Form 20-F
period 2000-12-31
CNH GLOBAL N V
filed 2001-06-12
CIK 1024519

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-14528

                                CNH GLOBAL N.V.
             (Exact name of registrant as specified in its charter)

                           KINGDOM OF THE NETHERLANDS
                        (State or other jurisdiction of
                         incorporation or organization)

                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS
                    (Address of principal executive offices)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                                                    NAME OF EACH EXCHANGE
                  TITLE OF EACH CLASS                                                ON WHICH REGISTERED
                  -------------------                                               ---------------------
Common Shares, par value Euro 0.45                                                        New York

       SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)OF
                                 THE ACT:  NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 277,175,498 Common Shares

     Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. [X]

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] or Item 18 [X].

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                    PART I

Item 1.      Identity of Directors, Senior Management and Advisers.......    5
Item 2.      Offer Statistics and Expected Timetable.....................    5
Item 3.      Key Information.............................................    5
Item 4.      Information on the Company..................................    8
Item 5.      Operating and Financial Review and Prospects................   23
Item 6.      Directors, Senior Management and Employees..................   42
Item 7.      Major Shareholders and Related Party Transactions...........   48
Item 8.      Financial Information.......................................   50
Item 9.      The Offer and Listing.......................................   50
Item 10.     Additional Information......................................   51
Item 11.     Quantitative and Qualitative Disclosures About Market          60
             Risk........................................................
Item 12.     Description of Securities Other than Equity Securities......   62

                                    PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.............   62
Item 14.     Material Modifications to the Rights of Security Holders and   62
             Use of Proceeds.............................................
Item 15.     [Reserved]..................................................   62
Item 16.     [Reserved]..................................................   62

                                   PART III
Item 17.     Financial Statements........................................   63
Item 18.     Financial Statements........................................   63
Item 19.     Exhibits....................................................   63

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger ("the merger") on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. As used in this report, "CNH" refers to CNH Global N.V. and its consolidated subsidiaries. In addition, "CNH" may refer to New Holland N.V. for financial information prior to the merger.

     CNH has prepared its annual consolidated financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP, and certain reclassifications have been made to conform the historical New Holland financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in this report is expressed in U.S. dollars.

     Certain information in this report has been presented separately by geographic area. CNH defines its geographic areas as (1) North America, (2) Western Europe, (3) Latin America, and (4) Rest of World. As used in this report, all references to "North America," "Western Europe," "Latin America" and "Rest of World" are defined as follows:

     - North America -- United States and Canada.

     - Western Europe -- Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

     - Latin America -- Mexico, Central and South America, and the Caribbean Islands.

     - Rest of World -- Those areas not included in North America, Western Europe and Latin America, as defined above.

     In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

                                 *  *  *  *  *

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The information included in this report contains certain forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

     CNH's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. The spread of foot-and-mouth disease ("FMD") and other animal diseases within and outside of Europe also could adversely affect livestock and feed prices and overall levels of farmer's confidence. Concerns pertaining to genetically modified organisms ("GMO") and China's delayed entry into the World Trade Organization also may affect farm exports. In addition, higher fuel and fertilizer costs could have a negative impact on farm income. Some of the other significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. The timing and costs for implementing CNH's merger initiatives is subject to the outcome of negotiations with numerous third parties, including purchasers of product lines required to be divested, labor unions, dealers and others. Further information concerning factors that could significantly impact expected results is included in the following sections of this Form 20-F: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA.

     The financial data set forth below at December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998, have been derived from the audited consolidated financial statements of CNH included herein. Financial data at December 31, 1998, 1997, and 1996, and for the years ended December 31, 1997 and 1996, have been derived from CNH's published financial statements not included herein.

     CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2000, in accordance with U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the 2000 presentation.

     CNH acquired Case on November 12, 1999. The accompanying selected financial data reflects the historical operating results of CNH, including the results of operations of Case since November 12, 1999.

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------
                                               2000        1999        1998        1997        1996
                                             --------    --------    --------    --------    --------
                                               (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                                        (SHARES OUTSTANDING IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
Net sales..................................  $  9,337    $  5,949    $  5,474    $  5,798    $  5,474
Finance and interest income................       677         324         223         193          58
                                             --------    --------    --------    --------    --------
     Total revenues........................  $ 10,014    $  6,273    $  5,697    $  5,991    $  5,532
                                             ========    ========    ========    ========    ========
Net income (loss)..........................  $   (381)   $    148    $    258    $    388    $    250
                                             ========    ========    ========    ========    ========
Earnings (loss) per share:
  Basic....................................  $  (1.79)   $   0.99    $   1.73    $   2.60    $   1.68
  Diluted..................................  $  (1.79)   $   0.97    $   1.73    $   2.60    $   1.68
Cash dividends declared per common share...  $   0.55    $   0.55    $   0.55    $   0.55    $     --
BALANCE SHEET DATA (AT THE END OF YEAR):
Total assets...............................  $ 17,577    $ 17,678    $  7,296    $  6,330    $  5,111
Long-term debt, including current
  maturities...............................  $  5,539    $  4,558    $  1,011    $    651    $     72
Shareholders' equity.......................  $  2,514    $  1,710    $  1,784    $  1,621    $  1,374
Common Shares Euro 0.45 par value..........  $    143    $     88    $     88    $     88    $     88
Shares outstanding.........................   277,175     149,660     149,000     149,000     149,000

     B. CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

     D. RISK FACTORS.

CNH MAY NOT FULLY ACHIEVE THE ANTICIPATED BENEFITS OF THE BUSINESS MERGER OF NEW HOLLAND AND CASE

     CNH's ability to achieve the anticipated benefits of the merger, including the realization of at least $600 million in annual profit improvements by 2003, depends on, among other things, CNH's ability to integrate and rationalize effectively the operations and employees of New Holland and Case.

AN OVERSUPPLY OF USED AND RENTAL EQUIPMENT MAY NEGATIVELY AFFECT CNH'S SALES

     In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly. As this equipment comes off lease or is replaced with newer equipment by rental agencies, there will be a significant increase in the availability of late-model used equipment. An oversupply in used equipment could depress sales of new equipment. CNH cannot predict how much an oversupply of used equipment would affect demand for, and the market prices of, new and used equipment in the event of a continued downturn in market demand.

CNH'S BUSINESS IS AFFECTED BY CYCLICAL ECONOMIC CONDITIONS AND OTHER FACTORS BEYOND ITS CONTROL

     CNH's business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. CNH's equipment operations and financial services operations are subject to many factors beyond their direct control, such as the credit quality, availability and prevailing terms of credit for customers, CNH's own access to credit, adverse political and economic developments in emerging markets, such as Brazil and the former Soviet Union, the response of its competitors to adverse cyclical conditions and dealer inventory management. In addition, CNH's operating profits are susceptible to a number of industry-specific factors, including:

  AGRICULTURAL EQUIPMENT INDUSTRY

     -  changes in farm income and farm land value;

     -  the level of worldwide farm output and demand for farm products;

     -  commodity prices;

     -  government agricultural policies and subsidies;

     -  limits on agricultural imports; and

     -  weather.

  CONSTRUCTION EQUIPMENT INDUSTRY

     - prevailing levels of construction, especially housing starts, and levels of industrial production;

     -  public spending on infrastructure; and

     -  real estate values.

     The nature of the agricultural equipment business is such that a downturn in demand can occur suddenly, resulting in excess inventories and production capacity. These downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including New Holland N.V. and Case Corporation, have responded in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings in past affected periods. In the event of future downturns, additional restructuring may become necessary.

THE INDUSTRIES IN WHICH CNH OPERATES ARE HIGHLY COMPETITIVE

     The agricultural equipment industry is highly competitive, particularly in North America, Europe and Latin America. CNH competes primarily with:

     - large global full-line suppliers, including Deere & Company and AGCO Corporation;

     - manufacturers focused on particular industry segments, including Kubota Corporation, Caterpillar Inc. and various implement manufacturers;

     - regional manufacturers in mature markets, including Claas KGa and SAME Deutz-Fahr Group, which are expanding worldwide; and

     - local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. CNH competes primarily with:

     - two large global full-line suppliers, Caterpillar and Komatsu Construction Equipment, which together account for approximately 40% of the world industry;

     - product specialists operating on a global basis, including Kobelco Construction Equipment, Ingersoll-Rand Company, Hitachi Ltd.; and

     - local and multi-regional manufacturers, such as Volvo Construction Equipment Corporation, Deere & Company and J.C. Bamford Excavators Ltd.

     Banks, finance companies and other financial institutions compete with CNH's financial services operations.

     Some of CNH's competitors have greater financial, marketing and operating resources than CNH.

FIAT OWNS A MAJOR PART OF CNH; CNH RELIES TO SOME EXTENT ON THE FIAT GROUP TO FINANCE ITS OPERATIONS

     On December 31, 2000, Fiat S.p.A. ("Fiat") owned, indirectly through Fiat Netherlands Holding N.V., approximately 84.5% of CNH's outstanding common shares. As a result, Fiat controls all matters submitted to a vote of CNH's shareholders, including approval of dividends, election and removal of its directors and officers and approval of extraordinary business transactions.

     CNH relies on Fiat to provide either guarantees or funding in connection with some of its external financing needs, including the short-term credit facilities that CNH used to finance the merger. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2003. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

CNH IS SUSCEPTIBLE TO CURRENCY EXCHANGE RATE FLUCTUATIONS AND INTEREST RATE CHANGES

     CNH is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. Similarly, changes in interest rates affect CNH's results of operations by increasing or decreasing borrowing costs and finance income. In 2000, higher interest rates and unfavorable currency exchange rate fluctuations had an adverse impact on CNH's financial condition and results of operations. CNH seeks to manage these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. Any default by the counterparties to these transactions, including by affiliates of CNH, could adversely affect CNH.

     It is possible that, notwithstanding CNH's financial hedging transactions, currency exchange rate or interest rate fluctuations will continue to adversely affect CNH's results of operations, cash flow, financial condition or the price of its common shares.

COMPLIANCE WITH ENVIRONMENTAL LAWS MAY INCREASE CNH'S COSTS

     CNH's operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which it operates. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. CNH regularly expends significant resources to comply with regulations concerning the emissions levels of its manufacturing facilities and the emissions levels of its equipment products. In addition, CNH is currently conducting environmental investigations or remedial activities at a number of its properties, including some facilities recently added through mergers and acquisitions. CNH expects that it may make material environmental and related capital expenditures in connection with reducing the emissions of its existing facilities and its manufactured equipment in the future depending on the levels and timing of new standards.

LABOR MATTERS COULD IMPAIR CNH'S ABILITY TO ACHIEVE COST SAVINGS

     Labor unions represent most of CNH's production and maintenance employees worldwide. In Europe, CNH's employees are protected by various worker protection laws which afford employees, through local and central works councils, rights of consultation with respect to specific matters involving their employers' business and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which CNH is subject could impair its flexibility in streamlining existing manufacturing facilities and in restructuring its combined businesses. The combination of New Holland and Case may provide the labor unions representing employees at some of CNH's facilities with opportunities to expand into currently non-union facilities.

OTHER RISK FACTORS

     Other factors that may affect the success of CNH include the following: energy prices; crop pests; consumer confidence; construction activity that is sensitive to interest rates and government spending; the spread of FMD and other animal diseases within and outside of Europe; concerns pertaining to GMOs; higher fuel and fertilizer costs; general economic and capital market conditions; the cyclical nature of its business; political uncertainty and civil unrest in various areas of the world; disruptions in production capacity; excess inventory levels; the effect of changes in laws and regulations (including government subsidies and international trade regulations); and technological difficulties.

ITEM 4. INFORMATION ON THE COMPANY

     A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     CNH Global N.V. is a corporation organized under the laws of the Kingdom of The Netherlands, with a registered office in the World Trade Center, Tower B, 10th Floor, Amsterdam Airport, The Netherlands (telephone number:
+(31)-20-46-0429). It was incorporated on August 30, 1996. CNH's agent for purposes of service of process in the United States is Roberto Miotto, 100 South Sanders Road, Lake Forest, Illinois 60045.

     CNH is a leading manufacturer of agricultural equipment throughout the world, the third largest manufacturer of construction equipment and one of the world's largest equipment finance companies. CNH distributes its strong, globally recognized brands in over 160 markets through an extensive network of approximately 12,100 dealers and distributors.

     CNH combines the operations of New Holland and Case as a result of their business merger on November 12, 1999. Effective with the closing of the merger, New Holland changed its name to CNH. As used in this report, all references to "New Holland" or "Case" refer to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

     On November 12, 1999, New Holland acquired Case for $4.6 billion in cash, including related costs and expenses. CNH financed the merger with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat, and available cash of $200 million.

     In approving the merger, the European and U.S. regulatory authorities identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. CNH has addressed these competitive concerns by divesting the required product lines and facilities.

     For a listing of CNH's acquisitions and divestitures see Note 3, "Acquisitions and Divestitures of Businesses and Investments" to the Consolidated Financial Statements of this report.

     B. BUSINESS OVERVIEW.

     CNH has three business segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH's equipment operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH is a leading global manufacturer of agricultural tractors and also has leading positions in combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, CNH has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers. CNH also provides a complete range of replacement parts and services to support its equipment. CNH's net sales from equipment operations were approximately $9.3 billion in 2000.

     CNH offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other equipment manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers and rental equipment yards. Wholesale financing consists primarily of floorplan financing and allows dealers to maintain a representative inventory of products. CNH's retail financing alternatives are intended to be competitive with financing available from third parties. At December 31, 2000, CNH's serviced portfolio of receivables, including receivables owned and receivables serviced for others, was approximately $11.6 billion. CNH's revenues from financial services were approximately $772 million in 2000.

  Agricultural Equipment

     The operators of food and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. One of the key factors influencing sales of agricultural equipment is the level of total farm cash receipts, which is impacted by the volume of acreage planted, commodity prices, crop yields, farm operating expenses, including fuel and fertilizer costs, and government subsidies or payments. General economic conditions, interest rates and the availability of financing also influence sales. Farmers tend to postpone the purchase of equipment when the farm economy is depressed, and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment-buying decisions. Government policies, including the availability and extent of government subsidies, also affect the agricultural equipment market by directly or indirectly regulating or influencing the levels of acreage planted and crop prices.

     Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, agricultural equipment, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of "part-time" or "hobby" farmers in Western Europe and North America also prefer simple, low-cost agricultural equipment.

     Major trends in the agricultural industry include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms and units of equipment sold. The agricultural equipment industry, in most markets, began to experience an increase in demand in the early 1990s as a result of both higher commodity prices and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs. This trend was maintained through 1997, but the markets started to decline in 1998 as a result of generally unfavorable economic conditions, lower commodity prices and reduced aid to developing countries. In 2000, global prices for agricultural commodities remained low and, as a result, overall industry demand for high horsepower agricultural equipment continued at depressed levels, with worldwide industry demand for high horsepower agricultural tractors and combines even slightly lower than in 1999.

     CNH sells agricultural equipment products primarily under the following brand names: New Holland, Case IH, DMI, Flexi-Coil, Steyr, Tyler and Concord.

Construction Equipment

     Contractors, farmers, builders and rental fleet owners are the primary purchasers of light- to medium-sized construction equipment, while major customers of heavy equipment include construction companies, municipalities, local governments and rental fleet owners. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, each of which is primarily impacted by prevailing interest rates. The light- to medium-sized equipment sector has experienced significant growth as smaller machines, equipped with multiple attachments for specialized applications, replace other forms of tool carrying and material handling equipment, including some heavy equipment. This trend, which is partially related to low levels of public spending on new infrastructure, has favored increased sales of skid steer loaders, mini- and midi-excavators, mini-wheeled loaders, and telescopic handlers.

     Worldwide customer preferences for construction equipment products are similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In less developed markets, customers tend to favor more basic equipment with greater perceived durability. With respect to power capacity, customer demand and the range of products offered does not vary significantly from one market to another. Customers in North America and Europe place strong emphasis on product reliability, while in other markets, customers often use a particular piece of equipment even after its performance begins to diminish. In general, most construction equipment sold in mature markets such as North America and Europe replaces older equipment. In contrast, demand in less mature markets includes replacements and net increases in equipment demand.

     Sales of heavy construction equipment are particularly dependent on the levels of major infrastructure construction and repair projects, which is a function of government spending and economic growth. The heavy equipment industry in North America, as well as in Europe, is primarily a replacement market that follows general economic patterns, whereas the industry in newly industrialized and emerging markets exhibits an overall growth trend. In recent years, demand for heavy construction equipment in North America has increased as interest rates have remained relatively stable and the level of government spending on infrastructure projects has increased, although in 2000, with increasing interest rates, industry demand for heavy construction equipment in North America did decline compared with 1999. In Europe, demand has also been increasing, primarily as a result of higher spending by European governments.

     CNH sells construction equipment products under the following brand names:
New Holland, New Holland Construction, Case, Case Poclain, Link-Belt (earthmoving equipment), O&K, FiatAllis and Fiat-Hitachi.

Financial Services

     CNH provides broad-based financial services for various customers through wholly owned subsidiaries and joint ventures in the United States, Canada, Argentina, Australia, Brazil and Europe. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment. To facilitate sales of agricultural and construction equipment products, CNH and other major providers of financial services typically offer retail financing to end-use customers and wholesale financing to equipment dealers. Retail financing consists of the financing of retail installment sales contracts, leases and similar products, including insurance, for the benefit of retail customers in conjunction with the purchase of new and used equipment from dealers. Wholesale financing consists primarily of dealer floorplan financing and allows dealers the ability to maintain a representative inventory of products.

     CNH also has provided financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment. CNH has offered a broad range of retail and wholesale financing products, including equipment and commercial loans and leases for North American manufacturers' products, dealers, distributors and their customers. During the fourth quarter of 2000 CNH decreased its volume of loan origination activity in its diversified business and has made the strategic decision to exit the commercial truck financing business and curtail other diversified financing activities.

     CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged. Long-term profitability in CNH's financial services segment is largely dependent on the cyclical nature of the agricultural and construction equipment industries and on prevailing interest rates.

BUSINESS STRATEGY

     CNH's primary objectives are ongoing value creation for shareholders, increasing customer satisfaction, realizing the synergies offered by the merger of New Holland and Case and continuing sales growth. As the first global full-line competitor in both the agricultural and construction equipment markets, CNH plans to grow its business through market expansion and product offering enlargement. CNH expects that its commitment to cost controls and to more efficient and effective use of resources will create value for its shareholders, and CNH believes that its focus on further improving its products, distribution and services will lead to increased customer satisfaction and loyalty.

     CNH is managed as a global company, supporting the Case IH and New Holland brand names and dealer networks in its agricultural equipment business, and marketing multiple brands in its construction equipment business. CNH is organizing its manufacturing operations with global product line responsibilities, and CNH is organizing its sales and marketing activities on a geographic basis.

     The following are the key elements of CNH's strategy for achieving the above objectives:

Capitalize on Global Brands through Multi-Distribution

     CNH intends to build on its global distribution network and world-class brands to further strengthen its position in all principal existing markets and to access growth opportunities by entering new markets. CNH believes this strategy will maintain a high level of dealer and customer loyalty, enhance its global market position and create cross-selling opportunities among brands.

Leverage Operational Expertise to Enter New Markets

     CNH believes that the merger of Case and New Holland will enable further global expansion in the agricultural equipment and construction equipment industries. The merger provides CNH with opportunities to significantly enhance its worldwide equipment product offerings.

     CNH views international expansion, particularly in the construction industry, as a major source of future growth and intends to expand primarily into markets characterized by rapidly increasing food, housing and infrastructure demand as evidenced by its recently announced global alliance with Kobe Steel, Ltd., and Kobelco Construction Machinery Co., Ltd. of Japan, and joint venture with Shanghai Tractor and Internal Combustion Engine Corporation. CNH plans to capitalize on its position as the most geographically diversified manufacturer in its industries to identify and pursue opportunities in these desirable markets. CNH expects to expand its local manufacturing and distribution operations in selected developing markets through a combination of internal development, joint ventures and acquisitions.

Invest in Product Development and Global Product Platforms

     To retain existing customers, attract new customers and enhance its competitive position, CNH plans to continue to invest in product development to strengthen and broaden its product lines. CNH intends to:

     -  introduce products with leading-edge technology;

     - tailor product offerings for entering new geographic markets and customer segments;

     - upgrade equipment models with an emphasis on quality, reliability and product simplification; and

     - pursue complementary product lines through strategic partnerships, joint ventures and acquisitions.

     CNH will seek to develop, over time, global products that maximize common design elements and share capital-intensive components. The use of global product platforms with differentiated product features for its different brands should permit CNH to lower product development and manufacturing costs, increase production efficiencies and reduce inventories and order-to-delivery cycle times.

Continue Reengineering Core Business Processes

     Through the combination of New Holland and Case, CNH expects to achieve annual profit improvements of at least $600 million by 2003, including the $155 million realized in 2000. To generate these cost savings, CNH is focused on enhancing the efficiencies of its core business processes, including product development, manufacturing and supply chain, and on providing shared administrative services.

Refocusing on Financing Core Activities

     CNH intends to refocus its financial services operations on supporting sales of agricultural and construction equipment to its base of equipment dealers and retail customers. CNH is fully committed to supporting its equipment operations and thus has decided to reduce activities in non-core business areas.

PRODUCTS AND MARKETS

     CNH designs, manufactures and distributes agricultural and construction equipment and provides financial services through several subsidiaries and joint ventures. CNH sells and distributes its products in more than 160 markets through an extensive network of approximately 12,100 dealers and distributors.

     CNH's 2000 net sales of agricultural and construction equipment represented 93% of total revenues, and financing operations accounted for 7% of total revenues. CNH's net sales of agricultural equipment represented 63% of revenues from 2000 equipment sales, and net sales of construction equipment represented 37% of such revenues. For the year ended December 31, 2000, CNH's net sales of equipment were generated from the following geographic areas: North America 43%, Western Europe 39%, Latin America 7%, and Rest of World 11%.

RESTRUCTURING

     CNH management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. CNH's goal is to divest or close more than 30% of its manufacturing locations, as well as approximately one-third of its 45 parts depots. Through the consolidation of all functional areas, CNH expects to reduce its worldwide workforce by approximately 24% by 2003. As of December 31, 2000, CNH recorded $315 million in cumulative purchase accounting reserves as part of its integration plan with respect to Case's operations.

     In 2000 and 1999, CNH recorded restructuring and other merger related costs of $157 million and $19 million, respectively. These merger integration restructuring charges relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and other merger related costs. The CNH merger integration plan is expected to realize at least $600 million in annual merger related profit improvements by 2003, including the $155 million annual cost savings, realized in 2000. In 1999, CNH recorded restructuring charges of $19 million related to headcount actions contemplated under the 1998 restructuring initiated by CNH, then New Holland, to better align its operations in response to the then current economic and market conditions. See Note 4, "Restructuring" to the Consolidated Financial Statements of this report for further analysis of the Company's restructuring programs.

MANUFACTURING

     CNH manufactures equipment and components in fifty manufacturing facilities, including fifteen facilities in the United States, five each in Italy and France, four each in the United Kingdom and Brazil, two each in Belgium, China, Germany, Mexico and Uzbekistan, and one each in Australia, Austria, Canada, India, Pakistan, Poland and Turkey. Similar manufacturing techniques are employed in the production of agricultural and construction equipment, resulting in certain economies and efficiencies.

     In March 2001, CNH announced that it has reached an agreement with Kobe Steel, Ltd., and Kobelco Construction Machinery Co., Ltd. to form a global alliance for the marketing development and production of crawler excavators worldwide. In addition, the alliance with Kobelco contemplates the distribution of CNH construction equipment in Japan and the Asia Pacific region.

     In March 2001, CNH also announced that it had entered into an agreement with Shanghai Tractor and Internal Combustion Engine Corporation to form a joint venture company to manufacture, distribute and ultimately support agricultural tractors under 100 horsepower.

     In addition to the equipment manufactured by CNH and its joint ventures, CNH also purchases both agricultural and construction equipment from other sources. The terms of purchase from an original equipment manufacturer or OEM, allow CNH to market the equipment under its brands and generally require CNH to purchase agreed-upon volumes of products, although either party may terminate the relationship upon notice. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow CNH to offer a broader line of products and range of models to its dealer network and global customer base. In 2000, the total value of OEM purchases comprised less than 10% of CNH's total purchases.

SUPPLIERS

     CNH purchases a number of materials and components from third-party suppliers. In general, CNH is not dependent on any single supplier or exposed in any substantial way to price fluctuations in respect of the materials or commodities it purchases.

     CNH is currently rationalizing its supply chain to substantially reduce the number of its suppliers. In implementing this program, CNH plans to build mutually beneficial partnerships with long-term suppliers based on increased volumes and shared product development activities. CNH believes that a reduction in the number of suppliers will result in more cost-effective arrangements, lower investment requirements, greater access to technological developments and lower per-unit costs. By rationalizing its supplier base, however,

CNH is increasing its dependence on its remaining suppliers, although in most instances, the products CNH purchases from its suppliers are available from other sources.

DISTRIBUTION AND SALES

     CNH sells and distributes its products through an extensive network of approximately 12,100 dealers and distributors in more than 160 markets worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. CNH plans to continue to distribute New Holland and Case products and services through their pre-merger global dealer networks.

     In most established markets, the distribution of CNH products is accomplished through the dealer network. In other parts of the world, CNH products are sold initially to distributors and then to dealers (or initially to dealers and then to sub-dealers), leveraging distributor expertise and minimizing CNH's marketing costs. Distributors generally have responsibility for marketing goods in very large geographic regions, including entire countries.

PRICING AND PROMOTION

     The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sales prices may be lower than the suggested list prices. CNH sells equipment to its dealers and distributors at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of its business, CNH engages in promotional campaigns that may include price incentives or preferential credit terms on the purchase of certain products.

     CNH regularly advertises its products to the community of farmers, contractors, builders and agricultural and construction contractors, as well as to distributors and dealers in each of its major markets. To reach its target audience, CNH uses a combination of general media, specialized design and trade magazines and direct mail. CNH also regularly participates in major international and national trade shows and engages in co-operative advertising programs with major distributors.

SERVICE AND WARRANTY

     CNH products are warranted to the end-user to ensure end-user confidence in design, workmanship and material quality. Warranty lengths vary depending on competitive standards established within individual markets. In general, warranties tend to be for one to three years, with some as short as six months, and cover all parts and labor for non-maintenance repairs and wear items, provided operator abuse, improper use or negligence did not necessitate the repair. Warranty on some products is limited by hours of use, and purchased warranty is available on most products. Dealers submit claims for warranty reimbursement to CNH and are credited for the cost of repairs if the repairs meet CNH's prescribed standards. Warranty expense is accrued at the time of sale, and purchased warranty revenue is deferred and amortized over the life of the warranty contract.

     CNH distributors and dealers provide service support outside of the warranty period. CNH service engineers or service training specialists train service personnel in one of several CNH training facilities around the world or on location at dealerships.

INSURANCE

     CNH maintains insurance with third-party insurers and with affiliates of Fiat to cover various risks resulting from its business activities including, but not limited to, risk of loss or damage to its facilities, business interruption losses, general liability, product liability, automobile liability and directors and officers liability insurance. Management believes that CNH's present level of insurance coverage is adequate to cover such potential losses arising out of these and other insurable risks.

SEASONALITY AND PRODUCTION SCHEDULES

     Seasonal demand for agricultural equipment varies by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in the March through June months in the Northern Hemisphere and in the September through November months in the Southern Hemisphere. Equipment dealers generally order harvesting equipment in the Northern Hemisphere in the fall and winter so that they can receive inventory during the winter and spring prior to the peak equipment selling season, which begins in May and June. In the Southern Hemisphere, equipment dealers generally order between September and November and the primary selling season for harvesting equipment extends from November through February.

     Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America, housing construction slows down, especially in the Midwest and on the East Coast, during the winter months. North American and European retail demand for construction equipment is strongest in the second and fourth quarters.

     CNH production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments (which are in advance of retail demand), dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. CNH adjusts its production levels to reflect changes in estimated demand, dealer inventory levels, labor disruptions and other matters not within its control. But because CNH spreads its production and wholesale shipments throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

COMPETITION

     The agricultural equipment industry is highly competitive, particularly in North America, Europe and Latin America. CNH competes primarily with large global full-line suppliers, including Deere & Company and AGCO; manufacturers focused on particular industry segments, including Caterpillar Inc., Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KGaA and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. CNH competes primarily with two large full-line suppliers, Caterpillar and Komatsu Construction Equipment; product specialists operating on a global basis, including Ingersoll-Rand Company and Hitachi, Ltd.; and local and multi-regional manufacturers such as Volvo Construction Equipment Corporation, Deere & Company and J.C. Bamford Excavators Ltd., ("JCB").

     CNH believes that multiple factors influence a buyer's choice of equipment. These factors include product performance, availability of a full product range, the strength and quality of a company's dealers, the quality and pricing of products, brand loyalty, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. CNH continually seeks to improve in each of these areas but focuses primarily on providing high-quality and high-value products and supporting those products through its dealer network. In both the agricultural and construction equipment industries, buyers tend to favor brands based on past experience with the product and the dealer. Customers' perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.

     The financial services industry is highly competitive. CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged.

     C. ORGANIZATIONAL STRUCTURE.

     As of April 30, 2001, approximately 84.6% of CNH's outstanding common shares are owned by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat. Fiat was founded in Turin on July 11, 1899. In addition to automobile manufacturing, Fiat produces commercial vehicles, buses, farm tractors and marine engines.

     As of the end of December 2000, Fiat remains one of the world's biggest industrial groups, operating in 61 countries with 1,063 companies, of which 244 subsidiaries and affiliates are located in Italy. Fiat employs over 223,953 people, more than 111,729 of which are outside Italy. The Fiat Group runs 242 production facilities (167 of which are outside Italy) and 131 research centers (61 outside Italy).

     Fiat Group companies are organized into ten operating sectors: Automobiles, Commercial Vehicles, Agricultural and Construction Equipment, Metallurgical Products, Components, Production Systems, Aviation, Publishing and Communications, Insurance and Services. These companies include Fiat Auto, Iveco, CNH, Magneti Marelli, Comau, Teksid, Fiat Avio, Itedi, and Toro Assicurazioni.

     Set forth below is a listing of CNH's directly and indirectly owned (10% or greater) subsidiaries and affiliates as of December 31, 2000:

                                                                                OWNERSHIP
COMPANY NAME                                                      COUNTRY       PERCENTAGE
------------                                                  ---------------   ----------
A.M. Exports Limited........................................  United Kingdom       100
Austoft Holdings Limited....................................  Australia            100
Austoft Inc. ...............................................  Australia            100
Austoft Industries Limited..................................  Australia            100
Banco CNH Capital Brazil S.A. ..............................  Brazil               100
Bizon-Ukrania S.P. .........................................  Ukraine               51
BLI Group, Inc. ............................................  USA                  100
BLI Sales, Inc. ............................................  Barbados             100
Blue Leaf I.P., Inc. .......................................  USA                  100
Brascor Corretora de Seguros, Participacoes e Servicios
  S.A. .....................................................  Brazil               100
C.W., Inc. .................................................  USA                  100
Case (Barbados) FSC, Ltd. ..................................  Barbados             100
Case Argentina S.A. ........................................  Argentina            100
Case Belgium N.V. ..........................................  Belgium              100
Case Bodenverdichtungs-gerate Verwatungs GmbH...............  Germany              100
Case bor-mor Holdings, Inc. ................................  USA                  100
Case Brasil & Cia...........................................  Brazil               100
Case Brazil Holdings, Inc. .................................  USA                  100
Case Canada Corporation.....................................  Canada               100
Case Canada Equipment Corporation...........................  USA                  100
Case Canada Investments, Ltd. ..............................  Canada               100
Case Canada Receivables, Inc. ..............................  Canada               100
Case CDC Holdings, Inc. ....................................  USA                  100
Case Corporation............................................  USA                  100
Case Corporation Pty Ltd. ..................................  Australia            100
Case Credit Australia Investments Pty Ltd. .................  Australia            100
Case Credit Australia Pty Ltd. .............................  Australia            100
Case Credit Corporation.....................................  USA                  100
Case Credit Global Investments Ltd. ........................  Bermuda              100
Case Credit Holdings Limited................................  USA                  100
Case Credit Limited.........................................  United Kingdom       100
Case Credit Ltd. ...........................................  Canada               100

                                                                                OWNERSHIP
COMPANY NAME                                                      COUNTRY       PERCENTAGE
------------                                                  ---------------   ----------
Case Credit Wholesale Pty Ltd. .............................  Australia            100
Case Credits Limited........................................  United Kingdom       100
Case Currency Management, Inc. .............................  USA                  100
Case Equipment Holdings Limited.............................  USA                  100
Case Equipment International Corporation....................  USA                  100
Case Equipment International Marketing, Inc. ...............  USA                  100
Case Europe S.A.R.L. .......................................  France               100
Case France S.A. ...........................................  France               100
Case Germany GmbH...........................................  Germany              100
Case Harvesting Systems, GmbH...............................  Germany              100
Case India Limited..........................................  USA                  100
Case India USLT Limited.....................................  USA                  100
Case International France S.A.R.L. .........................  France               100
Case International Limited..................................  United Kingdom       100
Case International Marketing, Inc. .........................  USA                  100
Case International United Kingdom Limited...................  United Kingdom       100
Case Irrigation Company.....................................  USA                  100
Case Italy S.p.A. ..........................................  Italy                100
Case LBX Holdings, Inc. ....................................  USA                  100
Case Leasing Asset Securitization Inc. .....................  USA                  100
Case Licensing/Lending Company..............................  USA                  100
Case Machinery (Shanghai) Co., Ltd. ........................  China                100
Case Mauritius US Limited...................................  Mauritius            100
Case Melbourne Pty Ltd. ....................................  Australia            100
Case Mexico S.A. ...........................................  Mexico               100
Case Poclain Ltd. ..........................................  United Kingdom       100
Case Receivables, Inc. .....................................  USA                  100
Case Spain S.A. ............................................  Spain                100
Case Sprayers Limited.......................................  United Kingdom       100
Case Steyr Landmaschinentechnik GmbH........................  Austria              100
Case United Kingdom Limited.................................  United Kingdom       100
Case Wholesale Receivables, Inc. ...........................  USA                  100
CaseNewHolland Inc. ........................................  USA                  100
Case-Poclain GmbH...........................................  Germany              100
CNH Capital U.K. Ltd. ......................................  United Kingdom       100
CNH Capital Benelux.........................................  Belgium              100
CNH Capital Corporation.....................................  USA                  100
CNH Capital Insurance Agency Inc. ..........................  USA                  100
CNH Capital PLC.............................................  Ireland              100
CNH Capital Receivables Inc. ...............................  USA                  100
CNH Capital (Europe) PLC....................................  Ireland              100
CNH International Services Corporation......................  USA                  100
CNH Receivables Inc. .......................................  USA                  100
Concord, Inc. ..............................................  USA                  100
Consolidated Diesel Company.................................  USA                   50
David Brown Tractors (Belfast) Ltd. ........................  United Kingdom       100
David Brown Tractors (Ireland) Ltd. ........................  Ireland              100
David Brown Tractors (Retail) Ltd. .........................  United Kingdom       100
David Brown Tractors Limited................................  United Kingdom       100
Eagle Global Insurance Company Limited......................  Bermuda              100

                                                                                OWNERSHIP
COMPANY NAME                                                      COUNTRY       PERCENTAGE
------------                                                  ---------------   ----------
Farm One AgServices, Inc. ..................................  USA                  100
Fermec North America, Inc. .................................  USA                  100
Fiat E.M. Corp. ............................................  USA                  100
Fiat Hitachi Excavators Belgium SA..........................  Belgium               57
Fiat Hitachi Excavators Deutschland GmbH....................  Germany               40
Fiat Hitachi Excavators France S.A. ........................  France                57
Fiat Hitachi Excavators S.p.A. .............................  Italy                 57
Fiatallis Latino Americana Ltda. ...........................  Brazil               100
Fiatallis North America, Inc. ..............................  USA                  100
Flexi-Coil (Australia) Pty Ltd. ............................  Australia            100
Flexi-Coil (Netherlands) Holding B.V. ......................  The Netherlands      100
Flexi-Coil (U.K.) Ltd. .....................................  United Kingdom       100
Flexi-Coil Inc. ............................................  USA                  100
Flexi-Coil Ltd. ............................................  Canada               100
Ford New Holland Australia Ltd. ............................  Australia            100
GalwaKor Sp.Zo.o Plock......................................  Poland               100
Grand Detour Plow Company...................................  USA                  100
Grundstuckeverw. Ges. Stahlhauser Llegenschaften GmbH
  & Co KG...................................................  Germany               93
Harbin New Holland Beidahuang Tractors Ltd. ................  China                 70
HFI Holdings, Inc. .........................................  USA                  100
Hischmann GmbH..............................................  Germany               99
International Harvester Co. of Great Britain Limited........  United Kingdom       100
International Harvester Company.............................  USA                  100
International Harvester Company of Belgium N.V. ............  Belgium              100
J.I. Case Argentina, S.A. ..................................  Argentina            100
J.I. Case Company Ltd. .....................................  United Kingdom       100
J.I. Case Germany Holdings Inc. ............................  USA                  100
J.I. Case International, S.A. ..............................  Venezuela            100
J.I. Case Leasing Corporation...............................  USA                  100
J.I. Case Property Company..................................  USA                  100
J.I. Case Threshing Machine Company.........................  USA                  100
Kestrin Pty Ltd. ...........................................  Australia            100
Lake Hull Pty Ltd. .........................................  Australia            100
MBA AG, Baumaschinen........................................  Switzerland           99
New Holland (Canada) Credit Company Ltd. ...................  Canada               100
New Holland (Canada) Credit Holding Ltd. ...................  Canada               100
New Holland Argentina S.A. .................................  Argentina            100
New Holland Australia Pty Ltd. .............................  Australia            100
New Holland Belgium N.V. ...................................  Belgium              100
New Holland Bizon Sp.Zo.o...................................  Poland               100
New Holland Braud S.A. .....................................  France               100
New Holland Canada Ltd......................................  Canada               100
New Holland Portugal -- Comercio de Tractores e
  Maquinas Agricolas, Limitada..............................  Portugal             100
New Holland Credit Australia Pty Limited....................  Australia            100
New Holland Danmark A/S.....................................  Denmark              100
New Holland Deutschland GmbH................................  Germany              100
New Holland Espana S.A. ....................................  Spain                100
New Holland Europe S.A. ....................................  Luxembourg           100

                                                                                OWNERSHIP
COMPANY NAME                                                      COUNTRY       PERCENTAGE
------------                                                  ---------------   ----------
New Holland Financial Services A/S..........................  Denmark              100
New Holland Financial Services Ltd. ........................  United Kingdom       100
New Holland Financial Services S.A. ........................  France               100
New Holland Financial Services S.R.L. ......................  Italy                100
New Holland France S.A. ....................................  France               100
New Holland HFT Japan, Inc. ................................  Japan                 50
New Holland Holding Limited.................................  United Kingdom       100
New Holland Holdings (Argentina) S.A. ......................  Argentina            100
New Holland Investments Canada Ltd..........................  Canada               100
New Holland Italia S.p.A....................................  Italy                100
New Holland Latino Americana Ltda...........................  Brazil               100
New Holland Limited.........................................  United Kingdom       100
New Holland Logistics S.p.A.................................  Italy                100
New Holland Luxembourg S.A. ................................  Luxembourg           100
New Holland Mauritius (Private) Ltd.........................  Mauritius            100
New Holland North America, Inc. ............................  USA                  100
New Holland Receivables Corporation.........................  USA                  100
New Holland Retail Receivables Corporation I................  USA                  100
New Holland Retail Receivables Corporation II...............  USA                  100
New Holland Romania Srl.....................................  Romania              100
New Holland S.A. ...........................................  Luxembourg           100
New Holland Superannuation Pty Ltd. ........................  Australia            100
New Holland Tractor Limited N.V.............................  Belgium              100
New Holland Tractors (India) Private Ltd....................  India                100
New Holland Trade N.V.......................................  The Netherlands      100
New Holland U.K. Limited....................................  United Kingdom       100
O&K Antriebstechnik GmbH....................................  Germany               99
O&K Hilfe GmbH..............................................  Germany               99
O&K Norge A/S...............................................  Norway                99
O&K Orenstein & Koppel AG...................................  Germany               99
O&K Orenstein & Koppel Ges.m.b.H............................  Austria               99
O&K Orenstein & Koppel S.A. ................................  France                99
O&K Orenstein & Koppel S.A. ................................  Spain                 99
O&K Orenstein & Koppel S.p.A................................  Italy                 99
Olaf Poulsen A/S............................................  Denmark               99
Poclain do Brasil S.A. .....................................  Brazil               100
Poclain Limited.............................................  United Kingdom       100
Poclain Services North America Inc. ........................  USA                  100
PPM do Brazil Ltda. ........................................  Brazil               100
Pryor Foundry, Inc. ........................................  USA                  100
Receivables Credit Corporation..............................  Canada               100
Receivables Credit II Corporation...........................  Canada               100
Receivables Credit III Corporation..........................  Canada               100
Servicios Case Mexicana, S.A. de C.V. ......................  Mexico               100
Steiger Credit Company......................................  USA                  100
Steiger International, Ltd. ................................  Guam                 100
Tiede Landtechnik GmbH......................................  Germany              100
Tractorwork, Limited........................................  United Kingdom       100
Universaltrac Beteiligungs GmbH.............................  Germany              100
Versatile Credit Pty. Ltd. .................................  Australia            100

                                                                                OWNERSHIP
COMPANY NAME                                                      COUNTRY       PERCENTAGE
------------                                                  ---------------   ----------
Versatile Farm Equipment Pty. Ltd...........................  Australia            100
CNH Information Technology Company LLC......................  USA                  100
New Holland Credit Company, LLC.............................  USA                  100
Ag-Chem/New Holland, LLC....................................  USA                   50
Al-Ghazi Tractors Ltd.......................................  Pakistan              43
Brahma Steyr Tractors Limited...............................  India                 10
Case Credit Europe S.A.S....................................  France                50
Case Credit UK Ltd. ........................................  United Kingdom        50
Consorzio Cofhirete.........................................  Italy                 27
Employers' Health Initiatives, LLC..........................  USA                   50
European Engine Alliance EEIG...............................  United Kingdom        33
GQM Products LLC............................................  USA                   50
JV UzCaseMash LLC...........................................  Uzbekistan            60
JV UzCaseService LLC........................................  Uzbekistan            51
JV UzCaseTractor LLC........................................  Uzbekistan            51
L&T-Case Equipment Limited..................................  India                 50
LBX Company LLC.............................................  USA                   50
Lublesha Fabryka Maszyn Rolniczysh..........................  Poland                18
Megavolt, L.P. .............................................  USA                   40
New Holland de Mexico, S.A. de C.V. ........................  Mexico                50
New Holland Finance Ltd.....................................  United Kingdom        49
New Holland Trakmak Traktor Ve Ziraat Makineleri A.S........  Turkey                38
O&K Schiffstechnik GmbH.....................................  Germany               49
Plast-Form Sp.Zo.o..........................................  Poland                15
Polagris S.A. Pikieliszki-Litwa.............................  Lithuania             11
Sip-Mot S.A. ...............................................  Poland                22
Turk Traktor Ve Ziraat Makineleri A.S. .....................  Turkey                38
UzCaseagroleasing...........................................  Uzbekistan            51

D. PROPERTY, PLANTS AND EQUIPMENT.

DESCRIPTION OF PROPERTY

     The following table provides information about CNH's principal manufacturing, engineering and administrative facilities as of December 31, 2000:

                                                                               APPROXIMATE
                                                                                 COVERED      OWNERSHIP
           LOCATION                           PRIMARY FUNCTIONS                   AREA*         STATUS
           --------                           -----------------                -----------   ------------
UNITED STATES
Belleville, PA.................  Skid Steer Loaders; Manure Spreaders               540             Owned
Benson, MN.....................  Agricultural Sprayers                              219             Owned
Burlington, IA.................  Loader/Backhoes; Crawler/Dozers; Fork Lift         989             Owned
                                 Trucks
Dublin, GA.....................  Compact Tractors                                    60            Leased
East Moline, IL................  Combine Harvesters; Cotton Pickers; Grain        2,375             Owned
                                 Heads
Fargo, ND......................  Tractors, Wheel Loaders                            531             Owned
Fargo, ND......................  Planters/Seeders                                   146            Leased
Grand Island, NE...............  Combine Harvesters; Hay & Forage                   680             Owned
Lake Forest, IL................  Global Management Offices                           65            Leased
New Holland, PA................  Administrative Facilities; Hay & Forage;         1,190             Owned
                                 Engineering Center
Racine, WI.....................  Tractor Assembly; Transmissions; Foundry         2,834             Owned
Racine, WI.....................  Principal Administrative Facilities                400      Owned/Leased
Wichita, KS....................  Skid Steer Loaders; Directional Drills;            455             Owned
                                 Trenchers
ITALY
Imola..........................  Loader/Backhoes; Engineering Center                384             Owned
Jesi...........................  Tractors                                           710             Owned
Lecce..........................  Construction Equipment; Engineering Center       1,550             Owned
Modena.........................  Components                                       1,150             Owned
San Matteo.....................  Research and Development                           540             Owned
San Mauro......................  Construction Equipment; Engineering Center         590             Owned
FRANCE
Coex...........................  Grape Harvesters; Engineering Center               280             Owned
Crepy-En-Valois................  Excavators; Loader/Backhoes                        676             Owned
Croix..........................  Cabs                                               466             Owned
St. Dizier(1)..................  Transmissions                                      234             Owned
Tracy-Le-Mont..................  Hydraulic Cylinders                                204             Owned
Villepinte.....................  Administrative Facilities                           55            Leased
UNITED KINGDOM
Basildon.......................  Tractors; Components; Engineering Center         1,390             Owned
Doncaster(1)/Carr Hill(2)......  Tractors; Gear Shifts; Shafts                    1,074             Owned
GERMANY
Berlin.........................  Construction Equipment; Engineering Center       1,113            Leased
Dortmund.......................  Administrative Facilities; Test and Parts          348            Leased
                                 Centers
Heidelberg.....................  Administrative and Warehouse Facilities            162             Owned
Neustadt.......................  Forage and Combine Harvesters                      515             Owned
BRAZIL
Curitiba.......................  Tractors; Combine Harvesters; Engineering          760             Owned
                                 Center
Belo Horizonte.................  Construction Equipment; Engineering Center         510             Owned
Piracicaba.....................  Sugar Cane Harvesters                              108             Owned
Sorocaba.......................  Wheel Loaders; Loader/Backhoes; Excavators         525             Owned

                                                                               APPROXIMATE
                                                                                 COVERED      OWNERSHIP
           LOCATION                           PRIMARY FUNCTIONS                   AREA*         STATUS
           --------                           -----------------                -----------   ------------
CANADA
Saskatoon......................  Air-Seeding Equipment; Engineering Center          750             Owned
BELGIUM
Antwerp........................  Components                                         850            Leased
Zedelgem.......................  Combine Harvesters; Hay & Forage; Tractor
                                 Loaders; Engineering Center                      1,590             Owned
OTHERS
Bundaberg, Australia...........  Sugar Cane Harvesters                              206             Owned
St. Valentin, Austria..........  Tractors                                           398            Leased
New Delhi, India...............  Tractors; Engineering Center                       360             Owned
Plock, Poland..................  Combine Harvesters                               1,020             Owned

------------
* in thousands of square feet

(1) Facilities divested in first quarter 2001.

(2) Facility sold in April 2001.

     In addition, CNH owns or leases a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships, worldwide.

     As a result of the merger, management believes it has excess capacity in certain of its product lines when compared with current market demand. CNH management formulated a plan to integrate the operations of the Case and New Holland businesses and to address overall combined manufacturing capacity. This plan includes the divestiture or closure of more than 30% of CNH's manufacturing locations as of the merger date. CNH believes that once the closure and divestitures of required facilities is completed, CNH will have adequate capacity to meet anticipated market demand.

ENVIRONMENTAL MATTERS

     CNH's operations and products are subject to extensive environmental laws and regulations in each of the countries in which it operates. CNH is a voluntary participant in several government-sponsored initiatives that benefit the environment. CNH has an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage by incorporating adjustments in business activity, recycling efforts and hazard assessments of raw materials. CNH has a program designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.

     CNH engines and equipment are subject to extensive statutory and regulatory requirements that impose standards with respect to air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. CNH expects that it may make significant capital and research expenditures to comply with these standards now and in the future. CNH anticipates that these costs are likely to increase as emissions limits become more stringent, however, at this time, CNH is not able to quantify the dollar amount of such expenditures as the levels and timing is not agreed by the regulatory bodies. Failure to comply could result in adverse effects on future financial results.

     CNH will incur capital expenditures in connection with matters relating to environmental control and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. Capital expenditures for environmental control and compliance in 2000 were not material and projections for 2001 and 2002 are not expected to be material. In particular, the Clean Air Act Amendments of 1990 and European Commission Directives will affect directly the operations of all of CNH's manufacturing facilities in the United States and Europe. The manufacturing processes that will be affected include painting, coating and foundry operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, CNH anticipates that these costs are likely to increase as environmental requirements become more stringent. CNH believes that these capital costs, exclusive of product-related costs, will not have a material adverse effect on CNH's financial position or results of operations.

     Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 38 non-owned sites to which Case allegedly sent hazardous substances for disposal ("Waste Sites"). Sixteen of the Waste Sites are on the National Priority List promulgated pursuant to CERCLA. At 34 of the Waste Sites, the monetary amount or extent of CNH's liability has been resolved, CNH has not been named as a potentially responsible party ("PRP"), or CNH's liability is likely de minimis in comparison with other PRPs. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, CNH's potential liability for remediation costs associated with the 38 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, CNH's understanding of the financial strength of other PRPs has been considered in the determination of its potential liability. CNH believes that the costs associated with the Waste Sites will not have a material adverse effect on CNH's financial position or results of operations.

     CNH has conducted environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. CNH believes that the outcome of these activities will not have a material adverse effect on CNH's financial position or results of operations. The preceding paragraphs regarding environmental matters are forward-looking statements, and the actual costs could differ materially from those costs currently anticipated due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of laws which now and in the future may impose liability for previously lawful disposal and release activities. As it has in the past, CNH intends to fund its costs of environmental compliance from operating cash flows.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     CNH has prepared its financial statements, including the financial data disclosed in this Item 5, in accordance with generally accepted accounting principles in the United States or U.S. GAAP. The impact of acquisitions, particularly the impact of the Case and New Holland merger, and the December 1998 acquisition of Orenstein & Koppel Aktiengesellschaft ("O&K"), has affected the comparability of the respective prior-year data.

     CNH's agricultural and construction equipment businesses are collectively referred to as CNH's "Equipment Operations." CNH's financial services businesses are collectively referred to as "Financial Services." Unless otherwise indicated, all financial data set forth herein is expressed in U.S. dollars.

     A. OPERATING RESULTS.

OVERVIEW

     Consolidated revenues for 2000 totaled $10,014 million versus $6,273 million in 1999 and net sales of agricultural and construction equipment were $9,337 million in 2000, up 57% from $5,949 million in 1999. The increase in net sales in 2000 was largely due to the full year impact of the Case acquisition and the acquisition of Flexi-Coil in January 2000, offset in part by approximately $425 million in unfavorable currency translations on net sales of equipment and lower industry volumes. Consolidated revenues for 1999 totaled $6,273 million, versus $5,697 million in 1998, and net sales of agricultural and construction equipment were

$5,949 million in 1999, up 9% from $ 5,474 million in 1998. The increase in net sales was largely attributable to the full year impact of the O&K acquisition and the six week impact of the Case merger, partially offset by currency translations and lower industry volumes.

     In 2000, CNH's Equipment Operations recorded a net loss, before equity in income of Financial Services, of $407 million, versus comparable net income of $76 million in 1999. The decrease in earnings was primarily attributable to the Case acquisition, including acquisition related costs and increased interest expense, as well as the amortization of fair value purchase accounting adjustments and goodwill related to the merger. On a pretax basis, CNH's Equipment Operations recorded a loss of $540 million in 2000, as compared to income of $162 million in 1999.

     Financial Services recorded net income of $26 million in 2000, as compared to net income of $72 million in 1999. The year-over-year decrease in net income was primarily attributable to the impact of the acquisition of Case.

     Net loss before restructuring and other merger related costs, net of tax, was $269 million in 2000 versus net income of $162 million in 1999 and net income of $284 million in 1998.

     Net loss in 2000 was $381 million compared with net income of $148 million in 1999 and net income of $258 million in 1998. Diluted earnings (loss) per share for 2000 were a loss of $1.79 versus earnings of $0.97 in 1999 and earnings of $1.73 in 1998.

     Management believes that a comparison of the actual financial results for the years 2000 and 1999 is not meaningful due to the magnitude, in particular, of the Case acquisition, which approximately doubled the revenue and asset base of CNH. Thus, management has prepared 1999 unaudited consolidated pro forma statements of operations to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred at January 1, 1999. The pro forma data reflect the impact of the fair value adjustments to the Case assets and liabilities acquired, as well as incremental goodwill amortization and interest expense for the related acquisition financing.

                         COMPARISON OF THE YEARS ENDED
                DECEMBER 31, 2000 (ACTUAL) AND 1999 (PRO FORMA)
              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                  CONSOLIDATED             EQUIPMENT OPERATIONS         FINANCIAL SERVICES
                           --------------------------   --------------------------   ------------------------
                                        PRO FORMA                    PRO FORMA                  PRO FORMA
                            2000     1999 (UNAUDITED)    2000     1999 (UNAUDITED)   2000    1999 (UNAUDITED)
                           -------   ----------------   -------   ----------------   -----   ----------------
REVENUES:
  Net sales..............  $ 9,337       $ 9,929        $ 9,337       $ 9,929        $  --         $ --
  Finance and interest
     income..............      677           744             --            --          772          785
                           -------       -------        -------       -------        -----         ----
                            10,014        10,673          9,337         9,929          772          785
COSTS AND EXPENSES:
  Cost of goods sold.....    7,820         8,320          7,820         8,320           --           --
                           -------       -------        -------       -------        -----         ----
  Gross margin...........    2,194         2,353          1,517         1,609          772          785
  Selling, general and
     administrative......    1,250         1,315          1,007         1,173          247          142
  Research, development
     and engineering.....      338           357            338           357           --           --
                           -------       -------        -------       -------        -----         ----
  Operating margin.......      606           681            172            79          525          643
  Interest income from
     dealers*............       --            --             68            74           --           --
  Other, net.............      186           150            100            73           86           77
EQUITY IN INCOME OF
  UNCONSOLIDATED
  SUBSIDIARIES AND
  AFFILIATES:
  Financial Services.....        2            --             26           112            2           --
  Equipment Operations...        4             1              4             1           --           --
Minority interest........      (10)           (4)           (11)           (4)           1           --
                           -------       -------        -------       -------        -----         ----
Operating earnings.......      416           528            159           189          442          566
Interest expense.........      793           794            542           519          410          390
Restructuring and other
  merger related costs...      157            19            157            19           --           --
                           -------       -------        -------       -------        -----         ----
Income (loss) before
  taxes..................     (534)         (285)          (540)         (349)          32          176
Income tax provision
  (benefit)..............     (153)          (97)          (159)         (161)           6           64
                           -------       -------        -------       -------        -----         ----
Net income (loss)........  $  (381)      $  (188)       $  (381)      $  (188)       $  26         $112
                           =======       =======        =======       =======        =====         ====
PER SHARE DATA:
Basic earnings (loss) per
  share..................  $ (1.79)      $ (1.26)
                           =======       =======
Diluted earnings (loss)
  per share..............  $ (1.79)      $ (1.26)
                           =======       =======

------------
* For Equipment Operations only interest income from dealers has been shown below the operating margin line.

2000 ACTUAL COMPARED WITH 1999 PRO FORMA RESULTS

     CNH has three business segments: Agricultural Equipment, Construction Equipment and Financial Services. For purposes of Item 5, "Operating and Financial Review and Prospects" additional details have been provided regarding product and geographic markets to provide a more meaningful understanding of the factors that affected the three segments of CNH's business.

     In the following discussions, all references to the Company's 1999 net sales or units sold will refer to 1999 on a pro forma or combined basis, as if the acquisition of Case by New Holland had occurred at January 1, 1999, unless specifically stated otherwise.

Net Sales of Equipment by Geographic Area

     Net sales of CNH's Equipment Operations for the years ended December 31, 2000 and 1999 by geographic area were as follows:

                                                                 PRO FORMA
                                                      2000    1999 (UNAUDITED)
                                                     ------   ----------------
NET SALES (IN MILLIONS OF DOLLARS)
  Western Europe...................................  $3,613        $4,179
  North America....................................   4,072         4,114
  Latin America....................................     633           573
  Rest of World....................................   1,019         1,063
                                                     ------        ------
     Total net sales...............................  $9,337        $9,929
                                                     ======        ======

     Net sales of equipment decreased in 2000 as increased unit sales of agricultural equipment were more than offset by decreased unit sales of construction equipment and approximately $625 million in unfavorable currency translation. Overall world market demand for major agricultural and construction equipment product lines increased slightly in 2000, driven by increased demand for under 40 horsepower tractors in North America; increased demand for skid steer loaders in North America, Western Europe and Latin America; and by increased demand for heavy construction equipment in Western Europe and Rest of World markets. Demand for large tractors and combines in North America, combines in Western Europe, and backhoe loaders in North America and Western Europe declined. The Company's mix of sales weakened and its overall market share declined slightly, reflecting strong competitive responses to the Case and New Holland merger, particularly in North America, dealer and customer uncertainties as to the product lines affected by merger-related divestitures and the timing of new product introductions by CNH and new products launched by competitors, and the relative mix of strengthening versus weakening markets and CNH's share in those markets.

Agricultural Equipment

                                                                 PRO FORMA
                                                      2000    1999 (UNAUDITED)
                                                     ------   ----------------
NET SALES (IN MILLIONS OF DOLLARS)
  Western Europe...................................  $2,181        $2,581
  North America....................................   2,510         2,313
  Latin America....................................     413           368
  Rest of World....................................     773           882
                                                     ------        ------
     Total net sales...............................  $5,877        $6,144
                                                     ======        ======

     Net sales of agricultural equipment decreased by 4% in 2000 compared with 1999. The decline in net sales occurred as higher unit sales and the addition of Flexi-Coil were more than offset by unfavorable product mix and the unfavorable effects of currency translation. Overall worldwide tractor market demand in 2000, as measured in units, decreased by about 3% from 1999 levels, while overall combine demand decreased by about 2%.

     In Western Europe, net sales of agricultural equipment decreased by 15%, reflecting lower unit sales and the 13% decline in the value of the Euro and the 6% decline in the value of the British Pound, in each case as compared with the U.S. dollar from 1999 to 2000. Overall tractor market demand, as measured in units, decreased by about 7% in 2000 and overall combine market demand decreased by about 19%.

     In North America, net sales of agricultural equipment increased by about 9% in 2000 compared with 1999. Total market demand for agricultural tractors in North America increased by about 9%, led by a 13% increase in demand for under 40 horsepower tractors. Industry demand for mid-sized (40 to 100 horsepower tractors) increased by about 5% while demand for large two wheel drive tractors over 100 horsepower declined by 1% and demand for four wheel drive tractors declined by about 9%, reflecting continued low commodity prices. Combine market demand increased by about 5%.

     In Latin America, net sales increased by 12% in 2000 compared with 1999. Unit sales increased by about 22%. Total market demand for agricultural tractors in Latin America increased by 10%, led by higher market demand in Brazil as the Brazilian government sustained its programs to assist farmers in purchasing equipment. Total market demand for combines rose by about 22%.

     In markets throughout the Rest of the World, net sales of agricultural equipment decreased by 12% in 2000 compared with 1999 despite higher unit sales of tractors and combines. The decline in net sales principally reflects the 10% decline in the value of the Australian Dollar as compared with the U.S. Dollar from 1999 to 2000, and a weaker mix of tractor sales particularly in the weakening Australian market.

Construction Equipment

                                                                   PRO FORMA
                                                                     1999
                                                          2000    (UNAUDITED)
                                                         ------   -----------
NET SALES (IN MILLIONS OF DOLLARS)
  Western Europe.......................................  $1,432     $1,598
  North America........................................   1,562      1,801
  Latin America........................................     220        205
  Rest of World........................................     246        181
                                                         ------     ------
     Total net sales...................................  $3,460     $3,785
                                                         ======     ======

     Net sales of construction equipment decreased about 9% in 2000 compared with 1999. The decline in net sales was primarily attributable to lower unit sales in North America as construction activity slowed during the year and to the unfavorable effects of currency translations. Overall unit sales decreased in 2000 by about 2%. Overall worldwide market demand as measured in units, increased by about 5% from 1999 to 2000.

     In Western Europe, net sales of construction equipment decreased by 10%, reflecting slightly higher unit sales offset by the 13% decline in the value of the Euro and the 6% decline in the value of the British Pound, both as compared with the U.S. dollar from 1999 to 2000. Overall market demand, as measured in units, increased by about 8% in 2000.

     In North America, net sales of construction equipment decreased by about 13% in 2000 compared with 1999. Total market demand for construction equipment decreased by about 1%, including 10% declines in demand for backhoe loaders and heavy construction equipment partially offset by increased demand for skid steer loaders.

     In Latin America, net sales of construction equipment increased by 7% in 2000 compared with 1999. The increase in net sales was principally due to the strong increase in unit sales in that region. Total market demand increased by about 4%.

     In markets throughout the Rest of the World, net sales of construction equipment increased by 36% in 2000 compared with 1999 as unit sales increased significantly. Total market demand increased by about 18%.

Costs and Expenses

     The gross margin of CNH's Equipment Operations, as a percentage of net sales of equipment, was 16.2% in 2000, the same as in 1999. Lower shipments of construction equipment more than offset higher shipments of agricultural equipment. Slightly weaker product mix and unfavorable impacts of currency translation were offset by slightly positive pricing, the addition of Flexi-Coil results and $55 million of merger related profit improvements, primarily related to lower material costs.

     Selling, general and administrative ("SG&A") expenses of the Equipment Operations decreased to $1,007 million in 2000 from $1,173 million in 1999, or as a percentage of net sales of equipment decreased from 11.8% in 1999 to 10.8% in 2000, despite lower net sales. The decrease in expenses was primarily driven by reductions in salaried headcount. These reductions were principally due to the divestitures required by the U.S. and European regulatory authorities, ongoing cost reduction initiatives and merger integration profit improvement activities initiated by the Company. These actions, totaling approximately $100 million, to eliminate overlapping and redundant activities resulting from the acquisition of Case by New Holland in November 1999, plus the material cost savings referenced above, are part of the Company's merger integration plan that is expected to realize at least $600 million in annual profit improvements by 2003, including those realized in 2000.

     Ongoing research and development expenses as a percentage of net sales of equipment were unchanged at approximately 3.6%.

     Salaried employment levels declined from approximately 14,900 at December 31, 1999 to approximately 12,700 at December 31, 2000. This decline was consistent with the decline in overall employment levels from nearly 36,000 at the time of the merger to approximately 31,000 at December 31, 2000, and in line with the planned 24% reduction in total employment levels by the end of 2003. This 5,000 reduction includes approximately 1,200 employees that were part of divestitures. The balance is from the Company's headcount reduction initiatives.

     Operating margin of the Equipment Operations increased from $79 million in 1999, or approximately 0.8% of net sales of equipment, to $172 million in 2000, or approximately 1.8% of net sales. As described above, the $93 million operating margin improvement was partially due to the $155 million in merger related profit improvements coupled with reduced compensation and benefit costs, partially offset by lower volume and unfavorable mix, the negative impact of currency translation, and the effects of inflation.

     Other expenses, net of other income, of the Equipment Operations, increased from $73 million in 1999 to $100 million in 2000. The increase in other expenses was primarily attributable to unfavorable foreign exchange impacts.

     Equity in income from CNH's unconsolidated Financial Services activities decreased to $26 million in 2000, down from $112 million in 1999. The decline was primarily due to $92 million in higher pre-tax loan loss provisions, decreased loan originations and lower gains on asset backed securitization ("ABS") transactions. In addition, SG&A in Financial Services increased as a result of expansion in Europe aimed at improving CNH's level of financing in Europe relative to its equipment sales. This decline in Financial Services' net income was a critical factor in CNH's overall decline in net income for the year. The increase in loan loss provisions was due principally to prolonged weakness in the North American farm economy and higher loan loss delinquencies, particularly in the fourth quarter, in Financial Services' diversified financing business. This increase in diversified financing business delinquencies largely stemmed from late payments and bankruptcies in the North American commercial truck industry in the past year. Consequently, the Company decreased its volume of loan originations during the fourth quarter by 35% in its diversified business under the Soris brand. During the fourth quarter of 2000, the Company also decided to exit the financing activities related to the commercial truck financing business and to refocus on supporting sales of agricultural and construction equipment to its base of equipment dealers and retail customers.

     Operating earnings of the Equipment Operations declined from $189 million in 1999 to $159 million in 2000 principally as a result of the decline in earnings at the Company's unconsolidated Financial Services activities noted above. Operating earnings of the Company's Agricultural Equipment Operations improved from a loss of $139 million in 1999 to a loss of $95 million in 2000, while earnings at the Construction Equipment Operations improved from a profit of $216 million in 1999 to a profit of $228 million in 2000. Results of both operations improved principally as a result of the improvements in operating margin noted above.

     Interest expense of CNH's Equipment Operations increased from $519 million in 1999 to $542 million in 2000 primarily as a result of higher debt levels and higher interest rates.

     During 2000, CNH recorded $157 million in restructuring and other merger related costs related to the CNH Merger Integration Plan. These restructuring and other merger related costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and other merger related costs. The CNH Merger Integration Plan, which is anticipated to result in additional pre-tax restructuring charges of approximately $400 million over the next two to three years, is expected to realize at least $600 million in annual profit improvements by 2003, including the $155 million realized in 2000. In 1999, CNH recorded additional restructuring charges of $19 million related to headcount actions contemplated under the 1998 restructuring program initiated by CNH, then New Holland, to better align its operations in response to the then current economic and market conditions. See Note 4, "Restructuring" to the Consolidated Financial Statements of this report for a detailed analysis of the Company's restructuring programs.

     As a consequence of events and actions mentioned above, Equipment Operations Income before Taxes declined from a loss of $349 million in 1999 to a loss of $540 million in 2000.

Tax Rates -- Consolidated

     The Company's principal wholly owned manufacturing operations are located in the United States, the United Kingdom, Italy, Belgium, France, Germany, Canada, and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for the Company as a whole. The highest statutory tax rate in these countries in the year ended December 31, 2000 and 1999, respectively, was 53% in Germany. The lowest statutory tax rates in these countries in the years ended December 31, 2000 and 1999, were 30% and 31%, respectively, in the United Kingdom. The Company's effective tax rate was approximately 29% in 2000 and 27% in 1999. For an analysis of the principal factors affecting the Company's effective tax rate, see Note 16, "Income Taxes" to the Consolidated Financial Statements of this report.

Net Income

     In 2000, net income declined from a loss of $188 million in 1999 to a loss of $381 million. Basic and fully diluted earnings per share declined from a loss of $1.26 to a loss of $1.79.

Effect of Currency Translation

     For financial reporting purposes, CNH converts the financial results of each if its operating companies into U.S. Dollars, using average exchange rates calculated with reference to those rates in effect during the year. As a result, any change from year to year in the U.S. Dollar value of the many other currencies in which CNH incurs costs or receives income is reflected in a currency translation effect on the Company's financial results.

     The impact of currency translation on the results of Financial Services Operations is minimal, reflecting the geographic concentration of such operations. For Equipment Operations, the impact of currency translation on net sales generally is largely offset by the translation impact on costs and expenses.

     During 2000, the average change in the currencies of CNH's major operations as compared with the U.S. Dollar were declines in the values of the Euro by 13%, the Australian Dollar by 10%, the British Pound by 6% and the Brazilian Real by 1%. The value of the Canadian Dollar remained stable and the value of the Japanese Yen improved by 5%. The impact of these movements reduced net sales by slightly over 6% and reduced the absolute gross margin by slightly over 8%. The impact on net income was approximately $30 million unfavorable, as the impact on overhead costs, on other costs and on taxes was favorable.

1999 COMPARED TO 1998

     In the following discussion, all references to 1999 refer to the Company's historical results for the year ended December 31, 1999.

     Worldwide revenues were $6,273 million in 1999 versus $5,697 million in 1998. Net sales of agricultural and construction equipment were $5,949 million in 1999, up 9% from $5,474 million in 1998. The year-over-year improvement in net sales was attributable to a 20% increase from acquisitions, largely driven by the Case and O&K acquisitions, partially offset by a 7% decrease in base volumes and a 4% deterioration from the impact of foreign exchange. In 1999, sales of CNH agricultural equipment continued at depressed levels, primarily reflecting ongoing market weakness as a result of low global prices for agricultural commodities. Sales of CNH agricultural equipment in 1999 were down 6% from prior-year levels to $3,904 million, largely due to low commodity prices and excess farm products inventory. The impact of the slowdown was most significant in North America, where demand for high-horsepower agricultural tractors was considerably lower than the previous year. Sales of CNH construction equipment were up 55% over 1998 levels to $2,045 million, driven by the impact of the O&K and Case acquisitions.

     Sales in Western Europe were $2,918 million in 1999 versus $2,334 million in 1998. This 25%, year-over-year increase primarily reflects higher sales of CNH construction equipment, largely due to the full-year impact of the O&K acquisition. Total sales of CNH agricultural equipment in Western Europe remained unchanged from prior-year levels, as lower year-over-year sales of New Holland brand tractors and combines were offset by incremental sales from the fourth quarter acquisition of Case. In North America, sales of CNH agricultural and construction equipment were $2,076 million in 1999, down slightly from $2,107 million in 1998. Incremental sales from the Case acquisition partially offset a significant decline in year-over-year sales of New Holland brand agricultural equipment as a result of the continued industry downturn. Sales of CNH construction equipment in North America were up approximately 56%, reflecting the impact of significant year-over-year increases in most New Holland brand product categories, as well as the impact of the Case acquisition. In Latin America, 1999 sales of CNH equipment were $386 million, down 27% from prior-year levels, largely due to unfavorable market conditions as a result of the year-over-year devaluation of the Brazilian Real. In the Rest of World markets, sales of CNH agricultural and construction equipment were $569 million, up 13% from the $505 million reported in 1998, reflecting strong year-over-year increases in most product categories.

     Revenues for Financial Services increased to $412 million in 1999, up 14% as compared with $361 million in 1998, largely driven by the impact of New Holland's first retail ABS transaction, the fourth quarter acquisition of Case and slight growth in new business in Western Europe, Australia and Brazil. Financial Services' year-over-year revenue growth was partially offset by the impact of the continuing weakness in the agricultural equipment market.

Earnings

     CNH recorded net income of $148 million in 1999, as compared to net income of $258 million in 1998. Diluted earnings per share for 1999 was $0.97, as compared to $1.73 in 1998. In 1999, CNH recorded restructuring charges of $19 million ($14 million after tax) for actions taken in response to lower retail demand in the global agricultural equipment market. In 1998, CNH recorded a $40 million restructuring charge ($29 million after tax) for employee termination payments. Excluding the impact of restructuring, 1999 net income was $162 million, with diluted earnings per share of $1.05, and comparable 1998 net income was $287 million, with diluted earnings per share of $1.92. Basic earnings per share, before restructuring, were $1.09 in 1999 versus $1.92 in 1998.

     In 1999, CNH's Equipment Operations recorded net income, before equity income of Financial Services, of $76 million, versus comparable net income of $198 million in 1998. The decrease in earnings primarily resulted from lower agricultural equipment sales volumes driven by the continued downturn in the agricultural equipment market. Increased acquisition-related costs, including increased interest expense, as well as the amortization of fair value purchase accounting adjustments and goodwill related to the merger, also negatively impacted CNH's 1999 net income. The impact of these factors was partially offset by favorable foreign exchange and hedging activities, the inclusion of $21 million for the amortization of negative goodwill related to the O&K acquisition and lower income tax expense. Throughout 1999, CNH progressively lowered agricultural equipment production to address declining retail demand. On a pretax basis, CNH's Equipment Operations recorded income of $166 million, as compared to $383 million in 1998.

     Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. The year-over-year increase in net income was primarily due to the gain on sale from the successful completion of CNH's first retail ABS transaction, increased operating lease income, and increased finance income earned on retail and other notes and finance leases, including the impact of the acquisition of Case.

     Consolidated interest expense was $266 million in 1999, as compared to $162 million in 1998. This year-over-year increase primarily reflects the impact of acquisition-related debt and rising interest rates.

     The consolidated income tax provision for 1999 was $55 million, as compared to $148 million in 1998. CNH's 1999 and 1998 effective income tax rates were 27% and 36%, respectively. These rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable and the reduction of valuation reserves attributable to the utilization of prior-year losses.

Business Segment Operating Results

     The following is a discussion of CNH's industry segment operating results. CNH defines operating earnings as the income of CNH's Equipment Operations before interest, taxes and restructuring charges, including the net income of Financial Services on an equity basis. Operating earnings for Financial Services are reported on a net income basis. Also see Note 20, "Segment and Geographical Information" to the Consolidated Financial Statements of this report.

     CNH's operating earnings for 1999 were $335 million versus $495 million in 1998. Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. A reconciliation of CNH's Equipment Operations' net income to operating earnings is as follows (in millions):

                                                                 FOR THE
                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
EQUIPMENT OPERATIONS
  Net income................................................  $148    $258
  Income tax provision......................................    14     118
  Interest expense..........................................   154      79
  Restructuring charge......................................    19      40
                                                              ----    ----
     Operating earnings.....................................  $335    $495
                                                              ====    ====

Agricultural Equipment

     Operating earnings for CNH's worldwide agricultural equipment business decreased from $316 million in 1998 to $146 million in 1999. The decrease in operating earnings was driven by the continued weakness in the agricultural equipment industry. This weakness resulted in lower dealer orders, reflecting the ongoing decline in the near-term fundamentals in the global agricultural market. Low commodity prices, driven principally by continued higher than normal grain inventory levels, adversely affected net farm income. Throughout 1999, CNH progressively lowered its agricultural equipment production levels to align production relative to declining retail demand.

     Worldwide sales of CNH agricultural equipment in 1999 declined $247 million or 6% from prior-year levels. Excluding the impact of the Case merger in the fourth quarter of 1999, year-over-year sales of New Holland brand agricultural equipment declined $591 million or 14% from 1998 levels. On a full year, pro forma basis after giving effect to the merger, net sales of CNH agricultural equipment were $6,144 million, down 20% from $7,683 million in 1998.

     In addition to the overall volume decline, 1999 operating earnings for CNH's agricultural equipment business were adversely impacted by variations in geographic and product line sales mix, including significantly lower sales of higher margin, large equipment. Worldwide sales of CNH tractors decreased 9% while worldwide sales of combines decreased 11% from the same period last year. Sales of CNH hay and forage equipment declined 14% as compared to prior-year levels. The lower retail demand and resulting decrease in dealer orders were due to the continued decline in the global agricultural market and the overall economic uncertainties in several emerging markets. In addition, commodity prices have dropped substantially year-over-year, affecting large-scale production agriculture. CNH's 1999 operating earnings also reflect the impact of higher year-over-year costs for increased research and development expenses and costs associated with the acquisition of Case, including the amortization of fair value purchase accounting adjustments and goodwill related to the merger. These decreases in operating earnings were partially offset by the impact of favorable manufacturing performance, as well as by benefits from CNH's restructuring actions and ongoing cost improvement initiatives.

Construction Equipment

     Operating earnings for CNH's worldwide construction equipment business were $117 million in 1999, as compared to $119 million in 1998. The year-over-year increase in sales of CNH construction equipment, coupled with the $21 million of income from the amortization of O&K negative goodwill, was more than offset by the impact of an adverse product mix, including higher sales of lower margin products. In addition, CNH incurred additional costs associated with advancing CNH's presence in the North American construction equipment market. Costs associated with the acquisition of Case, including the amortization of fair value purchase accounting adjustments and goodwill related to the merger, also negatively impacted operating earnings. Additionally, the year-over-year comparison of operating earnings was negatively impacted by the inclusion of $14 million of income in CNH's 1998 operating earnings from an equity method investment that conducts research and development in Italy.

     Worldwide sales of CNH construction equipment increased $722 million or 55% in 1999 from 1998 levels, largely driven by strong retail demand in Western Europe, and the full-year impact of the December 1998 acquisition of O&K. Increased sales of skid steer loaders and graders, as well as additional sales from the acquisition of Case, also contributed to the year-over-year sales growth. Excluding the impact of the Case merger, year-over-year sales of New Holland brand construction equipment increased $446 million or 34% from 1998 levels. On a full year, pro forma basis after giving effect to the merger, net sales of CNH construction equipment were $3,785 million, up 7% from $3,529 million in 1998.

Financial Services

     Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. Pretax income for Financial Services increased to $113 million in 1999 from $90 million in 1998. The year-over-year increase in pretax income was primarily due to a $27 million gain on retail notes sold as a result of the successful completion of CNH's first retail ABS transaction, increased operating lease income, and increased finance income earned on retail and other notes and finance leases, including the impact of the acquisition of Case. These increases in pretax income were partially offset by the impact of lower margins on receivables due to a rising interest rate environment and competitive market conditions, net amortization expense for purchase accounting adjustments related to the merger and additional provisions for loan losses. The increased loan loss provisions reflect the significant growth in Financial Services' serviced portfolio, including higher losses associated with portfolio diversification, as well as higher losses resulting from the depressed agricultural equipment market. In addition, operating results for the full year reflect higher operating expenses as a result of Financial Services' growth initiatives, including operating expenses associated with the acquisition of Case.

RESTRUCTURING

  1998 Restructuring Program

     In 1998, CNH reviewed its manufacturing, selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in response to current economic and market conditions. As a result, CNH announced a pretax restructuring charge of $40 million for severance and other costs related to headcount reductions. CNH refers to these actions as the 1998 Restructuring Program. The 1998 Restructuring Program included termination costs to eliminate approximately 420 salaried and 600 hourly positions. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In connection with the 1998 acquisition of O&K, CNH recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

     In 1999, CNH also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 Restructuring Program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan. In 1999 CNH expended $52 million for severance costs as contemplated under its restructuring programs. In 1999, CNH reversed $26 million of purchase accounting reserves, as CNH was unable to complete the required actions within one year of the O&K acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

     In 2000, CNH expended $12 million for severance and other employee costs as contemplated under the 1998 Restructuring Program. The 1998 Restructuring Program is complete and there are no other actions expected under this program.

     The following tables set forth the CNH activities for the years ended December 31, 1998, 1999 and 2000 under the 1998 Restructuring Program (in millions):

                                                                      1998 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                1997       ADDITIONS   UTILIZED *   ESTIMATES        1998
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $18          $ 67         $(14)        $ --          $ 71
Cost related to closing/selling/downsizing
  existing facilities.....................       --             2           (2)          --            --
                                                ---          ----         ----         ----          ----
          Total restructuring.............      $18          $ 69         $(16)        $ --          $ 71
                                                ===          ====         ====         ====          ====

                                                                      1999 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                1998       ADDITIONS   UTILIZED *   ESTIMATES        1999
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $71           $19         $(52)        $(26)         $12
Cost related to closing/selling/downsizing
  existing facilities.....................       --            --           --           --           --
                                                ---           ---         ----         ----          ---
          Total restructuring.............      $71           $19         $(52)        $(26)         $12
                                                ===           ===         ====         ====          ===

                                                                      2000 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                1999       ADDITIONS   UTILIZED *   ESTIMATES        2000
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $12          $ --         $(12)        $ --          $ --
Cost related to closing/selling/downsizing
  existing facilities.....................       --            --           --           --            --
                                                ---          ----         ----         ----          ----
          Total restructuring.............      $12          $ --         $(12)        $ --          $ --
                                                ===          ====         ====         ====          ====

------------
* Includes currency translation.

  CNH Merger Integration Plan

     As part of its merger integration, CNH has evaluated the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, CNH expects to significantly reduce its worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions.

     The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case that qualify for purchase accounting treatment. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan that qualify for the establishment of restructuring reserves.

  Case Purchase Accounting Restructuring Program

     As of December 31, 1999, CNH had recorded $90 million in merger-related restructuring reserves for severance and other costs associated with identified headcount reductions as part of CNH's initial plan to integrate the Case operations. These costs were recorded in conjunction with the preliminary allocation of the Case purchase price. During 2000, CNH recorded an additional $225 million in merger integration restructuring reserves related to Case's operations, net of changes in estimates. These costs were recorded in conjunction with the finalization of the Case Purchase Accounting Restructuring Program. The additional merger integration restructuring reserves primarily relate to severance and other employee-related costs and costs related to closing, selling, and downsizing existing facilities.

     The severance and other employee-related costs reserved for in 2000 amounted to $78 million and relate to severance costs required to reduce the remainder of the approximately 2,700 Case employees identified in the CNH Merger Integration Plan. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments. As of December 31, 2000, CNH had terminated approximately 2,200 Case employees related to the Case Purchase Accounting Restructuring Program.

     The costs related to closing, selling, and downsizing existing facilities, primarily relate to the following actions of the Case Purchase Accounting Restructuring Program:

     - Sale of Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled and its related component manufacturing plant in St. Dizier, France;

     - Sale of Case's large square balers product line which is assembled in Neustadt, Germany;

     - Sale of Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;

     - Sale of Case's ownership interest in Hay & Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements;

     - Closure of Case's Concord plant in Fargo, North Dakota, which produces air seeders;

     -  Closure of Case's manufacturing plant in Sorocaba, Brazil;

     -  Sale of Case's Carr Hill Works, Doncaster, England, components facility;

     -  Sale of Case's Racine, Wisconsin, foundry;

     -  Closure of Case's Racine, Wisconsin, tractor manufacturing facility; and

     - Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to Case's operations.

     The following table sets forth the CNH activities for the years ended December 31, 1999 and 2000 under the Case Purchase Accounting Restructuring Program (in millions):

                                                                      1999 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1998       ADDITIONS   UTILIZED*   ESTIMATES        1999
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $--          $ 90        $ --         $ --          $ 90
                                                 ---          ----        ----         ----          ----
          Total restructuring..............      $--          $ 90        $ --         $ --          $ 90
                                                 ===          ====        ====         ====          ====

                                                                      2000 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1999       ADDITIONS   UTILIZED*   ESTIMATES        2000
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $90          $ 78        $ (61)       $(39)         $ 68
Cost related to closing/selling/downsizing
  existing facilities......................       --           185          (72)         --           113
Other costs................................       --             1           --          --             1
                                                 ---          ----        -----        ----          ----
          Total restructuring..............      $90          $264        $(133)       $(39)         $182
                                                 ===          ====        =====        ====          ====

------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the Case Purchase Accounting Restructuring Program reserve balance of $182 million at December 31, 2000, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2001. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. CNH expects to fund the cash requirements of the Case Purchase Accounting Restructuring Program with cash flows from operations and additional borrowings under CNH's credit facilities.

  CNH Merger Integration Program

     During 2000, CNH recorded $157 million in restructuring and other merger related costs related to the CNH Merger Integration Program, which did not qualify for purchase accounting treatment. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs.

     The severance and other employee-related costs reserved for in 2000 amounted to $43 million and relate to severance costs required to reduce CNH headcount by approximately 3,500 employees as identified in the CNH Merger Integration Plan. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments. As of December 31, 2000, CNH had terminated approximately 1,500 CNH employees related to the CNH Merger Integration Program.

     The writedown of assets, loss on the sale of assets and businesses, and costs related to closing, selling, and downsizing existing facilities, primarily relate to the following actions of the CNH Merger Integration Program:

     - Sale of CNH's New Holland Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy facility in which they are made;

     - Sale of CNH's New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made;

     -  Closure of CNH's administrative offices in Brentford, United Kingdom;
        and

     - Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH's operations.

     The other merger related costs of $28 million relate to incremental costs incurred by CNH in conjunction with the merger integration activities at CNH. These costs are classified as "Restructuring and other merger related costs" on the consolidated statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses.

     The following table sets forth the CNH activities for the year ended December 31, 2000 under the CNH Merger Integration Program (in millions):

                                                                      2000 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                1999       ADDITIONS   UTILIZED*    ESTIMATES        2000
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $ --         $ 43         $(31)        $ --          $ 12
Writedown of assets.......................        --           12          (12)          --            --
Loss on sale of assets and businesses.....        --            7           (7)          --            --
Cost related to closing/selling/downsizing
  existing facilities.....................        --           60           (9)          --            51
Other restructuring costs.................        --            7           (1)                         6
Other merger related costs................        --           28          (28)          --            --
                                                ----         ----         ----         ----          ----
Total restructuring.......................      $ --         $157         $(88)        $ --          $ 69
                                                ====         ====         ====         ====          ====

---------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance of $69 million at December 31, 2000, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2001. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs." CNH expects to fund the cash requirements of the CNH Merger Integration Program with cash flows from operations and additional borrowings under CNH's credit facilities.

     B. LIQUIDITY AND CAPITAL RESOURCES.

     The discussion of liquidity and capital resources focuses on the balance sheets and statements of cash flows. CNH's operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds from operating activities are supplemented from external sources.

Net Indebtedness

     CNH's consolidated net indebtedness, defined as short- and long-term borrowings less cash and cash equivalents, is as follows (in millions):

                                                           AT DECEMBER 31,
                                                           ---------------
                                                            2000     1999
                                                           ------   ------
Short-term borrowings....................................  $4,186   $4,953
Long-term borrowings, including current maturities.......   5,539    4,558
Cash and cash equivalents................................    (886)    (466)
                                                           ------   ------
Net indebtedness.........................................  $8,839   $9,045
                                                           ======   ======

     The increase in CNH's long-term borrowing at December 31, 2000, primarily reflects the refinancing of short-term credit facilities used to finance the acquisition of Case with long-term loans from a Fiat affiliate. Also, certain short-term borrowings were reduced during the year with the proceeds from Financial Services' retail ABS transactions.

Cash Flow from Operating Activities

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                     ----------------------
                                                     2000     1999    1998
                                                     -----   ------   -----
                                                         (IN MILLIONS)
Equipment Operations...............................  $(191)  $  377   $  70
Financial Services.................................    314      708    (233)
Eliminations.......................................    685       --      --
                                                     -----   ------   -----
Consolidated.......................................  $ 808   $1,085   $(163)
                                                     =====   ======   =====

     In 2000, cash provided by consolidated operating activities primarily related to reduced working capital. The eliminations relate to intercompany loans from Equipment Operations to Financial Services. Excluding the intercompany loans, the Equipment Operations generated cash by reducing receivables and inventories in response to the continued weakness in the agricultural equipment industry. Cash generated by Financial Services was primarily the result of retail receivable sales in ABS transactions, partially offset by the growth in the retail receivables portfolio.

     The increase in cash generated by operating activities in 1999 versus 1998 is due to greater decreases in levels of inventory and receivables in 1999 versus 1998, partially offset by lower earnings. In 1999, production cuts to realign high year end 1998 inventories with lower market demand brought inventory and receivable levels down. The increased cash provided by operating activities for Financial Services resulted from a $1.0 billion retail ABS transaction.

  Cash Flow from Investing Activities

     Cash used by investment activities in 2000 was $296 million, as total expenditures for property, plant and equipment and equipment on operating leases were partially offset by proceeds from divestitures. Cash used by investment activities in 1999 was $4,552 million, substantially all of which was for the acquisition of Case, including related costs and expenses. In 1998, CNH expended $73 million, net of cash acquired, for its acquisition and investment activities.

     Expenditures for property, plant and equipment in 2000, 1999 and 1998 totaled $228 million, $210 million and $150 million, respectively. CNH made these capital expenditures to acquire the property, plant and equipment necessary to introduce new products, enhance manufacturing efficiency and further environmental and safety programs.

  Cash Flow from Financing Activities

     For 2000, cash used by financing activities was $42 million. During 2000, CNH refinanced its maturing debt and increased its ratio of long term debt to total debt. For 1999, cash provided by financing activities was $3,327 million, primarily resulting from funds raised to finance the acquisition of Case. For 1998, cash provided by financing activities was $241 million, and CNH increased its short-term borrowings to finance the growth of its retail receivables portfolio, and paid dividends to common shareholders.

Future Liquidity and Capital Resources

     CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit. A significant portion of CNH's financing has historically come from Fiat and Fiat affiliates.

     In 1999 CNH borrowed $3.0 billion from two 364-day credit facilities specifically established to finance the acquisition of Case. Of this amount $200 million was repaid in December 1999. The remaining $2.8 billion was refinanced during 2000 with $2.0 billion in term loans with Fiat with maturities from 2002 to 2005 and a weighted average interest rate of 7.6% and $800 million in short-term borrowings.

     CNH also has the ability to issue commercial paper in various countries under the following programs (in millions):

                                                          COMMERCIAL PAPER
                                                       ----------------------
                                                                 AVAILABILITY
                                                       PROGRAM   DECEMBER 31,
                                                        SIZE         2000
                                                       -------   ------------
United States........................................  $3,450       $2,848
Australia............................................     220          172
                                                       ------       ------
     Total...........................................  $3,670       $3,020
                                                       ======       ======

     Under the terms of CNH's commercial paper programs, the principal amounts of the commercial paper outstanding, combined with amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities. Borrowings under the New Holland Credit Company's $1.5 billion commercial paper program are guaranteed by Fiat. On December 15, 2000, CNH increased its asset-backed commercial paper liquidity facility in the U.S. by $450 million. In addition, CNH terminated its European and Canadian commercial paper programs in 2000.

     The following credit facilities were available to CNH at December 31, 2000:

     - a $2.0 billion third party revolving credit facility with Fiat and certain of Fiat's affiliates as co-borrowers, of which $1.8 billion is available to CNH, expiring in July 2005;

     - a $1.0 billion revolving credit facility with an affiliate of Fiat, expiring in October 2002;

     - a $500 million revolving credit facility, guaranteed by an affiliate of Fiat, that expires in December 2001;

     - a total of $1,671 million in committed lines of credit expiring between 2001 and 2004;

     - a total of $495 million in committed lines of credit with Fiat and certain of Fiat's affiliates as co-borrowers, expiring between 2001 and 2003, and guaranteed by an affiliate of Fiat;

     - a 364-day, $1.2 billion U.S. asset-backed commercial paper liquidity facility that expires in December 2001; and

     -  a total of $751 million in uncommitted credit facilities.

     At December 31, 2000, CNH had approximately $3.6 billion available under its total lines of credit. In addition to these credit facilities, CNH also had at December 31, 2000, $3.1 billion term loans with an affiliate of Fiat. These facilities primarily were established in conjunction with the refinancing of the Case acquisition debt. On December 31, 2000, CNH's outstanding debt with Fiat and its affiliates was approximately 46% of the total debt. This percentage increased in the last quarter of 2000 due to the temporary illiquidity of the commercial paper market in the United States.

     Borrowings under the revolving credit facilities bear interest at (1) EURIBOR plus an applicable margin; (2) LIBOR, plus an applicable margin, or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings against commercial paper and asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. The weighted-average interest rate on consolidated short-term borrowings at December 31, 2000, was 6.82%.

     CNH also has four securitization programs through which it may sell, on a revolving basis, wholesale receivables generated in the United States and Canada. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1.35 billion, and is subject to change based on the level of eligible wholesale receivables. CNH expects to sell additional pools of receivables in the future.

     In addition to the above availability, CNH has other sources of future liquidity including the asset-backed securities markets in the United States and Canada. CNH also established medium-term note programs prior to 2000. As of December 31, 2000, subsidiaries of CNH have remaining availability of $425 million in medium-term notes issuable pursuant to an $800 million U.S. shelf registration statement; $284 million of medium-term notes issuable under a $500 million Canadian program; and $190 million of medium-term notes issuable under a $330 million Australian program.

     CNH maintains sufficient committed lines of credit and liquidity facilities to cover its expected funding needs on both a short-term and long-term basis. CNH manages its aggregate short-term borrowings so as not to exceed availability under its committed lines of credit. CNH accesses capital and banking markets, predominantly through commercial paper issuances and committed and uncommitted credit facilities, to fund its short-term financing requirements and to ensure near-term liquidity. As funding needs are determined to be of a longer-term nature, CNH accesses medium- and long-term debt, as appropriate, to refinance short-term borrowings and, thus, replenish its short-term liquidity.

     During the fourth quarter of 2000, the Company's ability to access the commercial paper market through the Case Corporation and Case Credit programs was significantly reduced due to downgrades in the credit ratings of those subsidiaries. New Holland Credit Company's $1.5 billion program (borrowings under which are guaranteed by Fiat) was not impacted by the rating agencies' actions in the fourth quarter of 2000.

     In April 2001, Standard & Poor's downgraded the long-term corporate credit ratings of CNH, Case Corporation and Case Credit Corporation and related entities (other than New Holland Credit Company) to BB from BBB- and also lowered the long-term and short-term debt ratings of such entities, with a negative outlook. In addition, in April 2001, Moody's lowered its long-term and short-term debt ratings of Case Corporation to Ba2 and NP from Baa3 and P-3, respectively, also with a negative outlook. The expected impact of these ratings downgrades on CNH's short-term funding will be to restrict substantially (if not totally) the Company's access to the commercial paper market through the Case Corporation and Case Credit Corporation programs. In view of these rating agency actions, CNH has determined to access the asset-backed commercial paper markets in various countries in which it operates as a core source of funding for its Financial Services operations.

     In managing its future liquidity requirements, CNH expects to pursue a financing strategy that includes:

     - consolidating existing bank credit arrangements and other borrowing facilities available to CNH, developing common standards for borrowing terms and conditions;

     - maintaining a relationship with Fiat, including credit support when appropriate;

     - maintaining continuous access to a variety of financing sources, including U.S. and international capital markets and commercial bank lines; and

     - funding Financial Services with a combination of financing and receivables securitizations.

     In 2000, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2003. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.

     CNH estimates that for 2001, expenditures for property, plant and equipment and other investments amounting to $45 million in the aggregate will be required to complete projects authorized as of December 31, 2000, for which substantial commitments by CNH have been made. In addition, CNH estimates that for 2001, investments in connection with its recently announced alliance with Kobelco will be approximately $150 million. CNH expects that these commitments will be funded with cash flows from operations and additional borrowings under CNH's credit facilities.

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH, DEVELOPMENT AND ENGINEERING

     CNH's research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. CNH incurred $338 million, $196 million and $152 million of research, development and engineering costs in the years ended December 31, 2000, 1999 and 1998, respectively. After giving effect to the merger, 1999 CNH pro forma research, development and engineering costs would have been $357 million.

     CNH also benefits from the research, development and engineering expenditures of its joint ventures, which are not included in CNH's research, development and engineering expenditure figures, and from the continuing engineering efforts of its suppliers.

PATENTS AND TRADEMARKS

     CNH continues to operate the New Holland and Case businesses under their respective corporate names, trademarks and trade names.

     New Holland -- CNH sells its New Holland brand products under heritage brand names such as Ford, Braud, FiatAllis, Flexi-Coil, Fiat-Hitachi, O&K and FiatAgri, and is promoting the New Holland name and logo as the primary brand name for its agricultural equipment. CNH also has a one-year, renewable, royalty-bearing license from Fiat to use the FiatAgri trademark.

     Case -- Case manufactures and distributes equipment primarily under the brand names Case, IH, Case IH, Steyr, Austoft, Concord, Tyler, DMI, and Case Poclain.

     Other than the New Holland, Case, IH and Case IH trademarks, CNH does not believe that its business is materially dependent on any single patent or trademark or group of patents or trademarks.

     CNH, through New Holland and Case, has a significant tradition of technological innovation in the agricultural and construction equipment industries. CNH holds over 2,600 patents, with 1,350 additional applications pending. CNH believes that it is among the market leaders for patented innovations in the product classes in which it operates.

     D. TREND INFORMATION.

MARKET OUTLOOK

     The Company views the market demand for its agricultural equipment in 2001 as being influenced by the same factors seen in the second half of 2000. Recent supply and demand reports for global agricultural commodities project continued pressure on commodity prices. Production remains strong in the Southern Hemisphere, including record soybean crops from Brazil, and analysts do not foresee lower planting levels in North America or Europe for the year ahead. These factors will continue to impact the market for CNH's agricultural equipment but may be somewhat offset by underlying demand resulting from low sales levels of recent years and relatively strong farmer's balance sheets. In the first quarter of 2001, sales of agricultural equipment in the Americas were better than last year and somewhat better than expected, particularly in the United States and Brazil. CNH anticipates that for the full year the agricultural equipment industry will be flat to up slightly in the Americas compared to last year. In Europe, industry sales have been somewhat weaker in the first quarter. For the full year, without considering any major impact of foot and mouth disease and BSE, the impact of which is still unclear, sales in Europe may be down about 10%.

     In its construction equipment business, CNH expects slightly lower industry sales worldwide, as a result of continued decline in North America, as well as weaker market conditions in Western Europe. The Company expects that worldwide industry sales of backhoe loaders and heavy construction equipment will be down while industry sales of skid steer loaders could be flat to up slightly. The recent decline in interest rates in the U.S. is expected to support construction activity but weakening overall economic conditions may temper new housing starts particularly in the second half of the year. In the first quarter of 2001, construction equipment sales in North America were lower than expected and significantly below last year in most product lines, while in Europe, industry sales were better than anticipated. In North America, demand for construction equipment is expected to be down about 5-10% for the year, while in Europe, industry sales may be down slightly from record levels in 2000. Sales of construction equipment in Latin America, particularly Brazil, and Rest of World markets are expected to be up. CNH does not expect a recovery in the construction equipment market until at least the second half of 2001, with worldwide sales for the full year down slightly from last year's levels.

INFLATION

     Inflation impacts CNH's business in both the costs of production and the demand for its products.

     A significant portion of the cost of CNH machinery is comprised of material costs. Therefore, material price inflation could result in increased manufacturing costs through supplier price increases to CNH. CNH's ability to recover increased supplier costs would be dependent, in part, on its competitors' responses to these economic conditions. Manufacturing cost increases in excess of increased pricing in the market could have an adverse effect on CNH.

     Increases in inflation tend to cause higher interest rates. The demand for agricultural and, to a greater extent, construction equipment, is negatively impacted by high interest rates. As interest rates on farm debt escalate, farmers tend to delay equipment purchases. CNH's construction equipment business is heavily tied to the housing construction sector, and in the face of rising mortgage rates, potential homeowners tend to delay purchases. Increases in the level of worldwide inflation could have a negative effect on the level of demand for agricultural and construction equipment.

EURO

     CNH has implemented systems to prepare for the transition from European national currencies to the Euro. CNH believes that the greatest impact on CNH brought about by the introduction of the Euro has been the increased price transparency on European sales of European manufactured products.

     Management believes that the price convergence from the Euro introduction has not resulted in any material adverse impact on the financial results of CNH's existing operations in the participating member states. In addition, the elimination of currency exchange fluctuations as a result of the Euro introduction has reduced CNH's exposure to foreign exchange risk within the Euro member states.

     CNH has not found it necessary to make significant investments in systems hardware or software to prepare for and operate in the Euro. CNH is not in a position to quantify any possible long-term impact of the Euro on its revenues or expenses. However, at this time, CNH has no reason to believe that it is in a weak or unfavorable position relative to the Euro introduction as compared to its competitors or other companies dealing in Europe.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT.

     As of April 30, 2001, the directors and executive officers of CNH are as set forth below:

                                                                                            DIRECTOR/
                                                                                            EXECUTIVE
             NAME                                   POSITION WITH CNH                     OFFICER SINCE
             ----                                   -----------------                     -------------
Jean-Pierre Rosso..............  Director and Chairman                                        1999
Paolo Cantarella...............  Director                                                     1996
Damien Clermont................  Director                                                     1999
Alfredo Diana..................  Director                                                     1999
Katherine M. Hudson............  Director                                                     1999
Kenneth Lipper.................  Director                                                     1996
Paolo Monferino................  Director, President and Chief Executive Officer              1999
James L.C. Provan..............  Director                                                     1995
Michel Lecomte.................  Chief Financial Officer, and President, Financial            2000
                                 Services and President, CNH Capital
Richard M. Christman...........  President, Case IH Agricultural Business                     2000
Harold D. Boyanovsky...........  President, Worldwide Agricultural Equipment Products         1999
Fausto Lanfranco...............  President, Worldwide Construction Equipment Business         1996
William T. Kennedy.............  President, New Holland Agricultural Business                 1996
Roberto Miotto.................  Senior Vice President, General Counsel and Secretary         1991
Giovanni B. Ravina.............  Senior Vice President, Human Resources                       2000

     Jean-Pierre Rosso, Director and Chairman, born on July 11, 1940, has served as Chairman of the Board of Directors of CNH since November 12, 1999 and as its Chief Executive Officer until November 7, 2000. Prior to this, Mr. Rosso served as Chairman and Chief Executive Officer of Case from October 1997 until November 1999. From March 1996 through October 1997, he served as Case's Chairman, President and Chief Executive Officer, and from April 1994 through March 1996, he served as its President and Chief Executive Officer. Prior to April 1994, Mr. Rosso served in various capacities with Honeywell, Inc., a producer of advanced technology products, including as President of the Home and Building Control Business from 1992 through April 1994, and as President of its European operations from 1987 through 1991. Mr. Rosso is also director of ADC Telecommunications, Inc., and Medtronic, Inc.

     Paolo Cantarella, Director, born on December 4, 1944, has served as director of CNH, and previously of New Holland, its predecessor, since April 1996. Mr. Cantarella is the Chief Executive Officer of Fiat and the Chairman of Fiat Auto S.p.A., Iveco N.V., and Vice President of IHF (Internazionale Holding Fiat S.A.), having served in a variety of senior executive positions with the Fiat Group. He is also a member of the Board of HdP (Holding di Partecipazioni Industriali S.p.A.). Prior to his current position, Mr. Cantarella was the Managing Director and head of Fiat Auto S.p.A., the Fiat Group's Automobile Sector.

     Damien Clermont, Director, born on July 12, 1951, has served as director of CNH since October 1999. Mr. Clermont has served as Chief Financial Officer of Fiat S.p.A. since 1999. He also served as Senior Vice President, Planning and Strategy, of Fiat from April 1996. Prior to joining Fiat, Mr. Clermont held several key management positions with the Schneider Group, a leading producer of electrical equipment, including Senior Vice President, Strategic Planning and member of its Executive Committee. Mr. Clermont also held positions with France's Total Company (oil) in the International Finance Department, where he served as Head of International Cash Management.

     Alfredo Diana, Director, born on June 2, 1930, has served as a director of CNH since November 1999. Prior to that, Mr. Diana served as the Italian governor of the International Fund for Agricultural Development from 1977 to 1999. He was an elected member of the European Parliament in 1979, and an elected senator of the Italian Republic in 1983. Mr. Diana held several government positions, including President of the General Federation of Agriculture, Commissioner and President of the Experimental Institute for fruit-growing, Vice President of the National Council of Economy and Labour, President of the National Council for Forestry and Timber, and Minister of Agriculture and Forestry in the Amato government. He was also President of Tecnagro, an association for innovations in agriculture, and president of Montedison agricultural services. Mr. Diana is also the president of the Italian Agricultural Society, and is a member of the Board of Directors of the Central Institute of the Support of the Clergy.

     Katherine M. Hudson, Director, born on January 19, 1947, has served as a director of CNH since November 1999. Ms. Hudson has served as the President and Chief Executive Officer of Brady Corporation, an international manufacturer of identification and material solution products, since January 1994. Prior to assuming her position with that company, she was Vice President and General Manager of the Professional, Printing and Publishing Imaging Division of Eastman Kodak Company. Prior to the business merger of New Holland N.V. and Case Corporation, Ms. Hudson served as a director of Case since 1996. In addition to Brady, Ms. Hudson is also a director of Charming Shoppes, Inc.

     Kenneth Lipper, Director, born on June 19, 1941, has been the Chairman of Lipper & Company, Inc., a $5.5 billion investment management and investment banking company, since 1986. Prior to that, he was the Deputy Mayor of the City of New York under Mayor Koch from 1983-1985. He was also an adjunct professor at the School of International and Public Affairs at Columbia University during the years 1976-1982 and a general partner at Lehman Brothers during the years 1969-1975. During 1968-1969, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the US Department of Commerce. Currently, Mr. Lipper is on the Board of Trustees for the Sundance Institute, as well as the Guggenheim Foundation, and on the International Advisory Committee of the Federal Reserve Bank of New York. He is also on the Advisory Board for Chase Manhattan Bank and on the Executive Committee for Resource

Allocation, Harvard University. Mr. Lipper is a member of the International Institute for Strategic Studies (London), the Council on Foreign Relations, the Economic Club of New York and the Century Association.

     Paolo Monferino, Director, President and Chief Executive Officer, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of the Company's wide-ranging integration plan. Mr. Monferino has more than 15 years of experience in the agricultural and construction equipment business beginning in the United States with Fiatallis, a joint venture between Fiat's construction equipment business and Allis Chalmers. In 1983, he was named chief executive officer of Fiatallis' Latin American operations in Brazil. Two years later, he was appointed chief operating officer at Fiatallis and in 1987 was named the chief operating officer at Fiatagri, the farm machinery division of the Fiat Group. Following Fiat Geotech's 1991 acquisition of Ford New Holland, Monferino was named executive vice president of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies.

     James L.C. Provan, Director, born on December 19, 1936, has served as director of CNH, and previously of New Holland, since 1995. Mr. Provan has served as a Member of the European Parliament since 1994, where he has served on the Agricultural and Rural Affairs Committee, the Conservative National Union Executive Committee, and the Transport and Tourism Committee. Mr. Provan is also the Chairman of the Rowett Research Institute, Aberdeen, one of Europe's leading nutritional research centers.

     Michel Lecomte, Chief Financial Officer, and President, Financial Services and President, CNH Capital, born on January 27, 1949, was appointed Chief Financial Officer and President, Financial Services and President, CNH Capital of CNH on November 8, 2000. Prior to joining CNH, Mr. Lecomte served as Chief Financial Officer of Iveco, a sector of the Fiat Group and Transolver, Iveco's financial services business. From 1989 to 1996, he served as chief financial officer of the Framatome Group based in France. Mr. Lecomte also served as chief financial officer of CertainTeed Corporation in the U.S. from 1984 to 1989.

     Harold D. Boyanovsky, President, Worldwide Agricultural Equipment Products, born on August 15, 1944, has served as President, Worldwide Agricultural Equipment Products of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, he served as a Senior Vice President of Case from May 1997 to November 1999. Between November 1999 and December 1966, Mr. Boyanovsky served in a variety of executive positions with Case.

     Richard M. Christman, President, Case IH Agricultural Business, born on May 23, 1950, was appointed President, Case IH Agricultural Business on July 1, 2000. From November 1999 to July 2000, he served as Senior Vice President, Strategy and Business Development of CNH. Prior to the business merger of New Holland N.V. and Case Corporation, Mr. Christman served as a Senior Vice President of Case from May 1996 to November 1999. Between November 1999 and June 1975, Mr. Christman served in a variety of executive positions with Case.

     William T. Kennedy, President, New Holland Agricultural Business, born on January 1, 1943, has served as President, New Holland Agricultural Business of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, he served as Executive Vice President, Chief Marketing Officer, New Holland, between September 1996 and November 1999. Between May 1991 and November 1999, Mr. Kennedy served in a variety of executive positions with the Fiat Group. Between June 1964 to May 1991, he served in a variety of Management positions with the predecessor companies Ford New Holland and Sperry New Holland.

     Fausto Lanfranco, President, Worldwide Construction Equipment Business, born on July 20, 1944, has served as President, Worldwide Construction Equipment Business of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, Mr. Lanfranco served as Managing Director of Fiat Hitachi Excavators and was in charge of New Holland Earthmoving Equipment Operations. In this capacity he was responsible for the strategic repositioning of this business in the worldwide scenario. Between

1991 and 1996 Mr. Lanfranco was assigned responsibility for the Strategies and Industrial Policies Department of Fiat Corporate. In 1983 he joined Fiat Group and between 1983 and 1991 Mr. Lanfranco served in a variety of executive positions in the Components Sector. Mr. Lanfranco worked for Olivetti between 1971 and 1983 where he held managerial positions in the Planning, Research & Development and Production departments in Mexico, the US and Far East. In his last assignment for Olivetti he was in charge of the Consumer Products Division.

     Roberto Miotto, Senior Vice President, General Counsel and Secretary, born on December 15, 1946, has served as Senior Vice President, General Counsel and Secretary of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, Mr. Miotto served as Vice President, General Counsel and Secretary of New Holland N.V. Prior to that, Mr. Miotto served in a variety of executive positions with the Fiat Group.

     Giovanni B. Ravina, Senior Vice President, Human Resources, born on April 21, 1951, was appointed Senior Vice President, Human Resources of CNH, effective December 1, 2000. Prior to joining CNH, he served as Managing Director, Fiat India. Between September 1978 and December 2000, Mr. Ravina served in a variety of executive positions with the Fiat Group.

     B. COMPENSATION.

     The aggregate amount of compensation paid by CNH to its directors and executive officers that held office during 2000 was approximately $14.9 million. The aggregate amount paid or set aside by CNH with respect to pension and similar benefits during 2000 totaled approximately $4.6 million. Such aggregate amounts respectively include compensation paid and pension and similar benefits set aside for (i) Umberto Quadrino, who served as Co-Chairman of the CNH Board of Directors from November 12, 1999 until August 31, 2000; (ii) Theodore R. French, who served as president, Financial Services and Chief Financial Officer of Case prior to the merger and thereafter in the same capacity for CNH until November 8, 2000; (iii) Leopold Plattner, who served as President, Case IH Agricultural Business of CNH from November 12, 1999 until June 30, 2000; (iv) Andrew E. Graves, who served as President, CNH Capital from November 12, 1999 until November 8, 2000; and (v) Gustavo Bracco, who served as Senior Vice President, Human Resources, from November 12, 1999 until December 1, 2000.

     CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to CNH's achievement of financial performance criteria specified by the Nominating and Compensation Committee of CNH's Board of Directors.

     Certain CNH officers were a party to "Change in Control" agreements in 1999 that provided for severance benefits if the officer's employment terminated other than for "cause" within 12 months following a potential change in control or within 24 to 36 months following a change in control. Those agreements were either exercised or amended in 2000. The amendment included three annual installment payments, the first of which was paid in 2000. The aggregate amount paid by CNH to its executive officers for the first installment was approximately $0.8 million. The aggregate benefit paid by CNH to those executive officers that exercised their Change in Control agreements was approximately $4.0 million.

     There are currently no director's service contracts providing for benefits upon termination of employment.

  CNH Outside Directors' Compensation Plan

     In 1999, CNH established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan") that provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH;
(2) an annual grant of options to purchase common shares of CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and (4) an opportunity to convert all or a portion of their Annual Fees into stock options. Each outside director of CNH is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. Outside directors also receive an annual retainer fee of $35,000. In addition, each outside director who chairs a committee is paid an annual retainer fee of $5,000 per committee chair held. The value of these fees is included in the aggregate compensation amount set forth above. Under the CNH Directors' Plan, all outside director annual retainer fees are paid in the form of CNH common shares unless a director elects to receive a portion of his or her fees, up to a maximum of 50%, in cash. In addition, outside directors may also elect to forego payment of all or any portion of their fees otherwise payable in common shares and to instead receive an option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that such fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. Outside directors also receive an annual grant of options to purchase CNH common shares that will vest on the third anniversary of the grant date. The exercise price of all options granted under the CNH Directors' Plan is equal to the fair market value of CNH's common shares on the date of grant. There are one million common shares reserved for issuance under this plan. Exercise prices for options outstanding under the CNH Directors' Plan at December 31, 2000 ranged from $9.82 to $15.41. The remaining weighted average contractual life of the options issued pursuant to the CNH Directors' Plan is approximately nine years. As of December 31, 2000, there were 879,243 common shares available for issuance under the CNH Directors' Plan. During the last two years, changes in shares subject to issuance under stock option were as follows:

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                     2000                1999
                                                              ------------------   -----------------
                                                                        EXERCISE            EXERCISE
                                                              SHARES     PRICE*    SHARES    PRICE
                                                              -------   --------   ------   --------
Outstanding at beginning of year............................   18,750    $15.41        --       N/A
  Granted...................................................  102,007    $11.19    18,750    $15.41
                                                              -------              ------
Outstanding at end of year..................................  120,757    $11.85    18,750    $15.41
                                                              =======              ======
Exercisable at end of year..................................   64,507    $10.72        --       N/A
                                                              =======              ======

------------
* Weighted-average

CNH Equity Incentive Plan

     In 1999, CNH established the CNH Equity Incentive Plan or CNH EIP that provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 28 million common shares reserved for issuance under this plan. Options granted under the CNH EIP have an exercise price that is no less than the fair market value of the common shares on the date of grant. Certain options vest ratably over three or four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria. Such performance-based options vest no later than seven years from the award date. All options expire after ten years. The exercise price for options outstanding under the CNH EIP at December 31, 2000 was $13.77. The remaining weighted average contractual life of the options issued pursuant to the CNH EIP is approximately nine years. During the last two years, changes in shares subject to issuance under stock option were as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                                 2000                    1999
                                                         ---------------------   --------------------
                                                                      EXERCISE               EXERCISE
                                                           SHARES      PRICE*     SHARES      PRICE
                                                         ----------   --------   ---------   --------
Outstanding at beginning of year.......................   5,291,050    $13.77           --       N/A
  Granted..............................................   2,299,500    $13.77    5,291,050    $13.77
  Forfeited............................................  (2,388,613)   $13.77           --       N/A
                                                         ----------              ---------
Outstanding at end of year.............................   5,201,937    $13.77    5,291,050    $13.77
                                                         ==========              =========
Exercisable at end of year.............................     621,168    $13.77           --       N/A
                                                         ==========              =========

     Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the stock during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the years ended December 31, 2000 and 1999, 75,000 and 660,000 restricted shares, respectively, were awarded at no cost to employees, at weighted-average values of $12.81 and $11.94, respectively. At December 31, 2000, restricted common shares outstanding totaled 175,000 shares.

     As of December 31, 2000, there were 22,571,395 common shares available for issuance under the CNH EIP.

Fiat Stock Option Program

     CNH also participates in stock option plans of Fiat ("Fiat Option Programs"), whereby eligible employees of Fiat and its subsidiaries may be granted options to purchase ordinary shares of Fiat. On February 18, 2000, the Board of Directors of Fiat approved a stock option program ("Fiat Options 2000"), whereby eligible employees of Fiat and its subsidiaries, which included eligible senior management of CNH, were granted options to purchase 5,158,000 Fiat ordinary shares. Under the terms of Fiat Options 2000, options were granted at the price of Euro 30.63 per share, which was the average official price on the Milan Stock Exchange during the twenty-day period preceding the date of grant. These options vest 25% on February 18, 2001, 50% on February 18, 2002, 75% on February 18, 2003, and 100% on February 18, 2004, and expire on February 18, 2008.

     On March 30, 1999, the Board of Directors of Fiat approved a stock option program ("Fiat Options 1999"), whereby eligible employees of Fiat and its subsidiaries, which included eligible senior management of CNH, were granted options to purchase 1,248,000 Fiat ordinary shares. Under the terms of Fiat Options 1999, options were granted at the price of Euro 28.45 per share, which was the average official price on the Milan Stock Exchange during the twenty-day period preceding the date of grant. These options vest 50% on April 1, 2001, and 100% on April 1, 2002, and expire on March 31, 2007.

     As of December 31, 2000 and 1999, eligible senior management of CNH held 93,200 and 103,200, of said options, respectively. None of the options issued to eligible senior management of CNH are exercisable at December 31, 2000.

     C. BOARD PRACTICES.

     Responsibility for the management of CNH lies with the Board of Directors of CNH, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the Meetings of Shareholders and do not have fixed terms of office.

     The Company has both an Audit Committee and a Nominating and Compensation Committee of the Board of Directors.

     The principal functions of the Audit Committee are to recommend the selection and review the activities of CNH's independent public accountants, and to exercise general oversight with respect to CNH's financial reporting process and internal accounting controls. The Committee currently consists of Ms. Hudson and Messrs. Lipper and Provan. Mr. Lipper serves as Chairperson of this Committee.

     The principal functions of the Nominating and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of CNH's executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The Committee currently consists of Messrs. Cantarella, Provan and Diana. Mr. Cantarella serves as Chairperson of this Committee.

     D. EMPLOYEES.

     At December 31, 2000, CNH had approximately 31,000 employees. As broken down by main category of activity, there were 19,000 employees in the agricultural equipment business, 8,000 in the construction equipment business, 1,000 in the financial services business, with the remaining 3,000 shared by all business units. As broken down by geographic location, there were 11,000 employees in North America, 17,000 employees in Western Europe, 2,000 employees in Latin America and 1,000 employees for the Rest of the World. CNH's employment levels are down from nearly 36,000 at the time of the merger and in line with the planned 24 percent reduction in employee headcount by the end of 2003. The 5,000 reduction includes approximately 1,200 employees that were part of divestitures. The balance is from the CNH's headcount reduction initiatives.

     Unions represent many of CNH's worldwide production and maintenance employees. CNH's collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW"), which represents approximately 2,200 of CNH's hourly production and maintenance employees in the United States, expires May 2, 2004. Labor agreements covering employees in certain European countries generally expire annually. CNH can offer no assurance that future contracts with the UAW or any of CNH's other union contracts or labor agreements will be renegotiated upon terms acceptable to CNH.

     CNH's employees in Europe are also protected by various worker co-determination and similar laws that afford employees, through local and central works councils, certain rights of consultation with respect to matters involving the business and operations of their employers, including the downsizing or closure of facilities and the termination of employment. Over the years, CNH has experienced various work slow-downs, stoppages and other labor disruptions.

     E. SHARE OWNERSHIP.

     All of CNH's directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH's common shares. As of April 30, 2001, the aggregate number of common shares (including restricted shares) held by all directors and executive officers as a group amounted to 143,134 shares. The aggregate number of options issued to the directors and executive officers as a group amounted to 2,102,066. Each option entitles the holder to purchase one CNH common share. The terms of such options are as follows:

NUMBER OF OPTIONS                       EXERCISE PRICE    EXPIRATION DATE
-----------------                       --------------    ---------------
70,000................................         (1)        (1)
15,000................................      $15.41        November 12, 2009
1,569,000.............................      $13.77        December 20, 2009
12,926................................      $11.22        February 10, 2010
225,000...............................      $13.77        April 18, 2010
11,961................................      $12.13        June 2, 2010
30,000................................      $12.00        June 7, 2010
14,633................................       $9.91        September 4, 2010
120,000...............................      $13.77        November 29, 2010
14,774................................       $9.82        December 3, 2010
18,772................................       $7.73        March 2, 2011

------------
(1) 70,000 options were granted to an officer who was subsequently terminated, of which 7,500 may be exercised through July 30, 2001, at an exercise price of $13.77, and the remainder being unvested and unexercisable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS.

     CNH's capital stock consists of common shares, par value Euro 0.45. As of April 30, 2001, there were 277,100,298 common shares outstanding. As of April 30, 2001, 47,265,048 of the common shares were held of record in the United States by 1,001 holders (including 3,911,400 shares held on behalf of Fiat Netherlands Holding N.V.) and represented, in the aggregate, approximately 17% of the number of common shares outstanding. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     CNH is controlled by its largest single shareholder, Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat. Fiat Netherlands Holding N.V. increased its ownership interest in CNH from 71.1% to approximately 84.5% of CNH's outstanding common shares in connection with the conversion on June 30, 2000 of Fiat Netherlands Holding N.V.'s $1.4 billion advance to capital into additional CNH Common Shares, described in Item 7.B. below. As of April 30, 2001, Fiat Netherlands Holding N.V. owned 234,330,182 common shares, representing approximately 84.6% of CNH's outstanding common shares as of such date. As a result, Fiat controls all matters submitted to a vote of CNH's shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands Holding N.V. has the same voting rights as CNH's other shareholders.

     B. RELATED PARTY TRANSACTIONS.

     On November 12, 1999, Fiat Netherlands Holding N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. The terms of this advance to capital provided that Fiat Netherlands Holding N.V. would receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH had conducted a public equity offering before June 30, 2000, Fiat Netherlands Holding N.V. would have received that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. CNH did not conduct a public equity offering prior to June 30, 2000. On June 30, 2000, Fiat Netherlands Holding N.V. received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.9444 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000 and CNH paid a discretionary return to Fiat Netherlands Holding N.V. on its advance to capital of $56 million, an annual rate of 6.25%.

     CNH continues to rely on Fiat to provide either guarantees or funding in connection with some of its external debt financing needs. At December 31, 2000, CNH's outstanding debt with Fiat and its affiliates was approximately 46% of the total debt. This percentage increased in the last quarter of 2000 due to temporary illiquidity of the commercial paper market in the United States. In 2000, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2003. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

     CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting, cash management and legal services. In addition, CNH may from time to time enter into hedging arrangements with counterparties that are members of the Fiat Group. In 2000, CNH purchased approximately $165 million in goods and approximately $78 million in services from companies in the Fiat Group, including $78 million for engines purchased from Iveco. CNH's principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., electric and mechanical components from Magneti Marelli S.p.A., castings from Teksid S.p.A., and lubricants from Fiat Lubrificanti S.p.A. As of December 31, 2000, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $113 million to which affiliates of Fiat were counterparties. CNH has an agreement by which the license fees paid to Fiat for certain trade names and brand marks is 0.3% of sales of related products. CNH also purchases tractors from its Mexican joint venture for resale in the United States. For material related party transactions, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are on arm's-length terms.

     If the goods or services or financing arrangements described above were not available from Fiat, CNH would have to obtain them from other sources. CNH can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.

     Additionally, CNH participates in the stock option program of Fiat as described in Note 13, "Shareholders' Equity and Stock-Based Compensation" to the Consolidated Financial Statements of this report.

     C. INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     See Item 18. "Financial Statements" for a list of the Financial Statements filed with this document.

     B. SIGNIFICANT CHANGES.

     No significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS.

     The following table sets forth the high and low closing prices per share of CNH common shares on the New York Stock Exchange Composite Transactions Tape during the periods indicated:

                                                             CLOSING PRICES
                                                             ---------------
                                                              HIGH     LOW
                                                             ------   ------
Most recent six months
  April 2001...............................................  $6.33    $5.46
  March 2001...............................................   8.30     6.35
  February 2001............................................   9.75     8.10
  January 2001.............................................   9.38     8.50
  December 2000............................................  10.00     8.63
  November 2000............................................   9.81     9.00
2001
  1st quarter..............................................   9.75     6.35
2000
  1st quarter..............................................  14.81     9.13
  2nd quarter..............................................  14.69     8.63
  3rd quarter..............................................  11.56     7.56
  4th quarter..............................................  10.06     8.63
  Full year................................................  14.81     7.56
1999
  1st quarter..............................................  13.75     8.75
  2nd quarter..............................................  18.00    10.31
  3rd quarter..............................................  17.19    13.94
  4th quarter..............................................  15.69    11.38
  Full year................................................  18.00     8.75
1998.......................................................  28.31     9.75
1997.......................................................  30.81    21.00
1996 (from November 1, 1996)...............................  21.50    19.13

     At the end of trading on April 30, 2001, CNH's common share closing price was $5.77 and 277,100,298 common shares were outstanding. Accordingly, at such date, CNH's total market capitalization, including those shares held by the Fiat Group, was approximately $1.6 billion.

     B. PLAN OF DISTRIBUTION.

     Not applicable.

     C. MARKETS.

     The outstanding common shares of CNH are listed on the New York Stock Exchange under the symbol "CNH." Prior to the merger, the common shares were listed on the New York Stock Exchange under the symbol "NH."

     D. SELLING SHAREHOLDERS.

     Not applicable.

     E. DILUTION.

     Not applicable.

     F. EXPENSES OF THE ISSUE.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL.

     Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

     Material provisions of CNH's Articles of Association and particular provisions of Dutch law relevant to CNH's statutory existence are summarized below. This summary does not restate the Company's Articles of Association or relevant Dutch law in their entirety.

REGISTRATION AND OBJECTIVES

     CNH is registered at Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.

     CNH's objectives are:

     - to engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of machines whether pulled or self-propelled, for agricultural and construction use as well as implements, components, assemblies, sub-assemblies, spare parts, accessories thereof and more generally any other activity related to the field of agricultural and construction equipment;

     - to engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which the company may deem suitable to be carried on in conjunction with the foregoing;

     - to render management and advisory services; and

     - to do anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the foregoing paragraphs.

     The above objectives are specified in article 2 of CNH's Articles of Association.

AUTHORIZED CAPITAL

     The Company's authorized share capital is Euro 200,000,007, consisting of 444,444,460 common shares with a par value of Euro 0.45. CNH will issue common shares only in registered form. CNH has appointed Morgan Guaranty Trust Corporation of New York as its agent to maintain the share register relating to the common shares and to act as transfer agent and registrar for the common shares.

DIVIDENDS

     The Company's board of directors may establish reserves out of CNH's annual profits at a general meeting of shareholders. The holders of common shares have discretion as to the use of that portion of CNH's annual profits remaining after the board of directors establishes these reserves. The board of directors may resolve at the annual general meeting that CNH pay dividends out of its share premium account or out of any other reserve available for shareholder distributions under Dutch law. However, CNH may not pay dividends if the payment would reduce shareholders' equity to an amount less than the aggregate share capital plus required statutory reserves. The board of directors may resolve that CNH pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to CNH.

     At any general meeting of shareholders, the Company's shareholders may declare dividends in the form of cash (in U.S. dollars), common shares or a combination of both.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

     Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of the Company's Articles of Association. CNH must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in The Netherlands within six months after the end of CNH's fiscal year. Our board of directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of the Company's outstanding common shares or other persons entitled to attend the general meetings. Dutch law does not restrict the rights of holders of common shares who do not reside in the Kingdom of The Netherlands to hold or vote their common shares.

     CNH will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and in any other manner that CNH may be required to follow in order to comply with applicable stock exchange requirements. In addition, the Company will notify registered holders of the common shares by letter, cable, telex or telefax that it intends to convene a meeting. CNH will give this notice no later than the fifteenth day prior to the day of the meeting. The notice will include or be accompanied by an agenda identifying the business to be considered at the meeting.

     Each share is entitled to one vote. Unless otherwise required by the Company's Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. In this prospectus, references to actions by the shareholders refer to actions taken by resolution or by the unanimous written consent of the shareholders.

     CNH is exempt from the proxy rules under the Securities Exchange Act of 1934.

BOARD OF DIRECTORS; ADOPTION OF ANNUAL ACCOUNTS

     The shareholders elect the members of the Company's board of directors at the annual general meeting. The shareholders may also dismiss or suspend any member of the board of directors at any time by the vote of a majority of the votes cast at a general meeting.

     The Company's board of directors must prepare the Company's annual accounts and make them available to the shareholders for inspection at the Company's offices within five months after the end of our fiscal year. Under some special circumstances, Dutch law permits an extension of this period for up to six additional months by approval of the shareholders at a general meeting. During this period, including any extension, the board of directors must submit the annual accounts to the shareholders for confirmation and adoption at a general meeting.

     Under Dutch law, the board of directors must consider in the performance of its duties the interests of CNH, its shareholders and its employees, in all cases with reasonableness and fairness.

     The Articles of Association provide that the Chairman of the Board may fix the remuneration of the members of the board of directors.

     When the Company's shareholders adopt the annual accounts prepared by the board of directors, the members of the board of directors are discharged from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge applies unless the shareholders explicitly reserve this liability or unless a reservation of liability is otherwise required under Dutch law. Examples of reservations of liability required by Dutch law include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under Dutch law, a discharge of liability does not extend to matters not properly disclosed to shareholders.

LIQUIDATION RIGHTS

     In the event of dissolution or liquidation, CNH will distribute the assets remaining after payment of all debts and the liquidation of all expenses to holders of the Company's common shares in proportion to the par value of common shares held. In the event of a liquidation, CNH will make no distribution with respect to common shares that CNH holds.

ISSUE OF SHARES; PREFERENCE RIGHTS

     The Company's board of directors has the power to issue common shares if and to the extent that a general meeting of shareholders has designated the board to act as the authorized body for this purpose. A designation of authority to the board of directors to issue common shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of common shares. At a general meeting of shareholders in October 1999, the shareholders authorized the Company's board of directors to issue common shares and/or rights to purchase common shares for five years. At the Company's general meeting of shareholders in June 2000, CNH shareholders authorized the Company's board of directors to issue common shares and/or rights to purchase common shares for five years following the date of the meeting.

     The Company's shareholders have a ratable preference right to subscribe for common shares that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of the Company's shareholders in the United States to subscribe for common shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. The Company's shareholders have no ratable preference subscription right with respect to common shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At a general meeting of shareholders in September 1996, New Holland Holdings (now Fiat Netherlands Holding) authorized the Company's board of directors to limit or eliminate the preference rights of shareholders for five years. As of the date of this prospectus, the Company's board of directors has not exercised this authority in any way. At the Company's general meeting of shareholders in June 2000, CNH shareholders authorized the Company's board of directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting.

     These provisions apply equally to any issue by CNH of rights to subscribe for common shares.

     Under Dutch law shareholders are not liable to further capital calls by CNH.

REPURCHASES OF SHARES

     CNH may acquire common shares, subject to applicable provisions of Dutch law and of the Company's Articles of Association, to the extent:

     - the Company's shareholders' equity, less the amount to be paid for the common shares to be acquired, exceeds the sum of (1) the Company's share capital account plus (2) any reserves required to be maintained by Dutch law; and

     - after the acquisition of common shares, CNH and its subsidiaries would not hold, or hold as pledgees, common shares having an aggregate par value that exceeds 10% of the Company's issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

     The Company's board of directors may repurchase common shares only if the Company's shareholders have authorized the repurchases. Under Dutch law, an authorization to repurchase common shares will remain in effect for a maximum of 18 months.

REDUCTION OF SHARE CAPITAL

     At a general meeting of shareholders, the Company's shareholders may vote to reduce the issued share capital by canceling common shares held by CNH or by reducing the par value of the Company's common shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce the Company's issued share capital if less than half of the issued share capital is present at the general meeting in person or by proxy.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

     A majority of the votes cast by holders of the Company's common shares at a general meeting must approve any resolution proposed by the Company's board of directors to amend the Articles of Association or to wind up CNH. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

     The rights of the Company's shareholders may be changed by amendment of the Articles of Association. It should be noted however that a resolution to that effect could be declared null and void on the grounds that it is contrary to the principles of reasonableness and fairness, which CNH, its Board and its shareholders must observe in relation to each other under Dutch law.

DISCLOSURE OF HOLDINGS

     Under Dutch law regarding the disclosure of holdings in listed companies, if the Company's common shares are admitted to official quotation or listing on the Amsterdam Stock Exchange or on any other stock exchange in the European economic area, registered holders and some beneficial owners of the Company's common shares must promptly notify CNH and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 25%, 50% or 66 2/3% of the Company's outstanding common shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.

LIMITATIONS ON RIGHT TO HOLD OR VOTE SHARES

     The Company's Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of common shares to hold or vote their common shares.

     C. MATERIAL CONTRACTS.

     Not applicable.

     D. EXCHANGE CONTROLS.

     Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

     E. TAXATION.

UNITED STATES TAXATION

     The following discussion contains a description of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of CNH's common shares or shares, by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares ("U.S. holders"). The discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes made on a retroactive basis. It is not a full description of all tax considerations that may be relevant to ownership of shares or a decision to purchase shares. In particular, the discussion is directed only to U.S. holders that will hold shares as capital assets and whose functional currency is the U.S. dollar. The discussion does not address the tax treatment of holders that are subject to special tax rules such as banks, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and holders of ten percent or more of the voting shares of CNH.

     Prospective purchasers and current holders of shares are advised to consult their own tax advisors about the U.S., Netherlands, or other tax consequences to them of the purchase, beneficial ownership and disposition of shares including, in particular, the effect of any state, local or national tax laws.

Taxation of Dividends

     The gross amount of cash dividends paid in respect of the shares (including amounts withheld in respect of Dutch taxes) generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. holder, and will not be eligible for the dividends-received deduction allowed to U.S. corporations.

     Subject to generally applicable limitations and the discussion below, any Dutch withholding tax imposed on dividends will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). Dividends generally will constitute foreign-source "passive income" or, in the case of certain holders, "financial services income," for U.S. foreign tax credit purposes. Under rules enacted by Congress in 1997 and other guidance issued by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     CNH generally will fund dividend distributions on the shares with dividends received from its non-Dutch subsidiaries. Assuming that certain conditions are met, CNH would be entitled to a reduction in the amount payable to the Dutch tax authorities in respect of withholding taxes equal to 3% of the lesser of gross dividends it receives from its non-Dutch subsidiaries or dividends, net of withholding tax, it pays to its shareholders. There is a risk that such a credit constitutes a partial subsidy in respect of, or reduction of, the Dutch withholding tax payable on CNH's dividends and that, therefore, a U.S. holder would not be entitled to a foreign tax credit with respect to the amount of the credit so allowed to CNH.

Taxation of Capital Gains

     Gain or loss realized by a U.S. holder on the sale or other disposition of shares will be subject to U.S. federal income taxation as capital gain or loss. Such gain or loss will be a long-term capital gain or loss if the shares were held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum rate of 20%, although a lesser rate may be applicable based upon the tax stature of the holder and the length of the holding period of the shares. Gain realized by a U.S. holder on a sale or other disposition of shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Backup Withholding Tax

     Distributions made on shares and proceeds from the sale of shares to or through certain brokers may be subject to a "backup" withholding tax at a rate of 31% unless, in general, the U.S. holder complies with certain procedures or is a corporation or other person exempt from such withholding. The amount of backup withholding imposed on a payment to a U.S. holder may be refunded by the Internal Revenue Service or allowed as a credit against the federal income tax of the U.S. holder provided that the required information is properly furnished to the Internal Revenue Service.

NETHERLANDS TAXATION

     The following summary of Dutch tax considerations is limited to the tax implications for an owner of shares whom owns less than 10% of the voting power of CNH.

Withholding Tax

     Dividends distributed by CNH generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression "dividends distributed by CNH" as used herein includes, but is not limited to:

          1) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

          2) liquidation proceeds, proceeds of redemption of shares or, as a rule, consideration for the repurchase of shares by CNH in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

          3) the par value of shares issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

          4) partial repayment of paid-in capital, recognized for Netherlands dividends withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of CNH has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

     If a holder of shares is a resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such country, such holder of shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

     Legislation is in force, but not yet effective, pursuant to which withholding taxes will only be creditable or refundable to the beneficial owner of dividends distributed. Under this legislation, when effective, a recipient of dividends distributed will in any case not be recognized as the beneficial owner thereof if:

          1) The recipient acquires the shares within ten days prior to the day on which it is resolved to distribute the dividend, or

          2) The recipient disposes of the shares within a period of three month after acquiring them.

     This legislation (the "ten days/three months test") may be declared effective by a Royal Decree. The Dutch Undersecretary of Finance has indicated that, once this legislation becomes effective, the "ten days/ three month test" can also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

     Under the treaty in effect between The Netherlands and the United States (the "U.S./NL Income Tax Treaty"), dividends paid by CNH to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, unless the shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, carried on though a permanent establishment or a permanent representative in The Netherlands. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend-withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. A holder of shares other than an individual will not be eligible for the benefits of the U.S./NL Income Tax Treaty if such holder of shares does not satisfy one or more of the tests set forth in the limitations on benefits provisions of Article 26 of such Treaty.

     A holder of shares (other than an exempt organization) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S./NL Income Tax Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the shares are in the bank's custody in the name of the applicant, or that the shares have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, CNH can apply the reduced withholding tax rate to the dividend payment. A shareholder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at the source.

     Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

Distribution Tax

     Under new legislation, a Netherlands company will be subject to a temporary special distribution tax at a rate of twenty percent to the extent that the company distributes "excessive" proceeds (such as dividends) in the period from January 1, 2001 up to and including December 31, 2005. For purposes of this distribution tax, proceeds are considered "excessive" when, during a particular calendar year, the total proceeds distributed exceed the highest of the following three amounts:

          1) Four percent of the Netherlands's market capitalization at the beginning of the relevant calendar year,

          2) Twice the amount of the average annual dividends (exclusive of extraordinary distributions) that were distributed in the three calendar years immediately preceding January 1, 2001, and

          3) The adjusted consolidated commercial results for the preceding book year.

     The temporary special distribution tax will not be levied to the extent that the aggregate profit distributions during the period from January 1, 2001 up to and including December 31, 2005 exceed the fair market value of the assets, net of liabilities and provisions and reduced by the paid-in-capital, at the end of the book year ending December 31, 2000.

     The special distribution tax will be reduced in proportion to the percentage of shares that were held, at the time of the distribution of the "excessive proceeds", during an uninterrupted period of three years, by individuals or entities (other than investment institutions/beleggingsinstellingen as defined in the Dutch Corporate Income Tax Act 1969) holding at least five percent of the nominal paid-in-capital. The special distribution tax is not a withholding tax; it is imposed on the distributing company directly. Therefore, if it is reduced because the company has shareholders who own at least five percent of the paid-in-capital, the company will receive the benefit of the reduction and it will inure indirectly to all ordinary shareholders, not only to the large shareholders whose large shareholdings cause the reduction to apply.

Taxes on Income and Capital Gains

     If the holder of the shares is a Non-Resident, the holder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by CNH (other than the withholding tax described above), or to any Dutch taxes in respect of capital gains unless:

          1) The shares form part or are deemed to form part of a substantial interest (aanmerlelijk belang) in CNH that does not form part of the assets of the enterprise, or

          2) The holder of the shares is an individual and the benefits derived from the shares are taxable as a benefit from miscellaneous activities (resultaat uit overige werkzaamheden), or

          3) All of the following are true:

             A) The holder of the shares derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands,

             B) The shares are attributable to that enterprise or a part of an enterprise, as the case may be, and

             C) The benefits derived from the shares are not exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969).

     A Non-Resident holder of shares is a holder of shares who is neither resident nor deemed resident in the Netherlands for purposes of Dutch taxation and has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes.

     The shares form a part of a substantial interest in CNH if the holder of the shares, whether or not together with his or her partner (partner), directly or indirectly has the ownership of, or certain rights, for instance a right of usufruct, over shares of CNH representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH, or rights to acquire shares of CNH, whether or not already issued, that represent at any time five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH or the ownership of, or certain rights, for instance a right of usufruct, over profit participating certificates (winstbewijzen) that relate to five percent or more of thee annual profit of CNH or to five percent or more of the liquidation proceeds of CNH. Furthermore, the shares form part of a substantial interest in CNH if the partner or any of the relatives by blood or marriage in the direct line (including foster children) of the holder of the shares or his or her partner holds shares that form part of, or are deemed to form part of, a substantial interest in CNH. Finally, if the shares do not form a substantial interest pursuant to the two previous sentences, they may be deemed to form part of a substantial interest in CNH if they have been acquired or are deemed to have been acquired by the holder of shares under a non-recognition provision.

Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in The Netherlands for purposes of Dutch taxation nor, in the case of an individual, has elected to be treated as a resident of the Netherlands for Dutch income tax purposes, unless:

          1) such holder at the time of the gift has, or at the time of his death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are or were attributable; or

          2) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death.

     For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Capital Tax Payable by CNH

     Netherlands capital tax will be payable by CNH at the rate of 0.55% of any contribution made in respect of the shares.

Other Taxes and Duties

     No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

     F. DIVIDENDS AND PAYING AGENTS.

     The gross amount of cash dividends paid in respect of the shares (including amounts withheld in respect of Dutch taxes) generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. holder, and will not be eligible for the dividends-received deduction allowed to corporations.

     Subject to generally applicable limitations and the discussion below, any Dutch withholding tax imposed on dividends will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). Dividends generally will constitute foreign-source "passive income" or, in the case of certain holders, "financial services income," for U.S. foreign tax credit purposes. Under rules enacted by Congress in 1997 and other guidance issued by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances. For further discussion of the U.S. and Dutch consequences to shareholders of the receipt of dividends paid in respect of the CNH common shares see Item 10E. "Taxation."

     CNH generally will fund dividend distributions on the shares with dividends received from its non-Dutch subsidiaries. Assuming that certain conditions are met, CNH would be entitled to a reduction in the amount payable to the Dutch tax authorities in respect of withholding taxes equal to 3% of the lesser of gross dividends it receives from its non-Dutch subsidiaries or dividends, net of withholding tax, it pays to its shareholders. There is a risk that such a credit constitutes a partial subsidy in respect of, or reduction of, the Dutch withholding tax payable on CNH's dividends and that, therefore, a U.S. holder would not be entitled to a foreign tax credit with respect to the amount of the credit so allowed to CNH.

     In each of the years ended December 31, 2000, 1999, 1998 and 1997, CNH distributed cash dividends of $82 million, or $0.55 per share. CNH did not declare a cash dividend for the year ended December 31, 1996.

     On March 12, 2001 the Board of Directors of CNH recommended a dividend for the year 2000 of $0.10 per share, or approximately $28 million, reflecting the recently reported financial results. Payment of the dividend was approved at the Annual Shareholders Meeting in Amsterdam on May 3, 2001 for payment on May 31, 2001 to shareholders of record on May 17, 2001.

     The declaration and payment of dividends are at the discretion of the Board of Directors and must be ratified at the annual general meeting of CNH's shareholders. CNH's ability to pay cash dividends will depend upon many factors including CNH's competitive position, financial condition, earnings and capital requirements. As a holding company, CNH is dependent on dividends or other advances from its subsidiaries to fund future cash dividends. In addition, the ability of CNH and its principal operating subsidiaries to pay dividends is subject to statutory limitations applicable in their respective jurisdictions that primarily relate to the required allocation of a nominal percentage of earnings to the establishment and maintenance of statutory reserves. As a result, the ability of these subsidiaries to pay dividends may be limited. Accordingly, there is no requirement or assurance that dividends will be declared or paid.

     Dividends from several of CNH's subsidiaries, including its U.S. subsidiaries, are subject to withholding taxes that will reduce the amount of such dividends available to CNH. Dividends payable by CNH are subject to Dutch withholding tax at the current rate of 25%. The withholding tax on dividends paid to shareholders that are not residents of The Netherlands may be reduced by virtue of an applicable income tax convention in effect between The Netherlands and the country of residence of the recipient of the dividends.

     G. STATEMENT OF EXPERTS.

     Not applicable.

     H. DOCUMENTS ON DISPLAY.

     CNH files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. To obtain information on the operation of the Public Reference Room, the telephone number is 1-800-SEC-0330. Any SEC materials may also be read and copied at the SEC regional offices located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662.

     I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     CNH is exposed to market risk from changes in both foreign currency exchange rates and interest rates. CNH monitors its exposure to these risks, and manages the underlying economic exposures through the use of financial instruments such as forward contracts, currency options, interest rate swaps and forward rate agreements. CNH does not hold or issue derivative or other financial instruments for speculative or trading purposes. Fiat has executed, on CNH's behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 2000, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $113 million to which affiliates of Fiat were counterparties. CNH management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.

FOREIGN CURRENCY RISK MANAGEMENT

     CNH has significant international manufacturing operations. Foreign exchange risk exists to the extent that CNH has payment obligations or receipts denominated in currencies other than the functional currency of the various manufacturing operations. To manage these exposures, CNH identifies naturally offsetting positions and then purchases hedging instruments to protect the remaining net anticipated exposures. In addition, CNH hedges the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. For further information on CNH's foreign exchange rate risk management, see Note 15, "Financial Instruments," to the Consolidated Financial Statements of this report.

     CNH manufactures products and purchases raw materials from many locations around the world. CNH's cost base is well diversified over a number of European, Asia/Pacific, and Latin American currencies, as well as the U.S. dollar. The diversified cost base counterbalances some of the cash flow and earning impact of non-U.S. dollar revenues and minimize the effect of foreign exchange rate movements on consolidated earnings. Due to periodic mismatches in cash inflows and outflows, currencies that may have a possible impact on earnings are the Euro, Pound Sterling, Canadian Dollar, Australian Dollar, and Japanese Yen. The primary currencies for cash outflows were the Pound Sterling, Japanese Yen, and Euro. The primary currencies for cash inflows were the Canadian Dollar and Australian Dollar.

     CNH regularly monitors its currency exchange rate exposure, executes policy-defined hedging strategies and reviews the ongoing effectiveness of such strategies. At December 31, 2000, the notional amount of forward contracts and currency swaps was approximately $629 million. No purchase or sold options were held as of December 31, 2000. At December 31, 1999, the notional amount of forward contracts and currency swaps was approximately $774 million, purchased options was $26 million and of sold options was $11 million. The net potential loss in fair value of such financial instruments and foreign financial exposures (which includes intercompany loans to foreign subsidiaries and funding in non-local currency) resulting from a hypothetical 10% change in foreign currency exchange rates would be approximately $16 million and $22 million at December 31, 2000 and 1999, respectively.

     Management believes that the above movement in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The above sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the financial instruments are denominated. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. Further, this calculation does not include anticipated foreign currency cash flows related to the underlying business transactions.

INTEREST RATE RISK MANAGEMENT

     CNH is exposed to market risk from changes in interest rates. CNH monitors its exposure to this risk and manages the underlying exposure both through the matching of financial assets and liabilities and through the use of financial instruments, including swaps, caps, and forward rate agreements, for the net exposure. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of CNH's financial assets and liabilities. CNH does not hold or issue derivative or other financial instruments for speculative or trading purposes. For further information on CNH's interest rate risk management, see Note 15, "Financial Instruments," to the Consolidated Financial Statements of this report.

     CNH uses a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of its financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2000 and 1999, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $31 million and $20 million, respectively, based on the discounted values of their related cash flows.

     The above sensitivity analyses are based on the assumption of a 10% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category. As a result, CNH's inherent rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

COMMODITY PRICE RISK MANAGEMENT

     Commodity prices impact CNH's Equipment Operations' sales and Financial Services' originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on earnings, cash flows or fair values of the Financial Services' portfolio.

CHANGES IN MARKET RISK EXPOSURE AS COMPARED TO 1999

     CNH's exposure to interest rate, foreign currency and commodity price risk has not changed significantly from 1999.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On March 28, 2000, CNH amended the indenture governing Case's 7.25% Notes due 2016, Case's 7.25% Notes due 2005 and Case's 6.25% Notes due 2003 to provide for a full and unconditional guarantee by CNH of Case's obligations under this indenture. Approximately $288 million, $273 million and $291 million of these series of Notes, respectively, remained outstanding at December 31, 2000.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS:

                        CNH GLOBAL N.V. AND SUBSIDIARIES

                                                                PAGE
                                                                ----
Reports of independent public accountants...................     64
Consolidated statements of operations for the years ended
  December 31, 2000, 1999 and 1998..........................     67
Consolidated balance sheets as of December 31, 2000 and
  1999......................................................     68
Consolidated statements of cash flows for the years ended
  December 31, 2000, 1999 and 1998..........................     69
Consolidated statements of changes in shareholders' equity
  for the years ended December 31, 2000, 1999 and 1998......     70
Notes to financial statements...............................     71
INDEX TO SCHEDULES:
Schedule II  -- Valuation and qualifying accounts for the
  years ended December 31, 2000, 1999 and 1998..............    119
All other schedules are omitted because they are not
  applicable or the required information is shown in the
  financial statements or the notes thereto.

ITEM 19. EXHIBITS

     A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the accompanying consolidated balance sheet of CNH Global N.V. (a Netherlands Corporation) and its subsidiaries as of December 31, 2000, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These consolidated financial statements and the supplemental financial statements and supplemental schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements, the supplemental financial statements and supplemental schedule based on our audit. The financial statements of CNH Global N.V. as of December 31, 1999, were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNH Global N.V. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental financial statements of Equipment Operations and Financial Services are presented for the purposes of additional analysis and are not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole. Also, the supplemental schedule listed in the index to Item 18 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 14, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the accompanying consolidated balance sheets of CNH Global N.V. (formerly New Holland N.V.) and its subsidiaries as of December 31, 1999 and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 1999, all expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's wholly owned subsidiary, Case Corporation, which was acquired on November 12, 1999, which statements reflect total assets of U.S. $11,613 million at December 31, 1999, and net sales and revenues of U.S. $684 million for the period from date of acquisition through December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Case Corporation, is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

     Our audits, and the audit of the other auditors, were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental financial information for the financial position and results of operations of the Equipment Operations and Financial Services businesses of CNH Global N.V. is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, based on our audits and the report of the other auditors, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole. Also, the schedule listed in the index to Item 18 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based on our audits and the report of the other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS N.V.

Amsterdam, The Netherlands
February 1, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the consolidated balance sheet of Case Corporation (a Delaware Corporation and wholly owned subsidiary of CNH Global N.V.) and subsidiaries as of December 31, 1999, and the related statements of income, shareholders' investment and cash flows for the period November 12, 1999 to December 31, 1999. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Case Corporation and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the period November 12, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental financial statements of Equipment Operations and Financial Services are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 24, 2000

                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                          CONSOLIDATED            EQUIPMENT OPERATIONS     FINANCIAL SERVICES
                                                    -------------------------   ------------------------   ------------------
                                                     2000      1999     1998     2000     1999     1998    2000   1999   1998
                                                    -------   ------   ------   ------   ------   ------   ----   ----   ----
REVENUES:
  Net sales.......................................  $ 9,337   $5,949   $5,474   $9,337   $5,949   $5,474   $ --   $ --   $ --
  Finance and interest income.....................      677      324      223       68       17       --    772    412    361
                                                    -------   ------   ------   ------   ------   ------   ----   ----   ----
                                                     10,014    6,273    5,697    9,405    5,966    5,474    772    412    361
COSTS AND EXPENSES:
  Cost of goods sold..............................    7,820    4,884    4,348    7,820    4,884    4,348     --     --     --
  Selling, general and administrative.............    1,250      726      585    1,007      657      536    247     69     49
  Research, development and engineering...........      338      196      152      338      196      152     --     --     --
  Restructuring and other merger related costs....      157       19       40      157       19       40     --     --     --
  Interest expense................................      793      266      162      542      154       79    410    217    221
  Other, net......................................      186      (16)      11      100      (29)      10     86     13      1
                                                    -------   ------   ------   ------   ------   ------   ----   ----   ----
                                                     10,544    6,075    5,298    9,964    5,881    5,165    743    299    271
EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES
  AND AFFILIATES:
  Financial Services..............................        2       --       --       26       72       60      2     --     --
  Equipment Operations............................        4        9       14        4        9       14     --     --     --
                                                    -------   ------   ------   ------   ------   ------   ----   ----   ----
Income (loss) before taxes and minority
  interest........................................     (524)     207      413     (529)     166      383     31    113     90
Income tax provision (benefit)....................     (153)      55      148     (159)      14      118      6     41     30
Minority interest.................................       10        4        7       11        4        7     (1)    --     --
                                                    -------   ------   ------   ------   ------   ------   ----   ----   ----
Net income (loss).................................  $  (381)  $  148   $  258   $ (381)  $  148   $  258   $ 26   $ 72   $ 60
                                                    =======   ======   ======   ======   ======   ======   ====   ====   ====
PER SHARE DATA:
Basic earnings (loss) per share...................  $ (1.79)  $ 0.99   $ 1.73
                                                    =======   ======   ======
Diluted earnings (loss) per share.................  $ (1.79)  $ 0.97   $ 1.73
                                                    =======   ======   ======

  The accompanying notes to financial statements are an integral part of these
                           Statements of Operations.
   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999
                (IN MILLIONS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                                               EQUIPMENT          FINANCIAL
                                                         CONSOLIDATED         OPERATIONS          SERVICES
                                                       -----------------   -----------------   ---------------
                                                        2000      1999      2000      1999      2000     1999
                                                       -------   -------   -------   -------   ------   ------
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................  $   886   $   466   $   593   $   387   $  293   $   79
  Accounts and notes receivable......................    3,637     4,136     2,167     2,216    2,347    2,061
  Inventories........................................    2,374     2,422     2,374     2,422       --       --
  Deferred income taxes..............................      436       442       398       424       38       18
  Prepayments and other..............................      242       304        79       238      219      104
                                                       -------   -------   -------   -------   ------   ------
    TOTAL CURRENT ASSETS.............................    7,575     7,770     5,611     5,687    2,897    2,262
                                                       -------   -------   -------   -------   ------   ------
Long-Term Receivables................................    2,513     3,037       238       330    2,275    2,707
Property, Plant and Equipment, net...................    1,474     1,875     1,455     1,867       19        8
OTHER ASSETS:
  Investments in unconsolidated subsidiaries and
    affiliates.......................................      282       328       258       305       24       23
  Investment in Financial Services...................       --        --     1,122     1,080       --       --
  Equipment on operating leases, net.................      643       557        --        --      643      557
  Goodwill and intangibles...........................    3,817     3,495     3,669     3,338      148      157
  Other..............................................    1,273       616       884       321      394      295
                                                       -------   -------   -------   -------   ------   ------
    TOTAL OTHER ASSETS...............................    6,015     4,996     5,933     5,044    1,209    1,032
                                                       -------   -------   -------   -------   ------   ------
    TOTAL............................................  $17,577   $17,678   $13,237   $12,928   $6,400   $6,009
                                                       =======   =======   =======   =======   ======   ======
               LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt...............  $ 1,649   $   130   $   124   $    25   $1,525   $  105
  Short-term debt....................................    4,186     4,953     2,724     3,879    2,233    1,160
  Accounts payable...................................    1,256     1,362     1,221     1,373       97       28
  Restructuring liability............................      251       102       250       102        1       --
  Other accrued liabilities..........................    1,868     1,690     1,694     1,613      264      117
                                                       -------   -------   -------   -------   ------   ------
    TOTAL CURRENT LIABILITIES........................    9,210     8,237     6,013     6,992    4,120    1,410
                                                       -------   -------   -------   -------   ------   ------
Long-Term Debt.......................................    3,890     4,428     2,942     1,073      962    3,369
OTHER LIABILITIES:
  Pension, postretirement and postemployment
    benefits.........................................      973     1,079       961     1,066       13       13
  Advance to capital.................................       --     1,400        --     1,400       --       --
  Other..............................................      916       754       734       618      182      136
                                                       -------   -------   -------   -------   ------   ------
    TOTAL OTHER LIABILITIES..........................    1,889     3,233     1,695     3,084      195      149
                                                       -------   -------   -------   -------   ------   ------
Commitments and Contingencies (Note 18)..............
Minority Interest....................................       74        70        73        69        1        1
SHAREHOLDERS' EQUITY:
  Common Shares, Euro 0.45 par value; authorized
    444,444,460 shares, issued 277,683,830 shares in
    2000 and 149,660,000 shares in 1999..............      143        88       143        88       37       12
  Paid-in capital....................................    2,991     1,645     2,991     1,645      856      856
  Treasury stock, 508,332 shares in 2000 and 0 shares
    in 1999, at cost.................................       (6)       --        (6)       --       --       --
  Retained earnings (deficit)........................     (213)      250      (213)      250      238      212
  Accumulated other comprehensive income (loss)......     (399)     (265)     (399)     (265)      (9)      --
  Unearned compensation on restricted shares.........       (2)       (8)       (2)       (8)      --       --
                                                       -------   -------   -------   -------   ------   ------
    TOTAL SHAREHOLDERS' EQUITY.......................    2,514     1,710     2,514     1,710    1,122    1,080
                                                       -------   -------   -------   -------   ------   ------
    TOTAL............................................  $17,577   $17,678   $13,237   $12,928   $6,400   $6,009
                                                       =======   =======   =======   =======   ======   ======

  The accompanying notes to financial statements are an integral part of these
                                Balance Sheets.
   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                         (IN MILLIONS OF U.S. DOLLARS)

                                                  CONSOLIDATED             EQUIPMENT OPERATIONS         FINANCIAL SERVICES
                                           ---------------------------   -------------------------   -------------------------
                                            2000      1999      1998      2000      1999     1998     2000     1999     1998
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
OPERATING ACTIVITIES:
  Net income (loss)......................  $  (381)  $   148   $   258   $  (381)  $   148   $ 258   $    26   $  72   $    60
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operating activities:
    Depreciation and amortization........      429       183       132       336       160     126        93      23         6
    Deferred income tax expense
      (benefit)..........................     (229)       45        43      (196)       31      45       (33)     14        (2)
    (Gain) loss on disposal of fixed
      assets.............................       (6)       (5)       (2)       (8)       (7)     (2)        2       2        --
    Undistributed earnings of
      unconsolidated subsidiaries........       (6)       (9)      (14)      (30)      (81)    (74)       (2)     --        --
    Changes in operating assets and
      liabilities:
      (Increase) decrease in
        receivables......................    1,033       615      (342)      128       (86)    (68)      169     585      (252)
      (Increase) decrease in
        inventories......................       36       256       (61)       36       256     (61)       --      --        --
      (Increase) decrease in prepayments
        and other current assets.........       57      (185)      (45)      154      (135)    (39)     (115)    (67)      (19)
      (Increase) decrease in other
        assets...........................      (66)     (441)       --        15      (147)     --       (99)   (150)       --
      Increase (decrease) in payables....      (80)       27      (104)     (124)       99    (105)       67       5        (1)
      Increase (decrease) in other
        accrued liabilities..............      135       (45)      (34)       38      (104)    (16)      160      84       (25)
      Increase (decrease) in other
        liabilities......................      (10)      555        --       (56)      419      --        46     136        --
  Other, net.............................     (104)      (59)        6      (103)     (176)      6        --       4        --
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES.............................      808     1,085      (163)     (191)      377      70       314     708      (233)
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
INVESTING ACTIVITIES:
  Acquisitions and investments, net of
    cash acquired........................      (58)   (4,394)      (73)      (84)   (4,442)    (73)        1      36        --
  Proceeds from sale of businesses and
    assets...............................      170        86        13       157        83      12        13       3         1
  Expenditures for property, plant and
    equipment............................     (228)     (210)     (150)     (213)     (209)   (149)      (15)     (1)       (1)
  Expenditures for equipment on operating
    leases...............................     (180)      (63)      (18)       --        --      --      (180)    (63)      (18)
  Other, net.............................       --        29        (3)       --        30      (5)       --      (1)        2
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES.............................     (296)   (4,552)     (231)     (140)   (4,538)   (215)     (181)    (26)      (16)
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term
    debt.................................    1,531       268       288     1,967        61      52        45     207       236
  Payment of long-term debt..............     (566)     (112)     (108)      (32)      (59)    (18)   (1,015)    (53)      (90)
  Net increase (decrease) in short-term
    revolving credit facilities..........     (841)    1,945       143    (1,191)    2,803     (21)    1,035    (858)      164
  Capital contributions..................       --        --        --        --        --      --        25      12        --
  Advance to capital.....................       --     1,400        --        --     1,400      --        --      --        --
  Dividends paid.........................      (82)      (82)      (82)      (82)      (82)    (82)       --      --        --
  Other, net.............................      (84)      (92)       --       (79)      (92)     --        (5)     --        --
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES.............................      (42)    3,327       241       583     4,031     (69)       85    (692)      310
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
Effect of foreign exchange rate changes
  on cash and cash equivalents...........      (50)      (71)        5       (46)      (71)      1        (4)     --         4
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS............................      420      (211)     (148)      206      (201)   (213)      214     (10)       65
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR...................................      466       677       825       387       588     801        79      89        24
                                           -------   -------   -------   -------   -------   -----   -------   -----   -------
CASH AND CASH EQUIVALENTS, END OF YEAR...  $   886   $   466   $   677   $   593   $   387   $ 588   $   293   $  79   $    89
                                           =======   =======   =======   =======   =======   =====   =======   =====   =======

  The accompanying notes to financial statements are an integral part of these
                           Statements of Cash Flows.
   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                         (IN MILLIONS OF U.S. DOLLARS)

                                                                                        ACCUMULATED
                                                           UNEARNED                        OTHER
                                                         COMPENSATION     RETAINED     COMPREHENSIVE             COMPREHENSIVE
                           COMMON   PAID-IN   TREASURY   ON RESTRICTED    EARNINGS        INCOME                    INCOME
                           SHARES   CAPITAL    STOCK        SHARES        (DEFICIT)       (LOSS)       TOTAL        (LOSS)
                           ------   -------   --------   -------------   -----------   -------------   ------    -------------
BALANCE, DECEMBER 31,
  1997                      $ 88    $1,637      $ --         $ --           $   8          $(112)      $1,621
Comprehensive income:
  Net income.............     --        --        --           --             258             --          258        $ 258
  Translation
    adjustment...........     --        --        --           --              --              9            9            9
  Pension liability
    adjustment...........     --        --        --           --              --            (22)         (22)         (22)
                                                                                                                     -----
      Total..............                                                                                            $ 245
                                                                                                                     =====
Dividends declared.......     --        --        --           --             (82)            --          (82)
                            ----    ------      ----         ----           -----          -----       ------
BALANCE, DECEMBER 31,
  1998...................     88     1,637        --           --             184           (125)       1,784
Comprehensive income:
  Net income.............     --        --        --           --             148             --          148        $ 148
  Translation
    adjustment...........     --        --        --           --              --           (162)        (162)        (162)
  Pension liability
    adjustment...........     --        --        --           --              --             22           22           22
                                                                                                                     -----
      Total..............                                                                                            $   8
                                                                                                                     =====
Dividends declared.......     --        --        --           --             (82)            --          (82)
Issuance of restricted
  shares.................     --         8        --           (8)             --             --           --
                            ----    ------      ----         ----           -----          -----       ------
BALANCE, DECEMBER 31,
  1999...................     88     1,645        --           (8)            250           (265)       1,710
Comprehensive income:
  Net income (loss)......     --        --        --           --            (381)            --         (381)       $(381)
  Translation
    adjustment...........     --        --        --           --              --           (133)        (133)        (133)
  Pension liability
    adjustment...........     --        --        --           --              --             (1)          (1)          (1)
                                                                                                                     -----
      Total..............                                                                                            $(515)
                                                                                                                     =====
Dividends declared.......     --        --        --           --             (82)            --          (82)
Capital contributions on
  stock issuance.........     55     1,345        --           --              --             --        1,400
Recognition of
  compensation on
  restricted stock.......     --        --        --            1              --             --            1
Issuance of restricted
  shares, net of
  forfeitures............     --         1        (6)           5              --             --           --
                            ----    ------      ----         ----           -----          -----       ------
BALANCE, DECEMBER 31,
  2000...................   $143    $2,991      $ (6)        $ (2)          $(213)         $(399)      $2,514
                            ====    ======      ====         ====           =====          =====       ======

  The accompanying notes to financial statements are an integral part of these
                 Statements of Changes in Shareholders' Equity.

                                CNH GLOBAL N.V.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

     CNH Global N.V. ("CNH"), formerly New Holland N.V., is incorporated in The Netherlands under Dutch law. CNH's equipment operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH's financial services business offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers and equipment rental yards.

     On November 12, 1999 ("the merger date"), New Holland N.V. ("New Holland") acquired Case Corporation ("Case") by merging a wholly owned subsidiary of New Holland with and into Case ("the merger"). As a result of the merger, Case as the surviving company, became a wholly owned subsidiary of New Holland. Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. Reference is made to Note 3, "Acquisitions and Divestitures of Businesses and Investments," for further information regarding the acquisition of Case.

     CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. ("Fiat"), a company organized under the laws of Italy, which owned approximately 84.5% of the outstanding shares of CNH at December 31, 2000.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements present the operating results, financial position and cash flows of CNH as of and for the year ended December 31, 2000. The comparability of CNH's operating results for the year ended December 31, 2000, with the respective prior year data, is significantly affected by the full year impact of (1) the inclusion of Case's results of operations; (2) the incremental financing and other costs related to the merger;
(3) the amortization of fair value adjustments to the Case assets acquired and liabilities assumed; and (4) the amortization of goodwill. The comparability of CNH's operating results for the year ended December 31, 1999, with the respective prior year data, is significantly affected by (1) the year-end 1998 acquisition of Orenstein & Koppel Aktiengesellschaft ("O&K"); (2) the inclusion of Case's results of operations from the merger date; (3) the impact of incremental financing and other costs related to the merger; (4) the amortization of fair value adjustments to the Case assets acquired and liabilities assumed; and (5) the amortization of goodwill. Reference is made to
Note 3, "Acquisitions and Divestitures of Businesses and Investments" for further information regarding the acquisition of Case.

  Principles of Consolidation and Presentation

     CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States or U.S. GAAP. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. dollars. The financial statements include the accounts of CNH's majority-owned subsidiaries, except where control is expected to be temporary, and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH's equipment operations and financial services operations as follows:

     Equipment Operations - The financial information captioned "Equipment Operations" reflects the consolidation of all majority-owned subsidiaries except for CNH's financial services business. CNH's financial

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

services business has been included using the equity method of accounting whereby the net income and net assets of CNH's financial services business are reflected, respectively, in "Equity in income of unconsolidated subsidiaries and affiliates -- Financial Services" in the accompanying statements of operations, and in "Investment in Financial Services" in the accompanying balance sheets.

     Financial Services - The financial information captioned "Financial Services" reflects the consolidation of CNH's credit operations.

     All significant intercompany transactions, including activity within and between "Equipment Operations" and "Financial Services," have been eliminated in deriving the consolidated financial data.

     Investments in unconsolidated subsidiaries and affiliates that are at least 20% owned, or where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH's proportionate share of the entity's respective profits or losses, and decreased by amortization of any related goodwill. Dividends received from these entities reduce the carrying value of the investments. Investments wherein CNH owns less than 20% and where CNH does not exercise significant influence are stated at lower of cost or net realizable value.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Revenue Recognition

     Sales to dealers are recorded at the time of shipment to those dealers. In accordance with standard dealer terms, all shipments are final and irrevocable, with the risks and rewards of ownership passing to the dealer at the time of shipment. CNH grants certain sales incentives to stimulate sales of CNH products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at net sales at the time of sale to the dealer.

     To facilitate the sale of its products, CNH offers wholesale financing to many of its dealers. Under terms of most dealer agreements, wholesale notes receivable are generally interest free for periods up to twelve months, after which interest is based on market rates. During these interest-free periods, CNH bears the cost of financing, and such costs are provided for at the time of sale.

     Financial Services records earned finance charges (interest income) on retail and other notes receivables and finance leases using the effective interest method.

  Modification Programs and Warranty Costs

     The costs of major programs to modify products in the customer's possession are accrued when these costs can be identified and quantified. Normal warranty costs are recorded at the time of sale.

  Advertising

     CNH expenses advertising costs as incurred. Advertising expense totaled $96 million, $51 million and $48 million, for the years ended December 31, 2000, 1999 and 1998, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Research and Development

     Research and development costs are expensed as incurred.

  Foreign Currency Translation

     CNH's non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency, except for those operating in hyperinflationary economies. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in "Accumulated other comprehensive income (loss)" in the accompanying balance sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income (loss) in the period during which they arise. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies for which both translation adjustments and gains and losses on foreign currency transactions are included in the determination of net income (loss) in the period during which they arise.

     The Brazilian Real was significantly devalued against the U.S. dollar during the first quarter of 1999. As a result of its unhedged foreign exchange exposure in its Brazilian companies, CNH recorded a net exchange loss of approximately $15 million. Also in the first quarter of 1999, CNH reorganized its corporate activities for tax and treasury planning purposes and transferred U.S. dollar deposits to a foreign subsidiary with Euro functional currency. As a result of the translation of the monetary asset described above during this period, an exchange gain of approximately $30 million was recognized. The aforementioned net foreign exchange gains and losses are reflected in "Other, net" in the accompanying statements of operations.

  Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities", which has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of SFAS No. 133, an amendment of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and will be applied to:
(a) derivative instruments; and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1998. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     The Company adopted SFAS No. 133 on January 1, 2001. SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income (loss) or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board No. 20, "Accounting Changes". To the extent that these amounts are recorded in other comprehensive income, they will be reversed into earnings in the period in which the hedged transaction occurs. Adoption of this accounting standard resulted in cumulative net of tax reductions in other comprehensive income of approximately $9 million as of January 1, 2001 and had no material impact on net income
(loss). The adoption also resulted in an increase to assets and liabilities recorded on the balance sheet of approximately $9 million and $18 million respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- A Replacement of FASB Statement No. 125". SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The Company adopted the disclosure provisions related to the securitization of financial assets on December 31, 2000. All transactions entered into after March 31, 2001 will be accounted for in accordance with this standard. This adoption is not expected to have a material impact on the Company.

  Cash and Cash Equivalents

     Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. Cash equivalents also include amounts deposited with affiliates, principally Fiat and its affiliates, which are repayable to CNH upon one day's notice. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

  Receivables

     Receivables are recorded at face value, net of allowances for doubtful accounts.

  Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made for obsolete and slow-moving inventories.

  Equipment on Operating Leases

     Financial Services purchases equipment that is leased to retail customers under operating leases from dealers. Income from operating leases is recognized over the term of the lease. Financial Services' investment in operating leases is based on estimated residual values of the leased equipment, which are calculated at the lease inception date. Realization of the residual values is dependent on Financial Services' future ability to market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which impact the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable. Each of these assets is depreciated on a straight-line basis over a period of time consistent with the term of the lease. Expenditures for maintenance and repairs are the responsibility of the lessee.

  Goodwill and Intangibles

     Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Goodwill is amortized on a straight-line basis over 10 to 30 years. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying balance sheets, and the related amortization is charged to "Equity in income of unconsolidated subsidiaries and affiliates" in the accompanying statements of operations. CNH continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, CNH uses an estimate of the undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2000 and 1999, goodwill totaled $3,183 million and $2,723 million, respectively, while accumulated amortization of goodwill was $215 million and $109 million at those respective dates. Amortization expense totaled $106 million, $20 million and $10 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Negative goodwill represents the excess of the fair value of the tangible and identifiable intangible assets purchased, with the fair value of non-current assets having been reduced to zero, over the purchase price paid plus liabilities assumed. Negative goodwill is being amortized on a straight-line basis over approximately 3 years. At December 31, 2000 and 1999, negative goodwill, net of accumulated amortization, totaled $38 million and $72 million, respectively.

     Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents, and are being amortized on a straight-line basis over 5 to 30 years. At December 31, 2000 and 1999, intangibles, net of accumulated amortization, totaled $849 million and $881 million, respectively. Amortization expense totaled $36 million, $6 million and $7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Reference is made to Note 3, "Acquisitions and Divestitures of Businesses and Investments," for further information regarding goodwill and intangibles.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost, less accumulated depreciation. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

Buildings and improvements........................  10 - 40 years
Plant and machinery...............................   5 - 16 years
Other equipment...................................   3 - 10 years

     CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2000, 1999 and 1998 is not significant in relation to the consolidated financial results.

     CNH assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.

  Software Developed for Internal Use

     CNH defines internal-use software as software acquired or internally developed or modified solely to meet the internal needs of CNH. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage, assessment of technological feasibility and upon management's authorization and commitment to fund the software project. Capitalization ceases at the point at which the computer software project is substantially complete and the software is ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. The capitalized costs of software acquired or developed for internal use are amortized on a straight-line basis over the useful life of the software, generally not exceeding 5 years.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     CNH follows an asset and liability approach for financial accounting and reporting for income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be realized.

  Retirement Programs

     CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing pension and other postretirement benefits is based upon actuarial valuations and is charged to income during the period of the employees' service. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required.

  Derivatives

     CNH utilizes derivative financial instruments, including interest rate swaps, interest rate caps, treasury rate locks and foreign exchange contracts to manage its exposure to interest rate and foreign currency exchange rate risks. CNH does not hold or issue financial instruments for trading purposes.

     Net interest to be paid or received under interest rate hedges is accrued and recognized as an adjustment to interest expense. The costs of interest rate hedges, as well as gains or losses on terminated interest rate swap and cap agreements, are deferred and charged to interest expense over the shorter term of the remaining contractual life of the agreement or the remaining term of the underlying debt.

     Foreign exchange contracts, which effectively meet risk reduction and correlation criteria, are accounted for using hedge accounting. Under this method, gains and losses are recognized in income and offset the foreign exchange gains and losses on the related transactions. Contracts that do not meet the risk reduction and correlation criteria are recorded at fair value with the unrealized gain or loss included in "Other, net" in the accompanying statements of operations. If a foreign exchange contract hedging a net investment in a foreign subsidiary is terminated, the gain or loss is recognized in other comprehensive income, net of tax, consistent with the accounting treatment of the hedged item. If a transactional hedge is terminated, the gain or loss is recognized in income.

     Reference is made to Note 15, "Financial Instruments," for further information regarding CNH's use of derivative financial instruments.

  Restructuring

     CNH records restructuring liabilities at the time management approves and commits CNH to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The restructuring liability includes those restructuring costs that (1) can be reasonably estimated, (2) are not associated with or do not benefit activities that will be continued, and (3) are not associated with or are not incurred to generate revenues after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and (1) are incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

benefit to the enterprise or reflect a penalty to cancel a contractual obligation. Reference is made to Note 4, "Restructuring," for further information regarding CNH's restructuring programs.

NOTE 3: ACQUISITIONS AND DIVESTITURES OF BUSINESSES AND INVESTMENTS

Acquisitions

  Flexi-Coil Ltd.

     On January 4, 2000, CNH completed the acquisition of the remaining 61% ownership interests in Flexi-Coil Ltd. Prior to that date, CNH had maintained a 39% ownership interest in Flexi-Coil Ltd. The purchase price for the additional 61% ownership interest was C$74 million. The acquisition was accounted for as a step purchase and, accordingly, the accompanying consolidated financial statements included the results of operations of Flexi-Coil Ltd. from the acquisition date. The total purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and identifiable intangible assets purchased by C$122 million. The goodwill associated with the acquisition of Flexi-Coil Ltd. is being amortized on a straight-line basis over 30 years.

  China Joint Venture

     On September 29, 1999, CNH's joint venture in China, Harbin New Holland Beidahuang Tractor Ltd., received its business license from Heilongjiant State Administration for Industry and Commerce of the People's Republic of China. The license grants the joint venture full permission to begin operations and conduct business in the People's Republic of China. New Holland owns approximately 70% of the joint venture.

  Case

     On November 12, 1999, New Holland acquired Case for $4.6 billion in cash, including related costs and expenses, pursuant to an agreement and plan of merger dated as of May 15, 1999, by and among Case, New Holland, the merging subsidiary and Fiat. As a result of the merger, Case as the surviving company, became a wholly owned subsidiary of New Holland. Effective with the closing of the merger, New Holland changed its name to CNH. CNH financed the merger with total borrowings of $3.0 billion under short-term credit facilities, an advance to capital of $1.4 billion from New Holland Holdings N.V. and available cash of $200 million. Reference is made to Note 11, "Principal Shareholder's Advance to Capital."

     The merger was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of Case as of the merger date. Case engages in two types of operations. Case's equipment operations manufacture, market and distribute a full line of agricultural equipment and light- to medium-sized construction equipment on a worldwide basis. Case's financial services business provides financing for retail installment sales contracts and leases, commercial lending within the equipment industry, multiple lines of insurance products and offers a private-label credit card.

     The total purchase price of $4.6 billion was allocated to the assets and liabilities of Case based upon their respective fair values, including identifiable intangibles consisting of acquired trademarks, dealer networks, product drawings and patents, with the remainder allocated to goodwill. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and identifiable intangible assets purchased by $2,400 million, on a preliminary basis. During 2000, CNH finalized its purchase accounting for the Case acquisition resulting in additional goodwill of $376 million. The additional goodwill resulted primarily from additional restructuring liabilities related to the Case business and fair value adjustments to property, plant and equipment. The goodwill associated with Case's equipment operations of $2,647 million and Case's

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

financial services business of $129 million is being amortized on a straight-line basis over 30 and 20 years, respectively. The fair value adjustments to Case's historical balance sheet were as follows (in millions):

                                                               PURCHASE
                                                                PRICE
                                                              ALLOCATION
                                                              ----------
Net assets at historical cost*..............................    $2,057
Fair value adjustments:
  Identifiable intangibles..................................       817
  Property, plant and equipment.............................       (52)
  Inventory.................................................        39
  Elimination of historical goodwill........................      (292)
  Deferred income taxes.....................................      (100)
  Pension, postretirement and postemployment benefits.......      (167)
  Restructuring liability related to the Case business......      (315)
  Accounts and notes receivable.............................       (29)
  Other, net................................................      (134)
                                                                ------
                                                                 1,824
Goodwill....................................................     2,776
                                                                ------
     Total..................................................    $4,600
                                                                ======

         ---------------------
         * Includes liabilities assumed of $6,622 million.

     CNH has prepared the following unaudited pro forma statements of operations to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of the beginning of each of the periods presented. The pro forma data reflects the impact of the preliminary fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense related to the merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional amortization of the fair value adjustments for acquired receivables and inventories, identifiable intangibles and goodwill. The pro forma data does not include the impact of the final purchase accounting adjustments recorded during 2000. The impact of the final purchase accounting adjustments on the pro forma statements of operations is considered to be nominal.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                CNH GLOBAL N.V.
                       PRO FORMA STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                            CONSOLIDATED
                                                          ----------------
                                                           1999     1998
                                                          ------   -------
Revenues:
  Net sales.............................................  $9,929   $11,212
  Finance and interest income...........................     744       648
                                                          ------   -------
                                                          10,673    11,860

Costs and Expenses:
  Cost of goods sold....................................   8,320     9,088
  Selling, general and administrative...................   1,315     1,242
  Research, development and engineering.................     357       376
  Restructuring and other merger related costs..........      19       172
  Interest expense......................................     794       718
  Other, net............................................     150       183
                                                          ------   -------
                                                          10,955    11,779

Equity in income of unconsolidated subsidiaries and
  affiliates............................................       1         9
                                                          ------   -------
Income (loss) before taxes and minority interest........    (281)       90
Income tax provision (benefit)..........................     (97)       44
Minority interest.......................................       4         5
                                                          ------   -------
Net income (loss).......................................  $ (188)  $    41
                                                          ======   =======
Per share data:
  Basic earnings (loss) per share.......................  $(1.26)  $  0.28
                                                          ======   =======
  Diluted earnings (loss) per share.....................  $(1.26)  $  0.28
                                                          ======   =======

     CNH has presented this unaudited pro forma financial data for illustrative purposes only. This pro forma data is not necessarily indicative of (1) the results of operations that would have occurred had the transaction been effective as of the beginning of each of the years presented, or (2) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies or cost savings that may occur as a result of the merger.

     The pro forma financial data does not include the impact of any regulatory divestitures as required by the European Commission or the U.S. Department of Justice pursuant to the merger. In the opinion of management, these divestiture actions are not material to the overall pro forma results of operations of CNH.

Divestitures

     In May 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes a plant in Breganze, Italy, and the Laverda line of non-hillside combines that are produced there.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In May 2000, CNH completed the sale of its large square balers assembled in Nuestadt, Germany to Landini S.p.A.

     In May 2000, CNH completed the sale of its interest in Hay and Forage Industries to AGCO Corporation.

     In July 2000, CNH completed the sale of its New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries Inc.

     In December 2000, CNH completed the divestiture of its Fermec Holdings Limited construction equipment business to Terex Corporation. Terex acquired the Manchester, England, plant, and the Fermec loader/backhoe and industrial tractor product lines.

     During 2000, CNH entered into an OEM agreement with Lindner whereby CNH would build Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by Lindner.

NOTE 4: RESTRUCTURING

  1998 Restructuring Program

     In 1998, CNH reviewed its manufacturing, selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in response to current economic and market conditions. As a result, CNH announced a pretax restructuring charge of $40 million for severance and other costs related to headcount reductions. CNH refers to these actions as the 1998 Restructuring Program. The 1998 Restructuring Program included termination costs to eliminate approximately 420 salaried and 600 hourly positions. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In connection with the 1998 acquisition of O&K, CNH recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

     In 1999, CNH also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 Restructuring Program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan. In 1999 CNH expended $52 million for severance costs as contemplated under its restructuring programs. In 1999, CNH reversed $26 million of purchase accounting reserves, as CNH was unable to complete the required actions within one year of the O&K acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

     In 2000, CNH expended $12 million for severance and other employee costs as contemplated under the 1998 Restructuring Program. The 1998 Restructuring Program is complete and there are no other actions expected under this program.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables set forth the CNH activities for the years ended December 31, 1998, 1999 and 2000 under the 1998 Restructuring Program (in millions):

                                                                       1998 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1997        ADDITIONS    UTILIZED*    ESTIMATES         1998
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $18            $67         $(14)         $--            $71
Cost related to closing/selling/downsizing
  existing facilities.....................       --              2           (2)          --             --
                                                ---            ---         ----          ---            ---
       Total restructuring................      $18            $69         $(16)         $--            $71
                                                ===            ===         ====          ===            ===

                                                                       1999 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1998        ADDITIONS    UTILIZED*    ESTIMATES         1999
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $71           $ 19         $(52)         $(26)          $ 12
Cost related to closing/selling/downsizing
  existing facilities.....................       --             --           --            --             --
                                                ---           ----         ----          ----           ----
       Total restructuring................      $71           $ 19         $(52)         $(26)          $ 12
                                                ===           ====         ====          ====           ====

                                                                       2000 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1999        ADDITIONS    UTILIZED*    ESTIMATES         2000
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $12           $ --         $(12)         $ --           $ --
Cost related to closing/selling/downsizing
  existing facilities.....................       --             --           --            --             --
                                                ---           ----         ----          ----           ----
       Total restructuring................      $12           $ --         $(12)         $ --           $ --
                                                ===           ====         ====          ====           ====

------------
* Includes currency translation.

  CNH Merger Integration Plan

     As part of its merger integration, CNH has evaluated the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, CNH expects to significantly reduce its worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions.

     The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case that qualify for purchase accounting treatment. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan that qualify for the establishment of restructuring reserves.

  Case Purchase Accounting Restructuring Program

     As of December 31, 1999, CNH had recorded $90 million in merger-related restructuring reserves for

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

severance and other costs associated with identified headcount reductions as part of CNH's initial plan to integrate the Case operations. These costs were recorded in conjunction with the preliminary allocation of the Case purchase price. During 2000, CNH recorded an additional $225 million in merger integration restructuring reserves related to Case's operations, net of changes in estimates. These costs were recorded in conjunction with the finalization of the Case Purchase Accounting Restructuring Program. The additional merger integration restructuring reserves primarily relate to severance and other employee-related costs and costs related to closing, selling, and downsizing existing facilities.

     The severance and other employee-related costs reserved for in 2000 amounted to $78 million and relate to severance costs required to reduce the remainder of the approximately 2,700 Case employees identified in the CNH Merger Integration Plan. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments. As of December 31, 2000, CNH had terminated approximately 2,200 Case employees related to the Case Purchase Accounting Restructuring Program.

     The costs related to closing, selling, and downsizing existing facilities, primarily relate to the following actions of the Case Purchase Accounting Restructuring Program:

     - Sale of Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled and its related component manufacturing plant in St. Dizier, France;

     - Sale of Case's large square balers product line which is assembled in Neustadt, Germany;

     - Sale of Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;

     - Sale of Case's ownership interest in Hay & Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements;

     - Closure of Case's Concord plant in Fargo, North Dakota, which produces air seeders;

     -  Closure of Case's manufacturing plant in Sorocaba, Brazil;

     -  Sale of Case's Carr Hill Works, Doncaster, England, components facility;

     -  Sale of Case's Racine, Wisconsin, foundry;

     -  Closure of Case's Racine, Wisconsin, tractor manufacturing facility; and

     - Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to Case's operations.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the CNH activities for the years ended December 31, 1999 and 2000 under the Case Purchase Accounting Restructuring Program (in millions):

                                                                       1999 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1998        ADDITIONS    UTILIZED*    ESTIMATES         1999
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $ --          $ 90         $  --        $  --           $ 90
                                                ----          ----         -----        -----           ----
       Total restructuring................      $ --          $ 90         $  --        $  --           $ 90
                                                ====          ====         =====        =====           ====

                                                                       2000 ACTIVITY
                                           ---------------------------------------------------------------------
                                            BALANCE AT                                               BALANCE AT
                                           DECEMBER 31,                  RESERVES     CHANGES IN    DECEMBER 31,
                                               1999        ADDITIONS    UTILIZED *    ESTIMATES         2000
                                           ------------    ---------    ----------    ----------    ------------
Severance and other employee-related
  costs..................................      $ 90          $ 78         $ (61)        $ (39)          $ 68
Cost related to
  closing/selling/downsizing existing
  facilities.............................        --           185           (72)           --            113
Other costs..............................        --             1            --            --              1
                                               ----          ----         -----         -----           ----
       Total restructuring...............      $ 90          $264         $(133)        $ (39)          $182
                                               ====          ====         =====         =====           ====

------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the Case Purchase Accounting Restructuring Program reserve balance of $182 million at December 31, 2000, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2001. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. CNH expects to fund the cash requirements of the Case Purchase Accounting Restructuring Program with cash flows from operations and additional borrowings under CNH's credit facilities.

  CNH Merger Integration Program

     During 2000, CNH recorded $157 million in restructuring and other merger related costs related to the CNH Merger Integration Program, which did not qualify for purchase accounting treatment. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs.

     The severance and other employee-related costs reserved for in 2000 amounted to $43 million and relate to severance costs required to reduce CNH headcount by approximately 3,500 employees as identified in the CNH Merger Integration Plan. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments. As of December 31, 2000, CNH had terminated approximately 1,500 CNH employees related to the CNH Merger Integration Program.

     The writedown of assets, loss on the sale of assets and businesses, and costs related to closing, selling, and downsizing existing facilities, primarily relate to the following actions of the CNH Merger Integration

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Program:

     - Sale of CNH's New Holland Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy facility in which they are made;

     - Sale of CNH's New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made;

     -  Closure of CNH's administrative offices in Brentford, United Kingdom;
        and

     - Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH's operations.

     The other merger related costs of $28 million relate to incremental costs incurred by CNH in conjunction with the merger integration activities at CNH. These costs are classified as "Restructuring and other merger related costs" on the consolidated statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses.

     The following table sets forth the CNH activities for the year ended December 31, 2000 under the CNH Merger Integration Program (in millions):

                                                                       2000 ACTIVITY
                                           ---------------------------------------------------------------------
                                            BALANCE AT                                               BALANCE AT
                                           DECEMBER 31,                  RESERVES     CHANGES IN    DECEMBER 31,
                                               1999        ADDITIONS    UTILIZED *    ESTIMATES         2000
                                           ------------    ---------    ----------    ----------    ------------
Severance and other employee-related
  costs..................................      $--           $ 43          $(31)         $--            $12
Writedown of assets......................       --             12           (12)          --             --
Loss on sale of assets and businesses....       --              7            (7)          --             --
Cost related to
  closing/selling/downsizing existing
  facilities.............................       --             60            (9)          --             51
Other restructuring costs................       --              7            (1)                          6
Other merger related costs...............       --             28           (28)          --             --
                                               ---           ----          ----          ---            ---
       Total restructuring...............      $--           $157          $(88)         $--            $69
                                               ===           ====          ====          ===            ===

------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance of $69 million at December 31, 2000, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2001. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs." CNH expects to fund the cash requirements of the CNH Merger Integration Program with cash flows from operations and additional borrowings under CNH's credit facilities.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5: INVENTORY

     Inventories consist of the following (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
Raw materials..........................................    $   341    $   350
Work-in-process........................................        301        332
Finished goods.........................................      1,732      1,740
                                                           -------    -------
  Total inventories....................................    $ 2,374    $ 2,422
                                                           =======    =======

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment is as follows (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
Land, buildings and improvements.......................    $   719    $   800
Plant and machinery....................................      1,111      1,471
Other equipment........................................        694        615
Construction in progress...............................        177        199
                                                           -------    -------
                                                             2,701      3,085
Accumulated depreciation...............................     (1,227)    (1,210)
                                                           -------    -------
  Net property, plant and equipment....................    $ 1,474    $ 1,875
                                                           =======    =======

     Depreciation expense totaled $243 million, $141 million and $113 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 7: EQUIPMENT ON OPERATING LEASES

     A summary of equipment on operating leases is as follows (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
Equipment on operating leases..........................    $   741    $   577
Accumulated depreciation...............................        (98)       (20)
                                                           -------    -------
  Net equipment on operating leases....................    $   643    $   557
                                                           =======    =======

     Depreciation expense totaled $78 million, $18 million and $2 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2000, are as follows (in millions):

                                                      AMOUNT
                                                      ------
2001..............................................     $ 90
2002..............................................       65
2003..............................................       35
2004..............................................       18
2005..............................................        5
2006 and thereafter...............................       --
                                                       ----
Total.............................................     $213
                                                       ====

NOTE 8: INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

                                                  DECEMBER 31,
                                                 --------------
                                                 2000     1999
                                                 -----    -----
                                                 (IN MILLIONS)
Investments using:
  Equity method..............................    $275     $324
  Cost method................................       7        4
                                                 ----     ----
       Total.................................    $282     $328
                                                 ====     ====

     At December 31, 2000, investments accounted for using the equity method primarily include the following non-controlling interests:

     - 50% in New Holland de Mexico S.A. de C.V.;

     - 37.5% in each of Turk Traktor and Trakmak Traktor;

     - 50% in New Holland HFT Japan Inc.;

     - 43.2% in Al-Ghazi Tractors Ltd.;

     - 49% in New Holland Finance Ltd.;

     - 50% in Consolidated Diesel Company;

     - 50% in L&T-Case Equipment Ltd.;

     - 50% in LBX Company LLC; and

     - 50% in Case Credit Europe S.A.S.

     In addition, CNH has various ownership interests in dealer development companies. Dealer development companies are legal entities in North America through which approved dealer candidates purchase a CNH dealership over a fixed period of years.

     The carrying costs of these investments are included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying balance sheets and include goodwill of approximately $43 million and $70 million at December 31, 2000 and 1999, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9: SHORT-TERM DEBT

     CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit and similar agreements. CNH also has the ability to issue commercial paper in the United States and Australia. Under the terms of CNH's commercial paper programs, the principal amount of the commercial paper outstanding, combined with the amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities.

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. In 2000, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, until December 31, 2003. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.

     The following credit facilities were available to CNH at December 31, 2000:

     - a $2.0 billion third party revolving credit facility with Fiat and certain of Fiat's affiliates as co-borrowers, of which $1.8 billion is available to CNH, expiring in July 2005;

     - a $1.0 billion revolving credit facility with an affiliate of Fiat, expiring in October 2002;

     - a $500 million revolving credit facility, guaranteed by an affiliate of Fiat, that expires in December 2001;

     - a total of $1,671 million in committed lines of credit expiring between 2001 and 2004;

     - a total of $495 million in committed lines of credit with Fiat and certain of Fiat's affiliates as co-borrowers, expiring between 2001 and 2003, and guaranteed by an affiliate of Fiat;

     - a 364-day, $1.2 billion U.S. asset-backed commercial paper liquidity facility that expires in December 2001; and

     -  a total of $751 million in uncommitted credit facilities.

     At December 31, 2000, CNH had approximately $3.6 billion available under its total lines of credit. In addition to these credit facilities, CNH also had at December 31, 2000, $3.1 billion of term loans with an affiliate of Fiat. These facilities, were established primarily in conjunction with the refinancing of the Case acquisition debt.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of short-term debt is as follows (in millions):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     1999
                                                              ------   ------
Equipment Operations
  Credit agreements*........................................  $  857   $2,644
  Commercial paper..........................................     104      316
  Affiliated short-term debt................................   1,568      861
  Short-term debt payable to Financial Services.............     195       58
                                                              ------   ------
          Total short-term debt - Equipment Operations......   2,724    3,879
                                                              ------   ------
Financial Services
  Credit agreements*........................................     436      134
  Commercial paper..........................................     546      459
  Asset-backed commercial paper liquidity facility..........     200      184
  Affiliated short-term debt................................     475      355
  Short-term debt payable to Equipment Operations...........     576       28
                                                              ------   ------
          Total short-term debt - Financial Services........   2,233    1,160
  Less intracompany short-term debt.........................    (771)     (86)
                                                              ------   ------
          Total short-term debt.............................  $4,186   $4,953
                                                              ======   ======

------------
* The credit agreements for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

     The weighted-average interest rates on consolidated short-term debt at December 31, 2000 and 1999, were 6.82% and 6.37%, respectively. At December 31, 2000, the unused portion of the committed credit facilities was $2.6 billion and the unused portion of the asset-backed commercial paper liquidity facility was $1.0 billion. At December 31, 1999, the unused portion of the committed credit facilities was $3.7 billion and the unused portion of the asset-backed commercial paper liquidity facility was $586 million.

     Borrowings under the nonaffiliated third party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings against commercial paper and asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. Borrowings may be obtained in U.S. dollars and certain other foreign currencies. Certain of CNH's revolving credit facilities contain restrictive covenants that require the maintenance of certain financial conditions, including a maximum debt to capitalization ratio, a fixed charge coverage ratio and a minimum net worth, and also impose restrictions on certain indebtedness, liens on assets and ownership of certain subsidiaries. At December 31, 2000, CNH was in compliance with all debt covenants. The nonaffiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and also provide for annual agency fees to the administrative agents for the facilities.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10: LONG-TERM DEBT

     A summary of long-term debt is as follows (in millions):

                                                               DECEMBER 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
Equipment Operations
Public Notes:
  Payable in 2003, interest rate of 6.25%................    $  291    $  289
  Payable in 2005, interest rate of 7.25%................       273       297
  Payable in 2016, interest rate of 7.25%................       288       288
Affiliated long-term debt, average interest rate of 5.61%
  and 5.12%..............................................       133        79
Affiliated Notes:
  Payable in 2002, interest rate of 7.01%................       600        --
  Payable in 2003, interest rate of 7.7125%..............       400        --
  Payable in 2004, interest rate of 7.9225%..............       400        --
  Payable in 2005, interest rate of 7.8125%..............       600        --
Long-term portion of borrowings under revolving credit
  facilities, average interest rate of 5.7%..............        --        55
Other debt...............................................        81        90
                                                             ------    ------
                                                              3,066     1,098
Less-current maturities..................................      (124)      (25)
                                                             ------    ------
       Total long-term debt -- Equipment Operations......     2,942     1,073
                                                             ------    ------
Financial Services
Public Notes:
  Payable in 2000, interest rate, of 6.90%, floating.....        --       100
  Payable in 2001, interest rate of 6.125%...............        99        84
  Payable in 2003, interest rate of 6.125%...............       196       200
  Payable in 2007, interest rate of 6.75%................       143       150
Notes payable in 2002, interest rate of 6.80% and
  6.17%..................................................        82        82
Medium-term notes due 2001 -- 2003, weighted-average
  interest rate of 6.22% and 5.98%.......................       998     1,490
Long-term portion of borrowings under committed revolving
  credit facility, weighted-average interest rate of
  6.25%..................................................       500       500
Long-term portion of borrowings under commercial paper
  programs, weighted-average interest rate of 5.87%......        --       320
Affiliated long-term debt, weighted-average interest rate
  of 5.67%...............................................       252       396
Intercompany debt with Equipment Operations, interest
  rate of 6.54%..........................................        14        14
Other debt...............................................       203       138
                                                             ------    ------
                                                              2,487     3,474
Less -- current maturities...............................    (1,525)     (105)
                                                             ------    ------
       Total long-term debt -- Financial Services........       962     3,369
Less long-term debt payable to Equipment Operations......       (14)      (14)
                                                             ------    ------
       Total long-term debt..............................    $3,890    $4,428
                                                             ======    ======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2000, are as follows (in millions):

                                                         AMOUNT
                                                         ------
  2002.................................................  $  947
  2003.................................................     939
  2004.................................................     429
  2005.................................................     893
  2006 and thereafter..................................     682
                                                         ------
          Total........................................  $3,890
                                                         ======

     In November 1997, the Company issued $10 billion Yen of medium term notes maturing in October 2002. The notes are guaranteed by a subsidiary of Fiat and bear interest based upon the Japanese LIBOR rate. Simultaneously with the issuance of the notes, the Company entered an interest rate and currency swap that fixed the amount payable at $82 million, on which interest is payable based on the U.S. dollar LIBOR rate. The interest rate at December 31, 2000 and 1999 is 6.80% and 6.17%, respectively.

NOTE 11: PRINCIPAL SHAREHOLDER'S ADVANCE TO CAPITAL

     On November 12, 1999, Fiat Netherlands Holding N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. The terms of this advance to capital provided that Fiat Netherlands Holding N.V. would receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH had conducted a public equity offering before June 30, 2000, Fiat Netherlands Holding N.V. would have received that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. CNH did not conduct a public equity offering prior to June 30, 2000. On June 30, 2000, Fiat Netherlands Holding N.V. received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.9444 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands Holding N.V. on its advance to capital of $56 million, an annual rate of 6.25%.

NOTE 12: SHARE RIGHTS OFFERING

     Shareholders of record as of June 30, 2000 were eligible to purchase
1.2021154 shares for every one share of common stock that they owned at a price of $10.9444 per share. The subscription period for the offering commenced on July 3, 2000 and concluded on August 4, 2000. The rights offering price was determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The number of shares eligible for purchase was determined from a ratio that enabled shareholders to maintain their ownership position relative to Fiat Netherlands Holding N.V., CNH's largest shareholder, following the conversion of Fiat Netherlands Holding's $1.4 billion advance to capital into CNH common shares, which occurred on June 30, 2000. Fiat Netherlands Holding agreed not to purchase additional shares through this rights offering. The rights were issued to shareholders as of the June 30, 2000 record date and were

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

non-transferable. Unexercised rights expired at 5 p.m. (U.S. EDT) on August 4, 2000. On August 11, 2000, CNH issued 30,048 common shares through the share rights offering.

NOTE 13: SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

     As of December 31, 2000, CNH has 444,444,460 authorized common shares, of which 277,683,830 shares were issued and 277,175,498 shares were outstanding. As of December 31, 2000, CNH has 508,332 treasury shares which represents cancellations of restricted shares during 2000 under the CNH Equity Incentive Plan.

     During the last three years, changes in CNH Common Shares issued were as follows:

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               ---------------------------------
                                                 2000        1999        1998
                                               ---------   ---------   ---------
                                                 (SHARES ISSUED, IN THOUSANDS)
Issued as of beginning of year..............    149,660     149,000     149,000
Issuances of CNH Common Shares:
  CNH Equity Incentive Plan.................         75         660          --
  Conversion of advance to capital..........    127,919          --          --
  Share rights offering.....................         30          --          --
                                                -------     -------     -------
     Issued as of end of year...............    277,684     149,660     149,000
                                                =======     =======     =======

     Dividends of $0.55 per common share were paid in each year, and totaled $82 million for each of the years ended December 31, 2000, 1999 and 1998.

  Accumulated Other Comprehensive Income

     The components of accumulated other comprehensive income (loss) as of December 31, 2000 and 1999, are as follows (in millions):

                                                   DECEMBER 31,
                                                   -------------
                                                   2000    1999
                                                   -----   -----
Cumulative translation adjustment................  $(398)  $(265)
Minimum pension liability adjustment.............     (1)     --
                                                   -----   -----
     Total.......................................  $(399)  $(265)
                                                   =====   =====

  CNH Outside Directors' Compensation Plan

     In 1999, CNH established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan") that provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH;
(2) an annual grant of options to purchase common shares of CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and (4) an opportunity to convert all or a portion of their Annual Fees into stock options. There are one million common shares reserved for issuance under this plan. Exercise prices for options outstanding under the CNH Directors' Plan at December 31, 2000 ranged from $9.82 to $15.41. The remaining weighted average contractual life of the options issued pursuant to the CNH Directors' Plan is approximately nine years. As of December 31, 2000, there were 879,243 common shares available for issuance under the CNH Directors' Plan. During the last two years, changes in shares subject to issuance under stock option were as follows:

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------------
                                                  2000                1999
                                           ------------------   -----------------
                                                     EXERCISE            EXERCISE
                                           SHARES     PRICE*    SHARES    PRICE
                                           -------   --------   ------   --------
Outstanding at beginning of year.........   18,750    $15.41        --       N/A
  Granted................................  102,007    $11.19    18,750    $15.41
                                           -------              ------
Outstanding at end of year...............  120,757    $11.85    18,750    $15.41
                                           =======              ======
Exercisable at end of year...............   64,507    $10.72        --       N/A
                                           =======              ======

------------
* Weighted-average

  CNH Equity Incentive Plan

     In 1999, CNH established the CNH Equity Incentive Plan or CNH EIP that provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 28 million common shares reserved for issuance under this plan. Options granted under the CNH EIP have an exercise price that is no less than the fair market value of the common shares on the date of grant. Certain options vest ratably over three or four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria. Such performance-based options vest no later than seven years from the award date. All options expire after ten years. The exercise price for options outstanding under the CNH EIP at December 31, 2000 was $13.77. The remaining weighted average contractual life of the options issued pursuant to the CNH EIP is approximately nine years. During the last two years, changes in shares subject to issuance under stock option were as follows:

                                            FOR THE YEARS ENDED DECEMBER 31,
                                      --------------------------------------------
                                              2000                    1999
                                      ---------------------   --------------------
                                                   EXERCISE               EXERCISE
                                        SHARES      PRICE*     SHARES      PRICE
                                      ----------   --------   ---------   --------
Outstanding at beginning of year....   5,291,050    $13.77           --       N/A
  Granted...........................   2,299,500    $13.77    5,291,050    $13.77
  Forfeited.........................  (2,388,613)   $13.77           --       N/A
                                      ----------              ---------
Outstanding at end of year..........   5,201,937    $13.77    5,291,050    $13.77
                                      ==========              =========
Exercisable at end of year..........     621,168    $13.77           --       N/A
                                      ==========              =========

     Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the stock during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the years ended December 31, 2000 and 1999, 75,000 and 660,000 restricted shares, respectively, were awarded at no cost to employees, at weighted-average values of $12.81 and $11.94, respectively. At December 31, 2000, restricted common shares outstanding totaled 175,000 shares.

     As of December 31, 2000, there were 22,571,395 common shares available for issuance under the CNH EIP.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Fiat Stock Option Program

     CNH also participates in stock option plans of Fiat ("Fiat Option Programs"), whereby eligible employees of Fiat and its subsidiaries may be granted options to purchase ordinary shares of Fiat. On February 18, 2000, the Board of Directors of Fiat approved a stock option program ("Fiat Options 2000"), whereby eligible employees of Fiat and its subsidiaries, which included eligible senior management of CNH, were granted options to purchase 5,158,000 Fiat ordinary shares. Under the terms of Fiat Options 2000, options were granted at the price of Euro 30.63 per share, which was the average official price on the Milan Stock Exchange during the twenty-day period preceding the date of grant. These options vest 25% on February 18, 2001, 50% on February 18, 2002, 75% on February 18, 2003, and 100% on February 18, 2004, and expire on February 18, 2008.

     On March 30, 1999, the Board of Directors of Fiat approved a stock option program ("Fiat Options 1999"), whereby eligible employees of Fiat and its subsidiaries, which included eligible senior management of CNH, were granted options to purchase 1,248,000 Fiat ordinary shares. Under the terms of Fiat Options 1999, options were granted at the price of Euro 28.45 per share, which was the average official price on the Milan Stock Exchange during the twenty-day period preceding the date of grant. These options vest 50% on April 1, 2001, and 100% on April 1, 2002, and expire on March 31, 2007.

     As of December 31, 2000 and 1999, eligible senior management of CNH held 93,200 and 103,200, of said options, respectively. None of the options issued to eligible senior management of CNH are exercisable at December 31, 2000.

  SFAS No. 123 Disclosure

     CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, as a result, no compensation expense for stock options was recognized. For disclosure purposes only under SFAS No. 123, "Accounting for Stock-Based Compensation," the Black Scholes pricing model was used to calculate the "fair value" of stock options. Based on this model, the weighted-average fair values of stock options awarded during 2000 were $4.83, $3.43 and $7.89 per option for the CNH Directors' Plan, CNH EIP and Fiat Options 2000, respectively. The weighted-average fair values of stock options awarded during 1999 were $5.12, $3.58 and $11.76 per option for the CNH Directors' Plan, the CNH EIP and Fiat Options 1999, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123, are as follows:

                                                    2000    1999
                                                   ------   -----
Net income (loss) to common (in millions):
  As reported....................................  $ (381)  $ 148
  Pro Forma......................................  $ (384)  $ 148
Net income (loss) to common assuming dilution*
  (in millions):
  As reported....................................  $ (381)  $ 160
  Pro Forma......................................  $ (384)  $ 160
Basic earnings (loss) per share:
  As reported....................................  $(1.79)  $0.99
  Pro Forma......................................  $(1.80)  $0.99
Diluted earnings (loss) per share:
  As reported....................................  $(1.79)  $0.97
  Pro Forma......................................  $(1.80)  $0.97

------------
* No effect in 2000 as impact is antidilutive.

     The weighted-average assumptions used under the Black Scholes pricing model were as follows:

                                              CNH                  FIAT
                                           DIRECTORS'    CNH      OPTION
                                              PLAN       EIP     PROGRAMS
                                           ----------    ----    --------
2000 Assumptions:
  Risk-free interest rate..............        5.1%      5.1%       5.1%
  Dividend yield.......................        0.9%      0.9%       0.7%
  Stock price volatility...............       46.0%      46.0%     19.6%
  Option life (years)..................        5.0       5.0        5.0
1999 Assumptions:
  Risk-free interest rate..............        6.3%      6.5%       6.4%
  Dividend yield.......................        4.0%      4.0%       2.0%
  Stock price volatility...............       43.0%      43.0%     31.0%
  Option life (years)..................        5.0       5.4        4.5

NOTE 14: ACCOUNTS AND NOTES RECEIVABLE

     A summary of accounts and notes receivables is as follows (in millions):

                                                  DECEMBER 31,
                                                -----------------
                                                 2000      1999
                                                -------   -------
Wholesale notes and accounts..................  $ 1,393   $ 2,574
Retail and other notes and finance leases.....    4,164     3,991
Other.........................................      862       805
                                                -------   -------
     Total receivables........................    6,419     7,370
Less -- Allowance for doubtful accounts.......     (269)     (197)
Less -- Current portion.......................   (3,637)   (4,136)
                                                -------   -------
     Total long-term receivables, net.........  $ 2,513   $ 3,037
                                                =======   =======

     Repayment of wholesale receivables is required in accordance with the standard terms of the wholesale receivable agreements, with repayment accelerated upon the sale of the underlying equipment by the dealer.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

     At December 31, 2000, approximately $232 million of retail notes receivable have been pledged as collateral under the Company's asset-backed commercial paper facility. At December 31, 1999, approximately $206 million of retail notes receivable have been pledged as collateral under the Company's commercial paper liquidity facility.

     Maturities of long-term receivables as of December 31, 2000, are estimated as follows (in millions):

                                                         AMOUNT
                                                         ------
2002...................................................  $  852
2003...................................................     691
2004...................................................     685
2005...................................................     122
2006 and thereafter....................................     163
                                                         ------
          Total long-term receivables, net.............  $2,513
                                                         ======

     It has been CNH's experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table is not to be regarded as a forecast of future cash collections.

     Wholesale, retail and finance lease receivables have significant concentrations of credit risk in the agricultural and construction business sectors. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail notes receivable.

  Wholesale Receivables Securitizations

     CNH has undivided interests in certain wholesale receivables that were sold (with limited recourse), on a revolving basis pursuant to several privately structured facilities. These facilities consist of a 364-day, $475 million facility that is renewable annually at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003, a seven-year committed, C$200 million facility that expires in October 2003 and a 364-day, C$125 million facility that is renewable annually upon agreement among the parties. At December 31, 2000, $1,050 million and C$250 million was outstanding under these facilities. At December 31, 1999, $945 million and C$150 million was outstanding under these facilities.

     At December 31, 2000, $1,330 million and C$378 million of wholesale receivables were sold under these facilities. At December 31, 1999, $1,392 million and C$266 million of wholesale receivables were sold under these facilities.

     The Company has an undivided interest in $280 million and C$128 million at December 31, 2000 and $395 million and C$116 million at December 31, 1999, of the balance sold. This retained interest provides recourse to investors in the event of default and is recorded at cost, which approximates fair value due to the short-term nature of the receivables, in "Accounts and notes receivables" in the accompanying consolidated balance sheets.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The cash flows between the Company and the facilities in 2000 included:

                                                UNITED STATES        CANADA
                                                -------------        ------
Proceeds from new securitizations...........    $  195 million    C$150 million
Repurchase of receivables...................        80 million       50 million
Proceeds from collections reinvested in the
  facilities................................     1,794 million      374 million

     In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. For the year ended December 31, 2000, $489 million wholesale receivables were sold. At December 31, 2000, $187 million were outstanding under these programs.

     Under these programs, CNH records a discount each time receivables are sold to the counterparties to the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

     At December 31, 2000, certain subsidiaries of CNH sold with recourse wholesale receivables totaling $218 million. The receivables sold are recorded as "Accounts and notes receivable" on the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition.

  Retail Receivables Securitizations

     Through its wholly owned subsidiaries, Case Credit and New Holland Credit Company, CNH completed retail receivables securitizations in 2000 and 1999.

  Case Credit

     Case Credit sold retail notes with a net principal value of $2.6 billion and $2.1 billion in 2000 and 1999, respectively, to limited purpose business trusts ("Trusts") in the United States and Canada. These Trusts were formed for the purpose of purchasing receivables from Case Credit to be used as collateral for the issuance of asset-backed securities to outside investors. As these Trusts are controlled by third parties and meet minimum equity capitalization standards, the assets of the Trust are not included in the consolidated financial statements of CNH.

     These transactions are recorded as sales in accordance with the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Case Credit recognized gains on the sales of these receivables of $61 million in 2000. These gains were calculated based on comparing the fair value of the net proceeds received from the sale to the allocated carrying value of assets sold. The allocated carrying value of assets sold is determined by allocating the previous carrying amount of these assets to the assets sold and the retained interests based on their relative fair values.

     In conjunction with these sales, Case Credit retains certain interests in the sold receivables including interest-only strips, subordinated tranches of securities issued by the Trusts ("ABS certificates"), rights to service the sold receivables and cash reserve accounts held in escrow by the Trusts. ABS certificates are classified as held to maturity securities and are initially recorded at their allocated carrying value as a component of "Other assets" on the consolidated balance sheets. All other retained interests are also initially recorded at their allocated carrying value as "Accounts and notes receivables" on the consolidated balance sheets.

     Cash reserve accounts are created through the reduction of proceeds received by Case Credit from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

principal and interest payments on the securities. Proceeds from the sales of retail receivables were reduced by $57 million in 2000. Total amounts held in escrow by the Trusts were $194 million and $155 million at December 31, 2000 and 1999, respectively. Interest-only strips represent Case Credit's retained interest in the interest collected by the Trusts on the receivables in excess of the interest paid to investors in the asset-backed securities. The fair value of the interest-only strip component of the retained interests is determined based on the present value of future expected cash flows. The key assumptions used in the present value calculations are credit loss, prepayment and interest rates. These assumptions represent management's best estimates of these rates based on current market conditions. As an additional form of credit enhancement to investors, Case Credit incurred a recourse liability of up to $19 million, which obligates Case Credit to fund shortfalls in collections related to one of the securitizations completed in 2000.

     Weighted average assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2000 were as follows:

                                                              U.S.     CANADA
                                                              ----     ------
Constant prepayment rate..................................    17.00%   20.00%
Annual credit loss rate...................................     0.66%    0.56%
Discount rate.............................................     6.91%    6.18%
Weighted average maturity in months.......................       30       26

     Case Credit monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interest and any excess of carrying value over fair value results in an adjustment to the asset with a corresponding offset to earnings. These differences are recorded in earnings as they are deemed to be unrecoverable. Case Credit reduced the value of its retained interests by $25 million in 2000 based on this analysis, with a corresponding decrease to "Finance and interest income" in the consolidated statements of operations. The primary cause of this reduction was the continued increase in credit losses recognized related to sold notes and the increase in the assumption used to estimate future credit losses.

     The significant assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2000 are as follows (in millions) unless stated otherwise:

  United States

                                                      IMPACT ON FAIR VALUE
                                              -------------------------------------
                                              DECEMBER 31, 2000     10%       20%
                                                 ASSUMPTION        CHANGE    CHANGE
                                              -----------------    ------    ------
Constant prepayment rate..................            17.00%        $0.4      $1.0
Annual credit loss rate...................             0.60%         2.7       5.3
Discount rate.............................             6.89%         0.8       1.7
Weighted average remaining maturity.......        22 months

                                                      RECEIVABLES SECURITIZED IN
                                                     ----------------------------
                                                     1997    1998    1999    2000
                                                     ----    ----    ----    ----
Actual and expected static pool losses...........    1.51%   2.09%   1.61%   1.11%

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Canada

                                                      IMPACT ON FAIR VALUE
                                              -------------------------------------
                                              DECEMBER 31, 2000     10%       20%
                                                 ASSUMPTION        CHANGE    CHANGE
                                              -----------------    ------    ------
Constant prepayment rate..................            20.00%        $0.2      $0.6
Annual credit loss rate...................             0.55%         0.3       0.6
Discount rate.............................             6.15%         0.1       0.2
Weighted average remaining maturity.......        21 months

                                                      RECEIVABLES SECURITIZED IN
                                                     ----------------------------
                                                     1997    1998    1999    2000
                                                     ----    ----    ----    ----
Actual and expected static pool losses...........     .40%    .93%   1.10%    .82%

     Cash flows between Case Credit and the Trusts for 2000 can be summarized as follows (in millions):

Proceeds from new retail securitizations....................    $2,560
Servicing fees received.....................................        28
Cash received on other retained interests...................        67
Purchases of receivables from Trusts........................       169

------------

  New Holland Credit Company

     During 1999, CNH consummated its first sale of retail notes originated by New Holland Credit Company to a limited-purpose business trust in the United States. Receivables purchased by the trust were used as collateral for the issuance of asset-backed securities to outside investors. As a result of the transaction, $1.1 billion of retail notes were sold and CNH recorded a gain on the sale of approximately $27 million, and such gain is recorded in "Finance and interest income" in the accompanying statements of operations.

     The significant assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2000 are as follows (in millions) unless stated otherwise.

                                                                IMPACT ON FAIR VALUE
                                                                ---------------------
                                           DECEMBER 31, 2000      10%           20%
                                              ASSUMPTION        CHANGE        CHANGE
                                           -----------------    ------        ------
Constant prepayment rate...............           17.00%        $ 0.04        $ 0.08
Annual credit loss rate................            0.60%          0.36          0.71
Discount rate..........................            6.89%          0.07          0.14
Weighted average remaining maturity....        22 months

                                                        RECEIVABLES SECURITIZED IN
                                                                   1999
                                                        --------------------------
Actual and expected static pool losses..............         1.13%

     Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

     The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrate above.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 15: FINANCIAL INSTRUMENTS

  Fair Market Value of Financial Instruments

     The estimated fair market values of financial instruments that do not approximate their carrying values in the financial statements are as follows (in millions):

                                                        DECEMBER 31,
                                            -------------------------------------
                                                  2000                1999
                                            -----------------   -----------------
                                            CARRYING    FAIR    CARRYING    FAIR
                                             AMOUNT    VALUE     AMOUNT    VALUE
                                            --------   ------   --------   ------
Accounts and notes receivable.............   $6,150    $6,191    $7,173    $7,207
Long-term debt............................   $3,890    $3,576    $4,428    $4,360

     The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value of the interest only strip component of CNH's accounts and notes receivables was based on loss, prepayment and interest rate assumptions approximating those currently experienced by CNH. The carrying amounts of ABS certificates and certificates of deposit approximate their fair value. The fair value of fixed-rate, long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the carrying amount of floating-rate, long-term debt was assumed to approximate its fair value. The fair values and carrying values of CNH's foreign exchange forward contracts, currency options, interest rate swaps and treasury rate locks, were not significant.

  Derivatives

     CNH uses derivative financial instruments to manage its interest rate and foreign currency exposures. CNH does not hold or issue financial instruments for trading purposes. The notional amounts of these contracts do not represent amounts exchanged by the parties and, thus, are not a measure of CNH's risk. The net amounts exchanged are calculated on the basis of the notional amounts and other terms of the contracts, such as interest rates or exchange rates, and only represent a small portion of the notional amounts. The credit and market risk under these agreements is minimized through diversification among counterparties with high credit ratings.

     Depending on the item being hedged, gains and losses on derivative financial instruments are either recognized in the results of operations as they accrue or are deferred until the hedged transaction occurs. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. Accordingly, changes in the market value of the derivative are highly correlated with changes in the market value of the underlying hedged item at the inception of the hedge and over the life of the hedge contract.

  Foreign Exchange Contracts

     CNH has entered into foreign exchange forward contracts, swaps and purchased options in order to manage the currency exposure of certain receivables, liabilities and expected inventory purchases. The term of these contracts is generally one year or less. The purpose of CNH's foreign currency hedging activities is to protect CNH from the risk that the eventual cash flows resulting from loan repayments and inventory purchases will be adversely affected by changes in exchange rates.

     The recognition of gains and losses on contracts entered into to hedge intercompany debt are deferred and included in net income (loss) as an adjustment to "Finance and interest income" on the date the forward contract matures. The recognition of gains or losses on contracts entered into to hedge purchase and sale commitments are included in net income (loss) as an adjustment to "Cost of goods sold" as foreign exchange

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

rates change. Gains and losses resulting from the termination of foreign exchange contracts prior to maturity are also included in net income (loss).

     The following foreign currency exchange contracts were held by CNH to hedge certain currency exposures. All 2000 foreign currency contracts mature in 2001, with the exception of the swap contract described in Note 10, "Long-Term Debt," which matures in 2002.

                                                         DECEMBER 31,
                                          -------------------------------------------
                                                  2000                   1999
                                          --------------------   --------------------
                                            CURRENCIES TO BE       CURRENCIES TO BE
                                          RECEIVED   DELIVERED   RECEIVED   DELIVERED
                                          --------   ---------   --------   ---------
                                              (IN MILLIONS OF STATED CURRENCIES)
U.S. Dollar.............................      290       320          497       214
Euro....................................      104         3           57       136
Canadian Dollar.........................      145        --          168       144
Japanese Yen............................   12,243        --       11,000        --
Pound Sterling..........................       30        71            6        84
Australian Dollar.......................       --        72           --        90
Brazilian Real..........................       --       276           --       234
Indian Rupee............................      261        --           --        82
Argentine Peso..........................       --        14           --        --

CNH also had, at December 31, 1999, purchased options with a notional value of $26 million and sold options with a notional value of $11 million. There were no purchased or sold options at December 31, 2000.

  Interest Rate Swaps and Forward Rate Agreements

     CNH enters into interest rate swaps and forward rate agreements or FRAs, to stabilize funding costs by minimizing the effect of potential interest rate increases on floating-rate debt in a rising interest rate environment. Under these agreements, CNH contracts with a counterparty to exchange the difference between a fixed rate and a floating rate applied to the notional amount of the swap or FRA. Swap contracts are principally between one and four years in duration, and FRAs have starting dates within two months from the contract date and a maturity ranging from four to six months. The differentials to be paid or received on interest rate swap agreements and FRAs are accrued as interest rates change and are recognized in net income (loss) as an adjustment to "Interest expense."

     Gains and losses resulting from terminated interest rate swap agreements and FRAs are deferred and recognized in net income (loss) over the shorter term of the remaining contractual life of the agreement or the remaining term of the debt underlying the agreement. If swap agreements or FRAs are terminated due to the underlying debt being extinguished in conjunction with an asset-backed securitization transaction, any resulting gain or loss is recognized in net income (loss) as an adjustment to "Finance and interest income" at the time of the termination. If swap agreements are terminated due to the underlying debt being extinguished, any resulting gain or loss is recognized in net income
(loss) as an adjustment to "Interest expense" at the time of termination.

     The weighted-average pay and receive rates for the swaps outstanding at December 31, 2000, were 6.43% and 6.12%, respectively, at a notional amount of $1,706 million. The weighted-average pay and receive rates for the swaps outstanding at December 31, 1999, were 5.74% and 5.50%, respectively, at a notional amount of $1,711 million. At December 31, 1999, CNH had FRAs with a notional amount of $1.1 billion with start dates in 2000, with a weighted-average fixed rate of 6.05%. At December 31, 2000, CNH did not have any FRAs outstanding.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Back-to-Back Interest Rate Caps

     The asset-backed commercial paper liquidity facility (the "Liquidity Facility") requires CNH to have interest rate cap agreements in place. Due to the relatively high expense of obtaining such an instrument, CNH sells an identical cap, concurrent with the cap purchase, to the same counterparty. This effectively minimizes the overall expense to CNH, meets the requirements of the Liquidity Facility and eliminates any risk of financial loss on the purchased cap. The defined term of the cap is approximately 48 months.

     Premiums paid for interest rate cap agreements purchased and sold are included in "Other assets" and "Other liabilities," respectively, in the accompanying balance sheets, and are amortized to interest expense over the terms of the agreements. Amounts receivable or payable under cap agreements are recognized in net income (loss) as adjustments to interest expense over the term of the related debt. If interest rate cap agreements are terminated due to the underlying debt being extinguished, any resulting gain or loss is recognized in net income (loss) as an adjustment to "Finance and interest income" at the time of the termination.

     At December 31, 2000, CNH had a back-to-back cap at a rate of 7.00%, at a notional amount of approximately $430 million.

  Treasury Rate Lock Agreements

     A Treasury rate lock is a commitment to either purchase or sell the designated financial instrument at a future date (the determination date) for a specified price (the reference yield). The purpose of this instrument is to protect fixed-rate debt from fluctuations in the yield of the Treasury Note that forms the basis of pricing the debt. CNH held no treasury rate locks as of December 31, 2000. As of December 31, 1999, CNH had entered into $200 million of Treasury rate locks based on one-, two- and three-year Treasury notes at a weighted-average yield of 6.11%.

  Guarantees

     At December 31, 2000, CNH fully, unconditionally and irrevocably guaranteed Case's $852 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made in
Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities."

NOTE 16: INCOME TAXES

     The sources of income (loss) before taxes and minority interest are as follows (in millions):

                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                              -------------------
                                              2000    1999   1998
                                              -----   ----   ----
The Netherlands source......................  $ (37)  $(22)  $ 13
Foreign sources.............................   (487)   229    400
                                              -----   ----   ----
  Income (loss) before taxes................  $(524)  $207   $413
                                              =====   ====   ====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The provision (benefit) for income taxes consisted of the following (in millions):

                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                              -------------------
                                              2000    1999   1998
                                              -----   ----   ----
Current income taxes........................  $  76   $ 10   $105
Deferred income taxes.......................   (229)    45     43
                                              -----   ----   ----
  Total tax provision (benefit).............  $(153)  $ 55   $148
                                              =====   ====   ====

     A reconciliation of CNH's statutory and effective income tax provision (benefit) is as follows (in millions):

                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                              -------------------
                                              2000    1999   1998
                                              -----   ----   ----
Tax provision (benefit) at the Dutch
  statutory rate of 35%.....................  $(183)  $ 72   $144
Foreign income taxed at different rates.....    (12)     6      6
Effect of tax loss carryforwards............     (8)    18     (9)
Change in valuation allowance...............     46    (16)    24
Nondeductible goodwill......................     25      2      4
Dividend withholding taxes and credits......     (4)    (3)    (6)
Other.......................................    (17)   (24)   (15)
                                              -----   ----   ----
  Total tax provision (benefit).............  $(153)  $ 55   $148
                                              =====   ====   ====

     During 2000, 1999 and 1998, CNH generated income in certain jurisdictions that supported reductions in the valuation allowance and recognized losses in certain jurisdictions that supported increases in the valuation allowance.

     The components of the net deferred tax asset are as follows (in millions):

                                                   DECEMBER 31,
                                                  --------------
                                                   2000    1999
                                                  ------   -----
Deferred tax assets:
  Marketing and selling incentives..............  $  211   $ 204
  Bad debt reserves.............................      71      52
  Postretirement and postemployment benefits....     222     197
  Inventories...................................      73      86
  Warranty reserves.............................      76     102
  Restructuring reserves........................      73      30
  Other reserves................................     440     177
  Tax loss carryforwards........................     814     568
  Other.........................................      27      99
  Less: Valuation allowance.....................    (849)   (690)
                                                  ------   -----
     Total deferred tax assets..................   1,158     825
                                                  ------   -----
Deferred tax liabilities:
  Fixed assets basis difference/depreciation....     269     262
  Intangibles...................................     275     279
  Inventories...................................      22      36
  Other.........................................     215     195
                                                  ------   -----
     Total deferred tax liabilities.............     781     772
                                                  ------   -----
       Net deferred tax assets..................  $  377   $  53
                                                  ======   =====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The net deferred tax assets are reflected in the accompanying balance sheets as follows (in millions):

                                                   DECEMBER 31,
                                                  --------------
                                                   2000    1999
                                                  ------   -----
Current deferred tax asset......................  $  436   $ 442
Long-term deferred tax asset....................     672      99
Current deferred tax liability..................     (33)     (3)
Long-term deferred tax liability................    (698)   (485)
                                                  ------   -----
  Net deferred tax asset........................  $  377   $  53
                                                  ======   =====

     CNH has net operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The net tax value of these carryforwards and the years in which they expire are as follows: $6 million in 2001; $12 million in 2002; $55 million in 2003; $1 million in 2004; $6 million in 2005. CNH also has net operating tax loss carryforwards of $734 million with expiration dates greater than 5 years. As a result of regulatory divestitures required by the relevant authorities pursuant to the merger, certain tax loss carryforwards related to the Case business may be at risk. The actual risk and degree of certainty are not known or quantifiable at this time.

     CNH has recorded deferred tax assets in tax jurisdictions where CNH has been profitable as management believes it is more likely than not that such assets will be realizable. CNH continues to have valuation reserves in certain tax jurisdictions where net operating losses exist. Realization of these deferred tax assets is dependent on generating future income and is thus subject to change. With respect to the valuation reserves recorded against the deferred tax assets of Case and its subsidiaries, any reduction in the amounts attributable to the pre-acquisition operations of Case will, in the future, be treated as a reduction to the goodwill recorded in conjunction with the acquisition and will not impact future periods' tax expense. As of December 31, 2000 and 1999, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case merger totaled $540 million and $419 million, respectively. The increase during 2000 is primarily attributable to the finalization of purchase accounting for the Case acquisition.

     Effective fiscal years beginning on January 1, 1998, new tax legislation was introduced in Italy whereby the combined tax rate was reduced from 53.2% to 41.2% or, in certain circumstances, to 31.2% under the Dual Income Tax Scheme. A portion of the new combined tax rate, or 4.25%, is based upon an adjusted tax base that approximates CNH's gross margin, excluding payroll costs and other items.

     At December 31, 2000, the undistributed earnings of foreign subsidiaries totaled approximately $2,239 million. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

     CNH (received) paid cash of $(129) million, $99 million, and $157 million for taxes during 2000, 1999 and 1998, respectively.

NOTE 17: EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

  Defined Benefit and Postretirement Benefit Plans

     CNH has various defined benefit plans that cover certain employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. CNH's funding policies are to

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

contribute to the plans amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

     CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non represented hourly and salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the respective company. Case Canadian salaried employees with seven or more years of consecutive service are covered under the plans upon retirement. For Case U.S. and Canadian hourly employees, the plans generally cover employees who retire pursuant to their respective hourly plans. These benefits may be subject to deductibles, copayment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement.

     In connection with CNH's acquisition of O&K in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who are retired or whose employment has been terminated and who have vested rights. The pension obligation reserve of approximately $140 million has been calculated in accordance with German statutory requirements. Effective January 1, 1999, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million (in equivalent Deutsche Marks) from O&K, has agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller's guarantee of the future pension payment reimbursement. The actuarial present value related to this benefit obligation that is recorded on the balance sheet and reflected in the rollforward below was $137 million at December 31, 2000. CNH has an equal, corresponding other asset on their balance sheet to reflect the payment made by CNH to the seller in conjunction with the acquisition.

     Former parent companies of New Holland and Case have retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following assumptions were utilized in determining the funded status of CNH's defined benefit pension plans:

                                                                   YEAR ENDED
                                                                DECEMBER 31, 2000
                                                                -----------------
                                                                 CNH       CNH
                                                                U.S.     NON-U.S.
                           (CNH)                                PLANS     PLANS
                           -----                                -----    --------
Weighted-average discount rates.............................    7.50%     5.92%
Rate of increase in future compensation.....................    4.00%     4.18%
Weighted-average, long-term rates of return on
  plan assets...............................................    9.00%     7.10%

                                                                    YEAR ENDED DECEMBER 31, 1999
                                                               --------------------------------------
                                                                  NEW HOLLAND             CASE
                                                               -----------------    -----------------
                                                               U.S.     NON-U.S.    U.S.     NON-U.S.
                  (NEW HOLLAND AND CASE)                       PLANS     PLANS      PLANS     PLANS
                  ----------------------                       -----    --------    -----    --------
Weighted-average discount rates............................    7.50%     5.50%      7.50%     5.85%
Rate of increase in future compensation....................    4.00%     3.80%        N/A     4.30%
Weighted-average, long-term rates of return on plan
  assets...................................................    9.00%     7.50%      9.00%     9.37%

                                                                        YEAR ENDED
                                                                    DECEMBER 31, 1998
                                                                --------------------------
                                                                NEW HOLLAND    NEW HOLLAND
                                                                   U.S.         NON-U.S.
                       (NEW HOLLAND)                               PLANS          PLANS
                       -------------                            -----------    -----------
Weighted-average discount rates.............................       6.50%          5.40%
Rate of increase in future compensation.....................       4.00%          4.00%
Weighted-average, long-term rates of return on plan
  assets....................................................       9.00%          7.90%

     The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH's postretirement health and life insurance plans:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                        --------------------------------------------------------------------
                                              2000                         1999                     1998
                                        -----------------    --------------------------------    -----------
                                         CNH       CNH       NEW HOLLAND    CASE       CASE      NEW HOLLAND
                                        U.S.     CANADIAN       U.S.        U.S.     CANADIAN       U.S.
                                        PLANS      PLAN         PLANS       PLANS      PLAN         PLANS
                                        -----    --------    -----------    -----    --------    -----------
Weighted-average discount rates.....    7.50%     6.50%         7.50%       7.50%     7.00%         6.50%
Rate of increase in future
  compensation......................    3.42%       N/A         4.00%       3.00%     3.00%         4.00%
Weighted-average, assumed health
  care cost trend rate..............    6.50%     8.00%         7.50%       7.00%     8.50%         6.00%

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The measurement period for CNH's defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. The following depicts (in millions):

                                                                                        OTHER
                                                                                    POSTRETIREMENT
                                                                PENSION BENEFITS       BENEFITS
                                                                ----------------    --------------
                                                                 2000      1999     2000     1999
                                                                -------    -----    -----    -----
CHANGE IN BENEFIT OBLIGATIONS:
Actuarial present value of benefit obligation at beginning
  of measurement period.....................................    $1,631     $912     $ 598    $ 345
Service cost................................................        37       18        11        6
Interest cost...............................................       112       60        44       24
Plan participants' contributions............................         7        6        --        2
Actuarial (gain) loss.......................................       (33)     (75)       15      (27)
Currency fluctuations.......................................       (67)     (20)       --       --
Gross benefits paid.........................................       (99)     (57)      (29)     (20)
Plan Amendments.............................................        24       --       (44)      --
Acquisitions................................................       189      734        --      268
Curtailment loss............................................       (10)      --        --       --
Adjustments to reflect re-measurement of benefit
  obligation................................................        --       53        --       --
                                                                ------     ----     -----    -----
Actuarial present value of benefit obligation at end of
  measurement period........................................     1,791     1,631      595      598
                                                                ------     ----     -----    -----
CHANGE IN PLAN ASSETS:
Plan assets at fair value at beginning of measurement
  period....................................................     1,571      924        --       --
Actual return on plan assets................................        36      132        --       --
Currency fluctuations.......................................       (33)     (20)       --       --
Employer contributions......................................        57       23        29       18
Plan participants' contributions............................         7        6        --        2
Gross benefits paid.........................................       (99)     (57)      (29)     (20)
Acquisitions/Divestitures...................................       (13)     637        --       --
Adjustments to reflect re-measurement of benefit
  obligation................................................        --        2        --       --
Purchase accounting adjustment..............................        --      (76)       --       --
                                                                ------     ----     -----    -----
Plan assets at fair value at end of measurement period......     1,526     1,571       --       --
                                                                ------     ----     -----    -----
FUNDED STATUS:..............................................      (265)     (60)     (595)    (598)
Unrecognized prior service cost.............................        28       17       (42)      (6)
Unrecognized net loss (gain) resulting from plan experience
  and changes in actuarial assumptions......................        97        6         6       (8)
Remaining unrecognized net asset at initial application.....        --       (5)       64       71
                                                                ------     ----     -----    -----
Net amount recognized at end of year........................    $ (140)    $(42)    $(567)   $(541)
                                                                ======     ====     =====    =====
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION
  CONSIST OF:
Prepaid benefit cost........................................    $  167     $210     $  --    $  --
Accrued benefit liability...................................      (308)    (252)     (567)    (541)
Intangible asset............................................        --       --        --       --
Accumulated other comprehensive income......................         1       --        --       --
                                                                ------     ----     -----    -----
Net amount recognized at end of year........................    $ (140)    $(42)    $(567)   $(541)
                                                                ======     ====     =====    =====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                           OTHER
                                                                                       POSTRETIREMENT
                                                              PENSION BENEFITS            BENEFITS
                                                            --------------------    --------------------
                                                            2000    1999    1998    2000    1999    1998
                                                            ----    ----    ----    ----    ----    ----
                                                                           (IN MILLIONS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost............................................    $ 37    $ 18    $ 20    $11     $ 6     $ 5
Interest cost...........................................     112      60      60     44      24      21
Expected return on assets...............................    (146)    (84)    (75)    --      --      --
Amortization of:
  Transition asset......................................      --      (1)     (1)     9       9       9
  Prior service cost....................................       3       2       2     (4)     (1)     (1)
  Actuarial loss........................................      --       1       2     --      --      (1)
                                                            ----    ----    ----    ---     ---     ---
Net periodic benefit cost...............................       6      (4)      8     60      38      33
Reduction in unrecognized prior service cost due to
  curtailment...........................................      --      --       2     --      --      --
Curtailment (gain) loss.................................      17      --       2     (4)     --      --
                                                            ----    ----    ----    ---     ---     ---
  Total (income) expense................................    $ 23    $ (4)   $ 12    $56     $38     $33
                                                            ====    ====    ====    ===     ===     ===

     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $805 million, $755 million and $507 million, respectively, as of December 31, 2000, and $348 million, $344 million and $183 million, respectively, as of December 31, 1999.

     The weighted-average assumed health care cost trend rate used in determining the 2000 accumulated postretirement benefit obligation covering CNH U.S. employees was 6.5%, and gradually declining to 5.5% in 2002 and remaining at that level thereafter. The weighted-average assumed health care cost trend rate used in determining the 1999 accumulated postretirement benefit obligation covering Case and New Holland U.S. employees was 7.0% and 7.5%, respectively, and gradually declining to 5.5% in 2002 and remaining at that level thereafter. The weighted-average assumed health care cost trend rate used in determining the 2000 accumulated postretirement benefit obligation related to Canadian employees was 8.0% and gradually declining to 5.5% in 2005 and remaining at that level thereafter. The weighted average assumed health care cost trend rate used in determining the 1999 accumulated postretirement benefit obligation related to Canadian employees was 8.5%, declining to 5.5% in 2005 and remaining at that level thereafter.

     Increasing the assumed health care cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2000, by approximately $85 million, and would increase the aggregate of the service cost and interest cost components of the net 2000 postretirement benefit cost by approximately $9 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2000, by approximately $69 million, and would decrease the aggregate of the service cost and interest cost components of the net 2000 postretirement benefit cost by approximately $7 million.

  Other Programs

     In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH's Belgian facilities initiated in 1991. Such liabilities were $14 million and $18 million at December 31, 2000 and 1999, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     As required by Italian labor legislation, an accrual for employee severance indemnities has been provided for a portion of CNH's Italian employees' annual salaries, indexed for inflation. At December 31, 2000 and 1999, the indemnity accruals were $73 million and $86 million, respectively.

  Defined Contribution Plans

     CNH has various defined contribution plans that cover certain U.S. and non-U.S. employees. New Holland has a savings plan for its U.S. salaried and hourly employees whereby employees may make pre-tax contributions of up to 15% of base compensation. New Holland will match 50% of the first 10% of a participant's contribution. This matching contribution is directed based on the participant's investment elections. During 2000, 1999 and 1998, New Holland contributed $5 million, $5 million and $6 million, respectively, to its prior savings plan. Case has a retirement savings plan pursuant to the Internal Revenue Code for its U.S. salaried employees. Under the retirement savings plan, certain salaried participants may make pre-tax contributions of up to 10% of base compensation. Case will match 100% of the first 8% of a participant's contribution in cash. Annually, Case makes a fixed contribution to the retirement savings plan equal to 4% of each participant's eligible compensation. During 2000 and 1999, Case contributed $15 million and $2 million, respectively, in matching contributions to its prior retirement savings plan and additional fixed contributions of $3 million and $9 million in 2000 and 1999, respectively. These contributions are net of forfeitures applied of $8 million and $0 million in 2000 and 1999, respectively. Subject to CNH's operating results, Case and New Holland may make additional profit sharing contributions to the retirement savings plan. Case made additional profit sharing contributions of $0 million and $4 million in 2000 and 1999, respectively.

     Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. salaried employees. The plan allows employee elective deferrals on a pretax basis of up to 10% of pay with the Company matching such deferrals at a rate of 70 cents for each dollar deferred. In addition to matching contributions the Company provides a fixed contribution of 5% of eligible salary per year.

NOTE 18: COMMITMENTS AND CONTINGENCIES

  Environmental

     CNH is involved in environmental remediation activities with regard to potential liabilities under U.S. federal, U.S. state and non-U.S. environmental laws. These activities involve non-owned Waste Sites and properties currently or formerly owned by CNH where it is believed there has been a release of hazardous substances. These properties comprise a number of sites currently or formerly operated by CNH or its predecessors. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations. All available evidence is considered, including prior experience in remediation of contaminated sites, other parties' share of liability at the Waste Sites and their ability to pay and data concerning the Waste Sites released by the U.S. Environmental Protection Agency or other organizations. These liabilities are included in the accompanying balance sheets at their undiscounted amounts.

     Based upon information currently available, management estimates potential environmental remediation, decommissioning, restoration, monitoring and other closure costs associated with current or formerly owned or operated facilities to be in the range of $64 million to $105 million. As of December 31, 2000, environmental

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

reserves of approximately $79 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH's financial position or results of operations.

  Product liability

     Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to existing claims will not have a material adverse effect on CNH's financial position or results of operations.

  Other Litigation

     CNH is the subject of various other legal claims arising from its operations, including product warranty, dealer disputes, workmen's compensation, customs and employment matters. In addition, certain of CNH's Brazilian subsidiaries are currently contesting certain claims made by the Brazilian tax authorities related to taxation and employer social contributions.

     Management is of the opinion that the resolution of these claims, individually and in the aggregate, will not have a material adverse effect on CNH's financial position or results of operations.

  Commitments

     Minimum rental commitments at December 31, 2000, under non-cancelable operating leases with lease terms in excess of one year are as follows (in millions):

                                                           AMOUNT
                                                           ------
  2001.................................................     $ 34
  2002.................................................       27
  2003.................................................       16
  2004.................................................       12
  2005 and thereafter..................................       59
                                                            ----
          Total minimum rental commitments.............     $148
                                                            ====

     Total rental expense for all operating leases was $38 million, $27 million and $18 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 19: EARNINGS (LOSS) PER SHARE

     The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations (in millions, except per share data):

                                                        FOR THE YEAR ENDED
                                                           DECEMBER 31,
                                                   ----------------------------
                     BASIC                          2000       1999       1998
                     -----                         ------      -----      -----
Net income (loss)..............................    $ (381)     $ 148      $ 258
Weighted-average shares outstanding............       213        149        149
Basic earnings (loss) per share................    $(1.79)     $0.99      $1.73
                                                   ======      =====      =====
DILUTED
-----------------------------------------------
Net income (loss)..............................    $ (381)     $ 148      $ 258
Effect of dilutive securities (when dilutive):
  Conversion of advance to capital
     subscription..............................       N/A         12        N/A
                                                   ------      -----      -----
Net income (loss) after adjustment for dilutive
  conversions..................................    $ (381)     $ 160      $ 258
                                                   ======      =====      =====
Weighted-average shares outstanding
   -- Basic....................................       213        149        149
Effect of dilutive securities (when dilutive):
  Conversion of advance to capital
     subscription..............................       N/A         16        N/A
                                                   ------      -----      -----
Weighted-average shares outstanding
   -- Diluted..................................       213        165        149
                                                   ======      =====      =====
Diluted earnings per share.....................    $(1.79)     $0.97      $1.73
                                                   ======      =====      =====

     Reference is made to Note 11, "Principal Shareholder's Advance to Capital," for further information regarding the advance to capital.

NOTE 20: SEGMENT AND GEOGRAPHICAL INFORMATION

SEGMENT INFORMATION

     CNH has three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services. Certain reclassifications have been made to conform the historical segment and geographical information to the current CNH management reporting format.

  Agricultural Equipment

     The agricultural equipment segment manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment.

  Construction Equipment

     The construction equipment segment manufactures and distributes a full line of construction equipment and has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Financial Services

     The financial services segment provides broad-based financial services for the global marketplace through various wholly owned subsidiaries and joint ventures in the United States, Canada, Argentina, Australia, Brazil and Europe. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment. CNH also facilitates and finances the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment yards. CNH also provides financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

     The accounting policies of the segments are described in Note 2, "Summary of Significant Accounting Policies." CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest expense, taxes and restructuring and other merger related costs, including the income of Financial Services on an equity basis. Transfers between segments are accounted for at market value.

     CNH's reportable segments are strategic business units that offer different products and services. Each segment is managed separately as they require different technology and marketing strategies.

     A summary of CNH's reportable segment information is set forth in the following table (in millions):

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                 2000          1999          1998
                                                                -------       -------       -------
REVENUES:
  Net sales
  Agricultural equipment....................................    $ 5,877       $ 3,904       $ 4,151
  Construction equipment....................................      3,460         2,045         1,323
                                                                -------       -------       -------
       Total net sales......................................      9,337         5,949         5,474
  External financial services...............................        677           324           223
  Intersegment financial services...........................         95            88           138
  Eliminations and other....................................        (95)          (88)         (138)
                                                                -------       -------       -------
       Total................................................    $10,014       $ 6,273       $ 5,697
                                                                =======       =======       =======
SEGMENT PROFIT (LOSS):
Agricultural equipment......................................    $   (95)      $   146       $   316
Construction equipment......................................        228           117           119
Financial services..........................................         26            72            60
                                                                -------       -------       -------
       Total................................................    $   159       $   335       $   495
                                                                =======       =======       =======
RECONCILIATION OF SEGMENT PROFIT (LOSS) TO CONSOLIDATED NET
  INCOME (LOSS):
Segment profit..............................................    $   159       $   335       $   495
Equipment Operations:
  Income tax (provision) benefit............................        159           (14)         (118)
  Interest expense..........................................       (542)         (154)          (79)
  Restructuring and other merger related costs..............       (157)          (19)          (40)
                                                                -------       -------       -------
     Net income (loss)......................................    $  (381)      $   148       $   258
                                                                =======       =======       =======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                 2000          1999          1998
                                                                -------       -------       -------
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
  (AT THE END OF YEAR):
Agricultural equipment......................................    $   203       $   254       $   209
Construction equipment......................................         55            51            --
Financial services..........................................         24            23             6
                                                                -------       -------       -------
       Total................................................    $   282       $   328       $   215
                                                                =======       =======       =======
DEPRECIATION AND AMORTIZATION:
Agricultural equipment......................................    $   253       $   130       $   104
Construction equipment......................................         83            33            22
Financial services..........................................         93            20             6
                                                                -------       -------       -------
       Total................................................    $   429       $   183       $   132
                                                                =======       =======       =======
SEGMENT ASSETS (AT THE END OF YEAR):
Agricultural equipment......................................    $ 6,895       $ 7,207       $ 2,710
Construction equipment......................................      3,275         3,614         1,107
Financial services..........................................      6,400         6,009         2,874
Eliminations and other......................................      1,007           848           605
                                                                -------       -------       -------
       Total................................................    $17,577       $17,678       $ 7,296
                                                                =======       =======       =======
EXPENDITURES FOR ADDITIONS TO LONG-LIVED ASSETS*:
Agricultural equipment......................................    $   134       $   167       $   122
Construction equipment......................................         79            46            26
Financial services..........................................        195            60            20
                                                                -------       -------       -------
       Total................................................    $   408       $   273       $   168
                                                                =======       =======       =======

------------
* Includes equipment on operating leases and property, plant and equipment.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

GEOGRAPHICAL INFORMATION

     The following highlights the results of CNH's operations by geographic area, by origin (in millions):

                                       UNITED              UNITED
                                       STATES    CANADA    KINGDOM    ITALY     BELGIUM    OTHER      TOTAL
                                       ------    ------    -------    ------    -------    ------    -------
At December 31, 2000, and for the
  year then ended:
Total revenues.....................    $4,344     $406     $1,348     $1,530     $423      $1,963    $10,014
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $1,265     $114     $  141     $  144     $ 85      $  368    $ 2,117
                                       ======     ====     ======     ======     ====      ======    =======
At December 31, 1999, and for the
  year then ended:
Total revenues.....................    $1,809     $293     $  902     $1,589     $511      $1,169    $ 6,273
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $1,439     $ 77     $  221     $  237     $ 81      $  377    $ 2,432
                                       ======     ====     ======     ======     ====      ======    =======
At December 31, 1998, and for the
  year then ended:
Total revenues.....................    $1,503     $480     $1,038     $1,509     $642      $  525    $ 5,697
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $  141     $ 27     $   84     $  281     $ 78      $  132    $   743
                                       ======     ====     ======     ======     ====      ======    =======

------------
* Includes equipment on operating leases and property, plant and equipment.

     CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable, as CNH primarily maintains a corporate presence in that country.

NOTE 21: RELATED PARTY INFORMATION

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing and certain foreign exchange and interest rate-related contracts from Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. At December 31, 2000, CNH's outstanding debt with Fiat and its affiliates was approximately 46% of its total debt. In 2000, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Reference is made to Note 9, "Short-Term Debt" and Note 10, "Long-Term Debt" for further information regarding financing with Fiat.

     CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting, cash management and legal services. In addition, CNH sells certain products to subsidiaries and affiliates of Fiat.

     CNH's principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., electric and mechanical components from Magneti Marelli S.p.A., castings from Teksid S.p.A., and lubricants from Fiat Lubrificanti S.p.A. CNH has an agreement by which the license fees paid to Fiat for certain trade names and brand marks is 0.3% of sales of related products. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

     Additionally, CNH participates in the stock option program of Fiat as described in Note 13, "Shareholders' Equity and Stock-Based Compensation."

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes CNH's sales, purchases, and finance income and expense with affiliates of Fiat and CNH dealer development companies and joint ventures (in millions):

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     --------------------------
                                                      2000      1999      1998
                                                     ------    ------    ------
Sales of equipment...............................    $   16    $   14    $   22
Sales to dealer development companies and joint
  ventures.......................................       256       259       261
                                                     ------    ------    ------
       Total sales to affiliates.................    $  272    $  273    $  283
                                                     ======    ======    ======
Purchase of materials, production parts,
  merchandise and services.......................    $  367    $  295    $  297
Finance and interest income......................    $   34    $   32    $   59
Interest expense.................................    $  291    $   79    $   56

     CNH management believes that the terms of sales and purchases provided to CNH by Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

NOTE 22: OTHER ACCRUED LIABILITIES

                                                               DECEMBER 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
                                                              (IN MILLIONS)
Warranty provisions......................................    $  292    $  298
Marketing and sales incentive programs...................       416       429
Accrued payroll..........................................       152       197
Value-added taxes and other taxes payable................       250       140
Other accrued expenses...................................       758       626
                                                             ------    ------
       Total other accrued liabilities...................    $1,868    $1,690
                                                             ======    ======

NOTE 23: GUARANTEE OF SUBSIDIARY'S OUTSTANDING DEBT SECURITIES

     At December 31, 2000, CNH fully, unconditionally and irrevocably guaranteed Case's $852 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. The following condensed financial statements present CNH Global N.V. (the parent company and guarantor of the debt securities), Case Corporation (the issuer of the debt securities), and all other subsidiaries. The 1999 statement of operations and statement of cash flows for Case Corporation include activity from November 12, 1999, the date of the merger, through December 31, 1999. In addition, for 1999, the costs of maintaining the CNH corporate offices were allocated to the operating subsidiaries. For 2000, the costs of the corporate offices were not allocated and a substantial majority of such cost was included in the Case Corporation statement of operations.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                     STATEMENTS OF OPERATIONS
                                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                   (IN MILLIONS OF U.S. DOLLARS)
                                                 -----------------------------------------------------------------
                                                  CNH                       ALL
                                                 GLOBAL      CASE          OTHER
                                                  N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 ------   -----------   ------------   ------------   ------------
Revenues:
  Net sales....................................  $  --      $4,000         $5,342         $  (5)        $ 9,337
  Finance and interest income..................     --         476            223           (22)            677
                                                 -----      ------         ------         -----         -------
                                                    --       4,476          5,565           (27)         10,014
Costs and Expenses:
  Cost of goods sold...........................     --       3,541          4,284            (5)          7,820
  Selling, general and administrative..........     17         663            572            (2)          1,250
  Research, development and engineering........     --         180            158            --             338
  Restructuring and other merger related
     costs.....................................     --          34            123            --             157
  Interest expense.............................     43         416            354           (20)            793
  Other, net...................................      6         207            (27)           --             186
                                                 -----      ------         ------         -----         -------
                                                    66       5,041          5,464           (27)         10,544
Equity in Income of Unconsolidated Subsidiaries
  and Affiliates...............................   (314)          2             45           273               6
                                                 -----      ------         ------         -----         -------
Income (loss) before taxes and minority
  interest.....................................   (380)       (563)           146           273            (524)
Income tax provision (benefit).................      1        (160)             6            --            (153)
Minority interest..............................     --          --             10            --              10
                                                 -----      ------         ------         -----         -------
Net income (loss)..............................  $(381)     $ (403)        $  130         $ 273         $  (381)
                                                 =====      ======         ======         =====         =======

                                                                     STATEMENTS OF OPERATIONS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                   (IN MILLIONS OF U.S. DOLLARS)
                                                 -----------------------------------------------------------------
                                                  CNH                       ALL
                                                 GLOBAL      CASE          OTHER
                                                  N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 ------   -----------   ------------   ------------   ------------
Revenues:
  Net sales....................................  $  --      $  620         $5,329         $  --          $5,949
  Finance and interest income..................     --          64            260            --             324
                                                 -----      ------         ------         -----          ------
                                                    --         684          5,589            --           6,273
Costs and Expenses:
  Cost of goods sold...........................     --         563          4,321            --           4,884
  Selling, general and administrative..........     11         105            610            --             726
  Research, development and engineering........     --          27            169            --             196
  Restructuring and other merger related
     costs.....................................     --          --             19            --              19
  Interest expense.............................     10          50            206            --             266
  Other, net...................................      8           9            (33)           --             (16)
                                                 -----      ------         ------         -----          ------
                                                    29         754          5,292                         6,075
Equity in Income of Unconsolidated Subsidiaries
  and Affiliates...............................    179          --             --          (170)              9
                                                 -----      ------         ------         -----          ------
Income (loss) before taxes and minority
  interest.....................................    150         (70)           297          (170)            207
Income tax provision (benefit).................      2         (25)            78            --              55
Minority interest..............................     --          --              4            --               4
                                                 -----      ------         ------         -----          ------
Net income (loss)..............................  $ 148      $  (45)        $  215         $(170)         $  148
                                                 =====      ======         ======         =====          ======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                       BALANCE SHEETS
                                                                   AS OF DECEMBER 31, 2000
                                                                (IN MILLIONS OF U.S. DOLLARS)
                                              -----------------------------------------------------------------
                                               CNH                       ALL
                                              GLOBAL      CASE          OTHER
                                               N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                              ------   -----------   ------------   ------------   ------------
ASSETS
--------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents.................  $   --     $   146        $  740        $    --        $   886
  Accounts and notes receivable.............   3,154       2,055         2,330         (3,902)         3,637
  Inventories...............................      --       1,080         1,294             --          2,374
  Deferred income taxes.....................      --         300           136             --            436
  Prepayments and other.....................      --         111           131             --            242
                                              ------     -------        ------        -------        -------
       TOTAL CURRENT ASSETS.................   3,154       3,692         4,631         (3,902)         7,575
                                              ------     -------        ------        -------        -------
Long-Term Receivables.......................      --       1,570         1,343           (400)         2,513
Property, Plant and Equipment, net..........      --         887           587             --          1,474
OTHER ASSETS:
  Investment in unconsolidated subsidiaries
     and affiliates.........................   2,564         111         2,292         (4,685)           282
  Equipment on operating leases, net........      --         555            88             --            643
  Goodwill and intangibles..................      --       3,512           305             --          3,817
  Other.....................................      --         711           562             --          1,273
                                              ------     -------        ------        -------        -------
       TOTAL OTHER ASSETS...................   2,564       4,889         3,247         (4,685)         6,015
                                              ------     -------        ------        -------        -------
       TOTAL................................  $5,718     $11,038        $9,808        $(8,987)       $17,577
                                              ======     =======        ======        =======        =======
LIABILITIES AND EQUITY
--------------------------------------------
CURRENT LIABILITIES:
  Current maturities of long-term debt......  $   --     $   912        $  737        $    --        $ 1,649
  Short-term debt...........................   3,188       2,575         1,850         (3,427)         4,186
  Accounts payable..........................      16         611           770           (141)         1,256
  Restructuring liability...................      --         189            62             --            251
  Other accrued liabilities.................      --         746         1,122             --          1,868
                                              ------     -------        ------        -------        -------
       TOTAL CURRENT LIABILITIES............   3,204       5,033         4,541         (3,568)         9,210
                                              ------     -------        ------        -------        -------
Long-Term Debt..............................      --       1,839         2,785           (734)         3,890
OTHER LIABILITIES:
  Pension, postretirement and postemployment
     benefits...............................      --         329           644             --            973
  Advance to capital........................      --          --            --             --             --
  Other.....................................      --         663           253             --            916
                                              ------     -------        ------        -------        -------
       TOTAL OTHER LIABILITIES..............      --         992           897             --          1,889
                                              ------     -------        ------        -------        -------
Commitments and Contingencies...............
Minority Interests..........................      --           8            66             --             74
SHAREHOLDERS' EQUITY:
  Common Shares.............................     143          --            14            (14)           143
  Paid-in capital...........................   2,991       3,600         1,664         (5,264)         2,991
  Treasury stock, at cost...................      (6)         --            --             --             (6)
  Retained earnings (deficit)...............    (213)       (360)          140            220           (213)
  Accumulated other comprehensive income
     (loss).................................    (399)        (74)         (299)           373           (399)
  Unearned compensation on restricted
     shares.................................      (2)         --            --             --             (2)
                                              ------     -------        ------        -------        -------
       TOTAL SHAREHOLDERS' EQUITY...........   2,514       3,166         1,519         (4,685)         2,514
                                              ------     -------        ------        -------        -------
       TOTAL................................  $5,718     $11,038        $9,808        $(8,987)       $17,577
                                              ======     =======        ======        =======        =======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                       BALANCE SHEETS
                                                                   AS OF DECEMBER 31, 1999
                                                                (IN MILLIONS OF U.S. DOLLARS)
                                            ---------------------------------------------------------------------
                                             CNH                         ALL
                                            GLOBAL       CASE           OTHER
                                             N.V.     CORPORATION    SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                            ------    -----------    ------------    ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............    $   --      $   214         $  252         $    --         $   466
  Accounts and notes receivable.........     2,911        2,282          1,880          (2,937)          4,136
  Inventories...........................        --        1,166          1,256              --           2,422
  Deferred income taxes.................        --          290            152              --             442
  Prepayments and other.................        --          220             84              --             304
                                            ------      -------         ------         -------         -------
       TOTAL CURRENT ASSETS.............     2,911        4,172          3,624          (2,937)          7,770
                                            ------      -------         ------         -------         -------
Long-Term Receivables...................        --        1,862          1,175              --           3,037
Property, Plant and Equipment, net......        --        1,270            605              --           1,875
OTHER ASSETS:
  Investment in unconsolidated
     subsidiaries and affiliates........     3,091          118          2,313          (5,194)            328
  Equipment on operating leases, net....        --          517             40              --             557
  Goodwill and intangibles..............        --        3,255            240              --           3,495
  Other.................................        --          419            206              (9)            616
                                            ------      -------         ------         -------         -------
       TOTAL OTHER ASSETS...............     3,091        4,309          2,799          (5,203)          4,996
                                            ------      -------         ------         -------         -------
       TOTAL............................    $6,002      $11,613         $8,203         $(8,140)        $17,678
                                            ======      =======         ======         =======         =======
       LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term
     debt...............................    $   --      $     6         $  124         $    --         $   130
  Short-term debt.......................     2,822        1,180          2,859          (1,908)          4,953
  Accounts payable......................        70          478            852             (38)          1,362
  Restructuring liability...............        --           90             12              --             102
  Other accrued liabilities.............        --          765            925              --           1,690
                                            ------      -------         ------         -------         -------
       TOTAL CURRENT LIABILITIES........     2,892        2,519          4,772          (1,946)          8,237
                                            ------      -------         ------         -------         -------
Long-Term Debt..........................        --        4,391          1,037          (1,000)          4,428
OTHER LIABILITIES:
  Pension, postretirement and
     postemployment benefits............        --          546            533              --           1,079
  Advance to capital....................     1,400           --             --              --           1,400
  Other.................................        --          593            161              --             754
                                            ------      -------         ------         -------         -------
       Total other liabilities..........     1,400        1,139            694              --           3,233
                                            ------      -------         ------         -------         -------
Commitments and Contingencies...........
Minority Interests......................        --            8             62              --              70
SHAREHOLDERS' EQUITY:
  Common Shares.........................        88           --             --              --              88
  Paid-in capital.......................     1,645        3,600          1,619          (5,219)          1,645
  Treasury stock, at cost...............        (6)          --             --              --              (6)
  Retained earnings (deficit)...........       250          (45)           251            (206)            250
  Accumulated other comprehensive income
     (loss).............................      (265)           1           (232)            231            (265)
  Unearned compensation on restricted
     shares.............................        (2)          --             --              --              (2)
                                            ------      -------         ------         -------         -------
       TOTAL SHAREHOLDERS' EQUITY.......     1,710        3,556          1,638          (5,194)          1,710
                                            ------      -------         ------         -------         -------
       TOTAL............................    $6,002      $11,613         $8,203         $(8,140)        $17,678
                                            ======      =======         ======         =======         =======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      STATEMENTS OF CASH FLOWS
                                                                FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                   (IN MILLIONS OF U.S. DOLLARS)
                                                 ------------------------------------------------------------------
                                                   CNH                       ALL
                                                 GLOBAL       CASE          OTHER
                                                  N.V.     CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 -------   -----------   ------------   ------------   ------------
Operating Activities:
  Net income (loss)............................  $  (381)    $ (403)        $  130        $   273         $ (381)
  Adjustments to reconcile net income (loss) to
    net cash from operating activities.........      298        745           (530)           676          1,189
                                                 -------     ------         ------        -------         ------
Net cash provided (used) by operating
  activities...................................      (83)       342           (400)           949            808
                                                 -------     ------         ------        -------         ------
Investing activities:
  Expenditures for property, plant and
    equipment..................................       --       (121)          (107)            --           (228)
  Expenditures for equipment on operating
    leases.....................................       --       (112)           (68)            --           (180)
  Other, net (primarily acquisitions and
    divestitures)..............................      (67)        61             51             67            112
                                                 -------     ------         ------        -------         ------
Net cash provided (used) by investing
  activities...................................      (67)      (172)          (124)            67           (296)
                                                 -------     ------         ------        -------         ------
Financing activities:
  Net increase (decrease) in indebtedness......      366       (251)         1,261         (1,252)           124
  Advance to capital...........................       --         --             --             --             --
  Dividends paid...............................      (82)        --           (156)           156            (82)
  Other, net...................................     (131)        20            (53)            80            (84)
                                                 -------     ------         ------        -------         ------
Net cash provided (used) by financing
  activities...................................      153       (231)         1,052         (1,016)           (42)
                                                 -------     ------         ------        -------         ------
Other, net.....................................       (3)        (7)           (40)            --            (50)
                                                 -------     ------         ------        -------         ------
Increase (decrease) in cash and cash
  equivalents..................................       --        (68)           488             --            420
Cash and cash equivalents, beginning of year...       --        214            252             --            466
                                                 -------     ------         ------        -------         ------
Cash and cash equivalents, end of year.........  $    --     $  146         $  740        $    --         $  886
                                                 =======     ======         ======        =======         ======

                                                                      STATEMENTS OF CASH FLOWS
                                                                FOR THE YEAR ENDED DECEMBER 31, 1999
                                                                   (IN MILLIONS OF U.S. DOLLARS)
                                                 ------------------------------------------------------------------
                                                   CNH                       ALL
                                                 GLOBAL       CASE          OTHER
                                                  N.V.     CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 -------   -----------   ------------   ------------   ------------
Operating Activities:
  Net income (loss)............................  $   148     $  (45)        $  215        $  (170)       $   148
  Adjustments to reconcile net income (loss) to
    net cash from operating activities.........   (2,338)       376            690          2,209            937
                                                 -------     ------         ------        -------        -------
Net cash provided (used) by operating
  activities...................................   (2,190)       331            905          2,039          1,085
                                                 -------     ------         ------        -------        -------
Investing activities:
  Expenditures for property, plant and
    equipment..................................       --        (50)          (160)            --           (210)
  Expenditures for equipment on operating
    leases.....................................       --        (34)           (29)            --            (63)
  Other, net (primarily acquisitions and
    divestitures)..............................   (1,823)       212         (2,788)           120         (4,279)
                                                 -------     ------         ------        -------        -------
Net cash provided (used) by investing
  activities...................................   (1,823)       128         (2,977)           120         (4,552)
                                                 -------     ------         ------        -------        -------
Financing activities:
  Net increase (decrease) in indebtedness......    2,822       (246)         1,309         (1,784)         2,101
  Advance to capital...........................    1,400         --             --             --          1,400
  Dividends paid...............................      (82)        --           (167)           167            (82)
  Other, net...................................     (137)         1            586           (542)           (92)
                                                 -------     ------         ------        -------        -------
Net cash provided (used) by financing
  activities...................................    4,003       (245)         1,728         (2,159)         3,327
                                                 -------     ------         ------        -------        -------
Other, net.....................................       (3)        --            (68)            --            (71)
                                                 -------     ------         ------        -------        -------
Increase (decrease) in cash and cash
  equivalents..................................      (13)       214           (412)            --           (211)
Cash and cash equivalents, beginning of year...       13         --            664             --            677
                                                 -------     ------         ------        -------        -------
Cash and cash equivalents, end of year.........  $    --     $  214         $  252        $    --        $   466
                                                 =======     ======         ======        =======        =======

                                                                     SCHEDULE II

                                CNH GLOBAL N.V.
               SCHEDULE II  -- VALUATION AND QUALIFYING ACCOUNTS
                         (IN MILLIONS OF U.S. DOLLARS)

                                            BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                            BEGINNING    COSTS AND      OTHER                     END OF
                                             OF YEAR      EXPENSE      ACCOUNTS    DEDUCTIONS      YEAR
                                            ----------   ----------   ----------   ----------   ----------
For the year ended December 31, 2000:
  Accounts and notes receivable...........     $197         $177         $ (7)(a)     $(98)        $269
For the year ended December 31, 1999:
  Accounts and notes receivable...........      128           58           71(b)       (60)         197
For the year ended December 31, 1998:
  Accounts and notes receivable...........      128           27           (2)(a)      (25)         128

------------
(a)  Reflects the impact of exchange rate changes.

(b) Reflects $118 million related to the acquisition of Case and $(47) million for the impact of exchange rate changes.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CNH GLOBAL N.V.
                                                       (Registrant)

                                                  /s/ MICHEL LECOMTE
                                          --------------------------------------
                                                      Michel Lecomte
                                               Chief Financial Officer and
                                              President, Financial Services

Dated: June 12, 2001

                               INDEX TO EXHIBITS

    EXHIBIT                            DESCRIPTION
    -------                            -----------

       1.1 Articles of Association of CNH Global N.V., as last amended on November 12, 1999.*

       1.2     Regulations of the Board of Directors of CNH Global N.V.
               dated December 8, 1999.*

       4.1     Outside Directors' Compensation Plan of CNH Global N.V.
               adopted November 12, 1999 and last amended on April 18, 2000.

       4.2     Equity Incentive Plan of CNH Global N.V. adopted November
               12, 1999.*

       8 See list of subsidiaries of registrant set forth in Item 4.C of this report.

      10.1     Credit Agreement dated 27 July 2000 between Fiat S.p.A., CNH
               Global N.V., Fiat Finance and Trade Ltd. S.A., New Holland
               Credit Company LLC, Case Corporation, Case Credit
               Corporation as Borrowers and The Banks and Chase Manhattan
               International Limited as Facility Agent and Euro Swing-Line
               Agent and The Chase Manhattan Bank as US Swing-Line Agent and ABN AMRO Bank N.V., Banca Intesa S.p.A., Chase Manhattan plc as Arrangers.

      10.2 Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc.
               as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan
               Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation
               (SEC File Number 33-80775-01) for the year ended December
               31, 2000 and incorporated herein by reference).

      10.3 First Supplemental Indenture dated as of March 28, 2000 among Case Corporation, CNH Global N.V., as guarantor, and
               The Bank of New York, as trustee, supplementing the Indenture dated as of July 31, 1995 between Case Corporation and The Bank of New York, as trustee.*

* Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.