Form 20-F
period 2001-12-31
CNH GLOBAL N V
filed 2002-05-24
CIK 1024519

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

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

                     WORLD TRADE CENTER, AMSTERDAM AIRPORT
                              TOWER B, 10TH FLOOR
                             SCHIPHOL BOULEVARD 217
                               1118 BH AMSTERDAM
                                THE NETHERLANDS
                    (Address of principal executive offices)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                                                    NAME OF EACH EXCHANGE
                  TITLE OF EACH CLASS                                                ON WHICH REGISTERED
                  -------------------                                               ---------------------
Common Shares, par value E0.45                                                            New York

       SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                OF THE ACT: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 277,100,298 Common Shares

     Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. [X]

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] or Item 18 [X].

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......    5
Item 2.   Offer Statistics and Expected Timetable.....................    5
Item 3.   Key Information.............................................    5
Item 4.   Information on the Company..................................   15
Item 5.   Operating and Financial Review and Prospects................   47
Item 6.   Directors, Senior Management and Employees..................   81
Item 7.   Major Shareholders and Related Party Transactions...........   88
Item 8.   Financial Information.......................................   90
Item 9.   The Offer and Listing.......................................   90
Item 10.  Additional Information......................................   91
Item 11.  Quantitative and Qualitative Disclosures About Market         101
          Risk........................................................
Item 12.  Description of Securities Other than Equity Securities......  104

                                  PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............  104
Item 14.  Material Modifications to the Rights of Security Holders and  104
          Use of Proceeds.............................................
Item 15.  [Reserved]..................................................  104
Item 16.  [Reserved]..................................................  104

                                  PART III

Item 17.  Financial Statements........................................  104
Item 18.  Financial Statements........................................  104
Item 19.  Exhibits....................................................  104
Index to Financial Statements.........................................  F-1

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     CNH Global N.V., formerly New Holland N.V., is incorporated in The Netherlands under Dutch law.

     CNH combines the operations of New Holland and Case Corporation as a result of their business merger on November 12, 1999. Effective with the closing of the merger, we changed our name to CNH Global N.V. As used in this report, "CNH" refers to CNH Global N.V. and its consolidated subsidiaries. In addition, "CNH" may refer to New Holland N.V. for financial information prior to the merger.

     As of April 30, 2002, Fiat S.p.A. owned approximately 84.6% of CNH's common shares. Fiat is one of the largest industrial groups in the world with major operations in auto making components, capital equipment, space, insurance, publishing and other sectors.

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

     Certain financial information in this report has been presented separately by geographic area. CNH defines its geographic areas as (1) North America, (2) Western Europe, (3) Latin America and (4) Rest of World. As used in this report, all references to "North America," "Western Europe," "Latin America" and "Rest of World" are defined as follows:

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

     - Latin America -- Mexico, Central and South America, and the Caribbean Islands.

     - Rest of World -- Those areas not included in North America, Western Europe and Latin America, as defined above.

     Certain market and share information in this report has been presented as "worldwide," which includes all countries, with the exception of India and China. In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

                                 *  *  *  *  *

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this report, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue," or similar terminology.

     Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes as well as our ability to integrate effectively the operations and employees of New Holland and Case, and to execute our multiple brand strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of this Form 20-F: "Item 3. Key Information;" "Item 4. Information on the Company -- CNH Business Strategy,"
"-- Competition," "-- Seasonality and Production Schedules" and
"-- Environmental Matters;" "Item 5. Operating and Financial Review and Prospects;" and "Item 6. Directors, Senior Management and Employees -- Employees."

     We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA.

     The financial data set forth below at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, have been derived from the audited consolidated financial statements of CNH included herein. Financial data at December 31, 1999, 1998, and 1997, and for the years ended December 31, 1998 and 1997, have been derived from our published financial statements.

     CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2001 in accordance with U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the 2001 presentation.

     CNH acquired Case on November 12, 1999, which approximately doubled the annual revenues and asset base of CNH. The accompanying selected financial data reflects the historical operating results of CNH, including the results of operations of Case since November 12, 1999. As a result of this acquisition, the historical financial statements may not be comparable from year to year.

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------
                                               2001        2000        1999        1998        1997
                                             --------    --------    --------    --------    --------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                        (SHARES OUTSTANDING IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenues:
Net sales..................................  $  9,030    $  9,337    $  5,949    $  5,474    $  5,798
Finance and interest income................       685         704         324         223         193
                                             --------    --------    --------    --------    --------
     Total revenues........................     9,715      10,041       6,273       5,697       5,991
                                             ========    ========    ========    ========    ========
Net income (loss)..........................  $   (332)   $   (381)   $    148    $    258    $    388
                                             ========    ========    ========    ========    ========
Per share data:
  Basic earnings (loss) per share..........  $  (1.20)   $  (1.79)   $   0.99    $   1.73    $   2.60
  Diluted earnings (loss) per share........     (1.20)      (1.79)       0.97        1.73        2.60
Cash dividends declared per common share...      0.10        0.55        0.55        0.55        0.55
BALANCE SHEET DATA (AS OF YEAR END):
Total assets...............................  $ 17,212    $ 17,577    $ 17,678    $  7,296    $  6,330
Long-term debt, including current
  maturities...............................     6,646       5,539       4,558       1,011         651
Shareholders' equity.......................     1,909       2,514       1,710       1,784       1,621
Common Shares E0.45 par value..............       143         143          88          88          88
Shares outstanding.........................   277,100     277,175     149,660     149,000     149,000

     B. CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

     D. RISK FACTORS.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

     WE MAY NOT FULLY REALIZE, OR REALIZE WITHIN THE ANTICIPATED TIME FRAME, THE ANTICIPATED BENEFIT OF THE MERGER OF NEW HOLLAND AND CASE.

     CNH combines the operations of New Holland and Case as a result of their merger on November 12, 1999. A key strategic objective of the merger is the realization of at least $600 million in expected profit improvements by year-end 2003. We have already achieved approximately $433 million of annual profit improvements in 2001 as compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. In addition, our goal is to achieve an additional $250 million in annual merger-related and other profit improvements by year-end 2005, relating mainly to savings in materials costs and rationalization of our plants and parts depots. Our ability to realize at least the remaining $167 million of merger-related profit improvements by year-end 2003 or our goal of an additional $250 million of merger-related and other profit improvements by year-end 2005 depends on, among other things, our ability to complete the following cost-containment initiatives:

     - Reduction of manufacturing cost -- Through February 2002, we have divested, closed or reconfigured approximately 15 plants and eight parts depots in order to concentrate production in lower-cost plants and increase capacity utilization. We are in the process of closing or reconfiguring six more plants. In addition, we need to complete our plans for outsourcing non-core manufacturing activities.

     - Rationalization of supplier base -- We have undertaken a project to rationalize our supplier base, reducing the number of our suppliers from over 6,000 to approximately 3,000 by 2004. By the end of 2001, we had reduced the number of our suppliers to approximately 5,100.

     Our failure to complete these initiatives could cause us not to realize fully our anticipated profit improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

     OUR SUCCESS DEPENDS ON THE IMPLEMENTATION OF NEW PRODUCT INTRODUCTIONS, WHICH WILL REQUIRE SUBSTANTIAL EXPENDITURES.

     Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

     -  the economy;

     -  competition;

     -  customer acceptance; and

     -  the strength of our dealer networks.

     As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the market shares our new products will achieve. Over the next few years, we expect that new products will generate a substantial portion of our revenues. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. You should read the discussion under the heading "Item 4. Information on the Company -- Business Overview -- Products and Markets" for a more detailed discussion regarding our new and existing products.

     Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

    PRODUCTION CAPACITY CONSTRAINTS AND INVENTORY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Changes in demand for our products and our program to rationalize our manufacturing facilities and realign our manufacturing process have at times resulted in, and may in the future result in, temporary constraints upon our ability to produce the quantities necessary to fill orders and thereby effect sales in a timely manner. A prolonged delay in our ability to fulfill orders on a timely basis could adversely affect our operations. In addition, we rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. An interruption in the supply of or a significant increase in the price of any component part could adversely affect our profitability or our ability to obtain and fulfill orders. Moreover, our continuous development and production of new products often involves the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations.

     Our sales are influenced by the volume of inventories of finished products maintained by us and our dealers. Our management believes that we and our dealers have generally managed inventories in a relatively prudent manner, which could cause us to lose certain sales as a result of product unavailability at certain locations during periods of increased demand. However, in periods of sudden declines in industry demand, larger inventories could lead to substantial excesses in supply over demand, causing future reductions in our manufacturing schedules and adversely impacting our operating results.

    OUR UNIONIZED LABOR FORCE AND OUR CONTRACTUAL AND LEGAL OBLIGATIONS UNDER COLLECTIVE BARGAINING AGREEMENTS AND LABOR LAWS COULD SUBJECT US TO GREATER RISKS OF WORK INTERRUPTION OR STOPPAGE AND IMPAIR OUR ABILITY TO ACHIEVE COST SAVINGS.

     Labor unions represent most of our production and maintenance employees worldwide. Although we believe our relations with our unions are positive, we cannot be certain that future issues with labor unions will be resolved favorably or that we will not experience a work interruption or stoppage which could adversely affect our business.

     In Europe, our employees are protected by various worker protection laws which afford employees, through local and central works councils, rights of consultation with respect to specific matters involving their employers' business and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

    AN INCREASE IN HEALTH CARE OR PENSION COSTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Health care inflation rates in the United States have increased significantly, leading to higher costs for both active and retired employees. Should such inflation rates continue, we may record additional charges or make changes to our benefit plans. In addition, recent fluctuations in the financial markets have caused the valuation of the assets in our defined benefit pension plans to decrease, which has resulted in an under-funding of some of our defined benefit pension plans and the recognition of a minimum pension liability on our balance sheet. We cannot assure you that future fluctuations in the financial markets will not result in additional under-funding of our defined benefit pension plans and require contributions by us that could adversely affect our financial position.

     FUTURE UNANTICIPATED EVENTS MAY REQUIRE US TO TAKE ADDITIONAL RESERVES RELATING TO OUR NON-CORE FINANCING ACTIVITIES.

     Beginning in 1998, as part of a diversification strategy for its Financial Services operations, Case expanded into the financing of trucks and trailers, marine vessels and agricultural and construction equipment sold through its competitors' dealers. As a result of a deterioration in these markets, we recorded significant losses in 2000 and 2001 in our Financial Services operations. In late 2000 and throughout 2001, we discontinued lending in these non-core areas. We believe we have established adequate reserves for possible losses on these receivables from our non-core financing activities. However, future unanticipated events may affect our customers' ability to repay their obligations or reduce the value of the underlying assets and therefore require us to increase our reserves, which could materially adversely affect our financial condition and results of operations.

    WE ARE SUBJECT TO CURRENCY EXCHANGE RATE FLUCTUATIONS AND INTEREST RATE CHANGES, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. In 2001, unfavorable currency exchange rate fluctuations had an adverse impact on our financial condition and results of operations, while lower interest rates had a slightly favorable impact. We manage these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with counterparties that are members of the Fiat Group. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are members of the Fiat Group, could adversely affect us.

     Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial condition or the price of our common shares.

    TO REALIZE ADDITIONAL COST SAVINGS AND SYNERGIES, WE MUST COMPLETE THE INTEGRATION AND REENGINEERING OF A NUMBER OF CORE MANAGEMENT PROCESSES.

     Our ability to realize cost savings and synergies from the merger of New Holland and Case will depend, in part, on our success in completing the integration and, in many cases, reengineering of the different management systems used throughout the two companies before the merger. We are focusing our efforts, among other things, on reengineering product development and supply chain management, as well as integrating the finance, information systems, human resources and other administrative functions of the New Holland and Case operations. This integration process has taken longer than we anticipated due to the departure of a significant number of former Case executives and corporate staff after the merger and the complexity of coordinating geographically widespread organizations.

    TURNOVER IN FINANCE AND ACCOUNTING STAFF MAY ADVERSELY IMPACT OUR FINANCIAL REPORTING PROCESS.

     Turnover in corporate staff in our finance and accounting area has prolonged the process of integrating our Case and New Holland operations and created the risk that we may not have accurate and timely information for decision making and financial reporting purposes. Our independent auditors noted this risk to our management and Board of Directors in connection with our 2000 and 2001 audits. Management has implemented, and is continuing to implement, a plan to address these issues, including hiring additional personnel and the adoption of uniform accounting procedures throughout our operations. We believe that the measures we are taking, once fully implemented, will resolve the matters noted by our auditors before the audit of our 2002 financial statements. However, we cannot assure you that we will be successful in implementing this plan within that timeframe.

     WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

     Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. We cannot predict with any degree of certainty the costs of compliance or other liability related to such laws and regulations in the future and such future costs could significantly affect our business, financial condition and results of operations.

     On July 17, 2001, the European Commission issued a Statement of Objections alleging that our French and Italian subsidiaries adopted practices leading to the prevention of sales outside of dealer territories. We submitted a reply to the European Commission and a hearing was held on January 28, 2002. As of the date of this report, the Commission has not provided a ruling. The Commission has the power to assess a wide range of fines, penalties and sanctions, which may be significant. Any fines would be assessed by the Commission only after a ruling by the Commission that these subsidiaries engaged in anti-competitive practices. We believe that the allegations should be dismissed. However, we are unable to predict the outcome of this proceeding and, while we intend to appeal the decision if the outcome is unfavorable, we cannot assure you that any fine the Commission might impose would not have a material adverse impact on our business, financial condition and results of operations.

     Political developments and government regulations and policies in the countries in which we operate directly affect the demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities in the European Union or of subsidy payments for farmers in the U.S. would likely result in a decrease in demand for agricultural equipment. A decrease in the demand for agricultural equipment could adversely affect our sales, growth and results of operations.

     WE MAY BECOME SUBJECT TO U.S. WITHHOLDING TAX ON INTERCOMPANY LENDING, WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     CNH Global N.V., the Dutch parent company, makes intercompany loans to our U.S. subsidiaries. The Netherlands -- United States Income Tax Convention, as amended, exempts from U.S. withholding tax the payment of interest to us on intercompany lending provided that, among other considerations, our shares are substantially and regularly traded. To qualify for this exemption, one of the requirements is that the annual trading volume of our common shares must be at least 6% of the average number of our issued and outstanding common shares. We believe that we presently satisfy the trading volume requirements of the Netherlands-U.S. treaty. Our trading volume, annualized based on trading volume from January to April 2002, was 12.3%. If the trading volume were to decline below the 6% threshold, the interest payments that would be subject to withholding tax would give rise to an annual incremental tax expense of approximately $15 million. If this were to occur, we would consider alternative funding strategies that may mitigate this cost. However, we cannot ensure that such strategies would be successful.

     THE LOSS OF SERVICES OF ARTHUR ANDERSEN LLP COULD ADVERSELY AFFECT INVESTORS IN OUR COMMON SHARES OR CAUSE US SIGNIFICANT COST OR DELAY.

     Arthur Andersen LLP and its international affiliates provide us with auditing services, including issuing an audit report with respect to our financial statements contained in this report. Arthur Andersen LLP is the subject of civil litigation, and is currently defending an obstruction of justice charge in a criminal trial in the U.S. District Court for the Southern District of Texas with respect to its activities in connection with Enron Corp. It is possible that the criminal proceeding against Arthur Andersen LLP may result in a conviction. As a result of the foregoing, Arthur Andersen LLP may fail, may merge with or have its assets sold to a third party, or may lose critical personnel. In the event that Arthur Andersen LLP fails or does not otherwise continue in business, Arthur Andersen LLP may have insufficient assets to satisfy any claims made with respect to this report. The SEC may decline to accept financial statements audited by Arthur Andersen LLP if the firm is convicted or is unable to represent to us that there was appropriate continuity of Arthur Andersen LLP personnel working on our audit and availability of national office consultation. In the event that Arthur Andersen LLP is unable to continue to provide audit services to us, or if the SEC declines to accept financial statements audited by Arthur Andersen LLP, we could experience significant additional cost or delay in completing our periodic reports required to be filed with the SEC.

RISKS PARTICULAR TO THE INDUSTRIES IN WHICH WE OPERATE

     WE OPERATE IN A HIGHLY CYCLICAL INDUSTRY, WHICH COULD ADVERSELY AFFECT OUR GROWTH AND RESULTS OF OPERATIONS.

     Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

     - the credit quality, availability and prevailing terms of credit for customers;

     -  our access to credit;

     -  adverse political and economic developments in our existing markets;

     -  the response of our competitors to adverse cyclical conditions; and

     -  dealer inventory management.

     In addition, our operating profits are susceptible to a number of industry-specific factors, including:

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

     -  public spending on infrastructure;

     -  volatility of sales to rental companies;

     -  real estate values; and

     -  interest and inflation rates.

  Financial Services

     - cyclical nature of the above mentioned agricultural and construction equipment industries which are the primary customers for our financial services;

     -  interest rates;

     -  general economic and capital market conditions; and

     -  used equipment prices.

     The nature of the agricultural and construction equipment industries are such that a downturn in demand can occur suddenly, resulting in excess inventories and production capacity and reduced prices for new and used equipment. These downturns may be prolonged and may result in significant losses to us during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake additional restructuring.

     SIGNIFICANT COMPETITION IN THE INDUSTRIES IN WHICH WE OPERATE MAY RESULT IN OUR COMPETITORS OFFERING NEW OR BETTER PRODUCTS AND SERVICES OR LOWER PRICES, WHICH COULD RESULT IN A LOSS OF CUSTOMERS AND A DECREASE IN OUR REVENUES.

     The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KGaA and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar Inc., Komatsu Construction Equipment and Volvo Construction Equipment Corporation; regional full-line manufacturers, which have a strong position in one market but not a global presence, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

     If we are unable to compete successfully with other agricultural or construction equipment manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the agricultural and construction equipment businesses may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

     Banks, finance companies and other financial institutions compete with our Financial Services operations. We may be unable to compete successfully in our Financial Services operations with larger companies that have substantially greater resources or that offer more services than we do.

     STRUCTURAL DECLINES IN THE DEMAND FOR AGRICULTURAL OR CONSTRUCTION EQUIPMENT COULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

     The agricultural equipment business experienced a period of major structural decline in the number of units sold and substantial industry-wide overcapacity during the 1980s and early 1990s followed by a period of consolidation among agricultural equipment manufacturers. Following a brief period of increasing industry volumes in the mid to late 1990s, the number of units sold, particularly of high horsepower agricultural tractors and combines, began to steadily decline again in 1999. This decline continued in 2000 and 2001. Our sales of agricultural equipment declined in line with the industry. In response to these adverse conditions, many companies, including us, have undertaken restructuring programs to further reduce capacity. We cannot assure you that the agricultural equipment industry will not continue to experience declines or that unit sales will ever return to levels experienced in the mid to late 1990s.

     The construction equipment business also experienced a major structural decline in the number of units sold during 2001. Our sales of construction equipment declined in line with the industry. As with the agricultural equipment industry, we cannot assure you that the construction equipment industry will not continue to experience a decrease in demand.

     A decrease in industry-wide demand for agricultural and construction equipment or a lack of recovery in the number of unit sales could result in lower sales of our equipment and hinder our ability to operate profitably.

    AN OVERSUPPLY OF USED AND RENTAL EQUIPMENT MAY ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

     In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, there has been consolidation of some commercial rental agencies into nationwide rental conglomerates, such as United Rentals, Inc. and NationsRent, Inc. These larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, particularly in light construction equipment.

     When this equipment comes off lease or is replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment which could adversely impact used equipment prices. If used equipment prices decline significantly, sales of new equipment could be depressed. As a result, an oversupply of used equipment could adversely affect demand for, or the market prices of, our new and used equipment. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our financial performance.

     THE AGRICULTURAL EQUIPMENT INDUSTRY IS HIGHLY SEASONAL, AND SEASONAL FLUCTUATIONS MAY CAUSE OUR RESULTS OF OPERATIONS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     The agricultural equipment business is highly seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and the highest in the second quarter.

    WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING OR FUTURE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emissions levels of our manufacturing facilities and the emissions levels of our equipment products. In addition, we are currently conducting environmental investigations or remedial activities at a number of our properties. We expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. In 2001, we capitalized approximately $3.0 million of costs relating to compliance with environmental regulations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

RISKS RELATED TO OUR SUBSTANTIAL INDEBTEDNESS

     OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL
     CONDITION.

     We are highly leveraged and have substantial debt in relation to our shareholders' equity. As of December 31, 2001, we had an aggregate of $9,863 million of outstanding indebtedness, and we are heavily dependent on asset-backed securitization (ABS) transactions to fund our Financial Services activities in North America and Australia.

     Our high level of debt could have important consequences to our investors, including:

     - we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

     - we will need to use a substantial portion of our cash flow from operations to pay principal of and interest on our debt, which will reduce the amount of funds available to us for other purposes;

     - we are more highly leveraged than our primary competitors, which could put us at a competitive disadvantage;

     - we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business; and

     - we may not be able to access the ABS markets, which may adversely affect our ability to fund our Financial Services business.

     To service our indebtedness, we will need to generate a significant amount of cash, which will depend on many factors beyond our control.

     Our ability to satisfy our debt obligations will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations, or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect our business and the market value of our common shares.

    RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

     The agreements governing our indebtedness include certain covenants that restrict, among other things:

     - sales and leasebacks of assets above certain levels of tangible assets;

     - the creation of certain liens; and

     - consolidations, mergers and transfers of all or substantially all of our assets.

     We are currently in compliance with the covenants and restrictions contained in our debt agreements. However, our ability to continue to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

    CREDIT DOWNGRADES OF US AND FIAT HAVE AFFECTED OUR ABILITY TO BORROW FUNDS AND MAY CONTINUE TO DO SO.

     Our ability to borrow funds and our cost of funding depend on our and Fiat's credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.

     Beginning in the fourth quarter of 2000 and continuing through 2001, our ability to access the commercial paper market through the Case Corporation and Case Credit programs was significantly reduced due to downgrades in the credit ratings of those subsidiaries. In April 2001, Standard & Poor's Ratings Services downgraded the long-term corporate credit ratings of CNH, Case Corporation and Case Credit Corporation and related entities to BB from BBB- and also lowered the short-term debt ratings of such entities to B, with a negative outlook. In April 2001, Moody's Investors Service Inc. lowered its long-term and short-term debt ratings of Case Corporation to Ba2 and NP from Baa3 and P-3, respectively, also with a negative outlook. At the same time, Moody's downgraded Fiat's long-term debt rating from A3 to Baa2. In addition, in June 2001, Standard & Poor's downgraded Fiat's short-term rating from A-2 to A-3.

     In February 2002, Moody's announced that it was reviewing the long-term debt rating of Ba2 for Case Corporation and Case Credit, as well as Fiat's Baa2 long-term and P-2 short term debt ratings, for possible downgrade. In April 2002, Standard & Poor's placed Fiat's A-3 short-term corporate credit rating on credit watch with negative implications. In May 2002, Fitch Ratings announced that it had placed Fiat's BBB senior unsecured and F2 short-term ratings on Rating Watch Negative. At the same time, Fitch's F2 short-term rating for New Holland Credit Company's U.S. commercial paper program, which is guaranteed by Fiat, was placed on Rating Watch Negative.

     We cannot assure you that the rating agencies will not further downgrade our or Fiat's credit ratings. These downgrades have already affected our ability to borrow funds, and further ratings downgrades of either our or Fiat's debt could adversely affect our ability to access the capital markets or borrow funds at current rates. Our E155 million securitization program for the sale of receivables contains a provision that might require us to terminate the sale of receivables into the facility in the event of a ratings downgrade of Fiat's long-term unsecured debt below BB- (by Standard & Poor's) or Ba3 (by Moody's). We are attempting to restructure this facility so that a ratings downgrade is linked to an increase in the level of the collateral, instead of the termination of the sale of receivables into the facility. However, we cannot ensure that our efforts will be successful.

    OUR EVALUATION OF ALTERNATIVE SOURCES OF FUNDING AT COMPETITIVE RATES FOR CNH CAPITAL IS AT AN EARLY STAGE; WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING ANY OF THESE ALTERNATIVES.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat's debt could adversely affect CNH Capital's ability to continue to offer attractive financing to its dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing.

     In the event that we were to consummate one or more of the above-described joint venture transactions or related funding arrangements relating to CNH Capital, it is likely that there would be a material impact on CNH Capital's results of operations, financial condition, liquidity and capital resources. Due to the very preliminary stage of our evaluation process, we cannot assure that we will be successful in identifying suitable partners or in concluding such transaction(s) or arrangement(s) on terms satisfactory to us, or that we will realize the anticipated savings in cost of funding, enhanced range of products and services, improved competitiveness and other projected benefits from such transaction(s) or arrangement(s).

RISKS RELATED TO OUR RELATIONSHIP WITH FIAT

    BECAUSE FIAT OWNS A SIGNIFICANT MAJORITY OF OUR COMMON SHARES, INVESTORS WILL NOT BE ABLE TO AFFECT THE OUTCOME OF ANY SHAREHOLDER VOTE OR CHANGE IN CONTROL.

     Fiat owns, indirectly through Fiat Netherlands Holding N.V., 84.6% of our outstanding common shares. For as long as Fiat continues to own shares of our common shares representing more than 50% of the combined voting power of our common shares, it will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

     - mergers or other business combinations;

     - the acquisition or disposition of assets;

     -  the incurrence of indebtedness; and

     -  the payment of dividends on our common shares.

     Fiat's high level of ownership of our shares may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common shares at a premium over their market price and may otherwise adversely affect the market price of our common shares.

     OUR TRANSACTIONS WITH FIAT MAY CREATE CONFLICTS OF INTEREST DUE TO FIAT'S OWNERSHIP OF OUR COMMON SHARES.

     We rely on Fiat to provide us with financial support, and we also purchase goods and services from Fiat. Fiat's ownership of a substantial majority of our common shares and ability to direct the election of all the members of our board of directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

     IN THE EVENT THAT FIAT DECIDES NOT TO OR IS UNABLE TO CONTINUE TO FINANCE OUR OPERATIONS OR PROVIDE US WITH CERTAIN PRODUCTS AND SERVICES, OUR COSTS COULD INCREASE, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We rely on Fiat to provide either guarantees or funding in connection with some of our external financing needs, including the short-term credit facilities that we used to finance the merger of Case and New Holland. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. We also rely on Fiat to provide us with some other financial products to hedge our foreign exchange and interest rate risk, cash management services and other accounting and administrative services. The terms of any alternative sources of these products or services may not be as favorable as those provided or facilitated by Fiat.

ITEM 4. INFORMATION ON THE COMPANY

     A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     CNH Global N.V. is a corporation organized under the laws of the Kingdom of The Netherlands, with a registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +(31)-20-46-0429). It was incorporated on August 30, 1996. CNH's agent for purposes of service of process in the United States is Roberto Miotto, 100 South Saunders Road, Lake Forest, Illinois 60045 (telephone number: +(1)-847-955-3910).

     We are a leading manufacturer of agricultural equipment throughout the world, the third largest manufacturer of construction equipment and one of the world's largest equipment finance companies. We distribute our strong, globally recognized brands in over 160 markets through an extensive network of approximately 11,700 dealers and distributors.

     We combine the operations of New Holland and Case as a result of their business merger on November 12, 1999. Effective with the closing of the merger, New Holland changed its name to CNH. As used in this report, all references to "New Holland" or "Case" refer to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

     On November 12, 1999, New Holland acquired Case for $4,600 million in cash, including related costs and expenses. CNH financed the merger with total borrowings of $3,000 million under short-term credit facilities, an advance to capital of $1,400 million from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat, and available cash of $200 million.

     In approving the merger, the European and U.S. regulatory authorities identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. We have addressed these competitive concerns by divesting the required product lines and facilities.

     For a listing of our acquisitions and divestitures see Note 3, "Acquisitions and Divestitures of Businesses and Investments" to the Consolidated Financial Statements.

     B. BUSINESS OVERVIEW.

GENERAL

     We are one of the world's leaders in the engineering, manufacturing, marketing and distribution of agricultural and construction equipment. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services. We believe that we are the largest manufacturer of agricultural equipment in the world based on units sold, one of the largest manufacturers of construction equipment based on units sold and have one of the industry's largest equipment finance operations.

     We market our products globally through our highly recognized Case, Case IH, New Holland, Steyr, Fiat-Hitachi, FiatAllis, O&K and Kobelco brand names. We manufacture our products in 47 facilities throughout the world and distribute our products in over 160 countries through an extensive network of approximately 11,700 dealers and distributors.

     We are the only global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in every significant geographic and product category in both businesses. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

     In agricultural equipment, we believe we are the leading global manufacturer of agricultural tractors and we also have leading positions in combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are the world leader in backhoe loaders and wheeled excavators, second in the world in skid steer loaders and the market leader in Western Europe in crawler excavators. We also have leading positions in wheel loaders, crawler dozers and graders. In addition, we provide a complete range of replacement parts and services to support our equipment. In 2001, our sales of agricultural equipment represented approximately 63% of our net revenues, sales of construction equipment represented approximately 30% of our net revenues and Financial Services represented approximately 7% of our net revenues. Our net sales from Equipment Operations were approximately $9,030 million in 2001.

     We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. In 2001, approximately 46% of our net sales were generated from sales in North America, approximately 35% in Western Europe, approximately 7% in Latin America and approximately 12% in the Rest of World including the Asia-Pacific region, Africa, the Middle East and Eastern Europe. Our broad manufacturing base includes facilities in Europe (Belgium, France, Italy and the United Kingdom), Latin America (Brazil), North America (the United States and Canada), India and Australia. We also participate in manufacturing joint ventures in China, Mexico, Turkey, Uzbekistan and Pakistan, where these operations are among the market leaders.

     In North America, we offer a range of Financial Services products, including retail financing for the purchase or lease of new and used CNH and other equipment manufacturers' products and other retail financing programs. To facilitate the sale of our products, we offer wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We offer retail financing in Brazil and Australia through wholly owned subsidiaries and in Western Europe through a joint venture with a major European bank. These activities represent future growth opportunities. At December 31, 2001, our serviced portfolio of receivables, including receivables owned and receivables serviced for others, was approximately $11.0 billion. Our revenues from Financial Services were approximately $739 million in 2001.

MERGER INTEGRATION AND DEVELOPMENT PLAN

     CNH combines the operations of New Holland and Case as a result of their merger in November 1999. Effective with the closing of the merger, New Holland changed its name to CNH. As used in this report, all references to "New Holland" or "Case" refer to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands. New Holland acquired Case for $4,600 million in cash, including related costs and expenses. We financed the merger with total borrowings of $3,000 million under short-term credit facilities, an advance to capital of $1,400 million from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat, and available cash of $200 million. Management believes that the benefits of this combination include:

     - strengthening our position as a global, full-line manufacturer and distributor of agricultural and construction equipment products;

     - leveraging some of the most well-recognized brands in agricultural and construction equipment; and

     - reducing costs by integrating and rationalizing the manufacturing, supply chain management, distribution and administrative functions of the combined companies.

     As a result of our merger integration and development plan, we expect to achieve over $600 million in annual merger-related profit improvements by year-end 2003, including the approximately $433 million of annual profit improvements achieved in 2001 as compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. In addition, our goal is to achieve an additional $250 million in annual merger-related and other profit improvements by year-end 2005, relating mainly to savings in materials costs and rationalization of our plants and parts depots.

     The merger-related profit improvements are being achieved in the following areas:

     Cross-Selling -- The merger of New Holland and Case has allowed us to enhance revenues and gross profits by selling historical New Holland products to Case customers and historical Case products to New Holland customers. As an interim step towards our planned common platform approach, we have expanded the market reach of many of our products by making relatively minor changes to existing products and rebranding them for distribution in another dealer network. Cross-selling revenues are measured by product line and accounted for approximately $177 million in additional revenue for us in 2001 and merger-related profit improvements of $35 million.

     Materials Costs -- We have been able to achieve cost savings on materials in a number of ways. The merger has permitted us to benefit from the savings associated with higher volume materials purchases. In addition, we have reevaluated our supplier network and, in some cases, changed suppliers to enhance cost savings. Our manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some of our components.

     For 2001, our management has classified all materials cost savings as merger-related profit improvements. Materials cost savings were approximately $50 million in 2000 and $75 million in 2001.

     Manufacturing, Depot and Other -- We have realized further cost savings by implementing our plan to rationalize production and close manufacturing plants and parts depots. These actions are evaluated on a plant-by-plant basis and are net of any costs that we incur in order to close a particular plant. Plant rationalization and closures resulted in net cost savings of $58 million in 2001. As the plant and depot rationalization plan continues, we expect continued merger-related cost savings in this area.

     Selling, General and Administrative -- The merger and our merger-related restructuring plans have reduced SG&A expenses throughout our business by combining functions, reducing employment levels and outsourcing non-core functions. Our management has determined to classify all profit improvements from reductions in SG&A expenses for the period from the merger to the end of 2001 (and only for that period) as merger-related profit improvements. Accordingly, we realized merger-related profit improvements from SG&A reductions of $96 million and $110 million in 2000 and 2001, respectively, and will not record any such improvements in future periods.

     In approving the merger, the European and U.S. regulatory authorities identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. We have addressed these competitive concerns by divesting the required product lines and facilities. For a listing of our acquisitions and divestitures see Note 3, "Acquisitions and Divestitures of Businesses and Investments" to the Consolidated Financial Statements.

RECENT DEVELOPMENTS

     On January 10, 2002, we announced completion of our global alliance with Kobelco Construction Machinery Co., Ltd., the world's fourth largest manufacturer of hydraulic excavators, and its parent Kobe Steel, Ltd., one of Japan's leading steelmakers. We formed this alliance to pursue the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. This strategic worldwide alliance with Kobelco gives us access to key crawler excavator technology. Furthermore we gained a significant presence in the Asia-Pacific construction equipment market as Kobelco's exclusive OEM supplier of all non-excavator construction equipment products, which complements our strong presence in the North American and European markets.

     In January 2002, an additional joint venture in China, Shanghai New Holland Agricultural Machinery Corp., Ltd., commenced operations. Shanghai New Holland was formed by an agreement between Shanghai Tractor and Internal Combustion Engine Corporation, a wholly-owned subsidiary of Shanghai Automotive Industry Corporation, and our New Holland brand of agricultural equipment. The joint venture company will manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

     On May 13, 2002, we announced a new long-term partnership with BNP Paribas Lease Group, a subsidiary of BNP Paribas, to provide retail financing across Europe. The new partnership will cover all of our brands and commercial activities in Europe. Under the partnership, BNP Paribas Lease Group will own 50.1% of the shares of CNH Capital Europe SAS, which will hold the retail financing portfolio, and we will own the remaining 49.9% of the shares. BNP Paribas Lease Group will provide funding and administrative services for CNH Capital Europe SAS, while CNH Capital's own European operations will be responsible for the marketing and origination of financial products. The final agreement is subject to approval by the board of directors of each company and by the Banque de France.

INDUSTRY OVERVIEW

     Agricultural Equipment

     Management has estimated that the total worldwide market for agricultural machinery was equal to approximately $39 billion in 2001, of which approximately $13 billion is in North America and approximately $13 billion is in Europe. In general, management estimates are based upon officially available data, our own shipment and pricing data and estimates from industry sources.

     The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are impacted by the volume of acreage planted, commodity prices, crop yields, farm operating expenses, including fuel and fertilizer costs, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed, and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies affect the market for our agricultural equipment through regulation of the levels of acreage planted and crop prices.

     Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in the March through June months in the Northern Hemisphere and in the September through November months in the Southern Hemisphere. Equipment dealers generally order harvesting equipment in the Northern Hemisphere in the fall and winter so they can receive inventory during the winter and spring prior to the peak equipment selling season, which begins in May and June. Similarly, in the Southern Hemisphere, equipment dealers generally order between September and November for the primary selling season, which extends from November through February. For combine harvesters and hay and forage equipment, the retail selling season is concentrated in the few months around harvest time. Furthermore, manufacturers may choose to space their production and dealer shipments throughout the year so that wholesale sales of these products in a particular period are not necessarily indicative of retail demand.

     Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, agricultural equipment, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. In addition, a growing number of part-time or hobby farmers in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as the most geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to supply customers in each of these significant markets in accordance with their specific equipment requirements.

     Government subsidies are a key income driver for farmers raising certain commodities in the U.S. and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends on either the U.S. Farm Bill (typically revised every five years) or the Common Agricultural Policy (CAP) of the European Union (typically revised every seven years). On May 13, 2002, President Bush signed into law the Farm Security and Rural Investment Act of 2002. The new law will increase subsidies to the U.S. farming industry by $31 billion over six years. Management expects that the new law will increase the immediate demand for agricultural equipment and enhance industry prospects for 2003.

     The CAP was revised in 2000, but has not yet resulted in the dramatic lowering of subsidies. Instead the effect of the 2000 reform was to provide more incentives to produce higher quality, value added products and to support rural development and rural quality of life. This may result in a change in the nature of equipment purchases from crop production activities to different types of machines that support those initiatives.

     The following graph sets forth retail unit sales in North America and Western Europe of certain agricultural equipment during the periods indicated:

[AGRICULTURAL EQUIPMENT SHIPMENTS GRAPH]
---------------

Sources: North America -- Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe -- Management estimates based on equipment registrations in each country.

     Major trends in the agricultural industry include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms and units of equipment sold. The agricultural equipment industry, in most markets, began to experience an increase in demand in the early 1990's as a result of both higher commodity prices from an increased demand for food and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs. This trend was maintained through 1997, but the markets started to decline in 1998 as a result of unfavorable economic conditions in certain parts of the world, lower commodity prices and reduced aid to developing countries. In 2000, global prices for agricultural commodities remained low and, as a result, overall industry demand for high horsepower agricultural equipment continued at depressed levels, with worldwide industry demand for high horsepower agricultural tractors and combines even slightly lower than in 1999. In 2001, worldwide industry unit sales of high horsepower agricultural equipment continued to decline.

     In North America, and to a lesser extent in certain other regions, there has been significant growth in the under 40 horsepower tractor industry. In 2001, approximately 96,000 under 40 horsepower tractors were sold, compared to approximately 35,500 in 1991. The growth in this segment has been due primarily to the generally favorable economic conditions in North America. The customers for these tractors include homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part time farmers and industrial plants. Recently, this customer segment demand has started shifting towards higher horsepower tractors, particularly in the 40 to 60 and 60 to 90 horsepower segments. Purchasers of these products also use a large number of attachments such as front end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide significant revenue and margin opportunities for suppliers of the core products.

     Construction Equipment

     Management estimates that the worldwide market for construction equipment was equal to approximately $58 billion in 2001. The total worldwide market for those product segments in which we compete is equal to approximately $38 billion of which approximately $16 billion is in North America and approximately $12 billion is in Europe. International markets outside of North America and Western Europe comprise approximately 25% of total demand for markets in which we are active. The largest component of international sales volume is hydraulic excavators, representing about $15 billion in annual industry sales.

     The United States and Canada represent about 40% of the total world demand as measured in both units and revenues of construction equipment. Approximately 50% of all backhoe loaders sold in the world are sold in North America, as well as 80% of all skid steer loaders and 60% of all dozers. North America's loader/backhoe market is more than two times larger than Western Europe's. The Western European market represents approximately 33% of the worldwide unit volume and approximately 30% of worldwide construction equipment revenues. Hydraulic excavators represent the largest volume segment in this region with more than half of the annual sales of construction equipment. Western Europe also accounts for 43% of the world demand for excavators and 65% of world demand for telehandlers sold. The Asia-Pacific markets represent approximately 20% of the total world market demand and 40% of excavator sales revenue and volume. For the Asia-Pacific market in total, three out of every four pieces of construction equipment sold are excavators. The remaining world markets represent approximately 7% of market demand for new construction equipment, but are a much larger portion of the demand for used equipment. These regional differences in product demand enable small national manufacturers to survive, in countries like Italy, Germany and Japan, even though they may produce relatively small numbers of units.

     We divide construction equipment into two principal segments: heavy construction equipment, which is over 12 metric tons, and light construction equipment, which is under 12 metric tons. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment include contractors, rental fleet owners, landscapers, logistics companies and farmers.

     The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. However, the recent financial difficulties and restructurings of national rental companies in North America have adversely impacted demand despite relatively strong levels of housing starts. In areas where the cost of labor is inexpensive relative to other inputs such as Africa, China and Latin America, the light construction equipment market segment is virtually non-existent. These areas represent potential growth areas for light equipment in the medium to long term as the cost of labor rises relative to the cost of equipment. Therefore, higher volumes and economies of scale in manufacturing, as well as tight cost controls, are important in maintaining product profitability.

     Sales of heavy construction equipment are particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is a function of government spending and economic growth. Furthermore, demand for mining and quarrying equipment applications is linked more to the general economy and commodity prices, while growing demand for environmental equipment applications is becoming less sensitive to the economic cycle.

     The heavy equipment industry in North America, as well as in Europe, is primarily a replacement market that follows cyclical economic patterns. Cycles in the United States and Western Europe tend to be about ten years in duration. The industry in emerging markets generally exhibits an overall growth trend, but with unpredictable and volatile cycles. In prior years, demand for heavy construction equipment in North America had been increasing as interest rates remained relatively stable and the level of government spending on infrastructure projects increased. In 2000, with increasing interest rates, industry demand for heavy construction equipment in North America did decline compared with 1999. In Europe, demand had also been increasing, primarily as a result of higher spending by European governments. In 2001, worldwide industry unit sales of construction equipment began to decline dramatically, especially in the latter half of the year.

     The equipment rental business has recently become a more significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of the local tax codes, the rental market started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. More recently, a greater variety of light equipment products as well as many types of heavy equipment have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, which allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer term rentals also benefit from favorable tax treatment. The recent rapid consolidation of local and regional rental companies in North America into national and large regional companies combined with the economic and financial market declines have created financial pressures on these market participants. They have, in turn, substantially reduced their new equipment purchases, despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity in the market may tend to reduce the correlation of industry unit demand for new equipment with the basic economic industry drivers. On the other hand, increased rental market activity could lead to more pronounced demand cyclicality in the industry, as rental companies rush to adjust the size of their fleets as demand or rental rates change.

     Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows down during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

     Worldwide customer preferences for construction equipment products are similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In developing markets, customers tend to favor more basic equipment with greater perceived durability. Customers in North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, place strong emphasis on product reliability. In other markets, customers often continue to use a particular piece of equipment even after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for large machines.

     In general, most construction equipment sold in mature markets such as North America and Europe replaces older equipment. In contrast, demand in less mature markets includes replacements as well as net increases in equipment demand for new products. In these markets, equipment demand also is partially covered by used equipment sourced from the more developed and mature markets including: used heavy construction equipment from North America in the Latin American markets; both heavy and light used equipment from Western Europe in Central and Eastern European, North African and Middle Eastern markets; both heavy and light used equipment from Japan in other South East Asian markets; and excavators from the Japanese market in almost every other market in the world. These flows of used equipment are highly influenced by exchange rates and the weight and dimensions of the sourced equipment, which limit the market for large equipment due to road regulations and job site constraints.

     The following graph sets forth the components for 1991 to 2001 heavy and light construction equipment retail unit sales in North America and Western
Europe:

                [CONSTRUCTION EQUIPMENT INDUSTRY SHIPMENT GRAPH]
---------------
Sources: North America -- Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe -- Management estimates based on shipment data in each country.

     Major trends in the construction equipment industry include the transition in machinery usage from crawler dozers to modern hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light to medium sized equipment sector has experienced significant growth as more manual labor is being replaced on construction sites by machines with a myriad of attachments for each specialized application, such as skid steer loaders in North America and mini-excavators in the Rest of World.

     Recent low levels of public spending on new infrastructure, particularly in North America and Western Europe, has limited recent growth in the heavy equipment segments of the market and consequently, the market for light to medium sized equipment has grown as a percentage of total construction equipment sales. In 2000, the worldwide industry market demand for major construction equipment products overall was up about 5% from 1999, but with mixed results by product and geographic segment. In 2001, however, overall market demand declined by approximately 11% with declines in each major product category and major market area.

COMPETITIVE STRENGTHS

     We believe that our competitive strengths enable us to focus on markets and products with growth potential while maintaining and improving our position in the markets in which we are already established. This allows us to develop and produce our products at the lowest possible cost level and support those products with enhanced service capabilities, all leading to improved profitability and a stronger financial position.

     Global Presence

     Our extensive global dealer networks provide us with access to the most significant markets for our agricultural and construction equipment products. We operate multiple distinct dealer networks, which are aligned along the global Case and New Holland brand families. Through these networks, we seek to supply our customers with a full line of products to facilitate multiple purchases. We also gain significant customer intelligence from our dealers, allowing us to continually adapt or cross sell our product offerings to meet our customers' changing needs. In addition, our dealers provide high quality service and support, which helps us maintain what we believe is one of the industry's highest customer satisfaction and loyalty levels. We also support our dealers' efforts by offering them favorable financing products such as retail and floorplan financing.

     Well-Recognized Brands

     Our brands are market leaders in most segments of the agricultural and construction equipment markets. We are the largest producer of agricultural tractors, combines and construction equipment in the world based on number of units sold. The merger of Case and New Holland brought to CNH some of the industry's most respected and recognized global brands. Through differentiation such as distinct coloring, styling and technical features, each brand offers products that are tailored to meet the needs of the customers they serve. Although each brand is distinct, the brands share a common reputation for quality and dependability that we believe to be the hallmark of our global manufacturing and product development processes.

     Full Range of Competitive Products

     We are the only full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in every significant geographic and product category in both businesses. We combine our internal design and manufacturing strengths with those of our suppliers, joint venture partners and alliances to develop product solutions and meet our worldwide customers' needs at competitive cost levels.

     Implementation of a Low-Cost, Highly Flexible Manufacturing System

     We are integrating our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market. This initiative involves manufacturing common platforms and components at a limited number of focused manufacturing facilities. These components will then be delivered to assembly facilities where the final product will be tailored to market needs. This will enable us to lower our fixed cost base and rationalize our supply chain, which in turn provides us with the flexibility to adjust our production levels and costs to industry cycles while maintaining minimum levels of inventory.

     We are concentrating our efforts on core technologies and competencies while leveraging our research and development activities with those of our suppliers to develop and produce our new products at a lower cost, higher quality and on a more timely basis than we could do alone. Through increased flexibility and improved manufacturing efficiency, we will continue to reduce our costs to enhance profitability even at constant volume levels.

     Strong Financial Services Capabilities

     Our strong Financial Services operations support our Equipment Operations business by providing wholesale financing to our dealers and retail loans to final customers. We are expanding this important service offering in additional major markets to facilitate equipment sales. We believe a successful, integrated financing capability will offer us a consistent source of earnings through cyclical variation in the agricultural and construction equipment markets. We may seek to utilize partnerships and joint ventures to grow our financing capabilities in new markets.

     Experienced Management

     Our global management team has extensive experience in the global agricultural and construction equipment industries. The collective experience of this team has been the driving force behind our restructuring initiatives. Our people come from all over the world, and our diversity is one of our greatest strengths. This strong multinational character gives us confidence in our ability to integrate our Case and New Holland activities as well as our new partners, such as Kobelco, into the CNH family, gaining their skills and expertise while enhancing the continued development of new products and services for our markets around the world.

     Support of the Fiat Group

     Our relationship with the Fiat Group provides us with advantages in terms of financial liquidity and support, sharing of technical and manufacturing processes, and access to a talented pool of experienced management. Fiat financially supports us with intercompany loans that help diversify our sources of capital to fund our operations. We also benefit from the transfer of technology and ideas from other areas of the Fiat Group to improve the processes within our organizations, and from our diesel engine alliance with Iveco N.V., the truck-making subsidiary of Fiat and Cummins Inc., to produce the next generation of diesel engines that meet future emissions requirements.

     Furthermore, as evidenced by the experience of some of our key members of management, the entities that compose the Fiat Group offer a significant talent base for CNH management.

     We operate in highly competitive, cyclical industries. Our ability to respond timely to changing competitive and economic conditions may be impacted by our size in the construction equipment industry relative to our key competitors, our significant amount of indebtedness, potentially higher funding costs and our management's focus on merger integration and cost savings initiatives.

CNH BUSINESS STRATEGY

     Our strategic objectives are to:

     - deliver profitability throughout the cycle and achieve higher margins than either Case or New Holland earned prior to the merger by realizing merger-related profit improvements, continuing sales growth and increasing customer satisfaction;

     - generate cash through improved earnings, reduced working capital and improved asset utilization, and use that cash to reduce our debt and strengthen our balance sheet; and

     - continue to position CNH to take advantage of future opportunities for product and market expansion, both in the short to medium term in areas such as Latin America and Eastern Europe and through our global alliance with Kobelco and, in the longer term, in areas such as China and India.

As a global full-line competitor in both the agricultural and construction equipment markets, CNH plans to grow its business through market expansion and product offering enlargement. We expect that our commitment to cost controls and more efficient use of resources will create value for our shareholders through improved profitability and an enhanced financial position. We believe that our focus on further improving our products, distribution and services will lead to increased customer satisfaction and loyalty, promoting future financial stability and improved returns.

     CNH is managed as a global company, supporting its multiple brands and multiple dealer networks in both its agricultural and construction equipment businesses. Our manufacturing and engineering operations are managed with global product line responsibilities, while our sales and marketing activities are managed on a regional basis by brand.

     The following are the key elements of our strategy for achieving our objectives:

     Multiple Brands

     We are leveraging our world-class Case, Case IH, New Holland, Fiat-Hitachi, FiatAllis, O&K and Kobelco brands and multiple distribution networks to further strengthen our position in all principal existing markets and enhance growth opportunities by entering new market segments. We believe this strategy will maintain a high level of dealer and customer loyalty, enhance our global market position and leverage the combined product portfolio to create cross-selling opportunities among brands.

     A key element of this strategy is to strengthen our dealer networks, moving towards dealers that are more focused on particular brands. We believe that more focused dealers tend to be more dedicated to enhancing their brand's market position and building their own customer service capabilities in order to increase customer loyalty and earn a larger share of their customers' equipment and service expenditures. We have reassured our dealers that their brands and networks will not be consolidated as other companies have done following consolidations in the industry.

     Improve Cost Competitiveness

     Restructure Manufacturing Process -- By consolidating our supplier base and rationalizing our logistics systems, we plan to reduce the number of our suppliers from 6,000 at the time of the merger to 3,000 by 2004. This will increase the volumes sourced from each supplier, permitting CNH to reduce its costs and allowing suppliers to realize economies of scale. As of year-end 2001, we have reduced the number of our suppliers to 5,100.

     We will reduce distribution complexity and costs by reducing the number of parts depots from 45 to 31 and instituting a new global common parts system. As of year-end 2001, we had reduced the number of parts depots to 39. Also, under our new global parts packaging system, some high volume common parts will be distinctly packaged for each brand or brand family but most other parts will utilize common CNH packaging. This will further reduce our costs of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.

     By rationalizing our manufacturing activities, we will reduce excess capacity and firmly focus each facility, creating a lean, flexible manufacturing system. We will reduce our number of plants, both through required and voluntary divestitures or closures and through downsizing, from 60 at the time of the merger to 39 by the end of 2004, excluding new acquisitions. We had 45 plants as of year-end 2001. As a result of the Kobelco global alliance and the Shanghai joint venture the number of plants has increased to 47. In the process, we will redistribute production of various products among the remaining plants to firmly focus each facility on either the production of components or the assembly of one product category. We will concentrate on certain key technologies or competencies while outsourcing non-core activities.

     Selling, General and Administrative Costs -- We plan to reduce selling, general and administrative costs to approximately 9.0% of net sales of Equipment Operations by 2004, as compared to 10.8% in the first year of operations after the merger, by eliminating duplicative functions while reducing salaried and administrative positions.

     Common Components/Platforms for New Products -- Over time, CNH will develop global products that optimize the use of common design elements and share capital-intensive components. We will reduce the number of tractor, combine and construction equipment product platforms from 74 to 45 without reducing the number of final product lines. We intend to use a fewer number of global product platforms with differentiated product features for our different brands. This should permit us to lower product development and manufacturing costs and complexity and increase production efficiencies, while reducing inventories, order-to-delivery cycle times and invested capital requirements. In addition, we will maintain strong brand identities for the different brands based on precision of handling, productivity, operation controllability, product serviceability, color and styling.

     Reengineer Core Processes

     We have commenced projects, beyond those envisioned at the time of the merger, to further enhance the efficiency of our core business processes, including:

     - improving and integrating our manufacturing and supply chain systems by reducing lead times to both customers and the manufacturing process, increasing manufacturing flexibility, reducing dealer inventories and increasing asset turnover;

     - focusing on key manufacturing technologies within our production system and outsourcing non-core technologies;

     - developing partnerships that improve quality and support our product development efforts on the supply side;

     - rationalizing our legal entity structure to merge duplicative subsidiary entities and eliminate dormant subsidiaries;

     - developing new value added services that we can provide through our dealers and our Financial Services activities;

     - outsourcing non-core business processes, such as information technology data center operations; and

     - providing shared administrative services supporting all brands and geographic areas.

These programs will permit us to improve profitability while reducing our working capital and the amount of assets employed in the business, allowing us to improve our financial returns, asset turnover and cash flow.

     New Products

     We introduced many new products in 2001 and intend to do so again in 2002. By 2004, we anticipate that almost 90% of our net sales of equipment, excluding parts, will be generated by new products introduced since the merger.

     To retain existing customers and attract new customers, we plan to continue to invest in product development to strengthen and broaden our product lines. CNH will:

     - introduce products with leading-edge technology, such as the new CX combine and a new line of short radius excavators based on Kobelco technology;

     - tailor product offerings for entering new geographic markets and customer segments;

     - upgrade equipment models with an emphasis on quality, reliability and product simplification, such as the new Axial-Flow combine and the Case M Series backhoe loader; and

     - pursue complementary product lines through strategic partnerships, joint ventures and acquisitions, such as the strategic worldwide alliance with Kobelco, which gives us access to key crawler excavator technology.

     Global Expansion to New Markets

     We view geographical expansion as a major source of future growth and will expand primarily into markets characterized by rapidly increasing food, housing and infrastructure demand. On the construction equipment side, our commitment to growth is evidenced by the recently completed global alliance with Kobelco Construction Machinery Co., Ltd. of Japan. This alliance opens Japan and the other markets of the Asia-Pacific region to CNH-built heavy and light equipment. We have demonstrated our commitment to expansion in our agricultural business through our joint venture with Shanghai Tractor and Internal Combustion Engine Corporation, China's leading producer of agricultural tractors.

     Expand our Services Operations

     We are extending our services to earn revenue from our customers' expenditures on products and services other than those we currently provide.

     Equipment Operations:

     - Management continues to evaluate opportunities to increase the range of products and services offered to our existing customers. These may include equipment maintenance, repairs and extended warranty plans.

     Financial Services Strategy:

     - Refocus on core business -- We have refocused our Financial Services operations on the core business of supporting agricultural and construction equipment sales to our base of equipment dealers and retail customers throughout the world. We have exited the commercial lending business and ended retail financing activities outside our own dealer networks.

     - Broaden service offering outside North America -- We have reorganized our European businesses to better support our customers and dealers and to provide new products and services. At the same time, we are developing our core Financial Services business in Brazil. We will use joint ventures and alliances to expand our Financial Services businesses outside of North America to both accelerate new product and service introductions and to utilize our partners' sources of funding and established presence. We plan to expand our support to dealers and customers in as many areas of the world as is feasible, but more gradually than previously envisioned and, if possible, using less invested capital.

     - Pursue strategic partnerships -- We are developing partnership arrangements as appropriate with other financial services providers to broaden our product offering, improve customer service, diversify our funding sources and gain access to funding at more attractive rates.

COMPETITION

     The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KGaA and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia-Pacific region. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar Inc., Komatsu Construction Equipment and Volvo Construction Equipment Corporation; regional full-line manufacturers, which have a strong position in one market, but not a global presence, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH, and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

     We believe that multiple factors influence a buyer's choice of equipment. These factors include brand loyalty, product performance, availability of a full product range, the strength and quality of a company's dealers, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers' perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.

     The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service, financial terms and interest rates charged.

PRODUCTS AND MARKETS

     We design, manufacture and distribute agricultural and construction equipment and provide financial services through several subsidiaries and joint ventures. We sell and distribute our products in more than 160 markets through an extensive network of approximately 11,700 dealers and distributors.

     Our net sales of agricultural equipment represented 67% of 2001 equipment sales, and net sales of construction equipment represented 33% of such revenues. For the year ended December 31, 2001, our net sales of equipment were generated from the following geographic areas: North America 46%, Western Europe 35%, Latin America 7% and Rest of World 12%.

     Agricultural Equipment

     Agricultural equipment represented approximately 67% of our total net sales of equipment in 2001. Our primary product lines of agricultural equipment, sold under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton and sugar cane harvesters. In addition, large numbers of Construction Equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Western Europe.

     In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH, Steyr (tractors only) and New Holland brands, and to produce in the historical colors of each brand. Management believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors will have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have even greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer(R) axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac(R), and front axle mounted hitch for Steyr have been retained as part of each brand's identity.

     Tractors -- Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH, New Holland and Steyr brands ranging in size from 12 to 450 gross horsepower, including a line of specialty tractors designed for particular applications. We also market a line of lawn and garden tractors. Tractors represented approximately 50% of our sales of agricultural equipment in 2001.

     The New Holland tractor brand is the market leader in Europe's major markets, including Italy, the United Kingdom, France and Spain, and in a number of other important markets including South Korea, Australia, Thailand, Turkey and South Africa. New Holland is also among the market leaders in Latin America, where it has the leading share of the overall tractor market, and has the third largest share of the market in the United States and Canada. Case IH tractors are among the market leaders in the high horsepower segments in North America, Australia, Germany and the U.K., while Steyr brand is the market leader in Austria and has a strong position in Germany and Switzerland.

     Our tractor product offering covers every market segment, including compact, utility/specialty, all-purpose light, all-purpose heavy, over 100 horsepower and four wheel drive tractors. Compact tractors under 40 horsepower are used either on farms as general purpose vehicles, in small plot applications or in the growing off farm segment, where customers such as landscapers, homeowners and golf courses need a small scale, fully functioning agricultural style tractor.

     Utility/specialty tractors range from 45 to 75 horsepower and are specifically designed for all-purpose farm operations, with special versions for orchard and vineyard applications, which require narrower or lower profiles and tighter turning circles. We offer a wide range of models to cover all the applications in both the New Holland and Case IH brands and also produce a utility tractor for the German market under the Steyr brand. These products consist of all-purpose, full specification tractors designed to serve as the primary tractor for smaller farms and as a utility or chore tractor for larger farms. We currently offer these tractors through the New Holland brand, while the Case IH brand purchases orchard and vineyard products from Agritalia S.p.A. for resale to dealers, and the Steyr brand produces a utility tractor for the German market with unique features such as front mounted power take-off.

     All-purpose tractors range from 70 to 100 horsepower (light) and 100 to 125 horsepower (heavy) and have a wide range of applications from light tillage to lifting heavy implements. Generally, the tractors in this range are the primary tractors for small to medium size farming applications. We produce four all-purpose light tractors ranging from 67 to 95 horsepower and six heavy all-purpose tractors ranging from 90 to 125 horsepower. We offer a large variety of specifications, including mechanical or hydraulic transmissions and cab and non-cab versions, which allow us to configure tractors for different markets. For example, we offer a specialized tool carrier tractor that can be driven in either direction and takes a variety of attachments. This bi-directional tractor is exclusive to us and unique in the marketplace.

     In the over 100 horsepower row-crop segment, we also offer a wide variety of tractors ranging up to 235 horsepower. Tractors in this segment are primarily used by large scale farming operations, often focusing on production of cash grain crops and broadacre applications. We also offer a number of models with a continuously variable transmission that is ideally suited to both agricultural applications and highway usage, an important requirement of the European market.

     The highest horsepower tractor segment is the articulated four wheel drive tractor of between 275 and 400 horsepower. Tractors within this segment are the primary tillage and seeding tractors for the largest farming operations. Our tracked design version, Quadtrac(R), also has growing applications in the earth moving segment of the construction equipment markets.

     Combine Harvesters -- Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. Crops are harvested by an attachable header and fed into the combine, where the crop is separated from the stalk. The crop is then temporarily stored in the combine's bin before being placed in trucks or other equipment for transportation.

     New Holland's combine harvesters are the market leaders in most of Europe's major markets, including Italy, Spain, France and the United Kingdom. We have the leading share of the Brazilian market and a significant market presence in the grain producing regions of Canada's prairie provinces. Case IH has a strong position in North America and is a leader in Australia, Eastern Europe and Central Asia. We offer two basic harvesting technologies, rotary and conventional, each of which possesses advantages with respect to certain crops and conditions. Our newly launched CX conventional combine is the first of a new generation of modular combines designed so that either of the two different threshing systems can be installed in the same basic combine frame.

     Hay and Forage Equipment -- Hay and forage equipment is used primarily to harvest or mow, package and condition hay and forage crops for livestock feed. We are the market leader in most of the principal categories of hay and forage equipment in North America and the market leader in large rectangular balers in many of Europe's major markets including France, the United Kingdom and Spain. In addition we are the market leader in a number of important Rest of World markets including Australia and New Zealand.

     This product line includes:

     - self-propelled windrowers and tractor-powered mower/conditioners, which cut and condition hay crops using either cutting disks or sicklebars;

     - hay tedders and rakes, which are designed to reduce drying time and place hay crops in windrows;

     -  round balers, which pick up and roll windrowed hay into circular bales;

     - square balers, which pick up and compress windrowed hay into rectangular bales; and

     - forage harvesters, which may be either self-propelled or pulled by a tractor and which cut and gather standing or windrowed crops and condition the material for animal feed or other uses.

     We also produce and market a number of related products, including manure spreaders, grinder/mixers, self-propelled bale wagons that automatically pick up, stack and transport hay bales and forage blowers used to fill vertical silos.

     Seeding and Planting -- There are two main methods of planting seed: (1) single seed placement, which is generally used for crops grown in rows such as corn; or (2) continuous seed placement using the gravity method through a grain drill or forced air dispersion with an air seeder, generally used for small grain crops such as wheat. We have leading product entries in both categories. One of the most critical pieces of equipment on a farm is the seeding equipment, because it ensures maximum yield potential for the crop. Farmers use a large variety of seeding mechanisms and machines, and seed placement varies by both crop type and soil conditions particularly. Our new single seed placement products employ advanced single seed planting technology, which removes the need for consistent seed size in planting.

     Tillage -- We offer a range of tillage products including disc harrows, chisel ploughs and new combination machines that perform a variety of tillage functions in one pass. Our focus on managing the soil and water held in the soil to help plants thrive has enabled our tillage products to achieve significant market share in their categories.

     Sprayers -- Equipment for spraying fertilizers or pesticides can be either self-propelled or pull type. We have a line of both types of sprayers and a strong position in the North American market. We have successfully integrated components from other self-propelled machinery such as the large four wheel drive tractor onto the sprayer units, achieving manufacturing synergies while providing better features for the customers.

     Grape Harvesters -- Grape harvesters separate grapes from their stems and convey them into a stainless steel tank mounted on the back of the harvester. Our range comprises nine models of differing sizes and features, including both self-propelled and trailed versions. Our harvesters are currently market leaders in France and enjoy a leading share of the European market for self-propelled grape harvesters. We also export grape harvesters to customers in the wine-producing regions of Australia, Chile and South Africa.

     Sugar Cane Harvesters -- Sugar cane harvesters cut and process standing green sugar cane, extract dirt and trash and load the cut cane into waiting transport bins to be carried to the mill. We have the industry leading sugar cane harvester, produced in leading cane growing markets in Australia and Brazil, and have launched new products specifically targeted at the developing markets of India and China.

     Cotton Pickers -- Cotton pickers are large self-propelled machines that pick the cotton boll out of the cotton flower, separating the cotton fibers from any impurities that might contaminate the crop. We are one of only two global manufacturers of these machines in the world and have a leading position with both highly productive six row machines and more basic two row machines in North America, Australia, Brazil and China.

     Construction Equipment

     Construction equipment represented approximately 33% of our total net sales of equipment in 2001. Our present brand and product portfolio is the heritage of many companies that have been merged into the global Case or New Holland brand families. Case Construction provides a full line of products on a global scale. The New Holland family has a regionalized focus capitalizing on heritage brand names and customer relationships. For example, Fiat-Hitachi, which will soon become Fiat/Kobelco, focuses on the Japanese-technology segment of the European market, O&K focuses on the segment of the Western European market that prefers German-developed technology and FiatAllis has a strong full-line offering, which serves the Latin American market.

     Our new generation products, currently being developed and introduced, share common components to achieve economies of scale in R&D and manufacturing. We will differentiate these products based on the relative product value and volume in areas such as precision of handling, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.

     Heavy Construction Equipment

     Our company is a market leader in heavy construction equipment in Western Europe, Africa, the Middle East and Latin America. We also have a growing position in the North American market in many heavy construction equipment product lines such as crawler hydraulic excavators, wheeled hydraulic excavators, wheel loaders and crawler dozers.

     Crawler Excavators -- Crawler excavators are anthropomorphic machines on a 360-degree rotating crawler tread base equipped with one arm that can perform a wide variety of applications with extremely precise control by the operator. Excavators are classified by the weight of the machine and heavy crawler excavators weigh more than 12 metric tons. Our product offerings range from 13 metric tons up to 90 metric tons. Excavators are versatile machines that can utilize a wide variety of attachments and are very efficient in terms of operating cost per ton of earth moved. Generally, the crawler excavator is the principal heavy construction equipment product that draws customers into dealerships. Upon purchasing a particular excavator, they tend to purchase additional heavy construction products of the same brand to simplify maintenance and service requirements. Crawler excavators are the most popular construction equipment machine in the Asia-Pacific market, where three out of every four machines sold are excavators. We are the market leader in Western Europe, providing leading German and Japanese technology through our O&K and Fiat-Hitachi (soon to be Fiat/Kobelco) product offerings.

     Wheeled Excavators -- Wheeled excavators are a specialty excavator product on a wheeled base rather than a crawler base, typically used in the Western European market. We are the market leader in wheeled excavators both worldwide and in Western Europe. Wheeled excavators, like backhoes, are self-transporting, while crawler excavators must be transported by truck from location to location.

     Wheel Loaders -- Wheel loaders are four wheel drive articulated machines equipped with a front loader bucket. The engine is located behind the driver for better operator visibility. Wheel loaders are classified by engine horsepower and we offer a broad product range from 80 horsepower to 450 horsepower. One of the more traditional earth moving machines, wheel loaders also are popular for non-construction applications such as bulk material handling, waste management and snow removal, contributing to a more stable level of industry demand for these products. We believe that we hold the number four position in the world wheel loader market.

     Dozers -- Sometimes called crawler dozers, tractor dozers or bulldozers, dozers were the first machines developed specifically for earth moving applications. A dozer is a steel-tracked tractor with a robust frame and equipped with a blade on the front for pushing dirt. Market demand for dozers has generally been declining on a long-term basis as operators switch to other machines, such as excavators and wheel loaders, which are more cost efficient in most earth moving applications. However, the dozer market has only a few manufacturers and is generally less competitive than the market for other construction equipment product lines. Dozers are classified by engine horsepower and our product offering ranges from 60 horsepower to 350 horsepower. In addition, as they have steel tracks and are generally operated under relatively harsh conditions, dozers tend to generate a substantial demand for spare parts.

     Graders -- Graders are sophisticated multi-wheeled machines with a low hanging blade that are used to level uneven terrain such as for creating or repairing roads. The grader is, by definition, a road making machine, but it can be used for any job where accurate leveling is required including airport construction or snow removal. Graders also are used extensively for maintaining unpaved roads, particularly in rural areas and lesser developed countries. Graders range from basic machines used to maintain unpaved roads to machines equipped with sophisticated electronic controls and laser leveling gauges for creating or maintaining perfectly level surfaces. Our product range covers all applications, from the simple, but robust, machines sold by FiatAllis in Brazil to the most sophisticated O&K graders using German technology, which are the market leaders in Western Europe.

     Dumpers -- Dump trucks haul bulk materials and are a natural complement for hauling materials handled by our construction products, particularly in off-highway applications. Dumpers are generally classified by tons of loading capacity, and our product offering ranges from 25 tons up to 30 tons of loading capacity. We purchase dumper products from Iveco, the truck-making subsidiary of the Fiat Group, for resale to our dealers.

     Light Construction Equipment

     As a world leader in light construction equipment products such as backhoe loaders and skid steer loaders, our products have a strong market position worldwide. We plan to maintain and improve this position by leveraging economies of scale in both manufacturing and distribution. In order to improve our profitability, we are undertaking a number of steps, including consolidating two manufacturing plants to one, creating one common production platform from two platforms, outsourcing non-core manufacturing items and implementing design cost reductions.

     Backhoe Loaders -- Backhoe loaders, based on a tractor shaped chassis, combine two of the most important operations of earth-moving equipment, loading and excavating. Our backhoe loaders range from the newest mini-backhoe loader at 50 horsepower designed for light maintenance and landscaping activities to the largest 110 horsepower four wheel drive, four wheel steering machine, which combines the excavating capability of a midi-excavator with the loading capacity and maneuverability of a compact wheel loader. The backhoe loader is one of the most popular light equipment products in the North American and European markets, with a fundamental role in construction applications where flexibility and mobility are required. We are the market leader in backhoe loaders in North America and Latin America and we hold a strong position in the Western European market.

     Skid Steer Loaders -- The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to over 3,000 pounds lifting capacity. We are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for over 75% of world demand.

     Mini/Midi-Excavators -- Mini-excavators include all excavators that weigh less than 12 tons. Mini-excavators are the most popular light equipment product in the Western European and Japanese markets. Our new global alliance partner, Kobelco, has the strongest reputation in the world for mini/midi-excavators and is the developer of the short radius technology, which allows the machine's arm to turn 360 degrees within the space of its own tracks. This flexibility creates additional opportunities for machine usage in extremely tight working conditions.

     Telehandlers -- Telehandlers are four wheel drive, four wheel steering machines equipped with a telescoping arm designed for lifting, digging and loading. Telehandlers are classified by the length of the telescoping arm, and our products cover the entire range from six to 16 meters. Smaller machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Larger machines can also perform some light earth moving operations. Telehandlers can accommodate a wide range of attachments and have become more and more popular on construction sites, replacing tower cranes, mobile cranes, platforms and loaders, each of which requires two operators to perform what the telehandler does with one operator. Approximately 60% of the world market demand for these units is in Western Europe.

     Compact Wheel Loaders -- Compact wheel loaders are wheel loaders ranging from 40 horsepower to 80 horsepower. We have a strong position in this segment due to the cross-selling of the O&K product through its multiple brand networks.

     New Products and Markets

     Common Platforms -- We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. To this end, we are enhancing our new product development program by establishing common platforms for our different product lines. Using common platforms allows us to balance the benefits of product differentiation with the efficiency achieved through greater manufacturing volumes of shared components. Common platforms allow us to preserve the strengths of the various New Holland and Case brands, while reducing the total number of product platforms and generating significant cost savings. We have already begun to implement the common platform strategy by producing New Holland branded equipment at former Case facilities and Case branded equipment at former New Holland facilities, allowing us to promote a differentiated product offering in more markets around the world. Over time, we intend to develop new platforms that will each serve as the basis for differentiated New Holland and Case branded products. We also plan to establish common platforms for the production of axles, transmissions and engines for each of our tractor, combine and construction equipment product lines.

     By 2002, we expect that 35% to 40% of our agricultural equipment products and 40% to 45% of our construction equipment products will be new products developed on common platforms, an increase from 10% and 25%, respectively, in 2001. The first application of the common platform approach has been the all-new high horsepower four wheel drive tractors, the Case IH STX line and the New Holland TJ line, which are differentiated to appeal to their respective customer bases, but share significant common componentry.

     The New Holland CX combine harvester, launched in 2001, has a number of innovations including an exclusive integrated precision farming system, higher capacity crop processing and a control center designed for maximum ease of operation and operator comfort. The CX combine has won major agricultural awards across Europe and was named Combine of the Year by Agritecnica, a German agricultural trade show.

     International Joint Ventures -- To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic partnerships. We are integrating our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

     On January 10, 2002, we announced the completion of our global alliance with Kobelco Construction Machinery Co., Ltd., the world's fourth largest manufacturer of hydraulic excavators, and its parent Kobe Steel, Ltd., one of Japan's leading steelmakers. We formed this alliance to pursue the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. This strategic worldwide alliance with Kobelco gives us access to key crawler excavator technology. We also gain a presence in the Asia-Pacific construction equipment market as Kobelco's exclusive OEM supplier of all non-excavator construction equipment products, which complements our strong presence in the North American and European markets.

     In 2001, we announced that we had strengthened our presence in China by entering into an agreement with Shanghai Tractor and Internal Combustion Engine Corporation to form a joint venture company, Shanghai New Holland Agricultural Machinery Corp., Ltd. to manufacture, distribute and ultimately support agricultural tractors. In January 2002, the Shanghai joint venture commenced operations to begin manufacturing and distribution of agricultural tractors under 100 horsepower. This joint venture complements our Harbin joint venture in China, which manufactures and distributes tractors over 100 horsepower.

RESTRUCTURING

     Our management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. Our goal was to divest or close more than 30% of our manufacturing locations, including those required to be divested by the regulatory authorities, and integrate our manufacturing systems, reduce capacity and increase capacity utilization. In addition, we planned to close approximately 14 of our 45 parts depots while migrating to one global parts system and common parts packaging for parts that could be utilized by multiple brands or distribution networks. As of year-end 2001, we have closed 14 plants and six parts depots. Through the consolidation of all functional areas, we planned to reduce our worldwide workforce by approximately 24% by 2003. As of year-end 2001, our worldwide workforce had been reduced by 22% (including divested companies).

     We divested the following assets in connection with the merger, as required by European and U.S. regulatory authorities:

     - Case's CX and MXC agricultural tractor product lines and the Doncaster, UK and St. Dizier, France plants;

     - Case's Fermec brand loader/backhoe and industrial tractor lines and the Manchester, UK plant;

     - Case's ownership in Hay and Forage Industries in Hesston, Kansas and the related hay and forage product lines;

     - New Holland's Versatile large four wheel drive and Genesis over-140 horsepower tractor lines and the Winnipeg, Canada plant;

     -  New Holland's Laverda combine harvester and the Breganze, Italy plant;
        and

     - Case's large square baler product line, which was assembled in Neustadt, Germany.

     In 2001 and 2000, we recorded consolidated pre-tax restructuring and other merger related costs of $104 million and $157 million, respectively. These merger integration restructuring charges relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling and downsizing existing facilities and other merger related costs. During 2001, we reversed $31 million of purchase accounting reserves through goodwill, primarily due to changes in estimates related to involuntary employee severance and closing, selling and downsizing existing facilities. In 1999, we recorded restructuring charges of $19 million related to headcount actions contemplated under the 1998 restructuring initiated by CNH, then New Holland, to better align its operations in response to the then current economic and market conditions. See Note 4, "Restructuring" to the Consolidated Financial Statements for further analysis of the Company's restructuring programs.

MANUFACTURING

     We manufacture equipment and components in 47 manufacturing facilities, including 15 facilities in the United States, five in Italy, four in France, three each in Brazil and China, two each in Belgium, Germany, Mexico, the United Kingdom and Uzbekistan, and one each in Australia, Austria, Canada, India, Pakistan, Poland and Turkey. This total includes facilities which are operated through joint ventures and alliances. Similar manufacturing techniques are employed in the production of agricultural and construction equipment, resulting in certain economies and efficiencies.

  Manufacturing Systems and Capacity

     Historically, the Case manufacturing model was designed with a higher degree of vertical integration. The New Holland manufacturing model had a lower degree of vertical integration and was able to respond more quickly to changes in demand associated with cyclical businesses. As part of our integration strategy, we have established the following manufacturing systems rationalization objectives:

     -  rationalizing manufacturing plants;

     -  resizing manufacturing capacity for flat market demand;

     -  reducing vertical integration through strategic outsourcing;

     -  focusing our manufacturing facilities;

     -  maintaining a manufacturing presence close to major markets; and

     - maintaining and/or improve product quality during the restructuring period.

     Plant Rationalization -- We have reduced worldwide manufacturing facilities from 60 plants in 1999 to 45 plants at December 31, 2001. This has been accomplished through the consolidation of manufacturing activities into existing facilities, the sale of non-core operations and the required regulatory divestitures of specific plants and product lines. We plan to further reduce the number of manufacturing facilities to 39 plants (excluding acquisitions) by the end of 2004. Manufacturing capacity utilization is projected to increase from approximately 44% utilization in 1999 and approximately 48% utilization at the end of 2001 to approximately 70% utilization by the end of 2004.

     Manufacturing Capacity Sizing -- We have sought a balance between high capacity utilization and responsiveness to growth opportunities. We have sized our manufacturing capacity to a flat market demand while introducing modularization of both product and process design to add flexibility to the manufacturing process. Our lean manufacturing techniques also improve flexibility by reducing exposure to rapidly changing market demands. We also manage the business cycle by establishing flexible work rules and setting staffing levels that are supported by temporary employees.

     Strategic Outsourcing -- Our strategic outsourcing improves efficiency and competitiveness in several ways. The benefits of outsourcing include:

     -  allowing our investments to focus on core competency operations;

     -  leveraging the expertise of our supply base;

     -  simplifying manufacturing complexity;

     -  reducing exposure to business cycles; and

     - mitigating capital expenditures due to new technology or changes in regulation.

     Our use of strategic outsourcing also extends to non-core services such as information systems and maintenance. Through strategic sourcing, we expect to increase the variable cost content of our production cost to 80%.

     Focused Manufacturing Facilities -- Our more focused manufacturing strategy will capitalize on facilities that are focused on manufacturing a single product, to the extent possible. We believe that this approach achieves economies of scale and improved quality.

     Presence Close to Market -- We continue to utilize regional manufacturing locations that are strategically located close to our primary markets. This geographic proximity impacts all areas of the supply chain and enhances our responsiveness to changing market demands.

     Maintain/Improve Quality -- Throughout the manufacturing capacity rationalization process, our primary focus has been on maintaining and improving product quality by embedding key quality improvement activities into the process, such as global product development and current product management processes.

FINANCIAL SERVICES

     Overview

     CNH Capital is the captive financing arm of CNH, providing financial services to dealers and customers through wholly owned subsidiaries in North America, Australia, Brazil and parts of Western Europe and through joint venture arrangements in France and Germany. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. CNH Capital has a serviced portfolio of approximately $11.0 billion, through its wholly owned subsidiaries in the U.S. (accounting for 72% of the serviced portfolio), Canada (12%), Western Europe (10%), Australia (4%) and Brazil (2%). CNH Capital provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to our dealer network.

     CNH Capital's mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and contribute to building dealer and end-user brand loyalty. Its strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of its services offering, new product development and marketing promotions and events. In addition, CNH Capital is focused on improving credit quality and service levels and increasing operational effectiveness. CNH Capital also plans to grow significantly its financing business in Western Europe as it leverages existing partnerships with major European banks and broadens its financing activities to cover CNH-branded products in all the countries it services. CNH Capital also seeks to expand its financing of used equipment through our dealers and of related services, including expanded insurance offerings.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat's debt could adversely affect CNH Capital's ability to continue to offer attractive financing to its dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships with third parties often allow us to be more responsive to customer needs, introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. Joint ventures may also reduce uncertainty and operational risks while utilizing the partner's balance sheet strength and credit rating to support CNH Capital's funding requirements on more advantageous terms.

     In the event that we were to consummate one or more of the above-described joint venture transactions or related funding arrangements relating to CNH Capital, it is likely that there would be a material impact on CNH Capital's results of operations, financial condition, liquidity and capital resources. Due to the very preliminary stage of our evaluation process, we cannot assure that we will be successful in identifying suitable partners or in concluding such transaction(s) or arrangement(s) on terms satisfactory to us, or that we will realize the anticipated savings in cost of funding, enhanced range of products and services, improved competitiveness and other projected benefits from such transaction(s) or arrangement(s).

     Finance Operations

     In North America, CNH Capital combines the former financial services companies of New Holland and Case, offering a wide variety of financial products including wholesale equipment financing for our dealers and end users, retail loans, finance leases, operating leases, credit cards, rental programs and insurance products. We have integrated the back office functions of these predecessor companies, creating synergies from common practices and leveraging common technology, but have established separate sales and underwriting groups to service the Agricultural Equipment and Construction Equipment businesses. This distinction allows CNH

Capital to strengthen customer service and reduce risk by deploying industry-specific expertise in each of these businesses.

     In the past, in North America, we provided financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment. We also offered a broad range of retail and wholesale financing products, including equipment and commercial loans and leases for other North American manufacturers' products, dealers, distributors and their customers. Due to the higher credit losses in these businesses, CNH Capital has discontinued all of the diversified retail financing business in the marine, trucking and forestry industries and in dealer financing not related to its wholesale equipment sales. We are restructuring back to a captive Financial Services company dedicated solely to the support of our dealers and customers across all our brands. The non-core portfolios that we are exiting represent less than 10% of CNH Capital's current serviced portfolio. CNH Capital also strengthened its organization by hiring personnel with specific expertise in our Equipment Operations industries, and by creating a special work-out team to deal with troubled credits more effectively.

     Outside of North America, CNH Capital is developing its capabilities to service our dealers and customers in more stable markets as legal regulations, business and funding conditions and market and economic conditions permit. Building on our experience in North America, we are introducing products developed in North America into other markets to expand the product offerings and customer service capabilities in those markets. CNH Capital continues to evaluate and implement the most efficient cost structures for expanding its Financial Services business outside of North America. Through joint venture agreements, such as in France and Germany, we seek to leverage our partners' established expertise, cost efficiencies, access to low cost sources of funding and established market presence.

     Today, CNH Capital is focusing primarily on efficient risk management, operational efficiency and strong customer service. We have significantly expanded our risk management procedures at all stages of the financing process, including definition, underwriting, remarketing and recovery. CNH Capital has a dedicated team to address operational improvement opportunities, including the complete re-engineering of some key processes. CNH and its predecessors have a long history of successful financing relationships with North American agricultural and construction equipment customers. We leverage our strong relationships with our existing financing customers to implement innovative customer tools and higher service standards. In 2002, new initiatives include online credit applications with automatic approval, electronic issuance contracts and web-based auctions for remarketing of used equipment.

     At the retail level, CNH Capital sells retail financial products primarily through our dealers, whom we train in the use of the various financial products. Our sales force may assist directly with some of the larger or more complex financing proposals. Retail credit underwriting is performed by dedicated credit analysis teams. The North American credit analysis teams utilize several retail and lease score cards to assist in the underwriting process. CNH Capital customizes these score cards for its business, including data from customer financial statements and credit bureaus, as well as details of the deal structure. Teams in other regions rely primarily on financial statements, credit reporting and direct credit inquiries in analyzing credit risk, but may also use some standardized score cards or matrices.

     At the dealer financing level in North America, CNH Capital provides wholesale floor plan financing for our dealers, which allows dealers to maintain a representative inventory of products. CNH Capital also provides some borrowing base and real estate loans on a limited basis. For our floor plan financing, we generally provide a fixed period of "free" financing for the dealers, during which the manufacturer of the equipment on the floor pays the finance charges. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the "free" period, if the equipment remains unsold, the dealer pays for interest costs.

     A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the dealer's unsold equipment assets and are used to facilitate wholesale sales. The dealer credit agreements include a requirement to pay at the time of the retail sale. CNH Capital employees conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer's financial strength, payment history and prior performance.

     Marketing personnel from CNH Capital work with our equipment operations commercial staff to develop and structure financial products that will optimize equipment sales and generate Financial Services income. CNH Capital also develops products to finance additional equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on a new CNH product and equipment aligned or attached to our equipment.

     We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged. Long-term profitability in our Financial Services operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. CNH Capital relies on the financial markets, intercompany lending and asset-backed securitizations to provide funding for its activities. Presently, CNH Capital's funding strategy in North America is to securitize all new originations, as quickly as possible and to let the existing portfolio of discontinued business run off the books to reduce overall funding requirements.

     We are evaluating developing full service rental business activities that would expand the rental concept beyond the traditional business of providing operating leases or daily rental contracts. Such activities would provide a full service proposition to fleet owners, large contractors and other businesses, including service, equipment maintenance, repair, fleet management, logistics services and insurance. Such business models have developed in some Western European heavy equipment markets and could be applicable to our agricultural and construction equipment markets.

     Asset-Backed Securitizations

     CNH Capital periodically has accessed the asset-backed securities market in the United States and Canada and will continue to rely on the availability of liquidity through that market to fund its retail financing programs. We anticipate that, depending on continued market interest and other economic factors, it will continue to securitize its retail receivables in the United States and Canadian markets. CNH Capital's access to the asset-backed securities market will depend in part upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in our industries of operation. CNH Capital typically has entered into two securitization transactions per year since the merger, one in the first six months of the year to securitize receivables originated in that period and similarly, one in the second six months of the year. Securitization transactions, in the United States, are typically approximately $1.0 billion in size and in Canada are generally C$200 million to C$400 million in size. CNH Capital applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our balance sheet.

SUPPLIERS

     We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to price fluctuations in respect of the materials or commodities we purchase.

     We are currently rationalizing our supply chain to substantially reduce the number of our suppliers from over 6,000 at the time of the merger to approximately 3,000. In implementing this program, we plan to build mutually beneficial partnerships with long-term suppliers based on increased volumes and shared product development activities. We believe that a reduction in the number of suppliers will result in more cost-effective arrangements, lower investment requirements, greater access to technological developments and lower per-unit costs. Although we are increasing our dependence on our remaining suppliers, most of the products that we purchase from our suppliers are available from other sources. As of year-end 2001, we have reduced the number of our suppliers to 5,100.

     In addition to the equipment manufactured by us and our joint ventures, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer, or OEM, allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2001, the total value of OEM purchases comprised less than 8% of our total purchases. In 2001, approximately 25% of these purchases were as a result of supply contracts associated with the divestitures, which will terminate in the next two years.

DISTRIBUTION AND SALES

     We possess one of the industry's most extensive dealer networks. We sell and distribute our products through approximately 11,700 dealers and distributors in more than 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

     Large construction equipment dealers often complete their product offering with products from more than one manufacturer due to historical relationships that have persisted through the consolidation of the industry.

     Exclusive, dedicated dealers generally provide a higher level of market penetration for the entire CNH product line than dealers who sell the same products from more than one brand. Therefore, such dealers complement our strategy of full product lines for all global brands. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, often including models sold by our competitors. Elsewhere, our dealers are generally exclusive, but may share complementary products manufactured by other suppliers in other product categories in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us. This is particularly true of specialty products, such as equipment adapted for particular crops or uses.

     In connection with our program of promoting our unified brand names and identity, we generally seek to have our dealers sell a full line of our products (such as tractors, crop production and crop harvesting). Generally, we achieve greater market penetration where each of our dealers sells the full line of products from only one CNH brand. Although appointing dealers that sell more than one of our brands is not part of our business model, some joint dealers exist, either for historical reasons or in limited markets where is it not feasible to have separate dealers for each CNH brand. In some limited cases, dealerships are operated under common ownership with separate facilities for each of our brands.

     In North America, Mexico, most of Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the dealer network. In other parts of the world, our products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors' expertise and to minimize our marketing costs. Generally, each of our distributors has responsibility for an entire country.

     We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2001, we operated 57 company-owned dealerships, located in the U.S., Canada and Germany. In the mature markets, we expect a decrease in the number of our dealers in the coming years, as the process of farm consolidation pressures dealers' financial positions. In North America, we operate a dealer development program that allows approved dealer candidates to purchase dealerships from us over a fixed period of time, with payments being made from the dealer's profits.

     A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. We possess one of the industry's broadest dealer networks and are working to further enhance the network through the expansion of our lines of products and customer services (including enhanced Financial Services) and an increased focus on dealer support. To assist our dealers in building rewarding relationships with their customers, we have introduced focused customer satisfaction programs and seek to incorporate customer input into our product development and service delivery processes.

     As the equipment rental business becomes a more significant factor in the both the agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is required to maintain the rental equipment and to insure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the second hand market. As a leader in light construction equipment, the most requested rental products, our product performance is key to maintaining our quality reputation, its attractiveness to the rental customer and its resale value on the used equipment markets. We have launched several programs to support our dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive activity and sensitive to variations in construction demand, we believe that any such activities should be expanded gradually, with special attention to managing the resale of rental units into the secondary market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

     In North America, we are contractually obligated to repurchase new equipment, new parts, business signs and manuals from former dealers following our termination of the dealership if the former dealer so elects. Outside of North America, repurchase obligations and practices vary by region. In addition to the contractual repurchase obligation, certain jurisdictions have agricultural and construction equipment dealership laws that require us to repurchase new equipment and new parts at statutory amounts.

     In Japan, CNH and H. Shibamoto each own 50% of New Holland HFT Japan Inc. ("HFT"), which distributes our products in that country. HFT imports and sells a full range of New Holland's agricultural equipment through approximately 60 retail sales and service centers located throughout Japan. In order to complete its product offering, HFT also sells certain equipment manufactured by other producers. HFT is the leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.

PRICING AND PROMOTION

     The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sales prices may be lower than the suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of its business, we engage in promotional campaigns that may include price incentives or preferential credit terms on the purchase of certain products.

     To ensure proper sale value for our equipment, we analyze competitors' prices to assess the correct price levels for our equipment in each market. In the agricultural business, under both the New Holland and Case IH brands, products can be offered at different price points for basic products or fully featured, leading technology products. This pricing mechanism allows us to reach different customers without significant discounting in equipment prices.

     We regularly advertise our products to the community of farmers, contractors, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with major distributors and dealers. The promotion strategy of the Case IH and New Holland brands varies according to our customer targets for those brands.

PARTS AND SERVICES

     The replacement parts and associated service business is a major source of revenue for both our company and our dealers. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 19% of our total net sales in 2001.

     We supply a complete range of parts, many of which are proprietary, to support items in our current product line as well as for products that we have sold in the past. As many of the products that we sell can have economically productive lives of up to 20 years when properly maintained, each unit that is retailed into the marketplace has the potential to produce a long-term revenue stream for both CNH and our dealers. Sales of replacement parts have historically been less subject to sharp changes in demand than sales of new equipment and typically generate higher gross margins than sales of new equipment.

     In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with three major suppliers of warehousing services. TNT provides warehousing services in Latin America and APL Logistics provides similar services for most of the Case/Case IH distribution channel in North America on a fee for service basis. In North America, Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services to us with respect to parts operations for the New Holland brand, also on a fee for service basis. We handle logistical arrangements directly with respect to parts operations in other areas of the world.

     At December 31, 2001, we operated and administered 39 parts depots worldwide, either directly or through arrangements with our warehouse service providers, including 21 in North America, 12 in Europe, two in Latin America and four in Australia and New Zealand. These depots supply parts to distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment. We have reduced the number of parts depots from 45 to 39 at the end of 2001, as part of the ongoing restructuring activities associated with the merger of New Holland and Case, and we plan further reductions to 31 depots by 2003.

     Through the establishment of common platforms and systems for various product lines, we have enhanced the efficiency and cost effectiveness of our parts business by centralizing the production of these components.

     As part of the expansion of our product range and the renewal of most of our agricultural and construction equipment product lines, many new parts have entered or will enter into our parts system. To take advantage of the significant number of shared parts being designed for the new common component system, we have developed a new common parts packaging system for parts that can be used by any of our multiple brands. A small number of high volume common parts will be distinctly packaged for each brand or brand family, even if the parts are identical. These would typically be the parts that a customer might see in a dealer's showroom. All remaining parts will utilize common CNH packaging to minimize costs and distribution complexity.

     The development of a common global parts system for all products and brands is another key merger profit improvement action that is facilitating the depot rationalization program. We also expect the new parts system to improve parts inventory management and customer service levels. The new system is expected to be installed in North American locations by the first quarter of 2003 and in Western Europe by the first quarter of 2004.

SERVICE AND WARRANTY

     Our products are warranted to the end user to ensure end-user confidence in design workmanship and material quality. Warranty lengths vary depending on competitive standards established within individual markets. In general, warranties tend to be for one to three years, with some as short as six months, and cover all parts and labor for non-maintenance repairs and wear items, provided operator abuse, improper use or negligence did not necessitate the repair. Warranty on some products is limited by hours of use, and purchased warranty is available on most products. Dealers submit claims for warranty reimbursement to us and are credited for the cost of repairs if the repairs meet our prescribed standards. Warranty expense is accrued at the time of sale, and purchased warranty revenue is deferred and amortized over the life of the warranty contract.

     Our distributors and dealers provide service support outside of the warranty period. Our service engineers or service training specialists train service personnel in one of several CNH training facilities around the world or on location at dealerships.

SEASONALITY AND PRODUCTION SCHEDULES

     Seasonal industry conditions affect our sales of agricultural equipment and, to a lesser extent, construction equipment. Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which are in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. We adjust our production levels to reflect changes in estimated demand, dealer inventory levels, labor disruptions and other matters not within our control. However, because we spread our production and wholesale shipments throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

INSURANCE

     We maintain insurance with third-party insurers and with affiliates of Fiat to cover various risks resulting from our business activities including, but not limited to, risk of loss or damage to our facilities, business interruption losses, general liability, product liability, automobile liability and directors and officers liability insurance. Management believes that our present level of insurance coverage is adequate to cover such potential losses arising out of these and other insurable risks.

LEGAL PROCEEDINGS AND REGULATION

     We are party to various legal proceedings in the ordinary course of our business, including product warranty, dealer disputes, workers compensation, and customer and employment matters. In addition, certain of our Brazilian subsidiaries are currently contesting certain claims made by the Brazilian tax authorities related to taxation and employer social contributions. Although we cannot accurately predict the amount of any liability that may arise with respect to any of these matters, we do not expect any proceeding, if determined adversely to us, to have a material adverse effect on our consolidated financial position, results of operations or cash flows. Although we vigorously defend all claims, we make provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and are adjusted from time to time according to developments.

     We operate in multiple jurisdictions and are subject to competition law and other laws and regulations of those jurisdictions. On July 17, 2001, the European Commission issued a Statement of Objections alleging that our French and Italian subsidiaries adopted practices limiting sales outside of dealer territories. We submitted a reply to the European Commission and a hearing was held on January 28, 2002. As of the date of this report, the Commission had not provided a ruling. The European Commission has the power to assess a wide range of fines, penalties and sanctions, which may be significant. Any fines would be assessed by the Commission only after a ruling by the Commission that these subsidiaries engaged in anti-competitive practices. We believe that the allegations should be dismissed. However, we are unable to predict the outcome of this proceeding and, while we intend to appeal the decision if the outcome is unfavorable, we cannot assure you that any fine the Commission might impose would not have a material adverse impact on our business, financial condition and results of operations.

     We are party to a lawsuit filed against us in the U.S. District Court for the Southern District of Florida alleging that the plaintiffs have an interest in respect of O&K Mining GmbH ("O&K"), which is 75% owned by us. The plaintiffs allege that O&K was expropriated from their Jewish grandfather in the 1930's during the Nazi era and sold to other companies. The plaintiffs claim that they own a 25% interest in O&K and are seeking restitution of that 25% interest as well as monetary damages amounting to profits, dividends and other income derived therefrom. We believe these allegations are without merit and intend vigorously to defend the case.

     C. ORGANIZATIONAL STRUCTURE.

     As of April 30, 2002, approximately 84.6% of CNH's outstanding common shares are owned by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat. Fiat was founded in Turin on July 11, 1899. In addition to automobile manufacturing, Fiat produces commercial vehicles, buses, farm tractors and marine engines.

     As of the end of December 2001, Fiat is one of the world's largest industrial groups, operating in 61 countries with 1,063 companies, of which 274 subsidiaries and affiliates are located in Italy. Fiat employs over 198,000 people, including more than 95,500 in Italy.

     Fiat Group companies are organized into ten operating sectors: Automobiles, Commercial Vehicles, Agricultural and Construction Equipment, Metallurgical Products, Components, Production Systems, Aviation, Publishing and Communications, Insurance and Services. These companies include Fiat Auto, Iveco, CNH, Magneti Marelli, Comau, Teksid, Fiat Avio, Itedi and Toro Assicurazioni.

     We have over 200 subsidiaries, limited liability companies, joint ventures and dealer development companies. In 2001, the Company initiated a global project to rationalize its legal entity structure to eliminate dormant subsidiaries, merge duplicative subsidiary entities and generate administrative efficiencies and related personnel savings within the various countries in which it operates.

     A listing of our directly and indirectly owned (10% or greater) subsidiaries and affiliates as of December 31, 2001 is set forth in an exhibit to this Form 20-F.

     D. PROPERTY, PLANTS AND EQUIPMENT.

     Our facilities are well maintained, in good operating condition and are suitable for their present purposes. These facilities, including the planned restructuring actions and planned capital expenditures, are expected to meet our manufacturing needs in the foreseeable future. Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs.

     The following table provides information about our principal manufacturing, engineering and administrative facilities, excluding joint ventures, as of December 31, 2001:

                                                                          APPROXIMATE
          LOCATION                        PRIMARY FUNCTIONS              COVERED AREA*   OWNERSHIP STATUS
          --------                        -----------------              -------------   ----------------
UNITED STATES
Belleville, PA..............  Skid Steer Loaders; Manure Spreaders             540                  Owned
Benson, MN..................  Agricultural Sprayers                            219                  Owned
Burlington, IA..............  Loader/Backhoes; Crawler/Dozers; Fork            989                  Owned
                              Lift Trucks
Burr Ridge, IL..............  Technology (Engineering) Center                  549                  Owned
Dublin, GA..................  Compact Tractors                                  60                 Leased

                                                                          APPROXIMATE
          LOCATION                        PRIMARY FUNCTIONS              COVERED AREA*   OWNERSHIP STATUS
          --------                        -----------------              -------------   ----------------
East Moline, IL.............  Combine Harvesters; Cotton Pickers; Grain      2,375                  Owned
                              Heads
Fargo, ND...................  Tractors; Wheel Loaders                          531                  Owned
Goodfield, IL...............  Soil Management (Tillage Equipment)              233                  Owned
Grand Island, NE............  Combine Harvesters; Hay & Forage                 680                  Owned
Lake Forest, IL.............  Global Management Offices                         65                 Leased
New Holland, PA.............  Administrative Facilities; Hay & Forage;       1,190                  Owned
                              Engineering Center
Racine, WI..................  Tractor Assembly; Transmissions; Foundry       2,834                  Owned
Racine, WI..................  Principal Administrative Facilities              400           Owned/Leased
Wichita, KS.................  Skid Steer Loaders; Directional Drills;          455                  Owned
                              Trenchers

ITALY
Imola.......................  Loader/Backhoes; Engineering Center              384                  Owned
Jesi........................  Tractors                                         710                  Owned
Lecce.......................  Construction Equipment; Engineering            1,550                  Owned
                              Center
Modena......................  Components                                     1,150                  Owned
San Matteo..................  Research and Development                         540                  Owned
San Mauro...................  Construction Equipment; Engineering              590                  Owned
                              Center

FRANCE
Coex........................  Grape Harvesters; Engineering Center             280                  Owned
Crepy-En-Valois.............  Excavators; Loader/Backhoes                      676                  Owned
Croix.......................  Cabs                                             466                  Owned
Tracy-Le-Mont...............  Hydraulic Cylinders                              204                  Owned
Villepinte..................  Administrative Facilities                         55                 Leased

UNITED KINGDOM
Basildon....................  Tractors; Components; Engineering Center       1,390                  Owned
Lincoln.....................  Agricultural Sprayers                             24                  Owned

GERMANY
Berlin......................  Construction Equipment; Engineering            1,113                 Leased
                              Center
Dortmund....................  Administrative Facilities; Test and Parts        348                 Leased
                              Centers
Heidelberg..................  Administrative and Warehouse Facilities          162                  Owned
Neustadt....................  Forage and Combine Harvesters                    515                  Owned

BRAZIL
Curitiba....................  Tractors; Combine Harvesters; Engineering        760                  Owned
                              Center
Belo Horizonte..............  Construction Equipment; Engineering              510                  Owned
                              Center
Piracicaba..................  Sugar Cane Harvesters                            108                  Owned

CANADA
Saskatoon...................  Air-Seeding Equipment; Engineering Center        750                  Owned

BELGIUM
Antwerp.....................  Components                                       850                 Leased
Zedelgem....................  Combine Harvesters; Hay & Forage; Tractor      1,590                  Owned
                              Loaders; Engineering Center

                                                                          APPROXIMATE
          LOCATION                        PRIMARY FUNCTIONS              COVERED AREA*   OWNERSHIP STATUS
          --------                        -----------------              -------------   ----------------
OTHERS
Bundaberg, Australia........  Sugar Cane Harvesters                            206                  Owned
St. Valentin, Austria.......  Tractors                                         398                 Leased
New Delhi, India............  Tractors; Engineering Center                     360                  Owned
Plock, Poland...............  Combine Harvesters                             1,020                  Owned

---------------
* in thousands of square feet

     In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships, worldwide.

ENVIRONMENTAL MATTERS

     Our operations and products are subject to extensive environmental laws and regulations in each of the countries in which we operate. We are voluntary participants in several government-sponsored initiatives that benefit the environment. We have an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage by incorporating adjustments in business activity, recycling efforts and hazard assessments of raw materials. We have a program designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.

     Our engines and equipment are subject to extensive statutory and regulatory requirements that impose standards with respect to air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. At this time, however, we are not able to quantify the dollar amount of such expenditures as the levels and timing are not agreed by the regulatory bodies. The failure to comply with these emission limits could result in adverse effects on future financial results.

     We will incur capital expenditures in connection with matters relating to environmental control and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. Capital expenditures for environmental control and compliance in 2001 were not material and projections for 2002 and 2003 are not expected to be material. The Clean Air Act Amendments of 1990 and European Commission directives affect directly the operations of all of our manufacturing facilities in the United States and Europe currently and in the future. The manufacturing processes affected include painting, coating and foundry operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our financial position or results of operations.

     Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 39 non-owned sites to which Case allegedly sent hazardous substances for disposal ("Waste Sites"). Seventeen of the Waste Sites are on the National Priority List promulgated pursuant to CERCLA. At 35 of the Waste Sites, the monetary amount or extent of our liability has been resolved, we have not been named as a potentially responsible party ("PRP"), or our liability is likely de minimis in comparison with other PRPs. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 39 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our financial position or results of operations.

     We have conducted environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our financial position or results of operations. The preceding paragraphs regarding environmental matters are forward-looking statements, and the actual costs could differ materially from those costs currently anticipated due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of laws which now and in the future may impose liability for previously lawful disposal and release activities. As we have in the past, we will fund our costs of environmental compliance from operating cash flows.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     We have prepared our financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP. The impact of acquisitions, particularly the impact of the Case and New Holland merger, has affected the comparability of the respective prior-year data. We have made certain reclassifications of prior year amounts to conform with the current year presentation.

     Our agricultural and construction equipment businesses are collectively referred to as our Equipment Operations. Our financial services businesses are collectively referred to as Financial Services. Unless otherwise indicated, all financial data set forth herein is expressed in U.S. Dollars.

     The "Consolidated" data in this section includes CNH Global N.V. and its consolidated subsidiaries and conforms to the requirements of Statement of Financial Accounting Standards ("SFAS") No. 94. In the supplemental consolidating data in this section, "Equipment Operations" (with "Financial Services" on the equity basis) include primarily CNH Global N.V.'s agricultural and construction equipment operations. The supplemental "Financial Services" consolidating data in this section include primarily CNH Global N.V.'s financial services business. Transactions between "Equipment Operations" and "Financial Services" have been eliminated to arrive at the "Consolidated" data. This presentation is consistent with the other consolidated and supplemental financial information presented throughout this report.

     A. OPERATING RESULTS.

     2001 COMPARED TO 2000

     Revenues

     Consolidated revenues for 2001 totaled approximately $9,715 million as compared to approximately $10,041 million in 2000. Adjusted for the adverse impact of foreign exchange rates ($311 million) and divestitures ($351 million), consolidated revenues rose by 3% compared to 2000 despite a declining equipment market. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $9,030 million in 2001 as compared to approximately $9,337 million in 2000. Adjusted for the impact of unfavorable exchange rates ($311 million) and divestitures ($351 million), net sales of equipment rose by 4% compared to 2000.

     Net Sales of Equipment

     Net sales of our Equipment Operations for the years ended December 31, 2001 and 2000 by geographic area were as follows:

                                                            2001     2000
                                                           ------   ------
                                                            (IN MILLIONS)
NET SALES
  Western Europe.........................................  $3,168   $3,613
  North America..........................................   4,197    4,072
  Latin America..........................................     587      633
  Rest of World..........................................   1,078    1,019
                                                           ------   ------
     Total net sales.....................................  $9,030   $9,337
                                                           ======   ======

     Net sales of equipment decreased in 2001 reflecting approximately $311 million in unfavorable currency translation, and divestitures accounted for a further negative impact of $351 million. Overall in 2001, world market demand for major agricultural equipment product lines was approximately 6% lower than in 2000, as increased demand for tractors and combines in North America and Latin America was more than offset by decreased demand in Western European and Rest of World markets. World market demand for major construction equipment product lines in 2001 decreased in virtually all major product lines and major market areas. Our mix of sales weakened slightly as our overall backhoe loader market share declined. However, in the important North American agricultural equipment market, our market share increased, reflecting the beginning of a recovery from our first year after the merger.

     Agricultural Equipment

                                                            2001     2000
                                                           ------   ------
                                                            (IN MILLIONS)
NET SALES
  Western Europe.........................................  $1,970   $2,181
  North America..........................................   2,876    2,510
  Latin America..........................................     420      413
  Rest of World..........................................     807      773
                                                           ------   ------
     Total net sales.....................................  $6,073   $5,877
                                                           ======   ======

     Net sales of agricultural equipment in 2001 were approximately 3% higher than in 2000. A slight increase in unit sales of tractors (by less than one percentage point) was partially offset by the unfavorable effects of currency translation and divestitures. Overall worldwide tractor market demand in 2001, as measured in units, decreased by about 6% from 2000 levels, while overall combine demand increased by about 4%. Despite divestitures, our overall worldwide retail market share was less than one percentage point higher in 2001 compared with 2000.

     In Western Europe, net sales of agricultural equipment decreased by 10%, reflecting lower tractor and combine unit sales and the 3% decline in the average value of the Euro and the 5% decline in the average value of the British Pound, in each case as compared with the U.S. Dollar from 2000 to 2001. Overall tractor market demand, as measured in units, decreased by about 7% in 2000 and overall combine market demand decreased by about 13%.

     In North America, net sales of agricultural equipment increased by about 15% in 2001 compared with 2000, reflecting higher tractor and combine unit sales. Total market demand for agricultural tractors in North America increased by about 10%, led by a 10% increase in demand for under 40 horsepower tractors. Industry demand for mid-sized (40 to 100 horsepower) tractors increased by about 8%, demand for large two wheel drive tractors over 100 horsepower also increased by approximately 11% while demand for four wheel drive tractors increased by more than 13%. Combine market demand increased by about 9%.

     In Latin America, net sales of agricultural equipment in 2001 were 2% higher than in 2000. Unit sales increased by about 13% and pricing and mix were favorable, but the average value of the Brazilian Real declined by approximately 22% in 2001 compared with 2000. Total market demand for agricultural tractors in Latin America increased by 8%, led by approximately 15% higher market demand for tractors in Brazil, based on unit sales, as the Brazilian government sustained its programs to assist farmers in purchasing equipment. Total market demand for combines rose by about 11%, with total industry unit sales of combines in Brazil increasing by about 9%.

     In markets throughout the Rest of the World, net sales of agricultural equipment in 2001 increased by approximately 4% compared to 2000. Unit sales of tractors in 2001 were higher than in 2000, while unit sales of combines were essentially unchanged. This was offset by a decline in the value of the Australian Dollar as compared with the U.S. Dollar by about 11% from 2000 to 2001.

     Construction Equipment

                                                            2001     2000
                                                           ------   ------
                                                            (IN MILLIONS)
NET SALES
  Western Europe.........................................  $1,198   $1,432
  North America..........................................   1,321    1,562
  Latin America..........................................     167      220
  Rest of World..........................................     271      246
                                                           ------   ------
     Total net sales.....................................  $2,957   $3,460
                                                           ======   ======

     Net sales of construction equipment decreased by approximately 15% in 2001 compared with 2000. The decline in net sales reflects lower unit sales in most product lines and in most markets, as construction activity slowed during the year, and to the unfavorable effects of currency translations. Our overall unit sales decreased in 2001 by about 17%. Overall worldwide market demand as measured in units decreased by about 11% from 2000 to 2001, led by a 16% decline in worldwide market demand for backhoe loaders, for which we are the industry leader. Worldwide industry demand for skid steer loaders declined by approximately 11% and worldwide market demand for heavy construction equipment declined by approximately 9%. Our overall worldwide retail market share declined by less than one percentage point in 2001 compared with 2000.

     In Western Europe, net sales of construction equipment decreased by 16%, reflecting 14% lower unit sales, the 3% decline in the value of the Euro and the 5% decline in the value of the British Pound from 2000 to 2001 and the impact of the Fermec divestiture. Overall market demand, as measured in units, decreased by approximately 10% in 2001.

     In North America, net sales of construction equipment decreased by approximately 15% in 2001 compared with 2000. Retail unit sales of our equipment declined by approximately two percentage points more than the total market demand for construction equipment which decreased by about 12%, including a 16% decline in demand for backhoe loaders, an 11% decline in demand for heavy construction equipment and an 11% decline in demand for skid steer loaders. Our sales decline reflects the phase in/phase out launch of the new Case M Series backhoe loader in the first quarter of 2001, in addition to the overall market decline.

     In Latin America, net sales of construction equipment decreased by 24% in 2001 compared with 2000. The decrease in net sales was principally due to the decline in the average value of the Brazilian Real by approximately 22% in 2001 compared with 2000, lower sales of parts, and a slight decrease of 1% in unit sales in that region. Total market demand, as measured in units, decreased by about 9%, including a 32% decline in market demand for skid steer loaders and a 17% decline in Latin American market demand for backhoe loaders, partially offset by a 4% increase in market demand for heavy construction equipment.

     In markets throughout the Rest of World, where we have a minimal presence outside of Australia, net sales of construction equipment increased by 10% in 2001 compared with 2000. The increase in net sales was principally due to improved pricing and higher sales of parts, partially offset by a decline in unit sales by about

17% and an 11% decline in the value of the Australian Dollar as compared with the U.S. Dollar from 2000 to 2001. Total market demand decreased by approximately 10%.

     Finance and Interest Income

     Consolidated finance and interest income declined from $704 million in 2000 to $685 million in 2001. Finance and interest income in Equipment Operations increased to $149 million in 2001 as compared to $68 million in 2000, reflecting primarily the increased interest costs of the increased intersegment lending from Equipment Operations to Financial Services compared with 2000.

     Financial services revenues totaled $739 million in 2001, down $60 million from the $799 million reported a year ago. The decline in revenues was primarily caused by a $70 million decrease in finance and interest income earned on retail and wholesale receivables in 2001 due principally to a 2% decrease in the average yield, offset by an 8.3% increase in the average balance of outstanding retail and wholesale receivables. The decline in finance and interest income was offset by an increase in securitization related revenues to $143 million from $133 million in the prior year. This increase was principally related to increases in gains recorded on securitization transactions executed during the falling interest rate environment of 2001.

     Costs and Expenses

     Costs of goods sold decreased by $234 million to $7,586 million in 2001, but as a percentage of net sales of equipment increased slightly from 83.8% in 2000 to 84.0% in 2001. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 16.0% in 2001 as compared to 16.2% in 2000. This decline in gross margin reflected a decline in the gross margin of construction equipment that was only partially offset by an increase in the gross margin of agricultural equipment. In total, gross margin deterioration was principally due to lower absorption of fixed costs, pricing pressures and unfavorable mix, all primarily related to construction equipment, that was partially offset by favorable agricultural equipment volume, pricing and a total of $133 million of merger-related profit improvements, primarily related to lower material costs.

     In 2001, selling, general and administrative ("SG&A") expenses declined by $53 million to $1,224 million from $1,277 million in the prior year. This decrease is more than explained by the decline in SG&A expenses in Equipment Operations to $915 million in 2001 from $1,007 million in 2000, or expressed as a percentage of net sales of equipment, a decrease from 10.8% in 2000 to 10.1% in 2001. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction in salaried headcount. These reductions were principally due to the divestitures required by the U.S. and European regulatory authorities, ongoing cost reduction initiatives and merger integration profit improvement activities initiated by us. These actions resulted in a reduction in SG&A expenses of approximately $110 million in 2001. Partially offsetting the decline in SG&A expenses of Equipment Operations, SG&A expenses in Financial Services increased by $40 million, primarily due to higher loan loss provisions of approximately $30 million, on a pre-tax basis, which were mainly due to loans made in the non-core businesses.

     During 2000, the portfolio of receivables originated through dealers other than CNH's dealers ("non-core" dealers) in North America began experiencing significantly higher credit losses than the core CNH dealer originated portfolios. At the end of 2000, we decided to cease purchasing non-CNH dealer originated receivables outside of the agricultural and construction equipment markets. During 2001, we continued to experience deteriorating performance in delinquencies and the underlying collateral values of these liquidating portfolios as well as in the agricultural and construction equipment industry receivables originated through non-CNH dealers, as compared to portfolios in the same industries originated by CNH dealers. Based on these continuing trends, we increased our loss provisions in 2001 and made the decision in January 2002 to cease origination of all non-core receivables and focus on providing financing to support our dealers and end-use customers.

     Although we believe that the cessation of originations in these non-core portfolios has significantly mitigated the potential for additional future charges, additional loan loss provisions for these portfolios may be necessary if further, unanticipated deterioration in market conditions affecting the underlying industries were to occur. The following information summarizes the significance of these North American non-core portfolios relative to our total loan portfolios and certain performance-related data as of December 31, 2001 and 2000:

                                                           2001      2000
                                                          ------    ------
                                                            (DOLLARS IN
                                                             MILLIONS)
Non-core portfolio......................................    $939    $1,413
Percentage of total portfolio...........................     10%       14%
Delinquency percentage*.................................     25%       18%
Annual loss percentage..................................   6.45%      3.6%
Loss provision provided.................................    $110       $72

---------------
* Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

     By comparison, delinquency percentages for CNH's North American core portfolio were 4.3% and 4.5% for 2001 and 2000, respectively, and annual loss percentages for the North American core portfolio were 0.8% and 1.1% for 2001 and 2000, respectively.

     Ongoing research and development expenses expressed as a percentage of net sales of equipment remained relatively unchanged at 3.4% in 2001 compared with 3.6% in 2000.

     Our consolidated employment level has been reduced to approximately 28,100. During 2001, divestitures accounted for a reduction of approximately 1,300 personnel. Total employment has now been reduced by approximately 7,900, or 22%, since the merger; salaried employment has been reduced by 25%.

     During 2001, we recorded $104 million in restructuring and other merger related costs for the CNH Merger Integration Plan, including $97 million in Equipment Operations and $7 million in Financial Services. These restructuring and other merger related costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and other merger related costs. The CNH Merger Integration Plan realized $278 million in annual profit improvements related to product offerings made available through our multiple distribution channels in 2001 in addition to the $155 million realized in 2000. These annual profit improvements total $433 million in ongoing profit improvements compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. During 2000, we recorded $157 million in restructuring and other merger related costs for the CNH Merger Integration Plan. See Note 4, "Restructuring" to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

     As a result of our merger integration and development plan, we expect to achieve over $600 million in annual merger-related profit improvements by year-end 2003, including the approximately $433 million of annual profit improvements achieved in 2001 as compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999.

     The merger-related profit improvements are being achieved in the following areas:

     Cross-Selling -- The merger of New Holland and Case has allowed us to enhance revenues and gross profits by selling historical New Holland products to Case customers and historical Case products to New Holland customers. As an interim step towards our planned common platform approach, we have expanded the market reach of many of our products by making relatively minor changes to existing products and rebranding them for distribution in another dealer network. Cross-selling revenues are measured by product line and accounted for approximately $177 million in additional revenue for us in 2001 and merger-related profit improvements of $35 million.

     Materials Costs -- We have been able to achieve cost savings on materials in a number of ways. The merger has permitted us to benefit from the savings associated with higher volume materials purchases. In addition, we have reevaluated our supplier network and, in some cases, changed suppliers to enhance cost savings. Our manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some of our components.

     For 2001, our management has classified all materials cost savings as merger-related profit improvements. Materials cost savings were approximately $50 million in 2000 and $75 million in 2001.

     Manufacturing, Depot and Other -- We have realized further cost savings by implementing our plan to rationalize production and close manufacturing plants and parts depots. These actions are evaluated on a plant-by-plant basis and are net of any costs that we incur in order to close a particular plant. Plant rationalization and closures resulted in net cost savings of $58 million in 2001. As the plant and depot rationalization plan continues, we expect continued merger-related cost savings in this area.

     Selling, General and Administrative -- The merger and our merger-related restructuring plans have reduced SG&A expenses throughout our business by combining functions, reducing of employment levels and outsourcing non-core functions. Our management has determined to classify all profit improvements from reductions in SG&A expenses for the period from the merger to the end of 2001 (and only for that period) as merger-related profit improvements. Accordingly, we realized merger-related profit improvements from SG&A reductions of $96 million and $110 million in 2000 and 2001, respectively, and will not record any such improvements in future periods.

     The reduction in consolidated interest expense from $793 million in 2000 to $726 million in 2001 was principally due to lower average interest rates, partially offset by increased borrowings. Interest expense in Equipment Operations increased to $585 million in 2001 from $542 million in 2000 primarily as a result of increased borrowings to support increased intersegment lendings by Equipment Operations to Financial Services, which yielded lower funding costs than Financial Services would otherwise have been able to obtain. The decrease in Financial Services interest expense of $71 million to $339 million was mainly due to lower average funding costs, partially offset by higher average borrowing levels to support the higher balances of retail and wholesale receivables. In 2001, we incurred $358 million in interest expense relating to its financing from Fiat as compared to $291 million in 2000.

     Other, net increased to $193 million in 2001 from $186 million in 2000. The increase in other expenses was primarily attributable to unfavorable foreign exchange impacts.

     During 2001, total equity in income (loss) of unconsolidated subsidiaries and affiliates declined by $14 million to a net loss of $8 million as compared to net income of $6 million in 2000. Financial services equity in income of unconsolidated subsidiaries increased $4 million during 2001 due primarily to the cost reductions related to the termination of origination activities of certain joint venture arrangements in Europe. Equity in income from our unconsolidated Equipment Operations activities decreased from a profit of $4 million in 2000 to a loss of $14 million in 2001. The decline was primarily due to the devaluation of the Turkish Lira in the first quarter of 2001.

     Tax Rates -- Consolidated

     Our principal wholly owned manufacturing operations are located in the United States, Italy, the United Kingdom, Belgium, France, Germany, Canada and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for CNH as a whole. The highest statutory tax rate in these countries in the year ended December 31, 2001 and 2000, respectively, was 42% and 53% in Germany. The lowest statutory tax rates in these countries were 30% in the United Kingdom for both 2001 and 2000. Our effective tax rate was approximately 24% in 2001 and 29% in 2000. For an analysis of the principal factors affecting our effective tax rate, see Note 16, "Income Taxes" to the Consolidated Financial Statements.

     Net Income

     The consolidated net loss in 2001 was $332 million, compared with a net loss of $381 million in 2000. On a diluted basis, losses were $1.20 and $1.79 per share in 2001 and 2000, respectively. On a consolidated basis, the loss before restructuring and other merger related costs, net of tax, was $253 million in 2001 as compared to a net loss of $269 million in 2000.

     Effect of Currency Translation

     For financial reporting purposes, we convert the financial results of each of our operating companies into U.S. Dollars, using average exchange rates calculated with reference to those rates in effect during the year. As a result, any change from year to year in the U.S. Dollar value of the other currencies in which we incur costs or receive income is reflected in a currency translation effect on our financial results.

     The impact of currency translation on the results of Financial Services operations is minimal, reflecting the geographic concentration of such operations within the United States. For Equipment Operations, the impact of currency translation on net sales generally is largely offset by the translation impact on costs and expenses.

     During 2001, the average change in the currencies of our major operations as compared with the U.S. Dollar were declines in the values of the Euro by 3%, the Australian Dollar by 11%, the British Pound by 5% and the Brazilian Real by 22%. The value of the Canadian Dollar declined by 4% and the value of the Japanese Yen declined by 13%. The impact of these movements reduced net sales by 3% and reduced the absolute gross margin by 5%. The impact on net income was approximately $10 million unfavorable, as the impact on overhead costs was favorable.

     2000 COMPARED TO 1999

     The acquisition of Case in November 1999 was the primary factor underlying the differences between our actual results for 2000 and 1999. Therefore, following this section, we present a comparison of our actual results for 2000 and our pro forma results for 1999 which illustrate the effects of the Case acquisition as if it had occurred at January 1, 1999. Please refer to this discussion for additional meaningful information regarding variances between our 2000 actual results and our 1999 pro forma results.

     Revenues

     Consolidated revenues for 2000 totaled $10,041 million as compared to $6,273 million in 1999. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment which were $9,337 million in 2000, up 57% from $5,949 million in 1999. The increase in net sales in 2000 was largely due to the full year impact of the Case acquisition and the acquisition of Flexi-Coil in January 2000, offset in part by approximately $425 million in unfavorable currency translation on net sales of equipment and lower industry volumes.

     Net Sales of Equipment

     Net sales of our Equipment Operations for the years ended December 31, 2000 and 1999 by geographic area were as follows:

                                                           2000     1999
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $3,613   $2,918
  North America.........................................   4,072    2,076
  Latin America.........................................     633      386
  Rest of World.........................................   1,019      569
                                                          ------   ------
     Total net sales....................................  $9,337   $5,949
                                                          ======   ======

     Agricultural Equipment

                                                           2000     1999
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $2,181   $1,826
  North America.........................................   2,510    1,347
  Latin America.........................................     413      273
  Rest of World.........................................     773      458
                                                          ------   ------
     Total net sales....................................  $5,877   $3,904
                                                          ======   ======

     Construction Equipment

                                                           2000     1999
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $1,432   $1,092
  North America.........................................   1,562      729
  Latin America.........................................     220      113
  Rest of World.........................................     246      111
                                                          ------   ------
     Total net sales....................................  $3,460   $2,045
                                                          ======   ======

     Finance and Interest Income

     Consolidated finance and interest income increased from $324 million in 1999 to $704 million in 2000. Finance and interest income in Equipment Operations increased to $68 million in 2000 as compared to $17 million in 1999.

     Financial services revenues totaled $799 million in 2000, an increase of $387 million from the $412 million reported in 1999. The increase in revenues was primarily driven by increased finance and interest income earned on retail and wholesale receivables and the incremental gains recorded on the securitization transactions as a result of the acquisition of Case and Case Credit.

     Costs and Expenses

     Costs of goods sold increased by $2,936 million to $7,820 million in 2000, and as a percentage of net sales of equipment to 83.8% in 2000 from 82.1% in 1999. Gross margin (net sales of equipment less cost of goods sold) in 2000, expressed as a percentage of net sales of equipment, was 16.2% compared to 17.9% in 1999.

     Consolidated SG&A expenses increased by $551 million in 2000 to $1,277 million as compared to $726 million in the prior year. SG&A expenses of the Equipment Operations were $350 million higher in 2000 than $657 million in 1999, primarily due to the acquisition of Case. The increase in Financial Services SG&A expenses from $69 million in 1999 to $274 million in 2000, was primarily due to the acquisition of Case Credit and to $147 million in higher pre-tax loan loss provisions in 2000 as compared to 1999 and the higher cost of supporting expansion of credit activities in Europe aimed at improving our level of financing in Europe relative to our equipment sales. The increase in loan loss provisions was primarily due to increased delinquencies and losses in the non-core diversified financing businesses and, to a lesser extent, to prolonged weakness in the North American farm economy.

     Ongoing research and development expenses as a percentage of net sales of equipment were approximately 3.6% and 3.3% in 2000 and 1999, respectively.

     During 2000, we recorded $157 million in restructuring and other merger-related costs for the CNH Merger Integration Plan. These restructuring and other merger-related costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling and downsizing existing facilities and other merger-related costs. We realized $155 million in annual profit improvements in 2000 compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. In 1999, we recorded additional restructuring charges of $19 million related to headcount actions contemplated under the 1998 restructuring program initiated by CNH, then New Holland, to better align our operations in response to the then current economic and market conditions. See Note 4, "Restructuring" to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

     Consolidated interest expense increased from $266 million in 1999 to $793 million in 2000 primarily as a result of higher debt levels related to the Case acquisition and higher interest rates. In 2000, we incurred $291 million in interest expense relating to financing from Fiat as compared to $79 million in 1999.

     Other, net increased to an expense of $186 million in 2000 from income of $16 million in 1999 primarily related to the amortization of goodwill in 2000 related to the acquisition of Case and to the consolidation of Case Credit within Financial Services.

     During 2000, total equity in income of unconsolidated subsidiaries and affiliates decreased by $3 million from net income of $9 million in 1999 to net income of $6 million in 2000. Financial Services equity in income of unconsolidated subsidiaries increased by $2 million and equity in income from our unconsolidated Equipment Operations activities decreased by $5 million.

     Tax Rates -- Consolidated

     Our principal wholly owned manufacturing operations are located in the United States, the United Kingdom, Italy, Belgium, France, Germany, Canada and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for us as a whole. The highest statutory tax rate in these countries in the year ended December 31, 2000 and 1999, respectively, was 53% in Germany. The lowest statutory tax rates in these countries in the years ended December 31, 2000 and 1999, were 30% and 31%, respectively, in the United Kingdom. Our effective tax rate was approximately 29% in 2000 and 27% in 1999. For an analysis of the principal factors affecting our effective tax rate, see
Note 16, "Income Taxes" to the Consolidated Financial Statements.

     Net Income

     Net loss in 2000 was $381 million compared with net income of $148 million in 1999. Diluted earnings (loss) per share for 2000 were a loss of $1.79 as compared to earnings of $0.97 in 1999. Net loss before restructuring and other merger related costs, net of tax, was $269 million in 2000 as compared to net income of $162 million in 1999. The decrease in earnings was primarily attributable to the Case acquisition, including acquisition related costs and increased interest expense, as well as the amortization of fair value purchase accounting adjustments and goodwill related to the merger.

     Effect of Currency Translation

     For financial reporting purposes, we convert the financial results of each of our operating companies into U.S. Dollars, using average exchange rates calculated with reference to those rates in effect during the year. As a result, any change from year to year in the U.S. Dollar value of the other currencies in which we incur costs or receive income is reflected in a currency translation effect on our financial results.

     The impact of currency translation on the results of Financial Services operations is minimal, reflecting the geographic concentration of such operations. For Equipment Operations, the impact of currency translation on net sales generally is largely offset by the translation impact on costs and expenses.

     During 2000, the average change in the currencies of our major operations as compared with the U.S. Dollar were declines in the values of the Euro by 13%, the Australian Dollar by 10%, the British Pound by 6% and the Brazilian Real by 1%. The value of the Canadian Dollar remained stable and the value of the

Japanese Yen improved by 5%. The impact on net income was approximately $30 million unfavorable, as the impact on overhead costs, on other costs and on taxes was favorable.

     2000 COMPARED TO 1999 PRO FORMA RESULTS

     Management believes that a comparison of the actual financial results for the years 2000 and 1999 is not entirely meaningful due to the magnitude, in particular, of the Case acquisition, which approximately doubled the revenue and asset base of CNH. Thus, management has prepared 1999 unaudited consolidated pro forma statements of operations to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred at January 1, 1999. The pro forma data reflect the impact of the fair value adjustments to the Case assets and liabilities acquired, as well as incremental goodwill amortization and interest expense for the related acquisition financing.

                         COMPARISON OF THE YEARS ENDED
                DECEMBER 31, 2000 (ACTUAL) AND 1999 (PRO FORMA)

                                   CONSOLIDATED             EQUIPMENT OPERATIONS        FINANCIAL SERVICES
                            --------------------------   --------------------------   -----------------------
                                         PRO FORMA                    PRO FORMA                 PRO FORMA
                             2000     1999 (UNAUDITED)    2000     1999 (UNAUDITED)   2000   1999 (UNAUDITED)
                            -------   ----------------   -------   ----------------   ----   ----------------
                                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
REVENUES:
  Net sales...............  $ 9,337       $ 9,929        $ 9,337       $ 9,929        $ --        $  --
  Finance and interest
     income...............      704           744             68            74         799          785
                            -------       -------        -------       -------        ----        -----
                             10,041        10,673          9,405        10,003         799          785
COSTS AND EXPENSES:
  Cost of goods sold......    7,820         8,320          7,820         8,320          --           --
  Selling, general and
     administrative.......    1,277         1,315          1,007         1,173         274          142
  Research, development
     and engineering......      338           357            338           357          --           --
  Restructuring and other
     merger related
     costs................      157            19            157            19          --           --
  Interest expense........      793           794            542           519         410          390
  Other, net..............      186           150            100            73          86           77
                            -------       -------        -------       -------        ----        -----
                             10,571        10,955          9,964        10,461         770          609
EQUITY IN INCOME OF
  UNCONSOLIDATED
  SUBSIDIARIES AND
  AFFILIATES:
  Financial Services......        2            --             26           112           2           --
  Equipment Operations....        4             1              4             1          --           --
                            -------       -------        -------       -------        ----        -----
Income (loss) before taxes
  and minority interest...     (524)         (281)          (529)         (345)         31          176
Income tax provision
  (benefit)...............     (153)          (97)          (159)         (161)          6           64
Minority interest.........       10             4             11             4          (1)          --
                            -------       -------        -------       -------        ----        -----
Net income (loss).........  $  (381)      $  (188)       $  (381)      $  (188)       $ 26        $ 112
                            =======       =======        =======       =======        ====        =====
PER SHARE DATA:
Basic earnings (loss) per
  share...................  $ (1.79)      $ (1.26)
Diluted earnings (loss)
  per share...............    (1.79)        (1.26)

     Revenues

     Consolidated revenues for 2000 totaled approximately $10,041 million including the impact of $627 million in unfavorable foreign exchange, as compared to approximately $10,673 million in 1999 on a pro forma basis. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $9,337 million in 2000 as compared to approximately $9,929 million in 1999 on a pro forma basis. In the following discussions, all references to CNH's 1999 net sales or units sold will refer to 1999 on a pro forma or combined basis, as if the acquisition of Case by New Holland had occurred at January 1, 1999, unless specifically stated otherwise.

     Net Sales of Equipment

     Net sales of our Equipment Operations for the years ended December 31, 2000 and 1999 by geographic area were as follows:

                                                                   PRO FORMA
                                                          2000       1999
                                                         ------   -----------
                                                                  (UNAUDITED)
                                                            (IN MILLIONS)
NET SALES
  Western Europe.......................................  $3,613     $4,179
  North America........................................   4,072      4,114
  Latin America........................................     633        573
  Rest of World........................................   1,019      1,063
                                                         ------     ------
     Total net sales...................................  $9,337     $9,929
                                                         ======     ======

     Net sales of equipment decreased in 2000, as increased unit sales of agricultural equipment were more than offset by decreased unit sales of construction equipment and approximately $625 million in unfavorable currency translation on sales of equipment. Overall world market demand for major agricultural and construction equipment product lines increased slightly by 2% in 2000, driven by increased demand for under 40 horsepower tractors in North America; increased demand for skid steer loaders in North America, Western Europe and Latin America; and by increased demand for heavy construction equipment in Western Europe and Rest of World markets. Demand for large tractors in North America, combines in Western Europe, and backhoe loaders in North America and Western Europe declined. Our mix of sales weakened and our overall market share declined slightly (by less than one percentage point), reflecting strong competitive responses to the Case and New Holland merger, particularly in North America, dealer and customer uncertainties as to the product lines affected by merger-related divestitures and the timing of new product introductions by us and new products launched by competitors, and the relative mix of strengthening versus weakening markets and our share in those markets.

     Agricultural Equipment

                                                                   PRO FORMA
                                                          2000       1999
                                                         ------   -----------
                                                                  (UNAUDITED)
                                                            (IN MILLIONS)
NET SALES
  Western Europe.......................................  $2,181     $2,581
  North America........................................   2,510      2,313
  Latin America........................................     413        368
  Rest of World........................................     773        882
                                                         ------     ------
     Total net sales...................................  $5,877     $6,144
                                                         ======     ======

     Net sales of agricultural equipment decreased by 4% in 2000 compared with 1999. The decline in net sales occurred as higher unit sales and the addition of Flexi-Coil were more than offset by unfavorable product mix and the unfavorable effects of currency translation. Overall worldwide tractor market demand in 2000, as measured in units, decreased by approximately 3% from 1999 levels, while overall combine demand decreased by approximately 2%.

     In Western Europe, net sales of agricultural equipment decreased by 15%, reflecting lower unit sales and the 13% decline in the value of the Euro and the 6% decline in the value of the British Pound, in each case as compared with the U.S. Dollar from 1999 to 2000. Overall tractor market demand, as measured in units, decreased by approximately 7% in 2000 and overall combine market demand decreased by approximately 19%.

     In North America, net sales of agricultural equipment increased by approximately 9% in 2000 compared with 1999. Total market demand for agricultural tractors in North America increased by approximately 9%, led by a 13% increase in demand for under 40 horsepower tractors. Industry demand for mid-sized (40 to 100 horsepower) tractors increased by approximately 5% while demand for large two wheel drive tractors over 100 horsepower declined by 1% and demand for four wheel drive tractors declined by approximately 9%, reflecting continued low commodity prices. Combine market demand increased by approximately 5%.

     In Latin America, net sales increased by 12% in 2000 compared with 1999. Unit sales increased by approximately 22%. Total market demand for agricultural tractors in Latin America increased by 10%, led by higher market demand in Brazil as the Brazilian government sustained its programs to assist farmers in purchasing equipment. Total market demand for combines rose by approximately 22%.

     In markets throughout the Rest of World, net sales of agricultural equipment decreased by 12% in 2000 compared with 1999 despite an 8% increase in unit sales of tractors and combines. The decline in net sales principally reflects the 10% decline in the value of the Australian Dollar as compared with the U.S. Dollar from 1999 to 2000, and a weaker mix of tractor sales particularly in the weakening Australian market.

     Construction Equipment

                                                                   PRO FORMA
                                                         2000        1999
                                                        ------   -------------
                                                                  (UNAUDITED)
                                                            (IN MILLIONS)
NET SALES
  Western Europe......................................  $1,432      $1,598
  North America.......................................   1,562       1,801
  Latin America.......................................     220         205
  Rest of World.......................................     246         181
                                                        ------      ------
     Total net sales..................................  $3,460      $3,785
                                                        ======      ======

     Net sales of construction equipment decreased by approximately 9% in 2000 compared with 1999. The decline in net sales was primarily attributable to an 8% decline in unit sales in North America as construction activity slowed during the year and to the unfavorable effects of currency translations. Overall unit sales decreased in 2000 by approximately 2%. Overall worldwide market demand as measured in units, increased by approximately 5% from 1999 to 2000.

     In Western Europe, net sales of construction equipment decreased by 10%, reflecting a slight increase of 3% in unit sales offset by the 13% decline in the value of the Euro and the 6% decline in the value of the British Pound, both as compared with the U.S. Dollar from 1999 to 2000. Overall market demand, as measured in units, increased by approximately 8% in 2000.

     In North America, net sales of construction equipment decreased by about 13% in 2000 compared with 1999. Total market demand for construction equipment decreased by approximately 1%, including 10% declines in demand for backhoe loaders and heavy construction equipment, partially offset by an 11% increase in demand for skid steer loaders.

     In Latin America, net sales of construction equipment increased by 7% in 2000 compared with 1999. The increase in net sales was principally due to a strong increase of 18% in unit sales in that region. Total market demand increased by approximately 4%.

     In markets throughout the Rest of World, net sales of construction equipment increased by 36% in 2000 compared with 1999 as unit sales increased significantly by 33%. Total market demand increased by approximately 18%.

     Finance and Interest Income

     Consolidated finance and interest income declined from $744 million in 1999 to $704 million in 2000. Finance and interest income in Equipment Operations decreased to $68 million in 2000 as compared to $74 million in 1999.

     Financial services revenues totaled $799 million in 2000, an increase of $14 million from the $785 million in 1999 on a pro forma basis. The increase in revenues was primarily driven by increased finance and interest income earned on retail and wholesale receivables offset by reduced gains on securitization transactions executed during the rising interest rate environment of 2000.

     Costs and Expenses

     Costs of goods sold decreased by $500 million to $7,820 million in 2000, but as a percentage of net sales of equipment remained unchanged at 83.8% in both 2000 and 1999. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 16.2% in 2000, the same as in 1999. Lower shipments of higher margin construction equipment more than offset higher shipments of lower margin agricultural equipment. Slightly weaker product mix and unfavorable impacts of currency translation were offset by slightly positive pricing, the addition of Flexi-Coil results and $55 million of merger-related profit improvements, primarily related to lower material costs.

     During 2000, consolidated SG&A expenses were $1,277 million, $38 million lower than in the comparable period in 1999. This decrease is more than explained by the fact that SG&A expenses of the Equipment Operations decreased to $1,007 million in 2000 from $1,173 million in 1999, or expressed as a percentage of net sales of equipment decreased from 11.8% in 1999 to 10.8% in 2000, despite lower net sales. The decrease in expenses was primarily driven by reductions in salaried headcount. These reductions were principally due to the divestitures required by the U.S. and European regulatory authorities, ongoing cost reduction initiatives and merger integration profit improvement activities initiated by us. These actions resulted in a reduction of almost $100 million in 2000.

     The increase in Financial Services SG&A expenses was primarily due to $119 million in higher pre-tax loan loss provisions in 2000 as compared to 1999 on a pro forma basis and higher cost of supporting expansion of credit activities in Europe aimed at improving our level of financing in Europe relative to our equipment sales. The increase in loan loss provisions was primarily due to increased delinquencies and losses in the non-core diversified financing businesses and to a lesser extent to prolonged weakness in the North American farm economy. This increase in diversified financing business delinquencies largely stemmed from late payments and bankruptcies in the North American commercial truck industry in the past year. Consequently, we decreased our volume of loan originations during the fourth quarter by 35% in our diversified business under the Soris brand.

     Ongoing research and development expenses as a percentage of net sales of equipment were unchanged at approximately 3.6%.

     Consolidated salaried employment levels declined from approximately 14,900 at December 31, 1999 to approximately 12,700 at December 31, 2000. This decline was consistent with the decline in overall employment levels from nearly 36,000 at the time of the merger to approximately 31,000 at December 31, 2000, and in line with the planned 24% reduction in total employment levels by the end of 2003. This 5,000 reduction includes approximately 1,200 employees that were part of divestitures. The balance is from our headcount reduction initiatives.

     During 2000, we recorded $157 million in restructuring and other merger-related costs for the CNH Merger Integration Plan. These restructuring and other merger-related costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling and downsizing existing facilities and other merger-related costs. We realized $155 million in annual profit improvements in 2000. In 1999, we recorded additional restructuring charges of $19 million related to headcount actions contemplated under the 1998 restructuring program initiated by CNH, then New Holland, to better align our operations in response to the then current economic and market conditions. See Note 4, "Restructuring" to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

     In 2000, consolidated interest expense of $793 million remained unchanged from the $794 million of interest expense in 1999. Interest expense of our Equipment Operations increased from $519 million in 1999 to $542 million in 2000 primarily as a result of higher debt levels and higher interest rates. Financial services interest expense was $410 million and $390 million in 2000 and 1999, on a pro forma basis respectively. The increase in interest expense was primarily as a result of higher interest rates partially offset by slightly lower debt levels.

     Other, net increased from $150 million in 1999 to $186 million in 2000. The increase in other expenses was primarily attributable to unfavorable foreign exchange impacts.

     During 2000, total equity in income of unconsolidated subsidiaries and affiliates increased by $5 million from net income of $1 million in 1999 to net income of $6 million in 2000. Financial Services equity in income of unconsolidated subsidiaries increased by $2 million and equity in income from our unconsolidated Equipment Operations activities increased by $3 million.

     Tax Rates -- Consolidated

     Our principal wholly owned manufacturing operations are located in the United States, the United Kingdom, Italy, Belgium, France, Germany, Canada and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for us as a whole. The highest statutory tax rate in these countries in the year ended December 31, 2000 and 1999, respectively, was 53% in Germany. The lowest statutory tax rates in these countries in the years ended December 31, 2000 and 1999, were 30% and 31%, respectively, in the United Kingdom. Our effective tax rate was approximately 29% in 2000 and 35% in 1999. For an analysis of the principal factors affecting our effective tax rate, see
Note 16, "Income Taxes" to the Consolidated Financial Statements.

     Net Income

     In 2000, net income declined from a loss of $188 million in 1999 on a pro forma basis to a loss of $381 million. Basic and fully diluted earnings per share declined from a loss of $1.26 in 1999 on a pro forma basis to a loss of $1.79.

RESTRUCTURING

     We record restructuring liabilities at the time our management approves and commits us to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The restructuring liability includes those restructuring costs that (1) can be reasonably estimated, (2) are not associated with or do not benefit activities that will be continued and (3) are not associated with or are not incurred to generate revenues after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and (1) are incremental to other costs incurred by us in the conduct of our activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation.

     1998 RESTRUCTURING PROGRAM

     In 1998, we reviewed our manufacturing, selling and administrative processes in an effort to strengthen our competitive position and to better align our operations in response to current economic and market conditions. As a result, we announced a pretax restructuring charge of $40 million for severance and other costs related to headcount reductions. We refer to these actions as the 1998 Restructuring Program. The 1998 Restructuring Program included termination costs to eliminate approximately 420 salaried and 600 hourly positions. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In connection with the 1998 acquisition of O&K, we recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

     In 1999, we also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 Restructuring Program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan. In 1999, we expended $52 million for severance costs as contemplated under our restructuring programs. In 1999, we reversed $26 million of purchase accounting reserves, as we were unable to complete required actions within one year of the O&K acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

     In 2000, we expended $12 million for severance and other employee costs as contemplated under the 1998 Restructuring Program. The 1998 Restructuring Program was completed in 2000 and there have been no other actions under this program.

     The following tables set forth our activities for the years ended December 31, 1999 and 2000 under the 1998 Restructuring Program (in millions):

                                                                      1999 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1998       ADDITIONS   UTILIZED*   ESTIMATES        1999
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $71           $19        $(52)        $(26)         $12
Cost related to closing/selling/downsizing
  existing facilities......................       --            --          --           --           --
                                                 ---           ---        ----         ----          ---
          Total restructuring..............      $71           $19        $(52)        $(26)         $12
                                                 ===           ===        ====         ====          ===

                                                                      2000 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1999       ADDITIONS   UTILIZED*   ESTIMATES        2000
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $12           $--        $(12)        $ --          $--
Cost related to closing/selling/downsizing
  existing facilities......................       --            --          --           --           --
                                                 ---           ---        ----         ----          ---
          Total restructuring..............      $12           $--        $(12)        $ --          $--
                                                 ===           ===        ====         ====          ===

------------
* Includes currency translation.

     CNH MERGER INTEGRATION PLAN

     As part of our merger integration, we have evaluated the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, we expect to significantly reduce our worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions. These restructuring actions will be recorded and implemented through at least 2004.

     The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case that qualify for purchase accounting treatment under EITF 95-3. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan, primarily under EITF 94-3 and SFAS No. 121.

     Case Purchase Accounting Restructuring Program

     During May 1999, management of both companies assembled several integration teams to identify cost savings from workforce reductions, duplicate capacity and other synergy related activities from the acquisition. The preliminary actions identified by these integration teams were approved by management prior to the acquisition in November 1999. Detailed restructuring actions that related to former Case locations or employees that qualified for purchase accounting treatment under EITF 95-3 were recorded to the Case Purchase Accounting Restructuring Program during the fourth quarter of 1999 and during 2000. All restructuring actions relating to non-Case locations or employees or Case actions that were approved, committed and communicated more than one year after the acquisition were recorded as restructuring and other merger related costs under the CNH Merger Integration Program.

     As of December 31, 1999, we had recorded $90 million in merger-related restructuring reserves for severance and other employee-related costs associated with identified headcount reductions as part of our initial plan to integrate the Case operations. These costs were recorded in conjunction with the preliminary allocation of the Case purchase price. During 2000, we recorded an additional $225 million in merger integration restructuring reserves related to Case's operations, net of changes in estimates. These costs were recorded in conjunction with the finalization of the Case Purchase Accounting Restructuring Program. The additional merger integration restructuring reserves primarily relate to severance and other employee-related costs and costs related to closing, selling and downsizing existing facilities. During 2001, we reversed $31 million in merger integration restructuring reserves related to Case's operations and recorded such reversal against goodwill. More employees left us voluntarily than was originally estimated, and the cost to exit certain facilities was lower than anticipated.

     The severance and other employee-related costs reserved for in 2000 amounted to $78 million and relate to severance costs required to reduce the remainder of the approximately 2,200 Case employees identified in the CNH Merger Integration Plan. We eliminated administrative and back office personnel, as well as manufacturing personnel in the facilities that we have closed or downsized. These termination accruals included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In 2000, we expended $61 million of termination payments related to severance and other employee-related costs. In addition, we reversed $39 million of severance and other employee-related costs and recorded such reversal against goodwill, as more employees left us voluntarily than was originally estimated, resulting in a lower cost than anticipated. As of December 31, 2000, we had terminated approximately 1,500 Case employees related to the Case Purchase Accounting Restructuring Program.

     In 2001, we expended $50 million of termination payments related to severance and other employee-related costs under programs which were reserved in 2000. In addition, we reversed $12 million of severance and other employee-related costs and recorded such reversal against goodwill, as more employees left CNH voluntarily than we originally estimated resulting in a lower cost than anticipated. As of December 31, 2001, we had terminated approximately 2,200 Case employees related to the Case Purchase Account Restructuring Program.

     The reserves for costs related to closing, selling, and downsizing existing facilities of $185 million were taken to effect required divestitures and eliminate excess capacity and duplicate facilities, and primarily relate to the following actions of the Case Purchase Accounting Restructuring Program:

     - Sale of Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled and its related component manufacturing plant in St. Dizier, France;

     - Sale of Case's large square balers product line, which is assembled in Neustadt, Germany;

     - Sale of Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;

     - Sale of Case's ownership interest in Hay and Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements;

     - Closure of Case's Concord plant in Fargo, North Dakota, which produces air seeders;

     -  Closure of Case's manufacturing plant in Sorocaba, Brazil;

     -  Sale of Case's Carr Hill Works, Doncaster, England, components facility;

     -  Closure of Case's Racine, Wisconsin, tractor manufacturing facility; and

     - Other actions which take into consideration duplicate capacity and realization of other synergies, including purchasing and supply chain management, research and development and selling, general and administrative functions related to Case's operations.

     In 2000, we utilized $72 million of costs related to closing/selling/downsizing existing facilities related to the programs described above.

     In 2001, we utilized $91 million of costs related to closing/selling/downsizing existing facilities related to the programs described above which were reserved in 2000. In addition, we reversed $19 million of cost related to closing/selling/downsizing existing facilities and recorded such reversal against goodwill, as the cost to exit certain facilities was lower than anticipated.

     The following table sets forth our activities for the years ended December 31, 1999, 2000 and 2001 under the Case Purchase Accounting Restructuring Program (in millions):

                                                                      1999 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1998       ADDITIONS   UTILIZED*   ESTIMATES        1999
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $ --         $ 90        $  --        $ --          $ 90
                                                 ----         ----        -----        ----          ----
          Total restructuring..............      $ --         $ 90        $  --        $ --          $ 90
                                                 ====         ====        =====        ====          ====

                                                                      2000 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1999       ADDITIONS   UTILIZED*   ESTIMATES        2000
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $ 90         $ 78        $ (61)       $(39)         $ 68
Cost related to closing/selling/downsizing
  existing facilities......................        --          185          (72)         --           113
Other costs................................        --            1           --          --             1
                                                 ----         ----        -----        ----          ----
          Total restructuring..............      $ 90         $264        $(133)       $(39)         $182
                                                 ====         ====        =====        ====          ====

                                                                      2001 ACTIVITY
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 2000       ADDITIONS   UTILIZED*   ESTIMATES        2001
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $ 68         $ --        $ (50)       $(12)         $  6
Cost related to closing/selling/downsizing
  existing facilities......................       113           --          (91)        (19)            3
Other costs................................         1           --           --          --             1
                                                 ----         ----        -----        ----          ----
          Total restructuring..............      $182         $ --        $(141)       $(31)         $ 10
                                                 ====         ====        =====        ====          ====

------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the Case Purchase Accounting Restructuring Program reserve balance of $10 million at December 31, 2001, is adequate to carry out the restructuring activities as outlined above, and we anticipate that all actions will be completed by September 30, 2002. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. All actions recorded in the Case Purchase Accounting Restructuring Program have been completed and there are no unresolved activities except for the remaining payments as indicated above. All additional restructuring actions relating to Case locations or employees will be recorded as "Restructuring and other merger related costs" under the CNH Merger Integration Program. We expect to fund the remaining cash requirements of the Case Purchase Accounting Restructuring Program with cash flows from operations and additional borrowings under our credit facilities.

     CNH Merger Integration Program

     During 2000, we recorded $157 million in restructuring and other merger related costs related to the CNH Merger Integration Program, which did not qualify for purchase accounting treatment. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs. During 2001, we recorded an additional $122 million in restructuring and other merger related costs related to the CNH Merger Integration Program. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, costs related to closing, selling, downsizing existing facilities and other merger related costs.

     The severance and other employee-related costs reserved for in 2000 amounted to $43 million and relate to severance costs required to reduce our headcount by approximately 2,100 employees as identified in the CNH Merger Integration Plan. We are eliminating administrative and back office personnel, as well as manufacturing personnel in the facilities that we will close or downsize. These termination accruals include the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also include costs for outplacement services, medical and supplemental vacation and retirement payments.

     In 2000, we expended $31 million of termination payments related to severance and other employee-related costs. As of December 31, 2000, we had terminated approximately 400 employees related to the CNH Merger Integration Program.

     During 2001, we reserved for an additional $74 million and expended $40 million relating to severance and other employee-related costs. As of December 31, 2001, we had terminated approximately 1,900 employees related to the CNH Merger Integration Program.

     The reserves for writedown of assets, loss on the sale of assets and businesses, and costs related to closing, selling, and downsizing existing facilities of $18 million in 2001 and $79 million in 2000 were taken due to required divestitures, excess capacity and duplicate facilities, and primarily relate to the following actions of the CNH Merger Integration Program:

     - Sale of our New Holland Laverda combine harvester product line (excluding hillside) and the Breganze, Italy facility in which they are made;

     - Sale of our New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made;

     -  Closure of our administrative offices in Brentford, United Kingdom;

     - Rationalization of the crawler excavator product line produced at the Crepy, France, facility;

     - Transfer of production of the loader/backhoe product line produced at the Crepy, France, facility to the Imola, Italy, facility;

     - Outsourcing of various components produced at the Burlington, Iowa, facility; and

     - Other actions, which take into consideration elimination of duplicate capacity and realization of other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to our operations.

     As management approves and commits us to a restructuring action, we determine the assets that will be disposed in the restructuring actions and calculate an impairment loss by writing down the assets to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. All of the asset impairments recorded by us were related to assets to be disposed of, and all of these assets have been disposed of at December 31, 2001. The impairment charges amounted to $15 million and $19 million in 2001 and 2000, respectively. Exit cost liabilities of $3 million and $60 million were accrued in 2001 and 2000, respectively. We utilized $37 million and $9 million of these exit cost liabilities in 2001 and 2000, respectively. In addition, we reversed $15 million of these exit cost liabilities in 2001 to restructuring and other merger related costs as the cost to exit certain facilities was lower than anticipated. These activities are included within writedown of assets, loss on sale of assets and business and costs related to closing/selling/downsizing existing facilities on the accompanying tables.

     The other merger related costs of $15 million and $28 million for the years ended December 31, 2001 and 2000, respectively, relate to incremental costs that we incurred in conjunction with our merger integration activities. These costs are classified as "Restructuring and other merger related costs" on the consolidated statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses.

     The following table sets forth our activities for the years ended December 31, 2000 and 2001, under the CNH Merger Integration Program (in millions):

                                                                      2000 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                1999       ADDITIONS   UTILIZED*    ESTIMATES        2000
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $ --         $ 43         $(31)        $ --          $ 12
Writedown of assets.......................        --           12          (12)          --            --
Loss on sale of assets and businesses.....        --            7           (7)          --            --
Cost related to closing/selling/downsizing
  existing facilities.....................        --           60           (9)          --            51
Other restructuring costs.................        --            7           (1)          --             6
Other merger related costs................        --           28          (28)          --            --
                                                ----         ----         ----         ----          ----
Total restructuring.......................      $ --         $157         $(88)        $ --          $ 69
                                                ====         ====         ====         ====          ====

                                                                      2001 ACTIVITY
                                            -----------------------------------------------------------------
                                             BALANCE AT                                           BALANCE AT
                                            DECEMBER 31,                RESERVES    CHANGES IN   DECEMBER 31,
                                                2000       ADDITIONS   UTILIZED*    ESTIMATES        2001
                                            ------------   ---------   ----------   ----------   ------------
Severance and other employee-related
  costs...................................      $ 12         $ 74        $ (40)        $ --          $ 46
Cost related to closing/selling/downsizing
  existing facilities.....................        51           18          (52)         (15)            2
Other restructuring costs.................         6           15           (2)          (3)           16
Other merger related costs................        --           15          (15)          --            --
                                                ----         ----        -----         ----          ----
Total restructuring.......................      $ 69         $122        $(109)        $(18)         $ 64
                                                ====         ====        =====         ====          ====

---------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance of $64 million at December 31, 2001, is adequate to carry out the restructuring activities as outlined above, and we anticipate that all actions will be completed by December 31, 2002. Costs relating to a majority of the actions will be expended through the third quarter of 2002. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs." We expect to fund the cash requirements of the CNH Merger Integration Program with cash flows from operations and additional borrowings under our credit facilities.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the Audit Committee of our Board of Directors. We believe that our most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, are as follows.

     Allowance for Doubtful Accounts

     Our wholesale and retail note receivables have significant concentration of credit risk in the agricultural and construction equipment industry and are subject to potential credit losses. We have reserved for the expected credit losses based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs and collections. Total receivables and the allowance for doubtful accounts at December 31, 2001 is $6,460 million and $300 million, respectively. We believe that our reserves are adequate; however, if the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

     Equipment on Operating Lease Residual Values

     CNH's Financial Services segment purchases equipment that is leased to retail customers under operating leases from dealers. Income from these operating leases is recognized over the term of the lease. Financial Services' investment in operating leases is based upon estimated residual values of the leased equipment, which are calculated at the lease inception date. The total value of equipment on operating leases, net of accumulated depreciation, is $612 million at December 31, 2001. Realization of the residual values is dependent on Financial Services' future ability to market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which impact the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

     Off Balance Sheet Financing

     Reference is made to Note 14, "Accounts and Notes Receivable" of the Consolidated Financial Statements for further information on our accounting practices related to wholesale and retail receivables securitizations.

     Sales Allowances

     We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is reserved for and recorded as a deduction in arriving at net sales at the time of sales to the dealer. The amounts of incentives to be paid are estimated based upon future market demand for our products, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to increase customer incentives possibly resulting in an increase in the reduction of net sales at the time the incentive is offered.

     Recoverability of Long-lived Assets

     Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. Reference is made to
Note 2, "Summary of Significant Accounting Policies" of the Consolidated Financial Statements for further information on our accounting practices related to Long-lived assets. Our estimates of undiscounted cash flow related to recoverability of these assets may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of the business merger between Case and New Holland.

     Realization of Deferred Tax Assets

     CNH recorded deferred tax assets of $2,474 million and valuation reserves against these assets of $986 million as of December 31, 2001, of which $1,209 million of the deferred tax assets and corresponding valuation reserves of $574 million represent tax loss carryforwards. CNH has recorded these valuation reserves to reduce its deferred tax assets to the amount that is more likely than not to be realized. While CNH has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances, in the event CNH were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should CNH determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. If adjustments are required to the valuation reserves related to tax loss carryforwards of Case that existed at the date of the acquisition of Case, any future decreases in those Case valuation reserves would not impact the statement of operations, rather an adjustment would be made to the goodwill recorded in the Case acquisition. Any future increases in the Case valuation reserves for those deferred tax assets in existence at the acquisition date will impact future tax expense.

     Reference is made to Note 16, "Income Taxes" of the Consolidated Financial Statements for further information on our accounting practices related to the realizability of deferred tax assets.

     Modification Programs and Warranty Costs

     Reference is made to Note 2, "Summary of Significant Accounting Policies" of the Consolidated Financial Statements for further information on our accounting practices related to modification programs and warranty costs. Our warranty obligation is affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required.

     Pension and Other Post-Retirement Benefits

     We sponsor pension and other retirement plans in various countries. In the U.S., the United Kingdom and Germany we have major defined benefit plans which are separately funded. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as determined by us within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other post-retirement benefit expenses recorded by us. Although plan assets have earned a rate of return of less than 9% in the past two years, we believe historical long-term results continue to support a long-term rate of return on plan assets of 9%. We plan to use a 9% assumption for 2002. We will continue to review and update this assumption on an annual basis. In addition, we have increased the initial health care cost trend rate assumption from 8% in 2001 to 10% in 2002. We anticipate an approximate $60 million increase in 2002 costs for employee benefit plans and post-retirement benefits primarily related to an increase in the health care cost trend rate assumption, the impact of actual health care cost increases exceeding trend rate assumptions, the impact of actual returns on plan assets in recent years being less than the expected long-term rate of return assumption and prior plan changes as a result of harmonizing the Case and New Holland benefit plans.

     Revenue Recognition

     Our Equipment Operations segment records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. For further information related to when risk of loss transfers in various countries, see Note 2, "Summary of Significant Accounting Policies" of the Consolidated Financial Statements. Management's judgments and estimates in reserving for collectibility of receivables, sales incentives and product warranties related to sales, are discussed in further detail in the discussion above of our other critical accounting policies.

     Our Financial Services segment records earned finance charges (interest income) on retail and other notes receivables and finance leases using the effective interest method.

FINANCIAL REPORTING

     Our independent auditors have brought to the attention of our management and the Audit Committee of our Board of Directors that turnover in our corporate staff has affected several of our reporting functions. The problems identified related to the following areas: consolidation adjustments; account reconciliations; account analysis; and data for financial statement classification and footnote disclosure. We have been able to provide complete and accurate information by lengthening the closing process, implementing additional reviews, analyzing the results and adding temporary resources where needed.

     Additionally, we are currently completing the integration of our accounting processes by issuing procedures to harmonize our processes, simplifying our legal entity structure, rationalizing our accounting procedures and systems in Europe, hiring additional staff and improving our reporting systems.

     We believe that the measures we are taking, once fully implemented, will resolve the matters noted by our auditors before the audit of our 2002 financial statements. The Audit Committee of our Board of Directors is reviewing our progress in implementing these plans.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133, an amendment of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and will be applied to: (a) derivative instruments; and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1998. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     We adopted SFAS No. 133 on January 1, 2001. SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion 20, "Accounting Changes." To the extent that these amounts are recorded in other comprehensive income, they will be reversed into earnings in the period in which the hedged transaction occurs. Adoption of this accounting standard resulted in cumulative net of tax reductions in other comprehensive income of approximately $9 million as of January 1, 2001 and had no significant impact on net income. The adoption also resulted in an increase to assets and liabilities recorded on the balance sheet of approximately $9 million and $18 million, respectively.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- A Replacement of FASB Statement 125." SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company adopted the disclosure provisions related to the securitization of financial assets on December 31, 2000. All remaining provisions were adopted in the second quarter of 2001. This adoption did not have a significant impact on us.

     In January 2001, the Emerging Issues Task Force issued EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." According to this pronouncement, we must recognize cash flows in excess of the initial investment's carrying value as interest income using the effective yield method. Beneficial interests must be measured at fair value with other than temporary impairments being recorded in income. We adopted this pronouncement in April 2001 and adoption of this pronouncement did not have a significant impact on our financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS No. 141, we adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on our financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, we adopted this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 is expected to result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. Beginning January 1, 2002, goodwill and indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Currently, we have identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. We are currently performing the required transitional impairment tests of goodwill and indefinite-lived intangible assets. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, tests for impairment. The second phase (if necessary), required to be completed by December 31, 2002, measures the amount of impairment. We have engaged an independent third-party valuation firm to assist with the fair value determinations of our reporting units and indefinite-lived intangible assets. To determine fair value, we plan to rely on two valuation models: guideline company method and discounted cash flow. We are nearing completion of the first phase of the transitional impairment tests. Preliminary results indicate that we may incur a goodwill impairment charge of up to $300 million associated with our Construction Equipment reporting unit. Preliminary results also indicate that the fair value of our Agricultural Equipment reporting unit, Financial Services reporting unit and indefinite-lived intangible assets exceed their respective carrying amounts and therefore we do not expect these reporting units or intangible assets to be impaired. During 2001, we continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, we will adopt this new accounting standard on January 1, 2003. We believe the adoption of SFAS No. 143 will not have a material impact on our financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we will adopt this new accounting standard on January 1, 2002. We believe the adoption of SFAS No. 144 will not have a material impact on our financial statements.

     B. LIQUIDITY AND CAPITAL RESOURCES.

     The discussion of liquidity and capital resources focuses on the balance sheets, statements of cash flows and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash from operations and from sources of debt finance sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2004.

     Consolidated long-term debt as of December 31, 2001 was $6,646 million, including $1,061 million of current maturities. The consolidated long-term debt consists of $1,359 million in bonds and medium term notes, $4,043 million of affiliated notes and $221 million of medium term loans with banks. The remaining $1,023 million was related to the use of credit lines with banks.

     Short term debt was $3,217 million, including $483 million of usage of asset-backed commercial paper, $1,847 million of usage of credit lines with Fiat and Fiat affiliates, $217 million of credit lines with banks and $670 million of sales of receivables with recourse.

     As of December 31, 2001, our total debt was $9,863 million. Net of cash, consolidated debt was $9,200 million. The related party debt was $5,890 million, with an additional $1,024 million guaranteed by Fiat or a Fiat subsidiary.

     Net of intersegment activity and cash and cash equivalents, the Equipment Operations net debt was $5,229 million and the Financial Services debt was $3,971 million.

     On December 31, 2001, our outstanding debt with Fiat and its affiliates was approximately 60% of the total debt, compared with 46% at December 31, 2000. In 2001, we paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes.

     Net Indebtedness

     Our consolidated net indebtedness, defined as short- and long-term borrowings less cash and cash equivalents, is as follows (in millions):

                                                            2001     2000
                                                           ------   ------
                                                            (IN MILLIONS)
Short-term borrowings....................................  $3,217   $4,186
Long term-borrowings, including current maturities.......   6,646    5,539
Cash and cash equivalents................................    (663)    (886)
                                                           ------   ------
Net indebtedness.........................................  $9,200   $8,839
                                                           ======   ======

     The year-over-year increase in total net indebtedness at December 31, 2001 was mainly due to the combination of expenditures for plant, property and equipment, cash restructuring and the annual dividend, as the cash impact of the net loss, net of depreciation and amortization expenses, was essentially breakeven. The increase in our long term borrowing at December 31, 2001, primarily reflects a lengthening of the maturity of some of our short-term debt.

     Cash Flow from Operating Activities

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                      ---------------------
                                                      2001    2000    1999
                                                      -----   ----   ------
                                                          (IN MILLIONS)
Equipment Operations................................  $(268)  $285   $   14
Financial Services..................................     86    523    1,071
                                                      -----   ----   ------
Consolidated........................................  $(182)  $808   $1,085
                                                      =====   ====   ======

     In 2001, cash used by operating activities primarily related to increased working capital and cash restructuring payments and losses in Equipment Operations.

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

     In 1999, the cash generated by operating activities was due to decreases in levels of inventory and receivables, partially offset by lower earnings. Production cuts to realign high year-end inventories with lower market demand reduced inventory and receivable levels. The increased cash provided by operating activities for Financial Services resulted from a retail ABS transaction of approximately $1,000 million in value.

     Cash Flow from Investing Activities

     Cash used by investment activities was $272 million in 2001, and $296 million in 2000, as in each year total expenditures for property, plant and equipment and equipment on operating leases were partially offset by proceeds from divestitures. Cash used by investment activities in 1999 was $4,552 million, substantially all of which was for the acquisition of Case, including related costs and expenses.

     Expenditures for property, plant and equipment in 2001, 2000 and 1999 totaled $229 million, $228 million and $210 million, respectively. We made these capital expenditures to acquire the property, plant and equipment necessary to introduce new products, enhance manufacturing efficiency, integration of operations and further environmental and safety programs.

     Cash Flow from Financing Activities

     For 2001, cash provided by financing activities was $263 million as we refinanced our maturing debt and increased its ratio of long-term debt to total debt. For 2000, cash used by financing activities was $42 million. During 2000, we also refinanced our maturing debt and increased its ratio of long-term debt to total debt. For 1999, cash provided by financing activities was $3,327 million, primarily resulting from funds raised to finance the acquisition of Case.

     Securitization Programs for Sale of Receivables

     Retail

     We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources in an attempt to lower our overall cost of funds. We use special purpose entities ("SPEs") in securitization transactions to achieve, for the benefit of securitization investors, isolation of the sold receivables so that the receivables securing the securities issued by the SPE would be beyond the reach of our creditors. The use of SPEs in this way allows the SPE to issue highly-rated securities in a highly-liquid and efficient market, thereby providing us with a cost-effective source of funding. Termination of the activities described below would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources would create a risk of increasing our cost of funds and reducing our profit margins, which could materially adversely affect our results of operations.

     Our receivable asset securitization program is further described in Note 14, "Accounts and Notes Receivable" to the Consolidated Financial Statements. In the program, retail finance receivables are sold to limited purpose, bankruptcy-remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities and make payments on the securities. At December 31, 2001, $4.1 billion of asset-backed securities issued to investors out of U.S. and Canadian trusts were still outstanding with weighted average remaining maturities of 17 months and 16 months, respectively.

     Due to the nature of the assets held by the trusts and the limited nature of each trust's activities, they are each classified as a qualifying special purpose entity under SFAS No. 140, "Accounting for Transfers and

Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of QSPEs are not consolidated in the Company's Consolidated Balance Sheets.

     We agree to service the receivables transferred to the QSPEs for a fee and earn other related ongoing income customary with the programs and in accordance with generally accepted accounting principles. We also may retain all or a portion of senior and subordinated interests in the QSPEs; these interests are reported as assets in our Consolidated Balance Sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in Note 14, "Accounts and Notes Receivable" to the Consolidated Financial Statements.

     No recourse provisions exist that allow holders of the QSPEs' asset-backed securities to put those securities back to us. Moreover, we do not guarantee any securities listed by the QSPEs. Our exposure related to these QSPEs is limited to the cash deposits held for the benefit of the QSPEs' investors and the retained interests in the QSPEs, all of which are reported in our consolidated balance sheets. The retained interests are subject to similar prepayment and credit loss risks as the ownership of the underlying receivables sold to the trusts. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as Servicer, when the servicing of the sold contracts becomes burdensome. The QSPEs do not own stock of us or any of our affiliates.

     Wholesale

     We also sell wholesale receivables on a revolving basis to privately structured securitization facilities. The receivables are initially sold to wholly-owned, bankruptcy remote SPEs, which are consolidated by us, but legally isolate the receivables from our creditors. These transactions are utilized as an alternative to the issuance of debt and allow us to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

     Upon the sale of additional receivables, receivables are removed from the balance sheet and proceeds are received for the difference between the receivables sold and the undivided interests in receivables that are required to be retained by us. In the event of a reduction in the receivables pool sold caused by charge-offs, the investors in the facility have recourse against our retained interests in the sold receivables. These retained interests fluctuate with the size of the sold portfolio as they are specified as percentages of the sold receivables. Investors have no recourse to us in excess of these retained interests. We continue to service the sold receivables and receive a fee, which approximates the fair value of the servicing obligation.

     These facilities consist of a 364-day, $400 million facility that is renewable annually (most recently in March 2002) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003 and a 364-day, C$325 million facility that is renewable annually (most recently in April 2002) upon agreement of the parties, E155 million of which expires in April 2004. At December 31, 2001, $1,037 million and C$303 million were outstanding under these facilities. Additional information regarding these transactions is described in Note 14, "Accounts and Notes Receivable" to the Consolidated Financial Statements.

     At December 31, 2001, these facilities contained provisions that were directly tied to either our long-term unsecured debt rating or Fiat's short-term or long-term unsecured debt ratings. In the event of a ratings downgrade of our or Fiat's debt to specific levels, events of termination of new sales would have been triggered. Under these events of termination, we would have been restricted from selling additional receivables into the facilities as they were originated, and the existing debt outstanding on the facilities would have liquidated commensurate with the liquidations on the pool of receivables financed through the facilities. The ratings triggers related to these facilities were:

     - sales to the 364-day, $400 million facility would have been terminated if either CNH Global N.V.'s long-term rating were downgraded below BB- (by Standard & Poor's) or Ba3 (by Moody's), Fiat's short-term rating were downgraded below A3 (by Standard & Poor's) or Fiat's long-term rating were downgraded below BBB- (by Standard & Poor's) or Baa3 (by Moody's);

     - sales to the seven-year committed $650 million facility would have terminated if Fiat's long-term rating were downgraded below BB- (by Standard & Poor's) or Ba3 (by Moody's), and the bank had the option to terminate sales to this facility at its discretion if Fiat's short-term rating were downgraded below A3 (by Standard & Poor's) or P3 (by Moody's) or Fiat's long-term rating were downgraded below BBB- (by Standard & Poor's) or Baa3 (by Moody's);

     - sales to the 364-day, C$325 million facility would have been terminated if either CNH Global N.V.'s long-term rating were downgraded below BB (by Standard & Poor's) or Ba2 (by Moody's) or Fiat's long-term rating were downgraded below BBB (by Standard & Poor's) or Baa2 (by Moody's); and

     - sales to the E155 million facility would have been terminated if Fiat's long-term rating were downgraded below BB- (by Standard & Poor's) or Ba3 (by Moody's).

     At December 31, 2001 and as of the date of this report, our long-term unsecured debt was rated BB by Standard & Poor's and Ba2 by Moody's, Fiat's short-term unsecured debt was rated A3 by Standard & Poor's and P2 by Moody's and Fiat's long-term unsecured debt was rated BBB by Standard & Poor's and Baa2 by Moody's.

     Since December 31, 2001, we have restructured the first three facilities listed above so that a ratings downgrade is linked to an increase in the level of the collateral, instead of the termination of new sales of receivables into the facilities. We are attempting to restructure the E155 million facility; however, we cannot ensure that our efforts will be successful.

     In the event that these credit rating downgrades occur, and we are unable to obtain financing under this securitization facility, our financing capacity under our other sources of funding, including committed and uncommitted lines of credit and intercompany borrowing with Fiat and Fiat affiliates, would be used to facilitate continued receivables origination. To the extent that the current facilities and credit lines are not sufficient, our loan origination activity could be reduced, impacting the financial results of the Financial Services organization. See also "-- Funding Strategy."

FUTURE LIQUIDITY AND CAPITAL RESOURCES

     We rely upon loan agreements, commercial paper, lines of credit and liquidity facilities and asset-backed securitization programs to support our financing needs. A significant portion of our financing has historically come from Fiat and Fiat affiliates.

     Our liquidity needs could increase in the event of an extended economic slowdown or recession. Reduced commodity prices and farm cash receipts, as well as decreased levels of commercial, residential and major infrastructure construction or other adverse economic conditions, would impair the ability of our dealers and retail end users to meet their payment obligations. Higher industry levels of used equipment may affect resale prices and result in decreased cash flows. In addition, in an economic slowdown or recession, our servicing and litigation costs would increase. Any sustained period of increased delinquencies, losses or costs would have an adverse effect on our liquidity.

     Term Loan Agreements and Other Long-Term Debt

     At the time of the merger of New Holland and Case, we borrowed $3,000 million from two 364-day credit facilities specifically established to finance the acquisition. Of this amount $200 million was repaid in December 1999. The remaining $2,800 million was refinanced during 2000 with $2,000 million in term loans with a Fiat subsidiary with maturities from 2002 to 2005 and a weighted average interest rate of 7.6% and $800 million in short-term borrowings. The $600 million loan that matured in February 2002 has been refinanced by such Fiat subsidiary on a renewable, one-month basis.

     In 2001 we negotiated with a subsidiary of Fiat additional term loans for $1,499 million with final maturities in 2003 and 2006.

     We also established medium-term note programs prior to 2000. As of December 31, 2001, our subsidiaries have remaining availability of $425 million in medium-term notes issuable pursuant to an $800 million U.S. shelf registration statement; $284 million of medium-term notes issuable under a $500 million Canadian program; and $190 million of medium-term notes issuable under a $330 million Australian program. Due to the downgrades in our credit ratings described below, we have not issued any medium-term notes under any of these programs since 2000.

     Commercial Paper

     We also have the following commercial paper programs (in millions):

                                                                 AVAILABILITY
                                                       PROGRAM   DECEMBER 31,
                                                        SIZE         2001
                                                       -------   ------------
United States........................................  $1,500       $1,500
Australia............................................     200          200
                                                       ------       ------
     Total...........................................  $1,700       $1,700
                                                       ======       ======

     Under the terms of our commercial paper programs, the principal amounts of the commercial paper outstanding, combined with amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities. Borrowings under the New Holland Credit Company's $1,500 million commercial paper program are guaranteed by Fiat.

     Beginning in the fourth quarter of 2000 and continuing through 2001, our ability to access the commercial paper market through the Case Corporation and Case Credit programs was significantly reduced due to downgrades in the credit ratings of those subsidiaries. New Holland Credit Company's $1.5 billion program was not impacted by the rating agencies' actions in the fourth quarter of 2000. In April 2001, Standard & Poor's downgraded the long-term corporate credit ratings of CNH, Case Corporation and Case Credit Corporation and related entities to BB from BBB- and also lowered the short-term debt ratings of such entities to B, with a negative outlook. In April 2001, Moody's lowered its long-term and short-term debt ratings of Case Corporation to Ba2 and NP from Baa3 and P-3, respectively, also with a negative outlook. At the same time, Moody's downgraded Fiat's long-term debt rating from A3 to Baa2. In addition, in June 2001, Standard & Poor's downgraded Fiat short-term rating from A-2 to A-3.

     In February 2002, Moody's announced that it was reviewing the long-term debt rating of Ba2 for Case Corporation and Case Credit, as well as Fiat's Baa2 long-term and P-2 short term debt ratings, for possible downgrade. In April 2002, Standard & Poor's placed Fiat's A-3 short-term corporate credit rating on credit watch with negative implications. In May 2002, Fitch Ratings announced that it had placed Fiat's BBB senior unsecured and F2 short-term ratings on Rating Watch Negative. At the same time, Fitch's F2 short-term rating for New Holland Credit Company's U.S. commercial paper program, which is guaranteed by Fiat, was placed on Rating Watch Negative. The impact of these ratings downgrades on our short-term funding was to preclude us from accessing the commercial paper market through the New Holland Credit Company, Case Corporation and Case Credit Corporation programs.

     In view of these rating agency actions, we have decided to access the asset-backed commercial paper markets in various countries in which we operate as a core source of funding for our Financial Services operations. Currently, our asset-backed commercial paper programs to finance the origination of retail receivables are the following (in millions):

                                                                 AVAILABILITY
                                                       PROGRAM   DECEMBER 31,
                                                        SIZE         2001
                                                       -------   ------------
United States (expiring in January 2003).............  $1,200        $941
Australia (expiring in 2008).........................     224          --
                                                       ------        ----
     Total...........................................  $1,424        $941
                                                       ======        ====

     Credit Facilities

     The following table summarizes our credit facilities at December 31, 2001 (in millions):

                                             MATURITY   AMOUNT   DRAWN    AVAILABLE   GUARANTOR
                                             --------   ------   ------   ---------   ---------
Committed Lines
Revolving credit facility with third
  party....................................     2005    $1,800   $    0    $1,800       Fiat
Revolving credit facility with Fiat
  affiliates...............................  2002-03     1,000    1,000         0
Revolving credit facility with third
  party....................................     2004       500      500         0       Fiat
Credit facilities with third parties shared
  with some Fiat subsidiaries..............  2002-03       420        0       420       Fiat
Credit facilities with third parties.......  2002-04       250        0       250       Fiat
Other committed lines......................  various       716      615       101
                                                        ------   ------    ------
     Total committed lines.................              4,686    2,115     2,571
Uncommitted lines..........................  various     1,556    1,286       270
Asset-backed commercial paper liquidity
  facilities...............................              1,424      483       941
                                                        ------   ------    ------
TOTAL CREDIT FACILITIES....................             $7,666   $3,884    $3,782
                                                        ======   ======    ======
Credit facilities with Fiat affiliates or
  guaranteed by Fiat affiliates............  various    $3,970   $1,500    $2,470

     At December 31, 2001, we had approximately $3,782 million available under our $7,666 million total lines of credit. Borrowings under the revolving credit facilities bear interest at (1) EURIBOR plus an applicable margin, (2) LIBOR, plus an applicable margin, or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings against commercial paper and asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. The weighted-average interest rate on consolidated short-term borrowings at December 31, 2001, was 3.40%.

     Liquidity Facilities

     We also have securitization programs through which we may sell, on a revolving basis, wholesale receivables generated in the United States, Canada and Europe. Under these facilities, the maximum amount of proceeds that can be accessed at one time is approximately $1,500 million, and is subject to change based on the level of eligible wholesale receivables. We expect to sell additional pools of receivables in the future.

     Asset-Backed Securitization Programs

     We also maintain access to the asset-backed term market in the United States and Canada. On May 9, 2001, CNH Capital Corporation, the Financial Services arm of CNH, announced a $900 million asset-backed securitization by CNH Receivables, Inc. In addition, on November 15, 2001, CNH Capital announced an approximate $1,000 million asset-backed securitization by CNH Capital Receivables Inc. The securities are backed by U.S. agricultural and construction equipment retail receivables contracts originated through our dealerships. On November 29, 2001, CNH Capital executed an asset-backed securitization transaction in

Canada in the amount of C$279 million. CNH Capital applied the proceeds from the securitizations to repay outstanding debt.

     On March 28, 2002, we sold $674 million of retail receivables to a qualified special purpose entity pursuant to an asset-backed securitization transaction in which the special purpose entity issued $1 billion of securities, backed by the receivables sold, to outside investors. We will sell additional retail receivables to the special purpose entity in the second quarter of 2002 to complete the funding of the transaction. Proceeds from the sale were used to repay outstanding borrowings and finance the origination of new receivables.

     We intend to continue our financing activity in the United States and Canadian asset backed term markets and to enter the asset-backed term market in Australia in 2002.

FUNDING STRATEGY

     We maintain sufficient committed lines of credit and liquidity facilities to cover our expected funding needs on both a short-term and long-term basis. We manage our aggregate short-term borrowings so as not to exceed availability under our committed lines of credit. We access capital and banking markets, predominantly through commercial paper issuances and committed and uncommitted credit facilities, to fund our short-term financing requirements and to ensure near-term liquidity. As funding needs are determined to be of a longer-term nature, we access medium- and long-term debt markets, as appropriate, to refinance short-term borrowings and replenish our short-term liquidity.

     In managing our future liquidity requirements, we expect to pursue a financing strategy that includes:

     - consolidating existing bank credit arrangements and other borrowing facilities available to us, developing common standards for borrowing terms and conditions;

     - maintaining a relationship with Fiat, including access to its treasury and debt financing resources when appropriate;

     - maintaining continuous access to a variety of financing sources, including U.S. and international capital markets and commercial bank lines; and

     - funding Financial Services with a combination of financing and receivables securitizations.

     Increasingly, the most significant source of liquidity for our Financial Services operations has been our ability to finance the receivables we originate in the secondary markets through loan securitizations. Adverse changes in the securitization market could impair our ability to originate, purchase and sell receivables or other assets on a favorable or timely basis, as well as affect the interest rate spreads we earn on the receivables we originate, and could have an adverse effect on our liquidity.

     If we are unable to securitize our finance receivables, our financing capacity under our other sources of funding, including our lines of credit and liquidity facilities, would have to increase for the volume of our receivables originations to continue to grow. These facilities typically provide financing of a certain percentage of the underlying collateral and are subject to the availability of eligible collateral and, in many cases, the willingness of the banking firms to continue to provide financing. Some of these agreements provide for annual terms which are extended by mutual agreement of the parties for an additional annual term. Although we expect to replace our financing when our current facilities expire, there can be no assurance that we will obtain financing on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat's debt could adversely affect CNH Capital's ability to continue to offer attractive financing to its dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint ventures allow us to utilize the partner's balance sheet strength and credit rating to support CNH Capital's funding requirements on more advantageous terms.

     In the event that we were to consummate one or more of the above-described joint venture transactions or related funding arrangements relating to CNH Capital, it is likely that there would be a material impact on CNH Capital's results of operations, financial condition, liquidity and capital resources. Due to the very preliminary stage of our evaluation process, we cannot assure that we will be successful in identifying suitable partners or in concluding such transaction(s) or arrangement(s) on terms satisfactory to us, or that we will realize the anticipated savings in cost of funding, enhanced range of products and services, improved competitiveness or other projected benefits from such transaction(s) or arrangement(s).

CONTRACTUAL OBLIGATIONS

     The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2001.

                                                          PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------------------
                                     TOTAL    LESS THAN 1 YEAR   1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
                                     ------   ----------------   ---------   ---------   -------------
                                                               (IN MILLIONS)
Long-Term Debt.....................  $6,646        $1,061         $2,738      $2,304         $543
Operating Leases(1)................     162            38             45          15           64
Unconditional Purchase
  Obligations......................      --            --             --          --           --
Other Long-Term Obligations(2).....      21            14              7          --           --
                                     ------        ------         ------      ------         ----
Total Contractual Cash
  Obligations......................  $6,829        $1,113         $2,790      $2,319         $607
                                     ======        ======         ======      ======         ====

---------------
(1) Minimum rental commitments.

(2) Relating to our Shanghai joint venture.

     Financial Services private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $2,100 million and approximately $1,600 million for the years ended December 31, 2001 and 2000, respectively.

     In addition, we estimate that for 2002, expenditures for property, plant and equipment and other investments amounting to $229 million in the aggregate will be required to complete projects authorized as of December 31, 2001, for which we have made substantial commitments. We also estimate that for 2002, investments in connection with our alliance with Kobelco will be approximately $235 million. We expect that our contractual commitments and these commitments will be funded with cash flows from operations and additional borrowings under our credit facilities.

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Our research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. We incurred $306 million and $338 million of research, development and engineering costs in the years ended December 31, 2001 and 2000, respectively.

     We also benefit from the research, development and engineering expenditures of our joint ventures, which are not included in our research, development and engineering expenditure figures, and from the continuing engineering efforts of our suppliers.

PATENTS AND TRADEMARKS

     Agricultural Equipment -- We are promoting the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products. We sell some products under heritage brand names or sub-brand names such as Ford, Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler. We also have a one-year, renewable, royalty-bearing license from Fiat to use the FiatAgri trademark.

     Construction Equipment -- For construction equipment under New Holland, we are promoting the New Holland Construction, O&K, Kobelco, Fiat-Hitachi and FiatAllis brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and logo.

     Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case, IH and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks.

     CNH, through New Holland and Case, has a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 2,600 patents, with 1,350 additional applications pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

     D. TREND INFORMATION.

MARKET OUTLOOK FOR AGRICULTURAL EQUIPMENT

     We anticipate that industry sales of agricultural equipment will remain at or near 2001 levels through the balance of 2002. In North America, the first quarter was flat overall, as expected. We do not anticipate total industry sales to show any significant departure from 2001 levels through the balance of the year. Sales of under 40 horsepower tractors are now expected to remain at, or somewhat above, 2001 levels throughout the year. Sales of over 40 horsepower tractors are expected to remain at or slightly below 2001 levels through 2002. In Latin America, we expect industry sales to remain at 2001 levels at least through the third quarter of 2002. No significant change is anticipated in industry sales for Western Europe.

MARKET OUTLOOK FOR CONSTRUCTION EQUIPMENT

     We expect industry sales of construction equipment to remain weak in the second quarter in all of our major markets except Latin America, which is expected to be essentially unchanged from 2001. In the second half of the year, industry sales of construction equipment should follow the anticipated economic recovery as it materializes. We expect the upturn to occur first in North America, where fourth quarter sales could approach 2001 levels. We do not expect recovery in Western Europe to be as rapid.

OUTLOOK FOR FULL YEAR 2002 RESULTS

     We believe that the growing strength of our global agricultural business, along with anticipated second-half improvements in the construction equipment industry, will contribute significantly to our bottom line in the second half of the year. New product introductions should also contribute to the bottom line, particularly in the fourth quarter of 2002.

     We expect to again record improved operating performance in 2002 even as we continue dealer destocking by keeping wholesale levels below retail sales levels and production below wholesale levels. Through our various profit improvement initiatives, including the reengineering of our key processes, we believe that further reductions in selling, general and administrative expenses and research and development expenses may be achieved during 2002. Based on current assumptions, we believe that our better than expected performance in the first quarter will be reflected in the full year result, substantially reducing the expected loss per share in 2002 without considering the potential impact of our initiatives to reduce debt and increase equity.

INFLATION

     Inflation impacts our business in both the costs of production and the demand for our products.

     A significant portion of the cost of our machinery is comprised of material costs. Therefore, material price inflation could result in increased manufacturing costs through supplier price increases to us. Our ability to recover increased supplier costs would be dependent, in part, on our competitors' responses to these economic conditions. Manufacturing cost increases in excess of increased pricing in the market could have an adverse effect on us.

     Increases in inflation tend to cause higher interest rates. The demand for agricultural and, to a greater extent, construction equipment, is negatively impacted by high interest rates. As interest rates on farm debt escalate, farmers tend to delay equipment purchases. Our construction equipment business is heavily tied to the housing construction sector, and in the face of rising mortgage rates, potential homeowners tend to delay purchases. Increases in the level of worldwide inflation could have a negative effect on the level of demand for agricultural and construction equipment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT.

     Our directors and our executive officers elected by the Board of Directors are as set forth below:

                                                                                              DIRECTOR/
                                                                                              EXECUTIVE
             NAME                                   POSITION WITH CNH                       OFFICER SINCE
             ----                                   -----------------                       -------------
Jean-Pierre Rosso.............  Director and Chairman                                           1999
Paolo Cantarella..............  Director                                                        1996
Alberto F. Cerruti............  Director*                                                       2001
Damien Clermont...............  Director                                                        1999
Alfredo Diana.................  Director                                                        1999
Edward A. Hiler...............  Director**                                                      2002
Katherine M. Hudson...........  Director                                                        1999
Kenneth Lipper................  Director                                                        1996
Paolo Monferino...............  Director, President and Chief Executive Officer                 1999
James L.C. Provan.............  Director                                                        1995
Michel Lecomte................  Chief Financial Officer, and President, Financial Services      2000
                                and President, CNH Capital
Richard M. Christman..........  President, Case IH Agricultural Business                        2000
Harold D. Boyanovsky..........  President, Worldwide Agricultural Equipment Products            1999
Fausto Lanfranco..............  President, Worldwide Construction Equipment                     1996
William T. Kennedy............  President, New Holland Agricultural Business Business           1996
Roberto Miotto................  Senior Vice President, General Counsel and Secretary            1991
Giovanni B. Ravina............  Senior Vice President, Human Resources                          2000

---------------
 * Alberto F. Cerruti resigned as Director in February 2002.

** Named a Director subsequent to December 31, 2001.

     Jean-Pierre Rosso, Director and Chairman, born on July 11, 1940, has served as Chairman of the Board of Directors of CNH since November 12, 1999 and as its Chief Executive Officer until November 7, 2000. Prior to this, Mr. Rosso served as Chairman and Chief Executive Officer of Case from October 1997 until November 1999. From March 1996 through October 1997, he served as Case's Chairman, President and

Chief Executive Officer, and from April 1994 through March 1996, he served as its President and Chief Executive Officer. Prior to April 1994, Mr. Rosso served in various capacities with Honeywell, Inc., a producer of advanced technology products, including as President of the Home and Building Control Business from 1992 through April 1994, and as President of its European operations from 1987 through 1991. Mr. Rosso is also director of ADC Telecommunications, Inc., Medtronic, Inc., and Credit Lyonnais.

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

     Alberto F. Cerruti, born on May 17, 1940, served as director of CNH from May 2001 until his resignation in February 2002. Prior to that, Mr. Cerruti spent his entire career at General Electric ("GE"), starting in 1964 until his retirement in January 2001. From 1964 to 1967, Mr. Cerruti worked with GE's Corporate Audit Staff. In 1973, he became GE's Manager-Finance, Italian Operations. Between 1977 and 1982, he was GE's Manager-Finance, Africa and Middle East Division in London, Europe Business Division in Brussels and Europe and Africa Operations in London. He became GE's Manager-Finance International Sector in 1983 and in 1987, GE's Manager, Corporate Tax Operation. He was appointed GE's Vice-President International Finance and Business Support in 1988, and GE's Vice President Mergers and Acquisitions from 1993 until his retirement.

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

     Alfredo Diana, Director, born on June 2, 1930, has served as a director of CNH since November 1999. Prior to that, Mr. Diana served as the Italian governor of the International Fund for Agricultural Development from 1977 to 1999. He was an elected member of the European Parliament in 1979, and an elected senator of the Italian Republic in 1983. Mr. Diana held several government positions, including President of the General Federation of Agriculture, Commissioner and President of the Experimental Institute for fruit-growing, Vice President of the National Council of Economy and Labour, President of the National Council for Forestry and Timber, and Minister of Agriculture and Forestry in the first Amato and Ciampi governments. He was also President of Tecnagro, an association for innovations in agriculture, and president of Montedison agricultural services. Mr. Diana is also the president of the Italian Agricultural Society.

     Dr. Edward A. Hiler, Director, born on May 14, 1939, was named a director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University system as vice chancellor for Agriculture and Life Sciences and dean of the College of Agriculture and Life Sciences. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University's Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University. He has served as president of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the Congress of the United States. A licensed professional engineer, Dr. Hiler is the author of over 100 professional publications.

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

     Kenneth Lipper, Director, born on June 19, 1941, has served as a director of CNH since 1996. He is the Chairman of Lipper & Company, Inc., an investment management and investment banking company founded in 1987. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and a general partner at Lehman Brothers during the years 1969-1975. Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce from 1968 to 1969. Mr. Lipper was an associate lawyer with the law firm of Fried, Frank, Harris, Shriver & Jacobson from 1967 to 1968.

     Paolo Monferino, Director, President and Chief Executive Officer, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of the Company's wide-ranging integration plan. Mr. Monferino has more than 16 years of experience in the agricultural and construction equipment business beginning in the United States with FiatAllis, a joint venture between Fiat's construction equipment business and Allis Chalmers. In 1983, he was named chief executive officer of FiatAllis' Latin American operations in Brazil. Two years later, he was appointed chief operating officer at FiatAllis and in 1987 was named the chief operating officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech's 1991 acquisition of Ford New Holland, Monferino was named executive vice president of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies.

     James L.C. Provan, Director, born on December 19, 1936, has served as director of CNH, and previously of New Holland, since 1995. Mr. Provan was first elected as a Member of the European Parliament in 1979, where he has served on the Agricultural and Rural Affairs Committee, the Conservative National Union Executive Committee, and the Transport and Tourism Committee. Mr. Provan is also the Chairman of the Rowett Research Institute, Aberdeen, one of Europe's leading nutritional research centers.

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

     Harold D. Boyanovsky, President, Worldwide Agricultural Equipment Products, born on August 15, 1944, has served as President, Worldwide Agricultural Equipment Products of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, he served as a Senior Vice President of Case from May 1997 to November 1999. Between November 1999 and December 1966, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

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

     William T. Kennedy, President, New Holland Agricultural Business, born on January 1, 1943, has served as President, New Holland Agricultural Business of CNH since November 1999. Prior to the business merger of New Holland N.V. and Case Corporation, he served as Executive Vice President, Chief Marketing Officer, New Holland, between September 1996 and November 1999. Between May 1991 and September 1996, Mr. Kennedy served as Chief Operating Officer, North American Operations. Between June 1964 to May 1991, he served in a variety of Management positions with the predecessor companies Ford New Holland and Sperry New Holland.

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

     B. COMPENSATION.

     We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of CNH's Board of Directors.

     The aggregate amount of compensation paid by CNH to its directors and executive officers that held office during 2001 was approximately $14.7 million. The aggregate amount paid or set aside by CNH with respect to pension and similar benefits during 2001 totaled approximately $248,000. Certain CNH officers were a party to "Change in Control" agreements in 1999 that provided for severance benefits if the officer's employment terminated other than for "cause" within 12 months following a potential change in control or within 24 to 36 months following a change in control. Those agreements were either exercised or amended in 2000. The amendment included three annual installment payments, the first of which was paid in 2000. The aggregate amounts paid by CNH to its executive officers for the first installment, paid in 2000, were approximately $0.8 million and for the second installment, paid in 2001, was approximately $0.8 million.

     There are currently no director's service contracts providing for benefits upon termination of employment.

CNH OUTSIDE DIRECTORS' COMPENSATION PLAN

     In 1999, we established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan") which was amended in 2000. The CNH Directors' Plan provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of options to purchase common shares of

CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and
(4) an opportunity to convert all or a portion of their Annual Fees into stock options. Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. Outside directors also receive an annual retainer fee of $35,000. In addition, each outside director who chairs a committee is paid an annual retainer fee of $5,000 per committee chair held. The value of these fees is included in the aggregate compensation amount set forth above. Under the CNH Directors' Plan, all outside director annual retainer fees are paid in the form of CNH common shares unless a director elects to receive a portion of his or her fees, up to a maximum of 50%, in cash. In addition, outside directors may also elect to forego payment of all or any portion of their fees otherwise payable in common shares and to instead receive an option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that such fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. Outside directors also receive an annual grant of options to purchase CNH common shares that will vest on the third anniversary of the grant date. The exercise price of all options granted under the CNH Directors' Plan is equal to or greater than the fair market value of our common shares on the date of grant. There are one million common shares reserved for issuance under this plan. Exercise prices for options outstanding under the CNH Directors' Plan at December 31, 2001 ranged from $5.25 to $15.41. The remaining weighted average contractual life of the options issued pursuant to the CNH Directors' Plan is approximately nine years. As of December 31, 2001, there were 758,429 common shares available for issuance under the CNH Directors' Plan. During the last two years, changes in shares subject to issuance under stock options were as follows:

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------
                                                                    2001                 2000
                                                             ------------------   ------------------
                                                                       EXERCISE             EXERCISE
                                                             SHARES     PRICE     SHARES     PRICE
                                                             -------   --------   -------   --------
Outstanding at beginning of year...........................  120,757    $11.85     18,750    $15.41
  Granted..................................................  142,277      6.04    102,007     11.19
  Forfeited................................................  (21,463)    12.09         --        --
                                                             -------              -------
Outstanding at end of year.................................  241,571      8.40    120,757     11.85
                                                             =======              =======
Exercisable at end of year.................................  159,071      7.73     64,507     10.72
                                                             =======              =======

------------
* Weighted-average

CNH EQUITY INCENTIVE PLAN

     In 1999, we established the CNH Equity Incentive Plan or CNH EIP, which was amended in 2001. The CNH EIP provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 28 million common shares reserved for issuance under this plan. Options granted under the CNH EIP have an exercise price that is no less than the fair market value of the common shares on the date of grant. Certain options vest ratably over three or four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria. Such performance-based options vest no later than seven years from the award date. All options expire after ten years. The exercise price for options outstanding under the CNH EIP at December 31, 2001 ranged from $6.34 to $13.77. The remaining weighted average contractual life of the options issued pursuant to the CNH EIP is approximately nine years. Prior to 2001, the exercise prices of all options granted under the CNH EIP were equal to or greater than the fair market value of our common shares on the respective grant dates. During 2001, we granted stock options with an exercise price less than the quoted market price of our common shares at the date of the grant. The $3,729,600 of compensation cost has been deferred and is being charged to expense over the four-year service period of the related options. During the last two years, changes in shares subject to issuance under stock options were as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                                 2001                   2000
                                                         --------------------   ---------------------
                                                                     EXERCISE                EXERCISE
                                                          SHARES      PRICE       SHARES      PRICE
                                                         ---------   --------   ----------   --------
Outstanding at beginning of year.......................  5,201,937    $13.77     5,291,050    $13.77
  Granted..............................................  5,328,000      6.34     2,299,500     13.77
  Forfeited............................................   (994,025)    12.75    (2,388,613)    13.77
                                                         ---------              ----------
Outstanding at end of year.............................  9,535,912      9.73     5,201,937     13.77
                                                         =========              ==========
Exercisable at end of year.............................  1,777,927     13.77       621,168     13.77
                                                         =========              ==========

     Under the CNH EIP, shares may also be granted as restricted shares. We establish the period of restriction for each award and hold the shares during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the year ended December 31, 2000, 75,000 restricted shares were awarded at no cost to employees, at a weighted-average value of $12.81, and no restricted shares were awarded during 2001. At December 31, 2001, restricted common shares outstanding totaled 33,600 shares.

     As of December 31, 2001, there were 18,312,620 common shares available for issuance under the CNH EIP.

FIAT STOCK OPTION PROGRAM

     Certain employees of ours are eligible to participate in stock option plans of Fiat ("Fiat Plans") whereby participants are granted options to purchase ordinary shares of Fiat ("Fiat Shares"). The number of options granted to our employees to purchase Fiat Shares was 222,000, 67,500 and 23,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The exercise price, as determined by the average official price of Fiat Shares on the Italian Stock Exchange during the twenty-day period preceding the date of grant, was E28.45, E30.63 and E18.00 for the options granted under the Fiat Plans in 2001, 2000 and 1999, respectively. These exercise prices as compared to the actual prices of Fiat Shares on the date of grant of E29.30, E33.46 and E18.06 in 2001, 2000 and 1999, respectively, were not significantly different and did not result in a material amount of compensation expense under these plans. The 2001 and 2000 options vest ratably over a four year period and 1999 options vest ratably over a three year period. All options under the Fiat Plans expire eight years after the grant date.

     C. BOARD PRACTICES.

     Responsibility for the management of CNH lies with the Board of Directors of CNH, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the Meetings of Shareholders and do not have fixed terms of office.

     The Company has an Audit Committee, a Nominating and Compensation Committee, and a Finance Committee of the Board of Directors.

     The principal functions of the Audit Committee are to recommend the selection and review the activities of CNH's independent public accountants, and to exercise general oversight with respect to CNH's financial reporting process and internal accounting controls. The Committee currently consists of Ms. Hudson and Messrs. Provan and Diana. Ms. Hudson serves as Chairperson of this Committee.

     The principal functions of the Nominating and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of CNH's executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The Committee currently consists of Messrs. Cantarella and Diana. Mr. Cantarella serves as Chairperson of this Committee.

     The principal functions of the Finance Committee are to review and make recommendations on major transactions, programs or policies, including acquisitions, joint ventures or divestitures, capital investments, short-term or long-term financing, including the public offering or private placement of debt securities, sale, repurchase or split of equity securities, and financial and hedging policy of the Company. The Committee currently consists of Ms. Hudson and Mr. Clermont. Mr. Clermont serves as Chairperson of this Committee.

     D. EMPLOYEES.

     At December 31, 2001, we had approximately 28,100 employees. There were 17,500 employees in the agricultural equipment business, 6,400 in the construction equipment business and 950 in the financial services business, with the remaining 3,250 shared by all business units. As broken down by geographic location, there were 10,300 employees in North America, 14,500 employees in Western Europe, 1,800 employees in Latin America and 1,500 employees in the Rest of World.

     Our employment levels are down from nearly 36,000 at the time of the merger and in line with the planned 24% reduction in employee headcount by the end of 2003. The 8,500 reduction includes approximately 2,000 employees that were part of the divestitures. The balance is from our headcount reduction initiatives. This consolidation includes a general reduction in salaried workforce, the consolidation of back-office support activities and the outsourcing of non-core support activities such as information systems and accounting services. Consistent with the decline in overall employment levels, salaried employment has declined by approximately 25% from approximately 14,900 at year-end 1999 to approximately 11,300. This decline in salaried employment is a key contributing factor to the decline in our Equipment Operations selling, general and administrative ("SG&A") costs as a percentage of Equipment Operations net sales from 11.8% in 1999 on a pro forma basis to 10.8% in 2000, with a further reduction to 10.1% in 2001. Our longer term target is to reduce SG&A costs as a percentage of Equipment Operations net sales to approximately 9.0% at current conditions.

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

     Our employees in Europe are also protected by various worker co-determination and similar laws that afford employees, through local and central works councils, certain rights of consultation with respect to matters involving the business and operations of their employers, including the downsizing or closure of facilities and the termination of employment. Over the years, we have experienced various work slow-downs, stoppages and other labor disruptions.

     E. SHARE OWNERSHIP.

     All of CNH's directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH's common shares. As of February 28, 2002, the aggregate number of common shares (including restricted shares) held by all directors and executive officers as a group amounted to 137,574 shares. The aggregate number of options issued to the directors and executive officers as a group amounted to 2,186,110. Each option entitles the holder to purchase one CNH common share. The terms of such options are as follows:

NUMBER OF OPTIONS                       EXERCISE PRICE               EXPIRATION DATE
-----------------                       --------------               ---------------
15,000................................      $15.41        November 12, 2009
1,569,000.............................      $13.77        December 20, 2009
12,926................................      $11.22        February 10, 2010
225,000...............................      $13.77        April 18, 2010
11,961................................      $12.13        June 2, 2010
30,000................................      $12.00        June 7, 2010
14,633................................       $9.91        September 4, 2010
120,000...............................      $13.77        November 29, 2010
14,774................................       $9.82        December 3, 2010
18,772................................       $7.73        March 2, 2011
37,500................................       $5.58        May 3, 2011
26,954................................       $5.38        May 5, 2011
24,763................................       $7.27        July 31, 2011
34,288................................       $5.25        October 29, 2011
30,539................................       $5.90        January 27, 2012

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS.

     Our outstanding capital stock consists of common shares, par value E0.45 per share. As of April 30, 2002, there were 277,100,298 common shares outstanding. As of April 30, 2002, 47,265,048 of the common shares were held of record in the United States by 1,001 holders (including 3,911,400 shares held on behalf of Fiat Netherlands Holding N.V.) and represented, in the aggregate, 17.6% of the number of common shares outstanding. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     The following table sets forth the ownership of shares in CNH:

                                                               NUMBER OF
                                                              OUTSTANDING    PERCENTAGE
                                                                COMMON       OWNERSHIP
SHAREHOLDERS                                                    SHARES        INTEREST
------------                                                  -----------    ----------
Fiat Netherlands Holding N.V. ..............................  234,330,182       84.6%
Other shareholders..........................................   42,770,116       15.4
                                                              -----------      -----
Total.......................................................  277,100,298      100.0%
                                                              ===========      =====

     Paolo Monferino, Jean-Pierre Rosso, Roberto Miotto, Alfredo Diana, Katherine Hudson, Kenneth Lipper, James Provan, Fausto Lanfranco, Richard Christman and William Kennedy, each a director or executive officer of CNH, individually and collectively own less than 1% of our common shares.

     We are controlled by our largest single shareholder, Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat. Fiat Netherlands Holding N.V. increased its ownership interest in CNH from 71.1% to 84.5% of our outstanding common shares in connection with the conversion on June 30, 2000 of Fiat Netherlands Holding N.V.'s $1,400 million advance to capital into additional CNH common shares. As of

February 28, 2002, Fiat Netherlands Holding N.V. owned 234,330,182 common shares (including the 3,911,400 shares referred to above), representing 84.6% of CNH's outstanding common shares as of such date. As a result, Fiat controls all matters submitted to a vote of CNH's shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands Holding N.V. has the same voting rights as CNH's other shareholders.

     B. RELATED PARTY TRANSACTIONS.

     On November 12, 1999, Fiat Netherlands Holding N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. On June 30, 2000, Fiat Netherlands Holding N.V. received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.94 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and we paid a discretionary return to Fiat Netherlands Holding N.V. on its advance to capital of $56 million, an annual rate of 6.25%.

     We continue to rely on Fiat to provide either guarantees or funding in connection with some of its external debt financing needs. At December 31, 2001, our outstanding debt with Fiat and its affiliates was approximately 60% of the total debt, compared with 46% at December 31, 2000. In 2001, we paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

     We purchase some of our engines and other components from the Fiat Group, and companies of the Fiat Group provide us with administrative services such as accounting, cash management and legal services. In addition, we may from time to time enter into hedging arrangements with counterparties that are members of the Fiat Group. In 2001, we purchased approximately $108 million in goods, including $85 million for engines purchased from Iveco, and approximately $131 million in services from companies in the Fiat Group. Our principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco, electric and mechanical components from Magneti Marelli S.p.A., castings from Teksid S.p.A., and spare parts from Geico S.p.A. Our principal purchases of services from Fiat and its affiliates include accounting and audit, maintenance of plant and equipment, research and development, information systems and training. We also purchase tractors from our Mexican joint venture for resale in the United States. For material related party transactions, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are on arm's-length terms. Management believes that the terms of these sales and purchases are at least as favorable to us as those available from unaffiliated third parties.

     Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of our internal audit area in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. We purchase network and hardware support from a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. We purchase research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. Our management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

     In addition, we outsource a portion of our information services to Global Value Services, S.p.A., a joint venture between Fiat and IBM Italia S.p.A.

     If the goods or services or financing arrangements described above were not available from Fiat, we would have to obtain them from other sources. We can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.

     Fiat has executed, on our behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 2001, we and our subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $515 million to which affiliates of Fiat were counterparties. Our management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.

     Additionally, we participate in the stock option program of Fiat as described in Note 13, "Shareholders' Equity and Stock-Based Compensation" to the Consolidated Financial Statements.

     C. INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     See Item 18. "Financial Statements" for a list of the Financial Statements filed with this document.

     B. SIGNIFICANT CHANGES.

     No significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS.

     Our common shares are quoted on the New York Stock Exchange under the symbol CNH. The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated:

COMMON SHARE PRICE

                                                            HIGH     LOW
                                                           ------   ------
MOST RECENT SIX MONTHS
  May 2002 (through May 17)..............................  $ 5.82   $ 5.15
  April 2002.............................................    5.75     4.69
  March 2002.............................................    5.22     3.96
  February 2002..........................................    5.95     3.90
  January 2002...........................................    6.43     5.75
  December 2001..........................................    6.45     5.23
  November 2001..........................................    6.00     5.19
YEAR ENDED DECEMBER 31, 2001
  First Quarter..........................................  $ 9.75   $ 6.35
  Second Quarter.........................................    6.89     5.45
  Third Quarter..........................................    7.99     5.70
  Fourth Quarter.........................................    6.45     5.10
  Full Year..............................................    9.75     5.10

                                                            HIGH     LOW
                                                           ------   ------
YEAR ENDED DECEMBER 31, 2000
  First Quarter..........................................  $14.81   $ 9.13
  Second Quarter.........................................   14.69     8.63
  Third Quarter..........................................   11.56     7.56
  Fourth Quarter.........................................   10.06     8.63
  Full Year..............................................   14.81     7.56

1999.....................................................  $18.00   $ 8.75
1998.....................................................  $28.31   $ 9.75
1997.....................................................  $30.81   $21.00

     On May 17, 2002 the last reported sales price of our common shares as reported on the New York Stock Exchange was $5.82 per share. There were 1,001 holders of record of our common shares in the United States as of April 30, 2002.

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

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

     Material provisions of CNH's Articles of Association, as amended on February 14, 2002 (the "Articles of Association"), and particular provisions of Dutch law relevant to CNH's statutory existence are summarized below. This summary does not restate the Company's Articles of Association or relevant Dutch law in their entirety.

REGISTRATION AND OBJECTIVES

     CNH is registered at Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.

     CNH's objectives are:

     - to engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

     - to engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which the Company may deem suitable to be carried on in conjunction with the foregoing;

     - to render management and advisory services;

     - to issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies; and

     - to do anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objects set out in the foregoing paragraphs.

     The above objectives are specified in article 2 of CNH's Articles of Association.

AUTHORIZED CAPITAL

     Our authorized share capital is E450,000,000, consisting of 700,000,000 common shares and 300,000,000 preference shares with a par value of E0.45 per share. No preference shares have been issued. We will issue common shares only in registered form. We have appointed JPMorgan Chase Bank (formerly Morgan Guaranty Trust Company of New York) as our agent to maintain the share register relating to the common shares and to act as transfer agent and registrar for the common shares.

DIVIDENDS

     Our board of directors may establish reserves out of our annual profits at a general meeting of shareholders. The holders of common shares have discretion as to the use of that portion of our annual profits remaining after the board of directors establishes these reserves and payment of dividends on the preference shares when issued. The board of directors may resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law. However, we may not pay dividends if the payment would reduce shareholders' equity to an amount less than the aggregate share capital plus required statutory reserves. The board of directors may resolve that we pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to CNH.

     At any general meeting of shareholders, our shareholders may declare dividends in the form of cash (in U.S. Dollars), common shares or a combination of both.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

     Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in The Netherlands within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding common shares or other persons entitled to attend the general meetings. Dutch law does not restrict the rights of holders of common shares who do not reside in the Kingdom of The Netherlands to hold or vote their common shares.

     We will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and in any other manner that we may be required to follow in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of the common shares by letter, cable, telex or telefax. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting, at our offices or places of business.

     Each share is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. In this report, references to actions by the shareholders refer to actions taken by resolution.

     We are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934.

BOARD OF DIRECTORS; ADOPTION OF ANNUAL ACCOUNTS

     The shareholders elect the members of our board of directors at a general meeting. The shareholders may also dismiss or suspend any member of the board of directors at any time by the vote of a majority of the votes cast at a general meeting.

     Our board of directors must prepare our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, Dutch law permits an extension of this period for up to six additional months by approval of the shareholders at a general meeting. During this period, including any extension, the board of directors must submit the annual accounts to the shareholders for adoption at a general meeting.

     Under Dutch law, the board of directors must consider in the performance of its duties the interests of CNH, its shareholders and its employees, in all cases with reasonableness and fairness.

     When our shareholders adopt the annual accounts prepared by the board of directors, they may discharge the members of the board of directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under Dutch law. Examples of reservations of liability required by Dutch law include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under Dutch law, a discharge of liability does not extend to matters not properly disclosed to shareholders. As of the financial year 2002, the discharge of the board of directors must be a separate item on the agenda of the general meeting and the members of the board of directors are no longer automatically discharged by adoption of the annual accounts.

LIQUIDATION RIGHTS

     In the event of our dissolution or liquidation, we will distribute the assets remaining after payment of all debts, the liquidation of all expenses first to the holders of preference shares, (i) any shortfall in any previous year of the percentage as determined by the general meeting of the par value of their preference shares and the share premium reserve of the preference shares,
(ii) the nominal value of their preference shares and (iii) the amount of the share premium reserve of the preference shares. The amount which remains shall be distributed to the holders of common shares proportionate on all common shares and if only preference shares are issued, to the holders of preference shares proportionate on all preference shares. On shares that CNH holds in treasury, no liquidation payments shall be made and payment to the holders of preference shares, when issued, the amount paid in on the preference shares and unpaid dividends, to holders of our common shares in proportion to the par value of common shares held. In the event of a liquidation, we will make no distribution with respect to common shares that we hold.

ISSUE OF SHARES; PREFERENCE RIGHTS

     Our board of directors has the power to issue common shares and/or preference shares if and to the extent that a general meeting of shareholders has designated the board to act as the authorized body for this purpose. A designation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of common shares. At a general meeting of shareholders in February 2002, the shareholders authorized our board of directors to issue shares and/or rights to purchase shares for five years.

     Our shareholders have a ratable preference right to subscribe for common shares that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for common shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to common shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our extraordinary general meeting of shareholders on February 4, 2002, CNH shareholders authorized our board of directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting.

     These provisions apply equally to any issue by us of rights to subscribe for common shares.

     Under Dutch law shareholders are not liable for further capital calls by CNH.

REPURCHASES OF SHARES

     We may acquire common shares, subject to applicable provisions of Dutch law and of our Articles of Association, to the extent:

     - our shareholders' equity, less the amount to be paid for the common shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by Dutch law; and

     - after the acquisition of common shares, we and our subsidiaries would not hold, or hold as pledgees, common shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

     Our board of directors may repurchase common shares only if our shareholders have authorized the repurchases. Under Dutch law, an authorization to repurchase common shares will remain in effect for a maximum of 18 months.

REDUCTION OF SHARE CAPITAL

     At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by us or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce our issued share capital if less than half of the issued share capital is present at the general meeting in person or by proxy.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

     A majority of the votes cast by holders of our common shares at a general meeting must approve any resolution proposed by our board of directors to amend the Articles of Association or to wind up CNH. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

DISCLOSURE OF HOLDINGS

     Under Dutch law regarding the disclosure of holdings in listed companies, if our common shares are admitted to official quotation or listing on Euronext or on any other stock exchange in the European Union, registered holders and some beneficial owners of our common shares and preference shares, when issued, must promptly notify CNH and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 25%, 50% or 66 2/3% of our outstanding common shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.

LIMITATIONS ON RIGHT TO HOLD OR VOTE SHARES

     Our Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

     C. MATERIAL CONTRACTS.

     Not applicable.

     D. EXCHANGE CONTROLS.

     Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

     E. TAXATION.

UNITED STATES TAXATION

     The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings of the Internal Revenue Code ("IRS") and court decisions as currently in effect. Such authorities are subject to change or repeal, possibly on a retroactive basis.

     This discussion does not contain a full description of all tax considerations that may be relevant to ownership of our common shares or a decision to purchase such shares. In particular, the discussion is directed only to U.S. Holders that will hold our common shares as capital assets and whose functional currency is the U.S. dollar. Furthermore, the discussion does not address the U.S. federal income tax treatment of holders that are subject to special tax rules such as banks and other financial institutions, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and holders of ten percent or more of the voting shares of CNH. The discussion also does not consider any state, local or non-U.S. tax considerations and does not cover any aspect of U.S. federal tax law other than income taxation.

     Prospective purchasers and of our common shares are advised to consult their own tax advisors about the U.S., federal, state, local or other tax consequences to them of the purchase, beneficial ownership and disposition of our common shares.

     For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of our common shares who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons.

     Taxation of Dividends

     The gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. For this purpose, a "dividend" will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.

     Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, any Dutch withholding tax imposed on dividends in respect of our common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may be deducted in computing taxable income). Such dividends will constitute foreign-source "passive income" or, possibly, "financial services income," for U.S. foreign tax credit purposes. Under the Code, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. Further, the Internal Revenue Service has announced that future regulations could disallow foreign tax credits (including on a retroactive basis) in respect of arrangements in which a U.S. Holder's reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. No such regulations have been issued to date. The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

     We generally will fund dividend distributions on our common shares with dividends received from our non-Dutch subsidiaries. Assuming that the necessary conditions and requirements are met under Dutch law, we may be entitled to a reduction in the amount in respect of Dutch withholding taxes payable to the Dutch tax authorities, which reduction would equal 3% of the amount of Dutch withholding tax withheld by us in respect of dividends distributed by us to our shareholders. There is a risk that such a reduction may constitute a partial subsidy in respect of the Dutch withholding tax payable on our dividends and, thus, that a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount of the reduction so allowed to us.

     Taxation of Capital Gains

     Upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized in the sale or other taxable disposition and the tax basis of the common shares. Such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Gain realized by a U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

     Backup Withholding Tax

     Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to (i) distributions made on our common shares and proceeds received on disposition of such shares paid within the United States, and (ii) proceeds received on a disposition of such shares that is effected at a United States office of a broker. Furthermore, a 30% (to be reduced to 29% for years 2004 and 2005, and 28% for 2006 and thereafter) backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.

NETHERLANDS TAXATION

     This taxation summary solely addresses the material Dutch tax consequences of the acquisition and the ownership and disposition of CNH shares. It is a general summary that only applies to Non-Resident holder of shares (as defined below) and it does not discuss every aspect of taxation that may be relevant to a particular holder of shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that CNH is organized, and its business will be conducted, in the manner outlined in this report. Changes in the organizational structure or the manner in which CNH conducts its business may invalidate this summary.

     Unless stated otherwise, this summary is based on the tax laws of The Netherlands as they are in force and in effect on the date of this report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such change occurs the information in this summary could become invalid.

     Any potential investor should consult his own tax advisor for more information about the tax consequences of acquiring, owning and disposing of shares in particular circumstances.

     We have not addressed every potential tax consequence of an investment in shares under the laws of The Netherlands.

DUTCH TAXATION OF NON-RESIDENT HOLDERS OF SHARES

     General

     The summary of the Dutch taxes set out in this section "-- Dutch Taxation of Non-Resident Holders of Shares" only applies to a holder of shares who is a Non-Resident holder of shares.

     A holder of shares is a Non-Resident holder of shares if:

     - he is neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes; and

     - in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be, an employee of CNH nor of any entity related to CNH; and

     - his shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in CNH, unless such interest forms part of the assets of an enterprise.

     If a person holds an interest in CNH, such interest forms part or is deemed to form part of a substantial interest in CNH if any one or more of the following circumstances is present.

          1. Such person alone or, in case such person is an individual, together with his partner has, directly or indirectly, the ownership of, shares of CNH representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of CNH or to 5% or more of the liquidation proceeds of CNH.

          2. Such person's partner or any of the relatives by blood or by marriage in the direct line (including foster children) of this person or of his partner has a substantial interest in CNH.

          3. Such person's shares, profit participating certificates or rights to acquire shares or profit participating certificates in CNH have been acquired by such person or are deemed to have been acquired by such person under a non-recognition provision.

     For purposes of the above, a person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

     Taxes on Income and Capital Gains

     A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by CNH (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

          i. he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

          ii. (in the case of an individual) he derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

     The concept "dividends distributed by CNH" as used in this section includes, but is not limited to, the following:

     - distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of shares by CNH (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

     - liquidation proceeds and proceeds of redemption of CNH shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

     - the par value of shares issued by CNH to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

     - partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of CNH has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of CNH.

     A Non-Resident holder of shares may, inter alia, derive benefits from CNH shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances:

     - if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

     - if he makes CNH shares available or is deemed to make CNH shares available, legally or in fact, directly or indirectly, to a connected party (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

     if such activities are performed or deemed to be performed in The Netherlands.

     Dividend Withholding Tax

     Dividends distributed by CNH to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. See "-- Taxes on Income and Capital Gains" for a description of the concept "dividends distributed by CNH".

     If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax provided that such relief is duly claimed. Legislation is in force, but not effective, pursuant to which a credit for Dutch dividend withholding tax will for Dutch domestic tax purposes only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by CNH. A new legislative proposal that deals with the beneficial ownership of dividends has passed the Second Chamber of Parliament on November 15, 2001. The intention is that this new legislation will take effect retroactively to April 27, 2001. The legislation that is in force, but not effective, will then be abrogated. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom.

     If a Non-Resident holder of shares is resident in The Netherlands Antilles or Aruba or in a member state of the EU or in a country that has concluded a double tax treaty with The Netherlands, CNH is not required to withhold Dutch dividend withholding tax from a dividend distributed by CNH to such holder of shares to the extent that the temporary special distribution tax, discussed below in the section "-- Distribution Tax" applies to the distribution.

     Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S./NL Income Tax Treaty"), the Dutch dividend withholding tax rate on dividends paid by CNH on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied CNH with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, CNH will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

     Reduction. If CNH has received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, CNH may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by CNH.

     Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact on such investors of CNH's potential ability to receive a reduction as meant in the previous paragraph.

     Gift and Inheritance Taxes

     A person who acquires shares as a gift (in form or in substance), or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

     - the donor or the deceased is resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax (as the case may be); or

     - the shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

     - the donor makes a gift of shares, then becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

     If the donor or the deceased is an individual who holds Dutch nationality, he will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Dutch nationality, or an entity, he or it will be deemed to be resident in The Netherlands for purposes of Dutch gift tax if he or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

     Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

     Distribution Tax

     CNH is subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by CNH during the period from January 1, 2001 up to and including December 31, 2005 are classified as "excessive." For purposes of this distribution tax, dividends distributed by CNH are considered to be "excessive" to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

     - 4% of the market capitalization of CNH at the beginning of the relevant calendar year;

     - twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

     - CNH's consolidated commercial results for the preceding book year, subject to certain adjustments.

     See "-- Dutch Taxation of Non-Resident Holders of Shares -- Taxes on Income and Capital Gains" for a description of the concept "dividends distributed by CNH."

     The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by CNH during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the "excessive" distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. In that connection, shares that were held on September 14, 1999 are deemed to have been held on that date during an uninterrupted period of three years. The special distribution tax is not a withholding tax; it is imposed directly on CNH. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, CNH will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

     Capital Tax

     CNH is subject to Netherlands capital tax at a rate of 0.55% on any contribution received in respect of shares.

     Other Taxes and Duties

     No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of CNH shares.

     F. DIVIDENDS AND PAYING AGENTS.

     Not applicable.

     G. STATEMENT OF EXPERTS.

     Not applicable.

     H. DOCUMENTS ON DISPLAY.

     CNH files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. To obtain information on the operation of the Public Reference Room, the telephone number is 1-800-SEC-0330. Any SEC materials may also be read and copied at the SEC regional offices temporarily located at 233 Broadway, New York, New York 10279 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662.

     I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures through the use of financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. We do not hold or issue derivative or other financial instruments for speculative or trading purposes.

     Foreign Currency Risk Management

     We have significant international manufacturing operations. Foreign exchange risk exists to the extent that we have payment obligations or receipts denominated in currencies other than the functional currency of the various manufacturing operations. To manage these exposures, we identify naturally offsetting positions and then purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. For further information on our foreign exchange rate risk management, see Note 15, "Financial Instruments," to the Consolidated Financial Statements.

     We manufacture products and purchase raw materials from many locations around the world. Our cost base is diversified over a number of European, Asia-Pacific, and Latin American currencies, as well as the

U.S. Dollar. The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. Dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated earnings. Due to periodic mismatches in cash inflows and outflows, currencies that may have a possible impact on earnings are the Euro, British Pound, Canadian Dollar, Australian Dollar, Brazilian Real and Japanese Yen. The primary currencies for cash outflows were the British Pound, Japanese Yen and Euro. The primary currencies for cash inflows were the Canadian Dollar and Australian Dollar.

     We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Foreign exchange forward contracts and option contracts are utilized for recognized receivables and payables and firmly committed or anticipated cash inflows and outflows. The use of these derivative instruments allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the underlying assets, liabilities and cash flows being hedged.

     For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts, (b) all foreign currency denominated debt and (c) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for CNH's Latin American subsidiaries. The sensitivity analysis excludes the value of other foreign currency denominated receivables and payables because of their short-term maturities. Further, this calculation does not include anticipated foreign currency cash flows related to the underlying business transactions. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $39 million and $16 million at December 31, 2001 and 2000, respectively.

     Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The sensitivity model assumes an adverse shift in all foreign currency exchange spot and forward rates. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. The fair market valuation and sensitivity analysis of option contracts are provided by a third party based on our request to compute the fair value change of a 10% movement in the foreign exchange rate in which the contracts are based. We do not have a model to value such contracts as their use is limited and the value is not significant to our financial position.

     We also have investments in Europe, Canada, Latin America and Asia which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as "Accumulated other comprehensive income" in our consolidated balance sheet. At December 31, 2001, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $209 million and $219 million at December 31, 2001 and 2000, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statements of income. In particular, the devaluation of the Turkish Lira in 2001 impacted our net income by $20 million due to the change in net investment of our joint venture operations in Turkey.

     In addition to the foreign exchange risks identified, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. Dollars. Depending on movements in foreign exchange rates, this may have an adverse impact on our Consolidated Financial Statements. Earnings exposures to the major currencies include the Euro, British Pound, Canadian Dollar and Australian Dollar. Exposures to other currencies include the Brazilian Real, Argentine Peso, Mexican Peso, Danish Krone, Indian Rupee, and Chinese Renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican Peso, Brazilian Real, and Argentine Peso have experienced short-term movements ranging from 30% to 90% due to the devaluation of its respective currency.

     As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in net income impacts to us of $10 million in 2001 and $30 million in 2000. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

     Interest Rate Risk Management

     We are exposed to market risk from changes in interest rates. We monitor our exposure to this risk and manage the underlying exposure both through the matching of financial assets and liabilities and through the use of financial instruments, including swaps, caps, and forward starting swaps, for the net exposure. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of our financial assets and liabilities. We do not hold or issue derivative or other financial instruments for speculative or trading purposes. For further information on our interest rate risk management, see Note 15, "Financial Instruments," to the Consolidated Financial Statements.

     We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2001 and 2000, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $33 million and $31 million, respectively, based on the discounted values of their related cash flows.

     We use discounted cash flow models to perform the sensitivity analysis on fixed-rate financial instruments. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for borrowings are discounted at the treasury yield curve. Cash flows for interest rate swaps are projected and discounted using forward rates from the industry standard swap yield curve. ABS certificates and other investments are discounted at the current prevailing market interest rate for each separate investment portfolio. Our sensitivity analysis on financial receivables and debt obligations excludes variable rate instruments because the changes in market interest rates would not significantly affect the fair value of such instruments.

     The above sensitivity analyses are based on the assumption of a 10% movement of the interest rates used to discount each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and the applicable interest rate index. As a result, our inherent rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     Commodity Price Risk Management

     Commodity prices impact our Equipment Operations' sales and Financial Services' originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on earnings, cash flows or fair values of the Financial Services' portfolio.

     Changes in Market Risk Exposure as Compared to 2000

     Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         On February 4, 2002, our shareholders adopted amendments to the Company's Articles of Association at an extraordinary general meeting, including an increase in our authorized share capital to E450 million, comprising 700 million common shares and 300 million preference shares. In addition, the shareholders have authorized the board of directors to resolve on any future issuances of shares for a period of five years. On February 14, 2002, the Dutch Ministry accepted the amendments and they became effective on that date.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS:

                        CNH GLOBAL N.V. AND SUBSIDIARIES

                                                                PAGE
                                                                ----
Reports of independent public accountants...................    F-2
Consolidated statements of operations for the years ended
  December 31, 2001, 2000 and 1999..........................    F-5
Consolidated balance sheets as of December 31, 2001 and
  2000......................................................    F-6
Consolidated statements of cash flows for the years ended
  December 31, 2001, 2000 and 1999..........................    F-7
Consolidated statements of changes in shareholders' equity
  for the years ended December 31, 2001, 2000 and 1999......    F-8
Notes to consolidated financial statements..................    F-9

ITEM 19. EXHIBITS

         A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

                         INDEX TO FINANCIAL STATEMENTS

                        CNH GLOBAL N.V. AND SUBSIDIARIES

                                                              PAGE
                                                              ----
Reports of independent public accountants...................  F-2
Consolidated statements of operations for the years ended
  December 31, 2001, 2000 and 1999..........................  F-5
Consolidated balance sheets as of December 31, 2001 and
  2000......................................................  F-6
Consolidated statements of cash flows for the years ended
  December 31, 2001, 2000 and 1999..........................  F-7
Consolidated statements of changes in shareholders' equity
  for the years ended December 31, 2001, 2000 and 1999......  F-8
Notes to consolidated financial statements..................  F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.:

     We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands Corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and changes in shareholders' equity for the years then ended. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audits. The financial statements of CNH Global N.V. for the year ended December 31, 1999, were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental financial statements of Equipment Operations and Financial Services are presented for the purposes of additional analysis and are not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 7, 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the accompanying consolidated balance sheets of CNH Global N.V. (formerly New Holland N.V.) and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 1999, all expressed in U.S. Dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's wholly owned subsidiary, Case Corporation, which was acquired on November 12, 1999, which statements reflect total assets of U.S. $11,613 million at December 31, 1999, and net sales and revenues of U.S. $684 million for the period from date of acquisition through December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Case Corporation, is based solely on the report of the other auditors.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

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

                                          PRICEWATERHOUSECOOPERS N.V.

Amsterdam, The Netherlands
February 1, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the consolidated balance sheet of Case Corporation (a Delaware Corporation and wholly owned subsidiary of CNH Global N.V.) and subsidiaries as of December 31, 1999 and the related statements of operations, shareholders' investment and cash flows for the period November 12, 1999 to December 31, 1999. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audit.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Case Corporation and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the period November 12, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

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

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 24, 2000

                                CNH GLOBAL N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                         CONSOLIDATED            EQUIPMENT OPERATIONS     FINANCIAL SERVICES
                                  --------------------------   ------------------------   ------------------
                                   2001      2000      1999     2001     2000     1999    2001   2000   1999
                                  -------   -------   ------   ------   ------   ------   ----   ----   ----
                                             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
REVENUES:
  Net sales.....................  $ 9,030   $ 9,337   $5,949   $9,030   $9,337   $5,949   $ --   $ --   $ --
  Finance and interest income...      685       704      324      149       68       17    739    799    412
                                  -------   -------   ------   ------   ------   ------   ----   ----   ----
                                    9,715    10,041    6,273    9,179    9,405    5,966    739    799    412
COSTS AND EXPENSES:
  Cost of goods sold............    7,586     7,820    4,884    7,586    7,820    4,884     --     --     --
  Selling, general and
    administrative..............    1,224     1,277      726      915    1,007      657    314    274     69
  Research, development and
    engineering.................      306       338      196      306      338      196     --     --     --
  Restructuring and other merger
    related costs...............      104       157       19       97      157       19      7     --     --
  Interest expense -- Fiat
    affiliates..................      358       291       79      308      257       47     50     34     32
  Interest expense -- other.....      368       502      187      277      285      107    289    376    185
  Other, net....................      193       186      (16)     112      100      (29)    81     86     13
                                  -------   -------   ------   ------   ------   ------   ----   ----   ----
                                   10,139    10,571    6,075    9,601    9,964    5,881    741    770    299
EQUITY IN INCOME (LOSS) OF
  UNCONSOLIDATED SUBSIDIARIES
  AND AFFILIATES:
  Financial Services............        6         2       --        4       26       72      6      2     --
  Equipment Operations..........      (14)        4        9      (14)       4        9     --     --     --
                                  -------   -------   ------   ------   ------   ------   ----   ----   ----
Income (loss) before taxes and
  minority interest.............     (432)     (524)     207     (432)    (529)     166      4     31    113
Income tax provision
  (benefit).....................     (105)     (153)      55     (105)    (159)      14     --      6     41
Minority interest...............        5        10        4        5       11        4     --     (1)    --
                                  -------   -------   ------   ------   ------   ------   ----   ----   ----
Net income (loss)...............  $  (332)  $  (381)  $  148   $ (332)  $ (381)  $  148   $  4   $ 26   $ 72
                                  =======   =======   ======   ======   ======   ======   ====   ====   ====
PER SHARE DATA:
Basic earnings (loss) per
  share.........................  $ (1.20)  $ (1.79)  $ 0.99
                                  =======   =======   ======
Diluted earnings (loss) per
  share.........................  $ (1.20)  $ (1.79)  $ 0.97
                                  =======   =======   ======

   The "Consolidated" data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental "Equipment Operations" (with "Financial Services" on the equity basis) data in this statement include primarily CNH Global N.V.'s agricultural and construction equipment operations. The supplemental "Financial Services" data in this statement include primarily CNH Global N.V.'s financial services business. Transactions between "Equipment Operations" and "Financial Services"
  have been eliminated to arrive at the "Consolidated" data. The accompanying notes to consolidated financial statements are an integral part of these
                           Statements of Operations.

                                CNH GLOBAL N.V.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2000
                  (IN MILLIONS OF DOLLARS, EXCEPT SHARE DATA)

                                                                                      EQUIPMENT          FINANCIAL
                                                                CONSOLIDATED         OPERATIONS          SERVICES
                                                              -----------------   -----------------   ---------------
                                                               2001      2000      2001      2000      2001     2000
                                                              -------   -------   -------   -------   ------   ------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   663   $   886   $   378   $   593   $  285   $  293
  Accounts and notes receivable.............................    4,010     3,637     1,790     1,591    2,466    2,152
  Intersegment notes receivable.............................       --        --       524       576      344      195
  Inventories...............................................    2,204     2,374     2,204     2,374       --       --
  Deferred income taxes.....................................      454       436       333       398      121       38
  Prepayments and other.....................................      100       242        97        79        3      219
                                                              -------   -------   -------   -------   ------   ------
    TOTAL CURRENT ASSETS....................................    7,431     7,575     5,326     5,611    3,219    2,897
                                                              -------   -------   -------   -------   ------   ------
Long-Term Receivables.......................................    2,150     2,513       203       224    1,947    2,275
Intersegment Long-Term Notes Receivable.....................       --        --     1,112        14       --       --
Property, Plant and Equipment, net..........................    1,354     1,474     1,333     1,455       21       19
OTHER ASSETS:
  Investments in unconsolidated subsidiaries and
    affiliates..............................................      266       282       235       258       31       24
  Investment in Financial Services..........................       --        --     1,147     1,122       --       --
  Equipment on operating leases, net........................      612       643        --        --      612      643
  Goodwill and intangibles..................................    3,647     3,817     3,508     3,669      139      148
  Other.....................................................    1,752     1,273     1,369       884      383      394
                                                              -------   -------   -------   -------   ------   ------
    TOTAL OTHER ASSETS......................................    6,277     6,015     6,259     5,933    1,165    1,209
                                                              -------   -------   -------   -------   ------   ------
    TOTAL...................................................  $17,212   $17,577   $14,233   $13,237   $6,352   $6,400
                                                              =======   =======   =======   =======   ======   ======
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt -- Fiat affiliates...  $   732   $   155   $   617   $    88   $  113   $  243
  Current maturities of long-term debt -- other.............      329     1,494        20        36      311    1,282
  Short-term debt -- Fiat affiliates........................    1,847     2,043     1,373     1,568      474      475
  Short-term debt -- other..................................    1,370     2,143       670       961      700    1,182
  Intersegment short-term debt..............................       --        --       344       195      524      576
  Accounts payable..........................................    1,217     1,256     1,287     1,221      166       97
  Restructuring liability...................................       74       251        67       250        7        1
  Other accrued liabilities.................................    1,784     1,868     1,650     1,694      144      264
                                                              -------   -------   -------   -------   ------   ------
    TOTAL CURRENT LIABILITIES...............................    7,353     9,210     6,028     6,013    2,439    4,120
                                                              -------   -------   -------   -------   ------   ------
Long-Term Debt -- Fiat Affiliates...........................    3,311     2,230     3,002     2,045      309      185
Long-Term Debt -- Other.....................................    2,274     1,660     1,217       897    1,057      763
Intersegment Long-Term Debt.................................       --        --        --        --    1,112       14
OTHER LIABILITIES:
  Pension, postretirement and postemployment benefits.......    1,173       973     1,163       961       10       13
  Other.....................................................    1,120       916       843       734      277      182
                                                              -------   -------   -------   -------   ------   ------
    TOTAL OTHER LIABILITIES.................................    2,293     1,889     2,006     1,695      287      195
                                                              -------   -------   -------   -------   ------   ------
Commitments and Contingencies (Note 18)
Minority Interest...........................................       72        74        71        73        1        1
SHAREHOLDERS' EQUITY:
  Common Shares, E0.45 par value; authorized 444,444,460
    shares, issued 277,683,830 shares in 2001 and 2000......      143       143       143       143       37       37
  Paid-in capital...........................................    2,995     2,991     2,995     2,991      918      856
  Treasury stock, 583,532 shares in 2001 and 508,332 shares
    in 2000, at cost........................................       (7)       (6)       (7)       (6)      --       --
  Retained earnings (deficit)...............................     (573)     (213)     (573)     (213)     242      238
  Accumulated other comprehensive income (loss).............     (646)     (399)     (646)     (399)     (50)      (9)
  Unearned compensation on restricted shares and options....       (3)       (2)       (3)       (2)      --       --
                                                              -------   -------   -------   -------   ------   ------
    Total shareholders' equity..............................    1,909     2,514     1,909     2,514    1,147    1,122
                                                              -------   -------   -------   -------   ------   ------
    Total...................................................  $17,212   $17,577   $14,233   $13,237   $6,352   $6,400
                                                              =======   =======   =======   =======   ======   ======

   The "Consolidated" data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental "Equipment Operations" (with "Financial Services" on the equity basis) data in this statement include primarily CNH Global N.V.'s agricultural and construction equipment operations. The supplemental "Financial Services" data in this statement include primarily CNH Global N.V.'s financial services business. Transactions between "Equipment Operations" and "Financial Services"
  have been eliminated to arrive at the "Consolidated" data. The accompanying notes to consolidated financial statements are an integral part of these Balance
                                    Sheets.

                                CNH GLOBAL N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                   CONSOLIDATED              EQUIPMENT OPERATIONS          FINANCIAL SERVICES
                                            ---------------------------   ---------------------------   -------------------------
                                             2001      2000      1999      2001      2000      1999      2001     2000     1999
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
                                                                          (IN MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:
  Net income (loss).......................  $  (332)  $  (381)  $   148   $  (332)  $  (381)  $   148   $     4   $  26   $    72
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operating activities:
    Depreciation and amortization.........      424       429       183       319       336       160       105      93        23
    Deferred income tax expense
      (benefit)...........................     (174)     (229)       45       (91)     (196)       31       (83)    (33)       14
    (Gain) loss on disposal of fixed
      assets..............................        3        (6)       (5)        3        (8)       (7)       --       2         2
    Undistributed (earnings) losses of
      unconsolidated subsidiaries.........       17        (6)       (9)       19       (30)      (81)       (6)     (2)       --
    Changes in operating assets and
      liabilities:
      (Increase) decrease in
        receivables.......................     (264)    1,033       615      (153)      655      (449)     (111)    378       948
      (Increase) decrease in
        inventories.......................       48        36       256        48        36       256        --      --        --
      (Increase) decrease in prepayments
        and other current assets..........      137        57      (185)      (23)      154      (135)      160    (115)      (67)
      (Increase) decrease in other
        assets............................     (155)      (66)     (441)     (239)       15      (147)       84     (99)     (150)
      Increase (decrease) in payables.....       78       (80)       27       111      (147)       99       (33)     67         5
      Increase (decrease) in other accrued
        liabilities.......................        5       135       (45)      133        10      (104)     (128)    160        84
      Increase (decrease) in other
        liabilities.......................      217       (10)      555       127       (56)      419        90      46       136
  Other, net..............................     (186)     (104)      (59)     (190)     (103)     (176)        4      --         4
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES..............................     (182)      808     1,085      (268)      285        14        86     523     1,071
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
INVESTING ACTIVITIES:
  Acquisitions and investments, net of
    cash acquired.........................       (8)      (58)   (4,394)      (62)      (84)   (4,442)       (1)      1        36
  Proceeds from sale of businesses and
    assets................................      287       170        86       114       157        83       173      13         3
  Expenditures for property, plant and
    equipment.............................     (229)     (228)     (210)     (221)     (213)     (209)       (8)    (15)       (1)
  Expenditures for equipment on operating
    leases................................     (322)     (180)      (63)       --        --        --      (322)   (180)      (63)
  Other, net..............................       --        --        29        --        --        30        --      --        (1)
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES..............................     (272)     (296)   (4,552)     (169)     (140)   (4,538)     (158)   (181)      (26)
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
FINANCING ACTIVITIES:
  Intersegment activity...................       --        --        --    (1,102)     (318)      363     1,102     318      (363)
  Proceeds from issuance of long-term debt
    -- Fiat affiliates....................    1,646     1,531       173     1,499     1,967        33       147      45       140
  Proceeds from issuance of long-term
    debt -- other.........................      824        --        95       824        --        28        --      --        67
  Payment of long-term debt -- Fiat
    affiliates............................     (129)     (243)      (48)      (13)       --        --      (116)   (243)      (48)
  Payment of long-term debt -- other......   (1,197)     (323)      (64)     (529)      (32)      (59)     (668)   (772)       (5)
  Net increase (decrease) in short-term
    revolving credit facilities...........     (853)     (841)    1,945      (410)   (1,349)    2,803      (443)    508      (858)
  Capital contributions...................       --        --        --        --        --        --        55      25        12
  Advance to capital......................       --        --     1,400        --        --     1,400        --      --        --
  Dividends paid..........................      (28)      (82)      (82)      (28)      (82)      (82)       --      --        --
  Other, net..............................       --       (84)      (92)       --       (79)      (92)       --      (5)       --
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES..............................      263       (42)    3,327       241       107     4,394        77    (124)   (1,055)
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
Effect of foreign exchange rate changes on
  cash and cash equivalents...............      (32)      (50)      (71)      (19)      (46)      (71)      (13)     (4)       --
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.............................     (223)      420      (211)     (215)      206      (201)       (8)    214       (10)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR....................................      886       466       677       593       387       588       293      79        89
                                            -------   -------   -------   -------   -------   -------   -------   -----   -------
CASH AND CASH EQUIVALENTS, END OF YEAR....  $   663   $   886   $   466   $   378   $   593   $   387   $   285   $ 293   $    79
                                            =======   =======   =======   =======   =======   =======   =======   =====   =======

   The "Consolidated" data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental "Equipment Operations" (with "Financial Services" on the equity basis) data in this statement include primarily CNH Global N.V.'s agricultural and construction equipment operations. The supplemental "Financial Services" data in this statement include primarily CNH Global N.V.'s financial services business. Transactions between "Equipment Operations" and "Financial Services"
  have been eliminated to arrive at the "Consolidated" data. The accompanying notes to consolidated financial statements are an integral part of these
                           Statements of Cash Flows.

                                CNH GLOBAL N.V.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                         ACCUMULATED
                                                                                            OTHER
                                                                           RETAINED     COMPREHENSIVE             COMPREHENSIVE
                             COMMON   PAID-IN   TREASURY     UNEARNED      EARNINGS        INCOME                    INCOME
                             SHARES   CAPITAL    STOCK     COMPENSATION    (DEFICIT)       (LOSS)       TOTAL        (LOSS)
                             ------   -------   --------   ------------   -----------   -------------   ------    -------------
                                                                  (IN MILLIONS OF DOLLARS)
BALANCE, JANUARY 1, 1999...   $ 88    $1,637      $--          $--           $ 184          $(125)      $1,784
Comprehensive income:
  Net income...............     --        --       --           --             148             --          148        $ 148
  Translation adjustment...     --        --       --           --              --           (162)        (162)        (162)
  Pension liability
    adjustment.............     --        --       --           --              --             22           22           22
                                                                                                                      -----
      Total................                                                                                           $   8
                                                                                                                      =====
Dividends declared.........     --        --       --           --             (82)            --          (82)
Issuance of restricted
  shares...................     --         8       --           (8)             --             --           --
                              ----    ------      ---          ---           -----          -----       ------
BALANCE, DECEMBER 31,
  1999.....................     88     1,645       --           (8)            250           (265)       1,710
Comprehensive income:
  Net income (loss)........     --        --       --           --            (381)            --         (381)       $(381)
  Translation adjustment...     --        --       --           --              --           (133)        (133)        (133)
  Pension liability
    adjustment.............     --        --       --           --              --             (1)          (1)          (1)
                                                                                                                      -----
      Total................                                                                                           $(515)
                                                                                                                      =====
Dividends declared.........     --        --       --           --             (82)            --          (82)
Capital contributions on
  stock issuance...........     55     1,345       --           --              --             --        1,400
Recognition of compensation
  on restricted stock......     --        --       --            1              --             --            1
Issuance of restricted
  shares, net of
  forfeitures..............     --         1       (6)           5              --             --           --
                              ----    ------      ---          ---           -----          -----       ------
BALANCE, DECEMBER 31,
  2000.....................    143     2,991       (6)          (2)           (213)          (399)       2,514
Comprehensive income:
  Net income (loss)........     --        --       --           --            (332)            --         (332)       $(332)
  Translation adjustment...     --        --       --           --              --           (110)        (110)        (110)
  Pension liability
    adjustment (net of tax
    $89 million)...........     --        --       --           --              --           (117)        (117)        (117)
  Derivative financial
    instruments:
    Gains (losses) deferred
      (net of tax $12
      million).............     --        --       --           --              --            (47)         (47)         (47)
    (Gains) losses
      reclassified to
      earnings.............     --        --       --           --              --             27           27           27
                                                                                                                      -----
      Total................                                                                                           $(579)
                                                                                                                      =====
Dividends declared.........     --        --       --           --             (28)            --          (28)
Recognition of compensation
  on restricted stock......     --        --       --            2              --             --            2
Issuance of restricted
  shares, net of
  forfeitures..............     --        --       (1)           1              --             --           --
Issuance of stock
  options..................     --         4       --           (4)             --             --           --
                              ----    ------      ---          ---           -----          -----       ------
BALANCE, DECEMBER 31,
  2001.....................   $143    $2,995      $(7)         $(3)          $(573)         $(646)      $1,909
                              ====    ======      ===          ===           =====          =====       ======

The accompanying notes to consolidated financial statements are an integral part of these Statements of Changes in Shareholders' Equity.

                                CNH GLOBAL N.V.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

     CNH Global N.V. ("CNH"), formerly New Holland N.V., is incorporated in The Netherlands under Dutch law. CNH's Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH's Financial Services operations offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

     CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. ("Fiat"), a company organized under the laws of Italy, which owned approximately 84.6% of the outstanding shares of CNH at December 31, 2001.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The consolidated financial statements present the operating results, financial position and cash flows of CNH as of and for the year ended December 31, 2001. The comparability of CNH's operating results for the years ended December 31, 2001 and 2000, with 1999 data, is significantly affected by the full year impact of (1) the inclusion of Case Corporation's ("Case's") results of operations; (2) the incremental financing and other costs related to the merger; (3) the amortization of fair value adjustments to the Case assets acquired and liabilities assumed; and (4) the amortization of goodwill. Reference is made to Note 3, "Acquisitions and Divestitures of Businesses and Investments" for further information regarding the acquisition of Case.

     PRINCIPLES OF CONSOLIDATION AND PRESENTATION

     CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States or U.S. GAAP. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in U.S. Dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. Dollars. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries," the financial statements include the accounts of CNH's majority-owned subsidiaries, except where control is expected to be temporary, and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH's principal competitors present supplemental data on a similar basis. Therefore, users of CNH's financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH's equipment operations and financial services operations as follows:

     Equipment Operations -- The financial information captioned "Equipment Operations" reflects the consolidation of all majority-owned subsidiaries except for CNH's Financial Services business. CNH's Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH's financial services business are reflected, respectively, in "Equity in Income (Loss) of Unconsolidated Subsidiaries and
Affiliates -- Financial Services" in the accompanying statements of operations, and in "Investment in Financial Services" in the accompanying balance sheets.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Financial Services -- The financial information captioned "Financial Services" reflects the consolidation of CNH's financial services business.

     All significant intercompany transactions, including activity within and between "Equipment Operations" and "Financial Services," have been eliminated in deriving the consolidated financial data. Intersegment notes receivable, intersegment long-term notes receivable, intersegment short-term debt and intersegment long-term debt represent intersegment financing between Equipment Operations and Financial Services.

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

     RECLASSIFICATIONS

     Certain reclassifications of prior year amounts have been made in order to conform with the current year presentation.

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

     REVENUE RECOGNITION

     Equipment Operations record sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. In the United States and the majority of international locations, equipment and replacement parts title transfers to the dealer upon shipment. In Australia and some other international locations, certain equipment and replacement parts are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Under these circumstances sales are not recorded until a retail customer has purchased the goods. Dealers may not return equipment or replacement parts while the applicable dealer contract remains in place. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH is obligated to repurchase new equipment from the dealer. CNH has credit limits and other safeguards in place to monitor the financial stability of its dealers. In cases where dealers are unable to pay for equipment or parts, CNH attempts to have these goods returned or negotiate a settlement of the outstanding receivables. CNH may provide certain sales incentives to dealers to stimulate sales to retail customers. The expense of such incentives is recorded as a deduction in arriving at net sales at the time the sale is recognized by CNH.

     For all sales, no significant uncertainty exists surrounding the purchaser's obligation to pay for the equipment and replacement parts and CNH records appropriate provisions for doubtful receivables as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers subsequent to the completion of the interest free period. Interest free periods average 4.5 months on approximately 65% of sales for the agricultural equipment business and

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.0 months on approximately 74% of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.

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

     ADVERTISING

     CNH expenses advertising costs as incurred. Advertising expense totaled $78 million, $96 million and $51 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

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

     The Turkish Lira was significantly devalued against the U.S. Dollar during the first quarter of 2001. As a result CNH recorded a net exchange loss of approximately $20 million related to its investments in New Holland Trakmak Tracktor Ve Ziraat Makineleri A.S. and Turk Traktor Ve Ziraat Makineleri A.S.

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

     ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which has been amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 113, an amendment of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." SFAS No. 133 is effective for fiscal years

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

beginning after June 15, 2000 and will be applied to: (a) derivative instruments; and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1998. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     We adopted SFAS No. 133 on January 1, 2001. SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of the those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion 20, "Accounting Changes." To the extent that these amounts are recorded in other comprehensive income, they will be reversed into earnings into the period in which the hedged transaction occurs. Adoption of this accounting standard resulted in cumulative net of tax reductions in other comprehensive income of approximately $9 million as of January 1, 2001 and had no significant impact on net income. The adoption also resulted in an increase to assets and liabilities recorded on the balance sheet of approximately $9 million and $18 million, respectively.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- A Replacement of FASB Statement 125". SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company adopted the disclosure provisions related to the securitization of financial assets on December 31, 2000. All remaining provisions were adopted in the second quarter of 2001. This adoption did not have a significant impact on us.

     In January 2001, the Emerging Issues Task Force issued EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". According to this pronouncement, we must recognize cash flows in excess of the initial investment's carrying value as interest income using the effective yield method. Beneficial interests must be measured at fair value with other than temporary impairments being recorded in income. We adopted this pronouncement in April 2001 and adoption of this pronouncement did not have a significant impact on our financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS No. 141, CNH adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on CNH's financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not to be amortized but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, CNH adopted this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 is expected to result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. Beginning January 1, 2002, goodwill and indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Currently, CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. CNH is currently performing the required transitional impairment tests of goodwill and

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

indefinite-lived intangible assets. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, tests for impairment. The second phase (if necessary), required to be completed by December 31, 2002, measures the amount of impairment. CNH has engaged an independent third-party valuation firm to assist with the fair value determinations of its reporting units and indefinite-lived intangible assets. To determine fair value, CNH plans to rely on two valuation models: guideline company method and discounted cash flow. CNH has not yet determined the financial impact, if any, of these transitional impairment tests. During 2001 CNH continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, CNH will adopt this new accounting standard on January 1, 2003. CNH believes the adoption of SFAS No. 143 will not have a material impact on its financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, CNH will adopt this new accounting standard on January 1, 2002. CNH believes the adoption of SFAS No. 144 will not have a material impact on its financial statements.

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

     EQUIPMENT ON OPERATING LEASES

     Financial Services purchases equipment that is leased to retail customers under operating leases from dealers. Income from operating leases is recognized over the term of the lease. Financial Services' investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination which is calculated at the inception of the lease date. Realization of the residual values is dependent on Financial Services' future ability to market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which impact the estimated residual

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

     GOODWILL AND INTANGIBLES

     Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Goodwill is amortized on a straight-line basis over 10 to 30 years. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying balance sheets, and the related amortization is charged to "Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates" in the accompanying statements of operations. CNH continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, CNH uses an estimate of the undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

     At December 31, 2001 and 2000, goodwill totaled $3,146 million and $3,183 million, respectively, while accumulated amortization of goodwill was $336 million and $215 million at those respective dates. Amortization expense totaled $116 million, $106 million and $20 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Negative goodwill represents the excess of the fair value of the tangible and identifiable intangible assets purchased, with the fair value of non-current assets having been reduced to zero, over the purchase price paid plus liabilities assumed. Negative goodwill is being amortized on a straight-line basis over approximately 3 years. At December 31, 2001 and 2000, negative goodwill, net of accumulated amortization, totaled $0 and $33 million, respectively.

     Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents, and are being amortized on a straight-line basis over 5 to 30 years. At December 31, 2001 and 2000, intangibles, net of accumulated amortization, totaled $837 million and $849 million, respectively. Amortization expense totaled $39 million, $36 million and $6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

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

     CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2001, 2000 and 1999 is not significant in relation to the consolidated financial results.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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

     DERIVATIVES

     The Company uses derivative financial instruments to manage its interest rate exposures and foreign currency exposures. CNH does not hold or issue such instruments for trading purposes. Hedge accounting is applied if the changes in the fair market value of the derivative instruments are highly correlated to changes in the fair market value of the anticipated transactions and recognized assets and liabilities. As these instruments are primarily accounted for as hedges of anticipated transactions or recognized assets and liabilities, unrealized fair value gains and losses are not recognized in earnings as of the balance sheet date to the extent that the hedge is effective. The effective portion of unrealized gains and losses are recognized in earnings in the period in which the hedged transaction affects earnings. Subsequent to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001, the fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets.

     Reference is made to Note 15, "Financial Instruments," for further information regarding CNH's use of derivative financial instruments.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3: ACQUISITIONS AND DIVESTITURES OF BUSINESSES AND INVESTMENTS

     ACQUISITIONS

     Flexi-Coil Ltd.

     On January 4, 2000, CNH completed the acquisition of the remaining 61% ownership interests in Flexi-Coil Ltd. Prior to that date, CNH had maintained a 39% ownership interest in Flexi-Coil Ltd. Flexi-Coil designs, manufactures and sells various agricultural implements used for planting, seeding, tillage and spraying. The purchase price for the additional 61% ownership interest was C$74 million. The acquisition was accounted for as a step purchase and, accordingly, the accompanying consolidated financial statements included the results of operations of Flexi-Coil Ltd. from January 4, 2000. The total purchase price paid plus the liabilities assumed was C$257 million. The goodwill associated with the acquisition of Flexi-Coil Ltd. totaled C$122 million and is being amortized on a straight-line basis over 30 years.

     Case

     On November 12, 1999, New Holland N.V. ("New Holland") acquired Case Corporation ("Case") for $4,600 million in cash, including related costs and expenses, pursuant to an agreement and plan of merger dated as of May 15, 1999, by and among Case, New Holland, the merging subsidiary and Fiat. As a result of the merger, Case as the surviving company, became a wholly owned subsidiary of New Holland. Effective with the closing of the merger, New Holland changed its name to CNH. CNH financed the merger with total borrowings of $3,000 million under short-term credit facilities, an advance to capital of $1,400 million from New Holland Holdings N.V. and available cash of $200 million. Reference is made to Note 11, "Principal Shareholder's Advance to Capital."

     The merger was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of Case as of the merger date. Case engaged in two types of operations. Case's equipment operations manufacture, market and distribute a full line of agricultural equipment and light to medium sized construction equipment on a worldwide basis. Case's financial services business provided financing for retail installment sales contracts and leases, commercial lending within the equipment industry, multiple lines of insurance products and offers a private-label credit card.

     The total purchase price of $4,600 million was allocated to the assets and liabilities of Case based upon their respective fair values, including identifiable intangibles consisting of acquired trademarks, dealer networks, product drawings and patents, with the remainder allocated to goodwill. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and identifiable intangible assets purchased by $2,400 million, on a preliminary basis. During 2000, CNH finalized its purchase accounting for the Case acquisition resulting in additional goodwill of $376 million. The additional goodwill resulted primarily from additional restructuring liabilities related to the Case business and fair value adjustments to property, plant and equipment. During 2001, CNH reversed $31 million of purchase accounting reserves through goodwill, primarily due to changes in estimates related to involuntary employee severance and closing, selling and downsizing existing facilities. Reference is made to Note 4, "Restructuring," for further information regarding CNH's restructuring programs. The goodwill associated with Case's equipment operations of $2,616 million and Case's financial services business of $129 million is being amortized on a straight-line basis over 30 and

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20 years, respectively. The fair value adjustments to Case's historical balance sheet were as follows (in millions):

                                                               PURCHASE
                                                                PRICE
                                                              ALLOCATION
                                                              ----------
  Net assets at historical cost*............................    $2,057
  Fair value adjustments:
     Identifiable intangibles...............................       817
     Property, plant and equipment..........................       (52)
     Inventory..............................................        39
     Elimination of historical goodwill.....................      (292)
     Deferred income taxes..................................      (100)
     Pension, postretirement and postemployment benefits....      (167)
     Restructuring liability related to the Case business...      (284)
     Accounts and notes receivable..........................       (29)
     Other, net.............................................      (134)
                                                                ------
                                                                 1,855
  Goodwill..................................................     2,745
                                                                ------
     Total..................................................    $4,600
                                                                ======

         ---------------------
         * Includes liabilities assumed of $6,622 million.

     CNH has prepared the following unaudited pro forma statements of operations to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of the beginning of the period presented. The pro forma data reflects the impact of the preliminary fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense related to the merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional amortization of the fair value adjustments for acquired receivables and inventories, identifiable intangibles and goodwill. The pro forma data does not include the impact of the final purchase accounting adjustments recorded during 2000. The impact of the final purchase accounting adjustments on the consolidated pro forma statements of operations is considered to be nominal.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                   1999
                                                              ---------------
                                                              (IN MILLIONS OF
                                                              DOLLARS, EXCEPT
                                                              PER SHARE DATA)
                                                                (UNAUDITED)
Revenues:
  Net sales.................................................      $ 9,929
  Finance and interest income...............................          744
                                                                  -------
                                                                   10,673
Costs and Expenses:
  Cost of goods sold........................................        8,320
  Selling, general and administrative.......................        1,315
  Research, development and engineering.....................          357
  Restructuring and other merger related costs..............           19
  Interest expense..........................................          794
  Other, net................................................          150
                                                                  -------
                                                                   10,955
Equity in income of unconsolidated subsidiaries and
  affiliates................................................            1
                                                                  -------
Income (loss) before taxes and minority interest............         (281)
Income tax provision (benefit)..............................          (97)
Minority interest...........................................            4
                                                                  -------
Net income (loss)...........................................      $  (188)
                                                                  =======
Per share data:
  Basic earnings (loss) per share...........................      $ (1.26)
                                                                  =======
  Diluted earnings (loss) per share.........................      $ (1.26)
                                                                  =======

     CNH has presented this unaudited pro forma financial data for illustrative purposes only. This pro forma data is not necessarily indicative of (1) the results of operations that would have occurred had the transaction been effective as of the beginning of the year presented, or (2) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies or cost savings that may occur as a result of the merger.

     The pro forma financial data does not include the impact of any regulatory divestitures as required by the European Commission or the U.S. Department of Justice pursuant to the merger.

     DIVESTITURES

     During April 2001, CNH sold its Carr Hill Works, Doncaster, England, components facility to Graziano Trasmissioni S.p.A.

     In January 2001, CNH sold its tractor manufacturing plant in Doncaster, England, to Landini S.p.A.

     During 2000, CNH entered into an OEM agreement with Lindner whereby CNH would build Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by Lindner.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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

     In May 2000, CNH completed the sale of its large square balers assembled in Neustadt, Germany to Landini S.p.A.

     In May 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes a plant in Breganze, Italy, and the Laverda line of non-hillside combines that are produced there.

NOTE 4: RESTRUCTURING

     CNH records restructuring liabilities at the time management approves and commits CNH to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan is within a reasonable period of time. The restructuring liability includes those restructuring costs that (1) can be reasonably estimated, (2) are not associated with or do not benefit activities that will be continued, and (3) are not associated with or are not incurred to generate revenues after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and (1) are incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation.

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

     In connection with the 1998 acquisition of Orenstein & Koppel Aktiengesellschaft ("O&K"), CNH recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

     In 1999, CNH also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 Restructuring Program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan. In 1999, CNH expended $52 million for severance costs as contemplated under its restructuring programs. In 1999, CNH reversed $26 million of purchase accounting reserves, as CNH was unable to complete the required actions within one year of the acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In 2000, CNH expended $12 million for severance and other employee costs as contemplated under the 1998 Restructuring Program. The 1998 Restructuring Program is complete and there are no other actions expected under this program.

     The following tables set forth the CNH activities for the years ended December 31, 1999 and 2000 under the 1998 Restructuring Program (in millions):

                                                                       1999 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1998        ADDITIONS    UTILIZED*    ESTIMATES         1999
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $71            $19         $(52)         $(26)          $12
Cost related to closing/selling/downsizing
  existing facilities.....................       --             --           --            --            --
                                                ---            ---         ----          ----           ---
       Total restructuring................      $71            $19         $(52)         $(26)          $12
                                                ===            ===         ====          ====           ===

                                                                       2000 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1999        ADDITIONS    UTILIZED*    ESTIMATES         2000
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $12            $--         $(12)          $--            $--
Cost related to closing/selling/downsizing
  existing facilities.....................       --            --            --           --             --
                                                ---            --          ----           --             --
       Total restructuring................      $12            $--         $(12)          $--            $--
                                                ===            ==          ====           ==             ==

------------
* Includes currency translation.

     CNH MERGER INTEGRATION PLAN

     As part of its merger integration, CNH has evaluated the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, CNH expects to significantly reduce its worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions. These restructuring actions will be recorded and implemented through at least 2004.

     The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case that qualify for purchase accounting treatment under EITF 95-3. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan that qualify for the establishment of restructuring reserves under primarily EITF 94-3 and SFAS No. 121.

     CASE PURCHASE ACCOUNTING RESTRUCTURING PROGRAM

     During May 1999, management of both companies assembled several integration teams to identify cost savings from workforce reductions, duplicate capacity and other synergy related activities from the acquisition. The preliminary actions identified by these integration teams were approved by management prior to the acquisition in November 1999. Detailed restructuring actions that related to former Case locations or

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

employees that qualified for purchase accounting treatment under EITF 95-3 were recorded to the Case Purchase Accounting Restructuring Program during the fourth quarter of 1999 and during 2000. All restructuring actions relating to non-Case locations or employees or Case actions that were approved, committed and communicated more than one year after the acquisition were recorded as restructuring and other merger related costs under the CNH Merger Integration Program.

     As of December 31, 1999, CNH had recorded $90 million in merger-related restructuring reserves for severance and other employee-related costs associated with identified headcount reductions as part of CNH's initial plan to integrate the Case operations. These costs were recorded in conjunction with the preliminary allocation of the Case purchase price. During 2000, CNH recorded an additional $225 million in merger integration restructuring reserves related to Case's operations, net of changes in estimates. These costs were recorded in conjunction with the finalization of the Case Purchase Accounting Restructuring Program. The additional merger integration restructuring reserves primarily relate to severance and other employee-related costs and costs related to closing, selling, and downsizing existing facilities. During 2001, CNH reversed $31 million in merger integration restructuring reserves related to Case's operations to goodwill. More employees left CNH voluntarily than was originally estimated and the cost to exit certain facilities was lower than anticipated.

     The severance and other employee-related costs reserved for in 2000 amounted to $78 million and relate to severance costs required to reduce the remainder of the approximately 2,200 Case employees identified in the CNH Merger Integration Plan. CNH eliminated administrative and back office personnel, as well as manufacturing personnel in the facilities that CNH has closed or downsized. These termination accruals included the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In 2000, CNH expended $61 million of termination payments related to severance and other employee-related costs. In addition, CNH reversed $39 million of severance and other employee-related costs to goodwill, as more employees left CNH voluntarily than was originally estimated resulting in a lower cost than anticipated. As of December 31, 2000, CNH had terminated approximately 1,500 Case employees related to the Case Purchase Accounting Restructuring Program.

     In 2001, CNH expended $50 million of termination payments related to severance and other employee-related costs under programs which were reserved in 2000. In addition, CNH reversed $12 million of severance and other employee-related costs to goodwill, as more employees left CNH voluntarily than was originally estimated resulting in a lower cost than anticipated. As of December 31, 2001, CNH had terminated approximately 2,200 Case employees related to the Case Purchase Accounting Restructuring Program.

     Reserves for costs related to closing, selling, and downsizing existing facilities of $185 million were taken due to required divestitures, excess capacity and duplicate facilities, and primarily relate to the following actions of the Case Purchase Accounting Restructuring Program:

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

     - Sale of Case's ownership interest in Hay and Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements;

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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

     In 2000, CNH utilized $72 million of costs related to closing/selling/downsizing existing facilities related to the programs described above.

     In 2001, CNH utilized $91 million of costs related to closing/selling/downsizing existing facilities related to the programs described above which were reserved in 2000. In addition, CNH reversed $19 million of costs related to closing/selling/downsizing existing facilities to goodwill, as the cost to exit certain facilities was lower than anticipated.

     The following table sets forth the CNH activities for the years ended December 31, 1999, 2000 and 2001 under the Case Purchase Accounting Restructuring Program (in millions):

                                                                       1999 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1998        ADDITIONS    UTILIZED*    ESTIMATES         1999
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $ --          $ 90         $  --         $ --           $ 90
                                                ----          ----         -----         ----           ----
       Total restructuring................      $ --          $ 90         $  --         $ --           $ 90
                                                ====          ====         =====         ====           ====

                                                                       2000 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1999        ADDITIONS    UTILIZED*    ESTIMATES         2000
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $ 90          $ 78         $ (61)        $(39)          $ 68
Cost related to closing/selling/downsizing
  existing facilities.....................        --           185           (72)          --            113
Other costs...............................        --             1            --           --              1
                                                ----          ----         -----         ----           ----
       Total restructuring................      $ 90          $264         $(133)        $(39)          $182
                                                ====          ====         =====         ====           ====

                                                                       2001 ACTIVITY
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                2000        ADDITIONS    UTILIZED*    ESTIMATES         2001
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $ 68          $ --         $ (50)        $(12)          $  6
Cost related to closing/selling/downsizing
  existing facilities.....................       113            --           (91)         (19)             3
Other costs...............................         1            --            --           --              1
                                                ----          ----         -----         ----           ----
       Total restructuring................      $182          $ --         $(141)        $(31)          $ 10
                                                ====          ====         =====         ====           ====

------------
* Includes currency translation.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the Case Purchase Accounting Restructuring Program reserve balance of $10 million at December 31, 2001, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by September 30, 2002. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. All actions recorded in the Case Purchase Accounting Restructuring Program have been completed and there are no unresolved activities except for the remaining payments as indicated above. All additional restructuring actions relating to Case locations or employees will be recorded as restructuring and other merger related costs under the CNH Merger Integration Program. CNH expects to fund the remaining cash requirements of the Case Purchase Accounting Restructuring Program with cash flows from operations and additional borrowings under its credit facilities.

     CNH MERGER INTEGRATION PROGRAM

     During 2000, CNH recorded $157 million in restructuring and other merger related costs related to the CNH Merger Integration Program, which did not qualify for purchase accounting treatment. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs. During 2001, CNH recorded an additional $122 million in restructuring and other merger related costs related to the CNH Merger Integration Program. These restructuring and other merger related costs primarily relate to severance and other employee-related costs, costs related to closing, selling, downsizing existing facilities and other merger related costs.

     The severance and other employee-related costs reserved for in 2000 amounted to $43 million and relate to severance costs required to reduce CNH headcount by approximately 2,100 employees as identified in the CNH Merger Integration Plan. CNH is eliminating administrative and back office personnel, as well as manufacturing personnel in the facilities that CNH will close or downsize. These termination accruals include the cost of severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, and also include costs for outplacement services, medical and supplemental vacation and retirement payments.

     In 2000, CNH expended $31 million of termination payments related to severance and other employee-related costs. As of December 31, 2000, CNH had terminated approximately 400 employees related to the CNH Merger Integration Program.

     During 2001, CNH reserved for an additional $74 million and expended $40 million relating to severance and other employee-related costs. As of December 31, 2001, CNH had terminated approximately 1,900 employees related to the CNH Merger Integration Program.

     Reserves for the writedown of assets, loss on the sale of assets and businesses, and costs related to closing, selling, and downsizing existing facilities, of $18 million in 2001 and $79 million in 2000, were taken due to required divestitures, excess capacity and duplicate facilities, and primarily relate to the following actions of the CNH Merger Integration Program:

     - Sale of CNH's New Holland Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy facility in which they are made;

     - Sale of CNH's New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made;

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     -  Closure of CNH's administrative offices in Brentford, United Kingdom;

     - Rationalization of the crawler excavator product line produced at the Crepy, France facility;

     - Transfer production of the loader/backhoe product line produced at the Crepy, France facility to the Imola, Italy facility;

     - Outsourcing of various components produced at the Burlington, Iowa facility; and

     - Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH's operations.

     As management approves and commits CNH to a restructuring action, CNH determines the assets that will be disposed in the restructuring actions and calculates an impairment loss by writing down the assets to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. All of the asset impairments recorded by CNH were related to assets to be disposed of, and all of these assets have been disposed of at December 31, 2001. The impairment charges amounted to $15 million and $19 million in 2001 and 2000, respectively. Exit cost liabilities of $3 million and $60 million were accrued in 2001 and 2000, respectively. CNH utilized $37 million and $9 million of these exit cost liabilities in 2001 and 2000, respectively. In addition, CNH reversed $15 million of these exit cost liabilities in 2001 to restructuring and other merger related costs as the cost to exit certain facilities was lower than anticipated. These activities are included within writedown of assets, loss on sale of assets and business and costs related to closing/selling/downsizing existing facilities on the accompanying tables.

     The other merger related costs of $15 million and $28 million for the years ended December 31, 2001 and 2000, respectively, relate to incremental costs incurred by CNH in conjunction with the merger integration activities at CNH. These costs are classified as "Restructuring and other merger related costs" in the accompanying statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the CNH activities for the years ended December 31, 2000 and 2001, under the CNH Merger Integration Program (in millions):

                                                                       2000 ACTIVITY
                                           ---------------------------------------------------------------------
                                            BALANCE AT                                               BALANCE AT
                                           DECEMBER 31,                  RESERVES     CHANGES IN    DECEMBER 31,
                                               1999        ADDITIONS    UTILIZED*     ESTIMATES         2000
                                           ------------    ---------    ----------    ----------    ------------
Severance and other employee-related
  costs..................................      $--           $ 43         $ (31)         $ --           $12
Writedown of assets......................       --             12           (12)           --            --
Loss on sale of assets and businesses....       --              7            (7)           --            --
Cost related to
  closing/selling/downsizing existing
  facilities.............................       --             60            (9)           --            51
Other restructuring costs................       --              7            (1)           --             6
Other merger related costs...............       --             28           (28)           --            --
                                               ---           ----         -----          ----           ---
       Total restructuring...............      $--           $157         $ (88)         $ --           $69
                                               ===           ====         =====          ====           ===

                                                                       2001 ACTIVITY
                                           ---------------------------------------------------------------------
                                            BALANCE AT                                               BALANCE AT
                                           DECEMBER 31,                  RESERVES     CHANGES IN    DECEMBER 31,
                                               2000        ADDITIONS    UTILIZED*     ESTIMATES         2001
                                           ------------    ---------    ----------    ----------    ------------
Severance and other employee-related
  costs..................................      $12           $ 74         $ (40)         $ --           $46
Cost related to
  closing/selling/downsizing existing
  facilities.............................       51             18           (52)          (15)            2
Other restructuring costs................        6             15            (2)           (3)           16
Other merger related costs...............       --             15           (15)           --            --
                                               ---           ----         -----          ----           ---
       Total restructuring...............      $69           $122         $(109)         $(18)          $64
                                               ===           ====         =====          ====           ===

------------
* Includes currency translation.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance of $64 million at December 31, 2001, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2002. Costs relating to the majority of these actions will be expended through the third quarter of 2002. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs." CNH expects to fund the cash requirements of the CNH Merger Integration Program with cash flows from operations and additional borrowings under CNH's credit facilities.

NOTE 5: INVENTORIES

     Inventories consist of the following (in millions):

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 2001       2000
                                                                -------    -------
Raw materials...............................................    $   270    $   341
Work-in-process.............................................        244        301
Finished goods..............................................      1,690      1,732
                                                                -------    -------
  Total inventories.........................................    $ 2,204    $ 2,374
                                                                =======    =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment is as follows (in millions):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     2001       2000
                                                                    -------    -------
    Land, buildings and improvements............................    $   564    $   760
    Plant and machinery.........................................      1,678      1,529
    Other equipment.............................................        274        235
    Construction in progress....................................        145        177
                                                                    -------    -------
                                                                      2,661      2,701
    Accumulated depreciation....................................     (1,307)    (1,227)
                                                                    -------    -------
      Net property, plant and equipment.........................    $ 1,354    $ 1,474
                                                                    =======    =======

     Depreciation expense totaled $207 million, $243 million and $141 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 7: EQUIPMENT ON OPERATING LEASES

     A summary of Financial Services' equipment on operating leases is as follows (in millions):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     2001       2000
                                                                    -------    -------
    Equipment on operating leases...............................    $   738    $   741
    Accumulated depreciation....................................       (126)       (98)
                                                                    -------    -------
      Net equipment on operating leases.........................    $   612    $   643
                                                                    =======    =======

     Depreciation expense totaled $92 million, $78 million and $18 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2001, are as follows (in millions):

                                                      AMOUNT
                                                      ------
2002..............................................     $118
2003..............................................       87
2004..............................................       43
2005..............................................       22
2006..............................................        5
2007 and thereafter...............................       --
                                                       ----
Total.............................................     $275
                                                       ====

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8: INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

     A summary of investments in unconsolidated subsidiaries and affiliates is as follows (in millions):

                                                                DECEMBER 31,
                                                                ------------
                                                                2001    2000
                                                                ----    ----
Investments using:
  Equity method.............................................    $249    $275
  Cost method...............................................      17       7
                                                                ----    ----
       Total................................................    $266    $282
                                                                ====    ====

     At December 31, 2001, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Turkey, Mexico, Japan and Pakistan.

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

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. The debt owed by CNH to Fiat is unsecured. In 2001, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, until December 31, 2004. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes our credit facilities at December 31, 2001 (in millions):

                                                   MATURITY    AMOUNT    DRAWN     AVAILABLE    GUARANTOR
                                                   --------    ------    ------    ---------    ---------
Committed Lines
Revolving credit facility with third party.......     2005     $1,800    $    0     $1,800        Fiat
Revolving credit facility with Fiat affiliate....  2002-03      1,000     1,000          0
Revolving credit facility with third party.......     2004        500       500          0        Fiat
Credit facilities with third parties shared with
  some Fiat subsidiaries.........................  2002-03        420         0        420        Fiat
Credit facilities with third parties.............  2002-04        250         0        250        Fiat
Other committed lines............................  various        716       615        101
                                                               ------    ------     ------
  Total committed lines..........................               4,686     2,115      2,571
Uncommitted lines................................  various      1,556     1,286        270
Asset-backed commercial paper liquidity
  facilities.....................................               1,424       483        941
                                                               ------    ------     ------
  Total credit facilities........................              $7,666    $3,884     $3,782
                                                               ======    ======     ======
  Credit facilities with Fiat affiliates or
     guaranteed by Fiat affiliates...............  various     $3,970    $1,500     $2,470

     A summary of short-term debt is as follows (in millions):

                                                                    DECEMBER 31,
                                                                  ----------------
                                                                   2001      2000
                                                                  ------    ------
    Equipment Operations
      Credit agreements*........................................  $  670    $  857
      Commercial paper..........................................      --       104
      Short-term debt with Fiat affiliates......................   1,373     1,568
      Short-term debt payable to Financial Services.............     344       195
                                                                  ------    ------
              Total short-term debt - Equipment Operations......   2,387     2,724
                                                                  ------    ------
    Financial Services
      Credit agreements*........................................     217       436
      Commercial paper..........................................      --       546
      Asset-backed commercial paper liquidity facility..........     483       200
      Short-term debt with Fiat affiliates......................     474       475
      Short-term debt payable to Equipment Operations...........     524       576
                                                                  ------    ------
              Total short-term debt - Financial Services........   1,698     2,233
                                                                  ------    ------
    Less intersegment short-term debt...........................    (868)     (771)
                                                                  ------    ------
    Total short-term debt.......................................  $3,217    $4,186
                                                                  ======    ======

------------
* The credit agreements for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

  The weighted-average interest rates on consolidated short-term debt at December 31, 2001 and 2000, were 3.58% and 6.82%, respectively. The average rate is calculated utilizing the actual rates at December 31, 2001 and 2000 weighted by the amount of the outstanding borrowings of each debt instrument.

  Borrowings under nonaffiliated third party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; or (3) banker's bills of acceptance rates, plus an applicable margin.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The applicable margin on third party debt depends upon:

         -  the initial maturity of the facility/credit line;

         - the rating of short-term/long-term unsecured debt at the time the facility/credit line is negotiated; in cases where Fiat provides a guarantee, the margin negotiated reflects Fiat's credit standing at the time the facility/credit line was arranged;

         - the extent of overcollateralization, in the case of receivables warehouse facilities; and

         - the level of availability of credit lines for CNH in different jurisdictions.

     The applicable margin for related party debt is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat on the basis of its cost of funding for debt of different maturities. As Fiat's creditworthiness has been consistently and significantly better than that of CNH, the cost of the related party debt has been lower than the corresponding rates that CNH could have been required to pay to unaffiliated third parties providing similar financing arrangements.

     The range of applicable margins in 2001 has been between 0.25% and 1.21%.

     Borrowings against asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. Borrowings may be obtained in U.S. Dollars and certain other foreign currencies. Certain of CNH's revolving credit facilities contain contingent requirements in respect of the maintenance of financial conditions and impose some restrictions in respect of new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2001, CNH was in compliance with all debt covenants. The nonaffiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and also provide for annual agency fees to the administrative agents for the facilities.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10: LONG-TERM DEBT

     A summary of long-term debt is as follows (in millions):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     2001       2000
                                                                    -------    -------
    Equipment Operations
    Public Notes:
      Payable in 2003, interest rate of 6.25%...................    $   279    $   291
      Payable in 2005, interest rate of 7.25%...................        248        273
      Payable in 2016, interest rate of 7.25%...................        275        288
    Third Party Secured Loans:
      Payable in 2007, interest rate of 3.91%...................        129         --
      Payable in 2007, interest rate of 3.92%...................         11         --
      Payable in 2008, interest rate of 3.85%...................         81         --
    Notes with Fiat affiliates:
      Payable in 2002, interest rate of 7.01%...................        600        600
      Payable in 2003, interest rate of 7.71%...................        400        400
      Payable in 2003, interest rate of 3.95%...................        199         --
      Payable in 2003, interest rate of 4.69%...................        200         --
      Payable in 2003, interest rate of 4.69%...................        100         --
      Payable in 2004, interest rate of 7.92%...................        400        400
      Payable in 2005, interest rate of 7.81%...................        600        600
      Payable in 2006, interest rate of 3.37%...................        450         --
      Payable in 2006, interest rate of 3.46%...................        550         --
      Other affiliated notes, weighted average interest rate of
        4.55% and 5.61%, respectively...........................        120        133
    Other debt..................................................        214         81
                                                                    -------    -------
                                                                      4,856      3,066
      Less-current maturities...................................       (637)      (124)
                                                                    -------    -------
             Total long-term debt -- Equipment Operations.......      4,219      2,942
                                                                    -------    -------
    Financial Services
    Public Notes:
      Payable in 2001, interest rate of 6.13%...................         --         99
      Payable in 2002, interest rate of 6.15% and 6.22%,
        respectively............................................        140        998
      Payable in 2003, interest rate of 6.13%...................        191        196
      Payable in 2007, interest rate of 6.75%...................        144        143
    Notes payable in 2002, interest rate of 2.48% and 6.17%,
      respectively..............................................         82         82
    Long-term portion of borrowings under committed revolving
      credit facility, weighted-average interest rate of 2.40%
      and 6.25%, respectively...................................        500        500
    Long-term debt with Fiat affiliates, weighted-average
      interest rate of 4.22% and 5.67%, respectively............        424        252
    Intersegment debt with Equipment Operations, interest rate
      of 3.86% and 6.54%, respectively..........................      1,112         14
    Other debt..................................................        309        203
                                                                    -------    -------
                                                                      2,902      2,487
      Less -- current maturities................................       (424)    (1,525)
                                                                    -------    -------
             Total long-term debt -- Financial Services.........      2,478        962
      Less long-term debt payable to Equipment Operations.......     (1,112)       (14)
                                                                    -------    -------
             Total long-term debt...............................    $ 5,585    $ 3,890
                                                                    =======    =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2001, are as follows (in millions):

                                                         AMOUNT
                                                         ------
  2003.................................................  $1,598
  2004.................................................   1,140
  2005.................................................     957
  2006.................................................   1,347
  2007 and thereafter..................................     543
                                                         ------
          Total........................................  $5,585
                                                         ======

     In November 1997, CNH issued 10 billion Yen of medium-term notes maturing in October 2002. The notes are guaranteed by a subsidiary of Fiat and bear interest based upon the Japanese LIBOR rate. Simultaneously with the issuance of the notes, CNH entered into an interest rate and currency swap that fixed the amount payable at $82 million, on which interest is payable based on the U.S. Dollar LIBOR rate. The interest rate at December 31, 2001 and 2000 is 2.48% and 6.17%, respectively.

NOTE 11: PRINCIPAL SHAREHOLDER'S ADVANCE TO CAPITAL

     On November 12, 1999, Fiat Netherlands Holding N.V., the majority shareholder of CNH, contributed $1,400 million to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. On June 30, 2000, Fiat Netherlands Holding N.V. received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1,400 million at $10.94 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands Holding N.V. on its advance to capital of $56 million, an annual rate of 6.25%.

NOTE 12: SHARE RIGHTS OFFERING

     Shareholders of record as of June 30, 2000 were eligible to purchase
1.2021154 shares for every one share of common stock that they owned at a price of $10.94 per share. On August 11, 2000, CNH issued 30,048 common shares through the share rights offering.

NOTE 13: SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

     As of December 31, 2001, CNH has 444,444,460 authorized common shares, of which 277,683,830 shares were issued and 277,100,298 shares were outstanding. As of December 31, 2001, CNH has 583,532 treasury shares which represent cancellations of restricted shares under the CNH Equity Incentive Plan.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During the last three years, changes in CNH common shares issued were as follows:

                                                   YEAR ENDED DECEMBER 31
                                               ------------------------------
                                                 2001       2000       1999
                                               --------   --------   --------
                                               (SHARES ISSUED, IN THOUSANDS)
Issued as of beginning of year..............   277,684    149,660    149,000
Issuances of CNH Common Shares:
  CNH Equity Incentive Plan.................        --         75        660
  Conversion of advance to capital..........        --    127,919         --
  Share rights offering.....................        --         30         --
                                               -------    -------    -------
     Issued as of end of year...............   277,684    277,684    149,660
                                               =======    =======    =======

     A dividend of $0.10 per common share, totaling $28 million, was declared and paid during 2001. Dividends of $0.55 per common share, totaling $82 million, were declared and paid in each of the years 2000 and 1999.

     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The components of accumulated other comprehensive income (loss) are as follows (in millions):

                                                               DECEMBER 31,
                                                              --------------
                                                              2001     2000
                                                              -----    -----
Cumulative translation adjustment.........................    $(507)   $(398)
Minimum pension liability adjustment, net of taxes ($89
  million and $0, respectively)...........................     (119)      (1)
Deferred gains (losses) on derivative financial
  instruments, net of taxes ($12 million and $0,
  respectively)...........................................      (20)      --
                                                              -----    -----
     Total................................................    $(646)   $(399)
                                                              =====    =====

     CNH OUTSIDE DIRECTORS' COMPENSATION PLAN

     In 1999, CNH established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan"). As amended, the CNH Directors' Plan provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of options to purchase common shares of CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and (4) an opportunity to convert all or a portion of their Annual Fees into stock options. The exercise prices of all options granted under the CNH Directors' Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. There are one million common shares reserved for issuance under this plan. Exercise prices for options outstanding under the CNH Directors' Plan at December 31, 2001 ranged from $5.25 to $15.41. The remaining weighted average contractual life of the options issued pursuant to the CNH Directors' Plan is approximately nine years. As of December 31, 2001, there were 758,429 common shares available for issuance

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

under the CNH Directors' Plan. During the last three years, changes in shares subject to issuance under stock option were as follows:

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------------------
                                                2001                 2000                1999
                                         ------------------   ------------------   -----------------
                                                   EXERCISE             EXERCISE            EXERCISE
                                         SHARES     PRICE*    SHARES     PRICE*    SHARES    PRICE
                                         -------   --------   -------   --------   ------   --------
Outstanding at beginning of year.......  120,757    $11.85     18,750    $15.41        --       N/A
  Granted..............................  142,277      6.04    102,007     11.19    18,750    $15.41
  Forfeited............................  (21,463)    12.09         --       N/A        --       N/A
                                         -------              -------              ------
Outstanding at end of year.............  241,571      8.40    120,757     11.85    18,750     15.41
                                         =======              =======              ======
Exercisable at end of year.............  159,071      7.73     64,507     10.72        --       N/A
                                         =======              =======              ======

------------
* Weighted-average

     The following table summarizes the outstanding stock options at December 31, 2001:

                                                   OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                        -----------------------------------------   ----------------------
                                          SHARES      WEIGHTED AVERAGE   EXERCISE     SHARES      EXERCISE
RANGE OF EXERCISE PRICE                 OUTSTANDING   CONTRACTUAL LIFE    PRICE*    EXERCISABLE    PRICE*
-----------------------                 -----------   ----------------   --------   -----------   --------
$ 5.25- 8.00..........................    142,277        9.5 years        $ 6.04      104,777      $ 6.20
$ 8.01-11.25..........................     42,333        8.6 years        $10.28       42,333      $10.28
$11.26-15.41..........................     56,961        8.3 years        $12.92       11,961      $12.13

------------
* Weighted-average

     CNH EQUITY INCENTIVE PLAN

     In 1999, CNH established the CNH Equity Incentive Plan ("CNH EIP"). As amended, the CNH EIP provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 28 million common shares reserved for issuance under this plan. Certain options vest ratably over three or four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria. Such performance-based options vest no later than seven years from the award date. All options expire after ten years. As of December 31, 2001, there were two separate awards of options under the CNH EIP with exercise prices of $6.34 and $13.77 that had remaining weighted average contractual lives of approximately ten and eight years, respectively. Prior to 2001, the exercise prices of all options granted under the CNH EIP were equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH stock at the date of grant. The 2001 exercise price was based upon the average official price on the New York Stock Exchange during the thirty-day period preceding the date of grant. The $3,729,600 of compensation cost related to the 2001 award has been deferred and is being charged to expense over the four-

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

year service period of the related options. During the last three years, changes in shares subject to issuance under stock option were as follows:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------
                                          2001                   2000                    1999
                                  --------------------   ---------------------   --------------------
                                              EXERCISE                EXERCISE               EXERCISE
                                   SHARES      PRICE*      SHARES      PRICE*     SHARES      PRICE
                                  ---------   --------   ----------   --------   ---------   --------
Outstanding at beginning of
  year..........................  5,201,937    $13.77     5,291,050    $13.77           --       N/A
  Granted.......................  5,328,000      6.34     2,299,500     13.77    5,291,050    $13.77
  Forfeited.....................   (994,025)    12.75    (2,388,613)    13.77           --       N/A
                                  ---------              ----------              ---------
Outstanding at end of year......  9,535,912      9.73     5,201,937     13.77    5,291,050     13.77
                                  =========              ==========              =========
Exercisable at end of year......  1,777,927     13.77       621,168     13.77           --       N/A
                                  =========              ==========              =========

---------------
* Weighted-average

     Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the stock during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the years ended December 31, 2000 and 1999, 75,000 and 660,000 restricted shares, respectively, were awarded at no cost to employees, at weighted-average values of $12.81 and $11.94, respectively. No restricted shares were awarded during 2001. At December 31, 2001, restricted common shares outstanding totaled 33,600 shares.

     As of December 31, 2001, there were 18,312,620 common shares available for issuance under the CNH EIP.

     FIAT STOCK OPTION PROGRAM

     Certain employees of CNH are eligible to participate in stock option plans of Fiat ("Fiat Plans") whereby participants are granted options to purchase ordinary shares of Fiat ("Fiat Shares"). The number of options granted to CNH employees to purchase Fiat Shares was 222,000, 67,500 and 23,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The exercise price, as determined by the average official price of Fiat Shares on the Italian Stock Exchange during the twenty-day period preceding the date of grant, was E28.45, E30.63 and E18.00 for the options granted under the Fiat Plans in 2001, 2000 and 1999, respectively. These exercise prices as compared to the actual prices of Fiat Shares on the date of grant of E29.30, E33.46 and E18.06 in 2001, 2000 and 1999, respectively, were not significantly different and did not result in a material amount of compensation expense under these plans. The 2001 and 2000 options vest ratably over a four year period and 1999 options vest ratably over a three year period. All options under the Fiat Plans expire eight years after the grant date.

     SFAS NO. 123 DISCLOSURE

     CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." For disclosure purposes only under SFAS No. 123, "Accounting for Stock-Based Compensation," the Black-Scholes pricing model was used to calculate the "fair value" of stock options. Based on this model, the weighted-average fair values of stock options awarded during 2001 were $2.48 and $2.94 per option for the CNH Directors' Plan and the CNH EIP, respectively. Based on this model, the weighted-average fair values

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of stock options awarded during 2000 were $4.83 and $3.43 per option for the CNH Directors' Plan and the CNH EIP, respectively. The weighted-average fair values of stock options awarded during 1999 were $5.12 and $3.58 per option for the CNH Directors' Plan and the CNH EIP, respectively.

     Pro forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123, are as follows:

                                            2001     2000    1999
                                           ------   ------   -----
Net income (loss) to common (in
  millions):
  As reported............................  $ (332)  $ (381)  $ 148
  Pro Forma..............................  $ (336)  $ (384)  $ 148
Net income (loss) to common assuming
  dilution* (in millions):
  As reported............................  $ (332)  $ (381)  $ 160
  Pro Forma..............................  $ (336)  $ (384)  $ 160
Basic earnings (loss) per share:
  As reported............................  $(1.20)  $(1.79)  $0.99
  Pro Forma..............................  $(1.21)  $(1.80)  $0.99
Diluted earnings (loss) per share:
  As reported............................  $(1.20)  $(1.79)  $0.97
  Pro Forma..............................  $(1.21)  $(1.80)  $0.97

------------
* No effect in 2001 and 2000 as impact is antidilutive.

     The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

                                                       CNH
                                                    DIRECTORS'    CNH
                                                       PLAN       EIP
                                                    ----------    ----
2001 Assumptions:
  Risk-free interest rate.......................        4.3%       4.1%
  Dividend yield................................        1.5%       1.5%
  Stock price volatility........................       47.0%      47.0%
  Option life (years)...........................        5.0        4.5
2000 Assumptions:
  Risk-free interest rate.......................        5.1%       5.1%
  Dividend yield................................        0.9%       0.9%
  Stock price volatility........................       46.0%      46.0%
  Option life (years)...........................        5.0        5.0
1999 Assumptions:
  Risk-free interest rate.......................        6.3%       6.5%
  Dividend yield................................        4.0%       4.0%
  Stock price volatility........................       43.0%      43.0%
  Option life (years)...........................        5.0        5.4

NOTE 14: ACCOUNTS AND NOTES RECEIVABLE

        Wholesale notes and accounts arise primarily from the sale of wholegoods to dealers and distributors. Under the standard terms of the wholesale receivable agreements, these receivables typically have interest-free periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any interest-free

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

period, interest is charged to dealers on outstanding balances until payment is received by CNH. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their creditworthiness.

     CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer networks. CNH purchases retail installment sales, loan and finance lease contracts from its dealers. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

     A summary of accounts and notes receivables is as follows (in millions):

                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Wholesale notes and accounts................................  $ 2,734   $ 2,096
Retail and other notes and finance leases...................    3,026     3,461
Other.......................................................      700       862
                                                              -------   -------
     Total receivables......................................    6,460     6,419
Less -- Allowance for doubtful accounts.....................     (300)     (269)
Less -- Current portion.....................................   (4,010)   (3,637)
                                                              -------   -------
     Total long-term receivables, net.......................  $ 2,150   $ 2,513
                                                              =======   =======

     Maturities of long-term receivables as of December 31, 2001, are estimated as follows (in millions):

                                                              AMOUNT
                                                              ------
2003........................................................  $  827
2004........................................................     575
2005........................................................     370
2006........................................................     205
2007 and thereafter.........................................     173
                                                              ------
     Total long-term receivables, net.......................  $2,150
                                                              ======

     It has been CNH's experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table is not to be regarded as a forecast of future cash collections.

     Wholesale, retail and finance lease receivables have significant concentrations of credit risk in the agricultural and construction business sectors, the majority of which are in North America. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail notes receivable.

     WHOLESALE RECEIVABLES SECURITIZATIONS

     CNH sells wholesale receivables on a revolving basis to privately structured securitization facilities. The receivables are initially sold to wholly-owned bankruptcy remote special purpose entities ("SPEs"), which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Upon the sale of additional receivables, receivables are removed from the balance sheet and proceeds are received for the difference between the receivables sold and the undivided interests in receivables that are required to be retained by CNH. In the event of a reduction in the receivables pool sold caused by charge-offs, the investors in the facility have recourse against our retained interests in the sold receivables. These retained interests fluctuate with the size of the sold portfolio as they are specified as percentages of the sold receivables. Investors have no recourse to CNH in excess of these retained interests. CNH continues to service the sold receivables and receives a fee, which approximates the fair value of the servicing obligation.

     These facilities consist of a 364-day, $400 million facility that is renewable annually (most recently in March 2002) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003 and a 364-day, C$325 million facility that is renewable annually (most recently in April 2002) upon agreement of the parties. At December 31, 2001, $1,037 million and C$303 million were outstanding under these facilities.

     At December 31, 2001, $1,037 million and C$303 million were outstanding under these facilities, consisting of $1,208 million and C$361 million of wholesale receivables sold less CNH's retained undivided interests of $171 million and C$58 million. At December 31, 2000, $1,050 million and C$250 million were outstanding under these facilities, consisting of $1,279 million and C$343 million of wholesale receivables sold less CNH's retained undivided interests of $229 million and C$93 million. The retained interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in "Accounts and notes receivable" in the accompanying consolidated balance sheets.

     The cash flows between CNH and the facilities in 2001 and 2000 included:

                                                      UNITED STATES         CANADA
                                                     ----------------    ------------
                                                      2001      2000     2001    2000
                                                     ------    ------    ----    ----
Proceeds from new securitizations..................  $  115    $  195    $ 75    $150
Repurchase of receivables..........................     128        80      22      50
Proceeds from collections reinvested in the
  facilities.......................................   3,046     1,794     810     374

     In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. For the year ended December 31, 2001, $134 million of wholesale receivables were sold of which $60 million remained outstanding under these programs. For the year ended December 31, 2000, $489 million of wholesale receivables were sold of which $187 million remained outstanding under these programs. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

     At December 31, 2001 and 2000, certain subsidiaries of CNH sold with recourse wholesale receivables totaling $530 million and $218 million, respectively. The receivables sold are recorded in "Wholesale notes and accounts" in the preceding summary of accounts and notes receivable and the proceeds received from the sales are recorded as short-term debt as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

     RETAIL RECEIVABLES SECURITIZATIONS

     In CNH's receivable asset securitization program, retail finance receivables are sold by its wholly owned subsidiaries, Case Credit Corporation and New Holland Credit Company, to limited purpose, bankruptcy-remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

transfer the receivables in exchange for the proceeds from asset-backed securities issued by the trusts. The trusts activities are limited to acquiring the receivables, issuing asset-backed securities and making payments on the securities.

     Due to the nature of the assets held by the trusts and the limited nature of each trust's activities they are each classified as a qualifying special purpose entity ("QSPE") under SFAS No. 14, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company's consolidated balance sheets.

     No recourse provisions exist that allow holders of the QSPEs' asset-backed securities to put those securities back to CNH. Moreover, CNH does not guarantee any securities issued by the QSPEs. CNH's exposure related to these QSPEs is limited to the cash deposits held for the benefit of the QSPEs' investors and the retained interests in the QSPEs, all of which are reported in CNH's Consolidated Balance Sheets. The retained interests are generally subject to similar prepayment and credit loss risks as the ownership of the underlying receivables sold to the trusts. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH, in its role as Servicer, when the servicing of the sold contracts becomes burdensome. The QSPEs do not own stock of CNH or any of its affiliates.

     CASE CREDIT CORPORATION

     Case Credit Corporation securitized retail notes with a net principal value of $2.1 billion and $2.6 billion in 2001 and 2000, respectively. In 2001, $1.2 billion of the receivables sold were originated by Case Credit Corporation and $0.9 billion were originated and sold to Case Credit Corporation at fair value by New Holland Credit Company and New Holland Credit Company Canada, wholly owned subsidiaries of CNH Global N.V. In 2000, $1.6 billion of the receivables sold were originated by Case Credit Corporation and $1.0 billion were originated and sold to Case Credit Corporation at fair value by New Holland Credit Company and New Holland Credit Company Canada, wholly owned subsidiaries of CNH Global N.V.

     CNH recognized gains on the sales of these receivables of $87 million and $61 million in 2001 and 2000, respectively. These gains were calculated based on comparing the fair value of the net proceeds received from the sale to the allocated carrying value of assets sold. The allocated carrying value of assets sold is determined by allocating the previous carrying amount of these assets to the assets sold and the retained interests based on their relative fair values.

     In conjunction with these sales, Case Credit Corporation retains certain interests in the sold receivables including interest-only strips, subordinated tranches of ABS securities issued ("ABS certificates"), rights to service the sold receivables and cash reserve accounts held in escrow. ABS certificates are classified as held to maturity securities as they are not subject to prepayment risk. These certificates are initially recorded at their allocated carrying value as a component of "Other assets" in the accompanying consolidated balance sheets. All other retained interests are also initially recorded at their allocated carrying value as "Accounts and notes receivables" in the accompanying balance sheets.

     Cash reserve accounts are created through the reduction of proceeds received by Case Credit Corporation from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2001 and 2000, the creation of new cash reserve accounts reduced proceeds from the sales of retail receivables by $45 million and $57 million, respectively. Total cash reserve escrow account balances were $172 million and $194 million at December 31, 2001 and 2000, respectively. Interest-only strips represent Case Credit Corporation's retained interest in the interest collected on the securitized receivables in excess of the interest paid to investors in the asset-backed

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

securities. The fair value of the interest-only strip component of the retained interests is determined based on the present value of future expected cash flows. The key assumptions used in the present value calculations are credit loss, prepayment and interest rates. These assumptions represent management's best estimates of these rates based on current market conditions. As an additional form of credit enhancement to investors, Case Credit Corporation incurred a recourse liability of up to $19 million, which obligates Case Credit Corporation to fund shortfalls in collections related to one of the securitizations completed in 2000. No such form of credit enhancement to investors was incurred related to securitizations completed in 2001.

     CNH services all securitized receivables and is entitled to receive a 1.00% annual servicing fee as compensation for these services. Beginning in the third quarter of 1999, CNH determined that this servicing fee exceeds the fair value of the services provided and began to record a servicing asset. Servicing assets recorded were $19 million and $18 million for 2001 and 2000, respectively, and are included in "Finance and interest income" in the accompanying statements of operations. These assets are amortized over the period in which CNH earns the related servicing fees. Amortization of servicing assets was $14 million and $8 million in 2001 and 2000, respectively. The amortization is included in "Finance and interest income" in the accompanying statements of operations. Total servicing assets equaled $23 million and $18 million, which approximates fair value at December 31, 2001 and 2000, respectively. The fair value of the servicing asset is determined by discounting future cash flows based on current discount and prepayment rate assumptions.

     Case Credit Corporation stratifies its servicing assets based on geographic location and original term. As a result, Case Credit Corporation has two categories of servicing assets as of December 31, 2001 and 2000. One category consists of serviced assets located in the United States with 3 to 5 year original terms, which amounted to $20 million and $15 million as of December 31, 2001 and 2000, respectively. The other category consists of serviced assets located in Canada with 3 to 5 year original terms, which amounted to $3 million as of December 31, 2001 and 2000.

     Case Credit Corporation is required to remit the cash collected on the serviced portfolio to the investors within two business days. At December 31, 2001 and 2000, $26 million and $17 million, respectively, of unremitted cash payable is included in "Accounts payable" in the accompanying balance sheets.

     Weighted average assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2001 and 2000 were as follows:

                                                                 U.S.             CANADA
                                                            --------------    --------------
                                                            2001     2000     2001     2000
                                                            -----    -----    -----    -----
Constant prepayment rate................................    17.00%   17.00%   20.00%   20.00%
Annual credit loss rate.................................     0.87%    0.66%    1.00%    0.56%
Discount rate...........................................     3.75%    6.91%    3.87%    6.18%
Weighted average maturity in months.....................       22       23       21       19

     Case Credit Corporation monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interest and any excess of carrying value over fair value results in an adjustment to the asset with a corresponding offset to earnings. These differences are recorded in earnings as they are deemed to be unrecoverable. Case Credit Corporation reduced the value of its retained interests by $76 million and $25 million in 2001 and 2000, respectively, based on this analysis, with an expense charged to "Selling, general and administrative" expense in the accompanying statements of operations. The primary cause of this reduction was the continued increase in credit losses recognized related to sold notes and the increase in the assumption used to estimate future credit losses.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Total losses incurred on CNH's serviced portfolio were $135 million and $128 million in 2001 and 2000, respectively. The principal balance of accounts with payments greater than 30 days delinquent was $343 million and $434 million, which represented 7.7% and 8.2% of CNH's managed retail and other notes and finance leases at December 31, 2001 and 2000, respectively.

     The significant assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2001 and 2000 are as follows:

      UNITED STATES

           IMPACT ON FAIR VALUE (IN MILLIONS UNLESS STATED OTHERWISE)

                                                   2001                             2000
                                      ------------------------------   ------------------------------
                                      DECEMBER 31,                     DECEMBER 31,
                                          2001        10%      20%         2000        10%      20%
                                       ASSUMPTION    CHANGE   CHANGE    ASSUMPTION    CHANGE   CHANGE
                                      ------------   ------   ------   ------------   ------   ------
Constant prepayment rate............      17.00%      $0.4    $ 0.9        17.00%      $0.4     $1.0
Annual credit loss rate.............       1.48%      $6.4    $12.6         0.60%      $2.7     $5.3
Discount rate.......................       3.12%      $0.0    $ 0.1         6.89%      $0.8     $1.7
Weighted-average remaining
  maturity..........................  17 months                        18 months

                                                                 RECEIVABLES SECURITIZED IN
                                                                ----------------------------
                                                                1998    1999    2000    2001
                                                                ----    ----    ----    ----
Actual and expected static pool losses as of December 31,
  2001......................................................    2.71%   3.31%   2.43%   1.32%
Actual and expected static pool losses as of December 31,
  2000......................................................    2.09%   1.61%   1.11%

      CANADA

           IMPACT ON FAIR VALUE (IN MILLIONS UNLESS STATED OTHERWISE)

                                               2001                                2000
                                 --------------------------------    --------------------------------
                                 DECEMBER 31,                        DECEMBER 31,
                                     2001         10%       20%          2000         10%       20%
                                  ASSUMPTION     CHANGE    CHANGE     ASSUMPTION     CHANGE    CHANGE
                                 ------------    ------    ------    ------------    ------    ------
Constant prepayment rate.....        20.00%       $0.2      $0.3         20.00%       $0.2      $0.6
Annual credit loss rate......         1.10%       $0.8      $1.5          0.55%       $0.3      $0.6
Discount rate................         3.97%       $0.0      $0.0          6.15%       $0.1      $0.2
Weighted-average remaining
  maturity...................    16 months                           17 months

                                                                 RECEIVABLES SECURITIZED IN
                                                                ----------------------------
                                                                1998    1999    2000    2001
                                                                ----    ----    ----    ----
Actual and expected static pool losses as of December 31,
  2001......................................................    1.48%   2.50%   1.03%   1.65%
Actual and expected static pool losses as of December 31,
  2000......................................................     .93%   1.10%    .82%

     Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized. Weighted average remaining maturity

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

represents the weighted average number of months that the current collateral balance is expected to remain outstanding.

     The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. These changes are based on a balance of securitized receivables outstanding as of December 31, 2001 and 2000 of $3.8 billion and $4.0 billion, respectively.

     Case Credit Corporation's cash flows related to securitization activities for 2001 and 2000 can be summarized as follows (in millions):

                                                               DECEMBER 31,
                                                             ----------------
                                                              2001      2000
                                                             ------    ------
Proceeds from new retail securitizations.................    $2,070    $2,560
Servicing fees received(1)...............................    $   22    $   28
Cash received on other retained interests................    $   46    $   50
Net cash paid on closed deals(2).........................    $   96    $  123

------------
(1) Does not reflect servicing fees earned in Canada as CNH is paid for these services if there are residual funds available when the Trusts are liquidated.

(2) Includes cash paid to repurchase receivables, net of returns of investments in retained interests.

     NEW HOLLAND CREDIT COMPANY

     During 1999, CNH consummated its first securitization of retail notes originated by New Holland Credit Company. As a result of the transaction, $1.1 billion of retail notes were sold and CNH recorded a gain on the sale of approximately $27 million, and such gain was recorded in "Finance and interest income" in the accompanying statements of operations.

     The significant assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2000 are as follows:

           IMPACT ON FAIR VALUE (IN MILLIONS UNLESS STATED OTHERWISE)

                                               2001                                2000
                                 --------------------------------    --------------------------------
                                 DECEMBER 31,                        DECEMBER 31,
                                     2001         10%       20%          2000         10%       20%
                                  ASSUMPTION     CHANGE    CHANGE     ASSUMPTION     CHANGE    CHANGE
                                 ------------    ------    ------    ------------    ------    ------
Constant prepayment rate.....        17.00%       $0.0      $0.0         17.00%       $0.0      $0.1
Annual credit loss rate......         0.59%       $0.1      $0.2          0.60%       $0.4      $0.7
Discount rate................         3.12%       $0.0      $0.0          6.89%       $0.1      $0.1
Weighted-average remaining
  maturity...................    12 months                           15 months

                                                                RECEIVABLES SECURITIZED IN
                                                                --------------------------
                                                                           1999
                                                                           ----
Actual and expected static pool losses as of December 31,
  2001......................................................               1.64%
Actual and expected static pool losses as of December 31,
  2000......................................................               1.13%

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. These changes are based on a balance of securitized receivables outstanding as of December 31, 2001 and 2000 of $0.3 billion and $0.6 billion, respectively.

     New Holland Credit Company's cash flows related to securitization activities for 2001 and 2000 can be summarized as follows (in millions):

                                                                 DECEMBER 31,
                                                                --------------
                                                                2001      2000
                                                                ----      ----
Servicing fees received(1)..................................     $2        $4
Cash received on other retained interests...................     $3        $9

------------
(1) Does not reflect servicing fees earned in Canada as CNH is paid for these services if there are residual funds available when the Trusts are liquidated.

NOTE 15: FINANCIAL INSTRUMENTS

     FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair market values of financial instruments that do not approximate their carrying values in the financial statements are as follows (in millions):

                                                                    DECEMBER 31,
                                                      ----------------------------------------
                                                             2001                  2000
                                                      ------------------    ------------------
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       AMOUNT     VALUE      AMOUNT     VALUE
                                                      --------    ------    --------    ------
Accounts and notes receivable, net................     $6,160     $6,191     $6,150     $6,191
Long-term debt....................................     $5,585     $5,704     $3,890     $3,576

     The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value, which approximates carrying value, of the interest only strip component of CNH's accounts and notes receivables was based on loss, prepayment and interest rate assumptions approximating those currently experienced by CNH. The carrying amounts of ABS certificates and certificates of deposit approximate their fair value. The fair value of fixed-rate, long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the carrying amount of floating-rate, long-term debt was assumed to approximate its fair value. As derivatives are recorded at fair market value on the balance sheet, the carrying amounts and fair market values are equivalent for CNH's foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.

     DERIVATIVES

     CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk under these agreements is reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     FOREIGN EXCHANGE CONTRACTS

     CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments which are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive loss and recognized in earnings when the related inventory is sold. Ineffectiveness recognized related to these hedge relationships was not significant. The maturity of these instruments does not exceed 12 months and the net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ended December 31, 2002 are insignificant. The effective portion of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in the statement operations when the hedge item affects earnings.

     CNH has also designated certain forwards and swaps as fair value hedges of certain short-term receivables and liabilities denominated in foreign currencies. The effective portion of the fair value gains or losses on these instruments are reflected in earnings and are offset by fair value adjustments in the underlying foreign currency exposures. Ineffectiveness related to these hedge relationships was not material.

     Options and forwards not designated as hedging instruments are also used to hedge the impact of variability in exchange rates on foreign operational cash flow exposures. The changes in the fair values of these instruments are recognized directly in earnings, and are expected to generally offset the foreign exchange gains or losses on the exposures being managed, although the gain or loss on the exposure being hedged may be recorded in a different period than the gains or losses on the derivative instruments.

     INTEREST RATE DERIVATIVES

     CNH has entered into interest rate swaps agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in "other, net" in the accompanying statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 48 months, and CNH expects approximately $13 million net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ended December 31, 2002.

     Interest rate swaps that have been designated in fair value hedge relationships are being used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long term bonds and medium-term notes due to decreases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2001.

     CNH enters into forward starting interest rate swaps as hedges of the gains that are recognized upon the sale of receivables in ABS transactions as described in Note 14, "Accounts and Notes Receivable." These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair market value of these

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

instruments are highly correlated to changes in the fair value of the anticipated cash flows from the securities to be issued. Gains and losses are deferred in other comprehensive income and recognized in "Finance and interest income" in the accompanying statements of operations at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2001.

     CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in earnings. These instruments are used to mitigate interest rate risk related to the Company's asset-backed commercial paper facility and various limited purpose business trusts associated with the Company's retail note asset-backed securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2001.

NOTE 16: INCOME TAXES

        The sources of income (loss) before taxes and minority interest are as follows (in millions):

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                          --------------------
                                                          2001    2000    1999
                                                          -----   -----   ----
The Netherlands source..................................  $  10   $ (37)  $(22)
Foreign sources.........................................   (442)   (487)   229
                                                          -----   -----   ----
  Income (loss) before taxes............................  $(432)  $(524)  $207
                                                          =====   =====   ====

        The provision (benefit) for income taxes consisted of the following (in millions):

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                           --------------------
                                                           2001    2000    1999
                                                           -----   -----   ----
Current income taxes.....................................  $  69   $  76   $10
Deferred income taxes....................................   (174)   (229)   45
                                                           -----   -----   ---
  Total tax provision (benefit)..........................  $(105)  $(153)  $55
                                                           =====   =====   ===

     A reconciliation of CNH's statutory and effective income tax provision (benefit) is as follows (in millions):

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2001    2000    1999
                                                              -----   -----   ----
Tax provision (benefit) at the Dutch statutory rate of
  35%.......................................................  $(151)  $(183)  $ 72
Foreign income taxed at different rates.....................    (29)    (12)     6
Effect of tax loss carryforwards............................    (16)     (8)    18
Change in valuation allowance...............................     54      46    (16)
Nondeductible goodwill......................................     29      25      2
Dividend withholding taxes and credits......................      2      (4)    (3)
Other.......................................................      6     (17)   (24)
                                                              -----   -----   ----
  Total tax provision (benefit).............................  $(105)  $(153)  $ 55
                                                              =====   =====   ====

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the net deferred tax asset are as follows (in millions):

                                                               DECEMBER 31,
                                                              --------------
                                                               2001    2000
                                                              ------   -----
Deferred tax assets:
  Marketing and selling incentives..........................  $  135   $ 211
  Bad debt reserves.........................................     113      71
  Postretirement and postemployment benefits................     297     222
  Inventories...............................................      37      73
  Warranty reserves.........................................      83      76
  Restructuring reserves....................................      28      73
  Other reserves............................................     572     467
  Tax loss carryforwards....................................   1,209     814
  Less: Valuation allowance.................................    (986)   (849)
                                                              ------   -----
     Total deferred tax assets..............................   1,488   1,158
                                                              ------   -----
Deferred tax liabilities:
  Fixed assets basis difference/depreciation................     168     269
  Intangibles...............................................     278     275
  Inventories...............................................      20      22
  Other.....................................................     370     215
                                                              ------   -----
     Total deferred tax liabilities.........................     836     781
                                                              ------   -----
       Net deferred tax assets..............................  $  652   $ 377
                                                              ======   =====

     The net deferred tax assets are reflected in the accompanying balance sheets as follows (in millions):

                                                               DECEMBER 31,
                                                              --------------
                                                               2001    2000
                                                              ------   -----
Current deferred tax asset..................................  $  454   $ 436
Long-term deferred tax asset................................   1,086     672
Current deferred tax liability..............................    (108)    (33)
Long-term deferred tax liability............................    (780)   (698)
                                                              ------   -----
  Net deferred tax asset....................................  $  652   $ 377
                                                              ======   =====

     CNH has net operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The net tax value of these carryforwards and the years in which they expire are as follows: $1 million in 2002; $1 million in 2003; $3 million in 2004; $9 million in 2005; $1 million in 2006; and $629 million with expirations dates from 2007 through 2021. CNH also has net operating tax loss carryforwards of $565 million with indefinite lives. As a result of regulatory divestitures required by the relevant authorities pursuant to the merger, certain tax loss carryforwards related to the Case business may be at risk. The actual risk and degree of certainty are not known or quantifiable at this time.

     During 2001, 2000 and 1999, CNH generated income in certain jurisdictions that supported reductions in the valuation allowance and recognized losses in certain jurisdictions that supported increases in the valuation allowance. CNH has recorded deferred tax assets in tax jurisdictions where CNH has been profitable, as management believes it is more likely than not that such assets will be realizable in the future. CNH also continues to have valuation allowances in certain tax jurisdictions where net operating losses exist. CNH has recorded deferred tax assets in jurisdictions where it has not been profitable but where it expects to generate sufficient taxable income in the future to realize the deferred tax assets. In particular, in 2001 and 2000, CNH

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

recorded deferred tax assets related to U.S. tax loss carryforwards in the amount of $248 million and $185 million, respectively. The amount of the deferred tax assets considered realizable, however, could be reduced by a valuation allowance if future taxable income during the carryforward period does not occur. If a valuation allowance were required for the deferred tax assets, then net income would be reduced by the amount of the valuation allowance in the year in which it is established. Realization of deferred tax assets is dependent on generating future income and is thus subject to change.

     With respect to the valuation allowances recorded against the deferred tax assets of Case and its subsidiaries as of the acquisition date, any reduction in these valuation allowances will, in the future, be treated as a reduction to the goodwill recorded in conjunction with the acquisition and will not impact future periods' tax expense. As of December 31, 2001, and December 31, 2000, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case acquisition totaled $540 million.

     At December 31, 2001, the undistributed earnings of foreign subsidiaries totaled approximately $1,904 million. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

     CNH paid (received) cash of $63 million, $(129) million, and $99 million, for taxes during 2001, 2000 and 1999, respectively.

  NOTE 17: EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

     DEFINED BENEFIT AND POSTRETIREMENT BENEFIT PLANS

     CNH has various defined benefit plans that cover certain employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. CNH's funding policies are to contribute to the plans amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

     CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the respective company. For Case U.S. and Canadian hourly employees, the plans generally cover employees who retire pursuant to their respective hourly plans. These benefits may be subject to deductibles, copayment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans.

     In connection with CNH's acquisition of O&K in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who are retired or whose employment has been terminated and who have vested rights. The pension obligation reserve of approximately $140 million has been calculated in accordance with German statutory requirements. Effective January 1, 1999, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million (in equivalent Deutsche Marks) from O&K, has agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

irrevocable, revolving bank guarantee was obtained to back the seller's guarantee of the future pension payment reimbursement. The actuarial present value related to this benefit obligation that is recorded on the balance sheet and reflected in the rollforward below was $126 million at December 31, 2001. CNH has an equal, corresponding other asset on their balance sheet to reflect the payment made by CNH to the seller in conjunction with the acquisition.

     Former parent companies of New Holland and Case have retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations.

     The following assumptions were utilized in determining the funded status of CNH's defined benefit pension plans:

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
                                                                      2001                 2000
                                                                -----------------    -----------------
                                                                 CNH       CNH        CNH       CNH
                                                                U.S.     NON-U.S.    U.S.     NON-U.S.
                                                                PLANS     PLANS      PLANS     PLANS
                           (CNH)                                -----    --------    -----    --------
Weighted-average discount rates.............................    7.25%      5.91%     7.50%      5.92%
Rate of increase in future compensation.....................    4.00%      3.81%     4.00%      4.18%
Weighted-average, long-term rates of return on plan
  assets....................................................    9.00%      7.31%     9.00%      7.10%

                                                                FOR THE YEAR ENDED DECEMBER 31, 1999
                                                               --------------------------------------
                                                                  NEW HOLLAND             CASE
                                                               -----------------    -----------------
                                                               U.S.     NON-U.S.    U.S.     NON-U.S.
                                                               PLANS     PLANS      PLANS     PLANS
                  (NEW HOLLAND AND CASE)                       -----    --------    -----    --------
Weighted-average discount rates............................    7.50%     5.50%      7.50%     5.85%
Rate of increase in future compensation....................    4.00%     3.80%        N/A     4.30%
Weighted-average, long-term rates of return on plan
  assets...................................................    9.00%     7.50%      9.00%     9.37%

The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH's postretirement health and life insurance plans:

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                     2001                 2000
                                                               -----------------    -----------------
                                                                CNH       CNH        CNH       CNH
                                                               U.S.     CANADIAN    U.S.     CANADIAN
                                                               PLANS      PLAN      PLANS      PLAN
                           (CNH)                               -----    --------    -----    --------
Weighted-average discount rates............................    7.25%     6.50%      7.50%     6.50%
Rate of increase in future compensation....................    4.00%     3.50%      3.42%       N/A
Weighted-average, assumed healthcare cost trend rate.......    8.00%     8.50%      6.50%     8.00%
Weighted-average, assumed ultimate healthcare cost trend
  rate.....................................................    5.50%     5.00%      5.50%     5.50%
Year anticipated attaining ultimate healthcare cost trend
  rate.....................................................     2006      2008       2002      2005

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                       FOR THE YEAR ENDED
                                                                       DECEMBER 31, 1999
                                                                --------------------------------
                                                                NEW HOLLAND          CASE
                                                                -----------    -----------------
                                                                   U.S.        U.S.     CANADIAN
                                                                   PLANS       PLANS      PLAN
(NEW HOLLAND AND CASE)                                          -----------    -----    --------
Weighted-average discount rates.............................       7.50%       7.50%      7.00%
Rate of increase in future compensation.....................       4.00%       3.00%      3.00%
Weighted-average, assumed health care cost trend rate.......       7.50%       7.00%      8.50%
Weighted-average, assumed ultimate healthcare cost trend
  rate......................................................       5.50%       5.50%      5.50%
Year anticipated attaining ultimate healthcare cost trend
  rate......................................................       2002        2002       2005

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  The measurement period for CNH's defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. The following depicts (in millions):

                                                                                        OTHER
                                                                                    POSTRETIREMENT
                                                                PENSION BENEFITS       BENEFITS
                                                                ----------------    --------------
                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                 2001      2000     2001     2000
                                                                ------    ------    -----    -----
CHANGE IN BENEFIT OBLIGATIONS:
Actuarial present value of benefit obligation at beginning
  of measurement period.....................................    $1,791    $1,631    $ 595    $ 598
Service cost................................................        29        37       12       11
Interest cost...............................................       114       112       50       44
Plan participants' contributions............................         7         7       --       --
Actuarial (gain) loss.......................................        30       (33)     248       15
Currency fluctuations.......................................       (39)      (67)      (2)      --
Gross benefits paid.........................................      (132)      (99)     (31)     (29)

Plan amendments.............................................         2        24      (31)     (44)
Acquisitions/divestitures...................................       (41)      189       --       --
Curtailment gain............................................        (4)      (10)      --       --
Settlement loss.............................................         2        --       --       --
Adjustments to reflect re-measurement of benefit
  obligation................................................        --        --       22       --
                                                                ------    ------    -----    -----
Actuarial present value of benefit obligation at end of
  measurement period........................................     1,759     1,791      863      595
                                                                ------    ------    -----    -----
CHANGE IN PLAN ASSETS:
Plan assets at fair value at beginning of measurement
  period....................................................     1,526     1,571       --       --
Actual return on plan assets................................       (88)       36       --       --
Currency fluctuations.......................................       (39)      (33)      --       --
Employer contributions......................................        65        57       31       29
Plan participants' contributions............................         7         7       --       --
Gross benefits paid.........................................      (132)      (99)     (31)     (29)
Acquisitions/divestitures...................................       (38)      (13)      --       --
Adjustments to reflect re-measurement of benefit
  obligation................................................        --        --       --       --
                                                                ------    ------    -----    -----
Plan assets at fair value at end of measurement period......     1,301     1,526       --       --
                                                                ------    ------    -----    -----
FUNDED STATUS:..............................................      (458)     (265)    (863)    (595)
Unrecognized prior service cost.............................        25        28      (59)     (42)
Unrecognized net loss resulting from plan experience and
  changes in actuarial assumptions..........................       328        97      268        6
Remaining unrecognized net asset at initial application.....        --        --       55       64
                                                                ------    ------    -----    -----
Net amount recognized at end of year........................    $ (105)   $ (140)   $(599)   $(567)
                                                                ======    ======    =====    =====

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                        OTHER
                                                                                    POSTRETIREMENT
                                                                PENSION BENEFITS       BENEFITS
                                                                ----------------    --------------
                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                 2001      2000     2001     2000
                                                                ------    ------    -----    -----
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION
  CONSIST OF:
Prepaid benefit cost........................................    $  63     $ 167     $  --    $  --
Accrued benefit liability...................................     (399)     (308)     (599)    (567)
Intangible asset............................................       23        --        --       --
Deferred tax assets.........................................       89        --        --       --
Accumulated other comprehensive income......................      119         1        --       --
                                                                -----     -----     -----    -----
Net amount recognized at end of year........................    $(105)    $(140)    $(599)   $(567)
                                                                =====     =====     =====    =====

                                                                                          OTHER
                                                                                      POSTRETIREMENT
                                                            PENSION BENEFITS             BENEFITS
                                                         ----------------------    --------------------
                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------------
                                                         2001     2000     1999    2001    2000    1999
                                                         -----    -----    ----    ----    ----    ----
                                                                         (IN MILLIONS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost.........................................    $  29    $  37    $ 18    $ 12    $11     $ 6
Interest cost........................................      114      112      60      50     44      24
Expected return on assets............................     (119)    (146)    (84)     --     --      --
Amortization of:
  Transition asset...................................       --       --      (1)      9      9       9
  Prior service cost.................................        3        3       2     (13)    (4)     (1)
  Actuarial loss.....................................        3       --       1       6     --      --
                                                         -----    -----    ----    ----    ---     ---
Net periodic benefit cost............................       30        6      (4)     64     60      38
Curtailment (gain) loss..............................        1       17      --      --     (4)     --
                                                         -----    -----    ----    ----    ---     ---
     Total (income) expense..........................    $  31    $  23    $ (4)   $ 64    $56     $38
                                                         =====    =====    ====    ====    ===     ===

     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $1,744 million, $1,591 million and $1,282 million, respectively, as of December 31, 2001, and $805 million, $755 million and $507 million, respectively, as of December 31, 2000.

     Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2001, by approximately $72 million, and would increase the aggregate of the service cost and interest cost components of the net 2001 postretirement benefit cost by approximately $7 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2001, by approximately $60 million, and would decrease the aggregate of the service cost and interest cost components of the net 2001 postretirement benefit cost by approximately $6 million.

     OTHER PROGRAMS

     In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH's Belgian facilities initiated in 1991. Such liabilities were $10 million and $14 million at December 31, 2001 and

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2000, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

     As required by Italian labor legislation, an accrual for employee severance indemnities has been provided for a portion of CNH's Italian employees' annual salaries, indexed for inflation. At December 31, 2001 and 2000, the indemnity accruals were $72 million and $73 million, respectively.

     DEFINED CONTRIBUTION PLANS

     Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. salaried employees. The CNH plan allows employee elective deferrals on a pretax basis of up to 10% of pay with CNH matching such deferrals at a rate of 70 cents for each dollar deferred. In addition to matching contributions, CNH provides a fixed contribution of five percent of eligible salary per year. During 2001, CNH contributed $15 million and $8 million in matching contributions and fixed contributions, respectively. Subject to CNH's operating results, CNH may make additional profit sharing contributions to the retirement savings plan. CNH made no profit sharing contributions in 2001.

     Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. non-represented hourly employees. The CNH plan allows employee elective deferrals on a pretax basis of up to 15% of base compensation with CNH matching such deferrals at a rate of 50% on the first 10% of a participant's contribution. During 2001, CNH contributed $5 million in matching contributions.

     Prior to January 1, 2001, CNH had various defined contribution plans that covered certain U.S. and non-U.S. employees. New Holland had a savings plan for its U.S. salaried and hourly employees whereby employees could make pretax contributions of up to 15% of base compensation. New Holland would match 50% of the first 10% of a participant's contribution. This matching contribution was directed based on the participant's investment elections. New Holland contributed $5 million to its prior savings plan in both 2000 and 1999. Case had a retirement savings plan pursuant to the Internal Revenue Code for its U.S. salaried employees. Under the retirement savings plan, certain salaried participants could make pretax contributions of up to 10% of base compensation. Case would match 100% of the first 8% of a participant's contribution in cash. Annually, Case made a fixed contribution to the retirement savings plan equal to 4% of each participant's eligible compensation. During 2000 and 1999, Case contributed $15 million and $2 million, respectively, in matching contributions to its prior retirement savings plan and additional fixed contributions of $3 million and $9 million in 2000 and 1999, respectively. These contributions are net of forfeitures applied of $8 million and $0 in 2000 and 1999, respectively. Subject to CNH's operating results, Case and New Holland may have made additional profit sharing contributions to the retirement savings plan. Case made additional profit sharing contributions of $0 and $4 million in 2000 and 1999, respectively.

NOTE 18: COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL

     CNH is involved in environmental remediation activities with regard to potential liabilities under U.S. federal, U.S. state and non-U.S. environmental laws. These activities involve non-owned Waste Sites and properties currently or formerly owned by CNH where it is believed there has been a release of hazardous substances. These properties comprise a number of sites currently or formerly operated by CNH or its predecessors. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

costs can be reasonably estimated. Estimates of the liability are provided in ranges to reflect uncertainties due to a variety of factors that include lack of direct knowledge of historic industrial and waste handling activities that may have resulted in releases of hazardous substances, inherent limitations of subsurface soil and groundwater investigatory techniques, future changes in the laws, including their interpretation and implementation by governmental authorities, changes in remedial technologies and future land use. Probable liabilities may also be the subject of both asserted and unasserted claims, including those by government authorities that may be dormant or pursued over extremely long time periods. Moreover, because liability under CERCLA and similar laws can be strict, joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs at the Waste Sites. Settlements and government-approved and completed remediation projects can, in certain circumstances, be reopened based on newly discovered conditions and be subject to further remedial activities or settlement payments.

     Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $46 million to $98 million. As of December 31, 2001, environmental reserves of approximately $69 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH's financial position or results of operations.

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

     On July 17, 2001, the European Commission issued a Statement of Objections alleging that CNH's French and Italian subsidiaries adopted practices limiting sales outside of dealer territories. CNH submitted a reply to the European Commission and a hearing was held on January 28, 2002, however the Commission has not provided a ruling. The Commission has the power to assess a wide range of fines, penalties and sanctions, which may be significant. Any fines would be assessed by the Commission only after a ruling by the Commission that these subsidiaries engaged in anti-competitive practices. CNH believes that the allegations should be dismissed. However, while CNH intends to appeal the decision if the outcome is unfavorable, any fine that the European Commission might impose could have a material adverse impact on CNH's business, financial condition and results of operations.

     Management is of the opinion that the resolution of these claims, individually and in the aggregate, will not have a material adverse effect on CNH's financial position or results of operations.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     COMMITMENTS

     Minimum rental commitments at December 31, 2001, under non-cancelable operating leases with lease terms in excess of one year are as follows (in millions):

                                                                      AMOUNT
                                                                      ------
    2002........................................................       $ 38
    2003........................................................         26
    2004........................................................         19
    2005........................................................         15
    2006 and thereafter.........................................         64
                                                                       ----
              Total minimum rental commitments..................       $162
                                                                       ====

     Total rental expense for all operating leases was $44 million, $38 million and $27 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 19: EARNINGS (LOSS) PER SHARE

         The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations (in millions, except per share data):

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               2001        2000       1999
                              BASIC                           ------      ------      -----
        Net income (loss).................................    $ (332)     $ (381)     $ 148
        Weighted-average shares outstanding...............       277         213        149
        Basic earnings (loss) per share...................    $(1.20)     $(1.79)     $0.99
                                                              ======      ======      =====
        DILUTED
        Net income (loss).................................    $ (332)     $ (381)     $ 148
        Effect of dilutive securities (when dilutive):
          Conversion of advance to capital subscription...       N/A         N/A         12
                                                              ------      ------      -----
        Net income (loss) after adjustment for dilutive
          conversions.....................................    $ (332)     $ (381)     $ 160
                                                              ======      ======      =====
        Weighted-average shares outstanding -- Basic......       277         213        149
        Effect of dilutive securities (when dilutive):
          Conversion of advance to capital subscription...       N/A         N/A         16
                                                              ------      ------      -----
        Weighted-average shares outstanding -- Diluted....       277         213        165
                                                              ------      ------      -----
        Diluted earnings per share........................    $(1.20)     $(1.79)     $0.97
                                                              ======      ======      =====

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

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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

     FINANCIAL SERVICES

     The financial services segment is engaged in broad-based financial services for the global marketplace through various wholly owned subsidiaries and joint ventures in North America, Latin America, Europe and Australia. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment sold by CNH dealers and distributors. CNH also facilitates the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment operators, as well as financing options to dealers to finance working capital, real estate and other fixed assets and maintenance equipment in connection with their operations.

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

     A summary of CNH's reportable segment information is set forth in the following table (in millions):

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                 2001          2000          1999
                                                                -------       -------       -------
    REVENUES:
      Net sales
      Agricultural equipment................................    $ 6,073       $ 5,877       $ 3,904
      Construction equipment................................      2,957         3,460         2,045
                                                                -------       -------       -------
           Total net sales..................................      9,030         9,337         5,949
      External financial services...........................        685           704           324
      Intersegment financial services.......................         54            95            88
      Eliminations and other................................        (54)          (95)          (88)
                                                                -------       -------       -------
           Total............................................    $ 9,715       $10,041       $ 6,273
                                                                =======       =======       =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                 2001          2000          1999
                                                                -------       -------       -------
    SEGMENT PROFIT (LOSS):
    Agricultural equipment..................................    $   177       $   (95)      $   146
    Construction equipment..................................         64           228           117
    Financial services......................................          4            26            72
                                                                -------       -------       -------
           Total............................................    $   245       $   159       $   335
                                                                =======       =======       =======
    RECONCILIATION OF SEGMENT PROFIT (LOSS) TO CONSOLIDATED
      NET INCOME (LOSS):
    Segment profit..........................................    $   245       $   159       $   335
    Equipment Operations:
      Income tax (provision) benefit........................        105           159           (14)
      Interest expense......................................       (585)         (542)         (154)
      Restructuring and other merger related costs..........        (97)         (157)          (19)
                                                                -------       -------       -------
         Net income (loss)..................................    $  (332)      $  (381)      $   148
                                                                =======       =======       =======
    INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND
      AFFILIATES (AT THE END OF YEAR):
    Agricultural equipment..................................    $   169       $   203       $   254
    Construction equipment..................................         66            55            51
    Financial services......................................         31            24            23
                                                                -------       -------       -------
           Total............................................    $   266       $   282       $   328
                                                                =======       =======       =======
    DEPRECIATION AND AMORTIZATION:
    Agricultural equipment..................................    $   232       $   253       $   130
    Construction equipment..................................         87            83            33
    Financial services......................................        105            93            20
                                                                -------       -------       -------
           Total............................................    $   424       $   429       $   183
                                                                =======       =======       =======
    SEGMENT ASSETS (AT THE END OF YEAR):
    Agricultural equipment..................................    $ 6,410       $ 6,895       $ 7,207
    Construction equipment..................................      2,893         3,275         3,614
    Financial services......................................      6,352         6,400         6,009
    Eliminations and other..................................      1,557         1,007           848
                                                                -------       -------       -------
           Total............................................    $17,212       $17,577       $17,678
                                                                =======       =======       =======
    EXPENDITURES FOR ADDITIONS TO LONG-LIVED ASSETS*:
    Agricultural equipment..................................    $   160       $   134       $   167
    Construction equipment..................................         61            79            46
    Financial services......................................        330           195            60
                                                                -------       -------       -------
           Total............................................    $   551       $   408       $   273
                                                                =======       =======       =======

------------
* Includes equipment on operating leases and property, plant and equipment.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     GEOGRAPHICAL INFORMATION

     The following highlights the results of CNH's operations by geographic area, by origin (in millions):

                                       UNITED              UNITED
                                       STATES    CANADA    KINGDOM    ITALY     BELGIUM    OTHER      TOTAL
                                       ------    ------    -------    ------    -------    ------    -------
    At December 31, 2001, and for
      the year then ended:
    Total revenues.................    $4,156     $606     $1,276     $1,636     $665      $1,376    $ 9,715
                                       ======     ====     ======     ======     ====      ======    =======
    Long-lived assets*.............    $1,166     $103     $   88     $  190     $ 89      $  330    $ 1,966
                                       ======     ====     ======     ======     ====      ======    =======
    At December 31, 2000, and for
      the year then ended:
    Total revenues.................    $4,344     $406     $1,348     $1,530     $423      $1,990    $10,041
                                       ======     ====     ======     ======     ====      ======    =======
    Long-lived assets*.............    $1,265     $114     $  141     $  144     $ 85      $  368    $ 2,117
                                       ======     ====     ======     ======     ====      ======    =======
    At December 31, 1999, and for
      the year then ended:
    Total revenues.................    $1,809     $293     $  902     $1,589     $511      $1,169    $ 6,273
                                       ======     ====     ======     ======     ====      ======    =======
    Long-lived assets*.............    $1,439     $ 77     $  221     $  237     $ 81      $  377    $ 2,432
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

NOTE 21: RELATED PARTY INFORMATION

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing and certain foreign exchange and interest rate-related contracts from Fiat and its affiliates, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. At December 31, 2001, CNH's outstanding debt with Fiat and its affiliates was approximately 60% of its total debt. In addition, Fiat guarantees $802 million of CNH debt outstanding at December 31, 2001. In 2001, CNH paid a guarantee fee of between 0.0625% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Reference is made to Note 9, "Short-Term Debt" and Note 10, "Long-Term Debt" for further information regarding financing with Fiat.

     CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and audit, maintenance of plant and equipment, research and development, information systems and training. In addition, CNH sells certain products to subsidiaries and affiliates of Fiat.

     CNH's principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., electric and mechanical components from Magneti Marelli S.p.A., castings from Teksid S.p.A. and lubricants from Fiat Lubrificanti S.p.A. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

     Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2001, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $515 million to which affiliates of Fiat were counterparties.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH's internal audit area in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. CNH purchases network and hardware support from a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. CNH's management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

     Additionally, CNH participates in the stock option program of Fiat as described in Note 13, "Shareholders' Equity and Stock-Based Compensation."

     The following table summarizes CNH's sales, purchases, and finance income and expense with affiliates of Fiat and CNH dealer development companies and joint ventures (in millions):

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Sales of equipment..........................................  $ 13    $ 16    $ 14
Sales to affiliated companies and joint ventures............   199     256     259
                                                              ----    ----    ----
       Total sales to affiliates............................  $212    $272    $273
                                                              ====    ====    ====
Purchase of materials, production parts, merchandise and
  services..................................................  $239    $367    $295
Finance and interest income.................................  $ 31    $ 34    $ 32
Interest expense............................................  $358    $291    $ 79

     CNH management believes that the terms of sales and purchases provided to CNH by Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

NOTE 22: OTHER ACCRUED LIABILITIES

     A summary of other accrued liabilities is as follows (in millions):

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 2001      2000
                                                                ------    ------
Warranty provisions.........................................    $  190    $  256
Marketing and sales incentive programs......................       321       340
Accrued payroll.............................................       126       152
Value-added taxes and other taxes payable...................        13       250
Other accrued expenses......................................     1,134       870
                                                                ------    ------
       Total other accrued liabilities......................    $1,784    $1,868
                                                                ======    ======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 23: GUARANTEE OF SUBSIDIARY'S OUTSTANDING DEBT SECURITIES

     At December 31, 2001, CNH fully, unconditionally and irrevocably guaranteed Case's $802 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. The following condensed financial statements present CNH Global N.V. (the parent company and guarantor of the debt securities), Case Corporation (the issuer of the debt securities), and all other subsidiaries. The 1999 statement of operations and statement of cash flows for Case Corporation include activity from November 12, 1999, the date of the merger, through December 31, 1999. In addition, for 1999, the costs of maintaining the CNH corporate offices were allocated to the operating subsidiaries. For 2000 and 2001, the costs of the corporate offices were not allocated and a substantial majority of such cost was included in the Case Corporation condensed statements of operations.

     The consolidated financial statements of Case Corporation include the push-down of the Case purchase accounting adjustments and related acquisition debt to reflect the assets and liabilities at their respective fair values, including identifiable intangibles. The acquisition debt is reflected as an intercompany arrangement between CNH Global N.V. and Case Corporation in the accompanying financial statements to this note and is accordingly eliminated in arriving at the consolidated results. Reference is made to Note 3, "Acquisition and Divestitures of Businesses and Investments" for further information regarding the Case merger and related purchase accounting.

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                  CNH                       ALL
                                                 GLOBAL      CASE          OTHER
                                                  N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 ------   -----------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF DOLLARS)
REVENUES:
  Net sales....................................  $  --      $4,107         $5,087         $(164)        $ 9,030
  Finance and interest income..................     --         474            360          (149)            685
                                                 -----      ------         ------         -----         -------
                                                    --       4,581          5,447          (313)          9,715
COSTS AND EXPENSES:
  Cost of goods sold...........................     --       3,570          4,149          (133)          7,586
  Selling, general and administrative..........      5         805            424           (10)          1,224
  Research, development and engineering........     --         154            152            --             306
  Restructuring and other merger related
     costs.....................................     --          51             53            --             104
  Interest expense.............................      3         400            492          (169)            726
  Other, net...................................      3         250           (101)           41             193
                                                 -----      ------         ------         -----         -------
                                                    11       5,230          5,169          (271)         10,139
EQUITY IN INCOME (LOSS) OF UNCONSOLIDATED
  Subsidiaries and Affiliates..................   (322)          1             (9)          322              (8)
                                                 -----      ------         ------         -----         -------
Income (loss) before taxes and minority
  interest.....................................   (333)       (648)           269           280            (432)
Income tax provision (benefit).................     (1)       (192)            88            --            (105)
Minority interest..............................     --          (3)             8            --               5
                                                 -----      ------         ------         -----         -------
Net income (loss)..............................  $(332)     $ (453)        $  173         $ 280         $  (332)
                                                 =====      ======         ======         =====         =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                  CNH                       ALL
                                                 GLOBAL      CASE          OTHER
                                                  N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 ------   -----------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF DOLLARS)
REVENUES:
  Net sales....................................  $  --      $4,000         $5,342         $   (5)       $ 9,337
  Finance and interest income..................     --         503            223            (22)           704
                                                 -----      ------         ------         ------        -------
                                                    --       4,503          5,565            (27)        10,041
COSTS AND EXPENSES:
  Cost of goods sold...........................     --       3,541          4,284             (5)         7,820
  Selling, general and administrative..........     17         690            572             (2)         1,277
  Research, development and engineering........     --         180            158             --            338
  Restructuring and other merger related
     costs.....................................     --          34            123             --            157
  Interest expense.............................     43         416            354            (20)           793
  Other, net...................................      6         207            (27)            --            186
                                                 -----      ------         ------         ------        -------
                                                    66       5,068          5,464            (27)        10,571
EQUITY IN INCOME (LOSS) OF UNCONSOLIDATED
  SUBSIDIARIES AND AFFILIATES..................   (314)          2             45            273              6
                                                 -----      ------         ------         ------        -------
Income (loss) before taxes and minority
  interest.....................................   (380)       (563)           146            273           (524)
Income tax provision (benefit).................      1        (160)             6             --           (153)
Minority interest..............................     --          --             10             --             10
                                                 -----      ------         ------         ------        -------
Net income (loss)..............................  $(381)     $ (403)        $  130         $  273        $  (381)
                                                 =====      ======         ======         ======        =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                   CNH                       ALL
                                                  GLOBAL      CASE          OTHER
                                                   N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                  ------   -----------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF DOLLARS)
REVENUES:
  Net sales.....................................   $ --       $620          $5,329         $   --         $5,949
  Finance and interest income...................     --         64             260             --            324
                                                   ----       ----          ------         ------         ------
                                                     --        684           5,589             --          6,273
COSTS AND EXPENSES:
  Cost of goods sold............................     --        563           4,321             --          4,884
  Selling, general and administrative...........     11        105             610             --            726
  Research, development and engineering.........     --         27             169             --            196
  Restructuring and other merger related
     costs......................................     --         --              19             --             19
  Interest expense..............................     10         50             206             --            266
  Other, net....................................      8          9             (33)            --            (16)
                                                   ----       ----          ------         ------         ------
                                                     29        754           5,292                         6,075
EQUITY IN INCOME (LOSS) OF UNCONSOLIDATED
  SUBSIDIARIES AND AFFILIATES...................    179         --              --           (170)             9
                                                   ----       ----          ------         ------         ------
Income (loss) before taxes and minority
  interest......................................    150        (70)            297           (170)           207
Income tax provision (benefit)..................      2        (25)             78             --             55
Minority interest...............................     --         --               4             --              4
                                                   ----       ----          ------         ------         ------
Net income (loss)...............................   $148       $(45)         $  215         $ (170)        $  148
                                                   ====       ====          ======         ======         ======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                            CONDENSED BALANCE SHEETS

                            AS OF DECEMBER 31, 2001

                                               CNH
                                              GLOBAL      CASE        ALL OTHER
                                               N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                              ------   -----------   ------------   ------------   ------------
                                                                  (IN MILLIONS OF DOLLARS)
ASSETS:
  Cash and cash equivalents.................  $   --     $   355        $  308        $    --        $   663
  Accounts, notes receivable and other,
     net....................................   4,927       3,521           842         (3,130)         6,160
  Inventories...............................      --         795         1,409             --          2,204
  Property, plant and equipment, net........      --         729           625             --          1,354
  Equipment on operating leases, net........      --         475           137             --            612
  Investment in unconsolidated and
     affiliates.............................   1,674         192         2,687         (4,287)           266
  Goodwill and intangibles..................      --       3,350           297             --          3,647
  Other assets..............................      --       1,251         1,001             54          2,306
                                              ------     -------        ------        -------        -------
TOTAL ASSETS................................  $6,601     $10,668        $7,306        $(7,363)       $17,212
                                              ======     =======        ======        =======        =======
LIABILITIES AND EQUITY:
  Short-term debt...........................  $  997     $ 2,434        $1,055        $(1,269)       $ 3,217
  Accounts payable..........................      57         445         1,046           (331)         1,217
  Long-term debt............................   3,501       3,023         1,621         (1,499)         6,646
  Accrued and other liabilities.............     137       1,900         2,101             85          4,223
                                              ------     -------        ------        -------        -------
                                               4,692       7,802         5,823         (3,014)        15,303
  Equity....................................   1,909       2,866         1,483         (4,349)         1,909
                                              ------     -------        ------        -------        -------
TOTAL LIABILITIES AND EQUITY................  $6,601     $10,668        $7,306        $(7,363)       $17,212
                                              ======     =======        ======        =======        =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                            CONDENSED BALANCE SHEETS

                            AS OF DECEMBER 31, 2000

                                               CNH
                                              GLOBAL      CASE        ALL OTHER
                                               N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                              ------   -----------   ------------   ------------   ------------
                                                                  (IN MILLIONS OF DOLLARS)
ASSETS:
  Cash and cash equivalents.................  $   --     $   146        $  740        $    --        $   886
  Accounts, notes receivable and other,
     net....................................   3,154       3,625         3,673         (4,302)         6,150
  Inventories...............................      --       1,080         1,294             --          2,374
  Property, plant and equipment, net........      --         887           587             --          1,474
  Equipment on operating leases, net........      --         555            88             --            643
  Investment in unconsolidated and
     affiliates.............................   2,564         111         2,292         (4,685)           282
  Goodwill and intangibles..................      --       3,512           305             --          3,817
  Other assets..............................      --       1,122           829             --          1,951
                                              ------     -------        ------        -------        -------
TOTAL ASSETS................................  $5,718     $11,038        $9,808        $(8,987)       $17,577
                                              ======     =======        ======        =======        =======
LIABILITIES AND EQUITY:
  Short-term debt...........................  $3,188     $ 2,575        $1,850        $(3,427)       $ 4,186
  Accounts payable..........................      16         611           770           (141)         1,256
  Long-term debt............................      --       2,751         3,522           (734)         5,539
  Accrued and other liabilities.............      --       1,935         2,147             --          4,082
                                              ------     -------        ------        -------        -------
                                               3,204       7,872         8,289         (4,302)        15,063
  Equity....................................   2,514       3,166         1,519         (4,685)         2,514
                                              ------     -------        ------        -------        -------
TOTAL LIABILITIES AND EQUITY................  $5,718     $11,038        $9,808        $(8,987)       $17,577
                                              ======     =======        ======        =======        =======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                   CNH
                                                 GLOBAL       CASE        ALL OTHER
                                                  N.V.     CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 -------   -----------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:
  Net income (loss)............................  $  (332)     $(453)       $   173        $   280         $(332)
  Adjustments to reconcile net income (loss) to
    net cash from operating activities.........   (1,271)       331          2,743         (1,653)          150
                                                 -------      -----        -------        -------         -----
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES...................................   (1,603)      (122)         2,916         (1,373)         (182)
                                                 -------      -----        -------        -------         -----
INVESTING ACTIVITIES:
  Expenditures for property, plant and
    equipment..................................       --        (84)          (145)            --          (229)
  Expenditures for equipment on operating
    leases.....................................       --       (237)           (85)            --          (322)
  Other, net (primarily acquisitions and
    divestitures)..............................      244        193           (406)           248           279
                                                 -------      -----        -------        -------         -----
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES...................................      244       (128)          (636)           248          (272)
                                                 -------      -----        -------        -------         -----
FINANCING ACTIVITIES:
  Net increase (decrease) in indebtedness......    1,387        193         (2,605)         1,316           291
  Advance to capital...........................       --         --             --             --            --
  Dividends paid...............................      (28)        --            (88)            88           (28)
  Other, net...................................       --        279             --           (279)           --
                                                 -------      -----        -------        -------         -----
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES...................................    1,359        472         (2,693)         1,125           263
                                                 -------      -----        -------        -------         -----
Other, net.....................................       --        (13)           (19)            --           (32)
                                                 -------      -----        -------        -------         -----
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................       --        209           (432)            --          (223)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...       --        146            740             --           886
                                                 -------      -----        -------        -------         -----
CASH AND CASH EQUIVALENTS, END OF YEAR.........  $    --      $ 355        $   308        $    --         $ 663
                                                 =======      =====        =======        =======         =====

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                   CNH
                                                  GLOBAL      CASE        ALL OTHER
                                                   N.V.    CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                  ------   -----------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:
  Net income (loss).............................  $(381)      $(403)        $  130        $   273         $ (381)
  Adjustments to reconcile net income (loss) to
    net cash from operating activities..........    298         745           (530)           676          1,189
                                                  -----       -----         ------        -------         ------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES....................................    (83)        342           (400)           949            808
                                                  -----       -----         ------        -------         ------
INVESTING ACTIVITIES:
  Expenditures for property, plant and
    equipment...................................     --        (121)          (107)            --           (228)
  Expenditures for equipment on operating
    leases......................................     --        (112)           (68)            --           (180)
  Other, net (primarily acquisitions and
    divestitures)...............................    (67)         61             51             67            112
                                                  -----       -----         ------        -------         ------
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES....................................    (67)       (172)          (124)            67           (296)
                                                  -----       -----         ------        -------         ------
FINANCING ACTIVITIES:
  Net increase (decrease) in indebtedness.......    366        (251)         1,261         (1,252)           124
  Advance to capital............................     --          --             --             --             --
  Dividends paid................................    (82)         --           (156)           156            (82)
  Other, net....................................   (131)         20            (53)            80            (84)
                                                  -----       -----         ------        -------         ------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES....................................    153        (231)         1,052         (1,016)           (42)
                                                  -----       -----         ------        -------         ------
Other, net......................................     (3)         (7)           (40)            --            (50)
                                                  -----       -----         ------        -------         ------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................     --         (68)           488             --            420
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....     --         214            252             --            466
                                                  -----       -----         ------        -------         ------
CASH AND CASH EQUIVALENTS, END OF YEAR..........  $  --       $ 146         $  740        $    --         $  886
                                                  =====       =====         ======        =======         ======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                   CNH
                                                 GLOBAL       CASE        ALL OTHER
                                                  N.V.     CORPORATION   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                 -------   -----------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF DOLLARS)
OPERATING ACTIVITIES:
  Net income (loss)............................  $   148      $ (45)       $   215        $  (170)        $  148
  Adjustments to reconcile net income (loss) to
    net cash from operating activities.........   (2,338)       376            690          2,209            937
                                                 -------      -----        -------        -------         ------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES...................................   (2,190)       331            905          2,039          1,085
                                                 -------      -----        -------        -------         ------
INVESTING ACTIVITIES:
  Expenditures for property, plant and
    equipment..................................       --        (50)          (160)            --           (210)
  Expenditures for equipment on operating
    leases.....................................       --        (34)           (29)            --            (63)
  Other, net (primarily acquisitions and
    divestitures)..............................   (1,823)       212         (2,788)           120         (4,279)
                                                 -------      -----        -------        -------         ------
NET CASH PROVIDED (USED) BY INVESTING
  ACTIVITIES...................................   (1,823)       128         (2,977)           120         (4,552)
                                                 -------      -----        -------        -------         ------
FINANCING ACTIVITIES:
  Net increase (decrease) in indebtedness......    2,822       (246)         1,309         (1,784)         2,101
  Advance to capital...........................    1,400         --             --             --          1,400
  Dividends paid...............................      (82)        --           (167)           167            (82)
  Other, net...................................     (137)         1            586           (542)           (92)
                                                 -------      -----        -------        -------         ------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES...................................    4,003       (245)         1,728         (2,159)         3,327
                                                 -------      -----        -------        -------         ------
Other, net.....................................       (3)        --            (68)            --            (71)
                                                 -------      -----        -------        -------         ------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................      (13)       214           (412)            --           (211)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...       13         --            664             --            677
                                                 -------      -----        -------        -------         ------
CASH AND CASH EQUIVALENTS, END OF YEAR.........  $    --      $ 214        $   252        $    --         $  466
                                                 =======      =====        =======        =======         ======

                                CNH GLOBAL N.V.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 24: SUBSEQUENT EVENTS

     In January 2002, CNH finalized its global alliance with Kobelco Construction Machinery Co., Ltd. and Kobe Steel, Ltd. for the development, production and selling of crawler excavators, including mini-excavators, on a worldwide basis.

     In January 2002, CNH's second joint venture in China, Shanghai New Holland Agricultural Machinery Corp., Ltd., commenced operations. Shanghai New Holland Agricultural Machinery Corp., Ltd., was formed by an agreement between Shanghai Tractor and Internal Combustion Engine Corporation, a wholly-owned subsidiary of Shanghai Automotive Industry Corporation, and CNH's New Holland brand of agricultural equipment. The joint venture company will manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

     On February 4, 2002, CNH's shareholders approved adoption of certain amendments to the articles of association of CNH, among which is an increase in CNH's authorized share capital to E450 million, divided into 700 million common shares and 300 million preferred shares. In addition, the shareholders have authorized the board of directors to resolve on any future issuance of shares for a period of five years.

EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     On March 9, 2002, President Bush signed into law the Job Creation and Workers Assistance Act of 2002 (P.L. 107-147), which temporarily extends the U.S. net operating loss carryback period from two years to five years for net operating losses incurred in 2001 and 2002. In April 2002, the Company filed and received a refund for approximately $105 million relating to the carryback of approximately $270 million of its 2001 net operating losses.

     On March 28, 2002, CNH sold $674 million of retail receivables to a qualified special purpose entity ("QSPE") pursuant to an asset-backed securitization transaction in which the QSPE issued $1 billion of securities, backed by the receivables sold, to outside investors. CNH will sell additional retail receivables to the QSPE in the second quarter of 2002 to complete the funding of the transaction. Proceeds from the sale were used to repay outstanding borrowings and finance the origination of new receivables.

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

                                                     CNH GLOBAL N.V.
                                                       (Registrant)

                                                  /s/ MICHEL LECOMTE
                                          --------------------------------------
                                                      Michel Lecomte
                                               Chief Financial Officer and
                                              President, Financial Services

Dated: May 23, 2002

                               INDEX TO EXHIBITS

    EXHIBIT                            DESCRIPTION
    -------                            -----------
       1.1     Articles of Association of CNH Global N.V. (filed as Exhibit
               1.1 to the Registration Statement on Form F-3 of CNH Global
               N.V. (File No. 333-84954) and incorporated herein by
               reference).
       1.2     Regulations of the Board of Directors of CNH Global N.V.
               dated December 8, 1999.*
       4.1     Outside Directors' Compensation Plan of CNH Global N.V.
               adopted November 12, 1999 and last amended on April 18,
               2000.**
       4.2     Equity Incentive Plan of CNH Global N.V. as amended and
               restated on July 23, 2001 (filed as Exhibit 10.1 to the
               Registration Statement on Form F-3 of CNH Global N.V. (File
               No. 333-84954) and incorporated herein by reference).
       8.1     List of subsidiaries of registrant.
      10.1     Credit Agreement dated 27 July 2000 between Fiat S.p.A., CNH
               Global N.V., Fiat Finance and Trade Ltd. S.A., New Holland
               Credit Company LLC, Case Corporation, Case Credit
               Corporation as Borrowers and The Banks and Chase Manhattan
               International Limited as Facility Agent and Euro Swing-Line
               Agent and The Chase Manhattan Bank as US Swing-Line Agent
               and ABN AMRO Bank N.V., Banca Intesa S.p.A., Chase Manhattan
               plc as Arrangers.**
      10.2     Amended and Restated Transfer and Administration Agreement
               dated December 15, 2000 between CNH Capital Receivables Inc.
               as Transferor, Case Credit Corporation, in its individual
               capacity and as Servicer, Certain APA Banks named therein,
               Certain Funding Agents named therein and The Chase Manhattan
               Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation
               (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
      10.3     First Supplemental Indenture dated as of March 28, 2000
               among Case Corporation, CNH Global N.V., as guarantor, and
               The Bank of New York, as trustee, supplementing the
               Indenture dated as of July 31, 1995 between Case Corporation and The Bank of New York, as trustee.*
      99.1     Letter of CNH regarding Arthur Andersen LLP.

 * Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.

** Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2000 and incorporated herein by reference.