Form 20-F
period 2002-12-31
CNH GLOBAL N V
filed 2003-04-22
CIK 1024519

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

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

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                NAME OF EACH EXCHANGE
     TITLE OF EACH CLASS         ON WHICH REGISTERED
     -------------------        ---------------------
Common Shares, par value E2.25        New York

        SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                OF THE ACT: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 131,121,493 Common Shares

     Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. [X]

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] or Item 18 [X].

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......    6
Item 2.   Offer Statistics and Expected Timetable.....................    6
Item 3.   Key Information.............................................    6
Item 4.   Information on the Company..................................   17
Item 5.   Operating and Financial Review and Prospects................   44
Item 6.   Directors, Senior Management and Employees..................   72
Item 7.   Major Shareholders and Related Party Transactions...........   83
Item 8.   Financial Information.......................................   85
Item 9.   The Offer and Listing.......................................   86
Item 10.  Additional Information......................................   87
Item 11.  Quantitative and Qualitative Disclosures About Market          97
          Risk........................................................
Item 12.  Description of Securities Other than Equity Securities......   99

                                  PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   99
Item 14.  Material Modifications to the Rights of Security Holders and  100
          Use of Proceeds.............................................
Item 15.  Controls and Procedures.....................................  100
Item 16.  [Reserved]..................................................  100

                                  PART III

Item 17.  Financial Statements........................................  100
Item 18.  Financial Statements........................................  101
Item 19.  Exhibits....................................................  101
Index to Financial Statements.........................................  F-1

            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     CNH Global N.V., formerly New Holland N.V. ("New Holland"), is incorporated in The Netherlands under Dutch law.

     CNH combines the operations of New Holland and Case, LLC, formerly Case Corporation ("Case"), as a result of their business merger on November 12, 1999. Effective with the closing of the merger, we changed our name to CNH Global N.V. As used in this report, "CNH" refers to CNH Global N.V. and its consolidated subsidiaries. In addition, "CNH" may refer to New Holland for financial information prior to the merger.

     As of December 31, 2002, Fiat S.p.A. ("Fiat") owned approximately 85% of CNH's common shares through Fiat Netherlands Holding N.V. ("Fiat Netherlands"). Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems.

     On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the Form 20-F and accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preference Shares ("Series A Preferred Stock") to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company's equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

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

     Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers' access to credit, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results is included in the following sections of this Form 20-F: "Item 3. Key Information;" "Item 4. Information on the
Company -- CNH Business Strategy," "-- Competition," "-- Seasonality and Production Schedules" and "-- Environmental Matters;" "Item 5. Operating and Financial Review and Prospects;" and "Item 6. Directors, Senior Management and Employees -- Employees."

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA.

     The following table sets forth summary historical financial data for CNH for the periods indicated. The historical financial data set forth below as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 has been derived from the audited consolidated financial statements of CNH included herein. Financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 has been derived from our published financial statements. CNH acquired Case on November 12, 1999, which approximately doubled the annual revenues and asset base of CNH. The accompanying selected financial data reflects the historical operating results of CNH, including the results of operations of Case since November 12, 1999. As a result of this acquisition, the historical financial statements may not be comparable from year to year.

     CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2002 in accordance with U.S. GAAP.

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                        2002      2001      2000       1999      1998
                                                       ------    ------    -------    ------    ------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
Net sales..........................................    $9,331    $9,030    $ 9,337    $5,949    $5,474
Finance and interest income........................       609       685        704       324       223
                                                       ------    ------    -------    ------    ------
     Total revenues................................    $9,940    $9,715    $10,041    $6,273    $5,697
                                                       ======    ======    =======    ======    ======
Net income (loss) before cumulative effect of
  change in accounting principle, net of tax.......    $ (101)   $ (332)   $  (381)   $  148    $  258
Cumulative effect of change in accounting
  principle, net of tax............................      (325)       --         --        --        --
                                                       ------    ------    -------    ------    ------
Net income (loss)..................................    $ (426)   $ (332)   $  (381)   $  148    $  258
                                                       ======    ======    =======    ======    ======
Per share data:
  Basic earnings (loss) per share before cumulative
     effect of change in accounting principle, net
     of tax........................................    $(1.05)   $(6.00)   $ (8.95)   $ 4.95    $ 8.65
  Cumulative effect of change in accounting
     principle, net of tax.........................     (3.35)       --         --        --        --
                                                       ------    ------    -------    ------    ------
  Basic earnings (loss) per share..................    $(4.40)   $(6.00)   $ (8.95)   $ 4.95    $ 8.65
                                                       ======    ======    =======    ======    ======
  Diluted earnings (loss) per share before
     cumulative effect of change in accounting
     principle.....................................    $(1.05)   $(6.00)   $ (8.95)   $ 4.85    $ 8.65
  Cumulative effect of change in accounting
     principle, net of tax.........................     (3.35)       --         --        --        --
                                                       ------    ------    -------    ------    ------
  Diluted earnings (loss) per share................    $(4.40)   $(6.00)   $ (8.95)   $ 4.85    $ 8.65
                                                       ======    ======    =======    ======    ======
Cash dividends declared per common share...........    $ 0.50    $ 0.50    $  2.75    $ 2.75    $ 2.75
                                                       ======    ======    =======    ======    ======

                                                                AS OF DECEMBER 31,
                                                  ----------------------------------------------
                                                   2002      2001      2000      1999      1998
                                                  -------   -------   -------   -------   ------
BALANCE SHEET DATA:
Total assets....................................  $16,760   $17,212   $17,577   $17,678   $7,296
                                                  =======   =======   =======   =======   ======
Short-term debt.................................  $ 2,749*  $ 3,217   $ 4,186   $ 4,953   $1,682
                                                  =======   =======   =======   =======   ======
Long-term debt, including current maturities....  $ 5,115*  $ 6,646   $ 5,539   $ 4,558   $1,011
                                                  =======   =======   =======   =======   ======
Common shares, E2.25 par value..................  $   305   $   143   $   143   $    88   $   88
                                                  =======   =======   =======   =======   ======
Common shares outstanding.......................      131        55        55        30       30
                                                  =======   =======   =======   =======   ======
Shareholders' equity............................  $ 2,761*  $ 1,909   $ 2,514   $ 1,710   $1,784
                                                  =======   =======   =======   =======   ======

---------------
* On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. On a pro forma basis, assuming that these transactions occurred on December 31, 2002, short-term debt would have been reduced to $1,948 million, long-term debt, including current maturities would have been reduced to $3,916 million and equity, net of $14 million in transaction cost, would have been increased to $4,747 million.

     B. CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

     D. RISK FACTORS.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

     WE MAY NOT FULLY REALIZE, OR REALIZE WITHIN THE ANTICIPATED TIME FRAME, THE BENEFITS OF OUR PROFIT IMPROVEMENT INITIATIVES.

     CNH combines the operations of New Holland and Case as a result of their merger on November 12, 1999. A key strategic objective of the merger was the realization of profit improvement initiatives. In 2002, our management broadened the scope of our profit enhancement plan to include opportunities not foreseen in the synergies of the original merger integration plan. Some of these additional initiatives have already been implemented in 2002. In total, we anticipate that the original plan's synergies, together with the new initiatives, will yield a total of $850 million in profit improvements by the end of 2005 as compared to the base levels of revenues and costs incurred in the combined operation of New Holland and Case for the full year 1999. As of December 31, 2002, we have achieved a total of $547 million toward the target of $850 million in profit improvement initiatives by the end of 2005. Our ability to realize the remaining profit improvement initiatives by year-end 2005 depends on, among other things, our ability to complete the following cost-containment initiatives:

     - Reduction of manufacturing cost -- Through February 2003, we have divested, closed or reconfigured approximately 17 plants and 6 parts depots in order to concentrate production in lower-cost plants and increase capacity utilization. We are in the process of closing or reconfiguring 4 major plants. In addition, we need to complete our plans for outsourcing non-core manufacturing activities.

     - Rationalization of supplier base and global sourcing -- We have undertaken a project to rationalize our supplier base, reducing the number of our suppliers from over 6,000 to approximately 3,000 by 2004. By the end of 2002, we had reduced the number of our suppliers to approximately 4,100.

Additionally, we are actively exploring options to source parts from lower cost countries, which provide the necessary quality and an uninterrupted supply.

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

     Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial position or results of operations.

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

     Our sales are influenced by the volume of inventories of finished products maintained by us and our dealers. Our management believes that we and our dealers have generally managed inventories in a relatively prudent manner, which could cause us to lose certain sales as a result of product unavailability at certain locations during periods of increased demand. However, in periods of sudden declines in industry demand, larger inventories could lead to substantial excesses in supply over demand, causing future reductions in our manufacturing schedules and adversely affecting our operating results.

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

     AN INCREASE IN HEALTH CARE OR PENSION COSTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Health care inflation rates have increased significantly, leading to higher costs for both active and retired employees. Should such inflation rates continue, we may record additional charges or make changes to our benefit plans. In addition, recent fluctuations in the financial markets have caused the valuation of the assets in our defined benefit pension plans to decrease, which has resulted in an under-funding of some of our defined benefit pension plans and the recognition of a minimum pension liability on our balance sheet. We cannot assure you that future fluctuations in the financial markets will not result in additional under-funding of our defined benefit pension plans and require contributions by us that could adversely affect our financial position.

     FUTURE UNANTICIPATED EVENTS MAY REQUIRE US TO TAKE ADDITIONAL RESERVES RELATING TO OUR NON-CORE FINANCING ACTIVITIES.

     Beginning in 1998, as part of a diversification strategy for its Financial Services operations, Case expanded into the financing of trucks and trailers, marine vessels and agricultural and construction equipment sold through its competitors' dealers. As a result of a deterioration in these markets, we recorded significant losses in 2000, 2001 and 2002 in our Financial Services operations. Non-core financing activities were discontinued during 2001. During 2002, the non-core portfolio decreased 39% due to liquidations and write-offs, and the non-core portfolio loss provision also decreased. We believe we have established adequate reserves for possible losses on these receivables from our non-core financing activities. However, future unanticipated events may affect our customers' ability to repay their obligations or reduce the value of the underlying assets and therefore require us to increase our reserves, which could materially adversely affect our financial position and results of operations.

     WE ARE SUBJECT TO CURRENCY EXCHANGE RATE FLUCTUATIONS AND INTEREST RATE CHANGES, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. In 2002, unfavorable currency exchange rate fluctuations had an adverse impact on our results of operations, while lower interest rates had a slightly favorable impact. We manage these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into hedging arrangements, a substantial portion of which are with counterparties that are members of the Fiat Group. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are members of the Fiat Group, could adversely affect us.

     Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial position or the price of our common shares.

     WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

     Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. We cannot predict with any degree of certainty the costs of compliance or other liability related to such laws and regulations in the future and such future costs could significantly affect our business, financial position and results of operations.

     On July 17, 2001, the European Commission issued a Statement of Objections alleging that our French and Italian subsidiaries adopted practices leading to the prevention of sales outside of dealer territories. As of the date of this report, the European Commission had not provided a ruling. See "Item 4. Description of Business -- Legal Proceedings and Regulation". We believe that the allegations should be dismissed. However, we are unable to predict the outcome of this proceeding and, while we intend to appeal the decision if the outcome is unfavorable, we cannot assure you that any fine the Commission might impose would not have a material adverse impact on our business, financial position and results of operations.

     Political developments and government regulations and policies in the countries in which we operate directly affect the demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities in the European Union or of subsidy payments for farmers in the United States would likely result in a decrease in demand for agricultural equipment. A decrease in the demand for agricultural equipment could adversely affect our sales, growth and results of operations.

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

     - our access to credit;

     - adverse geopolitical, political and economic developments in our existing markets;

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

     - real estate values; and

     - interest and inflation rates.

  Financial Services

     - cyclical nature of the above mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

     - interest rates;

     - general economic and capital market conditions; and

     - used equipment prices.

     The nature of the agricultural and construction equipment industries is such that a downturn in demand can occur suddenly, resulting in excess inventories and production capacity and reduced prices for new and used equipment. These downturns may be prolonged and may result in significant losses to us during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake additional restructuring. Our profit improvement initiatives will require additional restructuring charges in future periods.

     SIGNIFICANT COMPETITION IN THE INDUSTRIES IN WHICH WE OPERATE MAY RESULT IN OUR COMPETITORS OFFERING NEW OR BETTER PRODUCTS AND SERVICES OR LOWER PRICES, WHICH COULD RESULT IN A LOSS OF CUSTOMERS AND A DECREASE IN OUR REVENUES.

     The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA / Renault, Landini and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd., Liebherr-Holding GmbH and Terex; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

     In 2002, we terminated our European alliance with Hitachi Construction Machinery, Ltd. ("Hitachi") and finalized our global alliance with Kobelco Construction Machinery Co. Ltd. ("Kobelco Japan"). See "Item 4. Description of Business -- Products and Markets -- New Products and Markets -- International

Joint Ventures". Our alliance with Kobelco Japan has led to an increase in competition with Hitachi, which has a more established brand and is pursuing former Fiat-Hitachi distribution outlets.

     If we are unable to compete successfully with other agricultural or construction equipment manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the agricultural and construction equipment businesses may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations as well as the profitability of our Financial Services operations.

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

     STRUCTURAL DECLINES IN THE DEMAND FOR AGRICULTURAL OR CONSTRUCTION EQUIPMENT COULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

     The agricultural equipment business, in North America and Western Europe, experienced a period of major structural decline in the number of tractors and combines sold and substantial industry-wide overcapacity during the 1970s, 1980s and early 1990s followed by a period of consolidation among agricultural equipment manufacturers. This unit decline was consistent with farm consolidation and the decline in the number of farms and the corresponding increase in average farm size and machinery capacity. Throughout this period, these machines were principally used for farming applications. Industry volumes reached a low in North America in 1992 and in Western Europe in 1993.

     Beginning in the early 1990s a new non-farm customer market began to emerge for the under 40 horsepower tractors among homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part time farmers and industrial plants. Market demand in this segment has continued to increase through 2002 and has evolved to include higher horsepower tractors in the 40 to under 100 horsepower segment, in which industry volumes in North America also have tended to increase since 1997. For higher horsepower tractors and combines, following a brief period of increasing industry volumes in the mid to late 1990s, the number of units sold began to decline again in 1997 in North America and in 1999 in Western Europe. In North America, this decline continued through 2000, but unit sales increased in 2001 and then declined again in 2002. In Western Europe, industry unit sales of over 40 horsepower tractors and combines declined in 2000 and 2001 but increased in 2002.

     Outside of North America and Western Europe industry unit sales of tractors and combines have generally tended to increase since 1992 and increased in 2002 compared with 2001, such that worldwide industry unit sales of tractors and combines increased in 2002 compared with 2001. Our sales of agricultural equipment increased in 2002 in line with the industry. In response to these adverse structural conditions, many companies, including us, have undertaken restructuring programs to further reduce capacity. We cannot assure you that the agricultural equipment industry, and in particular the sales of higher horsepower tractors and combines, will not continue to experience declines or that unit sales of the higher horsepower tractors and combines will ever return to levels experienced in the mid to late 1990s.

     The construction equipment business in North America and Western Europe also experienced a major decline in the number of both heavy and light equipment units sold during 2001 and 2002. Our sales of construction equipment declined in line with the industry unit sales in those areas, as our sales are more concentrated in those geographic areas. As with the agricultural equipment industry, we cannot assure you that the North American and Western European construction equipment industry will not continue to experience a decrease in demand.

     In 2002, we recorded a one-time, non-cash charge of approximately $325 million to reduce the carrying value of goodwill attributed to our Construction Equipment reporting unit. This charge primarily reflects the decline in the construction equipment market that we and our competitors have experienced since the merger.

We cannot assure you that further decreases in demand will not result in additional impairment charges by our various reporting units in the future.

     A decrease in industry-wide demand for agricultural and construction equipment or a lack of recovery in the number of unit sales could result in lower sales of our equipment and hinder our ability to operate profitably.

     We have a significant deferred tax asset recorded as a result of U.S. Federal tax loss carryforwards, the realization of which is currently considered to be more likely than not. This determination was based, in part, on the expectation of sufficient future U.S. taxable income prior to the years in which the carryforwards expire. A further decrease in demand, a lack of recovery in unit sales or other factors could affect the operating results of our various reporting units. This could result in us determining that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized. This would adversely affect our results of operations and financial position.

     AN OVERSUPPLY OF USED AND RENTAL EQUIPMENT MAY ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

     In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, there has been consolidation of some commercial rental agencies into nationwide rental conglomerates, such as United Rentals, Inc. and NationsRent, Inc., some of which have experienced financial distress and sought bankruptcy protection. These larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, particularly in light construction equipment.

     When this equipment comes off lease or is replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment which could adversely impact used equipment prices. If used equipment prices decline significantly, sales of new equipment could be depressed. As a result, an oversupply of used equipment could adversely affect demand for, or the market prices of, our new and used equipment. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our results of operations and financial position.

     THE AGRICULTURAL EQUIPMENT INDUSTRY IS HIGHLY SEASONAL, AND SEASONAL FLUCTUATIONS MAY CAUSE OUR RESULTS OF OPERATIONS AND WORKING CAPITAL TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     The agricultural equipment business is highly seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and income from operations have historically been the highest in the second quarter reflecting the spring selling season and lowest in the third quarter when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent.

     Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. We adjust our production levels to reflect changes in estimated demand, dealer inventory levels, labor disruptions and other matters within our control. However, because we spread our production and wholesale shipments throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

     Estimated retail demand may exceed actual production capacity in any given calendar quarter because we spread the production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, company and dealer inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period, and decline to the end of the year as both company and dealers' inventories are reduced.

     As economic, geopolitical, weather and other conditions may change during the year and as actual industry demand might differ from expectations, we cannot assure you that sudden or significant declines in industry demand would not adversely affect our working capital and debt levels, financial position or results of operations.

     WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING OR FUTURE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emissions levels of our manufacturing facilities and the emissions levels of our equipment products. In addition, we are currently conducting environmental investigations or remedial activities at a number of our properties. We expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. In 2002, we capitalized approximately $7 million of costs relating to compliance with environmental regulations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

RISKS RELATED TO OUR SUBSTANTIAL INDEBTEDNESS

     OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL
     CONDITION.

     We are highly leveraged and have substantial debt in relation to our shareholders' equity. As of December 31, 2002, we had an aggregate of $7,864 million of outstanding indebtedness, and we are heavily dependent on asset-backed securitization ("ABS") transactions to fund our Financial Services activities in North America and Australia. On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. On a pro forma basis, giving effect to this transaction, we had an aggregate of $5,864 million of outstanding indebtedness as of December 31, 2002.

     Our high level of debt could have important consequences, including:

     - we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes, which could put us at a competitive disadvantage;

     - we will need to use a substantial portion of our cash flow from operations to pay principal of and interest on our debt, which will reduce the amount of funds available to us for other purposes;

     - we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business; and

     - we may not be able to access the ABS markets on as favorable terms, which may adversely affect our ability to fund our Financial Services business.

     Our ability to satisfy our debt obligations will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If the cash flow from our operating activities is insufficient, we may need to take actions to raise or conserve cash, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations, or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect our business and the market value of our common shares.

     RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

     The agreements governing our indebtedness include certain covenants that restrict, among other things:

     - sales and leaseback of assets above certain levels of tangible assets;

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

     Beginning in the fourth quarter of 2000 and continuing through April 2001, Case, Case Credit Corporation and New Holland Credit Company suffered a series of credit rating downgrades which resulted in all three companies being rated below investment grade. The immediate impact of these ratings downgrades was to preclude us from accessing the commercial paper market through the New Holland Credit Company, Case Credit Company and Case programs. On a longer term basis, as we have renewed a number of borrowing facilities during 2001 and 2002, we have found that the terms offered to us have been adversely impacted as a result of these rating actions.

     Credit ratings actions during 2002 included:

     - In April 2002, Standard & Poor's placed Fiat's A-3 short-term corporate credit rating on credit watch with negative implications. At the same time, Standard & Poor's A-3 short-term rating for New Holland Credit Company's U.S. commercial paper program, which is guaranteed by Fiat, was placed on credit watch with negative implications. In June 2002, Moody's lowered its short-term and long-term debt ratings of Fiat to P-3 and Baa3 from P-2 and Baa2, respectively, with a negative outlook. In addition, Moody's lowered the short-term debt rating of New Holland Credit to P-3 from P-2, with a negative outlook.

     - In November 2002, Standard & Poor's affirmed the long-term debt ratings of CNH, Case and Case Credit Corporation at BB and removed them from credit watch, with a stable outlook. In November 2002, Moody's announced that it was reviewing the long-term debt rating of Ba2 for CNH, Case and Case Credit Corporation for possible downgrade in connection with the rating agency's decision to review the debt ratings of Fiat. In November 2002, Fitch Ratings lowered its long-term debt ratings of Fiat to BBB-from BBB and affirmed its short-term debt rating of F-3, with a negative outlook. At the same time, its F-3 short term rating for New Holland Credit was affirmed.

     - In December 2002, Moody's lowered its short-term and long-term debt ratings of Fiat to Not-Prime and Ba1 from P-3 and Baa3, respectively, with a negative outlook. At the same time, Moody's lowered the short-term debt rating of New Holland Credit to Not-Prime, with a negative outlook.

     In March 2003, Standard & Poor's Rating Services assigned a BB+ rating with negative outlook to Fiat's long-term debt. At the same time, Standard & Poor's lowered the rating of Fiat's short-term commercial paper from A-3 to B. In the same month, Fitch Ratings lowered its rating of Fiat's medium term debt from BBB- to BB+ and Fiat's short-term debt from F3 to B.

     We cannot assure you that the rating agencies will not further downgrade our or Fiat's credit ratings. These downgrades have already affected our ability to borrow funds, and further ratings downgrades of either our or Fiat's debt could adversely affect our ability to access the capital markets or borrow funds at current rates and therefore could put us at a competitive disadvantage. Our E155 million securitization program for the sale of European receivables contains a provision that might require us to terminate the sale of receivables into the facility in the event of a ratings downgrade of Fiat's long-term unsecured debt below BB- (by Standard & Poor's) or Ba3 (by Moody's). We are attempting to restructure this facility so that a ratings downgrade is linked to an increase in the level of the collateral, instead of the termination of the sale of receivables into the facility. However, we cannot ensure that our efforts will be successful.

     CNH CAPITAL'S PERFORMANCE IS DEPENDENT ON ACCESS TO FUNDING AT COMPETITIVE RATES.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat's debt could adversely affect CNH Capital's ability to continue to offer attractive financing to its dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing, similar to our arrangement entered in 2002 with BNP Paribas Lease Group ("BPLG"), which broadened our product offerings throughout Europe.

     In the event that we were to consummate any of the above-described alternatives relating to CNH Capital, it is likely that there would be a material impact on CNH Capital's results of operations, financial position, liquidity and capital resources.

RISKS RELATED TO OUR RELATIONSHIP WITH FIAT

     BECAUSE FIAT OWNS A SIGNIFICANT MAJORITY OF OUR CAPITAL STOCK, INVESTORS WILL NOT BE ABLE TO AFFECT THE OUTCOME OF ANY SHAREHOLDER VOTE OR CHANGE IN CONTROL.

     Fiat owns, indirectly through Fiat Netherlands, approximately 85% of our outstanding common shares as of December 31, 2002. On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. This transaction increased Fiat's voting power to approximately 86% of our outstanding capital stock. On a converted basis, this transaction would increase Fiat's ownership of our common stock to approximately 92%. For as long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

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

     OUR TRANSACTIONS WITH FIAT MAY CREATE CONFLICTS OF INTEREST DUE TO FIAT'S OWNERSHIP OF OUR CAPITAL STOCK.

     We rely on Fiat to provide us with financial support, and we purchase goods and services from Fiat. Fiat's ownership of a substantial majority of our capital stock and ability to direct the election of all the members of our board of directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

     IN THE EVENT THAT FIAT IS UNABLE TO CONTINUE TO FINANCE OUR OPERATIONS OR PROVIDE US WITH CERTAIN PRODUCTS AND SERVICES, OUR COSTS COULD INCREASE, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Fiat has informed us that it is contemplating various financial restructuring alternatives in order to strengthen its operations, and we cannot predict what effect, if any, this will have on our results of operations or financial position. We currently rely on Fiat to provide either guarantees or funding in connection with some of our external financing needs, including the short-term credit facilities that we used to finance the merger of Case and New Holland. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. We also rely on Fiat to provide us with some other financial products to hedge our foreign exchange and interest rate risk, cash management services and other accounting and administrative services. The terms of any alternative sources of these products or services may not be as favorable as those provided or facilitated by Fiat.

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

     For information on our acquisitions and divestitures see Note 3, "Acquisitions and Divestitures of Businesses and Investments" to the Consolidated Financial Statements.

     B. BUSINESS OVERVIEW.

GENERAL

     We are one of the world's leaders in the engineering, manufacturing, marketing and distribution of agricultural and construction equipment. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services. We believe that we are one of the largest manufacturers of agricultural equipment in the world based on units sold, one of the largest manufacturers of construction equipment based on units sold and have one of the industry's largest equipment finance operations.

     We market our products globally through our highly recognized Case, Case IH, New Holland, Steyr, Fiat Kobelco, FiatAllis, Kobelco, and O&K brand names. We manufacture our products in 45 facilities throughout the world and distribute our products in over 160 countries through an extensive network of approximately 12,400 dealers and distributors.

     We are the only global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in every significant geographic and product category in both businesses. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

     In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and we also have leading positions in combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are the world leader in backhoe loaders, second in the world in skid steer loaders and the market leader in Western Europe in crawler excavators. In addition, we provide a complete range of replacement parts and services to support our equipment. In 2002, our sales of agricultural equipment represented approximately 64% of our net revenues, sales of construction equipment represented approximately 29% of our net revenues and Financial Services represented approximately 7% of our net revenues.

     We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. In 2002, approximately 44% of our net sales were generated from sales in North America, approximately 36% in Western Europe, approximately 7% in Latin America and approximately 13% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, Australia, China, India, and Uzbekistan.

     In North America, we offer a range of Financial Services products, including retail financing for the purchase or lease of new and used CNH and other equipment manufacturers' products and other retail financing programs. To facilitate the sale of our products, we offer wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We offer retail financing in Brazil and Australia through wholly owned subsidiaries and in Western Europe through our BPLG joint venture. These activities represent future growth opportunities. At December 31, 2002, our serviced portfolio of receivables, including receivables owned and receivables serviced for others, was approximately $12 billion.

RECENT DEVELOPMENTS

     The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 5, 2003. The dividend will be payable on June 2, 2003 to shareholders of record at the close of business on May 19, 2003. Declaration of the dividend is subject to approval at the Annual General Meeting, which will be held on May 8, 2003.

     On March 27, 2003, CNH's shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH's authorized share capital to E1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of E2.25.

     On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company's equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

     The debt retired in this transaction is detailed below:

                     MATURITY                             AMOUNT        INTEREST RATE
                     --------                             ------        -------------
                                                      (IN THOUSANDS)
April 3, 2003.....................................      $  800,880       2.28%-4.45%
October 14, 2003..................................         199,120             3.95%
November 13, 2003.................................         200,000             4.69%
November 25, 2003.................................         100,000             4.69%
October 5, 2004...................................         100,000             7.92%
October 2, 2005...................................         600,000             7.81%
                                                        ----------
Total.............................................      $2,000,000
                                                        ==========

     The following unaudited pro forma balance sheet data illustrate the impact of issuing 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion of Equipment Operations indebtedness, which occurred on April 7 and 8, 2003, as if the transactions had occurred on December 31,

2002. The unaudited pro forma balance sheet data should be read in conjunction with the consolidated financial statements and notes thereto, set forth elsewhere in this Form 20-F.

                                          UNAUDITED PRO FORMA BALANCE SHEET DATA AS OF DECEMBER 31, 2002
                                    --------------------------------------------------------------------------
                                               CONSOLIDATED                       EQUIPMENT OPERATIONS
                                    -----------------------------------    -----------------------------------
                                                              PRO FORMA                              PRO FORMA
                                    ACTUAL      PRO FORMA     UNAUDITED    ACTUAL      PRO FORMA     UNAUDITED
                                     2002      ADJUSTMENTS      2002        2002      ADJUSTMENTS      2002
                                    ------     -----------    ---------    ------     -----------    ---------
                                                                  (IN MILLIONS)
TOTAL ASSETS....................    $16,760      $    --       $16,760     $14,367      $    --       $14,367
                                    =======      =======       =======     =======      =======       =======
CURRENT LIABILITIES:
  Short-term debt and current
     maturities of long-term
     debt.......................    $ 3,867      $  (801)(A)   $ 3,066     $ 2,708      $  (801)(A)   $ 1,907
  Other current liabilities.....      3,198           14 (B)     3,212       3,526           14 (B)     3,540
                                    -------      -------       -------     -------      -------       -------
  TOTAL CURRENT LIABILITIES.....      7,065         (787)        6,278       6,234         (787)        5,447
                                    -------      -------       -------     -------      -------       -------
Long-term Debt..................      3,997       (1,199)(A)     2,798       2,714       (1,199)(A)     1,515
Other long-term liabilities.....      2,864           --         2,864       2,586           --         2,586
                                    -------      -------       -------     -------      -------       -------
  TOTAL LONG-TERM LIABILITIES...      6,861       (1,199)        5,662       5,300       (1,199)        4,101
                                    -------      -------       -------     -------      -------       -------
Minority Interest...............         73           --            73          72           --            72
                                    -------      -------       -------     -------      -------       -------
Shareholders' equity............      2,761        1,986(A,B)    4,747       2,761        1,986(A,B)    4,747
                                    -------      -------       -------     -------      -------       -------
  TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY.......    $16,760      $    --       $16,760     $14,367      $    --       $14,367
                                    =======      =======       =======     =======      =======       =======

---------------
A -- Reflects the issuance of 8 million shares of Series A Preferred Stock to
     Fiat and an affiliate in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

B -- Reflects accrual of estimated transaction fees.

     On a pro forma basis, assuming the issuance of 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion of Equipment Operations indebtedness had occurred on January 1, 2002, interest expense would have declined by approximately $100 million on an annual, pre-tax basis in 2002.

INDUSTRY OVERVIEW

     Agricultural Equipment

     Management has estimated that the total worldwide market for agricultural machinery was equal to approximately $35 billion in 2002, of which approximately $13 billion is in North America and approximately $12 billion is in Europe. In general, management estimates are based upon officially available data, our own shipment and pricing data and estimates from industry sources.

     The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are impacted by the volume of acreage planted, commodity prices, crop yields, farm operating expenses, including fuel and fertilizer costs, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed, and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies affect the market for our agricultural equipment by regulating the levels of acreage planted and with direct subsidies affecting specific commodity prices.

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

     Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, agricultural equipment, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. In addition, a growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as the most geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to supply customers in each of these significant markets in accordance with their specific equipment requirements.

     Government subsidies are a key income driver for farmers raising certain commodities in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends on the U.S. Farm Bill (typically revised every five years), the Common Agricultural Policy ("CAP") of the European Union (typically revised every seven years) and World Trade Organization negotiations. On May 13, 2002, President Bush signed into law the Farm Security and Rural Investment Act of 2002. This law increases subsidies to the U.S. farming industry by $31 billion over six years. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region.

     The CAP revision in 2000 brought no dramatic lowering of subsidies but moved the emphasis towards production of higher quality, value-added crops and support for rural development and rural quality of life. This may result in a change in the nature of equipment purchases from commodity crop production activities to different types of machines that support those initiatives. A recent bilateral agreement between France and Germany is generally considered to mean that the CAP will not undergo any fundamental changes before 2006. Prospective new members of the EU will not enjoy full benefits of the CAP and this may improve sales in certain markets in the immediate period before membership.

     The following graph sets forth retail unit sales in North America and Western Europe of certain agricultural equipment during the periods indicated:
[AGRICULTURAL EQUIPMENT SHIPMENTS GRAPH]

                                       NORTH AMERICA TRACTOR      NORTH AMERICA          WESTERN EUROPE         WESTERN EUROPE
                                             INDUSTRY            COMBINE INDUSTRY       TRACTOR INDUSTRY       COMBINE INDUSTRY
                                       ---------------------     ----------------       ----------------       ----------------
1991                                          106,426                  11,227                 175,366                10,864
1992                                           99,029                  10,469                 154,553                 8,647
1993                                          110,517                  11,388                 142,976                 6,737
1994                                          119,228                  11,097                 154,389                 6,638
1995                                          121,014                  11,277                 163,780                 7,117
1996                                          128,856                  11,966                 180,793                 9,081
1997                                          144,616                  12,965                 178,885                10,246
1998                                          150,594                  12,441                 180,949                11,399
1999                                          153,629                   6,584                 185,562                 9,433
2000                                          165,359                   6,909                 173,479                 7,454
2001                                          181,663                   7,585                 161,547                 6,579
2002                                          183,292                   6,044                 169,543                 7,477

---------------
Sources: North America -- Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe -- Management estimates based on equipment registrations in each country.

     Major trends in the agricultural industry include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms and units of equipment sold. The agricultural equipment industry, in most markets, began to experience an increase in demand in the early 1990's as a result of both higher commodity prices from an increased demand for food and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs. This trend was maintained through 1997, but the markets started to decline in 1998 as a result of unfavorable economic conditions in certain parts of the world, lower commodity prices and reduced aid to developing countries. In 2000, global prices for agricultural commodities remained low and, as a result, overall industry demand for high horsepower agricultural equipment continued at depressed levels, with worldwide industry demand for high horsepower agricultural tractors and combines even slightly lower than in 1999. In 2001, worldwide industry unit sales of high horsepower agricultural equipment continued to decline. In 2002, industry sales recovered, but remained below 2000 levels.

     In North America, and to a lesser extent in certain other regions, there has been significant growth in the under 40 horsepower tractor industry. In 2002, approximately 116,500 under 40 horsepower tractors were sold, compared to approximately 109,900 in 2001. The growth in this segment has been due primarily to the generally favorable economic conditions in North America. The customers for these tractors include homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part time farmers and industrial plants. Recently, this customer segment demand has started shifting towards higher horsepower tractors, particularly in the 40 to 60 and 60 to 100 horsepower segments. Purchasers of these products also use a large number of attachments such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products.

     Construction Equipment

     Management estimates that the worldwide market for construction equipment, including parts, was over $50 billion in 2002. The total worldwide market for those product segments in which we compete is equal to approximately $37 billion of which approximately $12 billion is in North America and approximately $11 billion is in Europe. Approximately 46% of all backhoe loaders sold in the world are sold in North America, as well as 73% of all skid steer loaders. Western Europe accounts for 23% of the world demand for crawler excavators and 52% of world demand for mini excavators sold. The Asia-Pacific market has slipped to less than 50% of the total world market for crawler excavators due to the decline of the Japanese market.

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

     The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. However, the recent financial difficulties and restructuring of national rental companies in North America have adversely influenced demand despite relatively strong levels of housing starts. In areas where the cost of labor is inexpensive relative to other inputs such as Africa, China and Latin America, the light construction equipment market segment is virtually non-existent. These areas represent potential growth areas for light equipment in the medium to long term as the cost of labor rises relative to the cost of equipment.

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

     The heavy equipment industry in North America, as well as in Europe, is primarily a replacement market that follows cyclical economic patterns. Cycles in the United States and Western Europe tend to be about ten years in duration. The industry in emerging markets generally exhibits an overall growth trend, but with unpredictable and volatile cycles. In prior years, demand for heavy construction equipment in North America had been increasing as interest rates remained relatively stable and the level of government spending on infrastructure projects increased. In Europe, demand had also been increasing, primarily as a result of higher spending by European governments. In 2001, worldwide industry unit sales of construction equipment began to decline dramatically, especially in the latter half of the year. This trend continued through 2002 in Europe, while in North America sales were flat. In Latin America and Asia industry sales improved in 2002 compared to 2001.

     The equipment rental business has recently become a more significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of the local tax codes, the rental market started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. More recently, a greater variety of light equipment products as well as many types of heavy equipment has become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, which allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer term rentals also benefit from favorable tax treatment. The recent rapid consolidation of local and regional rental companies in North America into national and large regional companies combined with the economic and financial market declines have created financial pressures on these market participants. They have, in turn, substantially reduced their new equipment purchases, despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity in the market may tend to reduce the correlation of industry unit demand for new equipment with the basic economic industry drivers. On the other hand, increased rental market activity could lead to more pronounced demand cyclicality in the industry, as rental companies rush to adjust the size of their fleets as demand or rental rates change.

     Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

     Worldwide customer preferences for construction equipment products are similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In developing markets, customers tend to favor equipment that is more basic with greater perceived durability. Customers in North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, place strong emphasis on product reliability. In other markets, customers often continue to use a particular piece of equipment even after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for large machines.

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

     The following graph sets forth the components for 1992 to 2002 heavy and light construction equipment retail unit sales in North America and Western
Europe:
[CONSTRUCTION EQUIPMENT INDUSTRY SHIPMENT GRAPH]

                                        NORTH AMERICA LIGHT    NORTH AMERICA HEAVY    WESTERN EUROPE LIGHT   WESTERN EUROPE HEAVY
                                            CE INDUSTRY            CE INDUSTRY            CE INDUSTRY            CE INDUSTRY
                                        -------------------    -------------------    --------------------   --------------------
1991                                            46,234                29,116                 57,684                  26,992
1992                                            45,524                25,425                 57,684                  26,992
1993                                            56,485                31,312                 51,543                  20,903
1994                                            68,732                39,114                 58,846                  26,411
1995                                            76,244                43,783                 65,621                  29,957
1996                                            84,947                44,218                 65,418                  23,943
1997                                            97,314                50,570                 70,781                  26,367
1998                                           110,375                56,516                 74,640                  33,256
1999                                           117,935                54,330                 89,791                  36,912
2000                                           123,007                49,415                 99,256                  41,746
2001                                           107,037                44,267                 93,706                  38,012
2002                                            94,275                41,605                 87,978                  33,668

---------------
Sources: North America -- Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe -- Management estimates based on shipment data in each country.

     Major trends in the construction equipment industry include the transition in machinery usage from crawler dozers to modern hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light equipment sector has experienced significant growth as more manual labor is being replaced on construction sites by machines with a myriad of attachments for each specialized application, such as skid steer loaders in North America and mini-excavators in the Rest of World.

     Recent low levels of public spending on new infrastructure, particularly in North America and Western Europe, have limited recent growth in the heavy equipment segments of the market and consequently, the market for light sized equipment has grown as a percentage of total construction equipment sales. In 2001, the worldwide industry market demand for major construction equipment products overall declined by approximately 11% with declines in each major product category and major market area. In 2002 the industry increased by 6% on a global basis. The European markets continued to decline while North America was flat and the Asian and Latin American (mainly Brazil) markets rebounded.

CNH BUSINESS STRATEGY

     Our strategic objectives are to:

     - generate cash through improved earnings, reduced working capital and improved asset utilization, and use that cash to reduce our debt and strengthen our balance sheet;

     - deliver profitability throughout the cycle and achieve higher margins than either Case or New Holland earned prior to the merger by realizing profit improvements, continuing sales growth and increasing customer satisfaction; and

     - continue to position CNH to take advantage of future opportunities for product and market expansion, both in the short to medium term in areas such as Latin America and Eastern Europe and through our global alliance with Kobelco Japan and, in the longer term, in areas such as China and India.

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

     The following are the key elements of our strategy for achieving our objectives:

     Multiple Brands

     We are leveraging our world-class Case, Case IH, New Holland, Steyr, Fiat Kobelco, FiatAllis, Kobelco and O&K brands and multiple distribution networks to further strengthen our position in all principal existing markets and enhance growth opportunities by entering new market segments. We believe this strategy will maintain a high level of dealer and customer loyalty, enhance our global market position and leverage the combined product portfolio to create cross-selling opportunities among brands.

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

     Improve Cost Competitiveness

     Our management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. In 2002, we expanded and extended our profit improvement plan, and now expect to achieve $850 million in annual profit improvements by year-end 2005. Including the approximately $114 million of annual profit improvements achieved in 2002, the cumulative profit improvements total approximately $547 million as compared to the base levels of revenues and costs incurred in the combined equipment operations of New Holland and Case for the full year 1999.

     Restructure Manufacturing Process -- By consolidating our global sourcing and supplier base and rationalizing our logistics systems, we plan to reduce the number of our suppliers from 6,000 at the time of the merger to 3,000 by 2004. This will increase the volumes sourced from each supplier, permitting CNH to reduce its costs and allowing suppliers to realize economies of scale. As of year-end 2002, we have reduced the number of our suppliers to 4,100.

     We will reduce distribution complexity and costs by reducing the number of parts depots from 45 to 24 and instituting a new global common parts system. As of year-end 2002, we had reduced the number of parts depots to 39, including two depots added in the Kobelco Japan alliance and our Shanghai New Holland Agricultural Machinery Corp. Ltd. joint venture with China's leading producer of agricultural tractors, Shanghai Tractor and Internal Combustion Engine Corporation (the "Shanghai joint venture"). Also, under our new global parts packaging system, some high volume common parts will be distinctly packaged for each brand or brand family but most other parts will utilize common CNH packaging. This will further reduce our costs of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.

     By rationalizing our manufacturing activities, we will reduce excess capacity and firmly focus each facility, creating a lean, flexible manufacturing system. We will reduce our number of plants, both through required and voluntary divestitures or closures and through downsizing, from 60 at the time of the merger to 39 by the end of 2004, excluding new acquisitions. At year-end 2002, excluding new acquisitions, we had 43 plants. As a result of the Kobelco Japan global alliance and the our Shanghai joint venture, the number of plants has increased to 45. In the process, we will redistribute production of various products among the remaining plants to firmly focus each facility on either the production of components or the assembly of one product category. We will concentrate on certain key technologies or competencies while outsourcing non-core activities.

     Selling, General and Administrative ("SG&A") Costs -- We plan to reduce SG&A costs to approximately 9.0% of net sales of Equipment Operations by 2005, as compared to 10.8% in the first year of operations after the merger, by eliminating duplicative functions and streamlining processes.

     Common Components/Platforms for New Products -- We are developing global products that optimize the use of common design elements and share capital-intensive components. We are reducing the number of tractor, combine and construction equipment product platforms. Agricultural Equipment platforms are being reduced from 66 to 35 and Construction Equipment platforms are being reduced from 77 to 39 without reducing the number of final product lines. We intend to use a smaller number of global product platforms with differentiated product features for our different brands. This should permit us to lower product development and manufacturing costs and complexity and increase production efficiencies, while reducing inventories, order-to-delivery cycle times and invested capital requirements.

     In addition, we will maintain strong brand identities for the different brands based on precision of handling, productivity, operation controllability, product serviceability, color and styling. By 2004, we anticipate that almost 75% of our net sales of equipment, excluding parts, will be generated by new products introduced since the merger. To retain existing customers and attract new customers, we plan to continue to invest in product development to strengthen and broaden our product lines. CNH will:

     - introduce products with leading-edge technology, such as the new CX combine and a new line of short radius excavators based on Kobelco technology;

     - tailor product offerings for entering new geographic markets and customer segments;

     - upgrade equipment models with an emphasis on quality, reliability and product simplification, such as the new Axial-Flow combine and the Case M Series backhoe loader; and

     - pursue complementary product lines through strategic partnerships, joint ventures and acquisitions, such as the strategic worldwide alliance with Kobelco Japan, which gives us access to key crawler excavator technology.

     Global Expansion to New Markets

     We view geographical expansion as a major source of future growth and will expand primarily into markets characterized by rapidly increasing food, housing and infrastructure demand. On the construction equipment side, our commitment to growth is evidenced by the recently completed global alliance with Kobelco Japan. This alliance opens Japan and the other markets of the Asia-Pacific region to CNH-built heavy and light equipment. We have demonstrated our commitment to expansion in our agricultural business through our Shanghai joint venture.

     Financial Services Strategy

     Our Financial Services operations are focused on the core business of supporting agricultural and construction equipment sales to our base of equipment dealers and retail customers throughout the world. We have exited the commercial lending and retail financing activities outside our own dealer networks. We plan to expand our support to dealers and customers in as many areas of the world as is feasible, and, if possible, using minimal amounts of invested capital. We continue to explore and develop partnership arrangements with financial service providers and full service rental businesses that will enable us to better serve the financial service needs of our dealers and retail customers. Partnerships similar to our arrangement entered into in 2002 with BPLG, which broadened our product offerings throughout Europe, will continue to be evaluated in other regions.

COMPETITION

     The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA/Renault, Landini and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd., Liebherr-Holding GmbH and Terex; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

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

     Agricultural Equipment

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

     In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH, Steyr (tractors only) and New Holland brands, and to produce in the historical colors of each brand. Management believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors will have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer(R) axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac(R), and front axle mounted hitch for Steyr have been retained as part of each brand's identity.

     Tractors -- Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH, New Holland and Steyr brands. Our tractor product offering covers every market segment, including compact, utility/specialty, all-purpose light, all-purpose heavy, over 100 horsepower, and four wheel drive tractors. Tractors represented approximately 59% of our sales of agricultural equipment in 2002.

     Combine Harvesters -- Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which possesses advantages with respect to certain crops and conditions. Our newly launched CX conventional combine and CR rotary combine are the first of a new generation of modular combines designed so that either of the two different threshing systems can be installed in the same basic combine frame.

     Other Key Product Lines -- Hay and forage equipment is used primarily to harvest or mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/conditioners, hay tedders and rakes, round balers, square balers, and forage harvesters, which may be either self-propelled or pulled by a tractor. We also produce and market a full line of seeding and planting equipment; tillage equipment; sprayers; grape harvesters; sugar cane harvesters; and cotton pickers.

     Parts Support -- We offer a full line of parts for all of our various agricultural equipment product lines.

     Construction Equipment

     Our present brand and product portfolio is the heritage of many companies that have been merged into the global Case or New Holland brand families. Case Construction provides a full line of products on a global scale. The New Holland family has a regionalized focus capitalizing on heritage brand names and customer relationships. For example, Fiat Kobelco focuses on the Japanese-technology segment of the European market, O&K focuses on the segment of the Western European market that prefers German-developed technology and FiatAllis has a strong full-line offering, which serves the Latin American market.

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

     Other Key Product Lines -- In addition, we offer a full range of heavy equipment product lines including wheeled excavators, graders for all applications, dozers, and both articulated and rigid dumpers.

     Parts Support -- We offer a full line of parts for all of our various heavy construction equipment product lines.

     Light Construction Equipment

     Backhoe Loaders -- Backhoe loaders, based on a tractor shaped chassis, combine two of the most important operations of earth-moving equipment, loading and excavating. Our backhoe loaders range from the newest mini-backhoe loader designed for light maintenance and landscaping activities to the largest four wheel drive, four wheel steering machine, which combines the excavating capability of a midi-excavator with the loading capacity and maneuverability of a compact wheel loader. The backhoe loader is one of the most popular light equipment products in the North American market, with a fundamental role in construction applications where flexibility and mobility are required.

     Skid Steer Loaders -- The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. We offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift, covering all market segments.

     Mini-Excavators -- Mini-excavators include all excavators that weigh less than 12 tons. Mini-excavators are the most popular light equipment product in the Western European and Japanese markets. Our new global alliance partner, Kobelco Japan, has the strongest reputation in the world for mini-excavators and is the developer of the short radius technology, which allows the machine's arm to turn 360 degrees within the space of its own tracks. This flexibility creates additional opportunities for machine usage in extremely tight working conditions.

     Other Key Products -- In addition, we offer a full range of compact wheel loaders and telehandlers, which are four wheel drive, four wheel steering machines popular in Europe, equipped with a telescoping arm designed for lifting, digging and loading. Smaller telehandler machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Both can accommodate a wide range of attachments.

     Parts Support -- We offer a full line of parts for all of our various light construction equipment product lines.

     New Products and Markets

     We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. To this end, we are enhancing our new product development program by using common components for our different product lines. Using common components allows us to balance the benefits of product differentiation with the efficiency achieved through greater manufacturing volumes. Common components allow us to preserve the strengths of the various brands, while reducing the total number of product platforms and generating significant cost savings.

     In 2002, 30% of our revenues from the sale of agricultural equipment products and 53% of our revenues from the sale of construction equipment products were derived from new products developed with common components since the merger. In 2001, these percentages were 11% and 15%, respectively. The major application of this approach in 2002 was the all-new high horsepower row crop tractors, the Case IH MXM

Magnum line and the New Holland TG line. These all-new tractor ranges are differentiated to appeal to their respective customer bases, but share significant common componentry.

     The New Holland CR combine harvester, launched in 2002, is a twin rotor combine which shares many components with the New Holland CX conventional combine launched in 2001, including an exclusive integrated precision farming system, higher capacity crop processing and a control center designed for maximum ease of operation and operator comfort. The many innovations in the design of this product line earned the CX combine the 2002 Industrial Design Excellence Award.

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

     On January 10, 2002, we finalized our global alliance with Kobelco Japan and Kobe Steel, Ltd. for the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, we acquired a 65% interest in Kobelco America, Inc. ("Kobelco America") and a 10% interest in Kobelco Japan. Concurrently, Kobelco Japan acquired our construction equipment operations in Australia and China. In July 2002, the European regional alliance between CNH and Hitachi was terminated, and we acquired Hitachi's interest in Fiat-Hitachi Excavator. Concurrent with acquiring Hitachi's interest, CNH, Kobelco Japan and Sumitomo Corporation formed Fiat-Kobelco Machinery S.p.A. (Italy) ("Fiat Kobelco"). Fiat Kobelco generally consists of the former Fiat-Hitachi Excavator and Kobelco Construction Machinery Europe ("Kobelco Europe") businesses. Fiat Kobelco is owned by the venture partners as follows: CNH 75%, Kobelco Japan 20% and Sumitomo Corporation 5%. Additionally, in July 2002, we increased our interest in Kobelco Japan from 10% to 20%. The alliance allows for us to increase our interest in Kobelco Japan from 20% to 35% and Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

PROFIT IMPROVEMENT INITIATIVES

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

     CNH combines the operations of New Holland and Case as a result of their merger on November 12, 1999. A key strategic objective of the merger was the realization of profit improvement initiatives. In 2002, our management broadened the scope of our profit enhancement plan to include opportunities not foreseen in the synergies of the original merger integration plan. Some of these additional initiatives have already been implemented in 2002. In total, we anticipate that the original plan's synergies, together with the new initiatives, will yield a total of $850 million in profit improvements by the end of 2005 as compared to the base levels of revenues and costs incurred in the combined operation of New Holland and Case for the full year 1999. As of December 31, 2002, we have achieved a total of $547 million toward the target of $850 million in profit improvement initiatives by the end of 2005.

     The profit improvements for Equipment Operations are being achieved in the following areas:

     Cross-Selling

     The merger of New Holland and Case has allowed us to enhance revenues and gross profits by selling historical New Holland products to Case customers and historical Case products to New Holland customers. As an interim step towards our planned common platform approach, we expanded the market reach of many of our products by making relatively minor changes to existing products and rebranding them for distribution in another dealer network. Cross-selling accounted for approximately $40 million in merger-related profit improvements through year-end 2001. This program ended with the introduction of common platform products in 2002. We are now tracking the margin improvements related to the common platforms, and we have established a separate incremental target of $280 million in margin improvements by the end of 2005.

     Global Sourcing of Materials

     We have been able to achieve cost savings on materials in a number of ways. The merger has permitted us to benefit from the savings associated with higher volume materials purchases on a global basis. In addition, we have reevaluated our global supplier network and, in some cases, changed suppliers to enhance cost savings. Our manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some of our components.

     For 2002, our management has classified all materials cost savings as part of our profit improvement initiatives. Materials cost savings were approximately $50 million in 2000, $75 million in 2001, and $57 million in 2002.

     Selling, General and Administrative

     The merger, our merger-related restructuring plans and our profit improvement initiatives have reduced SG&A expenses throughout our business by combining functions, reducing employment levels, outsourcing non-core functions and improving our processes. Our management has determined to classify all profit improvements from reductions in SG&A expenses for the period since the merger as part of our profit improvement initiatives. We realized profit improvements from SG&A reductions of $96 million, $110 million and $38 million in 2000, 2001 and 2002, respectively.

     Manufacturing, Depot and Other

     We have realized further cost savings by implementing our plan to rationalize production and close manufacturing plants and parts depots. These actions are evaluated on a plant-by-plant basis and are net of any costs that we incur in order to close a particular plant. Plant rationalization and closures resulted in net cost savings of $19 million in 2002. As the plant and depot rationalization plan continues, we expect continued cost savings in this area.

     We manufacture equipment and components in 45 manufacturing facilities, two of which have been acquired since the merger. Our broad manufacturing base includes facilities in North America, Europe, Latin America, China, Australia, India and Uzbekistan. This total includes facilities, which are operated through joint ventures and alliances. Similar manufacturing techniques are employed in the production of agricultural and construction equipment, resulting in certain economies and efficiencies. See Item 4, Section D. for a list of our major manufacturing locations.

     Historically, the Case manufacturing model was designed with a higher degree of vertical integration. The New Holland manufacturing model had a lower degree of vertical integration and was able to respond more quickly to changes in demand associated with cyclical businesses. As part of our integration strategy, we established the following manufacturing systems rationalization objectives.

     Plant Rationalization -- We have reduced worldwide manufacturing facilities from 60 plants in 1999 to 43 plants (excluding acquisitions) at December 31, 2002. This has been accomplished through the consolidation of manufacturing activities into existing facilities, the sale of non-core operations and the required regulatory divestitures of specific plants and product lines. We plan to further reduce the number of manufacturing facilities to 39 plants (excluding acquisitions) by the end of 2004. Manufacturing capacity utilization is projected to increase from approximately 44% utilization in 1999 and approximately 63% utilization at the end of 2002 to approximately 70% utilization by the end of 2004.

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

     Strategic Outsourcing -- Our strategic outsourcing improves efficiency and competitiveness in several ways. The benefits of outsourcing include: allowing our investments to focus on core competency operations; leveraging the expertise of our supply base; simplifying manufacturing complexity; reducing exposure to business cycles; and mitigating capital expenditures due to new technology or changes in regulation. Our use of strategic outsourcing also extends to non-core services such as information systems and maintenance.

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

RESTRUCTURING

     Our management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. Our goal was to divest or close more than 30% of our manufacturing locations, including those required to be divested by the regulatory authorities, and integrate our manufacturing systems, reduce capacity and increase capacity utilization. In addition, we planned to close approximately 14 of our 45 parts depots while migrating to one global parts system and common parts packaging for parts that could be utilized by multiple brands or distribution networks. As of year-end 2002, we have closed 17 plants and 6 parts depots. Through the consolidation of all functional areas, and excluding the Kobelco Japan alliance and our Shanghai joint venture, our employment levels are down from approximately 36,000 at the time of the merger to 27,100 at December 31, 2002, a reduction of approximately 25%.

     In 2002, 2001 and 2000, we recorded consolidated pre-tax restructuring and other merger related costs of $51 million, $104 million and $157 million, respectively. These merger integration restructuring charges relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling and downsizing existing facilities and other merger related costs.

     See Note 13, "Restructuring" to the Consolidated Financial Statements for further analysis of the Company's restructuring programs.

SUPPLIERS

     We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to price fluctuations in respect of the materials or commodities we purchase.

     We are currently rationalizing our supply chain to substantially reduce the number of our suppliers from over 6,000 at the time of the merger to approximately 3,000. In implementing this program, we are building mutually beneficial partnerships with long-term suppliers based on increased volumes and shared product development activities. We believe that a reduction in the number of suppliers will result in more cost-effective arrangements, lower investment requirements, greater access to technological developments and lower per-unit costs. Although we are increasing our dependence on our remaining suppliers, most of the products that we purchase from our suppliers are available from other sources. As of year-end 2002, we have reduced the number of our suppliers to 4,100.

     In addition to the equipment manufactured by us and our joint ventures, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer, or OEM, allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2002, the total value of OEM purchases comprised less than 11% of our total purchases. Approximately 25% of these purchases were as a result of supply contracts associated with the divestitures, which terminated in 2002.

DISTRIBUTION AND SALES

     We possess one of the industry's most extensive dealer networks. We sell and distribute our products through approximately 12,400 dealers and distributors in more than 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

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

     Exclusive, dedicated dealers generally provide a higher level of market penetration. Therefore, such dealers complement our strategy of full product lines for all global brands. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models sold by our competitors. Elsewhere, our dealers are generally exclusive, but may share complementary products manufactured by other suppliers in other product categories in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us. This is particularly true of specialty products, such as equipment adapted for particular crops or uses.

     In the United States, Canada, Mexico, most of Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the dealer network. In other parts of the world, our products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors' expertise and to minimize our marketing costs. Generally, each of our distributors has responsibility for an entire country.

     We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2002, we operated 36 company-owned dealerships, located in the United States, Canada, Germany, Austria and Spain. In the mature markets, we expect a decrease in the number of our dealers in the coming years, as the process of farm consolidation pressures dealers' financial positions. In North America, we operate a dealer development program that allows approved dealer candidates to purchase dealerships from us over a fixed period of time, with payments being made from the dealer's profits.

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

     In the United States and Canada, we are contractually obligated to repurchase new equipment, new parts, business signs and manuals from former dealers following our termination of the dealership if the former dealer so elects. Outside of North America, repurchase obligations and practices vary by region. In addition to the contractual repurchase obligation, certain jurisdictions have agricultural and construction equipment dealership laws that require us to repurchase new equipment and new parts at statutory amounts.

     In Japan, CNH and H. Shibamoto each own 50% of New Holland HFT Japan Inc. ("HFT"), which distributes our products in that country. HFT imports and sells a full range of New Holland's agricultural equipment through approximately 50 retail sales and service centers located throughout Japan. In order to complete its product offering, HFT also sells certain equipment manufactured by other producers. HFT is the leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.

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

PARTS AND SERVICES

     The replacement parts and associated service business is a major source of revenue for both our company and our dealers. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 19% of our total net sales in 2002.

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

     In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with three major suppliers of warehousing services. TNT provides warehousing services in Latin America and APL Logistics provides similar services for most of the Case/ Case IH distribution channel in North America on a fee for service basis. In North America, Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services to us with respect to parts operations for the New Holland brand, also on a fee for service basis. We handle logistical arrangements directly with respect to parts operations in other areas of the world.

     At December 31, 2002, we operated and administered 39 parts depots worldwide, either directly or through arrangements with our warehouse service providers, including 21 in North America, 12 in Europe, 2 in Latin America and 4 in Australia and New Zealand. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment.

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

     The development of a common global parts system for all products and brands is another key merger profit improvement action that is facilitating the depot rationalization program. We also expect the new parts system to improve parts inventory management and customer service levels. The new system was launched for the North American market in January 2003 and we are developing systems integration and implementation plans for Western Europe.

SERVICE AND WARRANTY

     Our products are warranted to the end user to ensure end-user confidence in design workmanship and material quality. Warranty lengths vary depending on competitive standards established within individual markets. In general, warranties tend to be for one to three years, with some as short as six months, and cover all parts and labor for non-maintenance repairs and wear items, provided operator abuse, improper use or negligence did not necessitate the repair. Warranty on some products is limited by hours of use, and purchased warranty is available on most products in major markets. Dealers submit claims for warranty reimbursement to us and are credited for the cost of repairs if the repairs meet our prescribed standards. Warranty expense is accrued at the time of sale, and purchased warranty revenue is deferred and amortized over the life of the warranty contract.

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

FINANCIAL SERVICES

     Overview

     CNH Capital is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia and Brazil and through our BPLG joint venture in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. CNH Capital has a serviced portfolio of approximately $12 billion, including its joint venture arrangement in Western Europe, with the United States accounting for 62% of the serviced portfolio, Western Europe 19%, Canada 10%, Brazil 5% and Australia 4%. CNH Capital provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to our dealer network.

     CNH Capital's mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and contribute to building dealer and end-user loyalty. Its strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of its services offering, new product development and marketing promotions and events. In addition, CNH Capital is focused on improving credit quality and service levels and increasing operational effectiveness. CNH Capital also plans to grow significantly its financing business in Western Europe as it leverages its joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries it services. CNH Capital also seeks to expand its financing of used equipment through our dealers and related services, including expanded insurance offerings and exploring the full service rental business.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new and existing geographic markets with new retail and wholesale product offerings. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement entered in 2002, allow us to be more responsive to customer needs, introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. Additional joint ventures may also reduce uncertainty and operational risks while utilizing the partner's balance sheet strength and credit rating to support CNH Capital's funding requirements on more advantageous terms.

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

     In the past, in North America, we provided financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment. We also offered a broad range of retail and wholesale financing products, including equipment and commercial loans and leases for other North American manufacturers' products, dealers, distributors and their customers. Due to the higher credit losses in these businesses, CNH Capital discontinued all of the diversified retail financing business in the marine, trucking and forestry industries and in dealer financing not related to its wholesale equipment sales. We are focused on being a captive Financial Services company dedicated solely to the support of our dealers and customers across all our brands. Despite discontinuing new diversified retail financing in 2001, CNH Capital continues to service its existing non-core portfolio, which represents less than 5% of CNH Capital's current serviced portfolio. CNH Capital also strengthened its organization by hiring personnel with specific expertise in our Equipment Operations industries, and by creating a special work-out team to deal with troubled accounts more effectively.

     Outside of North America, CNH Capital is developing its capabilities to service our dealers and customers in more stable markets as legal regulations, business and funding conditions and market and economic conditions permit. Building on our experience in North America, we are introducing products developed in North America into other markets to expand the product offerings and customer service capabilities in those markets. CNH Capital continues to evaluate and implement the most efficient cost structures for expanding its Financial Services business outside of North America. Through joint venture agreements, such as the BPLG arrangement in Western Europe, we seek to leverage our partners' established expertise, cost efficiencies, access to low cost sources of funding and established market presence.

     Today, CNH Capital is focusing primarily on efficient risk management, operational efficiency and strong customer service. We have significantly expanded our risk management procedures at all stages of the financing process, including definition, underwriting, remarketing and recovery. CNH Capital has a dedicated team to address operational improvement opportunities, including the complete re-engineering of some key processes. CNH and its predecessors have a long history of successful financing relationships with North American agricultural and construction equipment customers. We leverage our strong relationships with our existing financing customers to implement innovative customer tools and higher service standards. In 2002, new initiatives included online credit applications with automatic approval, electronic issuance contracts, electronic settlement system for dealers and web-based auctions for remarketing of used equipment.

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

     A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the dealer's unsold equipment assets and are used to facilitate wholesale sales. The dealer credit agreements include a requirement to pay at the time of the retail sale. CNH Capital employees or third party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer's financial strength, payment history and prior performance.

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

     We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged to the borrower. CNH Capital finances the majority of our new equipment sales in the regions where it is present due to its ability to offer below market finance rates as part of special marketing programs offered by our commercial organization. Long-term profitability in our Financial Services operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. CNH Capital relies on the financial markets, intercompany lending and asset-backed securitizations to provide funding for its activities. Presently, CNH Capital's funding strategy in North America is to securitize new originations and to let the existing portfolio of discontinued business run off the books to reduce overall funding requirements.

     We are exploring opportunities in the full service rental business that would expand the rental concept beyond our traditional business of providing operating leases. Such activities would provide a full service proposition to fleet owners, large contractors and other businesses, including service, equipment maintenance, repair, fleet management, logistics services and insurance. Such business models have developed in some Western European heavy equipment markets and could be applicable to our agricultural and construction equipment markets.

     Asset-Backed Securitizations

     CNH Capital periodically has accessed the asset-backed securities market in the United States and Canada and will continue to rely on the availability of liquidity through that market to fund its retail financing programs. We anticipate that, depending on continued market interest and other economic factors, CNH Capital will continue to securitize its retail receivables in the United States, Canadian and Australian markets. CNH Capital's access to the asset-backed securities market will depend in part upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in our industries of operation. CNH Capital typically has entered into two securitization transactions per year in the United States and one to two a year in Canada. During 2002, we completed our first Australian transaction. Typically, retail receivables are originated for a period of six to twelve months before securitization. Securitization transactions, in the United States, are typically approximately $1.0 billion in size and in Canada are generally C$200 million to C$400 million in size. CNH Capital applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our balance sheet.

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

     We operate in multiple jurisdictions and are subject to competition law and other laws and regulations of those jurisdictions. On July 17, 2001, the European Commission issued a Statement of Objections alleging, among other things, that our French and Italian subsidiaries adopted practices limiting sales outside of dealer territories. We submitted a reply to the European Commission and a hearing was held on January 28, 2002. On October 10, 2002, we received a request for additional information, which was provided on October 31, 2002. As of the date of this report, the Commission had not provided a ruling. The European Commission has the power to assess a wide range of fines, penalties and sanctions, which may be significant. Any fines would be assessed by the Commission only after a ruling by the Commission that these subsidiaries engaged in anti-competitive practices. We believe that the allegations should be dismissed. However, we are unable to predict the outcome of this proceeding and, while we intend to appeal the decision if the outcome is unfavorable, we cannot assure you that any fine the Commission might impose would not have a material adverse impact on our business, financial position and results of operations.

     We are party to a lawsuit filed against us in the U.S. District Court for the Southern District of Florida claiming that the plaintiffs have an interest in respect of our subsidiary O&K Orenstein & Koppel AG ("O&K"). The plaintiffs allege that O&K was expropriated from their Jewish grandfather in the 1930's during the Nazi era and sold to other companies. The plaintiffs claim that they are entitled to a 25% ownership interest in O&K and are seeking restitution of that 25% interest as well as monetary damages amounting to profits, dividends and other income derived therefrom. A Transfer Order has been entered transferring this litigation for pre-trial matters from the Florida federal court to the New Jersey Multidistrict Litigation Panel on litigation related to alleged misappropriation of Jewish property during the Nazi era. At our request, the German embassy in the United States filed a Statement of Interest with the court, stating that the German Foundation "Remembrance, Responsibility and the Future" was the appropriate venue for plaintiffs' compensation and recommending the dismissal of this litigation. We have filed accordingly a motion to dismiss. We believe the allegations of the lawsuit are without merit and intend to continue our vigorous defense against the claims.

     On October 29, 2002 the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (the "UAW") and six named individuals filed a class action lawsuit, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.) and Case. The lawsuit alleges breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before that business was transferred to Case in June 1994. El Paso Tennessee Pipeline Co. administers the health insurance programs for these employees. The lawsuit arose after El Paso Tennessee Pipeline Co. notified the retired employees that they will be required to pay a portion of the cost of those benefits. That lawsuit was voluntarily dismissed by the plaintiffs before an answer to the complaint was filed by any defendant. In December 2002, a lawsuit with the same claims and factual basis was filed against Case, and El Paso Tennessee Pipeline Co. as a class action, but without the UAW as a plaintiff. We believe that there is no legal or factual basis for the claims against Case. While we are unable to predict the outcome of this proceeding, we believe that the outcome will not be material to our operations.

     C. ORGANIZATIONAL STRUCTURE.

     As of December 31, 2002, approximately 85% of CNH's outstanding common shares are owned by Fiat Netherlands, a wholly owned subsidiary of Fiat. On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Fiat was founded in Turin on July 11, 1899.

     The Fiat Group is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. The Group also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems. In addition, the Group is involved in other sectors, including insurance, aviation, publishing and communications and service operations.

     As of December 2002, Fiat is one of the world's largest industrial groups, operating in 61 countries with 989 companies, of which 269 subsidiaries and affiliates are located in Italy. Fiat employs over 186,000 people, including approximately 88,000 in Italy.

     Fiat Group companies are organized into eleven operating sectors:
Automobiles, Agricultural and Construction Equipment, Commercial Vehicles, Ferrari, Metallurgical Products, Components, Production Systems, Aviation, Publishing and Communication, Insurance and Services. These companies include Fiat Auto Holdings, CNH Global, Iveco, Ferrari, Teksid, Magneti Marelli, Comau, Fiat Avio, Itedi, Toro Assicurazioni and Business Solutions.

     We have over 120 subsidiaries, limited liability companies, joint ventures and dealer development companies. A listing of our directly and indirectly owned (10% or greater) subsidiaries and affiliates as of December 31, 2002, is set forth in an exhibit to this Form 20-F.

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

     The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2002:

                                                                          APPROXIMATE
          LOCATION                        PRIMARY FUNCTIONS              COVERED AREA*   OWNERSHIP STATUS
          --------                        -----------------              -------------   ----------------
UNITED STATES
Belleville, PA..............  Hay and Forage                                   540                Owned
Benson, MN..................  Agricultural Sprayers                            219                Owned
Burlington, IA..............  Backhoe Loaders; Dozers; Fork Lift Trucks        989                Owned
Burr Ridge, IL..............  Technology (Engineering) Center                  549                Owned
Calhoun, GA.................  Crawler Excavators and Dozers                    267                Owned**
Dublin, GA..................  Compact Tractors                                  60               Leased
East Moline, IL.............  Combine Harvesters; Cotton Pickers             2,375                Owned
Fargo, ND...................  Tractors; Wheel Loaders                          531                Owned
Goodfield, IL...............  Soil Management (Tillage Equipment)              233                Owned
Grand Island, NE............  Combine Harvesters                               680                Owned
Lake Forest, IL.............  Global Management Offices                         65               Leased
New Holland, PA.............  Administrative Facilities; Hay and
                              Forage; Engineering Center                     1,190                Owned

                                                                          APPROXIMATE
          LOCATION                        PRIMARY FUNCTIONS              COVERED AREA*   OWNERSHIP STATUS
          --------                        -----------------              -------------   ----------------
Racine, WI..................  Tractor Assembly; Transmissions; Foundry         943                Owned
Racine, WI..................  Administrative Facilities                        400         Owned/Leased
Wichita, KS.................  Skid Steer Loaders                               455                Owned
ITALY
Imola.......................  Backhoe Loaders; Engineering Center              384                Owned
Jesi........................  Tractors                                         710                Owned
Lecce.......................  Construction Equipment; Engineering
                              Center                                         1,550                Owned
Modena......................  Components                                     1,150                Owned
San Matteo..................  Research and Development                         540                Owned
San Mauro...................  Crawler Excavators                               590                Owned
FRANCE
Coex........................  Grape Harvesters; Engineering Center             280                Owned
Crepy-En-Valois.............  Excavators                                       676                Owned
Croix.......................  Cabs                                             466                Owned
Tracy-Le-Mont...............  Hydraulic Cylinders                              204                Owned
Villepinte..................  Administrative Facilities                         55               Leased
UNITED KINGDOM
Basildon....................  Tractors; Components; Engineering Center;
                              Administrative Facilities                      1,390                Owned
Lincoln.....................  Agricultural Sprayers                             24                Owned
GERMANY
Berlin......................  Construction Equipment; Engineering
                              Center                                         1,113               Leased
Dortmund....................  Administrative Facilities; Test and Parts
                              Centers                                          348               Leased
Heidelberg..................  Administrative and Warehouse Facilities          162                Owned
Neustadt....................  Combine Harvesters                               515                Owned
BRAZIL
Curitiba....................  Tractors; Combine Harvesters; Engineering
                              Center                                           760                Owned
Belo Horizonte..............  Construction Equipment; Engineering
                              Center                                           510                Owned
Piracicaba..................  Sugar Cane Harvesters                            108                Owned
CANADA
Saskatoon...................  Air-Seeding Equipment; Engineering Center        750                Owned
BELGIUM
Antwerp.....................  Components                                       850               Leased
Zedelgem....................  Combine Harvesters; Hay and Forage;
                              Engineering Center                             1,590                Owned
OTHERS
Bundaberg, Australia........  Sugar Cane and Coffee Harvesters                 206                Owned
St. Valentin, Austria.......  Tractors                                         398               Leased
Shanghai, China.............  Tractors                                         775               Leased**
New Delhi, India............  Tractors; Engineering Center                     360                Owned
Plock, Poland...............  Combine Harvesters                             1,020                Owned

---------------
 * in thousands of square feet

** consolidated joint venture

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

     We will incur capital expenditures in connection with matters relating to environmental control and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. Capital expenditures for environmental control and compliance in 2002 were not material and projections for 2003 and 2004 are not expected to be material. The Clean Air Act Amendments of 1990 and European Commission directives affect directly the operations of all of our manufacturing facilities in the United States and Europe currently and in the future. The manufacturing processes affected include painting, coating and foundry operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our financial position or results of operations.

     Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 41 non-owned sites to which Case allegedly sent hazardous substances for disposal ("Waste Sites"). Seventeen of the Waste Sites are on the National Priority List promulgated pursuant to CERCLA. At 37 of the Waste Sites, the monetary amount or extent of our liability has been resolved, we have not been named as a potentially responsible party ("PRP"), or our liability is likely de minimis in comparison with other PRPs. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 41 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our financial position or results of operations.

     We have conducted environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations. The preceding paragraphs regarding environmental matters are forward-looking statements, and the actual costs could differ materially from those costs currently anticipated due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of laws which now and in the future may impose liability for previously lawful disposal and release activities. As we have in the past, we will fund our costs of environmental compliance from operating cash flows.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     We have prepared our financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

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

     A. OPERATING RESULTS.

     2002 COMPARED TO 2001

     Revenues

     Consolidated revenues for 2002 totaled approximately $9,940 million as compared to approximately $9,715 million in 2001. Adjusted for the favorable impact of foreign exchange rates ($55 million) and acquisitions ($305 million), consolidated revenues were essentially flat compared to 2001 despite a declining equipment market. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $9,331 million in 2002 as compared to approximately $9,030 million in 2001. Adjusted for the impact of favorable exchange rates and acquisitions, net sales of equipment were essentially unchanged from 2001 levels.

     Net Sales of Equipment

     Net sales of our Equipment Operations for the years ended December 31, 2002 and 2001 by geographic area were as follows:

                                                                 2002      2001
                                                                ------    ------
                                                                 (IN MILLIONS)
NET SALES
  North America.............................................    $4,140    $4,197
  Western Europe............................................     3,317     3,168
  Latin America.............................................       638       587
  Rest of World.............................................     1,236     1,078
                                                                ------    ------
     Total net sales........................................    $9,331    $9,030
                                                                ======    ======

     Net sales of equipment were up 3% in 2002 reflecting approximately $55 million in favorable currency translation impacts, and acquisitions which accounted for a further increase of $305 million. Overall in 2002, world market demand for major agricultural equipment product lines was approximately 5% higher than in

2001. Increased worldwide demand for tractors and increased demand for combines in Western Europe and Latin America more than offset declines in the North American and Rest of World markets. Our mix of agricultural equipment sales remained relatively constant as our overall tractor market share was essentially unchanged from 2001 while our combine market share increased slightly. World market demand for major construction equipment product lines declined in 2002, reflecting decreased demand in North America and Western Europe partially offset by increases in demand in Latin American and Rest of World markets. World market demand for backhoe loaders and skid steer loaders declined while demand for heavy construction equipment increased. Our mix of sales weakened slightly as our overall backhoe loader and skid steer loader market shares declined, partially offset by an improvement in our heavy construction equipment market share.

    Agricultural Equipment

                                                                 2002      2001
                                                                ------    ------
                                                                 (IN MILLIONS)
NET SALES
  North America.............................................    $2,803    $2,876
  Western Europe............................................     2,141     1,970
  Latin America.............................................       486       420
  Rest of World.............................................       975       807
                                                                ------    ------
     Total net sales........................................    $6,405    $6,073
                                                                ======    ======

     Net sales of agricultural equipment in 2002 were approximately 5% higher than in 2001. This increase was due primarily to increases in wholesale unit sales of tractors and combines and the favorable effects of currency translation, pricing and acquisitions ($55 million). Overall worldwide tractor market demand in 2002, as measured in units, increased by about 5% from 2001 levels, and overall combine demand increased by about 1%. Our overall worldwide retail market share of major agricultural equipment products was less than one-half of a percentage point lower in 2002 compared with 2001.

     In North America, net sales of agricultural equipment decreased by about 3% in 2002 compared with 2001, reflecting lower wholesale tractor and combine unit sales. Total market demand for agricultural tractors in North America increased by about 1%. Demand for under 40 horsepower tractors increased by 6%. Industry demand for mid-sized (40 to 100 horsepower) tractors decreased by about 1%, demand for large two wheel drive tractors over 100 horsepower decreased by approximately 15% while demand for four wheel drive tractors decreased by almost 19%. Combine market demand decreased by about 20%.

     In Western Europe, net sales of agricultural equipment increased by 9%, reflecting lower tractor but higher combine wholesale unit sales and the 5% increase in the average value of the Euro and the 4% increase in the average value of the British Pound, in each case as compared with the U.S. Dollar from 2002 to 2001. Overall tractor market demand, as measured in units, increased by about 5% in 2002 and overall combine market demand increased by about 14%.

     In Latin America, net sales of agricultural equipment in 2002 were 16% higher than in 2001. Wholesale unit sales increased by about 21% and pricing and mix were favorable, but the average value of the Brazilian Real declined by approximately 20% in 2002 compared with 2001. Total market demand for agricultural tractors in Latin America increased by 14%, led by approximately 18% higher market demand for tractors in Brazil, based on unit sales, as the Brazilian government sustained its programs to assist farmers in purchasing equipment. Total market demand for combines rose by about 25%, with total industry unit sales of combines in Brazil increasing by about 38%.

     In markets throughout the Rest of the World, net sales of agricultural equipment in 2002 increased by approximately 21% compared to 2001. Wholesale unit sales of tractors in 2002 were higher than in 2001, while unit sales of combines declined slightly. The increase in Rest of World markets was also due partially to an increase in the value of the Australian Dollar as compared with the U.S. Dollar by about 5% from 2001 to 2002.

     Construction Equipment

                                                                 2002      2001
                                                                ------    ------
                                                                 (IN MILLIONS)
NET SALES
  North America.............................................    $1,337    $1,321
  Western Europe............................................     1,176     1,198
  Latin America.............................................       152       167
  Rest of World.............................................       261       271
                                                                ------    ------
     Total net sales........................................    $2,926    $2,957
                                                                ======    ======

     Net sales of construction equipment decreased by approximately 1% in 2002 compared with 2001. Excluding acquisitions, sales declined by approximately 9%. The decline in net sales reflects lower wholesale unit sales of backhoe loaders and skid steer loaders in the North American and Western European markets, partially offset by higher unit sales of heavy construction equipment products in the North American and Rest of World markets. Our overall unit sales decreased in 2002 by about 10%. Overall worldwide market demand as measured in units decreased by about 4% from 2001 to 2002, led by a 10% decline in the worldwide market demand for skid steer loaders for which we are the second largest producer in the industry, followed closely be an 8% decline in worldwide market demand for backhoe loaders, for which we are the industry leader. Worldwide market demand for heavy construction equipment increased by approximately 2%. Our overall worldwide retail market share declined by less than two percentage points in 2002 compared with 2001.

     In North America, net sales of construction equipment increased by approximately 1% in 2002 compared with 2001, reflecting primarily the acquisition of Kobelco America, which occurred in the first quarter of 2002. Excluding Kobelco America, wholesale unit sales of backhoe loaders and skid steer loaders declined while unit sales of heavy construction equipment products increased. The total market demand for construction equipment decreased by about 12%, including a 17% decline in demand for backhoe loaders, a 14% decline in demand for skid steer loaders and a 12% decline in demand for heavy construction equipment.

     In Western Europe, net sales of construction equipment decreased by 2% including the acquisition of Kobelco Europe in the third quarter of 2002. Excluding Kobelco Europe, the decline in CNH's net sales reflected 10% lower wholesale unit sales, partially offset by the 5% increase in the value of the Euro and the 5% increase in the value of the British Pound from 2001 to 2002. Overall market demand, as measured in units, decreased by approximately 9% in 2002.

     In Latin America, net sales of construction equipment decreased by 9% in 2002 compared with 2001. The decrease in net sales was principally due to the decline in the average value of the Brazilian Real by approximately 20% in 2002 compared with 2001, and a decrease of 9% in wholesale unit sales in that region. Total market demand, as measured in units, increased by about 2%, including a 4% increase in market demand for backhoe loaders, a 2% increase in Latin American market demand for heavy construction equipment and flat market demand for skid steer loaders.

     In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment decreased by 4% in 2002 compared with 2001. The reduction in net sales is primarily due to the sale of CNH's construction equipment operations in Australia and China to Kobelco Japan.

     Finance and Interest Income

     Consolidated finance and interest income declined from $685 million in 2001 to $609 million in 2002 largely due to the decrease in Financial Services revenues. Revenues for Financial Services totaled $641 million in 2002, down $98 million from the $739 million reported in 2001. The decline in revenues was primarily caused by an approximately $110 million decrease in finance and interest income earned on retail and wholesale receivables in 2002 due principally to a 1.21% decrease in the average yield and a decrease in the average balance of outstanding retail and wholesale receivables of approximately $320 million.

Securitization related revenues remained essentially unchanged. As a partial offset, revenues from operating leases increased slightly.

     Costs and Expenses

     Costs of goods sold increased by $316 million to $7,902 million in 2002, but as a percentage of net sales of equipment increased slightly from 84.0% in 2001 to 84.7% in 2002. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 15.3% in 2002 as compared to 16.0% in 2001. This decline in gross margin reflected a decline in the gross margin of construction equipment from 15.3% in 2001 to 11.4% in 2002, that was only partially offset by an increase in the gross margin of agricultural equipment from 16.4% in 2001 to 16.9% in 2002. In total, gross margin deterioration was principally due to lower absorption of fixed costs, pricing pressures and unfavorable mix, all primarily related to construction equipment, that was partially offset by favorable agricultural equipment volume and pricing, the favorable impact of the Shanghai joint venture and the global alliance with Kobelco Japan completed during the year and a total of $76 million of merger-related profit improvements, primarily related to lower material costs.

     In 2002, consolidated SG&A expenses declined by $130 million to $1,094 million from $1,224 million in the prior year, as those expenses declined in both Equipment Operations and Financial Services. In Equipment Operations, SG&A expenses declined by $31 million to $884 million in 2002 from $915 million in 2001, or expressed as a percentage of net sales of equipment, a decrease from 10.1% in 2001 to 9.5% in 2002. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction in pre-acquisition salaried headcount by approximately 700 persons. These reductions were principally due to the ongoing cost reduction initiatives and merger integration profit improvement activities initiated by us totaling approximately $38 million and by reductions in bad debt expense. These actions were partially offset by higher employee medical and pension costs, the impacts of inflation and the strengthening Euro, U.K. Pound and Australian Dollar on overseas SG&A expenses and by the inclusion in 2002 of SG&A costs from our Shanghai joint venture, Kobelco America and Kobelco Europe, which increased year-end salaried headcount by approximately 500 persons. SG&A expenses in Financial Services decreased by $104 million due to lower loan loss provisions of approximately $106 million, on a pre-tax basis, which were mainly due to a reduction in loans in the non-core businesses and reductions in the impairment charge related to retained interests in ABS trust facilities.

     Non-core financing activities were discontinued during 2001. During 2002, the non-core portfolio decreased 39% due to liquidations and write-offs, and the non-core portfolio loss provision also decreased.

     Although we believe that the cessation of originations in these non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions for these portfolios if there is a further, unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these North American non-core portfolios relative to our total loan portfolios and certain performance-related data as of December 31, 2002 and 2001:

                                                                2002     2001
                                                                -----    -----
                                                                (IN MILLIONS)
Non-core portfolio..........................................    $ 570    $ 939
                                                                =====    =====
Percentage of total portfolio...............................       5%      10%
                                                                =====    =====
Delinquency percentage*.....................................      28%      25%
                                                                =====    =====
Annual loss percentage......................................    8.66%    6.45%
                                                                =====    =====
Loss provision provided.....................................    $  63    $ 110
                                                                =====    =====

---------------
* Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

     By comparison, delinquency percentages for our North American core portfolio were 3.9% and 4.3% for 2002 and 2001, respectively, and annual loss percentages for the North American core portfolio remained constant at 0.8% for both 2002 and 2001.

     Ongoing research and development ("R&D") expenses declined by $23 million from $306 million in 2001 to $283 million in 2002. Expressed as a percentage of net sales of equipment, R&D expenses declined slightly to 3.0% in 2002 compared with 3.4% in 2001 due to the timing of costs related to various phases of new model development programs and new product launches in the two years.

     Our consolidated worldwide employment level has increased by approximately 400 persons from approximately 28,100 at the end of 2001 to approximately 28,500 at the end of 2002. This includes an increase of approximately 1,500 persons related to the Kobelco Japan global alliance and Shanghai joint venture, which were completed during 2002. Excluding acquisitions, consolidated worldwide employment levels have been reduced to approximately 27,100 in 2002 compared with 28,100 at the end of 2001 and approximately 36,000 at the time of the merger in late 1999. On this basis, total employment has now been reduced by approximately 8,900, or 25%, since the merger; salaried employment has been reduced by approximately 30% from approximately 15,200 at the time of the merger to approximately 10,700 at year-end 2002. Including acquisitions, year-end 2002 salaried headcount also declined from approximately 11,400 at year-end 2001 to approximately 11,200 at year-end 2002.

     During 2002, we recorded $51 million in restructuring costs for the CNH Merger Integration Plan, including $50 million in Equipment Operations and $1 million in Financial Services. These restructuring costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities. The CNH Merger Integration Plan realized $114 million in annual profit improvements related to product offerings made available through our multiple distribution channels in 2002 in addition to the $430 million realized in 2000 and 2001. These cumulative annual profit improvements total $547 million in ongoing profit improvements compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. See Note 13, "Restructuring" to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

     As a result of the successes we have had in implementing our merger integration and development plan and because of additional opportunities identified since the merger, we now expect to achieve $850 million in annual profit improvements by year-end 2005, including the approximately $547 million of annual profit improvements achieved through 2002 as compared to the base levels of revenues and costs incurred in the combined equipment operations of New Holland and Case for the full year 1999.

     The profit improvements for Equipment Operations are being achieved in the following areas:

     Cross-Selling

     The merger of New Holland and Case has allowed us to enhance revenues and gross profits by selling historical New Holland products to Case customers and historical Case products to New Holland customers. As an interim step towards our planned common platform approach, we expanded the market reach of many of our products by making relatively minor changes to existing products and rebranding them for distribution in another dealer network. Cross-selling accounted for approximately $40 million in merger-related profit improvements through year-end 2001. This program ended with the introduction of common platform products in 2002. We are now tracking the margin improvements related to the common platforms, and we have established a separate incremental target of $280 million in margin improvements by the end of 2005.

     Global Sourcing of Materials

     We have been able to achieve cost savings on materials in a number of ways. The merger has permitted us to benefit from the savings associated with higher volume materials purchases on a global basis. In addition, we have reevaluated our global supplier network and, in some cases, changed suppliers to enhance cost savings. Our manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some of our components.

     For 2002, our management has classified all materials cost savings as part of our profit improvement initiatives. Materials cost savings were approximately $50 million in 2000, $75 million in 2001, and $57 million in 2002.

     Selling, General and Administrative

     The merger and our merger-related restructuring plans have reduced SG&A expenses throughout our business by combining functions, reducing employment levels, outsourcing non-core functions and improving our processes. Our management has determined to classify all profit improvements from reductions in SG&A expenses for the period since the merger as part of our profit improvement initiatives. We realized profit improvements from SG&A reductions of $96 million, $110 million and $38 million in 2000, 2001 and 2002, respectively.

     Manufacturing, Depot and Other

     We have realized further cost savings by implementing our plan to rationalize production and close manufacturing plants and parts depots. These actions are evaluated on a plant-by-plant basis and are net of any costs that we incur in order to close a particular plant. Plant rationalization and closures resulted in net cost savings of $19 million in 2002. As the plant and depot rationalization plan continues, we expect continued cost savings in this area.

     Historically, the Case manufacturing model was designed with a higher degree of vertical integration. The New Holland manufacturing model had a lower degree of vertical integration and was able to respond more quickly to changes in demand associated with cyclical businesses. As part of our integration strategy, we established the following manufacturing systems rationalization objectives.

     Plant Rationalization -- We have reduced worldwide manufacturing facilities from 60 plants in 1999 to 43 plants (excluding acquisitions) at December 31, 2002. This has been accomplished through the consolidation of manufacturing activities into existing facilities, the sale of non-core operations and the required regulatory divestitures of specific plants and product lines. We plan to further reduce the number of manufacturing facilities to 39 plants (excluding acquisitions) by the end of 2004. Manufacturing capacity utilization is projected to increase from approximately 44% utilization in 1999 and approximately 63% utilization at the end of 2002 to approximately 70% utilization by the end of 2004.

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

     Strategic Outsourcing -- Our strategic outsourcing improves efficiency and competitiveness in several ways. The benefits of outsourcing include: allowing our investments to focus on core competency operations; leveraging the expertise of our supply base; simplifying manufacturing complexity; reducing exposure to business cycles; and mitigating capital expenditures due to new technology or changes in regulation. Our use of strategic outsourcing also extends to non-core services such as information systems and maintenance.

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

     The reduction in consolidated interest expense from $726 million in 2001 to $554 million in 2002 was principally due to lower borrowings resulting from the June 2002 public offering of common shares and the concurrent conversion of debt with Fiat to equity and lower average interest rates. Interest expense in Equipment Operations decreased to $466 million in 2002 from $585 million in 2001 primarily as a result of the Fiat debt conversion as described above. The decrease in Financial Services interest expense of $97 million to $242 million was mainly due to lower average funding costs and to lower average borrowing levels supporting the approximately $400 million lower average balances of on-book retail and wholesale receivables and operating leases. In 2002, we incurred $236 million in consolidated interest expense relating to financing from Fiat as compared to $358 million in 2001.

     Other, net decreased to $182 million in 2002 from $193 million in 2001. The decrease in other expenses was primarily attributable to the adoption of SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Thus, the expense incurred in 2001 as a result of amortizing such goodwill and intangibles did not recur in 2002. The decrease in goodwill was partially offset by higher pension and medical benefit costs for retired, inactive employees.

     During 2002, total equity in income (loss) of unconsolidated subsidiaries and affiliates increased by $27 million to a net profit of $19 million as compared to net loss of $8 million in 2001. Financial Services equity in income of unconsolidated subsidiaries decreased $2 million during 2002 due primarily to the liquidation of pre-merger joint venture activities in Europe and start-up costs related to the new BPLG joint venture in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from a loss of $14 million in 2001 to a profit of $15 million in 2002. The improvement was primarily due to the non-recurrence of the devaluation of the Turkish Lira that occurred in the first quarter of 2001.

     Cumulative Effect of a Change in Accounting Principle, Net of Tax

     In January 2002, we adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and annually thereafter.

     We have identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, we have relied on two valuation models: guideline company method and discounted cash flow.

     Upon adoption of SFAS No. 142 and effective in the first quarter of 2002, we recorded a one-time, non-cash charge of approximately $325 million, including approximately $6 million related to an equity method joint venture, to reduce the carrying value of goodwill attributed to our Construction Equipment reporting unit. Such charge is reflected as a cumulative effect of change in accounting principle, net of tax, in the accompanying consolidated statements of operations.

     The impairment is associated principally with goodwill recorded in connection with New Holland 's acquisition of Case in 1999. The impairment is primarily a result of the decline in the construction equipment market experienced by CNH and its competitors since the acquisition.

     Tax Rates -- Consolidated

     Our principal wholly owned manufacturing operations are located in the United States, Italy, the United Kingdom, Belgium, France, Germany, Canada and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for CNH as a whole. The highest statutory tax rate in these countries in the years ended December 31, 2002 and 2001 was 44% in Canada. The lowest statutory tax rate in these countries was 30% in the United Kingdom for both 2002 and 2001.

     Our effective tax rate was approximately 3% in 2002. Excluding the impact of the cumulative effect of a change in accounting principle, our effective tax rate, was approximately 13% in 2002 compared to 24% in 2001. For an analysis of the principal factors affecting our effective tax rate, see Note 12, "Income Taxes" to the Consolidated Financial Statements.

     Net Income

     The consolidated net loss in 2002 was $426 million, compared with a net loss of $332 million in 2001. On a diluted basis, losses per share were $4.40 and $6.00 per share in 2002 and 2001, respectively, based on diluted weighted average shares outstanding of 96.9 million and 55.4 million in 2002 and 2001, respectively. On a consolidated basis, the loss before cumulative effect of change in accounting principle and restructuring and other merger related costs, net of tax, was $63 million in 2002 as compared to a net loss of $253 million in 2001.

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

     During 2002, the average change in the currencies of our major operations as compared with the U.S. Dollar were increases in the average values of the Euro by 5.1%, the Australian Dollar by 5.1% and the British Pound by 4.1%. The average value of the Canadian Dollar declined by 1.4%, the value of the Japanese Yen declined by 3.2% and the Brazilian Real by 19.5%. The impact of these movements increased net sales by approximately $55 million or 0.6% and reduced the absolute gross margin by $52 million or 3.6%. The impact on net income was approximately $46 million unfavorable, as the impact on overhead costs was favorable.

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

     Net Sales of Equipment

     Net sales of our Equipment Operations for the years ended December 31, 2001 and 2000 by geographic area were as follows:

                                                           2001     2000
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $3,168   $3,613
  North America.........................................   4,197    4,072
  Latin America.........................................     587      633
  Rest of World.........................................   1,078    1,019
                                                          ------   ------
     Total net sales....................................  $9,030   $9,337
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

     Agricultural Equipment

                                                           2001     2000
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $1,970   $2,181
  North America.........................................   2,876    2,510
  Latin America.........................................     420      413
  Rest of World.........................................     807      773
                                                          ------   ------
     Total net sales....................................  $6,073   $5,877
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

     Construction Equipment

                                                           2001     2000
                                                          ------   ------
                                                           (IN MILLIONS)
NET SALES
  Western Europe........................................  $1,198   $1,432
  North America.........................................   1,321    1,562
  Latin America.........................................     167      220
  Rest of World.........................................     271      246
                                                          ------   ------
     Total net sales....................................  $2,957   $3,460
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

     In 2001, SG&A expenses declined by $53 million to $1,224 million from $1,277 million in the prior year. This decrease is more than explained by the decline in SG&A expenses in Equipment Operations to $915 million in 2001 from $1,007 million in 2000, or expressed as a percentage of net sales of equipment, a decrease from 10.8% in 2000 to 10.1% in 2001. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction in salaried headcount. These reductions were principally due to the divestitures required by the U.S. and European regulatory authorities, ongoing cost reduction initiatives and merger integration profit improvement activities initiated by us. These actions resulted in a reduction in SG&A expenses of approximately $110 million in 2001. Partially offsetting the decline in SG&A expenses of Equipment Operations, SG&A expenses in Financial Services increased by $40 million, primarily due to higher loan loss provisions of approximately $30 million, on a pre-tax basis, which were mainly due to loans made in the non-core businesses.

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

                                                                2001      2000
                                                                -----    ------
                                                                 (IN MILLIONS)
Non-core portfolio..........................................    $ 939    $1,413
                                                                =====    ======
Percentage of total portfolio...............................      10%       14%
                                                                =====    ======
Delinquency percentage*.....................................      25%       18%
                                                                =====    ======
Annual loss percentage......................................    6.45%     3.60%
                                                                =====    ======
Loss provision provided.....................................    $ 110    $   72
                                                                =====    ======

---------------
*Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

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

     During 2001, we recorded $104 million in restructuring and other merger related costs for the CNH Merger Integration Plan, including $97 million in Equipment Operations and $7 million in Financial Services. These restructuring and other merger related costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and other merger related costs. The CNH Merger Integration Plan realized $278 million in annual profit improvements related to product offerings made available through our multiple distribution channels in 2001 in addition to the $155 million realized in 2000. These annual profit improvements total $433 million in ongoing profit improvements compared to the base levels of revenues and costs incurred in the combined operations of New Holland and Case for the full year 1999. During 2000, we recorded $157 million in restructuring and other merger related costs for the CNH Merger Integration Plan. See Note 13, "Restructuring" to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

     The reduction in consolidated interest expense from $793 million in 2000 to $726 million in 2001 was principally due to lower average interest rates, partially offset by increased borrowings. Interest expense in

Equipment Operations increased to $585 million in 2001 from $542 million in 2000 primarily as a result of increased borrowings to support increased intersegment lending by Equipment Operations to Financial Services, which yielded lower funding costs than Financial Services would otherwise have been able to obtain. The decrease in Financial Services interest expense of $71 million to $339 million was mainly due to lower average funding costs, partially offset by higher average borrowing levels to support the higher balances of retail and wholesale receivables. In 2001, we incurred $358 million in interest expense relating to its financing from Fiat as compared to $291 million in 2000.

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

     Tax Rates -- Consolidated

     Our principal wholly owned manufacturing operations are located in the United States, Italy, the United Kingdom, Belgium, France, Germany, Canada and Brazil and these jurisdictions therefore have the most significant impact on the effective tax rate for CNH as a whole. The highest statutory tax rates for the years ended December 31, 2001 and 2000 were 44% in Canada in 2001 and 53% in Germany in 2000. The lowest statutory tax rate in these countries was 30% in the United Kingdom for both 2001 and 2000. Our effective tax rate was approximately 24% in 2001 and 29% in 2000. For an analysis of the principal factors affecting our effective tax rate, see Note 12, "Income Taxes" to the Consolidated Financial Statements.

     Net Income

     The consolidated net loss in 2001 was $332 million, compared with a net loss of $381 million in 2000. On a diluted basis, losses were $6.00 and $8.95 per share in 2001 and 2000, respectively. On a consolidated basis, the loss before restructuring and other merger related costs, net of tax, was $253 million in 2001 as compared to a net loss of $269 million in 2000.

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

     Off Balance Sheet Financing

     In connection with our securitization of retail receivables, we retain interest only strips and other interests in the securitized receivables. Interest only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. Our retained interests are subordinate to the investors' interests. Gain or loss on sale of receivables depends in part on the fair value of the retained interests at the date of transfer. Additionally, retained interests after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. We estimate fair value based on the present value of future expected cash flows using our estimate of key assumptions -- credit losses, prepayment spreads, and discount rates commensurate with the risks involved. While we use our best estimates, there can be significant differences between those estimates and actual results.

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

     Recoverability of Long-lived Assets

     Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. Reference is made to
Note 2, "Summary of Significant Accounting Policies" of the Consolidated Financial Statements for further information on our accounting practices related to Long-lived assets. Our estimates of undiscounted cash flow related to recoverability of assets other than goodwill and intangible assets with indefinite lives may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of the business merger between Case and New Holland. Upon adoption of SFAS No. 142 in the first quarter of 2002, CNH recorded a one-time, non-cash charge of approximately $325 million, net of tax, to reduce the carrying value of goodwill attributed to its Construction Equipment reporting unit. In the future, goodwill and indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

     Realization of Deferred Tax Assets

     We have deferred tax assets of $2,782 million and a valuation allowance against these assets of $982 million as of December 31, 2002. Of this amount, $1,294 million of the deferred tax assets and a corresponding valuation allowance of $606 million relate to tax loss carryforwards.

     We have recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In completing this determination, we generally evaluate by taxing jurisdiction recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carryforwards expire as well as the impact of our profit improvement initiatives on future earnings. Our expectations of future profitability were based on assumptions regarding our market share, the profitability of new model introductions and the benefits from our capital and operating restructuring actions. In the event that we were to, in the future, determine that we would be able to realize some or all of the deferred tax assets which had a valuation allowance, the reversal of the valuation allowance would increase income in the period such determination was made, provided that the valuation allowance was not related to a deferred tax asset of Case that existed at the date of the Case acquisition. Likewise, we cannot assure that we will generate the future taxable income necessary to realize all or part of our deferred tax assets and that in the future these assets will not require the recording of an additional valuation allowance. A determination by us that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized could adversely impact our results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made. If adjustments are required to the valuation allowance related to deferred tax assets of Case that existed at the date of the Case acquisition, any future decrease of the related Case valuation allowance would not impact the results of operations. Rather, an adjustment would be made reducing goodwill recorded in the Case acquisition. Any future increases in the valuation allowance for deferred tax assets that existed at the Case acquisition date will impact the results of operations as an additional charge recorded to tax expense.

     Reference is made to Note 12, "Income Taxes" of the Consolidated Financial Statements for further information on our accounting practices related to the realizability of deferred tax assets.

     Modification Programs and Warranty Costs

     Reference is made to Note 2, "Summary of Significant Accounting Policies" and Note 16, "Commitments and Contingencies" of the Consolidated Financial Statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs. Our warranty obligation is affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required.

     Defined Benefit Pension and Other Post-Retirement Benefits

     We sponsor pension and other retirement plans in various countries. In the United States and the United Kingdom, we have major defined benefit plans that are separately funded. Our plans in Germany are not funded. Benefits for salaried employees in the U.S. plan were frozen for pay and service as of December 31, 2000. Several statistical and judgmental factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as determined by us within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other post-retirement benefit expenses recorded by us. Due to the poor performance of equity markets in 2002, the value of CNH pension fund assets, has declined. Since U.S. plan assets have earned a rate of return of less than the assumed rate of 9% in the past three years, our management has reevaluated this assumption. Although not a guarantee of future results, the average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, reflect a return of 11.45% over the last ten years and 14.05% over the past 20 years. After considering all relevant factors, management has reduced its estimate of the expected long-term rate of return on plan assets. Beginning in 2003, management will reduce this rate to 8.75% from 9% for the U.S. plans. Rates have also been reduced for non-U.S. plans to between 6.00% and 7.25%. We will continue to review and update this assumption on an annual basis.

     The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans' historical returns, their asset allocation and investment strategies, as well as the views of investment managers and other large pension plan sponsors.

     Additionally, we have experienced a continuing high level of other postretirement employee benefit costs, principally related to healthcare, during 2002. Consequently, we will maintain the 2002 annual estimated rate of increase in the per capita cost of healthcare at 10% for 2003 despite earlier expectations that this rate would decrease.

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

NEW ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, we adopted this new accounting standard on January 1, 2003. We believe the adoption of SFAS No. 143 will not have a material impact on our financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we adopted this new accounting standard on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS No. 145") which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." It also amends FASB Statement No. 13, "Accounting for Leases," to address certain lease modifications and requires sale-leaseback accounting for certain modifications. In addition, it makes other nonsubstantive technical corrections to existing authoritative pronouncements. Adoption of SFAS No. 145 is required for our fiscal year beginning January 1, 2003. We believe the adoption of SFAS No. 145 will not have a material impact on our financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF Issue No. 94-3"). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in that statement was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated by us after December 31, 2002. We are in the process of assessing what impact, if any, SFAS No. 146 may have on our consolidated financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34) ("Interpretation No. 45"). Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. We adopted the initial recognition and initial measurement provisions of Interpretation No. 45 on January 1, 2003. We are evaluating the impact the adoption of Interpretation No. 45 will have on our financial statements. The disclosure requirements of Interpretation No. 45, which were required immediately, did not have a material effect on our financial statements for the year ended December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure (an amendment of FASB Statement No.
123) ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have complied with the disclosure requirements of SFAS No. 148 as of December 31, 2002. We will continue to use the intrinsic value method of accounting for stock-based employee compensation in 2003.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)" ("Interpretation No. 46") which provides consolidation guidance for certain Variable Interest Entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. Interpretation No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

     We have not completed our evaluation of Interpretation No. 46 and have not assessed the impact the adoption may have on our financial position or results of operations. If it is determined that we have entities which qualify as VIEs, then we may be required to include the assets and liabilities (or some portion thereof) of these entities in our consolidated financial statements beginning in the third quarter of 2003. See Note 4, "Accounts and Notes Receivable" of the Consolidated Financial Statements for additional information.

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

     Consolidated long-term debt as of December 31, 2002 was $5,115 million, including $1,118 million of current maturities. Consolidated long-term debt consists of $1,095 million in bonds and medium term notes, $2,799 million of affiliated notes and $205 million of medium term loans with banks. The remaining $1,016 million was related to the use of credit lines with banks.

     Short term debt as of December 31, 2002 was $2,749 million. This balance consisted of $167 million of asset-backed commercial paper, $1,086 million of borrowings under credit lines and affiliated notes with Fiat and Fiat affiliates, $373 million of borrowings under credit lines with banks and $1,123 million from the sales of receivables with recourse.

     As of December 31, 2002, our consolidated debt was $7,864 million. Consolidated debt, less intersegment debt and cash and cash equivalents ("Net Debt") was $7,089 million at the end of 2002. Related party debt was $3,885 million, with an additional $1,138 million guaranteed by Fiat or a Fiat subsidiary at December 31, 2002.

     Net of intersegment activity and cash and cash equivalents, Equipment Operations Net Debt was $3,524 million and Financial Services Net Debt was $3,565 million at December 31, 2002.

     On December 31, 2002, our outstanding debt with Fiat and its affiliates was approximately 50% of our consolidated debt, compared with 60% at December 31, 2001. In 2002, we paid a guarantee fee to Fiat of between 0.03125% per annum and 0.125% per annum on the average amount outstanding under facilities they guarantee. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     Net Debt

     Our consolidated Net Debt as of December 31, 2002 and 2001 is as follows:

                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Short-term borrowings.......................................  $2,749   $3,217
Long term-borrowings, including current maturities..........   5,115    6,646
Cash and cash equivalents...................................    (775)    (663)
                                                              ------   ------
Net indebtedness............................................  $7,089   $9,200
                                                              ======   ======

     The year-over-year decrease in total net indebtedness at December 31, 2002 was mainly due to receipt of $201 million in net proceeds from the June 2002 common stock public offering and the exchange for common stock of $1.3 billion of debt owed to majority shareholder Fiat. Also impacting the balance of Net Debt was the $479 million reduction of receivables carried by Financial Services and the $335 million reduction of Equipment Operations inventories. These positive actions were partially offset by the Equipment Operations net loss for the year. The decrease in our long term borrowing at December 31, 2002, reflected the effects of the Fiat debt exchange and the repayment of maturing notes to Fiat and third parties.

     Cash Flow from Operating Activities

                                                        FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                       ---------------------
                                                        2002    2001    2000
                                                       ------   -----   ----
                                                           (IN MILLIONS)
Equipment Operations.................................  $  469   $(268)  $285
Financial Services...................................     709      86    523
Eliminations.........................................       3      --     --
                                                       ------   -----   ----
Consolidated.........................................  $1,175   $(182)  $808
                                                       ======   =====   ====

     In 2002, cash provided by operating activities primarily related to the reduction of receivables held by Financial Services and the reduction of Equipment Operations inventories and other working capital which more than offset Equipment Operations net losses and cash restructuring payments. In 2001, cash used in operating activities primarily related to increased working capital, cash restructuring payments and losses in Equipment Operations.

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

     Cash Flow from Investing Activities

     Cash used by investing activities was $459 million in 2002, $272 million in 2001 and $296 million in 2000. While in 2001 and 2000 total expenditures for property, plant and equipment and equipment on operating leases were partially offset by proceeds from divestitures, in 2002 acquisitions, net of divestitures, accounted for an additional use of cash for $234 million.

     Expenditures for property, plant and equipment in 2002, 2001 and 2000 totaled $241 million, $229 million and $228 million, respectively. We made these capital expenditures to acquire the property, plant and equipment necessary to introduce new products, enhance manufacturing efficiency, integration of operations and further environmental and safety programs.

     Cash Flow from Financing Activities

     Cash used by financing activities in 2002 was $576 million, primarily linked to the repayment of short-term debt facilities by Financial Services. In 2001, cash provided by financing activities was $263 million, while in 2000 cash used by financing activities was $42 million. In all three years, we increased our ratio of long-term debt to total debt as part of our financing and liquidity management policy.

     Securitization Programs for Sale of Receivables

     Retail

     We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources while contributing to lower our overall cost of funds. We use special purpose entities ("SPEs") in securitization transactions to achieve, for the benefit of securitization investors, segregation of the receivables securing the securities issued by the SPE so that they would be beyond the reach of our creditors. This allows the SPE to issue highly-rated securities in a highly liquid and efficient market, thereby providing us with a cost-effective source of funding. Termination of the activities described below would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources could increase our cost of funds and reduce our profit margins, which could materially adversely affect our results of operations.

     Our receivable asset securitization program is further described in Note 4, "Accounts and Notes Receivable" to the Consolidated Financial Statements. In the program, retail finance receivables are sold to limited purpose, bankruptcy-remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities and make payments on the securities. At December 31, 2002, $4.1 billion of asset-backed securities issued to investors out of U.S., Canadian and Australian trusts were still outstanding with weighted average remaining maturities of 18 months, 15 months and 19 months, respectively.

     Due to the nature of the assets held by the trusts and the limited nature of each trust's activities, they are each classified as a qualifying special purpose entity ("QSPE") under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." ("SFAS No. 140"). In accordance with SFAS No. 140, assets and liabilities of QSPEs are not consolidated in our consolidated balance sheets.

     We agree to service the receivables transferred to the QSPEs for a fee and earn other related ongoing income customary with the programs and in accordance with generally accepted accounting principles. We also may retain all or a portion of senior and subordinated interests in the QSPEs; these interests are reported as assets in our Consolidated Balance Sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in Note 4, "Accounts and Notes Receivable" to the Consolidated Financial Statements.

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

     These facilities consist of a 364-day, $450 million facility that is renewable annually (most recently in March 2003) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003 and a 364-day, C$325 million facility that is renewable annually (most recently in October 2002) upon agreement of the parties, E155 million of which expires in April 2004. At December 31, 2002, $958 million and C$325 million were outstanding under these facilities. Additional information regarding these transactions is described in Note 4, "Accounts and Notes Receivable" to the Consolidated Financial Statements.

     At December 31, 2002, the E155 million facility provided that sales to such facility would be terminated if Fiat's long-term rating were downgraded below BB- (by Standard & Poor's) or Ba3 (by Moody's). Under this event of termination, we would have been restricted from selling additional receivables into the facility as they were originated, and the existing debt outstanding on the facility would have liquidated commensurate with the liquidations on the pool of receivables financed through the facility.

     At December 31, 2002 and as of the date of this report, our long-term unsecured debt was rated BB by Standard & Poor's and Ba2 by Moody's, Fiat's short-term unsecured debt was rated A-3 by Standard & Poor's and Not-Prime by Moody's and Fiat's long-term unsecured debt was rated Ba1 by Moody's.

     We are attempting to restructure this facility so that a ratings downgrade is linked to an increase in the level of the collateral, instead of the termination of the sale of receivables into the facility. However, we cannot ensure that our efforts will be successful. In the event that these credit rating downgrades occur, and we are unable to obtain financing under this securitization facility, our financing capacity under our other sources of funding, including committed and uncommitted lines of credit and intercompany borrowing with Fiat and Fiat affiliates, would be used to facilitate continued receivables origination. To the extent that the current facilities and credit lines are not sufficient, our loan origination activity could be reduced, impacting the financial results of the Financial Services operations. See also "-- Funding Strategy."

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

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company's equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

     Term Loan Agreements and Other Long-Term Debt

     At the time of the merger of New Holland and Case, we borrowed $3,000 million from two 364-day credit facilities established to finance the acquisition. Of this amount, $200 million was repaid in December 1999. The remaining $2,800 million was refinanced during 2000 with $2,000 million in term loans with a Fiat subsidiary with maturities from 2002 to 2005 and $800 million in short-term borrowings. In 2001, we negotiated with a subsidiary of Fiat additional term loans for $1,499 million with final maturities in 2003 and 2006.

     A $600 million loan that matured in February 2002 was refinanced by such Fiat subsidiary on a renewable, one-month basis, and subsequently exchanged for equity together with a $400 million note due February 2003 and $300 million of a note due May 2004. Since December 31, 2002, we negotiated a further $300 million two-year term loan used to consolidate short term borrowings with Fiat.

     Prior to 2000, we also established medium-term note programs. As of December 31, 2002, our subsidiaries have remaining availability of $425 million in medium-term notes issuable pursuant to an $800 million U.S. shelf registration statement; $284 million of medium-term notes issuable under a $500 million Canadian program; and $190 million of medium-term notes issuable under a $330 million Australian program. Due to the downgrades in our credit ratings described below, we have not issued any medium-term notes under any of these programs since 2000.

     Commercial Paper

     As of December 31, 2002, we have the following commercial paper programs:

                                                          PROGRAM SIZE    AVAILABILITY
                                                          ------------    ------------
                                                                 (IN MILLIONS)
United States.........................................       $1,500          $1,500
Australia.............................................          200             200
                                                             ------          ------
  Total...............................................       $1,700          $1,700
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

     Beginning in the fourth quarter of 2000 and continuing through April 2001, Case, Case Credit Corporation and New Holland Credit Company suffered a series of credit rating downgrades which resulted in all three companies being rated below investment grade. The immediate impact of these ratings downgrades was to preclude us from accessing the commercial paper market through the New Holland Credit Company, Case Credit Company and Case programs. On a longer term basis, as we have renewed a number of borrowing facilities during 2001 and 2002, we have found that the terms offered to us have been adversely impacted as a result of these rating actions.

     Credit ratings actions during 2002 included:

     - In April 2002, Standard & Poor's placed Fiat's A-3 short-term corporate credit rating on credit watch with negative implications. At the same time, Standard & Poor's A-3 short-term rating for New Holland Credit Company's U.S. commercial paper program, which is guaranteed by Fiat, was placed on credit watch with negative implications. In June 2002, Moody's lowered its short-term and long-term debt ratings of Fiat to P-3 and Baa3 from P-2 and Baa2, respectively, with a negative outlook. In addition, Moody's lowered the short-term debt rating of New Holland Credit to P-3 from P-2, with a negative outlook.

     - In November 2002, Standard & Poor's affirmed the long-term debt ratings of CNH, Case and Case Credit Corporation at BB and removed them from credit watch, with a stable outlook. In November 2002, Moody's announced that it was reviewing the long-term debt rating of Ba2 for CNH, Case and Case Credit Corporation for possible downgrade in connection with the rating agency's decision to review the debt ratings of Fiat. In November 2002, Fitch Ratings lowered its long-term debt ratings of Fiat to BBB-from BBB and affirmed its short-term debt rating of F-3, with a negative outlook. At the same time, its F-3 short term rating for New Holland Credit was affirmed.

     - In December 2002, Moody's lowered its short-term and long-term debt ratings of Fiat to Not-Prime and Ba1 from P-3 and Baa3, respectively, with a negative outlook. At the same time, Moody's lowered the short-term debt rating of New Holland Credit to Not-Prime, with a negative outlook.

     In March 2003, Standard & Poor's Rating Services assigned a BB+ rating with negative outlook to Fiat's long-term debt. At the same time, Standard & Poor's lowered the rating of Fiat's short-term commercial paper from A-3 to B. In the same month, Fitch Ratings lowered its rating of Fiat's medium term debt from BBB- to BB+ an Fiat's short-term debt from F3 to B.

     We cannot assure you that the rating agencies will not further downgrade our or Fiat's credit ratings. These downgrades have already affected our ability to borrow funds, and further ratings downgrades of either our or Fiat's debt could adversely affect our ability to access the capital markets or borrow funds at current rates. Our E155 million securitization program for the sale of European receivables contains a provision that might require us to terminate the sale of receivables into the facility in the event of a ratings downgrade of Fiat's long-term unsecured debt below BB- (by Standard & Poor's) or Ba3 (by Moody's). We are attempting to restructure this facility so that a ratings downgrade is linked to an increase in the level of the collateral, instead of the termination of the sale of receivables into the facility. However, we cannot ensure that our efforts will be successful.

     Credit and Liquidity Facilities

     At December 31, 2002, we had approximately $4,543 million available under our $7,295 million total lines of credit, including the asset backed liquidity facilities described below. Borrowings under the revolving credit facilities bear interest at (1) EURIBOR plus an applicable margin, (2) LIBOR, plus an applicable margin, or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings against commercial paper and asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. The weighted-average interest rate on consolidated short-term borrowings at December 31, 2002, was 4.55%.

     The following table summarizes our credit facilities at December 31, 2002 (in millions):

                                               MATURITY   AMOUNT   DRAWN    AVAILABLE   GUARANTOR
                                               --------   ------   ------   ---------   ---------
Committed Lines
Revolving credit facility with third party...     2005    $1,800   $    0    $1,800       Fiat
Revolving credit facility with Fiat
  affiliate..................................     2003     1,000      424       576
Revolving credit facility with third party...     2004       500      500         0       Fiat
Credit facilities with third parties shared
  with some Fiat subsidiaries................  2003-05       346        0       346       Fiat
Credit facilities with third parties.........  2003-04       250        0       250       Fiat
Other committed lines........................  various       393      393         0
Other committed lines........................  various       326      309        17       Fiat
                                                          ------   ------    ------
     Total committed lines...................              4,615    1,626     2,989
Uncommitted lines............................                 40       40         0
Uncommitted lines............................  various     1,080      919       161       Fiat
Asset-backed commercial paper liquidity
  facilities.................................              1,560      167     1,393
                                                          ------   ------    ------
TOTAL CREDIT FACILITIES......................             $7,295   $2,752    $4,543
                                                          ======   ======    ======
Credit facilities with Fiat affiliates or
  guaranteed by Fiat affiliates..............  various    $4,329   $1,357    $2,972

     We also have access to asset-backed commercial paper liquidity facilities through which we may sell retail receivables generated in the United States, Canada and Australia. We utilize these facilities to fund new receivable generations prior to selling such receivables in the term ABS markets. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1,560 million. Since February 2003, we have been able to fund in this way additional pools of U.S. variable-rate receivables, thereby enhancing our access to liquidity.

     The following table summarizes our asset-backed commercial paper liquidity facilities at December 31, 2002:

                                                            PROGRAM
                                                             SIZE     AVAILABILITY
                                                            -------   ------------
                                                                (IN MILLIONS)
United States (expiring in January 2003)..................  $1,200       $1,152
Canada (expiring in May 2003).............................     190          125
Australia (expiring in 2008)..............................     170          116
                                                            ------       ------
     Total................................................  $1,560       $1,393
                                                            ======       ======

     Subsequent to December 31, 2002, we have extended the U.S. facility through January 2004.

     Retail and Wholesale Asset-Backed Securitization Programs

     We also maintain access to the asset-backed term market in the United States, Canada and Australia. On March 28, 2002, CNH Capital Corporation, the Financial Services arm of CNH, announced a $1,000 million asset-backed securitization by CNH Capital Receivables, Inc. On June 28, 2002, CNH Capital Corporation announced a $92 million asset-backed securitization by CNH Capital Receivables, Inc. In addition, on November 19, 2002, CNH Capital announced a $1,100 million asset-backed securitization by CNH Capital Receivables Inc. The securities are backed by U.S. agricultural and construction equipment retail receivables contracts originated through our dealerships. On November 27, 2002, CNH Capital executed an asset-backed securitization transaction in Canada for C$365 million. On September 12, 2002, Case Credit Australia Pty

Ltd., the Australian subsidiary of CNH Capital, announced a $491 million asset-backed securitization. CNH Capital applied the proceeds from the securitizations to repay outstanding debt.

     We intend to continue our financing activity in the United States, Canadian and Australian asset-backed term markets as long as it continues to provide low rate financing.

     CNH also sells wholesale receivables on a revolving basis to privately structured securitization facilities. The receivables are initially sold to wholly-owned bankruptcy remote special purpose entities ("SPEs"), which are consolidated by CNH for financial reporting purposes, but legally isolate the receivables from the creditors of CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

     These facilities consist of a 364-day, $450 million facility that is renewable annually (March 2003) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003 and a 364-day, C$325 million facility that is renewable annually (most recently in October 2002) upon agreement of the parties. We plan to restructure the two U.S. facilities into a single, consolidated facility and we are studying the opportunities to access the term ABS market for our wholesale receivables as well as retail receivables.

     In addition to the securitizations described above, certain foreign subsidiaries of CNH securitize or discount receivables without recourse. For the year ended December 31, 2002, $381 million of wholesale receivables were sold of which $171 million remained outstanding as of December 31, 2002. For the year ended December 31, 2001, $134 million of wholesale receivables were sold of which $60 million remained outstanding as of December 31, 2001. We plan to continue to utilize such facilities to fund our wholesale receivables in Europe and other markets.

     The following table summarizes the principal amount of our retail and wholesale asset-backed securitization programs at December 31, 2002 (in millions):

                                                                 AMOUNT
                                                              -------------
                                                              (IN MILLIONS)
Wholesale receivables.......................................     $1,334
Retail and other notes and finance leases...................      5,347
                                                                 ------
     Total..................................................     $6,681
                                                                 ======

     Pension and Other Post-Retirement Benefits

     Due to the poor performance of equity markets in 2002, the value of CNH pension fund assets, which principally relate to plans in the United States and United Kingdom, has declined. SFAS No. 87, "Employers' Accounting for Pensions" requires recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. As of December 31, 2002, CNH increased the Additional Minimum Liability by approximately $413 million. This resulted in a decrease in Accumulated Other Comprehensive Income (a component of Shareholders' Equity) by approximately $278 million, net of tax.

     A key factor in determining our pension obligation is the expected long-term rate of return on plan assets, which reflects management's expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans' historical returns, their asset allocation and investment strategy, as well as the views of investment managers and other large pension plan sponsors. The average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, was 11.45% over the last ten years and 14.05% over the past 20 years. After considering all relevant factors, management has reduced its estimate of the expected long-term rate of return on plan assets. Therefore, we plan to use an assumed long-term rate of return beginning in 2003 of 8.75% for the U.S. plans and between 6.00% and 7.25% for non-U.S. plans.

     Additionally, we have experienced a continuing high level of other postretirement employee benefit costs, principally related to health care, during 2002. Consequently, we will maintain the 2002 annual estimated rate of increase in the per capita cost of healthcare at 10% for 2003 despite earlier expectations that this rate would decrease.

     Overall, we anticipate that expense related to employee medical and pension costs will increase by approximately $90 million in 2003. We will make a contribution to our U.S. pension plans in 2003. No contribution was required in 2002. We anticipate that cash flows for other postretirement employee benefit costs will rise somewhat in 2003 compared to 2002, but not significantly.

     Effective January 31, 2003, we began providing matching contributions to the CNH defined contribution plans in the form of CNH common shares rather than cash.

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

     If we are unable to securitize our finance receivables, our financing capacity under our other sources of funding, including our lines of credit and liquidity facilities, would have to increase for the volume of our receivables originations to continue to grow. These facilities typically provide financing of a certain percentage of the underlying collateral and are subject to the availability of eligible collateral and, in many cases, the willingness of the banking firms to continue to provide financing. Some of these agreements provide for annual terms, which are extended by mutual agreement of the parties for an additional annual term. Although we expect to replace our financing when our current facilities expire, there can be no assurance that we will obtain financing on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

     Access to funding at competitive rates is key to the growth of CNH Capital's core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or

Fiat's debt could adversely affect CNH Capital's ability to continue to offer attractive financing to its dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing, similar to our arrangement entered in 2002 with BPLG, which broadened our product offerings throughout Europe.

CONTRACTUAL OBLIGATIONS

     The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts are as of December 31, 2002.

                                                              PAYMENTS DUE BY PERIOD
                                          --------------------------------------------------------------
                                                    LESS THAN
                                          TOTAL      1 YEAR      1-3 YEARS    4-5 YEARS    AFTER 5 YEARS
                                          ------    ---------    ---------    ---------    -------------
                                                                  (IN MILLIONS)
Long-Term Debt........................    $5,115     $1,118       $2,156       $1,543          $298
Operating Leases(1)...................       168         47           50           24            47
Other Long-Term Obligations...........         7          7           --           --            --
                                          ------     ------       ------       ------          ----
  Total Contractual Cash
     Obligations......................    $5,290     $1,172       $2,206       $1,567          $345
                                          ======     ======       ======       ======          ====

---------------
(1) Minimum rental commitments.

     Financial Services private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $2,800 million and $2,100 million for the years ended December 31, 2002 and 2001, respectively.

     We estimate that for 2003, expenditures for property, plant and equipment and other investments to support our profit improvement initiatives, our new product programs and other requirements will be approximately $250 million. We expect that our contractual commitments and these commitments will be funded with cash flows from operations and additional borrowings under our credit facilities.

     The Kobelco Japan alliance allows for CNH to increase its interest in Kobelco Japan from 20% to 35% by the third quarter of 2004 for $63 million.

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Our research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. We incurred $283 million and $306 million of research, development and engineering costs in the years ended December 31, 2002 and 2001, respectively.

     We also benefit from the research, development and engineering expenditures of our joint ventures, which are not included in our research, development and engineering expenditure figures, and from the continuing engineering efforts of our suppliers.

PATENTS AND TRADEMARKS

     Agricultural Equipment -- We are promoting the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products. We sell some products under heritage brand names or sub-brand names such as Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler.

     Construction Equipment -- For construction equipment under New Holland, we are promoting the New Holland Construction, O&K, Kobelco and FiatAllis brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and logo.

     Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case, IH and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks.

     CNH, through New Holland and Case, has a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,000 patents, and over 800 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

     D. TREND INFORMATION.

MARKET OUTLOOK FOR AGRICULTURAL EQUIPMENT

     In North America and Western Europe, we expect 2003 industry sales of tractors and combines to remain at 2002 levels through the current year. In Latin America, the industry is expected to drop back to the level of 2000-2001 after last year's strong showing. Tractor sales in the developing markets should be flat.

MARKET OUTLOOK FOR CONSTRUCTION EQUIPMENT

     We expect 2003 industry sales of heavy equipment to decline slightly in North America and Western Europe, and moderately in Latin America. Industry sales of light equipment are expected to stabilize in North America, with backhoe loader sales flat and skid steer loader sales up moderately over 2002 levels. Industry sales of light equipment in Western Europe and Latin America are expected to decline moderately.

OUTLOOK FOR FULL YEAR 2003 RESULTS

     For the full year, we expect our agricultural equipment business to contribute to improved operating results as the introduction of new, higher margin products gains momentum. In Europe, higher margins, higher production levels and favorable currency will more than offset the impact of lower sales in Latin America and lower sales of construction equipment in most markets.

     The 2003 impact of our profit improvement initiatives is expected to be somewhat less than in 2002. The nature of the improvements will be different as well, with the majority of the benefits coming from manufacturing efficiencies that will be achieved in the second half of the year.

     Employee medical and pension costs are expected to increase by about $90 million in 2003.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. We anticipate that interest expense should decline by approximately $100 million on an annual, pre-tax basis as a result of this transaction.

     In comparison to 2002, we would expect an improvement of approximately $100 million (exclusive of the anticipated interest savings described in the paragraph above) in the bottom line, resulting in income before restructuring charges. However, the current climate of uncertainty and war introduce a substantial element of risk to any 2003 forecast. The general trend toward lower levels of infrastructure spending adds additional risk to the construction equipment business.

     As recently announced, Fiat, our majority shareholder, is contemplating various financial restructuring alternatives in order to strengthen its operations. It is management's opinion that these alternatives should not have a significant impact on our operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT.

     Our directors and our executive officers elected by the Board of Directors are as set forth below:

                                                                                            DIRECTOR/
                                                                                            EXECUTIVE
                NAME                                   POSITION WITH CNH                  OFFICER SINCE
                ----                                   -----------------                  -------------
Jean-Pierre Rosso....................  Director and Chairman                                  1999
Alessandro Barberis..................  Director*                                              2002
Paolo Cantarella.....................  Director**                                             1996
Alberto F. Cerruti...................  Director***                                            2001
Damien Clermont......................  Director****                                           1999
Bruno Cova...........................  Director                                               2003
Alfredo Diana........................  Director                                               1999
Gabriele Galateridi Genola...........  Director*                                              2002
Edward A. Hiler......................  Director                                               2002
Katherine M. Hudson..................  Director                                               1999
Kenneth Lipper.......................  Director                                               1996
Ferruccio Luppi......................  Director                                               2003
Paolo Monferino......................  Director, President and Chief Executive Officer        2000
Giuseppe Morchio.....................  Director                                               2003
Michael E. Murphy....................  Director                                               2002
James L.C. Provan....................  Director                                               1995
Michel Lecomte.......................  Chief Financial Officer, and President, Financial      2000
                                       Services and President, CNH Capital
Richard M. Christman.................  President, Agricultural North America and              2000
                                       Australia-New Zealand Region
Harold D. Boyanovsky.................  President, Construction Equipment Business             1999
Fausto Lanfranco.....................  President, Worldwide Construction Equipment*****       1996
William T. Kennedy...................  Corporate Executive Vice President, Agricultural       1996
                                       Equipment Business
Roberto Miotto.......................  Senior Vice President, General Counsel and             1991
                                       Secretary
Giovanni B. Ravina...................  Senior Vice President, Human Resources                 2000

---------------
     * Resigned as Director in March 2003.

    ** Resigned as Director in July 2002.

   *** Resigned as Director in February 2002.

 **** Resigned as Director in October 2002.

***** Resigned as an officer in October 2002.

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

     Alessandro Barberis, Director, born on August 28, 1937, has served as director since September 2002. Upon returning to the Fiat Group in June 2002, Mr. Barberis became Chief Operating Officer of Fiat S.p.A. and since December 2002, he has served as Chief Executive Officer of Fiat S.p.A. Mr. Barberis also holds offices in several of Fiat's other subsidiaries, including Fiat Auto S.p.A., Ferrari S.p.A., Maserati S.p.A., Iveco N.V., Teksid S.p.A. and Business Solutions S.p.A.. Prior to becoming Fiat's Chief Executive Officer and Chief Operating Officer, Mr. Barberis served as chairman of Piaggio & C. S.p.A., from 1997 to 2002. In 1996, Mr. Barberis left Fiat to become the Chief Operating Officer of Istituto Bancario San Paolo. Mr. Barberis was Fiat Auto's Executive Vice President for Industrial Operations from 1993 to 1996. From 1982 to 1993, Mr. Barberis served as Chief Executive Officer of Fiat's Magneti Marelli. Mr. Barberis originally joined the Fiat Group immediately after completing his degree in engineering and held a series of increasingly important industrial positions before moving to Magneti Marelli in 1982.

     Paolo Cantarella, Director, born on December 4, 1944, served as director of CNH, and previously of New Holland, its predecessor, from April 1996 until July 2002. Mr. Cantarella was the Chief Executive Officer of Fiat and the Chairman of Fiat Auto S.p.A., Iveco N.V., and Vice President of IHF (Internazionale Holding Fiat S.A.), having served in a variety of senior executive positions with the Fiat Group. He is also a member of the Board of HdP (Holding di Partecipazioni Industriali S.p.A.). Prior to that, Mr. Cantarella was the Managing Director and head of Fiat Auto S.p.A., the Fiat Group's Automobile Sector.

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

     Damien Clermont, born on July 12, 1951, served as director of CNH from October 1999 until October 2002. Mr. Clermont served as Chief Financial Officer of Fiat S.p.A. from 1999 until 2002. He also served as Senior Vice President, Planning and Strategy, of Fiat from April 1996. Prior to joining Fiat, Mr. Clermont held several key management positions with the Schneider Group, a leading producer of electrical equipment, including Senior Vice President, Strategic Planning and member of its Executive Committee. Mr. Clermont also held positions with France's Total Company (oil) in the International Finance Department, where he served as Head of International Cash Management.

     Bruno Cova, Director, born on August 10, 1960, was appointed director on March 27, 2003. In 1986, Mr. Cova was associated with Studio Legale F. De Luca and then, in 1989, joined the international law firm of Frere Cholmeley. In 1992, he joined Agip S.p.A. and in 1997 became General Counsel of the Agip division following its merger with Eni S.p.A. In 2000, Mr. Cova became Chief Compliance Officer at the European

Bank for Reconstruction and Development. In 2001, he joined the Fiat Group as Senior Vice President and General Counsel. He also chairs the Corporate Counsel Committee of the International Bar Association.

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

     Gabriele Galateri di Genola, born on January 11, 1947, served as a director of CNH since September 2002. Mr. Galateri has served as Chairman of Toro S.p.A. since February 2003. Since June 1986, he has been Chief Executive Officer of IFIL and, since 1993, Chief Executive Officer and General Manager of IFI. Mr. Galateri is Chairman of Fiat Auto Holdings B.V., Fiat Auto S.p.A., Business Solutions S.p.A. and Iveco N.V.; Vice Chairman of IHF-Internazionale Holding Fiat SA; general partner of Giovanni Agnelli e C. Sapaz; and a member of the boards of Ferrari S.p.A., Sanpaolo IMI S.p.A., Toro Assicurazioni S.p.A., Accor S.A., Birra Peroni Industriale S.p.A., Cassa di Risparmio di Savigliano S.p.A., Sifalberghi S.r.l. and Worms & Cie.

     Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University system as Vice Chancellor for Agriculture and Life Sciences and dean of the College of Agriculture and Life Sciences. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University's Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at Ohio State University. He has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer, Dr. Hiler is the author of over 100 professional publications.

     Katherine M. Hudson, Director, born on January 19, 1947, has served as a director of CNH since November 1999. Ms. Hudson has served as the President and Chief Executive Officer of Brady Corporation, an international manufacturer of identification and material solution products, since January 1994. Prior to assuming her position with that company, she was Vice President and General Manager of the Professional, Printing and Publishing Imaging Division of Eastman Kodak Company. Prior to the business merger of New Holland and Case, Ms. Hudson served as a director of Case since 1996. Ms. Hudson is also a Director of Brady Corporation and Charming Shoppes, Inc.

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

     Ferruccio Luppi, Director, born on November 3, 1950, was appointed director on March 27, 2003. Mr. Luppi joined the IFIL Group in 1984, where he was responsible for the Group's Development and Control Department. In 1997, Mr. Luppi moved to the Worms Group, a publicly traded investment holding company, where he served as the head of the Industrial Investments Control Department, and was named

Managing Director and elected to the board the following year. In 2002, Mr. Luppi was appointed the Chief Financial Officer of the Fiat Group.

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

     Giuseppe Morchio, Director, born on November 20, 1947, was appointed director on March 27, 2003. Mr. Morchio was appointed Chief Executive Officer of Fiat in February 2003. Prior to becoming Chief Executive Officer of Fiat, Mr. Morchio served as Chairman and Chief Executive Officer of Pirelli Cavi e Sistemi S.p.A Holding Worldwide in Energy and Telecommunications Systems and from 1993 to 1995 he was Chief Executive Officer of Pirelli Cavi S.p.A. Mr. Morchio joined the Pirelli Group in 1980, holding a number of key positions, including vice president, manufacturing, quality and logistics for Pirelli Tire, before becoming the Chief Executive Officer for its operations in Spain and then North America. Mr. Morchio is also on the board of directors of Banco di Desio e della Brienza.

     Michael E. Murphy, Director, born on October 16, 1936, has served as a director of CNH since September 2002. From 1994 to 1997, Mr. Murphy served as Vice Chairman and Chief Administrative Officer of Sara Lee Corporation. Mr. Murphy also served as a director of Sara Lee from 1979 through October 1997. Mr. Murphy joined Sara Lee in 1979 as Executive Vice President and Chief Financial and Administrative Officer and, from 1993 until 1994, also served as Vice Chairman. Mr. Murphy is also a director of Basset Furniture Industries, Inc., Civic Federation, Big Shoulders Fund, Chicago Cultural Center Foundation, GATX Corporation, Payless Shoe Source, Inc. and Coach Inc. He is also a member of the Board of Trustees of Northern Funds (a family of mutual funds). Mr. Murphy holds a Bachelor of Science degree in Business Administration from Boston College and an MBA degree from the Harvard Business School.

     James L. C. Provan, Director, born on December 19, 1936, has served as director of CNH, and previously of New Holland, since 1995. A farmer in Scotland, Mr. Provan was elected to the European Parliament in 1979 where he is currently Vice-President (Deputy Speaker) and chairs the Conciliation Committee to the Council of Ministers. He has also served on the Agriculture Committee, the Environment and Consumer Affairs Committee and the Transport and Tourism Committee. Mr. Provan has been Chairman of the Board of the Rowett Research Institute, Aberdeen, one of Europe's leading nutritional research centers, for ten years.

     Michel Lecomte, Chief Financial Officer, and President, Financial Services and President, CNH Capital, born on January 27, 1949, was appointed Chief Financial Officer and President, Financial Services and President, CNH Capital on November 8, 2000. Prior to joining CNH, Mr. Lecomte served as Chief Financial Officer of Iveco, a sector of the Fiat Group and Transolver, Iveco's financial services business. From 1989 to 1996, he served as Chief Financial Officer of the Framatome Group based in France. Mr. Lecomte also served as Chief Financial Officer of CertainTeed Corporation in the United States from 1984 to 1989.

     Harold D. Boyanovsky, President, Construction Equipment Business, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 -- October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between November 1999 and December 1966, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

     Richard M. Christman, President, Agricultural North America and Australia-New Zealand Region, born on May 23, 1950, was appointed President, Agricultural North America and Australia-New Zealand Region on January 1, 2003. From July 2000 to January 2003, he served as President, Case IH Agricultural Business. From November 1999 to July 2000, he served as Senior Vice President, Strategy and Business Development of CNH. Prior to the business merger of New Holland and Case, Mr. Christman served as a Senior Vice President of Case from May 1996 to November 1999. Between November 1999 and June 1975, Mr. Christman served in a variety of executive positions with Case.

     William T. Kennedy, Corporate Executive Vice President, Agricultural Equipment Business, born on January 1, 1943, has served as Corporate Executive Vice President, Agricultural Equipment Business of CNH since January 1, 2003. From November 1999 to January 2003, he served as President, New Holland Agricultural Business. Prior to the business merger of New Holland and Case, he served as Executive Vice President, Chief Marketing Officer, New Holland, between September 1996 and November 1999. Between May 1991 and September 1996, Mr. Kennedy served as Chief Operating Officer, North American Operations. Between June 1964 to May 1991, he served in a variety of Management positions with the predecessor companies Ford New Holland and Sperry New Holland.

     Fausto Lanfranco, born on July 20, 1944, served as President, Worldwide Construction Equipment Business of CNH from November 1999 until October 2002. Prior to the business merger of New Holland and Case, Mr. Lanfranco served as Managing Director of Fiat Hitachi Excavators and was in charge of New Holland Earthmoving Equipment Operations. In this capacity, he was responsible for the strategic repositioning of this business in the worldwide scenario. Between 1991 and 1996 Mr. Lanfranco was assigned responsibility for the Strategies and Industrial Policies Department of Fiat Corporate. In 1983 he joined Fiat Group and between 1983 and 1991 Mr. Lanfranco served in a variety of executive positions in the Components Sector. Mr. Lanfranco worked for Olivetti between 1971 and 1983 where he held managerial positions in the Planning, Research & Development and Production departments in Mexico, the United States and Far East. In his last assignment for Olivetti, he was in charge of the Consumer Products Division.

     Roberto Miotto, Senior Vice President, General Counsel and Secretary, born on December 15, 1946, has served as Senior Vice President, General Counsel and Secretary of CNH since November 1999. Prior to the business merger of New Holland and Case, Mr. Miotto served as Vice President, General Counsel and Secretary of New Holland. Prior to that, Mr. Miotto served in a variety of executive positions with the Fiat Group.

     Giovanni B. Ravina, Senior Vice President, Human Resources, born on April 21, 1951, was appointed Senior Vice President, Human Resources of CNH, effective December 1, 2000. Prior to joining CNH, he served as Managing Director, Fiat India. Between September 1978 and December 2000, Mr. Ravina served in a variety of executive positions with the Fiat Group.

     B. COMPENSATION.

DIRECTORS COMPENSATION

     The following table summarizes remuneration paid to Directors for the year ended December 31, 2002:

                            GRANT    ALBERTO F.   ALFREDO   KATHERINE   KENNETH   JAMES L.C.   EDWARD A.   MICHAEL E.   JEAN-PIERRE
                            PRICE     CERRUTI      DIANA    M. HUDSON   LIPPER      PROVAN       HILER       MURPHY        ROSSO
                            ------   ----------   -------   ---------   -------   ----------   ---------   ----------   -----------
Periodic Remuneration in
 Cash
 Salary...................               $--      $    --    $    --    $    --    $    --        $--        $   --     $1,112,441
 Meeting Fees.............               --        10,000     16,250     16,250     16,250        --             --             --
 Annual Fees..............               --            --         --         --         --        --          2,372             --
Restricted Stock
 8/2/02 Grant.............  $15.25       --            --         --         --      2,970        --             --             --
 12/4/02 Grant............   15.20       --            --         --         --      3,026        --          1,173             --
Future Remuneration
 Pension Plan.............               --            --         --         --         --        --             --         48,239
Allowance upon
 Termination..............               --            --         --         --         --        --             --             --
Bonus
 Cash.....................               --            --         --         --         --        --             --             --
 Restricted Stock.........   15.30       --            --         --         --         --        --             --             --
Loans.....................               --            --         --         --         --        --             --             --
                                         --       -------    -------    -------    -------        --         ------     ----------
Total.....................               $--      $10,000    $16,250    $16,250    $22,246        $--        $3,545     $1,160,680
                                         ==       =======    =======    =======    =======        ==         ======     ==========

                              PAOLO
                            MONFERINO      TOTAL
                            ----------   ----------
Periodic Remuneration in
 Cash
 Salary...................  $1,263,318   $2,375,759
 Meeting Fees.............          --       58,750
 Annual Fees..............          --        2,372
Restricted Stock
 8/2/02 Grant.............          --        2,970
 12/4/02 Grant............          --        4,199
Future Remuneration
 Pension Plan.............      53,558      101,797
Allowance upon
 Termination..............      78,237       78,237
Bonus
 Cash.....................     264,207      264,207
 Restricted Stock.........      12,960       12,960
Loans.....................          --           --
                            ----------   ----------
Total.....................  $1,672,280   $2,901,251
                            ==========   ==========

OTHER EXECUTIVE OFFICERS' COMPENSATION

     The aggregate amount of compensation paid by CNH to executive officers that held office during 2002 was approximately $5.5 million.

     Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the "Individual Top Hat Scheme"), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $446,000 and $1,717,000 in 2002 and 2001, respectively. There was no contribution in 2000. The aggregate amount paid or set aside by CNH with respect to pension and similar benefits during 2002, including $177,000 related to the Individual Top Hat Scheme, totaled approximately $538,000.

     Certain CNH officers were a party to "Change in Control" agreements in 1999 that provided for severance benefits if the officer's employment terminated other than for "cause" within 12 months following a potential change in control or within 24 to 36 months following a change in control. Those agreements were either exercised or amended in 2000. The amendment included three annual installment payments, the first of which was paid in 2000. The aggregate amounts paid by CNH to its executive officers under these agreements were approximately $750,000 in 2002, 2001 and 2000, respectively.

CNH OUTSIDE DIRECTORS' COMPENSATION PLAN

     In 1999, we established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan") which was amended in 2000. The CNH Directors' Plan, provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH by way of quarterly stock grants at the end of each Plan Year Quarter; (2) an annual grant of 4,000 options to purchase common shares of CNH ("Annual Automatic Stock Option"); (3) in lieu of the quarterly stock grants, an opportunity to receive up to 50% of their Annual Fees in cash ("Cash Election"); and/or (4) an opportunity to convert all or a portion of their Annual Fees into stock options ("Stock Option Election"). Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. Outside directors also receive an annual retainer fee of $35,000. In addition, each outside director who chairs a committee is paid an annual retainer fee of $5,000 per committee chair held. The Stock Option Election gives the outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. Outside directors also receive an annual grant of options to purchase CNH common shares that will vest on the third anniversary of the grant date. The exercise price of all options granted under the CNH Directors' Plan is equal to or greater than the fair market value of our common shares on the date of grant. There are 200,000 common shares reserved for issuance under this plan. As of December 31, 2002, there were 117,536 common shares available for issuance under the CNH Directors' Plan.

     At the Board of Directors' meeting held on December 4, 2002, the Directors approved an amendment to the CNH Directors Plan. This amendment will become effective, subject to approval by the shareholders of CNH, as of May 8, 2003, the scheduled date of the Annual General Meeting. Among other things, the amendment increases the annual retainer fee to $40,000, increases the annual option grant to 20,000 and eliminates the provisions related to Reload Stock Options, as defined. Furthermore, the amended CNH Directors Plan would provide that at the beginning of the Fifth Plan Year on May 8, 2003, each outside director would also receive a one time grant of an amount of options equal to 20% of the Annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002.

     The following table reflects option activity under the CNH Directors' Plan for the years ended December 31, 2002, 2001 and 2000:

                                               2002                  2001                  2000
                                        ------------------    ------------------    ------------------
                                                  EXERCISE              EXERCISE              EXERCISE
                                        SHARES     PRICE*     SHARES     PRICE*     SHARES     PRICE*
                                        ------    --------    ------    --------    ------    --------
Outstanding at beginning of year....    48,314     $42.00     24,151     $59.25      3,750     $77.05
  Granted...........................    39,322      21.35     28,456      30.20     20,401      55.95
  Forfeited.........................    (5,172)     29.35     (4,293)     60.45         --        N/A
                                        ------                ------                ------
Outstanding at end of year..........    82,464      33.10     48,314      42.00     24,151      59.25
                                        ======                ======                ======
Exercisable at end of year..........    61,954      31.80     31,814      31.80     12,901      53.60
                                        ======                ======                ======

---------------
* Weighted-average

     The following table summarizes outstanding stock options under the CNH Directors' Plan at December 31, 2002:

                                                OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                    --------------------------------------------    -----------------------
                                      SHARES                            EXERCISE      SHARES       EXERCISE
    RANGE OF EXERCISE PRICE         OUTSTANDING    CONTRACTUAL LIFE*     PRICE*     EXERCISABLE     PRICE*
    -----------------------         -----------    -----------------    --------    -----------    --------
$15.20 - $26.20.................      19,081           9.7 years         $15.20       19,081        $15.20
$26.21 - $40.00.................      43,525           9.4 years          29.05       29,015         29.95
$40.01 - $56.00.................       5,881           8.8 years          49.30        5,881         49.30
$56.01 - $77.05.................      13,977           8.3 years          63.05        7,977         65.35

---------------
* Weighted-average

     CNH EQUITY INCENTIVE PLAN

     In 1999, we established the CNH Equity Incentive Plan (the "CNH EIP"). As amended, the CNH EIP provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5.6 million common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Prior to 2001, the exercise prices of all options granted under the CNH EIP were equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, we granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The 2001 exercise price was based upon the average official price of our common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. The $3,729,600 of compensation cost related to the 2001 award has been deferred and is being charged to expense over the four-year service period of the related options. The 2002 grant was issued at the fair value on the date of grant. As of December 31, 2002, there were 2,349,711 common shares available for issuance under the CNH EIP.

     The following table reflects option activity under the CNH EIP for the years ended December 31, 2002, 2001 and 2000:

                                        2002                     2001                     2000
                                ---------------------    ---------------------    ---------------------
                                             EXERCISE                 EXERCISE                 EXERCISE
                                 SHARES       PRICE*      SHARES       PRICE*      SHARES       PRICE*
                                ---------    --------    ---------    --------    ---------    --------
Outstanding at beginning of
  year......................    1,907,182     $48.65     1,040,387     $68.85     1,058,210     $68.85
  Granted...................    1,424,140      16.20     1,065,600      31.70       459,900      68.85
  Forfeited.................     (111,327)     46.60      (198,805)     63.75      (477,723)     68.85
                                ---------                ---------                ---------
Outstanding at end of
  year......................    3,219,995      34.35     1,907,182      48.65     1,040,387      68.85
                                =========                =========                =========
Exercisable at end of
  year......................      774,780      57.10       355,585      68.85       124,234      68.85
                                =========                =========                =========

---------------
* Weighted-average

     The following table summarizes outstanding stock options under the CNH Equity Incentive Plan at December 31, 2002:

                                                OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                    --------------------------------------------    -----------------------
                                      SHARES                            EXERCISE      SHARES       EXERCISE
    RANGE OF EXERCISE PRICE         OUTSTANDING    CONTRACTUAL LIFE*     PRICE*     EXERCISABLE     PRICE*
    -----------------------         -----------    -----------------    --------    -----------    --------
$15.20 - $26.20.................     1,417,840         9.6 years         $16.20            --       $   --
$26.21 - $40.00.................       980,400         8.6 years          31.70       245,100        31.70
$40.01 - $77.05.................       821,755         7.1 years          68.85       529,680        68.85

---------------
* Weighted-average

     Under the CNH EIP, shares may also be granted as restricted shares. We establish the period of restriction for each award and hold the shares during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the year ended December 31, 2000, 15,000 restricted shares were awarded at no cost to employees, at weighted-average values of $64.05. No restricted shares were awarded during 2002 and 2001. At December 31, 2002, restricted common shares outstanding totaled 4,128 shares.

     We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of the CNH Board of Directors. Effective for the 2002 plan year only, a special incentive plan (the "2002 Special Incentive Program") was approved which provides a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program will be administered under the CNH Equity Incentive Program. Since the specified target was achieved, we will issue approximately 180,000 restricted shares under the program in 2003, which will vest one year from the date of grant.

     FIAT STOCK OPTION PROGRAM

     Certain employees of CNH are eligible to participate in stock option plans of Fiat ("Fiat Plans") whereby participants are granted options to purchase ordinary shares of Fiat ("Fiat Shares"). A summary of options granted under the Fiat Plans follows:

                                                                           SHARE PRICE
                                                    OPTIONS    EXERCISE      ON DATE
YEAR OF GRANT                                       GRANTED     PRICE       OF GRANT
-------------                                       -------    --------    -----------
2002............................................    479,000     E11.16       E11.88
2001............................................    222,000      17.74        18.06
2000............................................     67,500      30.18        33.00

     The exercise price was determined by the average official price of Fiat Shares on the Italian Stock Exchange during the daily sessions of the month preceding date of grant for the 2002 and 2001 grants. The exercise price for the 2000 grant was determined by the average official price of Fiat Shares on the Italian Stock Exchange during the twenty daily sessions preceding the date of grant. The 2002, 2001 and 2000 options vest ratably over a four year period. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

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

     The Company has an Audit Committee, a Nominating and Compensation Committee, and a Finance Committee of the Board of Directors.

     The principal functions of the Audit Committee are to recommend the selection and review the activities of CNH's independent public accountants, and to exercise general oversight with respect to CNH's financial reporting process and internal accounting controls. The committee currently consists of Ms. Hudson and Messrs. Provan, Diana and Murphy. Ms. Hudson serves as chairperson of this committee. All of the committee's members are independent directors, and each of Ms. Hudson and Mr. Murphy is an "audit committee financial expert" for the purposes of the Sarbanes-Oxley Act of 2002.

     The principal functions of the Nominating and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of CNH's executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The committee currently consists of Messrs. Morchio, Provan, Diana and Hiler. Mr. Morchio serves as chairperson of this committee.

     The principal functions of the Finance Committee are to review and make recommendations on major transactions, programs or policies, including acquisitions, joint ventures or divestitures, capital investments, short-term or long-term financing, including the public offering or private placement of debt securities, sale, repurchase or split of equity securities, and financial and hedging policy of CNH. The committee currently consists of Ms. Hudson and Messrs. Hiler and Luppi. Ms. Hudson serves as chairperson of this committee.

     D. EMPLOYEES.

     At December 31, 2002, we had approximately 28,500 employees including approximately 1,500 employees resulting from the Kobelco global alliance and the Shanghai joint ventures, both of which were completed in 2002. There were 19,660 employees in the agricultural equipment business, 5,750 in the construction equipment business and 945 in the financial services business, with the remaining 2,175 shared by all business units. As broken down by geographic location, there were 10,055 employees in North America, 13,970 employees in Europe, 2,040 employees in Latin America and 2,465 employees in the Rest of World.

     Excluding the Kobelco Japan global alliance and the Shanghai joint venture, our employment levels are down from nearly 36,000 at the time of the merger to 27,100 at December 31, 2002, a decrease which is slightly greater than the planned 24% reduction in employee headcount by the end of 2004. The 8,900 reduction includes approximately 1,800 employees that were part of the divestitures. The balance is from our headcount reduction initiatives. This consolidation includes a general reduction in salaried workforce, the consolidation of back-office support activities and the outsourcing of non-core support activities such as information systems and accounting services. Consistent with the decline in overall employment levels, salaried employment has declined by approximately 30% from approximately 15,200 at the time of the merger to approximately 10,700 at year-end 2002. This decline in salaried employment is a key contributing factor to the decline in our Equipment Operations SG&A costs as a percentage of Equipment Operations net sales from 11.8% in 1999 on a pro forma basis to 10.8% in 2000, 10.1% in 2001 and 9.5% in
2002. Our longer term target is to reduce SG&A costs as a percentage of Equipment Operations net sales to approximately 9.0% at current conditions.

     Unions represent many of CNH's worldwide production and maintenance employees. CNH's collective bargaining agreement with UAW, which represents approximately 1,460 of CNH's hourly production and maintenance employees in the United States, expires May 2, 2004. Labor agreements covering employees in certain European countries generally expire annually. CNH can offer no assurance that future contracts with the UAW or any of CNH's other union contracts or labor agreements will be renegotiated upon terms acceptable to CNH.

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

     E. SHARE OWNERSHIP.

     All of CNH's directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH's common shares. Directors' automatic option awards vest after the third anniversary of the grant date. Elective option awards vest immediately upon grant. Directors' options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors' options terminate if not exercised by the tenth anniversary of the grant date.

     Options issued to outside directors are issued from the CNH Directors' Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes stock options issued to Directors as of and for the year ended December 31, 2002:

                        GRANT     EXERCISE   ALBERTO F.   ALFREDO   KATHERINE M.   KENNETH   JAMES L.C.   EDWARD A.   MICHAEL E.
                         DATE      PRICE      CERRUTI      DIANA       HUDSON      LIPPER      PROVAN       HILER       MURPHY
                       --------   --------   ----------   -------   ------------   -------   ----------   ---------   ----------
Opening Balance as of
  January 1, 2002
  Automatic option...  11/12/99    $77.05          --        750          750         750         750          --          --
                       12/20/99     68.85          --         --           --          --          --          --          --
                        2/29/00     56.10          --        624          624         713         624          --          --
                        4/18/00     68.85          --         --           --          --          --          --          --
                         6/6/00     60.65          --        577          577         660         577          --          --
  Automatic option...    6/7/00     60.00          --      1,500        1,500       1,500       1,500          --          --
                         9/4/00     49.95          --        706          706         807         706          --          --
                        12/3/00     49.10          --        713          713         815         713          --          --
                         3/2/01     38.65          --        906          906       1,036         906          --          --
                         5/2/01     26.90          --      1,301        1,301       1,487       1,301          --          --
  Automatic option...    5/3/01     27.90       1,500      1,500        1,500       1,500       1,500          --          --
                        7/31/01     36.35         963        963          963       1,101         963          --          --
                       10/29/01     26.25       1,333      1,333        1,333       1,524       1,333          --          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
Balance as of January
  1, 2002............                           3,796     10,873       10,873      11,893      10,873          --          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
  Vested/Not
    Exercised........                           2,296      7,125        7,125       8,143       7,125          --          --
  Not Vested.........                           1,500      3,750        3,750       3,750       3,750          --          --
2002 Option Grants:
                        1/27/02     29.50       1,188      1,188        1,188       1,357       1,188          --          --
                         5/6/02     26.60         188      1,316        1,436       1,368       1,316          --          --
  Automatic option...    5/7/02     26.45          --      1,500        1,500       1,500       1,500       1,500       1,011
                        7/22/02     16.20          --         --           --          --          --          --          --
                         8/2/02     15.25          --      2,299        2,627       2,299          --       2,299          --
                        12/4/02     15.20          --      2,307        2,636       2,307          --       2,307          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
  Total 2002 Option
    Grants...........                           1,376      8,610        9,387       8,831       4,004       6,106       1,011
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
2002 Option
  Terminations:
                         5/3/01     27.90      (1,500)        --           --          --          --          --          --
                        7/31/01     36.35        (963)        --           --          --          --          --          --
                       10/29/01     26.25      (1,333)        --           --          --          --          --          --
                        1/27/02     29.50      (1,188)        --           --          --          --          --          --
                         5/6/02     26.60        (188)        --           --          --          --          --          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
Total 2002 Option
  Terminations.......                          (5,172)        --           --          --          --          --          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
2002 Options
  Exercised:
  Total 2002 Options
    Exercised........                              --         --           --          --          --          --          --
                                             ----------   -------   ------------   -------   ----------   ---------   ----------
Balance as of
  December 31,
  2002...............                              --     19,483       20,260      20,724      14,877       6,106       1,011
                                             ==========   =======   ============   =======   ==========   =========   ==========
  Vested/Not
    Exercised........                              --     14,984       15,762      16,224      10,378       4,606          --
                                             ==========   =======   ============   =======   ==========   =========   ==========
  Not Vested.........                              --      4,500        4,500       4,500       4,500       1,500       1,011
                                             ==========   =======   ============   =======   ==========   =========   ==========

                       JEAN-PIERRE     PAOLO
                          ROSSO      MONFERINO    TOTAL
                       -----------   ---------   -------
Opening Balance as of
  January 1, 2002
  Automatic option...        --           --       3,000
                         34,880           --      34,880
                             --           --       2,585
                             --       45,000      45,000
                             --           --       2,391
  Automatic option...        --           --       6,000
                             --           --       2,925
                             --           --       2,954
                             --           --       3,754
                             --           --       5,390
  Automatic option...        --           --       7,500
                             --           --       4,953
                             --           --       6,856
                       -----------   ---------   -------
Balance as of January
  1, 2002............    34,880       45,000     128,188
                       -----------   ---------   -------
  Vested/Not
    Exercised........    34,880       24,840      91,534
  Not Vested.........        --       20,160      36,660
2002 Option Grants:
                             --           --       6,109
                             --           --       5,624
  Automatic option...        --           --       8,511
                             --       34,000      34,000
                             --           --       9,524
                             --           --       9,557
                       -----------   ---------   -------
  Total 2002 Option
    Grants...........        --       34,000      73,325
                       -----------   ---------   -------
2002 Option
  Terminations:
                             --           --      (1,500)
                             --           --        (963)
                             --           --      (1,333)
                             --           --      (1,188)
                             --           --        (188)
                       -----------   ---------   -------
Total 2002 Option
  Terminations.......        --           --      (5,172)
                       -----------   ---------   -------
2002 Options
  Exercised:
  Total 2002 Options
    Exercised........        --           --          --
                       -----------   ---------   -------
Balance as of
  December 31,
  2002...............    34,880       79,000     196,341
                       ===========   =========   =======
  Vested/Not
    Exercised........    34,880       32,616     129,450
                       ===========   =========   =======
  Not Vested.........        --       46,384      66,895
                       ===========   =========   =======

     Effective January 31, 2003, we will provide matching contributions to our U.S. Defined Contribution Plan in the form of CNH common shares rather than in cash. Employees may transfer these contributions out of the CNH stock fund after a maximum of 90 days. Our 5% fixed contribution to the plan continues to be funded in cash. Employees may not elect to invest any of their own contributions in CNH common shares.

     We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of our Board of Directors. Effective for the 2002 plan year only, the 2002 Special Incentive Program was approved which provides a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program will be administered under the CNH Equity Incentive Program. Since the specified target was achieved, we will issue approximately 180,000 restricted shares under the program in 2003, which will vest one year from the date of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS.

     Our outstanding capital stock consists of common shares, par value E2.25 per share and Series A Preferred Stock, par value E2.25 per share. As of April 8, 2003, there were 131,503,452 common shares and 8,000,000 shares of Series A Preferred Stock issued and outstanding. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     The following table sets forth the issued and outstanding common shares of CNH as of April 8, 2003:

                                                               NUMBER OF
                                                              OUTSTANDING    PERCENTAGE
                                                                COMMON       OWNERSHIP
SHAREHOLDERS                                                    SHARES        INTEREST
------------                                                  -----------    ----------
Fiat Netherlands............................................  110,866,036        84%
Other shareholders..........................................   20,637,416        16
                                                              -----------       ---
Total.......................................................  131,503,452       100%
                                                              ===========       ===

     All of the Series A Preferred Stock is held by Fiat and an affiliate. Each of our directors and executive officers, individually and collectively, own less than 1% of our common shares.

     We are controlled by our largest single shareholder, Fiat Netherlands, a wholly owned subsidiary of Fiat. In June 2002, Fiat Netherlands increased its ownership interest in CNH when $1.3 billion of debt due from CNH to Fiat was exchanged for 65 million common shares which equals $1.3 billion divided by the public offering price of $20 per share. Consequently, Fiat controls all matters submitted to a vote of CNH's shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as CNH's other shareholders.

     B. RELATED PARTY TRANSACTIONS.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will convert into 100 mil-lion CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company's equity, after all its debts have been discharged will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

     In June 2002, Fiat exchanged $1.3 billion of CNH debt for 65 million common shares, equal to $1.3 billion divided by $20 per share, which was the price per share at which we sold 10 million shares in our concurrent public offering.

     On November 12, 1999, Fiat Netherlands, the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. On June 30, 2000, Fiat Netherlands. received 25,583,756 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $54.70 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and we paid a discretionary return to Fiat Netherlands on its advance to capital of $56 million, an annual rate of 6.25%.

     Fiat has informed us that it is contemplating various financial restructuring alternatives in order to strengthen its operations, and we cannot predict what effect, if any, this will have on our results of operations or financial position. We continue to rely on Fiat to provide either guarantees or funding in connection with some of its external debt financing needs. At December 31, 2002, our outstanding debt with Fiat and its affiliates was approximately 50% of the total debt, compared with 60% at December 31, 2001. Fiat guarantees $1,138 million or approximately 15% of CNH's outstanding debt. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2002, CNH paid a guarantee fee of between 0.03125% per annum and 0.125% per annum while in 2001 the guarantee fee ranged between 0.03125% per annum and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

     We purchase some of our engines and other components from the Fiat Group and companies of the Fiat Group provide us with administrative services such as accounting and cash management services. In addition, we may from time to time enter into hedging arrangements with counterparties that are members of the Fiat Group. In 2002, we purchased approximately $147 million in goods, including $92 million for engines purchased from Iveco, and approximately $187 million in services from companies in the Fiat Group. Our principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco, robotic equipment from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid. Our principal purchases of services from Fiat and its affiliates include accounting and audit, maintenance of plant and equipment, research and development, information systems and training. We also purchase tractors from our Mexican joint venture for resale in the United States. For material related party transactions, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are on arm's-length terms. Management believes that the terms of these sales and purchases are at least as favorable to us as those available from unaffiliated third parties.

     Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of our internal audit area in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. We purchase network and hardware support from and we outsource a portion of our information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. We purchase research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. Our management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

     If the goods or services or financing arrangements described above were not available from Fiat, we would have to obtain them from other sources. We can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.

     Fiat has executed, on our behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 2002, we and our subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $334 million to which affiliates of Fiat were counterparties. Our management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.

     Additionally, we participate in the stock option program of Fiat as described in Note 19, "Option and Incentive Plans" to the Consolidated Financial Statements.

     C. INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     See Item 18. "Financial Statements" for a list of the Financial Statements filed with this document.

     B. SIGNIFICANT CHANGES.

     No significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS.

     Our common shares are quoted on the New York Stock Exchange under the symbol "CNH". The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated (as adjusted to reflect the 1-for-5 reverse stock split we effected on April 1, 2003):

COMMON SHARE PRICE

                                                                HIGH       LOW
                                                               -------    ------
MOST RECENT SIX MONTHS:
  April 2003 (through April 18)............................    $  8.80    $ 7.25
  March 2003...............................................       8.35      5.95
  February 2003............................................      15.95      7.90
  January 2003.............................................      19.00     15.00
  December 2002............................................      19.50     16.50
  November 2002............................................      18.50     14.90
  October 2002.............................................      17.25     14.00
YEAR ENDED DECEMBER 31, 2002
  First Quarter............................................    $ 32.15    $19.50
  Second Quarter...........................................      29.10     19.95
  Third Quarter............................................      20.70     14.05
  Fourth Quarter...........................................      19.50     14.00
  Full Year................................................      32.15     14.00
YEAR ENDED DECEMBER 31, 2001
  First Quarter............................................    $ 48.75    $31.75
  Second Quarter...........................................      34.45     27.25
  Third Quarter............................................      39.95     28.50
  Fourth Quarter...........................................      32.25     25.50
  Full Year................................................      48.75     25.50
2000.......................................................    $ 74.05    $37.80
1999.......................................................    $ 90.00    $43.75
1998.......................................................    $141.55    $48.75

     On April 8, 2003, the last reported sales price of our common shares as reported on the New York Stock Exchange was $8.31 per share. There were approximately 988 registered holders of record of our common shares in the United States as of April 8, 2003.

     B. PLAN OF DISTRIBUTION.

     Not applicable.

     C. MARKETS.

     The outstanding common shares of CNH are listed on the New York Stock Exchange under the symbol "CNH".

     D. SELLING SHAREHOLDERS.

     Not applicable.

     E. DILUTION.

     Not applicable.

     F. EXPENSES OF THE ISSUE.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL.

     Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

     Set forth below is a summary description of the material provisions of CNH's Articles of Association, effective April 1, 2003 (the "Articles of Association"), and particular provisions of Dutch law relevant to CNH's statutory existence. This summary does not restate CNH's Articles of Association or relevant Dutch law in their entirety.

REGISTRATION AND OBJECTIVES

     CNH is registered at Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.

     CNH's objectives are to:

     - engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

     - engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which CNH may deem suitable to be carried on in conjunction with the foregoing;

     - render management and advisory services;

     - issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies; and

     - do anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objectives set out in the foregoing paragraphs.

AUTHORIZED CAPITAL

     Our authorized share capital is E1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A preference shares (the "preference shares") with a par value of E2.25 per share. We will issue common shares only in registered form. We have appointed JPMorgan Chase Bank as our agent to maintain the share register relating to the common and preference shares and to act as transfer agent and registrar for the common and preference shares.

DIVIDENDS

     Our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our board of directors. The shareholders have discretion as to the use of that portion of our annual profits remaining after the establishment of reserves and payment of dividends on the preference shares for distribution of dividends on the common shares only. However, no dividends may be distributed to the preference shares for 2003 and 2004 and dividends on the preference shares are not cumulative. Moreover, the board of directors may defer the payment of dividends on the preference shares for a period not to exceed five consecutive annual periods, in which case payment of dividends on common shares for the relevant financial year will be deferred for the same period. A resolution to reduce the capital of the preference shares or apply the share premium reserve attributable to the preference shares to recoup losses CNH has suffered requires the prior approval of all holders of the preference shares.

     The board of directors may resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon dissolution of CNH. However, we may not pay dividends if the payment would reduce shareholders' equity to an amount less than the aggregate share capital plus required statutory reserves. The board of directors may resolve that we pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to CNH.

     At any general meeting of shareholders, our shareholders may declare dividends in the form of cash (in U.S. Dollars), common shares or a combination of both.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

     Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in The Netherlands within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding shares or other persons entitled to attend the general meetings. Dutch law does not restrict the rights of shareholders who do not reside in The Netherlands to hold or vote their shares.

     We will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and in any other manner that we may be required to follow in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of the shares by letter, cable, telex or telefax. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting, at our offices or places of business.

     Each share is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. So long as preference shares are issued and outstanding, any resolution to amend the terms and conditions of the preference shares requires approval of shareholders representing at least 95% of CNH's issued and outstanding share capital.

     We are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

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

LIQUIDATION RIGHTS

     In the event of our dissolution and liquidation, the assets remaining after payment of all debts will first be applied to distribute to the holders of preference shares the nominal amount of the preference shares and then the amount of the share premium reserve relating to the preference shares. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of the common shares and, if only preference shares are issued and outstanding, to the holders of the preference shares in proportion to the aggregate nominal amount of preference shares. No liquidation payments will be made on shares that CNH holds in treasury.

ISSUE OF SHARES; PREFERENCE RIGHTS

     Our board of directors has the power to issue common shares and/or preference shares if and to the extent that a general meeting of shareholders has designated the board to act as the authorized body for this purpose. A designation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At a general meeting of shareholders in February 2002, the shareholders authorized our board of directors to issue shares and/or rights to purchase shares for five years.

     In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our extraordinary general meeting of shareholders on February 4, 2002, CNH shareholders authorized our board of directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting.

     These provisions apply equally to any issue by us of rights to subscribe for shares.

     Under Dutch law, shareholders are not liable for further capital calls by CNH.

REPURCHASES OF SHARES

     We may acquire shares, subject to applicable provisions of Dutch law and of our Articles of Association, to the extent:

     - our shareholders' equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by Dutch law; and

     - after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

     Our board of directors may repurchase shares only if our shareholders have authorized the repurchases. Under Dutch law, an authorization to repurchase shares will remain in effect for a maximum of 18 months.

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

AMENDMENT OF THE ARTICLES OF ASSOCIATION

     A majority of the votes cast by holders of our shares at a general meeting must approve any resolution proposed by our board of directors to amend the Articles of Association or to wind up CNH. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

DISCLOSURE OF HOLDINGS

     Under Dutch law regarding the disclosure of holdings in listed companies, if our shares are admitted to official quotation or listing on Euronext or on any other stock exchange in the European Union, registered holders and some beneficial owners of our shares must promptly notify CNH and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 25%, 50% or 66 2/3% of our outstanding shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.

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

UNITED STATES FEDERAL INCOME TAXATION

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

     Prospective purchasers and holders of our common shares are advised to consult their own tax advisors about the U.S., federal, state, local or other tax consequences to them of the purchase, beneficial ownership and disposition of our common shares.

     For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of our common shares who is:

     - an individual citizen or resident of the United States for U.S. federal income tax purposes;

     - a corporation created or organized under the laws of the United States or a state thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons.

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

  Taxation of Capital Gains

     Upon a sale or other taxable disposition of our common shares, an U.S. Holder will recognize gain or loss equal to the difference between the amount realized in the sale or other taxable disposition and the tax basis of the common shares. Such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Gain realized by an U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

  Backup Withholding Tax

     Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to distributions made on our common shares and proceeds received on disposition of such shares paid within the United States, and proceeds received on a disposition of such shares that is effected at a U.S. office of a broker. Furthermore, a 30% (to be reduced to 29% for years 2004 and 2005, and 28% for 2006 and thereafter) backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.

NETHERLANDS TAXATION

     This taxation summary solely addresses the material Dutch tax consequences of the acquisition and the ownership and disposition of CNH shares. It is a general summary that only applies to a Non-Resident holder of shares (as defined below) and it does not discuss every aspect of taxation that may be relevant to a particular holder of shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that CNH is organized, and its business will be conducted, in the manner outlined in this report. Changes in the organizational structure or the manner in which CNH conducts its business may invalidate this summary.

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

     If a person holds an interest in CNH, such interest forms part or is deemed to form part of a substantial interest in CNH if any one or more of the following circumstances is present:

          - such person alone or, in case such person is an individual, together with his partner has, directly or indirectly, the ownership of, shares of CNH representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of CNH or to 5% or more of the liquidation proceeds of CNH;

          - such person's partner or any of the relatives by blood or by marriage in the direct line (including foster children) of this person or of his partner has a substantial interest in CNH;

          - such person's shares, profit participating certificates or rights to acquire shares or profit participating certificates in CNH have been acquired by such person or are deemed to have been acquired by such person under a non-recognition provision.

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

  Taxes on Income and Capital Gains

     A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by CNH (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

          - he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

          - he (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

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

     A Non-Resident holder of shares may, inter alia, derive benefits from CNH shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances if:

     - his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

     - he makes CNH shares available or is deemed to make CNH shares available, legally or in fact, directly or indirectly, to a connected party (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

     if such activities are performed or deemed to be performed in The Netherlands.

  Dividend Withholding Tax

     Dividends distributed by CNH to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. See "-- Taxes on Income and Capital Gains" for a description of the concept "dividends distributed by CNH".

     If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax provided that such relief is duly claimed. A relief from Dutch dividend withholding tax will for Dutch domestic tax purposes only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by CNH. Certain specific anti-dividend-stripping rules apply. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the Tax Arrangement for The Netherlands.

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

     Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "U.S./NL Income Tax Treaty"), the Dutch dividend withholding tax rate on dividends paid by CNH on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied CNH with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, CNH will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./ NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

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

U.S. WITHHOLDING TAX ON INTEREST

     The Netherlands -- U.S. Income Tax Convention, as amended, exempts from U.S. withholding tax the payment of interest to us on intercompany loans made to our U.S. subsidiaries provided that, among other considerations, our principal class of shares are listed on a recognized stock exchange in the United States or The Netherlands and are substantially and regularly traded. In order to meet the substantially and regularly traded requirement, the annual trading volume of our principal class of shares during the previous tax year must be at least 6% of the average number of our issued and outstanding principal class of shares. The trading volume of our common shares on the New York Stock Exchange was over 10% in 2002. If the trading volume of our common shares were to decline below the 6% threshold, the interest payments on the intercompany loans would become subject to withholding tax. Our common shares will comprise our principal class of shares for this purpose if, on an interest payment date, among other requirements, the value of our common shares exceeds 50% of the value of all of our outstanding shares. Because of potential changes in the relative value of our classes of shares, no assurance can be given that our common shares will exceed the requisite 50% value. If interest payments made to us by our U.S. subsidiaries were to become subject to U.S. withholding tax, then we would consider implementing strategies that may reduce or eliminate the withholding tax. We cannot assure that such strategies would be successful.

     F. DIVIDENDS AND PAYING AGENTS.

     Not applicable.

     G. STATEMENT OF EXPERTS.

     Not applicable.

     H. DOCUMENTS ON DISPLAY.

     CNH files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission (the "SEC") pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. To obtain information on the operation of the Public Reference Room, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC's website at www.sec.gov or may be read and copied at the SEC regional offices located at 233 Broadway, New York, New York 10279 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662.

     I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures using financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. We do not hold or issue derivative or other financial instruments for speculative or trading purposes.

  Foreign Currency Risk Management

     We have significant international manufacturing operations. Foreign exchange risk exists to the extent that we have payment obligations or receipts denominated in currencies other than the functional currency of the various manufacturing operations. To manage these exposures, we identify naturally offsetting positions and then purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. For further information on our foreign exchange rate risk management, see Note 17, "Financial Instruments," to the Consolidated Financial Statements.

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

     For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts, (b) all foreign currency denominated debt and (c) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for CNH's Latin American subsidiaries. The sensitivity analysis excludes the value of other foreign currency denominated receivables and payables because of their short-term maturities. Further, this calculation does not include anticipated foreign currency cash flows related to the underlying business transactions. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $2 million and $39 million at December 31, 2002 and 2001, respectively.

     Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The sensitivity model assumes an adverse shift in all foreign currency exchange spot and forward rates. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. The fair market valuation and sensitivity analysis of option contracts are provided by a third party based on our request to compute the fair value change of a 10% movement in the foreign exchange rate in which the contracts are based. We do not have a model to value such contracts as their use is limited and the value is not significant to our financial position. There were no option contracts outstanding at December 31, 2002.

     We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as "Accumulated other comprehensive income" in our consolidated balance sheet. At December 31, 2002, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $221 million and $209 million at December 31, 2002 and 2001, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statements of income. In particular, the devaluation of the Turkish Lira in 2001 affected our net income by $20 million due to the change in net investment of our joint venture operations in Turkey.

     In addition to the foreign exchange risks identified, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. Dollars. Depending on movements in foreign exchange rates, this may have an adverse impact on our Consolidated Financial Statements. Earnings exposures to the major currencies include the Euro, British Pound, Canadian Dollar and Australian Dollar. Exposures to other currencies include the Brazilian Real, Argentine Peso, Mexican Peso, Danish Krone, Norwegian Krone, Swedish Krona, Polish Zloty, Indian Rupee, and Chinese Renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican Peso, Brazilian Real, and Argentine Peso have experienced short-term movements ranging from 30% to 90% due to the devaluation of its respective currency.

     As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in net income impacts to us of $8 million in 2002 and $10 million in 2001. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

  Interest Rate Risk Management

     We are exposed to market risk from changes in interest rates. We monitor our exposure to this risk and manage the underlying exposure both through the matching of financial assets and liabilities and through the use of financial instruments, including swaps, caps, and forward starting swaps, for the net exposure. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of our financial assets and liabilities. We do not hold or issue derivative or other financial instruments for speculative or trading purposes. For further information on our interest rate risk management, see Note 17, "Financial Instruments," to the Consolidated Financial Statements.

     We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2002 and 2001, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $25 million and $33 million, respectively, based on the discounted values of their related cash flows.

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

  Commodity Price Risk Management

     Commodity prices affect our Equipment Operations' sales and Financial Services' originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on earnings, cash flows or fair values of the Financial Services' portfolio.

  Changes in Market Risk Exposure as Compared to 2001

     Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2001.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On March 27, 2003, our shareholders approved amendments to our Articles of Association at an Extraordinary Meeting of Shareholders. The amendments increased our authorized share capital to E1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with a par value of E2.25 per share.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company's equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

ITEM 15. CONTROLS AND PROCEDURES

     CNH's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of CNH's disclosure controls and procedures within 90 days prior to the filing date of this report pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS:

                        CNH GLOBAL N.V. AND SUBSIDIARIES

                                                                PAGE
                                                                ----
Independent Auditor's Report................................     F-2
Report of Independent Public Accountants....................     F-4
Consolidated statements of operations for the years ended
  December 31, 2002, 2001 and 2000..........................     F-5
Consolidated balance sheets as of December 31, 2002 and
  2001......................................................     F-6
Consolidated statements of cash flows for the years ended
  December 31, 2002, 2001 and 2000..........................     F-7
Consolidated statements of changes in shareholders' equity
  for the years ended December 31, 2002, 2001 and 2000......     F-8
Notes to consolidated financial statements..................     F-9

ITEM 19. EXHIBITS

     A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

                         INDEX TO FINANCIAL STATEMENTS

                        CNH GLOBAL N.V. AND SUBSIDIARIES

                                                              PAGE
                                                              ----
Independent Auditor's Report................................  F-2
Report of Independent Public Accountants....................  F-4
Consolidated statements of operations for the years ended
  December 31, 2002, 2001 and 2000..........................  F-5
Consolidated balance sheets as of December 31, 2002 and
  2001......................................................  F-6
Consolidated statements of cash flows for the years ended
  December 31, 2002, 2001 and 2000..........................  F-7
Consolidated statements of changes in shareholders' equity
  for the years ended December 31, 2002, 2001 and 2000......  F-8
Notes to consolidated financial statements..................  F-9

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of CNH Global N.V.:

     We have audited the accompanying consolidated balance sheet of CNH Global N.V. (a Netherlands Corporation) and its subsidiaries as of December 31, 2002, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audit. The financial statements of CNH Global N.V. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 7, 2002.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such 2002 financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 9 to the consolidated financial statements, the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002.

     As discussed above, the consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 9, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 9 are appropriate.

     As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 22, the Company changed the presentation of its results of operations by segment in 2002, and the amounts in the 2001 and 2000 financial statements relating to the results of operations by segment have been restated to conform to the 2002 presentation of results of operations by segment. Our procedures included (i) agreeing the adjusted amounts of results of operations by segment to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

     As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 24, these consolidated financial statements have been revised to reflect a 1-for-5 reverse split of the Company's common shares. Our audit procedures with respect to all references to the number of common shares and earnings per share in the consolidated financial statements and notes thereto included testing the mathematical accuracy of applying the 1-for-5 reverse split to common shares outstanding and the related earnings per share amounts.

     In our opinion, the adjustments described above to present the transitional disclosures required by Statement No. 142, restate the reportable segments, and to reflect the 1-for-5 reverse split of the Company's common shares have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

     Our audit was conducted for the purpose of forming an opinion on the 2002 consolidated financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services. The 2002 supplemental information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 consolidated financial statements taken as a whole. The 2001 and 2000 supplemental financial statements were subjected to audit procedures by other auditors who have ceased operations. Those auditors, whose report dated February 7, 2002, referred to above, stated that such schedules were fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                          DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
April 8, 2003

     The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 20-F for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. In 2002, the Company changed the presentation of its results of operations by segment in the 2001 and 2000 financial statements to conform to the 2002 presentation of results of operations by segment. Prior to release of the 2002 consolidated financial statements, the Company effected a 1-for-5 reverse split of the Company's common shares. As described in Note 24, the 2001 and 2000 consolidated financial statements have been revised to reflect the 1-for-5 reverse split of the Company's common shares.

     The Arthur Andersen LLP report does not extend to revised disclosures discussed above. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

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

                                          ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 7, 2002

                                CNH GLOBAL N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (AND SUPPLEMENTAL INFORMATION)

                                                                               SUPPLEMENTAL INFORMATION
                                                                     ---------------------------------------------
                                              CONSOLIDATED             EQUIPMENT OPERATIONS     FINANCIAL SERVICES
                                       ---------------------------   ------------------------   ------------------
                                        2002      2001      2000      2002     2001     2000    2002   2001   2000
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
REVENUES:
  Net sales..........................  $ 9,331   $ 9,030   $ 9,337   $9,331   $9,030   $9,337   $ --   $ --   $ --
  Finance and interest income........      609       685       704      100      149       68    641    739    799
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
                                         9,940     9,715    10,041    9,431    9,179    9,405    641    739    799
COSTS AND EXPENSES:
  Cost of goods sold.................    7,902     7,586     7,820    7,902    7,586    7,820     --     --     --
  Selling, general and
    administrative...................    1,094     1,224     1,277      884      915    1,007    210    314    274
  Research, development and
    engineering......................      283       306       338      283      306      338     --     --     --
  Restructuring and other merger
    related costs....................       51       104       157       50       97      157      1      7     --
  Interest expense -- Fiat
    affiliates.......................      236       358       291      198      308      257     38     50     34
  Interest expense -- other..........      318       368       502      268      277      285    204    289    376
  Other, net.........................      182       193       186       62      112      100     98     81     86
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
                                        10,066    10,139    10,571    9,647    9,601    9,964    551    741    770
EQUITY IN INCOME (LOSS) OF
  UNCONSOLIDATED SUBSIDIARIES AND
  AFFILIATES:
  Financial Services.................        4         6         2       60        4       26      4      6      2
  Equipment Operations...............       15       (14)        4       15      (14)       4     --     --     --
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
Income (loss) before taxes, minority
  interest and cumulative effect of
  change in accounting principle.....     (107)     (432)     (524)    (141)    (432)    (529)    94      4     31
Income tax provision (benefit).......      (14)     (105)     (153)     (48)    (105)    (159)    34     --      6
Minority interest....................        8         5        10        8        5       11     --     --     (1)
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
Net income (loss) before cumulative
  effect of change in accounting
  principle..........................     (101)     (332)     (381)    (101)    (332)    (381)    60      4     26
Cumulative effect of change in
  accounting principle, net of tax...     (325)       --        --     (325)      --       --     --     --     --
                                       -------   -------   -------   ------   ------   ------   ----   ----   ----
Net income (loss)....................  $  (426)  $  (332)  $  (381)  $ (426)  $ (332)  $ (381)  $ 60   $  4   $ 26
                                       =======   =======   =======   ======   ======   ======   ====   ====   ====
PER SHARE DATA:
Basic earnings (loss) per share
  before cumulative effect of change
  in accounting principle............  $ (1.05)  $ (6.00)  $ (8.95)
Cumulative effect of change in
  accounting principle, net of tax...    (3.35)       --        --
                                       -------   -------   -------
Basic earnings (loss) per share......  $ (4.40)  $ (6.00)  $ (8.95)
                                       =======   =======   =======
Diluted earnings (loss) per share
  before cumulative effect of change
  in accounting principle............  $ (1.05)  $ (6.00)  $ (8.95)
Cumulative effect of change in
  accounting principle, net of tax...    (3.35)       --        --
                                       -------   -------   -------
Diluted earnings (loss) per share....  $ (4.40)  $ (6.00)  $ (8.95)
                                       =======   =======   =======

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

                                CNH GLOBAL N.V.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001
                         (AND SUPPLEMENTAL INFORMATION)

                                                                                       SUPPLEMENTAL INFORMATION
                                                                                  -----------------------------------
                                                                                      EQUIPMENT          FINANCIAL
                                                                CONSOLIDATED         OPERATIONS          SERVICES
                                                              -----------------   -----------------   ---------------
                                                               2002      2001      2002      2001      2002     2001
                                                              -------   -------   -------   -------   ------   ------
                                                                         (IN MILLIONS, EXCEPT SHARE DATA)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   775   $   663   $   469   $   378   $  306   $  285
  Accounts and notes receivable.............................    3,612     4,010     1,791     1,790    2,147    2,466
  Intersegment notes receivable.............................       --        --     1,083       524      354      344
  Inventories...............................................    2,054     2,204     2,054     2,204       --       --
  Deferred income taxes.....................................      505       454       393       333      112      121
  Prepayments and other.....................................      108       100       102        97        6        3
                                                              -------   -------   -------   -------   ------   ------
    TOTAL CURRENT ASSETS....................................    7,054     7,431     5,892     5,326    2,925    3,219
                                                              -------   -------   -------   -------   ------   ------
Long-Term Receivables.......................................    2,099     2,150       230       203    1,869    1,947
Intersegment Long-Term Notes Receivable.....................       --        --       700     1,112       --       --
Property, Plant and Equipment, net..........................    1,449     1,354     1,437     1,333       12       21
OTHER ASSETS:
  Investments in unconsolidated subsidiaries and
    affiliates..............................................      375       266       328       235       47       31
  Investment in Financial Services..........................       --        --     1,019     1,147       --       --
  Equipment on operating leases, net........................      544       612        --        --      544      612
  Goodwill..................................................    2,533     2,810     2,395     2,672      138      138
  Intangible assets.........................................      852       837       850       836        2        1
  Other.....................................................    1,854     1,752     1,516     1,369      338      383
                                                              -------   -------   -------   -------   ------   ------
    TOTAL OTHER ASSETS......................................    6,158     6,277     6,108     6,259    1,069    1,165
                                                              -------   -------   -------   -------   ------   ------
    TOTAL...................................................  $16,760   $17,212   $14,367   $14,233   $5,875   $6,352
                                                              =======   =======   =======   =======   ======   ======
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt -- Fiat affiliates...  $   514   $   732   $   514   $   617   $   --   $  113
  Current maturities of long-term debt -- other.............      604       329       310        20      294      311
  Short-term debt -- Fiat affiliates........................    1,086     1,847       817     1,373      269      474
  Short-term debt -- other..................................    1,663     1,370     1,067       670      596      700
  Intersegment short-term debt..............................       --        --       354       344    1,083      524
  Accounts payable..........................................    1,436     1,217     1,555     1,287      183      166
  Restructuring liability...................................       50        74        50        67       --        7
  Other accrued liabilities.................................    1,712     1,784     1,567     1,650      169      144
                                                              -------   -------   -------   -------   ------   ------
    TOTAL CURRENT LIABILITIES...............................    7,065     7,353     6,234     6,028    2,594    2,439
                                                              -------   -------   -------   -------   ------   ------
Long-Term Debt -- Fiat Affiliates...........................    2,285     3,311     1,918     3,002      367      309
Long-Term Debt -- Other.....................................    1,712     2,274       796     1,217      916    1,057
Intersegment Long-Term Debt.................................       --        --        --        --      700    1,112
OTHER LIABILITIES:
  Pension, postretirement and postemployment benefits.......    1,759     1,173     1,739     1,163       20       10
  Other.....................................................    1,105     1,120       847       843      258      277
                                                              -------   -------   -------   -------   ------   ------
    TOTAL OTHER LIABILITIES.................................    2,864     2,293     2,586     2,006      278      287
                                                              -------   -------   -------   -------   ------   ------
Commitments and Contingencies (Note 16)
Minority Interest...........................................       73        72        72        71        1        1
SHAREHOLDERS' EQUITY:
  Preference Shares, authorized 60,000,000, none issued.....       --        --        --        --       --       --
  Common Shares, E2.25 par value; authorized 140,000,000 and
    88,888,892 shares in 2002 and 2001, issued 131,238,200
    and 55,536,766 shares in 2002 and 2001..................      305       143       305       143      118       37
  Paid-in capital...........................................    4,327     2,995     4,327     2,995      910      918
  Treasury stock, 116,706 shares in 2002 and 2001, at
    cost....................................................       (7)       (7)       (7)       (7)      --       --
  Retained earnings (deficit)...............................   (1,027)     (573)   (1,027)     (573)      49      242
  Accumulated other comprehensive income (loss).............     (835)     (646)     (835)     (646)     (58)     (50)
  Unearned compensation on restricted shares and options....       (2)       (3)       (2)       (3)      --       --
                                                              -------   -------   -------   -------   ------   ------
    TOTAL SHAREHOLDERS' EQUITY..............................    2,761     1,909     2,761     1,909    1,019    1,147
                                                              -------   -------   -------   -------   ------   ------
    TOTAL...................................................  $16,760   $17,212   $14,367   $14,233   $5,875   $6,352
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

                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         (AND SUPPLEMENTAL INFORMATION)

                                                                                        SUPPLEMENTAL INFORMATION
                                                                           --------------------------------------------------
                                                     CONSOLIDATED            EQUIPMENT OPERATIONS        FINANCIAL SERVICES
                                              --------------------------   -------------------------   ----------------------
                                               2002      2001      2000    2002     2001      2000     2002     2001    2000
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
                                                                               (IN MILLIONS)
OPERATING ACTIVITIES:
  Net income (loss).........................  $  (426)  $  (332)  $ (381)  $(426)  $  (332)  $  (381)  $  60   $    4   $  26
  Adjustments to reconcile net income (loss)
    to net cash provided (used) by operating
    activities:
    Cumulative effect of change in
      accounting principle..................      325        --       --     325        --        --      --       --      --
    Depreciation and amortization...........      346       424      429     228       319       336     118      105      93
    Deferred income tax expense (benefit)...     (277)     (174)    (229)   (195)      (91)     (196)    (82)     (83)    (33)
    (Gain) loss on disposal of fixed
      assets................................      (15)        3       (6)    (15)        3        (8)     --       --       2
    Undistributed (earnings) losses of
      unconsolidated subsidiaries...........       10        17       (6)    (42)       19       (30)     (4)      (6)     (2)
    Changes in operating assets and
      liabilities:
      (Increase) decrease in receivables....      580      (264)   1,033     101      (153)      655     479     (111)    378
      (Increase) decrease in inventories....      335        48       36     335        48        36      --       --      --
      (Increase) decrease in prepayments and
        other current assets................       (4)      137       57      (1)      (23)      154      (3)     160    (115)
      (Increase) decrease in other assets...      368      (155)     (66)    226      (239)       15     142       84     (99)
      Increase (decrease) in payables.......       49        78      (80)     52       111      (147)     (3)     (33)     67
      Increase (decrease) in other accrued
        liabilities.........................     (228)        5      135    (235)      133        10       7     (128)    160
      Increase (decrease) in other
        liabilities.........................        8       217      (10)     22       127       (56)    (14)      90      46
  Other, net................................      104      (186)    (104)     94      (190)     (103)      9        4      --
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES................................    1,175      (182)     808     469      (268)      285     709       86     523
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
INVESTING ACTIVITIES:
  Acquisitions and investments, net of cash
    acquired................................     (234)       (8)     (58)   (296)      (62)      (84)    (11)      (1)      1
  Proceeds from sale of businesses and
    assets..................................      182       287      170      60       114       157     122      173      13
  Expenditures for property, plant and
    equipment...............................     (241)     (229)    (228)   (237)     (221)     (213)     (4)      (8)    (15)
  Expenditures for equipment on operating
    leases..................................     (166)     (322)    (180)     --        --        --    (166)    (322)   (180)
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
NET CASH USED BY INVESTING ACTIVITIES.......     (459)     (272)    (296)   (473)     (169)     (140)    (59)    (158)   (181)
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
FINANCING ACTIVITIES:
  Intersegment activity.....................       --        --       --    (100)   (1,102)     (318)    100    1,102     318
  Proceeds from issuance of long-term
    debt -- Fiat affiliates.................       --     1,646    1,531      --     1,499     1,967      --      147      45
  Proceeds from issuance of long-term
    debt -- other...........................      738       824       --       9       824        --     729       --      --
  Payment of long-term debt -- Fiat
    affiliates..............................     (544)     (129)    (243)   (487)      (13)       --     (57)    (116)   (243)
  Payment of long-term debt -- other........   (1,022)   (1,197)    (323)   (137)     (529)      (32)   (885)    (668)   (772)
  Net increase (decrease) in short-term
    revolving credit facilities.............       79      (853)    (841)    645      (410)   (1,349)   (566)    (443)    508
  Issuance of common shares.................      201        --       --     201        --        --      73       55      25
  Dividends paid............................      (28)      (28)     (82)    (28)      (28)      (82)     (3)      --      --
  Other, net................................       --        --      (84)     --        --       (79)     --       --      (5)
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES................................     (576)      263      (42)    103       241       107    (609)      77    (124)
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
Effect of foreign exchange rate changes on
  cash and cash equivalents.................      (28)      (32)     (50)     (8)      (19)      (46)    (20)     (13)     (4)
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................      112      (223)     420      91      (215)      206      21       (8)    214
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR......................................      663       886      466     378       593       387     285      293      79
                                              -------   -------   ------   -----   -------   -------   -----   ------   -----
CASH AND CASH EQUIVALENTS, END OF YEAR......  $   775   $   663   $  886   $ 469   $   378   $   593   $ 306   $  285   $ 293
                                              =======   =======   ======   =====   =======   =======   =====   ======   =====

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

                                CNH GLOBAL N.V.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                           ACCUMULATED
                                                                                              OTHER
                                                                              RETAINED    COMPREHENSIVE            COMPREHENSIVE
                                 COMMON   PAID-IN   TREASURY     UNEARNED     EARNINGS       INCOME                   INCOME
                                 SHARES   CAPITAL    STOCK     COMPENSATION   (DEFICIT)      (LOSS)       TOTAL       (LOSS)
                                 ------   -------   --------   ------------   ---------   -------------   ------   -------------
                                                                          (IN MILLIONS)
BALANCE, JANUARY 1, 2000.......   $ 88    $1,645      $--          $(8)        $   250        $(265)      $1,710
Comprehensive loss:
  Net loss.....................     --        --       --           --            (381)          --         (381)      $(381)
  Translation adjustment.......     --        --       --           --              --         (133)        (133)       (133)
  Pension liability
    adjustment.................     --        --       --           --              --           (1)          (1)         (1)
                                                                                                                       -----
      Total....................                                                                                        $(515)
                                                                                                                       =====
Dividends declared.............     --        --       --           --             (82)          --          (82)
Capital contributions on stock
  Issuance.....................     55     1,345       --           --              --           --        1,400
Recognition of compensation on
  restricted stock.............     --        --       --            1              --           --            1
Issuance of restricted shares,
  net of forfeitures...........     --         1       (6)           5              --           --           --
                                  ----    ------      ---          ---         -------        -----       ------
BALANCE, DECEMBER 31, 2000.....    143     2,991       (6)          (2)           (213)        (399)       2,514
Comprehensive loss:
  Net loss.....................     --        --       --           --            (332)          --         (332)      $(332)
  Translation adjustment.......     --        --       --           --              --         (110)        (110)       (110)
  Pension liability adjustment
    (net of tax $89 million)...     --        --       --           --              --         (117)        (117)       (117)
  Derivative financial
    instruments:
    Losses deferred (net of tax
      of $12 million)..........     --        --       --           --              --          (47)         (47)        (47)
    Losses reclassified to
      earnings.................     --        --       --           --              --           27           27          27
                                                                                                                       -----
      Total....................                                                                                        $(579)
                                                                                                                       =====
Dividends declared.............     --        --       --           --             (28)          --          (28)
Recognition of compensation on
  restricted stock.............     --        --       --            2              --    --.......            2
Issuance of restricted shares,
  net of forfeitures...........     --        --       (1)           1              --           --           --
Issuance of stock options......     --         4       --           (4)             --           --           --
                                  ----    ------      ---          ---         -------        -----       ------
BALANCE, DECEMBER 31, 2001.....    143     2,995       (7)          (3)           (573)        (646)       1,909
Comprehensive loss:
  Net loss.....................     --        --       --           --            (426)          --         (426)      $(426)
  Translation adjustment.......     --        --       --           --              --           88           88          88
  Pension liability adjustment
    (net of tax of $134
    million)...................     --        --       --           --              --         (278)        (278)       (278)
  Derivative financial
    instruments:
    Losses deferred (net of tax
      of $16 million)..........     --        --       --           --              --          (30)         (30)        (30)
    Losses reclassified to
      earnings.................     --        --       --           --              --           31           31          31
                                                                                                                       -----
      Total....................                                                                                        $(615)
                                                                                                                       =====
Issuance of common shares......     23       178       --           --              --           --          201
Conversion of debt to equity...    139     1,154       --           --              --           --        1,293
Dividends declared.............     --        --       --           --             (28)          --          (28)
Recognition of compensation on
  restricted stock and stock
  options......................     --        --       --            1              --           --            1
                                  ----    ------      ---          ---         -------        -----       ------
BALANCE, DECEMBER 31, 2002.....   $305    $4,327      $(7)         $(2)        $(1,027)       $(835)      $2,761
                                  ====    ======      ===          ===         =======        =====       ======

The accompanying notes to consolidated financial statements are an integral part of these
                 Statements of Changes in Shareholders' Equity.

                                CNH GLOBAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

     CNH Global N.V. ("CNH"), formerly New Holland N.V. ("New Holland"), is incorporated in The Netherlands under Dutch law. CNH's Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH's Financial Services operations offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

     CNH is controlled by Fiat Netherlands Holding N.V. ("Fiat Netherlands"), a wholly owned subsidiary of Fiat S.p.A. ("Fiat"), a company organized under the laws of Italy, which owned approximately 85% of the outstanding common shares of CNH at December 31, 2002.

     On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the Form 20-F and accompanying consolidated financial statements and notes thereto to earnings per share and the number of common shares have been retroactively restated for all periods presented to reflect this reverse stock split.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States or U.S. GAAP. CNH has prepared its consolidated financial statements in U.S. Dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. Dollars. The financial statements include the accounts of CNH's majority-owned subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH's principal competitors present supplemental data on a similar basis. Therefore, users of CNH's financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH's equipment operations and financial services operations as follows:

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

     All significant intercompany transactions, including activity within and between "Equipment Operations" and "Financial Services," have been eliminated in deriving the consolidated financial statements and data. Intersegment notes receivable, intersegment long-term notes receivable, intersegment short-term debt and intersegment long-term debt represent intersegment financing between Equipment Operations and Financial Services. During June 2002, a non-cash dividend of $250 million was declared by Financial Services. In exchange, Financial Services assumed an equal amount of debt from Equipment Operations.

                                CNH GLOBAL N.V.

     Investments in unconsolidated subsidiaries and affiliates that are at least 20% owned, or where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH's proportionate share of the entity's respective profits or losses, and decreased by amortization of any related goodwill before 2002. Dividends received from these entities reduce the carrying value of the investments. Investments wherein CNH owns less than 20% and where CNH does not exercise significant influence are stated at lower of cost or net realizable value.

     The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts, and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust's activities they are each classified as a qualifying special purpose entity ("QSPE") under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." ("SFAS No. 140"). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company's consolidated balance sheets. For additional information on the Company's receivable securitization programs, see Note 4.

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

     REVENUE RECOGNITION

     Equipment Operations record sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. In the United States and the majority of international locations, title to equipment and replacement parts transfers to the dealer upon shipment. In Australia and some other international locations, certain equipment and replacement parts are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Under these circumstances, sales are not recorded until a retail customer has purchased the goods. Dealers may not return equipment or replacement parts while the applicable dealer contract remains in place. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH is obligated to repurchase new equipment from the dealer. CNH has credit limits and other safeguards in place to monitor the financial stability of its dealers. In cases where dealers are unable to pay for equipment or parts, CNH attempts to have these goods returned or negotiate a settlement of the outstanding receivables. CNH may provide certain sales incentives to dealers to stimulate sales to retail customers. The expense of such incentives is recorded as a deduction in arriving at net sales at the time the sale is recognized by CNH.

     For all sales, no significant uncertainty exists surrounding the purchaser's obligation to pay for the equipment and replacement parts and CNH records appropriate provisions for doubtful receivables as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the interest free period. In 2002 and 2001, interest free periods averaged 3.5 months and 4.5 months, respectively, on approximately 64% and 65%, respectively, of sales for the agricultural equipment business. In 2002 and 2001, interest free periods averaged 3.6 months and 3.0 months, respectively, on approximately 71% and 74%, respectively, of sales for the

                                CNH GLOBAL N.V.

construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.

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

     ADVERTISING

     CNH expenses advertising costs as incurred. Advertising expense totaled $67 million, $78 million and $96 million for the years ended December 31, 2002, 2001 and 2000, respectively.

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

     RECEIVABLES AND RECEIVABLE SALES

     Receivables are recorded at face value, net of allowances for doubtful accounts.

     CNH sells retail receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and in some cases a cash reserve account, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at

                                CNH GLOBAL N.V.

the date of transfer. The Company estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions--credit losses, prepayment speeds, and discount rates commensurate with the risks involved.

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

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

                    CATEGORY                             LIVES
                    --------                         -------------
Buildings and improvements.......................    10 - 40 years
Plant and machinery..............................     5 - 16 years
Other equipment..................................     3 - 10 years

     CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2002, 2001 and 2000 is not significant in relation to the consolidated financial results.

     CNH evaluates the recoverability of the carrying amount of long lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. CNH assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.

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

                                CNH GLOBAL N.V.

     EQUIPMENT ON OPERATING LEASES

     Financial Services purchases equipment that is leased to retail customers under operating leases from dealers. Income from operating leases is recognized over the term of the lease. Financial Services' investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is calculated at the inception of the lease date. Realization of the residual values is dependent on Financial Services' future ability to market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

     GOODWILL AND INTANGIBLES

     SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") addresses financial accounting and reporting for intangible assets and goodwill. In January 2002, CNH adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and at least annually thereafter. The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. Impairment testing for goodwill is done at a reporting unit level. CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow.

     Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Before January 1, 2002, goodwill was amortized on a straight-line basis over 10 to 30 years. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying balance sheets, and the related amortization is charged to "Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates" in the accompanying statements of operations. During 2001, CNH continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Prior to January 1, 2002, CNH continually evaluated whether events and circumstances had occurred that indicated the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not have been recoverable. When factors indicated that goodwill should be evaluated for possible impairment, CNH used an estimate of the undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill was recoverable.

     Negative goodwill represents the excess of the fair value of the tangible and identifiable intangible assets purchased, with the fair value of non-current assets having been reduced to zero, over the purchase price paid plus liabilities assumed. Before January 1, 2002, negative goodwill was being amortized on a straight-line basis over approximately 3 years. At December 31, 2001 and 2000, negative goodwill, net of accumulated amortization, totaled $0 and $33 million, respectively.

     Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents. Non-indefinite lived intangible assets are being amortized on a straight-line basis over 5 to 30 years.

     Reference is made to Note 3, "Acquisitions and Divestitures of Businesses and Investments," and Note 9, "Goodwill and Intangible Assets" for further information regarding goodwill and intangibles.

                                CNH GLOBAL N.V.

     INCOME TAXES

     CNH follows an asset and liability approach for financial accounting and reporting for income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which, based on available evidence, it is more likely than not that they will not to be realized.

     RETIREMENT PROGRAMS

     CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing defined benefit pension and other postretirement benefits is based upon actuarial valuations and is charged to income during the period of the employees' service. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to deferred contribution plans are charged to income during the period of the employee's service.

     DERIVATIVES

     The Company uses derivative financial instruments to manage its interest rate exposures and foreign currency exposures. CNH does not hold or issue such instruments for trading purposes. Hedge accounting is applied if the changes in the fair market value of the derivative instruments are highly correlated to changes in the fair market value of the anticipated transactions and recognized assets and liabilities. As these instruments are primarily accounted for as hedges of anticipated transactions or recognized assets and liabilities, unrealized fair value gains and losses are not recognized in earnings as of the balance sheet date to the extent that the hedge is effective. The effective portion of unrealized gains and losses are recognized in earnings in the period in which the hedged transaction affects earnings. Subsequent to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001, the fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets.

     Reference is made to Note 17, "Financial Instruments," for further information regarding CNH's use of derivative financial instruments.

     STOCK-BASED COMPENSATION PLANS

     The Company has stock-based employee compensation plans which are described more fully in Note 19, "Option and Incentive Plans." The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant. No stock-based employee compensation cost is reflected in net income (loss), for options granted with an exercise price equal to the market value of CNH common shares on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation"

                                CNH GLOBAL N.V.

("SFAS No. 123") to stock-based employee compensation for the years ended December 31, 2002, 2001 and 2000.

                                                         2002     2001     2000
                                                        ------   ------   ------
Net loss, as reported.................................  $ (426)  $ (332)  $ (381)
Add: Stock-based employee compensation expense
     included in reported net income, net of tax......       1        2        1
Deduct: Total stock-based employee compensation
        expense determined under fair value based
        methods, net of tax...........................      (4)      (6)      (4)
                                                        ------   ------   ------
Pro forma net loss....................................  $ (429)  $ (336)  $ (384)
                                                        ======   ======   ======
Earnings (loss) per share:
  Basic and Diluted -- as reported....................  $(4.40)  $(6.00)  $(8.95)
                                                        ======   ======   ======
  Basic and Diluted -- pro forma......................  $(4.45)  $(6.05)  $(9.00)
                                                        ======   ======   ======

     NEW ACCOUNTING PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, CNH adopted this new accounting standard on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on its financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, CNH adopted this new accounting standard on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on its financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS No. 145") which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." It also amends FASB Statement No. 13, "Accounting for Leases," to address certain lease modifications and requires sale-leaseback accounting for certain modifications. In addition, it makes other nonsubstantive technical corrections to existing authoritative pronouncements. Adoption of SFAS No. 145 is required for our fiscal year beginning January 1, 2003. CNH believes the adoption of SFAS No. 145 will not have a material impact on its financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF Issue No. 94-3"). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in that statement was recognized at the date of an entity's commitment to an exit

                                CNH GLOBAL N.V.

plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated by us after December 31, 2002. CNH is in the process of assessing what impact, if any, SFAS No. 146 may have on its consolidated financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34) ("Interpretation No. 45"). Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. CNH adopted the initial recognition and initial measurement provisions of Interpretation No. 45 on January 1, 2003. CNH is evaluating the impact the adoption of Interpretation No. 45 will have on its financial statements. The disclosure requirements of Interpretation No. 45, which were required immediately, did have a material effect on CNH's financial statements for the year ended December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure (an amendment of FASB Statement No.
123) ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. CNH has complied with the disclosure requirements of SFAS No. 148 as of December 31, 2002. CNH will continue to use the intrinsic value based method of accounting for stock-based employee compensation in 2003.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)" ("Interpretation No. 46") which provides consolidation guidance for certain Variable Interest Entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. Interpretation No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

     CNH has not completed its evaluation of Interpretation No. 46 and has not assessed the impact the adoption may have on its financial position or results of operations. If it is determined that CNH has entities which qualify as VIEs, then CNH may be required to include the assets and liabilities (or some portion thereof) of these entities in its consolidated financial statements beginning in the third quarter of 2003. See Note 4 for additional information.

                                CNH GLOBAL N.V.

NOTE 3: ACQUISITIONS AND DIVESTITURES OF BUSINESSES AND INVESTMENTS

     ACQUISITIONS AND INVESTMENTS

  Kobelco

     In January 2002, CNH entered into a global alliance with Kobelco Construction Machinery Co. Ltd. ("Kobelco Japan") and Kobe Steel, Ltd. for the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America, Inc. ("Kobelco America") for approximately $101 million net of cash acquired and assumption of debt. The Kobelco America transaction is accounted for as a purchase and accordingly, the accompanying consolidated financial statements include the results of operations of Kobelco America from January 2002. In addition, in January 2002, CNH acquired a 10% interest in Kobelco Japan and other certain intangibles for $78 million. In July 2002, CNH increased its interest in Kobelco Japan from 10% to 20% for approximately $42 million. Goodwill associated with these transactions totaled $38 million. The CNH and Kobelco Japan alliance allows CNH to increase its interest in Kobelco Japan from 20% to 35% by the third quarter of 2004. The Kobelco Japan investment is accounted for using the equity method.

     In July 2002, the European regional alliance between CNH and Hitachi Construction Machinery Company, Ltd. ("Hitachi") was terminated. CNH acquired Hitachi's interest in Fiat-Hitachi Excavator for approximately $42 million. Concurrent with acquiring Hitachi's interest, CNH, Kobelco Japan and Sumitomo Corporation formed Fiat-Kobelco Machinery S.p.A. (Italy) ("Fiat-Kobelco"). Fiat-Kobelco generally consists of the former Fiat-Hitachi Excavator and Kobelco Construction Machinery Europe ("Kobelco Europe") businesses. After giving consideration to Kobelco Japan purchasing shares in Fiat-Kobelco from CNH for approximately $10 million, Fiat-Kobelco is owned by the venture partners as follows: CNH 75%, Kobelco Japan 20% and Sumitomo Corporation 5%. The CNH and Kobelco Japan alliance allows Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

     Additionally, in connection with entering into this global alliance with Kobelco Japan, CNH received proceeds of approximately $24 million from the sale of CNH's construction equipment operations in Australia and China to Kobelco Japan.

  Shanghai

     In January 2002, Shanghai New Holland Agricultural Machinery Corp., Ltd. ("Shanghai") commenced operations. Shanghai was formed as a joint venture between Shanghai Tractor and Internal Combustion Engine Corporation ("STEC"), a wholly owned subsidiary of Shanghai Automotive Industry Corporation and CNH. Shanghai will manufacture, distribute and ultimately export agricultural tractors under 100 horsepower. Shanghai is owned by the venture partners as follows: CNH 60% and STEC 40%. CNH's original investment in Shanghai is approximately $14 million.

  CNH Capital Europe SAS

     During the second quarter of 2002, CNH and BNP Paribas Lease Group ("BPLG") formed CNH Capital Europe SAS ("CNH Capital Europe"), a retail financing partnership. CNH Capital Europe, which will hold the retail financing portfolio, will cover all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of the shares of CNH Capital Europe, and CNH owns the remaining 49.9% of the shares. CNH accounts for its interest in CNH Capital Europe using the equity method. BPLG provides funding and administrative services for CNH Capital Europe, while CNH's own European financial services businesses will be responsible for the marketing and origination of financial products.

                                CNH GLOBAL N.V.

     CNH sold approximately $200 million of retail receivables to CNH Capital Europe during the fourth quarter of 2002. Additionally, CNH sold approximately $100 million of retail receivables directly to BPLG during the third quarter. The receivables sold were previously funded by CNH's financial services subsidiaries in the United Kingdom and Italy, respectively. CNH will continue to evaluate potential sales of the remaining assets in its European financial services subsidiaries to this partnership.

  Flexi-Coil Ltd.

     In January 2000, CNH acquired the remaining 61% ownership interests in Flexi-Coil Ltd. ("Flexi-Coil") that it did not already own. Flexi-Coil designs, manufactures and sells various agricultural implements used for planting, seeding, tillage and spraying. The purchase price for the additional 61% ownership interest was C$74 million. The acquisition was accounted for as a step purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of Flexi-Coil from January 2000. The total purchase price paid plus the liabilities assumed was C$257 million. The goodwill associated with the acquisition of Flexi-Coil totaled C$122 million.

     DIVESTITURES

     During April 2001, CNH sold its Carr Hill Works, Doncaster, England, components facility to Graziano Trasmissioni S.p.A.

     In January 2001, CNH sold its tractor manufacturing plant in Doncaster, England, to Landini S.p.A. ("Landini").

     During 2000, CNH entered into an Original Equipment Manufacturing ("OEM") agreement with Lindner whereby CNH would build Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by Lindner.

     In December 2000, CNH completed the divestiture of its Fermec Holdings Limited construction equipment business to Terex Corporation which acquired the Manchester, England, plant, and the Fermec loader/backhoe and industrial tractor product lines.

     In July 2000, CNH completed the sale of its New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries Inc.

     In May 2000, CNH completed the sale of its interest in Hay and Forage Industries to AGCO Corporation.

     In May 2000, CNH completed the sale of its large square balers assembled in Neustadt, Germany to Landini.

     In May 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini. The transaction includes a plant in Breganze, Italy, and the Laverda line of non-hillside combines produced at that plant.

NOTE 4: ACCOUNTS AND NOTES RECEIVABLE

     Wholesale notes and accounts arise primarily from the sale of goods to dealers and distributors. Under the standard terms of the wholesale receivable agreements, these receivables typically have interest-free periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any interest-free period, interest is charged to dealers on outstanding balances until the Company receives payment. The interest-free

                                CNH GLOBAL N.V.

periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their creditworthiness.

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

     A summary of accounts and notes receivables as of December 31, 2002 and 2001 is as follows:

                                                               2002       2001
                                                              -------    -------
                                                                (IN MILLIONS)
Wholesale notes and accounts..............................    $ 2,541    $ 2,734
Retail and other notes and finance leases.................      2,827      3,026
Other.....................................................        572        700
                                                              -------    -------
     Total receivables....................................      5,940      6,460
Less -- Allowance for doubtful accounts...................       (229)      (300)
Less -- Current portion...................................     (3,612)    (4,010)
                                                              -------    -------
     Total long-term receivables, net.....................    $ 2,099    $ 2,150
                                                              =======    =======

     Maturities of long-term receivables as of December 31, 2002 are as follows:

                                                                   AMOUNT
                                                                -------------
                                                                (IN MILLIONS)
2004........................................................       $  872
2005........................................................          455
2006........................................................          288
2007........................................................          184
2008 and thereafter.........................................          300
                                                                   ------
     Total long-term receivables, net.......................       $2,099
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

     WHOLESALE RECEIVABLES SECURITIZATIONS

     CNH sells wholesale receivables on a revolving basis to privately structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities ("SPEs"), which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

                                CNH GLOBAL N.V.

     Upon sale, receivables are removed from the balance sheet and proceeds are received for the difference between the receivables sold and the undivided interests in receivables that are required to be retained by CNH. In the event of a reduction in the receivables pool sold caused by charge-offs, the investors in the facility have recourse against the retained interests in the sold receivables. These retained interests fluctuate with the size of the sold portfolio as they are specified as percentages of the sold receivables. Investors have no recourse to CNH in excess of these retained interests. CNH continues to service the sold receivables and receives a fee, which approximates the fair value of the servicing obligation.

     These facilities consist of a 364-day, $450 million facility that is renewable annually (most recently in March 2003) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003 and a 364-day, C$325 million facility that is renewable annually (most recently in October 2002) upon agreement of the parties.

     At December 31, 2002, $958 million and C$325 million were outstanding under these facilities, consisting of $1,153 million and C$382 million of wholesale receivables sold less CNH's retained undivided interests of $195 million and C$57 million. At December 31, 2001, $1,037 million and C$303 million were outstanding under these facilities, consisting of $1,208 million and C$361 million of wholesale receivables sold less CNH's retained undivided interests of $171 million and C$58 million. The retained interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in "Accounts and notes receivable" in the accompanying consolidated balance sheets.

     The cash flows between CNH and the facilities in 2002 and 2001 included:

                                                    UNITED STATES         CANADA
                                                   ----------------    ------------
                                                    2002      2001     2002    2001
                                                   ------    ------    ----    ----
                                                            (IN MILLIONS)
Proceeds from new securitizations..............    $  356    $  115    $ 26    $ 75
                                                   ======    ======    ====    ====
Repurchase of receivables......................    $  391    $  128    $  5    $ 22
                                                   ======    ======    ====    ====
Proceeds from collections reinvested in the
  facilities...................................    $2,963    $3,046    $953    $810
                                                   ======    ======    ====    ====

     In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. For the year ended December 31, 2002, $381 million of wholesale receivables were sold under these programs of which $171 million remained outstanding as of December 31, 2002. For the year ended December 31, 2001, $134 million of wholesale receivables were sold of which $60 million remained outstanding as of December 31, 2001 under these programs. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

     At December 31, 2002 and 2001, certain subsidiaries of CNH sold with recourse, wholesale receivables totaling $862 million and $530 million, respectively. The receivables sold are recorded in "Wholesale notes and accounts" in the preceding summary of accounts and notes receivable and the proceeds received from the sales are recorded as short-term debt as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

                                CNH GLOBAL N.V.

     RETAIL RECEIVABLES SECURITIZATIONS

     In CNH's receivable asset securitization programs, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for the proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust's activities, the trusts are each classified as a QSPE under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company's consolidated balance sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs' asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

     CNH securitized retail notes with a net principal value of $2.6 billion, $2.1 billion, and $2.6 billion in 2002, 2001, and 2000, respectively. CNH recognized gains on the sales of these receivables of $68 million, $87 million, and $61 million in 2002, 2001, and 2000, respectively.

     In conjunction with these sales, CNH retains certain interests in the sold receivables including subordinated tranches of asset-backed securities ("ABS certificates") issued, interest-only strips, cash reserve accounts held in escrow ("Spread"), and rights to service the sold receivables ("Servicing Assets"). ABS certificates are classified as held to maturity securities, as the certificates are not subject to prepayment risk. The certificates are initially recorded at its allocated carrying value as a component of "Other assets" in the accompanying consolidated balance sheets. All other retained interests are also initially recorded at their allocated carrying value as "Accounts and notes receivables" and "Long-term receivables" in the accompanying balance sheets.

     Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. The investors and the securitization trusts have no recourse beyond the Company's retained interest assets for failure of debtors to pay when due. The Company's retained interests are subordinate to investors' interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

     Cash reserve accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2002 and 2001, the creation of new cash reserve accounts reduced proceeds from the sales of retail receivables by $71 million and $45 million, respectively. Total cash reserve escrow account balances were $216 million and $193 million at December 31, 2002 and 2001, respectively.

     CNH services the trusts' securitized retail receivables and is entitled to receive a 1.00% annual servicing fee as compensation for these services. CNH determined that this servicing fee exceeds the fair value of the services provided and records a servicing asset. Servicing assets recorded were $19 million for each of 2002 and 2001, and are included in "Accounts and notes receivable" in the accompanying consolidated balance sheets. These assets are amortized over the period in which CNH earns the related servicing fees. Amortization of servicing assets was $19 million and $14 million in 2002 and 2001, respectively. The amortization is included in "Finance and interest income" in the accompanying consolidated statements of operations. Total servicing assets equaled $24 million, which approximates fair value at December 31, 2002 and 2001, respectively. The fair value of the servicing asset is determined by discounting future cash flows based on current discount and prepayment rate assumptions.

                                CNH GLOBAL N.V.

     CNH's retained interests in the QSPEs and deposits held for the QSPEs as of December 31, 2002 and 2001 are as follows:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Receivables:
  Interest only strip.......................................  $ 39    $ 52
  Servicing asset...........................................    24      24
  Spread and other..........................................   218     222
                                                              ----    ----
     Total amount included in "Accounts and notes
       receivable"..........................................   281     298
                                                              ----    ----
Other assets:
ABS Certificates............................................   213     225
                                                              ----    ----
  Total amount included in "Other assets"...................   213     225
                                                              ----    ----
     Total retained interests...............................  $494    $523
                                                              ====    ====

     CNH is required to remit the cash collected on the serviced portfolio to the investors within two business days. At December 31, 2002 and 2001, $28 million and $26 million, respectively, of unremitted cash payable is included in "Accounts payable" in the accompanying consolidated balance sheets.

     Key economic assumptions used in measuring the initial fair value of retained interests for securitizations completed during 2002 and 2001 were as follows:

                                                   RANGE               WEIGHTED AVERAGE
                                       ------------------------------  -----------------
KEY ASSUMPTION                              2002            2001        2002      2001
--------------                         --------------  --------------  -------   -------
Constant prepayment rate.............  11.72 - 20.00%  17.00 - 20.00%  16.69%    17.25%
Annual credit loss rate..............   0.51 - 0.70%    0.75 - 1.00%    0.63%     0.88%
Discount rate........................   4.62 - 7.45%    3.04 - 4.58%    4.97%     3.76%
Weighted average maturity in
  months.............................     20 - 28         20 - 24        26        22

     CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $24 million, $76 million, and $25 million in 2002, 2001, and 2000, respectively, with an expense charged to "Selling, general and administrative" expense in the accompanying consolidated statements of operations.

                                CNH GLOBAL N.V.

     The significant assumptions used in estimating the fair values of retained interests from sold receivables which remain outstanding and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2002 and 2001 are as follows (in millions unless stated otherwise):

IMPACT ON FAIR VALUE

                                       2002                            2001
                           ----------------------------    ----------------------------
                                         10%      20%                    10%      20%
                           ASSUMPTION   CHANGE   CHANGE    ASSUMPTION   CHANGE   CHANGE
                           ----------   ------   ------    ----------   ------   ------
Constant prepayment
  rate...................    18.44%      $1.5     $2.2       17.30%      $0.5    $ 1.1
Annual credit loss
  rate...................     1.04%      $4.4     $8.0        1.38%      $7.0    $13.7
Discount rate............     5.11%      $0.7     $1.2        3.20%      $0.0    $ 0.1
Weighted-average
  remaining maturity.....  15 months                       17 months

     The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above.

     Actual and expected credit losses are summarized as follows:

                                                     RECEIVABLES SECURITIZED IN
                                                  --------------------------------
                                                  1999     2000     2001     2002
                                                  -----    -----    -----    -----
As of December 31, 2002.......................    2.76%    1.38%    0.78%    1.04%
As of December 31, 2001.......................    2.37%    2.03%    1.21%
As of December 31, 2000.......................    1.05%    0.97%

     Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized. Weighted average remaining maturity represents the weighted average number of months that the current collateral balance is expected to remain outstanding.

     CNH's cash flows related to securitization activities for the years ended December 31, 2002 and 2001 are as follows:

                                                                 2002      2001
                                                                ------    ------
                                                                 (IN MILLIONS)
Proceeds from new retail securitizations....................    $2,598    $2,070
Servicing fees received.....................................    $   37    $   24
Cash received on other retained interests...................    $   56    $   46
Net cash paid on closed deals...............................    $  162    $   96

                                CNH GLOBAL N.V.

     MANAGED PORTFOLIO

     The following summarized the managed portfolio's quantitative information regarding delinquencies, net credit losses and the components of securitized financial assets:

                                                                       TOTAL PRINCIPAL
                                                    TOTAL PRINCIPAL       MORE THAN         NET CREDIT
                                                       AMOUNT OF           30 DAYS        LOSSES FOR THE
                                                    RECEIVABLES AT      DELINQUENT AT       YEARS ENDED
                                                     DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                    ---------------    ---------------    ---------------
                                                     2002     2001      2002     2001      2002     2001
                                                    ------   ------    ------   ------    ------   ------
                                                                        (IN MILLIONS)
TOTAL RECEIVABLES MANAGED:
  Wholesale receivables.........................    $3,875   $4,021     $112     $101      $ 24     $  9
  Retail and other notes and finance leases.....     8,174    8,172      469      571       122      143
                                                    ------   ------     ----     ----      ----     ----
     Total managed..............................    12,049   12,193      581      672      $146     $152
                                                                                          ======   ======
Less: Receivables securitized:
  Wholesale receivables.........................     1,334    1,287       72       82
  Retail and other notes and finance leases.....     5,347    5,146      186      245
                                                    ------   ------    ------   ------
     Total securitized..........................     6,681    6,433      258      327
RECEIVABLES HELD IN PORTFOLIO:
  Wholesale receivables.........................     2,541    2,734       40       19
  Retail and other notes and finance leases.....     2,827    3,026      283      326
                                                    ------   ------    ------   ------
     Total held in portfolio....................    $5,368   $5,760     $323     $345
                                                    ======   ======    ======   ======

NOTE 5: INVENTORIES

     Inventories as of December 31, 2002 and 2001 consist of the following:

                                                                 2002      2001
                                                                ------    ------
                                                                 (IN MILLIONS)
Raw materials...............................................    $  295    $  270
Work-in-process.............................................       267       244
Finished goods..............................................     1,492     1,690
                                                                ------    ------
     Total inventories......................................    $2,054    $2,204
                                                                ======    ======

                                CNH GLOBAL N.V.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment as of December 31, 2002 and 2001 is as follows:

                                                               2002       2001
                                                              -------    -------
                                                                (IN MILLIONS)
Land, buildings and improvements..........................    $   606    $   564
Plant and machinery.......................................      1,875      1,678
Other equipment...........................................        282        274
Construction in progress..................................        169        145
                                                              -------    -------
                                                                2,932      2,661
Accumulated depreciation..................................     (1,483)    (1,307)
                                                              -------    -------
  Net property, plant and equipment.......................    $ 1,449    $ 1,354
                                                              =======    =======

     Depreciation expense totaled $202 million, $207 million, and $243 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 7: INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

     A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2002 and 2001 is as follows:

METHOD OF ACCOUNTING                                            2002     2001
--------------------                                            -----    -----
                                                                (IN MILLIONS)
Equity method...............................................    $370     $249
Cost method.................................................       5       17
                                                                ----     ----
     Total..................................................    $375     $266
                                                                ====     ====

     During 2002, investments in unconsolidated subsidiaries and affiliates increased as a result of CNH's investment in Kobelco Japan and CNH Capital Europe. At December 31, 2002, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Europe, Turkey, Mexico, Japan and Pakistan.

     In addition, CNH has various ownership interests in dealer development companies. Dealer development companies are legal entities in North America through which approved dealer candidates purchase a CNH dealership over a fixed period of years.

NOTE 8: EQUIPMENT ON OPERATING LEASES

     A summary of Financial Services' equipment on operating leases as of December 31, 2002 and 2001 is as follows:

                                                                2002     2001
                                                                -----    -----
                                                                (IN MILLIONS)
Equipment on operating leases...............................    $ 716    $ 738
Accumulated depreciation....................................     (172)    (126)
                                                                -----    -----
Net equipment on operating leases...........................    $ 544    $ 612
                                                                =====    =====

     Depreciation expense totaled $114 million, $92 million and $78 million for the years ended December 31, 2002, 2001 and 2000, respectively.

                                CNH GLOBAL N.V.

     Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2002, are as follows (in millions):

                                                                   AMOUNT
                                                                -------------
                                                                (IN MILLIONS)
2003........................................................        $118
2004........................................................          81
2005........................................................          40
2006........................................................          18
2007........................................................           3
2008 and thereafter.........................................          --
                                                                    ----
Total.......................................................        $260
                                                                    ====

NOTE 9: GOODWILL AND INTANGIBLES

     SFAS No. 142 requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment. CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow. Upon adoption of SFAS No. 142 and effective in the first quarter of 2002, CNH recorded a one-time, non-cash charge of approximately $325 million. Such charge is reflected as a cumulative effect of change in accounting principle, net of tax, in the accompanying consolidated statements of operations. The charge consists of $319 million to reduce the carrying value of goodwill attributable to the Construction Equipment reporting unit recorded in connection with New Holland's acquisition of Case in 1999 and approximately $6 million related to an equity method joint venture. The impairment is primarily a result of the decline in the construction equipment market experienced by CNH and its competitors since the acquisition.

     The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. No additional impairment charge was required upon the Company's completion of its annual goodwill impairment review in the fourth quarter of 2002.

                                CNH GLOBAL N.V.

     Had the provisions of SFAS No. 142 related to amortization of goodwill been applied since January 1, 2000, the Company's net loss and earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000,would have been as follows:

                                                                 2002      2001      2000
                                                                ------    ------    ------
                                                                      (IN MILLIONS,
                                                                  EXCEPT PER SHARE DATA)
Net loss, as reported.......................................    $ (426)   $ (332)   $ (381)
  Add:
     Goodwill amortization, net of tax......................        --        84        72
     Intangible assets with an indefinite useful life
       amortization, net of tax.............................        --         6         6
                                                                ------    ------    ------
Adjusted net loss...........................................    $ (426)   $ (242)   $ (303)
                                                                ======    ======    ======
Basic and diluted weighted average shares outstanding.......        97        55        43
                                                                ======    ======    ======
Basic and diluted earnings (loss) per share, as reported....    $(4.40)   $(6.00)   $(8.95)
                                                                ======    ======    ======
Effect of SFAS No. 142......................................        --      1.65      1.85
                                                                ------    ------    ------
Adjusted basic and diluted earnings (loss) per share........    $(4.40)   $(4.35)   $(7.10)
                                                                ======    ======    ======

     Amortization of goodwill and intangible assets with indefinite useful lives continues to be reflected in historical financial statements presented for 2001 and 2000.

     Changes in the carrying amount of goodwill, by segment, for the year ended December 31, 2002, were as follows:

                                                 AGRICULTURAL    CONSTRUCTION    FINANCIAL
                                                  EQUIPMENT       EQUIPMENT      SERVICES     TOTAL
                                                 ------------    ------------    ---------    ------
                                                                    (IN MILLIONS)
Balance at January 1, 2002...................       $1,737          $ 935          $138       $2,810
Impairment adjustment -- adoption of SFAS No.
  142........................................           --           (319)           --         (319)
Acquisitions.................................           --             38            --           38
Impact of foreign exchange...................           27            (23)           --            4
                                                    ------          -----          ----       ------
Balance at December 31, 2002.................       $1,764          $ 631          $138       $2,533
                                                    ======          =====          ====       ======

                                CNH GLOBAL N.V.

     As of December 31, 2002 and 2001, the Company's intangible assets and related accumulated amortization consisted of the following:

                                                                2002                             2001
                                                    -----------------------------    -----------------------------
                                       WEIGHTED              ACCUMULATED                      ACCUMULATED
                                       AVG. LIFE    GROSS    AMORTIZATION    NET     GROSS    AMORTIZATION    NET
                                       ---------    -----    ------------    ----    -----    ------------    ----
                                                                            (IN MILLIONS)
Intangible assets subject to
  Amortization:
  Engineering Drawings.............      20         $335         $ 51        $284    $335         $ 34        $301
  Dealer Networks..................      25          216           26         190     210           17         193
  Other............................      10-30       158           53         105     119           49          70
                                                    ----         ----        ----    ----         ----        ----
                                                     709          130         579     664          100         564
                                                    ----         ----        ----    ----         ----        ----
Intangible assets not subject to
  amortization:
  Trademarks.......................                  273           --         273     293           20         273
                                                    ----         ----        ----    ----         ----        ----
                                                    $982         $130        $852    $957         $120        $837
                                                    ====         ====        ====    ====         ====        ====

     CNH recorded amortization expense of $30 million during 2002 compared to $122 million during 2001. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is $33 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

     For tax purposes, goodwill amortization for the years ended December 31, 2002, 2001 and 2000 was generally not deductible.

NOTE 10: SHORT-TERM DEBT

     CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit and similar agreements. Although currently constrained by its credit rating, CNH also has the ability to issue commercial paper in the United States and Australia. Under the terms of CNH's commercial paper programs, the principal amount of the commercial paper outstanding, combined with the amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities.

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. The debt owed by CNH to Fiat is unsecured. In 2002, CNH paid a guarantee fee of between 0.03125% per annum and 0.125% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, until December 31, 2004. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.

                                CNH GLOBAL N.V.

     The following table summarizes our credit facilities at December 31, 2002:

                                                     MATURITY    AMOUNT    DRAWN     AVAILABLE    GUARANTOR
                                                     --------    ------    ------    ---------    ---------
                                                                   (IN MILLIONS)
Committed Lines
Revolving credit facility with third party.......       2005     $1,800    $    0     $1,800        Fiat
Revolving credit facility with Fiat affiliate....       2003      1,000       424        576
Revolving credit facility with third party.......       2004        500       500          0        Fiat
Credit facilities with third parties shared with
  certain Fiat subsidiaries......................    2003-05        346         0        346        Fiat
Credit facilities with third parties.............    2003-04        250         0        250        Fiat
Other committed lines............................    various        393       393          0
Other committed lines............................    various        326       309         17        Fiat
                                                                 ------    ------     ------
  Total committed lines..........................                 4,615     1,626      2,989
Uncommitted lines................................    various         40        40          0        Fiat
Uncommitted lines................................                 1,080       919        161
Asset-backed commercial paper liquidity
  facilities.....................................                 1,560       167      1,393
                                                                 ------    ------     ------
  Total credit facilities........................                $7,295    $2,752     $4,543
                                                                 ======    ======     ======
  Credit facilities with Fiat affiliates or
     guaranteed by Fiat affiliates...............    various     $4,329    $1,357     $2,972

     A summary of short-term debt as of December 31, 2002 and 2001 is as follows:

                                                                 2002       2001
                                                                -------    ------
                                                                  (IN MILLIONS)
Equipment Operations
  Credit agreements*........................................    $ 1,067    $  670
  Commercial paper..........................................         --        --
  Short-term debt with Fiat affiliates......................        817     1,373
  Short-term debt payable to Financial Services.............        354       344
                                                                -------    ------
     Total short-term debt -- Equipment Operations..........      2,238     2,387
                                                                -------    ------
Financial Services
  Credit agreements*........................................        429       217
  Commercial paper..........................................         --        --
  Asset-backed commercial paper liquidity facility..........        167       483
  Short-term debt with Fiat affiliates......................        269       474
  Short-term debt payable to Equipment Operations...........      1,083       524
                                                                -------    ------
     Total short-term debt -- Financial Services............      1,948     1,698
Less intersegment short-term debt...........................     (1,437)     (868)
                                                                -------    ------
Total short-term debt.......................................    $ 2,749    $3,217
                                                                =======    ======

---------------
* The credit agreements for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

     The weighted-average interest rates on consolidated short-term debt at December 31, 2002 and 2001, were 4.55% and 3.58%, respectively. The average rate is calculated using the actual rates at December 31, 2002 and 2001 weighted by the amount of the outstanding borrowings of each debt instrument.

                                CNH GLOBAL N.V.

     Borrowings under non-affiliated third party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; or (3) banker's bills of acceptance rates, plus an applicable margin.

     The applicable margin on third party debt depends upon:

     - the initial maturity of the facility/credit line;

     - the rating of short-term/long-term unsecured debt at the time the facility/credit line is negotiated; in cases where Fiat provides a guarantee, the margin negotiated reflects Fiat's credit standing at the time the facility/credit line was arranged;

     - the extent of over-collateralization, in the case of receivables warehouse facilities; and

     - the level of availability of credit lines for CNH in different jurisdictions.

     The applicable margin for related party debt is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. As Fiat's creditworthiness has been consistently and significantly better than that of CNH, the cost of the related party debt has been lower than the corresponding rates that CNH could have been required to pay to unaffiliated third parties providing similar financing arrangements.

     The range of applicable margins in 2002 has been between 0.15% and 1.21%.

     Borrowings against asset-backed commercial paper liquidity facilities bear interest at prevailing commercial paper rates. Borrowings may be obtained in U.S. Dollars and certain other foreign currencies. Certain of CNH's revolving credit facilities contain contingent requirements in respect of the maintenance of financial conditions and impose some restrictions in respect of new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2002, CNH was in compliance with all debt covenants. The non-affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and provide for annual agency fees to the administrative agents for the facilities.

                                CNH GLOBAL N.V.

NOTE 11: LONG-TERM DEBT

     A summary of long-term debt as of December 31, 2002 and 2001 is as follows:

                                                                 2002      2001
                                                                ------    -------
                                                                  (IN MILLIONS)
Equipment Operations
Public Notes:
  Payable in 2003, interest rate of 6.25%...................    $  279    $   279
  Payable in 2005, interest rate of 7.25%...................       244        248
  Payable in 2016, interest rate of 7.25%...................       254        275
Third Party Loans:
  Payable in 2007, interest rate of 1.99% (floating rate)...       120        129
  Payable in 2007, interest rate of 1.99% (floating rate)...        75         11
  Payable in 2008, interest rate of 1.99% (floating rate)...        10         81
Notes with Fiat affiliates:
  Payable in 2002, interest rate of 7.01%...................        --        600
  Payable in 2003, interest rate of 7.71% (repaid in
     2002)..................................................        --        400
  Payable in 2003, interest rate of 3.95%...................       199        199
  Payable in 2003, interest rate of 4.69%...................       200        200
  Payable in 2003, interest rate of 4.69%...................       100        100
  Payable in 2004, interest rate of 7.92%...................       100        400
  Payable in 2005, interest rate of 7.81%...................       600        600
  Payable in 2006, interest rate of 2.63% (floating rate)...       450        450
  Payable in 2006, interest rate of 2.67% (floating rate)...       550        550
  Other affiliated notes, weighted average interest rate of
     5.44% and 4.55%, respectively..........................       233        120
Other debt..................................................       124        214
                                                                ------    -------
                                                                 3,538      4,856
  Less-current maturities...................................      (824)      (637)
                                                                ------    -------
     Total long-term debt -- Equipment Operations...........     2,714      4,219
                                                                ------    -------
Financial Services
Public Notes:
  Payable in 2002, interest rate of 6.15%...................        --        140
  Payable in 2003, interest rate of 6.13%...................       191        191
  Payable in 2007, interest rate of 6.75%...................       127        144
Notes payable in 2002, interest rate of 2.48%...............        --         82
Long-term portion of borrowings under committed revolving
  credit facility, weighted-average interest rate of 1.98%
  and 2.40% (floating rate), respectively...................       500        500
Long-term debt with Fiat affiliates, weighted-average
  interest rate of 3.75% and 4.22%, respectively............       367        424
Intersegment debt with Equipment Operations, interest rate
  of 2.72% and 3.86%, respectively..........................       700      1,112
Other debt..................................................       392        309
                                                                ------    -------
                                                                 2,277      2,902
  Less -- current maturities................................      (294)      (424)
                                                                ------    -------
     Total long-term debt -- Financial Services.............     1,983      2,478
  Less long-term debt payable to Equipment Operations.......      (700)    (1,112)
                                                                ------    -------
     Total long-term debt...................................    $3,997    $ 5,585
                                                                ======    =======

                                CNH GLOBAL N.V.

     A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2002, is as follows:

                                                                   AMOUNT
                                                                -------------
                                                                (IN MILLIONS)
2004........................................................       $  935
2005........................................................        1,221
2006........................................................        1,294
2007........................................................          249
2008 and thereafter.........................................          298
                                                                   ------
  Total.....................................................       $3,997
                                                                   ======

NOTE 12: INCOME TAXES

     The sources of income (loss) before taxes and minority interest for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                          2002    2001    2000
                                                          -----   -----   -----
                                                              (IN MILLIONS)
The Netherlands source..................................  $ (43)  $  10   $ (37)
Foreign sources.........................................   (389)   (442)   (487)
                                                          -----   -----   -----
Loss before taxes and minority interest.................  $(432)  $(432)  $(524)
                                                          =====   =====   =====

     The provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following:

                                                           2002   2001    2000
                                                           ----   -----   -----
                                                              (IN MILLIONS)
Current income taxes.....................................  $ 13   $  69   $  76
Deferred income taxes....................................   (27)   (174)   (229)
                                                           ----   -----   -----
     Total tax benefit...................................  $(14)  $(105)  $(153)
                                                           ====   =====   =====

                                CNH GLOBAL N.V.

     A reconciliation of CNH's statutory and effective income tax provision (benefit) before cumulative effect of change in accounting principle for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                           2002   2001    2000
                                                           ----   -----   -----
                                                              (IN MILLIONS)
Tax benefit at the Dutch statutory rate of 35%...........  $(37)  $(151)  $(183)
Foreign income taxed at different rates..................    13     (29)    (12)
Effect of tax loss carryforwards.........................    (8)    (16)     (8)
Change in valuation allowance............................    45      54      46
Nondeductible goodwill...................................     4      29      25
Dividend withholding taxes and credits...................   (19)      2      (4)
Other....................................................   (12)      6     (17)
                                                           ----   -----   -----
     Total tax benefit...................................  $(14)  $(105)  $(153)
                                                           ====   =====   =====

     The components of the net deferred tax asset as of December 31, 2002 and 2001 are as follows:

                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Deferred tax assets:
  Marketing and selling incentives..........................  $  118   $  135
  Bad debt reserves.........................................      79      113
  Postretirement and postemployment benefits................     426      297
  Inventories...............................................      37       37
  Warranty reserves.........................................      74       83
  Restructuring reserves....................................      79       28
  Other reserves............................................     675      572
  Tax loss carryforwards....................................   1,294    1,209
  Less: Valuation allowance.................................    (982)    (986)
                                                              ------   ------
     Total deferred tax assets..............................   1,800    1,488
                                                              ------   ------
Deferred tax liabilities:
  Fixed assets basis difference/depreciation................     177      168
  Intangibles...............................................     281      278
  Inventories...............................................      45       20
  Other.....................................................     416      370
                                                              ------   ------
     Total deferred tax liabilities.........................     919      836
                                                              ------   ------
       Net deferred tax assets..............................  $  881   $  652
                                                              ======   ======

     The net deferred tax assets are reflected in the accompanying balance sheets as of December 31, 2002 and 2001 as follows:

                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Current deferred tax asset..................................  $  505   $  454
Long-term deferred tax asset................................   1,362    1,086
Current deferred tax liability..............................    (223)    (108)
Long-term deferred tax liability............................    (763)    (780)
                                                              ------   ------
  Net deferred tax asset....................................  $  881   $  652
                                                              ======   ======

                                CNH GLOBAL N.V.

     CNH has net operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The years in which they expire are as follows: $1 million in 2003; $5 million in 2004; $8 million in 2005; $4 million in 2006; $400,000 in 2007; and $547 million with expiration dates from 2021 through 2022. CNH also has net operating tax loss carryforwards of $729 million with indefinite lives.

     In 2002 and 2001, CNH recorded deferred tax assets without valuation allowances for U.S. Federal tax loss carryforwards in the amount of $116 million and $209 million, respectively. The realization of the deferred tax assets recorded as a result of the U.S. Federal tax loss carryforward is considered to be more likely than not. This determination was based upon the evaluation of the recent losses after considering the impact of non-recurring items, the impact of the cyclical nature of the business on past and future profitability, expectations of sufficient future U.S. taxable income prior to the years in which the carryforwards expire as well as the impact of profit improvement initiatives on the future earnings of U.S. operations. These expectations of future profitability were based on assumptions regarding the Company's market share, profitability of new model introductions and benefits from capital and operating restructuring actions. CNH cannot assure that it will generate the necessary profitability to realize all or part of the U.S. deferred tax assets and that in the future these assets will not require the recording of additional valuation allowances. A determination that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized could adversely impact CNH's results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made.

     During 2002 and 2001, CNH generated income in certain International and U.S. State jurisdictions that supported reductions in the valuation allowance and recognized losses in certain international and U.S. state jurisdictions that supported increases in the valuation allowance. CNH has recorded deferred tax assets without valuation allowances in tax jurisdictions where CNH has generated income, as CNH believes it is more likely than not that such assets will be realizable in the future. CNH has recorded valuation allowances in certain tax jurisdictions where it does not expect to generate sufficient income to fully realize the deferred tax asset. As of December 31, 2002, CNH has $102 million of U.S. state tax loss carryforwards and $645 million of non-U.S. Federal tax loss carryforwards for which CNH has established valuation allowances of $29 million and $577 million, respectively, as CNH has concluded it is more likely than not that these carryforwards will not be fully realized.

     With respect to the valuation allowances recorded against the deferred tax assets of Case and its subsidiaries as of the acquisition date, any reduction in these valuation allowances will, in the future, be treated as a reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods' tax expense. As of December 31, 2002, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case acquisition totaled $535 million.

     At December 31, 2002, the undistributed earnings of foreign subsidiaries totaled approximately $2,015 million. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

     CNH received (paid) cash of $83 million, $(63) million, and $129 million for taxes during 2002, 2001 and 2000, respectively.

                                CNH GLOBAL N.V.

NOTE 13: RESTRUCTURING

     Through December 31, 2002, CNH recorded restructuring liabilities at the time management approved and committed CNH to a restructuring plan that identified all significant actions to be taken and the expected completion date of the plan was within a reasonable period of time. The restructuring liability included those restructuring costs that (1) can be reasonably estimated, (2) were not associated with or did not benefit activities that will be continued, and (3) were not associated with or were not incurred to generate revenues after the plan's commitment date. Restructuring costs were incurred as a direct result of the plan and (1) were incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation. Effective January 1, 2003, CNH has adopted SFAS No. 146. See Note 2, "Summary of Significant Accounting Policies."

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

     The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case that qualify for purchase accounting treatment. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan.

     During May 1999, management of both companies assembled several integration teams to identify cost savings from workforce reductions, duplicate capacity and other synergy related activities from the acquisition. The preliminary actions identified by these integration teams were approved by management before the acquisition in November 1999. Detailed restructuring actions that related to former Case locations or employees that qualified for purchase accounting treatment were recorded to the Case Purchase Accounting Restructuring Program during the fourth quarter of 1999 and during 2000. All restructuring actions relating to non-Case locations or employees or Case actions that were approved, committed and communicated more than one year after the acquisition were recorded as restructuring and other merger related costs under the CNH Merger Integration Program. CNH expects to fund the remaining cash requirements of the CNH Merger Integration Plan with cash flows from operations and additional borrowings under CNH's credit facilities.

  Case Purchase Accounting Restructuring Program

     During 1999, CNH recorded $90 million under the Case Purchase Accounting Restructuring Program as a part of the preliminary allocation of the Case purchase price. During 2000, in connection with the finalization of the Case purchase price allocation, an additional $264 million was recorded for the Case Purchase Accounting Restructuring Program. These costs primarily relate to closing, selling, and downsizing existing facilities and severance and other employee-related costs. During 2000 and 2001, CNH reversed $39 million and $31 million, respectively, of the Case Purchase Accounting Restructuring Program accrual to

                                CNH GLOBAL N.V.

goodwill as more employees left CNH voluntarily than originally anticipated and as costs to exit certain facilities were determined to be lower than anticipated.

     Costs related to closing, selling, and downsizing existing facilities were due to required divestitures, excess capacity and duplicate facilities and primarily relate to the following actions under the Case Purchase Accounting Restructuring Program:

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

     Severance and other employee-related costs are those costs associated with reducing headcount at Case operations by approximately 2,200 people. These reductions were achieved by eliminating administrative and back office functions and related personnel and manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments. As of December 31, 2001, all terminations under the Case Purchase Accounting Restructuring Program had been completed.

                                CNH GLOBAL N.V.

     The following table sets forth the CNH activities for the years ended December 31, 2000, 2001 and 2002 under the Case Purchase Accounting Restructuring Program:

                                                          COSTS RELATED TO
                                        SEVERANCE AND     CLOSING/SELLING/
                                        OTHER EMPLOYEE       DOWNSIZING
                                        RELATED COSTS    EXISTING FACILITIES   OTHER COSTS   TOTAL
                                        --------------   -------------------   -----------   -----
                                                              (IN MILLIONS)
Balance at January 1, 2000............       $ 90               $ --              $ --       $  90
Additions.............................         78                185                 1         264
Reserves utilized.....................        (61)               (72)               --        (133)
Changes in estimates..................        (39)                --                --         (39)
                                             ----               ----              ----       -----
Balance at December 31, 2000..........         68                113                 1         182
Reserves utilized.....................        (50)               (91)               --        (141)
Changes in estimates..................        (12)               (19)               --         (31)
                                             ----               ----              ----       -----
Balance at December 31, 2001..........          6                  3                 1          10
Reserves utilized.....................         (6)                (3)               (1)        (10)
                                             ----               ----              ----       -----
Balance at December 31, 2002..........       $ --               $ --              $ --       $  --
                                             ====               ====              ====       =====

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. All actions recorded in the Case Purchase Accounting Restructuring Program have been completed and there are no unresolved activities. Any additional restructuring actions relating to Case locations or employees will be recorded as restructuring and other merger related costs under the CNH Merger Integration Program.

     CNH MERGER INTEGRATION PROGRAM

     During 2000, CNH recorded $157 million of restructuring and other merger related costs under the CNH Merger Integration Program that did not qualify for purchase accounting treatment. During 2001 and 2002, an additional $122 million and $61 million, respectively, were recorded under the CNH Merger Integration Program. These costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs. During 2001 and 2002, CNH reversed $18 million and $10 million, respectively, of the CNH Merger Integration Program accrual principally as a result of determining that costs to exit certain facilities were lower than anticipated.

     Severance and other employee-related costs are those costs associated with reducing headcount at non-Case CNH operations by approximately 2,700 people as identified in the CNH Merger Integration Plan. These reductions were achieved by eliminating administrative and back office functions and related personnel and manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments.

     As of December 31, 2002, CNH had terminated 2,600 employees under the CNH Merger Integration Program and has approximately 100 employees who have yet to be terminated under the program.

                                CNH GLOBAL N.V.

     Costs related to closing, selling, and downsizing existing facilities were due to required divestitures, excess capacity and duplicate facilities and primarily relate to the following actions under the CNH Merger Integration Plan:

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

     As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of in the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. Impairment charges of $13 million, $15 million and $19 million were included in costs provided for closing, selling, downsizing, exiting facilities and asset impairments in 2002, 2001 and 2000, respectively.

     Other merger related costs relate to incremental costs incurred by CNH in conjunction with merger integration activities at CNH. These costs are classified as "Restructuring and other merger related costs" in the accompanying statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses. Other merger related costs were recorded from the time of the merger through September 2001.

                                CNH GLOBAL N.V.

     The following table sets forth the CNH activities for the years ended December 31, 2000, 2001 and 2002, under the CNH Merger Integration Program:

                                                      COSTS RELATED TO
                                SEVERANCE AND    CLOSING/SELLING/DOWNSIZING       OTHER
                                OTHER EMPLOYEE    EXISTING FACILITIES AND     RESTRUCTURING   OTHER MERGER
                                RELATED COSTS        ASSET IMPAIRMENTS            COSTS       RELATED COSTS    TOTAL
                                --------------   --------------------------   -------------   -------------    -----
                                                                   (IN MILLIONS)
Additions.....................       $ 43                   $ 79                  $  7            $ 28         $ 157
Reserves utilized.............        (31)                   (28)                   (1)            (28)          (88)
                                     ----                   ----                  ----            ----         -----
Balance at December 31,
  2000........................         12                     51                     6              --            69
Additions.....................         74                     18                    15              15           122
Reserves utilized.............        (40)                   (52)                   (2)            (15)         (109)
Changes in estimates..........         --                    (15)                   (3)             --           (18)
                                     ----                   ----                  ----            ----         -----
Balance at December 31,
  2001........................         46                      2                    16              --            64
Additions.....................         34                     17                    10              --            61
Reserves utilized.............        (49)                    (5)                  (16)             --           (70)
Changes in estimates..........         (3)                    (7)                   --              --           (10)
                                     ----                   ----                  ----            ----         -----
Balance at December 31,
  2002........................       $ 28                   $  7                  $ 10            $ --         $  45
                                     ====                   ====                  ====            ====         =====

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance at December 31, 2002, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions currently accrued for will be completed by December 31, 2003. Costs relating to the majority of these actions will be expended through the second quarter of 2003. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as "Restructuring and other merger related costs."

     KOBELCO PURCHASE ACCOUNTING RESTRUCTURING PROGRAMS

     During 2002, CNH recorded $5 million under the Kobelco Purchase Accounting Restructuring Programs as a part of the preliminary allocation of the Kobelco America and Kobelco Europe purchase price. These amounts primarily relate to costs related to closing, selling, and downsizing existing facilities and severance and other employee-related costs.

     The following table sets forth the CNH activities for the year ended December 31, 2002 under the Kobelco Purchase Accounting Restructuring Programs:

                                                                 COSTS RELATED TO
                                               SEVERANCE AND     CLOSING/ SELLING/
                                               OTHER EMPLOYEE       DOWNSIZING
                                               RELATED COSTS    EXISTING FACILITIES    TOTAL
                                               --------------   -------------------    -----
                                                               (IN MILLIONS)
Additions..................................          $3                 $2              $5
                                                     --                 --              --
Balance at December 31, 2002...............          $3                 $2              $5
                                                     ==                 ==              ==

                                CNH GLOBAL N.V.

NOTE 14: EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

     DEFINED BENEFIT AND POSTRETIREMENT BENEFIT PLANS

     CNH has various defined benefit plans that cover certain employees. Benefits are generally based on years of service and, for most salaried employees, on final average compensation. Benefits for salaried employees were frozen for pay and service as of December 31, 2000. Salaried employees receive a 3% increase for every year of employment after December 31, 2000 for a maximum of three years.

     CNH's funding policies are to contribute to the plans amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

     CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, copayment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, a defined dollar benefit will apply to salaried retiree medical coverage. Once the defined dollar benefit is reached, contributions paid by the retirees will increase by an amount equal to any premium cost increases above that amount.

     In connection with CNH's acquisition of Orenstein & Koppel Aktiengesellschaft ("O&K") in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who are retired or whose employment has been terminated and who have vested rights. In connection with the acquisition of O&K, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million , has agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller's guarantee of the future pension payment reimbursement. The actuarial present value related to this benefit obligation that is recorded on the balance sheet and reflected in the rollforward below was $145 million at December 31, 2002. CNH has an equal, corresponding other asset on its balance sheet to reflect the payment made by CNH to the seller in conjunction with the acquisition.

     Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any related assets or liabilities.

                                CNH GLOBAL N.V.

     The following assumptions were utilized in determining the funded status of CNH's defined benefit pension plans for the years ended December 31, 2002, 2001 and 2000:

                                            2002                2001                2000
                                      ----------------    ----------------    ----------------
                                      U.S.    NON-U.S.    U.S.    NON-U.S.    U.S.    NON-U.S.
                                      PLANS    PLANS      PLANS    PLANS      PLANS    PLANS
                                      -----   --------    -----   --------    -----   --------
Weighted-average discount rates for
  obligations.......................  6.75%    5.58%      7.25%    5.91%      7.50%    5.92%
Weighted-average discount rates for
  expense...........................  7.25%    5.91%      7.50%    5.92%      7.50%    5.68%
Rate of increase in future
  compensation......................   N/A     3.42%       N/A     3.81%      4.00%    4.18%
Weighted-average, long-term rates of
  return on plan assets.............  9.00%    7.33%      9.00%    7.31%      9.00%    7.10%

     The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans' historical returns, their asset allocation and investment strategy, as well as the views of investment managers and other large pension plan sponsors. Although not a guarantee of future results, the average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, reflect a return of 11.45% over the last ten years and 14.05% over the past 20 years. The expected long-term rate of return, which will be used beginning in 2003, will be 8.75% for the U.S. plans and between 6.00% and 7.50% for non-U.S. plans.

     The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH's postretirement health and life insurance plans for the years ended December 31, 2002, 2001 and 2000:

                                             2002                 2001                 2000
                                      ------------------    -----------------    -----------------
                                       U.S.     CANADIAN    U.S.     CANADIAN    U.S.     CANADIAN
                                      PLANS       PLAN      PLANS      PLAN      PLANS      PLAN
                                      ------    --------    -----    --------    -----    --------
Weighted-average discount rates
  for obligations.................     6.75%     6.75%      7.25%     6.50%      7.50%     6.50%
Weighted-average discount rates
  for expense.....................     7.25%     6.50%      7.50%     6.50%      7.50%     7.00%
Rate of increase in future
  compensation....................     4.00%     3.50%      4.00%     3.50%      3.42%     N/A
Weighted-average, assumed
  healthcare cost trend rate......    10.00%     9.00%      8.00%     8.50%      6.50%     8.00%
Weighted-average, assumed ultimate
  healthcare cost trend rate......     5.00%     5.00%      5.50%     5.00%      5.50%     5.50%
Year anticipated attaining
  ultimate healthcare cost trend
  rate............................     2008      2010       2006      2008       2002      2005

     The measurement period for CNH's defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. The following summarizes data from CNH's defined

                                CNH GLOBAL N.V.

benefit pension plans and postretirement health and life insurance for the years ended December 31, 2002 and 2001:

                                                                                 OTHER
                                                                             POSTRETIREMENT
                                                        PENSION BENEFITS        BENEFITS
                                                        ----------------    ----------------
                                                         2002      2001      2002      2001
                                                        ------    ------    -------    -----
                                                                   (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATIONS:
Actuarial present value of benefit obligation at
  beginning of measurement period...................    $1,759    $1,791    $   863    $ 595
Service cost........................................        25        29         15       12
Interest cost.......................................       115       114         58       50
Plan participants' contributions....................         5         7          4       --
Actuarial loss......................................       172        30        134      248
Currency fluctuations...............................       140       (39)        --       (2)
Gross benefits paid.................................      (105)     (132)       (48)     (31)
Plan amendments.....................................       (80)        2         --      (31)
Acquisitions/divestitures...........................        (4)      (41)        --       --
Curtailment gain....................................        --        (4)        --       --
Settlement loss.....................................        --         2         --       --
Adjustments to reflect re-measurement of benefit
  obligation........................................        --        --         (7)      22
                                                        ------    ------    -------    -----
Actuarial present value of benefit obligation at end
  of measurement period.............................     2,027     1,759      1,019      863
                                                        ------    ------    -------    -----
CHANGE IN PLAN ASSETS:
Plan assets at fair value at beginning of
  measurement period................................     1,301     1,526         --       --
Actual return on plan assets........................      (153)      (88)        --       --
Currency fluctuations...............................        62       (39)        --       --
Employer contributions..............................        28        65         44       31
Plan participants' contributions....................         5         7          4       --
Gross benefits paid.................................      (105)     (132)       (48)     (31)
Acquisitions/divestitures...........................        (8)      (38)        --       --
                                                        ------    ------    -------    -----
Plan assets at fair value at end of measurement
  period............................................     1,130     1,301         --       --
                                                        ------    ------    -------    -----
FUNDED STATUS:......................................      (897)    ( 458)    (1,019)    (863)
Unrecognized prior service cost.....................       (61)       25        (42)     (59)
Unrecognized net loss resulting from plan experience
  and changes in actuarial assumptions..............       770       328        375      268
Remaining unrecognized net asset at initial
  application.......................................        --        --         46       55
                                                        ------    ------    -------    -----
Net amount recognized at end of year................    $ (188)   $ (105)   $  (640)   $(599)
                                                        ======    ======    =======    =====

                                CNH GLOBAL N.V.

                                                                                  OTHER
                                                                              POSTRETIREMENT
                                                          PENSION BENEFITS       BENEFITS
                                                          ----------------    --------------
                                                           2002      2001     2002     2001
                                                          ------    ------    -----    -----
                                                                    (IN MILLIONS)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
  POSITION CONSIST OF:
Prepaid benefit cost..................................    $ 121     $  63     $  --    $  --
Accrued benefit liability.............................     (949)     (399)     (640)    (599)
Intangible asset......................................       20        23        --       --
Deferred tax assets...................................      223        89        --       --
Accumulated other comprehensive income................      397       119        --       --
                                                          -----     -----     -----    -----
Net amount recognized at end of year..................    $(188)    $(105)    $(640)   $(599)
                                                          =====     =====     =====    =====

     The following summarizes the statement of operations impact of CNH's defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2002, 2001 and 2000:

                                                                                 OTHER
                                                                             POSTRETIREMENT
                                                  PENSION BENEFITS              BENEFITS
                                               -----------------------    --------------------
                                               2002     2001     2000     2002    2001    2000
                                               -----    -----    -----    ----    ----    ----
                                                                (IN MILLIONS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost...............................    $  25    $  29    $  37    $ 15    $ 12    $11
Interest cost..............................      115      114      112      58      50     44
Expected return on assets..................     (110)    (119)    (146)     --      --     --
Amortization of:
  Transition asset.........................       --       --       --       9       9      9
  Prior service cost.......................        4        3        3     (14)    (13)    (4)
  Actuarial loss...........................       22        3       --      16       6     --
                                               -----    -----    -----    ----    ----    ---
Net periodic benefit cost..................       56       30        6      84      64     60
Curtailment (gain) loss....................        2        1       17      --      --     (4)
                                               -----    -----    -----    ----    ----    ---
     Total expense.........................    $  58    $  31    $  23    $ 84    $ 64    $56
                                               =====    =====    =====    ====    ====    ===

     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $2,010 million, $1,912 million and $1,112 million, respectively, as of December 31, 2002, and $1,744 million, $1,591 million and $1,282 million, respectively, as of December 31, 2001.

     Due to the poor performance of equity markets in 2002, the value of the CNH pension fund assets, which principally relate to plans in the United States and United Kingdom, declined during 2002. SFAS No. 87, "Employers' Accounting for Pensions" requires recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. Based on year-end plan asset values, we have been required to increase the Additional Minimum Liability for these plans by approximately $412 million at December 31, 2002. This results in a decrease in Accumulated Other Comprehensive Income of approximately $278 million, net of tax.

     The annual rates of increase in the per capita cost for the December 31, 2002 health care obligations are 10% for 2003 and decrease by 1% in each subsequent year until reaching 5% in 2008. Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit

                                CNH GLOBAL N.V.

obligation at December 31, 2002, by approximately $114 million, and would increase the aggregate of the service cost and interest cost components of the net 2002 postretirement benefit cost by approximately $8 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2002, by approximately $96 million, and would decrease the aggregate of the service cost and interest cost components of the net 2002 postretirement benefit cost by approximately $7 million.

     OTHER PROGRAMS

     In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH's Belgian facilities initiated in 1991. Such liabilities were approximately $13 million and $10 million at December 31, 2002 and 2001, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

     As required by Italian labor legislation, an accrual for an employee severance indemnity has been provided for a portion of CNH's Italian employees' annual salaries, indexed for inflation. At December 31, 2002 and 2001, the indemnity accruals were $87 million and $72 million, respectively.

     Additionally, certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the "Individual Top Hat Scheme"), which provides a lump sum to be paid in installments if an executive leaves, in certain circumstances, Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $446,000 and $1,717,000 in 2002 and 2001, respectively. There was no contribution in 2000.

     DEFINED CONTRIBUTION PLANS

     Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. salaried employees (the "CNH Salaried Plan"). The CNH Salaried Plan allows employee elective deferrals on a pretax basis of up to 10% of pay with CNH matching such deferrals at a rate of 70 cents for each dollar deferred. In addition to matching contributions, CNH provides a fixed contribution of five percent of eligible salary per year. During 2002 and 2001, CNH contributed $14 million and $15 million, respectively, in matching contributions. During 2002 and 2001, CNH contributed $13 million and $8 million, respectively, in fixed contributions. Subject to CNH's operating results, CNH may make additional profit sharing matching contributions to the defined contribution plan. CNH made no profit sharing contributions in 2002 and 2001.

     Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. non-represented hourly employees (the "CNH Hourly Plan"). These plans allow employee elective deferrals on a pretax basis of up to 25% (15% prior to January 1, 2002) of base compensation with CNH matching such deferrals at a rate of 50% on the first 10% of a participant's contribution. During 2002 and 2001, CNH contributed $3 million and $5 million, respectively, in matching contributions.

     Effective January 31, 2003, the Company will provide matching contributions to the CNH Salaried Plan and the CNH Hourly Plan in the form of CNH common shares rather than cash. This change affects all CNH U.S. employees eligible to contribute to this plan who receive a company-provided match on a portion of their elective deferrals.

     Prior to January 1, 2001, CNH had various defined contribution plans that covered certain U.S. and non-U.S. employees. New Holland had a savings plan for its U.S. salaried and hourly employees whereby employees could make pretax contributions of up to 15% of base compensation. New Holland would match 50% of the first 10% of a participant's contribution. This matching contribution was directed based on the

                                CNH GLOBAL N.V.

participant's investment elections. New Holland contributed $5 million to its prior savings plan in 2000. Case had a retirement savings plan pursuant to the Internal Revenue Code for its U.S. salaried employees. Under the retirement savings plan, certain salaried participants could make pretax contributions of up to 10% of base compensation. Case would match 100% of the first 8% of a participant's contribution in cash. Annually, Case made a fixed contribution to the retirement savings plan equal to 4% of each participant's eligible compensation. During 2000, Case contributed $15 million in matching contributions to its prior retirement savings plan and additional fixed contributions of $3 million. These contributions are net of forfeitures applied of $8 million in 2000. Subject to CNH's operating results, Case and New Holland may have made additional profit sharing contributions to the retirement savings plan in 2000; however, no such contributions were made.

NOTE 15: OTHER ACCRUED LIABILITIES

     A summary of other accrued liabilities as of December 31, 2002 and 2001 is as follows:

                                                               2002     2001
                                                              ------   ------
                                                               (IN MILLIONS)
Marketing and sales incentive programs......................  $  333   $  321
Current deferred tax liability..............................     223      108
Warranty provisions.........................................     169      190
Accrued payroll.............................................     140      126
Value-added taxes and other taxes payable...................     107       13
Other accrued expenses......................................     740    1,026
                                                              ------   ------
       Total other accrued liabilities......................  $1,712   $1,784
                                                              ======   ======

NOTE 16: COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL

     CNH is involved in environmental remediation activities concerning potential liabilities under U.S. federal, U.S. state and non-U.S. environmental laws. These activities involve non-owned Waste Sites and properties currently or formerly owned by CNH where it is believed there has been a release of hazardous substances. These properties comprise a number of sites currently or formerly operated by CNH or its predecessors. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are provided in ranges to reflect uncertainties due to a variety of factors that include lack of direct knowledge of historic industrial and waste handling activities that may have resulted in releases of hazardous substances, inherent limitations of subsurface soil and groundwater investigatory techniques, future changes in the laws, including their interpretation and implementation by governmental authorities, changes in remedial technologies, level of responsibility to be assumed by other potentially responsible parties, and future land use. Probable liabilities may also be the subject of both asserted and unasserted claims, including those by government authorities that may be dormant or pursued over extremely long time periods. Moreover, because liability under CERCLA and similar laws can be strict, joint and several, CNH could be required to pay amounts in excess of its pro-rata share of remediation costs at the Waste Sites. Settlements and government-approved and completed remediation projects can, in certain circumstances, be reopened based on newly discovered conditions and be subject to further remedial activities or settlement payments.

                                CNH GLOBAL N.V.

     Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $42 million to $105 million. As of December 31, 2002, environmental reserves of approximately $63 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH's financial position or results of operations.

     PRODUCT LIABILITY

     Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to existing claims will not have a material adverse effect on CNH's financial position or results of operations.

     OTHER LITIGATION

     CNH is party to various legal proceedings in the ordinary course of its business, including product warranty, dealer disputes, workers' compensation, and customer and employment matters. In addition, certain of CNH's Brazilian subsidiaries are currently contesting certain claims made by the Brazilian tax authorities related to taxation and employer social contributions.

     On July 17, 2001, the European Commission issued a Statement of Objections alleging, among other things, that CNH's French and Italian subsidiaries adopted practices limiting sales outside of dealer territories. CNH submitted a reply to the European Commission and a hearing was held on January 28, 2002. On October 10, 2002, CNH received a request for additional information, which was provided on October 31, 2002. As of the date of this report, the Commission had not provided a ruling. The European Commission has the power to assess a wide range of fines, penalties and sanctions, which may be significant. Any fines would be assessed by the Commission only after a ruling by the Commission that these subsidiaries engaged in anti-competitive practices. CNH believes that the allegations should be dismissed. However, CNH is unable to predict the outcome of this proceeding and, while CNH intends to appeal the decision if the outcome is unfavorable, CNH cannot assure that any fine the Commission might impose would not have a material adverse impact on CNH's business, financial position and results of operations.

     CNH is party to a lawsuit filed against it in the U.S. District Court for the Southern District of Florida claiming that the plaintiffs have an interest in respect of CNH's subsidiary O&K Orenstein & Koppel AG ("O&K"). The plaintiffs allege that O&K was expropriated from their Jewish grandfather in the 1930's during the Nazi era and sold to other companies. The plaintiffs claim that they are entitled to a 25% ownership interest in O&K and are seeking restitution of that 25% interest as well as monetary damages amounting to profits, dividends and other income derived therefrom. A Transfer Order has been entered transferring this litigation for pre-trial matters from the Florida federal court to the New Jersey Multidistrict Litigation Panel on litigation related to alleged misappropriation of Jewish property during the Nazi era. At CNH's request, the German embassy in the United States filed a Statement of Interest with the court, stating that the German Foundation "Remembrance, Responsibility and the Future" was the appropriate venue for plaintiffs' compensation and recommending the dismissal of this litigation. CNH has filed accordingly a motion to dismiss. CNH believes the allegations of the lawsuit are without merit and intends to continue its vigorous defense against the claims.

     On October 29, 2002, the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (the "UAW") and six named individuals filed a class action lawsuit in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly

                                CNH GLOBAL N.V.

Tenneco Inc.) and Case. The lawsuit alleges breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before that business was transferred to Case in June 1994. El Paso Tennessee Pipeline Co. administers the health insurance programs for these employees. The lawsuit arose after El Paso Tennessee Pipeline Co. notified the retired employees that they will be required to pay a portion of the cost of those benefits. That lawsuit was voluntarily dismissed by the plaintiffs before an answer to the complaint was filed by any defendant. In December 2002, a lawsuit with the same claims and factual basis was filed against Case and El Paso Tennessee Pipeline Co. as a class action, but without the UAW as a plaintiff. CNH believes that there is no legal or factual basis for the claims against Case. While CNH is unable to predict the outcome of this proceeding, it believes that the outcome will not be material to its operations.

     Management is of the opinion that the resolution of these claims, individually and in the aggregate, will not have a material adverse effect on CNH's financial position or results of operations.

     COMMITMENTS

     Minimum rental commitments at December 31, 2002, under non-cancelable operating leases with lease terms in excess of one year are as follows:

                                                                   AMOUNT
                                                                -------------
                                                                (IN MILLIONS)
2003........................................................        $ 47
2004........................................................          31
2005........................................................          19
2006........................................................          13
2007 and thereafter.........................................          58
                                                                    ----
     Total minimum rental commitments.......................        $168
                                                                    ====

     Total rental expense for all operating leases was $40 million, $44 million and $38 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     GUARANTEES

     As described in Note 2, CNH pays for normal warranty costs and the costs of major programs to modify products in the customers' possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2002 and 2001 for this commitment is as follows:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Balance, beginning of year..................................  $ 189   $ 305
Current year provision......................................    216     197
Claims paid and other adjustments...........................   (236)   (313)
                                                              -----   -----
Balance, end of year........................................  $ 169   $ 189
                                                              =====   =====

                                CNH GLOBAL N.V.

NOTE 17: FINANCIAL INSTRUMENTS

     FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair market values of financial instruments that do not approximate their carrying values in the financial statements as of December 31, 2002 and 2001 are as follows:

                                                              2002                2001
                                                        -----------------   -----------------
                                                        CARRYING    FAIR    CARRYING    FAIR
                                                         AMOUNT    VALUE     AMOUNT    VALUE
                                                        --------   ------   --------   ------
                                                                     (IN MILLIONS)
Accounts and notes receivable, net....................   $5,711    $5,790    $6,160    $6,191
Long-term debt........................................   $3,997    $3,949    $5,585    $5,704

     The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value, which approximates carrying value, of the interest only strip component of CNH's accounts and notes receivables was based on loss, prepayment and interest rate assumptions approximating those currently experienced by CNH. The fair value of fixed-rate, public long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the fair value of other fixed-rate borrowings were based on discounting using the treasury yield curve; the carrying amount of floating-rate accounts and notes receivable and long-term debt was assumed to approximate its fair value. As derivatives are recorded at fair market value on the balance sheet, the carrying amounts and fair market values are equivalent for CNH's foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.

     DERIVATIVES

     CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges with certain Fiat subsidiaries as counterparties was approximately $291 million as of December 31, 2002.

     FOREIGN EXCHANGE CONTRACTS

     CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness recognized related to these hedge relationships is recognized currently in the results of operations as "Other, Net" and was not significant. The maturity of these instruments does not exceed 12 months and the net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ended December 31, 2003 are immaterial. The effective portion of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in the statement operations when the hedge item affects earnings.

                                CNH GLOBAL N.V.

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

     INTEREST RATE DERIVATIVES

     CNH has entered into interest rate swaps agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in "other, net" in the accompanying statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 72 months, and CNH expects approximately $14 million net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ended December 31, 2003.

     Interest rate swaps that have been designated in fair value hedge relationships are being used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long term bonds and medium-term notes due to decreases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2002.

     CNH enters into forward starting interest rate swaps as hedges of the gains that are recognized upon the sale of receivables in ABS transactions as described in Note 4, "Accounts and Notes Receivable." These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair market value of these instruments are highly correlated to changes in the fair value of the anticipated cash flows from the securities to be issued. Gains and losses are deferred in other comprehensive income and recognized in "Finance and interest income" in the accompanying statements of operations at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2002.

     CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in earnings. These instruments are used to mitigate interest rate risk related to the Company's asset-backed commercial paper facilities and various limited purpose business trusts associated with the Company's retail note asset-backed securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2002.

                                CNH GLOBAL N.V.

NOTE 18: SHAREHOLDERS' EQUITY

     On February 4, 2002, CNH's shareholders approved adoption of certain amendments to the articles of association of CNH, among which is an increase in CNH's authorized share capital to E450 million, divided into 140 million common shares and 60 million preferred shares. In addition, the shareholders have authorized the board of directors to resolve on any future issuance of authorized shares for a period of five years.

     As of December 31, 2002, CNH has 131,238,200 common shares issued, of which 131,121,493 shares were outstanding. As of December 31, 2002, CNH has 116,706 treasury shares, which were acquired as a result of the cancellation of restricted shares under the CNH Equity Incentive Plan. No preferred shares are issued or outstanding.

     In June 2002, CNH completed a public offering of 10 million shares of common stock. In July 2002, the underwriters exercised their over-allotment option for 700,000 additional shares. The offering was priced at $20.00 per share. Net proceeds after offering costs were approximately $201 million. Concurrent with this offering, Fiat, CNH's majority shareholder, exchanged $1.3 billion of CNH debt for 65 million common shares, equal to $1.3 billion divided by the public offering price of $20.00.

     On November 12, 1999, Fiat Netherlands, the majority shareholder of CNH, contributed $1,400 million to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. On June 30, 2000, Fiat Netherlands received 25,583,756 CNH common shares, or the number of shares that it could have purchased with $1,400 million at $54.70 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands on its advance to capital of $56 million, an annual rate of 6.25%.

     During the year ended December 31, 2000, 15,000 restricted shares were awarded at no cost to employees, at weighted-average values of $64.05 under the CNH Equity Incentive Plan ("CNH EIP") discussed below.

     Pursuant to a share rights offering, shareholders of record as of June 30, 2000 were eligible to purchase 0.24 shares for every one share of common stock that they owned at a price of $54.70 per share. On August 11, 2000, CNH completed the rights offering by issuing 6,010 common shares.

     During the years ended December 31, 2002, 2001 and 2000, changes in CNH common shares issued were as follows:

                                                               2002      2001     2000
                                                              -------   ------   ------
                                                                   (IN THOUSANDS)
Issued as of beginning of year..............................   55,537   55,537   29,932
Issuances of CNH Common Shares:
  Public offering...........................................   10,700       --       --
  Fiat conversion of debt to equity.........................   65,000       --       --
  Stock-based compensation for directors....................        1       --       --
  Conversion of advance to capital..........................       --       --   25,584
  CNH Equity Incentive Plan.................................       --       --       15
  Share rights offering.....................................       --       --        6
                                                              -------   ------   ------
     Issued as of end of year...............................  131,238   55,537   55,537
                                                              =======   ======   ======

     Dividends of $0.50 per common share, totaling $28 million, were declared and paid during 2002, prior to the June and July equity transactions noted above. During 2001, dividends of $0.50 per common share,

                                CNH GLOBAL N.V.

totaling $28 million, were declared and paid. During 2000, dividends of $2.75 per common share, totaling $82 million, were declared and paid.

     See Note 24 for information on equity transactions occurring after December 31, 2002.

NOTE 19: OPTION AND INCENTIVE PLANS

     CNH DIRECTORS' PLAN

     In 1999, CNH established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan"). As amended, the CNH Directors' Plan provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of options to purchase common shares of CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and (4) an opportunity to convert all or a portion of their Annual Fees into stock options. The exercise prices of all options granted under the CNH Directors' Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. There are 200,000 common shares reserved for issuance under this plan. As of December 31, 2002, there were 117,536 common shares available for issuance under the CNH Directors' Plan.

     The following table reflects option activity under the CNH Directors' Plan for the years ended December 31, 2002, 2001 and 2000:

                                                 2002                2001                2000
                                           -----------------   -----------------   -----------------
                                                    EXERCISE            EXERCISE            EXERCISE
                                           SHARES    PRICE*    SHARES    PRICE*    SHARES    PRICE*
                                           ------   --------   ------   --------   ------   --------
Outstanding at beginning of year.........  48,314    $42.00    24,151    $59.25     3,750    $77.05
  Granted................................  39,322     21.35    28,456     30.20    20,401     55.95
  Forfeited..............................  (5,172)    29.35    (4,293)    60.45        --       N/A
                                           ------              ------              ------
Outstanding at end of year...............  82,464     33.10    48,314     42.00    24,151     59.25
                                           ======              ======              ======
Exercisable at end of year...............  61,954     31.80    31,814     31.80    12,901     53.60
                                           ======              ======              ======

---------------
* Weighted-average

     The following table summarizes outstanding stock options under the CNH Directors' Plan at December 31, 2002:

                                                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                            ------------------------------------   ----------------------
                                              SHARES      CONTRACTUAL   EXERCISE     SHARES      EXERCISE
         RANGE OF EXERCISE PRICE            OUTSTANDING      LIFE*       PRICE*    EXERCISABLE    PRICE*
         -----------------------            -----------   -----------   --------   -----------   --------
$15.20 - $26.20...........................    19,081       9.7 years     $15.20      19,081       $15.20
$26.21 - $40.00...........................    43,525       9.4 years      29.05      29,015        29.95
$40.01 - $56.00...........................     5,881       8.8 years      49.30       5,881        49.30
$56.01 - $77.05...........................    13,977       8.3 years      63.05       7,977        65.35

---------------
* Weighted-average

     CNH EQUITY INCENTIVE PLAN

     In 1999, CNH established the CNH Equity Incentive Plan (the "CNH EIP"). As amended, the CNH EIP provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over

                                CNH GLOBAL N.V.

four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Prior to 2001, the exercise prices of all options granted under the CNH EIP were equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH stock at the date of grant. The 2001 exercise price was based upon the average official price on the New York Stock Exchange during the thirty-day period preceding the date of grant. The $3,729,600 of compensation cost related to the 2001 award has been deferred and is being charged to expense over the four-year service period of the related options. The 2002 grant was issued at the fair value on the date of grant. As of December 31, 2002, there were 2,349,711 common shares available for issuance under the CNH EIP.

     The following table reflects option activity under the CNH EIP for the years ended December 31, 2002, 2001 and 2000:

                                           2002                   2001                   2000
                                   --------------------   --------------------   --------------------
                                               EXERCISE               EXERCISE               EXERCISE
                                    SHARES      PRICE*     SHARES      PRICE*     SHARES      PRICE*
                                   ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year...........................  1,907,182    $48.65    1,040,387    $68.85    1,058,210    $68.85
  Granted........................  1,424,140     16.20    1,065,600     31.70      459,900     68.85
  Forfeited......................   (111,327)    46.60     (198,805)    63.75     (477,723)    68.85
                                   ---------              ---------              ---------
Outstanding at end of year.......  3,219,995     34.35    1,907,182     48.65    1,040,387     68.85
                                   =========              =========              =========
Exercisable at end of year.......    774,780     57.10      355,585     68.85      124,234     68.85
                                   =========              =========              =========

---------------
* Weighted-average

     The following table summarizes outstanding stock options under the CNH Equity Incentive Plan at December 31, 2002:

                                                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                            ------------------------------------   ----------------------
                                              SHARES      CONTRACTUAL   EXERCISE     SHARES      EXERCISE
         RANGE OF EXERCISE PRICE            OUTSTANDING      LIFE*       PRICE*    EXERCISABLE    PRICE*
         -----------------------            -----------   -----------   --------   -----------   --------
$15.20 - $26.20...........................   1,417,840     9.6 years     $16.20           --      $   --
$26.21 - $40.00...........................     980,400     8.6 years      31.70      245,100       31.70
$40.01 - $77.05...........................     821,755     7.1 years      68.85      529,680       68.85

---------------
* Weighted-average

     Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the stock during the restriction period. Certain restricted shares vest over six months to seven years, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. For the year ended December 31, 2000, 15,000 restricted shares were awarded at no cost to employees, at weighted-average values of $64.05. No restricted shares were awarded during 2002 and 2001. At December 31, 2002, restricted common shares outstanding totaled 4,128 shares.

     CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of the CNH Board of Directors. Effective for the 2002 plan year only, a special incentive plan (the "2002 Special Incentive Program") was approved which provides a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program will

                                CNH GLOBAL N.V.

be administered under the CNH Equity Incentive Program. CNH will issue approximately 180,000 restricted shares under the program in 2003, which will vest one year from the date of grant.

     FIAT STOCK OPTION PROGRAM

     Certain employees of CNH are eligible to participate in stock option plans of Fiat ("Fiat Plans") whereby participants are granted options to purchase ordinary shares of Fiat ("Fiat Shares"). A summary of options granted under the Fiat Plans follows:

                                                                     SHARE PRICE
                   YEAR OF                      OPTIONS   EXERCISE     ON DATE
                    GRANT                       GRANTED    PRICE      OF GRANT
                   -------                      -------   --------   -----------
2002..........................................  479,000    E11.16      E11.88
2001..........................................  222,000     17.74       18.06
2000..........................................   67,500     30.18       33.00

     The exercise price was determined by the average official price of Fiat Shares on the Italian Stock Exchange during the daily sessions of the month preceding date of grant for the 2002 and 2001 grants. The exercise price for the 2000 grant was determined by the average official price of Fiat Shares on the Italian Stock Exchange during the twenty daily sessions preceding the date of grant. The 2002, 2001 and 2000 options vest ratably over a four-year period. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

     SFAS NO. 123 DISCLOSURE

     CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with APB No. 25. For disclosure purposes only under SFAS No. 123, the Black-Scholes pricing model was used to calculate the "fair value" of stock options. Based on this model, the weighted-average fair values of stock options awarded for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                      2002     2001     2000
                                                      -----   ------   ------
CNH Directors' Plan.................................  $8.95   $12.40   $24.15
CNH EIP.............................................  $6.65   $14.70   $17.15

     The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

                                               2002                2001                2000
                                         -----------------   -----------------   -----------------
                                         DIRECTORS'          DIRECTORS'          DIRECTORS'
                                            PLAN      EIP       PLAN      EIP       PLAN      EIP
                                         ----------   ----   ----------   ----   ----------   ----
Risk-free interest rate................      3.9%      3.8%      4.3%      4.1%      5.1%      5.1%
Dividend yield.........................      2.4%      2.4%      1.5%      1.5%      0.9%      0.9%
Stock price volatility.................     51.0%     51.0%     47.0%     47.0%     46.0%     46.0%
Option life (years)....................      5.0       5.5       5.0       4.5       5.0       5.0

     Pro forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123 is provided in Note 2.

                                CNH GLOBAL N.V.

NOTE 20: EARNINGS (LOSS) PER SHARE

     The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 2002, 2001 and 2000:

                                                                 2002      2001      2000
                                                                ------    ------    ------
                                                                       (IN MILLION,
                                                                  EXCEPT PER SHARE DATA)
BASIC
Net loss....................................................    $ (426)   $ (332)   $ (381)
                                                                ======    ======    ======
Weighted-average shares outstanding.........................        97        55        43
                                                                ======    ======    ======
Basic earnings (loss) per share before cumulative effect of
  change in accounting principle............................    $(1.05)   $(6.00)   $(8.95)
Cumulative effect of change in accounting principle.........     (3.35)       --        --
                                                                ------    ------    ------
Basic earnings (loss) per share.............................    $(4.40)   $(6.00)   $(8.95)
                                                                ======    ======    ======
DILUTED
Net loss....................................................    $ (426)   $ (332)   $ (381)
Effect of dilutive securities (when dilutive)...............        --        --        --
                                                                ------    ------    ------
Net loss after adjustment for dilutive conversions..........    $ (426)   $ (332)   $ (381)
Weighted-average shares outstanding -- Basic................        97        55        43
Effect of dilutive securities (when dilutive)...............        --        --        --
                                                                ------    ------    ------
Weighted-average shares outstanding -- Diluted..............        97        55        43
                                                                ======    ======    ======
Diluted earnings (loss) per share before cumulative effect
  of change in accounting principle.........................    $(1.05)   $(6.00)   $(8.95)
Cumulative effect of change in accounting principle.........     (3.35)       --        --
                                                                ------    ------    ------
Diluted earnings (loss) per share...........................    $(4.40)   $(6.00)   $(8.95)
                                                                ======    ======    ======

     Stock options to purchase 3,302, 1,955 and 1,065 shares during 2002, 2001 and 2000, respectively, were outstanding but not included in the calculation of diluted loss per share as the impact of these options would have been anti-dilutive.

NOTE 21: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The components of accumulated other comprehensive income (loss) as of December 31, 2002 and 2001 are as follows:

                                                                2002     2001
                                                                -----    -----
                                                                (IN MILLIONS)
Cumulative translation adjustment...........................    $(419)   $(507)
Minimum pension liability adjustment, net of taxes ($223 and
  $89, respectively)........................................     (397)    (119)
Deferred gains (losses) on derivative financial instruments,
  net of taxes ($16 and $12, respectively)..................      (19)     (20)
                                                                -----    -----
  Total.....................................................    $(835)   $(646)
                                                                =====    =====

                                CNH GLOBAL N.V.

NOTE 22: SEGMENT AND GEOGRAPHICAL INFORMATION

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

     FINANCIAL SERVICES

     The financial services segment is engaged in broad-based financial services for the global marketplace through various wholly owned subsidiaries and joint ventures in North America, Latin America, Europe, Australia and Asia Pacific. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment sold by CNH dealers and distributors. CNH also facilitates the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment operators, as well as financing options to dealers to finance working capital, real estate and other fixed assets and maintenance equipment in connection with their operations.

     The accounting policies of the segments are described in Note 2, "Summary of Significant Accounting Policies." CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest expense, taxes and restructuring and other merger related costs, including the income of Financial Services on an equity basis. Transfers between segments are accounted for at market value. Additionally, Fiat evaluates CNH's performance based on results of operations computed using accounting principles followed by Fiat. Results of operations computed using accounting principles followed by Fiat excludes, among other things, minority interest, provision (benefit) for income taxes, restructuring charges, net financial expense and equity in (income) loss of unconsolidated subsidiaries and affiliates.

     CNH's reportable segments are strategic business units that offer different products and services. Each segment is managed separately.

     A reconciliation of net income (loss) under U.S. GAAP to results of operations under accounting principles followed by Fiat as well as CNH's results of operations by segment and depreciation and

                                CNH GLOBAL N.V.

amortization in accordance with accounting principles followed by Fiat for the years ended December 31, 2002, 2001 and 2000 are set forth in the following table:

                                                                2002     2001     2000
                                                                -----    -----    -----
                                                                     (IN MILLIONS)
RECONCILIATION OF NET INCOME (LOSS) PER U.S. GAAP TO RESULTS
  OF OPERATIONS REPORTED TO FIAT:
  Net loss per US GAAP......................................    $(426)   $(332)   $(381)
  Adjustments to convert from US GAAP to accounting
     principles followed by Fiat:
     Cumulative effect of change in accounting principle,
       net of tax...........................................      325       --       --
     Amortization of goodwill and other intangibles.........     (158)     (45)     (39)
     Restructuring charge...................................       34       34     (302)
     Other..................................................       17       78       16
                                                                -----    -----    -----
  Net loss per accounting principles followed by Fiat.......     (208)    (265)    (706)
  Reconciliation of net loss per accounting principles
     followed by Fiat to results of operations:
     Minority interest......................................        8        5       10
     Income tax provision (benefit).........................      (35)    (105)    (153)
     Restructuring charge...................................       17       70      452
     Net financial expense..................................      390      474      446
     Equity in (income) loss of unconsolidated subsidiaries
       and affiliates.......................................      (16)       9       (7)
     Other non-operating income.............................       (2)      --       --
                                                                -----    -----    -----
  Results of operations as defined by Fiat..................    $ 154    $ 188    $  42
                                                                =====    =====    =====
RESULTS OF OPERATIONS BY SEGMENT:
  Agricultural equipment....................................    $ 201    $ 105    $ (43)
  Construction equipment....................................     (159)      13      127
  Financial services........................................      122       93       27
  Eliminations..............................................      (10)     (23)     (69)
                                                                -----    -----    -----
     Results of operations..................................    $ 154    $ 188    $  42
                                                                =====    =====    =====
DEPRECIATION AND AMORTIZATION:
Agricultural equipment......................................    $ 261    $ 238    $ 231
Construction equipment......................................      124      126      144
Financial services..........................................      126      105       93
                                                                -----    -----    -----
  Total.....................................................    $ 511    $ 469    $ 468
                                                                =====    =====    =====

                                CNH GLOBAL N.V.

     A summary of additional reportable segment information, compiled under U.S. GAAP, for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                              2002       2001       2000
                                                             -------    -------    -------
                                                                     (IN MILLIONS)
REVENUES:
  Net sales:
     Agricultural equipment..............................    $ 6,405    $ 6,073    $ 5,877
     Construction equipment..............................      2,926      2,957      3,460
                                                             -------    -------    -------
          Total net sales................................      9,331      9,030      9,337
  External financial services............................        609        685        704
  Intersegment financial services........................         32         54         95
  Eliminations...........................................        (32)      ( 54)      ( 95)
                                                             -------    -------    -------
       Total.............................................    $ 9,940    $ 9,715    $10,041
                                                             =======    =======    =======
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
  (AT THE END OF YEAR):
Agricultural equipment...................................    $   184    $   169    $   203
Construction equipment...................................        144         66         55
Financial services.......................................         47         31         24
                                                             -------    -------    -------
     Total...............................................    $   375    $   266    $   282
                                                             =======    =======    =======
DEPRECIATION AND AMORTIZATION:
Agricultural equipment...................................    $   161    $   232    $   253
Construction equipment...................................         67         87         83
Financial services.......................................        118        105         93
                                                             -------    -------    -------
     Total...............................................    $   346    $   424    $   429
                                                             =======    =======    =======
SEGMENT ASSETS (AT THE END OF YEAR):
Agricultural equipment...................................    $ 6,380    $ 6,410    $ 6,895
Construction equipment...................................      3,430      2,893      3,275
Financial services.......................................      5,875      6,352      6,400
Eliminations and other...................................      1,075      1,557      1,007
                                                             -------    -------    -------
     Total...............................................    $16,760    $17,212    $17,577
                                                             =======    =======    =======
EXPENDITURES FOR ADDITIONS TO LONG-LIVED ASSETS*:
Agricultural equipment...................................    $   198    $   160    $   134
Construction equipment...................................         39         61         79
Financial services.......................................        170        330        195
                                                             -------    -------    -------
     Total...............................................    $   407    $   551    $   408
                                                             =======    =======    =======

---------------
* Includes equipment on operating leases and property, plant and equipment.

                                CNH GLOBAL N.V.

     GEOGRAPHICAL INFORMATION

     The following highlights the results of CNH's operations by geographic area, by origin:

                                       UNITED              UNITED
                                       STATES    CANADA    KINGDOM    ITALY     BELGIUM    OTHER      TOTAL
                                       ------    ------    -------    ------    -------    ------    -------
                                                                   (IN MILLIONS)
At December 31, 2002, and for the
  year then ended:
Total revenues.....................    $4,073     $659     $1,343     $1,717     $772      $1,376    $ 9,940
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $1,091     $ 93     $  116     $  224     $126      $  343    $ 1,993
                                       ======     ====     ======     ======     ====      ======    =======
At December 31, 2001, and for the
  year then ended:
Total revenues.....................    $4,156     $606     $1,276     $1,636     $665      $1,376    $ 9,715
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $1,166     $103     $   88     $  190     $ 89      $  330    $ 1,966
                                       ======     ====     ======     ======     ====      ======    =======
At December 31, 2000, and for the
  year then ended:
Total revenues.....................    $4,344     $406     $1,348     $1,530     $423      $1,990    $10,041
                                       ======     ====     ======     ======     ====      ======    =======
Long-lived assets*.................    $1,265     $114     $  141     $  144     $ 85      $  368    $ 2,117
                                       ======     ====     ======     ======     ====      ======    =======

---------------
* Includes equipment on operating leases and property, plant and equipment.

     CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

NOTE 23: RELATED PARTY INFORMATION

     In June 2002, Fiat, CNH's majority shareholder, exchanged $1.3 billion of CNH debt for 65 million common shares, equal to $1.3 billion divided by $20.00 per share, which was the price per share at which CNH sold 10 million shares in its concurrent public offering.

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing and certain foreign exchange and interest rate-related contracts from Fiat and its affiliates, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. At December 31, 2002, CNH's outstanding debt with Fiat and its affiliates was approximately 50% of its total debt. Fiat guarantees $1,138 million or approximately 15% of CNH's outstanding debt. In addition, CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2002 CNH paid a guarantee fee of between 0.03125% per annum and 0.125% per annum while in 2001 the guarantee fee ranged between 0.0625% per annum and 0.125% per annum. Reference is made to Note 10, "Short-Term Debt" and Note 11, "Long-Term Debt" for further information regarding financing with Fiat.

     CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and audit, maintenance of plant and equipment, research and development, information systems and training. In addition, CNH sells certain products to subsidiaries and affiliates of Fiat.

     CNH's principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., robotic equipment from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

                                CNH GLOBAL N.V.

     Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2002, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $334 million to which affiliates of Fiat were counterparties.

     Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH's internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. CNH purchases network and hardware support from and outsources a portion of its information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. CNH's management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

     Additionally, CNH participates in the stock option program of Fiat as described in Note 19, "Option and Incentive Plans."

     The following table summarizes CNH's sales, purchases, and finance income and expense with affiliates of Fiat, CNH dealer development companies and joint ventures for the years ended December 31, 2002, 2001 and 2000:

                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Sales of equipment..........................................  $  7   $ 13   $ 16
Sales to affiliated companies and joint ventures............   161    199    256
                                                              ----   ----   ----
       Total sales to affiliates............................  $168   $212   $272
                                                              ====   ====   ====
Purchase of materials, production parts, merchandise and
  Services..................................................  $334   $239   $367
                                                              ====   ====   ====
Finance and interest income.................................  $ 18   $ 31   $ 34
                                                              ====   ====   ====
Interest expense............................................  $236   $358   $291
                                                              ====   ====   ====

     CNH management believes that the terms of sales and purchases provided to CNH by Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

NOTE 24: SUBSEQUENT EVENTS

     The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 5, 2003. The dividend will be payable on June 2, 2003 to shareholders of record at the close of business on May 19, 2003. Declaration of the dividend is subject to approval at the Annual General Meeting, which will be held on May 8, 2003.

     On March 27, 2003, CNH's shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH's authorized share capital to E1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of E2.25.

                                CNH GLOBAL N.V.

     On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

     On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A Preference Shares ("Series A Preferred Stock") to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

     The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH's shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company's equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

     The following unaudited pro forma balance sheet data illustrate the impact of issuing 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion of Equipment Operations indebtedness, which occurred on April 7 and 8, 2003, as if the transactions had occurred on December 31,

                                CNH GLOBAL N.V.

2002. The unaudited pro forma balance sheet data should be read in conjunction with the consolidated financial statements and notes thereto, set forth elsewhere in this Form 20-F.

                                           UNAUDITED PRO FORMA BALANCE SHEET DATA AS OF DECEMBER 31, 2002
                                    -----------------------------------------------------------------------------
                                                 CONSOLIDATED                        EQUIPMENT OPERATIONS
                                    --------------------------------------    -----------------------------------
                                                                 PRO FORMA                              PRO FORMA
                                      ACTUAL       PRO FORMA     UNAUDITED    ACTUAL      PRO FORMA     UNAUDITED
                                       2002       ADJUSTMENTS      2002        2002      ADJUSTMENTS      2002
                                    ----------    -----------    ---------    -------    -----------    ---------
                                                                    (IN MILLIONS)
TOTAL ASSETS....................     $16,760        $    --       $16,760     $14,367      $    --       $14,367
                                     =======        =======       =======     =======      =======       =======
CURRENT LIABILITIES:
  Short-term debt and current
     maturities of long-term
     debt.......................     $ 3,867        $  (801)(A)   $ 3,066     $ 2,708      $  (801)(A)   $ 1,907
  Other current liabilities.....       3,198             14 (B)     3,212       3,526           14 (B)     3,540
                                     -------        -------       -------     -------      -------       -------
     TOTAL CURRENT
       LIABILITIES..............       7,065           (787)        6,278       6,234         (787)        5,447
                                     -------        -------       -------     -------      -------       -------
Long-term Debt..................       3,997         (1,199)(A)     2,798       2,714       (1,199)(A)     1,515
Other long-term liabilities.....       2,864             --         2,864       2,586           --         2,586
                                     -------        -------       -------     -------      -------       -------
     TOTAL LONG-TERM
       LIABILITIES..............       6,861         (1,199)        5,662       5,300       (1,199)        4,101
                                     -------        -------       -------     -------      -------       -------
Minority Interest...............          73             --            73          72           --            72
                                     -------        -------       -------     -------      -------       -------
Shareholders' equity............       2,761          1,986(A,B)    4,747       2,761        1,986(A,B)    4,747
                                     -------        -------       -------     -------      -------       -------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY..........     $16,760        $    --       $16,760     $14,367      $    --       $14,367
                                     =======        =======       =======     =======      =======       =======

---------------
A -- Reflects the issuance of 8 million shares of Series A Preferred Stock to
     Fiat and an affiliate in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

B -- Reflects accrual of estimated transaction fees.

     On a pro forma basis, assuming the issuance of 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion of Equipment Operations indebtedness had occurred on January 1, 2002, interest expense would have declined by approximately $100 million on an annual, pre-tax basis in 2002.

                                   SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                     CNH GLOBAL N.V.
                                                       (Registrant)

                                                  /s/ Michel Lecomte
                                          --------------------------------------
                                                      Michel Lecomte
                                               Chief Financial Officer and
                                              President, Financial Services

Dated: April 22, 2003

                                 CERTIFICATION

                 CNH GLOBAL N.V. AND CONSOLIDATED SUBSIDIARIES

     I, Paolo Monferino, Chief Executive Officer of CNH Global N.V. (the "Registrant"), certify that:

          1. I have reviewed this annual report on Form 20-F of the Registrant;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

          4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

             a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors:

             a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

          6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                          By       /s/ PAOLO MONFERINO
                                            ------------------------------------
                                                      Paolo Monferino
                                                  Chief Executive Officer

Date: April 22, 2003

                                 CERTIFICATION

                 CNH GLOBAL N.V. AND CONSOLIDATED SUBSIDIARIES

     I, Michel Lecomte, Chief Financial Officer of CNH Global N.V. (the "Registrant"), certify that:

          1. I have reviewed this annual report on Form 20-F of the Registrant;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

          4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

             a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors:

             a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

          6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                          By       /s/ MICHEL LECOMTE
                                            ------------------------------------
                                                       Michel Lecomte
                                                  Chief Financial Officer

Date: April 22, 2003

                               INDEX TO EXHIBITS

EXHIBIT                            DESCRIPTION
-------                            -----------
  1.1      Articles of Association of CNH Global N.V. (filed as Exhibit
           1 to Form 6-K on April 4, 2003 and incorporated herein by
           reference).
  1.2      Regulations of the Board of Directors of CNH Global N.V.
           dated December 8, 1999.*
  1.3      Resolution of the Board of Directors of CNH Global N.V.
           dated March 31, 2003 (filed as Exhibit 2 to Form 6-K on
           April 4, 2003 and incorporated herein by reference).
  2.1      Registration Rights Agreement entered into among CNH Global
           N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003.
  4.1      Outside Directors' Compensation Plan of CNH Global N.V.
           adopted November 12, 1999 and last amended on April 18,
           2000.**
  4.2      Equity Incentive Plan of CNH Global N.V. as amended and
           restated on July 23, 2001 (filed as Exhibit 10.1 to the
           Registration Statement on Form F-3 of CNH Global N.V. (File
           No. 333-84954) and incorporated herein by reference).
  8.1      List of subsidiaries of registrant.
 10.1      Credit Agreement dated 27 July 2000 between Fiat S.p.A., CNH
           Global N.V., Fiat Finance and Trade Ltd. S.A., New Holland
           Credit Company LLC, Case Corporation, Case Credit
           Corporation as Borrowers and The Banks and Chase Manhattan
           International Limited as Facility Agent and Euro Swing-Line
           Agent and The Chase Manhattan Bank as US Swing-Line Agent
           and ABN AMRO Bank N.V., Banca Intesa S.p.A., Chase Manhattan
           plc as Arrangers.**
 10.2      Amended and Restated Transfer and Administration Agreement
           dated December 15, 2000 between CNH Capital Receivables Inc.
           as Transferor, Case Credit Corporation, in its individual
           capacity and as Servicer, Certain APA Banks named therein,
           Certain Funding Agents named therein and The Chase Manhattan
           Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation
           (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
 10.3      First Supplemental Indenture dated as of March 28, 2000
           among Case Corporation, CNH Global N.V., as guarantor, and
           The Bank of New York, as trustee, supplementing the
           Indenture dated as of July 31, 1995 between Case Corporation and The Bank of New York, as trustee.*
 10.4      Registrar, Transfer Agency and Service Agreement between CNH
           Global N.V. and JPMorgan Chase Bank dated April 8, 2003.

---------------
 * Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.

** Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2000 and incorporated herein by reference.