Form 20-F
period 2003-12-31
CNH GLOBAL N V
filed 2004-04-07
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 1-14528

CNH GLOBAL N.V.

(Exact name of registrant as specified in its charter)

Kingdom of The Netherlands

(State or other jurisdiction of
incorporation or organization)

World Trade Center, Amsterdam Airport

Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on which Registered

Common Shares, par value €2.25	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 132,797,008 Common Shares

          Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. ☒

          Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☒.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

      CNH Global N.V., (“CNH”) formerly New Holland N.V., is incorporated in The Netherlands under Dutch law.

      CNH combines the operations of New Holland N.V. (“New Holland”) and Case, LLC, formerly Case Corporation (“Case”), as a result of their business merger on November 12, 1999. Effective with the closing of the merger, we changed our name to CNH Global N.V. In addition, “CNH” may refer to New Holland for financial information prior to the merger. We use “CNH Capital” to refer to the Financial Services business of CNH.

      As of December 31, 2003, Fiat S.p.A. (“Fiat”) owned approximately 84% of CNH’s common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”), excluding the impact of a conversion of the 8 million shares of Series A Preference Shares (“Series A Preferred Stock”) discussed below. Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems.

      On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references to earnings per share and the number of shares in this annual report on Form 20-F and the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect this reverse stock split.

      On April 7 and 8, 2003, CNH Global issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

      The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. On a converted basis, this transaction would increase Fiat’s ownership of our common stock to approximately 91% as of December 31, 2003. In the event of dissolution or liquidation, whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

      On August 1, 2003 and September 12, 2003, Case New Holland, Inc. (“Case New Holland”) a direct wholly-owned subsidiary of CNH, issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 (the “9 1/4% Senior Notes”) which are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the U.S. assets of CNH and certain of its non-U.S. assets.

      CNH has prepared its annual consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and certain reclassifications have been made to conform the historical New Holland financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in

U.S. Dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. Dollars.

      Certain financial information in this annual report has been presented separately by geographic area. CNH defines its geographic areas as (1) North America, (2) Western Europe, (3) Latin America and (4) Rest of World. As used in this report, all references to “North America,” “Western Europe,” “Latin America” and “Rest of World” are defined as follows:

•	North America — United States and Canada.

•	Western Europe — Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

•	Latin America — Mexico, Central and South America, and the Caribbean Islands.

•	Rest of World — Those areas not included in North America, Western Europe and Latin America, as defined above.

      Certain market and share information in this report has been presented as “worldwide”, which includes all countries, with the exception of India and China. In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America and Brazil, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

*     *     *     *     *

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

      This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “on track”, or similar technology.

      Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results are included in this Form 20-F for the year ended December 31, 2003.

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

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

          A. Selected Financial Data.

      The following table sets forth summary historical financial data for CNH for the periods indicated. The historical financial data set forth below as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 has been derived from the audited consolidated financial statements of CNH included herein. Financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 has been derived from our published financial statements.

      CNH acquired Case on November 12, 1999, which approximately doubled the annual revenues and asset base of CNH. The accompanying selected financial data reflects the historical operating results of CNH, including the results of operations of Case since November 12, 1999. As a result of this acquisition, the historical financial statements may not be comparable from year to year.

      CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2003 in accordance with U.S. GAAP.

	For the Years Ended December 31,

	2003	2002	2001	2000	1999

	(in millions, except per share data)
Statements of Operations Data:
Revenues:
Net sales	$10,069	$9,331	$9,030	$9,337	$5,949
Finance and interest income	597	609	685	704	324

Total revenues	$10,666	$9,940	$9,715	$10,041	$6,273

Net income (loss) before cumulative effect of change in accounting principle, net of tax	$(157)	$(101)	$(332)	$(381)	$148
Cumulative effect of change in accounting principle, net of tax	—	(325)	—	—	—

Net income (loss)	$(157)	$(426)	$(332)	$(381)	$148

Per share data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle, net of tax	$(1.19)	$(1.05)	$(6.00)	$(8.95)	$4.95
Cumulative effect of change in accounting principle, net of tax	—	(3.35)	—	—	—

Basic earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)	$(8.95)	$4.95

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$(1.19)	$(1.05)	$(6.00)	$(8.95)	$4.85
Cumulative effect of change in accounting principle, net of tax	—	(3.35)	—	—	—

Diluted earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)	$(8.95)	$4.85

Cash dividends declared per common share	$0.25	$0.50	$0.50	$2.75	$2.75

	As of December 31,

	2003	2002	2001	2000	1999

	(in millions)
Balance Sheet Data:
Total assets	$18,661	$16,760	$17,212	$17,577	$17,678

Short-term debt	$2,110	$2,749	$3,217	$4,186	$4,953

Long-term debt, including current maturities	$4,886	$5,115	$6,646	$5,539	$4,558

Common shares, €2.25 par value	$309	$305	$143	$143	$88

Common shares outstanding	133	131	55	55	30

Shareholders’ equity	$4,874	$2,761	$1,909	$2,514	$1,710

B. Capitalization and Indebtedness.

      Not applicable.

C. Reasons for the Offer and Use of Proceeds.

      Not applicable.

D. Risk Factors.

Risks Related to Our Business, Strategy and Operations

We may not fully realize, or realize within the anticipated time frame, the benefits of our profit improvement initiatives.

      CNH combines the operations of New Holland and Case as a result of their merger on November 12, 1999. At the time of the merger, we formulated a plan to integrate the operations of the Case and New Holland businesses. The plan was based on maintaining the dual distribution networks of Case and New Holland to optimize worldwide market share of the combined company. In order to remain cost competitive while maintaining the two brands, management developed a plan to use common platforms and major product components while developing differentiated products that could satisfy the requirements of the different distribution networks. Use of common components and platforms allows for a reduction in product platforms, consolidation of suppliers and a consolidation and rationalization of manufacturing facilities and the parts depots that serve both the manufacturing operations and the networks.

      In total, our cost and efficiency actions for 2003 through 2006 should contribute approximately $650 million in additional profit improvements as compared with the base levels of revenues and costs incurred by CNH for the full year 2002. This estimate is not based on any assumption of an appreciable increase in industry volumes from 2002 levels. In the year ended December 31, 2003, we achieved $225 million of the $650 million of expected additional profit improvements.

      Our ability to realize the full extent of the expected profit improvement levels depends on, among other things, our ability to complete our cost-containment initiatives. See “Item 4.B. Business — Profit Improvement Initiatives.” Our failure to complete these initiatives could cause us not to realize fully our anticipated profit improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

Our success depends on the implementation of new product introductions, which will require substantial expenditures.

      Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including the economy, product quality, competition, customer acceptance and the strength of our dealer networks.

      As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the market shares our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. You should read the discussion under the heading “Item 4.B. Business — Products and Markets” for a more detailed discussion regarding our new and existing products.

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

      Changes in demand for our products and our program to rationalize our manufacturing facilities and realign our manufacturing process have at times resulted in, and may in the future result in, temporary constraints upon our ability to produce the quantities necessary to fill orders and thereby deliver products in a timely manner. A prolonged delay in our ability to fulfill orders on a timely basis could adversely affect our operations. In addition, we rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. An interruption in the supply of, or a significant increase in, the price of any component part could adversely affect our profitability or our ability to obtain and fulfill orders. Moreover, our continuous development and production of new products often involves the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations.

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

      In the United States, our contract with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) expires in May 2004. Negotiations began in the first quarter of 2004.

      In Europe, our employees are protected by various worker protection laws which afford employees, through local and central works councils, rights of consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations.

      These laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

An increase in health care or pension costs could adversely affect our results of operations and financial position.

      Health care inflation rates have increased significantly, leading to higher costs for both active and retired employees. Should such inflation rates continue, we may record additional charges or make changes to our benefit plans. In addition, fluctuations in the financial markets, primarily during 2000 through 2002, had caused the valuation of the assets in our defined benefit pension plans to decrease, while our liability has increased, which has resulted in an under-funding in some of our defined benefit pension plans and the recognition of a minimum pension liability on our balance sheet.

      As of December 31, 2003, our pension benefit obligations were underfunded by $1.0 billion and our other postretirement benefit obligations were underfunded by $1.5 billion. Benefits for salaried employees under our U.S. defined benefit plans were frozen for pay and service as of December 31, 2000, and U.S. employees now receive benefits only under our defined contribution plans. Our U.S. and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health and life insurance under our plan. Beginning in 2005, a defined dollar benefit will apply to salaried retiree medical coverage. Once the defined dollar benefit is reached, contributions paid by the retirees will increase by an amount equal to any premium cost increases above that amount. Despite these measures, we cannot assure you that future fluctuations in the financial markets will not result in additional under-funding of our defined benefit pension plans and require contributions by us that could adversely affect our results of operations and financial position.

Future unanticipated events may require us to take additional reserves relating to our non-core financing activities.

      Beginning in 1998, as part of a diversification strategy for its Financial Services operations, Case expanded into the financing of trucks and trailers, marine vessels and agricultural and construction equipment sold through its competitors’ dealers. As a result of a deterioration in these markets, we recorded significant losses in 2000, 2001 and 2002 in our Financial Services operations. Non-core financing activities were discontinued during 2001. During 2002 and 2003, the non-core portfolio decreased 39% and 41% respectively due to liquidations and write-offs. We believe we have established adequate reserves for possible losses on these receivables from our non-core financing activities; however, future unanticipated events may affect our customers’ ability to repay their obligations or reduce the value of the underlying assets and therefore require us to increase our reserves, which could materially adversely affect our financial position and results of operations.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. In 2003, the generally lower interest rate environment in our principal currencies had a favorable impact on our profitability; however, they were offset by a less favorable debt mix and by higher spreads on our borrowings. We mitigate these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into hedging arrangements, a substantial portion of which are with counterparties that are members of the Fiat Group. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are members of the Fiat Group, could adversely affect us.

      Despite our use of financial hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flows or financial position.

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

You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

      The audited consolidated financial statements and schedules of CNH for the year ended December 31, 2001 included in this Annual Report have been audited by Arthur Andersen LLP, independent accountants, whose report thereon is also included in this Annual Report. On June 15, 2002, Arthur Andersen was convicted of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corporation. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen’s consent to our inclusion of its audit report on our financial statements for 2001 included in this Annual Report, and we do not expect to receive Arthur Andersen’s consent in any filing that we make with the SEC. Without this consent, it may become more difficult for you to seek remedies against Arthur Andersen. Furthermore, relief in connection with claims, which may be available to investors under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen. You are unlikely to be able to exercise effective remedies or judgments against Arthur Andersen.

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

      Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	adverse geopolitical, political and economic developments in our existing markets;

•	the effect of changes in laws and regulations;

•	the response of our competitors to adverse cyclical conditions; and

•	dealer inventory management.

      In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices;

•	government agricultural policies and subsidies;

•	animal diseases and crop pests;

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts, and levels of industrial production;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the above-mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	general economic and capital market conditions; and

•	used equipment prices.

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

Changes in European agricultural policy could adversely affect industry sales of agricultural equipment.

      Government subsidies are a key income driver for farmers raising certain commodity crops. The Common Agricultural Policy (“CAP”) of the European Union was last revised in 2000 and typically is revised approximately every seven years, depending on the timing of changes to U.S. farm policy and negotiations conducted by the World Trade Organization (“WTO”). The CAP revision of 2000 brought no dramatic lowering of subsidies but shifted emphasis towards production of higher quality, value-added crops and support for rural development and rural quality of life. In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP, in particular by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion per year — would not be reduced below previously projected levels.

However, the way in which the money is distributed would be altered. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. We do not expect any change in the CAP for 2004. The revisions to the Common Agricultural Policy delegates to individual states of the EU15 more control over the structure and level of agricultural subsidy payments. The EU15 countries may individually decide to defer implementation from 2005 to 2007, may fully or partially decouple payments from production and may divert a proportion of funds to rural development. Given the disparate structure and production of farm holdings in Europe, the impact of this CAP reform will only become clear as individual governments determine in detail how and when they will implement changes.

      Transition plans for the ten countries joining the EU in 2004 are in place and are not affected by this reform. However, there can be no assurances that the reforms will successfully curb the overproduction and dumping of crop surpluses by European nations or that the implementation of the reforms will not cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. With the uncertainty created by these changes, farmers could delay purchasing agricultural equipment, causing a further decline in industry unit volumes.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.

      The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO/VALTRA; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA/Renault, ARGO Group and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

      The construction equipment industry is highly competitive, worldwide. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

      In 2002, we terminated our European alliance with Hitachi Construction Machinery, Ltd. (“Hitachi”) and finalized our global alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”). Our alliance with Kobelco Japan has led to an increase in competition with Hitachi. We have entered into various alliances with other entities. We enter into these alliances to reinforce our international competitiveness. While we expect our alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses which in turn could adversely affect our results of operations and financial conditions.

      Banks, finance companies and other financial institutions compete with our Financial Services operations. We may be unable to compete successfully in our Financial Services operations with larger companies that have substantially greater resources or that offer more services than we do.

      Competitive pricing pressures, overcapacity, failure to develop new product designs and technologies for our products, as well as other factors could cause us to lose existing business or opportunities to generate new business and could result in decreased profitability. These factors could have a material adverse effect on our business, financial condition and results of operations.

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

      In North America, prior to the early 1990s, under 40 horsepower tractors were principally used for farming applications. However, beginning in the early 1990s a new non-farm customer began to emerge in the market for the under 40-horsepower tractors. These new customers included homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part-time farmers and industrial plants. Market demand for under 40 horsepower tractors has continued to increase dramatically, from about 29,000 units in 1992 to over 130,000 units in 2003. These same customers have started to demand higher horsepower tractors in the 40- to under 100-horsepower segment, in which industry volumes in North America also have tended to increase since 1992. Market demand in this segment increased until 1998 then declined slightly in 1999. Since 1999 demand has continued to increase through 2003. For higher horsepower tractors and combines, which generally have the highest margins, market demand peaked in 1997. Demand dropped sharply in 1998 and 1999 with a further slight decline in 2000. Demand increased slightly in 2001 but declined in 2002 and was essentially stable in 2003.

      In Western Europe, industry unit sales of tractors last hit a low in 1993 and then increased steadily through the mid-1990’s, peaking in 1999. Since 1999 industry sales of tractors generally have been declining except for a slight up-tick in 2002. Industry unit sales in 2003 were approximately 13% below the 1999 peak. Industry unit sales of combines peaked in 1998 from the last trough in 1994. From 1998 to 2001 industry unit sales of combines dropped about 40%, recovering slightly in 2002, but declining again in 2003.

      In Latin America tractor industry volumes increased from 1996 thru 2002, but declined in 2003. Combine industry unit volumes also have increased since 1995 and volumes in 2003 were the highest in at least the last ten years. In markets in the rest of the world tractor volumes peaked in 2000, declined sharply in 2001, but have recovered in 2002 and again in 2003. Combine volumes peaked in 1997, declined in 1998 and remained low through 2000, recovering in 2001 and 2002 but declined again in 2003.

      In total, worldwide demand for agricultural tractors hit a low in 1992 and has been on an increasing trend since. Volumes reached a peak in 2000 but declined in 2001. Volumes increased in 2002 and again in 2003, reaching levels higher than in 2000. Combine industry volumes reached a low point in 1991, increasing to a high in 1998 and then dropping in 1999. Since 1999 worldwide combine industry volumes have remained relatively flat, in total.

      In response to the lower market levels of higher horsepower tractors and combines particularly in North America and Western Europe, many companies, including us, have undertaken restructuring programs to reduce capacity. We cannot assure you that industry sales of higher horsepower tractors and combines in North America and Western Europe will not continue to experience declines or that unit sales of the higher horsepower tractors and combines will ever return to levels experienced in the 1998 – 1999 period.

      The construction equipment business in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment peaked in 1998 and sales of light equipment peaked in 2000. Industry sales of both product segments have been in general decline since the peaks, although sales of both heavy and light equipment increased in 2003 compared with 2002. In Western Europe industry sales of both heavy and light equipment increased from the trough of 1993 until peaking in 2000. Industry sales have declined since, except for industry sales of heavy equipment which improved slightly in 2003. The construction equipment markets in Latin America are very small compared with those in North America and Western Europe. Rest of world markets, and in particular the Asia-Pacific Rim markets are similar in size to the

Western European or North American markets but CNH does not have a significant direct presence in those markets. As with the agricultural equipment industry, we cannot assure you that the North American and Western European construction equipment industry will return to their peak demand levels of 1998 or 2000.

      In 2002, we recorded a one-time, non-cash charge of approximately $325 million to reduce the carrying value of goodwill attributed to our Construction Equipment reporting unit. This charge primarily reflected the decline in the construction equipment market that we and our competitors experienced from the time of the merger through 2001. With the improvement in the construction equipment market in 2002 and 2003, no additional impairment has occurred. We cannot assure you that further decreases in demand will not result in additional impairment charges by our various reporting units in the future.

      A decrease in industry-wide demand for agricultural and construction equipment or a lack of recovery in the number of unit sales could result in lower sales of our equipment and hinder our ability to operate profitably.

      We have a significant deferred tax asset recorded as a result of U.S. Federal tax loss carryforwards, which we believe it is more likely than not that we will utilize. This determination was based, in part, on the expectation of sufficient future U.S. taxable income prior to the years in which the carryforwards expire. A further decrease in demand, a lack of recovery in unit sales or other factors could affect the operating results of our various reporting units. This could result in us determining that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized. This would adversely affect our results of operations and financial position.

An oversupply of used and rental equipment may adversely affect our sales and results of operations.

      In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, there has been consolidation of some commercial rental agencies into nationwide rental conglomerates, some of which have experienced financial distress and sought bankruptcy protection. These larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, particularly in light construction equipment.

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

      Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread the production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, company and dealer inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period, and decline to the end of the year as both company and dealers’ inventories are reduced.

      As economic, geopolitical, weather and other conditions may change during the year and as actual industry demand might differ from expectations, we cannot assure you that sudden or significant declines in industry demand would not adversely affect our working capital and debt levels, financial position or results of operations.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business, financial position and results of operations.

      Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emissions levels of our manufacturing facilities and the emissions levels of our manufactured equipment. In addition, we are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Our management estimates and maintains a reserve for potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities and establishes reserves to address these potential liabilities. Although we believe our reserves are adequate based on existing information, we cannot guarantee that our ultimate liability will not exceed our reserves. We expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws and regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition.

      As of December 31, 2003, we have an aggregate of $7.0 billion of outstanding total consolidated indebtedness, and our shareholders’ equity was $4.9 billion. In addition, we are heavily dependent on ABS transactions, both term and asset backed commercial paper transactions, to fund our Financial Services activities in North America and Australia.

      Our level of debt could have important consequences to our investors, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we will need to use a substantial portion of our projected future cash flow from operations to pay principal and interest on our debt, which will reduce the amount of funds available to us for other purposes;

•	we may be more highly leveraged than some of our primary competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business; and

•	we may not be able to access the ABS markets on as favorable terms, which may adversely affect our ability to fund our Financial Services business and have an unfavorable impact on our results of operations.

Servicing our debt obligations requires a significant amount of cash, and our ability to generate cash depends on many factors that may be beyond our control.

      Our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors largely depends on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail anticipated operating improvements. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. Our business may not generate sufficient cash flow to satisfy our debt service obligations, and we may not be able to obtain funding sufficient to do so. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect our business.

Restrictive covenants in our debt instruments could limit our financial and operating flexibility and subject us to other risks.

      The indenture governing our 9 1/4% Senior Notes, include certain covenants that restrict the ability of us and our subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	restrict dividend or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions;

•	enter into sale and leaseback transactions; and

•	sell certain assets or merge with or into other companies.

      In addition, certain of the agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or debt that is structurally senior debt to the 9 1/4% Senior Notes. The agreements governing our other indebtedness include certain covenants that restrict, among other things:

•	sales and leaseback of assets above certain levels of tangible assets;

•	the creation of certain liens; and

•	consolidations, mergers and transfers of all or substantially all of our assets.

      These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. As of December 31, 2003, we are in compliance with the covenants and restrictions contained in our debt agreements. However, our ability to continue to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, all of the amounts outstanding thereunder, together with accrued interest, could become immediately due and payable. In addition, these restrictions may limit our ability to take full advantage of the treasury and debt financing arrangements that Fiat has committed to provide to CNH for so long as it controls CNH and, in any event, at least until December 31, 2004.

Credit downgrades of us and Fiat have affected our ability to borrow funds and may continue to do so.

      Our ability to borrow funds and our cost of funding depend on our and Fiat’s credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.

      Beginning in the fourth quarter of 2000, Case, Case Credit Corporation and New Holland Credit Company suffered a series of credit rating downgrades, which resulted in all three companies being rated below investment grade. The immediate impact of these ratings downgrades was to preclude us from accessing the commercial paper market through the New Holland Credit Company, Case Credit Corporation and Case programs. On a longer term basis, as we have renewed a number of borrowing facilities since these ratings downgrades, we have found that the terms offered to us have been adversely impacted.

      On June 26, 2003, Fiat announced the Industrial and Financial Plan to Relaunch the Fiat Group (the “Fiat Relaunch Plan”). Following this announcement, Standard & Poor’s announced that it was placing the BB corporate credit ratings of CNH and Case, as well as Fiat’s BB+ corporate credit rating, on credit watch with negative implications.

      On July 7, 2003, Moody’s downgraded Fiat’s long-term senior unsecured debt ratings to Ba3 from Ba1, with a negative outlook. At the same time, Moody’s assigned Fiat a Ba3 senior implied rating, also with a negative outlook. Also on July 7, 2003, Moody’s lowered the senior debt ratings of Case and Case Credit Corporation to Ba3 from Ba2, with a negative outlook. On July 8, 2003, Fitch Ratings downgraded Fiat’s senior unsecured debt rating to BB from BB+, with a negative outlook.

      On July 11, 2003, Standard & Poor’s lowered its corporate credit ratings on CNH and related entities to BB- from BB, with a stable outlook, and removed them from credit watch. Also on July 11, 2003, Standard & Poor’s lowered Fiat’s long-term corporate credit rating to BB- from BB+, with a stable outlook, and removed it from credit watch.

      In February 2004, Moody’s reaffirmed their Ba3 rating of Fiat’s long-term unsecured debt, with a negative outlook.

      We cannot assure you that the rating agencies will not further downgrade our or Fiat’s credit ratings. These downgrades have already affected our ability to borrow funds, and further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates and therefore could put us at a competitive disadvantage.

We are exposed to Fiat credit risk due to our participation in the Fiat Group’s cash management system.

      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day to a central pooling account. Our positive cash balances, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash balances are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pool or may benefit from guarantees of payment by certain Fiat Group members. As a result, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such funds. We cannot assure you that in the future the operation of this cash management system may not adversely impact our ability to recover our funds to the extent one or more of the above-described events were to occur.

The performance of our Financial Services business is dependent on access to funding at competitive rates.

      Access to funding at competitive rates is key to the growth of our Financial Services business and expansion of our financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect our Financial Services business’ ability to continue to offer attractive financing to its dealers and end-user customers. In particular, the levels of asset collateralization and fees that we pay in connection with these programs are subject to increase as a result of further ratings downgrades and may have a material impact on our Financial Services results of operations and financial position. On a global level, we will continue to evaluate alternatives to ensure that our Financial Services business continues to have access to capital on favorable terms in support of our business, including, without limitation, through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing.

      In the event that we were to consummate any of the above-described alternatives relating to our Financial Services business, it is likely that there would be a material impact on our Financial Services results of operations, financial position, liquidity and capital resources.

Risks Related to Our Relationship with Fiat

Fiat owns a significant majority of our capital stock and controls the outcome of any shareholder vote, and its interests may conflict with those of the other holders of our debt and equity securities.

      Fiat owns, indirectly through Fiat Netherlands, approximately 84% of our outstanding common shares as of December 31, 2003. Additionally, Fiat and an affiliate of Fiat own a total of 8 million shares of Series A Preferred Stock. In total, Fiat voting power approximates 85% of our outstanding capital stock. If the Series A Preferred Stock were converted to common stock as of December 31, 2003, Fiat’s ownership of our common stock would rise to approximately 91%. For at least as long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

•	mergers or other business combinations;

•	the acquisition or disposition of assets;

•	the incurrence of indebtedness; and

•	the payment of dividends on our shares.

      Circumstances may occur in which the interests of Fiat could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat may pursue certain transactions that in its view will enhance its equity investment, even though such transactions may not be in the interest of our other debt and equity security holders.

Fiat’s ownership of our capital stock may create conflicts of interest between Fiat and CNH.

      We rely on Fiat to provide us with financial support, and we purchase goods and services from Fiat. Fiat owns a substantial majority of our capital stock and is able to direct the election of all of the members of our board of directors. The New York Stock Exchange listed company guidelines require that we maintain a minimum of two independent directors on our board of directors. We currently have six independent directors. Nevertheless, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

In the event that Fiat is unable to continue to finance our operations or provide us with financial products and services, our costs could increase, which would adversely affect our financial position and results of operations.

      We currently rely on Fiat to provide either guarantees or funding in connection with some of our external financing needs, including certain short-term credit facilities. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. We also rely on Fiat to provide us with some other financial products to hedge our foreign exchange and interest rate risk, cash management services and other accounting and administrative services. The terms of any alternative sources of these products or services may not be as favorable as those provided or facilitated by Fiat.

Item 4.	Information on the Company

A. History and Development of the Company.

      CNH Global N.V. is a corporation organized under the laws of the Kingdom of The Netherlands, with a registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +(31)-20-46-0429). It was incorporated on August 30, 1996. CNH’s agent for purposes of service of process in the United States is Mr. Roberto Miotto, 100 South Saunders Road, Lake Forest, Illinois 60045 (telephone number: +(1)-847-955-3910).

      We combine the operations of New Holland and Case as a result of their business merger on November 12, 1999. Effective with the closing of the merger, New Holland changed its name to CNH. As used in this report, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

B. Business Overview.

General

      We believe that we are one of the largest manufacturers of agricultural equipment in the world based on units sold, one of the largest manufacturers of construction equipment based on units sold and have one of the industry’s largest equipment finance operations. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services.

      We market our products globally through our two highly recognized brand families, Case and New Holland. The Case agricultural brand family includes the Case IH and Steyr brand names, while the Case construction equipment brand family is represented by the Case brand name. The New Holland agricultural brand family is represented by the New Holland name, and the New Holland construction equipment brand family includes the New Holland Construction, Fiat Kobelco, FiatAllis, Kobelco and O&K brand names. We manufacture our products in 45 facilities throughout the world and distribute our products in approximately 160 countries through an extensive network of over 12,000 dealers and distributors.

      We are the only global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both businesses. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

      In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have leading positions in backhoe loaders, and in skid steer loaders in North American and a leading position in crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2003, our sales of agricultural equipment represented approximately 67% of our net revenues, sales of construction equipment represented approximately 27% of our net revenues and Financial Services represented approximately 6% of our net revenues.

      We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2003, approximately 41% of our net sales of agricultural equipment were generated from sales in North America, approximately 35% in Western Europe, approximately 8% in Latin America and approximately 16% in the Rest of World. For the same period, approximately 44% of our net sales of construction equipment were generated in North America, approximately 41% in Western Europe, approximately 5% in Latin America and approximately 10% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, Australia, China, India and Uzbekistan.

      In North America, we offer a range of Financial Services products, including, among others, retail financing for the purchase or lease of new and used CNH and other equipment manufacturers’ products. To facilitate the sale of our products, we offer wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). We believe that these activities are a core component of our business. As of December 31, 2003, our total managed receivables were approximately $12 billion.

Recent Developments

      Our Board of Directors recommended a dividend of $0.25 per common share on March 19, 2004. The dividend will be payable on May 25, 2004 to shareholders of record at the close of business on May 18, 2004. Declaration of the dividend is subject to approval at our Annual General Meeting, which will be held on April 26, 2004.

Industry Overview

Agricultural Equipment

      The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are impacted by the volume of acreage planted, commodity and/or livestock prices, crop yields, farm operating expenses, including fuel and fertilizer costs, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed, and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies affect the market for our agricultural equipment by regulating the levels of acreage planted and with direct subsidies affecting specific commodity prices.

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

      Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as the most geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to supply customers in each of these significant markets in accordance with their specific equipment requirements.

      Government subsidies are a key income driver for farmers raising certain commodities in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends on the U.S. Farm Bill (typically revised every five years), the Common Agricultural Policy of the European Union (typically revised every seven years) and WTO negotiations. On May 13, 2002, President Bush signed into law the Farm Security and Rural Investment Act of 2002. This law increases subsidies to the U.S. farming industry by $31 billion over six years. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region.

      The Common Agricultural Policy of the European Union was last revised in 2000 and typically is revised about every seven years, depending on the timing of changes to U.S. farm policy and negotiations conducted by the WTO. The CAP revision of 2000 brought no dramatic lowering of subsidies but shifted emphasis towards production of higher quality, value added crops and support for rural development and rural quality of life. In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP, in particular by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. There will be no change in the CAP for 2004. The new program will be introduced in 2005 and will be gradually phased in over two years. The current available information on the EU reforms is general in nature, and it will take time for the European Commission and national governments to determine and enact the precise changes to the CAP program. However, there can be no assurances that the reforms will successfully curb the overproduction and dumping of crop surpluses by European nations or that the implementation of the reforms will not cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. Also, it is unclear how this new program will apply to the ten new member countries joining the EU in 2004. With the uncertainty created by these changes and the continuing negotiations of the Doha round of the WTO talks, farmers could delay purchasing agricultural equipment, causing a further decline in industry unit volumes.

      The following graph sets forth retail unit sales in North America and Western Europe of certain agricultural equipment during the periods indicated:

[AGRICULTURAL EQUIPMENT SHIPMENTS GRAPH]

		North America
	North America	Over 40 HP	Western Europe	North America	Western Europe
	Tractors	Tractor	Tractors	Combines	Combines

1991	106426	67845	175366	11227	10864
1992	99029	62704	154553	10469	8647
1993	110517	69992	142976	11388	6737
1994	119228	73423	154389	11097	6638
1995	121014	75334	163780	11277	7117
1996	128856	78357	180793	11966	9081
1997	144616	89046	178885	12965	10246
1998	150594	88121	180949	12441	11399
1999	153629	76061	185562	6584	9433
2000	165359	78313	173479	6909	7454
2001	181663	85679	161547	7585	6579
2002	183292	81384	169543	6044	7477
2003	219271	88342	161197	5887	6966

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on equipment registrations in each country.

     Major trends in the North American and Western European agricultural industries include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms and units of equipment sold. The agricultural equipment industry, in most markets, began to experience an increase in demand in the early 1990’s as a result of both higher commodity prices from an increased demand for food and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs. This trend was maintained through 1997, but in North America the market started to decline in 1998 as a result of unfavorable economic conditions in certain parts of the world, lower commodity prices and reduced aid to developing countries. Worldwide industry unit demand for over-40 horsepower tractors peaked in 1999, as global prices for agricultural commodities continued to decline. However, demand for combines in Western Europe and North America declined significantly. In 2000, total worldwide demand continued to increase based on the strength of the demand for the under-40 horsepower tractors, but demand for over-40 horsepower tractors started to decline and combine sales also declined. Since 2000 worldwide market demand for tractors has continued to increase, on the strength of the under-40 horsepower tractor demand. Market demand for higher horsepower tractors and combines has remained below 2000 levels although demand for tractors did improve somewhat in 2003.

      In North America, and to a lesser extent in certain other regions, there has been significant growth in the under 40-horsepower tractor industry. In 2003, approximately 145,200 under 40-horsepower tractors were sold worldwide, compared to approximately 116,500 in 2002, 93,900 sold in 1999 and 36,300 sold in 1992. The growth in this segment has been due primarily to the generally favorable economic conditions in North America, which accounted for 130,900 of the under-40 horsepower tractors sold in 2003.

      In North America, prior to the early 1990s, under-40 horsepower tractors were principally used for farming applications. However, beginning in the early 1990s a new non-farm customer began to emerge in the market for the under 40-horsepower tractors. These new customers included homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part-time farmers and industrial plants. Market demand for under-40 horsepower tractors has continued to increase dramatically, from about 29,000 units in 1992 to over 130,000 units in 2003. These same customers have started to demand higher horsepower tractors in the 40- to under 100-horsepower segment, in which industry volumes in North America also have tended to increase since 1992. Market demand in this segment increased until 1998 then declined slightly in 1999. Since 1999 demand has continued to increase through 2003. For higher horsepower tractors and combines, which generally have the highest margins, market demand peaked in 1997. Demand dropped sharply in 1998 and 1999 with a further slight decline in 2000. Demand increased slightly in 2001 but declined in 2002 and was essentially stable in 2003. Purchasers of these products also use a large number of attachments such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products.

      In Western Europe, industry unit sales of tractors last reached their low point in 1993 and then increased steadily through the mid-1990’s, peaking in 1999. Since 1999 industry sales of tractors generally have been declining except for a slight up-tick in 2002. Industry unit sales in 2003 were approximately 13% below the 1999 peak. Industry unit sales of combines peaked in 1998 from the last trough in 1994. From 1998 to 2001 industry unit sales of combines dropped about 40%, recovering slightly in 2002, but declining again in 2003.

      In Latin America tractor industry volumes increased from 1996 thru 2002, but declined in 2003. Combine industry unit volumes also have increased since 1995 and volumes in 2003 were the highest in at least the last ten years. In markets in the rest of the world tractor volumes peaked in 2000, declined sharply in 2001, but have recovered in 2002 and again in 2003. Combine volumes peaked in 1997, declined in 1998 and remained low through 2000, recovering in 2001 and 2002 but declined again in 2003.

      In total, worldwide demand for agricultural tractors hit bottom in 1992 and have been on an increasing trend since. Volumes reached a peak in 2000 but declined in 2001. Volumes increased in 2002 and again in 2003, reaching levels higher than in 2000. Combine industry volumes reached their low point in 1991, increasing to a high in 1998 and then dropping in 1999. Since 1999 worldwide combine industry volumes have remained relatively flat, in total.

Construction Equipment

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

      The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. However, the recent financial difficulties and restructuring of national rental companies in North America have adversely influenced demand despite relatively strong levels of housing starts. In areas where the cost of labor is inexpensive relative to other inputs such as Africa, China and Latin America, the light construction equipment market segment is virtually non-existent. These areas represent potential growth areas for light equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment.

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

      The equipment rental business is a significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of the local tax codes, the rental market started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light equipment products as well as many types of heavy equipment has become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, which allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer term rentals also benefit from favorable tax treatment. The rapid consolidation of local and regional rental companies in North America into national and large regional companies combined with the economic and financial market declines created financial pressures on these market participants. They have, in turn, substantially reduced their new equipment purchases, despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity in the market may tend to reduce the correlation of industry unit demand for new equipment with the basic economic industry drivers. On the other hand, increased rental market activity could lead to more pronounced demand cyclicality in the industry, as rental companies rush to adjust the size of their fleets as demand or rental rates change. In North America, captive rental fleets appeared to be increasing their fleets during the second half of 2003.

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

      In general, most construction equipment sold in mature markets such as North America and Europe replaces older equipment. In contrast, demand in less mature markets includes replacements as well as net increases in equipment demand for new products. In these markets, equipment demand also is partially covered by used equipment sourced from the more developed and mature markets including: used heavy construction equipment from North America in the Latin American markets; both heavy and light used equipment from Western Europe in Central and Eastern European, North African and Middle Eastern markets; both heavy and light used equipment from Japan in other Southeast Asian markets; and excavators from the Japanese market in almost every other market in the world. These flows of used equipment are highly influenced by exchange rates and the weight and dimensions of the sourced equipment, which limit the market for large equipment due to road regulations and job site constraints.

      The following graph sets forth heavy and light construction equipment retail unit sales in North America and Western Europe during the periods indicated:

[CONSTRUCTION EQUIPMENT INDUSTRY SHIPMENT GRAPH]

	North America Light	Western Europe Light	North America Heavy	Western Europe Heavy
	CE	CE	CE	CE

1991	46234	57684	29116	26992
1992	45524	57684	25425	26992
1993	56485	51543	31312	20903
1994	68732	58846	39114	26411
1995	76244	65621	43783	29957
1996	84947	65418	44218	23943
1997	97314	70781	50570	26367
1998	110375	74640	56516	33256
1999	117935	89791	54330	36912
2000	123007	99256	49415	41746
2001	107037	93706	44267	38012
2002	94275	87978	41605	33668
2003	101587	86001	46554	36025

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on shipment data in each country.

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

      Recent low levels of public spending on new infrastructure, particularly in North America and Western Europe, have limited recent growth in the heavy equipment segments of the market and consequently, the market for light equipment has grown as a percentage of total construction equipment sales.

      The construction equipment business in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment peaked in 1998 and sales of light equipment peaked in 2000. Industry sales of both product segments have been in general decline since the peaks, although sales of both heavy and light equipment increased in 2003 compared with 2002. In Western Europe industry sales of both heavy and light equipment increased from the trough of 1993 until peaking in 2000. Industry sales have declined since, except for industry sales of heavy equipment which improved slightly in 2003. The construction equipment markets in Latin America are very small compared with those in North America and Western Europe. Rest of world markets, and in particular the Asia-Pacific Rim markets are similar in size to the Western European or North American markets but CNH does not have a significant direct presence in those markets.

Our Competitive Strengths

      We believe that we have a number of competitive strengths that enable us to focus on markets and products with growth potential while attempting to maintain and improve our position in the markets in which we are already established. We believe our competitive strengths include:

      Well-Recognized Brands. We market our products globally through our two highly recognized brand families, Case and New Holland. The Case agricultural brand family includes the Case IH and Steyr brand names, while the Case construction equipment brand family is represented by the Case brand name. The New Holland agricultural brand family is represented by the New Holland name, and the New Holland construction equipment brand family includes the New Holland Construction, Fiat Kobelco, FiatAllis, Kobelco and O&K brand names. All of our brands have strong histories of quality and superior performance. We will continue to leverage these strengths in the future.

      Full Range of Competitive Products. In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors, combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are the world leader in backhoe loaders, second in the world in skid steer loaders and the market leader in Western Europe in crawler excavators. In addition, we provide a complete range of replacement parts and services to support both our agricultural and construction equipment offerings.

      Global Presence and Distribution Network. We manufacture our products in 45 facilities throughout the world and distribute our products in approximately 160 countries through an extensive network of over 12,000 dealers and distributors. We are the only global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both businesses. Our global scope and scale include integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

      Strong Financial Services Capabilities. In North America, we offer a range of Financial Services products, including, among others, retail financing for the purchase or lease of new and used CNH and other equipment manufacturers’ products sold by our dealers. To further facilitate the sale of our products, we also offer wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. The principal objective of our retail financing operations is to facilitate the sale of our equipment and provide competitive alternatives to financing available from third parties. We offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BPLG.

      Support of the Fiat Group. Our operations have the strong support of the Fiat Group, one of the largest industrial groups in the world with major operations in auto and truck making, automotive components and other non-automotive sectors. Fiat’s management has stated that it considers the global production and sale of agricultural and construction equipment to be a primary focus of the Fiat Group and a significant component of Fiat’s global strategy. Fiat’s truck-making subsidiary, IVECO, is a partner with CNH and Cummins in a joint venture that designs and produces the next generation of diesel engines to meet evolving emission requirements. Shared services provided by Fiat, such as purchasing, accounting, information technology, treasury and cash management, lower our administrative costs by leveraging Fiat’s economies of scale. Cash pooling leverages Fiat and Fiat Group financial resources while minimizing banking and transaction costs and reducing cross-border financing costs and potential penalties, such as withholding taxes. As of December 31, 2003, Fiat provided us with approximately $2.4 billion in debt, which is an important source of liquidity for our operations. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us and in any event until December 31, 2004. While no extension of this agreement was formalized as of December 31, 2003 or as of the date of this report, we believe that it is not the current intention of Fiat to withdraw its support of CNH. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes.

CNH Business Strategy

      As a global full-line competitor in both the agricultural and construction equipment markets, we plan to grow our business through market expansion and increasing our product offerings. We expect that our commitment to cost controls and more efficient use of resources will create value for our shareholders through improved profitability and an enhanced financial position. We believe that our focus on further improving our products, distribution and services will lead to increased customer satisfaction and loyalty, promoting future financial stability and improved returns.

      Our strategic objectives are to:

•	generate cash through improved earnings, reduced working capital and improved asset utilization, and use that cash to reduce our debt and strengthen our consolidated balance sheet;

•	deliver profitability throughout the cycle and achieve higher margins than either Case or New Holland earned prior to the merger by realizing profit improvements, continuing sales growth and increasing customer satisfaction; and

•	continue to position CNH to take advantage of future opportunities for product and market expansion, both in the short to medium-term in areas such as Latin America and Eastern Europe and through our global alliance with Kobelco Japan and, in the longer term, in areas such as China and India.

      The following are the key elements of our strategy:

Dual Brand Families

      We capitalize on our world-class brand names, Case, Case IH, New Holland, New Holland Construction, Steyr, Fiat Kobelco, FiatAllis, Kobelco and O&K, which represent our dual brand families, Case and New Holland.

      The Case and New Holland distribution networks optimize our position in all principal existing markets, and we enhance growth opportunities by entering new market segments, filling out the product lines offered within each brand family. We believe this strategy will maintain a high level of dealer and customer loyalty, enhance our global market position and leverage the combined product portfolio and geographic strength to create cross-selling opportunities among brands.

      A key element of this strategy is to strengthen our dealer networks, moving towards dealers that are more focused on particular brands. We believe that more focused dealers tend to be more dedicated to enhancing their brand’s market position and building their own customer service capabilities in order to increase customer loyalty and earn a larger share of their customers’ equipment and service expenditures.

Develop Common Components/ Platforms for New Products

      We have developed and are continuing to develop global product lines to support our dual brand families. By using common design elements and sharing capital-intensive components, we are reducing the total number of tractor, combine and construction equipment platforms while maintaining strong brand identities based on precision of handling, productivity, operation controllability, product serviceability, color and styling. Agricultural Equipment platforms are being reduced from 66 to 35 and Construction Equipment platforms are being reduced from 77 to 39 without reducing the number of final product lines. We intend to use a smaller number of global product platforms with differentiated product features for our different brands. This should permit us to lower product development and manufacturing costs and complexity and increase production efficiencies, while reducing inventories, order-to-delivery cycle times and invested capital requirements.

      For the year ended December 31, 2003, approximately 64% of our revenues from the sale of agricultural equipment products and 66% of our revenues from the sale of construction equipment products were derived from new products developed with common components since the merger. By 2005, we anticipate that substantially all of our product revenue, excluding parts, will be from products introduced since the merger. To retain existing customers and attract new customers, we plan to continue to invest in product development to strengthen and broaden our product lines. We plan to:

•	introduce products with leading-edge technology, such as the new Axial-Flow combines and new lines of backhoe loaders and skid steer loaders;

•	tailor product offerings for entering new geographic markets and customer segments;

•	continue emphasis on improved quality, reliability and product simplification; and

•	pursue complementary product lines through strategic partnerships, joint ventures and acquisitions.

Profit Improvement Initiatives

      CNH combined the operations of New Holland and Case as a result of their merger on November 12, 1999. At the time of the merger, we formulated a plan to integrate the operations of the Case and New Holland businesses. The plan was based on maintaining the dual distribution networks of Case and New Holland to optimize worldwide market share of the combined company. In order to remain cost competitive while maintaining the two brands, management developed a plan to use common platforms and major product components while developing differentiated products that could satisfy the requirements of the different distribution networks. Use of common components and platforms would allow for a reduction in product platforms, consolidation of suppliers and a consolidation and rationalization of manufacturing facilities and the parts depots that serve both the manufacturing operations and the networks. In addition, management planned to integrate systems and processes allowing for significant reductions in overhead costs.

      In 2002 and again in 2003, we expanded on and extended our original goals. Through year-end 2002, our cumulative merger-related profit improvements totaled approximately $600 million as compared to the base levels of revenues and costs incurred in the combined equipment operations of New Holland and Case for the full year 1999. These improvements resulted from selling, general and administrative (“SG&A”) savings ($244 million), purchasing savings ($182 Million), manufacturing rationalization savings ($81 million), and the contributions from cross-selling existing products ($40 million) and margin improvements from new products ($52 million).

      We believe that the continuation of these actions through 2006 will result in additional savings of approximately $650 million. Margin improvements from our new products, further SG&A reductions, research and development efficiencies and further manufacturing and depot system efficiencies will comprise the majority of the savings. These actions represent improvements as compared with the base levels of revenues and costs incurred by CNH for the full year 2002. This estimate is not based on any assumption of an appreciable increase in industry volumes from 2002 levels. In the year ended December 31, 2003, we achieved $225 million of the $650 million of additional profit improvements expected by 2006.

      Our consolidated worldwide employment level has declined from approximately 36,000 at the time of the merger in late 1999 to approximately 26,800 at December 31, 2003. This decline of over 26% was achieved despite the addition of employees from acquisitions occurring subsequent to the merger.

      Restructure Manufacturing Process — By consolidating and rationalizing our manufacturing activities, we are reducing excess capacity and firmly focusing each facility, creating a lean, flexible manufacturing system. In addition to downsizing certain of our facilities, we continue to reduce our number of plants, both through required and voluntary divestitures or closures, from 60 at the time of the merger to 39 by the end of 2004, excluding new acquisitions. At December 31, 2003, excluding two new plants obtained via acquisitions, we had 43 plants. In the process, we are redistributing production of various products among the remaining plants to firmly focus each facility on either the production of components or the assembly of one product category across brand families. We are concentrating on certain key technologies or competencies while outsourcing other non-core activities.

      During 2003, we recorded $271 million in restructuring costs for the CNH Merger Integration Plan, including $268 million in Equipment Operations and $3 million in Financial Services. These restructuring costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities. See Note 13, “Restructuring” to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

      Manufacturing Capacity — We have sought a balance between high capacity utilization and responsiveness to growth opportunities. We have sized our manufacturing capacity to a flat market demand while introducing modularization of both product and process design to add flexibility to the manufacturing process. Our lean manufacturing techniques also improve flexibility by reducing exposure to rapidly changing market demands. We also manage the business cycle by establishing flexible work rules and setting staffing levels that are supported by temporary employees. Manufacturing capacity utilization is projected to increase from approximately 62% utilization at the end of 2003 to approximately 73% utilization by the end of 2006.

      Global Outsourcing — Our global outsourcing improves efficiency and competitiveness in several ways. The benefits of outsourcing include: allowing our investments to focus on core competency operations; leveraging the expertise of our supply base; simplifying manufacturing complexity; reducing exposure to business cycles; and mitigating capital expenditures due to new technology or changes in regulation. Our use of global outsourcing also extends to non-core services such as information systems and maintenance.

      Focused Manufacturing Facilities — Our more focused manufacturing strategy will capitalize on facilities that are focused on manufacturing a single product, to the extent possible. We believe that this approach achieves economies of scale and improved quality.

      Presence Close to Market — We continue to utilize regional manufacturing locations that are strategically located close to our primary markets. This geographic proximity impacts all areas of the supply chain and enhances our responsiveness to changing market demands.

      Maintain/ Improve Quality — Throughout the manufacturing capacity rationalization process, our primary focus has been on maintaining and improving product quality by embedding key quality improvement activities into the process, such as global product development and current product management processes.

      Reduce Purchasing Costs — Our global sourcing strategy calls for a reduction in the number of our global suppliers and the use of common components on our product platforms to continue to reduce our purchasing costs. This will increase the volumes sourced from each supplier, permitting us to reduce our costs and allowing suppliers to realize economies of scale. We have initiated a plan to reduce the number of our suppliers from 6,000 at the time of the merger to 3,000 by the end of 2004. As of December 31, 2003, we have reduced the number of our suppliers to approximately 3,500.

      We have been able to achieve cost savings on materials in a number of ways. The merger has permitted us to benefit from the savings associated with higher volume materials purchases on a global basis. In addition, we have reevaluated our global supplier network and, in some cases, changed suppliers to enhance cost savings. Our manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some of our components. For purposes of this target, our management has classified all materials cost savings as part of our profit improvement initiatives. Materials cost savings were approximately $8.4 million in 2003.

      Consolidate Parts Distribution Network — We are reducing distribution complexity and costs by reducing the number of global parts depots from 45 to 24 and instituting a new global common parts system. As of December 31, 2003, we had reduced the number of parts depots to 43, excluding two depots added in the Kobelco Japan alliance and our Shanghai joint venture with China’s leading producer of agricultural tractors, Shanghai Tractor. Also, under our new global parts packaging system, some high volume common parts have been distinctly packaged for each brand or brand family while most other parts are beginning to utilize common CNH packaging. This is further reducing our costs of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.

      Integrate Systems and Processes to Create a Lean Structure — We have completed our plan to reduce SG&A costs to less than 8.5% of net sales of Equipment Operations two years ahead of schedule. This compares to 10.8% in the first year of operations after the merger, and has been achieved by eliminating duplicative functions and streamlining processes. In addition, with the completion of the majority of the new common platforms for our agricultural products, we will be able to achieve greater efficiencies in our research and development activities. Going forward, we intend to maintain our SG&A costs at approximately 2003 levels as a percentage of net sales. We realized profit improvements from SG&A reductions of approximately $95 million in 2003.

      Improved Margins from New Products — With the launch of our first all new products based on our common platform strategy, we anticipate realizing further profit improvements in the form of higher margins. In addition, our common product platforms have enabled us to offer through all of our dealer networks certain products previously available only through certain dealers. We estimate we have realized incremental profit margin contributions of approximately $78 million in 2003 from new products, the majority of which are on common platforms.

Expand Globally to New Markets

      We view geographic expansion as an additional opportunity for future growth and will consider the profitable expansion into markets characterized by rapidly increasing food, housing and infrastructure demand. On the construction equipment side, our commitment to growth is evidenced by the global alliance with Kobelco Japan. This alliance opened Japan and the other markets of the Asia-Pacific region to CNH-built heavy and light equipment. We have demonstrated our commitment to expansion in our agricultural business through our Shanghi New Holland Agricultural Machinery Corp. Ltd. (“Shanghi”) joint venture. See Note 3, “Acquisitions and Divestitures of Business and Investments” to the Consolidated Financial Statements.

Expand Support of Dealers and Customers Through Our Refocused Financial Services Operations

      Our Financial Services operations are focused on the core business of supporting agricultural and construction equipment sales to our base of equipment dealers and retail customers throughout the world. We have exited the commercial lending and retail financing activities outside our own dealer networks and reduced the scope of our operating lease business. These actions are expected to generate approximately $400 million in positive cash flow through asset runoff between 2004 and 2006. We are concentrating on maintaining and enhancing the quality of our core portfolio through a focus on fundamental underwriting, processing and monitoring capabilities, augmented by intensive follow-up and remarketing efforts in troubled situations. Our continued access to the U.S., Canadian and Australian ABS markets is evidence of the quality of our retail receivables portfolio, and we seek to broaden our access to other retail and wholesale ABS opportunities. We believe we are maintaining a conservative capital structure while continuing to pay dividends to Equipment Operations out of current Financial Services earnings. Finally, we are continually pursuing further systems and process efficiencies, striving to reduce our Financial Services SG&A costs to less than one percent of managed assets.

      We plan to expand our support to dealers and customers in as many areas of the world as is feasible using minimal amounts of invested capital. Partnerships similar to our arrangement entered into in 2002 with

BPLG, which broadened our product offerings throughout Europe and significantly reduced our current and future capital requirements, will continue to be evaluated in other regions.

      In total, we believe these actions should result in an improvement in the results of our Financial Services activities through 2006.

Restructuring

      Our management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. Our goal was to divest or close more than 30% of our manufacturing locations, including those required to be divested by the regulatory authorities, and integrate our manufacturing systems, reduce capacity and increase capacity utilization. In addition, we planned to close approximately 14 of our 45 parts depots while migrating to one global parts system and common parts packaging for parts that could be utilized by multiple brands or distribution networks. As of December 31, 2003, we have closed 17 plants and 11 parts depots. Through the consolidation of all functional areas, and including the Kobelco Japan alliance and our Shanghai joint venture, our employment levels are down from approximately 36,000 at the time of the merger to approximately 26,800 at December 31, 2003, a reduction of approximately 26%.

Competition

      The agricultural equipment industry is highly competitive, particularly in North America and Europe. We compete primarily with large global full-line suppliers, including Deere & Company and AGCO/ VALTRA; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA/Renault, ARGO Group and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

      The construction equipment industry is highly competitive, particularly in Western Europe, North America, Latin America and the Asia-Pacific region. We compete primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

      We believe that multiple factors influence a buyer’s choice of equipment. These factors include brand loyalty, product performance, availability of a full product range, the strength and quality of a company’s dealers, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.

      The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service, financial terms and interest rates charged.

Products and Markets

Agricultural Equipment

      Our primary product lines of agricultural equipment, sold under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, large numbers of Construction Equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Western Europe.

      In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH, Steyr (tractors only) and New Holland brands, and to produce equipment in the historical colors of each brand. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors will have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s identity.

      Tractors — Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH, New Holland and Steyr brands. Tractors represented approximately 48% of our sales of agricultural equipment in 2003.

      Combine Harvestors — Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which possesses advantages with respect to certain crops and conditions. Our recently launched CX conventional combine and CR rotary combine are the first of a new generation of modular combines designed so that either of the two different threshing systems can be installed in the same basic combine frame.

      Other Key Product Lines — Hay and forage equipment is used primarily to harvest and mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/ conditioners, hay tedders and rakes, round balers, square balers, and forage harvesters which may be either self-propelled or pulled by a tractor. We also produce and market a full line of seeding and planting equipment; tillage equipment; sprayers; grape harvesters; sugar cane harvesters; and cotton pickers.

      Parts Support — We offer a full line of parts for all of our various agricultural equipment product lines.

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

      Our new generation products, currently being developed and introduced, share common components to achieve economies of scale in research and development (“R&D”) and manufacturing. We differentiate these products based on the relative product value and volume in areas such as precision of handling, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy Construction Equipment

      Crawler Excavators — Crawler excavators are anthropomorphic machines on a 360-degree rotating crawler tread base equipped with one arm that can perform a wide variety of applications with extremely precise control by the operator. Excavators are classified by the weight of the machine and heavy crawler excavators weigh more than 12 metric tons. Excavators are versatile machines that can utilize a wide variety of attachments and are very efficient in terms of operating cost per ton of earth moved. Generally, the crawler excavator is the principal heavy construction equipment product that draws customers into dealerships. Upon purchasing a particular excavator, they tend to purchase additional heavy construction products of the same brand to simplify maintenance and service requirements. Crawler excavators are the most popular construction equipment machine in the Asia-Pacific market.

      Wheeled Excavators — Wheeled excavators are a specialty excavator product on a wheeled base rather than a crawler base, typically used in the Western European market. Wheeled excavators, like backhoes, are self-transporting, while crawler excavators must be transported by truck from location to location.

      Wheel Loaders — Wheel loaders are four wheel drive articulated machines equipped with a front loader bucket. The engine is located behind the driver for better operator visibility. Wheel loaders are classified by engine horsepower and we offer a broad product range from 80-horsepower to 450-horsepower. One of the more traditional earth moving machines, wheel loaders also are popular for non-construction applications such as bulk material handling, waste management and snow removal, contributing to a more stable level of industry demand for these products. We believe that we hold the number four position in the world wheel loader market.

      Other Key Product Lines — In addition, we offer a full range of heavy equipment product lines including wheeled excavators, graders for all applications, dozers, and both articulated and rigid dumpers.

      Parts Support — We offer a full line of parts for all of our various heavy construction equipment product lines.

Light Construction Equipment

      Backhoe Loaders — Backhoe loaders, based on a tractor shaped chassis, combine two of the most important operations of earth-moving equipment, loading and excavating. Our backhoe loaders range from the newest mini-backhoe loader designed for light maintenance and landscaping activities to the largest four wheel drive, four wheel steering machine, which combines the excavating capability of a mini-excavator with the loading capacity and maneuverability of a compact wheel loader. The backhoe loader is one of the most popular light equipment products in the North American market, with a fundamental role in construction applications where flexibility and mobility are required.

      Skid Steer Loaders — The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to over 3,100 pounds lifting capacity. We are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for over 75% of the world demand.

      Mini-Excavators — Mini-excavators include all excavators that weigh less than 12 tons. Mini-excavators are the most popular light equipment product in the Western European and Japanese markets. Our new global alliance partner, Kobelco Japan, is a world leader in mini-excavators and is the developer of the short radius technology, which allows the machine’s arm to turn 360 degrees within the space of its own tracks. This flexibility creates additional opportunities for machine usage in extremely tight working conditions.

      Other Key Products — In addition, we offer a full range of compact wheel loaders and telehandlers, which are four wheel drive, four wheel steering machines popular in Europe, equipped with a telescoping arm designed for lifting, digging and loading. Smaller telehandler machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Both can accommodate a wide range of attachments.

      Parts Support — We offer a full line of parts for all of our various light construction equipment product lines.

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

      In 2003, 64% of our revenues from the sale of agricultural equipment products and 66% of our revenues from the sale of construction equipment products were derived from new products developed with common components since the merger. In 2002, these percentages were 30% and 53%, respectively. The primary application of this strategy in 2003 was the new high horsepower all-purpose tractors, the Case IH MXU line and the New Holland TS-A line. These all-new tractor ranges are differentiated to appeal to their respective customer bases, but share significant common componentry.

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

      See “Item 5. Operating and Financial Review and Prospects, A. Operating Results” for information concerning the principal markets in which CNH competes, including the breakdown of total revenues by geographic market for each of the last three years.

Suppliers

      We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to price fluctuations in respect of the materials or commodities we purchase.

      We are currently rationalizing our supply chain to substantially reduce the number of our global suppliers from over 6,000 at the time of the merger to approximately 3,000. In implementing this program, we are building mutually beneficial partnerships with long-term suppliers based on increased volumes and shared product development activities. We believe that a reduction in the number of suppliers will result in more cost-effective arrangements, lower investment requirements, greater access to technological developments and lower per-unit costs. Although we are increasing our dependence on our remaining suppliers, most of the products that we purchase from our suppliers are available from other sources. As of December 31, 2003, we have reduced the number of our suppliers to approximately 3,500.

      In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer (“OEM”), allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2003, the total value of OEM purchases comprised less than 11% of our total purchases.

Distribution and Sales

      We possess one of the industry’s most extensive dealer networks. We sell and distribute our products through over 12,000 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

      Large construction equipment dealers often complete their product offering with products from more than one manufacturer due to historical relationships that have persisted through the consolidation of the industry.

      In connection with our program of promoting our unified brand names and identity, we generally seek to have our dealers sell a full line of our products (such as tractors, crop production and crop harvesting). Generally, we achieve greater market penetration where each of our dealers sells the full line of products from only one CNH brand. Although appointing dealers that sell more than one of our brands is not part of our business model, some joint dealers exist, either for historical reasons or in limited markets where it is not feasible to have separate dealers for each CNH brand. In some limited cases, dealerships are operated under common ownership with separate facilities for each of our brands.

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

      In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the dealer network. In other parts of the world, our products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize our marketing costs. Generally, each of our distributors has responsibility for an entire country.

      We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2003, we operated 28 company-owned dealerships, located in the United States, Canada, Germany, Austria and Spain. In the mature markets, we expect a decrease in the number of our dealers in the coming years, as the process of farm consolidation pressures dealers’ financial positions. In North America, we operate a dealer development program that allows approved dealer candidates to purchase dealerships from us over a fixed period of time, with payments being made from the dealer’s profits.

      A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. We possess one of the industry’s broadest dealer networks and are working to further enhance the network through the expansion of our lines of products and customer services, including enhanced Financial Services, and an increased focus on dealer support. To assist our dealers in building rewarding relationships with their customers, we have introduced focused customer satisfaction programs and seek to incorporate customer input into our product development and service delivery processes.

      As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is required to maintain the rental equipment and to insure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the second hand market. As a leader in light construction equipment and the most requested rental products, our product performance is key to maintaining our quality reputation, its attractiveness to the rental customer and its resale value on the used equipment markets. We have launched several programs to support our dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive activity and sensitive to variations in construction demand, we believe that any such activities should be expanded gradually, with special attention to managing the resale of rental units into the secondary market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

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

      In Japan, CNH owns 50% of New Holland HFT Japan Inc. (“HFT”), which distributes our products in that country. HFT imports and sells a full range of New Holland’s agricultural equipment through approximately 50 retail sales and service centers located throughout Japan. In order to complete its product offering, HFT also sells certain equipment manufactured by other producers. HFT is the leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.

Pricing and Promotion

      The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sales prices may be lower than the suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms on the purchase of certain products.

      We regularly advertise our products to the community of farmers, contractors, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with major distributors and dealers. The promotion strategy of the Case IH and New Holland brands varies according to our customer targets for those brands.

Parts and Services

      The replacement parts and associated service business is a major source of revenue for both our company and our dealers. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 19% of our total net sales in 2003.

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

      In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with two major suppliers of warehousing services. TNT Logistics, a subsidiary of TPG N.V., provides warehousing services in Latin America, and in North America, Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services to us on a fee for service basis. We handle logistical arrangements directly with respect to parts operations in other areas of the world.

      At December 31, 2003, we operated and administered 45 parts depots worldwide, either directly or through arrangements with our warehouse service providers, including 24 in North America, 13 in Europe, 2 in Latin America and 4 in Australia and New Zealand and two resulting from our Kobelco Japan and Shanghi joint ventures. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment.

      Through the establishment of common platforms and systems for various product lines, we have enhanced the efficiency and cost effectiveness of our parts business by centralizing the production of these components.

      As part of the expansion of our product range and the renewal of most of our agricultural and construction equipment product lines, many new parts have entered or will enter into our parts system. To take advantage of the significant number of shared parts being designed for the new common component system, we have developed a new common parts packaging system for parts that can be used by any of our multiple brands. A small number of high volume parts will be distinctly packaged for each brand or brand family, even if the parts are identical. These would typically be the parts that a customer might see in a dealer’s showroom. All remaining parts will utilize common CNH packaging to minimize costs and distribution complexity.

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

Service and Warranty

      Our products are warranted to the end-user to ensure confidence in design, workmanship and material quality. Warranty lengths vary depending on competitive standards established within individual markets. In general, warranties tend to be for one to three years, with some as short as six months, and cover all parts and labor for non-maintenance repairs and wear items, provided operator abuse, improper use or negligence did not necessitate the repair. Warranty on some products is limited by hours of use, and a purchased warranty is available on most products in major markets. Dealers submit claims for warranty reimbursement to us and are credited for the cost of repairs if the repairs meet our prescribed standards. Warranty expense is accrued at the time of sale, and purchased warranty revenue is deferred and amortized over the life of the warranty contract.

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

Financial Services

Overview

      CNH Capital is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia and Brazil. Through our joint venture with BPLG, CNH Capital provides customer financing in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. As of December 31, 2003, CNH Capital had total managed assets of approximately $12 billion, including assets managed for our joint venture in Western Europe. The United States accounts for 55% of the serviced portfolio, Western Europe 22%, Canada 11%, Brazil 7% and Australia 5%. CNH Capital provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to our dealer network.

      CNH Capital’s mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and contribute to building dealer and end-user loyalty. Its strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of its services offering, new product development and marketing promotions and events. In addition, CNH Capital is focused on improving credit quality and service levels and increasing operational effectiveness. CNH Capital also plans to grow significantly its financing business in Western Europe as it leverages its joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries it services. CNH Capital also seeks to expand its financing of used equipment through our dealers and related services, including expanded insurance offerings.

      Access to funding at competitive rates is key to the growth of CNH Capital’s core business and expansion of its financing activities into new and existing geographic markets with new retail and wholesale product offerings. On a global level, we will continue to evaluate alternatives to ensure that CNH Capital continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement entered in 2002, allow us to be more responsive to customer needs, introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. Additional joint ventures may also reduce uncertainty and operational risks while utilizing the partner’s balance sheet strength and credit rating to support CNH Capital’s funding requirements on more advantageous terms.

Finance Operations

      In North America, CNH Capital offers a wide variety of financial products including wholesale equipment financing for our dealers and end users, retail loans, finance leases, operating leases, credit cards, rental programs and insurance products. We have established separate sales and underwriting groups to service the Agricultural Equipment and Construction Equipment businesses. This distinction allows CNH Capital to strengthen customer service and reduce risk by deploying industry-specific expertise in each of these businesses.

      In the past, in North America, we provided financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment. We also offered a broad range of retail and wholesale financing products, including equipment and commercial loans and leases for other North American manufacturers’ products, dealers, distributors and their customers. Due to the higher credit losses in these businesses, CNH Capital discontinued all of the diversified retail financing business in the marine, trucking and forestry industries and in dealer financing not related to its wholesale equipment sales. We are focused on being a captive Financial Services company dedicated solely to the support of our dealers and customers across all our brands. Despite discontinuing new diversified retail financing in 2001, CNH Capital continues to service its existing non-core portfolio, which represents less than 5% of CNH Capital’s current managed portfolio. CNH Capital also strengthened its organization by hiring personnel with specific expertise in our Equipment Operations industries, and by creating a special work-out team to manage troubled accounts more effectively.

      Outside of North America, CNH Capital is developing its capabilities to service our dealers and customers in more stable markets as legal regulations, business and funding conditions and market and economic conditions permit. Building on our experience in North America, we are introducing products developed in North America into other markets to expand the product offerings and customer service capabilities in those markets. CNH Capital continues to evaluate and implement what it believes to be the most efficient cost structures for expanding its Financial Services business outside of North America. Through joint venture agreements, such as the BPLG arrangement in Western Europe, we seek to leverage our partners’ established expertise, cost efficiencies, access to low cost sources of funding and established market presence.

      Today, CNH Capital is focusing primarily on efficient risk management, operational efficiency and strong customer service. We have significantly expanded our risk management procedures at all stages of the financing process, including definition, underwriting, remarketing and recovery. CNH Capital has a dedicated team to address operational improvement opportunities, including the complete re-engineering of some key processes. CNH and its predecessors have a long history of successful financing relationships with North American agricultural and construction equipment customers. We leverage our strong relationships with our existing financing customers to implement innovative customer tools and higher service standards. In 2003, new initiatives implemented included: risk-adjusted pricing on retail originations to maintain overall portfolio margin and enhance financing penetration on high credit quality customers, behavioral scoring to improve efficiencies within the collections process for retail customers and focus on origination of receivables that are self-financing via the global asset-backed markets.

      At the retail level, CNH Capital sells retail financial products primarily through our dealers, whom we train in the use of the various financial products. Our sales force may assist directly with some of the larger or more complex financing proposals. Dedicated credit analysis teams perform retail credit underwriting.

      At the dealer financing level in North America, CNH Capital provides wholesale floor plan financing for our dealers, which allows dealers to maintain a representative inventory of products. CNH Capital also provides some working capital and real estate loans on a limited basis. For our floor plan financing, we generally provide a fixed period of “free” financing for the dealers, during which the manufacturer of the equipment on the floor pays the finance charges. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “free” period, if the equipment remains unsold, the dealer pays for interest costs.

      A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the dealer’s unsold equipment assets and are used to facilitate wholesale sales. The dealer credit agreements include a requirement to pay at the time of the retail sale. CNH Capital employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

      Marketing personnel from CNH Capital work with our equipment operations commercial staff to develop and structure financial products that will optimize equipment sales and generate Financial Services income. CNH Capital also develops products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.

      We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged to the borrower. CNH Capital finances the majority of our new equipment sales in the regions where it is present due to its ability to offer, in some circumstances, below market finance rates as part of special marketing programs offered by our commercial organization. Long-term profitability in our Financial Services operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. CNH Capital relies on the financial markets, asset-backed securitizations, intercompany lending and cash flows to provide funding for its activities. Currently, CNH Capital’s funding strategy in North America is threefold; i) access capital markets through asset backed securitization transactions, ii) expand the use of asset-backed commercial paper securitization financing to other portfolios such as credit cards and finance leases, and iii) liquidation of the existing portfolio of discontinued business to reduce overall funding requirements and reliance on intercompany and intersegment funding.

Asset-Backed Securitizations

      CNH Capital periodically accesses the public asset-backed securities market in the United States, Canada and Australia, and will continue to rely on the availability of liquidity through that market to fund its retail financing programs. We anticipate that, depending on continued market interest and other economic factors, CNH Capital will continue to securitize its retail receivables in the United States, Canadian and Australian markets. CNH Capital’s access to the asset-backed securities market will depend in part upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in the industries we serve. CNH Capital typically has entered into two securitization transactions per year in the United States and one to two a year in Canada. CNH Capital securitizes retail receivables every six to twelve months. Securitization transactions in the United States are typically about $1.0 billion in size and in Canada are generally C$200 million to C$400 million in size. CNH Capital applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our consolidated balance sheet.

Insurance

      We maintain insurance with third-party insurers to cover various risks resulting from our business activities including, but not limited to, risk of loss or damage to our facilities, business interruption losses, general liability, automobile liability and directors and officers liability insurance. We believe that our present level of insurance coverage is adequate to cover such potential losses arising out of these and other insurable risks. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage.

Legal Proceedings and Regulation

      We are party to various legal proceedings in the ordinary course of its business, including, product warranty, dealer disputes, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of all of these other legal matters pending against us or our subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations.

Product Liability

      Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations.

Other Litigation

      In December 2002, six named individuals filed a purported class action lawsuit in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and Case. (Yolton, et. al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to us in June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW to cap (prior to the transfer of the agricultural and construction equipment business to us) the amount of retiree health insurance costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. El Paso administers the health insurance programs for the purported plaintiff class, and we and El Paso are parties to a 1994 agreement under which El Paso has agreed to indemnify us for the costs of the health insurance program. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay a portion of the cost of those benefits because the Cap had been reached. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or us from requesting the retirees to pay a portion of the health benefits. On December 31, 2003, the court entered a preliminary injunction order requiring El Paso to pay the full costs of health insurance benefits for the purported plaintiff class. El Paso filed a motion for reconsideration. On March 9, 2004, the court entered an order granting plaintiffs’ motion for preliminary injunction. Pursuant to the March 9, 2004 order, the court vacated its December 31, 2003 order and ordered Case to pay the full costs of health insurance benefits for the purported plaintiff class from March 2004. However, El Paso has not disputed its responsibility to pay amounts up to the Cap. We have filed a motion with the court seeking to have the preliminary injunction stayed and the order reconsidered because we believe El Paso is primarily responsible for the costs of the health insurance benefits including amounts over the Cap and, in any event, we should not be responsible for amounts up to the Cap. We also have filed a motion for summary judgment that El Paso indemnify us pursuant to the terms of the 1994 agreement. Until the court rules on our motion to reconsider and our summary judgment motion, we are obligated to pay the amounts above the Cap. While we are unable to predict the outcome of this proceeding, we believe we have good legal and factual defenses and we will continue to vigorously defend against this lawsuit.

C. Organizational Structure.

      As of December 31, 2003, Fiat Netherlands, a wholly owned subsidiary of Fiat, owns approximately 84% of CNH’s outstanding common shares and all of our outstanding Series A Preferred Stock. Fiat was founded in Turin on July 11, 1899.

      The Fiat Group is a global industrial manufacturer with a primary focus on the production and sale of automobiles, agricultural and construction equipment and commercial vehicles. The Fiat Group also manufactures products and systems for use by its automotive sectors and for sale to third parties, principally components, metallurgical products and production systems. In addition, the Fiat Group is involved in other sectors, including publishing and communications and service operations.

      As of December 2003, Fiat is one of the world’s largest industrial groups, operating in 58 countries. Fiat employs over 162,000 people worldwide.

      The Fiat Group’s operations are currently conducted through nine operating sectors: Automobiles, Agricultural and Construction Equipment, Commercial Vehicles, Ferrari, Components, Production Systems, Metallurgical Products, Services, Publishing and Communications. These companies include Fiat Auto Holdings, CNH, Iveco, Ferrari, Magneti Marelli, Comau, Teksid, Business Solutions and Itedi.

      At December 31, 2002, the Group also included Insurance and Aviation sectors, which Fiat divested in 2003.

      A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2003 is set forth in an exhibit to this Form 20-F.

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

      The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2003:

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

United States
Belleville, PA	Hay and Forage	540	Owned
Benson, MN	Agricultural Sprayers	219	Owned
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	989	Owned
Burr Ridge, IL	Technology (Engineering) Center	549	Owned
Calhoun, GA	Crawler Excavators and Dozers	267	Owned	**
Dublin, GA	Compact Tractors	60	Owned
East Moline, IL	Combine Harvesters; Cotton Pickers	2,375	Owned
Fargo, ND	Tractors; Wheel Loaders	531	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	680	Owned
Lake Forest, IL	Global Management Offices	65	Leased
New Holland, PA	Administrative Facilities; Hay and	1,190	Owned
	Forage; Engineering Center
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions and Foundry	1,343	Owned/ Leased
Wichita, KS	Skid Steer Loaders	455	Owned
Italy
Imola	Backhoe Loaders; Emergency Center	384	Owned
Jesi	Tractors	710	Owned
Lecce	Construction Equipment; Engineering Center	1,550	Owned
Modena	Components	1,150	Owned
San Matteo	Research and Development	540	Owned
San Mauro	Crawler Excavators	590	Owned	**
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Crepy-En-Valois	Excavators	676	Owned
Croix	Cabs	466	Owned
Tracy-Le-Mont	Hydraulic Cylinders	204	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center;	1,390	Owned
	Administrative Facilities
Germany
Berlin	Construction Equipment; Engineering Center	1,113	Leased
Dortmund	Administrative Facilities; Test and Parts	348	Leased
	Centers
Heidelberg	Administrative and Warehouse Facilities	162	Owned
Neustadt	Combine Harvesters	515	Owned

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

Brazil
Belo Horizonte	Construction Equipment; Engineering Center	510	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	760	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Canada
Saskatoon	Air-Seeding Equipment; Engineering Center	750	Owned
Belgium
Antwerp	Components	645	Leased
Zedelgem	Combine Harvesters; Hay and Forage;	1,655	Owned
	Engineering Center
Others
Bundaberg, Australia	Sugar Cane and Coffee Harvesters	206	Owned
St. Valentin, Austria	Tractors	398	Leased
Shanghai, China	Tractors	775	Leased	**
New Delhi, India	Tractors; Engineering Center	360	Owned
Plock, Poland	Combine Harvesters	1,020	Owned
Amsterdam, The Netherlands	Administrative	2	Leased

*	in thousands of square feet

**	consolidated joint venture

      In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships, worldwide.

Environmental Matters

      Our operations and products are subject to extensive environmental laws and regulations in each of the countries in which we operate. We have an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage. We also have a program designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.

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

      Capital expenditures for environmental control and compliance in 2003 was approximately $2 million and projections for 2004 are approximately $3 million. The Clean Air Act Amendments of 1990 and European Commission directives affect directly the operations of all of our manufacturing facilities in the United States and Europe currently and in the future. The manufacturing processes affected include painting, coating and foundry operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

      Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 45 non-owned sites at which hazardous substances allegedly generated by us were disposed (“Waste Sites”). Of the Waste Sites, 19 are on the National Priority List promulgated pursuant to CERCLA. At 40 of the Waste Sites, the monetary amount or extent of our liability has been resolved, we have not been named as a potentially responsible party (“PRP”), or our liability is likely de minimis. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 45 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.

      We are conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations.

      The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As we have in the past, we will fund our costs of environmental compliance from operating cash flows.

Item 5.	Operating and Financial Review and Prospects

      We have prepared our financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

      Our agricultural and construction equipment businesses are collectively referred to as our Equipment Operations. Our financial services businesses are collectively referred to as Financial Services. Unless otherwise indicated, all financial data set forth herein is expressed in U.S. Dollars.

      The “Consolidated” data in this section includes CNH Global N.V. and its consolidated subsidiaries and conforms to the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 94. In the supplemental consolidating data in this section, “Equipment Operations” (with “Financial Services” on the equity basis) include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” consolidating data in this section include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. This presentation is consistent with the other consolidated and supplemental financial information presented throughout this report.

A. Operating Results.

2003 Compared to 2002

Revenues

      Consolidated revenues for 2003 totaled approximately $10,666 million as compared to approximately $9,940 million in 2002. Adjusted for variations in foreign exchange rates (approximately $810 million) and 2002 acquisitions (approximately $60 million), consolidated revenues were down slightly compared to 2002 despite a strengthening equipment market as we continued efforts to reduce dealer inventory levels. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $10,069 million in 2003 as compared to approximately $9,331 million in 2002. Adjusted for the impact of variations in foreign exchange rates and acquisitions, net sales of equipment were down slightly from 2002 levels.

Net Sales of Equipment

      Net sales of our Equipment Operations for the years ended December 31, 2003 and 2002 by geographic area were as follows:

	2003	2002

	(in millions)
Net sales
North America	$4,206	$4,140
Western Europe	3,739	3,317
Latin America	712	638
Rest of World	1,412	1,236

Total net sales	$10,069	$9,331

      Net sales of equipment were up 8% in 2003, $800 million of which was due to currency variances and approximately $60 million which was related to the impact of 2002 acquisitions. The increase in sales was primarily the result of increases in sales of agricultural equipment.

Agricultural Equipment

	2003	2002

	(in millions)
Net sales
North America	$2,893	$2,803
Western Europe	2,543	2,141
Latin America	579	486
Rest of World	1,110	975

Total net sales	$7,125	$6,405

      Net sales of agricultural equipment in 2003 were approximately 11% higher than in 2002. Approximately 8% of this increase resulted from the effects of currency translation, as the Euro and the Australian dollar were approximately 20% stronger in 2003 than in 2002, the Canadian dollar was approximately 12% stronger, the British pound about 9% stronger while the Yen was about 7% stronger. Additional revenue from new products launched during the year and higher pricing, especially in Brazil, contributed approximately $250 million, while declining volume and mix was a partial offset.

      Overall in 2003, world market demand for major agricultural equipment product lines was approximately 7% higher than in 2002. Worldwide demand for tractors, on a unit basis, increased by about 7% as increases of approximately 20% in North America and 14% in Rest of World markets were partially offset by declines of approximately 14% in Latin America and 5% in Western Europe. Worldwide demand for combines was approximately equal to 2002. Demand in North America declined by about 3% while demand in Western Europe declined by about 7% and in Rest of World markets demand declined by about 20%. Combine demand in Latin America, however, was up approximately 25%. On a unit basis, our agricultural equipment sales penetration declined slightly, as our overall tractor market share declined by about one-half of a percentage point from 2002, partially offset by an increase in our combine market share of approximately one and one-half percentage points. In total, we under produced retail demand by about 7% in order to reduce company and dealer inventories. At year-end total company and dealer inventories had declined by slightly more than one-half of one month’s supply, on a forward months supply basis.

      In North America, net sales of agricultural equipment increased by about 3% in 2003 compared with 2002, reflecting increases related to exchange rate changes of approximately 2% and all other increases of about 1%. Wholesale unit sales of tractors and combines increased by almost 1%. Total market demand for agricultural tractors in North America increased by about 7%. Demand for under 40 horsepower tractors increased by 28%. Industry demand for mid-sized (40 to 100 horsepower) tractors increased by about 10%; demand for large two wheel drive tractors over 100 horsepower increased by approximately 3% while demand for four wheel drive articulated tractors increased by 19%. Combine market demand declined by about 3%. Our market penetration declined by about two percentage points principally related to under-40 horsepower tractors, while our combine market penetration increased by more than five percentage points.

      In Western Europe, net sales of agricultural equipment increased by 19%, principally reflecting the 20% increase in the average value of the Euro and the 9% increase in the average value of the British Pound, in each case as compared with the U.S. Dollar from 2003 to 2002. Overall tractor market demand, as measured in units, declined by about 5% in 2003 and overall combine market demand declined by about 3%. Our wholesale unit sales increased slightly as market penetration increased slightly for tractors and by about three percentage points for combines.

      In Latin America, net sales of agricultural equipment in 2003 were 19% higher than in 2002. Pricing was strong and more than offset the decline of approximately 5% in the average value of the Brazilian Real in 2003 compared with 2002. In addition, while market demand for tractors declined by approximately 14%, demand for combines increased by 25%, resulting in essentially no change, year-over-year in our unit wholesale volumes, but with a substantially improved mix of higher valued combines. This richer combine sales mix was the prime contributor to the revenue increase in addition to pricing. The decline in total market demand for agricultural tractors in Latin America was led by an almost 11% decline in market demand for tractors in Brazil, based on reported unit sales. Tractor market demand in Argentina, however, increased significantly from the low levels experienced in 2002 after its devaluation. The substantial increase in total market demand for combines was almost totally accounted for by the resurgence of the Argentine combine market as it rebounded from less than 1,000 units in 2002 to over 3,500 units in 2003, while total industry unit sales of combines in Brazil declined by about 4%.

      In markets throughout the Rest of the World, net sales of agricultural equipment in 2003 increased by approximately 14% compared to 2002. Variations in exchange rates, in particular the 20% strengthening of the Australian dollar, accounted for about 11% of the increase. Wholesale unit sales of tractors and combines in 2003 were lower than in 2002. Stronger parts sales and improved product mix accounted for the balance of the increase.

Construction Equipment

	2003	2002

	(in millions)
Net sales
North America	$1,313	$1,337
Western Europe	1,196	1,176
Latin America	133	152
Rest of World	302	261

Total net sales	$2,944	$2,926

      Net sales of construction equipment increased by approximately 1% in 2003 compared with 2002. Excluding acquisitions, net sales decreased by approximately 1%. This increase was more than accounted for by the effects of currency translation, as the Euro and the Australian dollar were approximately 20% stronger in 2003 than in 2002, the Canadian dollar was approximately 12% stronger, the British pound about 9% stronger and the Yen was about 7% stronger. Pricing was slightly positive, but wholesale unit volumes declined as we under-produced retail demand by 7% to reduce company and dealer inventories. At year-end total company and dealer inventories had declined by slightly more than one-half of one month’s supply, on a forward months supply basis.

      World market demand for major construction equipment product lines in which we compete, on a unit basis, increased by about 11% in 2003 compared with 2002. Market demand increased in both North America and in Rest of World markets in all of our major product categories. These increases were partially offset by declines in demand in both Western European and Latin American markets, in all of our major product lines. World market demand for backhoe loaders, on a units basis, increased by about 6% while demand for skid steer loaders increased by about 1%. Worldwide demand for our heavy construction equipment product lines increased by approximately 19%. On a unit basis, our construction equipment market penetration declined by approximately three percentage points, with declines in all of our major product categories in nearly every market.

      In North America, net sales of construction equipment decreased by approximately 2% in 2003 compared with 2002. Variations in exchange rates, principally the Canadian dollar, increased net sales by about 1%. Wholesale unit sales declined by almost 9% and production was approximately 11% lower than retail in order to reduce dealer and company inventories. Wholesale unit sales of backhoe loaders and skid steer loaders declined, while unit sales of heavy construction equipment products increased. The total North American market demand for construction equipment increased by about 8%, including increases of 8% for backhoe loaders, 4% for skid steer loaders and 12% for heavy construction equipment.

      In Western Europe, net sales of construction equipment increased by 2%. Excluding the acquisition of Kobelco Europe in the third quarter of 2002, net sales declined by 3%. Variations in exchange rates, principally the 20% increase in the average value of the Euro and the 9% increase in the average value of the British Pound, as compared with the U.S. Dollar from 2003 to 2002, increased revenue by approximately 16%. Offsetting the increases due to currency, our net sales reflected 18% lower wholesale unit sales, resulting from a decline in overall market demand, as measured in units, by approximately 4% in 2003, a 2% reduction in production versus retail sales in order to reduce company and dealer inventories, and difficulties associated with the company’s transition from the Fiat-Hitachi association and dealer network to the Fiat-Kobelco network.

      In Latin America, net sales of construction equipment decreased by 13% in 2003 compared with 2002. Excluding the impact of the 5% decline in the average value of the Brazilian Real in 2003, our sales in Latin America were down approximately 3%, while our wholesale unit sales declined by approximately 24%. Total Latin American market demand, as measured in units, declined by about 18%, including a 23% decline in market demand for backhoe loaders, a 17% decline in demand for heavy construction equipment and a 10%

decline in market demand for skid steer loaders. We also slightly under-produced retail sales to control inventories in this declining market.

      In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment increased by 16% in 2003 compared with 2002. Approximately 13% of the increase is due to variations in exchange rates. Our wholesale unit sale increased by approximately 7% and production was in-line with retail sales.

Finance and Interest Income

      Consolidated finance and interest income decreased from $609 million in 2002 to $597 million in 2003 largely due to the decrease in Financial Services revenues. Revenues for Financial Services totaled $621 million in 2003, a decrease of $20 million from the $641 million reported in 2002. The decrease in revenues was primarily caused by lower average receivable balances resulting from the successful completion of asset-backed securitization transactions, lower yields on certain on-book portfolios due to reduced market interest rates and lower operating lease revenues.

Costs and Expenses

      Costs of goods sold increased by $688 million to $8,590 million in 2003, but as a percentage of net sales of equipment increased from 84.7% in 2002 to 85.3% in 2003. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 14.7% in 2003 as compared to 15.3% in 2002. This decrease in gross margin percentage reflected an increase in the gross margin of construction equipment from 11.5% in 2002 to 12.5% in 2003, which was more than offset by a decline in the gross margin of agricultural equipment from 17.1% in 2002 to 15.6% in 2003. In total, the gross margin increase, expressed in dollars, was more than accounted for by favorable changes in the exchange rates, increased pricing, our profit improvement actions and margin increases from new products. Partial offsets were adverse volume and mix, production, labor and other inefficiencies caused by the launch of new products, labor economics and increased pension and post-retirement benefit costs.

      In 2003, consolidated SG&A expenses decreased by $52 million to $1,042 million from $1,094 million in the prior year, as those expenses decreased in both Equipment Operations and Financial Services. In Equipment Operations, SG&A expenses decreased by $45 million to $839 million in 2003 from $884 million in 2002, or expressed as a percentage of net sales of equipment, a decrease from 9.5% in 2002 to 8.3% in 2003. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction during the year in total salaried headcount by almost 1,000 persons, from approximately 11,250 at the end of 2002 to approximately 10,250 at the end of 2003. Approximately 900 of the reductions in salaried personnel were at Equipment Operations. The remaining 100 reductions occurred at Financial Services. These reductions were part of the plan to achieve an additional $650 million of profit improvements and additional margins from new products by 2006. Savings resulting from these actions were partially offset by higher employee pension and post-retirement benefit costs, by the impacts of inflation and the $70 million impact of the strengthening Euro, British Pound and Australian Dollar on overseas SG&A expenses.

      At Financial Services, SG&A expenses decreased by $7 million. Costs declined primarily due to a lower loan loss provisions of approximately $12 million, which was mainly due to a reduction in losses in the non-core portfolio and improvements in the credit quality of the core portfolios. These reductions were partially offset by increased costs in Europe resulting from the management of an increasing European wholesale receivables portfolio.

      Although we believe that the cessation of originations in these non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions if there is a further, unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these North American non-core portfolios relative to our total loan portfolios and certain performance-related data as of December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in millions)
Non-core portfolio	$330	$570	$939
Percentage of total portfolio	3%	5%	10%
Delinquency percentage*	29%	28%	25%
Annual loss percentage	15.40%	8.66%	6.45%
Loss provision provided	$68	$63	$110

*	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

      By comparison, delinquency percentages for our North American core portfolio were 2.9% and 3.9% for 2003 and 2002, respectively, and annual loss percentages for the North American core portfolio increased to 1.0% at December 31, 2003 from 0.8% at December 31, 2002.

      Ongoing R&D expenses decreased by $24 million from $283 million in 2002 to $259 million in 2003. Expressed as a percentage of net sales of equipment, R&D expenses decreased to 2.6% in 2003 compared with 3.0% in 2002. These reductions were part of the plan to achieve an additional $650 million of profit improvements and additional margins from new products by 2006. Savings resulting from these actions were partially offset by increased pension and post-retirement benefit costs and by the impacts of inflation and the strengthening Euro, British pound and Australian dollar on overseas R&D expenses.

      Our consolidated worldwide employment level has declined by approximately 1,700 persons from approximately 28,500 at the end of 2002 to approximately 26,800 at the end of 2003. As indicated above, year-end 2003 salaried headcount declined from approximately 11,250 at year-end 2002 to approximately 10,250 at year-end 2003.

      During 2003, we recorded $271 million in restructuring costs, including $268 million in Equipment Operations and $3 million in Financial Services. These restructuring costs primarily relate to severance, benefit plan curtailments and other costs incurred due to headcount reductions and facility closings under the CNH Merger Integration Plan. See Note 13, “Restructuring” to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

      The reduction in consolidated interest expense — Fiat affiliates from $236 million in 2002 to $113 million in 2003 was principally due to lower borrowings resulting from the April 2003 issuance of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

      The decline in interest expense — Fiat affiliates was partially offset by an increase in interest expense — other which was the direct effect of the August and September 2003 issuance of a total of $1.05 billion of the 9 1/4% Senior Notes.

      Interest expense — Fiat affiliates in Equipment Operations decreased to $85 million in 2003 from $198 million in 2002 primarily as a result of the Series A Preferred Stock exchange for debt. Interest expense — other increased from $192 million to $236 million, primarily as a result of the 9 1/4% Senior Notes transactions described above. The decrease in Financial Services interest expense — other, of $22 million to $182 million was mainly due to lower average funding costs and to lower average borrowing levels supporting the approximately $400 million lower average balances of on-book retail and wholesale receivables and operating leases. During 2003 Financial Services repaid approximately $800 million of borrowings from Equipment Operations primarily due to the runoff of the old non-core portfolio assets and operating leases.

      Financial Services provides interest free floor plan financing to our Equipment Operations dealers, primarily in North America, to support wholesale net sales of equipment to those dealers. During 2003 and

2002, Equipment Operations incurred approximately $79 million and $76 million, respectively, of interest compensation to Financial Services for the cost of providing interest free floor plan financing to our Equipment Operations dealers.

      Other, net increased to $241 million in 2003 from $182 million in 2002. The increase in other expenses was primarily attributable to higher pension and post-retirement benefit costs for retired, inactive employees, lower gains on the sale of fixed assets, higher product liability accruals and higher franchise taxes.

      During 2003, total equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $19 million, the same as 2002. Financial Services equity in income of unconsolidated subsidiaries increased $2 million during 2003 due primarily to 2003 reflecting a full year of results from our joint venture with BPLG in Europe which was formed in mid-2002. Equity in income from our unconsolidated Equipment Operations activities decreased from a profit of $15 million in 2002 to a profit of $13 million in 2003. Profits declined as improved results in Japan and Pakistan did not offset deteriorations in Turkey and Mexico.

Tax Rates — Consolidated

      Our effective tax rate was approximately 25% in 2003. Our effective tax rate was 3% in 2002. Excluding the impact of the cumulative effect of a change in accounting principle recognized in 2002, our effective tax rate, was approximately 13%. For an analysis of the principal factors affecting our effective tax rate, see Note 12, “Income Taxes” to the Consolidated Financial Statements.

Net Income

      For the year ending December 31, 2003, our consolidated net loss, after pre-tax restructuring charges of $271 million, was $157 million. This compares to a 2002 consolidated net loss, after pre-tax restructuring charges of $51 million and a $325 million after tax charge for the cumulative effect of a change in accounting principle of $426 million. On a diluted basis, losses per share were $1.19 and $4.40 per share in 2003 and 2002, respectively, based on diluted weighted average shares outstanding of 132.0 million and 96.9 million, respectively.

      Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 31% and 25%, respectively in 2003 and 2002 to evaluate the results of our operations, net of these restructuring costs. Additionally, as our goodwill is not deductible for income tax purposes, there was no tax impact on 2002 results from the related cumulative effect of a change in accounting principle.

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

      During 2003, most of the currencies of our major operations, as compared with the U.S. Dollar, strengthened. Specifically the euro (20%), the Australian dollar (20%), the British pound (9%), the Canadian dollar (12%) and the Japanese yen (7%) all strengthened when compared to the U.S. dollar while the Brazilian real (5%) weakened. The impact of these movements increased net sales by approximately $800 million or 8.6% and increased the absolute gross margin by approximately $95 million or 6.6%. However, the impact on net income was a decrease of approximately $10 million, as SG&A and R&D costs increased by approximately $83 million and other income/ expense net, interest expense and taxes also increased.

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

Net Sales of Equipment

      Net sales of our Equipment Operations for the years ended December 31, 2002 and 2001 by geographic area were as follows:

	2002	2001

	(in millions)
Net sales
North America	$4,140	$4,197
Western Europe	3,317	3,168
Latin America	638	587
Rest of World	1,236	1,078

Total net sales	$9,331	$9,030

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

Agricultural Equipment

	2002	2001

	(in millions)
Net sales
North America	$2,803	$2,876
Western Europe	2,141	1,970
Latin America	486	420
Rest of World	975	807

Total net sales	$6,405	$6,073

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

Construction Equipment

	2002	2001

	(in millions)
Net sales
North America	$1,337	$1,321
Western Europe	1,176	1,198
Latin America	152	167
Rest of World	261	271

Total net sales	$2,926	$2,957

      Net sales of construction equipment decreased by approximately 1% in 2002 compared with 2001. Excluding acquisitions, sales declined by approximately 9%. The decline in net sales reflects lower wholesale unit sales of backhoe loaders and skid steer loaders in the North American and Western European markets, partially offset by higher unit sales of heavy construction equipment products in the North American and Rest of World markets. Our overall unit sales decreased in 2002 by about 10%. Overall worldwide market demand as measured in units decreased by about 4% from 2001 to 2002, led by a 10% decline in the worldwide market demand for skid steer loaders for which we are the second largest producer in the industry, followed closely by an 8% decline in worldwide market demand for backhoe loaders, for which we are the industry leader. Worldwide market demand for heavy construction equipment increased by approximately 2%. Our overall worldwide retail market share declined by less than two percentage points in 2002 compared with 2001.

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

      In Western Europe, net sales of construction equipment decreased by 2% including the acquisition of Kobelco Europe in the third quarter of 2002. Excluding Kobelco Europe, the decline in our net sales reflected 10% lower wholesale unit sales, partially offset by the 5% increase in the value of the Euro and the 5% increase in the value of the British Pound from 2001 to 2002. Overall market demand, as measured in units, decreased by approximately 9% in 2002.

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

      In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment decreased by 4% in 2002 compared with 2001. The reduction in net sales is primarily due to the sale of our construction equipment operations in Australia and China to Kobelco Japan.

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

Costs and Expenses

      Costs of goods sold increased by $316 million to $7,902 million in 2002, but as a percentage of net sales of equipment increased slightly from 84.0% in 2001 to 84.7% in 2002. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 15.3% in 2002 as compared to 16.0% in 2001. This decline in gross margin reflected a decline in the gross margin of construction equipment from 15.3% in 2001 to 11.4% in 2002, which was only partially offset by an increase in the gross margin of agricultural equipment from 16.4% in 2001 to 16.9% in 2002. In total, gross margin deterioration was principally due to lower absorption of fixed costs, pricing pressures and unfavorable mix, all primarily related to construction equipment, that was partially offset by favorable agricultural equipment volume and pricing, the favorable impact of the Shanghai joint venture and the global alliance with Kobelco Japan completed during the year and a total of $76 million of merger-related profit improvements, primarily related to lower material costs.

      In 2002, consolidated SG&A expenses declined by $130 million to $1,094 million from $1,224 million in the prior year, as those expenses declined in both Equipment Operations and Financial Services. In Equipment Operations, SG&A expenses declined by $31 million to $884 million in 2002 from $915 million in 2001, or expressed as a percentage of net sales of equipment, a decrease from 10.1% in 2001 to 9.5% in 2002. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction in pre-acquisition salaried headcount by approximately 700 persons. These reductions were principally due to the ongoing cost reduction initiatives and merger integration profit improvement activities initiated by us totaling approximately $38 million and by reductions in bad debt expense. These actions were partially offset by higher employee medical and pension costs, the impacts of inflation and the strengthening euro, British pound and Australian dollar on overseas SG&A expenses and by the inclusion in 2002 of SG&A costs from our Shanghai joint venture, Kobelco America and Kobelco Europe, which increased year-end salaried headcount by approximately 500 persons. SG&A expenses in Financial Services decreased by $104 million due to lower loan loss provisions of approximately $106 million, on a pre-tax basis, which were mainly due to a reduction in loans in the non-core businesses and reductions in the impairment charge related to retained interests in ABS trust facilities.

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

	2002	2001

	(in millions)
Non-core portfolio	$570	$939

Percentage of total portfolio	5%	10%

Delinquency percentage*	28%	25%

Annual loss percentage	8.66%	6.45%

Loss provision provided	$63	$110

*	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

      By comparison, delinquency percentages for our North American core portfolio were 3.9% and 4.3% for 2002 and 2001, respectively, and annual loss percentages for the North American core portfolio remained constant at 0.8% for both 2002 and 2001.

      Ongoing R&D expenses declined by $23 million from $306 million in 2001 to $283 million in 2002. Expressed as a percentage of net sales of equipment, R&D expenses declined slightly to 3.0% in 2002 compared with 3.4% in 2001 due to the timing of costs related to various phases of new model development programs and new product launches in the two years.

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

      During 2002, we recorded $51 million in restructuring costs for the CNH Merger Integration Plan, including $50 million in Equipment Operations and $1 million in Financial Services. These restructuring costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities. The CNH Merger Integration Plan realized $114 million in annual profit improvements related to product offerings made available through our multiple distribution channels in 2002 in addition to the $430 million realized in 2000 and 2001. See Note 13, “Restructuring” to the Consolidated Financial Statements for a detailed analysis of our restructuring programs.

      The reduction in consolidated interest expense from $726 million in 2001 to $554 million in 2002 was principally due to lower borrowings resulting from the June 2002 public offering of common shares and the concurrent conversion of debt with Fiat to equity and lower average interest rates. Interest expense in Equipment Operations decreased to $466 million in 2002 from $585 million in 2001 primarily as a result of the Fiat debt conversion described above. The decrease in Financial Services interest expense of $97 million from $339 million in 2001 to $242 million in 2002 was mainly due to lower average funding costs and to lower average borrowing levels supporting the approximately $400 million lower average balances of on-book retail and wholesale receivables and operating leases. In 2002, we incurred $236 million in consolidated interest expense relating to financing from Fiat as compared to $358 million in 2001.

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

      We identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, we relied on two valuation models: guideline company method and discounted cash flow.

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

      The impairment was associated principally with goodwill recorded in connection with New Holland’s acquisition of Case in 1999. The impairment was primarily a result of the decline in the construction equipment market experienced by CNH and its competitors since the acquisition.

Tax Rates — Consolidated

      Our effective tax rate was approximately 3% in 2002. Excluding the impact of the cumulative effect of a change in accounting principle, our effective tax rate, was approximately 13% in 2002 compared to 24% in 2001. For an analysis of the principal factors affecting our effective tax rate, see Note 12, “Income Taxes” to the Consolidated Financial Statements.

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

Application of Critical Accounting Policies

      The preparation of our financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the Audit Committee of our Board of Directors. We believe that our most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are summarized below.

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

Equipment on Operating Lease Residual Values

      Our Financial Services segment purchases equipment that is leased to retail customers under operating leases from dealers. Income from these operating leases is recognized over the term of the lease. Financial Services’ investment in operating leases is based upon estimated residual values of the leased equipment, which are calculated at the lease inception date. Realization of the residual values is dependent on Financial Services’ future ability to market the equipment under the then prevailing market conditions. We continually evaluates whether events and circumstances have occurred which impact the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

Off Balance Sheet Financing

      In connection with our securitization of retail receivables, we retain interest only strips and other interests in the securitized receivables. Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. Our retained interests are subordinate to the investors’ interests. Gain or loss on sale of receivables depends in part on the fair value of the retained interests at the date of transfer. Additionally, retained interests after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. We estimate fair value based on the present value of future expected cash flows using our estimate of key assumptions — credit losses, prepayment spreads, and discount rates commensurate with the risks involved. While we use our best estimates, there can be significant differences between those estimates and actual results. See Note 4, “Accounts and Notes Receivables” to the Consolidated Financial Statements for sensitivity information.

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

Recoverability of Long-lived Assets

      Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. Reference is made to Note 2, “Summary of Significant Accounting Policies”, to the Consolidated Financial Statements for further information on our accounting practices related to Long-lived assets. Our estimates of undiscounted cash flow related to recoverability of assets other than goodwill and intangible assets with indefinite lives may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of our profit improvement initiatives. Upon adoption of SFAS No. 142 in 2002, we recorded a one-time, non-cash charge of approximately $325 million, net of tax, to reduce the carrying value of goodwill attributed to its Construction Equipment reporting unit. Each year, goodwill and indefinite-lived intangible assets are tested for impairment, and they will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

Realization of Deferred Tax Assets

      We have deferred tax assets of $3.0 billion and a valuation allowance against these assets of $1.2 billion as of December 31, 2003. Of this amount, $1.6 billion of the deferred tax assets and a corresponding valuation allowance of $739 million relate to tax loss carryforwards.

      We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In completing this determination, we generally evaluate by taxing jurisdiction recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carryforwards expire as well as the impact of our profit improvement initiatives on future earnings. Our expectations of future profitability were based on assumptions regarding our market share, the profitability of new model introductions and the benefits from our capital and operating restructuring actions.

      Reference is made to Note 12, “Income Taxes”, of our Consolidated Financial Statements for further information on our accounting practices related to the realizability of deferred tax assets.

Modification Programs and Warranty Costs

      Our warranty obligation is affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required. Reference is made to Note 2, “Summary of Significant Accounting Policies” and Note 16, “Commitments and Contingencies” of the Consolidated Financial Statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Post-Retirement Benefits

      We sponsor pension and other retirement plans in various countries. In the United States and the United Kingdom, we have major defined benefit pension plans that are separately funded. Our pension plans in Germany are not funded. Benefits for salaried employees in the U.S. plan were frozen for pay and service as of December 31, 2000. Several statistical and judgmental factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as determined by us within certain guidelines. In addition, we, with the assistance of our actuarial consultants, also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other post-retirement benefit expenses recorded by us. Due to the poor performance of equity markets in 2000, 2001 and 2002, the value of CNH pension fund assets declined. Since U.S. plan assets earned a rate of return of less than the assumed rate of 9% in these years, our management reevaluated this assumption. Although not a guarantee of future results, the average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, reflect a return of 10.25% over the last ten years and 12.06% over the past 20 years. After considering all relevant factors, management reduced its estimate of the expected long-term rate of return on plan assets, beginning in 2003, to 8.75% from 9% for our U.S. plans. Return on asset rates have also been reduced for non-U.S. plans to between 6.00% and 7.50%. We will continue to review and update this assumption on an annual basis.

      The expected long-term rate of return on plan assets reflects management’s expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans’ historical returns, their asset allocation and investment strategies, as well as the views of investment managers and other large pension plan sponsors.

      Additionally, we have experienced a continuing high level of other post-retirement employee benefit costs, principally related to healthcare, during 2003. Consequently, we will maintain the 2003 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2004 despite earlier expectations that this rate would decrease.

      The following table summarizes the effects of a one percentage-point change in our primary defined benefit pension and other post-retirement benefit actuarial assumptions on 2003 pension and other post-retirement benefit costs and obligations:

	2003 Benefit Cost		Year End Benefit Obligation
	(income)/expense		increase/(decrease)

	One Percentage-	One Percentage-	One Percentage-	One Percentage-
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(in millions)
Pension benefits — U.S.:
Assumed discount rate	$(8.4)	$9.8	$(81.6)	$98.2
Expected long-term rate of return on plan assets	(4.8)	4.8	N/A	N/A
Pension benefits — International:
Assumed discount rate	(14.6)	15.1	(182.9)	215.7
Expected rate of compensation increase	8.4	(5.9)	49.2	(34.0)
Expected long-term rate of return on plan assets	(7.3)	7.3	N/A	N/A
Other post-retirement benefits:
Assumed discount rate	(14.4)	15.2	(134.9)	151.6
Assumed health care cost trend rate	22.0	(19.0)	142.0	(120.0)

      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

      The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No. 106-1”) that allows sponsors to elect to defer recognition of the effects of the Act.

      In accordance with FSP No. 106-1, we have elected to defer recognition of the effects of the Act. Accordingly, the financial statements in this report do not reflect the effects of the Act.

Revenue Recognition

      Our Equipment Operations segment records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. For further information related to when risk of loss transfers in various countries, see Note 2, “Summary of Significant Accounting Policies” of the Consolidated Financial Statements. Management’s judgments and estimates in reserving for collectability of receivables, sales incentives and product warranties related to sales, are discussed in further detail in the discussion above of our other critical accounting policies.

      Our Financial Services segment records earned finance charges (interest income) on retail and other notes receivables and finance leases using the effective interest method.

New Accounting Pronouncements

      In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R is required in financial statements of public entities that have interest in structures commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. The Company will adopt the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

      As disclosed in Note 4, “Accounts and Notes Receivables”, our Financial Services operation uses certain special purpose entities (“SPE”) in the securitization and sale of its receivables. These SPEs meet the criteria of qualified special purpose entities (“QSPE”) as defined by FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are exempt from consolidation as SPEs under Interpretation No. 46R. The Company is currently evaluating its other VIEs, but does not believe the adoption of the remaining provisions of Interpretation No. 46R will have a material effect on the Company’s financial condition or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 was implemented for contracts entered into or modified after June 30, 2003 and the disclosure requirements are reflected in the accompanying Consolidated Financial Statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when many of those instruments were previously classified as equity. Adoption of SFAS No. 150 in 2003 did not have a material impact on our Consolidated Financial Statements.

      In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132”) which retains the disclosures originally required by SFAS No. 132, in addition to new disclosures relating to types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods of defined benefit pension plans and other defined benefit postretirement plans. The provisions of SFAS No. 132 are effective for domestic plans in financial statements issued for years ending after December 15, 2003 and for interim periods beginning after December 15, 2003 at which time the additional disclosures will be included. Full implementation is required for financial statements issued for years ending after December 15, 2004. CNH, a Netherlands based entity, has provided the required disclosure information for its U.S. and U.K. plans in advance of the required implementation date. We have no plans in the Netherlands. The U.S. and U.K. plans make up the majority of our defined benefit obligation. We do not anticipate that final adoption of this statement will have a significant effect on our reported financial position, results of operations or cash flows.

      In December 2003, the Act became law. In January 2004, the FASB issued FSP No. 106-1. FSP No. 106-1 allows a plan sponsor to elect to defer recognition of the effects of the Act in accounting for its plan and in providing related disclosures, until authoritative guidance on the accounting for the federal subsidy is issued, or until certain other events, as defined, occur. We have elected to defer recognition of the Act in accordance with the provisions of FSP No. 106-1.

B. Liquidity and Capital Resources.

      The discussion of liquidity and capital resources focuses on the balance sheets, statements of cash flows and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash from operations and from sources of debt financing that are sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2004.

      Beginning in 2002, we have taken actions to recapitalize our balance sheet, reducing our net debt to net capitalization ratio of our Equipment Operations from 73% at December 31, 2001 to 28% at December 31, 2003. On June 11, 2002, we sold 10 million common shares to the public (as adjusted for the 1-for-5 reverse stock split of our common shares on April 1, 2003). The proceeds were used to repay a portion of our outstanding debt and for other general corporate purposes. Concurrently with the offering of common shares, Fiat and one of its subsidiaries contributed $1.3 billion principal amount of our debt to us in exchange for 65 million of our common shares (as adjusted for the reverse stock split). On April 7 and 8, 2003, we issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. On August 1, 2003 and September 12, 2003 Case New Holland issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries.

Consolidated Debt

      As of December 31, 2003, our consolidated debt was $7.0 billion compared to $7.9 billion as of December 31, 2002. Consolidated long-term debt as of December 31, 2003 was $4.9 billion, including $843 million of current maturities, compared to $5.1 billion and $1.1 billion respectively, as of the end of the prior year.

      Net Debt is defined as total debt less intersegment notes receivable and cash and cash equivalents (“Net Debt”). We believe that Net Debt, as defined, is a useful analytical tool for measuring our effective borrowing requirements while our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use.

      The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2003 and 2002 is shown below:

	Consolidated		Equipment Operations		Financial Services

	2003	2002	2003	2002	2003	2002

	(in millions, except percentages)
Total Debt	$6,996	$7,864	$4,715	$5,776	$3,293	$4,225
Less:
Cash and cash equivalents	1,944	775	1,801	469	143	306
Intersegment notes receivables	—	—	1,012	1,783	—	354

Net Debt	5,052	7,089	1,902	3,524	3,150	3,565
Equity	4,874	2,761	4,874	2,761	1,241	1,019

Net Capitalization	$9,926	$9,850	$6,776	$6,285	$4,391	$4,584

Net Debt to Net Capitalization	51%	72%	28%	56%	72%	78%

      As of December 31, 2003, we had $1.9 billion of cash and cash equivalents available, compared to $775 million as of December 31, 2002. Consolidated Net Debt was $5.1 billion as of December 31, 2003, compared to $7.1 billion a year earlier.

      The year-over-year decline in Consolidated Net Debt was mainly due to the exchange of $2 billion in Equipment Operations indebtedness, including $1.2 billion of long term debt, for 8 million shares of Series A

Preferred Stock described below. The reduction of long term debt reflects the $1.2 billion exchange of Equipment Operations indebtedness for Series A Preferred Stock, the maturity of certain notes outstanding, and the offsetting effect of the issuance of $1.05 billion of 9 1/4% Senior Notes maturing in 2011 and of other long term notes to affiliates. The increase in cash and cash equivalents reflects cash generated by Financial Services, the residual proceeds from the issuance of the 9 1/4% Senior Notes in August and September and additional borrowings from Fiat.

      Equipment Operations Net Debt was $1.9 billion at December, 31, 2003, compared to $3.5 billion for the prior year. The decline primarily reflects the effect of the issuance of the Series A Preferred Stock in exchange for debt. At exchange rates comparable to those at December 31, 2002, Consolidated Net Debt for Equipment Operations as of December 31, 2003 would have been $1.8 billion. Equipment Operations long-term debt as of December 31, 2003 was $3.2 billion, including $88 million of current maturities, compared to $3.5 billion and $824 million respectively, as of the end of the prior year. The reduction of long term debt reflects the exchange of $1.2 billion of debt for shares of Series A Preferred Stock, the maturity of certain notes outstanding, and the offsetting effect of the issuance of $1.05 billion of 9 1/4% Senior Notes maturing in 2011 and of other long term notes to affiliates. As of December, 31, 2003, short term debt and current maturities of long term debt declined to approximately 34% of total debt compared to 53% in the prior year, while cash and cash equivalents at December 31, 2003 of $1.8 billion exceed short term debt plus current maturities.

      Financial Services Net Debt was $3.1 billion at December 31, 2003, compared to $3.6 billion as of December 31, 2002, reflecting the use of cash generated by the reduction of receivables carried by our operations, primarily in non-core activities. At comparable exchange rates, Net Debt for Financial Services as of December 31, 2003 would have been $2.9 billion. Financial Services long-term debt as of December 31, 2003 was $2.4 billion, including $755 million of current maturities, compared to $2.3 billion and $294 million of current maturities respectively, as of the end of the prior year. The increase in long term debt primarily reflects funding the expansion of the Financial Services retail portfolio in Brazil.

Debt and cash and cash equivalents with Fiat

      On December 31, 2003, our outstanding consolidated debt with Fiat and its affiliates was $2.4 billion, or approximately 35% of our consolidated debt, compared to $3.9 billion or approximately 50% as of December 31, 2002. The reduction reflects the exchange of $2 billion of debt with Fiat for 8 million shares of Series A Preferred Stock, offset by additional short and long term borrowings utilized primarily for working capital requirements.

      An additional $1.4 billion of consolidated third party debt outstanding under certain facilities was guaranteed by Fiat or a Fiat subsidiary at December 31, 2003. In 2003, we paid guarantee fees to Fiat of between 0.03125% per annum and 0.0625% per annum on the average amount outstanding under these facilities. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes.

      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day to a central pooling account. Our positive cash balances, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. On December 31, 2003, our outstanding consolidated cash balances with Fiat and its affiliates were $1.3 billion, compared to $544 million at December 31, 2002, reflecting our generally higher cash equivalent levels, excluding proceeds from the 9 1/4% Senior Notes which were invested with third parties.

Credit Ratings

      On June 26, 2003, Fiat announced the Fiat Relaunch Plan. Following this announcement, Standard & Poor’s announced that it was placing the BB corporate credit ratings of CNH and Case, as well as Fiat’s BB+ corporate credit rating, on credit watch with negative implications.

      On July 7, 2003, Moody’s downgraded Fiat’s long-term senior unsecured debt ratings to Ba3 from Ba1, with a negative outlook. At the same time, Moody’s assigned Fiat a Ba3 senior implied rating, also with a negative outlook. Also on July 7, 2003, Moody’s lowered the senior debt ratings of Case and Case Credit Corporation to Ba3 from Ba2, with a negative outlook. On July 8, 2003, Fitch Ratings downgraded Fiat’s senior unsecured debt rating to BB from BB+, with a negative outlook.

      On July 11, 2003, Standard & Poor’s lowered its corporate credit ratings on CNH and related entities to BB-from BB, with a stable outlook, and removed them from credit watch. Also on July 11, 2003, Standard & Poor’s lowered Fiat’s long-term corporate credit rating to BB- from BB+, with a stable outlook, and removed it from credit watch.

      At December 31, 2003 and as of the date of this report, our long-term unsecured debt was rated BB- by Standard & Poor’s and Ba3 by Moody’s. Fiat’s long-term unsecured debt was rated on par with ours, by both Moody’s and Standard and Poor’s. In addition, our long term unsecured debt was rated BB (high) by Dominion Bond Ratings Service.

      In February 2004, Moody’s reaffirmed their Ba3 rating of Fiat’s long-term unsecured debt, with a negative outlook.

      We cannot assure you that the rating agencies will not further downgrade our or Fiat’s credit ratings. These downgrades have already affected our ability to borrow funds, and further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates.

Cash Flows

Cash Flows from Operating Activities

	For the Years Ended
	December 31,

	2003	2002	2001

	(in millions)
Equipment Operations	$66	$485	$(468)
Financial Services	560	693	286
Eliminations	(22)	(3)	—

Consolidated	$604	$1,175	$(182)

      In 2003, consolidated cash flows from operating activities were $604 million compared to $1.2 billion in 2002 with decreases resulting in both Equipment Operations and Financial Services.

      The decline in year over year cash flows from operating activities for Equipment Operations is due principally to increased cash utilized for working capital (defined by CNH as receivables and inventory less accounts payable), offset by improved Equipment Operations operating results for the year.

      The overall decline in cash flows from operating activities for Financial Services is attributable to increased operating results being more than offset by the increased use of cash for receivables, intersegment activity with Equipment Operations and other assets.

Cash Flow from Investing Activities

	For the Years Ended
	December 31,

	2003	2002	2001

	(in millions)
Equipment Operations	$(221)	$(473)	$(169)
Financial Services	94	(59)	(158)
Eliminations	54	73	55

Consolidated	$(73)	$(459)	$(272)

      Consolidated cash used by investing activities was $73 million in 2003 compared to $459 million in 2002. The reduction in cash used resulted from decreases at both Equipment Operations and Financial Services.

      During 2003, cash used by investing activities at Equipment Operations declined to $221 million from $473 million in 2002. The decline is principally attributed to the completion of the Kobelco and Shanghi acquisitions in 2002. During 2003, no acquisitions of a similar magnitude occurred. Other uses from investing activities remained relatively consistent with prior year levels. These expenditures were principally related to capital expenditures to acquire the property, plant and equipment necessary to introduce new products, enhance manufacturing efficiency, further integrate our operations and expand environmental and safety programs.

      Cash flows from investing activities at Financial Services changed from a use of $59 million for the year ended December 31, 2002 to source of $94 million for the year ended December 31, 2003. This change is attributed to a decrease in cash used to fund operating lease activities.

Cash Flow from Financing Activities

	For the Years Ended
	December 31,

	2003	2002	2001

	(in millions)
Equipment Operations	$1,403	$87	$441
Financial Services	(833)	(593)	(123)
Eliminations	(32)	(70)	(55)

Consolidated	$538	$(576)	$263

      Cash provided by financing activities in 2003 were principally the result of the issuance, on August 1, 2003 and September 12, 2003, of a total $1.05 billion of 9 1/4% Senior Notes due 2011. The 9 1/4% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

      Additionally, on April 7 and 8, 2003 CNH completed a non-cash financing transaction by issuing 8 million shares of Series A Preferred Stock in exchange for $2 billion in Equipment Operations indebtedness owed to Fiat Group companies, of which approximately $1.2 billion was debt maturing in 2003. The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

      Cash provided by financing activities for Equipment Operations in 2003 was $1.4 billion primarily as a result of the issuance of the 9 1/4% Senior Notes, and a net reduction of $484 million of intersegment loans to Financial Services resulting from our strategy to reduce the dependence of Financial Services on Equipment Operations funding. Financial Services used $833 million of cash for financing activities by repaying third-party and intersegment debt, reflecting cash available from operating and investing activities.

Sources of Funding

Funding Policy

      Our policy is to maintain a high degree of flexibility in our funding and investment activities, by using a broad variety of financial instruments to maintain our desired level of liquidity.

      In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets and commercial bank lines and funding Financial Services with a combination of receivables securitizations and on-book financing. A significant portion of our financing has historically come from Fiat and Fiat affiliates.

      A summary of our strategy is:

•	To fund our Equipment Operations short-term financing requirements and to ensure near-term liquidity, we rely primarily on bank facilities, predominantly through uncommitted credit facilities and receivables discounting lines; we also maintain a funding relationship with Fiat through the cash pooling arrangements operated by Fiat in a number of jurisdictions. We manage our aggregate short-term borrowings so as not to exceed availability under our lines of credit with banks and Fiat.

•	As funding needs of our Equipment Operations are determined to be of a longer-term nature, we access medium-and long-term debt markets, as appropriate, to refinance short-term borrowings and replenish our short-term liquidity; we have relied in the past, and may, from time to time, continue to rely on our relationship with Fiat to obtain term funding as a complement to our access to banks and capital markets.

•	We maintain sufficient unutilized committed lines of credit and other liquidity facilities, complemented by available cash and cash equivalents, to cover our expected funding needs on both a short-term and long-term basis.

•	Increasingly, the most significant source of liquidity for our Financial Services business has been the ability to finance the receivables we originate in the secondary markets through loan securitizations. We complement this funding strategy as appropriate with access to bank facilities, both short and long term, to the capital markets and to Fiat funding via its cash pooling arrangements. Our Financial Services business has relied in the past on intersegment notes from Equipment Operations to offset the unavailability of commercial paper funding in certain jurisdictions following our credit rating downgrades; however, it is our policy to reduce such dependency over time and ensure that our Financial Services business can directly fund their operations.

      Certain events might impair our ability to successfully execute our funding strategy.

      Our liquidity needs could increase in the event of an extended economic slowdown or recession. Reduced commodity prices and farm cash receipts, as well as decreased levels of commercial, residential and major infrastructure construction or other adverse economic conditions, would impair the ability of our dealers and retail end users to meet their payment obligations. Higher industry levels of used equipment may affect resale prices and result in decreased cash flows. In addition, in an economic slowdown or recession, our servicing and litigation costs would increase. Any sustained period of increased delinquencies, losses or costs would have an adverse effect on our liquidity. Further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates.

      Adverse changes in the securitization market could impair our ability to originate, purchase and sell receivables or other assets on a favorable or timely basis, as well as affect the interest rate spreads we earn on the receivables we originate, and could have an adverse effect on our asset-backed liquidity facilities. These facilities typically provide financing of a certain percentage of the underlying collateral and are subject to the availability of eligible collateral and, in many cases, the willingness of our banking partners to continue to provide financing. Some of these agreements provide for annual terms, which are extended by mutual agreement of the parties for an additional annual term. Although we expect to replace our financing when our current facilities expire, there can be no assurance that we will obtain financing on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

      Access to funding at competitive rates is key to the growth of our Financial Services core business and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect our Financial Services ability to continue to offer attractive financing to our dealers and end-user customers. On a global level, we will continue to evaluate alternatives to ensure that our Financial Services business continues to have access to capital on favorable terms in support of their business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing, similar to our arrangement entered in 2002 with BPLG, which broadened our product offerings throughout Europe.

Long term debt

      As of December 31, 2003, our consolidated long-term debt was $4.9 billion, including $843 million of current maturities, compared to $5.1 billion and $1.1 billion respectively as of the end of the prior year.

      Equipment Operations long-term debt as of December 31, 2003 was $3.2 billion, including $88 million of current maturities, compared to $3.5 billion and $824 million respectively, as of the end of the prior year. The reduction of long term debt reflects the exchange of $1.2 billion of debt for shares of the Series A Preferred Stock, the maturity of certain notes outstanding, and the offsetting effect of the issuance of $1.05 billion of 9 1/4% Senior Notes maturing in 2011 and of other long term notes to affiliates.

      Equipment Operations long-term debt consisted, as of December 31, 2003, of $1.5 billion in bonds and medium term notes, $1.3 billion of affiliated notes with Fiat and $210 million of medium term loans with third parties. The remaining $109 million related to drawings maturing beyond December 31, 2004 under committed credit lines with banks discussed below.

      Financial Services long-term debt as of December 31, 2003 was $2.4 billion, including $755 million of current maturities, compared to $2.3 billion and $294 million respectively as of the end of the prior year. The increase in long term debt primarily reflects funding the expansion of the Financial Services retail portfolio in Brazil.

      As of December 31, 2003, Financial Services long-term debt consisted of $719 million of borrowings maturing beyond December 31, 2004 under committed credit lines with banks related to our activities in Brazil and $500 million of drawings under a line of credit maturing in December 2004 as discussed below; in addition, Financial Services has $700 million of intersegment term notes payable in 2006, $351 million of affiliated notes with Fiat and $123 million in bonds and medium term notes maturing in 2007.

Commercial paper

      Given our current credit ratings, we have not had access to the commercial paper market since 2000. During 2003 we have formally begun the cancellation of our commercial paper programs. We anticipate canceling all remaining programs in 2004.

Credit and liquidity facilities

      As of December 31, 2003, we had approximately $4.5 billion available under our $7.9 billion total lines of credit, including the asset backed liquidity facilities described below. Approximately $1.3 billion drawn under such lines were classified as long term, while approximately $2.1 billion was classified as short term debt.

      Our ability to incur additional debt may be limited by certain covenants in the 9 1/4% Senior Notes as discussed above.

      The following table summarizes our credit facilities at December 31, 2003:

			Drawn

			Equipment	Financial
	Maturity	Amount	Operations	Services	Total	Available	Guarantor

		(in millions)
Committed Lines:
Revolving syndicated backup credit facility	2005	$1,800	$—	$—	$—	$1,800	Fiat
Backup credit facilities with third parties shared with some Fiat subsidiaries	2004-5	275	—	—	—	275	Fiat
Other backup facilities with third parties	2004-6	150	—	—	—	150	Fiat
Other committed lines guaranteed by Fiat	various	55	55	—	55	—	Fiat
Revolving credit facility (Fin.Serv., USA)	2004	500	—	500	500	—	Fiat
Other committed lines (Fin.Serv., Brazil)	various	866	—	719	719	147	Fiat
Revolving credit facility with Fiat affiliate	2004	1,000	403	294	697	303	Fiat
Other committed lines	various	230	155	53	208	22	—

Total committed lines		4,876	613	1,566	2,179	2,697
Uncommitted Lines		1,112	871	131	1,002	110	—
Asset-backed Programs	2004	1,931	147	83	230	1,701	—

Total credit facilities		$7,919	$1,631	$1,780	$3,411	$4,508

Total Credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$4,646	$458	$1,513	$1,971	$2,675

Committed lines of credit

      As of December 31, 2003, we had approximately $2.7 billion available under our $4.9 billion total committed lines of credit. The majority of such lines are supported by a guarantee from Fiat.

      The $1.8 billion syndicated credit facility represents the amount allocated to us under a $2 billion Fiat syndicated facility maturing July 2005. This facility is available to us and certain of our Financial Services subsidiaries; its original purpose was as a backup to our commercial paper programs in the U.S., and it now provides backup liquidity to our drawings under uncommitted credit lines. An additional $425 million of unutilized credit facilities are available to us for the same purpose, in certain cases under Fiat umbrella lines which are available to other Fiat affiliates as well.

      Our Financial Services business has certain dedicated committed credit facilities available to them which are mostly utilized. In particular, a $500 million revolving credit facility available to us in the U.S. was fully utilized at year end 2003 and 2002. Approximately $719 million was drawn by our Brazilian Financial Services subsidiary under long term facilitated financing arrangements provided by the Banco Nacional de Desenvolvimento Ecomomico e Social (“BNDES”), supported by the Brazilian government under agricultural development programs.

      The $1.0 billion revolving facility with Fiat matures on October 1, 2004 and serves as the umbrella under which we borrow from Fiat for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat. We do not expect Fiat to cancel such pooling arrangements, and the corresponding credit facility under which they operate.

Uncommitted lines of credit

      Our $1.1 billion uncommitted lines of credit primarily reflect facilities available to us in Europe and certain other jurisdictions, under which we discount or factor certain wholesale receivables primarily for our Equipment Operations business, on a “with recourse” basis.

Asset-backed programs

      We also have access to asset-backed commercial paper (“ABCP”) liquidity facilities through which we may sell retail receivables generated in the United States, Canada and Australia. We utilize these facilities to fund new receivable generations prior to selling such receivables in the term ABS markets. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1.7 billion.

      The following table summarizes our asset-backed commercial paper liquidity facilities at December 31, 2003:

	Program
	Size	Availability

	(in millions)
United States (expiring in January 2004)	$1,200	$1,135
Canada (expiring in June 2004)	234	215
Australia (expiring in 2008)	301	301

Total	$1,735	$1,651

      Subsequent to December 31, 2003, we have extended the U.S. facility through January 2005.

      In addition, as of December 31, 2003 we had available an asset backed, €155 million facility under which we were selling certain receivables generated in the U.K., France, Germany and Spain. This facility has been amortizing during the first quarter of 2004 and will terminate on April 8, 2004. Receivables previously sold under this facility have progressively been funded by available liquidity, including liquidity available from the $1.05 billion 9 1/4% Senior Notes due 2011 which were issued in 2003. During 2004, we plan on establishing a new ABCP liquidity facility for wholesale receivables in Europe, with approximately €600 million of conduit capacity; this facility would enable us to reduce the utilization of the uncommitted lines of credit discussed above.

Other Short Term Debt

      As of December 31, 2003, an additional $26 million of other short term debt for our Financial Services subsidiaries was outstanding.

Securitization

      The following table summarizes the principal amount of our retail and wholesale asset-backed securitization programs in the United States, Canada and Australia as well as receivables discounted without recourse and classified as off balance sheet at December 31, 2003 and 2002:

	2003	2002

	(in millions)
Wholesale receivables	$1,550	$1,164
Retail and other notes and finance leases	4,503	4,264
Receivables discounted without recourse	174	171

Total	$6,227	$5,599

Retail

      We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources while contributing to lower our overall cost of funds. We use trusts that are SPEs in securitization transactions to achieve, for the benefit of securitization investors, segregation of the receivables securing the securities issued by the SPE so that they would be beyond the reach of our creditors. This allows the SPE to issue highly-rated securities in a highly liquid and efficient market, thereby providing us with a cost-effective source of funding. Termination of the activities described below would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources could increase our cost of funds and reduce our profit margins, which could materially adversely affect our results of operations.

      We maintain access to the asset-backed term market in the United States, Canada and Australia. During 2003, SPE affiliates of our U.S. credit companies executed $2,477 million in retail asset-backed transactions, SPE affiliates of our Canadian credit companies executed C$455 million in retail asset-backed transactions and SPE affiliates of our Australian credit companies executed A$402 million in retail asset-backed transactions. The securities in each of these transactions are backed by agricultural and construction equipment retail receivables contracts and finance leases originated through our dealerships. CNH Capital applied the proceeds from the securitizations to repay outstanding debt.

      Our receivable asset securitization program is further described in Note 4 “Accounts and Notes Receivables”, to our Consolidated Financial Statements. In the program, retail finance receivables are sold to limited purpose, bankruptcy-remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities and make payments on the securities. At December 31, 2003, $4.5 billion of asset-backed securities issued to investors out of U.S., Canadian and Australian SPEs were still outstanding with a weighted average remaining maturity of between 16 to 17 months.

      Due to the nature of the assets held by the SPEs and the limited nature of each SPE’s activities, they are each classified as a QSPE under SFAS No. 140. In accordance with SFAS No. 140, assets and liabilities of QSPEs are not consolidated in our consolidated balance sheets.

      We agree to service the receivables transferred to the QSPEs for a fee and earn other related ongoing income customary with the programs and in accordance with generally accepted accounting principles. We also may retain all or a portion of subordinated interests in the QSPEs; these interests are reported as assets in our Consolidated Balance Sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in Note 4, “Accounts and Notes Receivable” to the Consolidated Financial Statements.

      No recourse provisions exist that allow holders of the asset-backed securities issued by the QSPEs to put those securities back to us. Moreover, we do not guarantee any securities issued by the QSPEs. Our exposure related to these QSPEs is limited to the cash deposits held for the benefit of the holders of the asset-backed securities issued by the QSPEs including the retained interests in the QSPEs, which are reported in our consolidated Balance Sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as Servicer, when the servicing of the sold contracts becomes burdensome.

      We intend to continue our financing activity in the United States, Canadian and Australian asset-backed term markets as long as it continues to provide low rate financing.

Wholesale

      CNH also sells wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned SPE, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

      Upon the sale of receivables to a SPE in a securitization transaction, receivables are removed from the balance sheet and proceeds are received for the difference between the receivables sold and the undivided interests in receivables that are required to be retained by us. In the event of a reduction in the receivables pool sold caused by charge-offs, the investors in the facility have recourse against our retained interests in the sold receivables. These retained interests fluctuate with the size of the sold portfolio as they are specified as percentages of the sold receivables. Investors have no recourse to us in excess of these retained interests. We continue to service the sold receivables and receive a fee, which approximates the fair value of the servicing obligation.

      The facilities consist of a 364-day, C$325 million facility that is renewable annually (June 2004) upon agreement of the parties and a new facility established for the U.S. wholesale receivables portfolio. During 2003, CNH established a new wholly owned bankruptcy-remote SPE, which in turn established a new master trust facility to replace the privately structured facilities that existed at December 31, 2002. The new master trust facility consists of $522 million term senior and subordinated asset-backed notes with a 2 year maturity, $522 million term senior and subordinated asset-backed notes with a 3 year maturity and a 364-day, $500 million conduit facility that is renewable annually (September 2004) at the sole discretion of the purchasers.

      At December 31, 2003, C$325 million and $1,297 million were outstanding under these facilities, consisting of C$441 million and $1,525 million of wholesale receivables sold less our retained undivided interest of C$116 million and $228 million. At December 31, 2002, $958 million was outstanding under the former U.S. facilities, consisting of $1,153 million of wholesale receivables sold less our retained undivided interest of $195 million. For the Canadian facility at December 31, 2002, C$325 million was outstanding, consisting of C$382 million of wholesale receivables sold less our retained undivided interest of C$57 million. Additional information regarding these transactions is described in Note 4, “Accounts and Notes Receivable” to the Consolidated Financial Statements.

Other

      In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. For the year ended December 31, 2003 and 2002, $174 million and $171 million of wholesale receivables remained outstanding under these programs. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

      In Europe, our joint venture with BPLG, held approximately $1.2 billion and approximately $700 million of receivables from CNH related transactions as of December 31, 2003 and 2002, respectively.

Pension and Other Post-Retirement Benefits

      Due to the poor performance of equity markets in 2000, 2001 and 2002, the value of our pension fund assets, which principally relate to plans in the United States and United Kingdom, declined. SFAS No. 87, “Employers’ Accounting for Pensions” requires recognition of an additional minimum liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. At December 31, 2003, this resulted in a decrease in accumulated other comprehensive income, a component of shareholders’ equity, of approximately $398 million, net of tax of $222 million. These amounts are essentially unchanged from December 31, 2002.

      A key factor in determining our pension obligation is the expected long-term rate of return on plan assets, which reflects management’s expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans’ historical returns, their asset allocation and investment strategy, as well as the views of investment managers and other large pension plan sponsors. The average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, was 10.25% over the last ten years and 12.06% over the past 20 years. After considering all relevant factors, management reduced its estimate of the expected long-term rate of return on plan assets. CNH used an assumed long-term rate of return of 8.75% for the U.S. plans and between 6.00% and 7.50% for non-U.S. plans beginning in 2003.

      We have experienced a continuing high level of other post-retirement employee benefit costs, principally related to health care, during 2003. Consequently, we will maintain the 2003 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2004 despite earlier expectations that this rate would decrease.

      Overall, we anticipate that expense related to employee medical and pension costs will increase by approximately $30 million in 2004. During 2003, we contributed $75 million to our U.S. pension plans and we anticipate that we will make contributions in 2004 of up to $155 million. We anticipate that cash flows for other post-retirement employee benefit costs will rise somewhat in 2004 compared to 2003, but not significantly.

      Effective January 31, 2003, we began providing matching contributions to the CNH defined contribution plans in the form of CNH common shares rather than cash.

      In March 2003, a temporary interest rate relief bill was enacted by Congress that mitigated the impact of a decline in interest rates used in pension funding calculations required by the U.S. Government. Congress is currently considering legislation that would extend interest rate relief beyond 2003. The planned employer contributions in 2004 for CNH’s U.S. defined benefit plans are currently based on the assumption that this legislation will be enacted. In the event the pending legislation does not become law, employer contributions required by CNH in 2004 and later years could increase significantly.

C. Research and Development, Patents and Licenses, etc.

      Our research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. We incurred $259 million, $283 million and $306 million of research, development and engineering costs in the years ended December 31, 2003, 2002, and 2001, respectively.

      We also benefit from the research, development and engineering expenditures of our joint ventures, which are not included in our research, development and engineering expenditure figures, and from the continuing engineering efforts of our suppliers.

Patents and Trademarks

      Agricultural Equipment — We are promoting the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products. We sell some products under heritage brand names or sub-brand names such as Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler.

      Construction Equipment — For construction equipment under New Holland, we are promoting the New Holland Construction, O&K, Kobelco and FiatAllis brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and logo.

      Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case, IH and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks.

      We, through New Holland and Case, have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,000 patents, and over 800 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.

      Agricultural equipment market outlook for 2004 — We expect North American industry sales of combines and over-40 horsepower tractors to show a 3 to 5 percent improvement from 2003 levels, with most of the increase in tractor sales likely in the first half of the year. In Europe, industry sales of tractors and combines are expected to decline by as much as 3 to 5 percent for the year. In Latin America, tractor sales may be off slightly, while combine sales are expected to decline moderately following an exceptionally strong performance in 2003.

      Construction equipment market outlook for 2004 — Industry sales of both heavy and light construction equipment are expected to increase slightly in North America in 2004. In Europe where there is no clear sign of recovery as yet, we believe that industry sales of both light and heavy construction equipment should be flat.

      CNH Outlook for 2004 — In 2004, we expect the bottom line contribution from new products launched in 2002 and 2003 to grow, through both higher volumes and improved pricing realization. The new products launched in 2003 should position us to take full advantage of the expected growth in the markets. Continued progress on our profit improvement initiatives are also expected to yield tangible results with most of the benefits in 2004 coming from our global sourcing and footprint rationalization actions.

      These gains are expected to be partially offset by an increase in medical costs for active employees and retirees of about $30 million for the year. Our profit performance may also be impacted should the dollar weaken further against the euro and yen.

      In 2004, we expect to incur restructuring charges of about $100 million, pretax, as we should complete most of our restructuring initiatives. These initiatives, begun in 2000, have helped position us for continued bottom line growth in 2004.

      Through a combination of margin improvement and top line growth, we expect to achieve a 2004 improvement in the bottom line comparable to that of 2003, excluding restructuring charges.

E. Off Balance Sheet Arrangements.

      We have incorporated a discussion of our off balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Item 5. B. Liquidity and Capital Resources” for a detailed description of our off balance sheet arrangements.

F. Contractual Obligations.

      The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2003 are as follows:

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

	(in millions)
Long-Term Debt	$4,886	$843	$2,319	$385	$1,339
Operating Leases(1)	199	43	50	34	72

Total Contractual Cash Obligations	$5,085	$886	$2,369	$419	$1,411

(1)	Minimum rental commitments.

      We expect that our Other Long-Term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.

Other Long-Term Liabilities

      Financial Services private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $2.7 billion and $2.8 billion for the years ended December 31, 2003 and 2002, respectively.

      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2003, total commitments of this type total approximately $201 million.

      As of December 31, 2003, we have restructuring reserves totaling approximately $72 million. Of this total, approximately $50 million will ultimately be settled in cash. We anticipate this settlement will occur in 2004.

      While our funding policy requires contributions to our defined benefit plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2004, we project total contributions to our defined benefit plans of approximately $220 million, including currently anticipated discretionary contributions of up to $155 million to our U.S. plans.

      Our post-retirement health and life insurance plans are unfunded. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2004, we anticipate contributions to our post-retirement health and life insurance plans of approximately $65 million.

      As of December 31, 2003, we have accrued income taxes payable in 2004 of approximately $15 million. Income tax payments beyond 2004 are contingent on many variable factors and can not be reasonably predicted.

      Based on current and projected debt levels, we anticipate cash payments for interest expense in 2004 of approximately $250 million and $175 million for Equipment Operations and Financial Services, respectively. Interest expense payments beyond 2004 are contingent on many variable factors and can not be reasonably predicted.

Purchase Obligations

      We estimate that for 2004, expenditures for property, plant and equipment and other investments to support our profit improvement initiatives, our new product programs and other requirements will be approximately $210 million.

      The Kobelco Japan alliance allows for CNH to increase its interest in Kobelco Japan from 20% to 35% by the third quarter of 2004 for $63 million.

      Purchase orders made in the ordinary course of business are excluded from this section. Any amounts for which we are liable under purchase orders are reflected in our Consolidated Balance Sheets as accounts payable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

      As of March 31, 2004, our directors and our executive officers are as set forth below:

		Director/
		Executive
Name	Position with CNH	Officer Since

Jean-Pierre Rosso	Director and Chairman	1999
Alfredo Diana	Director	1999
Edward A. Hiler	Director	2002
Katherine M. Hudson	Director	1999
Kenneth Lipper	Director	1996
Paolo Monferino	Director, President and Chief Executive Officer	2000
Giuseppe Morchio	Director	2003
Michael E. Murphy	Director	2002
James L.C. Provan	Director	1995
Michel Lecomte	Chief Financial Officer	2000
Harold D. Boyanovsky	President, Construction Equipment Business	1999
Mario Ferla	President of CNH Capital Corporation	2003
William J. McGrane III	Vice President, Corporate Controller	2003
Roberto Miotto	Senior Vice President, General Counsel and Secretary	1991
Giovanni B. Ravina	Senior Vice President, Human Resources	2000
Roland Sundén	President, Agricultural Equipment Business	2004

      Directors are elected for an indefinite term and serve until their removal, resignation or termination.

      Jean-Pierre Rosso, Director and Chairman, born on July 11, 1940, has served as Chairman of the Board of Directors of CNH since November 12, 1999 and as its Chief Executive Officer until November 7, 2000. Prior to this, Mr. Rosso served as Chairman and Chief Executive Officer of Case from October 1997 until November 1999. From March 1996 through October 1997, he served as Case’s Chairman, President and Chief Executive Officer, and from April 1994 through March 1996, he served as its President and Chief Executive Officer. Prior to April 1994, Mr. Rosso served in various capacities with Honeywell, Inc., a producer of advanced technology products, including as President of the Home and Building Control Business from 1992 through April 1994, and as President of its European operations from 1987 through 1991. Mr. Rosso is also director of ADC Telecommunications, Inc. and Medtronic, Inc.

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

      Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University System as Vice Chancellor for Agriculture and Life Sciences and dean of the College of Agriculture and Life Sciences. He is also Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at Ohio State University. He has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer, Dr. Hiler is the author of over 100 professional publications.

      Katherine M. Hudson, Director, born on January 19, 1947, has served as a director of CNH since November 1999. Ms. Hudson served as the President and Chief Executive Officer of Brady Corp., an international manufacturer of identification and material solution products, from January 1994 to April 2003. Prior to assuming her position with that company, she was Vice President and General Manager of the Professional, Printing and Publishing Imaging Division of Eastman Kodak Company. Prior to the business merger of New Holland and Case, Ms. Hudson served as a director of Case since 1996. Ms. Hudson is also a Director of Charming Shoppes, Inc.

      Kenneth Lipper, Director, born on June 19, 1941, has served as a director of CNH since 1996. He is the Chairman of Lipper & Company, Inc., since 1987. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and an associate and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce from 1968 to 1969. Mr. Lipper was an associate lawyer with the law firm of Fried, Frank, Harris, Shriver & Jacobson from 1967 to 1968.

      Paolo Monferino, Director, President and Chief Executive Officer, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of the Company’s wide-ranging integration plan. Mr. Monferino has more than 20 years of experience in the agricultural and construction equipment business beginning in the United States with FiatAllis, a joint venture between Fiat’s construction equipment business and Allis Chalmers. In 1983, he was named Chief Executive Officer of FiatAllis’ Latin American operations in Brazil. Two years later, he was appointed Chief Operating Officer at FiatAllis and in 1987 was named the Chief Operating Officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech’s 1991 acquisition of Ford New Holland, Monferino was named executive vice president of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies.

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

      James L. C. Provan, Director, born on December 19, 1936, has served as director of CNH, and previously of New Holland, since 1995. A farmer in Scotland, Mr. Provan was elected to the European Parliament in 1979 where he is currently Vice-President (Deputy Speaker) and chairs the Conciliation Committee to the Council of Ministers and the Internal Audit Committee. He has also served on the Agriculture Committee, the Environment and Consumer Affairs Committee and the Transport and Tourism Committee. Mr. Provan has been Chairman of the Board of the Rowett Research Institute, Aberdeen, one of Europe’s leading nutritional research centers, for ten years. Mr. Provan was Chairman of McIntosh Donald & McIntosh of Dyce (food company in Scotland) from 1989 to 1994 and Chairman of Baxters (Milnathort) Ltd. (agricultural engineering and distribution) from 1965 to 1975.

      Michel Lecomte, Chief Financial Officer, born on January 27, 1949, was appointed Chief Financial Officer and President, Financial Services and President, CNH Capital on November 8, 2000. Prior to joining CNH, Mr. Lecomte served as Chief Financial Officer of Iveco, a sector of the Fiat Group and Transolver, Iveco’s financial services business. From 1989 to 1996, he served as Chief Financial Officer of the Framatome Group based in France. Mr. Lecomte also served as Chief Financial Officer of CertainTeed Corporation in the United States from 1984 to 1989.

      Harold D. Boyanovsky, President, Construction Equipment Business, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 – October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

      Mario Ferla, President, CNH Capital, born on September 28, 1946, was appointed President, CNH Capital in 2003 and Chief Operating Officer for CNH Capital in 2001. Mr. Ferla served as Executive Vice President of Fremont General Credit Corporation, a commercial and real estate lending operation in Santa Monica, California, from 1997 to 2001. From 1975 to 1997, Mr. Ferla held a variety of positions with General Electric Company, including various officer positions with GE Capital Corporation from 1988 to 1997.

      William J. McGrane III, Vice President, Corporate Controller of CNH America LLC, born on October 26, 1969, was appointed Vice President, Corporate Controller in March 2003. He served as the Vice President and Controller of CNH Capital from June 2001 until March 2003. Prior to joining CNH, Mr. McGrane held the position of Controller for GE Capital Corporations’ Auto Financial Services business, where he was employed from December 1998 until June 2001. From 1992 to 1998, he held a variety of positions with Arthur Andersen LLP. Mr. McGrane holds Bachelors of Science degrees in Finance and Accountancy from the University of Illinois and a Masters of Management degree from the J.L. Kellogg Graduate School of Management.

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

      Roland Sundén, President, Agricultural Equipment Business, born on August 20, 1953, was appointed President, Agricultural Equipment Business on January 12, 2004. Prior to joining CNH, Mr. Sundén served as Executive Vice President for Volvo Construction Equipment in Belgium from April 2000 until December 2003. Mr. Sundén began his career with Volvo in 1978 as a Design Engineering Specialist. In 1981 he spent two years as a Project Manager and Senior Development Engineer at Allied Signal in the U.S. Mr. Sundén returned to Volvo in 1983 as a Program Manager for Flygmotor’s Rocket Engine Program. He subsequently held a broad range of management and executive positions — including Director of Space Technology at Volvo Flygmotor from October 1985 until March 1990; Vice President and General Manager, Space Propulsion at Volvo Aero Corporation from April 1990 until December 1993; Senior Vice President, Military Engines at Volvo Aero Corporation from January 1994 until January 1998; Executive Vice President at Volvo Aero Corporation in 1998; and President & CEO of the U.S.-based Volvo Bus North America Operations from October 1998 until April 2000.

B. Compensation.

Directors Compensation

      The following table summarizes remuneration paid to or accrued for Directors for the year ended December 31, 2003, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant	Alfredo	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Jean-Pierre	Paolo
	Price	Diana	Hudson	Lipper	Provan	Hiler	Murphy	Rosso	Monferino	Total

Periodic Remuneration in Cash:
Salary		$—	$—	$—	$—	$—	$—	$446,007	$1,864,435	$2,310,442
Meeting Fees		28,750	22,500	13,750	28,750	21,250	21,250	—	—	136,250
Annual Fees		10,000	—	20,000	—	20,000	15,000	—	—	65,000
Common Shares Granted:
1/31/03	$15.70	—	—	—	8,745	—	5,244	—	—	13,989
5/07/03	9.15	—	—	—	8,757	—	5,252	—	—	14,009
8/04/03	9.90	5,000	—	—	9,999	—	5,999	—	—	20,998
11/03/03	13.49	5,005	—	—	9,996	—	6,003	—	—	21,004
Future Remuneration:
Pension Plan		—	—	—	—	—	—	58,400	84,421	142,821
Allowance Upon Termination		—	—	—	—	—	—	—	162,157	162,157
Bonus:
Cash		—	—	—	—	—	—	352,800	620,934	973,734
Restricted Stock		—	—	—	—	—	—	138,690	267,723	406,413
Loans:		—	—	—	—	—	—	—	—	—

Total		$48,755	$22,500	$33,750	$66,247	$41,250	$58,748	$995,897	$2,999,670	$4,266,817

      Outside directors also may elect to have a portion of their compensation paid in stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from CNH.

Other Executive Officers’ Compensation

      The aggregate amount of compensation paid to or accrued for executive officers that held office during 2003 was approximately $5.2 million.

      Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $745,000, $446,000 and $1,717,000 in 2003, 2002 and 2001, respectively. The aggregate amount paid or set aside by CNH with respect to pension and similar benefits during 2003, including $275,000 related to the Individual Top Hat Scheme, totaled approximately $499,000.

      Certain CNH officers were a party to “Change in Control” agreements in 1999 that provided for severance benefits if the officer’s employment terminated other than for “cause” within 12 months following a potential change in control or within 24 to 36 months following a change in control. Those agreements were either exercised or amended in 2000. The amendment included three annual installment payments, the first of which was paid in 2000. The aggregate amounts paid by CNH to its current executive officers under these agreements were approximately $350,000 in 2002, 2001 and 2000, respectively. The aggregate amounts paid by CNH to all officers under these agreements were approximately $750,000 in 2002, 2001 and 2000, respectively.

CNH Outside Directors’ Compensation Plan

      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), which was amended in 2003, provides for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH by way of quarterly stock grants at the end of each Plan Year Quarter; (2) an annual grant of 20,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) in lieu of the quarterly stock grants, an opportunity to receive all or a portion of their Annual Fees in cash (“Cash Election”); (4) an opportunity to convert all or a portion of their Annual Fees into stock options (“Stock Option Election”); and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the Annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. The Stock Option Election gives the outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. The exercise price of all options granted under the CNH Directors’ Plan is equal to or greater than the fair market value of our common shares on the date of grant. There are 1 million common shares reserved for issuance under this plan. As of February 28, 2004, there were 848,694 common shares available for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	82,464	$33.10	48,314	$42.00	24,151	$59.25
Granted	60,036	10.28	39,322	21.35	28,456	30.20
Forfeited	—	—	(5,172)	29.35	(4,293)	60.45

Outstanding at end of year	142,500	22.76	82,464	33.10	48,314	42.00

Exercisable at end of year	95,009	25.68	61,954	31.80	31,814	31.80

*	Weighted-average

      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2003:

	Options Outstanding			Options Exercisable

	Shares		Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Contractual Life*	Price*	Exercisable	Price*

$ 9.15 - $26.20.	97,984	9.0	$13.52	55,460	$13.47
$26.21 - $40.00.	24,657	7.4	30.31	19,690	30.39
$40.01 - $56.00.	5,882	6.8	49.31	5,882	49.31
$56.01 - $77.05.	13,977	6.3	63.04	13,977	63.04

*	Weighted-average

CNH Equity Incentive Plan

      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, we granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The 2001 exercise price was based upon the average official price of our common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. The original $3,729,600 of compensation cost related to the 2001 award has been deferred and is being charged to expense over the four-year service period of the related options. No options were granted in 2003 under the CNH EIP. As of December 31, 2003, there were 2,611,254 common shares available for issuance under the CNH EIP.

      The following table reflects option activity under the CNH EIP for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	3,219,995	$34.35	1,907,182	$48.65	1,040,387	$68.85
Granted	—	—	1,424,140	16.20	1,065,600	31.70
Forfeited	(503,153)	41.97	(111,327)	46.60	(198,805)	63.75

Outstanding at end of year	2,716,842	32.94	3,219,995	34.35	1,907,182	48.65

Exercisable at end of year	1,216,093	42.43	774,780	57.10	355,585	68.85

*	Weighted-average

      The following table summarizes outstanding stock options under the CNH Equity Incentive Plan at December 31, 2003:

	Options Outstanding			Options Exercisable

	Shares		Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Contractual Life*	Price*	Exercisable	Price*

$15.20 - $26.20	1,275,215	8.6	$16.18	320,284	$16.18
$26.21 - $40.00	818,600	7.6	31.70	410,800	31.70
$40.01 - $77.05	623,027	6.1	68.85	485,009	68.85

*	Weighted-average

      Under the CNH EIP, shares may also be granted as restricted shares. We establish the period of restriction for each award and hold the shares during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date.

      We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of the CNH Board of Directors. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provides a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP. Since the specified target was achieved, we issued 207,215 restricted shares under the program in 2003, which will vest in March 2004. Additionally, for individuals electing to not take the restricted stock earned under the 2002 Special Incentive Program, CNH agreed to issue an equivalent number of common shares if the individual remained employed by CNH as of the vesting date for the restricted shares issued to other participants in the 2002 Special Incentive Program. No restricted shares were awarded during 2002 and 2001. At December 31, 2003, restricted common shares outstanding under the EIP, including the 2002 Special Incentive Program, totaled 209,783 shares.

      Beginning in 2004 awards granted under the EIP will be subject to the achievement of certain performance criteria over a 3-year period, as defined by the Nominating and Compensation Committee of our Board of Directors. Under this program, earned awards will be satisfied equally with cash and CNH common shares.

Fiat Stock Option Program

      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2003 follows:

		Exercise Price		Options
	Date of Grant
Year of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

1999	€29.38	€28.45	€26.12	53,300	24,900	(18,400)	—	59,800	59,800
2000	33.00	30.63	28.12	102,500	72,000	(8,000)	—	166,500	124,875
2001	26.77	27.07	24.85	50,000	30,000	—	—	80,000	40,000
2001	18.06	18.00	16.52	249,000	83,000	(41,000)	—	291,000	145,500
2002	11.88	11.16	10.39	513,000	78,000	(36,000)	—	555,000	138,750

      The original exercise prices, which were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant, were subsequently modified by Fiat. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH during 2003. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

C. Board Practices.

      Responsibility for our management lies with our Board of Directors, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders and do not have fixed terms of office.

      We have an Audit Committee, a Nominating and Compensation Committee, and a Finance Committee of the Board of Directors.

      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Audit Committee are to recommend the selection and review the activities of our independent public accountants, and to exercise general oversight with respect to our financial reporting process and internal accounting controls. The committee currently consists of Ms. Hudson and Messrs. Provan, Diana and Murphy. Ms. Hudson serves as chairperson of this committee. All of the committee’s members are independent directors, and each of Ms. Hudson and Mr. Murphy is an “audit committee financial expert” for the purposes of the Sarbanes-Oxley Act of 2002.

      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Nominating and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of our executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The committee currently consists of Messrs. Morchio, Provan, Diana and Hiler. Mr. Morchio serves as chairperson of this committee.

      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Finance Committee are to review and make recommendations on major transactions, programs or policies, including acquisitions, joint ventures or divestitures, capital investments, short-term or long-term financing, including the public offering or private placement of debt securities, sale, repurchase or split of equity securities, and financial and hedging policy of CNH. The committee currently consists of Ms. Hudson and Mr. Hiler. Ms. Hudson serves as chairperson of this committee.

D. Employees.

      At December 31, 2003, 2002, and 2001 we had approximately 26,800, 28,500 and 28,100 employees, respectively. There were approximately 19,500 employees in the agricultural equipment business, 4,700 in the construction equipment business and 900 in the financial services business, with the remaining 1,700 shared by all business units. As of December 31, 2003, as broken down by geographic location, there were 9,200 employees in North America, 13,000 employees in Europe, 2,400 employees in Latin America and 2,200 employees in the Rest of World.

      Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 3,000 of our active and retiree hourly production and maintenance employees in the United States, expires May 2, 2004. Labor agreements covering employees in certain European countries generally expire annually. We can offer no assurance that future contracts with the UAW or any of our other union contracts or labor agreements will be renegotiated upon terms that are acceptable to us.

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

E. Share Ownership.

      All of our directors and executive officers beneficially own, or were granted options with respect to, less than one percent of our issued common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Elective option awards vest immediately upon grant. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.

      Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for Directors as of December 31, 2003:

	Grant	Exercise	Alfredo	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Jean-Pierre	Paulo
	Date	Price	Diana	Hudson	Lipper	Provan	Hiler	Murphy	Rosso	Monferino	Total

Opening Balance as of January 1, 2003
(automatic option)	11/20/1999	$77.03	750	750	750	750	—	—	—	—	3,000
	2/29/2000	56.10	624	624	713	624	—	—	—	—	2,585
	4/18/2000	68.85	—	—	—	—	—	—	—	45,000	45,000
	6/6/2000	60.63	577	577	660	577	—	—	—	—	2,391
(automatic option)	6/7/2000	60.00	1,500	1,500	1,500	1,500	—	—	—	—	6,000
	9/4/2000	49.55	706	706	807	706	—	—	—	—	2,925
	12/3/2000	49.08	713	713	815	713	—	—	—	—	2,954
	3/2/2001	38.63	906	906	1,036	906	—	—	—	—	3,754
	5/2/2001	26.90	1,301	1,301	1,487	1,301	—	—	—	—	5,390
(automatic option)	5/3/2001	27.88	1,500	1,500	1,500	1,500	—	—	—	—	6,000
	7/31/2001	36.35	963	963	1,101	963	—	—	—	—	3,990
	10/29/2001	26.25	1,333	1,333	1,524	1,333	—	—	—	—	5,523
	1/27/2002	29.48	1,188	1,188	1,357	1,188	—	—	—	—	4.921
	5/6/2002	26.60	1,316	1,436	1,368	1,316	—	—	—	—	5,436
(automatic option)	5/7/2002	26.43	1,500	1,500	1,500	1,500	1,500	—	—	—	7,500
	7/22/2002	16.18	—	—	—	—	—	—	—	34,000	34,000
	8/2/2002	15.23	2,299	2,627	2,299	—	2,299	—	—	—	9,524
(automatic option)	9/3/2002	18.53	—	—	—	—	—	1,011	—	—	1,011
	11/4/2002	15.18	2,307	2,636	2,307	—	2,307	—	—	—	9,557

Opening Total			19,483	20,260	20,724	14,877	6,106	1,011	—	79,000	161,461

Vested/Not Exercised			16,483	17,260	17,724	11,877	4,606	—	—	45,796	113,746
Not Vested			3,000	3,000	3,000	3,000	1,500	1,011	—	33,204	47,715
Options Granted in 2003*	1/31/2003	16.00	2,229	2,547	2,229	—	2,229	—	—	—	9,234
	5/7/2003	9.00	3,827	4,374	3,827	—	3,827	—	—	—	15,855
(automatic option)	5/8/2003	9.00	6,194	6,212	6,380	6,194	4,000	4,000	—	—	32,980
	8/4/2003	10.00	—	1,136	—	—	—	—	—	—	1,136
	11/3/2003	13.00	—	834	—	—	—	—	—	—	834

2003 Sub-Total			12,250	15,103	12,436	6,194	10,056	4,000	—	—	60,039
Options Exercised in 2003			—	—	—	—	—	—	—	—	—

Closing Balance as 12/31/03
Closing Total			31,733	35,363	33,160	21,071	16,162	5,011	—	79,000	221,500

Vested/Not Exercised			22,539	26,151	23,780	11,877	10,662	—	—	45,796	140,805

Not Vested			9,194	9,212	9,380	9,194	5,500	5,011	—	33,204	80,695

      Effective January 31, 2003, we began providing matching contributions to our U.S. Defined Contribution Plan in the form of CNH common shares rather than in cash. Employees may transfer these contributions out of the CNH stock fund after a maximum of 90 days. For the year ended December 31, 2003, approximately 1,463,000 shares were contributed to this plan. Our 5% fixed contribution to the plan continues to be funded in cash. Employees may not elect to invest any of their own contributions in CNH common shares.

      We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of our Board of Directors. Effective for the 2002 plan year only, the 2002 Special Incentive Program was approved which provided a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP and these shares will vest during March 2004.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.

      Our outstanding capital stock consists of common shares, par value €2.25 per share and Series A Preferred Stock, par value €2.25 per share. As of March 31, 2004, there were 133,046,263 common shares and 8,000,000 shares of Series A Preferred Stock outstanding. At March 31, 2004 we had approximately 736 registered holders of record of our common shares in the United States, holding approximately 16% of the outstanding common shares. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

      The following table sets forth the outstanding common shares of CNH as of March 31, 2004:

	Number of
	Outstanding	Percentage
	Common	Ownership
Shareholders	Shares	Interest

Fiat Netherlands	111,866,037	84%
Other shareholders	21,180,226	16

Total	133,046,263	100%

      All of the Series A Preferred Stock is held by Fiat and an affiliate. Each of our directors and executive officers, individually and collectively, own less than 1% of our common shares.

      We are controlled by our largest single shareholder, Fiat Netherlands, a wholly owned subsidiary of Fiat. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders. None of the Series A Preferred Stock is held by a shareholder in the United States.

B. Related Party Transactions.

      On April 7 and 8, 2003, we issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

      The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to our shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company’s equity after all its debts have been discharged will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

      In June 2002, Fiat exchanged $1.3 billion of our debt for 65 million common shares, equal to $1.3 billion divided by $20 per share, which was the price per share at which we sold 10 million shares in our concurrent public offering.

      We continue to rely on Fiat to provide either guarantees or funding in connection with some of our external debt financing needs. At December 31, 2003, our outstanding debt with Fiat and its affiliates was approximately 35% of our total debt, compared with 50% at December 31, 2002. Fiat guarantees $1.4 billion of our debt with third parties or approximately 20% of our outstanding debt. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2003, we paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum while in 2002 the guarantee fee ranged between 0.03125% and 0.125% per annum and 2001 guarantee fees were between 0.0625% and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and in any event until December 31, 2004. While no extension of this agreement was formalized as of December 31, 2003 or as of the date of this report, we believe that it is not the current intention of Fiat to withdraw its support of us. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day to a central pooling account. Our positive cash balances, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash balances are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pool or may benefit from guarantees of payment by certain Fiat Group members. As a result, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such funds. We cannot assure you that in the future the operation of this cash management system may not adversely impact our ability to recover our funds to the extent one or more of the above-described events were to occur.

      We purchase some of our engines and other components from the Fiat Group and companies of the Fiat Group provide us with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. We sell certain products to subsidiaries and affiliates of Fiat. In addition, we enter into hedging arrangements with counterparties that are members of the Fiat Group. In 2003, 2002 and 2001, we purchased approximately $584 million, $416 million, and $239 million, respectively in goods and services, from companies in the Fiat Group. Our principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., robotic equipment and paint systems from Comau Pico Holdings Corporation, dump trucks from

Astra V.I. S.p.A., and castings from Teksid. We also purchase tractors from our Mexican joint venture for resale in the United States.

      Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third-party customers. Fiat provides internal audit services at the direction of our internal audit area in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. We purchase network and hardware support from and we outsource a portion of our information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage. We purchase research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

      For material related party transactions, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

      If the goods or services or financing arrangements described above were not available from Fiat, we would have to obtain them from other sources. We can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.

      Fiat has executed, on our behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 2003, and 2002, we were parties to derivative or other financial instruments having an aggregate contract value of $977 million and $334 million, respectively, to which affiliates of Fiat were counterparties. Our management believes that the terms of the foreign exchange and interest rate-related contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.

      Additionally, certain of our executives participate in the stock option program of Fiat as described in Note 19, “Option and Incentive Plans”, of our Consolidated Financial Statements.

C. Interests of Experts and Counsel.

      Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

      See Item 18. “Financial Statements” for a list of the Financial Statements filed with this document.

B. Significant Changes.

      No significant changes have occurred since the date of the Consolidated Financial Statements.

Item 9. The Offer and Listing

A. Offer and Listing Details.

      Our common shares are quoted on the New York Stock Exchange under the symbol “CNH”. The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated (as adjusted to reflect the 1-for-5 reverse stock split we effected on April 1, 2003):

Common Share Price

	High	Low

Most recent six months:
March 2004	$18.88	$16.99
February 2004	18.75	16.45
January 2004	17.72	16.37
December 2003	17.02	14.16
November 2003	13.88	12.70
October 2003	13.81	12.47
Year ended December 31, 2003
First Quarter	$19.00	$5.95
Second Quarter	10.05	7.25
Third Quarter	14.42	8.34
Fourth Quarter	17.02	12.47
Full Year	19.00	5.95
Year ended December 31, 2002
First Quarter	$32.15	$19.50
Second Quarter	29.10	19.95
Third Quarter	20.70	14.05
Fourth Quarter	19.50	14.00
Full Year	32.15	14.00
2001	$48.75	$25.50
2000	$74.05	$37.80
1999	$90.00	$43.75

      On March 31, 2004, the last reported sales price of our common shares as reported on the New York Stock Exchange was $18.72 per share. There were approximately 736 registered holders of record of our common shares in the United States as of that date.

B. Plan of Distribution.

      Not applicable.

C. Markets.

      The outstanding common shares of CNH are listed on the New York Stock Exchange under the symbol “CNH”.

D. Selling Shareholders.

      Not applicable.

E. Dilution.

      Not applicable.

F. Expenses of the Issue.

      Not applicable.

Item 10. Additional Information

A. Share Capital.

      Not applicable.

B. Memorandum and Articles of Association.

      Set forth below is a summary description of the material provisions of our Articles of Association, effective April 1, 2003 (the “Articles of Association”), and particular provisions of Dutch law relevant to CNH’s statutory existence. This summary does not restate our Articles of Association or relevant Dutch law in their entirety.

Registration and Objectives

      CNH is registered at Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.

      As provided in its Articles of Association, CNH’s objectives are to:

•	engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

•	engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which CNH may deem suitable to be carried on in conjunction with the foregoing;

•	render management and advisory services;

•	issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies; and

•	do anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objectives set out in the foregoing paragraphs.

Authorized Capital

      Our authorized share capital is €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A preference shares (the “preference shares”) with each having a par value of €2.25 per share. We will issue common shares only in registered form. We have appointed JP Morgan Chase Bank as our agent to maintain the share register relating to the common and preference shares and to act as transfer agent and registrar for the common and preference shares.

Dividends

      Our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our board of directors. The shareholders have discretion as to the use of that portion of our annual profits remaining after the establishment of reserves and payment of dividends on the preference shares for distribution of dividends on the common shares only. However, no dividends were distributed to the preference shares in 2003 and no dividends may be distributed to the preference shares for 2004. The dividends on the preference shares are not cumulative. Moreover, the board of directors may defer the payment of dividends on the preference shares for a period not to exceed five consecutive annual periods, in which case payment of dividends on common shares for the relevant financial year will be deferred for the same period. A resolution to reduce the capital of the preference shares or apply the share premium reserve attributable to the preference shares to recoup losses CNH has suffered requires the prior approval of all holders of the preference shares.

      The board of directors may recommend to the shareholders that they resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon dissolution of CNH. However, we may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate share capital plus required statutory reserves. The board of directors may resolve that we pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to CNH.

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

      Each share of the common shares and the preference shares, including the Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires approval of shareholders representing at least 95% of CNH’s issued and outstanding share capital. Consistent with Dutch law, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of the capital shares at a meeting of the shareholders of CNH.

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

      Under Dutch law, shareholders are not liable for further capital calls by CNH.

Repurchases of Shares

      We may acquire shares, subject to applicable provisions of Dutch law and of our Articles of Association, to the extent:

•	our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by Dutch law; and

•	after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

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

C. Material Contracts.

      For a discussion of our related party transactions, including a description of the Series A Preferred Stock, see “Item 7. Major Shareholders and Related Party Transactions. B. Related Party Transactions.”

      On August 1, 2003 and September 12, 2003, Case New Holland issued a total of $1.05 billion of the 9 1/4% Senior Notes which are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the US assets of CNH’s Equipment Operations and certain of its non-US assets. The 9 1/4% Senior Notes were issued under an indenture dated as of August 1, 2003 as supplemented by a supplemental indenture dated as of September 6,

2003 (collectively, the “Indenture”) by and among Case New Holland, the Guarantors and JP Morgan Chase Bank, as trustee. The 9 1/4% Senior Notes are unsecured obligations of Case New Holland, ranking senior in right of payment to all future obligations of Case New Holland that are, by their terms, expressly subordinated in right of payment to the 9 1/4% Senior Notes and pari passu in right of payment with all existing and future unsecured obligations of Case New Holland that are not so subordinated. The 9 1/4% Senior Notes mature on August 1, 2011. The 9 1/4% Senior Notes are redeemable at specified premiums until August 1, 2009 and thereafter when the 9 1/4% Senior Notes may be redeemed without a premium.

      The Indenture contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

•	Incur additional debt;

•	Pay dividends on our capital stock or repurchase our capital stock;

•	Make certain investments;

•	Enter into certain types of transactions with affiliates;

•	Limit dividends or other payments by our restricted subsidiaries to us;

•	Use assets as security in other transactions;

•	Enter into sale and leaseback transactions; and

•	Sell certain assets or merge with or into other companies.

      Some of these covenants will cease to apply if the 9 1/4% Senior Notes are rated investment grade ratings by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.

D. Exchange Controls.

      Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E. Taxation.

United States Federal Income Taxation

      The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings of the Internal Revenue Code (“IRS”) and court decisions as currently in effect. Such authorities are subject to change or repeal, possibly on a retroactive basis.

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

      For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of our common shares who is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized under the laws of the United States or a state thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons.

Taxation of Dividends

      The gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. For this purpose, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.

      Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, any Dutch withholding tax imposed on dividends in respect of our common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may be deducted in computing taxable income). Such dividends will constitute foreign-source “passive income” or, possibly, “financial services income,” for U.S. foreign tax credit purposes. Under the Code, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. Further, the Internal Revenue Service has announced that future regulations could disallow foreign tax credits (including on a retroactive basis) in respect of arrangements in which a U.S. Holder’s reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. No such regulations have been issued to date. The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

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

Backup Withholding Tax

      Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to distributions made on our common shares and proceeds received on disposition of such shares paid within the United States, and proceeds received on a disposition of such shares that is effected at a U.S. office of a broker. Furthermore, a 29% (to be reduced to 28% for 2006 and thereafter) backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.

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

Netherlands Taxation of Non-Resident Holders of Shares

General

      The summary of Netherlands taxes set out in this section “— Netherlands Taxation of Non-Resident Holders of Shares” only applies to a holder of shares who is a Non-Resident holder of shares.

      A holder of shares is a Non-Resident holder of shares if:

•	he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

•	in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be, an employee of CNH nor of any entity related to CNH; and

•	his shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in CNH, unless such interest forms part of the assets of an enterprise.

      If a person holds an interest in CNH, such interest forms part or is deemed to form part of a substantial interest in CNH if any one or more of the following circumstances is present:

•	such person alone or, in case such person is an individual, together with his partner has, directly or indirectly, the ownership of, shares of CNH representing 5% or more of the total issued and

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

•	such person’s partner or any of the relatives by blood or by marriage in the direct line (including foster children) of this person or of his partner has a substantial interest in CNH;

•	such person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in CNH have been acquired by such person or are deemed to have been acquired by such person under a non-recognition provision.

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

Taxes on Income and Capital Gains

      A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by CNH (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

•	he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

•	he (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

      The concept “dividends distributed by CNH” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of shares by CNH (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of CNH shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares issued by CNH to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of CNH has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of CNH.

      A Non-Resident holder of shares may, inter alia, derive benefits from CNH shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances if:

•	his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•	he makes CNH shares available or is deemed to make CNH shares available, legally or in fact, directly or indirectly, to a connected party (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

      if such activities are performed or deemed to be performed in The Netherlands.

Dividend Withholding Tax

      Dividends distributed by CNH to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. See “— Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH”.

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

      If a Non-Resident holder of shares is resident in The Netherlands Antilles or Aruba or in a member state of the EU or in a country that has concluded a double tax treaty with The Netherlands, CNH is not required to withhold Dutch dividend withholding tax from a dividend distributed by CNH to such holder of shares to the extent that the temporary special distribution tax, discussed below in the section “— Distribution Tax” applies to the distribution.

      Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./ NL Income Tax Treaty”), the Dutch dividend withholding tax rate on dividends paid by CNH on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./ NL Income Tax Treaty will generally be reduced to 15%. The U.S./ NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./ NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied CNH with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./ NL Income Tax Treaty. If such forms are not duly and timely supplied, CNH will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./ NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./ NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

Reduction

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

      Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact on such investors of CNH’s potential ability to receive a reduction as meant in the previous paragraph.

Gift and Inheritance Taxes

      A person who acquires shares as a gift (in form or in substance), or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor or the deceased is resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax (as the case may be);

•	the shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•	the donor makes a gift of shares, then becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

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

      Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Distribution Tax

      CNH is subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by CNH during the period from January 1, 2001 up to and including December 31, 2005 are classified as “excessive.” For purposes of this distribution tax, dividends distributed by CNH are considered to be “excessive” to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

•	4% of the market capitalization of CNH at the beginning of the relevant calendar year;

•	twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

•	CNH’s consolidated commercial results for the preceding book year, subject to certain adjustments.

      See “— Netherlands Taxation of Non-Resident Holders of Shares — Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH.”

      The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by CNH during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the “excessive” distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. In that connection, shares that were held on September 14, 1999 are deemed to have been held on that date during an uninterrupted period of three years. The special distribution tax is not a withholding tax; it is imposed directly on CNH. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, CNH will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

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

U.S. Withholding Tax on Interest

      The Netherlands — U.S. Income Tax Convention, as amended, exempts from U.S. withholding tax the payment of interest to us on intercompany loans made to our U.S. subsidiaries provided that, among other considerations, our principal class of shares are listed on a recognized stock exchange in the United States or The Netherlands and are substantially and regularly traded. In order to meet the substantially and regularly traded requirement, the annual trading volume of our principal class of shares during the previous tax year must be at least 6% of the average number of our issued and outstanding principal class of shares. The trading volume of our common shares on the New York Stock Exchange was over 10% in 2003. If the trading volume of our common shares were to decline below the 6% threshold, the interest payments on the intercompany loans would become subject to withholding tax. Our common shares will comprise our principal class of shares for this purpose if, on an interest payment date, among other requirements, the value of our common shares exceeds 50% of the value of all of our outstanding shares. Because of potential changes in the relative value of our classes of shares, no assurance can be given that our common shares will exceed the requisite 50% value. If interest payments made to us by our U.S. subsidiaries were to become subject to U.S. withholding tax, then we would consider implementing strategies that may reduce or eliminate the withholding tax. We cannot assure that such strategies would be successful.

F. Dividends and Paying Agents.

      Not applicable.

G. Statement of Experts.

      Not applicable.

H. Documents on Display.

      CNH files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission (the “SEC”) pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. To obtain information on the operation of the Public Reference Room, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov or may be read and copied at the SEC regional offices located at 233 Broadway, New York, New York 10279 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662.

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

Transaction Risk and Foreign Currency Risk Management

      We have significant international manufacturing operations. We manufacture products and purchase raw materials from many locations around the world. Our cost base is diversified over a number of European, Asia-Pacific, and Latin American currencies, as well as the U.S. Dollar. Foreign exchange risk exists to the extent that we have payment obligations or receipts denominated in or based on currencies other than the functional currency of the various manufacturing operations.

      The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. Dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated earnings. Due to periodic mismatches in cash inflows and outflows, currencies that may have a possible impact on earnings are the Euro, British Pound, Canadian Dollar, Australian Dollar, Brazilian Real and Japanese Yen. The primary currencies for cash outflows were the British Pound, Japanese Yen and Euro. The primary currencies for cash inflows were the Canadian Dollar and Australian Dollar. To manage these exposures, we identify naturally offsetting positions and then purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See Note 17, “Financial Instruments” to our Consolidated Financial Statements for a description of our foreign exchange rate risk management.

      We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and nature of the underlying cash flow exposure.

      For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts designated as cash flow hedges, (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries and (c) other long term foreign currency denominated receivables and payables. The sensitivity analysis excludes (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt, (b) other foreign currency denominated receivables and payables of short term maturities and (c) anticipated foreign currency cash flows related to the underlying business operations and (d) related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $37 million and $2 million at December 31, 2003 and 2002, respectively.

      Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The sensitivity model assumes an adverse shift in all foreign currency exchange spot and forward rates. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. The fair market valuation and sensitivity analysis of option contracts are provided by a third party based on our request to compute the fair value change of a 10% movement in the foreign exchange rate in which the contracts are based. We do not have a model to value such contracts as their use is limited and the value is not significant to our financial position. There were no option contracts outstanding at December 31, 2003.

Effects of Currency Translation

      Due to our significant international operations, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. Dollars. Depending on movements in foreign exchange rates, this may have an adverse impact on our Consolidated Financial Statements. Earnings exposures to the major currencies include the Euro, British Pound, Canadian Dollar and Australian Dollar. Exposures to other currencies include the Brazilian Real, Argentine Peso, Mexican Peso, Danish Krone, Norwegian Krone, Swedish Krona, Polish Zloty, Indian Rupee, and Chinese Renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican Peso, Brazilian Real, and Argentine Peso have experienced short-term movements ranging from 30% to 90% due to the devaluation of its respective currency.

      As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a loss of $4 million in 2003 and income of $8 million in 2002. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

      We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income” in our consolidated balance sheet. At December 31, 2003, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $216 million and $205 million at December 31, 2003 and 2002, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our Consolidated Statements of Operations. In particular, the devaluation of the Turkish Lira in 2001 affected our net income by $20 million due to the change in net investment of our joint venture operations in Turkey.

Interest Rate Risk Management

      We are exposed to market risk from changes in interest rates. We monitor our exposure to this risk and manage the underlying exposure both through the matching of financial assets and liabilities and through the use of financial instruments, including swaps, caps, forward starting swaps, and forward rate agreements for the net exposure. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of our financial assets and liabilities. We do not hold or issue derivative or other financial instruments for speculative or trading purposes.

      We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2003 and 2002, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $36 million and $25 million, respectively, based on the discounted values of their related cash flows.

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

      See Note 17, “Financial Instruments” to our Consolidated Financial Statements for a description of the methods and assumptions used to determine the fair values of financial instruments.

Commodity Price Risk Management

      Commodity prices affect our Equipment Operations’ sales and Financial Services’ originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on earnings, cash flows or fair values of the Financial Services’ portfolio.

Changes in Market Risk Exposure as Compared to 2002

      Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2002.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      On March 27, 2003, our shareholders approved amendments to our Articles of Association at an Extraordinary Meeting of Shareholders. The amendments increased our authorized share capital to €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with a par value of €2.25 per share.

      The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to our shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

Item 15. Controls and Procedures

      CNH’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of CNH’s disclosure controls and procedures as of December 31, 2003 pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

      The Board of Directors of CNH has determined that Katherine M. Hudson and Michael E. Murphy are audit committee financial experts. Both Ms. Hudson and Mr. Murphy are independent directors.

Item 16B. Code of Ethics

      We have adopted a code of ethics. CNH will provide a copy of the code of ethics without charge, upon request to wwinvestorrelations@cnh.com.

Item 16C. Principal Accountant Fees and Services

      Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmotsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent auditors for the year ended December 31, 2003. The Deloitte Entities billed the following fees to us for professional services for the years ended December 31, 2003 and 2002:

	2003	2002

Audit Fees	$3,943,000	$2,863,000
Audit-Related Fees	786,000	271,000
Tax Fees	1,386,000	492,000
All Other Fees	67,000	35,000

Total	$6,182,000	$3,661,000

      “Audit Fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. “Tax Fees” are fees for professional services rendered by the Deloitte Entities for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category “All Other Fees” are mainly related to software support services and due diligence services.

      During 2002, CNH appointed Deloitte & Touche to replace Arthur Andersen LLP as its independent auditor. Due to the timing of the appointment of Deloitte & Touche, it was not practical to transfer audit work in all countries to Deloitte & Touche for 2002. As a result, CNH incurred Audit Fees of approximately $700,000 in 2002 with firms other than Deloitte & Touche. In 2003, the transfer of this work to Deloitte & Touche was substantially completed.

Audit Committee’s pre-approval policies and procedures

      Our Audit Committee nominates and engages our independent auditors to audit our financial statements. In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service, Tax Consulting Services, and Other Services that may be performed by our auditors.

PART III

Item 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

Item 19. Exhibits

      A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of CNH Global N.V.:

      We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2003 and 2002, and the related statements of operations, cash flows, and changes in shareholders’ equity for each of the two years in the period ended December 31, 2003. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audits. The financial statements of CNH Global N.V. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 7, 2002.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such 2003 and 2002 financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 9 to the consolidated financial statements, the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002.

      As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations.

•	As described in Note 9, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 included (i) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss), and the related income (loss) per share amounts.

•	The Company changed the presentation of its results of operations by segment in 2002, and the amounts in the 2001 financial statements relating to the results of operations by segment have been restated to conform to the 2003 and 2002 presentation of results of operations by segment. Our procedures included (i) agreeing the adjusted amounts of results of operations by segment to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements.

•	As described in Note 18, the 2001 consolidated financial statements were revised to reflect a 1-for-5 reverse split of the Company’s common shares. Our audit procedures with respect to all references to the number of common shares and earnings (loss) per share in the consolidated financial statements and notes thereto included testing the mathematical accuracy of applying the 1-for-5 reverse split to common shares outstanding and the related earnings (loss) per share amounts.

•	These consolidated financial statements, specifically the supplemental information of Equipment Operations, have been reclassified to reflect Interest Compensation to Financial Services as a separate line item in the statements of operations. This amount had previously been included within Interest Expense — Other. Our procedures included (i) agreeing the Interest Compensation to Financial Services to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the revised Interest Expense — Other amount.

      In our opinion, the adjustments described above to present the transitional disclosures required by Statement No. 142, restate the reportable segments and the supplemental information of the Company’s Equipment Operations, and to reflect the 1-for-5 reverse split of the Company’s common shares have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

      Our audits were conducted for the purpose of forming an opinion on the 2003 and 2002 consolidated financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services. The 2003 and 2002 supplemental information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 and 2002 consolidated financial statements taken as a whole. The 2001 supplemental financial statements were subjected to audit procedures by other auditors who have ceased operations. Those auditors, whose report dated February 7, 2002, referred to above, stated that such schedules were fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

April 2, 2004

      The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company’s Annual Report for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. In 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). As discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. In 2002, the Company changed the presentation of its results of operations by segment and the supplemental information of the Company’s Equipment Operations in the 2001 financial statements to conform to the 2003 and 2002 presentation of results of operations by segment and the supplemental information of the Company’s Equipment Operations. Prior to release of the 2002 consolidated financial statements, the Company effected a 1-for-5 reverse split of the Company’s common shares. As described in Note 18, the 2001 consolidated financial statements have been revised to reflect the 1-for-5 reverse split of the Company’s common shares.

      The Arthur Andersen LLP report does not extend to revised disclosures discussed above. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.:

      We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands Corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and changes in shareholders’ equity for the years then ended. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audits. The financial statements of CNH Global N.V. for the year ended December 31, 1999, were audited by other auditors whose report dated February 1, 2000, expressed an unqualified opinion on those statements.

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

/S/ ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin

February 7, 2002

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002, and 2001
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2003	2002	2001	2003	2002	2001	2003	2002	2001

	(in millions, except per share data)
Revenues:
Net sales	$10,069	$9,331	$9,030	$10,069	$9,331	$9,030	$—	$—	$—
Finance and interest income	597	609	685	83	100	149	621	641	739

	10,666	9,940	9,715	10,152	9,431	9,179	621	641	739
Costs and Expenses:
Cost of goods sold	8,590	7,902	7,586	8,590	7,902	7,586	—	—	—
Selling, general and administrative	1,042	1,094	1,224	839	884	915	203	210	314
Research, development and engineering	259	283	306	259	283	306	—	—	—
Restructuring and other merger related costs	271	51	104	268	50	97	3	1	7
Interest expense — Fiat affiliates	113	236	358	85	198	308	28	38	50
Interest expense — other	368	318	368	236	192	178	182	204	289
Interest compensation to Financial Services	—	—	—	79	76	99	—	—	—
Other, net	241	182	193	149	62	112	71	98	81

	10,884	10,066	10,139	10,505	9,647	9,601	487	551	741
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates:
Financial Services	6	4	6	93	60	4	6	4	6
Equipment Operations	13	15	(14)	13	15	(14)	—	—	—

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(199)	(107)	(432)	(247)	(141)	(432)	140	94	4
Income tax provision (benefit)	(49)	(14)	(105)	(97)	(48)	(105)	47	34	—
Minority interest	7	8	5	7	8	5	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	(157)	(101)	(332)	(157)	(101)	(332)	93	60	4
Cumulative effect of change in accounting principle, net of tax	—	(325)	—	—	(325)	—	—	—	—

Net income (loss)	$(157)	$(426)	$(332)	$(157)	$(426)	$(332)	$93	$60	$4

Per share data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle, net of tax	—	(3.35)	—

Basic earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle, net of tax	—	(3.35)	—

Diluted earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)

The “Consolidated” data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental “Equipment Operations” (with “Financial Services” on the equity basis) data in this statement include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” data in this statement include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. The accompanying notes to consolidated financial statements are an integral part of these Statements of Operations.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002
(and Supplemental Information)

			Supplemental Information

			Equipment		Financial
	Consolidated		Operations		Services

	2003	2002	2003	2002	2003	2002

	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents — Fiat	$1,325	$544	$1,315	$336	$10	$208
Cash and cash equivalents — other	619	231	486	133	133	98

Total cash and cash equivalents	1,944	775	1,801	469	143	306
Accounts and notes receivable	3,797	3,612	2,077	1,791	2,074	2,147
Intersegment notes receivable	—	—	312	1,083	—	354
Inventories	2,478	2,054	2,478	2,054	—	—
Deferred income taxes	498	505	406	393	92	112
Prepayments and other	80	108	76	102	4	6

Total current assets	8,797	7,054	7,150	5,892	2,313	2,925

Long-Term Receivables	2,199	2,099	270	230	1,929	1,869
Intersegment Long-Term Notes Receivable	—	—	700	700	—	—
Property, Plant and Equipment, net	1,528	1,449	1,518	1,437	10	12
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	429	375	364	328	65	47
Investment in Financial Services	—	—	1,241	1,019	—	—
Equipment on operating leases, net	353	544	—	—	353	544
Goodwill	2,554	2,533	2,409	2,395	145	138
Intangible assets	839	852	839	850	—	2
Other	1,962	1,854	1,659	1,516	303	338

Total other assets	6,137	6,158	6,512	6,108	866	1,069

Total	$18,661	$16,760	$16,150	$14,367	$5,118	$5,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt — Fiat affiliates	$62	$514	$17	$514	$45	$—
Current maturities of long-term debt — other	781	604	71	310	710	294
Short-term debt — Fiat affiliates	698	1,086	403	817	295	269
Short-term debt — other	1,412	1,663	1,119	1,067	293	596
Intersegment short-term debt	—	—	—	354	312	1,083
Accounts payable	1,635	1,436	1,836	1,555	139	183
Restructuring liability	72	50	71	50	1	—
Other accrued liabilities	1,795	1,712	1,608	1,567	201	169

Total current liabilities	6,455	7,065	5,125	6,234	1,996	2,594

Long-Term Debt — Fiat Affiliates	1,669	2,285	1,363	1,918	306	367
Long-Term Debt — Other	2,374	1,712	1,742	796	632	916
Intersegment Long-Term Debt	—	—	—	—	700	700
Other Liabilities:
Pension, postretirement and postemployment benefits	2,040	1,759	2,021	1,739	19	20
Other	1,174	1,105	951	847	223	258

Total other liabilities	3,214	2,864	2,972	2,586	242	278

Commitments and Contingencies (Note 16)
Minority Interest	75	73	74	72	1	1
Shareholders’ Equity:
Preference Shares, €2.25 par value; authorized 200,000,000 shares in 2003 and 60,000,000 shares in 2002; issued 8,000,000 shares in 2003 and 0 shares in 2002	19	—	19	—	—	—
Common Shares, €2.25 par value; authorized 400,000,000 shares in 2003 and 140,000,000 shares in 2002, issued 132,913,714 shares in 2003 and 131,238,200 shares in 2002	309	305	309	305	135	118
Paid-in capital	6,310	4,327	6,310	4,327	947	910
Treasury stock, 116,706 shares in 2003 and 2002, at cost	(7)	(7)	(7)	(7)	—	—
Retained earnings (deficit)	(1,217)	(1,027)	(1,217)	(1,027)	120	49
Accumulated other comprehensive income (loss)	(539)	(835)	(539)	(835)	39	(58)
Unearned compensation on restricted shares and options	(1)	(2)	(1)	(2)	—	—

Total shareholders’ equity	4,874	2,761	4,874	2,761	1,241	1,019

Total	$18,661	$16,760	$16,150	$14,367	$5,118	$5,875

The “Consolidated” data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental “Equipment Operations” (with “Financial Services” on the equity basis) data in this statement include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” data in this statement include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. The accompanying notes to consolidated financial statements are an integral part of these Balance Sheets.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2003	2002	2001	2003	2002	2001	2003	2002	2001

	(in millions)
Operating activities:
Net income (loss)	$(157)	$(426)	$(332)	$(157)	$(426)	$(332)	$93	$60	$4
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Cumulative effect of change in accounting principle	—	325	—	—	325	—	—	—	—
Depreciation and amortization	346	346	424	246	228	319	100	118	105
Deferred income tax expense (benefit)	(72)	(277)	(174)	(125)	(195)	(91)	53	(82)	(83)
(Gain) loss on disposal of fixed assets	(1)	(15)	3	(1)	(15)	3	—	—	—
Undistributed (earnings) losses of unconsolidated subsidiaries	10	10	17	(61)	(42)	19	—	(4)	(6)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	138	16	(200)	(138)	(16)	200
(Increase) decrease in receivables	367	580	(264)	(26)	101	(153)	393	479	(111)
(Increase) decrease in inventories	(139)	335	48	(139)	335	48	—	—	—
(Increase) decrease in prepayments and other current assets	36	(4)	137	34	(1)	(23)	2	(3)	160
(Increase) decrease in other assets	4	368	(155)	(17)	226	(239)	21	142	84
Increase (decrease) in payables	(4)	49	78	(5)	52	111	1	(3)	(33)
Increase (decrease) in other accrued liabilities	(173)	(228)	5	(213)	(235)	133	40	7	(128)
Increase (decrease) in other liabilities	204	8	217	209	22	127	(5)	(14)	90
Other, net	183	104	(186)	183	94	(190)	—	9	4

Net cash (used) provided by operating activities	604	1,175	(182)	66	485	(468)	560	693	286

Investing activities:
Acquisitions and investments, net of cash acquired	(40)	(234)	(8)	(83)	(296)	(62)	(11)	(11)	(1)
Proceeds from sale of businesses and assets	212	182	287	54	60	114	158	122	173
Expenditures for property, plant and equipment	(194)	(241)	(229)	(192)	(237)	(221)	(2)	(4)	(8)
Expenditures for equipment on operating leases	(51)	(166)	(322)	—	—	—	(51)	(166)	(322)

Net cash (used) provided by investing activities	(73)	(459)	(272)	(221)	(473)	(169)	94	(59)	(158)

Financing activities:
Intersegment activity	—	—	—	484	(116)	(902)	(484)	116	902
Proceeds from issuance of long-term debt — Fiat affiliates	147	—	1,646	147	—	1,499	—	—	147
Proceeds from issuance of long-term debt — other	1,282	738	824	1,053	9	824	229	729	—
Payment of long-term debt — Fiat affiliates	(16)	(544)	(129)	—	(487)	(13)	(16)	(57)	(116)
Payment of long-term debt — other	(800)	(1,022)	(1,197)	(535)	(137)	(529)	(265)	(885)	(668)
Net increase (decrease) in short-term revolving credit facilities	(23)	79	(853)	306	645	(410)	(329)	(566)	(443)
Issuance of common shares	—	201	—	—	201	—	54	73	55
Dividends paid	(33)	(28)	(28)	(33)	(28)	(28)	(22)	(3)	—
Other, net	(19)	—	—	(19)	—	—	—	—	—

Net cash provided (used) by financing activities	538	(576)	263	1,403	87	441	(833)	(593)	(123)

Effect of foreign exchange rate changes on cash and cash equivalents	100	(28)	(32)	84	(8)	(19)	16	(20)	(13)

Increase (decrease) in cash and cash equivalents	1,169	112	(223)	1,332	91	(215)	(163)	21	(8)
Cash and cash equivalents, beginning of year	775	663	886	469	378	593	306	285	293

Cash and cash equivalents, end of year	$1,944	$775	$663	$1,801	$469	$378	$143	$306	$285

The “Consolidated” data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental “Equipment Operations” (with “Financial Services” on the equity basis) data in this statement include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” data in this statement include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. The accompanying notes to consolidated financial statements are an integral part of these Statements of Cash Flows.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

							Accumulated
							Other
						Retained	Comprehensive		Comprehensive
	Common	Preference	Paid-in	Treasury	Unearned	Earnings	Income		Income
	Shares	Shares	Capital	Stock	Compensation	(Deficit)	(Loss)	Total	(Loss)

	(in millions)
Balance, January 1 2001	$143	$—	$2,991	$(6)	$(2)	$(213)	$(399)	$2,514
Comprehensive loss:
Net loss	—	—	—	—	—	(332)	—	(332)	$(332)
Translation adjustment	—	—	—	—	—	—	(110)	(110)	(110)
Pension liability adjustment (net of tax $89 million)	—	—	—	—	—	—	(117)	(117)	(117)
Derivative financial instruments
Losses deferred (net of tax of $12 million)	—	—	—	—	—	—	(47)	(47)	(47)
Losses reclassified to earnings	—	—	—	—	—	—	27	27	27

Total									$(579)

Dividends declared	—	—	—	—	—	(28)	—	(28)
Recognition of compensation on restricted stock	—	—	—	—	2	—	—	2
Issuance of restricted shares, net of forfeitures	—	—	—	(1)	1	—	—	—
Issuance of stock options	—	—	4	—	(4)	—	—	—

Balance, December 31, 2001	143	—	2,995	(7)	(3)	(573)	(646)	1,909
Comprehensive loss:
Net loss	—	—	—	—	—	(426)	—	(426)	$(426)
Translation adjustment	—	—	—	—	—	—	88	88	88
Pension liability adjustment (net of tax of $134 million)	—	—	—	—	—	—	(278)	(278)	(278)
Derivative financial instruments:
Losses deferred (net of tax of $16 million)	—	—	—	—	—	—	(30)	(30)	(30)
Losses reclassified to earnings	—	—	—	—	—	—	31	31	31

Total									$(615)

Issuance of common shares	23	—	178	—	—	—	—	201
Conversion of debt to equity	139	—	1,154	—	—	—	—	1,293
Dividends declared	—	—	—	—	—	(28)	—	(28)
Recognition of compensation on restricted stock and stock options	—	—	—	—	1	—	—	1

Balance, December 31, 2002	305	—	4,327	(7)	(2)	(1,027)	(835)	2,761
Comprehensive income:
Net loss	—	—	—	—	—	(157)	—	(157)	$(157)
Translation adjustment	—	—	—	—	—	—	263	263	263
Pension liability adjustment (net of tax of $1 million)	—	—	—	—	—	—	(1)	(1)	(1)
Unrealized gain on available for sale securities (net of tax of $13 million)	—	—	—	—	—	—	20	20	20
Derivative financial instruments:
Losses deferred (net of tax of $7 million)	—	—	—	—	—	—	(4)	(4)	(4)
Losses reclassified to earnings	—	—	—	—	—	—	18	18	18

Total									$139

Issuance of common shares	4	—	16	—	—	—	—	20
Conversion of debt to equity	—	19	1,967	—	—	—	—	1,986
Dividends declared	—	—	—	—	—	(33)	—	(33)
Recognition of compensation on restricted stock and stock options	—	—	—	—	1	—	—	1

Balance, December 31, 2003	$309	$19	$6,310	$(7)	$(1)	$(1,217)	$(539)	$4,874

The accompanying notes to consolidated financial statements are an integral part of these

Statements of Changes in Shareholders’ Equity.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

      CNH Global N.V. (“CNH”), formerly New Holland N.V. (“New Holland”), is incorporated in The Netherlands under Dutch law. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH’s Financial Services operations offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

      CNH is controlled by Fiat Netherlands Holding N.V. (“Fiat Netherlands”), a wholly owned subsidiary of Fiat S.p.A. (“Fiat”), a company organized under the laws of Italy, which owned approximately 84% of the outstanding common shares of CNH at December 31, 2003. Additionally, Fiat and an affiliate of Fiat own a total of 8 million shares of Series A Preference Shares (“Series A Preferred Stock”). In total, Fiat voting power approximates 85% of our outstanding capital stock. If the Series A Preferred Stock were converted to common stock as of December 31, 2003, Fiat’s ownership of our common stock would rise to approximately 91%.

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

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

      CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States or U.S. GAAP. CNH has prepared its consolidated financial statements in U.S. Dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. Dollars. The financial statements include the accounts of CNH’s majority-owned subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH’s equipment operations and financial services operations as follows:

      Equipment Operations — The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s financial services business are reflected, respectively, in “Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates — Financial Services” in the accompanying statements of operations, and in “Investment in Financial Services” in the accompanying balance sheets.

      Financial Services — The financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services business.

      All significant intercompany transactions, including activity within and between “Equipment Operations” and “Financial Services,” have been eliminated in deriving the consolidated financial statements and data. Intersegment notes receivable, intersegment long-term notes receivable, intersegment short-term debt and

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intersegment long-term debt represent intersegment financing between Equipment Operations and Financial Services. During June 2002, a non-cash dividend of $250 million was declared by Financial Services. In exchange, Financial Services assumed an equal amount of debt from Equipment Operations.

      Investments in unconsolidated subsidiaries and affiliates that are at least 20% owned, or where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH’s proportionate share of the entity’s respective profits or losses, and decreased by amortization of any related goodwill before 2002. Dividends received from these entities reduce the carrying value of the investments.

      Investments wherein CNH owns less than 20% and where CNH does not exercise significant influence are stated at lower of cost or net realizable value.

      The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts, and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities they are each classified as a qualifying special purpose entity (“QSPE”) under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s Consolidated Balance Sheets. For additional information on the Company’s receivable securitization programs, see Note 4 “Accounts and Notes Receivables”.

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

Revenue Recognition

      Equipment Operations record sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. In the United States and the majority of international locations, title to equipment and replacement parts transfers to the dealer upon shipment. In various international locations, certain equipment and replacement parts are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Under these circumstances, sales are not recorded until a retail customer has purchased the goods. Dealers may not return equipment or replacement parts while the applicable dealer contract remains in place. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH is obligated to repurchase new equipment from the dealer. CNH has credit limits and other safeguards in place to monitor the financial stability of its dealers. In cases where dealers are unable to pay for equipment or parts, CNH attempts to have these goods returned or negotiate a settlement of the outstanding receivables. CNH may provide certain sales incentives to dealers to stimulate sales to retail customers. The expense of such incentives is recorded as a deduction in arriving at net sales at the time the sale is recognized by CNH.

      For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate provisions for doubtful receivables as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

product line. Interest is charged to dealers after the completion of the interest free period. In 2003 and 2002, interest free periods averaged 4.1 months and 3.5 months, respectively, on approximately 71% and 64%, respectively, of sales for the agricultural equipment business. In 2003 and 2002, interest free periods averaged 3.4 months and 3.6 months, respectively, on approximately 64% and 71%, respectively, of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.

      Financial Services records earned finance charges (interest income) on retail and other notes receivables and finance leases using the effective interest method.

Modification Programs and Warranty Costs

      The costs of major programs to modify products in the customer’s possession are accrued when these costs can be identified and quantified. Normal warranty costs are recorded at the time of sale.

Advertising

      CNH expenses advertising costs as incurred. Advertising expense totaled $54 million, $67 million and $78 million for the years ended December 31, 2003, 2002, and 2001 respectively.

Research and Development

      Research and development costs are expensed as incurred.

Foreign Currency Translation

      CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency, except for those operating in hyperinflationary economies. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. Dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying Balance Sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income (loss) in the period during which they arise. The U.S. Dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies for which both translation adjustments and gains and losses on foreign currency transactions are included in the determination of net income (loss) in the period during which they arise. Net foreign exchange gains and losses are reflected in “Other, net” in the accompanying Statements of Operations.

      The Turkish Lira was significantly devalued against the U.S. Dollar during the first quarter of 2001. As a result CNH recorded a net exchange loss of approximately $20 million related to its investments in New Holland Trakmak Tracktor Ve Ziraat Makineleri A.S. and Turk Traktor Ve Ziraat Makineleri A.S.

Cash and Cash Equivalents

      Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. Cash equivalents also include amounts deposited with affiliates, principally Fiat and its affiliates, which are repayable to CNH upon one day’s notice. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments. For additional information on cash and cash equivalents deposited with Fiat, See Note 23 “Related Party Information”.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables and Receivable Sales

      Receivables are recorded at face value, net of allowances for doubtful accounts and deferred fees and costs.

      CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company estimates fair value based on the present value of future expected cash flows estimated using management’s best estimates of the key assumptions — credit losses, prepayment speeds, and discount rates commensurate with the risks involved.

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

Property, Plant and Equipment

      Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

Category	Lives

Buildings and improvements	10 – 40 years
Plant and machinery	5 – 16 years
Other equipment	3 – 10 years

      CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2003, 2002 and 2001 is not significant in relation to the consolidated financial results.

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

Software Developed for Internal Use

      CNH defines internal-use software as software acquired or internally developed or modified solely to meet the internal needs of CNH. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage, assessment of technological feasibility and upon management’s authorization and commitment to fund the software project. Capitalization ceases at the point at which the computer software project is substantially

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

complete and the software is ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. The capitalized costs of software acquired or developed for internal use are amortized on a straight-line basis over the useful life of the software, generally not exceeding 5 years.

Equipment on Operating Leases

      Financial Services purchases from Dealers, equipment that is leased to retail customers under operating leases. Income from operating leases is recognized over the term of the lease. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is calculated at the inception of the lease date. Realization of the residual values is dependent on Financial Services’ future ability to market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

Goodwill and Intangibles

      SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) addresses financial accounting and reporting for intangible assets and goodwill. In January 2002, CNH adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and at least annually thereafter. The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. Impairment testing for goodwill is done at a reporting unit level. CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow.

      Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Before January 1, 2002, goodwill was amortized on a straight-line basis over 10 to 30 years. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying Balance Sheets, and the related amortization is charged to “Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates” in the accompanying Statements of Operations. During 2001, CNH continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Prior to January 1, 2002, CNH continually evaluated whether events and circumstances had occurred that indicated the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not have been recoverable. When factors indicated that goodwill should be evaluated for possible impairment, CNH used an estimate of the undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill was recoverable.

      Negative goodwill represents the excess of the fair value of the tangible and identifiable intangible assets purchased, with the fair value of non-current assets having been reduced to zero, over the purchase price paid plus liabilities assumed. Before January 1, 2002, negative goodwill was being amortized on a straight-line basis over approximately 3 years. For the year ended December 31, 2001, negative goodwill of approximately $33 million was amortized. As of December 31, 2001, negative goodwill was fully amortized.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents. Non-indefinite lived intangible assets are being amortized on a straight-line basis over 5 to 30 years.

      Reference is made to Note 3, “Acquisitions and Divestitures of Businesses and Investments,” and Note 9, “Goodwill and Intangible Assets” for further information regarding goodwill and intangibles.

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

Retirement Programs

      CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing defined benefit pension and other postretirement benefits is based upon actuarial valuations and is charged to income during the period of the employees’ service. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

Derivatives

      CNH records derivative financial instruments in the Consolidated Balances Sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

      Reference is made to Note 17, “Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments

Stock-Based Compensation Plans

      The Company has stock-based employee compensation plans which are described more fully in Note 19, “Option and Incentive Plans.” Prior to 2003, the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. In December 2002, the FASB

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

      Additionally, compensation expense is reflected in net income (loss for stock options granted prior to 2003 with an exercise price less than the quoted market price of CNH common shares on the date of grant.

      The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to stock-based employee compensation for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001

Net loss, as reported	$(157)	$(426)	$(332)
Add: Stock-based employee compensation expense included in reported net loss, net of tax	1	1	2
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(5)	(4)	(6)

Pro forma net loss	$(161)	$(429)	$(336)

Earnings (loss) per share:
Basic and Diluted — as reported	$(1.19)	$(4.40)	$(6.00)

Basic and Diluted — pro forma	$(1.22)	$(4.45)	$(6.05)

Reclassifications

      Certain reclassifications of prior year amounts have been made in order to conform with the current year presentation.

New Accounting Pronouncements

      In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R is required in financial statements of public entities that have interest in structures commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. The Company will adopt the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

      As disclosed in Note 4, “Accounts and Notes Receivables”, our Financial Services operation uses certain special purpose entities (“SPE”) in the securitization and sale of its receivables. These SPEs meet the criteria of qualified special purpose entities (“QSPE”) as defined by FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are exempt from

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidation as SPEs under Interpretation No. 46R. The Company is currently evaluating its other VIEs, but does not believe the adoption of the remaining provisions of Interpretation No. 46R will have a material effect on the Company’s financial condition or results of operations.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 was implemented for contracts entered into or modified after June 30, 2003 and the disclosure requirements are reflected in the accompanying Consolidated Financial Statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when many of those instruments were previously classified as equity. Adoption of SFAS No. 150 in 2003 did not have a material impact on our Consolidated Financial Statements.

      In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132”) which retains the disclosures originally required by SFAS No. 132, in addition to new disclosures relating to types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods of defined benefit pension plans and other defined benefit postretirement plans. The provisions of SFAS No. 132 are effective for domestic plans in financial statements issued for years ending after December 15, 2003 and for interim periods beginning after December 15, 2003 at which time the additional disclosures will be included. Full implementation is required for financial statements issued for years ending after December 15, 2004. CNH, a Netherlands based entity, has provided the required disclosure information for its U.S. and U.K. plans in advance of the required implementation date. CNH has no plans in the Netherlands. The U.S. and U.K. plans make up the majority of our defined benefit obligation.

      In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law. In January 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-1”). FSP No. 106-1 allows a plan sponsor to elect to defer recognition of the effects of the Act in accounting for its plan and in providing related disclosures, until authoritative guidance on the accounting for the federal subsidy is issued, or until certain other events, as defined, occur. CNH has elected to defer recognition of the Act in accordance with the provisions of FSP No. 106-1.

Note 3: Acquisitions and Divestitures of Businesses and Investments

Acquisitions and Investments

Kobelco

      In January 2002, CNH entered into a global alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”) and Kobe Steel, Ltd. For the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America, Inc. (“Kobelco America”) for approximately $101 million net of cash acquired and assumption of debt. The Kobelco America transaction is accounted for as a purchase and accordingly, the accompanying consolidated financial statements include the results of operations of Kobelco America from

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 2002. In addition, in January 2002, CNH acquired a 10% interest in Kobelco Japan and certain other intangibles for $78 million. In July 2002, CNH increased its interest in Kobelco Japan from 10% to 20% for approximately $42 million. Goodwill associated with these transactions totaled $38 million. The CNH and Kobelco Japan alliance allows CNH to increase its interest in Kobelco Japan from 20% to 35% by the third quarter of 2004. The Kobelco Japan investment is accounted for using the equity method.

      In July 2002, the European regional alliance between CNH and Hitachi Construction Machinery Company, Ltd. (“Hitachi”) was terminated. CNH acquired Hitachi’s interest in Fiat-Hitachi Excavator for approximately $42 million. Concurrent with acquiring Hitachi’s interest, CNH, Kobelco Japan and Sumitomo Corporation formed Fiat-Kobelco Machinery S.p.A. (Italy) (“Fiat-Kobelco”). Fiat-Kobelco generally consists of the former Fiat-Hitachi Excavator and Kobelco Construction Machinery Europe (“Kobelco Europe”) businesses. After giving consideration to Kobelco Japan purchasing shares in Fiat-Kobelco from CNH for approximately $10 million, Fiat-Kobelco is owned by the venture partners as follows: CNH 75%, Kobelco Japan 20% and Sumitomo Corporation 5%. The CNH and Kobelco Japan alliance allows Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

      Additionally, in connection with entering into this global alliance with Kobelco Japan, CNH received proceeds of approximately $24 million from the sale of CNH’s construction equipment operations in Australia and China to Kobelco Japan.

Shanghai

      In January 2002, Shanghai New Holland Agricultural Machinery Corp., Ltd. (“Shanghai”) commenced operations. Shanghai was formed as a joint venture between Shanghai Tractor and Internal Combustion Engine Corporation (“STEC”), a wholly owned subsidiary of Shanghai Automotive Industry Corporation and CNH. Shanghai manufactures, distributes and exports agricultural tractors under 100 horsepower. Shanghai is owned by the venture partners as follows: CNH 60% and STEC 40%. CNH’s original investment in Shanghai was approximately $14 million.

CNH Capital Europe SAS

      During the second quarter of 2002, CNH and BNP Paribas Lease Group (“BPLG”) formed CNH Capital Europe SAS (“CNH Capital Europe”), a retail financing partnership. CNH Capital Europe, which will hold the retail financing portfolio, will cover all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of the shares of CNH Capital Europe, and CNH owns the remaining 49.9% of the shares. CNH accounts for its interest in CNH Capital Europe using the equity method. BPLG provides funding and administrative services for CNH Capital Europe, while CNH’s own European financial services businesses will be responsible for the marketing and origination of financial products.

      In connection with the creation of the joint venture, CNH sold approximately $100 million of retail receivables directly to BPLG during the third quarter of 2002. Additionally, CNH sold approximately $200 million of retail receivables to CNH Capital Europe during the fourth quarter of 2002. The receivables sold were previously funded by CNH’s financial services subsidiaries in Italy and the United Kingdom, respectively.

Divestitures

      During December 2003, CNH sold its Kobelco Crane business, acquired as a part of the 2002 Kobelco acquisitions above, back to entities controlled by Kobelco, Japan.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During April 2001, CNH sold its Carr Hill Works, Doncaster, England, components facility to Graziano Trasmissioni S.p.A.

      In January 2001, CNH sold its tractor manufacturing plant in Doncaster, England, to Landini S.p.A. (“Landini”).

Note 4: Accounts and Notes Receivables

On Book Receivables

      Wholesale notes and accounts arise primarily from the sale of goods to dealers and distributors and to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have interest-free periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any interest-free period, interest is charged to dealers on outstanding balances until CNH receives payment. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness.

      CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. CNH purchases retail installment sales, loan and finance lease contracts from its dealers. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

      A summary of receivables as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Wholesale notes and accounts	$2,574	$2,541
Retail and other notes and finance leases	2,938	2,827
Other notes	674	572

Gross receivables	6,186	5,940
Less:
Allowance for credit losses	(190)	(229)
Current portion	(3,797)	(3,612)

Total long-term receivables, net	$2,199	$2,099

      Maturities of long-term receivables as of December 31, 2003 are as follows:

Amount

(in millions)
2005	$773
2006	563
2007	342
2008	315
2009 and thereafter	206

Total long-term receivables, net	$2,199

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      It has been CNH’s experience that substantial portions of retail receivables are repaid or sold before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections.

      Wholesale, retail and finance lease receivables have significant concentrations of credit risk in the agricultural and construction business sectors, the majority of which are in North America. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail notes receivable.

Off-Book Securitizations

Wholesale Receivables Securitizations

      CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPE”), where required by bankruptcy laws, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a Qualifying Special Purpose Entity (“QSPE”) under SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and accordingly is not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

      The facilities consist of a 364-day, C$325 million facility that is renewable annually (June 2004) upon agreement of the parties and a new facility established for the U.S. wholesale receivables portfolio. During 2003, CNH established a new wholly owned bankruptcy-remote SPE, which in turn established a new master trust facility to replace the privately structured facilities that existed at December 31, 2002. The new master trust facility consists of $522 million term senior and subordinated asset-backed notes with a two year maturity, $522 million term senior and subordinated asset-backed notes with a three year maturity and a 364-day, $500 million conduit facility that is renewable annually (September 2004) at the sole discretion of the purchasers.

      At December 31, 2003, $1,297 million and C$325 million were outstanding under these facilities, consisting of $1,572 million and C$441 million of wholesale receivables sold less CNH’s retained undivided interest of $275 million and C$116 million. At December 31, 2002, $958 million was outstanding under the former U.S. facilities, consisting of $1,153 million of wholesale receivables sold less CNH’s retained undivided interest of $195 million. For the Canadian facility at December 31, 2002, C$325 million was outstanding, consisting of C$382 million of wholesale receivables sold less CNH’s retained undivided interest of C$57 million. The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in “Accounts and notes receivable” in the accompanying consolidated balance sheets.

      The cash flows between CNH and the facilities for the years ended December 31, 2003 and 2002 included:

	2003	2002

	(in millions)
Proceeds from new securitizations	$1,518	$372
Repurchase of receivables	1,066	394
Proceeds from collections reinvested in the facility	4,774	3,567

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2003 and 2002, $174 million and $171 million, respectively, of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

      At December 31, 2003 and 2002, certain subsidiaries of CNH sold, with recourse, wholesale receivables totaling $1,073 million and $1,116 million, respectively. The receivables sold are recorded in “Wholesale notes and accounts” and the proceeds received are recorded in “Short-term debt — other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

Retail Receivables Securitizations

      CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

      CNH securitized retail notes with a net principal value of $3.0 billion, $2.6 billion and $2.1 billion in 2003, 2002 and 2001, respectively. CNH recognized gains on the sales of these receivables of $101 million, $68 million and $87 million in 2003, 2002 and 2001, respectively.

      In conjunction with these sales, CNH retains certain interests in the sold receivables including subordinated tranches of asset-backed securities (“ABS certificates”) issued, interest-only strips, cash reserve accounts held in escrow (“Spread”), and rights to service the sold receivables. The ABS certificates are initially recorded at their allocated fair value as a component of “Other assets” in the accompanying consolidated balance sheets. All other retained interests are also initially recorded at their allocated fair value as components of “Accounts and notes receivable” and “Long-term receivables” in the accompanying consolidated balance sheets. ABS certificates are classified as held to maturity securities, as the ABS certificates could not be prepaid in any way that would not assure recovery and management has the intent and ability to hold them to maturity. Interest-only strips are classified as available for sale debt securities, as they could be prepaid or settled in such a way that recovery is not assured. The other retained interests are carried at the lower of amortized cost or market. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

      Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2003 and 2002, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $68 million and $71 million, respectively. Total spread account balances were $215 million and $216 million at December 31, 2003 and 2002, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of CNH’s retained interests as of December 31, 2003 and 2002 are as follows:

	2003	2002

	(in millions)
Receivables:
Interest only strip	$92	$39
Spread and other	268	242

Total amount included in “Accounts and notes receivable”	360	281
Other assets:
ABS certificates included in “Other assets”	231	213

Total retained interests	$591	$494

      CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2003 and 2002, $7 million and $28 million, respectively, of unremitted cash payable within this two business day window was included in “Accounts payable” in the accompanying consolidated balance sheets.

      Key economic assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2003 and 2002 were as follows:

			Weighted
	Range		Average

	2003	2002	2003	2002

Constant prepayment rate	17.00 – 20.00%	11.72 – 20.00%	17.48%	16.69%
Annual credit loss rate	0.26 – 1.58%	0.51 – 0.70%	0.52%	0.63%
Discount rate	4.37 – 6.97%	4.62 – 7.45%	5.16%	4.97%
Remaining maturity in months	17 – 22	20 – 28	21	26

      CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $12 million, $24 million and $76 million in 2003, 2002 and 2001, respectively.

Impact on Fair Value

      The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2003 and 2002 are as follows (in millions unless stated otherwise):

	2003			2002

	December 31,	10%	20%	December 31,	10%	20%
	Assumption	Change	Change	Assumption	Change	Change

Weighted Average:
Constant prepayment rate	19.31%	$1.0	$2.0	18.44%	$1.5	$2.2
Annual credit loss rate	0.68%	$6.9	$12.7	1.04%	$4.4	$8.0
Discount rate	5.62%	$2.0	$4.0	5.11%	$0.7	$1.2
Remaining maturity in months	16			15

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding.

      Actual and expected credit losses are summarized as follows:

	Receivables Securitized in

	2000	2001	2002	2003

As of December 31, 2003	1.09%	0.74%	0.66%	0.65%
As of December 31, 2002	1.38%	0.78%	1.04%
As of December 31, 2001	2.03%	1.21%

      Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

      CNH’s cash flows related to securitization activities for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

	(in millions)
Proceeds from new retail securitizations	$2,857	$2,598
Servicing fees received	51	37
Cash received on other retained interests	70	56
Cash paid upon cleanup call	213	162

Managed Portfolio — Financial Services

      Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2003 and 2002 are as follows:

	Principal	Principal More
	Amount of	Than 30 Days	Net Credit
	Receivables At	Delinquent At	Losses for the
	December 31,	December 31,	Year Ending

	(in millions)
2003

Type of receivable:
Wholesale notes and accounts	$3,334	$95	$8
Retail and other notes and finance leases	9,095	315	141

Total managed	$12,429	$410	$149

Comprised of:
Receivables held in portfolio	$3,796
Receivables serviced for Equipment Operations	1,179
Receivables serviced for Joint Ventures	1,401
Securitized	6,053

Total managed	$12,429

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Principal	Principal More
	Amount of	Than 30 Days	Net Credit
	Receivables At	Delinquent At	Losses for the
	December 31,	December 31,	Year Ending

	(in millions)
2002

Type of receivable:
Wholesale notes and accounts	$2,794	$112	$10
Retail and other notes and finance leases	8,476	469	132

Total managed	$11,270	$581	$142

Comprised of:
Receivables held in portfolio	$4,088
Receivables serviced for Equipment Operations	855
Receivables serviced for Joint Ventures	993
Securitized	5,334

Total managed	$11,270

Note 5: Inventories

      Inventories as of December 31, 2003 and 2002 consist of the following:

	2003	2002

	(in millions)
Raw materials	$416	$295
Work-in-process	243	267
Finished goods	1,819	1,492

Total inventories	$2,478	$2,054

Note 6: Property, Plant and Equipment

      A summary of property, plant and equipment as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Land, buildings and improvements	$802	$606
Plant and machinery	1,977	1,875
Other equipment	458	282
Construction in progress	89	169

	3,326	2,932
Accumulated depreciation	(1,798)	(1,483)

Net property, plant and equipment	$1,528	$1,449

      Depreciation expense totaled $213 million, $202 million and $207 million for the years ended December 31, 2003, 2002 and 2001, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7: Investments in Unconsolidated Subsidiaries and Affiliates

      A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2003 and 2002 is as follows:

Method of Accounting	2003	2002

	(in millions)
Equity method	$422	$370
Cost method	7	5

Total	$429	$375

      During 2002, investments in unconsolidated subsidiaries and affiliates increased as a result of CNH’s investment in Kobelco Japan and CNH Capital Europe. At December 31, 2003, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Europe, Turkey, Mexico, Japan, India, and Pakistan.

Note 8: Equipment on Operating Leases

      A summary of Financial Services’ equipment on operating leases as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Equipment on operating leases	$525	$716
Accumulated depreciation	(172)	(172)

Net equipment on operating leases	$353	$544

      Depreciation expense totaled $96 million, $114 million and $92 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2003, are as follows:

Amount

(in millions)
2004	$122
2005	46
2006	23
2007	6
2008	1

Total	$198

Note 9: Goodwill and Intangibles

      SFAS No. 142 required companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment. CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow. Upon adoption of SFAS No. 142 and effective in the first quarter of 2002, CNH recorded a

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

one-time, non-cash charge of approximately $325 million. Such charge is reflected as a cumulative effect of change in accounting principle, net of tax, in the accompanying consolidated statements of operations. The charge consists of $319 million to reduce the carrying value of goodwill attributable to the Construction Equipment reporting unit recorded in connection with New Holland’s acquisition of Case LLC, formerly Case Corporation (“Case”) in 1999 and approximately $6 million related to an equity method joint venture. The impairment is primarily a result of the decline in the construction equipment market experienced by CNH and its competitors from the acquisition date through the adoption date of SFAS No. 142.

      The Company performs its annual impairment review during the fourth quarter of each year. No additional impairment charge was required upon the Company’s completion of its annual goodwill impairment review in the fourth quarter of 2003 or 2002.

      Had the provisions of SFAS No. 142 related to amortization of goodwill been applied since January 1, 2001, the Company’s net loss and earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001,would have been as follows:

	2003	2002	2001

	(in millions,
	except per share data)
Net loss, as reported	$(157)	$(426)	$(332)
Add:
Goodwill amortization, net of tax	—	—	84
Intangible assets with an indefinite useful life amortization, net of tax	—	—	6

Adjusted net loss	$(157)	$(426)	$(242)

Basic and diluted weighted average shares outstanding	132	97	55

Basic and diluted earnings (loss) per share, as reported	$(1.19)	$(4.40)	$(6.00)
Effect of SFAS No. 142.	—	—	1.65

Adjusted basic and diluted earnings (loss) per share	$(1.19)	$(4.40)	$(4.35)

      Amortization of goodwill and intangible assets with indefinite useful lives continues to be reflected in historical financial statements presented for 2001.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2003, and 2002 are as follows:

	Agricultural	Construction	Financial
	Equipment	Equipment	Services	Total

	(in millions)
Balance at January 1, 2002	$1,737	$935	$138	$2,810
Impairment adjustment — adoption of SFAS No. 142	—	(319)	—	(319)
Acquisitions	—	38	—	38
Impact of foreign exchange	27	(23)	—	4

Balance at December 31, 2002	1,764	631	138	2,533
Divestitures	—	(3)	—	(3)
Impact of foreign exchange	11	6	7	24

Balance at December 31, 2003	$1,775	$634	$145	$2,554

      As of December 31, 2003 and 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

		2003			2002

	Weighted		Accumulated			Accumulated
	Avg. Life	Gross	Amortization	Net	Gross	Amortization	Net

		(in millions)
Intangible assets subject to Amortization:
Engineering Drawings	20	$335	$69	$266	$335	$51	$284
Dealer Networks	25	216	35	181	216	26	190
Other	10 – 30	188	69	119	158	53	105

		739	173	566	709	130	579

Intangible assets not subject to amortization: Trademarks		273	—	273	273	—	273

		$1,012	$173	$839	$982	$130	$852

      CNH recorded amortization expense of $37 million, $30 million and $122 million during 2003, 2002 and 2001, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is approximately $35 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

      For tax purposes, goodwill amortization for each of the three years ended December 31, 2003 was not deductible.

Note 10: Short-Term Debt

      CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit and similar agreements.

      CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat or under facilities guaranteed by Fiat, on terms that CNH believes are at least as favorable as those

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available from unaffiliated third parties. The debt owed by CNH to Fiat is unsecured. In 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, until December 31, 2004. After that time, Fiat has committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.

      As of December 31, 2003, CNH had approximately $4.5 billion of its $7.9 billion total lines of credit available, including the asset backed liquidity facilities described below. Borrowings under these lines totaling $1.3 billion were classified as long term debt, while $2.1 billion were classified as short term debt.

      The following table summarizes our credit facilities at December 31, 2003:

			Drawn

			Equipment	Financial
	Maturity	Amount	Operations	Services	Total	Available	Guarantor

	(in millions)
Committed Lines:
Revolving syndicated backup credit facility	2005	$1,800	$—	$—	$—	$1,800	Fiat
Backup credit facilities with third parties shared with some Fiat subsidiaries	2004–5	275	—	—	—	275	Fiat
Other backup facilities with third parties	2004–6	150	—	—	—	150	Fiat
Other committed lines guaranteed by Fiat	various	55	55	—	55	—	Fiat
Revolving credit facility (Fin. Serv., USA)	2004	500	—	500	500	—	Fiat
Other committed lines (Fin. Serv., Brazil)	various	866	—	719	719	147	Fiat
Revolving credit facility with Fiat affiliate	2004	1,000	403	294	697	303	Fiat
Other committed lines	various	230	155	53	208	22

Total committed lines		4,876	613	1,566	2,179	2,697
Uncommitted Lines		1,112	871	131	1,002	110
Asset-backed Programs	2004	1,931	147	83	230	1,701

Total credit facilities		$7,919	$1,631	$1,780	$3,411	$4,508

Total Credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$4,646	$458	$1,513	$1,971	$2,675

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A summary of short-term debt, as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Equipment Operations:
Credit agreements*	$1,119	$1,067
Short-term debt with Fiat affiliates	403	817
Short-term debt payable to Financial Services	—	354

Total short-term debt — Equipment Operations	1,522	2,238

Financial Services:
Credit agreements*	210	429
Asset-backed commercial paper liquidity facility	83	167
Short-term debt with Fiat affiliates	295	269
Short-term debt payable to Equipment Operations	312	1,083

Total short-term debt — Financial Services	900	1,948
Less intersegment short-term debt	(312)	(1,437)

Total short-term debt	$2,110	$2,749

*	The credit agreements for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

      The weighted-average interest rates on consolidated short-term debt at December 31, 2003 and 2002 were 4.72% and 4.55%, respectively. The average rate is calculated using the actual rates at December 31, 2003 and 2002 weighted by the amount of the outstanding borrowings of each debt instrument.

      Borrowings under non-affiliated third party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; (3) banker’s bills of acceptance rates, plus an applicable margin; or (4) other relevant domestic benchmark rates plus an applicable margin.

      The applicable margin on third party debt depends upon:

•	the initial maturity of the facility/credit line;

•	the rating of short-term/long-term unsecured debt at the time the facility/credit line was negotiated; in cases where Fiat provides a guarantee, the margin reflects Fiat’s credit standing at the time the facility/credit line was arranged;

•	the extent of over-collateralization, in the case of receivables warehouse facilities; and

•	the level of availability of credit lines for CNH in different jurisdictions.

      The applicable margin for related party debt is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. As Fiat’s creditworthiness has in the past been consistently and significantly better than that of CNH, the cost of the related party debt has been lower than the corresponding rates that CNH could have been required to pay to unaffiliated third parties providing similar financing arrangements. Even though Fiat’s and CNH’s ratings are currently equal, we believe that rates applied by Fiat to our related party debt are at least as advantageous as alternative sources of funds we may obtain from third parties; in those case where we achieve negotiated margins more favorable than those applied by Fiat, we maximize use of such more

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advantageous facilities before returning to Fiat funding. The range of margins applied by Fiat to our related party debt outstanding as of December 31, 2003 was between 0.65% and 1.50%.

      Borrowings against asset-backed commercial paper liquidity facilities bear interest at prevailing asset backed commercial paper rates. Borrowings may be obtained in U.S. Dollars and certain other foreign currencies. Certain of CNH’s revolving credit facilities contain contingent requirements in respect of the maintenance of financial conditions and impose some restrictions in respect of new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2003, CNH was in compliance with all debt covenants. The non-affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and provide for annual agency fees to the administrative agents for the facilities.

      During 2003, approximately $95 million of Equipment Operation’s short-term debt with Fiat was refinanced with long-term debt with Fiat in a non-cash transaction. Interest expense approximates interest paid for all periods presented.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11: Long-Term Debt

      A summary of long-term debt as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Equipment Operations:
Public Notes:
Payable in 2003, interest rate of 6.25%	$—	$279
Payable in 2005, interest rate of 7.25%	244	244
Payable in 2011, average interest rate of 9.22%	1,052	—
Payable in 2016, interest rate of 7.25%	254	254
Third Party Loan:
Payable in 2007, interest rate of 1.61% (floating rate)	188	205
Notes with Fiat affiliates:
Payable in 2003, interest rate of 3.95%	—	199
Payable in 2003, interest rate of 4.69%	—	200
Payable in 2003, interest rate of 4.69%	—	100
Payable in 2004, interest rate of 7.92%	—	100
Payable in 2005, interest rate of 3.50%	300	600
Payable in 2006, interest rate of 2.38% (floating rate)	700	450
Payable in 2006, interest rate of 3.35% (floating rate)	101	550
Other affiliated notes, weighted average interest rate of 7.51% and 5.44%, respectively	262	233
Other debt	92	124

	3,193	3,538
Less-current maturities	(88)	(824)

Total long-term debt — Equipment Operations	3,105	2,714

Financial Services:
Public Notes:
Payable in 2003, interest rate of 6.13%	—	191
Payable in 2007, interest rate of 6.75%	127	127
Long-term debt with Fiat affiliates, weighted-average interest rate of 4.11% and 3.75%, respectively	306	367
Intersegment debt with Equipment Operations, interest rate of 2.44% and 2.72%, respectively	700	700
Other debt	1,260	892

	2,393	2,277
Less — current maturities	(755)	(294)

Total long-term debt — Financial Services	1,638	1,983
Less long-term debt payable to Equipment Operations	(700)	(700)

Total long-term debt	$4,043	$3,997

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2003, is as follows:

Amount

(in millions)
2005	$1,169
2006	1,150
2007	300
2008	85
2009 and thereafter	1,339

Total	$4,043

      On August 1, 2003 and September 12, 2003, a total of $1.05 billion of Case New Holland, Inc. 9 1/4% Senior Notes due 2011(the “9 1/4% Senior Notes”) were issued. The 9 1/4% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

      In 2003, CNH renewed approximately $95 million of short-term debt with Fiat through the issuance of long-term debt with Fiat in a non-cash transaction. Interest expense approximates interest paid for all periods presented.

Note 12: Income Taxes

      The sources of income (loss) before taxes and minority interest for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

	(in millions)
The Netherlands source	$(80)	$(43)	$10
Foreign sources	(119)	(389)	(442)

Loss before taxes and minority interest	$(199)	$(432)	$(432)

      The provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

	(in millions)
Current income taxes	$23	$13	$69
Deferred income taxes	(72)	(27)	(174)

Total tax benefit	$(49)	$(14)	$(105)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of CNH’s statutory and effective income tax provision (benefit) before cumulative effect of change in accounting principle for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(in millions)
Tax benefit at the Netherlands statutory rate of 35%	$(70)	$(37)	$(151)
Foreign income taxed at different rates	5	13	(29)
Effect of tax loss carryforwards	(10)	(8)	(16)
Change in valuation allowance	13	45	54
Nondeductible goodwill and intangibles	—	4	29
Dividend withholding taxes and credits	2	(19)	2
Other	11	(12)	6

Total tax benefit	$(49)	$(14)	$(105)

      The components of the net deferred tax asset as of December 31, 2003 and 2002 are as follows:

	2003	2002

	(in millions)
Deferred tax assets:
Marketing and selling incentives	$127	$118
Bad debt reserves	40	79
Postretirement and postemployment benefits	301	426
Inventories	32	37
Warranty reserves	79	74
Restructuring reserves	55	79
Other reserves	748	675
Tax loss carryforwards	1,585	1,294
Less: Valuation allowance	(1,167)	(982)

Total deferred tax assets	1,800	1,800

Deferred tax liabilities:
Fixed assets basis difference/depreciation	190	177
Intangibles	274	281
Inventories	35	45
Other	396	416

Total deferred tax liabilities	895	919

Net deferred tax assets	$905	$881

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net deferred tax assets are reflected in the accompanying balance sheets as of December 31, 2003 and 2002 as follows:

	2003	2002

	(in millions)
Current deferred tax asset	$498	$505
Long-term deferred tax asset	1,449	1,362
Current deferred tax liability	(171)	(223)
Long-term deferred tax liability	(871)	(763)

Net deferred tax asset	$905	$881

      CNH has net operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The years in which they expire are as follows: $2 million in 2004; $4 million in 2005; $6 million in 2006; $3 million in 2007; $3 million in 2008; and $903 million with expiration dates from 2009 through 2023. CNH also has net operating tax loss carryforwards of $664 million with indefinite lives.

      In 2003, 2002 and 2001, CNH recorded deferred tax assets without valuation allowances for U.S. Federal tax loss carryforwards in the amount of $97 million, $116 million and $209 million, respectively. The realization of the deferred tax assets recorded as a result of the U.S. Federal tax loss carryforward is considered to be more likely than not. This determination was based upon the evaluation of the recent losses after considering the impact of non-recurring items, the impact of the cyclical nature of the business on past and future profitability, expectations of sufficient future U.S. taxable income prior to the years in which the carryforwards expire as well as the impact of profit improvement initiatives on the future earnings of U.S. operations. These expectations of future profitability were based on assumptions regarding the Company’s market share, profitability of new model introductions and benefits from capital and operating restructuring actions. CNH cannot assure that it will generate the necessary profitability to realize all or part of the U.S. deferred tax assets and that in the future these assets will not require the recording of additional valuation allowances. A determination that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized could adversely impact CNH’s results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made.

      During 2003, 2002 and 2001, CNH generated income in certain International and U.S. State jurisdictions that supported reductions in the valuation allowance and recognized losses in certain international and U.S. state jurisdictions that supported increases in the valuation allowance. CNH has recorded deferred tax assets without valuation allowances in tax jurisdictions where CNH has generated income, as CNH believes it is more likely than not that such assets will be realizable in the future. CNH has recorded valuation allowances in certain tax jurisdictions where it does not expect to generate sufficient income to fully realize the deferred tax asset. As of December 31, 2003, CNH has $132 million of U.S. state tax loss carryforwards and $988 million of non-U.S. Federal tax loss carryforwards for which CNH has established valuation allowances of $29 million and $710 million, respectively.

      With respect to the valuation allowances recorded against the deferred tax assets of Case and its subsidiaries as of the acquisition date, any reduction in these valuation allowances will, in the future, be treated as a reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods’ tax expense. As of December 31, 2003, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case acquisition totaled $535 million.

      At December 31, 2003, the undistributed earnings of foreign subsidiaries totaled approximately $2.2 billion. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

      CNH received (paid) cash of $83 million, $83 million and ($63) million for taxes during 2003, 2002 and 2001 respectively.

Note 13: Restructuring

      Effective January 1, 2003, CNH has adopted SFAS No. 146. Under SFAS No. 146, CNH recognizes costs related to restructuring when a liability is incurred. Prior to January 1, 2003, CNH recorded restructuring liabilities at the time management approved and committed CNH to a restructuring plan that identified all significant actions to be taken and the expected completion date of the plan was within a reasonable period of time. The restructuring liability included those restructuring costs that (1) could be reasonably estimated, (2) were not associated with or did not benefit activities that would be continued, and (3) were not associated with or were not incurred to generate revenues after the plan’s commitment date. Restructuring costs were incurred as a direct result of the plan and (1) were incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation.

CNH Merger Integration Plan

      As part of its original merger integration, CNH evaluated the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, CNH significantly reduced its worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions. These restructuring actions will be recorded and implemented through at least 2004.

      The CNH Merger Integration Plan is comprised of two separate programs, the Case Purchase Accounting Restructuring Program and the CNH Merger Integration Program. The Case Purchase Accounting Restructuring Program encompasses all actions of the CNH Merger Integration Plan related to Case which qualified for purchase accounting treatment at the time of the merger. The CNH Merger Integration Program encompasses all other actions of the CNH Merger Integration Plan. CNH expects to fund the remaining cash requirements of the CNH Merger Integration Plan with cash flows from operations and additional borrowings under CNH’s credit facilities.

CNH Merger Integration Program

      During 2003, 2002 and 2001, $274 million, $61 million and $122 million, respectively, was recorded under the CNH Merger Integration Program. These costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, downsizing existing facilities and other merger related costs. During 2001, 2002 and 2003, CNH reversed $18 million, $10 million and $3 million, respectively, of the CNH Merger Integration Program accrual principally as a result of determining that costs to exit certain facilities were lower than anticipated.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2003, CNH had terminated 3,800 employees under the CNH Merger Integration Program and has approximately 200 employees who have yet to be terminated under the program. These reductions were achieved by eliminating administrative and back office functions and related personnel and manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments.

      Costs related to closing, selling, and downsizing existing facilities were due to required divestitures, excess capacity and duplicate facilities and primarily relate to the following actions under the CNH Merger Integration Plan:

•	Closing of CNH’s East Moline, United States combine manufacturing plant and moving production to the Grand Island, United States plant.

•	Rationalization of the crawler excavator product line produced at the Crepy, France facility;

•	Transfer production of the loader/backhoe product line produced at the Crepy, France facility to the Imola, Italy facility;

•	Outsourcing of various components produced at the Burlington, Iowa facility; and

•	Other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

      As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of in the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. Impairment charges of $38 million, $13 million and $15 million were included in costs provided for closing, selling, downsizing, exiting facilities and asset impairments in 2003, 2002 and 2001, respectively.

      Other merger related costs relate to incremental costs incurred by CNH in conjunction with merger integration activities at CNH. These costs are classified as “Restructuring and other merger related costs” in the accompanying statements of operations. These expenses consist primarily of consulting expenses, systems integration expenses and employee relocation expenses. Other merger related costs were recorded from the time of the merger through September 2001.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth activity for the CNH Merger Integration Program for the years ended December 31, 2001, 2002 and 2003:

	Severance and	Facility Related
	Other	Costs and
	Employee	Asset	Other	Other
	Costs	Impairments	Restructuring	Merger	Total

	(in millions)
Balance at January 1, 2001	$12	$51	$6	$—	$69
Additions	74	18	15	15	122
Reserves utilized	(40)	(52)	(2)	(15)	(109)
Changes in estimates	—	(15)	(3)	—	(18)

Balance at December 31, 2001	46	2	16	—	64
Additions	34	17	10	—	61
Reserves utilized	(49)	(5)	(16)	—	(70)
Changes in estimates	(3)	(7)	—	—	(10)

Balance at December 31, 2002	28	7	10	—	45
Additions	220	44	10	—	274
Reserves utilized	(204)	(32)	(10)	—	(246)
Changes in estimates	(3)	—	—	—	(3)

Balance at December 31, 2003	$41	$19	$10	$—	$70

      The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. Management believes that the CNH Merger Integration Program reserve balance at December 31, 2003, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that the majority of all actions currently accrued for will be completed by December 31, 2004. Costs relating to the majority of these actions will be expended through the second quarter of 2004. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of operations as “Restructuring”.

Case Purchase Accounting Restructuring Program

      During 1999, CNH recorded $90 million under the Case Purchase Accounting Restructuring Program as a part of the preliminary allocation of the Case purchase price. During 2000, in connection with the finalization of the Case purchase price allocation, an additional $264 million was recorded for the Case Purchase Accounting Restructuring Program. These costs primarily relate to closing, selling, and downsizing existing facilities and severance and other employee-related costs. During 2001, CNH reversed $31 million of the Case Purchase Accounting Restructuring Program accrual to goodwill as more employees left CNH voluntarily than originally anticipated and as costs to exit certain facilities were determined to be lower than anticipated.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the CNH activities for the years ended December 31, 2001 and 2002 under the Case Purchase Accounting Restructuring Program:

	Severance and
	other
	employee	Facility related	Other
	costs	costs	costs	Total

	(in millions)
Balance at January 1, 2001	$68	$113	$1	$182
Reserves utilized	(50)	(91)	—	(141)
Changes in estimates	(12)	(19)	—	(31)

Balance at December 31, 2001	6	3	1	10
Reserves utilized	(6)	(3)	(1)	(10)

Balance at December 31, 2002	$—	$—	$—	$—

      The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. All actions recorded in the Case Purchase Accounting Restructuring Program have been completed and there are no unresolved activities. Any additional restructuring actions relating to Case locations or employees are recorded as restructuring costs under the CNH Merger Integration Program.

Kobelco Purchase Accounting Restructuring Programs

      During 2002, CNH recorded $5 million under the Kobelco Purchase Accounting Restructuring Programs as a part of the preliminary allocation of the Kobelco America and Kobelco Europe purchase price. These amounts primarily relate to costs related to closing, selling, and downsizing existing facilities and severance and other employee-related costs. During 2003, $3 million of these reserves were utilized. As of December 31, 2003, reserves under this program were approximately $2 million.

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

      CNH’s funding policies are to contribute to the plans amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefits under the CNH plans. Beginning in 2005, a defined dollar benefit will apply to salaried retiree medical coverage. Once the defined dollar benefit is reached, contributions paid by the retirees will increase by an amount equal to any premium cost increases above that amount.

      In connection with CNH’s acquisition of Orenstein & Koppel Aktiengesellschaft (“O&K”) in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who are retired or whose employment has been terminated and who have vested rights. In connection with the acquisition of O&K, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million , has agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller’s guarantee of the future pension payment reimbursement. The actuarial present value related to this benefit obligation that is recorded on the balance sheet and reflected in the rollforward below was $171 million and $145 million at December 31, 2003 and 2002, respectively. CNH has an equal, corresponding other asset on its balance sheet to reflect the payment made by CNH to the seller in conjunction with the acquisition.

      Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any related assets or liabilities.

      The following assumptions were utilized in determining the funded status of CNH’s defined benefit pension plans for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	Plans	Plans	Plans	Plans	Plans	Plans

Weighted-average discount rates for obligations	6.25%	5.31%	6.75%	5.58%	7.25%	5.91%
Weighted-average discount rates for expense	6.75%	5.58%	7.25%	5.91%	7.50%	5.92%
Rate of increase in future compensation	N/A	3.43%	N/A	3.42%	N/A	3.81%
Weighted-average, long-term rates of return on plan assets	8.75%	7.33%	9.00%	7.33%	9.00%	7.31%

      The expected long-term rate of return on plan assets reflects management’s expectations of long-term average rates of earnings on funds invested to provide for benefits included in the projected benefit obligations. The return is based on the outlook for inflation, fixed income returns and equity returns, while also considering the plans’ historical returns, their asset allocation and investment strategy, as well as the views of investment managers and other large pension plan sponsors. Although not a guarantee of future results, the average annual return of key indices, allocated in a fashion similar to our U.S. plan assets, reflect a return of 10.25% over the last ten years and 12.06% over the past 20 years. The expected long-term rate of return, which will be used beginning in 2004, will be 8.75% for the U.S. plans and between 6.00% and 7.50% for non-U.S. plans.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH’s postretirement health and life insurance plans for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	Plans	Plan	Plans	Plan	Plans	Plan

Weighted-average discount rates for obligations	6.25%	6.00%	6.75%	6.75%	7.25%	6.50%
Weighted-average discount rates for expense	6.75%	6.75%	7.25%	6.50%	7.50%	6.50%
Rate of increase in future compensation	4.00%	3.50%	4.00%	3.50%	4.00%	3.50%
Weighted-average, assumed healthcare cost trend rate	10.00%	9.00%	10.00%	9.00%	8.00%	8.50%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.50%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2008	2011	2007	2010	2006	2008

      CNH uses a measurement date of December 31 for its qualified and non-qualified pension plans and postretirement benefit plans.

      Plans in the U.S. and U.K. reflect the majority of CNH’s pension and postretirement benefit plan obligations. The fair value of the CNH U.S. qualified pension plan assets as of December 31, 2003 and 2002 was approximately $600 million and $483 million, respectively. The expected long-term rate of return on the plan assets was 8.75% in 2003 and 9.00% in 2002. The fair value of the CNH U.K. qualified pension plan assets as of December 31, 2003 and 2002 was approximately $654 million and $531 million, respectively.

      The asset allocation for the CNH U.S. and U.K. qualified pension plans and the target allocation for 2004 are as follows:

	U.S. Plans			U.K. Plans

		Percentage of			Percentage of
		Plan Assets			Plan Assets
	Target	as of		Target	as of
	Allocation	December 31,		Allocation	December 31,
	2004	2003	2002	2004	2003	2002

Asset category:
Equity securities	53%	54%	53%	70%	68%	54%
Debt securities	47%	45%	47%	30%	32%	46%
Cash	0%	1%	0%	0%	0%	0%

      The investment strategy followed by CNH varies by country depending on the circumstances of the underlying plan. Typically less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plan trust will be approximately $155 million in 2004. Estimated contributions to the CNH postretirement benefit plan in the U.S. total approximately $65 million for 2004.

      On December 8, 2003, the Act was signed into law. The Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” The FASB issued FSP No. 106-1, which allows sponsors to elect to defer recognition of the effects of the Act.

      In accordance with FSP No. 106-1, CNH has elected to defer recognition of the effects of the Act. Accordingly, the financial statements do not reflect the effects of the Act.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2003 and 2002:

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$2,027	$1,759	$1,019	$863
Service cost	27	25	17	15
Interest cost	123	115	71	58
Plan participants’ contributions	5	5	5	4
Actuarial loss	131	172	366	134
Currency fluctuations	185	140	7	—
Gross benefits paid	(125)	(105)	(63)	(48)
Plan amendments	—	(80)	(21)	—
Acquisitions/ divestitures	(5)	(6)	—	—
Curtailment loss	58	2	93	—
Adjustments to reflect re-measurement of benefit obligation	—	—	—	(7)

Actuarial present value of benefit obligation at end of measurement period	2,426	2,027	1,494	1,019

Change in plan assets:
Plan assets at fair value at beginning of measurement period	1,130	1,301	—	—
Actual return on plan assets	182	(153)	—	—
Currency fluctuations	92	62	—	—
Employer contributions	114	28	58	44
Plan participants’ contributions	5	5	5	4
Gross benefits paid	(125)	(105)	(63)	(48)
Acquisitions/ divestitures	(5)	(8)	—	—

Plan assets at fair value at end of measurement period	1,393	1,130	—	—

Funded status:	(1,033)	(897)	(1,494)	(1,019)
Unrecognized prior service cost	17	20	(46)	(42)
Unrecognized net loss resulting from plan experience and changes in actuarial assumptions	718	689	709	375
Remaining unrecognized net asset at initial application	—	—	37	46

Net amount recognized at end of year	$(298)	$(188)	$(794)	$(640)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Postretirement
	Pension Benefits		Benefits

	2003	2002	2003	2002

	(in millions)
Amounts recognized in the balance sheets consist of:
Prepaid benefit cost	$79	$121	$—	$—
Accrued benefit liability	(1,006)	(949)	(794)	(640)
Intangible asset	17	20	—	—
Deferred tax assets	222	223	—	—
Accumulated other comprehensive income	398	397	—	—

Net amount recognized at end of year	$(290)	$(188)	$(794)	$(640)

      The following summarizes the statement of operations impact of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2003, 2002 and 2001:

				Other
				Postretirement
	Pension Benefits			Benefits

	2003	2002	2001	2003	2002	2001

	(in millions)
Components of net periodic benefit cost:
Service cost	$27	$25	$29	$17	$15	$12
Interest cost	123	115	114	71	58	50
Expected return on assets	(95)	(110)	(119)	—	—	—
Amortization of:
Transition asset	—	—	—	9	9	9
Prior service cost	3	4	3	(17)	(14)	(13)
Actuarial loss	49	22	3	35	16	6

Net periodic benefit cost	107	56	30	115	84	64
Curtailment loss	58	2	1	93	—	—

Total expense	$165	$58	$31	$208	$84	$64

      The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $2.4 billion, $2.3 billion and $1.4 billion, respectfully as of December 31, 2003 and $2.0 billion, $1.9 billion and $1.1 billion, respectively, as of December 31, 2002.

      Due to the poor performance of equity markets in 2000, 2001 and 2002, the value of the CNH pension fund assets, which principally relate to plans in the United States and United Kingdom, declined. SFAS No. 87, “Employers’ Accounting for Pensions” requires recognition of an additional minimum liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. At December 31, 2003, this resulted in a decrease in accumulated other comprehensive income, a component of Shareholders’ Equity, of approximately $398 million, net of tax of $222 million. These amounts are essentially unchanged from December 31, 2002.

      We have experienced a continuing high level of other post-retirement employee benefit costs, principally related to health care, during 2003. Consequently, we will maintain the 2003 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2004 despite earlier expectations that this rate would decrease. The initial annual estimated rate of increase in per capita cost of healthcare will decrease by 1%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in each subsequent year until reaching 5% in 2008. Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2003, by approximately $142 million, and would increase the aggregate of the service cost and interest cost components of the net 2003 postretirement benefit cost by approximately $22 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2003, by approximately $120 million, and would decrease the aggregate of the service cost and interest cost components of the net 2003 postretirement benefit cost by approximately $19 million.

Other Programs

      In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH’s Belgian facilities initiated in 1991. Such liabilities were approximately $14 million and $13 million at December 31, 2003 and 2002, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

      As required by Italian labor legislation, an accrual for an employee severance indemnity has been provided for a portion of CNH’s Italian employees’ annual salaries, indexed for inflation. At December 31, 2003 and 2002, the indemnity accruals were $97 million and $87 million, respectively.

      Additionally, certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive leaves, in certain circumstances, Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $745,000, $446,000 and $1,717,000 in 2003, 2002 and 2001, respectively.

Defined Contribution Plans

      Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. salaried employees (the “CNH Salaried Plan”). The CNH Salaried Plan allows employee elective deferrals on a pretax basis of up to 25% of pay with CNH matching such deferrals at a rate of 70 cents for each dollar deferred on the first 10% of participant contributions. In addition to matching contributions, CNH provides a fixed contribution of five percent of eligible salary per year. During 2003, 2002 and 2001, CNH contributed $14 million, $14 million and $15 million, respectively, in matching contributions. During 2003, 2002 and 2001, CNH contributed $12 million, $13 million and $8 million, respectively, in fixed contributions. Subject to CNH’s operating results, CNH may make additional profit sharing matching contributions to the defined contribution plan. CNH made no profit sharing contributions in 2003, 2002 or 2001.

      Effective January 1, 2001, both the Case and New Holland entities provide an identical defined contribution plan for their U.S. non-represented hourly employees (the “CNH Hourly Plan”). These plans allow employee elective deferrals on a pretax basis of up to 25% (15% prior to January 1, 2002) of base compensation with CNH matching such deferrals at a rate of 50% on the first 10% of a participant’s contribution. During 2003, 2002 and 2001, CNH contributed $3 million, $3 million and $5 million, respectively, in matching contributions.

      Effective July 1, 2003, the Company updated the CNH Hourly Plan specific to U.S. non-represented hourly employees hired on or after July 1, 2003, to include a fixed contribution of 5% of eligible pay, in lieu of participating in the Company’s defined benefit pension plan.

      CNH also maintains a plan for represented hourly employees covered by collective bargaining agreements, which provides for employee elective deferrals of up to 25% of eligible pay. UAW represented

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participants hired after the 1998 collective bargaining agreement are eligible for a 25% match on the first 6% of participant contributions. All other represented employees and UAW represented participants hired before the 1998 collective bargaining agreement are not eligible for this match.

Note 15: Other Accrued Liabilities

      A summary of other accrued liabilities as of December 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Marketing and sales incentive programs	$371	$333
Current deferred tax liability	171	223
Warranty provisions	183	169
Accrued payroll	130	140
Value-added taxes and other taxes payable	167	107
Other accrued expenses	773	740

Total other accrued liabilities	$1,795	$1,712

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

      Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $42 million to $101 million. As of December 31, 2003, environmental reserves of approximately $62 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH’s financial position or results of operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Product Liability

      Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations.

Other Litigation

      In December 2002, six named individuals filed a purported class action lawsuit in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and Case. (Yolton, et. al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to Case in June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW to cap (prior to the transfer of the agricultural and construction equipment business to Case) the amount of retiree health insurance costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. El Paso administers the health insurance programs for the purported plaintiff class, and Case and El Paso are parties to a 1994 agreement under which El Paso has agreed to indemnify Case for the costs of the health insurance program. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay a portion of the cost of those benefits because the Cap had been reached. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or Case from requesting the retirees to pay a portion of the health benefits. On December 31, 2003, the court entered a preliminary injunction order requiring El Paso to pay the full costs of health insurance benefits for the purported plaintiff class. El Paso filed a motion for reconsideration. On March 9, 2004, the court entered an order granting plaintiffs’ motion for preliminary injunction. Pursuant to the March 9, 2004 order, the court vacated its December 31, 2003 order and ordered Case to pay the full costs of health insurance benefits for the purported plaintiff class from March 2004. However, El Paso has not disputed its responsibility to pay amounts up to the Cap. Case has filed a motion with the court seeking to have the preliminary injunction stayed and the order reconsidered because we believe El Paso is primarily responsible for the costs of the health insurance benefits including amounts over the Cap and, in any event, Case should not be responsible for amounts up to the Cap. Case also has filed a motion for summary judgment that El Paso indemnify Case pursuant to the terms of the 1994 agreement. Until the court rules on Case’s motion to reconsider our summary judgment motion, Case is obligated to pay the amounts above the Cap. While CNH is unable to predict the outcome of this proceeding, CNH believes that Case has good legal and factual defenses and CNH will continue to vigorously defend against this lawsuit.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments

      Minimum rental commitments at December 31, 2003, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount

(in millions)

2004	$43
2005	28
2006	22
2007	18
2008	16
Thereafter	72

Total minimum rental commitments	$199

      Total rental expense for all operating leases was $33 million, $40 million and $44 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2003, total commitments of this type total approximately $201 million.

Guarantees

      As described in Note 2 “Summary of Significant Accounting Policies”, CNH pays for normal warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2003 and 2002 for this commitment is as follows:

	2003	2002

	(in millions)
Balance, beginning of year	$169	$189
Current year provision	247	216
Claims paid and other adjustments	(233)	(236)

Balance, end of year	$183	$169

Note 17: Financial Instruments

Fair Market Value of Financial Instruments

      The fair market value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. The estimated fair market values of financial instruments that do not approximate their carrying values in the financial statements as of December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(in millions)
Accounts and notes receivable, net	$5,996	$6,055	$5,711	$5,790
Long-term debt	$4,043	$4,190	$3,997	$3,949

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts and notes receivable, net

      The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value, which approximates carrying value, of the interest only strip component of CNH’s accounts and notes receivables was based on loss, prepayment and interest rate assumptions approximating those currently experienced by CNH. The carrying amount of floating-rate accounts and notes receivable was assumed to approximate their fair value.

Long Term debt

      The fair value of fixed-rate, public long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the fair value of other fixed-rate borrowings were based on discounting using the treasury yield curve; the carrying amount of floating-rate long-term debt was assumed to approximate their fair value.

Derivative contracts

      As derivatives are recorded at fair market value on the balance sheet, the carrying amounts and fair market values are equivalent for CNH’s foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.

Derivatives

      CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $977 million as of December 31, 2003.

Foreign Exchange Contracts

      CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the Statements of Operations as “Other, Net” and was not significant. The maturity of these instruments does not exceed 12 months and the net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ending December 31, 2004 are $5.6 million. The effective portion of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in the Statements of Operations when the hedge item affects earnings.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Interest Rate Derivatives

      CNH has entered into interest rate swaps agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in “other, net” in the accompanying statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 72 months, and CNH expects approximately $8 million, net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ending December 31, 2004.

      Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of deductions in the fair value of existing fixed rate long term bonds and medium-term notes due to decreases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2003 or 2002.

      CNH enters into forward starting interest rate swaps and forward rate agreements as hedges of the proceeds received upon the sale of receivables in ABS transactions as described in Note 4, “Accounts and Notes Receivable.” These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair value of these instruments are highly correlated to changes in the fair value of the anticipated cash flows from the proceeds to be received. Gains and losses are deferred in other comprehensive income and recognized in “Finance and interest income” in the accompanying statements of operations at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2003 or 2002.

      CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in earnings. These instruments are used to mitigate interest rate risk related to the Company’s asset-backed commercial paper facilities and various limited purpose business trusts associated with the Company’s retail note asset-backed securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2003 and 2002.

Note 18: Shareholders’ Equity

      On March 27, 2003, CNH’s shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH’s authorized share

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capital to €1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of €2.25. In a separate action, the shareholders have authorized the board of directors to resolve on any future issuance of authorized shares for a period ending February 2007.

      On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

      On April 7 and 8, 2003, CNH Global issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

      The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

      Effective January 31, 2003, the Company began providing matching contributions to the CNH Salaried Plan and the CNH Hourly Plan in the form of CNH common shares rather than cash. This change affects all CNH U.S. employees eligible to contribute to this plan who receive a company-provided match on a portion of their elective deferrals.

      In June 2002, CNH completed a public offering of 10 million shares of common stock. In July 2002, the underwriters exercised their over-allotment option for 700,000 additional shares. The offering was priced at $20.00 per share. Net proceeds after offering costs were approximately $201 million. Concurrent with this offering, Fiat, CNH’s majority shareholder, exchanged $1.3 billion of CNH debt for 65 million common shares, equal to $1.3 billion divided by the public offering price of $20.00.

      As of December 31, 2003, CNH has 132,913,714 common shares issued, of which 132,797,008 shares were outstanding while 116,706 shares were held by CNH as treasury shares. As of this same date, CNH has 8 million shares of Series A Preferred Stock issued and outstanding.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the years ended December 31, 2003, 2002 and 2001, changes in CNH common shares, and CNH Series A Preference Shares issued were as follows:

				Series A
	Common Shares			Preference Shares

	2003	2002	2001	2003	2002	2001

	(in thousands)
Issued as of beginning of year	131,238	55,537	55,537	—	—	—
Issuances of CNH Common Shares:	—	—	—	—	—	—
Contributions to CNH benefit plans	1,463	—	—	—	—	—
Restricted shares issued under the equity incentive plan	207	—	—	—	—	—
Public offering	—	10,700	—	—	—	—
Fiat conversion of debt to equity	—	65,000	—	—	—	—
Stock-based compensation for directors	6	1	—	—	—	—
Issuance of CNH Series A Preferred Stock	—	—	—	8,000	—	—

Issued as of end of year	132,914	131,238	55,537	8,000	—	—

      During 2003, dividends of $0.25 per common share, totaling $33 million, were declared and paid. Dividends of $0.50 per common share, totaling $28 million, were declared and paid during 2002, prior to the June and July equity transactions noted above. During 2001, dividends of $0.50 per common share, totaling $28 million, were declared and paid.

Note 19: Option and Incentive Plans

CNH Directors’ Plan

      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”) as amended provides for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of 20,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) an opportunity to receive up to 50% of their Annual Fees in cash; (4) an opportunity to convert all or a portion of their Annual Fees into stock options; and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. The exercise prices of all options granted under the CNH Directors’ Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Director and committee meeting attended. The CNH Directors’ Plan was established in 1999 and subsequently amended in 2001 and 2003. In 2001 and 2002, independent outside directors received an Annual Fee of $35,000 and Annual Automatic Stock Options for 4,000 common shares. At December 31, 2003, there were 200,000 common shares reserved for issuance under this plan. As of December 31, 2003, there were 49,964 common shares remaining available for issuance under the CNH Directors’ Plan.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	82,464	$33.10	48,314	$42.00	24,151	$59.25
Granted	60,036	10.28	39,322	21.35	28,456	30.20
Forfeited	—	—	(5,172)	29.35	(4,293)	60.45

Outstanding at end of year	142,500	22.76	82,464	33.10	48,314	42.00

Exercisable at end of year	95,009	25.68	61,954	31.80	31,814	31.80

*	Weighted-average

      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2003:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$ 9.15 - $26.20	97,984	9.0	$13.52	55,460	$13.47
$26.21 - $40.00	24,657	7.4	30.31	19,690	30.39
$40.01 - $56.00	5,882	6.8	49.31	5,882	49.31
$56.01 - $77.05	13,977	6.3	63.04	13,977	63.04

CNH Equity Incentive Plan

      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH stock at the date of grant. The 2001 exercise price was based upon the average official price on the New York Stock Exchange during the thirty-day period preceding the date of grant. The $3,729,600 of compensation cost related to the 2001 award has been deferred and is being charged to expense over the four-year service period of the related options. As of December 31, 2003, there were 2,611,254 common shares available for issuance under the CNH EIP.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reflects option activity under the CNH EIP for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	3,219,995	$34.35	1,907,182	$48.65	1,040,387	$68.85
Granted	—	—	1,424,140	16.20	1,065,600	31.70
Forfeited	(503,153)	41.97	(111,327)	46.60	(198,805)	63.75

Outstanding at end of year	2,716,842	32.94	3,219,995	34.35	1,907,182	48.65

Exercisable at end of year	1,216,093	42.43	774,780	57.10	355,585	68.85

*	Weighted-average

      The following table summarizes outstanding stock options under the CNH Equity Incentive Plan at December 31, 2003:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$15.20 - $26.20	1,275,215	8.6	$16.18	320,284	$16.18
$26.21 - $40.00	818,600	7.6	31.70	410,800	31.70
$40.01 - $77.05	623,027	6.1	68.85	485,009	68.85

*	Weighted-average

      Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the stock during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date.

      CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Nominating and Compensation Committee of the CNH Board of Directors. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provides a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program is administered under the CNH EIP. Since the specified target was achieved we issued 207,215 restricted shares under the program in 2003, which will vest in March 2004. Additionally, for individuals electing not to take the restricted stock earned under the 2002 Special Incentive Program, CNH agreed to issue an equivalent number of common shares if the individual remained employed by CNH as of the vesting date for the restricted shares issued to other participants in the 2002 Special Incentive Program. No restricted shares were awarded during 2002 and 2001. At December 31, 2003, restricted common shares outstanding under the EIP, including the 2002 Special Incentive Program, totaled 209,783 shares.

      Beginning in 2004 awards granted under the EIP will be subject to the achievement of certain performance criteria over a 3-year period, as defined by the Nominating and Compensation Committee of our Board of Directors. Under this program, earned awards will be satisfied equally with cash and CNH common shares.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiat Stock Option Program

      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2003 follows:

		Exercise Price		Options
	Date of Grant
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	24,900	(18,400)	—	59,800	59,800
2/18/2000	33.00	30.63	28.12	102,500	72,000	(8,000)	—	166,500	124,875
2/27/2001	26.77	27.07	24.85	50,000	30,000	—	—	80,000	40,000
10/31/2001	18.06	18.00	16.52	249,000	83,000	(41,000)	—	291,000	145,500
9/12/2002	11.88	11.16	10.39	513,000	78,000	(36,000)	—	555,000	138,750

      The original exercise prices, which were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant, were subsequently modified by Fiat. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH during 2003. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

SFAS No. 123 Disclosure

      For 2003, CNH adopted the Prospective Method of accounting for stock options under SFAS No. 148. The Prospective Method requires the recognition of expense for options granted, modified or settled since January 1, 2003. CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with APB No. 25 for options issued prior to January 1, 2003. The Black-Scholes pricing model was used to calculate the “fair value” of stock options. Based on this model, the weighted-average fair values of stock options awarded for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001

CNH Directors’ Plan	$5.87	$8.95	$12.40
CNH EIP	N/A	$6.65	$14.70

      The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2003		2002		2001

	Directors’		Directors’		Directors’
	Plan	EIP	Plan	EIP	Plan	EIP

Risk-free interest rate	2.7%	N/A	3.9%	3.8%	4.3%	4.1%
Dividend yield	2.1%	N/A	2.4%	2.4%	1.5%	1.5%
Stock price volatility	79.8%	N/A	51.0%	51.0%	47.0%	47.0%
Option life (years)	5.0	N/A	5.0	5.5	5.0	4.5

      Pro forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123 is provided in Note 2, “Summary of Significant Accounting Policies”.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20: Earnings (Loss) per Share

      The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in million, except per share
	data)
Basic
Net profit (loss)	$(157)	$(426)	$(332)

Weighted-average shares outstanding	132	97	55

Basic earnings (loss) per share before cumulative effect of change in accounting principle	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle	—	(3.35)	—

Basic earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)

Diluted
Net profit (loss)	$(157)	$(426)	$(332)
Effect of dilutive securities (when dilutive)	—	—	—

Net profit (loss) after adjustment for dilutive conversions	$(157)	$(426)	$(332)

Weighted-average shares outstanding — Basic	132	97	55
Effect of dilutive securities (when dilutive)	—	—	—

Weighted-average shares outstanding — Diluted	132	97	55

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle	—	(3.35)	—

Diluted earnings (loss) per share	$(1.19)	$(4.40)	$(6.00)

      Stock options to purchase approximately 2.9 million, 3.3 million and 2.0 million shares during 2003, 2002 and 2001, respectively, were outstanding but not included in the calculation of diluted loss per share as the impact of these options would have been anti-dilutive.

Note 21: Accumulated Other Comprehensive Income (Loss)

      The components of accumulated other comprehensive income (loss) as of December 31, 2003 and 2002 are as follows:

	2003	2002

	(in millions)
Cumulative translation adjustment	$(156)	$(419)
Minimum pension liability adjustment, net of taxes ($222 and $223 and, respectively)	(398)	(397)
Deferred gains (losses) on derivative financial instruments, net of taxes ($7 and $16, respectively)	(5)	(19)
Unrealized gain on available for sale securities, net of taxes ($13 and $0, respectively)	20	—

Total	$(539)	$(835)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 22: Segment and Geographical Information

Segment Information

      CNH has three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services. Certain reclassifications have been made to conform the 2001 historical segment and geographical information to the current CNH management reporting format.

Agricultural Equipment

      The agricultural equipment segment manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment.

Construction Equipment

      The construction equipment segment manufactures and distributes a full line of construction equipment and has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/ backhoes, skid steer loaders and trenchers.

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

      The accounting policies of the segments are described in Note 2, “Summary of Significant Accounting Policies.” CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest expense, taxes and restructuring and other merger related costs, including the income of Financial Services on an equity basis. Transfers between segments are accounted for at market value. Additionally, Fiat evaluates CNH’s performance based on results of operations computed using accounting principles followed by Fiat. Results of operations computed using accounting principles followed by Fiat excludes, among other things, minority interest, provision (benefit) for income taxes, restructuring charges, net financial expense and equity in (income) loss of unconsolidated subsidiaries and affiliates.

      CNH’s reportable segments are strategic business units that offer different products and services. Each segment is managed separately.

      A reconciliation of net income (loss) under U.S. GAAP to results of operations under accounting principles followed by Fiat as well as CNH’s results of operations by segment and depreciation and

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortization in accordance with accounting principles followed by Fiat for the years ended December 31, 2003, 2002 and 2001 are set forth in the following table:

	2003	2002	2001

	(in millions)
Reconciliation of net income (loss) per U.S. GAAP to
results of operations reported to Fiat:
Net loss per US GAAP	$(157)	$(426)	$(332)
Adjustments to convert from US GAAP to accounting principles followed by Fiat:
Cumulative effect of change in accounting principle, net of tax	—	325	—
Amortization of goodwill and other intangibles	(166)	(158)	(45)
Restructuring charge	111	34	34
Other	(12)	17	78

Net loss per accounting principles followed by Fiat	(224)	(208)	(265)
Reconciliation of net loss per accounting principles followed by Fiat to results of operations:
Minority interest	7	8	5
Income tax provision (benefit)	(25)	(35)	(105)
Restructuring charge	160	17	70
Net financial expense	354	390	474
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(13)	(16)	9
Other non-operating income	—	(2)	—

Results of operations as defined by Fiat	$259	$154	$188

Results of operations by segment:
Agricultural equipment	$181	$201	$105
Construction equipment	(78)	(159)	13
Financial services	163	122	93
Eliminations	(7)	(10)	(23)

Results of operations	$259	$154	$188

Depreciation and amortization:
Agricultural equipment	$279	$261	$238
Construction equipment	121	124	126
Financial services	108	126	105

Total	$508	$511	$469

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of additional reportable segment information, compiled under U.S. GAAP, for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(in millions)
Revenues:
Net sales:
Agricultural equipment	$7,125	$6,405	$6,073
Construction equipment	2,944	2,926	2,957

Total net sales	10,069	9,331	9,030
External financial services	597	609	685
Intersegment financial services	24	32	54
Eliminations	(24)	(32)	(54)

Total	$10,666	$9,940	$9,715

Investments in unconsolidated subsidiaries and affiliates (at the end of year):
Agricultural equipment	$186	$184	$169
Construction equipment	178	144	66
Financial services	65	47	31

Total	$429	$375	$266

Depreciation and amortization:
Agricultural equipment	$176	$161	$232
Construction equipment	70	67	87
Financial services	100	118	105

Total	$346	$346	$424

Segment assets (at the end of year):
Agricultural equipment	$7,735	$6,380	$6,410
Construction equipment	3,750	3,430	2,893
Financial services	5,118	5,875	6,352
Eliminations and other	2,058	1,075	1,557

Total	$18,661	$16,760	$17,212

Expenditures for additions to long-lived assets*:
Agricultural equipment	$152	$198	$160
Construction equipment	40	39	61
Financial services	53	170	330

Total	$245	$407	$551

*	Includes equipment on operating leases and property, plant and equipment.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information

      The following highlights the results of CNH’s operations by geographic area, by origin:

	United		United
	States	Canada	Kingdom	Italy	Belgium	Other	Total

	(in millions)
At December 31, 2003, and for the year then ended:
Total Revenues	$4,036	$701	$1,594	$2,116	$942	$1,277	$10,666

Long-Lived assets*	$880	$94	$139	$268	$151	$349	$1,881

At December 31, 2002, and for the year then ended:
Total revenues	$4,073	$659	$1,343	$1,717	$772	$1,376	$9,940

Long-lived assets*	$1,091	$93	$116	$224	$126	$343	$1,993

At December 31, 2001, and for the year then ended:
Total revenues	$4,156	$606	$1,276	$1,636	$665	$1,376	$9,715

Long-lived assets*	$1,166	$103	$88	$190	$89	$330	$1,966

*	Includes equipment on operating leases and property, plant and equipment.

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

      In June 2002, Fiat, CNH’s majority shareholder, exchanged $1.3 billion of CNH debt for 65 million common shares, equal to $1.3 billion divided by $20.00 per share, which was the price per share at which CNH sold 10 million shares in its concurrent public offering.

      CNH continues to rely on Fiat to provide either guarantees or funding in connection with some of our external debt financing needs. At December 31, 2003, outstanding debt with Fiat and its affiliates was approximately 35% of CNH total debt, compared with 50% at December 31, 2002. Fiat guarantees $1.4 billion of CNH debt with third parties or approximately 20% of CNH’s outstanding debt. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum while in 2002 the guarantee fee ranged between 0.03125% and 0.125% per annum and 2001 guarantee fees were between 0.0625% and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. See Note 10, “Short-Term Debt” and Note 11, “Long-Term Debt” for further information regarding financing with Fiat.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      CNH participates in a cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day to a central pooling account. Our positive cash balances, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash balances are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pool or may benefit from guarantees of payment by certain Fiat Group members. As a result, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such funds.

      CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, we enter into hedging arrangements with counterparties that are members of the Fiat Group.

      CNH’s principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., robotic equipment and paint systems from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

      Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2003, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $977 million as of December 31, 2003 and $334 million as of December 31, 2002, to which affiliates of Fiat were counterparties.

      Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Routine maintenance of our plants and facilities in Europe is provided by a Fiat affiliate skilled in such work that also provides similar services to third parties. CNH purchases network and hardware support from and outsources a portion of its information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate that is skilled at providing employee training. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

      Additionally, CNH participates in the stock option program of Fiat as described in Note 19, “Option and Incentive Plans.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes CNH’s sales, purchases, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in millions)
Sales of equipment	$6	$7	$13
Sales to affiliated companies and joint ventures	179	183	199

Total sales to affiliates	$185	$190	$212

Purchase of materials, production parts, merchandise and Services	$584	$416	$239

Finance and interest income	$25	$40	$31

Interest expense	$113	$236	$358

      CNH management believes that the terms of sales and purchases provided to CNH by Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties. For material related party transactions, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

Note 24: Subsequent Events

      The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 19, 2004. The dividend will be payable on May 25, 2004 to shareholders of record at the close of business on May 18, 2004. Declaration of the dividend is subject to approval of the shareholders at the Annual General Meeting, which will be held on April 26, 2004.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V.
(Registrant)

/s/ Michel Lecomte

Michel Lecomte
Chief Financial Officer

Dated: April 6, 2004

INDEX TO EXHIBITS

Exhibit		Description

1.1		Articles of Association of CNH Global N.V. (filed as Exhibit 1 to Form 6-K on April 4, 2003 and incorporated herein by reference).
1.2		Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999.*
1.3		Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (filed as Exhibit 2 to Form 6-K on April 4, 2003 and incorporated herein by reference).
2.1		Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003.**
4.1		Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003.
4.2		Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).
8.1		List of subsidiaries of registrant.
10	.2.1	Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc. as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
10	.2.2	First Amendment, dated as of January 15, 2002, to the Amended and Restated Transfer and Administration Agreement.
10	.2.3	Second Amendment, dated as of January 14, 2003, to the Amended and Restated Transfer and Administration Agreement.
10	.2.4	Third Amendment, dated as of January 13, 2004, to the Amended and Restated Transfer and Administration Agreement.
10	.5.1	Indenture, dated as of August 1, 2003, by and among Case New Holland, Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.
10	.5.2	First Supplemental Indenture, dated as of September 16, 2003, by and among Case New Holland, Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.
		There have not been filed as exhibits to this Form 20-F certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of CNH Global N.V. CNH Global N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of CNH Global N.V. and its consolidated subsidiaries.
12.1		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.

**	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 and incorporated herein by reference.