Form 20-F/A
period 2003-12-31
CNH GLOBAL N V
filed 2004-04-23
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14528

CNH GLOBAL N.V.

(Exact name of registrant as specified in its charter)

Kingdom of The Netherlands
(Jurisdiction of
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

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☒ .

Page
Item 19.	Exhibits	4
Certification
Certification
Certification
Consent of Deloitte & Touche LLP

EXPLANATORY NOTE

This Form 20-F/A hereby files exhibits in connection with CNH Global N.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the “20-F”), which was filed on April 7, 2004. This filing is solely for the purpose of revising the List of Exhibits in Item 19 of the 20-F, revising the Index to Exhibits and filing certain exhibits inadvertently omitted from the original 20-F filing, and does not modify or update the disclosure in the 20-F in any other way.

Item 19. Exhibits

     A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit	Description
1.1	Articles of Association of CNH Global N.V. (filed as Exhibit 1 to Form 6-K on April 4, 2003 and incorporated herein by reference).

1.2	Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999.*

1.3	Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (filed as Exhibit 2 to Form 6-K on April 4, 2003 and incorporated herein by reference).

2.1	Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003.**

4.1	Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003.

4.2	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).

8.1	List of subsidiaries of registrant.

10.2.1	Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc. as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).

10.2.2	First Amendment, dated as of January 15, 2002, to the Amended and Restated Transfer and Administration Agreement.

10.2.3	Second Amendment, dated as of January 14, 2003, to the Amended and Restated Transfer and Administration Agreement.

10.2.4	Third Amendment, dated as of January 13, 2004, to the Amended and Restated Transfer and Administration Agreement.

10.5.1	Indenture, dated as of August 1, 2003, by and among Case New Holland, Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.

10.5.2	First Supplemental Indenture, dated as of September 16, 2003, by and among Case New Holland, Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.

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

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification required by Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

14	Consent of Deloitte & Touche LLP

*	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.

**	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)
/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

Dated: April 22, 2004

INDEX TO EXHIBITS

Exhibit	Description
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

14	Consent of Deloitte & Touche LLP