Form 20-F
period 2004-12-31
CNH GLOBAL N V
filed 2005-04-29
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2004
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 1-14528
CNH GLOBAL N.V.
(Exact name of registrant as specified in its charter)
Kingdom of The Netherlands
(State or other jurisdiction of
incorporation or organization)
World Trade Center, Amsterdam Airport
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on
Title of Each Class	which Registered

Common Shares, par value €2.25	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,782,675 Common Shares
          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
          Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☒.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
      CNH Global N.V., (“CNH”), is incorporated in The Netherlands under Dutch law. CNH combines the operations of New Holland N.V. (“New Holland”) and Case Corporation (“Case”), as a result of their business merger on November 12, 1999. As used in this report, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.
      CNH has prepared its annual consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide Agricultural Equipment and Construction Equipment operations are collectively referred to as “Equipment Operations.” The equipment finance operations are referred to as “Financial Services.”
      As of December 31, 2004, Fiat S.p.A. (“Fiat”) owned approximately 84% of CNH’s common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”), excluding the impact of a conversion of the 8 million shares of Series A Preference Shares (“Series A Preferred Stock”) discussed below. Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems.
      On April 7 and 8, 2003, CNH Global issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.
      Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. On a converted basis, this transaction would increase Fiat’s ownership of our common stock to approximately 91% as of December 31, 2004. In the event of dissolution or liquidation, prior to conversion whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.
      On October 13, 2004 the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“Issue No. 04-8”) which changes the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Under the provisions of Issue No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is dilutive, in 2004.
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
      Certain market and share information in this report has been presented as “worldwide,” which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and Rest of World markets and on retail data collected by a central information bureau from equipment manufacturers in North America and Brazil, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.
*     *     *     *     *

PART I
Item 1. Identity of Directors, Senior Management and Advisers
      Not applicable.
Item 2. Offer Statistics and Expected Timetable
      Not applicable.
Item 3. Key Information
          A. Selected Financial Data.
      The following table sets forth summary historical financial data for CNH for the periods indicated. The historical financial data set forth below as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 has been derived from the audited consolidated financial statements of CNH included herein. Financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 has been derived from our published financial statements.
      CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2004 in accordance with U.S. GAAP.

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Net sales	$11,545	$10,069	$9,331	$9,030	$9,337
Finance and interest income	634	597	609	685	704

Total revenues	$12,179	$10,666	$9,940	$9,715	$10,041

Net income (loss) before cumulative effect of change in accounting principle, net of tax	$125	$(157)	$(101)	$(332)	$(381)
Cumulative effect of change in accounting principle, net of tax	—	—	(325)	—	—

Net income (loss)	$125	$(157)	$(426)	$(332)	$(381)

Per share data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle, net of tax	$0.94	$(1.19)	$(1.05)	$(6.00)	$(8.95)
Cumulative effect of change in accounting principle, net of tax	—	—	(3.35)	—	—

Basic earnings (loss) per share	$0.94	$(1.19)	$(4.40)	$(6.00)	$(8.95)

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$0.54	$(1.19)	$(1.05)	$(6.00)	$(8.95)
Cumulative effect of change in accounting principle, net of tax	—	—	(3.35)	—	—

Diluted earnings (loss) per share	$0.54	$(1.19)	$(4.40)	$(6.00)	$(8.95)

Cash dividends declared per common share	$0.25	$0.25	$0.50	$0.50	$2.75

	As of December 31,

	2004	2003	2002	2001	2000

	(in millions)
Consolidated Balance Sheet Data:
Total assets	$18,080	$17,727	$16,760	$17,212	$17,577

Short-term debt	$2,057	$2,110	$2,749	$3,217	$4,186

Long-term debt, including current maturities	$4,906	$4,886	$5,115	$6,646	$5,539

Common shares, €2.25 par value	$312	$309	$305	$143	$143

Common shares outstanding	134	133	131	55	55

Shareholders’ equity	$5,029	$4,874	$2,761	$1,909	$2,514

B. Capitalization and Indebtedness.
      Not applicable.

C. Reasons for the Offer and Use of Proceeds.
      Not applicable.

D. Risk Factors.
Risks Related to Our Business, Strategy and Operations

We may not fully realize, or realize within the anticipated time frame, the benefits of our profit improvement initiatives.
      We combined the operations of New Holland and Case as a result of their merger on November 12, 1999. At the time of the merger, we formulated a plan to restructure and integrate the operations of the Case and New Holland businesses and develop new products. In the five years since the merger, we believe that these actions have made a substantial contribution to our improved profitability. In total, we estimate that these actions have contributed a total of $1 billion towards our profit improvements since 1999, including approximately $200 million in the year-ended December 31, 2004.
      With the ending of this major five year restructuring period, our goal is to build upon our existing strengths to achieve our strategic objectives. The key elements of our initiatives are:

•	Strengthening our support for our customers and dealers;

•	Ongoing improvements in product features, quality and reliability;

•	Continuing efforts to develop new products;

•	Continuing efforts to reduce the costs of developing and manufacturing our products;

•	Reducing the amount of capital employed in the business; and

•	Continuing to develop our Financial Services’ activities.
      We anticipate that through the accomplishment of these initiatives, by the end of 2007, we should expect approximately $500 million in profit improvements as compared with the base levels of revenues and costs incurred by CNH for the full year 2004. If we achieve the anticipated results of our actions, we believe we will have a substantially improved position in the global agricultural and construction equipment markets and in our financial position.
      Our failure to complete our initiatives could cause us not to realize fully our anticipated profit improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

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
      As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the market shares our new products will achieve. Any manufacturing delays or problems with new product launches or increased warranty costs from new products could adversely affect our operating results. We have experienced delays in the introduction of new products in the past and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues or an increase in costs from our existing products. You should read the discussion under the heading “Item 4.B. Business Overview — Products and Markets” for a more detailed discussion regarding our new and existing products.
      Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial position or results of operations.

We depend on key suppliers for certain raw materials and components.
      We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to individual price fluctuations in respect of the materials or commodities we purchase, although we have increased our dependence on individual suppliers as we have rationalized our supply chain and reduced the number of our global suppliers from 6,000 at the time of the merger to approximately 3,000 at December 31, 2004.
      We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. An interruption in the supply of, or a significant increase in the price of, any component part could adversely affect our profitability or our ability to obtain and fulfill orders. We cannot avoid exposure to global price fluctuations such as occurred in 2004 with the costs of steel and related products, and our ability to realize the full extent of the profit improvements expected in our profit improvement initiatives depends on, among other things, our ability to raise equipment and parts prices sufficiently enough to recover any such material or component cost increases.

Our unionized labor force and our contractual and legal obligations under collective bargaining agreements and labor laws could subject us to greater risks of work interruption or stoppage and impair our ability to achieve cost savings.
      Labor unions represent most of our production and maintenance employees worldwide. Although we believe our relations with our unions are generally positive, we cannot be certain that current or future issues with labor unions will be resolved favorably or that we will not experience a work interruption or stoppage which could adversely affect our business.
      In the United States, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) represents approximately 650 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, we had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, we have transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

      In Europe, our employees are protected by various worker protection laws which afford employees, through local and central works councils, rights of consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. Labor agreements covering employees in certain European countries generally expire annually. For the past several years new annual contracts have been negotiated without any significant disruptions although we cannot provide any assurance that future renewals will be obtained without disruptions.
      The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

An increase in health care or pension costs could adversely affect our results of operations and financial position.
      The funded status of our pension and postretirement benefit plans is subject to developments and changes in actuarial and other related assumptions. At December 31, 2004 and 2003, our pension plans had an underfunded status of $1.1 billion and $1.0 billion, respectively. Pension plan obligations for plans that we do not currently fund were $443 million and $332 million at December 31, 2004 and 2003, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our pension obligations at December 31, 2004 and 2003 of $224 million and $298 million, respectively, we had underfunded pension obligations of $907 million and $735 million at December 31, 2004 and 2003, respectively, which were unrecognized.
      At December 31, 2004 and 2003, our other postretirement benefit obligations had an underfunded status of $1.6 billion and $1.5 billion, respectively. We do not currently fund our postretirement benefit obligations. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other postretirement benefit obligations at December 31, 2004 and 2003 of $862 million and $794 million, respectively, we had underfunded other postretirement benefit obligations of $754 million and $700 million at December 31, 2004 and 2003, respectively, which were unrecognized.
      Actual developments, such as a significant change in the performance of the investments in plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Lower or higher plan assets and a change in the rate of expected return on plan assets can result in significant changes to the expected return on plan assets in the following year and, as a consequence, could result in higher or lower net periodic pension cost in the following year.
      In addition, pension and postretirement benefit plan valuation assumptions could have an effect on the funded status of our plans. Changes in assumptions, such as discount rates, rates for compensation increase, mortality rates, retirement rates, health care cost trend rates and other factors, may lead to significant increases or decreases in the value of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could affect the net periodic pension cost in the following year.
      See “Item 5. Operating and Financial Review and Prospects” for discussions under the headings “Application of Critical Accounting Estimates” and “Liquidity and Capital Resources,” as well as “Note 13: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension accounting.

Future unanticipated events may require us to take additional reserves relating to our non-core financing activities.
      Non-core financing activities, consisting of financing of trucks and trailers, marine vessels and agricultural and construction equipment sold through competitors’ dealers were discontinued during 2001. During 2003 and 2004, the non-core portfolio decreased 41% and 60% respectively due to liquidations and write-offs. At December 31, 2004, the non-core portfolio totaled $131 million against which we had established reserves of $50 million. We believe we have established adequate reserves for possible losses on these receivables; however, future unanticipated events may affect our customers’ ability to repay their obligations or reduce the value of the underlying assets and therefore require us to increase our reserves, which could materially adversely affect our financial position and results of operations.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.
      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar, including the euro, the British pound, the Canadian and Australian dollars, the Japanese yen and the Brazilian real. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2004, compared to 2003, foreign exchange translation and transaction effects resulted in a slightly positive impact ($2 million) on our net income, before the effects of our hedging activities. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs, finance income and the amount of compensation provided by Equipment Operations to Financial Services’ companies for wholesale financing activities. In 2004, compared to 2003, the interest rate environment for our principal countries was mixed, with an increase in the U.S. but a decrease in Brazil, while European markets were stable. The slight reduction in net interest expense for Equipment Operations resulted from reduced variable rate interest expenses partially offset by an increase in fixed rate expenses as we refinanced debt incurring higher borrowing rates.
      We attempt to mitigate these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. In 2004, compared to 2003, hedging of foreign exchange transaction risk resulted in a slight negative impact ($6 million) on our net income, offsetting in part the positive effects of our transaction exposures ($15 million). We do not hedge translation risk. We have historically entered into, and expect to continue to enter into, hedging arrangements, a substantial portion of which are with counterparties that are subsidiaries of Fiat. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are subsidiaries of Fiat, could adversely affect us.
      Despite our use of financial hedging transactions, we cannot assure you that future currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flows or financial position.

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
      Political developments and government regulations and policies in the countries in which we operate directly affect the demand for agricultural equipment. For example, a decrease, change or elimination of current price protections for commodities in the European Union (“EU”), of government sponsored equipment financing programs in Brazil or of subsidy payments for farmers in the United States would likely result in a decrease in demand for agricultural equipment. A decrease in the demand for agricultural equipment could adversely affect our sales, growth and results of operations.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expense and make it more difficult to recruit directors and officers.
      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new United States Securities and Exchange Commission (“SEC”) regulations and New York Stock Exchange (“NYSE”) rules, are creating uncertainty for companies such as ours. These new or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased costs for compliance activities.
      Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding our management’s required assessment of internal control over financial reporting and our independent registered public accounting firm’s attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. If we fail to timely complete this evaluation which is required by December 31, 2006, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, which could have an adverse effect on our business and our stock price. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changing laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.
Risks Particular to the Industries in Which We Operate

We operate in a highly cyclical industry, which could adversely affect our growth and results of operations.
      Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services’ operations are subject to many factors beyond our control, such as:

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	adverse geopolitical, political and economic developments in our existing markets;

•	the effect of changes in laws and regulations;

•	the response of our competitors to adverse cyclical conditions; and

•	dealer inventory management.
      In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices;

•	government agricultural policies and subsidies;

•	animal diseases and crop pests;

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts, and levels of industrial production;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the above-mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	general economic and capital market conditions;

•	used equipment prices; and

•	availability of funding through the Asset-Backed Securitization (“ABS”) markets.
      The nature of the agricultural and construction equipment industries is such that a downturn in demand can occur suddenly, resulting in excess inventories, un-utilized production capacity and reduced prices for new and used equipment. These downturns may be prolonged and may result in significant losses to us during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake similar actions.

Changes in governmental agricultural policy in the U.S. and Europe could adversely affect industry sales of agricultural equipment.
      Government subsidies are a key income driver for farmers raising certain commodity crops. In the United States, the United States Department of Agriculture (the “USDA”) administers agriculture programs for the government. The budget of the USDA for 2006 has been proposed by President Bush. The overall budget amount approximates the amounts in the 2005 USDA budget. However, certain reforms are proposed that would reduce the amount of payments to individual farmers. We cannot predict the outcome of proposals relating to the 2006 USDA budget. To the extent the final budget adversely impacts farm income, we could experience a decline in sales.
      The Common Agricultural Policy (“CAP”) of the European Union (“EU”) was last revised in 2000 and typically is revised approximately every seven years, depending on the timing of changes to U.S. farm policy, negotiations conducted by the World Trade Organization (“WTO”) or other significant, relevant changes. The CAP revision of 2000 brought no dramatic lowering of subsidies but shifted emphasis towards production of higher quality, value-added crops and support for rural development and rural quality of life. In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP, in particular by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. The revisions to the CAP delegate to individual states of the EU more control over the structure and level of agricultural subsidy payments. Member states had the possibility to apply the reforms between 2005 and 2007. Ten member states (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden and the United Kingdom) started applying these reforms on January 1, 2005. Finland, France, Greece, the Netherlands and Spain will apply the reforms in 2006 with two new member states (Malta and Slovenia) applying the reforms in 2007. In eight other new member states, the single area payment scheme applies. The single area payment scheme means that uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member states will apply the single payment system reforms no later than 2009.
      There can be no assurances that the reforms will successfully curb the overproduction and dumping of crop surpluses by European nations or that the implementation of the reforms will not cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. With the uncertainty created by these changes and the continuing negotiation of the Doha round of the WTO talks, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.
      The agricultural equipment industry is highly competitive. We compete with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including The CLAAS Group, the ARGO Group and the SAME Deutz-Fahr Group, that are expanding worldwide to build a global presence; and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China. Our worldwide market share declined by about one percentage point in 2004 compared to 2003, and our combine market share declined approximately three and one-half percentage points.
      The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Construction Machinery, Ltd. (“Hitachi”), Sumitomo Construction (Linkbelt), Manitou B.F., Merlo UK Ltd., Gehl Company, and Mustang Manufacturing Company, Inc. On a unit basis, our construction market penetration declined by approximately one percentage point in 2004. In North America, our largest market, our market penetration was consistent with the prior year.
      In 2002, we terminated our European alliance with Hitachi and finalized our global alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”). Our alliance with Kobelco Japan has led to an increase in competition with Hitachi. In Europe and Latin America, we have recently rationalized our non-Case construction equipment brand family into one brand, New Holland. In connection with this brand rationalization, we have terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. We expect that, long-term, this consolidation will generate additional incremental revenue, allow us to provide better support to our dealers, strengthen our dealer network, and result in the availability of a greater range of products. In the near term, this action may result in some product line adjustments and increasing support costs. We cannot make any assurance, however, that such actions will ultimately improve the competitive position or financial results of our construction equipment operations in Europe.
      In addition, we have entered into various alliances with other entities. We enter into these alliances to reinforce our international competitiveness. While we expect our alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses which in turn could adversely affect our results of operations and financial conditions.
      Competitive pricing pressures, overcapacity, failure to develop new product designs and technologies for our products, as well as other factors could cause us to lose existing business or opportunities to generate new business and could result in decreased profitability. These factors could have a material adverse effect on our business, financial condition and results of operations.
      Banks, finance companies and other financial institutions compete with our Financial Services’ operations. We may be unable to compete successfully in our Financial Services’ operations with larger companies that have substantially greater resources or that offer more services than we do.

Structural declines in the demand for agricultural or construction equipment could adversely affect our sales and results of operations.
      The agricultural equipment business in North America and Western Europe experienced a period of major structural decline in the number of tractors and combines sold and substantial industry-wide overcapacity during the 1970s, 1980s and early 1990s followed by a period of consolidation among agricultural equipment manufacturers. This unit decline was consistent with farm consolidation and the decline in the number of farms and the corresponding increase in average farm size and machinery capacity. Industry volumes reached a low in North America in 1992 and in Western Europe in 1993. The agricultural equipment industry, in most markets, then began to experience an increase in demand as a result of both higher commodity prices from an increased demand for food and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs.
      In North America, and to a lesser extent in certain other regions, there has been significant growth in the under 40-horsepower tractor industry since 1992. In 2004, approximately 156,800 under 40-horsepower tractors were sold worldwide, compared to approximately 146,500 in 2003, 116,500 in 2002, 93,900 in 1999 and 36,300 in 1992. The growth in this segment has been due primarily to the generally favorable economic conditions in North America, which accounted for 90% of the under 40-horsepower tractors sold in 2004.
      In North America, industry sales of over 40-horsepower tractors also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in the 1997-1998 period, a retrenchment in the 1999 through 2003 period, rising to a peak of approximately 105,000 units in 2004. Sustained growth has occurred in the 40- to 100-horsepower class, while the over 100-horsepower tractors (including 4 wheel drive tractors) tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon commodity price levels. Combine industry sales for most of the 1990’s ranged from about 10,000 to 13,000 units. However, in 1999 sales declined by almost 50% to almost 6,600 units. Since that time, industry sales have cycled with commodity prices, but in 2004 reached a new high since the 1990’s of approximately 8,250 units.
      In Western Europe, industry unit sales of tractors last reached their low point in 1993 and then recovered to a peak level of approximately 186,000 units in 1999, but in general have been fluctuating between approximately 160,000 and 180,000 units since 1995. Industry unit sales of combines peaked in 1997 from the last trough in 1994. From 1998 to 2001, industry unit sales of combines dropped about 40%, recovering slightly in 2002, but declining again in 2003 and 2004 to levels below the 2003 trough.
      In Latin America, tractor industry volumes have generally been increasing since the last trough in 1996. The industry increased approximately 11% in 2004. Combine industry unit volumes also have increased since 1995 and volumes in 2004 were at the highest levels in ten years.
      In markets in Rest of World, tractor volumes peaked in 2000, declined sharply in 2001, but have since rebounded to new highs in 2004. Combine industry volumes have generally been increasing since 1991, from a low of less than 2,000 units, to a high in 2004 of approximately 9,800 units.

      In total, worldwide demand for agricultural tractors has been on an increasing trend since 1992. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2004 at levels approximately 25% higher than in 2000. Worldwide combine industry sales have generally increased since 1992, peaking in 1998. Since that time, industry sales have been cyclical, with their most recent high in 2004. Industry sales in North America and Western Europe have generally been declining while sales in Latin America and Rest of World markets have been increasing.
      The construction equipment business in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment peaked in 1998 and sales of light equipment peaked in 2000. Industry sales of both product segments have, in general, declined in 2001 and 2002 but increased in 2003 and again in 2004 to levels approximately 10% higher than in 2000 on a combined basis. In Western Europe, industry sales of both heavy and light equipment increased from the trough of 1993 until 2000. Industry sales for heavy and light equipment declined through 2002 but have rebounded with an increase in 2004 of approximately 27% over 2003 levels and to approximately the same level as the last peak in 2000. The construction equipment markets in Latin America are very small compared with those in North America and Western Europe. Rest of World markets, and in particular the Asia-Pacific Rim markets are similar in size to the Western European or North American markets, but we do not have a significant direct presence in those markets.
      In the past, we have recorded a charge to reduce the carrying value of goodwill attributed to our Construction Equipment reporting unit. This charge primarily reflected the decline in the construction equipment market that we and our competitors experienced in 2000 and 2001. We cannot assure you that further decreases in demand will not result in additional goodwill impairment charges by our various reporting units in the future. In making our determination concerning the recoverability of our deferred tax assets, we must take into account our expectations of sufficient future taxable income in certain jurisdictions. Future decreases in demand could result in a change in our expectations and result in an impairment charge to our deferred tax assets.
      A decrease in industry-wide demand for agricultural and construction equipment could result in lower sales of our equipment and hinder our ability to operate profitably.

An oversupply of used and rental equipment may adversely affect our sales and results of operations.
      In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices and terms.
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
      The agricultural equipment business is highly seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and income from operations have historically been the highest in the second quarter reflecting the spring selling season in the Northern Hemisphere and lowest in the third quarter when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent.

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

Delinquencies and collateral recovery rates experienced by Financial Services can be adversely impacted by a variety of factors, many of which are outside our control.
      An increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. Delinquencies on loans held in our loan portfolio and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. When loans become delinquent and Financial Services forecloses on a loan, its ability to sell collateral to recover or mitigate losses is subject to the market value of such collateral. Those values may be affected by levels of new and used inventory of agricultural and construction equipment on the market, a factor over which we have little control. It is also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is tied to economic factors in the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale volume of the repossessed equipment. An industry wide decrease in demand for agricultural and construction equipment could result in lower resale values for repossessed equipment which could increase levels of losses on loans and leases.

An economic downturn may lead to a deterioration in our asset quality and adversely affect the earnings and cash flow of Financial Services.
      The risks associated with our finance business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for credit and declining asset values. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. In addition, in an economic slowdown or recession, our servicing and litigation costs increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect our financial condition and results of operations.
Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition.
      As of December 31, 2004, we had an aggregate of $7.0 billion of outstanding total consolidated indebtedness, and our shareholders’ equity was $5.0 billion. In addition, we are heavily dependent on ABS transactions, both term and asset-backed commercial paper (“ABCP”), for a total of $6.5 billion as of December 31, 2004. These transactions fund our Financial Services’ activities in North America and Australia, and we have also begun to extend our ABS activity to include ABCP transactions that provide funding for receivables generated by our Equipment Operations subsidiaries in Europe.
      Our level of debt could have important consequences to our investors, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we will need to use a substantial portion of our projected future cash flow from operations to pay principal and interest on our debt, which will reduce the amount of funds available to us for other purposes;

•	we may be more highly leveraged than some of our primary competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business;

•	we may not be able to access the ABS markets on as favorable terms, which may adversely affect our ability to fund our Financial Services’ business and have an unfavorable impact on our results of operations; and

•	we may not be able to access Brazilian government-sponsored subsidized funding schemes for our retail Financial Services’ customers in that country, which may adversely affect our ability to fund our Financial Services’ business and have an unfavorable impact on our results of operations.

Servicing our debt obligations requires a significant amount of cash, and our ability to generate cash depends on many factors that may be beyond our control.
      Our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors partially depends on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail anticipated operating improvements. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. Our business may not generate sufficient cash flow to satisfy our debt service obligations, and we may not be able to obtain funding sufficient to do so. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect our business.

Restrictive covenants in our debt instruments could limit our financial and operating flexibility and subject us to other risks.
      The indentures governing the Case New Holland, Inc. 9 1/4% Senior Notes due 2011 (the “9 1/4% Senior Notes”) and Case New Holland, Inc. 6% Senior Notes due 2009 (the “6% Senior Notes”), include certain covenants that restrict the ability of us and our subsidiaries to, among other things:

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
      In addition, certain agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or debt that is structurally senior debt to the 9 1/4% Senior Notes or the 6% Senior Notes. The agreements governing our other indebtedness include certain covenants that restrict, among other things:

•	sales and leaseback of assets above certain levels of tangible assets;

•	the creation of certain liens; and

•	consolidations, mergers and transfers of all or substantially all of our assets.
      These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. As of December 31, 2004, we are in compliance with the covenants and restrictions contained in our debt agreements. However, our ability to continue to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, all of the amounts outstanding thereunder, together with accrued interest, could become immediately due and payable. In addition, these restrictions may limit our ability to take full advantage of the treasury and debt financing arrangements that Fiat has committed to provide to us for so long as it controls us.

Credit downgrades of us and Fiat have affected our ability to borrow funds and may continue to do so.
      Our ability to borrow funds and our cost of funding depend on our and Fiat’s credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.
      Beginning in the fourth quarter of 2000, Case, CNH Capital America LLC (formerly known as Case Credit Corporation) and New Holland Credit Company, LLC (“NHCC”) suffered a series of credit rating downgrades, which resulted in all three companies being rated below investment grade. The immediate impact of these ratings downgrades was to preclude us from accessing the commercial paper market through the NHCC, CNH Capital America LLC and Case programs. On a longer-term basis, as we have renewed a number of borrowing facilities since these ratings downgrades, we have found that the terms offered to us have been adversely impacted.
      In February 2004, Moody’s reaffirmed their Ba3 rating of Fiat’s long-term unsecured debt, with a negative outlook.
      On August 9, 2004 Standard & Poor’s (“S&P”) reaffirmed its BB- rating on CNH but revised its outlook to negative from stable, following the same outlook action taken on Fiat, citing concerns regarding the turnaround of Fiat’s automotive business and due to the still close ties between the two entities.
      At December 31, 2004 and as of the date of this report, our long-term unsecured debt was rated BB- by S&P and Ba3 by Moody’s, with negative outlook. In addition, our long-term unsecured debt was rated BB (high) by Dominion Bond Ratings Service. Fiat’s long-term unsecured debt was rated on par with ours, by both Moody’s and S&P.
      We cannot assure you that the rating agencies will not further downgrade our or Fiat’s credit ratings. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets, the cost of certain existing asset-backed commercial paper facilities and the cost of any future borrowing. Further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates and therefore could put us at a competitive disadvantage.

The performance of our Financial Services business is dependent on access to funding at competitive rates; we depend upon securitization programs to fund our Financial Services’ business.
      Access to funding at competitive rates is key to the growth of our Financial Services’ business and expansion of our financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect the ability of Financial Services to continue to offer attractive financing to our dealers and end-user customers. The most significant source of liquidity for our finance operations has been our ability to finance the receivables we originate through loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. The securitization market is sensitive to the performance of our portfolio in connection with our securitization program. A negative trend in the collateral performance of CNH could have a material adverse effect on our ability to access capital through the securitization market. In addition, the levels of asset collateralization and fees that we pay in connection with these programs are subject to increase as a result of further ratings downgrades and may have a material impact on results of operations and financial position of Financial Services. On a global level, we will continue to evaluate financing alternatives to ensure that our Financial Services’ business continues to have access to capital on favorable terms in support of our business, including, without limitation, through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing.
      In the event that we were to consummate any of the above-described alternatives relating to our Financial Services’ business, it is possible that there would be a material impact on the results of operations, financial position, liquidity and capital resources of Financial Services.
      At December 31, 2004, we had $1.7 billion of committed capacity under our asset-backed commercial paper liquidity facilities to fund our finance operations, subject to certain conditions. At December 31, 2004, we had borrowed approximately $450 million under these agreements, leaving approximately $1.25 billion available to borrow. Excluding our asset-backed commercial paper liquidity facilities, we had total credit facilities of approximately $5.3 billion with approximately $2.8 billion of remaining availability at December 31, 2004, subject to certain conditions.
      Although we expect to be able to obtain replacement financing when our current securitization facilities expire, there can be no assurance that financing will be obtainable on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

The performance of our Financial Services business may be subject to volatility due to possible impairment charges relating to the valuation of interest-only securities.
      We hold substantial residual interests in securitization transactions, which we refer to collectively as retained interests. We carry these securities at estimated fair value, which we determine by discounting the projected cash flows over the expected life of the receivables sold using prepayment, default, loss and interest rate assumptions.
      We are required to recognize declines in the value of our retained interests, and resulting charges to earnings, when: (i) their fair value is less than their carrying value, and (ii) the timing and/or amount of cash expected to be received from these securities has changed adversely from the previous valuation that determined the carrying value. The assumptions we use to determine fair values are based on our internal evaluations and consultation with external advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, many of the assumptions and expectations underlying our determinations may vary from expectations, in which case there may be an adverse effect on our financial results. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $7 million in 2004, $12 million in 2003, and $24 million in 2002 to reduce the book value of our retained interests. At December 31, 2004, the carrying value of our retained interests, net of servicing liabilities, was $1.4 billion (including unrealized gains of $29 million). No assurances can be given that our current valuation of retained interests will prove accurate in future periods.
Risks Related to Our Relationship with Fiat

Fiat owns a significant majority of our capital stock and controls the outcome of any shareholder vote, and its interests may conflict with those of the other holders of our debt and equity securities.
      As of December 31, 2004, Fiat owns, indirectly through Fiat Netherlands, approximately 84% of our outstanding common shares and a total of 8 million shares of Series A Preferred Stock. In total, Fiat voting power approximates 85% of our outstanding capital stock. If the Series A Preferred Stock were converted to common stock as of December 31, 2004, Fiat’s ownership of our common stock would rise to approximately 91%. For at least as long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

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
      We rely on Fiat to provide us with financial support, and we purchase goods and services from Fiat and other subsidiaries of Fiat (the “Fiat Group”). Fiat owns a substantial majority of our capital stock and is able to direct the election of all of the members of our board of directors. We currently have five independent directors out of a total of nine directors. Nevertheless, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

We are exposed to Fiat credit risk due to our participation in the Fiat affiliates cash management pools.
      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools (“Deposits with Fiat”). As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash deposits are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pools or may benefit from guarantees of payment by certain Fiat Group members.
      As a result of our participation in the Fiat affiliates cash management pools, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return our funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.
      At December 31, 2004, CNH had approximately $1.2 billion deposited in the Fiat affiliates cash management pools. Of the total amount deposited with Fiat as of December 31, 2004, the principal components included $472 million deposited by our U.S. subsidiaries with a Fiat treasury vehicle in the United States, $418 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, and $187 million deposited by one of our Italian subsidiaries with a vehicle managing cash in Italy. While, with the primary exception of the United States, where our deposits exceeded our indebtedness to the local Fiat treasury vehicle by $325 million as of December 31, 2004, our debt exposure towards each of these vehicles usually is higher than the amounts deposited with them, we may not, in the event of a bankruptcy or insolvency of these Fiat entities, be able to offset our debt against our deposit with each vehicle. However, our indebtedness to Fiat entities has been reduced in recent years, and most of our outstanding indebtedness to Fiat entities matures in 2005 and 2006. Approximately $1.1 billion of long-term debt to Fiat entities matures in 2006. An additional $672 million of short-term debt is due to Fiat entities, mainly drawn under a $1 billion revolving credit line which is scheduled to mature on October 1, 2005, but may be renewed or replaced by a new Fiat related facility.
      We cannot assure you that in the future the operation of the cash management pools may not adversely impact our ability to recover our deposits to the extent one or more of the above-described events were to occur, and if we are not able to recover our deposits, our financial condition and results of operations may be materially and adversely impacted depending upon the amount of cash deposited with the Fiat Group at the date of any such event.

In the event that Fiat is unable to continue to finance our operations or provide us with financial products and services, our costs could increase, which would adversely affect our financial position and results of operations.
      We currently rely on Fiat to provide either guarantees or funding in connection with some of our external financing needs, including certain short-term credit facilities. At December 31, 2004, we had total credit facilities with Fiat affiliates or guaranteed by Fiat affiliates of approximately $4.3 billion with outstanding borrowings of approximately $1.6 billion. These facilities include a $1.8 billion unutilized allocation to CNH under a $2 billion committed backup credit line guaranteed by Fiat maturing in July 2005. We have no assurance that Fiat will obtain a new credit line to replace the $2 billion line at its maturity, that the terms of such new credit line will be as favorable as those currently available, and that we shall obtain an allocation equivalent in amount to the allocation currently available to us. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. To the extent our financing sources view providing credit to us as part of their overall financings with the Fiat Group, the timing and overall availability of our funding independent of Fiat may be adversely impacted. We also rely on Fiat to provide us with some other financial products to hedge our foreign exchange and interest rate risk, cash management services and other accounting and administrative services. The terms of any alternative sources of these products or services may not be as favorable as those provided or facilitated by Fiat.
Item 4. Information on the Company

A. History and Development of the Company.
      CNH Global N.V. is a corporation organized under the laws of the Kingdom of The Netherlands, with a registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +(31)-20-46-0429). It was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Roberto Miotto, 100 South Saunders Road, Lake Forest, Illinois 60045 (telephone number: +(1)-847-955-3910).

B. Business Overview.
General
      We are a global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both agricultural and construction equipment. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services. We believe that we are, based on units sold, one of the largest manufacturers of agricultural equipment and one of the largest manufacturers of construction equipment in the world. We believe we have one of the industry’s largest equipment finance operations.
      We market our products globally through our two highly recognized brand families, Case and New Holland. The Case agricultural brand family includes the Case IH and Steyr brand names, while the Case construction equipment brand family is represented by the Case brand name. The New Holland agricultural brand family is represented by the New Holland name, and the New Holland construction equipment brand family includes the New Holland and Kobelco brand names. We manufacture our products in 39 facilities throughout the world and distribute our products in approximately 160 countries through an extensive network of approximately 11,400 dealers and distributors.
      In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have leading positions in backhoe loaders, in skid steer loaders in North America and a leading position in crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2004, our sales of agricultural equipment represented approximately 66% of our net revenues, sales of construction equipment represented approximately 29% of our net revenues and Financial Services represented approximately 5% of our net revenues.
      We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2004, approximately 42% of our net sales of agricultural equipment were generated from sales in North America, approximately 34% in Western Europe, approximately 9% in Latin America and approximately 15% in the Rest of World. For the same period, approximately 52% of our net sales of construction equipment were generated in North America, approximately 33% in Western Europe, approximately 6% in Latin America and approximately 9% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.
      We offer a range of Financial Services’ products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We also offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). We believe that these activities are a core component of our business. As of December 31, 2004, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $13.3 billion.
Industry Overview

Agricultural Equipment
      The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are primarily impacted by the volume of acreage planted, commodity and/or livestock prices, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies affect the market for our agricultural equipment by regulating the levels of acreage planted and with direct subsidies affecting specific commodity prices.
      Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in the March through June months in the Northern Hemisphere and in the September through November months in the Southern Hemisphere. Equipment dealers generally order harvesting equipment in the Northern Hemisphere in the fall and winter so they can receive inventory during the winter and spring prior to the peak retail selling season, which extends from March through June. Similarly, in the Southern Hemisphere, equipment dealers generally order between September and November for the primary retail selling season, which extends from November through February. For combine harvesters and hay and forage equipment, the retail selling season is concentrated in the few months around harvest time. Furthermore, manufacturers may choose to space their production and dealer shipments throughout the year so that wholesale sales of these products in a particular period are not necessarily indicative of retail demand.
      Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to supply customers in each significant market in accordance with their specific equipment requirements.
      Government subsidies are a key income driver for farmers raising certain commodities in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends on the U.S. Farm Bill (typically revised every five years), the CAP of the European Union (typically revised every seven years) and WTO negotiations. On May 13, 2002, President Bush signed into law the Farm Security and Rural Investment Act of 2002. This law increases subsidies to the U.S. farming industry by $31 billion over six years. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region. The USDA administers agriculture programs for the government. The budget of the USDA for 2006 has been proposed by President Bush. The overall budget amount approximates the amounts in the 2005 USDA budget. However, certain reforms are proposed that would reduce the amount of payments to individual farmers. We cannot predict the outcome of the proposals relating to the 2006 USDA budget. To the extent the final budget adversely impacts farm income, we could experience a decline in sales.
      The CAP of the European Union was last revised in 2000 and typically is revised approximately every seven years, depending on the timing of changes to U.S. farm policy and negotiations conducted by the WTO or other significant, relevant changes. The CAP revision of 2000 brought no dramatic lowering of subsidies but shifted emphasis towards production of higher quality, value-added crops and support for rural development and rural quality of life. In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP, by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. The revisions to the CAP delegates to individual states of the EU15 more control over the structure and level of agricultural subsidy payments. Member states had the possibility to apply the reforms between 2005 and 2007. Ten member states (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden and the United Kingdom) started applying these reforms on January 1, 2005. Finland, France, Greece, the Netherlands and Spain will apply the reforms in 2006 with two new member states (Malta and Slovenia) applying the reforms in 2007. In eight other new member states, the single area payment scheme applies. The single area payment scheme means that uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member states will apply the single payment system reforms no later than 2009. There can be no assurances that the reforms will successfully curb the overproduction and dumping of crop surpluses by European nations or that the implementation of the reforms will not cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. With the uncertainty created by these changes and the continuing negotiations of the Doha round of the WTO talks, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes.
      Major trends in the North American and Western European agricultural industries include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms. In Latin America, however, the agricultural industry is growing and developing.
      The following graph sets forth agricultural tractor retail unit sales in North and Latin America and Western Europe during the periods indicated:

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — sourced from national government agencies within each market. Latin America — Management estimates based on data reported by ANFAVEA, AFAT and Systematics.
     In North America, prior to the early 1990s, under 40-horsepower tractors were principally used for farming applications. However, beginning in the early 1990s a new non-farm customer began to emerge in the market for the under 40-horsepower tractors. These new customers included homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses, hobby and part-time farmers and industrial plants. Purchasers of these products also use a large number of attachments, such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products. Factors driving market demand for under 40-horsepower tractors tend to be more related to the general level of gross domestic product (“GDP”), consumer spending, disposable income and the health of the leisure sector of the economy. Consequently, this market should be looked at separately from the demand for over 40-horsepower tractors where demand is more related to net cash farm income, commodity prices, levels of government subsidies and other farm related factors. The under 40-horsepower tractor market segment is the fastest growing segment of the North American market, from a low of approximately 36,000 units sold in 1992 to a high in 2004 of approximately 141,000 units.

      Industry sales of over 40-horsepower tractors in North America also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in the 1997-1998 period, a retrenchment in the 1999 through 2003 period, rising to a peak of approximately 105,000 units in 2004. Sustained growth has occurred in the 40- to 100-horsepower class, while the over 100-horsepower tractors tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon commodity price levels.
      In Western Europe, where average farm sizes are significantly smaller than in North America, industry unit sales of agricultural tractors have been in general decline, to a low of approximately 143,000 units in 1993. Sales recovered to a peak level of approximately 186,000 units in 1999, but in general have been cycling between approximately 160,000 and 180,000 units since 1995, depending on the annual impacts of fluctuating process, government subsidies, animal diseases and unusual weather patterns.
      In Latin America, tractor industry volumes have generally been increasing since the last trough in 1996. The largest tractor market in Latin America is Brazil and since that time the Brazilian government has continued to support the agricultural economy through financing subsidies. Brazilian tractor sales increased from a low of approximately 10,000 units in 1996 to a high of 33,200 units in 2002, with subsequent declines due to declining commodity prices, and in particular, soybean prices. However, other markets, such as Argentina, have been improving, and in total the Latin American tractor market has continued to increase to approximately 53,000 units in 2004.
      In total, worldwide demand for agricultural tractors hit a low in 1992 and has been on an increasing trend since. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2004 at levels approximately 25% higher than in 2000.
      Worldwide combine industry volumes started the 1990’s at relatively low levels, between 23,000 and 25,000 units. Industry sales generally increased through the 1990’s, peaking at approximately 32,500 units in 1998. Since that time, industry sales have cycled between 23,500 units and a high of approximately 29,400 units in 2004. Industry sales in North America and Western Europe have generally been declining while sales in Latin America and Rest of World markets have been increasing.

      The following graph sets forth agricultural combine harvester retail unit sales in North and Latin America and Western Europe during the periods indicated:

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on information obtained from Systematics. Latin America — Management estimates based on date reported by ANFAVEA, AFAT and Systematics.
     In North America, combine industry sales for most of the 1990’s ranged from about 10,000 to 13,000 units. However, in 1999 sales declined by almost 50% to almost 6,600 units. Since that time, industry sales have cycled with the commodity prices, but in 2004 reached a new high since the 1990’s of approximately 8,250 units.
      In Western Europe, industry sales have generally been declining. After reaching a low of approximately 6,700 units in 1993, they rose to approximately 11,400 units in 1997 but have continued declining since that time. In 2004, industry sales of approximately 6,400 units had declined to a level below the 1993 trough.
      In Latin America, however, combine industry sales have generally been increasing since 1991, from a low of less than 2,000 units to a high in 2004 of approximately 9,800 units.

Construction Equipment
      We divide the construction equipment market that we serve into two principal segments: heavy construction equipment, which is over 12 metric tons (but excludes mining, quarrying and forestry equipment), and light construction equipment, which is under 12 metric tons. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers.

      The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. Purchasing activities of the national rental companies also can have a significant impact on the market depending on whether they are either building or reducing the size of their fleet of rental units. In areas where labor is abundant and the cost is inexpensive relative to other inputs such as in Africa, China and Latin America, the light construction equipment market segment is virtually non-existent. These areas represent potential growth areas for light equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment.
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
      The heavy equipment industry in North America, as well as in Europe, has generally been thought to be a replacement market that follows cyclical economic patterns. However, overall volumes have been increasing between 1992 and 2004; industry unit sales in North America have more than doubled and in Western Europe industry unit sales have increased by 50%. The industry in emerging markets generally exhibits an overall growth trend, but with unpredictable and volatile cycles.
      The equipment rental business is a significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of the local tax codes, the rental market started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light equipment products as well as many types of heavy equipment have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, which allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer-term rentals also benefit from favorable tax treatment. In the late 1990’s, local and regional rental companies in North America experienced a period of rapid consolidation into national and large regional companies. The economic and financial market declines in 2000 and 2001 created financial pressures on these market participants. They in turn, substantially reduced their new equipment purchases through the first half of 2003, despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity in the market may tend to reduce the correlation of industry unit demand for new equipment with the basic economic industry drivers. On the other hand, increased rental market activity could lead to more pronounced demand cyclicality in the industry, as rental companies rush to adjust the size of their fleets as demand or rental rates change. In North America, captive rental companies appeared to be increasing the size of their fleets during the second half of 2003 and throughout 2004.
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
      In general, much of the construction equipment sold in mature markets such as North America and Europe replaces older equipment. In contrast, demand in less mature markets includes replacements as well as net increases in equipment demand for new products. In these markets, equipment demand also is partially covered by used equipment sourced from the more developed and mature markets including: used heavy construction equipment from North America in the Latin American markets; both heavy and light used equipment from Western Europe in Central and Eastern European, North African and Middle Eastern markets; both heavy and light used equipment from Japan in other Southeast Asian markets; and excavators from the Japanese market in almost every other market in the world. These flows of used equipment are highly influenced by exchange rates and the weight and dimensions of the sourced equipment, which limit the market for large equipment due to road regulations and job site constraints.
      The following graph sets forth heavy and light construction equipment retail unit sales in North America and Western Europe during the periods indicated:

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on shipment data from CECE for Europe and national and local agencies in individual markets.
     Major trends in the construction equipment industry include the growth in usage of hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light equipment sector has experienced significant growth as more manual labor is being replaced on construction sites by machines with a myriad of attachments for each specialized application, such as skid steer loaders, mini-crawler excavators and telehandlers in North America and mini- crawler excavators in the European and Rest of World markets.

      The construction equipment business in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment peaked in 1998 and sales of light equipment peaked in 2000. Industry sales of both product segments declined through 2002 but have since increased to levels approximately 10% higher than in 2000 on a combined basis. In Western Europe, industry sales of both heavy and light equipment increased from the trough of 1993 until peaking in 2000. Industry sales for heavy and light equipment declined in the 2001 to 2003 period but have rebounded with an increase in 2004 of approximately 17% over 2003 levels and to approximately the same level as the last peak in 2000. The construction equipment markets in Latin America are very small compared with those in North America and Western Europe. Rest of World markets, and in particular the Asia-Pacific Rim markets, are similar in size to the Western European or North American markets but CNH does not have a significant direct presence in those markets.
Our Competitive Strengths
      We believe that we have a number of competitive strengths that enable us to focus on markets and products with growth potential while attempting to maintain and improve our position in the markets in which we are already established. We believe our competitive strengths include:
      Well-Recognized Brands. We market our products globally primarily through our two highly recognized brands, Case and New Holland. Our agricultural brands include Case IH, New Holland and Steyr. Our construction equipment brands include Case, New Holland and, in North America, Kobelco. We believe all of our brands have strong histories of quality and superior performance. We expect to continue to leverage these strengths in the future.
      Full Range of Competitive Products. In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors, combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are one of the leading global manufacturers of backhoe loaders and skid steer loaders. In addition, we provide a complete range of replacement parts and services to support both our agricultural and construction equipment offerings.
      Global Presence and Distribution Network. We manufacture our products in 39 facilities throughout the world and distribute our products in approximately 160 countries through a network of approximately 11,400 dealers and distributors. We are a full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both businesses. Our global scope and scale include integrated engineering, manufacturing, marketing and distribution of equipment on five continents.
      Strong Financial Services Capabilities. In North America, we offer a range of Financial Services’ products, including, among others, retail financing for the purchase or lease of new and used CNH and other equipment manufacturers’ products sold by our dealers. To further facilitate the sale of our products, we also offer wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. The principal objective of our retail financing operations is to facilitate the sale of our equipment and provide competitive alternatives to financing available from third parties. We offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BPLG.
      Support of the Fiat Group. Our operations have the support of the Fiat Group, one of the largest industrial groups in the world, with major operations in auto and truck making, automotive components and other non-automotive sectors. Fiat’s management has stated that it considers the global production and sale of agricultural and construction equipment to be a primary focus of the Fiat Group and a significant component of Fiat’s global strategy. Fiat’s truck-making subsidiary, Iveco N.V. (“Iveco”), is a partner with CNH and Cummins in a joint venture that designs and produces the next generation of diesel engines to meet evolving emission requirements. We believe shared services provided by Fiat, such as purchasing, accounting, information technology, treasury and cash management, lower our administrative costs by leveraging Fiat’s economies of scale. Cash pooling leverages Fiat and Fiat Group financial resources while minimizing banking and transaction costs and reducing cross-border financing costs and potential penalties, such as withholding taxes. As of December 31, 2004, Fiat provided us with approximately $1.8 billion in debt funding, as well as other forms of financial support which is an important source of liquidity for our operations. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us. Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
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
      Our strategic objectives are to:

•	generate cash through improved earnings, reduced working capital and improved asset utilization, and use that cash to reduce our debt and strengthen our consolidated balance sheet;

•	deliver profitability throughout the cycle and achieve higher margins than either Case or New Holland earned prior to the merger by strengthening our dealer and customer support and achieving best-in-class product quality and reliability, realizing product cost reductions and profit improvements, continuing sales growth and increasing customer satisfaction; and

•	continue to position CNH to take advantage of future opportunities for product and market expansion, both in the short to medium-term in areas such as Latin America and Eastern Europe and, in the longer-term, in areas such as China and India and through our global construction equipment alliance with Kobelco Japan.

Merger Integration over the Last Five Years
      We combined the operations of New Holland and Case as a result of their merger on November 12, 1999. At the time of the merger, we formulated a plan to integrate the operations of the Case and New Holland businesses. The plan was based on maintaining the dual distribution networks of Case and New Holland to optimize worldwide market share of the combined company. In order to remain cost competitive while maintaining the two brands, management developed a plan to use common platforms and major product components while developing differentiated products that could satisfy the requirements of the different distribution networks. Use of common components and platforms would allow for a reduction in the number of product platforms, consolidation of suppliers, and consolidation and rationalization of manufacturing facilities and our parts depots. In addition, management planned to integrate systems and processes allowing for significant reductions in overhead costs.
      In the five years since the merger, we have affected the major structural changes required to implement this strategy, including:
      Establishment of Dual Brand Families: Capitalizing on our world-class brand names, Case, Case IH, New Holland and Kobelco, we believe we have firmly established our dual brand families with our dealers and customers throughout the world. We continue to work to strengthen our dealer networks, moving towards dealers that are more focused on particular brands. We believe that more focused dealers tend to be more dedicated to enhancing their brand’s market position and building their own customer service capabilities in order to increase customer loyalty and earn a larger share of their customers’ equipment and service expenditures.

      Development of Common Components/ Platforms for New Products: We have developed global product lines to support our dual brand families, renewing virtually our entire product range. By using common design elements and sharing capital-intensive components, we have reduced the total number of tractor, combine and construction equipment platforms while maintaining strong brand identities based on precision of handling, productivity, operation controllability, product serviceability, color and styling. Through use of common components and the manufacturing consolidations, we have reduced our number of suppliers from approximately 6,000 at the time of the merger to approximately 3,000 at December 31, 2004.
      Restructured our Manufacturing Process and Reduced Manufacturing Capacity: We have consolidated and rationalized our manufacturing activities, reducing excess capacity and focusing our facilities to create a lean, flexible manufacturing system. In addition to downsizing certain facilities, we reduced our number of plants, both through required and voluntary divestitures or closures from 60 at the time of the merger to 37 (39 including the two plants acquired since the merger) by the end of 2004. In the process, we redistributed production of various products among the remaining plants to focus our facilities on either the production of components or the assembly of one product category across brand families. We have concentrated on certain key technologies or competencies while outsourcing other non-core activities. We have sized our manufacturing capacity to a flat market demand while introducing modularization of both product and process design to add flexibility to the manufacturing process. We believe we are also better able to manage the business cycle by establishing flexible work rules and setting staffing levels that are supported by temporary employees. Manufacturing capacity utilization has increased from approximately 44% utilization in 1999 to approximately 65% utilization in 2004.
      Consolidated our Parts Distribution Network: We have reduced distribution complexity and costs by reducing the number of global parts depots and instituting a new global common parts system. As of December 31, 2004, we had reduced the number of parts depots to 33. The remaining 4 depots scheduled to be closed will be closed in 2005. Also, under our new global parts packaging system, some high volume common parts have been distinctly packaged for each brand or brand family while most other parts utilize common CNH packaging. This has further reduced our costs of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.
      Integrated Systems and Processes to Create a Lean Structure: We have completed our plan to reduce selling, general and administrative (“SG&A”) costs to about 8% of net sales of Equipment Operations. This compares to 10.8% in the first year of operations after the merger. The reduction in SG&A costs has been achieved by eliminating duplicative functions and streamlining processes. Our consolidated worldwide total employment level has declined from approximately 36,000 at the time of the merger to approximately 25,700 at December 31, 2004, a decline of almost 29%. Similarly, our consolidated worldwide total salaried employment level has declined from approximately 15,300 at the time of the merger to approximately 9,900 at December 31, 2004, a decline of approximately 35%.
      Refocused Financial Services’ Operations and Restored Profitability: Our Financial Services’ operations are now focused on the core business of supporting agricultural and construction equipment sales to our base of equipment dealers and retail customers throughout the world. Following the merger, we have exited the commercial lending and retail financing activities that were outside our own dealer networks. These actions generated positive cash flow through asset runoff, as the non-core portfolio assets have declined from approximately $2 billion at the time of the merger to approximately $131 million at December 31, 2004. We have enhanced the quality of our core portfolio through a focus on strict underwriting criteria, proactive risk management and efficient collection activities, augmented by intensive follow-up and remarketing efforts in troubled situations. Evidencing this improvement is the decline in our North American captive retail average loss ratio (losses as a percentage of total managed captive retail assets) from 1.4% in 2000 to 0.5% in 2004. Our continued access to the U.S., Canadian and Australian ABS markets also is evidence of the quality of our retail receivables portfolio, as has been the upgrading of certain subordinated classes of our 2000 through 2003 term retail ABS transactions to AAA by S&P, Moody’s Investor Service, Fitch Ratings and Dominion Bond Rating Service Ltd.

      We believe that the actions described above have made a substantial contribution to our improved profitability levels since the merger. Profit contributions from the initial cross-selling of products between the brands and margin improvements from the newly developed common platform products have increased our top line and our margins. Cost reductions were generated by SG&A savings, purchasing and supplier reduction savings and manufacturing rationalization actions. We estimate that these actions have contributed a total of $1 billion towards our profit improvements since 1999, including approximately $200 million in the year-ended December 31, 2004.
      During 2004, we recorded $104 million in pre-tax restructuring costs, including $102 million in Equipment Operations and $2 million in Financial Services. These restructuring costs relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, and costs related to closing, selling, and downsizing existing facilities. Since the merger, we have recorded $687 million in pre-tax restructuring costs (excluding approximately $323 million originally recorded in purchase accounting), including $674 million in Equipment Operations and $13 million in Financial Services. In the 2005 through 2007 period, we expect to record approximately an additional $100 million in cash restructuring costs related to the actions described above. These charges cannot be recorded until incurred but relate directly back to previous actions to effect the above described changes. See “Note 12: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.

Looking Forward
      With the ending of this major five year restructuring period, we anticipate building upon our existing strengths to achieve our strategic objectives. These strengths include having a strong global presence with balanced market shares across the major markets, so that we are not overly dependent on any one market; having a new, revitalized product range supported by a light, flexible manufacturing structure and a lean corporate structure. In addition, we have a strong Financial Services’ platform that is growing in both assets under management and in profitability. Our new engine family, sourced from our engine joint venture with Cummins, Inc. and Iveco, has the technological capability to meet upcoming emission standards, and together, we believe we have the scale for economical production. We also have strong global construction equipment alliances with both Kobelco Japan and Sumitomo Construction Equipment.
      Building upon these strengths, the key elements of our plan for achieving our strategic objectives are:

•	Strengthen our customer and dealer support: The overall quality and reliability of any local dealership is a very important consideration in our end customer’s decision to purchase one brand of equipment compared with any other brand. We believe that, in our competitive marketplace, our dealer networks worldwide are one of the most important facets of our business. We are allocating new resources to provide additional dedicated sales and marketing personnel and materials, and additional technical support and training to our dealers. We believe these additional resources will allow our dealers to provide enhanced levels of service to our customers. We are also continuing to invest in our global supply chain systems to allow better visibility and reliability in delivery lead times for our equipment. Our depot and parts system rationalization, with the concurrent investment in a new global parts system, which began in 2003, should also lead to improved parts availability and customer satisfaction.

•	Ongoing product improvements: As discussed above, during the past five years we have sustained a significant product development effort leading to a completely renewed product lineup across all of our brands. We are now shifting our product development, management and manufacturing efforts to focus on improving product quality through key quality improvement activities embedded in our process, with the goal of achieving best-in-class product quality and reliability. In addition, we intend to introduce greater differentiation between the two brands to increase their market attractiveness. These actions are expected to take place while targeting research and development (“R&D”) costs at 3% of net sales through the continued use of common platforms; this also includes our continuing engine development efforts through our joint ventures as we introduce new engines to meet new emissions requirements. Improved product quality and reliability should lead to reduced future warranty and repair costs, and allow us to more fully capitalize on our market leadership positions to command better pricing for our products.

•	Continuing efforts to reduce costs: Throughout the manufacturing capacity rationalization process our primary focus was on improving capacity utilization through the closing of manufacturing facilities, while shifting production among the remaining plants to further rationalize manufacturing costs by sharing facilities between the two brands and specializing sites on specific product ranges. With the completion of these major actions, the systems, processes and flows of our production and distribution systems now need to be fine-tuned for maximum efficiency. This includes such actions as (a) achieving product cost reductions through re-engineering efforts; (b) increasing manufacturing efficiencies within each production facility; (c) finding lower cost sources for purchased parts and components by continuing to extend supplier re-sourcing activities on additional parts and components to lower cost countries (including those where we already have a manufacturing presence and can work with the local suppliers to develop their capabilities for supplying us on a global basis); and (d) achieving freight and logistics savings through distribution process improvements. Additionally, we should benefit from additional savings related to actions taken during 2004, from which we did not receive a full year’s worth of benefit in 2004. In total, by the end of 2007, we anticipate that these actions will result in approximately an additional $500 million in profit improvements as compared with the base levels of revenues and costs incurred by us for the full year 2004.

•	Reduce capital employed in the business: We expect that our continued investment in supply chain systems will allow us to shorten delivery lead times. We also believe that our depot and parts system rationalization, availability of a new global parts system and our continued efforts on increasing manufacturing efficiencies should allow us to improve both our raw materials and finished goods inventory efficiency in the system. In addition, we have started pilot programs in some of our plants to reduce work-in-process inventory levels.

•	Continue developing Financial Services: Our Financial Services’ operations are now firmly focused on the core business of supporting agricultural and construction equipment sales to our base of equipment dealers and retail customers throughout the world. We have separated our Financial Services’ marketing efforts into dedicated, specialized agricultural and construction equipment teams to develop solutions specifically tailored to the different needs of these customers and to capture a larger share of our customers’ financing requirements, including operating leases, rental, credit cards and insurance. We are continuing actions expected to improve our underwriting processes and remarketing efforts, in order to maintain the highest possible quality of receivables in our portfolio, and to enhance our ability to efficiently fund these portfolios. In addition, we have opportunities to take proven products and business practices developed for the North American market and adapt them for use in Western Europe, Australia and Brazil. We are upgrading our operations in Western Europe in anticipation of developing additional financing opportunities. In particular, we are extending to our operations in Western Europe and Brazil the business model developed in North America of centralizing management of all dealer receivables within our Financial Services’ business, with the goal of ensuring better financial control and funding optimization of all our receivables.
      We anticipate that through the accomplishment of these initiatives we should improve our position in the global agricultural and construction equipment markets and also improve our financial position.
Competition
      The agricultural equipment industry is highly competitive. We compete with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including The CLAAS Group, the ARGO Group and the SAME Deutz-Fahr Group, that are expanding worldwide to build a global presence; and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
      The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi, Sumitomo Construction (Linkbelt), Manitou B.F., Merlo UK Ltd., Gehl Company, and Mustang Manufacturing Company, Inc.
      We believe that multiple factors influence a buyer’s choice of equipment. These factors include the strength and quality of a company’s dealers, brand loyalty, product performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.
      The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service, financial terms and interest rates charged.
Products and Markets

Agricultural Equipment
      Our primary product lines of agricultural equipment, sold under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of Construction Equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Western Europe.
      In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH, Steyr (tractors only) and New Holland brands, and to produce equipment in the historical colors of each brand. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s identity.
      Tractors — Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH, New Holland and Steyr brands. Tractors represented approximately 49% of our agricultural equipment sales in 2004.
      Combine Harvesters — Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which possesses advantages with respect to certain crops and conditions. Our CX conventional combine, CR twin rotor combine and our AFX Axial-Flow rotor combine are a new generation of modular combines designed to allow us to offer the three different threshing concepts in one product platform.
      Other Key Product Lines — Hay and forage equipment is used primarily to harvest and mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/conditioners, hay tedders and rakes, round balers, square balers, and forage harvesters which may be either self-propelled or pulled by a tractor. We also produce and market a full line of seeding and planting equipment, tillage equipment, sprayers, grape harvesters, sugar cane harvesters and cotton pickers.
      Parts Support — We offer a full line of parts for all of our various agricultural equipment product lines.

Construction Equipment
      Our present brand and product portfolio is the heritage of many companies that have been merged into the global Case or New Holland brand families. Case Construction provides a full line of products on a global scale utilizing the Sumitomo technology for its key crawler excavator product. The New Holland brand family, in conjunction with its global alliance with Kobelco Japan, also provides a full product line on a global scale. In February, 2005 the New Holland brand family reorganized all of its networks outside of North America to focus on the New Holland brand name.
      Our new generation products share common components to achieve economies of scale in R&D and manufacturing. We differentiate these products based on the relative product value and volume in areas such as precision of handling, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy Construction Equipment
      Crawler Excavators — Crawler excavators are anthropomorphic machines on a 360-degree rotating crawler tread base equipped with one arm that can perform a wide variety of applications with extremely precise control by the operator. Excavators are classified by the weight of the machine and for CNH, heavy crawler excavators include those that weigh from more than 12 metric tons up to 90 metric tons. Excavators are versatile machines that can utilize a wide variety of attachments and are very efficient in terms of operating cost per ton of earth moved. Generally, the crawler excavator is the principal heavy construction equipment product that draws customers into dealerships. Upon purchasing a particular excavator, they tend to purchase additional heavy construction products of the same brand to simplify maintenance and service requirements. Crawler excavators are the most popular construction equipment machine in the Asia-Pacific market.
      Wheeled Excavators — Wheeled excavators are a specialty excavator product on a wheeled base rather than a crawler base, typically used in the Western European market. Wheeled excavators, like backhoes, are self-transporting, while crawler excavators must be transported by truck from location to location.
      Wheel Loaders — Wheel loaders are four wheel drive articulated machines equipped with a front loader bucket. The engine is located behind the driver for better operator visibility. Wheel loaders are classified by engine horsepower, and we offer a broad product range from 80-horsepower to 450-horsepower. One of the more traditional earth moving machines, wheel loaders also are popular for non-construction applications such as bulk material handling, waste management and snow removal, contributing to a more stable level of industry demand for these products.
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
      Skid Steer Loaders — The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to 2,900 pounds lifting capacity. We are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for over 74% of world demand. In 2005, we have started to launch our newest models, which use tracks instead of wheels, called compact track loaders.
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

New Products and Markets
      We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are focusing on improving product quality, with a goal of achieving best-in-class product quality and reliability. In addition, we are emphasizing enhanced differentiation between the Case and New Holland brands to increase their market attractiveness. This also includes our continuing engine development efforts and combining the introduction of new engines to meet new emissions requirements with additional innovations anticipated to refresh our product line. Improved product quality and reliability coupled with our initiatives to improve our dealer and customer support should allow us to more fully capitalize on our market leadership positions throughout the world.
      To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic partnerships. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.
      See “Item 5. Operating and Financial Review and Prospects — Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the last three years.
Suppliers
      We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to individual price fluctuations in respect of the materials or commodities we purchase, although we have increased our dependence on individual suppliers as we have rationalized our supply chain and reduced the number of our global suppliers from 6,000 at the time of the merger to approximately 3,000 at December 31, 2004. In addition, we cannot avoid exposure to global price fluctuations such as occurred in 2004 with the costs of steel and related products. In 2004, purchases from our 10 largest suppliers totaled approximately $1.0 billion and represented approximately 21% of our total material/component purchases.
      In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer (“OEM”), allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2004, the total value of OEM purchases comprised less than 15% of our total purchases.
Distribution and Sales
      We sell and distribute our products through approximately 11,400 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.
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
      Exclusive, dedicated dealers generally provide a higher level of market penetration. Therefore, such dealers complement our strategy of full product lines for all global brands. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models sold by our competitors. Elsewhere, our dealers are generally exclusive, but may share complementary products manufactured by other suppliers in other product categories in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us. This is particularly true of specialty products, such as equipment adapted for particular crops.
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
      We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2004, we operated 23 company-owned dealerships, located in the United States, Canada, Germany, Austria and Spain. In the mature markets, we expect a decrease in the number of our dealers in the coming years, as the process of farm consolidation pressures dealers’ financial positions. In North America, we operate a dealer development program that allows approved dealer candidates to purchase dealerships from us over a fixed period of time, with payments being made from the dealer’s profits.

      A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. We continually work to enhance our dealer network through the expansion of our lines of products and customer services, including enhanced Financial Services, and an increased focus on dealer support. To assist our dealers in building rewarding relationships with their customers, we have introduced focused customer satisfaction programs and seek to incorporate customer input into our product development and service delivery processes.
      As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is required to maintain the rental equipment and to insure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the second hand market. As a leader in light construction equipment (the most requested rental products), our product performance is key to maintaining our quality reputation, its attractiveness to the rental customer and its resale value on the used equipment markets. We have launched several programs to support our dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive activity and sensitive to variations in construction demand, we believe that any such activities should be expanded gradually, with special attention to managing the resale of rental units into the secondary market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
      In Europe and Latin America, we have recently rationalized our non-Case construction equipment brand family into one brand, New Holland. In connection with this brand rationalization, we have terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. We expect that, long-term, this consolidation will generate additional incremental revenue, allow us to provide better support to our dealers, strengthen our dealer network, and result in the availability of a greater range of products. In the near term, this action may result in some product line adjustments and increasing support costs. We cannot make any assurance, however, that such actions will ultimately improve the competitive position or financial results of our construction equipment operations in Europe.
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
      In Japan, we own 50% of New Holland HFT Japan Inc. (“HFT”), which distributes our products in that country. HFT imports and sells a full range of New Holland’s agricultural equipment through approximately 50 retail sales and service centers located throughout Japan. In order to complete its product offering, HFT also sells certain equipment manufactured by other producers. HFT is a leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.
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
Parts and Services
      The replacement parts business is a major source of revenue for our company. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 18% of our total net sales in 2004.
      We supply a complete range of parts, many of which are proprietary, to support items in our current product line as well as for products that we have sold in the past. As many of the products that we sell can have economically productive lives of up to 20 years when properly maintained, each unit that is retailed into the marketplace has the potential to produce a long-term revenue stream for both us and our dealers. Sales of replacement parts have historically been less subject to sharp changes in demand than sales of new equipment and typically generate higher gross margins than sales of new equipment.
      At December 31, 2004, we operated and administered 33 parts depots worldwide, either directly or through arrangements with our warehouse service providers, including 17 in North America, 11 in Europe, 2 in Latin America and 3 in Australia and New Zealand. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment.
      In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with two major suppliers of warehousing services. TNT Logistics, a subsidiary of TPG N.V., provides warehousing services in Latin America. In North America, Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services to us on a fee for service basis. We handle logistical arrangements directly with respect to parts operations in other areas of the world.
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
      Our distributors and dealers provide service support outside of the warranty period. Our service engineers or service training specialists train service personnel in one of several of our training facilities around the world or on location at dealerships.
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
Financial Services

Overview
      Financial Services is our captive financing arm, providing financial services to dealers and customers in North America, Australia and Brazil. Through our joint venture with BPLG, Financial Services provides customer financing in Western Europe and has begun the process of managing dealer receivables in certain countries in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. As of December 31, 2004, Financial Services managed a portfolio of receivables of approximately $13.3 billion, including both on- and off-book assets and receivables managed for our joint venture in Western Europe. North America accounts for 63% of the managed portfolio, Western Europe 22% (which includes the revenue of our joint venture with BPLG, in which we have a 49% interest), Brazil 9% and Australia 6%. Financial Services provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to our dealer network.
      Financial Services’ mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and to contribute to building dealer and end-user loyalty. Its strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of its services offering, new product development and marketing promotions and events. In addition, Financial Services is focused on improving credit quality and service levels and increasing operational effectiveness. Financial Services also continues to grow its financing business in Western Europe as it leverages its joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries it services. Financial Services also seeks to expand its financing of used equipment through our dealers and related services, including expanded insurance offerings. In Western Europe and Brazil, we have begun extending our North American business model for centralizing the management of wholesale receivables within Financial Services.
      Access to funding at competitive rates is key to the growth of Financial Services’ core business and expansion of its financing activities into new and existing geographic markets with new retail and wholesale product offerings. On a global level, we will continue to evaluate alternatives to help ensure that Financial Services continues to have access to capital on favorable terms in support of its business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement entered in 2002, allow us to be more responsive to customer needs, introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. Beginning in September 2005, either we or BPLG may terminate the BPLG joint venture by providing nine months prior written notice. We do not believe BPLG will terminate our joint venture with them. However, we believe the required nine month advance notice would provide us with sufficient time to secure alternative financing for our retail financing in the European countries where the BPLG joint venture operates.

Finance Operations
      In North America, Financial Services offers a wide variety of financial products including wholesale equipment financing for our dealers and end users, retail loans, finance leases, operating leases, credit cards, rental programs and insurance products. We have established separate sales and underwriting groups to service the Agricultural Equipment and Construction Equipment businesses. This distinction allows Financial Services to strengthen customer service and reduce risk by deploying industry-specific expertise in each of these businesses.
      Financial Services is focused on being a captive financial services company dedicated solely to the support of our dealers and customers across all our brands. Despite discontinuing diversified retail financing in 2001, Financial Services continues to service its existing non-core portfolio, which represents approximately 1% of Financial Services’ current managed portfolio. Financial Services also strengthened its organization by hiring personnel with specific expertise in our Equipment Operations industries, and by creating a special work-out team to manage troubled accounts more effectively.
      Outside of North America, Financial Services is developing its capabilities to service our dealers and customers in more stable markets as legal regulations, business and funding conditions and market and economic conditions permit. Building on our experience in North America, we are introducing products developed in North America into other markets to expand the product offerings and customer service capabilities in those markets. Financial Services continues to evaluate and implement what it believes to be the most efficient cost structures for expanding its Financial Services business outside of North America. Through joint venture agreements, such as the BPLG arrangement in Western Europe, we seek to leverage our partners’ established expertise, cost efficiencies, access to low cost sources of funding and established market presence.
      Financial Services focuses primarily on efficient risk management, operational efficiency and strong customer service. We have significantly expanded our risk management procedures at all stages of the financing process, including definition, underwriting, remarketing and recovery. Financial Services has a dedicated team to address operational improvement opportunities, including the complete re-engineering of some key processes. We and our predecessors have a long history of successful financing relationships with North American agricultural and construction equipment customers.
      At the retail level, Financial Services sells retail financial products primarily through our dealers, whom we train in the use of the various financial products. Our sales force may assist directly with some of the larger or more complex financing proposals. Dedicated credit analysis teams perform retail credit underwriting.
      At the dealer financing level in North America, Financial Services provides wholesale floor plan financing for our dealers, which allows dealers to maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For our floor plan financing, we generally provide a fixed period of “free” financing for the dealers, during which Equipment Operations pays the finance charges. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “free” period, if the equipment remains unsold, the dealer pays interest costs.
      A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the dealer’s unsold equipment assets and are used to facilitate wholesale sales. The dealer credit agreements include a requirement to pay at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to help confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.
      Marketing personnel from Financial Services work with our equipment operations commercial staff to develop and structure financial products that will optimize equipment sales and generate Financial Services’ income. Financial Services also develops products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.
      We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged to the borrower. Financial Services finances the majority of our new equipment sales in the regions where it is present due to its ability to offer, in some circumstances, below market finance rates as part of special marketing programs offered by our commercial organization. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. Financial Services relies on the financial markets, ABS, intercompany lending and cash flows to provide funding for its activities. Currently, Financial Services’ funding strategy in North America is twofold; (i) access capital markets through ABS transactions and (ii) expand the use of ABCP securitization financing to other portfolios such as credit cards and finance leases with the goal of reducing reliance on intercompany and intersegment funding.

Asset-Backed Securitizations
      Financial Services periodically accesses the public asset-backed securities market in the United States, Canada and Australia, and will continue to rely on the availability of liquidity through that market to fund its retail financing programs. We anticipate that, depending on continued market interest and other economic factors, Financial Services will continue to securitize its retail receivables in the United States, Canadian and Australian markets. Financial Services’ access to the asset-backed securities market will depend, in part, upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in the industries we serve. Securitization transactions in the United States are typically about $1.0 billion to $1.5 billion in size, in Canada are C$250 million to C$300 million and in Australia are A$400 million to A$500 million. Financial Services applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our consolidated balance sheet.
Insurance
      We maintain insurance with third-party insurers to cover various risks resulting from our business activities including, but not limited to, risk of loss or damage to our facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage.
Legal Proceedings
      We are party to various legal proceedings in the ordinary course of our business, including, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of all of these other legal matters pending against us or our subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations.

Product Liability
      Product liability claims against us arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on our financial position or results of operations.

Other Litigation
      In December 2002, six named individuals filed a purported class action lawsuit in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and Case. (Yolton, et. Al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to us in June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW to cap (prior to the transfer of the agricultural and construction equipment business to us) the amount of retiree health insurance costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. El Paso administers the health insurance programs for the purported plaintiff class, and we and El Paso are parties to a 1994 agreement under which El Paso has agreed to indemnify us for the costs of the health insurance program. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay a portion of the cost of those benefits because the Cap had been reached. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/ or us from requesting the retirees to pay a portion of the health benefits. On December 31, 2003, the court entered a preliminary injunction order requiring El Paso to pay the full costs of health insurance benefits for the purported plaintiff class. El Paso filed a motion for reconsideration. On March 9, 2004, the court entered an order granting plaintiffs’ motion for preliminary injunction. Pursuant to the March 9, 2004 order, the court vacated its December 31, 2003 order and ordered Case to pay the full costs of health insurance benefits for the purported plaintiff class from March 2004. However, El Paso has not disputed its responsibility to pay amounts up to the Cap. We filed a motion with the court seeking to have the preliminary injunction stayed and the order reconsidered. The district court denied such motions. We have appealed the district court’s denials to the 6th Circuit Court of Appeals. We also had filed a motion for summary judgment that El Paso indemnify us pursuant to the terms of the 1994 agreement. The district court ruled in our favor on our summary judgment motion and ordered that El Paso must make the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso moved for reconsideration of that decision. On November 3, 2004, the district court denied El Paso’s motion for reconsideration and allowed an immediate appeal to the 6th Circuit. El Paso filed its appeal of the November 3, 2004 order, and the Court certified the appeal, consolidating it with the appeal of the preliminary injunction. While we are unable to predict the outcome of this proceeding, we believe we have good legal and factual claims and defenses, and we will continue to vigorously pursue our claims and defend against this lawsuit.

C. Organizational Structure.
      As of December 31, 2004, Fiat Netherlands, a wholly owned subsidiary of Fiat, owns approximately 84% of CNH’s outstanding common shares and all of our outstanding Series A Preferred Stock. Fiat was founded in Turin, Italy on July 11, 1899.
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
      A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2004 is set forth in an exhibit to this Form 20-F.

D. Property, Plants and Equipment.
      We believe our facilities are well maintained, in good operating condition and are suitable for their present purposes. These facilities, including the planned restructuring actions and planned capital expenditures, are expected to meet our manufacturing needs in the foreseeable future. Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs. We anticipate no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.
      The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2004:

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

United States
Belleville, PA	Hay and Forage	540	Owned
Benson, MN	Agricultural Sprayers	219	Owned
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	989	Owned
Burr Ridge, IL	Technology (Engineering) Center	549	Owned
Calhoun, GA	Crawler Excavators and Dozers	267	Owned	**
Dublin, GA	Compact Tractors	60	Owned
Fargo, ND	Tractors; Wheel Loaders	531	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	680	Owned
Lake Forest, IL	Global Management Offices	65	Leased
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,190	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	2,015	Owned/Leased
Wichita, KS	Skid Steer Loaders	455	Owned
Italy
Imola	Backhoe Loaders; Engineering Center	384	Owned
Jesi	Tractors	710	Owned
Lecce	Construction Equipment; Engineering Center	1,550	Owned
Modena	Components	1,150	Owned
San Matteo	Engineering Center	540	Owned
San Mauro	Crawler Excavators	590	Owned	**
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	466	Owned
Tracy-Le-Mont	Hydraulic Cylinders	204	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

Germany
Berlin	Construction Equipment; Engineering Center	1,113	Leased
Dortmund	Administrative Facilities; Test and Parts Centers	348	Leased
Heidelberg	Administrative and Warehouse Facilities	162	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	510	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	760	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Canada
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	750	Owned
Belgium
Antwerp	Components	645	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,655	Owned
Others
St. Valentin, Austria	Tractors	398	Leased
Shanghai, China	Tractors	775	Leased	**
New Delhi, India	Tractors; Engineering Center	360	Owned
Plock, Poland	Combine Harvesters	1,020	Owned
Queretao, Mexico	Components	205	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

*	in thousands of square feet

**	consolidated joint venture
      In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships worldwide, some of which are not currently active.
Environmental Matters
      Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. We have an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage. We also have regional programs designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.
      Our engines and equipment are subject to extensive statutory and regulatory requirements that impose standards with respect to air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. At this time, however, we are not able to quantify the dollar amount of such expenditures as the levels and timing are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission limits could result in adverse effects on future financial results.

      Capital expenditures for environmental control and compliance in 2004 were approximately $3.8 million and we expect to spend approximately $3.8 million in 2005. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.
      Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 46 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 20 are on the National Priority List promulgated pursuant to CERCLA. For 39 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America LLC’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America LLC filed comments on the proposed listing which reflected its opinion that the data does not support U.S. EPA’s alleged scenario. In December 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America LLC, and prior owners of the property. While we are unable to predict the outcome of this proceeding, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 46 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.
      We are conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations.
      The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, we plan to continue funding our costs of environmental compliance from operating cash flows.

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

A. Operating Results.

2004 Compared to 2003

Overview
      Our net income of $125 million in 2004 compared to a net loss of $157 million in 2003. The increase in earnings resulted primarily from the positive results of Financial Services and the strength of our Agricultural and Construction Equipment businesses in the Americas.
      Our Agricultural Equipment business gross margin increased in dollars but remained flat as a percent of net sales compared with 2003. Higher pricing, favorable currency and higher volume and mix offset unfavorable economics, particularly higher steel costs. Improvements in North America were offset by declines in Europe, where the competitive conditions did not allow for sufficient price increases to recover increased steel costs and other economics.
      Construction Equipment’s results improved significantly in 2004, as gross margin increased both in dollars and as a percent of net sales. Improved price realization, volume and mix, and impacts of our manufacturing rationalization actions more than offset higher steel costs and other economics.
      Financial Services’ net income increased to $159 million in 2004, compared to $93 million in 2003. The significant increase in the results of Financial Services reflects better spreads on our ABS transactions and improved margins. Continued improvements in portfolio quality have resulted in steady declines in past due and delinquency rates in the core business of Financial Services and lower provisions for loan losses for the year. The total managed portfolio at the end of 2004 increased by 6% compared to the December 31, 2003 level.

Revenues
      Consolidated revenues for 2004 totaled approximately $12.2 billion as compared to approximately $10.7 billion in 2003. Consolidated revenues were up approximately 14% (including variations in foreign exchange rates of $544 million or 5%) compared to 2003. This reflects stronger worldwide agricultural and construction equipment markets and higher revenues at Financial Services. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $11.5 billion in 2004 as compared to approximately $10.1 billion in 2003. Adjusted for the impact of variations in foreign exchange rates, net sales of equipment were up 9% from 2003 levels.

Net Sales of Equipment
      Net sales of our Equipment Operations for the years ended December 31, 2004 and 2003 by geographic area were as follows:

	2004	2003

	(in millions)
Net sales
North America	$5,241	$4,206
Western Europe	3,834	3,739
Latin America	913	712
Rest of World	1,557	1,412

Total net sales	$11,545	$10,069

      Net sales of equipment were up 15% in 2004, $557 million of which was due to variations in foreign exchange rates. The increase in net sales reflected increases in net sales of both agricultural and construction equipment.

Agricultural Equipment

	2004	2003

	(in millions)
Net sales
North America	$3,383	$2,893
Western Europe	2,681	2,543
Latin America	715	579
Rest of World	1,221	1,110

Total net sales	$8,000	$7,125

      Net sales of agricultural equipment in 2004 were approximately 12% higher than in 2003. Approximately 6% of this increase resulted from variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased primarily from improved volume and mix, improved price realization and from new products.
      Overall in 2004, worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 17% higher than in 2003. Worldwide demand for tractors increased by about 18%, with increases of approximately 12% in North America, 42% in Rest of World markets, 11% in Latin America and 4% in Western Europe. Worldwide demand for combines was up approximately 15% over the level in 2003. Demand in North America increased by about 40% while demand in Western Europe declined by about 10%. Combine demand in Latin America, however, was up approximately 17% and in Rest of World markets by about 15%. On a unit basis, our agricultural equipment sales increased but by less than the market. Our overall tractor market share declined by about one percentage point from 2003, and our combine market share declined approximately three and one-half percentage points. In total, we under produced retail demand by about 1% in order to slightly reduce company and dealer inventories. At year-end total company and dealer inventories are consistent with prior year levels, on a forward months supply basis.
      In North America, net sales of agricultural equipment increased by about 17% in 2004 compared with 2003, including increases related to variations in foreign exchange rates of approximately 1%. Wholesale unit sales of tractors and combines increased by approximately 21%. Total market demand for agricultural tractors in North America increased by about 12%. Demand for under 40-horsepower tractors increased by 7%. Industry demand for mid-sized (40- to 100-horsepower) tractors increased by about 16%; demand for large two wheel drive tractors over 100-horsepower increased by approximately 29% while demand for four wheel drive articulated tractors increased by 24%. Combine market demand increased by about 40%. Our overall agricultural equipment market penetration increased slightly principally related to segment mix between under and over 40-horsepower tractors, while our combine market penetration decreased by more than six percentage points to a level consistent with 2002.
      In Western Europe, net sales of agricultural equipment increased by 5%, primarily related to the effects of variations in foreign exchange rates. Excluding currency, net sales declined by approximately 4% in Western Europe. Overall tractor market demand, as measured in units, increased by about 4% in 2004 and overall combine market demand declined by about 10%. Our wholesale unit sales declined slightly as market penetration decreased slightly for both tractors and combines, and we underproduced retail by approximately 7% to reduce company and dealer inventories.
      In Latin America, net sales of agricultural equipment in 2004 were 23% higher than in 2003, including approximately 4% due to variations in foreign exchange rates. Pricing and volumes were strong. Market demand for tractors increased by approximately 11% and demand for combines increased by 17% despite a slow-down of the combine market in the second half of the year. Year-over-year our unit wholesale volumes increased by approximately 5%, with a substantially improved mix of higher valued combines. This increase in total market demand for agricultural tractors in Latin America occurred despite a decline of approximately 2% in market demand for tractors in Brazil, based on reported unit sales. Tractor market demand in Argentina, however, increased by about 50%, continuing the recovery started in 2003 from the low levels experienced in 2002 after the devaluation of the Argentine peso. The increase in total market demand for combines included the continued resurgence of the Argentine combine market, rebounding from the 2002 low, a smaller increase of total industry unit sales of combines in Brazil by about 3% and general strength through the rest of the countries in Latin America.
      In markets throughout the Rest of World, net sales of agricultural equipment in 2004 increased by approximately 10% compared to 2003. Variations in foreign exchange rates, in particular the 13% strengthening of the Australian dollar, accounted for about eight percentage points of the increase. Wholesale unit sales of tractors and combines in 2004 were about 13% higher than in 2003 despite under-producing retail demand by about 2%.

Construction Equipment

	2004	2003

	(in millions)
Net sales
North America	$1,858	$1,313
Western Europe	1,153	1,196
Latin America	198	133
Rest of World	336	302

Total net sales	$3,545	$2,944

      Net sales of construction equipment increased by approximately 20% in 2004 compared with 2003. Approximately 4% of this increase resulted from the variations in foreign exchange rates. Pricing was positive, and wholesale unit volumes of our major construction equipment products increased by approximately 19%. Production was essentially equal to retail unit volumes for the year, and dealer and company inventories, on a forward months supply basis, improved due to higher forecasted sales.
      Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by about 18% in 2004 compared with 2003. Market demand increased in all markets and for all of our major product categories. World market demand for backhoe loaders, on a units basis, increased by about 22% while demand for skid steer loaders increased by about 17%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 22%. Worldwide demand for our heavy construction equipment product lines increased by approximately 18%. On a unit basis, our construction equipment market penetration declined by approximately one percentage point. In North America, our largest market, our market penetration was consistent with the prior year.
      In North America, net sales of construction equipment increased by approximately 42% in 2004 compared with 2003. Variations in foreign exchange rates increased net sales by about 1%. Wholesale unit sales increased by almost 37% and production was approximately 2% higher than retail sales. Wholesale unit sales of backhoe loaders, skid steer loaders and heavy construction equipment products all increased. The total North American market demand for construction equipment increased by about 25%, including increases of 24% for backhoe loaders, 15% for skid steer loaders and 37% for heavy construction equipment.
      In Western Europe, net sales of construction equipment decreased by 4%, principally reflecting an approximate 9% increase in reported net sales due to variations in foreign exchange rates, which was more than offset by a decline in wholesale unit volumes of approximately 15%. Overall market demand, as measured in units, increased by approximately 10% in 2004. We reduced production compared with retail sales by about 3% in order to reduce company and dealer inventories. The balance of the decline reflects the company’s difficulties associated with the transition from the Fiat-Hitachi association and dealer network to the New

Holland-Kobelco network and the market aggressiveness of Hitachi in attempting to regain a foothold in the Western European construction equipment markets.
      In Latin America, net sales of construction equipment increased by 49% in 2004 compared with 2003, including approximately three percentage points related to variations in foreign exchange rates. Our wholesale unit sales increased by approximately 30%. Total Latin American market demand, as measured in units, increased by about 48%, including a 40% increase in market demand for backhoe loaders, a 50% increase in demand for heavy construction equipment and a 56% increase in market demand for skid steer loaders. We under-produced retail sales by approximately 5%.
      In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment increased by 11% in 2004 compared with 2003 including an approximately eight percentage point improvement due to variations in foreign exchange rates. Our wholesale unit sales were essentially flat and production was in line with retail sales.

Finance and Interest Income
      Consolidated finance and interest income increased from $597 million in 2003 to $634 million in 2004 largely due to the increase in Financial Services’ revenues. Revenues for Financial Services totaled $672 million in 2004, an increase of $51 million from the $621 million reported in 2003. The increase in revenues reflects primarily higher retail margins as we kept our Australian ABS transaction on-book in 2004 while it was off-book in 2003.

Costs and Expenses
      Costs of goods sold increased by $1.2 billion to $9.8 billion in 2004, and, as a percentage of net sales of equipment, decreased from 85.3% in 2003 to 84.7% in 2004. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, improved to 15.3% in 2004 compared to 14.7% in 2003, primarily on the strength of our agricultural and construction equipment operations in the Americas. This increase in gross margin percentage reflected an increase in the gross margin of construction equipment from 12.5% in 2003 to 14.8% in 2004, which was slightly offset by a decline in the gross margin of agricultural equipment from 15.6% in 2003 to 15.5% in 2004. In total, the gross margin increase, expressed in dollars, reflects higher pricing, favorable currency, higher volume and mix and profit improvement actions which more than offset unfavorable economics and higher warranty and freight costs.
      In 2004, consolidated SG&A expenses increased by $68 million to approximately $1.1 billion from $1.0 billion in the prior year, reflecting increases at Equipment Operations partially offset by a decline at Financial Services. In Equipment Operations, SG&A expenses increased by $90 million to $929 million in 2004 from $839 million in 2003, but decreased as a percentage of net sales of equipment, from 8.3% in 2003 to 8.0% in 2004. The increase in SG&A expenses in Equipment Operations was driven primarily by variations in foreign exchange rates, primarily the euro and the British pound, inflation and expenses attributable to our variable compensation plan. Despite the increase in costs, total salaried headcount decreased by almost 350 persons, from approximately 10,250 at the end of 2003 to approximately 9,900 at the end of 2004. Approximately 340 of the reductions in salaried personnel were at Equipment Operations.
      At Financial Services, SG&A expenses decreased by $22 million. The improvement was due mainly to lower year-over-year provisions for loan losses driven by a reduction in losses in the non-core portfolio and improvements in the credit quality of the core portfolios. These reductions were partially offset by increased costs in Europe resulting from the management of an increasing European wholesale receivables portfolio.
      Although we believe that the cessation of originations in the non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions if there is an unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these non-core portfolios relative to our total managed loan portfolios and certain performance-related data as of December 31, 2004, 2003 and 2002:

	2004	2003	2002

	(in millions)
Non-core portfolio	$131	$330	$570

Percentage of total portfolio	1%	3%	5%

Delinquency percentage(1)	25%	29%	28%

Annual loss percentage(2)	4%	15%	9%

Loss provision provided	$50	$68	$63

(1)	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

(2)	Calculated as the ratio of the annual loss to the average portfolio for the year.
      By comparison, delinquency percentages for our North American core portfolio were 2.2% and 2.9% for 2004 and 2003, respectively, and annual loss percentages for the North American core portfolio decreased to 0.5% at December 31, 2004 from 1.0% at December 31, 2003.
      Ongoing R&D expenses increased by $8 million from $259 million in 2003 to $267 million in 2004. The increase was more than accounted for by variations in foreign exchange rates, primarily the euro and the British pound. Excluding currency variations R&D expenses declined by approximately $7 million. Expressed as a percentage of net sales of equipment, R&D expenses decreased to 2.3% in 2004 compared with 2.6% in 2003.
      Our consolidated worldwide employment level has declined by approximately 1,100 persons from approximately 26,800 at the end of 2003 to approximately 25,700 at the end of 2004. As indicated above, year-end 2004 salaried headcount declined from approximately 10,250 at year-end 2003 to approximately 9,900 at year-end 2004.
      During 2004, we recorded $104 million in restructuring costs, including $102 million in Equipment Operations and $2 million in Financial Services. These restructuring costs primarily relate to severance and other costs incurred due to headcount reductions and facility closings. See “Note 12: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.
      The reduction in consolidated interest expense — Fiat affiliates from $113 million in 2003 to $88 million in 2004 was principally due to the May 2004 issuance of $500 million of 6% Senior Notes due 2009, the proceeds of which were primarily used to repay indebtedness from Fiat Group companies. This decline was more than offset by an increase in consolidated interest expense — other where the interest expense of the new bonds are recorded and because of the impact of higher interest rates on the non-Fiat portion of the debt.
      Equipment Operations provides interest free floor plan financing to its dealers, primarily in North America, to support wholesale net sales of equipment to its dealers. In Western Europe, Equipment Operations provides extended payment terms to its dealers to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services purchases these receivables from Equipment Operations, manages the deal credit exposure, controls losses and provides funding. Equipment Operations reimburses Financial Services for interest free or low rate financing. This is included in Interest Compensation to Financial Services. Interest Compensations to Financial Services by Equipment Operations increased by $34 million in 2004 to $113 million because of high balances of interest free financing provided and the addition of the European receivables securitization program which has transferred management of additional receivables from Equipment Operations to Financial Services.
      Other, net increased to $265 million in 2004 from $241 million in 2003. The increase in Other, net was primarily attributable to higher pension and postretirement benefit costs for retired, inactive employees with the significant increase to our retiree population resulting from the closure of the East Moline combine assembly plant, where most of the employees retired with that closure and lower miscellaneous income, partially offset by higher gains on the sale of fixed assets, lower product liability expenses and lower franchise taxes.

Tax Rates — Consolidated
      Our effective tax rate was approximately 25% in 2004. Our effective tax rate was 22% in 2003. For an analysis of the principal factors affecting our effective tax rate, see “Note 11: Income Taxes” of our consolidated financial statements.

Equity In Income (Loss) of Unconsolidated Subsidiaries and Affiliates
      During 2004, total equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $28 million, $9 million more than the $19 million reported in 2003. Financial Services equity in income of unconsolidated subsidiaries increased $2 million during 2004 due primarily to improved results at our joint venture with BPLG in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from a profit of $13 million in 2003 to a profit of $20 million in 2004. Results in Turkey, Pakistan and Mexico improved, partially offset by declines at our European Engine Alliance joint venture in Europe and in Japan.

Net Income
      For the year ending December 31, 2004, our consolidated net income, after pre-tax restructuring charges of $104 million, was $125 million. This compares to a 2003 consolidated net loss, after pre-tax restructuring charges of $271 million, of $157 million. On a diluted basis, earnings per share (“EPS”) was $0.54 in 2004 compared to diluted losses per share of $1.19 in 2003, based on diluted weighted average shares outstanding of 233 million and 132 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 34% and 31%, respectively, in 2004 and 2003 to evaluate the results of our operations, net of these restructuring costs.

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
      The impact of currency translation on the results of Financial Services operations is minimal, reflecting the geographic concentration of such wholly-owned operations within the United States. For Equipment Operations, the impact of currency translation on net sales generally is largely offset by the translation impact on costs and expenses.
      During 2004, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened. Specifically the Australian dollar (13%), the British pound (12%), the euro (10%), the Canadian dollar (7%), and the Brazilian real (5%) strengthened when compared to the U.S. dollar. The impact of all currency movements (including transactions and hedging costs) increased net sales by approximately $557 million or 5% and increased the absolute gross margin by approximately $70 million or 5%. However, the impact on net income was a decrease of approximately $4 million, as SG&A and R&D costs increased by approximately $58 million and other, net, interest expense and taxes also increased.

2003 Compared to 2002

Revenues
      Consolidated revenues for 2003 totaled approximately $10.7 billion as compared to approximately $9.9 billion in 2002. Adjusted for currency variations (approximately $810 million) and 2002 acquisitions (approximately $60 million), consolidated revenues were down slightly compared to 2002 despite a strengthening equipment market as we continued efforts to reduce dealer inventory levels. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $10.1 billion in 2003 as compared to approximately $9.3 billion in 2002. Adjusted for the impact of variations in foreign exchange rates and acquisitions, net sales of equipment were down slightly from 2002 levels.

Net Sales of Equipment
      Net sales of our Equipment Operations for the years ended December 31, 2003 and 2002 by geographic area were as follows:

	2003	2002

	(in millions)
Net sales
North America	$4,206	$4,140
Western Europe	3,739	3,317
Latin America	712	638
Rest of World	1,412	1,236

Total net sales	$10,069	$9,331

      Net sales of equipment were up 8% in 2003, $800 million of which was due to currency variations and approximately $60 million which was related to the impact of 2002 acquisitions. The increase in sales was primarily the result of increases in sales of agricultural equipment.

Agricultural Equipment

	2003	2002

	(in millions)
Net sales
North America	$2,893	$2,803
Western Europe	2,543	2,141
Latin America	579	486
Rest of World	1,110	975

Total net sales	$7,125	$6,405

      Net sales of agricultural equipment in 2003 were approximately 11% higher than in 2002. Approximately 8% of this increase resulted from the effects of currency variations, as the euro and the Australian dollar were approximately 20% stronger in 2003 than in 2002, the Canadian dollar was approximately 12% stronger, the British pound about 9% stronger while the yen was about 7% stronger. Additional revenue from new products launched during the year and higher pricing, especially in Brazil, contributed approximately $250 million, while declining volume and mix was a partial offset.
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
      In North America, net sales of agricultural equipment increased by about 3% in 2003 compared with 2002, reflecting increases related to currency variations of approximately 2% and all other increases of about 1%. Wholesale unit sales of tractors and combines increased by almost 1%. Total market demand for agricultural tractors in North America increased by about 7%. Demand for under 40-horsepower tractors increased by 28%. Industry demand for mid-sized (40- to 100-horsepower) tractors increased by about 10%; demand for large two wheel drive tractors over 100-horsepower increased by approximately 3% while demand for four wheel drive articulated tractors increased by 19%. Combine market demand declined by about 3%. Our market penetration declined by about two percentage points principally related to under 40-horsepower tractors, while our combine market penetration increased by more than five percentage points.
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
      In markets throughout the Rest of World, net sales of agricultural equipment in 2003 increased by approximately 14% compared to 2002. Variations in exchange rates, in particular the 20% strengthening of the Australian dollar, accounted for about 11% of the increase. Wholesale unit sales of tractors and combines in 2003 were lower than in 2002. Stronger parts sales and improved product mix accounted for the balance of the increase.

Construction Equipment

	2003	2002

	(in millions)
Net sales
North America	$1,313	$1,337
Western Europe	1,196	1,176
Latin America	133	152
Rest of World	302	261

Total net sales	$2,944	$2,926

      Net sales of construction equipment increased by approximately 1% in 2003 compared with 2002. Excluding acquisitions, net sales decreased by approximately 1%. This increase was more than accounted for by the effects of currency variations, as the euro and the Australian dollar were approximately 20% stronger in 2003 than in 2002, the Canadian dollar was approximately 12% stronger, the British pound about 9% stronger and the yen was about 7% stronger. Pricing was slightly positive, but wholesale unit volumes declined as we under-produced retail demand by 7% to reduce company and dealer inventories. At year-end total company and dealer inventories had declined by slightly more than one-half of one month’s supply, on a forward months supply basis.
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
      In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment increased by 16% in 2003 compared with 2002. Approximately 13% of the increase is due to variations in exchange rates. Our wholesale unit sales increased by approximately 7% and production was in line with retail sales.

Finance and Interest Income
      Consolidated finance and interest income decreased from $609 million in 2002 to $597 million in 2003 largely due to the decrease in Financial Services’ revenues. Revenues for Financial Services totaled $621 million in 2003, a decrease of $20 million from the $641 million reported in 2002. The decrease in revenues was primarily caused by lower average receivable balances resulting from the successful completion of asset-backed securitization transactions, lower yields on certain on-book portfolios due to reduced market interest rates and lower operating lease revenues.

Costs and Expenses
      Costs of goods sold increased by $688 million to $8,590 million in 2003, but as a percentage of net sales of equipment increased from 84.7% in 2002 to 85.3% in 2003. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, was 14.7% in 2003 as compared to 15.3% in 2002. This decrease in gross margin percentage reflected an increase in the gross margin of construction equipment from 11.5% in 2002 to 12.5% in 2003, which was more than offset by a decline in the gross margin of agricultural equipment from 17.1% in 2002 to 15.6% in 2003. In total, the gross margin increase, expressed in dollars, was more than accounted for by favorable changes in the exchange rates, increased pricing, our profit improvement actions and margin increases from new products. Partial offsets were adverse volume and mix, production, labor and other inefficiencies caused by the launch of new products, labor economics and increased pension and postretirement benefit costs.
      In 2003, consolidated SG&A expenses decreased by $52 million to $1,042 million from $1,094 million in the prior year, as those expenses decreased in both Equipment Operations and Financial Services. In Equipment Operations, SG&A expenses decreased by $45 million to $839 million in 2003 from $884 million in 2002, or expressed as a percentage of net sales of equipment, a decrease from 9.5% in 2002 to 8.3% in 2003. The decrease in SG&A expenses in Equipment Operations was driven primarily by the reduction during the year in total salaried headcount by almost 1,000 persons, from approximately 11,250 at the end of 2002 to approximately 10,250 at the end of 2003. Approximately 900 of the reductions in salaried personnel were at Equipment Operations. The remaining 100 reductions occurred at Financial Services. These reductions were part of the plan to achieve an additional $650 million of profit improvements and additional margins from new products by 2006. Savings resulting from these actions were partially offset by higher employee pension and postretirement benefit costs, by the impacts of inflation and the $70 million impact of the strengthening euro, British pound and Australian dollar on overseas SG&A expenses.
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
      Although we believe that the cessation of originations in these non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions if there is a further, unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these non-core portfolios relative to our managed loan portfolios and certain performance-related data as of December 31, 2003, 2002 and 2001:

	2003	2002	2001

	(in millions)
Non-core portfolio	$330	$570	$939

Percentage of total portfolio	3%	5%	10%

Delinquency percentage(1)	29%	28%	25%

Annual loss percentage(2)	15%	9%	6%

Loss provision provided	$68	$63	$110

(1)	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

(2)	Calculated as the ratio of the annual loss to the average portfolio for the year.
      By comparison, delinquency percentages for our North American core portfolio were 2.9% and 3.9% for 2003 and 2002, respectively, and annual loss percentages for the North American core portfolio increased to 1.0% at December 31, 2003 from 0.8% at December 31, 2002.

      Ongoing R&D expenses decreased by $24 million from $283 million in 2002 to $259 million in 2003. Expressed as a percentage of net sales of equipment, R&D expenses decreased to 2.6% in 2003 compared with 3.0% in 2002. These reductions were part of the plan to achieve an additional $650 million of profit improvements and additional margins from new products by 2006. Savings resulting from these actions were partially offset by increased pension and postretirement benefit costs and by the impacts of inflation and the strengthening euro, British pound and Australian dollar on overseas R&D expenses.
      Our consolidated worldwide employment level has declined by approximately 1,700 persons from approximately 28,500 at the end of 2002 to approximately 26,800 at the end of 2003. As indicated above, year-end 2003 salaried headcount declined from approximately 11,250 at year-end 2002 to approximately 10,250 at year-end 2003.
      During 2003, we recorded $271 million in restructuring costs, including $268 million in Equipment Operations and $3 million in Financial Services. These restructuring costs primarily relate to severance, benefit plan curtailments and other costs incurred due to headcount reductions and facility closings. See “Note 12: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.
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
      Interest expense — Fiat affiliates in Equipment Operations decreased to $85 million in 2003 from $198 million in 2002 primarily as a result of the Series A Preferred Stock exchange for debt. Interest expense — other increased from $192 million to $236 million, primarily as a result of the 9 1/4% Senior Notes transactions described above. The decrease in Financial Services’ interest expense — other, of $22 million to $182 million was mainly due to lower average funding costs and to lower average borrowing levels supporting the approximately $400 million lower average balances of on-book retail and wholesale receivables and operating leases. During 2003 Financial Services repaid approximately $800 million of borrowings from Equipment Operations primarily due to the runoff of the old non-core portfolio assets and operating leases.
      Financial Services provides floor plan financing to our Equipment Operations dealers, primarily in North America, to support wholesale net sales of equipment to those dealers. During 2003 and 2002, Equipment Operations incurred approximately $79 million and $76 million, respectively, of interest compensation to Financial Services for the cost of providing interest free floor plan financing to our Equipment Operations dealers.
      Other, net increased to $241 million in 2003 from $182 million in 2002. The increase in other expenses was primarily attributable to higher pension and postretirement benefit costs for retired, inactive employees, lower gains on the sale of fixed assets, higher product liability accruals and higher franchise taxes.

Tax Rates — Consolidated
      Our effective tax rate was approximately 22% in 2003. Our effective tax rate was 11% in 2002. Excluding the impact of the cumulative effect of a change in accounting principle recognized in 2002, our effective tax rate, was approximately 13%. For an analysis of the principal factors affecting our effective tax rate, see “Note 11: Income Taxes” of our consolidated financial statements.

Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates
      During 2003, total equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $19 million, the same as 2002. Financial Services’ equity in income of unconsolidated subsidiaries increased $2 million during 2003 due primarily to 2003 reflecting a full year of results from our joint venture with BPLG in Europe which was formed in mid-2002. Equity in income from our unconsolidated Equipment Operations activities decreased from a profit of $15 million in 2002 to a profit of $13 million in 2003. Profits declined as improved results in Japan and Pakistan did not offset deteriorations in Turkey and Mexico.

Net Income
      For the year ending December 31, 2003, our consolidated net loss, after pre-tax restructuring charges of $271 million, was $157 million. This compares to a 2002 consolidated net loss, after pre-tax restructuring charges of $51 million and a $325 million after tax charge for the cumulative effect of a change in accounting principle of $426 million. On a diluted basis, losses per share were $1.19 and $4.40 per share in 2003 and 2002, respectively, based on diluted weighted average shares outstanding of 132 million and 97 million, respectively.
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
      The impact of currency translation on the results of Financial Services’ operations is minimal, reflecting the geographic concentration of such operations within the United States. For Equipment Operations, the impact of currency translation on net sales generally is largely offset by the translation impact on costs and expenses.
      During 2003, most of the currencies of our major operations, as compared with the U.S. dollar, strengthened. Specifically the euro (20%), the Australian dollar (20%), the British pound (9%) and the Canadian dollar (12%) all strengthened when compared to the U.S. dollar while the Brazilian real (5%) weakened. The impact of these movements increased net sales by approximately $800 million or 8.6% and increased the absolute gross margin by approximately $95 million or 6.6%. However, the impact on net income was a decrease of approximately $10 million, as SG&A and R&D costs increased by approximately $83 million and other income/expense net, interest expense and taxes also increased.
Application of Critical Accounting Estimates
      The preparation of our financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the Audit Committee of our Board of Directors. We believe that our most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are summarized below. Our other accounting policies are described in the notes to the consolidated financial statements.

Allowance for Doubtful Accounts
      Our wholesale and retail notes receivables have a significant concentration of credit risk in the agricultural and construction equipment industry and are subject to potential credit losses. We have reserved for the expected credit losses based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs and collections. We believe that our reserves are adequate; however, if the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.
      The total allowance for credit losses at December 31, 2004, 2003 and 2002 were $211 million, $190 million and $229 million, respectively. The decrease in the allowance for credit losses in 2003 was primarily due to the write off of a wholesale loan portfolio in Latin America (Argentina and Chile) ($41 million) which was fully reserved. The total allowances for credit losses increased in 2004 primarily due to increases in the Latin American and credit card portfolios, typically requiring higher loss coverage and growth in the North American wholesale serviced portfolio.
      The assumptions used in evaluating our exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Holding other estimates constant, a 10 basis point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $5 million to the allowance for credit losses at December 31, 2004.

Equipment on Operating Lease Residual Values
      Our Financial Services’ segment purchases equipment that it then leases to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. Financial Services’ decision on whether or not to offer lease financing to customers is based upon, in part, estimated residual values of the leased equipment, which are calculated at the lease inception date. Realization of the residual values, a major component in determining the ultimate profitability of a lease transaction, is dependent on Financial Services’ future ability to market the equipment under the then prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.
      Total operating lease residual values at December 31, 2004, 2003 and 2002 were $170 million, $293 million and $396 million, respectively.
      Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5% from our present estimates, the total impact would be to increase our depreciation on equipment on operating leases by approximately $9 million per year. This amount would be charged to depreciation during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

Off-Balance Sheet Financing
      In connection with our securitization of retail receivables, we retain interest-only strips and other interests in the securitized receivables. Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. Our retained interests are subordinate to the investors’ interests. Gain or loss on sale of receivables depends in part on the fair value of the retained interests at the date of transfer. Additionally, retained interests after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. We estimate fair value based on the present value of future expected cash flows using our estimate of key assumptions — credit losses, prepayment spreads, and discount rates commensurate with the risks involved. While we use our best estimates, there can be significant differences between those estimates and actual results.
      The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2004 are as follows:

	Weighted Average	10%	20%
	Assumptions	Change	Change

		(in millions)
Constant prepayment rate	16.56%	$1.9	$3.5
Annual credit loss rate	0.69%	$2.4	$4.9
Discount rate	9.37%	$4.0	$6.9
Remaining maturity in months	17
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

Sales Allowances
      We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is reserved for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the dealer. The amounts of incentives to be paid are estimated based upon historical data, future market demand for our products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to increase customer incentives possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.
      The sales incentive accruals at December 31, 2004, 2003 and 2002 were $407 million, $371 million and $333 million, respectively. The total allowance accruals recorded at the end of December 31, 2004 increased compared to the end of 2003 and 2002 primarily due to the increase in net sales.
      The estimation of the sales allowance accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales allowance costs to net sales from dealers. Over the last three years, this percent has varied by approximately plus or minus 0.25 percentage points, compared to the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if this experience were to increase or decrease 0.25 percentage points, the sales allowances for the year ended December 31, 2004 would increase or decrease by approximately $35 million.

Recoverability of Long-lived Assets
      Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. We evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.
      Our estimates of undiscounted cash flow related to recoverability of assets other than goodwill and intangible assets with indefinite lives may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of our profit improvement initiatives. Goodwill and indefinite-lived intangible assets are tested for impairment annually, and they will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. We perform our annual impairment review during the fourth quarter of each year. Impairment testing for goodwill is done at a reporting unit level. We have identified three reporting units: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, we have relied on two valuation models: guideline company method and discounted cash flow.

Realization of Deferred Tax Assets
      We have deferred tax assets of $2.9 billion and a valuation allowance against these assets of $1 billion as of December 31, 2004. Of this amount, $1.5 billion of the deferred tax assets and a corresponding valuation allowance of $844 million relate to tax loss carryforwards.
      We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In completing this determination, we generally evaluate, by taxing jurisdiction, recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carryforwards expire as well as the impact of our profit improvement initiatives on future earnings. Our expectations of future profitability were based on assumptions regarding our market share, the profitability of new model introductions and the benefits from our capital and operating restructuring actions.
      Reference is made to “Note 11: Income Taxes” of our consolidated financial statements for further information on our accounting practices related to the realizability of deferred tax assets.

Warranty Costs
      At the time a sale of a piece of equipment to a dealer is recognized, we record the estimated future warranty costs for the product. We generally determine our total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. Our warranty obligation is affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required.
      The product warranty accruals at December 31, 2004 , 2003 and 2002 were $174 million, $159 million and $138 million, respectively. The increase in 2004 and 2003 was primarily due to the substantial redesign and relaunch of our product lines and the increases in net sales.
      Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last three years, this percentage has varied by approximately 0.1 percentage points, compared to the average warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.1 percentage points, the warranty expense for the year ended December 31, 2004 would increase or decrease by approximately $12 million.
      Reference is made to “Note 15: Commitments and Contingencies” of our consolidated financial statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Benefits
      As more fully described in “Note 13: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements, we sponsor pension and other retirement plans in various countries. In the U.S. and the U.K., we have major defined benefit pension plans that are separately funded. Our pension plans in Germany and certain other countries, however, are not funded. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors, which attempt to anticipate future events. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated financial statements. We recognize net gain or loss as a component of our pension expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
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
      Additionally, we have experienced a continuing high level of other postretirement employee benefit costs, principally related to healthcare, during 2004. Consequently, we will maintain the 2004 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2005 despite earlier expectations that this rate would decrease.
      The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on 2004 pension and other postretirement benefit costs and obligations:

	2004 Benefit Cost		Year End Benefit Obligation
	(income)/expense		increase/(decrease)

	One Percentage-	One Percentage-	One Percentage-	One Percentage-
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(in millions)
Pension benefits — U.S.:
Assumed discount rate	$(7.9)	$8.3	$(108.0)	$123.8
Expected long-term rate of return on plan assets	(6.6)	6.6	N/A	N/A
Pension benefits — International:
Assumed discount rate	(13.1)	13.3	(239.1)	297.2
Expected rate of compensation increase	8.5	(6.5)	56.4	(50.6)
Expected long-term rate of return on plan assets	(8.8)	8.8	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(13.0)	15.9	(158.6)	193.1
Assumed health care cost trend rate (initial and ultimate)	25.7	(21.1)	177.7	(148.1)
      We determine our pension benefit expense at the beginning of the calendar year based on assumptions which include a weighted average expected rate of return on plan assets. The expected rate of return in the U.S. is based on long-term actual portfolio results. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. We utilize a ten year return history in our evaluation, consistent with guidance which refers to the expected rate as the long-term rate of return on plan assets.
      The expected rate of return on plan assets set for 2004 and 2003 was 8.75% for U.S. plans. The expected rate of return on plan assets set for 2004 and 2003 was between 6.00% and 7.25% for non-U.S. plans (primarily in the U.K. and Canada).

      The actual return on plan assets in 2004 was 11.5% for U.S. plan assets and 8.9% for U. K. plan assets. For 2005, we lowered the expected rate of return to 8.25% on plan assets for U.S. plans to coincide with our current portfolio mix.
New Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”) which is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 requires abnormal amounts of facility expense, freight, handling costs and spoilage be recognized as current period charges. Adoption of this statement is not expected to have a material impact on our financial position and results of operation.
      In December 2004, the FASB issued SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. We have not yet determined the impact of adopting this statement.
      On October 13, 2004, the EITF ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share” (“Issue No. 04-8”) which changes the timing of when we must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the fourth quarter of 2004, under the provisions of Issue No. 04-8, we were required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented.
      Subsequent to the issuance of FASB Statement No. 128, “Earnings Per Share” (“SFAS No. 128”), the FASB staff issued Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” (“Topic D-95”) to address the effect of participating convertible securities on the computation of basic EPS. Topic D-95 clarifies that participating securities that are convertible into common shares be included in the computation of basic EPS if the effect is dilutive. Topic D-95 states that the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two class method) is an accounting policy decision; however, the dilutive effect on basic EPS cannot be less than that which would result from the application of the two-class method that would be required if the same security were not convertible. EITF Issue No. 03-6, “Participating Securities and the Two Class Method under FASB Statement No. 128” (“EITF No. 03-6”) provides the EITF’s consensus on various issues related to these topics. EITF No. 03-6 will have an impact on basic earnings per share beginning in 2005, when the Series A Preferred Stock becomes participating.
      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”
      The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” that allowed sponsors to elect to defer recognition of the effects of the Medicare Act. In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides guidance on accounting for the effects of the Medicare Act for employers that sponsor postretirement heath care plans that provide prescription drug benefits.

      Based on the provisions of FSP No. 106-2 and the Medicare Act, we have re-measured our related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service of approximately $70 million. We have elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2004 net periodic postretirement benefit costs of approximately $10 million. We have not incurred a reduction in current gross benefit payments and expect to receive subsidy payments beginning in 2006.

B. Liquidity and Capital Resources.
      The discussion of liquidity and capital resources focuses on our consolidated balance sheets, consolidated statements of cash flows and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated by operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2005.
      Beginning in 2002, we have taken actions to recapitalize our consolidated balance sheet, reducing our Net Debt to Net Capitalization ratio of Equipment Operations (as defined below) from 73% at December 31, 2001 to 20% at December 31, 2004.
      On June 11 2002, we sold 10 million common shares to the public. The proceeds were used to repay a portion of our outstanding debt and for other general corporate purposes. Concurrently with the offering of common shares, Fiat and one of its subsidiaries contributed $1.3 billion principal amount of our debt to us in exchange for 65 million of our common shares. On April 7 and 8, 2003, we issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. On August 1 and September 16, 2003, Case New Holland issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. On May 18, 2004, Case New Holland issued a total of $500 million of 6% Senior Notes due 2009, which are also fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries.

Consolidated Debt
      As of December 31, 2004 and 2003, our consolidated debt was $7.0 billion as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services

	2004	2003	2004	2003	2004	2003

	(in millions)
Long-term debt excluding current maturities	$4,020	$4,043	$2,827	$3,105	$1,893	$1,638
Current maturities of long-term debt	886	843	257	88	629	755
Short-term debt	2,057	2,110	1,088	1,522	1,407	900

Total debt	$6,963	$6,996	$4,172	$4,715	$3,929	$3,293

      As of December 31, 2004, we had a combined $2.1 billion of cash and cash equivalents and Deposits with Fiat available, an increase of $138 million as compared to $1.9 billion as of December 31, 2003.
      We believe that Net Debt, defined as total debt less intersegment notes receivable, Deposits with Fiat and cash and cash equivalents (“Net Debt”), is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity. Net Debt and Net

Capitalization are non-GAAP measures. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
      Consolidated Net Debt was $4.9 billion as of December 31, 2004, compared to $5.1 billion a year earlier. The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2004 and 2003 is shown below:

	Consolidated		Equipment Operations		Financial Services

	2004	2003	2004	2003	2004	2003

	(in millions, except percentages)
Total debt	$6,963	$6,996	$4,172	$4,715	$3,929	$3,293
Less:
Cash and cash equivalents	931	619	637	486	294	133
Deposits with Fiat	1,151	1,325	1,136	1,315	15	10
Intersegment notes receivables	—	—	1,114	1,012	24	—

Net debt	4,881	5,052	1,285	1,902	3,596	3,150
Total shareholders’ equity	5,029	4,874	5,029	4,874	1,419	1,241

Net capitalization	$9,910	$9,926	$6,314	$6,776	$5,015	$4,391

Net debt to net capitalization	49%	51%	20%	28%	72%	72%

      The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services

	2004	2003	2004	2003	2004	2003

	(in millions, except percentages)
Total debt	$6,963	$6,996	$4,172	$4,715	$3,929	$3,293
Total shareholders’ equity	5,029	4,874	5,029	4,874	1,419	1,241

Total capitalization	$11,992	$11,870	$9,201	$9,589	$5,348	$4,534

Total debt to total capitalization	58%	59%	45%	49%	73%	73%

      The reduction of Consolidated Net Debt by $171 million reflects the $617 million decrease of Net Debt for Equipment Operations, partially offset by the $446 million increase of Net Debt for Financial Services.
      Equipment Operations Net Debt was $1.3 billion at December 31, 2004, compared to $1.9 billion for the prior year. The decline primarily reflects positive cash flow from operations, including the reduction of working capital driven primarily by the new European wholesale securitization program, activated in September 2004, and the early settlement of a European long-term receivable in December 2004, for $466 million and $190 million, respectively. Proceeds from the issuance of $500 million of 6% Senior Notes in May 2004 were used to repay debt, with no impact on the total Debt and Net Debt calculation at year end.
      Financial Services’ Net Debt was $3.6 billion at December 31, 2004, compared to $3.2 billion as of December 31, 2003. The increase in Net Debt primarily reflects funding of the expansion of the Financial Services’ retail portfolio in Brazil, on-book treatment for the Australian retail ABS transaction completed in November 2004, and the increase in retail receivables in North America at year-end.
Cash Flows

Reclassification of cash flows related to retail receivables and change in accounting policy for Deposits with Fiat
      Reclassification of cash flows related to retail receivables: For our December 31, 2004 financial statements, we made certain reclassifications of items in our consolidated balance sheets and cash flow statements which we believe improve the presentation of the items that were reclassified. The accompanying 2003 balances and 2003 and 2002 cash flows have been reclassified to conform to the 2004 classification.
      During 2004, the staff of the SEC expressed their views regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of these public comments, management decided to make reclassifications to the consolidated statements of cash flows with respect to certain of its receivables. Previously, we recognized activity related to all receivables as part of the cash flows from operating activities within the consolidated statements of cash flows, including cash flows arising from the origination of retail receivables, the securitization of retail receivables, and cash collections related to certificated retained interests.
      We made a reclassification to move the activity related to the investment in retail receivables from the operating activity section to the investing activity section of the consolidated statements of cash flows. The disclosures added to the investing activity section include addition of retail receivables, proceeds from the sale of retail receivables, collection of retail receivables and collection of retained interests from the securitization of retail receivables. The reclassification classifies cash receipts from the sale of inventory as operating activities and classifies cash flows from investing in retail receivables as investing activities.
      Change in accounting policy for Deposits with Fiat: In connection with the aforementioned reclassification, we reviewed our presentation of cash flow and our cash and cash equivalent balances on our balance sheet. As a result of this review, it was determined that we would change our accounting policy defining cash equivalents and correspondingly reclassify our balance sheet and cash flow presentation. The new policy classifies “Cash with Fiat Affiliates,” which was previously included in cash equivalents, as “Deposits in Fiat affiliates cash management pools” and reflects cash flows arising from deposits in and withdrawals from such cash pools as cash flows from investing activities. Although none of the agreements or conditions governing these deposits has materially changed since the inception of the cash management arrangements, after consultation with our independent registered public accounting firm, we have decided to change our presentation of such deposits to show them as a separate investment and not as a component of cash equivalents. We continue to have the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice, and we continue to access funds deposited in these accounts on a daily basis. We also still continue to reflect these deposits as liquid assets generated by our daily treasury activities that we consider in calculating our net debt position.
      The $312 million increase in consolidated cash and cash equivalents, during the year ended December 31, 2004, is the result of our positive cash flow from operating activities, more than offsetting the use of cash in our investing and financing activities. Cash and cash equivalents at Equipment Operations increased by $151 million, while cash and cash equivalents at Financial Services increased by $161 million.

Cash Flows from Operating Activities

	For the Years Ended
	December 31,

	2004	2003	2002

	(in millions)
Equipment Operations	$879	$66	$485
Financial Services	200	752	495
Eliminations	(109)	(22)	(3)

Consolidated	$970	$796	$977

      In 2004, consolidated cash flows from operating activities were $970 million compared to $796 million in 2003, with Equipment Operations generating $879 million and Financial Services generating $200 million in 2004.
      The increase in year–over-year cash flows from operating activities for Equipment Operations is due to the $282 million improvement in net income, from $157 million net loss in 2003 to $125 million net income in

2004. In addition, the reduction of working capital driven in 2004 by the new European wholesale securitization program, activated in September 2004, and the early settlement of a European long-term receivable, contributed $466 million and $190 million to cash flow, respectively, in 2004.
      The reduction in cash flow generation from operating activities for Financial Services is attributable primarily to wholesale and other notes receivables ($199 million reduction in 2004, compared to a reduction of $619 million in 2003), which is impacted by the effect of on-book treatment of the November 2004 retail ABS transaction in Australia and the higher level of on-book retail receivables for our U.S. activities due to the timing of ABS transactions in that market in 2004 compared to 2003. In addition, other assets increased by approximately $250 million, reflecting primarily the $225 million investment in the retained interest in the European wholesale securitization program referenced above.

Cash Flows from Investing Activities

	For the Years Ended December
	31,

	2004	2003	2002

	(in millions)
Equipment Operations	$22	$(1,136)	$(666)
Financial Services	(503)	102	(65)
Eliminations	85	54	72

Consolidated	$(396)	$(980)	$(659)

      Consolidated cash used by investing activities was $396 million in 2004 compared to $980 million in 2003. These figures, respectively, include $217 million generated by the reduction of Deposits with Fiat in 2004 and include $715 million utilized by the increase of Deposits with Fiat in 2003.
      Cash used by investing activities at Equipment Operations before (deposits in) withdrawals from Fiat affiliates cash management pools was $199 million for the year ended December 31, 2004, compared to $221 million in 2003, primarily due to slightly lower capital expenditures. Capital expenditures were principally related to our initiatives to introduce new products, enhance manufacturing efficiency, further integrate our operations and expand environmental and safety programs.
      Cash flows from investing activities at Financial Services before (deposits in) withdrawals from Fiat affiliates cash management pools represented a use of $499 million for the year ended December 31, 2004, compared to a use of $98 million for the year ended December 31, 2003. Investments in retail receivables were approximately $5.2 billion in 2004, up approximately $720 million from 2003. Partially offsetting this increased investment was an increase in collections of receivables, retained interests in securitizations and proceeds from sales of receivables totaling approximately $343 million, compared with 2003.

Cash Flows from Financing Activities

	For the Years Ended
	December 31,

	2004	2003	2002

	(in millions)
Equipment Operations	$(754)	$1,403	$87
Financial Services	453	(833)	(593)
Eliminations	24	(32)	(70)

Consolidated	$(277)	$538	$(576)

      Consolidated cash used by financing activities was $277 million in 2004, compared with $538 million of cash provided from financing activities in 2003.

      Our Equipment Operations used $754 million of cash in financing activities in 2004. Proceeds from the issuance of $502 million in new long-term debt, representing principally the 6% Senior Notes, plus cash generated by operating activities, were utilized to repay (at maturity or in advance) $620 million in long-term debt and an additional $530 million of short-term debt. Furthermore, Equipment Operations funded an increase of $72 million of intersegment notes and the payment of $33 million of dividends to common shareholders. No dividend was due or paid to the holders of our Series A Preferred Stock.
      The 6% Senior Notes and the 9 1/4% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting our ability to incur secured debt or structurally senior debt.
      Cash provided by financing activities in 2003 was principally the result of the issuance, on August 1 and September 16, of a total $1.05 billion of 9 1/4% Senior Notes due 2011, and the proceeds from the repayment, by Financial Services, of $484 million of intersegment notes. Dividends paid to common shareholders in 2003 were $33 million.
      On April 7 and 8, 2003 we completed a non-cash financing transaction by issuing 8 million shares of Series A Preferred Stock in exchange for $2 billion in Equipment Operations indebtedness owed to Fiat Group companies, of which approximately $1.2 billion was debt maturing in 2003. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of CNH’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.
      Financial Services provided $453 million of cash from financing activities in 2004, compared to a use of $833 million in 2003. In 2004, Financial Services increased its debt by $477 million, including $387 million in short-term revolving debt to third parties (primarily reflecting increased use of U.S. retail financing conduit facilities) and $72 million in intersegment notes. In 2003, Financial Services repaid $865 million in debt (including $329 million in short-term debt) and $484 million in intersegment notes. In 2004, Financial Services paid dividends and returned capital (net of capital contributions from Equipment Operations) to Equipment Operations totaling $24 million, compared to $22 million in 2003.
Credit Ratings
      At December 31, 2004 and as of the date of this report, our long-term unsecured debt was rated BB- by S&P and Ba3 by Moody’s, with negative outlook. In addition, our long-term unsecured debt was rated BB (high) by Dominion Bond Ratings Service. Fiat’s long-term unsecured debt was rated on par with ours, by both Moody’s and S&P.

      On August 9, 2004 S&P reaffirmed its BB- rating on CNH but revised its outlook to negative from stable, following the same outlook action taken on Fiat, citing concerns regarding the turnaround of Fiat’s automotive business and due to the still close ties between CNH and Fiat.
      In February 2004, Moody’s reaffirmed their Ba3 rating of Fiat’s long-term unsecured debt, with a negative outlook.
      Rating actions on CNH and Fiat during 2003 were as follows:

•	On June 26, 2003, Fiat announced its Relaunch Plan. Following this announcement, S&P announced that it was placing the BB corporate credit ratings of CNH, Case and Fiat’s BB+ corporate credit rating, on credit watch with negative implications.

•	On July 7, 2003, Moody’s downgraded Fiat’s long-term senior unsecured debt ratings to Ba3 from Ba1, with a negative outlook. At the same time, Moody’s assigned Fiat a Ba3 senior implied rating, also with a negative outlook. Also on July 7, 2003, Moody’s lowered the senior debt ratings of Case and Case Credit Corporation to Ba3 from Ba2, with a negative outlook. On July 8, Fitch Ratings downgraded Fiat’s senior unsecured debt rating to BB from BB+, with a negative outlook.

•	On July 11, 2003, S&P lowered its corporate credit ratings on CNH and related entities to BB- from BB, with a stable outlook, and removed them from credit watch. Also on July 11, S&P lowered Fiat’s long-term corporate credit rating to BB- from BB+, with a stable outlook, and removed it from credit watch.
      As we have renewed a number of borrowing facilities since these ratings downgrades, we have found that the terms offered to us have been adversely impacted.
      We cannot assure you that the rating agencies will not further downgrade our or Fiat’s credit ratings. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets, the cost of certain existing asset-backed commercial paper facilities and the cost and terms of any future borrowing and therefore could put us at a competitive disadvantage.
Sources of Funding

Funding Policy
      Our policy is to maintain a high degree of flexibility in our funding and investment activities by using a broad variety of financial instruments to maintain our desired level of liquidity.
      In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets, commercial bank lines, and funding Financial Services with a combination of receivables securitizations and on-book financing. In addition, a significant portion of our financing has historically come from Fiat and Fiat affiliates, but Fiat funding has declined significantly since 2002 as we have sought to diversify our funding sources.
      A summary of our strategy is:

•	To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, we rely primarily on bank facilities, predominantly through uncommitted credit facilities and receivables discounting lines. We also maintain a funding relationship with Fiat through the overdraft facilities granted to us under the cash pooling arrangements operated by Fiat in a number of jurisdictions. We manage our aggregate short-term borrowings so as not to exceed availability under our lines of credit with banks and Fiat.

•	As funding needs of Equipment Operations are determined to be of a longer-term nature, we will access medium-and long-term debt markets, as appropriate, to refinance short-term borrowings and replenish our liquidity. We have relied in the past and may, from time to time, continue to rely on our relationship with Fiat to obtain term funding to complement our access to funding from banks and capital markets.

•	We maintain unutilized committed lines of credit and other liquidity facilities, complemented by available cash and cash equivalents and Deposits with Fiat, to cover our expected funding needs on both a short-term and long-term basis.

•	The most significant source of liquidity for our Financial Services’ business is loan securitizations to finance the receivables we originate, including wholesale receivables purchased from Equipment Operations. We intend to continue to cultivate and expand our recourse to the ABS and ABCP markets worldwide, based on the acceptance of the performance and characteristics of our receivables, the performance of our existing securities and the continuing growth of such markets.

•	We complement our ABS funding strategy for Financial Services with access to bank facilities, both short- and long-term, to the capital markets and to Fiat funding via its cash pooling arrangements. In Brazil, Financial Services continues to utilize financing provided by the Brazilian development agencies to support the growth of the agricultural sector of the economy.

•	Financial Services has relied in the past on intersegment notes from Equipment Operations to offset the unavailability of commercial paper funding in certain jurisdictions following our credit ratings downgrades; however, it is our policy to reduce such dependency over time and pursue direct funding for Financial Services.
      Certain events might impair our ability to successfully execute our funding strategy.
      Our liquidity needs could increase in the event of an extended economic slowdown or recession. Reduced commodity prices and farm cash receipts, decreased governmental support for agriculture and agricultural financing, decreased levels of commercial, residential and major infrastructure construction or other adverse economic conditions, would impair the ability of our dealers and retail end users to meet their payment obligations. Higher industry levels of used equipment may affect resale prices and result in decreased cash flows. In addition, in an economic slowdown or recession, our servicing and litigation costs would increase. Any sustained period of increased delinquencies, losses or costs would have an adverse effect on our liquidity. Further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates, if at all.
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
      Access to funding at competitive rates is key to the growth of the core business of Financial Services and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect the ability of Financial Services to continue to offer attractive financing to our dealers and end-user customers. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect markets, the ability to access the capital markets, the cost of certain existing asset-backed commercial paper facilities and the cost of any future borrowings. A reduction of the financing support provided by the Brazilian government to the agricultural sector could slow the growth of our retail activities in that country.
      On a global level, we will continue to evaluate alternatives to ensure that Financial Services continues to have access to capital on favorable terms in support of their business, including through equity investments by global or regional partners in joint venture or partnership opportunities (similar to our arrangement entered in 2002 with BPLG, which broadened our product offerings throughout Europe), new funding arrangements or a combination of any of the foregoing.

Long-term Debt
      As of December 31, 2004, our consolidated long-term debt was $4.9 billion, including $886 million of current maturities, compared to $4.9 billion and $843 million, respectively, as of the end of the prior year.
      Equipment Operations long-term debt as of December 31, 2004 was $3.1 billion, including $257 million of current maturities, compared to $3.2 billion and $88 million, respectively, as of the end of the prior year. During the year, $502 million in new long-term debt was issued, representing principally the 6% Senior Notes due in 2009 issued in May 2004; together with cash generated by operating activities, proceeds were utilized to repay $620 million in long-term debt maturing in 2004 and early 2005.
      Equipment Operations long-term debt consisted, as of December 31, 2004, of approximately $2.0 billion in bonds and medium-term notes, $830 million of affiliated notes with Fiat and $194 million of medium-term loans with third parties. The remaining $62 million related to maturities beyond December 31, 2005 under committed credit lines with a bank affiliate of Fiat.
      Financial Services’ long-term debt, as of December 31, 2004, was $2.5 billion, including $629 million of current maturities, compared to $2.4 billion and $755 million, respectively, as of the end of the prior year. New issuance of long-term debt primarily reflected debt raised under government financing programs to fund the expansion of the Financial Services’ retail portfolio in Brazil, and the $364 million of November 2004 retail ABS transaction in Australia, which was treated on-book. In October and December 2004, Financial Services repaid the $500 million three-year credit line originally contracted in 1996 and renewed in 2001.
      As of December 31, 2004, Financial Services’ long-term debt consisted primarily of $1.0 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, amortizing over the life of the assets, $700 million of intersegment notes payable in July 2006, $381 million of other long-term borrowings from third parties, $219 million of affiliated notes with Fiat and $124 million in bonds maturing in 2007.

Commercial Paper and Certificates of Deposit
      Given our current credit ratings, we have not accessed the U.S. and Canadian commercial paper markets since 2000, and all such programs have been terminated. However, Banco CNH, the Financial Services’ subsidiary of CNH operating in Brazil under a bank charter, has, during 2004, initiated issuance of certificates of deposit in the local market, and has $50 million outstanding as of December 31, 2004. Banco CNH has obtained local credit ratings by Fitch Ratings of A+ for its long-term obligations and F-1 for its short-term obligations.

Credit and Liquidity Facilities
      As of December 31, 2004, we had approximately $4.1 billion available under our $7.0 billion total lines of credit, including the asset-backed liquidity facilities described further below. Approximately $1.7 billion drawn under such lines were classified as long-term, while $1.2 billion was classified as short-term debt. Our ability to incur additional debt may be limited by certain covenants in the 9 1/4% Senior Notes and the 6% Senior Notes as discussed above.

      The following table summarizes our credit facilities at December 31, 2004:

			Drawn

			Equipment	Financial
	Maturity	Amount	Operations	Services	Total	Available		Guarantor

	(in millions)
Committed lines:
Revolving syndicated backup credit facility	2005	$1,800	$—	$—	$—	$1,800		Fiat
Backup credit facilities with third parties shared with some Fiat subsidiaries	2005	125	—	—	—	125		Fiat
Other backup facilities with third parties	2005	100	—	—	—	100		Fiat
Other committed lines guaranteed by Fiat	various	162	62	109	171	(9	)(1)	Fiat
Other committed lines (Financial Services, Brazil)	various	1,086	—	1,000	1,000	86		Fiat
Revolving credit facility with Fiat affiliate	2005	1,000	248	193	441	559		Fiat
Other committed lines		298	188	—	188	110

Total committed lines		4,571	498	1,302	1,800	2,771
Uncommitted lines		692	537	102	639	53
Asset-backed programs	various	1,699	—	448	448	1,251

Total credit facilities		$6,962	$1,035	$1,852	$2,887	$4,075

Drawn short-term debt			$973	$754	$1,727

Drawn long-term debt			$62	$1,098	$1,160

Total credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$4,273	$310	$1,302	$1,612	$2,661

BCI debt guaranteed by Fiat			$169		$169

(1)	Includes translation to USD of draw-downs in other currencies. The draw-downs are within the limits when stated in the contractual currency.

Committed Lines of Credit
      As of December 31, 2004, we had $2.8 billion available under our $4.6 billion total committed lines of credit. The majority of such lines are supported by a guarantee from Fiat.
      The $1.8 billion syndicated credit facility represents the amount allocated to us under a $2 billion Fiat syndicated facility maturing in July 2005. This facility is available to us and certain Financial Services’ subsidiaries. Its original purpose was as a backup to our commercial paper programs in the U.S. The $1.8 billion facility now provides backup liquidity to our drawings under uncommitted credit lines. An additional $225 million of unutilized credit facilities are available to us for the same purpose, in certain cases under Fiat umbrella lines which are available to other Fiat affiliates as well.
      Financial Services has certain dedicated committed credit facilities available to them which are mostly utilized. In particular, approximately $1.0 billion was drawn by our Brazilian Financial Services’ subsidiary under long-term facilitated financing arrangements provided by the Banco Nacional de Desenvolvimento Ecomomico e Social, supported by the Brazilian government under agricultural development programs.
      The $1 billion revolving facility with a Fiat affiliate matures on October 1, 2005 and serves as the umbrella under which we borrow from Fiat for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat. We do not expect Fiat to cancel such pooling arrangements, and the corresponding credit facility under which they operate.

Uncommitted Lines of Credit
      Our $692 million of uncommitted lines of credit primarily reflect facilities available to us in Europe and certain other jurisdictions, under which we discount or factor certain wholesale receivables primarily for Equipment Operations business, on a “with recourse” basis.

Asset-Backed Programs
      We also have access to ABCP liquidity facilities through which we may sell retail receivables generated in the United States and Canada. We utilize these facilities to fund the origination of receivables prior to selling such receivables in the term ABS markets. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1.7 billion.
      The following table summarizes our ABCP liquidity facilities at December 31, 2004:

	Program
	Size	Availability

	(in millions)
United States (expiring in January 2005)	$1,200	$904
United States — credit card (expiring in June 2007)	250	120
Canada (expiring in June 2005)	249	227

Total	$1,699	$1,251

      Subsequent to December 31, 2004, we have extended the U.S. facility through January 2006 and established a similar facility in Australia for up to A$350 million.

Cash, Cash Equivalents, Deposits with Fiat and Intersegment Notes Receivable
      Cash and cash equivalents were $931 million as of December 31, 2004, compared to $619 million as of December 31, 2003. The following table shows cash and cash equivalents, together with additional information on Deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt.

			Equipment		Financial
	Consolidated		Operations		Services

	2004	2003	2004	2003	2004	2003

	(in millions)
Cash and cash equivalents	$931	$619	$637	$486	$294	$133

Deposits with Fiat	$1,151	$1,325	$1,136	$1,315	$15	$10

Intersegment notes receivable:
Short-term	$—	$—	$414	$312	$24	$—
Long-term	—	—	700	700	—	—

Total intersegment notes receivables	$—	$—	$1,114	$1,012	$24	$—

      The increase of cash and cash equivalents reflects additional cash deposits with third parties made by Equipment Operations, in particular in the U.S., rather than depositing funds within the Fiat cash pooling system as described below, and cash deposits with third parties made by Financial Services, including the growth of cash reserves held by Banco CNH in Brazil as a result of the growth in its total asset base. Because Banco CNH is a regulated financial institution and because of government restrictions in Brazil, Banco CNH may not be able to pay a dividend or otherwise make a distribution of the cash it holds.
      The amount of Deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to Deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide. As of December 31, 2004, Deposits with Fiat were $1.2 billion, compared with $1.3 billion at the end of the prior year.
      As of December 31, 2004, Equipment Operations held a total of $1.1 billion in intersegment notes receivable from Financial Services’ subsidiaries, of which $700 million is a note maturing in 2006, funded by a matching note owed by Equipment Operations to Fiat. Conversely, Financial Services held $24 million in short-term financial receivables from Equipment Operations (linked to a portion of the European wholesale securitization structure for which Financial Services held junior notes in the securitization trust accounted for on-book). The short-term notes held by Equipment Operations typically represent a form of cash management optimization tool in place in those jurisdictions where the most efficient structure is for Equipment Operations to lend directly to Financial Services, such as Australia.

Debt and Deposits with Fiat
      Our consolidated debt and Deposits with Fiat as of December 31, 2004 and 2003, respectively, can be analyzed as follows:

	Consolidated		Equipment Operations		Financial Services

	2004	2003	2004	2003	2004	2003

	(in millions)
Long-term debt with Fiat excluding current maturities	$1,021	$1,669	$873	$1,363	$148	$306
Current maturities of long-term debt with Fiat	90	62	19	17	71	45
Short-term debt with Fiat	672	698	331	403	341	295

Total debt with Fiat	1,783	2,429	1,223	1,783	560	646
Less Deposits with Fiat	(1,151)	(1,325)	(1,136)	(1,315)	(15)	(10)

Net Debt with Fiat	$632	$1,104	$87	$468	$545	$636

      On December 31, 2004, our outstanding consolidated debt with Fiat and its affiliates was $1.8 billion, or approximately 26% of our consolidated debt, compared to $2.4 billion or approximately 35% as of December 31, 2003. The reduction reflects primarily the issuance in May 2004 of our 6% Senior Notes due 2009 and repayment of certain term loans with Fiat maturing in 2004 and early 2005.
      The total amount of consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2004 included $1.1 billion in long-term debt under several notes maturing through 2006, and $672 million in short-term debt, mainly drawn under a $1 billion revolving credit line granted to us by Fiat and maturing on October 1, 2005. An additional $1.1 billion of consolidated third party debt outstanding under certain facilities was guaranteed by Fiat or a Fiat subsidiary at December 31, 2004. In 2004, we paid guarantee fees to Fiat of between 0.03125% per annum and 0.0625% per annum on the average amount outstanding under these facilities. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us. After that time, Fiat has committed that it will not terminate our access to these financing arrangements and other treasury services (amongst others) without affording us an appropriate time period to develop suitable substitutes.
      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day to central pooling accounts managed by Fiat. Our positive cash balances, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. At December 31, 2004, CNH had approximately $1.2 billion of cash deposited in the cash management pools of the Fiat Group compared with $1.3 billion at the end of the prior year. Of the total amount deposited with Fiat as of December 31, 2004, the principal components included $472 million deposited by our U.S. subsidiaries with a Fiat treasury vehicle in the United States, $418 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, and $187 million deposited by one of our Italian subsidiaries with a vehicle managing cash in Italy. While our debt exposure towards each of these vehicles usually is higher than the amounts deposited with them (with the primary exception of the United States, where our deposits exceeded our indebtedness to the local Fiat treasury vehicle by $325 million as of December 31, 2004), we may not, in the event of a bankruptcy or insolvency of these Fiat entities, be able to offset our debt against our deposit with each vehicle.
      We constantly monitor the levels of cash generated by our subsidiaries worldwide and it is our policy, wherever efficient, to channel cash balances available at our subsidiaries to CNH Global N.V. via inter-company loans and dividend payments; CNH Global N.V. in turn funds subsidiaries via inter-company loans and, where appropriate, capital contributions. This policy has the effect of reducing the amount of draw-downs under our credit facilities from third parties and Fiat, and at the same time reduce cash balances deposited with third parties and with Fiat treasury vehicles.
Securitization
      The following table summarizes the principal amount of our retail and wholesale asset-backed securitization programs in the United States, Canada, Australia and Europe, and receivables discounted without recourse and classified as off-balance sheet at December 31, 2004 and 2003:

	2004	2003

	(in millions)
Wholesale receivables	$2,342	$1,550
Retail and other notes and finance leases	4,475	4,503
Receivables discounted without recourse	108	174

Total	$6,925	$6,227

      The amount above includes wholesale receivables discounted under our securitization program in Europe activated in September 2004. The total above does not include $60 million of Spanish receivables sold into the program and included in our Equipment Operations short-term debt to third parties.

Retail
      We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources while contributing to lower our overall cost of funds. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. This allows the SPE to issue highly-rated securities in a highly liquid and efficient market, thereby providing us with a cost-effective source of funding. Termination of our ABS activities would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources could increase our cost of funds and reduce our profit margins, which could materially adversely affect our results of operations.
      We maintain access to the asset-backed term market in the United States, Canada and Australia. During 2004, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $1.6 billion in retail asset-backed transactions; SPE affiliates of our Canadian Financial Services’ subsidiaries executed C$295 million in retail asset-backed transactions, and SPE affiliates of our Australian Financial Services’ subsidiaries executed A$500 million in retail asset-backed transactions. The securities in each of these transactions are backed by agricultural and construction equipment retail receivables contracts and finance leases originated through our dealerships. Financial Services applied the proceeds from the securitizations to repay outstanding debt.
      Our ABS program is further described in “Note 4: Accounts and Notes Receivable,” of our consolidated financial statements. In the program, retail finance receivables are sold to limited purpose, bankruptcy-remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities and make payments on the securities. At December 31, 2004, $4.5 billion of asset-backed securities issued to investors out of the U.S., Canadian and Australian SPEs were still outstanding with a weighted average remaining maturity of between 16 to 18 months.
      Due to the nature of the assets held by the SPEs and the limited nature of each SPE’s activities, each SPE is classified as a Qualifying Special Purpose Entity (“QSPE”) under SFAS No. 140. In accordance with SFAS No. 140, assets and liabilities of QSPEs are not consolidated in our consolidated balance sheets.

      We agree to service the receivables transferred to the QSPEs for a fee and earn other related ongoing income customary with the programs and in accordance with U.S. GAAP. We also may retain all or a portion of subordinated interests in the QSPEs. These interests are reported as assets in our consolidated balance sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in “Note 4: Accounts and Notes Receivable” of our consolidated financial statements.
      No recourse provisions exist that allow holders of the asset-backed securities issued by the QSPEs to put those securities back to us although we provide customary representations and warranties that could give rise to an obligation to repurchase from the QSPE receivables for which the representations and warranties are not true. Moreover, we do not guarantee any securities issued by the QSPEs. Our exposure related to these QSPEs is limited to the cash deposits held for the benefit of the holders of the asset-backed securities issued by the QSPEs including the retained interests in the QSPEs, which are reported in our consolidated balance sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as Servicer, when the servicing of the sold contracts becomes burdensome.
      We intend to continue our financing activity in the United States, Canadian and Australian asset-backed term markets as long as it continues to provide low rate financing.

Wholesale
      We also sell wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly-owned SPEs, which are consolidated by CNH, but legally isolate the receivables from our creditors. These transactions are utilized as an alternative to the issuance of debt and allow us to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.
      Upon the sale of receivables to a QSPE in a securitization transaction, receivables are removed from the consolidated balance sheet and proceeds are received for the difference between the receivables sold and the retained interests that are required to be retained by us. In the event charge-offs reduce the receivables pool sold, the investors in the facility have recourse against our retained interests in the sold receivables. These retained interests fluctuate with the size of the sold portfolio as they are specified as percentages of the sold receivables. Investors have no recourse to us in excess of these retained interests. We continue to service the sold receivables and receive a fee, which approximates the fair value of the servicing obligation.
      The revolving, wholesale receivables facilities consist of a new master trust facility in both Canada and Australia that were formed in 2004 and an existing master trust facility in the U.S. The new Canadian facility consists of C$162 million term senior and subordinated asset-backed notes with a two year maturity, C$189 million term senior and subordinated asset-backed notes with a three year maturity, and a 364-day C$250 million conduit facility that is renewable annually (July 2005). The new Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (May 2005) at the sole discretion of the purchasers. The U.S. master trust facility consists of $522 million term senior and subordinated asset-backed notes with a two year maturity, $522 million term senior and subordinated asset-backed notes with a three year maturity and a 364-day, $700 million conduit facility that is renewable annually (September 2005) at the sole discretion of the purchasers.
      At December 31, 2004, $1.5 billion, C$405 million and A$90 million were outstanding under these facilities, consisting of $1.9 billion, C$507 million and A$128 million of wholesale receivables sold less our retained undivided interest of $330 million, C$102 million and A$38 million. At December 31, 2003, $1.3 billion was outstanding under the U.S. facility, consisting of $1.6 billion of wholesale receivables sold less our retained undivided interest of $259 million. Under the former Canadian facility at December 31, 2003, C$325 million was outstanding, consisting of C$441 million of wholesale receivables sold less our retained undivided interest of C$116 million. There was no Australian facility at December 31, 2003. The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

      On September 13, 2004, certain of our Equipment Operations subsidiaries in Europe sold, on a non-recourse basis, euro- and British pound-denominated wholesale receivables, directly or indirectly, to an Irish trust, funded by two bank-sponsored conduits and by an Irish Financial Services’ subsidiary of CNH. As of December 31, 2004, the Irish trust held $526 million in wholesale receivables, including $60 million in receivables transferred by a Spanish subsidiary of CNH and is accounted for as a secured financing. A total of $380 million was funded by the two conduits under a €360 million plus £80 million 364-day facility maturing in July 2005, including €37 million disclosed as third party debt for Equipment Operations. We plan to extend this facility during 2005 to include additional CNH subsidiary sellers in Europe. As part of the extension of our wholesale receivable management practices from North America to other regions, we also plan to have certain of our Financial Services’ subsidiaries in Europe purchase wholesale receivables from Equipment Operations subsidiaries and become sellers into the Irish trust.

Other
      In addition to the securitizations described above, a new master note trust was formed in September 2004 to facilitate the sale of U.S. credit card receivables. The U.S. Financial Services’ subsidiaries originates credit card receivables and transfers them without recourse to a bankruptcy remote SPE through which receivables are then transferred to the trust. The maximum amount of funding eligible through the facility is $250 million and is accounted for as a secured financing. The facility is renewable in June 2007.
      Certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. For the year ended December 31, 2004 and 2003, $108 million and $174 million of wholesale receivables remained outstanding under these programs. We record a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.
      In Europe, our joint venture with BPLG held approximately $1.6 billion and approximately $1.2 billion of receivables from our related transactions as of December 31, 2004 and 2003, respectively.
Pension and Other Postretirement Benefits
      The obligations and expenses recognized in our consolidated financial statements for our employee benefit plans are not necessarily indicative of our projected obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and costs. We recognize the accumulated differences in our Consolidated Financial Statements through amortization over future periods when certain conditions are met.
      See “Item 5. Operating and Financial Review and Prospects” for discussions under the headings “Application of Critical Accounting Estimates,” as well as “Note 13: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.
          Pension Benefit Obligations
      Current funding and asset allocation. Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, and cash.
      The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2004 and 2003, our pension plans had an underfunded status of $1.1 billion and $1.0 billion, respectively. Pension plan obligations for plans that we do not currently fund were $443 million and $332 million at December 31, 2004 and 2003, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our pension obligations at December 31,

2004 and 2003 of $224 million and $298 million, respectively, we had underfunded pension obligations of $907 million and $735 million at December 31, 2004 and 2003, respectively, which were unrecognized.
      During 2004, we contributed $208 million to our pension benefit plans. The reduction in the funded status of our pension benefit plans in 2004 is mainly attributable to the total contribution of $208 million in 2004, and the appreciation of the British pound and euro which more than offsets the decrease in discount rates. We realized higher returns on plan assets compared to assumptions used for expected returns on our plan assets. Actual rates of return for U.S. and U.K. plans, our primary plans, were positive at 11.5% and 8.9%, respectively.
      Accounting rules that are applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional minimum pension liability. The initial recognition and subsequent changes in the additional pension minimum liability do not affect our consolidated statements of operations. The favorable developments with plan assets were offset by decreases in discount rate assumptions, resulting in higher benefit obligation valuations. As a result our minimum pension liability increased by $122 million, resulting in a net of tax charge to equity of approximately $64 million.
      Further funding requirements. During 2004, we contributed $155 million to our U.S. defined benefit pension plans and we anticipate that we will make contributions in 2005 of up to $90 million. During 2004, we contributed $53 million to our International defined benefit plans and we anticipate that we will make contributions in 2005 of up to $70 million.
      Future pension expense. We estimate that our total pension benefit expense in 2005 will be approximately $15 million less than our 2004 expense of $97 million.
          Other Postretirement Benefit Obligations
      Current funding and asset allocation. We do not currently fund these obligations nor do we plan to in the near term.
      At December 31, 2004 and 2003, our other postretirement benefit obligations had an underfunded status of $1.6 billion and $1.5 billion, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other postretirement benefit obligations at December 31, 2004 and 2003 of $862 million and $794 million, respectively, we had underfunded other postretirement benefit obligations of $754 million and $700 million at December 31, 2004 and 2003, respectively, which were unrecognized.
      Further funding requirements. We are not required by law or labor agreements to make contributions to our other postretirement benefit plans. We anticipate that cash requirements for other postretirement employee benefit costs will rise somewhat in 2005 to approximately $74 million compared to the 2004 level of $68 million.
      Future postretirement benefit expense. We estimate that our total other postretirement benefit expense in 2005 will be approximately $20 million more than our 2004 expense of $134 million. This is the result of continued higher healthcare cost trend rates, lower discount rates used and the resulting amortization of higher unrecognized net losses in 2005.

C. Research and Development, Patents and Licenses, etc.
      Our research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. We incurred $267 million, $259 million and $283 million of R&D costs in the years ended December 31, 2004, 2003, and 2002, respectively.
      We also benefit from the R&D expenditures of our unconsolidated joint ventures, which are not included in our R&D figures, and from the continuing engineering efforts of our suppliers.

Patents and Trademarks
      Agricultural Equipment — We are promoting the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products. We sell some products under heritage brand names or sub-brand names such as Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler.
      Construction Equipment — For construction equipment under New Holland, we are promoting the New Holland and Kobelco brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and logo.
      Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks.
      We, through New Holland and Case, have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,400 patents, and over 900 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.
      Agricultural equipment market outlook for 2005 — We expect full-year 2005 worldwide industry unit sales to be slightly down from 2004 levels. In North America, total industry unit sales are expected to increase approximately 5%. Overall industry unit sales in Europe are anticipated to be down about 5%. In Latin America, after a very strong 2004, industry unit sales of agricultural equipment should decline by about 25%.
      Construction equipment market outlook for 2005 — We expect full year 2005 worldwide industry unit sales of light construction equipment to be up 5 to 10%, with North American sales up about 10%. Gains of around 5% are anticipated in Western Europe while the Latin American markets for light equipment could be up 10-15%. Industry unit sales in Rest of World markets are estimated to be up 5-10%.
      For heavy construction equipment, we expect the worldwide market to be flat to up 5%, in units, for the full year. Although there are marked differences by geographic region, industry unit sales in North America and Western Europe should be up about 5%, compared to 2004. Industry unit sales for heavy equipment in Rest of World markets should be flat, compared to 2004.
      In January 2005, we began the consolidation of our New Holland construction equipment family brands in Europe and Latin America, into one New Holland brand. We are focusing on two major construction brands globally – Case and New Holland. We expect that, long-term, this consolidation will generate additional incremental revenue, allow us to provide better support to our dealers, strengthen our dealer network, and result in the availability of a greater range of products. In the near term, this action may result in some network and product line adjustments and increasing support costs.
      CNH outlook for 2005 — For the full year 2005, we expect revenue from the sales of equipment to increase by about 5%. Including additional spending for R&D and dealer support, we expect a year-over-year net income improvement of about 15%, excluding restructuring costs and depending upon market conditions and commodity cost evolution. Net of tax, restructuring costs for the full year are expected to be approximately $65 million. Further, we expect to generate approximately $200 million of cash flows during the year, after including our planned $90 million contribution to our U.S. defined benefit pension plans. We expect to use that cash to further reduce our Equipment Operations Net Debt, when compared with year-end 2004 levels.

E. Off-Balance Sheet Arrangements.
      We have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Item 5.B. Liquidity and Capital Resources” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.
      The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2004 are as follows:

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

			(in millions)
Long-term debt	$4,906	$886	$1,907	$791	$1,322
Interest on fixed rate debt	939	151	411	239	138
Interest on floating rate debt(1)	806	135	405	266	—
Operating leases(2)	183	38	50	31	64
Joint venture funding requirements	43	10	33	—	—

Total contractual cash obligations	$6,877	$1,220	$2,806	$1,327	$1,524

(1)	The interest funding requirements are based on the 2004 interest rates and the assumption that short-term and maturing debt will be renewed for the next five years.

(2)	Minimum rental commitments.
      We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.
Other Long-term Liabilities
      We had cash interest payments of approximately $135 million for the year ended December 31, 2004 on floating rate debt. If the average floating interest rate increased by 0.5%, our cash payment would have increased $14 million for the year.
      Financial Services’ private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $2.8 billion for the year ended December 31, 2004.
      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2004, total commitments of this type were approximately $300 million.
      As of December 31, 2004, we have restructuring reserves totaling approximately $47 million. These will be settled in cash, primarily by December 31, 2005. During 2005, 2006 and 2007, we anticipate total cash payments for restructuring costs to be approximately $65 million, $40 million and $20 million, respectively.
      While our funding policy requires contributions to our defined benefit plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2005, we project total contributions to our defined benefit plans of approximately $160 million, including currently anticipated discretionary contributions of up to $90 million to our U.S. plans.
      Our postretirement health and life insurance plans are unfunded. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2005, we anticipate contributions to our postretirement health and life insurance plans of approximately $74 million.
      We expect to pay income taxes in 2005 of approximately $40 million for income taxes due for years ended December 31, 2004 and prior. Income tax payments beyond 2005 are contingent on many variable factors and cannot be reasonably predicted.

      As noted in the table above, we are a member of a joint venture which has a Note Agreement with an outstanding balance of $85 million at December 31, 2004. We are required to fund $43 million of the principal as follows: $10 million, $10 million, $10 million and $13 million in 2005, 2006, 2007 and 2008, respectively.
Purchase Obligations
      We estimate that for 2005, expenditures for property, plant and equipment and other investments to support our profit improvement initiatives, our new product programs and other requirements will be approximately $230 million.
      The Kobelco Japan alliance allows for us to increase our interest in Kobelco Japan from 20% to 35%. During 2004, the alliance agreement was modified to extend the termination date of our option to enter into this transaction from the third quarter of 2004 to the second quarter of 2005. At that time, we may make an additional investment in Kobelco Japan, subject to final negotiations, of approximately $63 million.
      Purchase orders made in the ordinary course of business are excluded from this section. Any amounts for which we are liable under purchase orders are reflected in our consolidated balance sheets as accounts payable.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.
      This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal” or similar terminology.
      Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the ratings of Fiat, risks related to our relationship with Fiat, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in this Form 20-F for the year ended December 31, 2004.
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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
      As of April 25, 2005, our directors and our executive officers are as set forth below:

		Director/
		Executive
Name	Position with CNH	Officer Since

Katherine M. Hudson	Director; Chairman of the Board	1999
Luigi Gubitosi	Director	2004
Edward A. Hiler	Director	2002
Kenneth Lipper	Director	1996
Sergio Marchionne	Director	2004
Paolo Monferino	Director	2000
Michael E. Murphy	Director	2002
James L.C. Provan	Director	1995
Eugenio Razelli	Director	2004
Harold D. Boyanovsky	President and Chief Executive Officer and President, Construction Equipment Business	1999
Michel Lecomte	Chief Financial Officer	2000
Mario Ferla	President of CNH Capital LLC	2003
Richard J. Hoffman	Corporate Controller and Chief Accounting Officer	2004
Howard Levy	Senior Vice President, Purchasing	2004
Roberto Miotto	Senior Vice President, General Counsel and Secretary	1991
Giovanni B. Ravina	Senior Vice President, Human Resources	2000
Roland Sundén	President, Agricultural Equipment Business	2004
      Directors are elected for an indefinite term and serve until their removal, resignation or termination.
      Katherine M. Hudson, Director, Chairman of the Board, born on January 19, 1947, has served as a director of CNH since November 1999 and Chairman of the Board since April 2004. Ms. Hudson served as the President and Chief Executive Officer of Brady Corp., an international manufacturer of identification and material solution products, from January 1994 to April 2003. Prior to assuming her position with that company, she was Vice President and General Manager of the Professional, Printing and Publishing Imaging Division of Eastman Kodak Company. Prior to the business merger of New Holland and Case, Ms. Hudson served as a director of Case since 1996. Ms. Hudson is also a director of Charming Shoppes, Inc.
      Luigi Gubitosi, Director, born on May 22, 1961, was elected director on April 26, 2004. Mr. Gubitosi has been Chief Financial Officer of Fiat S.p.A. and Chairman of Fiat Geva since January 2004. He has held positions with Fiat companies since joining Fiat’s International Finance Department in 1986, including President of Fiat Finance USA from 1990 to 1994, International Treasurer of Fiat Geva from 1994 to 1997, Senior Vice President and Treasurer of Fiat Geva from 1998 to 2000, and Senior Vice President & Group Treasurer of Fiat S.p.A. and Chief Executive Officer of Fiat Geva from 2000 to 2003. Mr. Gubitosi holds an MBA from Insead and completed his undergraduate studies at the University of Naples and the London School of Economics. He is a Chartered Financial Analyst, Chairman of the European Advocacy Committee of AIMR, on the boards of Iveco, La Stampa, Sicind, Cometa, and acts as Chairman of Euro Capital Structures.
      Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science. He previously held the position of Vice Chancellor for Agriculture and Life Sciences and dean of the College of Agriculture and Life Sciences. He is also Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of

Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University. He has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer, Dr. Hiler is the author of over 100 professional publications.
      Kenneth Lipper, Director, born on June 19, 1941, has served as a director of CNH since 1996. He has been the Chairman of Lipper & Company, Inc. since 1987 and Senior Advisor to Cushman & Wakefield since 2004. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce from 1968 to 1969. Mr. Lipper was an associate lawyer with the law firm of Fried, Frank, Harris, Shriver & Jacobson from 1967 to 1968.
      Sergio Marchionne, Director, born on June 17, 1952, was appointed as director of CNH on July 22, 2004. He has been Chief Executive Officer of Fiat S.p.A. since June 1, 2004 and a director since May 2003. He became the Chief Executive Officer of Fiat Auto in February 2005. Prior to Fiat, he was Chief Executive Officer of the SGS Group of Geneva from 2002. Previously, he has held positions in Alusuisse Lonza companies, as Chairman of Lonza Group Ltd. and its Chief Executive Officer from 2000 to 2002, Executive Vice President for Corporate Development, Chief Financial Officer and then Chief Executive Officer of Algroup of Zurich, Switzerland from 1994 to 2000; and Vice President for Legal and Corporate Development, Chief Financial Officer and Secretary of the Lawson Group from 1992 to 1994. Prior to these positions, he held the positions of Vice President of Finance and Chief Financial Officer at Acklands Ltd. from 1990 to 1992, Executive Vice President of Glenex Industries from 1989 to 1990, Group Controller and then Director of Corporate Development at the Lawson Mardon Group of Toronto from 1985 to 1988, and a chartered accountant and tax expert for Deloitte & Touche from 1983 to 1985. Mr. Marchionne is a member of the Canadian Institute of Chartered Accountants, and a barrister and solicitor in the State of Ontario, Canada. He is a permanent member of the Fondazione Giovanni Agnelli and a member of the General Council of Assonime (Association for Italy’s limited liability companies) and of the European Automobile Manufacturers Association.
      Paolo Monferino, Director, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of the Company’s wide-ranging integration plan. Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005 and became Chief Executive Officer of Iveco, the lead company of Fiat Group’s Commercial Vehicle Sector. Mr. Monferino has more than 20 years of experience in the agricultural and construction equipment business beginning in the United States with FiatAllis, a joint venture between Fiat’s construction equipment business and Allis Chalmers. In 1983, he was named Chief Executive Officer of FiatAllis’ Latin American operations in Brazil. Two years later, he was appointed Chief Operating Officer at FiatAllis and in 1987 was named the Chief Operating Officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech’s 1991 acquisition of Ford New Holland, Monferino was named executive vice president of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies.
      Michael E. Murphy, Director, born on October 16, 1936, has served as a director of CNH since September 2002. From 1994 to 1997, Mr. Murphy served as Vice Chairman and Chief Administrative Officer of Sara Lee Corporation. Mr. Murphy also served as a director of Sara Lee from 1979 through October 1997. Mr. Murphy joined Sara Lee in 1979 as Executive Vice President and Chief Financial and Administrative Officer and, from 1993 until 1994, also served as Vice Chairman. Mr. Murphy is also a director of Civic Federation, Big Shoulders Fund, Chicago Cultural Center Foundation, the Metropolitan Pier and Exposition Authority, GATX Corporation, Payless Shoe Source, Inc. and Coach Inc. He is also a member of the Board of Trustees of Northern Funds (a family of mutual funds). Mr. Murphy holds a Bachelor of Science degree in Business Administration from Boston College and an MBA degree from the Harvard Business School.
      James L. C. Provan, Director, born on December 19, 1936, has served as director of CNH, and previously of New Holland, since 1995. A farmer in Scotland, Mr. Provan served in the European Parliament from 1979 to 2004 where he was Vice-President (Deputy Speaker), chair of the Conciliation Committee to the Council of Ministers and chair of the Internal Audit Committee. He also served on the Agriculture Committee, the Environment and Consumer Affairs Committee and the Transport and Tourism Committee. Mr. Provan has been Chairman of the Board for 8 years and a director for 14 years of the Board of the Rowett Research Institute, Aberdeen, one of Europe’s leading nutritional research centers. Mr. Provan was Chairman of McIntosh Donald & McIntosh of Dyce (food company in Scotland) from 1989 to 1994 and Chairman of Baxters (Milnathort) Ltd. (agricultural engineering and distribution) from 1965 to 1975.
      Eugenio Razelli, Director, born on June 18, 1950, was appointed a director on April 26, 2004. Mr. Razelli has been Senior Vice President of Business Development of Fiat S.p.A. since May 2003. He is also President and Chief Executive Officer of Fiat USA Inc. Previously, he was President and Chief Executive Officer of Fiamm from 2001 to 2003, Senior Executive Vice President of the Telecom and Energy Divisions of Pirelli Cavi from 1997, Vice President Manufacturing of Pirelli Cavi and President and Chief Executive Officer of Pirelli Cable North America from 1993, President of the Engine Control Systems since 1991 as well as General Manager of the Electronic Components Division, Executive Vice President Manufacturing of the Electromechanical Components Group. Mr. Razelli began his career in Fiat Auto and Zanussi, and became Chief Executive Officer of Gilardini Industriale in 1983. He then held positions in Comind (General Manager of Stars and Politecna) and Magneti Marelli. He holds a degree in Electromechanical Engineering (Genoa), is on the boards of Edison, Ferrari, CRF, Elasis, Fiat Auto Holding B.V., Fiat Partecipazioni S.p.A., Italenergia Bis S.p.A and Comau Pico Holdings Corp., and is Chairman of the Board of CSST and of Fiat Energia SRL.
      Harold D. Boyanovsky, President and Chief Executive Officer and President, Construction Equipment Business, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002 and President and Chief Executive Officer on February 28, 2005. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 to October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.
      Michel Lecomte, Chief Financial Officer, born on January 27, 1949, was appointed Chief Financial Officer and President, Financial Services and President, CNH Capital on November 8, 2000. Mr. Lecomte served as President, Financial Services and President, CNH Capital until 2003. Prior to joining CNH, Mr. Lecomte served as Chief Financial Officer of Iveco, a sector of the Fiat Group and Transolver, Iveco’s financial services business. From 1989 to 1996, he served as Chief Financial Officer of the Framatome Group based in France. Mr. Lecomte also served as Chief Financial Officer of CertainTeed Corporation in the United States from 1984 to 1989.
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
      Richard J. Hoffman, Corporate Controller and Chief Accounting Officer, born on July 27, 1966, was appointed Corporate Controller and Chief Accounting Officer on July 23, 2004. He served as Senior Director, Accounting, Consolidations and Reporting and Chief Accounting Officer for CNH since October 23, 2000. Prior to joining CNH, Mr. Hoffman served as Senior Manager at Deloitte & Touche LLP from 1996 to 2000 and held various positions with Deloitte & Touche LLP from 1988 to 1996.

      Howard Levy, Senior Vice President, Purchasing, born on November 27, 1960, was appointed Senior Vice President, Purchasing on July 18, 2004. Prior to joining CNH, Mr. Levy served as Senior Vice President Purchasing and Materials for CSX (a freight railroad) from January 2001 until July 2004. Prior to January 2001, Mr. Levy served in various executive procurement capacities with Navistar International Transportation Company from June 1994 until December 2000, including Vice President Purchasing & Supplier Development from December 1999 – December 2000. Prior to his Navistar experience, Mr. Levy held a variety of purchasing positions with Ford Motor Company from September 1983 through June 1994.
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
      Roland Sundén, President, Agricultural Equipment Business, born on August 20, 1953, was appointed President, Agricultural Equipment Business on January 12, 2004. Prior to joining CNH, Mr. Sundén served as Executive Vice President for Volvo Construction Equipment in Belgium from April 2000 until December 2003. Mr. Sundén began his career with Volvo in 1978 as a Design Engineering Specialist. Beginning in 1981 he spent two years as a Project Manager and Senior Development Engineer at Allied Signal in the U.S. Mr. Sundén returned to Volvo in 1983 as a Program Manager for Flygmotor’s Rocket Engine Program. He subsequently held a broad range of management and executive positions including Director of Space Technology at Volvo Flygmotor from October 1985 until March 1990; Vice President and General Manager, Space Propulsion at Volvo Aero Corporation from April 1990 until December 1993; Senior Vice President, Military Engines at Volvo Aero Corporation from January 1994 until January 1998; Executive Vice President at Volvo Aero Corporation in 1998; and President & CEO of the U.S.-based Volvo Bus North America Operations from October 1998 until April 2000.

B. Compensation.
Directors’ Compensation
      The following table summarizes remuneration paid to or accrued for Directors for the year ended December 31, 2004, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant	Alfredo	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Jean-Pierre	Paolo
	Price	Diana(1)	Hudson	Lipper	Provan	Hiler	Murphy	Rosso(2)	Monferino	Total

Periodic Remuneration in Cash:
Salary		$—	$—	$—	$—	$—	$—	$489,197	$1,640,451	$2,129,648
Meeting Fees		11,250	15,000	8,750	18,750	12,500	12,500	—	—	78,750
Annual Fees		11,222	75,000	20,000	—	40,000	17,000	—	—	163,222
Common Shares Granted:
2/1/2004.	$16.54	4,995	—	—	10,007	—	6,004	—	—	21,006
4/25/2004.	20.66	5,000	—	—	9,999	—	5,991	—	—	20,990
7/24/2004.	20.44	—	—	—	11,242	—	6,745	—	—	17,987
10/22/2004.	17.41	—	—	—	11,247	—	6,755	—	—	18,002
Future Remuneration:
Pension Plan		—	—	—	—	—	—	7,673	61,520	69,193
Allowance Upon Termination		—	—	—	—	—	—	—	124,676	124,676
Bonus:
Cash		—	—	—	—	—	—	—	309,000	309,000

Total		$32,467	$90,000	$28,750	$61,245	$52,500	$54,995	$496,870	$2,135,647	$2,952,474

(1)	Mr. Diana, a former director, retired in May 2004.

(2)	Mr. Rosso, the former Chairman of the Board, retired in April 2004.
      Outside directors also may elect to have a portion of their compensation paid in stock options. See “CNH Outside Directors’ Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from CNH.
Other Executive Officers’ Compensation
      The aggregate amount of compensation paid to or accrued for executive officers that held office during 2004 was approximately $6.6 million, including $717,000 of pension and similar benefits paid or set aside by CNH.
      Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $972,000, $745,000 and $446,000 in 2004, 2003, and 2002, respectively. The aggregate amount paid or set aside by CNH for executive officers during 2004 related to the Individual Top Hat Scheme, totaled approximately $525,000.
CNH Outside Directors’ Compensation Plan
      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), which was amended in 2003, provides for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH by way of quarterly stock grants at the end of each Plan Year Quarter; (2) an annual grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) in lieu of the quarterly stock grants, an opportunity to receive all or a portion of their Annual Fees in cash (“Cash Election”); (4) an opportunity to convert all or a portion of their Annual Fees into stock options (“Stock Option Election”); and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the Annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. On February 1, 2005, the directors voted to amend the CNH Directors’ Plan to provide for an annual retainer of

$65,000. The amendment is subject to the approval of CNH shareholders at the next shareholders’ meeting. Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. The Stock Option Election gives the outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. The exercise price of all options granted under the CNH Directors’ Plan is equal to or greater than the fair market value of our common shares on the date of grant. There are 1 million common shares reserved for issuance under this plan. As of March 31, 2005, there were 816,522 common shares available for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.
      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	142,500	$23.39	82,464	$33.10	48,314	$42.00
Granted	39,065	19.12	60,036	10.28	39,322	21.35
Forfeited	(18,877)	35.18	—	—	(5,172)	29.35
Exercised	(20,683)	11.23	—	—	—	—

Outstanding at end of year	142,005	22.41	142,500	22.76	82,464	33.10

Exercisable at end of year	112,714	23.45	95,009	25.68	61,954	31.80

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2004:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$9.15 - $15.70.	64,348	8.3	$11.16	51,699	$12.10
$15.71 - $26.20.	44,018	8.7	21.52	27,376	23.18
$26.21 - $40.00.	18,654	6.5	30.31	18,654	30.31
$40.01 - $56.00.	4,460	5.9	49.31	4,460	49.31
$56.01 - $77.05.	10,525	5.3	63.03	10,525	63.03

*	Weighted-average

CNH Equity Incentive Plan
      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, we granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The 2001 exercise price was based upon the average official price of our common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. 20,000 options were granted in 2004 under the CNH EIP. As of December 31, 2004, there were 2,802,207 common shares available for issuance under the CNH EIP.
      The following table reflects option activity under the CNH EIP for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	2,719,842	$32.92	3,219,995	$34.35	1,907,182	$48.65
Granted	20,000	18.21	3,000	19.25	1,424,140	16.20
Exercised	(62,690)	16.18	—	—	—	—
Forfeited	(212,577)	51.80	(503,153)	41.97	(111,327)	46.60

Outstanding at end of year	2,464,575	33.68	2,719,842	32.94	3,219,995	34.35

Exercisable at end of year	1,655,585	39.38	1,216,093	42.43	774,780	57.10

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH EIP at December 31, 2004:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$15.20 - $26.20.	1,136,935	7.6	$16.22	543,255	$16.19
$26.21 - $40.00.	722,500	6.6	31.70	543,300	31.70
$40.01 - $77.05.	605,140	5.1	68.85	569,030	68.85

*	Weighted-average
      Under the CNH EIP, shares may also be granted as restricted shares. We establish the period of restriction for each award and hold the shares during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provided a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP. In 2004, for individuals electing to not take the restricted stock earned under the 2002 Special Incentive Program, CNH issued an equivalent number of common shares to individuals who remained employed by CNH as of the vesting date for the restricted shares. For this group, in March 2004, we issued 33,019 unrestricted shares under the CNH EIP. In 2003, we issued 207,215 restricted shares under the program, which vested in 2004. No restricted shares were awarded during 2002. At December 31, 2004, restricted common shares outstanding under the CNH EIP totaled 2,568 shares.
      In 2004, a new performance vesting long-term incentive (“LTI”) award was granted under the CNH EIP for selected key employees and executive officers. The 2004 LTI award is subject to the achievement of certain performance criteria over the 3-year period, 2004-2006. At the end of the performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target and maximum award levels. A minimum payout from the plan requires meeting certain threshold levels of performance. At December 31, 2004, the outstanding award for the 2004-2006 performance cycle totaled 215,943 shares and $4 million for target performance, including 30,715 shares and $576,000 for executive officers. As a transition to the LTI, for the first award under the performance cycle of 2004-2006, participants have an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. CNH may make additional awards under the LTI for 3-year performance cycles beginning with the 2005-2007 3-year period.
      We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Corporate Governance and Compensation Committee of the CNH Board of Directors.

Fiat Stock Option Program
      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2004 follows:

			Exercise Price		Options
	Date of Grant
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	24,900	(22,300)	—	55,900	55,900
2/18/2000	33.00	30.63	28.12	102,500	72,000	(8,000)	—	166,500	166,500
2/27/2001	26.77	27.07	24.85	50,000	30,000	—	—	80,000	60,000
10/31/2001	18.06	18.00	16.52	249,000	81,000	(68,000)	—	262,000	196,500
9/12/2002	11.88	11.16	10.39	513,000	76,000	(90,000)	—	499,000	249,500
      The original exercise prices, which were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant, were subsequently modified by Fiat. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH during 2004. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

C. Board Practices.
      Responsibility for our management lies with our Board of Directors, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders and do not have fixed terms of office. Pursuant to the Articles of Association as amended in May 2004, future appointments of directors will be for four-year terms.
      We are subject to both Dutch law and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as from January 1, 2005, the Sarbanes-Oxley Act of 2002 and the NYSE listing standards are of particular significance.
      Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as described below. Any deviations from the Dutch Code not particularly herein described are attributable to our compliance with the NYSE rules referred to below. In general we believe that our corporate governance practices and guidelines are consistent with those required of foreign private issuers listed on the NYSE.
      We have a one-tier management structure, i.e. a management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as executive directors, and members not having such responsibility, referred to as non-executive directors. A majority of our directors will be non-executive directors, who meet the independence requirements of the Dutch Code.
      Dutch legal requirements concerning director independence differ in certain respects from the NYSE independence rules. While under most circumstances both legal regimes require a majority of board members be “independent,” the definition of this term under Dutch law is not identical to that used by the NYSE.

      In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period for executive directors. In other cases, the NYSE rule is stricter. For example, directors of a Dutch company who are affiliated with a direct or indirect parent company are considered independent under Dutch law (unless the parent company is a Dutch company and is listed in a member state of the European Union), whereas the same directors are not considered independent pursuant the NYSE rules. Accordingly, Mr. Monferino is the only director who is not considered independent under Dutch law because he was an executive officer within the last three years.
      The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board.
      We have an Audit Committee, a Corporate Governance and Compensation Committee, and a Finance Committee of the Board of Directors.
      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Audit Committee are to recommend the selection and review the activities of our independent registered public accounting firm, and to exercise general oversight with respect to our financial reporting process and internal accounting controls. The committee currently consists of Ms. Hudson and Messrs. Provan and Murphy. Mr. Murphy serves as chairperson of this committee. All of the committee’s members are independent directors, and each of Ms. Hudson and Mr. Murphy is an “audit committee financial expert” as defined by the Sarbanes-Oxley Act of 2002.
      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Corporate Governance and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of our executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The committee currently consists of Messrs. Marchionne, Provan, Hiler and Lipper. Mr. Provan serves as chairperson of this committee.
      Pursuant to resolutions adopted by the Board of Directors, the principal functions of the Finance Committee are to review and make recommendations on major transactions, programs or policies, including acquisitions, joint ventures or divestitures, capital investments, short-term or long-term financing, including the public offering or private placement of debt securities, sale, repurchase or split of equity securities, and financial and hedging policy of CNH. The committee currently consists of Ms. Hudson and Messrs. Gubitosi and Hiler. Ms. Hudson serves as chairperson of this committee.

D. Employees.
      At December 31, 2004, 2003, and 2002 we had approximately 25,700, 26,800 and 28,500 employees, respectively. There were approximately 18,400 employees in the agricultural equipment business, 4,800 in the construction equipment business and 900 in the financial services business, with the remaining 1,600 shared by all business units. As of December 31, 2004, as broken down by geographic location, there were 9,200 employees in North America, 12,100 employees in Europe, 2,400 employees in Latin America and 2,000 employees in the Rest of World.
      Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 2,850 of our active and retiree hourly production and maintenance employees in the United States, expired in May 2004. In the United States, the UAW represents approximately 650 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, we had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, we have transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

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
      Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for Directors as of December 31, 2004:

	Grant	Exercise	Alfredo	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Paolo
	Date	Price	Diana(1)	Hudson	Lipper	Provan	Hiler	Murphy	Monferino	Total

Opening Balance as of January 1, 2004
(automatic option)	11/12/1999	$77.05	750	750	750	750	—	—	—	3,000
	2/29/2000	56.09	624	624	713	624	—	—	—	2,585
	4/18/2000	68.85	—	—	—	—	—	—	45,000	45,000
	6/6/2000	60.63	577	577	660	577	—	—	—	2,391
(automatic option)	6/7/2000	60.00	1,500	1,500	1,500	1,500	—	—	—	6,000
	9/4/2000	49.55	706	706	807	706	—	—	—	2,925
	12/3/2000	49.08	713	713	815	713	—	—	—	2,954
	3/2/2001	38.63	906	906	1,036	906	—	—	—	3,754
	5/2/2001	26.90	1,301	1,301	1,487	1,301	—	—	—	5,390
(automatic option)	5/3/2001	27.88	1,500	1,500	1,500	1,500	—	—	—	6,000
	7/31/2001	36.35	963	963	1,101	963	—	—	—	3,990
	10/29/2001	26.25	1,333	1,333	1,524	1,333	—	—	—	5,523
	1/27/2002	29.48	1,188	1,188	1,357	1,188	—	—	—	4,921
	5/6/2002	26.60	1,316	1,436	1,368	1,316	—	—	—	5,436
(automatic option)	5/7/2002	26.45	1,500	1,500	1,500	1,500	1,500	—	—	7,500
	7/22/2002	16.18	—	—	—	—	—	—	34,000	34,000
	8/2/2002	15.23	2,299	2,627	2,299	—	2,299	—	—	9,524
(automatic option)	9/3/2002	18.53	—	—	—	—	—	1,011	—	1,011
	11/4/2002	15.18	2,307	2,636	2,307	—	2,307	—	—	9,557
	1/31/2003	15.70	2,229	2,547	2,229	—	2,229	—	—	9,234
	5/7/2003	9.15	3,827	4,374	3,827	—	3,827	—	—	15,855
(automatic option)	5/8/2003	9.23	6,194	6,212	6,380	6,194	4,000	4,000	—	32,980
	8/4/2003	9.90	—	1,136	—	—	—	—	—	1,136
	11/3/2003	13.49	—	834	—	—	—	—	—	834

Opening Total			31,733	35,363	33,160	21,071	16,162	5,011	79,000	221,500

Vested/ Not Exercised			22,539	26,151	23,780	11,877	10,662	—	45,796	140,805
Not Vested			9,194	9,212	9,380	9,194	5,500	5,011	33,204	80,695

	Grant	Exercise	Alfredo	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Paolo
	Date	Price	Diana(1)	Hudson	Lipper	Provan	Hiler	Murphy	Monferino	Total

Options Granted in 2004.	2/1/2004	$16.54	—	2,721	—	—	—	—	—	2,721
	3/22/2004	9.90	—	3,409	—	—	—	—	—	3,409
	3/22/2004	13.49	—	2,502	—	—	—	—	—	2,502
	4/25/2004	20.66	—	2,178	—	—	—	—	—	2,178
(automatic option)	4/26/2004	21.22	4,000	4,000	4,000	4,000	4,000	4,000	—	24,000
	7/24/2004	20.44	—	—	1,957	—	—	—	—	1,957
	10/22/2004	17.41	—	—	2,298	—	—	—	—	2,298

2004 Sub-Total			4,000	14,810	8,255	4,000	4,000	4,000	—	39,065
Options Exercised in 2004.	5/21/2004	9.15	—	—	—	—	3,827	—	—	3,827
	7/28/2004	15.23	2,299	—	—	—	—	—	—	2,299
	7/28/2004	15.18	2,307	—	—	—	—	—	—	2,307
	7/28/2004	15.70	2,229	—	—	—	—	—	—	2,229
	7/28/2004	9.15	3,827	—	—	—	—	—	—	3,827
	7/28/2004	9.23	6,194	—	—	—	—	—	—	6,194

Total Exercised			16,856	—	—	—	3,827	—	—	20,683

Options Terminated in 2004.	5/6/2004		4,000	—	—	—	—	—	—	4,000
	11/6/2004		14,877	—	—	—	—	—	—	14,877

Total Terminated			18,877	—	—	—	—	—	—	18,877

Closing Balance as 12/31/04 Closing
Total			—	50,173	41,415	25,071	16,335	9,011	79,000	221,005

Vested/ Not Exercised			—	38,461	29,535	13,377	6,835	—	54,296	142,504

Not Vested			—	11,712	11,880	11,694	9,500	9,011	24,704	78,501

(1)	Mr. Diana, a former director, retired in May 2004.
      CNH provides matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares rather than in cash. Employees may transfer these contributions out of the CNH stock fund after a maximum of 90 days. For the years ended December 31, 2004 and 2003, approximately 918,000 shares and 1,463,000 shares, respectively were contributed to this plan. CNH’s 5% fixed contribution to the plan continues to be funded in cash. Employees may not elect to invest any of their own contributions in CNH common shares.
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.
      Our outstanding capital stock consists of common shares, par value €2.25 per share and Series A Preferred Stock, par value €2.25 per share. As of March 31, 2005, there were 134,021,557 common shares and 8,000,000 shares of Series A Preferred Stock outstanding. At March 31, 2005 we had approximately 716 registered holders of record of our common shares in the United States, holding approximately 17% of the outstanding common shares. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

      The following table sets forth the outstanding common shares of CNH as of March 31, 2005:

	Number of
	Outstanding	Percentage
	Common	Ownership
Shareholders	Shares	Interest

Fiat Netherlands	111,866,037	83%
Other shareholders	22,155,520	17

Total	134,021,557	100%

      All of the Series A Preferred Stock is held by Fiat Netherlands. Each of our directors and executive officers, individually and collectively, own less than 1% of our common shares.
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
      The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to our shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. In the event of dissolution or liquidation, whatever remains of our equity after all of our debts have been discharged will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.
      We continue to rely on Fiat to provide either guarantees or funding in connection with some of our external debt financing needs. At December 31, 2004, our outstanding debt with Fiat and its affiliates was approximately 26% of our total debt, compared with 35% at December 31, 2003. Fiat guarantees $1.3 billion of our debt with third parties or approximately 19% of our outstanding debt. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2004 and 2003, we paid a guarantee fee of between 0.03125% and 0.0625% per annum. In 2002, guarantee fees paid to Fiat were between 0.03125% and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with us for as long as it maintains control of us. After that time, Fiat has committed that it will not terminate our access to these financing arrangements without affording us an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.
      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. Our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where deposits are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member funds present in the cash management pools or may benefit from guarantees of payment by certain Fiat Group members. As a result, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) we may be unable to secure the return of such deposits to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of our relationship with the Fiat Group it is possible that our claims as a creditor could be subordinate to the rights of third party creditors in certain situations. We cannot assure you that in the future the operation of this cash management system may not adversely impact our ability to recover our funds to the extent one or more of the above-described events were to occur.
      We purchase some of our engines and other components from the Fiat Group and companies of the Fiat Group provide us with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. We sell certain products to subsidiaries and affiliates of Fiat. In addition, we enter into hedging arrangements with counterparties that are members of the Fiat Group. In 2004, 2003 and 2002, we purchased approximately $565 million, $584 million and $416 million, respectively, in goods and services from companies in the Fiat Group. Our principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco, robotic equipment and paint systems from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid.
      Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services to various Fiat companies and third-party customers. Fiat provides internal audit services at the direction of our internal audit area in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2004, routine maintenance of our plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. We purchase network and hardware support from and we outsource a portion of our information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage. We purchase research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.
      For material related party transactions involving the purchase of goods and services, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.
      If the goods or services or financing arrangements described above were not available from Fiat, we would have to obtain them from other sources. We can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.
      Fiat has executed, on our behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 2004, and 2003, we were parties to derivative or other financial instruments having an aggregate contract value of $2 billion and $977 million, respectively, to which affiliates of Fiat were counterparties. Our management believes that the terms of the foreign exchange and interest rate-related contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.
      In certain tax jurisdictions, we have entered into tax sharing agreements with Fiat and certain of its affiliates. Our management believes the terms of these agreements are customary for agreements of this type and are at least as advantageous as filing tax returns on a stand-alone basis.

      Additionally, certain of our executives participate in the stock option program of Fiat as described in “Note 18: Option and Incentive Plans” of our consolidated financial statements.

C. Interests of Experts and Counsel.
      Not applicable.
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.
      See “Item 18. Financial Statements” for a list of the Financial Statements filed with this document.

B. Significant Changes.
      No significant changes have occurred since the date of the Consolidated Financial Statements.
Item 9. The Offer and Listing

A. Offer and Listing Details.
      Our common shares are quoted on the New York Stock Exchange under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated:

Common Share Price

	High	Low

Most recent six months:
March 2005	$18.85	$17.94
February 2005	18.67	16.70
January 2005	19.06	17.75
December 2004	19.38	18.05
November 2004	19.09	16.22
October 2004	19.90	16.95
Year ended December 31, 2004
First Quarter	$18.62	$16.15
Second Quarter	21.09	17.99
Third Quarter	20.80	16.55
Fourth Quarter	19.90	16.22
Full Year	21.09	16.15
Year ended December 31, 2003
First Quarter	$19.00	$5.95
Second Quarter	10.05	7.25
Third Quarter	14.42	8.34
Fourth Quarter	17.02	12.47
Full Year	19.00	5.95
2002	$32.15	$14.00
2001	$48.75	$25.50
2000	$74.05	$37.80
      On March 31, 2005, the last reported sales price of our common shares as reported on the New York Stock Exchange was $18.79 per share. There were approximately 716 registered holders of record of our common shares in the United States as of that date.
      Our Board of Directors recommended a dividend of $0.25 per common share on March 24, 2005. The dividend will be payable on May 31, 2005 to shareholders of record at the close of business on May 24, 2005.

Declaration of the dividend is subject to approval at our Annual General Meeting, which will be held on May 3, 2005.

B. Plan of Distribution.
      Not applicable.

C. Markets.
      The outstanding common shares of CNH are listed on the NYSE under the symbol “CNH.”

D. Selling Shareholders.
      Not applicable.

E. Dilution.
      Not applicable.

F. Expenses of the Issue.
      Not applicable.

Item 10.	Additional Information

A. Share Capital.
      Not applicable.

B. Memorandum and Articles of Association.
      Set forth below is a summary description of the material provisions of our Articles of Association, effective May 27, 2004 (the “Articles of Association”), and particular provisions of Dutch law relevant to our statutory existence. This summary does not restate our Articles of Association or relevant Dutch law in their entirety.
Registration and Objectives
      We are registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.
      As provided in our Articles of Association, our objectives are to:

•	engage in, and/ or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

•	engage in and/ or to participate in and operate one or more companies engaged in any business, financial or otherwise, which we may deem suitable to be carried on in conjunction with the foregoing;

•	render management and advisory services;

•	issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies; and

•	do anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objectives set out in the foregoing paragraphs.
Authorized Capital
      Our authorized share capital is €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of €2.25 per share. We will issue common shares only in registered form. We have appointed JP Morgan Chase Bank as our agent to maintain the share register relating to the common and preference shares and to act as transfer agent and registrar for the common shares and Series A Preferred Stock.
Dividends
      Our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our board of directors. The shareholders have discretion as to the use of that portion of our annual profits remaining after the establishment of reserves and payment of dividends on the preference shares for distribution of dividends on the common shares only. However, no dividends were distributed to the preference shares in 2004 and no dividends may be distributed as to the preference shares during 2005. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points if (i) equipment operations total debt divided by equipment operations earnings before interest, taxes, depreciation and amortization (“EBITDA”) is less than two and a half times and (ii) equipment operations EBITDA divided by equipment operations interest expense is greater than four times, as calculated in accordance with the terms and provisions of the preference shares. The dividends on the preference shares are not cumulative. Moreover, the board of directors may defer the payment of dividends on the preference shares for a period not to exceed five consecutive annual periods, in which case payment of dividends on common shares for the relevant financial year will be deferred for the same period. A resolution to reduce the capital of the preference shares or apply the share premium reserve attributable to the preference shares to recoup losses we have suffered requires the prior approval of all holders of the preference shares.
      The board of directors may recommend to the shareholders that they resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon our dissolution. However, we may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate share capital plus required statutory reserves. The board of directors may resolve that we pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us.
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
      Each share of the common shares and the preference shares, including the Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires approval of shareholders representing at least 95% of our issued and outstanding share capital. Consistent with Dutch law, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of the capital shares at a meeting of our shareholders.
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
      Under Dutch law, the board of directors must consider in the performance of its duties our interests, the interests of our shareholders and our employees, in all cases with reasonableness and fairness.
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
Liquidation Rights
      In the event of our dissolution and liquidation, the assets remaining after payment of all debts will first be applied to distribute to the holders of preference shares the nominal amount of the preference shares and then the amount of the share premium reserve relating to the preference shares. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of the common shares and, if only preference shares are issued and outstanding, to the holders of the preference shares in proportion to the aggregate nominal amount of preference shares. No liquidation payments will be made on shares that we hold in treasury.
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
      In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our extraordinary general meeting of shareholders on February 4, 2002, our shareholders authorized our board of directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting.
      These provisions apply equally to any issue by us of rights to subscribe for shares.
      Under Dutch law, shareholders are not liable for our further capital calls.
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

Disclosure of Holdings
      Under Dutch law regarding the disclosure of holdings in listed companies, if our shares are admitted to official quotation or listing on euro next or on any other stock exchange in the European Union, registered holders and some beneficial owners of our shares must promptly notify us and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 25%, 50% or 66 2/3% of our outstanding shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.
Limitations on Right to Hold or Vote Shares
      Our Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

C. Material Contracts.
      For a discussion of our related party transactions, including a description of the Series A Preferred Stock, see “Item 7.B. Related Party Transactions.”
      On May 18, 2004, Case New Holland issued a total of $500 million of 6% Senior Notes and on August 1, 2003 and September 16, 2003 issued a total of $1.05 billion of 9 1/4% Senior Notes. The 6% Senior Notes and the 9 1/4% Senior Notes are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the U.S. assets of our Equipment Operations and certain of our non-U.S. assets. The 6% Senior Notes were issued under an indenture dated as of May 18, 2004 and the 9 1/4% Senior Notes were issued pursuant to an indenture dated as of August 1, 2003 as supplemented by a supplemental indenture dated as of September 16, 2003 (collectively, the “Indentures”) by and among Case New Holland, the Guarantors and JP Morgan Chase Bank, as trustee. The 6% Senior Notes and the 9 1/4% Senior Notes are unsecured obligations of Case New Holland, ranking senior in right of payment to all future obligations of Case New Holland that are, by their terms, expressly subordinated in right of payment to the 6% Senior Notes and the 9 1/4% Senior Notes and pari passu in right of payment with all existing and future unsecured obligations of Case New Holland that are not so subordinated. The 6% Senior Notes mature on June 1, 2009, and the 9 1/4% Senior Notes mature on August 1, 2011. The 6% Senior Notes are redeemable at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the indenture governing the 6% Senior Notes. The 9 1/4% Senior Notes are redeemable at specified premiums after August 1, 2007 and after August 1, 2009 without a premium.
      The Indentures contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

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
      Some of these covenants will cease to apply if the 6% Senior Notes and the 9 1/4% Senior Notes are given investment grade ratings by both S&P’s Ratings Services and Moody’s Investors Service, Inc.

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
      This discussion does not contain a full description of all tax considerations that might be relevant to ownership of our common shares or a decision to purchase such shares. In particular, the discussion is directed only to U.S. Holders that will hold our common shares as capital assets and whose functional currency is the U.S. dollar. Furthermore, the discussion does not address the U.S. federal income tax treatment of holders that are subject to special tax rules such as banks and other financial institutions, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and holders of ten percent or more of our voting shares. The discussion also does not consider any state, local or non-U.S. tax considerations and does not cover any aspect of U.S. federal tax law other than income taxation.
      Prospective purchasers and holders of our common shares are advised to consult their own tax advisors about the U.S., federal, state, local or other tax consequences to them of the purchase, beneficial ownership and disposition of our common shares.
      For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of our common shares who is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized under the laws of the United States or a state thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons or with a valid election in place to be treated as a U.S. person.

Taxation of Dividends
      The gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2009 generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.

      Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, any Dutch withholding tax imposed on dividends in respect of our common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may be deducted in computing taxable income). Under the Code, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. The rules regarding U.S. foreign tax credits are very complex, and include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.
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

Backup Withholding Tax
      Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to distributions made on our common shares and proceeds received on disposition of such shares paid within the United States, and proceeds received on a disposition of such shares that is effected at a U.S. office of a broker. Furthermore, a 28% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.
Netherlands Taxation
      This taxation summary solely addresses the material Dutch tax consequences of the acquisition and the ownership and disposition of our shares. It is a general summary that only applies to a Non-Resident holder of shares (as defined below) and it does not discuss every aspect of taxation that may be relevant to a particular holder of shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and its business will be conducted, in the manner outlined in this report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.
      Unless stated otherwise, this summary is based on the tax laws of The Netherlands as they are in force and in effect on the date of this report. These laws could change and a change could be effective retroactively.

This summary will not be updated to reflect changes in laws, and if such changes occur, the information in this summary could become invalid.
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
      A holder of shares is a Non-Resident holder of shares if:

•	he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax and corporation tax, as the case may be, and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

•	in the case of an individual, his shares and income or capital gains derived therefrom have no connection with his past, present or future employment, if any; and

•	his shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise.
      If a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present:

•	such person alone or, in case such person is an individual, together with his partner, if any, has, directly or indirectly, the ownership of, our shares representing 5% or more of the total issued and our outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent at any time 5% or more of the total issued and our outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of profit participating certificates that relate to 5% or more of our annual profit or to 5% or more of our liquidation proceeds;

•	such person’s partner or any of the relatives by blood or by marriage in the direct line (including foster children) of this person or of his partner has a substantial interest in us;

•	such person’s shares, profit participating certificates or rights to acquire our shares or profit participating certificates have been acquired by such person or are deemed to have been acquired by such person under a non-recognition provision.
      For purposes of the above, a person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Taxes on Income and Capital Gains
      A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of our dividends distributed (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

•	he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

•	he (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands.
      The concept “dividends distributed by CNH” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of our shares (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of our shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares we issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.
      A Non-Resident holder of shares may derive benefits from our shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances if:

•	his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge or comparable forms of special knowledge; or

•	he makes our shares available or is deemed to make our shares available, legally or in fact, directly or indirectly, to a connected party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001.

Dividend Withholding Tax
      Dividends we distributed to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. See “— Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH.”
      If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax provided that such relief is timely and duly claimed. In addition, a qualifying parent company within the meaning of the EU Parent Subsidiary Directive (Directive 90/435/ECC, as amended) is, subject to certain conditions, entitled to an exemption from dividend withholding tax. A relief from Dutch dividend withholding tax will, for Dutch domestic tax purposes, only be available to the beneficial owner of dividends we distributed. Certain specific anti-dividend-stripping rules apply. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties, the Tax Arrangement for The Netherlands and the EU Parent Subsidiary Directive.
      Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), as amended by the agreement dated March 8, 2004, the Dutch dividend withholding tax rate on dividends we paid on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%, and further to 5% if such Non-Resident holder of shares is a company which holds directly at least 10% of the voting power in us. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./ NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./ NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

Reduction
      If we have received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends we distributed.
      Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact on such investors of our potential ability to receive a reduction as meant in the previous paragraph.

Gift and Inheritance Taxes
      A person who acquires shares as a gift (in form or in substance), or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor or the deceased was resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax (as the case may be); or

•	the shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•	the donor made a gift of shares, then becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.
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

Capital Tax
      We are subject to Netherlands capital tax at a rate of 0.55% on any contribution received in respect of shares.

Other Taxes and Duties
      No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our shares.

U.S. Withholding Tax on Interest
      The Netherlands — U.S. Income Tax Convention, as amended, exempts from U.S. withholding tax the payment of interest to us on intercompany loans made to our U.S. subsidiaries provided that, among other considerations, our principal class of shares are listed on a recognized stock exchange in the United States or The Netherlands and are substantially and regularly traded. In order to meet the substantially and regularly traded requirement, the annual trading volume of our principal class of shares during the previous tax year must be at least 6% of the average number of our issued and outstanding principal class of shares. The trading volume of our common shares on the New York Stock Exchange was over 15% in 2004. If the trading volume of our common shares were to decline below the 6% threshold, the interest payments on the intercompany loans would become subject to withholding tax. Our common shares will comprise our principal class of shares for this purpose if, on an interest payment date, among other requirements, the value of our common shares exceeds 50% of the value of all of our outstanding shares. Because of potential changes in the relative value of our classes of shares, no assurance can be given that our common shares will exceed the requisite 50% value. If interest payments made to us by our U.S. subsidiaries were to become subject to U.S. withholding tax, then we would consider implementing strategies that may reduce or eliminate the withholding tax. We cannot assure that such strategies would be successful.

F. Dividends and Paying Agents.
      Not applicable.

G. Statement of Experts.
      Not applicable.

H. Documents on Display.
      We file reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. To obtain information on the operation of the Public Reference Room, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov or may be read and copied at the SEC regional offices located at 233 Broadway, New York, New York 10279 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662.

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
      The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated earnings. Due to periodic mismatches in cash inflows and outflows, currencies that may have a possible impact on earnings are the euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen. The primary currencies for cash outflows were the British pound, Japanese yen and euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. To manage these exposures, we identify naturally offsetting positions and then purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 16: Financial Instruments” of our consolidated financial statements or a description of our foreign exchange rate risk management.
      We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and nature of the underlying cash flow exposure.
      For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $139 million and $37 million at December 31, 2004 and 2003, respectively.
      Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The sensitivity model assumes an adverse shift in all foreign currency exchange spot and forward rates. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. The fair market valuation and sensitivity analysis of option contracts are provided by a third party based on our request to compute the fair value change of a 10% movement in the foreign exchange rate in which the contracts are based. We do not have a model to value such contracts as their use is limited and the value is not significant to our financial position. There were $100 million in option contracts outstanding at December 31, 2004.

Effects of Currency Translation
      Due to our significant international operations, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. dollars. Depending on movements in foreign exchange rates, this may have an adverse impact on our consolidated financial statements. Earnings exposures to the major currencies include the euro, British pound, Canadian dollar and Australian dollar. Exposures to other currencies include the Brazilian real, Argentine peso, Mexican peso, Danish krone, Norwegian krone, Swedish krona, Polish zloty, Indian rupee, and Chinese renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican peso, Brazilian real and Argentine peso have experienced short-term movements ranging from 30% to 90% due to the devaluation of its respective currency.
      As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a loss of $18 million in 2004 and a loss of $4 million in 2003. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.
      We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2004, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $253 million and $216 million at December 31, 2004 and 2003, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statements of operations.

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
      We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2004 and 2003, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $29 million and $36 million, respectively, based on the discounted values of their related cash flows.

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
      See “Note 16: Financial Instruments” of our consolidated financial statements for a description of the methods and assumptions used to determine the fair values of financial instruments.

Commodity Price Risk Management
      Commodity prices affect our Equipment Operations’ sales and Financial Services’ originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on earnings, cash flows or fair values of the Financial Services’ portfolio.

Changes in Market Risk Exposure as Compared to 2003
      Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2003.
Item 12. Description of Securities Other than Equity Securities
      Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
      None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
      On March 27, 2003, our shareholders approved amendments to our Articles of Association at an Extraordinary Meeting of Shareholders. The amendments increased our authorized share capital to €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of €2.25 per share.
      On April 7 and 8, 2003, we issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should we achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to our shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

Item 15. Controls and Procedures
      Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2004 pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Item 16A. Audit Committee Financial Expert
      The Board of Directors of CNH has determined that Katherine M. Hudson and Michael E. Murphy are audit committee financial experts. Both Ms. Hudson and Mr. Murphy are independent directors.
Item 16B. Code of Ethics
      We have adopted a code of ethics which is applicable to CNH’s principal executive officer, principal financial officer and the principal accounting officer and controller. CNH will provide a copy of the code of ethics without charge, upon request to wwinvestorrelations@cnh.com.
Item 16C. Principal Accountant Fees and Services
      Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmotsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2004. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2004 and 2003:

	2004	2003

Audit Services	$4,208,000	$3,943,000
Audit-Related Services	758,000	786,000
Tax Services	1,100,000	1,386,000
All Other Services	80,000	67,000

Total	$6,146,000	$6,182,000

      “Audit Services” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Services” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Services.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. “Tax Services” are fees for professional services rendered by the Deloitte Entities for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category “All Other Services” are mainly related to software support services and due diligence services.
Audit Committee’s pre-approval policies and procedures
      Our Audit Committee nominates and engages our independent registered public accounting firm to audit our financial statements. Our Audit Committee has a policy requiring management to obtain the Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committees
      Not Applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
      On March 5, 2004 we purchased 38,107 shares at an average price of $18.62 per share in connection with the payment of withholding taxes paid on awards under the CNH EIP. We currently have no announced share buyback plans.
PART III
Item 17. Financial Statements
      We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CNH GLOBAL N.V. AND SUBSIDIARIES
Item 19. Exhibits
      A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of CNH Global N.V.:
      We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, in 2004 the Company changed its policy for determining which items are treated as cash equivalents.
      Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services and are not a required part of the basic consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
April 27, 2005

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2003, and 2002
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(in millions, except per share data)
Revenues:
Net sales	$11,545	$10,069	$9,331	$11,545	$10,069	$9,331	$—	$—	$—
Finance and interest income	634	597	609	82	83	100	672	621	641

	12,179	10,666	9,940	11,627	10,152	9,431	672	621	641
Costs and Expenses:
Cost of goods sold	9,782	8,590	7,902	9,782	8,590	7,902	—	—	—
Selling, general and administrative	1,110	1,042	1,094	929	839	884	181	203	210
Research, development and engineering	267	259	283	267	259	283	—	—	—
Restructuring	104	271	51	102	268	50	2	3	1
Interest expense — Fiat affiliates	88	113	236	63	85	198	25	28	38
Interest expense — other	404	368	318	255	236	192	183	182	204
Interest compensation to Financial Services	—	—	—	113	79	76	—	—	—
Other, net	265	241	182	186	149	62	52	71	98

	12,020	10,884	10,066	11,697	10,505	9,647	443	487	551
Income (loss) before taxes, minority interest, equity in income (loss) of unconsolidated subsidiaries and affiliates and cumulative effect of change in accounting principle	159	(218)	(126)	(70)	(353)	(216)	229	134	90
Income tax provision (benefit)	39	(49)	(14)	(39)	(97)	(48)	78	47	34
Minority interest	23	7	8	23	7	8	—	—	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	8	6	4	159	93	60	8	6	4
Equipment Operations	20	13	15	20	13	15	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	125	(157)	(101)	125	(157)	(101)	159	93	60
Cumulative effect of change in accounting principle, net of tax	—	—	(325)	—	—	(325)	—	—	—

Net income (loss)	$125	$(157)	$(426)	$125	$(157)	$(426)	$159	$93	$60

Per Share Data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle	$0.94	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle, net of tax	—	—	(3.35)

Basic earnings (loss) per share	$0.94	$(1.19)	$(4.40)

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$0.54	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle, net of tax	—	—	(3.35)

Diluted earnings (loss) per share	$0.54	$(1.19)	$(4.40)

The “Consolidated” data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental “Equipment Operations” (with “Financial Services” on the equity basis) data in this statement include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” data in this statement include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of operations.

CNH GLOBAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2003
(and Supplemental Information)

			Supplemental Information

			Equipment		Financial
	Consolidated		Operations		Services

	2004	2003	2004	2003	2004	2003

	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$931	$619	$637	$486	$294	$133
Deposits in Fiat affiliates cash management pools	1,151	1,325	1,136	1,315	15	10
Accounts and notes receivable, net	3,171	3,797	1,493	2,077	1,772	2,074
Intersegment notes receivable	—	—	414	312	24	—
Inventories, net	2,515	2,478	2,515	2,478	—	—
Deferred income taxes	374	331	301	282	73	48
Prepayments and other	93	80	91	76	2	4

Total current assets	8,235	8,630	6,587	7,026	2,180	2,269

Long-term receivables	2,724	2,199	103	270	2,621	1,929
Intersegment long-term notes receivable	—	—	700	700	—	—
Property, plant and equipment, net	1,478	1,528	1,470	1,518	8	10
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	457	429	373	364	84	65
Investment in Financial Services	—	—	1,419	1,241	—	—
Equipment on operating leases, net	215	353	—	—	215	353
Goodwill	2,402	2,554	2,258	2,409	144	145
Intangible assets, net	834	839	834	839	—	—
Other	1,735	1,195	1,250	1,015	526	287

Total other assets	5,643	5,370	6,134	5,868	969	850

Total	$18,080	$17,727	$14,994	$15,382	$5,778	$5,058

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt — Fiat affiliates	$90	$62	$19	$17	$71	$45
Current maturities of long-term debt — other	796	781	238	71	558	710
Short-term debt — Fiat affiliates	672	698	331	403	341	295
Short-term debt — other	1,385	1,412	733	1,119	652	293
Intersegment short-term debt	—	—	24	—	414	312
Accounts payable	1,657	1,635	1,679	1,836	66	139
Restructuring liability	47	72	46	71	1	1
Other accrued liabilities	1,718	1,628	1,521	1,484	204	157

Total current liabilities	6,365	6,288	4,591	5,001	2,307	1,952

Long-term debt — Fiat affiliates	1,021	1,669	873	1,363	148	306
Long-term debt — other	2,999	2,374	1,954	1,742	1,045	632
Intersegment long-term debt	—	—	—	—	700	700
Other Liabilities:
Pension, postretirement and postemployment benefits	2,224	2,040	2,204	2,021	20	19
Other	336	407	238	307	138	207

Total other liabilities	2,560	2,447	2,442	2,328	158	226

Commitments and contingencies (Note 15)
Minority interest	106	75	105	74	1	1
Shareholders’ equity:
Preference shares, €2.25 par value; authorized 200,000,000 shares in 2004 and 2003; issued 8,000,000 shares in 2004 and 2003	19	19	19	19	—	—
Common shares, €2.25 par value; authorized 400,000,000 shares in 2004 and 2003, issued 133,937,488 shares in 2004 and 132,913,714 shares in 2003	312	309	312	309	170	135
Paid-in capital	6,328	6,310	6,328	6,310	1,186	947
Treasury stock, 154,813 shares in 2004 and 116,706 shares in 2003, at cost	(8)	(7)	(8)	(7)	—	—
Retained earnings (deficit)	(1,125)	(1,217)	(1,125)	(1,217)	(12)	120
Accumulated other comprehensive income (loss)	(496)	(539)	(496)	(539)	75	39
Unearned compensation on restricted shares and options	(1)	(1)	(1)	(1)	—	—

Total shareholders’ equity	5,029	4,874	5,029	4,874	1,419	1,241

Total	$18,080	$17,727	$14,994	$15,382	$5,778	$5,058

The “Consolidated” data in this statement include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental “Equipment Operations” (with “Financial Services” on the equity basis) data in this statement include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” data in this statement include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(in millions)
Operating activities:
Net income (loss)	$125	$(157)	$(426)	$125	$(157)	$(426)	$159	$93	$60
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Cumulative effect of change in accounting principle	—	—	325	—	—	325	—	—	—
Depreciation and amortization	325	346	346	261	246	228	64	100	118
Deferred income tax expense (benefit)	4	(72)	(277)	64	(125)	(195)	(60)	53	(82)
(Gain) loss on disposal of fixed assets	(21)	(1)	(15)	(21)	(1)	(15)	—	—	—
Undistributed (earnings) losses of unconsolidated subsidiaries	2	10	10	(43)	(61)	(42)	(5)	—	(4)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	(97)	138	16	97	(138)	(16)
(Increase) decrease in wholesale and other notes receivable	911	593	340	712	(26)	101	199	619	239
(Increase) decrease in inventories	85	(139)	335	85	(139)	335	—	—	—
(Increase) decrease in prepayments and other current assets	(10)	36	(4)	(12)	34	(1)	2	2	(3)
(Increase) decrease in other assets	(369)	(14)	380	(122)	(17)	226	(247)	3	154
Increase (decrease) in accounts payable	(59)	(4)	49	(58)	(5)	52	(1)	1	(3)
Increase (decrease) in other accrued liabilities	26	(173)	(228)	(10)	(213)	(235)	36	40	7
Increase (decrease) in other liabilities	(24)	204	8	(7)	209	22	(17)	(5)	(14)
Other, net	(25)	167	134	2	183	94	(27)	(16)	39

Net cash (used) provided by operating activities	970	796	977	879	66	485	200	752	495

Investing activities:
Acquisitions and investments, net of cash acquired	(38)	(40)	(234)	(113)	(83)	(296)	(10)	(11)	(11)
Additions to retail receivables	(5,183)	(4,463)	(3,854)	—	—	—	(5,183)	(4,463)	(3,854)
Proceeds from new retail securitizations	2,218	2,857	2,598	—	—	—	2,218	2,857	2,598
Collections of retail receivables	2,281	1,263	1,268	—	—	—	2,281	1,263	1,268
Collections of retained interests in securitized retail receivables	115	151	186	—	—	—	115	151	186
Proceeds from sale of businesses and assets	255	212	182	93	54	60	162	158	122
Expenditures for property, plant and equipment	(180)	(194)	(241)	(179)	(192)	(237)	(1)	(2)	(4)
Expenditures for equipment on operating leases	(81)	(51)	(166)	—	—	—	(81)	(51)	(166)

Net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools	(613)	(265)	(261)	(199)	(221)	(473)	(499)	(98)	139
(Deposits in) withdrawals from Fiat affiliates cash management pools	217	(715)	(398)	221	(915)	(193)	(4)	200	(204)

Net cash (used) provided by investing activities	(396)	(980)	(659)	22	(1,136)	(666)	(503)	102	(65)

Financing activities:
Intersegment activity	—	—	—	(72)	484	(116)	72	(484)	116
Proceeds from issuance of long-term debt — Fiat affiliates	5	147	—	5	147	—	—	—	—
Proceeds from issuance of long-term debt — other	1,452	1,282	738	497	1,053	9	955	229	729
Payment of long-term debt — Fiat affiliates	(634)	(16)	(544)	(490)	—	(487)	(144)	(16)	(57)
Payment of long-term debt — other	(923)	(800)	(1,022)	(130)	(535)	(137)	(793)	(265)	(885)
Net increase (decrease) in short-term revolving credit facilities	(143)	(23)	79	(530)	306	645	387	(329)	(566)
Issuance of common shares	—	—	201	—	—	201	—	54	73
Dividends paid	(33)	(33)	(28)	(33)	(33)	(28)	(109)	(22)	(3)
Other, net	(1)	(19)	—	(1)	(19)	—	85	—	—

Net cash (used) provided by financing activities	(277)	538	(576)	(754)	1,403	87	453	(833)	(593)

Effect of foreign exchange rate changes on cash and cash equivalents	15	34	(78)	4	20	(55)	11	14	(24)

Increase (decrease) in cash and cash equivalents	312	388	(336)	151	353	(149)	161	35	(187)
Cash and cash equivalents, beginning of year	619	231	567	486	133	282	133	98	285

Cash and cash equivalents, end of year	$931	$619	$231	$637	$486	$133	$294	$133	$98

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
The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of cash flows.

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

						Accumulated
						Other
					Retained	Comprehensive			Comprehensive
	Preference	Common	Paid-in	Treasury	Earnings	Income	Unearned		Income
	Shares	Shares	Capital	Stock	(Deficit)	(Loss)	Compensation	Total	(Loss)

	(in millions)
Balance, January 1, 2002	$—	$143	$2,995	$(7)	$(573)	$(646)	$(3)	$1,909
Comprehensive loss:
Net loss	—	—	—	—	(426)	—	—	(426)	$(426)
Translation adjustment	—	—	—	—	—	88	—	88	88
Pension liability adjustment (net of tax of $134 million)	—	—	—	—	—	(278)	—	(278)	(278)
Derivative financial instruments:
Losses deferred (net of tax of $16 million)	—	—	—	—	—	(30)	—	(30)	(30)
Losses reclassified to earnings	—	—	—	—	—	31	—	31	31

Total									$(615)

Issuance of common shares	—	23	178	—	—	—	—	201
Conversion of debt to equity	—	139	1,154	—	—	—	—	1,293
Dividends declared	—	—	—	—	(28)	—	—	(28)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2002	—	305	4,327	(7)	(1,027)	(835)	(2)	2,761
Comprehensive income:
Net loss	—	—	—	—	(157)	—	—	(157)	$(157)
Translation adjustment	—	—	—	—	—	263	—	263	263
Pension liability adjustment (net of tax of $1 million)	—	—	—	—	—	(1)	—	(1)	(1)
Unrealized gain on available for sale securities (net of tax of $13 million)	—	—	—	—	—	20	—	20	20
Derivative financial instruments:
Losses deferred (net of tax of $7 million)	—	—	—	—	—	(4)	—	(4)	(4)
Losses reclassified to earnings	—	—	—	—	—	18	—	18	18

Total									$139

Issuance of common shares	—	4	16	—	—	—	—	20
Conversion of debt to equity	19	—	1,967	—	—	—	—	1,986
Dividends declared	—	—	—	—	(33)	—	—	(33)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2003	19	309	6,310	(7)	(1,217)	(539)	(1)	4,874
Comprehensive income:
Net income	—	—	—	—	125	—	—	125	$125
Translation adjustment	—	—	—	—	—	86	—	86	86
Pension liability adjustment (net of tax of $58 million)	—	—	—	—	—	(64)	—	(64)	(64)
Unrealized gain on available for sale securities (net of tax of $2 million)	—	—	—	—	—	(2)	—	(2)	(2)
Derivative financial instruments:
Gains deferred (net of tax of $16 million)	—	—	—	—	—	18	—	18	18
Losses reclassified to earnings	—	—	—	—	—	5	—	5	5

Total	—	—	—	—	—	—	—	—	$168

Purchase of treasury shares	—	—	—	(1)	—	—	—	(1)
Issuance of common shares	—	3	18	—	—	—	—	21
Dividends declared	—	—	—	—	(33)	—	—	(33)

Balance, December 31, 2004	$19	$312	$6,328	$(8)	$(1,125)	$(496)	$(1)	$5,029

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of changes in shareholders’ equity.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1: Nature of Operations
      CNH Global N.V. (“CNH”), is incorporated in The Netherlands under Dutch law. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH’s Financial Services’ operations offer a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.
      CNH is controlled by Fiat Netherlands Holding N.V. (“Fiat Netherlands”), a wholly owned subsidiary of Fiat S.p.A. (“Fiat”), a company organized under the laws of Italy, which owned approximately 84% of the outstanding common shares of CNH at December 31, 2004. Additionally, Fiat and an affiliate of Fiat own a total of 8 million shares of Series A Preference Shares (“Series A Preferred Stock”). In total, Fiat voting power approximates 85% of CNH’s outstanding capital stock. If the Series A Preferred Stock were converted to common stock as of December 31, 2004, Fiat’s ownership of CNH’s common stock would rise to approximately 91%.
Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation
      CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. dollars. The financial statements include the accounts of CNH’s majority-owned subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH’s equipment operations and financial services operations as follows:
      Equipment Operations — The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s Financial Services business are reflected, respectively, in “Equity in income (loss) of unconsolidated subsidiaries and affiliates — Financial Services” in the accompanying consolidated statements of operations, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.
      Financial Services — The financial information captioned “Financial Services” reflects the consolidation or combination of CNH’s Financial Services business including allocation of assets and liabilities to the business.
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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Investments in unconsolidated subsidiaries and affiliates that are at least 20% owned, or where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH’s proportionate share of the entity’s respective profits or losses. Dividends received from these entities reduce the carrying value of the investments.
      The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts, and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities they are each classified as a qualifying special purpose entity (“QSPE”) under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. For additional information on the Company’s receivable securitization programs, see “Note 4: Accounts and Notes Receivable.”

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

Reclassification of cash flows related to retail receivables and change in accounting policy for deposits in Fiat affiliates cash management pools (“Deposits with Fiat”)
      Reclassification of cash flows related to retail receivables: In 2004, CNH made certain reclassifications of items in its consolidated balance sheets and cash flow statements which it believes improves the presentation of the items that were reclassified. The accompanying 2003 balances and 2003 and 2002 cash flows have been reclassified to conform to the 2004 classification.
      During 2004, the staff of the Securities and Exchange Commission expressed their views regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of these public comments, management decided to make reclassifications to the consolidated statements of cash flows with respect to certain of its receivables. Previously, CNH recognized activity related to all receivables as part of the cash flows from operating activities within the consolidated statements of cash flows, including cash flows arising from the origination of retail receivables, the securitization of retail receivables, and cash collections related to certificated retained interests.
      CNH made a reclassification to move the activity related to the investment in retail receivables from the operating activity section to the investing activity section of the consolidated statements of cash flows. CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The disclosures added to the investing activity section include addition of retail receivables, proceeds from the sale of retail receivables, collection of retail receivables and collection of retained interests from the securitization of retail receivables. The reclassification classifies cash receipts from the sale of inventory as operating activities and classifies cash flows from investing in retail receivables as investing activities.
      Change in accounting policy for Deposits with Fiat: In connection with the aforementioned reclassification, CNH reviewed its presentation of cash flow and its cash and cash equivalent balances on its balance sheet. As a result of this review, CNH determined that it would change its accounting policy defining cash equivalents and correspondingly reclassify its balance sheet and cash flow presentation. The new policy classifies “Cash with Fiat Affiliates,” which was previously included in cash equivalents, as “Deposits in Fiat

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
affiliates cash management pools” (“Deposits with Fiat”) and reflects cash flows arising from deposits in and withdrawals from such cash pools as cash flows from investing activities. Although none of the agreements or conditions governing these deposits has materially changed since the inception of the cash management arrangements, CNH has decided to change its presentation of such deposits to show them as a separate investment and not as a component of cash equivalents. CNH continues to have the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice, and CNH continues to access funds deposited in these accounts on a daily basis.
      The 2003 and 2002 consolidated balance sheets and statements of cash flows have been reclassified to conform to this presentation.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the effects of the reclassification and change in accounting policy is as follows:

	2003				2002

	As	Retail	Change in		As	Retail	Change in
	Previously	Receivables	Accounting	As Currently	Previously	Receivables	Accounting	As Currently
	Reported	Reclassification	Policy	Reported	Reported	Reclassification	Policy	Reported

	(in millions)
Consolidated Balance Sheets
Cash and cash equivalents — Fiat affiliates	$1,325	$—	$(1,325)	$—
Cash and cash equivalents — Other	619	—		619
Total cash and cash equivalents	1,944	—	(1,325)	619
Deposits in Fiat affiliates cash management pools	—	—	1,325	1,325
Consolidated Statements of Cash Flows
Operating Activities
(Increase) decrease in receivables	367	(367)	—	—	$580	$(580)	$—	$—
(Increase) decrease in wholesale and other notes receivable	—	593	—	593	—	340	—	340
(Increase) decrease in other assets	4	(18)	—	(14)	368	12	—	380
Other, net	183	(16)	—	167	104	30	—	134
Net cash (used) provided by operating activities	604	192		796	1,175	(198)	—	977
Investing Activities
Additions to retail receivables	—	(4,463)	—	(4,463)	—	(3,854)	—	(3,854)
Proceeds from new retail securitizations	—	2,857	—	2,857	—	2,598	—	2,598
Collections of retail receivables	—	1,263	—	1,263	—	1,268	—	1,268
Collections of retained interests in securitized retail receivables	—	151	—	151	—	186	—	186
(Deposits in) withdrawals from Fiat affiliates cash management pools	—		(715)	(715)	—	—	(398)	(398)
Net cash (used) provided by investing activities	(73)	(192)	(715)	(980)	(459)	198	(398)	(659)
Effect of foreign exchange rate changes on cash and cash equivalents	100	—	(66)	34	(28)	—	(50)	(78)
Increase (decrease) in cash and cash equivalents	1,169	—	(781)	388	112	—	(448)	(336)
Cash and cash equivalents, beginning of year	775	—	(544)	231	663	—	(96)	567
Cash and cash equivalents, end of year	1,944	—	(1,325)	619	775	—	(544)	231

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003				2002

	As	Retail	Change in		As	Retail	Change in
	Previously	Receivables	Accounting	As Currently	Previously	Receivables	Accounting	As Currently
	Reported	Reclassification	Policy	Reported	Reported	Reclassification	Policy	Reported

	(in millions)
Equipment Operations
Balance Sheets
Cash and cash equivalents — Fiat affiliates	$1,315	$—	$(1,315)	$—
Cash and cash equivalents — Other	486	—	—	486
Total cash and cash equivalents	1,801	—	(1,315)	486
Deposits in Fiat affiliates cash management pools	—	—	1,315	1,315
Equipment Operations Statements of Cash Flows
Investing Activities
(Deposits in) withdrawals from Fiat affiliates cash management pools	—	—	(915)	(915)	$—	$—	$(193)	$(193)
Net cash (used) provided by investing activities	(221)	—	(915)	(1,136)	(473)	—	(193)	(666)
Effect of foreign exchange rate changes on cash and cash equivalents	84	—	(64)	20	(8)	—	(47)	(55)
Increase (decrease) in cash and cash equivalents	1,332	—	(979)	353	91	—	(240)	(149)
Cash and cash equivalents, beginning of year	469	—	(336)	133	378	—	(96)	282
Cash and cash equivalents, end of year	1,801	—	(1,315)	486	469	—	(336)	133

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003				2002

	As	Retail	Change in		As	Retail	Change in
	Previously	Receivables	Accounting	As Currently	Previously	Receivables	Accounting	As Currently
	Reported	Reclassification	Policy	Reported	Reported	Reclassification	Policy	Reported

	(in millions)
Financial Services
Balance Sheets
Cash and cash equivalents — Fiat affiliates	$10	$—	$(10)	$—
Cash and cash equivalents — Other	133	—	—	133
Total cash and cash equivalents	143	—	(10)	133
Deposits in Fiat affiliates cash management pools	—		10	10
Financial Services Statements of Cash Flows
Operating Activities
(Increase) decrease in receivables	393	(393)	—	—	$479	$(479)	$—	$—
(Increase) decrease in wholesale and other notes receivable	—	619	—	619	—	239	—	239
(Increase) decrease in other assets	21	(18)	—	3	142	12	—	154
Other, net	—	(16)	—	(16)	9	30	—	39
Net cash (used) provided by operating activities	560	192	—	752	693	(198)	—	495
Investing Activities
Additions to retail receivables	—	(4,463)	—	(4,463)	—	(3,854)	—	(3,854)
Proceeds from new retail securitizations	—	2,857	—	2,857	—	2,598	—	2,598
Collections of retail receivables	—	1,263	—	1,263	—	1,268	—	1,268
Collections of retained interests in securitized retail receivables	—	151	—	151	—	186	—	186
(Deposits in) withdrawals from Fiat affiliates cash management pools	—	—	200	200	—	—	(204)	(204)
Net cash (used) provided by investing activities	94	(192)	200	102	(59)	198	(204)	(65)
Effect of foreign exchange rate changes on cash and cash equivalents	16	—	(2)	14	(20)	—	(4)	(24)
Increase (decrease) in cash and cash equivalents	(163)	—	198	35	21	—	(208)	(187)
Cash and cash equivalents, beginning of year	306	—	(208)	98	285	—	—	285
Cash and cash equivalents, end of year	143	—	(10)	133	306	—	(208)	98

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition
      Equipment Operations record sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. In the United States and the majority of international locations, title to equipment and replacement parts transfers to the dealer generally upon shipment. In various international locations, certain equipment and replacement parts are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Under these circumstances, sales are not recorded until a retail customer has purchased the goods. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH is obligated to repurchase new equipment from the dealer. CNH has credit limits and other safeguards in place to monitor the financial stability of its dealers. In cases where dealers are unable to pay for equipment or parts, CNH attempts to have these goods returned or negotiate a settlement of the outstanding receivables.
      For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate provisions for doubtful receivables as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the interest free period. In 2004 and 2003, interest free periods averaged 3.5 months and 3.8 months, respectively, on approximately 67% and 68%, respectively, of sales for the agricultural equipment business. In 2004 and 2003, interest free periods averaged 3.5 months and 3.4 months, respectively, on approximately 67% and 64%, respectively, of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.
      Financial Services records finance and interest income on retail and other notes receivables and finance leases using the effective interest method.

Sales Allowances
      CNH grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is reserved for and recorded as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The amounts of incentives to be paid are estimated based upon historical data, future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, the Company may take actions to increase customer incentives possibly resulting in an increase in the deduction recorded in arriving at net sales amount at the time the incentive is offered.

Modification Programs and Warranty Costs
      The costs of major programs to modify products in the customer’s possession are accrued when these costs can be identified and quantified. Normal warranty costs are recorded at the time of sale.

Advertising
      CNH expenses advertising costs as incurred. Advertising expense totaled $39 million, $54 million and $67 million for the years ended December 31, 2004, 2003, and 2002, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development
      Research and development costs are expensed as incurred.

Foreign Currency Translation
      CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency, except for those operating in hyperinflationary economies. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income (loss) in the period during which they arise. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies for which both translation adjustments and gains and losses on foreign currency transactions are included in the determination of net income (loss) in the period during which they arise. Net foreign exchange gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations.

Cash and Cash Equivalents
      Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less excluding Deposits with Fiat. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Deposits in Fiat Affiliates Cash Management Pools
      Deposits with Fiat are repayable to CNH upon one business day’s notice. The carrying value of Deposits with Fiat approximates fair value because of the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 22: Related Party Information.”

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

Inventories
      Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made for obsolete and slow-moving inventories.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2004, 2003 and 2002 is not significant in relation to the consolidated financial results.
      CNH evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. CNH assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis.

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

Goodwill and Intangibles
      Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying consolidated balance sheets. Goodwill and intangible assets deemed to have an indefinite useful life are reviewed for impairment at least annually. The Company performs its annual impairment review during the fourth quarter of each year. Impairment testing for goodwill is done at a reporting unit level. CNH has identified three reporting units: Agricultural Equipment, Construction Equipment and Financial Services. To determine fair value, CNH has relied on two valuation models: guideline company method and discounted cash flow.
      Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents. Non-indefinite lived intangible assets are being amortized on a straight-line basis over 5 to 30 years.
      Reference is made to “Note 3: Acquisitions of Businesses and Investments,” and “Note 9: Goodwill and Intangibles” for further information regarding goodwill and intangibles.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Software Acquired or Developed for Internal Use
      CNH defines internal-use software as software acquired or internally developed or modified solely to meet the internal needs of CNH. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage, assessment of technological feasibility and upon management’s authorization and commitment to fund the software project. Capitalization ceases at the point at which the computer software project is substantially complete and the software is ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. The capitalized costs of software acquired or developed for internal use are amortized on a straight-line basis over the useful life of the software, generally not exceeding five years.

Income Taxes
      CNH follows an asset and liability approach for financial accounting and reporting for income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which, based on available evidence, it is more likely than not that they will not be realized.

Retirement Programs
      CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing defined benefit pension and other postretirement benefits is based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

Derivatives
      CNH records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.
      Reference is made to “Note 16: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation Plans
      The Company has stock-based employee compensation plans which are described more fully in “Note 18: Option and Incentive Plans.” In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Beginning January 1, 2003, CNH adopted the Prospective Method of accounting for stock options under SFAS No. 148. The Prospective Method requires the recognition of expense for options granted, modified or settled since January 1, 2003. Prior to 2003, the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations.
      Additionally, compensation expense is reflected in net income (loss) for stock options granted prior to 2003 with an exercise price less than the quoted market price of CNH common shares on the date of grant.
      The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to all stock-based employee compensation for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002

Net income (loss), as reported	$125	$(157)	$(426)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	1	1
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(4)	(5)	(4)

Pro forma net income (loss)	$121	$(161)	$(429)

Earnings (loss) per share:
As reported:
Basic	$0.94	$(1.19)	$(4.40)
Diluted	$0.54	$(1.19)	$(4.40)
Pro Forma:
Basic	$0.91	$(1.22)	$(4.45)
Diluted	$0.52	$(1.22)	$(4.45)

Reclassifications
      Certain reclassifications of prior year amounts have been made in order to conform with the current year presentation.

New Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”) which is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 requires abnormal amounts of facility expense, freight, handling costs and spoilage be recognized as current-period changes. Adoption of this statement is not expected to have a material impact on the Company’s financial position and results of operation.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB issued SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company has not yet determined the impact of adopting this statement.
      On October 13, 2004, the FASB Emerging Issues Task Force (“EITF”) ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share (“Issue No. 04-8”) which changes the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the fourth quarter of 2004, under the provisions of Issue No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented.
      Subsequent to the issuance of FASB Statement No. 128, “Earnings Per Share” (“SFAS No. 128”), the FASB staff issued Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” (“Topic D-95”) to address the effect of participating convertible securities on the computation of basic EPS. Topic D-95 clarifies that participating securities that are convertible into common shares be included in the computation of basic EPS if the effect is dilutive. Topic D-95 states that the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two class method) is an accounting policy decision; however, the dilutive effect on basic EPS cannot be less than that which would result from the application of the two-class method that would be required if the same security were not convertible. EITF Issue No. 03-6, “Participating Securities and the Two Class Method under FASB Statement No. 128” (“EITF No. 03-6”) provides the EITF’s consensus on various issues related to these topics. EITF No. 03-6 will have an impact on basic earnings per share beginning in 2005, when the Series A Preferred Stock becomes participating.
      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”
      The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No. 106-1”) that allowed sponsors to elect to defer recognition of the effects of the Medicare Act. In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”) which provides guidance on accounting for the effects of the Medicare Act for employers that sponsor postretirement heath care plans that provide prescription drug benefits.
      Based on the provisions of FSP No. 106-2 and the Medicare Act, the Company has re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service of approximately $70 million. The Company has elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2004 net periodic postretirement benefit costs of approximately $10 million. The Company has not incurred a reduction in current gross benefit payments and expects to receive subsidy payments beginning in 2006.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3:	Acquisitions of Businesses and Investments

Kobelco
      In January 2002, CNH entered into a global alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”) and Kobe Steel, Ltd. for the development, production and sale of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America, Inc. (“Kobelco America”) for approximately $101 million net of cash acquired and assumption of debt. The Kobelco America transaction is accounted for as a purchase and accordingly, the accompanying consolidated financial statements include the results of operations of Kobelco America from January 2002. In addition, in January 2002, CNH acquired a 10% interest in Kobelco Japan and certain other intangibles for $78 million. In July 2002, CNH increased its interest in Kobelco Japan from 10% to 20% for approximately $42 million. Goodwill associated with these transactions totaled $38 million. The CNH and Kobelco Japan alliance, which initially allowed CNH to increase its interest in Kobelco Japan from 20% to 35% by the third quarter of 2004, was modified during 2004 to extend the option period into the second quarter of 2005. The Kobelco Japan investment is accounted for using the equity method.
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

CNH Capital Europe SAS
      During the second quarter of 2002, CNH and BNP Paribas Lease Group (“BPLG”) formed CNH Capital Europe SAS (“CNH Capital Europe”), a retail financing partnership. CNH Capital Europe, which holds the retail financing portfolio, covers all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of the shares of CNH Capital Europe, and CNH owns the remaining 49.9% of the shares. CNH accounts for its interest in CNH Capital Europe using the equity method. BPLG provides funding and administrative services for CNH Capital Europe, while CNH’s own European financial services businesses are responsible for the marketing and origination of financial products.
      In connection with the creation of the joint venture, CNH sold approximately $100 million of retail receivables directly to BPLG during the third quarter of 2002. Additionally, CNH sold approximately $200 million of retail receivables to CNH Capital Europe during the fourth quarter of 2002. The receivables sold were previously funded by CNH’s Financial Services’ subsidiaries in Italy and the United Kingdom, respectively. Beginning in September 2005, either CNH or BPLG may terminate the BPLG joint venture by providing nine months prior written notice.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4:	Accounts and Notes Receivable

On-Book Receivables
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
      A summary of receivables as of December 31, 2004 and 2003 is as follows:

	2004	2003

	(in millions)
Wholesale notes and accounts	$1,920	$2,574
Retail and other notes and finance leases	3,441	2,938
Other notes	745	674

Gross receivables	6,106	6,186
Less:
Allowance for credit losses	(211)	(190)
Current portion	(3,171)	(3,797)

Total long-term receivables, net	$2,724	$2,199

      Maturities of long-term receivables as of December 31, 2004 are as follows:

Amount

(in millions)
2006	$1,347
2007	571
2008	505
2009	229
2010 and thereafter	72

Total long-term receivables, net	$2,724

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
      Allowance for credit losses activity for the years ended December 31 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(in millions)
Balance, beginning of year	$190	$229	$300
Provision for credit losses	76	98	104
Receivables written off	(69)	(172)	(141)
Other, net	14	35	(34)

Balance, end of year	$211	$190	$229

Off-Book Securitizations

Wholesale Receivables Securitizations
      CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPE”), where required by bankruptcy laws, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly are not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.
      The facilities consist of a new master trust facility in both Canada and Australia that were formed in 2004 and an existing master trust facility in the U.S. The new Canadian facility consists of C$162 million term senior and subordinated asset-backed notes with a two year maturity, C$189 million term senior and subordinated asset-backed notes with a three year maturity, and a 364-day C$250 million conduit facility that is renewable annually (July 2005). The new Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (May 2005) at the sole discretion of the purchasers. The U.S. master trust facility consists of $522 million term senior and subordinated asset-backed notes with a two year maturity, $522 million term senior and subordinated asset-backed notes with a three year maturity and a 364-day, $700 million conduit facility that is renewable annually (September 2005) at the sole discretion of the purchasers.
      At December 31, 2004, $1.5 billion, C$405 million and A$90 million were outstanding under these facilities, consisting of $1.9 billion, C$507 million and A$128 million of wholesale receivables sold less CNH’s retained undivided interest of $330 million, C$102 million and A$38 million. At December 31, 2003, $1.3 billion was outstanding under the U.S. facility, consisting of $1.6 billion of wholesale receivables sold less CNH’s retained undivided interest of $259 million. Under the former Canadian facility at December 31, 2003, C$325 million was outstanding, consisting of C$441 million of wholesale receivables sold less CNH’s retained undivided interest of C$116 million. There was no Australian facility at December 31, 2003. The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in “Accounts and notes receivable, net” in the accompanying consolidated balance sheets.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The retained undivided interests represent collateralized wholesale receivables that provide recourse to investors in the event of default. In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.
      The cash flows between CNH and the facilities for the years ended December 31, 2004 and 2003 included:

	2004	2003

	(in millions)
Proceeds from new securitizations	$874	$1,518
Repurchase of receivables	605	1,066
Proceeds from collections reinvested in the facility	6,618	4,736
      In September 2004, CNH entered into a wholesale securitization program in Europe, whereby certain of its Equipment Operations’ sold a total of $484 million of receivables and a financial services subsidiary subscribed to $226 million of notes representing undivided retained interests. At December 31, 2004, the amount outstanding under this program was $466 million, and the Financial Services’ subsidiary had an undivided retained interest of $225 million.
      In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2004 and 2003, $108 million and $174 million, respectively, of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.
      At December 31, 2004 and 2003, certain subsidiaries of CNH sold, with recourse, wholesale receivables totaling $916 million and $1.1 billion, respectively. The receivables sold are reflected in the “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt — other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

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
      CNH securitized retail notes with a net principal value of $2.3 billion, $3.0 billion and $2.6 billion in 2004, 2003 and 2002, respectively. CNH recognized gains on the sales of these receivables of $70 million, $101 million and $68 million in 2004, 2003 and 2002, respectively.
      In conjunction with these sales, CNH retains certain interests in the sold receivables including ABS certificates issued, interest-only strips, spread accounts and the rights to service the sold receivables. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.
      Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2004 and 2003, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $48 million and $68 million, respectively. Total spread account balances were $294 million and $249 million at December 31, 2004 and 2003, respectively.

Retained Interests
      The components of CNH’s retained interests as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(in millions)
Receivables:
Collateralized wholesale receivables	$448	$319
Interest only strips	103	92
Spread and other	389	268

Total amount included in “Accounts and notes receivable”	940	679
Other assets:
ABS certificates	241	231
Undivided retained interest	225	—

Total amount included in “Other assets”	466	231

Total retained interests	$1,406	$910

      CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2004 and 2003, $27 million and $7 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.
      Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2004 and 2003 were as follows:

			Weighted
	Range		Average

	2004	2003	2004	2003

Constant prepayment rate	17.00 – 20.00%	17.00 – 20.00%	17.39%	17.48%
Annual credit loss rate	0.37 – 0.83%	0.26 – 1.58%	0.48%	0.52%
Discount rate	8.50 – 10.00%	4.37 – 6.97%	9.52%	5.16%
Remaining maturity in months	20 – 22	17 – 22	22	21
      CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $7 million, $12 million and $24 million in 2004, 2003 and 2002, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on Fair Value
      The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2004 and 2003 are as follows (in millions unless stated otherwise):

	2004			2003

	December 31,	10%	20%	December 31,	10%	20%
	Assumption	Change	Change	Assumption	Change	Change

	Weighted Average			Weighted Average
Constant prepayment rate	16.56%	$1.9	$3.5	19.31%	$1.0	$2.0
Annual credit loss rate	0.69%	$2.4	$4.9	0.68%	$6.9	$12.7
Discount rate	9.37%	$4.0	$6.9	5.62%	$2.0	$4.0
Remaining maturity in months	17			16
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
      Actual and expected credit losses are summarized as follows:

	Receivables Securitized in

	2001	2002	2003	2004

As of December 31, 2004	0.76%	0.58%	0.89%	0.57%
As of December 31, 2003	0.74%	0.66%	0.65%
As of December 31, 2002	0.78%	1.04%
      Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.
      CNH’s cash flows related to securitization activities for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003	2002

	(in millions)
Proceeds from new retail securitizations	$2,218	$2,857	$2,598
Servicing fees received	37	51	37
Cash received on other retained interests	85	70	56
Cash paid upon cleanup call	77	213	162

Other Receivables Securitizations
      In addition to the wholesale and retail securitizations described above, a new master note trust was formed in September 2004 to facilitate the financing of U.S. credit card receivables. The U.S. credit company originates credit card receivables and transfers them without recourse to a bankruptcy remote SPE through which receivables are then transferred to a trust. The maximum amount of funding eligible through the facility is $250 million and is accounted for as a secured financing. The facility is renewable in June 2007.
      In November 2004, a new trust was formed for the securitization of retail receivables in Australia. The Company transfers the receivables to a bankruptcy remote trust, which will have a limited life and terminate upon final distribution of amounts owed to investors or upon exercise of a clean-up call option by CNH. At

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, A$416 million of receivables were transferred to the trusts, which was accounted for as a secured financing.

Managed Portfolio — Financial Services
      Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2004 and 2003 are as follows:

	Principal	Principal More
	Amount of	Than 30 Days	Net Credit
	Receivables At	Delinquent At	Losses for the
	December 31,	December 31,	Year Ending

	(in millions)
2004

Type of receivable:
Wholesale notes and accounts	$3,540	$105	$7
Retail and other notes and finance leases	9,719	250	43

Total managed	$13,259	$355	$50

Comprised of:
Receivables held in portfolio	$4,153
Receivables serviced for Equipment Operations	1,068
Receivables serviced for Joint Venture	1,654
Securitized	6,384

Total managed	$13,259

2003

Type of receivable:
Wholesale notes and accounts	$3,334	$95	$8
Retail and other notes and finance leases	9,095	315	141

Total managed	$12,429	$410	$149

Comprised of:
Receivables held in portfolio	$3,796
Receivables serviced for Equipment Operations	1,179
Receivables serviced for Joint Venture	1,401
Securitized	6,053

Total managed	$12,429

Non-Cash Retail Receivables Operating and Investing Activities
      Non-cash operating and investing activities include retail receivables of $216 million, $260 million and $181 million that were exchanged for retained interests in securitized retail receivables in 2004, 2003 and 2002, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5: Inventories
      Inventories as of December 31, 2004 and 2003 consist of the following:

	2004	2003

	(in millions)
Raw materials	$501	$416
Work-in-process	212	243
Finished goods	1,802	1,819

Total inventories	$2,515	$2,478

Note 6: Property, Plant and Equipment
      A summary of property, plant and equipment as of December 31, 2004 and 2003 is as follows:

	2004	2003

	(in millions)
Land, buildings and improvements	$873	$861
Plant and machinery	2,083	1,941
Other equipment	465	435
Construction in progress	80	89

	3,501	3,326
Accumulated depreciation	(2,023)	(1,798)

Net property, plant and equipment	$1,478	$1,528

      Depreciation expense totaled $222 million, $213 million and $202 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
      A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2004 and 2003 is as follows:

Method of Accounting	2004	2003

	(in millions)
Equity method	$450	$422
Cost method	7	7

Total	$457	$429

      At December 31, 2004 and 2003, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Europe, Turkey, Mexico, Japan, India and Pakistan.
      Combined financial information of equity method unconsolidated affiliated companies is as follows:

	As of December 31,

Operations	2004	2003	2002

	(in millions)
Sales	$3,341	$2,301	$1,682

Net Income	$110	$67	$29

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

Financial Position	2004	2003

	(in millions)
Total Assets	$4,705	$3,931

Note 8: Equipment on Operating Leases
      A summary of Financial Services’ equipment on operating leases as of December 31, 2004 and 2003 is as follows:

	2004	2003

	(in millions)
Equipment on operating leases	$341	$525
Accumulated depreciation	(126)	(172)

Net equipment on operating leases	$215	$353

      Depreciation expense totaled $60 million, $96 million and $114 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2004, are as follows:

Amount

(in millions)
2005	$68
2006	33
2007	14
2008	6
2009 and thereafter	1

Total	$122

Note 9: Goodwill and Intangibles
      The Company adopted SFAS No. 142 effective in the first quarter of 2002. Under SFAS No. 142, the Company no longer amortizes goodwill and other intangible assets with indefinite useful lives. Instead, the carrying value is evaluated for impairment on an annual basis, unless events warrant more frequent review, and any excess in carrying value over the estimated fair value is charged to results of operations.
      CNH has identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. The fair values of the reporting units were determined based on the discounted cash flow model (primarily for the Agricultural Equipment and Construction Equipment reporting units) and/or the guideline company method which values companies by comparing them to similar companies whose equity securities are publicly traded or were involved in recent purchase and sale transactions (primarily for the Financial Services’ reporting unit). The valuation models utilize assumptions and projections that have a significant impact on the valuations. These assumptions involve significant judgment regarding projected future revenues, projected future margins, weighted average cost of capital or discount rate and control premium.
      Upon adoption of SFAS No. 142 and effective in the first quarter of 2002, CNH recorded a one-time, non-cash charge of approximately $325 million. Such charge is reflected as a cumulative effect of a change in accounting principle, net of tax in the accompanying consolidated statements of operations. The charge

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consists of $319 million to reduce the carrying value of goodwill attributed to the Construction Equipment reporting unit recorded in connection with New Holland’s acquisition of Case Corporation in 1999 and approximately $6 million related to CNH’s portion of a goodwill impairment recognized by an equity method joint venture in the Construction Equipment reporting unit. The impairment is primarily a result of the decline in the construction equipment market experienced by CNH and its competitors in the period prior to the adoption date of SFAS No. 142. From late 1999 through the adoption date of SFAS No. 142, the overall worldwide demand for construction equipment decreased approximately 15% based on units sold. During the same period, demand for the Company’s construction equipment decreased approximately 25% based on units sold. In addition to the overall market decline, the Company’s decline reflects the phase in/phase out of products from the date of acquisition to the adoption date of SFAS No. 142.
      Prior to the adoption of SFAS No. 142, CNH had evaluated recoverability of goodwill using an undiscounted cash flow methodology in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” When factors indicated that goodwill should be evaluated for possible impairment, CNH used an estimate of the undiscounted cash flows of the consolidated enterprise, versus reporting unit level, over the remaining life of the goodwill to measure whether goodwill was recoverable. Under SFAS No. 121, no goodwill impairment was required from the acquisition date through December 31, 2001. However, when required to assess recoverability of goodwill at a reporting unit level using the fair value methodology of SFAS No. 142, an impairment charge was required. This was attributed to the decline in the construction equipment industry discussed above, and the use of the two step method of evaluating impairment required under SFAS No. 142.
      Changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2004, and 2003 are as follows:

	Agricultural	Construction	Financial
	Equipment	Equipment	Services	Total

	(in millions)
Balance at January 1, 2003.	$1,764	$631	$138	$2,533
Divestitures	—	(3)	—	(3)
Impact of foreign exchange	11	6	7	24

Balance at December 31, 2003	1,775	634	145	2,554
Purchase accounting adjustment	(107)	(58)	—	(165)
Impact of foreign exchange	9	5	(1)	13

Balance at December 31, 2004	$1,677	$581	$144	$2,402

      During the fourth quarter of 2004, various tax valuation allowances totaling approximately $165 million, established in the purchase accounting related to the acquisition of Case Corporation, were reversed resulting in a reduction of goodwill.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004 and 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

		2004			2003

	Weighted		Accumulated			Accumulated
	Avg. Life	Gross	Amortization	Net	Gross	Amortization	Net

	(in millions)
Intangible assets subject to Amortization:
Engineering Drawings	20	$335	$86	$249	$335	$69	$266
Dealer Networks	25	216	44	172	216	35	181
Software	5	53	27	26	24	9	15
Other	10 – 30	123	46	77	147	60	87

		727	203	524	722	173	549

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		37	—	37	17	—	17

		$1,037	$203	$834	$1,012	$173	$839

      CNH recorded amortization expense of $43 million, $37 million and $30 million during 2004, 2003 and 2002, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is approximately $45 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

Note 10:	Debt and Credit Lines

Credit lines
      CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit and similar agreements.
      CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat or under facilities guaranteed by Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. The debt owed by CNH to Fiat is unsecured. In 2004 and 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum on the average amount outstanding under facilities guaranteed by Fiat. In 2002, the guarantee fee ranged between 0.03125% and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH. After that time, Fiat has committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes.
      As of December 31, 2004, CNH had approximately $4.1 billion of its $7.0 billion total lines of credit available, including the asset-backed liquidity facilities described below.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes CNH’s credit facilities at December 31, 2004:

			Drawn

			Equipment	Financial
	Maturity	Amount	Operations	Services	Total	Available		Guarantor

	(In millions)
Committed Lines:
Revolving syndicated backup credit facility	2005	$1,800	$—	$—	$—	$1,800		Fiat
Backup credit facilities with third parties shared with some Fiat subsidiaries	2005	125	—	—	—	125		Fiat
Other backup facilities with third parties	2005	100	—	—	—	100		Fiat
Other committed lines guaranteed by Fiat	various	162	62	109	171	(9	)(1)	Fiat
Other committed lines (Financial Services, Brazil)	various	1,086	—	1,000	1,000	86		Fiat
Revolving credit facility with Fiat affiliate	2005	1,000	248	193	441	559		Fiat
Other committed lines		298	188	0	188	110

Total committed lines		4,571	498	1,302	1,800	2,771
Uncommitted Lines		692	537	102	639	53
Asset-backed Programs	various	1,699	—	448	448	1,251

Total credit facilities		$6,962	$1,035	$1,852	$2,887	$4,075

Drawn short-term debt			$973	$754	$1,727

Drawn long-term debt			$62	$1,098	$1,160

Total Credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$4,273	$310	$1,302	$1,612	$2,661

BCI debt guaranteed by Fiat			$169		$169

(1)	Includes translation to USD of draw-downs in other currencies. The draw downs are within the limits when stated in the contractual currency.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term debt including use of credit lines
      A summary of short-term debt, as of December 31, 2004 and 2003 is as follows:

	2004			2003

	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated

	(in millions)
Drawings under ABCP liquidity facilities	$—	$448	$448	$—	$83	$83
Drawings under other credit lines — third parties	725	113	838	1,119	184	1,303
Drawings under credit lines — Fiat affiliates	248	193	441	403	295	698

Drawn under credit lines & ABCP	973	754	1,727	1,522	562	2,084
Other short-term debt — third parties	8	91	99	—	26	26
Other short-term debt — Fiat affiliates	83	148	231	—	—	—
Intersegment short-term debt	24	414	—	—	312	—

Total short-term debt	$1,088	$1,407	$2,057	$1,522	$900	$2,110

      The drawings under credit lines for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.
      The weighted-average interest rates on consolidated short-term debt at December 31, 2004 and 2003 were 5.03% and 4.72%, respectively. The average rate is calculated using the actual rates at December 31, 2004 and 2003 weighted by the amount of the outstanding borrowings of each debt instrument.
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
      The applicable margin for related party debt is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. The cost of the related party debt has been lower than the corresponding rates that CNH could have been required to pay to unaffiliated third parties providing similar financing arrangements. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as advantageous as alternative sources of funds CNH may obtain from third parties; in those cases where CNH achieves negotiated margins more favorable than those applied by Fiat, CNH maximizes use of such more advantageous facilities before

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
returning to Fiat funding. The range of margins applied by Fiat to CNH’s related party debt outstanding as of December 31, 2004 was between 0.75% and 1.5%.
      Borrowings against asset-backed commercial paper liquidity facilities bear interest at prevailing asset-backed commercial paper rates. Borrowings may be obtained in U.S. dollars and certain other foreign currencies.
      Certain of CNH’s revolving credit facilities contain contingent requirements regarding the maintenance of financial conditions and impose some restrictions related to new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2004, CNH was in compliance with all debt covenants. The non-affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and provide for annual agency fees to the administrative agents for the facilities.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of long-term debt as of December 31, 2004 and 2003, including long-term drawings under credit lines, is as follows:

	2004			2003

	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated

	(in millions)
Public Notes:
Payable in 2005, interest rate of 7.25%	$218	$—	$218	$244	$—	$244
Payable in 2007, interest rate of 6.75%	—	127	127	—	127	127
Payable in 2009, interest rate of 6.00%	474	—	474	—	—	—
Payable in 2011, average interest rate of 9.22%	1,052	—	1,052	1,052	—	1,052
Payable in 2016, interest rate of 7.25%	254	—	254	254	—	254
Third Party Loan:
Payable in 2007, interest rate of 1.61% (floating rate)	169	—	169	188	—	188
Notes with Fiat affiliates:
Payable in 2005, interest rate of 3.50%	—	—	—	300	—	300
Payable in 2006, interest rate of 3.59% (floating rate)	700	—	700	700	—	700
Payable in 2006, interest rate of 3.33% (floating rate)	109	—	109	101	—	101
Other affiliated notes, weighted average interest rate of 5.75% and 7.51% respectively	21	—	21	262	—	262
Other affiliate notes, weighted-average interest rate of 4.86% and 4.11% respectively	—	219	219	—	306	306
Long-term drawings under credit lines	62	1,098	1,160	92	1,219	1,311
Other debt	25	378	403	—	41	41
Intersegment debt with Equipment Operations payable 2006, interest rate of 2.44% (floating rate)	—	700	—	—	700	—

Total long-term debt	3,084	2,522	4,906	3,193	2,393	4,886
Less-current maturities	(257)	(629)	(886)	(88)	(755)	(843)

Total long-term debt excluding current maturities	$2,827	$1,893	$4,020	$3,105	$1,638	$4,043

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2004, is as follows:

	Equipment	Financial
	Operations	Services	Consolidated

	(in millions)
2006	$947	$1,179	$1,426
2007	65	416	481
2008	9	215	224
2009	503	64	567
2010 and thereafter	1,303	19	1,322

Total	$2,827	$1,893	$4,020

      On August 1, 2003 and September 16, 2003, a total of $1.05 billion of Case New Holland, Inc. (“Case New Holland”) 9 1/4% Senior Notes due 2011 (the “9 1/4% Senior Notes”) were issued at a nominal net premium. On May 18, 2004, $500 million of Case New Holland, Inc. 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. The 6% Senior Notes, issued at a discount, resulted in net proceeds of approximately $474 million. Both the 9 1/4% Senior Notes and the 6% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict CNH’s ability to, among other things, incur additional debt; pay dividends on CNH’s capital stock or repurchase CNH’s capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by CNH’s restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell assets or merge with, or into, other companies. In addition, certain of the related agreements governing CNH subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.
      Other long-term debt for Financial Services includes, in 2004, amounts funded under a retail ABS term transaction for which assets have been retained on-book. See “Note 4: Accounts and Notes Receivable” for further details.
      Interest expense approximates interest paid for all periods presented.

Non-Cash Financing Activity
      During 2003, approximately $95 million of Equipment Operation’s short-term debt with Fiat was refinanced with long-term debt with Fiat in a non-cash transaction.

Note 11:	Income Taxes
      The sources of income (loss) before taxes, minority interest, equity in income (loss) of unconsolidated subsidiaries and affiliates and cumulative effect of change in accounting principle for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

		(in millions)
The Netherlands source	$(25)	$(80)	$(43)
Foreign sources	184	(138)	(83)

Income (loss) before taxes, minority interest, equity in income (loss) of unconsolidated subsidiaries and affiliates and cumulative effect of change in accounting principle	$159	$(218)	$(126)

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The provision (benefit) for income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	2004	2003	2002

	(in millions)
Current income taxes	$35	$23	$13
Deferred income taxes	4	(72)	(27)

Total tax provision (benefit)	$39	$(49)	$(14)

      A reconciliation of CNH’s statutory and effective income tax provision (benefit) before cumulative effect of change in accounting principle for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

Tax provision (benefit) at the Netherlands statutory	35%	(35)%	(35)%
Foreign income taxed at different rates	13	2	10
Change in tax status of certain entities	6	—	—
Effect of tax loss carryforwards	(10)	(5)	(6)
Change in valuation allowance	39	6	36
Dividend withholding taxes and credits	1	1	(15)
Reversal of tax contingency reserves	(11)	—	—
Stock deduction from legal entity rationalization	(41)	—	—
Other	(7)	9	(1)

Total tax provision (benefit)	25%	(22)%	(11)%

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of the net deferred tax asset as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(in millions)
Deferred tax assets:
Marketing and selling incentives	$136	$127
Bad debt reserves	41	40
Pension and postretirement benefits	677	536
Inventories	32	32
Warranty reserves	94	79
Restructuring reserves	10	55
Other reserves	426	513
Tax loss carryforwards	1,521	1,585
Less: Valuation allowance	(1,025)	(1,167)

Total deferred tax assets	1,912	1,800

Deferred tax liabilities:
Property, plant and equipment, net	67	190
Intangibles	261	274
Inventories	75	35
Other	349	396

Total deferred tax liabilities	752	895

Net deferred tax assets	$1,160	$905

      The net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2004 and 2003 as follows:

	2004	2003

	(in millions)
Current deferred tax asset	$374	$331
Long-term deferred tax asset	858	682
Current deferred tax liability	(5)	(4)
Long-term deferred tax liability	(67)	(104)

Net deferred tax asset	$1,160	$905

      CNH has operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The years in which they expire are as follows: $12 million in 2005; $19 million in 2006; $78 million in 2007; $13 million in 2008; $55 million in 2009; and $1.6 billion with expiration dates from 2010 through 2023. CNH also has operating tax loss carryforwards of $2.4 billion with indefinite lives.
      In 2004, CNH utilized deferred tax assets consisting of U.S. Federal tax loss carryforwards in the amount of $53 million. In 2003 and 2002, CNH recorded deferred tax assets without valuation allowances for U.S. Federal tax loss carryforwards in the amount of $97 million and $116 million, respectively. The realization of the deferred tax assets recorded as a result of the U.S. Federal tax loss carryforward is considered to be more likely than not. This determination was based upon the evaluation of recent operations after considering the impact of non-recurring items, the impact of the cyclical nature of the business on past

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and future profitability, expectations of sufficient future U.S. taxable income prior to the years in which the carryforwards expire as well as the impact of profit improvement initiatives on the future earnings of U.S. operations. These expectations of future profitability were based on assumptions regarding the Company’s market share, profitability of new model introductions and benefits from capital and operating restructuring actions. CNH cannot assure that it will generate the necessary profitability to realize all or part of the U.S. deferred tax assets and that in the future these assets will not require the recording of additional valuation allowances. A determination that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized will adversely impact CNH’s results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made.
      During 2004, 2003 and 2002, CNH generated income in certain international and U.S. state jurisdictions that supported reductions in the valuation allowance and recognized losses in certain international and U.S. state jurisdictions that supported increases in the valuation allowance. CNH has recorded deferred tax assets without valuation allowances in tax jurisdictions where CNH has generated income, as CNH believes it is more likely than not that such assets will be realizable in the future. CNH has recorded valuation allowances in certain tax jurisdictions where it does not expect to generate sufficient income to fully realize the deferred tax asset. As of December 31, 2004, CNH has $124 million of U.S. state tax loss carryforwards and $907 million of non-U.S. Federal tax loss carryforwards for which CNH has established valuation allowances of $12 million and $832 million, respectively.
      With respect to the valuation allowances recorded against the deferred tax assets of Case Corporation and its subsidiaries as of the acquisition date, any reduction in these valuation allowances have (see “Note 9: Goodwill and Intangibles”) and will, in the future, be treated as a reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods’ tax expense. As of December 31, 2004, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case Corporation acquisition totaled $446 million.
      At December 31, 2004, the undistributed earnings of foreign subsidiaries totaled approximately $1.9 billion. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings. On October 22, 2004, the American Jobs Creation Act (“the AJCA”) was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. CNH has evaluated the effects of the repatriation provision and believes that the impact on the Company will be minimal as the foreign earnings are defined as earnings from U.S. Foreign owned corporations. The majority of the non-U.S. corporations are owned directly by non-U.S. companies, and are not eligible for the 85% deduction.
      CNH paid cash taxes of $59 million in 2004, and received cash tax refunds of $83 million in 2003 and 2002.

Note 12:	Restructuring
      Effective January 1, 2003, CNH has adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). Under SFAS No. 146, CNH recognizes costs related to restructuring when a liability is incurred. Prior to January 1, 2003, CNH recorded restructuring liabilities at the time management approved and committed CNH to a restructuring plan that identified all significant actions to be taken and the expected completion date of the plan was within a reasonable period of time. The

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
restructuring liability included those restructuring costs that (1) could be reasonably estimated, (2) were not associated with or did not benefit activities that would be continued, and (3) were not associated with or were not incurred to generate revenues after the plan’s commitment date. Restructuring costs were incurred as a direct result of the plan and (1) were incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation.
      During 2004, 2003 and 2002, $104 million, $274 million and $61 million, respectively, was recorded in restructuring. These costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and other merger related costs. During 2003 and 2002, CNH reversed $3 million and $10 million, respectively, of the restructuring accrual principally as a result of determining that costs to exit certain facilities were lower than anticipated.
      The reductions in headcount were achieved by eliminating administrative and back office functions and related personnel and manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments.
      Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	closing of CNH’s East Moline, United States combine manufacturing plant and moving production to the Grand Island, United States plant;

•	rationalization of the crawler excavator product line produced at the Crepy, France facility;

•	transfer of production of the loader/backhoe product line produced at the Crepy, France facility to the Imola, Italy facility;

•	closing of CNH’s Neustadt, Germany manufacturing facility;

•	rationalization of O&K Dealer Network; and

•	other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.
      As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of in the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. Impairment charges of $12 million, $38 million and $13 million were included in costs provided for closing, selling, downsizing, and exiting facilities and asset impairments in 2004, 2003 and 2002, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth restructuring activity for the years ended December 31, 2004, 2003 and 2002:

	Severance and
	Other
	Employee	Facility Related	Asset	Other
	Costs	Costs	Impairments	Restructuring	Total

	(in millions)
Balance at January 1, 2002	$52	$5	$—	$17	$74
Additions	29	9	13	10	61
Reserves utilized: cash	(48)	(1)	—	(13)	(62)
Reserves utilized: non-cash	—	—	(10)	(3)	(13)
Changes in estimates	(3)	(7)	—	—	(10)

Balance at December 31, 2002	30	6	3	11	50
Additions	220	6	38	10	274
Reserves utilized: cash	(57)	(10)	—	(10)	(77)
Reserves utilized: non-cash	(148)	—	(24)	—	(172)
Changes in estimates	(3)	—	—	—	(3)

Balance at December 31, 2003	42	2	17	11	72
Additions	55	30	12	7	104
Reserves utilized: cash	(60)	(31)	—	(9)	(100)
Reserves utilized: non-cash	—	—	(29)	—	(29)

Balance at December 31, 2004	$37	$1	$—	$9	$47

      The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. Management believes that the restructuring reserve balance at December 31, 2004, is adequate to carry out the remaining restructuring activities, primarily the severance of the remaining employees at the facilities to be closed, payments to already severed employees and the Crepy facility rationalization. CNH anticipates that the majority of all actions currently accrued for will be completed by December 31, 2005. Costs relating to the majority of these actions have already been expensed. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of operations as “Restructuring.”

Note 13:	Employee Benefit Plans and Postretirement Benefits
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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      In connection with CNH’s acquisition of Orenstein & Koppel Aktiengesellschaft (“O&K”) in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who were retired or whose employment was terminated and who had vested rights. In connection with the acquisition of O&K, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million, agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller’s guarantee of the future pension payment reimbursement. The actuarial present value related to this benefit obligation recorded on the consolidated balance sheet and reflected in the rollforward below was $171 million at December 31, 2003. In December 2004, CNH received cash from the seller that approximated the benefit obligation. CNH now assumes the benefit obligation from this point forward.
      Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any related assets or liabilities. See “Note 15: Commitments and Contingencies, Other Litigation” for El Paso litigation status.
      CNH uses a measurement date of December 31 for its qualified and non-qualified pension plans and postretirement benefit plans.
      The following assumptions were utilized in determining the funded status of CNH’s defined benefit pension plans for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	Plans	Plans	Plans	Plans	Plans	Plans

Weighted-average discount rates for obligations	5.75%	5.07%	6.25%	5.31%	6.75%	5.58%
Weighted-average discount rates for expense	6.25%	5.31%	6.75%	5.58%	7.25%	5.91%
Rate of increase in future compensation	N/A	3.45%	N/A	3.43%	N/A	3.42%
Weighted-average, long-term rates of return on plan assets	8.75%	7.16%	8.75%	7.33%	9.00%	7.33%
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
      CNH determines its pension benefit expense at the beginning of the calendar year based on assumptions which include a weighted average expected rate of return on plan assets. The expected rate of return for U.S. plans is based on long-term actual portfolio results. The assumptions are based on surveys of large asset

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
portfolio managers and peer group companies of future return expectations over the next ten years. CNH utilizes a ten year return history in its evaluation, consistent with SFAS No. 87, “Employers’ Accounting for Pensions,” which refers to the expected rate as the long-term rate of return on plan assets.
      The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH’s postretirement health and life insurance plans for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	Plans	Plan	Plans	Plan	Plans	Plan

Weighted-average discount rates for obligations	5.75%	5.75%	6.25%	6.00%	6.75%	6.75%
Weighted-average discount rates for expense	6.25%	6.00%	6.75%	6.75%	7.25%	6.50%
Rate of increase in future compensation	4.00%	3.50%	4.00%	3.50%	4.00%	3.50%
Weighted-average, assumed initial healthcare cost trend rate	10.00%	9.00%	10.00%	9.00%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2009	2012	2008	2011	2007	2010
      Plans in the U.S. and U.K. reflect the majority of CNH’s pension and postretirement benefit plan obligations. The fair value of the CNH U.S. qualified pension plan assets as of December 31, 2004 and 2003 was approximately $767 million and $600 million, respectively. The fair value of the CNH U.K. qualified pension plan assets as of December 31, 2004 and 2003 was approximately $760 million and $654 million, respectively.
      The asset allocation for the CNH U.S., U.K. and other qualified pension plans and the target allocation for 2005 are as follows:

	U.S. Plans			U.K. Plans			Other Plans

		Percentage of			Percentage of			Percentage of
		Plan Assets			Plan Assets			Plan Assets
	Target	as of		Target	as of		Target	as of
	Allocation	December 31,		Allocation	December 31,		Allocation	December 31,
	2005	2004	2003	2005	2004	2003	2005	2004	2003

Asset category:
Equity securities	53%	54%	54%	60%	59%	68%	45%	65%	71%
Debt securities	47%	46%	45%	40%	41%	32%	28%	12%	13%
Cash/ Other	0%	0%	1%	0%	0%	0%	27%	23%	16%
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
      CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plan trust will be approximately $90 million in 2005. Estimated contributions to the CNH postretirement benefit plan in the U.S. total approximately $74 million for 2005.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes the cash flow related to the total benefits expected to be paid from the plan or from Company assets, as well as the expected Medicare Part D subsidy receipts:

			Other		Medicare
			Postretirement		Part D
	Pension Benefits		Benefits		Reimbursement

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.
	Plans	Plans	Plans	Plans	Plans

	(in millions)
Employer Contributions:
2005 (expected)	$90	$70	$70	$4	$ N/A

Expected benefit payments and reimbursements:
2005	$57	$90	$83	$2	$—
2006	58	86	89	3	3
2007	60	86	95	3	3
2008	61	88	99	3	3
2009	63	90	103	3	4
2010 – 2014	341	507	555	14	18

Total	$640	$947	$1,024	$28	$31

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2004 and 2003:

			Other Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$2,426	$2,027	$1,494	$1,019
Service cost	26	27	15	17
Interest cost	142	123	83	71
Plan participants’ contributions	5	5	7	5
Actuarial loss	276	131	197	366
Currency translation adjustments	127	185	3	7
Gross benefits paid	(156)	(125)	(75)	(63)
Plan amendments	(30)	—	(34)	(21)
Acquisitions/divestitures	—	(5)	—	—
Curtailment loss	—	58	—	93
Medicare Part D	—	—	(74)	—

Actuarial present value of benefit obligation at end of measurement period	2,816	2,426	1,616	1,494

Change in plan assets:
Plan assets at fair value at beginning of measurement period	1,393	1,130	—	—
Actual return on plan assets	164	182	—	—
Currency translation adjustments	71	92	—	—
Employer contributions	208	114	68	58
Plan participants’ contributions	5	5	7	5
Gross benefits paid	(156)	(125)	(75)	(63)
Acquisitions/divestitures	—	(5)	—	—

Plan assets at fair value at end of measurement period	1,685	1,393	—	—

Funded status:	(1,131)	(1,033)	(1,616)	(1,494)
Unrecognized prior service cost	15	17	(55)	(46)
Unrecognized net loss resulting from plan experience and changes in actuarial assumptions	892	718	783	709
Remaining unrecognized net asset at initial application	—	—	26	37

Net amount recognized at end of year	$(224)	$(298)	$(862)	$(794)

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	(in millions)
Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$218	$79	$—	$—
Investments in unconsolidated subsidiaries and affiliates	(8)	(8)	—	—
Accrued benefit liability	(1,213)	(1,006)	(862)	(794)
Intangible asset	37	17	—	—
Deferred tax assets	280	222	—	—
Accumulated other comprehensive loss	462	398	—	—

Net amount recognized at end of year	$(224)	$(298)	$(862)	$(794)

      The following summarizes the consolidated statements of operations impact of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2004, 2003 and 2002:

				Other Postretirement
	Pension Benefits			Benefits

	2004	2003	2002	2004	2003	2002

	(in millions)
Components of net periodic benefit cost:
Service cost	$26	$27	$25	$15	$17	$15
Interest cost	142	123	115	83	71	58
Expected return on assets	(121)	(95)	(110)	—	—	—
Amortization of:
Transition asset	—	—	—	9	9	9
Prior service cost	3	3	4	(23)	(17)	(14)
Actuarial loss	47	49	22	50	35	16

Net periodic benefit cost	97	107	56	134	115	84
Curtailment loss	—	58	2	—	93	—

Total expense	$97	$165	$58	$134	$208	$84

      The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $2.8 billion, $2.7 billion and $1.8 billion, respectively, as of December 31, 2004 and $2.4 billion, $2.3 billion and $1.4 billion, respectively, as of December 31, 2003.
      Due to the poor performance of equity markets earlier in the decade, the value of the CNH pension fund assets, which principally relate to plans in the U.S. and U.K., declined. SFAS No. 87, “Employers’ Accounting for Pensions,” requires recognition of an additional minimum liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. At December 31, 2004, this resulted in a decrease in accumulated other comprehensive income, a component of Shareholders’ Equity.
      CNH has experienced a continuing high level of other postretirement employee benefit costs, principally related to health care, during 2004. Consequently, CNH will maintain the 2004 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2005 despite earlier expectations that this rate would decrease. The initial annual estimated rate of increase in per capita cost of healthcare will decrease by 1% in each subsequent year until reaching 5% in 2009. Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31,

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, by approximately $178 million, and would increase the aggregate of the service cost and interest cost components of the net 2004 postretirement benefit cost by approximately $26 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2004, by approximately $148 million, and would decrease the aggregate of the service cost and interest cost components of the net 2004 postretirement benefit cost by approximately $21 million.

Other Programs
      In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH’s Belgian facilities initiated in 1991. Such liabilities were approximately $15 million and $14 million at December 31, 2004 and 2003, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.
      As required by Italian labor legislation, an accrual for an employee severance indemnity has been provided for a portion of CNH’s Italian employees’ annual salaries, indexed for inflation. At December 31, 2004 and 2003, the indemnity accruals were $102 million and $97 million, respectively. The obligation for this liability is computed based on the actuarial present value of the benefits to which the employee is entitled after considering the expected date of separation or retirement.
      Additionally, certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive leaves, in certain circumstances, Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $972,000, $745,000 and $446,000 in 2004, 2003 and 2002, respectively.

Defined Contribution Plans
      CNH provides a defined contribution plan for their U.S. salaried employees (the “CNH Salaried Plan”). The CNH Salaried Plan allows employee elective deferrals on a pretax basis of up to 25% of pay with CNH matching such deferrals at a rate of 70 cents for each dollar deferred on the first 10% of participant contributions. In addition to matching contributions, CNH provides a fixed contribution of five percent of eligible salary per year. During 2004, 2003 and 2002, CNH contributed $14 million, $14 million and $14 million, respectively, in matching contributions. During 2004, 2003 and 2002, CNH expensed $12 million, $12 million and $13 million, respectively, in fixed contributions. These amounts were contributed in January of the following year. Subject to CNH’s operating results, CNH may make additional profit sharing matching contributions to the defined contribution plan. CNH made no profit sharing contributions in 2004, 2003 and 2002.
      CNH provides a defined contribution plan for their U.S. non-represented hourly employees (the “CNH Hourly Plan”). The CNH Hourly Plan allows employee elective deferrals on a pretax basis of up to 25% (15% prior to January 1, 2002) of base compensation with CNH matching such deferrals at a rate of 50% on the first 10% of a participant’s contribution. During each of 2004, 2003 and 2002, CNH contributed $3 million in matching contributions.
      Effective July 1, 2003, the Company updated the CNH Hourly Plan specific to U.S. non-represented hourly employees hired on or after July 1, 2003, to include a fixed contribution of 5% of eligible pay, in lieu of participating in the Company’s defined benefit pension plan.
      CNH also maintains a plan for represented hourly employees covered by collective bargaining agreements, which provides for employee elective deferrals of up to 25% of eligible pay. The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) represented participants hired after the 1998 collective bargaining agreement are eligible for a 25% match on the first 6%

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of participant contributions. All other represented employees and UAW represented participants hired before the 1998 collective bargaining agreement are not eligible for this match.
Note 14: Other Accrued Liabilities
      A summary of other accrued liabilities as of December 31, 2004 and 2003 is as follows:

	2004	2003

	(in millions)
Marketing and sales incentive programs	$407	$371
Warranty and modification programs	198	183
Accrued payroll	161	130
Value-added taxes and other taxes payable	165	167
Other accrued expenses	787	777

Total other accrued liabilities	$1,718	$1,628

Note 15: Commitments and Contingencies
      CNH and its subsidiaries are party to various legal proceedings in the ordinary course of its business, including, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of all these other legal matters pending against CNH or its subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on CNH, such lawsuits could have, in the aggregate, a material adverse effect on CNH’s consolidated financial condition, cash flows or results of operations.

Environmental
      CNH is involved in environmental remediation activities concerning potential liabilities under U.S. federal, U.S. state and non-U.S. environmental laws. These activities involve non-owned Waste Sites and properties currently or formerly owned by CNH where it is believed there has been a release of hazardous substances. These properties comprise a number of sites currently or formerly operated by CNH or its predecessors. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are provided in ranges to reflect uncertainties due to a variety of factors that include lack of direct knowledge of historic industrial and waste handling activities that may have resulted in releases of hazardous substances, inherent limitations of subsurface soil and groundwater investigatory techniques, future changes in the laws, including their interpretation and implementation by governmental authorities, changes in remedial technologies, level of responsibility to be assumed by other potentially responsible parties, and future land use. Probable liabilities may also be the subject of both asserted and unasserted claims, including those by government authorities that may be dormant or pursued over extremely long time periods. Moreover, because liability under Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar laws can be strict, joint and several, CNH could be required to pay amounts in excess of its pro-rata share of remediation costs at the Waste Sites. Settlements and government-approved and completed remediation projects can, in certain circumstances, be reopened based on newly discovered conditions and be subject to further remedial activities or settlement payments.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $40 million to $87 million. As of December 31, 2004, environmental reserves of approximately $58 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH’s financial position or results of operations.

Product Liability
      Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations.

Other Litigation
      In December 2002, six named individuals filed a purported class action lawsuit in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and Case. (Yolton, et. Al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to Case in June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW to cap (prior to the transfer of the agricultural and construction equipment business to Case) the amount of retiree health insurance costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. El Paso administers the health insurance programs for the purported plaintiff class, and Case and El Paso are parties to a 1994 agreement under which El Paso has agreed to indemnify Case for the costs of the health insurance program. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay a portion of the cost of those benefits because the Cap had been reached. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/ or Case from requesting the retirees to pay a portion of the health benefits. On December 31, 2003, the court entered a preliminary injunction order requiring El Paso to pay the full costs of health insurance benefits for the purported plaintiff class. El Paso filed a motion for reconsideration. On March 9, 2004, the court entered an order granting plaintiffs’ motion for preliminary injunction. Pursuant to the March 9, 2004 order, the court vacated its December 31, 2003 order and ordered Case to pay the full costs of health insurance benefits for the purported plaintiff class from March 2004. However, El Paso has not disputed its responsibility to pay amounts up to the Cap. Case filed a motion with the court seeking to have the preliminary injunction stayed and the order reconsidered. The district court denied such motions. Case has appealed the district court’s denials to the 6th Circuit Court of Appeals. Case also had filed a motion for summary judgment that El Paso indemnify Case pursuant to the terms of the 1994 agreement. The district court ruled in Case’s favor on Case’s summary judgment motion and ordered that El Paso must make the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso moved for reconsideration of that decision. On November 3, 2004, the court denied El Paso’s motion for reconsideration and allowed an immediate appeal to the 6th Circuit. El Paso filed its appeal, and the court certified the appeal, consolidating it with the appeal of the preliminary injunction. While CNH is unable to predict the outcome of this proceeding, CNH believes it has good legal and factual claims and defenses, and CNH will continue to vigorously pursue its claims and defend against this lawsuit.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments
      Minimum rental commitments at December 31, 2004, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount

(in millions)
2005	$38
2006	28
2007	22
2008	17
2009	14
Thereafter	64

Total minimum rental commitments	$183

      Total rental expense for all operating leases was $49 million, $33 million and $40 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Guarantees
      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2004, total commitments of this type total approximately $300 million.
      CNH is a member of a joint venture which has a Note Agreement with an outstanding balance of $85 million at December 31, 2004. CNH is required to fund $43 million of the principal as follows: $10 million, $10 million, $10 million and $13 million in 2005, 2006, 2007 and 2008, respectively.

Warranty and Modification Programs
      As described in “Note 2: Summary of Significant Accounting Policies”, CNH pays for normal warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2004 and 2003 for this commitment is as follows:

	2004	2003

	(in millions)
Balance, beginning of year	$183	$169
Current year provision	287	247
Claims paid and other adjustments	(272)	(233)

Balance, end of year	$198	$183

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 16: Financial Instruments
A. Fair Market Value of Financial Instruments
      The fair market value of a financial instrument is the price at which one party would assume the rights and/ or duties of another party. The estimated fair market values of financial instruments in the financial statements as of December 31, 2004 and 2003 are as follows:

	2004		2003

	Carrying	Fair	Carrying
	Amount	Value	Amount	Fair Value

	(in millions)
Accounts and notes receivable, net and long term receivables	$5,895	$5,906	$5,996	$6,055
Long-term debt	$4,020	$4,152	$4,043	$4,190
Derivative contracts, net asset (liability)	$8	$8	$(15)	$(15)

Accounts and notes receivable, net and long term receivables
      The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value, which approximates carrying value, of the retained interests included in accounts and notes receivables was based on the present value of future expected cash flows using assumptions for credit losses, prepayment speeds and discount rate commensurate with the risk involved. The carrying amount of floating-rate accounts and notes receivable was assumed to approximate their fair value.

Long-term debt
      The fair value of fixed-rate, public long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the fair value of other fixed-rate borrowings was based on discounting using the treasury yield curve; the carrying amount of floating-rate long-term debt was assumed to approximate their fair value.

Derivative contracts, net
      As derivatives are recorded at fair market value on the consolidated balance sheet, the carrying amounts and fair market values are equivalent for CNH’s foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.
B. Derivatives
      CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $2 billion as of December 31, 2004.

Foreign Exchange Contracts
      CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations as “Other, net” and was not significant. The maturity of these instruments does not exceed 12 months and the net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ending December 31, 2005 are $18 million. The effective portion of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in the consolidated statements of operations when the hedge item affects earnings.
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

Interest Rate Derivatives
      CNH has entered into interest rate swaps agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term London Inter-Bank Offered Rate (“LIBOR”) based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in “Other, net” in the accompanying consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 52 months, and CNH expects approximately $2 million, net of tax losses deferred in other comprehensive income to be recognized in earnings over the 12 months ending December 31, 2005.
      Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of deductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to decreases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2004 or 2003.
      CNH enters into forward starting interest rate swaps and forward rate agreements as hedges of the proceeds received upon the sale of receivables in ABS transactions as described in “Note 4: Accounts and Notes Receivable.” These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair value of these instruments are highly correlated to changes in the anticipated cash flows from the proceeds to be

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
received. Gains and losses are deferred in other comprehensive income and recognized in “Finance and interest income” in the accompanying consolidated statements of operations at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2004 or 2003.
      CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in earnings. These instruments are used to mitigate interest rate risk related to the Company’s asset-backed commercial paper facilities and various limited purpose business trusts associated with the Company’s retail note asset-backed securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2004 and 2003.
Note 17: Shareholders’ Equity
      The Articles of Association of CNH provide for authorized share capital to €1,350 million, divided into 400 million common shares and 200 million Series A preference shares with each having a per share par value of €2.25. The shareholders have authorized the board of directors to resolve on any future issuance of authorized shares for a period ending February 2007.
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
      Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the Company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.
      Effective January 31, 2003, the Company began providing matching contributions to the CNH Salaried Plan and the CNH Hourly Plan in the form of CNH common shares rather than cash. This change affects all CNH U.S. employees eligible to contribute to this plan who receive a company-provided match on a portion of their elective deferrals. For the years ended December 31, 2004 and 2003, approximately 918,000 shares and 1,463,000 shares, respectively, were contributed to these plans.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      As of December 31, 2004, CNH has 133,937,488 common shares issued, of which 133,782,675 shares were outstanding while 154,813 shares were held by CNH as treasury shares. As of this same date, CNH has 8 million shares of Series A Preferred Stock issued and outstanding.
      During the years ended December 31, 2004, 2003 and 2002, changes in CNH common shares, and CNH Series A Preference Shares issued were as follows:

				Series A
	Common Shares			Preference Shares

	2004	2003	2002	2004	2003	2002

	(in thousands)
Issued as of beginning of year	132,914	131,238	55,537	8,000	—	—
Issuances of CNH Common Shares:
Contributions to CNH benefit plans	918	1,463	—	—	—	—
Restricted shares issued under the equity incentive plan	—	207	—	—	—	—
Public offering	—	—	10,700	—	—	—
Fiat conversion of debt to equity	—	—	65,000	—	—	—
Stock-based compensation for directors	25	6	1	—	—	—
Stock-based compensation for employees	80	—	—	—	—	—
Issuance of CNH Series A Preferred Stock	—	—	—	—	8,000	—

Issued as of end of year	133,937	132,914	131,238	8,000	8,000	—

      Dividends of $0.25 per common share, totaling $33 million, were declared and paid during 2004 and 2003, respectively. Dividends of $0.50 per common share, totaling $28 million, were declared and paid during 2002, prior to the June and July equity transactions noted above.
Note 18: Option and Incentive Plans

CNH Directors’ Plan
      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”) as amended provides for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) an opportunity to receive up to 50% of their annual fees in cash; (4) an opportunity to convert all or a portion of their Annual Fees into stock options; and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. The exercise prices of all options granted under the CNH Directors’ Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. Each of CNH’s outside directors is paid a fee of $1,250 plus expenses for each Board of Director and committee meeting attended. The CNH Directors’ Plan was established in 1999 and has subsequently been amended. In 2002, independent outside directors received an Annual Fee of $35,000 and Annual Automatic Stock Options for 4,000 common shares. At December 31, 2004, there were 1,000,000 common shares

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reserved for issuance under this plan. As of December 31, 2004, there were 819,667 common shares remaining available for issuance under the CNH Directors’ Plan.
      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	142,500	$23.39	82,464	$33.10	48,314	$42.00
Granted	39,065	19.12	60,036	10.28	39,322	21.35
Forfeited	(18,877)	35.18	—	—	(5,172)	29.35
Exercised	(20,683)	11.23	—	—	—	—

Outstanding at end of year	142,005	22.41	142,500	22.76	82,464	33.10

Exercisable at end of year	112,714	23.45	95,009	25.68	61,954	31.80

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2004:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$ 9.15 - $15.70	64,348	8.3	$11.16	51,699	$12.10
$15.71 - $26.20	44,018	8.7	21.52	27,376	23.18
$26.21 - $40.00	18,654	6.5	30.31	18,654	30.31
$40.01 - $56.00	4,460	5.9	49.31	4,460	49.31
$56.01 - $77.05	10,525	5.3	63.03	10,525	63.03

*	Weighted-average

CNH Equity Incentive Plan
      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH’s common shares at the date of grant. The 2001 exercise price was based upon the average official price of CNH’s common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. 20,000 options were granted in 2004 under the CNH EIP. As of December 31, 2004, there were 2,802,207 common shares available for issuance under the CNH EIP.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects option activity under the CNH EIP for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	2,719,842	$32.92	3,219,995	$34.35	1,907,182	$48.65
Granted	20,000	18.21	3,000	19.25	1,424,140	16.20
Exercised	(62,690)	16.18	—	—	—	—
Forfeited	(212,577)	51.80	(503,153)	41.97	(111,327)	46.60

Outstanding at end of year	2,464,575	33.68	2,719,842	32.94	3,219,995	34.35

Exercisable at end of year	1,655,585	39.38	1,216,093	42.43	774,780	57.10

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH EIP at December 31, 2004:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$15.20 - $26.20	1,136,935	7.6	$16.22	543,255	$16.19
$26.21 - $40.00	722,500	6.6	31.70	543,300	31.70
$40.01 - $77.05	605,140	5.1	68.85	569,030	68.85

*	Weighted-average
      Under the CNH EIP, shares may also be granted as restricted shares. CNH established the period of restriction for each award and holds the shares during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provided a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP. In 2004, for individuals electing to not take the restricted stock earned under the 2002 Special Incentive Program, CNH issued an equivalent number of common shares to individuals who remained employed by CNH as of the vesting date for the restricted shares. For this group, in March 2004, CNH issued 33,019 unrestricted shares under the CNH EIP. In 2003, CNH issued 207,215 restricted shares under the program, which vested in 2004. No restricted shares were awarded during 2002. At December 31, 2004, restricted common shares outstanding under the CNH EIP totaled 2,568 shares.
      In 2004, a new performance vesting long-term incentive (“LTI”) award was granted under the CNH EIP for selected key employees and executive officers. The 2004 LTI award is subject to the achievement of certain performance criteria over the 3-year period, 2004-2006. At the end of the performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target and maximum award levels. A minimum payout from the plan requires meeting certain threshold levels of performance. At December 31, 2004, the outstanding award for the 2004-2006 performance cycle totaled 215,943 shares and $4 million for target performance, including 30,715 shares and $576,000 for executive officers. As a transition to the LTI, for the first award under the performance cycle of 2004-2006, participants have an opportunity to receive an accelerated payment of 50% of

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the targeted award after the first two years of the performance cycle. CNH may make additional awards under the LTI for 3-year performance cycles beginning with the 2005-2007 3-year period.
      CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to CNH’s achievement of financial performance criteria specified by the Nominating and Compensation Committee of the CNH Board of Directors.

Fiat Stock Option Program
      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2004 follows:

		Exercise Price		Options
	Date of Grant
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	24,900	(22,300)	—	55,900	55,900
2/18/2000	33.00	30.63	28.12	102,500	72,000	(8,000)	—	166,500	166,500
2/27/2001	26.77	27.07	24.85	50,000	30,000	—	—	80,000	60,000
10/31/2001	18.06	18.00	16.52	249,000	81,000	(68,000)	—	262,000	196,500
9/12/2002	11.88	11.16	10.39	513,000	76,000	(90,000)	—	499,000	249,500
      The original exercise prices, which were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant, were subsequently modified by Fiat. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH during 2004. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

SFAS No. 123 Disclosure
      For 2003, CNH adopted the Prospective Method of accounting for stock options under SFAS No. 148. The Prospective Method requires the recognition of expense for options granted, modified or settled since January 1, 2003. CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with APB No. 25 for options issued prior to January 1, 2003. The Black-Scholes pricing model was used to calculate the “fair value” of stock options. Based on this model, the weighted-average fair values of stock options awarded for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

CNH Directors’ Plan	$9.94	$5.87	$8.95
CNH EIP	$10.61	$11.04	$6.65
      The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2004		2003		2002

	Directors’		Directors’		Directors’
	Plan	EIP	Plan	EIP	Plan	EIP

Risk-free interest rate	3.4%	3.5%	2.7%	3.0%	3.9%	3.8%
Dividend yield	1.3%	1.3%	2.1%	2.1%	2.4%	2.4%
Stock price volatility	75.0%	75.3%	79.8%	79.8%	51.0%	51.0%
Option life (years)	5.0	5.0	5.0	5.0	5.0	5.5

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Pro forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123 is provided in “Note 2: Summary of Significant Accounting Policies.”
Note 19: Earnings (Loss) per Share
      The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

	(in millions, except per share
	data)
Basic
Net income (loss)	$125	$(157)	$(426)

Weighted-average shares outstanding	133	132	97

Basic earnings (loss) per share before cumulative effect of change in accounting principle	$0.94	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle	—	—	(3.35)

Basic earnings (loss) per share	$0.94	$(1.19)	$(4.40)

Diluted
Net income (loss)	$125	$(157)	$(426)
Effect of dilutive securities (when dilutive)	—	—	—

Net income (loss) after adjustment for dilutive conversions	$125	$(157)	$(426)

Weighted-average shares outstanding — Basic	133	132	97
Effect of dilutive securities (when dilutive)	100	—	—

Weighted-average shares outstanding — Diluted	233	132	97

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$0.54	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle	—	—	(3.35)

Diluted earnings (loss) per share	$0.54	$(1.19)	$(4.40)

      Stock options to purchase approximately 1.2 million, 2.9 million and 3.3 million shares during 2004, 2003 and 2002, respectively, were outstanding but not included in the calculation of diluted earnings (loss) per share as the impact of these options would have been anti-dilutive.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 20: Accumulated Other Comprehensive Income (Loss)
      The components of accumulated other comprehensive income (loss) as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(in millions)
Cumulative translation adjustment	$(70)	$(156)
Minimum pension liability adjustment, net of taxes ($280 and $222, respectively)	(462)	(398)
Deferred gains (losses) on derivative financial instruments, net of taxes ($(9) and $7, respectively)	18	(5)
Unrealized gain on available for sale securities, net of taxes ($11 and $13, respectively)	18	20

Total	$(496)	$(539)

Note 21: Segment and Geographical Information

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

Construction Equipment
      The construction equipment segment manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers.

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
      The accounting policies of the segments are described in “Note 2: Summary of Significant Accounting Policies.” CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest expense, taxes and restructuring, including the income of Financial Services on an equity basis. Transfers between segments are accounted for at market value. Additionally, Fiat evaluates CNH’s performance based on results of operations computed using

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounting principles followed by Fiat. Results of operations computed using accounting principles followed by Fiat excludes, among other things, minority interest, provision (benefit) for income taxes, restructuring charges, net financial expense and equity in (income) loss of unconsolidated subsidiaries and affiliates.
      CNH’s reportable segments are strategic business units that offer different products and services. Each segment is managed separately.
      A reconciliation of net income (loss) under U.S. GAAP to results of operations under accounting principles followed by Fiat as well as CNH’s results of operations by segment and depreciation and amortization in accordance with accounting principles followed by Fiat for the years ended December 31, 2004, 2003 and 2002 are set forth in the following table:

	2004	2003	2002

	(in millions)
Reconciliation of net income (loss) per U.S. GAAP to
results of operations reported to Fiat:
Net income (loss) per U.S. GAAP	$125	$(157)	$(426)
Adjustments to convert from U.S. GAAP to accounting Principles followed by Fiat:
Cumulative effect of change in accounting principle, net of tax	—	—	325
Amortization of goodwill and other intangibles	(170)	(166)	(158)
Tax adjustments related to purchase accounting and legal entity rationalizations	135	—	—
Restructuring charge	20	111	34
Other	33	(12)	17

Net income (loss) per accounting principles followed by Fiat	143	(224)	(208)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	23	7	8
Income tax provision (benefit)	(107)	(25)	(35)
Restructuring charge	84	160	17
Net financial expense	387	354	390
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(24)	(13)	(16)
Other non-operating income	—	—	(2)

Results of operations as defined by Fiat	$506	$259	$154

Results of operations by segment:
Agricultural equipment	$196	$181	$201
Construction equipment	74	(78)	(159)
Financial services	242	163	122
Eliminations	(6)	(7)	(10)

Results of operations	$506	$259	$154

Depreciation and amortization:
Agricultural equipment	$289	$279	$261
Construction equipment	124	121	124
Financial services	72	108	126

Total	$485	$508	$511

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of additional reportable segment information, compiled under U.S. GAAP, for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

	(in millions)
Revenues:
Net sales:
Agricultural equipment	$8,000	$7,125	$6,405
Construction equipment	3,545	2,944	2,926

Total net sales	11,545	10,069	9,331
External financial services	634	597	609
Intersegment financial services	38	24	32
Eliminations	(38)	(24)	(32)

Total	$12,179	$10,666	$9,940

Depreciation and amortization:
Agricultural equipment	$190	$176	$161
Construction equipment	71	70	67
Financial services	64	100	118

Total	$325	$346	$346

Investments in unconsolidated subsidiaries and affiliates (at the end of year):
Agricultural equipment	$184	$186	$184
Construction equipment	189	178	144
Financial services	84	65	47

Total	$457	$429	$375

Segment assets (at the end of year):
Agricultural equipment	$6,790	$6,897	$6,380
Construction equipment	3,656	3,714	3,430
Financial services	5,778	5,058	5,875
Eliminations and other	1,856	2,058	1,075

Total	$18,080	$17,727	$16,760

Expenditures for additions to long-lived assets*:
Agricultural equipment	$143	$152	$198
Construction equipment	36	40	39
Financial services	82	53	170

Total	$261	$245	$407

*	Includes equipment on operating leases and property, plant and equipment.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information
      The following highlights the results of CNH’s operations by geographic area, by origin:

	United		United
	States	Canada	Kingdom	Italy	Belgium	Other	Total

	(in millions)
At December 31, 2004, and for the year then ended:
Total revenues	$4,921	$776	$1,564	$2,239	$1,035	$1,644	$12,179

Long-lived assets*	$679	$88	$146	$276	$143	$361	$1,693

At December 31, 2003, and for the year then ended:
Total revenues	$4,036	$701	$1,594	$2,116	$942	$1,277	$10,666

Long-lived assets*	$880	$94	$139	$268	$151	$349	$1,881

At December 31, 2002, and for the year then ended:
Total revenues	$4,073	$659	$1,343	$1,717	$772	$1,376	$9,940

Long-lived assets*	$1,091	$93	$116	$224	$126	$343	$1,993

*	Includes equipment on operating leases and property, plant and equipment.
      CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.
Note 22: Related Party Information
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
      CNH continues to rely on Fiat to provide either guarantees or funding in connection with some of CNH’s external debt financing needs. At December 31, 2004, outstanding debt with Fiat and its affiliates was approximately 26% of CNH total debt, compared with 35% at December 31, 2003. Fiat guarantees $1.3 billion of CNH debt with third parties or approximately 19% of CNH’s outstanding debt. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2004 and 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum. In 2002 guarantee fees were between 0.03125% and 0.125% per annum. Fiat has agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH. After that time, Fiat has committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. See “Note 10: Debt and Credit Lines” for further information regarding financing with Fiat.
      CNH participates in a cash management system with other members of the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the Deposits with Fiat, are aggregated at the

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
end of each business day in central pooling accounts. CNH’s positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Alternatively, in certain other jurisdictions where cash deposits are not aggregated daily, third-party lenders to other participating Fiat Group members may be entitled to rights to set off against Fiat Group member deposits present in the cash management pool or may benefit from guarantees of payment by certain Fiat Group members. As a result, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return any such offset amounts at the beginning of the following business day, and in the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements), CNH may be unable to secure the return of such deposits to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.
      CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. In 2004, 2003 and 2002, CNH purchased approximately $565 million, $584 million and $416 million, respectively, in goods and services, from companies in the Fiat Group. The principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., robotic equipment and paint systems from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid. CNH also purchases tractors from its Mexican joint venture for resale in the United States.
      Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2004, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2 billion as of December 31, 2004 and $977 million as of December 31, 2003, to which affiliates of Fiat were counterparties.
      Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2004, routine maintenance of CNH plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. CNH purchases network and hardware support from and outsources a portion of its information services to a joint venture that Fiat has formed with IBM. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.
      In certain tax jurisdictions, CNH has entered into tax sharing agreements with Fiat and certain of its affiliates. CNH management believes the terms of these agreements are customary for agreements of this type and are at least as advantageous as filing tax returns on a stand-alone basis.
      Additionally, CNH participates in the stock option program of Fiat as described in “Note 18: Option and Incentive Plans.”

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

	(in millions)
Sales of equipment	$9	$6	$7
Sales to affiliated companies and joint ventures	115	179	183

Total sales to affiliates	$124	$185	$190

Purchase of materials, production parts, merchandise and services	$565	$584	$416

Finance and interest income	$28	$25	$40

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
Note 23: Subsequent Event
      The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 24, 2005. The dividend will be payable on May 31, 2005 to shareholders of record at the close of business on May 24, 2005. Declaration of the dividend is subject to approval at CNH’s Annual General Meeting, which will be held on May 3, 2005.
Note 24: Supplemental Condensed Consolidating Financial Information
      CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the 9 1/4% Senior Notes and the 6% Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the 9 1/4% Senior Notes and the 6% Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2004 and 2003 and for the three years ended December 31, 2004. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and intangible assets are allocated to reporting units under SFAS No. 142 and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and intangibles to the individual Guarantor Entities and All Other Subsidiaries.
      In an effort to reduce the complexity of the company’s legal structure following the merger of Case and New Holland, CNH has actively eliminated legal entities wherever possible. These transactions between entities under common control are accounted for at historical cost in a manner similar to a pooling of interests in accordance with existing accounting guidance. As a consequence, material future transactions related to CNH’s legal entity rationalization activities may result in a retroactive restatement of the information contained in this note as these transactions are completed.
      The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of and for the years ended December 31, 2004, 2003 and 2002.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations
	For the Year Ended December 31, 2004

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$8,430	$5,779	$(2,664)	$11,545
Finance and interest income	37	72	60	694	(229)	634

	37	72	8,490	6,473	(2,893)	12,179
Cost and Expenses:
Cost of goods sold	—	—	7,373	5,079	(2,670)	9,782
Selling, general and administrative	5	—	532	573	—	1,110
Research, development and engineering	—	—	188	79	—	267
Restructuring	—	—	53	51	—	104
Interest expense	43	122	118	346	(137)	492
Interest compensation to Financial Services	—	—	111	—	(111)	—
Other, net	21	—	199	17	28	265

	69	122	8,574	6,145	(2,890)	12,020
Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(32)	(50)	(84)	328	(3)	159
Income tax provision (benefit)	1	(19)	(88)	145	—	39
Minority interest	—	—	—	23	—	23
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	158	167	128	(77)	(348)	28

Net income (loss)	$125	$136	$132	$83	$(351)	$125

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets
	As of December 31, 2004

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$—	$451	$61	$419	$—	$931
Deposits in Fiat affiliates cash management pools	60	—	750	341	—	1,151
Accounts, notes receivable and other, net	86	19	1,064	5,537	(811)	5,895
Intercompany notes receivable	674	1,960	543	296	(3,473)	—
Inventories	—	—	1,236	1,279	—	2,515
Property, plant and equipment, net	—	—	904	574	—	1,478
Equipment on operating leases, net	—	—	—	215	—	215
Investments in unconsolidated affiliates	214	—	102	141	—	457
Investments in consolidated subsidiaries accounted for under the equity method	5,463	2,942	1,347	278	(10,030)	—
Goodwill and intangible assets, net	1	—	2,993	242	—	3,236
Other assets	2	16	1,295	1,011	(122)	2,202

Total Assets	$6,500	$5,388	$10,295	$10,333	$(14,436)	$18,080

Liabilities and Equity:
Short-term debt	$252	$—	$91	$1,714	$—	$2,057
Intercompany short-term debt	79	—	1,109	454	(1,642)	—
Accounts payable	128	2	1,003	1,310	(786)	1,657
Long-term debt	700	1,528	723	1,955	—	4,906
Intercompany long-term debt	301	—	596	934	(1,831)	—
Accrued and other liabilities	11	15	3,092	1,460	(147)	4,431

	1,471	1,545	6,614	7,827	(4,406)	13,051
Equity	5,029	3,843	3,681	2,506	(10,030)	5,029

Total Liabilities and Equity	$6,500	$5,388	$10,295	$10,333	$(14,436)	$18,080

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2004

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$125	$136	$132	$83	$(351)	$125
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	168	157	—	325
Intercompany activity	52	(15)	526	(563)	—	—
Changes in operating assets and liabilities	(54)	(10)	240	384	—	560
Other, net	(72)	(97)	(72)	71	130	(40)

Net cash provided (used) by operating activities	51	14	994	132	(221)	970

Investing activities:
Expenditures for property, plant and equipment	—	—	(103)	(77)	—	(180)
Expenditures for equipment on operating leases	—	—	—	(81)	—	(81)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(569)	—	(569)
Other, net (primarily acquisitions and divestitures)	(583)	(1,526)	(37)	(85)	2,448	217

Net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools	(583)	(1,526)	(140)	(812)	2,448	(613)
(Deposits in) withdrawals from Fiat affiliates cash management pools	(27)	—	259	(15)	—	217

Net cash provided (used) by investing activities	(610)	(1,526)	119	(827)	2,448	(396)

Financing Activities:
Intercompany activity	656	236	(529)	(363)	—	—
Net increase (decrease) in indebtedness	(64)	476	(1,097)	442	—	(243)
Dividends paid	(33)	—	—	—	—	(33)
Other, net	—	938	449	839	(2,227)	(1)

Net cash provided (used) by financing activities	559	1,650	(1,177)	918	(2,227)	(277)

Other, net	—	—	40	(25)	—	15

Increase (decrease) in cash and cash equivalents	—	138	(24)	198	—	312
Cash and cash equivalents, beginning of year	—	313	85	221	—	619

Cash and cash equivalents, end of year	$—	$451	$61	$419	$—	$931

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations
	For the Year Ended December 31, 2003

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$7,806	$5,025	$(2,762)	$10,069
Finance and interest income	61	19	52	651	(186)	597

	61	19	7,858	5,676	(2,948)	10,666
Cost and Expenses:
Cost of goods sold	—	—	6,915	4,446	(2,771)	8,590
Selling, general and administrative	9	2	496	535	—	1,042
Research, development and engineering	—	—	180	79	—	259
Restructuring	—	—	187	84	—	271
Interest expense	66	38	134	366	(123)	481
Interest compensation to Financial Services	—	—	79	—	(79)	—
Other, net	10	(1)	128	79	25	241

	85	39	8,119	5,589	(2,948)	10,884
Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(24)	(20)	(261)	87	—	(218)
Income tax provision (benefit)	4	(8)	(119)	74	—	(49)
Minority interest	—	—	—	7	—	7
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(129)	(109)	11	66	180	19

Net income (loss)	$(157)	$(121)	$(131)	$72	$180	$(157)

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets
	As of December 31, 2003

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$—	$313	$85	$221	$—	$619
Deposits in Fiat affiliates cash management pools	33	—	989	303	—	1,325
Accounts, notes receivable and other, net	53	6	1,337	5,210	(610)	5,996
Intercompany notes receivable	1,322	2,196	656	72	(4,246)	—
Inventories	—	—	1,322	1,156	—	2,478
Property, plant and equipment, net	—	—	959	569	—	1,528
Equipment on operating leases, net	—	—	—	353	—	353
Investments in unconsolidated affiliates	208	—	94	127	—	429
Investments in consolidated subsidiaries accounted for under the equity method	4,769	2,137	761	134	(7,801)	—
Goodwill and intangible assets, net	3	—	3,152	238	—	3,393
Other assets	—	18	1,315	506	(233)	1,606

Total Assets	$6,388	$4,670	$10,670	$8,889	$(12,890)	$17,727

Liabilities and Equity:
Short-term debt	$16	$—	$944	$1,150	$—	$2,110
Intercompany short-term debt	71	—	2,068	551	(2,690)	—
Accounts payable	110	4	669	1,432	(580)	1,635
Long-term debt	1,000	1,052	961	1,873	—	4,886
Intercompany long-term debt	301	—	279	976	(1,556)	—
Accrued and other liabilities	16	28	3,034	1,407	(263)	4,222

	1,514	1,084	7,955	7,389	(5,089)	12,853
Equity	4,874	3,586	2,715	1,500	(7,801)	4,874

Total Liabilities and Equity	$6,388	$4,670	$10,670	$8,889	$(12,890)	$17,727

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2003

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$(157)	$(121)	$(131)	$72	$180	$(157)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	171	175	—	346
Intercompany activity	95	(2)	(498)	405	—	—
Changes in operating assets and liabilities	32	27	(319)	763	—	503
Other, net	91	109	334	(250)	(180)	104

Net cash provided (used) by operating activities	61	13	(443)	1,165	—	796

Investing activities:
Expenditures for property, plant and equipment	—	—	(111)	(83)	—	(194)
Expenditures for equipment on operating leases	—	—	—	(51)	—	(51)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(192)	—	(192)
Other, net (primarily acquisitions and divestitures)	(1,977)	(1,115)	(1)	150	3,115	172

Net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliate cash management pools	(1,977)	(1,115)	(112)	(176)	3,115	(265)
(Deposits in) withdrawals from Fiat affiliates cash management pools	(33)	—	(856)	174	—	(715)

Net cash provided (used) by investing activities	(2,010)	(1,115)	(968)	(2)	3,115	(980)

Financing Activities:
Intercompany activity	1,766	(1,618)	630	(778)	—	—
Net increase (decrease) in indebtedness	216	1,052	(287)	(391)	—	590
Dividends paid	(33)	—	—	—	—	(33)
Other, net	—	1,981	1,115	—	(3,115)	(19)

Net cash provided (used) by financing activities	1,949	1,415	1,458	(1,169)	(3,115)	538

Other, net	—	—	4	30	—	34

Increase (decrease) in cash and cash equivalents	—	313	51	24	—	388
Cash and cash equivalents, beginning of year	—	—	34	197	—	231

Cash and cash equivalents, end of year	$—	$313	$85	$221	$—	$619

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations
	For the Year Ended December 31, 2002

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$6,988	$4,463	$(2,120)	$9,331
Finance and interest income	184	—	49	681	(305)	609

	184	—	7,037	5,144	(2,425)	9,940
Cost and Expenses:
Cost of goods sold	—	—	6,029	4,005	(2,132)	7,902
Selling, general and administrative	10	2	522	558	2	1,094
Research, development and engineering	—	—	201	82	—	283
Restructuring	—	—	32	19	—	51
Interest expense	170	—	242	382	(240)	554
Interest compensation to Financial Services	—	—	76	—	(76)	—
Other, net	2	(2)	89	72	21	182

	182	—	7,191	5,118	(2,425)	10,066
Income (loss) before taxes, minority interest, equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method and cumulative effect of change in accounting principle	2	—	(154)	26	—	(126)
Income tax provision (benefit)	2	—	(7)	(9)	—	(14)
Minority interest	—	—	—	8	—	8
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(101)	278	35	41	(234)	19

Net income (loss) before cumulative effect of change in accounting principle	(101)	278	(112)	68	(234)	(101)
Cumulative effect of change in accounting principle, net of tax	(325)	(325)	(325)	(6)	656	(325)

Net income (loss)	$(426)	$(47)	$(437)	$62	$422	$(426)

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2002

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$(426)	$(47)	$(437)	$62	$422	$(426)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	325	325	325	6	(656)	325
Depreciation and amortization	—	—	153	193	—	346
Intercompany activity	196	(1)	(113)	(82)	—	—
Changes in operating assets and liabilities	(145)	1	346	678	—	880
Other, net	414	(187)	402	(93)	(684)	(148)

Net cash provided (used) by operating activities	364	91	676	764	(918)	977

Investing activities:
Expenditures for property, plant and equipment	—	—	(161)	(80)	—	(241)
Expenditures for equipment on operating leases	—	—	—	(166)	—	(166)
Net (additions) collections from retail receivables and related securitizations	—	—	—	198	—	198
Other, net (primarily acquisitions and divestitures)	(2,052)	(1,861)	(336)	(142)	4,339	(52)

Net cash (used) provided by investing activities, before (deposits in) withdrawals from Fiat affiliates cash management pools	(2,052)	(1,861)	(497)	(190)	4,339	(261)
(Deposits in) withdrawals from Fiat affiliates cash management pools	—	—	(38)	(360)	—	(398)

Net cash provided (used) by investing activities	(2,052)	(1,861)	(535)	(550)	4,339	(659)

Financing Activities:
Intercompany activity	1,920	577	(1,981)	(516)	—	—
Net increase (decrease) in indebtedness	(405)	(1,155)	553	258	—	(749)
Dividends paid	(28)	—	—	(262)	262	(28)
Other, net	201	2,348	1,335	—	(3,683)	201

Net cash provided (used) by financing activities	1,688	1,770	(93)	(520)	(3,421)	(576)

Other, net	—	—	(21)	(57)	—	(78)

Increase (decrease) in cash and cash equivalents	—	—	27	(363)	—	(336)
Cash and cash equivalents, beginning of year	—	—	7	560	—	567

Cash and cash equivalents, end of year	$—	$—	$34	$197	$—	$231

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V.
(Registrant)

/s/ Michel Lecomte

Michel Lecomte
Chief Financial Officer
Dated: April 28, 2005

INDEX TO EXHIBITS

Exhibit		Description

1.1		Amended Articles of Association of CNH Global N.V. (filed as Exhibit 2 to Form 6-K of CNH Global N.V. on July 23, 2004 and incorporated herein by reference).
1.2		Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999.*
1.3		Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (filed as Exhibit 2 to Form 6-K of CNH Global N.V. on April 4, 2003 and incorporated herein by reference).
2.1		Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003.**
4.1		Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003.***
4	.1.1	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V.
4.2		Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).
4	.2.1	CNH Global N.V. Long-term Incentive Program under the Equity Incentive Plan.
4.3		Form of Top Hat Plan Letter.
4.4		Case New Holland Inc. Deferred Compensation Plan.
8.1		List of subsidiaries of registrant.
10	.2.1	Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc. as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan Bank as Administrative Agent (filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
10	.2.2	First Amendment, dated as of January 15, 2002, to the Amended and Restated Transfer and Administration Agreement.***
10	.2.3	Second Amendment, dated as of January 14, 2003, to the Amended and Restated Transfer and Administration Agreement.***
10	.2.4	Third Amendment, dated as of January 13, 2004, to the Amended and Restated Transfer and Administration Agreement.***
10	.2.5	Fourth Amendment, dated as of April 19, 2004, to the Amended and Restated Transfer and Administration Agreement.
10	.2.6	Fifth Amendment, dated as of January 11, 2005, to the Amended and Restated Transfer and Administration Agreement.
10	.5.1	Indenture, dated as of August 1, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.***
10	.5.2	First Supplemental Indenture, dated as of September 16, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee.***

Exhibit		Description

10	.5.3	Indenture dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as Issuer, the Guarantors and J.P. Morgan Chase Bank, as Trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (filed as Exhibit 3 to Form 6-K of CNH Global N.V. on July 23, 2004 and incorporated herein by reference).
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
12.1		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13		Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
14		Consent of Deloitte & Touche LLP
18		Preferability letter, dated April 27, 2005, from Deloitte & Touche LLP to CNH Global N.V.

*	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 and incorporated herein by reference.

**	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 and incorporated herein by reference.

***	Previously filed as an exhibit to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference.