Form 20-F
period 2005-12-31
CNH GLOBAL N V
filed 2006-04-03
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
or

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 1-14528
CNH GLOBAL N.V.
(Exact name of registrant as specified in its charter)
Kingdom of The Netherlands
(State or other jurisdiction of
incorporation or organization)
World Trade Center, Amsterdam Airport
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on
Title of Each Class	which Registered

Common Shares, par value € 2.25	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 134,865,624 Common Shares
          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐ No ☒
          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
          Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☒ .
          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
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
      As of December 31, 2005, Fiat S.p.A. (“Fiat”) owned approximately 83% of CNH’s outstanding common shares and all of our 8 million shares of Series A Preference Shares (“Series A Preferred Stock”) issued and outstanding through Fiat Netherlands Holding N.V. (“Fiat Netherlands”). Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH was approximately 90%. For information on our share capital, see “Item 10. Additional Information — B. Memorandum and Articles of Association”.
      Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sale to third parties, other automotive-related products and systems, principally powertrains, components, metallurgical products and production systems. In addition, Fiat is involved in other sectors, including publishing and communications and service operations.
      Beginning in 2005, CNH calculates basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods. The application of EITF No. 03-06 has had an impact on the calculation of basic earnings per share in 2005. Due to the conversion of the 8 million shares of Series A Preferred Stock into CNH common shares on March 23, 2006, there are no shares of Series A Preferred Stock outstanding as of the date of this report.
      Undistributed earnings, which represents net income, less dividends paid to common shareholders, was allocated to the Series A Preferred Stock based on the dividend yield of the common shares, which was impacted by the price of the company’s common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of the company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share.

      In October, 2004, the FASB EITF ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF No. 04-8”) which changed the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the fourth quarter of 2004, under the provisions of EITF No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented. Earnings per share for the periods since issuance have been adjusted to conform to the requirements of EITF No. 04-8.
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
      Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and Rest of World markets and on retail data collected by a central information bureau from equipment manufacturers in North America and Brazil, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. There may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.
*     *     *     *     *

PART I
Item 1. Identity of Directors, Senior Management and Advisers
      Not applicable.
Item 2. Offer Statistics and Expected Timetable
      Not applicable.
Item 3. Key Information
          A. Selected Financial Data.
      The following table sets forth summary historical financial data for CNH for the periods indicated. The historical financial data set forth below as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 has been derived from the audited consolidated financial statements of CNH included herein. Financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 has been derived from our published financial statements.
      CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2005 in accordance with U.S. GAAP.

	For the Years Ended December 31,

	2005	2004	2003	2002	2001

	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Net sales	$11,806	$11,545	$10,069	$9,331	$9,030
Finance and interest income	769	634	597	609	685

Total revenues	$12,575	$12,179	$10,666	$9,940	$9,715

Net income (loss) before cumulative effect of change in accounting principle, net of tax	$163	$125	$(157)	$(101)	$(332)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(325)	—

Net income (loss)	$163	$125	$(157)	$(426)	$(332)

Per share data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle, net of tax	$0.77	$0.94	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(3.35)	—

Basic earnings (loss) per share	$0.77	$0.94	$(1.19)	$(4.40)	$(6.00)

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$0.70	$0.54	$(1.19)	$(1.05)	$(6.00)
Cumulative effect of change in accounting principle, net of tax	—	—	—	(3.35)	—

Diluted earnings (loss) per share	$0.70	$0.54	$(1.19)	$(4.40)	$(6.00)

Cash dividends declared per common share	$0.25	$0.25	$0.25	$0.50	$0.50

	As of December 31,

	2005	2004	2003	2002	2001

	(in millions)
Consolidated Balance Sheet Data:
Total assets	$17,318	$18,080	$17,727	$16,760	$17,212

Short-term debt	$1,522	$2,057	$2,110	$2,749	$3,217

Long-term debt, including current maturities	$4,765	$4,906	$4,886	$5,115	$6,646

Common shares, € 2.25 par value	$315	$312	$309	$305	$143

Common shares outstanding	135	134	133	131	55

Shareholders’ equity	$5,052	$5,029	$4,874	$2,761	$1,909

B. Capitalization and Indebtedness.
      Not applicable.

C. Reasons for the Offer and Use of Proceeds.
      Not applicable.

D. Risk Factors.
Risks Related to Our Business, Strategy and Operations

We may not fully realize, or realize within the anticipated time frame, the benefits of our profit improvement initiatives.
      Case and New Holland merged operations on November 12, 1999 creating CNH. At the time of the merger, we formulated a merger integration plan for 1999 through 2004 to restructure and integrate the operations of the Case and New Holland businesses. Under this plan major structural changes were implemented, establishing the business platform for further improvements in our performance.
      Our goal is to build upon this platform and our strengths to achieve our strategic objectives. We have designed and are in the process of implementing a three-year plan to achieve these objectives. The key elements of our initiatives are to:

•	recapture our brand heritage;

•	strengthen our dealer and customer support;

•	refocus spare parts activities;

•	improve quality and reliability;

•	continue developing Financial Services; and

•	continue efforts to reduce costs.
      Through the accomplishment of these initiatives, by 2008, our goal is to close the performance gap compared to our best-in-class competitors. If we achieve the anticipated results of our actions, we believe we will have a substantially improved position in the global agricultural and construction equipment markets and in our financial position. Our failure to complete our initiatives could cause us to not fully realize our anticipated profit improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

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
      As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the market shares our new products will achieve. Any manufacturing delays or problems with new product launches or increased warranty costs from new products could adversely affect our operating results. We have experienced delays in the introduction of new products in the past and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues or an increase in costs from our existing products. You should read the discussion under the heading “Item 4. Information on the Company — B. Business Overview — Products and Markets” for a more detailed discussion regarding our new and existing products.
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
      We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier, although we have increased our dependence on individual suppliers as we have rationalized our supply chain and reduced the number of global direct suppliers to our manufacturing facilities from 6,000 at the time of the merger to approximately 3,000 at December 31, 2005.
      We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. An interruption in the supply of, or a significant increase in the price of, any component part could adversely affect our profitability or our ability to obtain and fulfill orders. We cannot avoid exposure to global price fluctuations such as occurred in 2005 and 2004 with the costs of steel and related products, and our ability to realize the full extent of the profit improvements expected in our profit improvement initiatives depends on, among other things, our ability to raise equipment and parts prices sufficiently enough to recover any such material or component cost increases.

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
      In the United States, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) represents approximately 640 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. Upon the resolution of this strike, the employees represented by the UAW returned to work at these facilities.
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

For the past several years, new annual contracts have been negotiated without any significant disruptions although we cannot provide any assurance that future renewals will be obtained without disruptions.
      The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

An increase in health care or pension costs could adversely affect our results of operations and financial position.
      The funded status of our pension and postretirement benefit plans is subject to developments and changes in actuarial and other related assumptions. At December 31, 2005 and 2004, our pension plans had an underfunded status of $1.0 billion and $1.1 billion, respectively. Pension plan obligations for plans that we do not currently fund were $521 million and $443 million at December 31, 2005 and 2004, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our pension obligations at December 31, 2005 and 2004 of $142 million and $224 million, respectively, we had underfunded pension obligations of $852 million and $907 million at December 31, 2005 and 2004, respectively, which were unrecognized.
      Our U.S. pension plans are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Under ERISA the Pension Benefit Guaranty Corporation (“PBGC”), has the authority to terminate underfunded pension plans under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.
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
      Unlike certain of our defined benefit pension plans, our other postretirement benefit obligations are unfunded. At December 31, 2005 and 2004, our other postretirement benefit obligations had an underfunded status of $1.7 billion and $1.6 billion, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other postretirement benefit obligations at December 31, 2005 and 2004 of $929 million and $862 million, respectively, we had underfunded other postretirement benefit obligations of $741 million and $754 million at December 31, 2005 and 2004, respectively, which were unrecognized.
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
      Proposed United States pension reform legislation would replace the interest rate used to calculate pension funding obligations, require more rapid funding of underfunded plans, restrict the use of techniques that reduce funding volatility, and limit pension increases in underfunded plans. It is not possible to predict whether Congress will adopt pension reform legislation, or what form any legislation might take. If legislation similar to the pending bills were enacted, it could materially increase our pension funding requirement. The FASB is also considering changes in accounting for pension and other employee benefits obligations. Such accounting changes, if adopted, could result in a substantial increase in our liabilities for accounting purposes with respect to these obligations and, consequently, a substantial decrease in our shareholders’ equity.
      See the heading “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Application of Critical Accounting Estimates” and “— Pension and Other Postretirement Benefits,” as well as

“Note 13: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for the year ended December 31, 2005 for additional information on pension accounting.

Future unanticipated events may require us to take additional reserves relating to our non-core financing activities.
      Non-core financing activities, consisting of financing of trucks and trailers, marine vessels and agricultural and construction equipment sold through competitors’ dealers were discontinued during 2001. During 2005 and 2004, the non-core portfolio decreased 40%, and 60%, respectively, due to liquidations and write-offs. At December 31, 2005, the non-core portfolio totaled $78 million against which we had established reserves of $34 million. We believe we have established adequate reserves for possible losses on these receivables; however, future unanticipated events may affect our customers’ ability to repay their obligations or reduce the value of the underlying assets and therefore require us to increase our reserves, which could materially adversely affect our financial position and results of operations.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.
      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar, including the euro, the British pound, the Canadian and Australian dollars, the Japanese yen and the Brazilian real. We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In 2005, compared to 2004, foreign exchange translation and transaction effects resulted in a negative impact ($31 million) on our net income, before the effects of our hedging activities. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs, finance income and the amount of compensation provided by Equipment Operations to Financial Services companies for wholesale financing activities. In 2005 compared to 2004, the interest rate environment for our principal operating locations reflected the increase of U.S. and, especially at the end of the year, of European interest rates, while interest rates in Brazil remained the same. The increase of Equipment Operations interest expenses reflects additional debt in Brazil and increased rates in the U.S. and Europe.
      We attempt to mitigate these risks, which arise in the ordinary course of business, through the use of financial hedging instruments. In 2005, compared to 2004, hedging of foreign exchange transaction risk resulted in a positive impact ($25 million) on our net income, offsetting the negative effects of our transaction exposures ($23 million). We do not hedge translation risk. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to foreign exchange transaction risk, a substantial portion of which are with counterparties that are subsidiaries of Fiat. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are subsidiaries of Fiat, could adversely affect us.
      These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our results of operations, cash flows or financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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
      Political developments and government regulations and policies in the countries in which we operate directly affect the demand for agricultural equipment. For example, a decrease, change or elimination of current price protections for commodities or subsidies for farmers in the European Union, of government sponsored equipment financing programs in Brazil or of subsidy or commodity support payments for farmers in the U.S. would likely result in a decrease in demand for agricultural equipment. A decrease in the demand for agricultural equipment could adversely affect our sales, growth and results of operations.
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
      Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	adverse geopolitical, political and economic developments in our existing markets;

•	the effect of changes in laws and regulations;

•	the response of our competitors to adverse cyclical conditions; and

•	dealer inventory management.
      In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices;

•	government agricultural policies and subsidies;

•	animal diseases and crop pests;

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts, and levels of industrial production;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the above-mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	general economic and capital market conditions;

•	used equipment prices; and

•	availability of funding through the Asset Backed Securitization (“ABS”) markets.
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

Changes in governmental agricultural policy in the U.S. and Europe could adversely affect sales of agricultural equipment.
      Government subsidies are a key income driver for farmers raising certain commodity crops. In the U.S., the United States Department of Agriculture (the “USDA”) administers agriculture programs for the government. The budget of the USDA for 2007 has been proposed by President Bush and, if adopted, these proposals could reduce demand for agricultural equipment. Certain reforms are proposed that would reduce the amount of payments to individual farmers. We cannot predict the outcome of proposals relating to the 2007 USDA budget. To the extent the final budget adversely impacts farm income, we could experience a decline in net sales.
      In June 2003, the farm ministers from the European Union (“EU”) member nations reached an agreement to fundamentally change the Common Agricultural Policy (“CAP”), by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately € 43 billion (U.S. $51 billion) per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered, including old member countries receiving a 5% cut in their payments in the 2007 to 2013 period. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. Under the new system, individual countries of the EU have been delegated more control over the structure and level of agricultural subsidy payments. Member countries could apply the reforms between 2005 and 2007. Ten member countries (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden and the United Kingdom) started applying these reforms on January 1, 2005. Finland, France, Greece, the Netherlands and Spain are expected to apply the reforms in 2006, with two new member states (Malta and Slovenia) applying the reforms in 2007. In eight other new member countries, the single area payment scheme applies. Under the single area payment scheme, uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member countries will apply the single payment system reforms no later than 2009. See “Item 4. Information on the Company — B. Business Overview — Industry Overview — Agricultural Equipment.”
      The reforms may not successfully curb the overproduction and dumping of crop surpluses by European nations, and the implementation of the reforms could cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. With the uncertainty created by these changes and the continuing negotiation of the Doha round of the WTO talks, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes generally, and a decline in our net sales.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.
      The agricultural equipment industry is highly competitive. We compete with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including the CLAAS Group, the ARGO Group and the SAME Deutz-Fahr Group, that are expanding worldwide to build a global presence; and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China. Our worldwide agricultural equipment market penetration, on a unit basis, declined by about two and one-half percentage points in 2005 compared to 2004.
      The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi Construction Machinery, Ltd. (“Hitachi”), Sumitomo Construction, Manitou B.F. S.A., Merlo S.p.A., Gehl Company, and JLG Industries Inc. On a unit basis, our construction market penetration declined by approximately one percentage point in 2005 compared to 2004.
      In Europe and Latin America, in early 2005, we rationalized our non-Case construction equipment brand family into one brand, New Holland Construction. In connection with this brand rationalization, we have terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. We expect that, long-term, this consolidation will generate additional incremental revenue, allowing us to provide better support to our dealers, strengthen our dealer network, and result in the availability of a greater range of products. Such action, however, may not ultimately improve the competitive position or financial results of our construction equipment operations in Europe.
      In addition, we have entered into, and enter into from time to time, various alliances with other entities in order to reinforce our international competitiveness. While we expect our alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses which in turn could adversely affect our results of operations and financial conditions.
      Competitive pricing pressures, overcapacity, failure to develop new product designs and technologies for our products, as well as other factors could cause us to lose existing business or opportunities to generate new business and could result in decreased profitability. These factors could have a material adverse affect on our business, financial condition and results of operations.
      Banks, finance companies and other financial institutions compete with our Financial Services’ operations. Our Financial Services’ operations may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do.

Structural declines in the demand for agricultural or construction equipment could adversely affect our sales and results of operations.
      The agricultural equipment business in North America and Western Europe experienced a period of major structural decline in the number of tractors and combines sold and substantial industry-wide overcapacity during the 1970s, 1980s and early 1990s, followed by a period of consolidation among agricultural equipment manufacturers. This unit decline was consistent with farm consolidation and the decline in the number of farms and the corresponding increase in average farm size and machinery capacity. Industry volumes reached a low in North America in 1992 and in Western Europe in 1993. The agricultural equipment industry, in most markets, then began to experience an increase in demand as a result of both higher commodity prices from an increased demand for food and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs.
      In North America, and to a lesser extent in certain other regions, there has been significant growth in the under 40-horsepower tractor industry since 1992. The under 40-horsepower tractor market segment had been the fastest growing segment of the North American market through 2004, from a low of approximately 36,000 units sold in 1992 to a high in 2004 of approximately 141,000 units. However, in 2005 industry unit sales declined about 4% to approximately 135,400 units.
      Industry sales of over 40-horsepower tractors in North America also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in the 1997-1998 period. Industry sales declined in the 1999 through 2003 period, but have increased since that time, to a peak of approximately 110,500 units in 2005. Sustained growth has occurred in the 40-to 100-horsepower class since 1992, while the over 100-horsepower tractors, including 4 wheel drive tractors, tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon commodity price levels.
      In Western Europe, where average farm sizes are significantly smaller than in North America, industry unit sales of tractors have been on a general decline. In 1993, sales declined to a low of approximately 143,000 units. Sales recovered to an interim peak of approximately 186,000 units in 1999. In general, industry retail unit sales since that time have been fluctuating between approximately 160,000 and 170,000 units, depending on the annual impact of, among other things, government subsidies, animal diseases and unusual weather patterns.
      In Latin America, tractor industry volumes have generally been increasing since the last low in 1996, although in 2005 the market declined by approximately 19% compared with 2004, its lowest level in the last five years, due to market declines in Brazil, the largest market in the area.
      In markets in Rest of World, tractor industry volumes have generally been increasing since 1992. Volumes reached an intermediate peak in 2000 of approximately 167,000 units but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2005 at levels approximately 40% higher than in 2000. We believe that market increases in China account for a significant portion of the increase.
      In total, worldwide demand for agricultural tractors was at a low in 1993 and was on a generally increasing trend since 1993. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2005 at levels approximately 30% higher than in 2000.
      In North America, combine industry sales for most of the 1990’s ranged from approximately 10,000 to 13,000 units. However in 1999, sales declined by almost 50% to almost approximately 6,600 units. Since that time, industry sales have cycled with commodity prices, but in 2005 industry demand was at the highest level since 1998, at approximately 8,300 units.
      In Western Europe, combine industry unit sales also have generally been declining. From a low of 6,650 units in 1994, sales in 1998 rose to their highest level since 1990, totaling approximately 11,400 units. Since that peak, sales have continued to decline. In 2005, industry sales of approximately 6,700 units were almost at the same level as the 1994 low.
      In Latin America, combine industry sales have generally been increasing since 1991 (the first year for which data is available), from a low of less than 2,000 units to a high in 2004 of approximately 9,800 units. Industry unit retail sales declined approximately 58% in 2005, led by the decline in Brazil.
      Worldwide agricultural combine harvester industry volumes started the 1990’s at relatively low levels, between 23,000 and 25,000 units. Industry sales of combines generally increased through the 1990’s, peaking at approximately 32,500 units in 1998. Since that time, industry sales of combines have cycled between 23,500 units and a high of approximately 29,400 units in 2004. Industry sales of combines declined in 2005 by approximately 16% compared with 2004 levels, lead by the 58% decline in the market in Latin America. Industry volumes of combines improved in Western Europe and Rest of World markets, although the market in North America essentially was flat.
      The construction equipment industry retail unit sales in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment reached an intermediate peak in 1998, which sales of light equipment later reached in 2000. Industry sales of both product segments declined through 2002 but have since increased to levels, in 2005, approximately 25% higher than in 2000 on a combined basis. In Western Europe, industry sales of both heavy and light equipment increased from the low of 1993 to an intermediate peak in 2000. Industry sales for heavy and light equipment declined in the 2001 to 2003 period but have since rebounded to levels, in 2005, approximately 25% over 2002 levels on a combined basis. The construction equipment market in Latin America is small compared with those in North America and Western Europe, but generally has been growing since the mid 1990’s. From 1996 through 2005, industry sales of light and heavy equipment have more than doubled. Industry retail unit sales in Rest of World markets, and in particular the Asia-Pacific Rim markets, are similar in size to the Western European or North American markets, but we do not have a significant direct presence in those markets.
      A decrease in industry-wide demand for agricultural and construction equipment could result in lower sales of our equipment and hinder our ability to operate profitably.
      Also see “Item 4. Information on the Company — B. Business Overview — Industry Overview.”

An oversupply of used and rental equipment may adversely affect our sales and results of operations.
      In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies (one of which has become a dealer of our equipment in the Northeastern United States) have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices and terms.
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
      The agricultural equipment business is highly seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall, in connection with the main planting and harvesting seasons. Our net sales and income from operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent.
      Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. We adjust production levels to reflect, among other matters, changes in estimated demand, dealer inventory levels and labor disruptions. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

      Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, company and dealer inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period, and decline to the end of the year as both company and dealers’ inventories are reduced.
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
      Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emissions levels of our manufacturing facilities and the emissions levels of our manufactured equipment. In addition, we are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Our management estimates and maintains a reserve for potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities and establishes reserves to address these potential liabilities. Although we believe our reserves are adequate based on existing information, we cannot guarantee that our ultimate exposure will not exceed our reserves. We expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws and regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

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
      The risks associated with our finance business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for credit, declining asset values or reductions in government subsidies. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. In addition, in an economic slowdown or recession, our servicing and litigation costs increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect our financial condition and results of operations.
Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.
      As of December 31, 2005, we had an aggregate of $6.3 billion of consolidated indebtedness, and our shareholders’ equity was $5.1 billion. In addition, we are heavily dependent on ABS transactions, both term and asset-backed commercial paper (“ABCP”), with a total of $7.8 billion outstanding as of December 31, 2005. These transactions fund our Financial Services activities in North America and Australia, and we have also begun to extend our ABS activity to include ABCP transactions that provide funding for receivables generated by our Equipment Operations subsidiaries in Europe.
      Our level of debt could have important consequences to our investors, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we will need to use a substantial portion of our projected future cash flow from operations to pay principal and interest on our debt, which will reduce the amount of funds available to us for other purposes;

•	we may be more highly leveraged than some of our primary competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business;

•	we may not be able to access the ABS markets on as favorable terms, which may adversely affect our ability to fund our Financial Services business and have an unfavorable impact on our results of operations; and

•	we may not be able to access Brazilian government-sponsored subsidized funding schemes for our retail Financial Services customers in that country, which may adversely affect our ability to fund our Financial Services business and have an unfavorable impact on our results of operations.

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

Restrictive covenants in our debt agreements could limit our financial and operating flexibility and subject us to other risks.
      The indentures governing our 6% Senior Notes, due 2009 (the “6% Senior Notes”), our 9 1/4% Senior Notes, due 2011 (the “9 1/4 % Senior Notes”) and our newly issued 7.125% Senior Notes due 2014 (the “7.125% Senior Notes”) (together the “Senior Notes”), as well as our bank credit agreements, include certain covenants that restrict the ability of us and our subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends on our capital stock or repurchase our capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividend or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions;

•	enter into sale and leaseback transactions; and

•	sell certain assets or merge with or into other companies.
      The € 1 billion ($1.2 billion) bank credit facility that we entered into in July 2005 also contains a number of affirmative and negative covenants, including financial covenants based on Fiat results, limitations on indebtedness, liens, acquisitions and dispositions, and certain reporting obligations. Failure to comply with these covenants, payment defaults or other events of default under the new facility could cause the facility to terminate and all loans outstanding under this credit facility to become due, regardless of whether the default related to CNH. As of December 31, 2005, this facility was unutilized.

Credit downgrades of us and Fiat have affected our ability to borrow funds and may continue to do so.
      Our ability to borrow funds and our cost of funding depends on our and Fiat’s credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.
      Beginning in the fourth quarter of 2000, we and certain of our subsidiaries suffered a series of credit rating downgrades, which resulted in our rating falling below investment grade. The immediate impact of these downgrades was to preclude us from accessing the commercial paper market through Financial Services companies’ programs. On a longer-term basis, as we have renewed a number of borrowing facilities since these ratings downgrades, we have found that the terms offered to us have been adversely impacted.
      As of the date of this report, our long-term unsecured debt was rated BB-(stable outlook) by Standard & Poor’s Ratings Service, a division of McGraw Hill Companies, Inc. (“S&P”); Ba3 (negative outlook) by Moody’s Investors Service (“Moody’s”); BB High (stable trend) by Dominion Bond Rating Service (“DBRS”).
      As of the date of this report, Fiat’s long-term unsecured debt was rated BB- (stable outlook) by S&P; Ba3 (stable outlook) by Moody’s; BB (stable trend) by DBRS and BB- (stable outlook) by Fitch Ratings (“Fitch”), a wholly owned subsidiary of Fimalac, S.A.
      We cannot assure you that the rating agencies will not downgrade our or Fiat’s credit ratings. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets, the cost of certain existing ABCP facilities and the cost and terms of any future borrowings. Further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates and therefore could put us at a competitive disadvantage.

The performance of our Financial Services business is dependent on access to funding at competitive rates; we depend upon securitization programs to fund our Financial Services business.
      Access to funding at competitive rates is key to the growth of our Financial Services business and expansion of our financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect the ability of Financial Services to continue to offer attractive financing to our dealers and end-user customers. The most significant source of liquidity for our finance operations has been our ability to finance the receivables we originate through loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. The securitization market is sensitive to the performance of our portfolio in connection with our securitization program. A negative trend in the collateral performance of CNH could have a material adverse effect on our ability to access capital through the securitization market. In addition, the levels of asset collateralization and fees that we pay in connection with these programs are subject to increase as a result of further ratings downgrades and may have a material impact on results of operations and financial position of Financial Services. On a global level, we will continue to evaluate financing alternatives to help ensure that our Financial Services business continues to have access to capital on favorable terms in support of our business, including, without limitation, through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing.
      In the event that we were to consummate any of the above-described alternatives relating to our Financial Services business, it is possible that there would be a material impact on the results of operations, financial position, liquidity and capital resources of Financial Services.
      At December 31, 2005, we had approximately $2.3 billion of committed capacity under our ABCP liquidity facilities to fund our finance operations, subject to certain conditions. At December 31, 2005, we had borrowed approximately $770 million under these agreements, leaving approximately $1.5 billion available to borrow.
      Furthermore, there can be no assurance that replacement financing will be obtainable on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

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
      We are required to recognize declines in the value of our retained interests, and resulting charges to earnings, when: (i) their fair value is less than their carrying value, and (ii) the timing and/or amount of cash expected to be received from these securities has changed adversely from the previous valuation that determined the carrying value. The assumptions we use to determine fair values are based on our internal evaluations and consultation with external advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, many of the assumptions and expectations underlying our determinations may vary from expectations, in which case there may be an adverse effect on our financial results. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $9 million in 2005, $7 million in 2004, and $12 million in 2003 to reduce the book value of our retained interests. At December 31, 2005, the carrying value of our retained interests, net of servicing liabilities, was $1.5 billion, including unrealized gains of $12 million. No assurances can be given that our current estimated valuation of retained interests will prove accurate in future periods.
Risks Related to Our Relationship with Fiat

Fiat owns a significant majority of our capital stock and controls the outcome of any shareholder vote, and its interests may conflict with those of the other holders of our debt and equity securities.
      As of December 31, 2005, Fiat owned, indirectly through Fiat Netherlands, approximately 83% of our outstanding common shares and a total of 8 million shares of Series A Preferred Stock. Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of our common stock rose to approximately 90%. For at least as long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

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
      We rely on Fiat to provide us with financial support, and we purchase goods and services from the Fiat Group. Fiat owns a substantial majority of our capital stock and is able to direct the election of all of the members of our Board of Directors. We currently have five independent directors out of a total of nine directors. Nevertheless, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us. On March 16, 2006, we announced proposed changes to the term of office and composition of the Board of Directors. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

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
      At December 31, 2005, CNH had approximately $580 million deposited in the Fiat affiliates cash management pools. The total amount deposited with Fiat as of December 31, 2005 included $8 million deposited by our North American subsidiaries with a Fiat treasury vehicle in the United States, $377 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, $194 million deposited by our Italian subsidiaries with a vehicle managing cash in Italy, and $1 million deposited by Latin American subsidiaries with other local subsidiaries of the Fiat Group. Historically our debt exposure towards each of these vehicles tends to be higher than the amounts deposited with them. However, we may not, in the event of a bankruptcy or insolvency of these Fiat entities, be able to offset our debt against our deposit with each vehicle. Furthermore, our indebtedness to Fiat entities has been reduced in recent years and will be further reduced with net proceeds from our recent bond offering. At December 31, 2005, approximately $413 million of the aggregate $546 million of total long-term debt to Fiat entities matures in 2006. An additional $565 million of short-term debt as of December 31, 2005 is due to Fiat entities, the majority of which is related to the funding of our Latin American subsidiaries.
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

In the event that Fiat does not provide us financial support and services, we would need to increasingly rely on other sources, the availability and cost of which cannot be assured.
      We currently rely on Fiat to provide either guarantees or funding in connection with some of our external financing needs, including certain short-term credit facilities. At December 31, 2005, we had outstanding borrowings of approximately $1.3 billion with Fiat affiliates or guaranteed by Fiat affiliates. As of that date, we had approximately $1.9 billion of unused borrowing capacity under these facilities, including the allocation to CNH of €300 million (U.S. $354 million) of committed capacity and €700 million (U.S. $826 million) of uncommitted capacity under a € 1 billion (U.S. $1.18 billion) bank credit facility available to various Fiat subsidiaries, including CNH, which has been guaranteed by Fiat. We cannot assure you that we will continue to have access to this support from Fiat. The terms of any alternative sources of financing that may be available may not be as favorable as those provided or facilitated by Fiat. To the extent our financing sources view providing credit to us as part of their overall financings with the Fiat Group, the timing and overall availability of our funding independent of Fiat may be adversely impacted. We also rely on Fiat to provide us with some other financial products to hedge our foreign exchange and interest rate risk, cash management services and other accounting and administrative services. The terms of any alternative sources of these products or services that may be available may not be as favorable as those provided or facilitated by Fiat. Changes in the level of support from Fiat could materially and adversely affect our financial position and results of operations.
Item 4. Information on the Company

A. History and Development of the Company.
      CNH Global N.V. is a corporation organized under the laws of the Kingdom of The Netherlands, with registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +(31)-20-46-0429). It was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Roberto Miotto, 100 South Saunders Road, Lake Forest, Illinois 60045 (telephone number: +(1)-847-955-3910).

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
      We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2005, we were manufacturing our products in 39 facilities throughout the world and distributing our products in approximately 160 countries through an extensive network of approximately 10,800 dealers and distributors.
      In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2005, our sales of agricultural equipment represented approximately 62% of our net revenues, sales of construction equipment represented approximately 32% of our net revenues and Financial Services represented approximately 6% of our net revenues.
      We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2005, approximately 45% of our net sales of agricultural equipment were generated from sales in North America, approximately 32% in Western Europe, approximately 6% in Latin America and approximately 17% in the Rest of World. For the same period in 2004, approximately 54% of our net sales of construction equipment were generated in North America, approximately 28% in Western Europe, approximately 8% in Latin America and approximately 10% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.
      In North America, we offer a range of Financial Services products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We also offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). We believe that these activities are a core component of our business. As of December 31, 2005, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $13.8 billion.
Case & New Holland Merger Integration — 1999 through 2004
      Case and New Holland merged operations on November 12, 1999, creating CNH. The merger integration plan retained the separate brands and distribution networks of Case and New Holland with the goal of maintaining the historical customer base and optimizing worldwide market share. To remain cost competitive and replace products divested in the merger, differentiated products were developed on a reduced number of platforms with common major product components to satisfy distribution network requirements.

Use of common components allowed for a reduction in product platforms, a consolidation of suppliers, and the consolidation and rationalization of manufacturing facilities and parts depots. In addition, integration of systems and processes allowed for significant reductions in overhead costs.
      In the 1999 through 2004 period, major structural changes were implemented, including:
      Dual Brand Families Established: Capitalizing on our world-class brand names, Case, Case IH, New Holland and New Holland Construction, we firmly established our dual brand families with our dealers and customers throughout the world and commenced an ongoing program designed to strengthen these networks.
      New Common Components/ Platform Products Developed: Global product lines were developed to support the dual brand families, filling in the gaps from required product divestitures and renewing virtually the entire product range. Use of common design elements and shared capital-intensive components allowed a reduction in our total number of tractor, combine and construction equipment platforms. Brand identities were maintained based on handling characteristics, productivity and operation controllability features, color and styling. Use of common components and the manufacturing consolidations allowed the reduction in our number of global direct suppliers to our manufacturing facilities from approximately 6,000 at the time of the merger to approximately 3,000 at December 31, 2004.
      Manufacturing Processes Restructured and Manufacturing Capacity Reduced: Manufacturing facilities were consolidated and rationalized, reducing excess capacity and creating a lean, flexible manufacturing system with focused facilities. In addition to downsizing facilities, the total number of plants that CNH had at the time of the merger was reduced from 60 to 37 by the end of 2004, through required and voluntary divestitures or closures. Including two plants acquired post-merger, the total number of CNH facilities at the end of 2004 was 39. In the consolidation process, production of various products was redistributed within the manufacturing system to focus each facility on either the production of components or assembly, concentrating on certain key technologies or competencies and outsourcing other non-core activities. Manufacturing capacity was sized to meet flat market demand and add flexibility to the manufacturing process. Manufacturing capacity utilization increased in the period, from approximately 44% in 1999 to approximately 65% utilization in 2004.
      Parts Distribution Network Consolidated: Distribution complexity and costs were reduced by consolidating the global parts system from 45 depots at the time of the merger to 33 depots by the end of 2004, including two depots acquired post-merger. A new global parts packaging system was designed to reduce costs through common packaging of spare parts used by more than one brand, although some high volume parts have been distinctly packaged for each brand or brand family.
      Systems and Processes Integrated, Creating a Lean Structure: Selling, general and administrative (“SG&A”) costs were reduced from 10.8% of net sales of Equipment in the first year after the merger to about 8% in 2004. The reduction was achieved by eliminating duplicative functions and streamlining processes. Consolidated worldwide total employment also declined by almost 29%, from approximately 36,000 persons at the time of the merger to approximately 25,700 at December 31, 2004. Similarly, consolidated worldwide total salaried employment declined by approximately 35%, from approximately 15,300 persons at the time of the merger to approximately 9,900 at December 31, 2004.
      Financial Services Operations Refocused, Profitability Restored: Financial Services operations were re-focused to support agricultural and construction equipment sales to our equipment dealers and retail customers. Following the merger, we stopped originating new commercial lending and retail financings that were outside our dealer networks, allowing this non-core portfolio to run off from approximately $2 billion at the time of the merger to approximately $131 million at December 31, 2004. We adopted more disciplined underwriting criteria to enhance the initial quality of our portfolio and proactive risk management techniques for monitoring the portfolio. To manage troubled situations we developed more efficient collection activities, augmented by intensive follow-up and remarketing efforts. The 90 basis point decline in our North American captive retail average loss ratio (losses as a percentage of total managed captive retail assets), from 1.4% in 2000 to 0.5% in 2004, is evidence of the improvement in our portfolio performance. We believe that our continued access to the U.S., Canadian and Australian ABS markets also is evidence of the quality of our retail receivables portfolio.
      The merger integration actions made a substantial contribution to improving CNH’s base level of profitability in the period. Including the initial cross-selling of products between the brands, margin improvements from common platform products, cost reductions from SG&A, purchasing negotiations, supplier reductions and manufacturing rationalization, we estimated that these actions contributed a total of $1 billion of pre-tax profitability improvements from the 1999 base levels through 2004. In that same period, we recorded a total of $687 million in pre-tax restructuring costs (excluding approximately $323 million recorded in purchase accounting). These restructuring charges related to severance and other employee-related matters, write-down or loss on sale of assets and businesses, and costs related to closing, selling, and downsizing facilities. See “Note 12: Restructuring” of our consolidated audited financial statements for a detailed analysis of these restructuring programs.
Industry Overview

Agricultural Equipment
      The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are primarily impacted by the volume of acreage planted, commodity and/or livestock prices, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers.
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
      Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to supply customers in each significant market in accordance with their specific equipment requirements.
      Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill, the CAP of the European Union and WTO negotiations. On May 13, 2002, President Bush signed into law the Farm Security and Rural Investment Act of 2002. This law increased subsidies to the U.S. farming industry by $31 billion over six years. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region. See “Item 3. Key Information — D. Risk Factors — Risks Particular to the Industries in Which We Operate — Changes in governmental policy in the U.S. and Europe could adversely affect sales of agricultural equipment.”
      In the United States, the USDA administers agriculture programs for the government. The budget of the USDA for 2007 has been proposed by President Bush. Certain reforms are proposed that would reduce the amount of payments to individual farmers and, if adopted, these proposals could reduce demand for agricultural equipment.
      In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP of the European Union, by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately € 43 billion (U.S. $51 billion) per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered, including old member countries receiving a 5% cut in their payments in the 2007 to 2013 period. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. Under the new system, individual countries of the EU have been delegated more control over the structure and level of agricultural subsidy payments. Member countries could apply the reforms between 2005 and 2007. Ten member countries (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden and the United Kingdom) started applying these reforms on January 1, 2005. Finland, France, Greece, the Netherlands and Spain are expected to apply the reforms in 2006 with two new member states (Malta and Slovenia) applying the reforms in 2007. In eight other new member countries, the single area payment scheme applies. Under the single area payment scheme, uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member countries will apply the single payment system reforms no later than 2009.
      Major trends in the North American and Western European agricultural industries include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms. In Latin America, however, the agricultural industry has generally been growing and developing.

      The following graph sets forth agricultural tractor industry retail unit sales in North and Latin America and Western Europe during the periods indicated:

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — sourced from national government agencies within each market. Latin America — Management estimates based on data reported by ANFAVEA, AFAT and Systematics.
     In North America, prior to the early 1990s, under 40-horsepower tractors were principally used for farming applications. However, beginning in the early 1990s new non-farm customers began to emerge in the market for the under 40-horsepower tractors. These new customers included homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses and hobby and part-time farmers. Purchasers of these products also use a large number of attachments, such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products. Factors driving market demand for under 40-horsepower tractors tend to be more related to the general level of gross domestic product, consumer spending, disposable income and the health of the leisure sector of the economy. Consequently, this market should be looked at separately from the demand for over 40-horsepower tractors where demand is more related to net cash farm income, commodity prices, levels of government subsidies and other farm related factors. The under 40-horsepower tractor market segment had been the fastest growing segment of the North American market through 2004, from a low of approximately 36,000 units sold in 1992 to a high in 2004 of approximately 141,000 units. However, in 2005 industry unit sales declined about 4% to approximately 135,400 units.
      Industry sales of over 40-horsepower tractors in North America also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in the 1997-1998 period. Industry sales declined in the 1999 through 2003 period, but have increased since that time, to a peak of approximately 110,500 units in 2005. Sustained growth has occurred in the 40 to 100-horsepower class since 1992, while the over 100-

horsepower tractors, including 4 wheel drive tractors, tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon commodity price levels.
      In Western Europe, where average farm sizes are significantly smaller than in North America, industry unit sales of agricultural tractors have been in general decline. In 1993, sales declined to a low of approximately 143,000 units. Sales recovered to an interim peak level of approximately 186,000 units in 1999. In general, industry retail unit sales, since that time, have been fluctuating between approximately 160,000 and 170,000 units, depending on the annual impact of, among other things, government subsidies, animal diseases and unusual weather patterns.
      In Latin America, tractor industry volumes have generally been increasing since the last low in 1996, although in 2005 the market declined by approximately 20% compared with 2004, its lowest level in the last five years due in part to a severe drought in the southern Brazilian states. Brazilian tractor sales increased from a low of approximately 10,000 units in 1996 to a high of 33,200 units in 2002, with subsequent declines, due to declining commodity prices, and in particular, soybean prices and the severe drought. In 2005, the Brazilian market declined approximately 40% due to the continued low soybean prices and the impact of the revaluation of the Brazilian real on agricultural exports denominated in U.S. dollars.
      In markets in Rest of World, tractor industry volumes have generally been increasing since 1992. Volumes reached an intermediate peak in 2000 of approximately 167,000 units but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2005 at levels approximately 40% higher than in 2000. We believe that market increases in China account for a significant portion of the increase.
      In total, worldwide demand for agricultural tractors was at a low in 1993 and was on a generally increasing trend since 1993. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2005 at levels approximately 40% higher than in 2000.

      The following graph sets forth agricultural combine harvester industry retail unit sales in North and Latin America and Western Europe during the periods indicated:

Sources:	North America — Association of Equipment Manufacturers; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on information obtained from Systematics. Latin America — Management estimates based on date reported by ANFAVEA, AFAT and Systematics.
     In North America, combine industry sales for most of the 1990’s ranged from approximately 10,000 to 13,000 units. However, in 1999 sales declined by almost 50% to almost 6,600 units. Since that time, industry sales have cycled with the commodity prices, but in 2005 industry demand was at the highest levels since 1998, at approximately 8,300 units.
      In Western Europe, combine industry sales have generally been declining. From a low of approximately 6,650 units in 1994, sales in 1998 rose to their highest level since 1990, totaling approximately 11,400 units. Since that peak, sales have continued to decline. In 2005, industry sales of approximately 6,700 units were almost at the same level as the 1994 low.
      In Latin America, combine industry sales have generally been increasing since 1991 (the first year for which data is available), from a low of less than 2,000 units to a high in 2004 of approximately 9,800 units. Industry unit retail sales declined approximately 58% in 2005, led by the decline in Brazil.
      Worldwide agricultural combine harvester industry volumes started the 1990’s at relatively low levels, between 23,000 and 25,000 units. Industry sales of combines generally increased through the 1990’s, peaking at approximately 32,500 units in 1998. Since that time, industry sales of combines have cycled between 23,500 units and a high of approximately 29,400 units in 2004. Industry sales of combines declined in 2005 by approximately 16% compared with 2004 levels, lead by the 58% decline in the market in Latin America. Industry volumes of combines improved in Western Europe and Rest of World markets, although the market in North America essentially was flat.

Construction Equipment
      We divide the construction equipment market that we serve into two principal businesses: heavy construction equipment (excluding the mining, quarrying and forestry equipment markets in which we do not participate), is over 12 metric tons, and light construction equipment, which is under 12 metric tons. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers.
      The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. Purchasing activities of the national rental companies also can have a significant impact on the market depending on whether they are either increasing or decreasing the size of their rental fleets. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market segment is generally very small. These areas represent potential growth areas for light equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment. Light equipment sales, however, have been growing significantly in Rest of World markets, including China, since 2002.
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
      The heavy equipment industry in North America, as well as in Europe follows cyclical economic patterns. Overall industry unit retail sales volumes have been increasing between 1992 and 2005. Industry unit sales in North America have almost tripled and in Western Europe industry unit sales have increased by 60% since 1992. Industry sales in emerging markets generally exhibit an overall growth trend, but with unpredictable and volatile cycles. The markets in Latin America have been experiencing strong growth since 2003, although from a relative low base. Markets in Rest of World also have been growing strongly since 2002, largely on the strength of the market in China.
      The equipment rental business is a significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of the local tax codes, the rental market in North America and Western Europe, started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light equipment products as well as many types of heavy equipment have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment. This allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer-term rentals also benefit from favorable tax treatment. In the late 1990’s, local and regional rental companies in North America experienced a period of rapid consolidation into national and large regional companies. The economic and financial market declines in 2000 and 2001 created financial pressures on these market participants. They, in turn, substantially reduced their new equipment purchases despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity may reduce the correlation of industry unit demand for new equipment with basic economic industry drivers. Increased rental market activity also could lead to more pronounced demand cyclicality, as rental companies adjust the size of their fleets as demand or rental rates change.

      Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
      Worldwide customer preferences for construction equipment products are similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In developing markets, customers tend to favor equipment that is more basic with greater perceived durability. In North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, customers place strong emphasis on product reliability. In other markets, customers often may continue to use a particular piece of equipment after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for large machines.
      In markets outside of North America, Western Europe and Japan, equipment demand may also be partially covered by imports of used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American markets; used heavy and light equipment is sold from Western Europe to Central and Eastern European, North African and Middle Eastern markets and, used heavy and light equipment from Japan is sold to other Southeast Asian markets. Used excavators from the Japanese market are sold to almost every other market in the world. These flows of used equipment are highly influenced by exchange rates and the weight and dimensions of the sourced equipment, which may limit the market for larger sized equipment due to road regulations and job site constraints.

      The following graph sets forth heavy and light construction equipment industry retail unit sales in North America and Western Europe during the periods indicated:

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
      Construction equipment industry retail unit sales in North America generally increased from 1992 through the late 1990’s. Industry sales of heavy equipment reached an intermediate peak in 1998, which sales of light equipment later reached in 2000. Industry sales of both product segments declined through 2002 but have since increased to levels, in 2005, approximately 25% higher than in 2000 on a combined basis. In Western Europe, industry sales of both heavy and light equipment increased from the low of 1993 to an intermediate peak in 2000. Industry sales for heavy and light equipment declined in the 2001 to 2003 period but have since rebounded to levels, in 2005, approximately 25% higher than in 2002, on a combined basis. The construction equipment market in Latin America is small compared with those in North America and Western Europe, but generally has been growing since the mid 1990’s. From 1996 through 2005, industry sales of total light and heavy equipment have more than doubled. Industry retail unit sales in Rest of World markets, and in particular the Asia-Pacific Rim markets, are similar in size to the Western European or North American markets, but we do not have a significant direct presence in these markets.

Our Competitive Strengths
      We believe that we have a number of competitive strengths that enable us to focus on markets and products with growth potential while attempting to maintain and improve our position in the markets in which we are already established. We believe our competitive strengths include:
      Well-Recognized Brands. We market our products globally primarily through our two highly recognized brand families, Case and New Holland. Our agricultural brands include Case IH and New Holland. Our global construction equipment brands are Case and New Holland Construction. In North America, we also market under the Kobelco brand. We believe all of our brands have strong histories of quality and performance. We expect to continue to leverage these strengths in the future.
      Full Range of Competitive Products. In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors, combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are one of the leading global manufacturers of backhoe loaders and skid steer loaders and offer a full line of light and heavy products. The product line has been almost completely renewed since the merger. It is supported by a new engine family, sourced from our engine joint venture with Cummins and Iveco, which has the technological capability to meet the schedule of evolving emission standards and, we believe, the scale for economical production. We have strong global construction equipment alliances with both Kobelco Japan and Sumitomo Construction Equipment. In addition, we provide a complete range of replacement parts and services to support both our agricultural and construction equipment offerings.
      Strong Global Presence and Distribution Network. We are a full-line company in both the agricultural and construction equipment industries. In each business, we have strong and usually leading positions in most significant markets and product categories. We have balanced market shares across the major markets and are not overly dependent on any one market. Our global scope and scale, across five continents, includes a product engineering and development program integrated with a flexible manufacturing system of 39 facilities. Our commercial operations are organized to more effectively satisfy the needs of our retail customers in approximately 160 countries and serve our network of approximately 10,800 dealers and distributors as of December 31, 2005.
      Strong Financial Services Capabilities. The principal objective of our retail financing operations is to facilitate the sale of our equipment by providing competitive financing alternatives to our customers. In North America, we offer a range of products, including retail financing for the purchase or lease of new and used CNH and other equipment manufacturers’ products sold by our dealers. We also offer wholesale financing to our dealers in North America. Wholesale or “floor plan” financing allows our dealers to maintain a representative inventory of our products at the dealership. We offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BPLG.
      Strategic Support of the Fiat Group. Our operations have the strategic support of the Fiat Group, one of the largest industrial groups in the world, with major operations in auto and truck making, automotive components and other non-automotive sectors. Fiat’s management has stated that it considers the global production and sale of agricultural and construction equipment to be a primary focus of the Fiat Group and a significant component of Fiat’s global strategy. Iveco, Fiat’s truck-making subsidiary, is a partner with CNH and Cummins in a joint venture that designs and produces the next generation of diesel engines to meet evolving emission requirements. We believe shared services provided by Fiat, such as purchasing, accounting, information technology, treasury and cash management, lower our administrative costs by leveraging Fiat’s economies of scale.
CNH Business Strategy
      Building upon our competitive strengths and the business platform established during our merger integration period, we believe we have the base for improving our performance, narrowing the gap with our best competitors and creating value for our shareholders.

      Our strategic objectives are to:

•	emphasize and focus on our customers and further improve our distribution and service capabilities and product quality and reliability, all designed to increase customer satisfaction and market penetration;

•	achieve higher margins than either Case or New Holland earned prior to the merger and deliver profitability throughout the industry cycles;

•	generate cash to reduce our debt and strengthen our consolidated balance sheet; and

•	continue to position CNH to take advantage of future opportunities for expansion.
      The key elements of our plan for achieving our strategic objectives are to:

•	Recapture our brand heritages: We are a full-line competitor in the agricultural and construction equipment markets, with a proud heritage that goes back through generations of our customer base. Our brands have survived by satisfying the needs of these customers. To sharpen our focus on satisfying customer needs, in the fourth quarter of 2005, we reorganized to concentrate on our four distinct global brands—Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment. Each brand is now focused on maintaining their customer bases by more effectively providing the product features and requirements, quality and reliability, and service and support levels uniquely attributable to each brand. We believe that by recapturing this customer connection and increasing each customer’s satisfaction with their brand, we can stimulate sales growth, increase capacity utilization and improve the efficiency of invested capital.

•	Strengthen our customer and dealer support: We believe focused dealers are more dedicated to enhancing their brand’s market position, building customer service capabilities, increasing loyalty and earning a larger share of their customers’ equipment and service expenditures. In our competitive marketplace, our dealer network is one of the most important facets of the retail customer relationship. The quality and reliability of a local dealership is an important consideration in a retail customer’s decision to purchase one brand of equipment compared with any other. Dealers that are stronger, more reliable and better equipped to service a retail customer have a greater opportunity to positively influence that customer’s purchase decision. As part of our enhanced brand focus, we are allocating new resources to assist our dealers in providing enhanced levels of service and reliability to the retail customer. We are dedicating additional sales and marketing personnel, materials, technical support and training to our dealers. We are also continuing to invest in our global supply chain systems to allow better visibility and reliability in delivery lead times for our equipment.

•	Refocus spare parts activities: Another key component of customer satisfaction is prompt parts availability to ensure best possible equipment performance. During critical periods of equipment usage, minimized downtime can be a major factor affecting customer satisfaction. When we reorganized to concentrate on brands, we also created a new activity focused on our worldwide parts business. This new organization’s role is to more effectively satisfy our customers needs for parts. Combined with continuing investments to improve our depots and global parts system, we expect to provide improved parts availability and delivery reliability for our dealers and customers.

•	Improve product quality and reliability: With an almost completely renewed product lineup since the merger, we are concentrating product development, management and manufacturing efforts to achieve best-in-class levels of product quality and reliability. As we introduce new engines and components to meet evolving environmental requirements, we are concentrating on increasing parts and component quality, reducing product complexity, facilitating product assembly and adjusting product content, features and controls to satisfy evolving and differentiated customer requirements. Our common platform efficiencies should facilitate accomplishing these actions while maintaining research and development costs at about 3% of net sales. Improved product quality and reliability and reduced product complexity should lead to reduced future warranty and repair costs. Providing products better aligned with the needs of customers should allow us to more fully capitalize on market leadership positions and command better pricing levels.

•	Continue developing Financial Services: A strong Financial Services operation provides another lever for meeting customer requirements and tailoring offerings to better support customer needs. Our Financial Services operations are focused on supporting agricultural and construction equipment sales to our equipment dealers and retail customers. We have separated our marketing efforts into dedicated, specialized agricultural and construction equipment teams to respond quickly with specifically tailored financing solutions, including operating leases, rental, credit cards, commercial lending and insurance, to capture a larger share of our customers’ financing requirements. We are continuing to emphasize underwriting processes and remarketing efforts, to maintain the quality of our receivables and our access to ABS funding. In addition, we have opportunities to take proven products and business practices developed for the North American market and adapt them for use in Western Europe, Australia and Brazil. We are upgrading our operations in Western Europe in anticipation of developing additional financing opportunities. In particular, we are extending the North American business model of centralizing dealer receivables management in Financial Services, with the goal of ensuring better financial control and optimizing funding.

•	Continue efforts to reduce costs: With the completion of merger integration activities, our efforts now address eliminating excess costs in our systems, processes and flows of our production and distribution systems. Our goals for cost reductions include:

•	product cost reductions through design cost engineering and appropriate product simplification;

•	manufacturing efficiencies and eliminating non-value added activities and excess inventories;

•	finding lower cost sources for purchased parts and components, continuing re-sourcing activities in lower cost countries (including those where we already have a manufacturing presence and are working with local suppliers to develop their capabilities for supplying us on a global basis);

•	achieving freight and logistics savings through distribution process improvements and eliminating penalties from inefficient flows or processes;

•	minimizing excess capital employed in the business;

•	making more efficient capital expenditures; and

•	continuing to reduce overhead costs.
      We believe successfully achieving our goals of meeting the needs of our dealers and customers, improving the quality and reliability of our products and reducing the costs of those products and of our overall operations, will result in increased volumes, a stronger market position and higher margins. We believe higher margins will generate better overall profitability, on average, throughout industry cycles. Our goal is to use improved cash flow, generated by improved profitability, to reduce debt and strengthen our balance sheet. Our target is to achieve a balance of liquidity and debt. We believe a stronger balance sheet, and a customer driven focus to the business, will position us to take advantage of future opportunities for product and market expansion as they arise. This could include short to medium-term opportunities, in areas such as Latin America and Eastern Europe and, longer-term opportunities, in areas such as China and India.
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

      The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi, Sumitomo Construction, Manitou B.F., S.A., Merlo S.p.A., Gehl Company, and JLG Industries Inc.
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
Products and Markets
          Agricultural Equipment
      Our primary product lines of agricultural equipment, sold primarily under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Western Europe.
      In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH and New Holland (and Steyr for tractors in Western Europe only) brands, and to produce equipment in the historical colors of each brand. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s identity.
      Tractors — Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH and New Holland brands. Tractors represented approximately 48% of our agricultural equipment sales in 2005.
      Combine Harvesters — Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which presents advantages with respect to certain crops and conditions.
      Our CX conventional combine, CR twin rotor combine and our AFX Axial-Flow rotor combine are a new generation of modular combines designed to allow us to offer the three different threshing concepts in one product platform.

      Other Key Product Lines — The hay and forage equipment is used primarily to harvest and mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/conditioners, rakes, round balers, square balers, and forage harvesters which may be either self-propelled or pulled by a tractor. We also specialize in key market segments like self-propelled grape harvesters, cotton pickers and sugar and coffee harvester machines.
      Parts Support — We offer a full line of parts for all of our various agricultural equipment product lines.
          Construction Equipment
      Our present brand and product portfolio is the heritage of many companies that have been merged into the global Case or New Holland Construction brand families. Case provides a full line of products on a global scale utilizing the Sumitomo technology for its key crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Japan, also provides a full product line on a global scale. In February, 2005 the historical New Holland brand family reorganized all of its networks outside of North America to focus on the New Holland Construction brand name.
      Our new generation products share common components to achieve economies of scale in research and development (“R&D”) and manufacturing. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.
          Heavy Construction Equipment
      Crawler Excavators — Crawler excavators are anthropomorphic machines on a 360-degree rotating crawler tread base equipped with one arm that can perform a wide variety of applications with extremely precise control by the operator. Excavators are classified by the weight of the machine and for CNH, heavy crawler excavators include those that weigh from more than 12 metric tons up to 90 metric tons. Excavators are versatile machines that can utilize a wide variety of attachments and are very efficient in terms of operating cost per ton of earth moved. Generally, the crawler excavator is the principal heavy construction equipment product that draws customers into dealerships. Upon purchasing a particular excavator, they tend to purchase additional heavy construction products of the same brand to simplify maintenance and service requirements. Crawler excavators are the most popular construction equipment machine in the Asia-Pacific Rim market.
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
      Other Key Product Lines — In addition, we offer a full range of heavy equipment product lines including graders for all applications, dozers, and both articulated and rigid dumpers.
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
      Skid Steer Loaders — The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to 2,900 pounds lifting capacity. We are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for approximately three-quarters of world demand in 2005. In 2005, we launched our newest models, which use tracks instead of wheels, called compact track loaders.
      Mini and Midi Excavators — Mini and Midi excavators include all excavators that weigh less than 12 tons. Mini excavators are the most popular light equipment product in the Western European and Japanese markets. This flexibility creates additional opportunities for machine usage in extremely tight working conditions. Our global alliance partner, Kobelco Japan, is a leader in mini, or compact, excavators.
      Other Key Products — In addition, we offer a broad range of compact wheel loaders and telehandlers, which are four wheel drive, four wheel steering machines popular in Europe, equipped with a telescoping arm designed for lifting, digging and loading. Smaller telehandler machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Both can accommodate a wide range of attachments.
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
      See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of 2005, 2004, and 2003.
Suppliers
      We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to individual price fluctuations in respect of the materials or commodities we purchase, although we have increased our dependence on individual suppliers as we have rationalized our supply chain and reduced the number of our global direct suppliers to our manufacturing facilities from 6,000 at the time of the merger to approximately 3,000 at December 31, 2005. In addition, we cannot avoid exposure to global price fluctuations such as occurred in 2005 and 2004 with the costs of steel and related products. In 2005, purchases from our 10 largest suppliers totaled approximately $1.4 billion and represented approximately 21% of our total material/component purchases.
      In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer (“OEM”), allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2005, the total value of OEM purchases comprised approximately 14% of our total purchases.
Distribution and Sales
      As of December 31, 2005, we were selling and distributing our products through approximately 10,800 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.
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
      We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2005, we operated 16 company-owned dealerships, located in the United States, Canada and Germany. In the mature markets, we expect a decrease in the number of our dealers in the coming years, as the process of farm consolidation pressures dealers’ financial positions. In North America, we operate a dealer development program that allows approved dealer candidates to purchase dealerships from us over a fixed period of time, with payments being made from the dealer’s profits.
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
      In Europe and Latin America, in early 2005, we rationalized our non-Case construction equipment brand family into one brand, New Holland Construction. In connection with this brand rationalization, we have terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. We expect that, long-term, this consolidation will generate additional incremental revenue, allow us to provide better support to our dealers, strengthen our dealer network, and result in the availability of a greater range of products. We cannot make any assurance, however, that such actions will ultimately improve the competitive position or financial results of our construction equipment operations in Europe.
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

      We regularly advertise our products to the community of farmers, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with major distributors and dealers. The promotion strategy of the Case IH and New Holland brands varies according to our customer targets for those brands.
Parts and Services
      The replacement parts business is a major source of revenue for our company. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 18% of our total net sales in 2005.
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
      At December 31, 2005, we operated and administered 26 parts depots worldwide, either directly or through arrangements with our warehouse service providers, down from 33 in 2004. This included 14 parts depots in North America, 6 in Europe, 3 in Latin America and 3 in Australia and New Zealand. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment.
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
      The development of a common global parts system for all products and brands is another key action that is facilitating the depot rationalization program. We also expect the common parts system to improve parts inventory management and customer service levels. We commenced implementation of the new system in North American in 2003 and we substantially completed the transition in Western Europe in early 2006.
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
Financial Services

Overview
      Financial Services is our captive financing arm, providing financial services to dealers and customers in North America, Australia and Brazil. Through our joint venture with BPLG, a wholly-owned subsidiary of BNP Paribas, Financial Services provides customer financing in Western Europe and has begun the process of managing dealer receivables in certain countries in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. As of December 31, 2005, Financial Services managed a portfolio of receivables of approximately $13.8 billion, including both on- and off-book assets and receivables managed for our joint venture in Western Europe. North America accounts for 65% of the managed portfolio, Western Europe 19% (which includes the receivables of our joint venture with BPLG), Brazil 11% and Australia 5%. Financial Services provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to our dealer network.
      Financial Services’ mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and to contribute to building dealer and end-user loyalty. Our strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of our services offerings, new product development and marketing promotions and events. In addition, Financial Services is focused on improving credit quality and service levels and increasing operational effectiveness. Financial Services also continues to grow its financing business in Western Europe as we leverage our joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries we service. Financial Services also seeks to expand our financing of used equipment through our dealers and related services, including expanded insurance offerings. In Western Europe and Brazil, we are extending our North American business model for centralizing the management of wholesale receivables within Financial Services.
      Access to funding at competitive rates is key to the growth of Financial Services’ core business and expansion of our financing activities into new and existing geographic markets with new retail and wholesale product offerings. On a global level, we will continue to evaluate alternatives to help ensure that Financial Services continues to have access to capital on favorable terms in support of our business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement entered in 2002, allow us to be more responsive to customer needs, to introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. We or BPLG may terminate the CNH Capital Europe SAS joint venture at any time, but the effective termination of the agreement cannot be prior to June 2008. We do not believe BPLG will terminate the joint venture. However, we believe the required six month advance notice would provide us with sufficient time to secure alternative financing for our retail financing in the European countries where the CNH Capital Europe SAS joint venture operates.

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
      Financial Services is focused on being a captive financial services company dedicated to the support of our dealers and customers across all our brands. Despite discontinuing diversified retail financing in 2001, Financial Services continues to service our existing non-core portfolio, which represents approximately 1% of Financial Services’ current managed portfolio. Financial Services also strengthened its organization by hiring personnel with specific expertise in our Equipment Operations industries, and by creating a special work-out team to manage troubled accounts more effectively.
      Outside of North America, Financial Services is developing its capabilities to serve our dealers and customers in more stable markets as legal regulations, business and funding conditions and market and economic conditions permit. Building on our experience in North America, we are introducing products developed in North America into other markets to expand the product offerings and customer service capabilities in those markets. Financial Services continues to evaluate and implement what we believe to be the most efficient cost structures for expanding our Financial Services business outside of North America. Through joint venture agreements, such as the BPLG arrangement in Western Europe, we seek to leverage our partners’ established expertise, cost efficiencies, access to low cost sources of funding and established market presence.
      Financial Services focuses primarily on efficient risk management, operational efficiency and strong customer service. We have significantly expanded our risk management procedures at all stages of the financing process, including definition, underwriting, remarketing and recovery. Financial Services has a dedicated team to address operational improvement opportunities, including the complete re-engineering of some key processes. We have a long history of successful financing relationships with North American agricultural and construction equipment customers.
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
      Marketing personnel from Financial Services work with our equipment operations commercial staff to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. Financial Services also develops products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.
      We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged to the borrower. Financial Services finances the majority of our new equipment sales in the regions where it is present due to its ability to offer, in some circumstances, below market finance rates as part of special marketing programs offered by Equipment Operations. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. Financial Services relies on the financial markets, ABS, intercompany lending and cash flows to provide funding for its activities. Currently, Financial Services’ funding strategy in North America is twofold: (i) access capital markets through ABS transactions and (ii) expand the use of ABCP securitization financing to other portfolios such as credit cards and finance leases with the goal of reducing reliance on intercompany and intersegment funding.

Asset-Backed Securitizations
      Financial Services periodically accesses the public asset-backed securities market in the United States, Canada and Australia, and will continue to rely on the availability of liquidity through that market to fund our retail financing programs. We anticipate that, depending on continued market interest and other economic factors, Financial Services will continue to securitize its retail receivables in the United States, Canadian and Australian markets. Financial Services’ access to the asset-backed securities market will depend, in part, upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in the industries we serve. Securitization transactions in the United States are typically about $1.0 billion to $1.5 billion in size, in Canada are typically C$250 million (U.S. $215 million) to C$300 million (U.S. $258 million) and in Australia are typically A$400 million to A$500 million (U.S. $343 million to $430 million). Financial Services applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our consolidated balance sheet.
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
          Other Litigation and Proceedings
      In December 2002, a class action lawsuit was filed in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and CNH America, (Yolton, et. al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the ERISA arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before July 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW in 1993 to cap the amount of retiree health costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. CNH America and El Paso are parties to a 1994 agreement under which El Paso agreed to be responsible for the health costs of pre-July 1994 retirees. El Paso also agreed to indemnify CNH America against claims related to this responsibility. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay the portion of the cost of those benefits above the Cap. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or CNH America from requesting the retirees to pay the health costs over the Cap. On March 9, 2004, the court granted plaintiffs’ motion for preliminary injunction and ordered CNH America to pay the costs of health benefits above the Cap for the plaintiff class from March 2004. In September 2004, the district court certified the class, but limited the class to retirees that had retired before the 1993 Cap Letter. With El Paso, CNH America appealed the district court’s orders to the Sixth Circuit Court of Appeals. The district court had also ruled in CNH America’s favor on its summary judgment motion and ordered that El Paso indemnify CNH America by making the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso filed its appeal of the summary judgment award with the Sixth Circuit which appeal was consolidated with the appeal of the preliminary injunction. On January 17, 2006, the Sixth Circuit Court of Appeals affirmed all the decisions of the district court including the order requiring El Paso to indemnify CNH America. El Paso has requested that the en banc Sixth Circuit Court of Appeals reconsider the panel decision concerning the vesting issue and indemnification issue. (CNH America has requested en banc review of the alter ego issue). En Banc review is discretionary with the court and is generally only granted if it finds the issues extraordinary or if the decision conflicts with prior Sixth Circuit decisions. The court has asked plaintiffs to respond to El Paso and CNH America’s request for en banc review. The court has not requested that CNH respond to El Paso’s request for en banc review of the indemnification ruling. This is consistent with the court’s rules that en banc review should not be given for matters of interpretation of state law. (The indemnification issue is a matter of state law interpretation.) While CNH is unable to predict the outcome, CNH believes the issue of indemnification rights it has against El Paso should be final and the Sixth Circuit should not grant en banc review if it follows its own rules. CNH will continue to vigorously pursue its claims and defend against this lawsuit.
      On October 21, 2005, CNH America and CNH Capital America LLC (“CNH Capital”), along with another creditor, filed a Chapter 7 bankruptcy petition (In re: Walterman Implement, Inc., Involuntary Chapter 7 Bankruptcy No. 05-07284, in the United States Bankruptcy Court for the Northern District of Iowa) against Walterman Implement, Inc., a former Case IH dealership in Dike, Iowa (“Walterman Implement”). The company took this action after discovering irregularities in the books and records of Walterman Implement and the sale of collateral by Walterman Implement without paying the related borrowings with CNH Capital. Walterman Implement has filed an answer to the bankruptcy petition in opposition to the bankruptcy filing. A hearing date has not been established for the Bankruptcy Court to determine the status of the bankruptcy petition. The company has also sued Leon Walterman pursuant to his guarantee of Walterman Implement’s obligations to CNH Capital. The outstanding loan amounts with Walterman Implement is approximately $20 million. The company also owns or services a retail loan portfolio (approximately $45 million as of December 31, 2005) resulting from sales by Walterman Implement. Although much of the retail portfolio is properly collateralized, CNH has discovered that a portion of the collateral has been double financed or was not ultimately delivered to the customers specified in the retail contracts. We believe we have established adequate reserves for the Walterman Implement situation although we can not predict the outcome of the bankruptcy petition, the litigation pending or necessary to collect loans made by CNH and any possible legal claims that any customers may try to allege against CNH. CNH has entered into an arrangement with the trustee of the Walterman Implement bankruptcy estate to sell in the normal course of business the equipment owned by the estate. CNH has in turn contracted with a Case IH dealer to operate at the Dike, Iowa location.
      Three of the company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (UK) Limited (together “CNH UK”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. CNH UK’s claim for return of surplus amounts to approximately £10.6 million ($18.2 million). In December 2002 the issues relevant to CNH UK came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli. He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH UK) to pay ACT, but in calculating the compensation payable to the UK claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH UK) on a conditional basis. CNH UK had received approximately £10.2 million ($17.6 million) for compensation for loss of use of money. This was in addition to surplus ACT of approximately £9.1 million ($15.6 million) that had previously been repaid to CNH UK, again on a conditional basis. The condition of receipt by CNH UK was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH UK, then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, that must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing was to commence on March 27, 2006, but it has been postponed. The hearing is expected to consider the issue of the correct method to apply in determining how treaty credits are to be taken into account as required by the House of Lords judgment. Depending upon the final resolution of the Pirelli test case, CNH UK may be required to return to Revenue all or some portion of the approximately £10.2 million ($17.6 million) and the £9.1 million ($15.6 million) that had been previously received. Neither repayment would impact our results of operations; however, the £9.1 million ($15.6 million) of surplus ACT would be re-established as a tax asset on the balance sheet. This asset would be available to use against taxation liability on future profits of the UK companies. In the event that we determined that future UK profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact our results of operations accordingly. CNH UK intends to continue to vigorously pursue its remedies with regard to this litigation.
      In February 2006, Fiat received a subpoena from the Securities and Exchange Commission (“SEC”) Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requests documents relating to certain Fiat-related entities, including certain CNH subsidiaries with respect to matters relating to the United Nations Oil-for-Food

Program with Iraq. A substantial number of companies, including certain CNH entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005. This report alleged that these companies engaged in transactions under this program that involved inappropriate payments. We cannot predict what actions, if any, will result from the SEC investigation or the impact thereof, if any, on the company.

C. Organizational Structure.
      As of December 31, 2005, Fiat, owned approximately 83% of our outstanding common shares through Fiat Netherlands, and all of our outstanding Series A Preferred Stock. Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH was approximately 90%.
      Fiat was founded in Turin, Italy on July 11, 1899. Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sales to third parties, other automotive-related products and systems, principally powertrains, components, metallurgical products and production systems. In addition, Fiat is involved in other sectors, including publishing and communications and service operations.
      The Fiat Group’s operations are currently conducted through eleven operating sectors: Fiat Auto, Maserati, Ferrari, Fiat Powertrain Technologies, Agricultural and Construction Equipment, Commercial Vehicles, Components, Production Systems, Metallurgical Products, Services, Publishing and Communications. The companies making up these sectors include Fiat Auto SpA, Maserati, Ferrari, Fiat Powertrain Technologies, CNH, Iveco, Magneti Marelli, Comau, Teksid, Business Solutions and Itedi.
      A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2005 is set forth in an exhibit to this Form 20-F.

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
      The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2005:

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

United States
Belleville, PA	Hay and Forage	540	Owned
Benson, MN	Agricultural Sprayers	200	Owned
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	958	Owned
Burr Ridge, IL	Technology (Engineering) Center	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	267	Owned	**
Dublin, GA	Compact Tractors	65	Owned
Fargo, ND	Tractors; Wheel Loaders	633	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	680	Owned
Lake Forest, IL	Global Management Offices	65	Leased

		Approximate
Location	Primary Functions	Covered Area*	Ownership Status

New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,190	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,115	Owned/Leased
Wichita, KS	Skid Steer Loaders	399	Owned
Italy
Imola	Backhoe Loaders; Engineering Center	384	Owned
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,150	Owned
San Matteo	Engineering Center	540	Owned
San Mauro	Crawler Excavators	614	Owned	**
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	565	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Germany
Berlin	Construction Equipment; Engineering Center	1,113	Leased
Heidelberg	Administrative and Warehouse Facilities	173	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	113	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Canada
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	735	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,623	Owned
Others
St. Valentin, Austria	Tractors	398	Leased
Shanghai, China	Tractors	775	Leased	**
New Delhi, India	Tractors; Engineering Center	352	Owned
Plock, Poland	Combine Harvesters; Components	1,020	Owned
Queretaro, Mexico	Components	205	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

*	in thousands of square feet

**	consolidated joint venture
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
      Capital expenditures for environmental control and compliance in 2005 were approximately $3.0 million and we expect to spend approximately $5.5 million in 2006. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.
      Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 47 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 20 are on the National Priority List promulgated pursuant to CERCLA. For 40 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support U.S. EPA’s alleged scenario. In December 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America, and prior owners of the property. While we are unable to predict the outcome of this proceeding, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 47 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.

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
      Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $77 million. As of December 31, 2005, environmental reserves of approximately $49 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Item 4A.	Unresolved Staff Comments
      None.

Item 5.	Operating and Financial Review and Prospects
      The “Consolidated” data in this section includes CNH Global N.V. and its consolidated subsidiaries and conforms to the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 94. In the supplemental consolidating data in this section, “Equipment Operations” (with “Financial Services” on the equity basis) include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental “Financial Services” consolidating data in this section include primarily CNH Global N.V.’s financial services business. Transactions between “Equipment Operations” and “Financial Services” have been eliminated to arrive at the “Consolidated” data. This presentation is consistent with the other consolidated and supplemental financial information presented throughout this report. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.

A. Operating Results.

2005 Compared to 2004

Overview
      Our net income of $163 million in 2005 compared to a net income of $125 million in 2004. The increase in earnings resulted primarily from the positive results of Financial Services and the strength of our Construction Equipment businesses in the Americas.
      Our Agricultural Equipment business gross margin remained flat in dollars but declined slightly as a percent of net sales compared with 2004. Higher pricing, favorable currency and favorable manufacturing efficiencies offset unfavorable volume and mix, and economics, particularly for higher steel costs. Improvements in North America and Western Europe were offset by declines in Latin America, where industry retail unit sales dropped 19% for tractors and 58% for combines due to the strong Brazilian real exchange rate which cut significantly into export farmer’s profitability and a severe drought in the southern Brazilian states.

      Construction Equipment’s results improved significantly in 2005, as gross margin increased both in dollars and as a percent of net sales. Improved price realization, volume and mix, and the impacts of our manufacturing rationalization actions more than offset higher steel costs and other economics.
      Financial Services’ net income increased to $200 million in 2005, compared to $159 million in 2004. The significant increase in the results of Financial Services reflects better spreads on our ABS transactions and higher net interest margins measured in dollars. Continued improvements in portfolio quality have resulted in steady declines in past due and delinquency rates in the core business of Financial Services. The total managed portfolio at the end of 2005 increased by 4% to $13.8 billion, compared to $13.3 billion at December 31, 2004.

Revenues
      Consolidated revenues for 2005 totaled approximately $12.6 billion as compared to approximately $12.2 billion in 2004. Consolidated revenues were up approximately 3% compared to 2004. This reflects higher revenues at Financial Services and the impact of variations in foreign exchange rates. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $11.8 billion in 2005 as compared to approximately $11.5 billion in 2004. Adjusted for the impact of variations in foreign exchange rates, net sales of equipment were essentially flat with 2004 levels.

Net Sales of Equipment
      Net sales of our Equipment Operations for the years ended December 31, 2005 and 2004 by geographic area were as follows:

	2005	2004

	(in millions)
Net sales
North America	$5,698	$5,241
Western Europe	3,643	3,834
Latin America	768	913
Rest of World	1,697	1,557

Total net sales	$11,806	$11,545

      Net sales of equipment were up 2% in 2005, primarily due to variations in foreign exchange rates. The change in net sales excluding the impact of currency reflected an increase in net sales of construction equipment of approximately 11% and a decrease in net sales of agricultural equipment of approximately 6%.

Agricultural Equipment

	2005	2004

	(in millions)
Net sales
North America	$3,552	$3,383
Western Europe	2,517	2,681
Latin America	455	715
Rest of World	1,319	1,221

Total net sales	$7,843	$8,000

      Net sales of agricultural equipment in 2005 were approximately 2% lower than in 2004. Excluding the results of variations in foreign exchange rates, agricultural equipment net sales would have been down 6%. Worldwide, in addition to the currency impact, net sales increased primarily from improved price realization and from new products. These positive factors were offset by a reduction in net sales from lower sales of equipment and unfavorable mix.

      Overall in 2005, worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 4% higher than in 2004. Worldwide demand for tractors increased by about 5%, on the strength of a 26% increase in demand in Rest of World markets. Industry demand in North America was flat compared with 2004, while demand in Western Europe is estimated to have declined by approximately 6% and tractor industry demand in Latin America is estimated to have declined by 19%. Worldwide demand for combines was estimated to be down approximately 16% over the level in 2004, driven by a 58% decline in combine industry volumes in Latin America. Market demand in North America was flat compared with 2004 while demand in Western Europe increased by about 6% and in Rest of World markets by about 10%. On a unit basis, our worldwide retail sales of major agricultural equipment declined. Our overall tractor market share declined by about 2.5 percentage points from 2004, and our combine market share declined approximately 1.0 percentage point. In total, we over produced retail demand by about 5%. At year-end, total company and dealer inventories were about one-half of a month higher than at year-end 2004, on a forward months supply basis.
      In North America, net sales of agricultural equipment increased by about 5% in 2005 compared with 2004, including increases related to variations in foreign exchange rates of approximately 1%. Wholesale unit sales of tractors and combines decreased by approximately 6%. Total market demand for agricultural tractors in North America was flat compared with 2004. Demand for under 40-horsepower tractors decreased by 4%. Industry demand for mid-sized (40- to 100-horsepower) tractors increased by about 6%; demand for large two wheel drive tractors over 100-horsepower increased by approximately 1%, while demand for four wheel drive articulated tractors decreased, but by less than 1%. Combine market demand was flat. Our wholesale unit sales declined as our overall agricultural tractor market penetration decreased by about one and one-half percentage points, while our combine market penetration was the same as in 2004. We overproduced retail demand by approximately 12% during the year.
      In Western Europe, net sales of agricultural equipment decreased by 6%. Variations in foreign exchange rates had no impact on net sales of equipment in Western Europe. Overall tractor market demand, as measured in units, decreased by about 6% in 2005 and overall combine market demand increased by about 6%. Our wholesale unit sales declined slightly as market penetration decreased by about two percentage points for both tractors and combines. Production was at almost the same level as retail unit sales during the year.
      In Latin America, net sales of agricultural equipment in 2005 were 36% lower than in 2004, despite an approximately 11% strengthening due to variations in foreign exchange rates. Market demand for tractors decreased by approximately 19% and demand for combines decreased by 58% led by a 38% decline in tractor industry demand and a 73% decline in combine industry demand in Brazil. Tractor market demand in Argentina, however, increased by about 5%, continuing the recovery started in 2003 from the low levels experienced in 2002 after the devaluation of the Argentine peso, while, the market in Argentina for combines declined by approximately 37%. Market demand was influenced by levels of commodity prices and local exchange rates vis-à-vis the U.S. dollar which is the currency in which most commodities are priced. Year-over-year, our unit wholesale volumes in Latin America decreased by approximately 42%, with a substantially worse mix of higher valued combines, due to the market declines and a decrease in market penetration of about three percentage points for tractors and five percentage points for combines. Production was approximately 10% lower than retail unit sales during the year to reduce inventories given the depressed market conditions.
      In Rest of World, net sales of agricultural equipment in 2005 increased by approximately 8% compared to 2004. Variations in foreign exchange rates, accounted for about 2 percentage points of the increase. Wholesale unit sales of tractors and combines in 2005 were about 24% higher than in 2004 and production was higher than retail unit demand by about 4%. Market penetration declined by about 4 percentage points for tractors but increased by about 2 percentage points for combines.

Construction Equipment

	2005	2004

	(in millions)
Net sales
North America	$2,146	$1,858
Western Europe	1,126	1,153
Latin America	313	198
Rest of World	378	336

Total net sales	$3,963	$3,545

      Net sales of construction equipment increased by approximately 12% in 2005 compared with 2004. Approximately 1% of this increase resulted from the variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased from improved net price realization, higher volumes and improved product mix and from new products.
      Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by about 8% in 2005 compared with 2004. Market demand increased in all markets and for all of our major product categories. World market demand for backhoe loaders, on a unit basis, increased by about 15% while demand for skid steer loaders increased by about 4%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 13%. Worldwide demand for our heavy construction equipment product lines increased by approximately 8%. On a unit basis, our construction equipment market penetration declined by approximately 1 percentage point. Worldwide wholesale unit volumes of our major construction equipment products increased by approximately 4%. Production was about 5% higher than retail unit volumes for the year. At year-end total company and dealer inventories were about one-half of a month higher than at year-end 2004, on a forward months supply basis.
      In North America, net sales of construction equipment increased by approximately 16% in 2005 compared with 2004. Variations in foreign exchange rates increased net sales by about 1%. Wholesale unit sales of our total heavy and light construction equipment products increased by almost 4% and production was approximately 6% higher than retail sales. Wholesale unit sales of backhoe loaders and heavy construction equipment products increased, while wholesale unit sales of skid steer loaders declined, primarily due to the delayed launch of our new generation of skid steer loader products during the first half of the year. The total North American market demand for light and heavy construction equipment increased by about 13%, including increases of 8% for backhoe loaders, 1% for skid steer loaders and 15% for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased due to higher market demand, but our overall market penetration decreased by about two percentage points. We overproduced retail demand by approximately 6% during the year.
      In Western Europe, net sales of construction equipment decreased by 2%. Variations in foreign exchange rates has no impact on net sales of equipment in Western Europe. Overall market demand for total heavy and light equipment, as measured in units, increased by approximately 8% in 2005. Production was approximately 4% higher than retail unit sales and wholesale unit sales declined slightly. In early 2005, in Western Europe and Latin America, we consolidated our New Holland Construction brand family into one distribution network structure to better serve our customer base with a greater selection of products in the dealer network and to strengthen our marketing and parts and service support to our dealers. This consolidation was the last phase of finalizing our worldwide dual brand, dual distribution network structure. In connection with this consolidation, we terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. In the first half of 2005 this consolidation had a negative impact on our net sales of equipment, but we were able to begin to increase net sales in the second half of the year and participate in the industry up-turn. Our total heavy and light equipment wholesale unit sales decreased due to the network consolidation and our overall market penetration decreased by about one percentage point. We overproduced retail demand by approximately 4% during the year.
      In Latin America, net sales of construction equipment increased by 58% in 2005 compared with 2004, including approximately 13 percentage points related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by about 29%, including a 47% increase in market demand for backhoe loaders, a 34% increase in market demand for skid steer loaders and an 18% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Latin America increased by about 22%, and our overall market penetration decreased by about one percentage point. We produced at a level that approximates retail sales.
      In Rest of World, where we have a minimal presence, net sales of construction equipment increased by 13% in 2005 compared with 2004. Variations in foreign exchange rates had minimal impact on net sales of equipment in Rest of World Markets. Total Rest of World market demand, as measured in units, increased by about 10%, including a 29% increase in market demand for backhoe loaders, a 15% increase in market demand for skid steer loaders and a 5% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased by about 17%, and our overall market penetration was at approximately the same level as in 2004. We under-produced retail sales by approximately 2%.

Finance and Interest Income
      Consolidated finance and interest income increased from $634 million in 2004 to $769 million in 2005 largely due to the increase in Financial Services’ revenues. Revenues for Financial Services totaled $801 million in 2005, an increase of $129 million from the $672 million reported in 2004. The increase in revenues reflects higher wholesale financing rates due to increases in the U.S. Prime Rate, higher average receivables balances, and higher ABS revenues and volumes.

Costs and Expenses
      Costs of goods sold increased by $152 million to $9.9 billion in 2005, and, as a percentage of net sales of equipment, decreased from 84.7% in 2004 to 84.1% in 2005. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, improved to 15.9% in 2005 compared to 15.3% in 2004, primarily on the strength of our agricultural and construction equipment operations in North America. This increase in gross margin percentage reflected an increase in the gross margin of construction equipment from 14.8% in 2004 to 16.0% in 2005, and an increase in the gross margin of agricultural equipment from 15.5% in 2004 to 15.8% in 2005. In total, the gross margin increase, expressed in dollars, reflects higher pricing, favorable currency and profit improvement actions which more than offset unfavorable volume and mix, economics and higher warranty and freight costs. Capacity utilization in 2005 was approximately 64%, compared to approximately 65% in 2004.
      In 2005, consolidated SG&A expenses increased by $74 million to approximately $1.2 billion from $1.1 billion in the prior year, reflecting increases at both Equipment Operations and at Financial Services. In Equipment Operations, SG&A expenses increased by $42 million to $971 million in 2005 from $929 million in 2004, and increased as a percentage of net sales of equipment, from 8.0% in 2004 to 8.2% in 2005. The increase in SG&A expenses in Equipment Operations was driven primarily by variations in foreign exchange rates, inflation, and increased investments to better support CNH’s dealers, enhance global sourcing initiatives and strengthen logistics operations, as well as expenses attributable to our variable compensation plan. Total salaried headcount increased by about 200 persons, from approximately 9,900 at the end of 2004 to approximately 10,100 at the end of 2005. The majority of the increases in salaried personnel were at Equipment Operations to support CNH’s global sourcing initiatives.
      At Financial Services, SG&A expenses increased by $32 million. The increase was due mainly to higher U.S. labor costs, higher year-over-year provisions for loan losses and expenses attributable to our variable compensation plan.

      Although we believe that the cessation of originations in the non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions if there is an unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these non-core portfolios relative to our total managed loan portfolios and certain performance-related data as of December 31, 2005, 2004 and 2003:

	2005	2004	2003

	(in millions)
Non-core portfolio	$78	$131	$330

Percentage of total portfolio	0.6%	1.0%	2.7%

Delinquency percentage(1)	28%	27%	29%

Annual loss percentage(2)	1%	4%	15%

Allowance for credit losses	$34	$50	$68

(1)	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

(2)	Calculated as the ratio of the annual loss to the average portfolio for the year.
      By comparison, delinquency percentages for our North American core portfolio were 1.9% and 2.5% for 2005 and 2004, respectively, and annual loss percentages for the North American core portfolio decreased to 0.4% at December 31, 2005 from 0.3% at December 31, 2004.
      Ongoing R&D expenses increased by $29 million from $267 million in 2004 to $296 million in 2005. The increase was accounted for by variations in foreign exchange rates and investments to improve product quality and to support new emission compliant products. Excluding currency variations R&D expenses increased by approximately $26 million. Expressed as a percentage of net sales of equipment, R&D expenses increased to 2.5% in 2005 compared with 2.3% in 2004.
      Our consolidated worldwide employment level has declined by approximately 300 persons from approximately 25,700 at the end of 2004 to approximately 25,400 at the end of 2005, largely due to the significant deterioration of market conditions in Brazil. As indicated above, year-end 2005 salaried headcount increased from approximately 9,900 at year-end 2004 to approximately 10,100 at year-end 2005.
      During 2005, we recorded $73 million in pre-tax restructuring costs, including $71 million in Equipment Operations and $2 million in Financial Services. These restructuring costs primarily relate to severance and other costs incurred due to headcount reductions, facility closings and our recently announced brand initiatives. In 2005, we recorded $30 million of restructuring expense relating to the closure of the Berlin, Germany construction equipment manufacturing facility. This charge primarily relates to costs to be incurred for severance under on-going benefit arrangements. Subsequent to December 31, 2005, CNH will incur additional charges for the closure of the facility in Berlin related to lease termination, additional severance and other closure costs. See “Note 12: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.
      Consolidated Interest expenses-Fiat affiliates rose from $88 million in 2004 to $99 million in 2005 principally due to an increase at Equipment Operations from $63 million in 2004 to $72 million in 2005, the majority of which relates to additional debt in Brazil. Interest expenses-other increased, reflecting the trend of rates in the U.S. and, especially at the end of the year, in Europe.
      Equipment Operations provides interest free floor plan financing to its dealers, primarily in North America, to support wholesale net sales of equipment to its dealers. In Western Europe, Equipment Operations provides extended payment terms to its dealers to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services purchases these receivables from Equipment Operations, manages the deal credit exposure, controls losses and provides funding. Equipment Operations reimburses Financial Services for interest free or low rate financing. This is included in Interest compensation to Financial Services. Interest compensation to Financial Services by Equipment Operations increased by $46 million in 2005 to $158 million because of high balances of interest free financing provided and the enlargement of the European receivables securitization program which has transferred management of additional receivables from Equipment Operations to Financial Services.
      Other, net increased to $280 million in 2005 from $265 million in 2004. The increase in Other, net was primarily attributable to increased pension costs and a reduction of gains on sales of fixed assets which didn’t occur in 2005. Offsetting these increases was lower operating lease depreciation at Financial Services as that portfolio runs off the books.

Tax Rates — Consolidated
      Our effective tax rate was approximately 45% in 2005. In 2005, we reached an agreement with a government agency regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities. For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed above and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed above. Also, see “Note 11: Income Taxes” of our consolidated financial statements.

Equity In Income (Loss) of Unconsolidated Subsidiaries and Affiliates
      During 2005, total Equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $48 million, $20 million more than the $28 million reported in 2004. Financial Services equity in income of unconsolidated subsidiaries increased $1 million during 2005 due primarily to improved results at our joint venture with BPLG in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from a profit of $20 million in 2004 to a profit of $39 million in 2005. Results in Japan, Mexico, Europe and the U.S. improved; partially offset by declines at our joint ventures in Turkey and Pakistan.

Net Income
      For the year ended December 31, 2005, our consolidated net income, including the impact of restructuring charges of $73 million, was $163 million. This compares to a 2004 consolidated net income of $125 million, which included restructuring charges of $104 million. On a diluted basis, earnings per share (“EPS”) was $0.70 in 2005 compared to diluted earnings per share of $0.54 in 2004, based on diluted weighted average shares outstanding of 234.4 million and 233.5 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 18% and 35%, respectively, in 2005 and 2004 to evaluate the results of our operations, net of these restructuring costs.

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
      The impact of currency translation on the results of Financial Services operations is minimal, reflecting the geographic concentration of such wholly-owned operations within the U.S. For Equipment Operations, the impact of currency translation on net sales has generally been offset by the translation impact on costs and expenses.
      During 2005, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened except for the British pound which weakened approximately 0.7%. Specifically the Australian dollar (3.7%), the euro (0.1%), the Canadian dollar (7.3%), and the Brazilian real (20.3%) strengthened when compared to the U.S. dollar. The impact of all currency movements (including transactions and hedging costs) increased net sales by approximately $161 million or 1.4% and increased the absolute gross margin by approximately $32 million or 1.8%. However, the impact on net income was a decrease of approximately $5 million, as SG&A and R&D costs increased by approximately $18 million while Other, net, interest expense and Equity in income of unconsolidated subsidiaries and affiliates also increased. The impact on taxes and minority interests was a slight benefit.

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
      Overall in 2004, worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 17% higher than in 2003. Worldwide demand for tractors increased by about 17%, with increases of approximately 12% in North America, 40% in Rest of World markets, 11% in Latin America and 5% in Western Europe. Worldwide demand for combines was up approximately 14% over the level in 2003. Demand in North America increased by about 40% while demand in Western Europe declined by about 11%. Combine demand in Latin America, however, was up approximately 17% and in Rest of World markets by about 11%. On a unit basis, our agricultural equipment sales increased but by less than the market. Our overall tractor market share declined by about one percentage point from 2003, and our combine market share declined approximately three and one-half percentage points. In total, we under-produced retail demand by about 1% in order to slightly reduce company and dealer inventories. At year-end total company and dealer inventories are consistent with prior year levels, on a forward months supply basis.
      In North America, net sales of agricultural equipment increased by about 17% in 2004 compared with 2003, including increases related to variations in foreign exchange rates of approximately 1%. Wholesale unit sales of tractors and combines increased by approximately 21%. Total market demand for agricultural tractors in North America increased by about 12%. Demand for under 40-horsepower tractors increased by 7%. Industry demand for mid-sized (40- to 100-horsepower) tractors increased by about 16%; demand for large two wheel drive tractors over 100-horsepower increased by approximately 29% while demand for four wheel drive articulated tractors increased by 23%. Combine market demand increased by about 40%. Our overall agricultural equipment market penetration increased slightly principally related to segment mix between under and over 40-horsepower tractors, while our combine market penetration decreased by more than six percentage points to a level consistent with 2002.
      In Western Europe, net sales of agricultural equipment increased by 5%, primarily related to the effects of variations in foreign exchange rates. Excluding currency, net sales declined by approximately 4% in Western Europe. Overall tractor market demand, as measured in units, increased by about 5% in 2004 and overall combine market demand declined by about 11%. Our wholesale unit sales declined slightly as market penetration decreased for both tractors and combines, and we underproduced retail by approximately 7% to reduce company and dealer inventories.
      In Latin America, net sales of agricultural equipment in 2004 were 23% higher than in 2003, including approximately 4% due to variations in foreign exchange rates. Pricing and volumes were strong. Market demand for tractors increased by approximately 11% and demand for combines increased by 17% despite a slow-down of the combine market in the second half of the year. Year-over-year our unit wholesale volumes increased by approximately 5%, with an improved mix of higher valued combines. This increase in total market demand for agricultural tractors in Latin America occurred despite a decline of approximately 2% in market demand for tractors in Brazil, based on reported unit sales. Tractor market demand in Argentina, however, increased by about 50%, continuing the recovery started in 2003 from the low levels experienced in 2002 after the devaluation of the Argentine peso. The increase in total market demand for combines included the continued resurgence of the Argentine combine market, rebounding from the 2002 low, a smaller increase of total industry unit sales of combines in Brazil by about 3% and general strength through the rest of the countries in Latin America.
      In markets throughout the Rest of World, net sales of agricultural equipment in 2004 increased by approximately 10% compared to 2003. Variations in foreign exchange rates, in particular the 13% strengthening of the Australian dollar, accounted for about eight percentage points of the increase. Wholesale unit sales of tractors and combines in 2004 were about 15% higher than in 2003 despite under-producing retail demand by about 2%.

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
      Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by about 19% in 2004 compared with 2003. Market demand increased in all markets and for all of our major product categories. World market demand for backhoe loaders, on a units basis, increased by about 22% while demand for skid steer loaders increased by about 16%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 22%. Worldwide demand for our heavy construction equipment product lines increased by approximately 19%. On a unit basis, our construction equipment market penetration declined by approximately one percentage point. In North America, our largest market, our market penetration also declined approximately one percentage point.
      In North America, net sales of construction equipment increased by approximately 42% in 2004 compared with 2003. Variations in foreign exchange rates increased net sales by about 1%. Wholesale unit sales increased by approximately 37% and production was approximately 2% higher than retail sales. Wholesale unit sales of backhoe loaders, skid steer loaders and heavy construction equipment products all increased. The total North American market demand for construction equipment increased by about 25%, including increases of 24% for backhoe loaders, 15% for skid steer loaders and 37% for heavy construction equipment.
      In Western Europe, net sales of construction equipment decreased by 4%, principally reflecting an approximate 9% increase in reported net sales due to variations in foreign exchange rates, which was more than offset by a decline in wholesale unit volumes of approximately 15%. Overall market demand, as measured in units, increased by approximately 11% in 2004. We reduced production compared with retail sales by about 3% in order to reduce company and dealer inventories. The balance of the decline reflects the company’s difficulties associated with the transition from the Fiat-Hitachi association and dealer network to the New Holland-Kobelco network and the market aggressiveness of Hitachi in attempting to regain a foothold in the Western European construction equipment markets.
      In Latin America, net sales of construction equipment increased by 49% in 2004 compared with 2003, including approximately three percentage points related to variations in foreign exchange rates. Our wholesale unit sales increased by approximately 30%. Total Latin American market demand, as measured in units, increased by about 51%, including a 42% increase in market demand for backhoe loaders, a 55% increase in demand for heavy construction equipment and a 56% increase in market demand for skid steer loaders. We under-produced retail sales by approximately 5%.
      In markets throughout the Rest of World, where we have a minimal presence, net sales of construction equipment increased by 11% in 2004 compared with 2003 including an approximately eight percentage point improvement due to variations in foreign exchange rates. Our wholesale unit sales were up approximately 5% and production was in line with retail sales.

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

	2004	2003	2002

	(in millions)
Non-core portfolio	$131	$330	$570

Percentage of total portfolio	1.0%	2.7%	4.5%

Delinquency percentage(1)	27%	29%	28%

Annual loss percentage(2)	4%	15%	9%

Allowance for credit losses	$50	$68	$63

(1)	Calculated as the percentage of loans in the relevant portfolio more than 30 days past due.

(2)	Calculated as the ratio of the annual loss to the average portfolio for the year.
      By comparison, delinquency percentages for our North American core portfolio were 2.5% and 2.9% for 2004 and 2003, respectively, and annual loss percentages for the North American core portfolio decreased to 0.3% at December 31, 2004 from 1.0% at December 31, 2003.
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

Equity In Income (Loss) of Unconsolidated Subsidiaries and Affiliates
      During 2004, total equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $28 million, $9 million more than the $19 million reported in 2003. Financial Services equity in income of unconsolidated subsidiaries increased $2 million during 2004 due primarily to improved results at our joint venture with BPLG in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from a profit of $13 million in 2003 to a profit of $20 million in 2004. Results in Turkey, Pakistan and Mexico improved, partially offset by declines at our joint ventures in Europe and Japan.

Net Income
      For the year ending December 31, 2004, our consolidated net income, after pre-tax restructuring charges of $104 million, was $125 million. This compares to a 2003 consolidated net loss, after pre-tax restructuring charges of $271 million, of $157 million. On a diluted basis, earnings per share (“EPS”) was $0.54 in 2004 compared to diluted losses per share of $1.19 in 2003, based on diluted weighted average shares outstanding of 233 million and 132 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 35% and 31%, respectively, in 2004 and 2003 to evaluate the results of our operations, net of these restructuring costs.

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

Allowance for Credit Losses
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
      The total allowance for credit losses at December 31, 2005, 2004 and 2003 were $247 million, $211 million and $190 million, respectively. The increase in the allowance for credit losses in 2005 was primarily due to worsening of the Brazilian Agricultural portfolio performance and an increase in the global wholesale portfolios. The total allowances for credit losses increased in 2004 primarily due to increases in the Latin American and credit card portfolios, typically requiring higher loss coverage and growth in the North American wholesale serviced portfolio.
      The assumptions used in evaluating our exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Holding other estimates constant, a 10 basis point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $9.0 million to the allowance for credit losses at December 31, 2005.

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
      Total operating lease residual values at December 31, 2005, 2004 and 2003 were $108 million, $170 million and $293 million, respectively.
      Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5% from our present estimates, the total impact would be to increase our depreciation on equipment on operating leases by approximately $5 million. This amount would be charged to depreciation during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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
      The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2005 are as follows:

	Weighted Average	10%	20%
	Assumptions	Change	Change

		(in millions)
Constant prepayment rate	15.82%	$1.0	$1.2
Expected credit loss rate	0.70%	$5.3	$10.5
Discount rate	10.68%	$6.9	$13.0
Remaining maturity in months	17
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

Recoverability of Long-lived Assets
      Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. We evaluate the recoverability of property, plant and equipment and finite lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess the recoverability of property, plant and equipment and finite lived intangible assets by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.
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
      Our estimates of cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of our profit improvement initiatives.
      As previously disclosed, in the fourth quarter of 2005, we reorganized our Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. We have reviewed the impact of these changes on our reporting units and concluded that, although certain structural changes were made to reflect this reorganization during the fourth quarter of 2005, we did not meet the criteria to change reporting units for 2005 as operating results under the new structure were not available for review by our executive management team.

Beginning in 2006, we will allocate goodwill to the four brands and perform our impairment testing at the brand reporting unit level.

Realization of Deferred Tax Assets
      We have deferred tax assets of $2.5 billion and a valuation allowance against these assets of $929 million as of December 31, 2005. Of this amount, $1.1 billion of the deferred tax assets and a corresponding valuation allowance of $803 million relate to tax loss carryforwards.
      We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In completing this determination, we generally evaluate, by taxing jurisdiction, recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carryforwards expire as well as the impact of our profit improvement initiatives on future earnings. CNH’s expectations of future profitability were based on assumptions regarding market share, the profitability of new model introductions and the benefits from capital and operating restructuring actions.
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
      The sales incentive accruals at December 31, 2005, 2004 and 2003 were $533 million, $407 million and $371 million, respectively. The total allowance accruals recorded at the end of December 31, 2005 increased compared to the end of 2004 and 2003 primarily due to the increase in net sales and the increase in dealer inventory levels.
      The estimation of the sales allowance accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales allowance costs to net sales from dealers. Over the last three years, this percent has varied by approximately plus or minus 0.25 percentage points, compared to the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if this experience were to increase or decrease 0.25 percentage points, the sales allowances for the year ended December 31, 2005 would increase or decrease by approximately $35 million.

Warranty Costs and Campaigns
      At the time a sale of a piece of equipment to a dealer is recognized, we record the estimated future warranty costs for the product. We generally determine our total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. Campaigns are formal post-production modification programs approved by management. The liability for such programs are recognized when approved, based on an estimate of the total cost of the program. Our warranty and campaign obligations are affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required.
      The product warranty and campaign accruals at December 31, 2005, 2004 and 2003 were $192 million, $198 million and $183 million, respectively. The decrease in 2005 was primarily due to an improvement in quality levels associated with maturing products offset by the increase in net sales. The increase in 2004 was primarily due to the increase in net sales.
      Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last three years, this percentage has varied by approximately 0.1 percentage points, compared to the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.1 percentage points, the warranty expense for the year ended December 31, 2005 would increase or decrease by approximately $14 million.
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
      Additionally, we have experienced a continuing high level of other postretirement employee benefit costs, principally related to healthcare, during 2005.

      The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on 2005 pension and other postretirement benefit costs and obligations:

	2005 Benefit Cost		Year End Benefit Obligation
	(income)/expense		increase/(decrease)

	One Percentage-	One Percentage-	One Percentage-	One Percentage-
	Point Increase	Point Decrease	Point Increase	Point Decrease

	(in millions)
Pension benefits — U.S.:
Assumed discount rate	$(8.5)	$8.3	$(117.2)	$130.6
Expected long-term rate of return on plan assets	(7.6)	7.6	N/A	N/A
Pension benefits — International:
Assumed discount rate	(7.7)	10.1	(216.9)	251.0
Expected rate of compensation increase	10.8	(7.7)	57.1	(51.4)
Expected long-term rate of return on plan assets	(9.4)	9.4	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(17.9)	19.5	(173.3)	194.5
Assumed health care cost trend rate (initial and ultimate)	31.5	(25.9)	196.1	(153.3)
      The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2005 were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005, 2004 and 2003 and the obligations at December 31, 2004 were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.
      The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. Beginning with the year end December 31, 2005 valuations, the expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness. Prior to this time, assumptions were based on surveys of large asset portfolio managers and peer group companies based on a combination of past experience in the markets as well as future return expectations over the next ten years.
      The expected weighted-average rate of return on plan assets was 8.25% and 8.75% for 2005 and 2004, respectively, for U.S. plans. The expected weighted-average rate of return on plan assets was 7.16% for 2005 and 2004 for non-U.S. plans (primarily in the U.K. and Canada).
      The actual return on plan assets in 2005 was 4.5% for U.S. plan assets and 16.9% for U. K. plan assets.
      The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration.

The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medial inflation, technology, new medicine, government cost shifting, utilization changes, aging population and changing mix of medical services.
      As a result of recent experience we will maintain the 2005 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2006 despite earlier expectations that this rate would decrease.
New Accounting Pronouncements
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006; however, early adoption is permitted as of the beginning of an entity’s fiscal year. We have not yet determined the impact SFAS No. 156 may have on our financial position or results of operations upon adoption.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SAFS No. 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS No. 155: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, although early adoption is permitted as of the beginning of an entity’s fiscal year. We have not yet determined the impact SFAS No. 155 may have on our financial position or results of operations upon adoption.
      In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” (“SFAS No. 154”) SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective January 1, 2006. The adoption of SFAS No. 154 is not expected to have a material impact on our financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”) is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 requires abnormal amounts of facility expense, freight, handling costs and spoilage be recognized as current period charges. Adoption of this statement is not expected to have a material impact on our financial position and results of operation.
      In December 2004, the FASB issued SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. We do not expect the adoption of SFAS No. 123 to have a material impact on our financial statements.

B. Liquidity and Capital Resources.
      The following discussion of liquidity and capital resources principally focuses on our consolidated balance sheets, consolidated statements of cash flows and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated by operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2006. Beginning in 2002, we have taken actions to recapitalize our consolidated balance sheet, reducing our Net Debt to Net Capitalization ratio of Equipment Operations (as defined below) from 73% at December 31, 2001 to 12% at December 31, 2005.
      On June 11, 2002, we sold 10 million common shares to the public. The proceeds were used to repay a portion of our outstanding debt and for other general corporate purposes. Concurrently with the offering of common shares, Fiat and one of its subsidiaries contributed $1.3 billion principal amount of our debt to us in exchange for 65 million of our common shares. On April 7 and 8, 2003, we issued a total of 8 million shares of Series A Preferred Stock to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Pursuant to their terms, these 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. On August 1 and September 16, 2003, Case New Holland issued a total of $1.05 billion of 9 1/4 % Senior Notes due 2011 which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. On May 18, 2004, Case New Holland issued a total of $500 million of 6% Senior Notes due 2009, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries.
      On March 3, 2006, Case New Holland completed a private offering of $500 million of its 7.125% Senior Notes. The 7.125% Senior Notes, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries, are due in 2014. Case New Holland intends to use the proceeds from the offering to refinance debt.

Consolidated Debt
      As of December 31, 2005 and 2004, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services

	2005	2004	2005	2004	2005	2004

	(in millions)
Long-term debt excluding current maturities	$3,706	$4,020	$2,011	$2,827	$1,695	$1,893
Current maturities of long-term debt	1,059	886	385	257	674	629
Short-term debt	1,522	2,057	826	1,088	1,763	1,407

Total debt	$6,287	$6,963	$3,222	$4,172	$4,132	$3,929

      As of December 31, 2005, we had a combined $1.8 billion of cash and cash equivalents and Deposits with Fiat available, a decrease of $257 million as compared to $2.1 billion as of December 31, 2004.
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
      Consolidated Net Debt was $4.5 billion as of December 31, 2005, compared to $4.9 billion a year earlier. The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2005 and 2004 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services

	2005	2004	2005	2004	2005	2004

	(in millions, except percentages)
Total debt	$6,287	$6,963	$3,222	$4,172	$4,132	$3,929
Less:
Cash and cash equivalents	1,245	931	858	637	387	294
Deposits with Fiat	580	1,151	578	1,136	2	15
Intersegment notes receivables	—	—	1,067	1,114	—	24

Net debt	4,462	4,881	719	1,285	3,743	3,596
Total shareholders’ equity	5,052	5,029	5,052	5,029	1,587	1,419

Net capitalization	$9,514	$9,910	$5,771	$6,314	$$5,330	$5,015

Net debt to net capitalization	47%	49%	12%	20%	70%	72%

      The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services

	2005	2004	2005	2004	2005	2004

	(in millions, except percentages)
Total debt	$6,287	$6,963	$3,222	$4,172	$4,132	$3,929
Total shareholders’ equity	5,052	5,029	5,052	5,029	1,587	1,419

Total capitalization	$11,339	$11,992	$8,274	$9,201	$5,719	$5,348

Total debt to total capitalization	55%	58%	39%	45%	72%	73%

      The reduction of Consolidated Net Debt by $419 million reflects the $566 million decrease of Net Debt for Equipment Operations, partially offset by the $147 million increase of Net Debt for Financial Services.
      Equipment Operations Net Debt was $719 million at December 31, 2005, compared to $1.3 billion for the prior year. The decline primarily reflects positive cash flow from operations, including the reduction of working capital driven by the increased level of wholesale receivable activity in North America and the inclusion of additional countries in the European wholesale receivable securitization program.
      Financial Services’ Net Debt was $3.7 billion at December 31, 2005, compared to $3.6 billion as of December 31, 2004. The increase in Net Debt principally reflects the increase in wholesale receivables transferred from Equipment Operations that have not been securitized.

Cash Flows
      The $314 million increase in consolidated cash and cash equivalents, during the year ended December 31, 2005, is the result of our positive cash flow from operating activities and investing activity more than offsetting the use of cash in our financing activities. Cash and cash equivalents at Equipment Operations increased by $221 million, while cash and cash equivalents at Financial Services increased by $93 million.

Cash Flows from Operating Activities

	For the Years Ended
	December 31,

	2005	2004	2003

	(in millions)
Equipment Operations	$849	$879	$66
Financial Services	(240)	200	752
Eliminations	(60)	(109)	(22)

Consolidated	$549	$970	$796

      In 2005, consolidated cash flows from operating activities were $549 million compared to $970 million in 2004, with Equipment Operations generating $849 million compared to the $879 million generated in 2004 and Financial Services using $240 million compared to the $200 million generated in 2004.
      The slight decline in year-over-year cash flows from operating activities in Equipment Operations reflects the increase in net income from $125 million in 2004 to $163 million in 2005. Contributions from depreciation and amortization and changes in working capital, mainly related to the extension of the European wholesale securitization, were partially offset by changes in other asset and liabilities.
      The reduction in cash flows used in operating activities from Financial Services is attributable primarily to additional wholesale and notes receivables which reflects increased volumes purchased from Equipment Operations which were not securitized by Financial Services.
      In 2004, consolidated cash flows from operating activities were $970 million compared to $796 million in 2003, with Equipment Operations generating $879 million and Financial Services generating $200 million in 2004.
      The increase in year-over-year cash flows from operating activities for Equipment Operations is due to the $282 million improvement in net income, from $157 million net loss in 2003 to $125 million net income in 2004. In addition, the reduction of working capital in 2004 driven by the new European wholesale securitization program, activated in September 2004, and the early settlement of a European long-term receivable, contributed $466 million and $190 million to cash flow, respectively, in 2004.
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

Cash Flows from Investing Activities

	For the Years Ended
	December 31,

	2005	2004	2003

	(in millions)
Equipment Operations	$331	$22	$(1,136)
Financial Services	172	(503)	102
Eliminations	13	85	54

Consolidated	$516	$(396)	$(980)

      Consolidated cash generated by investing activities was $516 million in 2005 compared to a use of $396 million in 2004, with Equipment Operations generating $331 million compared to the $22 million generated in 2004 and Financial Services generating $172 million compared to $503 million used in 2004.
      Cash flows provided by investing activities at Equipment Operations in 2005 mainly reflect lower deposits in the Fiat affiliates cash management pools. Capital expenditures were principally related to our initiatives to introduce new products, enhance manufacturing efficiency, further integrate our operations and expand environmental and safety programs.
      Cash flows generated from investing activities at Financial Services were mainly related to collection of receivables (approximately $2.8 billion in 2005, an increase of $581 million compared to 2004) and of retained interests (approximately $2.7 billion in 2005, increased $393 million compared to the previous year) offsetting the investment in retail receivables, approximately $5.4 billion in 2005, up $168 million from 2004.
      Consolidated cash used by investing activities was $396 million in 2004 compared to a use of $980 million in 2003, with Equipment Operations generating $22 million (compared to the $1,136 million absorbed in 2003) and Financial Services using $503 million (compared to $102 million generated in 2003).
      In 2004 cash flow generated from investing activities at Equipment Operations reflected a lower level of capital expenditure compared to the prior year and the positive contribution from acquisitions and divestitures.
      Cash flow used in investing activities at Financial Services in 2004 reflected the high level of the investment in retail receivables (approximately $5.2 billion in 2004, up approximately $720 million from 2003). It was only partially offset by the positive contribution from collections of receivables, retained interests in securitization and proceeds related to sales of receivables.

Cash Flows from Financing Activities

	For the Years Ended
	December 31,

	2005	2004	2003

	(in millions)
Equipment Operations	$(952)	$(754)	$1,403
Financial Services	132	453	(833)
Eliminations	47	24	(32)

Consolidated	$(773)	$(277)	$538

      Consolidated cash used by financing activities was $773 million in 2005, compared with $277 million used by financing activities in 2004.
      Our Equipment Operations used $952 million of cash for financing activities in 2005 compared to an utilization of $754 million in 2004. Existing liquidity and proceeds from reduction of medium term intersegment notes with Financial Services have been used to repay term notes mainly with Fiat. In 2005, Equipment Operations paid down long-term debt of $795 million, compared to a reduction of $620 million in 2004. Proceeds from issuance of long-term debt were $118 million, mainly due to increased on book financing of subsidized exports in Brazil. In 2005, Equipment Operations paid $34 million of dividends to common shareholders. No dividend was due or paid to the holders of Series A Preferred Stock in 2005.
      Financial Services provided $132 million of cash from financing activities in 2005, compared to $453 million provided in 2004. Financial Services debt for the year ended December 31, 2005 reflects additional short-term debt positions related to the increased level of wholesale activity, the partial prepayment of the intercompany note with Equipment Operations maturing in May 2006 and the activation of new term positions with third parties related to the on book securitization of retained interests in the U.S. and the utilization of a committed credit facility in the U.S. In 2005, Financial Services paid to Equipment Operations dividends and returned capital, net of capital contributions from Equipment Operations, of approximately $40 million, compared to $24 million in 2004.
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
Credit Ratings
      As of the date of this report, our long-term unsecured debt was rated BB-(stable outlook) by S&P; Ba3 (negative outlook) by Moody’s; and BB High (stable trend) by DBRS.
      As of the date of this report, Fiat’s long-term unsecured debt was rated BB- (stable outlook) by S&P; Ba3 (stable outlook) by Moody’s; BB (stable trend) by DBRS and BB- (stable outlook) by Fitch.
      Recent ratings actions include:

•	On February 22, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, Moody’s reaffirmed their Ba3 rating of CNH’s long-term senior unsecured debt, with a negative outlook.

•	On February 22, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, DBRS reaffirmed their BB High rating of CNH’s long-term senior unsecured debt, with a stable trend.

•	On February 21, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, S&P reaffirmed its BB- rating of CNH’s long-term senior unsecured debt, with a stable outlook.

•	On January 30, 2006, Moody’s affirmed the stand alone long-term senior unsecured debt rating of CNH of Ba3 and negative outlook. Moody’s also affirmed Fiat’s Ba3 corporate family rating and long-term senior unsecured debt rating, upgrading the outlook to stable from negative.

•	On January 20, 2006, Fitch affirmed Fiat’s BB- long-term senior unsecured debt rating and upgraded its outlook to stable from negative.

•	On November 8, 2005 DBRS assigned an issuer rating of BB to Fiat, with a stable trend.

•	On August 1, 2005, S&P affirmed Fiat’s and CNH’s BB- corporate credit ratings and revised its rating outlook for each to stable from negative.
      Beginning in the fourth quarter of 2000, we and certain of our subsidiaries suffered a series of credit rating downgrades, which resulted in our rating falling below investment grade. This immediate impact of these downgrades was to preclude us from accessing the commercial paper market through Financial Services companies’ programs. On a longer-term basis, as we have renewed a number of borrowing facilities since these ratings downgrades, we have found that the terms offered to us have been adversely impacted.
      We cannot assure you that the rating agencies will not further downgrade our or Fiat’s credit ratings. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets, the cost of certain existing ABCP facilities and the cost and terms of any future borrowing. Further ratings downgrades of either our or Fiat’s debt could adversely affect our ability to access the capital markets or borrow funds at current rates and therefore could put us at a competitive disadvantage.
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
      A summary of our strategy is:

•	To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, we rely primarily on bank facilities. We also maintain a funding relationship with Fiat through the overdraft facilities granted to us under the cash pooling arrangements operated by Fiat in a number of jurisdictions. We manage our aggregate short-term borrowings so as not to exceed availability under our lines of credit with banks and Fiat.

•	As funding needs of Equipment Operations are determined to be of a longer-term nature, we will access medium-and long-term debt markets, as appropriate, to refinance short-term borrowings and replenish our liquidity.

•	We maintain unutilized committed lines of credit and other liquidity facilities, complemented by available cash and cash equivalents and Deposits with Fiat, to cover our expected funding needs on both a short-term and long-term basis.

•	The most significant source of liquidity for our Financial Services business is loan securitizations to finance the receivables we originate, including wholesale receivables purchased from Equipment Operations. We intend to continue to cultivate and expand our recourse to the ABS and ABCP markets worldwide, based on the acceptance of the performance and characteristics of our receivables, the performance of our existing securities and the continuing growth of such markets.

•	We complement our ABS funding strategy for Financial Services with access to bank facilities, both short- and long-term, to the capital markets and to Fiat funding via its cash pooling arrangements. In Brazil, Financial Services continues to utilize financing provided by the Brazilian development agencies to support the growth of the agricultural sector of the economy.

•	Financial Services has relied in the past and continues to rely on intersegment notes from Equipment Operations.
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
      Access to funding at competitive rates is key to the growth of the core business of Financial Services and expansion of its financing activities into new product and geographic markets. Further ratings downgrades of either our or Fiat’s debt could adversely affect the ability of Financial Services to continue to offer attractive financing to our dealers and end-user customers. These downgrades have already affected our borrowing costs and the terms of our borrowings entered into subsequent to the ratings downgrades, and further downgrades of either our or Fiat’s debt could adversely affect markets, the ability to access the capital markets, the cost of certain existing ABCP facilities and the cost of any future borrowings. A reduction of the financing support provided by the Brazilian government to the agricultural sector could slow the growth of our retail activities in that country or impact collections on our existing financings in that country.
      On a global level, we will continue to evaluate alternatives to ensure that Financial Services continues to have access to capital on favorable terms in support of their business, including through equity investments by global or regional partners in joint venture or partnership opportunities (similar to our arrangement entered into with BPLG, which broadened our product offerings throughout Europe), new funding arrangements or a combination of any of the foregoing.

Long-term debt
      As of December 31, 2005, our consolidated long-term debt was $4.8 billion, including $1.1 billion of current maturities, compared to $4.9 billion and $886 million, respectively, as of the end of the prior year.
      Equipment Operations long-term debt as of December 31, 2005 was $2.4 billion, including $385 million of current maturities, compared to $3.1 billion and $257 million, respectively, as of the end of the prior year.
      Equipment Operations long-term debt as of December 31, 2005, consisted of approximately $1.8 billion in bonds and medium-term notes, $244 million of affiliated notes with Fiat, and $243 million of medium-term loans with third parties. The remaining $129 million relates to maturities beyond December 31, 2005 under committed credit lines with a bank affiliate of Fiat.

      Financial Services long-term debt, as of December 31, 2005, was $2.4 billion, including $674 million of current maturities, compared to $2.5 billion and $629 million, respectively, as of the end of the prior year.
      As of December 31, 2005, Financial Services long-term debt consisted primarily of $1.3 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, (amortizing over the life of the assets), $793 million of other long-term borrowings from third parties, $172 million of affiliated notes with Fiat and $124 million in bonds maturing in 2007.

Certificates of deposit
      Our Brazilian Financial Services subsidiary, Banco CNH, continued its local certificate of deposit program and had $81 million outstanding as of December 31, 2005. Banco CNH has obtained local credit ratings by Fitch Ratings of A+ for its long-term obligations and F-1 for its short-term obligations.

Credit and liquidity facilities
      As of December 31, 2005, we had approximately $3.5 billion available under our $6.6 billion total lines of credit, including the asset-backed liquidity facilities described below. Approximately $2.0 billion drawn under such lines is classified as long-term debt, while $1.1 billion is classified as short-term debt. Our ability to incur additional debt may be limited by certain covenants in the Senior Notes as discussed above and our bank credit agreements.

      The following table summarizes our credit facilities at December 31, 2005:

				Drawn

				Equipment	Financial
	Maturity	Amount	Borrower*	Operations	Services	Total	Available	Guarantor

	(in millions)
Committed lines:
CNH portion of Fiat revolving syndicated backup credit facility	Jul 08	$354	EO	$—	$—	$—	$354	Fiat
Credit facilities with third parties	Jun 07	150	FS		150	150	—	Fiat
Buyer’s credit Proex	2006-2010	129	EO	129	—	129	—	Fiat
CNH Capital Australia/Canada facility with UBS	2006	61	FS	—	61	61	—	Fiat
BNDES Subsidized Financing Brazil
—2006	2006	470	FS	—	470	470	—	Fiat**
—2007	2007	337	FS	—	337	337	—	Fiat**
—2008 and Beyond	2008+	483	FS	—	473	473	10	Fiat**
Revolving credit facility with Fiat affiliate	Jan 2007	1,000	Both	205	77	282	718	Fiat
Various committed lines—Brazil	Jan 06-Sept 07	165	EO	165	—	165	—
Various committed lines— Australia	Jan 06-Jul 06	58	FS	—	51	51	7

Total committed lines		3,207		499	1,619	2,118	1,089
Uncommitted Lines
Portion of Fiat revolving syndicated backup credit facility shared with Fiat subs.	Jul 08	826	EO	—	—	—	826
Factoring lines	Jan 06	185	EO	185	—	185	—
Factoring lines	Jan 06	50	FS	—	—	—	50
Other	Jan 06	8	EO	—	—	—	8
Asset-backed Programs
—United States	Jan 06	1,200	FS	—	157	157	1,043
—United States (Credit Cards)	Jun 07	250	FS	—	129	129	121
—Canada	Aug 06	257	FS	—	26	26	231
—Australia	Apr 06	293	FS	—	206	206	87
—ABS Retained Assets financing	Dec 08	300	FS	—	247	247	53

Total uncommitted lines and ABCP		3,369		185	765	950	2,419

Total credit facilities		$6,576		$684	$2,384	$3,068	$3,508

Drawn short-term debt				$495	$579	$1,074

Drawn long-term debt				$189	$1,805	$1,994

Total credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$3,254		$334	$1,014	$1,348	$1,906

*	EO = Equipment Operations; FS = Financial Services

**	BNDES Subsidized Financing in Brazil is guaranteed by Fiat for up to $726 million (1.7 billion Brazilian real equivalent).

Committed lines of credit
      As of December 31, 2005, we had $1.1 billion available under our $3.2 billion total committed lines of credit. The majority of such lines are supported by a guarantee from Fiat.
      The €300 million ($354 million) syndicated credit facility represents the amount allocated to us by Fiat under a € 1.0 billion Fiat syndicated facility which matures in July 2008 and remained undrawn at December 31, 2005. Loans under this new facility bear interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the new credit facility (other than CNH) has jointly and severally guaranteed the performance of the obligations of all borrowers under the new facility. This new facility contains a number of affirmative and negative covenants, including financial covenants based on Fiat results, limitations on indebtedness, liens, acquisitions and dispositions, and certain reporting obligations. Failure to comply with these covenants, payment defaults or other events of default under the new facility could cause the facility to terminate and all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this new facility, CNH is required to pay the commitment fees applicable to the €300 million ($354 million) allocation as well as its pro rata share (based on the number of borrowers from time to time, currently one-sixth) of the remaining commitment fees and other fees relating to the new facility.
      Financial Services has certain dedicated committed credit facilities available to them which are mostly utilized. In particular, approximately $1.3 billion was drawn by our Brazilian Financial Services subsidiary under long-term financing arrangements provided by the Banco Nacional de Desenvolvimento Ecomomico e Social, supported by the Brazilian government under agricultural development programs.
      The $1.0 billion revolving facility with Fiat matures on January 31, 2007 and serves as the umbrella under which we borrow from Fiat and its affiliates for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat affiliates.

Uncommitted lines of credit
      Our $1.1 billion of uncommitted lines of credit, as of December 31, 2005, primarily reflects the €700 million ($826 million) portion of the € 1.0 billion ($1.2 billion) syndicated credit facility shared with other Fiat entities. It also reflects facilities available to us in Europe and certain other jurisdictions, under which we discount or factor certain wholesale receivables primarily for our Equipment Operations business, on a “with recourse” basis.

Asset-backed programs
      We also have access to ABCP liquidity facilities through which we may sell retail receivables generated by Financial Services in the United States, Australia and Canada. We utilize these facilities to fund the origination of receivables prior to selling such receivables in the term ABS markets. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.3 billion.
      The following table summarizes our ABCP liquidity facilities at December 31, 2005:

	Program
	Size	Availability

	(in millions)
United States (expiring in January 2006)	$1,200	$1,043
United States — credit card (expiring in June 2007)	250	121
Canada (expiring in August 2006)	257	231
Australia (expiring in April 2006)	293	87
ABS Retained Assets financing (expiring in December 2008)	300	53

Total	$2,300	$1,535

      Subsequent to December 31, 2005, we have extended the U.S. facility through January 2007.

Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable
      Cash and cash equivalents were $1.2 billion as of December 31, 2005, compared to $931 million as of December 31, 2004. The following table shows cash and cash equivalents, together with additional information on Deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2005 and 2004.

			Equipment		Financial
	Consolidated		Operations		Services

	2005	2004	2005	2004	2005	2004

	(in millions)
Cash and cash equivalents	$1,245	$931	$858	$637	$387	$294

Deposits with Fiat	$580	$1,151	$578	$1,136	$2	$15

Intersegment notes receivable:
Short-term	$—	$—	$1,067	$414	$—	$24
Long-term	—	—	—	700	—	—

Total intersegment notes receivables	$—	$—	$1,067	$1,114	$—	$24

      The increase in cash and cash equivalents reflects additional cash deposits with third parties made by Equipment Operations, in particular in the U.S., rather than depositing funds within the Fiat cash pooling system as described below, and cash deposits with third parties made by Financial Services, including the growth of cash reserves held by Banco CNH in Brazil as a result of the growth in its total asset base.
      The amount of Deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to Deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide. As of December 31, 2005, Deposits with Fiat were $580 million, compared with $1.2 billion at the end of the prior year.
      As of December 31, 2005, Equipment Operations held a total of $1.1 billion in intersegment notes receivable from Financial Services subsidiaries, of which $300 million is a note maturing in 2006. The short-term notes held by Equipment Operations typically represent a form of a cash management optimization tool in place in those jurisdictions where the most efficient structure is for Equipment Operations to lend directly to Financial Services, such as Australia.

Debt and Deposits with Fiat
      Our debt and Deposits with Fiat as of December 31, 2005 and 2004, respectively, can be analyzed as follows:

			Equipment		Financial
	Consolidated		Operations		Services

	2005	2004	2005	2004	2005	2004

	(in millions)
Long-term debt with Fiat excluding current maturities	$133	$1,021	$95	$873	$38	$148
Current maturities of long-term debt with Fiat	413	90	279	19	134	71
Short-term debt with Fiat	565	672	479	331	86	341

Total debt with Fiat	1,111	1,783	853	1,223	258	560
Less Deposits with Fiat	(580)	(1,151)	(578)	(1,136)	(2)	(15)

Net Debt with Fiat	$531	$632	$275	$87	$256	$545

      On December 31, 2005, our outstanding consolidated debt with Fiat and its affiliates was $1.1 billion, or approximately 18% of our consolidated debt, compared to $1.8 billion or approximately 26% as of December 31, 2004. The reduction resulted primarily from cash generated by the reduction of intersegment notes made possible by the issuance of new debt by Financial Services.

      The total amount of consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2005 included (i) $244 million in long-term debt under several notes maturing through 2006, (ii) $282 million in short-term debt, drawn under a $1 billion revolving credit line granted to us by Fiat and maturing on January 31, 2007 and (iii) an additional $585 million, of which $274 million is related to the funding of our Brazilian equipment operations subsidiary, $182 million is related to notes funding Financial Services subsidiaries and $129 million is related to notes funding other Equipment Operations subsidiaries. An additional $937 million of consolidated third party debt outstanding under certain facilities was guaranteed by Fiat or a Fiat subsidiary at December 31, 2005. We have continued to reduce our debt to Fiat and increasingly rely on third-party financing, and we expect this trend to continue over time.
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
      At December 31, 2005, CNH had approximately $580 million of cash deposited in the Fiat affiliates cash management pools compared with $1.2 billion at the end of the prior year. Of the total amount deposited with Fiat as of December 31, 2005, the principal components included $8 million deposited by our North American subsidiaries with a Fiat treasury vehicle in the United States, $377 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, $194 million deposited our Italian subsidiaries with a vehicle managing cash in Italy, and less than $1 million deposited by Latin American subsidiaries with other local subsidiaries. Historically, our debt exposure towards each of these vehicles usually is higher than the amounts deposited with them. However, we may not, in the event of a bankruptcy or insolvency of these Fiat entities, be able to offset our debt against our deposit with each vehicle.
Securitization
      The following table summarizes the principal amount of our retail and wholesale ABS programs in the United States, Canada, Australia and Europe, and receivables discounted without recourse and classified as off-balance sheet at December 31, 2005 and 2004:

	2005	2004

	(in millions)
Wholesale receivables	$3,080	$2,432
Retail and other notes and finance leases	4,580	4,475
Receivables discounted without recourse	—	108

Total	$7,660	$7,015

      The amount above includes wholesale receivables discounted under our securitization program in Europe activated in September 2004. In September 2005, Spanish receivables, previously not qualifying for off book treatment, met the requirements and are now accounted for as off book.

Retail
      We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources while contributing to lower our overall cost of funds. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. This allows the special purpose entity (“SPE”) to issue highly-rated securities in a highly liquid and efficient market, thereby providing us with a cost-effective source of funding. Termination of our ABS activities would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources could increase our cost of funds and reduce our profit margins, which could materially adversely affect our results of operations.
      We maintain access to the asset-backed term market in the United States, Canada and Australia. During 2005, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $2.6 billion in retail asset-backed transactions and SPE affiliates of our Canadian Financial Services’ subsidiaries executed C$300 million ($258 million) in retail asset-backed transactions. The securities in each of these transactions are backed by agricultural and construction equipment retail receivables contracts and finance leases originated through our dealerships. Financial Services applied the proceeds from the securitizations to repay outstanding debt. At December 31, 2005, $4.6 billion of asset-backed securities issued to investors out of the U.S., Canadian and Australian SPEs were still outstanding with a weighted average remaining maturity of between 16 to 18 months.
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
      Our ABS program is further described in “Note 4: Accounts and Notes Receivable,” in our consolidated financial statements.

Wholesale
      We also sell wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly-owned SPEs, which are consolidated by CNH, but legally isolate the receivables from our creditors. Upon the sale of receivables to a QSPE in a securitization transaction, receivables are removed from our consolidated balance sheet and proceeds are received for the difference between the receivables sold and the retained undivided interests that are required to be retained by us. These transactions are utilized as an alternative to the issuance of debt and allow us to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.
      In the event charge-offs reduce the receivables pool sold, the investors in the facility have recourse against our retained undivided interests in the sold receivables. These retained undivided interests fluctuate with the size of the sold portfolio, as they are specified as percentages of the sold receivables. Investors have no recourse to us in excess of these retained undivided interests. We continue to service the sold receivables and receive a fee, which approximates the fair value of the servicing obligation.
      The facilities consist of a master trust facility in the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $521 million term senior and subordinated asset-backed notes with a three year maturity issued in June 2003, $750 million term senior and subordinated asset-backed notes issued with a three year maturity issued in June 2005 and a 364-day, $700 million conduit facility that is renewable annually (September 2006) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$162 million term senior and subordinated asset-backed notes with a two year maturity issued in July 2004, C$189 million term senior and subordinated asset-backed notes with a three year maturity issued in July 2004 and a 364-day C$250 million conduit facility that is renewable annually (August 2006) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (May 2006) at the sole discretion of the purchaser.
      At December 31, 2005, $2.0 billion, C$445 million ($382 million) and A$108 million ($79 million) were outstanding under these facilities, consisting of $2.4 billion, C$569 million ($489 million) and A$149 million ($109 million) of wholesale receivables sold less CNH’s retained undivided interest of $452 million, C$124 million ($106 million) and A$41 million ($30 million) respectively. At December 31, 2004, $1.5 billion was outstanding under the U.S. facility, consisting of $1.9 billion of wholesale receivables sold less CNH’s retained undivided interest of $330 million. Under the Canadian facility at December 31, 2004, C$405 million ($348 million) was outstanding, consisting of C$507 million ($436 million) of wholesale receivables sold less CNH’s retained undivided interest of C$102 million ($88 million). Under the Australian facility at December 31, 2004, A$90 million ($66 million) were outstanding, consisting of A$128 million ($88 million) of wholesale receivables sold, less CNH’s retained undivided interest of A$38 million ($28 million). The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.
      On September 13, 2004, certain of our Equipment Operations subsidiaries in Europe sold, on a non-recourse basis, euro and British pound denominated wholesale receivables, directly or indirectly, to an Irish trust, funded by two bank-sponsored conduits and by an Irish Financial Services’ subsidiary of CNH. In June 2005, this program was expanded to include Equipment Operation entities in Italy and Belgium. The expansion of the program resulted in receivable sales totaling approximately $216 million in June 2005. In September 2005, the one entity in this program, previously not qualifying for off book treatment, met the requirements and is now accounted for as off book. A total of $531 million was funded by the two conduits under a € 425 million, ($501 million) plus £40 million ($47 million) 364-day facility maturing in July 2006. As part of the extension of our wholesale receivable management practices from North America to other regions, we also plan to have certain of our Financial Services’ subsidiaries in Europe purchase wholesale receivables from Equipment Operations subsidiaries and become sellers into the Irish trust. At December 31, 2005, the balance of Equipment Operation receivables sold into this program in 2005, as a result of its expansion, totaled $266 million. At December 31, 2005 and 2004, the amounts outstanding under this program were $709 million and $466 million, respectively, and Financial Services had a retained undivided interest of $251 million and $228 million, respectively.

Other
      A master note trust was formed in September 2004 to facilitate the sale of U.S. credit card receivables. The U.S. Financial Services’ subsidiaries originates credit card receivables and transfers them without recourse to a bankruptcy remote SPE through which receivables are then transferred to the trust. The maximum amount of funding eligible through the facility is $250 million and is accounted for as a secured financing. At December 31, 2005 and 2004, total receivables pledged under this program were $160 million and $159 million, respectively. The facility is renewable in June 2007.
      Certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2005, there were no outstanding discounted receivables without recourse. As of December 31, 2004, $108 million of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.
      In Europe, our joint venture with BPLG held approximately $1.4 billion and approximately $1.6 billion of receivables from our related transactions as of December 31, 2005 and 2004, respectively.
      In December 2005, Financial Services entered into a transaction to securitize certain of its retained interests which resulted from its U.S. retail ABS programs. The retained interests were sold without recourse to a newly formed bankruptcy remote SPE which, in turn, pledged the retained interests as collateral for a revolving loan from a third-party multi-seller ABCP conduit facility. The maximum amount of funding eligible through the facility is $300 million and it is accounted for as a secured financing. At December 31, 2005, total retained interests pledged under this program were $324 million. The facility is renewable in December 2008.
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
      See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Application of Critical Accounting Estimates,” as well as “Note 13: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.
          Pension Benefit Obligations
      Current funding and asset allocation. Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, and cash.
      The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2005 and 2004, our pension plans had an underfunded status of $1.0 billion and $1.1 billion, respectively. Pension plan obligations for plans that we do not currently fund were $521 million and $443 million at December 31, 2005 and 2004, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our pension obligations at December 31, 2005 and 2004 of $142 million and $224 million, respectively, we had underfunded pension obligations of $852 million and $907 million at December 31, 2005 and 2004, respectively, which were unrecognized.
      During 2005, we contributed $182 million to our pension benefit plans. The improvement in the funded status of our pension benefit plans in 2005 is mainly attributable to the total contribution of $182 million in 2005, and overall favorable returns on assets which more than offset the decrease in discount rates. Actual rates of return for U.S. and U.K. plans, our primary plans, were positive at 4.5% and 16.9%, respectively.

      Accounting rules that are applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional minimum pension liability. The initial recognition and subsequent changes in the additional pension minimum liability do not affect our consolidated statements of operations. During 2005, our minimum pension liability decreased by $43 million, resulting in a net of tax credit to equity of approximately $16 million.
      Further funding requirements. During 2005, we contributed $120 million to our U.S. defined benefit pension plans and we anticipate that we will make contributions in 2006 of up to $120 million. During 2005, we contributed $62 million to our International defined benefit plans and we anticipate that we will make contributions in 2006 of up to $70 million.
      Future pension expense. We estimate that our total pension benefit expense in 2006 will be less than our 2005 expense of $130 million.
          Other Postretirement Benefit Obligations
      Current funding and asset allocation. These benefit obligations are unfunded. At December 31, 2005 and 2004, our other postretirement benefit obligations had an underfunded status of $1.7 billion, and $1.6 billion, respectively. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other postretirement benefit obligations at December 31, 2005 and 2004 of $929 million and $862 million, respectively, we had underfunded other postretirement benefit obligations of $741 million and $754 million at December 31, 2005 and 2004, respectively, which were unrecognized.
      Further funding requirements. We are not required by law or labor agreements to make contributions to our other postretirement benefit plans. We anticipate that cash requirements for other postretirement employee benefit costs will rise slightly in 2006 when compared to 2005.
      Future postretirement benefit expense. We estimate that our total other postretirement benefit expense in 2006 will be higher than our 2005 expense of $138 million. This is the result of continued higher healthcare cost trend rates, lower discount rates used and the resulting amortization of higher unrecognized net losses in 2006.

C. Research and Development, Patents and Licenses, etc.
      Our research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. We incurred $296 million, $267 million and $259 million of R&D costs in the years ended December 31, 2005, 2004 and 2003, respectively.
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
      We, through New Holland and Case, have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,700 patents, and over 1,000 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.
      Agricultural equipment market outlook for 2006 — We expect worldwide industry unit sales in 2006 to be down slightly from record levels of 2005. The principal factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are primarily impacted by the volume of acreage planted, commodity and/or livestock prices, crop yields, farm operating expenses, fluctuations in currency exchange rates and government subsidies. In particular, we expect that the factors contributing to the anticipated decline in 2006 will include farmers concerns over higher input costs, especially for fuel and fertilizer, government policies and the future direction of farm subsidies, concerns regarding foot-and-mouth disease, Asian Rust and Avian Flu, and the continuing relative strength of the Brazilian real with respect to the U.S. dollar.
      Construction equipment market outlook for 2006 — We expect worldwide industry unit sales of heavy and light construction equipment to remain consistent with 2005 levels or to increase slightly. The key drivers influencing sales of construction equipment are the level of residential and commercial construction, remodeling and renovation, and major infrastructure construction and repair projects. The level of construction undertaken is generally a function of government spending, general economic growth and interest rates. We expect that the factors contributing to continued market strength in 2006 will include healthy levels of construction spending and economic growth, especially in the United States and in China, and relatively low interest rates (although slightly higher than in 2005).
      CNH outlook for 2006 — We have recently undertaken a comprehensive review of our global operations designed to close the performance gap to best-in-class industry competitors. We have designed, and are in the process of implementing, a three-year plan to achieve this objective. We believe the plan will benefit operating results in 2006, but we expect the full benefit of the plan will not be achieved until 2008.
      We expect our net sales of equipment to be slightly higher than in 2005. We believe that improvements in market share, continuing pricing and ongoing margin improvements at Equipment Operations will contribute to better results in 2006. We expect, however, that the benefit achieved through improvement from Equipment Operations will be partially offset by an increase to our effective tax rate due to the higher tax rates in jurisdictions where improvements are expected. Also, we expect that profitability at Financial Services and at our joint ventures will remain in line with 2005 results.
      In addition, full year restructuring costs, net of tax, are expected to be slightly higher than in 2005, as CNH recognizes the balance of the costs related to the planned manufacturing rationalization in Germany.
      We expect to contribute approximately $120 million to our U.S. defined benefit pension plan in 2006. After giving effect to this contribution, we expect to use cash flows generated from Equipment Operations to reduce our debt by up to approximately $250 million.
      By their nature, statements relating to trends are only estimates. These statements are based on management’s current views and assumptions and involve risks and uncertainties. As a result, actual results, performance or events could differ materially from those expressed or implied in the statements above. See “A. Safe Harbor Statement under the Private Security Litigation Reform Act” and “Item 3. Key Information — D. Risk Factors.”

E. Off-Balance Sheet Arrangements.
      We have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Item 5. Operating and Financial Review and Prospectus — A. Operating Results — Application of Critical Accounting Estimates — Off-Balance Sheet Financing” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.
      The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2005 are as follows:

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

			(in millions)
Long-term debt	$4,765	$1,059	$1,629	$761	$1,316
Interest on fixed rate debt	1,214	256	453	333	172
Interest on floating rate debt(1)	899	209	354	308	28
Operating leases(2)	162	35	50	29	48
Joint venture funding requirements	33	10	23	—	—

Total contractual cash obligations	$7,073	$1,569	$2,509	$1,431	$1,564

(1)	The interest funding requirements are based on the 2005 interest rates and the assumption that short-term and maturing debt will be renewed for the next five years.

(2)	Minimum rental commitments.
      We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.
Other Liabilities
      We had cash interest payments of approximately $151 million for the year ended December 31, 2005 on floating rate debt. If the average floating interest rate increased by 0.5%, our cash payment would have increased approximately $10 million for the year.
      Financial Services’ private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $3.2 billion as of December 31, 2005.
      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2005, total commitments of this type were approximately $164 million.
      As of December 31, 2005, we have restructuring reserves totaling approximately $47 million. These will be settled in cash, primarily by December 31, 2006. During 2006 and 2007, we anticipate total cash payments for restructuring costs to be approximately $90 million and $20 million, respectively.
      While our funding policy requires contributions to our defined benefit plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2006, we project total contributions to our defined benefit plans of approximately $190 million, including currently anticipated discretionary contributions of up to $120 million to our U.S. plans.
      Our postretirement health and life insurance plans are unfunded. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2006, we anticipate contributions to our postretirement health and life insurance plans of approximately $74 million.
      We expect to pay income taxes in 2006 of approximately $28 million for income taxes due for years ended December 31, 2005 and prior. Income tax payments beyond 2006 are contingent on many variable factors and cannot be reasonably predicted.

      As noted in the table above, we are a member of a joint venture which has a Note Agreement with an outstanding balance of $65 million at December 31, 2005. We are required to fund $33 million of the principal as follows: $10 million, $10 million and $13 million in 2006, 2007 and 2008, respectively.
Purchase Obligations
      We estimate that for 2006, expenditures for property, plant and equipment and other investments to support our profit improvement initiatives, our new product programs and other requirements will be approximately $260 million.
      Purchase orders made in the ordinary course of business are excluded from this section. Any amounts for which we are liable under purchase orders are reflected in our consolidated balance sheets as accounts payable.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.
      This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” ”anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
      Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technology difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results are included in this Form 20-F for the year ended December 31, 2005.
      We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral foward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
      On March 16, 2006, we announced proposed changes to the term of office and composition of the Board of Directors. The Board will consist of eleven directors, seven of which will be independent directors as provided in the listing standards and rules of the NYSE. The directors will serve for a term of one year and may stand for re-election the following year. Such changes will become effective at the Annual General Meeting of Shareholders to be held on April 7, 2006.
      Léo W. Houle, Rolf M. Jeker, Peter Kalantzis, John Lanaway and Jacques Theurillat will be proposed as new independent Board members. Messrs. Harold D. Boyanovsky, Edward A. Hiler, Kenneth Lipper, Ferruccio Luppi, Sergio Marchionne, and Paolo Monferino will stand for re-election. Mrs. Katherine M. Hudson, and Messrs. Michael E. Murphy and James L.C. Provan have expressed their intention not to stand for re-election.
      As of March 1, 2006, our directors and our executive officers are as set forth below:

		Director/
		Executive
Name	Position with CNH	Officer Since

Harold D. Boyanovsky	President and Chief Executive Officer; Director	2005/1999
Katherine M. Hudson	Director; Chairman of the Board	1999
Edward A. Hiler	Director	2002
Kenneth Lipper	Director	1996
Ferruccio Luppi	Director	2005
Sergio Marchionne	Director	2004
Paolo Monferino	Director	2000
Michael E. Murphy	Director	2002
James L.C. Provan	Director	1995
Michel Lecomte	Chief Financial Officer	2000
Steven Bierman	President, CNH Capital	2005
Franco Fenoglio	President, New Holland Construction Equipment	2005
Mario Ferla	President, Case IH Agricultural Equipment	2003
Richard J. Hoffman	Corporate Controller and Chief Accounting Officer	2004
Marco Mazzú	President, New Holland Agricultural Equipment	2005
James E. McCullough	President, Case Construction Equipment	2005
Roberto Miotto	Senior Vice President, General Counsel and Secretary	1991
Roberto Pucci	Senior Vice President, Human Resources	2005
James P. Sharp	President, Parts and Service	2005
      Harold D. Boyanovsky, President and Chief Executive Officer and Director, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002, President and Chief Executive Officer on February 28, 2005 and Director on December 7, 2005. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 to October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.
      Katherine M. Hudson, Director, Chairman of the Board, born on January 19, 1947, has served as a director of CNH since November 1999 and Chairman of the Board since April 2004. Ms. Hudson previously served as the President and Chief Executive Officer of Brady Corp., an international manufacturer of identification and material solution products, from January 1994 to April 2003. Prior to assuming her position with that company, she was Vice President and General Manager of the Professional, Printing and Publishing Imaging Division of Eastman Kodak Company. Prior to the business merger of New Holland and Case, Ms. Hudson served as a director of Case since 1996. Ms. Hudson is also a director of Charming Shoppes, Inc.
      Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science. He previously held the position of Vice Chancellor for

Agriculture and Life Sciences and Dean of the College of Agriculture and Life Sciences and was Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University. Dr. Hiler is a Fellow and member of the Board of Directors and has served as President of the American Society of Agricultural Engineers, and he is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer and recipient of numerous educational and research awards, Dr. Hiler is the author of over 100 professional publications.
      Kenneth Lipper, Director, born on June 19, 1941, has served as a director of CNH since 1996. He is Executive Vice President of Cushman & Wakefield, Inc. since 2005, where he has served as Senior Advisor since 2004 and Chairman of Lipper & Company, LLC since 1987. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days” and has been involved as a producer and/or author in “The Winter Guest,” “City Hall,” and “Wall Street.” He is a partner and co-publisher of the celebrated biography series “Penguin Lives,” under the Lipper/ Viking Penguin imprint. Mr. Lipper is a Trustee of the Council of Excellence in Government, the Governor’s Committee on Scholastic Achievement and a member of the Council on Foreign Relations, Economic Club of New York and The Century Club. Mr. Lipper received a B.A. from Columbia University, a J.D. from Harvard Law School and Masters in Civil Law from New York University/ Faculty of Law & Economics, Paris.
      Ferruccio Luppi, Director, born on November 3, 1950, was appointed as a director of CNH on June 28, 2005. Mr. Luppi has been Senior Vice President of Business Development of Fiat S.p.A. since April 2005. He is also Chief Executive Officer of Business Solutions S.p.A., following his appointment in January 2004. He was Chief Financial Officer of Fiat S.p.A. from October 2002 to December 2003. Prior to joining Fiat, Mr. Luppi was named Managing Director and a member of the Board of Directors of the Worms Group at the beginning of 1998, an investment holding company listed on the Paris Stock Exchange. He began his career at the Worms Group in 1997 as head of the Industrial Investments Control Department. From 1984 until 1996, Mr. Luppi worked at the IFIL Group, where he was first responsible for Equity Investments Control and then head of the Group’s Development and Control Department. From 1973 to 1983, Mr. Luppi was associated with several major Italian corporate groups. He holds a degree in Economics and is on the boards of Fiat Auto S.p.A. and Iveco S.p.A.
      Sergio Marchionne, Director, born on June 17, 1952, has served as a director of CNH since July 22, 2004. Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A., whose Board of Directors he joined in May 2003. He is also Chief Executive Officer of Fiat Auto S.p.A., Fiat’s car division since February 2005. He has been a member of the Board of SGS S.A. since May 2001. From February 2002 to June 2004, he served as Chief Executive Officer and Managing Director of SGS and since June 2004 as Vice-Chairman. Since May 2000, he has served as a member of the Board of Serono S.A. From October 1999 until January 2002, Mr. Marchionne served as Chief Executive Officer and Board member of Lonza Group AG, which was spun-off from Alusuisse-Lonza Group in October 1999. Mr. Marchionne served as Chairman of Lonza Group AG from October 2002 until April 2005. He previously worked at Alusuisse-Lonza in various capacities, and as Chief Executive Officer from 1997 until October 2000. From January 2006, he is also Chairman of ACEA (European Automobile Manufacturers Association). Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities and is a resident of Switzerland.

      Paolo Monferino, Director, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed as President and Chief Executive Officer (as well as a director), leading the overall management of CNH, including the execution of the company’s wide-ranging integration plan. Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005 and became Chief Executive Officer of Iveco, the lead company of Fiat Group’s Commercial Vehicle Sector. Mr. Monferino has more than 20 years of experience in the agricultural and construction equipment business beginning in the United States with Fiatallis, a joint venture between Fiat’s construction equipment business and Allis Chalmers. In 1983, he was named Chief Executive Officer of Fiatallis’ Latin American operations in Brazil. Two years later, he was appointed Chief Operating Officer at Fiatallis and in 1987 was named the Chief Operating Officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech’s 1991 acquisition of Ford New Holland, Mr. Monferino was named executive vice president of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies.
      Michael E. Murphy, Director, born on October 16, 1936, has served as a director of CNH since September 2002. From 1994 to 1997, Mr. Murphy served as Vice Chairman and Chief Administrative Officer of Sara Lee Corporation. Mr. Murphy also served as a director of Sara Lee from 1979 through October 1997. Mr. Murphy joined Sara Lee in 1979 as Executive Vice President and Chief Financial and Administrative Officer and, from 1993 until 1994, also served as Vice Chairman. Mr. Murphy is also a director of Civic Federation, Big Shoulders Fund, Chicago Cultural Center Foundation, the Metropolitan Pier and Exposition Authority, GATX Corporation, Payless Shoe Source, Inc. and Coach Inc. He is also a member of the Board of Trustees of Northern Funds (a family of mutual funds). Mr. Murphy holds a Bachelor of Science degree in Business Administration from Boston College and a MBA degree from the Harvard Business School.
      James L. C. Provan, Director, born on December 19, 1936, has served as a director of CNH, and previously of New Holland, since 1995. A farmer in Scotland, Mr. Provan served in the European Parliament from 1979 to 2004 where he was Vice-President (Deputy Speaker), chair of the Conciliation Committee to the Council of Ministers and chair of the Internal Audit Committee. He also served on the Agriculture Committee, the Environment and Consumer Affairs Committee and the Transport and Tourism Committee. Mr. Provan has been Chairman for 8 years and a director for 14 years of the Board of the Rowett Research Institute, Aberdeen, one of Europe’s leading nutritional research centers. Mr. Provan was Chairman of McIntosh Donald & McIntosh of Dyce (food company in Scotland) from 1989 to 1994 and Chairman of Baxters (Milnathort) Ltd. (agricultural engineering and distribution) from 1965 to 1975.
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
      Steven Bierman, President, CNH Capital, born on March 20, 1955, was appointed President, CNH Capital on September 30, 2005 and was previously Vice President of Commercial Finance for CNH Capital. Prior to joining CNH, Mr. Bierman was employed by Fremont General Corporation in Santa Monica, California, from 1998 to 2004. From 2002 to 2004, Mr. Bierman served as Chief Information Officer for Fremont Investment and Loan, a subsidiary of Fremont General Corporation. From 1998 to 2002, Mr. Bierman was employed by Fremont Financial Corporation, also a subsidiary of Fremont General Corporation, first as Senior Vice President for its syndicated loan group and after as President and Chief Operating Officer. Between 1996 and 1998, Mr. Bierman served as Senior Vice President/National Credit Manager of the Union Bank of California in the Commercial Finance Division. From 1986 to 1996, Mr. Bierman held a variety of positions with General Electric Capital Corporation.

      Franco Fenoglio, President, New Holland Construction Equipment, born on March 31, 1953, was appointed President, New Holland Construction Equipment on September 30, 2005. Prior to joining CNH, he served in a variety of positions with the Fiat Group. Prior to joining CNH, Mr. Fenoglio held positions with Iveco as Vice President, Commercial Operations from August 1999 until March 2004; Senior Vice President Sales and Marketing from March 2004 until May 2005; and Senior Vice President, International Operations and Business Development from May 2005 until his recent appointment with CNH.
      Mario Ferla, President, Case IH Agricultural Equipment, born on September 28, 1946, was appointed President, Case IH Agricultural Equipment in 2005. He previously served as President, CNH Capital from 2003 to 2005 and Chief Operating Officer for CNH Capital from 2001 to 2003. Mr. Ferla served as Executive Vice President of Fremont General Credit Corporation, a commercial and real estate lending operation in Santa Monica, California, from 1997 to 2001. From 1975 to 1997, Mr. Ferla held a variety of positions with General Electric Company, including various officer positions with GE Capital Corporation from 1988 to 1997.
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
      Marco Mazzú, President, New Holland Agricultural Equipment, born on December 19, 1958, was appointed President, New Holland Agricultural Equipment on September 30, 2005. From 2002 until 2005 he served as Ag Latin America Regional Leader and Ag Europe Regional Leader. Prior to joining CNH, he served in a variety of positions with the Fiat Group, including Vice President, Business (U.K.) from September 1998 until April 2000. In April 2000 Mr. Mazzú joined Fiat Auto in Latin America and was responsible for Industrial Operations until June 2001 when he assumed worldwide responsibility for manufacturing for Fiat Auto.
      James E. McCullough, President, Case Construction Equipment, born on June 27, 1950, was appointed President, Case Construction Equipment on September 30, 2005 and was previously President, Construction Equipment N.A. of CNH from June 2003. Mr. McCullough served as Senior Vice President, Construction Equipment Commercial Operations, N.A. from 2002 to 2003 and Senior Vice President, Case Commercial Operations Worldwide from 1999 to 2002. Prior to the business merger of New Holland and Case, he served as Vice President and General Manager, Case Construction Equipment Division from 1995 to 1998. Between 1988 and 1990, Mr. McCullough served in a variety of positions with Case.
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
      Roberto Pucci, Senior Vice President, Human Resources, born on December 19, 1963, was appointed Senior Vice President, Human Resources on November 1, 2005. Prior to joining CNH, Mr. Pucci served as Vice President, Human Resources for Agilent Technologies Europe from January 2003 until October 2005. Prior to January 2003, Mr. Pucci was Director, Compensation and Benefits with Agilent. From 1987 until April 1999, Mr. Pucci served in various human resources capacities with Hewlett-Packard in Europe.
      James P. Sharp, President, Parts and Service, born on August 6, 1952, was appointed President, Parts and Service on September 30, 2005. He has served as President, Agricultural Equipment N.A. since January 2005. Prior to joining CNH, Mr. Sharp served as President, Construction Equipment for Ingersoll Rand Company from 2003 until 2004. Mr. Sharp began his career with Ingersoll Rand in various controller positions between 1982 and 1985. He subsequently held a broad range of executive positions including Vice President and

General Manager, Road Machinery Division from 1995 until 1999; President, Road Development from 2000 until 2001; and President, Bobcat Company in 2002.

B. Compensation.
Directors’ Compensation
      The following table summarizes remuneration paid to or accrued for Directors for the year ended December 31, 2005, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant	Edward A.	Katherine M.	Kenneth	Michael E.	James L.C.	Paolo	Harold
	Price	Hiler	Hudson	Lipper	Murphy	Provan	Monferino(1)	Boyanovsky	Total

Periodic Remuneration in Cash:
Salary		$—	$—	$—	$—	$—	$780,203	$727,616	$1,507,819
Meeting Fees		18,750	22,500	16,250	22,500	28,750	—	—	108,750
Annual Fees		52,500	150,000	—	26,500	17,500	—	—	246,500
Relocation		—	—	—	—	—	717,486	—	717,486
Common Shares Granted:
1/20/2005	$18.44	—	—	—	6,749	11,248	—	—	17,997
5/2/2005	17.81	—	—	—	6,750	11,256	—	—	18,006
7/31/2005	21.08	—	—	—	8,748	8,748	—	—	17,496
10/29/2005	18.37	—	—	—	8,744	8,744	—	—	17,488
Future Remuneration:		—	—	—	—	—	7,934	51,224	59,158
Pension Plan		—	—	—	—	—	—	—	—
Allowance Upon Termination		—	—	—	—	—	16,713	—	16,713
Bonus:
Cash		—	—	—	—	—	—	130,000	130,000
Restricted Stock		—	—	—	—	—	2,568	—	2,568
Loans:		—	—	—	—	—	—	—	—

Total		$71,250	$172,500	$16,250	$79,991	$86,246	$1,524,904	$908,840	$2,859,981

(1)	Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005.
      Outside directors also may elect to have a portion of their compensation paid in stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from CNH.
CNH Outside Directors’ Compensation Plan
      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended in 2003, provided for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) an opportunity to receive all or a portion of their Annual Fees in cash; (4) an opportunity to convert all or a portion of their Annual Fees into stock options (“Stock Option Election”); and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the Annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. The Stock Option Election gives the outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. The exercise prices of all options granted under the CNH Directors’ Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. On April 26, 2004, the CNH shareholders resolved to amend the annual compensation of the outside director serving as the Chairman of the Board to $150,000. On May 3, 2005, the CNH shareholders resolved to amend the CNH Directors’ Plan to provide for an annual retainer of $65,000. Each of our outside directors is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. At December 31, 2005, there were one million common shares reserved for issuance under the CNH Directors’ Plan, and, as of December 31, 2005, there are 786,945 common shares available for issuance. Outside directors do not receive benefits upon termination of their service as directors.
      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2005 and 2004:

	2005		2004

		Exercise		Exercise
	Shares	Price*	Shares	Price*

Outstanding at beginning of year	142,005	$22.41	142,500	$22.76
Granted	31,037	17.90	39,065	19.12
Forfeited	(4,000)	17.28	(18,877)	35.18
Exercised	—	—	(20,683)	11.23

Outstanding at end of year	169,042	$21.71	142,005	$22.41

Exercisable at end of year	141,872	$22.50	112,714	$23.45

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2005:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$9.15 - $15.70	64,348	7.3	$11.54	60,628	$11.68
$15.71 - $26.20	71,055	8.4	$20.80	47,605	$21.76
$26.21 - $40.00	18,654	5.5	$30.31	18,654	$30.31
$40.01 - $56.00	4,460	4.9	$49.31	4,460	$49.31
$56.01 - $77.05	10,525	4.3	$53.03	10,525	$63.03

*	Weighted-average

CNH Equity Incentive Plan
      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under this plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, we granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The 2001 exercise price was based upon the average official price of our common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. As of December 31, 2005, there were 3,042,012 common shares available for issuance under the CNH EIP.

      The following table reflects option activity under the CNH EIP for the years ended December 31, 2005 and 2004.

	2005		2004

		Exercise		Exercise
	Shares	Price*	Shares	Price*

Outstanding at beginning of year	2,464,575	$33.68	2,719,842	$32.92
Granted	10,000	18.06	20,000	18.21
Exercised	(178,700)	16.18	(62,690)	16.18
Forfeited	(254,805)	49.83	(212,577)	51.80

Outstanding at end of year	2,041,070	$34.62	2,464,575	$33.68

Exercisable at end of year	1,747,634	$36.76	1,655,585	$39.38

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH EIP at December 31, 2005:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$15.20 - $26.20	886,260	6.6	$16.21	623,969	$16.19
$26.21 - $40.00	625,000	5.6	31.70	625,000	31.70
$40.01 - $77.05	529,810	4.1	68.85	498,665	68.85

*	Weighted-average
      Under the CNH EIP, shares may also be granted as restricted shares. We establish the period of restriction for each award and hold the shares during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provided a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP. In 2004, for individuals electing to not take the restricted stock earned under the 2002 Special Incentive Program, CNH issued an equivalent number of common shares to individuals who remained employed by CNH as of the vesting date for the restricted shares. For this group, in March 2004, we issued 33,019 unrestricted shares under the CNH EIP. In 2003, we issued 207,215 restricted shares under the program, which vested in 2004. No restricted shares were issued in 2005. At December 31, 2005, restricted common shares outstanding under the CNH EIP totaled 2,568 shares.
      In 2004, a new performance vesting long-term incentive (“LTI”) award was developed under the CNH EIP for selected key employees and executive officers. The LTI awards are subject to the achievement of certain performance criteria over a three-year period. At the end of the three-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target and maximum award levels.

      As of December 31, 2005, outstanding amounts under the 2005 and 2004 LTI awards were as follows:

	2005 Award	2004 Award

Total potential shares subject to award	206,118	171,966

Total potential cash portion of award	$3,836,479	$3,164,306

Of which amounts relate to executive officers of CNH
Shares	31,119	24,634

Cash	$563,137	$458,000

      As a transition to the LTI, for the first award under the performance cycle of 2004-2006, participants were granted an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. The criteria has been met for the accelerated payment. On March 16, 2006, we issued 64,938 shares as part of the accelerated payment. CNH may make additional LTI awards for three-year performance cycles, beginning with a 2006-2008 performance cycle.
      We maintain a management bonus program that links a portion of the compensation paid to senior executives to our achievement of financial performance criteria specified by the Corporate Governance and Compensation Committee of the CNH Board of Directors.

Fiat Stock Option Program
      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2005 follows:

		Exercise Price		Options
	Date of Grant
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	2,200	(24,900)	—	30,600	30,600
2/18/2000	33.00	30.63	28.12	102,500	(3,000)	(24,500)	—	75,000	75,000
2/27/2001	26.77	27.07	24.85	50,000	(50,000)	—	—	—	—
10/31/2001	18.06	18.00	16.52	249,000	10,000	(95,000)	—	164,000	164,000
9/12/2002	11.88	11.16	10.39	513,000	(43,000)	(150,000)	—	320,000	240,000
      The original exercise prices were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant. Following Fiat capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by the Italian Stock Exchange, in the amount of 0.98543607 and 0.93167321, respectively. The Fiat capital increase of September 2005, did not give rise to exercise price adjustments. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH subsequent to 2002. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.
          Other Programs
      Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $659,000 and $972,000 in 2005 and 2004, respectively. The aggregate amount we paid or set aside for executive officers during 2005 and 2004 related to the Individual Top Hat Scheme, totaled approximately $234,000 and $525,000, respectively.

C. Board Practices.
      Responsibility for our management lies with our Board of Directors, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders, and did not have fixed terms of office until May 2004. Pursuant to the Articles of Association as amended in May 2004, future appointments of directors will be for four-year terms. On March 16, 2006 we announced proposed changes to the term of office and composition of the Board of Directors. The Board will consist of eleven directors, who will serve for a term of one year and may stand for re-election the following year. See “— A. Directors and Senior Management” above.
      We are subject to both Dutch law and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as of January 1, 2005, the Sarbanes-Oxley Act of 2002 and the NYSE listing standards are of particular significance.
      Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as described below. Any deviations from the Dutch Code not particularly herein described are attributable to our compliance with the NYSE rules referred to below. In general we believe that our corporate governance practices and guidelines (the “Guidelines”) are consistent with those required of foreign private issuers listed on the NYSE. Our Guidelines were approved by the Board on March 24, 2005 and by our shareholders on May 3, 2005.
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
      In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period for executive directors. In other cases, the NYSE rule is stricter. For example, directors of a Dutch company who are affiliated with a direct or indirect parent company are considered independent under Dutch law (unless the parent company is a Dutch company and is listed in a member state of the European Union), whereas the same directors are not considered independent pursuant the NYSE rules. The current composition of the Board is in compliance with the provisions of the Dutch Code regarding the independence of directors. The members that do not qualify as “independent” within the meaning of these provisions are Mr. Monferino, who was our President and Chief Executive Officer until February 28, 2005, and Mr. Boyanovsky, who is our current President and Chief Executive.
      The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board.
      We currently have an Audit Committee, and a Corporate Governance and Compensation Committee, which are described in more detail below. During 2005, there were 10 meetings of our Board of Directors. Attendance at these meetings exceeded 87%. The Audit Committee met seven times during 2005 with 100% attendance at those meetings. The Corporate Governance and Compensation Committee met five times during 2005 with 95% attendance at those meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Board is undertaking a self-assessment process that it will repeat on an annual basis. The Audit Committee discusses our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also has scheduled one annual meeting that is devoted to discussing our strategy.
      Audit Committee. The Audit Committee is appointed by the Board to assist in monitoring (1) the integrity of the financial statements of CNH, (2) qualifications and independence of our independent registered public accounting firm, (3) the performance of CNH’s internal audit function and our independent registered public accounting firm, (4) the compliance by CNH with legal and regulatory requirements and (5) approve any related party transaction and transactions under which any director would have a material conflict of interest. The directors shall immediately report any actual or potential conflict of interest that is of material significance to CNH or to themselves.
      The Audit Committee currently consists of Ms. Hudson and Messrs. Provan and Murphy. The Audit Committee is currently chaired by Mr. Murphy. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, Internal Auditor and representatives from the Company’s independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives of the Company’s independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management being present.
      Corporate Governance and Compensation Committee. The purpose of the Corporate Governance and Compensation Committee is to design, develop, implement and review the compensation and terms of employment of the executive officers and of the fees of the members of the Board to be adopted by the General Meeting of Shareholders. The Corporate Governance and Compensation Committee is responsible to make sure that the compensation of the executive personnel is related to the short-term and long-term objectives of CNH and its shareholders and the operating performance of CNH. The compensation of the independent directors is set forth in the Outside Directors’ Compensation Plan and any amendments are approved by the shareholders. The Corporate Governance and Compensation Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment to fill a vacancy and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Provan, Marchionne, Hiler and Lipper. The Corporate Governance and Compensation Committee is currently chaired by Mr. Provan.
      For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information — Memorandum and Articles of Association.”

D. Employees.
      At December 31, 2005, 2004 and 2003, we had approximately 25,400, 25,700 and 26,800 employees, respectively. There were approximately 17,900 employees in the agricultural equipment business, 4,900 in the construction equipment business and 900 in the financial services business, with the remaining 1,700 shared by all business units. As of December 31, 2005, as broken down by geographic location, there were 8,900 employees in North America, 12,000 employees in Europe, 2,500 employees in Latin America and 2,000 employees in the Rest of World.
      Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 3,100 of our active and retiree hourly production and maintenance employees in the United States, expired in May 2004. In the United States, the UAW represents approximately 640 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. Following the ratification of the new UAW contract, we have transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

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

E. Share Ownership.
      All of CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Elective option awards vest immediately upon grant. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.
      Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for Directors as of December 31, 2005, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant	Exercise	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Harold	Paolo
	Date	Price	Hudson	Lipper	Provan	Hiler	Murphy	Boyanovsky	Monferino(1)	Total

Opening Balance as of 1/1/05
(automatic option)	11/12/1999	$77.05	750	750	750	—	—		—	2,250
	12/20/1999	68.85	—	—	—	—	—	60,000	—	60,000
	2/29/2000	56.09	624	713	624	—	—	—	—	1,961
	4/18/2000	68.85	—	—	—	—	—	—	45,000	45,000
	6/6/2000	60.63	577	660	577	—	—	—	—	1,814
(automatic option)	6/7/2000	60.00	1,500	1,500	1,500	—	—	—	—	4,500
	9/4/2000	49.55	706	807	706	—	—	—	—	2,219
	12/3/2000	49.08	713	815	713	—	—	—	—	2,241
	3/2/2001	38.63	906	1,036	906	—	—	—	—	2,848
	5/2/2001	26.90	1,301	1,487	1,301	—	—	—	—	4,089
(automatic option)	5/3/2001	27.88	1,500	1,500	1,500	—	—	—	—	4,500
	7/23/2001	31.70	—	—	—	—	—	17,000	—	17,000
	7/31/2001	36.35	963	1,101	963	—	—	—	—	3,027
	10/29/2001	26.25	1,333	1,524	1,333	—	—	—	—	4,190
	1/27/2002	29.48	1,188	1,357	1,188	—	—	—	—	3,733
	5/6/2002	26.60	1,436	1,368	1,316	—	—	—	—	4,120
(automatic option)	5/7/2002	26.45	1,500	1,500	1,500	1,500	—	—	—	6,000
	7/22/2002	16.18	—	—	—	—	—	24,600	34,000	58,600
	8/2/2000	15.23	2,627	2,299	—	2,299	—	—	—	7,225
(automatic option)	9/3/2002	18.53	—	—	—	—	1,011	—	—	1,011
	11/2/2002	15.18	2,636	2,307	—	2,307	—	—	—	7,250
(automatic option)	1/31/2003	15.70	2,547	2,229	—	2,229	—	—	—	7,005
	5/7/2003	9.15	4,374	3,827	—	—	—	—	—	8,201
(automatic option)	5/8/2003	9.23	6,212	6,380	6,194	4,000	4,000	—	—	26,786
	8/4/2003	9.90	1,136	—	—	—	—	—	—	1,136
	11/3/2003	13.49	834	—	—	—	—	—	—	834
	2/1/2004	16.54	2,721	—	—	—	—	—	—	2,721
	3/22/2004	9.90	3,409	—	—	—	—	—	—	3,409
	3/22/2004	13.49	2,502	—	—	—	—	—	—	2.502
	4/25/2004	20.66	2,178	—	—	—	—	—	—	2,178
(automatic option)	4/26/2004	21.22	4,000	4,000	4,000	4,000	4,000	—	—	20,000
	7/24/2004	20.44	—	1,957	—	—	—	—	—	1,957
	10/22/2004	17.41	—	2,298	—	—	—	—	—	2,298

	Grant	Exercise	Katherine M.	Kenneth	James L.C.	Edward A.	Michael E.	Harold	Paolo
	Date	Price	Hudson	Lipper	Provan	Hiler	Murphy	Boyanovsky	Monferino(1)	Total

Opening Total			50,173	41,415	25,071	16,335	9,011	101,600	79,000	322,605

Vested/ Not Exercised			38,461	29,535	13,377	6,835	0	79,914	54,296	222,418
Not Vested			11,712	11,880	11,694	9,500	9,011	21,686	24,704	100,187
Options Granted in 2005	1/20/2005	$18.44	—	2,169	—	—	—	—	—	2,169
	5/2/2005	17.81	—	2,246	—	—	—	—	—	2,246
(automatic option)	5/3/2005	17.28	4,000	4,000	4,000	4,000	4,000	—	—	20,000
	7/31/2005	21.08	—	3,084	—	—	—	—	—	3,084
	10/28/2005	18.37	—	3,538	—	—	—	—	—	3,538

2005 Sub-Total			4,000	15,037	4,000	4,000	4,000	—	—	31,037
Options Terminated			—	—	—	—	—	—	—	—
Total Options Terminated			—	—	—	—	—	—	—	—
Options Exercised in 2005			—	—	—	—	—	—	—	—
Total Options Exercised 2005			—	—	—	—	—	—	—	—
Closing Balance as 12/31/05 Closing
Total			54,173	56,452	29,071	20,335	13,011	101,600	79,000	353,642

Vested/ Not Exercised			39,961	42,072	14,877	8,335	1,011	90,314	62,796	259,366

Not Vested			14,212	14,380	14,194	12,000	12,000	11,286	16,204	94,276

(1)	Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005.
      Effective January 31, 2003, CNH began providing matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares rather than in cash. Employees may transfer these contributions out of the CNH stock fund after a maximum of 90 days. For the years ended December 31, 2005 and 2004 approximately 904,000 and 918,000 shares, respectively were contributed to this plan.
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders.
      As of December 31, 2005, our outstanding capital stock consisted of common shares, par value €2.25(U.S. $2.65) per share and Series A Preferred Stock, par value € 2.25(U.S. $2.65) per share. As of December 31, 2005, there were 134,865,624 common shares and 8,000,000 shares of Series A Preferred Stock outstanding. At December 31, 2005, we had approximately 660 registered holders of record of our common shares in the United States, holding approximately 17% of the outstanding common shares. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
      The following table sets forth the outstanding common shares of CNH as of December 31, 2005:

	Number of
	Outstanding	Percentage
	Common	Ownership
Shareholders	Shares	Interest

Fiat Netherlands	111,866,037	83%
Other shareholders	22,999,587	17

Total	134,865,624	100%

      Each of our directors and executive officers, individually and collectively, own less than 1% of our common shares. At December 31, 2005, all of the Series A Preferred Stock was held by Fiat Netherlands.
      Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%. Due to the conversion, there are no shares of Series A Preferred Stock outstanding as of the date of this report.
      We are controlled by our largest single shareholder, Fiat Netherlands, a wholly owned subsidiary of Fiat. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders. Before the conversion on March 22, 2006, none of the Series A Preferred Stock was held by a shareholder in the United States.

B. Related Party Transactions.
      As of December 31, 2005, we had a total of 8 million shares of Series A Preferred Stock issued and outstanding which were held by Fiat Netherlands. Beginning in 2006, outstanding shares of Series A Preferred Stock were eligible for a dividend at the then prevailing common dividend yield, based on 2005 results. The prevailing common dividend yield was calculated based upon the average dividend yield of the common shares for the 30 trading days ending on the trading day prior to the date the shareholders approve the dividend on the common shares. The average dividend yield of the common shares means the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing price per share of the common shares on the New York Stock Exchange for each trading day, during the period of 30 consecutive trading days ending on the trading day prior to the date the shareholders approve the common share dividend. However, should CNH achieve certain defined financial performance measures which were not achieved for 2005, the annual dividend could have been fixed at the prevailing common dividend yield plus an additional 150 basis points (or approximately $30 million annually). Dividends on the Series A Preferred Stock were not cumulative. Dividends, if declared, were expected to be payable annually in arrears; however, the Board of Directors could have deferred the payment of dividends on the Series A Preferred Stock for a period not to exceed five consecutive years. The Series A Preferred Stock had a liquidation preference of $250 per share and each share was entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock were convertible automatically into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, was greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. For the period of 30 consecutive trading days ending on March 22, 2006, such average was $24.01. Accordingly, pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%. Upon issuance, the new 100 million common shares became eligible for our proposed $0.25 per share dividend, subject to approval at the Annual General Meeting of shareholders, which will be held on April 7, 2006 at our registered offices in Amsterdam, the Netherlands. If approved, the dividend will be payable on May 5, 2006 to all shareholders of record at the close of business on April 28, 2006. There will be no preferred dividend, as none of our preference shares will be outstanding.
      In July 2005, our $2 billion syndicated facility with Fiat was terminated when various Fiat affiliates (including CNH) entered into a €1 billion bank ($1.2 billion) credit facility with a group of banks maturing in July 2008. The borrowers have allocated € 300 million ($354 million) of this borrowing capacity to CNH with additional amounts potentially available depending on the usage by other borrowers. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Funding — Committed Lines of Credit.”
      CNH has historically relied on Fiat to provide either guarantees or funding in connection with some of CNH’s external debt financing needs. At December 31, 2005, outstanding debt with Fiat and its affiliates was approximately 18% of CNH total debt, compared with 26% at December 31, 2004. Fiat guarantees $1.3 billion of CNH debt with third parties or approximately 19% of CNH’s outstanding debt. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. For 2005, 2004, and 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum. Fiat agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. See “Note 10: Debt and Credit Lines” of our consolidated financial statements for further information regarding financing with Fiat.
      Like other companies that are part of multinational groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Deposits with Fiat earn interest at rates that range from LIBOR plus 10 to 30 basis points. Interest earned on our deposits with Fiat included in Finance and interest income were approximately $7 million, $11 million and $18 million in the years ended December 31, 2003, 2004 and 2005, respectively.
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
      Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2005, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2 billion as of December 31, 2005 and 2004, to which affiliates of Fiat were counterparties.
      Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2005, routine maintenance of CNH plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. CNH purchases network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. On June 30, 2005, Fiat announced that it had entered into a nine-year strategic agreement with IBM under which IBM will assume full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including us. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.
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
      The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

	(in millions)
Sales of equipment	$6	$9	$6
Sales to affiliated companies and joint ventures	115	115	179

Total sales to affiliates	121	$124	$185

Purchase of materials, production parts, merchandise and services	$525	$565	$584

Finance and interest income	$41	$28	$25

C. Interests of Experts and Counsel.
      Not applicable.
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.
      See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes.
      Our Board of Directors recommended a dividend of $0.25 per common share on February 27, 2006. The dividend will be payable on May 5, 2006 to shareholders of record at the close of business on April 28, 2006. Declaration of the dividend is subject to approval of the shareholders at the Annual General Meeting which will be held on April 7, 2006.
      Additionally, following the recommendation of a dividend on the common shares and in compliance with the terms of the Series A Preferred Stock, our Board of Directors recommended a dividend on the Series A Preferred Stock. The dividend on the Series A Preferred Stock is computed based on the prevailing common dividend yield, which is calculated using the average dividend yield of the common shares for the thirty trading days up to and including the date the shareholders approve the dividend on the common shares. The average dividend yield of the common shares means the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing price per share of the common shares on the New York Stock Exchange for each of the 30 consecutive trading days prior to the date the shareholders approve the common share dividend. Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon issuance, the new 100 million common shares became eligible for the proposed $0.25 per share dividend, described above. There will be no preferred dividend, as none of our preference shares will be outstanding.
      We believe that we will be able to declare at our 2006 annual general meeting of shareholders and pay a dividend of $0.25 per common share on all common shares outstanding, including common shares issued upon conversion of the Series A Preferred Stock, and we estimate, based on the relevant calculations contained in the terms of certain Senior Notes issued by Case New Holland, that such dividend will not constitute a restricted payment under the terms of the Senior Notes. See “Item 10. Additional Information — Memorandum and Articles of Association — Dividends.”
      On March 3, 2006, Case New Holland completed a private offering of its 7.125% Senior Notes. The 7.125% Senior Notes bear interest at a fixed rate of 7.125% and are due in 2014. Case New Holland intends to use the proceeds from the offering to refinance debt.
Item 9. The Offer and Listing

A. Offer and Listing Details.
      Our common shares are quoted on the New York Stock Exchange under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated:

Common Share Price

	High	Low

Most recent six months:
February 2006	$25.58	$19.50
January 2006	19.18	18.14
December 2005	18.60	16.07
November 2005	18.51	16.60
October 2005	20.37	17.98
September 2005	22.10	19.70
Year ended December 31, 2005
First Quarter	$19.06	$16.70
Second Quarter	19.03	16.90
Third Quarter	22.10	18.90
Fourth Quarter	20.37	16.07
Full Year	22.10	16.07
Year ended December 31, 2004
First Quarter	$18.88	$16.37
Second Quarter	21.38	17.99
Third Quarter	20.80	16.55
Fourth Quarter	19.90	16.22
Full Year	21.38	16.22
2003	19.00	5.95
2002	$32.15	$14.00
2001	$48.75	$25.50
      On March 27, 2006, the last reported sales price of our common shares as reported on the New York Stock Exchange was $26.31 per share. There were approximately 650 registered holders of record of our common shares in the United States as of that date.

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
      As provided in Article 2 of our Articles of Association, our objectives are to:

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
Authorized Capital
      Our authorized share capital is €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of € 2.25 per share. We will issue common shares only in registered form. We have an agent that maintains the share register relating to the common and preference shares and acts as transfer agent and registrar for the common shares and Series A Preferred Stock.
Dividends
      Our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our board of directors. The shareholders have discretion as to the use of that portion of our annual profits remaining after the establishment of reserves and payment of dividends on the preference shares for distribution of dividends on the common shares. No dividends were distributed on the preference shares in 2005.
      Beginning in 2006, based on 2005 results, the outstanding shares of Series A Preferred Stock were eligible for a dividend at the then prevailing common dividend yield. The prevailing common dividend yield was to be calculated based upon the average dividend yield of the common shares for the 30 trading days ending on the trading day prior to the date the shareholders approve the dividend on the common shares. The average dividend yield of the common shares was to be the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing prices per share of the common shares on the New York Stock Exchange for each trading day, during the period of 30 consecutive trading days ending on the trading day prior to the date the shareholders approve the common share dividend. However the annual dividend could have been fixed at the prevailing common dividend yield, plus an additional 150 basis points. If (i) Equipment Operations total debt divided by Equipment Operations earnings before interest, taxes depreciation and amortization (“EBITDA”) was less than two and a half times and (ii) Equipment Operations EBITDA divided by Equipment Operations interest expense was greater than four times, as calculated in accordance with the terms and provisions of the preference shares. These performance measures were not achieved for 2005. The dividends on the preference shares were not cumulative. Dividends on the preference shares, if declared, were expected to be payable annually in arrears; however, the board of directors could have deferred the payment of dividends on the preference shares for a period not to exceed five consecutive annual periods, in which case payment of dividends on common shares for the relevant financial year will be deferred for the same period. A resolution to reduce the capital of the preference shares or apply the share premium reserve attributable to the preference shares to recoup losses we have suffered would require the prior approval of all holders of the preference shares.
      Under the terms of the Senior Notes issued by Case New Holland, dividends declared or paid on our common shares, taken together with other distributions on our capital stock, repurchases of capital stock and specified other items, that are in excess of an amount calculated, from time to time, as provided in the Senior Notes are considered restricted payments under the terms of the Senior Notes. Dividends on our common shares are also considered restricted payments if we could not incur additional indebtedness pursuant to the terms of a financial covenant contained in the Senior Notes or if a default or event of default with respect to the Senior Notes has occurred and is continuing. Such restricted payments are generally prohibited under the terms of the Senior Notes unless certain limited exceptions apply. Specifically, the terms of the Senior Notes provide that dividends on the common shares that are considered restricted payments may nevertheless be paid in an amount not to exceed $33.0 million in any calendar year, provided that no default or event of default has occurred and is continuing. In addition, the terms of the Senior Notes provide that cash dividends on the shares of the Series A Preferred Stock that are considered restricted payments may nevertheless be paid in an amount not to exceed $50 million in any calendar year, commencing in calendar year 2005, provided that no event of default has occurred and is continuing. Due to the conversion of shares of Series A Preferred Stock into common stock, there will be no preferred dividend in 2006, as none of the preference shares will be outstanding.
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
      Under Dutch law, the Board of Directors must consider in the performance of its duties our interests, the interests of our shareholders and our employees, in all cases with reasonableness and fairness. In addition, under our Articles of Association, a member of our Board of Directors must not take part in any vote on a subject or transaction in relation to which he has a conflict of interest.
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
      See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for a discussion of our corporate governance practices and guidelines.
Liquidation Rights
      In the event of our dissolution and liquidation, the assets remaining after payment of all debts will first be applied to distribute to the holders of preference shares the nominal amount of the preference shares and then the amount of the share premium reserve relating to the preference shares. The Series A Preferred Stock had a liquidation preference of $250 per share. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of the common shares and, if only preference shares are issued and outstanding, to the holders of the preference shares in proportion to the aggregate nominal amount of preference shares. No liquidation payments will be made on shares that we hold in treasury.
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
Significant Transactions
      As required under Dutch law, decisions of the Board of Directors involving a significant change in the identity or character of CNH are subject to the approval of the shareholders.
      Such decisions include:

•	the transfer of all or substantially all of CNH’s business to a third party;

•	the entry into or termination of a long-term joint venture of CNH or of any of CNH’s subsidiaries with another legal entity or company, or of CNH’s position as a fully liable partner in a limited partnership or a general partnership, where such entry into or termination is of far-reaching importance to CNH; or

•	the acquisition or disposal, by CNH or any of CNH’s subsidiaries, of an interest in the capital of a company valued at one-third or more of CNH’s assets according to CNH’s most recently adopted consolidated annual balance sheet.
Disclosure of Holdings
      Under Dutch law regarding the disclosure of holdings in listed companies, if our shares are admitted to official quotation or listing on Euronext or on any other stock exchange in the European Union, registered holders and some beneficial owners of our shares must promptly notify us and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 25%, 50% or 66 2/3 % of our outstanding shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.
Limitations on Right to Hold or Vote Shares
      Our Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

C. Material Contracts.
      For a discussion of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”
      On May 18, 2004, Case New Holland issued a total of $500 million of 6% Senior Notes. On August 1, 2003 and September 16, 2003 Case New Holland issued a total of $1.05 billion of 9 1/4% Senior Notes. On March 3, 2006, Case New Holland issued a total of $500 million of 7.125% Senior Notes. The Senior Notes are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the U.S. assets of our Equipment Operations and certain of our non-U.S. assets. The 6% Senior Notes were issued under an indenture dated as of May 18, 2004, the 9 1/4% Senior Notes were issued pursuant to an indenture dated as of August 1, 2003 as supplemented by a supplemental indenture dated as of September 16, 2003 and the 7.125% Senior Notes were issued pursuant to an indenture dated as of March 3, 2006, which together we refer to as the “Indentures” by and among Case New Holland, the Guarantors and the Trustee. The Senior Notes are unsecured obligations of Case New Holland, ranking senior in right of payment to all future obligations of Case New Holland that are, by their terms, expressly subordinated in right of payment to the Senior Notes and pari passu in right of payment with all existing and future unsecured obligations of Case New Holland that are not so subordinated. The 6% Senior Notes mature on June 1, 2009, the 9 1/4% Senior Notes mature on August 1, 2011 and the 7.125% Senior Notes mature on March 1, 2014. The 6% Senior Notes are redeemable at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the indenture governing the 6% Senior Notes. The 9 1/4 % Senior Notes are redeemable at specified premiums after August 1, 2007 and after August 1, 2009 without a premium. The 7.125% Senior Notes are redeemable at a price equal to 100% of the principal amount of the notes plus a premium declining ratably to par on or after March 1, 2010 and at a price equal to 100% of the principal amount of the notes plus a make-whole premium (as defined in the indenture governing the 7.125% Senior Notes) before March 1, 2010.
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
      Some of these covenants will cease to apply if the Senior Notes are given investment grade ratings by both S&P’s Ratings Services and Moody’s Investors Service, Inc.

D. Exchange Controls.
      Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E. Taxation.
United States Federal Income Taxation
      The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings of the Internal Revenue Service (“IRS”) and court decisions as well as the U.S./Netherlands Income Tax Treaty (as described below) all as currently in effect. Such authorities are subject to change or repeal, possibly on a retroactive basis.
      This discussion does not contain a full description of all tax considerations that might be relevant to ownership of our common shares or a decision to purchase such shares. In particular, the discussion is directed only to U.S. Holders that will hold our common shares as capital assets and whose functional currency is the U.S. dollar. Furthermore, the discussion does not address the U.S. federal income tax treatment of holders that are subject to special tax rules such as banks and other financial institutions, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle, hedging or conversion transaction, insurance companies, tax-exempt entities, holders liable for alternative minimum tax and holders of ten percent or more (actually or constructively) of our voting shares. The discussion also does not consider any state, local or non-U.S. tax considerations and does not cover any aspect of U.S. federal tax law other than income taxation.
      Prospective purchasers and holders of our common shares are advised to consult their own tax advisors about the U.S., federal, state, local or other tax consequences to them of the purchase, beneficial ownership and disposition of our common shares.
      For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of our common shares who is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized under the laws of the United States or a state thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons or with a valid election in place to be treated as a domestic trust.

Taxation of Dividends
      Subject to the PFIC rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2009 generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.
      The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into

U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
      We generally will fund dividend distributions on our common shares with dividends received from our non-Dutch subsidiaries. Assuming that the necessary conditions and requirements are met under Dutch law, we may be entitled to a reduction in the amount in respect of Dutch withholding taxes payable to the Dutch tax authorities, which reduction would equal 3% of the amount of Dutch withholding tax withheld by us in respect of dividends distributed by us to our shareholders. Such a reduction will likely constitute a subsidy in respect of the Dutch withholding tax payable on our dividends and, thus, a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount of the reduction so allowed to us.

Taxation of Capital Gains
      Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized in the sale or other taxable disposition and the tax basis (determined in U.S. dollars) of the common shares. Such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Gain realized by a U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.
      We believe that our common shares should not be treated as stock of a Personal Foreign Investment Company, or PFIC, for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holders elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would not be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are teated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup Withholding Tax
      Information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations) with respect to distributions made on our common shares and paid in the U.S. and proceeds received on disposition of such shares that is effected at a U.S. office of a broker or under certain conditions effected at an office outside the U.S. Furthermore, a 28% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the IRS of failure to report interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with applicable certification requirements. The amount of backup withholding imposed on a payment to a U.S. Holder may be refunded by the IRS or allowed as a credit against the U.S. federal income tax of the U.S. Holder provided that the required information is properly furnished to the IRS.
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
      If a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present:

•	such person alone or, in case such person is an individual, together with his partner, if any, has, directly or indirectly, the ownership of, our shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of profit participating certificates that relate to 5% or more of our annual profit or to 5% or more of liquidation proceeds;

•	such person’s partner or any of the relatives by blood or by marriage in the direct line (including foster children) of this person or of his partner has a substantial interest in us;

•	such person’s shares, profit participating certificates or rights to acquire our shares or profit participating certificates have been acquired by such person or are deemed to have been acquired by such person under a non-recognition provision.

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

he derives profit from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment of a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

he (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands.

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
      A Non-Resident holder of shares may derive benefits from our shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances if:

•	his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge or comparable forms of special knowledge; or

•	he makes our shares available or is deemed to make our shares available, legally or in fact, directly or indirectly, to a connected party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

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
      Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift or all beneficiaries under the estate jointly, as the case may be, make an election to the effect.

Capital Tax
      We were subject to Netherlands capital tax at a rate of 0.55% on any contribution received in respect of shares prior to January 1, 2006. As of January 1, 2006 the capital tax has been abolished.

Other Taxes and Duties
      No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our shares.

F. Dividends and Paying Agents.
      Not applicable.

G. Statement of Experts.
      Not applicable.

H. Documents on Display.
      We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without change and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at Room 1580, 100F street, N.E., Washington, D.C. 20459. To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov

I. Subsidiary Information.
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
      The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated earnings. Due to periodic mismatches in cash inflows and outflows, currencies such as the euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen may have a possible impact on earnings. The primary currencies for cash outflows were the British pound, Japanese yen and euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. To manage these exposures, we identify naturally offsetting positions and purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 16: Financial Instruments” of our consolidated financial statements for a description of our foreign exchange rate risk management.
      We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and nature of the underlying cash flow exposure.
      For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $137 million and $139 million at December 31, 2005 and 2004, respectively.
      Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge. The sensitivity model assumes an adverse shift in all foreign currency exchange spot and forward rates. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. The fair market valuation and sensitivity analysis of option contracts are provided by a third party based on our request to compute the fair value change of a 10% movement in the foreign exchange rate in which the contracts are based. We do not have a model to value such contracts as their use is limited and the value is not significant to our financial position. While there were $100 million in option contracts outstanding at December 31, 2004, there were no outstanding option contracts at December 31, 2005.

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
      As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a loss of $8 million and $18 million in 2005 and 2004, respectively. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.
      We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2005, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $260 million and $253 million at December 31, 2005 and 2004, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statements of operations.

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
      We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2005 and 2004, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $9 million and $29 million, respectively, based on the discounted values of their related cash flows.
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

Changes in Market Risk Exposure as Compared to 2004
      Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2004.
Item 12. Description of Securities Other than Equity Securities
      Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
      None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
      On March 27, 2003, our shareholders approved amendments to our Articles of Association at an Extraordinary Meeting of Shareholders. The amendments increased our authorized share capital to €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of € 2.25 per share.
      As of December 31, 2005, a total of 8 million shares of Series A Preferred Stock were held by Fiat Netherlands. Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%. Due to the conversion, there are no shares of Series A Preferred Stock outstanding as of the date of this report.
Item 15. Controls and Procedures
      Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2005 pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in internal controls or in other factors that could significantly affect internal controls during the year ended December 31, 2005, including any corrective actions with regard to significant deficiencies and material weaknesses.
      We are currently continuing our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We must comply with these requirements in our annual report for the year ending December 31, 2006.
Item 16A. Audit Committee Financial Expert
      The Board of Directors of CNH has determined that Katherine M. Hudson and Michael E. Murphy are audit committee financial experts. Both Ms. Hudson and Mr. Murphy are independent directors. As discussed under “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management,” we have announced proposed changes to the composition of the Board of Directors, which will become effective at the Annual General Meeting of Shareholders to be held on April 7, 2006. Ms. Hudson and Mr. Murphy have expressed their intention not to stand for re-election. In that event, the Board of Directors expects to make a determination whether any member of the Board constitutes an “audit committee financial expert” following the implementation of the proposed changes to the Board.
Item 16B. Code of Ethics
      We have adopted a code of ethics which is applicable to CNH’s principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website, www.CNH.com, and may be found as follows: from our main page, first click on “Corporate Governance” and then on “Code of Conduct”.
Item 16C. Principal Accountant Fees and Services
      Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmotsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2005. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2005 and 2004:

	2005	2004

Audit Fees	$4,304,000	$4,226,100
Audit-Related Fees	886,600	869,900
Tax Fees	1,386,800	1,100,400
All Other Fees	—	80,500

Total	$6,577,400	$6,276,900

      “Audit Services” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements and certifications of accounting-related internal controls. “Tax Fees” are fees for professional services rendered by the Deloitte Entities for expatriate employee tax services, tax compliance, tax advice on actual or contemplated transactions and tax consulting associated with international transfer prices. Fees disclosed under the category “All Other Fees” are mainly related to software support services.
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
Item 18. Financial Statements
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CNH GLOBAL N.V. AND SUBSIDIARIES
Item 19. Exhibits
      A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of CNH Global N.V.:
      We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
March 29, 2006

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004, and 2003
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2005	2004	2003	2005	2004	2003	2005	2004	2003

	(in millions, except per share data)
Revenues:
Net sales	$11,806	$11,545	$10,069	$11,806	$11,545	$10,069	$—	$—	$—
Finance and interest income	769	634	597	129	82	83	801	672	621

	12,575	12,179	10,666	11,935	11,627	10,152	801	672	621
Costs and Expenses:
Cost of goods sold	9,934	9,782	8,590	9,934	9,782	8,590	—	—	—
Selling, general and administrative	1,184	1,110	1,042	971	929	839	213	181	203
Research, development and engineering	296	267	259	296	267	259	—	—	—
Restructuring	73	104	271	71	102	268	2	2	3
Interest expense — Fiat affiliates	99	88	113	72	63	85	27	25	28
Interest expense — other	452	404	368	269	255	236	240	183	182
Interest compensation to Financial Services	—	—	—	159	113	79	—	—	—
Other, net	280	265	241	188	186	149	36	52	71

	12,318	12,020	10,884	11,960	11,697	10,505	518	443	487

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	257	159	(218)	(25)	(70)	(353)	283	229	134
Income tax provision (benefit)	116	39	(49)	24	(39)	(97)	92	78	47
Minority interest	26	23	7	27	23	7	—	—	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	9	8	6	200	159	93	9	8	6
Equipment Operations	39	20	13	39	20	13	—	—	—

Net income (loss)	$163	$125	$(157)	$163	$125	$(157)	$200	$159	$93

Per Share Data:
Basic earnings (loss) per share	$0.77	$0.94	$(1.19)

Diluted earnings (loss) per share	$0.70	$0.54	$(1.19)

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

CNH GLOBAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(and Supplemental Information)

			Supplemental Information

			Equipment		Financial
	Consolidated		Operations		Services

	2005	2004	2005	2004	2005	2004

	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,245	$931	$858	$637	$387	$294
Deposits in Fiat affiliates cash management pools	580	1,151	578	1,136	2	15
Accounts and notes receivable, net	3,192	3,171	1,146	1,493	2,118	1,772
Intersegment notes receivable	—	—	1,067	414	—	24
Inventories, net	2,466	2,515	2,466	2,515	—	—
Deferred income taxes	534	374	436	301	98	73
Prepayments and other	99	93	95	91	4	2

Total current assets	8,116	8,235	6,646	6,587	2,609	2,180

Long-term receivables	2,649	2,724	97	103	2,552	2,621
Intersegment long-term notes receivable	—	—	—	700	—	—
Property, plant and equipment, net	1,311	1,478	1,303	1,470	8	8
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	449	457	353	373	96	84
Investment in Financial Services	—	—	1,587	1,419	—	—
Equipment on operating leases, net	180	215	—	—	180	215
Goodwill	2,388	2,402	2,243	2,258	145	144
Intangible assets, net	775	834	775	834	—	—
Other	1,450	1,735	955	1,250	495	526

Total other assets	5,242	5,643	5,913	6,134	916	969

Total	$17,318	$18,080	$13,959	$14,994	$6,085	$5,778

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt — Fiat affiliates	$413	$90	$279	$19	$134	$71
Current maturities of long-term debt — other	646	796	106	238	540	558
Short-term debt — Fiat affiliates	565	672	479	331	86	341
Short-term debt — other	957	1,385	347	733	610	652
Intersegment short-term debt and current maturities of intersegment long-term debt	—	—	—	24	1,067	414
Accounts payable	1,609	1,657	1,641	1,679	32	66
Restructuring liability	47	47	45	46	2	1
Other accrued liabilities	1,795	1,718	1,600	1,521	203	204

Total current liabilities	6,032	6,365	4,497	4,591	2,674	2,307

Long-term debt — Fiat affiliates	133	1,021	95	873	38	148
Long-term debt — other	3,573	2,999	1,916	1,954	1,657	1,045
Intersegment long-term debt	—	—	—	—	—	700
Other Liabilities:
Pension, postretirement and postemployment benefits	2,132	2,224	2,116	2,204	16	20
Other	305	336	192	238	113	138

Total other liabilities	2,437	2,560	2,308	2,442	129	158

Commitments and contingencies (Note 15)
Minority interest	91	106	91	105	—	1
Shareholders’ equity:
Preference shares, € 2.25 par value; authorized 200,000,000 shares in 2005 and 2004; issued 8,000,000 shares in 2005 and 2004	19	19	19	19	—	—
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2005	—	—	—	—	35	—
Common shares, € 2.25 par value; authorized 400,000,000 shares in 2005 and 2004, issued 135,020,437 shares in 2005 and 133,937,488 shares in 2004	315	312	315	312	192	170
Paid-in capital	6,348	6,328	6,348	6,328	1,193	1,186
Treasury stock, 154,813 shares in 2005 and 2004, at cost	(8)	(8)	(8)	(8)	—	—
Retained earnings (deficit)	(996)	(1,125)	(996)	(1,125)	83	(12)
Accumulated other comprehensive income (loss)	(626)	(496)	(626)	(496)	84	75
Unearned compensation on restricted shares and options	—	(1)	—	(1)	—	—

Total shareholders’ equity	5,052	5,029	5,052	5,029	1,587	1,419

Total	$17,318	$18,080	$13,959	$14,994	$6,085	$5,778

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

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003
(and Supplemental Information)

				Supplemental Information

	Consolidated			Equipment Operations			Financial Services

	2005	2004	2003	2005	2004	2003	2005	2004	2003

	(in millions)
Operating activities:
Net income (loss)	$163	$125	$(157)	$163	$125	$(157)	$200	$159	$93
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	309	325	346	263	261	246	46	64	100
Deferred income tax expense (benefit)	132	4	(72)	169	64	(125)	(37)	(60)	53
(Gain) loss on disposal of fixed assets	(1)	(21)	(1)	(1)	(21)	(1)	—	—	—
Undistributed (earnings) losses of unconsolidated subsidiaries	(7)	2	10	(138)	(43)	(61)	(9)	(5)	—
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	56	(97)	138	(56)	97	(138)
(Increase) decrease in wholesale and other notes receivable	(197)	911	593	271	712	(26)	(468)	199	619
(Increase) decrease in inventories	(102)	85	(139)	(102)	85	(139)	—	—	—
(Increase) decrease in prepayments and other current assets	(10)	(10)	36	(8)	(12)	34	(2)	2	2
(Increase) decrease in other assets	(42)	(369)	(14)	(145)	(122)	(17)	103	(247)	3
Increase (decrease) in accounts payable	103	(59)	(4)	95	(58)	(5)	8	(1)	1
Increase (decrease) in other accrued liabilities	89	26	(173)	118	(10)	(213)	(29)	36	40
Increase (decrease) in other liabilities	71	(24)	204	63	(7)	209	8	(17)	(5)
Other, net	41	(25)	167	45	2	183	(4)	(27)	(16)

Net cash (used) provided by operating activities	549	970	796	849	879	66	(240)	200	752

Investing activities:
Acquisitions and investments, net of cash acquired	(19)	(38)	(40)	(29)	(113)	(83)	(3)	(10)	(11)
Additions to retail receivables	(5,351)	(5,183)	(4,463)	—	—	—	(5,351)	(5,183)	(4,463)
Proceeds from new retail securitizations	2,799	2,218	2,857	—	—	—	2,799	2,218	2,857
Collections of retail receivables	2,674	2,281	1,263	—	—	—	2,674	2,281	1,263
Collections of retained interests in securitized retail receivables	49	115	151	—	—	—	49	115	151
Proceeds from sale of businesses and assets	124	255	212	19	93	54	105	162	158
Expenditures for property, plant and equipment	(155)	(180)	(194)	(152)	(179)	(192)	(3)	(1)	(2)
Expenditures for equipment on operating leases	(111)	(81)	(51)	—	—	—	(111)	(81)	(51)
(Deposits in) withdrawals from Fiat affiliates cash management pools	506	217	(715)	493	221	(915)	13	(4)	200

Net cash (used) provided by investing activities	516	(396)	(980)	331	22	(1,136)	172	(503)	102

Financing activities:
Intersegment activity	—	—	—	23	(72)	484	(23)	72	(484)
Proceeds from issuance of long-term debt — Fiat affiliates	62	5	147	62	5	147	—	—	—
Proceeds from issuance of long-term debt — other	839	1,452	1,282	56	497	1,053	783	955	229
Payment of long-term debt — Fiat affiliates	(627)	(634)	(16)	(580)	(490)	—	(47)	(144)	(16)
Payment of long-term debt — other	(566)	(923)	(800)	(215)	(130)	(535)	(351)	(793)	(265)
Net increase (decrease) in short-term revolving credit facilities	(447)	(143)	(23)	(264)	(530)	306	(183)	387	(329)
Issuance of common shares	—	—	—	—	—	—	—	—	54
Dividends paid	(34)	(33)	(33)	(34)	(33)	(33)	(60)	(109)	(22)
Other, net	—	(1)	(19)	—	(1)	(19)	13	85	—

Net cash (used) provided by financing activities	(773)	(277)	538	(952)	(754)	1,403	132	453	(833)

Effect of foreign exchange rate changes on cash and cash equivalents	22	15	34	(7)	4	20	29	11	14

Increase (decrease) in cash and cash equivalents	314	312	388	221	151	353	93	161	35
Cash and cash equivalents, beginning of year	931	619	231	637	486	133	294	133	98

Cash and cash equivalents, end of year	$1,245	$931	$619	$858	$637	$486	$387	$294	$133

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

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

						Accumulated
						Other
					Retained	Comprehensive			Comprehensive
	Preference	Common	Paid-in	Treasury	Earnings	Income	Unearned		Income
	Shares	Shares	Capital	Stock	(Deficit)	(Loss)	Compensation	Total	(Loss)

	(in millions)
Balance, January 1, 2003	$—	$305	$4,327	$(7)	$(1,027)	$(835)	$(2)	$2,761
Comprehensive income:
Net loss	—	—	—	—	(157)	—	—	(157)	$(157)
Translation adjustment	—	—	—	—	—	263	—	263	263
Pension liability adjustment (net of tax of $1 million)	—	—	—	—	—	(1)	—	(1)	(1)
Unrealized gain on available for sale securities (net of tax of $13 million)	—	—	—	—	—	20	—	20	20
Derivative financial instruments:
Losses deferred (net of tax of $7 million)	—	—	—	—	—	(4)	—	(4)	(4)
Losses reclassified to earnings	—	—	—	—	—	18	—	18	18

Total									$139

Issuance of common shares	—	4	16	—	—	—	—	20
Conversion of debt to equity	19	—	1,967	—	—	—	—	1,986
Dividends declared	—	—	—	—	(33)	—	—	(33)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2003	19	309	6,310	(7)	(1,217)	(539)	(1)	4,874
Comprehensive income:
Net income	—	—	—	—	125	—	—	125	$125
Translation adjustment	—	—	—	—	—	86	—	86	86
Pension liability adjustment (net of tax of $58 million)	—	—	—	—	—	(64)	—	(64)	(64)
Unrealized gain on available for sale securities (net of tax of $2 million)	—	—	—	—	—	(2)	—	(2)	(2)
Derivative financial instruments:
Gains deferred (net of tax of $16 million)	—	—	—	—	—	18	—	18	18
Losses reclassified to earnings	—	—	—	—	—	5	—	5	5

Total	—	—	—	—	—	—	—	—	$168

Purchase of treasury shares	—	—	—	(1)	—	—	—	(1)
Issuance of common shares	—	3	18	—	—	—	—	21
Dividends declared	—	—	—	—	(33)	—	—	(33)

Balance, December 31, 2004	19	312	6,328	(8)	(1,125)	(496)	(1)	5,029
Comprehensive income:
Net income	—	—	—	—	163	—	—	163	$163
Translation adjustment	—	—	—	—	—	(68)	—	(68)	(68)
Pension liability adjustment (net of tax of ($27) million)	—	—	—	—	—	16	—	16	16
Unrealized gain on available for sale securities (net of tax of $8 million)	—	—	—	—	—	(9)	—	(9)	(9)
Derivative financial instruments:
Losses deferred (net of tax of $25 million)	—	—	—	—	—	(87)	—	(87)	(87)
Gains reclassified to earnings	—	—	—	—	—	18	—	18	18

Total	—	—	—	—	—	—	—	—	$33

Issuance of common shares	—	3	17	—	—	—	—	20
Accrual of common stock due under the Long-Term Incentive Plan	—	—	3	—	—	—	—	3
Dividends declared	—	—	—	—	(34)	—	—	(34)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2005	$19	$315	$6,348	$(8)	$(996)	$(626)	$—	$5,052

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
      CNH is controlled by Fiat Netherlands Holding N.V. (“Fiat Netherlands”), a wholly owned subsidiary of Fiat S.p.A. (“Fiat”), a company organized under the laws of Italy, which owned approximately 83% of the outstanding common shares of CNH at December 31, 2005. Additionally, as of December 31, 2005, Fiat Netherlands owned a total of 8 million shares of Series A Preference Shares (“Series A Preferred Stock”). Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH’s common stock rose to approximately 90%.
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
      For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate allowance for credit losses as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the interest free period. In 2005 and 2004, interest free periods averaged 4.0 months and 3.5 months, respectively, on approximately 66% and 67%, respectively, of sales for the agricultural equipment business. In 2005 and 2004, interest free periods averaged 3.5 months, on approximately 66% and 67%, respectively, of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.
      Financial Services records finance and interest income on retail and other notes receivables and finance leases using the effective interest method.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Advertising
      CNH expenses advertising costs as incurred. Advertising expense totaled $47 million, $39 million and $54 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Research and Development
      Research and development costs are expensed as incurred.

Restructuring
      CNH recognizes costs associated with an exit or disposal activity at their fair value in the period in which the liability is incurred, except in certain situations where employees are required to render service until they are terminated in order to receive termination benefits. If an employee is required to render service until termination to receive benefits and they are to be retained for a period in excess of the lesser of the legal notification period or, in the absence of a legal notification period, 60 days, the costs are recognized ratably over the future service period.

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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deposits in Fiat Affiliates Cash Management Pools (“Deposits with Fiat”)
      Deposits with Fiat are repayable to CNH upon one business day’s notice. CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice. The carrying value of Deposits with Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 22: Related Party Information.”

Receivables and Receivable Sales
      Receivables are recorded at face value, net of allowances for credit losses and deferred fees and costs.
      CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company computes fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions — credit losses, prepayment speeds, and discount rates commensurate with the risks involved.

Inventories
      Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. The cost of finished goods and work-in-progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provisions are made for obsolete and slow-moving inventories.

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
      CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2005, 2004 and 2003 is not significant in relation to the consolidated financial results.
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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equipment on Operating Leases
      Financial Services purchases from dealers, equipment that is leased to retail customers under operating leases. Income from operating leases is recognized over the term of the lease. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is calculated at the inception of the lease date. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

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
      CNH has identified three reporting units: Agricultural Equipment, Construction Equipment and Financial Services. The fair values of the reporting units were determined based on the discounted cash flow model (primarily for the Agricultural Equipment and Construction Equipment reporting units)and/or the guideline company method which values companies by comparing them to similar companies whose equity securities are publicly traded or were involved in recent purchase and sale transactions (primarily for the Financial Services’ reporting unit). The valuation models utilize assumptions and projections that have a significant impact on the valuations. These assumptions involve significant judgment regarding projected future revenues, projected future margins, weighted average cost of capital or discount rate and control premium.
      Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents. Non-indefinite lived intangible assets are being amortized on a straight-line basis over 5 to 30 years.
      Reference is made to “Note 3: Acquisitions of Businesses and Investments,” and “Note 9: Goodwill and Intangibles” for further information regarding goodwill and intangibles.

Income Taxes
      CNH follows an asset and liability approach for financial accounting and reporting of income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which, based on available evidence, it is more likely than not that they will not be realized.

Retirement Programs
      CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing defined benefit pension and other postretirement benefits is based

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to all stock-based employee compensation for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003

Net income (loss), as reported	$163	$125	$(157)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	1	—	1
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(4)	(4)	(5)

Pro forma net income (loss)	$160	$121	$(161)

Earnings (loss) per share:
As reported:
Basic	$0.77	$0.94	$(1.19)
Diluted	$0.70	$0.54	$(1.19)
Pro Forma:
Basic	$0.76	$0.91	$(1.22)
Diluted	$0.68	$0.52	$(1.22)

Earnings Per Share
      On October 13, 2004, the FASB Emerging Issues Task Force (“EITF”) ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share (“EITF No. 04-8”) which changed the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the fourth quarter of 2004, under the provisions of EITF No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented.
      EITF Issue No. 03-6, “Participating Securities and the Two Class Method under FASB Statement No. 128” (“EITF No. 03-6”) requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings.

Reclassifications
      Certain reclassifications of prior year amounts have been made in order to conform with the current year presentation.

New Accounting Pronouncements
      In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006; however, early adoption is permitted as of the beginning of an entity’s fiscal year. CNH has not yet determined the impact SFAS No. 156 may have on its financial position or results of operations upon adoption.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and SFAS No. 140, and resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS No. 155: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, although early adoption is permitted as of the beginning of an entity’s fiscal year. CNH has not yet determined the impact SFAS No. 155 may have on its financial position or results of operations upon adoption.
      In June 2005, the FASB issued SFAS No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective January 1, 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Company’s financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS No. 151”). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. SFAS No. 151 requires abnormal amounts of facility expense, freight, handling costs and spoilage be recognized as current-period charges. Adoption of this statement is not expected to have a material impact on the Company’s financial position and results of operation.
      In December 2004, the FASB issued SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The impact of adopting this statement will not have a material impact on the Company’s financial statements.

Note 3:	Acquisitions of Businesses and Investments
          Kobelco
      The CNH alliance, which initially allowed CNH to increase its interest in Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”) from 20% to 35% by the third quarter of 2004, was modified during 2004 to extend the option period into the second quarter of 2005. During 2005, this option expired without being exercised.

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
      CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. CNH purchases retail installment sales and loan and finance lease contracts from its dealers. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.
      A summary of receivables as of December 31, 2005 and 2004 is as follows:

	2005	2004

	(in millions)
Wholesale notes and accounts	$1,667	$1,920
Retail and other notes and finance leases	3,596	3,441
Other notes	825	745

Gross receivables	6,088	6,106
Less:
Allowance for credit losses	(247)	(211)
Current portion	(3,192)	(3,171)

Total long-term receivables, net	$2,649	$2,724

      Maturities of long-term receivables as of December 31, 2005 are as follows:

Amount

(in millions)
2007	$1,064
2008	761
2009	488
2010	286
2011 and thereafter	50

Total long-term receivables, net	$2,649

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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Allowance for credit losses activity for the years ended December 31 2005, 2004 and 2003 are as follows:

	2005	2004	2003

	(in millions)
Balance, beginning of year	$211	$190	$229
Provision for credit losses	104	76	98
Receivables written off	(63)	(69)	(172)
Other, net	(5)	14	35

Balance, end of year	$247	$211	$190

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
      The facilities consist of a master trust facility in the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $521 million term senior and subordinated asset-backed notes with a three year maturity issued in June 2003, $750 million term senior and subordinated asset-backed notes issued with a three year maturity issued in June 2005 and a 364-day, $700 million conduit facility that is renewable annually (September 2006) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$162 million term senior and subordinated asset-backed notes with a two year maturity issued in July 2004, C$189 million term senior and subordinated asset-backed notes with a three year maturity issued in July 2004 and a 364-day C$250 million conduit facility that is renewable annually (August 2006) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (May 2006) at the sole discretion of the purchaser.
      At December 31, 2005, $2 billion, C$445 million, ($382 million) and A$108 million, ($79 million) were outstanding under these facilities, consisting of $2.4 billion, C$569 million, ($489 million) and A$149 million, ($109 million) of wholesale receivables sold less CNH’s retained undivided interest of $452 million, C$124 million, ($106 million) and A$41 million, ($30 million). At December 31, 2004, $1.5 billion was outstanding under the U.S. facility, consisting of $1.9 billion of wholesale receivables sold less CNH’s retained undivided interest of $330 million. Under the Canadian facility at December 31, 2004, C$405 million, ($348 million) was outstanding, consisting of C$507 million, ($436 million) of wholesale receivables sold less CNH’s retained undivided interest of C$102 million, ($88 million). Under the Australian facility at December 31, 2004, A$90 million, ($66 million) were outstanding, consisting of A$128 million, ($94 million) of wholesale receivables sold, less CNH’s retained undivided interest of A$38 million, ($28 million). The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in “Accounts and notes receivable, net” in the accompanying consolidated balance sheets.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.
      The cash flows between CNH and the facilities for the years ended December 31, 2005 and 2004 included:

	2005	2004

	(in millions)
Proceeds from new securitizations	$630	$874
Repurchase of receivables	183	605
Proceeds from collections reinvested in the facility	6,824	6,618
      In June 2005, CNH entered into a wholesale securitization program in Europe with three additional sellers, thereby increasing the amount of receivables available for sale to $742 million. The outstanding balance as of December 31, 2005 was $709 million and a Financial Services’ subsidiary subscribed to $251 million of notes representing retained undivided interests. At December 31, 2004, the amount outstanding under the original program was $466 million, and the Financial Services’ subsidiary had a retained undivided interest of $228 million.
      In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2005, there were no outstanding discounted receivables without recourse. As of December 31, 2004, $108 million of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.
      At December 31, 2005 and 2004, certain subsidiaries of CNH sold, with recourse, wholesale receivables totaling $862 million and $916 million, respectively. The receivables sold are reflected in “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt — other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

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
      CNH securitized retail notes with a net principal value of $2.9 billion, $2.3 billion and $3.0 billion in 2005, 2004 and 2003, respectively. CNH recognized gains on the sales of these receivables of $83 million, $70 million and $101 million in 2005, 2004 and 2003, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2005 and 2004, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $58 million and $48 million, respectively. Total spread account balances were $258 million and $294 million at December 31, 2005 and 2004, respectively.

Retained Interests
      The components of CNH’s retained interests as of December 31, 2005 and 2004 are as follows:

	2005	2004

	(in millions)
Receivables:
Collateralized wholesale receivables	$588	$448
Interest only strips	83	103
Spread and other	353	389

Total amount included in “Accounts and notes receivable”	1,024	940
Other assets:
ABS certificates	180	241
Other investments in ABS trusts	251	228

Total amount included in “Other assets”	431	469

Total retained interests	$1,455	$1,409

      CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2005 and 2004, $24 million and $27 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.
      Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2005 and 2004 were as follows:

			Weighted
	Range		Average

	2005	2004	2005	2004

Constant prepayment rate	17.00 – 20.00%	17.00 – 20.00%	17.28	17.39%
Expected credit loss rate	0.57 – 0.68%	0.37 – 0.83%	0.67%	0.48%
Discount rate	8.50 – 13.00%	8.50 – 10.00%	10.62%	9.52%
Remaining maturity in months	20 – 24	20 – 22	22	22
      CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $9 million, $7 million and $12 million in 2005, 2004 and 2003, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on Fair Value
      The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2005 and 2004 are as follows (in millions unless stated otherwise):

	2005			2004

	December 31,	10%	20%	December 31,	10%	20%
	Assumption	Change	Change	Assumption	Change	Change

	Weighted Average			Weighted Average
Constant prepayment rate	15.82%	$1.0	$1.2	16.56%	$1.9	$3.5
Expected credit loss rate	0.70%	$2.6	$5.1	0.69%	$2.4	$4.9
Discount rate	10.68%	$6.9	$13.0	9.37%	$4.0	$6.9
Remaining maturity in months	17			17
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
      Actual and expected credit losses are summarized as follows:

	Receivables Securitized in

	2002	2003	2004	2005

As of December 31, 2005	0.65%	0.68%	0.54%	0.56%
As of December 31, 2004	0.58%	0.89%	0.57%
As of December 31, 2003	0.66%	0.65%
      Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.
      CNH’s cash flows related to securitization activities for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

	(in millions)
Proceeds from new retail securitizations	$2,799	$2,218	$2,857
Servicing fees received	40	37	51
Cash received on retained interests	93	85	70
Cash paid upon cleanup call	104	77	213

Other Receivables Securitizations
      In addition to the wholesale and retail securitizations described above, a master note trust was formed in September 2004 to facilitate the financing of U.S. credit card receivables. Credit card receivables are transferred, without recourse, to a bankruptcy remote SPE through which the receivables are then transferred to a trust. The maximum amount of funding eligible through the facility is $250 million and it is accounted for as a secured financing. At December 31, 2005 and 2004, total receivables pledged under this program were $160 million and $159 million, respectively. The facility is renewable in June 2007.
      In November 2004, a trust was formed for the securitization of retail receivables in Australia. The Company transfers the receivables to a bankruptcy remote trust, which will have a limited life and terminate

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
upon final distribution of amounts owed to investors or upon exercise of a clean-up call option by CNH. At December 31, 2004, A$416 million ($305 million) of receivables were transferred to the trusts, which was accounted for as a secured financing. No such trusts were formed in 2005.
      In December 2005, Financial Services entered into a transaction to securitize certain of its retained interests which resulted from its U.S. retail asset backed securitization programs. The retained interests were sold without recourse to a newly formed bankruptcy remote SPE which, in turn, pledged the retained interests as collateral for a revolving loan from a third-party multi-seller asset backed commercial paper (“ABCP”) conduit facility. The maximum amount of funding eligible through the facility is $300 million and it is accounted for as a secured financing. At December 31, 2005, total retained interests pledged under this program were $324 million. The facility is renewable in December 2008.

Managed Portfolio — Financial Services
      Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2005 and 2004 are as follows:

	Principal	Principal More
	Amount of	Than 30 Days	Net Credit
	Receivables At	Delinquent At	Losses for the
	December 31,	December 31,	Year Ending

	(in millions)
2005

Type of receivable:
Wholesale notes and accounts	$4,036	$87	$2
Retail and other notes and finance leases	9,734	239	35

Total managed	$13,770	$326	$37

Comprised of:
Receivables held in portfolio	$4,438
Receivables serviced for Equipment Operations	224
Receivables serviced for Joint Venture	1,448
Securitized	7,660

Total managed	$13,770

2004

Type of receivable:
Wholesale notes and accounts	$3,540	$105	$7
Retail and other notes and finance leases	9,719	250	43

Total managed	$13,259	$355	$50

Comprised of:
Receivables held in portfolio	$4,153
Receivables serviced for Equipment Operations	545
Receivables serviced for Joint Venture	1,654
Securitized	6,907

Total managed	$13,259

Non-Cash Retail Receivables Operating and Investing Activities
      Non-cash operating and investing activities include retail receivables of $138 million, $133 million and $260 million that were exchanged for retained interests in securitized retail receivables in 2005, 2004 and 2003, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5: Inventories
      Inventories as of December 31, 2005 and 2004 consist of the following:

	2005	2004

	(in millions)
Raw materials	$494	$501
Work-in-process	195	212
Finished goods	1,777	1,802

Total inventories	$2,466	$2,515

Note 6: Property, Plant and Equipment
      A summary of property, plant and equipment as of December 31, 2005 and 2004 is as follows:

	2005	2004

	(in millions)
Land, buildings and improvements	$812	$873
Plant and machinery	1,951	2,083
Other equipment	448	465
Construction in progress	72	80

	3,283	3,501
Accumulated depreciation	(1,972)	(2,023)

Net property, plant and equipment	$1,311	$1,478

      Depreciation expense totaled $221 million, $222 million and $213 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
      A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2005 and 2004 is as follows:

Method of Accounting	2005	2004

	(in millions)
Equity method	$441	$450
Cost method	8	7

Total	$449	$457

      At December 31, 2005 and 2004, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Europe, Turkey, Mexico, Japan, India and Pakistan.
      Combined financial information of equity method unconsolidated subsidiaries and affiliates is as follows:

	For the years ended December 31,

Operations	2005	2004	2003

	(in millions)
Sales	$3,325	$3,341	$2,301

Net Income	$188	$110	$67

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

Financial Position	2005	2004

	(in millions)
Total Assets	$4,220	$4,705

      CNH and BNP Paribas Lease Group (“BPLG”) are partners in the CNH Capital Europe SAS joint venture. Either CNH or BPLG may terminate the CNH Capital Europe SAS joint venture at any time, but the effective termination of the agreement cannot be prior to June 2008. The Company does not believe BPLG will terminate the joint venture. However, CNH believes the required six month advance notice would provide sufficient time to secure alternative financing for retail financing in the European countries where the joint venture operates.
Note 8: Equipment on Operating Leases
      A summary of Financial Services’ equipment on operating leases as of December 31, 2005 and 2004 is as follows:

	2005	2004

	(in millions)
Equipment on operating leases	$249	$341
Accumulated depreciation	(69)	(126)

Net equipment on operating leases	$180	$215

      Depreciation expense totaled $42 million, $60 million and $96 million for the years ended December 31, 2005, 2004 and 2003, respectively.
      Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2005, are as follows:

Amount

(in millions)
2006	$45
2007	27
2008	14
2009	6
2010 and thereafter	1

Total	$93

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 9: Goodwill and Intangibles
      Changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2005 and 2004 are as follows:

	Agricultural	Construction	Financial
	Equipment	Equipment	Services	Total

	(in millions)
Balance at January 1, 2004	$1,775	$634	$145	$2,554
Purchase accounting adjustment	(107)	(58)	—	(165)
Impact of foreign exchange	9	5	(1)	13

Balance at December 31, 2004	1,677	581	144	2,402
Purchase accounting adjustment	(8)	(6)	—	(14)
Impact of foreign exchange	(1)	—	1	—

Balance at December 31, 2005	$1,668	$575	$145	$2,388

      During 2005 and 2004, various tax valuation allowances and adjustments established in purchase accounting related to the acquisition of Case Corporation, (“Case”; now a part of CNH America LLC) were reversed resulting in a reduction of goodwill.
      In the fourth quarter of 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. CNH has reviewed the impact of these changes on its reporting units and concluded that, although certain structural changes were made to reflect this reorganization during the fourth quarter of 2005, CNH did not meet the criteria to change its reporting units for 2005 as operating results under the new structure were not available for review by CNH’s chief operating decision makers(“CODM”). Beginning in 2006, CNH will allocate goodwill to the four brands and perform impairment testing at the brand reporting unit level.
      As of December 31, 2005 and 2004, the Company’s intangible assets and related accumulated amortization consisted of the following:

		2005			2004

	Weighted		Accumulated			Accumulated
	Avg. Life	Gross	Amortization	Net	Gross	Amortization	Net

	(in millions)
Intangible assets subject to Amortization:
Engineering Drawings	20	$335	$103	$232	$335	$86	$249
Dealer Networks	25	216	53	163	216	44	172
Software	5	50	37	13	53	27	26
Other	10 – 30	116	48	68	123	46	77

		717	241	476	727	203	524

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		26	—	26	37	—	37

		$1,016	$241	$775	$1,037	$203	$834

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      CNH recorded amortization expense of $46 million, $43 million and $37 million during 2005, 2004 and 2003, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is approximately $46 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

Note 10:	Debt and Credit Lines

Credit lines
      CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit and similar agreements.
      CNH has historically obtained, a significant portion of its external financing from Fiat or under facilities guaranteed by Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. The debt owed by CNH to Fiat is unsecured. In 2005, 2004 and 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.
      As of December 31, 2005, CNH had approximately $3.5 billion of its $6.6 billion total lines of credit available, including the asset-backed liquidity facilities described below.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes CNH’s credit facilities at December 31, 2005:

				Drawn

				Equipment	Financial
	Maturity	Amount	Borrower*	Operations	Services	Total	Available	Guarantor

	(in millions)
Committed lines:
CNH portion of Fiat revolving syndicated backup credit facility	Jul 08	$354	EO	$—	$—	$—	$354	Fiat
Credit facilities with third parties	Jun 07	150	FS	—	150	150	—	Fiat
Buyer’s credit Proex	2006-2010	129	EO	129	—	129	—	Fiat
CNH Capital Australia/Canada facility with UBS	2006	61	FS	—	61	61	—	Fiat
BNDES Subsidized Financing Brazil
—2006	2006	470	FS	—	470	470	—	Fiat**
—2007	2007	337	FS	—	337	337	—	Fiat**
—2008 and Beyond	2008+	483	FS	—	473	473	10	Fiat**
Revolving credit facility with Fiat affiliate	Jan 2007	1,000	Both	205	77	282	718	Fiat
Various committed lines—Brazil	Jan 06-Sept 07	165	EO	165	—	165	—
Various committed lines— Australia	Jan 06-Jul 06	58	FS	—	51	51	7

Total committed lines		3,207		499	1,619	2,118	1,089
Uncommitted Lines
Portion of Fiat revolving syndicated backup credit facility shared with Fiat subs.	Jul 08	826	EO	—	—	—	826
Factoring lines	Jan 06	185	EO	185	—	185	—
Factoring lines	Jan 06	50	FS	—	—	—	50
Other	Jan 06	8	EO	—	—	—	8
Asset-backed Programs
—United States	Jan 06	1,200	FS	—	157	157	1,043
—United States (Credit Cards)	Jun 07	250	FS	—	129	129	121
—Canada	Aug 06	257	FS	—	26	26	231
—Australia	Apr 06	293	FS	—	206	206	87
—ABS Retained Assets financing	Dec 08	300	FS	—	247	247	53

Total uncommitted lines and ABCP		3,369		185	765	950	2,419

Total credit facilities		$6,576		$684	$2,384	$3,068	$3,508

Drawn short-term debt				$495	$579	$1,074

Drawn long-term debt				$189	$1,805	$1,994

Total credit facilities with Fiat affiliates or guaranteed by Fiat affiliates		$3,254		$334	$1,014	$1,348	$1,906

*	EO = Equipment Operations; FS = Financial Services

**	BNDES Subsidized Financing in Brazil is guaranteed by Fiat for up to $726 million (1.7 billion Brazilian real equivalent).

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term debt including use of credit lines
      A summary of short-term debt, as of December 31, 2005 and 2004 is as follows:

	2005			2004

	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated

	(in millions)
Drawings under ABCP liquidity facilities	$—	$390	$390	$—	$448	$448
Drawings under other credit lines — third parties	290	112	402	725	113	838
Drawings under credit lines — Fiat affiliates	205	77	282	248	193	441

Drawn under credit lines & ABCP	495	579	1,074	973	754	1,727
Other short-term debt — third parties	57	108	165	8	91	99
Other short-term debt — Fiat affiliates	274	9	283	83	148	231
Intersegment short-term debt	—	1,067	—	24	414	—

Total short-term debt	$826	$1,763	$1,522	$1,088	$1,407	$2,057

      Amounts drawn under credit lines for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.
      The weighted-average interest rates on consolidated short-term debt at December 31, 2005 and 2004 were 8.13% and 5.03%, respectively. The average rate is calculated using the actual rates at December 31, 2005 and 2004 weighted by the amount of the outstanding borrowings of each debt instrument.
      Borrowings under non-affiliated third party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; (3) banker’s bills of acceptance rates, plus an applicable margin; or (4) other relevant domestic benchmark rates plus an applicable margin.
      The applicable margin on third party debt depends upon:

•	the initial maturity of the facility/credit line;

•	the rating of short-term or long-term unsecured debt at the time the facility/credit line was negotiated; in cases where Fiat provides a guarantee, the margin reflects Fiat’s credit standing at the time the facility or credit line was arranged;

•	the extent of over-collateralization, in the case of receivables warehouse facilities; and

•	the level of availability of credit lines for CNH in different jurisdictions.
      The applicable margin for related party debt is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as favorable as alternative sources of funds CNH may obtain from third parties. The range of margins applied by Fiat to CNH’s related party debt outstanding as of December 31, 2005 was between 0.15% and 2.25%.
      Borrowings against ABCP liquidity facilities bear interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain of CNH’s revolving credit facilities contain contingent requirements regarding the maintenance of financial conditions and impose certain restrictions related to new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2005, CNH was in compliance with all debt covenants. The non-affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused, and provide for annual agency fees to the administrative agents for the facilities.
      A summary of long-term debt as of December 31, 2005 and 2004, including long-term drawings under credit lines, is as follows:

	2005			2004

	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated

	(in millions)
Public Notes:
Payable in 2005, interest rate of 7.25%	$—	$—	$—	$218	$—	$218
Payable in 2007, interest rate of 6.75%	—	125	125	—	127	127
Payable in 2009, interest rate of 6.00%	482	—	482	474	—	474
Payable in 2011, average interest rate of 9.25%	1,051	—	1,051	1,052	—	1,052
Payable in 2016, interest rate of 7.25%	247	—	247	254	—	254
Third Party Loans:
Payable in 2006-2007, interest rate of 4.60% (floating rate)	153	—	153	169	—	169
Notes with Fiat affiliates:
Payable in 2006, interest rate of 6.60% (floating rate)	150	—	150	700	—	700
Payable in 2006, interest rate of 3.36% (floating rate)	94	—	94	109	—	109
Other affiliated notes, weighted average interest rate of 5.75%	—	—	—	21	—	21
Other affiliate notes, weighted-average interest rate of 4.80% and 4.86% respectively	—	173	173	—	219	219
Long-term drawings under credit lines	189	1,805	1,994	62	1,098	1,160
Other debt	30	266	296	25	378	403
Intersegment debt with Equipment Operations	—	—	—	—	700	—

Total long-term debt	2,396	2,369	4,765	3,084	2,522	4,906
Less-current maturities	(385)	(674)	(1,059)	(257)	(629)	(886)

Total long-term debt excluding current maturities	$2,011	$1,695	$3,706	$2,827	$1,893	$4,020

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2005, is as follows:

	Equipment	Financial
	Operations	Services	Consolidated

	(in millions)
2007	$145	$872	$1,017
2008	28	584	612
2009	522	168	690
20010	12	59	71
2011 and thereafter	1,304	12	1,316

Total	$2,011	$1,695	$3,706

      On August 1, 2003 and September 16, 2003, a total of $1.05 billion of Case New Holland, Inc. (“Case New Holland”) 9 1/4% Senior Notes due 2011 (the “9 1/4% Senior Notes”) were issued at a nominal net premium. On May 18, 2004, $500 million of Case New Holland 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. The 6% Senior Notes, issued at a discount, resulted in net proceeds of approximately $474 million. Both the 9 1/4 % Senior Notes and the 6% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that limit CNH’s ability to, among other things, incur additional debt; pay dividends on CNH’s capital stock or repurchase CNH’s capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividend or other payments by CNH’s restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell assets or merge with, or into, other companies. In addition, certain of the related agreements governing CNH subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.
      During the second quarter of 2005, Case New Holland completed an exchange of its registered 9 1/4% Senior Notes and its registered 6% Senior Notes for its outstanding unregistered 9 1/4 % Senior Notes and its unregistered 6% Senior Notes.
      Other long-term debt in 2005 and 2004 for Financial Services includes amounts funded under a retail ABS term transaction for which assets have been retained on-book. See “Note 4: Accounts and Notes Receivable” for further details.
      Interest expense approximates interest paid for all periods presented.

Non-Cash Financing Activity
      During 2003, approximately $95 million of Equipment Operation’s short-term debt with Fiat was refinanced with long-term debt with Fiat in a non-cash transaction.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11:	Income Taxes
      The sources of income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

	(in millions)
The Netherlands source	$4	$(25)	$(80)
Foreign sources	253	184	(138)

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	$257	$159	$(218)

      The provision (benefit) for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003

	(in millions)
Current income taxes	$(16)	$35	$23
Deferred income taxes	132	4	(72)

Total tax provision (benefit)	$116	$39	$(49)

      A reconciliation of CNH’s statutory and effective income tax provision (benefit) for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003

Tax provision (benefit) at the Netherlands statutory	32%	35%	(35)%
Foreign income taxed at different rates	13	13	2
Change in tax status of certain entities	—	6	—
Current year losses not benefitted	41	47	18
Change in valuation allowance	(9)	(18)	(17)
Dividend withholding taxes and credits	1	1	1
Reversal of tax contingency reserves	(21)	(11)	—
Stock deduction from legal entity rationalization	—	(41)	—
Other	(12)	(7)	9

Total tax provision (benefit)	45%	25%	(22)%

      In 2005, CNH reached an agreement with a government agency regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during 2005, additional tax expense was recognized in certain entities as valuation allowances were established against previously recognized tax assets based on an evaluation of recent results of operations and anticipated future operations at these entities. In 2004 the impact of tax losses in certain jurisdictions where no immediate tax benefit was recognized was offset by the positive impact of a stock deduction resulting from a legal entity rationalization transaction.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net deferred tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004

	(in millions)
Deferred tax assets:
Marketing and sales incentive programs	$173	$136
Allowance for credit losses	80	41
Pension, postretirement and postemployment benefits	575	670
Inventories	56	32
Warranty and modification programs	75	94
Restructuring	29	10
Other reserves	319	458
Tax loss carryforwards	1,143	1,496
Less: Valuation allowance	(929)	(1,025)

Total deferred tax assets	1,521	1,912

Deferred tax liabilities:
Property, plant and equipment, net	118	67
Intangibles assets	266	261
Inventories	75	75
Other	125	349

Total deferred tax liabilities	584	752

Net deferred tax assets	$937	$1,160

      The net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2005 and 2004 as follows:

	2005	2004

	(in millions)
Current deferred tax asset	$534	$374
Long-term deferred tax asset (included in “Other assets”)	518	858
Current deferred tax liability (included in “Other accrued liabilities”)	(61)	(5)
Long-term deferred tax liability (included in “Other liabilities”)	(54)	(67)

Net deferred tax asset	$937	$1,160

      CNH has operating tax loss carryforwards in a number of foreign tax jurisdictions. The years in which they expire are as follows: $7 million in 2006; $19 million in 2007; $13 million in 2008; $70 million in 2009; $10 million in 2010; and $647 million with expiration dates from 2014 through 2024. CNH also has operating tax loss carryforwards of $2.9 billion with indefinite lives.
      A determination that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized will adversely impact CNH’s results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made.
      Any reduction in valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries as of the acquisition date, have in the past (see “Note 9: Goodwill and Intangibles”) and will, in the future, be treated as a reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods’ tax expense. As of December 31, 2005, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case Corporation acquisition totaled $379 million.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2005, the undistributed earnings of foreign subsidiaries totaled approximately $1.6 billion. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.
      CNH paid cash taxes of $45 million and $59 million in 2005 and 2004 and received cash tax refunds of $83 million in 2003.

Note 12:	Restructuring
      During 2005, 2004 and 2003, $73 million, $104 million and $274 million, respectively, was recorded in restructuring. These costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and our recently announced brand initiatives. During 2003, CNH reversed $3 million of the restructuring accrual principally as a result of determining that costs to exit certain facilities were lower than anticipated.
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
      Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany

•	rationalization of the combine manufacturing plant in East Moline, United States

•	rationalization of the crawler excavator product line and transfer of production of the loader/backhoe product line produced at the Crepy, France facility;

•	rationalization of the manufacturing facility in Neustadt, Germany, and

•	other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.
      As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of in the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. Impairment charges of $1 million, $12 million and $38 million were included in 2005, 2004 and 2003, respectively.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth restructuring activity for the years ended December 31, 2005, 2004 and 2003:

	Severance and
	Other
	Employee	Facility Related	Asset	Other
	Costs	Costs	Impairments	Restructuring	Total

	(in millions)
Balance at January 1, 2003	$30	$6	$3	$11	$50
Additions	220	6	38	10	274
Reserves utilized: cash	(57)	(10)	—	(10)	(77)
Reserves utilized: non-cash	(148)	—	(24)	—	(172)
Changes in estimates	(3)	—	—	—	(3)

Balance at December 31, 2003	42	2	17	11	72
Additions	55	30	12	7	104
Reserves utilized: cash	(60)	(31)	—	(9)	(100)
Reserves utilized: non-cash	—	—	(29)	—	(29)

Balance at December 31, 2004	37	1	—	9	47
Additions	61	5	1	6	73
Reserves utilized: cash	(51)	(6)	—	(15)	(72)
Reserves utilized: non-cash	—	—	(1)	—	(1)

Balance at December 31, 2005	$47	$—	$—	$—	$47

      In 2005, CNH recorded $30 million of restructuring expense relating to the closure of the Berlin, Germany construction equipment manufacturing facility. This charge primarily relates to costs to be incurred for severance under on-going benefit arrangements. Subsequent to December 31, 2005, CNH will incur additional charges for the closure of the facility in Berlin related to lease termination, additional severance and other closure costs. These actions are currently expected to be completed prior to December 31, 2006.
      The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. Management believes that the restructuring reserve balance at December 31, 2005, is adequate to carry out the restructuring activities already charged to expense, primarily the severance of employees at the Berlin, Germany facility to be closed and payments to already severed employees. CNH anticipates that the majority of all actions currently accrued for will be completed by December 31, 2006. With the exception of the Berlin, Germany facility closure, costs relating to the majority of restructuring activities have already been expensed. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of operations as “Restructuring.”

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
      CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, copayment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, a defined dollar benefit was applied to salaried retiree medical coverage. Once the defined dollar benefit is reached, contributions paid by the retirees will increase by an amount equal to any premium cost increases above that amount.
      In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”). In accordance with the provisions of FSP No. 106-2 and the Medicare Act, the Company re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service of approximately $70 million. The Company has elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2005 and 2004 net periodic postretirement benefit costs of approximately $10 million. The Company has not incurred a reduction in current gross benefit payments and expects to receive subsidy payments beginning in 2006.
      In connection with CNH’s acquisition of Orenstein & Koppel Aktiengesellschaft (“O&K”) in December 1998, CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller’s guarantee of the future pension payment reimbursement. In December 2004, CNH received cash from the seller that approximated the benefit obligation. CNH assumed responsibilities for the benefit obligation subsequent to December 2004.
      Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any related assets or liabilities. See “Note 15: Commitments and Contingencies, Other Litigation” for a discussion of litigation related to these obligations retained by former parent companies.
      The following assumptions were utilized in determining the funded status of CNH’s defined benefit pension plans for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	Plans	Plans	Plans	Plans	Plans	Plans

Weighted-average discount rates for obligations	5.50%	4.57%	5.75%	5.07%	6.25%	5.31%
Weighted-average discount rates for expense	5.75%	5.07%	6.25%	5.31%	6.75%	5.58%
Rate of increase in future compensation	N/A	2.73%	N/A	3.45%	N/A	3.43%
Weighted-average, long-term rates of return on plan assets	8.25%	7.16%	8.75%	7.16%	8.75%	7.33%

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH’s postretirement health and life insurance plans for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	Plans	Plan	Plans	Plan	Plans	Plan

Weighted-average discount rates for obligations	5.50%	5.00%	5.75%	5.75%	6.25%	6.00%
Weighted-average discount rates for expense (A)	5.75%	5.75%	6.25%	6.00%	6.75%	6.75%
Rate of increase in future compensation	4.00%	3.50%	4.00%	3.50%	4.00%	3.50%
Weighted-average, assumed initial healthcare cost trend rate	10.00%	9.00%	10.00%	9.00%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2011	2014	2010	2013	2009	2012

(A) - For postretirement benefit plans impacted by amendments during the first half of 2005, a 5% discount rate was utilized for the plan re-measurement.
      The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2005 were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005, 2004 and 2003 and the obligations at December 31, 2004 were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.
      The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. Beginning with the year end December 31, 2005 valuations, the expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness. Prior to this time, assumptions were based on surveys of large asset portfolio managers and peer group companies based on a combination of past experience in the markets as well as future return expectations over the next ten years.
      The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
medial inflation, technology, new medicine, government cost shifting, utilization changes, aging population and a changing mix of medical services.
      The asset allocation for the U.S. and the U.K. and the weighted average asset allocation for other qualified pension plans and the related target allocations for 2006 are as follows:

	U.S. Plans			U.K. Plans			Other Plans

		Percentage of			Percentage of			Percentage of
		Plan Assets			Plan Assets			Plan Assets
	Target	as of		Target	as of		Target	as of
	Allocation	December 31,		Allocation	December 31,		Allocation	December 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Asset category:
Equity securities	53%	53%	54%	60%	61%	59%	54%	56%	65%
Debt securities	47%	47%	46%	40%	39%	41%	35%	18%	12%
Cash/ Other	—%	—%	—%	—%	—%	—%	11%	26%	23%
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
      CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plan trust will be approximately $120 in 2006. Estimated contributions to the U.S. postretirement benefit plans will be approximately $70 million in 2006.
      The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

			Other		Medicare
			Postretirement		Part D
	Pension Benefits		Benefits		Reimbursement

	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.
	Plans	Plans	Plans	Plans	Plans

	(in millions)
Employer Contributions:
2006 (expected)	$120	$68	$70	$4	$ N/A

Expected benefit payments and reimbursements:
2006	$72	$85	$88	$2	$1
2007	73	91	84	3	2
2008	73	96	84	3	1
2009	74	99	89	3	2
2010	74	101	89	3	2
2011 – 2015	380	505	481	14	14

Total	$746	$977	$915	$28	$22

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2005 and 2004:

			Other Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$2,816	$2,426	$1,616	$1,494
Service cost	37	26	15	15
Interest cost	146	142	75	83
Plan participants’ contributions	1	5	8	7
Actuarial loss	233	276	220	197
Currency translation adjustments	(209)	127	2	3
Gross benefits paid	(175)	(156)	(80)	(75)
Plan amendments	17	(30)	(186)	(34)
Medicare Part D	—	—	—	(74)

Actuarial present value of benefit obligation at end of measurement period	2,866	2,816	1,670	1,616

Change in plan assets:
Plan assets at fair value at beginning of measurement period	1,685	1,393	—	—
Actual return on plan assets	230	164	—	—
Currency translation adjustments	(51)	71	—	—
Employer contributions	182	208	72	68
Plan participants’ contributions	1	5	8	7
Gross benefits paid	(175)	(156)	(80)	(75)

Plan assets at fair value at end of measurement period	1,872	1,685	—	—

Funded status:	(994)	(1,131)	(1,670)	(1,616)
Unrecognized prior service cost	3	15	(198)	(55)
Unrecognized net loss resulting from plan experience and changes in actuarial assumptions	849	892	925	783
Remaining unrecognized net asset at initial application	—	—	14	26

Net amount recognized at end of year	$(142)	$(224)	$(929)	$(862)

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

	(in millions)
Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$380	$218	$—	$—
Investments in unconsolidated subsidiaries and affiliates	(8)	(8)	—	—
Accrued benefit liability	(1,239)	(1,213)	(929)	(862)
Intangible asset	26	37	—	—
Deferred tax assets	253	280	—	—
Accumulated other comprehensive loss	446	462	—	—

Net amount recognized at end of year	$(142)	$(224)	$(929)	$(862)

      The following summarizes the consolidated statements of operations impact of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2005, 2004 and 2003:

				Other Postretirement
	Pension Benefits			Benefits

	2005	2004	2003	2005	2004	2003

	(in millions)
Components of net periodic benefit cost:
Service cost	$37	$26	$27	$15	$15	$17
Interest cost	146	142	123	75	83	71
Expected return on assets	(128)	(121)	(95)	—	—	—
Amortization of:
Transition asset	—	—	—	7	9	9
Prior service cost	2	3	3	(36)	(23)	(17)
Actuarial loss	78	47	49	77	50	35

Net periodic benefit cost	135	97	107	138	134	115
Curtailment loss	—	—	58	—	—	93

Total expense	$135	$97	$165	$138	$134	$208

      The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $2.9 billion, $2.7 billion and $1.9 billion, respectively, as of December 31, 2005 and $2.8 billion, $2.7 billion and $1.8 billion, respectively, as of December 31, 2004.
      CNH has experienced a continuing high level of other postretirement employee benefit costs, principally related to health care, during 2005. Consequently, CNH will maintain the 2005 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2006 despite earlier expectations that this rate would decrease. The initial annual estimated rate of increase in per capita cost of healthcare will decrease by 1% in each subsequent year until reaching 5% in 2011. Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2005, by approximately $196 million, and would increase the aggregate of the service cost and interest cost components of the net 2005 postretirement benefit cost by approximately $32 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2005, by approximately $153 million, and would decrease the aggregate of

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the service cost and interest cost components of the net 2005 postretirement benefit cost by approximately $26 million.

Other Programs
      As required by Italian labor legislation, an accrual for an employee severance indemnity has been provided for a portion of CNH’s Italian employees’ annual salaries, indexed for inflation. The obligation for this liability is computed based on the actuarial present value of the benefits to which the employee is entitled after considering the expected date of separation or retirement. During 2005, CNH began reflecting this liability, along with its other defined benefit plans in the tables above.

Defined Contribution Plans
      CNH provides defined contribution plans for their U.S. salaried employees, their U.S. non-represented hourly employees and for their represented hourly employees covered by collective bargaining agreements. During each of the years ended December 31, 2005, 2004 and 2003, CNH recorded expense of approximately $17 million for its defined contribution plans.
Note 14: Other Accrued Liabilities
      A summary of other accrued liabilities as of December 31, 2005 and 2004 is as follows:

	2005	2004

	(in millions)
Marketing and sales incentive programs	$533	$407
Warranty and modification programs	192	198
Accrued payroll and incentives	204	181
Value-added taxes and other taxes payable	107	165
Other accrued expenses	759	767

Total other accrued liabilities	$1,795	$1,718

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

Environmental
      The companies operations and products are subject to extensive environmental laws and regulations in the countries in which they operate. CNH has an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage. In addition regional programs are designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.
      Engines and equipment are subject to extensive statutory and regulatory requirements that impose standards with respect to air emissions. Further emissions reductions in the future from non-road engines and

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. The company expects that it may make significant capital and research expenditures to comply with these standards now and in the future. These costs are likely to increase as emissions limits become more stringent. At this time, the company is not able to quantify the dollar amount of such expenditures as the levels and timing are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission limits could result in adverse effects on future financial results.
      Capital expenditures for environmental control and compliance in 2005 were approximately $3.0 million. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, it is anticipated that these costs are likely to increase as environmental requirements become more stringent. The Company believes that these capital costs, exclusive of product- related costs, will not have a material adverse effect on its business, financial position or results of operations.
      Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, the Company has received inquiries for information or notices of its potential liability regarding 47 non-owned sites at which hazardous substances allegedly generated by the Company were released or disposed (“Waste Sites”). Of the Waste Sites, 20 are on the National Priority List promulgated pursuant to CERCLA. For 40 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; the company has not been named as a potentially responsible party (“PRP”); or a liability is likely de minimis. In September 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America LLC’s (“CNH America”) Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support U.S. EPA’s alleged scenario. In December 2004, a toxic tort suit was filed by area residents against CNH, certain of CNH’s subsidiaries including CNH America, and prior owners of the property. While the Company is unable to predict the outcome of this proceeding, it believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, potential liability for remediation costs associated with the 47 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, the Company could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the Company’s understanding of the financial strength of other PRPs has been considered in the determination of its potential liability. The Company believes that the costs associated with the Waste Sites will not have a material adverse effect on its business, financial position or results of operations.
      Environmental investigatory or remedial activities are being conducted at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. The Company plans to continue funding these costs of environmental compliance from operating cash flows.
      Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $77 million. As of December 31, 2005, environmental reserves of approximately $49 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH’s financial position or results of operations.

Product Liability
      Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations.

Other Litigation
      In December 2002, a class action lawsuit was filed in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and CNH America, (Yolton, et. Al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to Case in July 1994. The changes resulted from an agreement between an El Paso subsidiary and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) in 1993 to cap the amount of retiree health costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. CNH America and El Paso are parties to a 1994 agreement under which El Paso agreed to be responsible for the health costs of pre-July 1994 retirees. El Paso also agreed to indemnify CNH America against claims related to this responsibility. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay the portion of the cost of those benefits above the Cap. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or CNH America from requesting the retirees to pay the health costs over the Cap. On March 9, 2004, the court granted plaintiffs’ motion for preliminary injunction and ordered CNH America to pay the costs of health benefits above the Cap for the plaintiff class from March 2004. In September 2004, the district court certified the class, but limited the class to retirees that had retired before the 1993 Cap Letter. With El Paso, CNH America appealed the district court’s orders to the Sixth Circuit Court of Appeals. The district court had also ruled in CNH America’s favor on its summary judgment motion and ordered that El Paso indemnify CNH by making the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso filed its appeal of the summary judgment award with the Sixth Circuit which appeal was consolidated with the appeal of the preliminary injunction. On January 17, 2006, the Sixth Circuit Court of Appeals affirmed all the decisions of the district court including the order requiring El Paso to indemnify CNH America. El Paso has requested that the en banc Sixth Circuit Court of Appeals reconsider the panel decision concerning the vesting issue and indemnification issue. (CNH America has requested en banc review of the alter ego issue.) En banc review is discretionary with the court and is generally

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
only granted if it finds the issues extraordinary or if the decision conflicts with prior Sixth Circuit decisions. The court has asked plaintiffs to respond to EL Paso and CNH America’s request for en banc review. The court has not requested that CNH respond to El Paso’s request for en banc review. The court has not requested that CNH respond to El Paso’s request for en banc review of the indemnification ruling. This is consistent with the court’s rules that en banc review should not be given for matters of interpretation of state law. (The indemnification issue is a matter of state law interpretation.) While CNH is unable to predict the outcome, CNH believes the issue of indemnification rights it has against EL Paso should be final and the Sixth Circuit should not grant en banc review if it follows its own rules. CNH will continue to vigorously pursue its claims and defend against this lawsuit.
      On October 21, 2005, CNH America and CNH Capital America LLC (”CNH Capital”), along with another creditor, filed a Chapter 7 bankruptcy petition (In re: Walterman Implement, Inc., Involuntary Chapter 7 Bankruptcy No. 05-07284, in the United States Bankruptcy Court for the Northern District of Iowa) against Walterman Implement, Inc., a former Case IH dealership in Dike, Iowa (“Walterman implement”). The Company took this action after discovering irregularities in the books and records of Walterman Implement and the sale of collateral by Walterman Implement without paying the related borrowings with CNH Capital. Walterman Implement has filed an answer to the bankruptcy petition in opposition to the bankruptcy filing. A hearing date has not been established for the Bankruptcy Court to determine the status of the bankruptcy petition. The Company has also sued Leon Walterman pursuant to his guarantee of Walterman Implement’s obligation to CNH Capital. The outstanding loan amounts with Walterman Implement is approximately $20 million. The Company also owns or services a retail loan portfolio (approximately $45 million as of December 31, 2005) resulting from sales by Walterman Implement. Although much of the retail portfolio is properly collateralized, CNH has discovered that a portion of the collateral has been double financed or was not ultimately delivered to the customers specified in the retail contracts. CNH believes it has established adequate reserves for the Walterman Implement situation although CNH can not predict the outcome of the bankruptcy petition, the litigation pending or necessary to collect loans made by CNH and any possible legal claims that any customers may try to allege against CNH. CNH has entered into an arrangement with the trustee of the Walterman Implement bankruptcy estate to sell in the normal course of business the equipment owned by the estate. CNH has in turn contracted with a Case IH dealer to operate at the Dike, Iowa location.
      Three of the Company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (UK) Limited (together “CNH UK”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. CNH UK’s claim for return of surplus amounts to approximately £10.6 million ($18.2 million). In December 2002 the issues relevant to CNH UK came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli. He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH UK) to pay ACT, but in calculating the compensation payable to the UK claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH UK) on a conditional basis. CNH UK had received approximately £10.2 million ($17.6 million) for compensation for loss of use of money. This was in addition to surplus ACT of approximately £9.1 million ($15.6 million) that had previously been repaid to CNH UK, again on a conditional basis. The condition of receipt by CNH UK was that, if the final liability of the Revenue, if any, is determined by the House of Lords

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to be less than the sums already paid to CNH UK, then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, that must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing was to commence on March 27, 2006, but it has been postponed. The hearing is expected to consider the issue of the correct method to apply in determining how treaty credits are to be taken into account as required by the House of Lords judgment. Depending upon the final resolution of the Pirelli test case, CNH UK may be required to return to Revenue all or some portion of the approximately £10.2 million ($17.6 million) and the £9.1 million ($15.6 million) that had been previously received. Neither repayment would impact the results of operations of CNH; however, the £9.1 million ($15.6 million) of surplus ACT would be re-established as a tax asset on the balance sheet. This asset would be available to use against taxation liability on future profits of the UK companies. In the event that the Company determined that future UK profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact results of operations of the Company accordingly. CNH UK intends to continue to vigorously pursue its remedies with regard to this litigation.
      In February 2006, Fiat received a subpoena from the Securities and Exchange Commission (“SEC”) Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requests documents relating to certain Fiat-related entities, including certain CNH subsidiaries with respect to matters relating to the United Nations Oil-for-Food Program with Iraq. A substantial number of companies, including certain CNH entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005. This report alleged that these companies engaged in transactions under this program that involved inappropriate payments. CNH cannot predict what actions, if any, will result from the SEC investigation or the impact thereof, if any, on the Company.

Commitments
      Minimum rental commitments at December 31, 2005, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount

(in millions)
2006	$35
2007	25
2008	25
2009	16
2010	13
2011 and beyond	48

Total minimum rental commitments	$162

      Total rental expense for all operating leases was $40 million, $49 million and $33 million as of ended December 31, 2005, 2004 and 2003, respectively.
      Financial Services’ private label credit cards had various commitments to extend credit, net of balances outstanding of approximately $3.2 billion as of December 31, 2005.

Guarantees
      In the normal course of business, CNH and its subsidiaries issue guarantees in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related to litigation. As of December 31, 2005, total commitments of this type total approximately $164 million.
      CNH is a member of a joint venture which has a note agreement with an outstanding balance of $65 million at December 31, 2005. CNH is required to fund $33 million of the principal as follows: $10 million, $10 million, and $13 million in 2006, 2007, and 2008 respectively.

Warranty and Modification Programs
      As described in “Note 2: Summary of Significant Accounting Policies”, CNH pays for normal warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2005 and 2004 for this commitment is as follows:

	2005	2004

	(in millions)
Balance, beginning of year	$198	$183
Current year provision	300	287
Claims paid and other adjustments	(306)	(272)

Balance, end of year	$192	$198

Note 16: Financial Instruments
A. Fair Market Value of Financial Instruments
      The fair market value of a financial instrument is the price at which one party would assume the rights and/ or duties of another party. The estimated fair market values of financial instruments in the financial statements as of December 31, 2005 and 2004 are as follows:

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(in millions)
Accounts and notes receivable, net and long term receivables	$5,841	$5,858	$5,895	$5,906
Long-term debt	$4,765	$4,883	$4,906	$5,047
Derivative contracts, net asset (liability)	$(70)	$(70)	$8	$8

Accounts and notes receivable, net and long term receivables
      The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value, which approximates carrying value, of the retained interests included in accounts and notes receivables was based on the present value of future expected cash flows using assumptions for credit losses, prepayment spreads and discount rates commensurate with the risk involved. The carrying amount of floating-rate accounts and notes receivable was assumed to approximate their fair value.

Long-term debt
      The fair value of fixed-rate, public long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the fair value of other fixed-rate borrowings was based on

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
B. Derivatives
      CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $2 billion as of December 31, 2005.

Foreign Exchange Contracts
      CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations as “Other, net” and was not significant. The maturity of these instruments does not exceed 17 months and the net of tax losses deferred in other comprehensive income to be recognized in earnings over the next two years beginning January 1, 2006 are $51 million. The effective portion of changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in the consolidated statements of operations when the hedge item affects earnings.
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

Interest Rate Derivatives
      CNH has entered into interest rate swaps agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in “Other, net” in the accompanying consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 56 months, and CNH does not expect other comprehensive income to be recognized in earnings over the 12 months ending December 31, 2005, to be material.
      Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2005 or 2004.
      CNH enters into forward starting interest rate swaps and forward rate agreements as hedges of the proceeds received upon the sale of receivables in ABS transactions as described in “Note 4: Accounts and Notes Receivable.” These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair value of these instruments are highly correlated to changes in the anticipated cash flows from the proceeds to be received. Gains and losses are deferred in other comprehensive income and recognized in “Finance and interest income” in the accompanying consolidated statements of operations at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2005 or 2004.
      CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in earnings. These instruments are used to mitigate interest rate risk related to the Company’s ABCP facilities and various limited purpose business trusts associated with the Company’s retail note asset-backed securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2005 and 2004.
Note 17: Shareholders’ Equity
      The Articles of Association of CNH provide for authorized share capital to €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares with each having a per share par value of € 2.25. The shareholders have authorized the board of directors to resolve on any future issuance of authorized shares for a period ending February 2007.
      On April 7 and 8, 2003, CNH Global issued a total of 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Each outstanding share of Series A Preferred Stock, which was, as of December 31, 2005, held by Fiat Netherlands, was entitled to one vote on all matters submitted to CNH’s shareholders.
      Beginning in 2006, based on 2005 results, outstanding shares of Series A Preferred Stock were eligible for a dividend at the then prevailing common dividend yield. The prevailing common dividend yield was calculated based upon the average dividend yield of the common shares for the 30 trading days ending on the trading day prior to the date the shareholders approve the dividend on the common shares. The average

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
dividend yield of the common shares means the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing price per share of the common shares on the New York Stock Exchange for each trading day during the period of 30 consecutive trading days ending on the trading day prior to the date the shareholders approve the common share dividend. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points (approximately $30 million annually). The defined financial performance measures are (1) Adjusted EBITDA, as defined divided by Net Interest, as defined resulting in an amount that is greater than 4.0 and (2) Total Debt divided by Adjusted EBITDA, as defined resulting in an amount that is less than 2.5. For the year ended December 31, 2005 Adjusted EBITDA, divided by Net Interest, was 2.4 and Total Debt divided by Adjusted EBITDA, was 3.6, thus CNH did not meet the defined financial performance measures and the additional Series A Preferred Stock dividend yield was not due. The dividends on the Series A Preferred Stock were not cumulative. Dividends on the Series A Preferred Stock were expected to be payable annually in arrears; however, the board of directors may have deferred the payment of dividends on the Series A Preferred Stock for a period not to exceed five consecutive years. The Series A Preferred Stock automatically converted into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment.
      The Series A Preferred Stock had a liquidation preference of $250 per share. In the event of dissolution or liquidation, whatever remains of the Company’s equity, after all its debts have been discharged, would have been first applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets would have been distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.
      For the period of 30 consecutive trading days ending on March 22, 2006, such average was $24.01. Accordingly, pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%. Upon issuance, the new 100 million common shares became eligible for the Company’s proposed $0.25 per share dividend, subject to approval at the Annual General Meeting of shareholders, which will be held on April 7, 2006 at the Company’s registered office in Amsterdam, the Netherlands. If approved, the dividend will be payable on May 5, 2006 to all shareholders of record at the close of business on April 28, 2006. There will be no preferred dividend, as none of our preference shares will be outstanding.
      The Company provides matching contributions to the CNH Salaried Plan and the CNH Hourly Plan in the form of CNH common shares rather than cash.
      As of December 31, 2005, CNH has 135,020,437 common shares issued, of which 134,865,624 shares were outstanding while 154,813 shares were held by CNH as treasury shares. As of this same date, CNH has 8 million shares of Series A Preferred Stock issued and outstanding.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the years ended December 31, 2005, 2004 and 2003, changes in CNH common shares, and CNH Series A Preference Shares issued were as follows:

				Series A
	Common Shares			Preference Shares

	2005	2004	2003	2005	2004	2003

	(in thousands)
Issued as of beginning of year	133,937	132,914	131,238	8,000	8,000	—
Issuances of CNH Common Shares:
Contributions to CNH benefit plans	904	918	1,463	—	—	—
Restricted shares issued under the equity incentive plan	—	—	207	—	—	—
Stock option exercises	179	105	6	—	—	—
Issuance of CNH Series A Preferred Stock	—	—	—	—	—	8,000

Issued as of end of year	135,020	133,937	132,914	8,000	8,000	8,000

      Dividends of $0.25 per common share, totaling $34 million, were declared and paid during 2005. Dividends of $0.25 per common share, totaling $33 million, were declared and paid during 2004 and 2003, respectively.
Note 18: Option and Incentive Plans

CNH Directors’ Plan
      The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended in 2003, provides for (1) the payment of an annual retainer fee of $40,000 and committee chair fee of $5,000 (collectively, the “Annual Fees”) to independent outside members of the Board in the form of common shares of CNH; (2) an annual grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”); (3) an opportunity to receive all or a portion of their Annual Fees in cash; (4) an opportunity to convert all or a portion of their Annual Fees into stock options; and (5) on May 8, 2003, each outside director received a one time grant of an amount of options equal to 20% of the Annual Automatic Stock Options and 15% of the elective stock options each outside director was granted prior to May 6, 2002. The Stock Option Election gives the outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. The exercise price of all options granted under the CNH Directors’ Plan are equal to or greater than the fair market value of CNH common shares on the respective grant dates. On April 26, 2004, the CNH shareholders resolved to amend the annual compensation of the outside director serving as the Chairman of the Board to $150,000. On May 3, 2005, the CNH shareholders resolved to amend the CNH Directors’ Plan to provide for an annual retainer of $65,000. Each of CNH’s outside directors is paid a fee of $1,250 plus expenses for each Board of Director and committee meeting attended. At December 31, 2005, there were one million common shares reserved for issuance under this plan, and, as of December 31, 2005, there are 786,945 common shares remaining available for issuance. Outside directors do not receive benefits upon termination of their services as directors.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	142,005	$22.41	142,500	$22.76	82,464	$33.10
Granted	31,037	17.90	39,065	19.12	60,036	10.28
Forfeited	(4,000)	17.28	(18,877)	35.18	—	—
Exercised	—	—	(20,683)	11.23	—	—

Outstanding at end of year	169,042	21.71	142,005	22.41	142,500	22.76

Exercisable at end of year	141,872	$22.50	112,714	23.45	95,009	25.68

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2005:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$ 9.15 - $15.70	64,348	7.3	$11.54	60,628	$11.68
$15.71 - $26.20	71,055	8.4	$20.80	47,605	$21.76
$26.21 - $40.00	18,654	5.5	$30.31	18,654	$30.31
$40.01 - $56.00	4,460	4.9	$49.31	4,460	$49.31
$56.01 - $77.05	10,525	4.3	$53.03	10,525	$63.03

*	Weighted-average

CNH Equity Incentive Plan
      As amended, the CNH Equity Incentive Plan (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 5,600,000 common shares reserved for issuance under the CNH EIP plan. Certain options vest ratably over four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the award date. All options expire after ten years. Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH’s common shares at the date of grant. The 2001 exercise price was based upon the average official price of CNH’s common shares on the New York Stock Exchange during the thirty-day period preceding the date of grant. As of December 31, 2005, there were 3,042,012 common shares available for issuance under the CNH EIP.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reflects option activity under the CNH EIP for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003

		Exercise		Exercise		Exercise
	Shares	Price*	Shares	Price*	Shares	Price*

Outstanding at beginning of year	2,464,575	$33.68	2,719,842	$32.92	3,219,995	$34.35
Granted	10,000	18.06	20,000	18.21	3,000	19.25
Exercised	(178,700)	16.18	(62,690)	16.18	—	—
Forfeited	(254,805)	49.83	(212,577)	51.80	(503,153)	41.97

Outstanding at end of year	2,041,070	34.62	2,464,575	33.68	2,719,842	32.94

Exercisable at end of year	1,747,634	36.76	1,655,585	39.38	1,216,093	42.43

*	Weighted-average
      The following table summarizes outstanding stock options under the CNH EIP at December 31, 2005:

	Options Outstanding			Options Exercisable

	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$15.20 - $26.20	886,260	6.6	$16.21	623,969	$16.19
$26.21 - $40.00	625,000	5.6	31.70	625,000	31.70
$40.01 - $77.05	529,810	4.1	68.85	498,665	68.85

*	Weighted-average
      Under the CNH EIP, shares may also be granted as restricted shares. CNH establishes the period of restriction for each award and holds the shares during the restriction period. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. Effective for the 2002 plan year only, a special incentive plan (the “2002 Special Incentive Program”) was approved which provided a grant of restricted stock to certain senior executives upon meeting a specified financial position target. The 2002 Special Incentive Program was administered under the CNH EIP. In 2004, for individuals electing to not take the restricted stock earned under the 2002 Special Incentive Program, CNH issued an equivalent number of common shares to individuals who remained employed by CNH as of the vesting date for the restricted shares. For this group, in March 2004, we issued 33,019 unrestricted shares under the CNH EIP. In 2003, CNH issued 207,215 restricted shares under the program, which vested in 2004. No restricted shares were awarded during 2005. At December 31, 2005, restricted common shares outstanding under the CNH EIP totaled 2,568 shares.
      In 2004, a new performance vesting long-term incentive (“LTI”) award was granted under the CNH EIP for selected key employees and executive officers. The LTI awards are subject to the achievement of certain performance criteria over a 3-year period. At the end of the three-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target and maximum award levels.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2005, outstanding amounts under the 2005 and 2004 LTI awards were as follows:

	2005 Award	2004 Award

Total potential shares subject to award	206,118	171,966

Total potential cash portion of award	$3,836,479	$3,164,306

Of which, amounts relate to executive officers of CNH:
Shares	31,119	24,634

Cash	$563,137	$458,000

      As a transition to the LTI, for the first award under the performance cycle of 2004-2006, participants were granted an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. The criteria has been met for the accelerated payment. On March 16, 2006, CNH issued 64,938 shares as part of the accelerated payment. CNH may make additional LTI awards for three-year performance cycles, beginning with a 2006-2008 performance cycle.
      CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to achievement of financial performance criteria specified by the Corporate Governance and Compensation Committee of the CNH Board of Directors.

Fiat Stock Option Program
      Certain employees of CNH are eligible to participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2005 follows:

		Exercise Price		Options
	Date of Grant
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	2,200	(24,900)	—	30,600	30,600
2/18/2000	33.00	30.63	28.12	102,500	(3,000)	(24,500)	—	75,000	75,000
2/27/2001	26.77	27.07	24.85	50,000	(50,000)	—	—		—
10/31/2001	18.06	18.00	16.52	249,000	10,000	(95,000)	—	164,000	164,000
9/12/2002	11.88	11.16	10.39	513,000	(43,000)	(150,000)	—	320,000	240,000
      The original exercise prices were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant. Following Fiat capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by the Italian Stock Exchange, in the amount of 0.98543607 and 0.93167321, respectively. The Fiat capital increase of September 2005 did not give rise to exercise price adjustments. The options vest ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH subsequent to 2002. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 123 Disclosure
      The Black-Scholes pricing model was used to calculate the “fair value” of stock options. Based on this model, the weighted-average fair values of stock options awarded for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

CNH Directors’ Plan	$10.13	$9.94	$5.87
CNH EIP	$10.18	$10.61	$11.04
      The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2005		2004		2003

	Directors’		Directors’		Directors’
	Plan	EIP	Plan	EIP	Plan	EIP

Risk-free interest rate	3.9%	3.7%	3.4%	3.5%	2.7%	3.0%
Dividend yield	1.3%	1.3%	1.3%	1.3%	2.1%	2.1%
Stock price volatility	72.0%	71.5%	75.0%	75.3%	79.8%	79.8%
Option life (years)	5.0	5.0	5.0	5.0	5.0	5.0
      Pro Forma net income (loss) and earnings (loss) per share assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123 is provided in “Note 2: Summary of Significant Accounting Policies.”
Note 19: Earnings (Loss) per Share
      Beginning in 2005, CNH calculates basic earnings per share based on the requirements of EITF No. 03-06 which requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods. The application of EITF No. 03-06 has had an impact on the calculation of basic earnings per share in 2005.
      Undistributed earnings, which represents net income, less dividends paid to common shareholders, are allocated to the Series A Preferred Shares based on the dividend yield of the common shares, which is impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2005, 2004 and 2003:

	2005	2004(A)	2003(A)

	(In millions, except per share
	data)
Basic:
Net income (loss)	$163	$125	$(157)
Dividend to common shares ($0.25 per share)	(34)	—	—

Undistributed earnings	129	125	(157)
Earnings allocated to Series A Preferred Stock	(59)	—	—

Earnings available to common shareholders	70	125	(157)
Dividend to common shares	34	—	—

Net income (loss) available to common shareholders	$104	$125	$(157)

Weighted average common shares outstanding — basic	134	133	132

Basic earnings (loss) per share	$0.77	$0.94	$(1.19)

Diluted:
Net income (loss)	$163	$125	$(157)

Weighted average common shares outstanding — basic	134	133	132
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100	100	—
Stock Compensation Plans(B)	—	—	—

Weighted average common shares outstanding — diluted	234	233	132

Diluted earnings (loss) per share	$0.70	$0.54	$(1.19)

(A)	-EITF 03-6 did not impact basic earnings per share in 2004 or 2003 as the Series A Preferred Stock was not considered participating during 2004 or 2003.

(B)	Stock options to purchase approximately 1.2 million, 1.2 million and 2.9 million shares during 2005, 2004 and 2003, respectively, were outstanding but not included in the calculation of diluted earnings (loss) per share as the impact of these options would have been anti-dilutive.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 20: Accumulated Other Comprehensive Income (Loss)
      The components of accumulated other comprehensive income (loss) as of December 31, 2005 and 2004 are as follows:

	2005	2004

	(in millions)
Cumulative translation adjustment	$(138)	$(70)
Minimum pension liability adjustment, net of taxes ($253 and $280, respectively)	(446)	(462)
Deferred gains (losses) on derivative financial instruments, net of taxes ($16 and $(9), respectively)	(51)	18
Unrealized gain on available for sale securities, net of taxes ($3 and $11, respectively)	9	18

Total	$(626)	$(496)

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
      During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. CNH has reviewed the impact of these changes on its reportable segments and concluded that, although certain structural changes were made to reflect this reorganization during the

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fourth quarter of 2005, CNH did not meet the criteria in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” to change its reportable segments for 2005 as operating results under the new structure were not available for review by CNH’s CODM. Once the global brand structures are implemented and information is available to our CODMs, our Agricultural Equipment brands as well as our Construction Equipment brands will individually continue to have similar operating characteristics such as the nature of the products and production processes, type of customer and methods of distribution. As such, we will continue to aggregate our Agricultural Equipment and Construction Equipment brands for segment reporting purposes.
      As of December 31, 2005, Fiat owned approximately 83% of CNH’s outstanding common shares and all of our Series A Preferred Stock. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.
      In accordance with European regulation 1606/2002 dated July 19, 2002, Fiat was required to begin preparing its financial statements in accordance with International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”).
      During 2005, to effect this change, CNH changed its method of accounting for reporting to Fiat to comply with IFRS and concurrently adjusted their internal management financial statements to comply with IFRS as of January 1, 2004, the effective date for the adoption of IFRS by Fiat.
      Following this change, CNH evaluates segment performance and reports to Fiat based on trading profit in accordance with IFRS. Fiat defines trading profit as income before restructuring, net financial expenses, income taxes, minority interests and equity in income (loss) of unconsolidated subsidiaries and affiliates. Transactions between segments are accounted for at market value.
      A reconciliation from consolidated trading profit reported to Fiat under IFRS to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2005 and 2004 is provided below. As the effective date for Fiat adopting IFRS is January 1, 2004, no information under IFRS is available for 2003.

	Years Ended
	December 31,
	2005	2004

	(in millions)
Trading profit reported to Fiat under IFRS	$869	$581
Adjustments to convert from trading profit to U.S. GAAP income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(258)	(128)
Accounting for intangible assets, primarily development costs	11	20
Restructuring	(73)	(104)
Net financial expense	(283)	(360)
Purchase accounting adjustment (see “Note 9: Goodwill and Intangibles”)	—	165
Accounting for receivable securitizations and other	(9)	(15)

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries under U.S. GAAP	$257	$159

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes trading profit by segment under IFRS:

	Years Ended
	December 31,
	2005	2004

	(in millions)
Agricultural equipment	$352	$352
Construction equipment	224	164
Financial services	293	235
Eliminations and other	—	(170	)(A)

Trading profit under IFRS	$869	$581

(A)	Principally a purchase accounting adjustment (see “Note 9: Goodwill and Intangibles”)
      A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004

	(in millions)
Revenues:
Agricultural equipment	$7,843	$8,000
Construction equipment	3,963	3,545
Financial services	1,094	905
Eliminations	(194)	(31)

Net revenues under IFRS	12,706	12,419
Difference, principally finance and interest income on receivables held by QSPEs (on-book under IFRS)	(131)	(240)

Revenues under U.S. GAAP	$12,575	$12,179

Depreciation and amortization:
Agricultural equipment	$234	$233
Construction equipment	82	78
Financial services	46	64

Depreciation and amortization under IFRS	362	375
Difference, principally amortization of development costs capitalized under IFRS	(53)	(50)

Depreciation and amortization under U.S. GAAP	$309	$325

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004

	(in millions)
Segment assets:
Agricultural equipment*	$6,041	$6,112
Construction equipment*	2,553	2,561
Financial services	13,522	12,246
Assets not allocated to segments, principally goodwill, intangibles and taxes	7,986	8,185
Eliminations	(6,190)	(5,396)

Segment assets under IFRS	23,912	23,708
Difference, principally receivables held by QSPEs (on-book under IFRS)	(6,594)	(5,628)

Total assets under U.S. GAAP	$17,318	$18,080

*	Includes receivables legally transferred to Financial Services

	2005	2004

	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$144	$129
Construction equipment	38	35
Financial services	114	82
Unallocated	21	26

Expenditures for additions to long-lived assets under IFRS	317	272
Difference, principally development costs capitalized under IFRS	(51)	(11)

	$266	$261

*	Includes equipment on operating leases and property, plant and equipment

	2005	2004

	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$175	$187
Construction equipment	181	188
Financial services	96	84

Investments in unconsolidated subsidiaries and affiliates under IFRS	452	459
Difference, principally historical goodwill	(3)	(2)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$449	$457

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Information
      The following highlights the results of CNH’s operations by geographic area, by origin:

	United		United
	States	Canada	Kingdom	Italy	Belgium	Other	Total

	(in millions)
At December 31, 2005, and for the year then ended:
Total revenues	$5,435	$915	$1,292	$2,422	$1,125	$1,386	$12,575

Long-lived assets*	$667	$79	$121	$173	$116	$335	$1,491

At December 31, 2004, and for the year then ended:
Total revenues	$4,921	$776	$1,564	$2,239	$1,035	$1,644	$12,179

Long-lived assets*	$679	$88	$146	$276	$143	$361	$1,693

At December 31, 2003, and for the year then ended:
Total revenues	$4,036	$701	$1,594	$2,116	$942	$1,277	$10,666

Long-lived assets*	$880	$94	$139	$268	$151	$349	$1,881

*	Includes equipment on operating leases and property, plant and equipment.
      CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.
Note 22: Related Party Information
      As of December 31, 2005 CNH had a total of 8 million shares of Series A Preferred Stock issued and outstanding which were held by Fiat Netherlands.
      Beginning in 2006, outstanding shares of Series A Preferred Stock were eligible for a dividend at the then prevailing common dividend yield, based on 2005 results. The prevailing common dividend yield was calculated based upon the average dividend yield of the common shares for the 30 trading days ending on the trading day prior to the date the shareholders approve the dividend on the common shares. The average dividend yield of the common shares means the amount of dividend per share of the common shares declared by the shareholders divided by the average of the closing price per share of the common shares on the New York Stock Exchange for each trading day, during the period of 30 consecutive trading days ending on the trading day prior to the date the shareholders approve the common share dividend. However, should CNH achieve certain defined financial performance measures which were not achieved for 2005, the annual dividend will be fixed at the prevailing common dividend yield plus an additional 150 basis points (or approximately $30 million annually). Dividends on the Series A Preferred Stock were not cumulative. Dividends were expected to be payable annually in arrears; however, the board of directors may defer the payment of dividends on the Series A Preferred Stock for a period not to exceed five consecutive years. The Series A Preferred Stock had a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock automatically converts into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment.

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For the period of 30 consecutive trading days ending on March 22, 2006, such average was $24.01. Accordingly, pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%.
      In July 2005, CNH’s $2 billion syndicated facility with Fiat was terminated when various Fiat affiliates, including CNH, entered into a €1 billion (U.S. $1.18 billion) bank credit facility with a group of banks maturing in July 2008. The borrowers have allocated € 300 million (U.S. $354 million) of this borrowing capacity to CNH with additional amounts potentially available depending on the usage by other borrowers.
      CNH has historically relied on Fiat to provide either guarantees or funding in connection with some of CNH’s external debt financing needs. At December 31, 2005, outstanding debt with Fiat and its affiliates was approximately 18% of CNH total debt, compared with 26% at December 31, 2004. Fiat guarantees $1.3 billion of CNH debt with third parties or approximately 19% of CNH’s outstanding debt. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. For 2005, 2004, and 2003, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum. Fiat agreed to maintain its existing treasury and debt financing arrangements with CNH for as long as it maintains control of CNH and, in any event, at least until December 31, 2004. After that time, Fiat committed that it will not terminate CNH’s access to these financing arrangements without affording CNH an appropriate time period to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat. See “Note 10: Debt and Credit Lines” for further information regarding financing with Fiat.
      Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Deposits with Fiat earn interest at rates that range from LIBOR plus 10 to 30 basis points. Interest earned on CNH deposits with Fiat included in Finance and interest income were approximately $7 million, $11 million and $18 million in the years ended December 31, 2003, 2004 and 2005, respectively. As a result of CNH’s participation in the Fiat affiliates cash management pools, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return our funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.
      For material related party transactions involving the purchase of goods and services, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.
      CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
affiliates include diesel engines from Iveco N.V., robotic equipment and paint systems from Comau Pico Holdings Corporation, dump trucks from Astra V.I. S.p.A., and castings from Teksid. CNH also purchases tractors from its Mexican joint venture for resale in the United States.
      Fiat has executed, on behalf of CNH, certain foreign exchange and interest rate-related contracts. As of December 31, 2005, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2 billion as of December 31, 2005 and 2004, to which affiliates of Fiat were counterparties.
      Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies and third party customers. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2005, routine maintenance of CNH plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. CNH purchases network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. On June 30, 2005, Fiat announced that it had entered into a nine year strategic agreement with IBM under which IBM will assume full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.
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
      Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $659,000, $972,000 and $745,000 in 2005, 2004 and 2003, respectively.
      CNH participates in the stock option program of Fiat as described in “Note 18: Option and Incentive Plans.”

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

	(in millions)
Sales of equipment	$6	$9	$6
Sales to affiliated companies and joint ventures	115	115	179

Total sales to affiliates	121	$124	$185

Purchase of materials, production parts, merchandise and services	$525	$565	$584

Finance and interest income	$41	$28	$25

Note 23: Supplemental Condensed Consolidating Financial Information
      CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the 9 1/4% Senior Notes and the 6% Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the 9 1/4 % Senior Notes and the 6% Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2005 and 2004 and for the three years ended December 31, 2005. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and intangible assets are allocated to reporting units under SFAS No. 142 and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and intangibles to the individual Guarantor Entities and All Other Subsidiaries.
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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of and for the years ended December 31, 2005, 2004 and 2003.

	Condensed Statements of Operations
	For the Year Ended December 31, 2005

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$9,085	$5,766	$(3,045)	$11,806
Finance and interest income	35	110	87	823	(286)	769

	35	110	9,172	6,589	(3,331)	12,575
Cost and Expenses:
Cost of goods sold		—	7,893	5,086	(3,045)	9,934
Selling, general and administrative	2	—	589	593	—	1,184
Research, development and engineering	—	—	211	85	—	296
Restructuring	—	—	18	55	—	73
Interest expense	55	139	122	418	(183)	551
Interest compensation to Financial Services	—	—	159	—	(159)	—
Other, net	15		118	91	56	280

	72	139	9,110	6,328	(3,331)	12,318

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(37)	(29)	62	261	—	257
Income tax provision (benefit)	(1)	(12)	92	37		116
Minority interest	—	—	—	26	—	26
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	199	127	177	(112)	(343)	48

Net income (loss)	$163	$110	$147	$86	$(343)	$163

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets
	As of December 31, 2005

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$—	$653	$90	$502	$—	$1,245
Deposits in Fiat affiliates cash management pools	66	—	145	369	—	580
Accounts, notes receivable and other, net	82	19	735	5,741	(736)	5,841
Intercompany notes receivable	594	1,732	1,084	328	(3,738)	—
Inventories	—	—	1,336	1,130	—	2,466
Property, plant and equipment, net	—	—	826	485	—	1,311
Equipment on operating leases, net	—	—	—	180	—	180
Investments in unconsolidated affiliates	314	—	12	123	—	449
Investments in consolidated subsidiaries accounted for under the equity method	5,471	2,828	1,512	(57)	(9,754)	—
Goodwill and intangible assets, net	1	—	2,926	236	—	3,163
Other assets	15	17	1,341	800	(90)	2,083

Total Assets	$6,543	$5,249	$10,007	$9,837	$(14,318)	$17,318

Liabilities and Equity:
Short-term debt	$245	$—	$686	$591	$—	$1,522
Intercompany short-term debt	971	—	894	1,119	(2,984)	—
Accounts payable	116	6	986	1,205	(704)	1,609
Long-term debt	150	1,534	557	2,524	—	4,765
Intercompany long-term debt	—	—	525	229	(754)	—
Accrued and other liabilities	9	—	3,127	1,357	(123)	4,370

	1,491	1,540	6,775	7,025	(4,565)	12,266
Equity	5,052	3,709	3,232	2,812	(9,753)	5,052

Total Liabilities and Equity	$6,543	$5,249	$10,007	$9,837	$(14,318)	$17,318

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2005

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Operating Activities:
Net income (loss)	$163	$110	$147	$86	$(343)	$163
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	170	139	—	309
Intercompany activity	—	4	23	(27)	—	—
Changes in operating assets and liabilities	3	(13)	(73)	(5)	—	(88)
Other, net	(136)	(133)	205	131	98	165

Net cash provided (used) by operating activities	30	(32)	472	324	(245)	549

Investing activities:
Expenditures for property, plant and equipment	—	—	(87)	(68)	—	(155)
Expenditures for equipment on operating leases	—	—	—	(111)	—	(111)
Net (additions) collections from retail receivables and related securitizations	—	—	—	171	—	171
Other, net (primarily acquisitions and divestitures)	(104)	—	90	119	—	105
(Deposits in) withdrawals from Fiat affiliates cash management pools	(6)	—	597	(85)	—	506

Net cash provided (used) by investing activities	(110)	—	600	26	—	516

Financing Activities:
Intercompany activity	671	228	(827)	(72)	—	—
Net increase (decrease) in indebtedness	(557)	6	421	(609)	—	(739)
Dividends paid	(34)	—	—	—	—	(34)
Other, net	—	—	(630)	385	245	—

Net cash provided (used) by financing activities	80	234	(1,036)	(296)	245	(773)

Other, net	—	—	(7)	29	—	22

Increase (decrease) in cash and cash equivalents	—	202	29	83	—	314
Cash and cash equivalents, beginning of year	—	451	61	419	—	931

Cash and cash equivalents, end of year	$—	$653	$90	$502	$—	$1,245

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations
	For the Year Ended December 31, 2004

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Revenues:
Net sales	$—	$—	$8,430	$5,779	$(2,664)	$11,545
Finance and interest income	37	72	60	694	(229)	634

	37	72	8,490	6,473	(2,893)	12,179
Cost and Expenses:
Cost of goods sold	—	—	7,373	5,079	(2,670)	9,782
Selling, general and administrative	5	—	532	573	—	1,110
Research, development and engineering	—	—	188	79	—	267
Restructuring	—	—	53	51	—	104
Interest expense	43	122	116	346	(135)	492
Interest compensation to Financial Services	—	—	113	—	(113)	—
Other, net	21	—	199	17	28	265

	69	122	8,574	6,145	(2,890)	12,020

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(32)	(50)	(84)	328	(3)	159
Income tax provision (benefit)	1	(19)	(88)	145	—	39
Minority interest	—	—	—	23	—	23
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	158	167	128	(77)	(348)	28

Net income (loss)	$125	$136	$132	$83	$(351)	$125

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets
	As of December 31, 2004

	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in millions)
Assets:
Cash and cash equivalents	$—	$451	$61	$419	$—	$931
Deposits in Fiat affiliates cash management pools	60	—	750	341	—	1,151
Accounts, notes receivable and other, net	86	19	816	5,537	(563)	5,895
Intercompany notes receivable	674	1,960	543	296	(3,473)	—
Inventories	—	—	1,236	1,279	—	2,515
Property, plant and equipment, net	—	—	904	574	—	1,478
Equipment on operating leases, net	—	—	—	215	—	215
Investments in unconsolidated affiliates	214	—	102	141	—	457
Investments in consolidated subsidiaries accounted for under the equity method	5,463	2,942	1,347	278	(10,030)	—
Goodwill and intangible assets, net	1	—	2,993	242	—	3,236
Other assets	2	16	1,543	1,011	(370)	2,202

Total Assets	$6,500	$5,388	$10,295	$10,333	$(14,436)	$18,080

Liabilities and Equity:
Short-term debt	$252	$—	$91	$1,714	$—	$2,057
Intercompany short-term debt	79	—	1,109	454	(1,642)	—
Accounts payable	128	2	1,003	1,310	(786)	1,657
Long-term debt	700	1,528	723	1,955	—	4,906
Intercompany long-term debt	301	—	596	934	(1,831)	—
Accrued and other liabilities	11	15	3,092	1,460	(147)	4,431

	1,471	1,545	6,614	7,827	(4,406)	13,051
Equity	5,029	3,843	3,681	2,506	(10,030)	5,029

Total Liabilities and Equity	$6,500	$5,388	$10,295	$10,333	$(14,436)	$18,080

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

CNH GLOBAL N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 24: Subsequent Events
      The Board of Directors of CNH recommended a dividend of $0.25 per common share on February 27, 2006. The dividend will be payable on May 5, 2006 to shareholders of record at the close of business on April 28, 2006. Declaration of the dividend is subject to approval of the shareholders at the Annual General Meeting which will be held on April 7, 2006.
      Additionally, following the recommendation of a dividend on the common shares and in compliance with the terms of the Series A Preferred Stock, The CNH Board of Directors recommended a dividend on the Series A Preferred Stock. Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon issuance, the new 100 million common shares became eligible for the proposed $0.25 per share dividend, described above. There will be no preferred dividend, as none of CNH’s preference shares will be outstanding.
      On March 3, 2006, Case New Holland completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125%. The new senior notes, which are fully and unconditionally guaranteed by CNH and certain of our direct and indirect subsidiaries, are due 2014. Case New Holland intends to use the proceeds from the offering to refinance debt.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V.
(Registrant)

/s/ Michel Lecomte

Michel Lecomte
Chief Financial Officer
Dated: March 30, 2006

INDEX TO EXHIBITS

Exhibit		Description

1.1		Amended Articles of Association of CNH Global N.V. (Previously filed as Exhibit 2 to Form 6-K of CNH Global N.V. on July 23, 2004 and incorporated herein by reference).
1.2		Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).
1.3		Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (Previously filed as Exhibit 2 to Form 6-K of CNH Global N.V. on April 4, 2003 and incorporated herein by reference).
2.1		Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 and incorporated herein by reference).
2.2		Indenture, dated as of August 1, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee (Previously filed as Exhibit 10.5.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
2.3		First Supplemental Indenture, dated as of September 16, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee (Previously filed as Exhibit 10.5.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
2.4		Indenture, dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank, as trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (Previously filed as Exhibit 3 to Form 6-K of CNH Global N.V. on July 23, 2004 and incorporated herein by reference).
2.5		Indenture, dated March 3, 2006, between Case New Holland, Inc., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank N.A., as trustee, regarding 7.125% Senior Notes due 2014.
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
4.1		Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003 (Previously filed as Exhibit 4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4	.1.1	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated April 27, 2004 (Previously filed as Exhibit 4.1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4	.1.2	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated May 3, 2005.
4.2		Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).
4	.2.1	CNH Global N.V. Long-term Incentive Program under the Equity Incentive Plan. (Previously filed as Exhibit 4.2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).

Exhibit		Description

4	.2.2	2005 Form of Performance Unit Award Agreement.
4	.2.3	2005 Variable Pay Plan (Management Bonus Program).
4.3		Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference)
4.4		Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4.5		Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc. as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan Bank as Administrative Agent (Previously filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
4.6		First Amendment, dated as of January 15, 2002, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.7		Second Amendment, dated as of January 14, 2003, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.8		Third Amendment, dated as of January 13, 2004, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.9		Fourth Amendment, dated as of April 19, 2004, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4.10		Fifth Amendment, dated as of January 11, 2005, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
8.1		List of subsidiaries of registrant.
12.1		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13		Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15		Consent of Deloitte & Touche LLP