Form 20-F
period 2006-12-31
CNH GLOBAL N V
filed 2007-03-30
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 236,164,978 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes ☐  No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☑.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

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

CNH has prepared its annual consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide Agricultural Equipment and Construction Equipment operations are collectively referred to as “Equipment Operations.” The finance operations are referred to as “Financial Services.”

As of December 31, 2006, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 90% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands.”). For information on our share capital, see “Item 10. Additional Information — B. Memorandum and Articles of Association”.

Fiat is a corporation organized under the laws of the Republic of Italy. Fiat and its subsidiaries operate in more than 190 countries. Fiat is engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment, and commercial vehicles. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications and service operations.

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

Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by Equipment Manufacturers Associations including the Association of Equipment Manufactures (“AEM”) in North America, the Committee for European Construction Equipment (“CECE”) in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufactures Association (“CEMA”) and the Korea Construction Equipment Manufactures Association (“KOCEMA”), as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, India, Russia, Turkey, and Brazil. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

*  *  *  *  *

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

The following selected consolidated financial data as of December 31, 2006, and 2005, and for each of the years ended December 31, 2006, 2005, and 2004 has been derived from the audited Consolidated Financial Statements included in Item 18. This data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and are qualified in their entirety by reference to the audited Consolidated Financial Statements and the Notes thereto included in Item 18. Financial data as of December 31, 2004, 2003, and 2002, and for the years ended December 31, 2003, and 2002, has been derived from our previously-published, audited consolidated financial statements.

Beginning in 2005, CNH calculated basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two — Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preference Shares (“Series A Preferred Stock”), are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods. The application of EITF No. 03-06 had an impact on the calculation of basic earnings per share in 2005. Due to the conversion of the 8 million shares of Series A Preferred Stock into CNH common shares on March 23, 2006, there are no shares of Series A Preferred Stock outstanding as of the date of this report.

In periods when the Series A Preferred Stock was outstanding, undistributed earnings, which represents net income, less dividends paid to common shareholders, was allocated to the Series A Preferred Stock based on the dividend yield of the common shares, which was impacted by the price of CNH common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of its common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination was impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. With the March 23, 2006, conversion of the Series A Preferred Stock, there is no further impact on earnings per share.

CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 2006, in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(in millions, except per share data)

Consolidated Statements of Operations Data:
Revenues:
Net sales	$12,115	$11,806	$11,545	$10,069	$9,331
Finance and interest income	883	769	634	597	609

Total revenues	$12,998	$12,575	$12,179	$10,666	$9,940

Net income (loss) before cumulative effect of change in accounting principle, net of tax	$292	$163	$125	$(157)	$(101)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(325)

Net income (loss)	$292	$163	$125	$(157)	$(426)

Per share data:
Basic earnings (loss) per share before cumulative effect of change in accounting principle, net of tax	$1.37	$0.77	$0.94	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(3.35)

Basic earnings (loss) per share	$1.37	$0.77	$0.94	$(1.19)	$(4.40)

Diluted earnings (loss) per share before cumulative effect of change in accounting principle	$1.23	$0.70	$0.54	$(1.19)	$(1.05)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(3.35)

Diluted earnings (loss) per share	$1.23	$0.70	$0.54	$(1.19)	$(4.40)

Cash dividends declared per common share	$0.25	$0.25	$0.25	$0.25	$0.50

	As of December 31,
	2006	2005	2004	2003	2002
	(in millions)

Consolidated Balance Sheet Data:
Total assets	$18,274	$17,318	$18,080	$17,727	$16,760

Short-term debt	$1,270	$1,522	$2,057	$2,110	$2,749

Long-term debt, including current maturities	$5,132	$4,765	$4,906	$4,886	$5,115

Common shares at €2.25 par value	$592	$315	$312	$309	$305

Common shares outstanding	236	135	134	133	131

Shareholders’ equity	$5,120	$5,052	$5,029	$4,874	$2,761

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following risks identified should be considered in conjunction with Item 5 “Operating and Financial Review and Prospects” beginning on page 45, and specifically, the other risks described in the Safe Harbor Statement on pages 79-80. Our results of operations may be affected by these identified risks.

Risks Related to Our Business, Strategy and Operations

We may not fully realize, or realize within the anticipated time frame, the benefits of our margin improvement actions.

Our goal is to build upon our strengths to achieve our strategic objectives. The key elements of our initiatives are to:

•	recapture our brand heritage;

•	strengthen our dealer and customer support;

•	refocus spare parts activities;

•	improve quality and reliability;

•	continue developing Financial Services; and

•	continue efforts to reduce costs.

Through the accomplishment of these initiatives, by 2010, our goal is to close the performance gap compared to our best-in-class competitors. If we achieve the anticipated results of our actions, we believe we will have a substantially improved position in the global agricultural and construction equipment markets and in our financial condition. Our failure to complete our initiatives could cause us to not fully realize our anticipated profit improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

Our success depends on new product introductions, which will require substantial expenditures.

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

We purchase a number of materials and components from third-party suppliers. The number of global direct suppliers to our manufacturing facilities is approximately 3,000 at December 31, 2006.

We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. An interruption in the supply of, or a significant increase in the price of, any component part could adversely affect our profitability or our ability to obtain and fulfill orders. We cannot avoid exposure to global price fluctuations such as with the costs of steel, oil, and the related products, and our ability to realize the full extent of the expected margin improvements depends on, among other things, our ability to raise equipment and parts prices sufficiently enough to recover any such material or component cost increases.

Our unionized labor force and our contractual and legal obligations under collective bargaining agreements and labor laws could subject us to greater risks of work interruption or stoppage and impair our ability to achieve margin improvements.

In the United States, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) represents approximately 670 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. Additionally, the International Association of Machinists represents approximately 500 of our workers at our Fargo, North Dakota facility.

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

Overall, labor unions represent most of our production and maintenance employees worldwide. Although we believe our relations with our unions are generally positive, current or future issues with labor unions might not be resolved favorably and we may experience a work interruption or stoppage which could adversely affect our business.

An increase in health care or pension costs could adversely affect our results of operations and financial position.

The funded status of our pension and postretirement benefit plans is subject to developments and changes in actuarial and other related assumptions. At both December 31, 2006, and 2005, pension plans which we fund had an underfunded status of approximately $947 million and $1.0 billion, respectively. Pension plan obligations for plans that we do not currently fund were $553 million and $521 million at December 31, 2006, and 2005, respectively.

Our U.S. pension plans are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Under ERISA the Pension Benefit Guaranty Corporation (“PBGC”), has the authority to terminate underfunded pension plans under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the U.S. plans underfunding.

Actual developments, such as a significant change in the performance of the investments in the plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Lower or higher plan assets and a change in the rate of expected return on plan assets can result in significant changes to the expected return on plan assets in the following year and, as a consequence, could result in higher or lower net periodic pension cost in the following year.

Unlike certain of our defined benefit pension plans, our other postretirement benefit obligations are currently unfunded. At December 31, 2006 and 2005, our other postretirement benefit obligations had an underfunded status of $1.5 billion and $1.7 billion, respectively.

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

See the heading “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Application of Critical Accounting Estimates” and “— Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for the year ended December 31, 2006, for additional information on pension accounting.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar, including the euro, the British pound, the Canadian and Australian dollars, the Japanese yen, and the Brazilian real. We are subject to translation and transaction risk, which arise during the normal course of business. We do not hedge translation risk, which had a positive impact in 2006 of $10 million dollars and a negative impact of $8 million dollars in 2005.

Changes in interest rates affect our results from operations by increasing or decreasing our borrowing costs, finance income, and the amount of compensation provided by Equipment Operations to Financial Services companies for wholesale financing activities.

We attempt to mitigate our transaction exposures through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to foreign exchange transaction risk, a substantial portion of which are with counterparties that are subsidiaries of Fiat. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forgo the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions, including by counterparties that are subsidiaries of Fiat, could adversely affect us.

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

Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulations and policies, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. The costs of compliance or other liability related to such laws and regulations in the future could significantly affect our business, financial position and results of operations.

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

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	adverse geopolitical, political and economic developments in our existing markets;

•	the effect of changes in laws and regulations;

•	the response of our competitors to adverse cyclical conditions; and

•	dealer inventory management.

In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices;

•	government agricultural policies and subsidies;

•	government policies related to fuel ethanol;

•	animal diseases and crop pests;

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts, and levels of industrial production;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the above-mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	general economic and capital market conditions;

•	used equipment prices; and

•	availability of funding through the Asset Backed Securitization (“ABS”) markets.

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

Changes in governmental agricultural policy in the U.S., Europe, and Brazil could adversely affect sales of agricultural equipment.

Government subsidies are a key income driver for farmers raising certain commodity crops. In the U.S., the United States Department of Agriculture (“USDA”) administers agriculture programs for the government, which will expire in 2007. In January, 2007, USDA Secretary Johanns announced proposals for a new Farm Bill which, if adopted, may reduce the amount of payments to individual farmers. We cannot predict the outcome of Congressional legislation for a new Farm Bill. To the extent that new Farm Bill legislation adversely impacts farm income, we could experience a decline in net sales. In addition, President Bush has proposed the 2008 budget for the USDA. The 2008 budget proposal contains reforms that, if enacted, may reduce the amount of payments to individual farmers. We cannot predict the outcome of proposals relating to the 2008 USDA budget. To the extent that provisions in the new Farm Bill legislation and in the 2008 USDA budget reduce payments to individual farmers, those provisions, if adopted, could reduce demand for agricultural equipment and we could experience a decline in net sales.

In June, 2003, the farm ministers from the European Union (“EU”) member nations reached an agreement to fundamentally change the Common Agricultural Policy (“CAP”), by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion (U.S. $51 billion) per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered, including old member countries receiving a 5% cut in their payments in the 2007 to 2013 period. Under the new program, “single payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. Under the new system, individual countries of the EU have been delegated more control over the structure and level of agricultural subsidy payments. Member countries could apply the reforms between 2005 and 2007. Fifteen member countries (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden, the United Kingdom, Finland, France, Greece, the Netherlands, and Spain) started applying these reforms before the end of 2006. Two new member states (Malta and Slovenia) are expected to apply the reforms in 2007. In eight other new member countries, the single area payment scheme applies, where uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member countries will apply the single payment system reforms no later than 2009. See “Item 4. Information on the Company — B. Business Overview — Industry Overview — Agricultural Equipment.”

The policies of the Brazilian government (including those related to interest rate subsidies, exchange rates, and commodity prices) could significantly change the agricultural economy in that country.

Changes in governmental agricultural policy reforms may not successfully curb the overproduction and dumping of crop surpluses, and the implementation of the reforms could cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of the new program. With the uncertainty created by these changes and the continuing negotiation of the Doha round of the WTO talks, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes generally, and a decline in our net sales.

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

The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi Construction Machinery, Ltd. (“Hitachi”), Sumitomo Construction, Manitou B.F. S.A., Merlo S.p.A., Gehl Company, Oshkosh Truck Corporation, and in China, Guangxi Liugong Construction Machinery Group Co., Ltd (Liugong), Xiamen Xiagong Group Co., Ltd (XEMC), Longgong (China) -China Infrastructure Machinery Holdings (China), and Shandong Lingong Construction Machinery Co., Ltd (Lingong) (majority owned by Volvo).

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

Competitive pricing pressures, overcapacity, failure to develop new product designs and technologies for our products, as well as other factors could cause us to lose existing business or opportunities to generate new business and regain our historical market shares resulting in decreased profitability. These factors could have a material adverse affect on our business, financial condition and results of operations.

Banks, finance companies and other financial institutions compete with our Financial Services’ operations. Our Financial Services’ operations may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do.

Changes in demand for agricultural or construction equipment could adversely affect our net sales and results of operations.

The agricultural equipment business in North America and Western Europe experienced a period of major structural decline in the number of tractors and combines sold during the 1970s, 1980s, and early 1990s, followed by a period of consolidation among agricultural equipment manufacturers. This unit decline was consistent with farm consolidation, the decline in the number of farms, and the corresponding increases in average farm size and machinery capacity. Industry volumes reached a low in North America in 1992 and in Western Europe in 1993. The agricultural equipment industry, in most markets, then began to increase. In total, worldwide industry retail unit demand for agricultural tractors has generally been increasing since 1993. Volumes reached an intermediate peak in 2000, declined in 2001, and then resumed increasing through 2006, ending at levels that are approximately 40% higher than in 2000. Worldwide agricultural combine harvester industry volumes started the 1990s at relatively low levels, with sales generally increasing through the 1990s and peaking in 1998. Since that time, industry sales of combines have cycled between 23,000 units and 29,400 units in 2004, ending 2006 at the low-end of the range.

Total construction equipment industry retail unit sales of heavy and light equipment in both North America and Western Europe generally increased from 1992 through the late 1990’s. Industry sales reached an intermediate peak in 2000, declined through 2002, but have since increased through 2006, ending approximately 23% higher than in 2000. Industry sales outside of North America and Western Europe, but excluding China, have generally been increasing since 1998 (the first year that reliable data is available), ending 2006 at levels that are over 50% higher than in 1998. We believe reported data for the Chinese market may significantly underestimate actual retail unit sales, making the industry trend movements difficult to analyze. In total, worldwide construction equipment retail unit sales of heavy and light equipment, excluding China and India, ended 2006 at levels that are approximately 44% higher than in 1998.

A decrease in worldwide industry retail unit demand for agricultural and construction equipment could result in lower net sales of our equipment and parts, impeding our ability to operate profitably.

Also see “Item 4. Information on the Company — B. Business Overview — Industry Overview.”

An oversupply of used and rental equipment may adversely affect our net sales and results of operations.

In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies (two of which have locations that are dealers of our equipment) have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices and terms.

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

The agricultural equipment business is highly seasonal, because farmers traditionally purchase agricultural equipment in the spring and fall, in connection with the main planting and harvesting seasons. Our net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent.

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

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, company and dealer inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period, and decline to the end of the year as both company and dealers’ inventories are typically reduced.

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

Our asset quality, as well as delinquencies and collateral recovery rates experienced by Financial Services, can be adversely impacted by a variety of factors, many of which are outside our control.

A deterioration of our asset quality, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. The risks associated with our finance business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for credit, declining asset values, reductions in government subsidies and an increase in delinquencies, foreclosures and losses. In addition, in an economic slowdown or recession, our servicing and litigation costs may increase.

Delinquencies on loans held in our loan portfolio and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. When loans become delinquent and Financial Services forecloses on a loan, its ability to sell collateral to recover or mitigate losses is subject to the market value of such collateral. Those values may be affected by levels of new and used inventory of agricultural and construction equipment on the market, a factor over which we have little control. It is also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is tied to economic factors in the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale volume of the repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment which could increase levels of losses on loans and leases.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of December 31, 2006, we had an aggregate of $6.4 billion of consolidated indebtedness, and our shareholders’ equity was $5.1 billion. In addition, we are heavily dependent on ABS transactions, both term and asset-backed commercial paper (“ABCP”), with a total of $8.5 billion outstanding as of December 31, 2006. These transactions fund our Financial Services activities in North America and Australia, and we have also begun to extend our ABS activity to include ABCP transactions that provide funding for receivables generated by our Equipment Operations subsidiaries in Europe.

Our level of debt could have important consequences to our investors, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we will need to use a substantial portion of our projected future cash flow from operations to pay principal and interest on our debt, which will reduce the amount of funds available to us for other purposes;

•	we may be more highly leveraged than some of our primary competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business;

•	we may not be able to access the ABS markets on as favorable terms, which may adversely affect our ability to fund our Financial Services business and have an unfavorable impact on our results of operations; and

•	we may not be able to access Brazilian government-sponsored subsidized funding programs for our retail Financial Services customers in that country, which may adversely affect our ability to fund our Financial Services business and have an unfavorable impact on our results of operations.

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

The indentures governing our 6% Senior Notes, due 2009 (the “6% Senior Notes”), our 9 1/4% Senior Notes, due 2011 (the “9 1/4% Senior Notes”) and our 7.125% Senior Notes due 2014 (the “7.125% Senior Notes”) (together the “Senior Notes”), as well as our bank credit agreements, include certain covenants that restrict the ability of us and our subsidiaries to, among other things:

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

The €1 billion ($1.3 billion) bank credit facility that we entered into in July, 2005, also contains a number of affirmative and negative covenants, including financial covenants based on Fiat results, limitations on indebtedness, liens, acquisitions and dispositions, and certain reporting obligations. Failure to comply with these covenants, payment defaults or other events of default under the facility could cause the facility to terminate and all loans outstanding under this credit facility to become due, regardless of whether the default related to CNH. As of December 31, 2006, this facility was unutilized.

Credit downgrades of us and Fiat could affect our ability to borrow funds.

Our ability to borrow funds and our cost of funding depends on our and Fiat’s credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.

As of the date of this report, our long-term unsecured debt was rated BB (positive outlook) by Standard & Poor’s Ratings Service, a division of McGraw Hill Companies, Inc. (“S&P”); Ba3 (stable outlook) by Moody’s Investors Service (“Moody’s”); BB High (stable trend) by Dominion Bond Rating Service (“DBRS”).

As of the date of this report, Fiat’s long-term unsecured debt was rated BB (positive outlook) by S&P; Ba2 (positive outlook) by Moody’s; BB (positive trend) by DBRS and BB (positive outlook) by Fitch Ratings (“Fitch”), a wholly owned subsidiary of Fimalac, S.A.

The rating agencies may downgrade our or Fiat’s credit ratings, which could adversely affect our ability to access the capital markets, the cost of certain existing ABCP facilities, and the cost and terms of any future borrowings, and therefore, could put us at a competitive disadvantage.

The performance of our Financial Services business is dependent on access to funding at competitive rates; we depend upon securitization programs to fund our Financial Services business.

Access to funding at competitive rates is key to the growth of our Financial Services business and expansion of our financing activities into new product and geographic markets. Ratings downgrades of either our or Fiat’s debt could adversely affect the ability of Financial Services to continue to offer attractive financing to our dealers and end-user customers. The most significant source of liquidity for our finance operations has been our ability to finance the receivables we originate through loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. The securitization market is sensitive to the performance of our portfolio in connection with our securitization program. A negative trend in the collateral performance of CNH could have a material adverse effect on our ability to access capital through the securitization markets. The end result being potentially higher levels of receivables and debt on the balance sheet of Financial Services. In addition, the levels of asset collateralization and fees that we pay in connection with these programs are subject to increase as a result of ratings downgrades and may have a material impact on results of operations and financial position of Financial Services. On a global level, we will continue to evaluate financing alternatives to help ensure that our Financial Services business continues to have access to capital on favorable terms in support of our business, including, without limitation, through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. In the event that we were to consummate any of the above-described alternatives relating to our Financial Services business, it is possible that there would be a material impact on the results of operations, financial position, liquidity and capital resources of Financial Services.

At December 31, 2006, we had approximately $2.3 billion of committed capacity under our ABCP liquidity facilities to fund our finance operations, subject to certain conditions. At December 31, 2006, we had borrowed approximately $738 million under these agreements, leaving approximately $1.6 billion available to borrow. Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective trust and would preclude us from selling additional receivables originated on a prospective basis. The occurrence of an early amortization event would increase the amount of receivables and associated debt on our consolidated balance sheet. To the extent that we are unable to arrange third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

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

We are required to recognize declines in the value of our retained interests, and resulting charges to income, when: (i) their fair value is less than their carrying value, and (ii) the timing and/or amount of cash expected to be received from these securities has changed adversely from the previous valuation that determined the carrying value. The assumptions we use to determine fair values are based on our internal evaluations and consultation with external advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, many of the assumptions and expectations underlying our determinations may vary from actual results, in which case there may be an adverse effect on our financial results. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $5 million, $9 million, and $7 million in 2006, 2005, and 2004 to reduce the book value of our retained interests. At December 31, 2006, the carrying value of our retained interests, net of servicing liabilities, was $1.6 billion, including unrealized gains of $13 million. Our current estimated valuation of retained interests will change in future periods and we may incur additional impairment changes as a result.

Risks Related to Our Relationship with Fiat

Fiat owns a significant majority of our capital stock and controls the outcome of any shareholder vote, and its interests may conflict with those of the other holders of our debt and equity securities.

As of December 31, 2006, Fiat owned, indirectly through Fiat Netherlands, approximately 90% of our outstanding common shares. For at least as long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

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

We rely on Fiat to provide us with financial support, and we purchase goods and services from the Fiat Group. Fiat owns a substantial majority of our capital stock and is able to direct the election of all of the members of our Board of Directors. We currently have 6 independent directors out of a total of 11 directors. Nevertheless, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

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

At December 31, 2006, CNH had approximately $497 million deposited in the Fiat affiliates cash management pools. The total amount deposited with Fiat as of December 31, 2006, included $19 million deposited by our North American subsidiaries with a Fiat treasury vehicle in the United States, $337 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, and $141 million deposited by our Italian subsidiaries with a vehicle managing cash in Italy. Historically, our debt exposure towards each of these vehicles has usually been higher than the amounts deposited with them, but at December 31, 2006, the deposits with the Fiat treasury vehicles in Europe exceeded our debt exposure towards them by approximately $7 million. In the event of a bankruptcy or insolvency of these Fiat entities, we may not be able to offset our debt against our deposits with each vehicle. At December 31, 2006, approximately $33 million of the aggregate $52 million of total long-term debt to Fiat entities matures in 2007. An additional $438 million of short-term debt as of December 31, 2006 is due to Fiat entities.

Our ability to recover our deposits could be adversely impacted to the extent one or more of the above-described events were to occur. If we are not able to recover our deposits, our financial condition and results of operations may be materially and adversely impacted depending upon the amount of cash deposited with the Fiat Group at the date of any such event.

In the event that Fiat does not provide us financial guarantees, we would need to increasingly rely on other sources, the availability and cost of which cannot be assured.

We currently rely on Fiat to provide guarantees in connection with certain of our external financing needs. At December 31, 2006, we had outstanding third-party debt guaranteed by Fiat affiliates of approximately $947 million. Alternative financing sources and terms, obtained without these guarantees, may not be as favorable which could materially and adversely affect our financial position and results of operations.

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

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2006, we were manufacturing our products in 39 facilities throughout the world and distributing our products in approximately 160 countries through an extensive network of approximately 11,500 dealers and distributors. On October 25, 2006, we announced that two of our manufacturing facilities will be closing by the end of 2008.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2006, our sales of agricultural equipment represented approximately 60% of our revenues, sales of construction equipment represented approximately 33% of our revenues and Financial Services represented approximately 7% of our net revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2006, approximately 42% of our net sales of agricultural equipment were generated in North America, approximately 33% in Western Europe, approximately 7% in Latin America and approximately 18% in the Rest of World. For the same period in 2006, approximately 49% of our net sales of construction equipment were generated in North America, approximately 30% in Western Europe, approximately 10% in Latin America and approximately 11% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.

In North America, we offer a range of Financial Services products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We also offer retail financing in Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). We believe that these activities are a core component of our business. As of December 31, 2006, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $15.5 billion.

Case & New Holland Merger Integration — 1999 through 2004

Case and New Holland merged operations on November 12, 1999, creating CNH. The merger integration plan retained the separate brands and distribution networks of Case and New Holland with the goal of maintaining the historical customer base and optimizing worldwide market share. To remain cost competitive and replace products divested in the merger, in the 1999 through 2004 period, major structural changes were implemented, including:

•	Establishment of our dual brand families and distribution networks;

•	Development of new differentiated products using common major components on a reduced number of product platforms;

•	Restructuring of our manufacturing processes and rationalization of our manufacturing facilities to reduce capacity;

•	Consolidation of our parts distribution network and of our global direct suppliers to our manufacturing facilities;

•	Creation of a lean structure and integrating our systems and processes to significantly reduce overhead costs; and

•	Refocusing our Financial Services operations and returning them to profitability.

The merger integration actions were estimated to have contributed a total of $1 billion of pre-tax profitability improvements to CNH’s 1999 base level of profitability through 2004. In that same period, we recorded a total of $687 million in pre-tax restructuring costs (excluding approximately $323 million recorded in purchase accounting), related to severance and other employee-related matters, write-down or loss on sale of assets and businesses, and costs related to closing, selling, and downsizing facilities.

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of total farm cash receipts and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Farm cash receipts are primarily impacted by the volume of acreage planted, commodity and/or livestock prices including the impacts of fuel ethanol demand, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in March through June in the Northern Hemisphere and in September through December in the Southern Hemisphere. Dealers generally order harvesting equipment in the Northern Hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern Hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. Manufacturers may choose to manage their production and dealer shipments throughout the year so that wholesale sales of these products in a particular period are not necessarily indicative of retail demand.

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

Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The ability to forecast the effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill, the CAP of the European Union and WTO negotiations. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region. See “Item 3. Key Information — D. Risk Factors — Risks Particular to the Industries in Which We Operate — Changes in governmental policy in the U.S., Europe, and Brazil could adversely affect sales of agricultural equipment.”

Government subsidies are a key income driver for farmers raising certain commodity crops. In the U.S., the USDA administers agriculture programs for the government, which will expire in 2007. In January, 2007, USDA Secretary Johanns announced proposals for a new Farm Bill which, if adopted, may reduce the amount of payments to individual farmers. We cannot predict the outcome of Congressional legislation for a new Farm Bill. To the extent that new Farm Bill legislation adversely impacts farm income, we could experience a decline in net sales. In addition, President Bush has proposed the 2008 budget for the USDA. The 2008 budget proposal contains reforms that, if enacted, may reduce the amount of payments to individual farmers. We cannot predict the outcome of proposals relating to the 2008 USDA budget. To the extent that provisions in the new Farm Bill legislation and in the 2008 USDA budget reduce payments to individual farmers, those provisions, if adopted, could reduce demand for agricultural equipment and we could experience a decline in net sales.

In June, 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP of the European Union, by making payments to farmers much less dependent than before on the amounts that farmers produce. Under the new system, the amount spent on the CAP — approximately €43 billion (U.S. $51 billion) per year — would not be reduced below previously projected levels. However, the way in which the money is distributed would be altered, including old member countries receiving a 5% cut in their payments in the 2007 to 2013 period. Under the new program, “single farm payments” would go to farmers based on the size of their farms rather than their output, although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, if there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms. Under the new system, individual countries of the EU have been delegated more control over the structure and level of agricultural subsidy payments. Member countries could apply the reforms between 2005 and 2007. Fifteen member countries (Austria, Belgium, Denmark, Germany, Ireland, Italy, Luxembourg, Portugal, Sweden, the United Kingdom, Finland, France, Greece, the Netherlands, and Spain) started applying these reforms before the end of 2006. Two new member states (Malta and Slovenia) are expected to apply the reforms in 2007. In eight other new member countries, the single area payment scheme applies where uniform per-hectare entitlements are granted within any one region from regional financial budgets. These eight new member countries will apply the single payment system reforms no later than 2009.

The policies of the Brazilian government (including those related to interest rate subsidies, exchange rates, and commodity prices) could significantly change the agricultural economy in that country.

Major trends in the North American and Western European agricultural industries include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms. In Latin America, however, the agricultural industry has generally been growing and developing.

The following graph sets forth agricultural tractor industry retail unit sales in North and Latin America, and Western Europe during the periods indicated:

Agricultural Tractor Industry Retail Unit Sales
North America, Western Europe and Latin America

Sources:	North America — AEM; Canadian Farm and Industrial Equipment Institute. Western Europe — sourced from national government agencies within each market. Latin America — Management estimates based on data reported by Systematics.

In North America, prior to the early 1990s, under 40-horsepower tractors were principally used for farming applications. However, beginning in the early 1990s new non-farm customers began to emerge in the market for the under 40-horsepower tractors. These new customers included homeowners, turf and land care industries, commercial contractors, public agencies, rental businesses, golf courses and hobby and part-time farmers. Purchasers of these products also use a large number of attachments, such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products. Factors driving market demand for under 40-horsepower tractors tend to be more related to the general level of gross domestic product, consumer spending, disposable income and the health of the leisure sector of the economy. Consequently, this market should be looked at separately from the demand for over 40-horsepower tractors where demand is more related to net cash farm income, commodity prices, levels of government subsidies and other farm related factors. The under 40-horsepower tractor market segment had been the fastest growing segment of the North American market through 2004, from a low of approximately 36,000 units sold in 1992 to a high in 2004 of approximately 141,000 units. However, in 2006 industry unit sales declined about 3% from 2005 to approximately 132,200 units.

Industry sales of over 40-horsepower tractors in North America also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in the 1997-1998 period. Industry sales declined in the 1999 through 2003 period, but have increased since that time, to a peak of approximately 110,500 units in 2005. In 2006, industry sales declined by about three percent to a level of 107,000 units. Sustained growth has occurred in the 40- to 100-horsepower class since 1992. While the over 100-horsepower tractors, including 4-wheel-drive tractors, tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon commodity price levels.

In Western Europe, where average farm sizes are significantly smaller than in North America, industry unit sales of agricultural tractors declined to a low of approximately 143,000 units in 1993. Sales recovered to an interim peak level of approximately 186,000 units in 1999. In general, industry retail unit sales, since that time, have been fluctuating between approximately 160,000 and 170,000 units, depending on the annual impact of, among other things, government subsidies, animal diseases and unusual weather patterns.

In Latin America, tractor industry volumes have generally been increasing since the last low in 1996. Although in 2005, the market declined to its lowest level in the last five years due in part to a severe drought in the southern Brazilian states. Brazilian tractor sales increased from a low of approximately 10,000 units in 1996 to a high of 33,200 units in 2002 with subsequent declines due to declining commodity prices, and in particular, soybean prices, and the severe drought. In 2005, the Brazilian market declined approximately 40% due to the continued low soybean prices and the impact of the revaluation of the Brazilian real on agricultural exports denominated in U.S. dollars. However, in 2006, the Brazilian tractor market increased by about 15% year-over-year on the strength of the sugar cane and citrus market segments.

In markets in Rest of World, tractor industry volumes have generally been increasing since 1992. Volumes reached an intermediate peak in 2000 of approximately 167,000 units but declined in 2001. Since that time, tractor industry volumes have continued to increase through 2006, reaching a level of 352,000 units. This represents an increase of approximately 25% over 2005 levels. We believe that market increases reported in China account for a significant portion of the increase.

In total, worldwide demand for agricultural tractors was at a low in 1993 and has been on a generally increasing trend since that time. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2006 at levels that are approximately 47% higher than in 2000.

The following graph sets forth agricultural combine harvester industry retail unit sales in North and Latin America and Western Europe during the periods indicated:

Agricultural Combine Industry Retail Unit Sales
North America, Western Europe and Latin America

*	Latin America Pre-1992 only includes Brazil

Sources:	North America — AEM; Canadian Farm and Industrial Equipment Institute. Western Europe — Management estimates based on information obtained from Systematics. Latin America — Management estimates based on data reported by Systematics.

Worldwide agricultural combine harvester industry volumes started the 1990’s at relatively low levels, between 23,000 and 25,000 units. Industry sales of combines generally increased through the 1990’s, peaking at approximately 32,500 units in 1998. Since that time, industry sales of combines have cycled between 23,500 units and a high of approximately 29,400 units in 2004. Industry sales of combines declined in 2006 by approximately 7% compared with 2005 levels, lead by the 36% decline in the market in Latin America. Industry volumes of combines improved in Western Europe and Rest of World markets, and declined in North America and Western Europe.

In North America, combine industry sales for most of the 1990’s ranged from approximately 10,000 to 13,000 units. However in 1999, sales declined by almost 50% to almost 6,600 units. Since that time, industry sales have cycled with the commodity prices, but in 2006 industry demand was at approximately 7,800 units.

In Western Europe, combine industry sales have cycled with commodity prices. From a low of approximately 6,650 units in 1994, sales in 1998 rose to their highest level since 1990, totaling approximately 11,400 units. In 2006, industry sales of approximately 6,500 units were slightly below the 1994 level.

In Latin America, combine industry sales have generally been increasing to a high in 2004 of approximately 9,800 units. Industry unit retail sales declined approximately 36% in 2006, led by the decline in Brazil due to the continued low prices for soybeans and the impact of the changes in the value of the Brazilian real on agricultural exports priced in U. S. dollars.

Construction Equipment

We divide the construction equipment market that we serve into two principal businesses: heavy construction equipment (excluding mining and specialized equipment for forestry application markets in which we do not participate), which is over 12 metric tons, and light construction equipment, which is under 12 metric tons. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers.

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

The following graph sets forth heavy construction equipment industry retail unit sales during the periods indicated:

Construction Equipment Industry Retail Unit Sales
Heavy Equipment

* Excluding India and China

Sources:	Management estimates based on information obtained from the AEM; CECE; CEMA; and the KOCEMA.

The heavy equipment industry follows cyclical economic patterns. Overall industry unit retail sales volumes have been increasing since 2002. Industry unit sales in North America have increased by 50% since 1997. In Western Europe industry unit sales have increased by almost 85% since 1997. Industry sales in Rest-Of-World markets have exhibited a strong growth trend since 2002, and between 1997 and 2002 sales followed a similar cyclical pattern as sales in North America and Western Europe. The markets in Latin America have been experiencing strong growth since 2003, although from a relatively low base. Recently, industry retail unit sales of heavy construction equipment have been very strong in China, however reliable data is not available.

The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. Purchasing activities of the national rental companies also can have a significant impact on the market depending on whether they are increasing or decreasing the size of their rental fleets. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market segment is generally very small. These areas represent potential growth areas for light equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment. Light equipment sales, however, have been growing significantly in Rest of World markets, since 2002.

The following graph sets forth light construction equipment industry retail unit sales during the periods indicated:

Construction Equipment Industry Retail Unit Sales
Light Equipment

* Excluding India and China

Sources:	Management estimates based on information obtained from the AEM; CECE; CEMA and the KOCEMA.

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

Light construction equipment industry retail unit sales in North America generally increased from 1997 through 2000. Industry sales declined through 2002 but have since increased to levels that in 2006, are approximately 44% higher than in 2000. In Western Europe, industry unit sales of light equipment increased from 1997 to an intermediate peak in 2000. Sales declined in the 2001 to 2003 period but have since rebounded to levels that in 2006, are approximately 46% higher than in 2003. The construction equipment market in Latin America is small compared with North America and Western Europe. Sales in 2003 were at the lowest level in the last 10 years, but have been growing since that time, ending 2006 at a level almost three times higher than in 2003. Industry retail unit sales in Rest of World markets, are slightly smaller in size than the Western European or North American markets, but also have been growing significantly since their last low in 2002. Industry retail unit sales in 2006 were at their highest level since 1997.

The equipment rental business is a significant factor in the construction equipment industry. With the exception of the U.K. and Japanese markets, where there is a long history of machine rentals due to the structure of local tax codes, the rental market in North America and Western Europe started with short period rentals of light equipment to individuals or small contractors who could not afford to purchase the equipment. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light equipment products as well as many types of heavy equipment have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment. This allows contractors to complete specific job requirements with greater flexibility and cost control. Furthermore, in some countries, longer-term rentals also benefit from favorable tax treatment. In the late 1990’s, local and regional rental companies in North America experienced a period of rapid consolidation into national and large regional companies. The economic and financial market declines in 2000 and 2001 created financial pressures on these market participants. They, in turn, substantially reduced their new equipment purchases despite a relatively solid level of general economic activity. Overall, this trend toward higher levels of rental activity may reduce the correlation of industry unit demand for new equipment with basic economic industry drivers. Increased rental market activity also could lead to more pronounced demand cyclicality, as rental companies adjust the size of their fleets as demand or rental rates change. Starting in 2000, our dealers began to develop their own rental fleets and Financial Services has developed tools to finance those activities.

Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American markets; used heavy and light equipment is sold from Western Europe to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is sold to other Southeast Asian markets. Used excavators from the Japanese market are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates and the weight and dimensions of the sourced equipment, which may be limited due to road regulations and job site constraints.

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

Full Range of Competitive Products.  In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors, combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are one of the leading global manufacturers of backhoe loaders and skid steer loaders and offer a full line of light and heavy products. The product line has been almost completely renewed since the merger. It is supported by our new engine family, sourced from our engine joint venture with Cummins, Inc. (“Cummins”) and Iveco S.p.A. (“Iveco”), which has the technological capability to meet the schedule of evolving emission standards and, we believe, the scale for economical production. We have strong global construction equipment alliances with both Kobelco Japan and Sumitomo Construction Equipment. In addition, we provide a complete range of replacement parts and services to support both our agricultural and construction equipment offerings.

Strong Global Presence and Distribution Network.  We are a full-line company in both the agricultural and construction equipment industries. In each business, we have strong and usually leading positions in most significant markets and product categories. We have balanced market shares across the major markets and are not overly dependent on any one market. Our global scope and scale, across five continents, includes a product engineering and development program integrated with a flexible manufacturing system of 39 facilities as of December 31, 2006. On October 25, 2006, we announced that two of our manufacturing facilities will be closing by the end of 2008. Our commercial operations are organized to more effectively satisfy the needs of our retail customers in approximately 160 countries and serve our network of approximately 11,500 dealers and distributors as of December 31, 2006.

Strong Financial Services Capabilities.  The principal objective of our retail financing operations is to facilitate the sale or lease of our equipment by providing competitive financing opportunities to end users. In North America, Latin America, Australia and in Western Europe through our joint venture with BPLG, we provide and administer retail financing to end-use customers for the purchase or lease of new and used equipment manufactured by us and other agricultural and construction equipment sold through our dealers and distributors. In North America, Latin America, Australia and in Western Europe, we offer wholesale financing to our dealers. Wholesale financing consists primarily of dealer floorplan financing which allows dealers the ability to maintain a representative inventory of products.

Furthermore, in North America, we provide financing to dealers for equipment used in dealer-owned rental yards, parts inventory, working capital and other financing needs. North American customers also use our private-label credit card to purchase parts, service, rentals, implements and attachments from our dealers. In North America and Latin America, we offer insurance products for end-users and dealers in conjunction with their purchase of new and used equipment. Finally, in North America and Australia, we purchase equipment from dealers that are leased to retail customers under operating lease agreements.

Strategic Support of the Fiat Group.  Our operations have the strategic support of the Fiat Group, one of the largest industrial groups in the world, with major operations in auto and truck manufacturing, automotive components and other non-automotive sectors. Fiat’s management has stated that it considers the global production and sale of agricultural and construction equipment to be a primary focus of the Fiat Group and a significant component of Fiat’s global strategy. Iveco, Fiat’s truck-making subsidiary, is a partner with CNH and Cummins in a joint venture that designs and produces the next generation of diesel engines to meet evolving emission requirements. We believe shared services provided by Fiat, such as purchasing, accounting, information technology, treasury and cash management, lower our administrative costs by leveraging Fiat’s economies of scale.

CNH Business Strategy

Building upon our competitive strengths and the business platform established during our merger integration period, we believe we have the base for improving our performance, narrowing the gap with our best competitors and creating value for our shareholders.

Our strategic objectives are to:

•	emphasize and focus on our customers and further improve our distribution and service capabilities and product quality and reliability, all designed to increase customer satisfaction and market penetration;

•	achieve higher margins than either Case or New Holland earned prior to the merger and deliver profitability throughout the industry cycles;

•	generate cash to reduce our debt and strengthen our consolidated balance sheet; and

•	continue to position CNH to take advantage of future opportunities for expansion with our partners or alone in key emerging markets such as China, India, and Russia.

The key elements of our plan for achieving our strategic objectives are to:

•	Recapture our brand heritages: We are a full-line competitor in the agricultural and construction equipment markets, with a proud heritage that goes back through generations of our customer base. Our brands have survived by satisfying the needs of these customers. To sharpen our focus on satisfying customer needs, in the fourth quarter of 2005, we reorganized to concentrate on our four distinct global brands — Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment. Each brand is now focused on maintaining their customer bases by more effectively providing the product features and requirements, quality and reliability, and service and support levels uniquely attributable to each brand. We believe that by recapturing this customer connection and increasing each customer’s satisfaction with their brand, we can stimulate sales growth, increase capacity utilization and improve the efficiency of invested capital.

•	Strengthen our customer and dealer support: We believe focused dealers are more dedicated to enhancing their brand’s market position, building customer service capabilities, increasing loyalty and earning a larger share of their customers’ equipment and service expenditures. In our competitive marketplace, our dealer network is one of the most important facets of the retail customer relationship. The quality and reliability of a local dealership is an important consideration in a retail customer’s decision to purchase one brand of equipment compared with any other. Dealers that are stronger, more reliable and better equipped to service a retail customer have a greater opportunity to positively influence that customer’s purchase decision. As part of our enhanced brand focus, we are allocating new resources to assist our dealers in providing enhanced levels of service and reliability to the retail customer. We are dedicating additional sales and marketing personnel, materials, technical support and training to our dealers. We are also continuing to invest in our global supply chain systems to allow better visibility and reliability in delivery lead times for our equipment.

•	Refocus spare parts activities: Another key component of customer satisfaction is prompt parts availability to ensure best possible equipment performance. During critical periods of equipment usage, minimized downtime can be a major factor affecting customer satisfaction. The role of the global parts organization is to more effectively satisfy our customers needs for parts. Combined with continuing investments to improve our depots and global parts system, we expect to provide improved parts availability and delivery reliability for our dealers and customers.

•	Improve product quality and reliability: We are concentrating product development, management and manufacturing efforts to achieve best-in-class levels of product quality and reliability. As we introduce new engines and components to meet evolving environmental requirements, we are concentrating on increasing parts and component quality, reducing product complexity, facilitating product assembly and adjusting product content, features and controls to satisfy evolving and differentiated customer requirements. Our common platform efficiencies should facilitate accomplishing these actions while maintaining research and development (“R&D”) costs at about 3% of net sales. Improved product quality and reliability and reduced product complexity should lead to reduced future warranty and repair costs. Providing products better aligned with the needs of customers should allow us to more fully capitalize on market leadership positions and command better pricing levels.

•	Continue developing Financial Services: A strong Financial Services operation provides another opportunity for meeting customer requirements and tailoring offerings to better support customer needs. Our Financial Services operations are focused on supporting agricultural and construction equipment sales to our equipment dealers and retail customers. Our marketing efforts include dedicated, specialized agricultural and construction equipment teams that can respond quickly with specifically tailored financing solutions, including operating leases, rental, credit cards, commercial lending and insurance, to capture a larger share of our customers’ financing requirements. We are continuing to emphasize underwriting processes and remarketing efforts, to maintain the quality of our receivables and our access to ABS funding. In addition, we have taken proven products and business practices developed for the North American market and adapted them for use in Western Europe, Australia and Brazil. In Western Europe, we expanded our financing opportunities by establishing a bank license in France which will allow us to establish additional branches in countries such as Belgium and the United Kingdom.

•	Continue efforts to reduce costs: Our efforts address eliminating excess costs in our systems, processes and flows of our production and distribution systems. Our goals for cost reductions include:

•	product cost reductions through design cost engineering and appropriate product simplification;

•	manufacturing efficiencies and eliminating non-value added activities and excess inventories;

•	finding lower cost sources for purchased parts and components, continuing re-sourcing activities in lower cost countries (including those where we already have a manufacturing presence and are working with local suppliers to develop their capabilities for supplying us on a global basis) in conjunction with Iveco;

•	achieving freight and logistics savings through distribution process improvements and eliminating penalties from inefficient flows or processes;

•	minimizing excess capital employed in the business;

•	making more efficient capital expenditures; and

•	continuing to reduce overhead costs.

We believe successfully achieving our goals of meeting the needs of our dealers and customers, improving the quality and reliability of our products and reducing the costs of those products and of our overall operations, will result in increased volumes, a stronger market position and higher margins. We believe higher margins will generate better overall profitability, on average, throughout industry cycles. Our goal is to use improved cash flow, generated by improved profitability, to reduce debt and strengthen our balance sheet. We believe a stronger balance sheet, and a customer driven focus to the business, will position us to take advantage of product and market expansion opportunities as they arise. This could include short to medium-term opportunities, in areas such as Latin America and Eastern Europe and, longer-term opportunities, in areas such as China and India.

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

The construction equipment industry also is highly competitive. We compete with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi, Sumitomo Construction, Manitou B.F., S.A., Merlo S.p.A., Gehl Company, Oshkosh Truck Corporation, and in China, Guangxi Liugong Construction Machinery Group Co., Ltd (Liugong), Xiamen Xiagong Group Co., Ltd (XEMC), Longgong (China) -China Infrastructure Machinery Holdings (China), and Shandong Lingong Construction Machinery Co., Ltd (Lingong) (majority owned by Volvo).

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

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines sold primarily under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Western Europe.

In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH and New Holland (and Steyr for tractors in Western Europe only) brands, and to produce equipment in the historical colors of each brand. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a high percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s identity.

Tractors — Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH and New Holland brands. Tractors represented approximately 50% of our agricultural equipment net sales in 2006.

Combine Harvesters — Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which presents advantages with respect to certain crops and conditions. Our CX conventional combine, CR twin rotor combine and our AFX Axial-Flow rotor combine are modularly designed, allowing us to offer the three different threshing concepts from one product platform.

Other Key Product Lines — The hay and forage equipment is used primarily to harvest and mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/conditioners, rakes, round balers, square balers, and forage harvesters which may be either self-propelled or pulled by a tractor. We also specialize in other key market segments like cotton pickers, sugar and coffee harvester machines and self-propelled grape harvesters where New Holland is the worldwide leader.

Parts Support — We offer a full line of parts for all of our various agricultural equipment product lines.

Construction Equipment

Our construction equipment product lines are sold primarily under the Case or New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo technology for its key crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Japan, also provides a full product line on a global scale. In February, 2005, the historical New Holland brand family reorganized all of its dealer networks outside of North America to focus on the New Holland Construction brand name.

Our products often share common components to achieve economies of scale in R&D and manufacturing. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.

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

Wheeled Excavators — Wheeled excavators are a specialty excavator product on a wheeled base rather than a crawler base, typically used in the Western European market. Wheeled excavators, like backhoes, are self- transporting, while crawler excavators must be transported by truck from location to location.

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

Other Key Product Lines — In addition, we offer a full range of heavy equipment product lines including graders for all applications, dozers, and articulated dumpers.

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

Skid Steer Loaders — The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to 2,900 pounds lifting capacity. We are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for approximately two-thirds of world demand in 2006.

Mini and Midi Excavators — Mini and Midi excavators include all excavators that weigh less than 12 tons. Mini excavators are the most popular light equipment product in the Western European and Japanese markets and their popularity is growing rapidly in North America. This flexibility creates additional opportunities for machine usage in extremely tight working conditions. Our global alliance partner, Kobelco Japan, is a leader in mini, or compact, excavators.

Other Key Products — In addition, we offer a broad range of compact track loaders, wheel loaders, and telehandlers, which are four wheel drive, four wheel steering machines popular in Europe, equipped with a telescoping arm designed for lifting, digging and loading. Smaller telehandler machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Both can accommodate a wide range of attachments. Telehandler popularity has recently grown in North America.

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

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2006, 2005, and 2004.

Suppliers

We purchase a number of materials and components from third-party suppliers. In general, we are not dependent on any single supplier or exposed in any substantial way to individual price fluctuations in respect of the materials or commodities we purchase. We have approximately 3,000 global direct suppliers to our manufacturing facilities at December 31, 2006. We cannot avoid exposure to global price fluctuations such as have occurred in the last three years with the costs of steel, oil, and related products. In 2006, purchases from our 10 largest suppliers totaled approximately $1.2 billion and represented approximately 24% of our total material/component purchases.

In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment from other sources for resale to our dealers. The terms of purchase from an original equipment manufacturer (“OEM”), allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. Certain manufactured components are also purchased on an OEM basis. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2006, the total value of OEM purchases comprised approximately 15.8% of our total purchases.

Distribution and Sales

As of December 31, 2006, we were selling and distributing our products through approximately 11,500 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

Large construction equipment dealers often complete their product offering with products from more than one manufacturer due to historical relationships that have persisted through the consolidation of the industry.

In connection with our program of promoting our unified brand names and identity, we generally seek to have our dealers sell a full line of our products (such as tractors, combines, hay and forage, crop production, and parts). Generally, we achieve greater market penetration where each of our dealers sells the full line of products from only one CNH brand. Although appointing dealers that sell more than one of our brands is not part of our business model, some joint dealers exist, either for historical reasons or in limited markets where it is not feasible to have separate dealers for each CNH brand. In some cases, dealerships are operated under common ownership with separate facilities for each of our brands.

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

In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the dealer network. In Rest of World markets, our products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize our marketing costs. Generally, each of our distributors in Rest of World markets has responsibility for an entire country.

We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2006, we operated 9 company-owned dealerships, located in the United States, Canada and Germany. In North America, we operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that allows a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

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

In addition to our dealer network, we participate in several joint ventures, the significant of which are described below. As part of our strategy, we use these joint ventures to enter and expand in emerging markets, which involve increased risk.

In Japan, we own 50% of New Holland HFT Japan Inc. (“HFT”) which distributes our products in that country. HFT imports and sells a full range of New Holland’s agricultural equipment.

In Japan, we also own 20% of Kobelco Construction Machinery Co., Ltd. which manufactures and distributes construction equipment, primarily in Asia. Kobelco Construction Machinery Co., Ltd. is also a partner with CNH in joint ventures in Europe and North America, with CNH being the majority shareholder. These joint ventures manufacture and distribute construction equipment in Europe under the New Holland Construction brand and in North America under both the New Holland Construction and Kobelco brands.

In Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

In Turkey, we own 37% of two joint ventures, New Holland Trakmak Traktor ve Ziraet Makineleri A.S. and Turk Traktor ve Ziraet Makineleri A.S. New Holland Trakmak Traktor distributes New Holland tractors in Turkey. Turk Traktor manufactures various models of New Holland tractors.

In Mexico, we own 50% of CNH de Mexico S.A. de C.V. which manufactures and distributes New Holland agricultural and construction equipment for both the Case and New Holland Construction brand families.

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sales prices may be lower than the suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms on the purchase of certain products in certain areas.

We regularly advertise our products to the community of farmers, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with major distributors and dealers. The promotion strategy for each brand varies according to our customer targets for that brand.

Parts and Services

The replacement parts business is a major source of revenue for our company. The quality and timely availability of parts and service are important competitive factors, as they are significant elements in overall customer satisfaction and strong contributors to the original equipment purchase decision. Our sales of parts represented approximately 18% of our total net sales in 2006.

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

At December 31, 2006, we operated and administered 26 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This included 14 parts depots in North America, 6 in Europe, 3 in Latin America, and 3 in Australia. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support our equipment.

In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with two major suppliers of warehousing services. TNT Logistics, a subsidiary of TPG N.V., provides warehousing services in Latin America. In North America, we manage certain of our parts warehouses while Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services to us at other North American locations on a fee for service basis. We handle logistical arrangements directly with respect to parts operations in other areas of the world.

The development of a common global parts system for all products and brands is another key action to improve parts inventory management and customer service levels. We commenced implementation of the new system in 2006 and all regions are to have completed the transition by the end of 2007.

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

Our distributors and dealers also provide service support outside of the warranty period. Our service engineers or service training specialists train service personnel in one of several of our training facilities around the world or on location at dealerships.

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

Sale of Trade Accounts and Notes Receivables

We generate trade accounts and notes receivable from the sale of equipment to dealers. Most trade accounts and notes receivable are sold to Financial Services. Equipment Operations compensates Financial Services at market interest rates for these receivables. See Note 3 “Accounts and Notes Receivable” for further information.

Financial Services

Overview

Financial Services is our captive financing arm, providing financial services to dealers and customers in North America, Australia and Brazil. In conjunction with our joint venture with BPLG, a wholly-owned subsidiary of BNP Paribas, Financial Services provides retail customer financing in Western Europe and has begun the process of managing dealer receivables in certain countries in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to our dealers. As of December 31, 2006, Financial Services managed a portfolio of receivables of approximately $15.5 billion, including both on-and off-book assets and receivables managed for our joint venture in Western Europe. North America accounts for 63% of the managed portfolio, Western Europe 20% (which includes the receivables of our joint venture with BPLG), Brazil 12% and Australia 5%. Financial Services also provides insurance products to end-user customers and our dealer network.

Financial Services’ mission is to improve the effectiveness of its finance activities in supporting the growth of our equipment sales and to contribute to building dealer and end-user loyalty. Our strategy for meeting these objectives is to grow its core financing business through higher financing penetration of our equipment sales, expansion of our services offerings, new product development, marketing promotions and events and growth in markets where we sell equipment but do not provide financing and other services. In addition, Financial Services is focused on improving credit quality and service levels and increasing operational effectiveness. Financial Services also continues to grow its financing business in Western Europe as we leverage our joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries we service. Financial Services also seeks to expand our financing of used equipment through our dealers and related services, including expanded insurance offerings. In Western Europe and Brazil, we have extended our North American business model for centralizing the management of wholesale receivables within Financial Services.

Access to funding at competitive rates is key to the growth of Financial Services’ core business and expansion of our financing activities into new and existing geographic markets with new retail and wholesale product offerings. On a global level, we will continue to evaluate alternatives to help ensure that Financial Services continues to have access to capital on favorable terms in support of our business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement, allow us to be more responsive to customer needs, to introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace. We or BPLG may terminate the CNH Capital Europe SAS joint venture at any time, but the effective termination of the agreement cannot be prior to June 2008. We do not believe BPLG will terminate the joint venture. However, we believe the required six month advance notice would provide us with sufficient time to secure alternative financing for our retail financing in the European countries where the CNH Capital Europe SAS joint venture operates.

Finance Operations

In North America, Financial Services offers a wide variety of financial products including wholesale equipment financing for our dealers and end users, retail loans, finance leases, operating leases, credit cards, rental programs and insurance products. We have underwriting and portfolio management groups servicing the Agricultural Equipment and Construction Equipment businesses. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses.

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

In November, 2006, Financial Services and Fiat’s Maserati North America, Inc. formed Maserati Financial Services, becoming the preferred financing source for Maserati dealers throughout the U.S., with lease and finance solutions designed exclusively for Maserati customers. Maserati Financial Services is not expected to have an immediate material impact on our results of operations or financial position.

In January, 2007, Financial Services joined forces with Putzmeister America, Inc., a manufacturer of construction and material placement equipment, to offer Putzmeister Advantage Plus, a dedicated line of credit that Putzmeister customers can use for their day-to-day parts, service and accessory purchases. Advantage Plus is offered to Putzmeister’s approximately 25 distributors and 400-plus customers throughout the U.S. and Canada.

We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged to the borrower. Financial Services finances the majority of our new equipment sales in the regions where it is present due to its ability to offer, in some circumstances, below market finance rates as part of special marketing programs offered by Equipment Operations. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to low-cost funding sources. Financial Services relies on the financial markets, ABS, intercompany lending and cash flows to provide funding for its activities. Currently, Financial Services’ funding strategy in North America is twofold: (i) access capital markets through ABS transactions and (ii) expand the use of ABCP securitization financing to other portfolios such as credit cards and finance leases with the goal of reducing reliance on intersegment funding.

Asset-Backed Securitizations

Financial Services periodically accesses the public asset-backed securities market in the United States, Canada and Australia, and will continue to rely on the availability of liquidity through that market to fund our retail financing programs. We anticipate that, depending on continued market interest and other economic factors, Financial Services will continue to securitize its retail receivables in the United States, Canadian and Australian markets. Financial Services’ access to the asset-backed securities market will depend, in part, upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in the industries we serve. Securitization transactions in the United States are typically about $1.0 billion to $1.5 billion in size, in Canada are typically C$250 million to C$450 million (U.S. $215 million to $388 million) and in Australia are typically A$350 million to A$500 million (U.S. $276 million to $395 million). Financial Services applies the proceeds of the securitizations to repay outstanding debt that was funding the receivables while on our consolidated balance sheet.

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

     Other Litigation and Proceedings

In December, 2002, six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co., and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.) (“El Paso”) and Case, LLC (now known as CNH America LLC). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets from that business were transferred to Case in June, 1994. El Paso administers the health insurance programs for these employees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. The lawsuit arose after El Paso notified the retired employees that the employees had reached the cap limits and would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March, 2003, asking the court to order El Paso and/or Case to pay the above-cap amounts. On December 31, 2003, the court granted plaintiffs’ motion for preliminary injunction, ordering El Paso to resume paying the full costs of health insurance benefits for retirees (and surviving spouses) who retired prior to October 3, 1993. The court also stated that Case might be secondarily liable for these costs. On March 9, 2004, in response to El Paso’s motion for reconsideration, the court reversed itself and held that Case was primarily liable and ordered that Case pay the above-cap health insurance benefits. Case filed a motion for reconsideration and a motion for stay, both of which the court denied on June 3, 2004. Case and El Paso appealed to the 6th Circuit Court of Appeals, but the 6th Circuit affirmed the trial court. El Paso filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court of the vesting issue, and Case sought review of the alter ego ruling, as well as the vesting issue. On November 6, 2006, the U.S. Supreme Court denied El Paso’s and Case’s petitions. The matter now returns to the trial court. Trial is set for September/October, 2007.

In conjunction with the above litigation, Case filed a summary judgment motion with the district court asking the court to enforce the terms of a Reorganization Agreement, which Case believed obligated El Paso to defend Case and indemnify it for all expenses and losses arising from this lawsuit. On September 3, 2004, the district court granted Case’s summary judgment motion and ordered El Paso to make the monthly payments of approximately $1.8 million to cover the above-cap amounts. El Paso moved for reconsideration of that decision. On November 3, 2004, the court denied the motion, but did order that El Paso could request that Case make the initial monthly payment of approximately $1.8 million, but then El Paso must reimburse Case within ten days. El Paso appealed the part of the order requiring indemnification. On January 17, 2006, the 6th Circuit affirmed the district court’s grant of summary judgment in favor of Case. El Paso requested en banc review of the indemnification issue, which was denied. With Case’s right to indemnification now final, Case requested that El Paso repay the above-cap amounts paid by Case between April and September, 2004, but El Paso refused to do so. Case filed a motion for summary judgment asking the court to order El Paso to repay those amounts, plus attorneys’ fees and costs. In 2007, Case and El Paso have reached a settlement concerning full repayment of the above-cap amounts. In addition, El Paso will pay Case’s costs in litigating the alter ego issue on a going forward basis.

Three of the company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December, 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli. He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February, 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K.

claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($20.0 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($17.9 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, that must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing in the High Court took place in February, 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment is subject to an appeal process. The remaining issues are subject to a separate hearing. Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($20.0 million) and the £9.1 million ($17.9 million) that had been previously received. Neither repayment would impact our results of operations; however, the £9.1 million ($17.9 million) of surplus ACT would be re-established as a tax asset on the consolidated balance sheet. This asset would be available to use against taxation liability on future profits of the U.K. companies. In the event that we determined that future U.K. profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact our results of operations accordingly. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

In February, 2006, Fiat S.p.A. received a subpoena from the Securities and Exchange Commission (“SEC”) Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requests documents relating to certain Fiat-related entities, including certain of our subsidiaries with respect to matters relating to the United Nations Oil-for-Food Program with Iraq. A substantial number of companies, including certain of our entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October, 2005. This report alleged that these companies engaged in transactions under this program that involved inappropriate payments. Our entities named in the Report, CNH Italia S.p.A. and Case France S.A. (now known as CNH France S.A.), have provided documents and other information to the SEC which have, to some extent, been shared by the SEC with the United States Department of Justice (“DOJ”). It is our understanding that the SEC and the DOJ are reviewing the participation of several companies in the Program. We cannot predict what actions, if any, will result from the SEC and DOJ review or the impact thereof, if any, on the company.

C. Organizational Structure.

As of December 31, 2006, Fiat, owned approximately 90% of our outstanding common shares through Fiat Netherlands.

Fiat was founded in Turin, Italy on July 11, 1899. Fiat is a corporation organized under the laws of the Republic of Italy. Fiat and its subsidiaries operate in more than 190 countries. Fiat is engaged principally in the manufacturing and sale of automobiles, agricultural and construction equipment, and commercial vehicles. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications and service operations.

The Fiat Group’s operations are currently conducted through eleven operating sectors: Fiat Auto (renamed Fiat Group Automobiles in 2007), Maserati, Ferrari, Fiat Powertrain Technologies, Agricultural and Construction Equipment, Commercial Vehicles, Components, Production Systems, Metallurgical Products, Services, Publishing, and Communications. The companies making up these sectors include Fiat Auto S.p.A., Maserati S.p.A., Ferrari S.p.A., Fiat Powertrain Technologies S.p.A., CNH, Iveco, Magneti Marelli Holding S.p.A., Comau S.p.A., Teksid S.p.A., Business Solutions S.p.A., and Itedi-Italiana Edizioni, S.p.A.

On February 1, 2007, Fiat Auto S.p.A. was renamed Fiat Group Automobiles S.p.A.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2006, is set forth in an exhibit to this Form 20-F.

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

The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2006:

		Approximate
Location	Primary Functions	Covered Area(A)	Ownership Status

United States
Belleville, PA	Hay and Forage	542	Owned (C	)
Benson, MN	Agricultural Sprayers, Cotton	200	Owned
	Pickers/Packagers
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center	497	Owned
Calhoun, GA	Crawler Excavators and Dozers	269	Owned (B	)
Dublin, GA	Compact Tractors	65	Owned
Fargo, ND	Tractors; Wheel Loaders	633	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned (C	)
Grand Island, NE	Combine Harvesters	678	Owned
Lake Forest, IL	Administrative Offices	65	Leased (D	)
Mt. Joy, IL	Engineering Center	120	Leased
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,069	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,222	Owned/Leased
Wichita, KS	Skid Steer Loaders	738	Owned
Italy
Imola	Backhoe Loaders; Engineering Center	269	Owned
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro	Crawler Excavators	613	Owned (B	)
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Tracy — Le-Mont	Hydraulic Cylinders	204	Owned

		Approximate
Location	Primary Functions	Covered Area(A)	Ownership Status

United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Germany
Berlin	Graders, Engineering Center	50	Leased

Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Curitiba	Tractors; Combine Harvesters; Engineering	113	Owned
	Center
Piracicaba	Sugar Cane Harvesters	108	Owned
Canada
Saskatoon	Planting and Seeding Equipment;	635	Owned
	Components; Engineering Center
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage;	1,549	Owned
	Engineering Center
Others
St. Valentin, Austria	Tractors	462	Leased
Shanghai, China	Tractors	775	Leased (B	)
New Delhi, India	Tractors; Engineering Center	355	Owned
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	53	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-in thousands of square feet

(B)	-consolidated joint venture

(C)	-Facility to close by the end of 2008.

(D)	-Facility to close by the end of 2007.

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

Capital expenditures for environmental control and compliance in 2006 were approximately $5.7 million and we expect to spend approximately $7.9 million in 2007. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 47 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 21 are on the National Priority List promulgated pursuant to CERCLA. For 40 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”) and which was finalized in April, 2006. Within its proposal U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support U.S. EPA’s alleged scenario. After subsequent remedial investigations were completed by the U.S. EPA and us in 2006, U.S. EPA announced that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. In December, 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America, and prior owners of the property. While we are unable to predict the outcome of this proceeding, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 47 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $79 million. As of December 31, 2006, environmental reserves of approximately $50 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview of Businesses

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	adverse geopolitical, political and economic developments in our existing markets;

•	the effect of changes in laws and regulations;

•	the response of our competitors to adverse cyclical conditions; and

•	dealer inventory management.

In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices;

•	government agricultural policies and subsidies;

•	animal diseases and crop pests;

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts, and levels of industrial production;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the above-mentioned agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	general economic and capital market conditions;

•	used equipment prices; and

•	availability of funding through the ABS markets.

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

A. Operating Results.

The Consolidated data in this section includes CNH Global N.V. and its consolidated subsidiaries and conforms to the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 94 (as amended) “Consolidation of All Majority-Owned Subsidiaries.” In the supplemental consolidating data in this section, Equipment Operations (with Financial Services on the equity basis) include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services consolidating data in this section include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data. This presentation is consistent with the other consolidated and supplemental financial information presented throughout this report. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.

2006 Compared to 2005

Overview of Results

Our net income of $292 million in 2006 compared to a net income of $163 million in 2005. The increase in earnings resulted primarily from the positive results of Financial Services and the strength of our Construction Equipment businesses in Western Europe and Latin America.

Our Agricultural Equipment business gross margin increased in dollars and as a percent of net sales compared with 2005. Higher pricing ($164 million), favorable currency ($37 million), and favorable manufacturing efficiencies ($45 million) offset unfavorable volume and mix ($147 million), and economics ($29 million), particularly for higher steel costs. The Company’s destocking actions have affected both Tractors and Combine units sales worldwide and more than offset Latin America’s tractor industry recovery and the impact of new products.

Construction Equipment’s results improved significantly in 2006, as gross margin increased both in dollars and as a percent of net sales. Improved price realization ($121 million), favorable currency ($29 million), and the impacts of manufacturing efficiencies ($21 million) more than offset higher economics ($15 million). Volume and mix was essentially flat as destocking actions offset strong industry volumes.

Financial Services’ net income increased to $222 million in 2006, compared to $200 million in 2005. The increase in net income reflects portfolio growth in North America and Brazil and higher gains on asset backed securitizations partially offset by higher funding costs, higher sales, general and administrative (“SG&A”) expenses, including increased provisions for credit losses on the Brazilian agricultural portfolio as a result of government sponsored renegotiation programs, and higher other expense. The total managed portfolio at the end of 2006 increased by over 12% to $15.5 billion, compared to $13.8 billion at December 31, 2005.

Revenues

Consolidated revenues for 2006 totaled approximately $13.0 billion as compared to approximately $12.6 billion in 2005. Consolidated revenues were up approximately 3% compared to 2005. This reflects higher revenues at Financial Services and the impact of variations in foreign exchange rates. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $12.1 billion in 2006 as compared to approximately $11.8 billion in 2005. Adjusted for the impact of variations in foreign exchange rates, net sales of equipment were essentially flat with 2005 levels.

Net Sales of Equipment

Net sales of our Equipment Operations for the years ended December 31, 2006 and 2005 by geographic area were as follows:

	2006	2005
	(in millions)

Net sales
North America	$5,354	$5,698
Western Europe	3,843	3,643
Latin America	1,001	768
Rest of World	1,917	1,697

Total net sales	$12,115	$11,806

Net sales of equipment were up 3% in 2006, primarily due to variations in foreign exchange rates. The change in net sales excluding the impact of currency reflected an increase in net sales of construction equipment of approximately 8% and a decrease in net sales of agricultural equipment of approximately 2%.

Agricultural Equipment

	2006	2005
	(in millions)

Net sales
North America	$3,247	$3,552
Western Europe	2,566	2,517
Latin America	549	455
Rest of World	1,447	1,319

Total net sales	$7,809	$7,843

Net sales of agricultural equipment in 2006 were approximately flat compared to 2005. Excluding the results of variations in foreign exchange rates, agricultural equipment net sales would have been down 2%. Worldwide, in addition to the currency impact, net sales increased primarily from improved price realization ($164 million) and from new products ($68 million). These positive factors were offset by a reduction in net sales from lower sales of equipment and unfavorable mix ($331 million), primarily resulting from the Company’s destocking actions.

In North America, net sales of agricultural equipment decreased by about 9% in 2006 compared with 2005, including increases related to variations in foreign exchange rates of approximately 1%. Wholesale unit sales of tractors and combines decreased by approximately 16.5%. Total market demand for agricultural tractors in North America was down 3% compared with 2005. Demand for under 40-horsepower tractors decreased by 3%. Industry demand for mid-sized (40- to 100-horsepower) tractors was slightly up; demand for large two wheel drive tractors over 100-horsepower decreased by approximately 13%, while demand for four wheel drive articulated tractors decreased by 15%. Combine market demand was down approximately 7%. Our wholesale unit sales declined as our overall agricultural tractor market penetration decreased slightly, while our combine market penetration was slightly positive compared to 2005.

In Western Europe, net sales of agricultural equipment increased by 2%. Variations in foreign exchange rates accounted for 1%. Overall tractor and combine market demand, as measured in units, increased by about 2% in 2006. Our wholesale unit sales declined slightly as market penetration was almost flat for both tractors and combines.

In Latin America, net sales of agricultural equipment in 2006 were 21% higher than in 2005, including increases related to variations in foreign exchange rates of approximately 7%. Market demand for tractors was up by approximately 1% led by a 16% increase in Brazilian tractor industry demand. Market demand for combines decreased by 36% led by a 31% decline in Brazil. Tractor market demand in Argentina, instead, decreased by about 12% and the market in Argentina for combines declined by approximately 31%. Market demand was influenced by levels of commodity prices and local exchange rates vis-à-vis the U.S. dollar which is the currency in which most commodities are priced. Year-over-year, our unit wholesale volumes in Latin America increased led by an increase in market penetration for both tractors and combines.

In these major markets, net sales of agricultural equipment in 2006 were 2% lower than in 2005, including increases related to variations in foreign exchange rates of approximately 2%. Market demand for tractors was down by approximately 1% and demand for combines decreased by 13% led by the decrease of the Latin American combine market. Our wholesale unit sales declined but market penetration was essentially flat for tractors and slightly positive for combines.

In Rest of World, net sales of agricultural equipment in 2006 increased by approximately 10% compared to 2005. Variations in foreign exchange rates, had a nominal impact. Wholesale unit sales of tractors and combines in 2006 were lower than in 2005. Market penetration declined for both tractors and combines.

Overall in 2006, worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 9% higher than in 2005. Worldwide demand for tractors increased by about 9%, on the strength of a 25% increase in demand in Rest of World markets. Worldwide demand for combines was estimated to be down approximately 7% over the level in 2005, driven by a 36% decline in combine industry volumes in Latin America. On a unit basis, our worldwide retail sales of major agricultural equipment increased. Our overall tractor market share declined by about 0.9 percentage points from 2005, and our combine market share increased approximately 0.7 percentage points. In total, we under produced retail demand by about 1%. At year-end, total company and dealer inventories were about one-half of a month lower than at year-end 2005, on a forward months supply basis.

Construction Equipment

	2006	2005
	(in millions)

Net sales
North America	$2,107	$2,146
Western Europe	1,277	1,126
Latin America	452	313
Rest of World	470	378

Total net sales	$4,306	$3,963

Net sales of construction equipment increased by approximately 9% in 2006 compared with 2005. Approximately 1% of this increase resulted from the variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased from improved net price realization ($121 million), higher volumes and improved product mix ($51 million) and from new products ($87 million).

In North America, net sales of construction equipment decreased by approximately 2% in 2006 compared with 2005 including a partial offset due to the variations in foreign exchange rates of approximately 1%. The market demand for backhoe loaders and for skid steer loaders decreased by 13%, the market demand for heavy construction equipment increased by about 3%. The total North American market demand for construction equipment decreased by about 6% compared with 2006. Our total heavy and light equipment wholesale unit sales decreased due to lower market demand, but we maintained our overall market penetration.

In Western Europe, net sales of construction equipment increased by 13% including variations in foreign exchange rates of about 1%. Overall market demand for total heavy and light equipment, as measured in units, increased by approximately 9% in 2006. Our overall wholesale unit sales increased and our market penetration was stable.

In Latin America, net sales of construction equipment increased by 44% in 2006 compared with 2005, including approximately 8 percentage points related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by about 29%, including a 37% increase in market demand for backhoe loaders, a 30% increase in market demand for skid steer loaders and a 24% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased, and our overall market penetration also increased.

In these major markets, net sales of construction equipment in 2006 were 6% higher than in 2005, including increases related to variations in foreign exchange rates of approximately 2%. Market demand for backhoe loaders was down by approximately 4% and demand for skid steer loaders decreased by 9%, however market demand for heavy construction equipment was up by 8%. Our wholesale unit sales declined slightly and market penetration was up for backhoe loaders and skid steer loaders and down slightly for heavy construction equipment. Overall, our market penetration was up.

In Rest of World, where we have a minimal presence, net sales of construction equipment increased by 24% in 2006 compared with 2005. Variations in foreign exchange rates had a nominal impact on net sales of equipment in Rest of World Markets. Total Rest of World market demand, as measured in units, increased by about 24%, including a 33% increase in market demand for backhoe loaders, a 19% increase in market demand for skid steer loaders and a 23% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased, and our overall market penetration was up.

Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by about 8% in 2006 compared with 2005. Market demand increased in every market except for North America and for all of our major product categories except for the skid steer loaders. World market demand for backhoe loaders, on a unit basis, increased by about 7% while demand for skid steer loaders decreased by about 5%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 10%. Worldwide demand for our heavy construction equipment product lines increased by approximately 14%. On a unit basis, our construction equipment market penetration was down approximately 0.3 percentage points. Production was about 1% higher than retail unit volumes for the year. At year-end total company and dealer inventories were about one month lower than at year-end 2005, on a forward months supply basis.

Finance and Interest Income

Consolidated finance and interest income increased from $769 million in 2005 to $883 million in 2006 largely due to the increase in Financial Services’ revenues. Revenues for Financial Services totaled $952 million in 2006, an increase of $151 million from the $801 million reported in 2005. The increase in revenues reflects portfolio growth in North America and Brazil and higher gains on asset backed securitizations.

Costs and Expenses

Costs of goods sold was stable at approximately the same level as 2005, and, as a percentage of net sales of equipment, decreased from 84.1% in 2005 to 82.0% in 2006. Gross margin (net sales of equipment less cost of goods sold), expressed as a percentage of net sales of equipment, improved to 18.0% in 2006 compared to 15.9% in 2005, primarily on the strength of our agricultural and construction equipment operations in Europe. This increase in gross margin percentage reflected an increase in the gross margins of both construction equipment and agricultural equipment from 2005. In total, the gross margin increase, expressed in dollars, reflects higher pricing ($285 million), favorable currency ($66 million), manufacturing efficiencies ($66 million), and purchasing savings

($35 million) which more than offset unfavorable volume and mix ($151 million) and economics ($44 million). Capacity utilization in 2006 was approximately 63%, compared to approximately 64% in 2005.

In 2006, consolidated SG&A expenses increased by $71 million to approximately $1.25 billion from $1.18 billion in the prior year, reflecting increases at both Equipment Operations and at Financial Services. In Equipment Operations, SG&A expenses increased by $51 million to $1.0 billion in 2006 from $964 million in 2005, and increased as a percentage of net sales of equipment, from 8.2% in 2005 to 8.4% in 2006. The increase in SG&A expenses in Equipment Operations was driven primarily by increased investments to better support CNH’s dealers and enhance global sourcing initiatives as well as expenses attributable to variations in foreign exchange rates, and inflation.

At Financial Services, SG&A expenses increased by $20 million. The increase was due mainly to increase in headcount, higher year-over-year provisions for credit losses on the Brazilian Agricultural portfolio as a result of government sponsored renegotiation programs and expenses attributable to our variable compensation plan. Also see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Funding” for a discussion of recent actions taken by the Brazilian government.

Delinquency percentages for our North American core portfolio were 1.7% and 1.9% for 2006 and 2005, respectively, and annual loss percentages for the North American core portfolio increased to 0.5% at December 31, 2006, from 0.4% at December 31, 2005. Delinquency percentages for our Latin American portfolio were 8.1% and 4.0% for 2006 and 2005, respectively, and annual loss percentages for the Latin American core portfolio increased to 0.5% at December 31, 2006, from 0.1% at December 31, 2005.

Total salaried headcount increased by about 200 persons, from approximately 10,100 at the end of 2005 to approximately 10,300 at the end of 2006. The majority of the increases in salaried personnel were to support the growth of Financial Services’ North American credit card, insurance portfolio, and retail servicing operations, and to support Equipment Operations product development, quality and strategic sourcing initiatives.

Ongoing R&D expenses increased by $64 million from $303 million in 2005 to $367 million in 2006. The increase was accounted for by investments to improve product quality and reliability and to support new emission compliant products and variations in foreign exchange rates. Excluding currency variations, R&D expenses increased by approximately $62 million. Expressed as a percentage of net sales of equipment, R&D expenses increased to 3.0% in 2006 compared with 2.6% in 2005.

Our consolidated worldwide employment level has declined by approximately 100 persons from approximately 25,400 at the end of 2005 to approximately 25,300 at the end of 2006, largely due to reductions of hourly headcount in North America. As indicated above, year-end 2006 salaried headcount increased from approximately 10,100 at year-end 2005 to approximately 10,300 at year-end 2006.

During 2006, we recorded $96 million in pre-tax restructuring costs, consisting of $94 million in Equipment Operations and $2 million in Financial Services. These restructuring costs primarily relate to severance and other employee-related costs incurred due to headcount reductions, and in the United States, the closure of two manufacturing facilities. In 2006, we recorded $34 million of restructuring expense relating to the headcount reduction plan and $17 million relating to the industrial manufacturing and logistic reorganization in North America. CNH anticipates that the cost of these actions, in total, will be approximately $100 million before tax. Approximately $50 million, before tax, was recognized in the fourth quarter of 2006 with the balance to be recognized in 2007 and beyond. Additionally, we recorded $13 million related to the closure of our Berlin facility and $10 million related to an agricultural equipment manufacturing line rationalization. See “Note 11: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.

Consolidated Interest expenses-Fiat affiliates decreased from $99 million in 2005 to $66 million in 2006 principally due to a decrease at Equipment Operations from $72 million in 2005 to $49 million in 2006, the majority of which relates to the repayment of debt with Fiat in conjunction with the early 2006 bond issuance. Interest expenses-other increased, reflecting increased funding requirements at Financial Services to support portfolio growth.

Equipment Operations provides interest free floor plan financing to its dealers, primarily in North America, to support wholesale net sales of equipment to its dealers. In Western Europe, Equipment Operations provides extended payment terms to its dealers to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services purchases these receivables from Equipment Operations, manages the deal credit exposure, controls losses and provides funding. Equipment Operations reimburses Financial Services for interest free or low rate financing. This is included in Interest compensation to Financial Services. Interest compensation to Financial Services by Equipment Operations increased by $76 million in 2006 to $235 million because of high balances of interest free financing provided and the full year impact in 2006 of our initiative to centralize management of wholesale receivables within Financial Services.

Other, net increased to $359 million in 2006 from $280 million in 2005. The increase in Other, net was primarily attributable to increased inactive benefit costs and higher litigation and product liability provisions.

Tax Rates — Consolidated

For the year ended December 31, 2006, our effective income tax rate was 39.6%. Our effective tax rate differs from the Dutch statutory rate of 29.6% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, the impact of utilizing tax losses against which valuation allowances were recorded, higher tax rates in certain jurisdictions and the reversal of valuation reserves on deferred tax assets in certain jurisdictions where it is now deemed more likely than not that the assets will be realized. Also, see “Note 10: Income Taxes” of our consolidated financial statements.

Equity In Income (Loss) of Unconsolidated Subsidiaries and Affiliates

During 2006, total Equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $56 million, $8 million more than the $48 million reported in 2005. Financial Services equity in income of unconsolidated subsidiaries decreased $1 million during 2006 due to slightly lower results in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from a profit of $39 million in 2005 to a profit of $48 million in 2006, more than accounted for by improvements in Turkey, Mexico and Pakistan.

Net Income

For the year ended December 31, 2006, our consolidated net income, including the impact of pre-tax restructuring charges of $96 million, was $292 million. This compares to a 2005 consolidated net income of $163 million, which included pre-tax restructuring charges of $73 million. On a diluted basis, earnings per share was $1.23 in 2006 compared to diluted earnings per share of $0.70 in 2005, based on diluted weighted average shares outstanding of 236.8 million and 234.4 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 26% and 18%, respectively, in 2006 and 2005 to evaluate the results of our operations, net of these restructuring costs.

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

During 2006, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened except for the Australian dollar which weakened approximately 1.2% and the Japanese yen which weakened approximately 5.7%. Specifically the British pound (1.2%), the euro (0.9%), the Canadian dollar (7.1%), and the Brazilian real (11.7%) strengthened when compared to the U.S. dollar. The impact of all currency movements

(including transactions and hedging costs) increased net sales by approximately $183 million or 1.5% and increased the absolute gross margin by approximately $66 million or 3.0%. However, the impact on net income was an increase of approximately $55 million, as SG&A and R&D costs increased by approximately $10 million.

2005 Compared to 2004

Overview of Results

Our net income of $163 million in 2005 compared to a net income of $125 million in 2004. The increase in earnings resulted primarily from the positive results of Financial Services and the strength of our Construction Equipment businesses in the Americas.

Our Agricultural Equipment business gross margin remained flat in dollars but increased slightly as a percent of net sales compared with 2004. Higher pricing, favorable currency and favorable manufacturing efficiencies offset unfavorable volume and mix, and economics, particularly for higher steel costs. Improvements in North America and Western Europe were offset by declines in Latin America, where industry retail unit sales dropped 19% for tractors and 58% for combines due to the strong Brazilian real exchange rate which cut significantly into export farmers’ profitability and a severe drought in the southern Brazilian states.

Construction Equipment’s results improved significantly in 2005, as gross margin increased both in dollars and as a percent of net sales. Improved price realization, volume and mix, and the impacts of our manufacturing rationalization actions more than offset higher steel costs and other economics.

Financial Services’ net income increased to $200 million in 2005, compared to $159 million in 2004. The significant increase in the results of Financial Services reflects better spreads on our ABS transactions and higher net interest margins measured in dollars. Continued improvements in portfolio quality have resulted in steady declines in past due and delinquency rates in the core business of Financial Services. The total managed portfolio at the end of 2005 increased by approximately 4% to $13.8 billion, compared to $13.3 billion at December 31, 2004.

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

Net sales of equipment were up 2% in 2005, primarily due to variations in foreign exchange rates. The change in net sales excluding the impact of currency reflected an increase in net sales of construction equipment of approximately 11% and a decrease in net sales of agricultural equipment of approximately 4%.

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

Overall in 2005, worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 7% higher than in 2004. Worldwide demand for tractors increased by about 8%, on the strength of a 34% increase in demand in Rest of World markets. Industry demand in North America was flat compared with 2004, while demand in Western Europe is estimated to have declined by approximately 6% and tractor industry demand in Latin America is estimated to have declined by 19%. Worldwide demand for combines was estimated to be down approximately 14% over the level in 2004, driven by a 58% decline in combine industry volumes in Latin America. Market demand in North America was up slightly compared with 2004 while demand in Western Europe increased by about 10% and in Rest of World markets by about 19%. On a unit basis, our worldwide retail sales of major agricultural equipment declined. Our overall tractor market share declined by about 3.1 percentage points from 2004, and our combine market share declined approximately 2.1 percentage points. In total, we over produced retail demand by about 5%. At year-end, total company and dealer inventories were about one month higher than at year-end 2004, on a forward months supply basis.

In North America, net sales of agricultural equipment increased by about 5% in 2005 compared with 2004, including increases related to variations in foreign exchange rates of approximately 1%. Wholesale unit sales of tractors and combines decreased by approximately 6%. Total market demand for agricultural tractors in North America was flat compared with 2004. Demand for under 40-horsepower tractors decreased by 4%. Industry demand for mid-sized (40- to 100-horsepower) tractors increased by about 6%; demand for large two wheel drive tractors over 100-horsepower increased by approximately 1%, while demand for four wheel drive articulated tractors decreased, but by less than 1%. Combine market demand was up by 1%. Our wholesale unit sales declined as our overall agricultural tractor market penetration decreased by about one and one-half percentage points, while our combine market penetration was the same as in 2004. We overproduced retail demand by approximately 12% during the year.

In Western Europe, net sales of agricultural equipment decreased by 6%. Variations in foreign exchange rates had no impact on net sales of equipment in Western Europe. Overall tractor market demand, as measured in units, decreased by about 10% in 2005 and overall combine market demand increased by about 6%. Our wholesale unit sales declined slightly as market penetration decreased by about two percentage points for both tractors and combines. Production was at almost the same level as retail unit sales during the year.

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

In Rest of World, net sales of agricultural equipment in 2005 increased by approximately 8% compared to 2004. Variations in foreign exchange rates, accounted for about 2 percentage points of the increase. Wholesale unit sales of tractors and combines in 2005 were about 24% higher than in 2004 and production was higher than retail unit demand by about 3%. Market penetration declined by about 6 percentage points for tractors and decreased by about 1 percentage point for combines.

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

In North America, net sales of construction equipment increased by approximately 16% in 2005 compared with 2004. Variations in foreign exchange rates increased net sales by about 1%. Wholesale unit sales of our total heavy and light construction equipment products increased by almost 4% and production was approximately 6% higher than retail sales. Wholesale unit sales of backhoe loaders and heavy construction equipment products increased, while wholesale unit sales of skid steer loaders declined, primarily due to the delayed launch of our new generation of skid steer loader products during the first half of the year. The total North American market demand for light and heavy construction equipment increased by about 13%, including increases of 9% for backhoe loaders, 1% for skid steer loaders and 15% for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased due to higher market demand, but our overall market penetration decreased by about two percentage points. We overproduced retail demand by approximately 6% during the year.

In Western Europe, net sales of construction equipment decreased by 2%. Variations in foreign exchange rates has no impact on net sales of equipment in Western Europe. Overall market demand for total heavy and light equipment, as measured in units, increased by approximately 7% in 2005. Production was approximately 3% higher than retail unit sales and wholesale unit sales declined slightly. In early 2005, in Western Europe and Latin America, we consolidated our New Holland Construction brand family into one distribution network structure to better serve our customer base with a greater selection of products in the dealer network and to strengthen our marketing and parts and service support to our dealers. This consolidation was the last phase of finalizing our worldwide dual brand, dual distribution network structure. In connection with this consolidation, we terminated certain dealer relationships in Europe where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. In the first half of 2005 this consolidation had a negative impact on our net sales of equipment, but we were able to begin to increase net sales in the second half of the year and participate in the industry up-turn. Our total heavy and light equipment wholesale unit sales decreased due to the network consolidation and our overall market penetration decreased by about one percentage point. We overproduced retail demand by approximately 4% during the year.

In Latin America, net sales of construction equipment increased by 58% in 2005 compared with 2004, including approximately 13 percentage points related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by about 30%, including a 47% increase in market demand for backhoe loaders, a 32% increase in market demand for skid steer loaders and a 21% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Latin America increased by about 22%, and our overall market penetration decreased by about one percentage point. We produced at a level that approximates retail sales.

In Rest of World, where we have a minimal presence, net sales of construction equipment increased by 13% in 2005 compared with 2004. Variations in foreign exchange rates had minimal impact on net sales of equipment in Rest of World Markets. Total Rest of World market demand, as measured in units, increased by about 11%, including a 29% increase in market demand for backhoe loaders, a 15% increase in market demand for skid steer loaders and a 4% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased by about 17%, and our overall market penetration was at approximately the same level as in 2004. We under-produced retail sales by approximately 2%.

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

In 2005, consolidated SG&A expenses increased by $77 million to approximately $1.2 billion from $1.1 billion in the prior year, reflecting increases at both Equipment Operations and at Financial Services. In Equipment Operations, SG&A expenses increased by $45 million to $964 million in 2005 from $919 million in 2004, and increased as a percentage of net sales of equipment, from 8.0% in 2004 to 8.2% in 2005. The increase in SG&A expenses in Equipment Operations was driven primarily by variations in foreign exchange rates, inflation, and increased investments to better support CNH’s dealers, enhance global sourcing initiatives and strengthen logistics operations, as well as expenses attributable to our variable compensation plan. Total salaried headcount increased by about 200 persons, from approximately 9,900 at the end of 2004 to approximately 10,100 at the end of 2005. The majority of the increases in salaried personnel were at Equipment Operations to support CNH’s global sourcing initiatives.

At Financial Services, SG&A expenses increased by $32 million. The increase was due mainly to higher U.S. labor costs, higher year-over-year provisions for loan losses and expenses attributable to our variable compensation plan.

Although we believe that the cessation of originations in the non-core portfolios has significantly reduced the potential for additional future charges, we may need to record additional loan loss provisions if there is an unanticipated deterioration in market conditions affecting the underlying industries. The following information summarizes the significance of these non-core portfolios relative to our total managed loan portfolios and certain performance-related data as of December 31, 2005, 2004, and 2003:

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

By comparison, delinquency percentages for our North American core portfolio were 1.9% and 2.5% for 2005 and 2004, respectively, and annual loss percentages for the North American core portfolio increased to 0.4% at December 31, 2005, from 0.3% at December 31, 2004.

Ongoing R&D expenses increased by $26 million from $277 million in 2004 to $303 million in 2005. The increase was accounted for by variations in foreign exchange rates and investments to improve product quality and to support new emission compliant products. Excluding currency variations, R&D expenses increased by approximately $22 million. Expressed as a percentage of net sales of equipment, R&D expenses increased to 2.6% in 2005 compared with 2.4% in 2004.

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

During 2005, we recorded $73 million in pre-tax restructuring costs, including $71 million in Equipment Operations and $2 million in Financial Services. These restructuring costs primarily relate to severance and other costs incurred due to headcount reductions, facility closings and our recently announced brand initiatives. In 2005, we recorded $30 million of restructuring expense relating to the closure of the Berlin, Germany construction equipment manufacturing facility. This charge primarily relates to costs to be incurred for severance under on-going benefit arrangements. Subsequent to December 31, 2005, CNH will incur additional charges for the closure of the facility in Berlin related to lease termination, additional severance and other closure costs. See “Note 11: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.

Consolidated Interest expenses-Fiat affiliates rose from $88 million in 2004 to $99 million in 2005 principally due to an increase at Equipment Operations from $63 million in 2004 to $72 million in 2005, the majority of which relates to additional debt in Brazil. Interest expenses-other increased, reflecting the trend of rates in the U.S. and, especially at the end of the year, in Europe.

Equipment Operations provides interest free floor plan financing to its dealers, primarily in North America, to support wholesale net sales of equipment to its dealers. In Western Europe, Equipment Operations provides extended payment terms to its dealers to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services purchases these receivables from Equipment Operations, manages the deal credit exposure, controls losses and provides funding. Equipment Operations reimburses Financial Services for interest free or low rate financing. This is included in Interest compensation to Financial Services. Interest compensation to Financial Services by Equipment Operations increased by $46 million in 2005 to $159 million because of high balances of interest free financing provided and the enlargement of the European receivables securitization program which has transferred management of additional receivables from Equipment Operations to Financial Services.

Other, net increased to $280 million in 2005 from $265 million in 2004. The increase in Other, net was primarily attributable to increased pension costs and a reduction of gains on sales of fixed assets which didn’t occur in 2005. Offsetting these increases was lower operating lease depreciation at Financial Services as that portfolio runs off the books.

Tax Rates — Consolidated

Our effective tax rate was approximately 45% in 2005. In 2005, we reached an agreement with a government agency regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities. For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed above and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed above. Also, see “Note 10: Income Taxes” of our consolidated financial statements.

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

Net Income

For the year ended December 31, 2005, our consolidated net income, including the pre-tax impact of restructuring charges of $73 million, was $163 million. This compares to a 2004 consolidated net income of $125 million, which included pre-tax restructuring charges of $104 million. On a diluted basis, earnings per share (“EPS”) was $0.70 in 2005 compared to diluted earnings per share of $0.54 in 2004, based on diluted weighted average shares outstanding of 234.4 million and 233.5 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 18% and 35%, respectively, in 2005 and 2004 to evaluate the results of our operations, net of these restructuring costs.

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

During 2005, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened except for the British pound which weakened approximately 0.7%. Specifically the Australian dollar (3.7%), the euro (0.1%), the Canadian dollar (7.3%), and the Brazilian real (20.3%) strengthened when compared to the U.S. dollar. The impact of all currency movements (including transactions and hedging costs) increased net sales by approximately $161 million or 1.4% and increased the absolute gross margin by approximately $32 million or 1.8%. However, the impact on net income was a decrease of approximately $5 million, as SG&A and R&D costs increased by approximately $18 million while Other, net, interest expense and Equity in income (loss) of unconsolidated subsidiaries and affiliates also increased. The impact on taxes and minority interests was a slight benefit.

Application of Critical Accounting Estimates

The preparation of our financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the Audit Committee of our Board of Directors. We believe that our most critical accounting estimates, which are those that require management’s most difficult, subjective and complex judgments, are summarized below. Our other accounting policies are described in the notes to the consolidated financial statements.

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

The total allowance for credit losses at December 31, 2006, 2005, and 2004 were $258 million, $247 million, and $211 million, respectively. The total allowances for credit losses increased in both 2006 and 2005 primarily due to the worsening of the Brazilian Agricultural portfolio performance and an increase in global portfolios.

The assumptions used in evaluating our exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Holding other estimates constant, a 0.1 percentage point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $10 million to the allowance for credit losses at December 31, 2006.

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

Total operating lease residual values at December 31 2006, 2005, and 2004 were $143 million, $108 million, and $170 million, respectively.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5% from our present estimates, the total impact would be to increase our depreciation on equipment on operating leases by approximately $7 million. This amount would be charged to depreciation during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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

The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2006, are as follows:

	Weighted Average	10%	20%
	Assumptions	Change	Change
		(in millions)

Constant prepayment rate	17.87%	$.2	$.5
Expected credit loss rate	.71%	$3.1	$6.3
Discount rate	10.65%	$4.2	$8.3
Remaining maturity in months	17

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

Goodwill and indefinite-lived intangible assets are tested for impairment annually, and they will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. We perform our annual impairment review during the fourth quarter of each year. Impairment testing for goodwill is done at a reporting unit level. Beginning in 2006, we have identified five reporting units: CaseIH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands, and Financial Services. To determine fair value, we have relied on two valuation models: guideline company method and discounted cash flow.

Our estimates of cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of our profit improvement initiatives.

     Realization of Deferred Tax Assets

We have deferred tax assets of $2.8 billion and a valuation allowance against these assets of $1.1 billion as of December 31, 2006. Of this amount, $1.2 billion of the deferred tax assets and a corresponding valuation allowance of $1.0 billion relate to tax loss carry forwards.

We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In completing this determination, we generally evaluate, by taxing jurisdiction, recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carry forwards expire as well as the impact of our profit improvement initiatives on future earnings. CNH’s expectations of future profitability were based on assumptions regarding market share, the profitability of new model introductions and the benefits from capital and operating restructuring actions.

Reference is made to “Note 10: Income Taxes” of our consolidated financial statements for further information on our accounting practices related to the realizability of deferred tax assets.

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

The sales incentive accruals at December 31, 2006, 2005, and 2004 were $552 million, $533 million, and $407 million, respectively. The total allowance accruals recorded at the end of December 31, 2006, increased compared to the end of 2005 and 2004 primarily due to revenue growth and our focus on recapturing market share.

The estimation of the sales allowance accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales allowance costs to net sales from dealers. Over the last three years, this percent has varied by approximately plus or minus 0.25 percentage points, compared to the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if this experience were to increase or decrease 0.25 percentage points, the sales allowances for the year ended December 31, 2006, would increase or decrease by approximately $37 million.

     Warranty Costs and Campaigns

At the time a sale of a piece of equipment to a dealer is recognized or when an extended warranty program is sold, we record the estimated future warranty costs for the product. We generally determine our total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. Campaigns are formal post-production modification programs approved by management. The liability for such programs are recognized when approved, based on an estimate of the total cost of the program. Our warranty and campaign obligations are affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the modification and warranty liability would be required.

The product warranty, extended warranty and campaign accruals at December 31, 2006, 2005, and 2004 were $277 million, $247 million, and $239 million, respectively. The increase in 2006 was primarily due to revenue growth and our intensified focus on improving product quality and reliability.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last three years, this percentage has varied by approximately 0.1 percentage points, compared to the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.1 percentage points, the warranty expense for the year ended December 31, 2006, would increase or decrease by approximately $15 million.

Reference is made to “Note 14: Commitments and Contingencies” of our consolidated financial statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

     Defined Benefit Pension and Other Postretirement Benefits

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements, we sponsor pension and other retirement plans in various countries. In the U.S. and the U.K., we have major defined benefit pension plans that are separately funded. Our pension plans in Germany and certain other countries, however, are not funded. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors, which attempt to anticipate future events. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated financial statements. We recognize net gain or loss as a component of our pension and other retirement plans expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on 2006 pension and other postretirement benefit costs and obligations:

	2006 Benefit Cost		Year End Benefit Obligation
	(income)/expense		increase/(decrease)
	One Percentage-	One Percentage-	One Percentage-	One Percentage-
	Point Increase	Point Decrease	Point Increase	Point Decrease
		(in millions)

Pension benefits — U.S.:
Assumed discount rate	(8.7)	8.5	(121.3)	134.9
Expected long-term rate of return on plan assets	(9.0)	9.0	N/A	N/A
Pension benefits — International:
Assumed discount rate	(9.9)	14.5	(271.0)	317.0
Expected rate of compensation increase	8.5	(6.6)	48.0	(44.5)
Expected long-term rate of return on plan assets	(10.7)	10.7	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(15.5)	15.6	(142.7)	159.2
Assumed health care cost trend rate (initial and ultimate)	33.0	(25.8)	158.8	(133.3)

The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2006, were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005 and 2004 were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.

The expected long-term rate of return on plan assets reflects the expected return based on the outlook for inflation, fixed income returns, and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

The expected weighted-average rate of return on plan assets was 8.25% for 2006 and 2005 for U.S. plans. The expected weighted-average rate of return on plan assets was 7.01% and 7.16% for 2006 and 2005 for non-U.S. plans (primarily in the U.K. and Canada).

The actual return on plan assets in 2006 was 10.5% for U.S. plan assets and 7.8% for U.K. plan assets.

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

As a result of recent experience we will maintain the 2006 initial annual estimated rate of increase in the per capita cost of healthcare at 10% for 2007 despite earlier expectations that this rate would decrease.

Product Liability Reserve

Our product liability reserve is established based upon reported claims and actuarial estimates for incurred but not reported losses. This reserve is based on estimates and ultimate settlements may vary significantly from our estimates due to changes in the estimated exposure on claims or growth in the number of claims.

Income Tax Reserves

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. We believe that some of our tax positions could be challenged by the taxing authorities. The estimate of our tax contingency reserves contain uncertainties because management must use judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

New Accounting Pronouncements

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are in the process of determining the impact SFAS No. 159 will have on our financial position and results of operations.

In September, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB SFAS Nos. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005, or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its postretirement benefit plans. See Note 12 “Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. We have not yet determined the impact, if any; the implementation of SFAS No. 157 may have on our financial position or results of operations.

In July, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of determining the impact FIN 48 will have on our financial position and results of operations.

In March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006; however, early adoption is permitted as of the beginning of an entity’s fiscal year. We have determined the impact of SFAS No. 156 will not be material to our financial position or results of operations upon adoption.

In February, 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SAFS No. 133”), and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement 125” (“SFAS No. 140”) and resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS No. 155: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, although early adoption is permitted as of the beginning of an entity’s fiscal year. We have determined the impact of SFAS No. 155 will not be material to our financial position or results of operations upon adoption.

B. Liquidity and Capital Resources.

The following discussion of liquidity and capital resources principally focuses on consolidated statements of cash flows, our consolidated balance sheets and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2007.

Cash Flows

Our cash flows from operating activities are primarily a result of net income, adjusted for non-cash provisions and working capital requirements. Our cash flows from investing and financing activities principally reflects capital expenditures, changes in deposits with Fiat affiliates cash management pools, our level of investment in financial receivables, changes in our funding structure and dividend payments.

The $71 million decrease in consolidated cash and cash equivalents, during the year ended December 31, 2006, reflects the utilization of cash in our investing and financing activities, which more than offset the positive cash flow from operating activities. Cash and cash equivalents at Financial Services increased by $84 million, while cash and cash equivalents at Equipment Operations decreased by $155 million.

     Cash Flows from Operating Activities

	For the Years Ended December 31,
	2006	2005	2004
		(in millions)

Equipment Operations	$715	$849	$879
Financial Services	(39)	(240)	200
Eliminations	(69)	(60)	(109)

Consolidated	$607	$549	$970

Equipment Operations generated operating cash flow in 2006 from net income of $292 million, adjusted for non-cash provisions and increases in inventory, accounts payables and accrued liabilities. The slight reduction in year-over-year cash flows from operating activities in Equipment Operations reflects a higher level of cash paid for income taxes and a deterioration in working capital which offset the growth of net income which was up from $163 million in 2005.

Financial Services used $39 million of cash for operating activities in 2006, as a result of net income of $222 million, offset by an increase in the dealer receivable level and decreases in accrued and other liabilities. The year-over-year improvement in cash flows from operating activities of Financial Services is primarily attributable to the stabilization of wholesale volumes, which only slightly increased in 2006, the effect of wholesale receivable sales from Equipment Operation in Brazil and increased receivable sales in other countries such as France.

     Cash Flows from Investing Activities

	For the Years Ended December 31,
	2006	2005	2004
		(in millions)

Equipment Operations	$(88)	$331	$22
Financial Services	(346)	172	(503)
Eliminations	—	13	85

Consolidated	$(434)	$516	$(396)

The utilization of the cash flows in investing activities at Equipment Operations reflects our increased capital expenditures which more than offset the reduction of the deposits in the Fiat affiliates cash management pools. Capital expenditures were principally related to our initiatives to introduce new products, enhance manufacturing efficiency, further integrate our operations and expand environmental and safety programs.

Cash flows used in investing activities at Financial Services reflected the high level of the investment in retail receivables, up approximately $769 million from 2005 to approximately $6.1 billion at the end of 2006, and investments in equipment on operating leases which is up approximately $62 million from 2005. Offsetting these uses of cash were proceeds from retail securitizations, collections of retail receivables and collections of retained interests resulting from previous securitization transactions which were up approximately $371 million from 2005.

     Cash Flows from Financing Activities

	For the Years Ended December 31,
	2006	2005	2004
	(in millions)

Equipment Operations	$(792)	$(952)	$(754)
Financial Services	447	132	453
Eliminations	69	47	24

Consolidated	$(276)	$(773)	$(277)

At Equipment Operations, proceeds from the issuance of the 7 1/8% Senior Notes due 2014 for $500 million were principally used to refinance maturing debt. Cash from operating activities and existing liquidity mainly funded the increase of $378 million of intersegment notes, the repayment of $364 million of short term financing facilities and the payment of $59 million of dividend to common shareholders.

In 2006, Financial Services debt reflects additional short-term debt positions, mainly intercompany notes from Equipment Operations, which were used to fund increased levels of receivable activity. Long-term debt also increased, reflecting higher retail activity in Brazil and Australia. In 2006, Financial Services paid dividends and returned capital to Equipment Operations of approximately $69 million, compared to $60 million in 2005.

Credit Ratings

As of the date of this report, our long-term unsecured debt was rated BB (positive outlook) by S&P; Ba3 (stable outlook) by Moody’s; and BB High (stable trend) by DBRS.

As of the date of this report, Fiat’s long-term unsecured debt was rated BB (positive outlook) by S&P; Ba2 (positive outlook) by Moody’s; BB (positive trend) by DBRS and BB (positive outlook) by Fitch.

Recent ratings actions include:

•	On March 12, 2007, Moody’s affirmed CNH’s long-term senior unsecured debt rating of Ba3 and upgraded their outlook from negative to stable.

•	On February 12, 2007, Moody’s upgraded Fiat’s long-term senior unsecured debt rating to Ba2 with a positive outlook.

•	On January 26, 2007, S&P affirmed Fiat’s and CNH’s BB corporate credit ratings and revised its rating outlook for each to positive from stable.

•	On January 26, 2007, Fitch upgraded Fiat’s long-term senior unsecured debt rating to BB with a positive outlook.

•	On April 8, 2006, S&P upgraded Fiat’s and CNH’s corporate credit ratings to BB (stable outlook).

•	On February 22, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, Moody’s reaffirmed their Ba3 rating of CNH’s long-term senior unsecured debt, with a negative outlook.

•	On February 22, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, DBRS reaffirmed their BB High rating of CNH’s long-term senior unsecured debt, with a stable trend.

•	On February 21, 2006, in connection with Case New Holland, Inc.’s announced 7.125% Senior Notes offering, S&P reaffirmed its BB rating of CNH’s long-term senior unsecured debt, with a stable outlook.

•	On November 8, 2005, DBRS assigned an issuer rating of BB to Fiat, with a stable trend.

Sources of Funding

     Funding Policy

Our policy is to maintain a high degree of flexibility with our funding and investment options by using a broad variety of financial instruments to maintain our desired level of liquidity.

In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets, commercial bank lines, and funding Financial Services with a combination of receivables securitizations and on-book financing. In addition, a significant portion of our financing has historically come from Fiat and Fiat affiliates and it may again in the future.

A summary of our strategy is:

•	To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, we rely primarily on bank facilities. We also maintain a funding relationship with Fiat through the overdraft facilities granted to us under the cash pooling arrangements operated by Fiat in a number of jurisdictions. We manage our aggregate short-term borrowings so as not to exceed availability under our lines of credit with banks and with Fiat.

•	As funding needs of Equipment Operations are determined to be of a longer-term nature, we will access medium- and long-term debt markets, as appropriate, to refinance short-term borrowings and replenish our liquidity.

•	We maintain unutilized committed lines of credit and other liquidity facilities, complemented by available cash and cash equivalents and Deposits in Fiat affiliates cash management pools, to cover our expected funding needs on both a short-term and long-term basis.

•	The most significant source of liquidity for our Financial Services business is asset securitizations to finance the receivables we originate, including wholesale receivables purchased from Equipment Operations. We intend to continue to cultivate our recourse to the ABS and ABCP markets worldwide, based on the acceptance of the performance and characteristics of our receivables, the performance of our existing securities and the continuing growth of such markets.

•	We complement our ABS funding strategy for Financial Services with access to bank facilities, both short-and long-term, to the capital markets and to Fiat funding via its cash pooling arrangements. In Brazil, Financial Services continues to utilize financing provided by the Brazilian development agencies to support the growth of the agricultural sector of the economy. Financial Services has also relied in the past and may continue to rely on intersegment notes from Equipment Operations.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services continues to have access to capital on favorable terms in support of their business, including through equity investments by global or regional partners in joint venture or partnership opportunities (similar to our arrangement entered into with BPLG), additional funding from Fiat, new funding arrangements or a combination of any of the foregoing.

     Consolidated Debt

As of December 31, 2006, and 2005, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2006	2005	2006	2005	2006	2005
			(in millions)

Long-term debt excluding current maturities	$4,072	$3,706	$2,366	$2,011	$1,803	$1,695
Current maturities of long-term debt	1,060	1,059	53	385	1,007	674
Short-term debt	1,270	1,522	488	826	2,130	1,763

Total debt	$6,402	$6,287	$2,907	$3,222	$4,940	$4,132

As of December 31, 2006, we had a combined $1.7 billion of cash and cash equivalents and Deposits in Fiat affiliates cash management pools available, a decrease of $154 million as compared to $1.8 billion as of December 31, 2005.

We believe that Net Debt, defined as total debt less intersegment notes receivable, Deposits in Fiat affiliates cash management pools and cash and cash equivalents (“Net Debt”), is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity. Net Debt and Net Capitalization are non-GAAP measures. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2006, and 2005 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2006	2005	2006	2005	2006	2005
			(in millions, except percentages)

Total debt	$6,402	$6,287	$2,907	$3,222	$4,940	$4,132
Less:
Cash and cash equivalents	1,174	1,245	703	858	471	387
Deposits with Fiat	497	580	496	578	1	2
Intersegment notes receivables	—	—	1,445	1,067	—	—

Net debt	4,731	4,462	263	719	4,468	3,743
Total shareholders’ equity	5,120	5,052	5,120	5,052	1,788	1,587

Net capitalization	$9,851	$9,514	$5,383	$5,771	$6,256	$5,330

Net debt to net capitalization	48%	47%	5%	12%	71%	70%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2006	2005	2006	2005	2006	2005
		(in millions, except percentages)

Total debt	$6,402	$6,287	$2,907	$3,222	$4,940	$4,132
Total shareholders’ equity	5,120	5,052	5,120	5,052	1,788	1,587

Total capitalization	$11,522	$11,339	$8,027	$8,274	$6,728	$5,719

Total debt to total capitalization	56%	55%	36%	39%	73%	72%

The decline in Equipment Operations Net Debt primarily reflects positive cash flow from operations, including the reduction of working capital which was driven by the increased level of wholesale receivable activity in Europe and Latin America.

The increase in Financial Services Net Debt principally reflects borrowings to fund growth in the retail portfolio in North America and Brazil.

     Long term debt

As of December 31, 2006, our consolidated long-term debt was $5.1 billion, including $1.1 billion of current maturities, compared to $4.8 billion and $1.1 billion, respectively, as of the end of the prior year.

Equipment Operations long-term debt as of December 31, 2006, which was $2.4 billion, including $53 million of current maturities, consisted of approximately $2.3 billion in bonds and medium-term notes, and $133 million of medium-term loans with third parties. As of December 31, 2006, Financial Services long-term debt, was $2.8 billion, including $1.0 billion of current maturities, and consisted primarily of $1.6 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, (amortizing over the life of the assets), $1.1 billion of other long-term borrowings from third parties, $52 million of affiliated notes with Fiat and $126 million in bonds maturing in 2007.

On August 1, and September 16, 2003, Case New Holland issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. The 2011 Senior Notes are redeemable starting from August 1, 2007, at certain redemption prices. On May 18, 2004, Case New Holland issued a total of $500 million of 6% Senior Notes due 2009, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries.

On March 3, 2006, Case New Holland issued a total of $500 million of its 7.125% Senior Notes. The 7.125% Senior Notes, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries, are due in 2014. Case New Holland principally used the proceeds from the offering to refinance debt with or guaranteed by Fiat. The 2014 Senior Notes are redeemable starting from March 1, 2010 at certain redemption prices.

Certificates of deposit

Our Brazilian Financial Services subsidiary, Banco CNH, continued its local certificate of deposit program and had $94 million outstanding as of December 31, 2006. Banco CNH has obtained local credit ratings by Fitch Ratings of A+ for its long-term obligations and F-1 for its short-term obligations.

Credit and liquidity facilities

As of December 31, 2006, we had approximately $3.6 billion available under our $6.8 billion total lines of credit, including the asset-backed liquidity facilities described below. Approximately $2.1 billion drawn under such lines is classified as long-term debt, while $1.1 billion is classified as short-term debt. Our ability to incur additional debt may be limited by certain covenants in the Senior Notes as discussed above and our bank credit agreements.

The following table summarizes our credit facilities at December 31, 2006:

		Facility
					Drawn
					Equipment	Financial
	Borrower(A)	Currency	Maturity	Total	Operations	Services	Total	Available	Guarantor
	(in millions)

Committed lines:
Revolving credit facility — Fiat	Both	Multiple	February 2008	$1,000	$209	$143	$352	$648	Fiat
Revolving credit facility — other	EO	Multiple	July 2008	395	—	—	—	395	Fiat
Revolving credit facility — other	FS	US$	October 2009	150	—	150	150	—	Fiat
BNDES Subsidized Financing	FS	Brazil Real	Various from January 2007 to October 2013	1,571	—	1,571	1,571	—	Fiat	(B)
Various credit lines — other	EO	Brazil Real	Various from January 2007 to December 2010	128	128	—	128	—

Various credit lines — other	FS	Australia $	Various from January 2008 to July 2008	95	—	47	47	48

Total				3,339	337	1,911	2,248	1,091

Uncommitted Lines:
Revolving shared credit facility — other	EO	Multiple	July 2008	922	—	—	—	922	Fiat
ABCP facilities:
Receivable securitizations	FS	US$	January 2007	1,200	—	283	283	917
Credit cards securitizations	FS	US$	June 2007	250	—	155	155	95
Receivable securitizations	FS	Canada $	July 2007	258	—	20	20	238
Receivable securitizations	FS	Australia $	March 2008	316	—	106	106	210
Retained interest securitizations	FS	US$	December 2008	300	—	174	174	126
Factoring lines	EO	Multiple	January 2007	111	111	—	111	—
Other	EO	Multiple Danish	January 2007	11	5	—	5	6	Fiat	(C)
Other	FS	Krone	January 2007	88	—	82	82	6

Total				3,456	116	820	936	2,520

Total credit facilities				$6,795	453	2,731	3,184	$3,611

Less short-term portion					(389)	(681)	(1,070)

Long-term credit facilities					$64	$2,050	$2,114

Amount above with or guaranteed by Fiat affiliates				$3,270	$211	$1,088	$1,299	$1,971

(A)	- Borrower is either an Equipment Operations (“EO”) entity, a Financial Services (“FS”) entity or Both.

(B)	- Up to $795 million (1.7 billion Brazilian real) of subsidized financing provided by Banco Nacional de Desenvolvimento Ecomomico e Social (“BNDES”) is guaranteed by Fiat.

(C)	- Includes an $8 million uncommitted line guaranteed by Fiat. At December 31, 2006, $2 million of this line was drawn and the remainder was available.

Committed lines of credit

As of December 31, 2006, we had $1.1 billion available under our $3.3 billion total committed lines of credit. The majority of such lines are supported by a guarantee from Fiat.

The $1.0 billion revolving facility with Fiat (the “Amended Facility Agreement”) was renewed on January 22, 2007, and matures on February 28, 2008. It serves as the umbrella under which we borrow from Fiat and its affiliates for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat affiliates.

The €300 million ($395 million) syndicated credit facility represents the amount allocated to us by Fiat under a €1.0 billion ($1.3 billion) Fiat syndicated facility which matures in July, 2008, and remained undrawn at December 31, 2006. Loans under this facility bear interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the credit facility (other than CNH) has jointly and severally guaranteed the performance of the obligations of all borrowers under the new facility. This facility contains a number of affirmative and negative covenants, including financial covenants based on Fiat results, limitations on indebtedness, liens, acquisitions and dispositions, and certain reporting obligations. Failure to comply with these covenants, payment defaults or other events of default under the facility could cause the facility to terminate and all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this facility, CNH is required to pay the commitment fees applicable to the €300 million ($395 million) allocation as well as its pro rata share (based on the number of borrowers from time to time, currently one-sixth) of the remaining commitment fees and other fees relating to the facility.

Financial Services has certain dedicated committed credit facilities available to them which are mostly utilized. In particular, approximately $1.6 billion was drawn by our Brazilian Financial Services subsidiary under long-term financing arrangements provided by BNDES, supported by the Brazilian government under agricultural development programs. Under such programs, BNDES provides credit lines to us at subsidized interest rates, such that we can provide subsidized financing to farmers for purchases of agricultural equipment. Because of the severe regional droughts and low local agricultural commodity prices in Brazil, the Brazilian government granted a payment moratorium to certain of the farmers in the worst affected areas. Under this industry wide payment moratorium program, the government postponed approximately $376 million (Brazilian Real 804 million) of installment payments due to us in 2006 by one year and rescheduled out the full remaining value of the affected outstanding financing (approximately $1.1 billion or Brazilian Real 2.3 billion) by one additional year. At the same time BNDES rescheduled the maturity and payments due by us on the supporting credit lines provided by BNDES. All other financial services participants in the program, were similarly affected for any such financings subject to the moratorium. Because of the reschedulings, we substantially increased our credit loss provisions during the year, to provision for lower equipment residual values over the longer loan amortization period.

Uncommitted lines of credit

Our $1.1 billion of uncommitted lines of credit, as of December 31, 2006, primarily reflects the €700 million ($922 million) portion of the €1.0 billion ($1.3 billion) syndicated credit facility shared with other Fiat entities. It also reflects facilities available to us in Europe and certain other jurisdictions, under which we discount or factor certain wholesale receivables primarily for our Equipment Operations business, on a “with recourse” basis.

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

Subsequent to December 31, 2006, we have extended the U.S. facility through January, 2008.

     Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable

Cash and cash equivalents were $1.2 billion as of December 31, 2006, compared to $1.2 billion as of December 31, 2005. The following table shows cash and cash equivalents, together with additional information on

Deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2006, and 2005.

			Equipment
	Consolidated		Operations		Financial Services
	2006	2005	2006	2005	2006	2005
			(in millions)

Cash and cash equivalents	$1,174	$1,245	$703	$858	$471	$387

Deposits with Fiat	$497	$580	$496	$578	$1	$2

Intersegment notes receivable:
Short-term	$—	$—	$1,348	$1,067	$—	$—
Long-term	—	—	97	—	—	—

Total intersegment notes receivables	$—	$—	$1,445	$1,067	$—	$—

The amount of Deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to Deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide.

As of December 31, 2006, Equipment Operations held a total of $1.4 billion in intersegment notes receivable from Financial Services subsidiaries, of which $97 million are notes maturing in 2008, 2009, 2010, and 2011. The short-term notes held by Equipment Operations typically represent a form of a cash management optimization tool in place in those jurisdictions where at present the most efficient structure is for Equipment Operations to lend directly to Financial Services, such as the U.S., Canada, and Australia.

     Debt and Deposits with Fiat

Our debt and Deposits with Fiat as of December 31, 2006, and 2005, respectively, can be analyzed as follows:

	Consolidated		Equipment Operations		Financial Services
	2006	2005	2006	2005	2006	2005
			(in millions)

Long-term debt with Fiat excluding current maturities	$19	$133	$—	$95	$19	$38
Current maturities of long-term debt with Fiat	33	413	—	279	33	134
Short-term debt with Fiat	438	565	260	479	178	86

Total debt with Fiat	490	1,111	260	853	230	258
Less Deposits with Fiat	(497)	(580)	(496)	(578)	(1)	(2)

Net Debt and deposits with Fiat	$(7)	$531	$(236)	$275	$229	$256

On December 31, 2006, our outstanding consolidated debt with Fiat and its affiliates was $490 million, or approximately 8% of our consolidated debt, compared to $1.1 billion or approximately 18% as of December 31, 2005. The reduction resulted primarily from the operating cash flows and the use of proceeds from the issuance in March, 2006, of $500 million Case New Holland 7 1/8% Senior Notes due 2014.

The total amount of consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2006, included $352 million in short-term debt, drawn under a $1 billion revolving credit line granted to us by Fiat and maturing on February 28, 2008, and an additional $138 million, of which $51 million is related to the funding of our Brazilian equipment operations subsidiary, and $87 million is related to notes funding Financial Services subsidiaries. An additional $947 million of consolidated third-party debt outstanding under certain facilities was guaranteed by Fiat or a Fiat subsidiary at December 31, 2006.

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

At December 31, 2006, CNH had approximately $497 million of cash deposited in the Fiat affiliates cash management pools compared with $580 million at the end of the prior year. Of the total amount deposited with Fiat as of December 31, 2006, the principal components included $19 million deposited by our North American subsidiaries with a Fiat treasury vehicle in the United States, $337 million deposited by certain of our European subsidiaries with a vehicle managing cash in most of Europe excluding Italy, and $141 million deposited by our Italian subsidiaries with a vehicle managing cash in Italy. Historically, our debt exposure towards each of these vehicles has usually been higher than the amounts deposited with them; however, no legal right of offset exists for these positions. At December 31, 2006, deposits with the Fiat treasury vehicles in Europe exceeded our debt exposure toward them.

Securitization

The following table summarizes the principal amount of our retail and wholesale ABS programs in the United States, Canada, Australia and Europe, and classified as off-balance sheet at December 31, 2006, and 2005:

	2006	2005
	(in millions)

Wholesale receivables	$3,650	$3,113
Retail and other notes and finance leases	4,873	4,580

Total	$8,523	$7,693

     Wholesale

We sell wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to a wholly-owned Special Purpose Entity (“SPE”), which is consolidated by CNH, but legally isolate the receivables from our creditors. Upon the sale of receivables to a qualifying special purpose entity (“QSPE”) in a securitization transaction, receivables are removed from our consolidated balance sheet and proceeds are received for the difference between the receivables sold and the retained undivided interests that are required to be retained by us. These transactions are utilized as an alternative to the issuance of debt and allow us to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

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

The facilities consist of a master trust facility in the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes with a three year maturity issued in June, 2005, $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, and a 364-day, $800 million conduit facility that is renewable annually (June, 2007) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$189 million ($163 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2004, C$189 million ($163 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006, and a 364-day C$250 million ($215 million) conduit facility that is renewable annually (August, 2007) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$180 million ($142 million) conduit facility that is renewable annually (May, 2007) at the sole discretion of the purchaser.

In addition, certain of our Equipment Operations subsidiaries in Europe sell euro and British pound denominated wholesales receivables, directly or indirectly, to an Irish trust. This trust consists of two bank-sponsored conduits under a €500 million, ($659 million) plus £40 million ($78 million) 364-day facility maturing in July, 2007. As part of the extension of our wholesale receivable management practices in North America to other regions, we will continue to have certain of our European Financial Services subsidiaries purchase wholesale receivables from Equipment Operations subsidiaries and become sellers into the Irish trust.

Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective Trust and preclude us from selling additional receivables originated on a prospective basis. The occurrence of an early amortization event would increase the amount of receivables and associated debt on our consolidated balance sheet.

As of December 31, 2006, CNH had the following wholesale receivable securitization facilities:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local			Local			Local
	Currency		US$	Currency		US$	Currency		US$
	(in millions)

United States		$2,770	$2,770		$2,297	$2,297		$473	$473
Canada	C$	703	606	C$	540	466	C$	163	140
Europe		€866	1,141		€628	827		€238	314
Australia	A$	103	82	A$	76	60	A$	27	22

As of December 31, 2005, CNH had the following wholesale receivable securitization facilities:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local			Local			Local
	Currency		US$	Currency		US$	Currency		US$
	(in millions)

United States		$2,406	$2,406		$1,954	$1,954		$452	$452
Canada	C$	569	489	C$	445	382	C$	124	107
Europe		€814	960		€601	709		€213	251
Australia	A$	149	109	A$	108	79	A$	41	30

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

We maintain access to the asset-backed term market in the United States, Canada, and Australia. During 2006, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $2.5 billion in retail asset-backed transactions and SPE affiliates of our Canadian Financial Services’ subsidiaries executed C$440 million ($385 million) in retail asset-backed transactions. The securities in each of these transactions are backed by agricultural and construction equipment retail receivables contracts and finance leases originated through our dealerships. Financial Services applied the proceeds from the securitizations to repay outstanding debt. At December 31, 2006, $4.9 billion of asset-backed securities issued to investors out of the U.S., Canadian and Australian SPEs were still outstanding with a weighted average remaining maturity of between 24 to 26 months.

Due to the nature of the assets held by the SPEs and the limited nature of each SPE’s activities, each SPE is classified as a QSPE under SFAS No. 140. In accordance with SFAS No. 140, assets and liabilities of QSPEs are not consolidated in our consolidated balance sheets.

We agree to service the receivables transferred to the QSPEs for a fee and earn other related ongoing income customary with the programs and in accordance with U.S. GAAP. We also may retain all or a portion of subordinated interests in the QSPEs. These interests are reported as assets in our consolidated balance sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in “Note 3: Accounts and Notes Receivable” of our consolidated financial statements.

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

Our ABS program is further described in “Note 3: Accounts and Notes Receivable,” of our consolidated financial statements.

Other Restricted Receivables

A portion of our retail note securitizations are accounted for as secured borrowings. Retail notes related to these programs were transferred, without recourse, to bankruptcy remote SPEs which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the retail notes are transferred are included in the Company’s consolidated balance sheets as the transactions do not meet the criteria for derecognition under SFAS No. 140.

The following table summarizes CNH’s other restricted receivables at December 31, 2006, and 2005:

	2006	2005
	(in millions)

ABCP conduit facilities	$441	$434
Australia retail receivables	456	246
U.S. retained undivided interests	185	194
U.S. credit card receivables	174	160
Receivables sold without recourse	—	35

Total other restricted receivables	$1,256	$1,069

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depend primarily on cash flows generated by the restricted assets.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Current funding and asset allocation.  Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At both December 31, 2006, and 2005, our pension plans had an underfunded status of $1.0 billion. Pension plan obligations for plans that we do not currently fund were $553 million and $521 million at December 31, 2006, and 2005, respectively.

During 2006, we contributed $179 million to our pension benefit plans. The improvement in the funded status of our pension benefit plans in 2006 is mainly attributable to these contributions, and overall favorable returns on assets which more than offset benefit payments and other factors. Actual rates of return for U.S. and U.K. plans, our primary plans, were positive at 10.5% and 7.8%, respectively.

The Pension Protection Act of 2006 (“PPA”) was enacted in August, 2006, and established, among other things, new standards for funding of U.S. defined benefit pension plans. One of the primary objectives of the PPA is to improve the financial integrity of underfunded plans through the requirement of additional contributions. We are evaluating the PPA and whether to retain or forgo the unused funding standard accounts credit balance (“Credit Balance”) which we generated by making contributions in excess of the required minimum funding in prior years. The minimum contribution level should we retain the Credit Balance under current assumptions would be $67 million in 2008 trending down to $51 million in 2011, with the plan projected to be fully funded by 2014. The minimum contribution level should we decide not to retain the Credit Balance under current assumptions would be $29 million in 2008 trending down to $12 million in 2011, with the plan projected to be fully funded by 2012. For 2007, the Company anticipates making a discretionary contribution of up to $120 million, which will have an impact on the funding amounts for 2008-2014. We will continue to consider making discretionary contributions to our own pension and other benefit plans in the future, based on availability of cash and other options available to us.

Further funding requirements.  During 2006, we contributed $120 million to our U.S. defined benefit pension plans and we anticipate that we will make contributions in 2007 of up to $120 million. During 2006, we contributed $59 million to our International defined benefit plans and we anticipate that we will make contributions in 2007 of up to $62 million.

Future pension expense.  We estimate that our total pension benefit expense in 2007 will be less than our 2006 expense of $81 million.

Other Postretirement Benefit Obligations

Current funding and asset allocation.  These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At December 31, 2006, and 2005, our other postretirement benefit obligations had an underfunded status of $1.5 billion, and $1.7 billion, respectively.

Further funding requirements.  We are not required by law or labor agreements to make contributions to our other postretirement benefit plans. We anticipate that cash requirements for other postretirement employee benefit costs will increase in 2007 when compared to 2006.

Future postretirement benefit expense.  We estimate that our total other postretirement benefit expense in 2007 will be approximately the same as our 2006 expense of $154 million. This is the result of continued higher healthcare cost trend rates offset by higher discount rates and benefit changes.

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $367 million, $303 million, and $277 million of R&D costs in the years ended December 31, 2006, 2005, and 2004, respectively.

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

We, through our Case IH and New Holland brands in Agricultural Equipment and Case and New Holland Construction brands in Construction Equipment, have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,500 patents and over 940 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.

Agricultural Equipment Market Outlook

U.S. farm income is expected to improve 5% in 2007. U.S. farm cash receipts are expected to increase modestly driven by higher commodity prices. The increase of ethanol production is expected to drive corn and soybean prices higher. Corn acreage is expected to increase 7 to 10%.

Outside of North America, the European agricultural markets are expected to remain at 2006 retail unit sales levels. Latin American markets will continue to improve driven by higher commodity prices for sugar and cash grains.

On this basis, we expect the agricultural equipment market industry retail unit sales to be modestly up in 2007.

Construction Equipment Market Outlook

North American construction spending is expected to be down in 2007 due to the decline in housing starts. Growth is expected to resume in 2008 and 2009.

Outside of North America, construction activity is expected to continue its growth. In this environment, the worldwide construction equipment industry retail unit sales should generally remain strong for both heavy and light equipment.

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

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2006, are as follows:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years
	(in millions)

Long-term debt	$5,132	$1,060	$1,899	$1,389	$784
Interest on fixed rate debt(1)	1,119	267	407	291	154
Interest on floating rate debt(1)	609	171	257	160	21
Operating leases(2)	207	40	53	37	77
Joint venture funding requirements	23	10	13	—	—

Total contractual cash obligations	$7,090	$1,548	$2,629	$1,877	$1,036

(1)	The interest funding requirements are based on the 2006 interest rates and the assumption that short-term debt will be renewed for the next five years.

(2)	Minimum rental commitments.

As noted in the table above, we are a participant in a joint venture which has a Note Agreement with an outstanding balance of approximately $45 million at December 31, 2006. We are required to fund $23 million of the principal with payments of $10 million in 2007 and $13 million in 2008.

Other Liabilities

We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.

We had cash interest payments of approximately $122 million for the year ended December 31, 2006, on floating rate debt. If the average floating interest rate increased by 0.5%, our cash payment would have increased approximately $5 million for the year.

At December 31, 2006, Financial Services’ has various agreements to extend credit for the following financing arrangements:

	Total		Unfunded
	Credit Limit	Utilized	Amount
	(in millions)

Private label credit card	$3,518	$203	$3,315
Wholesale and dealer financing	5,546	3,414	2,132

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds, and bonds related to litigation. As of December 31, 2006, total commitments of this type were approximately $145 million.

As of December 31, 2006, we have restructuring reserves totaling approximately $85 million. These will be settled in cash, primarily by December 31, 2007. During 2007 and 2008, we anticipate total cash payments for restructuring costs to be approximately $150 million and $20 million, respectively.

While our funding policy requires contributions to our defined benefit plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2007, we project total contributions to our defined benefit plans of approximately $182 million, including currently anticipated discretionary contributions of up to $120 million to our U.S. plans.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2007, we anticipate contributions to our other postretirement benefit plans of approximately $93 million prior to consideration of any discretionary contributions.

We expect to pay income taxes in 2007 of approximately $39 million for income taxes due for years ended December 31, 2006, and prior. Income tax payments beyond 2007 are contingent on many variable factors and cannot be reasonably predicted.

Purchase Obligations

We estimate that for 2007, expenditures for property, plant and equipment and other investments to support our margin improvement initiatives, our new product programs and other requirements may be approximately $300 million. Additionally, we anticipate expenditures of approximately $300 million in 2007 by our Financial Services segment for equipment that will be leased to customers under operating lease arrangements.

Purchase orders made in the ordinary course of business are excluded from this section. Any amounts for which we are liable under purchase orders are reflected in our consolidated balance sheets as accounts payable.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technology difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

The expectations reflected in our forward-looking statements may not prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral foward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management.

At the Annual General Meeting (“AGM”) of Shareholders held on April 7, 2006, we changed the term of office and composition of the Board of Directors. The Board now consists of eleven directors, seven of which will be independent directors as provided in the listing standards and rules of the NYSE. The directors serve for a term of one year and may stand for re-election the following year.

At the April 7, 2006 AGM, Léo W. Houle, Dr. Rolf M. Jeker, Dr. Peter Kalantzis, John Lanaway and Jacques Theurillat were elected as new independent Board members. Mrs. Katherine M. Hudson, and Messrs. Michael E. Murphy and James L.C. Provan did not stand for re-election.

As of March 26, 2007, our directors and our executive officers are as set forth below:

		Director/
		Executive
Name	Position with CNH	Officer Since

Harold D. Boyanovsky	President and Chief Executive Officer, Director	2005/1999
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John Lanaway	Director	2006
Kenneth Lipper	Director	1996
Ferruccio Luppi	Director	2005
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Rubin J. McDougal	Chief Financial Officer	2006
Randal W. Baker	President, Case IH Agricultural Equipment	2006
Steven Bierman	President, CNH Capital	2005
Ugo De Carolis	President, Parts and Service	2007
Franco Fenoglio	President, New Holland Construction Equipment	2005
Michel Lecomte	Retiring President, Parts and Service	2000
James E. McCullough	President, Case Construction Equipment	2005
Lorenzo Sistino	President, New Holland Agricultural Equipment	2006
Carlo De Bernardi	Vice President, Internal Audit	2004
Roberto Miotto	Senior Vice President, General Counsel and Secretary	1991
Roberto Pucci	Senior Vice President, Human Resources	2005
Georg Richartz	Senior Vice President, Supply Chain and Logistics	2006
Loris Spaltini	Senior Vice President, Strategic Sourcing	2006

Harold D. Boyanovsky, Director and President and Chief Executive Officer, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002, President and Chief Executive Officer on February 28, 2005 and Director on December 7, 2005. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 to October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a Director of CNH on May 7, 2002. Dr. Hiler presently serves the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science. He previously held the position of Vice Chancellor for Agriculture and Life Sciences and Dean of the College of Agriculture and Life Sciences. He is also Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University system. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University, and he has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer and recipient of numerous educational and research awards, Dr. Hiler is the author of over 100 professional publications.

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. Mr. Houle has been Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001. Prior to joining BCE and Bell Canada Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr.Houle joined the Mardon Group Limited as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College St- Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary of State a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker is a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; member of the Foreign Economic Relations Committee of Economiesuisse; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Dr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.

Dr. Peter Kalantzis, Director, born December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been working as an independent consultant since October 2000. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding, Cham, (Switzerland); Chairman of the Board of Clair Finanz Holding AG, Cham; Member of the Board of Directors of Hansa, AG, Baar (Switzerland); Chairman of the Board of Directors of PrivatAir Holding SA, Geneva; Member of the Boards of Directors of Lonza Group AG, Basel; of Lamda Development AG, Athens; and of Paneuropean Oil and Industrial Holdings SA, Luxembourg. From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a PH.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

John Lanaway, Director, born on April 13, 1950, was elected a Director of CNH on April 7, 2006. Mr. Lanaway has been working as Chief Financial Officer, North America, of Ogilvy & Mather, one of the largest marketing communications networks in the world. Previously, he has held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. He served as Client Service Partner at Deloitte & Touche from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Kenneth Lipper, Director, born on June 19, 1941, was elected a Director of CNH on February 10, 1996. He is Executive Vice President of Cushman & Wakefield, Inc. since 2005, where he has served as Senior Advisor since 2004 and Chairman of Lipper & Company, LLC since 1987. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days” and has been involved as a producer and/or author in “The Winter Guest,” “City Hall,” and “Wall Street.” He is a partner and co-publisher of the celebrated biography series “Penguin Lives,” under the Lipper/Viking Penguin imprint. Mr. Lipper is a Trustee of the Council of Excellence in Government, the Governor’s Committee on Scholastic Achievement and a member of the Council on Foreign Relations, Economic Club of New York and The Century Club. Mr. Lipper received a B.A. from Columbia University, a J.D. from Harvard Law School and Masters in Civil Law from New York University/Faculty of Law & Economics, Paris.

Ferruccio Luppi, Director, born on November 3, 1950, was appointed a Director of CNH on June 28, 2005. Mr. Luppi has been Senior Vice President of Business Development of Fiat S.p.A. since April 2005. He is also Chief Executive Officer of Business Solutions S.p.A., following his appointment in January, 2004 and he is also President of Fiat Services S.p.A. He was Chief Financial Officer of Fiat S.p.A. from October 2002 to December 2003. Prior to joining Fiat, Mr. Luppi was named Managing Director and a member of the Board of Directors of the Worms Group at the beginning of 1998, an investment holding company listed on the Paris Stock Exchange. He began his career at the Worms Group in 1997 as head of the Industrial Investments Control Department. From 1984 until 1996, Mr. Luppi worked at the IFIL Group, where he was first responsible for Equity Investments Control and then head of the Group’s Development and Control Department. From 1973 to 1983, Mr. Luppi was associated with several major Italian corporate groups. Mr. Luppi holds a degree in Economics. He is on the boards of Fiat Group Automobiles S.p.A., Iveco S.p.A. and Ferrari S.p.A.

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed a Director of CNH on July 22, 2004, and Chairman of the Board on April 7, 2006. Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A. since June, 2004, whose Board of Directors he joined in May, 2003. He is also Chief Executive Officer of Fiat Group Automobiles S.p.A., Fiat’s car division, since February 2005. He has been a member of the Board of SGS S.A. since May 2001. From February, 2002 to June, 2004, he served as Chief Executive Officer and Managing Director of SGS, Vice-Chairman since June, 2004 and Chairman since March, 2006. He served as a member of the Board of Serono S.A. from May, 2000 until December, 2006. From October, 1999 until January, 2002, Mr. Marchionne served as Chief Executive Officer and Board member of Lonza Group AG, which was spun-off from Alusuisse-Lonza Group in October, 1999. Mr. Marchionne served as Chairman of Lonza Group AG from October, 2002 until April, 2005. He previously worked at Alusuisse-Lonza in various capacities and as Chief Executive Officer from 1996 until October, 2000. From January 2006, he is also Chairman of ACEA (European Automobile Manufacturers Association). In addition to his professional responsibilities at Fiat, Mr. Marchionne is a member of the Supervisory Board of Hochtief AG, of Fondazione Giovanni Agnelli, of Assonime (Association for

Italy’s limited liability companies). Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities and is a resident of Switzerland.

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

Jacques Theurillat, Director, born on March 20, 1959, was elected a Director of CNH on April 7, 2006. Mr. Theurillat served as Serono’s Deputy CEO until December, 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the Company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

Rubin J. McDougal, Chief Financial Officer, born on March 30, 1957, who assumed the role of CNH’s Chief Financial Officer on October 14, 2006, has had more than 20 years of experience in finance, strategic planning, and business development with Whirlpool Corporation. Most recently, he was Vice President — Finance, North America Region. From 2001 to 2004, he was CFO of Whirlpool Europe. From 1993 to 1996, he was located in Asia and was in charge of strategic planning and business development. Mr. McDougal earned a Bachelor of Arts degree with a concentration in marketing, graduated cum laude, from the University of Utah and an MBA degree with a concentration in finance in 1989 from Western Michigan University.

Randal W. Baker, President, Case IH Agricultural Equipment, born on June 10, 1963, was appointed President, Case IH Agricultural Equipment on September  13, 2006. Mr. Baker also served CNH as Senior Vice President for Logistics and Supply Chain from October, 2005, until October, 2006. From 2004 to 2005, as Vice President North America marketing, Mr. Baker directed the CNH agricultural marketing, parts and service operations. His background includes 20 years in the construction and mining industry; and he has operational experience in marketing, service and customer support, quality systems, and domestic and international sales. Mr. Baker received a Bachelor of Science degree in mining engineering from South Dakota School of Mines and Technology in 1986.

Steven Bierman, President, CNH Capital, born on March 20, 1955, was appointed President, CNH Capital on September 30, 2005, and was previously Vice President of Commercial Finance for CNH Capital. Prior to joining CNH, Mr. Bierman was employed by Fremont General Corporation in Santa Monica, California, from 1998 to 2004. From 2002 to 2004, Mr. Bierman served as Chief Information Officer for Fremont Investment and Loan, a subsidiary of Fremont General Corporation. From 1998 to 2002, Mr. Bierman was employed by Fremont Financial Corporation, also a subsidiary of Fremont General Corporation, first as Senior Vice President for its syndicated loan group and after as President and Chief Operating Officer. Between 1996 and 1998, Mr. Bierman served as Senior Vice President/National Credit Manager of the Union Bank of California in the Commercial Finance Division. From 1986 to 1996, Mr. Bierman held a variety of positions with General Electric Capital Corporation. Additionally, Mr. Bierman is a Certified Public Accountant.

Ugo De Carolis, President, CNH Parts and Service (replacing Michel Lecomte, retiring in March 2007), born on October 6, 1965, has been appointed President, CNH Parts & Service in March 2007. Prior to joining CNH, he was CEO of Leasys, a Fiat Group company specialized in fleet management and long-term vehicle leasing. From 1997 to 2003, he covered various positions of growing responsibility within GE Capital Services in Italy. From 1993 to 1997, Mr. De Carolis, who earned a degree in Mechanical Engineering from the University of Rome, held various roles in the fields of process engineering and technical reliability at Procter & Gamble in Italy and Great Britain.

Franco Fenoglio, President, New Holland Construction Equipment, born on March 31, 1953, was appointed President, New Holland Construction Equipment on September 30, 2005. Prior to joining CNH, Mr. Fenoglio held positions with Iveco as Vice President, Commercial Operations from August, 1999, until March, 2004; Senior Vice President Sales and Marketing from March, 2004, until May, 2005; and Senior Vice President, International Operations and Business Development from May, 2005, until his appointment with CNH.

Michel Lecomte, Retiring President, Parts and Service, born on January 27, 1949, was appointed President, Parts and Service on September 15, 2006 and is retiring at the end of March, 2007. Mr. Lecomte was Chief Financial Officer from November 8, 2000 until October 13, 2006. Mr. Lecomte served as President, Financial Services and President, CNH Capital until 2003. Prior to joining CNH, Mr. Lecomte served as Chief Financial Officer of Iveco, a sector of the Fiat Group and Transolver, Iveco’s financial services business. From 1989 to 1996, he served as Chief Financial Officer of the Framatome Group based in France. Mr. Lecomte also served as Chief Financial Officer of CertainTeed Corporation in the United States from 1984 to 1989.

James E. McCullough, President, Case Construction Equipment, born on June  27, 1950, was appointed President, Case Construction Equipment on September 30, 2005, and was previously President, Construction Equipment N.A. of CNH from June 2003. Mr. McCullough served as Senior Vice President, Construction Equipment Commercial Operations, N.A. from 2002 to 2003 and Senior Vice President, Case Commercial Operations Worldwide from 1999 to 2002. Prior to the business merger of New Holland and Case, he served as Vice President and General Manager, Case Construction Equipment Division from 1995 to 1998. Between 1988 and 1990, Mr. McCullough served in a variety of positions with Case.

Lorenzo Sistino, President, New Holland Agricultural Equipment, born on May 12, 1962, was appointed President, New Holland Agricultural Equipment, on December 5, 2006. He has been in charge of the Light Commercial Vehicles (LCVs) activities of the Fiat Group automobile division since October, 2004, and responsible for worldwide sales of the Fiat brand since June, 2005. During his tenure, Fiat LCVs achieved major results including the increasing of market share especially in Europe. Mr. Sistino joined Fiat in 1987, and he was given positions of increasing responsibility in marketing and sales in particular in the Lancia and LCVs brands.

Carlo De Bernardi, Vice President, Internal Audit, born on December 4, 1959, was appointed Vice President of Internal Audit on November 12, 2004. He joined CNH America LLC on May 1, 2000 after a career that began in 1984 when he joined the Internal Audit function of Fiat SpA (then Fiat Revi) as a junior auditor and progressed to the position of director responsible for New Holland sector audits. In October 1999 he was appointed Internal Audit Director for New Holland N.V., headquartered in Brentford, U.K.. Mr. De Bernardi earned a degree in economics in 1983 from Facolta’ di Economia e Commercio in Turin, Italy. He earned the Certified Internal Auditor (CIA) designation in 2003.

Roberto Miotto, Senior Vice President, General Counsel and Secretary, born on December 15, 1946, has served as Senior Vice President, General Counsel and Secretary of CNH since November, 1999. Prior to the business merger of New Holland and Case, Mr. Miotto served as Vice President, General Counsel and Secretary of New Holland. Prior to that, Mr. Miotto served in a variety of executive positions with the Fiat Group.

Roberto Pucci, Senior Vice President, Human Resources, born on December  19, 1963, was appointed Senior Vice President, Human Resources on November 1, 2005. Prior to joining CNH, Mr. Pucci served as Vice President, Human Resources for Agilent Technologies Europe from January, 2003, until October, 2005. Prior to January, 2003, Mr. Pucci was Director, Compensation and Benefits with Agilent. From 1987 until April, 1999, Mr. Pucci served in various human resources capacities with Hewlett-Packard in Europe.

Georg Richartz, Senior Vice President, Supply Chain and Logistics, CNH, born August 8, 1956, in Düren, Germany, was appointed Senior Vice President of Supply Chain and Logistics on December 5, 2006. Mr. Richartz served in Turin, Italy as Senior Vice President of Supply Chain and Logistics of CNH since November, 2006, coming from Fiat Auto where he held a similar position since July, 2005. Previously, he had a long career at Volkswagen AG, starting in 1981. Mr. Richartz graduated with a degree in mechanical engineering in 1981 specializing in automotive engineering from the Aachen University of Technology; and in 1997, he completed work on his doctorate degree at the Otto-von-Guericke University in Magdeburg.

Loris Spaltini, Senior Vice President, Strategic Sourcing, born in Turin, Italy in 1959, was appointed Senior Vice President Purchasing for CNH and Iveco in October, 2005. He is currently managing the combined responsibility for the two sectors of Fiat Group. He began his professional career in 1984, with Andersen Consulting (now Accenture), where he worked for five years as a business consultant in several automotive companies, mainly focusing on manufacturing, purchasing, and logistics. In 1989, he entered the Fiat Group and served in different group companies that mainly supplied components. Mr. Spaltini moved from the suppliers’ side to the customers’ side in 1998 entering the Fiat Auto Purchasing Department in Turin as International Development Director. In 2000, he was named International Development and Global Sourcing Director in the GM-FIAT WorldWide Purchasing JV, holding the full responsibility of purchasing activities in Fiat Auto emerging markets such as India, Egypt, China, and Thailand. Two years later, he was appointed by GM-FIAT WorldWide Purchasing Europe as Italy CEO before moving in July, 2003, to Iveco as global purchasing Senior Vice President and member of the Iveco Strategy Board. Mr. Spaltini holds a degree in Electrical Engineering from the Politecnico of Turin, Italy. He completed his academic curriculum with a Master in Business Administration from Istud Institute in Stresa, Italy.

B. Compensation.

Directors’ Compensation

The following table summarizes remuneration paid or accrued in cash or common shares to Directors for the year ended December 31, 2006, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant	Dr. Edward	Léo W.	Katherine	Dr. Rolf	Dr. Peter	John B.	Kenneth	Michael E.	James L.C.	Jacques	Paolo	Harold
	Price	A. Hiler	Houle	M. Hudson	M. Jeker	Kalantzis	Lanaway	Lipper	Murphy	Provan	Theurillat	Monferino(1)	Boyanovsky	Total

Salary		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$150,138	$790,595	$940,733

Meeting Fees		12,500	—	—	—	—	—	10,000	—	—	—	—	—	22,500

Annual Fees		77,500	25,000	87,500	16,876	45,000	27,000	—	46,279	51,279	37,500	—	—	413,934

Relocation		—	—	—	—	—	—	—	—	—	—	—	—	—

Common Shares Granted:

01/29/2006	$19.13	—	—	—	—	—	—	—	8,759	8,759	—	—	—	17,518

04/06/2006	$27.58	—	—	—	—	—	—	—	8,770	8,770	—	—	—	17,540

07/05/2006	$23.87	—	—	—	11,243	—	8,999	—	—	—	—	—	—	20,242

10/03/2006	$22.32	—	—	—	11,249	—	9,017	—	—	—	—	—	—	20,266

12/29/2006	$27.45	—	—	—	11,250	—	6,750	—	—	—	—	—	—	18,000

Future Remuneration:

Pension Plan		—	—	—	—	—	—	—	—	—	—	—	65,785	65,785

Allowance Upon Termination		—	—	—	—	—	—	—	—	—	—	—	—	—

Bonus:

Cash		—	—	—	—	—	—	—	—	—	—	—	388,000	388,000

Restricted Shares		—	—	—	—	—	—	—	—	—	—	—	56,096	56,096

Loans		—	—	—	—	—	—	—	—	—	—	—	—	—

Total		$90,000	$25,000	$87,500	$50,618	$45,000	$51,766	$10,000	$63,808	$68,808	$37,500	$150,138	$1,300,476	$1,980,614

(1)	Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005. The amount shown represents reimbursement of taxes owed and paid via compensation.

Outside directors also may elect to have a portion of their compensation paid in stock and/or stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from CNH.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on April 28, 2006, provides for the payment of: (1) an annual retainer fee of $65,000; (2) a committee membership fee of $25,000; and (3) a committee chair fee of $10,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. In addition, on April 7, 2006, outside directors received a one-time grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date. Each quarter the outside directors elect the form of payment of 1/4 of their Fees. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter on the New York Stock Exchange. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of grant. At December 31, 2006 and 2005, there were 772,296 and 1 million common shares, respectively reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2006, and 2005:

	2006		2005
		Exercise		Exercise
	Shares	Price*	Shares	Price*

Outstanding at beginning of year	169,042	$21.71	142,005	$22.41
Granted	54,589	25.75	31,037	17.90
Forfeited	(33,874)	38.60	(4,000)	17.28
Exercised	(62,987)	14.10	—	—

Outstanding at end of year	126,770	23.16	169,042	21.71

Exercisable at end of year	82,770	22.43	141,872	22.50

*	Weighted-average

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2006:

	Options Outstanding			Options Exercisable
	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Price	Outstanding	Life*	Price*	Exercisable	Price*

$ 9.15 - $15.70	23,271	6.2	$11.64	23,271	$11.64
$15.71 - $26.20	50,150	8.6	20.25	34,150	20.72
$26.21 - $40.00	48,104	8.2	27.98	20,104	28.36
$40.01 - $56.00	1,622	3.8	49.31	1,622	49.31
$56.01 - $77.05	3,623	3.3	62.87	3,623	62.87

*	Weighted-average

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. In 2006, the CNH EIP was amended to reserve an additional 10,300,000 shares, raising total reserved shares to 15,900,000. The amended CNH EIP now requires that Shareholders, at the AGM or any Extraordinary General Meeting, ratify and approve the maximum number of shares available under the CNH EIP. In connection with this new requirement, CNH received written confirmation from Fiat, which at the time owned approximately 90% of CNH’s issued and outstanding common stock, that Fiat would vote at the next AGM to approve the increase in available shares under the CNH EIP.

Stock Option Grants

Prior to 2006, certain stock option grants were issued which vest ratably over four years from the grant date and expire after ten years. Certain performance-based options, which had an opportunity for accelerated vesting tied to the attainment of specified performance criteria were issued; however, the performance criteria was not achieved. In any event, vesting of these options occurs seven years from the grant date. All options granted prior to 2006 have a contract life of ten years.

Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The exercise price of this grant was based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

In 2006, the CNH Long-Term Incentive (“LTI”) awards discussed below were replaced by plans providing performance based stock options, performance based restricted shares, and cash. As a part of this change, CNH, in September 2006, granted approximately 2.0 million performance based stock options under its CNH EIP. Target performance levels for 2006 were not achieved resulting in only 387,510 shares vesting. All of the other performance based stock options were forfeited. One-third of the options vested with the approval of 2006 results by the Board of Directors in February, 2007. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the EIP in 2006 have a five year contractual life.

The following table reflects option activity under the CNH EIP for the years ended December 31, 2006 and 2005:

	2006		2005
		Exercise		Exercise
	Shares	Price*	Shares	Price*

Outstanding at beginning of year	2,041,070	$34.62	2,464,575	$33.68
Granted	2,010,046	21.20	10,000	18.06
Forfeited	(1,814,131)	22.84	(254,805)	49.83
Exercised	(476,519)	16.20	(178,700)	16.18

Outstanding at end of year	1,760,466	36.42	2,041,070	34.62

Exercisable at end of year	1,361,650	40.48	1,747,634	36.76

*	Weighted-average

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2006:

	Options Outstanding			Options Exercisable
	Shares	Contractual	Exercise	Shares	Exercise
	Outstanding	Life *	Price *	Exercisable	Price*

Range of Exercise Price
$10.00 - $19.99	364,316	5.6	$16.20	364,316	$16.21
$20.00 - $29.99	387,510	5.2	21.20	—	—
$30.00 - $39.99	523,600	4.6	31.70	523,600	31.70
$40.00 - $69.99	485,040	3.1	68.85	474,084	68.85

*	Weighted-average

Performance Share Grants

Under the CNH EIP, performance-based restricted shares may also be granted. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based restricted shares vest upon the attainment of specified performance objectives. Certain performance-based restricted shares vest no later than seven years from the award date.

In 2004, a LTI award for which payout is tied to achievement of specified performance objectives was approved under the CNH EIP for selected key employees and executive officers. The LTI awards are subject to the achievement of certain performance criteria over a 3-year performance cycle. At the end of the 3-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels.

As a transition to the LTI, the first award for the 2004-2006 performance cycle provided an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. Objectives for the first two years of the performance cycle were met and an accelerated payment of cash and 66,252 shares were issued in 2006. Ultimately, the cumulative results for the 2004-2006 performance cycle were achieved and the remaining award was issued in early 2007.

A second 3 year LTI award for the 2005-2007 performance cycle was granted in 2005. Vesting will occur if performance objectives are achieved after 2007 results are approved by the Board of Directors.

In connection with changes to the LTI, CNH granted approximately 2.2 million performance based, non-vested share awards under the CNH EIP to approximately 200 of the Company’s top executives. These shares were to cliff vest when 2008 results are approved by the Board of Directors (estimated to be February 2009) if specified fiscal year 2008 targets were achieved. In December 2006, CNH extended this grant by providing participants an additional opportunity for potential partial payouts should these targets not be achieved until 2009 or 2010. All other terms remained unchanged. The grant date fair value on the date of the modification ranges from $26.27 per share to $27.35 per share depending on the service period over which the grant ultimately vests. The fair value is based on the market value of CNH’s common shares on the date of the grant modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $28 million to $52 million (current estimate is $38 million). If specified targets are not achieved by 2010, the shares granted will not vest.

As of December 31, 2006, outstanding performance shares under the 2006, 2005, and 2004 awards under the CNH EIP were as follows:

	2006	2005	2004
	Award	Award	Award

Granted	4,475,000	195,946	235,134
Cancelled	(2,237,500)	—	—
Exercised	—	—	(66,252)
Forfeited	—	(45,834)	(119,442)

Outstanding	2,237,500	150,112	49,440

As of December 31, 2006, there were 10,642,793 common shares available for issuance under the CNH EIP.

During 2000, we granted performance-based restricted shares which, in any event, vest seven years after grant.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2006		2005		2004
	Directors’	CNH	Directors’	CNH	Directors’	CNH
	Plan	EIP	Plan	EIP	Plan	EIP

Risk-free interest rate	4.8%	4.5%	3.9%	3.7%	3.4%	3.5%
Dividend yield	1.3%	1.3%	1.3%	1.3%	1.3%	1.3%
Stock price volatility	71.0%	34.7%	72.0%	71.5%	75.0%	75.3%
Option life (years)	5.00	3.25	5.00	5.00	5.00	5.00

Based on this model, the weighted-average fair value of stock options awarded for the years ended December 31, 2006, 2005, and 2004 were as follows:

	2006	2005	2004

CNH Directors’ Plan	$14.61	$10.13	$9.94
CNH EIP	$5.78	$10.18	$10.61

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares looking back over a period at least equal to the expected life of the options. The 2006 CNH EIP grant expected life was based on the average of the vesting term of 30 months and the original contract term of five years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last three years. Expected life for other grants was based on management estimates.

The fair value of performance based restricted shares is based on the market value of CNH’s common shares on the date of the grant modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2006 follows:

	Date of Grant	Exercise Price		Options
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	17,900	(40,500)	—	30,700	30,700
2/18/2000	33.00	30.63	28.12	102,500	51,000	(74,500)	—	79,000	79,000
2/27/2001	26.77	27.07	24.85	50,000	(20,000)	(30,000)	—	—	—
10/31/2001	18.06	18.00	16.52	249,000	53,000	(173,000)	—	129,000	129,000
9/12/2002	11.88	11.16	10.39	513,000	27,000	(292,000)	(51,000)	197,000	197,000

The original exercise prices were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant. Following Fiat capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by the Italian Stock Exchange. The Fiat capital increase in September 2005 did not give rise to exercise price adjustments. The options vested ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH subsequent to 2002. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2006 was approximately $6.1 million, including $443,000 of pension and similar benefits paid or set aside by CNH.

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $256,000 and $659,000 in 2006 and 2005, respectively. Of these amounts, $256,000 and $234,000, respectively related to executive officers of CNH.

C. Board Practices.

Responsibility for our management lies with our Board of Directors, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders, serve for a term of one year, and stand for re-election every year. See “— A. Directors and Senior Management” above.

We are subject to both Dutch law and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as of January 1, 2004, the Sarbanes-Oxley Act of 2002 and the NYSE listing standards are of particular significance.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as described below. We also disclose significant differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our internet website at www.cnh.com. Any deviations from the Dutch Code not particularly herein described are attributable to our compliance with the NYSE rules referred to below. In general we believe that our corporate governance practices and guidelines (the “Guidelines”) are consistent with those required of foreign private issuers listed on the NYSE. Our Guidelines were approved by the Board on March 24, 2005, and by our shareholders on May 3, 2005.

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

Dutch legal requirements concerning director independence differ in certain respects from the NYSE independence rules. While under most circumstances both legal regimes require a majority of board members to be “independent,” the definition of this term under Dutch law is not identical to that used by the NYSE.

In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period for executive directors. In other cases, the NYSE rule is stricter. For example, directors of a Dutch company who are affiliated with a direct or indirect parent company are considered independent under Dutch law (unless the parent company is a Dutch company and is listed in a member state of the European Union), whereas the same directors are not considered independent pursuant to the NYSE rules. The current composition of the Board is in compliance with the best practice provisions of the Dutch Code regarding the independence of directors. The members that do not qualify as “independent” within the meaning of these provisions are Mr. Monferino, who was our President and Chief Executive Officer until February 28, 2005, and Mr. Boyanovsky, who is our current President and Chief Executive Officer.

The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board.

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2006, there were 12 meetings of our Board of Directors. Attendance at these meetings exceeded 95%. The Audit Committee met seven times during 2006 with 100% attendance at those meetings. The Corporate Governance and Compensation Committee met four times during 2006 with 100% attendance at those meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also has scheduled one annual meeting that is devoted to discussing our strategy.

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

The Audit Committee currently consists of Messrs. Theurillat, Kalantzis, and Lanaway. Mr Lipper resigned from the Audit Committee on January 16, 2007. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, Internal Auditor and representatives from the Company’s independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives of the Company’s independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management being present.

Corporate Governance and Compensation Committee.  The purpose of the Corporate Governance and Compensation Committee is to design, develop, implement and review the compensation and terms of employment of the executive officers and the fees of the members of the Board. The Corporate Governance and Compensation Committee is responsible to make sure that the compensation of the executive personnel is related to the short-term and long-term objectives of CNH and its shareholders and the operating performance of CNH. The compensation of the independent directors is set forth in the Outside Directors’ Compensation Plan and any amendments are approved by the shareholders. The Corporate Governance and Compensation Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment to fill a vacancy and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Houle, Marchionne, Hiler, and Jeker. The Corporate Governance and Compensation Committee is currently chaired by Mr. Houle.

For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information — Memorandum and Articles of Association.”

D.	Employees.

At December 31, 2006, 2005, and 2004, we had approximately 25,300, 25,400, and 25,700 employees, respectively. As of December 31, 2006, there were approximately 16,000 employees in the agricultural equipment business, 4,400 in the construction equipment business, and 970 in the financial services business, with the remaining 3,930 in parts and service and other roles shared by all business units. As of December 31, 2006, as broken down by geographic location, there were 9,000 employees in North America, 12,000 employees in Europe, 2,100 employees in Latin America, and 2,200 employees in the Rest of World.

Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 3,200 of our active and retiree hourly production and maintenance employees in the United States continues through 2011. The International Association of Machinists, which represents approximately 500 of our employees in Fargo, North Dakota, ratified a new 5 1/2 year contract in October, 2006, which expires in April, 2012.

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

All of CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Directors’ elective option awards vest immediately upon grant. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.

Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for Directors as of December 31, 2006, excluding directors who are employees of Fiat and are not compensated by CNH:

			Katherine	Kenneth	James L.C.	Dr. Edward	Michael E.	Harold	Léo W.	Dr. Rolf M.	Dr. Peter	John	Jacques
	Grant Date	Price	M. Hudson	Lipper	Provan	A. Hiler	Murphy	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total

Beginning Balance
(automatic option)	11/12/1999	$77.05	750	750	750	—	—	—	—	—	—	—	—	2,250
	12/20/1999	68.85	—	—	—	—	—	60,000	—	—	—	—	—	60,000
	2/29/2000	56.09	624	713	624	—	—	—	—	—	—	—	—	1,961
	6/6/2000	60.63	577	660	577	—	—	—	—	—	—	—	—	1,814
(automatic option)	6/7/2000	60.00	1,500	1,500	1,500	—	—	—	—	—	—	—	—	4,500
	9/4/2000	49.55	706	807	706	—	—	—	—	—	—	—	—	2,219
	12/3/2000	49.08	713	815	713	—	—	—	—	—	—	—	—	2,241
	3/2/2001	38.63	906	1,036	906	—	—	—	—	—	—	—	—	2,848
	5/2/2001	26.90	1,301	1,487	1,301	—	—	—	—	—	—	—	—	4,089
(automatic option)	5/3/2001	27.88	1,500	1,500	1,500	—	—	—	—	—	—	—	—	4,500
	7/23/2001	31.70	—	—	—	—	—	17,000	—	—	—	—	—	17,000
	7/31/2001	36.35	963	1,101	963	—	—	—	—	—	—	—	—	3,027
	10/29/2001	26.25	1,333	1,524	1,333	—	—	—	—	—	—	—	—	4,190
	1/27/2002	29.48	1,188	1,357	1,188	—	—	—	—	—	—	—	—	3,733
	5/6/2002	26.60	1,436	1,368	1,316	—	—	—	—	—	—	—	—	4,120
(automatic option)	5/7/2002	26.45	1,500	1,500	1,500	1,500	—	—	—	—	—	—	—	6,000
	7/22/2002	16.18	—	—	—	—	—	24,600	—	—	—	—	—	24,600
	8/2/2002	15.23	2,627	2,299	—	2,299	—	—	—	—	—	—	—	7,225
(automatic option)	9/3/2002	18.53	—	—	—	—	1,011	—	—	—	—	—	—	1,011
	11/2/2002	15.18	2,636	2,307	—	2,307	—	—	—	—	—	—	—	7,250
	1/31/2003	15.70	2,547	2,229	—	2,229	—	—	—	—	—	—	—	7,005
	5/7/2003	9.15	4,374	3,827	—	—	—	—	—	—	—	—	—	8,201
(automatic option)	5/8/2003	9.23	6,212	6,380	6,194	4,000	4,000	—	—	—	—	—	—	26,786
	8/4/2003	9.90	1,136	—	—	—	—	—	—	—	—	—	—	1,136
	11/3/2003	13.49	834	—	—	—	—	—	—	—	—	—	—	834
	2/1/2004	16.54	2,721	—	—	—	—	—	—	—	—	—	—	2,721
	3/22/2004	9.90	3,409	—	—	—	—	—	—	—	—	—	—	3,409
	3/22/2004	13.49	2,502	—	—	—	—	—	—	—	—	—	—	2,502
	4/25/2004	20.66	2,178	—	—	—	—	—	—	—	—	—	—	2,178
(automatic option)	4/26/2004	21.22	4,000	4,000	4,000	4,000	4,000	—	—	—	—	—	—	20,000
	7/24/2004	20.44	—	1,957	—	—	—	—	—	—	—	—	—	1,957
	10/22/2004	17.41	—	2,298	—	—	—	—	—	—	—	—	—	2,298
	1/20/2005	18.44	—	2,169	—	—	—	—	—	—	—	—	—	2,169
	5/2/2005	17.81	—	2,246	—	—	—	—	—	—	—	—	—	2,246
(automatic option)	5/3/2005	17.28	4,000	4,000	4,000	4,000	4,000	—	—	—	—	—	—	20,000
	7/31/2005	21.08	—	3,084	—	—	—	—	—	—	—	—	—	3,084
	10/28/2005	18.37	—	3,538	—	—	—	—	—	—	—	—	—	3,538

Total Beginning Balance			54,173	56,452	29,071	20,335	13,011	101,600	—	—	—	—	—	274,642

— Vested/Not Exercised			39,961	42,072	14,877	8,335	1,011	101,600	—	—	—	—	—	207,856

— Not Vested			14,212	14,380	14,194	12,000	12,000		—	—	—	—	—	66,786

			Katherine	Kenneth	James L.C.	Dr. Edward	Michael E.	Harold	Léo W.	Dr. Rolf M.	Dr. Peter	John	Jacques
	Grant Date	Price	M. Hudson	Lipper	Provan	A. Hiler	Murphy	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total

Options Granted	1/27/2006	19.13	—	3,399	—	—	—	—	—	—	—	—	—	3,399
	4/6/2006	27.58	—	2,357	—	—	—	—	—	—	—	—	—	2,357
(automatic option)	4/7/2006	27.70	—	4,000	—	4,000	—	—	4,000	4,000	4,000	4,000	4,000	28,000
	7/5/2006	23.87	—	3,770	—	—	—	—	—	—	—	—	1,047	4,817
	9/25/2006	21.20	—	—	—	—	—	66,038	—	—	—	—	—	66,038
	10/3/2006	22.32	—	4,033	—	—	—	—	4,480	1,008	—	—	1,121	10,642
	12/29/2006	27.45	—	—	—	—	—	—	3,643	820	—	—	911	5,374

Total Options Granted			—	17,559	—	4,000	—	66,038	12,123	5,828	4,000	4,000	7,079	120,627

Options Forfeited	11/12/1999	77.05	750	—	750	—	—	—	—	—	—	—	—	1,500
	2/29/2000	56.09	624	—	624	—	—	—	—	—	—	—	—	1,248
	6/6/2000	60.63	577	—	577	—	—	—	—	—	—	—	—	1,154
	6/7/2000	60.00	1,500	—	1,500	—	—	—	—	—	—	—	—	3,000
	9/4/2000	49.55	706	—	706	—	—	—	—	—	—	—	—	1,412
	12/3/2000	49.08	713	—	713	—	—	—	—	—	—	—	—	1,426
	3/2/2001	38.63	906	—	906	—	—	—	—	—	—	—	—	1,812
	5/2/2001	26.90	1,301	—	1,301	—	—	—	—	—	—	—	—	2,602
	5/3/2001	27.88	1,500	—	1,500	—	—	—	—	—	—	—	—	3,000
	7/31/2001	36.35	963	—	963	—	—	—	—	—	—	—	—	1,926
	10/29/2001	26.25	1,333	—	1,333	—	—	—	—	—	—	—	—	2,666
	1/27/2002	29.48	1,188	—	1,188	—	—	—	—	—	—	—	—	2,376
	5/6/2002	26.60	1,436	—	1,316	—	—	—	—	—	—	—	—	2,752
	5/7/2002	26.45	1,500	—	1,500	—	—	—	—	—	—	—	—	3,000
	4/26/2004	21.22	4,000	—	—	—	—	—	—	—	—	—	—	4,000
	5/3/2005	17.28	4,000	—	—	—	—	—	—	—	—	—	—	4,000
	9/25/2006	21.20	—	—	—	—	—	54,495	—	—	—	—	—	54,495

Total Options Forfeited			22,997	—	14,877	—	—	54,495	—	—	—	—	—	92,369

Options Exercised	4/7/2006	9.23	—	—	4,094	—	—	—	—	—	—	—	—	4,094
	4/10/2006	9.23	—	—	2,100	—	—	—	—	—	—	—	—	2,100
	4/10/2006	21.22	—	—	4,000	—	—	—	—	—	—	—	—	4,000
	4/10/2006	17.28	—	—	4,000	—	—	—	—	—	—	—	—	4,000
	5/5/2006	15.23	—	—	—	2,299	—	—	—	—	—	—	—	2,299
	5/5/2006	15.18	—	—	—	2,307	—	—	—	—	—	—	—	2,307
	5/8/2006	18.53	—	—	—	—	1,011	—	—	—	—	—	—	1,011
	5/8/2006	9.23	—	—	—	—	4,000	—	—	—	—	—	—	4,000
	5/8/2006	17.28	—	—	—	—	4,000	—	—	—	—	—	—	4,000
	5/9/2006	21.22	—	—	—	—	4,000	—	—	—	—	—	—	4,000
	9/7/2006	9.15	4,374	—	—	—	—	—	—	—	—	—	—	4,374
	9/7/2006	9.23	6,212	—	—	—	—	—	—	—	—	—	—	6,212
	9/7/2006	9.90	4,545	—	—		—	—	—	—	—	—	—	4,545
	9/26/2006	13.49	3,336	—	—	—	—	—	—	—	—	—	—	3,336
	9/26/2006	16.54	2,721	—	—	—	—	—	—	—	—	—	—	2,721
	9/26/2006	20.66	2,178	—	—	—	—	—	—	—	—	—	—	2,178
	9/26/2006	15.23	2,627	—	—	—	—	—	—	—	—	—	—	2,627
	9/26/2006	15.18	2,636	—	—	—	—	—	—	—	—	—	—	2,636
	9/26/2006	15.70	2,547	—	—	—	—	—	—	—	—	—	—	2,547

Total Options Exercised			31,176	—	14,194	4,606	13,011	—	—	—	—	—	—	62,987
Ending Balance			—	74,011	—	19,729	—	113,143	12,123	5,828	4,000	4,000	7,079	239,913

— Vested/Not Exercised			—	62,011	—	7,729	—	105,448	8,123	1,828	—	—	3,079	188,218

— Not Vested			—	12,000	—	12,000	—	7,695	4,000	4,000	4,000	4,000	4,000	51,695

The following table summarizes outstanding restricted common shares held by directors for which the restriction has not yet expired.

				Harold	Paolo
	Grant Date	Price		Boyanovsky	Monferino	Total

Beginning Balance as of 1/1/06
	4/18/2000	$68.85			2,568	2,568
	3/1/2004	18.77		4,423	—	4,423
	1/3/2005	19.19		4,535	—	4,535

Total Beginning Balance				8,958	2,568	11,526
— Vested				—	—	—
— Not Vested				8,958	2,568	11,526
Restricted Shares Granted
	9/15/2006	21.22		100,000	—	100,000
	12/15/2006	26.99	(A)	100,000	—	100,000

Total Restricted Shares Granted				200,000	—	200,000
Restricted Shares Forfeited
	9/15/2006	21.22		(100,000)	—	(100,000)
	3/1/2004	18.77		(1,165)	—	(1,165)

Total Restricted Shares Forfeited				(101,165)		(101,165)
Restricted Shares Vested	3/1/2004	18.77		(2,212)	—	(2,212)

Total Restricted Shares Vested				(2,212)	—	(2,212)

Ending Balance as of 12/31/06				105,581	2,568	108,149

— Vested						—
— Not Vested				105,581	2,568	108,149

(A)	Fair value based on current estimate of achieving targets in 2009.

CNH currently provides matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares. For the years ended December 31, 2006, and 2005, approximately 690,000 and 904,000 shares, respectively, were contributed to this plan. During these years employees were allowed to transfer these contributions out of the CNH stock fund on the first business day of the calendar quarter following the date we contributed the stock to the plan. Effective January 1, 2007, all such restrictions have been eliminated and employees may transfer shares at any time in accordance with other applicable plan provisions.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

As of December 31, 2006, our outstanding capital stock consisted of common shares, par value €2.25(U.S. $2.96) per share. As of December 31, 2006, there were 236,164,978 common shares outstanding. At December 31, 2006, we had 646 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 10% of our outstanding common shares.

We are controlled by our largest single shareholder, Fiat Netherlands, a wholly owned subsidiary of Fiat. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

The following table sets forth the outstanding common shares of CNH as of December 31, 2006:

	Number of
	Outstanding	Percentage
	Common	Ownership
Shareholders	Shares	Interest

Fiat Netherlands	211,866,037	90%
Other shareholders	24,298,941	10

Total	236,164,978	100%

Each of our directors and executive officers, individually and collectively owned less than 1% of our common shares at December 31, 2006.

B.	Related Party Transactions.

Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. As of December 31, 2006, Fiat’s ownership of CNH was approximately 90%.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.3 billion) syndicated credit facility with a group of banks, maturing in July, 2008. The borrowers have allocated €300 million ($395 million) of this borrowing capacity to CNH with additional amounts potentially available depending on the usage by other borrowers. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Funding — Committed Lines of Credit.”

Fiat, through certain of its subsidiaries, has also made available to us and certain of our subsidiaries, pursuant to an Amended Facility Agreement entered into in January 2007, a multi-currency revolving credit facility for a period ending on February 28, 2008. Pursuant to this facility CNH and the designated subsidiaries may, from time to time, borrow as short-term loans or as overdraft advances up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The Amended Facility Agreement replaces in its entirety a prior facility agreement, which expired in January 2007, as well as a letter agreement between Fiat and us, providing for treasury and debt financing arrangements to be made available to us by Fiat, which has been terminated. The interest rates on advances under the Amended Facility Agreement, and the prior facility agreement that it replaces, have ranged from LIBOR + 0.15% to LIBOR + 2.00% during 2006. We have agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2006, $352 million in short-term advances were outstanding under the Amended Facility Agreement.

At December 31, 2006, outstanding debt with Fiat and its affiliates was approximately 8% of CNH total debt, compared with 18% at December 31, 2005. Fiat guarantees $947 million of CNH debt with third parties or approximately 16% of CNH’s outstanding debt with third parties. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. For 2006, CNH paid a guarantee fee of 0.0625% per annum. For 2005 and 2004, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum.

Like other companies that are part of multinational groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Deposits with Fiat earn interest at rates that range from LIBOR plus 15 to 30 basis points. Interest earned on our deposits with Fiat included in Finance and interest income were approximately $34 million, $18 million, and $11 million in the years ended December 31, 2006, 2005, and 2004, respectively.

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

CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco Nederland B.V. (“Iveco”) and Fiat Powertrain Technologies S.p.A., dump trucks from Iveco, robotic equipment and paint systems from Comau Pico Holdings Corporation, and castings from Teksid S.p.A. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

As of December 31, 2006, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.8 billion and $2.0 billion, respectively, as of December 31, 2006, and 2005, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2005, routine maintenance of CNH plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. In 2005 and 2004, CNH purchased network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. Subsequently, Fiat announced that it had entered into a nine-year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including us. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

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

Additionally, CNH participates in the stock option program of Fiat and the Individual Top Hat Scheme as described in “Note 17: Option and Incentive Plans” of our consolidated financial statements.

The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in millions)

Sales to affiliated companies and joint ventures	$143	$121	$124

Purchase of materials, production parts, merchandise and services	$552	$525	$565

Finance and interest income	$36	$41	$28

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B.	Significant Changes.

Our Board of Directors recommended a dividend of $0.25 per common share on February 16, 2007. The dividend will be payable on April 30, 2007, to shareholders of record at the close of business on April 23, 2007. Declaration of the dividend is subject to approval of the shareholders at the AGM which will be held on April 2, 2007.

We believe that we will be able to declare at our upcoming AGM of shareholders and pay a dividend of $0.25 per common share on all common shares outstanding, and we estimate, based on the relevant calculations contained in the terms of certain Senior Notes issued by Case New Holland, that such dividend will not constitute a restricted payment under the terms of the Senior Notes. See “Item 10. Additional Information — Memorandum and Articles of Association — Dividends.”

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Our common shares are quoted on the New York Stock Exchange under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated:

Common Share Price

	High	Low

Most recent six months:
February 2007	$39.34	$34.13
January 2007	33.96	26.14
December 2006	29.47	26.60
November 2006	30.28	26.73
October 2006	27.52	22.80
September 2006	23.49	21.00
Year ended December 31, 2006
First Quarter	$26.31	18.14
Second Quarter	30.50	20.67
Third Quarter	24.11	18.87
Fourth Quarter	30.28	22.80
Full Year	30.50	18.14
Year ended December 31, 2005
First Quarter	$19.06	$16.70
Second Quarter	19.03	16.90
Third Quarter	22.10	18.90
Fourth Quarter	20.37	16.07
Full Year	22.10	16.07
2004	$21.38	$16.22
2003	$19.00	$5.95
2002	$32.15	$14.00

On March 23, 2007, the last reported sales price of our common shares as reported on the New York Stock Exchange was $38.99 per share. There were approximately 14,000 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

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

Dividends

Our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our board of directors. The shareholders have discretion as to the use of that portion of our annual profits remaining for distribution of dividends on the common shares after the establishment of reserves and payment of dividends on the preference shares. No dividends were distributed on the preference shares in 2006.

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

Board of Directors; Adoption of Annual Accounts

The Directors serve on the Board for a term of one year and may stand for re-election at any subsequent year. The shareholders elect the members of our Board of Directors at a general meeting. The shareholders may also dismiss or suspend any member of the Board of Directors at any time by the vote of a majority of the votes cast at a general meeting.

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

Issue of Shares; Preference Rights

Our Board of Directors has the power to issue common shares and/or preference shares if and to the extent that a general meeting of shareholders has designated the board to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At a general meeting of shareholders in February 2002, the shareholders authorized our board of directors to issue shares and/or rights to purchase shares for five years. This authorization expired in February 2007. The shareholders are expected to vote on the renewal of the authorization at the AGM to be held on April 2, 2007.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our extraordinary general meeting of shareholders on February 4, 2002, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting. This authorization expired in February 2007. The shareholders are expected to vote on the renewal of the authorization at the AGM to be held on April 2, 2007.

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

For a discussion of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Each of the Indentures governing our Senior Notes contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

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

Taxation of Dividends

Subject to the PFIC rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

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

We generally will fund dividend distributions on our common shares with dividends received from our non-Dutch subsidiaries. Assuming that the necessary conditions and requirements are met under Dutch law, we may be entitled to a reduction in the amount in respect of Dutch withholding taxes payable to the Dutch tax authorities. Such a reduction will likely constitute a subsidy in respect of the Dutch withholding tax payable on our dividends and, thus, a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount of the reduction so allowed to us.

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

PFIC Rules

We believe that our common shares should not be treated as stock of a Personal Foreign Investment Company, or PFIC, for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would not be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are teated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Taxes on Income and Capital Gains

A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of our dividends distributed (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

•	he derives profit from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment of a permanent representative in The Netherlands and his shares are attributable to that enterprise; or

•	he (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands.

The concept “dividends distributed by CNH” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of our shares (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of our shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares we issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

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

Dividend Withholding Tax

Dividends we distributed to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. As of January 1, 2007, the statutory rate has been reduced to 15%. See “— Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH.”

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

Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), as amended by the agreement dated March 8, 2004, the Dutch dividend withholding tax rate on dividends we paid on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%, and further to 5% if such Non-Resident holder of shares is a company which holds directly at least 10% of the voting power in us. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will be required to withhold the dividend withholding tax at the Dutch statutory rate of 15%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the reduced rate of 15% of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

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

We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at Room 1580, 100F Street, N.E., Washington, D.C. 20459. To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

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

The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated income. Due to periodic mismatches in cash inflows and outflows, currencies such as the euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen may have a possible impact on income. The primary currencies for cash outflows were the British pound, Japanese yen and euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. To manage these exposures, we identify naturally offsetting positions and purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 15: Financial Instruments” of our consolidated financial statements for a description of our foreign exchange rate risk management.

We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and nature of the underlying cash flow exposure.

For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $64 million and $49 million at December 31, 2006, and 2005, respectively. Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

Effects of Currency Translation

Due to our significant international operations, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. dollars. Depending on movements in foreign exchange rates, this may have an adverse impact on our consolidated financial statements. Exposures to the major currencies include the euro, British pound, Canadian dollar and Australian dollar. Exposures to other currencies include the Brazilian real, Argentine peso, Mexican peso, Danish krone, Norwegian krone, Swedish krona, Polish zloty, Indian rupee, and Chinese renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican peso, Brazilian real and Argentine peso have historically experienced short-term movements ranging from 30% to 90% due to the devaluation of their respective currency.

As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a gain of $10 million in 2006 and a loss of $8 million in 2005. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2006, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $280 million and $260 million at December 31, 2006, and 2005, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statements of income.

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

We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2006, and 2005, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $43 million and $9 million, respectively, based on the discounted values of their related cash flows.

The sensitivity analysis computes the impact on fair value on the above exposures due to a hypothetical 10% change in the interest rates used to discount each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and the applicable interest rate index. As a result, our inherent rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

See “Note 15: Financial Instruments” of our consolidated financial statements for a description of the methods and assumptions used to determine the fair values of financial instruments.

Commodity Price Risk Management

Commodity prices affect our Equipment Operations’ sales and Financial Services’ originations. Commodity risk is managed through geographic and enterprise diversification. It is not possible to determine the impact of commodity prices on income, cash flows or fair values of the Financial Services’ portfolio.

Changes in Market Risk Exposure as Compared to 2005

Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2005.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

In March, 2006, Wells Fargo Bank N.A. became successor trustee under our Senior Notes Indenture Agreements. The address for Wells Fargo Bank N.A. is Corporate Trust Services, Sixth & Marquette; N9303-120, Minneapolis, MN 55479.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2006 pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

The management of CNH Global N.V. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c)	Change in Internal Control over Financial Reporting

There have been no changes in internal controls or in other factors that could significantly affect internal controls during the year ended December 31, 2006, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

The Board of Directors of CNH has determined that John Lanaway, Dr. Peter Kalantzis, and Jacques Theurillat are audit committee financial experts. Each are independent directors.

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

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2006. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2006, and 2005:

	2006	2005

Audit Fees	$4,404,500	$4,304,000
Audit-Related Fees	1,050,000	886,600
Tax Fees	461,300	1,386,800

Total	$5,915,800	$6,577,400

“Audit Fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements and certifications of accounting-related internal controls. “Tax Fees” are fees for professional services rendered by the Deloitte Entities for expatriate employee tax services, tax compliance, tax advice on actual or contemplated transactions and tax consulting associated with international transfer prices.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.:

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and its subsidiaries (collectively, the “Company”) as of December 31, 2006, and 2005, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 2006, and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, effective December 31, 2006 the Company changed its method of accounting for the funded status of their defined benefit pension and other postretirement plans to adopt Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

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

/S/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 29, 2007

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2005 and 2004
(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions, except per share data)

Revenues:
Net sales	$12,115	$11,806	$11,545	$12,115	$11,806	$11,545	$—	$—	$—
Finance and interest income	883	769	634	177	129	82	952	801	672

	12,998	12,575	12,179	12,292	11,935	11,627	952	801	672

Costs and Expenses:
Cost of goods sold	9,933	9,934	9,782	9,933	9,934	9,782	—	—	—
Selling, general and administrative	1,248	1,177	1,100	1,015	964	919	233	213	181
Research, development and engineering	367	303	277	367	303	277	—	—	—
Restructuring	96	73	104	94	71	102	2	2	2
Interest expense — Fiat affiliates	66	99	88	49	72	63	17	27	25
Interest expense — other	512	452	404	272	269	255	323	240	183
Interest compensation to Financial Services	—	—	—	235	159	113	—	—	—
Other, net	359	280	265	233	188	186	54	36	52

	12,581	12,318	12,020	12,198	11,960	11,697	629	518	443

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	417	257	159	94	(25)	(70)	323	283	229
Income tax provision (benefit)	165	116	39	56	24	(39)	109	92	78
Minority interest	16	26	23	16	27	23	—	—	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	8	9	8	222	200	159	8	9	8
Equipment Operations	48	39	20	48	39	20	—	—	—

Net income	$292	$163	$125	$292	$163	$125	$222	$200	$159

Per Share Data:
Basic earnings per share	$1.37	$0.77	$0.94

Diluted earnings per share	$1.23	$0.70	$0.54

The Consolidated data in these statements include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of income.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(and Supplemental Information)

			Supplemental Information
			Equipment		Financial
	Consolidated		Operations		Services
	2006	2005	2006	2005	2006	2005
	(in millions, except share data)

ASSETS
Current Assets:
Cash and cash equivalents	$1,174	$1,245	$703	$858	$471	$387
Deposits in Fiat affiliates cash management pools	497	580	496	578	1	2
Accounts and notes receivable, net	3,677	3,192	1,311	1,146	2,475	2,118
Intersegment notes receivable	—	—	1,348	1,067	—	—
Inventories, net	2,735	2,466	2,735	2,466	—	—
Deferred income taxes	587	534	424	436	163	98
Prepayments and other	114	99	110	95	4	4

Total current assets	8,784	8,116	7,127	6,646	3,114	2,609

Long-term receivables	2,872	2,649	3	97	2,869	2,552
Intersegment long-term notes receivable	—	—	97	—	—	—
Property, plant and equipment, net	1,378	1,311	1,366	1,303	12	8
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	457	449	354	353	103	96
Investment in Financial Services	—	—	1,788	1,587	—	—
Equipment on operating leases, net	254	180	—	—	254	180
Goodwill	2,365	2,388	2,220	2,243	145	145
Intangible assets, net	708	775	707	775	1	—
Other assets	1,456	1,450	852	955	604	495

Total other assets	5,240	5,242	5,921	5,913	1,107	916

Total	$18,274	$17,318	$14,514	$13,959	$7,102	$6,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt — Fiat affiliates	$33	$413	$—	$279	$33	$134
Current maturities of long-term debt — other	1,027	646	53	106	974	540
Short-term debt — Fiat affiliates	438	565	260	479	178	86
Short-term debt — other	832	957	228	347	604	610
Intersegment short-term debt and current maturities of intersegment long-term debt	—	—	—	—	1,348	1,067
Accounts payable	1,881	1,609	1,939	1,641	42	32
Restructuring liability	85	47	82	45	3	2
Other accrued liabilities	2,144	1,795	1,879	1,600	274	203

Total current liabilities	6,440	6,032	4,441	4,497	3,456	2,674

Long-term debt — Fiat affiliates	19	133	—	95	19	38
Long-term debt — other	4,053	3,573	2,366	1,916	1,687	1,657
Intersegment long-term debt	—	—	—	—	97	—
Other Liabilities:
Pension, postretirement and postemployment benefits	2,288	2,132	2,279	2,116	9	16
Other liabilities	245	305	199	192	46	113

Total other liabilities	2,533	2,437	2,478	2,308	55	129

Commitments and contingencies
Minority interest	109	91	109	91	—	—
Shareholders’ equity:
Preference shares, €2.25 par value; authorized 200,000,000 shares in 2006 and 2005; issued none and 8,000,000 shares in 2006 and 2005	—	19	—	19	—	—
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2006 and 2005	—	—	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2006 and 2005, issued 236,319,791 in 2006 and 135,020,437 shares in 2005	592	315	592	315	205	192
Paid-in capital	6,117	6,348	6,117	6,348	1,205	1,193
Treasury stock, 154,813 shares in 2006 and 2005, at cost	(8)	(8)	(8)	(8)	—	—
Retained earnings (deficit)	(763)	(996)	(763)	(996)	211	83
Accumulated other comprehensive income (loss)	(818)	(626)	(818)	(626)	132	84

Total shareholders’ equity	5,120	5,052	5,120	5,052	1,788	1,587

Total	$18,274	$17,318	$14,514	$13,959	$7,102	$6,085

The Consolidated data in these statements include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004
(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions)

Operating activities:
Net income	$292	$163	$125	$292	$163	$125	$222	$200	$159
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	316	309	325	273	263	261	43	46	64
Deferred income tax expense (benefit)	(9)	132	4	24	169	64	(33)	(37)	(60)
(Gain) on disposal of fixed assets	(4)	(1)	(21)	(4)	(1)	(21)	—	—	—
Undistributed (income) losses of unconsolidated subsidiaries	(2)	(7)	2	(147)	(138)	(43)	(8)	(9)	(5)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	29	56	(97)	(29)	(56)	97
(Increase) decrease in accounts and notes receivable, net	(95)	(197)	911	14	271	712	(109)	(468)	199
(Increase) decrease in inventories, net	(104)	(102)	85	(104)	(102)	85	—	—	—
(Increase) decrease in prepayments and other current assets	(6)	(10)	(10)	(7)	(8)	(12)	1	(2)	2
(Increase) decrease in other assets	53	(42)	(369)	40	(145)	(122)	13	103	(247)
Increase (decrease) in accounts payable	126	103	(59)	123	95	(58)	3	8	(1)
Increase (decrease) in other accrued liabilities	40	89	26	78	118	(10)	(38)	(29)	36
Increase (decrease) in other liabilities	32	71	(24)	130	63	(7)	(98)	8	(17)
Other, net	(32)	41	(25)	(26)	45	2	(6)	(4)	(27)

Net cash (used) provided by operating activities	607	549	970	715	849	879	(39)	(240)	200

Investing activities:
Acquisitions and investments, net of cash acquired	(15)	(19)	(38)	(15)	(29)	(113)	—	(3)	(10)
Additions to retail receivables	(6,120)	(5,351)	(5,183)	—	—	—	(6,120)	(5,351)	(5,183)
Proceeds from retail securitizations	2,836	2,799	2,218	—	—	—	2,836	2,799	2,218
Collections of retail receivables	3,012	2,674	2,281	—	—	—	3,012	2,674	2,281
Collections of retained interests in securitized retail receivables	45	49	115	—	—	—	45	49	115
Proceeds from sale of businesses and assets	71	124	255	13	19	93	58	105	162
Expenditures for property, plant and equipment	(218)	(155)	(180)	(213)	(152)	(179)	(5)	(3)	(1)
Expenditures for equipment on operating leases	(173)	(111)	(81)	—	—	—	(173)	(111)	(81)
(Deposits in) withdrawals from Fiat affiliates cash management pools	128	506	217	127	493	221	1	13	(4)

Net cash (used) provided by investing activities	(434)	516	(396)	(88)	331	22	(346)	172	(503)

Financing activities:
Intersegment activity	—	—	—	(378)	23	(72)	378	(23)	72
Proceeds from issuance of long-term debt — Fiat affiliates	—	62	5	—	62	5	—	—	—
Proceeds from issuance of long-term debt — other	1,061	839	1,452	500	56	497	561	783	955
Payment of long-term debt — Fiat affiliates	(494)	(627)	(634)	(374)	(580)	(490)	(120)	(47)	(144)
Payment of long-term debt — other	(108)	(566)	(923)	(108)	(215)	(130)	—	(351)	(793)
Net increase (decrease) in short-term revolving credit facilities	(667)	(447)	(143)	(364)	(264)	(530)	(303)	(183)	387
Dividends paid	(59)	(34)	(33)	(59)	(34)	(33)	(69)	(60)	(109)
Other, net	(9)	—	(1)	(9)	—	(1)	—	13	85

Net cash (used) provided by financing activities	(276)	(773)	(277)	(792)	(952)	(754)	447	132	453

Effect of foreign exchange rate changes on cash and cash equivalents	32	22	15	10	(7)	4	22	29	11

Increase (decrease) in cash and cash equivalents	(71)	314	312	(155)	221	151	84	93	161
Cash and cash equivalents, beginning of year	1,245	931	619	858	637	486	387	294	133

Cash and cash equivalents, end of year	$1,174	$1,245	$931	$703	$858	$637	$471	$387	$294

The Consolidated data in these statements include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of SFAS No. 94. The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of cash flows.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

						Accumulated
						Other
					Retained	Comprehensive			Comprehensive
	Preference	Common	Paid-in	Treasury	Earnings	Income	Unearned		Income
	Shares	Shares	Capital	Stock	(Deficit)	(Loss)	Compensation	Total	(Loss)
	(in millions)

Balance, January 1, 2004	$19	$309	$6,310	$(7)	$(1,217)	$(539)	$(1)	$4,874
Comprehensive income:
Net income	—	—	—	—	125	—	—	125	$125
Translation adjustment	—	—	—	—	—	86	—	86	86
Pension liability adjustment (net of tax of $58 million)	—	—	—	—	—	(64)	—	(64)	(64)
Unrealized loss on available for sale securities (net of tax of $2 million)	—	—	—	—	—	(2)	—	(2)	(2)
Derivative financial instruments:
Gains deferred (net of tax of $16 million)	—	—	—	—	—	18	—	18	18
Gains reclassified to earnings, net of tax	—	—	—	—	—	5	—	5	5

Total									$168

Purchase of treasury shares	—	—	—	(1)	—	—	—	(1)
Issuance of common shares	—	3	18	—	—	—	—	21
Dividends paid	—	—	—	—	(33)	—	—	(33)

Balance, December 31, 2004	19	312	6,328	(8)	(1,125)	(496)	(1)	5,029
Comprehensive income:
Net income	—	—	—		163		—	163	$163
Translation adjustment	—	—	—	—	—	(68)	—	(68)	(68)
Pension liability adjustment (net of tax of $27 million)	—	—	—	—	—	16	—	16	16
Unrealized loss on available for sale securities (net of tax of $8 million)	—	—	—	—	—	(9)	—	(9)	(9)
Derivative financial instruments:
Losses deferred (net of tax of $25 million)	—	—	—	—	—	(87)	—	(87)	(87)
Gains reclassified to earnings, net of tax	—	—	—	—	—	18	—	18	18

Total									$33

Issuance of common shares	—	3	17	—	—	—	—	20
Common stock due under the Long-Term Incentive Plan	—	—	3	—	—	—	—	3
Dividend paid	—	—	—	—	(34)	—	—	(34)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2005	19	315	6,348	(8)	(996)	(626)	—	5,052
Comprehensive income:
Net income	—	—	—	—	292	—	—	292	$292
Translation adjustment	—	—	—	—	—	115	—	115	115
Pension liability adjustment (net of tax of $9 million), prior to adoption of SFAS No. 158	—	—	—	—	—	21	—	21	21
Unrealized gain on available for sale securities (net of tax of $5 million)	—	—	—	—	—	1	—	1	1
Derivative financial instruments:
Gains deferred (net of tax of $24 million)	—	—	—	—	—	118	—	118	118
Losses reclassified to earnings, net of tax	—	—	—	—	—	(51)	—	(51)	(51)

Total									$496

Issuance of common shares	—	4	24	—	—	—	—	28
Common stock due under the Long-Term Incentive Plan	—	—	(1)	—	—	—	—	(1)
Dividend paid	—	—	—	—	(59)	—	—	(59)
Preferred stock conversion	(19)	273	(254)	—	—	—	—	—
Adjustment to initially apply SFAS No. 158 (net of tax of $233)	—	—	—	—	—	(396)	—	(396)

Balance, December 31, 2006	$—	$592	$6,117	$(8)	$(763)	$(818)	$—	$5,120

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of changes in shareholders’ equity.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Nature of Operations

CNH Global N.V. (“CNH” or the “Company”), is incorporated in The Netherlands under Dutch law. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH’s Financial Services’ operations offer a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

CNH is controlled by Fiat Netherlands Holding N.V. (“Fiat Netherlands”), a wholly owned subsidiary of Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”), a company organized under the laws of the Republic of Italy, which owned approximately 90% of the outstanding common shares of CNH at December 31, 2006.

Note 2:	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated data in these statements include CNH Global N.V. and its consolidated subsidiaries and conform to the requirements of Statement of Financial Accounting (“SFAS”) No. 94, “Consolidation of All Majority-Owned Subsidiaries” (“SFAS No. 94”). CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. dollars. The financial statements include the accounts of CNH’s majority-owned subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH’s equipment operations and financial services operations as follows:

Equipment Operations — The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s Financial Services business are reflected, respectively, in “Equity in income (loss) of unconsolidated subsidiaries and affiliates — Financial Services” in the accompanying consolidated statements of income, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.

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

Investments in unconsolidated subsidiaries and affiliates, where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH’s proportionate share of the entity’s respective profits or losses. Dividends received from these entities reduce the carrying value of the investments.

The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts, and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities they are each classified as

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement 125” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. For additional information on the Company’s receivable securitization programs, see “Note 3: Accounts and Notes Receivable.”

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

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate allowance for credit losses as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the interest free period. In 2006 and 2005, interest-free periods averaged 3.7 months and 4.0 months, respectively, on approximately 64% and 66%, respectively, of sales for the agricultural equipment business. In both 2006 and 2005, interest-free periods averaged 3.5 months, on approximately 79% and 66%, respectively, of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.

Financial Services records finance and interest income on retail and other notes receivables and finance leases using the effective interest method. Income from operating leases is recognized over the term of the lease.

Sales Allowances

CNH grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is reserved for and recorded as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Modification Programs and Warranty Costs

The costs of major programs to modify products in the customer’s possession are accrued when these costs can be identified and quantified. Normal warranty costs are recorded at the time of sale. For extended warranty programs, CNH defers revenue for amounts invoiced and recognizes the revenue ratably over the contractual period. Costs incurred for extended warranty programs are expensed as incurred.

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $44 million, $47 million, and $39 million for the years ended December 31, 2006, 2005, and 2004, respectively.

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

Foreign Currency Translation

CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency, except for those operating in hyperinflationary economies. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income in the period during which they arise. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies for which both translation adjustments and gains and losses on foreign currency transactions are included in the determination of net income (loss) in the period during which they arise. Net foreign exchange gains and losses are reflected in “Other, net” in the accompanying consolidated statements of income.

Cash and Cash Equivalents

Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Deposits in Fiat Affiliates Cash Management Pools (“Deposits with Fiat”)

Deposits with Fiat are repayable to CNH upon one business day’s notice. CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice. The carrying value of Deposits with Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 21: Related Party Information.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables and Receivable Sales

Receivables are recorded at face value, net of allowances for credit losses and deferred fees and costs.

CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company computes fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions — credit losses, prepayment speeds, and discount rates commensurate with the risks involved. Changes in these fair values are recorded after-tax in other comprehensive income in unrealized gain on available-for-sale securities. Other-than-temporary impairments are recorded in net income. For securitizations that qualify as collateral for secured borrowings no gains or losses are recognized at the time of securitization. These receivables remain on the balance sheet.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

Category	Lives

Buildings and improvements	10 — 40 years
Plant and machinery	5 — 16 years
Other equipment	3 — 10 years

CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2006, 2005, and 2004 is not significant in relation to the consolidated financial results.

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

Equipment on Operating Leases

Financial Services purchases from dealers, equipment that is leased to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is calculated at the inception of the lease. Realization of the residual values is dependent on

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Services’ future ability to re-market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases and adjusts estimated residual value if necessary. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

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

In 2006, CNH began managing its operating results under a new global brand structure. Under this structure, its Equipment Operations are made up of four distinct global brands; Case IH and New Holland agricultural equipment brands, and Case and New Holland Construction construction equipment brands. Consequently, for 2006, CNH has identified five reporting units; Case IH, New Holland, Case, New Holland Construction, and Financial Services. Prior to 2006, CNH had identified three reporting units; Agricultural Equipment, Construction Equipment, and Financial Services. The fair values of the reporting units were determined based on the discounted cash flow model (primarily for the Equipment Operations reporting units) and/or the guideline company method which values companies by comparing them to similar companies whose equity securities are publicly traded or were involved in recent purchase and sale transactions (primarily for the Financial Services’ reporting unit). The valuation models utilize assumptions and projections that have a significant impact on the valuations. These assumptions involve significant judgment regarding projected future revenues, projected future margins, weighted average cost of capital or discount rate and control premium.

Intangibles consist primarily of acquired dealer networks, trademarks, product drawings and patents. Indefinite lived intangibles principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized. Non-indefinite lived intangible assets are being amortized on a straight-line basis over 5 to 30 years.

Reference is made to “Note 8: Goodwill and Intangibles” for further information regarding goodwill and intangibles.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Derivatives

CNH records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized currently in income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is reported in income immediately.

We formally document the hedging relationship to the hedged item and our risk management strategy for all derivatives designated as hedges. We assess the effectiveness of our hedging instrument both at inception and on an ongoing basis. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued and any past or future changes in the derivative’s fair value that will not be effective as an offset to the income effects of the item being hedged are recognized currently in the statement of income.

Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

Stock-Based Compensation Plans

Effective January 1, 2006, CNH adopted SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”) which requires the use of a fair value based method of accounting for stock-based employee compensation. Upon adoption, CNH applied the Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Prior to adopting SFAS No. 123 Revised, CNH followed SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123 (“SFAS No. 148”) and used the Prospective Method of accounting for stock options. The Prospective Method required the recognition of expense for options granted, modified or settled since January 1, 2003. CNH had retained the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” for options issued prior to January 1, 2003. Adopting SFAS No. 123 Revised resulted in additional expense of approximately $1 million during 2006.

Additionally, compensation expense is reflected in net income for 2005 and 2004 for stock options granted prior to 2004 with an exercise price less than the quoted market price of CNH common shares on the date of grant.

New shares are issued under the Company’s stock-based compensation plans when restricted share grants are issued or upon the exercise of stock options.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions, to all stock-based employee compensation for the years ended December 31, 2005, and 2004.

	2005	2004

Net income, as reported	$163	$125
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(4)	(4)

Pro forma net income	$160	$121

Earnings per share:
As reported:
Basic	$0.77	$0.94

Diluted	$0.70	$0.54

Pro Forma:
Basic	$0.76	$0.91

Diluted	$0.68	$0.52

Earnings Per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive.

CNH uses the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings.

New Accounting Pronouncements

In February, 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. CNH is in the process of determining the impact SFAS No. 159 will have on its financial position and results of operations.

In September, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006,

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company’s consolidated financial condition at December 31, 2005, or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension, postretirement, and post-employment benefit plans. See Note 12 “Employee Benefit Plans and Postretirement Benefits” for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. CNH has not yet determined the impact, if any; the implementation of SFAS No. 157 may have on its financial position or results of operations.

In July, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. CNH is in the process of determining the impact FIN 48 will have on its financial position and results of operations.

In March, 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006; however, early adoption is permitted as of the beginning of an entity’s fiscal year. CNH has determined the impact of SFAS No. 156 will not be material to its financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and SFAS No. 140, and resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS No. 155: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. SFAS No. 155 also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006, although early adoption is permitted as of the beginning of an entity’s fiscal year. CNH has determined the impact of SFAS No. 155 will not be material to its financial position or results of operations upon adoption.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3:	Accounts and Notes Receivable

On-Book Receivables

Wholesale accounts and notes receivable arise primarily from the sale of goods to dealers and distributors and to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have interest-free periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any interest-free period, interest is charged to dealers on outstanding balances until CNH receives payment. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness.

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

A summary of on-book accounts and notes receivables, net as of December 31, 2006, and 2005 is as follows:

	2006	2005
	(in millions)

Wholesale notes and accounts	$1,936	$1,667
Retail and other notes and finance leases	2,809	2,527
Other restricted receivables	1,256	1,069
Other notes	806	825

Gross receivables	6,807	6,088
Less:
Allowance for credit losses	(258)	(247)
Current portion	(3,677)	(3,192)

Total long-term receivables, net	$2,872	$2,649

Maturities of long-term receivables as of December 31, 2006, are as follows:

Amount
(in millions)

2008	$970
2009	786
2010	550
2011	424
2012 and thereafter	142

Total long-term receivables, net	$2,872

It has been CNH’s experience that substantial portions of retail receivables are repaid or sold before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections. Wholesale, retail and finance lease receivables have significant concentrations of credit risk in the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agricultural and construction business sectors, the majority of which are in North America. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail notes receivable.

Allowance for credit losses activity for the years ended December 31 2006, 2005, and 2004 are as follows:

	2006	2005	2004
	(in millions)

Balance, beginning of year	$247	$211	$190
Provision for credit losses	78	104	76
Receivables written off	(69)	(63)	(69)
Other, net	2	(5)	14

Balance, end of year	$258	$247	$211

A portion of the Company’s retail note securitizations are accounted for as secured borrowings. Retail notes related to these programs were transferred, without recourse, to bankruptcy remote special purpose entities (“SPEs”) which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the retail notes are transferred are included in the Company’s consolidated balance sheet as the transactions do not meet the criteria for derecognition under SFAS No. 140. The total restricted assets related to these securitizations are indicated in the above receivables summary table as “Other restricted receivables.”

The following table summarizes CNH’s other restricted receivables at December 31, 2006, and 2005:

	2006	2005
	(in millions)

Asset-backed commercial paper (“ABCP”) conduit facilities	$441	$434
Australia retail receivables	456	246
U.S. retained undivided interests	185	194
U.S. credit card receivables	174	160
Receivables sold without recourse	—	35

Total other restricted receivables	$1,256	$1,069

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depend primarily on cash flows generated by the restricted assets.

Off-Book Securitizations

Wholesale Receivables Securitizations

CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote SPE’s, where required by bankruptcy laws. These SPE’s, which are consolidated by CNH, legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly are not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

The facilities consist of a master trust facility in the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes with a three year maturity issued in June, 2005, $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, and a 364-day, $800 million conduit facility that is renewable annually (June, 2007) at the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$189 million ($163 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2004, C$189 million ($163 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006, and a 364-day C$250 million ($215 million) conduit facility that is renewable annually (August, 2007) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$180 million ($142 million) conduit facility that is renewable annually (May, 2007) at the sole discretion of the purchaser.

In addition, certain of CNH’s Equipment Operations subsidiaries in Europe sell euro and British pound denominated wholesales receivables, directly or indirectly, to a trust. This trust consists of two bank-sponsored conduits under a €500 million ($659 million ) plus £40 million ($78 million) 364-day facility maturing in July 2007. As part of the extension of our wholesale receivable management practices in North America to other regions, we will continue to have certain of our European Financial Services’ subsidiaries purchase wholesale receivables from Equipment Operations subsidiaries and become sellers into this trust.

Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective trust and preclude us from selling additional receivables originated on a prospective basis. The occurrence of an early amortization event would increase the amount of receivables and associated debt on our consolidated balance sheet.

As of December 31, 2006, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local			Local			Local
	Currency		US$	Currency		US$	Currency		US$
	(in millions)

United States		$2,770	$2,770		$2,297	$2,297		$473	$473
Canada	C$	703	606	C$	540	466	C$	163	140
Europe		€866	1,141		€628	827		€238	314
Australia	A$	103	82	A$	76	60	A$	27	22

As of December 31, 2005, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local			Local			Local
	Currency		US$	Currency		US$	Currency		US$
	(in millions)

United States		$2,406	$2,406		$1,954	$1,954		$452	$452
Canada	C$	569	489	C$	445	382	C$	124	106
Europe		€814	960		€601	709		€213	251
Australia	A$	149	109	A$	108	79	A$	41	30

The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cash flows between CNH and the facilities for the years ended December 31, 2006, and 2005 included:

	2006	2005
	(in millions)

Proceeds from securitizations	$652	$630
Repurchase of receivables	237	183
Proceeds from collections reinvested in the facilities	7,539	6,824

Retail Receivables Securitizations

CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

CNH securitized retail notes with a net principal value of $3.0 billion, $2.9 billion, and $2.3 billion in 2006, 2005, and 2004, respectively. CNH recognized gains on the sales of these receivables of $80 million, $83 million, and $70 million in 2006, 2005, and 2004, respectively.

In conjunction with these sales, CNH retains certain interests in the sold receivables including Asset Backed Securitization (“ABS”) certificates, interest-only strips, spread accounts and the rights to service the sold receivables. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2006 and 2005, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $44 million and $58 million, respectively. Total spread account balances were $236 million and $258 million at December 31, 2006, and 2005, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retained Interests

The components of CNH’s retained interests as of December 31, 2006, and 2005 are as follows:

	2006	2005
	(in millions)

Receivables:
Collateralized wholesale receivables	$617	$588
Interest only strips	93	83
Spread and other	377	353

Total amount included in “Accounts and notes receivable, net”	1,087	1,024

Other assets:
ABS certificates	146	180
Other investments in ABS trusts	323	251

Total amount included in “Other assets”	469	431

Total retained interests	$1,556	$1,455

CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2006, and 2005, $26 million and $24 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.

Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2006 and 2005 were as follows:

			Weighted
	Range		Average
	2006	2005	2006	2005

Constant prepayment rate	15.00 - 20.00%	17.00 - 20.00%	16.49%	17.28%
Expected credit loss rate	0.45 - 0.59%	0.57 - 0.68%	0.60%	0.67%
Discount rate	9.00 - 13.00%	8.50 - 13.00%	11.90%	10.62%
Remaining maturity in months	20 - 23	20 - 24	22	22

CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to income. Based on this analysis, CNH reduced the value of its interest-only strips by $5 million, $9 million, and $7 million in 2006, 2005, and 2004, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on Fair Value

The weighted average of significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2006, and 2005 are as follows (in millions unless stated otherwise):

	2006			2005
	December 31,	10%	20%	December 31,	10%	20%
	Assumption	Change	Change	Assumption	Change	Change
	(in millions, except percentages)

Constant prepayment rate	17.87%	$0.2	$0.5	15.82%	$1.0	$1.2
Expected credit loss rate	0.71%	$3.1	$6.3	0.70%	$2.6	$5.1
Discount rate	10.65%	$4.2	$8.3	10.68%	$6.9	$13.0
Remaining maturity in months	17			17

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

Actual and expected credit losses are summarized as follows:

	Receivables Securitized in
	2006	2005	2004

As of December 31, 2006	0.68%	0.77%	0.53%
As of December 31, 2005		0.56%	0.54%
As of December 31, 2004			0.57%

Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

CNH’s cash flows related to securitization activities for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
	(in millions)

Proceeds from retail securitizations	$2,836	$2,799	$2,218
Servicing fees received	43	40	37
Cash received on retained interests	94	93	85
Cash paid upon cleanup call	211	104	77

Other Receivables Securitizations

At December 31, 2006, and 2005, certain subsidiaries of CNH sold, with recourse, wholesale receivables totaling $111 million and $220 million, respectively. The receivables sold are reflected in “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt — other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2006 and 2005 are as follows:

	Principal	Principal More
	Amount of	Than 30 Days	Net Credit
	Receivables At	Delinquent At	Losses for the
	December 31,	December 31,	Year Ending
	(in millions)

2006
Type of receivable:
Wholesale notes and accounts	$4,659	$99	$10
Retail and other notes and finance leases	10,831	323	55

Total managed	$15,490	$422	$65

Comprised of:
Receivables held in portfolio	$5,066
Receivables serviced for Equipment Operations	256
Receivables serviced for Joint Venture	1,645
Securitized Receivables:
Wholesale	3,650
Retail	4,873

Total managed	$15,490

2005
Type of receivable:
Wholesale notes and accounts	$4,036	$87	$2
Retail and other notes and finance leases	9,734	239	35

Total managed	$13,770	$326	$37

Comprised of:
Receivables held in portfolio	$4,405
Receivables serviced for Equipment Operations	224
Receivables serviced for Joint Venture	1,448
Securitized Receivables:
Wholesale	3,113
Retail	4,580

Total managed	$13,770

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $125 million, $138 million, and $133 million that were exchanged for retained interests in securitized retail receivables in 2006, 2005, and 2004, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4:	Inventories

Inventories as of December 31, 2006, and 2005 consist of the following:

	2006	2005
	(in millions)

Raw materials	$591	$494
Work-in-process	267	195
Finished goods	1,877	1,777

Total inventories	$2,735	$2,466

Note 5:	Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2006, and 2005 is as follows:

	2006	2005
	(in millions)

Land, buildings and improvements	$897	$825
Plant and machinery	2,143	1,938
Other equipment	512	448
Construction in progress	115	72

	3,667	3,283
Accumulated depreciation	(2,289)	(1,972)

Net property, plant and equipment	$1,378	$1,311

Depreciation expense totaled $226 million, $221 million, and $222 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Note 6:	Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2006, and 2005 is as follows:

Method of Accounting	2006	2005
	(in millions)

Equity method	$450	$441
Cost method	7	8

Total	$457	$449

At December 31, 2006, and 2005, investments accounted for using the equity method primarily include interests CNH has in various ventures in the United States, Europe, Turkey, Mexico, Japan, India and Pakistan.

Combined financial information of equity method unconsolidated subsidiaries and affiliates is as follows:

	For the Years Ended December 31,
Operations	2006	2005	2004
	(in millions)

Sales	$3,770	$3,325	$3,341

Net Income	$182	$188	$110

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,
Financial Position	2006	2005
	(In millions)

Total assets	$4,497	$4,220

Total liabilities	$3,014	$2,756

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

Note 7:	Equipment on Operating Leases

A summary of Financial Services’ equipment on operating leases as of December 31, 2006, and 2005 is as follows:

	2006	2005
	(in millions)

Equipment on operating leases	$323	$249
Accumulated depreciation	(69)	(69)

Net equipment on operating leases	$254	$180

Depreciation expense totaled $41 million, $42 million, and $60 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2006, are as follows:

Amount
(in millions)

2007	$50
2008	37
2009	21
2010	11
2011	4
2012 and thereafter	—

Total	$123

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8:	Goodwill and Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2006, and 2005 are as follows:

	Agricultural	Construction	Financial
	Equipment	Equipment	Services
	Segment	Segment	Segment	Total
	(in millions)

Balance at January 1, 2005	$1,677	$581	$144	$2,402
Purchase accounting adjustment	(8)	(6)	—	(14)
Impact of foreign exchange	(1)	—	1	—

Balance at December 31, 2005	1,668	575	145	2,388
Purchase accounting adjustment	(13)	(9)	—	(22)
Impact of foreign exchange	(1)	—	—	(1)

Balance at December 31, 2006	$1,654	$566	$145	$2,365

During 2006 and 2005, various tax valuation allowances and adjustments established in purchase accounting related to the acquisition of Case Corporation, (“Case”; now a part of CNH America LLC (“CNH America”)) were reversed resulting in a reduction of goodwill.

As of December 31, 2006, and 2005, the Company’s intangible assets and related accumulated amortization consisted of the following:

		2006			2005
	Weighted		Accumulated			Accumulated
	Avg. Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in millions)

Intangible assets subject to Amortization:
Engineering Drawings	20	$380	$153	$227	$376	$120	$256
Dealer Networks	25	216	61	155	216	52	164
Software	5	64	44	20	49	29	20
Other	10 — 30	55	21	34	77	40	37

		715	279	436	718	241	477

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272
Pension		—	—	—	26	—	26

		$987	$279	$708	$1,016	$241	$775

CNH recorded amortization expense of $49 million, $46 million, and $43 million during 2006, 2005, and 2004, respectively. Based on the current amount of intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is approximately $50 million.

Note 9:	Credit Facilities and Debt

Credit facilities and debt primarily consist of committed and uncommitted credit facilities, public notes, and term notes with Fiat affiliates and third parties. Certain of the third party credit facilities are guaranteed by Fiat. For 2006, CNH paid an annual guarantee fee of 0.0625% while the annual guarantee fee paid for 2005 and 2004 was between 0.03125% and 0.0625%. The guarantee fee paid is based on the average amount outstanding under the facilities guaranteed by Fiat.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes our credit facilities at December 31, 2006:

		Facility
					Drawn
					Equipment	Financial
	Borrower(A)	Currency	Maturity	Total	Operations	Services	Total	Available	Guarantor
	(in millions)

Committed lines:
Revolving credit facility — Fiat	Both	Multiple	February 2008	$1,000	$209	$143	$352	$648	Fiat
Revolving credit facility — other	EO	Multiple	July 2008	395	—	—	—	395	Fiat
Revolving credit facility — other	FS	US$	October 2009	150	—	150	150	—	Fiat
BNDES Subsidized Financing	FS	Brazil Real	Various from January 2007 to October 2013	1,571	—	1,571	1,571	—	Fiat	(B)
Various credit lines — other	EO	Brazil Real	Various from January 2007 to December 2010	128	128	—	128	—

Various credit lines — other	FS	Australia $	Various from January 2008 to July 2008	95	—	47	47	48

Total				3,339	337	1,911	2,248	1,091

Uncommitted Lines:
Revolving shared credit facility — other	EO	Multiple	July 2008	922	—	—	—	922	Fiat
ABCP facilities:
Receivable securitizations	FS	US$	January 2007	1,200	—	283	283	917
Credit cards securitizations	FS	US$	June 2007	250	—	155	155	95
Receivable securitizations	FS	Canada $	July 2007	258	—	20	20	238
Receivable securitizations	FS	Australia $	March 2008	316	—	106	106	210
Retained interest securitizations	FS	US$	December 2008	300	—	174	174	126
Factoring lines	EO	Multiple	January 2007	111	111	—	111	—
Other	EO	Multiple Danish	January 2007	11	5	—	5	6	Fiat	(C)
Other	FS	Krone	January 2007	88	—	82	82	6

Total				3,456	116	820	936	2,520

Total credit facilities				$6,795	453	2,731	3,184	$3,611

Less short-term portion					(389)	(681)	(1,070)

Long-term credit facilities					$64	$2,050	$2,114

Amount above with or guaranteed by Fiat affiliates				$3,270	$211	$1,088	$1,299	$1,971

(A)	- Borrower is either an Equipment Operations (“EO”) entity, a Financial Services (“FS”) entity or Both.

(B)	- Up to $795 million (1.7 billion Brazilian real) of subsidized financing provided by Banco Nacional de Desenvolvimento Ecomomico e Social (“BNDES”) is guaranteed by Fiat.

(C)	- Includes an $8 million uncommitted line guaranteed by Fiat. At December 31, 2006, $2 million of this line was drawn and the remainder was available.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Borrowings under third-party revolving credit facilities bear interest at: (1) EURIBOR, plus an applicable margin; (2) LIBOR, plus an applicable margin; (3) banker’s bills of acceptance rates, plus an applicable margin; or (4) other relevant domestic benchmark rates plus an applicable margin.

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

The applicable margin for intersegment debt and debt with Fiat affiliates is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as favorable as alternative sources of funds CNH may obtain from third parties. The range of margins applied by Fiat to CNH’s related party debt outstanding as of December 31, 2006, was between 0.15% and 2.00%.

Borrowings against ABCP liquidity facilities bear interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

The $1.0 billion revolving credit facility with Fiat was renewed on January 22, 2007, and matures on February 28, 2008. It serves as the umbrella under which CNH borrows from Fiat and its affiliates for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat affiliates.

The €300 million ($395 million) revolving syndicated credit facility represents the amount allocated to us by Fiat under a €1.0 billion ($1.3 billion) Fiat syndicated facility which matures in July, 2008, and remained undrawn at December 31, 2006. Loans under this facility bear interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin.

Financial Services has certain dedicated committed revolving credit facilities available. In particular, approximately $1.6 billion was drawn by CNH’s Brazilian Financial Services subsidiary under long-term financing arrangements provided by BNDES, supported by the Brazilian government under agricultural development programs.

CNH’s uncommitted lines of credit, as of December 31, 2006, primarily reflect the €700 million ($922 million) portion of the €1.0 billion ($1.3 billion) syndicated credit facility shared with other Fiat entities.

CNH also has access to ABCP facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. CNH utilizes these facilities to fund the origination of receivables prior to selling such receivables in the term ABS markets. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.3 billion.

Additionally, CNH has facilities available in Europe and certain other jurisdictions, under which we discount or factor certain wholesale receivables, primarily for our Equipment Operations business, on a “with recourse” basis.

Certain of CNH’s revolving credit facilities contain contingent requirements regarding the maintenance of financial conditions and impose certain restrictions related to new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2006, CNH was in compliance with all of these debt covenants. The non-

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused.

Short-term debt

A summary of short-term debt, as of December 31, 2006, and 2005 is as follows:

	2006			2005
	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated
	(in millions)

Amounts drawn under ABCP facilities	$—	$409	$409	$—	$390	$390
Amounts drawn under credit facilities — other	180	129	309	290	112	402
Amounts drawn under credit facilities — Fiat affiliates	209	143	352	205	77	282

Drawn under credit facilities	389	681	1,070	495	579	1,074
Short-term debt — other	48	66	114	57	108	165
Short-term debt — Fiat affiliates	51	35	86	274	9	283
Intersegment short-term debt	—	1,348	—	—	1,067	—

Total short-term debt	$488	$2,130	$1,270	$826	$1,763	$1,522

The weighted-average interest rates on consolidated short-term debt at December 31, 2006, and 2005 were 6.11% and 8.13%, respectively. The average rate is calculated using the actual rates at December 31, 2006, and 2005 weighted by the amount of the outstanding borrowings of each debt instrument.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of long-term debt as of December 31, 2006, and 2005, including long-term drawings under credit lines, is as follows:

	2006			2005
	Equipment	Financial		Equipment	Financial
	Operations	Services	Consolidated	Operations	Services	Consolidated
	(in millions)

Public Notes:
Payable in 2007, interest rate of 6.75%	$—	$126	$126	$—	$125	$125
Payable in 2009, interest rate of 6.00%	487	—	487	482	—	482
Payable in 2011, average interest rate of 9.25%	1,051	—	1,051	1,051	—	1,051
Payable in 2014, interest rate of 7.125%	500	—	500	—	—	—
Payable in 2016, interest rate of 7.25%	248	—	248	247	—	247
Third Party Loans:
Payable in 2006 and 2007; interest rate of 5.82% in 2006 and 4.60% in 2005 (floating rate)	51	—	51	153	—	153
Notes with Fiat affiliates:						—
Payable in 2006, interest rate of 6.60% (floating rate)	—	—	—	150	—	150
Payable in 2006, interest rate of 3.36% (floating rate)	—	—	—	94	—	94
Other affiliate notes, weighted-average interest rate of 4.80% in both years	—	52	52	—	173	173
Long-term drawn amounts under credit facilities	64	2,050	2,114	189	1,805	1,994
Other debt	18	485	503	30	266	296
Intersegment debt with Equipment Operations	—	97	—	—	—	—

Total long-term debt	2,419	2,810	5,132	2,396	2,369	4,765
Less-current maturities	(53)	(1,007)	(1,060)	(385)	(674)	(1,059)

Total long-term debt excluding current maturities	$2,366	$1,803	$4,072	$2,011	$1,695	$3,706

In August and September, 2003, a total of $1.05 billion of Case New Holland, Inc. (“Case New Holland”) 9 1/4% Senior Notes due 2011 (the “9 1/4% Senior Notes”) were issued at a nominal net premium. In May, 2004, $500 million of Case New Holland 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. In March, 2006, Case New Holland completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”), due 2014 (collectively the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that limit CNH’s ability to, among other things, incur additional debt; pay dividends on CNH’s capital stock or repurchase CNH’s capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividend or other payments by CNH’s restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell assets or merge with, or into, other companies. In addition, certain of the related agreements governing CNH subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the third quarter of 2006, Case New Holland completed an exchange of its registered 7.125% Senior Notes for its outstanding unregistered 7.125% Senior Notes. During the second quarter of 2005, Case New Holland completed an exchange of its registered 9 1/4% Senior Notes and its registered 6% Senior Notes for its outstanding unregistered 9 1/4% Senior Notes and its unregistered 6% Senior Notes.

The 6% Senior Notes are redeemable at Case New Holland’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the indenture governing the 6% Senior Notes. The 9 1/4% Senior Notes are redeemable at Case New Holland’s option at specified premiums after August 1, 2007, and after August 1, 2009, without a premium. The 7.125% Senior Notes are redeemable at Case New Holland’s option at a price equal to 100% of the principal amount of the notes plus a premium declining ratably to par on or after March 1, 2010, and at a price equal to 100% of the principal amount of the notes plus a make-whole premium, as defined in the indenture governing the 7.125% Senior Notes, before March 1, 2010.

In October, 1997, $127 million 6.75% public notes due 2007 were issued at a nominal discount. In January, 1996, $254 million 7 1/4% notes due 2016 were issued at a nominal discount.

Other long-term debt in 2006 and 2005 for Financial Services includes amounts funded under a retail ABS term transaction for which assets have been retained on-book. See “Note 3: Accounts and Notes Receivable” for further details.

Interest expense approximates interest paid for all periods presented.

Certain of CNH’s short-term and long-term debt agreements impose covenants and certain other restrictions, the most restrictive of which are discussed above. At December 31, 2006, CNH was in compliance with all of these debt covenants.

A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2006, is as follows:

	Equipment	Financial
	Operations	Services	Consolidated
	(in millions)

2008	$65	$792	$840
2009	482	612	1,059
2010	1	267	235
2011	1,051	115	1,154
2012 and thereafter	767	17	784

Total	$2,366	$1,803	$4,072

Note 10:	Income Taxes

The sources of income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
	(in millions)

The Netherlands source	$(91)	$4	$(25)
Foreign sources	508	253	184

Income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	$417	$257	$159

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income taxes for the years ended December 31, 2006, 2005, and 2004 consisted of the following:

	2006	2005	2004
	(in millions)

Current income taxes	$174	$(16)	$35
Deferred income taxes	(9)	132	4

Total tax provision	$165	$116	$39

A reconciliation of CNH’s statutory and effective income tax provision for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004

Tax provision at the Netherlands statutory rate	30%	32%	35%
Foreign income taxed at different rates	7	6	(2)
Change in tax status of certain entities	—	—	6
Current year losses not benefited	14	43	45
Change in valuation allowance	(10)	(10)	(16)
Dividend withholding taxes and credits	(1)	1	1
Tax contingency reserves	2	(21)	(11)
Stock deduction from legal entity rationalization	—	—	(37)
Other	(2)	(6)	4

Total tax provision	40%	45%	25%

In 2006, CNH reversed valuation reserves on deferred tax assets in certain jurisdictions where it is now deemed more likely than not that the assets will be realized. In 2005, CNH reached an agreement with a government agency regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during 2005, additional tax expense was recognized in certain entities as valuation allowances were established against previously recognized tax assets based on an evaluation of recent results of operations and anticipated future operations at these entities. In 2004 the impact of tax losses in certain jurisdictions where no immediate tax benefit was recognized was offset by the positive impact of a stock deduction resulting from a legal entity rationalization transaction.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets as of December 31, 2006, and 2005 are as follows:

	2006	2005
	(in millions)

Deferred tax assets:
Marketing and sales incentive programs	$180	$173
Allowance for credit losses	87	80
Pension, postretirement and post employment benefits	812	575
Inventories, net	59	56
Warranty and modification programs	78	75
Restructuring	20	29
Other reserves	306	319
Tax loss carry forwards	1,233	1,249
Less: Valuation allowance	(1,121)	(1,035)

Total deferred tax assets	1,654	1,521

Deferred tax liabilities:
Property, plant and equipment, net	110	118
Intangible assets, net	253	266
Inventories, net	61	75
Other	74	125

Total deferred tax liabilities	498	584

Net deferred tax assets	$1,156	$937

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2006, and 2005 as follows:

	2006	2005
	(in millions)

Current deferred tax asset	$587	$534
Long-term deferred tax asset (included in “Other assets”)	786	518
Current deferred tax liability (included in “Other accrued liabilities”)	(170)	(61)
Long-term deferred tax liability (included in “Other liabilities”)	(47)	(54)

Net deferred tax asset	$1,156	$937

CNH has operating tax loss carry forwards in a number of foreign tax jurisdictions. The years in which they expire are as follows: $3 million in 2010; $4 million in 2011; $3 million in 2012; $10 million in 2015; and $376 million with expiration dates from 2021 through 2026. CNH also has operating tax loss carry forwards of $3.7 billion with indefinite lives.

A determination that it is more likely than not that some or all of the deferred tax assets currently recorded will not be realized will adversely impact CNH’s results of operations and financial position as the required additional valuation allowance would be an additional charge recorded to tax expense in the period that such determination was made.

Any reduction in valuation allowances recorded against deferred tax assets of Case and its subsidiaries as of the acquisition date, have in the past (see “Note 8: Goodwill and Intangibles”) and will, in the future, be treated as a

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods’ tax expense. As of December 31, 2006, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case acquisition totaled $429 million.

At December 31, 2006, the undistributed earnings of foreign subsidiaries totaled approximately $1.9 billion. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

CNH paid cash taxes of $97 million, $45 million and $59 million in 2006, 2005, and 2004, respectively.

Note 11:	Restructuring

During 2006, 2005, and 2004, $96 million, $73 million, and $104 million, respectively, was recorded in restructuring. These costs primarily relate to severance and other employee-related costs, writedown of assets, loss on the sale of assets and businesses, costs related to closing, selling, and downsizing existing facilities and our announced closing in the United States of two manufacturing facilities.

Reductions in headcount were achieved by eliminating administrative and back office functions and related personnel and eliminating manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments.

Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facilities in Belleville, Pennsylvania and Goodfield, Illinois;

•	rationalization of parts depots in Kansas City, Kansas and St. Paul, Minnesota;

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

•	rationalization of the combine manufacturing plant in East Moline, United States; and

•	other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of in the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. There were impairment charges of $1 million in 2005 and $12 million in 2004. There were no impairment charges in 2006.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth restructuring activity for the years ended December 31, 2006, 2005, and 2004:

	Severance and
	Other	Facility
	Employee	Related	Asset	Other
	Costs	Costs	Impairments	Restructuring	Total
	(in millions)

Balance at January 1, 2004	$42	$2	$17	$11	$72
Additions	55	30	12	7	104
Reserves utilized: cash	(60)	(31)	—	(9)	(100)
Reserves utilized: non-cash	—	—	(29)	—	(29)

Balance at December 31, 2004	37	1	—	9	47
Additions	61	5	1	6	73
Reserves utilized: cash	(51)	(6)	—	(15)	(72)
Reserves utilized: non-cash	—	—	(1)	—	(1)

Balance at December 31, 2005	47	—	—	—	47
Additions	72	21	—	3	96
Reserves utilized: cash	(46)	(6)	—	(3)	(55)
Reserves utilized: non-cash	(3)	—	—	—	(3)

Balance at December 31, 2006	$70	$15	$—	$—	$85

Restructuring costs recognized in 2006 primarily relate to severance and other employee-related costs incurred due to headcount reductions, and in the United States, the announced closure of two manufacturing facilities. In 2006, we recorded $34 million of restructuring expense relating to the headcount reduction plan and $18 million relating to the industrial manufacturing and logistic reorganization in North America. Additionally, we recorded $14 million related to the closure of our Berlin facility and $11 million related to an agricultural equipment manufacturing line rationalization.

CNH will incur additional charges for the salaried headcount reduction and the Berlin plant closure which are expected to be completed in 2007. CNH will incur additional charges for the agricultural equipment manufacturing rationalization which is expected to be completed in 2008.

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. Management believes that the restructuring reserve balance at December 31, 2006, is adequate to carry out the restructuring activities already charged to expense, primarily the severance of employees and payments to already severed employees. CNH anticipates that the majority of all actions currently accrued for will be completed by December 31, 2007. With the exception of the Berlin, Germany facility closure, the agricultural equipment manufacturing rationalization and the salaried headcount reduction plan, costs relating to the majority of restructuring activities have already been expensed. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of income as “Restructuring.”

Note 12:	Employee Benefit Plans and Postretirement Benefits

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension, postretirement, and post-employment plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining from the initial adoption of SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), all of which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability as of December 31, 2006, is reflected in table below in the column labeled “Prior to Application of SFAS No. 158.”

	Prior to	Effect of	As Reported
	Adopting	Adopting	at December 31,
	SFAS No. 158	SFAS No. 158	2006
	(In millions)

Intangible assets, net	$728	$(20)	$708
Other assets	1,671	(215)	1,456
Other accrued liabilities	2,072	72	2,144
Pension, postretirement, and post-employment benefits	1,731	557	2,288
Accumulated other comprehensive income, net of tax	422	396	818

CNH has various defined benefit plans that cover certain employees. Benefits are generally based on years of service and, for most salaried employees, on final average compensation. Benefits for salaried employees in the U.S. were frozen for pay and service as of December 31, 2000. Salaried employees in the U.S. receive a 3% increase for every year of employment after December 31, 2000, for a maximum of three years.

CNH’s funding policy is to contribute assets to the plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. and Canadian employees hired after January 1, 2001, and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, the defined dollar benefit cap for salaried employees was replaced with the retirees paying 60% of each years total plan cost increase. The same provision will apply to hourly nonrepresented employees beginning in 2008.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prescription drug benefits were eliminated effective January 1, 2007, for salaried retirees and nonrepresented hourly retirees eligible for Medicare Part D.

In May, 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”)” (“FSP No. 106-2”). In accordance with the provisions of FSP No. 106-2 and the Medicare Act, the Company re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation of approximately $70 million for the subsidy related to benefits attributed to past service. The Company elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in net periodic postretirement benefit costs of approximately $10 million for prospective service periods. In 2006, the Company received subsidy payments of approximately $3 million.

Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any related assets or liabilities. See “Note 14: Commitments and Contingencies, Other Litigation” for a discussion of litigation related to these obligations retained by former parent companies.

The following assumptions were utilized in determining the funded status of CNH’s defined benefit pension plans as of and for the years ended December 31, 2006, 2005, and 2004:

	2006		2005		2004
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	Plans	Plans	Plans	Plans	Plans	Plans

Weighted-average discount rates for obligations	5.80%	4.72%	5.50%	4.49%	5.75%	5.07%
Weighted-average discount rates for expense	5.50%	4.49%	5.75%	5.07%	6.25%	5.31%
Rate of increase in future compensation	N/A	3.55%	N/A	2.73%	N/A	3.45%
Weighted-average, long-term rates of return on plan assets	8.25%	7.01%	8.25%	7.16%	8.75%	7.16%

The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH’s postretirement health and life insurance plans as of and for the years ended December 31, 2006, 2005, and 2004:

	2006		2005		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	Plans	Plan	Plans	Plan	Plans	Plan

Weighted-average discount rates for obligations	5.80%	4.75%	5.50%	5.00%	5.75%	5.75%
Weighted-average discount rates for expense(A)	5.50%	5.00%	5.75%	5.75%	6.25%	6.00%
Rate of increase in future compensation	3.00%	N/A	4.00%	3.50%	4.00%	3.50%
Weighted-average, assumed initial healthcare cost trend rate	10.00%	9.00%	10.00%	9.00%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2012	2015	2011	2014	2010	2013

(A) —	For postretirement benefit plans impacted by amendments during the first half of 2005, a 5% discount rate was utilized for the plan re-measurement.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2006, and 2005, respectively were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005 and 2004 and the obligations at December 31, 2004, were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. Beginning with the year-end December 31, 2005 valuations, the expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness. Prior to this time, assumptions were based on surveys of large asset portfolio managers and peer group companies based on a combination of past experience in the markets as well as future return expectations over the next ten years.

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

CNH will maintain the 2006 initial annual estimated rate of increase in the per capita cost of healthcare at 10% despite earlier expectations that this rate would decrease. The new Medicare Advantage Insured Healthcare coverage effective January 1, 2007 for Medicare eligible participates assumed a 14.5% rate of increase for 2007. The initial annual estimated rate of increase in per capita cost of healthcare will decrease by 1% in each subsequent year until reaching 5% in 2012 (and 2017 for the new Medical Advantage Insurance Healthcare). Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2006, by approximately $159 million, and would increase the aggregate of the service cost and interest cost components of the net 2006 postretirement benefit cost by approximately $12 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2006, by approximately $133 million, and would decrease the aggregate of the service cost and interest cost components of the net 2006 postretirement benefit cost by approximately $10 million.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The asset allocation for the U.S. and the U.K. and the weighted average asset allocation for other qualified pension plans and the related target allocations for 2007 are as follows:

	U.S. Plans			U.K. Plans			Other Plans
		Percentage of			Percentage of			Percentage of
		Plan Assets			Plan Assets			Plan Assets
	Target	as of		Target	as of		Target	as of
	Allocation	December 31,		Allocation	December 31,		Allocation	December 31,
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Asset category:
Equity securities	53%	53%	53%	60%	62%	61%	54%	56%	56%
Debt securities	47%	47%	47%	40%	38%	39%	35%	18%	18%
Cash/Other	—%	—%	—%	—%	—%	—%	11%	26%	26%

The investment strategy followed by CNH varies by country depending on the circumstances of the underlying plan. Typically less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. CNH expects to undertake asset allocation studies in 2007 and target allocation for 2007 could change as a result.

CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plan trust will be up to $120 in 2007. Estimated contributions to the U.S. postretirement benefit plans will be approximately $90 million in 2007 prior to consideration of CNH making any discretionary contributions to begin funding this obligation which is currently under evaluation.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

			Other		Medicare
			Postretirement		Part D
	Pension Benefits		Benefits		Reimbursement
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.
	Plans	Plans	Plans	Plans	Plans
	(in millions)

Employer Contributions:
2007 (expected)	$120	$62	$90	$3	N/A

Expected benefit payments and reimbursements:
2007	$73	$118	$89	$3	$2
2008	74	94	95	3	2
2009	74	99	99	4	2
2010	74	104	102	4	2
2011	74	103	106	3	3
2012 – 2016	371	574	530	17	16

Total	$740	$1,092	$1,021	$34	$27

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2006, and 2005:

			Other Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005
	(in millions)

Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$2,866	$2,816	$1,670	$1,616
Service cost	34	37	15	15
Interest cost	143	146	85	75
Plan participants’ contributions	5	1	8	8
Actuarial loss (gain)	20	233	(173)	220
Currency translation adjustments	218	(209)	—	2
Gross benefits paid	(175)	(175)	(86)	(80)
Plan amendments	21	17	(38)	(186)

Actuarial present value of benefit obligation at end of measurement period	3,132	2,866	1,481	1,670

Change in plan assets:
Plan assets at fair value at beginning of measurement period	1,872	1,685	—	—
Actual return on plan assets	176	230	—	—
Currency translation adjustments	128	(51)	—	—
Employer contributions	179	182	78	72
Plan participants’ contributions	5	1	8	8
Gross benefits paid	(175)	(175)	(86)	(80)

Plan assets at fair value at end of measurement period	2,185	1,872	—	—

Funded status:	(947)	(994)	(1,481)	(1,670)
Unrecognized prior service cost	N/A	3	N/A	(198)
Unrecognized net loss resulting from plan experience and changes in actuarial assumptions	N/A	849	N/A	925
Remaining unrecognized net asset at initial application	N/A	—	N/A	14

Net amount recognized at end of year	$(947)	$(142)	$(1,481)	$(929)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005 consist of:

			Other Postretirement
	Pension Benefits		Benefits
	2006	2005	2006	2005
	(in millions)

Non-current assets	$8	$398	$—	$—
Current liabilities	(44)	(23)	(104)	(57)
Non-current liabilities	(911)	(963)	(1,377)	(872)
Accumulated other comprehensive income	N/A	446	N/A	—

Net asset (liability) recognized at end of year	$(947)	$(142)	$(1,481)	$(929)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2006 consist of:

		Other
	Pension	Postretirement
	Benefits	Benefits
	(In millions)

Unrecognized actuarial losses	$839	$639
Unrecognized prior service cost	(5)	(180)
Unrecognized transition obligation	—	7

Total	$834	$466

Pre-tax amounts expected to be amortized in 2007 from accumulated other comprehensive income (loss) consist of:

		Other
		Postretirement
	Pension Benefits	Benefits
	(in millions)

Actuarial losses	$13	$23
Prior service credit	(3)	(12)

Total	$10	$11

The following table summarizes our pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2006	2005
	(in millions)

Projected benefit obligation	$2,841	$2,740
Accumulated benefit obligation	3,006	2,603
Fair value of plan assets	2,051	1,854

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the consolidated statements of income impact of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2006, 2005, and 2004:

				Other Postretirement
	Pension Benefits			Benefits
	2006	2005	2004	2006	2005	2004
	(in millions)

Components of net periodic benefit cost:
Service cost	$34	$37	$26	$15	$15	$15
Interest cost	143	146	142	85	75	83
Expected return on assets	(150)	(128)	(121)	—	—	—
Amortization of:
Transition asset	—	—	—	7	7	9
Prior service cost	3	2	3	(40)	(36)	(23)
Actuarial loss	51	78	47	87	77	50

Net periodic benefit cost	81	135	97	154	138	134
Curtailment loss (gain)	24	—	—	(23)	—	—

Net periodic benefit cost	$105	$135	$97	$131	$138	$134

Other Programs

As required by Italian labor legislation, an accrual for an employee severance indemnity has been provided for CNH’s eligible Italian employees’. The obligation for this liability is computed based on the actuarial present value of the benefits to which the employee is entitled after considering the expected date of separation or retirement. During 2005, CNH began reflecting this liability, along with its other defined benefit plans in the tables above.

Defined Contribution Plans

CNH provides defined contribution plans for their U.S. salaried employees, their U.S. non-represented hourly employees and for their represented hourly employees covered by collective bargaining agreements. During each of the years ended December 31, 2006, 2005, and 2004, CNH recorded expense of approximately $31 million, $29 million, and $29 million, respectively, for its defined contribution plans.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13:	Other Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2006, and 2005 is as follows:

	2006	2005
	(in millions)

Marketing and sales incentive programs	$552	$533
Warranty and modification programs,	277	247
Value-added taxes and other taxes payable	204	171
Current deferred tax liability	170	61
Current portion of defined benefit plan obligations	162	95
Accrued payroll	120	137
Accrued interest	87	74
Deferred income	42	41
Customer advances	25	27
Other	505	409

	$2,144	$1,795

Note 14:	Commitments and Contingencies

CNH and its subsidiaries are party to various legal proceedings in the ordinary course of its business, including, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of all these other legal matters pending against CNH or its subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on CNH, such lawsuits could have, in the aggregate, a material adverse effect on CNH’s consolidated financial condition, cash flows, and results of operations.

Environmental

CNH operations and products are subject to extensive environmental laws and regulations in the countries in which they operate. CNH has an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage. In addition regional programs are designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.

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

Capital expenditures for environmental control and compliance in 2006 were approximately $5.7 million. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

developments that cannot accurately be predicted at this time, it is anticipated that these costs are likely to increase as environmental requirements become more stringent. The Company believes that these capital costs, exclusive of product-related costs, will not have a material adverse effect on its business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, the Company has received inquiries for information or notices of its potential liability regarding 47 non-owned sites at which hazardous substances allegedly generated by the Company were released or disposed (“Waste Sites”). Of the Waste Sites, 21 are on the National Priority List promulgated pursuant to CERCLA. For 40 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; the Company has not been named as a potentially responsible party (“PRP”); or a liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”) and which was finalized in April, 2006. Within its proposed listing U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support U.S. EPA’s alleged scenario. After subsequent remedial investigations were completed by U.S. EPA and CNH in 2006, U.S. EPA announced that it will proceed with a remediation funded by a Federal Superfund without further participation by CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH, certain of CNH’s subsidiaries including CNH America, and prior owners of the property. While the Company is unable to predict the outcome of this proceeding, it believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, potential liability for remediation costs associated with the 47 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, the Company could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the Company’s understanding of the financial strength of other PRPs has been considered in the determination of its potential liability. The Company believes that the costs associated with the Waste Sites will not have a material adverse effect on its business, financial position or results of operations.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $79 million. As of December 31, 2006, environmental reserves of approximately $50 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH’s financial position or results of operations.

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

Other Litigation

In December, 2002, six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co., and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.) (“El Paso”) and Case, LLC (now known as CNH America LLC). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets from that business were transferred to Case in June, 1994. El Paso administers the health insurance programs for these employees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. The lawsuit arose after El Paso notified the retired employees that the employees had reached the cap limits and would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March, 2003, asking the court to order El Paso and/or Case to pay the above-cap amounts. On December 31, 2003, the court granted plaintiffs’ motion for preliminary injunction, ordering El Paso to resume paying the full costs of health insurance benefits for retirees (and surviving spouses) who retired prior to October 3, 1993. The court also stated that Case might be secondarily liable for these costs. On March 9, 2004, in response to El Paso’s motion for reconsideration, the court reversed itself and held that Case was primarily liable and ordered that Case pay the above-cap health insurance benefits. Case filed a motion for reconsideration and a motion for stay, both of which the court denied on June 3, 2004. Case and El Paso appealed to the 6th Circuit Court of Appeals, but the 6th Circuit affirmed the trial court. El Paso filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court of the vesting issue, and Case sought review of the alter ego ruling, as well as the vesting issue. On November 6, 2006 the U.S. Supreme Court denied El Paso’s and Case’s petitions. The matter now returns to the trial court. Trial is set for September/October, 2007.

In conjunction with the above litigation, Case filed a summary judgment motion with the district court asking the court to enforce the terms of a Reorganization Agreement, which Case believed obligated El Paso to defend Case and indemnify it for all expenses and losses arising from this lawsuit. On September 3, 2004, the district court granted Case’s summary judgment motion and ordered El Paso to make the monthly payments of approximately $1.8 million to cover the above-cap amounts. El Paso moved for reconsideration of that decision. On November 3, 2004, the court denied the motion, but did order that El Paso could request that Case make the initial monthly payment of approximately $1.8 million, but then El Paso must reimburse Case within ten days. El Paso appealed the part of the order requiring indemnification. On January 17, 2006, the 6th Circuit affirmed the district court’s grant of summary judgment in favor of Case. El Paso requested en banc review of the indemnification issue, which was denied. With Case’s right to indemnification now final, Case requested that El Paso repay the above-cap amounts paid by Case between April and September, 2004, but El Paso refused to do so. Case filed a motion for summary judgment asking the court to order El Paso to repay those amounts, plus attorneys’ fees and costs. In 2007, Case and El Paso have reached a settlement concerning full repayment of the above-cap amounts. In addition, El Paso will pay Case’s costs in litigating the alter ego issue on a going forward basis.

Three of the Company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue between 1974 and 1999. In December 2002 the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli. He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February, 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($20.0 million) for compensation for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million $17.9 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue, if any, is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, that must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing in the High Court took place in February, 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment is subject to an appeal process. The remaining issues are subject to a separate hearing. Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($20.0 million) and the £9.1 million ($17.9 million) that had been previously received. Neither repayment would impact the results of operations of CNH; however, the £9.1 million ($17.9 million) of surplus ACT would be re-established as a tax asset on the consolidated balance sheet. This asset would be available to use against taxation liability on future profits of the U.K. companies. In the event that the Company determined that future U.K. profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact results of operations of the Company accordingly. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

In February, 2006, Fiat S.p.A. received a subpoena from the Securities and Exchange Commission (“SEC”) Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requests documents relating to certain Fiat-related entities, including certain CNH subsidiaries with respect to matters relating to the United Nations Oil-for-Food Program with Iraq. A substantial number of companies, including certain CNH entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October, 2005. This report alleged that these companies engaged in transactions under this program that involved inappropriate payments. The CNH entities named in the Report, CNH Italia S.p.A. and Case France S.A. (now known as CNH France S.A.), have provided documents and other information to the SEC which has, to some extent, been shared by the SEC with the United States Department of Justice (“DOJ”). It is CNH’s understanding that the SEC and the DOJ are reviewing the participation of several companies in the Program. We cannot predict what actions, if any, will result from the SEC and DOJ review or the impact thereof, if any, on the Company.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments

Minimum rental commitments at December 31, 2006, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)

2007	$40
2008	30
2009	23
2010	20
2011	17
2012 and beyond	77

Total minimum rental commitments	$207

Total rental expense for all operating leases was $29 million, $40 million, and $49 million for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006, Financial Services’ has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
		(in millions)

Private label credit card	$3,518	$203	$3,315
Wholesale and dealer financing	5,546	3,414	2,132

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2006, total commitments of this type total approximately $145 million.

CNH participates in a joint venture which has a Note Agreement with an outstanding balance of approximately $45 million at December 31, 2006. CNH is required to fund $23 million of the principal with payments of approximately $10 million in 2007 and $13 million in 2008.

     Warranty and Modification Programs

As described in “Note 2: Summary of Significant Accounting Policies”, CNH pays for normal and extended warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2006, and 2005 for these commitments is as follows:

	2006	2005
	(in millions)

Balance, beginning of year	$247	$239
Current year accruals	317	303
Claims paid and other adjustments	(287)	(295)

Balance, end of year	$277	$247

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15:	Financial Instruments

Fair Market Value of Financial Instruments

The fair market value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. The estimated fair market values of financial instruments in the consolidated balance sheet as of December 31, 2006, and 2005 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(in millions)

Accounts and notes receivable, net and long term receivables	$6,549	$6,547	$5,841	$5,858
Long-term debt	$4,072	$4,164	$4,765	$4,883
Derivative contracts, net asset (liability)	$23	$23	$(70)	$(70)

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

Derivative contracts, net

As derivatives are recorded at fair market value on the consolidated balance sheets, the carrying amounts and fair market values are equivalent for CNH’s foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue such instruments for trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $2.8 billion as of December 31, 2006.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables,

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income (loss) and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of income in the line “Other, net” and was not significant. The maturity of these instruments does not exceed 17 months and the net of tax gains deferred in other accumulated comprehensive income (loss) to be recognized in income over the next year beginning January 1, 2007, are $14 million. The effective portion of changes in the fair value of the derivatives are recorded in other accumulated comprehensive income (loss) and are recognized in net sales and cost of goods sold in the consolidated statements of income when the hedge item affects earnings.

CNH has also designated certain forwards and swaps as fair value hedges of certain short-term receivables and liabilities denominated in foreign currencies. The effective portion of the fair value gains or losses on these instruments are reflected in income and are offset by fair value adjustments in the underlying foreign currency exposures. Ineffectiveness related to these hedge relationships was not material.

Options and forwards not designated as hedging instruments are also used to hedge the impact of variability in exchange rates on foreign operational cash flow exposures. The changes in the fair values of these instruments are recognized directly in income, and are expected to generally offset the foreign exchange gains or losses on the exposures being managed, although the gain or loss on the exposure being hedged may be recorded in a different period than the gains or losses on the derivative instruments.

Interest Rate Derivatives

CNH has entered into interest rate swap agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other accumulated comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in the line “Other, net” in the consolidated statements of income. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 50 months, and CNH expects approximately $2 million, net of tax, deferred in other accumulated comprehensive income (loss) to be recognized in income over the 12 months ending December 31, 2007.

Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2006, 2005, or 2004.

CNH enters into forward starting interest rate swaps and forward rate agreements to hedge of the proceeds received upon the sale of receivables in ABS transactions as described in “Note 3: Accounts and Notes Receivable.” These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair value of these instruments are highly correlated to changes in the anticipated cash flows from the proceeds to be received. Gains and losses are deferred in accumulated other comprehensive income (loss) and recognized in “Finance and interest income” in the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated statements of income at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2006, 2005, or 2004.

CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These instruments are used to mitigate interest rate risk related to the Company’s ABCP facilities and various limited purpose business trusts associated with the Company’s retail note ABS securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2006, 2005, and 2004.

Note 16:	Shareholders’ Equity

The Articles of Association of CNH provide for authorized share capital to €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares each with a per share par value of €2.25. The shareholders authorized the board of directors to resolve on any future issuance of authorized shares for a period ending February, 2007. A new designation granting the board of directors as the authority to resolve on any future issuance of shares for an additional period of five years will be submitted to the shareholders at the upcoming Annual General Meeting (“AGM”) on April 2, 2007.

On April 7, and 8, 2003, CNH Global issued a total of 8 million shares of Series A Preferred Stock in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Each outstanding share of Series A Preferred Stock, which was held by Fiat Netherlands, was entitled to one vote on all matters submitted to CNH’s shareholders.

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

The Company currently provides matching contributions to its defined contribution plans in the form of CNH common shares..

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2006, 2005, and 2004, changes in CNH common shares, and CNH Series A Preference Shares issued were as follows:

			Series A
	Common Shares		Preference Shares
	2006	2005	2006	2005
	(in thousands)

Issued as of beginning of year	135,020	133,937	8,000	8,000
Issuances of CNH Common Shares:
Contributions to CNH benefit plans	690	904	—	—
Shares issued to Directors	35	—	—	—
Stock-based compensation	575	179	—	—
Conversion of CNH Series A Preferred Stock	100,000	—	(8,000)	—

Issued as of end of year	236,320	135,020	—	8,000

Dividends of $0.25 per common share, totaling $59 million, $34 million, and $33 million were declared and paid during 2006, 2005, and 2004, respectively.

Note 17:	Option and Incentive Plans

For the years ended December 31, 2006, 2005, and 2004, CNH recognized total share-based compensation expense of approximately $4 million, $1 million, and $1 million, respectively. As of December 31, 2006, CNH has unrecognized share-based compensation expense related to nonvested awards of approximately $40 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 3.0 years.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on April 28, 2006, provides for the payment of: (1) an annual retainer fee of $65,000; (2) a committee membership fee of $25,000; and (3) a committee chair fee of $10,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. In addition, on April 7, 2006, outside directors received a one-time grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date. Each quarter the outside directors elect the form of payment of 1/4 of their Fees. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of the New York Stock Exchange preceding the start of each quarter. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of grant. At December 31, 2006, and 2005, there were 772,296 and 1 million common shares, respectively reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2006:

	2006
		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at beginning of year	169,042	$21.71
Granted	54,589	25.75
Forfeited	(33,874)	38.60
Exercised	(62,987)	14.10

Outstanding at end of year	126,770	23.16

Exercisable at end of year	82,770	22.43

Vested or expected to vest at end of year	82,770	22.43

Options under the Directors’ Plan that are vested or expected to vest have a weighted average remaining contract term of 7.3 years.

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted	Weighted
		Average	Average	Aggregate		Average	Average	Aggregate
	Shares	Contractual	Exercise	Intrinsic	Shares	Contractual	Exercise	Intrinsic
Range of Exercise Price	Outstanding	Life	Price	Value(A)	Exercisable	Life	Price	Value(A)

$ 9.15 - $15.70	23,271	6.2	$11.64	$364,424	23,271	6.2	$11.64	$364,424
$15.71 - $26.20	50,150	8.6	20.25	353,558	34,150	9.0	20.72	224,707
$26.21 - $40.00	48,104	8.2	27.98	—	20,104	6.7	28.36	—
$40.01 - $56.00	1,622	3.8	49.31	—	1,622	3.8	49.31	—
$56.01 - $77.05	3,623	3.3	62.87	—	3,623	3.3	62.87	—

				$717,982				$589,131

(A) —	The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $27.30. No amount is shown for awards with a exercise price that is greater than the year-end market price.

Share Ownership.

All of CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Director’s elective option awards vest immediately upon grant but shares purchased upon exercise of a stock option grant may not be sold until at least six months after the grant date. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. In 2006, the CNH EIP was amended to reserve an additional 10,300,000 shares, raising total reserved shares to 15,900,000. The amended CNH EIP now requires that Shareholders, at the AGM or any Extraordinary General Meeting, ratify and approve the maximum number of shares available under the CNH EIP. In connection with this new requirement, CNH received written confirmation

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from Fiat, which at the time owned approximately 90% of CNH’s issued and outstanding common stock, that Fiat would vote at the next Annual General meeting to approve the increase in available shares under the CNH EIP.

Stock Option Grants

Prior to 2006, certain stock option grants were issued which vest ratably over four years from the grant date and expire after ten years. Certain performance-based options, which had an opportunity for accelerated vesting tied to the attainment of specified performance criteria were issued; however, the performance criteria was not achieved. In any event, vesting of these options occurs seven years from the grant date. All options granted prior to 2006 have a contract life of ten years.

Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The exercise price of this grant was based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

In 2006, the CNH Long-Term Incentive (“LTI”) awards discussed below were replaced by plans providing performance-based stock options, performance based restricted stock and cash. As a part of this change, CNH, in September, 2006, granted approximately 2.0 million performance-based stock options under the CNH EIP. Target performance levels for 2006 were not achieved resulting in only 387,510 options vesting. All of the other performance-based stock options were forfeited. One-third of the options vested with the approval of 2006 results by the Board of Directors in February, 2007. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP in 2006 have a five year contractual life.

The following table reflects option activity under the CNH EIP for the years ended December 31, 2006:

	2006
		Weighted-Average
	Shares	Exercise Price

Outstanding at beginning of year	2,041,070	$34.62
Granted	2,010,046	21.20
Forfeited	(1,814,131)	22.84
Exercised	(476,519)	16.20

Outstanding at end of year	1,760,466	36.42

Exercisable at end of year	1,361,650	40.48

Vested or expected to vest at end of year	1,089,600	40.49

Options under the CNH EIP that are vested or expected to vest have a weighted average remaining contract term of 4.3 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted-	Weighted-			Weighted-	Weighted-
		Average	Average	Aggregate		Average	Average	Aggregate
	Shares	Contractual	Exercise	Intrinsic	Shares	Contractual	Exercise	Intrinsic
Range of Exercise Price	Outstanding	Life	Price	Value (A)	Exercisable	Life	Price	Value (A)

$10.00 - $19.99	364,316	5.6	$16.20	$4,043,908	364,316	5.6	$16.20	$4,043,908
$20.00 - $29.99	387,510	5.2	21.20	2,363,811	—	—	—	—
$30.00 - $39.99	523,600	4.6	31.70	—	523,600	4.6	31.70	—
$40.00 - $69.99	485,040	3.1	68.85	—	474,084	3.1	68.85	—

				$6,407,719				$4,043,908

(A)	– The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $27.30. No amount is shown for awards with a exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based restricted shares may also be granted. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based restricted shares vest upon the attainment of specified performance objectives. Certain performance-based restricted shares vest no later than seven years from the award date.

In 2004, a LTI award for which payout is tied to achievement of specified performance objectives was approved under the CNH EIP for selected key employees and executive officers. The LTI awards are subject to the achievement of certain performance criteria over a 3-year performance cycle. At the end of the 3-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels.

As a transition to the LTI, the first award for the 2004-2006 performance cycle provided an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. Objectives for the first two years of the performance cycle were met and an accelerated payment of cash and 66,252 shares were issued in 2006. Ultimately, the cumulative results for the 2004-2006 performance cycle were achieved and the remaining award was issued in early 2007.

A second 3 year LTI award for the 2005-2007 performance cycle was granted in 2005. Vesting will occur if performance objectives are achieved after 2007 results are approved by the Board of Directors.

In connection with changes to the LTI, CNH granted approximately 2.2 million performance based, non-vested share awards under the CNH EIP to approximately 200 of the Company’s top executives. These shares, which had a grant date fair value of $21.22, were to cliff vest when 2008 results are approved by the Board of Directors (estimated to be February 2009) if specified fiscal year 2008 targets were achieved. In December 2006, CNH extended this grant by providing participants an additional opportunity for potential partial payouts should these targets not be achieved until 2009 or 2010. All other terms remained unchanged. The grant date fair value on the date of the modification ranges from $26.27 per share to $27.35 depending on the service period over which the grant ultimately vests. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $28 million to $52 million (current estimate is $38 million). If specified targets are not achieved by 2010, the shares granted will not vest.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, outstanding performance shares under the 2006, 2005, and 2004 awards under the CNH EIP were as follows:

	2006 Award	2005 Award	2004 Award

Grant	4,475,000	195,946	235,134
Cancelled	(2,237,500)	—	—
Exercised	—	—	(66,252)
Forfeited	—	(45,834)	(119,442)

Outstanding	2,237,500	150,112	49,440

As of December 31, 2006, there were 10,642,793 common shares available for issuance under the CNH EIP.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2006		2005		2004
	Directors’	CNH	Directors’		Directors’	CNH
	Plan	EIP	Plan	CNH EIP	Plan	EIP

Risk-free interest rate	4.8%	4.5%	3.9%	3.7%	3.4%	3.5%
Dividend yield	1.3%	1.3%	1.3%	1.3%	1.3%	1.3%
Stock price volatility	71.0%	34.7%	72.0%	71.5%	75.0%	75.3%
Option life (years)	5.00	3.25	5.00	5.00	5.00	5.00

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2006, 2005, and 2004 were as follows:

	2006	2005	2004

CNH Directors’ Plan	$14.61	$10.13	$9.94
CNH EIP	$5.78	$10.18	$10.61

The fair value of the 2006 CNH EIP grant was determined using the simplified method available under Staff Accounting Bulletin 107 “Share Based Payment.” The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares looking back over a period at least equal to the expected life of the options. The 2006 CNH EIP grant expected life was based on the average of the vesting term of 30 months and the original contract term of five years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last three years. Expected life for other grants was based on management estimates.

The fair value of performance-based restricted shares is based on the market value of CNH’s common shares on the date of the grant or its modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Stock-Based Compensation Information

The table below provides additional stock-based compensation information for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(in millions)

Total intrinsic value of options exercised	$5.0	$0.8	$—
Total intrinsic value of share-based liabilities paid	$1.8	$—	$4.5
Fair value of shares vested	$2.6	$4.8	$10.0
Cash received from stock award exercises	$8.6	$3.0	$1.2

During 2006, no stock-based compensation awards under the CNH Directors’ Plan or the CNH EIP expired.

Pro Forma net income and earnings per share assuming the fair value of accounting for stock-based compensation prior to adopting SFAS No. 123 Revised is provided in “Note 2: Summary of Significant Accounting Policies.”

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2006 follows:

	Date of Grant	Exercise Price		Options
Date of Grant	Share Price	Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable

3/30/1999	€29.38	€28.45	€26.12	53,300	17,900	(40,500)	—	30,700	30,700
2/18/2000	33.00	30.63	28.12	102,500	51,000	(74,500)	—	79,000	79,000
2/27/2001	26.77	27.07	24.85	50,000	(20,000)	(30,000)	—	—	—
10/31/2001	18.06	18.00	16.52	249,000	53,000	(173,0000)	—	129,000	129,000
9/12/2002	11.88	11.16	10.39	513,000	27,000	(292,000)	(51,000)	197,000	197,000

The original exercise prices were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant. Following Fiat capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by the Italian Stock Exchange. The Fiat capital increase in September 2005 did not give rise to exercise price adjustments. The options vested ratably over a four year period. No options to purchase Fiat Shares were issued to employees of CNH subsequent to 2002. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a material amount of compensation expense.

Other programs

Certain executives participate in a special plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $256,000, $659,000, and $972,000 in 2006, 2005, and 2004, respectively. Of these amounts, $256,000, $234,000, and $525,000, respectively related to executive officers of CNH.

Note 18:	Earnings per Share

CNH calculates basic earnings per share based on the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method did not impact 2006 as a result of the conversion of the Series A Preferred Stock to Common Shares in 2004 as the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series A Preferred Stock was not considered participating in 2004. The two-class method did have an impact on the calculation of basic earnings per share in 2005.

For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”) to allocate earnings to participating securities. As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in millions, except
	per share data)

Basic:
Net income	$292	$163	$125
Dividend to common shares ($0.25 per share)	—	(34)	—

Undistributed earnings	292	129	125
Earnings allocated to Series A Preferred Stock	—	(59)	—

Earnings available to common shareholders	292	70	125
Dividend to common shares	—	34	—

Net income available to common shareholders	$292	$104	$125

Weighted average common shares outstanding — basic	213	134	133

Basic earnings per share	$1.37	$0.77	$0.94

Diluted:
Net income	$292	$163	$125

Weighted average common shares outstanding — basic	213	134	133
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	23	100	100
Stock Compensation Plans(A)	1	—	—

Weighted average common shares outstanding — diluted	237	234	233

Diluted earnings per share	$1.23	$0.70	$0.54

(A)	Stock options to purchase approximately 1.1 million, 1.2 million, and 2.9 million shares during 2006, 2005, and 2004, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19:	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as of December 31, 2006, and 2005 are as follows:

	2006	2005
	(in millions)

Cumulative translation adjustment	$(23)	$(138)
Minimum pension liability adjustment, net of taxes $(253)	—	(446)
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes $(477)	(821)	—
Deferred gains (losses) on derivative financial instruments, net of taxes ($(8) and
$16, respectively)	16	(51)
Unrealized gain on available for sale securities, net of taxes ($(8) and $(3), respectively)	10	9

Total	$(818)	$(626)

Note 20:	Segment and Geographical Information

Segment Information

During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. Consequently, for 2006, CNH has identified five reporting units; CaseIH, New Holland, Case, New Holland Construction, and Financial Services. While CNH has five reporting units its Agricultural Equipment brands as well as its Construction Equipment brands continue to have similar operating characteristics such as the nature of the products and production processes, type of customer and methods of distribution. As such, CNH continues to aggregate its Agricultural Equipment and Construction Equipment brands for segment reporting purposes. As a result, CNH continues to have three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to finance working capital, real estate and other fixed assets and maintenance equipment in connection with their operations.

As of December 31, 2006, Fiat owned approximately 90% of CNH’s outstanding common shares. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.

CNH evaluates segment performance and reports to Fiat based on trading profit in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”). Fiat defines trading profit as income before restructuring, net financial expenses, income taxes, minority interests and equity in income (loss) of unconsolidated subsidiaries and affiliates. Transactions between segments are accounted for at market value.

A reconciliation from consolidated trading profit reported to Fiat under IFRS to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2006, 2005, and 2004 is provided below.

	Years Ended December 31,
	2006	2005	2004
	(in millions)

Trading profit reported to Fiat under IFRS	$925	$869	$581
Adjustments to convert from trading profit to U.S. GAAP income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(135)	(258)	(128)
Accounting for intangible assets, primarily development costs	(48)	11	20
Restructuring	(96)	(73)	(104)
Net financial expense	(240)	(283)	(360)
Purchase accounting adjustment	—	—	165
Accounting for receivable securitizations and other	11	(9)	(15)

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$417	$257	$159

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes trading profit by segment under IFRS:

	Years Ended December 31,
	2006		2005		2004
	(in millions)

Agricultural equipment	$307		$260		$352
Construction equipment	272		209		164
Financial services	313		293		235
Other	33(A	)	107(B	)	(170	) (C)

Trading profit under IFRS	$925		$869		$581

(A)	During the year ended December 31, 2006, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparative purposes, the impact of these amendments are reflected on the line “Other” in the table above.

(B)	During the year ended December 31, 2005, CNH recognized net benefit plan amendment gains in trading profit under IFRS. For comparative purposes, the impact of these amendments are reflected on the line “Other” in the table above.

(C)	Principally a purchase accounting adjustment to reverse various tax valuation allowances established in Case Corporation purchase accounting.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
	(in millions)

Revenues:
Agricultural equipment	$7,817	$7,843	$8,000
Construction equipment	4,301	3,963	3,545
Financial services	1,332	1,094	905
Eliminations	(232)	(194)	(31)

Net revenues under IFRS	13,218	12,706	12,419
Difference, principally finance and interest
income on receivables held by QSPEs (on-book
under IFRS)	(220)	(131)	(240)

Revenues under U.S. GAAP	$12,998	$12,575	$12,179

Depreciation and amortization:
Agricultural equipment	$238	$234	$233
Construction equipment	86	82	78
Financial services	44	46	64

Depreciation and amortization under IFRS	368	362	375
Difference, principally amortization of development costs capitalized under IFRS	(52)	(53)	(50)

Depreciation and amortization under U.S. GAAP	$316	$309	$325

Segment assets:
Agricultural equipment*	$7,062	$6,041	$6,112
Construction equipment*	3,914	2,553	2,561
Financial services	15,348	13,522	12,246
Assets not allocated to segments,
principally goodwill, intangibles and taxes	7,504	7,986	8,185
Eliminations	(7,703)	(6,190)	(5,396)

Segment assets under IFRS	26,125	23,912	23,708
Difference, principally receivables held by QSPEs (on-book under IFRS)	(7,851)	(6,594)	(5,628)

Total assets under U.S. GAAP	$18,274	$17,318	$18,080

*	Includes receivables legally transferred to Financial Services

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004
	(in millions)

Expenditures for additions to long-lived assets*:
Agricultural equipment	$223	$144	$129
Construction equipment	87	38	35
Financial services	180	114	82
Unallocated	5	21	26

Expenditures for additions to long-lived assets under IFRS	495	317	272
Difference, principally development costs capitalized under IFRS	(104)	(51)	(11)

Total expenditures for additions to long-lived assets under U.S. GAAP	$391	$266	$261

*	Includes equipment on operating leases and property, plant and equipment

	2006	2005
	(in millions)

Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$160	$155
Construction equipment	194	201
Financial services	103	96

Investments in unconsolidated subsidiaries and affiliates under IFRS	457	452
Difference, principally historical goodwill and pension	—	(3)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$457	$449

Geographical Information

The following highlights CNH’s long-lived assets by geographic area and total revenues by destination:

	United		United
	States	Canada	Kingdom	Italy	Belgium	Other	Total
	(in millions)

At December 31, 2006, and for the
year then ended:
Total revenues	$5,168	$952	$400	$587	$122	$5,769	$12,998

Long-lived assets	$737	$53	$119	$257	$124	$342	$1,632

At December 31, 2005, and for the year then ended:
Total revenues	$4,768	$850	$398	$569	$104	$5,886	$12,575

Long-lived assets	$667	$79	$121	$173	$116	$335	$1,491

At December 31, 2004, and for the
year then ended:
Total revenues	$4,934	$748	$561	$617	$117	$5,202	$12,179

Long-lived assets	$679	$88	$146	$276	$143	$361	$1,693

The amounts reported as long-lived assets include equipment on operating leases and property, plant and equipment.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21:	Related Party Information

As of December 31, 2005, CNH had a total of 8 million shares of Series A Preferred Stock issued and outstanding which were held by Fiat Netherlands. The Series A Preferred Stock automatically converted into 100 million CNH common shares at a conversion price of $20 per share when the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, was greater than $24 at any time through and including December 31, 2006, or $21 at any time on or after January 1, 2007. For the period of 30 consecutive trading days ending on March 22, 2006, such average was $24.01. Accordingly, pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006.

In July, 2005, CNH’s $2 billion syndicated facility with Fiat was terminated when various Fiat affiliates, including CNH, entered into a €1 billion (U.S. $1.3 billion) syndicated credit facility with a group of banks maturing in July 2008. The borrowers have allocated €300 million (U.S. $395 million) of this borrowing capacity to CNH with additional amounts potentially available depending on the usage by other borrowers.

Fiat, through certain of its subsidiaries, has also made available to CNH and certain of its subsidiaries, pursuant to an Amended Facility Agreement entered into in January 2007, a multi-currency revolving credit facility for a period ending on February 28, 2008. Pursuant to this facility CNH and the designated subsidiaries may, from time to time, borrow as short-term loans or as overdraft advances up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The Amended Facility Agreement replaces in its entirety a prior facility agreement, which expired in January 2007, as well as a letter agreement between Fiat and CNH, providing for treasury and debt financing arrangements to be made available to CNH by Fiat, which has been terminated. The interest rates on advances under the Amended Facility Agreement, and the prior facility agreement that it replaces, have ranged from LIBOR +0.15% to LIBOR +2.00% during 2006. CNH has agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2006, $352 million in short-term advances were outstanding under the Amended Facility Agreement.

At December 31, 2006, outstanding debt with Fiat and its affiliates was approximately 8% of CNH total debt, compared with 18% at December 31, 2005. Fiat guarantees $947 million of CNH debt with third parties or approximately 16% of CNH’s outstanding debt with third parties. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. For 2006, CNH paid a guarantee fee of 0.0625% per annum. For 2005 and 2004, CNH paid a guarantee fee of between 0.03125% per annum and 0.0625% per annum.

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts, the Fiat affiliates cash management pools. As well as being invested by Fiat in highly rated, highly liquid money market instruments or bank deposits, our positive cash deposits, if any, at the end of any given business day may be applied by Fiat to offset negative balances of other Fiat Group members and vice versa. Deposits with Fiat earn interest at rates that range from LIBOR plus 15 to 30 basis points. Interest earned on CNH deposits with Fiat included in finance and interest income were approximately $34 million, $18 million, and $11 million in the years ended December 31, 2006, 2005, and 2004, respectively.

As a result of CNH’s participation in the Fiat affiliates cash management pools, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, CNH may be unable to secure the return of such

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinate to the rights of third party creditors in certain situations.

For material related party transactions involving the purchase of goods and services, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco Nederland B.V. (“Iveco”) and Fiat Powertrain Technologies S.p.A., dump trucks from Iveco, robotic equipment and paint systems from Comau Pico Holdings Corporation, and castings from Teksid S.p.A. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

As of December 31, 2006, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.8 billion and $2 billion as of December 31, 2006, and 2005, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. Through the end of 2005, routine maintenance of CNH plants and facilities in Europe was provided by a Fiat affiliate that also provides similar services to third parties. In 2005 and 2004, CNH purchased network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. Subsequently, Fiat announced that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

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

Certain executives participate in the Individual Top Hat Scheme, which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $256,000, $659,000, and $972,000 in 2006, 2005, and 2004, respectively.

CNH participates in the stock option program of Fiat as described in “Note 17: Option and Incentive Plans.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat, CNH dealer development companies and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in millions)

Sales to affiliated companies and joint ventures	$143	$121	$124

Purchase of materials, production parts, merchandise and services	$552	$525	$565

Finance and interest income	$36	$41	$28

Note 22:	Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2006, and 2005 and for the three years ended December 31, 2006. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and intangible assets are allocated to reporting units under SFAS No. 142 and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and intangibles to the individual Guarantor Entities and All Other Subsidiaries.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH has actively eliminated and transferred legal entities. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, material future transactions related to CNH’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2006, and 2005, and for the three years ended December 31, 2006.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income
	For the Year Ended December 31, 2006
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Revenues:
Net sales	$—	$—	$8,760	$6,220	$(2,865)	$12,115
Finance and interest income	43	168	155	968	(451)	883

	43	168	8,915	7,188	(3,316)	12,998

Cost and Expenses:
Cost of goods sold	—	—	7,418	5,380	(2,865)	9,933
Selling, general and administrative	4	—	608	636	—	1,248
Research, development and engineering	—	—	263	104	—	367
Restructuring	—	—	61	35	—	96
Interest expense	86	176	176	445	(305)	578
Interest compensation to Financial Services	—	—	201	18	(219)	—
Other, net	12	2	165	107	73	359

	102	178	8,892	6,725	(3,316)	12,581
Income (loss) before taxes, minority interest and equity in
income (loss) of unconsolidated
affiliates and consolidated
subsidiaries accounted for under
the equity method	(59)	(10)	23	463	—	417
Income tax provision (benefit)	6	(9)	40	128	—	165
Minority interest	—	—	1	15	—	16
Equity in income (loss) of unconsolidated affiliates and
consolidated subsidiaries accounted
for under the equity method	357	262	219	(7)	(775)	56

Net income	$292	$261	$201	$313	$(775)	$292

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets
	As of December 31, 2006
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Assets:
Cash and cash equivalents	$—	$555	$56	$563	$—	$1,174
Deposits in Fiat affiliates cash
management pools	8	—	139	350	—	497
Accounts, notes receivable and other, net	70	32	781	6,531	(865)	6,549
Intercompany notes receivable	758	2,322	1,581	294	(4,955)	—
Inventories	—	—	1,449	1,286	—	2,735
Property, plant and equipment, net	—	—	823	555	—	1,378
Equipment on operating leases, net	—	—	—	254	—	254
Investments in unconsolidated affiliates	349	—	6	102	—	457
Investments in consolidated subsidiaries accounted for under the equity method	5,670	2,712	2,061	(174)	(10,269)	—
Goodwill and intangible assets, net	3	—	2,826	244	—	3,073
Other assets	1	29	1,219	1,018	(110)	2,157

Total Assets	$6,859	$5,650	$10,941	$11,023	$(16,199)	$18,274

Liabilities and Equity:
Short-term debt	$254	$—	$645	$371	$—	$1,270
Intercompany short-term debt	1,339	—	1,395	1,401	(4,135)	—
Accounts payable	135	5	1,088	1,482	(829)	1,881
Long-term debt	—	2,034	321	2,777	—	5,132
Intercompany long-term debt	—	—	502	318	(820)	—
Accrued and other liabilities	11	17	3,579	1,410	(146)	4,871

	1,739	2,056	7,530	7,759	(5,930)	13,154
Equity

Total Liabilities and Equity	5,120	3,594	3,411	3,264	(10,269)	5,120

	$6,859	$5,650	$10,941	$11,023	$(16,199)	$18,274

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2006
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Operating Activities:
Net income	$292	$261	$201	$313	$(775)	$292
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	191	125	—	316
Intercompany activity	23	(14)	7	(16)	—	—
Changes in operating assets and liabilities	53	24	139	(170)	—	46
Other, net	(305)	(270)	(132)	(40)	700	(47)

Net cash provided (used) by operating activities	63	1	406	212	(75)	607

Investing activities:
Expenditures for property, plant and equipment	—	—	(116)	(102)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(173)	—	(173)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(227)	—	(227)
Other, net	(125)	—	18	163	—	56
(Deposits in) withdrawals from Fiat affiliates cash management pools	58	—	15	55	—	128

Net cash provided (used) by investing activities	(67)	—	(83)	(284)	—	(434)

Financing Activities:
Intercompany activity	204	(590)	(19)	405	—	—
Net increase (decrease) in indebtedness	(141)	500	(279)	(288)	—	(208)
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	(41)	(34)	75	(9)

Net cash provided (used) by financing activities	4	(99)	(339)	83	75	(276)

Other, net	—	—	(18)	50	—	32

Increase (decrease) in cash and cash equivalents	—	(98)	(34)	61	—	(71)
Cash and cash equivalents, beginning of year	—	653	90	502	—	1,245

Cash and cash equivalents, end of year	$—	$555	$56	$563	$—	$1,174

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income
	For the Year Ended December 31, 2005
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Revenues:
Net sales	$—	$—	$9,085	$5,766	$(3,045)	$11,806
Finance and interest income	35	110	87	823	(286)	769

	35	110	9,172	6,589	(3,331)	12,575

Cost and Expenses:
Cost of goods sold		—	7,893	5,086	(3,045)	9,934
Selling, general and administrative	2	—	584	591	—	1,177
Research, development and engineering	—	—	216	87	—	303
Restructuring	—	—	18	55	—	73
Interest expense	55	139	122	418	(183)	551
Interest compensation to Financial Services	—	—	159	—	(159)	—
Other, net	15		118	91	56	280

	72	139	9,110	6,328	(3,331)	12,318

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(37)	(29)	62	261	—	257
Income tax provision (benefit)	(1)	(12)	92	37		116
Minority interest	—	—	—	26	—	26
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	199	127	177	(112)	(343)	48

Net income	$163	$110	$147	$86	$(343)	$163

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2005
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Operating Activities:
Net income	$163	$110	$147	$86	$(343)	$163
Adjustments to reconcile net income to net cash provided (used) by operating activities: Depreciation and amortization	—	—	170	139	—	309
Intercompany activity	—	4	23	(27)	—	—
Changes in operating assets and liabilities	3	(13)	(73)	(5)	—	(88)
Other, net	(136)	(133)	205	131	98	165

Net cash provided (used) by operating activities	30	(32)	472	324	(245)	549

Investing activities:
Expenditures for property, plant and equipment	—	—	(87)	(68)	—	(155)
Expenditures for equipment on operating leases	—	—	—	(111)	—	(111)
Net (additions) collections from retail receivables and related securitizations	—	—	—	171	—	171
Other, net	(104)	—	90	119	—	105
(Deposits in) withdrawals from Fiat affiliates cash management pools	(6)	—	597	(85)	—	506

Net cash provided (used) by investing activities	(110)	—	600	26	—	516

Financing Activities:
Intercompany activity	671	228	(827)	(72)	—	—
Net increase (decrease) in indebtedness	(557)	6	421	(609)	—	(739)
Dividends paid	(34)	—	—	—	—	(34)
Other, net	—	—	(630)	385	245	—

Net cash provided (used) by financing activities	80	234	(1,036)	(296)	245	(773)

Other, net	—	—	(7)	29	—	22

Increase (decrease) in cash and cash equivalents	—	202	29	83	—	314
Cash and cash equivalents, beginning of year	—	451	61	419	—	931

Cash and cash equivalents, end of year	$—	$653	$90	$502	$—	$1,245

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income
	For the Year Ended December 31, 2004
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in millions)

Revenues:
Net sales	$—	$—	$8,430	$5,779	$(2,664)	$11,545
Finance and interest income	37	72	60	694	(229)	634

	37	72	8,490	6,473	(2,893)	12,179

Cost and Expenses:
Cost of goods sold	—	—	7,373	5,079	(2,670)	9,782
Selling, general and administrative	5	—	524	571	—	1,100
Research, development and engineering	—	—	196	81	—	277
Restructuring	—	—	53	51	—	104
Interest expense	43	122	116	346	(135)	492
Interest compensation to Financial Services	—	—	113	—	(113)	—
Other, net	21	—	199	17	28	265

	69	122	8,574	6,145	(2,890)	12,020

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(32)	(50)	(84)	328	(3)	159
Income tax provision (benefit)	1	(19)	(88)	145	—	39
Minority interest	—	—	—	23	—	23
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	158	167	128	(77)	(348)	28

Net income	$125	$136	$132	$83	$(351)	$125

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow
	For the Year Ended December 31, 2004
	CNH
	Global	Case New	Guarantor	All Other
	N.V.	Holland Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(in millions)

Operating Activities:
Net income (loss)	$125	$136	$132	$83	$(351)	$125
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	168	157	—	325
Intercompany activity	52	(15)	526	(563)	—	—
Changes in operating assets and liabilities	(54)	(10)	240	384	—	560
Other, net	(72)	(97)	(72)	71	130	(40)

Net cash provided (used) by operating activities	51	14	994	132	(221)	970

Investing activities:
Expenditures for property, plant and equipment	—	—	(103)	(77)	—	(180)
Expenditures for equipment on operating leases	—	—	—	(81)	—	(81)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(569)	—	(569)
Other, net (primarily acquisitions and divestitures)	(583)	(1,526)	(37)	(85)	2,448	217
(Deposits in) withdrawals from Fiat affiliates cash management pools	(27)	—	259	(15)	—	217

Net cash provided (used) by investing activities	(610)	(1,526)	119	(827)	2,448	(396)

Financing Activities:
Intercompany activity	656	236	(529)	(363)	—	—
Net increase (decrease) in indebtedness	(64)	476	(1,097)	442	—	(243)
Dividends paid	(33)	—	—	—	—	(33)
Other, net	—	938	449	839	(2,227)	(1)

Net cash provided (used) by financing activities	559	1,650	(1,177)	918	(2,227)	(277)

Other, net	—	—	40	(25)	—	15

Increase (decrease) in cash and cash equivalents	—	138	(24)	198	—	312
Cash and cash equivalents, beginning of year	—	313	85	221	—	619

Cash and cash equivalents, end of year	$—	$451	$61	$419	$—	$931

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23:	Subsequent Events

The Board of Directors of CNH recommended a dividend of $0.25 per common share on February 16, 2007. The dividend will be payable on April 30, 2007 to shareholders of record at the close of business on April 23, 2007. Declaration of the dividend is subject to approval of the shareholders at the AGM which will be held on April 2, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V.
(Registrant)

/s/  Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

Dated: March 29, 2007

INDEX TO EXHIBITS

Exhibit		Description
1.1		Amended Articles of Association of CNH Global N.V. (amended on April 13, 2006).
1.2		Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).
1.3		Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (Previously filed as Exhibit 2 to Form 6-K of CNH Global N.V. on April 4, 2003 and incorporated herein by reference).
2.1		Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 (File No. 333-05752) and incorporated herein by reference).
2.2		Indenture, dated as of August 1, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee (Previously filed as Exhibit 10.5.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
2.3		First Supplemental Indenture, dated as of September 16, 2003, by and among Case New Holland Inc., as issuer, the Guarantors named therein and JP Morgan Chase, as trustee (Previously filed as Exhibit 10.5.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
2.4		Indenture, dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank, as trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (Previously filed as Exhibit 3 to Form 6-K of CNH Global N.V. on July 23, 2004 and incorporated herein by reference).
2.5		Indenture, dated March 3, 2006, between Case New Holland, Inc., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank N.A., as trustee, regarding 7.125% Senior Notes due 2014. (Previously filed as Exhibit 2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 and herein incorporated by reference).
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
4.1		Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003 (Previously filed as Exhibit 4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4	.1.1	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated April 27, 2004 (Previously filed as Exhibit 4.1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4	.1.2	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated May 3, 2005. (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 and herein incorporated by reference).
4	.1.3	Amendment to and Restatement of Outside Directors’ Compensation Plan of CNH Global N.V., dated April 28, 2006.
4.2		Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).
4	.2.1	CNH Global N.V. Long-term Incentive Program under the Equity Incentive Plan. (Previously filed as Exhibit 4.2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4	.2.2	2005 Form of Performance Unit Award Agreement. (Previously filed as Exhibit 4.2.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 and herein incorporated by reference).

Exhibit		Description
4	.2.3	2005 Variable Pay Plan (Management Bonus Program). (Previously filed as Exhibit 4.2.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 and herein incorporated by reference).
4	.2.4	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 21, 2006.
4	.2.5	Top Performance Plan.
4	.2.6	Leadership Incentive Plan.
4.3		Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4.4		Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4.5		Amended and Restated Transfer and Administration Agreement dated December 15, 2000 between CNH Capital Receivables Inc. as Transferor, Case Credit Corporation, in its individual capacity and as Servicer, Certain APA Banks named therein, Certain Funding Agents named therein and The Chase Manhattan Bank as Administrative Agent (Previously filed as Exhibit 10(e)(1) to the Annual Report on Form 10-K of Case Credit Corporation (File No. 33-80775-01) for the year ended December 31, 2000 and incorporated herein by reference).
4.6		First Amendment, dated as of January 15, 2002, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.7		Second Amendment, dated as of January 14, 2003, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.8		Third Amendment, dated as of January 13, 2004, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 and incorporated herein by reference).
4.9		Fourth Amendment, dated as of April 19, 2004, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
4.10		Fifth Amendment, dated as of January 11, 2005, to the Amended and Restated Transfer and Administration Agreement (Previously filed as Exhibit 10.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).
8.1		List of subsidiaries of registrant.
12.1		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13		Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15		Consent of Deloitte & Touche LLP.