Form 20-F
period 2007-12-31
CNH GLOBAL N V
filed 2008-03-05
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14528

CNH GLOBAL N.V.

(Exact name of registrant as specified in its charter)

Kingdom of The Netherlands

(State or other jurisdiction of incorporation or organization)

World Trade Center, Amsterdam Airport

Tower B, 10th Floor

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €2.25	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,169,370 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☑    No  ☐

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐ or Item 18  ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐    No   ☑

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

CNH Global N.V., (“CNH”), is incorporated in The Netherlands under the laws of the Netherlands. CNH combines the operations of New Holland N.V. (“New Holland”) and Case Corporation (“Case”), as a result of their business merger on November 12, 1999. As used in this report, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

CNH prepares its annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide agricultural equipment and construction equipment operations are collectively referred to as “Equipment Operations.” Our worldwide finance operations are referred to as “Financial Services.”

As of December 31, 2007, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands.”). For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. The Fiat Group performs automotive manufacturing and financial service activities through companies located in 50 countries and is engaged in commercial activities with customers in more than 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications.

Certain financial information in this report has been presented by geographic area. CNH defines its geographic areas as (1) North America, (2) Western Europe, (3) Latin America and (4) Rest of World. As used in this report, all references to “North America,” “Western Europe,” “Latin America” and “Rest of World” are defined as follows:

•	North America—United States and Canada.

•	Western Europe—Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

•	Latin America—Mexico, Central and South America, and the Caribbean Islands.

•	Rest of World—Those areas not included in North America, Western Europe and Latin America, as defined above.

Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers’ associations including the Association of Equipment Manufactures (“AEM”) in North America, the Committee for European Construction Equipment (“CECE”) in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufactures’ Association (“CEMA”) and the Korea Construction Equipment Manufactures’ Association (“KOCEMA”), as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Eastern Europe, Russia, Turkey, and Brazil. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data.

The following selected consolidated financial data as of December 31, 2007 and 2006, and for each of the years ended December 31, 2007, 2006, and 2005 has been derived from the audited consolidated financial statements included in Item 18. This data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to the audited consolidated financial statements included in Item 18. Financial data as of December 31, 2005, 2004, and 2003, and for the years ended December 31, 2004, and 2003, has been derived from our previously-published, audited consolidated financial statements which are not included herein.

Beginning in 2005, CNH calculated basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two—Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preference Shares (“Series A Preferred Stock”), are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods. The application of EITF No. 03-06 had an impact on the calculation of basic earnings per share in 2005. Subsequent to the conversion of the eight million shares of Series A Preferred Stock into CNH common shares on March 23, 2006, there have been no shares of Series A Preferred Stock outstanding.

In periods when the Series A Preferred Stock was outstanding, undistributed earnings, which represent net income, less dividends paid to common shareholders, was allocated to the Series A Preferred Stock based on the dividend yield of the common shares, which was impacted by the price of CNH common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of its common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination was impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Subsequent to the March 23, 2006, conversion of the Series A Preferred Stock, there has been no further impact on earnings per share.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2007, 2006, 2005, 2004 and 2003 in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$14,971	$12,115	$11,806	$11,545	$10,069
Finance and interest income	993	883	769	634	597

Total revenues	$15,964	$12,998	$12,575	$12,179	$10,666

Net income (loss)	$559	$292	$163	$125	$(157)

Per share data:
Basic earnings (loss) per share	$2.36	$1.37	$0.77	$0.94	$(1.19)

Diluted earnings (loss) per share	$2.36	$1.23	$0.70	$0.54	$(1.19)

Cash dividends declared per common share	$0.25	$0.25	$0.25	$0.25	$0.25

	As of December 31,
	2007	2006	2005	2004	2003
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$23,745	$18,274	$17,318	$18,080	$17,727

Short-term debt	$4,269	$1,270	$1,522	$2,057	$2,110

Long-term debt, including current maturities	$5,367	$5,132	$4,765	$4,906	$4,886

Common shares at €2.25 par value	$595	$592	$315	$312	$309

Common shares outstanding	237	236	135	134	133

Shareholders’ equity	$6,302	$5,120	$5,052	$5,029	$4,874

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following risks identified should be considered in conjunction with Item 5 “Operating and Financial Review and Prospects” beginning on page 48, and specifically, the other risks described in the Safe Harbor Statement on pages 84-85. Our results of operations may be affected by these identified risks and they are factors that, individually or in the aggregate, could make our actual results differ materially from expected and past results. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make in our Form 6-K reports to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

We may not fully realize, or realize within the anticipated time frame, the benefits of our margin improvement actions.

Our goal is to build upon our strengths to achieve our strategic objectives. The key elements of our initiatives are to:

•	recapture our market share and develop stronger customer relationships;

•	strengthen our customer and dealer after sales and support activities;

•	continually improve product quality and reliability;

•	continue developing Financial Services; and

•	continue efforts to increase operational efficiencies and reduce costs.

Through the accomplishment of these initiatives, by 2010, our goal is to close the performance gap compared to our competitors and become best-in-class. If we achieve the anticipated results of our actions, we believe we will have substantially improved our position in the global agricultural and construction equipment markets and our financial condition. Our failure to successfully complete our initiatives could cause us to not fully realize our anticipated margin improvements, which could weaken our competitive position and adversely affect our financial condition and results of operations.

Our success depends on acceptance of new product introductions by the marketplace.

Our long term results depend on continued global demand for our brands and products. To achieve our business goals, we must develop and sell products, parts and support services that appeal to our dealers, OEMs, and customers. This is dependent on a number of factors including our ability to manage and maintain key dealer relationships, our ability to develop effective sales, advertising and marketing programs, and the strength of the economy. In addition, our success is dependent on continuing to introduce leading-edge innovations at the highest possible level of quality, with respect to both products and operations. This means we must be able to create or otherwise obtain intellectual property which will allow us to develop cost competitive products that appeal to our customers around the world. Failure to continue to deliver high quality, competitive products to the marketplace on a timely basis, or to predict market demands for, or gain market acceptance of, our products, could adversely affect our financial condition and results of operations.

You should read the discussion under the heading “Item 4. Information on the Company—B. Business Overview—Products and Markets” for a more detailed discussion regarding our products.

We depend on key suppliers for certain raw materials and components.

We purchase materials and components from third-party suppliers. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or supply of, or price of, any component part or commodity could adversely affect our profitability or our ability to obtain and fulfill orders. We cannot avoid exposure to global price fluctuations such as with the costs of steel, rubber, oil and related petroleum-based products, and our ability to realize the full extent of our margin improvement efforts depends on, among other things, our ability to raise equipment and parts prices sufficiently to recover any such material or component cost increases.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar, including the Euro, the British pound, the Canadian and Australian dollars, the Japanese yen, and the Brazilian real. To prepare our consolidated financial statements, we must translate those assets, liabilities, expenses and revenues into U.S. dollars at the applicable exchange rates. As a result, increases and decreases in the value of the U.S dollar relative to other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency (currency translation risk). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received from different currencies (currency transaction risk). These events could have significant impacts on our results if an increase or decrease in the value of the U.S. dollar or other currencies is substantial.

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs, finance income, and the amount of interest compensation provided by Equipment Operations to Financial Services for wholesale financing and marketing programs.

We attempt to mitigate our transaction exposures through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to currency transaction risk, a substantial portion of which are with counterparties that are treasury subsidiaries of Fiat. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forgo the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

We are exposed to political, economic and other risks from operating a global business.

Our business is global and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include changes in individual government regulations and policies, including the imposition of import and export duties and quotas, currency restrictions, expropriation, cancellation of contract rights, taxation, changes in world organization initiatives and agreements, such as the World Trade Organization (“WTO”) and Ex/Im Banks, and changes in the dynamics of the Company’s competitors, customer needs and desires, and product offerings. The Company’s efforts to profitably grow its businesses depend, to a large extent, on its continued success in managing these factors and their costs, and those of new markets. The costs of compliance or other liabilities related to such laws and regulations in the future could adversely affect our financial condition and results of operations.

An increase in health care or pension costs could adversely affect our results of operations and financial position.

The funded status of our pension and postretirement benefit plans is subject to, among other things, developments and changes in actuarial and other related assumptions. At both December 31, 2007, and 2006, pension plans which we fund had an underfunded status of approximately $232 million and $394 million, respectively. Pension plan obligations for plans that we do not currently fund were $545 million and $553 million at December 31, 2007, and 2006, respectively.

Actual developments, such as a significant change in the return on investment of the plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. In addition, changes in interest rates may result in increases or decreases in the valuation of plan assets consisting of debt securities. A change in plan asset values and/or a change in the rate of expected return on plan assets can result in significant changes to the expected return on plan assets in the following year and, as a consequence, could result in higher or lower net periodic pension costs.

As with certain of our defined benefit pension plans, in 2007 CNH began funding the U.S. Retiree Medical plan, although other postretirement benefit obligations remain unfunded. At December 31, 2007 and 2006, our other postretirement benefit obligations had an underfunded status of $1.2 billion and $1.5 billion, respectively.

See the heading “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for the year ended December 31, 2007, for additional information on pension accounting.

Our unionized labor force and our contractual and legal obligations under collective bargaining agreements and labor laws could subject us to risks of work interruption or stoppage which could adversely impact our results.

In Europe, our employees are covered by various worker protection laws which afford employees, through local and central works councils, rights of consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. Labor agreements covering employees in certain European countries generally expire annually. The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

In the United States, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) represents approximately 750 of our workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. Additionally, the International Association of Machinists represents approximately 550 of our workers at our Fargo, North Dakota facility.

Overall, labor unions represent most of our production and maintenance employees worldwide. Although we believe our relations with our employees and our unions are generally positive, current or future issues with labor unions might not be resolved favorably and we may experience a work interruption or stoppage which could adversely affect our financial condition and results of operations.

Our success is largely dependent on the ability of our management team to operate and manage effectively.

Our success depends in large part on the ability of our executive officers and other members of senior management to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have an adverse affect on our financial condition and results of operations.

Risks Particular to the Industries in Which We Operate

We operate in highly cyclical industries, which could affect our growth and results of operations.

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	world economic conditions (including GDP growth);

•	credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	geopolitical, political and economic developments;

•	the effect of changes in laws and regulations, governmental fiscal, monetary and trade policies;

•	the responses of our competitors, suppliers and customers to changing cyclical conditions; and

•	dealer financial condition and inventory management.

In addition, our operating results are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	changes in farming practices;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices and stock levels;

•	government agricultural policies and subsidies;

•	government policies related to and world-wide demand for fuel ethanol and biodiesel;

•	changes in world organization initiatives or agreements (WTO, Ex/Im Banks and other non-governmental organizations);

•	animal diseases and crop pests;

•	genetic modification of crops (and their acceptance by customers);

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	stability of world capital markets;

•	used equipment supply and prices; and

•	availability and terms of funding through the Asset Backed Securitization (“ABS”) markets.

The nature of the agricultural and construction equipment industries is such that changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity and prices for new and used equipment. Downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake similar actions. Upturns also may be prolonged and result in lower than expected improvements in results as we and our suppliers invest to increase production capacities and efficiencies.

Changes in governmental agricultural policy in the U.S., Europe, and Brazil could adversely affect sales of agricultural equipment.

The Company’s agricultural business is exposed to a variety of risks and uncertainties related to the action or inaction of governmental bodies. Government policies can affect the market for our agricultural equipment by regulating the levels of acreage planted, through direct subsidies affecting specific commodity prices, or through payments made directly to farmers. For example, in the United States, government subsidies are a key income driver for farmers raising certain commodity crops, in Europe subsidies are paid based on the size of the farms, and in Brazil, the government subsidizes the financing of agricultural equipment purchases. The existence of a high level of subsidies in these markets may reduce the effects of cyclicality in the agricultural equipment business. These policies and initiatives are subject to change which could reduce demand for agricultural equipment, and we could experience a decline in net sales.

In addition, international and multilateral institutions, such as the WTO, can affect the market for agricultural equipment through initiatives for changes in governmental policies and practices regarding agricultural subsidies, tariffs and the production of genetically modified organisms. In particular, the outcome of the global negotiations under the auspices of the WTO could have a material effect on the international flow of agricultural commodities and could cause severe dislocations within the farming industry as farmers shift production to take advantage of the various provisions of new programs. With uncertainty created by policy changes and reforms, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes generally, and we could experience a decline in net sales.

You should read the discussion under the heading “Item 4. Information on the Company — B. Industry Overview — Agricultural Equipment” for a more detailed discussion of current governmental policies and proposed reforms.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues and a decline in our share of industry sales.

We operate in a highly competitive environment with global, regional and local competitors of differing strengths in the various markets throughout the world. Our equipment businesses compete on the basis of product performance, customer service, quality and price, and our products may not be able to compete successfully with those offered by our competitors. Aggressive pricing or other strategies pursued by competitors, unanticipated product improvements or difficulties, manufacturing difficulties, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices, could result in a loss of customers, a decrease in our revenues and a decline in our share of industry sales. Our Financial Services’ operations compete with banks, finance companies and other financial institutions. Our Financial Services’ operations may be unable to compete successfully due to resources, products, licensing or other governmental regulations, and the number, type and focus of services offered. If our Equipment Operations or Financial Services are unable to effectively compete, it could have an adverse effect on our financial condition and results of operations.

Changes in demand for agricultural or construction equipment could impact our net sales and results of operations.

General economic conditions, commodity price and stock levels, net farm income levels, developments in biofuels, infrastructure spending rates, housing starts and commercial construction play a significant role in our results. As such factors increase or decrease around the world, demand for our products may be significantly impacted in a relatively short timeframe. Negative economic conditions or a negative outlook for any of these factors can dampen demand for farm and/or construction equipment. Rapid declines in demand can result in, among other things, an oversupply of equipment, a decline in price, the need for additional promotional programs and a decrease in factory utilization, all of which could adversely affect our financial condition and results of operations.

Positive economic conditions or positive outlooks for any of these factors can increase demand for farm and/or construction equipment. Rapid increases in demand can result in, among other things, an undersupply of equipment, increases in prices of our equipment, increases in our costs for materials and components, and increases in factory utilization demands (that either may not be possible due to constraints, affecting either us or our suppliers, or may not be sustainable for long periods of time without additional, potentially significant, capital expenditures). Producing our products is a capital intensive activity which can require significant amounts of time and capital investment to materially adjust production capacity and efficiency. Accordingly, we may not be able to accommodate large changes in demand which could impede our ability to operate effectively.

Also see “Item 4. Information on the Company—B. Business Overview—Industry Overview.”

Changes in the equipment rental business may affect our net sales and results of operations.

In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies (two of which have locations that are dealers of our equipment) have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices and terms when they change the size of their fleets or adjust to more efficient rates of rental utilization. With changes in construction activity levels and rental utilization rates, rental companies may need to accelerate or postpone new equipment purchases for the replenishment of their fleets, without changing the size of their fleets. In addition, if changes in activity levels become more pronounced, the rental companies also may need to increase or decrease their fleet size to maintain efficient utilization rates. These changes can lead to more pronounced demand cyclicality, exacerbating increases or decreases in industry demand, particularly at either the beginning or end of a cycle as rental companies often are some of the first market participants to experience the change.

In addition, when correspondingly larger or smaller amounts of equipment come off lease or are replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment which could impact used equipment prices. If used equipment prices were to decline significantly, sales and pricing of new equipment could be depressed. As a result, an oversupply of used equipment could adversely affect demand for, or the market prices of, our new and used equipment and our dealer inventory values and their financial condition. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our results of operations and financial position.

The agricultural equipment industry is highly seasonal and seasonal fluctuations may cause our results of operations and working capital to fluctuate significantly from quarter to quarter.

The agricultural equipment business is highly seasonal because farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent than in our agricultural equipment business.

Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. We adjust production levels to take into account, among other things, changes in estimated demand, dealer inventory levels and labor disruptions. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, company and dealer inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period and decline to the end of the year as both company and dealers’ inventories are typically reduced.

As economic, geopolitical, weather and other conditions may change during the year and as actual industry demand might differ from expectations, sudden or significant declines in industry demand could adversely affect our working capital and debt levels, financial condition or results of operations. In addition, to the extent our production levels (and timing) do not correspond to retail demand, we may have too much or too little inventory, which could have an adverse effect on our financial condition and results of operations.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business, financial position and results of operations.

Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emission levels of our manufacturing facilities and the emission levels of our manufactured equipment. In addition, we are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Our management estimates potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities and establishes reserves to address these potential liabilities. Although we believe our reserves are adequate based on existing information, our ultimate exposure could exceed our reserves. We expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws and regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Engines are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, state regulatory agencies in the U.S. and other various regulatory agencies around the world. Although current compliance with all existing emissions and noise requirements has not had a material effect on our capital expenditures, earnings or competitive position, governments may set new standards that could impact our operations in ways that are difficult to anticipate. Significant changes in standards, or the adoption of new standards, could adversely affect our financial condition and results of operations.

Our asset quality, as well as delinquencies and collateral recovery rates experienced by Financial Services, can be adversely impacted by a variety of factors, many of which are outside our control.

A deterioration of our asset quality, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. The risks associated with Financial Services become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In addition, in an economic slowdown or recession, our servicing and litigation costs may increase.

Delinquencies on loans held in our loan portfolio and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. When loans become delinquent and Financial Services forecloses on collateral securing the repayment of the loan, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values may be affected by levels of new and used inventory of agricultural and construction equipment on the market, a factor over which we have little control. It is also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is tied to economic factors in the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of the repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment which could increase losses on loans and leases, adversely affecting our financial condition and results of operations.

Our Financial Services business is subject to extensive laws and regulations, and our costs related to compliance with, or failure to comply with, existing or future laws and regulations could adversely affect our business, financial condition and results of operations.

The operations of Financial Services are subject, in certain instances, to supervision and regulation by various governmental authorities. Operations may be subject to various laws and judicial and administrative decisions imposing requirements and restrictions, which among other things, (1) regulate credit granting activities, including establishing licensing requirements, in applicable jurisdictions, (2) establish maximum interest rates, finance and other charges, (3) regulate customers’ insurance coverages, (4) require disclosure to customers, (5) govern secured transactions, (6) set collection, foreclosure, repossession and claims handling procedures and other trade practices, (7) prohibit discrimination in the extension of credit and administration of loans, and (8) regulate the use and reporting of information related to a borrower. Depending on the provisions of the applicable laws and regulations and the specific facts and circumstances involved, violations of these laws may limit our ability to collect all or part of principal or interest due on applicable loans, may entitle the borrower to rescind loans or to obtain refunds of amounts previously paid, and in addition, could subject us to damages and administrative sanctions.

Noncompliance with applicable statutes or regulations could result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. To the extent that applicable laws or regulations are amended or construed differently, new laws and regulations are adopted, or applicable laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect our Financial Services business or our financial condition and/or results of operations.

Financial Services conducts business in parts of Europe and Brazil through two wholly-owned licensed banks. As such, the activities of these entities are also governed by international, federal and local banking laws, and our banks are subject to examination by banking regulators. These banking entities are also required to comply with various financial requirements (such as minimum capital reserves). Failure to comply with such banking regulations may have an adverse effect on our financial condition and results of operations.

Dealer sourcing and inventory management can impact our financial condition and results of operations.

We sell finished products and parts through an independent dealer network. The dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessments of future sales. In addition, dealers who carry products which compete with our products may focus their inventory purchases and sales efforts on goods other than ours. Such inventory adjustments can adversely impact our financial condition and results of operations.

Acquisitions and strategic alliances could disrupt our operations and adversely affect our financial condition, and we may not realize the expected benefits of such transactions.

We may from time to time engage in acquisitions or enter into or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations; and

•	problems in retaining customers and integrating customer bases.

While we expect our alliances to be successful, if issues were to arise among the parties due to managerial, financial or other reasons, losses might result which in turn could have an adverse effect on our product lines, our business, financial condition and results of operations.

Our businesses are subject to various legal proceedings and other contingent obligations, the resolution of which could adversely affect our financial condition and results of operations.

We face an inherent business risk of exposure to various types of claims and lawsuits. We are involved in various product liability, warranty, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and establish reserves to address these contingent liabilities. Although we believe our reserves are adequate based on existing information, the ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations. We could in the future incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Also see “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of December 31, 2007, we had an aggregate of $9.6 billion of consolidated indebtedness, and our shareholders’ equity was $6.3 billion. In addition, we rely heavily upon ABS transactions, with a total of $6.7 billion of funding related to off-balance sheet transactions outstanding as of December 31, 2007. These transactions fund our Financial Services activities in North America and Australia.

Our level of debt could have important consequences, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•	we will need to use a portion of our projected future cash flow from operations to pay principal and interest on our debt, which will reduce the amount of funds available to us for other purposes;

•	we may be more leveraged than some of our primary competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business;

•

we may not be able to access the ABS markets on favorable terms and access to Brazilian government-sponsored subsidized funding programs may be limited, which may adversely affect our ability to provide competitive retail financing programs in various parts of the world.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility and subject us to other risks.

The indentures governing our 6% Senior Notes due 2009 (the “6% Senior Notes”) and our 7.125% Senior Notes due 2014 (the “7.125% Senior Notes”) (together the “Senior Notes”), as well as our bank credit agreements, include certain covenants that restrict the ability of us and our subsidiaries to, among other things:

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

The €1.0 billion ($1.5 billion) syndicated credit facility that we entered into in July 2005 and that was amended in August 2007 and extended to August 2010, also contains a number of affirmative and negative covenants, including a financial covenant based on Fiat results, limitations on indebtedness, liens and sale of assets, and certain reporting obligations. Failure to comply with these covenants could cause a default under the agreement which might result in all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under the facility, CNH is required to pay a commitment fee (calculated with reference to the Fiat credit rating) applicable to the unused portion of the €300 million ($442 million) allocation as well as its pro rata share of the remaining commitment fees and other fees relating to the facility. As of December 31, 2007, this facility was unutilized.

Such restrictions and possible events could have an adverse effect on our financial condition and results of operations.

Credit rating changes of us and Fiat could affect our cost to borrow funds.

Our access to funds and our cost of funding depends on our and Fiat’s credit ratings, as Fiat currently provides us with direct funding, as well as guarantees in connection with some of our external financing arrangements.

As of the date of this report, our long-term unsecured debt was rated BB+ (positive outlook) by Standard & Poor’s Ratings Service, a division of McGraw Hill Companies, Inc. (“S&P”); Ba3 (stable outlook) by Moody’s Investors Service (“Moody’s”); BB High (positive trend) by Dominion Bond Rating Service, Limited (“DBRS”).

As of the date of this report, Fiat’s long-term unsecured debt was rated BB+ (positive outlook) by S&P; Ba1 (positive outlook) by Moody’s; BB High (positive trend) by DBRS and BBB- (stable outlook) by Fitch Ratings (“Fitch”), a wholly owned subsidiary of Fimalac, S.A.

The rating agencies may change our or Fiat’s credit ratings, which could affect our access to the capital markets, the cost of certain existing ABCP facilities, and the cost and terms of any future borrowings, and therefore, could adversely affect our financial condition and results of operations.

The performance of our Financial Services business is dependent on access to funding at competitive rates; we rely upon securitization programs to fund our Financial Services business.

Access to funding at competitive rates is important to our Financial Services business. The most significant source of liquidity for Financial Services has been loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. The securitization market is sensitive to overall investor sentiment and to the performance of our portfolio.

During 2007, a decline in investor sentiment caused the securitization market to contract resulting in a reduction in the availability of securitization funding and gains resulting from such transactions. Due to the contraction in the retail securitization market in 2007, we did not access the term-ABS market in Canada and in Australia, consequently increasing utilization levels under existing ABCP facilities and other funding sources, including Fiat. Furthermore, in the United States, gains from securitization transactions, of comparable size with prior years, were lower than historical levels.

A negative trend in the collateral performance of CNH could have a material adverse effect on our ability to access capital through the securitization markets. In addition, levels of asset collateralization and fees are subject to change as a result of ratings changes and may have a material impact on results of operations and financial position of Financial Services.

Should investor sentiment and ABS market conditions further deteriorate, we will need to rely more heavily upon alternative financing sources, whose terms and conditions may not be as favorable as those historically provided by the ABS markets.

At December 31, 2007, we had approximately $2.4 billion of capacity under our ABCP liquidity facilities to fund our finance operations, subject to certain conditions. At December 31, 2007, we had borrowed approximately $1.4 billion under these agreements, leaving approximately $1.0 billion available to borrow. Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective trust and would preclude us from selling additional receivables originated on a prospective basis, increasing the amount of receivables and associated debt on our consolidated balance sheet. To the extent that we are unable to arrange third party or other financing, our loan origination activities would be adversely affected, which could have an adverse effect on our financial condition and results of operations.

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

We are required to recognize declines in the value of our retained interests, and resulting charges to income, when their fair value is less than carrying value. Assumptions used to determine fair values are based on internal evaluations and consultation with external advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, actual results may differ from our expectations. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $9 million, $5 million and $9 million in 2007, 2006, and 2005, respectively, to reduce the book value of our retained interests. At December 31, 2007, the carrying value of our retained interests, net of servicing liabilities, was $1.1 billion, including unrealized gains of $3 million. Our current estimated valuation of retained interests may change in future periods, and we may incur additional impairment changes as a result.

Risks Related to Our Relationship with Fiat

Fiat owns a significant majority of our capital stock and controls the outcome of any shareholder vote, and its interests may conflict with those of the other holders of our debt and equity securities.

As of December 31, 2007, Fiat owned, indirectly through Fiat Netherlands, approximately 89% of our outstanding common shares. As long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving:

•	mergers or other business combinations;

•	the acquisition or disposition of assets;

•	the incurrence of indebtedness; and

•	the payment of dividends on our shares.

Circumstances may occur in which the interests of Fiat could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat may pursue certain transactions that in its view will enhance its equity investment in CNH, even though such transactions may not be viewed as favorably by our other debt and equity security holders.

Fiat’s ownership of our capital stock may create conflicts of interest between Fiat and CNH.

We rely on Fiat to provide us with financial support, and we purchase goods and services from the Fiat Group. Fiat owns a substantial majority of our capital stock and is able to direct the election of all of the members of our Board of Directors. We currently have seven independent directors out of a total of eleven directors. We believe our business relationships with Fiat Group companies can offer economic benefits to us, however, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

As a result of our participation in the Fiat affiliates’ cash management pools, we are exposed to Fiat credit risk

Like other companies that are part of global groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts (the “Fiat affiliates’ cash management pools” or “deposits with Fiat”). Our positive cash deposits, if any, are either invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits, or may be applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa.

While we believe participation in such cash management pools provides us with financial benefits, as a result of our participation in the Fiat affiliates’ cash management pools, we are exposed to Fiat Group credit risk.

In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

As of December 31, 2007, CNH had approximately $1.2 billion deposited in the Fiat affiliates’ cash management pools. The total amount deposited with Fiat as of December 31, 2007, included $245 million deposited by our subsidiaries in the United States and in Canada, $533 million deposited by certain of our European subsidiaries with a treasury subsidiary managing cash in most of Europe excluding Italy, and $396 million deposited by our Italian subsidiaries with a treasury subsidiary managing cash in Italy.

As of the same date, CNH’s aggregate debt exposure towards Fiat affiliates was $4.2 billion, thus exceeding the amounts deposited with them by $3.0 billion. In particular, as of December 31, 2007, the borrowings of our subsidiaries in the United States and Canada was equal to an aggregate amount of $1.6 billion; the debt exposure of our European subsidiaries (excluding the Italian subsidiaries) to Fiat affiliates was equal to $2.4 billion; the indebtedness of our Italian subsidiaries to a Fiat treasury subsidiary was equal to $88 million; and the indebtedness of our Latin American subsidiaries with other local subsidiaries of the Fiat Group was $126 million. The increase of CNH’s aggregate debt exposure towards Fiat affiliates of approximately $3.7 billion was mostly due to Financial Services borrowings, primarily in Europe.

Approximately $153 million of the aggregate $1.7 billion of total long-term debt to Fiat entities as of December 31, 2007, matures in 2008. An additional $2.6 billion of short-term debt as of December 31, 2007 is due to Fiat entities. In the event of a bankruptcy or insolvency of these Fiat entities, we may not be able to offset our debt against our deposits with each applicable entity.

Our ability to recover our deposits could be adversely impacted to the extent one or more of the above-described events were to occur. If we are not able to recover our deposits, our financial condition and results of operations may be materially impacted depending upon the amount of cash deposited with the Fiat Group on the date of any such event.

In the event that Fiat does not provide financial guarantees, we would need to rely on other sources, the availability and cost of which cannot be assured.

We currently rely on Fiat to provide guarantees in connection with certain of our external financing needs. As of December 31, 2007, we had outstanding third-party debt guaranteed by Fiat affiliates of approximately $960 million. Alternative financing sources and terms, obtained without these guarantees, may not be as favorable and could materially affect our financial condition and results of operations.

See “Item 5—Operating and Financial Review and Prospects—Credit and liquidity facilities” for additional information concerning Fiat guarantees.

Item 4.	Information on the Company

A. History and Development of the Company.

CNH Global N.V. is a corporation organized under the laws of The Netherlands, with its registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +(31)-20-446-0429). It was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number: +1-630-887-3766).

B. Business Overview

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

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2007, we were manufacturing our products in 39 facilities throughout the world and distributing our products in approximately 160 countries through an extensive network of approximately 11,100 full line dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, each brand provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2007, our sales of agricultural equipment represented 62% of our revenues, sales of construction equipment represented 31% of our revenues and Financial Services represented 7% of our net revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2007, 37% of our net sales of equipment were generated in North America, 33% in Western Europe, 12% in Latin America and 18% in the Rest of World. Together, our worldwide manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.

We offer a range of financial services products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We also offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). We believe that these activities are a core component of our business. As of December 31, 2007, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $18.4 billion.

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is depressed and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. World organization initiatives, such as those of the WTO, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms (“GMO’s”) such as seed, feed and animals.

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

Customer preferences regarding farming practices, and thus product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to supply customers in each significant market in accordance with their specific equipment requirements.

Major trends in the North American and Western European agricultural industries include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms. In Latin America and in other emerging markets, however, the agricultural industry has generally been growing and developing.

Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill, the Common Agricultural Policy (“CAP”) of the European Union (“EU”) and WTO negotiations. Additionally, Brazil subsidizes the financing of agricultural equipment for various periods of time, as determined by government legislation. These programs can greatly influence sales in the region. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Changes in governmental policy in the U.S., Europe, and Brazil could adversely affect sales of agricultural equipment.”

On July 27, 2007 the United States House of Representatives passed their version of the 2007 Farm Bill, while the United States Senate passed a different version on December 14, 2007. In addition, President Bush has proposed the 2009 budget for the USDA. The 2009 budget proposal contains reforms that, if enacted, would reduce the amount of payments to individual farmers, which could cause a reduction in demand for agricultural equipment. In the U.S., the USDA administers agriculture programs for the government. The outcome of proposals relating to the 2009 USDA budget is uncertain. To the extent that provisions in the new Farm Bill legislation and in the 2009 USDA budget reduce payments to individual farmers, those provisions, if adopted, could adversely impact farm income or reduce demand for agricultural equipment generally; and we could experience a decline in net sales.

In the EU, agricultural programs are administered under the auspices of the CAP, with the goal of providing farmers with a reasonable standard of living, consumers with quality food at fair prices and to preserve the EU’s rural heritage. In June 2003, the farm ministers from EU member nations reached an agreement to fundamentally change the CAP of the EU, by making payments to farmers much less dependent than before on the amounts that farmers produce—the “Single Payment Scheme.” Amounts spent on the CAP per year, would not be reduced below previously projected levels, however, the way in which the money is distributed would be altered. Under the new program, “single farm payments” will go to farmers based on the size of their farms rather than their output although the old system would be permitted to continue in limited circumstances, particularly for cereal grains and beef, where there is a risk of farmers abandoning the land. Also, a strengthened rural development policy will be funded through a reduction in direct payments for bigger farms.—These reforms were enacted in anticipation of the May 2004 enlargement of the EU and a 55% increase in farmers covered by the CAP. The January 2007 enlargement of the EU to 27 countries, contributed a further 53% increase in the number of farmers in the EU. This increase provided further impetus for a regulatory review of the policy and a review of future financing of the CAP after 2013, when the next EU budget will be decided upon and when the EU has conditionally offered, within the Doha Round talks of the WTO, to enact a number of changes, including the elimination of export subsidies and a 50 percent reduction of the average tariff on agricultural imports. Accordingly a number of new initiatives have been and are being proposed to be submitted for consideration by the EU member states, such as a proposal to limit subsidies to individual landowners and factory farms, and reductions in funds distributed to the original EU members to fund the payment to new member countries. At the same time, the EU must meet targets set for reductions in greenhouse gases and obtaining 20% of energy needs from renewable sources, including 10% of the transportation fuel supply from biofuels. In addition, in December 2007, the EU unanimously agreed to suspend import duties on many cereal grains to facilitate cereals imports from outside the EU and take some of the pressure off European grain markets, as the EU, a traditional exporter of cereal crops, now expects to become a net importer in the 2007/2008 marketing year. As farmland makes up 80% of the surface of the EU, impacts of these changes and proposals could be significant, and, if they have a negative impact on farmers, could reduce demand for agricultural equipment and we could experience a decline in net sales.

The government of Brazil supports agriculture through subsidized long-term loan programs administered by the development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The most significant agricultural program is the MODERFROTA Program (Programa de Modernização da Frota de Tratores Agrícolas, Implementos Associados e Colheitadeiras) which funds purchases of tractors, combines and farm machinery. The program provides subsidized funding to financial institutions to be loaned to farmers in accordance with the provisions of the program. Financial Services participates in the program as a lender.

In 2005, in support of the struggling agricultural sector, the Brazilian government announced a debt relief program for farmers affected by unfavorable weather conditions and plant disease. The program allowed borrowers under the MODERFROTA Program to defer payments on financed equipment scheduled to be paid in 2005 until the end of the original loan period, thereby extending the term of the original loan by one year. In 2006, a similar program was approved, allowing payments scheduled in 2006 to be deferred until the end of the loan period, thereby extending the loan term by one year.

In 2007, the government announced a new debt relief program. Under the 2007 program, borrowers, making a minimum payment of 15% of the amount owed in 2007 receive a “bonus credit” for an additional 15% of the amount owed and are eligible to defer payment on the balance of amounts owed in 2007 until the end of the loan period, thereby extending the loan term by one year. However, borrowers extending any portion of the 2007 payment are not eligible for new MODERFROTA Program financing on new equipment until the full amount due in 2007 or the full amount due in 2008 has been paid. The minimum payment under the 2007 program was due February 17, 2008.

Each payment extension program contained specific qualifying criteria, and all loans, including those previously extended were eligible for further extension subject to the qualifying criteria. For the 2005, 2006, and 2007 extensions, Financial Services received a proportionate extension of amounts due to BNDES under the MODERFROTA Program. Under the 2007 program, the 15% bonus credits were funded by BNDES. During 2005, 2006, and 2007, Financial Services continued to originate loans under the MODERFROTA Program.

Under the original provisions of the MODERFROTA Program, BNDES provided credit facilities of $960 million guaranteed by Fiat. BNDES has periodically advanced amounts in excess of $960 million. At December 31, 2007, the outstanding balance under the program is $1.8 billion. Repayment to BNDES is proportionate to amounts due from farmers to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

Changes to the MODERFROTA Program could significantly impact our ability to identify and recover problem loans as well as change the outlook for the agricultural economy in that country.

Agricultural Tractors:

The following graph sets forth agricultural tractor industry retail unit sales in North and Latin America, and Western Europe during the periods indicated:

Agricultural Tractor Industry Retail Unit Sales

North America, Western Europe and Latin America

Sources: North America—AEM; Canadian Farm and Industrial Equipment Institute. Western Europe—sourced from national government agencies within each market. Latin America—Management estimates based on data reported by Systematics.

In North America, prior to the early 1990s, under 40-horsepower tractors were principally used for farming applications. However, beginning in the early 1990s new non-farm customers began to emerge in the market for under 40-horsepower tractors. These new customers included homeowners, turf and land care businesses, commercial contractors, public agencies, rental businesses, golf courses and hobby and part-time farmers. Purchasers of these products also use a large number of attachments, such as front-end loaders, mowers and snow blowers. Customers often purchase multiple attachments, which can provide additional revenue and margin opportunities for suppliers of the core products. Factors driving market demand for under 40-horsepower tractors tend to be more related to the general level of gross domestic product, consumer spending, disposable income and the health of the leisure and housing sectors of the economy. Consequently, this market should be looked at separately from the over 40-horsepower tractors where demand is more related to net cash farm income, commodity prices, levels of government subsidies and other farm related factors. The under 40-horsepower tractor market segment had been the fastest growing segment of the North American market through 2004, from a low of approximately 36,000 units sold in 1992 to a high in 2004 of approximately 141,000 units. However, beginning in 2005 annual unit sales have declined each year and in 2007 industry unit sales declined 4% from 2006 to approximately 127,500 units.

Industry sales of over 40-horsepower tractors in North America also have been growing since the 1992 low of approximately 62,700 units, with an intermediate high in 1997. Industry sales declined in the 1998 through 2001 period, but have increased since that time, to a peak of approximately 115,000 units in 2007, an increase of 7% from 2006. Sustained growth has occurred in the 40 to 100-horsepower class since 1992, ending 2007 at more than 85,500 units. While purchasers of this size of tractor have generally been focused on livestock, dairy, orchards, vineyards, and vegetable and mixed crop farming, and are the primary purchasers of hay and forage equipment, increasingly purchasers of under 40-horsepower tractors have been moving up into the 40 to 60-horsepower categories, with increasing interest in value tractors without all of the sophisticated options used by full time farmers.

Over 100-horsepower tractors, including 4-wheel-drive tractors, tend to experience a more cyclical level of sales, between about 22,000 and 37,000 units depending upon agricultural commodity price levels. In 2007, unit sales of over 100-horsepower tractors, including 4-wheel-drive tractors, increased 22% from 2006 to approximately 29,300 units, on the strength of the highest corn, soybean and wheat prices in recent years. World agricultural commodity prices have increased significantly, primarily as a result of increased demand for corn for fuel ethanol. Purchasers of this size of tractors are generally production farmers, with the largest-sized farms, who grow large quantities of “cash grain” crops both for domestic consumption and export on the world markets. For further discussion of the impact of biofuels on agriculture see page 25.

In Western Europe, where average farm sizes are significantly smaller than in North America, industry unit sales of agricultural tractors declined to a low of approximately 143,000 units in 1993. Sales recovered to an interim peak level of approximately 186,000 units in 1999. In general, industry retail unit sales, since that time, have been fluctuating between approximately 160,000 and 170,000 units, depending on the annual impact of, among other things, government subsidies and the CAP of the EU, animal diseases and unusual weather patterns. In 2007, industry unit sales were approximately 168,000 units, 3% higher than in 2006. Although the EU has set a target of providing 20% of its energy needs from renewable sources, including 10% of the transportation fuel supply from biofuels, the market demand for agricultural tractors has not responded as in North America or Brazil. In many countries of Western Europe, restrictions on weight or dimensions of equipment, such as road regulations and bridge or overpass height and width constraints, may limit demand for larger machines.

In Latin America, tractor industry volumes have generally been increasing since 1996. Although in 2005, the market declined to its lowest level in the last five years due in part to a severe drought in the southern Brazilian states. Brazilian tractor sales increased from a low of approximately 10,000 units in 1996 to a high of 33,200 units in 2002 with subsequent declines due to declining commodity prices, and, in particular, soybean prices, and the severe drought. In 2005, the Brazilian market declined approximately 40% due to the continued low world soybean prices and the impact of the revaluation of the Brazilian real on agricultural exports denominated in U.S. dollars. In 2006, the Brazilian tractor market increased by about 15% year-over-year on the strength of the sugar cane and citrus market segments. During 2007, this market continued its comeback fueled by strong demand from sugar cane producers looking to modernize their operations and develop further efficiencies in the production of fuel ethanol from sugar cane and from the citrus market segments, reaching approximately 31,000 units at the end of the year, an increase of more than 50% from 2006 levels.

In Rest of World markets, tractor industry volumes have generally been increasing since 1992. Volumes reached an intermediate peak in 2000 of approximately 164,000 units but declined in 2001. Since that time, tractor industry volumes continued to increase through 2006, reaching a level of approximately 352,000 units. In 2007, a decline in the Chinese market, that we believe had accounted for a significant portion of the increase from 2000 to 2006, led the decline in total Rest of World markets to a level of almost 343,000 units, 3% below 2006.

In total, worldwide demand for agricultural tractors was at a low in 1993 and has been on a generally increasing trend since that time. Volumes reached an intermediate peak in 2000 but declined in 2001. Since that time, tractor industry volumes have continued to increase, ending 2007 at levels that are 50% higher than in 2000 and 2% higher than in 2006, although with a much stronger mix of higher-horsepower tractors, especially in North America.

Agricultural Combine Harvesters:

The following graph sets forth agricultural combine harvester industry retail unit sales in North and Latin America and Western Europe during the periods indicated:

Agricultural Combine Industry Retail Unit Sales

North America, Western Europe and Latin America

*	Latin America Pre-1992 only includes Brazil

Sources: North America—AEM; Canadian Farm and Industrial Equipment Institute. Western Europe—Management estimates based on information obtained from Systematics. Latin America—Management estimates based on data reported by Systematics.

Worldwide agricultural combine harvester industry volumes started the 1990’s at relatively low levels, between 23,000 and 25,000 units. Industry sales of combines generally increased through the 1990’s, peaking at approximately 32,500 units in 1998. Since that time, industry sales of combines have cycled between 23,500 units and a high of approximately 29,400 units in 2004. Industry sales of combines increased in 2007 by 21% compared with 2006 levels, to approximately 28,100 units, with increases in all the major markets supported by significantly higher agricultural commodity prices for corn, soybeans and wheat, all of which require the use of combines for harvesting.

In North America, combine industry sales for most of the 1990’s ranged from approximately 10,000 to 13,000 units. However in 1999, sales declined by almost 50% to approximately 6,600 units. Since that time, industry sales have cycled with commodity prices. In 2007, industry demand was approximately 8,800 units.

In Western Europe, combine industry sales have cycled with commodity prices. From a low of approximately 6,650 units in 1994, sales in 1998 rose to their highest level since 1990, totaling approximately 11,400 units. In 2007, industry sales of approximately 6,700 units were slightly above the 1994 low.

In Latin America, combine industry sales have generally increased since the mid-1990’s, until the high in 2004 of approximately 9,800 units. A decline in Brazil due to the continued low prices for soybeans and the impact of the changes in the value of the Brazilian real on agricultural exports priced in U.S. dollars contributed to a strong decline of 36% in 2006. In 2007, industry unit retail sales increased 85%, led by the strong market conditions in Brazil and Argentina.

Other Agricultural Equipment Markets:

Markets for hay and forage equipment, seeding, planting, and other harvesting equipment, such as sugar cane and cotton harvesters also were strong in 2007, particularly in North America and Brazil.

Biofuels Impact on Agriculture

Global demand for renewable fuels continues to increase, driven by consumer preference, government renewable fuel mandates and renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by global region. North America and Brazil are promoting ethanol first and then biodiesel while Europe is primarily focused on biodiesel.

According to the Renewable Fuels Association, the Congressional Research Service, and Ethanol Producers Magazine, in 2006, ethanol accounted for almost 75% of the biofuels produced in the U.S., while biodiesel made up more than 80% of the biofuels produced in Europe during the year. Most of the biofuels produced in the U.S. and Europe are used domestically, whereas in Brazil, much of the future ethanol and biodiesel production is expected to be exported to other parts of the world led by Japan, Europe, and then the U.S.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rape seed and other oil seeds as well as food waste by-products in Europe.

The use of corn and soybeans for biofuel has been one of the main factors impacting the supply demand relationships for these crops, resulting in higher crop prices. (The other major driver is the demand for protein sources in China and India.) In 2007, approximately 25% of the corn acres planted in the U.S. were used for ethanol production, and this number is expected to peak at around 30% by 2010. In 2007, approximately 12% of the soybean acres planted in the U.S. were used for biodiesel production, according to the USDA and the Food and Agricultural Policy Research Institute (“FAPRI”). Additional acres are expected to be used for biofuel crops in Hungary, Poland, and the Ukraine over the medium term.

The production of biofuels is expected to continue to increase, driven to some extent by government mandates (either national or regional). In the U.S., the Energy Independence and Security Act of 2007 increased the targets for the number of gallons of renewable fuels from 7.5 billion gallons in 2007 to 36 billion gallons by 2022, with over half of this to be produced from sources other than corn ethanol. Brazil, currently the world’s largest biofuels exporter (in terms of volume), has announced its intent to continue as a global leader in biofuels exports.

The cost per gallon to produce biofuels is expected to continue to decline. The extraction processes for ethanol and biodiesel are both in their second generation, and continuing technological advances are expected to enable the production of more fuel per amount of feedstock, lower use of energy in the conversion process, and higher quality co-products. For example, the current animal feed by-products (co-products) from ethanol production are best suited for cattle, but efforts are underway to change the extraction and refining processes to create feed co-products for swine and poultry, as well as making food grade materials from the same product flow.

In an effort to expand the number of inputs that can be used to create cost-competitive biofuels, researchers are evaluating more types of crops and more parts of the plant which can be utilized (cellulosic). There are a limited number of commercial projects, along with several private and public research efforts, underway to enable economically viable extraction of ethanol from materials such as corn stalks, corn cobs, wheat and rice straw, switch grass and other cellulose based materials. Some countries, such as Brazil, are looking at crops in arid areas which would be grown specifically for biofuels. The ability to utilize cellulose based materials will significantly expand the number of crops available globally for biofuels production. Efficient utilization of cellulosic materials will require changes in the equipment and processes used for crop collection, crop packaging, logistics, and crop handling.

The increase in biofuels production from agricultural products has impacted agricultural producers in a number of ways. The changes in the supply and demand relationship and the related increasing crop prices have increased income for producers of crops used for biofuels. This has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production is the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are turning to solutions that involve changes in how equipment is used or which type of equipment is used.

Crop genetics suppliers are also actively working to produce hybrids that are better able to handle the crop rotation changes as well as having a higher conversion ratio to ethanol and higher quality feed co-products. The coming drought resistant varieties may also open added acres previously not efficiently useable for production farming.

Production of crops for energy is now a mainstay of agricultural crop production and marketing. It is anticipated that the demand for agricultural crops to produce energy will continue for the foreseeable future, redefining agriculture from the production of food, feed, and fiber to the production of food, feed, fiber and fuel.

Construction Equipment

We divide the construction equipment market that we serve into two principal businesses: heavy construction equipment (excluding mining and specialized equipment for forestry application markets in which we do not participate), which is over 12 metric tons, and light construction equipment, which is under 12 metric tons.

Worldwide customer preferences for construction equipment products are similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In developing markets, customers tend to favor equipment that is more basic with greater perceived durability. In North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, customers place strong emphasis on productivity, performance, and reliability. In other markets, customers often may continue to use a particular piece of equipment after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for larger machines.

Heavy Construction Equipment

Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and aggregate mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment are particularly dependent on the level of major infrastructure construction and repair projects such as highways, tunnels, dams and harbors, which is a function of government spending and economic growth. Furthermore, demand for mining and quarrying equipment applications is linked more to the general economy and commodity prices, while growing demand for environmental equipment applications is becoming less sensitive to the economic cycle. Also, in North America, a portion of heavy equipment demand is related to the development of new, large open track housing subdivisions, where the entire infrastructure of the new subdivision needs to be created, thus linking both heavy and light equipment demand to change in housing industry activity.

The following graph sets forth heavy construction equipment industry retail unit sales during the periods indicated:

Construction Equipment Industry Retail Unit Sales

Heavy Equipment

*	Excluding India and China

Sources: Management estimates based on information obtained from the AEM; CECE; CEMA; and the KOCEMA.

The heavy equipment industry generally follows cyclical economic patterns, linked to GDP growth. Overall industry unit retail sales volumes have been increasing since 2002. In total, worldwide heavy equipment markets rose by 16% in 2007 compared with 2006, but with very different trends between North America and all of the other major world markets. Industry unit sales in North America, which had increased by 50% from 1997 until 2006, declined 13% in 2007 compared to 2006. In Western Europe, industry unit sales, which had increased by almost 85% from 1997 until 2006, increased a further 22% in 2007. Industry sales in Rest-of-World markets exhibited a cyclical pattern similar to sales in North America and Western Europe, between 1997 and 2002, and have exhibited a strong growth trend since that time, increasing 33% from 1997 until 2006 and a further 31% in 2007. The markets in Latin America have been experiencing strong growth since 2003, although from a relatively low base, ending 2007 up 80% from 1997 and up 35% from 2006. Recently, industry retail unit sales of heavy construction equipment have been very strong in China; however reliable data is not available and is not included in the industry unit sales graphs.

Light Construction Equipment

Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. Purchasing activities of the national rental companies also can have a significant impact on the market depending on whether they are increasing or decreasing the size of their rental fleets and whether rental utilization rates remain at levels warranting regular and consistent rates of fleet renewal. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market segment is generally very small. These areas represent potential growth areas for light equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment. Light equipment sales, however, have been growing significantly in Rest of World markets since 2002.

The following graph sets forth light construction equipment industry retail unit sales during the periods indicated:

Construction Equipment Industry Retail Unit Sales

Light Equipment

*	Excluding India and China

Sources: Management estimates based on information obtained from the AEM; CECE; CEMA and the KOCEMA.

Light construction equipment industry retail unit sales in North America generally increased from 1997 through 2000. Industry sales declined through 2002 and then increased to levels that in 2006, were approximately 44% higher than in 2002. In 2007, however, industry sales declined by 12% reflecting the significant downturn in the housing industry in North America. The light equipment market in North America, which is most closely related to the housing markets, has been a market dominated by the skid steer loader and the backhoe loader, however, in 2007 the mini-crawler excavator overtook the backhoe loader as the product with the second largest unit sales and one of the few product lines to experience an increase in industry unit sales in 2007. The mini-crawler excavator is the principal light equipment product in Western Europe, followed by the telehandler, as sales of skid steer loaders and backhoe loaders represent a much smaller portion of unit sales. In the light equipment market in Western Europe, which is most closely related to light infrastructure development (rather than to housing), industry unit sales of light equipment increased from 1997 to an intermediate peak in 2000. Sales declined in the 2001 to 2003 period but have since rebounded to levels that in 2007 are approximately 70% higher than in 2003 and 15% higher than in 2006. The construction equipment market in Latin America is small compared with North America and Western Europe. Sales in 2003 were at the lowest level in the last 10 years, but have been growing since that time, ending 2007 at a level almost three times higher than in 2003 and 41% higher than in 2006. Industry retail unit sales in Rest of World markets are similar in size to the Western European and North American markets and have been growing significantly since their last low in 2002. Industry retail unit sales in 2007 were at their highest level since 1997 and 30% higher than in 2006.

The equipment rental business is a significant factor in the construction equipment industry. Compared to the U.K. and Japanese markets, where there is an established history of long-term machine rentals due to the structure of local tax codes, the rental market in North America and Western Europe started with short period rentals of light equipment to individuals or small contractors who either could not afford to purchase the equipment or who needed specialized pieces of equipment for specific jobs. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment. This allows contractors to complete specific job requirements with greater flexibility and cost control.

In the late 1990’s, local and regional rental companies in North America experienced a period of rapid consolidation into national and large regional companies. The economic and financial market declines in 2000 and 2001 created financial pressures on these market participants. They, in turn, substantially reduced their new equipment purchases, in order to control the size of their fleets and adjust to more efficient rates of rental utilization despite a relatively solid level of general economic activity. In 2006, with the substantial decline in residential housing activity, rental companies again significantly reduced purchases of new equipment. With the decline in housing activity, rental utilization rates declined, postponing their need to replenish existing fleets. Overall, the trend toward higher levels of rental activity may reduce the correlation of industry unit demand for new equipment with basic economic industry drivers. Increased rental market activity also could lead to more pronounced demand cyclicality, as rental companies adjust the size of their fleets as demand or rental rates change. Starting in 2000, our dealers began to develop their own rental fleets and Financial Services has developed tools to finance those activities.

Seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American markets and used heavy and light equipment is sold from Western Europe to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from

Japan is sold to other Southeast Asian markets although used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates and the weight and dimensions of the equipment, which may be limited due to road regulations and job site constraints.

Major trends in the construction equipment industry include the growth in usage of hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light equipment sector has experienced significant growth as more manual labor is being replaced on construction sites by machines with a myriad of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers in North America and mini- crawler excavators and telehandlers in the European and Rest of World markets.

Our Competitive Strengths

We believe that we have a number of competitive strengths that enable us to improve our position in markets where we already are well established while we direct additional resources to markets and products with high growth potential. We believe our competitive strengths include:

Well-Recognized Brands.    We market our products globally primarily through our two highly recognized brand families, Case and New Holland. Our agricultural brands include Case IH (including Steyr in Europe) and New Holland. Our global construction equipment brands are Case and New Holland Construction. In North America, we also market under the Kobelco brand. We believe all of our brands have strong histories of quality and performance. We expect to continue to leverage these strengths in the future.

Full Range of Competitive Products.    In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors, combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, we are one of the leading global manufacturers of backhoe loaders and skid steer loaders and offer a competitive line of light and heavy products. The product line has been extensively renewed over the past three years, including an entirely new engine family developed by FPT Powertrain Technologies (“FPT”). FPT’s research and advanced engineering activities have provided the technological expertise for developing innovations in powertrain performance and reductions in fuel consumption and emissions, to meet the schedule of evolving emission standards and, we believe, the scale for economical engine production. We have strong global construction equipment alliances with both Kobelco Japan and Sumitomo Construction Equipment. In addition, our brands provide a complete range of replacement parts and services to support both their agricultural and construction equipment offerings.

Strong Global Presence and Distribution Network.    We are a full-line company in both the agricultural and construction equipment industries. In each business, we have strong positions in most major markets and product categories. We have balanced market shares across the major markets and are not overly dependent on any one market. Our global scope and scale, across five continents, includes a product engineering and development program integrated with a flexible manufacturing system of 39 facilities as of December 31, 2007. Our commercial operations are organized to more effectively satisfy the needs of our retail customers in approximately 160 countries and serve our network of approximately 11,100 full line dealers and distributors as of December 31, 2007.

Strong Financial Services Capabilities.    The principal objective of our retail financing operations is to facilitate the sale or lease of our equipment by providing competitive financing opportunities to end users. In North America, Brazil, Australia and in Western Europe both directly and through our joint venture with BPLG, we provide and administer retail financing to end-use customers for the purchase or lease of new and used equipment manufactured by us and other agricultural and construction equipment sold through our dealers and distributors. In North America, Brazil, Australia and Western Europe, we offer wholesale financing to our dealers. Wholesale financing consists primarily of dealer floorplan financing which allows dealers to purchase and maintain a representative inventory of products.

Furthermore, in North America, we provide financing to dealers for equipment used in dealer-owned rental yards, parts inventory, working capital and other financing needs. North American customers also use our private-label credit card to purchase parts, service, rentals, implements and attachments from our dealers. In North America and Latin America, we offer insurance products for end-users and dealers in conjunction with their purchase of new and used equipment. Finally, in North America, Europe, Brazil and Australia, we purchase equipment from dealers that is leased to retail customers under operating lease agreements.

Strategic Support of the Fiat Group.    Our operations have the strategic support of the Fiat Group, one of the largest industrial groups in the world, with major operations in auto and truck manufacturing, automotive components and other non-automotive sectors. Fiat’s management has stated that it considers the global production and sale of agricultural and construction equipment to be a key component of the Fiat Group and a significant part of Fiat’s global strategy. FPT’s dedication to the development and engineering of innovative engine technologies assures our ability to meet the high level of powertrain performance, reliability and efficiency required by our customers, while meeting all emissions requirements. We believe shared services provided by Fiat, such as purchasing, engineering, manufacturing, parts operations, accounting, information technology, treasury and cash management, lower our costs by leveraging Fiat’s economies of scale.

CNH Business Strategy

Building upon our competitive strengths and our established business platform, our goal is to close the performance gap compared to our best-in-class competitors by 2010 and create additional value for our shareholders.

Our strategic objectives are:

•	to focus on our customers while continuously improving our distribution, service capabilities, product quality, and reliability, all designed to increase customer satisfaction and market penetration;

•	to achieve industry leading margins and deliver profitability throughout the industry cycles;

•	to generate cash to reduce our debt and strengthen our consolidated balance sheet; and

•	continue to position CNH to take advantage of future opportunities for expansion in key emerging markets such as China, India and Eastern Europe.

The key elements of our plan for achieving our strategic objectives are to:

•

Brand heritage & customer relationships:    We are a full-line competitor in the agricultural and construction equipment markets, with a proud heritage that goes back through generations of our customer base. Our brands have prospered by satisfying the needs of these customers. We are organized in brand-based businesses. Each brand is focused on expanding strong customer relationships by more effectively providing the product features, requirements, quality, reliability, service and support levels uniquely attributable to each brand. We believe that by enhancing this customer connection and increasing each customer’s satisfaction with their brand, we can stimulate sales growth, increase capacity utilization and improve the efficiency of invested capital.

•

Customer and dealer sales and after sales support:    We believe focused dealers are more dedicated to enhancing their brand’s market position, building customer service capabilities, increasing loyalty and earning a larger share of their customers’ equipment and service expenditures. In our competitive marketplace, our dealer network is one of the most important facets of the retail customer relationship. The quality and reliability of a local dealership is an important consideration in a retail customer’s decision to purchase one brand of equipment over another. Dealers that are stronger, more reliable and better equipped to service a retail customer have a greater opportunity to positively influence that customer’s purchasing decision. As part of our enhanced brand focus, we are allocating new resources to assist our dealers in providing enhanced levels of service and reliability to the retail customer. We are dedicating additional sales and marketing personnel, materials, technical support and training to our dealers. We are also continuing to invest in our global supply chain systems to allow better visibility and reliability in delivery lead times for our equipment. Another key component of customer brand satisfaction is prompt parts availability and support activities to ensure best possible equipment performance. During critical periods of equipment usage, minimized downtime can be a major factor affecting customer brand satisfaction. Combined with continuing investments to improve our depots and global parts system, we expect to provide improved parts availability and delivery reliability for our dealers and customers.

•

Product quality and reliability:    We are concentrating product development, management and manufacturing efforts to achieve best-in-class levels of product quality and reliability. As we introduce products with new engines and components to meet evolving environmental requirements, we are concentrating on increasing parts and component quality, reducing product complexity, facilitating product assembly and adjusting product content, features and controls to satisfy evolving and differentiated customer requirements. Our leverage and standardization of key components should facilitate accomplishing these actions while maintaining research and development (“R&D”) costs at about 3% of net sales. Improved product quality, reliability, and reduced product complexity are reducing warranty and repair costs. We believe that providing products better aligned with the needs of customers will allow us to more fully capitalize on market leadership positions and command better pricing levels.

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

•

Reduce costs:    Our efforts address eliminating excess costs in our systems, processes and flows of our production and distribution systems. Our goals for cost reductions and increased operating efficiencies include:

•	product cost reductions through design cost engineering and appropriate product simplification;

•	manufacturing efficiencies and eliminating non-value added activities and excess inventories;

•

finding lower cost sources for purchased parts and components, continuing re-sourcing activities in lower-cost countries, including those where we already have a manufacturing presence and are working with local suppliers to develop their capabilities to supply us on a global basis in conjunction with the Fiat Group;

•	achieving freight and logistics savings through distribution process improvements and eliminating increased costs resulting from inefficient flows or processes;

•	minimizing excess capital employed in the business;

•	making more efficient capital expenditures; and

•	continuing to reduce overhead costs.

We believe successfully achieving our goals of meeting the needs of our dealers and customers, improving the quality and reliability of our products, reducing the costs of those products and of our overall operations, will result in increased volumes, a stronger market position and higher margins. We believe higher margins will generate better overall profitability, on average, throughout industry cycles. Our goal is to use improved cash flow, generated by improved profitability, to reduce debt and strengthen our balance sheet. We believe a stronger balance sheet, and a customer driven focus to the business, will position us to take advantage of product and market expansion opportunities as they arise. This could include short to medium-term opportunities, in areas such as Latin America and Eastern Europe and, longer-term opportunities, in areas such as China and India.

Competition

The agricultural and construction equipment industries are highly competitive. We compete with large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, regional full-line manufacturers, that are expanding worldwide to build a global presence, and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

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

The efficiency of our manufacturing, production and scheduling systems depends on a forecast of our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. Our share of industry sales could be reduced due to aggressive pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment remains competitive from a pricing standpoint. While we expect that the environment will continue to absorb our announced and expected pricing actions, changes in marketplace acceptance could negatively impact our results of operations. Moreover, actions taken to maintain our competitive position could result in lower than anticipated price realization.

In addition, our results may be impacted positively or negatively by changes in the geographic mix of sales as well as the product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service, financial terms and interest rates charged. Our ability to compete successfully can depend on resources, products, licensing or other governmental regulations and the number, type and focus of services offered.

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines sold primarily under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. We also sell tractors under the Steyr brand in Europe.

In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands, and to produce equipment in the historical colors of each brand. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a high percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

Tractors—Tractors are used to pull, push and provide power for farm machinery and other agricultural equipment. Tractors are classified by horsepower size. We manufacture and market a broad range of tractors under the Case IH (and Steyr in Europe) and New Holland brands. Tractors represented approximately 50% of our agricultural equipment net sales in 2007.

Combine Harvesters—Combine harvesters are large, self-propelled machines used for harvesting coarse and cereal grain crops, primarily soybeans, corn, wheat, barley, oats and rice. These machines cut, convey, thresh and clean grain. We offer two basic harvesting technologies, rotary and conventional, each of which presents advantages with respect to certain crops, farming practices and conditions. Our CX conventional combine, CR twin rotor combine and our AFX Axial-Flow rotor combine are modularly designed, allowing us to offer the three different threshing concepts from one product platform. Combines represented approximately 17% of our agricultural equipment net sales in 2007.

Other Key Product Lines—The hay and forage equipment is used primarily to harvest and mow, package and condition hay and forage crops for livestock feed. This product line includes: self-propelled windrowers and tractor-powered mower/conditioners, rakes, round balers, square balers, and forage harvesters which may be either self-propelled or pulled by a tractor. We also specialize in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and coffee harvester machines and self-propelled grape harvesters, where New Holland is a worldwide leader.

Parts Support—Our brands each offer a full line of parts for all of their various agricultural equipment product lines.

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

Heavy Construction Equipment

Crawler Excavators—Crawler excavators are machines with an articulating arm, to which can be attached a variety of tools, and an operator’s cab mounted on a rotating platform that sits atop an undercarriage with crawler tracks. It can perform a wide variety of applications with extremely precise control by the operator. Excavators are classified by the weight of the machine and for CNH, heavy crawler excavators include those that weigh from more than 12 metric tons up to 90 metric tons. Excavators are versatile machines that can utilize a wide variety of attachments and are very efficient in terms of operating cost per ton of earth moved. Generally, the crawler excavator is the principal heavy construction equipment product that draws customers into dealerships. Upon purchasing a particular excavator, customers tend to purchase additional heavy construction products of the same brand to simplify maintenance and service requirements. Excavators, including the mini and midi crawler excavators and wheeled excavators, are the most popular construction equipment machines in the worldwide market.

Wheeled Excavators—Wheeled excavators are a specialty excavator product on a wheeled base typically used in the Western European market rather than a crawler track base. Wheeled excavators, like backhoes, are self- transporting, while crawler excavators must be transported by truck from location to location.

Wheel Loaders—Wheel loaders are four wheel drive articulated machines equipped with a front loader bucket. The engine is located behind the driver for better operator visibility. Wheel loaders are classified by engine horsepower, and we offer a broad product range from 100-horsepower to 300-horsepower. One of the more traditional earth moving machines, wheel loaders also are popular for non-construction applications such as bulk material handling, waste management and snow removal, contributing to a more stable level of industry demand for these products.

Other Key Product Lines—In addition, we offer a full range of heavy equipment product lines including graders, dozers, and articulated haul trucks for all applications.

Parts Support—Our brands each offer a full line of parts and support packages for all of their various heavy construction equipment product lines.

Light Construction Equipment

Backhoe Loaders—Backhoe loaders, based on a tractor chassis, combine two of the most important operations of earth-moving equipment, loading and excavating. Our Case brand has been an innovator in backhoe development since introducing the world’s first integrated tractor loader backhoe manufactured and warranted by a single manufacturer in 1957. The backhoe loader is one of the most popular light equipment products in the North American market, with a fundamental role in construction applications where flexibility and mobility are required.

Skid Steer Loaders—The skid steer loader is a versatile, compact four-wheeled machine. It can be considered a tool carrier with a wide array of tool-type attachments that can be utilized for a variety of operations, such as loading, digging, cleaning, snow removal, boring, lifting, transporting, towing or planting trees. Skid steer loaders are classified by their lifting capacity. Our products cover all market segments from 500 pounds to 3,000 pounds lifting capacity. We believe we are the second largest producer of skid steer loaders in the world and offer industry leading products in each of the two different lifting arm designs, parallel lift and radial lift. North America is the largest market for this product, accounting for approximately 60% of world demand in 2007.

Mini and Midi Excavators—Mini and midi excavators include all excavators that weigh less than 12 metric tons. Mini excavators are the most popular light equipment product in the Western European and Japanese markets and their popularity is growing rapidly in North America. Mini and midi excavators were the only light equipment product lines in North America to experience a significant increase in demand in 2007. The flexibility offered by the mini and midi excavators creates additional opportunities for machine usage in extremely tight working conditions. Our global alliance partner, Kobelco Japan, is a leader in mini excavators.

Other Key Products—In addition, we offer a broad range of compact track loaders, compact wheel loaders, and telehandlers. Telehandlers are four wheel drive, four wheel steering machines popular in Europe, equipped with a telescoping arm designed for lifting, digging and loading. Smaller telehandler machines are often used in agricultural applications while larger machines are often used for industrial and construction applications. Both can accommodate a wide range of attachments. Telehandler popularity also has recently grown in North America, although industry sales declined in 2007 compared with 2006.

Parts Support—Our brands offer a full line of parts and support services for all of their various light construction equipment product lines.

New Products and Markets

We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are committed to improving product quality and reliability, using a Customer Driven Product Definition Process to create solutions through identifying customer need driven requirements and delivering the greatest competitive advantage achievable within Company constraints. In addition, we emphasize enhanced differentiation between the Case and New Holland brands to meet the needs of the brands’ customers while increasing their market attractiveness. These improvements also include continuing engine developments combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh our product line. Improved product innovations coupled with our initiatives to improve our dealer and customer support will allow us to more fully capitalize on our market leadership positions throughout the world.

To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic partnerships. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2007, 2006, and 2005.

Suppliers

We purchase materials and components from third-party suppliers. We had approximately 2,800 global direct suppliers to our manufacturing facilities at December 31, 2007. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or supply of, or in the price of, any component part or commodity could adversely affect our profitability or our ability to obtain and fulfill orders. We cannot avoid exposure to global price fluctuations such as have occurred in the last three years with the costs of steel, rubber, oil, and related petroleum-based products. In 2007, purchases from our 10 largest suppliers totaled approximately $1.5 billion and represented 23% of our total material/component purchases. Our ability to realize the full extent of our expected margin improvements depends upon, among other things, our ability to raise equipment and parts prices sufficiently to recover any such material or component cost increases.

In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment, components and attachments from other sources for resale to our dealers. The terms of purchase from original equipment manufacturers (“OEM”), allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on expected market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2007, the total value of OEM purchases comprised 12% of our total material/component purchases.

Distribution and Sales

As of December 31, 2007, we were selling and distributing our products through approximately 11,100 full line dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

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

In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the dealer network. In Rest of World markets, our products are sold initially to independent distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize our marketing costs. Generally, each of our distributors in Rest of World markets has responsibility for an entire country.

We believe that it is generally more cost-effective to distribute our products through independent dealers, and therefore we maintain company-owned dealerships only in markets where we have experienced difficulty in establishing satisfactory independent dealer relationships. At December 31, 2007, we operated nine company-owned dealerships, primarily in North America. We operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that allows a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. We continually work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced Financial Services, and an increased focus on dealer support. To assist our dealers in building rewarding relationships with their customers, we have introduced focused customer satisfaction programs and seek to incorporate customer input into our product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is required to maintain the rental equipment and to insure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Light construction equipment is the most requested rental product. As a leader in light construction equipment, our product performance is key to maintaining our quality reputation, attractiveness to the rental customer and resale value. We have launched several programs to support our dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive sector and sensitive to variations in construction demand, we believe that such activities should be expanded gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

In the United States and Canada if a former dealer so elects, we are contractually obligated to repurchase new equipment, new parts, business signs and manuals from former dealers following our termination of distribution rights. Outside of North America, repurchase obligations and practices vary by region. In addition to the contractual repurchase obligation, certain jurisdictions have agricultural and construction equipment dealership laws that require us to repurchase new equipment and new parts at specified prices.

In addition to our dealer network, we participate in several joint ventures, the most significant of which are described below. As part of our strategy, we use these joint ventures to enter and expand in emerging markets, which involve increased risk.

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

In Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

In Turkey, we own 37% of two joint ventures, New Holland Trakmak Traktor ve Ziraet Makineleri A.S. (“New Holland Trakmak Traktor”) and Turk Traktor ve Ziraet Makineleri A.S. (“Turk Tracktor”). New Holland Trakmak Traktor distributes New Holland tractors in Turkey. Turk Traktor also manufactures various models of both New Holland and Case IH tractors for distribution throughout the world. In December 2007, New Holland Trakmak Traktor and Turk Traktor announced that they will be merging their operations in 2008. We do not believe that this merger will have any impact on either the manufacture or distribution of New Holland tractors in Turkey or the manufacture of New Holland or Case IH tractors for distribution throughout the world.

In Mexico, we own 50% of CNH de Mexico S.A. de C.V. which manufactures and distributes New Holland agricultural equipment and distributes construction equipment for both the Case and New Holland Construction brand families through one or more of its wholly owned subsidiaries.

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

We regularly advertise our products to the community of farmers, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with major distributors and dealers. The promotion strategy for each brand varies according to our target customers for that brand.

Parts and Services

Replacement parts are a major source of revenue for our brands. The quality and timely availability of parts and service are important competitive factors for our brands, as they are significant elements in overall dealer and customer satisfaction and strong contributors to a customer’s original equipment purchase decision. Sales of parts represented 16% of our total net sales of equipment in 2007.

Our brands supply a complete range of parts, many of which are proprietary, to support items in their current product line as well as for products they have sold in the past. As many of the products our brands sell can have economically productive lives of up to 20 years when properly maintained, each unit that is retailed into the marketplace has the potential to produce a long-term revenue stream for both our brands and our dealers. Sales of replacement parts have historically been less subject to sharp changes in demand than sales of new equipment and typically generate higher gross margins than sales of new equipment.

At December 31, 2007, our brands operated and administered 24 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This included 12 parts depots in North America, 6 in Europe, 3 in Latin America, and 3 in Australia. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

In order to improve the distribution of replacement parts and the efficiency of our parts and services network, we have entered into arrangements with two major suppliers of warehousing services. TNT Logistics, a subsidiary of TPG N.V., provides warehousing services in Latin America. In North America, our brands manage certain of our parts warehouses while Caterpillar Logistics Services, Inc., a subsidiary of Caterpillar Inc., provides warehousing services at other North American locations on a fee for service basis. The brands handle logistical arrangements directly with respect to parts operations in other areas of the world.

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

Seasonality and Production Schedules

Seasonal industry conditions affect our sales of agricultural equipment and, to a lesser extent, construction equipment. Our production levels are based upon estimated retail demand. These estimates take into account, among other things, the timing of dealer shipments, which are in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. We adjust our production levels to reflect changes in estimated demand, dealer inventory levels, labor disruptions and other matters not within our control. However, because we spread our production and wholesale shipments throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

Sale of Trade Accounts and Notes Receivables

We generate trade accounts and notes receivable from the sale of equipment to dealers. Most trade accounts and notes receivable are sold to Financial Services. Equipment Operations compensates Financial Services at market interest rates for these receivables. See Note 3: “Accounts and Notes Receivable” for further information.

Financial Services

Overview

Financial Services is our captive financing business, providing financial services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal products offered are retail loans to end-use customers and wholesale financing to our dealers. As of December 31, 2007, Financial Services managed a portfolio of receivables of approximately $18.4 billion, including both on- and off-book assets and receivables managed for our joint venture in Western Europe. North America accounts for 59% of the managed portfolio, Western Europe 23%, Brazil 13% and Australia 5%. In some regions, Financial Services also provides insurance products to end-use customers and our dealer network.

Financial Services’ supports the growth of our equipment sales and builds dealer and end-user loyalty. Our strategy is to grow a core financing business through higher penetration, expansion of service offerings, new product development, marketing promotions and events, growth in markets where we sell equipment but do not currently provide financing and other services. In addition, Financial Services is focused on improving credit quality, service levels, and operational effectiveness.

Access to funding at competitive rates is important to Financial Services. We continue to evaluate alternatives to help ensure that Financial Services continues to have access to capital on favorable terms in support of our business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement, allow us to be more responsive to customer needs, to introduce a wider range of products more rapidly and to enter geographic and product markets at a faster pace.

Finance Operations

Financial Services offers a wide variety of financial products including wholesale equipment financing for dealers, retail loans, finance leases, operating leases, credit cards, rental programs and insurance products. We have separate retail underwriting and portfolio management groups servicing the Agricultural Equipment and Construction Equipment businesses. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses.

Financial Services provides retail financial products primarily through our dealers, whom we train in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting.

Financial Services provides wholesale floor plan financing for our dealers, which allows dealers to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, we generally provide a fixed period of “free” financing for the dealers, during which Equipment Operations pays the finance charges. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “free” period, if the equipment remains unsold, the dealer pays interest costs.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the dealer’s unsold equipment. Generally dealer credit agreements include a requirement to pay at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to help confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Marketing personnel from Financial Services work with our equipment operations commercial staff to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. Financial Services also offers products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.

Financial Services operates Maserati Financial Services, the preferred financing source for Fiat’s Maserati North American dealers, offering lease and finance solutions designed exclusively for Maserati customers. Maserati Financial Services is not expected to have a material impact on our results of operations or financial position.

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

Asset-Backed Securitizations

Financial Services periodically accesses the public asset-backed securities market in the United States, Canada and Australia, and will continue to rely on the availability of liquidity through that market to fund our retail financing programs. We anticipate that, depending on continued market interest and other economic factors, Financial Services will continue to securitize its retail receivables in the United States, Canadian and Australian markets. Financial Services’ access to the asset-backed securities market will depend, in part, upon its financial condition, portfolio performance and market conditions. These factors can be negatively affected by cyclical swings in the industries we serve. Securitization transactions in the United States are typically about $1.0 billion to $1.5 billion in size. In Canada, transactions are typically C$250 million to C$450 million (U.S. $255 million to $458 million) in size. Securitization transactions in Australia are typically A$350 million to A$500 million (U.S. $307 million to $439 million) in size. During 2007, no securitization transactions occurred in Canada or Australia.

Insurance

We maintain insurance with third-party insurers to cover various risks resulting from our business activities including, but not limited to, risk of loss or damage to our facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is an affiliate of Fiat to place a portion of our insurance coverage.

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including matters relating to product liability (including asbestos-related liability), warranty, environmental, retail credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described below.

We estimate such potential claims and contingent liabilities and establish reserves to address these contingent liabilities. Although we believe our reserves are adequate based upon existing information, the ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations.

Yolton:    In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co., and Case Corporation (“Yolton”), styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc., “El Paso”) and Case, LLC (now known as CNH America). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to Case in June 1994. El Paso administers the health insurance programs for these employees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. In 1998, in exchange for a release of all further liability for above-cap costs, Case contributed $27.8 million to a Voluntary Employee’s Beneficiary Association (VEBA) to help defray retirees’ above-cap costs.

The lawsuit arose after El Paso notified the retired employees that the VEBA funds were exhausted and the employees thereafter would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March 2003, asking the district court to order El Paso and/or Case to pay the above-cap amounts. On March 9, 2004, based on an “alter ego” theory, the district court held that Case was liable and ordered that Case pay the above-cap health insurance benefits. Case filed a motion for reconsideration and a motion for stay, both of which the district court denied on June 3, 2004. Case and El Paso appealed to the Sixth Circuit Court of Appeals, but the Sixth Circuit affirmed the district court’s decision. El Paso and Case each filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On November 6, 2006 the U.S.

Supreme Court denied El Paso’s and Case’s petitions and the matter was returned to the district court. After extensive discovery, El Paso and the plaintiffs filed summary judgment motions. Case filed a summary judgment motion on the “alter ego” and VEBA release issues. Oral argument on these motions took place November 20, 2007. The district court has not yet rendered an opinion. If the district court grants the various summary judgment motions, trial may not be necessary. If the district court denies some or all of the motions, a trial may be needed to resolve certain factual issues.

In conjunction with the above litigation, Case filed a summary judgment motion with the District Court asking the court to enforce the terms of a Reorganization Agreement, which Case contended obligated El Paso to defend Case and indemnify it for all expenses and losses arising from this lawsuit. The Court granted that motion and the decision has been upheld on appeal by the Sixth Circuit Court of Appeals. Based on Case’s rights to indemnification under the Reorganization Agreement now being final, Case and El Paso reached a settlement, whereby El Paso fully repaid Case the amounts previously paid to the retirees and committed to pay Case’s costs in litigating the “alter ego” issue and the VEBA release issue going forward.

ACT:    Three of our subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli S.p.A and certain affiliates (“Pirelli”). He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($20.0 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($17.9 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, which must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing took place in February 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment was appealed to the Court of Appeal in January 2008. That appeal was dismissed in a judgment delivered in February 2008. We believe Pirelli is considering petitioning the House of Lords for permission to appeal.

Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($20.5 million) and the £9.1 million ($18.3 million) that had been previously received. Neither repayment would impact our results of operations; however, the £9.1 million ($18.3 million) of surplus ACT would be re-established as a tax asset on the consolidated balance sheet. This asset would be available to use against taxation liability on future profits of the U.K. companies. In the event that we determined that future U.K. profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact our results of operations accordingly. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

Oil for Food:    In February 2006, Fiat received a subpoena from the SEC Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requested documents relating to certain Fiat-related entities (including certain subsidiaries of CNH) with respect to matters relating to the United Nations Oil-for-Food Program with Iraq (the “OFF Program”). A substantial number of companies, including certain CNH entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005 (the “Report”). The Report alleged that these companies engaged in transactions under the OFF Program that involved inappropriate payments. There are two CNH entities named in the Report: CNH Italia and Case France (now known as CNH France S.A.). These two companies have provided documents and other information to the SEC which have, to some extent, been shared by the SEC with the United States Department of Justice (“DOJ”).

In December 2006, Fiat and CNH jointly began settlement discussions with the SEC and DOJ. The SEC initially communicated that in order to settle the allegations it would require disgorgement of profits relating to the applicable contracts, interest on such amounts, and the imposition of a civil fine. The DOJ has initially communicated that in order to settle the allegations it would require the imposition of a criminal fine. CNH intends to continue such discussions with the SEC and DOJ and, while we do not expect a settlement of this matter to have a material financial impact on us, an acceptable negotiated settlement of such allegations cannot be assured.

PGN:    On September 21, 2007, we submitted a response in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain of our subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, CNH paid to PGN approximately £27.4 million ($55 million) which represented payment of claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. While certain calculations remain to be made, CNH estimates that the aggregate amount to be paid under the damages award will not exceed $35 million. The Tribunal dismissed all of PGN’s claims other than those included in the damages award.

C. Organizational Structure.

As of December 31, 2007, Fiat owned approximately 89% of our outstanding common shares through Fiat Netherlands.

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. The Fiat Group performs automotive manufacturing and financial service activities through companies located in 50 countries and is engaged in commercial activities with customers in more than 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications.

The Fiat Group’s operations are currently conducted through ten operating sectors: Fiat Group Automobiles, Maserati, Ferrari, CNH, Iveco, FPT Powertrain Technologies, Magneti Marelli, Teksid, Comau and Itedi.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2007, is set forth in an exhibit to this Form 20-F and includes Case New Holland, Inc., a Delaware Corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France S.A., a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd, a company organized under the laws of Australia, CNH Capital America LLC, a Delaware limited liability company, and CNH Financial Services SAS, a company organized under the laws of France.

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

The following table provides information about our principal manufacturing, engineering and administrative facilities, as of December 31, 2007:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States
Belleville, PA	Hay and Forage	542	Owned	(C)
Benson, MN	Agricultural Sprayers, Cotton Pickers/Packagers	200	Owned
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	497	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned	(B)
Dublin, GA	Compact Tractors	65	Owned
Fargo, ND	Tractors; Wheel Loaders	633	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned	(C)
Grand Island, NE	Combine Harvesters	793	Owned
Mt. Joy, IL	Engineering Center	120	Leased
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,069	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,221	Owned/Leased
Wichita, KS	Skid Steer Loaders	399	Owned
Italy
Imola	Backhoe Loaders; Engineering Center	269	Owned
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro	Crawler Excavators	613	Owned	(B)

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Germany
Berlin	Graders, Engineering Center	538	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Curitiba	Tractors; Combine Harvesters; Engineering	927	Owned
	Center
Piracicaba	Sugar Cane Harvesters	108	Owned
Canada
Saskatoon	Planting and Seeding Equipment;	635	Owned
	Components; Engineering Center
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage;	1,549	Owned
	Engineering Center
Others
St. Valentin, Austria	Tractors	462	Leased
New Delhi, India	Tractors; Engineering Center	355	Owned
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	53	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)-in	thousands of square feet

(B)-consolidated	joint venture

(C)-Facility	to close by the end of 2008.

In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships worldwide, some of which are not currently active.

Environmental Matters

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. At this time, however, we are not able to quantify the dollar amount of such expenditures as the levels and timing are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission limits could result in adverse effects on future financial results.

Capital expenditures for environmental control and compliance in 2007 were approximately $4.0 million and we expect to spend approximately $8.4 million in 2008. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 49 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List promulgated pursuant to CERCLA. For 42 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support the U.S. EPA’s alleged scenario. In April, 2006, the U.S. EPA finalized the listing. After subsequent remedial investigations were completed by the U.S. EPA and us in 2006, the U.S. EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. The U.S. EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 49 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $86 million. Review, analysis and remediation of environmental sites is a time consuming activity.

Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2007, environmental reserves of approximately $50 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview of Businesses

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	world economic conditions (including GDP growth);

•	the credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	geopolitical, political and economic developments;

•	the effect of changes in laws and regulations, governmental fiscal, monetary and trade policies;

•	the response of our competitors, suppliers and customers to changing cyclical conditions; and

•	dealer financial condition and inventory management.

In addition, our operating profits are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	changes in farming practices;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices and stock levels;

•	government agricultural policies and subsidies;

•	governmental policies related to and world-wide demand for fuel ethanol and biodiesel;

•	changes in world organization initiatives or agreements (WTO, Ex/Im Banks and other non-governmental organizations);

•	animal diseases and crop pests;

•	genetic modification of crops (and their acceptance by consumers);

•	limits on agricultural imports; and

•	weather.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts;

•	public spending on infrastructure;

•	volatility of sales to rental companies;

•	real estate values; and

•	consumer confidence.

Financial Services

•	cyclical nature of the agricultural and construction equipment industries which are the primary markets for our financial services;

•	interest rates;

•	stability of world capital markets;

•	used equipment supply and prices; and

•	availability and terms of funding through the Asset Backed Securitization (“ABS”) markets.

The nature of the agricultural and construction equipment industries is such that changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity and prices for new and used equipment. Downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake similar actions. Upturns also may be prolonged and result in lower than expected improvements in results as we and our suppliers invest to increase production capacities and efficiencies.

A. Operating Results.

In the supplemental consolidating data in this section, Equipment Operations (including Financial Services on the equity basis) include primarily our agricultural and construction equipment operations. The supplemental Financial Services consolidating data in this section include primarily our financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data. This presentation is consistent with the other consolidated and supplemental financial information presented throughout this report. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.

2007 Compared to 2006

Overview of Results

Our net income of $559 million in 2007 increased 91% compared to a net income of $292 million in 2006. The increase in earnings resulted primarily from the positive results of our agricultural equipment business worldwide, the strength of our construction equipment businesses outside of North America and positive effects of foreign currency and hedging activities.

Our agricultural equipment business results improved significantly in 2007 as gross margin (defined as net sales of equipment less cost of goods sold) increased in dollars and as a percentage of net sales compared with 2006. Higher volumes and better product mix ($415 million), new products ($58 million), positive effect on gross margin of changes in pricing actions and currency translation, transaction and hedging activities net of purchasing efficiencies and economic cost increases (“net price recovery”) ($54 million) and reduced quality costs ($58 million) were the primary contributors to the improvement. Expediting costs and manufacturing inefficiencies ($23 million), from maintaining higher volume levels in a strong industry environment, were a partial offset. The worldwide agricultural tractor markets were up in every market except Rest of World, and in North America, increases in industry sales of over-40 horsepower tractors more than offset declines in sales of under-40 horsepower tractors. Industry sales of agricultural combines were up in every major market in the world.

Our construction equipment business results also improved in 2007, as gross margin increased in dollars and remained stable as a percentage of net sales, despite a significant decline in the North American industry. Positive industry and retail performance outside of North America ($73 million), new products ($32 million), positive net price recovery ($115 million) and reduced quality costs ($9 million) were partially offset by the effect of the industry decline in North America ($53 million), our actions to reduce North American dealer inventories ($39 million) and incremental costs to support the higher volume levels outside of North America.

Financial Services’ net income increased to $229 million in 2007, compared to $222 million in 2006. The increase in net income reflects worldwide portfolio growth and higher balances of receivables under management in every region of the world, partially offset by lower profitability on U.S. retail asset backed securitization transactions, primarily in the fourth quarter and an increase in SG&A costs. Provisions for credit losses declined compared with 2006 consistent with the decline in actual losses. The total managed portfolio at the end of 2007 increased by over 19% to $18.4 billion, compared to $15.5 billion at December 31, 2006.

In total, our net income increase of $267 million was driven by the improved Equipment Operations margins, increased Financial Services’ net income and higher equity in net income of Equipment Operations unconsolidated subsidiaries. Higher interest expense and significantly higher taxes on the improved results were a partial offset. Consolidated assets increased from $18.3 billion in 2006 to $23.7 billion in 2007, primarily driven by increases in Financial Services’ portfolio of on-book receivables, which also was the principal driver behind our $149 million decrease in consolidated cash and cash equivalents during the year.

Revenues

Consolidated revenues for 2007 totaled $16.0 billion as compared to $13.0 billion in 2006. Consolidated revenues were up 23% compared to 2006. This reflects higher sales of agricultural and construction equipment, higher revenues at Financial Services and the impact of variations in foreign exchange rates. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $15.0 billion in 2007 as compared to $12.1 billion in 2006.

Net Sales of Equipment

Net sales of our Equipment Operations for the years ended December 31, 2007 and 2006 by geographic area were as follows:

	2007	2006
	(in millions)
Net sales
North America	$5,506	$5,354
Western Europe	4,995	3,843
Latin America	1,738	1,001
Rest of World	2,732	1,917

Total net sales	$14,971	$12,115

Net sales of equipment were up 24% in 2007, including 5% for the impact of variations in foreign exchange rates.

Agricultural Equipment

	2007	2006
	(in millions)
Net sales
North America	$3,844	$3,247
Western Europe	3,207	2,566
Latin America	1,023	549
Rest of World	1,874	1,447

Total net sales	$9,948	$7,809

Net sales of agricultural equipment in 2007 were up 27% compared to 2006, including 5% for the impact of variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased primarily for improved volumes and better mix ($1,527 million), for new products ($96 million) and from higher pricing ($3 million).

In North America, net sales of agricultural equipment increased by 18% in 2007 compared with 2006, including increases related to variations in foreign exchange rates of 1%. Wholesale unit sales of tractors and combines increased by 13%. Total market demand for agricultural tractors in North America was up 1% compared with 2006. Demand for under-40 horsepower tractors decreased by 4%. Industry demand for mid-sized (40- to 100-horsepower) tractors was up 3%; demand for large two wheel drive tractors over 100-horsepower and for four wheel drive articulated tractors increased by 22%. Combine market demand was up 13%. Our overall agricultural tractor market penetration and our combine market penetration improved compared to 2006.

In Western Europe, net sales of agricultural equipment increased by 25%. Variations in foreign exchange rates accounted for 9%. Overall tractor and combine market demand, as measured in units, increased by 3% in 2007. Our wholesale unit sales increased as our market penetration increased for both tractors and combines.

In Latin America, net sales of agricultural equipment in 2007 were 86% higher than in 2006, including increases related to variations in foreign exchange rates of 9%. Market demand for tractors was up by 39% led by a 53% increase in Brazilian tractor industry demand. Market demand for combines increased by 85% as the Brazilian market more than doubled. Tractor market demand in Argentina increased by 36% and the market for combines in Argentina improved by 46%. Market demand was influenced by higher levels of global commodity prices and increased demand from sugar cane farmers and citrus growers. Year-over-year, our unit wholesale volumes in Latin America increased, as our market penetration for combines increased significantly while our market penetration for tractors declined slightly.

In these major markets, net sales of agricultural equipment in 2007 were 27% higher than in 2006, including increases related to variations in foreign exchange rates of 6%. Market demand for tractors was up by 6% and demand for combines increased by 21% led by the increase of the Latin American combine market. Our wholesale unit sales increased as market penetration increased for both tractors and for combines.

In Rest of World, net sales of agricultural equipment in 2007 increased by 29% compared to 2006 including 7% for variations in foreign exchange rates. Wholesale unit sales of both tractors and combines in 2007 were higher than in 2006. Market penetration increased for both tractors and combines.

Overall in 2007, worldwide market demand, on a unit basis, for major agricultural equipment product lines was 2% higher than in 2006. Worldwide demand for tractors increased by 2%, on the strength of a 39% increase in demand in Latin American markets. Worldwide demand for combines was estimated to be up 21% over the level in 2006, driven by an 85% increase in combine industry volumes in Latin America. On a unit basis, our worldwide retail sales of major agricultural equipment increased. Our overall tractor market share increased by 1.2 percentage points from 2006, and our combine market share increased 3.7 percentage points. In total, we under produced retail demand by 3%. At year-end, total company and dealer inventories were more than one-half of a month of supply lower than at year-end 2006, on a forward months supply basis.

Construction Equipment

	2007	2006
	(in millions)
Net sales
North America	$1,662	$2,107
Western Europe	1,788	1,277
Latin America	714	452
Rest of World	859	470

Total net sales	$5,023	$4,306

Net sales of construction equipment increased by 17% in 2007 compared with 2006. Six percent of this increase resulted from variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased for improved volumes and better mix ($375 million), new products ($46 million) and from higher net price realization ($42 million).

In North America, net sales of construction equipment decreased by 21% in 2007 compared with 2006 including a partial offset due to the variations in foreign exchange rates of 1%. The market demand for skid steer loaders decreased by 12%, and for tractor loader backhoes by 17%, while the market demand for heavy construction equipment decreased by 13%. The total North American market demand for construction equipment decreased by 12% compared with 2006. Our total heavy and light equipment wholesale unit sales decreased due to lower market demand and our efforts to reduce dealer inventories, but we maintained our overall market penetration.

In Western Europe, net sales of construction equipment increased by 40% including increases due to variations in foreign exchange rates of 9%. Market demand for backhoe loaders was up 22% and demand for skid steer loaders increased by 4%. Market demand for heavy construction equipment was up 22%. Overall market demand for total heavy and light equipment, as measured in units, increased by 17% in 2007. Our overall wholesale unit sales increased and our market penetration improved.

In Latin America, net sales of construction equipment increased by 58% in 2007 compared with 2006, including increases of 8% related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by 38%, including a 39% increase in market demand for backhoe loaders, a 50% increase in market demand for skid steer loaders and a 35% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased, and our overall market penetration increased slightly.

In these major markets, net sales of construction equipment in 2007 were 9% higher than in 2006, including increases related to variations in foreign exchange rates of 5%. Market demand for backhoe loaders was up 3% while demand for skid steer loaders decreased by 6%. Market demand for heavy construction equipment was up by 4% and market demand for total light and heavy equipment was up 3%. Our wholesale unit sales declined slightly, primarily to reduce dealer inventories. Market penetration was down for backhoe loaders, up for skid steer loaders and other light equipment, and up for heavy construction equipment. Overall, our market penetration was up slightly.

In Rest of World, net sales of construction equipment increased by 83% in 2007 compared with 2006, including increases related to variations in foreign exchange rates of 8%. Total Rest of World market demand, as measured in units, increased by 31%, including a 68% increase in market demand for backhoe loaders, a 25% increase in market demand for skid steer loaders and a 31% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased significantly, and our overall market penetration was up.

Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by 13% in 2007 compared with 2006. Market demand increased in every market except for North America and for all of our major product categories except for skid steer loaders. Worldwide market demand for backhoe loaders, on a unit basis, increased by 26% while demand for skid steer loaders decreased by 2%. In total, worldwide market demand for light construction equipment, on a unit basis, increased 11%. Worldwide demand for our heavy construction equipment product lines increased by 16%. On a unit basis, our construction equipment market penetration was stable with 2006. Production was 1% lower than retail unit volumes for the year. At year-end, total company and dealer inventories were about one-half month lower than at year-end 2006, on a forward months supply basis.

Finance and Interest Income

Consolidated finance and interest income increased from $883 million in 2006 to $993 million in 2007 largely due to the increase in Financial Services’ revenues. Revenues for Financial Services totaled $1.1 billion in 2007, an increase of $179 million from $952 million reported in 2006. The increase in revenues reflects worldwide portfolio growth and higher levels of receivables under management worldwide, partially offset by lower gains on retail ABS transactions, primarily in North America in the fourth quarter.

Costs and Expenses

Costs of goods sold increased by 22% to $12,154 million in 2007 from $9,933 million in 2006, and, as a percentage of net sales of equipment, decreased from 82.0% in 2006 to 81.2% in 2007. Gross margin, expressed as a percentage of net sales of equipment, improved to 18.8% in 2007 compared to 18.0% in 2006, primarily on the strength of our agricultural equipment operations. This increase in gross margin percentage reflected an increase in the gross margins of agricultural equipment operations from 2006 while the gross margin of construction equipment operations remained stable. In total, the gross margin increase, expressed in dollars, reflects higher volumes and better product mix ($435 million), favorable currency translation, transaction and hedging costs ($246 million), new products ($90 million), improved quality costs ($67 million), higher pricing ($45 million), and manufacturing efficiencies ($12 million), which more than offset unfavorable purchasing negotiations and economic cost increases ($122 million) and higher launch, other industrial and expediting costs ($38 million). Manufacturing assembly capacity utilization in 2007 was approximately 71%, compared to approximately 64% in 2006.

In 2007, consolidated SG&A expenses increased by $188 million to $1.44 billion from $1.25 billion in the prior year, reflecting increases at both Equipment Operations and at Financial Services. In Equipment Operations, SG&A expenses increased by $168 million to $1.18 billion in 2007 from $1.02 billion in 2006, but decreased as a percentage of net sales of equipment, from 8.4% in 2006 to 7.9% in 2007. The $168 million increase in SG&A expenses in Equipment Operations was driven primarily by increased costs for brand support at trade shows and equipment fairs for our dealers and customers throughout the world, enhanced customer care, variable compensation programs, exchange rate changes and inflation.

At Financial Services, SG&A expenses increased by $20 million. The increase was due mainly to an increase in headcount, variable compensation programs, and exchange rate changes. Lower provisions for credit losses were a partial offset.

Delinquency and loss percentages for our core portfolio were as follows:

	2007		2006
	Delinquencies	Losses	Delinquencies	Losses
North America	2.01%	0.10%	1.70%	0.45%
Europe	1.45%	0.04%	1.82%	(0.01%)
Latin America	5.01%	0.06%	10.46%	0.50%
Rest of World	7.70%	0.08%	7.59%	0.50%

North American delinquencies increased primarily due to a softening of the construction market related to housing partially offset by strengthening in the agricultural market. Latin American delinquencies improved primarily due to the impact of the debt relief program of the government of Brazil. Overall losses, as a percentage of outstandings, improved due to growth in the portfolio and continued improvement in underwriting, monitoring, collection and recovery processes.

Ongoing R&D expenses increased by $42 million from $367 million in 2006 to $409 million in 2007, including an increase of $15 million due to currency variations. The increase was due to investments to improve product quality and reliability and to support new emission compliant products and for variations in foreign exchange rates and inflation. Expressed as a percentage of net sales of equipment, R&D expenses decreased to 2.7% in 2006 compared with 3.0% in 2006.

Our consolidated worldwide employment level has increased by approximately 2,800 persons, from approximately 25,300 at the end of 2006 to approximately 28,100 at the end of 2007, due to increases in hourly headcount in Brazil, North America, Belgium, Italy and Poland to support increases in production. Total salaried headcount remained stable at approximately 10,300, compared with year-end 2006, however salaried personnel resources were reallocated to support growth of Financial Services and dealer network development, quality and strategic initiatives including customer care, world class manufacturing, business development and product portfolio management within Equipment Operations.

During 2007, we recorded $85 million in pre-tax restructuring costs, all in Equipment Operations. These restructuring costs primarily relate to a consolidated arbitration proceeding that was pending in London before the ICC International Court of Arbitration, CNH Global N.V. vs. PGN Logistics Ltd. et al, ($42.0 million), the closure of the manufacturing facility in Berlin, Germany, announced in 2006 ($23.4 million) and severance and other employee-related costs incurred due to headcount reductions ($17.4 million). See “Note 11: Restructuring” of our consolidated financial statements for a detailed analysis of our restructuring programs.

Consolidated Interest expense-Fiat affiliates increased from $66 million in 2006 to $140 million in 2007. Expense at Equipment Operations decreased from $49 million in 2006 to $39 million in 2007, reflecting lower debt levels. Expense at Financial Services increased from $17 million in 2006 to $101 million in 2007 reflecting partial year costs of funding the European special purpose trust that Financial Services acquired full ownership of in the third quarter and began funding, with borrowings from Fiat. In addition, Financial Services decreased use of certain asset backed conduit facilities during the year, instead utilizing funding provided by Fiat. Interest expenses-other increased, from $512 million in 2006 to $561 million in 2007, reflecting primarily the $57 million charge at Equipment Operations taken in the third quarter for the early extinguishment of its $1.05 billion of 9 1/4% Senior Notes due in 2011 that were redeemed on August 1, 2007.

CNH provides interest free floor plan financing and extended payment items to its dealers, primarily in North America and in Western Europe, to support wholesale sales of equipment and to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for interest free or low rate financing. Interest compensation to Financial Services by Equipment Operations increased by $12 million in 2007 to $247 million because of higher balances of interest free financing.

Other, net decreased to $349 million in 2007 from $359 million in 2006. The decrease in Other, net was primarily attributable to lower inactive employee benefit costs.

Tax Rates—Consolidated

For the year ended December 31, 2007, our effective income tax rate was 42.7%. Our effective tax rate differs from The Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, reversal of valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more likely than not that the assets will be realized, impact of utilizing tax losses against which valuation allowances were recorded, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and adjustments relating to state taxes. Also, see “Note 10: Income Taxes” of our consolidated financial statements.

Equity In Income (Loss) of Unconsolidated Subsidiaries and Affiliates

During 2007, total Equity in income (loss) of unconsolidated subsidiaries and affiliates was a net profit of $98 million, $42 million more than the $56 million reported in 2006. Financial Services equity in income of unconsolidated subsidiaries increased $1 million during 2007 due to slightly higher results in Europe. Equity in income from our unconsolidated Equipment Operations activities increased from $48 million in 2006 to $89 million in 2007, reflecting primarily an increase in the fourth quarter of $38 million resulting from the adjustment of estimated amounts recorded in prior periods to reflect actual reported results.

Net Income

For the year ended December 31, 2007, our consolidated net income, including the impact of pre-tax restructuring charges of $85 million, was $559 million. This compares to a 2006 consolidated net income of $292 million, which included pre-tax restructuring charges of $96 million. On a diluted basis, earnings per share was $2.36 in 2007 compared to diluted earnings per share of $1.23 in 2006, based on diluted weighted average shares outstanding of 237.2 million and 236.8 million, respectively. Based on the jurisdictions impacted by our restructuring actions, we utilized an effective tax rate of 25% and 26%, respectively, in 2007 and 2006 to evaluate the results of our operations, net of these restructuring costs.

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

During 2007, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened except for the Japanese yen which weakened 1.2%. Specifically the British pound (8.7%), the Euro (9.1%), the Canadian dollar (5.8%), the Brazilian real (11.8%), and the Australian dollar (11.3%) strengthened when compared to the U.S. dollar. The impact of all currency movements (including translation, transaction and hedging activities) increased net sales by $782 million or 6.5% and increased the gross margin in dollars by $246 million or 11.3%. This resulted in a $143 million impact to net income mainly due to an increase in SG&A and R&D costs of $79 million and net financial and other operating costs increases of $22 million. Of the $143 million increase, $48 million was related to currency translation.

2006 Compared to 2005

Overview of Results

Our net income of $292 million in 2006 compared to a net income of $163 million in 2005. The increase in earnings resulted primarily from the positive results of Financial Services and the strength of our construction equipment businesses in Western Europe and Latin America.

Our agricultural equipment business gross margin increased in dollars and as a percent of net sales compared with 2005. Higher pricing ($164 million), favorable currency ($37 million), favorable manufacturing efficiencies ($45 million) and reduced quality costs ($29 million) offset unfavorable volume and mix including new products ($117 million), and economics ($29 million), particularly for higher steel costs. The Company’s destocking actions affected both tractors and combine units sales worldwide and more than offset Latin America’s tractor industry recovery and the impact of new products.

Our construction equipment business results improved significantly in 2006, as gross margin increased both in dollars and as a percent of net sales. Improved price realization ($121 million), favorable currency ($29 million), and the impacts of manufacturing efficiencies ($31 million) more than offset higher economics ($15 million). Volume and mix was essentially flat as destocking actions offset strong industry volumes.

Financial Services’ net income increased to $222 million in 2006, compared to $200 million in 2005. The increase in net income reflected portfolio growth in North America and Brazil and higher gains on asset backed securitizations partially offset by higher funding costs, higher SG&A expenses, including increased provisions for credit losses on the Brazilian agricultural portfolio as a result of government sponsored renegotiation programs, and higher other expense. The total managed portfolio at the end of 2006 increased by over 12% to $15.5 billion, compared to $13.8 billion at December 31, 2005.

Revenues

Consolidated revenues for 2006 totaled $13.0 billion as compared to $12.6 billion in 2005. Consolidated revenues were up 3% compared to 2005. This reflected higher revenues at Financial Services and the impact of variations in foreign exchange rates. The largest component of our consolidated revenues is our net sales of agricultural and construction equipment, which were $12.1 billion in 2006 as compared to approximately $11.8 billion in 2005. Variations in foreign exchange rates contributed a 1% increase in our net sales of equipment.

Net Sales of Equipment

Net sales of our Equipment Operations for the years ended December 31, 2006 and 2005 by geographic area were as follows:

	2006	2005
	(in millions)
Net sales
North America	$5,354	$5,698
Western Europe	3,843	3,643
Latin America	1,001	768
Rest of World	1,917	1,697

Total net sales	$12,115	$11,806

Net sales of equipment were up 3% in 2006, including 1% for the impact of variations in foreign exchange rates.

Agricultural Equipment

	2006	2005
	(in millions)
Net sales
North America	$3,247	$3,552
Western Europe	2,566	2,517
Latin America	549	455
Rest of World	1,447	1,319

Total net sales	$7,809	$7,843

Net sales of agricultural equipment in 2006 were approximately flat compared to 2005 including a 1% increase for the impact of variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased primarily from improved price realization ($164 million) and from new products ($68 million). These positive factors were offset by a reduction in net sales from lower sales of equipment and unfavorable mix ($331 million), primarily resulting from the Company’s destocking actions.

In North America, net sales of agricultural equipment decreased by 9% in 2006 compared with 2005, including increases related to variations in foreign exchange rates of 1%. Wholesale unit sales of tractors and combines decreased by 16%. Total market demand for agricultural tractors in North America was down 3% compared with 2005. Demand for under 40-horsepower tractors decreased by 3%. Industry demand for mid-sized (40- to 100-horsepower) tractors was slightly up; demand for the large two wheel drive tractors over 100-horsepower decreased by 14%, while demand for four wheel drive articulated tractors decreased by 15%. Combine market demand was down 7%. Our wholesale unit sales declined as our overall agricultural tractor market penetration decreased slightly, while our combine market penetration was slightly positive compared to 2005.

In Western Europe, net sales of agricultural equipment increased by 2%. Variations in foreign exchange rates accounted for 1%. Overall tractor and combine market demand, as measured in units, increased by 2% in 2006. Our wholesale unit sales declined slightly as market penetration was virtually unchanged for both tractors and combines.

In Latin America, net sales of agricultural equipment in 2006 were 21% higher than in 2005, including increases related to variations in foreign exchange rates of 7%. Market demand for tractors was up by 1% led by a 16% increase in Brazilian tractor industry demand. Market demand for combines decreased by 36% led by a 31% decline in Brazil. Tractor market demand in Argentina decreased by 12% and the market in Argentina for combines declined by 28%. Market demand was influenced by levels of commodity prices and local exchange rates vis-à-vis the U.S. dollar which is the currency in which most commodities are priced. Year-over-year, our unit wholesale volumes in Latin America increased led by an increase in market penetration for both tractors and combines.

In these major markets, net sales of agricultural equipment in 2006 were 2% lower than in 2005, and including increase related to variations in foreign exchange rates of 2%. Market demand for tractors was down by 1% and demand for combines decreased by 13% led by the decrease of the Latin American combine market. Our wholesale unit sales declined but market penetration was essentially flat for tractors and slightly positive for combines.

In Rest of World, net sales of agricultural equipment in 2006 increased by 10% compared to 2005. Variations in foreign exchange rates had a nominal impact. Wholesale unit sales of total tractors and combines in 2006 were lower than in 2005. Market penetration declined for both tractors and combines.

Overall in 2006, worldwide market demand, on a unit basis, for major agricultural equipment product lines was 9% higher than in 2005. Worldwide demand for tractors increased by 9%, on the strength of a 25% increase in demand in Rest of World markets. Worldwide demand for combines was estimated to be down 7% over the level in 2005, driven by a 36% decline in combine industry volumes in Latin America. On a unit basis, our worldwide retail sales of major agricultural equipment increased. Our overall tractor market share declined by 0.9 percentage points from 2005, and our combine market share increased 0.7 percentage points. In total, we under produced retail demand by 1%. At year-end, total company and dealer inventories were about one-half of a month lower than at year-end 2005, on a forward months’ supply basis.

Construction Equipment

	2006	2005
	(in millions)
Net sales
North America	$2,107	$2,146
Western Europe	1,277	1,126
Latin America	452	313
Rest of World	470	378

Total net sales	$4,306	$3,963

Net sales of construction equipment increased by 9% in 2006 compared with 2005. One percent of this increase resulted from the variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased from improved net price realization ($121 million), higher volumes and improved product mix ($51 million) and from new products ($87 million).

In North America, net sales of construction equipment decreased by 2% in 2006 compared with 2005 including a partial offset due to the variations in foreign exchange rates of 1%. The market demand for backhoe loaders and for skid steer loaders decreased by 13%, the market demand for heavy construction equipment increased by 3%. The total North American market demand for construction equipment decreased by 1% compared with 2006. Our total heavy and light equipment wholesale unit sales decreased due to lower market demand, and our overall market penetration declined slightly.

In Western Europe, net sales of construction equipment increased by 13% including variations in foreign exchange rates of about 1%. Overall market demand for total heavy and light equipment, as measured in units, increased by 9% in 2006. Our overall wholesale unit sales increased and our market penetration was stable.

In Latin America, net sales of construction equipment increased by 44% in 2006 compared with 2005, including 8% related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by 29%, including a 37% increase in market demand for backhoe loaders, a 30% increase in market demand for skid steer loaders and a 24% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased, and our overall market penetration also increased.

In these major markets, net sales of construction equipment in 2006 were 6% higher than in 2005, including increases related to variations in foreign exchange rates of 2%. Market demand for backhoe loaders was down by 4% and demand for skid steer loaders decreased by 9%, however market demand for heavy construction equipment was up by 8%. Our wholesale unit sales declined slightly and market penetration was up for backhoe loaders and skid steer loaders and down slightly for heavy construction equipment. Overall, our market penetration declined slightly.

In Rest of World, where we have a minimal presence, net sales of construction equipment increased by 24% in 2006 compared with 2005. Variations in foreign exchange rates had a nominal impact on net sales of equipment in Rest of World markets. Total Rest of World market demand, as measured in units, increased by

23%, including a 33% increase in market demand for backhoe loaders, a 19% increase in market demand for skid steer loaders and a 23% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased, and our overall market penetration was up.

Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by 8% in 2006 compared with 2005. Market demand increased in every market except for North America and for all of our major product categories except for the skid steer loaders. World market demand for backhoe loaders, on a unit basis, increased by 7% while demand for skid steer loaders decreased by 5%. In total, worldwide market demand for light construction equipment, on a unit basis, increased 10%. Worldwide demand for our heavy construction equipment product lines increased by 14%. On a unit basis, our worldwide total light and heavy construction equipment market penetration was down 0.3 percentage points. Production was essentially equal to retail unit volumes for the year. At year-end, total company and dealer inventories were about one month lower than at year-end 2005, on a forward months supply basis.

Finance and Interest Income

Consolidated finance and interest income increased from $769 million in 2005 to $883 million in 2006 largely due to the increase in Financial Services’ revenues. Revenues for Financial Services totaled $952 million in 2006, an increase of $151 million from the $801 million reported in 2005. The increase in revenues reflected portfolio growth in North America and Brazil and higher gains on asset backed securitizations.

Costs and Expenses

Costs of goods sold was stable at approximately the same level as 2005, and, as a percentage of net sales of equipment, decreased from 84.1% in 2005 to 82.0% in 2006. Gross margin, expressed as a percentage of net sales of equipment, improved to 18.0% in 2006 compared to 15.9% in 2005, primarily on the strength of our agricultural and construction equipment operations in Europe. This increase in gross margin percentage reflected an increase in the gross margins of both construction equipment and agricultural equipment from 2005. In total, the gross margin increase, expressed in dollars, reflects higher pricing ($285 million), favorable currency ($66 million), manufacturing efficiencies ($66 million), and purchasing savings ($35 million) which more than offset unfavorable volume and mix ($151 million) and economics ($44 million). Manufacturing assembly capacity utilization in 2006 was approximately 64%, compared to approximately 69% in 2005.

In 2006, consolidated SG&A expenses increased by $71 million to $1.25 billion from $1.18 billion in the prior year, reflecting increases at both Equipment Operations and at Financial Services. In Equipment Operations, SG&A expenses increased by $51 million to $1.0 billion in 2006 from $964 million in 2005, and increased as a percentage of net sales of equipment, from 8.2% in 2005 to 8.4% in 2006. The increase in SG&A expenses in Equipment Operations was driven primarily by increased investments to better support CNH’s dealers and enhance global sourcing initiatives as well as expenses attributable to variations in foreign exchange rates, and inflation.

At Financial Services, SG&A expenses increased by $20 million. The increase was due mainly to increase in headcount, higher year-over-year provisions for credit losses on the Brazilian agricultural portfolio as a result of government sponsored renegotiation programs and expenses attributable to our variable compensation plan. Also see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funding” for a discussion of recent actions taken by the Brazilian government.

Delinquency percentages for our North American core portfolio were 1.7% and 1.9% for 2006 and 2005, respectively, and annual loss percentages for the North American core portfolio increased to 0.5% at December 31, 2006, from 0.4% at December 31, 2005. Delinquency percentages for our Latin American portfolio were 10.5% and 4.0% for 2006 and 2005, respectively, and annual loss percentages for the Latin American core portfolio increased to 0.5% at December 31, 2006, from 0.1% at December 31, 2005.

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

Ongoing R&D expenses increased by $64 million from $303 million in 2005 to $367 million in 2006, including an increase of $2 million due to currency variations. The increase was accounted for by investments to improve product quality and reliability and to support new emission compliant products and variations in foreign exchange rates. Expressed as a percentage of net sales of equipment, R&D expenses increased to 3.0% in 2006 compared with 2.6% in 2005.

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

Equipment Operations provides interest free floor plan financing to its dealers, primarily in North America, to support wholesale sales of equipment to its dealers. In Western Europe, Equipment Operations provides extended payment terms to its dealers to allow them to convert purchases into retail sales and then pay us for their purchases. Financial Services purchases these receivables from Equipment Operations, manages the deal credit exposure, controls losses and provides funding. Equipment Operations reimburses Financial Services for interest free or low rate financing. This is included in Interest compensation to Financial Services. Interest compensation to Financial Services by Equipment Operations increased by $76 million in 2006 to $235 million because of higher balances of interest free financing provided and the full year impact in 2006 of our initiative to centralize management of wholesale receivables within Financial Services.

Other, net increased to $359 million in 2006 from $280 million in 2005. The increase in Other, net was primarily attributable to increased inactive employee benefit costs and higher litigation and product liability provisions.

Tax Rates—Consolidated

For the year ended December 31, 2006, our effective income tax rate was 39.6%. Our effective tax rate differs from the Netherlands statutory rate of 29.6% due primarily to higher tax rates in certain jurisdictions, reversal of valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more likely than not that the assets will be realized, impact of utilizing tax losses against which valuation allowances were recorded, and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized. Also, see “Note 10: Income Taxes” of our consolidated financial statements.

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

During 2006, all of the currencies of our major operations, as compared with the U.S. dollar, strengthened except for the Australian dollar which weakened 1.2% and the Japanese yen which weakened 5.7%. Specifically the British pound (1.2%), the Euro (0.9%), the Canadian dollar (7.1%), and the Brazilian real (11.7%) strengthened when compared to the U.S. dollar. The impact of all currency movements (including translation, transaction and hedging activities) increased net sales by $183 million or 1.5% and increased the gross margin in dollars by $66 million or 3.0%. However, the impact on net income was an increase of $55 million, as SG&A and R&D costs increased by $10 million.

Application of Critical Accounting Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the Audit Committee of our Board of Directors. We believe that our critical accounting estimates, which are those that require management’s subjective and complex judgments, are summarized below. Our other accounting policies are described in the notes to the consolidated financial statements.

Allowance for Credit Losses

Our wholesale and retail notes receivables have a significant concentration of credit risk in the agricultural and construction equipment industry and are subject to potential credit losses. We have provided for the expected credit losses (“allowance for credit losses”) based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs and collections. We believe that our reserves are adequate; however, if the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

The total allowance for credit losses at December 31, 2007, 2006, and 2005 were $302 million, $258 million, and $247 million, respectively. The total allowances for credit losses increased in both 2007 and 2006 primarily due to an increase in the size of the portfolios and the further aging of the collateral related to Brazilian Agricultural portfolio.

The assumptions used in evaluating our exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Holding other estimates constant, a 0.1 percentage point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $13 million to the allowance for credit losses at December 31, 2007.

Equipment on Operating Lease Residual Values

Our Financial Service segment purchases equipment from independent third parties and leases it to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. Financial Services’ decision on whether or not to offer lease financing to customers is based upon, in part, estimated residual values of the leased equipment, which are estimated at the lease inception date and periodically updated. Realization of the residual values, a component in the profitability of a lease transaction, is dependent on our ability to market the equipment at lease termination under the then prevailing market conditions. We continually evaluate whether events and circumstances have impacted the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

Total operating lease residual values at December 31 2007, 2006, and 2005 were $289 million, $143 million, and $108 million, respectively.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5% from our present estimates, the total impact would be to increase our depreciation on equipment on operating leases by approximately $15 million. This amount would be charged to depreciation during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

Off-Balance Sheet Financing

In connection with our securitization of retail receivables, we retain interest-only strips and other interests in the securitized receivables. Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. Our retained interests are subordinate to the investors’ interests. Gain or loss on sale of receivables depends in part on the fair value of the retained interests at the date of transfer. Additionally, retained interests after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. We estimate fair value based on the present value of future expected cash flows using our estimate of key assumptions—credit losses, prepayment spreads, and discount rates commensurate with the risks involved. While we use our best estimates, there can be significant differences between those estimates and actual results.

The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2007, are as follows:

	Weighted Average Assumptions	10% Change	20% Change
		(in millions)
Constant prepayment rate	17.36%	$0.1	$0.4
Expected credit loss rate	0.76%	$3.3	$6.6
Discount rate	10.19%	$3.9	$7.8
Remaining maturity in months	15

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

Recoverability of Long-lived Assets

Long-lived assets includes property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. We evaluate the recoverability of property, plant and equipment and finite-lived other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess the recoverability of property, plant and equipment and finite-lived other intangible assets by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Goodwill and indefinite-lived other intangible assets are tested for impairment annually, and they will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. During 2007 and 2006, we performed our annual impairment review during the fourth quarter and concluded that there was no impairment in either year.

Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of goodwill. Beginning in 2006, we have identified five reporting units: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands, and Financial Services. To determine fair value, we have relied on two valuation models: guideline company method and discounted cash flow.

Our estimates of cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions and the achievement of the anticipated benefits of our profit improvement initiatives. Based on our estimates of cash flows, we have not recorded any impairments.

Sales Allowances

We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the dealer. The amounts of incentives to be paid are estimated based upon historical data, future market demand for our products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to increase customer incentives possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

The sales incentive accruals at December 31, 2007, 2006, and 2005 were $607 million, $552 million, and $533 million, respectively. The incentive accruals increased during 2007 and 2006 primarily due to revenue growth.

The estimation of the sales allowance accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales allowance costs to net sales from dealers. Over the last three years, this percent has varied by approximately plus or minus 1.1 percentage points, comparing the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if this experience were to increase or decrease 1.1 percentage points, the sales allowances for the year ended December 31, 2007, would increase or decrease by approximately $165 million.

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

The product warranty, extended warranty and campaign accruals at December 31, 2007, 2006, and 2005 were $297 million, $277 million, and $247 million, respectively. The increases in 2007 and 2006 were primarily due to revenue growth. Our intensified focus on improving product quality and reliability led to a decrease in the accruals as a percentage of sales in 2007.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last three years, this percentage has varied by approximately 0.25 percentage points, comparing the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.25 percentage points, the warranty expense for the year ended December 31, 2007, would increase or decrease by approximately $37 million.

Reference is made to “Note 14: Commitments and Contingencies” of our consolidated financial statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Benefits

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements, we sponsor pension and other retirement plans in various countries. In the U.S. and the U.K., we have major defined benefit pension plans that are separately funded. Our pension plans in Germany and certain other countries, however, are not funded. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors, which attempt to anticipate future events. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of income but have been recognized in equity under SFAS 158. We recognize net gain or loss as a component of our pension and other retirement plans expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on 2007 pension and other postretirement benefit costs and obligations:

	2007 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits—U.S.:
Assumed discount rate	(9.1)	8.7	(101.9)	112.6
Expected long-term rate of return on plan assets	(9.5)	9.5	N/A	N/A
Pension benefits—International:
Assumed discount rate	(10.7)	15.0	(255.9)	298.0
Expected rate of compensation increase	8.0	(8.4)	58.1	(54.3)
Expected long-term rate of return on plan assets	(11.4)	11.4	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(14.5)	16.0	(109.5)	120.9
Assumed health care cost trend rate (initial and ultimate)	31.4	(25.2)	107.3	(91.1)

The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2007, were based on the Citigroup Pension Discount Curve which is the methodology commonly applied by our current actuaries for the U.S. plans. The Citigroup Pension Discount Curve is derived by adding an average of option-adjusted spreads drawn from double-A corporate bonds to a U.S. Treasury par curve that reflects the entire Treasury coupon and STRIPS market. Citigroup publishes the Pension Discount Curve on a monthly basis. The discount rate assumptions used to determine the U.S. obligations at December 31, 2006, were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005 were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.

The expected weighted-average rate of return on plan assets was 8.25% for 2007 and 2006 for U.S. plans. The expected weighted-average rate of return on plan assets was 7.00% and 7.01% for 2007 and 2006, respectively, for non-U.S. plans (primarily in the U.K. and Canada).

The actual return on plan assets in 2007 was 4.1% for U.S. plan assets and 7.6% for U.K. plan assets, which were comparable to market conditions.

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

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost shifting, utilization changes, aging population and changing mix of medical services.

Our claims experience was better than expected, which is reflected in lower than expected per capita claims costs. Claim costs are approximately 14% lower than anticipated. This experience is partially driven by greater discounts that are expected to continue in future years. Based on this experience, as well as national employer survey data showing lower anticipated and experienced trend rates we lowered our healthcare trend rate from 10% to 9% for 2008.

Product Liability Reserve

Our product liability reserve is established based upon reported claims and actuarial estimates for incurred but not reported losses. This reserve is based on estimates and ultimate resolution amounts may vary significantly from our estimates due to changes in the estimated potential liability relating to a particular matter, judicial rulings, an increase or decrease in the number of claims, or other factors. Although management believes that the judgments and estimates underlying such reserves are reasonable, actual results could differ from these estimates.

Realization of Deferred Tax Assets

We have deferred tax assets of $2.2 billion and a valuation allowance against these assets of $0.8 billion as of December 31, 2007. Of this amount, $0.9 billion of the deferred tax assets and a corresponding valuation allowance of $0.8 billion relate to tax loss carry forwards.

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

Unrecognized Tax Benefits

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. We believe that some of our tax positions could be challenged by the taxing authorities. The estimate of our unrecognized tax benefits contain uncertainties because management must use judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution. Reference is made to “Note 10: Income Taxes” of our consolidated financial statements for further information on our accounting for uncertainty in income taxes.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”). SFAS No. 141 Revised establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. CNH is in the process of evaluating the impact SFAS No. 141 Revised will have on its financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. CNH is in the process of determining the impact SFAS No. 160 will have on its financial condition and results of operations.

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. CNH anticipates that SFAS No. 159 will not have an impact on CNH’s financial position and results of operations, as the Company does not intend to elect the fair value option for eligible items.

In September, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for fiscal 2008, CNH will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP No. FAS 157-2. CNH has determined that the partial adoption of SFAS No. 157 will not have a material impact to its financial position and results of operations.

B. Liquidity and Capital Resources.

The following discussion of liquidity and capital resources principally focuses on consolidated statements of cash flows, our consolidated balance sheets and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures, including acquisitions, and debt service at least through the end of 2008.

Cash Flows

Our cash flows from operating activities are primarily a result of net income, adjusted for non-cash provisions and working capital requirements. Our cash flows from investing and financing activities principally reflect capital expenditures, changes in deposits with Fiat affiliates’ cash management pools, our level of investment in financial receivables, changes in our funding structure and dividend payments.

The $149 million decrease in consolidated cash and cash equivalents, during the year ended December 31, 2007, reflects the utilization of cash in our investing and operating activities, which more than offset the positive cash flow from financing activities. Cash and cash equivalents at Financial Services increased by $149 million, while cash and cash equivalents at Equipment Operations decreased by $298 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2007	2006	2005
	(in millions)
Equipment Operations	$1,001	$715	$849
Financial Services	(1,034)	(39)	(240)
Eliminations	(62)	(69)	(60)

Consolidated	$(95)	$607	$549

Equipment Operations generated $1,001 million of operating cash flow in 2007 from net income of $559 million, adjusted for non-cash provisions and increases in inventory, accounts payables and accrued liabilities related to our higher volume of sales activity. The increase in year-over-year cash flows from operating activities in Equipment Operations reflects a decrease in working capital, growth of net income which was up from $292 million in 2006, partially offset by a higher level of cash paid for pension and OPEB benefits and cash restructuring payments.

Financial Services used $1,034 million of cash for operating activities in 2007, resulting primarily from a $1,747 million increase in dealer receivables partially offset by net income of $229 million and decreases in other assets of $341 million. The year-over-year increase in receivables from operating activities of Financial Services is primarily attributable to an increase in the wholesale portfolio in North America and Brazil, and in Europe where the consolidation of the special purpose trust used to securitize certain wholesale receivables in Europe was funded through related party debt. The consolidation of these previously sold receivables resulted in an increase in dealer receivables of approximately $1.0 billion.

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2007	2006	2005
	(in millions)
Equipment Operations	$(890)	$(88)	$331
Financial Services	(1,502)	(346)	172
Eliminations	—	—	13

Consolidated	$(2,392)	$(434)	$516

The utilization of the cash flows in investing activities at Equipment Operations reflects our increased capital expenditures and an increase of $548 million in the deposits in the Fiat affiliates’ cash management pools. Capital expenditures of $333 million were principally related to our initiatives to introduce new products, enhance manufacturing efficiency, further integrate our operations and expand environmental and safety programs.

Cash flows used in investing activities at Financial Services totaled $1,502 million resulting from $7,469 million of investment in retail receivables, up $1,349 from 2006, and investments in equipment on operating leases of $377 million up $204 million from 2006. Partially offsetting these uses of cash were proceeds from retail securitizations of $2,459 million, collections of retail receivables of $3,830 million and collections of retained interests of $60 million resulting from previous securitization transactions which were up $456 million from 2006.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2007	2006	2005
	(in millions)
Equipment Operations	$(432)	$(792)	$(952)
Financial Services	2,608	447	132
Eliminations	62	69	47

Consolidated	$2,238	$(276)	$(773)

At Equipment Operations, proceeds from Fiat term funding in the amount of $800 million were principally used to finance early redemption of Case New Holland, Inc.’s 9 1/4% Senior Notes due 2011. Cash from operating activities and increases in borrowings under short-term revolving facilities and existing liquidity mainly funded the increase of $281 million of intersegment notes and the payment of $59 million in dividends to common shareholders.

Cash flows provided by financing activities for Financial Services of $2,608 million reflects additional short-term borrowings, mainly intercompany notes from Equipment Operations of $281 million and Fiat short- and long-term financing of $2,625 million, offset by a decrease in third party funding of $236 million. The increase in financing activity was used to fund increased levels of receivable activity, fund the consolidation of the special purpose trust used to securitize certain wholesale receivables in Europe and fund the reduced use of ABS financing. In 2007, Financial Services paid dividends and returned capital to Equipment Operations of $62 million, compared to $69 million in 2006.

Credit Ratings

As of the date of this report, our long-term unsecured debt was rated BB+ (positive outlook) by S&P; Ba3 (stable outlook) by Moody’s; and BB High (positive trend) by DBRS.

As of the date of this report, Fiat’s long-term unsecured debt was rated BB+ (positive outlook) by S&P; Ba1 (positive outlook) by Moody’s; BB High (positive trend) by DBRS and BBB- (stable outlook) by Fitch.

Recent ratings actions include:

•	On January 24, 2008, Moody’s affirmed Fiat’s long-term senior unsecured debt rating to Ba1 with a positive outlook.

•

On August 23, 2007, DBRS affirmed CNH’s BB High corporate credit ratings, revised its rating outlook to positive from stable and upgraded Fiat’s long-term senior unsecured debt rating to BB High with a positive outlook.

•	On August 22, 2007, Moody’s upgraded Fiat’s long-term senior unsecured debt rating to Ba1 with a positive outlook.

•	On June 18, 2007, Fitch upgraded Fiat’s long-term senior unsecured debt rating to BBB- with a stable outlook.

•	On May 31, 2007, S&P upgraded Fiat’s and CNH’s BB corporate credit ratings to BB+ and affirmed its rating outlook to positive.

•	On March 12, 2007, Moody’s affirmed CNH’s Ba3 corporate credit ratings and revised its rating outlook to stable from negative.

•	On February 12, 2007, Moody’s upgraded Fiat’s long-term senior unsecured debt rating to Ba2 with a positive outlook.

•	On January 26, 2007, S&P affirmed Fiat’s and CNH’s BB corporate credit ratings and revised its rating outlook for each to positive from stable.

•	On January 26, 2007, Fitch upgraded Fiat’s long-term senior unsecured debt rating to BB with a positive outlook.

•	On April 8, 2006, S&P upgraded Fiat’s and CNH’s corporate credit ratings to BB (stable outlook).

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

•

As funding needs of Equipment Operations are determined to be of a longer-term nature, we will access public medium- and long-term debt markets or Fiat, as appropriate, to refinance borrowings and replenish our liquidity.

•

We maintain unutilized committed lines of credit and other liquidity facilities, complemented by available cash and cash equivalents and deposits in Fiat affiliates’ cash management pools, to cover our expected funding needs on both a short-term and long-term basis.

•

The most significant source of liquidity for our Financial Services business is asset securitizations of the receivables we originate, including wholesale receivables purchased from Equipment Operations. We will continue to cultivate our access to ABS markets and ABCP programs worldwide, tailoring our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks.

•

At the times or in the markets where ABS transactions and ABCP programs do not reflect competitive funding conditions, we will integrate our funding strategy for Financial Services with alternative sources of financing, determined on a case by case basis. Alternative means of funding could include bank facilities, both short-and long-term, capital market transactions, private placements of notes and borrowings from Fiat affiliates, either through cash pooling arrangements or term loans.

•

In Brazil, Financial Services continues to utilize financing provided by the Brazilian development agencies to support the growth of the agricultural sector of the economy and issuances of certificates of deposit.

•	Financial Services has also relied in the past and may continue to rely on intersegment notes from Equipment Operations.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support their business, including through equity investments by global or regional partners in joint venture or partnership opportunities (similar to our arrangement entered into with BPLG), additional funding from Fiat, new funding arrangements or a combination of any of the foregoing.

Consolidated Debt

As of December 31, 2007, and 2006, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions)
Long-term debt excluding current maturities	$3,880	$4,072	$2,177	$2,366	$1,703	$1,803
Current maturities of long-term debt	1,487	1,060	2	53	1,485	1,007
Short-term debt	4,269	1,270	728	488	5,372	2,130

Total debt	$9,636	$6,402	$2,907	$2,907	$8,560	$4,940

As of December 31, 2007, we had a combined $2.3 billion of cash and cash equivalents and deposits in Fiat affiliates’ cash management pools available, an increase of $585 million compared to $1.7 billion as of December 31, 2006.

We believe that Net Debt, defined as total debt less intersegment notes receivable, deposits in Fiat affiliates’ cash management pools and cash and cash equivalents, is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the sum of Net Debt and Total Shareholders’ Equity. Net Debt and Net Capitalization are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2007 and 2006 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions, except percentages)
Total debt	$9,636	$6,402	$2,907	$2,907	$8,560	$4,940
Less:
Cash and cash equivalents	1,025	1,174	405	703	620	471
Deposits with Fiat	1,231	497	1,157	496	74	1
Intersegment notes receivables	—	—	1,831	1,445	—	—

Net debt	7,380	4,731	(486)	263	7,866	4,468
Total shareholders’ equity	6,302	5,120	6,302	5,120	2,099	1,788

Net capitalization	$13,682	$9,851	$5,816	$5,383	$9,965	$6,256

Net debt to net capitalization	54%	48%	(8)%	5%	79%	71%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions, except percentages)
Total debt	$9,636	$6,402	$2,907	$2,907	$8,560	$4,940
Total shareholders’ equity	6,302	5,120	6,302	5,120	2,099	1,788

Total capitalization	$15,938	$11,522	$9,209	$8,027	$10,659	$6,728

Total debt to total capitalization	60%	56%	32%	36%	80%	73%

The Net Cash position of Equipment Operations in 2007, compared to a Net Debt position in 2006, primarily reflects positive cash flow from operations, including earnings and the reduction of working capital. This latter was driven by the increased level of payables, reflecting the incremental increases in production, partially offset by the increases in the wholesale receivable activity in Europe and Latin America.

The increase in Financial Services Net Debt principally reflects higher managed receivables portfolios, the consolidation of the special purpose trust used to securitize certain wholesale receivables in Europe and the reduced use of ABS wholesale conduit facilities funded by new Fiat financing.

Long term debt

As of December 31, 2007, our consolidated long-term debt was $5.4 billion, including $1.5 billion of current maturities, compared to $5.1 billion and $1.1 billion, respectively, as of the end of the prior year.

Equipment Operations long-term debt as of December 31, 2007, which was $2.2 billion, including $2 million of current maturities, consisted of bonds and medium-term notes in the aggregate amount of approximately $1.2 billion, two long-term loans from a Fiat treasury subsidiary in the aggregate amount of $800 million and medium-term loans with third parties in the aggregate amount of $138 million. As of December 31, 2007, Financial Services long-term debt was $3.2 billion, including $1.5 billion of current maturities, and consisted primarily of $1.8 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, $868 million of borrowing from Fiat and $531 million of borrowing from third parties.

On August 1, 2007, Case New Holland, Inc. redeemed the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011, with a combination of cash and term financing. The term financing consisted of two loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, with both loans maturing in 2017. The redemption improved our balance sheet and reduced future interest expense. Charges to redeem the notes and to write-off remaining unamortized issuance costs totaled $57 million and were recorded during the third quarter of 2007.

On May 18, 2004, Case New Holland, Inc. issued a total of $500 million of 6% Senior Notes due 2009, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries. The 6% Senior Notes are redeemable at Case New Holland, Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the indenture governing the 6% Senior Notes.

On March 3, 2006, Case New Holland, Inc. issued a total of $500 million of its 7.125% Senior Notes. The 7.125% Senior Notes, which are fully and unconditionally guaranteed by us and certain of our direct and indirect subsidiaries, are due in 2014. Case New Holland, Inc. principally used the proceeds from the offering to refinance debt with or guaranteed by Fiat. The 2014 Senior Notes are redeemable starting from March 1, 2010 at certain redemption prices.

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7 1/4% Senior Notes due 2016 at a nominal discount. The 7 1/4% notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999 these notes have been fully guaranteed by CNH.

Certificates of deposit

Our Brazilian Financial Services subsidiary, Banco CNH, continued its local certificate of deposit program and had $277 million outstanding as of December 31, 2007 of which $127 million is included in short-term debt—Fiat affiliates, $61 million is included in short term debt—other and $89 million is included in intersegment short-term debt. Banco CNH has obtained local credit ratings by Fitch Ratings of AA- for its long-term obligations and F1+ for its short-term obligations, an improvement versus prior year ratings at A+ and F1 respectively.

Credit and liquidity facilities

As of December 31, 2007, we had approximately $4.5 billion available under our $9.8 billion total lines of credit, including the asset-backed liquidity facilities described below. Approximately $2.3 billion of the total $5.3 billion drawn under such lines is classified as long-term debt (including current maturities) and consists primarily of the drawdowns under the $1.0 billion facility granted by a Fiat treasury subsidiary to Financial Services and under the $1.8 billion committed credit lines utilized by Financial Services in Brazil. Our ability to incur additional debt may be limited by certain covenants in the Senior Notes as discussed above and our bank credit agreements.

The following table summarizes our credit facilities at December 31, 2007:

		Facility
					Drawn
	Borrower (A)	Currency	Maturity	Total	Equipment Operations		Financial Services		Total		Available	Guarantor
					Due in 2008	Due after 2008	Due in 2008	Due after 2008	Due in 2008	Due after 2008
				(in millions)
Committed lines:
Revolving credit facility — certain treasury subsidiaries of Fiat	Both	Multiple	February 2008 (B)	$1,000	$174	$—	$291	$—	$465	$—	$535
Revolving credit facility — other	EO	Multiple	August 2010	442	—	—	—	—	—	—	442	Fiat
BNDES Subsidized Financing	FS	Brazil Real	Various from January 2008 to December 2013	1,789	—	—	981	808	981	808	—	Fiat	(C)
Various credit lines — other	EO	Brazil Real	Various from January 2008 to December 2012	234	117	117	—	—	117	117	—
Various credit lines — other	FS	Australia $	Various from January 2008 to September 2008	105	—	—	—	—	—	—	105

Total				3,570	291	117	1,272	808	1,563	925	1,082

Uncommitted Lines:
Revolving shared credit facility — other	EO	Multiple	August 2010	1,030	—	—	—	—	—	—	1,030	Fiat
ABCP facilities:
Receivable securitizations	FS	US$	January 2008 (D)	1,200	—	—	547	—	547	—	653
Credit cards securitizations	FS	US$	June 2008	200	—	—	171	—	171	—	29
Receivable securitizations	FS	Canada $	July 2008	306	—	—	212	—	212	—	94
Receivable securitizations	FS	Australia $	March 2008	387	—	—	353	—	353	—	34
Retained interest securitizations	FS	US$	December 2008	300	—	—	85	—	85	—	215
Uncommitted lines with Fiat	FS	Multiple	Various from November 2011 to March 2012	2,444	—	—	1,010	138	1,010	138	1,296	Fiat
Factoring lines	EO	Multiple	January 2008	310	310	—	—	—	310	—	—
Other	EO	Multiple	January 2008	15	2	—	—	—	2	—	13	Fiat	(E)

Total				6,192	312	—	2,378	138	2,690	138	3,364

Total credit facilities				$9,762	603	117	3,650	946	4,253	1,063	$4,446

Amount above with or guaranteed by Fiat affiliates				$5,889	$174	$—	$2,261	$138	$2,435	$138	$3,316

(A)	Borrower is either an Equipment Operations (“EO”) entity, a Financial Services (“FS”) entity or Both.

(B)	In February 2008, this facility was replaced by a new $1.0 billion committed revolving facility maturing on February 27, 2009.

(C)	Up to $960 million (1.7 billion Brazilian real) of subsidized financing provided by Banco Nacional de Desenvolvimento Ecomomico e Social (“BNDES”) is guaranteed by Fiat.

(D)	Subsequent to December 31, 2007, this facility was extended through January 2009.

(E)	Includes a $13 million uncommitted line guaranteed by Fiat. As of December 31, 2007, this line was fully available to be borrowed under.

Committed lines of credit

As of December 31, 2007, we had $1.1 billion available committed lines of credit.

The $1.0 billion revolving credit facility with Fiat matured on February 28, 2008. This facility was replaced by a new $1.0 billion committed revolving credit facility maturing on February 27, 2009. It serves as the umbrella under which we borrow from Fiat and its affiliates for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat affiliates.

The €300 million ($442 million) syndicated credit facility represents the amount allocated to us by Fiat under a €1.0 billion ($1.5 billion) Fiat syndicated credit facility. In August 2007, the maturity of this facility was extended from July 2008 to August, 2010. It remained undrawn as of December 31, 2007. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the credit facility (other than CNH) have jointly and severally guaranteed the performance of the obligations of all borrowers under the facility. This facility contains a number of affirmative and negative covenants, including a financial covenant based on Fiat results, limitations on indebtedness, liens and sale of assets, and certain reporting obligations. Failure to comply with these covenants could cause a default under the agreement which might result in all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this facility, CNH is required to pay a commitment fee, the calculation of which takes into account the Fiat credit rating and the unused portion of the €300 million ($442 million) allocation as well as its pro rata share (based on the number of borrowers from time to time) of the remaining commitment fees and other fees relating to the facility.

As described elsewhere in this annual report, Financial Services participates in the MODERFROTA program sponsored by BNDES, a development agency of the government of Brazil. Under the original provisions of the program, BNDES provided credit facilities of $960 million guaranteed by Fiat. During 2005, 2006, and 2007, BNDES instituted debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. At December 31, 2007, the outstanding balance under the program is $1.8 billion. Repayment to BNDES under the credit facilities is proportionate to amounts due from farmers to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

Uncommitted lines of credit

Our $3.8 billion of uncommitted lines of credit (excluding ABCP liquidity facilities) as of December 31, 2007, primarily reflects the €700 million ($1 billion) portion of the €1.0 billion ($1.5 billion) syndicated credit facility shared with other Fiat entities and €1.7 billion ($2.5 billion) lines from Fiat treasury subsidiaries to Financial Services.

Asset-backed programs

We also have access to ABCP liquidity facilities through which we may sell retail receivables generated by Financial Services in the United States, Australia and Canada. We utilize these facilities to fund the origination of receivables prior to selling such receivables in the term ABS markets or funding such receivables through alternative sources. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.4 billion.

In January 2008, we extended the U.S. ABCP facility through January 2009.

Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable

Cash and cash equivalents were $1.0 billion as of December 31, 2007, compared to $1.2 billion as of December 31, 2006. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2007, and 2006.

	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions)
Cash and cash equivalents	$1,025	$1,174	$405	$703	$620	$471

Deposits with Fiat	$1,231	$497	$1,157	$496	$74	$1

Intersegment notes receivable:
Short-term	$—	$—	$1,831	$1,348	$—	$—
Long-term	—	—	—	97	—	—

Total intersegment notes receivables	$—	$—	$1,831	$1,445	$—	$—

The amount of deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide.

As of December 31, 2007, Equipment Operations held a total of $1.8 billion in intersegment notes receivable from Financial Services subsidiaries. The short-term notes held by Equipment Operations typically represent a form of cash management optimization, in place in jurisdictions where at present the most efficient structure is for Equipment Operations to lend directly to Financial Services, such as in the U.S., Canada, and Australia.

Debt and Deposits with Fiat

Our debt and deposits with Fiat as of December 31, 2007 and 2006, respectively, are set forth in the following table:

	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions)
Long-term debt with Fiat excluding current maturities	$1,515	$19	$800	$—	$715	$19
Current maturities of long-term debt with Fiat	153	33	—	—	153	33
Short-term debt with Fiat	2,562	438	263	260	2,299	178

Total debt with Fiat	4,230	490	1,063	260	3,167	230
Less (deposits) with Fiat	(1,231)	(497)	(1,157)	(496)	(74)	(1)

Net Debt and deposits with Fiat	$2,999	$(7)	$(94)	$(236)	$3,093	$229

On December 31, 2007, our outstanding consolidated debt with Fiat and its affiliates was $4.2 billion, or 44% of our consolidated debt, compared to $490 million or 8% as of December 31, 2006.

Among the various reasons for this increase in our consolidated debt with Fiat was the redemption in August 2007 of Case New Holland, Inc.’s $1.05 billion 9 1/4% Senior Notes due 2011, using a combination of cash and term financing. The term financing consisted of two loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, with both loans maturing in 2017. Other factors contributing to the increase were the consolidation and funding of the special purpose trust in Europe, with about $1.0 billion of wholesale receivables brought on-balance sheet, and the reduction of an ABS wholesale conduit facility in the U.S. for $400 million in the first half of 2007. The balance of the increase was due to incremental receivables being funded on the books of Financial Services in Europe for $1.3 billion and to the lack of an ABS transaction in Canada, for $200 million.

The total consolidated debt with Fiat and its affiliates outstanding as of December 31, 2007 also included $465 million in short-term debt drawn under a $1.0 billion revolving credit facility with a maturity date of February 28, 2008. In February 2008, this revolving credit facility was replaced by a new $1.0 billion revolving credit facility with Fiat treasury subsidiaries which facility matures on February 27, 2009.

Like other companies that are part of global groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or may be applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa.

At December 31, 2007, CNH had approximately $1.2 billion of cash deposited in the Fiat affiliates’ cash management pools compared with $497 million at the end of the prior year.

The total amount deposited in the Fiat affiliates’ cash management pools as of December 31, 2007, included $245 million deposited by our subsidiaries in the United States and in Canada, $533 million deposited by certain of our European subsidiaries with a treasury subsidiary managing cash in most of Europe excluding Italy, and $396 million deposited by our Italian subsidiaries with a treasury subsidiary managing cash in Italy. As of December 31, 2007 our aggregate debt exposure towards Fiat treasury subsidiaries was $ 4.2 billion, thus exceeding the amounts deposited with them by $3.0 billion.

Securitization

The following table summarizes the principal amount of our retail and wholesale ABS programs in the United States, Canada, Australia and Europe, and classified as off-balance sheet at December 31, 2007, and 2006:

	2007	2006
	(in millions)
Wholesale receivables	$2,305	$3,650
Retail and other notes and finance leases	4,640	4,873

Total	$6,945	$8,523

Wholesale

We sell wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to a wholly-owned Special Purpose Entity (“SPE”), which is consolidated by CNH, but legally isolates the receivables from our creditors. Upon the sale of receivables to a qualifying special purpose entity (“QSPE”) in a securitization transaction, receivables are removed from our consolidated balance sheet and proceeds are received for the difference between the receivables sold and the retained undivided interests held by us. These transactions are utilized as an alternative to the issuance of debt and allow us to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

In the event charge-offs reduce the pool of receivables sold, the investors in the facility have recourse against our retained undivided interests in the sold receivables. The amounts of these retained undivided interests fluctuate with the size of the sold portfolio, as they are specified as percentages of the sold receivables. Investors have no recourse to us in excess of the retained undivided interests. We continue to service the sold receivables and receive a fee, which approximates the fair value of the services provided.

The facilities consist of a master trust facility in each of the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes with a three year maturity issued in June, 2005, $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, and a 364-day, $400 million conduit facility that is renewable annually (June, 2008) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$190 million ($194 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006, and a 364-day C$150 million ($153 million) conduit facility that is renewable annually (August, 2008 at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$180 million ($158 million) conduit facility that is renewable annually (May, 2008) at the sole discretion of the purchaser.

In August 2007, Financial Services acquired a special purpose trust used to securitize certain wholesale receivables in Europe. Subsequently, Financial Services repaid investors in the special purpose trust through an increase in a debt facility with a related party. At that time, Financial Services consolidated approximately $1.0 billion of previously sold wholesale receivables on its balance sheet.

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

As of December 31, 2007, CNH had the following wholesale receivable securitization facilities:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,304	$2,304		$1,900	$1,900		$404	$404
Canada	C$	451	460	C$	340	347	C$	111	113
Australia	A$	94	82	A$	67	59	A$	27	23

As of December 31, 2006, CNH had the following wholesale receivable securitization facilities:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,770	$2,770		$2,297	$2,297		$473	$473
Canada	C$	703	606	C$	540	466	C$	163	140
Europe		€866	1,141		€628	827		€238	314
Australia	A$	103	82	A$	76	60	A$	27	22

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

We maintain access to the asset-backed term market in the United States, Canada, and Australia. During 2007, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $2.4 billion in retail asset-backed transactions and SPE affiliates of our Canadian Financial Services’ subsidiaries executed C$10 million ($9 million) in retail asset-backed transactions, which related to the 2006 asset-backed transaction. No new asset-backed transactions were done in Canada in 2007. The securities in each of these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through our dealerships. Financial Services applied the proceeds from the securitizations to repay outstanding debt. At December 31, 2007, $4.6 billion of asset-backed securities issued to investors out of the U.S., Canadian and Australian SPEs were outstanding with a weighted average remaining maturity between 20 and 21 months.

During 2007, a decline in investor sentiment caused the securitization market to contract resulting in a reduction in the availability of securitization funding and gains resulting from such transactions. Due to the contraction in the retail securitization market in 2007, we relied more heavily upon ABCP sources of funding in Australia and Canada and results from securitization transactions in the United States were less than historical levels.

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

We intend to continue our financing activity in the United States, Canadian and Australian asset-backed term markets depending on continued market interest and other economic factors.

Our ABS program is further described in “Note 3: Accounts and Notes Receivable,” of our consolidated financial statements.

Other Restricted Receivables

A portion of our retail note securitizations are accounted for as secured borrowings. Retail notes related to these programs were transferred, without recourse, to bankruptcy remote SPEs which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the retail notes are transferred are included in the Company’s consolidated balance sheets as the transactions do not meet the criteria for sale under SFAS No. 140.

The following table summarizes CNH’s other restricted receivables at December 31, 2007, and 2006:

	2007	2006
	(in millions)
ABCP conduit facilities	$1,220	$441
Australia retail receivables	288	456
U.S. retained undivided interests	136	185
U.S. credit card receivables	183	174

Total other restricted receivables	$1,827	$1,256

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

The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our estimated obligations. At December 31, 2007 and 2006, our pension plans had an underfunded status of approximately $777 million and $947 million, respectively. Pension plan obligations for plans that we do not currently fund were $545 million and $553 million at December 31, 2007, and 2006, respectively.

During 2007, we contributed $104 million to our pension benefit plans. The improvement in the funded status of our pension benefit plans in 2007 is mainly attributable to these contributions, and overall favorable returns on assets which offset benefit payments and other factors. Actual rates of return for U.S. and U.K. plans, our primary plans, were positive at 4.1% and 7.6%, respectively.

The Pension Protection Act of 2006 (“PPA”) was enacted in August, 2006, and established, among other things, new standards for funding of U.S. defined benefit pension plans. One of the primary objectives of the PPA is to improve the financial integrity of underfunded plans through the requirement of additional contributions. We are evaluating the PPA and whether to retain or forgo the unused funding standard accounts credit balance (“Credit Balance”) which we generated by making contributions in excess of the required minimum funding in prior years. Under current assumptions, should we retain the Credit Balance cash funding requirements would be $0 until 2011 and $20 million for each year 2012 through 2015, at which time the plan projected to be fully funded. The minimum contribution level should we decide not to retain the Credit Balance under current assumptions would be $26 million in 2009 trending down to $15 million in 2012, with the plan projected to be fully funded by 2013. For 2008, the Company anticipates making a discretionary contribution of up to $22 million, which will have an impact on future funding requirements. We will continue to consider making discretionary contributions to our own pension and other benefit plans in the future, based on availability of cash and other options available to us.

Further funding requirements. During 2007, we contributed $30 million to our U.S. defined benefit pension plan trust and we anticipate that we will make contributions in 2008 of up to $25 million. During 2007, we contributed $74 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions in 2008 of up to $47 million.

Other Postretirement Benefit Obligations

Current funding and asset allocation. These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At December 31, 2007, and 2006, our other postretirement benefit obligations had an underfunded status of $1.2 billion, and $1.5 billion, respectively.

Further funding requirements. During 2007, we made a voluntary contribution of $70 million to one of our U.S. retiree medical plans. We are not required by law or labor agreements to make contributions to our other postretirement benefit plans. We anticipate that cash requirements for other postretirement employee benefit costs will be consistent in 2008 when compared to 2007.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $409 million, $367 million, and $303 million of R&D costs in the years ended December 31, 2007, 2006, and 2005, respectively.

We also benefit from the R&D expenditures of our unconsolidated joint ventures, whose expenditures are not included in our R&D figures, and from the continuing engineering efforts of our suppliers.

Patents and Trademarks

Agricultural Equipment—We are promoting the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products. We sell some products under heritage brand names or sub-brand names such as Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler.

Construction Equipment—For construction equipment under New Holland, we are promoting the New Holland and Kobelco brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and trademark.

Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks.

We, through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,500 patents and over 900 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.

Agricultural Equipment Market Outlook

CNH expects U.S. net farm income in 2008 to be above the record levels of 2007, bolstered by high corn, wheat, soybean, cotton and sugar prices. For the full year, CNH expects North American industry retail sales of over-40 horsepower tractors to be up, compared with 2007, with stronger sales of over-140 horsepower tractors. CNH expects industry retail unit sales of combines in North America to increase modestly compared with 2007. CNH expects industry retail units of under-40 horsepower tractors, which are more closely aligned with residential construction and overall GDP, to be flat to down slightly with the total North American industry flat.

Outside of North America, for the full year, CNH expects industry retail unit sales of tractors to be flat to up slightly, compared with 2007, with industry sales in the Latin American market continuing to improve. CNH expects tractor industry unit sales in Western Europe to be flat and in Rest of World markets to be flat to up slightly from 2007 levels.

CNH expects worldwide industry unit retail sales of over-40 horsepower and total agricultural tractors to be up slightly compared with 2007. CNH expects combine sales to be strong compared with 2007, and up in every major market.

Construction Equipment Market Outlook

For the full year, CNH expects North American industry retail unit sales of both heavy and light construction equipment to be down compared with 2007, as housing starts and activity levels continue to decline.

For the year, CNH expects both heavy and light construction equipment industry retail unit sales outside of North America to be flat to up slightly compared with 2007. CNH expects industry sales of total heavy and light equipment to be flat to down slightly in Western Europe, up modestly in Latin America and with stronger growth in Rest of World markets.

In total, CNH expects worldwide industry retail unit sales of both heavy and light construction equipment to be flat to up slightly compared with 2007.

E. Off-Balance Sheet Arrangements.

We have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Application of Critical Accounting Estimates—Off-Balance Sheet Financing” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2007, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt	$5,367	$1,487	$1,924	$371	$1,585
Interest on fixed rate debt(1)	1,397	277	463	365	292
Interest on floating rate debt(1)	1,638	370	587	557	124
Operating leases(2)	163	36	44	29	54
Uncertain tax positions(3)	104	104	—	—	—
Joint venture funding requirements	13	13	—	—	—

Total contractual cash obligations	$8,682	$2,287	$3,018	$1,322	$2,055

(1)	The interest funding requirements are based on the 2007 interest rates and the assumption that short-term debt will be renewed for the next five years.
(2)	Minimum rental commitments.
(3)

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. See Note 10 Income Taxes. As of December 31, 2007, we had approximately $406 million of gross unrecognized tax benefits related to uncertain tax positions. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with the respective taxing authorities.

We participate in a joint venture which has a Note Agreement with an outstanding balance of approximately $13 million at December 31, 2007. We are required to fund the remaining principal balance in 2008.

Other Liabilities

We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.

We had interest expense of approximately $286 million for the year ended December 31, 2007, on floating rate debt. If the average floating interest rate increased by 0.5%, our interest expense would have increased approximately $21 million for the year.

At December 31, 2007, Financial Services’ has various agreements to extend credit for the following financing arrangements:

	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$4,075	$247	$3,828
Wholesale and dealer financing	5,941	3,217	2,724

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees that financial institutions and Fiat provide in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds, and bonds related to litigation. As of December 31, 2007, total commitments of this type were approximately $160 million.

In addition CNH provides payment guarantees on financial debts of customers for approximately $256 million, of which the main guarantee relates to credit lines with BNDES. BNDES, a development agency of the government of Brazil, has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2007, the guaranteed portfolio balance is $249 million.

As of December 31, 2007, we have restructuring reserves totaling approximately $10 million. These will be settled in cash, primarily by December 31, 2008.

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2008, we project total discretionary contributions to our U.S. defined benefit pension plans of approximately $25 million.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2008, we anticipate contributions to our other postretirement benefit plans of approximately $85 million prior to consideration of any discretionary contributions.

We expect to pay income taxes in 2008 of approximately $106 million for income taxes due for years ended December 31, 2007, and prior. Income tax payments beyond 2008 are contingent on many variable factors and cannot be reasonably predicted.

Purchase Obligations

We estimate that for 2008, expenditures for property, plant and equipment and other investments to support our margin improvement initiatives, our new product programs and other requirements may be approximately $350 million. Additionally, we anticipate expenditures of approximately $500 million in 2008 by our Financial Services segment for equipment that will be leased to customers under operating lease arrangements.

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

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings (including the consolidated arbitration that was pending before the ICC International Court of Arbitration involving PGN Logistics Ltd.), technology difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs (including those that may result from farm economic conditions in Brazil), consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

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

A. Directors and Senior Management.

The Board of Directors consists of eleven directors, seven of which are independent directors as provided in the listing standards and rules of the NYSE. The directors serve for a term of one year and may stand for re-election the following year.

As of February 29, 2008, our directors and our executive officers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	President, Chief Executive Officer, Director and Interim President, New Holland Agricultural Equipment	2005/1999
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John Lanaway	Director	2006
Kenneth Lipper	Director	1996
Ferruccio Luppi	Director	2005
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Rubin J. McDougal	Chief Financial Officer	2006
Randal W. Baker	President, Case IH Agricultural Equipment	2006
Steven Bierman	President, CNH Capital	2005
Pierre Fleck	President, Parts and Service	2008
Giuseppe Fano	President, New Holland Construction Equipment	2008
James E. McCullough	President, Case Construction Equipment	2005
Carlo De Bernardi	Vice President, Internal Audit	2004
Michael P. Going	Senior Vice President, General Counsel and Secretary	2007
Linda I. Knoll	Senior Vice President, Human Resources	2007
Georg Richartz	Senior Vice President, Supply Chain and Logistics	2006
Loris Spaltini	Senior Vice President, Strategic Sourcing	2005

Harold D. Boyanovsky, Director and President and Chief Executive Officer, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002, President and Chief Executive Officer on February 28, 2005 and Director on December 7, 2005. On September 18, 2007 he was appointed interim President, New Holland Agricultural Equipment. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 to October 2002. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a Director of CNH on May 7, 2002. Dr. Hiler served the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science from 2004-2007. He previously held the position of Vice Chancellor for Agriculture and Life Sciences and Dean of the College of Agriculture and Life Sciences. He served as Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M

University System. He retired from Academia in 2005. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University, and he has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer and recipient of numerous educational and research awards, Dr. Hiler is the author of over 100 professional publications.

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. Mr. Houle has been Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001. Prior to joining BCE and Bell Canada Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Mardon Group Limited as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College St. Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born on July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary of State a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker is a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; member of the Foreign Economic Relations Committee of Economiesuisse; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Dr. Jeker holds a Masters and Ph.D. in Economics, Business and Public Administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.

Dr. Peter Kalantzis, Director, born on December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been working as an independent consultant since October 2000. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding, Cham, (Switzerland); Chairman of the Board of Clair Finanz Holding AG, Cham; Member of the Board of Directors of Hansa, AG, Baar (Switzerland); Chairman of the Board of Directors of PrivatAir Holding SA, Geneva; Member of the Boards of Directors of Lonza Group AG, Basel; of Lamda Development AG, Athens; of Paneuropean Oil and Industrial Holdings SA, Luxembourg; of Von Roll Holding AG, Gerlafingen (Switzerland) and of Transbalkan Pipeline BV (Amsterdam). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

John Lanaway, Director, born on April 13, 1950, was elected a Director of CNH on April 7, 2006. Mr. Lanaway has been working as Chief Financial Officer, North America, of McCann Erickson North America, one of the largest marketing communications networks in the world, since November 2007. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he has held the positions of

Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

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

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed a Director of CNH on July 22, 2004, and Chairman of the Board on April 7, 2006. Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A. since June, 2004, whose Board of Directors he joined in May, 2003. He is also Chief Executive Officer of Fiat Group Automobiles S.p.A., Fiat’s car division, since February 2005. He has been a member of the Board of SGS S.A. since May 2001. From February, 2002 to June, 2004, he served as Chief Executive Officer and Managing Director of SGS, Vice-Chairman since June, 2004 and Chairman since March, 2006. He served as a member of the Board of Serono S.A. from May, 2000 until December, 2006. From October, 1999 until January, 2002, Mr. Marchionne served as Chief Executive Officer and Board member of Lonza Group AG, which was spun-off from Alusuisse-Lonza Group in October, 1999. Mr. Marchionne served as Chairman of Lonza Group AG from October, 2002 until April, 2005. He previously worked at Alusuisse-Lonza in various capacities and as Chief Executive Officer from 1996 until October, 2000. From May, 2006 until June, 2007 he has been a member of the Supervisory Board of Hochtief AG. He has been a Member of the Board of Directors of UBS since April 2007. Mr. Marchionne is a member of the General Council of Confindustria (Italy’s Employers’ Association), of Assonime (Association for Italy’s limited liability companies) and a permanent member of the Fondazione Giovanni Agnelli. He is a member of the Board of Directors of ACEA (European Automobiles Manufacturers Association), which he chaired in 2006 and 2007. Mr. Marchionne received a master’s degree in Business Administration from the University of Windsor, Canada in 1980 and graduated with a law degree from the Osgoode Hall Law School of York University of Toronto in 1983. He is a licensed barrister and solicitor and a Chartered Accountant.

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

Jacques Theurillat, Director, born on March 20, 1959, was elected a Director of CNH on April 7, 2006. Since March 2007, Mr. Theurillat has served as CEO and Chairman of AlbeaPharma AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s Deputy CEO until December, 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the Company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

Rubin J. McDougal, Chief Financial Officer, born on March 30, 1957, who assumed the role of CNH’s Chief Financial Officer on October 14, 2006, has had more than 20 years of experience in finance, strategic planning, and business development with Whirlpool Corporation. Most recently, he was Vice President—Finance, North America Region. From 2001 to 2004, he was CFO of Whirlpool Europe. From 1993 to 1996, he was located in Asia and was in charge of strategic planning and business development. Mr. McDougal earned a Bachelor of Arts degree with a concentration in marketing, graduated cum laude, from the University of Utah and an MBA degree with a concentration in finance in 1989 from Western Michigan University.

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

Pierre Fleck, President, Parts and Service, born on December 15, 1965, was appointed President of CNH Parts and Service on January 4, 2008 after serving as Executive Vice President Parts and Service for Fiat Group Automobiles S.p.A. since 2006, a position he retains. Before joining Fiat Group Automobiles in 2005, he held a variety of positions with Alcatel from 1989 and 1991 in Germany, Valeo Electrical Systems and Distribution from 1991 to 2000 and Honeywell Friction Materials from 2000 to 2004, in the fields of sales and marketing, distribution and after sales. Mr. Fleck holds an MBA from IEA, the Institut Européen des Affaires in Paris.

Giuseppe Fano, President, New Holland Construction Equipment, born on October 21, 1962, was appointed President and Chief Executive Officer of New Holland Construction Equipment S.p.A., on January 1, 2008 while maintaining the role of President and Chief Executive Officer of the joint venture New Holland Kobelco Construction Machinery S.p.A. From March 1, 2006 to December 31, 2007, Mr. Fano held the position of Vice President Sales & Marketing Europe for New Holland Construction. Prior to joining New Holland, Mr. Fano covered a variety of leading positions in Ingersoll Rand where he worked from 1996 to 2006. Mr. Fano holds a Master in Project Management, General Management and Business Administration from Sinnea at Johns Hopkins University in Bologna. On July 7, 2006, Mr. Fano was appointed President of Comamoter (The Italian Association of Construction Machinery Manufacturers).

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

Carlo De Bernardi, Vice President, Internal Audit, born on December 4, 1959, was appointed Vice President of Internal Audit on November 12, 2004. He joined CNH America on May 1, 2000 after a career that began in 1984 when he joined the Internal Audit function of Fiat S.p.A. (then Fiat Revi) as a junior auditor and progressed to the position of director responsible for New Holland sector audits. In October 1999 he was appointed Internal Audit Director for New Holland N.V., headquartered in Brentford, U.K. Mr. De Bernardi earned a degree in Economics in 1983 from Facolta’ di Economia e Commercio in Turin, Italy. He earned the Certified Internal Auditor (CIA) designation in 2003.

Michael P. Going, Senior Vice President, General Counsel and Secretary, born on December 31, 1961, was appointed General Counsel, North America on May 22, 2006, and Senior Vice President, General Counsel and Secretary June 29, 2007. Between February 1999 and May 2006, Mr. Going was Vice President and General Counsel for Volvo Construction Equipment North America, Inc., a wholly-owned subsidiary of A.B. Volvo. Between 1992 and February 1999, Mr. Going was Associate General Counsel for First Union Corporation (now known as Wachovia Bank). From 1987 to 1992, Mr. Going was an associate attorney at Duane Morris & Heckscher (now known as Duane Morris LLP) in Philadelphia, PA.

Linda I. Knoll, Senior Vice President, Human Resources, born on April 3, 1960, was appointed Senior Vice President Human Resources of CNH on September 14, 2007. Previously, from 2005-2007, she held the position of Executive Vice President, Worldwide Agricultural Manufacturing, then Executive Vice President, Argicultural Product Development. From 2003-2005, Ms. Knoll served as Vice President, North America Agricultural Industrial Operations. She was Vice President and General Manager of the Crop Production Global Product Line from 1999-2003. Preceding the business merger of Case and New Holland, Ms. Knoll held a variety of positions within Case Corporation. Before joining Case, she spent 11 years in positions of increasing responsibility for the Land Systems Division of General Dynamics Corporation. She holds a Bachelor of Science Degree in Business Administration and represents CNH as a board member for the National Association of Manufacturers (NAM).

Georg Richartz, Senior Vice President, Supply Chain and Logistics, born on August 8, 1956, was appointed Senior Vice President of Supply Chain and Logistics on December 5, 2006. Mr. Richartz served in Turin, Italy as Senior Vice President of Supply Chain and Logistics of CNH since November, 2006, coming from Fiat Auto where he held a similar position since July, 2005. Previously, he had a long career at Volkswagen AG, starting in 1981. Mr. Richartz graduated with a degree in mechanical engineering in 1981 specializing in automotive engineering from the Aachen University of Technology; and in 1997, he completed work on his doctorate degree at the Otto-von-Guericke University in Magdeburg.

Loris Spaltini, Senior Vice President, Strategic Sourcing, born on August 9, 1952, was appointed Senior Vice President Strategic Sourcing for CNH in October 2005. From July, 2003 to January, 2008 Mr. Spaltini served as Senior Vice President Purchasing for Iveco. In January, 2008 Mr. Spaltini assumed responsibility for Metallic Commodity Fiat Group Worldwide. He began his professional career in 1984, with Andersen Consulting (now Accenture), where he worked for five years as a business consultant in several automotive companies, mainly focusing on manufacturing, purchasing, and logistics. In 1989, he entered the Fiat Group and served in different group companies that mainly supplied components. Mr. Spaltini moved from the suppliers’ side to the customers’ side in 1998 entering the Fiat Auto Purchasing Department in Turin as International Development Director. In 2000, he was named International Development and Global Sourcing Director in the GM-Fiat WorldWide Purchasing JV, holding the full responsibility of purchasing activities in Fiat Auto emerging markets such as India, Egypt, China, and Thailand. Two years later, he was appointed by GM-Fiat WorldWide Purchasing Europe as Italy CEO before moving in July, 2003, to Iveco as global purchasing Senior Vice President and member of the Iveco Strategy Board. Mr. Spaltini holds a degree in Electrical Engineering from the Politecnico of Turin, Italy. He completed his academic curriculum with a Master in Business Administration from Istud Institute in Stresa, Italy.

B. Compensation.

Directors’ Compensation

The following table summarizes remuneration paid or accrued in cash or common shares to Directors for the year ended December 31, 2007, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant Price	Dr. Edward A. Hiler		Leo W. Houle		Dr. Rolf M. Jeker		Dr. Peter Kalantzis		John B. Lanaway		Kenneth Lipper		Jacques Theurillat		Paolo Monferino		Harold Boyanovsky	Total
Salary		$		$		$		$		$		$		$		$		$811,844	$811,844
Annual Fees			90,000				56,251		90,000		63,000		33,542		81,250				414,043
Common Shares Granted
3/30/2007	$38.04						11,250				6,750								18,000
6/30/2007	$50.95						11,250				6,750								18,000
9/28/2007	$60.54										6,750								6,750
12/27/2007	$66.41										6,750								6,750
Future Rumuneration:
Pension Plan																		91,775	91,775
Bonus:
Cash																		135,899	135,899
Stock Option Exercises																	1,116,163	646,964	1,763,127
Restricted Shares																	100,820	38,022	138,842

Total			$90,000		$—		$78,751		$90,000		$90,000		$33,542		$81,250		$1,216,983	$1,724,504	$3,405,030

Outside directors also may elect to have a portion of their compensation paid in stock and/or stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from CNH.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on April 28, 2006, provides for the payment of: (1) an annual retainer fee of $65,000; (2) a committee membership fee of $25,000; and (3) a committee chair fee of $10,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of a quarter of their Fees. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the New York Stock Exchange. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. At December 31, 2007 and 2006, there were 770,600 and 772,296 common shares, respectively reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the years ended December 31, 2007, and 2006:

	2007		2006
	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	126,770	$23.16	169,042	$21.71
Granted	13,188	53.09	54,589	25.75
Forfeited	—	—	(33,874)	38.60
Exercised	(66,117)	15.32	(62,987)	14.10

Outstanding at end of year	73,841	30.93	126,770	23.16

Exercisable at end of year	37,841	36.20	82,770	22.43

*	Weighted-average

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Shares Outstanding	Contractual Life*	Exercise Price*	Shares Exercisable	Exercise Price*
$ 9.23—$15.70	4,000	5.4	$9.23	4,000	$9.23
$15.71—$26.20	19,656	7.7	20.13	11,656	22.08
$26.21—$40.00	37,252	8.5	28.74	9,252	31.89
$40.01—$56.00	2,896	9.5	50.95	2,896	50.95
$56.01—$77.05	10,037	7.1	63.09	10,037	63.09

*	Weighted-average

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. As of December 31, 2007, CNH has reserved 15,900,000 shares for the CNH EIP.

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

Beginning in 2006, the Company stopped issuing CNH Long-Term Incentive (“LTI”) awards, as discussed below, and began to issue awards under plans providing performance-based stock options, performance-based shares and cash. In February 2007, CNH granted approximately 1.6 million performance-based stock options under the CNH EIP. One-third of the options vested with the approval of 2007 results by the Board of Directors in January, 2008. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP in 2007 have a six year contractual life.

The following table reflects option activity under the CNH EIP for the years ended December 31, 2007 and 2006:

	2007		2006
	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	1,760,466	$36.42	2,041,070	$34.62
Granted	1,634,932	37.96	2,010,046	21.20
Forfeited	(377,997)	49.30	(1,814,131)	22.84
Exercised	(546,163)	24.59	(476,519)	16.20

Outstanding at end of year	2,471,238	38.08	1,760,466	36.42

Exercisable at end of year	725,975	43.74	1,361,650	40.48

*	Weighted-average

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Shares Outstanding	Contractual Life *	Exercise Price *	Shares Exercisable	Exercise Price*
$10.00—$19.99	148,063	4.6	$16.18	148,063	$16.18
$20.00—$29.99	293,139	4.2	21.20	60,359	21.20
$30.00—$39.99	1,715,708	4.9	37.22	203,225	31.70
$40.00—$69.99	314,328	2.2	68.85	314,328	68.85

*	Weighted-average

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based restricted shares vest upon the attainment of specified performance objectives.

The LTI awards issued prior to 2006 are subject to the achievement of certain performance criteria over a three-year performance cycle. At the end of the three-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels.

In 2004, an LTI award for which payout is tied to achievement of specified performance objectives was approved under the CNH EIP for selected key employees and executive officers. This award for the 2004-2006 performance cycle provided an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. Objectives for the first two years of the performance cycle were met and an accelerated payment of cash and 66,252 shares were issued in 2006. Ultimately, the cumulative results for the 2004-2006 performance cycle were achieved and the remaining award was issued in early 2007.

A second three-year LTI award for the 2005-2007 performance cycle was granted in 2005. The results for the 2005-2007 performance cycle were achieved and the award was issued in early 2008 upon approval of the 2007 results by the Board of Directors.

In connection with the new performance-based plans which were approved in 2006, CNH granted approximately 2.2 million performance based, non-vested share awards under the CNH EIP to approximately 200 of the Company’s top executives. These performance shares will vest if specified targets are achieved in 2008, 2009, or 2010. The number of shares that vest will decrease by 20% each year the specified targets are not achieved. If specified targets are not achieved by 2010, the shares granted will not vest. The fair value of this award ranges from $26.27 to $27.35 per share depending on the service period over which the award ultimately vests. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $23 million to $44 million (current estimate is $33 million).

In 2007, CNH granted 240,500 performance based, non-vested share awards under the same terms as the 2006 award. The fair value of these awards ranges from $60.24 to $61.78 per share depending on the service period over which the award ultimately vests. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $8 million to $14 million (current estimate is $11 million).

The following table summarizes the outstanding performance shares under the CNH EIP as of December 31, 2007:

	2007 Award	2006 Award	2005 Award	2004 Award
Grant	240,500	4,325,000	195,946	235,134
Cancelled	—	(2,162,500)	—	—
Vested	—	—	—	(111,551)
Forfeited	—	(477,500)	(109,656)	(123,583)

Outstanding	240,500	1,685,000	86,290	—

As of December 31, 2007, there were 9,916,370 common shares available for issuance under the CNH EIP.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2007		2006		2005
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	4.3%	4.4%	4.8%	4.5%	3.9%	3.7%
Dividend yield	1.1%	1.0%	1.3%	1.3%	1.3%	1.3%
Stock price volatility	44.6%	38.3%	71.0%	34.7%	72.0%	71.5%
Option life (years)	5.00	4.00	5.00	3.25	5.00	5.00

Based on this model, the weighted-average fair value of stock options awarded for the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
CNH Directors’ Plan	$21.66	$14.61	$10.13
CNH EIP	$12.65	$5.78	$10.18

The fair value of the 2007 CNH EIP grant was determined using the simplified method available under Staff Accounting Bulletin 107 “Share Based Payment.” The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares looking back over a period at least equal to the expected life of the options.

The 2007 CNH EIP grant expected life is based on the average of the vesting term of 36 months and the original contract term of six years. The expected life for Directors’ Plan grants are based on management estimates. The expected dividend yield is based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last four years.

The fair value of performance based shares is based on the market value of CNH’s common shares on the date of the grant or its modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2007 follows:

	Date of Grant Share Price	Exercise Price		Options
Date of Grant		Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable
3/30/1999	€29.38	€28.45	€26.12	53,300	16,400	(69,700)	—	—	—
2/18/2000	33.00	30.63	28.12	102,500	51,000	(66,500)	—	87,000	87,000
2/27/2001	26.77	27.07	24.85	50,000	(20,000)	(30,000)	—	—	—
10/31/2001	18.06	18.00	16.52	249,000	47,000	(155,000)	(62,000)	79,000	79,000
9/12/2002	11.88	11.16	10.39	513,000	46,000	(268,500)	(189,500)	101,000	101,000

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

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2007 was approximately $12.3 million, including $1.3 million of pension and similar benefits paid or set aside by CNH.

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $905,000 and $256,000 in 2007 and 2006, respectively. The entire amount in both 2007 and 2006 related to executive officers of CNH.

C. Board Practices.

Responsibility for overseeing the management of the Company lies with its Board of Directors, which determines the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders, serve for a term of one year, and stand for re-election every year. See “— A. Directors and Senior Management” above.

We are subject to, among other things, both the laws of The Netherlands and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as of January 1, 2004, the Sarbanes-Oxley Act of 2002 and the NYSE listing standards are also of particular significance.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at and by public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as described below. We also disclose significant differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our internet website at www.cnh.com. Any deviations from the Dutch Code not particularly herein described are attributable to our compliance with the NYSE rules referred to below. In general we believe that our corporate governance practices and guidelines (the “Guidelines”) are consistent with those required of foreign private issuers listed on the NYSE. Our Guidelines were approved by the Board on March 24, 2005, and by our shareholders on May 3, 2005.

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

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2007, there were seven meetings of our Board of Directors. Attendance at these meetings exceeded 95%. The Audit Committee met eight times during 2007 with 100% attendance at those meetings. The Corporate Governance and Compensation Committee met one time during 2007 with 100% attendance at that meeting. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also scheduled one annual meeting that is devoted to discussing our strategy.

Audit Committee. The Audit Committee is appointed by the Board to assist in monitoring (1) the integrity of the financial statements of CNH, (2) qualifications and independence of our independent registered public accounting firm, (3) the performance of our internal audit function and our independent registered public accounting firm, (4) our compliance with legal and regulatory requirements, (5) the systems of internal controls that management and the Board of Directors have established and (6) review and approve any related party transaction and transactions under which any director would have a material conflict of interest. The directors shall immediately report any actual or potential conflict of interest that is of material significance to us or to themselves.

The Audit Committee currently consists of Messrs. Theurillat, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, Internal Auditor and representatives from the Company’s independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives of the Company’s independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present.

Corporate Governance and Compensation Committee. The purpose of the Corporate Governance and Compensation Committee is to design, develop, implement and review the compensation and terms of employment of the executive officers of the Company and the fees of the members of the Board. The Corporate Governance and Compensation Committee is responsible to make sure that the compensation of the executive personnel is related to our (and our shareholders’) short-term and long-term objectives and our operating performance. The compensation of the independent directors is set forth in the Outside Directors’ Compensation Plan and any amendments are approved by the shareholders. The Corporate Governance and Compensation Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment, to fill a vacancy, and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Houle, Hiler, Jeker, Lipper and Marchionne. The Corporate Governance and Compensation Committee is currently chaired by Mr. Houle.

For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information—Memorandum and Articles of Association.”

D. Employees.

At December 31, 2007, 2006, and 2005, we had approximately 28,100, 25,300, and 25,400 employees, respectively. As of December 31, 2007, there were approximately 17,400 employees in the agricultural equipment business, 4,900 in the construction equipment business, and 1,000 in the financial services business, with the remaining 4,800 in parts and service and other roles shared by all business units. As of December 31, 2007, as broken down by geographic location, there were 10,000 employees in North America, 12,800 employees in Europe, 3,100 employees in Latin America, and 2,200 employees in the Rest of World.

Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 3,250 of our active and retiree hourly production and maintenance employees in the United States continues through 2011. The International Association of Machinists, which represents approximately 550 of our employees in Fargo, North Dakota, ratified a new 5 1/2 year contract in October, 2006, which expires in April, 2012.

Our employees in Europe are also covered by various worker co-determination and similar laws that afford employees, through local and central works councils, certain rights of consultation with respect to matters involving the business and operations of their employers, including the downsizing or closure of facilities and the termination of employment. Over the years, we have experienced various work slow-downs, stoppages and other labor disruptions.

E. Share Ownership.

All of CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of our common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Directors’ elective option awards vest immediately upon grant. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.

Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for Directors as of December 31, 2007, excluding directors who are employees of Fiat and are not compensated by CNH:

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Beginning Balance as of 1/1/07
(automatic option)	11/12/1999	77.05	750	—	—	—	—	—	—	—	750
	12/20/1999	68.85	—	—	60,000	—	—	—	—	—	60,000
	2/29/2000	56.09	713	—	—	—	—	—	—	—	713
	6/6/2000	60.63	660	—	—	—	—	—	—	—	660
(automatic option)	6/7/2000	60.00	1,500	—	—	—	—	—	—	—	1,500
	9/4/2000	49.55	807	—	—	—	—	—	—	—	807
	12/3/2000	49.08	815	—	—	—	—	—	—	—	815
	3/2/2001	38.63	1,036	—	—	—	—	—	—	—	1,036
	5/2/2001	26.90	1,487	—	—	—	—	—	—	—	1,487
(automatic option)	5/3/2001	27.88	1,500	—	—	—	—	—	—	—	1,500
	7/23/2001	31.70	—	—	17,000	—	—	—	—	—	17,000
	7/31/2001	36.35	1,101	—	—	—	—	—	—	—	1,101
	10/29/2001	26.25	1,524	—	—	—	—	—	—	—	1,524
	1/27/2002	29.48	1,357	—	—	—	—	—	—	—	1,357
	5/6/2002	26.60	1,368	—	—	—	—	—	—	—	1,368
(automatic option)	5/7/2002	26.45	1,500	1,500	—	—	—	—	—	—	3,000
	7/22/2002	16.18	—	—	24,600	—	—	—	—	—	24,600
	8/2/2002	15.23	2,299		—	—	—	—	—	—	2,299
	11/2/2002	15.18	2,307		—	—	—	—	—	—	2,307
	1/31/2003	15.70	2,229	2,229	—	—	—	—	—	—	4,458
	5/7/2003	9.15	3,827	—	—	—	—	—	—	—	3,827
(automatic option)	5/8/2003	9.23	6,380	4,000	—	—	—	—	—	—	10,380
(automatic option)	4/26/2004	21.22	4,000	4,000	—	—	—	—	—	—	8,000
	7/24/2004	20.44	1,957	—	—	—	—	—	—	—	1,957
	10/22/2004	17.41	2,298	—	—	—	—	—	—	—	2,298
	1/20/2005	18.44	2,169	—	—	—	—	—	—	—	2,169
	5/2/2005	17.81	2,246	—	—	—	—	—	—	—	2,246
(automatic option)	5/3/2005	17.28	4,000	4,000	—	—	—	—	—	—	8,000
	7/31/2005	21.08	3,084	—	—	—	—	—	—	—	3,084
	10/28/2005	18.37	3,538	—	—	—	—	—	—	—	3,538
	1/27/2006	19.13	3,399	—	—	—	—	—	—	—	3,399
	4/6/2006	27.58	2,357	—	—	—	—	—	—	—	2,357
(automatic option)	4/7/2006	27.70	4,000	4,000	—	4,000	4,000	4,000	4,000	4,000	28,000
	7/5/2006	23.87	3,770	—	—	—	—	—	—	1,047	4,817
	9/25/2006	21.20	—	—	11,543	—	—	—	—	—	11,543
	10/3/2006	22.32	4,033	—	—	4,480	1,008	—	—	1,121	10,642
	12/29/2006	27.45	—	—	—	3,643	820	—	—	911	5,374
Beginning Total			74,011	19,729	113,143	12,123	5,828	4,000	4,000	7,079	239,913
– Vested/Not Exercised			62,011	7,729	105,448	8,123	1,828	0	0	3,079	188,218
– Not Vested			12,000	12,000	7,695	4,000	4,000	4,000	4,000	4,000	51,695

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Options Granted in 2007	3/30/2007	38.04	—	—	—	2,629	592	—	—	657	3,878
	6/30/2007	50.95	—	—	—	1,963	442	—	—	491	2,896
	9/28/2007	60.54	1,487	—	—	1,652	—	—	—	413	3,552
	12/27/2007	66.41	1,356	—	—	1,506	—	—	—	—	2,862
Total Options Granted in 2007			2,843	—	—	7,750	1,034	—	—	1,561	13,188
Options Forfeited in 2007			—	—	—	—	—	—	—	—	—
Options Exercised in 2007	9/4/2000	49.55	807	—	—	—	—	—	—	—	807
	12/3/2000	49.08	815	—	—	—	—	—	—	—	815
	3/2/2001	38.63	1,036	—	—	—	—	—	—	—	1,036
	5/2/2001	26.90	1,487	—	—	—	—	—	—	—	1,487
	5/3/2001	27.88	1,500	—	—	—	—	—	—	—	1,500
	7/23/2001	31.70	—	—	17,000	—	—	—	—	—	17,000
	7/31/2001	36.35	1,101	—	—	—	—	—	—	—	1,101
	10/29/2001	26.25	1,524	—	—	—	—	—	—	—	1,524
	1/27/2002	29.48	1,357	—	—	—	—	—	—	—	1,357
	5/6/2002	26.60	1,368	—	—	—	—	—	—	—	1,368
	5/7/2002	26.45	1,500	1,500	—	—	—	—	—	—	3,000
	7/22/2002	16.18	—	—	24,600	—	—	—	—	—	24,600
	8/2/2002	15.23	2,299	—	—	—	—	—	—	—	2,299
	11/2/2002	15.18	2,307	—	—	—	—	—	—	—	2,307
	1/31/2003	15.70	2,229	2,229	—	—	—	—	—	—	4,458
	5/7/2003	9.15	3,827	—	—	—	—	—	—	—	3,827
	5/8/2003	9.23	6,380	—	—	—	—	—	—	—	6,380
	4/26/2004	21.22	4,000	—	—	—	—	—	—	—	4,000
	7/24/2004	20.44	1,957	—	—	—	—	—	—	—	1,957
	10/22/2004	17.41	2,298	—	—	—	—	—	—	—	2,298
	1/20/2005	18.44	2,169	—	—	—	—	—	—	—	2,169
	5/2/2005	17.81	2,246	—	—	—	—	—	—	—	2,246
	7/31/2005	21.08	3,084	—	—	—	—	—	—	—	3,084
	10/28/2005	18.37	3,538	—	—	—	—	—	—	—	3,538
	1/27/2006	19.13	3,399	—	—	—	—	—	—	—	3,399
	4/6/2006	27.58	2,357	—	—	—	—	—	—	—	2,357
	7/5/2006	23.87	3,770	—	—	—	—	—	—	—	3,770
	10/3/2006	22.32	4,033	—	—	—	—	—	—	—	4,033
Total Options Exercised 2007			62,388	3,729	41,600	—	—	—	—	—	107,717
Closing Balance as of 12/31/07
Closing Total			14,466	16,000	71,543	19,873	6,862	4,000	4,000	8,640	145,384
– Vested/Not Exercised			6,466	8,000	63,848	15,873	2,862	0	0	4,640	101,689
– Not Vested			8,000	8,000	7,695	4,000	4,000	4,000	4,000	4,000	43,695

The following table summarizes outstanding restricted common shares held by directors for which the restriction has not yet expired.

	Grant Date	Price		Harold Boyanovsky	Paolo Monferino	Total
Beginning Balance as of 1/1/07
	4/18/2000	$68.85			2,568	2,568
	3/1/2004	18.77		1,046	—	1,046
	1/3/2005	19.19		4,535	—	4,535
	12/15/2006	26.99	(A)	100,000	—	100,000

Total Beginning Balance				105,581	2,568	108,149
— Vested				—	—	—
— Not Vested				105,581	2,568	108,149
Restricted Shares Granted				—	—	—
Restricted Shares Forfeited	1/3/2005	19.19		(1,506)	—	(1,506)
Restricted Shares Vested (exercised)	4/18/2000	68.85		—	(2,568)	(2,568)
	3/1/2004	18.77		(1,046)	—	(1,046)

Total Restricted Shares Vested (exercised)				(1,046)	(2,568)	(3,614)

Restricted Shares Vested (not exercised)	1/3/2005	19.19		3,029	—	3,029

Ending Balance as of 12/31/07				103,029	—	103,029

— Vested				3,029	—	3,029
— Not Vested				100,000	—	100,000

(A)	Fair value based on current estimate of achieving targets in 2009.

Prior to November 1, 2007 CNH provided matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares. For the years ended December 31, 2007, and 2006, approximately 322,518 and 690,000 shares, respectively, were contributed to this plan. During these years employees were allowed to transfer these contributions out of the CNH stock fund on the first business day of the calendar quarter following the date we contributed the stock to the plan. Effective January 1, 2007, all such restrictions were eliminated and employees could transfer shares at any time in accordance with other applicable plan provisions. On November 1, 2007, CNH discontinued providing matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of December 31, 2007, our outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.31) per share. As of December 31, 2007, there were 237,169,370 common shares outstanding. At December 31, 2007, we had 593 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is our largest single shareholder. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

The following table sets forth the outstanding common shares of CNH as of December 31, 2007:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands	211,866,037	89%
Other shareholders	25,303,333	11

Total	237,169,370	100%

Each of our directors and executive officers, individually and collectively owned less than 1% of our common shares at December 31, 2007.

B. Related Party Transactions

As of December 31, 2007, Fiat’s ownership of CNH was approximately 89%.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.5 billion) syndicated credit facility with a group of banks. In August 2007, the maturity date of this facility was extended from July 2008 to August 2010. It remained undrawn as of December 31, 2007. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($442 million) of this borrowing capacity was allocated to CNH with additional amounts potentially available depending on the usage by other borrowers. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funding—Committed Lines of Credit.”

Fiat, through certain of its treasury subsidiaries, has also made available to us and certain of our subsidiaries, pursuant to a Facility Agreement entered into in February 2008, a multi-currency revolving credit facility for a period ending on February 27, 2009. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow as short-term loans or as overdraft advances up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The Facility Agreement replaces in its entirety a prior revolving credit agreement, which was entered into in January 2007 and expired in February 2008. The interest rates on advances under the prior revolving credit agreement ranged from LIBOR + 0.15% per annum to LIBOR + 2.00% per annum during 2007. We have agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2007, $465 million in short-term advances were outstanding under the predecessor facility.

On December 31, 2007, our outstanding consolidated debt with Fiat and its affiliates was $4.2 billion, or 44% of our consolidated debt, compared to $490 million or 8% as of December 31, 2006.

Among the various reasons for this increase in our consolidated debt with Fiat was the redemption in August 2007 of Case New Holland, Inc.’s $1.05 billion 9 1/4% Senior Notes due 2011, using a combination of cash and term financing. The term financing consisted of two loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, with both loans maturing in 2017. Other factors contributing to the increase were the consolidation and funding of the special purpose trust in Europe, with about $1.0 billion of wholesale receivables brought on-balance sheet, and the reduction of an ABS wholesale conduit facility in the U.S. for $400 million in the first half of 2007. The balance of the increase was due to incremental receivables being funded on the books of Financial Services in Europe for $1.3 billion and to the lack of an ABS transaction in Canada, for $200 million.

The total consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2007 also included $465 million in short-term debt drawn under a $1.0 billion revolving credit line with a maturity date of February 28, 2008. In February 2008, this revolving credit line was replaced by a new revolving facility with Fiat treasury subsidiaries for the same amount of $1.0 billion maturing on February 27, 2009.

Fiat guarantees $960 million of CNH debt with third parties, which is 18% of CNH’s outstanding debt with third parties. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2007 and in 2006, CNH paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at rates that range from LIBOR plus 15 to 30 basis points. Interest earned on CNH deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $48 million, $34 million, and $18 million in the years ended December 31, 2007, 2006, and 2005, respectively.

As a result of CNH’s participation in the Fiat affiliates’ cash management pools, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

For material related party transactions involving the purchase of goods and services, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and FPT, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid.

CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $3.2 billion and $2.8 billion as of December 31, 2007, and 2006, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

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

The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in millions)
Sales to affiliated companies and joint ventures	$115	$143	$121

Purchase of materials, production parts, merchandise and services	$771	$552	$525

Finance and interest income	$48	$36	$41

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes.

Our Board of Directors recommended a dividend of $0.50 per common share on February 11, 2008. The dividend will be payable on April 15, 2008, to shareholders of record at the close of business on April 4, 2008. Declaration of the dividend is subject to approval of the shareholders at the annual general meeting which will be held on March 20, 2008. We estimate, based on the relevant calculations contained in the terms of certain Senior Notes issued by Case New Holland, Inc., that payment of such dividend, if approved will not constitute a restricted payment under the terms of the Senior Notes. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends.”

Item 9.	The Offer and Listing

A. Offer and Listing Details.

Our common shares are quoted on the New York Stock Exchange under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the New York Stock Exchange for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
February 2008	$52.61	$44.78
January 2008	68.82	46.00
December 2007	68.02	58.43
November 2007	66.14	51.05
October 2007	65.58	56.53
September 2007	61.00	51.29

Year ended December 31, 2007
First Quarter	$40.52	$26.14
Second Quarter	51.70	36.40
Third Quarter	61.00	45.60
Fourth Quarter	68.02	51.05
Full Year	68.02	26.14

Year ended December 31, 2006
First Quarter	$26.31	$18.14
Second Quarter	30.50	20.67
Third Quarter	24.11	18.87
Fourth Quarter	30.28	22.80
Full Year	30.50	18.14

2005	$22.10	$16.07
2004	$21.38	$16.22
2003	$19.00	$5.95

On February 29, 2008, the last reported sales price of our common shares as reported on the New York Stock Exchange was $51.50 per share. There were approximately 588 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

B. Plan of Distribution.

Not applicable.

C. Markets.

The outstanding common shares of CNH are listed on the NYSE under the symbol “CNH.”

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Set forth below is a summary description of the material provisions of our Articles of Association, effective April 13, 2006 (the “Articles of Association”), and particular provisions of the laws of The Netherlands relevant to our statutory existence. This summary does not restate our Articles of Association or relevant laws of The Netherlands in their entirety.

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

Under the terms of the Senior Notes issued by Case New Holland, Inc., dividends declared or paid on our common shares, taken together with other distributions on our capital stock, repurchases of capital stock and specified other items (collectively, “Restricted Payments”) are not permitted to be declared or paid (in the case of dividends) or made if at the time of such Restricted Payment or immediately after giving effect thereto (i) a default or event of default with respect to the Senior Notes would have occurred and be continuing, (ii) we could not incur additional indebtedness pursuant to the terms of a financial covenant contained in the Senior Note indentures or (iii) the aggregate amount of Restricted Payments would exceed an amount calculated from time to time as provided in the Senior Note indentures. The Senior Note indentures contain specific limited exceptions to this prohibition. In particular, notwithstanding this prohibition, dividends on the common shares may be paid in an amount not to exceed $33.0 million in any calendar year, provided that no default or event of default with respect to the Senior Notes has occurred and is continuing.

The Board of Directors may recommend to the shareholders that they resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under the laws of The Netherlands, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon our dissolution. However, we may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate share capital plus required statutory reserves. The Board of Directors may resolve that we pay interim dividends, but the payments are also subject to these statutory restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us.

At any general meeting of shareholders, our shareholders may declare dividends in the form of cash (in U.S. dollars), common shares or a combination of both.

Shareholder Meetings and Voting Rights

Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in The Netherlands within six months after the end of our fiscal year. Our Board of Directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding shares or other persons entitled to attend the general meetings. The laws of The Netherlands does not restrict the rights of shareholders who do not reside in The Netherlands to hold or vote their shares.

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

Each share of the common shares and the preference shares, including the Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or the laws of The Netherlands, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under the laws of The Netherlands, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires approval of shareholders representing at least 95% of our issued and outstanding share capital. Consistent with the laws of The Netherlands, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of the capital shares at a meeting of our shareholders.

We are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

Board of Directors; Adoption of Annual Accounts

The Directors serve on the Board for a term of approximately one year, such year expiring on the day the first general meeting of shareholders is held in the following calendar year and may stand for re-election at any subsequent year. The shareholders elect the members of our Board of Directors at a general meeting. The shareholders may also dismiss or suspend any member of the Board of Directors at any time by the vote of a majority of the votes cast at a general meeting.

Our Board of Directors must prepare our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, the laws of The Netherlands permits an extension of this period for up to six additional months by approval of the shareholders at a general meeting. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption at a general meeting.

Under the laws of The Netherlands, the Board of Directors must consider in the performance of its duties our interests, the interests of our shareholders and our employees, in all cases with reasonableness and fairness. In addition, under our Articles of Association, a member of our Board of Directors must not take part in any vote on a subject or transaction in relation to which he has a conflict of interest.

When our shareholders adopt the annual accounts prepared by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of The Netherlands. Examples of reservations of liability required by the laws of The Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of The Netherlands, a discharge of liability does not extend to matters not properly disclosed to shareholders. As of the financial year 2002, the discharge of the Board of Directors must be a separate item on the agenda of the general meeting and the members of the Board of Directors are no longer automatically discharged by adoption of the annual accounts.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion of our corporate governance practices and guidelines.

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

Issue of Shares; Preference Rights

Our Board of Directors has the power to issue common shares and/or preference shares if and to the extent that a general meeting of shareholders has designated the board to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on April 2, 2007, the shareholders authorized our board of directors to issue shares for five years.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our general meeting of shareholders on April 2, 2007, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting.

These provisions apply equally to any issue by us of rights to subscribe for shares.

Under the laws of The Netherlands, shareholders are not liable for our further capital calls.

Repurchases of Shares

We may acquire shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by the laws of The Netherlands; and

•

after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

Our Board of Directors may repurchase shares only if our shareholders have authorized the repurchases. Under the laws of The Netherlands, an authorization to repurchase shares will remain in effect for a maximum of 18 months.

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

Significant Transactions

As required under the laws of The Netherlands, decisions of the Board of Directors involving a significant change in the identity or character of CNH are subject to the approval of the shareholders.

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

Disclosure of Holdings

Under the laws of The Netherlands regarding the disclosure of holdings in listed companies, if our shares are admitted to official quotation or listing on Euronext or on any other stock exchange in the European Union, registered holders and some beneficial owners of our shares must promptly notify us and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 70%, or 95% of our outstanding shares. For this purpose, shareholding includes economic interests, voting rights or both. Failure to comply with this requirement would constitute a criminal offense and could result in civil sanctions, including the suspension of voting rights.

Limitations on Right to Hold or Vote Shares

Our Articles of Association and relevant provisions of the laws of The Netherlands do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

C. Material Contracts.

For a discussion of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

If a partnership holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.

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

Taxation of Dividends

Subject to the PFIC rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

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

We generally will fund dividend distributions on our common shares with dividends received from our non-Dutch subsidiaries. Assuming that the necessary conditions and requirements are met under the laws of The Netherlands, we may be entitled to a reduction in the amount in respect of Dutch withholding taxes payable to the Dutch tax authorities. Such a reduction will likely constitute a subsidy in respect of the Dutch withholding tax payable on our dividends and, thus, a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount of the reduction so allowed to us.

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

Netherlands Taxation

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition and the ownership and disposition of our shares. It is a general summary that only applies to a Non-Resident holder of shares as defined below) and it does not consider every aspect of taxation that may be relevant to a particular holder of shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and our business will be conducted, in the manner outlined in this report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.

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

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

Netherlands Taxation of Non-Resident Holders of Shares

General

The summary of Netherlands taxes set out in this section “—Netherlands Taxation of Non-Resident Holders of Shares” only applies to a holder of shares who is a Non-Resident holder of shares.

A holder of shares is a Non-Resident holder of shares if:

•

he/she/it is neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch income tax and corporation tax, as the case may be, and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes;

•

in the case of an individual, his/her shares and income or capital gains derived therefrom or deemed to be derived therefrom have no connection with his/her past, present or future employment, if any, or membership on a management board (bestuurder) or a supervisory board (commissaris); and

•

his/her shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise;

•	it is not an individual, no part of the benefits derived from its shares is exempt from Dutch corporate tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

•	it is not an entity that is resident in a Member State of the European Union and that is not subject to a tax on profits levied there.

Generally, if a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present:

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

Taxes on Income and Capital Gains

A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefit derived or deemed to be derived from our shares, including any gain realized on the disposal of our shares, except if:

•

he/she/it derives profit from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment of a permanent representative in The Netherlands and his/her/its shares are attributable to that enterprise; or

•	he/she (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands.

The concept of “dividends distributed by CNH” as used in this section includes, but is not limited to, the following:

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

•

the par value of shares we issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

A Non-Resident holder of shares may derive benefits from our shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances if:

•	his/her/its investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge or comparable forms of special knowledge; or

•

he/she/it makes our shares available or is deemed to make our shares available, legally or in fact, directly or indirectly, to a connected party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child that is under eighteen years of age are attributed to the parent who exercises the authority over the child (regardless of whether the child is resident in The Netherlands or abroad).

Dividend Withholding Tax

Dividends we distribute to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. As of January 1, 2007, the statutory rate has been reduced to 15%. See “—Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH.”

If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for full or partial relief from the Dutch dividend withholding tax provided that such relief is timely and duly claimed. In addition, a Non-Resident holder of our shares that is not an individual and that is resident in a Member State of the European Union is entitled to an exemption from withholding tax, provided that the following tests are satisfied:

•	it takes one of the legal forms listed in the Annex to the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended), or a legal form designated by ministerial decree;

•	any one of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by us, it holds shares representing at least five percent (5%) of our nominal paid up capital; or

b.

it has held shares representing at least five percent (5%) of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after 31 December 2006; or

c.	it is connected with us within the meaning of article 10a, paragraph 4 of the Dutch Corporation Tax Act; or

d.

an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act holds at the time the dividend is distributed by us, shares representing at least five percent (5%) of our nominal paid up capital.

•

it is subject to the tax levied in its country of residence as meant by article 2, paragraph 1, letter c, of the EU parent Subsidiary Directive (Directive 90/435/EEC, as amended) without the possibility of an option or of being exempt; and

•	it is not considered to be resident outside the member State of the European Union under the terms of a double taxation treaty concluded with a third State.

Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties, the Tax Arrangement for The Netherlands and the EU Parent Subsidiary Directive.

Under the convention of December 18, 1992, between The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), as amended by the agreement dated March 8, 2004, the Dutch dividend withholding tax rate on dividends we paid on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 5% if such Non-Resident holder of shares is a company which holds directly at least 10% of the voting power in us. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will be required to withhold the dividend withholding tax at the Dutch statutory rate of 15%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the reduced rate of 5% of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

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

Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact on such investors of our potential ability to receive a reduction as described in the previous paragraph.

Gift and Inheritance Taxes

A person who acquires shares as a gift (in form or in substance), or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor is or the deceased was resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax (as the case may be); or

•

the shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•	the donor made a gift of shares, then became a resident or deemed resident of The Netherlands, and died as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

If the donor or the deceased is an individual who holds Dutch nationality, he/she will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he/she has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Dutch nationality, or an entity, he/she or it will be deemed to be resident in The Netherlands for purposes of Dutch gift tax if he/she or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Capital Tax

We were subject to The Netherlands capital tax at a rate of 0.55% on any contribution received in respect of shares prior to January 1, 2006. As of January 1, 2006 the capital tax has been abolished.

Other Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our shares.

F. Dividends and Paying Agents.

Not applicable.

G. Statement of Experts.

Not applicable.

H. Documents on Display.

We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

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

The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and minimizes the effect of foreign exchange rate movements on consolidated income. Due to periodic mismatches in cash inflows and outflows, currencies such as the Euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen may have a possible impact on income. The primary currencies for cash outflows were the British pound, Japanese yen and Euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. From a gross exposure perspective, the Euro is one of our major inflow currencies, however, the net exposure is an outflow. To manage these exposures, we identify naturally offsetting positions and purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 15: Financial Instruments” of our consolidated financial statements for a description of our foreign exchange rate risk management.

We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and nature of the underlying cash flow exposure.

For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $40 million and $64 million at December 31, 2007, and 2006, respectively. Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

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

Depending on movements in foreign exchange rates, this may have an adverse impact on our consolidated financial statements. Exposures to the major currencies include the Euro, British pound, Canadian dollar, Japanese Yen and Australian dollar. Exposures to other currencies include the Brazilian real, Argentine peso, Mexican peso, Danish krone, Norwegian krone, Swedish krona, Polish zloty, Indian rupee, and Chinese renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican peso, Brazilian real and Argentine peso have historically experienced short-term movements ranging from 30% to 90% due to the devaluation of their respective currency.

As the expected future net income from our operations are dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a gain of $48 million in 2007 and a gain of $10 million in 2006. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2007, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $366 million and $280 million at December 31, 2007, and 2006, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statement of income.

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

We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2007, and 2006, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $14 million and $43 million, respectively, based on the discounted values of their related cash flows.

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

Changes in Market Risk Exposure as Compared to 2006

Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2006.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007 pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the internal control over financial reporting of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.

/s/    Deloitte & Touche LLP

Milwaukee, Wisconsin

February 29, 2008

(d) Change in Internal Control over Financial Reporting

There have been no changes in internal controls or in other factors that could materially affect internal controls during the year ended December 31, 2007.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of CNH has determined that each member of the audit committee, namely, John Lanaway, Dr. Peter Kalantzis, and Jacques Theurillat are audit committee financial experts. Each are independent directors.

Item 16B.	Code of Ethics

We have adopted a code of ethics which is applicable to CNH’s principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website, www.CNH.com, and may be found as follows: from our main page, first click on “Corporate Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2007. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2007, and 2006:

	2007	2006
Audit Fees	$8,315,952	$4,404,500
Audit-Related Fees	636,048	1,050,000
Tax Fees	383,000	461,300

Total	$9,335,000	$5,915,800

“Audit Fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. The increase in audit fees relates to our first audit of internal control over financial reporting, in addition to the impact of currency variations. “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by the Deloitte Entities for expatriate employee tax services, tax compliance, tax advice on actual or contemplated transactions.

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

None.

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

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, and as discussed in Note 12 to the consolidated financial statements, on December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information for “Equipment Operations” and “Financial Services” is presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services individually, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Company’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

February 29, 2008

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2007, 2006 and 2005

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(in millions, except per share data)
Revenues:
Net sales	$14,971	$12,115	$11,806	$14,971	$12,115	$11,806	$—	$—	$—
Finance and interest income	993	883	769	190	177	129	1,131	952	801

	15,964	12,998	12,575	15,161	12,292	11,935	1,131	952	801

Costs and Expenses:
Cost of goods sold	12,154	9,933	9,934	12,154	9,933	9,934	—	—	—
Selling, general and administrative	1,436	1,248	1,177	1,183	1,015	964	253	233	213
Research, development and engineering	409	367	303	409	367	303	—	—	—
Restructuring	85	96	73	85	94	71	—	2	2
Interest expense—Fiat affiliates	140	66	99	39	49	72	101	17	27
Interest expense—other	561	512	452	319	272	269	378	323	240
Interest compensation to Financial Services	—	—	—	247	235	159	—	—	—
Other, net	349	359	280	224	233	188	70	54	36

	15,134	12,581	12,318	14,660	12,198	11,960	802	629	518

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	830	417	257	501	94	(25)	329	323	283
Income tax provision	354	165	116	245	56	24	109	109	92
Minority interest	15	16	26	15	16	27	—	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	9	8	9	229	222	200	9	8	9
Equipment Operations	89	48	39	89	48	39	—	—	—

Net income	$559	$292	$163	$559	$292	$163	$229	$222	$200

Per Share Data:
Basic earnings per share	$2.36	$1.37	$0.77

Diluted earnings per share	$2.36	$1.23	$0.70

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

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2006

(and Supplemental Information)

			Supplemental Information
	Consolidated		Equipment Operations		Financial Services
	2007	2006	2007	2006	2007	2006
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,025	$1,174	$405	$703	$620	$471
Deposits in Fiat affiliates cash management pools	1,231	497	1,157	496	74	1
Accounts and notes receivable, net	6,720	3,677	1,542	1,311	5,439	2,475
Intersegment notes receivable	—	—	1,831	1,348	—	—
Inventories, net	3,488	2,735	3,488	2,735	—	—
Deferred income taxes	584	587	377	424	207	163
Prepayments and other	220	114	200	110	20	4

Total current assets	13,268	8,784	9,000	7,127	6,360	3,114

Long-term receivables	3,873	2,872	2	3	3,871	2,869
Intersegment long-term notes receivable	—	—	—	97	—	—
Property, plant and equipment, net	1,510	1,306	1,505	1,297	5	9
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	528	457	420	354	108	103
Investment in Financial Services	—	—	2,099	1,788	—	—
Equipment on operating leases, net	511	254	—	—	511	254
Goodwill	2,382	2,365	2,231	2,220	151	145
Other intangible assets, net	760	780	742	776	18	4
Other assets	913	1,456	638	852	275	604

Total other assets	5,094	5,312	6,130	5,990	1,063	1,110

Total	$23,745	$18,274	$16,637	$14,514	$11,299	$7,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat affiliates	$153	$33	$—	$—	$153	$33
Current maturities of long-term debt—other	1,334	1,027	2	53	1,332	974
Short-term debt—Fiat affiliates	2,562	438	263	260	2,299	178
Short-term debt—other	1,707	832	465	228	1,242	604
Intersegment short-term debt and current maturities of intersegment long-term debt	—	—	—	—	1,831	1,348
Accounts payable	2,907	1,881	2,989	1,939	161	42
Restructuring liability	10	85	10	82	—	3
Other accrued liabilities	2,575	2,144	2,160	1,879	433	274

Total current liabilities	11,248	6,440	5,889	4,441	7,451	3,456

Long-term debt—Fiat affiliates	1,515	19	800	—	715	19
Long-term debt—other	2,365	4,053	1,377	2,366	988	1,687
Intersegment long-term debt	—	—	—	—	—	97
Other Liabilities:
Pension, postretirement and other postemployment benefits	1,810	2,288	1,804	2,279	6	9
Other liabilities	388	245	349	199	39	46

Total other liabilities	2,198	2,533	2,153	2,478	45	55

Commitments and contingencies
Minority interest	117	109	116	109	1	—
Shareholders’ equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2007 and 2006	—	—	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2007 and 2006, issued 237,324,183 in 2007 and 236,319,791 shares in 2006	595	592	595	592	205	205
Paid-in capital	6,168	6,117	6,168	6,117	1,224	1,205
Treasury stock, 154,813 shares in 2007 and 2006, at cost	(8)	(8)	(8)	(8)	—	—
Retained earnings (deficit)	(311)	(763)	(311)	(763)	359	211
Accumulated other comprehensive income (loss)	(142)	(818)	(142)	(818)	276	132

Total shareholders’ equity	6,302	5,120	6,302	5,120	2,099	1,788

Total	$23,745	$18,274	$16,637	$14,514	$11,299	$7,102

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2006 and 2005

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(in millions)
Operating activities:
Net income	$559	$292	$163	$559	$292	$163	$229	$222	$200
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	372	316	309	295	273	263	77	43	46
Deferred income tax expense (benefit)	158	(9)	132	202	24	169	(44)	(33)	(37)
Loss on debt extinguishment	8	—	—	—	—	—	8	—	—
Gain on disposal of fixed assets	(3)	(4)	(1)	(3)	(4)	(1)	—	—	—
Stock compensation expense	19	4	1	17	4	1	2	—	—
Undistributed (income) losses of unconsolidated subsidiaries	(25)	(2)	(7)	(198)	(147)	(138)	6	(8)	(9)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	(30)	29	56	30	(29)	(56)
(Increase) decrease in accounts and notes receivable, net	(1,766)	(95)	(197)	(19)	14	271	(1,747)	(109)	(468)
(Increase) decrease in inventories, net	(489)	(104)	(102)	(489)	(104)	(102)	—	—	—
(Increase) decrease in prepayments and other current assets	(28)	(6)	(10)	(14)	(7)	(8)	(14)	1	(2)
(Increase) decrease in other assets	411	53	(42)	70	40	(145)	341	13	103
Increase (decrease) in accounts payable	784	126	103	753	123	95	31	3	8
Increase (decrease) in restructuring liability	(76)	34	11	(73)	33	10	(3)	1	1
Increase (decrease) in other accrued liabilities	119	40	89	29	78	118	90	(38)	(29)
Increase (decrease) in other liabilities	(60)	32	71	(32)	130	63	(28)	(98)	8
Other, net	(78)	(70)	29	(66)	(63)	34	(12)	(7)	(5)

Net cash (used) provided by operating activities	(95)	607	549	1,001	715	849	(1,034)	(39)	(240)

Investing activities:
Acquisitions and investments, net of cash acquired	(42)	(15)	(19)	(35)	(15)	(29)	(7)	—	(3)
Additions to retail receivables	(7,469)	(6,120)	(5,351)	—	—	—	(7,469)	(6,120)	(5,351)
Proceeds from retail securitizations	2,459	2,836	2,799	—	—	—	2,459	2,836	2,799
Collections of retail receivables	3,830	3,012	2,674	—	—	—	3,830	3,012	2,674
Collections of retained interests in securitized retail receivables	60	45	49	—	—	—	60	45	49
Proceeds from sale of businesses and assets	94	71	124	26	13	19	68	58	105
Expenditures for property, plant and equipment	(338)	(218)	(155)	(333)	(213)	(152)	(5)	(5)	(3)
Expenditures for equipment on operating leases	(377)	(173)	(111)	—	—	—	(377)	(173)	(111)
(Deposits in) withdrawals from Fiat affiliates cash management pools	(609)	128	506	(548)	127	493	(61)	1	13

Net cash (used) provided by investing activities	(2,392)	(434)	516	(890)	(88)	331	(1,502)	(346)	172

Financing activities:
Intersegment activity	—	—	—	(281)	(378)	23	281	378	(23)
Proceeds from issuance of long-term debt—Fiat affiliates	1,551	—	62	800	—	62	751	—	—
Proceeds from issuance of long-term debt—other	—	1,061	839	—	500	56	—	561	783
Payment of long-term debt—Fiat affiliates	—	(494)	(627)	—	(374)	(580)	—	(120)	(47)
Payment of long-term debt—other	(1,847)	(108)	(566)	(1,060)	(108)	(215)	(787)	—	(351)
Net increase (decrease) in short-term revolving credit facilities	2,602	(667)	(447)	177	(364)	(264)	2,425	(303)	(183)
Dividends paid	(59)	(59)	(34)	(59)	(59)	(34)	(62)	(69)	(60)
Other, net	(9)	(9)	—	(9)	(9)	—	—	—	13

Net cash (used) provided by financing activities	2,238	(276)	(773)	(432)	(792)	(952)	2,608	447	132

Effect of foreign exchange rate changes on cash and cash equivalents	100	32	22	23	10	(7)	77	22	29

Increase (decrease) in cash and cash equivalents	(149)	(71)	314	(298)	(155)	221	149	84	93
Cash and cash equivalents, beginning of year	1,174	1,245	931	703	858	637	471	387	294

Cash and cash equivalents, end of year	$1,025	$1,174	$1,245	$405	$703	$858	$620	$471	$387

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

	Preference Shares	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total	Comprehensive Income (Loss)
	(in millions)
Balance, January 1, 2005	$19	$312	$6,328	$(8)	$(1,125)	$(496)	$(1)	$5,029
Comprehensive income:
Net income	—	—	—	—	163	—	—	163	$163
Translation adjustment	—	—	—	—	—	(68)	—	(68)	(68)
Pension liability adjustment (net of tax of $27 million)	—	—	—	—	—	16	—	16	16
Unrealized loss on available for sale securities (net of tax of $8 million)	—	—	—	—	—	(9)	—	(9)	(9)
Derivative financial instruments:
Losses deferred (net of tax of $25 million)	—	—	—	—	—	(87)	—	(87)	(87)
Gains reclassified to earnings, net of tax	—	—	—	—	—	18	—	18	18

Total									$33

Issuance of common shares	—	3	17	—	—	—	—	20
Common stock due under the Long-Term Incentive Plan	—	—	3	—	—	—	—	3
Dividend paid ($0.25 per common share)	—	—	—	—	(34)	—	—	(34)
Recognition of compensation on restricted stock and stock options	—	—	—	—	—	—	1	1

Balance, December 31, 2005	19	315	6,348	(8)	(996)	(626)	—	5,052
Comprehensive income:
Net income	—	—	—	—	292		—	292	$292
Translation adjustment	—	—	—	—	—	115	—	115	115
Pension liability adjustment (net of tax of $9 million), prior to adoption of SFAS No. 158	—	—	—	—	—	21	—	21	21
Unrealized gain on available for sale securities (net of tax of $5 million)	—	—	—	—	—	1	—	1	1
Derivative financial instruments:
Gains deferred (net of tax of $24 million)	—	—	—	—	—	118	—	118	118
Losses reclassified to earnings, net of tax	—	—	—	—	—	(51)	—	(51)	(51)

Total									$496

Issuance of common shares	—	4	24	—	—	—	—	28
Common stock due under the Long-Term Incentive Plan	—	—	(1)	—	—	—	—	(1)
Dividend paid ($0.25 per common share)	—	—	—	—	(59)	—	—	(59)
Preferred stock conversion	(19)	273	(254)	—	—	—	—	—
Adjustment to initially apply SFAS No. 158 (net of tax of $233)	—	—	—	—	—	(396)	—	(396)

Balance, December 31, 2006	—	592	6,117	(8)	(763)	(818)	—	5,120
Comprehensive income:
Net income	—	—	—	—	559	—	—	559	$559
Translation adjustment	—	—	—	—	—	345	—	345	345
Pension liability adjustment (net of tax of $160 million)	—	—	—	—	—	337	—	337	337
Unrealized loss on available for sale securities (net of tax of $4 million)	—	—	—	—	—	(4)	—	(4)	(4)
Derivative financial instruments:
Losses deferred (net of tax of $12 million)	—	—	—	—	—	(18)	—	(18)	(18)
Gains reclassified to earnings, net of tax	—	—	—	—	—	16	—	16	16

Total									$1,235

Stock compensation	—	2	36	—	—	—	—	38
Issuance of common shares	—	1	15	—	—	—	—	16
Dividend paid ($0.25 per common share)	—	—	—	—	(59)	—	—	(59)
Adjustment to initially apply FIN 48	—	—	—	—	(48)	—	—	(48)

Balance, December 31, 2007	$—	$595	$6,168	$(8)	$(311)	$(142)	$—	$6,302

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of changes in shareholders’ equity.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Nature of Operations

CNH Global N.V. (“CNH” or the “Company”), is incorporated in The Netherlands under the laws of The Netherlands. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH’s Financial Services offers an array of financial products, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

As of December 31, 2007, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands.”).

Note 2:	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Global N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH’s majority-owned subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s consolidated financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. This supplemental data is as follows:

Equipment Operations—The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s Financial Services business are reflected, respectively, in “Equity in income (loss) of unconsolidated subsidiaries and affiliates—Financial Services” in the accompanying consolidated statements of income, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of CNH’s Financial Services business including allocation of assets and liabilities to the business.

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

Investments in unconsolidated subsidiaries and affiliates are accounted for using the equity method when CNH does not have a controlling interest, but exercises significant influence. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH’s proportionate share of the entity’s respective profits or losses. Dividends received from these entities reduce the carrying value of the investments.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under Statement of Financial Accounting Standards (“SFAS”) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—A Replacement of FASB Statement 125” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. For additional information on the Company’s receivable securitization programs, see “Note 3: Accounts and Notes Receivable.”

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses, deferred income tax assets; reserves for warranties, environmental liability, product liability and litigation; sales allowances and assets and obligations related to employee benefits. Actual results could differ from those estimates.

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

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate allowance for credit losses as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including interest-free financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the interest free period. In 2007 and 2006, interest-free periods averaged 3.5 months and 3.7 months, respectively, on 64% of sales for the agricultural equipment business. In 2007 and 2006, interest-free periods averaged 3.3 months and 3.5 months respectively, on 79% of sales for the construction equipment business. Sales to dealers that do not qualify for an interest free period are subject to payment terms of 30 days or less.

Shipping and other transportation costs charged to dealers or other customers are recorded in both sales and cost of sales.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Services records finance and interest income on retail and other notes receivables and finance leases using the effective yield method. Income from operating leases is recognized over the term of the lease. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent. Income accrual is resumed if the receivable becomes contractually current and collection doubts are removed. Previously suspended income is recognized at that time.

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

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $52 million, $44 million, and $47 million for the years ended December 31, 2007, 2006, and 2005, respectively.

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

Foreign Currency Translation

Certain of CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of income.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Deposits in Fiat Affiliates’ Cash Management Pools (“Deposits with Fiat”)

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

Receivables and Receivable Sales

Receivables are recorded at face value, net of allowances for credit losses and deferred fees and costs. Allowances for credit losses are determined based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs and collections.

CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company computes fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions—credit losses, prepayment speeds, and discount rates commensurate with the risks involved. Changes in these fair values are recorded after-tax in other comprehensive income in unrealized gain on available-for-sale securities. Other-than-temporary impairments are recorded in net income. For securitizations that qualify as collateral for secured borrowings no gains or losses are recognized at the time of securitization. These receivables remain on the balance sheet.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses, if any. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Category	Lives
Buildings and improvements	10 — 40 years
Plant and machinery	5 — 16 years
Other equipment	3 — 10 years

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2007, 2006, and 2005 is not material in relation to the consolidated financial results.

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” CNH evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset be tested for possible impairment, CNH compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value based on a discounted cash flow analysis.

Equipment on Operating Leases

Financial Services purchases from dealers, equipment that is leased to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment in accordance with the provisions of Emerging Issues Task Force No. 95-4 “Revenue Recognition on Equipment Sold and Subsequently Repurchased Subject to an Operating Lease.” The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is estimated at the inception of the lease and periodically updated. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases and adjusts estimated residual values if necessary. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets in a purchase business combination. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying consolidated balance sheets. Goodwill and other intangible assets deemed to have an indefinite useful life are reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” During 2007 and 2006, the Company performed its annual impairment review during the fourth quarter and concluded that there was no impairment in either year.

Impairment testing for goodwill is done at a reporting unit level. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Other intangibles consist primarily of acquired dealer networks, trademarks, product drawings, patents, and software. Other intangibles with indefinite lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized. Other intangible assets with definite lives are being amortized on a straight-line basis over 5 to 30 years.

Reference is made to “Note 8: Goodwill and Other Intangibles” for further information regarding goodwill and other intangibles.

Income Taxes

The provision for income taxes is determined using the asset and liability approach in accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Deferred taxes are adjusted for enacted changes in tax rates and tax law. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence.

Retirement Programs

CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from employees and CNH. The cost of providing defined benefit pension and other postretirement benefits is based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

CNH uses a measurement date of December 31 for its qualified and non-qualified pension plans and postretirement benefit plans.

Derivatives

CNH records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is reported in income immediately.

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

Stock-Based Compensation Plans

Effective January 1, 2006, CNH adopted SFAS No. 123 Revised, “Share-Based Payment” (“SFAS No. 123 Revised”) which requires that all stock-based compensation be recognized as an expense and that such cost be measured at the fair value of the award. Upon adoption, CNH applied the Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Therefore, prior years’ financial statements have not been restated. Under SFAS No. 123 Revised, CNH recognizes stock-based compensation costs on a straight-line basis over the requisite service period for each award. Prior to adopting SFAS No. 123 Revised, CNH followed SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement No. 123 (“SFAS No. 148”) and used the Prospective Method of accounting for stock options. The Prospective Method required the recognition of expense for options granted, modified or settled since January 1, 2003. CNH had retained the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” for options issued prior to January 1, 2003. Adopting SFAS No. 123 Revised resulted in additional expense of approximately $1 million during 2006.

Additionally, compensation expense is reflected in 2005 net income for stock options granted prior to 2004 with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions, to all stock-based employee compensation for the year ended December 31, 2005.

2005
Net income, as reported	$163
Add: Stock-based employee compensation expense included in reported net income, net of tax	1
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(4)

Pro forma net income	$160

Earnings per share:
As reported:
Basic	$0.77

Diluted	$0.70

Pro Forma:
Basic	$0.76

Diluted	$0.68

Earnings Per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method as required by SFAS No. 128, “Earnings Per Share.”

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

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”). SFAS No. 141 Revised establishes principles and requirements for how an acquirer in a business combination is to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. CNH is in the process of evaluating the impact SFAS No. 141 Revised will have on its financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest,

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. CNH is in the process of determining the impact SFAS No. 160 will have on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. CNH anticipates that SFAS No. 159 will not have an impact on CNH’s financial position and results of operations, as the Company does not intend to elect the fair value option for eligible items.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for fiscal 2008, CNH will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP No. FAS 157-2. CNH has determined that the partial adoption of SFAS No. 157 will not have a material impact to its financial position and results of operations.

Note 3: Accounts and Notes Receivable

On-Book Receivables

Wholesale accounts and notes receivable arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have interest-free periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any interest-free period, interest is charged to dealers on outstanding balances until CNH receives payment. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of on-book accounts and notes receivables, as of December 31, 2007 and 2006, is as follows:

	2007	2006
	(in millions)
Wholesale notes and accounts	$4,277	$1,936
Retail and other notes and finance leases	3,902	2,809
Other restricted receivables	1,827	1,256
Other notes	889	806

Gross receivables	10,895	6,807
Less:
Allowance for credit losses	(302)	(258)
Current portion	(6,720)	(3,677)

Total long-term receivables, net	$3,873	$2,872

At December 31, 2007 and 2006, included in retail notes receivable are approximately $1.5 billion and $1.5 billion, respectively; of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provides subsidized funding to financial institutions to be loaned to farmers to support the purchase of tractors, combines and farm machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

In 2005, in support of the struggling agricultural sector, the Brazilian government announced a debt relief program for farmers affected by unfavorable weather conditions and plant disease. The debt relief program allowed certain qualified farmers financing agricultural equipment purchases to defer payments scheduled to be paid in 2005 until the end of the original loan period, thereby extending the term of the original loan by one year. In 2006, a similar but new debt relief program was approved, allowing certain qualified farmers financing agricultural equipment purchases to defer payments scheduled in 2006 until the end of their loan period, thereby extending the loan term by one year. Under the 2006 program, loans which had been extended in 2005 were eligible for further extension provided they met the qualifying criteria. Under each program, the BNDES reviewed and confirmed the qualifications of each borrower for admission into the debt relief program and granted like extensions of the subsidized funding to the financial institutions.

In 2007, the government announced a new debt relief program with the goal of encouraging the farmers to start making some payments on these outstanding agricultural loans. Under the 2007 program, certain qualified borrowers, making a minimum payment of 15% of the amount owed in 2007 received a “bonus credit” for an additional 15% of the amount owed and became eligible to defer payment on the balance of amounts owed in 2007 until the end of the loan period, thereby extending the loan term by one year. However, borrowers extending any portion of the 2007 payment became ineligible for any new BNDES loans for new purchases of agricultural equipment until either the full amount due in 2007 or the full amount due in 2008 has been paid. Under the 2007 program, loans which had been previously extended, under either or both of the 2005 and 2006 programs were eligible for further extension, provided they met the qualifying criteria and were approved by the BNDES. BNDES granted like extensions of the subsidized funding to the financial institutions and funded the 15% bonus credits. The 15% minimum payment required under the 2007 program was due February 17, 2008.

During 2005, 2006, and 2007, Financial Services continued to originate new loans under the BNDES program.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition to participating directly in the BNDES Program, Financial Services, also originated secured retail loans on behalf of other financial institutions participating in the BNDES program and continues to service these loans, on a fee for service basis. Financial Services has guaranteed this portfolio against all credit losses. At December 31, 2007, the guaranteed portfolio balance is $249 million and is included in managed receivables.

Maturities of long-term receivables as of December 31, 2007, are as follows:

Amount
(in millions)
2009	$1,335
2010	1,133
2011	811
2012	502
2013 and thereafter	92

Total long-term receivables, net	$3,873

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

Allowance for credit losses activity for the years ended December 31, 2007, 2006, and 2005 is as follows:

	2007	2006	2005
	(in millions)
Balance, beginning of year	$258	$247	$211
Provision for credit losses	102	78	104
Receivables written off	(47)	(69)	(63)
Other, net	(11)	2	(5)

Balance, end of year	$302	$258	$247

A portion of the Company’s retail note securitizations are accounted for as secured borrowings. Retail notes related to these programs were transferred, without recourse, to bankruptcy remote special purpose entities (“SPEs”) which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the retail notes are transferred are included in the Company’s consolidated balance sheet as the transactions do not meet the criteria for sale under SFAS No. 140. The total restricted assets related to these securitizations are indicated in the above receivables summary table as “Other restricted receivables.”

The following table summarizes CNH’s other restricted receivables at December 31, 2007, and 2006:

	2007	2006
	(in millions)
Asset-backed commercial paper (“ABCP”) conduit facilities	$1,220	$441
Australia retail receivables	288	456
U.S. retained undivided interests	136	185
U.S. credit card receivables	183	174

Total other restricted receivables	$1,827	$1,256

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depend primarily on cash flows generated by the restricted assets.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Off-Book Securitizations

Wholesale Receivables Securitizations

CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote SPEs, where required by bankruptcy laws. These SPEs, which are consolidated by CNH, legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly are not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

The facilities consist of a master trust facility in each of the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes with a three year maturity issued in June 2005, $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July 2006, and a 364-day, $400 million conduit facility that is renewable annually (June, 2008) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$190 million ($194 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006, and a 364-day C$150 million ($153 million) conduit facility that is renewable annually (August, 2008) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$180 million ($158 million) conduit facility that is renewable annually (May, 2008) at the sole discretion of the purchaser.

In August 2007, Financial Services acquired a special purpose trust used to securitize certain wholesale receivables in Europe. Subsequently, Financial Services repaid the investors in the special purpose trust through an increase in a debt facility with a related party. At that time, Financial Services consolidated approximately $1.0 billion of previously sold wholesale receivables.

Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective trust and preclude Financial Services from selling additional receivables originated on a prospective basis. The occurrence of an early amortization event would increase the amount of receivables and associated debt on our consolidated balance sheet.

As of December 31, 2007, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,304	$2,304		$1,900	$1,900		$404	$404
Canada	C$	451	460	C$	340	347	C$	111	113
Australia	A$	94	82	A$	67	59	A$	27	23

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,770	$2,770		$2,297	$2,297		$473	$473
Canada	C$	703	606	C$	540	466	C$	163	140
Europe		€866	1,141		€628	827		€238	314
Australia	A$	103	82	A$	76	60	A$	27	22

The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.

The cash flows between CNH and the facilities for the years ended December 31, 2007, and 2006 included:

	2007	2006
	(in millions)
Proceeds from securitizations	$184	$652
Repurchase of receivables	769	237
Proceeds from collections reinvested in the facilities	8,135	7,539

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

CNH securitized retail notes with a net principal value of $2.6 billion, $3.0 billion, and $2.9 billion in 2007, 2006, and 2005, respectively. CNH recognized gains on the sales of these receivables of $46 million, $80 million, and $83 million in 2007, 2006, and 2005, respectively.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2007 and 2006, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $60 million and $44 million, respectively. Total spread account balances were $272 million and $236 million at December 31, 2007, and 2006, respectively.

Retained Interests

The components of CNH’s retained interests as of December 31, 2007, and 2006 are as follows:

	2007	2006
	(in millions)
Receivables:
Collateralized wholesale receivables	$540	$617
Interest only strips	50	93
Spread and other	394	377

Total amount included in “Accounts and notes receivable, net”	984	1,087

Other assets:
ABS certificates	86	146
Other investments in ABS trusts	—	323

Total amount included in “Other assets”	86	469

Total retained interests	$1,070	$1,556

CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2007, and 2006, $38 million and $26 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.

Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2007 and 2006 were as follows:

	Range		Weighted Average
	2007	2006	2007	2006
Constant prepayment rate	15.00%	15.00-20.00%	15.00%	16.49%
Expected credit loss rate	0.71-0.76%	0.45-0.59%	0.75%	0.60%
Discount rate	9.00-13.00%	9.00-13.00%	10.95%	11.90%
Remaining maturity in months	21-24	20-23	23	22

CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to income. Based on this analysis, CNH reduced the value of its interest-only strips by $9 million, $5 million, and $9 million in 2007, 2006, and 2005, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on Fair Value

The weighted average of significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2007, and 2006 are as follows:

	2007			2006
	December 31, Assumption	10% Change	20% Change	December 31, Assumption	10% Change	20% Change
	(in millions, except percentages)
Constant prepayment rate	17.36%	$0.1	$0.4	17.87%	$0.2	$0.5
Expected credit loss rate	0.76%	$3.3	$6.6	0.71%	$3.1	$6.3
Discount rate	10.19%	$3.9	$7.8	10.65%	$4.2	$8.3
Remaining maturity in months	15			17

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

Actual and expected credit losses are summarized as follows:

	Receivables Securitized in
	2007	2006	2005
As of December 31, 2007	0.75%	0.87%	0.68%
As of December 31, 2006		0.68%	0.77%
As of December 31, 2005			0.56%

Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

CNH’s cash flows related to securitization activities for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
	(in millions)
Proceeds from retail securitizations	$2,459	$2,836	$2,799
Servicing fees received	43	43	40
Cash received on retained interests	98	94	93
Cash paid upon cleanup call	111	211	104

Other Receivables Securitizations

At December 31, 2007, and 2006, certain subsidiaries of CNH sold wholesale receivables totaling $310 million and $111 million, respectively. The receivables sold are reflected in “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt—other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2007 and 2006 are as follows:

	Principal Amount of Receivables At December 31,	Principal More Than 30 Days Delinquent At December 31,	Net Credit Losses for the Year Ending
	(in millions)
2007
Type of receivable:
Wholesale notes and accounts	$5,438	$93	$8
Retail and other notes and finance leases	12,937	298	17

Total managed	$18,375	$391	$25

Comprised of:
Receivables held in portfolio	$9,297
Receivables serviced for Equipment Operations	124
Receivables serviced for Joint Venture	1,760
Receivables services for other under BNDES program	249
Securitized Receivables:
Wholesale	2,305
Retail	4,640

Total managed	$18,375

2006
Type of receivable:
Wholesale notes and accounts	$4,659	$99	$10
Retail and other notes and finance leases	10,831	323	55

Total managed	$15,490	$422	$65

Comprised of:
Receivables held in portfolio	$5,066
Receivables serviced for Equipment Operations	256
Receivables serviced for Joint Venture	1,645
Securitized Receivables:
Wholesale	3,650
Retail	4,873

Total managed	$15,490

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $83 million, $125 million, and $138 million that were exchanged for retained interests in securitized retail receivables in 2007, 2006, and 2005, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4: Inventories

Inventories as of December 31, 2007, and 2006 consist of the following:

	2007	2006
	(in millions)
Raw materials	$890	$591
Work-in-process	333	267
Finished goods	2,265	1,877

Total inventories	$3,488	$2,735

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2007, and 2006 is as follows:

	2007	2006
	(in millions)
Land, buildings and improvements	$927	$897
Plant and machinery	2,395	2,143
Other equipment	341	336
Construction in progress	152	91

Gross property, plant and equipment	3,815	3,467
Accumulated depreciation	(2,305)	(2,161)

Net property, plant and equipment	$1,510	$1,306

Computer software for internal use was previously defined as “other equipment” in 2006 and prior years. Such software is now included in “other intangible assets” in the accompanying consolidated balance sheets.

Depreciation expense on the above property, plant and equipment totaled $226 million, $203 million, and $197 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2007, and 2006 is as follows:

Method of Accounting	2007	2006
	(in millions)
Equity method	$517	$450
Cost method	11	7

Total	$528	$457

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Combined financial information of equity method unconsolidated subsidiaries and affiliates is as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(in millions)
Operations:
Sales	$4,361	$3,770	$3,325

Net Income	$154	$182	$188

	As of December 31,
	2007	2006
	(in millions)
Financial Position:
Total assets	$5,769	$4,497

Total liabilities	$4,202	$3,014

Note 7: Equipment on Operating Leases

A summary of Financial Services’ equipment on operating leases as of December 31, 2007, and 2006 is as follows:

	2007	2006
	(in millions)
Equipment on operating leases	$619	$323
Accumulated depreciation	(108)	(69)

Net equipment on operating leases	$511	$254

Depreciation expense totaled $77 million, $41 million, and $42 million for the years ended December 31, 2007, 2006, and 2005, respectively and are included in “Other, net” in the accompanying consolidated statements of income.

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2007, are as follows:

Amount
(in millions)
2008	$90
2009	73
2010	44
2011	21
2012	6
2013 and thereafter	—

Total	$234

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2007, and 2006 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2006	$1,668	$575	$145	$2,388
Purchase accounting adjustment	(13)	(9)	—	(22)
Impact of foreign exchange	(1)	—	—	(1)

Balance at December 31, 2006	1,654	566	145	2,365
Purchase accounting adjustment	(7)	(5)	—	(12)
Impact of foreign exchange	17	6	6	29

Balance at December 31, 2007	$1,664	$567	$151	$2,382

During 2007 and 2006, various tax valuation allowances and adjustments established in purchase accounting related to the acquisition of Case Corporation, (“Case”; now a part of CNH America LLC (“CNH America”)) were reversed resulting in a reduction of goodwill.

As of December 31, 2007, and 2006, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2007			2006
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to Amortization:
Engineering Drawings	20	$391	$186	$205	$380	$153	$227
Dealer Networks	25	216	70	146	216	61	155
Software	5	318	207	111	264	172	92
Other	10 – 30	49	23	26	55	21	34

		974	486	488	915	407	508

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,246	$486	$760	$1,187	$407	$780

CNH recorded amortization expense of $69 million, $72 million, and $70 million during 2007, 2006, and 2005, respectively. Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is approximately $70 million.

Note 9: Credit Facilities and Debt

Credit facilities and debt primarily consist of committed and uncommitted credit facilities, public notes, and term notes with Fiat affiliates and third parties. Certain of the third party credit facilities are guaranteed by Fiat. In 2007, CNH paid to Fiat an annual guarantee fee of 0.0625% on the average amount outstanding under the guaranteed facilities. The same rate for annual guarantee fee was also applied in 2006.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes our credit facilities at December 31, 2007:

		Facility
					Drawn
					Equipment Operations		Financial Services		Total
	Borrower(A)	Currency	Maturity	Total	Due in 2008	Due after 2008	Due in 2008	Due after 2008	Due in 2008	Due after 2008	Available	Guarantor
Committed lines:
Revolving credit facility— certain treasury subsidiaries of Fiat	Both	Multiple	February 2008(B)	$1,000	$174	$—	$291	$—	$465	$—	$535
Revolving credit facility— other	EO	Multiple	August 2010	442	—	—	—	—	—	—	442	Fiat
BNDES subsidized financing	FS	Brazil Real	Various from January 2008 to December 2013	1,789	—	—	981	808	981	808	—	Fiat(C)
Various credit lines—other	EO	Brazil Real	Various from January 2008 to December 2012	234	117	117	—	—	117	117	—
Various credit lines—other	FS	Australia $	Various from January 2008 to September 2008	105	—	—	—	—	—	—	105

Total				3,570	291	117	1,272	808	1,563	925	1,082

Uncommitted lines:
Revolving shared credit facility—other	EO	Multiple	August 2010	1,030	—	—	—	—	—	—	1,030	Fiat
ABCP facilities:
Receivable securitizations	FS	US$	January 2008(D)	1,200	—	—	547	—	547	—	653
Credit cards securitizations	FS	US$	June 2008	200	—	—	171	—	171	—	29
Receivable securitizations	FS	Canada $	July 2008	306	—	—	212	—	212	—	94
Receivable securitizations	FS	Australia $	March 2008	387	—	—	353	—	353	—	34
Retained interest securitizations	FS	US$	December 2008	300	—	—	85	—	85	—	215
Uncommitted lines with Fiat	FS	Multiple	Various from November 2011 to March 2012	2,444	—	—	1,010	138	1,010	138	1,296	Fiat
Factoring lines	EO	Multiple	January 2008	310	310	—	—	—	310	—	—
Other	EO	Multiple	January 2008	15	2	—	—	—	2	—	13	Fiat(E)

Total				6,192	312	—	2,378	138	2,690	138	3,364

Total credit facilities				$9,762	$603	$117	$3,650	$946	$4,253	$1,063	$4,446

Amount above with or guaranteed by Fiat affiliates				$5,889	$174	$—	$2,261	$138	$2,435	$138	$3,316

(A)	Borrower is either an Equipment Operations (“EO”) entity, a Financial Services (“FS”) entity or Both.
(B)	In February 2008, this facility was replaced by a new $1.0 billion committed revolving facility maturing on February 27, 2009.
(C)	Up to $960 million (1.7 billion Brazilian real) of subsidized financing provided by Banco Nacional de Desenvolvimento Ecomomico e Social (“BNDES”) is guaranteed by Fiat.
(D)	Subsequent to December 31, 2007, this facility was extended through January 2009.
(E)	Includes a $13 million uncommitted line guaranteed by Fiat. As of December 31, 2007, this line was fully available to be borrowed under.

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

The applicable margin for intersegment debt and debt with Fiat affiliates is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as favorable as alternative sources of funds CNH may obtain from third parties. The range of margins applied by Fiat to CNH’s related party debt outstanding as of December 31, 2007, was between 0.15% and 2.00%.

Borrowings against ABCP liquidity facilities accrue interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

A $1.0 billion revolving credit facility with Fiat matured on February 28, 2008. This facility was replaced by a new $1.0 billion committed revolving facility maturing on February 27, 2009. It serves as the umbrella under which CNH borrows from Fiat and its affiliates for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat affiliates. This facility contains customary terms and conditions, including events of default. The facility provides that it will be an event of default if Fiat ceases to own, directly or indirectly, at least 50% of the outstanding common stock of CNH. According to the facility a commitment fee of 0.20% per annum is charged on the unused amount of the facility.

The €300 million ($442 million) revolving syndicated credit facility represents the amount allocated to us under a €1.0 billion ($1.5 billion) syndicated facility with a group of banks. In August 2007, the maturity date of this facility was extended from July 2008 to August 2010. It remained undrawn as of December 31, 2007. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the credit facility (other than CNH) have jointly and severally guaranteed the performance of the obligations of all borrowers under the facility. This facility contains a number of affirmative and negative covenants, including a financial covenant based on Fiat results, limitations on indebtedness, liens and sale of assets, and certain reporting obligations. Failure to comply with these covenants could cause a default under the agreement which might result in all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this facility, CNH is required to pay a commitment fee, the calculation of which takes into account the Fiat credit rating and the unused portion of the €300 million ($442 million) allocation as well as its pro rata share (based on the number of borrowers from time to time) of the remaining commitment fees and other fees relating to the facility.

Financial Services has certain dedicated committed credit facilities. In particular, approximately $1.8 billion was drawn by Financial Services under long-term financing arrangements provided by BNDES, supported by the Brazilian government under agricultural development programs. Under the original provisions of the program, BNDES provided credit facilities of $960 million guaranteed by Fiat. During 2005, 2006, and 2007, BNDES

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instituted debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. At December 31, 2007, the outstanding balance under the program is $1.8 billion. Repayment to BNDES under the credit facilities is proportionate to amounts due from farmers to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

CNH’s uncommitted lines of credit (excluding ABCP liquidity facilities), as of December 31, 2007, primarily reflects the €700 million ($1 billion) portion of the €1.0 billion ($1.5 billion) syndicated credit facility shared with other Fiat entities and €1.7 billion ($2.5 billion) lending from Fiat treasury subsidiaries to Financial Services.

CNH also has access to ABCP facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. CNH utilizes these facilities to fund the origination of receivables prior to selling such receivables in the term ABS markets or funding such receivables through alternative sources. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.4 billion.

Additionally, CNH has factoring lines totaling $310 million in Europe and certain other jurisdictions, for the discounting of certain wholesale receivables, primarily for our Equipment Operations business.

Certain of CNH’s revolving credit facilities contain requirements regarding the maintenance of financial conditions and impose certain restrictions related to new liens on assets and changes in ownership of certain subsidiaries. At December 31, 2007, CNH was in compliance with all of these debt covenants. The non-affiliated third party committed credit facilities generally provide for facility fees on the total commitment, whether used or unused.

Short-term debt

A summary of short-term debt, as of December 31, 2007, and 2006 is as follows:

	2007			2006
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Amounts drawn under ABCP facilities	$—	$1,112	$1,112	$—	$409	$409
Amounts drawn under credit facilities— other	429	—	429	180	129	309
Amounts drawn under credit facilities— Fiat affiliates	174	1,275	1,449	209	143	352

Drawn under credit facilities	603	2,387	2,990	389	681	1,070
Short-term debt—other	36	130	166	48	66	114
Short-term debt—Fiat affiliates	89	1,024	1,113	51	35	86
Intersegment short-term debt	—	1,831	—	—	1,348	—

Total short-term debt	$728	$5,372	$4,269	$488	$2,130	$1,270

Our Brazilian Financial Services subsidiary, Banco CNH, continued its local certificate of deposit program and had $277 million and $94 million outstanding as of December 31, 2007 and 2006, respectively, of which $127 million and $35 million is included in “short term debt—Fiat affiliates” as of December 31, 2007 and 2006, respectively. Also included in “short term debt—other” is $61 million and $59 million as of December 31, 2007 and 2006, respectively and in “intersegment short-term debt” is $89 million as of December 31, 2007.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted-average interest rates on consolidated short-term debt at December 31, 2007, and 2006 were 6.17 % and 6.11%, respectively. The average rate is calculated using the actual rates as at December 31, 2007 and 2006 weighted by the amount of the outstanding borrowings of each debt instrument.

A summary of long-term debt as of December 31, 2007, and 2006, including long-term drawings under credit lines, is as follows:

	2007			2006
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Public Notes:
Payable in 2007, interest rate of 6.75%	$—	$—	$—	$—	$126	$126
Payable in 2009, interest rate of 6.00%	492	—	492	487	—	487
Payable in 2011, average interest rate of 9.25%	—	—	—	1,051	—	1,051
Payable in 2014, interest rate of 7.125%	500	—	500	500	—	500
Payable in 2016, interest rate of 7.25%	249	—	249	248	—	248
Third Party Loans:
Payable in 2007; interest rate of 5.82% in 2006 (floating rate)	—	—	—	51	—	51
Notes with Fiat affiliates:
Payable in 2017, interest rate of 6.43% (floating rate)	300	—	300	—	—	—
Payable in 2017, interest rate of 7.00% (fixed rate)	500	—	500	—	—	—
Other affiliate notes, weighted-average interest rate of 6.37% in 2007 and 4.80% in 2006	—	704	704	—	52	52
Drawn amounts under credit facilities	117	2,209	2,326	64	2,050	2,114
Other debt	21	275	296	18	485	503
Intersegment debt with Equipment Operations	—	—	—	—	97	—

Total long-term debt	2,179	3,188	5,367	2,419	2,810	5,132
Less-current maturities	(2)	(1,485)	(1,487)	(53)	(1,007)	(1,060)

Total long-term debt excluding current maturities	$2,177	$1,703	$3,880	$2,366	$1,803	$4,072

In May 2004, Case New Holland, Inc. (“Case New Holland”) issued $500 million of its 6% Senior Notes due 2009 (the “6% Senior Notes”). During the second quarter of 2005, Case New Holland completed an exchange of its registered 6% Senior Notes for its outstanding unregistered 6% Senior Notes.

In March 2006, Case New Holland issued $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”), due 2014 (collectively with the 6% Senior Notes, the “Senior Notes”). During the third quarter of 2006, Case New Holland completed an exchange of its registered 7.125% Senior Notes for its outstanding unregistered 7.125% Senior Notes.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7 1/4% Senior Notes due 2016 at a nominal discount. The 7 1/4% notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, these notes have been fully guaranteed by CNH Global N.V.

On August 1, 2007, Case New Holland redeemed the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011, with a combination of cash and term financings. The term financing consisted of two loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, with both loans maturing in 2017. One loan, in the principal amount of $500 million, accrues interest at the fixed rate of 7% per annum. The second loan accrues interest at floating rate. Charges to redeem the notes and to write-off remaining unamortized issuance costs totaled $57 million and were recorded as interest expense in the accompanying consolidated statement of income.

In October 2007, $127 million 6.75% public notes issued in 1997 matured and were repaid.

Other long-term debt in 2007 and 2006 for Financial Services includes amounts funded under a retail ABS term transaction for which assets have been retained on-book. See “Note 3: Accounts and Notes Receivable” for further details.

Interest expense approximates interest paid for all periods presented.

Certain of CNH’s short-term and long-term debt agreements impose covenants and certain other restrictions, the most restrictive of which are discussed above. At December 31, 2007, CNH was in compliance with all of these debt covenants.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the minimum annual repayments of long-term debt, less current maturities of long-term debt, as of December 31, 2007, is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2009	$610	$885	$1,495
2010	2	427	429
2011	—	252	252
2012	—	119	119
2013 and thereafter	1,565	20	1,585

Total	$2,177	$1,703	$3,880

Note 10: Income Taxes

The sources of income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
	(in millions)
The Netherlands source	$(66)	$(91)	$4
Foreign sources	896	508	253

Income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	$830	$417	$257

The provision for income taxes for the years ended December 31, 2007, 2006, and 2005 consisted of the following:

	2007	2006	2005
	(in millions)
Current income taxes	$196	$174	$(16)
Deferred income taxes	158	(9)	132

Total income tax provision	$354	$165	$116

A reconciliation of CNH’s statutory and effective income tax provision for the years ended December 31, 2007, 2006, and 2005 is as follows:

	2007	2006	2005
Tax provision at the Netherlands statutory rate	26%	30%	32%
Foreign income taxed at different rates	12	7	6
Current year losses not benefited	3	14	43
Change in valuation allowance	(10)	(10)	(10)
Withholding taxes and credits	1	(1)	1
Unrecognized tax benefits	6	2	(21)
Other	5	(2)	(6)

Total income tax provision	43%	40%	45%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2007, 2006, and 2005, CNH reversed valuation reserves on deferred tax assets in certain jurisdictions where it was deemed more likely than not that the assets will be realized. In 2005, CNH reached an agreement with a government agency regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during 2005, additional tax expense was recognized in certain entities as valuation allowances were established against previously recognized deferred tax assets based on an evaluation of recent results of operations and anticipated future operations at these entities.

The components of net deferred tax assets as of December 31, 2007, and 2006 are as follows:

	2007	2006
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$593	$812
Marketing and sales incentive programs	175	180
Allowance for credit losses	95	87
Inventories, net	81	59
Warranty and modification programs	64	78
Restructuring	9	20
Other reserves	327	306
Tax loss carry forwards	856	1,233
Less: Valuation allowance	(799)	(1,121)

Total deferred tax assets	1,401	1,654

Deferred tax liabilities:
Other intangible assets, net	231	253
Property, plant and equipment, net	100	110
Inventories, net	80	61
Other	71	74

Total deferred tax liabilities	482	498

Net deferred tax assets	$919	$1,156

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2007, and 2006 as follows:

	2007	2006
	(in millions)
Current deferred tax asset	$584	$587
Long-term deferred tax asset (included in “Other assets”)	601	786
Current deferred tax liability (included in “Other accrued liabilities”)	(202)	(170)
Long-term deferred tax liability (included in “Other liabilities”)	(64)	(47)

Net deferred tax asset	$919	$1,156

CNH has tax loss carry forwards in a number of foreign tax jurisdictions. The years in which they expire are as follows: $4 million in 2010; $11 million in 2011; $21 million in 2012; $3 million in 2013; $11 million in 2014; $19 million in 2015; $15 million in 2016; and $160 million with expiration dates from 2022 through 2026. CNH also has tax loss carry forwards of $3.7 billion with indefinite lives.

Any reduction in valuation allowances recorded against deferred tax assets of Case and its subsidiaries as of the acquisition date, have in the past (see “Note 8: Goodwill and Other Intangibles”) and will, in the future, be

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

treated as a reduction of the goodwill recorded in conjunction with the acquisition and will not impact future periods’ tax expense. As of December 31, 2007, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case acquisition totaled $441 million.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company recognized a $48 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the gross amounts of unrecognized tax benefits at the beginning and end of the year is as follows:

Amount
(in millions)
Balance at January 1, 2007	$381
Additions based on tax positions related to the current year	29
Additions for tax positions of prior years	10
Reductions for tax positions of prior years	—
Reductions for tax positions as a result of lapse of statute	(2)
Settlements	(12)

Balance at December 31, 2007	$406

The total amount of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate is $122 million.

Included in the balance at December 31, 2007, are $10 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Also included in the balance at December 31, 2007, are $68 million of uncertain tax positions relating to the Case acquisition of which $40 million relates to valuation allowances against tax loss carry forwards and $28 million relates to other uncertain tax positions. Because of the impact of purchase accounting, the reversal of uncertain tax positions relating to the Case acquisition would not affect the annual effective income tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2007 and 2006, the Company recognized approximately $8 and $7 million in interest and penalties. The Company had approximately $53 and $45 million for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is currently under various income tax examinations by taxing authorities for years 1994 through 2006 that are anticipated to be completed by the end of 2010. As of December 31, 2007, certain taxing authorities have proposed adjustments to the Company’s transfer pricing positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement with competent authority by the end of 2008 that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have an effect on the Company’s annual cash flows in the range of $50 to $60 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company has not provided deferred taxes on $2 billion of undistributed earnings of non-Netherlands subsidiaries at December 31, 2007, as it is the Company’s policy to indefinitely reinvest these earnings in non-Netherlands operations. However, the Company periodically repatriates a portion of these earnings to the extent that it does not incur an additional tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

CNH paid cash taxes of $211 million, $97 million, and $45 million in 2007, 2006, and 2005, respectively.

Note 11: Restructuring

During 2007, 2006, and 2005, $85 million, $96 million, and $73 million, respectively, was recorded in restructuring. Restructuring costs in 2006 and 2005 primarily related to severance and other employee-related costs, write down of assets, loss on the sale of assets and business costs related to closing, selling and downsizing existing facilities and our announced closing in the United States of two manufacturing facilities.

Restructuring costs recognized in 2007 primarily relate to the PGN arbitration, severance and other employee-related costs incurred due to headcount reductions, and in the United States, the announced closure in 2006 of two manufacturing facilities. CNH is engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistical services for CNH in Europe. The expense for the year ended December 31, 2007, includes $42 million of additional costs as a result of our 2005 decision to exit our logistics outsourcing agreement with PGN and create a new company directed European logistics function (See Note 14 for additional information).

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

Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facilities in Belleville, Pennsylvania and Goodfield, Illinois;

•	rationalization of parts depots in Kansas City, Kansas, St. Paul, Minnesota and Omaha, Nebraska;

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

•	rationalization of the combine manufacturing plant in East Moline, United States; and

•

other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As management approves and commits to a restructuring action, CNH determines the assets that will be disposed of as a result of the restructuring actions and records an impairment loss equal to the lower of their carrying amount or fair market value less the cost to sell. The fair market value of the assets is determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. There was an impairment charge of $1 million in 2005. There were no impairment charges in 2007 and 2006.

The following table sets forth restructuring activity for the years ended December 31, 2007, 2006, and 2005:

	Severance and Other Employee Costs	Facility Related Costs	Asset Impairments	Other Restructuring	Total
	(in millions)
Balance at January 1, 2005	$37	$1	$—	$9	$47
Additions	61	5	1	6	73
Reserves utilized: cash	(51)	(6)	—	(15)	(72)
Reserves utilized: non-cash	—	—	(1)	—	(1)

Balance at December 31, 2005	47	—	—	—	47
Additions	72	21	—	3	96
Reserves utilized: cash	(46)	(6)	—	(3)	(55)
Reserves utilized: non-cash	(3)	—	—	—	(3)

Balance at December 31, 2006	70	15	—	—	85
Additions	40	3	—	42	85
Reserves utilized: cash	(106)	(12)	—	—	(118)
Reserves utilized: non-cash	—	—	—	(42)	(42)

Balance at December 31, 2007	$4	$6	$—	$—	$10

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. CNH anticipates that the actions currently accrued for will be completed by December 31, 2008. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of income as “Restructuring.”

Note 12: Employee Benefit Plans and Postretirement Benefits

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension, postretirement, and post-employment plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), all of which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. and Canadian employees hired after January 1, 2001, and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, the defined dollar benefit cap for salaried employees was replaced with the retirees paying 60% of each years’ total plan cost increase. The same provision will apply to hourly nonrepresented employees beginning in 2008.

Prescription drug benefits were eliminated effective January 1, 2007, for salaried retirees and nonrepresented hourly retirees eligible for Medicare Part D.

In May, 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”)” (“FSP No. 106-2”). In accordance with the provisions of FSP No. 106-2 and the Medicare Act, the Company re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation of approximately $70 million for the subsidy related to benefits attributed to past service. The Company elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in net periodic postretirement benefit costs of approximately $10 million for prospective service periods. In 2007 and 2006, the Company received subsidy payments of approximately $2 million and $3 million, respectively.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following assumptions were utilized in determining the funded status of CNH’s defined benefit pension plans as of and for the years ended December 31, 2007, 2006, and 2005:

	2007		2006		2005
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Weighted-average discount rates for obligations	6.20%	5.53%	5.80%	4.72%	5.50%	4.49%
Weighted-average discount rates for expense	5.80%	4.72%	5.50%	4.49%	5.75%	5.07%
Rate of increase in future compensation	N/A	4.33%	N/A	3.55%	N/A	2.73%
Weighted-average, long-term rates of return on plan assets	8.25%	7.00%	8.25%	7.01%	8.25%	7.16%

The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH’s postretirement health and life insurance plans as of and for the years ended December 31, 2007, 2006, and 2005:

	2007		2006		2005
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Weighted-average discount rates for obligations	6.20%	5.20%	5.80%	4.75%	5.50%	5.00%
Weighted-average discount rates for expense(A)	5.80%	4.75%	5.50%	5.00%	5.75%	5.75%
Rate of increase in future compensation	4.00%	N/A	3.00%	N/A	4.00%	3.50%
Weighted-average, long-term rates of return on plan assets	8.00%	N/A	N/A	N/A	N/A	N/A
Weighted-average, assumed initial healthcare cost trend rate	9.00%	8.50%	10.00%	9.00%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2012	2015	2012	2015	2011	2014

(A)	— For postretirement benefit plans impacted by amendments during the first half of 2005, a 5% discount rate was utilized for the plan re-measurement.

The assumed discount rate is used to discount future benefit obligations back to current dollars. The discount rate assumptions used to determine the U.S. obligations at December 31, 2007, were based on the Citigroup Pension Discount Curve which is the methodology commonly applied by our current actuaries for the U.S. plans. The Citigroup Pension Discount Curve is derived by adding an average of option-adjusted spreads drawn from double-A corporate bonds to a U.S. Treasury par curve that reflects the entire Treasury coupon and STRIPS market. Citigroup publishes the Pension Discount Curve on a monthly basis. The discount rate assumptions used to determine the U.S. obligations at December 31, 2006, was based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005 and 2004 and the obligations at December 31, 2004, were based on the Moody’s Aa bond yield. For non-U.S. plans, benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of projected benefit payments is used to derive discount rate assumptions.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost shifting, utilization changes, aging population and a changing mix of medical services.

Based on recent experience, as well as national employer survey data showing lower anticipated and experienced trend rates we lowered our healthcare trend rate from 10% to 9% for 2008. The new Medicare Advantage Insured Healthcare coverage effective January 1, 2008 for Medicare eligible participates assumed a 13.5% rate of increase for 2008, a decrease from 14.5% for 2007. The annual estimated rate of increase in per capita cost of healthcare will decrease by 1% in each subsequent year until reaching 5% in 2012 (and 2017 for the new Medical Advantage Insurance Healthcare). Increasing the assumed healthcare cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 2007, by approximately $106 million, and would increase the aggregate of the service cost and interest cost components of the net 2007 postretirement benefit cost by approximately $9 million. Decreasing the assumed healthcare cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 2007, by approximately $90 million, and would decrease the aggregate of the service cost and interest cost components of the net 2007 postretirement benefit cost by approximately $7 million.

The change in the other postretirement benefit obligation not only reflected increases in the discount rates but also includes the impacts of changes in estimated claim costs and other factors. The impact of such changes is included in the 2007, 2006 and 2005 actuarial gains.

The asset allocation for the U.S. and the U.K. and the weighted average asset allocation for other qualified pension plans and the related target allocations for 2008 are as follows:

	U.S. Plans			U.K. Plans			Other Plans
	Target Allocation	Percentage of Plan Assets as of December 31,		Target Allocation	Percentage of Plan Assets as of December 31,		Target Allocation	Percentage of Plan Assets as of December 31,
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Asset category:
Equity securities	50%	53%	53%	60%	70%	62%	22%	26%	56%
Debt securities	50%	47%	47%	40%	30%	38%	57%	67%	18%
Cash/Other	—	—	—	—	—	—	21%	7%	26%

The investment strategy followed by CNH varies by country depending on the circumstances of the underlying plan. Typically less mature plan benefit obligations are funded by using more equity securities as they

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. CNH expects to undertake asset allocation studies in 2008 and target allocation for 2008 could change as a result.

During 2007, CNH made a discretionary contribution to U.S. defined benefit pension plan trust of $30 million. During 2007, CNH made a discretionary contribution of $70 million to one of our other postretirement medical plans.

CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plan trust will be up to $25 million in 2008. Estimated contributions to the U.S. postretirement benefit plans will be approximately $85 million in 2008 prior to consideration of CNH making any discretionary contributions which CNH began funding in 2007.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits		Other Postretirement Benefits		Medicare Part D Reimbursement
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
	(in millions)
Employer Contributions:
2008 (expected)	$25	$69	$85	$3	N/A

Expected benefit payments and reimbursements:
2008	$76	$133	$82	$3	$1
2009	80	116	86	3	1
2010	81	119	90	3	2
2011	80	115	92	4	2
2012	81	118	92	4	2
2013 – 2017	406	575	451	19	16

Total	$804	$1,176	$893	$36	$24

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2007, and 2006:

	Pension Benefits		Other Postretirement Benefits
	2007	2006	2007	2006
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$3,132	$2,866	$1,481	$1,670
Service cost	30	34	11	15
Interest cost	160	143	79	85
Plan participants’ contributions	6	5	5	8
Actuarial loss (gain)	(191)	20	(284)	(173)
Currency translation adjustments	121	218	9	—
Gross benefits paid	(202)	(175)	(82)	(86)
Plan amendments	(9)	21	2	(38)

Actuarial present value of benefit obligation at end of measurement period	3,047	3,132	1,221	1,481

Change in plan assets:
Plan assets at fair value at beginning of measurement period	2,185	1,872	—	—
Actual return on plan assets	125	176	—	—
Currency translation adjustments	52	128	—	—
Employer contributions	104	179	147	78
Plan participants’ contributions	6	5	5	8
Gross benefits paid	(202)	(175)	(82)	(86)

Plan assets at fair value at end of measurement period	2,270	2,185	70	—

Funded status:	$(777)	$(947)	$(1,151)	$(1,481)

Net amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006 consist of:

	Pension Benefits		Other Postretirement Benefits
	2007	2006	2007	2006
	(in millions)
Non-current assets	$14	$8	$—	$—
Current liabilities	(51)	(44)	(81)	(104)
Non-current liabilities	(740)	(911)	(1,070)	(1,377)

Net liability recognized at end of year	$(777)	$(947)	$(1,151)	$(1,481)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2007 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$645	$293
Unrecognized prior service cost	(2)	(135)

Total	$643	$158

Pre-tax amounts expected to be amortized in 2008 from accumulated other comprehensive income (loss) consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$38	$27
Prior service cost (credit)	2	(43)

Total	$40	$(16)

The following table summarizes our pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2007	2006
	(in millions)
Projected benefit obligation	$2,228	$3,006

Accumulated benefit obligation	$2,190	$2,841

Fair value of plan assets	$1,528	$2,051

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2007, 2006, and 2005:

	Pension Benefits			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005
	(in millions)
Service cost	$36	$34	$37	$15	$15	$15
Interest cost	159	143	146	79	85	75
Expected return on assets	(164)	(150)	(128)	(1)	—	—
Amortization of:
Transition asset	—	—	—	6	7	7
Prior service cost	2	3	2	(41)	(40)	(36)
Actuarial loss	49	51	78	63	87	77

Net periodic benefit cost	82	81	135	121	154	138
Curtailment loss (gain)	(6)	24	—	—	(23)	—

Net periodic benefit cost	$76	$105	$135	$121	$131	$138

Expense related to benefits for inactive employees totaled $129 million, $146 million and $130 million for the years ended December 31, 2007, 2006, and 2005, respectively and are included in “Other, net” in the accompanying consolidated statements of income.

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During each of the years ended December 31, 2007, 2006, and 2005, CNH recorded expense of $31 million, $31 million, and $29 million, respectively, for its defined contribution plans.

Note 13:	Other Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2007, and 2006 is as follows:

	2007	2006
	(in millions)
Marketing and sales incentive programs	$607	$552
Warranty and modification programs,	297	277
Value-added taxes and other taxes payable	253	204
Legal reserves	231	173
Current deferred tax liability	202	170
Accrued payroll	195	120
Defined benefit and other retirement plan obligations	150	162
Unrecognized tax benefits liability	104	—
Deferred income	92	42
Accrued interest	48	87
Customer advances	42	25
Other	354	332

Total other accrued liabilities	$2,575	$2,144

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14:	Commitments and Contingencies

CNH and its subsidiaries are party to various legal proceedings in the ordinary course of its business, including, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of legal matters pending against CNH or its subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on CNH, such lawsuits could have, in the aggregate, a material adverse effect on CNH’s consolidated financial condition, cash flows, and results of operations.

Environmental

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. At this time, however, we are not able to quantify the dollar amount of such expenditures as the levels and timing are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission limits could result in adverse effects on future financial results.

Capital expenditures for environmental control and compliance in 2007 were approximately $4.0 million and we expect to spend approximately $8.4 million in 2008. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 49 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List promulgated pursuant to CERCLA. For 42 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support the U.S. EPA’s alleged scenario. In April, 2006, the U.S. EPA finalized the listing. After subsequent remedial investigations were completed by the U.S. EPA and us in 2006, the U.S. EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. The U.S. EPA continues to

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH and certain of its subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, CNH believes that it has strong legal and factual defenses, and CNH will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 49 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, we could be required to pay amounts in excess of our pro rata share of remediation costs. However, when appropriate, our understanding of the financial strength of other PRPs has been considered in the determination of our potential liability. We believe that the costs associated with the Waste Sites will not have a material adverse effect on our business, financial position or results of operations.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $86 million. Review, analysis and remediation of environmental sites is a time consuming activity. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2007, environmental reserves of approximately $50 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Product Liability

Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations. Product liability expense is recorded in the consolidated statements of income in the line “Other, net.”

Other Litigation

Yolton: In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co., and Case Corporation (“Yolton”), styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc., “El Paso”) and Case, LLC (now known as CNH America). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to Case in June 1994. El Paso administers the health insurance programs for these employees. An

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement had been reached with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. In 1998, in exchange for a release of all further liability for above-cap costs, Case contributed $27.8 million to a Voluntary Employee's Beneficiary Association (VEBA) to help defray retirees’ above-cap costs.

The lawsuit arose after El Paso notified the retired employees that the VEBA funds were exhausted and the employees thereafter would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March 2003, asking the district court to order El Paso and/or Case to pay the above-cap amounts. On March 9, 2004, based on an “alter ego” theory, the district court held that Case was liable and ordered that Case pay the above-cap health insurance benefits. Case filed a motion for reconsideration and a motion for stay, both of which the district court denied on June 3, 2004. Case and El Paso appealed to the Sixth Circuit Court of Appeals, but the Sixth Circuit affirmed the district court’s decision. El Paso and Case each filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On November 6, 2006 the U.S. Supreme Court denied El Paso’s and Case’s petitions and the matter was returned to the district court. After extensive discovery, El Paso and the plaintiffs filed summary judgment motions. Case filed a summary judgment motion on the “alter ego” and VEBA release issues. Oral argument on these motions took place November 20, 2007. The district court has not yet rendered an opinion. If the district court grants the various summary judgment motions, trial may not be necessary. If the district court denies some or all of the motions, a trial may be needed to resolve certain factual issues.

In conjunction with the above litigation, Case filed a summary judgment motion with the District Court asking the court to enforce the terms of a Reorganization Agreement, which Case contended obligated El Paso to defend Case and indemnify it for all expenses and losses arising from this lawsuit. The Court granted that motion and the decision has been upheld on appeal by the Sixth Circuit Court of Appeals. Based on Case’s rights to indemnification under the Reorganization Agreement now being final, Case and El Paso reached a settlement, whereby El Paso fully repaid Case the amounts previously paid to the retirees and committed to pay Case’s costs in litigating the “alter ego” issue and the VEBA release issue going forward.

ACT: Three of CNH’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli S.p.A. and certain affiliates (“Pirelli”). He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($20.0 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($17.9 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the amounts, if any, which must be repaid to the Revenue by each individual claimant but have referred the case back to the High Court. A hearing took place in February 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment was appealed to the Court of Appeal in January 2008. That appeal was dismissed in a judgment delivered in February 2008. CNH believes Pirelli is considering petitioning the House of Lords for permission to appeal.

Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($20.5 million) and the £9.1 million ($18.3 million) that had been previously received. Neither repayment would impact our results of operations; however, the £9.1 million ($18.3 million) of surplus ACT would be re-established as a tax asset on the consolidated balance sheet. This asset would be available to use against taxation liability on future profits of the U.K. companies. In the event that we determined that future U.K. profits would not be generated in order to use the asset, then a valuation reserve would be recorded against the asset and would impact our results of operations accordingly. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

Oil for Food: In February 2006, Fiat received a subpoena from the United States Securities & Exchange Commission (“SEC”) Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requested documents relating to certain Fiat-related entities (including certain subsidiaries of CNH) with respect to matters relating to the United Nations Oil-for-Food Program with Iraq (the “OFF Program”). A substantial number of companies, including certain CNH entities, were mentioned in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme" issued in October 2005 (the “Report”). The Report alleged that these companies engaged in transactions under the OFF Program that involved inappropriate payments. There are two CNH entities named in the Report: CNH Italia and Case France (now known as CNH France S.A.). These two companies have provided documents and other information to the SEC which have, to some extent, been shared by the SEC with the United States Department of Justice (“DOJ").

In December 2006, Fiat and CNH jointly began settlement discussions with the SEC and DOJ. The SEC initially communicated that in order to settle the allegations it would require disgorgement of profits relating to the applicable contracts, interest on such amounts, and the imposition of a civil fine. The DOJ has initially communicated that in order to settle the allegations it would require the imposition of a criminal fine. CNH intends to continue such discussions with the SEC and DOJ and, while CNH does not expect a settlement of this matter to have a material financial impact on it, an acceptable negotiated settlement of such allegations cannot be assured.

PGN: On September 21, 2007, CNH submitted a response in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain of CNH’s subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, CNH paid to PGN approximately £27.4 million ($55 million) which represented payment of claims which the Tribunal held CNH

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. While certain calculations remain to be made, CNH estimates that the aggregate amount to be paid under the damages award will not exceed $35 million. The Tribunal dismissed all of PGN’s claims other than those included in the damages award.

CNH records litigation expense in the consolidated statements of income in the line “Other, net.”

Commitments

Minimum rental commitments at December 31, 2007, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2008	$36
2009	24
2010	20
2011	17
2012	12
2013 and beyond	54

Total minimum rental commitments	$163

Total rental expense for all operating leases was $29 million, $29 million, and $40 million for the years ended December 31, 2007, 2006, and 2005, respectively.

At December 31, 2007, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$4,075	$247	$3,828
Wholesale and dealer financing	5,941	3,217	2,724

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2007, total commitments of this type are approximately $160 million.

In addition CNH provides payment guarantees on financial debts of customers for approximately $256 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

service secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2007, the guaranteed portfolio balance is $249 million.

Warranty and Modification Programs

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for normal and extended warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2007 and 2006 for these commitments is as follows:

	2007	2006
	(in millions)
Balance, beginning of year	$277	$247
Current year accruals	363	317
Claims paid and other adjustments	(343)	(287)

Balance, end of year	$297	$277

Note 15:	Financial Instruments

Fair Market Value of Financial Instruments

The fair market value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. The estimated fair market values of financial instruments in the consolidated balance sheet as of December 31, 2007, and 2006 are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Accounts and notes receivable, net and long term receivables	$10,593	$10,557	$6,549	$6,547
Long-term debt	$3,864	$3,871	$4,072	$4,164
Derivative contracts, net asset (liability)	$(14)	$(14)	$23	$23

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative contracts, net

As derivatives are recorded at fair market value on the consolidated balance sheets, the carrying amounts and fair market values are equivalent for CNH’s foreign exchange forward contracts, currency options, interest rate swaps and interest rate caps.

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative or trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $3.2 billion as of December 31, 2007.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income (loss) and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of income in the line “Other, net” and was not significant. The maturity of these instruments does not exceed 17 months and the net of tax gains deferred in other accumulated comprehensive income (loss) to be recognized in income over the next year beginning January 1, 2008, are $10 million. The effective portion of changes in the fair value of the derivatives are recorded in other accumulated comprehensive income (loss) and are recognized in net sales and cost of goods sold in the consolidated statements of income when the hedge item affects earnings.

CNH also uses forwards and swaps to hedge certain short-term receivables and liabilities denominated in foreign currencies, and foreign operational cash flow exposures. The changes in the fair values of these instruments are recognized directly in income, and are expected to offset the foreign exchange gains or losses on the exposures being managed.

Interest Rate Derivatives

CNH has entered into interest rate swap agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other accumulated comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships was not significant and is recorded in the line “Other, net” in the consolidated statements of income. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 54 months, and CNH expects gains to be insignificant.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no ineffectiveness as a result of fair value hedge relationships in 2007, 2006, or 2005.

CNH enters into forward starting interest rate swaps and forward rate agreements to hedge proceeds received upon the sale of receivables in ABS transactions as described in “Note 3: Accounts and Notes Receivable.” These instruments protect the Company from rising interest rates, which impact the rates paid on the securities issued to investors in connection with these transactions. The changes in the fair value of these instruments are highly correlated to changes in the anticipated cash flows from the proceeds to be received. Gains and losses are deferred in accumulated other comprehensive income (loss) and recognized in “Finance and interest income” in the consolidated statements of income at the time of the ABS issuance. Ineffectiveness of these hedge relationships was not significant in 2007, 2006, or 2005.

CNH also utilizes both back-to-back interest rate swaps and back-to-back interest rate caps that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These instruments are used to mitigate interest rate risk related to the Company’s ABCP facilities and various limited purpose business trusts associated with the Company’s retail note ABS securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into an offsetting interest rate swap or cap with substantially similar terms. Net gains and losses on these instruments were insignificant for 2007, 2006, and 2005.

Note 16:	Shareholders’ Equity

The Articles of Association of CNH provide for authorized share capital of €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares, each with a per share par value of €2.25. At the general meeting of the shareholders held on April 2, 2007, the shareholders authorized CNH’s Board of Directors to issue shares for a period ending in April 2012.

On April 7 and 8, 2003, CNH Global issued a total of eight million shares of Series A Preferred Stock in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. Each outstanding share of Series A Preferred Stock, which was held by Fiat Netherlands, was entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock automatically converted into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, was greater than $24 at any time through and including December 31, 2006 or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustment. For the period of 30 consecutive trading days ending on March 22, 2006, such average was $24.01. Accordingly, pursuant to their terms, the eight million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat’s ownership of CNH rose to approximately 90%.

Prior to November 1, 2007 the Company provided matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares. On November 1, 2007, the Company discontinued providing matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2007 and 2006, changes in CNH common shares, and CNH Series A Preference Shares issued were as follows:

	Common Shares		Series A Preference Shares
	2007	2006	2007	2006
	(in thousands)
Issued as of beginning of year	236,320	135,020	—	8,000
Issuances of CNH Common Shares:
Contributions to CNH benefit plans	342	690	—	—
Shares issued to Directors	64	35	—	—
Stock-based compensation	598	575	—	—
Conversion of CNH Series A Preferred Stock	—	100,000	—	(8,000)

Issued as of end of year	237,324	236,320	—	—

Dividends of $0.25 per common share, totaling $59 million, $59 million, and $34 million were declared and paid during 2007, 2006, and 2005, respectively.

Note 17:	Option and Incentive Plans

For the years ended December 31, 2007, 2006, and 2005, CNH recognized total share-based compensation expense of approximately $19 million, $4 million, and $1 million, respectively. For the years ended December 31, 2007, 2006 and 2005, CNH recognized a total tax benefit relating to share-based compensation expense of approximately $6 million, $1 million, and an insignificant amount, respectively. As of December 31, 2007, CNH has unrecognized share-based compensation expense related to nonvested awards of approximately $51 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.1 years.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on April 28, 2006, provides for the payment of: (1) an annual retainer fee of $65,000; (2) a committee membership fee of $25,000; and (3) a committee chair fee of $10,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of a quarter of their Fees. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the New York Stock Exchange. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. At December 31, 2007, and 2006, there were 770,600 and 772,296 common shares, respectively; reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2007:

	2007
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	126,770	$23.16
Granted	13,188	53.09
Forfeited	—	—
Exercised	(66,117)	15.32

Outstanding at end of year	73,841	30.93

Exercisable at end of year	37,841	36.20

Outstanding options under the Directors’ Plan have a weighted average remaining contract term of 7.9 years. Exercisable options under the Directors’ Plan have a weighted average remaining contract term of 7.9 years.

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)
$ 9.23–$15.70	4,000	5.4	$9.23	$226,360	4,000	5.4	$9.23	$226,360
$15.71–$26.20	19,656	7.7	20.13	898,133	11,656	7.9	22.08	509,813
$26.21–$40.00	37,252	8.5	28.74	1,381,291	9,252	9.1	31.89	313,931
$40.01–$56.00	2,896	9.5	50.95	43,064	2,896	9.5	50.95	43,064
$56.01–$77.05	10,037	7.1	63.09	37,847	10,037	7.1	63.09	37,847

				$2,586,695				$1,131,015

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $65.82. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Share Ownership

All of CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Directors’ elective option awards vest immediately upon grant but shares purchased upon exercise of a stock option grant may not be sold until at least six months after the grant date. Directors’ options terminate six months after a Director leaves the Board of Directors if not exercised. In any event, Directors’ options terminate if not exercised by the tenth anniversary of the grant date.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. As of December 31, 2007, CNH has reserved 15,900,000 shares for the CNH EIP.

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

Beginning in 2006, the Company stopped issuing CNH Long-Term Incentive (“LTI”) awards, as discussed below, and began to issue awards under plans providing performance-based stock options, performance-based shares and cash. In February 2007, CNH granted approximately 1.6 million performance-based stock options under the CNH EIP. One-third of the options vested with the approval of 2007 results by the Board of Directors in January 2008. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP in 2007 have a six year contractual life.

The following table reflects option activity under the CNH EIP for the year ended December 31, 2007:

	2007
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,760,466	$36.42
Granted	1,634,932	37.96
Forfeited	(377,997)	49.30
Exercised	(546,163)	24.59

Outstanding at end of year	2,471,238	38.08

Exercisable at end of year	725,975	43.74

Outstanding options under the CNH EIP have a weighted average remaining contract term of 4.5 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 3.2 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value (A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value (A)
$10.00 -$19.99	148,063	4.6	$16.18	$7,349,847	148,063	4.6	$16.18	$7,349,847
$20.00 -$29.99	293,139	4.2	21.20	13,079,862	60,359	4.2	21.20	2,693,219
$30.00 -$39.99	1,715,708	4.9	37.22	49,071,813	203,225	3.6	31.70	6,934,037
$40.00 -$69.99	314,328	2.2	68.85	1,320	314,328	2.2	68.85	1,320

				$69,502,842				$16,978,423

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $65.82. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based shares vest upon the attainment of specified performance objectives.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2007:

	2007
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	2,362,052	$26.45
Granted	240,500	61.14
Forfeited	(545,463)	26.25
Vested	(45,299)	18.77

Nonvested at end of year	2,011,790	30.82

The LTI awards issued prior to 2006 are subject to the achievement of certain performance criteria over a three-year performance cycle. At the end of the three-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels.

In 2004, an LTI award for which payout was tied to the achievement of specified performance objectives was approved under the CNH EIP for selected key employees and executive officers. This award for the 2004-2006 performance cycle provided an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. Objectives for the first two years of the performance cycle were met and an accelerated payment of cash and 66,252 shares were issued in 2006. Ultimately, the cumulative results for the 2004-2006 performance cycle were achieved and the remaining award was issued in early 2007.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A second three-year LTI award for the 2005-2007 performance cycle was granted in 2005. The results for the 2005-2007 performance cycle were partially achieved and the award was issued in early 2008 upon approval of the 2007 results by the Board of Directors.

In connection with the new performance-based plans which were approved in 2006, CNH granted approximately 2.2 million performance based, non-vested share awards under the CNH EIP to approximately 200 of the Company’s top executives. These performance shares will vest if specified targets are achieved in 2008, 2009, or 2010. The number of shares that vest will decrease by 20% each year the specified targets are not achieved. If specified targets are not achieved by 2010, the shares granted will not vest. The fair value of this award ranges from $26.27 to $27.35 per share depending on the service period over which the award ultimately vests. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $23 million to $44 million (current estimate is $33 million).

In 2007, CNH granted 240,500 performance based, non-vested share awards under the same terms as the 2006 award. The fair value of these awards ranges from $60.24 to $61.78 per share depending on the service period over which the award ultimately vests. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately $8 million to $14 million (current estimate is $11 million).

The following table summarizes the outstanding performance shares under the CNH EIP as of December 31, 2007:

	2007 Award	2006 Award	2005 Award	2004 Award
Grant	240,500	4,325,000	195,946	235,134
Cancelled	—	(2,162,500)	—	—
Vested	—	—	—	(111,551)
Forfeited	—	(477,500)	(109,656)	(123,583)

Outstanding	240,500	1,685,000	86,290	—

As of December 31, 2007, there were 9,916,370 common shares available for issuance under the CNH EIP.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2007		2006		2005
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	4.3%	4.4%	4.8%	4.5%	3.9%	3.7%
Dividend yield	1.1%	1.0%	1.3%	1.3%	1.3%	1.3%
Stock price volatility	44.6%	38.3%	71.0%	34.7%	72.0%	71.5%
Option life (years)	5.00	4.00	5.00	3.25	5.00	5.00

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
CNH Directors’ Plan	$21.66	$14.61	$10.13
CNH EIP	$12.65	$5.78	$10.18

The fair value of the 2007 CNH EIP grant was determined using the simplified method available under Staff Accounting Bulletin 107 “Share Based Payment.” The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares looking back over a period at least equal to the expected life of the options. The 2007 CNH EIP grant expected life is based on the average of the vesting term of 36 months and the original contract term of six years. The expected life for Directors’ Plan grants are based on management estimates. The expected dividend yield is based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last four years.

The fair value of performance-based shares is based on the market value of CNH’s common shares on the date of the grant or its modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

Additional Stock-Based Compensation Information

The table below provides additional stock-based compensation information for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(in millions)
Total intrinsic value of options exercised	$11.7	$5.0	$0.8
Total intrinsic value of share-based liabilities paid	$—	$1.8	$—
Fair value of shares vested	$0.8	$2.6	$4.8
Cash received from stock award exercises	$13.1	$8.6	$3.0
Tax benefit of options exercised	$3.8	$1.1	$—

During 2007, no stock-based compensation awards under the CNH Directors’ Plan or the CNH EIP expired.

Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

Pro Forma net income and earnings per share assuming the fair value of accounting for stock-based compensation prior to adopting SFAS No. 123 Revised is provided in “Note 2: Summary of Significant Accounting Policies.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2007 follows:

Date of Grant	Date of Grant Share Price	Exercise Price		Options
		Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable
3/30/1999	€29.38	€28.45	€26.12	53,300	16,400	(69,700)	—	—	—
2/18/2000	33.00	30.63	28.12	102,500	51,000	(66,500)	—	87,000	87,000
2/27/2001	26.77	27.07	24.85	50,000	(20,000)	(30,000)	—	—	—
10/31/2001	18.06	18.00	16.52	249,000	47,000	(155,000)	(62,000)	79,000	79,000
9/12/2002	11.88	11.16	10.39	513,000	46,000	(268,500)	(189,500)	101,000	101,000

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

Other programs

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $905,000 and $256,000 in 2007 and 2006, respectively. The entire amount in both 2007 and 2006 related to executive officers of CNH.

Note 18:	Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method as required by SFAS No. 128 “Earnings Per Share.”

CNH calculates basic earnings per share based on the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method did not impact 2007 or 2006 as a result of the conversion of the Series A Preferred Stock to Common Shares in 2006 as the Series A Preferred Stock was not considered participating. The two-class method did have an impact on the calculation of basic earnings per share in 2005.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in millions, except per share data)
Basic:
Net income	$559	$292	$163
Dividend to common shares ($0.25 per share)	—	—	(34)

Undistributed earnings	559	292	129
Earnings allocated to Series A Preferred Stock	—	—	(59)

Earnings available to common shareholders	559	292	70
Dividend to common shares	—	—	34

Net income available to common shareholders	$559	$292	$104

Weighted average common shares outstanding—basic	236.8	213.4	134.3

Basic earnings per share	$2.36	$1.37	$0.77

Diluted:
Net income	$559	$292	$163

Weighted average common shares outstanding—basic	236.8	213.4	134.3
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	22.2	100.0
Stock Compensation Plans (A)	0.4	1.2	0.1

Weighted average common shares outstanding—diluted	237.2	236.8	234.4

Diluted earnings per share	$2.36	$1.23	$0.70

(A)

Stock options to purchase approximately 0.7 million, 1.1 million, and 1.2 million shares during 2007, 2006, and 2005, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

Note 19:	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as of December 31, 2007, and 2006 are as follows:

	2007	2006
	(in millions)
Cumulative translation adjustment	$322	$(23)
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($(317) and $(477), respectively)	(484)	(821)
Deferred gains (losses) on derivative financial instruments, net of taxes ($4 and $(8), respectively)	14	16
Unrealized gain on available for sale securities, net of taxes ($(4) and $(8), respectively)	6	10

Total	$(142)	$(818)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20:	Segment and Geographical Information

Segment Information

During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. Consequently, for 2007 and 2006, CNH has identified five reporting units; CaseIH, New Holland, Case, New Holland Construction, and Financial Services. While CNH has five reporting units its Agricultural Equipment brands as well as its Construction Equipment brands continue to have similar operating characteristics such as the nature of the products and production processes, type of customer and methods of distribution. As such, CNH continues to aggregate its Agricultural Equipment and Construction Equipment brands for segment reporting purposes. As a result, CNH continues to have three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services.

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

Financial Services

The financial services segment is engaged in broad-based financial services through wholly owned subsidiaries and joint ventures in North America, Latin America, Europe and Australia. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment sold by CNH dealers and distributors. CNH also facilitates the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment operators, as well as financing options to dealers to finance working capital, real estate and other fixed assets and maintenance equipment in connection with their operations.

As of December 31, 2007, Fiat owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation from consolidated trading profit reported to Fiat under IFRS to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2007, 2006, and 2005 is provided below.

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Trading profit reported to Fiat under IFRS	$1,357	$925	$869
Adjustments to convert from trading profit to U.S. GAAP income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(80)	(135)	(258)
Accounting for other intangible assets, primarily development costs	(63)	(48)	11
Restructuring	(85)	(96)	(73)
Net financial expense	(257)	(240)	(283)
Accounting for receivable securitizations and other	(42)	11	(9)

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$830	$417	$257

The following summarizes trading profit by segment under IFRS:

	Years Ended December 31,
	2007	2006		2005
	(in millions)
Agricultural equipment	$656	$307		$260
Construction equipment	321	272		209
Financial services	380	313		293
Other	—	33	(A)	107	(B)

Trading profit under IFRS	$1,357	$925		$869

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2007, 2006, and 2005 is as follows:

	2007	2006	2005
	(in millions)
Revenues:
Agricultural equipment	$9,948	$7,817	$7,843
Construction equipment	5,023	4,301	3,963
Financial services	1,587	1,332	1,094
Eliminations	(328)	(232)	(194)

Net revenues under IFRS	16,230	13,218	12,706
Difference, principally finance and interest income on receivables held by QSPEs (on-book under IFRS)	(266)	(220)	(131)

Revenues under U.S. GAAP	$15,964	$12,998	$12,575

Depreciation and amortization:
Agricultural equipment	$263	$238	$234
Construction equipment	81	86	82
Financial services	76	44	46

Depreciation and amortization under IFRS	420	368	362
Difference, principally amortization of development costs capitalized under IFRS	(48)	(52)	(53)

Depreciation and amortization under U.S. GAAP	$372	$316	$309

Segment assets:
Agricultural equipment*	$8,309	$7,062	$6,041
Construction equipment*	4,504	3,914	2,553
Financial services	18,261	15,348	13,522
Assets not allocated to segments, principally goodwill, other intangibles and taxes	8,325	7,504	7,986
Eliminations	(9,059)	(7,703)	(6,190)

Segment assets under IFRS	30,340	26,125	23,912
Difference, principally receivables held by QSPEs (on-book under IFRS)	(6,595)	(7,851)	(6,594)

Total assets under U.S. GAAP	$23,745	$18,274	$17,318

*	Includes receivables legally transferred to Financial Services

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2006	2005
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$350	$223	$144
Construction equipment	152	87	38
Financial services	386	180	114
Unallocated	—	5	21

Expenditures for additions to long-lived assets under IFRS	888	495	317
Difference, principally development costs capitalized under IFRS	(173)	(104)	(51)

Total expenditures for additions to long-lived assets under U.S. GAAP	$715	$391	$266

*	Includes equipment on operating leases and property, plant and equipment

	2007	2006
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$216	$160
Construction equipment	204	194
Financial services	108	103

Investments in unconsolidated subsidiaries and affiliates under IFRS	528	457
Difference, principally historical goodwill and pension	—	—

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$528	$457

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Canada	Brazil	France	Italy	Germany	Other	Total
	(in millions)
At December 31, 2007, and for the year then ended:
Total revenues	$4,971	$1,265	$1,365	$1,099	$701	$636	$5,927	$15,964

Long-lived tangible assets	$799	$196	$162	$95	$327	$40	$402	$2,021

At December 31, 2006, and for the year then ended:
Total revenues	$4,667	$1,452	$801	$814	$587	$524	$4,153	$12,998

Long-lived tangible assets	$640	$101	$110	$77	$257	$38	$337	$1,560

At December 31, 2005, and for the year then ended:
Total revenues	$4,768	$850	$649	$865	$569	$458	$4,416	$12,575

Long-lived tangible assets	$561	$79	$96	$72	$232	$68	$338	$1,446

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21: Related Party Information

As of December 31, 2007, outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.31) per share. As of December 31, 2007, there were 237,169,370 common shares outstanding. At December 31, 2007, the Company had 593 registered holders of record of common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is the largest single shareholder. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.5 billion) syndicated credit facility with a group of banks. In August 2007, the maturity date of this facility was extended from July 2008 to August 2010. It remained undrawn as of December 31, 2007. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($442 million) of this borrowing capacity was allocated to CNH with additional amounts potentially available depending on the usage by other borrowers.

Fiat, through certain of its treasury subsidiaries, has also made available to CNH and certain of its subsidiaries, pursuant to a Facility Agreement entered into in February 2008, a multi-currency revolving credit facility for a period ending on February 27, 2009. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow as short-term loans or as overdraft advances up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The Facility Agreement replaces in its entirety a prior revolving credit agreement, which was entered into in January 2007 and expired in February 2008. The interest rates on advances under the prior revolving credit agreement ranged from LIBOR + 0.15% per annum to LIBOR + 2.00% per annum during 2007. We have agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2007, $465 million in short-term advances were outstanding under the predecessor facility.

On December 31, 2007, our outstanding consolidated debt with Fiat and its affiliates was $4.2 billion, or 44% of our consolidated debt, compared to $490 million or 8% as of December 31, 2006.

Among the various reasons for this increase in our consolidated debt with Fiat was the redemption in August 2007 of Case New Holland, Inc.’s $1.05 billion 9 1/4% Senior Notes due 2011, using a combination of cash and term financing. The term financing consisted of two loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, with both loans maturing in 2017. Other factors contributing to the increase were the consolidation and funding of the special purpose trust in Europe, with about $1.0 billion of wholesale receivables brought on-balance sheet, and the reduction of an ABS wholesale conduit facility in the U.S. for $400 million in the first half of 2007. The balance of the increase was due to incremental receivables being funded on the books of Financial Services in Europe for $1.3 billion and to the lack of an ABS transaction in Canada, for $200 million.

The total consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2007 also included $465 million in short-term debt drawn under a $1.0 billion revolving credit line with a maturity date of February 28, 2008. In February 2008, this revolving credit line was replaced by a new revolving facility with Fiat treasury subsidiaries for the same amount of $1.0 billion maturing on February 27, 2009.

Fiat guarantees $960 million of CNH debt with third parties, which is 18% of CNH’s outstanding debt with third parties. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2007 and in 2006, CNH paid a guarantee fee of 0.0625% per annum.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at rates that range from LIBOR plus 15 to 30 basis points. Interest earned on CNH deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $48 million, $34 million, and $18 million in the years ended December 31, 2007, 2006, and 2005, respectively.

As a result of CNH’s participation in the Fiat affiliates’ cash management pools, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that CNH’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

For material related party transactions involving the purchase of goods and services, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, research and development, information systems and training. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, CNH enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and FPT, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid.

CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $3.2 billion and $2.8 billion as of December 31, 2007, and 2006, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to CNH in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsources a portion of its information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Certain executives participate in the Individual Top Hat Scheme, which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $905,000, $256,000, and $659,000 in 2007, 2006, and 2005, respectively.

CNH participates in the stock option program of Fiat as described in “Note 17: Option and Incentive Plans.”

The following table summarizes CNH’s sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in millions)
Sales to affiliated companies and joint ventures	$115	$143	$121

Purchase of materials, production parts, merchandise and services	$771	$552	$525

Finance and interest income	$48	$36	$41

Note 22: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2007, and 2006 and for the three years ended December 31, 2007. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units under SFAS No. 142 and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Entities and All Other Subsidiaries.

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

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2007, and 2006, and for the three years ended December 31, 2007.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,280	$8,495	$(3,804)	$14,971
Finance and interest income	50	171	170	1,149	(547)	993

	50	171	10,450	9,644	(4,351)	15,964

Cost and Expenses:
Cost of goods sold	—	—	8,707	7,251	(3,804)	12,154
Selling, general and administrative	5	—	674	757	—	1,436
Research, development and engineering	—	—	282	127	—	409
Restructuring	—	—	44	41	—	85
Interest	95	220	217	551	(382)	701
Interest compensation to Financial Services	—	—	183	36	(219)	—
Other, net	11	2	130	152	54	349

	111	222	10,237	8,915	(4,351)	15,134

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(61)	(51)	213	729	—	830
Income tax provision (benefit)	15	(15)	151	203	—	354
Minority interest	—	—	10	5	—	15
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	635	111	313	31	(992)	98

Net income	$559	$75	$365	$552	$(992)	$559

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$200	$56	$769	$—	$1,025
Deposits in Fiat affiliates cash management pools	5	—	533	693	—	1,231
Accounts, notes receivable and other, net	84	20	955	10,746	(1,212)	10,593
Intercompany notes receivable	569	2,359	2,254	350	(5,532)	—
Inventories	—	—	1,637	1,851	—	3,488
Property, plant and equipment, net	—	—	815	695	—	1,510
Equipment on operating leases, net	—	—	—	511	—	511
Investments in unconsolidated affiliates	430	—	9	89	—	528
Investments in consolidated subsidiaries accounted for under the equity method	6,709	2,886	1,866	69	(11,530)	—
Goodwill and other intangible assets, net	3	—	2,893	246	—	3,142
Other assets	2	58	1,016	1,384	(743)	1,717

Total Assets	$7,802	$5,523	$12,034	$17,403	$(19,017)	$23,745

Liabilities and Equity:
Short-term debt	$261	$—	$650	$3,358	$—	$4,269
Intercompany short-term debt	1,093	—	2,198	1,800	(5,091)	—
Accounts payable	144	1	1,538	2,392	(1,168)	2,907
Long-term debt	—	1,789	271	3,307	—	5,367
Intercompany long-term debt	—	—	360	81	(441)	—
Accrued and other liabilities	2	—	3,331	2,352	(785)	4,900

	1,500	1,790	8,348	13,290	(7,485)	17,443
Equity	6,302	3,733	3,686	4,113	(11,532)	6,302

Total Liabilities and Equity	$7,802	$5,523	$12,034	$17,403	$(19,017)	$23,745

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$559	$75	$365	$552	$(992)	$559
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	209	163	—	372
Intercompany activity	(19)	8	(34)	45	—	—
Changes in operating assets and liabilities	(1)	(39)	380	(1,108)	—	(768)
Other, net	(412)	(108)	(324)	(406)	992	(258)

Net cash provided (used) by operating activities	127	(64)	596	(754)	—	(95)

Investing activities:
Expenditures for property, plant and equipment	—	—	(179)	(159)	—	(338)
Expenditures for equipment on operating leases	—	—	—	(377)	—	(377)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(1,120)	—	(1,120)
Other, net	11	—	(43)	84	—	52
(Deposits in) withdrawals from Fiat affiliates cash management pools	3	—	(349)	(263)	—	(609)

Net cash provided (used) by investing activities	14	—	(571)	(1,835)	—	(2,392)

Financing Activities:
Intercompany activity	(57)	(37)	(12)	106	—	—
Net increase (decrease) in indebtedness	7	(245)	(50)	2,594	—	2,306
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	—	—	—	(9)

Net cash provided (used) by financing activities	(109)	(291)	(62)	2,700	—	2,238

Other, net	(32)	—	37	95	—	100

Increase (decrease) in cash and cash equivalents	—	(355)	—	206	—	(149)

Cash and cash equivalents, beginning of year	—	555	56	563	—	1,174

Cash and cash equivalents, end of year	$—	$200	$56	$769	$—	$1,025

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income For the Year Ended December 31, 2006
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$8,760	$6,220	$(2,865)	$12,115
Finance and interest income	43	168	155	968	(451)	883

	43	168	8,915	7,188	(3,316)	12,998

Cost and Expenses:
Cost of goods sold	—	—	7,418	5,380	(2,865)	9,933
Selling, general and administrative	4	—	608	636	—	1,248
Research, development and engineering	—	—	263	104	—	367
Restructuring	—	—	61	35	—	96
Interest	86	176	176	445	(305)	578
Interest compensation to Financial Services	—	—	201	18	(219)	—
Other, net	12	2	165	107	73	359

	102	178	8,892	6,725	(3,316)	12,581

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(59)	(10)	23	463	—	417
Income tax provision (benefit)	6	(9)	40	128		165
Minority interest	—	—	1	15	—	16
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	357	262	219	(7)	(775)	56

Net income	$292	$261	$201	$313	$(775)	$292

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2006
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$555	$56	$563	$—	$1,174
Deposits in Fiat affiliates cash management pools	8	—	139	350	—	497
Accounts, notes receivable and other, net	70	32	781	6,531	(865)	6,549
Intercompany notes receivable	758	2,322	1,581	294	(4,955)	—
Inventories	—	—	1,449	1,286	—	2,735
Property, plant and equipment, net	—	—	759	547	—	1,306
Equipment on operating leases, net	—	—	—	254	—	254
Investments in unconsolidated affiliates	349	—	6	102	—	457
Investments in consolidated subsidiaries accounted for under the equity method	5,670	2,712	2,061	(174)	(10,269)	—
Goodwill and other intangible assets, net	3	—	2,890	252	—	3,145
Other assets	1	29	1,219	1,018	(110)	2,157

Total Assets	$6,859	$5,650	$10,941	$11,023	$(16,199)	$18,274

Liabilities and Equity:
Short-term debt	$254	$—	$645	$371	$—	$1,270
Intercompany short-term debt	1,339	—	1,395	1,401	(4,135)	—
Accounts payable	135	5	1,088	1,482	(829)	1,881
Long-term debt	—	2,034	321	2,777	—	5,132
Intercompany long-term debt	—	—	502	318	(820)	—
Accrued and other liabilities	11	17	3,579	1,410	(146)	4,871

	1,739	2,056	7,530	7,759	(5,930)	13,154
Equity	5,120	3,594	3,411	3,264	(10,269)	5,120

Total Liabilities and Equity	$6,859	$5,650	$10,941	$11,023	$(16,199)	$18,274

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2006
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$292	$261	$201	$313	$(775)	$292
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	191	125	—	316
Intercompany activity	23	(14)	7	(16)	—	—
Changes in operating assets and liabilities	53	24	139	(170)	—	46
Other, net	(305)	(270)	(132)	(40)	700	(47)

Net cash provided (used) by operating activities	63	1	406	212	(75)	607

Investing activities:
Expenditures for property, plant and equipment	—	—	(116)	(102)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(173)	—	(173)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(227)	—	(227)
Other, net	(125)	—	18	163	—	56
(Deposits in) withdrawals from Fiat affiliates cash management pools	58	—	15	55	—	128

Net cash provided (used) by investing activities	(67)	—	(83)	(284)	—	(434)

Financing Activities:
Intercompany activity	204	(590)	(19)	405	—	—
Net increase (decrease) in indebtedness	(141)	500	(279)	(288)	—	(208)
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	(41)	(34)	75	(9)

Net cash provided (used) by financing activities	4	(99)	(339)	83	75	(276)

Other, net	—	—	(18)	50	—	32

Increase (decrease) in cash and cash equivalents	—	(98)	(34)	61	—	(71)
Cash and cash equivalents, beginning of year	—	653	90	502	—	1,245

Cash and cash equivalents, end of year	$—	$555	$56	$563	$—	$1,174

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income For the Year Ended December 31, 2005

	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$9,085	$5,766	$(3,045)	$11,806
Finance and interest income	35	110	87	823	(286)	769

	35	110	9,172	6,589	(3,331)	12,575

Cost and Expenses:
Cost of goods sold	—	—	7,893	5,086	(3,045)	9,934
Selling, general and administrative	2	—	584	591	—	1,177
Research, development and engineering	—	—	216	87	—	303
Restructuring	—	—	18	55	—	73
Interest	55	139	122	418	(183)	551
Interest compensation to Financial Services	—	—	159	—	(159)	—
Other, net	15	—	118	91	56	280

	72	139	9,110	6,328	(3,331)	12,318

Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(37)	(29)	62	261	—	257
Income tax provision (benefit)	(1)	(12)	92	37	—	116
Minority interest	—	—	—	26	—	26
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	199	127	177	(112)	(343)	48

Net income	$163	$110	$147	$86	$(343)	$163

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2005
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
			(in millions)
Operating Activities:
Net income (loss)	$163	$110	$147	$86	$(343)	$163
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	170	139	—	309
Intercompany activity	—	4	23	(27)	—	—
Changes in operating assets and liabilities	3	(13)	(73)	(5)	—	(88)
Other, net	(136)	(133)	205	131	98	165

Net cash provided (used) by operating activities	30	(32)	472	324	(245)	549

Investing activities:
Expenditures for property, plant and equipment	—	—	(87)	(68)	—	(155)
Expenditures for equipment on operating leases	—	—	—	(111)	—	(111)
Net (additions) collections from retail receivables and related securitizations	—	—	—	171	—	171
Other, net (primarily acquisitions and divestitures)	(104)	—	90	119	—	105
(Deposits in) withdrawals from Fiat affiliates cash management pools	(6)	—	597	(85)	—	506

Net cash provided (used) by investing activities	(110)	—	600	26	—	516

Financing Activities:
Intercompany activity	671	228	(827)	(72)	—	—
Net increase (decrease) in indebtedness	(557)	6	421	(609)	—	(739)
Dividends paid	(34)	—	—	—	—	(34)
Other, net	—	—	(630)	385	245	—

Net cash provided (used) by financing activities	80	234	(1,036)	(296)	245	(773)

Other, net	—	—	(7)	29	—	22

Increase (decrease) in cash and cash equivalents	—	202	29	83	—	314
Cash and cash equivalents, beginning of year	—	451	61	419	—	931

Cash and cash equivalents, end of year	$—	$653	$90	$502	$—	$1,245

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23: Subsequent Events

The Board of Directors of CNH recommended a dividend of $0.50 per common share on February 11, 2008. The dividend will be payable on April 15, 2008 to shareholders of record at the close of business on April 4, 2008. Declaration of the dividend is subject to approval of the shareholders at the annual general meeting which will be held on March 20, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/S/ RUBIN J. MCDOUGAL
Rubin J. McDougal
Chief Financial Officer

Dated: February 29, 2008

INDEX TO EXHIBITS

Exhibit	Description

1 .1

Amended Articles of Association of CNH Global N.V., amended on April 13, 2006. (Previously filed as Exhibit 1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

1 .2

Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).

1 .3

Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (Previously filed as Exhibit 2 to Form 6-K of CNH Global N.V. on April 4, 2003 (File No. 333-05752) and incorporated herein by reference).

2 .1

Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 (File No. 333-05752) and incorporated herein by reference).

2 .2

Indenture, dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank, as trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (Previously filed as Exhibit 3 to Form 6-K of CNH Global N.V. on July 23, 2004 (File No. 333-05752) and incorporated herein by reference).

2 .3

Indenture, dated March 3, 2006, between Case New Holland, Inc., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank N.A., as trustee, regarding 7.125% Senior Notes due 2014 (Previously filed as Exhibit 2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

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

4 .1

Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003 (Previously filed as Exhibit 4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 (File No. 333-05752) and incorporated herein by reference).

4.1.1

Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated April 27, 2004 (Previously filed as Exhibit 4.1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).

4.1.2

Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated May 3, 2005. (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.1.3

Amendment to and Restatement of Outside Directors’ Compensation Plan of CNH Global N.V., dated April 28, 2006. (Previously filed as Exhibit 4.1.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and herein incorporated by reference).

4.2

Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).

4.2.1

CNH Global N.V. Long-term Incentive Program under the Equity Incentive Plan (Previously filed as Exhibit 4.2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

Exhibit	Description

4.2.2

2005 Form of Performance Unit Award Agreement (Previously filed as Exhibit 4.2.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.2.3

2005 Variable Pay Plan (Management Bonus Program). (Previously filed as Exhibit 4.2.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.2.4

Equity Incentive Plan of CNH Global N.V. as amended and restated on July 21, 2006.

(Previously filed as Exhibit 4.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.5

Top Performance Plan (Previously filed as Exhibit 4.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.6

Leadership Incentive Plan (Previously filed as Exhibit 4.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.7	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007.

4.3

Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4

Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

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