Form 20-F
period 2008-12-31
CNH GLOBAL N V
filed 2009-03-03
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

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

Michael P. Going

General Counsel

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

Telephone: 630-887-3766

FAX: 630-887-2344

Email: Michael.Going@cnh.com

(Contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €2.25	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,370,034 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes    ☐  No    ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

CNH Global N.V. (“CNH”), is incorporated in and under the laws of The Netherlands. CNH combines the operations of New Holland N.V. (“New Holland”) and Case Corporation (“Case”), as a result of their business merger on November 12, 1999. As used in this report, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

We prepare our annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide agricultural equipment and construction equipment operations are collectively referred to as “Equipment Operations.” Our worldwide financial services operations are referred to as “Financial Services.”

As of December 31, 2008, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of our outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”). For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. The Fiat Group performs automotive, manufacturing, and financial service activities through companies located in approximately 50 countries and is engaged in commercial activities with customers in approximately 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, the Fiat Group is involved in certain other activities, including publishing, communications and service companies.

Certain financial information in this report has been presented by geographic area. We use the following geographic designations: (1) North America; (2) Western Europe; (3) Latin America; and (4) Rest of World. As used in this report, the following geographic designations shall have the following meanings:

•	North America—the United States and Canada.

•	Western Europe—Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

•	Latin America—Mexico, Central and South America, and the Caribbean Islands.

•	Rest of World—Those areas not included in North America, Western Europe and Latin America.

Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers’ associations including the Association of Equipment Manufacturers (“AEM”) in North America, the Committee for European Construction Equipment (“CECE”) in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers’ Association (“CEMA”) and the Korea Construction Equipment Manufacturers’ Association (“KOCEMA”), as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil and any country where local shipments are not reported. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data.

The following selected consolidated financial data as of December 31, 2008 and 2007, and for each of the years ended December 31, 2008, 2007, and 2006 has been derived from the audited consolidated financial statements included in “Item 18. Financial Statements”. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and is qualified in its entirety by reference to the audited consolidated financial statements included in “Item 18. Financial Statements.” Financial data as of December 31, 2006, 2005, and 2004 and for the years ended December 31, 2005, and 2004, has been derived from our previously-published, audited consolidated financial statements which are not included herein.

In 2005, we calculated basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under Financial Accounting Standards Board (“FASB”) Statement No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preference Shares (“Series A Preferred Stock”), are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods. The application of EITF No. 03-06 had an impact on the calculation of basic earnings per share in 2005. Subsequent to the conversion of the eight million shares of Series A Preferred Stock into CNH common shares on March 23, 2006, there have been no shares of Series A Preferred Stock outstanding.

In periods when the Series A Preferred Stock was outstanding, undistributed earnings, which represent net income less dividends paid to common shareholders, was allocated to the Series A Preferred Stock based on the dividend yield of the common shares, which was impacted by the price of our common shares. For purposes of the basic earnings per share calculation, we used the average closing price of our common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination was impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Subsequent to the March 23, 2006 conversion of the Series A Preferred Stock, there has been no further impact on earnings per share.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004 in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$17,366	$14,971	$12,115	$11,806	$11,545
Finance and interest income	1,110	993	883	769	634

Total revenues	$18,476	$15,964	$12,998	$12,575	$12,179

Net income (loss)	$825	$559	$292	$163	$125

Per share data:
Basic earnings (loss) per share	$3.48	$2.36	$1.37	$0.77	$0.94

Diluted earnings (loss) per share	$3.47	$2.36	$1.23	$0.70	$0.54

Cash dividends declared per common share	$0.50	$0.25	$0.25	$0.25	$0.25

	As of December 31,
	2008	2007	2006	2005	2004
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$25,459	$23,745	$18,274	$17,318	$18,080

Short-term debt	$3,480	$4,269	$1,270	$1,522	$2,057

Long-term debt, including current maturities	$7,877	$5,367	$5,132	$4,765	$4,906

Common shares at €2.25 par value	$595	$595	$592	$315	$312

Common shares outstanding	237	237	236	135	134

Shareholders’ equity	$6,454	$6,302	$5,120	$5,052	$5,029

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following risks identified should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 33 and, specifically, the other risks described in the Safe Harbor Statement on page 66. Our results of operations may be affected by these identified risks and they are factors that, individually or in the aggregate, could make our actual results differ materially from expected and past results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement on page 66. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make in our Form 6-K reports to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Current conditions in the global economy and the major industries we serve have adversely affected our business.    The ongoing financial and credit crisis, which materially worsened in the fourth quarter of 2008, has had a significant negative impact on virtually every segment of the world economy. The business and operating results of our equipment operations have been, and will continue to be, materially affected by worldwide economic conditions and, in particular, conditions in the construction industry. As a result of slowing global economic growth, the credit market crisis, falling equity market values, financial market disruption, declining consumer and business confidence, increased unemployment, reduced levels of capital expenditures, fluctuating commodity prices, risks of increased inflation or deflation, bankruptcies and other challenges currently affecting the global economy, our customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that the customers will be able to renew or extend the credit support previously made available. This could have an adverse impact on our results. Further, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable defaults and inventory challenges. The timing and effectiveness of stimulus programs by the United States and other governments is uncertain. If the global economic slowdown continues for a significant period or there is significant further deterioration in the global economy, the demand for our products and services will continue to be adversely impacted, and our results of operations, financial position and cash flows could be materially and adversely affected. In addition, the decline in equity market values has caused many companies, including us, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. In the event we are required to record an impairment charge to such intangible assets, it could have an adverse impact on our equity position and statement of operations.

We are exposed to political, economic and other risks from operating a global business.    Our global business is also subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include changes in individual government regulations and policies, including the imposition of import and export duties and quotas, currency restrictions, expropriation, cancellation or modification of contract rights, taxation, changes in world organization initiatives and agreements, changes in the dynamics of our competitors and the industries in which we operate, customer needs and desires, availability of credit to our dealers and customers, and product offerings. The costs of compliance or other liabilities arising from or relating to such laws, regulations, and risks could adversely affect our financial condition and results of operations.

Currently, our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably in emerging market countries, such as Brazil, Russia, India and China. Some of these emerging market countries may be subject to a greater degree of economic and political volatility which could adversely affect our financial condition and results of operations.

Our financial performance is subject to currency exchange rate fluctuations and interest rate changes.     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar. To prepare our consolidated financial statements, we must translate those assets, liabilities, expenses and revenues into U.S. dollars at the applicable exchange rates. As a result, increases and decreases in the value of the U.S dollar relative to other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency (currency translation). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received from different currencies (currency transaction). These events could have significant impacts on our results if an increase or decrease in the value of the U.S. dollar relative to other currencies is substantial.

We attempt to mitigate our currency transaction risk through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to currency transaction risk, a substantial portion of which are with counterparties that are treasury subsidiaries of Fiat S.p.A. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forgo the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs and finance income. In addition, an increase in interest rates will, among other things, increase the costs of financing equipment purchases which could reduce our sales of equipment. A decline in equipment sales or an increase in our funding costs would have an adverse effect on our financial condition and results of operations.

Risks related to our pension plans could impact our profitability.    At December 31, 2008, our pension plans had an underfunded status of $833 million and pension plan obligations for plans that we do not currently fund were $483 million at that date. The funded status of our pension and postretirement benefit plans is subject to, among other things, developments and changes in actuarial and other related assumptions. In addition, actual developments, such as a significant change in the return on investment of the plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Moreover, changes in interest rates may result in increases or decreases in the valuation of plan assets consisting of debt securities. Differences between actuarial projections and actual experience, such as a difference between expected and actual participant mortality rates, retirement rates or health care costs, may result in significant increases or decreases in the valuation of pension or postretirement obligations. Changes in actuarial assumptions, such as discount rates, the expected return on plan assets or rates of increase in future compensation, may also result in significant changes to the funded status of our pension and postretirement benefit plans. A change in funded status and/or a change in the actuarial assumptions can result in higher or lower net periodic pension costs in the following year. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for the year ended December 31, 2008, for additional information on pension accounting.

We depend on key suppliers for certain raw materials and components.    We purchase raw materials and components from third-party suppliers. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or supply or price of, any component part or commodity could adversely affect our profitability or our ability to obtain and fulfill orders. In addition, the worldwide financial and credit crisis and the severe impact on certain industries could cause some of our suppliers to face severe financial hardship and disrupt our access to critical components and supplies which could have a negative impact on our costs of production and on the profitability of our business. Finally, we cannot avoid exposure to global price fluctuations such as with the costs of steel, rubber, oil and related petroleum-based products, and our ability to realize the full extent of our margin improvement efforts depends on, among other things, our ability to raise equipment and parts prices sufficiently to recover any such material or component cost increases. Changes in the price or availability of raw materials, which are more likely to occur during times of economic volatility, could have a negative impact on our manufacturing costs which could reduce the profitability of our businesses. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

Labor unions represent most of our production and maintenance employees, which could impact our ability to maximize the efficiency of our operations.    In Europe, our employees are covered by various worker protection laws which afford employees, through local and central works councils, rights of information and consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. Labor agreements covering employees in certain European countries generally expire annually. The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

Overall, labor unions represent most of our production and maintenance employees worldwide. Although we believe our relations with our employees and our unions are generally positive, current or future issues with labor unions might not be resolved favorably and we may experience a work interruption or stoppage which could adversely affect our financial condition and results of operations.

Our ability to execute our business strategy could affect our business results.    Our goal is to build upon our strengths to achieve our strategic objectives. The key elements of our initiatives are to:

•	recapture market share and develop stronger customer relationships;

•	strengthen our customer and dealer after sales and support activities;

•	continually improve product quality and reliability;

•	continue developing Financial Services; and

•	continue efforts to increase operational efficiencies and reduce costs.

Our failure to successfully achieve our strategic objectives could weaken our competitive position and adversely affect our financial condition and results of operations.

Our sales can be affected by customer attitudes and new product acceptance.    Consumer confidence with respect to the general economic outlook can have a significant impact on our customers’ desire to purchase agricultural and construction equipment. The current worldwide financial and credit crisis has negatively impacted, and could further negatively impact, consumer confidence and our sales. In addition, our long-term results depend on continued global demand for our brands and products. To achieve our business goals, we must develop and sell products, parts and support services that appeal to our dealers and customers. This is dependent on a number of factors including our ability to manage and maintain key dealer relationships, our ability to develop effective sales, advertising and marketing programs, and the strength of the economy.

We believe that we must develop innovative products in order to increase our sales. This means that we must be able to create or otherwise obtain intellectual property which will allow us to develop cost competitive products that appeal to our customers around the world. Failure to continue to deliver high quality, competitive products to the marketplace on a timely basis, or to accurately predict market demand for, or gain market acceptance of, our products, could adversely affect our financial condition and results of operations.

Risks Particular to the Industries in Which We Operate

Government action and changes in government policy can impact our sales and restrict our operating flexibility.    Our businesses are exposed to a variety of risks and uncertainties related to the action or inaction of governmental bodies. Government policies can affect the market for our agricultural equipment by influencing interest rates and economic activity, regulating the levels of acreage planted, through direct subsidies affecting specific commodity prices, or through payments made directly to farmers. In particular, the existence of a high level of subsidies may reduce the effects of cyclicality in the equipment business. Changes in government policies and initiatives could reduce demand for equipment, and we could experience a decline in net sales.

In addition, international and multilateral institutions, such as the World Trade Organization, can affect the market for agricultural equipment through initiatives for changes in governmental policies and practices regarding agricultural subsidies, tariffs and the production of genetically modified crops. In particular, the outcome of the global negotiations under the auspices of the World Trade Organization could have a material effect on the international flow of agricultural commodities and could cause severe dislocations within the farming industry as farmers shift production to take advantage of new programs. With uncertainty created by policy changes and reforms, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes generally, and we could experience a decline in net sales.

The ongoing worldwide financial and credit crisis has dramatically affected, among other things, the availability and cost of credit. The actions of various central banks and other governmental entities may not be effective to restore liquidity and increase the availability of credit and this could have an adverse impact on our customers and suppliers as well as our financial condition and results of operations. Various governments are considering or are implementing stimulus and other programs designed to, among other things, increase the availability of credit and create jobs. Such efforts may not be effective which could have an adverse impact on our operating results due to a decline in sales. In addition, some of our competitors may be eligible for government programs that we are ineligible for, which may put us at a competitive disadvantage. Moreover, such governmental action may have the effect of impacting market forces and consumer demand in unanticipated ways.

Government policies on issues like taxes and spending can have a material effect on our sales and business results. For example, increased government spending on roads, utilities and other construction projects and requirements with respect to biofuel additives to gasoline can have a positive effect on sales, while tax laws and regulations may affect depreciation schedules and the net income earned by our customers. These factors can have an influence on customer decisions with respect to whether and when to buy equipment. Developments which are more unfavorable than anticipated, such as decisions to reduce public spending, could have an adverse effect on our financial condition and results from operations.

See also “Item 4. Information on the Company—B. Industry Overview.”

Changes in demand for equipment could reduce our sales and profitability.    General economic conditions, demand for food, commodity prices and stock levels, net farm income levels, developments in biofuels, infrastructure spending rates, housing starts and commercial construction have a material impact on our operating results. As such factors increase or decrease around the world, demand for our products may be significantly impacted in a relatively short timeframe. Negative economic conditions or a negative outlook for any of these factors can dampen demand for farm and/or construction equipment. Rapid declines in demand can result in, among other things, an oversupply of equipment, a decline in prices, the need for additional promotional programs, and a decrease in factory utilization, all of which would adversely affect our financial condition and results of operations.

Positive economic conditions or positive outlooks for any of these factors can increase demand for farm and/or construction equipment. Rapid increases in demand can result in, among other things, an undersupply of equipment, increases in prices of our equipment, increases in our costs for materials and components, and increases in factory utilization demands (that either may not be possible due to production or other constraints, affecting either us or our suppliers, or may not be sustainable for long periods of time without additional, potentially significant, capital expenditures or inefficiency costs). Producing our products is a capital intensive activity and can require significant amounts of time and capital investment to materially adjust production capacity and efficiency. Accordingly, we may not be able to quickly accommodate large changes in demand which could impede our ability to operate effectively. See also “Item 4. Information on the Company—B. Business Overview—Industry Overview.”

The agricultural and construction equipment industries are highly cyclical.    Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as:

•	world economic conditions (including GDP growth);

•	credit quality, availability and prevailing terms of credit for customers, including interest rates;

•	our access to credit;

•	geopolitical, political and economic developments;

•	changes in world population and growth rates;

•	the effect of changes in laws and regulations, governmental fiscal, monetary and trade policies;

•	the responses of our competitors, suppliers and customers to changing market conditions;

•	dealer and customer financial condition and inventory management;

•	consumer confidence with respect to the economic outlook; and

•	weather, climate change, and natural disasters.

In addition, our operating results are susceptible to a number of industry-specific factors, including:

Agricultural Equipment Industry

•	changes in farm income and farmland value;

•	changes in farming practices;

•	the level of worldwide farm output and demand for farm products;

•	commodity prices and stock levels;

•	government agricultural policies and subsidies;

•	government policies related to, and world-wide demand for, fuel ethanol and biodiesel;

•	changes in non-governmental organization initiatives or agreements;

•	animal diseases and crop pests;

•	genetic modification of crops (and their acceptance by customers); and

•	limits on agricultural imports.

Construction Equipment Industry

•	prevailing levels of construction, especially housing starts;

•	public spending on infrastructure;

•	volatility of sales to equipment rental companies; and

•	real estate values.

Financial Services

•	cyclical nature of the agricultural and construction equipment industries;

•	interest rates;

•	stability of world capital markets;

•	used equipment supply and prices; and

•	availability and terms of funding.

The nature of the agricultural and construction equipment industries is such that changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity and prices for new and used equipment. Downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In response to the current decline in sales in the construction equipment industry, we anticipate a material reduction in the amount of construction equipment we will manufacture in the first half of 2009. In the event of further downturns in the future, we may need to undertake similar or additional actions. Upturns also may be prolonged and result in lower than expected improvements in results as we and our suppliers invest to increase production capacities and efficiencies.

Risks related to Financial Services.

Credit Risk.    Fundamental to any organization that extends credit is the risk associated with its customers. The creditworthiness of each customer, and the rates of delinquencies, repossessions and net losses relating to customer loans is impacted by many factors including relevant industry and general economic conditions, the availability of capital, the experience and skills of the customer’s management team, commodity prices, political events, weather, and the value of the collateral securing the extension of credit. Changes in interest rates and liquidity conditions could have a material adverse effect on our earnings and cash flow.

A deterioration of our asset quality, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In addition, in an economic slowdown or recession, our servicing and litigation costs may increase.

Delinquencies on loans held in our loan portfolio and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. Governments may pass laws or implement regulations that modify rights and obligations under existing agreements or which prohibit or limit the exercise of contractual rights. In addition, when loans become delinquent and Financial Services forecloses on collateral securing the repayment of the loan, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values may be affected by levels of new and used inventory of agricultural and construction equipment on the market. It is also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is tied to economic factors in the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of the repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment which could increase losses on loans and leases, adversely affecting our financial condition and results of operations. See also “Item 3D. Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our financial services business.”

Funding Risk.    Financial Services has traditionally relied upon the asset-backed securitization (“ABS”) market as a primary source of funding for its operations in North America and Australia. The current worldwide financial and credit crisis has had a material impact on the securitization market. While Financial Services has been able to access funding through alternative sources, there can be no assurance that such alternative sources of financing will remain available. In addition, if current levels of market disruption and volatility continue or worsen, Financial Services could have materially higher funding costs or might have to reduce its product offerings, which could negatively impact financial results. As Financial Services finances a significant portion of our sales of equipment, to the extent that Financial Services is unable to access funding on acceptable terms our sales of equipment could be negatively impacted.

Regulatory Risk.    The operations of Financial Services are subject, in certain instances, to supervision and regulation by various governmental authorities. Operations may be subject to various laws and judicial and administrative decisions imposing requirements and restrictions, which among other things, (1) regulate credit granting activities, including establishing licensing requirements, (2) establish maximum interest rates, finance and other charges, (3) regulate customers’ insurance coverage, (4) require disclosure to customers, (5) govern secured transactions, (6) set collection, foreclosure, repossession and claims handling procedures and other trade practices, (7) prohibit discrimination in the extension of credit and administration of loans, and (8) regulate the use and reporting of information related to a borrower. To the extent that applicable laws are amended or construed differently, new laws are adopted, or applicable laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect our Financial Services business or our financial condition and/or results of operations.

Financial Services conducts business in parts of Europe and Brazil through two wholly-owned licensed banks. As such, the activities of these entities are also governed by international, federal and local banking laws, and our banks are subject to examination by banking regulators. These banking entities are also required to comply with various financial requirements (such as minimum capital requirements). Compliance with such banking regulations could increase our operating costs which would have an adverse effect on our financial condition and results of operations. In addition, government regulators may implement laws which negatively impact our contractual rights, which may increase our financial risk of doing business in such countries.

Market Risk.    We hold substantial residual interests in securitization transactions, which we refer to collectively as retained interests. We carry these retained interests at estimated fair value, which we determine by discounting the projected cash flows over the expected life of the assets sold in connection with such transactions using prepayment, default, loss and interest rate assumptions. We are required to recognize declines in the value of our retained interests, and resulting charges to income, when their fair value is less than carrying value. Assumptions used to determine fair values are based on internal evaluations and consultation with external professional advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, actual results may differ from our expectations. Our current estimated valuation of retained interests may change in future periods, and we may incur additional impairment charges as a result.

See also “Item 3D. Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our financial services business.”

The agricultural equipment industry is highly seasonal which can cause our results of operations and levels of working capital to fluctuate.    The agricultural equipment business is highly seasonal as farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent than in our agricultural equipment business. Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not accurately reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, and anticipate higher inventories and wholesale shipments to dealers in the first quarter of the year. Thus our working capital and dealer inventories are generally at their highest levels during the February to May period and decline to the end of the year as both company and dealers’ inventories are typically reduced.

As economic, geopolitical, weather and other conditions change during the year and as actual industry demand might differ from expectations, sudden or significant declines in industry demand could adversely affect our working capital and debt levels, financial condition or results of operations. In addition, to the extent our production levels (and timing) do not correspond to retail demand, we may have too much or too little inventory, which could have an adverse effect on our financial condition and results of operations.

Weather, climate change, and natural disasters can impact our operations and our sales.    Poor or unusual weather conditions, particularly in the spring, can significantly affect purchasing decisions of our customers. Sales in the important spring selling season can have a material impact on our financial results. In addition, the growing body of scientific evidence with respect to “global warming” increases the chance that various governments may enact laws and regulations designed to reduce emissions which are believed to contribute to “global warming”. Depending upon the nature, extent, and timing of such potential laws and regulations, we could experience increased costs of compliance which could negatively impact our results of operations. In addition, it is unclear how “global warming” may impact our customers (particularly with respect to agricultural equipment) and their businesses and the resulting potential impact to our businesses. Finally, natural disasters such as tornadoes, hurricanes, earthquakes, floods, droughts and other forms of severe weather in a country in which we produce or sell equipment could have an adverse effect on our customers, our sales, or our property, plant and equipment.

Competition.    We operate in a highly competitive environment with global, regional and local competitors of differing strengths in the various markets throughout the world. Our equipment businesses compete primarily on the basis of product features and performance, customer service, quality, price and anticipated resale value, and our products may not be able to compete successfully with those offered by our competitors. Aggressive pricing or other strategies pursued by competitors, unanticipated product improvements or difficulties, manufacturing difficulties, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices, could result in a loss of customers, a decrease in our revenues and a decline in our share of industry sales.

Our Equipment Operations’ sales outlook is based upon various assumptions including price realization, volumes, product mix and geographic mix. The current market environment remains competitive from a pricing standpoint. The continuing decline in the construction equipment industry together with the worldwide economic and credit crisis could make it more difficult to maintain pricing or cause volumes to be less than projected which could have an adverse effect on our operating results. In addition, if the actual product or geographic mix differs from our assumptions, it could have a negative effect on our operating results.

Our Financial Services operations compete with banks, finance companies and other financial institutions. Our Financial Services’ operations may be unable to compete successfully due to the inability to access capital on favorable terms, or due to issues relating to funding resources, products, licensing or other governmental regulations, and the number, type and focus of services offered. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates that we are ineligible for, which may put us at a competitive disadvantage. If our Financial Services business is unable to effectively compete, it could have an adverse effect on our financial condition and results of operations.

Customer equipment sourcing and inventory management.    We sell a substantial portion of our finished products and parts through an independent dealer network. The dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. In addition, dealers who carry products which compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial condition and results of operations.

Changes in the equipment rental business could affect our sales.    In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices, and terms when they change the size of their fleets or adjust to more efficient rates of rental utilization. With changes in construction activity levels and rental utilization rates, rental companies may need to accelerate or postpone new equipment purchases for the replenishment of their fleets, without changing the size of their fleets. If changes in activity levels become more pronounced, the rental companies also may need to increase or decrease their fleet size to maintain efficient utilization rates. These changes can lead to more pronounced demand volatility, exacerbating cyclical increases or decreases in industry demand, particularly at either the beginning or end of a cycle as rental companies often are some of the first market participants to experience the change.

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

Environmental laws and regulations.    Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emission levels of our manufacturing facilities and the emission levels of our manufactured equipment. We are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Our management estimates potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities (including those related to personal injury) and establishes reserves to address these potential liabilities. Our ultimate exposure, however, could exceed our reserves. In addition, we expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws may be significant. If we fail to comply with existing or future laws, we may be subject to fines or penalties.

The engines used in our equipment are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the Environmental Protection Agency (“EPA”), state regulatory agencies in the U.S. and other various regulatory agencies around the world. Governments may set new standards that could impact our operations in ways that are difficult to anticipate with accuracy. For example, the EPA has adopted new and more stringent emission standards, including Tier 4 non-road diesel emission requirements applicable to many of our non-road equipment products beginning in 2011. If we are unable to successfully execute our plans to meet Tier 4 emission requirements, it could delay or inhibit our ability to continue placing certain products on the market, which could negatively impact our financial results and competitive position.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, establish reserves to address these contingent liabilities. The ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations. Further, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 14: Commitments and Contingencies” of our consolidated financial statements for the year ended December 31, 2008.

Acquisitions and strategic alliances.    We may from time to time engage in acquisitions or enter into or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations; and

•	problems in retaining customers and integrating customer bases.

While we expect our alliances to be successful, if problems or issues were to arise among the parties due to managerial, financial or other reasons, it could have an adverse effect on our product lines, our businesses, financial condition and results of operations.

Risks Related to Our Indebtedness

The adverse conditions in the financial and credit markets have limited and may significantly limit the availability, and increase the cost, of funding.    The financial and credit markets have been experiencing unprecedented levels of volatility and disruption, putting downward pressure on financial and other asset prices generally and on credit availability. The continuing disruption in the credit markets has severely restricted access to capital. As a result, the ability to incur additional indebtedness to fund operations or refinance maturing obligations as they become due is significantly constrained. Our current funding sources may not continue to be available or, if available, the cost of such funding could substantially increase. Moreover, lenders are under no obligation to extend existing facilities beyond their scheduled expiration. Disruptions in the credit markets could discourage lenders from meeting their existing lending commitments, extending the terms of such commitments or agreeing to new commitments. If we are unable to obtain adequate sources of funding in the future, our liquidity position and our ability to fund our business would suffer.

Access to funding at competitive rates is essential to our financial services business.    The ongoing worldwide financial and credit crisis has dramatically affected, among other things, the availability and cost of credit. The actions of various central banks and other governmental entities may not be effective to restore liquidity and increase the availability of credit and this could have an adverse impact on our financial condition and results of operations. In addition, some of our competitors may have access to sources of funding at favorable rates through government programs that we are ineligible for, which may put us at a competitive disadvantage.

The most significant source of liquidity for Financial Services has traditionally been ABS transactions. Accordingly, adverse changes in the securitization market have impacted and could, in the future, impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis, which has had, and could continue to have, an adverse effect on our business and results of operations. The securitization market is sensitive to overall investor sentiment and to the performance of our portfolio.

During 2008, a decline in investor sentiment caused the securitization market to virtually cease to operate, resulting in a sharp reduction in the availability of securitization funding and gains resulting from such transactions. In response to this market development, we were able to obtain alternative funding through transactions with various financial institutions including certain treasury subsidiaries of Fiat S.p.A. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) There is no assurance that such alternative sources of credit will remain available or that the terms and conditions applicable to such credit will be as favorable as previously offered to us.

A negative performance trend with respect to the assets backing the securities issued by us in connection with ABS transactions could have a material adverse effect on our ability to access capital through the securitization markets or on the terms and conditions applicable to such transactions.

Credit rating changes could affect our cost of funds.    Our access to funds and our cost of funding depends on, among other things, our and Fiat S.p.A.’s credit ratings, as Fiat currently provides us with direct funding as well as guarantees in connection with some of our external financing arrangements. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) The rating agencies may change our or Fiat’s credit ratings or take other similar actions, which could affect our access to the capital markets, the cost of certain existing asset-backed commercial paper facilities, and the cost and terms of any future borrowings and; therefore, could adversely affect our financial condition and results of operations. In addition, fees are subject to change as a result of ratings changes and may have a material impact on our results of operations and financial position.

Our indebtedness could adversely affect our financial condition.    As of December 31, 2008, we had an aggregate of $11.4 billion of consolidated indebtedness, of which $6.8 billion related to Financial Services and $4.6 billion to Equipment Operations, and our shareholders’ equity was $6.5 billion. In addition, we have historically relied heavily upon ABS transactions to obtain funding, with a total of $5.2 billion of funding related to off-balance sheet transactions outstanding as of December 31, 2008. These transactions have traditionally funded our Financial Services activities in North America and Australia.

The extent of our indebtedness could have important consequences to our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•

we will need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which will reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions or our business;

•

we may not be able to access the ABS markets on favorable terms and access to government-sponsored subsidized financing programs may be limited, which may adversely affect our ability to provide competitive retail financing programs and our net sales could be adversely affected.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.    The indentures governing our outstanding public indebtedness and other credit agreements to which we are a party contain covenants that restrict our ability and/or that of our subsidiaries to, among other things:

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

In addition, we are a party to credit agreements along with certain other Fiat Group parties. A default under such credit agreements could arise as a result of an act or omission by someone other than us which could allow the creditor to exercise its rights and remedies. Failure to comply with these covenants could cause a default under the applicable agreement which might result in all loans outstanding under the agreement coming due. Such restrictions and possible events could have an adverse effect on our operational flexibility, financial condition, and results of operations.

Risks Related to Our Relationship with Fiat

Fiat guarantees and funding.    We currently rely on, among others, Fiat to provide credit for Equipment Operations and Financial Services. In addition, Fiat provides financial guarantees in connection with certain of our external financing sources. Due to the ongoing credit crisis and the material adverse impact on the ABS markets, we have relied more heavily upon funding provided by Fiat. There is no assurance that Fiat will continue to make such credit or guarantees available. To the extent Fiat does not make financing available to us or does not provide financial guarantees, we will need to seek alternative sources of funding. Alternative sources of funding may not be available and, to the extent that such credit is available, the terms and conditions of such credit may not be as favorable as that provided by or with the support of Fiat. As a result, our funding costs could significantly increase, which could materially affect our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for additional information concerning indebtedness due to and guarantees provided by Fiat.

Potential conflicts of interest with Fiat S.p.A.    As of December 31, 2008, Fiat owned, indirectly through Fiat Netherlands, approximately 89% of our outstanding common shares. As long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders. Circumstances may arise in which the interests of Fiat could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat may pursue certain transactions that in its view will enhance its equity investment in us, even though such transactions may not be viewed as favorably by our other debt and equity security holders.

We rely on Fiat to provide us with substantial financial support, and we purchase goods and services from or with various companies within the Fiat Group. We believe our business relationships with other Fiat Group companies can offer economic benefits to us; however, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us.

Our participation in cash management pools exposes us to Fiat Group credit risk.    Like other companies that are part of global commercial groups, we participate in a group-wide cash management system with other companies within the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in various regional central pooling accounts (the “Fiat affiliates’ cash management pools” or

“deposits with Fiat”). Our positive cash deposits with Fiat, if any, are either invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits, or may be applied by Fiat treasury subsidiaries to meet the financial needs of other Fiat Group members and vice versa. While we believe participation in such Fiat affiliates’ cash management pools provides us with financial benefits, it exposes us to Fiat Group credit risk.

In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of our relationship with the Fiat Group, it is possible that our claims as a creditor could be subordinated to the rights of third party creditors in certain situations. If we are not able to recover our deposits, our financial condition and results of operations may be materially impacted depending upon the amount of cash deposited with the Fiat Group on the date of any such event. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit and liquidity facilities” for additional information concerning indebtedness due to and guarantees provided by Fiat.

Item 4.	Information on the Company

A. History and Development of the Company.

CNH Global N.V. is incorporated in and under the laws of The Netherlands, with its registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +31-20-446-0429). It was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number: +1-630-887-3766).

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels. See also “Item 4. Information on the Company—D. Property, Plant and Equipment.”

B. Business Overview

General

We are a global, full-line company in both the agricultural and construction equipment industries, with strong and often leading positions in many significant geographic and product categories in both agricultural and construction equipment. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services.

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2008, we were manufacturing our products in 40 facilities throughout the world and distributing our products in approximately 170 countries through an extensive network of approximately 11,300 full-line dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, each brand provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2008, our sales of agricultural equipment represented 70% of our revenues, sales of construction equipment represented 24% of our revenues and Financial Services represented 6% of our revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2008, 34% of our net sales of equipment were generated in North America, 31% in Western Europe, 14% in Latin America and 21% in the Rest of World. Our worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

We offer a range of financial products and services, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing products and services are intended to be competitive with those available from third parties. We offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). As of December 31, 2008, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $17.5 billion.

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. World organization initiatives, such as those of the World Trade Organization (“WTO”), also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in March through June in the Northern Hemisphere and in September through December in the Southern Hemisphere. Dealers generally order harvesting equipment in the Northern Hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern Hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. Production levels are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to provide customers in each significant market with equipment which meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting an increase in demand for higher capacity agricultural equipment. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy (“CAP”) of the European Union (“EU”) and WTO negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). These programs can greatly influence sales in the region. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Government action and changes in government policy can impact our sales and restrict our operating flexibility.”

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

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rape seed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. However, as oil prices decline, biofuels become a less attractive alternative to gasoline and diesel fuel. This relationship will; however, continue to be impacted by government policy and mandates.

The increase in biofuels production from agricultural products has impacted agricultural producers in a number of ways. The changes in the supply and demand relationship and the related increasing crop prices have increased income for producers of crops used for biofuels. This has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production is the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are turning to solutions that involve changes in how, and which type of, equipment is used.

Construction Equipment

We divide the construction equipment market that we serve into two principal businesses: heavy construction equipment (excluding mining and specialized equipment for forestry application markets in which we do not participate), which is over 12 metric tons, and light construction equipment, which is under 12 metric tons.

Worldwide customer preferences for construction equipment products are, in certain respects, similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features to promote operator productivity. In developing markets, customers tend to favor equipment that is more utilitarian with greater perceived durability. In North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, customers place strong emphasis on productivity, performance, and reliability. In other markets, customers often may continue to use a particular piece of equipment after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for larger machines.

Heavy Construction Equipment

Heavy construction equipment typically includes larger wheel loaders and excavators, graders, dozers and articulated haul trucks. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and aggregate mining companies, waste management companies and forestry-related concerns.

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

Light Construction Equipment

Light construction equipment typically includes skid steer loaders, backhoe loaders, and smaller wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates and availability of mortgages and other financing. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market segment is generally small. These areas represent potential growth areas for light construction equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment.

The equipment rental business is a significant factor in the construction equipment industry. Compared to the U.K. and Japanese markets, where there is an established history of long-term machine rentals due to the structure of local tax codes, the rental market in North America and non-U.K. Western Europe started with short period rentals of light equipment to individuals or small contractors who either could not afford to purchase the equipment or who needed specialized pieces of equipment for specific jobs. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe were the principal rental products. As the market evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment. This allows contractors to complete specific job requirements with greater flexibility and cost control. Purchasing activities of the national rental companies can have a significant impact on the market depending on whether they are increasing or decreasing the size of their rental fleets and whether rental utilization rates remain at levels warranting regular and consistent rates of fleet renewal. Starting in 2000, our dealers began to develop their own rental fleets and Financial Services has developed tools to finance those activities.

As noted above, seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market or equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is sold to other Southeast Asian markets while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates and the weight and dimensions of the equipment, which may be limited due to road regulations and job site constraints.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on such things as taxes and spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment. The ongoing credit crisis, which materially worsened in the fourth quarter of 2008, has had dramatic impacts on virtually every segment of world economies, including construction activity. The ongoing worldwide financial and credit crisis has prompted governments to consider or implement stimulus and other programs which could have a positive impact on levels of construction activity. For example, the American Recovery and Reinvestment Act of 2009 (“ARRA”), which was enacted on February 17, 2009, is designed to create jobs and restore economic growth with a material amount of authorized spending intended to stimulate infrastructure and construction activity. However, the impact of the ARRA and other governmental action is uncertain, and they could impact market forces and consumer demand in unanticipated ways.

Competition

The agricultural and construction equipment industries are highly competitive. We compete with large global full-line equipment suppliers who have a presence in every market and a broad range of products that cover most customer needs, manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, with regional full-line manufacturers that are expanding worldwide to build a global presence, and with local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

We believe we have a number of competitive strengths that enable us to improve our position in markets where we already are well established while we direct additional resources to markets and products with high growth potential. We believe our competitive strengths include: well-recognized brands; a full range of competitive products; a strong global presence and distribution network; dedicated Financial Services capabilities; and the strategic support of the Fiat Group.

We believe that multiple factors influence a buyer’s choice of equipment. These factors include the strength and quality of a company’s dealers, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, production and scheduling systems depends on a forecast of industry volumes and our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint. However, actions taken to maintain our competitive position could result in lower than anticipated price realization.

The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Our ability to compete successfully depends upon, among other things, funding resources, developing competitive products and services, and licensing or other governmental regulations. In addition, some of our competitors may be eligible to participate in government programs that we are ineligible for, which may create a competitive disadvantage.

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines are sold primarily under the Case IH and New Holland brands. We also sell tractors under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands,. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a high percentage of common mechanical components, each brand and product remains significantly differentiated by features, color, interior and exterior styling, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

Our agricultural equipment product lines include tractors (which represented approximately 49% of our agricultural equipment net sales in 2008), combine harvesters (which represented approximately 20% of our agricultural equipment net sales in 2008) and hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. We also specialize in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. Our brands each offer a complete range of parts and support services for all of their product lines (which represented approximately 17% of our agricultural equipment net sales in 2008). Our agricultural equipment is sold with a limited warranty which typically runs from one to three years.

Construction Equipment

Our construction equipment product lines are sold primarily under the Case or New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo Construction Equipment technology for its crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Construction Machinery, also provides a full product line on a global scale.

Our products often share common components to achieve economies of scale in manufacturing, purchasing and development. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Our heavy construction equipment product lines (which represented approximately 44% of our construction equipment net sales in 2008) include crawler and wheeled excavators, wheel loaders, graders, dozers, and articulated haul trucks for all applications. Light construction equipment product lines (which represented approximately 40% of our construction equipment net sales in 2008) include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. Our brands each offer a complete range of parts and support services for all of their product lines (which represented approximately 14% of our construction equipment net sales in 2008). Our construction equipment is sold with a limited warranty which typically runs from one to two years.

New Products and Markets

We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are committed to improving product quality and reliability, using a Customer Driven Product Definition Process to create solutions through identifying customer need driven requirements and delivering the greatest competitive advantage. In addition, we emphasize enhanced differentiation between the Case and New Holland brands to meet the needs of the brands’ customers while increasing their market attractiveness. These improvements also include continuing engine developments, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh our product line. Improved product innovations coupled with our initiatives to improve dealer and customer support will allow us to more fully capitalize on our market leadership positions throughout the world.

To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic alliances. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2008, 2007, and 2006.

Suppliers

We purchase materials and components from third-party suppliers. We had approximately 2,900 global direct suppliers to our manufacturing facilities at December 31, 2008. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or the supply or price of, any component part or commodity could affect our profitability or our ability to obtain and fulfill orders. In addition, the worldwide financial and credit crisis and the severe impact on certain industries could cause some of our suppliers to face severe financial hardship and disrupt our access to critical components and supplies which could have a negative impact on our cost of production and on the profitability of our business. Additionally, we cannot avoid exposure to global price fluctuations such as with the costs of steel, rubber, oil, and related petroleum-based products. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices. In 2008, purchases from our 10 largest suppliers totaled approximately $1.2 billion and represented 17% of our total material/component purchases.

In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment, components, parts and attachments from other sources for resale to our dealers. The terms of purchase from original equipment manufacturers (“OEM”) allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on expected market demand for periods of two to four months and thereafter are effectively committed to purchase such equipment for those periods. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base. In 2008, the total value of OEM purchases comprised 12% of our total material/component purchases.

We purchase engines and other components from the Fiat Group. See also “Note 21: Related Party Information” of our consolidated financial statements for the year ended December 31, 2008.

Distribution and Sales

As of December 31, 2008, we were selling and distributing our products through approximately 11,300 full-line dealers (almost all of which are independently owned and operated) and distributors in approximately 170 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers, as compared to agricultural equipment dealers, tend to be fewer in number, larger in size, better capitalized and located in more urban areas.

In connection with our program of promoting our brands, we generally seek to have our dealers sell a full line of our products (such as tractors, combines, hay and forage, crop production, and parts). Generally, we achieve greater market penetration where each of our dealers sells the full line of products from only one of our brands. Although appointing dealers that sell more than one of our brands is not part of our business model, some joint dealers exist, either for historical reasons or in limited markets where it is not feasible to have separate dealers for each of our brands. In some cases, dealerships are operated under common ownership with separate facilities for each of our brands.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by our competitors. Elsewhere, our dealers generally do not sell products which compete with products we sell, but may share complementary products manufactured by other suppliers in other product categories in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us, or to satisfy local demand for a certain specialty product.

In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the independent dealer network. In Rest of World markets, our products are sold initially to independent distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize our marketing costs. Generally, each of our distributors in Rest of World markets has responsibility for an entire country.

We believe that it is generally more cost-effective to distribute our products through independent dealers, however we maintain company-owned dealerships in some markets. At December 31, 2008, we operated 16 company-owned dealerships, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically provides for a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

A strong dealer network with wide geographic coverage is a critical element in our success. We continually work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist our dealers in building rewarding relationships with their customers, we have introduced focused customer satisfaction programs and seek to incorporate customer input into our product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is required to maintain the rental equipment and to ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. We have launched several programs to support our dealer service and rental operations, including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive sector and sensitive to variations in construction demand, we believe that such activities should be expanded gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

In addition to our dealer network, we participate in several joint ventures, the most significant of which are described below. As part of our strategy, we use these joint ventures to enter and expand in emerging markets, which involve increased risk.

We own 50% of New Holland HFT Japan Inc. (“HFT”) which distributes our products in Japan. HFT imports and sells a full range of New Holland agricultural equipment.

In Japan, we also own 20% of Kobelco Construction Machinery Co., Ltd. which manufactures and distributes construction equipment, primarily in Asia. Kobelco Construction Machinery Co., Ltd. is also a partner with us in joint ventures in Europe and North America, with CNH being the majority shareholder. These joint ventures manufacture and distribute construction equipment in Europe under the New Holland Construction brand and in North America under both the New Holland Construction and Kobelco brands.

In Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

In Turkey, we own 37% of Turk Traktor ve Ziraet Makineleri A.S. (“Turk Traktor”). Prior to April 1, 2008, we held a 37% ownership interest in Turk Traktor, which manufactures various models of both New Holland and Case IH tractors, and New Holland Trakmak Traktor ve Ziraet Makineleri A.S. (“New Holland Trakmak Traktor”), which distributes New Holland tractors in Turkey. On April 1, 2008, Turk Traktor and New Holland Trakmak Traktor merged and we retained our 37% ownership interest in the merged entity, Turk Traktor.

In Mexico, we own 50% of CNH de Mexico S.A. de C.V. which manufactures New Holland agricultural equipment and distributes equipment for all of our major brands through one or more of its wholly owned subsidiaries.

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sale prices may differ from the suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

We regularly advertise our products to the community of farmers, builders and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to our target customers for that brand.

Parts and Services

The quality and timely availability of parts and service are important competitive factors for our brands, as they are significant elements in overall dealer and customer satisfaction and strong contributors to a customer’s original equipment purchase decision. Our brands supply a complete range of parts, many of which are proprietary, to support items in their current product line as well as for products they have sold in the past. As many of the products our brands sell can have economically productive lives of up to 20 years when properly maintained, each unit that is retailed into the marketplace has the potential to produce a long-term revenue stream for both our brands and our dealers. Sales of replacement parts have historically been less subject to changes in demand than sales of new equipment and typically generate higher gross margins than sales of new equipment.

At December 31, 2008, our brands operated and administered 23 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This included 12 parts depots in North America, 6 in Europe, 3 in Latin America, and 2 in Australia. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

Financial Services

Overview

Financial Services is our captive financing business, providing financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal products offered are retail loans to end-use customers and wholesale financing to our dealers. As of December 31, 2008, Financial Services managed a portfolio of receivables and leases of approximately $17.5 billion, including both on- and off-book assets and receivables managed for our joint venture in Western Europe. North America accounts for 60% of the managed portfolio, Western Europe 25%, Brazil 11% and Australia 4%. In some regions, Financial Services also provides insurance, credit card, and other financial products and services to end-user customers and our dealer network.

Financial Services supports the growth of our equipment sales and builds dealer and end-user loyalty. Our strategy is to grow a core financing business to support the sale of our equipment. Financial Services remains focused on improving its portfolio credit quality, service levels, and operational effectiveness.

Access to funding at competitive rates is important to Financial Services. We continue to evaluate alternatives to help ensure that Financial Services maintains access to capital on favorable terms in support of our business, including through equity investments by global or regional partners in joint venture or partnership opportunities, new funding arrangements or a combination of any of the foregoing. Joint venture or partnerships, similar to the BPLG arrangement, allow us to be more responsive to customer needs, to introduce a wider range of financial products and services more rapidly and to enter geographic and product markets at a faster pace.

Finance Operations

We have separate retail underwriting and portfolio management policies and procedures for the Agricultural Equipment and Construction Equipment businesses. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. Financial Services provides retail financial products primarily through our dealers, whom we train in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting.

Financial Services provides wholesale floor plan financing for our dealers, which allows dealers to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, we generally provide a fixed period of “interest-free” financing for the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the equipment. Dealer credit agreements generally include a requirement to pay at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to help confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Financial Services works with our Equipment Operations’ commercial staff to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. Financial Services also offers products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. This equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.

Financial Services operates Maserati Financial Services, the preferred financing source for Fiat’s Maserati North American dealers, offering lease and finance solutions designed exclusively for Maserati customers. Maserati Financial Services is not expected to have a material impact on our results of operations or financial position.

We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon financial products and services offered, customer service, financial terms and interest rate charged. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates that the Company is ineligible for, which may create a competitive disadvantage for us. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to competitive funding sources. Financial Services has traditionally relied heavily upon the financial markets, ABS, intercompany lending and cash flows to provide funding for its activities.

Asset-Backed Securitizations

Financial Services intends to periodically access the public ABS markets in the United States and Canada, as part of our wholesale and retail financing programs when those markets are available and offer competitive costs. Financial Services’ ability to access the ABS markets will depend, in part, upon general economic conditions as well as its financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries we serve. Securitization transactions in the United States are typically about $500 million to $1.4 billion in size. Given the ongoing turmoil in the world financial markets, Financial Services continues to explore other sources of funding. Financial Services’ inability to access funds to support its financing activities could have a material adverse effect on our business results.

See also, “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in which We Operate—Risks Related to Financial Services.”

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

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including matters relating to product liability (including asbestos-related liability), product performance, warranty, environmental, retail and wholesale credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described in “Note 14: Commitments and Contingencies” of our consolidated financial statements for the year ended December 31, 2008.

We evaluate such matters and contingent liabilities arising from such matters and establish financial reserves to address these contingent liabilities. Although we believe our reserves are adequate based upon existing information, the ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such legal matters are not expected individually to have a material adverse effect on us, such legal matters could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations.

C. Organizational Structure.

As of December 31, 2008, Fiat owned approximately 89% of our outstanding common shares through Fiat Netherlands.

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. The Fiat Group performs automotive, manufacturing, and financial service activities through companies located in approximately 50 countries and is engaged in commercial activities with customers in approximately 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, the Fiat Group is involved in certain other activities, including publishing, communications and service companies.

The Fiat Group’s operations are currently conducted through nine operating sectors: Fiat Group Automobiles, Maserati, Ferrari, CNH, Iveco, FPT Powertrain Technologies, Magneti Marelli, Teksid and Comau.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2008, is set forth in an exhibit to this Form 20-F and includes Case New Holland Inc., a Delaware corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France S.A., a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd, a company organized under the laws of Australia, CNH International S.A., a company organized under the laws of Switzerland, CNH Capital America LLC, a Delaware limited liability company, and CNH Financial Services SAS, a company organized under the laws of France (all of which are wholly-owned direct or indirect subsidiaries of CNH).

D. Property, Plant and Equipment.

We believe our facilities are well maintained, in good operating condition and are suitable for their present purposes. These facilities, including the planned restructuring actions and planned capital expenditures, are expected to meet our manufacturing needs for the foreseeable future. Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs. We anticipate no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2008, our total capital expenditures were $492 million of which 29% was spent in North America, 39% in Western Europe, 21% in Latin America, and 11% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2008, approximately 76% ($372 million) of capital expenditures were related to manufacturing and product related projects with approximately $266 million devoted to agricultural equipment manufacturing and product related expenditures and approximately $106 million devoted to construction equipment expenditures. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about our material manufacturing, engineering and administrative facilities, as of December 31, 2008:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States
Belleville, PA	Hay and Forage	542	Owned(C)
Benson, MN	Agricultural Sprayers, Cotton Pickers/Packagers	326	Owned
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned(B)
Cameron, MO	Parts Depot	500	Leased
Dublin, GA	Compact Tractors	65	Owned
Fargo, ND	Tractors; Wheel Loaders	680	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	1,380	Owned
Lebanon, IN	Parts Depot	1,092	Leased
Mt. Joy, IL	Engineering Center	120	Leased
Mountville, PA	Parts Depot	469	Owned
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,108	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,127	Owned/Leased
San Leandro, CA	Parts Depot	232	Owned
Wichita, KS	Skid Steer Loaders	494	Owned
Italy
Cento	Parts Depot	109	Owned/Leased
Imola	Backhoe Loaders; Engineering Center	269	Owned
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro Torinese	Crawler Excavators	613	Owned(B)
Turin	Administrative Offices	127	Leased
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
LePlessis	Parts Depot/Administrative	847	Owned/Leased
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Daventry	Parts Depot	562	Leased
Germany
Berlin	Graders, Engineering Center	633	Owned
Heidelberg	Parts Depot	173	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	927	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Sorocaba	Manufacturing	1,035	Owned(D)
Canada
Regina	Parts Depot	238	Owned
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	635	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,549	Owned
Others
St. Marys, Australia	Office/Warehousing	173	Owned
St. Valentin, Austria	Tractors	462	Leased
New Delhi, India	Tractors; Engineering Center	355	Owned
Paradiso, Switzerland	Commercial, Administrative	10	Leased
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	161	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-In thousands of square feet

(B)	-Consolidated joint venture

(C)	-Facility closed at the end of 2008.

(D)	-Facility has commenced fabrication activities and is expected to commence equipment assembly activities by the end of 2009.

In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships worldwide, some of which are not currently active.

Environmental Matters

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. At this time, however, we are not able to quantify the dollar amount of such expenditures as the levels and timing of the requirements are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission regulations could result in adverse effects on future financial results.

See also, “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Environmental Laws and Regulations.”

Capital expenditures for environmental control and compliance in 2008 were approximately $14 million and we expect to spend approximately $4 million in 2009. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 50 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List promulgated pursuant to CERCLA. For 45 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September, 2004, the EPA proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership of our Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. We filed comments on the proposed listing which reflected our opinion that the data does not support the EPA’s alleged scenario. In April, 2006, the EPA finalized the listing. After subsequent remedial investigations were completed by the EPA and us in 2006, the EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by us. The EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 50 Waste Sites could change.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $87 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2008, environmental reserves of approximately $52 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview of Business

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as those described in “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate.”

A. Operating Results.

In the supplemental consolidating data in this section, Equipment Operations includes Financial Services on the equity basis. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.

	Consolidated		Increase (Decrease) in 2008 vs. 2007	Equipment Operations		Increase (Decrease) in 2008 vs. 2007	Finacial Services		Increase (Decrease) in 2008 vs. 2007
	2008	2007		2008	2007		2008	2007
	(in millions, except percents)
Agricultural equipment	$12,902	$9,948	29.7%	$12,902	$9,948	29.7%	$—	$—	—%
Construction equipment	4,464	5,023	(11.1)%	4,464	5,023	(11.1)%	—	—	—%

Net Sales	17,366	14,971	16.0%	17,366	14,971	16.0%	—	—	—%
Finance and interest income	1,356	1,131	19.9%	205	190	7.9%	1,356	1,131	19.9%
Eliminations and other	(246)	(138)		—	—		—	—

Total revenue	$18,476	$15,964	15.7%	$17,571	$15,161	15.9%	$1,356	$1,131	19.9%

Net income	$825	$559	47.6%	$825	$559	47.6%	$242	$229	5.7%

Equipment Operations and Financial Services Key Trends for 2008

The agricultural equipment industry continued to grow during 2008 primarily as a result of increases in the combine industry in every region and increases in tractor industry sales in Latin America and the over-100 horsepower market in North America. The under-100 horsepower tractor industry in North America declined primarily as a result of the decrease in residential and commercial construction activities and weakness in the livestock and dairy sector. The growth in the industry as well as market share gains and a richer mix of high horsepower tractors and combines drove the overall improvement in the gross profit and net income for the Equipment Operations business.

The construction equipment industry experienced a decline of 11% during 2008 primarily as a result of an increasing rate of decline during the year in the light construction equipment market where we have a stronger market presence and a slowing of growth in the heavy construction equipment market during the second half of the year. The light construction equipment industry retail unit sales were down approximately 20%, driven by Western Europe, North America and Rest of World partially offset by growth in Latin America. Heavy construction equipment was up slightly over the prior year as increases in Latin America and Rest of World offset decreases in Western Europe and North America. The gross profit decline in the construction equipment segment resulted from the significant volume decreases.

Financial Services experienced growth in both revenue and net income during 2008. A larger on-book portfolio due to the growth in the agricultural equipment segment, the reduced level of ABS transactions and growth in the operating lease portfolio were the primary drivers of the increase in revenue. Net income grew due to the increase in the on-book asset portfolio as the impact of the revenue growth was only partially offset by the increased funding costs and loss provisions. Loss provisions increased largely due to the downturn in the construction equipment industry and additional retail receivable reserves in Brazil.

Equipment Operations and Financial Services Key Trends for 2009

In the fourth quarter of 2008, the agriculture equipment industry experienced a slowdown in demand for both tractors and combines. We expect some first-half strength in 2009 in the high horsepower tractors and combines in North America; however, this will likely be offset by declines in all other agricultural equipment markets. As a result, we plan to reduce line rates at our production facilities for lower horsepower equipment to produce below forecasted levels of retail sales in order to compensate for the market declines and reduce inventories.

The construction equipment industry is expected to see further declines in 2009 in both the light and heavy construction equipment markets. Light construction equipment, where we have a stronger presence, is expected to be down more than heavy construction equipment. As a result, we are planning to idle our construction equipment production facilities to compensate for the lower industry volumes and reduce inventories.

To deal with financial market volatility and illiquidity in the ABS market, we are planning to take a conservative approach to growth in Financial Services’ portfolios. We expect Financial Services’ ongoing emphasis on strict underwriting controls and disciplined receivables management will result in continued solid performance of its receivables portfolio. Additionally, Financial Services is exploring additional sources of funding due to the lack of a public ABS market, which has been a primary source of funding in prior periods, and the continuing volatility in the financial markets. This could constrain the profitability of the Financial Services business.

2008 Compared to 2007

Overview of Equipment Operations Results

Net sales of equipment

Agricultural Equipment Net Sales

	2008	2007	Increase in 2008 vs. 2007	2008 vs. 2007 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$4,685	$3,844	$841	22%	—%
Western Europe	4,079	3,207	872	27%	6%
Latin America	1,551	1,023	528	52%	8%
Rest of World	2,587	1,874	713	38%	1%

Total net sales	$12,902	$9,948	$2,954	30%	3%

*	The currency impact is included in the total 2008 vs. 2007 % change.

Worldwide agricultural tractor and combine industry retail unit sales were up 2% over the prior year driven by an increase of 35% for combines spread across all regions and an increase of 1% in tractors primarily driven by Western Europe and Latin America. The increase in our agricultural equipment net sales was driven by higher volumes as a result of the growing markets and a richer mix of high horsepower tractors and combines ($1,955 million), pricing actions taken during the year ($401 million), and new products ($282 million).

In North America, industry retail unit sales of tractors were down 7% but combines were up 21%. The decrease in the tractor industry was primarily driven by the under-100 horsepower tractor segments. The over-100 horsepower tractor market increased 25% over the prior year. The increase in the over-100 horsepower market, where we have a strong market position, and the increase in the combine industry contributed to the increase in our North American net sales. Our overall market share on tractors was stable with market share gains in the over-40 horsepower tractors offset by a decrease in market share for the under-40 horsepower tractors. For combines, our overall market share was stable primarily due to capacity constraints.

Western Europe industry retail unit sales of tractors and combines increased 2% and 28%, respectively, over the prior year. The improvement in the tractor industry retail unit sales was primarily driven by France, the UK and Germany, partially offset by declines in Spain. Combines experienced increases in all markets. The increases in the industry volumes drove our improvements in net sales. Our overall market share for tractors and combines was stable. Although the overall markets were up for the year, in the fourth quarter the tractor industry declined compared with 2007.

The Latin American market experienced significant growth over the prior year with increases in industry retail unit sales of 29% for tractors and 56% for combines driving the significant improvement in our net sales. For both tractors and combines, we were able to increase market share over the prior year. In contrast to the first nine months of the year, in the fourth quarter, the combine industry did decline compared to the previous year.

In the Rest of World markets, the improvements in our net sales was due primarily to the 41% growth in the combine industry and an increase in tractor market share. The growth that increased our sales in the Rest of World for the first three quarters of 2008 slowed down in the fourth quarter. We experienced a slower rate of growth for combines and a significant decline in unit sales for tractors in the fourth quarter.

Construction Equipment Net Sales

	2008	2007	Increase (Decrease) in 2008 vs. 2007	2008 vs. 2007 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$1,289	$1,662	$(373)	(22)%	1%
Western Europe	1,266	1,788	(522)	(29)%	3%
Latin America	907	714	193	27%	6%
Rest of World	1,002	859	143	17%	7%

Total net sales	$4,464	$5,023	$(559)	(11)%	3%

*	The currency impact is included in the total 2008 vs. 2007 % change.

Worldwide construction equipment industry retail unit sales were down 11% compared with the prior year driven primarily by decreases in the light construction equipment industry, where we have a stronger market position. For the year, industry retail unit sales of light equipment were down in all markets except Latin America, driven by decreases in residential and commercial construction activities. An increase of 2% in the heavy equipment market only partially offset the decline in the light equipment market. Increases in the Latin American and Rest of World construction equipment markets only partially offset the declines in Western Europe and North America. The decrease in our construction equipment net sales was primarily driven by the industry volume and mix changes ($818 million) which were partially recovered through pricing actions ($97 million). Our market share was down for total heavy and light construction equipment.

In North America, market demand for skid steer loaders and backhoe loaders decreased 18% and 26%, respectively. Additionally, demand for heavy construction equipment was down 22% while total light construction equipment was down 24%. The decrease in demand was a result of declines in residential and commercial construction activities. The declines in the industry were the primary drivers of the declines in our construction equipment net sales. Despite the industry volume declines, our market share remained stable.

The Western Europe construction equipment market experienced a total decline of approximately 28% for the full year. Both skid steer loaders and backhoe loaders decreased 45%. Heavy construction equipment was down 24% while total light construction equipment was down 30%. The decline in the industry volumes and a decline in our market share drove the decrease in our net sales.

The construction equipment market in Latin America improved by 23% over the prior period. The markets for backhoe loaders and skid steer loaders were up 11% and 28%, respectively. Heavy construction equipment increased by 28% over the prior year while total light construction equipment was up 17%. While the full year experienced an increase, the fourth quarter of 2008 was down for heavy equipment by 5% and light construction equipment was down 16%. The improvement in our full year net sales was primarily the result of the growth in the industry during the first nine months of the year. Market share was down slightly with increases in backhoe loaders and skid steer loaders offset by decreased market share in heavy construction equipment.

In the Rest of World markets, the light construction equipment industry volumes were down 13% compared to the prior year while heavy construction equipment was up 20%. Backhoe loader industry volumes were down 16% while skid steer loader volumes improved 12%. The decline in the light construction equipment industry volumes, which began in the second quarter, accelerated during the fourth quarter and was down 43% compared to the fourth quarter of 2007. Heavy construction equipment industry volumes experienced growth in the first three quarters of 2008 but were down 20% relative to the fourth quarter of 2007. The decline in fourth quarter demand was largely driven by the economic downturn and the tightening of the credit markets. The increase in full year net sales was driven by increases in volume and mix in the first nine months, partially offset by the fourth quarter decline. Market share remained stable for both heavy and light construction equipment.

Costs and Expenses – Equipment Operations

The table below represents certain costs and expenses that are more appropriately analyzed as part of the Equipment Operations supplemental disclosures. Other costs and expenses are analyzed later in this discussion, either as part of the Financial Services analysis or on a consolidated basis.

	2008		2007		Increase (Decrease) in 2008 vs. 2007	2008 vs. 2007 % Change
	(in millions, except percents)
Net Sales	$17,366	100.0%	$14,971	100.0%	$2,395	16%

Cost of goods sold	14,054	80.9%	12,154	81.2%	1,900	16%

Gross profit	3,312	19.1%	2,817	18.8%	495	18%

Selling, general and administrative	1,403	8.1%	1,183	7.9%	220	19%
Research and development	422	2.4%	409	2.7%	13	3%
Restructuring	34	0.2%	85	0.6%	(51)	(60)%
Interest expense	358	2.1%	358	2.4%	—	—%
Interest compensation to Financial Services	275	1.6%	247	1.6%	28	11%
Other, net	204	1.2%	224	1.5%	(20)	(9)%

Total costs and expenses	$16,750		$14,660		$2,090	14%

Gross Profit – Equipment Operations

The improvement in gross profit was driven by higher volumes and a richer mix of high horsepower tractors and combines ($440 million), pricing actions ($498 million) and the introduction of new products ($119 million), partially offset by purchasing and economic cost increases ($482 million) and currency translation, transaction and hedging activities ($109 million). The agricultural equipment segment improvement in gross profit drove the overall improvement in Equipment Operations gross profit.

In the agricultural equipment segment, the gross profit increase was the result of volume and mix improvements ($646 million), pricing actions ($401 million), and the introduction of new products ($119 million), partially offset by purchasing and economic cost increases ($378 million) and negative impact of currency translation, transaction and hedging activities ($99 million). The volume and mix improvements were the result of increased combine sales in all markets, and increases in higher horsepower tractor sales in North America and increases in sales of all tractors in Western Europe and Latin America. The purchasing and economic cost increases were primarily the result of the higher volumes experienced as a result of the industry growth and higher input costs.

Gross profit for the construction equipment segment declined primarily as a result of the volume and mix declines ($206 million). Purchasing and economic cost increases ($104 million) were partially offset by pricing actions ($97 million). Anticipating the industry decline in the second half of 2008, we idled most of our construction equipment facilities to reduce inventories which contributed to the volume and mix impact.

Selling, general and administrative – Equipment Operations

The increase in selling, general and administrative expense in dollars and the slight increase as a percentage of sales was driven by: increases from currency and initiatives to support our brands, dealers and customers; increased infrastructure in the parts organization to improve overall service levels; increased loss provisions due to the overall decline in the construction industry and additional provisions for Brazilian receivables; and increased costs of developing a support structure for international region growth and development.

Research and development – Equipment Operations

The decrease in research and development costs as a percentage of net sales is the result of increases in net sales outpacing planned spending.

Restructuring – Equipment Operations

During 2008, the restructuring charges incurred were the result of restructuring activities announced in prior years and consisted primarily of severance and other employee related costs incurred under the headcount reduction plan ($26 million) and additional costs related to the 2007 closure of the Berlin, Germany facility ($4 million).

In 2007, we recorded $85 million in pre-tax restructuring costs. These restructuring costs primarily relate to a consolidated arbitration proceeding that was pending in London before the ICC International Court of Arbitration, CNH Global N.V. vs. PGN Logistics Ltd. et al, ($42 million), the 2007 closure of the manufacturing facility in Berlin, Germany ($23 million), and severance and other employee-related costs incurred due to headcount reductions ($17 million).

See “Note 11: Restructuring” of our consolidated financial statements for the year ended December 31, 2008 for a detailed analysis of our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of the Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. We provide “interest-free” floor plan financing and extended payment terms to our dealers primarily in North America and in Western Europe to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of “interest-free” floor plan financing offered to our dealers or low rate financing offered to our retail customers.

The increase in interest compensation over the prior year is primarily the result of the increased volume in the agricultural equipment segment and rate increases due to changes in financial market conditions.

Other, net – Equipment Operations

Other, net decreased over the prior year as a result of reduced pension and other post-employment benefits related to former employees and reduced litigation and product liability costs, partially offset by an increase in foreign exchange losses.

Equity in income of unconsolidated subsidiaries and affiliates – Equipment Operations

For 2008, equity in income of unconsolidated subsidiaries and affiliates was $40 million compared to $89 million in the prior year. Results for 2007 included $38 million of income that was recorded to adjust estimated amounts recorded in prior periods to actual reported results.

Overview of Financial Services Results

	2008		2007		Increase (Decrease) in 2008 vs. 2007	2008 vs. 2007 % Change
	(in millions, except percents)
Finance and interest income	$1,356	100.0%	$1,131	100.0%	$225	20%

Selling, general and administrative	295	21.8%	253	22.4%	42	17%
Restructuring	5	—%	—	—%	5	—%
Interest expense	606	44.7%	479	42.4%	127	27%
Other, net	115	8.4%	70	6.2%	45	64%

Total expenses	$1,021		$802		$219	27%

On-book asset portfolio	9,825		9,297		528	6%
Managed asset portfolio	17,524		18,375		(851)	(5)%

Finance and interest income – Financial Services

The growth in finance and interest income is primarily the result of increases in the amount of the on-book asset portfolio. The increase in the on-book asset portfolio is due to the growth in the agricultural equipment business and the significant decrease in ABS activity. This was partially offset by lower ABS revenue due to the current unfavorable credit markets. The decline in ABS revenue primarily occurred in the North America market where the volume of transactions declined by approximately $1.4 billion from the prior year. Also contributing to the growth in income was an increase in operating lease revenues as net equipment on operating lease increased 18% during the year.

Selling, general and administrative – Financial Services

Loss provisions were the primary driver of the increase in the current year expense resulting primarily from the downturn in the construction equipment market and additional reserves in Brazil. See also “Note 3: Accounts and Notes Receivable” of our consolidated financial statement for the year ended December 31, 2008.

Delinquency and loss percentages for our core portfolio were as follows:

	2008		2007
	Delinquencies	Losses	Delinquencies	Losses
North America	2.55%	0.54%	2.01%	0.10%
Europe	2.22%	—%	1.45%	0.04%
Latin America	4.97%	0.16%	5.01%	0.06%
Rest of World	7.33%	0.17%	7.70%	0.08%

Total	2.93%	0.34%	2.51%	0.21%

Western Europe and North American delinquencies increased primarily due to the global slowdown in the construction equipment market related to housing, partially offset by strengthening in the agricultural market. Overall losses, as a percentage of outstanding, increased due to the global slowdown in the construction equipment market.

Restructuring – Financial Services

The restructuring expense incurred during 2008 was the result of headcount reductions primarily in the North American and European regions.

Other, net – Financial Services

The increase in other, net was primarily driven by the change in fair value for a derivative instrument subsequently designated as a cash flow hedge and an increase in operating lease depreciation.

Consolidated interest expense

The total amount for consolidated interest expense–Fiat affiliates and consolidated interest expense – other increased to $765 million compared to $701 million in the prior year. The 2007 Equipment Operations amount included a charge of $57 million for the early extinguishment of our $1.05 billion of 9 1/4% Senior Notes due in 2011. The increased interest expense was primarily driven by working capital and increases in the on-book receivables and operating lease portfolio. The change in distribution between consolidated interest expense–Fiat affiliates and consolidated interest expense–other is primarily driven by the refinancing of third party debt with Fiat affiliates.

Consolidated income tax provision

	2008	2007
	(in millions, except percents)
Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	$1,156	$830
Income tax provision	$385	$354
Effective tax rate	33.3%	42.7%

The primary drivers of the decrease in the effective tax rate were increased earnings in lower tax rate jurisdictions, an increase in tax credits and other adjustments. Also see “Note 10: Income Taxes” of our consolidated financial statements.

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

Our agricultural equipment business results improved significantly in 2007 as gross margin (defined as net sales of equipment less cost of goods sold) increased in dollars and as a percentage of net sales compared with 2006. Higher volumes and better product mix ($415 million), new products ($58 million), positive effect on gross margin of changes in pricing actions and currency translation, transaction and hedging activities net of purchasing efficiencies and economic cost increases (“net price recovery”) ($54 million) and reduced quality costs ($58 million) were the primary contributors to the improvement. Expediting costs and manufacturing inefficiencies ($23 million), from maintaining higher volume levels in a strong industry environment, were a partial offset. The worldwide agricultural tractor markets were up in every market except Rest of World, and in North America, increases in industry sales of over-40 horsepower tractors more than offset declines in sales of under-40 horsepower tractors. Industry sales of agricultural combines were up in every major market in the world except Western Europe where it was slightly down.

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

Financial Services’ net income increased to $229 million in 2007, compared to $222 million in 2006. The increase in net income reflects worldwide portfolio growth and higher balances of receivables under management in every region of the world, partially offset by lower gains on U.S. retail ABS transactions, primarily in the fourth quarter, and an increase in SG&A costs. Provisions for credit losses declined compared with 2006 consistent with the decline in actual losses. The total managed portfolio at the end of 2007 increased by over 19% to $18.4 billion, compared to $15.5 billion at December 31, 2006.

In total, our net income increase of $267 million was driven by the improved Equipment Operations’ margins, increased Financial Services’ net income and higher equity in net income of Equipment Operations unconsolidated subsidiaries. Higher interest expense and significantly higher taxes on the improved results were a partial offset. Consolidated assets increased from $18.3 billion in 2006 to $23.7 billion in 2007, primarily driven by increases in Financial Services’ portfolio of on-book receivables, which also was the principal driver behind our $149 million decrease in consolidated cash and cash equivalents during the year.

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

In North America, net sales of agricultural equipment increased by 18% in 2007 compared with 2006, including increases related to variations in foreign exchange rates of 1%. Wholesale unit sales of tractors and combines increased by 13%. Total market demand for agricultural tractors in North America was up 1% compared with 2006. Demand for under-40 horsepower tractors decreased by 4%. Industry demand for mid-sized (40- to 100-horsepower) tractors was up 3%; demand for large two-wheel-drive tractors over 100-horsepower and for four wheel drive articulated tractors increased by 22%. Combine market demand was up 13%. Our overall agricultural tractor market penetration and our combine market penetration improved compared to 2006.

In Western Europe, net sales of agricultural equipment increased by 25%. Variations in foreign exchange rates accounted for 9%. Overall tractor and combine market demand, as measured in units, increased by 2% in 2007. Our wholesale unit sales increased as our market penetration increased for both tractors and combines.

In Latin America, net sales of agricultural equipment in 2007 were 86% higher than in 2006, including increases related to variations in foreign exchange rates of 9%. Market demand for tractors was up by 38% led by a 53% increase in Brazilian tractor industry demand. Market demand for combines increased by 86% as the Brazilian market more than doubled. Tractor market demand in Argentina increased by 36% and the market for combines in Argentina improved by 46%. Market demand was influenced by higher levels of global commodity prices and increased demand from sugar cane farmers and citrus growers. Year-over-year, our unit wholesale volumes in Latin America increased, as our market penetration for combines increased significantly while our market penetration for tractors declined slightly.

In these major markets, net sales of agricultural equipment in 2007 were 27% higher than in 2006, including increases related to variations in foreign exchange rates of 6%. Market demand for tractors was up by 5% and demand for combines increased by 18% led by the increase of the Latin American combine market. Our wholesale unit sales increased as market penetration increased for both tractors and for combines.

In Rest of World, net sales of agricultural equipment in 2007 increased by 29% compared to 2006 including 7% for variations in foreign exchange rates. Wholesale unit sales of combines in 2007 were higher than in 2006 while wholesale unit sales of tractors were down. Market penetration increased for both tractors and combines.

Overall in 2007, worldwide market demand, on a unit basis, for major agricultural equipment product lines was 2% higher than in 2006. Worldwide demand for tractors increased by 1%, on the strength of a 38% increase in demand in Latin American markets. Worldwide demand for combines was up 21% over the level in 2006, driven by an 86% increase in combine industry volumes in Latin America. On a unit basis, our worldwide retail sales of major agricultural equipment increased. Our overall tractor market share increased by 1.6 percentage points from 2006, and our combine market share increased 3.8 percentage points. In total, we under-produced retail demand by 3%. At year-end, total company and dealer inventories were more than one-half of a month of supply lower than at year-end 2006, on a forward months’ supply basis.

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

In North America, net sales of construction equipment decreased by 21% in 2007 compared with 2006 including a partial offset due to the variations in foreign exchange rates of 1%. The market demand for skid steer loaders decreased by 8%, and for backhoe loaders by 16%, while the market demand for heavy construction equipment decreased by 15%. The total North American market demand for construction equipment decreased by 12% compared with 2006. Our total heavy and light equipment wholesale unit sales decreased due to lower market demand and our efforts to reduce dealer inventories, but we maintained our overall market penetration.

In Western Europe, net sales of construction equipment increased by 40% including increases due to variations in foreign exchange rates of 9%. Market demand for backhoe loaders was up 22% and demand for skid steer loaders increased by 6%. Market demand for heavy construction equipment was up 23%. Overall market demand for total heavy and light equipment, as measured in units, increased by 17% in 2007. Our overall wholesale unit sales increased and our market penetration improved.

In Latin America, net sales of construction equipment increased by 58% in 2007 compared with 2006, including increases of 8% related to variations in foreign exchange rates. Total Latin American market demand, as measured in units, increased by 44%, including a 33% increase in market demand for backhoe loaders, a 54% increase in market demand for skid steer loaders and a 49% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales increased, and our overall market penetration decreased slightly.

In these major markets, net sales of construction equipment in 2007 were 9% higher than in 2006, including increases related to variations in foreign exchange rates of 5%. Market demand for backhoe loaders was up 3% while demand for skid steer loaders decreased by 3%. Market demand for heavy construction equipment was up by 5% and market demand for total light and heavy equipment was up 4%. Our wholesale unit sales declined slightly, primarily to reduce dealer inventories. Market penetration was down for backhoe loaders, stable for skid steer loaders and other light equipment, and up for heavy construction equipment. Overall, our market penetration was up slightly.

In Rest of World, net sales of construction equipment increased by 83% in 2007 compared with 2006, including increases related to variations in foreign exchange rates of 8%. Total Rest of World market demand, as measured in units, increased by 32%, including a 75% increase in market demand for backhoe loaders, a 23%

increase in market demand for skid steer loaders and a 33% increase in market demand for heavy construction equipment. Our total heavy and light equipment wholesale unit sales in Rest of World increased significantly, and our overall market penetration was up.

Worldwide market demand for major construction equipment product lines in which we compete, on a unit basis, increased by 14% in 2007 compared with 2006. Market demand increased in every market except for North America and for all of our major product categories. Worldwide market demand for backhoe loaders, on a unit basis, increased by 28% while demand for skid steer loaders increased by 1%. In total, worldwide market demand for light construction equipment, on a unit basis, increased 12%. Worldwide demand for our heavy construction equipment product lines increased by 17%. On a unit basis, our construction equipment market penetration was stable with 2006. Production was 1% lower than retail unit volumes for the year. At year-end, total company and dealer inventories were about one-half months higher than at year-end 2006, on a forward months’ supply basis.

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

Costs and Expenses

Costs of goods sold increased by 22% to $12,154 million in 2007 from $9,933 million in 2006, and, as a percentage of net sales of equipment, decreased from 82.0% in 2006 to 81.2% in 2007. Gross margin, gross profit expressed as a percentage of net sales of equipment, improved to 18.8% in 2007 compared to 18.0% in 2006, primarily on the strength of our agricultural equipment operations. This increase in gross margin reflected an increase in the gross margins of agricultural equipment operations from 2006 while the gross margin of construction equipment operations remained stable. In total, the gross profit increase reflects higher volumes and better product mix ($435 million), favorable currency translation, transaction and hedging costs ($246 million), new products ($90 million), improved quality costs ($67 million), higher pricing ($45 million), and manufacturing efficiencies ($12 million), which more than offset unfavorable purchasing and economic cost increases ($122 million) and higher launch, other industrial and expediting costs ($38 million). Manufacturing assembly capacity utilization in 2007 was approximately 71%, compared to approximately 64% in 2006.

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

Delinquency and loss percentages for our core portfolio were as follows:

	2007		2006
	Delinquencies	Losses	Delinquencies	Losses
North America	2.01%	0.10%	1.70%	0.45%
Europe	1.45%	0.04%	1.82%	(0.01)%
Latin America	5.01%	0.06%	10.46%	0.50%
Rest of World	7.70%	0.08%	7.59%	0.50%

North American delinquencies increased primarily due to a softening of the construction market related to housing partially offset by strengthening in the agricultural market. Latin American delinquencies improved primarily due to the impact of the debt relief program of the government of Brazil. Overall losses, as a percentage of outstanding, improved due to growth in the portfolio and continued improvement in underwriting, monitoring, collection and recovery processes.

Ongoing R&D expenses increased by $42 million from $367 million in 2006 to $409 million in 2007, including an increase of $15 million due to currency variations. The increase was due to investments to improve product quality and reliability and to support new emission compliant products and for variations in foreign exchange rates and inflation. Expressed as a percentage of net sales of equipment, R&D expenses decreased to 2.7% in 2007 compared with 3.0% in 2006.

Our consolidated worldwide employment level has increased by approximately 2,800 persons, from approximately 25,300 at the end of 2006 to approximately 28,100 at the end of 2007, due to increases in hourly headcount in Brazil, North America, Belgium, Italy and Poland to support increases in production. Total salaried headcount remained stable at approximately 10,300, compared with year-end 2006. However salaried personnel resources were reallocated to support growth of Financial Services, dealer network development, quality and strategic initiatives including customer care, world class manufacturing, business development and product portfolio management within Equipment Operations.

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

Consolidated Interest expense-Fiat affiliates increased from $66 million in 2006 to $140 million in 2007. Expense at Equipment Operations decreased from $49 million in 2006 to $39 million in 2007, reflecting lower debt levels. Expense at Financial Services increased from $17 million in 2006 to $101 million in 2007 reflecting partial year costs of funding the European special purpose trust that Financial Services acquired full ownership of in the third quarter and began funding, with borrowings from Fiat. In addition, Financial Services decreased use of certain asset-backed conduit facilities during the year, instead utilizing funding provided by Fiat. Interest expenses-other increased, from $512 million in 2006 to $561 million in 2007, reflecting primarily the $57 million charge at Equipment Operations taken in the third quarter for the early extinguishment of our $1.05 billion of 9 1/4% Senior Notes due in 2011 that were redeemed on August 1, 2007.

We provide “interest-free” floor plan financing and extended payment terms to our dealers, primarily in North America and in Western Europe, to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for “interest-free” or low rate financing. Interest compensation to Financial Services by Equipment Operations increased by $12 million in 2007 to $247 million because of higher balances of “interest-free” financing.

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

Application of Critical Accounting Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with the auditors and with the Audit Committee of our Board of Directors. We believe that our critical accounting estimates, which are those that require management’s subjective and complex judgments, are summarized below. Our other accounting policies are described in the notes to our consolidated financial statements.

Allowance for Credit Losses

Our wholesale and retail notes receivables have a significant concentration of credit risk in the agricultural and construction equipment industry and are subject to potential credit losses. We have provided for the expected credit losses (“allowance for credit losses”) based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs, collections and economic conditions. We believe that our reserves are adequate; however, if the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

The total allowance for credit losses at December 31, 2008, 2007, and 2006 were $269 million, $302 million, and $258 million, respectively. The total allowances for credit losses decreased in 2008 due to transactions which took receivables off-book and increased in 2007 primarily due to an increase in the size of the portfolios and the further aging of the collateral related to the Brazilian agricultural portfolio.

The assumptions used in evaluating our exposure to credit losses involve estimates and significant judgment. The estimated loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Holding other estimates constant, a 0.1 percentage point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $13 million to the allowance for credit losses at December 31, 2008.

Equipment on Operating Lease Residual Values

Our Financial Services segment purchases equipment from independent third parties and leases it to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. Financial Services’ decision on whether or not to offer lease financing to customers is based upon, in part, estimated residual values of the leased equipment, which are estimated at the lease inception date and periodically updated. Realization of the residual values, a component in the profitability of a lease transaction, is dependent on our ability to market the equipment at lease termination under the then prevailing market conditions. We continually evaluate whether events and circumstances have impacted the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

Total operating lease residual values at December 31 2008, 2007, and 2006 were $374 million, $289 million, and $143 million, respectively. Growth in the residual value for operating leases is consistent with the growth in the portfolio.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5% from our present estimates, the total impact would be to increase our depreciation on equipment on operating leases by approximately $19 million. This amount would be charged to depreciation during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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

The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2008, are as follows:

	Weighted Average Assumptions	10% Change	20% Change
		(in millions)
Constant prepayment rate	17.60%	$0.4	$0.9
Expected credit loss rate	1.12%	$3.0	$6.1
Discount rate	11.46%	$3.4	$6.7
Remaining maturity in months	13

The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or lower than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding.

Recoverability of Long-lived Assets

Long-lived assets include property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. We evaluate the recoverability of property, plant and equipment and finite-lived other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess the recoverability of property, plant and equipment and finite-lived other intangible assets by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable in full on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Goodwill and indefinite-lived other intangible assets are tested for impairment annually. During 2008 and 2007, we performed our annual impairment review during the fourth quarter and concluded that there was no impairment in either year. The Company continues to evaluate events and circumstances to determine if additional testing may be required.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Since 2006, we have identified five reporting units: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands and Financial Services. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the estimation of the fair value for the assets and liabilities of a reporting unit in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill. To determine fair value, we have relied on two valuation techniques: the market approach and the income approach.

Under the market approach, we apply the guideline company method in estimating fair value. The guideline company method measures fair value using market multiples of similar publicly traded companies. Revenue and EBITDA market multiples were utilized in determining the fair value of the Equipment Operations reporting units (Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands) under the market approach. Book value and total asset market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach.

Under the income approach, the fair value of a reporting unit is estimated by discounting expected cash flows to their present value at a rate of return that reflects the risks associated with the particular reporting unit as of the valuation date. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

A final estimate of fair value is determined for the Equipment Operations reporting units based on a correlation of the market approach and income approach. The market approach is used in determining the indicated fair value of the Financial Services reporting unit.

The following summarizes goodwill assigned to our reporting segments as of December 31, 2008:

Amount
(in millions)
Agricultural equipment segment	$1,644
Construction equipment segment	560
Financial Services segment	143

Consolidated goodwill	$2,347

Our implied market capitalization (based on total outstanding shares and stock price as of December 31, 2008) was lower than our book value and the indicated fair value from our goodwill impairment test as of December 31, 2008. However, our reporting units have continued to generate cash flow from their operations, and we expect that to continue in future periods. While our implied market capitalization is an indicator of expected future performance, we believe a fair value determination should also consider factors such as recent trends in our stock price and an expected control premium based on comparable transactional history. We believe there is a reasonable basis for the excess of estimated fair value of our reporting units over our implied market capitalization at December 31, 2008.

Given current economic conditions, we also performed sensitivity analysis of the estimated fair value using the income approach for the Equipment Operations reporting units. A key assumption in our fair value estimates is the discount rate used for discounting cash flow estimates to present value. We selected discount rates of between 13.0% and 18.5% for the Equipment Operations reporting units. We noted that an increase in the discount rate of between 33 and 60 basis points could cause each reporting unit’s carrying value to exceed fair value. Another key assumption in our fair value estimates is the terminal value growth rate. We selected a terminal value growth rate of 2% for both construction equipment reporting units and 1% for both agricultural equipment reporting units. We noted that a decrease in the terminal value growth rate of between 80 and 175 basis points could cause each reporting unit’s carrying value to exceed fair value. If step two of the impairment test were to be required, the fair values of the assets and liabilities of the reporting unit, other than goodwill, could significantly exceed their carrying values, resulting in the recognition of a goodwill impairment loss.

The estimated fair value of our reporting units requires judgment and the use of estimates by management. We can provide no assurance that a material impairment charge will not occur in a future period. Subsequent to December 31, 2008, our implied market capitalization continued to significantly decline. Our estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, the ongoing worldwide financial and credit crisis, technological changes and the achievement of the anticipated benefits of our profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause us to re-evaluate the carrying value of goodwill. We will continue to monitor circumstances and events in future periods to determine whether additional impairment testing is necessary. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on our equity position and statement of operations.

Sales Allowances

We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the dealer. The amount of incentives to be paid are estimated based upon historical data, estimated future market demand for our products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to increase customer incentives possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

The sales incentive accruals at December 31, 2008, 2007, and 2006 were $660 million, $607 million, and $552 million, respectively. The incentive accruals increased during 2008 and 2007 primarily due to the increase in equipment sales.

Over the last three years, the percentage of sales allowance costs to net sales from dealers has varied by approximately plus or minus 1.1 percentage points, comparing the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if the estimated percentage were to increase or decrease 1.1 percentage points, the sales allowances for the year ended December 31, 2008 would increase or decrease by approximately $191 million.

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

The product warranty and campaign accruals at December 31, 2008, 2007, and 2006 were $294 million, $297 million, and $277 million, respectively. Our intensified focus on improving product quality and reliability led to a decrease in the accruals as a percentage of sales in 2008 and 2007.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to related net sales. Over the last three years, this percentage has varied by approximately 0.2 percentage points, comparing the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.2 percentage points, the warranty expense for the year ended December 31, 2008, would increase or decrease by approximately $35 million.

See “Note 14: Commitments and Contingencies” of our consolidated financial statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Benefits

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements, we sponsor pension and other retirement plans in various countries. In the U.S. and the U.K., we have major defined benefit pension plans that are separately funded. Most of our pension plans in other countries are not funded. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors, which attempt to anticipate future events. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from those assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of income but have been recognized in equity under SFAS 158. For most of our plans, we recognize net gain or loss as a component of our pension and other retirement plans’ expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. However, for a number of our smaller plans, we recognize all gains and losses immediately in expense.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on pension and other postretirement benefit obligations and expense:

	2009 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits—U.S.:
Assumed discount rate	$(8)	$9	$(100)	$120
Expected long-term rate of return on plan assets	(8)	8	N/A	N/A
Pension benefits—International:
Assumed discount rate	(4)	2	(151)	146
Expected rate of compensation increase	12	(11)	113	(101)
Expected long-term rate of return on plan assets	(8)	9	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(14)	16	(108)	129
Assumed health care cost trend rate (initial and ultimate)	25	(20)	111	(94)

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

Realization of Deferred Tax Assets

We have deferred tax assets of $2.3 billion and a valuation allowance against these assets of $0.8 billion as of December 31, 2008. This valuation allowance of $0.8 billion principally relates to tax loss carry forwards of $0.9 billion.

We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In completing this determination, we generally evaluate, by taxing jurisdiction, recent losses after considering the impact of nonrecurring items, the impact of the cyclical nature of the business on past and future profitability, our expectations of sufficient future taxable income prior to the years in which the carry forwards expire as well as the impact of our profit improvement initiatives on future earnings. Our expectations of future profitability were based on assumptions regarding general economic conditions, market share, the profitability of new model introductions and the benefits from capital and operating restructuring actions.

Unrecognized Tax Benefits

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. Some of our tax positions could be challenged by the taxing authorities. The estimate of our unrecognized tax benefits contain uncertainties because management must use judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution. See “Note 10: Income Taxes” of our consolidated financial statements for further information on our accounting for uncertainty in income taxes.

New Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. On January 1, 2008, we adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities. Refer to “Note 15: Financial Instruments” of our consolidated financial statements for further information on the adoptions of SFAS No. 157. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact on our financial position and results of operations. We have determined that the adoption of SFAS No. 157 for all remaining nonfinancial assets and nonfinancial liabilities for fiscal 2009 will not have a material impact to our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”). SFAS No. 141 Revised establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. We are in the process of evaluating the impact SFAS No. 141 Revised will have on our financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are in the process of determining the impact SFAS No. 160 will have on our financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities “ (an amendment of FASB Statement No. 133)” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities by requiring entities to disclose the fair value of derivatives instruments and their gains or losses by category. For derivatives designed as hedges, the gains and losses must be divided into the effective portions and the ineffective portions. SFAS No. 161 also requires the disclosure of information about concentrations of credit risk by counterparties, including the maximum amount of loss due to credit risk and policies concerning collateral and master netting arrangements. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 161 will not have a material effect on the our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). This statement defines the sources for U.S. GAAP and lists the categories in descending order. An entity should follow the highest category of GAAP applicable for each of its accounting transactions. The adoption of SFAS No. 162 will not have a material effect on our consolidated financial statements.

B. Liquidity and Capital Resources.

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows, our consolidated balance sheets and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2009. In particular, our Equipment Operations will generate cash from inventory reductions. Financial Services’ funding requirements are expected to decrease in 2009 as a consequence of the slowdown in originations and its competitive positioning. We will aim to have the generation of our Financial Services’ assets be consistent with our funding availability. We intend to enter into a combination of transactions (such as bank facilities, both short- and long-term, capital market transactions and private placements) with the aim of diversifying funding sources and broadening the investor base. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flows

Our cash flows from operating activities are primarily a result of net income and working capital requirements and changes in dealer receivable levels, adjusted for depreciation and amortization and deferred income tax expense. Our cash flows from investing and financing activities principally reflect capital expenditures, changes in deposits with Fiat affiliates’ cash management pools, our level of investment in financial receivables, changes in our funding structure and dividend payments.

The $392 million decrease in consolidated cash and cash equivalents, during the year ended December 31, 2008, reflects the utilization of cash in our investing activities which was partially offset by the positive cash flow from operating and financing activities. Cash and cash equivalents at Financial Services decreased by $160 million, while cash and cash equivalents at Equipment Operations decreased by $232 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2008	2007	2006
	(in millions)
Equipment Operations	$(282)	$1,001	$715
Financial Services	936	(1,034)	(39)
Eliminations	(4)	(62)	(69)

Consolidated	$650	$(95)	$607

Equipment Operations utilized $282 million of operating cash flow in 2008 as increases in inventory offset net income of $825 million, adjusted for depreciation and amortization and deferred income tax expense, and an increase in accrued liabilities. The decrease in cash flows from operating activities in 2008 compared to 2007 reflects an increase in inventory levels, primarily construction equipment, and decrease in accounts payable due to lower year-end production. The decrease in year-over-year cash flow was partially offset by growth of net income which was up from $559 million in 2007. During 2009, changes in our production schedules are being made to compensate for lower levels of demand and to reduce inventory levels which we believe will generate positive cash flows from operating activities.

Financial Services generated $936 million of cash from operating activities in 2008, resulting primarily from a $752 million decrease in dealer and other accounts receivables and from net income of $242 million, partially offset by increases in other assets of $176 million. The decrease in receivables is primarily attributable to the use of a new special purpose trust in Europe to securitize certain wholesale receivables. The amounts outstanding under our European wholesale securitization program that qualified for off-book treatment were $638 million at December 31, 2008. Further reductions in dealer receivables are anticipated in 2009 as a result of the slowdown in originations, which should provide positive cash flows from operating activities.

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2008	2007	2006
	(in millions)
Equipment Operations	$(1,066)	$(890)	$(88)
Financial Services	(2,731)	(1,502)	(346)
Eliminations	8	—	—

Consolidated	$(3,789)	$(2,392)	$(434)

The utilization of cash in investing activities at Equipment Operations reflects increased capital expenditures and an increase of $546 million in deposits in Fiat affiliates’ cash management pools. Capital expenditures of $492 million were principally related to initiatives to introduce new products, enhance manufacturing efficiency and to further integrate our operations. Due to the current economic environment, we will be reprioritizing projects and deferring some previously announced capacity increases while maintaining minimal spending on capacity in critical areas. Capital expenditures for 2009 are anticipated to be approximately $350 million, down 30% from the 2008 level but near the 2007 expenditures.

Cash used in investing activities at Financial Services totaled $2,731 million resulting from $7,938 million of investments in retail receivables, up $469 million from 2007, and investments in equipment on operating leases of $313 million down $64 million from 2007. Partially offsetting these uses of cash were proceeds from retail securitizations of $1,317 million, collections of retail receivables of $4,440 million and collections of retained interests of $75 million resulting from previous securitization transactions. Net cash provided from securitization transactions in 2008 was $5,832 million, down $517 million from 2007, as securitization markets virtually ceased to operate, resulting in a sharp reduction in new securitization funding and gains. Financial Services is continuing to emphasize underwriting processes and standards and remarketing efforts to maintain the quality of our receivables and access to funding should the securitization markets re-open in 2009.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2008	2007	2006
	(in millions)
Equipment Operations	$1,128	$(432)	$(792)
Financial Services	1,719	2,608	447
Eliminations	(4)	62	69

Consolidated	$2,843	$2,238	$(276)

Equipment Operations cash flows provided by financing activities of $1,128 million reflects increases in borrowings of $1,910 million under short-term revolving credit facilities and proceeds from long-term debt. Cash from financing activities was used to finance operating activities and capital expenditures, fund the increase of $625 million of intersegment notes and $118 million in dividends to common shareholders.

Cash flows provided by financing activities for Financial Services of $1,719 million primarily reflects additional short-term and long-term borrowings, mainly intercompany notes from Equipment Operations and asset-backed commercial paper (“ABCP”) financing in North America. The increase in financing and the cash generated by operating activities were used to fund increased levels of retail receivables and operating lease activity or were held on deposit with Fiat. In 2008, Financial Services paid dividends and returned capital to Equipment Operations of $4 million, compared to paying dividends of $62 million in 2007.

Credit Ratings

As of the date of this report, our long-term unsecured debt was rated BBB- (CreditWatch negative) by S&P; Ba3 (stable outlook) by Moody’s; and BBB Low (negative trend) by DBRS. A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Sources of Funding

Funding Policy

In the current environment of high uncertainty in the financial markets, our policy is to maintain a high degree of flexibility with our funding and investment options by using a broad variety of financial instruments to maintain our desired level of liquidity.

In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets, commercial bank lines, and funding Financial Services with a combination of receivables securitizations and on-book financing. While a significant portion of our financing has historically come from Fiat and Fiat affiliates, there is no assurance that funding from Fiat and its affiliates will continue at current levels.

A summary of our strategy is:

•

To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, we will rely primarily on the optimization of internal cash flows including pursuing an inventory reduction plan. We also maintain a funding relationship with Fiat through the overdraft facilities granted to us under the cash pooling arrangements operated by Fiat treasury subsidiaries in a number of jurisdictions. We may supplement our short-term financing by entering into new credit lines with banks.

•

As funding needs of Equipment Operations are determined to be of a longer-term nature, we will access public medium- and long-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

We do not anticipate that the public ABS markets will recover in 2009 but we will continue to closely monitor, in order to take advantage of competitively priced opportunities. In the meantime, we will pursue the multi-avenue funding strategy we initiated in the second half of 2008, which was based on diversifying our funding sources and expanding our investor base. Additional funding needs of Financial Services will be covered by the renewal and possibly the increase of ABCP Programs and by the sale of selected portfolios of receivables in bilateral transactions with investors and other financial institutions. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks. We will integrate our funding strategy for Financial Services with alternative sources of financing which will be determined on a case-by-case basis. Alternative means of funding could include bank facilities, both short and long-term, capital market transactions and private placements.

•	Financial Services in Brazil continues to utilize financing provided by BNDES to support the growth of the agricultural sector of the economy and issuances of certificates of deposit.

•	Financial Services has also relied in the past, and may continue to rely, on intersegment notes from Equipment Operations.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including with global or regional partners similar to our agreement with BPLG, new funding arrangements or a combination of any of the foregoing. We will aim to have the generation of our Financial Services’ assets be consistent with our funding availability.

Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our unsecured debt ratings. A further deterioration in our ratings could impair our ability to obtain debt financing as well as increase the cost of such financing. Debt ratings are influenced by a number of factors, including, among others: Fiat’s debt ratings, financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earning trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one or a combination of these factors could result in a downgrade of our debt ratings, thus increasing the cost of, and limiting the availability, of unsecured financing.

Consolidated Debt

As of December 31, 2008, and 2007, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions)
Long-term debt excluding current maturities	$5,347	$3,880	$2,698	$2,177	$2,968	$1,703
Current maturities of long-term debt	2,530	1,487	1,143	2	1,387	1,485
Short-term debt	3,480	4,269	716	728	4,740	5,372

Total debt	$11,357	$9,636	$4,557	$2,907	$9,095	$8,560

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

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2008 and 2007 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions, except percentages)
Total debt	$11,357	$9,636	$4,557	$2,907	$9,095	$8,560
Less:
Cash and cash equivalents	633	1,025	173	405	460	620
Deposits with Fiat	2,058	1,231	1,666	1,157	392	74
Intersegment notes receivables	—	—	2,295	1,831	—	—

Net debt	8,666	7,380	423	(486)	8,243	7,866
Total shareholders’ equity	6,454	6,302	6,454	6,302	2,073	2,099

Net capitalization	$15,120	$13,682	$6,877	$5,816	$10,316	$9,965

Net debt to net capitalization	57%	54%	6%	(8)%	80%	79%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions, except percentages)
Total debt	$11,357	$9,636	$4,557	$2,907	$9,095	$8,560
Total shareholders’ equity	6,454	6,302	6,454	6,302	2,073	2,099

Total capitalization	$17,811	$15,938	$11,011	$9,209	$11,168	$10,659

Total debt to total capitalization	64%	60%	41%	32%	81%	80%

The Net Debt position of Equipment Operations in 2008, compared to a Net Cash position in 2007, reflects an increase in debt levels used to fund the working capital requirements and increased capital expenditures.

The increase in Financial Services Net Debt principally reflects significant additions to retail receivables, expenditures on operating leases and lower proceeds from retail securitizations due to unfavorable market conditions.

Long term debt

As of December 31, 2008, our consolidated long-term debt was $7.9 billion, including $2.5 billion of current maturities, compared to $5.4 billion and $1.5 billion, respectively, as of the end of the prior year.

Equipment Operations long-term debt as of December 31, 2008, which was $3.8 billion, including $1.1 billion of current maturities, consisted of bonds and medium-term notes in the aggregate amount of approximately $1.2 billion, two long-term loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, medium-term loans and borrowings under credit facilities with third parties and Fiat in the aggregate amount of $1.4 billion and drawdown from the syndicated credit facility in the amount of €300 million ($418 million).

As of December 31, 2008, Financial Services’ long-term debt was $4.4 billion, including $1.4 billion of current maturities, and consisted primarily of $1.2 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, $1.2 billion of borrowing under U.S. ABCP facilities, $1.1 billion of borrowing from Fiat, $457 million of borrowing from third parties and intersegment notes in the amount of $319 million.

A more detailed description of our long-term debt is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Short Term Debt

As of December 31, 2008, our consolidated short-term debt was $3.5 billion, compared to $4.3 billion as of the end of the prior year.

Equipment Operations’ short-term debt as of December 31, 2008 was $716 million and consisted of $342 million of loans from Fiat treasury subsidiaries, $101 million of loans from third parties and $273 million of drawdowns from credit facilities.

As of December 31, 2008, Financial Services’ short-term debt was $4.7 billion, and consisted of $2.0 billion of inter-company borrowings, $1.9 billion of drawdowns from credit facilities (of which $1.2 billion were granted by Fiat treasury subsidiaries), and $863 million of loans ($655 million of which were granted from Fiat treasury subsidiaries.)

A more detailed description of our short-term debt is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Credit Facilities

Credit facilities and debt outstanding under such facilities consist of committed and uncommitted credit facilities.

As of December 31, 2008, we had approximately $1.5 billion available under our $7.8 billion total lines of credit, including asset-backed facilities, of which $400 million were committed lines and $1.1 billion of uncommitted lines.

Of the total $6.2 billion drawn under such lines, $2.2 billion is classified as short term debt, $1.2 billion is classified as current maturities of long-term debt and $2.9 billion classified as long-term debt.

A more detailed description of our credit facilities is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable

Cash and cash equivalents were $633 million as of December 31, 2008, compared to $1.0 billion as of December 31, 2007. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2008, and 2007.

	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions)
Cash and cash equivalents	$633	$1,025	$173	$405	$460	$620

Deposits with Fiat	$2,058	$1,231	$1,666	$1,157	$392	$74

Intersegment notes receivable:
Short-term	$—	$—	$1,976	$1,831	$—	$—
Long-term	—	—	$319	—	—	—

Total intersegment notes receivables	$—	$—	$2,295	$1,831	$—	$—

The amount of deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide.

Debt and Deposits with Fiat

Our debt and deposits with Fiat as of December 31, 2008 and 2007, respectively, are set forth in the following table:

	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions)
Long-term debt with Fiat excluding current maturities	$2,230	$1,515	$1,359	$800	$871	$715
Current maturities of long-term debt with Fiat	754	153	407	—	347	153
Short-term debt with Fiat	2,240	2,562	356	263	1,884	2,299

Total debt with Fiat	5,224	4,230	2,122	1,063	3,102	3,167
Less (deposits) with Fiat	(2,058)	(1,231)	(1,666)	(1,157)	(392)	(74)

Net Debt and deposits with Fiat	$3,166	$2,999	$456	$(94)	$2,710	$3,093

On December 31, 2008, our outstanding consolidated debt with Fiat and its affiliates was $5.2 billion, or 46% of our consolidated debt, compared to $4.2 billion or 44% as of December 31, 2007. The main reason for this increase in our consolidated debt with Fiat was the higher level of Equipment Operations’ borrowings from Fiat affiliates to fund its working capital requirements.

Like other companies that are part of global groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in various regional central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or may be applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa.

At December 31, 2008, we had approximately $2.1 billion of cash deposited in the Fiat affiliates’ cash management pools compared with $1.2 billion at the end of the prior year. The total amount deposited in the Fiat affiliates’ cash management pools as of December 31, 2008, included $662 million deposited by our subsidiaries in the United States and in Canada, $1.2 billion deposited by certain of our European subsidiaries with a treasury subsidiary managing cash in most of Europe excluding Italy, and $12 million deposited by our Italian subsidiaries with a treasury subsidiary managing cash in Italy. Additionally, Australian subsidiaries deposited $86 million with a treasury subsidiary in Europe and our Latin American subsidiary deposited $75 million with other Fiat Group entities. As of December 31, 2008 our aggregate debt exposure towards Fiat treasury subsidiaries was $ 5.2 billion, thus exceeding the amounts deposited with them by $3.2 billion.

Securitization

The following table summarizes the principal amount of our retail and wholesale receivables in the United States, Canada and Europe which are not included in our consolidated balance sheet at December 31, 2008, and 2007:

	2008	2007
	(in millions)
Wholesale receivables	$2,328	$2,305
Retail and other notes and finance leases	3,044	4,640
Credit card	186	—

Total	$5,558	$6,945

Wholesale

We have sold wholesale receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to a wholly-owned Special Purpose Entity (“SPE”), which is consolidated by us, but legally isolates the receivables from our creditors. Upon the sale of receivables to a qualifying special purpose entity (“QSPE”) in a securitization transaction, receivables are removed from our consolidated balance sheet and proceeds are received for the difference between the receivables sold and the retained undivided interests held by us. Accordingly, the receivables sold are not included in the accompanying balance sheet. These transactions are utilized as an alternative to the issuance of other forms of debt and allow us to realize a lower cost of funds.

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

The facilities have consisted of a master trust facility in each of the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, a 364-day, $500 million conduit facility that is renewable annually (June, 2009) at the sole discretion of the purchasers and a 364-day, $300 million conduit facility that is renewable annually (October, 2009), also at the sole discretion of the purchasers. The Canadian master trust facility consists of a C$190 million ($156 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006. In 2008, the Australian wholesale facility was closed.

As of December 31, 2008, we had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$1,917	$1,917		$1,550	$1,550		$367	$367
Canada	C$	270	221	C$	190	156	C$	80	66

As of December 31, 2007, we had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,304	$2,304		$1,900	$1,900		$404	$404
Canada	C$	451	460	C$	340	347	C$	111	113
Australia	A$	94	82	A$	67	59	A$	27	23

In addition, during the course of 2008, Financial Services set up various factoring programs for the revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2008, the amount of outstanding receivables under these factoring programs was €484 million ($674 million). Program receivables of €346 million ($482 million) were sold and, accordingly, removed from the balance sheet at December 31, 2008.

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

The investors have recourse to retained undivided interests in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

Credit Card

In November 2008, Financial Services sold $190 million of credit card receivables on a revolving basis pursuant to the terms of a $200 million privately owned facility. The receivables sold were removed from the balance sheet. A gain of $9 million was recognized on the sale. The investors have recourse to retained undivided interests in the event of customer default.

Retail

We securitize and transfer financial assets, using financial asset securitization procedures, as an alternative funding source to borrowing. Securitization of assets allows us to diversify funding sources while contributing to lowering our overall cost of funds. Within our asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. This allows the SPE to issue highly-rated securities which provide us with a cost-effective source of funding. Termination of our ABS activities would reduce the number of funding resources currently available to us for funding our finance activities. Any such reduction of funding sources could increase our cost of funds and cause us to reduce our originations or result in reduced profit margins, which could materially adversely affect our results of operations or access at high costs could cause us to reduce originations.

During 2008, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $1.1 billion in retail asset-backed transactions The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through our dealerships. Financial Services applied the proceeds from the securitizations to repay outstanding debt. At December 31, 2008, $3.0 billion of asset-backed securities issued to investors out of the U.S. and Canadian SPEs were outstanding with a weighted average remaining maturity between 14 and 19 months.

During 2008, a decline in investor sentiment caused the securitization market to virtually cease to operate resulting in a sharp reduction in the availability of securitization funding and gains resulting from such transactions. In response to this market development, we were able to obtain alternative funding through transactions with various financial institutions including certain treasury subsidiaries of Fiat S.p.A. There is no assurance that such alternative sources of credit will remain available or that the terms and conditions applicable to such credit will be as favorable as previously offered to us.

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

No recourse provisions exist that allow holders of the asset-backed securities issued by the QSPEs to put those securities back to us although we provide customary representations and warranties that could give rise to an obligation to repurchase from the QSPE any receivables for which the representations and warranties are proven to be not true. Moreover, we do not guarantee any securities issued by the QSPEs. Our exposure related to these QSPEs is limited to the cash deposits held for the benefit of the holders of the asset-backed securities issued by the QSPEs including the retained interests in the QSPEs, which are reported in our consolidated balance sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as Servicer, when the servicing of the sold contracts becomes burdensome.

Our ABS program is further described in “Note 3: Accounts and Notes Receivable” of our consolidated financial statements.

Other Restricted Receivables

A portion of our retail note securitizations are not recorded as sales, but are accounted for as secured borrowings. Accordingly, the related receivables are included in our consolidated balance sheet, but are restricted assets. Retail receivables related to these programs were transferred, without recourse, to bankruptcy remote SPEs which in turn issued debt to investors.

The following table summarizes our other restricted receivables at December 31, 2008, and 2007:

	2008	2007
	(in millions)
ABCP conduit facilities	$1,912	$1,220
Australia retail receivables	87	288
U.S. retained undivided interests	—	136
U.S. credit card receivables	—	183

Total other restricted receivables	$1,999	$1,827

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” in our consolidated financial statements for more information regarding ABCP facilities.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our estimated obligations. At December 31, 2008 and 2007, our pension plans had an underfunded status of approximately $833 million and $777 million, respectively. These amounts included pension plan obligations for plans that we do not currently fund were $483 million and $545 million at December 31, 2008, and 2007, respectively.

The Pension Protection Act of 2006 (“PPA”) was enacted in August, 2006, and established, among other things, new standards for funding of U.S. defined benefit pension plans. One of the primary objectives of the PPA is to improve the financial integrity of underfunded plans through the requirement of additional contributions. During 2008, we contributed $120 million to our U.S. defined benefit pension plan trust. For 2009, we anticipate making a discretionary contribution of up to $120 million to the U.S. defined benefit pension plan trust. Based on projections of minimum funding requirements, there will be no contribution required in 2010 for this plan. Projected required minimum contributions are approximately $23 million in 2011, $45 million in 2012, and $42 million in 2013. We will continue to consider making discretionary contributions to our pension and other benefit plans in the future, based on availability of cash and other options available to us.

During 2008, we contributed $84 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions to such plans in 2009 of approximately $64 million.

Other Postretirement Benefit Obligations

These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At December 31, 2008, and 2007, our other postretirement benefit obligations had an underfunded status of $1.1 billion, and $1.2 billion, respectively.

During 2007, we made a voluntary contribution of $70 million to one of our U.S. retiree medical plans. During 2008, we did not make any voluntary contributions to our postretirement benefit plans, however, we contributed $74 million in order to fund benefit payments made during 2008. We anticipate that cash requirements for other postretirement employee benefit costs will be approximately $84 million in 2009.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $422 million, $409 million, and $367 million of R&D costs in the years ended December 31, 2008, 2007, and 2006, respectively.

We also benefit from the R&D expenditures of our unconsolidated joint ventures and from the continuing engineering efforts of our suppliers, including Fiat.

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

Most of these brand names have been registered as trademarks in the principal markets in which we use them. Other than the New Holland, Case and Case IH trademarks, we do not believe that our business is materially dependent on any single patent or trademark or group of patents or trademarks. We also sell some products under heritage brand names or sub-brand names such as Braud, FiatAllis, Flexi-Coil, Austoft, Concord, DMI and Tyler.

Through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, we have a significant tradition of technological innovation in the agricultural and construction equipment industries. We hold over 3,600 patents and over 950 additional applications are pending. We believe that we are among the market leaders for patented innovations in the product classes in which we compete.

D. Trend Information.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” including: “Equipment Operations and Financial Services Key Trends for 2008”, “Equipment Operations and Financial Services Key Trends for 2009” and “2008 Compared to 2007.”

E. Off-Balance Sheet Arrangements.

We disclose our off-balance sheet arrangements in the notes to our consolidated financial statements and have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Note 3: Accounts and Notes Receivable” and “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Application of Critical Accounting Estimates—Off-Balance Sheet Financing” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2008, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt	$7,877	$2,530	$3,288	$496	$1,563
Interest on fixed rate debt(1)	1,314	289	457	354	214
Interest on floating rate debt(1)	1,456	318	528	486	124
Operating leases(2)	179	38	54	38	49
Uncertain tax positions(3)	44	44	—	—	—

Total contractual cash obligations	$10,870	$3,219	$4,327	$1,374	$1,950

(1)	The interest funding requirements are based on the 2008 interest rates and the assumption that short-term debt will be renewed for the next five years.
(2)	Minimum rental commitments.
(3)

We apply the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. See “Note 10 Income Taxes” of our consolidated financial statements. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits was $374 for the year ended December 31, 2008. Payment of these liabilities would result from settlements with taxing authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with respective taxing authorities.

Other Liabilities

We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.

We had interest expense of approximately $426 million for the year ended December 31, 2008, on floating rate debt. If the average floating interest rate increased by 0.5%, our interest expense would have increased approximately $36 million for the year.

At December 31, 2008, Financial Services was under various agreements to extend credit:

	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$4,513	$286	$4,227
Wholesale and dealer financing	$5,602	$3,134	$2,468

In the normal course of business, we and our subsidiaries provide indemnification for guarantees that financial institutions and Fiat provide in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds, and bonds related to litigation. As of December 31, 2008, total commitments of this type were approximately $371 million.

In addition, we provide payment guarantees on financial debts of customers for approximately $301 million, of which the main guarantee relates to credit lines with BNDES. BNDES, a development agency of the government of Brazil, has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program. Through Financial Services, we have guaranteed the portfolio against all credit losses. At December 31, 2008, the guaranteed portfolio balance is $242 million.

As of December 31, 2008, we have restructuring reserves totaling approximately $14 million. We anticipate these will be settled in cash by December 31, 2011.

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2009, we anticipate making total discretionary contributions to our U.S. defined benefit pension plans of up to $121 million.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2009, we anticipate contributions to our other postretirement benefit plans of approximately $84 million prior to consideration of any discretionary contributions.

We expect to pay income taxes in 2009 of approximately $82 million for income taxes due for years ended December 31, 2008, and prior. Income tax payments beyond 2009 are contingent on many variable factors and cannot be accurately predicted.

Purchase Obligations

We estimate that for 2009, expenditures for property, plant and equipment and other investments to support our margin improvement initiatives, our new product programs and other requirements may be approximately $350 million. Additionally, we anticipate expenditures of approximately $200 million in 2009 by our Financial Services segment for equipment that will be leased to customers under operating lease arrangements.

Purchase orders made in the ordinary course of business are excluded from this section. Any amounts for which we are liable under purchase orders are reflected in our consolidated balance sheets as accounts payable.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Macro-economic factors including monetary policy, interest rates, exchange rates, inflation, deflation, credit availability and government intervention in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technology difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs (including those that may result from farm economic conditions in Brazil), consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

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

As of February 27, 2009, our directors and certain senior managers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	President, Chief Executive Officer, and Director	2005/1999
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John Lanaway	Director	2006
Kenneth Lipper	Director	1996
Ferruccio Luppi	Director	2005
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Rubin J. McDougal	Chief Financial Officer	2006
Randal W. Baker	President, Case IH Agricultural Equipment	2006
Steven Bierman	President, CNH Capital	2005
Barry L. Engle	President, New Holland Agricultural Equipment	2008
Giuseppe Fano	President, New Holland Construction Equipment	2008
Pierre Fleck	President, Parts and Service	2008
Franco Fusignani	President and Chief Executive Officer, CNH International S.A.	2006
James E. McCullough	President, Case Construction Equipment	2005

Harold D. Boyanovsky, President and Chief Executive Officer and Director, born on August 15, 1944, was appointed President, Construction Equipment Business on September 1, 2002, President and Chief Executive Officer on February 28, 2005, and Director on December 7, 2005. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999, to October 2002 and as interim President, New Holland Agricultural Equipment from September 2007 to September 2008. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

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

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College St- Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary of State a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker is a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; Chairman of Emerging Market Services Ltd.; member of the Foreign Economic Relations Committee of Economiesuisse; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Dr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.

Dr. Peter Kalantzis, Director, born December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been working as an independent consultant since October 2000. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding, Cham, (Switzerland); Chairman of the Board of Clair Finanz Holding Ltd., Cham; Chairman of the Board of Directors of PrivatAir Holding Ltd., Geneva; Member of the Boards of Directors of Lonza Group Ltd., Basel; of Lamda Development Ltd., Athens; of Paneuropean Oil and Industrial Holdings, Luxembourg; of Von Roll Holding Ltd., Breitenbach (Switzerland) and of Transbalkan Pipeline BV (Amsterdam). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

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

Kenneth Lipper, Director, born on June 19, 1941, was elected a Director of CNH on February 10, 1996. He has been Executive Vice President of Cushman & Wakefield, Inc. since 2005, where he has served as Senior Advisor since 2004 and Chairman of Lipper & Company, LLC since 1987. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days” and has been involved as a producer and/or author in “The Winter Guest,” “City Hall,” and “Wall Street.” He is a partner and co-publisher of the celebrated biography series “Penguin Lives,” under the Lipper/Viking Penguin imprint. Mr. Lipper is a Trustee of the Council of Excellence in Government, the Governor’s Committee on Scholastic Achievement and a member of the Council on Foreign Relations, Economic Club of New York and The Century Club. Mr. Lipper received a B.A. from Columbia University, a J.D. from Harvard Law School and Masters in Civil Law from New York University/Faculty of Law & Economics, Paris.

Ferruccio Luppi, Director, born on November 3, 1950, was appointed a Director of CNH on June 28, 2005. Mr. Luppi has been Executive Vice President of Business Development of Fiat S.p.A. since April 2005. He is Chairman of Fiat Services S.p.A. He was Chief Financial Officer of Fiat S.p.A. from October 2002 to December 2003. Prior to joining Fiat, Mr. Luppi was named Managing Director and a member of the Board of Directors of the Worms Group at the beginning of 1998, an investment holding company listed on the Paris Stock Exchange. He began his career at the Worms Group in 1997 as head of the Industrial Investments Control Department. From 1984 until 1996, Mr. Luppi worked at the IFIL Group, where he was first responsible for Equity Investments Control and then head of the Group’s Development and Control Department. From 1973 to 1983, Mr. Luppi was associated with several major Italian corporate groups. Mr. Luppi holds a degree in Economics.

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed Director of CNH on July 22, 2004, and Chairman on April 7, 2006. Mr. Marchionne has been Chief Executive Officer of Fiat

S.p.A. since June 2004, whose Board of Directors he joined in May 2003. He has also served as Chief Executive Officer of Fiat Group Automobiles S.p.A., Fiat’s car division, since February 2005. He has been a member of the Board of SGS S.A. since May 2001. From February 2002 to June 2004, he served as Chief Executive Officer and Managing Director of SGS, Vice-Chairman since June 2004 and Chairman since March 2006. He served as member of the Board of Serono S.A. from May 2000 until December 2006. From October 1999 until January 2002, Mr. Marchionne served as Chief Executive Officer of Lonza Group AG, which was spun-off from the Alusuisse-Lonza Group in November 1999. Mr. Marchionne served as Chairman of Lonza Group AG from October 2002 until April 2005. He previously worked at Alusuisse-Lonza covering various positions prior to becoming Chief Executive Officer, a position he held from 1996 until October 2000. From May 2006 to June 2007 he was a member of the Supervisory Board of Hochtief AG. He has been a Member of the Board of Directors of UBS since April 2007 and in 2008 he was appointed non-executive Vice Chairman and Senior Independent Director. Mr. Marchionne is a member of the Board of Philip Morris International Inc. and the General Councils of Confindustria (Italy’s Employers’ Association) and Assonime (Association for Italy’s limited liability companies) and a permanent member of the Fondazione Giovanni Agnelli. He is also a member of the Board of Directors of ACEA (European Automobiles Manufacturers Association), which he chaired in 2006 and 2007. Mr. Marchionne received a master’s degree in Business Administration from the University of Windsor, Canada, graduated in law from the Osgoode Hall Law School of York University of Toronto, has a Bachelor of Commerce degree from the University of Windsor, and a Bachelor of Arts, Major in Philosophy, from the University of Toronto. He is a licensed barrister and solicitor and a Chartered Accountant.

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

Jacques Theurillat, Director, born on March 20, 1959, was elected a Director of CNH on April 7, 2006. Since May, 2008, Mr. Theurillat has served as Managing Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as CEO and Chairman of AlbeaPharma AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the Company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

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

Randal W. Baker, President, Case IH Agricultural Equipment, born on June 10, 1963, was appointed President, Case IH Agricultural Equipment on September 13, 2006. Mr. Baker also served CNH as Senior Vice President for Logistics and Supply Chain from October 2005, until October 2006. From 2004 to 2005, as Vice President North America Marketing, Mr. Baker directed the CNH agricultural marketing, parts and service operations. His background includes 20 years in the construction and mining industry; and he has operational experience in marketing, service and customer support, quality systems, and domestic and international sales. Mr. Baker received a Bachelor of Science degree in mining engineering from South Dakota School of Mines and Technology in 1986.

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

Barry Engle, President and Chief Executive Officer of New Holland Agricultural Equipment, born on January 4, 1964, was appointed President and Chief Executive Officer of New Holland Agricultural Equipment on September 2, 2008 after serving in a variety of positions with Ford Motor Company. He joined Ford in 1992 and gained extensive international experience with senior level posts in marketing and sales, strategic planning and general management. Most recently he was the President and CEO of Ford of Canada. Previously he was President, Ford of Brazil & Mercosul. He also has first-hand automotive retail experience, having been a Chrysler Plymouth Jeep dealer in Salt Lake City, Utah. Before becoming involved in the auto industry, he held finance and marketing positions in consumer packaged goods with General Mill, Inc. and Nabisco Brands, Inc. Mr. Engle holds an MBA from the Wharton School of the University of Pennsylvania and a BA in economics from Brigham Young University.

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

Franco Fusignani, President and Chief Executive Officer, born on September 19, 1945, was appointed President and Chief Executive Officer of CNH International SA on July 1, 2007. He has responsibility for both New Holland Agriculture and Case IH, the agricultural brands of CNH, in Africa, Middle East, CIS, Asia, Australia and New Zealand (with a special focus on China, Turkey, India and Japan for the local presence of industrial and commercial JVs and manufacturing activities). After joining the Fiat Group in 1970 as an engineer, he held a variety of positions within the industrial and business’ activities of the Group. In 1978, Mr. Fusignani took the lead of the Fiat diesel operations (trucks, bus, engines) in Latin America. In 1981, he established the new Iveco Diesel Engine Division in Europe. In 1986, Mr. Fusignani was appointed vice president of the Industrial Construction Equipment operations. In 1991 he took the lead of the European Agricultural Commercial operations and in 1996 of the International Agricultural business establishing new industrial presence in Poland, Turkey, India, China, Mexico and strengthening the commercial presence in Africa, Middle East, Asia and CIS. Before being named CEO of CNH International SA, he served as senior vice president of CNH Agricultural Industrial Product Development.

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

B. Compensation.

Directors’ Compensation

The following table summarizes remuneration paid or accrued in cash or common shares to Directors for the year ended December 31, 2008, excluding directors who are employees of Fiat and are not compensated by us:

	Grant Price	Dr. Edward A. Hiler	Leo W. Houle	Dr. Rolf M. Jeker	Dr. Peter Kalantzis	John B. Lanaway	Kenneth Lipper	Jacques Theurillat	Harold Boyanovsky	Total
Salary		$—	$—	$—	$—	$—	$—	$—	$860,544	$860,544
Annual Fees		96,250		59,375	97,500	68,250		113,750		435,125
Common Shares Granted
3/19/2008	$50.08					6,750				6,750
6/17/2008	$42.51					6,750				6,750
9/15/2008	$29.58		25,000	22,500		6,750				54,250
12/15/2008	$15.63		35,000	14,375		9,000				58,375
Future Remuneration:
Pension Plan									75,646	75,646
Bonus:
Cash									249,004	249,004
Performance Share Units Vesting									145,786	145,786

Total		$96,250	$60,000	$96,250	$97,500	$97,500	$—	$113,750	$1,330,980	$1,892,230

Outside directors also may elect to have a portion of their compensation paid in stock and/or stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from us.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on July 22, 2008, provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Prior to 2007, we also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2008 and 2007, there were 746,067 and 770,600 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2008:

	2008
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	73,841	$30.93
Granted	18,667	31.35
Forfeited	—	—
Exercised	—	—

Outstanding at end of year	92,508	31.01

Exercisable at end of year	64,508	32.45

See “Note 17: Option and Incentive Plans” of our consolidated financial statements for a detailed discussion of our stock option and incentive programs.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2008 was approximately $4.4 million, including $200,000 of pension and similar benefits paid or set aside by us.

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. Contributions to the Individual Top Hat Scheme totaled $0 and $905,000 in 2008 and 2007, respectively. The entire amount in 2007 related to executive officers of CNH.

C. Board Practices.

Responsibility for overseeing the management of the Company lies with our Board of Directors, which determines our policies and the general course of corporate affairs. The members of the Board are appointed at the meetings of shareholders, serve for a term of one year, and stand for re-election every year. See “Item 6A. Directors, Senior Management and Employees” above.

We are subject to, among other things, both the laws of The Netherlands and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as of January 1, 2004, the Sarbanes-Oxley Act of 2002 and the NYSE listing standards are also of particular significance to our corporate governance. We describe the significant differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards under “Item 16G. Corporate Governance.”

We have a one-tier management structure (i.e. a management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as executive directors, and members not having such responsibility, referred to as non-executive directors). A majority of our directors are non-executive directors, who meet the independence requirements of the Dutch Code.

The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board.

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2008, there were eight meetings of our Board of Directors. Attendance at these meetings was 98%. The Audit Committee met eight times during 2008 and attendance at those meetings was 96%. The Corporate Governance and Compensation Committee met three times during 2008 with 100% attendance at such meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses, among other things, our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also schedules one annual meeting that is devoted to discussing our strategy.

Audit Committee.    Our Audit Committee is appointed by the Board to assist in monitoring (1) the integrity of our financial statements, (2) qualifications and independence of our independent registered public accounting firm, (3) the performance of our internal audit function and our independent registered public accounting firm, (4) our compliance with legal and regulatory requirements, (5) the systems of internal controls that management and the Board of Directors have established, and (6) it reviews and approves, if appropriate, any related party transactions and transactions under which any director could have a material conflict of interest. Directors are required to immediately report any actual or potential conflict of interest that is of material significance to us or to themselves.

The Audit Committee currently consists of Messrs. Theurillat, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, Internal Auditor and representatives from our independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives from our independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present. The Charter for the Audit Committee is available on our web site (www.cnh.com).

Corporate Governance and Compensation Committee.    The purpose of the Corporate Governance and Compensation Committee is to design, develop, implement and review the compensation and terms of employment of our executive officers and the fees of the members of the Board. The Corporate Governance and Compensation Committee is responsible to make sure that the compensation of the executive personnel is related to our (and our shareholders’) short-term and long-term objectives and our operating performance. The compensation of the independent directors is set forth in the Outside Directors’ Compensation Plan and any amendments are approved by our shareholders. The Corporate Governance and Compensation Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment, to fill a vacancy, and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Houle, Hiler, Jeker, Lipper and Marchionne. The Corporate Governance and Compensation Committee is currently chaired by Mr. Houle. The Charter for the Corporate Governance and Compensation Committee is available on our web site (www.cnh.com).

For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information—Memorandum and Articles of Association.”

D. Employees.

At December 31, 2008, 2007, and 2006, we had approximately 31,500, 28,100, and 25,300 employees, respectively. As of December 31, 2008, there were approximately 19,700 employees in the agricultural equipment business, 5,100 in the construction equipment business, and 950 in the financial services business, with the remaining 5,750 in parts and service and other roles shared by all business units. As of December 31, 2008, as categorized by geographic region, there were 11,000 employees in North America, 14,200 employees in Europe, 3,900 employees in Latin America, and 2,400 employees in the Rest of World.

Unions represent many of our worldwide production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 3,430 of our active and retiree hourly production and maintenance employees in the United States continues through 2011. The International Association of Machinists, which represents approximately 660 of our employees in Fargo, North Dakota, ratified a new 5 1/2year contract in October, 2006, which expires in April, 2012.

Our employees in Europe are also covered by laws that afford employees, through local and central works councils, certain rights of information and consultation with respect to matters involving the business and operations of their employers, including the downsizing or closure of facilities and the termination of employment. Over the years, we have experienced various work slow-downs, stoppages and other labor disruptions.

E. Share Ownership.

Collectively, our directors and executive officers beneficially own, or were granted options with respect to, less than one percent of our common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Directors’ elective option awards vest immediately upon grant. Directors’ options terminate six months after a director leaves the Board of Directors if not exercised. In any event, directors’ options terminate if not exercised by the tenth anniversary of the grant date.

Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to our employees who are also board members are issued from the CNH EIP. The following table summarizes outstanding stock options for directors as of December 31, 2008, excluding directors who are employees of Fiat and are not compensated by us:

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Beginning Balance as of 1/1/08
(automatic option)	11/12/1999	77.05	750	—	—	—	—	—	—	—	750
	12/20/1999	68.85	—	—	60,000	—	—	—	—	—	60,000
	2/29/2000	56.09	713	—	—	—	—	—	—	—	713
	6/6/2000	60.63	660	—	—	—	—	—	—	—	660
(automatic option)	6/7/2000	60.00	1,500	—	—	—	—	—	—	—	1,500
(automatic option)	5/8/2003	9.23	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	4/26/2004	21.22	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	5/3/2005	17.28	4,000	4,000	—	—	—	—	—	—	8,000
(automatic option)	4/7/2006	27.70	4,000	4,000	—	4,000	4,000	4,000	4,000	4,000	28,000
	7/5/2006	23.87	—	—	—	—	—	—	—	1,047	1,047
	9/25/2006	21.20	—	—	11,543	—	—	—	—	—	11,543
	10/3/2006	22.32	—	—	—	4,480	1,008	—	—	1,121	6,609
	12/29/2006	27.45	—	—	—	3,643	820	—	—	911	5,374
	2/16/2007	37.96	—	—	42,299	—	—	—	—	—	42,299
	3/30/2007	38.04	—	—	—	2,629	592	—	—	657	3,878
	6/30/2007	50.95	—	—	—	1,963	442	—	—	491	2,896
	9/28/2007	60.54	1,487	—	—	1,652	—	—	—	413	3,552
	12/27/2007	66.41	1,356	—	—	1,506	—	—	—	—	2,862
Beginning Total			14,466	16,000	113,842	19,873	6,862	4,000	4,000	8,640	187,683
– Vested/Not Exercised			6,466	8,000	63,848	15,873	2,862	—	—	4,640	101,689
– Not Vested			8,000	8,000	49,994	4,000	4,000	4,000	4,000	4,000	85,994
Options Granted in 2008
	3/19/2008	50.08	1,798	—	—	1,997	—	—	—	—	3,795
	6/2/2008	48.12	—	—	10,574	—	—	—	—	—	10,574
	6/17/2008	42.51	2,118	—	—	2,353	—	—	—	—	4,471
	9/15/2008	29.58	3,043	—	—	—	—	—	—	—	3,043
	12/14/2008	15.63	7,358	—	—	—	—	—	—	—	7,358
Total Options Granted in 2008			14,317	—	10,574	4,350	—	—	—	—	29,241
Closing Balance as of 12/31/08
Closing Total			28,783	16,000	124,416	24,223	6,862	4,000	4,000	8,640	216,924
– Vested/Not Exercised			24,783	12,000	81,795	20,223	2,862	—	—	4,640	146,303
– Not Vested			4,000	4,000	42,621	4,000	4,000	4,000	4,000	4,000	70,621

The following table summarizes outstanding performance share units held by directors with respect to which vesting has not yet occurred.

	Grant Date	Price		Harold Boyanovsky	Total
Beginning Balance as of 1/1/08
	01/03/2005	$19.19		3,029	3,029
	12/15/2006	$26.99	(A)	100,000	100,000

Total Beginning Balance				103,029	103,029
— Vested				3,029	3,029
— Not Vested				100,000	100,000
Performance Share Units Vested (exercised) in 2008				(3,029)	(3,029)

Ending Balance as of 12/31/08				100,000	100,000

— Vested				—	—
— Not Vested				100,000	100,000

(A)	Fair value based on initial estimate of achieving targets in 2009.

Prior to November 1, 2007 we provided matching contributions to our U.S. Defined Contribution Plan in the form of CNH common shares. For the year ended December 31, 2007, 342,617 shares were contributed to this plan. In previous years, employees were allowed to transfer these contributions out of the CNH stock fund on the first business day of the calendar quarter following the date we contributed the stock to the plan. Effective January 1, 2007, all such restrictions were eliminated and employees could transfer shares at any time in accordance with other applicable plan provisions. On November 1, 2007, we discontinued providing matching contributions to its U.S. Defined Contribution Plan in the form of CNH common shares. Due to the discontinuation of matching contributions in the form of CNH common shares, there were no shares contributed to this plan during 2008.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of December 31, 2008, our outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.13) per share. As of December 31, 2008, there were 237,370,034 common shares outstanding. At December 31, 2008, we had 594 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is our largest single shareholder. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

The following table sets forth the outstanding common shares of CNH as of December 31, 2008:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands	211,866,037	89%
Other shareholders	25,503,997	11%

Total	237,370,034	100%

Our directors and executive officers, individually and collectively, owned less than 1% of our common shares at December 31, 2008.

B. Related Party Transactions

As of December 31, 2008, Fiat owned approximately 89% of our common shares.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.4 billion) syndicated credit facility with a group of banks, which matures in August 2010. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($418 million) of this borrowing capacity was allocated to us with additional amounts potentially available depending on the usage by other borrowers. As of December 31, 2008, this facility was fully drawn, €300 million ($418 million) by us and €700 million ($974 million) by other Fiat affiliates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funding—Committed Lines of Credit.”

Fiat, through certain of its treasury subsidiaries, has also made available to us and certain of our subsidiaries, pursuant to a Facility Agreement entered into in February 2008, a multi-currency revolving credit facility currently scheduled to mature February 27, 2010. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The interest rates on advances under the credit agreement range from LIBOR + 0.15% per annum to LIBOR + 2.00% per annum during 2008. We have agreed to pay a commitment fee of 0.20% per annum on any unused amount of the facility. As of December 31, 2008, $656 million was outstanding under the facility.

On December 31, 2008, our outstanding consolidated debt with Fiat and its affiliates was $5.2 billion, or 46% of our consolidated debt, compared to $4.2 billion, or 44% as of December 31, 2007. The main reason for the increase in our consolidated debt with Fiat was the higher level of Equipment Operations’ borrowings from Fiat affiliates to fund our working capital requirements.

The total consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2008 also included $656 million drawn under the $1.0 billion revolving credit line with a maturity date of February 27, 2010 referenced above.

Fiat guarantees $1.2 billion of our debt with third parties, which is 20% of our outstanding debt with third parties. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2008 and in 2007, we paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at rates that range from LIBOR plus 0.15% to 0.30%. Interest earned on our deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $58 million, $48 million, and $34 million in the years ended December 31, 2008, 2007, and 2006, respectively.

As a result of our participation in the Fiat affiliates’ cash management pools, we are exposed to Fiat Group credit risk to the extent that Fiat is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of our relationship with the Fiat Group, it is possible that our claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

For material related party transactions involving the purchase of goods and services, we generally solicit and evaluate bid proposals prior to entering into any such transactions, and in such instances, our Audit Committee generally conducts a review to determine that such transactions are what the committee believes to be on arm’s-length terms.

We purchase engines and other components from the Fiat Group, and companies of the Fiat Group provide us with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant security, research and development, information systems and training. The companies of the Fiat Group also provides purchasing services to us using various subsidiaries of Fiat Group Purchasing S.p.A. We sell certain products to subsidiaries and affiliates of Fiat. In addition, we enter into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. We and our subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.0 billion and $3.2 billion as of December 31, 2008, and 2007, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of our internal audit department in certain locations where it is more cost effective to use existing Fiat resources. In 2005 and 2004, we purchased network and hardware support from and outsourced a portion of our information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage. We purchase research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

In certain tax jurisdictions, we have entered into tax sharing agreements with Fiat and certain of its affiliates. Our management believes the terms of these agreements are customary for agreements of this type and are at least as advantageous as filing tax returns on a stand-alone basis. In order to optimize the tax efficiency of the Company, New Holland Tractors and FIPL effectuated an amalgamation as of April 1, 2007 for Indian fiscal and statutory purposes, which was approved by the Delhi and Bombay High Court on September 23, 2008. We obtained a fairness opinion from an independent third party financial advisor that documents that the consideration received by the parties to the transaction represent an arm’s-length “value-for-value” exchange.

During 2008 we entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. We paid $8 million in 2008 related to this reimbursement agreement. The Juventus Football Club S.p.A., in which IFIL S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. Founded in 1897, Juventus is one of the most prominent professional soccer teams in the world. IFIL is one of the major investment holding companies in Europe. Among other things, IFIL also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. We obtain services from SGS, for verification, inspection, control and certification activities and also obtain real estate services from Cushman & Wakefield.

If the goods or services or financing arrangements described above were not available from related parties, we would have to obtain them from other sources. We can offer no assurance that such alternative sources would provide such goods and services or would provide them on terms as favorable as those offered by such related parties.

Additionally, we participate in the stock option program of Fiat and the Individual Top Hat Scheme as described in “Note 17: Option and Incentive Plans” of our consolidated financial statements.

The following table summarizes our sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(in millions)
Sales to affiliated companies and joint ventures	$317	$115	$143

Purchase of materials, production parts, merchandise and services	$1,185	$771	$552

Finance and interest income	$58	$48	$36

As of December 31, 2008 and 2007, CNH had trade payables from affiliated companies and joint ventures of $456 million and $402 million, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes.

At its meeting on February 12, 2009, our Board of Directors recommended that we suspend the payment of any dividend in 2009.

Item 9.	The Offer and Listing

A. Offer and Listing Details.

Our common shares are quoted on the NYSE under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the NYSE for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
February 2009	$10.10	$6.99
January 2009	19.17	8.01
December 2008	17.50	13.68
November 2008	20.05	11.09
October 2008	20.66	11.22
September 2008	37.04	19.95

Year ended December 31, 2008
First Quarter	$68.82	$44.78
Second Quarter	57.17	33.89
Third Quarter	39.18	19.95
Fourth Quarter	20.66	11.09
Full Year	68.82	11.09

Year ended December 31, 2007
First Quarter	$40.52	$26.14
Second Quarter	51.70	36.40
Third Quarter	61.00	45.60
Fourth Quarter	68.02	51.05
Full Year	68.02	26.14

2006	$30.50	$18.14
2005	$22.10	$16.07
2004	$21.38	$16.22

On February 27, 2009, the last reported sales price of our common shares as reported on the NYSE was $7.30 per share. There were approximately 592 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our outstanding common shares are listed on the NYSE under the symbol “CNH.”

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

Corporate Registration and Objectives

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

Issues Relating to Our Directors

Our directors serve on our Board of Directors for a term of approximately one year, such year ending on the day the first general meeting of shareholders is held in the following calendar year and may stand for re-election for any subsequent year. The shareholders elect the members of our Board of Directors at a general meeting. The shareholders may also dismiss or suspend any member of the Board of Directors at any time by a majority of the votes cast at a general meeting.

While the directors may, by majority vote, fix a remuneration for the directors in respect of the performance of their duties, the remuneration policy (and any amendment thereto) must be adopted by the general meeting of shareholders. We are not permitted to grant directors any personal loans, guarantees or the like unless in the normal course of business and at terms applicable to all Company personnel – and then only with approval by the Board. Members of the Board are not subject to an age limitation. There is no minimum or maximum number of shares in order to qualify as a director of the Company.

Under the laws of The Netherlands, the Board of Directors must consider, in the performance of its duties, our interests, the interests of our shareholders and our employees, in all cases with reasonableness and fairness. In addition, under our Articles of Association, a member of our Board of Directors must not take part in any vote on a subject or transaction in relation to which he has a conflict of interest.

Our Board of Directors must approve our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, the laws of The Netherlands permit an extension of this period for up to six additional months by approval of the shareholders at a general meeting. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption at a general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of The Netherlands. Examples of reservations of liability required by the laws of The Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of The Netherlands, a discharge of liability does not extend to matters not properly disclosed to shareholders. As of the financial year 2002, the discharge of the Board of Directors must be a separate item on the agenda of the general meeting and the members of the Board of Directors are no longer automatically discharged by adoption of the annual accounts.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion of our corporate governance practices and guidelines.

Issues Relating to Our Shares and Shareholders

Our authorized share capital is €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of €2.25 per share. We will issue shares (both common shares and Series A Preferred Stock) only in registered form. We have two share registers, one is kept by our agent in The Netherlands (representing the non-tradable shares) and one is kept by our agent in the United States (representing tradable shares), who also acts as transfer agent and registrar for the common shares and Series A Preferred Stock.

Our Board of Directors has the power to issue common shares and/or preference shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on April 2, 2007, the shareholders authorized our Board of Directors to issue shares for five years.

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

On an annual basis our shareholders are entitled to elect the directors to serve on our Board of Directors. In such elections, each shareholder is entitled to cast one vote for each share owned. In addition, our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our Board of Directors. The shareholders have discretion as to the use of that portion of our annual profits remaining for distribution of dividends on the common shares after the establishment of reserves and payment of dividends on the preference shares. At any general meeting of shareholders, our shareholders may declare dividends in the form of cash (in U.S. dollars), common shares or a combination of both.

Under the terms of the Senior Notes issued by Case New Holland Inc., dividends declared or paid on our common shares, taken together with other distributions on our capital stock, repurchases of capital stock and specified other items (collectively, “Restricted Payments”) are not permitted to be declared or paid (in the case of dividends) or made if at the time of such Restricted Payment or immediately after giving effect thereto (i) a default or event of default with respect to the Senior Notes would have occurred and be continuing, (ii) we could not incur additional indebtedness pursuant to the terms of a financial covenant contained in the Senior Note indentures or (iii) the aggregate amount of Restricted Payments would exceed an amount calculated from time to time as provided in the Senior Note indentures. The Senior Note indentures contain specific limited exceptions to this prohibition. In particular, notwithstanding this prohibition, dividends on the common shares may be paid in an amount not to exceed $33.0 million in any calendar year, provided that no default or event of default with respect to the Senior Notes has occurred and is continuing.

The Board of Directors may recommend to the shareholders that they resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under the laws of The Netherlands, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon our dissolution. However, we may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate share capital plus required statutory reserves. The Board of Directors may resolve that we pay interim dividends, but the payments are also subject to these statutory and other restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund. In addition, our Articles of Association do not contain any provisions which discriminate against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of our shares.

Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in The Netherlands within six months after the end of our fiscal year. Our Board of Directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding shares or other persons entitled to attend the general meetings. The laws of The Netherlands do not restrict the rights of shareholders who do not reside in The Netherlands to hold or vote their shares.

We will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and, in any other manner that may be required, in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of the shares by letter, cable, telex or telefax. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the Board of Directors, the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting, at our offices or places of business.

Each of the common shares and the preference shares, including any Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or the laws of The Netherlands, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under the laws of The Netherlands, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires approval of shareholders representing at least 95% of our issued and outstanding share capital. Consistent with the laws of The Netherlands, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of the capital shares at a meeting of our shareholders. Our Articles of Association and relevant provisions of the laws of The Netherlands do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

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

Under the laws of The Netherlands, shareholders are not liable for further capital calls.

We may acquire shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account, plus (2) any reserves required to be maintained by the laws of The Netherlands; and

•

after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

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

Changes in Capital, Control of the Company, or Articles of Association

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

Certain material transactions are subject to review and approval of our shareholders Such transactions include: (1) the transfer to a third party of all or substantially all of the business of the Company; (2) the acquisition or disposal by the Company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the Company’s assets; and (3) the entry into or termination of a long-term joint venture of the Company or a subsidiary with another legal entity or company, or of the Company’s position as a fully liable partner in a limited partnership or a general partnership, where such entry into or termination is of far-reaching importance to the Company.

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

Taxation of Dividends

Subject to the Personal Foreign Investment Company (“PFIC”) rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent that such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized in the sale or other taxable disposition and the tax basis (determined in U.S. dollars) of the common shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

PFIC Rules

We believe that our common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares, any gain realized on the sale or other disposition of your common shares would in general not be treated as a capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would not be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in the common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Netherlands Taxation

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition and the ownership and disposition of our shares. It is a general summary that only applies to a Non-Resident holder of shares (as defined below) and it does not consider every aspect of taxation that may be relevant to a particular holder of shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and our business will be conducted, in the manner outlined in this report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.

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

•

it is not an individual and, no part of the benefits derived from its shares is exempt from Dutch corporate tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

•	it is not an entity that is resident in a Member State of the European Union and that is not subject to a tax on profits levied there.

Generally, if a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present:

•

such person alone or, in case such person is an individual, together with his partner, if any, has, directly or indirectly, the ownership of, our shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent, at any time, 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of profit participating certificates that relate to 5% or more of our annual profit, or to 5% or more of our liquidation proceeds;

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

•

the par value of shares we issued to a holder of shares or an increase in the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our Articles of Association.

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

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child that is under 18 years of age are attributed to the parent who exercises the authority over the child (regardless of whether the child is resident in The Netherlands or abroad).

Dividend Withholding Tax

Dividends we distribute to a Non-Resident holder of shares are subject to a withholding tax imposed by The Netherlands at a statutory rate of 15%. See “—Taxes on Income and Capital Gains” for a description of the concept “dividends distributed by CNH.”

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

Under the convention of December 18, 1992, between The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), as amended by the agreement dated March 8, 2004, the Dutch dividend withholding tax rate on dividends we paid on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 5% if such Non-Resident holder of shares is a company which holds directly at least 10% of the voting power in our shares. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will be required to withhold the dividend withholding tax at the Dutch statutory rate of 15%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the reduced rate of 5%

of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

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

Gift and Inheritance Taxes

A person who acquires shares as a gift (in form or in substance), or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor is, or the deceased was, resident or deemed to be, resident in The Netherlands for purposes of gift or inheritance tax (as the case may be); or

•

the shares are, or were, attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•	the donor made a gift of shares, then became a resident or deemed resident of The Netherlands, and died as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

If the donor or the deceased is an individual who holds Dutch nationality, he/she will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he/she has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. If the donor is an individual who does not hold Dutch nationality, or an entity, he/she or it will be deemed to be resident in The Netherlands for purposes of Dutch gift tax if he/she or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

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

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures on transactions using financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. We do not hold or issue derivative or other financial instruments for speculative or trading purposes, or to hedge translation risk.

Transaction Risk and Foreign Currency Risk Management

We have significant international manufacturing operations. We manufacture products and purchase raw materials from many locations around the world. Our cost base is diversified over a number of European, Asia-Pacific, and Latin American currencies, as well as the U.S. and Canadian dollars. Foreign exchange risk exists to the extent that we have payment obligations or receipts denominated in or based on currencies other than the functional currency of the various manufacturing operations.

The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and reduces the effect of foreign exchange rate movements on consolidated income. Due to periodic mismatches in cash inflows and outflows, currencies such as the Euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen may have a possible impact on income. The primary currencies for cash outflows were the British pound, Japanese yen and Euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. From a gross exposure perspective, the Euro is one of our major inflow currencies, however, the net exposure is an outflow. To manage these exposures, we identify naturally offsetting positions and purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 15: Financial Instruments” of our consolidated financial statements for a description of our foreign exchange rate risk management.

We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and the nature of the underlying cash flow exposure.

For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of: (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes: (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) those related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $43 million and $40 million at December 31, 2008, and 2007, respectively. Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

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

Depending on movements in foreign exchange rates, this may have an adverse impact on our consolidated financial statements. Exposures to the major currencies include the Euro, British pound, Canadian dollar, Japanese Yen and Australian dollar. Exposures to other currencies include the Brazilian real, Argentine peso, Mexican peso, Danish krone, Norwegian krone, Swedish krona, Polish zloty, Indian rupee, and Chinese renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican peso, Brazilian real and Argentine peso have historically experienced short-term movements ranging from 30% to 90% due to the devaluation of their respective currencies.

As the expected future net income from our operations is dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a positive impact of $36 million and $48 million in 2008 and 2007, respectively. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2008, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $320 million and $366 million at December 31, 2008, and 2007, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. We have limited investments in subsidiaries in highly inflationary economies. The change in fair value of these investments can have an impact on our consolidated statement of income.

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

We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2008, and 2007, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $11 million and $14 million, respectively, based on the discounted values of their related cash flows.

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

Changes in Market Risk Exposure as Compared to 2007

Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2007.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2008 pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, our internal control over financial reporting was effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the internal control over financial reporting of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009 expressed an unqualified opinion on those financial statements.

/s/    Deloitte & Touche LLP

Chicago, Illinois

February 27, 2009

(d) Change in Internal Control over Financial Reporting

There have been no changes in internal controls or in other factors that could materially affect internal controls during the year ended December 31, 2008.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that each member of the audit committee, namely, Dr. Peter Kalantzis, Mr. John Lanaway, and Mr. Jacques Theurillat are audit committee financial experts. All are independent directors.

Item 16B.	Code of Ethics

We have adopted a code of ethics which is applicable to our principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website, www.cnh.com, and may be found as follows: from our main page, first click on “Corporate Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2008. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2008, and 2007:

	2008	2007
Audit Fees	$9,549,000	$8,315,952
Audit-Related Fees	1,749,000	636,048
Tax Fees	50,000	383,000

Total	$11,348,000	$9,335,000

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

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have no announced share buyback plans.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

CNH Global N.V. is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer under the NYSE listing standards. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at and by public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We believe that our corporate governance practices and guidelines (which were approved by our Board on March 24, 2005 and our shareholders on May 3, 2005) are consistent, in principal, with those required of U.S. companies listed on the NYSE.

The following discussion summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies:

•

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NYSE rule is stricter. For example, directors of a Dutch company who are affiliated with a direct or indirect parent company are considered independent under Dutch law (unless the parent company is a Dutch company and is listed in a member state of the European Union), whereas the same directors are not considered independent pursuant to the NYSE rules. Accordingly, directors who are also officers of Fiat are considered independent under Dutch law unless they have been an executive officer of CNH Global N.V. within the last three years. Currently, a majority of our Board (seven of the 11 members) are “independent” under the NYSE definition.

•

NYSE rules require a U.S. listed company to have a compensation committee and a governance and nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Corporate Governance and Compensation Committee. Our Corporate Governance and Compensation Committee Charter requires that a majority of the members meet the independence requirements of the Dutch Code. Currently, all members of this committee are independent under the Dutch requirements, and only one member would not also be independent under the NYSE standards, as he is also employed by our majority shareholder, Fiat.

•

In contrast to rules applicable to U. S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be approved by the shareholders. However, our Audit Committee is directly responsible for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

•

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required.

•

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code Best Practices Provisions recommend shareholder approval for payments of dividends. In accordance with the Dutch Code Best Practices Provisions, annual dividends must be approved by our shareholders. For a discussion of our dividend policy, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Issues Relating to Our Shares and Shareholders.”

In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our internet website at www.cnh.com.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 27, 2009

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008, 2007 and 2006

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(in millions, except per share data)
Revenues:
Net sales	$17,366	$14,971	$12,115	$17,366	$14,971	$12,115	$—	$—	$—
Finance and interest income	1,110	993	883	205	190	177	1,356	1,131	952

	18,476	15,964	12,998	17,571	15,161	12,292	1,356	1,131	952

Costs and Expenses:
Cost of goods sold	14,054	12,154	9,933	14,054	12,154	9,933	—	—	—
Selling, general and administrative	1,698	1,436	1,248	1,403	1,183	1,015	295	253	233
Research, development and engineering	422	409	367	422	409	367	—	—	—
Restructuring	39	85	96	34	85	94	5	—	2
Interest expense—Fiat affiliates	308	140	66	101	39	49	207	101	17
Interest expense—other	457	561	512	257	319	272	399	378	323
Interest compensation to Financial Services	—	—	—	275	247	235	—	—	—
Other, net	342	349	359	204	224	233	115	70	54

	17,320	15,134	12,581	16,750	14,660	12,198	1,021	802	629

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	1,156	830	417	821	501	94	335	329	323
Income tax provision	385	354	165	279	245	56	106	109	109
Minority interest	(1)	15	16	(1)	15	16	—	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	13	9	8	242	229	222	13	9	8
Equipment Operations	40	89	48	40	89	48	—	—	—

Net income	$825	$559	$292	$825	$559	$292	$242	$229	$222

Per Share Data:
Basic earnings per share	$3.48	$2.36	$1.37

Diluted earnings per share	$3.47	$2.36	$1.23

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

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2007

(and Supplemental Information)

			Supplemental Information
	Consolidated		Equipment Operations		Financial Services
	2008	2007	2008	2007	2008	2007
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$633	$1,025	$173	$405	$460	$620
Deposits in Fiat affiliates cash management pools	2,058	1,231	1,666	1,157	392	74
Accounts and notes receivable, net	6,647	6,720	1,475	1,542	5,398	5,439
Intersegment notes receivable	—	—	1,976	1,831	—	—
Inventories, net	4,485	3,488	4,485	3,488	—	—
Deferred income taxes	396	584	332	377	64	207
Prepayments and other	370	220	202	200	168	20

Total current assets	14,589	13,268	10,309	9,000	6,482	6,360

Long-term receivables	4,066	3,873	3	2	4,063	3,871
Intersegment long-term notes receivable	—	—	319	—	—	—
Property, plant and equipment, net	1,617	1,510	1,613	1,505	4	5
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	473	528	371	420	102	108
Investment in Financial Services	—	—	2,073	2,099	—	—
Equipment on operating leases, net	604	511	5	—	599	511
Goodwill	2,347	2,382	2,204	2,231	143	151
Other intangible assets, net	758	760	746	742	12	18
Other assets	1,005	913	786	638	219	275

Total other assets	5,187	5,094	6,185	6,130	1,075	1,063

Total	$25,459	$23,745	$18,429	$16,637	$11,624	$11,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat affiliates	$754	$153	$407	$—	$347	$153
Current maturities of long-term debt—other	1,776	1,334	736	2	1,040	1,332
Short-term debt—Fiat affiliates	2,240	2,562	356	263	1,884	2,299
Short-term debt—other	1,240	1,707	360	465	880	1,242
Intersegment short-term debt and current maturities of intersegment long-term debt	—	—	—	—	1,976	1,831
Accounts payable	2,735	2,907	2,860	2,989	93	161
Restructuring liability	14	10	11	10	3	—
Other accrued liabilities	2,361	2,575	2,161	2,160	208	433

Total current liabilities	11,120	11,248	6,891	5,889	6,431	7,451

Long-term debt—Fiat affiliates	2,230	1,515	1,359	800	871	715
Long-term debt—other	3,117	2,365	1,339	1,377	1,778	988
Intersegment long-term debt	—	—	—	—	319	—
Other Liabilities:
Pension, postretirement and other postemployment benefits	1,908	1,810	1,895	1,804	13	6
Other liabilities	509	388	371	349	138	39

Total other liabilities	2,417	2,198	2,266	2,153	151	45

Commitments and contingencies (Note 14)
Minority interest	121	117	120	116	1	1
Shareholders’ equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2008 and 2007	—	—	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2008 and 2007, issued 237,524,847 in 2008, 237,324,183 shares in 2007	595	595	595	595	238	205
Paid-in capital	6,172	6,168	6,172	6,168	1,239	1,224
Treasury stock, 154,813 shares in 2008 and 2007, at cost	(8)	(8)	(8)	(8)	—	—
Retained earnings (deficit)	396	(311)	396	(311)	557	359
Accumulated other comprehensive income (loss)	(701)	(142)	(701)	(142)	4	276

Total shareholders’ equity	6,454	6,302	6,454	6,302	2,073	2,099

Total	$25,459	$23,745	$18,429	$16,637	$11,624	$11,299

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007 and 2006

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(in millions)
Operating activities:
Net income	$825	$559	$292	$825	$559	$292	$242	$229	$222
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	374	372	316	258	295	273	116	77	43
Deferred income tax expense (benefit)	86	158	(9)	45	202	24	41	(44)	(33)
Loss on debt extinguishment	—	8	—	—	—	—	—	8	—
Gain on disposal of unconsolidated subsidiary	(7)	—	—	(7)	—	—	—	—	—
Gain on disposal of fixed assets	(1)	(3)	(4)	—	(3)	(4)	(1)	—	—
Stock compensation expense	—	19	4	—	17	4	—	2	—
Undistributed (income) losses of unconsolidated subsidiaries	17	(25)	(2)	(221)	(198)	(147)	—	6	(8)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment activities	—	—	—	69	(30)	29	(69)	30	(29)
(Increase) decrease in accounts and notes receivable, net	681	(1,766)	(95)	(71)	(19)	14	752	(1,747)	(109)
(Increase) in inventories, net	(1,385)	(489)	(104)	(1,385)	(489)	(104)	—	—	—
(Increase) decrease in prepayments and other current assets	(195)	(28)	(6)	(19)	(14)	(7)	(176)	(14)	1
(Increase) decrease in other assets	(156)	411	53	(178)	70	40	22	341	13
Increase (decrease) in accounts payable	56	784	126	77	753	123	(21)	31	3
Increase (decrease) in restructuring liability	7	(76)	34	4	(73)	33	3	(3)	1
Increase (decrease) in other accrued liabilities	303	119	40	340	29	78	(37)	90	(38)
Increase (decrease) in other liabilities	171	(60)	32	105	(32)	130	66	(28)	(98)
Other, net	(126)	(78)	(70)	(124)	(66)	(63)	(2)	(12)	(7)

Net cash provided (used) by operating activities	650	(95)	607	(282)	1,001	715	936	(1,034)	(39)

Investing activities:
Acquisitions and investments, net of cash acquired	(89)	(42)	(15)	(91)	(35)	(15)	(6)	(7)	—
Additions to retail receivables	(7,938)	(7,469)	(6,120)	—	—	—	(7,938)	(7,469)	(6,120)
Proceeds from retail and credit card securitizations	1,317	2,459	2,836	—	—	—	1,317	2,459	2,836
Collections of retail receivables	4,440	3,830	3,012	—	—	—	4,440	3,830	3,012
Collections of retained interests in securitized retail receivables	75	60	45	—	—	—	75	60	45
Proceeds from sale of businesses and assets	142	94	71	68	26	13	74	68	58
Expenditures for property, plant and equipment	(493)	(338)	(218)	(492)	(333)	(213)	(1)	(5)	(5)
Expenditures for equipment on operating leases	(318)	(377)	(173)	(5)	—	—	(313)	(377)	(173)
(Deposits in) withdrawals from Fiat affiliates cash management pools	(925)	(609)	128	(546)	(548)	127	(379)	(61)	1

Net cash (used by) investing activities	(3,789)	(2,392)	(434)	(1,066)	(890)	(88)	(2,731)	(1,502)	(346)

Financing activities:
Intersegment activity	—	—	—	(625)	(281)	(378)	625	281	378
Proceeds from issuance of long-term debt—Fiat affiliates	1,372	1,551	—	842	800	—	530	751	—
Proceeds from issuance of long-term debt—other	1,869	—	1,061	852	—	500	1,017	—	561
Payment of long-term debt—Fiat affiliates	(786)	—	(494)	(5)	—	(374)	(781)	—	(120)
Payment of long-term debt—other	(187)	(1,847)	(108)	(38)	(1,060)	(108)	(149)	(787)	—
Net increase (decrease) in short-term revolving credit facilities	689	2,602	(667)	216	177	(364)	473	2,425	(303)
Dividends paid	(118)	(59)	(59)	(118)	(59)	(59)	(4)	(62)	(69)
Other, net	4	(9)	(9)	4	(9)	(9)	8	—	—

Net cash provided (used) by financing activities	2,843	2,238	(276)	1,128	(432)	(792)	1,719	2,608	447

Effect of foreign exchange rate changes on cash and cash equivalents	(96)	100	32	(12)	23	10	(84)	77	22

Increase (decrease) in cash and cash equivalents	(392)	(149)	(71)	(232)	(298)	(155)	(160)	149	84
Cash and cash equivalents, beginning of year	1,025	1,174	1,245	405	703	858	620	471	387

Cash and cash equivalents, end of year	$633	$1,025	$1,174	$173	$405	$703	$460	$620	$471

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2008, 2007 and 2006

	Preference Shares	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
	(in millions)
Balance, January 1, 2006	$19	$315	$6,348	$(8)	$(996)	$(626)	$5,052
Comprehensive income:
Net income	—	—	—	—	292	—	292	$292
Translation adjustment	—	—	—	—	—	115	115	115
Pension liability adjustment (net of tax of $9 million), prior to adoption of SFAS No. 158	—	—	—	—	—	21	21	21
Unrealized gain on available for sale securities (net of tax of $5 million)	—	—	—	—	—	1	1	1
Derivative financial instruments:
Gains deferred (net of tax of $24 million)	—	—	—	—	—	118	118	118
Losses reclassified to earnings, net of tax	—	—	—	—	—	(51)	(51)	(51)

Total								$496

Issuance of common shares	—	4	24	—	—	—	28
Common stock due under the Long-Term Incentive Plan	—	—	(1)	—	—	—	(1)
Dividend paid ($0.25 per common share)	—	—	—	—	(59)	—	(59)
Preferred stock conversion	(19)	273	(254)				—
Adjustment to initially apply SFAS No. 158 (net of tax of $233 million)	—	—	—	—	—	(396)	(396)

Balance, December 31, 2006	—	592	6,117	(8)	(763)	(818)	5,120
Comprehensive income:
Net income	—	—	—	—	559	—	559	$559
Translation adjustment	—	—	—	—	—	345	345	345
Pension liability adjustment (net of tax of $160 million)	—	—	—	—	—	337	337	337
Unrealized loss on available for sale securities (net of tax of $4 million)	—	—	—	—	—	(4)	(4)	(4)
Derivative financial instruments:
Losses deferred (net of tax of $12 million)	—	—	—	—	—	(18)	(18)	(18)
Gains reclassified to earnings, net of tax	—	—	—	—	—	16	16	16

Total								$1,235

Stock compensation	—	2	36	—	—	—	38
Issuance of common shares	—	1	15	—	—	—	16
Dividend paid ($0.25 per common share)	—	—	—	—	(59)	—	(59)
Adjustment to initially apply FIN 48	—	—	—	—	(48)	—	(48)

Balance, December 31, 2007	—	595	6,168	(8)	(311)	(142)	6,302
Comprehensive income:
Net income	—	—	—	—	825	—	825	$825
Translation adjustment	—	—	—	—	—	(402)	(402)	(402)
Pension liability adjustment (net of tax of $93 million)	—	—	—	—	—	(120)	(120)	(120)
Unrealized loss on available for sale securities (net of tax of $1 million)	—	—	—	—	—	(2)	(2)	(2)
Derivative financial instruments:
Losses deferred (net of tax of $14 million)	—	—	—	—	—	(49)	(49)	(49)
Gains reclassified to earnings, net of tax	—	—	—	—	—	14	14	14

Total								$266

Stock compensation	—	—	4	—	—	—	4
Dividend paid ($0.50 per common share)	—	—	—	—	(118)	—	(118)

Balance, December 31, 2008	$—	$595	$6,172	$(8)	$396	$(701)	$6,454

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of changes in shareholders’ equity.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Global N.V. (“CNH” or the “Company”) is incorporated in, and under the laws of, The Netherlands. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment and parts on a worldwide basis. CNH’s Financial Services operations offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

As of December 31, 2008, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”).

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

Equipment Operations—The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates—Financial Services” in the accompanying consolidated statements of income, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.

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

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Significant items subject to such estimates and assumptions include the realizable value of property, plant and equipment, goodwill and other intangibles; residual values of equipment on operating leases; retained interest in securitized assets; allowance for credit losses; deferred income tax assets; reserves for warranties, environmental liability, product liability and litigation; sales allowances and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Revenue Recognition

Equipment Operations records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer. Title to equipment and replacement parts transfers to the dealer generally upon shipment. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH may be obligated to repurchase new equipment from the dealer.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate allowance for credit losses as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the “interest-free” period. In 2008 and 2007, “interest-free” periods averaged 3.8 months and 3.5 months, respectively, on 63% and 64% of sales, respectively, for the agricultural equipment business. In 2008 and 2007, “interest-free” periods averaged 3.5 months and 3.3 months, respectively, on 54% and 79% of sales, respectively, for the construction equipment business. Sales to dealers that do not qualify for an “interest-free” period are subject to payment terms of 30 days or less.

Shipping and other transportation costs charged to dealers or other customers are recorded in both sales and cost of sales.

Financial Services records finance and interest income on retail and other notes receivables and finance leases using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income from operating leases is recognized over the term of the lease. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Income accrual is resumed if the receivable becomes contractually current and collection doubts are removed. Previously suspended income is recognized at that time.

Sales Allowances

CNH grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is accrued as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Modification Programs and Warranty Costs

At the time a sale of equipment or parts to a dealer is recognized, we record the estimated future warranty costs for the product. We generally determine our total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $160 million, $119 million, and $93 million for the years ended December 31, 2008, 2007, and 2006, respectively.

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

Periodically, CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company computes fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions—credit losses, prepayment speeds, and discount rates commensurate with the risks involved. Changes in these fair values are recorded after-tax in other comprehensive income in unrealized gain on available-for-sale securities. Other-than-temporary impairments are recorded in net income. For securitizations that do not qualify as sales of the underlying receivables, such transactions are recorded as secured borrowings, and no gains or losses are recognized at the time of securitization.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 2008, 2007 and 2006 is not material in relation to the consolidated financial results.

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

Equipment on Operating Leases

Financial Services purchases equipment from independent third parties that is then leased to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment in accordance with the provisions of Emerging Issues Task Force No. 95-4 “Revenue Recognition on Equipment Sold and Subsequently Repurchased Subject to an Operating Lease.” The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is estimated at the inception of the lease. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases and adjusts estimated residual values if necessary. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets in a purchase business combination. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying consolidated balance sheets. Goodwill and other intangible assets deemed to have an indefinite useful life are reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” During 2008 and 2007, the Company performed its annual impairment review during the fourth quarter and concluded that there was no impairment in either year.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Since 2006, CNH has identified five reporting units: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands and Financial Services. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the estimation of the fair value for the assets and liabilities of a reporting unit in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill. To determine fair value, CNH has relied on two valuation techniques: the market approach and the income approach.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the market approach, CNH applies apply the guideline company method in estimating fair value. The guideline company method measures fair value using market multiples of similar publicly traded companies. Revenue and EBITDA market multiples were utilized in determining the fair value of the Equipment Operations reporting units (Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands) under the market approach. Book value and total asset market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach.

Under the income approach, the fair value of a reporting unit is estimated by discounting expected cash flows to their present value at a rate of return that reflects the risks associated with the particular reporting unit as of the valuation date. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

A final estimate of fair value is determined for the Equipment Operations reporting units based on a correlation of the market approach and income approach. The market approach is used in determining the indicated fair value of the Financial Services reporting unit.

The following summarizes goodwill assigned to CNH’s reporting segments as of December 31, 2008:

Amount
(in millions)
Agricultural equipment segment	$1,644
Construction equipment segment	560
Financial Services segment	143

Consolidated goodwill	$2,347

CNH’s implied market capitalization (based on total outstanding shares and stock price as of December 31, 2008) was lower than CNH’s book value and the indicated fair value from the goodwill impairment test as of December 31, 2008. However, CNH’s reporting units have continued to generate cash flow from their operations, and CNH expects that to continue in future periods. While CNH’s implied market capitalization is an indicator of expected future performance, CNH believes a fair value determination should also consider factors such as recent trends in its stock price and an expected control premium based on comparable transactional history. CNH believes there is a reasonable basis for the excess of estimated fair value of CNH’s reporting units over CNH’s implied market capitalization at December 31, 2008.

Given current economic conditions, CNH also performed sensitivity analysis of the estimated fair value using the income approach for the Equipment Operations reporting units. A key assumption in our fair value estimates is the discount rate used for discounting cash flow estimates to present value. CNH selected discount rates of between 13.0% and 18.5% for the Equipment Operations reporting units. CNH noted that an increase in the discount rate of between 33 and 60 basis points could cause each reporting unit’s carrying value to exceed fair value. Another key assumption in our fair value estimates is the terminal value growth rate. CNH selected a terminal value growth rate of 2% for both construction equipment reporting units and 1% for both agricultural equipment reporting units. CNH noted that a decrease in the terminal value growth rate of between 80 and 175 basis points could cause each reporting unit’s carrying value to exceed fair value. If step two of the impairment test were to be required, the fair values of the assets and liabilities of the reporting unit, other than goodwill, could significantly exceed their carrying values, resulting in the recognition of a goodwill impairment loss.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair value of CNH’s reporting units requires judgment and the use of estimates by management. CNH can provide no assurance that a material impairment charge will not occur in a future period. Subsequent to December 31, 2008, CNH’s implied market capitalization continued to significantly decline. CNH’s estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, the ongoing worldwide financial and credit crisis, technological changes and the achievement of the anticipated benefits of our profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause CNH to re-evaluate the carrying value of goodwill. CNH will continue to monitor circumstances and events in future periods to determine whether additional impairment testing is necessary. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on CNH’s equity position and statement of operations.

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

Derivatives

CNH’s policy is to enter into derivative transactions to manage exposures that arise in the normal course of business and not for trading or speculative purposes. CNH records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported in other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is reported in income immediately.

CNH formally documents the hedging relationship to the hedged item and its risk management strategy for all derivatives designated as hedges. This includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities contained in the consolidated balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow. CNH assesses the effectiveness of our hedging instrument both at inception and on an ongoing basis. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

Stock-Based Compensation Plans

CNH recognizes all stock-based compensation as an expense based on the fair value of each award in accordance with SFAS No. 123 Revised, “Share-Based Payment” (“SFAS No. 123 Revised”). CNH recognizes stock-based compensation costs on a straight-line basis over the requisite service period for each separately vesting portion of an award.

Earnings Per Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted earnings per share (“EPS”) on the face of the income statement for all entities with complex capital structures. Basic earnings per share is based on the weighted average number of common shares outstanding during each period, and diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period.

New Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for items within the scope of this FSP. On January 1, 2008, CNH adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities. Refer to “Note 15: Financial Instruments” of our consolidated financial statements for further information on the adoptions of SFAS No. 157. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact on the Company’s financial position and results of operations. CNH has determined that the adoption of SFAS No. 157 for all remaining nonfinancial assets and nonfinancial liabilities for fiscal 2009 will not have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”). SFAS No. 141 Revised establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. CNH is in the process of evaluating the impact SFAS No. 141 Revised will have on its financial condition and results of operations.

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

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (an amendment of FASB Statement No. 133)” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities by requiring entities to disclose the fair value of derivatives instruments and their gains or losses by category. For derivatives designed as hedges, the gains and losses must be divided into the effective portions and the ineffective portions. SFAS No. 161 also requires the disclosure of information about concentrations of credit risk by counterparties, including the maximum amount of loss due to credit risk and policies concerning collateral and master netting arrangements. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption will not have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 (“SFAS No. 162”), “The Hierarchy of Generally Accepted Accounting Principles”. This statement defines the sources for U.S. GAAP and lists the categories in descending order. An entity should follow the highest category of GAAP applicable for each of its accounting transactions. The adoption will not have a material effect on the CNH’s consolidated financial statements.

Note 3: Accounts and Notes Receivable

On-Book Receivables

Wholesale accounts and notes receivable arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH receives payment. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness.

CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

A summary of accounts and notes receivables included in the accompanying balance sheets at December 31, 2008 and 2007, is as follows:

	2008	2007
	(in millions)
Wholesale notes and accounts receivable	$3,931	$4,277
Retail and other notes receivable and finance leases	4,316	3,902
Other restricted receivables	1,999	1,827
Other notes receivable	736	889

Gross receivables	10,982	10,895
Less:
Allowance for credit losses	(269)	(302)
Current portion	(6,647)	(6,720)

Total long-term receivables, net	$4,066	$3,873

At December 31, 2008 and 2007, included in retail notes receivable are approximately $1.2 billion and $1.5 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provides subsidized funding to financial institutions to be loaned to farmers to support the purchase of tractors, combines and farm machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

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

In 2007, the Brazilian government announced a new debt relief program with the goal of encouraging the farmers to start making some payments on these outstanding agricultural loans. Under the 2007 program, certain qualified borrowers, making a minimum payment of 15% of the amount owed in 2007 received a “bonus credit” for an additional 15% of the amount owed and became eligible to defer payment on the balance of amounts owed in 2007 until the end of the loan period, thereby extending the loan term by one year. However, borrowers

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

extending any portion of the 2007 payment became ineligible for any new BNDES loans for new purchases of agricultural equipment until either the full amount due in 2007 or the full amount due in 2008 has been paid. Under the 2007 program, loans which had been previously extended, under either or both of the 2005 and 2006 programs were eligible for further extension, provided they met the qualifying criteria and were approved by the BNDES. BNDES granted like extensions of the subsidized funding to the financial institutions and funded the 15% bonus credits. The 15% minimum payment required under the 2007 program was due February 17, 2008.

In 2008, the Brazilian government announced another debt relief program. Under the 2008 program, borrowers, in most cases, making a minimum payment of 40% of the amount owed in 2008 are eligible to defer payment on the balance of amounts owed in 2008 until the end of the loan period, thereby extending the loan life by one year. The due date of the minimum payment under the 2008 program is March 2009 and could be subject to further extensions or modifications.

During 2005 through 2008, Financial Services continued to originate new loans under the BNDES program.

In addition to participating directly in the BNDES Program, Financial Services also originated secured retail loans on behalf of other financial institutions participating in the BNDES program and continues to service these loans, on a fee for service basis. Financial Services has guaranteed this portfolio against all credit losses. At December 31, 2008, the guaranteed portfolio balance is $242 million and is not included in the balance sheet.

Maturities of long-term receivables as of December 31, 2008, are as follows:

Amount
(in millions)
2010	$1,557
2011	1,144
2012	800
2013	469
2014 and thereafter	96

Total long-term receivables, net	$4,066

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

Allowance for credit losses activity for the years ended December 31, 2008, 2007, and 2006 is as follows:

	2008	2007	2006
	(in millions)
Balance, beginning of year	$302	$258	$247
Provision for credit losses	95	102	78
Receivables written off	(56)	(47)	(69)
Currency translation adjustments and other	(72)	(11)	2

Balance, end of year	$269	$302	$258

A portion of the Company’s retail note securitizations are accounted for as secured borrowings. Retail notes related to these programs were transferred, without recourse, to bankruptcy remote special purpose entities

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“SPEs”) which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the retail notes are transferred are included in the Company’s consolidated balance sheet as the transactions do not meet the criteria for sale under SFAS No. 140. The total restricted assets related to these securitizations are indicated in the above receivables summary table as “Other restricted receivables” and the related debt was included in the accompanying consolidated balance sheets.

The following table summarizes CNH’s other restricted receivables at December 31, 2008, and 2007:

	2008	2007
	(in millions)
Asset-backed commercial paper (“ABCP”) conduit facilities	$1,912	$1,220
Australia retail receivables	87	288
U.S. retained undivided interests	—	136
U.S. credit card receivables	—	183

Total other restricted receivables	$1,999	$1,827

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes receivable payments are collected.

Off-Book Securitizations

Wholesale Receivables Securitizations

CNH has sold eligible receivables to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote SPEs, where required by bankruptcy laws. These SPEs, which are consolidated by CNH, legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly are not consolidated by CNH. Accordingly, the receivables sold are not included in the accompanying balance sheet. These transactions are utilized as an alternative to the issuance of other forms of debt and allow CNH to realize a lower cost of funds.

The facilities have consisted of a master trust facility in each of the U.S. and Canada. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, a 364-day, $500 million conduit facility that is renewable annually (June, 2009) at the sole discretion of the purchasers and a 364-day, $300 million conduit facility that is renewable annually (October, 2009), also at the sole discretion of the purchasers. The Canadian master trust facility consists of a C$190 million ($156 million) term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006. In 2008, the Australian wholesale facility was closed.

As of December 31, 2008, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$1,917	$1,917		$1,550	$1,550		$367	$367
Canada	C$	270	222	C$	190	156	C$	80	66

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$2,304	$2,304		$1,900	$1,900		$404	$404
Canada	C$	451	460	C$	340	347	C$	111	113
Australia	A$	94	82	A$	67	59	A$	27	23

In the course of 2008, Financial Services also set up various factoring programs for the revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2008, the amount of outstanding receivables under these factoring programs was €484 million ($674 million). Program receivables of €346 million ($482 million) were sold and, accordingly, removed from the balance sheet at December 31, 2008.

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

The investors have recourse to retained undivided interests in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables. In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.

The cash flows between CNH and the facilities for the years ended December 31, 2008, and 2007 included:

	2008	2007
	(in millions)
Proceeds from securitizations	$409	$184
Repurchase of receivables	961	769
Proceeds from collections reinvested in the facilities	6,217	8,135

Credit Card Receivables Securitizations

In November 2008, Financial Services sold $190 million of credit card receivables on a revolving basis pursuant to the terms of a $200 million privately owned conduit facility. The receivables sold were removed from the balance sheet. A gain of $9 million was recognized on the sale. The investors have recourse to retained undivided interests in the event of customer default.

The cash flows between CNH and the facility for the year ended December 31, 2008 included:

2008
(in millions)
Proceeds from securitizations	$192
Repurchase of receivables	6
Proceeds from collections reinvested in the facilities	227

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retail Receivables Securitizations

CNH funds a portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

CNH securitized retail notes with a net principal value of $1.2 billion, $2.6 billion, and $3.0 billion in 2008, 2007, and 2006, respectively and recognized (losses)/gains on the sales of these receivables of ($5) million, $46 million, and $80 million in 2008, 2007, and 2006, respectively.

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

Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2008 and 2007, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $28 million and $60 million, respectively. Total spread account balances were $187 million and $272 million at December 31, 2008, and 2007, respectively.

Retained Interests

The components of CNH’s retained interests as of December 31, 2008, and 2007 are as follows:

	2008	2007
	(in millions)
Receivables:
Collateralized wholesale receivables	$433	$540
Collateralized credit card receivables	69	—
Interest only strips	45	50
Spread and other	195	394

Total amount included in “Accounts and notes receivable, net”	742	984
Other assets:
ABS certificates (included in “Other assets”)	62	86

Total retained interests	$804	$1,070

CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2008, and 2007, $20 million and $38 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Refer to “Note 15: Financial Instruments” for information regarding the fair value of retained interests. CNH’s cash flows related to securitization activities for the years ended December 31, 2008, 2007, and 2006 are as follows:

	2008	2007	2006
	(in millions)
Proceeds from retail securitizations	$1,125	$2,459	$2,836
Servicing fees received	36	43	43
Cash received on retained interests	55	98	94
Cash paid upon cleanup call	227	111	211

Receivables Securitizations at Equipment Operations

At December 31, 2008, and 2007, certain Equipment Operations subsidiaries of CNH sold wholesale receivables totaling $166 million and $310 million, respectively. The receivables sold are reflected in “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt—other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets.

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2008 and 2007 are as follows:

	Principal Amount of Receivables At December 31,	Principal More Than 30 Days Delinquent At December 31,	Net Credit Losses for the Year Ending December 31,
	(in millions)
2008
Type of receivable:
Wholesale notes and accounts	$5,430	$120	$—
Retail and other notes and finance leases	12,094	392	73

Total managed	$17,524	$512	$73

Comprised of:
Receivables held in portfolio	$9,825
Receivables serviced for Equipment Operations	174
Receivables serviced for Joint Venture	1,725
Receivables serviced for Other under BNDES program	242
Securitized Receivables:
Wholesale	2,328
Retail	3,044
Credit Card	186

Total managed	$17,524

2007
Type of receivable:
Wholesale notes and accounts	$5,438	$93	$8
Retail and other notes and finance leases	12,937	379	35

Total managed	$18,375	$472	$43

Comprised of:
Receivables held in portfolio	$9,297
Receivables serviced for Equipment Operations	124
Receivables serviced for Joint Venture	1,760
Receivables serviced for Other under BNDES program	249
Securitized Receivables:
Wholesale	2,305
Retail	4,640

Total managed	$18,375

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $76 million, $83 million, and $125 million that were exchanged for retained interests in securitized retail receivables in 2008, 2007, and 2006, respectively.

Note 4: Inventories

Inventories as of December 31, 2008, and 2007 consist of the following:

	2008	2007
	(in millions)
Raw materials	$995	$890
Work-in-process	323	333
Finished goods	3,167	2,265

Total inventories	$4,485	$3,488

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2008, and 2007 is as follows:

	2008	2007
	(in millions)
Land, buildings and improvements	$857	$927
Plant and machinery	2,368	2,395
Other equipment	362	341
Construction in progress	259	152

Gross property, plant and equipment	3,846	3,815
Accumulated depreciation	(2,229)	(2,305)

Net property, plant and equipment	$1,617	$1,510

Depreciation expense on the above property, plant and equipment totaled $204 million, $226 million, and $203 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2008, and 2007 is as follows:

Method of Accounting	2008	2007
	(in millions)
Equity method	$461	$517
Cost method	12	11

Total	$473	$528

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Combined financial information for unconsolidated subsidiaries and affiliates accounted for by CNH under the equity method is as follows:

	For the Years Ended December 31,
	2008	2007	2006
	(in millions)
Operations:
Sales	$3,028	$4,361	$3,770

Net Income	$125	$154	$182

	As of December 31,
	2008	2007
	(in millions)
Financial Position:
Total assets	$4,460	$5,769

Total liabilities	$3,377	$4,202

Prior to April 1, 2008, CNH held a 37% ownership interest in Turk Traktor ve Ziraet Makineleri A.S. (“Turk Traktor”), which manufactures various models of both New Holland and Case IH tractors, and New Holland Trakmak Traktor ve Ziraet Makineleri A.S. (“New Holland Trakmak Traktor”), which distributes New Holland tractors in Turkey. On April 1, 2008, Turk Traktor and New Holland Trakmak Traktor merged and the Company retained its 37% ownership in the merged entity, Turk Traktor.

In July 2008, CNH sold its 50% interest in Consolidated Diesel Corporation (CDC) for a purchase price of $61 million. A gain of $7 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of income.

Note 7: Equipment on Operating Leases

A summary of equipment on operating leases as of December 31, 2008, and 2007 is as follows:

	2008	2007
	(in millions)
Equipment on operating leases	$754	$619
Accumulated depreciation	(150)	(108)

Net equipment on operating leases	$604	$511

Depreciation expense totaled $105 million, $77 million, and $41 million for the years ended December 31, 2008, 2007, and 2006, respectively and are included in “Other, net” in the accompanying consolidated statements of income.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2008, are as follows:

Amount
(in millions)
2009	$104
2010	78
2011	40
2012	15
2013	4

Total	$241

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2008, and 2007 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2007	$1,654	$566	$145	$2,365
Purchase accounting adjustment	(7)	(5)	—	(12)
Impact of foreign exchange	17	6	6	29

Balance at December 31, 2007	1,664	567	151	2,382
Impact of foreign exchange	(20)	(7)	(8)	(35)

Balance at December 31, 2008	$1,644	$560	$143	$2,347

During 2007, various tax valuation allowances and adjustments established in purchase accounting related to the acquisition of Case Corporation (“Case”; now a part of CNH America LLC) were reversed resulting in a reduction of goodwill.

As of December 31, 2008, and 2007, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2008			2007
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to Amortization:
Engineering Drawings	20	$379	$197	$182	$391	$186	$205
Dealer Networks	25	216	78	138	216	70	146
Software	5	371	238	133	318	207	111
Other	10 – 30	60	27	33	49	23	26

		1,026	540	486	974	486	488

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,298	$540	$758	$1,246	$486	$760

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH recorded amortization expense of $65 million, $69 million, and $72 million during 2008, 2007, and 2006, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $62 million in 2009; $56 million in 2010; $50 million in 2010, $44 million in 2012; and $36 million in 2013.

Note 9: Credit Facilities and Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. These facilities generally provide for facility fees on the total commitment, whether used or unused. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH.

Credit facilities (either committed or uncommitted) granted by Fiat treasury subsidiaries can be utilized in different advances; each advance may have a different repayment date.

Certain of the third party credit facilities are guaranteed by Fiat. In 2008, CNH paid to Fiat an annual guarantee fee of 0.0625% on the average amount outstanding under the guaranteed facilities. The same rate for annual guarantee fee was paid in 2007.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes our credit facilities at December 31, 2008:

	Currency	Maturity*	Committed(C) / Uncommitted(U)	Total Facility	Equipment Operations			Financial Services			Consolidated			Total Available	Guarantor
					Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term
US Retail and BNDES Financing
Receivable Securitizations	US$	Feb-09(A)	C	$1,200	$—	$—	$—	$—	$347	$853	$—	$347	$853	$—
BNDES Subsidized Financing	BRL	Various from Jan-09 to Oct-16(F)	C	1,207	—	—	—	—	565	596	—	565	596	46	Fiat	(C)

Subtotal (G)				2,407	—	—	—	—	912	1,449	—	912	1,449	46
Other ABCP Facilities
Receivable Securitizations	AUS	Sep-09	C	302	—	—	—	302	—	—	302	—	—	—
Receivable Securitizations	CAD	Dec-09	C	246	—	—	—	246	—	—	246	—	—	—

Subtotal				548	—	—	—	548	—	—	548	—	—	—
Other 3rd Party Facilities
Revolving Syndicated Credit Facility	Euro	Aug-10	C	418	—	—	418	—	—	—	—	—	418	—	Fiat
Various Credit lines—Brazil	BRL	Various from Jan-09 to Aug-13(F)	C	390	—	232	158	—	—	—	—	232	158	—
Factoring lines	Multiple	Various from Jan-09 through Oct-10(F)	U	197	196	—	1	—	—	—	196	—	1	—
Various Credit Lines—Australia	AUS	Various from Jan-09 to Dec-09(F)	C	124	—	—	—	124	—	—	124	—	—	—
Other Credit Lines	Multiple	Various from Apr-09 to Oct-09(E)(F)	U/C	81	63	—	—		—	—	63	—	—	18	Fiat	(D)

Subtotal				1,210	259	232	577	124	—	—	383	232	577	18
Fiat Facilities
Credit Lines with Fiat	Multiple	Various from Nov-11 to Mar-12(F)(H)	U	2,575	—	—	—	1,229	75	169	1,229	75	169	1,102
Revolving Credit Facility	Multiple	Feb-09(B)	C	1,000	—	—	559	—	—	97	—	—	656	344
Factoring lines	EUR	Feb-09	U	14	14	—	—	—	—	—	14	—	—	—

Subtotal				3,589	14	—	559	1,229	75	266	1,243	75	825	1,446

Total Credit Facilities				$7,754	$273	$232	$1,136	$1,901	$987	$1,715	$2,174	$1,219	$2,851	$1,510

Amount above with or guaranteed by Fiat Affiliates				$4,803	$629	$—	$418	$1,327	$640	$333	$1,956	$640	$751	$1,456

*	Maturity Dates reflect maturities of the credit facility which may be different than the maturities of the advances under the facility.
(A)

Subsequent to December 31, 2008 we renewed this facility through February 2010. We obtained a waiver of one of the portfolio performance criteria under the facility until March 16, 2009 and are finalizing with the lenders an amendment to the criteria. If we are unable to modify the criteria or further extend the waiver, among other things, we will be unable to transfer further receivables into that facility and the facility will wind-down consistent with the amortization of the underlying assets.

(B)	In February 2009 this facility was replaced by a new $1.0 billion committed revolving facility maturing in February 2010.
(C)	Up to $729 million (1.7 billion Brazilian Reals) of subsidized financing provided by Banco Nacional de Desenvolvimento Economico e Social (“BNDES”).
(D)	Includes a $67 million uncommitted line guaranteed by Fiat. As of December 31, 2008, this line was drawn for $56 million.
(E)	Includes a credit line for $11 million which continues to be in place until notice is given.
(F)	Includes various maturities from initial to final maturity date.
(G)	U.S. Retail and BNDES financing are paid only as the underlying receivables are collected unless the receivables sold are not repurchased by CNH.
(H)	Advances under the uncommitted facilities have individual maturity dates starting from January 2009.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ABCP facilities and BNDES Financing

CNH has access to asset backed commercial paper (“ABCP”) facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. As these transactions do not meet the criteria for sale under SFAS No. 140, the related debt was included in the accompanying consolidated balance sheets. CNH has utilized these facilities in the past to fund the origination of receivables and per the terms of these facilities, have later repurchased the receivables and resold the receivables in the term ABS markets or found alternative financing for the receivables. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1.7 billion. Under the U.S. facility, if the receivables sold are not repurchased by CNH, the related debt is paid only as the underlying receivables are collected. Such receivables have maturities ranging from 2 to 6 years.

In 2007, CNH believed that it was probable that these receivables would be repurchased and resold in the public ABS markets in transactions that would meet the criteria for sale under SFAS No. 140. Accordingly, the related ABCP debt was classified as short-term debt in the accompanying consolidated balance sheet. With the uncertainties from the current global economic crisis, CNH no longer believes such repurchases and resales are probable. Accordingly, the receivables and related ABCP debt are classified in the accompanying consolidated balance sheet as of December 31, 2008 in accordance with their stated maturities.

Borrowings against ABCP facilities accrue interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

Financial Services participates in the FINAME program sponsored by BNDES, a development agency of the government of Brazil. Under the original provisions of the program, BNDES provided credit facilities of 1.7 billion Brazilian Reals ($729 million) guaranteed by Fiat. During 2005 through 2008 BNDES instituted debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. At December 31, 2008, the outstanding balance under the program is $1.2 billion. For the 2005 through 2008 extensions, Financial Services received or will receive an equal extension of principal amounts due to BNDES. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES,

Other Third Party Facilities

Borrowings under third-party credit facilities bear interest at the relevant domestic benchmark rates (such as Libor or Euribor) plus an applicable margin.

The applicable margin on third party debt depends upon:

•	the maturity of the facility/credit line;

•

the rating of short-term or long-term unsecured debt at the time the facility/credit line was negotiated; in cases where Fiat provides a guarantee, the margin reflects Fiat’s credit standing at the time the facility or credit line was arranged;

•	the level of availability of credit lines for CNH in different jurisdictions; and

•	market conditions.

The €300 million ($418 million) syndicated credit facility represents the amount allocated to CNH by Fiat under a €1.0 billion ($1.4 billion) Fiat credit facility syndicated with third parties which is currently scheduled to mature in August 2010. The amount allocated to CNH was fully drawn down as of December 31, 2008. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the credit facility (other than CNH) have jointly and severally guaranteed the performance of the obligations of all borrowers under the facility. This facility contains a number of affirmative and negative covenants, including a financial covenant based on Fiat results, limitations on indebtedness, liens and sale of assets, and certain reporting obligations. Failure to comply with these covenants could cause a default under the agreement which might result in all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this facility, CNH is required to pay a commitment fee, the calculation of which takes into account the Fiat credit rating and any unused portion of the €300 million ($418 million) allocation as well as its pro rata share (based on the number of borrowers from time to time) of any remaining commitment fees and other fees relating to the facility.

Fiat Facilities

As described below, CNH also has uncommitted credit facilities with various Fiat treasury subsidiaries. At December 31, 2008, the outstanding amount under these facilities was $1.5 billion with $1.1 billion of remaining availability. Under the uncommitted facilities, Fiat has the right to terminate the agreement with 30 days prior notice to CNH. As of December 31, 2008, neither party had expressed an interest to terminate these facilities.

CNH is a party to a $1.0 billion committed revolving facility with various Fiat treasury subsidiaries maturing on February 27, 2010. It serves as the umbrella under which CNH borrows for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat treasury subsidiaries. This facility contains customary terms and conditions, including events of default. The facility provides that it will be an event of default if Fiat ceases to own, directly or indirectly, at least 50% of the outstanding common stock of CNH. According to the facility documentation a commitment fee of 0.20% per annum is charged on the unused amount of the facility.

The applicable margin for intersegment debt and debt with Fiat affiliates is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as favorable as alternative sources of funds CNH may obtain from third parties. The weighted average interest rate of Fiat financing as of December 31, 2008 was 4.71%.

Short-term debt

A summary of short-term debt, as of December 31, 2008, and 2007 is as follows:

	2008			2007
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Drawn under credit facilities	$273	$1,901	$2,174	$603	$2,387	$2,990
Short-term debt—Fiat affiliates	342	655	997	89	1,024	1,113
Short-term debt—other	101	208	309	36	130	166
Intersegment short-term debt	—	1,976	—	—	1,831	—

Total short-term debt	$716	$4,740	$3,480	$728	$5,372	$4,269

The Company’s Brazilian Financial Services subsidiary, Banco CNH Capital, continued its local certificate of deposit program and had $355 million and $277 million outstanding as of December 31, 2008 and 2007, respectively. Of the $355 million outstanding as of December 31, 2008, $50 million is included in “short-term debt—Fiat affiliates,” $128 million is included in “short-term debt—other,” and $114 million is included in

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“intersegment short-term debt.” Of the $277 million outstanding as of December 31, 2007, $127 million is included in “short-term debt—Fiat affiliates,” $61 million is included in “short-term debt—other,” and $89 million is included in “intersegment short-term debt.”

The weighted-average interest rate on consolidated short-term debt at December 31, 2008, and 2007 was 4.74% and 6.17%, respectively. The average rate is calculated using the actual rates as of December 31, 2008 and 2007 weighted by the amount of the outstanding borrowings of each debt instrument.

Long Term Debt

A summary of long-term debt as of December 31, 2008, and 2007, including long-term drawings under credit lines, is as follows:

	2008			2007
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Public Notes:
Payable in 2009, interest rate of 6.00%	$498	$—	$498	$492	$—	$492
Payable in 2014, interest rate of 7.125%	500	—	500	500	—	500
Payable in 2016, interest rate of 7.25%	249	—	249	249	—	249
Notes with Fiat affiliates:
Payable in 2017, interest rate of 3.40% (floating rate)	300	—	300	300	—	300
Payable in 2017, interest rate of 7.00% (fixed rate)	500	—	500	500	—	500
Other affiliate notes, weighted-average interest rate of 5.34% in 2008 and 6.37% in 2007, of which $679 million is due in 2009	407	877	1,284	—	704	704
Drawn amounts under credit facilities	1,368	2,702	4,070	117	2,209	2,326
Other debt, of which $134 million is due in 2009	19	457	476	21	275	296
Intersegment debt with Equipment Operations	—	319	—	—	—	—

Total long-term debt	3,841	4,355	7,877	2,179	3,188	5,367
Less-current maturities	(1,143)	(1,387)	(2,530)	(2)	(1,485)	(1,487)

Total long-term debt excluding current maturities	$2,698	$2,968	$5,347	$2,177	$1,703	$3,880

In May 2004, Case New Holland Inc. (“Case New Holland”) issued $500 million of its 6% Senior Notes due 2009 (the “6% Senior Notes”). During the second quarter of 2005, Case New Holland completed an exchange of its registered 6% Senior Notes for its outstanding unregistered 6% Senior Notes.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CNH monitors its compliance with these covenants in light of actual and projected activities. Based on its forecasts, the Company expects it will be in compliance with these covenants for the foreseeable future.

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

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7 1/4 % Senior Notes due 2016 at a nominal discount. The 7 1/4% notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, these notes have been fully guaranteed by CNH Global N.V.

Other long-term debt of $457 million and $275 million in 2008 and 2007, respectively, for Financial Services includes amounts funded under a retail ABS term transaction for which assets have been retained on-book. See “Note 3: Accounts and Notes Receivable” for further details.

Cash payments for interest totaled $743 million, $743 million, and $566 million for the years ended December 31, 2008, 2007, and 2006, respectively.

A summary of the minimum annual repayments of long-term debt as of December 31, 2008, for 2010 and thereafter is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2010	$1,131	$1,381	$2,512
2011	4	772	776
2012	2	431	433
2013	2	60	62
2014 and thereafter	1,559	5	1,564
Long-Term Intersegment	—	319	—

Total	$2,698	$2,968	$5,347

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10: Income Taxes

The sources of income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2008, 2007, and 2006 are as follows:

	2008	2007	2006
	(in millions)
The Netherlands source	$(62)	$(66)	$(91)
Foreign sources	1,218	896	508

Income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	$1,156	$830	$417

The provision for income taxes for the years ended December 31, 2008, 2007, and 2006 consisted of the following:

	2008	2007	2006
	(in millions)
Current income taxes	$299	$196	$174
Deferred income taxes	86	158	(9)

Total income tax provision	$385	$354	$165

A reconciliation of CNH’s statutory and effective income tax provision for the years ended December 31, 2008, 2007, and 2006 is as follows:

	2008	2007	2006
Tax provision at the Netherlands statutory rate	26%	26%	30%
Foreign income taxed at different rates	7	14	3
Current year losses not benefited	3	3	15
Change in valuation allowance	(3)	(6)	(7)
Withholding taxes and credits	1	1	2
Unrecognized tax benefits	3	3	2
Tax credits and incentives	(4)	(2)	(3)
Other	—	4	(2)

Total income tax provision	33%	43%	40%

During 2008, 2007, and 2006, CNH reversed valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more likely than not that the assets will be realized.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets as of December 31, 2008, and 2007 are as follows:

	2008	2007
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$594	$611
Marketing and sales incentive programs	205	175
Allowance for credit losses	72	95
Inventories, net	45	81
Warranty and modification programs	72	64
Restructuring	14	9
Other reserves	384	296
Tax loss carry forwards	905	856
Less: Valuation allowances	(837)	(799)

Total deferred tax assets	1,454	1,388

Deferred tax liabilities:
Other intangible assets, net	214	231
Property, plant and equipment, net	185	100
Inventories, net	92	80
Other	65	58

Total deferred tax liabilities	556	469

Net deferred tax assets	$898	$919

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2008, and 2007 as follows:

	2008	2007
	(in millions)
Current deferred tax asset	$396	$584
Long-term deferred tax asset (included in “Other assets”)	583	601
Current deferred tax liability (included in “Other accrued liabilities”)	(65)	(202)
Long-term deferred tax liability (included in “Other liabilities”)	(16)	(64)

Net deferred tax asset	$898	$919

CNH has tax loss carry forwards in a number of foreign tax jurisdictions. The years in which they expire are as follows: $7 million in 2011; $19 million in 2012; $14 million in 2014; $85 million in 2015; $20 million in 2016; and $148 million with expiration dates from 2017 through 2028. CNH also has tax loss carry forwards of $3 billion with indefinite lives.

Any reduction in valuation allowances recorded against deferred tax assets of Case and its subsidiaries as of the acquisition date, have in the past been treated as a reduction of the goodwill recorded in conjunction with the acquisition and did not impact subsequent periods’ tax expense (see “Note 8: Goodwill and Other Intangibles”). As of December 31, 2008, the valuation allowance that relates to the Case acquisition totaled $302 million. Effective in 2009 with the adoption of Financial Accounting Standard (“SFAS”) No. 141 Revised, reductions in such valuation allowances will reduce income tax expense.

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“Interpretation No. 48”), on January 1, 2007. As a result of the implementation of Interpretation No. 48, the Company recognized a $48 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the gross amounts of unrecognized tax benefits at the beginning and end of the year is as follows:

	2008	2007
	(in millions)
Balance, beginning of year	$406	$381
Additions based on tax positions related to the current year	12	29
Additions for tax positions of prior years	83	10
Reductions for tax positions of prior years	(111)	—
Reductions for tax positions as a result of lapse of statute	—	(2)
Settlements	(16)	(12)

Balance, end of year	$374	$406

The total amount of unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate is $165 million.

Included in the balance at December 31, 2008, are $14 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Also included in the balance at December 31, 2008, are $57 million of uncertain tax positions relating to the Case acquisition. Effective in 2009 with the adoption of SFAS No. 141 Revised, reversals of unrecognized tax benefits relating to the Case acquisition will reduce the annual effective income tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2008 and 2007, the Company recognized approximately $12 and $8 million in interest and penalties, respectively. The Company had approximately $65 and $53 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is currently under various income tax examinations by taxing authorities for years 1994 through 2006 that are anticipated to be completed by the end of 2011. As of December 31, 2008, certain taxing authorities have proposed adjustments to the Company’s transfer pricing positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement with competent authority by the end of 2009 that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have an effect on the Company’s annual cash flows in the range of $40 to $45 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

The Company has not provided deferred taxes on $2.5 billion of undistributed earnings of non-Netherlands subsidiaries at December 31, 2008, as it is the Company’s policy to indefinitely reinvest these earnings in non-Netherlands operations. However, the Company periodically repatriates a portion of these earnings to the extent that it does not incur an additional tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

CNH paid cash taxes of $249 million, $211 million, and $97 million in 2008, 2007, and 2006, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11: Restructuring

CNH recognized restructuring charges of $39 million, $85 million, and $96 million, during 2008, 2007 and 2006, respectively.

Restructuring costs of $39 million in 2008 primarily related to severance and other employee-related costs, and business costs related to closing of manufacturing facilities. The Company recorded $31 million of restructuring expense relating to the headcount reduction plan, and $4 million related to the 2007 closure of its Berlin, Germany facility.

Restructuring costs of $85 million recognized in 2007 primarily related to the PGN arbitration, severance and other employee-related costs incurred due to headcount reductions, and in the United States, the announced closure in 2006 of two manufacturing facilities. CNH was engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistical services for CNH in Europe. The expense for the year ended December 31, 2007, included $42 million of additional costs as a result of our 2005 decision to exit our logistics outsourcing agreement with PGN and create a new company directed European logistics function (See Note 14 for additional information).

Restructuring costs of $96 million recognized in 2006 were primarily comprised of $34 million of restructuring expense relating to the headcount reduction plan and $18 million relating to the industrial manufacturing and logistics reorganization in North America. Additionally, restructuring expense of $14 million was recorded relating to the closure of Berlin, Germany facility and $11 million related to an agricultural equipment manufacturing line rationalization.

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

Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facilities in Belleville, Pennsylvania;

•	rationalization of parts depots in Kansas City, Kansas; St. Paul, Minnesota; and Omaha, Nebraska;

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

•	rationalization of the combine manufacturing plant in East Moline, Illinois; and

•

other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth restructuring activity for the years ended December 31, 2008, 2007, and 2006:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2006	$47	$—	$—	$47
Additions	72	21	3	96
Reserves utilized: cash	(46)	(6)	(3)	(55)
Reserves utilized: non-cash	(3)	—	—	(3)

Balance at December 31, 2006	70	15	—	85
Additions	40	3	42	85
Reserves utilized: cash	(106)	(12)	—	(118)
Reserves utilized: non-cash	—	—	(42)	(42)

Balance at December 31, 2007	4	6	—	10
Additions	41	9	(11)	39
Reserves utilized: cash	(34)	(6)		(40)
Reserves utilized: non-cash	—	(6)	11	5

Balance at December 31, 2008	$11	$3	$—	$14

The remaining costs expected to be incurred under previously announced restructuring actions is $9 million as of December 31, 2008. The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. CNH anticipates that the actions currently accrued for will be completed by December 31, 2011. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of income as “Restructuring.”

Note 12: Employee Benefit Plans and Postretirement Benefits

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), which required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension, postretirement, and post-employment plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), all of which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. Subsequent to the adoption of SFAS No. 158, these amounts are recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income, and are subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH has various defined benefit plans that cover certain employees. Benefits are generally based on years of service and, for most salaried employees, on final average compensation. Benefits for salaried employees in the U.S. were frozen for pay and service as of December 31, 2000. Salaried employees in the U.S. received a 3% increase for every year of employment after December 31, 2000, for a maximum of three years.

CNH’s funding policy is to contribute assets to the plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities.

CNH has postretirement health and life insurance plans that cover the majority of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement. CNH U.S. salaried and non-represented hourly and Canadian employees hired after January 1, 2001, and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, the defined dollar benefit cap for salaried employees was replaced with the retirees paying 60% of each years’ total plan cost increase. The same provision applied to hourly nonrepresented employees beginning in January 2008.

Prescription drug benefits were eliminated effective January 1, 2007, for salaried retirees, nonrepresented hourly retirees and certain union groups retired on or after December 1, 2004, who were eligible for Medicare Part D.

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

The following assumptions were utilized in determining the funded status as of December 31, 2008 and 2007, and net periodic benefit cost of CNH’s defined benefit pension plans for the years ended December 31, 2008, 2007, and 2006:

	2008		2007		2006
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	6.10%	6.10%	6.20%	5.53%
Rate of increase in future compensation	N/A	3.25%	N/A	3.85%
Weighted-average, long-term rates of return on plan assets	8.00%	6.75%	8.25%	7.00%
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates	6.20%	5.53%	5.80%	4.72%	5.50%	4.49%
Rate of increase in future compensation	N/A	3.85%	N/A	3.55%	N/A	2.73%
Weighted-average, long-term rates of return on plan assets	8.25%	7.00%	8.25%	7.01%	8.25%	7.16%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH has postretirement health and life insurance plans in the U.S. and Canada. The following assumptions were utilized in determining the funded status as of December 31, 2008 and 2007, and net periodic benefit cost of CNH’s postretirement health and life insurance plans for the years ended December 31, 2008, 2007, and 2006:

	2008		2007		2006
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	6.10%	7.00%	6.20%	5.20%
Rate of increase in future compensation	N/A	4.00%	N/A	4.00%
Weighted-average, long-term rates of return on plan assets	7.75%	N/A	8.00%	N/A
Weighted-average, assumed initial healthcare cost trend rate	9.00%	8.00%	9.00%	8.50%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2015	2012	2015
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates	6.20%	5.20%	5.80%	4.75%	5.50%	5.00%
Rate of increase in future compensation	N/A	4.00%	N/A	3.00%	N/A	3.50%
Weighted-average, long-term rates of return on plan assets	8.00%	N/A	N/A	N/A	N/A	N/A
Weighted-average, assumed initial healthcare cost trend rate	9.00%	8.50%	10.00%	9.00%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2012	2015	2012	2015	2011	2014

Assumed discount rates are used in measurements of pension and postretirement benefit obligations and interest cost components of net periodic cost. CNH selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date.

The discount rate assumptions used to determine the U.S. obligations at December 31, 2008 and 2007 were based on the Citigroup Pension Discount Curve, which is the methodology commonly applied by our current actuaries for the U.S. plans. The Citigroup Pension Discount Curve is derived by adding an average of option-adjusted spreads drawn from double-A corporate bonds to a U.S. Treasury par curve that reflects the entire Treasury coupon and STRIPS market. Citigroup publishes the Pension Discount Curve on a monthly basis. The discount rate assumptions used to determine the U.S. obligations at December 31, 2006, were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which provides a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds.

The discount rate assumptions for non-U.S. obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

projected benefit payments. For the Canadian obligations, the assumed discount rate assumptions were based on the AA spot rate curve supplied by CIBC World Markets. For the U.K. obligations, the assumed discount rate assumptions were based on the iBoxx Sterling AA Corporate Bond Index. For most European obligations, the assumed discount rate assumptions were based on the iBoxx Euro AA Corporate Bond Index.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost shifting, utilization changes, aging population and a changing mix of medical services. The change in the U.S. assumed health care trend rate from 2007 to 2008 is a result of recent health care cost experience.

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2008 net postretirement benefit expense	$7	$(6)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2008	$111	$(94)

The change in the other postretirement benefit obligation not only reflected increases in the discount rates but also includes the impacts of changes in estimated claim costs and other factors. The impact of such changes is included in the 2008, 2007 and 2006 actuarial gains.

Assets held by U.S. and U.K. plans approximated 49% and 41%, respectively, of CNH’s total plan assets at fair value as of December 31, 2008. The remaining 10% of CNH’s total plan assets are held primarily in Canada and Belgium. The asset allocation for the U.S. and the U.K. and the weighted average asset allocation for other qualified pension plans and the related target allocations for 2009 are as follows:

	U.S. Plans			U.K. Plans			Other Plans
	Target Allocation	Percentage of Plan Assets as of December 31,		Target Allocation	Percentage of Plan Assets as of December 31,		Target Allocation	Percentage of Plan Assets as of December 31,
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Asset category:
Equity securities	50%	31%	53%	28%	25%	70%	14%	12%	26%
Debt securities	50%	64%	47%	51%	55%	30%	50%	51%	67%
Cash/Other	—	5%	—	21%	20%	—	36%	37%	7%

The investment strategy followed by CNH varies by country depending on the circumstances of the underlying plan. Typically less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

implemented and monitored. The U.S. assets were not rebalanced prior to December 31, 2008, due to the equity market volatility and lack of liquidity in the debt market. The Company will continue to review the asset allocations during 2009, and will rebalance any asset class that deviates materially from the allocation specified above using cash provided by discretionary contributions or the maturing of debt securities.

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

During 2008, CNH made a discretionary contribution to U.S. defined benefit pension plan trust of $120 million.

CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plans will be up to $121 million in 2009. Estimated contributions to the U.S. postretirement benefit plans will be approximately $81 million in 2009 prior to consideration of CNH making any discretionary contributions.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits		Other Postretirement Benefits		Medicare Part D Reimbursement
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
	(in millions)
Employer contributions:
2009 (expected)	$121	$64	$81	$3	N/A

Expected benefit payments and reimbursements:
2009	$82	$111	$81	$3	$1
2010	83	101	86	3	2
2011	83	98	89	3	2
2012	84	101	91	3	2
2013	84	101	92	3	2
2014 – 2018	412	517	458	16	8

Total	$828	$1,029	$897	$31	$17

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2008, and 2007:

	Pension Benefits		Other Postretirement Benefits
	2008	2007	2008	2007
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$3,047	$3,132	$1,221	$1,481
Service cost	26	30	8	11
Interest cost	166	160	72	79
Plan participants’ contributions	5	6	4	5
Actuarial loss (gain)	(227)	(191)	(20)	(284)
Gross benefits paid	(210)	(202)	(78)	(82)
Plan amendments	7	(9)	—	2
Currency translation adjustments and other	(341)	121	(17)	9

Actuarial present value of benefit obligation at end of measurement period	2,473	3,047	1,190	1,221

Change in plan assets:
Plan assets at fair value at beginning of measurement period	2,270	2,185	70	—
Actual return on plan assets	(335)	125	(16)	—
Employer contributions	205	104	74	147
Plan participants’ contributions	5	6	4	5
Gross benefits paid	(210)	(202)	(78)	(82)
Currency translation adjustments and other	(295)	52	—	—

Plan assets at fair value at end of measurement period	1,640	2,270	54	70

Funded status:	$(833)	$(777)	$(1,136)	$(1,151)

Net amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007 consist of:

	Pension Benefits		Other Postretirement Benefits
	2008	2007	2008	2007
	(in millions)
Non-current assets	$12	$14	$—	$—
Current liabilities	(45)	(51)	(28)	(81)
Non-current liabilities	(800)	(740)	(1,108)	(1,070)

Net liability recognized at end of year	$(833)	$(777)	$(1,136)	$(1,151)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2008, 2007, and 2006:

	Pension Benefits			Other Postretirement Benefits
	2008	2007	2006	2008	2007	2006
	(in millions)
Service cost	$26	$36	$34	$8	$15	$15
Interest cost	166	159	143	72	79	85
Expected return on assets	(161)	(164)	(150)	(8)	(1)	—
Amortization of:
Transition asset	—	—	—	—	6	7
Prior service cost (credit)	2	2	3	(43)	(41)	(40)
Actuarial loss	38	49	51	30	63	87

Net periodic benefit cost	71	82	81	59	121	154
Curtailment and settlement loss (gain)	3	(6)	24	(8)	—	(23)

Net periodic benefit cost	$74	$76	$105	$51	$121	$131

Expense related to benefits for inactive employees totaled $90 million, $129 million and $146 million for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in “Other, net” in the accompanying consolidated statements of income.

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income during 2008 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net period benefit cost recognized in net income	$74	$51

Other changes in plan assets and benefit obligations:
Net actuarial loss	269	5
Prior service cost	7	—
Amortization of actuarial loss	(38)	(30)
Amortization of prior service (cost) credit	(2)	43
Curtailment and settlement	(10)	—
Currency translation adjustments and other	(29)	(2)

Total recognized in other comprehensive loss	197	16

Total recognized	$271	$67

The net actuarial loss on pension benefits that was recognized during 2008 was primarily due to asset losses in the U.S. and the U.K., which were partially offset by liability gains which resulted from an increase in the U.K. discount rate assumption.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2008 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$830	$270
Unrecognized prior service cost (credit)	7	(93)

Total	$837	$177

Pre-tax amounts expected to be amortized in 2009 from accumulated other comprehensive income (loss) consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$75	$28
Prior service cost (credit)	2	(40)

Total	$77	$(12)

The following table summarizes our pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2008	2007
	(in millions)
Projected benefit obligation	$1,988	$2,228

Accumulated benefit obligation	$1,949	$2,190

Fair value of plan assets	$1,154	$1,528

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During the years ended December 31, 2008, 2007, and 2006, CNH recorded expense of $33 million, $31 million, and $31 million, respectively, for its defined contribution plans.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13: Other Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2008, and 2007 is as follows:

	2008	2007
	(in millions)
Marketing and sales incentive programs	$660	$607
Warranty and modification programs	294	297
Value-added taxes and other taxes payable	238	253
Legal reserves	189	231
Accrued payroll	179	195
Accrued income tax liability	101	104
Defined benefit and other retirement plan obligations	89	150
Deferred income	78	92
Current deferred tax liability	65	202
Accrued interest	64	48
Customer advances	55	42
Other	349	354

Total other accrued liabilities	$2,361	$2,575

Note 14: Commitments and Contingencies

CNH and its subsidiaries are party to various legal proceedings in the ordinary course of business, including: product warranty; environmental; asbestos; dealer disputes; disputes with suppliers and service providers; workers compensation; patent infringement; and customer and employment matters. The ultimate outcome of legal matters pending against CNH and its subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on CNH, such lawsuits could have, in the aggregate, a material adverse effect on CNH’s consolidated financial condition, cash flows, and results of operations.

Environmental

CNH’s operations and products are subject to extensive environmental laws and regulations in the countries in which it operates. In addition, the equipment the Company sells and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. CNH expects that it will make significant capital and research expenditures to comply with these standards in the future. The Company anticipates that these costs are likely to increase as emissions limits become more stringent. At this time, however, CNH is not able to quantify the dollar amount of such expenditures as the levels and timing of the requirements are not agreed by the regulatory bodies. The failure to comply with these current and anticipated emission limits could result in adverse effects on the Company’s future financial results.

Capital expenditures for environmental control and compliance in 2008 were approximately $14 million and CNH expects to spend approximately $4 million in 2009. The Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of CNH’s manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company anticipates that these costs are likely to increase as environmental requirements become more stringent. CNH believes that these capital costs, exclusive of product-related costs, will not have a material adverse effect on its business, financial position or results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 50 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List promulgated pursuant to CERCLA. For 45 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support the U.S. EPA’s alleged scenario. In April, 2006, the U.S. EPA finalized the listing. After subsequent remedial investigations were completed by the U.S. EPA and the Company in 2006, the U.S. EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. The U.S. EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH, certain of our subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, CNH believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 50 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH believes that the costs associated with the Waste Sites will not have a material adverse effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH plans to continue funding its costs of environmental compliance from operating cash flows.

Based upon information currently available, the Company estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $87 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

could exceed 30 years for some sites. As of December 31, 2008, environmental reserves of approximately $52 million have been established to address these specific estimated potential liabilities. Such reserves are undiscounted.

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

Other Litigation

Yolton: In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co. and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc., “El Paso”) and Case, LLC (now known as CNH America LLC). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act (“ERISA”) and Labor Management Relations Act (“LMRA”) arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to CNH America in June 1994. El Paso administers the health insurance programs for these retirees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. In 1998, in exchange for a release of all further liability for above-cap costs, CNH America contributed $27.8 million to a Voluntary Employee’s Beneficiary Association (“VEBA”) to help defray retirees’ above-cap costs.

The lawsuit arose after El Paso notified the retirees that the VEBA funds were exhausted and the retirees thereafter would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March 2003, asking the district court to order El Paso and/or CNH America to pay the above-cap amounts. On March 9, 2004, based on an “alter ego” theory, the district court held that CNH America was liable and ordered that CNH America pay the above-cap health insurance benefits. CNH America filed a motion for reconsideration and a motion for stay, both of which the district court denied on June 3, 2004. CNH America and El Paso appealed to the Sixth Circuit Court of Appeals, but the Sixth Circuit affirmed the district court’s decision. El Paso and CNH America each filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On November 6, 2006 the U.S. Supreme Court denied El Paso’s and CNH America’s petitions and the matter was returned to the district court. After extensive discovery, El Paso and the plaintiffs filed summary judgment motions. CNH America filed a summary judgment motion on the “alter ego” and VEBA release issues. Oral argument on these motions took place on November 20, 2007.

On March 7, 2008, the district court entered several orders. First it denied El Paso’s motion for summary judgment with respect to the benefits vesting issue, and granted plaintiff’s summary judgment motion with respect to liability. The court also denied CNH America’s motion for summary judgment with respect to the “alter ego” basis of liability, effectively ruling for plaintiffs on that issue. The court denied CNH America’s motion for summary judgment on the VEBA release issue. A bench trial on the VEBA release issue was held during the week of January 26, 2009. The court has requested that the parties prepare post-hearing briefs. El Paso has not yet obtained a trial date with respect to the damage claims of the plaintiffs.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In conjunction with the above litigation, CNH America filed a summary judgment motion with the district court asking the court to enforce the terms of a Reorganization Agreement, which CNH America contended obligated El Paso to defend CNH America and indemnify it for all expenses and losses arising from this lawsuit. The court granted that motion and the decision has been upheld on appeal by the Sixth Circuit Court of Appeals. Based on CNH America’s rights to indemnification under the Reorganization Agreement now being final, CNH America and El Paso reached a settlement, whereby El Paso fully repaid CNH America the amounts previously paid to the retirees and committed to pay CNH America’s costs in litigating the “alter ego” issue and the VEBA release issue going forward. CNH intends to vigorously defend this lawsuit.

ACT: Three of our subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli S.p.A and certain affiliates (“Pirelli”). He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($14.8 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($13.2 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, which must be repaid to the Revenue by each individual claimant but referred the case back to the High Court. A hearing took place in February 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment was appealed to the Court of Appeal in January 2008. That appeal was dismissed in a judgment delivered in February 2008. Pirelli was refused permission to appeal to the House of Lords on the methodology for calculating compensation. A further hearing before the High Court is scheduled for October 2009 to deal with a separate but inextricably linked issue concerning whether claimants would have made a group income election, so as to avoid paying ACT, had one been available at the time of paying dividends, and in so doing forego the treaty credit paid as a consequence of paying ACT.

Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($14.8 million) and the £9.1 million ($13.2 million) that had been previously received. During 2008 CNH U.K. management decided to make a provision for the valuation of the surplus ACT of £9.1 million ($13.2 million) that would be re-established as a tax asset on the consolidated balance sheet in the event of repayment. There will be no further impact on the results of operations of CNH U.K. in the event that any, or all, monies received to date are ultimately required to be repaid. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Oil for Food: In February 2006, Fiat S.p.A. received a subpoena from the SEC Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requested documents relating to certain Fiat S.p.A. and CNH-related entities with respect to matters relating to the United Nations Oil-for-Food Program with Iraq (the “OFF Program”). A substantial number of companies, including certain CNH subsidiaries, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005 (the “Report”). The Report alleged that these companies engaged in transactions under the OFF Program that involved inappropriate payments. There are two CNH subsidiaries named in the Report: CNH Italia S.p.A. and Case France (now known as CNH France S.A.).

On December 22, 2008, Fiat and CNH reached a settlement with the SEC and U.S. Department of Justice (“DOJ”) to resolve potential civil and criminal claims arising from their subsidiaries’ participation in the OFF Program. Under the terms of the settlement, Fiat and CNH collectively agreed to pay a $7.0 million criminal penalty, a $3.6 million civil penalty, and disgorgement of $5.3 million in profits (plus $1.9 million in prejudgment interest). Fiat paid these amounts in early January 2009 and CNH reimbursed Fiat an amount of $8.3 million. CNH neither admitted nor denied the allegations of the SEC, but agreed to be enjoined from violating certain provisions of federal law in the future. As part of the DOJ settlement, criminal complaints were filed against CNH Italia and CNH France, charging them with conspiracy to violate the books and records provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”). Pursuant to a deferred prosecution agreement entered on the same date, the DOJ agreed to drop these charges upon the expiration of a three-year term, provided CNH meets certain obligations such as cooperating with the DOJ and maintaining an adequate FCPA compliance program.

PGN: CNH was involved in a consolidated arbitration proceeding (the “Arbitration”) in London before the ICC International Court of Arbitration. The Arbitration related to a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain CNH subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involved CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues in August 2007, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it suffered with respect to lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, CNH paid to PGN approximately £27.4 million ($55 million) which represented payment of claims which the Tribunal, in the partial decision on liability, held CNH was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing, PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims.

In March 2008 CNH and PGN submitted applications requesting that the Tribunal correct certain errors in the damages award. On June 10, 2008 the Tribunal issued an Addendum to the damages award allegedly correcting certain errors. However, CNH believes the Tribunal exceeded its authority and made substantive changes to the original damages award. As a result, on July 16, 2008 CNH filed an appeal with the English Commercial Court seeking to overturn a particular aspect of the Addendum. In response, PGN filed its own appeal with the English Commercial Court, in essence asking that the finding in the Addendum challenged by

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH be upheld. A hearing on the two appeals was held on February 26, 2009. CNH does not believe the remaining exposure in connection with this matter exceeds $5 million. In December 2008, CNH paid to PGN an additional sum in the amount of $16.6 million ($1.3 million + £10.4 million) in respect of certain unpaid invoices claimed by PGN outside the Arbitration, and claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount.

Cheron: In connection with the PGN Services Agreement described above, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron and by PGN “in the name and on behalf of” CNH. CNH contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005 Cheron filed suit in the District Court in Haarlem, The Netherlands against both PGN and CNH for breach of the subcontract and for preliminary relief. In March 2005 the district court issued an order requiring CNH to pay €1.5 million to Cheron as a preliminary payment of lost profit damages. CNH successfully appealed this decision to the Court of Appeals in Amsterdam which rendered its decision on November 24, 2005. At this point the matter returned to the district court for a determination of liability.

On September 24, 2008 the district court issued its interim award with respect to liability. The district court held that CNH was liable under the subcontract for lost profit damages suffered by Cheron. Cheron has alleged damages in the amount of approximately €13.6 million; however, no evidence of damages has been presented. CNH plans to appeal the liability decision to the Court of Appeals in Amsterdam once a final award with respect to damages has been issued. CNH intends to vigorously defend this lawsuit.

CNH records litigation expense in the consolidated statements of income in the line “Other, net.”

Commitments

Minimum rental commitments at December 31, 2008, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2009	$38
2010	29
2011	25
2012	20
2013	18
2014 and beyond	49

Total minimum rental commitments	$179

Total rental expense for all operating leases was $39 million, $29 million, and $29 million for the years ended December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$4,513	$286	$4,227
Wholesale and dealer financing	$5,602	$3,134	$2,468

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of value added taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2008, total commitments of this type are approximately $371 million.

In addition CNH provides payment guarantees on financial debts of customers for approximately $301 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2008, the guaranteed portfolio balance is $242 million.

Warranty and Modification Programs

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for normal warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2008 and 2007 for these commitments is as follows:

	2008	2007
	(in millions)
Balance, beginning of year	$297	$277
Current year accruals	369	363
Claims paid and other adjustments	(345)	(363)
Currency translation adjustment	(27)	20

Balance, end of year	$294	$297

Note 15: Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157 and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). Both standards address aspects of the expanding application of fair-value accounting.

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under SFAS 159, the Company may elect to measure many financial instruments and certain other items at fair value that were previously not required to be measured at fair value. This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of SFAS No. 159 did not have an impact to CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair-Value Hierarchy

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

Retained Interest in Securitized Assets

CNH retains certain interests in retail receivables sold in off-balance sheet securitizations. In conjunction with these sales, CNH retains certain interests in the sold receivables including interest-only strips, spread (cash reserve) accounts and the rights to service the assets sold. CNH estimates the fair value of the retained interests using internal valuation models, market inputs and its own assumptions. The three key inputs that affect the valuation of the residual interest cash flows include credit losses, prepayment speeds, and the discount rate. The fair value of the retained interest in securitizations is determined using a discounted cash flow analysis. Retained interest in securitized assets are generally classified in Level 3 of the fair value hierarchy.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2008 and 2007 were as follows:

	Range		Weighted Average
	2008	2007	2008	2007
Constant prepayment rate	15.00%	15.00%	15.00%	15.00%
Expected credit loss rate	0.65-0.67%	0.71-0.76%	0.66%	0.75%
Discount rate	9.00-13.00%	9.00-13.00%	11.31%	10.95%
Remaining maturity in months	20-23	21-24	22	23

CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to income. Based on this analysis, CNH reduced the value of its interest-only strips by $42 million, $9 million, and $5 million in 2008, 2007, and 2006, respectively.

Impact on Fair Value

The weighted average of significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2008, and 2007 are as follows:

	2008			2007
	December 31, Assumption	10% Change	20% Change	December 31, Assumption	10% Change	20% Change
	(in millions, except percentages)
Constant prepayment rate	17.60%	$0.4	$0.9	17.36%	$0.1	$0.4
Expected credit loss rate	1.12%	$3.0	$6.1	0.76%	$3.3	$6.6
Discount rate	11.46%	$3.4	$6.7	10.19%	$3.9	$7.8
Remaining maturity in months	13			15

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

Actual and expected credit losses are summarized as follows:

	Receivables Securitized in
	2008	2007	2006
As of December 31, 2008	.86%	1.35%	1.10%
As of December 31, 2007		.75%	.87%
As of December 31, 2006			.68%

Credit losses are calculated by adding the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative or trading purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $2 billion as of December 31, 2008. Derivative instruments are generally classified in Level 2 or 3 of the fair value hierarchy.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income (loss) and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of income in the line “Other, net” and was not significant. The maturity of these instruments does not exceed 17 months and the net of tax losses deferred in other accumulated comprehensive income (loss) to be recognized in income over the next year beginning January 1, 2009, are $15 million. The effective portion of changes in the fair value of the derivatives are recorded in other accumulated comprehensive income (loss) and are recognized in net sales and cost of goods sold in the consolidated statements of income when the hedge item affects earnings.

CNH also uses forwards and swaps to hedge certain short-term receivables and liabilities denominated in foreign currencies, and foreign operational cash flow exposures. The changes in the fair values of these instruments are recognized directly in income, and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All CNH foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.

Interest Rate Derivatives

CNH has entered into interest rate swap agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other accumulated comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedge relationships in 2008 was $23 million and is recorded in the line “Other, net” in the consolidated statements of income. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 60 months, and CNH expects net gains or losses to be insignificant.

Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no material ineffectiveness as a result of fair value hedge relationships in 2008, 2007, or 2006.

CNH also enters into offsetting interest rate swaps or caps with substantially similar terms that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These instruments are used to mitigate interest rate risk related to the Company’s ABCP facilities and various limited purpose business trusts associated with the Company’s retail note ABS securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into a compensating position. Net gains and losses on these instruments were insignificant for 2008, 2007, and 2006.

Most of our interest rate derivatives are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The future notional of some of our interest rate derivatives is not known in advance. These derivatives are considered Level 3 derivatives. The fair market value of these derivatives is calculated using market data input and a forecasted future notional.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total Assets / Liabilities at Fair Value
	(in millions)
Assets
Derivative financial instruments	$—	$192	$3	$195
Retained interests	—	—	804	804

Total Assets	$—	$192	$807	$999

Liabilities
Derivative financial instruments	$—	$284	$4	$288

Total Liabilities	$—	$284	$4	$288

The following tables present the changes in the Level 3 fair-value category for the year ended December 31, 2008:

	Retained Interests	Derivative Financial Instruments
Balance at December 31, 2007	$1,070	$—
Total gains or losses (realized / unrealized)
Included in earnings	(22)	(1)
Included in other comprehensive income (loss)	(36)	—
Purchases, issuances and settlements	(208)	—

Balance at December 31, 2008	$804	$(1)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2008 the amount of total gains included in earnings attributable to the change in unrealized gains on retained interests still held at December 31, 2008 were $42 million.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheet as of December 31, 2008, and 2007 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Accounts and notes receivable, net and long-term receivables	$10,713	$10,833	$10,593	$10,557
Long-term debt	$3,838	$3,548	$3,864	$3,871

Accounts and notes receivable, net and long-term receivables

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2008 and 2007, changes in CNH common shares issued were as follows:

	Common Shares
	2008	2007
	(in thousands)
Issued as of beginning of year	237,324	236,320
Issuances of CNH Common Shares:
Contributions to CNH benefit plans	—	342
Shares issued to Directors	6	64
Stock-based compensation	195	598

Issued as of end of year	237,525	237,324

Dividends of $0.50, $0.25 and $0.25 per common share, totaling $118 million, $59 million, and $59 million were declared and paid during 2008, 2007, and 2006, respectively.

Note 17: Option and Incentive Plans

CNH issues share-based compensation awards to outside members of the Board of Directors under the CNH Outside Directors’ Compensation Plan, and to employees under the CNH Equity Incentive Plan. For the years ended December 31, 2008, 2007, and 2006, CNH recognized total share-based compensation expense of $0.3 million, $19 million, and $4 million, respectively. For the years ended December 31, 2008, 2007 and 2006, CNH recognized a total tax benefit relating to share-based compensation expense of $nil, $6 million, and $1 million, respectively. As of December 31, 2008, CNH has unrecognized share-based compensation expense related to nonvested awards of approximately $9 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.2 years.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on July 22, 2008, provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the New York Stock Exchange. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Prior to 2007, CNH also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2008, and 2007, there were 746,067 and 770,600 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2008:

	2008
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	73,841	$30.93
Granted	18,667	31.35
Forfeited	—	—
Exercised	—	—

Outstanding at end of year	92,508	31.01

Exercisable at end of year	64,508	32.45

Outstanding options under the Directors’ Plan have a weighted average remaining contract term of 7.5 years. Exercisable options under the Directors’ Plan have a weighted average remaining contract term of 7.6 years.

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)
$ 9.23–$16.00	11,358	8.0	$13.38	$25,480	11,358	8.0	$13.38	$25,480
$16.01–$26.00	19,656	6.7	20.13	—	19,656	6.7	20.13	—
$26.01–$40.00	40,295	7.6	28.80	—	12,295	8.5	31.32	—
$40.01–$56.00	11,162	9.1	47.27	—	11,162	9.1	47.27	—
$56.01–$77.05	10,037	6.1	63.09	—	10,037	6.1	63.09	—

				$25,480				$25,480

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $15.60. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Share Ownership

Collectively, CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Directors’ automatic option awards vest after the third anniversary of the grant date. Directors’ elective option awards vest immediately upon grant but shares purchased upon exercise of a stock option grant may not be sold until at least six months after the grant date. Directors’ options terminate six months after a director leaves the Board of Directors if not exercised. In any event, directors’ options terminate if not exercised by the tenth anniversary of the grant date.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. As of December 31, 2008, CNH has reserved 15,900,000 shares for the CNH EIP.

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

Stock Option Grants

Beginning in 2006, the Company began to issue awards under plans providing performance-based stock options, performance-based shares and cash. In June 2008, CNH granted approximately 1.2 million performance-based stock options (at target award levels) under the CNH EIP. Target performance levels for 2008 were not fully achieved, resulting in only a partial vesting. One-third of the options vested with the approval of 2008 results by the Board of Directors in January 2009. The remaining options will vest equally on the first and second anniversary of the initial vesting date. It is expected that only 511,240 of these options will vest based on CNH’s 2008 results. Options granted under the CNH EIP in 2008 have a contractual life of five years from the initial vesting date.

Prior to 2006, certain stock option grants were issued which vest ratably over four years from the grant date and expire after ten years. Additionally, certain performance-based options, which had an opportunity for accelerated vesting tied to the attainment of specified performance criteria were issued; however, the performance criteria were not achieved. In any event, vesting of these performance-based options occurred seven years from the grant date. All options granted prior to 2006 have a contract life of ten years.

The following table reflects option activity under the CNH EIP for the year ended December 31, 2008:

	2008
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	2,471,238	$38.08
Granted	1,299,474	48.75
Forfeited	(913,064)	46.70
Exercised	(139,539)	27.71

Outstanding at end of year	2,718,109	40.82

Exercisable at end of year	1,142,411	40.74

Outstanding options under the CNH EIP have a weighted average remaining contract term of 3.8 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 3.0 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$16.18–$19.99	111,688	3.6	$16.18	—	111,688	3.6	$16.18	—
$20.00–$29.99	225,908	3.2	21.20	—	128,692	3.2	21.20	—
$30.00–$39.99	1,518,935	3.9	37.23	—	604,904	3.6	36.13	—
$40.00–$68.85	861,578	3.7	55.47	—	297,127	1.4	67.79	—

				—				—

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $15.60. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based shares vest upon the attainment of specified performance objectives.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2008:

	2008
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	2,011,790	$30.82
Granted	100,000	26.76
Forfeited	(155,000)	28.09
Vested	(86,290)	21.22

Nonvested at end of year	1,870,500	31.28

In connection with the new performance-based plans which were approved in 2006, CNH introduced the Top Performance Plan (“TPP”), under which the Company has granted performance-based, non-vested share awards to approximately 200 of the Company’s top executives. The TPP performance shares vest only if specified targets are achieved in 2008, 2009, or 2010. The number of shares that vest will decrease by 20% from the amount originally awarded if the specified targets are not achieved in 2008 but are achieved in either 2009 or 2010. If specified targets are not achieved by 2010, the shares granted will not vest.

TPP performance shares were granted in 2006, 2007 and 2008. The fair value of TPP awards have been estimated for each potential service period over which the award may vest. The total estimated expense varies depending on the period during which targets are expected to be achieved.

In 2006 and 2007, CNH recognized expense for TPP awards based on an assumption that the specified performance targets would be achieved in 2009. In 2008, CNH did not achieve these performance targets and CNH reversed all previously recognized stock-based compensation expense ($11 million) as a result of a change in estimate.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to 2006, the Company issued CNH Long-Term Incentive (“LTI”) awards which were subject to the achievement of certain performance criteria over a three-year performance cycle. At the end of the three-year performance cycle, any earned awards were satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels. A three-year LTI award for the 2005-2007 performance cycle was granted in 2005. The results for the 2005-2007 performance cycle were partially achieved and the award was issued in early 2008 upon approval of the 2007 results by the Board of Directors.

The following table summarizes the outstanding performance shares under the CNH EIP as of December 31, 2008:

	2008-2010 TPP Awards				2005-2007 LTI Award
	December 2008 Grant	July 2008 Grant	December 2007 Grant	December 2006 Grant	2005 Grant
Granted	30,000	70,000	240,500	4,325,000	195,946
Cancelled	—	—	—	(2,162,500)	—
Vested	—	—	—	—	(86,290)
Forfeited	—	—	(5,000)	(627,500)	(109,656)

Outstanding	30,000	70,000	235,500	1,535,000	—

Fair value per share	$16.66–$17.00	$30.74–$31.28	$60.24–$61.78	$26.27–$27.35	$21.22

As of December 31, 2008, there were 9,433,477 common shares available for issuance under the CNH EIP.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2008		2007		2006
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	2.4%	3.0%	4.3%	4.4%	4.8%	4.5%
Dividend yield	0.9%	0.9%	1.1%	1.0%	1.3%	1.3%
Stock price volatility	45.0%	40.5%	44.6%	38.3%	71.0%	34.7%
Option life (years)	5.00	3.59	5.00	4.00	5.00	3.25

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
CNH Directors’ Plan	$11.70	$21.66	$14.61
CNH EIP	$12.95	$12.65	$5.78

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares looking back over a period at least equal to the expected life of the options. The expected life is based on the average of the vesting period of each tranche and the original contract term of six years. The expected life for Directors’ Plan grants are based on management estimates. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the last four years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of performance-based shares is based on the market value of CNH’s common shares on the date of the grant or modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

Additional Stock-Based Compensation Information

The table below provides additional stock-based compensation information for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in millions)
Total intrinsic value of options exercised	$2.7	$11.7	$5.0
Total intrinsic value of share-based liabilities paid	$—	$—	$1.8
Fair value of shares vested	$4.2	$0.8	$2.6
Cash received from stock award exercises	$3.4	$13.1	$8.6
Tax benefit of options exercised	$0.8	$3.8	$1.1

During 2008, no stock-based compensation awards under the CNH Directors’ Plan or the CNH EIP expired.

Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2008 follows:

Date of Grant	Date of Grant Share Price	Exercise Price		Options
		Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable
3/30/1999	€29.38	€28.45	€26.12	53,300	16,400	69,700	—	—	—
2/18/2000	€33.00	€30.63	€28.12	102,500	42,000	144,500	—	—	—
2/27/2001	€26.77	€27.07	€24.85	50,000	(20,000)	30,000	—	—	—
10/31/2001	€18.06	€18.00	€16.52	249,000	47,000	167,000	62,000	67,000	67,000
9/12/2002	€11.88	€11.16	€10.39	513,000	50,000	268,500	213,500	81,000	81,000

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

Other programs

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances, leaves Fiat and/or its subsidiaries before the age of 65. No contributions to the Individual Top Hat Scheme were made in 2008. Contributions to the Individual Top Hat Scheme totaled $905,000 in 2007. The entire amount in 2007 related to executive officers of CNH.

Note 18: Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method as required by SFAS No. 128 “Earnings Per Share.”

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(in millions, except per share data)
Basic:
Net income	$825	$559	$292

Weighted average common shares outstanding—basic	237.3	236.8	213.4

Basic earnings per share	$3.48	$2.36	$1.37

Diluted:
Net income	$825	$559	$292

Weighted average common shares outstanding—basic	237.3	236.8	213.4
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	22.2
Stock Compensation Plans(A)	0.2	0.4	1.2

Weighted average common shares outstanding—diluted	237.5	237.2	236.8

Diluted earnings per share	$3.47	$2.36	$1.23

(A)

Stock options to purchase approximately 2.2 million, 0.7 million, and 1.1 million shares during 2008, 2007, and 2006, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

Note 19: Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as of December 31, 2008, and 2007 are as follows:

	2008	2007
	(in millions)
Cumulative translation adjustment	$(80)	$322
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($410 and $317, respectively)	(604)	(484)
Deferred gains (losses) on derivative financial instruments, net of taxes ($18 and $4, respectively)	(21)	14
Unrealized gain on available for sale securities, net of taxes ($(3) and $(4), respectively)	4	6

Total	$(701)	$(142)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20: Segment and Geographical Information

Segment Information

During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. Consequently, for 2008, 2007 and 2006, CNH has identified five reporting units; CaseIH, New Holland, Case, New Holland Construction, and Financial Services. While CNH has five reporting units, its Agricultural Equipment brands as well as its Construction Equipment brands continue to have similar operating characteristics such as the nature of the products and production processes, type of customer and methods of distribution. As such, CNH continues to aggregate its Agricultural Equipment and Construction Equipment brands for segment reporting purposes. As a result, CNH continues to have three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services.

Agricultural Equipment

The agricultural equipment segment manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment.

Construction Equipment

The construction equipment segment manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and trenchers.

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

As of December 31, 2008, Fiat owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation from consolidated trading profit reported to Fiat under IFRS to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2008, 2007, and 2006 is provided below.

	Years Ended December 31,
	2008	2007	2006
	(in millions)
Trading profit reported to Fiat under IFRS	$1,650	$1,357	$925
Adjustments to convert from trading profit to U.S. GAAP income before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(43)	(80)	(135)
Accounting for other intangible assets, primarily development costs	(68)	(63)	(48)
Restructuring	(39)	(85)	(96)
Net financial expense	(289)	(257)	(240)
Accounting for receivable securitizations and other	(55)	(42)	11

Income before income taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,156	$830	$417

The following summarizes trading profit by segment under IFRS:

	Years Ended December 31,
	2008	2007	2006
	(in millions)
Agricultural equipment	$1,234	$656	$307
Construction equipment	26	321	272
Financial services	390	380	313
Other	—	—	33	(A)

Trading profit under IFRS	$1,650	$1,357	$925

(A)

During the year ended December 31, 2006, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparative purposes, the impact of these amendments are reflected on the line “Other” in the table above.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2008, 2007, and 2006 is as follows:

	2008	2007	2006
	(in millions)
Revenues:
Agricultural equipment	$12,902	$9,948	$7,817
Construction equipment	4,464	5,023	4,301
Financial services	1,719	1,587	1,332
Eliminations	(373)	(328)	(232)

Net revenues under IFRS	18,712	16,230	13,218
Difference, principally finance and interest income on receivables held by QSPEs (on-book under IFRS)	(236)	(266)	(220)

Revenues under U.S. GAAP	$18,476	$15,964	$12,998

Depreciation and amortization:
Agricultural equipment	$235	$263	$238
Construction equipment	86	81	86
Financial services	116	76	44

Depreciation and amortization under IFRS	437	420	368
Difference, principally amortization of development costs capitalized under IFRS	(63)	(48)	(52)

Depreciation and amortization under U.S. GAAP	$374	$372	$316

Total assets:
Agricultural equipment*	$9,094	$8,377	$7,110
Construction equipment*	4,800	4,550	3,946
Financial services	17,442	18,351	15,351
Assets not allocated to segments, principally goodwill, other intangibles and taxes	9,410	8,325	7,504
Eliminations	(9,494)	(9,059)	(7,703)

Total assets under IFRS	31,252	30,544	26,208
Difference, principally receivables held by QSPEs (on-book under IFRS)	(5,793)	(6,799)	(7,934)

Total assets under U.S. GAAP	$25,459	$23,745	$18,274

*	Includes receivables legally transferred to Financial Services

	2008	2007	2006
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$480	$350	$223
Construction equipment	181	152	87
Financial services	333	386	180
Unallocated	—	—	5

Expenditures for additions to long-lived assets under IFRS	994	888	495
Difference, principally development costs capitalized under IFRS	(183)	(173)	(104)

Total expenditures for additions to long-lived assets under U.S. GAAP	$811	$715	$391

*	Includes equipment on operating leases and property, plant and equipment

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2007
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$151	$216
Construction equipment	221	204
Financial services	103	108

Investments in unconsolidated subsidiaries and affiliates under IFRS	475	528
Difference, principally development cost capitalized under IFRS	(2)	—

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$473	$528

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Brazil	France	Canada	Germany	Italy	Other	Total
	(in millions)
At December 31, 2008, and for the year then ended:
Total revenues	$5,491	$1,987	$1,397	$1,252	$772	$655	$6,922	$18,476

Long-lived tangible assets	$1,033	$186	$89	$181	$41	$281	$410	$2,221

At December 31, 2007, and for the year then ended:
Total revenues	$4,971	$1,365	$1,099	$1,265	$636	$701	$5,927	$15,964

Long-lived tangible assets	$799	$162	$95	$196	$40	$327	$402	$2,021

At December 31, 2006, and for the year then ended:
Total revenues	$4,667	$801	$814	$1,452	$524	$587	$4,153	$12,998

Long-lived tangible assets	$640	$110	$77	$101	$38	$257	$337	$1,560

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21: Related Party Information

As of December 31, 2008, the Company’s outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.13) per share. As of December 31, 2008, there were 237,370,034 common shares outstanding. At December 31, 2008, CNH had 594 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is the largest single shareholder. Consequently, Fiat controls all matters submitted to a vote of the Company’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as the Company’s other shareholders.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.4 billion) syndicated credit facility with a group of banks, which matures in August 2010. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($418 million) of this borrowing capacity was allocated to the Company with additional amounts potentially available depending on the usage by other borrowers. As of December 31, 2008 this facility was fully drawn, €300 million ($418 million) by CNH and €700 million ($974 million) by other Fiat affiliates.

Fiat, through certain of its treasury subsidiaries, has also made available to us and certain of our subsidiaries, pursuant to a Facility Agreement entered into in February 2008, a multi-currency revolving credit facility currently scheduled to mature on February 27, 2010. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The interest rates on advances under the credit agreement ranged from LIBOR + 0.15% per annum to LIBOR + 2.00% per annum during 2008. We have agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2008, $656 million was outstanding under the facility.

On December 31, 2008, the Company’s outstanding consolidated debt with Fiat and its affiliates was $5.2 billion, or 46% of the Company’s consolidated debt, compared to $4.2 billion or 44% as of December 31, 2007. The main reason for the increase in consolidated debt with Fiat was the higher level of Equipment Operations borrowings from Fiat affiliates to fund working capital requirements.

The total consolidated debt with Fiat and Fiat affiliates outstanding as of December 31, 2008 also included $656 million drawn under the $1.0 billion revolving credit line with a maturity date of February 27, 2010 referenced above.

Fiat guarantees $1.2 billion of our debt with third parties, which is 20% of our outstanding debt with third parties. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2008 and in 2007, we paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). The Company’s positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at rates that range from LIBOR plus 0.15% to 0.30%. Interest earned on the Company’s deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $58 million, $48 million, and $34 million in the years ended December 31, 2008, 2007, and 2006, respectively.

As a result of the Company’s participation in the Fiat affiliates’ cash management pools, CNH is exposed to Fiat Group credit risk to the extent that Fiat is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat (or any other Fiat Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and the Company may be viewed as a creditor of such Fiat entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Group, it is possible that the Company’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For material related party transactions involving the purchase of goods and services, CNH generally solicits and evaluates bid proposals prior to entering into any such transactions, and in such instances, the Audit Committee generally conducts a review to determine that such transactions are on what the Committee believes to be arm’s-length terms.

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide the Company with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant security, research and development, information systems and training. The companies of the Fiat Group also provide purchasing services to CNH using various subsidiaries of Fiat Group Purchasing S.p.A. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, the Company enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.0 billion and $3.2 billion as of December 31, 2008, and 2007, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to the Company in Europe and Brazil through an affiliate that uses shared service centers to provide such services at competitive costs to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsourced a portion of its information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage. CNH purchases research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

In certain tax jurisdictions, the Company has entered into tax sharing agreements with Fiat and certain of its affiliates. Management believes the terms of these agreements are customary for agreements of this type and are at least as advantageous as filing tax returns on a stand-alone basis. In order to optimize the tax efficiency of the Company, New Holland Tractors and FIPL effectuated an amalgamation as of April 1, 2007 for Indian fiscal and statutory purposes, which was approved by the Delhi and Bombay High Court on September 23, 2008. CNH obtained a fairness opinion from an independent third party financial advisor that documents that the consideration received by the parties to the transaction represent an arm’s-length “value-for-value” exchange.

During 2008, CNH entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. The Company paid $8 million in 2008 related to this reimbursement agreement. The Juventus Football Club S.p.A., in which IFIL S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. Founded in 1897, Juventus is one of the most prominent professional soccer teams in the world. IFIL is one of the major investment holding companies in Europe. Among other things, IFIL also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. CNH obtained services from SGS, for verification, inspection, control and certification activities and also obtains real estate services from Cushman & Wakefield.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the goods or services or financing arrangements described above were not available from related parties, the Company would have to obtain them from other sources. CNH can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by such related parties.

Additionally, CNH participates in the stock option program of Fiat and the Individual Top Hat Scheme as described in “Note 17: Option and Incentive Plans” of our consolidated financial statements.

The following table summarizes the Company’s sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of income for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(in millions)
Sales to affiliated companies and joint ventures	$317	$115	$143

Purchase of materials, production parts, merchandise and services	$1,185	$771	$552

Finance and interest income	$58	$48	$36

As of December 31, 2008 and 2007, CNH had trade payables from affiliated companies and joint ventures of $456 million and $402 million, respectively.

Note 22: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the Senior Notes issued by CNH. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2008, and 2007 and for the three years ended December 31, 2008. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units under SFAS No. 142 and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Entities and All Other Subsidiaries.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2008, and 2007, and for the years ended December 31, 2008, 2007 and 2006.

	Condensed Statements of Income For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$12,390	$9,939	$(4,963)	$17,366
Finance and interest income	19	96	171	1,308	(484)	1,110

	19	96	12,561	11,247	(5,447)	18,476

Cost and Expenses:
Cost of goods sold	—	—	10,605	8,411	(4,962)	14,054
Selling, general and administrative	5	—	744	949	—	1,698
Research, development and engineering	—	—	283	139	—	422
Restructuring	—	—	—	39	—	39
Interest	66	120	202	703	(326)	765
Interest compensation to Financial Services	—	—	103	80	(183)	—
Other, net	132	3	45	138	24	342

	203	123	11,982	10,459	(5,447)	17,320

Income (loss) before income taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(184)	(27)	579	788	—	1,156
Income tax provision (benefit)	10	(9)	91	293	—	385
Minority interest	—	—	(1)	—	—	(1)
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,019	307	266	202	(1,741)	53

Net income	$825	$289	$755	$697	$(1,741)	$825

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$—	$63	$570	$—	$633
Deposits in Fiat affiliates cash management pools	418	—	909	731	—	2,058
Accounts, notes receivable and other, net	51	13	1,056	10,796	(1,203)	10,713
Intercompany notes receivable	253	2,527	2,550	9	(5,339)	—
Inventories	—	—	2,089	2,396	—	4,485
Property, plant and equipment, net	—	—	857	760	—	1,617
Equipment on operating leases, net	—	—	5	599	—	604
Investments in unconsolidated affiliates	413	—	12	48	—	473
Investments in consolidated subsidiaries accounted for under the equity method	6,638	2,871	1,420	363	(11,292)	—
Goodwill and other intangible assets, net	1	—	2,887	217	—	3,105
Other assets	18	99	931	812	(89)	1,771

Total Assets	$7,792	$5,510	$12,779	$17,301	$(17,923)	$25,459

Liabilities and Equity:
Short-term debt	$253	$—	$882	$2,345	$—	$3,480
Intercompany short-term debt	224	—	2,509	1,939	(4,672)	—
Accounts payable	142	14	1,658	2,103	(1,182)	2,735
Long-term debt	704	1,797	451	4,925	—	7,877
Intercompany long-term debt	—	—	279	388	(667)	—
Accrued and other liabilities	15	—	3,357	1,651	(110)	4,913

	1,338	1,811	9,136	13,351	(6,631)	19,005
Equity	6,454	3,699	3,643	3,950	(11,292)	6,454

Total Liabilities and Equity	$7,792	$5,510	$12,779	$17,301	$(17,923)	$25,459

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$825	$289	$755	$697	$(1,741)	$825
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	2	—	154	218	—	374
Intercompany activity	(33)	20	(68)	81	—	—
Changes in operating assets and liabilities	64	(43)	(332)	(207)	—	(518)
Other, net	(392)	(306)	(328)	(746)	1,741	(31)

Net cash provided (used) by operating activities	466	(40)	181	43	—	(650)

Investing activities:
Expenditures for property, plant and equipment	—	—	(206)	(287)	—	(493)
Expenditures for equipment on operating leases	—	—	(5)	(313)	—	(318)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(2,106)	—	(2,106)
Other, net	(84)	—	9	128	—	53
(Deposits in) withdrawals from Fiat affiliates cash management pools	(413)	—	(384)	(128)	—	(925)

Net cash provided (used) by investing activities	(497)	—	(586)	(2,706)	—	(3,789)

Financing Activities:
Intercompany activity	(553)	(168)	(66)	787	—	—
Net increase (decrease) in indebtedness	696	8	485	1,768	—	2,957
Dividends paid	(118)	—	—	—	—	(118)
Other, net	4	—	—	—	—	4

Net cash provided (used) by financing activities	29	(160)	419	2,555		2,843

Other, net	2	—	(7)	(91)		(96)

Increase (decrease) in cash and cash equivalents	—	(200)	7	(199)	—	(392)
Cash and cash equivalents, beginning of year	—	200	56	769	—	1,025

Cash and cash equivalents, end of year	$—	$—	$63	$570	$—	$633

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,280	$8,495	$(3,804)	$14,971
Finance and interest income	50	171	170	1,149	(547)	993

	50	171	10,450	9,644	(4,351)	15,964

Cost and Expenses:
Cost of goods sold	—	—	8,707	7,251	(3,804)	12,154
Selling, general and administrative	5	—	674	757	—	1,436
Research, development and engineering	—	—	282	127	—	409
Restructuring	—	—	44	41	—	85
Interest	95	220	217	551	(382)	701
Interest compensation to Financial Services	—	—	183	36	(219)	—
Other, net	11	2	130	152	54	349

	111	222	10,237	8,915	(4,351)	15,134

Income (loss) before income taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(61)	(51)	213	729	—	830
Income tax provision (benefit)	15	(15)	151	203	—	354
Minority interest	—	—	10	5	—	15
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	635	111	313	31	(992)	98

Net income	$559	$75	$365	$552	$(992)	$559

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$200	$56	$769	$—	$1,025
Deposits in Fiat affiliates cash management pools	5	—	533	693	—	1,231
Accounts, notes receivable and other, net	84	20	955	10,746	(1,212)	10,593
Intercompany notes receivable	569	2,359	2,254	350	(5,532)	—
Inventories	—	—	1,637	1,851	—	3,488
Property, plant and equipment, net	—	—	815	695	—	1,510
Equipment on operating leases, net	—	—	—	511	—	511
Investments in unconsolidated affiliates	430	—	9	89	—	528
Investments in consolidated subsidiaries accounted for under the equity method	6,709	2,886	1,866	69	(11,530)	—
Goodwill and other intangible assets, net	3	—	2,893	246	—	3,142
Other assets	2	58	1,016	1,384	(743)	1,717

Total Assets	$7,802	$5,523	$12,034	$17,403	$(19,017)	$23,745

Liabilities and Equity:
Short-term debt	$261	$—	$650	$3,358	$—	$4,269
Intercompany short-term debt	1,093	—	2,198	1,800	(5,091)	—
Accounts payable	144	1	1,538	2,392	(1,168)	2,907
Long-term debt	—	1,789	271	3,307	—	5,367
Intercompany long-term debt	—	—	360	81	(441)	—
Accrued and other liabilities	2	—	3,331	2,352	(785)	4,900

	1,500	1,790	8,348	13,290	(7,485)	17,443
Equity	6,302	3,733	3,686	4,113	(11,532)	6,302

Total Liabilities and Equity	$7,802	$5,523	$12,034	$17,403	$(19,017)	$23,745

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$559	$75	$365	$552	$(992)	$559
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	209	163	—	372
Intercompany activity	(19)	8	(34)	45	—	—
Changes in operating assets and liabilities	(1)	(39)	380	(1,108)	—	(768)
Other, net	(412)	(108)	(324)	(406)	992	(258)

Net cash provided (used) by operating activities	127	(64)	596	(754)	—	(95)

Investing activities:
Expenditures for property, plant and equipment	—	—	(179)	(159)	—	(338)
Expenditures for equipment on operating leases	—	—	—	(377)	—	(377)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(1,120)	—	(1,120)
Other, net	11	—	(43)	84	—	52
(Deposits in) withdrawals from Fiat affiliates cash management pools	3	—	(349)	(263)	—	(609)

Net cash provided (used) by investing activities	14	—	(571)	(1,835)	—	(2,392)

Financing Activities:
Intercompany activity	(57)	(37)	(12)	106	—	—
Net increase (decrease) in indebtedness	7	(245)	(50)	2,594	—	2,306
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	—	—	—	(9)

Net cash provided (used) by financing activities	(109)	(291)	(62)	2,700	—	2,238

Other, net	(32)	—	37	95	—	100

Increase (decrease) in cash and cash equivalents	—	(355)	—	206	—	(149)

Cash and cash equivalents, beginning of year	—	555	56	563		1,174

Cash and cash equivalents, end of year	$—	$200	$56	$769	$—	$1,025

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Income For the Year Ended December 31, 2006
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$8,760	$6,220	$(2,865)	$12,115
Finance and interest income	43	168	155	968	(451)	883

	43	168	8,915	7,188	(3,316)	12,998

Cost and Expenses:
Cost of goods sold	—	—	7,418	5,380	(2,865)	9,933
Selling, general and administrative	4	—	608	636	—	1,248
Research, development and engineering	—	—	263	104	—	367
Restructuring	—	—	61	35	—	96
Interest	86	176	176	445	(305)	578
Interest compensation to Financial Services	—	—	201	18	(219)	—
Other, net	12	2	165	107	73	359

	102	178	8,892	6,725	(3,316)	12,581

Income (loss) before income taxes, minority interest and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(59)	(10)	23	463	—	417
Income tax provision (benefit)	6	(9)	40	128		165
Minority interest	—	—	1	15	—	16
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	357	262	219	(7)	(775)	56

Net income	$292	$261	$201	$313	$(775)	$292

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2006
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
			(in millions)
Operating Activities:
Net income	$292	$261	$201	$313	$(775)	$292
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	191	125	—	316
Intercompany activity	23	(14)	7	(16)	—	—
Changes in operating assets and liabilities	53	24	139	(170)	—	46
Other, net	(305)	(270)	(132)	(40)	700	(47)

Net cash provided (used) by operating activities	63	1	406	212	(75)	607

Investing activities:
Expenditures for property, plant and equipment	—	—	(116)	(102)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(173)	—	(173)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(227)	—	(227)
Other, net	(125)	—	18	163	—	56
(Deposits in) withdrawals from Fiat affiliates cash management pools	58	—	15	55	—	128

Net cash provided (used) by investing activities	(67)	—	(83)	(284)	—	(434)

Financing Activities:
Intercompany activity	204	(590)	(19)	405	—	—
Net increase (decrease) in indebtedness	(141)	500	(279)	(288)	—	(208)
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	(41)	(34)	75	(9)

Net cash provided (used) by financing activities	4	(99)	(339)	83	75	(276)

Other, net	—	—	(18)	50	—	32

Increase (decrease) in cash and cash equivalents	—	(98)	(34)	61	—	(71)
Cash and cash equivalents, beginning of year	—	653	90	502	—	1,245

Cash and cash equivalents, end of year	$—	$555	$56	$563	$—	$1,174

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/s/ RUBIN J. MCDOUGAL
Rubin J. McDougal
Chief Financial Officer

Dated: February 27, 2009

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

4 .1	Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003 (Previously filed as Exhibit 4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 (File No. 333-05752) and incorporated herein by reference).

4.1.1	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated April 27, 2004 (Previously filed as Exhibit 4.1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).

4.1.2	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated May 3, 2005. (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.1.3	Amendment to and Restatement of Outside Directors’ Compensation Plan of CNH Global N.V., dated April 28, 2006. (Previously filed as Exhibit 4.1.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and herein incorporated by reference).

4.1.4	CNH Global N.V. Outside Directors’ Compensation Plan as amended, restated and effective July 22, 2008.

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

4.2.5	Top Performance Plan (Previously filed as Exhibit 4.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.6	Leadership Incentive Plan (Previously filed as Exhibit 4.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.7	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2007 (File No. 333-05752) and incorporated herein by reference).

4.2.8	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and amended and restated effective January 1, 2005.

4.2.9	2008 Performance & Leadership Bonus (PLB) Plan.

4.2.10	Amended and Restated Top Performance Plan dated May 1, 2008.

4.3	Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4	Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4.1	Case New Holland, Inc. 2005 Deferred Compensation Plan effective January 1, 2005 and restated January 1, 2008.

8.1	List of subsidiaries of registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Deloitte & Touche LLP.