Form 20-F
period 2009-12-31
CNH GLOBAL N V
filed 2010-02-25
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,398,518 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

We prepare our annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide agricultural equipment and construction equipment operations are collectively referred to as “Equipment Operations.” Our worldwide financial services operations are collectively referred to as “Financial Services.”

As of December 31, 2009, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands Holding N.V. (“Fiat Netherlands”). For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

A. Selected Financial Data.

The following selected consolidated financial data as of December 31, 2009 and 2008, and for each of the years ended December 31, 2009, 2008, and 2007 has been derived from the audited consolidated financial statements included in “Item 18. Financial Statements”. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and is qualified in its entirety by reference to the audited consolidated financial statements included in “Item 18. Financial Statements.” Financial data as of December 31, 2007, 2006, and 2005 and for the years ended December 31, 2006, and 2005, has been derived from our previously-published, audited consolidated financial statements which are not included herein.

We calculate basic earnings per share based on the two-class method of computing earnings per share when participating securities are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. In 2005, we calculated basic earnings per share using the two-class method as CNH’s Series A Preference Shares (“Series A Preferred Stock”) were outstanding. Subsequent to the conversion of the eight million shares of Series A Preferred Stock into CNH common shares on March 23, 2006, there have been no shares of Series A Preferred Stock outstanding.

In periods when the Series A Preferred Stock was outstanding, undistributed earnings, which represent net income attributable to CNH less dividends paid to common shareholders, were allocated to the Series A Preferred Stock based on the dividend yield of the common shares, which was impacted by the price of our common shares. For purposes of the basic earnings per share calculation, we used the average closing price of our common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock may have changed. Additionally, the determination was impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Subsequent to the March 23, 2006 conversion of the Series A Preferred Stock, there has been no further impact on earnings per share.

Prior period amounts have been restated to reflect the required January 1, 2009, adoption of new accounting guidance with regards to the presentation and disclosure of noncontrolling interests in consolidated financial statements. As a result, net income (loss) is attributed between CNH and the noncontrolling interests in partially owned subsidiaries. In addition, net income (loss) attributable to noncontrolling interests has been reclassified and renamed from minority interest to a new line below net income (loss). Additionally, prior period balances of accumulated undistributed earnings relating to noncontrolling interests in partially owned subsidiaries are now classified as a component of equity, instead of as a minority interest liability.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005 in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$12,783	$17,366	$14,971	$12,115	$11,806
Finance and interest income	977	1,110	993	883	769

Total revenues	$13,760	$18,476	$15,964	$12,998	$12,575

Net income (loss)	$(222)	$824	$574	$308	$189

Net income (loss) attributable to CNH Global N.V.	$(190)	$825	$559	$292	$163

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	$(0.80)	$3.48	$2.36	$1.37	$0.77

Diluted earnings (loss) per share	$(0.80)	$3.47	$2.36	$1.23	$0.70

Cash dividends declared per common share	$—	$0.50	$0.25	$0.25	$0.25

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$23,208	$25,459	$23,745	$18,274	$17,318

Short-term debt	$1,972	$3,480	$4,269	$1,270	$1,522

Long-term debt, including current maturities	$7,436	$7,877	$5,367	$5,132	$4,765

Common shares at €2.25 par value	$595	$595	$595	$592	$315

Common shares outstanding	237	237	237	236	135

Equity	$6,810	$6,575	$6,419	$5,229	$5,143

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 34 and the other risks described in the Safe Harbor Statement on page 69. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement on page 69. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make in our Form 6-K reports furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Current conditions in the global economy and the major industries we serve have adversely affected our business.    The business and operating results of our Equipment Operations have been, and will continue to be, adversely affected by worldwide economic conditions. Current financial conditions and, in particular, conditions in the construction industry, continue to place significant economic pressures on our existing and potential customers, including our dealer network. As a result, some customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable, defaults and inventory challenges. The full impact of stimulus programs by the United States and other governments remains uncertain, as does their willingness to extend existing programs or adopt additional programs. If there is significant further deterioration in the global economy, the demand for our products and services would likely decrease, and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including us, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that we evaluate to determine whether an impairment charge is necessary requires management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors, technological changes and the achievement of the anticipated benefits of our profit improvement initiatives. Any of these factors, or other unexpected factors, may cause us to re-evaluate whether we need to record an impairment charge. In the event we are required to record an impairment charge to certain intangible assets, it could have an adverse impact on our equity position and statement of operations.

We are exposed to political, economic and other risks from operating a global business.    Our global business is also subject to the political, economic and other risks that are inherent in operating in numerous countries. Some of those risks include:

•	changes in laws, regulations and policies that affect:

•	import and export duties and quotas,

•	currency restrictions,

•	interest rates and the availability of credit to our dealers and customers,

•	property and contract rights, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of our competitors and the industries in which we operate;

•	varying and unpredictable customer needs and desires;

•	labor disruptions; and

•	war, civil unrest, and terrorism.

Financial Services borrows through a subsidized long-term program of a Brazilian development agency, Banco Nacional de Desenvolvimento e Social (“BNDES”), and this program provides subsidized funding to financial institutions to be loaned to farmers to support the purchase of machinery in accordance with the provisions of the program. The Brazilian government provided debt relief, which included deferral of payments and extensions of maturities, to certain qualifying farmers and borrowers under this program in 2005, 2006, 2007 and 2008.

In 2009, no mass debt relief program was initiated. In most instances, the 2009 payments were due as scheduled or as renegotiated, where applicable. At December 31, 2009 and 2008, the amount of non-performing retail receivables included in this program, including the off-book guaranteed portfolio, was $633 million and $51 million, respectively. Total receivables greater than 60 days or more past due were $651 million and $63 million, respectively. The Company continues to aggressively pursue collections of these receivables. At December 31, 2009 and 2008, the Company had $172 million and $98 million in allowance for credit losses related to this portfolio, respectively.

The Company believes this series of debt relief actions has impacted customer behavior and payment patterns. The impact of any future changes to the program could further impact the Company’s ability to collect amounts owed.

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

Our financial performance is subject to currency exchange rate fluctuations and interest rate changes.    We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar. To prepare our consolidated financial statements, we must translate those assets, liabilities, expenses and revenues into U.S. dollars at the applicable exchange rates. As a result, increases and decreases in the value of the U.S dollar relative to other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency (currency translation). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received from different currencies (currency transaction). Accordingly, a substantial increase or decrease in the value of the U.S. dollar relative to other currencies could substantially affect our operating results.

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs and finance income. In addition, an increase in interest rates will, among other things, increase our customers’ costs of financing equipment purchases which could reduce our sales of equipment. A decline in equipment sales or an increase in our funding costs would have an adverse effect on our financial condition and results of operations.

We attempt to mitigate our currency transaction risk and the impact of interest rate changes through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to currency transaction risk, a substantial portion of which are with counterparties that are treasury subsidiaries of Fiat S.p.A. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forgo the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Risks related to our pension plans and other postretirement obligations could impact our profitability.    At December 31, 2009, our pension plans had an underfunded status of $848 million and our postretirement benefit plans had an underfunded status of $1,086 million. Benefit obligations for pension plans that we do not currently fund were $481 million at that date. The funded status of our pension and postretirement benefit plans is subject to many factors, such as actual experience and updates to actuarial assumptions used to measure the obligations. Actual developments, such as a significant change in the return on investment of the plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Moreover, changes in interest rates may result in increases or decreases in the valuation of plan assets consisting of debt securities. Differences between actuarial projections and actual experience, such as a difference between expected and actual participant mortality rates, retirement rates or health care costs, may result in significant increases or decreases in the valuation of pension or postretirement obligations. Changes in actuarial assumptions, such as discount rates or rates of increase in future compensation, may also result in significant changes to the funded status of our pension and postretirement benefit plans. A change in funded status and/or a change in actuarial assumptions can result in higher or lower net periodic pension costs in the following year. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for the year ended December 31, 2009, for additional information on pension and postretirement benefit accounting.

Significant legislative initiatives related to healthcare benefits, including related corporate tax treatment, are under consideration in the U.S. Congress. Although the final outcome of such legislation and its impact upon us remain uncertain, legislative versions under consideration have the potential to impose significant costs upon our current employee and retiree healthcare obligations, potentially adversely affecting our operating results.

We depend on key suppliers for certain raw materials and components.    We purchase raw materials, parts and components from third-party suppliers. We rely upon single suppliers for certain parts and components, primarily those that require joint development between us and our suppliers. Current financial conditions could cause some of our suppliers to continue to face severe financial hardship and disrupt our access to critical parts, components and supplies which could have a negative impact on our costs of production, our ability to fulfill orders and on the profitability of our business.

Changes in the price of certain parts or commodities could adversely affect our operating results.    A significant change in the demand for, or supply or price of, any part, component or commodity could adversely affect our profitability or our ability to obtain and fulfill orders. Increases in the prices of raw materials could adversely affect our operating results. Changes in the price or availability of raw materials, which are more likely to occur during times of economic volatility, could have a negative impact on our manufacturing costs which could reduce the profitability of our businesses. In addition, increases in the costs of steel, rubber, oil and related petroleum-based products would adversely affect our profitability unless we raise equipment and parts prices to recover any such material or component cost increases. However, we may be unable to raise prices due to market conditions. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

Labor laws and labor unions, which represent most of our production and maintenance employees, could impact our ability to maximize the efficiency of our operations.    We are subject to various local labor laws in the countries in which we operate. For instance, in Europe, our employees are covered by various worker protection laws which afford employees, through local and central works councils, rights of information and consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. Labor agreements covering employees in certain European countries generally expire annually. The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business.

Overall, labor unions represent most of our production and maintenance employees. Although we believe our relations with our employees and our unions are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage which could adversely affect our financial condition and results of operations.

Risks Particular to the Industries in Which We Operate

Government action and changes in government policy can impact our sales and restrict our operating flexibility.    Our businesses are exposed to a variety of risks and uncertainties related to the action or inaction of governmental bodies.

Government policies can affect the market for our agricultural equipment by influencing interest rates and regulating economic activity. For example, governments may regulate the levels of acreage planted through direct subsidies affecting specific commodity prices or through payments made directly to farmers. The existence of a high level of subsidies may reduce the effects of cyclicality in the equipment business. Other changes in government regulations, policies and initiatives could reduce demand for equipment and reduce our net sales.

In addition, international and multilateral institutions, such as the World Trade Organization, can affect the market for agricultural equipment through initiatives for changes in governmental policies and practices regarding agricultural subsidies, tariffs and the production of genetically modified crops. In particular, the outcome of the global negotiations under the auspices of the World Trade Organization could have a material effect on the international flow of agricultural commodities and could cause severe dislocations within the farming industry as farmers shift production to take advantage of new programs. With uncertainty created by policy changes and reforms, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes and our net sales.

The worldwide financial and credit crisis dramatically affected, among other things, the availability and cost of credit. The full impact of actions by various central banks and other governmental entities to restore liquidity, increase the availability of credit and stimulate job growth continues to be uncertain. Although credit conditions generally improved in 2009 from 2008, enabling many government programs to expire, pressures on liquidity and the availability of credit could have an adverse impact on our customers and suppliers as well as our financial condition and results of operations. In addition, some of our competitors may be eligible for government programs for which we are ineligible, which would put us at a competitive disadvantage. Governmental action may have the effect of impacting market forces and consumer demand in unanticipated ways.

Government policies on issues like taxes and spending can have a material effect on our sales and business results. For example, increased government spending on roads, utilities and other construction projects and requirements with respect to biofuel additives to gasoline can have a positive effect on sales, while tax laws and regulations may affect depreciation schedules and the net income earned by our customers. These factors may influence customer decisions with respect to whether and when to buy equipment. Developments which are more unfavorable than anticipated, such as decisions to reduce public spending, could have an adverse effect on our financial condition and results of operations.

See also “Item 4. Information on the Company—B. Industry Overview-Biofuels Impact on Agriculture, Light Construction Equipment, and D. Property, Plant and Equipment—Environmental Matters.”

Reduced demand for equipment would reduce our sales and profitability.    Some factors affecting demand for equipment, which could materially impact our operating results, include:

•	general economic conditions;

•	demand for food;

•	commodity prices and stock levels;

•	net farm income levels;

•	availability of credit;

•	developments in biofuels;

•	infrastructure spending rates;

•	housing starts; and

•	commercial construction.

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

Positive economic conditions or positive outlooks for any of these factors can increase demand for farm and/or construction equipment. Rapid increases in demand can result in, among other things, an undersupply of equipment, increases in prices of our equipment, increases in our costs for materials and components, and increases in factory utilization demands (that either may not be possible due to production or other constraints, affecting either us or our suppliers, or may not be sustainable for long periods of time without additional, potentially significant, capital expenditures or inefficiency costs). Producing our products is a capital intensive activity and can require significant amounts of time and capital investment to materially adjust production capacity and efficiency. Accordingly, we may not be able to quickly accommodate large changes in demand which could impede our ability to operate efficiently. See also “Item 4. Information on the Company—B. Business Overview—Industry Overview.”

The agricultural and construction equipment industries are highly cyclical.    The nature of the agricultural and construction equipment industries is such that changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity and prices for new and used equipment. Downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production levels and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In response to the current decline in sales (particularly in the construction equipment industry), we may continue to under-produce relative to retail demand the amount of equipment we manufacture in the first half of 2010. In the event of further downturns in the future, we may need to undertake similar or additional actions. Upturns also may be prolonged and result in lower than expected improvements in results as we and our suppliers invest to increase production capacities and efficiencies.

Risks related to Financial Services.

Credit Risk.    Fundamental to any organization that extends credit is the risk associated with its customers. The creditworthiness of each customer, and the rates of delinquencies, repossessions and net losses relating to customer loans is impacted by many factors including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	changes in interest rates;

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	weather; and

•	the value of the collateral securing the extension of credit.

A deterioration of our asset quality, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. Our servicing and litigation costs may also increase. In addition, governments may pass laws or implement regulations that modify rights and obligations under existing agreements or which prohibit or limit the exercise of contractual rights.

When loans become delinquent and Financial Services forecloses on collateral securing the repayment of the loan, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of the repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment which could increase losses on loans and leases, adversely affecting our financial condition and results of operations. See also “Item 3D. Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our Financial Services business.”

Funding Risk.    Financial Services has traditionally relied upon the asset-backed securitization (“ABS”) market as a primary source of funding for its operations in North America and Australia. The recent worldwide financial and credit crisis had a material impact on the ABS market. While Financial Services has been able to access funding through the ABS market and alternative sources, some of our securitizations in 2009 were completed under the U.S. Federal Reserve Term Asset-Backed Securities Loan Facility (“TALF”), which is not expected to be available in the future. In 2009, we did see a return of liquidity to the ABS market at spreads that have improved throughout the year, but which are still higher than historical averages. However, if economic conditions worsen, Financial Services could have materially higher funding costs or may have to limit its product offerings, which could negatively impact our financial results. As Financial Services finances a significant portion of our sales of equipment, to the extent that Financial Services is unable to access funding on acceptable terms our sales of equipment could be negatively impacted.

To maintain competitiveness in the capital markets and to promote efficient use of funding sources, we have in the past provided additional reserve support to previously issued ABS transactions and may continue to do so from time to time. Such support may be required to maintain credit ratings assigned to the transactions if loss experiences are higher than anticipated due to adverse economic conditions. The need to provide additional reserve support could have an adverse effect on our financial condition, results of operations and liquidity.

Repurchase Risk.    In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized. While no recourse provisions exist that allow holders of asset-backed securities issued by our qualifying special purpose entities (“QSPE”) to put those securities back to us, a breach of these representations and warranties could give rise to an obligation to repurchase receivables from the QSPEs. We have not been requested to repurchase asset-backed securities due to a breach of representations or warranties, but any future repurchases could have an adverse effect on our financial condition, results of operations and liquidity.

Regulatory Risk.    The operations of Financial Services are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosure to customers;

•	govern secured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon Financial Services, or applicable laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect our Financial Services business and our financial condition and results of operations.

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

Market Risk.    We hold substantial retained interests in securitization transactions, which we refer to collectively as retained interests. We carry these retained interests at estimated fair value, which we determine by discounting the projected cash flows over the expected life of the assets sold in connection with such transactions using prepayment, default, loss and interest rate assumptions. We are required to recognize declines in the value of our retained interests, and resulting charges to income or equity, when their fair value is less than carrying value. The portion of the decline, from discount rates exceeding those in the initial deal, are charged to equity. All other credit related declines are charged to income. Assumptions used to determine fair values of retained interests are based on internal evaluations and, although we believe our methodology is reasonable, actual results may differ from our expectations. Our current estimated valuation of retained interests may change in future periods, and we may incur additional impairment charges as a result. Beginning January 1, 2010, the Company adopted the new accounting guidance relating to variable interest entities. The retained interest, included in the December 31, 2009 balance sheet, will generally be reclassified to receivables for the transactions that are consolidated upon adoption of this guidance.

See also “Item 3D. Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our Financial Services business.”

The agricultural equipment industry is highly seasonal which causes our results of operations and levels of working capital to fluctuate.    The agricultural equipment business is highly seasonal as farmers traditionally purchase agricultural equipment in the spring and fall in connection with the main planting and harvesting seasons. Our net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut-down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent than our agricultural equipment business. Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often, we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, and anticipate higher inventories and wholesale shipments to dealers in the first quarter of the year. Thus, our working capital and dealer inventories are generally at their highest levels during the February to May period and decline to the end of the year as both company and dealers’ inventories are typically reduced.

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

Weather, climate change, and natural disasters can impact our operations and our sales.    Poor or unusual weather conditions, particularly in the spring, can significantly affect purchasing decisions of our customers. Sales in the important spring selling season can have a material impact on our financial results. In addition, growing public concerns over the effects of climate change have resulted in international and national initiatives to control the emissions of greenhouse gasses (“GHG”) and additional proposed laws and regulations designed to further reduce emissions of carbon dioxide and other GHGs which contribute to “global warming”. For example, the U.S. Environmental Protection Agency (“EPA”) has proposed a mandatory carbon emissions reporting system for certain facilities and has made an endangerment finding with respect to GHG emissions under the U.S. Clean Air Act which could lead to increased regulation of GHG emissions in the U.S. In addition, legislation under consideration in the U.S. Congress could result in the institution of a carbon tax or a cap and trade program for carbon dioxide and other GHG emissions in the U.S. Depending upon the nature, extent, and timing of such potential laws and regulations, we could experience increased costs of compliance, which could negatively impact our results of operations. In addition, it is unclear how climate change may impact our suppliers and customers (particularly with respect to agricultural equipment) and their businesses and the resulting potential impact to our businesses. In addition, natural disasters such as tornadoes, hurricanes, earthquakes, floods, droughts and other forms of severe weather in a country in which we produce or sell equipment could have an adverse effect on our customers, our sales, or our property, plant and equipment.

Competitive activity or failure by us to respond to actions by our competitors could adversely affect our results of operations.    We operate in a highly competitive environment with global, regional and local competitors of differing strengths in various markets throughout the world. Our equipment businesses compete primarily on the basis of product features and performance, customer service, quality, price and anticipated resale value, and our products may not be able to compete successfully with those offered by our competitors. Aggressive pricing or other strategies pursued by competitors, unanticipated product improvements or difficulties, manufacturing difficulties, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices, could result in a loss of customers, a decrease in our revenues and a decline in our share of industry sales.

Our Equipment Operations’ sales outlook is based upon various assumptions including price realization, volumes, product mix and geographic mix. The current market environment remains competitive from a pricing standpoint. Further declines in the construction or agricultural equipment industry together with further deteriorating economic conditions could make it more difficult to maintain pricing or cause volumes to be less than projected, which would adversely affect our operating results. In addition, if actual product or geographic mix differs from our assumptions, it could have a negative effect on our operating results.

Our Financial Services operations compete with banks, finance companies and other financial institutions. Our Financial Services’ operations may be unable to compete successfully due to the inability to access capital on favorable terms, or due to issues relating to funding resources, products, licensing or other governmental regulations, and the number, type and focus of services offered. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates for which we are ineligible, which may put us at a competitive disadvantage. If our Financial Services business is unable to effectively compete, our financial condition and results of operations will suffer.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.    We sell a substantial portion of our finished products and parts through an independent dealer network. The dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial condition and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.    During 2009, difficult global economic conditions placed financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial condition and results of operations.

Changes in the equipment rental business could affect our sales.    In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America. In addition, larger rental companies have become sizeable purchasers of new equipment and can have a significant impact on total industry sales, prices, and terms when they change the size of their fleets or adjust to more efficient rates of rental utilization. With changes in construction activity levels and rental utilization rates, rental companies may need to accelerate or postpone new equipment purchases for the replenishment of their fleets, without changing the size of their fleets. If changes in activity levels become more pronounced, the rental companies also may need to increase or decrease their fleet size to maintain efficient utilization rates. These changes can lead to more pronounced demand volatility, exacerbating cyclical increases or decreases in industry demand, particularly at either the beginning or end of a cycle, as rental companies often are among the first market participants to experience these changes.

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

Costs of ongoing compliance with and any failure to comply with environmental laws and regulations could have an adverse effect on our results of operations.    Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, regulated materials, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emission levels of our manufacturing facilities and the emission levels of our manufactured equipment. We are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Management estimates potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities (including those related to personal injury) and establishes reserves to address these potential liabilities. Our ultimate exposure, however, could exceed our reserves. In addition, we expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws may be significant. If we fail to comply with existing or future laws, we may be subject to fines, penalties and/or restrictions on our operations.

The engines used in our equipment are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, state regulatory agencies in the U.S. and other various regulatory agencies around the world. Governments may set new standards that could impact our operations in ways that are difficult to anticipate with accuracy. For example, the EPA has adopted new and more stringent emission standards, including Tier 4 non-road diesel emission requirements applicable to many of our non-road equipment products beginning in 2011. If we are unable to successfully execute our plans to meet Tier 4 emission and other regulatory requirements, our ability to continue placing certain products on the market would suffer, which could negatively impact our financial results and competitive position.

Changes in Accounting Standards.    Our financial statements are subject to the application of U.S. GAAP, which are periodically revised. At times, we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible such changes could have a material adverse effect on our reported results of operations or financial position. For example, in June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. We will adopt the guidance effective January 1, 2010. As a result, we expect that it will be necessary to consolidate a significant portion of our off-book receivables and related liabilities, principally debt. The impact is expected to increase assets and liabilities by approximately $6.0 billion and decrease equity by approximately $50 million. In addition, because the Company’s securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from the transactions will be presented as cash flows from financing rather than cash flows from operating or investing activities.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, establish reserves to address these contingent liabilities. The ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations. Further, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 14: Commitments and Contingencies” to our consolidated financial statements.

We may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on our results of operations.    We may engage in acquisitions or enter into or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	increased financing costs and inability to fund such costs; and

•	problems in retaining customers and integrating customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances due to managerial, financial, or other reasons, or if such strategic alliances or other relationships are terminated, our product lines, businesses, financial condition, and results of operations could be adversely affected.

Our sales can be affected by customer attitudes and new product acceptance.    The worldwide financial and credit crisis negatively impacted, and could further negatively impact, consumer confidence and consumers’ ability or willingness to purchase agricultural and construction equipment, which requires a significant capital investment. Continuing negative economic conditions could significantly impact consumer confidence and liquidity, which could cause many potential customers to defer capital investments in agricultural or construction equipment, which could adversely affect our sales. In addition, our long-term results depend on continued global demand for our brands and products.

To achieve our business goals, we must develop and sell products, parts and support services that appeal to our dealers and customers. This effort is dependent upon a number of factors including our ability to manage and maintain key dealer relationships, our ability to develop effective sales, advertising and marketing programs, and the strength of the economy. We believe that to maintain our competitive position and to increase sales we must develop innovative and cost competitive products that appeal to our customers around the world. Our ability to derive competitive benefits from new products will depend in part on our ability to develop or obtain and protect intellectual property relating to product innovations. Failure to continue to deliver high quality, competitive products to the marketplace on a timely basis, or to accurately predict market demand for, or gain market acceptance of, our products, could adversely affect our financial condition and results of operations.

Risks Related to Our Indebtedness

Adverse conditions in the financial and credit markets have limited, and may significantly limit, the availability, and increase the cost of, funding.    During 2008 and early 2009, the financial and credit markets have experienced unprecedented levels of volatility and disruption, putting downward pressure on financial and other asset prices generally and on credit availability. As a result, the ability to procure new financing to fund operations or refinance maturing obligations as they became due was significantly constrained. A return to these conditions could severely restrict access to capital and could have a material adverse effect on our earnings and cash flow. If we were unable to obtain adequate sources of funding in the future, our liquidity position and our ability to fund our business would suffer.

Access to funding at competitive rates is essential to our Financial Services business.    The most significant source of liquidity for Financial Services has traditionally been ABS transactions. During 2008 and early 2009, adverse changes in the ABS market impacted our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Similar adverse conditions in the future could have an adverse effect on our business and results of operations. The ABS market is sensitive to overall investor sentiment and to the performance of our portfolio.

A negative performance trend with respect to the assets backing the securities issued by us in connection with ABS transactions could have a material adverse effect on our ability to access capital through the ABS markets or on the terms and conditions applicable to such transactions.

Credit rating changes could affect our cost of funds.    Our access to funds and our cost of funding depend on, among other things, the credit ratings of CNH, our ABS transactions and Fiat S.p.A., as Fiat currently provides us with direct funding as well as guarantees in connection with some of our external financing arrangements. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) The rating agencies may change the credit ratings or take other similar actions, which could affect our access to the capital markets, and the cost and terms of existing and future borrowings and, therefore, could adversely affect our financial condition and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and limit our financial and operating flexibility.    As of December 31, 2009, we had an aggregate of $9.4 billion of consolidated indebtedness, of which $5.7 billion related to Financial Services and $3.7 billion to Equipment Operations, and our equity was $6.8 billion. In addition, we have historically relied heavily upon ABS transactions to obtain funding, with a total of $6.0 billion of funding related to off-balance sheet transactions outstanding as of December 31, 2009. These transactions have traditionally funded our Financial Services activities in North America and Australia.

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

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business; and

•

we may not be able to access the ABS markets on favorable terms and access to government-sponsored subsidized financing programs may be limited, which may adversely affect our ability to provide competitive retail financing programs.

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

Pursuant to the indenture governing Case New Holland Inc.’s 7.125% Senior Notes, as of December 31, 2009, CNH and its restricted Equipment Operations subsidiaries were permitted to incur additional indebtedness under credit facilities in an aggregate amount not to exceed approximately $1.5 billion. In addition, CNH and its restricted Equipment Subsidiaries may incur additional indebtedness to refinance certain of their indebtedness with new indebtedness with a weighted average life to maturity at least as long as the remaining weighted average life of the indebtedness being refinanced. While we do not believe that these restrictions will materially restrict our currently planned operations, they could limit our flexibility to incur indebtedness to satisfy unanticipated funding needs.

In addition, we are a party to credit agreements along with certain other Fiat Group parties. As of December 31, 2009, €300 million ($432 million) was allocated to CNH by Fiat under a €1.0 billion ($1.4 billion) Fiat credit facility syndicated with third parties which is currently scheduled to mature in August 2010. A default under such credit agreements could arise as a result of an act or omission by a party other than us which could allow the creditor to exercise its rights and remedies. Failure to comply with these covenants could cause a default under the applicable agreement which might result in all loans outstanding under the agreement coming due. In such event, the amounts outstanding under our public debt instruments could also come due. If the amounts outstanding under our credit agreements and public debt instruments were to come due, we would have insufficient cash and cash equivalents to satisfy these obligations.

For more information regarding our credit facilities and debt, see “Note 9: Credit Facilities and Debt” of our consolidated financial statements for the year ended December 31, 2009.

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

Potential conflicts of interest with Fiat S.p.A.    As of December 31, 2009, Fiat owned, indirectly through Fiat Netherlands, approximately 89% of our outstanding common shares. As long as Fiat continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders. Circumstances may arise in which the interests of Fiat could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat may pursue certain transactions that in its view will enhance its equity investment in us, even though such transactions may not be viewed as favorably by our other debt and equity security holders.

We rely on Fiat to provide us with substantial financial support, and we purchase goods and services from or with various companies within the Fiat Group. We believe our business relationships with other Fiat Group companies can offer economic benefits to us; however, Fiat’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat is faced with decisions that could have different implications for Fiat and us. For more information, see “Note 21: Related Party Information” of our consolidated financial statements for the year ended December 31, 2009.

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

A. History and Development of the Company.

CNH Global N.V. is incorporated in and under the laws of The Netherlands, with its registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +31-20-446-0429). The Company was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number: +1-630-887-3766).

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

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2009, we were manufacturing our products in 38 facilities throughout the world and distributing our products in approximately 170 countries through a network of approximately 11,600 full-line dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, each brand provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2009, our sales of agricultural equipment represented 76% of our revenues, sales of construction equipment represented 15% of our revenues and Financial Services represented 9% of our revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2009, 41% of our net sales of equipment were generated in North America, 29% in Western Europe, 14% in Latin America and 16% in the Rest of World. Our worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

We offer a range of financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing products and services are intended to be competitive with those available from third parties. We offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). As of December 31, 2009, Financial Services managed a portfolio of receivables of approximately $17.3 billion.

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses, including fuel and fertilizer costs, fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. World organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

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

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to provide customers in each significant market with equipment which meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting an increase in demand for higher capacity agricultural equipment. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farms in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). These programs can greatly influence sales. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Government action and changes in government policy can impact our sales and restrict our operating flexibility” and “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt” of our consolidated financial statements.

Biofuels Impact on Agriculture

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates and renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by global region. North America and Brazil are promoting ethanol first and then biodiesel while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in

Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rape seed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. The demand for biofuels and efforts to produce such fuels more efficiently increased in 2007 and 2008 as oil prices increased. However, as oil prices declined in late 2008 and 2009 due to the global economic downturn, biofuels became a less attractive alternative to gasoline and diesel fuel. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and potential energy crises in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations in the past years which continued in 2009. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

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

Light Construction Equipment

Light construction equipment typically includes skid steer loaders, backhoe loaders, and smaller wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates and availability of financing. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market segment is generally small. These areas represent potential growth areas for light construction equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment.

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

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment. The worldwide financial and credit crisis that started in 2008 prompted governments around the world to implement economic stimulus programs. In some regions in the Rest of World markets, the infrastructure spending had a significant impact on levels of construction activity and ultimately on net sales of construction equipment but overall that was not enough to offset the impact of the broader financial crisis. The American Recovery and Reinvestment Act of 2009 (“ARRA”), which was enacted on February 17, 2009, was intended to provide an economic stimulus to create jobs and restore economic growth. Despite these government efforts, 2009 was a difficult year in the construction industry in the U.S. An increased impact of these spending activities on infrastructure is expected to begin to take effect in 2010.

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

We believe we have a number of competitive strengths that enable us to improve our position in markets where we already are well established while we direct additional resources to markets and products with high growth potential. Our competitive strengths include well-recognized brands; a full range of competitive products; a strong global presence and distribution network; dedicated Financial Services capabilities and the strategic support of the Fiat Group.

We believe that multiple factors influence a buyer’s choice of equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, production and scheduling systems depends on a forecast of industry volumes and our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, however, actions taken to maintain our competitive position in the difficult economic environment last year could result in lower than anticipated price realization.

The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Our ability to compete successfully depends upon, among other things, funding resources, developing competitive products and services, and licensing or other governmental regulations. While we have been successful in our financial product offerings, we may have a competitive disadvantage in that some of our competitors were eligible to participate in government programs that we were not.

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines are sold primarily under the Case IH and New Holland brands. We also sell tractors under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although our new generation tractors have a high percentage of common mechanical components, each brand and product remains significantly differentiated by features, color, interior and exterior styling, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

Our agricultural equipment product lines include tractors (which represented approximately 44% of our agricultural equipment net sales in 2009), combine harvesters (which represented approximately 21% of our agricultural equipment net sales in 2009), hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. We also specialize in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. Our brands each offer a complete range of parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty which typically runs from one to three years.

Construction Equipment

Our construction equipment product lines are sold primarily under the Case and New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo Construction Equipment technology for its crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Construction Machinery, also provides a full product line on a global scale.

Our products often share common components to achieve economies of scale in manufacturing, purchasing and development. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Our heavy construction equipment product lines (which represented approximately 42% of our construction equipment net sales in 2009) include crawler and wheeled excavators, wheel loaders, graders, dozers, and articulated haul trucks for all applications. Light construction equipment product lines (which represented approximately 33% of our construction equipment net sales in 2009) include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. Our brands each offer a complete range of parts and support services for all of their product lines. Our construction equipment is sold with a limited warranty which typically runs from one to two years.

In 2009, we publicly announced that we were going to undertake a comprehensive analysis of our construction equipment business. Among other things, we consolidated the internal organizations responsible for managing the Case and New Holland Construction construction equipment businesses and we decided to move all production activities of our Imola, Italy plant to our plants in Lecce and San Mauro, Italy. We continue our analysis of all aspects of our construction equipment business.

New Products and Markets

We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are committed to improving product quality and reliability using a Customer Driven Product Definition Process to create solutions based on customer needs and delivering the greatest competitive advantage. In addition, we emphasize enhanced differentiation between the Case and New Holland brands to meet the needs of the brands’ customers while increasing their market attractiveness. These improvements also include continuing engine developments, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh our product line. Improved product innovations coupled with our initiatives to improve dealer and customer support will allow us to more fully capitalize on our market leadership positions throughout the world.

To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic alliances. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2009, 2008, and 2007.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 2,000 global direct suppliers to our manufacturing facilities at December 31, 2009. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or the supply or price of, any component part or commodity could affect our profitability or our ability to obtain and fulfill orders. In addition, the worldwide financial and credit crisis and the severe impact on certain industries caused some of our suppliers to face financial hardship but did not significantly disrupt our access to any critical components or supplies. We continue to review our relationships with our suppliers and their financial situations to avoid any negative impact on our cost or scheduling of production and on the profitability of our business. Additionally, we cannot avoid exposure to global price fluctuations such as with the costs of steel, rubber, oil, and related petroleum-based products. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

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

We purchase engines and other components from, among others, the Fiat Group. See also “Note 21: Related Party Information” of our consolidated financial statements for the year ended December 31, 2009.

Distribution and Sales

As of December 31, 2009, we were selling and distributing our products through approximately 11,600 full-line dealers (almost all of which are independently owned and operated) and distributors in approximately 170 countries. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers, as compared to agricultural equipment dealers, tend to be fewer in number and larger in size.

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

We believe that it is generally more cost-effective to distribute our products through independent dealers, however we maintain a limited number of company-owned dealerships in some markets. At December 31, 2009, we operated 13 company-owned dealerships, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically involves a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

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

In Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

In Turkey, we own 37% of Turk Traktor ve Ziraat Makineleri A.S. (“Turk Traktor”) which manufactures and distributes various models of both New Holland and Case IH tractors.

In Mexico, we own 50% of CNH de Mexico S.A. de C.V. which manufactures New Holland agricultural equipment and distributes equipment for all of our major brands through one or more of its wholly owned subsidiaries.

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features and options. Actual retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the manufacturer-suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

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

Parts and Services

The quality and timely availability of parts and service are important competitive factors for our brands, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. Our brands supply a complete range of parts, many of which are proprietary, to support items in their current product line as well as for products they have sold in the past. As many of the products our brands sell can have economically productive lives of up to 20 years when properly maintained, each unit that is retailed into the marketplace has the potential to produce a long-term revenue stream for both our brands and our dealers.

At December 31, 2009, our brands operated and administered 23 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This included 12 parts depots in North America, 6 in Europe, 3 in Latin America, and 2 in Australia. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

In December 2009, CNH formed a 50-50 joint venture for full-scale remanufacturing and service operations in the United States. The joint venture will primarily remanufacture engine, engine component, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase replacement assemblies and components at reduced prices.

Financial Services

Overview

Financial Services is our captive financing business, providing financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal products offered are retail loans to end-use customers and wholesale financing to our dealers. As of December 31, 2009, Financial Services managed a portfolio of receivables and leases of approximately $17.3 billion. North America accounts for 55%

of the managed portfolio, Western Europe 24%, Brazil 15% and Australia 6%. In some regions, Financial Services also provides insurance, credit card, and other financial products and services to end-user customers and our dealer network.

Financial Services supports the growth of our equipment sales and builds dealer and end-user loyalty. Our strategy is to grow a core financing business to support the sale of our equipment. Financial Services remains focused on improving its portfolio credit quality, service levels, and operational effectiveness.

Access to funding at competitive rates is important to Financial Services. We continue to evaluate alternative funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of our business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

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

Financial Services’ terms for financing equipment retail sales (other than smaller items financed with unsecured revolving charge accounts) provide for retention of a security interest in the equipment financed. Financial Services’ guidelines for minimum down payments generally range from 15% to 30%, for both agricultural and construction equipment depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales by the Equipment Operations.

Financial Services provides wholesale floor plan financing for our dealers, which allows dealers to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Equipment Operations generally provides a fixed period of “interest-free” financing for the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while controlling our exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to help confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

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

Financial Services also operates Maserati Financial Services, the preferred financing source for Fiat’s Maserati North American dealers, offering lease and finance solutions designed exclusively for Maserati customers. Maserati Financial Services is not expected to have a material impact on our results of operations or financial position.

We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon financial products and services offered, customer service, financial terms and interest rate charged. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates for which we are ineligible, which could put us at a competitive disadvantage. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to competitive funding sources. Financial Services has traditionally relied heavily upon the financial markets, ABS transactions, intercompany lending and cash flows to provide funding for its activities.

Asset-Backed Securitizations

Financial Services periodically accesses the public ABS markets in the United States and Canada, as part of our wholesale and retail financing programs when those markets are available and offer competitive costs. Financial Services’ ability to access the ABS markets will depend, in part, upon general economic conditions as well as its financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries we serve.

Insurance

We maintain insurance with third-party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is an affiliate of Fiat to place a portion of our insurance coverage.

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including matters relating to product liability (including asbestos-related liability), product performance, warranty, environmental, retail and wholesale credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described in “Note 14: Commitments and Contingencies” of our consolidated financial statements for the year ended December 31, 2009.

C. Organizational Structure.

As of December 31, 2009, Fiat owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. The Fiat Group performs automotive, manufacturing, and financial service activities through companies located in approximately 50 countries and is engaged in commercial activities with customers in approximately 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, the Fiat Group is involved in certain other activities, including publishing and communications.

The Fiat Group’s operations are currently conducted through nine operating sectors: Fiat Group Automobiles, Maserati, Ferrari, CNH, Iveco, FPT Powertrain Technologies, Magneti Marelli, Teksid and Comau.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2009, is set forth in an exhibit to this Form 20-F and includes Case New Holland Inc., a Delaware corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France S.A., a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd, a company organized under the laws of Australia, CNH International S.A., a company organized under the laws of Switzerland, CNH Capital America LLC, a Delaware limited liability company, and CNH Financial Services SAS, a company organized under the laws of France (all of which are wholly-owned direct or indirect subsidiaries of CNH).

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

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2009, our total capital expenditures were $218 million of which 33% was spent in North America, 35% in Western Europe, 19% in Latin America, and 13% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2009, approximately 77% ($169 million) of capital expenditures were related to manufacturing and product related projects with approximately $135 million devoted to agricultural equipment manufacturing and product related expenditures and approximately $34 million devoted to construction equipment expenditures. In 2008 and 2007, our total capital expenditures were $492 million and $333 million, respectively. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about our significant manufacturing, engineering and administrative facilities, and parts depots as of December 31, 2009:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States
Benson, MN	Agricultural Sprayers, Cotton Pickers/Packagers	326	Owned/Leased
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned(B)
Cameron, MO	Parts Depot	500	Leased
Dublin, GA	Compact Tractors	65	Owned
Fargo, ND	Tractors; Wheel Loaders	680	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	1,380	Owned
Lebanon, IN	Parts Depot	1,092	Leased
Mt. Joy, IL	Engineering Center	120	Leased
Mountville, PA	Parts Depot	469	Owned
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,108	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,127	Owned
San Leandro, CA	Parts Depot	232	Owned
Wichita, KS	Skid Steer Loaders	494	Owned
Italy
Cento	Parts Depot	109	Owned/Leased
Imola	Backhoe Loaders; Engineering Center	269	Owned
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro Torinese	Crawler Excavators	613	Owned(B)
Turin	Administrative Offices	127	Leased
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Etampes	Parts Depot	242	Owned
LePlessis	Parts Depot/Administrative	847	Owned/Leased
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Daventry	Parts Depot	562	Leased
Germany
Berlin	Graders, Engineering Center	633	Owned
Heidelberg	Parts Depot	173	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Cuiaba	Parts Depot	210	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	927	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Sorocaba	Manufacturing	1,035	Owned
Canada
Regina	Parts Depot	238	Owned
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	635	Owned
Toronto	Parts Depot	332	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,549	Owned
Others
St. Marys, Australia	Office/Warehousing	173	Owned
St. Valentin, Austria	Tractors	462	Leased
New Delhi, India	Tractors; Engineering Center	355	Owned
Paradiso, Switzerland	Commercial, Administrative	10	Leased
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	161	Owned
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-In thousands of square feet

(B)	-Consolidated joint venture

In addition, we own or lease a number of other manufacturing and non-manufacturing facilities, including office facilities, parts depots and dealerships worldwide, some of which are not currently active.

Environmental Matters

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We expect that we may make significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emissions limits become more stringent. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding obligations) are clear, we have budgeted or otherwise made available funds which we believe will be necessary to comply with such laws and regulations. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding liabilities) are uncertain, we are unable to quantify the dollar amount of potential future expenditures and have not budgeted or otherwise made funds available. The failure to comply with these current and anticipated emission regulations could result in adverse effects on our operations’ future financial results.

See also, “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Costs of ongoing compliance with and any failure to comply with environmental laws and regulations could have an adverse effect on our results of operations.”

Capital expenditures for environmental control and compliance in 2009 were approximately $0.9 million and we expect to spend approximately $4.4 million in 2010. The U.S. Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent and pervasive. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 50 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 19 are on the National Priority List promulgated pursuant to CERCLA. For 45 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. In September, 2004, the EPA proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership of our Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. We filed comments on the proposed listing which reflected our opinion that the data does not support the EPA’s alleged scenario. In April, 2006, the EPA finalized the listing. After subsequent remedial investigations were completed by the EPA and us in 2006, the EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by us. The EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against us, certain of our subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, we believe that we have strong legal and factual defenses, and we will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 50 Waste Sites could change.

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

Based upon information currently available, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $89 million. Investigation, analysis and remediation of environmental sites are time consuming activities. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2009, environmental reserves of approximately $52 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

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

	Consolidated		Increase (Decrease) in 2009 vs. 2008	Equipment Operations		Increase (Decrease) in 2009 vs. 2008	Financial Services		Increase (Decrease) in 2009 vs. 2008
	2009	2008		2009	2008		2009	2008
	(in millions, except percents)
Agricultural equipment	$10,663	$12,902	(17)%	$10,663	$12,902	(17)%	$—	$—	—%
Construction equipment	2,120	4,464	(53)%	2,120	4,464	(53)%	—	—	—%

Net Sales	12,783	17,366	(26)%	12,783	17,366	(26)%	—	—	—%
Finance and interest income	1,190	1,356	(12)%	131	205	(36)%	1,190	1,356	(12)%
Eliminations and other	(213)	(246)		—	—		—	—

Total revenue	$13,760	$18,476	(26)%	$12,914	$17,571	(27)%	$1,190	$1,356	(12)%

Equipment Operations and Financial Services Key Trends for 2009

The agricultural equipment industry retail unit sales declined 7% from the strong levels of 2008. Both the tractor and combine industry retail unit sales in total were down; however, combine industry retail unit sales in North America grew. The continued difficulties in residential and commercial construction markets as well as challenging market conditions for livestock and dairy farmers drove down volumes in the under-100 horsepower tractor market. The decline in our net sales was due to industry declines, a decrease in market share and the impact of inventory reduction actions. We saw overall market share for the year decline for tractors due primarily to Rest of World while North America, Latin America and Western Europe were flat. Combine market share for the year declined, with increased market share in Latin America, declines in North America and no material change in Western Europe and Rest of World. Despite competitive pricing pressures, we were able to achieve positive pricing. In anticipation of the overall agricultural equipment industry slow down, we reduced production rates during the year in order to reduce company and dealer inventory. Overall, we were able to achieve positive operating margin.

The construction equipment industry retail unit sales overall declined 38%. The light construction equipment industry continued its decline, which began in fiscal year 2008, and the decline in heavy equipment, which started in the fourth quarter of 2008, continued in 2009. The light construction equipment industry retail unit sales, where we have a stronger market presence, declined 45% with significant declines in all markets. Additionally heavy construction equipment industry retail unit sales declined 30% with significant declines in all markets. Market share for the year in total for both heavy and light construction equipment declined. For both heavy and light construction equipment, market share for Latin America increased but could not offset the declines in Western Europe and Rest of World. North America market share was unchanged for both heavy and light construction equipment. The decline in operating profit was primarily due to the declines in industry volume and destocking actions. In addition we idled many of our production facilities to reduce company and dealer inventory which negatively impacted our results.

Financial Services experienced declines in 2009 in both revenue and net income. The decrease in revenue was largely the result of lower on-book receivables driven primarily by the significant decline in the construction equipment business as well as the declines in the agricultural equipment business. The volume impact on revenue was partially offset by increased ABS revenue and growth in operating lease revenue. ABS activity increased compared to 2008, primarily occurring in the fourth quarter of 2009. Growth in the U.S. and Australia operating lease portfolio drove the increase in the operating lease revenue. In addition to the volume impacts, increased loss provisions due to the adverse effects of the global economic downturn on the construction equipment industry and our Brazil agricultural equipment retail portfolio also contributed to the decline in net income. Decreases in interest expense driven by lower volumes and lower selling, general and administrative expenses only partially offset the volume declines and increased loss provisions. Financial Services also experienced improvement in their liquidity as credit and ABS market conditions modestly recovered. In 2009, there was a return of liquidity to the ABS market as spreads improved throughout the year, but which are still higher than historical averages.

Equipment Operations and Financial Services Key Trends for 2010

We expect to see further slowdowns in 2010 for the agricultural equipment industry as global commodity prices are expected to decline further from 2009 levels. We expect to continue to under produce relative to retail demand on a full year basis to control inventory levels.

We believe the construction equipment industry will improve slightly over 2009 levels based on improvements expected in the overall economy. We will continue to closely manage inventory in preparation for the economic recovery and expect to continue to under produce relative to retail demand.

Financial Services will continue to focus on underwriting controls and receivables management in order to maintain solid portfolio performance. We expect the funding situation to continue to improve, especially in the ABS markets, as we expect spreads to continue to move closer to historical averages. We will continue to evaluate funding alternatives in order to diversify our funding base.

2009 Compared to 2008

Overview of Equipment Operations Results

Net Sales of Equipment

Agricultural Equipment Net Sales

	2009	2008	Decrease in 2009 vs. 2008	2009 vs. 2008 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$4,602	$4,685	$(83)	(2)%	(1)%
Western Europe	3,168	4,079	(911)	(22)%	(7)%
Latin America	1,163	1,551	(388)	(25)%	(6)%
Rest of World	1,730	2,587	(857)	(33)%	(2)%

Total net sales	$10,663	$12,902	$(2,239)	(17)%	(4)%

*	The currency impact is included in the total 2009 vs. 2008 % change.

The decline in our agricultural equipment net sales was due to lower volumes ($2,126 million) and currency, partially offset by positive pricing actions ($391 million) taken during the year. The volume declines were primarily driven by an overall slowdown in the global economy and global credit conditions that generally tightened. Worldwide agricultural tractor and combine industry retail unit sales declined 7%. Combine and tractor industry retail unit sales were down 19% and 7% from the prior year, respectively. Combine industry retail unit sales declined in all regions except North America. Tractor industry retail unit sales were down in all regions except Rest of World, which was up primarily in China. Additionally, our market share for the year was down for agricultural equipment driven by declines in Rest of World, North America, and Western Europe. Latin America market shares were flat.

The decline in North America net sales was primarily driven by the decline in the overall industry and destocking actions taken by us during the year. North American industry retail unit sales declined 19% in total as a 21% decline in tractors was only partially offset by a 15% increase in combines. In response to the industry declines, we under produced relative to retail demand by 12% in total in order to reduce company and dealer inventory, which negatively impacted net sales. We were able to maintain market share for tractors; however, market share for combines was down. Finally, we maintained positive pricing in spite of the competitive pressures in North America to partially offset the decline in volume.

The decline in Western Europe net sales was primarily the result of the industry declines as well as the impact of currency. Industry retail unit sales of tractors decreased 14% and combines decreased 12%. Market share for the year was flat for tractors and combines. The currency impact on net sales primarily resulted from a strengthening U.S. dollar against both the Euro and the British Pound Sterling. Finally, we were able to offset a portion of the industry declines through positive pricing.

The 2008 net sales in Latin America were the result of strong agricultural industry growth in both combines and tractors. The net sales decline in 2009 was primarily a result of the decline in industry retail unit sales as compared to the 2008 levels. Net sales were also negatively impacted by currency due to the strengthening U.S. dollar. Industry retail unit sales declined 19% as tractors decreased 17% and combines decreased 36% from the strong 2008 levels. Despite the industry declines, we maintained market share for the year for tractors and increased market share for combines, which helped to mitigate the impact on net sales resulting from the decline in the industry. We did, however, experience growth in net sales in the fourth quarter of 2009 for combines.

In Rest of World, the decline in net sales was primarily driven by an overall decline in the tractor and combine industry, especially compared to the very strong levels in 2008. Industry decline and the lack of credit availability in the Commonwealth of Independent States (“CIS”) led to a sharp decline in net sales of tractors and combines. CIS was a growing market for us in 2008. Industry retail unit sales of tractors increased 8% overall; however, this was primarily due to an increase in China where we do not have a significant presence. In all other Rest of World markets where we are active except Australia, industry retail unit sales of tractors decreased primarily as a result of adverse credit conditions. Market share in Rest of World markets declined overall as an increase in our combine market share was more than offset by tractor market share declines. We realized positive pricing; however, this was more than offset by the volume declines.

Construction Equipment Net Sales

	2009	2008	Increase (Decrease) in 2009 vs. 2008	2009 vs. 2008 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$622	$1,289	$(667)	(52)%	—%
Western Europe	513	1,266	(753)	(59)%	(3)%
Latin America	588	907	(319)	(35)%	(5)%
Rest of World	397	1,002	(605)	(60)%	—%

Total net sales	$2,120	$4,464	$(2,344)	(53)%	(2)%

*	The currency impact is included in the total 2009 vs. 2008 % change.

The decrease in our construction equipment net sales was primarily driven by declines in industry volume and mix ($2,313 million) and currency impacts which were partially recovered through pricing actions ($45 million). The volume and mix declines were the result of the significant decline in the construction equipment industry as well as destocking actions taken to reduce company and dealer inventory. Worldwide construction equipment industry retail unit sales decreased 38% compared with the prior year with decreases in both the light and heavy construction equipment industries. The decline in construction equipment industry retail unit sales was driven by the overall decline in global economic conditions. For the year, industry retail unit sales of light construction equipment decreased 45% in all markets, driven by decreases in residential and commercial construction activities. Heavy equipment industry retail unit sales declined 30%, with all markets down compared to the prior year. Also contributing to the decline in net sales was a decline in our market share for total heavy and light construction equipment as increases in market share in Latin America were more than offset by the declines in Western Europe and Rest of World. North America market share was flat.

In North America, the decline in net sales was the result of volume and mix declines due to industry and destocking actions taken to reduce company and dealer inventory. Construction equipment industry retail unit sales decreased 48%. Retail unit sales of light construction equipment, where we have a stronger market presence, were down 49% while heavy construction equipment was down 47%. Industry retail unit sales were down for both tractor loader backhoes and skid steers. Market share for the year for both heavy and light construction equipment was flat despite industry declines. The rate of industry decline for both heavy and light construction equipment eased during the fourth quarter of 2009 compared to the substantial reductions in the industry in the second half of 2008.

Net sales in Western Europe declined primarily as a result of industry declines, mix and destocking actions. Industry retail unit sales for both heavy and light construction equipment decreased 51% with heavy construction equipment decreasing 56% and light construction equipment decreasing 49%. The rate of industry decline for both heavy and light construction equipment eased in the fourth quarter of 2009 compared to the substantial volume declines that occurred in the second half of 2008. Tractor loader backhoes and skid steers were down 45% and 41%, respectively. Market share was down for the year in total for both heavy and light construction equipment which contributed to the overall decline in our construction equipment net sales.

Latin America net sales were negatively affected by the decline in both heavy and light construction equipment industry retail unit sales of 56% and 54%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers declined 50% and 62%, respectively. The rate of industry decline slowed slightly in the fourth quarter compared to the previous three quarters in 2009. Partially offsetting these declines was overall strong improvement in market share. Market share growth for the year was strong for light construction equipment with tractor loader backhoes and skid steers up significantly.

In Rest of World, net sales declined due to substantial declines in volume and mix. Industry retail unit sales decreased 36% for light construction equipment and 14% for heavy construction equipment. Industry retail unit sales for tractor loader backhoes and skid steers decreased 42% and 56%, respectively. While the full year was down for both heavy and light equipment industry retail unit sales, industry retail unit sales of heavy and light construction equipment were up in the fourth quarter of 2009. Contributing to the decline in net sales was a decline in market share for the year in both light and heavy construction equipment.

Costs and Expenses – Equipment Operations

The table below represents certain costs and expenses that are more appropriately analyzed as part of the Equipment Operations supplemental disclosures. Other costs and expenses are analyzed later in this discussion, either as part of the Financial Services analysis or on a consolidated basis.

	2009		2008		Increase (Decrease) in 2009 vs. 2008	2009 vs. 2008 % Change
	(in millions, except percents)
Net sales	$12,783	100.0%	$17,366	100.0%	$(4,583)	(26)%

Cost of goods sold	10,862	85.0%	14,054	80.9%	(3,192)	(23)%

Gross profit	1,921	15.0%	3,312	19.1%	(1,391)	(42)%

Selling, general and administrative	1,150	9.0%	1,403	8.1%	(253)	(18)%
Research and development	398	3.1%	422	2.4%	(24)	(6)%
Restructuring	98	0.8%	34	0.2%	64	188%
Interest expense	320	2.5%	358	2.1%	(38)	(11)%
Interest compensation to Financial Services	202	1.6%	275	1.6%	(73)	(27)%
Other, net	201	1.6%	204	1.2%	(3)	(1)%

Gross Profit – Equipment Operations

The decline in gross profit was driven by volume declines and mix ($1,154 million) as a result of a decline in our agricultural equipment business and the significant deterioration in our construction equipment business. Additionally, the gross margin was negatively affected by increased production and economic costs ($471 million) and currency translation, transaction and hedging activities ($240 million). Positive pricing ($436 million), primarily from the agricultural equipment business, only partially offset the volume and mix and production and economic costs.

Agricultural equipment gross profit decreased due to volume declines and mix ($659 million), production and economic cost increases ($306 million), and currency translation, transaction and hedging activities ($245 million), partially offset by pricing ($391 million). Volume and mix declines were primarily driven by declines in sales of both tractors and combines. In the under-40 hp segment, the decline was much more significant. Higher production costs resulted from higher input costs from inventory purchased or manufactured in the prior year. As we reduced inventories, these higher costs negatively impacted our margins. Additionally, in anticipation of the industry slowdown, we reduced production rates to destock our inventories and dealer inventories which negatively impacted our margins. The negative currency impact is primarily the result of a strengthening of the U.S. dollar against the Euro, British pound and Brazilian real. Finally, price increases were maintained despite industry declines and competitive pressure which helped to offset some of the volume declines.

Gross profit for the construction equipment business declined significantly due to volume and mix declines ($495 million) primarily as a result of the significant market retraction and destocking actions taken during the year to reduce company and dealer inventory. Production cost increases ($142 million) also negatively impacted our margins. Included in production cost are higher input costs incurred for inventory produced principally in the prior year. Our margins were negatively impacted as this higher cost inventory was sold during the year. Additionally, many of our production facilities for the construction equipment business were idle during the year which also negatively impacted our margins. The impact of currency translation, transaction and hedging activities also negatively impacted margins due to the strengthening of the U.S. dollar. We did achieve positive pricing in most regions ($45 million).

Selling, general and administrative – Equipment Operations

The decrease in selling, general and administrative expenses was primarily the result of strict cost controls and personnel reductions ($168 million) as well as a favorable currency impact ($85 million). Salaried personnel were reduced by approximately 13% during the year in response to the market declines. Additional cost reductions included information systems, professional fees and travel. The year-over-year comparison was also favorably impacted by currency due to a strengthening U.S. dollar. Net sales declined at a faster rate than the reduction in selling, general and administrative expenses resulting in the increase as a percentage of net sales compared to the prior year.

Research and development – Equipment Operations

Research and development costs increased in the current year as a percentage of net sales reflecting a continued investment in products especially for Tier IV engine development as well as investments in our core product portfolio.

Restructuring – Equipment Operations

In 2009, we announced restructuring actions to consolidate and reorganize activities to align our cost and operating levels to the current economic conditions. As part of the restructuring, we instituted personnel reductions. Additionally, we reorganized the construction equipment internal management organization combining the two brands under one internal management structure. The personnel reductions and construction equipment’s business management restructuring resulted in a cumulative reduction of salaried personnel and agency of approximately 13% including a cumulative reduction of approximately 28% in construction equipment. Additionally, we have decided to move all production activities of our Imola, Italy plant to our plants in Lecce and San Mauro, Italy.

Of the $98 million incurred for restructuring, $93 million related to the current year restructuring activities and primarily consisted of personnel reductions and a curtailment loss due to a permanent reduction in personnel in the United States. In addition, $5 million relates to restructuring actions announced in prior years and consists of severance and other employee related costs incurred under personnel reduction plans and additional costs related to the closure of facilities. The remaining costs expected to be incurred under announced restructuring actions are $28 million.

See “Note 11: Restructuring” of our consolidated financial statements for the year ended December 31, 2009 for a detailed analysis of our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of the Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. We provide “interest-free” floor plan financing and extended payment terms to our dealers primarily in North America and in Western Europe to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of “interest-free” floor plan financing offered to our dealers.

Interest compensation to Financial Services remained consistent with the prior year as a percentage of net sales moving in line with the reductions in volume for both our agricultural and construction equipment.

Other, net – Equipment Operations

The decrease in Other, net was the result of increases in pension and other postemployment benefits related to former employees ($50 million) and product liability costs ($15 million) partially offset by a decrease in foreign exchange losses ($49 million) and other miscellaneous costs.

Equity in income of unconsolidated subsidiaries and affiliates – Equipment Operations

The loss in the current year was primarily related to our construction equipment joint ventures due to the overall decline in the construction equipment industry.

Overview of Financial Services Results

	2009		2008		Increase (Decrease) in 2009 vs. 2008	2009 vs. 2008 % Change
	(in millions, except percents)
Finance and interest income	$1,190	100.0%	$1,356	100.0%	$(166)	(12)%

Selling, general and administrative	336	28.2%	295	21.8%	41	14%
Restructuring	4	—%	5	—%	(1)	(20)%
Interest expense	497	41.8%	606	44.7%	(109)	(18)%
Other, net	129	10.8%	115	8.4%	14	(12)%

Total expenses	$966		$1,021		$(55)	(5)%

On-book asset portfolio	$8,171		$9,825		$(1,654)	(17)%
Managed asset portfolio	$17,257		$17,524		$(267)	(2)%

Finance and interest income – Financial Services

The decrease in finance and interest income was driven by a decline in net interest revenue ($246 million) partially offset by an increase in ABS revenues ($72 million) and an increase in operating lease revenue ($19 million). Net interest revenue’s decline was the result of volume and mix as well as interest rates. The declines related to volume and mix were driven by the decline in the on-book portfolio due to the significant declines in the construction equipment business as well as the declines in the agricultural equipment business. Also contributing to the decline were decreases due to interest rates. Interest rate decreases were primarily the result of benchmark rates declining globally. ABS revenue increased as credit market conditions eased during the year especially during the fourth quarter. ABS revenue includes $128 million of gains on sales of receivables that occurred during the year. Due to a change in the accounting rules for fiscal year 2010, gains on sales of receivables will likely be immaterial but this reduction will be partially offset by higher net interest revenue, as receivables that were previously off-book will be brought back on book and future securitization transactions will no longer qualify for off-book treatment. See “Item 5.A. New Accounting Pronouncements” for further details on the change to the accounting rules.

Selling, general and administrative – Financial Services

The increase in selling, general and administrative expenses was primarily a result of increased loss provisions partially offset by declines in other selling, general and administrative expenses. Loss provisions increased due to the downturn in the U.S. and European construction equipment markets. Additional loss provisions were recorded for Brazil’s retail agricultural equipment portfolio. Partially offsetting the increased loss provisions are personnel reductions and other cost control actions.

Delinquency and loss percentages for our managed portfolio were as follows:

	2009		2008
	Delinquencies	Losses	Delinquencies	Losses
North America	2.74%	0.93%	2.54%	0.54%
Europe	7.30%	0.33%	2.22%	—%
Latin America	27.89%	0.64%	4.97%	0.16%
Rest of World	2.37%	0.56%	7.33%	0.17%

Total	7.50%	0.73%	2.92%	0.34%

The increases in retail delinquencies and the overall losses, as a percentage of outstanding receivables were driven by the Brazilian agricultural equipment loans which did not qualify for the renegotiation extension and the continued global slowdown in the construction equipment market in Europe and North America.

Restructuring – Financial Services

The restructuring expense incurred during 2009 was the result of personnel reductions primarily in the North American and European regions.

Other, net – Financial Services

The increase in other, net was primarily driven by an increase in depreciation expense related to a growing operating lease portfolio.

Consolidated interest expense

The decrease in interest expense was mix and interest rate related as for Equipment Operations, average debt outstanding remained flat. The net interest rate on our Equipment Operations debt declined by approximately 140 basis points. The decline was due to lower interest rates on the floating rate debt of Equipment Operations. Financial Services experienced both a decline in average debt outstanding as well as a decrease in the net interest rate on the debt resulting in a decline in interest expense. The decrease in the average debt outstanding was driven by the increase in off-book ABS transactions.

Consolidated income tax provision

	2009	2008
	(in millions, except percents)
Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$(93)	$1,156
Income tax provision	$92	$385
Effective tax rate	(98.9)%	33.3%

The primary reason for the adverse effective tax rate was due to losses incurred during the year in certain jurisdictions where we could not recognize a tax benefit as well as unfavorable deferred tax asset valuation allowance adjustments.

Also see “Note 10: Income Taxes” of our consolidated financial statements for more information on our income tax provision.

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

Worldwide agricultural tractor and combine industry retail unit sales were up 3% over the prior year driven by an increase of 34% for combines spread across all regions and an increase of 2% in tractors primarily driven by Western Europe and Latin America. The increase in our agricultural equipment net sales was driven by higher volumes as a result of the growing markets and a richer mix of high horsepower tractors and combines ($1,955 million), pricing actions taken during the year ($401 million), and new products ($282 million).

In North America, industry retail unit sales of tractors were down 7% but combines were up 21%. The decrease in the tractor industry was primarily driven by the under-100 horsepower tractor segments. The over-100 horsepower tractor market increased 24% over the prior year. The increase in the over-100 horsepower market, where we have a strong market position, and the increase in the combine industry contributed to the increase in our North American net sales. Our overall market share on tractors was stable with market share gains in the over-40 horsepower tractors offset by a decrease in market share for the under-40 horsepower tractors. For combines, our overall market share was stable primarily due to capacity constraints.

Western Europe industry retail unit sales of tractors and combines increased 3% and 27%, respectively, over the prior year. The improvement in the tractor industry retail unit sales was primarily driven by France, the UK and Germany, partially offset by declines in Spain. Combines experienced increases in all markets. The increases in the industry volumes drove our improvements in net sales. Our overall market share for tractors and combines was stable. Although the overall markets were up for the year, in the fourth quarter the tractor industry declined compared with 2007.

The Latin American market experienced significant growth over the prior year with increases in industry retail unit sales of 36% for tractors and 55% for combines driving the significant improvement in our net sales. We were able to increase market share over the prior year for combines while tractors was unchanged. In contrast to the first nine months of the year, in the fourth quarter, the combine industry did decline compared to the previous year.

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

Worldwide construction equipment industry retail unit sales were down 8% compared with the prior year driven primarily by decreases in the light construction equipment industry, where we have a stronger market position. For the year, industry retail unit sales of light equipment were down in all markets except Latin America, driven by decreases in residential and commercial construction activities. An increase of 2% in the heavy equipment market only partially offset the decline in the light equipment market. Increases in the Latin American and Rest of World construction equipment markets only partially offset the declines in Western Europe and North America. The decrease in our construction equipment net sales was primarily driven by the industry volume and mix changes ($818 million) which were partially recovered through pricing actions ($97 million). Our market share was down for total heavy and light construction equipment.

In North America, market demand for skid steer loaders and backhoe loaders decreased 18% and 26%, respectively. Additionally, demand for heavy construction equipment was down 22% while total light construction equipment was down 8%. The decrease in demand was a result of declines in residential and commercial construction activities. The declines in the industry were the primary drivers of the declines in our construction equipment net sales. Despite the industry volume declines, our market share remained stable.

The Western Europe construction equipment market experienced a total decline of approximately 26% for the full year. Skid steer loaders and backhoe loaders decreased 46% and 44%, respectively. Heavy construction equipment was down 24% while total light construction equipment was down 27%. The decline in the industry volumes and a decline in our market share drove the decrease in our net sales.

The construction equipment market in Latin America improved by 22% over the prior period. The markets for backhoe loaders and skid steer loaders were up 10% and 25%, respectively. Heavy construction equipment increased by 28% over the prior year while total light construction equipment was up 17%. While the full year experienced an increase, the fourth quarter of 2008 was down for heavy equipment by 5% and light construction equipment was down 18%. The improvement in our full year net sales was primarily the result of the growth in the industry during the first nine months of the year. Market share was unchanged with increases in backhoe loaders and skid steer loaders offset by decreased market share in heavy construction equipment.

In the Rest of World markets, the light construction equipment industry volumes were down 13% compared to the prior year while heavy construction equipment was up 20%. Backhoe loader industry volumes were down 16% while skid steer loader volumes improved 12%. The decline in the light construction equipment industry volumes, which began in the second quarter, accelerated during the fourth quarter and was down 45% compared to the fourth quarter of 2007. Heavy construction equipment industry volumes experienced growth in the first three quarters of 2008 but were down 22% relative to the fourth quarter of 2007. The decline in fourth quarter demand was largely driven by the economic downturn and the tightening of the credit markets. The increase in full year net sales was driven by increases in volume and mix in the first nine months, partially offset by the fourth quarter decline. Market share remained stable for both heavy and light construction equipment.

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

Research and development – Equipment Operations

The decrease in research and development costs as a percentage of net sales was the result of increases in net sales outpacing planned spending.

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

The increase in interest compensation over the prior year was primarily the result of the increased volume in the agricultural equipment segment and rate increases due to changes in financial market conditions.

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

Overview of Financial Services Results

	2008		2007		Increase (Decrease) in 2008 vs. 2007	2008 vs. 2007 % Change
	(in millions, except percents)
Finance and interest income	$1,356	100.0%	$1,131	100.0%	$225	20%

Selling, general and administrative	295	21.8%	253	22.4%	42	17%
Restructuring	5	—%	—	—%	5	—%
Interest expense	606	44.7%	479	42.4%	127	27%
Other, net	115	8.4%	70	6.2%	45	64%

Total expenses	$1,021		$802		$219	27%

On-book asset portfolio	$9,825		$9,297		$528	6%
Managed asset portfolio	$17,524		$18,375		$(851)	(5)%

Finance and interest income – Financial Services

The growth in finance and interest income was primarily the result of increases in the amount of the on-book asset portfolio. The increase in the on-book asset portfolio is due to the growth in the agricultural equipment business and the significant decrease in ABS activity. This was partially offset by lower ABS revenue due to the current unfavorable credit markets. The decline in ABS revenue primarily occurred in the North America market where the volume of transactions declined by approximately $1.4 billion from the prior year. Also contributing to the growth in income was an increase in operating lease revenues as net equipment on operating lease increased 18% during the year.

Selling, general and administrative – Financial Services

Loss provisions were the primary driver of the increase in the current year expense resulting primarily from the downturn in the construction equipment market and additional reserves in Brazil. See also “Note 3: Accounts and Notes Receivable” of our consolidated financial statement for the year ended December 31, 2008.

Delinquency and loss percentages for our managed portfolio were as follows:

	2008		2007
	Delinquencies	Losses	Delinquencies	Losses
North America	2.54%	0.54%	2.14%	0.42%
Europe	2.22%	—%	1.45%	0.04%
Latin America	4.97%	0.16%	4.52%	0.06%
Rest of World	7.33%	0.17%	7.75%	0.08%

Total	2.92%	0.34%	2.57%	0.28%

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

Consolidated interest expense

The total amount for consolidated interest expense–Fiat affiliates and consolidated interest expense—other increased to $765 million compared to $701 million in the prior year. The 2007 Equipment Operations amount included a charge of $57 million for the early extinguishment of our $1.05 billion 9 1/4% Senior Notes due in 2011. The increased interest expense was primarily driven by working capital and increases in the on-book receivables and operating lease portfolio. The change in distribution between consolidated interest expense–Fiat affiliates and consolidated interest expense–other is primarily driven by the refinancing of third party debt with Fiat affiliates.

Consolidated income tax provision

	2008	2007
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,156	$830
Income tax provision	$385	$354
Effective tax rate	33.3%	42.7%

The primary drivers of the decrease in the effective tax rate were increased earnings in lower tax rate jurisdictions, an increase in tax credits and other adjustments. Also see “Note 10: Income Taxes” of our consolidated financial statements.

Application of Critical Accounting Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our senior management has discussed the development and selection of the critical accounting policies, related accounting estimates and the disclosure set forth below with our auditors and with the Audit Committee of our Board of Directors. Our critical accounting estimates, which require management’s subjective and complex judgments, are summarized below. Our other accounting policies are described in the notes to our consolidated financial statements.

Allowance for Credit Losses

Our wholesale and retail notes receivables have a significant concentration of credit risk in the agricultural and construction equipment industry and are subject to potential credit losses. We have provided for the expected credit losses (“allowance for credit losses”) based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs, collections and economic conditions. The Company has an established process to calculate a range of possible outcomes and determine the adequacy of the allowance. No single statistic or measurement determines the adequacy of the allowance. The adequacy of the allowance is assessed quarterly. Different assumptions or changes in economic conditions would result in changes to the allowance for credit losses.

Factors utilized in support of our assumptions include estimated collateral values, historical loss experience, portfolio duration, delinquency trends and credit risk quality.

The total allowance for credit losses at December 31, 2009, 2008, and 2007 was $393 million, $269 million, and $302 million, respectively. The allowance for credit losses increased in 2009 due to the continued downturn in the U.S. and European construction equipment markets and additional reserves recorded for Brazil’s retail agricultural equipment portfolio and decreased in 2008 due to transactions which took receivables off-book.

Holding other estimates constant, a 0.15 percentage point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $18 million to the allowance for credit losses at December 31, 2009.

Beginning January 1, 2010, the Company adopted the new accounting guidance relating to variable interest entities. The allowance for credit losses will increase related to the receivables that are consolidated upon adoption of this guidance.

Equipment on Operating Lease Residual Values

Our Financial Services segment purchases equipment from our dealers and other independent third parties and leases it to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. Financial Services’ decision on whether or not to offer lease financing to customers is based, in part, upon estimated residual values of the leased equipment, which are estimated at the lease inception date and periodically updated. Realization of the residual values, a component in the profitability of a lease transaction, is dependent on our ability to market the equipment at lease termination under the then prevailing market conditions. We continually evaluate whether events and circumstances have impacted the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

Total operating lease residual values at December 31 2009, 2008, and 2007 were $427 million, $374 million, and $289 million, respectively. Growth in the residual value for operating leases is consistent with the growth in the portfolio.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10% from our present estimates, the total impact would be to increase our depreciation expense on equipment on operating leases by approximately $43 million. This amount would be charged to depreciation expense during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

Retail Off-Balance Sheet Financing

In connection with our securitization of retail receivables, we retain interest-only strips and other interests in the securitized receivables. Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. Our retained interests are subordinate to the investors’ interests. Gain or loss on the sale of receivables depends in part on the fair value of the retained interests at the date of transfer. Additionally, retained interests after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. We estimate fair value based on the present value of future expected cash flows using our estimate of key assumptions—credit losses, prepayment spreads, and discount rates commensurate with the risks involved. While we use our best estimates, there can be significant differences between those estimates and actual results.

The significant assumptions used in estimating the fair values of retail retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2009, are as follows:

	Weighted Average Assumptions	10% Change	20% Change
		(in millions)
Constant prepayment rate	18.36%	$1.6	$2.4
Expected credit loss rate	1.10%	$4.4	$8.7
Discount rate	10.21%	$7.0	$13.8
Remaining maturity in months	15

The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or lower than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding. In addition, because the Company’s securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing activities rather than cash flows from operating or investing activities.

Consistent with CNH’s adoption of the new guidance related to other-than-temporary impairments (“OTTI”) of debt securities, any OTTIs due to changes in the constant prepayment rate and the expected credit loss rate would be included in the earnings of CNH. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

Beginning January 1, 2010, the Company adopted the new accounting guidance related to variable interest entities. The retained interests, included in the December 31, 2009 balance sheet, will generally be reclassified to receivables for the transactions that are consolidated upon the adoption of this guidance.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. During 2009 and 2008, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. The Company continues to evaluate events and circumstances to determine if additional testing may be required.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Since 2006, we have identified five reporting units: Case IH and New Holland agricultural equipment brands, Case and New Holland

Construction construction equipment brands and Financial Services. Under the first step, our estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of the Company’s assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.

The following summarizes the goodwill assigned to our reporting units and included in the Company’s consolidated financial statements and the percentage by which the fair value exceeded the carrying value (so called “excess”) under the first step of the impairment test performed as of December 31, 2009:

	Amount	Fair Value “Excess”
	(in millions)
Case IH	$685	36.6%
New Holland	975	6.9%
Case	292	31.4%
New Holland Construction	273	11.5%
Financial Services	149	5.1%

Consolidated goodwill	$2,374

The varying levels of “excess” shown above and changes in fair value from the prior year disclosed below are primarily due to differences in geographic mix and manufacturing footprint. The operations of Case IH and Case reporting units are more heavily weighted towards North America, whereas the New Holland and New Holland Construction reporting units are more heavily weighted towards Western Europe and the Rest of World. Additionally, differences in the levels of working capital on hand at year-end impacted the results of the impairment test.

To determine fair value, we have relied on two valuation techniques: the income approach and the market approach.

The income approach is a valuation technique used to convert future expected cash flows to a present value. We use the income approach as the primary approach to measure the fair value of the Equipment Operations reporting units. We believe the income approach provides the best measure of fair value for our Equipment Operations reporting units as this approach considers factors unique to each of our reporting units and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process and represent the most likely amounts and timing of future cash flows based on our long range plan. Our long range plan is updated annually as a part of our annual planning process and is reviewed and approved by senior management. Expected sales growth is based on management’s forecast. The gross margins and operating costs considered in the expected cash flows are also based on management’s five-year forecast and supported by our manufacturing and product development plans. The amounts of capital expenditures and working capital considered in the expected cash flows are based on several factors including the estimated levels required to support the projected levels of growth and product development plan.

Our projections are based on our expectation of further agricultural equipment industry retail unit sales declines in 2010, followed by industry growth in subsequent years. We expect our construction equipment business to improve in 2010 as the industry improves and that as a result, our construction equipment dealers replenish their inventory levels. We expect more significant growth in the construction equipment industry in 2011 and subsequent years.

Several of the assumptions and estimates used as the basis for expected cash flows under the income approach have changed since the prior year. The projected revenues for our construction equipment and New Holland reporting units were reduced to reflect the industry declines that occurred during 2009 and the current industry outlooks. The projected gross margin percentages for all reporting units were increased to reflect management’s expectations regarding pricing and product mix, and to reflect the Company’s manufacturing initiatives and product development, which are expected to reduce inefficiencies and excess capacity. Operating costs for our construction equipment reporting units were reduced to reflect the cost cutting measures taken in 2009, including the reorganization of the management structure and the reduction in the Company’s salaried and agency work force. The impact of cash and working capital requirements were adjusted to reflect expected improvements in working capital management. On an undiscounted basis, the net impact of the changes to management’s five-year cash flow forecast was an increase in cash flows of 2.7% and 1.4% for Case and Case IH, respectively, and a reduction in cash flows of 20.9% and 9.4% for New Holland and New Holland Construction, respectively.

The discount rates used in the income approach are an estimate of the rate of return that a market participant would expect of each reporting unit. To select an appropriate rate for discounting the future earnings stream, a review was made of short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry. The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. We considered the above mentioned factors and selected the following discount rates for the income approach as of December 31, 2009:

Discount Rate
Case IH	13.0%
New Holland	13.0%
Case	13.5%
New Holland Construction	13.5%

The discount rates used in the prior year for the Case IH, New Holland and Case reporting units were higher in order to account for the uncertainty of achievement of the projected cash flows given the state of the industry and capital and credit markets at the end of 2008. These discount rates were reduced in 2009 to reflect the reduction in risk associated with achieving these cash flow projections. The discount rate used for the New Holland Construction reporting unit was increased in 2009 to reflect the higher risk associated with achieving its cash flow projections.

A terminal value is included at the end of the projection period used in our discounted cash flow analyses in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. We have used 2017 as the terminal year in our discounted cash flow analyses performed as of December 31, 2009. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. We selected the following terminal value growth rates for the income approach as of December 31, 2009:

Terminal Value Growth Rate
Case IH	1.0%
New Holland	1.0%
Case	2.0%
New Holland Construction	2.0%

The estimated fair value under the income approach in 2009, including the impact of changes in management assumptions, changed from the prior year as follows:

Change in Fair Value - Percentage Increase (Decrease)
Case IH	59.2%
New Holland	0.6%
Case	8.1%
New Holland Construction	(16.9)%

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. Under the market approach, we apply the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same or similar line of business or be subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

Book value and total asset market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach. We use the market approach as the primary approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management.

Revenue and EBITDA market multiples were utilized in determining the fair value of the Equipment Operations reporting units under the market approach. For our Equipment Operations reporting units, the market approach is used as a secondary approach to further support the income approach. Because the market approach does not evaluate our reporting units’ projected cash flows, we believe the market approach enables validation of the fair values derived from the income approach using market benchmarks.

We identified comparable companies for use in the guideline company approach based on a review of all publicly traded companies in our lines of business. The comparable companies used were determined based on an evaluation of all relevant factors, including whether the companies were subject to similar financial and business risks.

An adjustment to the market pricing multiples used in the guideline company approach may be justified in order to account for the incremental value associated with a controlling interest in the business. Such a “control premium” represents the amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the enterprise. Based on the market conditions as of December 31, 2009, we believed such an adjustment was justified at the reporting unit level and therefore used a 10-40% control premium in our analysis of the fair value of the reporting units under the market approach.

Our implied market capitalization (based on total outstanding shares and stock price as of December 31, 2009) was lower than our book value and the indicated fair value from our goodwill impairment test as of

December 31, 2009. However, our reporting units have continued to generate cash flow from their operations, and we expect that to continue in future periods. While our implied market capitalization is an indicator of expected future performance, we believe a fair value determination should also consider factors such as recent trends in our stock price and an expected control premium at the Company level based on comparable transactional history. We believe there is a reasonable basis for the excess of estimated fair value of our reporting units over our implied market capitalization at December 31, 2009.

Given the low level of “excess” under the first step of the 2009 impairment test, we also performed sensitivity analyses of the estimated fair value using the income approach for the New Holland and New Holland Construction reporting units. A key assumption in our fair value estimates is the discount rate used for discounting cash flow estimates to present value. We noted that an increase in the discount rate of 90 and 140 basis points for New Holland and New Holland Construction, respectively, could cause each reporting unit’s carrying value to exceed fair value. If step two of the impairment test were to be required, the fair values of the assets and liabilities of the reporting unit, other than goodwill, could differ significantly from their carrying values, resulting in the recognition of a material goodwill impairment charge.

Measuring the estimated fair value of our reporting units requires judgment and the use of estimates by management. We can provide no assurance that a material impairment charge will not occur in a future period. Our estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, worldwide economic factors, technological changes and the achievement of the anticipated benefits of our profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause us to re-evaluate the carrying value of goodwill. We will continue to monitor circumstances and events in future periods to determine whether additional impairment testing is necessary. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on our financial position and statement of operations.

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

The sales incentive accruals at December 31, 2009, 2008, and 2007 were $690 million, $660 million, and $607 million, respectively. The incentive accruals increase during 2009 is due to programs initiated by CNH to reduce inventory and maintain competitive pricing in the market. The incentive accruals increased during 2008 primarily due to the increase in equipment sales.

Over the last three years, the percentage of sales allowance costs to net sales from dealers has varied by approximately plus or minus 2.5 percentage points, comparing the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if the estimated percentage were to increase or decrease 2.5 percentage points, the sales allowances for the year ended December 31, 2009 would increase or decrease by approximately $320 million, which would positively or negatively impact operating margins.

Warranty Costs

At the time a sale of equipment to a dealer is recognized, we record the estimated future warranty costs for the product, primarily basic warranty coverage. We generally determine our total warranty liability with reference to our historical claims rate experience. Our warranty obligations are affected by component failure rates, replacement costs and dealer service costs, partially offset by recovery from certain of our vendors. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the warranty liability would be required.

The product warranty accruals at December 31, 2009, 2008, and 2007 were $301 million, $294 million, and $297 million, respectively.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to related net sales. Over the last three years, this percentage has varied by approximately 0.1 percentage points, comparing the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.1 percentage points, the warranty expense for the year ended December 31, 2009, would increase or decrease by approximately $13 million.

See “Note 14: Commitments and Contingencies” of our consolidated financial statements for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Benefits

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements, we sponsor pension and other retirement plans in various countries. In the U.S. and the U.K., we have major defined benefit pension plans that are separately funded. Most of our pension plans in other countries are not funded. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors, which attempt to anticipate future events. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, and health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from those assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of operations but have been recognized in equity. For most of our plans, we recognize net gain or loss as a component of our pension and other retirement plans’ expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. However, for a number of our smaller plans, we recognize all gains and losses immediately in expense.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on pension and other postretirement benefit obligations and expense:

	2010 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits—U.S.:
Assumed discount rate	$(8)	$9	$(110)	$132
Expected long-term rate of return on plan assets	(9)	9	N/A	N/A
Pension benefits—International:
Assumed discount rate	(5)	8	(170)	209
Expected rate of compensation increase	8	(6)	48	(42)
Expected long-term rate of return on plan assets	(10)	10	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(10)	14	(105)	127
Assumed health care cost trend rate (initial and ultimate)	22	(19)	106	(90)

Tax Contingencies

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. Some of our tax positions could be challenged by the taxing authorities. The estimate of our tax contingencies reflects uncertainties because management must use judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would generally be recognized as a reduction in our effective income tax rate in the period of resolution. See “Note 10: Income Taxes” of our consolidated financial statements for further information on our accounting for tax contingencies.

New Accounting Pronouncements

In June 2009, the FASB issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The guidance is effective for transactions entered into starting on January 1, 2010. We expect that the impact will be that certain transactions that have historically met the derecognition criteria will no longer qualify for derecognition.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance also addresses the effect of changes required by the new accounting guidance which changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. We adopted the guidance on January 1, 2010. We expect that it will be necessary to consolidate a significant portion of our off-book receivables and related liabilities, principally debt, upon adoption of this guidance. The impact is expected to increase assets and liabilities (principally debt) by approximately $6 billion and decrease equity by approximately $50 million. In addition, because the Company’s securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing transactions rather than cash flows from operating or investing activities.

B. Liquidity and Capital Resources.

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows, our consolidated balance sheets and off-balance sheet financing. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2010. See “Sources of Funding—Funding Policy” below for more information regarding our funding strategy. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flows

Our cash flows from operating activities are primarily a result of net income (loss), working capital requirements and changes in dealer receivable levels. Our cash flows from investing and financing activities principally reflect capital expenditures, changes in deposits with Fiat affiliates’ cash management pools, our level of investment in financial receivables, changes in our funding structure and dividend payments.

The $630 million increase in consolidated cash and cash equivalents, during the year ended December 31, 2009, reflects the generation of cash in our operating and investing activities which was partially offset by the utilization of cash from our financing activities. Cash and cash equivalents at Financial Services increased by $513 million, while cash and cash equivalents at Equipment Operations increased by $117 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2009	2008	2007
	(in millions)
Equipment Operations	$1,145	$(282)	$1,001
Financial Services	1,220	936	(1,034)
Eliminations	(153)	(4)	(62)

Consolidated	$2,212	$650	$(95)

Equipment Operations generated $1,145 million of cash flows from operations in 2009, primarily due to $1,200 million in cash flows from working capital reductions. Cash provided by working capital reductions is comprised of $809 million from receivable reductions and $1,360 million from inventory reductions, offset by cash used to reduce payables by $969 million. The primary drivers of the working capital reductions in 2009 were the lower levels of revenues, the sale of receivables to Financial Services and changes in our production schedules that were made to compensate for the lower levels of demand. The cash provided by working capital reductions was partially offset by the impact of the 2009 net loss of $222 million and an increase in prepayments and other current assets related to higher levels of tax receivables. The increase in cash flows from operating activities in 2009 compared to 2008 reflects the decrease in working capital levels that occurred in 2009, while $1,379 million in cash was used due to increases in working capital levels during 2008. The increase in year-over-year cash flow was partially offset by the decline of net income.

Financial Services generated $1,220 million of cash from operating activities in 2009, resulting primarily from $858 million in cash from decreases in dealer and other accounts receivables, from net income of $174 million and depreciation and amortization of $128 million. The decrease in receivables is attributable to the increase in sales of receivables to the ABS markets.

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2009	2008	2007
	(in millions)
Equipment Operations	$(691)	$(1,066)	$(890)
Financial Services	1,924	(2,731)	(1,502)
Eliminations	—	8	—

Consolidated	$1,233	$(3,789)	$(2,392)

The utilization of cash in investing activities at Equipment Operations reflects capital expenditures of $217 million and an increase in deposits in Fiat affiliates’ cash management pools of $451 million. Capital expenditures were principally related to initiatives to introduce new products and enhance manufacturing efficiency. Capital expenditures for 2010 are anticipated to be approximately $400 million, up 84% from the 2009 level due to incremental spending associated with the deployment of new engine technology.

Cash provided by investing activities at Financial Services totaled $1,924 million resulting from proceeds from retail securitizations of $3,775 million, collections of retail receivables of $4,466 million, proceeds from the sale of equipment on operating lease of $140 million, $107 million for retained interests, and withdrawals from Fiat affiliates’ cash management pools of $289 million. Partially offsetting these sources of cash were $6,552 million of investments in retail receivables and investments in equipment on operating leases of $302 million. Net cash provided from securitization transactions in 2009 was $1,796 million, up $3,902 million from 2008, as securitization markets re-opened in 2009, leading to an increase in new securitization funding and gains in 2009, which were in sharp contrast with the securitization markets that virtually ceased to operate in 2008.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2009	2008	2007
	(in millions)
Equipment Operations	$(356)	$1,128	$(432)
Financial Services	(2,766)	1,719	2,608
Eliminations	153	(4)	62

Consolidated	$(2,969)	$2,843	$2,238

Equipment Operations cash flows used by financing activities of $356 million reflects the use of $1,017 million in cash to reduce short-term and long-term borrowings. Partially offsetting this use of cash, was $676 million in cash received for the reduction of intersegment notes from Financial Services. Net cash provided by financing activities in 2008 primarily related to increases in short-term and long-term borrowings.

Cash flows used by financing activities for Financial Services of $2,766 million primarily reflects a reduction in short-term and long-term borrowings of $1,937 million in addition to cash used to reduce intercompany notes from Equipment Operations of $676 million. In 2009, Financial Services paid dividends to Equipment Operations of $153 million, compared to $4 million in 2008. Net cash provided by financing activities in 2008 primarily related to increases in short-term and long-term borrowings.

Credit Ratings

As of the date of this report, our long-term unsecured debt was rated BB+ (Outlook negative) by S&P; Ba3 (stable outlook) by Moody’s; and BBB Low (negative trend) by DBRS. A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Sources of Funding

Funding Policy

In the current environment of high uncertainty in the financial markets, our policy is to maintain a high degree of flexibility with our funding and investment options by using a broad variety of financial instruments to maintain our desired level of liquidity.

In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets, commercial bank lines, and funding Financial Services with a combination of receivables securitizations, conduit financing and other transactions. While a significant portion of our financing has historically come from Fiat and Fiat affiliates, there is no assurance that funding from Fiat and its affiliates will continue at current levels or terms, if at all.

A summary of our strategy follows:

•

To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, we will continue to sell our receivables to Financial Services and rely primarily on internal cash flows including further inventory reductions. We also maintain a funding relationship with Fiat through the overdraft facilities granted to us under the cash pooling arrangements operated by Fiat treasury subsidiaries in a number of jurisdictions. We may supplement our short-term financing by entering into new credit lines with banks.

•

As funding needs of Equipment Operations are determined to be of a longer-term nature, we may access public medium- and long-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

We will look at the public ABS market as an important source of funding in North America and Australia; however, we will maintain and further develop the multi-avenue funding strategy we initiated in the second half of 2008, which was based on diversifying our funding sources and expanding our investor base. Additional funding needs of Financial Services will be covered by the renewal and possibly the increase of Asset-Backed Commercial Paper (“ABCP”) Programs, private ABS deals and by the sale of selected portfolios of receivables in bilateral transactions with investors or other financial institutions. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks. We will integrate our funding strategy for Financial Services with alternative sources of financing which will be determined on a case-by-case basis. Alternative means of funding could include bank facilities, both short and long-term, capital market transactions and private placements.

•	Financial Services in Brazil continues to utilize financing provided by BNDES to support the growth of the agricultural sector of the economy and issuances of certificates of deposit.

•	Financial Services has also relied in the past, and may continue to rely, on intersegment borrowings from Equipment Operations.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners similar to our agreement with BPLG, new funding arrangements or a combination of the foregoing.

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

Our ability to obtain financing is limited by certain covenants in our indentures and credit agreements. As described below, since December 31, 2009, we have been subject to more stringent restrictions on the incurrence of indebtedness than in prior periods under the indenture governing our 7.125% senior notes due 2014. See “—Long term debt” below.

Consolidated Debt

As of December 31, 2009, and 2008, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2009	2008	2009	2008	2009	2008
	(in millions)
Long-term debt excluding current maturities	$5,050	$5,347	$3,231	$2,698	$2,650	$2,968
Current maturities of long-term debt	2,386	2,530	774	1,143	2,058	1,387
Short-term debt	1,972	3,480	297	716	3,430	4,740

Total debt	$9,408	$11,357	$4,302	$4,557	$8,138	$9,095

On December 31, 2009, our outstanding consolidated debt with Fiat and its affiliates was $2.9 billion, or 31% of our consolidated debt, compared to $5.2 billion or 46% as of December 31, 2008. The main reason for the decrease in our consolidated debt with Fiat was the opportunity to refinance part of our borrowings with third parties: for Equipment Operations, with a $1.0 billion issue of debt securities at an annual fixed rate of 7.75% due in 2013; and for Financial Services, with new securitizations.

We believe that Net Debt, defined as total debt less intersegment notes receivable, deposits in Fiat affiliates’ cash management pools and cash and cash equivalents, is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the sum of Net Debt and Total Equity. Net Debt and Net Capitalization are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2009 and 2008 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2009	2008	2009	2008	2009	2008
	(in millions, except percentages)
Total debt	$9,408	$11,357	$4,302	$4,557	$8,138	$9,095
Less:
Cash and cash equivalents	1,263	633	290	173	973	460
Deposits with Fiat	2,251	2,058	2,144	1,666	107	392
Intersegment notes receivables	—	—	2,398	2,295	634	—

Net debt (cash)	5,894	8,666	(530)	423	6,424	8,243
Total equity	6,810	6,575	6,809	6,574	2,378	2,074

Net capitalization	$12,704	$15,241	$6,279	$6,997	$8,802	$10,317

Net debt (cash) to net capitalization	46%	57%	(8)%	6%	73%	80%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2009	2008	2009	2008	2009	2008
	(in millions, except percentages)
Total debt	$9,408	$11,357	$4,302	$4,557	$8,138	$9,095
Total equity	6,810	6,575	6,809	6,574	2,378	2,074

Total capitalization	$16,218	$17,932	$11,111	$11,131	$10,516	$11,169

Total debt to total capitalization	58%	63%	39%	41%	77%	81%

The Net Cash position of Equipment Operations in 2009, compared to a Net Debt position in 2008, reflects the reduction in working capital, which resulted in higher cash and lower debt levels.

The decrease in Financial Services Net Debt principally reflects significant collections and securitizations of retail receivables in 2009.

Long term debt

As of December 31, 2009, our consolidated long-term debt was $7.4 billion, including $2.4 billion of current maturities, compared to $7.9 billion and $2.5 billion, respectively, as of the end of the prior year.

Equipment Operations long-term debt as of December 31, 2009, which was $4.0 billion, including $774 million of current maturities, consisted of bonds and medium-term notes in the aggregate amount of approximately $1.7 billion, two long-term loans from a Fiat treasury subsidiary in the aggregate amount of $800 million, medium-term loans and borrowings under credit facilities with third parties and Fiat in the aggregate amount of $577 million and drawdown from the syndicated credit facility in the amount of €300 million ($432 million) and intersegment notes in the amount of $473 million.

As of December 31, 2009, Financial Services’ long-term debt was $4.7 billion, including $2.1 billion of current maturities, and consisted primarily of $1.3 billion of borrowings under committed credit lines related to our retail lending activities in Brazil, $309 million of borrowing under a Canadian asset-backed facility, $1.4 billion of borrowing from Fiat, $849 million of borrowing from third parties and intersegment notes in the amount of $804 million.

Our ability to obtain financing is limited by certain covenants in the indenture governing our 7.125% Senior Notes due 2014.

Pursuant to the indenture governing Case New Holland Inc.’s 7.125% Senior Notes, as of December 31, 2009, CNH and its restricted Equipment Operations subsidiaries were permitted to incur additional indebtedness under credit facilities in an aggregate amount not to exceed approximately $1.5 billion. In addition, CNH and its restricted Equipment Subsidiaries may incur additional indebtedness to refinance certain of their indebtedness with new indebtedness with a weighted average life to maturity at least as long as the remaining weighted average life of the indebtedness being refinanced.

In addition, CNH and its restricted Equipment Operations subsidiaries are subject to restrictions under the indenture governing CNH’s 7.125% Senior Notes with respect to their ability to pay dividends, repurchase capital stock, make certain investments, and merge with or into other companies.

Notwithstanding the restrictions, CNH may pay dividends on its common shares in an amount not to exceed $60.0 million in any calendar year, provided that no default or event of default with respect to the 7.125% Senior Notes has occurred and is continuing.

A more detailed description of our long-term debt is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Short Term Debt

As of December 31, 2009, our consolidated short-term debt was $2.0 billion, compared to $3.5 billion as of the end of the prior year.

Equipment Operations’ short-term debt as of December 31, 2009 was $297 million and consisted of mainly off $129 million of drawdowns from credit facilities and intersegment notes in the amount of $161 million.

As of December 31, 2009, Financial Services’ short-term debt was $3.4 billion, and consisted of $1.6 billion of inter-company borrowings, $1.5 billion of drawdowns from credit facilities (of which $279 million were granted by Fiat treasury subsidiaries, $828 million were financed under ABCP warehouse facilities and $370 million were financed under various other facilities with third parties), and $359 million of loans (of which $251 million were granted from Fiat treasury subsidiaries).

A more detailed description of our short-term debt is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Credit Facilities

Credit facilities and debt outstanding under such facilities consist of committed and uncommitted credit facilities.

As of December 31, 2009, we had approximately $4.4 billion available under our $9.2 billion total lines of credit, including asset-backed facilities, of which $600 million were committed lines, $2.6 billion of uncommitted lines and $1.2 billion in asset-backed facilities.

Of the total $4.8 billion drawn under such lines, $1.6 billion is classified as short term debt, $1.6 billion is classified as current maturities of long-term debt and $1.6 billion classified as long-term debt.

A more detailed description of our credit facilities is provided under “Note 9: Credit Facilities and Debt” in our consolidated financial statements.

Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable

Cash and cash equivalents were $1.3 billion as of December 31, 2009, compared to $633 million as of December 31, 2008. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2009, and 2008.

	Consolidated		Equipment Operations		Financial Services
	2009	2008	2009	2008	2009	2008
	(in millions)
Cash and cash equivalents	$1,263	$633	$290	$173	$973	$460

Deposits with Fiat	$2,251	$2,058	$2,144	$1,666	$107	$392

Intersegment notes receivable:
Current	$—	$—	$1,893	$1,976	$308	$—
Long-term	—	—	505	319	326	—

Total intersegment notes receivables	$—	$—	$2,398	$2,295	$634	$—

The amount of deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to deposits with Fiat also varies, as a function of the cash flows of those CNH subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide.

At December 31, 2009, we had approximately $2.3 billion of cash deposited in the Fiat affiliates’ cash management pools compared with $2.1 billion at the end of the prior year. The total amount deposited in the Fiat affiliates’ cash management pools as of December 31, 2009, included $1.2 billion deposited by our subsidiaries in the United States and in Canada, $886 million deposited by certain of our European subsidiaries with a treasury subsidiary managing cash in most of Europe excluding Italy, and $122 million deposited by our Italian subsidiaries with a treasury subsidiary managing cash in Italy.

Securitization

The following table summarizes the principal amount of our retail, wholesale and credit card receivables in the United States, Canada and Europe which are not included in our consolidated balance sheet (“off-book receivables”) at December 31, 2009, and 2008:

	2009	2008
	(in millions)
Wholesale receivables	$2,316	$2,328
Retail and other notes and finance leases	4,207	3,044
Credit card	181	186

Total	$6,704	$5,558

As part of its overall funding strategy, the Company securitizes and transfers financial receivables via securitization transactions. Following the contraction of the ABS market in 2008, we were able to obtain alternative funding through other third-party sources. When the ABS markets improved in 2009, in part through government-sponsored initiatives, we returned to the ABS market for a portion of our funding. While we utilized the ABS markets in 2009, we continued to expand and diversify our sources of funding.

Beginning January 1, 2010, the Company adopted the new accounting guidance which amends the accounting for variable interest entities. The impact is expected to increase assets and liabilities approximately $6 billion and decrease equity by approximately $50 million. The Company will also adopt the new accounting guidance which changes the accounting for transfers of financial assets. All qualifying special purpose entities (“QSPE”) will be eliminated, requiring all related receivables to be brought back on book. We expect the impact of this guidance will be that certain transactions that have historically met derecognition criteria will no longer qualify for derecognition. In addition, because the Company’s securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing activities rather than cash flows from operating or investing activities.

Wholesale

In the U.S., Financial Services sells eligible receivables on a revolving basis to privately and publically structured securitization facilities. The receivables are initially sold to a wholly-owned special purpose entity (“SPE”), to achieve bankruptcy remoteness. The SPE, which is consolidated by CNH, legally isolates the receivables from creditors of CNH. In turn, this subsidiary established a separate trust to which the receivables are transferred in exchange for proceeds from debt issued by the trust. The trust qualifies as a QSPE under the accounting guidelines and accordingly, is not consolidated by CNH. This transaction is utilized as an alternative to the issuance of debt.

In the event charge-offs reduce the pool of receivables sold below certain limits, the investors in the facility have recourse against our retained undivided interests in the sold receivables. The amounts of these retained undivided interests fluctuate with the size of the sold portfolio, as they are specified as percentages of the sold receivables. The retained undivided interests are recorded at cost, which approximates fair value due to the short-

term nature of the receivables. Investors have no recourse to us in excess of the retained undivided interests. We continue to service the sold receivables and receive a fee, which represents the fair value of the services provided.

The facilities have consisted of a master trust facility in both the U.S. and Canada. The U.S. master trust facility consists of the following: $583 million term senior and subordinated asset-backed notes issued in August, 2009 with a three year maturity, and three 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $500 million renewable August, 2010, $300 million renewable October, 2010 and $250 million renewable November, 2010. During 2009, the Canadian facility no longer qualified as an off-book securitization and consequently, is now recorded as secured borrowing.

As of December 31, 2009, we had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold	Facility Outstanding	Retained Undivided Interest
	(in millions)
United States	$2,312	$1,633	$679

As of December 31, 2008, we had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Facility Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$1,917	$1,917		$1,550	$1,550		$367	$367
Canada	C$	270	222	C$	190	156	C$	80	66

Financial Services recognized gains on sale of these receivables of $51 million, $54 million and $111 million for the years ended December 31, 2009, and 2008 and 2007, respectively.

Each of the facilities contains minimum portfolio performance thresholds which, if breached, could preclude us from selling additional receivables originated on a prospective basis. We would have to find an alternative source of funding which may be consolidated on our balance sheet.

In addition, Financial Services has various factoring programs for the revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2009 and 2008, the amount of outstanding receivables under these factoring programs were €666 million ($959 million) and €484 million ($674 million), respectively, of which, €483 million ($696 million) and €346 million ($482 million) were sold and, accordingly, removed from the balance sheet at December 31, 2009 and December 31, 2008, respectively.

Retail

Within our asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the SPEs and the limited nature of each SPE’s activities, each SPE is classified as a QSPE and therefore, the assets and liabilities of the QSPEs are not consolidated in our consolidated balance sheets. This allows the SPE to issue highly-rated securities which provide us with a cost-effective source of funding.

We maintain access to the asset-backed term markets in both the United States and Canada. During 2009, SPE affiliates of our U.S. Financial Services’ subsidiaries executed $2.9 billion in retail asset-backed transactions and SPE affiliates of our Canadian Financial Services’ subsidiaries executed C$934 million ($823 million) in retail asset-backed transactions. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through our dealer network. Financial Services applied the proceeds from the securitizations to repay outstanding debt. At December 31, 2009, $4.2 billion of asset-backed securities issued to investors out of the U.S. and Canadian SPE’s were outstanding with a weighted average expected remaining maturity between 22 and 26 months.

We agree to service the receivables transferred for a fee and earn other related ongoing income customary with the securitization programs. We also may retain all or a portion of subordinated interests in the QSPEs. These interests are reported as assets in our consolidated balance sheets. The amount of the fees earned and the levels of retained interests that we maintain are quantified and described in “Note 3: Accounts and Notes Receivable” of our consolidated financial statements.

No recourse provisions exist that allow holders of the asset-backed securities issued by the QSPEs to put those securities back to us although we provide customary representations and warranties that could give rise to an obligation to repurchase from the QSPE any receivables for which there is a breach of the representations and warranties. Moreover, we do not guarantee any securities issued by the QSPEs. Our exposure related to these QSPEs is limited to the cash deposits held for the benefit of the holders of the asset-backed securities issued by the QSPEs including the retained interests in the QSPEs, which are reported in our consolidated balance sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as servicer.

Credit Card

Financial Services continues to sell credit card receivables on a revolving basis to a privately owned 364-day facility, renewable in October, 2010. The receivables sold were removed from our balance sheet. As of December 31, 2009 and 2008, CNH had the following credit card receivable securitization facility:

	2009	2008
	(in millions)
Facility limit	$200	$200
Receivables sold	248	255
Facility outstanding	181	186
Retained undivided interest	67	69

Our off book funding programs are further described in “Note 3: Accounts and Notes Receivable” of our consolidated financial statements.

Other Restricted Receivables

A portion of our securitizations are not recorded as sales, but are accounted for as secured borrowings. Accordingly, the related receivables are included in our consolidated balance sheet, but are classified as restricted assets.

The following table summarizes our other restricted receivables at December 31, 2009, and 2008:

	2009	2008
	(in millions)
Asset-backed commercial paper (“ABCP”) conduit facilities	$1,006	$1,912
Wholesale receivables	586	—
Australia retail receivables	365	87
North America receivables	173	285

Total other restricted receivables	$2,130	$2,284

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayments of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” in our consolidated financial statements for more information regarding ABCP facilities.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Plan assets are primarily held in trusts and invested to provide for current and future pension benefits. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our estimated obligations. At December 31, 2009 and 2008, our pension plans had an underfunded status of approximately $848 million and $833 million, respectively. These amounts included pension plan obligations for plans that we do not currently fund of $481 million and $483 million at December 31, 2009 and 2008, respectively.

The Pension Protection Act of 2006 (“PPA”) was enacted in August, 2006, and established, among other things, new standards for funding of U.S. defined benefit pension plans. One of the primary objectives of the PPA is to improve the financial integrity of underfunded plans through the requirement of additional contributions. During 2009, we made a discretionary contribution of $90 million to our U.S. defined benefit pension plan trust. In 2010, we anticipate making a discretionary contribution of up to $70 million to the U.S. defined benefit pension plan trust. Based on projections of minimum funding requirements, there will be no contribution required in 2011 through 2014 for this plan. We will continue to consider making discretionary contributions to our pension and other benefit plans in the future, based on availability of cash and other options available to us.

During 2009, we contributed $61 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions to such plans in 2010 of approximately $62 million.

Other Postretirement Benefit Obligations

These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At December 31, 2009, and 2008, our other postretirement benefit obligations had an underfunded status of $1.1 billion, and $1.1 billion, respectively.

During 2009 and 2008, we did not make any voluntary contributions to our postretirement benefit plans, however, we contributed $69 million and $74 million in order to fund benefit payments made during 2009 and 2008, respectively. We anticipate that cash requirements for other postretirement employee benefit costs will be approximately $78 million in 2010.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” of our consolidated financial statements for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $398 million, $422 million, and $409 million of research and development costs in the years ended December 31, 2009, 2008, and 2007, respectively.

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

Through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, we have a significant tradition of technological innovation in the agricultural and construction equipment industries. As of December 31, 2009, we hold over 3,900 patents and over 950 additional applications are pending. We believe that we are among the market leaders for the number of patents in the product classes in which we compete.

D. Trend Information.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” including: “Equipment Operations and Financial Services Key Trends for 2009”, “Equipment Operations and Financial Services Key Trends for 2010” and “2009 Compared to 2008.”

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

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2009, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt	$7,436	$2,386	$2,169	$1,798	$1,083
Interest on fixed rate debt(1)	1,424	340	575	360	149
Interest on floating rate debt(1)	1,043	217	405	344	77
Operating leases(2)	149	38	44	25	42
Tax contingencies(3)	60	60	—	—	—

Total contractual cash obligations	$10,112	$3,041	$3,193	$2,527	$1,351

(1)	The interest funding requirements are based on the 2009 interest rates and the assumption that short-term debt will be renewed for the next five years.
(2)	Minimum rental commitments.

(3)

The company applies the provisions of accounting guidance that clarifies the accounting for tax contingencies. See “Note 10 Income Taxes” of our consolidated financial statements. The total amount of gross tax contingencies, including positions impacting only the timing of tax benefits was $423 million for the year ended December 31, 2009. Payment of these liabilities would result from settlements with taxing authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with respective taxing authorities.

Other Liabilities

We expect that our Other Long-term Liabilities and Purchase Obligations, described below, will be funded with cash flows from operations and additional borrowings under our credit facilities.

We had interest expense of approximately $346 million for the year ended December 31, 2009, on floating rate debt. If the average floating interest rate increased by 0.5%, our interest expense would have increased approximately $31 million for the year.

At December 31, 2009, Financial Services was under various agreements to extend credit for the following managed portfolios:

	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$5,315	$305	$5,010
Wholesale and dealer financing	$5,584	$2,930	$2,654

The private label credit cards are issued by CNH to retail customers for purchases of parts and services at dealerships which sell our equipment.

In the normal course of business, we and our subsidiaries provide indemnification for guarantees that financial institutions and Fiat provide in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds, and bonds related to litigation. As of December 31, 2009, total commitments of this type were approximately $541 million.

In addition, we provide payment guarantees on financial debts of customers for approximately $451 million, of which the main guarantee relates to credit lines with BNDES. BNDES, a development agency of the government of Brazil, has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of certain third party financial institutions participating in the BNDES program. Through Financial Services, we have guaranteed this portfolio against all credit losses. At December 31, 2009, the guaranteed portfolio balance is $349 million.

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2010, we anticipate making total discretionary contributions to our U.S. defined benefit pension plans of up to $70 million, and anticipate making contributions to our other defined benefit pension plans of approximately $62 million prior to consideration of any discretionary contributions.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2010, we anticipate contributions to our other postretirement benefit plans of approximately $78 million prior to consideration of any discretionary contributions.

We expect to pay income taxes in 2010 of approximately $65 million for years ended December 31, 2009, and prior. Income tax payments beyond 2010 are contingent on many variable factors and cannot be accurately predicted.

Purchase Obligations

We estimate that, for 2010, expenditures for property, plant and equipment and other investments to support our margin improvement initiatives, our new product programs and other requirements may be approximately $400 million. Additionally, we anticipate expenditures of approximately $225 million in 2010 by our Financial Services segment for equipment that will be purchased from dealers and leased to customers under operating lease arrangements.

Purchase orders made in the ordinary course of business are excluded from this section. As of December 31, 2009, the Company does not have a material level of purchase obligations under contracts that specify fixed or minimum quantities and prices.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements: regarding our competitive strengths; business strategy; future financial position, operating results or economic performance; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider to be key economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and government intervention in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs (including those that may result from farm economic conditions in Brazil), consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

Furthermore, in light of recent difficult economic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management.

The Board of Directors consists of ten directors, seven of which are independent directors as provided in the listing standards and rules of the NYSE. The directors serve for a term of one year and may stand for re-election the following year.

As of February 25, 2010, our directors and certain senior managers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	President, Chief Executive Officer, and Director	2005/1999
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John Lanaway	Director	2006
Kenneth Lipper	Director	1996
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Steven C. Bierman	Chief Financial Officer (ad interim) and President, CNH Capital	2009 2005
Barry L. Engle	President, New Holland Agricultural Equipment	2008
Pierre Fleck	President, Parts and Service	2008
Franco Fusignani	President and Chief Executive Officer, CNH International S.A.	2006
Andreas Klauser	President, Case IH Agricultural Equipment	2009
James E. McCullough	President, Construction Equipment	2009

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

Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a Director of CNH on May 7, 2002. Dr. Hiler served the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science from 2004-2007. He previously held the position of Vice Chancellor for Agriculture and Life Sciences and Dean of the College of Agriculture and Life Sciences. He served as Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in

1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University System. He retired from academia in 2007. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University, and he has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer and recipient of numerous educational and research awards, Dr. Hiler is the author of over 100 professional publications.

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College St- Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

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

Dr. Peter Kalantzis, Director, born December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been working as an independent consultant since October 2000. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Cham, (Switzerland); Chairman of the Board of Clair Ltd., Cham; Chairman of the Board of Directors of PrivatAir Holding Ltd., Geneva. He is a member of the Board of Directors of Lamda Development Ltd., Athens; of Paneuropean Oil and Industrial Holdings, Luxembourg; of Von Roll Holding Ltd., Breitenbach (Switzerland); of Transbalkan Pipeline BV (Amsterdam); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

John Lanaway, Director, born on April 13, 1950, was elected a Director of CNH on April 7, 2006. Mr. Lanaway has been working as Chief Financial Officer, North America, of McCann Erickson North America,

one of the largest marketing communications networks in the world, since November 2007. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he has held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant- Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Kenneth Lipper, Director, born on June 19, 1941, was elected a Director of CNH on February 10, 1996. He was Executive Vice President of Cushman & Wakefield, Inc. from 2005 through 2008. In 2009 he became Senior Advisor of Cushman & Wakefield, Inc. He continues to serve as Chairman and CEO of Lipper & Company, LLC. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days” and has been involved as a producer and/or author in “The Winter Guest,” “City Hall,” and “Wall Street.” He is a partner and co-publisher of the celebrated biography series “Penguin Lives,” under the Lipper/Viking Penguin imprint. Mr. Lipper is a Trustee of the Council of Excellence in Government, the Governor’s Committee on Scholastic Achievement and a member of the Council on Foreign Relations, Economic Club of New York and The Century Club. Mr. Lipper received a B.A. from Columbia University, a J.D. from Harvard Law School and Masters in Civil Law from New York University/Faculty of Law & Economics, Paris.

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed Director of CNH on July 22, 2004, and Chairman on April 7, 2006. Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A. since June 2004, whose Board of Directors he joined in May 2003. He has also served as Chief Executive Officer of Fiat Group Automobiles S.p.A., Fiat’s car division, since February 2005. He began his professional career in Canada. From 1983 to 1985, he worked as an accountant and tax specialist for Deloitte & Touche. From 1985 to 1988, he was Group Controller and then Director of Corporate Development at the Lawson Mardon Group of Toronto. In 1989 and 1990, he held the position as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Vice President of Finance and Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group, which was acquired by Alusuisse Lonza (Algroup) in 1994. Between 1994 and 2000, he held various positions of increasing responsibility at Algroup, headquartered in Zurich, until becoming Chief Executive Officer. He then went on to head the Lonza Group Ltd, following its demerger from Algroup, first as Chief Executive Officer (2000-2001) and then as Chairman (2002). In February 2002, he became Chief Executive Officer of the SGS Group of Geneva, a world leader in the area of inspection, verification, testing and certification services. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. In 2008, he was appointed non-executive Vice Chairman and Senior Independent Director of UBS. He is a member of the Board of Philip Morris International Inc. and a member of the General Council of Confindustria, of Assonime (the association of Italian corporates), of Unione Industriale di Torino (Employers’ Association of Turin) and of ACEA (European Automobile Manufacturers Association). He is also Chairman of the Italian Branch of the Council for the United States and Italy. He is a permanent member of the Fondazione Giovanni Agnelli. In June 2009, he also became Chief Executive Officer of Chrysler Group LLC. Mr. Marchionne is a recipient of: an Honorary Doctor of Laws degree from the University of Windsor, a degree in Economics honoris causa from the CUOA Foundation and a degree ad honorem in Industrial Engineering and Management from Polytechnic University in Turin. Mr. Marchionne also holds the honour of Cavaliere del Lavoro.

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

Steven Bierman, President, CNH Capital, born on March 20, 1955, was appointed President, CNH Capital on September 30, 2005, and was previously Vice President of Commercial Finance for CNH Capital. On June 23, 2009, he was appointed interim Chief Financial Officer. Prior to joining CNH, Mr. Bierman was employed by Fremont General Corporation in Santa Monica, California, from 1998 to 2004. From 2002 to 2004, Mr. Bierman served as Chief Information Officer for Fremont Investment and Loan, a subsidiary of Fremont General Corporation. From 1998 to 2002, Mr. Bierman was employed by Fremont Financial Corporation, also a subsidiary of Fremont General Corporation, first as Senior Vice President for its syndicated loan group and after as President and Chief Operating Officer. Between 1996 and 1998, Mr. Bierman served as Senior Vice President/National Credit Manager of the Union Bank of California in the Commercial Finance Division. From 1986 to 1996, Mr. Bierman held a variety of positions with General Electric Capital Corporation. Additionally, Mr. Bierman is a Certified Public Accountant.

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

Franco Fusignani, President and Chief Executive Officer of CNH International SA, born on September 19, 1945, was appointed President and Chief Executive Officer of CNH International SA on July 1, 2007. He has responsibility for both New Holland Agriculture and Case IH, the agricultural brands of CNH, and New Holland Construction and Case Construction in Africa, Middle East, CIS, Asia, Australia and New Zealand (with a special focus on China, Turkey, India and Japan for the local presence of industrial and commercial JVs and manufacturing activities). After joining the Fiat Group in 1970 as an engineer, he held a variety of positions within the industrial and business’ activities of the Group. In 1978, Mr. Fusignani took the lead of the Fiat diesel operations (trucks, bus, engines) in Latin America. In 1981, he established the new Iveco Diesel Engine Division in Europe. In 1986, Mr. Fusignani was appointed vice president of the Industrial Construction Equipment operations. In 1991 he took the lead of the European Agricultural Commercial operations and in 1996 of the International Agricultural business establishing new industrial presence in Poland, Turkey, India, China, Mexico and strengthening the commercial presence in Africa, Middle East, Asia and CIS. Before being named CEO of CNH International SA, he served as senior vice president of CNH Agricultural Industrial Product Development.

Andreas Klauser, President, Case IH Agricultural Equipment, born on October 14, 1965, was appointed President, Case IH Agricultural Equipment on December 1, 2009. Mr. Klauser was previously Vice President & General Manager Commercial/Marketing Europe for Case IH and Steyr branded products for CNH St. Valentin, in addition to serving as Sales and Marketing Director for CNH Osterreich from 2006 to 2009. Mr. Klauser served as Business Director Central Europe CNH (St. Valentin, Modena and Plock) for NH, CASE IH and STEYR branded products from 2000 to 2006. He served as Business Director Eastern Europe for CASE IH and STEYR for Company CASE STEYR LANDMASCHINENTECHNIK (St. Valentin and Paris) from 1997 to 1999. And, from 1990 to 1996 he was Export Manager STEYR tractors for Italy and Eastern Europe for Company STEYR Landmaschinentechnik (St. Valentin/Austria).

James E. McCullough, President, Construction Equipment, born on June 27, 1950, was appointed President, Construction Equipment on July 21, 2009. He has responsibility for both New Holland Construction Equipment and Case Construction Equipment. Mr. McCullough was appointed President, Case Construction Equipment on September 30, 2005, and was previously President, Construction Equipment N.A. of CNH from June 2003. Mr. McCullough served as Senior Vice President, Construction Equipment Commercial Operations, N.A. from 2002 to 2003 and Senior Vice President, Case Commercial Operations Worldwide from 1999 to 2002. Prior to the business merger of New Holland and Case, he served as Vice President and General Manager, Case Construction Equipment Division from 1995 to 1998. Between 1988 and 1990, Mr. McCullough served in a variety of positions with Case.

B. Compensation.

Directors’ Compensation

The following table summarizes remuneration paid or accrued in cash or common shares to Directors for the year ended December 31, 2009, excluding directors who are employees of Fiat and are not compensated by us:

	Grant Price	Dr. Edward A. Hiler	Leo W. Houle	Dr. Rolf M. Jeker	Dr. Peter Kalantzis	John B. Lanaway	Kenneth Lipper	Jacques Theurillat	Harold Boyanovsky	Total
Salary		$—	$—	$—	$—	$—	$—	$—	$847,071	$847,071
Annual Fees		115,000		115,000	120,000	84,000		77,500		511,500
Common Shares Granted
3/19/2009	$10.22		35,000			9,000		19,375		63,375
6/17/2009	$15.43		35,000			9,000		19,375		63,375
9/15/2009	$18.23		35,000			9,000		19,375		63,375
12/14/2009	$24.74		35,000			9,000		19,375		63,375
Future Remuneration:
Pension Plan									96,217	96,217
Bonus:
Cash									290,330	290,330

Total		$115,000	$140,000	$115,000	$120,000	$120,000	$—	$155,000	$1,233,618	$1,998,618

Outside directors also may elect to have a portion of their compensation paid in stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat do not receive compensation from us.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on July 22, 2008, provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be an outside director. Prior to 2007, we also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2009 and 2008, there were 700,058 and 746,067 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2009:

	2009
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	92,508	$31.01
Granted	29,661	15.51
Forfeited	(750)	77.05
Exercised	(4,000)	9.23

Outstanding at end of year	117,419	27.54

Exercisable at end of year	117,419	27.54

See “Note 17: Option and Incentive Plans” of our consolidated financial statements for a detailed discussion of our stock option and incentive programs.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2009 was approximately $3.9 million, including $100,000 of pension and similar benefits paid or set aside by us.

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. There were no contributions to the Individual Top Hat Scheme in 2009 and 2008.

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

For information regarding the period of time our directors have served, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management.” None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment.

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2009, there were seven meetings of our Board of Directors. Attendance at these meetings was 96%. The Audit Committee met six times during 2009 and attendance at those meetings was 100%. The Corporate Governance and Compensation Committee met three times during 2009 with 100% attendance at such meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses, among other things, our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also schedules one annual meeting that is devoted to discussing our strategy.

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

The Audit Committee currently consists of Messrs. Theurillat, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, Internal Auditor and representatives from our independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives from our independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present. The Charter for the Audit Committee is available on our web site (www.cnh.com). Our annual report on Form 20-F and quarterly results and other current reports on Form 6-K are available free of charge as soon as reasonably practicable after they are filed with the SEC. The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

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

D. Employees.

At December 31, 2009, 2008, and 2007, we had approximately 28,450, 31,500, and 28,150 employees, respectively. As of December 31, 2009, there were approximately 17,300 employees in the agricultural equipment business, 4,150 in the construction equipment business, and 850 in the financial services business, with the remaining 6,150 in parts and service and other roles shared by all business units. As of December 31, 2009, as broken down by geographic location, there were 9,850 employees in North America, 12,450 employees in Europe, 3,800 employees in Latin America, and 2,350 employees in the Rest of World.

Unions represent many of our production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 700 of our hourly production and maintenance employees in the United States continues through April, 2011. The International Association of Machinists, which represents approximately 520 of our employees in Fargo, North Dakota, ratified a new 5 1/2 year contract in October, 2006, which expires in April, 2012.

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

Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to our employees who are also board members are issued from the CNH Equity Incentive Plan (“EIP”). The following table summarizes outstanding stock options for directors as of December 31, 2009, excluding directors who are employees of Fiat and are not compensated by us:

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Beginning Balance as of 1/1/09
(automatic option)	11/12/1999	77.05	750	—	—	—	—	—	—	—	750
	12/20/1999	68.85	—	—	60,000	—	—	—	—	—	60,000
	2/29/2000	56.09	713	—	—	—	—	—	—	—	713
	6/6/2000	60.63	660	—	—	—	—	—	—	—	660
(automatic option)	6/7/2000	60.00	1,500	—	—	—	—	—	—	—	1,500
(automatic option)	5/8/2003	9.23	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	4/26/2004	21.22	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	5/3/2005	17.28	4,000	4,000	—	—	—	—	—	—	8,000
(automatic option)	4/7/2006	27.70	4,000	4,000	—	4,000	4,000	4,000	4,000	4,000	28,000
	7/5/2006	23.87	—	—	—	—	—	—	—	1,047	1,047
	9/25/2006	21.20	—	—	11,543	—	—	—	—	—	11,543
	10/3/2006	22.32	—	—	—	4,480	1,008	—	—	1,121	6,609
	12/29/2006	27.45	—	—	—	3,643	820	—	—	911	5,374
	2/16/2007	37.96	—	—	42,299	—	—	—	—	—	42,299
	3/30/2007	38.04	—	—	—	2,629	592	—	—	657	3,878
	6/30/2007	50.95	—	—	—	1,963	442	—	—	491	2,896
	9/28/2007	60.54	1,487	—	—	1,652	—	—	—	413	3,552
	12/27/2007	66.41	1,356	—	—	1,506	—	—	—	—	2,862
	3/19/2008	50.08	1,798	—	—	1,997	—	—	—	—	3,795
	6/2/2008	48.12	—	—	10,574	—	—	—	—	—	10,574
	6/17/2008	42.51	2,118	—	—	2,353	—	—	—	—	4,471
	9/15/2008	29.58	3,043	—	—	—	—	—	—	—	3,043
	12/15/2008	15.63	7,358	—	—	—	—	—	—	—	7,358
Beginning Total			28,783	16,000	124,416	24,223	6,862	4,000	4,000	8,640	216,924
– Vested/Not Exercised			24,783	12,000	81,795	20,223	2,862	—	—	4,640	146,303
– Not Vested			4,000	4,000	42,621	4,000	4,000	4,000	4,000	4,000	70,621
Total Options Granted in 2009
	3/19/2009	10.22	11,252	—	—	—	—	—	—	—	11,252
	4/30/2009	13.58		—	85,518	—	—	—	—	—	85,518
	6/17/2009	15.43	7,453	—	—	—	—	—	—	—	7,453
	9/15/2009	18.23	6,308	—	—	—	—	—	—	—	6,308
	12/14/2009	24.74	4,648	—	—	—	—	—	—	—	4,648
2009 Sub-Total			29,661	—	85,518	—	—	—	—	—	115,179
Options Forfeited in 2009	11/12/1999	77.05	750	—	—	—	—	—	—	—	750
	12/20/1999	68.85	—	—	60,000	—	—	—	—	—	60,000
Total Options Forfeited in 2009			750	—	60,000	—	—	—	—	—	60,750
Options Exercised in 2009	5/8/2003	9.23		4,000							4,000
Total Options Exercised 2009			—	4,000	—	—	—	—	—	—	4,000
Closing Balance as of 12/31/09
Closing Total			57,694	12,000	149,934	24,223	6,862	4,000	4,000	8,640	267,353
– Vested/Not Exercised			57,694	12,000	74,647	24,223	6,862	4,000	4,000	8,640	192,066
– Not Vested			—	—	75,287	—	—	—	—	—	75,287

The following table summarizes outstanding performance share units held by directors with respect to which vesting has not yet occurred.

	Grant Date	Price		Harold Boyanovsky	Total
Beginning Balance as of 1/1/09
	12/15/2006	$26.99	(A)	100,000	100,000

Total Beginning Balance—Not Vested				100,000	100,000

Ending Balance as of 12/31/09—Not Vested				100,000	100,000

(A)	Fair value based on initial estimate of achieving targets in 2010.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders.

As of December 31, 2009, our outstanding capital stock consisted of common shares, par value €2.25 ($3.23) per share. As of December 31, 2009, there were 237,398,518 common shares outstanding. At December 31, 2009, we had 597 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is our largest single shareholder. Consequently, Fiat controls all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

The following table sets forth the outstanding common shares of CNH as of December 31, 2009:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands	211,866,037	89%
Other shareholders	25,532,481	11%

Total	237,398,518	100%

Our directors and executive officers, individually and collectively, owned less than 1% of our common shares at December 31, 2009.

B. Related Party Transactions

As of December 31, 2009, Fiat owned approximately 89% of our common shares.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.4 billion) syndicated credit facility with a group of banks, which matures in August 2010. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($432 million) of this borrowing capacity was allocated to us with additional amounts potentially available depending on the usage by other borrowers. As of December 31, 2009, this facility was fully drawn, €300 million ($432 million) by us and €700 million ($1,008 million) by other Fiat affiliates. See “Note 9 Credit Facilities and Debt.”

Fiat, through certain of its treasury subsidiaries, has also made available to us and certain of our subsidiaries, pursuant to a Facility Agreement entered into in February 2009, a multi-currency revolving credit facility currently scheduled to mature February 26, 2010. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The interest rates on advances under the credit agreement range from LIBOR + 0.15% per annum to LIBOR + 5.75% per annum during 2009. We have agreed to pay a commitment fee of 0.20% per annum on any unused amount of the facility. As of December 31, 2009, $418 million was outstanding under the facility.

On December 31, 2009, our outstanding consolidated debt with Fiat and its affiliates was $2.9 billion, or 31% of our consolidated debt, compared to $5.2 billion, or 46% as of December 31, 2008. The main reason for the decrease in our consolidated debt with Fiat was the opportunity to refinance part of our borrowings with third parties: for Equipment Operations, with $1.0 billion issue of debt securities at an annual fixed rate of 7.75% due in 2013; and for Financial Services, with new securitizations.

Fiat guarantees $1.4 billion of our debt with third parties, which is 22% of our outstanding debt with third parties. We pay Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2009 and in 2008, we paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, we participate in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including us, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). Our positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at LIBOR plus 0.15%. Interest earned on our deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $32 million, $58 million, and $48 million in the years ended December 31, 2009, 2008, and 2007, respectively.

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

We purchase engines and other components from the Fiat Group, and companies of the Fiat Group provide us with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant security, research and development, information systems and training. The companies of the Fiat Group also provide purchasing services to us. We sell certain products to subsidiaries and affiliates of Fiat. In addition, we enter into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. We and our subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.9 billion and $2.0 billion as of December 31, 2009, and 2008, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to us in Europe and Brazil through an affiliate that uses shared service centers to provide such services to various Fiat companies. Fiat provides internal audit services at the direction of our internal audit department in certain locations where we believe it is more cost effective to use existing Fiat resources. In 2005 and 2004, we purchased network and hardware support from and outsourced a portion of our information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. We use a broker that is an affiliate of Fiat to purchase a portion of our insurance coverage. We purchase research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

In certain tax jurisdictions, we have entered into tax sharing agreements with Fiat and certain of its affiliates. Our management believes the terms of these agreements are customary for agreements of this type and are as advantageous as filing tax returns on a stand-alone basis. In order to optimize the tax efficiency of the Company, New Holland Tractors and Fiat India Private Limited effectuated an amalgamation as of April 1, 2007 for Indian fiscal and statutory purposes, which was approved by the Delhi and Bombay High Court on September 23, 2008. We obtained a fairness opinion from an independent third party financial advisor that documents that the consideration received by the parties to the transaction represent an arm’s-length “value-for-value” exchange.

During 2008 we entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. We paid $17 million and $8 million related to this reimbursement agreement in 2009 and 2008, respectively. The Juventus Football Club S.p.A., in which EXOR S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. Founded in 1897, Juventus is one of the most prominent professional soccer teams in the world. EXOR is one of the major investment holding companies in Europe. Among other things, EXOR also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. We obtain services from SGS, for verification, inspection, control and certification activities and also obtain real estate services from Cushman & Wakefield.

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

The following table summarizes our sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(in millions)
Sales to affiliated companies and joint ventures	$200	$317	$115

Purchase of materials, production parts, merchandise and services	$818	$1,185	$771

Finance and interest income	$32	$58	$48

As of December 31, 2009 and 2008, CNH had trade payables to affiliated companies and joint ventures of $270 million and $456 million, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes.

At its meeting on February 15, 2010, our Board of Directors recommended that we not declare any dividend in 2010.

Item 9.	The Offer and Listing

A. Offer and Listing Details.

Our common shares are quoted on the NYSE under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the NYSE for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
January 2010	$28.50	$23.69
December 2009	25.94	23.86
November 2009	24.57	18.87
October 2009	22.73	16.22
September 2009	18.93	14.87
August 2009	19.99	17.05

Year ended December 31, 2009
First Quarter	$19.17	$6.01
Second Quarter	18.69	11.03
Third Quarter	19.99	11.83
Fourth Quarter	25.94	16.22
Full Year	25.94	6.01

Year ended December 31, 2008
First Quarter	$68.82	$44.78
Second Quarter	57.17	33.89
Third Quarter	39.18	19.95
Fourth Quarter	20.66	11.09
Full Year	68.82	11.09

2007	$68.02	$26.14
2006	$30.50	$18.14
2005	$22.10	$16.07

On February 17, 2010, the last reported sales price of our common shares as reported on the NYSE was $25.66 per share. There were approximately 596 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

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

Issues Relating to Our Directors

Our directors serve on our Board of Directors for a term of approximately one year, such term ending on the day the first general meeting of shareholders is held in the following calendar year and may stand for re-election for any subsequent year. The shareholders elect the members of our Board of Directors at a general meeting. The shareholders may also dismiss or suspend any member of the Board of Directors at any time by a majority of the votes cast at a general meeting.

While the directors may, by majority vote, fix a remuneration for the directors in respect of the performance of their duties, the remuneration policy (and any amendment thereto) must be adopted by the general meeting of shareholders. We are not permitted to grant directors any personal loans, guarantees or the like unless in the normal course of business and at terms applicable to all Company personnel—and then only with approval by the Board. Members of the Board are not subject to an age limitation arising from the Articles of Association; however, pursuant to Corporate Governance Guidelines (Board Structure and Director Qualifications) adopted by the Board, no director may stand for re-election in the year following the year of his/her 70th birthday (unless such requirement is waived by the Corporate Governance and Compensation Committee). There is no minimum or maximum number of shares in order to qualify as a director of the Company.

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

Our Board of Directors must approve our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, the laws of The Netherlands permit an extension of this period for up to six additional months by approval of the shareholders at a general meeting. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption at a general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of The Netherlands. Examples of reservations of liability required by the laws of The Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of The Netherlands, a discharge of liability does not extend to matters not shown in the annual accounts or otherwise not properly disclosed to the shareholders.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion of our corporate governance practices and guidelines.

Issues Relating to Our Shares and Shareholders

Our authorized share capital is €1,350,000,000, consisting of 400,000,000 common shares and 200,000,000 Series A Preferred Stock with each having a par value of €2.25 per share. We will issue shares (both common shares and Series A Preferred Stock) only in registered form. We have two share registers, one is kept at our office in The Netherlands (representing the non-tradable shares) and one is kept by our agent in the United States (representing tradable shares), who also acts as transfer agent and registrar for the common shares and Series A Preferred Stock.

Our Board of Directors has the power to issue common shares and/or preference shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on March 20, 2009, the shareholders authorized our Board of Directors to issue shares for five years.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash, nor for shares issued to our employees or employees of our group companies. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our general meeting of shareholders on March 20, 2009, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting. These provisions apply equally to any issue by us of rights to subscribe for shares.

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

CNH and its restricted Equipment Operations subsidiaries are subject to restrictions under the indenture governing Case New Holland Inc’s 7.125% Senior Notes with respect to their ability to pay dividends, repurchase capital stock, make certain investments, and merge with or into other companies.

Notwithstanding the restrictions, CNH may pay dividends on its common shares in an amount not to exceed $60.0 million in any calendar year, provided that no default or event of default with respect to the 7.125% Senior Notes has occurred and is continuing. See “Note 9: Credit Facilities and Debt” in our consolidated financial statements for more information regarding the 7.125% Senior Notes.

The Board of Directors may resolve that we pay dividends out of our share premium reserve or out of any other reserve available for shareholder distributions under the laws of The Netherlands, provided that payment from reserves may only be made to the shareholders who are entitled to the relevant reserve upon our dissolution. However, we may not pay dividends if the payment would reduce equity to an amount less than the aggregate share capital plus required statutory reserves. The Board of Directors may resolve that we pay interim dividends, but the payments are also subject to these statutory and other restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us.

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

We may acquire shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

our equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account, plus (2) any reserves required to be maintained by the laws of The Netherlands; and

•

after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10% [1] of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

Our Board of Directors may repurchase shares only if our shareholders have authorized the repurchases. Under the laws of The Netherlands, an authorization to repurchase shares will remain in effect for a maximum of 18 months.

Under the laws of The Netherlands regarding the disclosure of holdings in listed companies, if our shares are admitted to official quotation or listing on Euronext or on any other stock exchange in the European Union, registered holders and some beneficial owners of our shares must promptly notify us and the Securities Board of The Netherlands if their shareholding reaches, exceeds or thereafter falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, or 95% of our outstanding shares. For this purpose, shareholding includes economic

[1]

Please note that due to an amendment of the Dutch Civil Code, listed N.V.’s are now allowed to acquire up to 50% of their own shares. However, CNH Global N.V. may only acquire up to 10% of its own shares, because that maximum is stated in article 6(1)(c) of the company’s Articles of Association.

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

Certain material transactions are subject to review and approval of our shareholders. Such transactions include: (1) the transfer to a third party of all or substantially all of the business of the Company; (2) the acquisition or disposal by the Company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the Company’s assets; and (3) the entry into or termination of a long-term joint venture of the Company or a subsidiary with another legal entity or company, or of the Company’s position as a fully liable partner in a limited partnership or a general partnership, where such entry into or termination is of far-reaching importance to the Company.

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

Taxation of Dividends

Subject to the Personal Foreign Investment Company (“PFIC”) rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent that such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. For foreign tax credit purposes, dividends will generally be income from passive sources outside the United States and will, depending on the U.S. Holder’s circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S Holder.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized in the sale or other taxable disposition and its tax basis (determined in U.S. dollars) of the common shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

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

Netherlands Taxation

The following is a general summary of certain Dutch tax consequences of the acquisition, the ownership and the disposition of our shares, applicable to Non-Resident holders of shares (as defined below). This summary does not purport to describe all possible tax considerations or consequences that may be relevant to such holder or prospective holder of shares and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Scope of the summary

The summary of Dutch taxes set out in this section “Netherlands Taxation” only applies to a holder of shares who is a Non-Resident holder of shares. For the purpose of this summary, a holder of shares is a Non-Resident holder of shares if such holder is neither a resident nor deemed to be resident in The Netherlands for Dutch tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Dutch Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001”) as they apply to residents of The Netherlands.

Please note that this summary does not describe the tax considerations for:

(i) holders of shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under The Dutch Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (a) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (b) holds rights to acquire, directly or indirectly, such interest; or (c) holds certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii) holders of shares in us if the shareholding qualifies as a participation for the purposes of The Dutch Corporate Income Tax Act 1969 (in Dutch: “Wet op de vennootschapsbelasting 1969”). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may, amongst others, also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii) holders of our shares who are individuals and derive benefits from our shares that are a remuneration or deemed to be a remuneration for activities performed in The Netherlands by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001); and

(iv) pension funds and other entities that are resident in another state of the European Union, Norway and Iceland and that are not subject to or exempt from corporate income tax.

Withholding Tax

Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognised for purposes of Dutch dividend withholding tax, unless a certain exception applies;

•

an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognised for purposes of Dutch dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid-in capital, recognised for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (in Dutch: “zuivere winst”), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

If a holder of shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. If a holder of shares is an entity that is resident in a member state of the European Union, Norway or Iceland, and, generally, holds 5% or more in our nominal paid-up share capital and meets certain other conditions, such holder may be eligible for a full exemption from Dutch dividend withholding tax. The exemption may also be available if a holder of shares is an entity that is resident in a member state of the European Union and the shareholding in us would have qualified as a participation as described under “Scope of the summary” above, if the holder of shares were a taxpayer in The Netherlands.

In general, a Non-Resident holder of shares may credit the Dutch dividend withholding tax against its income tax or corporate income tax liability in The Netherlands, if the shares are attributable to a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands of such Non-Resident holder of shares.

A recipient of a dividend of the shares that is a qualifying company and that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992 (the “Convention”) may be entitled to a reduced rate of dividend withholding tax (a “U.S. Holder”). These conditions include but are not limited to being a resident of the U.S. for the purposes of the Convention, being the beneficial owner of such dividend and qualifying under Article 26 of the Convention (the so-called “Limitations on Benefits” Article).

To claim a reduced withholding tax rate under the Convention (both reduction and refund procedure), the U.S. Holder that is a company must file a request with the Dutch tax authorities for which no specific form is available.

A recipient that is a qualifying tax-exempt pension, trust or a qualifying tax-exempt organization and that satisfies the conditions of the Convention may be entitled to exemption or a refund of paid dividend taxes. Qualifying tax exempt pension funds must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt U.S. organizations are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms my be obtained from the “Belastingdienst/Limburg/kantoor buitenland”, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and,

•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in The Dutch Dividend Withholding Tax Act 1965 (in Dutch: “Wet op de dividendbelasting 1965”). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

A Non-Resident holder of shares will not be subject to Dutch taxes on income or on capital gains in respect of any payment under the shares or any gain realised on the disposal or deemed disposal of the shares, provided that:

(i)

such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

(ii)

in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the shares that go beyond ordinary asset management and does not derive benefits from the shares that are (otherwise) taxable as benefits from other activities in The Netherlands.

Gift and Inheritance Taxes

No Dutch gift or inheritance taxes will arise on the transfer of the shares by way of a gift by, or on the death of, a Non-Resident holder of shares, unless, in the case of a gift of the shares by an individual, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, an individual that holds the Dutch nationality will be deemed to be resident in The Netherlands if such individual has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, amongst others, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if such individual has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the holding or disposal of the shares.

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

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures on transactions using financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. We do not hold or issue derivative or other financial instruments for speculative purposes, or to hedge translation risk.

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

For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of: (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes: (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) those related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $23 million, $43 million and $40 million at December 31, 2009, 2008, and 2007, respectively. Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

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

As the expected future net income from our operations is dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. This potential exposure has resulted in a negative impact of $87 million in 2009 and a positive impact of $36 million and $48 million in 2008 and 2007, respectively. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations for those countries not under inflation accounting result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2009, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $338 million, $320 million and $366 million at December 31, 2009, 2008, and 2007 respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature. The change in fair value of these investments can have an impact on our consolidated statement of operations.

Interest Rate Risk Management

We are exposed to market risk from changes in interest rates. We monitor our exposure to this risk and manage the underlying exposure both through the matching of financial assets and liabilities and through the use of financial instruments, including swaps, caps, forward starting swaps, and forward rate agreements for the net exposure. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of our financial assets and liabilities. We do not hold or issue derivative or other financial instruments for speculative purposes.

We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2009, and 2008, resulting from a hypothetical, instantaneous 10% change in the interest rate applicable to such financial instruments would be approximately $19 million and $11 million, respectively, based on the discounted values of their related cash flows.

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

Changes in Market Risk Exposure as Compared to 2008

Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2008.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009 pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting was effective.

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

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the internal control over financial reporting of CNH Global N.V. (a Netherlands Corporation) and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 23, 2010 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph related to the adoption on January 1, 2009 of a new accounting standard related to noncontrolling interests and retrospectively applied the reporting requirements for all periods presented.

DELOITTE & TOUCHE LLP

Chicago, Illinois

February 23, 2010

(d) Change in Internal Control over Financial Reporting

There have been no changes in internal controls or in other factors that could materially affect internal controls during the year ended December 31, 2009.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that each member of the audit committee, namely, Dr. Peter Kalantzis, Mr. John Lanaway, and Mr. Jacques Theurillat are audit committee financial experts. All are independent directors under the NYSE standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics which is applicable to all employees including our principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website, www.cnh.com, and may be found as follows: from our main page, first click on “Corporate Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2009. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2009, and 2008:

	2009	2008
Audit Fees	$7,974,000	$9,549,000
Audit-Related Fees	1,612,000	1,749,000
Tax Fees	25,000	50,000

Total	$9,611,000	$11,348,000

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

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have no announced share buyback plans.

Item 16F.	Changes in Registrant’s Certifying Accountant

None.

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

The following discussion summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies:

•

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors and employees and by requiring that only one board member may be “dependent”. Currently, a majority of our Board (seven of the ten members) are “independent” under the NYSE definition. This composition of our Board does not fully comply with the requirements of the Dutch Code of Best Practices Provisions.

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

•

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be approved by the shareholders. However, our Audit

Committee is directly responsible for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

•

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans. Pursuant to Dutch law and article 11 of our Articles of Association, the remuneration policy for directors is to be adopted by the general meeting of shareholders. The board of directors shall determine the remuneration for each director, with due observance of the remuneration policy. In addition, plans to award shares or the right to subscribe for shares shall be submitted by our Board to the general meeting of shareholders for its approval.

•

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code Best Practices Provisions recommend shareholder approval for payments of dividends. In accordance with the Dutch Code Best Practices Provisions and pursuant to article 20 of our Articles of Association, annual dividends must be approved by our shareholders. For a discussion of our dividend policy, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Issues Relating to Our Shares and Shareholders.”

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, on January 1, 2007, the Company changed its method of accounting for income tax uncertainties. Also, as discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting and reporting for noncontrolling interests and retrospectively applied the reporting requirements for all periods presented.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

Chicago, Illinois

February 23, 2010

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(in millions, except per share data)
Revenues:
Net sales	$12,783	$17,366	$14,971	$12,783	$17,366	$14,971	$—	$—	$—
Finance and interest income	977	1,110	993	131	205	190	1,190	1,356	1,131

	13,760	18,476	15,964	12,914	17,571	15,161	1,190	1,356	1,131

Costs and Expenses:
Cost of goods sold	10,862	14,054	12,154	10,862	14,054	12,154	—	—	—
Selling, general and administrative	1,486	1,698	1,436	1,150	1,403	1,183	336	295	253
Research, development and engineering	398	422	409	398	422	409	—	—	—
Restructuring	102	39	85	98	34	85	4	5	—
Interest expense—Fiat affiliates	189	308	140	78	101	39	111	207	101
Interest expense—other	482	457	561	242	257	319	386	399	378
Interest compensation to Financial Services	—	—	—	202	275	247	—	—	—
Other, net	334	342	349	201	204	224	129	115	70

	13,853	17,320	15,134	13,231	16,750	14,660	966	1,021	802

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	(93)	1,156	830	(317)	821	501	224	335	329
Income tax provision	92	385	354	33	279	245	59	106	109
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	9	13	9	174	242	229	9	13	9
Equipment Operations	(46)	40	89	(46)	40	89	—	—	—

Net income (loss)	(222)	824	574	(222)	824	574	174	242	229
Net income (loss) attributable to noncontrolling interests	(32)	(1)	15	(32)	(1)	15	—	—	—

Net income (loss) attributable to CNH Global N.V.	$(190)	$825	$559	$(190)	$825	$559	$174	$242	$229

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings per share	$(0.80)	$3.48	$2.36

Diluted earnings per share	$(0.80)	$3.47	$2.36

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

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008

(and Supplemental Information)

			Supplemental Information
	Consolidated		Equipment Operations		Financial Services
	2009	2008	2009	2008	2009	2008
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,263	$633	$290	$173	$973	$460
Deposits in Fiat affiliates cash management pools	2,251	2,058	2,144	1,666	107	392
Accounts and notes receivable, net	5,190	6,647	783	1,475	4,721	5,398
Intersegment notes receivable	—	—	1,893	1,976	308	—
Inventories, net	3,297	4,485	3,297	4,485	—	—
Deferred income taxes	517	396	393	332	124	64
Prepayments and other	590	370	430	202	160	168

Total current assets	13,108	14,589	9,230	10,309	6,393	6,482

Long-term receivables	3,236	4,066	5	3	3,231	4,063
Intersegment long-term notes receivable	—	—	505	319	326	—
Property, plant and equipment, net	1,764	1,617	1,761	1,613	3	4
Other Assets:
Investments in unconsolidated subsidiaries and affiliates	415	473	330	371	85	102
Investment in Financial Services	—	—	2,377	2,073	—	—
Equipment on operating leases, net	646	604	3	5	643	599
Goodwill	2,374	2,347	2,225	2,204	149	143
Other intangible assets, net	717	758	710	746	7	12
Other assets	948	1,005	734	786	214	219

Total other assets	5,100	5,187	6,379	6,185	1,098	1,075

Total	$23,208	$25,459	$17,880	$18,429	$11,051	$11,624

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat affiliates	$836	$754	$59	$407	$777	$347
Current maturities of long-term debt—other	1,550	1,776	568	736	982	1,040
Short-term debt—Fiat affiliates	537	2,240	7	356	530	1,884
Short-term debt—other	1,435	1,240	129	360	1,306	880
Intersegment short-term debt and current maturities of intersegment long-term debt	—	—	308	—	1,893	1,976
Accounts payable	1,915	2,735	2,061	2,860	151	93
Restructuring liability	45	14	43	11	2	3
Other accrued liabilities	2,633	2,361	2,371	2,161	279	208

Total current liabilities	8,951	11,120	5,546	6,891	5,920	6,431

Long-term debt—Fiat affiliates	1,516	2,230	872	1,359	644	871
Long-term debt—other	3,534	3,117	2,033	1,339	1,501	1,778
Intersegment long-term debt	—	—	326	—	505	319
Other Liabilities:
Pension, postretirement and other postemployment benefits	1,871	1,908	1,858	1,895	13	13
Other liabilities	526	509	436	371	90	138

Total other liabilities	2,397	2,417	2,294	2,266	103	151

Equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2009 and 2008	—	—	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2009 and 2008, issued 237,553,331 in 2009, 237,524,847 shares in 2008	595	595	595	595	323	238
Paid-in capital	6,188	6,172	6,188	6,172	1,261	1,239
Treasury stock, 154,813 shares in 2009 and 2008, at cost	(8)	(8)	(8)	(8)	—	—
Retained earnings	210	396	210	396	475	557
Accumulated other comprehensive income (loss)	(267)	(701)	(267)	(701)	283	4
Noncontrolling interests	92	121	91	120	1	1

Total equity	6,810	6,575	6,809	6,574	2,378	2,074

Total	$23,208	$25,459	$17,880	$18,429	$11,051	$11,624

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

(and Supplemental Information)

				Supplemental Information
	Consolidated			Equipment Operations			Financial Services
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(in millions)
Operating activities:
Net income (loss)	$(222)	$824	$574	$(222)	$824	$574	$174	$242	$229
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	398	374	372	270	258	295	128	116	77
Deferred income tax expense (benefit)	(67)	86	158	(80)	45	202	13	41	(44)
Loss on debt extinguishment	—	—	8	—	—	—	—	—	8
Gain on disposal of unconsolidated subsidiary	—	(7)	—	—	(7)	—	—	—	—
(Gain) loss on disposal of fixed assets	4	(1)	(3)	—	—	(3)	4	(1)	—
Stock compensation expense	16	—	19	16	—	17	—	—	2
Undistributed (income) losses of unconsolidated subsidiaries	65	17	(25)	41	(221)	(198)	3	—	6
Changes in operating assets and liabilities:
(Increase) decrease in intersegment receivables and payables	—	—	—	39	69	(30)	(39)	(69)	30
(Increase) decrease in accounts and notes receivable, net	1,667	681	(1,766)	809	(71)	(19)	858	752	(1,747)
(Increase) decrease in inventories, net	1,360	(1,385)	(489)	1,360	(1,385)	(489)	—	—	—
(Increase) decrease in prepayments and other current assets	(174)	(195)	(28)	(218)	(19)	(14)	44	(176)	(14)
(Increase) decrease in other assets	96	(156)	411	87	(178)	70	9	22	341
Increase (decrease) in accounts payable	(935)	56	784	(969)	77	753	34	(21)	31
Increase (decrease) in restructuring liability	29	7	(76)	30	4	(73)	(1)	3	(3)
Increase (decrease) in other accrued liabilities	8	303	119	(30)	340	29	38	(37)	90
Increase (decrease) in other liabilities	(5)	171	(60)	41	105	(32)	(46)	66	(28)
Other, net	(28)	(125)	(93)	(29)	(123)	(81)	1	(2)	(12)

Net cash provided (used) by operating activities	2,212	650	(95)	1,145	(282)	1,001	1,220	936	(1,034)

Investing activities:
Acquisitions and investments, net of cash acquired	(22)	(89)	(42)	(24)	(91)	(35)	2	(6)	(7)
Additions to retail receivables	(6,552)	(7,938)	(7,469)	—	—	—	(6,552)	(7,938)	(7,469)
Proceeds from retail and credit card securitizations	3,775	1,317	2,459	—	—	—	3,775	1,317	2,459
Collections of retail receivables	4,466	4,440	3,830	—	—	—	4,466	4,440	3,830
Collections of retained interests in securitized retail receivables	107	75	60	—	—	—	107	75	60
Proceeds from sale of businesses and assets	141	142	94	1	68	26	140	74	68
Expenditures for property, plant and equipment	(218)	(493)	(338)	(217)	(492)	(333)	(1)	(1)	(5)
Expenditures for equipment on operating leases	(302)	(318)	(377)	—	(5)	—	(302)	(313)	(377)
(Deposits in) withdrawals from Fiat affiliates cash management pools	(162)	(925)	(609)	(451)	(546)	(548)	289	(379)	(61)

Net cash provided (used) by investing activities	1,233	(3,789)	(2,392)	(691)	(1,066)	(890)	1,924	(2,731)	(1,502)

Financing activities:
Intersegment activity	—	—	—	676	(625)	(281)	(676)	625	281
Proceeds from issuance of long-term debt—Fiat affiliates	736	1,372	1,551	131	842	800	605	530	751
Proceeds from issuance of long-term debt—other	2,109	1,869	—	1,315	852	—	794	1,017	—
Payment of long-term debt—Fiat affiliates	(1,306)	(786)	—	(951)	(5)	—	(355)	(781)	—
Payment of long-term debt—other	(2,763)	(187)	(1,847)	(911)	(38)	(1,060)	(1,852)	(149)	(787)
Net increase (decrease) in short-term revolving credit facilities	(1,730)	689	2,602	(601)	216	177	(1,129)	473	2,425
Dividends paid	—	(118)	(59)	—	(118)	(59)	(153)	(4)	(62)
Other, net	(15)	4	(9)	(15)	4	(9)	—	8	—

Net cash (used) provided by financing activities	(2,969)	2,843	2,238	(356)	1,128	(432)	(2,766)	1,719	2,608

Effect of foreign exchange rate changes on cash and cash equivalents	154	(96)	100	19	(12)	23	135	(84)	77

Increase (decrease) in cash and cash equivalents	630	(392)	(149)	117	(232)	(298)	513	(160)	149
Cash and cash equivalents, beginning of year	633	1,025	1,174	173	405	703	460	620	471

Cash and cash equivalents, end of year	$1,263	$633	$1,025	$290	$173	$405	$973	$460	$620

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

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2009, 2008 and 2007

	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total	Comprehensive Income (Loss)
					(in millions)
Balance, January 1, 2007	$592	$6,117	$(8)	$(763)	$(818)	$109	$5,229
Comprehensive income:
Net income	—	—	—	559	—	15	574	$574
Translation adjustment	—	—	—	—	345	7	352	352
Pension liability adjustment (net of tax of $160 million)	—	—	—	—	337	—	337	337
Unrealized loss on available for sale securities (net of tax of $4 million)	—	—	—	—	(4)	—	(4)	(4)
Derivative financial instruments:
Gains deferred (net of tax of $4 million)	—	—	—	—	14	—	14	14
Gains reclassified to earnings (net of tax of $8 million)	—	—	—	—	(16)	—	(16)	(16)

Total								$1,257

Stock compensation	2	36	—	—	—	—	38
Issuance of common shares	1	15	—	—	—	—	16
Dividend paid to noncontrolling interests	—	—	—	—	—	(14)	(14)
Dividend paid ($0.25 per common share)	—	—	—	(59)	—	—	(59)
Cumulative effect from change in accounting for tax contingencies	—	—	—	(48)	—	—	(48)

Balance, December 31, 2007	595	6,168	(8)	(311)	(142)	117	6,419
Comprehensive income:
Net income	—	—	—	825	—	(1)	824	$824
Translation adjustment	—	—	—	—	(402)	(1)	(403)	(403)
Pension liability adjustment (net of tax of $93 million)	—	—	—	—	(120)	1	(119)	(119)
Unrealized loss on available for sale securities (net of tax of $1 million)	—	—	—	—	(2)	—	(2)	(2)
Derivative financial instruments:
Losses deferred (net of tax of $19 million)	—	—	—	—	(21)	—	(21)	(21)
Gains reclassified to earnings (net of tax of $4 million)	—	—	—	—	(14)	—	(14)	(14)

Total								$265

Stock compensation	—	4	—	—	—	—	4
Dividend paid to noncontrolling interests	—	—	—	—	—	(14)	(14)
Dividend paid ($0.50 per common share)	—	—	—	(118)	—	—	(118)
Increase in noncontrolling interest due to change in ownership	—	—	—	—	—	19	19

Balance, December 31, 2008	595	6,172	(8)	396	(701)	121	6,575
Comprehensive income:
Net income	—	—	—	(190)	—	(32)	(222)	$(222)
Translation adjustment	—	—	—	—	418	1	419	419
Pension liability adjustment (net of tax of $44 million)	—	—	—	—	(21)	—	(21)	(21)
Unrealized gain on available for sale securities (net of tax of $9 million)	—	—	—	—	20	—	20	20
Derivative financial instruments:
Losses deferred (net of tax of $0 million)	—	—	—	—	—	—	—	—
Losses reclassified to earnings (net of tax of $19 million)	—	—	—	—	21	—	21	21

Total								$217

Stock compensation	—	16	—	—	—	—	16
Increase in noncontrolling interest	—	—	—	—	—	2	2
Cumulative effect from change in accounting for other-than-temporary impairment on debt securities	—	—	—	4	(4)	—	—

Balance, December 31, 2009	$595	$6,188	$(8)	$210	$(267)	$92	$6,810

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of changes in shareholders’ equity.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Global N.V. (“CNH” or the “Company”) is incorporated in, and under the laws of, The Netherlands. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment and parts on a worldwide basis (see “Note 20: Segment and Geographical Information”). CNH’s Financial Services operations offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers.

As of December 31, 2009, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”).

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Global N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling interest and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s consolidated financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a stand alone basis. For example, Equipment Operations presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their Statements of Operations. This supplemental data is as follows:

Equipment Operations—The financial information captioned “Equipment Operations” reflects the consolidation of all majority-owned subsidiaries except for CNH’s Financial Services business. CNH’s Financial Services business has been included using the equity method of accounting whereby the net income and net assets of CNH’s Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates—Financial Services” in the accompanying consolidated statements of operations, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.

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

Investments in unconsolidated subsidiaries and affiliates are accounted for using the equity method when CNH does not have a controlling interest, but exercises significant influence. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH’s proportionate share of the entity’s respective net income or loss. Dividends received from these entities reduce the carrying value of the investments.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sells receivables, using consolidated special purpose entities, to limited purpose business trusts and other privately structured facilities, which then issue asset-backed securities to private or public investors. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”). Assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. For additional information on the Company’s receivable securitization programs, see “Note 3: Accounts and Notes Receivable.”

Prior period amounts have been restated to reflect the required January 1, 2009, adoption of new accounting guidance with regards to noncontrolling interests in consolidated financial statements. As a result, net income (loss) is attributed between CNH and the noncontrolling interests in partially owned subsidiaries. In addition, net income (loss) attributable to noncontrolling interests has been reclassified and renamed from minority interest to a new line below net income (loss). Additionally, prior period balances of accumulated undistributed earnings relating to noncontrolling interests in partially owned subsidiaries are now classified as a component of equity, instead of as a minority interest liability.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Significant items subject to such estimates and assumptions include the realizable value of property, plant and equipment, and goodwill and other intangibles; residual values of equipment on operating leases; retained interest in securitized assets; allowance for credit losses; deferred income tax assets; tax contingencies; reserves for warranties, environmental liability, product liability and litigation; sales allowances; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Revenue Recognition

Equipment Operations records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer according to the terms of sale. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH may be obligated to repurchase new equipment from the dealer.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts and CNH records appropriate allowance for credit losses as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the “interest-free” period. In 2009 and 2008, “interest-free” periods averaged 2.9 months and 3.8 months, respectively, on 84% and 63% of sales, respectively, for the agricultural equipment business. In 2009 and 2008, “interest-free” periods averaged 4.0 months and 3.5 months, respectively, on 64% and 54% of sales, respectively, for the construction equipment business. Sales to dealers that do not qualify for an “interest-free” period are subject to payment terms of 30 days or less.

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

Warranty Costs

At the time a sale of equipment or parts to a dealer is recognized, CNH records the estimated future warranty costs for the product, primarily basic warranty coverage. CNH generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $124 million, $160 million, and $119 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Research and Development

Research and development costs are expensed as incurred.

Restructuring

CNH recognizes costs associated with an exit or disposal activity at fair value in the period in which the liability is incurred, except in certain situations where employees are required to render service until they are terminated in order to receive termination benefits. If an employee is required to render service until termination to receive benefits and they are to be retained for a period in excess of the lesser of the legal notification period or, in the absence of a legal notification period, 60 days, the costs are recognized ratably over the future service period.

Foreign Currency Translation

Certain of CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2009, 2008 and 2007, the Company recorded a net gain of $58 million, a net loss of $224 million and a net gain of $30 million, respectively.

Cash and Cash Equivalents

Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Cash Flow Information

Equipment Operations sells a significant portion of its receivables to Financial Services. These intercompany cash flows are eliminated in the consolidated cash flows.

All cash flows from the changes in trade accounts and notes receivable are classified as operating activities in the Consolidated Statements of Cash Flows as these receivables arise from sales to CNH’s customers. Cash flows from financing receivables that are related to sales to CNH’s customers are also included in operating activities. CNH’s financing of receivables related to equipment sold by independent dealers is included in investing activities.

For purposes of the Consolidated Statements of Cash Flows, CNH considers investments with maturities of three months or less to be cash equivalents. In addition, substantially all of CNH’s short-term borrowings, excluding the current maturities of long-term borrowings, mature or may require payment within three months or less.

Cash payments for interest totaled $636 million, $743 million, and $743 million for the years ended December 31, 2009, 2008 and 2007, respectively.

CNH paid taxes of $117 million, $249 million, and $211 million in 2009, 2008, and 2007, respectively.

Deposits in Fiat Affiliates’ Cash Management Pools (“Deposits with Fiat”)

CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand or terminate these cash management arrangements. The carrying value of Deposits with Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 21: Related Party Information.”

Receivables and Receivable Sales

Receivables are recorded at face value, net of allowances for credit losses and deferred fees and costs. Allowances for credit losses are determined based on past experience with similar receivables including current and historical past due amounts, dealer termination rates, write-offs, collections and economic conditions.

Periodically, CNH sells retail and wholesale receivables in securitizations and retains interest-only strips, subordinated tranches of notes, servicing rights, and cash reserve accounts, all of which are retained interests in the securitized receivables. Gains or losses on sale of the receivables depend in part on the carrying amount of the financial assets allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Company computes fair value based on the present value of future expected cash flows

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

using management’s best estimates of the key assumptions—credit losses, prepayment speeds, and discount rates commensurate with the risks involved. Changes in these fair values are recorded after-tax in other comprehensive income as an unrealized gain on available-for-sale securities. Consistent with CNH’s adoption of the new guidance related to other-than-temporary impairments (“OTTI”) of debt securities, any OTTI due to changes in the constant prepayment rate and the expected credit loss rate would be included in the earnings of CNH. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income. For securitizations that do not qualify as sales of the underlying receivables, such transactions are recorded as secured borrowings, and no gains or losses are recognized at the time of securitization.

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

CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized totaled $8 million and $3 million, for the years ended December 31, 2009 and 2008, respectively. No interest was capitalized in 2007.

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

Equipment on Operating Leases

Financial Services purchases equipment from CNH dealers and other independent third parties that is then leased to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. The investment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is estimated at the inception of the lease. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under the then prevailing market conditions. CNH continually evaluates whether events and circumstances have occurred which affect the estimated residual values of equipment on operating leases and adjusts estimated residual values if necessary. Although realization is not assured, management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets in a purchase business combination. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying consolidated balance sheets. Goodwill and other intangible assets deemed to have an indefinite useful life are reviewed for impairment at least annually. During 2009 and 2008, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Income Taxes

The provision for income taxes is determined using the asset and liability approach in accounting for income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and tax contingencies estimated to be settled with taxing authorities within one year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Deferred taxes are adjusted for enacted changes in tax rates and tax law. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence.

Retirement Programs

CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments by CNH. The cost of providing defined benefit pension and other postretirement benefits is based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

CNH uses a measurement date of December 31 for its qualified and non-qualified pension plans and postretirement benefit plans.

Derivatives

CNH’s policy is to enter into derivative transactions to manage exposures that arise in the normal course of business and not for trading or speculative purposes. CNH records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported in other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. For derivative financial instruments that are not designated as hedges but held as economic hedges of short-term foreign currency denominated receivables and payables, the gain or loss is recognized immediately in income. The ineffective portion of the gain or loss is recorded in income immediately. Ineffectiveness recognized related in the income statement was $16 million, $23 million and $2 million for the years ended December 31, 2009, 2008 and 2007.

For derivative financial instruments designated as hedges, CNH formally documents the hedging relationship to the hedged item and its risk management strategy for all derivatives designated as hedges. This includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities contained in the consolidated balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow. CNH assesses the effectiveness of its hedging instruments both at inception and on an ongoing basis. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued.

Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

Stock-Based Compensation Plans

CNH recognizes all stock-based compensation as an expense based on the fair value of each award. CNH recognizes stock-based compensation costs on a straight-line basis over the requisite service period for each separately vesting portion of an award.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period, and diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The guidance is effective for transactions entered into starting on January 1, 2010. CNH expects that the impact will be that certain transactions that have historically met the derecognition criteria will no longer qualify for derecognition.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance also addresses the effect of changes required by the new accounting guidance which changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. CNH adopted the guidance on January 1, 2010. CNH expects that it will be necessary to consolidate a significant portion of its off-book receivables and related liabilities upon adoption of this guidance. The impact is expected to increase assets and liabilities (principally debt) by approximately $6.0 billion and decrease equity by approximately $50 million. In addition, because the Company’s securitization transactions will be accounted for as secured borrowings rather than asset sales, the cash flows from these transactions will be presented as cash flows from financing transactions rather than cash flows from operating or investing activities.

Note 3: Accounts and Notes Receivable

On-Book Receivables

A summary of accounts and notes receivables included in the accompanying balance sheets at December 31, 2009 and 2008, is as follows:

	2009	2008
	(in millions)
Wholesale notes and accounts receivable	$2,314	$3,931
Retail and other notes receivable and finance leases	3,541	4,031
Other restricted receivables	2,130	2,284
Other notes receivable	834	736

Gross receivables	8,819	10,982
Less:
Allowance for credit losses	(393)	(269)
Current portion	(5,190)	(6,647)

Total long-term receivables, net	$3,236	$4,066

Wholesale accounts and notes receivable arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Equipment Operations for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on sales and marketing program outstanding balances until CNH receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness and may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2009, 2008 or 2007 relating to the termination of dealer contracts.

CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

At December 31, 2009 and 2008, included in retail notes receivable are approximately $1.5 billion and $1.2 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provides subsidized funding to financial institutions to be loaned to farmers to support the purchase of tractors, combines and farm machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the original provisions of the program, BNDES provided credit facilities of 1.7 billion Brazilian Reals ($975 million) guaranteed by Fiat. At December 31, 2009, the outstanding balance under the program is $1.3 billion. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

In 2005 and 2006, in support of the struggling agricultural sector, the Brazilian government conducted debt relief programs for certain qualifying farmers. The debt relief programs allowed farmers to defer payments scheduled to be paid in 2005 and 2006 until the end of the original loan period, thereby extending the term of the original loan by one or two years. Under each program, the BNDES reviewed and confirmed the qualifications of each borrower for admission into the debt relief program and granted like extensions of the subsidized funding to the financial institutions.

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

In 2008, the Brazilian government announced another debt relief program. Under the 2008 program, borrowers, in most cases, making a minimum payment of 40% of the amount owed in 2008 were eligible to defer payment on the balance of amounts owed in connection with the loan for an additional five years in the states of Mato Grosso and Rio Grande do Sul and three years for the other regions.

In 2009, no mass debt relief program was initiated by the Brazilian government. In most instances, the 2009 payments were due as scheduled or as renegotiated, where applicable. At December 31, 2009 and 2008, the amount of non-performing retail receivables included in this program, including the off-book guaranteed portfolio, was $633 million and $51 million, respectively. Total receivables greater than 60 days or more past due were $651 million and $63 million, respectively. CNH continues to aggressively pursue collections of these receivables. At December 31, 2009 and 2008, the Company had $172 million and $98 million in the allowance for credit losses related to this portfolio, respectively.

During 2005 through 2009, Financial Services continued to originate new loans under the BNDES program.

In addition to participating directly in the BNDES program, Financial Services also originated secured retail loans on behalf of other financial institutions participating in the BNDES program and continues to service these loans, on a fee for service basis. Financial Services has guaranteed this portfolio against all credit losses. At December 31, 2009, the guaranteed portfolio balance is $349 million and is not included in the balance sheet.

Maturities of long-term receivables as of December 31, 2009, are as follows:

Amount
(in millions)
2011	$1,121
2012	867
2013	684
2014	396
2015 and thereafter	168

Total long-term receivables, net	$3,236

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

Allowance for credit losses activity for the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
	(in millions)
Balance, beginning of year	$269	$302	$258
Provision for credit losses	198	95	102
Receivables written off	(97)	(56)	(47)
Currency translation adjustments and other	23	(72)	(11)

Balance, end of year	$393	$269	$302

A portion of the Company’s retail and wholesale receivables are accounted for as secured borrowings. The receivables related to these programs were transferred, without recourse, to bankruptcy remote special purpose entities (“SPEs”) which in turn issued debt to investors. The SPEs supporting the secured borrowings to which the receivables are transferred are included in the Company’s consolidated balance sheet as the transactions do not meet the criteria for sale. The total restricted assets related to these transactions are indicated in the receivables summary table as “Other restricted receivables” and the related debt is included in the accompanying consolidated balance sheets.

The following table summarizes CNH’s other restricted receivables at December 31, 2009, and 2008:

	2009	2008
	(in millions)
Asset-backed commercial paper (“ABCP”) conduit facilities	$1,006	$1,912
Wholesale receivables	586	—
Australia retail receivables	365	87
North America retail receivables	173	285

Total other restricted receivables	$2,130	$2,284

The secured borrowings related to these restricted retail and wholesale receivables are obligations that are payable as the notes receivable payments are collected. These receivables are classified in either Accounts and notes receivable, net or Long-term receivables based on the payment dates. The restricted long-term receivables (of $806 million) are included in the maturity table above.

Off-Book Securitizations

As part of its overall funding strategy, the Company securitizes and sells financial receivables via securitization transactions. Following the contraction of the asset-backed-securitization (“ABS”) market in 2008, CNH obtained alternative funding through other third-party sources. When the ABS markets improved in 2009, in part through government-sponsored initiatives, CNH returned to the ABS market for a portion of its funding.

Beginning January 1, 2010, the Company will adopt the new accounting guidance which amends the accounting for variable interest entities. The impact is expected to increase assets and liabilities approximately $6 billion and decrease equity by approximately $50 million. The Company will also adopt the new accounting

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guidance which changes the accounting for transfers of financial assets. All qualifying special purpose entities (“QSPE”) will be eliminated, requiring all related receivables to be brought back on book. CNH expects the impact of this guidance will be that certain transactions that have historically met derecognition criteria will no longer qualify for derecognition.

Wholesale Receivables Securitizations

In the U.S., CNH sells eligible receivables on a revolving basis to privately and publically structured securitization facilities. The receivables are initially sold to a wholly-owned SPE. The SPE, which is consolidated by CNH, legally isolates the receivables from creditors of CNH. In turn, this subsidiary established a separate trust to which the receivables are transferred in exchange for proceeds from debt issued by the trust. The trust qualifies as a QSPE under the guidelines and, accordingly, is not consolidated by CNH. This transaction is utilized as an alternative to the issuance of debt.

The facilities have consisted of a master trust facility in both the U.S. and Canada. The U.S. master trust facility consists of the following: $583 million term senior and subordinated asset-backed notes issued in August, 2009 with a three year maturity, and three 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $500 million renewable August, 2010, $300 million renewable October, 2010 and $250 million renewable November, 2010. During 2009, the Canadian facility no longer qualified as an off-book securitization and consequently, is now recorded as a secured borrowing.

As of December 31, 2009, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold	Facility Outstanding	Retained Undivided Interest
	(in millions)
United States	$2,312	$1,633	$679

As of December 31, 2008, CNH had the following balances related to the wholesale receivable securitization facilities described above:

	Receivables Sold			Facility Outstanding			Retained Undivided Interest
	Local Currency		US$	Local Currency		US$	Local Currency		US$
	(in millions)
United States		$1,917	$1,917		$1,550	$1,550		$367	$367
Canada	C$	270	222	C$	190	156	C$	80	66

CNH recognized gains from the sale of these receivables of $51 million, $54 million and $111 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Each of the facilities contain minimum portfolio performance thresholds which, if breached, could trigger an early amortization of the asset-backed notes issued by each respective trust and preclude the Company from selling additional receivables originated on a prospective basis. The occurrence of an early amortization event would increase the amount of receivables and associated debt on CNH’s consolidated balance sheet.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cash flows between CNH and the wholesale facilities for the years ended December 31, 2009, and 2008 included:

	2009	2008
	(in millions)
Proceeds from securitizations	$1,833	$409
Repurchase of receivables	2,272	961
Proceeds from collections reinvested in the facilities	5,629	6,217

In addition, Financial Services has various factoring programs for the revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2009 and 2008, the amount of outstanding receivables under these factoring programs were €666 million ($959 million) and €484 million ($674 million), respectively, of which, €483 million ($696 million) and €346 million ($482 million) were sold and, accordingly, removed from the balance sheet at December 31, 2009 and December 31, 2008, respectively.

Retail Receivables Securitizations

CNH funds a portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the SPEs and the limited nature of each SPE’s activities, each SPE is classified as a QSPE and therefore, the assets and liabilities of the QSPEs are not included in CNH’s consolidated balance sheets. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

CNH securitized retail notes with a net principal value of $4.0 billion, $1.2 billion, and $2.6 billion in 2009, 2008, and 2007, respectively and recognized gains/(losses) on the sales of these receivables of $68 million, ($5) million, and $46 million in 2009, 2008, and 2007, respectively.

CNH’s cash flows related to retail receivable securitization activities for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
	(in millions)
Proceeds from retail securitizations	$3,732	$1,125	$2,459
Servicing fees received	31	36	43
Cash received on retained interests	88	55	98
Cash paid upon cleanup call	187	227	111

Credit Card Receivables Securitizations

Financial Services continues to sell credit card receivables on a revolving basis to a privately owned 364- day facility, renewable in October, 2010. The receivables sold were removed from CNH’s balance sheet. As of December 31, 2009 and 2008, CNH had the following credit card receivable securitization facility:

	2009	2008
	(in millions)
Facility limit	$200	$200
Receivables sold	248	255
Facility outstanding	181	186
Retained undivided interest	67	69

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cash flows between CNH and the credit card facility for the year ended December 31, 2009 and 2008 included:

	2009	2008
	(in millions)
Proceeds from securitizations	$44	$192
Repurchase of receivables	49	6
Proceeds from collections reinvested in the facilities	705	227

Retained Interests

In conjunction with the off-book securitizations, CNH retains servicing responsibilities and other retained interests. Accordingly, CNH’s servicing responsibilities result in continued involvement in the form of servicing the underlying asset. For receivables where CNH is paid a fee, the Company believes that the fee represents adequate compensation as a servicer and, as such, no servicing asset or liability is recognized. As of December 31, 2009, the servicing fees charged for CNH’s primary servicing activities were 100 bps, 100 bps and 200 bps of the outstanding principal balance for sold retail, wholesale and credit card receivables, respectively. Additionally, CNH retains the rights to cash flows remaining after the investors in the securitization trusts have received their contractual payments. In certain retail securitization transactions, retail receivables were sold on a servicing retained basis but with no servicing compensation and, as such, a servicing liability is established and reported in other accrued liabilities in the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, servicing liabilities of $14 million and $1 million, respectively, were outstanding.

CNH maintains cash reserve accounts at predetermined amounts for certain securitization activities to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The amounts available in these cash reserve accounts related to retail and wholesale receivables were $284 million and $58 million, as of December 31, 2009, respectively, and $187 million and $58 million as of December 31, 2008, respectively.

The retained interests CNH may receive represent a continuing economic interest in the securitization. Retained interests include ABS certificates, interest-only strips, and retained undivided interests. Certain of these retained interests provide credit enhancement to the securitization structure to absorb potential credit losses or other cash shortfalls. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets. Refer to Note 15 “Financial Instruments” regarding the valuation of the retained interests for CNH’s retail securitizations.

The components of CNH’s retained interests as of December 31, 2009, and 2008 are as follows:

	2009	2008
	(in millions)
Receivables:
Collateralized wholesale receivables	$679	$433
Collateralized credit card receivables	67	69
Interest only strips	86	45
Cash reserves and other	327	195

Total amount included in “Accounts and notes receivable, net”	1,159	742
Other assets:
ABS certificates (included in “Other assets”)	100	62

Total retained interests	$1,259	$804

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2009, and 2008, $29 million and $20 million, respectively, of unremitted cash payable was included in “Accounts payable” in the accompanying consolidated balance sheets.

Due to the short-term nature of the underlying receivables, the retained undivided interests in the wholesale and credit card securitizations are recorded at cost, which approximates fair value. Interest-only strips and ABS certificates are classified as available for sale debt securities, as they could be prepaid or settled in such a way that recovery is not assured and are carried at fair value, with unrealized gains or losses, (excluding OTTIs) included in accumulated other comprehensive income on an after-tax basis. Cash reserve accounts are carried at the lower of amortized cost or fair value.

Consistent with CNH’s adoption of the new guidance related to OTTIs of debt securities, any OTTIs due to changes in the constant prepayment rate and the expected credit loss rate would be included in the earnings of CNH. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

Receivables Securitizations at Equipment Operations

At December 31, 2009, and 2008, certain Equipment Operations subsidiaries of CNH sold wholesale receivables totaling $67 million and $166 million, respectively. The receivables sold are reflected in “Wholesale notes and accounts” above and the proceeds received are recorded in “Short-term debt—other” in the accompanying consolidated balance sheets as the transactions do not meet the criteria for derecognition in a transfer of financial assets (off-book treatment).

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2009 and 2008 are as follows:

	Principal Amount of Receivables At December 31,	Principal More Than 30 Days Delinquent At December 31,	Net Credit Losses for the Year Ending December 31,
	(in millions)
2009
Type of receivable:
Wholesale notes and accounts	$4,929	$267	$15
Retail and other notes and finance leases	12,328	1,027	113

Total managed	$17,257	$1,294	$128

Comprised of:
Receivables held in portfolio	$8,171
Receivables serviced for Equipment Operations	168
Receivables serviced for Joint Ventures	1,833
Receivables serviced for Others under BNDES program	349
Receivables serviced for Others	32
Securitized Receivables:
Wholesale	2,316
Retail	4,207
Credit Card	181

Total managed	$17,257

2008
Type of receivable:
Wholesale notes and accounts	$5,430	$247	$—
Retail and other notes and finance leases	12,094	392	73

Total managed	$17,524	$639	$73

Comprised of:
Receivables held in portfolio	$9,825
Receivables serviced for Equipment Operations	174
Receivables serviced for Joint Ventures	1,725
Receivables serviced for Others under BNDES program	242
Securitized Receivables:
Wholesale	2,328
Retail	3,044
Credit Card	186

Total managed	$17,524

Generally when receivables are approximately 120 days delinquent, accrual of finance income is suspended and the estimated uncollectible amount is reserved in the allowance for credit losses. Accrual of finance income is resumed when the receivable becomes contractually current and the collection doubts are removed. Managed receivables on non-accrual status at December 31, 2009 and 2008 were $1,035 million and $376 million, respectively.

Total managed receivables 60 days or more past due were $1,127 million at December 31, 2009 and $496 million at December 31, 2008. These past dues represent 6.53% and 2.83% of receivables financed at December 31, 2009 and 2008, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase in the non-accrual amounts and the total receivables greater than 60 days past due is largely driven by Brazil’s agriculture retail portfolio. The Brazilian government extended payment terms for the 2008 installments of the BNDES program several times throughout the last 18 months. The last extension of the 2008 installments expired on May 15, 2009. Customers who did not make their 2008 payments by May 15, 2009 are considered past due since that date.

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $342 million, $76 million, and $83 million that were exchanged for retained interests in securitized retail receivables in 2009, 2008, and 2007, respectively.

Note 4: Inventories

Inventories as of December 31, 2009, and 2008 consist of the following:

	2009	2008
	(in millions)
Raw materials	$660	$995
Work-in-process	189	323
Finished goods	2,448	3,167

Total inventories	$3,297	$4,485

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2009, and 2008 is as follows:

	2009	2008
	(in millions)
Land, buildings and improvements	$978	$857
Plant and machinery	2,685	2,368
Other equipment	407	362
Construction in progress	158	259

Gross property, plant and equipment	4,228	3,846
Accumulated depreciation	(2,464)	(2,229)

Net property, plant and equipment	$1,764	$1,617

Depreciation expense on the above property, plant and equipment totaled $206 million, $204 million, and $226 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2009, and 2008 is as follows:

Method of Accounting by CNH	2009	2008
	(in millions)
Equity method	$402	$461
Cost method	13	12

Total	$415	$473

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the combined results of operations and financial position as reported by the investees that we account for using the equity method is as follows:

	For the Years Ended December 31,
	2009	2008	2007
	(in millions)
Net revenue	$1,967	$2,971	$4,306
Finance and interest income	49	57	55

Total revenue	2,016	3,028	4,361

Cost of goods sold	1,741	2,608	3,797

Gross profit	$226	363	509

Operating income (loss)	$(24)	144	202

Net income (loss)	$(173)	$125	$154

	As of December 31,
	2009	2008
	(in millions)
Current assets	$1,560	$2,543
Noncurrent assets	2,459	1,917

Total assets	$4,019	$4,460

Current liabilities	$945	$1,443
Noncurrent liabilities	2,151	1,934

Total liabilities	$3,096	$3,377

Total equity	$923	$1,083

There are eleven companies in this group and our ownership interests vary from 20% to 50%. The carrying amount of CNH’s equity method investments approximates CNH’s share of the underlying equity in net assets.

In July 2008, CNH sold its 50% interest in Consolidated Diesel Corporation (CDC) for a purchase price of $61 million. A gain of $7 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of operations.

Note 7: Equipment on Operating Leases

A summary of equipment on operating leases as of December 31, 2009, and 2008 is as follows:

	2009	2008
	(in millions)
Equipment on operating leases	$843	$754
Accumulated depreciation	(197)	(150)

Net equipment on operating leases	$646	$604

Depreciation expense totaled $122 million, $105 million, and $77 million for the years ended December 31, 2009, 2008, and 2007, respectively and is included in “Other, net” in the accompanying consolidated statements of operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2009, are as follows:

Amount
(in millions)
2010	$112
2011	70
2012	34
2013	14
2014	5

Total	$235

At December 31, 2009 and 2008, CNH had equipment on operating leases totaling $193 million and $84 million, respectively, that was assigned as collateral to specific debt facilities.

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2009, and 2008 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2008	$1,664	$567	$151	$2,382
Impact of foreign exchange	(20)	(7)	(8)	(35)

Balance at December 31, 2008	1,644	560	143	2,347
Impact of foreign exchange	16	5	6	27

Balance at December 31, 2009	$1,660	$565	$149	$2,374

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. During 2009 and 2008, CNH performed its annual impairment review as of December 31 and concluded that there was no impairment in either year. The Company continues to evaluate events and circumstances to determine if additional testing may be required.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Since 2006, CNH has identified five reporting units: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands and Financial Services. Under the first step, CNH’s estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of the Company’s assets and liabilities and costs and expenses that are common to all of the reporting units. CNH believes that the basis for such allocations has been consistently applied and is reasonable.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the goodwill assigned to CNH’s reporting units and included in the Company’s consolidated financial statements and the percentage by which the fair value exceeded the carrying value (so called “excess”) under the first step of the impairment test performed as of December 31, 2009:

	Amount	Fair Value “Excess”
	(in millions)
Case IH	$685	36.6%
New Holland	975	6.9%
Case	292	31.4%
New Holland Construction	273	11.5%
Financial Services	149	5.1%

Consolidated goodwill	$2,374

The varying levels of “excess” shown above and changes in fair value from the prior year disclosed later in this note are primarily due to differences in geographic mix and manufacturing footprint. The operations of Case IH and Case reporting units are more heavily weighted towards North America, whereas the New Holland and New Holland Construction reporting units are more heavily weighted towards Western Europe and the Rest of World. Additionally, differences in the levels of working capital on hand at year-end impacted the results of the impairment test.

To determine fair value, CNH has relied on two valuation techniques: the income approach and the market approach.

The income approach is a valuation technique used to convert future expected cash flows to a present value. CNH uses the income approach as the primary approach to measure the fair value of the Equipment Operations reporting units. CNH believes the income approach provides the best measure of fair value for CNH’s Equipment Operations reporting units as this approach considers factors unique to each of CNH’s reporting units and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

Expected cash flows used under the income approach are developed in conjunction with CNH’s budgeting and forecasting process and represent the most likely amounts and timing of future cash flows based on the Company’s long range plan. CNH’s long range plan is updated annually as a part of the annual planning process and is reviewed and approved by senior management. Expected sales growth is based on management’s forecast. The gross margins and operating costs considered in the expected cash flows are also based on management’s five-year forecast and supported by CNH’s manufacturing and product development plans. The amounts of capital expenditures and working capital considered in the expected cash flows are based on several factors including the estimated levels required to support the projected levels of growth and product development plan.

CNH’s projections are based on management’s expectation of further agricultural equipment industry retail unit sales declines in 2010, followed by industry growth in subsequent years. CNH expects its construction equipment business to improve in 2010 as the industry improves and that as a result, its construction equipment dealers replenish their inventory levels. CNH expects more significant growth in the construction equipment industry in 2011 and subsequent years.

Several of the assumptions and estimates used as the basis for expected cash flows under the income approach have changed since the prior year. The projected revenues for CNH’s construction equipment and New

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Holland reporting units were reduced to reflect the industry declines that occurred during 2009 and the current industry outlooks. The projected gross margin percentages for all reporting units were increased to reflect management’s expectations regarding pricing and product mix, and to reflect the Company’s manufacturing initiatives and product development, which are expected to reduce inefficiencies and excess capacity. Operating costs for CNH’s construction equipment reporting units were reduced to reflect the cost cutting measures taken in 2009, including the reorganization of the management structure and the reduction in the Company’s salaried and agency work force. The impact of cash and working capital requirements were adjusted to reflect expected improvements in working capital management. On an undiscounted basis, the net impact of the changes to management’s five-year cash flow forecast was an increase in cash flows of 2.7% and 1.4% for Case and Case IH, respectively, and a reduction in cash flows of 20.9% and 9.4% for New Holland and New Holland Construction, respectively.

The discount rates used in the income approach are an estimate of the rate of return that a market participant would expect of each reporting unit. To select an appropriate rate for discounting the future earnings stream, a review was made of short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry. The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. CNH considered the above mentioned factors and selected the following discount rates for the income approach as of December 31, 2009:

Discount Rate
Case IH	13.0%
New Holland	13.0%
Case	13.5%
New Holland Construction	13.5%

The discount rates used in the prior year for the Case IH, New Holland and Case reporting units were higher in order to account for the uncertainty of achievement of the projected cash flows given the state of the industry and capital and credit markets at the end of 2008. These discount rates were reduced in 2009 to reflect the reduction in risk associated with achieving these cash flow projections. The discount rate used for the New Holland Construction reporting unit was increased in 2009 to reflect the higher risk associated with achieving its cash flow projections.

A terminal value is included at the end of the projection period used in CNH’s discounted cash flow analyses in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. CNH has used 2017 as the terminal year in the discounted cash flow analyses performed as of December 31, 2009. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. CNH selected the following terminal value growth rates for the income approach as of December 31, 2009:

Terminal Value Growth Rate
Case IH	1.0%
New Holland	1.0%
Case	2.0%
New Holland Construction	2.0%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair value under the income approach in 2009, including the impact of changes in management assumptions, changed from the prior year as follows:

Change in Fair Value - Percentage Increase (Decrease)
Case IH	59.2%
New Holland	0.6%
Case	8.1%
New Holland Construction	(16.9)%

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. Under the market approach, CNH applies the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same or similar line of business or be subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

Book value and total asset market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach. CNH uses the market approach as the primary approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management.

Revenue and EBITDA market multiples were utilized in determining the fair value of the Equipment Operations reporting units under the market approach. For CNH’s Equipment Operations reporting units, the market approach is used as a secondary approach to further support the income approach. Because the market approach does not evaluate the reporting units’ projected cash flows, CNH believes the market approach enables validation of the fair values derived from the income approach using market benchmarks.

CNH identified comparable companies for use in the guideline company approach based on a review of all publicly traded companies in CNH’s lines of business. The comparable companies used were determined based on an evaluation of all relevant factors, including whether the companies were subject to similar financial and business risks.

An adjustment to the market pricing multiples used in the guideline company approach may be justified in order to account for the incremental value associated with a controlling interest in the business. Such a “control premium” represents the amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the enterprise. Based on the market conditions as of December 31, 2009, CNH believed such an adjustment was justified at the reporting unit level and therefore used a 10-40% control premium in the analysis of the fair value of the reporting units under the market approach.

CNH’s implied market capitalization (based on total outstanding shares and stock price as of December 31, 2009) was lower than its book value and the indicated fair value from the goodwill impairment test as of December 31, 2009. However, CNH’s reporting units have continued to generate cash flow from their operations, and CNH expects that to continue in future periods. While the Company’s implied market capitalization is an indicator of expected future performance, CNH believes a fair value determination should also consider factors such as recent trends in CNH’s stock price and an expected control premium at the Company level based

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on comparable transactional history. CNH believes there is a reasonable basis for the excess of estimated fair value of the Company’s reporting units over its implied market capitalization at December 31, 2009.

Given the low level of “excess” under the first step of the 2009 impairment test, CNH also performed sensitivity analyses of the estimated fair value using the income approach for the New Holland and New Holland Construction reporting units. A key assumption in CNH’s fair value estimates is the discount rate used for discounting cash flow estimates to present value. CNH noted that an increase in the discount rate of 90 and 140 basis points for New Holland and New Holland Construction, respectively, could cause each reporting unit’s carrying value to exceed fair value. If step two of the impairment test were to be required, the fair values of the assets and liabilities of the reporting unit, other than goodwill, could differ significantly from their carrying values, resulting in the recognition of a material goodwill impairment charge.

Measuring the estimated fair value of CNH’s reporting units requires judgment and the use of estimates by management. CNH can provide no assurance that a material impairment charge will not occur in a future period. CNH’s estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, worldwide economic factors, technological changes and the achievement of the anticipated benefits of the Company’s profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause the Company to re-evaluate the carrying value of goodwill. CNH will continue to monitor circumstances and events in future periods to determine whether additional impairment testing is necessary. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on CNH’s financial position and statement of operations.

As of December 31, 2009, and 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2009			2008
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to Amortization:
Engineering Drawings	20	$381	$215	$166	$379	$197	$182
Dealer Networks	25	216	87	129	216	78	138
Software	5	386	267	119	371	238	133
Other	10 – 30	66	35	31	60	27	33

		1,049	604	445	1,026	540	486

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,321	$604	$717	$1,298	$540	$758

CNH recorded amortization expense of $63 million, $65 million, and $69 million during 2008, 2007, and 2006, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $64 million in 2010; $59 million in 2011; $52 million in 2012, $43 million in 2013; and $35 million in 2014.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Certain of the third party credit facilities are guaranteed by Fiat. In 2009, 2008 and 2007, CNH paid to Fiat an annual guarantee fee of 0.0625% on the average amount outstanding under the guaranteed facilities.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s credit facilities at December 31, 2009:

	Currency	Maturity*	Committed (C)/ Uncommitted (U)	Total Facility	Equipment Operations			Financial Services			Consolidated			Total Available	Guarantor
					Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term
US Retail and BNDES Financing
Receivable Securitizations	US$	Dec-2010	C	$1,200	$—	$—	$—	$472	$—	$—	$472	$—	$—	$728
BNDES Subsidized Financing	BRL	Various from Jan-2010 to Aug-2017(B)	C	1,342	—	—	—	—	561	763	—	561	763	18	Fiat	(A)

Subtotal (C)				2,542	—	—	—	472	561	763	472	561	763	746
Other Securitization Facilities
ABCP Securitizations	AUS	Sep-2010	C	576	—	—	—	356	—	—	356	—	—	220
ABCP Securitizations	CAD	Dec-2010	C	286	—	—	—	—	—	—	—	—	—	286
Receivable Securitizations	CAD	Dec-2012	C	309	—	—	—	—	—	309	—	—	309	—

Subtotal				1,171	—	—	—	356	—	309	356	—	309	506
Other 3rd Party Facilities
Revolving Syndicated Credit Facility	Euro	Aug-2010	C	432	—	432	—	—	—	—	—	432	—	—	Fiat
Various Credit lines—Latin America	Multiple	Various from Jan-2010 to Nov-2017(B)	C	514	84	136	294				84	136	294	—
Factoring lines	Multiple	Various from Jan-2010 through Nov-2010(B)(E)	U	527	28	—	—	262	—	—	290	—	—	237
Various Credit Lines—Australia	AUS	Various from Sep-2010 to Dec-2010(B)	C	108	—	—	—	108	—	—	108	—	—	—
Other Credit Lines	Multiple	Various from Jan-2010 to Nov-2010(B)(D)	U/C	45	15	—	—	—	—	—	15	—	—	30
Subtotal				1,626	127	568	294	370	—	—	497	568	294	267
Fiat Facilities
Credit Lines with Fiat	Multiple	Various from Jan-2010 to Dec-2014(B)(F)	U	2,848	2	—	—	279	103	196	281	103	196	2,268
Revolving Credit Facility	Multiple	Feb-2010	C	1,000	—	16	—	—	402	—	—	418	—	582
Subtotal				3,848	2	16	—	279	505	196	281	521	196	2,850

Total Credit Facilities				$9,187	$129	$584	$294	$1,477	$1,066	$1,268	$1,606	$1,650	$1,562	$4,369

Amount above with or guaranteed by Fiat Affiliates				$5,255	$2	$448	$—	$279	$1,066	$610	$281	$1,514	$610	$2,850

*	Maturity Dates reflect maturities of the credit facility which may be different than the maturities of the advances under the facility.
(A)	Up to $975 million (1.7 billion Brazilian Reals) of subsidized financing provided by Banco Nacional de Desenvolvimento Economico e Social (“BNDES”).
(B)	Includes various maturities from initial to final maturity.
(C)	U.S. Retail and BNDES financing are paid only as the underlying receivables are collected unless the receivables sold are not repurchased by CNH.
(D)	Includes a credit line for $11 million which continues to be in place until notice is given.
(E)	Includes credit lines for $463 million which continue to be in place until notice is given.
(F)	Includes credit line for $29 million which continues to be in place until notice is given.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securitization facilities and BNDES Financing

CNH has access to asset backed commercial paper (“ABCP”) facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. As these transactions do not meet the criteria for sale, the related debt was included in the accompanying consolidated balance sheets. CNH has utilized these facilities in the past to fund the origination of receivables and per the terms of these facilities, have later repurchased the receivables and resold the receivables in the term ABS markets or found alternative financing for the receivables. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.1 billion. Under the U.S. facility, if the receivables sold are not repurchased by CNH, the related debt is paid only as the underlying receivables are collected. Such receivables have maturities not exceeding 6 years.

CNH believes that it is probable that these receivables will be repurchased and resold in the public ABS markets in transactions that meet the criteria for sale. Accordingly, the related ABCP debt is classified as short-term debt in the accompanying consolidated balance sheet.

Borrowings against ABCP facilities accrue interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

CNH also has access to government-sponsored Canadian Secured Credit Facility (CSCF) for the sale of Canadian wholesale receivables up to a maximum amount of $309 million. As this transaction does not meet the criteria for sale, the related debt was included in the accompanying consolidated balance sheets.

Financial Services participates in the FINAME program sponsored by BNDES, a development agency of the government of Brazil. Under the original provisions of the program, BNDES provided credit facilities of 1.7 billion Brazilian Reals ($975 million) guaranteed by Fiat. During 2005 through 2009 BNDES instituted debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. At December 31, 2009, the outstanding balance under the program is $1.3 billion. For the 2005 through 2009 extensions, Financial Services received or will receive an equal extension of principal amounts due to BNDES. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

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

The €300 million ($432 million) syndicated credit facility represents the amount allocated to CNH by Fiat under a €1.0 billion ($1.4 billion) Fiat credit facility syndicated with third parties which is currently scheduled to mature in August 2010. The amount allocated to CNH was fully drawn down as of December 31, 2009. Loans

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit ratings of Fiat. Fiat and each current borrower under the credit facility (other than CNH) have jointly and severally guaranteed the performance of the obligations of all borrowers under the facility. This facility contains a number of affirmative and negative covenants, including a financial covenant based on Fiat results, limitations on indebtedness, liens and sale of assets, and certain reporting obligations. Failure to comply with these covenants could cause a default under the agreement which might cause all loans outstanding under the facility to become due, regardless of whether the default related to CNH. In addition to paying interest on any borrowings it makes under this facility, CNH is required to pay a commitment fee, the calculation of which takes into account the Fiat credit rating and any unused portion of the €300 million ($432 million) allocation as well as its pro rata share (based on the number of borrowers from time to time) of any remaining commitment fees and other fees relating to the facility.

Fiat Facilities

As described below, CNH also has uncommitted credit facilities with various Fiat treasury subsidiaries. At December 31, 2009, the outstanding amount under these facilities was $580 million with $2.3 billion of remaining availability. Under the uncommitted facilities, Fiat has the right to terminate the agreement with 30 days prior notice to CNH. Neither party has expressed an interest to terminate these facilities.

CNH is a party to a $1.0 billion committed revolving facility with various Fiat treasury subsidiaries maturing on February 26, 2010. It serves as the umbrella under which CNH borrows for day-to-day liquidity needs under the cash pooling arrangements operated by Fiat treasury subsidiaries and for other short-term financing requirements. This facility contains customary terms and conditions, including events of default. The facility provides that it will be an event of default if Fiat ceases to own, directly or indirectly, at least 50% of the outstanding common stock of CNH. A commitment fee of 0.20% per annum is charged on the unused amount of the facility.

The applicable margin for intersegment debt and debt with Fiat affiliates is based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt are at least as favorable as alternative sources of funds CNH may obtain from third parties. The weighted average interest rate of Fiat financing as of December 31, 2009 was 5.10%.

Short-term debt

A summary of short-term debt, as of December 31, 2009, and 2008 is as follows:

	2009			2008
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Drawn under credit facilities	$129	$1,477	$1,606	$273	$1,901	$2,174
Short-term debt—Fiat affiliates	5	251	256	342	655	997
Short-term debt—other	2	108	110	101	208	309
Intersegment short-term debt	161	1,594	—	—	1,976	—

Total short-term debt	$297	$3,430	$1,972	$716	$4,740	$3,480

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s Brazilian Financial Services subsidiary, Banco CNH Capital, continued its local certificate of deposit program. As of December 31, 2009, $46 million is included in “short-term debt—Fiat affiliates,” $67 million is included in “short-term debt—other,” and $274 million is included in “intersegment short-term debt.” As of December 31, 2008, $50 million is included in “short-term debt—Fiat affiliates,” $128 million is included in “short-term debt—other,” and $114 million is included in “intersegment short-term debt.”

The weighted-average interest rate on consolidated short-term debt at December 31, 2009, and 2008 was 5.11% and 4.74%, respectively. The average rate is calculated using the actual rates as of December 31, 2009 and 2008 weighted by the amount of the outstanding borrowings of each debt instrument.

Long Term Debt

A summary of long-term debt as of December 31, 2009, and 2008, including long-term drawings under credit lines, is as follows:

	2009			2008
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Public Notes:
Payable in 2009, interest rate of 6.00%	$—	$—	$—	$498	$—	$498
Payable in 2013, interest rate of 7.75%	973	—	973	—	—	—
Payable in 2014, interest rate of 7.125%	500	—	500	500	—	500
Payable in 2016, interest rate of 7.25%	250	—	250	249	—	249
Notes with Fiat affiliates:
Payable in 2017, interest rate of 1.55% (floating rate)	300	—	300	300	—	300
Payable in 2017, interest rate of 7.00% (fixed rate)	500	—	500	500	—	500
Other affiliate notes, weighted-average interest rate of 5.49% in 2009 and 5.34% in 2008, of which $315 million is due in 2009	115	721	836	407	877	1,284
Drawn amounts under credit facilities	878	2,334	3,212	1,368	2,702	4,070
Other debt, of which $423 million is due in 2010	16	849	865	19	457	476
Intersegment debt	473	804	—	—	319	—

Total long-term debt	4,005	4,708	7,436	3,841	4,355	7,877
Less-current maturities	(774)	(2,058)	(2,386)	(1,143)	(1,387)	(2,530)

Total long-term debt excluding current maturities	$3,231	$2,650	$5,050	$2,698	$2,968	$5,347

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2004, Case New Holland Inc. (“Case New Holland”) issued $500 million of its 6% Senior Notes due 2009 (the “6% Senior Notes”). In June 2009, CNH paid these debt securities at maturity.

In March 2006, Case New Holland issued $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”), due 2014.

In August 2009, Case New Holland issued $1.0 billion of debt securities at an annual fixed rate of 7.75% (the “7.75% Senior Notes”) due 2013.

Both the 7.75% Senior Notes and the 7.125% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

The 7.75% Senior Notes contain certain covenants that limit the ability of CNH and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH non-guarantor restricted subsidiaries other than Case New Holland to incur additional funded debt and the ability of CNH, Case New Holland and CNH guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets substantially as an entirety.

The 7.125% Senior Notes contain certain covenants that limit the ability of CNH to incur additional debt; pay dividends on CNH’s capital stock or repurchase CNH’s capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividend or other payments by CNH’s restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell assets or merge with, or into, other companies. In addition, certain of the related agreements governing CNH subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

Pursuant to the indenture governing Case New Holland’s 7.125% Senior Notes, as of December 31, 2009, CNH and its restricted Equipment Operations subsidiaries were permitted to incur additional indebtedness under credit facilities in an aggregate amount not to exceed approximately $1.5 billion. In addition, CNH and its restricted Equipment Subsidiaries may incur additional indebtedness to refinance certain of their indebtedness with new indebtedness with a weighted average life to maturity at least as long as the remaining weighted average life of the indebtedness being refinanced.

Notwithstanding the above restrictions, CNH may pay dividends on its common shares in an amount not to exceed $60.0 million in any calendar year, provided that no default or event of default with respect to the 7.125% Senior Notes has occurred and is continuing.

Before March 1, 2010, the 7.125% Senior Notes are redeemable at Case New Holland’s option at a price equal to 100% of the principal amount of the notes plus a make-whole premium, as defined in the indenture governing the 7.125% Senior Notes. On or after March 1, 2010, according to the said indenture, the 7.125% Senior Notes are redeemable at Case New Holland’s option at a price equal to 100% of the principal amount of the notes plus a premium declining ratably to par. The 7.75% Senior Notes are redeemable at Case New Holland’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the indenture governing the 7.75% Senior Notes.

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7 1/ 4 % Senior Notes due 2016 at a nominal discount. The 7 1/4 % notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, these notes have been fully guaranteed by CNH Global N.V.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other long-term debt of $849 million and $457 million in 2009 and 2008, respectively, for Financial Services includes amounts funded under a retail ABS term transactions for which assets have been retained on-book. See “Note 3: Accounts and Notes Receivable” for further details.

A summary of the minimum annual repayments of long-term debt as of December 31, 2009, for 2011 and thereafter is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2011	$161	$987	$1,148
2012	156	865	1,021
2013	999	216	1,215
2014	523	60	583
2015 and thereafter	1,066	17	1,083
Long-Term Intersegment	326	505	—

Total	$3,231	$2,650	$5,050

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10: Income Taxes

The sources of income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
	(in millions)
The Netherlands source	$(13)	$(62)	$(66)
Foreign sources	(80)	1,218	896

Income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$(93)	$1,156	$830

The provision for income taxes for the years ended December 31, 2009, 2008, and 2007 consisted of the following:

	2009	2008	2007
	(in millions)
Current income taxes	$159	$299	$196
Deferred income taxes	(67)	86	158

Total income tax provision	$92	$385	$354

A reconciliation of CNH’s statutory and effective income tax rate for the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
Tax provision at the Netherlands statutory rate	26%	26%	26%
Foreign income taxed at different rates	(2)	7	14
Change in valuation allowance	(147)	—	(3)
Withholding taxes and credits	(5)	1	1
Tax contingencies	(2)	3	3
Tax credits and incentives	38	(4)	(2)
Tax rate changes	(4)	(1)	2
Other	(3)	1	2

Total income tax provision	(99)%	33%	43%

During 2009, CNH recorded valuation allowances on deferred tax assets in certain jurisdictions where it was deemed more likely than not that the assets will not be realized based on available evidence.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets as of December 31, 2009, and 2008 are as follows:

	2009	2008
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$621	$594
Marketing and sales incentive programs	198	205
Allowance for credit losses	110	72
Inventories	94	45
Warranty and modification programs	60	72
Restructuring	23	14
Other accrued liabilities	451	384
Tax loss carry forwards	933	905
Less: Valuation allowances	(919)	(837)

Total deferred tax assets	1,571	1,454

Deferred tax liabilities:
Other intangible assets	187	214
Property, plant and equipment	247	185
Inventories	104	92
Other	81	65

Total deferred tax liabilities	619	556

Net deferred tax assets	$952	$898

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2009, and 2008 as follows:

	2009	2008
	(in millions)
Current deferred tax asset	$517	$396
Long-term deferred tax asset (included in “Other assets”)	542	583
Current deferred tax liability (included in “Other accrued liabilities”)	(53)	(65)
Long-term deferred tax liability (included in “Other liabilities”)	(54)	(16)

Net deferred tax asset	$952	$898

CNH has tax loss carry forwards in a number of foreign tax jurisdictions. The years in which they expire are as follows: $10 million in 2010; $20 million in 2011; $28 million in 2012; $11 million in 2013; $201 million in 2014; $19 million in 2015; $17 million in 2016; and $149 million with expiration dates from 2017 through 2029. CNH also has tax loss carry forwards of $3 billion with indefinite lives.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted new accounting guidance that clarified the accounting for tax contingencies on January 1, 2007. As a result, the Company recognized a $48 million increase in the liability for tax contingencies, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2009	2008
	(in millions)
Balance, beginning of year	$374	$406
Additions based on tax positions related to the current year	23	12
Additions for tax positions of prior years	109	83
Reductions for tax positions of prior years	(48)	(111)
Reductions for tax positions as a result of lapse of statute	(31)	—
Settlements	(4)	(16)

Balance, end of year	$423	$374

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $221 million.

The remaining liability is principally related to tax positions for which there are offsetting tax receivables, or the uncertainty related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $122 million and increases of approximately $104 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance at December 31, 2009, are $17 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

Effective in 2009 with the adoption of new accounting guidance on business combinations, any changes in tax contingencies relating to the Case acquisition will change the annual income tax provision.

The Company recognizes interest and penalties accrued related to tax contingencies in the income tax provision. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $9 million, $12 million and $8 million in interest and penalties, respectively. The Company had approximately $70 million, $65 million and $53 million for the payment of interest and penalties accrued at December 31, 2009, 2008 and 2007, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 1997 through 2007 that are anticipated to be completed by the end of 2012. As of December 31, 2009, certain taxing authorities have proposed adjustments to the Company’s transfer pricing positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement by the end of 2010. The potential tax deficiency assessment could have an effect on the Company’s annual cash flows in the range of $55 to $60 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

The Company has not provided deferred taxes on $2.2 billion of undistributed earnings of non-Netherlands’ subsidiaries at December 31, 2009, as the Company intends to indefinitely reinvest these earnings in non-Netherlands operations. Quantification of the tax liability, if the Company were to repatriate all permanently reinvested earnings, is not practicable.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11: Restructuring

The following summarizes restructuring charges by reportable segment during 2009, 2008 and 2007:

	Years Ended December 31,
	2009	2008	2007
	(in millions)
Agricultural equipment	$66	$30	$75
Construction equipment	32	4	10
Financial services	4	5	—

Total restructuring	$102	$39	$85

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing CNH’s manufacturing footprint and reducing salaried personnel. In June 2009, CNH announced it had started the process to move all production activities from its construction equipment plant located in Imola, Italy to other CNH facilities. In July 2009, CNH announced it had reorganized its Construction Equipment business’s management structure. Restructuring costs of $102 million in 2009 primarily related to severance and other employee-related costs incurred due to personnel reduction actions being implemented under these plans. The company recognized $87 million relating to salaried personnel reduction, $10 million related to industrial workforce reduction actions and $5 million related to closing, selling, and downsizing existing facilities.

Restructuring costs of $39 million in 2008 primarily related to severance and other employee-related costs, and business costs related to closing of manufacturing facilities. The Company recorded $31 million of restructuring expense relating to the personnel reduction plan, $4 million related to the 2007 closure of its Berlin, Germany facility, and $4 million related to the closure of other facilities.

Restructuring costs of $85 million recognized in 2007 primarily related to the PGN arbitration, severance and other employee-related costs incurred due to personnel reductions, and in the United States, the announced closure in 2006 of two manufacturing facilities. CNH was engaged in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistical services for CNH in Europe. The expense for the year ended December 31, 2007, included $42 million of additional costs as a result of the Company’s 2005 decision to exit its logistics outsourcing agreement with PGN and create a new company-directed European logistics function (See Note 14 for additional information).

Reductions in personnel in 2007 were achieved by eliminating administrative and back office functions and related personnel and eliminating manufacturing personnel in facilities that were either closed or downsized. These costs include severance and contractual benefits in accordance with collective bargaining agreements, other agreements and CNH policy, outplacement services, medical and supplemental vacation and retirement payments.

Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facility in Belleville, Pennsylvania;

•	rationalization of parts depots in Kansas City, Kansas; St. Paul, Minnesota; and Omaha, Nebraska;

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

•	rationalization of the combine manufacturing plant in East Moline, Illinois; and

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

The following table sets forth restructuring activity for the years ended December 31, 2009, 2008, and 2007:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2007	$70	$15	$—	$85
Additions	40	3	42	85
Reserves utilized: cash	(106)	(12)	—	(118)
Reserves utilized: non-cash	—	—	(42)	(42)

Balance at December 31, 2007	4	6	—	10
Additions	41	9	(11)	39
Reserves utilized: cash	(34)	(6)	—	(40)
Reserves utilized: non-cash	—	(6)	11	5

Balance at December 31, 2008	11	3	—	14
Additions	97	5	—	102
Reserves utilized: cash	(54)	(7)	—	(61)
Reserves utilized: non-cash	(12)	—	—	(12)
Currency translation adjustments	2	—	—	2

Balance at December 31, 2009	$44	$1	$—	$45

Remaining costs expected to be incurred	$26	$2	$—	$28

Non-cash utilization in 2009 of $12 million relates to the recognition of a curtailment loss on CNH’s pension and postretirement benefit plans due to a permanent reduction in personnel in the United States. See Note 12 for additional information.

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. If future events warrant changes to the reserve, such adjustments will be reflected in the applicable consolidated statements of operations as “Restructuring.”

Note 12: Employee Benefit Plans and Postretirement Benefits

CNH has various defined benefit plans that cover certain employees. Benefits are generally based on years of service and, for most salaried employees, on final average compensation. Benefits for New Holland salaried employees in the U.S. were frozen for pay and service as of December 31, 2000. New Holland salaried employees in the U.S. received a 3% increase for every year of employment after December 31, 2000, for a maximum of three years.

CNH has postretirement health and life insurance plans that cover certain U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. non-represented hourly and Case U.S. and Canadian salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the Company. For Case U.S. and Canadian hourly employees represented by a labor union, the plans generally cover employees who retire pursuant to their respective hourly plans and collective bargaining agreements. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change or terminate these benefits, subject to the provisions of any

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

collective bargaining agreement. CNH U.S. salaried and non-represented hourly and Canadian employees hired after January 1, 2001, and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. Beginning in 2005, the defined dollar benefit cap for salaried employees was replaced with the retirees paying 60% of each years’ total plan cost increase. The same provision applied to hourly nonrepresented employees beginning in January 2008.

Prescription drug benefits were eliminated effective January 1, 2007, for salaried retirees, nonrepresented hourly retirees and certain union groups retired on or after December 1, 2004, who were eligible for Medicare Part D.

Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any of these assets or liabilities. See “Note 14: Commitments and Contingencies, Other Litigation” for a discussion of litigation related to these obligations retained by former parent companies.

Obligations and Funded Status

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2009, and 2008:

	Pension Benefits		Other Postretirement Benefits
	2009	2008	2009	2008
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of measurement period	$2,473	$3,047	$1,190	$1,221
Service cost	23	26	8	8
Interest cost	152	166	73	72
Plan participants’ contributions	3	5	5	4
Actuarial loss (gain)	218	(227)	(51)	(20)
Gross benefits paid	(190)	(210)	(75)	(78)
Plan amendments	(5)	7	(15)	—
Curtailment loss (gain)	8	(5)	6	—
Currency translation adjustments and other	117	(336)	11	(17)

Actuarial present value of benefit obligation at end of measurement period	2,799	2,473	1,152	1,190

Change in plan assets:
Plan assets at fair value at beginning of measurement period	1,640	2,270	54	70
Actual return on plan assets	249	(335)	12	(16)
Employer contributions	153	205	69	74
Plan participants’ contributions	3	5	5	4
Gross benefits paid	(190)	(210)	(75)	(78)
Currency translation adjustments and other	96	(295)	1	—

Plan assets at fair value at end of measurement period	1,951	1,640	66	54

Funded status:	$(848)	$(833)	$(1,086)	$(1,136)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net actuarial loss of $218 million on pension benefits during 2009 was primarily due to decreases in discount rates in the U.S. and U.K.

Net amounts recognized in the consolidated balance sheets as of December 31, 2009 and 2008 consist of:

	Pension Benefits		Other Postretirement Benefits
	2009	2008	2009	2008
	(in millions)
Non-current assets	$—	$12	$—	$—
Current liabilities	(45)	(45)	(18)	(28)
Non-current liabilities	(803)	(800)	(1,068)	(1,108)

Net liability recognized at end of year	$(848)	$(833)	$(1,086)	$(1,136)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2009 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$866	$192
Unrecognized prior service cost (credit)	—	(67)

Total	$866	$125

The following table summarizes CNH’s pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2009	2008
	(in millions)
Projected benefit obligation	$2,719	$1,988

Accumulated benefit obligation	$2,698	$1,949

Fair value of plan assets	$1,885	$1,154

The total accumulated benefit obligation for all pension plans as of December 31, 2009 and 2008, was $2,762 million and $2,403 million, respectively. Total projected benefit obligations for pension plans that CNH does not currently fund were $481 million and $483 million as of December 31, 2009 and 2008, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2009, 2008, and 2007:

	Pension Benefits			Other Postretirement Benefits
	2009	2008	2007	2009	2008	2007
	(in millions)
Service cost	$23	$26	$36	$8	$8	$15
Interest cost	152	166	159	73	72	79
Expected return on assets	(122)	(161)	(164)	(4)	(8)	(1)
Amortization of:
Transition asset	—	—	—	—	—	6
Prior service cost (credit)	1	2	2	(39)	(43)	(41)
Actuarial loss	71	38	49	21	30	63

Net periodic benefit cost	125	71	82	59	59	121
Curtailment and settlement loss (gain) and other	8	3	(6)	6	(8)	—

Net periodic benefit cost	$133	$74	$76	$65	$51	$121

Expense related to benefits for inactive employees totaled $142 million, $90 million and $129 million for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in “Other, net” in the accompanying consolidated statements of operations.

CNH recognized curtailment losses during 2009 primarily due to a permanent reduction in personnel in the United States. CNH recognized a curtailment loss of $7 million and $6 million relating to U.S. defined benefit pension and postretirement benefit plans, respectively. Of these charges, $12 million was reflected in the consolidated statement of operations as “Restructuring.” See Note 11 for additional information regarding the headcount reduction actions taken in 2009.

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income during 2009 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net periodic benefit cost recognized in net income	$133	$65
Other changes in plan assets and benefit obligations:
Net actuarial loss (gain)	92	(58)
Prior service credit	(6)	(15)
Amortization of actuarial loss	(71)	(21)
Amortization of prior service (cost) credit	(1)	39
Curtailment and settlement	—	—
Currency translation adjustments and other	15	3

Total recognized in other comprehensive loss (income)	29	(52)

Total recognized	$162	$13

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax amounts expected to be amortized in 2010 from accumulated other comprehensive income (loss) consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$67	$14
Prior service cost (credit)	2	(39)

Total	$69	$(25)

Assumptions

The following assumptions were utilized in determining the funded status as of December 31, 2009 and 2008, and net periodic benefit cost of CNH’s defined benefit pension plans for the years ended December 31, 2009, 2008, and 2007:

	2009		2008		2007
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	5.50%	5.51%	6.10%	6.10%
Rate of increase in future compensation	N/A	3.42%	N/A	3.25%
Weighted-average, long-term rates of return on plan assets	8.00%	6.72%	8.00%	6.75%
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates(A)	6.10%	6.10%	6.20%	5.53%	5.80%	4.72%
Rate of increase in future compensation	N/A	3.25%	N/A	3.85%	N/A	3.55%
Weighted-average, long-term rates of return on plan assets	8.00%	6.75%	8.25%	7.00%	8.25%	7.01%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH has postretirement health and life insurance plans in the U.S. and Canada. The following assumptions were utilized in determining the funded status as of December 31, 2009 and 2008, and net periodic benefit cost of CNH’s postretirement health and life insurance plans for the years ended December 31, 2009, 2008, and 2007:

	2009		2008		2007
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	5.50%	4.75%	6.10%	7.00%
Rate of increase in future compensation	N/A	3.50%	N/A	4.00%
Weighted-average, long-term rates of return on plan assets	7.75%	N/A	7.75%	N/A
Weighted-average, assumed initial healthcare cost trend rate	8.50%	9.00%	9.00%	8.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2015
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates(A)	6.10%	7.00%	6.20%	5.20%	5.80%	4.75%
Rate of increase in future compensation	N/A	4.00%	N/A	4.00%	N/A	3.00%
Weighted-average, long-term rates of return on plan assets	7.75%	N/A	8.00%	N/A	N/A	N/A
Weighted-average, assumed initial healthcare cost trend rate	9.00%	8.00%	9.00%	8.50%	10.00%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2015	2012	2015	2012	2015

(A)	The expense for the U.S. plans for the year ended December 31, 2009 was remeasured at May 31, 2009 using a discount rate of 6.70%.

Assumed discount rates are used in measurements of pension and postretirement benefit obligations and interest cost components of net periodic cost. CNH selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date.

The discount rate assumptions used to determine the U.S. obligations at December 31, 2009, 2008 and 2007 were based on the Citigroup Pension Discount Curve, which is the methodology commonly applied by CNH’s current actuaries for the U.S. plans. The Citigroup Pension Discount Curve is derived by adding an average of option-adjusted spreads drawn from double-A corporate bonds to a U.S. Treasury par curve that reflects the entire Treasury coupon and STRIPS market. Citigroup publishes the Pension Discount Curve on a monthly basis.

The discount rate assumptions for non-U.S. obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments. For the Canadian obligations, the assumed discount rate assumptions were based on the AA spot rate curve supplied by CIBC World Markets. For the U.K. obligations, the assumed discount rate assumptions were based on the iBoxx Sterling AA Corporate Bond Index. For most European obligations, the assumed discount rate assumptions were based on the iBoxx Euro AA Corporate Bond Index.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2009 net postretirement benefit expense	$8	$(6)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2009	$106	$(90)

The change in the other postretirement benefit obligation not only reflected increases in the discount rates but also included the impacts of changes in estimated claim costs and other factors. The impact of such changes is included in the 2009, 2008 and 2007 actuarial gains.

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

Plan Assets

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

Assets held by CNH’s U.S. and U.K. plans approximated 50% and 41%, respectively, of CNH’s total plan assets at fair value as of December 31, 2009. The remaining 9% of CNH’s total plan assets are held primarily in Canada and Belgium. The target asset allocation for the U.S. and the U.K. and the weighted average target asset allocation for all plans for 2010 are as follows:

	U.S. Plans	U.K. Plans	All Plans
Asset category:
Equity securities	50%	28%	37%
Debt securities	50%	51%	51%
Cash/Other	—	21%	12%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH determines the fair value of plan assets using observable market data obtained from independent sources when available. CNH classifies its plan assets according to the fair value hierarchy:

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

The U.S. plan assets are held in a master trust. Participants in the master trust include other subsidiaries of Fiat. CNH does not own individual assets in the master trust. For purposes of this disclosure, CNH’s share of each of the U.S. master trust asset categories is included in the amounts presented below.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2009:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Equity securities:
US equities—Large cap	$173	$173	$—	$—
US equities—Mid cap	57	57	—	—
US equities—Small cap	51	51	—	—
Non-US equities—Large cap	129	129	—	—
Non-US equities—Mid cap	22	22	—	—
Non-US equities—Small cap	4	4	—	—
Emerging markets	4	4	—	—

Total equity securities	440	440	—	—

Fixed income securities:
US government bonds	169	—	169	—
US corporate bonds	304	—	304	—
Non-US government bonds	336	284	42	10
Non-US corporate bonds	106	12	92	2
Mortgage backed securities	29	—	29	—
Other fixed income	35	10	23	2

Total fixed income securities	979	306	659	14

Other types of investments:
Mutual funds(A)	202	13	189	—
Investment funds(B)	294	—	294	—
Hedge funds	6	—	6	—
Insurance contracts	16	—	—	16
Derivatives:
Credit default swaps—Assets	10	—	10	—
Credit default swaps—Liabilities	(10)	—	(10)	—

Credit swaps—net value	—	—	—	—
Foreign exchange contracts—Assets	1	—	1	—
Foreign exchange contracts—Liabilities	(3)	—	(3)	—

Foreign exchange contracts—net value	(2)	—	(2)	—
Other investments(C)	17	17		—

Total other types of investments	533	30	487	16

Cash:	65	32	33	—

Total	$2,017	$808	$1,179	$30

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(A)

This category includes mutual funds that invest in approximately 62% in non-US equities, 2% in US corporate bonds, 26% in non-US corporate bonds, 5% in non-US government bonds and 5% in cash and other investments.

(B)

This category includes investments in approximately 41% in US equities, 26% in non-US equities, 1% in US corporate bonds, 9% in non-US corporate bonds, 1% in US government bonds, 14% in non-US government bonds and 8% in cash and other investments.

(C)	This category is comprised of investments in commodities.

The following table presents the changes in the plan assets valued using significant unobservable inputs for the year ended December 31, 2009:

	Non-US Government Bonds	Non-US Corporate Bonds	Other Fixed Income	Insurance Contracts
Balance at December 31, 2008	$1	$1	$3	$16
Actual return on plan assets:
Related to assets still held at year end	—	—	—	—
Relating to assets sold during the year	—	—	—	—
Purchases, issuances and settlements	9	1	—	—
Transfers in and/or out of Level 3	—	—	(1)	—

Balance at December 31, 2009	$10	$2	$2	$16

Contributions

CNH’s funding policy is to contribute assets to the plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country.

During 2009, CNH made a discretionary contribution to U.S. defined benefit pension plan trust of $90 million. CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plans will be up to $70 million in 2010. Estimated contributions to the U.S. postretirement benefit plans will be approximately $75 million in 2010 prior to consideration of CNH making any discretionary contributions.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits		Other Postretirement Benefits		Medicare Part D Reimbursement
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans
	(in millions)
Employer contributions:
2010 (expected)	$71	$62	$75	$3	N/A

Expected benefit payments and reimbursements:
2010	$89	$115	$82	$3	$1
2011	89	102	85	3	2
2012	89	107	85	3	2
2013	89	108	86	3	2
2014	88	113	86	4	2
2015 – 2019	420	583	406	19	7

Total	$864	$1,128	$830	$35	$16

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During the years ended December 31, 2009, 2008, and 2007, CNH recorded expense of $34 million, $33 million, and $31 million, respectively, for its defined contribution plans.

Note 13: Other Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2009, and 2008 is as follows:

	2009	2008
	(in millions)
Marketing and sales incentive programs	$690	$660
Value-added taxes and other taxes payable	479	238
Warranty and modification programs	301	294
Legal reserves	213	189
Accrued payroll	163	179
Deferred income	115	78
Accrued income tax liability	111	101
Accrued interest	99	64
Defined benefit and other retirement plan obligations	82	89
Current deferred tax liability	53	65
Customer advances	28	55
Other	299	349

Total other accrued liabilities	$2,633	$2,361

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

Environmental

CNH’s operations and products are subject to extensive environmental laws and regulations in the countries in which it operates. In addition, the equipment the Company sells and the engines which power them are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. CNH expects that it will make significant capital and research expenditures to comply with these standards in the future. The Company anticipates that these costs are likely to increase as emissions limits become more stringent and pervasive. To the extent the timing and terms and conditions of such laws and regulations (and CNH’s corresponding obligations) are clear, CNH has budgeted or otherwise made available funds which it believes will be necessary to comply with such laws and regulations. To the extent the timing and terms and conditions of such laws and regulations (and CNH’s corresponding obligations) are uncertain. CNH is unable to quantify the dollar amount of potential future expenditures and has not budgeted or otherwise made funds available. The failure to comply with these current and anticipated emission limits could result in adverse effects on the Company’s future financial results.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital expenditures for environmental control and compliance in 2009 were approximately $0.9 million and CNH expects to spend approximately $4.4 million in 2010. The U.S. Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of CNH’s manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, the Company anticipates that these costs are likely to increase as environmental requirements become more stringent and pervasive. CNH believes that these capital costs, exclusive of product-related costs, will not have a material adverse effect on its business, financial position or results of operations.

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 50 non-owned sites at which hazardous substances allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 19 are on the National Priority List promulgated pursuant to CERCLA. For 45 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis. In September, 2004, the United States Environmental Protection Agency (“U.S. EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska for listing on the National Priorities List (“NPL”). Within its proposal the U.S. EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support the U.S. EPA’s alleged scenario. In April, 2006, the U.S. EPA finalized the listing. After subsequent remedial investigations were completed by the U.S. EPA and the Company in 2006, the U.S. EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. The U.S. EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH, certain of our subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, CNH believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 50 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH believes that the costs associated with the Waste Sites will not have a material adverse effect on the Company’s business, financial position or results of operations.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based upon information currently available, the Company estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $33 million to $89 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2009, environmental reserves of approximately $52 million have been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies.

Product Liability

Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or results of operations. Product liability expense is recorded in the consolidated statements of operations in the line “Other, net.”

Other Litigation

Yolton: In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co. and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc., “El Paso”) and Case, LLC (now known as CNH America LLC, “CNH”). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to CNH in June 1994. El Paso administers the health insurance programs for these retirees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. In 1998, in exchange for a release of all further liability for above-cap costs, CNH contributed $27.8 million to a Voluntary Employee’s Beneficiary Association (“VEBA”) to help defray the retirees’ above-cap costs.

The lawsuit arose after El Paso notified the retirees that the VEBA funds were exhausted and the retirees thereafter would be required to pay the premiums above the cap amounts. The plaintiffs also filed a motion for preliminary injunction in March 2003, asking the district court to order El Paso and/or CNH to pay the above-cap amounts. On March 9, 2004, based on an “alter ego” theory, the district court held that CNH was liable and ordered that CNH pay the above-cap health insurance benefits. CNH filed a motion for reconsideration and a motion for stay, both of which the district court denied on June 3, 2004. CNH and El Paso appealed to the Sixth Circuit Court of Appeals, but the Sixth Circuit affirmed the district court’s decision. El Paso and CNH each filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On November 6, 2006 the U.S. Supreme Court denied El Paso’s and CNH’s petitions and the matter was returned to the district court. After extensive discovery, El Paso and the plaintiffs filed summary judgment motions. CNH filed a summary judgment motion on the “alter ego” and VEBA release issues.

On March 7, 2008, the district court entered several orders. First it denied El Paso’s motion for summary judgment with respect to the benefits vesting issue, and granted plaintiff’s summary judgment motion with respect to liability. The court also denied CNH’s motion for summary judgment with respect to the “alter ego” basis of liability, effectively ruling for plaintiffs on that issue. The court denied CNH’s motion for summary

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

judgment on the VEBA release issue. The VEBA release issue was tried the week of January 26, 2009. On October 27, 2009, the court ruled against CNH on the VEBA release issue. CNH intends to appeal this decision. El Paso is still adjudicating the damage claims of the plaintiffs.

In conjunction with the above litigation, CNH filed a summary judgment motion with the district court asking the court to enforce the terms of a Reorganization Agreement, which CNH contended obligated El Paso to defend CNH and indemnify it for all expenses and losses arising from this lawsuit. The court granted that motion and the decision has been upheld on appeal by the Sixth Circuit Court of Appeals. Based on CNH’s rights to indemnification under the Reorganization Agreement now being final, CNH and El Paso reached a settlement, whereby El Paso fully repaid CNH the amounts previously paid to the retirees and committed to pay CNH’s costs in litigating the “alter ego” issue and the VEBA release issue going forward. CNH has and will continue to vigorously contest this matter.

ACT: Three of CNH’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation (Class 2) against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli S.p.A and certain affiliates (“Pirelli”). He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($14.8 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($13.2 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, which must be repaid to the Revenue by each individual claimant but referred the case back to the High Court. A hearing took place in February 2007 and a judgment was delivered on March 23, 2007. The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment was appealed to the Court of Appeal in January 2008. That appeal was dismissed in a judgment delivered in February 2008. Pirelli was refused permission to appeal to the House of Lords on the methodology for calculating compensation. A further hearing before the High Court took place in October 2009 to deal with a separate but inextricably linked issue concerning whether claimants would have made a group income election, so as to avoid paying ACT, had one been available at the time of paying dividends, and in so doing forego the treaty credit paid as a consequence of paying ACT. The High Court hearing in October also heard a new claim, known as the Class IV action, that is being run in parallel with the Class 2 litigation, with Pirelli as the test claimant. This deals with an apparent breach of EU Community Law concerning the application of withholding tax to treaty credits paid to CNH Global N.V. at the time of the payment of dividends and the imposition of a U.K. tax charge on such dividends income. The decision of this hearing is still awaited.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($16.5 million) and the £9.1 million ($14.7 million) that had been previously received. During 2008 CNH U.K. management decided to make a provision for the valuation of the surplus ACT of £9.1 million ($14.7 million) that would be re-established as a tax asset with a full valuation allowance on the consolidated balance sheet in the event of repayment. There will be no further impact on the results of operations of CNH U.K. in the event that any, or all, monies received to date are ultimately required to be repaid. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

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

PGN: CNH was involved in a consolidated arbitration proceeding (the “Arbitration”) before the ICC International Court of Arbitration. The Arbitration related to a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain CNH subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involved CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues in August 2007, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it suffered with respect to lost profits.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims.

In March 2008 CNH Global and PGN submitted applications requesting that the Tribunal correct certain errors in the damages award. On June 10, 2008 the Tribunal issued an Addendum to the damages award allegedly correcting certain errors. However, CNH Global believed the Tribunal exceeded its authority and made substantive changes to the original damages award. As a result, on July 16, 2008 CNH Global filed an appeal with the English Commercial Court seeking to overturn a particular aspect of the Addendum. In response, PGN filed its own appeal with the English Commercial Court, in essence asking that the finding in the Addendum challenged by CNH Global be upheld. At the hearing on the two appeals on February 26, 2009 the Court stated that the tribunal had exceeded its authority, nevertheless, it ruled in favor of PGN. Accordingly, on March 9, 2009 CNH Global paid to PGN an additional £1.9 million.

On or about October 12, 2007, the District Court of Haarlem, the Netherlands in the Cheron case (see below) issued a garnishment order which prohibited CNH Global from making any further payments to PGN until the breach of contract claim in the Cheron case was decided. On or about November 27, 2008 the district court in the Cheron case, at the request of PGN, lifted the garnishment order. On or about December 4, 2008 CNH Global paid to PGN an additional sum in the approximate amount of $16.6 million in respect of certain unpaid invoices claimed by PGN outside the Arbitration, and claims which the Tribunal held CNH Global was responsible for and with respect to which CNH Global did not have an objection as to amount. Pursuant to a Deed of Settlement, dated June 15, 2009, CNH paid PGN a final settlement of $5 million and the parties to the arbitration proceeding resolved all outstanding issues relating to the arbitration and the termination of the Services Agreement.

Cheron: In connection with a logistics Services Agreement among CNH Global N.V., PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron and by PGN purportedly “in the name and on behalf of” CNH Global N.V. (“CNH Global”). CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005 and as a result of the termination of the Services Agreement Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the district court issued an order requiring CNH Global to pay €1,500,000 ($2.4 million) to Cheron as a preliminary payment of lost profit damages. CNH Global successfully appealed this decision to the Court of Appeals in Amsterdam which rendered its decision on November 24, 2005. At this point the matter returned to the district court for a determination of liability.

On September 24, 2008 the district court issued its interim award with respect to liability. The district court held that CNH Global was liable under the subcontract for lost profit damages which Cheron suffered. Cheron has recently initiated the damages phase of the case and has asserted damages in the amount of approximately €21 million ($34 million). CNH believes Cheron’s damages claim is materially inflated and unsustainable and will vigorously defend this matter.

CNH records litigation expense in the consolidated statements of operations in the line “Other, net.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments

Minimum rental commitments at December 31, 2009, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2010	$38
2011	25
2012	19
2013	13
2014	12
2015 and beyond	42

Total minimum rental commitments	$149

Total rental expense for all operating leases was $39 million, $39 million, and $29 million for the years ended December 31, 2009, 2008, and 2007, respectively.

At December 31, 2009, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label credit card	$5,315	$305	$5,010
Wholesale and dealer financing	$5,584	$2,930	$2,654

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2009, total commitments of this type are approximately $541 million.

In addition CNH provides payment guarantees on financial debts of customers for approximately $451 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2009, the guaranteed portfolio balance is $349 million.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warranty

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for basic warranty costs and other service action costs within certain pre-established time periods. A summary of recorded activity for the years ended December 31, 2009 and 2008 for the basic warranty and accruals for modification programs are as follows:

	2009	2008
	(in millions)
Balance, beginning of year	$294	$297
Current year accruals	328	369
Claims paid and other adjustments	(342)	(345)
Currency translation adjustment	21	(27)

Balance, end of year	$301	$294

Note 15: Financial Instruments

Effective January 1, 2008, the Company adopted new accounting guidance that addresses aspects of the expanding application of fair-value accounting.

This new accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. This new accounting guidance, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under the new accounting guidance, the Company may elect to measure financial instruments and certain other items at fair value that were previously not required to be measured at fair value. This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of this new accounting guidance did not have an impact on CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

Fair-Value Hierarchy

U.S. GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Retained Interest in Securitized Assets

CNH retains certain interests in retail receivables sold in off-balance sheet securitizations. In conjunction with these sales, CNH retains certain interests in the sold receivables including interest-only strips, cash reserve accounts, ABS certificates and the rights to service the assets sold. CNH estimates the fair value of the retained interests using internal valuation models, market inputs and its own assumptions. The three key inputs that affect the valuation of the residual interest cash flows include credit losses, prepayment speeds, and the discount rate. The fair value of the retained interest in securitizations is determined using a discounted cash flow analysis. Retained interest in securitized assets are generally classified in Level 3 of the fair value hierarchy.

Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2009 and 2008 were as follows:

	Range		Weighted Average
	2009	2008	2009	2008
Constant prepayment rate	15.00-20.00%	15.00%	19.31%	15.00%
Expected credit loss rate	0.59-1.50%	0.65-0.67%	0.79%	0.66%
Discount rate	9.00-17.00%	9.00-13.00%	14.06%	11.31%
Remaining maturity in months	13-32	20-23	25	22

The fair value is compared to the carrying value of the retained interests and consistent with new accounting guidance issued in 2009 for changes in credit-related rates that result in an excess of carrying value over fair value, an impairment of the retained interests is recorded with a corresponding offset to income. If changes in the discount rates result in an excess of carrying value over fair value, an impairment to the retained interest is recorded with the offset included in accumulated other comprehensive income. Based on this analysis, CNH reduced the value of its retained interests by $37 million, $42 million, and $9 million in 2009, 2008, and 2007, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact on Fair Value

The weighted average of significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2009, and 2008 are as follows:

	2009			2008
	Assumption	10% Change	20% Change	Assumption	10% Change	20% Change
	(in millions, except percentages)
Constant prepayment rate	18.58%	$1.5	$2.2	17.60%	$0.4	$0.9
Expected credit loss rate	1.10%	$4.4	$8.7	1.12%	$3.0	$6.1
Discount rate	10.21%	$7.0	$13.8	11.46%	$3.4	$6.7
Remaining maturity in months	15			13

The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding, assuming exercise of cleanup calls.

Actual and expected retail credit losses are summarized as follows:

	Retail Receivables Securitized in
	2009	2008	2007
As of December 31, 2009	0.78%	1.69%	1.87%
As of December 31, 2008		0.86%	1.35%
As of December 31, 2007			0.75%

The actual and expected retail credit losses have been impacted by the construction equipment receivables in the transactions.

Credit losses are calculated by adding the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

Beginning January 1, 2010, CNH adopted the new accounting guidance related to variable interest entities. The retained interests, included in the December 31, 2009 balance sheet, will generally be reclassified to receivables for the transactions that are consolidated upon the adoption of this guidance.

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $2.9 billion as of December 31, 2009 and 2008. Derivative instruments are generally classified in Level 2 or 3 of the fair value hierarchy.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant. The maturity of these instruments does not exceed 17 months and the net of tax gains deferred in other accumulated comprehensive income (loss) to be recognized in income over the next year beginning January 1, 2010, are less than $1 million. The effective portion of changes in the fair value of the derivatives is recorded in other accumulated comprehensive income (loss) and is recognized in net sales and cost of goods sold in the consolidated statements of operations when the hedged item affects earnings. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable the cumulative amount recorded in OCI is recognized immediately in earnings. Such amounts were insignificant in 2009, 2008 and 2007.

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

Interest Rate Derivatives

CNH has entered into interest rate swap agreements in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate swaps that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other accumulated comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedging relationships for the year ending December 31, 2009 was $6 million and was not significant for the years ended December 31, 2008 and 2007. These amounts are recorded in “Other, net” in the consolidated statement of operations. Furthermore, for the years ended December 31, 2009, 2008 and 2007, CNH recorded losses of $13 million, $23 million and $nil, respectively, related to the discontinuance of cash flow hedge accounting for instances where the forecasted transactions were no longer probable and is recorded in “Interest expense” and “Other, net” in the consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 60 months, and CNH expects net gains or losses to be insignificant.

Interest rate swaps that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equipment Operations. Gains and losses on these instruments are reflected in interest expense in the period in which they occur and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no material ineffectiveness as a result of fair value hedge relationships in 2009, 2008, or 2007.

CNH also enters into offsetting interest rate swaps or caps with substantially similar terms that are not designated in hedge relationships. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These instruments are used to mitigate interest rate risk related to the Company’s ABCP facilities and various limited purpose business trusts associated with the Company’s retail note ABS securitization programs in North America. These facilities and trusts require CNH to enter into interest rate swaps and caps. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into a compensating position. Net gains and losses on these instruments were insignificant for 2009, 2008, and 2007.

Most of CNH’s interest rate derivatives are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The future notional of some of CNH’s interest rate derivatives is not known in advance. These derivatives are considered Level 3 derivatives. The fair market value of these derivatives is calculated using market data input and a forecasted future notional.

Financial Statement impact of CNH Derivatives

The location on the Balance Sheet and the fair value of CNH derivatives as of December 31, 2009 are as follows:

	Asset Derivatives		Liability Derivatives
	Location on the Balance Sheet	Fair Value	Location on the Balance Sheet	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts
Equipment Operations	Other assets	$41	Other liabilities	$72
Interest rate derivatives
Equipment Operations	Other assets	2	Other liabilities	—
Financial Services	Other assets	17	Other liabilities	20

Total derivatives designated as hedging instruments		$60		$92

Derivatives not designated as hedging instruments
Foreign exchange contracts
Equipment Operations	Other assets	$28	Other liabilities	$55
Interest rate derivatives
Financial Services	Other assets	14	Other liabilities	17

Total derivatives not designated as hedging instruments		42		72

Total derivatives		$102		$164

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The location on the Statements of Operations and impact of CNH derivatives for the year ended December 31, 2009 are as follows:

Fair Value Hedges	Gain/(Losses) on Derivatives	Location on the Statement of Operations	Gain/(Losses) on Hedged Items	Location on the Statement of Operations
Interest rate swaps	$2	Interest expense	$(1)	Interest expense

Cash Flow Hedges	Amount of Gain/(Loss) Recognized in OCI (Effective Portion)	Gain or (Loss) Reclassified from OCI into Earnings (Effective Portion)		Gain or (Loss) Recognized Directly in Earnings (Ineffective Portion and Amount Excluded from Effectiveness Testing)
		Location on the Statement of Operations	Amount	Location on the Statement of Operations	Amount
Foreign exchange contracts	$—	Net sales	$(10)	Other, net	$7
		Cost of goods sold	(19)
Interest rate swaps	—	Interest expense	(9)	Other, net	(9)
		Finance and interest income	(2)	Interest expense	(10)

	$—		$(40)		$(12)

Derivatives Not Designated as Hedging Instruments	Gain/(Losses) on Derivatives	Location on the Statement of Operations
Foreign exchange contracts	$53	Other, net
Interest rate swaps	(6)	Other, net

	$47

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total Assets / Liabilities at Fair Value
	(in millions)
Assets
Derivative financial instruments	$—	$101	$1	$102
Retained interests	—	—	1,259	1,259

Total assets	$—	$101	$1,260	$1,361

Liabilities
Derivative financial instruments	$—	$162	$2	$164

Total liabilities	$—	$162	$2	$164

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total Assets / Liabilities at Fair Value
	(in millions)
Assets
Derivative financial instruments	$—	$192	$3	$195
Retained interests	—	—	804	804

Total assets	$—	$192	$807	$999

Liabilities
Derivative financial instruments	$—	$284	$4	$288

Total liabilities	$—	$284	$4	$288

The following tables present the changes in the Level 3 fair-value category for the years ended December 31, 2009 and 2008:

	Retained Interests	Derivative Financial Instruments
Balance at December 31, 2007	$1,070	$—
Total gains or losses (realized / unrealized)
Included in earnings	(22)	(1)
Included in other comprehensive income (loss)	(36)	—
Purchases, issuances and settlements	(208)	—

Balance at December 31, 2008	$804	$(1)
Total gains or losses (realized / unrealized)
Included in earnings	(14)	—
Included in other comprehensive income (loss)	29	—
Purchases, issuances and settlements	440	—

Balance at December 31, 2009	$1,259	$(1)

The total amount of gains included in earnings attributable to the change in unrealized gains on retained interests still held at December 31, 2009 and 2008 were $33 million and $42 million, respectively.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheet as of December 31, 2009, and 2008 are as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Accounts and notes receivable, net and long-term receivables	$8,426	$8,367	$10,713	$10,833
Long-term debt	$5,050	$4,954	$3,838	$3,548

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

Long-term debt

The fair value of fixed-rate, public long-term debt was based on both quoted prices and the market value of debt with similar maturities and interest rates; the fair value of other fixed-rate borrowings was based on discounting using the treasury yield curve; the carrying amount of floating-rate long-term debt was assumed to approximate its fair value.

Note 16: Equity

The Articles of Association of CNH provide for authorized share capital of €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares, each with a per share par value of €2.25. At the general meeting of the shareholders held on April 2, 2007, the shareholders authorized CNH’s Board of Directors to issue shares for a period ending in April 2012.

During the years ended December 31, 2009 and 2008, changes in CNH common shares issued were as follows:

	Common Shares
	2009	2008
	(in thousands)
Issued as of beginning of year	237,525	237,324
Issuances of CNH Common Shares:
Shares issued to Directors	20	6
Stock-based compensation	8	195

Issued as of end of year	237,553	237,525

No dividends were declared or paid in 2009. Dividends of $0.50 and $0.25 per common share, totaling $118 million and $59 million were declared and paid during 2008 and 2007, respectively.

Note 17: Option and Incentive Plans

CNH issues share-based compensation awards to outside members of the Board of Directors under the CNH Outside Directors’ Compensation Plan, and to employees under the CNH Equity Incentive Plan. For the years ended December 31, 2009, 2008, and 2007, CNH recognized total share-based compensation expense of $14 million, $0.3 million, and $19 million, respectively. For the years ended December 31, 2009, 2008 and 2007, CNH recognized a total tax benefit relating to share-based compensation expense of $3.6 million, $nil, and $6 million, respectively. As of December 31, 2009, CNH has unrecognized share-based compensation expense related to nonvested awards of approximately $9 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.4 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. As of December 31, 2009, CNH has reserved 15,900,000 shares for the CNH EIP.

Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2009 and 2001, CNH granted stock options with an exercise price less than the quoted market price of CNH’s common shares at the date of grant. The exercise price of these grants were based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

Stock Option Grants

Beginning in 2006, the Company began to issue awards under plans providing performance-based stock options, performance-based shares and cash. In April 2009, CNH granted approximately 4.1 million performance-based stock options (at target award levels) under the CNH EIP. Target performance levels for 2009 were not fully achieved, resulting in only a partial vesting. One-third of the options vested with the approval of 2009 results by the Board of Directors in January 2010. The remaining options will vest equally on the first and second anniversary of the initial vesting date. It is expected that 2.2 million of these options will vest based on CNH’s 2009 results. Options granted under the CNH EIP in 2009 have a contractual life of five years from the initial vesting date.

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

The following table reflects option activity under the CNH EIP for the year ended December 31, 2009:

	2009
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	2,718,109	$40.82
Granted	4,144,800	13.58
Forfeited	(2,404,528)	18.06
Expired	(117,410)	68.85
Exercised	(8,136)	18.65

Outstanding at end of year	4,332,835	26.67

Exercisable at end of year	1,488,840	37.81

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Outstanding options under the CNH EIP have a weighted average remaining contract term of 4.0 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 2.7 years.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2009:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$13.58–$19.99	2,243,243	5.0	$13.70	$25,313,326	99,863	2.6	$16.18	$878,794
$20.00–$29.99	186,760	2.2	21.20	705,953	186,760	2.2	21.20	705,953
$30.00–$39.99	1,256,178	2.9	37.21	—	886,181	2.8	36.90	—
$40.00–$68.85	646,654	3.3	52.80	—	316,036	2.5	57.04	—

				$26,019,279				$1,584,747

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $24.98. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based shares vest upon the attainment of specified performance objectives.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2009:

	2009
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	1,870,500	$31.28
Granted	25,000	11.83
Forfeited	(546,500)	30.52
Vested	—	—

Nonvested at end of year	1,349,000	31.22

In connection with the new performance-based plans which were approved in 2006, CNH introduced the Top Performance Plan (“TPP”), under which the Company has granted performance-based, non-vested share awards to approximately 200 of the Company’s top executives. The TPP performance shares vest only if specified targets are achieved in 2009 or 2010. The number of shares that vest will decrease by 20% from the amount originally awarded if the specified targets are not achieved in 2009, but are achieved in 2010. If specified targets are not achieved in 2010, the shares granted will not vest.

TPP performance shares were granted in 2006, 2007, 2008 and 2009. The fair value of TPP awards have been estimated for each potential service period over which the award may vest. The total estimated expense varies depending on the period during which targets are expected to be achieved.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2006 and 2007, CNH recognized expense for TPP awards based on an assumption that the specified performance targets would be achieved in 2009. In 2008, CNH did not achieve these performance targets and CNH reversed all previously recognized stock-based compensation expense ($11 million) as a result of a change in estimate. In 2009, CNH did not recognize any stock-based compensation expense related to TPP awards as achievement of the performance targets did not occur in 2009 and is not considered probable in 2010.

CNH Outside Directors’ Compensation Plan

The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on July 22, 2008, provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to independent outside members of the Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the New York Stock Exchange. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be an outside director. Prior to 2007, CNH also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2009, and 2008, there were 700,058 and 746,067 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2009:

	2009
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	92,508	$31.01
Granted	29,661	15.51
Forfeited	—	—
Expired	(750)	77.05
Exercised	(4,000)	9.23

Outstanding at end of year	117,419	27.54

Exercisable at end of year	117,419	27.54

Outstanding and exercisable options under the Directors’ Plan have a weighted average remaining contract term of 7.4 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2009:

	Options Outstanding and Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)
$10.22–$16.00	26,063	9.2	$13.24	$306,053
$16.01–$26.00	30,612	7.2	20.44	139,077
$26.01–$40.00	40,295	6.6	28.80	—
$40.01–$56.00	11,162	8.1	47.27	—
$56.01–$66.54	9,287	5.5	61.97	—

				$445,130

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $24.98. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2009		2008		2007
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	2.2%	1.6%	2.4%	3.0%	4.3%	4.4%
Dividend yield	0.8%	0.7%	0.9%	0.9%	1.1%	1.0%
Stock price volatility	62.9%	70.6%	45.0%	40.5%	44.6%	38.3%
Option life (years)	5.00	3.73	5.00	3.59	5.00	4.00

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2009, 2008, and 2008 were as follows:

	2009	2008	2007
CNH Directors’ Plan	$8.03	$11.70	$21.66
CNH EIP	$9.03	$12.95	$12.65

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life is based on the average of the vesting period of each tranche and the original contract term of 69 months. The expected life for CNH Directors’ Plan grants are based on management estimates. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the last four years.

The fair value of performance-based shares is based on the market value of CNH’s common shares on the date of the grant or modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Stock-Based Compensation Information

The table below provides additional stock-based compensation information for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(in millions)
Total intrinsic value of options exercised	$—	$2.7	$11.7
Fair value of shares vested	$—	$4.2	$0.8
Cash received from stock award exercises	$0.2	$3.4	$13.1
Tax benefit of options exercised	$—	$0.8	$3.8

As of December 31, 2009, there were 8,332,115 common shares available for issuance under the CNH EIP. Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

Fiat Stock Option Program

Certain employees of CNH participate in stock option plans of Fiat (“Fiat Plans”) whereby participants are granted options to purchase ordinary shares of Fiat (“Fiat Shares”). A summary of options under the Fiat Plans as of December 31, 2009 follows:

Date of Grant	Date of Grant Share Price	Exercise Price		Options
		Original	Current	Granted	Transfers	Forfeitures	Exercises	Outstanding	Exercisable
9/12/2002	€11.88	€11.16	€10.39	513,000	50,000	(268,500)	(213,500)	81,000	81,000
3/11/2006	€14.41	€13.37	€13.37	—	70,000	(17,500)	—	52,500	—
7/23/2008	€11.88	€10.24	€10.24	—	9,000	(1,620)	—	7,380	—

The original exercise prices were determined by an average of the price of Fiat Shares on the Italian Stock Exchange prior to grant. Following Fiat capital increase in July 2003, the exercise price of the 2002 award was adjusted by applying the factors calculated by the Italian Stock Exchange. The Fiat capital increase in September 2005 did not give rise to exercise price adjustments. The 2006 grant vests over a four year period, subject to the achievement of certain annual Fiat performance targets in 2007 to 2010. Achievement of these performance targets occurred in 2007, but did not occur in 2008 or 2009. The 2008 grant vests over a three year period, subject to the achievement of the same annual Fiat performance targets as the 2006 grant. All options under the Fiat Plans expire eight years after the grant date. The fair value of these options did not result in a significant amount of compensation expense.

Other programs

Certain executives participate in a plan approved by the Board of Directors of Fiat and CNH (the “Individual Top Hat Scheme”), which provides a lump sum to be paid in installments if an executive, in certain circumstances, leaves Fiat and/or its subsidiaries before the age of 65. No contributions to the Individual Top Hat Scheme were made in 2009 or 2008.

Note 18: Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Global N.V.	$(190)	$825	$559

Weighted average common shares outstanding—basic	237.4	237.3	236.8

Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders	$(0.80)	$3.48	$2.36

Diluted:
Net income (loss) attributable to CNH Global N.V.	$(190)	$825	$559

Weighted average common shares outstanding—basic	237.4	237.3	236.8
Effect of dilutive securities (when dilutive):
Stock Compensation Plans(A)	—	0.2	0.4

Weighted average common shares outstanding—diluted	237.4	237.5	237.2

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders	$(0.80)	$3.47	$2.36

(A)

Stock options to purchase approximately 4.5 million, 2.2 million, and 0.7 million shares during 2009, 2008, and 2007, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

Note 19: Accumulated Other Comprehensive Income (Loss) Attributable to CNH Global N.V.

The components of accumulated other comprehensive income (loss) as of December 31, 2009, and 2008 are as follows:

	2009	2008
	(in millions)
Cumulative translation adjustment	$338	$(80)
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($366 and $410, respectively)	(625)	(604)
Deferred gains (losses) on derivative financial instruments, net of taxes ($(1) and $19, respectively)	—	(21)
Unrealized gain on available for sale securities, net of taxes ($(12) and $(3), respectively)	20	4

Total	$(267)	$(701)

Note 20: Segment and Geographical Information

Segment Information

During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, CaseIH and New Holland agricultural equipment brands and Case and New Holland Construction construction equipment brands. Consequently, for 2009, 2008 and 2007, CNH has identified five operating segments; CaseIH, New Holland, Case, New Holland Construction, and Financial Services. While CNH has five operating segments its Agricultural Equipment brands as well as its Construction Equipment brands continue to have similar

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

economic and operating characteristics such as the nature of the products and production processes, type of customer and methods of distribution. As such, CNH continues to aggregate its Agricultural Equipment and Construction Equipment brands for segment reporting purposes. As a result, CNH continues to have three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services.

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

As of December 31, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.

CNH reports to Fiat based on financial information prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”). CNH evaluates segment performance based on “trading profit” as defined by Fiat. Fiat defines trading profit as income before restructuring, net financial expenses of Equipment Operations, income taxes, noncontrolling interests, equity in income (loss) of unconsolidated subsidiaries and affiliates, and impairment losses. Transactions between segments are accounted for at market value.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation from consolidated trading profit reported to Fiat under IFRS to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2009, 2008, and 2007 is provided below.

	Years Ended December 31,
	2009	2008	2007
	(in millions)
Trading profit reported to Fiat	$470	$1,650	$1,357
Adjustments to convert from trading profit to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(51)	(43)	(80)
Accounting for other intangible assets, primarily product development costs	(140)	(68)	(63)
Restructuring	(102)	(39)	(85)
Net financial expense	(287)	(289)	(257)
Accounting for receivable securitizations and other	17	(55)	(42)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$(93)	$1,156	$830

The following summarizes trading profit by reportable segment:

	Years Ended December 31,
	2009	2008	2007
	(in millions)
Agricultural equipment	$650	$1,234	$656
Construction equipment	(393)	26	321
Financial services	213	390	380

Trading profit	$470	$1,650	$1,357

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
	(in millions)
Revenues:
Agricultural equipment	$10,663	$12,902	$9,948
Construction equipment	2,120	4,464	5,023
Financial services	1,574	1,719	1,587
Eliminations	(260)	(373)	(328)

Net revenues under IFRS	14,097	18,712	16,230
Difference, principally finance and interest income on receivables held by QSPEs (on-book under IFRS)	(337)	(236)	(266)

Revenues under U.S. GAAP	$13,760	$18,476	$15,964

Depreciation and amortization:
Agricultural equipment	$239	$235	$263
Construction equipment	87	86	81
Financial services	127	116	76

Depreciation and amortization under IFRS	453	437	420
Difference, principally amortization of development costs capitalized under IFRS	(55)	(63)	(48)

Depreciation and amortization under U.S. GAAP	$398	$374	$372

Total assets:
Agricultural equipment*	$9,696	$9,094	$8,377
Construction equipment*	3,604	4,800	4,550
Financial services	17,885	17,442	18,351
Assets not allocated to segments, principally goodwill, other intangibles and taxes	10,515	9,410	8,325
Eliminations	(11,403)	(9,494)	(9,059)

Total assets under IFRS	30,297	31,252	30,544
Difference, principally receivables held by QSPEs (on-book under IFRS)	(7,089)	(5,793)	(6,799)

Total assets under U.S. GAAP	$23,208	$25,459	$23,745

*	Includes receivables legally transferred to Financial Services

	2009	2008	2007
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$361	$480	$350
Construction equipment	97	181	152
Financial services	302	333	386
Unallocated	—	—	—

Expenditures for additions to long-lived assets under IFRS	760	994	888
Difference, principally development costs capitalized under IFRS	(240)	(183)	(173)

Total expenditures for additions to long-lived assets under U.S. GAAP	$520	$811	$715

*	Includes equipment on operating leases and property, plant and equipment

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009	2008
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$165	$151
Construction equipment	167	221
Financial services	85	103

Investments in unconsolidated subsidiaries and affiliates under IFRS	417	475
Difference, principally product development cost capitalized under IFRS	(2)	(2)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$415	$473

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Brazil	France	Canada	Germany	Italy	Other	Total
	(in millions)
At December 31, 2009, and for the year then ended:
Total revenues	$5,308	$1,584	$940	$551	$557	$525	$4,295	$13,760

Long-lived tangible assets	$1,039	$271	$90	$214	$40	$284	$472	$2,410

At December 31, 2008, and for the year then ended:
Total revenues	$5,491	$1,987	$1,397	$1,252	$772	$655	$6,922	$18,476

Long-lived tangible assets	$1,033	$186	$89	$181	$41	$281	$410	$2,221

At December 31, 2007, and for the year then ended:
Total revenues	$4,971	$1,365	$1,099	$1,265	$636	$701	$5,927	$15,964

Long-lived tangible assets	$799	$162	$95	$196	$40	$327	$402	$2,021

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21: Related Party Information

As of December 31, 2009, the Company’s outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.23) per share. As of December 31, 2009, there were 237,398,518 common shares outstanding. At December 31, 2009, CNH had 597 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of CNH’s outstanding common shares.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.4 billion) syndicated credit facility with a group of banks, which matures in August 2010. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($432 million) of this borrowing capacity was allocated to the Company with additional amounts potentially available depending on the usage by other borrowers. As of December 31, 2009 this facility was fully drawn, €300 million ($432 million) by CNH and €700 million ($1,008 million) by other Fiat affiliates.

Fiat, through certain of its treasury subsidiaries, has also made available to CNH and certain of its subsidiaries, pursuant to a Facility Agreement entered into in February 2009, a multi-currency revolving credit facility currently scheduled to mature on February 26, 2010. Pursuant to this facility, CNH and the designated subsidiaries may, from time to time, borrow up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The interest rates on advances under the credit agreement ranged from LIBOR + 0.15% per annum to LIBOR + 5.75% per annum during 2009. CNH has agreed to pay a commitment fee of 0.20% per annum on the unused amount of the facility. As of December 31, 2009, $418 million was outstanding under the facility.

On December 31, 2009, the Company’s outstanding consolidated debt with Fiat and its affiliates was $2.9 billion, or 31% of the Company’s consolidated debt, compared to $5.2 billion or 46% as of December 31, 2008. The main reason for the decrease in CNH’s consolidated debt with Fiat was the opportunity to refinance part of its borrowings with third parties; for Equipment Operations, with a $1.0 billion bond at an annual fixed rate of 7.75% due in 2013 and, for Financial Services, with new securitizations.

Fiat guarantees $1.4 billion of CNH’s debt with third parties, which is 22% of its outstanding debt with third parties. CNH pays Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat. In 2009 and in 2008, CNH paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat affiliates’ cash management pools). The Company’s positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at LIBOR plus 0.15%. Interest earned on the Company’s deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $32 million, $58 million, and $48 million in the years ended December 31, 2009, 2008, and 2007, respectively.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide the Company with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant security, research and development, information systems and training. The companies of the Fiat Group also provide purchasing services to CNH. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, the Company enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $2.9 billion and $2.0 billion as of December 31, 2009, and 2008, respectively, to which affiliates of Fiat were counterparties.

Fiat provides accounting services to the Company in Europe and Brazil through an affiliate that uses shared service centers to provide such services to various Fiat companies. Fiat provides internal audit services at the direction of CNH’s internal audit department in certain locations where the Company believes it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsourced a portion of its information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provides training services through an affiliate. CNH uses a broker that is an affiliate of Fiat to purchase a portion of its insurance coverage. CNH purchases research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy.

In certain tax jurisdictions, the Company has entered into tax sharing agreements with Fiat and certain of its affiliates. Management believes the terms of these agreements are customary for agreements of this type and are as advantageous as filing tax returns on a stand-alone basis. In order to optimize the tax efficiency of the Company, New Holland Tractors and Fiat India Private Limited effectuated an amalgamation as of April 1, 2007 for Indian fiscal and statutory purposes, which was approved by the Delhi and Bombay High Court on September 23, 2008. CNH obtained a fairness opinion from an independent third party financial advisor that documents that the consideration received by the parties to the transaction represent an arm’s-length “value-for-value” exchange.

During 2008, CNH entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. The Company paid $17 million and $8 million related to this reimbursement agreement in 2009 and 2008, respectively. The Juventus Football Club S.p.A., in which EXOR S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. Founded in 1897, Juventus is one of the most prominent professional soccer teams in the world. EXOR is one of the major investment holding companies in Europe. Among other things, EXOR also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. CNH obtained services from SGS, for verification, inspection, control and certification activities and also obtains real estate services from Cushman & Wakefield.

If the goods or services or financing arrangements described above were not available from related parties, the Company would have to obtain them from other sources. CNH can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by such related parties.

Additionally, CNH participates in the stock option program of Fiat and the Individual Top Hat Scheme as described in “Note 17: Option and Incentive Plans” of the consolidated financial statements.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s sales, purchase, and finance income with Fiat and affiliates of Fiat and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(in millions)
Sales to affiliated companies and joint ventures	$200	$317	$115

Purchase of materials, production parts, merchandise and services	$818	$1,185	$771

Finance and interest income	$32	$58	$48

As of December 31, 2009 and 2008, CNH had trade payables to affiliated companies and joint ventures of $270 million and $456 million, respectively.

Note 22: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the 7.125% Senior Notes and the 7.75% Senior Notes. The guarantees are unconditional, irrevocable, joint and several guarantees of the 7.125% Senior Notes and the 7.75% Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2009, and 2008 and for the three years ended December 31, 2009. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Entities and All Other Subsidiaries.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2009, and 2008, and for the years ended December 31, 2009, 2008 and 2007.

	Condensed Statements of Operations For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$9,446	$6,264	$(2,927)	$12,783
Finance and interest income	21	64	114	1,148	(370)	977

	21	64	9,560	7,412	(3,297)	13,760

Cost and Expenses:
Cost of goods sold	—	—	8,049	5,740	(2,927)	10,862
Selling, general and administrative	4	—	611	871	—	1,486
Research, development and engineering	—	—	262	136	—	398
Restructuring	—	—	68	34	—	102
Interest	35	120	144	602	(230)	671
Interest compensation to Financial Services	—	—	144	—	(144)	—
Other, net	18	2	201	109	4	334

	57	122	9,479	7,492	(3,297)	13,853

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(36)	(58)	81	(80)	—	(93)
Income tax provision (benefit)	8	(23)	74	33	—	92
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(146)	83	200	91	(265)	(37)

Net income (loss)	(190)	48	207	(22)	(265)	(222)
Net income (loss) attributable to noncontrolling interests	—	—	—	(32)	—	(32)

Net income (loss) attributable to CNH	$(190)	$48	$207	$10	$(265)	$(190)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$—	$37	$1,226	$—	$1,263
Deposits in Fiat affiliates cash management pools	—	—	1,750	501	—	2,251
Accounts, notes receivable and other, net	30	29	497	8,802	(932)	8,426
Intercompany notes receivable	984	2,944	3,291	657	(7,876)	—
Inventories	—	—	1,529	1,768	—	3,297
Property, plant and equipment, net	—	—	904	860	—	1,764
Equipment on operating leases, net	—	—	3	643	—	646
Investments in unconsolidated affiliates	366	—	13	36	—	415
Investments in consolidated subsidiaries accounted for under the equity method	7,022	3,112	1,601	349	(12,084)	—
Goodwill and other intangible assets, net	1	—	2,866	224	—	3,091
Other assets	17	148	1,176	860	(146)	2,055

Total Assets	$8,420	$6,233	$13,667	$15,926	$(21,038)	$23,208

Liabilities and Equity:
Short-term debt	$253	$—	$539	$1,180	$—	$1,972
Intercompany short-term debt	1,004	—	3,238	2,219	(6,461)	—
Accounts payable	3	11	1,299	1,484	(882)	1,915
Long-term debt, including current maturities	432	2,273	308	4,423	—	7,436
Intercompany long-term debt	—	—	752	663	(1,415)	—
Accrued and other liabilities	10	42	3,649	1,570	(196)	5,075

	1,702	2,326	9,785	11,539	(8,954)	16,398
Equity	6,718	3,907	3,882	4,387	(12,084)	6,810

Total Liabilities and Equity	$8,420	$6,233	$13,667	$15,926	$(21,038)	$23,208

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(190)	$48	$207	$(22)	$(265)	$(222)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	5	162	231	—	398
Intercompany activity	(135)	(19)	131	23	—	—
Changes in operating assets and liabilities	13	8	675	1,321	—	2,017
Other, net	115	(83)	(234)	(44)	265	19

Net cash provided (used) by operating activities	(197)	(41)	941	1,509	—	2,212

Investing activities:
Expenditures for property, plant and equipment	—	—	(107)	(111)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(302)	—	(302)
Net (additions) collections from retail receivables and related securitizations	—	—	—	1,796	—	1,796
Other, net	2	—	(14)	131	—	119
(Deposits in) withdrawals from Fiat affiliates cash management pools	418	—	(828)	248	—	(162)

Net cash provided (used) by investing activities	420	—	(949)	1,762	—	1,233

Financing Activities:
Intercompany activity	49	(417)	461	(93)	—	—
Net increase (decrease) in indebtedness	(272)	473	(487)	(2,668)	—	(2,954)
Dividends paid	—	—	—	—	—	—
Other, net	—	(15)	—	—	—	(15)

Net cash provided (used) by financing activities	(223)	41	(26)	(2,761)		(2,969)

Other, net	—	—	8	146		154

Increase (decrease) in cash and cash equivalents	—	—	(26)	656	—	630
Cash and cash equivalents, beginning of year	—	—	63	570	—	633

Cash and cash equivalents, end of year	$—	$—	$37	$1,226	$—	$1,263

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$12,390	$9,939	$(4,963)	$17,366
Finance and interest income	19	96	171	1,308	(484)	1,110

	19	96	12,561	11,247	(5,447)	18,476

Cost and Expenses:
Cost of goods sold	—	—	10,605	8,411	(4,962)	14,054
Selling, general and administrative	5	—	744	949	—	1,698
Research, development and engineering	—	—	283	139	—	422
Restructuring	—	—	—	39	—	39
Interest	66	120	202	703	(326)	765
Interest compensation to Financial Services	—	—	103	80	(183)	—
Other, net	132	3	45	138	24	342

	203	123	11,982	10,459	(5,447)	17,320

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(184)	(27)	579	788	—	1,156
Income tax provision (benefit)	10	(9)	91	293	—	385
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,019	307	266	202	(1,741)	53

Net income	825	289	754	697	(1,741)	824
Net income (loss) attributable to noncontrolling interests	—	—	(1)	—	—	(1)

Net income attributable to CNH	$825	$289	$755	$697	$(1,741)	$825

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$—	$63	$570	$—	$633
Deposits in Fiat affiliates cash management pools	418	—	909	731	—	2,058
Accounts, notes receivable and other, net	51	13	1,056	10,796	(1,203)	10,713
Intercompany notes receivable	253	2,527	2,550	9	(5,339)	—
Inventories	—	—	2,089	2,396	—	4,485
Property, plant and equipment, net	—	—	857	760	—	1,617
Equipment on operating leases, net	—	—	5	599	—	604
Investments in unconsolidated affiliates	413	—	12	48	—	473
Investments in consolidated subsidiaries accounted for under the equity method	6,638	2,871	1,420	363	(11,292)	—
Goodwill and other intangible assets, net	1	—	2,887	217	—	3,105
Other assets	18	99	931	812	(89)	1,771

Total Assets	$7,792	$5,510	$12,779	$17,301	$(17,923)	$25,459

Liabilities and Equity:
Short-term debt	$253	$—	$882	$2,345	$—	$3,480
Intercompany short-term debt	224	—	2,509	1,939	(4,672)	—
Accounts payable	142	14	1,658	2,103	(1,182)	2,735
Long-term debt, including current maturities	704	1,797	451	4,925	—	7,877
Intercompany long-term debt	—	—	279	388	(667)	—
Accrued and other liabilities	15	—	3,312	1,575	(110)	4,792

	1,338	1,811	9,091	13,275	(6,631)	18,884
Equity	6,454	3,699	3,688	4,026	(11,292)	6,575

Total Liabilities and Equity	$7,792	$5,510	$12,779	$17,301	$(17,923)	$25,459

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$825	$289	$754	$697	$(1,741)	$824
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	2	—	154	218	—	374
Intercompany activity	(33)	20	(68)	81	—	—
Changes in operating assets and liabilities	64	(43)	(332)	(207)	—	(518)
Other, net	(392)	(306)	(327)	(746)	1,741	(30)

Net cash provided (used) by operating activities	466	(40)	181	43	—	650

Investing activities:
Expenditures for property, plant and equipment	—	—	(206)	(287)	—	(493)
Expenditures for equipment on operating leases	—	—	(5)	(313)	—	(318)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(2,106)	—	(2,106)
Other, net	(84)	—	9	128	—	53
(Deposits in) withdrawals from Fiat affiliates cash management pools	(413)	—	(384)	(128)	—	(925)

Net cash provided (used) by investing activities	(497)	—	(586)	(2,706)	—	(3,789)

Financing Activities:
Intercompany activity	(553)	(168)	(66)	787	—	—
Net increase (decrease) in indebtedness	696	8	485	1,768	—	2,957
Dividends paid	(118)	—	—	—	—	(118)
Other, net	4	—	—	—	—	4

Net cash provided (used) by financing activities	29	(160)	419	2,555		2,843

Other, net	2	—	(7)	(91)		(96)

Increase (decrease) in cash and cash equivalents	—	(200)	7	(199)	—	(392)
Cash and cash equivalents, beginning of year	—	200	56	769	—	1,025

Cash and cash equivalents, end of year	$—	$—	$63	$570	$—	$633

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,280	$8,495	$(3,804)	$14,971
Finance and interest income	50	171	170	1,149	(547)	993

	50	171	10,450	9,644	(4,351)	15,964

Cost and Expenses:
Cost of goods sold	—	—	8,707	7,251	(3,804)	12,154
Selling, general and administrative	5	—	674	757	—	1,436
Research, development and engineering	—	—	282	127	—	409
Restructuring	—	—	44	41	—	85
Interest	95	220	217	551	(382)	701
Interest compensation to Financial Services	—	—	183	36	(219)	—
Other, net	11	2	130	152	54	349

	111	222	10,237	8,915	(4,351)	15,134

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(61)	(51)	213	729	—	830
Income tax provision (benefit)	15	(15)	151	203	—	354
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	635	111	313	31	(992)	98

Net income	559	75	375	557	(992)	574
Net income attributable to noncontrolling interests	—	—	10	5	—	15

Net income attributable to CNH	$559	$75	$365	$552	$(992)	$559

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2007
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$559	$75	$375	$557	$(992)	$574
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	209	163	—	372
Intercompany activity	(19)	8	(34)	45	—	—
Changes in operating assets and liabilities	(1)	(39)	380	(1,108)	—	(768)
Other, net	(412)	(108)	(334)	(411)	992	(273)

Net cash provided (used) by operating activities	127	(64)	596	(754)	—	(95)

Investing activities:
Expenditures for property, plant and equipment	—	—	(179)	(159)	—	(338)
Expenditures for equipment on operating leases	—	—	—	(377)	—	(377)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(1,120)	—	(1,120)
Other, net	11	—	(43)	84	—	52
(Deposits in) withdrawals from Fiat affiliates cash management pools	3	—	(349)	(263)	—	(609)

Net cash provided (used) by investing activities	14	—	(571)	(1,835)	—	(2,392)

Financing Activities:
Intercompany activity	(57)	(37)	(12)	106	—	—
Net increase (decrease) in indebtedness	7	(245)	(50)	2,594	—	2,306
Dividends paid	(59)	—	—	—	—	(59)
Other, net	—	(9)	—	—	—	(9)

Net cash provided (used) by financing activities	(109)	(291)	(62)	2,700	—	2,238

Other, net	(32)	—	37	95	—	100

Increase (decrease) in cash and cash equivalents	—	(355)	—	206	—	(149)
Cash and cash equivalents, beginning of year	—	555	56	563	—	1,174

Cash and cash equivalents, end of year	$—	$200	$56	$769	$—	$1,025

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/s/ STEVEN C. BIERMAN
Steven C. Bierman
Chief Financial Officer

Dated: February 23, 2010

INDEX TO EXHIBITS

Exhibit	Description

1.1	Amended Articles of Association of CNH Global N.V., amended on April 13, 2006. (Previously filed as Exhibit 1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

1.2	Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).

1.3	Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 (Previously filed as Exhibit 2 to Form 6-K of CNH Global N.V. on April 4, 2003 (File No. 333-05752) and incorporated herein by reference).

2.1	Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 (File No. 333-05752) and incorporated herein by reference).

2.2	Indenture, dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank, as trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (Previously filed as Exhibit 3 to Form 6-K of CNH Global N.V. on July 23, 2004 (File No. 333-05752) and incorporated herein by reference).

2.3	Indenture, dated March 3, 2006, between Case New Holland, Inc., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank N.A., as trustee, regarding 7.125% Senior Notes due 2014 (Previously filed as Exhibit 2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

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

4.1	Outside Directors’ Compensation Plan of CNH Global N.V. as amended and restated May 8, 2003 (Previously filed as Exhibit 4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2003 (File No. 333-05752) and incorporated herein by reference).

4.1.1	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated April 27, 2004 (Previously filed as Exhibit 4.1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 and incorporated herein by reference).

4.1.2	Amendment to Outside Directors’ Compensation Plan of CNH Global N.V., dated May 3, 2005. (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.1.3	Amendment to and Restatement of Outside Directors’ Compensation Plan of CNH Global N.V., dated April 28, 2006. (Previously filed as Exhibit 4.1.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and herein incorporated by reference).

4.1.4	CNH Global N.V. Outside Directors’ Compensation Plan as amended, restated and effective July 22, 2008 (Previously filed as Exhibit 4.1.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of CNH Global N.V. (File No. 333-84954) and incorporated herein by reference).

Exhibit	Description

4.2.1	CNH Global N.V. Long-term Incentive Program under the Equity Incentive Plan (Previously filed as Exhibit 4.2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.2.2	2005 Form of Performance Unit Award Agreement (Previously filed as Exhibit 4.2.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.2.3	2005 Variable Pay Plan (Management Bonus Program). (Previously filed as Exhibit 4.2.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2005 (File No. 333-05752) and herein incorporated by reference).

4.2.4

Equity Incentive Plan of CNH Global N.V. as amended and restated on July 21, 2006.

(Previously filed as Exhibit 4.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.5	Top Performance Plan (Previously filed as Exhibit 4.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.6	Leadership Incentive Plan (Previously filed as Exhibit 4.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

4.2.7	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2007 (File No. 333-05752) and incorporated herein by reference).

4.2.8	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and amended and restated effective January 1, 2005 (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.9	2008 Performance & Leadership Bonus (PLB) Plan (Previously filed as Exhibit 4.2.9 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.10	Amended and Restated Top Performance Plan dated May 1, 2008 (Previously filed as Exhibit 4.2.10 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.3	Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4	Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4.1	Case New Holland, Inc. 2005 Deferred Compensation Plan effective January 1, 2005 and restated January 1, 2008 (Previously filed as Exhibit 4.4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

8.1	List of subsidiaries of registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Deloitte & Touche LLP.