Form 20-F
period 2010-12-31
CNH GLOBAL N V
filed 2011-03-01
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 238,433,807 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

CNH Global N.V. (“CNH”) is incorporated in and under the laws of The Netherlands. CNH combines the operations of New Holland N.V. (“New Holland”) and Case Corporation (“Case”), as a result of their business merger on November 12, 1999. As used in this report, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.

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

As of December 31, 2010, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands Holding N.V. (“Fiat Netherlands”). For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial S.p.A. (“Fiat Industrial”, together with its subsidiaries, the “Fiat Industrial Group”), including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business (“Iveco”) and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of Fiat Industrial. Accordingly, effective as of January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

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

Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Western Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers’ associations including the Association of Equipment Manufacturers (“AEM”) in North America, the Committee for European Construction Equipment (“CECE”) in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers’ Association (“CEMA”) and the Korea Construction Equipment Manufacturers’ Association (“KOCEMA”), as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil and any country where local shipments are not reported. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data.

The following selected consolidated financial data as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010, 2009, and 2008 has been derived from and should be read in conjunction with the audited consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Financial data as of December 31, 2008, 2007, and 2006 and for the years ended December 31, 2007 and 2006, has been derived from our previously-published, audited consolidated financial statements which are not included herein.

As of the beginning of 2010, we adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of variable interest entities (“VIEs”). As a significant portion of our securitization trusts and facilities are no longer exempt from consolidation under the new guidance, we were required to consolidate the receivables and related liabilities. CNH recorded a $5.7 billion increase to assets and liabilities and equity upon the adoption of this new guidance on January 1, 2010. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted in 2010” to our consolidated financial statements for the year ended December 31, 2010, for additional information on the adoption of this new accounting guidance.

As we adopted the guidance prospectively, the financial statements prepared for the year ended December 31, 2010 and for subsequent periods will reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 have reflected the accounting guidance applicable during those periods. Our statement of operations no longer reflects securitization income and initial gains or losses on new securitization transactions, but includes interest income and other income associated with the securitized receivables, and interest expense associated with the debt issued from the securitization trusts and facilities. Therefore, current period results and balances are not comparable to prior period results and balances. In addition, because our new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented as cash flows from financing transactions in 2010 rather than cash flows from operating or investing activities.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$14,474	$12,783	$17,366	$14,971	$12,115
Finance and interest income	1,134	977	1,110	993	883

Total revenues	$15,608	$13,760	$18,476	$15,964	$12,998

Net income (loss)	$438	$(222)	$824	$574	$308

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$825	$559	$292

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	$1.90	$(0.80)	$3.48	$2.36	$1.37

Diluted earnings (loss) per share	$1.89	$(0.80)	$3.47	$2.36	$1.23

Cash dividends declared per common share	$—	$—	$0.50	$0.25	$0.25

	As of December 31,
	2010	2009	2008	2007	2006
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$31,589	$23,208	$25,459	$23,745	$18,274

Short-term debt	$3,863	$1,972	$3,480	$4,269	$1,270

Long-term debt, including current maturities	$12,434	$7,436	$7,877	$5,367	$5,132

Common shares at €2.25 par value	$599	$595	$595	$595	$592

Common shares outstanding	238	237	237	237	236

Equity	$7,380	$6,810	$6,575	$6,419	$5,229

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 37 and the other risks described in the Safe Harbor Statement on page 71. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement on page 71. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in our Form 6-K reports furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Current conditions in the global economy and the major industries we serve have adversely affected our business.    The business and operating results of our Equipment Operations have been, and will continue to be, adversely affected by worldwide economic conditions. Current financial conditions and, in particular, conditions in the construction industry, continue to place significant economic pressures on our existing and potential customers, including our dealer network. As a result, some customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable, defaults and inventory challenges. Recently, there has been particular concern about the economic conditions in Europe, which may be impacted by the risk of sovereign debt defaults in certain European Union countries, such as Greece and Ireland. In addition, the government in China has taken steps to slow the growth rate in that country through higher interest rates, reduced bank lending, and anti-inflation measures. This global uncertainty and turmoil and the recession in many economies have adversely affected demand for our products. The full impact of stimulus programs by the United States and other governments remains uncertain, as does their willingness to extend existing programs or adopt additional programs. If there is significant further deterioration in the global economy, the demand for our products and services would likely decrease, and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including us, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that we evaluate to determine whether an impairment charge is necessary requires management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors, technological changes and the achievement of the anticipated benefits of our profit improvement initiatives. Any of these factors, or other unexpected factors, may cause us to re-evaluate whether we need to record an impairment charge. In the event we are required to record an impairment charge with respect to certain intangible assets, it could have an adverse impact on our equity position and statement of operations.

We are exposed to political, economic and other risks from operating a global business.    Our global business is also subject to the political, economic and other risks that are inherent in operating in numerous countries. Some of those risks include:

•	changes in laws, regulations and policies that affect:

•	import and export duties and quotas,

•	currency restrictions,

•	interest rates and the availability of credit to our dealers and customers,

•	property and contract rights, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of our competitors and the industries and markets in which we operate;

•	varying and unpredictable customer needs and desires;

•	labor disruptions; and

•	war, civil unrest, and terrorism.

Retail notes receivable at December 31, 2010 and 2009, included approximately $1.3 billion and $1.5 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provided subsidized funding to financial institutions the proceeds of which were to be loaned by lenders participating in the program to borrowers to support the purchase of agricultural or construction machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender. In addition to participating directly in the BNDES program, we also originate retail receivables on behalf of other financial institutions participating in the BNDES program and continue to service these receivables on a fee for service basis. We have guaranteed this portfolio against all credit losses. At December 31, 2010 and 2009, the guaranteed portfolio balance was $396 million and $349 million, respectively, which was not included on our consolidated balance sheets.

The Brazilian government provided mass debt relief, which included deferral of payments and extensions of loan maturities, to certain qualifying customers under this program in 2005, 2006, 2007 and 2008. In 2009 and 2010, no mass debt relief programs were initiated by the Brazilian government. In most instances, the 2009 and 2010 payments were due as scheduled or renegotiated, where applicable. We believe the series of debt relief actions has impacted customers’ behavior and payment patterns. During the years ended December 31, 2010 and 2009, we increased the allowance for credit losses for this portfolio by $139 million and $47 million, respectively. This increase was based on various factors including our collection history subsequent to 2008, the last year a mass debt relief was granted. Since the mass debt relief program ended, we have and will continue to aggressively pursue the collection of these receivables. The changes in payment dates in prior years have added significant uncertainty regarding the ultimate collection of this portfolio. While we believe that, based on the current BNDES program, the resolution of this matter will not have a material adverse effect on our financial position, it is possible that additional allowances could be required in future periods that could be material to the results of operations for such periods. Any future changes to the BNDES program could further impact our ability to collect amounts owed to us.

At December 31, 2010 and 2009, total receivables greater than 60 days past due included in this Brazilian loan program, were $465 million and $651 million, respectively. These receivables have been placed on nonaccrual status. At December 31, 2010 and 2009, we had $286 million and $172 million, respectively, in the allowance for credit losses related to this portfolio. See “Note 3: Accounts and Notes Receivable” to our consolidated financial statements for the year ended December 31, 2010 for additional information regarding our allowance for credit losses.

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

The costs of compliance with, or other liabilities arising from or relating to, such laws and regulations in numerous countries and the risks inherent in operating around the world could adversely affect our financial condition and results of operations.

Our financial performance is subject to currency exchange rate fluctuations and interest rate changes.    We conduct operations in many areas of the world involving transactions denominated in a variety of currencies other than the U.S. dollar. To prepare our consolidated financial statements, we must translate those assets, liabilities, expenses and revenues into U.S. dollars at the applicable exchange rates. As a result, increases and decreases in the value of the U.S dollar relative to other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency (currency translation). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received from different currencies (currency transactions). Accordingly, a substantial increase or decrease in the value of the U.S. dollar relative to other currencies could substantially affect our financial position and operating results.

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs and finance income. In addition, an increase in interest rates will, among other things, increase our customers’ costs of financing equipment purchases which could reduce our sales of equipment. A decline in equipment sales or an increase in our funding costs without a commensurate increase in finance income would have an adverse effect on our financial condition and results of operations.

We attempt to mitigate our currency transaction risk and the impact of interest rate changes through the use of financial hedging instruments. We have historically entered into, and expect to continue to enter into, hedging arrangements with respect to currency transaction risk, a substantial portion of which are with counterparties that are treasury subsidiaries of Fiat or Fiat Industrial. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts, as well as interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forgo the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. This broad financial regulatory reform legislation, among other things, imposes comprehensive regulation of over-the-counter derivatives transactions and could affect the use of derivatives in hedging transactions. Although we cannot predict the precise impact that the Dodd-Frank Act may have on our business, in part due to many uncertainties surrounding the interpretation and implementation of the legislation and the need for future rulemaking by a variety of federal regulatory agencies, any laws or regulations that subject us to additional restrictions on our derivatives positions could adversely affect our ability to hedge risks associated with our business or increase the cost of our hedging activity.

Risks related to our pension plans and other postretirement obligations could impact our profitability.    The funded status of our pension benefit obligations is the difference between our plan assets and our recorded plan obligations. At December 31, 2010, our pension plans had an underfunded status of approximately $736 million. This amount included pension plan obligations of $463 million for plans that we are not currently required to fund.

The funded status of our pension and postretirement benefit plans is subject to many factors, such as actual experience and updates to actuarial assumptions used to measure the obligations. Actual developments, such as a significant change in the return on investment of the plan assets or a change in the portfolio mix of plan assets, may result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Moreover, changes in interest rates may result in increases or decreases in the valuation of plan assets consisting of debt securities. Differences between actuarial projections and actual experience, such as a difference between expected and actual participant mortality rates, retirement rates or health care costs, may result in significant increases or decreases in the valuation of pension or postretirement obligations. Changes in actuarial assumptions, such as discount rates or rates of increase in future compensation, may also result in significant changes to the funded status of our pension and postretirement benefit plans. A change in funded status and/or a change in actuarial assumptions can result in higher or lower net periodic pension costs in the following year. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2010, for additional information on pension and postretirement benefit accounting.

We depend on key suppliers for certain raw materials and components.    We purchase raw materials, parts and components from third-party suppliers. We rely upon single suppliers for certain parts and components, primarily those that require joint development between us and our suppliers. Current financial conditions could cause some of our suppliers to continue to face severe financial hardship and disrupt our access to critical parts, components and supplies, which could have a negative impact on our costs of production, our ability to fulfill orders and the profitability of our business. See also “Risks Related to Our Relationship with Fiat and Fiat Industrial, as well as the Demerger” for additional information on purchases from Fiat and Fiat Industrial.

Changes in the price of certain parts or commodities could adversely affect our operating results.    A significant change in the demand for, or supply or price of, certain parts, components or commodities could adversely affect our profitability or our ability to obtain and fulfill orders. Increases in the prices of raw materials could adversely affect our operating results. In particular, increases in the costs of steel (a commodity experiencing significant price increases recently and one upon which we rely heavily), rubber, oil and related petroleum-based products would adversely affect our profitability unless we raise equipment and parts prices to recover any such material or component cost increases. However, we may be unable to raise prices due to market conditions. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

Labor laws and labor unions, which represent most of our production and maintenance employees, could impact our ability to maximize the efficiency of our operations.    We are subject to various local labor laws in the countries in which we operate. For instance, in Europe, our employees are covered by various worker protection laws, which afford employees, through local and central works councils, rights of information and consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. Labor agreements covering employees in certain European countries generally expire annually. The European worker protection laws and the collective bargaining agreements to which we are subject could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business. In April 2010, we reached a new collective bargaining agreement with the United Auto Workers (“UAW”) in the United States, which expires in April 2016. In October of 2006, the International Association of Machinists, which represents approximately 630 of our employees in Fargo, North Dakota, ratified a contract, which expires in April 2012.

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

Government policies can affect the market for our agricultural equipment by, among other things, influencing interest rates and regulating economic activity. For example, governments may regulate the levels of acreage planted through direct subsidies affecting specific commodity prices or through payments made directly to farmers. The existence of a high level of subsidies may reduce the effects of cyclicality in the equipment business. Other changes in government regulations, policies and initiatives could reduce demand for equipment and reduce our net sales.

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

The worldwide financial and credit crisis dramatically affected, among other things, the availability and cost of credit. The full impact of actions by various central banks and other governmental entities to restore liquidity, increase the availability of credit and stimulate job growth continues to be uncertain. Although credit conditions have generally improved in 2010, there are still areas of uncertainty, such as Western Europe. Pressures on liquidity and the availability of credit could have an adverse impact on our customers and suppliers as well as our financial condition and results of operations. Governmental action may have the effect of impacting market forces and consumer demand in unanticipated ways.

Government policies on issues such as taxes and spending can have a material effect on our sales and business results. For example, increased government spending on roads, utilities and other construction projects and requirements with respect to biofuel additives to gasoline can have a positive effect on sales, while tax laws and regulations may affect depreciation schedules and the net income earned by our customers. These factors may influence customer decisions with respect to whether and when to purchase equipment that we manufacture, market or distribute. Other government policies, such as decisions to reduce public spending, may involve more unfavorable developments than anticipated, which could have an adverse effect on our financial condition and results of operations.

In March 2010, the President of the United States signed into law the U.S. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Health Care Acts”). The Health Care Acts will have a substantial impact on employers and businesses. Certain provisions of the Health Care Acts became effective in 2010, while other provisions of the Health Care Acts will be effective in future years. The Health Care Acts could require, among other things, changes to our current employee benefit plans, our information technology infrastructure, and our administrative and accounting processes. The ultimate extent and cost of these changes cannot be determined at this time and are being evaluated as related regulations and interpretations of the Health Care Acts become available. The Health Care Acts could significantly increase the cost of providing healthcare coverage generally and could adversely affect our financial condition and results of operations.

See also “Item 4. Information on the Company—B. Business Overview—Industry Overview-Biofuels Impact on Agriculture, Light Construction Equipment”, and “Item 4. Information on the Company—D. Property, Plant and Equipment—Environmental Matters.”

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

The agricultural and construction equipment industries are highly cyclical.    The nature of the agricultural and construction equipment industries is such that changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity and prices for new and used equipment. Downturns may be prolonged and may result in significant losses during affected periods. Equipment manufacturers, including us, have responded to downturns in the past by reducing production and capacity levels and discounting product prices. These actions have resulted in restructuring charges and lower earnings for us in past affected periods. In the event of future downturns, we may need to undertake similar or additional actions. Upturns also may be prolonged and result in lower than expected improvements in results as we and our suppliers invest to increase production capacities and efficiencies.

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

A deterioration in the quality of our financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. Our servicing and litigation costs may also increase. In addition, governments may pass laws or implement regulations that modify rights and obligations under existing agreements or which prohibit or limit the exercise of contractual rights.

When loans default and Financial Services repossesses collateral securing the repayment of the loan, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of the repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment which could increase losses on loans and leases, adversely affecting our financial condition and results of operations. See also “Item 3D. Risk Factors—Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our Financial Services business.”

Funding Risk.    Financial Services has traditionally relied upon the asset-backed securitization (“ABS”) market as a primary source of funding for its operations in North America and Australia. The recent worldwide financial and credit crisis had a material impact on the ABS market. In early 2009, we saw a return of liquidity to the ABS market at spreads that continued to improve throughout the year and into 2010, and are currently more reflective of historical averages. However, if economic conditions worsen, Financial Services could have materially higher funding costs or may have to limit its product offerings, which could negatively impact our financial results. As Financial Services finances a significant portion of our sales of equipment, to the extent that Financial Services is unable to access funding on acceptable terms our sales of equipment could be negatively impacted.

To maintain competitiveness in the capital markets and to promote efficient use of funding sources, additional reserve support has been added to certain previously issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to the transactions if loss experiences are higher than anticipated due to adverse economic conditions. The choice to provide additional reserve support could have an adverse effect on our financial condition, results of operations and liquidity.

Repurchase Risk.    In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by our trusts to require us to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on our financial condition, results of operations and liquidity.

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

U.S. regulators and legislators have implemented or proposed various changes that could adversely affect the ABS market. To the extent that these changes increase Financial Services’ costs of compliance or limit its ability to access the ABS market on acceptable terms, our financial condition could be adversely affected. In this regard, there has been uncertainty regarding the potential impact of recently adopted or proposed SEC rules and regulations governing the issuance of asset-backed securities and additional requirements contained in the Dodd-Frank Act. For example, in January 2011, the SEC adopted rules that require securitizers to disclose detailed information about fulfilled and unfulfilled repurchase demands and require issuers of asset-backed securities to perform a review of the pool assets underlying those securities. While we will continue to monitor these developments and their impact on Financial Services’ access to the ABS market, these and future SEC rules and regulations may impact the ability of Financial Services to engage in these activities or increase the effective cost of asset-backed transactions in the future, which could adversely affect our financial condition, results of operations and liquidity.

The Dodd-Frank Act also imposes a number of significant changes relating to the ABS and structured finance markets, including a requirement that regulators jointly adopt regulations requiring the sponsor of a securitization to retain, subject to certain exemptions and exceptions, at least 5% unhedged credit risk on securitized exposures. The Dodd-Frank Act also requires the SEC to impose asset-level registration statement disclosure requirements if the data is necessary for investors to independently perform due diligence. The regulatory response to these mandates, as well as the potential impact of such response upon the ABS and structured finance markets, remains uncertain.

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

Market Risk.    We hold retained interests in securitization transactions, which we refer to collectively as retained interests. Beginning January 1, 2010, with the adoption of the new accounting guidance related to variable interest entities, we have reclassified the retained interests to receivables for transactions that were consolidated under this guidance. At December 31, 2010, retained interests for the remaining off-book transactions were $39 million and are carried at estimated fair value. Refer to “Note 15: Financial Instruments” to our consolidated financial statements for further information. Our estimated valuation of retained interests may change in future periods, and we may incur additional impairment charges as a result.

See also “Item 3D. Risk Factors—Risks Related to Our Indebtedness—Access to funding at competitive rates is essential to our Financial Services business.”

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

Our Financial Services operations compete with banks, finance companies and other financial institutions. Our Financial Services’ operations may be unable to compete successfully due to the inability to access capital on favorable terms, or due to issues relating to funding resources, products, licensing or governmental regulations, and the number, type and focus of services offered. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates for which we are ineligible, which may put us at a competitive disadvantage. If our Financial Services business is unable to effectively compete, our financial condition and results of operations will suffer.

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

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.    Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial condition and results of operations.

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

Costs of ongoing compliance with and any failure to comply with environmental laws and regulations could have an adverse effect on our results of operations.    Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, regulated materials, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emission levels of our manufacturing facilities and the emission levels of our manufactured equipment. We are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Management estimates potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities (including those related to personal injury) and, where appropriate, establishes reserves to address these potential liabilities. Our ultimate exposure, however, could exceed our reserves. In addition, we expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws may be significant. If we fail to comply with existing or future laws, we may be subject to fines, penalties and/or restrictions on our operations.

The engines used in our equipment are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, state regulatory agencies in the U.S. and other regulatory agencies around the world. Governments may set new standards that could impact our operations in ways that are difficult to anticipate with accuracy. For example, the EPA and European regulators have adopted new and more stringent emission standards, including Tier 4/Stage IIIB non-road diesel emission requirements applicable to many of our non-road equipment products beginning in 2011. If we are unable to successfully execute our plans to meet Tier 4/Stage IIIB emission and other regulatory requirements, our ability to continue placing certain products on the market would suffer, which could negatively impact our financial results and competitive position. In addition, Tier 4/Stage IIIB requirements and product enhancements related thereto may impact the pricing or acceptability of our products, which could impact our competitive position, sales and results of operations.

Our financial statements may be impacted by changes in accounting standards.    Our financial statements are subject to the application of U.S. GAAP, which are periodically revised. At times, we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible such changes could have a material adverse effect on our reported results of operations or financial position. For example, Financial Services recorded a $5.7 billion increase to assets and liabilities and equity upon the January 1, 2010 adoption of new accounting guidance which changes the accounting for transfers of financial assets and the consolidation of VIEs. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted in 2010” to our consolidated financial statements for the year ended December 31, 2010, for additional information on the adoption of this new accounting guidance. In addition, the Financial Accounting Standards Board (“FASB”) has recently issued exposure drafts which propose changes to the accounting guidance relating to a number of our significant accounting policies, including those relating to revenue recognition, financial instruments, derivative instruments and hedging activities and leases.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, establish reserves to address these contingent liabilities. The ultimate outcome of the legal matters pending against us or our subsidiaries is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations. Further, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2010.

We may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on our results of operations.    We may engage in acquisitions or enter into or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances due to managerial, financial, or other reasons, or if such strategic alliances or other relationships are terminated, our product lines, businesses, financial condition, and results of operations could be adversely affected.

Our sales can be affected by customer attitudes and new product acceptance.    The worldwide financial and credit crisis negatively impacted consumer and corporate confidence and potential consumers’ ability or willingness to purchase agricultural and construction equipment, which requires a significant capital investment. Negative economic conditions, on a worldwide or regional basis, could significantly impact consumer or corporate confidence and liquidity, which could cause many potential customers to defer capital investments in agricultural or construction equipment, which could adversely affect our sales. In addition, our long-term results depend on continued global demand for our brands and products.

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

Risks Related to Our Indebtedness

Adverse conditions in the financial and credit markets may significantly limit, the availability, and increase the cost of, funding.    During late 2008 and early 2009, the financial and credit markets experienced levels of volatility and disruption that were unprecedented in recent history, putting downward pressure on financial and other asset prices generally and on credit availability. As a result, the ability to procure new financing at favorable costs to fund operations or refinance maturing obligations as they became due was significantly constrained. A return to these conditions could severely restrict access to capital and could have a material adverse effect on our earnings and cash flow. If we were unable to obtain adequate sources of funding in the future, our liquidity position and our ability to fund our business would suffer.

Access to funding at competitive rates is essential to our Financial Services business.    The most significant source of liquidity for Financial Services has traditionally been ABS transactions. During late 2008 and early 2009, conditions in the ABS market adversely affected our ability to sell receivables or other financial assets on a favorable or timely basis. Similar conditions in the future could have an adverse effect on our business and results of operations. The ABS market is sensitive to overall investor sentiment and to the performance of our portfolio.

A performance trend substantially worse than anticipated with respect to the assets backing the securities issued by us in connection with ABS transactions could have a material adverse effect on our ability to access capital through the ABS markets or on the terms and conditions applicable to such transactions.

Credit rating changes could affect our cost of funds.    Our access to funds and our cost of funding depend on, among other things, the credit ratings of CNH, our ABS transactions, Fiat Industrial and Fiat, as Fiat currently provides us with direct funding as well as guarantees in connection with some of our external financing arrangements. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) The rating agencies may change the credit ratings or take other similar actions, which could affect our access to the capital markets, and the cost and terms of existing and future borrowings and, therefore, could adversely affect our financial condition and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and limit our financial and operating flexibility.    As of December 31, 2010, we had an aggregate of $16.3 billion of consolidated indebtedness, of which $12.2 billion related to Financial Services and $4.1 billion to Equipment Operations, and our equity was $7.4 billion.

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

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business; and

•	we may not be able to access the ABS markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

Covenants in our debt agreements could limit our financial and operating flexibility.    The indentures governing our outstanding public indebtedness and other credit agreements to which we are a party contain covenants that restrict our ability and/or that of our subsidiaries to, among other things:

•	incur additional debt;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding our credit facilities and debt, see “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2010.

Risks Related to Our Relationship with Fiat and Fiat Industrial, as well as the Demerger

Fiat guarantees and funding.    We currently rely on, among others, Fiat to provide credit for Equipment Operations and Financial Services. In the recent past, due to the then existing credit crisis and its material adverse impact on the ABS markets, we relied more heavily upon funding provided by Fiat. In connection with the demerger transaction all these financing arrangements were assigned by Fiat treasury subsidiaries to Fiat Industrial treasury subsidiaries on January 1, 2011. In addition, Fiat continues to provide financial guarantees in connection with certain of our external financing sources. We anticipate that the remaining Fiat guarantees will be replaced with comparable guarantees provided by Fiat Industrial. There is no assurance that Fiat Industrial will issue such guarantees or continue to make such credit or guarantees available. To the extent these arrangements are terminated or replaced, or Fiat Industrial otherwise does not make financing available to us, or does not provide financial guarantees, we will need to seek alternative sources of funding or credit support. Alternative sources of funding or credit support may not be available and, to the extent that such credit or credit support is available, the terms and conditions of such credit or credit support may not be as favorable as that provided by or with the support of Fiat. The availability and terms of such funding may be affected by the capitalization of Fiat Industrial. In addition, following the effective date of the demerger transaction, we began to utilize services, such as cash management services, provided by the Fiat Industrial Group in substitution for services previously provided by Fiat treasury subsidiaries. Such services may expose us to credit risk. We cannot predict the creditworthiness of the Fiat Industrial Group and we may be exposed to greater risk following the demerger transaction than the risk previously associated with our funds on deposit with Fiat treasury subsidiaries. As a result, our funding costs and exposure to third party credit risk could significantly increase, which could materially affect our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for additional information concerning indebtedness due to and guarantees provided by Fiat and Fiat Industrial.

Potential conflicts of interest with Fiat and Fiat Industrial    As of December 31, 2010, Fiat owned, indirectly through Fiat Netherlands, approximately 89% of our outstanding common shares. In connection with the demerger transaction, this ownership interest was transferred to Fiat Industrial on January 1, 2011. As long as Fiat Industrial continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders. Circumstances may arise in which the interests of Fiat Industrial could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat Industrial may pursue certain transactions that in its view will enhance its equity investment in us, even though such transactions may not be viewed as favorably by our other debt and equity security holders.

We rely on Fiat Industrial to provide us with substantial financial support, and we purchase goods and services from or with various companies within Fiat or Fiat Industrial. We believe our business relationships with such companies can offer economic benefits to us; however, Fiat Industrial’s ownership of our capital stock and ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat Industrial is faced with decisions that could have different implications for Fiat Industrial and us. For more information, see “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2010.

Our participation in cash management pools exposes us to Fiat Industrial Group credit risk.    Like other companies that are part of global commercial groups, we participate in a group-wide cash management system with other companies within the Fiat Industrial Group. Under this system, which is operated by Fiat Industrial treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Industrial members, including ours, are aggregated at the end of each business day in various regional central pooling accounts (the “Fiat Industrial treasury subsidiaries’ cash management pools” or “deposits with Fiat Industrial”). Our positive cash deposits with Fiat Industrial, if any, are either invested by Fiat Industrial treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits, or may be applied by Fiat Industrial treasury subsidiaries to meet the financial needs of other Fiat Industrial members and vice versa.

While we believe participation in Fiat Industrial treasury subsidiaries’ cash management pools provides us with financial benefits, it exposes us to Fiat Industrial credit risk. In the event of a bankruptcy or insolvency of Fiat Industrial (or any other Fiat Industrial member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat Industrial entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat Industrial entity with respect to such deposits. Because of the affiliated nature of our relationship with Fiat Industrial, it is possible that our claims as a creditor could be subordinated to the rights of third party creditors in certain situations. If we are not able to recover our deposits, our financial condition and results of operations may be materially impacted depending upon the amount of cash deposited with Fiat Industrial on the date of any such event. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit and liquidity facilities” for additional information concerning financing arrangements between us and Fiat Industrial.

We may be unable to achieve benefits from our separation from Fiat’s automotive business in connection with the demerger.    Fiat has stated that the demerger may have the benefit, among other things, of providing strategic and financial clarity and enabling the industrial business (including CNH and its subsidiaries) and the automotive business to develop independently as needed, and to unlock the valuation potential of Fiat’s capital goods activities. However, by separating from Fiat’s automotive business, we may be more susceptible to market fluctuations. In addition, we may not be able to achieve some or all of the anticipated benefits of operating as part of an independent company in the time expected, or at all.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as part of a business that is separate from Fiat, and we may experience increased costs after the demerger.    Historically, Fiat had assisted us by providing certain corporate functions and services, including financing and cash management services. Following the demerger, Fiat has no obligation to provide assistance to us other than on a transitional or other basis as may be agreed in connection with the demerger, such as under the Master Services Agreement (“MSA”). We cannot be certain that any assistance provided by Fiat Industrial following the demerger will be sufficient for our business and operations, that we will be able to successfully implement the changes necessary to operate independently, or that we will not incur additional costs following the demerger that could adversely affect our business.

In connection with the demerger transaction Fiat and Fiat Industrial have entered into the MSA, which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities will provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries will become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a nominal negotiated margin. CNH has not yet completed its evaluation of the terms and conditions of the proposed MSA. Pending such approval, entities providing services to CNH subsidiaries are continuing to provide such services on the terms and conditions which were applicable prior to the demerger transaction.

Our historical financial information is not necessarily representative of the results we would have achieved as part of an independent company that is separate from Fiat’s automotive business.    Our historical financial information may not reflect what our results of operations, financial position and cash flows would have been had we been part of a company that is separate from Fiat’s automotive business during the periods presented, or what our results of operations, financial position and cash flows will be in the future. Among other things:

•

we may enter into transactions with Fiat or Fiat Industrial that either have not existed historically or that are on different terms than the terms of arrangements or agreements that existed prior to the demerger;

•

our historical financial information reflects costs for certain services historically provided to us by Fiat that may not reflect the costs we will incur for similar services in the future as part of an independent company; and

•	our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Fiat, including changes in the financing of our business.

Item 4.	Information on the Company

A. History and Development of the Company.

CNH Global N.V. is incorporated in and under the laws of The Netherlands, with its registered office in the World Trade Center, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: +31-20-446-0429). CNH was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number: +1-630-887-3766).

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

B. Business Overview

General

We are a global, full-line company in both the agricultural and construction equipment industries, with strong and often leading positions in many significant geographic and product categories in both of these industries. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services.

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2010, we were manufacturing our products in 40 facilities throughout the world and distributing our products in approximately 170 countries through a network of approximately 11,300 full-line dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2010, our sales of agricultural equipment represented 73% of our revenues, sales of construction equipment represented 18% of our revenues and Financial Services represented 9% of our revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2010, 41% of our net sales of equipment were generated in North America, 23% in Western Europe, 19% in Latin America and 17% in the Rest of World. Our worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

We offer a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing products and services are intended to be competitive with those available from third parties. We offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). As of December 31, 2010, Financial Services managed a portfolio of receivables of approximately $17 billion.

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial, including Fiat’s ownership of CNH Global, as well as Iveco and Fiat’s industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of Fiat Industrial. Accordingly, effective January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

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

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers prefer simple, robust and durable machines with lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to provide customers in each significant market with equipment which meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting an increase in demand for higher capacity agricultural equipment. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. These programs can greatly influence sales. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Government action and changes in government policy can impact our sales and restrict our operating flexibility” and “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2010.

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

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rape seed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. The demand for biofuels and efforts to produce such fuels more efficiently increased in 2007 and 2008 as oil prices increased. Although oil prices temporarily declined during 2009, oil prices increased again in 2010, continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and potential energy crises in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations in the past years which continued in 2010. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Construction Equipment

We divide the construction equipment market that we serve into two principal businesses: heavy construction equipment (excluding mining and specialized equipment for forestry application markets in which we do not participate), which is over 12 metric tons, and light construction equipment, which is under 12 metric tons.

Worldwide customer preferences for construction equipment products are, in certain respects, similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features to promote operator productivity. In developing markets, customers tend to favor equipment that is more utilitarian with greater perceived durability. In North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, customers emphasize productivity, performance, and reliability. In other markets, customers often may continue to use a particular piece of equipment after its performance and efficiency begins to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for larger machines.

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

We believe we have a number of competitive strengths that enable us to improve our position in markets where we already are well established while we direct additional resources to markets and products with high growth potential. Our competitive strengths include well-recognized brands; a full range of competitive products; a strong global presence and distribution network; and dedicated Financial Services capabilities.

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

The efficiency of our manufacturing, production and scheduling systems depends on a forecast of industry volumes and our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, however, actions taken to maintain our competitive position in the difficult economic environment could result in lower than anticipated price realization.

The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Our ability to compete successfully depends upon, among other things, funding resources, developing competitive financial products and services, and licensing or other governmental regulations.

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines are sold primarily under the Case IH and New Holland brands. We also sell tractors under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and our company, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although our new generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

Our agricultural equipment product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. We also specialize in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. Our brands each offer a complete range of parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty which typically runs from one to three years.

Construction Equipment

Our construction equipment product lines are sold primarily under the Case and New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo Construction Equipment technology for its crawler excavator product. The New Holland Construction brand family, in conjunction with our global alliance with Kobelco Construction Machinery, also provides a full product line on a global scale.

Our products often share common components to achieve economies of scale in manufacturing, purchasing and development. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Our heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders, dozers, and articulated haul trucks for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. Our brands each offer a complete range of parts and support services for all of their product lines. Our construction equipment is sold with a limited warranty which typically runs from one to two years.

In 2009, we undertook a comprehensive analysis of our construction equipment business. Among other things, we consolidated the internal organizations responsible for managing the Case and New Holland Construction construction equipment businesses and we began to move all production activities of our Imola, Italy plant to our plants in Lecce and San Mauro, Italy. In addition, in May 2010, we sold our interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., to concentrate efforts on our key construction brands. We continue to evaluate our construction equipment business with a view toward increasing efficiencies and profitability.

New Products and Markets

We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are committed to improving product quality and reliability using a Customer Driven Product Definition process to create solutions based on customer needs and to delivering the greatest competitive advantage. These improvements include continuing engine development, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh our product line. In addition, we emphasize enhanced product innovations coupled with our initiatives to improve dealer and customer support will allow us to more fully capitalize on our market leadership positions in many significant geographic and product categories. In our construction equipment segment, we have introduced a new wheel loader, crawler dozer, and crawler excavator. The new models offer key features including higher horsepower, improved fuel efficiency and offer key engine upgrades to meet regulatory emissions requirements.

To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic alliances. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2010, 2009, and 2008.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 2,000 global direct suppliers to our manufacturing facilities at December 31, 2010. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or the supply or price of, any component part or commodity could affect our profitability or our ability to obtain and fulfill orders. In addition, the worldwide financial and credit crisis and the severe impact on certain industries caused some of our suppliers to face financial hardship but did not significantly disrupt our access to any critical components or supplies. We continue to review our relationships with our suppliers and their financial situations to avoid any negative impact on our cost or scheduling of production and on the profitability of our business. Additionally, we cannot avoid exposure to global price fluctuations such as those in the costs of steel, rubber, oil, and related petroleum-based products. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

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

We purchased engines and other components from, among others, the Fiat Group and will similarly purchase from Fiat Industrial Group following the demerger. See also “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2010.

Distribution and Sales

As of December 31, 2010, we were selling and distributing our products through approximately 11,300 full-line dealers (almost all of which are independently owned and operated) and distributors in approximately 170 countries. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers, as compared to agricultural equipment dealers, tend to be fewer in number and larger in size.

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

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by our competitors. Elsewhere, our dealers generally do not sell products which compete with products we sell, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us, or to satisfy local demand for a certain specialty product.

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

We believe that it is generally more cost-effective to distribute our products through independent dealers, although we maintain a limited number of company-owned dealerships in some markets. At December 31, 2010, we operated 12 company-owned dealerships, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically involves a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

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

In addition to our dealer network, we participate in several joint ventures, some of which are described below. As part of our strategy, we use these joint ventures to enter into and expand in emerging markets, which may involve increased risk.

In Russia, we own 50% of CNH-Kamaz Industial B.V., which manufactures certain New Holland agricultural and construction equipment in the Russian Federation. We also own 51% of CNH-Kamaz Commercial B.V., which distributes and services agricultural and construction equipment in the Russian Federation.

We own 50% of New Holland HFT Japan Inc. (“HFT”), which distributes our products in Japan. HFT imports and sells a full range of New Holland agricultural equipment.

In Japan, we also own 20% of Kobelco Construction Machinery Co., Ltd., which manufactures and distributes construction equipment, primarily in Asia. Kobelco Construction Machinery Co., Ltd. is also a partner with us in joint ventures in Europe and North America, with CNH being the majority shareholder. These joint ventures manufacture and distribute construction equipment in Europe under the New Holland Construction brand and in North America under both the New Holland Construction and Kobelco brands.

In Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

In Turkey, we own 37% of Turk Traktor ve Ziraat Makineleri A.S. (“Turk Traktor”), which manufactures and distributes various models of both New Holland and Case IH tractors.

In Mexico, we own 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for all of our major brands through one or more of its wholly owned subsidiaries.

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Actual retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, which reflect a discount from the manufacturer-suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

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

Parts and Services

The quality and timely availability of parts and service are important competitive factors for our business, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply a complete range of parts, many of which are proprietary, to support items in our current product line as well as for products we have sold in the past. As many of the products we sell can have economically productive lives of up to 20 years when properly maintained, each unit that is in the marketplace has the potential to produce a long-term parts and service revenue stream for both us and our dealers.

At December 31, 2010, we operated and administered 21 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This included 11 parts depots in North America, 5 in Europe, 3 in Latin America, and 2 in Australia. In addition, our international region’s operations are supported by 5 depots (2 in China, 1 in India, 1 in Russia, and 1 in Uzbekistan. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

In December 2009, we formed a 50-50 joint venture, CNH Reman LLC, for full-scale remanufacturing and service operations in the United States. The joint venture primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

Financial Services

Overview

Financial Services is our captive financing business, providing financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal financial products offered are retail loans to end-use customers and wholesale financing to our dealers. As at December 31, 2010, Financial Services managed a portfolio of receivables and leases of approximately $17.0 billion. North America accounts for 56% of the managed portfolio, Western Europe 22%, Brazil 14% and Australia 8%. In some regions, Financial Services also provides insurance, revolving charge accounts, and other financial products and services to end-use customers and our dealer network.

Financial Services supports the growth of our equipment sales and builds dealer and end-user loyalty. Our strategy is to grow a core financing business to support the sale of our equipment. Financial Services remains focused on continuing to improve its portfolio credit quality, service levels, operational effectiveness and customer satisfaction.

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

Financial Services’ terms for financing equipment retail sales (other than smaller items financed with unsecured revolving charge accounts) provide for retention of a security interest in the equipment financed. Financial Services’ guidelines for minimum down payments generally range from 15% to 30%, for both agricultural and construction equipment depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales by Equipment Operations.

Financial Services provides wholesale floor plan financing for some of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Equipment Operations generally provides a fixed period of “interest-free” financing for the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of seasonal sales. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while managing our exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Financial Services works with our Equipment Operations’ commercial staff to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. Financial Services also offers products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. Financed non-CNH equipment includes used equipment taken in trade on new CNH product or equipment used in conjunction with or attached to our equipment.

Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon financial products and services offered, customer service, financial terms and interest rate charged. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to competitive funding sources. Financial Services has traditionally relied heavily upon the financial markets, ABS transactions, intercompany lending and cash flows to provide funding for its activities.

Asset-Backed Securitizations

Financial Services periodically accesses the public ABS markets in the United States, Canada and Australia, as part of our wholesale, retail and revolving charge account financing programs when those markets are available and offer funding opportunities on competitive terms. Financial Services’ ability to access the ABS markets will depend, in part, upon general economic conditions, legislative changes and its financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries we serve.

Insurance

We maintain insurance with third-party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Fiat to place a portion of our insurance coverage.

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including, but not limited to, matters relating to product liability (including asbestos-related liability), product performance, warranty, environmental, retail and wholesale credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2010.

C. Organizational Structure

As of December 31, 2010, Fiat owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial S.p.A., including Fiat’s ownership of CNH Global, as well as Iveco and Fiat’s industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of the new holding company. Accordingly, effective January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2010, is set forth in an exhibit to this annual report on Form 20-F and includes Case New Holland Inc., a Delaware corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France S.A., a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd., a company organized under the laws of Australia, CNH International S.A., a company organized under the laws of Switzerland, CNH Capital America LLC, a Delaware limited liability company, CNH Financial Services SAS, a company organized under the laws of France, CNH Canada Ltd., a company organized under the laws of Canada, and CNH Deutschland GmbH, a company organized under the laws of Germany (all of which are wholly-owned direct or indirect subsidiaries of CNH).

D. Property, Plant and Equipment.

We believe our facilities are well maintained, in good operating condition and suitable for their present purposes. These facilities, including the planned restructuring actions and planned capital expenditures, are expected to meet our manufacturing and other needs for the foreseeable future. Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs. We anticipate no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2010, our total capital expenditures were $301 million of which 36% was spent in North America, 27% in Western Europe, 16% in Latin America, and 21% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2010, approximately 75% or $225 million of capital expenditures were related to manufacturing and product related projects with approximately $162 million devoted to agricultural equipment manufacturing and product related expenditures and approximately $63 million devoted to construction equipment expenditures. In 2010 and 2009, our total capital expenditures were $301 million and $218 million, respectively. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about our significant manufacturing, engineering and administrative facilities, and parts depots as of December 31, 2010:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States

Benson, MN	Agricultural Sprayers, Cotton Pickers/Packagers	326	Owned/Leased
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned(B)
Cameron, MO	Parts Depot	500	Leased
Dublin, GA	Compact Tractors	65	Owned(C)
Fargo, ND	Tractors; Wheel Loaders	680	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	1,380	Owned
Lebanon, IN	Parts Depot	1,092	Leased
Mt. Joy, IL	Engineering Center	120	Leased
Mountville, PA	Parts Depot	469	Owned
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,108	Owned
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,127	Owned
San Leandro, CA	Parts Depot	232	Owned
Wichita, KS	Skid Steer Loaders	494	Owned
Italy
Cento	Parts Depot	109	Owned/Leased
Imola	Backhoe Loaders; Engineering Center	269	Owned(C)
Jesi	Tractors	645	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro Torinese	Crawler Excavators	613	Owned(B)
Turin	Administrative Offices	127	Leased
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Etampes	Parts Depot	242	Owned
LePlessis	Parts Depot/Administrative	847	Owned/Leased
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Daventry	Parts Depot	562	Leased
Germany
Berlin	Graders, Engineering Center	633	Owned
Heidelberg	Parts Depot	173	Owned
Heilbronn	Administrative Facilities; Training Center	109	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Cuiaba	Parts Depot	210	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	927	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Sorocaba	Manufacturing; Parts Depot	1,722	Owned
Canada
Regina	Parts Depot	238	Owned
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	635	Owned
Toronto	Parts Depot	332	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,549	Owned
Others
St. Marys, Australia	Office/Warehousing	173	Owned
St. Valentin, Austria	Tractors	604	Leased
New Delhi, India	Tractors; Engineering Center	755	Owned
Pithampur, India	Backhoe Loaders and Vibratory Compactors	308	Owned(B)
Paradiso, Switzerland	Commercial, Administrative	29	Leased
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	161	Owned
Shanghai, China	Tractors; Components	732	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-In thousands of square feet

(B)	-Consolidated joint venture

(C)	-CNH intends to cease production at this location in 2011

Environmental Matters

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell, and the engines which power them, are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We have made, and expect that we may make additional, significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emission limits become more stringent. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding obligations) are clear, we have budgeted or otherwise made available funds which we believe will be necessary to comply with such laws and regulations. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding liabilities) are uncertain, we are unable to quantify the dollar amount of potential future expenditures and have not budgeted or otherwise made funds available. The failure to comply with these current and anticipated emission regulations could result in adverse effects on our operations’ future financial results.

See also, “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Costs of ongoing compliance with and any failure to comply with environmental laws and regulations could have an adverse effect on our results of operations.”

Capital expenditures for environmental control and compliance in 2010 were approximately $3.1 million and we expect to spend approximately $5.7 million in 2011. The U.S. Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent and pervasive. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 51 non-owned sites at which regulated materials, allegedly generated by us, were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 46 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. Because estimates of remediation costs are subject to revision as more information becomes available about the nature, extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 50 Waste Sites could change, which would require us to adjust our reserves accordingly.

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

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of regulated materials typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, we plan to continue funding our costs of environmental compliance from operating cash flows.

As of December 31, 2010, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $31 million to $92 million. Investigation, analysis and remediation of environmental sites are time consuming activities. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2010, environmental reserves of approximately $50 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

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

A. Operating Results.

In the supplemental consolidating data in this section, Equipment Operations includes the Financial Services business on the equity basis of accounting. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results.

We believe that Equipment Operations’ gross and operating profit are useful for evaluating our financial performance. We define Equipment Operations’ gross profit, as net sales less costs classified as cost of goods sold. We define Equipment Operations’ operating profit as Equipment Operations’ gross profit less selling, general and administrative expenses and research and development costs. Equipment Operations gross and operating profit are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Key Trends for 2010

Net income attributable to CNH in 2010 was $452 million, or $1.89 diluted earnings per share ($1.90 basic earnings per share), compared with a loss of $190 million in 2009, or $0.80 basic and diluted loss per share. These improved results were primarily due to improved operating performance, better results from our non-consolidated subsidiaries and a lower effective tax rate. Net sales of equipment increased 13% to $14.5 billion in 2010 from $12.8 billion in 2009. The increase in net sales was primarily the result of improved demand for agricultural and construction equipment. Equipment Operations’ operating profit increased 138% to $889 million in 2010 from $373 million in 2009. The increase in Equipment Operations’ operating profit was primarily due to higher volumes, improved industrial utilization in North America and Latin America, and improved product mix. The improved performance in North America and Latin America was partially offset by lower demand for agricultural equipment in Western Europe, higher material prices, and new product launch costs, primarily in the construction equipment segment. Financial Services’ net income decreased 9% to $159 million in 2010 from $174 million in 2009. This decrease was primarily due to higher provisions for credit losses in 2010 and a decrease in gains on the sale of receivables due to the January 1, 2010 change in the accounting guidance for securitization transactions, which we adopted prospectively. In 2010, Financial Services benefited from the improvement in credit markets which decreased its cost of funds to levels more consistent with historical averages.

Key Trends for 2011

We expect the agricultural equipment industry retail unit sales to be flat to up 5% in tractors and up 5% to 10% in combines as global commodity prices are expected to remain at high levels.

We believe the construction equipment industry will improve over 2010 levels based on improvements expected in the overall economy. We anticipate the construction equipment industry retail unit sales to improve 8% to 12% in light equipment and 5% to 10% in heavy equipment. We expect production levels to increase in 2011 under current market demand estimates.

Financial Services will continue to focus on underwriting controls and receivable management in order to maintain a solid portfolio performance and continue to diversify our funding base.

2010 Compared to 2009

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Revenues:
Net sales	$14,474	$12,783	$14,474	$12,783	$—	$—
Finance and interest income	1,134	977	154	131	1,395	1,190

	15,608	13,760	14,628	12,914	1,395	1,190

Costs and Expenses:
Cost of goods sold	11,891	10,862	11,891	10,862	—	—
Selling, general and administrative	1,698	1,486	1,243	1,150	455	336
Research, development and engineering	451	398	451	398	—	—
Restructuring	16	102	16	98	—	4
Interest expense	830	671	395	320	612	497
Interest compensation to Financial Services	—	—	238	202	—	—
Other, net	306	334	191	201	115	129

Total	15,192	13,853	14,425	13,231	1,182	966

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	416	(93)	203	(317)	213	224
Income tax provision	77	92	12	33	65	59
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	11	9	159	174	11	9
Equipment Operations	88	(46)	88	(46)	—	—

Net income (loss)	438	(222)	438	(222)	159	174
Net loss attributable to noncontrolling interests	(14)	(32)	(14)	(32)	—	—

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$452	$(190)	$159	$174

Overview of Equipment Operations Results

Net Sales of Equipment

Agricultural Equipment Net Sales

	2010	2009	Increase/ (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$5,120	$4,602	$518	11%	2%
Western Europe	2,836	3,168	(332)	(10)%	(3)%
Latin America	1,690	1,163	527	45%	12%
Rest of World	1,882	1,730	152	9%	5%

Total net sales	$11,528	$10,663	$865	8%	2%

*	The currency impact is included in the total 2010 vs. 2009 % change.

The increase in our agricultural equipment net sales was due to higher volumes ($557 million), positive pricing actions ($130 million), and positive currency changes. The higher volumes were primarily due to continued strong demand in North America and Latin America as the result of increases in commodity prices and good harvest conditions. This growth was partially offset by a decline in volumes in Western Europe due to poor harvest conditions in certain countries and due to tight credit markets. Worldwide agricultural tractor and combine industry retail unit sales increased 8% and 2%, respectively, from the prior year. Tractor and combine industry retail unit sales were up in all regions except Western Europe. Our market share for the year was flat for tractors and up for combines.

The increase in North America net sales was the result of an increase in the overall industry and stocking actions taken by our dealers. North American tractor and combine industry retail unit sales increased 5% and 9%, respectively. Our market share for tractors declined and our market share for combines was flat. Our dealers increased inventory levels in response to the industry demand. Currency had a positive impact on net sales as the Canadian dollar strengthened against the U.S. dollar.

The decline in Western Europe net sales was primarily the result of the industry decline, destocking actions, as well as the impact of currency. Industry retail unit sales of tractors decreased 9% and combines decreased 29%. Our market share for the year was flat for tractors and combines. In response to the industry decline, our dealers reduced inventory levels, which negatively impacted net sales. The currency impact on net sales primarily resulted from a strengthening U.S. dollar against the Euro. We were able to offset a portion of the industry decline through positive pricing.

The increase in Latin America net sales was primarily a result of the improvement in the overall industry and currency. Industry retail unit sales of tractors increased 20% and combines increased 29%. We maintained our market share for the year for tractors and combines while also implementing positive pricing actions. Our dealers increased inventory levels in response to the industry demand. Currency also had a positive impact on net sales as the Brazilian real strengthened against the U.S. dollar.

The increase in Rest of World net sales was primarily driven by an overall increase in the industry and currency. Industry retail unit sales of tractors increased 13% and combines increased 3%. The industry growth for tractors was led by Turkey, which did not impact our net sales as we have an unconsolidated joint venture in that country, and the Commonwealth of Independent States (“CIS”). The industry growth for combines was led by China, the CIS and Turkey. Industry retail unit sales of tractors and combines decreased in Australia. Our market share in Rest of World markets increased for combines and was flat for tractors. Overall, we maintained positive pricing. Currency had a positive impact, primarily due to the strengthening of the Australian dollar against the U.S. dollar.

Construction Equipment Net Sales

	2010	2009	Increase (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$834	$622	$212	34%	2%
Western Europe	503	513	(10)	(2)%	(6)%
Latin America	1,051	588	463	79%	19%
Rest of World	558	397	161	41%	(2)%

Total net sales	$2,946	$2,120	$826	39%	4%

*	The currency impact is included in the total 2010 vs. 2009% change.

The increase in our construction equipment net sales was primarily due to higher volume and mix ($698 million), pricing ($27 million) and currency. The volume and mix improvement was the result of the significant growth (albeit from historically low levels) in the construction equipment industry as global economic conditions stabilized. Worldwide construction equipment industry retail unit sales increased 47% compared with the prior year as the result of significant market improvements in North America, Latin America and Rest of World. For the year, worldwide industry retail unit sales of light construction equipment increased 35%, driven by improvements in residential and commercial construction activities. Heavy equipment industry retail unit sales increased 59% as a result of overall GDP growth. Compared to the prior year, our market share was flat overall.

In North America, the increase in net sales was primarily the result of improved volume and mix. Construction equipment industry retail unit sales increased 18%. Retail unit sales of light construction equipment, where we have a stronger market presence, increased 20%, while retail unit sales of heavy construction equipment increased 14%. Industry retail unit sales increased compared to the prior year for tractor loader backhoes and skid steers by 12% and 16%, respectively. Our market share compared to the prior year was flat for both heavy and light construction equipment. This industry growth was partially offset by the effect of additional destocking actions taken by our dealers. Currency had a positive impact on net sales as the Canadian dollar strengthened against the U.S. dollar.

Net sales in Western Europe declined primarily as the negative effects of currency more than offset improved volume and mix. Industry retail unit sales for both heavy and light construction equipment increased 21%. Retail unit sales of heavy and light construction equipment increased 17% and 23%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers decreased 3% and 4%, respectively. Our market share was flat for the year in total for both heavy and light construction equipment. The positive impact of the industry growth was largely offset by destocking actions taken by our dealers. The negative currency impact on net sales primarily resulted from a strengthening U.S. dollar against the Euro.

Latin America net sales increased primarily as the result of improved volume and mix due to the significant improvements in the construction equipment industry, and the positive impact of currency. Industry retail unit sales for both heavy and light construction equipment increased 87%. Retail unit sales of heavy and light construction equipment increased 86% and 89%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers increased 70% and 104%, respectively. In addition to the growth in retail unit sales, we benefited from stocking actions taken by our dealers in response to the significant industry growth. We also maintained positive pricing compared to the prior year. Partially offsetting the industry growth was a decline in both heavy and light construction equipment market share, which was down due to manufacturing capacity constraints. The positive impact of currency on net sales was due to the strengthening of the Brazilian real against the U.S. dollar.

Rest of World net sales increased due to improved volume and mix. Industry retail unit sales for both heavy and light construction equipment increased 64%. Industry retail unit sales for heavy and light construction equipment increased 71% and 50%, respectively. Industry retail unit sales for tractor loader backhoes and skid steers increased 66% and 51%, respectively. Industry growth occurred in all major countries with the exception of Pakistan, and was particularly strong in the CIS, Australia and Turkey. Our market share was flat for both heavy and light construction equipment. We maintained positive pricing compared to the prior year.

Costs and Expenses – Equipment Operations

The table below represents certain costs and expenses that are more appropriately analyzed as part of the Equipment Operations supplemental disclosures. Other costs and expenses are analyzed later in this discussion, either as part of the Financial Services analysis or on a consolidated basis.

	2010		2009		Increase (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change
	(in millions, except percents)
Net sales	$14,474	100.0%	$12,783	100.0%	$1,691	13%
Cost of goods sold	11,891	82.2%	10,862	85.0%	1,029	9%

Gross profit	2,583	17.8%	1,921	15.0%	662	34%

Selling, general and administrative	1,243	8.6%	1,150	9.0%	93	8%
Research and development	451	3.1%	398	3.1%	53	13%

Operating profit	889	6.1%	373	2.9%	516	138%

Restructuring	16	0.1%	98	0.8%	(82)	(84)%
Interest expense	395	2.7%	320	2.5%	75	23%
Interest compensation to Financial Services	238	1.6%	202	1.6%	36	18%
Other, net	191	1.3%	201	1.6%	(10)	(5)%

Gross Profit and Margin – Equipment Operations

	2010		2009		Increase (Decrease) in 2010 vs. 2009	2010 vs. 2009 Change
	(in millions, except percents)
Agricultural equipment	$2,232	19.4%	$1,859	17.4%	$373	2.0 pts
Construction equipment	351	11.9%	62	2.9%	289	9.0 pts

Total Equipment Operations gross profit	$2,583	17.8%	$1,921	15.0%	662	2.8 pts

Agricultural equipment gross profit increased due to higher volume and mix ($119 million), production cost improvements ($107 million), net pricing improvements ($88 million), and currency. Volume and mix improvements were primarily driven by overall industry growth for both tractors and combines, and an improved mix to larger horsepower tractors and combines. Higher volumes had a positive impact on manufacturing efficiencies, resulting in an overall improvement in production costs.

Construction equipment gross profit increased due to higher volume and mix ($148 million), lower production costs ($98 million), and currency. Our margins were negatively impacted in 2009 as many of our production facilities were idle. Production increased in 2010 as the economic environment improved, although we under-produced relative to retail demand by 13% to allow for company and dealer de-stocking initiatives to be completed. We also achieved positive pricing ($26 million).

Selling, general and administrative – Equipment Operations

Selling, general and administrative expenses increased in 2010 compared to 2009, but decreased as a percentage of sales as we continued to implement cost controls. The increase was primarily due to higher variable compensation ($78 million). Professional fees and advertising costs also increased compared to the prior year. These increases were partially offset by a decrease in payroll costs, due to the 2009 reduction in salaried personnel of approximately 13%, and a reduction in information systems costs. Currency had a favorable impact of approximately 1%.

Research and development – Equipment Operations

Research and development costs increased in the current year, but remained steady as a percentage of net sales, reflecting the continued investment in new products, including Tier 4/Stage IIIB engine development.

Restructuring – Equipment Operations

In 2009, we incurred $98 million for restructuring as we implemented our plan to consolidate and reorganize activities to improve our cost and operating levels. Restructuring costs of $16 million in 2010 primarily related to additional severance and other employee-related costs incurred under the restructuring plan started in 2009. The remaining costs expected to be incurred under announced restructuring actions are $17 million.

See “Note 11: Restructuring” to our consolidated financial statements for the year ended December 31, 2010 for a detailed analysis of our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of the Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. We provide “interest-free” floor plan financing and extended payment terms to our dealers primarily in North America and in Western Europe to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of this financing offered to our dealers.

Interest compensation to Financial Services remained consistent with the prior year as a percentage of net sales moving in line with the increases in volume for both our agricultural and construction equipment.

Other, net – Equipment Operations

The decrease in other, net was the result of decreases in pension and other postemployment costs related to former employees ($44 million) partially offset by higher foreign exchange losses ($28 million) and other miscellaneous costs. In 2010 we recognized a gain of $6 million related to the sale of our participation in the LBX joint venture.

Equity in income of unconsolidated subsidiaries and affiliates – Equipment Operations

The improved performance of our unconsolidated subsidiaries was driven primarily by improved industry conditions. There was significant improvement in the performance of our construction equipment joint ventures and Turk Traktor, our agricultural equipment joint venture in Turkey.

Overview of Financial Services Results

	2010		2009		Increase (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change
	(in millions, except percents)
Finance and interest income	$1,395	100.0%	$1,190	100.0%	$205	17%

Selling, general and administrative	455	31.9%	336	28.2%	119	35%
Restructuring	—	—%	4	—%	(4)	(100)%
Interest expense	612	43.9%	497	41.8%	115	23%
Other, net	115	8.2%	129	10.8%	(14)	(11)%

Total expenses	$1,182		$966		$216	22%

On-book asset portfolio	$14,274		$8,171		$6,103	75%
Managed asset portfolio	$16,996		$17,257		$(261)	(2)%

Finance and interest income – Financial Services

The increase in finance and interest income was driven primarily by an increase in interest revenue ($369 million) partially offset by a decrease in ABS revenues ($163 million). The primary driver of the increase in interest revenue and the decrease in ABS revenues was the January 1, 2010 prospective adoption of new accounting guidance related to securitization transactions. ABS revenue decreased as funding transactions that would have historically met the derecognition criteria did not qualify for derecognition in 2010 under the new accounting rules. Interest revenue increased due to a higher level of on-book receivables, as $5.2 billion in receivables were consolidated upon the adoption of the new accounting guidance. Higher interest rates also contributed to the increase in interest revenue due to pricing actions taken to offset increases in our cost of funds. Market conditions improved in North America in both the agricultural and construction equipment sectors, while Europe stabilized in the second half of 2010. See “Item 5.A. New Accounting Pronouncements Adopted in 2010” for further details on the change to the accounting rules.

Selling, general and administrative – Financial Services

The increase in selling, general and administrative expenses was primarily a result of increased loss provisions and higher variable compensation. Loss provisions increased due to additional loss provisions recorded for our Brazil retail agricultural portfolio and the sustained downturn in the European construction equipment market.

For our managed portfolio, the percentages for delinquencies greater than 30 days and net credit losses were as follows:

	2010		2009
	Delinquencies	Losses	Delinquencies	Losses
North America	1.41%	0.90%	2.74%	0.93%
Europe	4.20%	0.57%	7.30%	0.33%
Latin America	20.89%	1.63%	27.89%	0.64%
Rest of World	1.68%	0.51%	2.37%	0.56%

Total	4.85%	0.90%	7.50%	0.73%

The lower level of delinquencies in each region as of December 31, 2010, was primarily due to collections and the general improvement in global economic conditions.

Restructuring – Financial Services

The restructuring expense incurred during 2009 was the result of personnel reductions primarily in the North American and European regions.

Other, net – Financial Services

The decrease in other, net was primarily the result of currency.

Consolidated interest expense

The increase in interest expense was primarily due to a higher level of average debt outstanding compared to the prior year. Financial Services consolidated $5.7 billion of debt upon the January 1, 2010, adoption of new accounting guidance related to securitization transactions. The increase in outstanding debt at Financial Services was partially offset by a decrease in average outstanding debt at Equipment Operations, and a decrease in average interest rates. Also contributing to the higher interest expense was a $22 million loss recognized as a result of the retirement in July 2010 of $500 million of notes due in 2014. See “Item 5.A. New Accounting Pronouncements Adopted in 2010” for further details on the change to the accounting rules.

Consolidated income tax provision

	2010	2009
	(in millions, except percents)
Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$416	$(93)
Income tax provision	$77	$92
Effective tax rate	18.5%	(98.9)%

The favorable effective tax rate in 2010 was primarily due to the settlement of certain tax examinations and the reversal of deferred tax asset valuation allowances in certain jurisdictions. The adverse tax rate in 2009 was primarily due to losses incurred during the year in certain jurisdictions where we could not recognize a tax benefit, as well as unfavorable deferred tax asset valuation allowance adjustments. We expect to return to a more normalized effective tax rate of 36% to 40% in 2011.

See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2010 for more information on our income tax provision.

2009 Compared to 2008

Overview of Equipment Operations Results

Net Sales of Equipment

Agricultural Equipment Net Sales

	2009	2008	Increase/ (Decrease) in 2009 vs. 2008	2009 vs. 2008 % Change	Positive / (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$4,602	$4,685	$(83)	(2)%	(1)%
Western Europe	3,168	4,079	(911)	(22)%	(7)%
Latin America	1,163	1,551	(388)	(25)%	(6)%
Rest of World	1,730	2,587	(857)	(33)%	(2)%

Total net sales	$10,663	$12,902	$(2,239)	(17)%	(4)%

*	The currency impact is included in the total 2009 vs. 2008 % change.

The decline in our agricultural equipment net sales was due to lower volumes ($2,126 million) and currency, partially offset by positive pricing actions ($391 million) taken during the year. The volume declines were primarily driven by an overall slowdown in the global economy and global credit conditions that generally tightened. Worldwide agricultural tractor and combine industry retail unit sales declined 3%. Combine and tractor industry retail unit sales were down 19% and 2% from the prior year, respectively. Combine industry retail unit sales declined in all regions except North America. Tractor industry retail unit sales were down in all regions except Rest of World, which was up primarily in China. Additionally, our market share for the year was down for agricultural equipment driven by declines in Rest of World and Western Europe. Latin America market shares were flat.

The decline in North America net sales was primarily driven by the decline in the overall industry and destocking actions taken by us during the year. North American industry retail unit sales declined 19% in total as a 21% decline in tractors was only partially offset by a 15% increase in combines. In response to the industry declines, we under produced relative to retail demand by 22% in total in order to reduce company and dealer inventory, which negatively impacted net sales. We were able to maintain market share for tractors; however, market share for combines was down. Finally, we maintained positive pricing in spite of the competitive pressures in North America to partially offset the decline in volume.

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

The 2008 net sales in Latin America were the result of strong agricultural industry growth in both combines and tractors. The net sales decline in 2009 was primarily a result of the decline in industry retail unit sales as compared to the 2008 levels. Net sales were also negatively impacted by currency due to the strengthening U.S. dollar. Industry retail unit sales declined 18% as tractors decreased 17% and combines decreased 36% from the strong 2008 levels. Despite the industry declines, we maintained market share for the year for tractors and increased market share for combines, which helped to mitigate the impact on net sales resulting from the decline in the industry. We did, however, experience growth in net sales in the fourth quarter of 2009 for combines.

In Rest of World, the decline in net sales was primarily driven by an overall decline in the tractor and combine industry, especially compared to the very strong levels in 2008. Industry decline and the lack of credit availability in the Commonwealth of Independent States (“CIS”) led to a sharp decline in net sales of tractors and combines. CIS was a growing market for us in 2008. Industry retail unit sales of tractors increased 19% overall; however, this was primarily due to an increase in China where we do not have a significant presence. In all other Rest of World markets where we are active except Australia, industry retail unit sales of tractors decreased primarily as a result of adverse credit conditions. Market share in Rest of World markets declined overall as an increase in our combine market share was more than offset by tractor market share declines. We realized positive pricing; however, this was more than offset by the volume declines.

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

The decrease in our construction equipment net sales was primarily driven by declines in industry volume and mix ($2,313 million) and currency impacts which were partially recovered through pricing actions ($45 million). The volume and mix declines were the result of the significant decline in the construction equipment industry as well as destocking actions taken to reduce company and dealer inventory. Worldwide construction equipment industry retail unit sales decreased 41% compared with the prior year with decreases in both the light and heavy construction equipment industries. The decline in construction equipment industry retail unit sales was driven by the overall decline in global economic conditions. For the year, industry retail unit sales of light construction equipment decreased 49% in all markets, driven by decreases in residential and commercial construction activities. Heavy equipment industry retail unit sales declined 31%, with all markets down compared to the prior year. Also contributing to the decline in net sales was a decline in our market share for total heavy and light construction equipment as increases in market share in Latin America were more than offset by the declines in Western Europe and Rest of World. North America market share was flat.

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

Net sales in Western Europe declined primarily as a result of industry declines, mix and destocking actions. Industry retail unit sales for both heavy and light construction equipment decreased 50% with heavy construction equipment decreasing 55% and light construction equipment decreasing 48%. The rate of industry decline for both heavy and light construction equipment eased in the fourth quarter of 2009 compared to the substantial volume declines that occurred in the second half of 2008. Tractor loader backhoes and skid steers were down 44% and 40%, respectively. Market share was down for the year in total for both heavy and light construction equipment which contributed to the overall decline in our construction equipment net sales.

Latin America net sales were negatively affected by the decline in both heavy and light construction equipment industry retail unit sales of 54% and 54%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers declined 50% and 62%, respectively. The rate of industry decline slowed slightly in the fourth quarter compared to the previous three quarters in 2009. Partially offsetting these declines was overall strong improvement in market share. Market share growth for the year was strong for light construction equipment with tractor loader backhoes and skid steers up significantly.

In Rest of World, net sales declined due to substantial declines in volume and mix. Industry retail unit sales decreased 48% for light construction equipment and 16% for heavy construction equipment. Industry retail unit sales for tractor loader backhoes and skid steers decreased 78% and 55%, respectively. While the full year was down for both heavy and light equipment industry retail unit sales, industry retail unit sales of heavy and light construction equipment were up in the fourth quarter of 2009. Contributing to the decline in net sales was a decline in market share for the year in both light and heavy construction equipment.

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

Research and development – Equipment Operations

Research and development costs increased in the current year as a percentage of net sales reflecting a continued investment in products especially for Tier 4/Stage IIIB engine development as well as investments in our core product portfolio.

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

See “Note 11: Restructuring” to our consolidated financial statements for the year ended December 31, 2009 for a detailed analysis of our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of the Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. We provide “interest-free” floor plan financing and extended payment terms to our dealers primarily in North America and in Western Europe to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of this financing offered to our dealers.

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

Consolidated interest expense

The decrease in interest expense was mix and interest rate related as for Equipment Operations, average debt outstanding remained flat. The net interest rate on our Equipment Operations debt declined by approximately 140 basis points. The decline was due to lower interest rates on floating rate debt of Equipment Operations. Financial Services experienced both a decline in average debt outstanding as well as a decrease in the net interest rate on the debt resulting in a decline in interest expense. The decrease in the average debt outstanding was driven by the increase in off-book ABS transactions.

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

Application of Critical Accounting Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates, which require management assumptions and complex judgments, are summarized below. Our other accounting policies are described in the notes to our consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses is established to cover probable losses for receivables owned by us and is allocated based on two components, depending on whether or not the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers impaired assets which represent all or a portion of receivables specifically reviewed by management for which we have determined we will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, amounts past due, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivable’s effective interest rate or the fair value of the collateral for collateral-dependent receivables and receivables for which foreclosure is deemed to be probable. When the values are lower than the carrying value of the receivables, impairment is recognized.

The second component of the allowance for credit losses covers all performing receivables which have incurred losses that are not yet individually identifiable. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models which consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and delinquencies. The allowance for wholesale credit losses is based on loss forecast models which consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and dealer risk ratings. The loss forecast models are updated on a quarterly basis to incorporate information reflecting the current economic environment.

The total allowance for credit losses at December 31, 2010, 2009, and 2008 was $594 million, $393 million, and $269 million, respectively. The allowance for credit losses increased in 2010 due primarily to additional reserves recorded for Brazil’s retail agricultural equipment loan portfolio and the European construction equipment market. The increase in 2009 was due to the downturn in the U.S. and European construction markets and additional reserves recorded for Brazil’s retail agricultural equipment portfolio. Beginning January 1, 2010, we adopted the new accounting guidance related to the consolidation of variable interest entities (“VIEs”). The allowance for credit losses increased approximately $59 million related to the receivables that were consolidated upon adoption of this guidance.

The historical loss experience on the receivable portfolio represents one of the key assumptions involved in determining the allowance for credit losses. Over the last three years, this percent has varied by an average of approximately plus or minus 0.22 percentage points, compared to the average loss experience during that period. Holding other estimates constant, if the estimated loss experience on the receivable portfolio were to increase or decrease 0.22 percentage points, the allowance for credit losses at December 31, 2010 would increase or decrease by approximately $32 million.

While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial condition of our customers. If the financial condition of our customer deteriorates, the timing and level of payments received could be impacted and, therefore, could result in a change to our ultimate losses on the current portfolio.

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

Total operating lease residual values at December 31, 2010, 2009, and 2008 were $461 million, $427 million, and $374 million, respectively.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10% from our present estimates, the total impact would be to increase our depreciation expense on equipment on operating leases by approximately $46 million. This amount would be charged to depreciation expense during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2010 and 2009, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We continue to evaluate events and circumstances to determine if additional testing may be required.

Impairment testing for goodwill is done at a reporting unit level using a two-step test.

From 2006 to 2009, we managed our business at the brand level: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands and Financial Services. In 2010, we began to manage our business at the Agricultural Equipment, Construction Equipment, and Financial Services level and now identify these as our three reporting units.

Under the first step of the goodwill impairment test, our estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill.

Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill. The carrying values for each reporting unit include material allocations of our assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.

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

Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process and represent what we believe to be the most likely amounts and timing of future cash flows based on our long range plan. Our long range plan is updated annually as a part of our annual planning process and is reviewed and approved by senior management. We use eight years of expected cash flows as management believes that this period generally reflects the underlying market cycles for its businesses.

The discount rates used in the income approach are an estimate of the rate of return that a market participant would expect of each reporting unit. To select an appropriate rate for discounting the future earnings stream, a review was made of short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry. The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. The discount rate used for the Agricultural Equipment reporting unit decreased from 13% at December 31, 2009 to 11% at December 31, 2010. The discount rate for the Construction Equipment reporting unit decreased from 13.5% at December 31, 2009 to 12% at December 31, 2010. The discount rates changed primarily due to changes in interest rates and risk levels.

A terminal value is included at the end of the projection period used in our discounted cash flow analyses in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value subsequent to the last year of the projection period of cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rates used for the December 31, 2010 valuations (1.0% for the Agriculture Equipment reporting unit and 2.0% for the Construction Equipment reporting unit) have not changed from the rates used at December 31, 2009.

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

Book value market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach. We use the market approach as the primary approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management.

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

As of December 31, 2010, the estimated fair value of the Agricultural Equipment reporting unit exceeded its carrying value by a substantial amount.

The excess of the estimated fair value of the Construction Equipment unit over its carrying value increased as of December 31, 2010, compared to the prior year estimate. The calculation of the estimated fair value of the reporting unit continues to contain a higher level of risk due primarily to the difficult trading conditions that the business has experienced in the important North American and European markets since 2007. The projections include, among other things, the expected benefits of 2009 restructuring actions to reduce the fixed cost footprint and selling, general and administrative expenses, product development programs and new products with introductions starting in 2010 and continuing through the forecast period, and capacity expansions. The projections also include certain assumptions for continued expansion in emerging markets and an expected improvement in North American and European market conditions, which result in operating performance that is expected to improve and exceed our best past performance. Should the Construction Equipment business be unable to successfully achieve its planned actions, realize the benefits of its investments, or perform to its long range plan objectives, we may be required to re-evaluate the carrying value of the business units goodwill.

Measuring the estimated fair value of our businesses requires judgment and the use of estimates by management. We can provide no assurance that a material impairment charge will not occur in a future period. Our estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, worldwide economic factors, industry growth rates, technological changes and the achievement of the anticipated benefits of our product development and profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause us to re-evaluate the carrying value of goodwill. We will continue to monitor circumstances and events in future periods to determine whether additional impairment testing is necessary. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on our financial position and statement of operations.

Sales Allowances

We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amount of incentives to be paid are estimated based upon historical data, estimated future market demand for our products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to increase customer incentives possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

The sales allowance accruals at December 31, 2010, 2009, and 2008 were $774 million, $690 million, and $660 million, respectively.

Over the last three years, the percentage of sales allowance costs to net sales from dealers has varied by approximately plus or minus 2.5 percentage points, comparing the average sales allowance costs to net sales percentage during the period. Holding other assumptions constant, if the estimated percentage were to increase or decrease 2.5 percentage points, the sales incentive allowance at December 31, 2010 would increase or decrease by approximately $73 million, which would positively or negatively impact operating margins.

Warranty Costs

At the time a sale of equipment to a dealer is recognized, we record the estimated future warranty costs for the product, primarily basic warranty coverage. We generally determine our total warranty liability with reference to our historical claims rate experience. Our warranty obligations are affected by sales levels, component failure rates, replacement costs and dealer service costs. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the warranty liability would be required.

The product warranty accruals at December 31, 2010, 2009, and 2008 were $350 million, $301 million, and $294 million, respectively.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to related net sales. Over the last three years, this percentage has varied by approximately 0.3 percentage points, comparing the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.3 percentage points, the warranty expense for the year ended December 31, 2010, would increase or decrease by approximately $43 million.

See “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2010 for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Obligations

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2010, we sponsor pension and other retirement plans in various countries. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, and health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from those assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of operations but have been recognized in equity. For our pension and postretirement benefit plans, we recognize net gain or loss as a component of our pension and other retirement plans’ expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on pension and other postretirement benefit obligations and expense:

	2011 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(13)	$19	$(299)	$364
Expected rate of compensation increase	7	(5)	40	(35)
Expected long-term rate of return on plan assets	(20)	20	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(11)	13	(104)	125
Assumed health care cost trend rate (initial and ultimate)	21	(17)	104	(88)

Tax Contingencies

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. Some of our tax positions could be challenged by the taxing authorities. The estimate of our tax contingencies requires the use of judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would generally be recognized as a reduction in our effective income tax rate in the period of resolution. See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2010 for further information on our accounting for uncertain tax positions.

New Accounting Pronouncements Adopted in 2010

As of the beginning of 2010, we adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs.

In June 2009, the FASB issued new accounting guidance that changes the accounting for transfers of financial assets. The guidance eliminates the concept of a qualifying special purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures to provide greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for VIEs. The guidance changes the criteria for determining whether the consolidation of a VIE is required from a quantitative risk and rewards model to a qualitative model, based on control and economics. The guidance also eliminates the scope exception for QSPEs, increases the frequency for reassessing consolidation of VIEs and creates new disclosure requirements about an entity’s involvement in a VIE.

We adopted the new guidance on January 1, 2010. As a significant portion of our securitization trusts and facilities are no longer exempt from consolidation as QSPEs under the guidance, we reassessed these VIEs under the new qualitative model and determined we were the primary beneficiary, as CNH has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, we consolidated the receivables and related liabilities held by these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of our adoption of the new guidance on January 1, 2010 is as follows:

Adjustment for New Guidance
(in millions)
Accounts, notes receivable and other—net
Retail receivables securitization	$3,448
Wholesale receivables securitization	1,563
Credit card receivables securitization	181

Accounts, notes receivable and other—net	5,192
Other Assets—primarily restricted cash	525

Total assets	$5,717

Accrued and other liabilities	$26
Short-term debt	1,209
Long-term debt, including current maturities	4,519

Total liabilities	5,754

Total equity	(37)

Total liabilities and equity	$5,717

The assets of the VIEs include restricted cash and certain receivables which are restricted to settle the obligations of those entities and are not expected to be available to us or our creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to the general credit of CNH.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria will not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings. As of December 31, 2010, factoring transactions involving €6 million ($8 million) of receivables continue to be treated as sales under the previous accounting rules as they were sold prior to January 1, 2010.

We adopted the guidance prospectively. Therefore, the financial statements prepared for 2010 and subsequent periods will reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. Our statement of operations for the year ended December 31, 2010 no longer reflects securitization income and initial gains or losses on new securitization transactions, but instead reports interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued from the securitization trusts and facilities. Therefore, current period results and balances will not be comparable to prior period amounts. In addition, because our new securitization transactions are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented in 2010 as cash flows from financing transactions rather than cash flows from operating or investing activities.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2011. See “Sources of Funding—Funding Policy” below for more information regarding our funding strategy. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flows

Our cash flows from operating activities are primarily a result of net income (loss), Equipment Operations’ working capital requirements and changes in dealer receivable levels. Our cash flows from investing and financing activities principally reflect capital expenditures, changes in deposits with Fiat subsidiaries’ cash management pools, our level of investment in retail receivables, changes in our funding structure and dividend payments.

The $2,355 million increase in consolidated cash and cash equivalents, during the year ended December 31, 2010, reflects the generation of cash in our operating and financing activities. Cash and cash equivalents at Equipment Operations increased by $2,644 million, while cash and cash equivalents at Financial Services decreased by $289 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2010	2009	2008
	(in millions)
Equipment Operations	$1,811	$1,145	$(282)
Financial Services	(12)	1,220	936
Eliminations	(397)	(153)	(4)

Consolidated	$1,402	$2,212	$650

Equipment Operations generated $1,811 million of cash flows from operations in 2010, primarily due to $1,000 million in cash flows from working capital reductions, adjustments for depreciation and amortization expense of $291 million, and 2010 net income of $438 million. Cash provided by working capital reductions includes $323 million from inventory reductions and $506 million from an increase in payables, offset by $84 million due to higher receivables. The primary driver of the working capital reduction in 2010 was the stronger market demand reducing the levels of finished goods inventory. The cash generated from operations was also attributable to the increase of $416 million in other liabilities primarily related to higher levels of taxes payable and accrued payroll. The increase in cash flows from operating activities in 2010 compared to 2009 reflects the year-over-year increase in net income.

The utilization of cash in operating activities at Financial Services in 2010 resulted primarily from cash reduction of $203 million from increases in accounts receivables, partially offset by net income of $159 million. The decrease in cash flows from operating activities in 2010 compared to 2009 was primarily due to cash inflows as the result of significant reductions in receivables during 2009.

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

Financial Services generated $1,220 million of cash from operating activities in 2009, resulting primarily from $858 million in cash from decreases in dealer and other accounts receivables, from net income of $174 million and depreciation and amortization of $128 million. The decrease in receivables is attributable to the increase in sales of receivables to the ABS markets under the accounting guidance in effect during that period.

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2010	2009	2008
	(in millions)
Equipment Operations	$168	$(691)	$(1,066)
Financial Services	(234)	1,924	(2,731)
Eliminations	20	—	8

Consolidated	$(46)	$1,233	$(3,789)

Cash provided by investing activities at Equipment Operations in 2010 resulted from withdrawals from Fiat subsidiaries’ cash management pools of $481 million, partially offset by capital expenditures of $301 million. The increase in cash from investing activities in 2010 compared to 2009 is primarily due to $451 million in deposits in Fiat subsidiaries’ cash management pools in 2009, compared to withdrawals of $481 million in 2010 as we deposited a greater portion of our cash with third party banks prior to the demerger.

Cash flow used by activities at Financial Services in 2010 totaled $234 million resulting from $365 million in expenditures for equipment on operating leases and a $219 million increase in restricted cash, partially offset by net collections of retail receivables of $77 million and proceeds from the sale of equipment on operating lease of $270 million. We adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs at the beginning of 2010. Under this new accounting guidance, certain securitization transactions were accounted for as secured borrowings rather than asset sales. The cash flows from these securitization transactions were presented as investing activities in 2009 and as financing activities in 2010. Total investing cash flows related to retail receivables and securitization transactions decreased $1,585 million compared to 2009 primarily as a result of this new accounting guidance.

The utilization of cash in investing activities at Equipment Operations in 2009 reflects capital expenditures of $217 million and an increase in deposits in Fiat subsidiaries’ cash management pools of $451 million. Capital expenditures were principally related to initiatives to introduce new products and enhance manufacturing efficiency.

Cash provided by investing activities at Financial Services in 2009 totaled $1,924 million resulting from proceeds from retail securitizations of $3,775 million, collections of retail receivables of $4,466 million, proceeds from the sale of equipment on operating lease of $140 million, $107 million for retained interests, and withdrawals from Fiat subsidiaries’ cash management pools of $289 million. Partially offsetting these sources of cash were $6,552 million of investments in retail receivables and investments in equipment on operating leases of $302 million. Net cash provided from securitization transactions in 2009 was $1,796 million, up $3,902 million from 2008, as securitization markets re-opened in 2009, leading to an increase in new securitization funding and gains in 2009, which were in sharp contrast with the securitization markets that virtually ceased to operate in 2008.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2010	2009	2008
	(in millions)
Equipment Operations	$626	$(356)	$1,128
Financial Services	(57)	(2,766)	1,719
Eliminations	377	153	(4)

Consolidated	$946	$(2,969)	$2,843

Cash provided by financing activities at Equipment Operations in 2010 is primarily attributable to net proceeds of $381 million from long-term borrowings and $254 million in cash received for the reduction of intersegment notes from Financial Services. The increase of cash provided by financing activities in 2010 compared to 2009 was due to a net reduction in borrowings in 2009.

Cash flows used by financing activities for Financial Services in 2010 of $57 million primarily reflects dividend payments of $397 million to Equipment Operations and cash payment of $254 million to Equipment Operations to reduce intersegment notes payable, partially offset by net proceeds of $574 million from long-term and short-term borrowings. The improvement in cash flows used by financing activities at Financial Services in 2010 from 2009 was primarily due to the net proceeds from borrowings in 2010 compared with a $1,937 million reduction of long-term and short-term borrowings in 2009.

Equipment Operations cash flows used by financing activities in 2009 of $356 million reflects the use of $1,017 million in cash to reduce short-term and long-term borrowings. Partially offsetting this use of cash, was $676 million in cash received for the reduction of intersegment notes from Financial Services. Net cash provided by financing activities in 2008 primarily related to increases in short-term and long-term borrowings.

Cash flows used by financing activities for Financial Services in 2009 of $2,766 million primarily reflects a reduction in short-term and long-term borrowings of $1,937 million in addition to cash used to reduce intercompany notes from Equipment Operations of $676 million. In 2009, Financial Services paid dividends to Equipment Operations of $153 million, compared to $4 million in 2008. Net cash provided by financing activities in 2008 primarily related to increases in short-term and long-term borrowings.

Sources of Funding

Funding Policy

In the current environment of uncertainty in the financial markets, our policy is to maintain a high degree of flexibility with our funding and investment options by using a broad variety of financial instruments to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes maintaining continuous access to a variety of financing sources, including U.S. and international capital markets, commercial bank lines, and funding Financial Services with a combination of receivables securitizations, conduit financing and other transactions.

A summary of our strategy is set forth below:

•

To fund Equipment Operations short-term financing requirements and to ensure near-term liquidity, Equipment Operations will continue to sell its receivables to Financial Services and rely primarily on internal cash flows including actions to optimize working capital. We also maintain a funding relationship with Fiat Industrial through term loans and cash management arrangements operated by Fiat Industrial treasury subsidiaries in a number of jurisdictions. We may supplement our short-term financing by entering into new credit lines with banks.

•

As funding needs of Equipment Operations are determined to be of a longer-term nature, we may access public medium- and long-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

We will look at the public ABS market as an important source of funding in North America and Australia; however, we will maintain and further develop the funding diversification strategy we initiated in 2008, which was based on diversifying our funding sources and expanding our investor base. Additional funding needs of Financial Services will be covered by the renewal and possibly the increase of asset-backed securitization programs, private ABS transactions and by the sale of selected portfolios of receivables in bilateral transactions with investors or other financial institutions. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks. We will integrate our funding strategy for Financial Services with alternative sources of financing which will be determined on a case-by-case basis. Alternative means of funding could include bank facilities, both short and long-term, capital market transactions and private placements.

•

Financial Services in Brazil continues to utilize financing provided by BNDES to support the growth of the agricultural and construction equipment sectors of the economy and the issuance of certificates of deposit.

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

A significant portion of our financing has historically come from Fiat and Fiat subsidiaries. As a consequence of the demerger, all the financing arrangements with Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries effective as of January 1, 2011. The assignment of term financings took place with the execution of tri-party agreements between the relevant Fiat treasury subsidiaries (which transferred the financial receivables), Fiat Industrial treasury subsidiaries (which received the receivables) and CNH entities (which acknowledged the transfer). As a result of this assignment, CNH entities had no residual financing with Fiat treasury subsidiaries as of January 1, 2011.

Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our unsecured debt ratings. As of February 18, 2011, our long-term unsecured debt was rated BB+ (negative outlook) by S&P; Ba3 (stable outlook) by Moody’s; and BBB Low (under review with developing implications) by DBRS. Fiat Industrial’s long-term unsecured debt was rated BB+ (negative outlook) by S&P and Ba1 (stable outlook) by Moody’s. A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing as well as increase the cost of such financing. Debt ratings are influenced by a number of factors, including, among others: our parent company’s ratings, financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our debt ratings, thus increasing the cost, and limiting the availability, of unsecured financing.

Consolidated Debt

As of December 31, 2010, and 2009, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2010	2009	2010	2009	2010	2009
	(in millions)
Long-term debt excluding current maturities	$8,540	$5,050	$3,660	$3,231	$5,933	$2,650
Current maturities of long-term debt	3,894	2,386	818	774	3,076	2,058
Short-term debt	3,863	1,972	177	297	5,468	3,430

Total debt	$16,297	$9,408	$4,655	$4,302	$14,477	$8,138

On December 31, 2010, our outstanding consolidated debt with Fiat and its subsidiaries was $778 million, or 4.8% of our consolidated debt, compared to $2.9 billion or 31% as of December 31, 2009. The main reason for the decrease in our consolidated debt with Fiat was the opportunity to refinance part of our borrowings with third parties (for Equipment Operations, with a $1.5 billion issue of debt securities at an annual fixed rate of 7.875% due in 2017; and for Financial Services, with new securitizations) as well as internal generation of cash.

We believe that Net Debt, defined as total debt less intersegment notes receivable, deposits in Fiat subsidiaries’ cash management pools and cash and cash equivalents, is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the sum of Net Debt and Total Equity. Net Debt and Net Capitalization are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2010 and 2009 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2010	2009	2010	2009	2010	2009
	(in millions, except percentages)
Total debt	$16,297	$9,408	$4,655	$4,302	$14,477	$8,138
Less:
Cash and cash equivalents	3,618	1,263	2,934	290	684	973
Deposits with Fiat	1,760	2,251	1,643	2,144	117	107
Intersegment notes receivables	—	—	2,273	2,398	562	634

Net debt (cash)	10,919	5,894	(2,195)	(530)	13,114	6,424
Total equity	7,380	6,810	7,379	6,809	2,008	2,378

Net capitalization	$18,299	$12,704	$5,184	$6,279	$15,122	$8,802

Net debt (cash) to net capitalization	60%	46%	(42)%	(8)%	87%	73%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2010	2009	2010	2009	2010	2009
	(in millions, except percentages)
Total debt	$16,297	$9,408	$4,655	$4,302	$14,477	$8,138
Total equity	7,380	6,810	7,379	6,809	2,008	2,378

Total capitalization	$23,677	$16,218	$12,034	$11,111	$16,485	$10,516

Total debt to total capitalization	69%	58%	39%	39%	88%	77%

The improvement in the Net Cash position of Equipment Operations in 2010, compared to 2009, reflects the benefit from the reduction in working capital and increased profitability.

The increase in Financial Services Net Debt in 2010 reflects the consolidation of a significant portion of our off-book debt upon adoption of the new accounting guidance on January 1, 2010. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted in 2010” to our consolidated financial statements for the year ended December 31, 2010 for additional information on the adoption of this new accounting guidance.

Long term debt

As of December 31, 2010, our consolidated long-term debt was $12.4 billion, including $3.9 billion of current maturities, compared to $7.4 billion and $2.4 billion, respectively, as of the end of the prior year.

Equipment Operations long-term debt as of December 31, 2010, which was $4.5 billion, including $818 million of current maturities, consisted of bonds and medium-term notes in the aggregate amount of approximately $2.7 billion, medium-term loans and borrowings under credit facilities with third parties and Fiat in the aggregate amount of $845 million and drawdowns from the syndicated credit facility in the amount of €300 million ($401 million) and intersegment notes in the amount of $510 million.

As of December 31, 2010, Financial Services’ long-term debt was $9.0 billion, including $3.1 billion of current maturities, and consisted of $4.7 billion of debt related to securitizations which was consolidated upon adoption of the new accounting guidance on January 1, 2010, $1 billion of borrowing from third parties, $955 million of borrowings under committed credit lines related to our retail lending activities in Brazil, $909 million of term-wholesale asset-backed facilities from U.S. and Canada, $543 million of intersegment notes, $517 million of borrowing from Fiat, $183 million of credit line facilities under which our receivables are sold to a third party and $93 million of borrowing under a Canadian asset-backed facility.

A more detailed description of our long-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements.

Short Term Debt

As of December 31, 2010, our consolidated short-term debt was $3.9 billion, compared to $2.0 billion as of the end of the prior year.

Equipment Operations’ short-term debt as of December 31, 2010 was $177 million and consisted mainly of $79 million of drawdowns from credit facilities and $52 million of intersegment notes.

As of December 31, 2010, Financial Services’ short-term debt was $5.5 billion, and consisted of $3.6 billion of drawdowns from credit facilities (of which $3.2 billion were financed under various facilities with third parties, $246 million were financed under ABCP warehouse facilities and $148 million were granted by Fiat treasury subsidiaries), $1.7 billion of inter-company borrowings and $116 million of loans (of which $3 million were granted from Fiat treasury subsidiaries).

A more detailed description of our short-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements.

Credit Facilities

As of December 31, 2010, we had approximately $4.8 billion available under our $12.0 billion total lines of credit, including asset-backed facilities, of which $2.4 million were committed lines, $4.3 billion of uncommitted lines and $5.1 billion in asset-backed facilities.

Of the total $7.1 billion drawn under such lines, $3.7 billion is classified as short term debt, $1.3 billion is classified as current maturities of long-term debt and $2.1 billion classified as long-term debt.

A more detailed description of our credit facilities is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements.

Cash, cash equivalents, Deposits with Fiat and Intersegment notes receivable

Cash and cash equivalents were $3.6 billion as of December 31, 2010, compared to $1.3 billion as of December 31, 2009. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2010, and 2009.

	Consolidated		Equipment Operations		Financial Services
	2010	2009	2010	2009	2010	2009
	(in millions)
Cash and cash equivalents	$3,618	$1,263	$2,934	$290	$684	$973

Deposits with Fiat	$1,760	$2,251	$1,643	$2,144	$117	$107

Intersegment notes receivable:
Current	$—	$—	$1,730	$1,893	$52	$308
Long-term	—	—	543	505	510	326

Total intersegment notes receivables	$—	$—	$2,273	$2,398	$562	$634

The amount of deposits with Fiat and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash equivalents to deposits with Fiat also varies, as a function of the cash flows of our subsidiaries that participate in the various cash pooling systems managed by Fiat worldwide.

At December 31, 2010, we had approximately $1.8 billion of cash deposited in the Fiat treasury subsidiaries’ cash management pools compared with $2.3 billion at the end of the prior year. The total amount deposited in the Fiat treasury subsidiaries’ cash management pools as of December 31, 2010, included $566 million deposited by our subsidiaries in the United States and in Canada, $1.2 billion deposited by certain of our European subsidiaries.

Further to the demerger, we entered into new cash management arrangements with Fiat Industrial treasury subsidiaries effective on January 1, 2011. Our cash deposits in Fiat treasury subsidiaries’ cash management pools as of December 31 were transferred to the Fiat Industrial treasury subsidiaries’ cash management pools effective as of January 1, 2011. Accordingly, no residual cash balances were outstanding with Fiat treasury subsidiaries’ cash management pool as of close of business January 1, 2011.

As of December 31, 2010, we had approximately $3.6 billion in cash and cash equivalents; this amount included approximately $2.0 billion of funds which would have historically been deposited with the relevant cash management pools managed by Fiat treasury subsidiaries in the U.S. and in Europe. In anticipation of the demerger, these funds were deposited with primary financial institutions in Europe and the U.S. for a short-term period. At the maturity of these short-term deposits, in the month of January 2011, these funds were deposited with the applicable Fiat Industrial treasury subsidiaries’ cash management pools.

Securitization

As part of our overall funding strategy, we periodically transfers certain financial receivables into VIEs that are special purpose entities (“SPEs”) as part of its asset-backed securitization programs.

As a result of the prospective change in accounting guidance, SPEs utilized in securitization programs no longer meet the sale accounting criteria beginning January 1, 2010, and as such, are accounted for as secured borrowings and are now included in the consolidated balance sheet. The net incremental impact of adopting this new guidance required us to record a $5.7 billion increase to assets and liabilities and equity. See “Note 2: Summary of Significant Accounting Policies – New Accounting Pronouncements Adopted in 2010” to our consolidated financial statements for the year ended December 31, 2010 for additional information on the adoption of this new accounting guidance.

SPEs utilized in the securitization programs differ from other entities included in our consolidated statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, we have sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs’ creditors. The SPEs have ownership of cash balances that also have restrictions for the SPEs’ investors. Our interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay our creditors.

Consequently, as of January 1, 2010, certain securitizations that would have historically met the derecognition criteria no longer qualify for derecognition under the new guidance. In addition, wholesale receivables originated in Europe that were included in various factoring programs for the revolving sale to third party factors are accounted for as secured borrowings. As of December 31, 2010, €6 million ($8 million) of receivables continue to be treated as sales under the previous accounting rules as they were sold prior to January 1, 2010. The secured borrowings related to restricted securitized retail notes are obligations that are payable as the receivables liquidate. Repayments of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” to the consolidated financial statements for more information.

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2010, and 2009:

	Restricted Receivables		Off-Book Receivables		Retained Interest
	2010	2009	2010	2009	2010	2009
	(in millions)
North America retail receivables	$4,922	$787	$206	$4,207	$39	$335
North America wholesale receivables	2,694	586	—	1,621	—	746
Europe wholesale receivables	1,051	—	8	695	—	11
Australia retail receivables	936	757	—	—	—	—
Australia wholesale receivables	123	—	—	—	—	—
North America revolving charge account receivables	193	—	—	181	—	67

Total included in “Accounts and notes receivables, net”	$9,919	$2,130	$214	$6,704	39	1,159

ABS certificates (included in “Other assets”)					—	100

Total retained interest					$39	$1,259

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, we sells eligible receivables on a revolving basis to structured master trust facilities that issue private and/or public securities. As of December 31, 2010, the U.S. master trust facility consists of a $583 million term senior and subordinated asset-backed notes issued in August 2009 with a three-year maturity, and four 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $200 million renewable March 2011, $500 million renewable July 2011, $250 million renewable November 2011, and $200 million renewable November 2011, with a $100 million temporary increase through February 2011. At December 31, 2009, the U.S. wholesale facility qualified for off-book treatment under the accounting guidelines at that time and accordingly, was not consolidated.

The Canadian master trust facility consists of C$325 million ($326 million) term senior and subordinated asset-backed notes with a three-year maturity in December 2012, and a 364-day C$250 million ($251 million) conduit facility renewable September 2011 at the sole discretion of the purchaser. As this facility did not meet the sale accounting criteria as of December 31, 2009, the receivables were included in the consolidated balance sheets.

The Australian master trust facility consists of a 364-day A$200 million ($203 million) conduit facility renewable December 2011 at the sole discretion of the purchaser.

We consolidated the U.S. securitization trust as of January 1, 2010. In our role as servicer, we have the power to direct the trust’s activities and an obligation to absorb certain losses or the right to receive benefits that could potentially be significant to the trust. We are the primary beneficiary of the trust, and therefore, the trust was subject to consolidation.

Our involvement with the securitization trusts includes originating and servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and maintaining cash reserve accounts. The seller’s interest in the trusts represent CNH’s undivided interest in the receivables transferred to the trust. We maintain cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitization trusts have no recourse to us beyond our retained interests for failure of debtors to pay when due. Our retained interests are subordinate to investor’s interests.

For the U.S. wholesale securitization facility in the year ended December, 31, 2009 and 2008, CNH recognized gains of $51 million and $54 million, respectively, on the sale of receivables. Collections reinvested into the facility for the years ended December 31, 2009 and 2008, were $5,629 million and $6,217 million, respectively. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the U.S. facility.

Each of the facilities contains minimum payment rates and/or portfolio performance thresholds which, if breached, could preclude us from selling additional receivables originated on a prospective basis.

In addition, CNH has various factoring programs for a revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2010, the amount of outstanding receivables under these factoring programs was €874 million ($1.2 billion), of which €786 million ($1.1 billion) was recorded as secured borrowings and included in the consolidated balance sheet. At December 31, 2009, CNH had €666 million ($959 million) outstanding under these factoring programs, of which €483 million ($695 million) qualified for off-book treatment and, accordingly, was removed from the balance sheet.

Retail Receivables Securitizations

Within the U.S. retail asset securitization programs, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the SPEs. These trusts were determined to be VIEs and, consequently, CNH consolidated all previously unconsolidated retail trusts on January 1, 2010. In its role as servicer, CNH has the power to direct the trusts’ activities. Through its retained interests, CNH has an obligation to absorb certain losses or the right to receive benefits that could potentially be significant to the trusts.

During the year ended December 31, 2010, CNH executed $3.5 billion in retail asset-backed transactions in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through CNH’s dealer network. CNH applied any proceeds from the securitizations to repay outstanding debt. At December 31, 2010, $10.9 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 26 and 36 months.

During the years ended December 31, 2009 and 2008, CNH securitized retail receivables with a net principal value of $4.0 billion and $1.2 billion, respectively, and recognized gains (losses) on these sales of receivables of $68 million and ($5) million, respectively. Further, related to the retail securitizations, CNH received proceeds in the years ended December 31, 2009 and 2008, of $3,732 million and $1,125 million, respectively, and recorded $31 million and $36 million, respectively, in servicing fees.

CNH receives compensation for servicing receivables transferred and earns other related ongoing income customary with the securitization programs. CNH also may retain all or a portion of subordinated interests in the trusts. At December 31, 2009, prior to the consolidation of the trusts, the retained interests were reported as assets in the consolidated balance sheets. No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH although CNH provides customary representations and warranties that could give rise to an obligation to repurchase from the trust any receivables for which there is a breach of the representations and warranties. Moreover, CNH does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH, in its role as servicer.

Three private retail transactions were not included in the Company’s consolidated balance sheet as of December 31, 2010. These facilities were one-time sales of receivables. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Revolving Charge Account Securitizations

CNH, through a trust, securitizes originated revolving charge account receivables to a privately owned 364-day facility. The trust’s facility limit is $250 million and is renewable in October, 2011. Consistent with the wholesale and retail securitization programs, CNH determined the trust was a VIE and consequently it was consolidated in CNH’s balance sheets in accordance with new accounting guidance adopted on January 1, 2010. For 2009, transactions with the facility were considered sales and removed from the balance sheet.

CNH’s continuing involvement with the securitization trust includes servicing the receivables and maintaining a cash reserve account, which provides security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments to the securities. The investors and the securitization trust have no recourse to CNH beyond CNH’s retained interest assets for failure of debtors to pay when due. Further, CNH’s retained interests are subordinate to the investors’ interests.

For the year ended December 31, 2009 and 2008, CNH recognized gains of $10 million and $9 million, respectively, on the sale of receivables and collections reinvested into the facility were $705 million and $227 million, respectively. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the trust.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Plan assets are primarily held in trusts and invested to provide for current and future pension benefits. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations is the difference between our plan assets and our recorded plan obligations. At December 31, 2010 and 2009, our pension plans had an underfunded status of approximately $736 million and $848 million, respectively. These amounts included pension plan obligations for plans that we are not currently required to fund of $463 million and $481 million at December 31, 2010 and 2009, respectively.

During 2010, we made a discretionary contribution of $70 million to our U.S. defined benefit pension plan trust. In 2011, we anticipate making a discretionary contribution of up to $70 million to the U.S. defined benefit pension plan trust. Based on projections of minimum funding requirements, we do not anticipate that any additional contributions for this plan will be required during the period 2012 through 2015. We will continue to consider making discretionary contributions to our pension and other benefit plans in the future.

During 2010, we contributed $59 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions to such plans in 2011 of approximately $55 million.

Other Postretirement Benefit Obligations

These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At December 31, 2010, and 2009, our other postretirement benefit obligations had an underfunded status of $1.1 billion at both dates.

During 2010 and 2009, we did not make any voluntary contributions to our postretirement benefit plans, however, we made benefit payments of $74 million and $69 million during 2010 and 2009, respectively. We anticipate that cash requirements for other postretirement employee benefit costs will be approximately $81 million in 2011.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2010 for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $451 million, $398 million, and $422 million of research and development costs in the years ended December 31, 2010, 2009, and 2008, respectively.

Agricultural Equipment—We are marketing the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products.

Construction Equipment—For construction equipment under New Holland, we are marketing the New Holland and Kobelco brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and trademark.

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

Through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, we have a significant tradition of technological innovation in the agricultural and construction equipment industries. As of December 31, 2010, we hold over 4,174 patents and over 974 additional applications are pending. We believe that we are among the market leaders for the number of patents in the product classes in which we compete.

D. Trend Information.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” including: “Equipment Operations and Financial Services Key Trends for 2010”, “Equipment Operations and Financial Services Key Trends for 2011” and “2010 Compared to 2009.”

E. Off-Balance Sheet Arrangements.

We disclose our off-balance sheet arrangements in the notes to our consolidated financial statements and have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Note 3: Accounts and Notes Receivable”, and “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2010 and “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Securitization” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2010, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt	$12,434	$3,894	$5,585	$1,160	$1,795
Interest on fixed rate debt(1)	2,067	473	792	564	238
Interest on floating rate debt(1)	1,512	326	557	475	154
Operating leases(2)	156	32	37	29	58
Purchase obligations	408	408	—	—	—
Tax contingencies (3)	45	45	—	—	—

Total contractual cash obligations	$16,622	$5,178	$6,971	$2,228	$2,245

(1)	The interest funding requirements are based on the 2010 interest rates and the assumption that short-term debt will be renewed for the next five years.
(2)	Minimum rental commitments.
(3)

The total amount of gross tax contingencies, including positions impacting only the timing of tax benefits was $312 million for the year ended December 31, 2010. Payment of these liabilities would result from settlements with taxing authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with respective taxing authorities.

Other Liabilities

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2011, we anticipate making total discretionary contributions to our U.S. defined benefit pension plans of up to $70 million, and anticipate making contributions to our other defined benefit pension plans of approximately $55 million prior to consideration of any discretionary contributions.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2011, we anticipate contributions to our other postretirement benefit plans of approximately $81 million prior to consideration of any discretionary contributions.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements: regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider to be key economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and government intervention in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat and Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and has become a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs (including those that may result from farm economic conditions in Brazil), consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

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

A. Directors and Senior Management.

The Board of Directors consists of ten directors, seven of which are independent directors as provided in the listing standards and rules of the New York Stock Exchange (“NYSE”). The directors serve for a term of one year and may stand for re-election the following year.

As of February 25, 2011, our directors and certain senior managers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	President, Chief Executive Officer, and Director	2005/1999
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John Lanaway	Director	2006
Kenneth Lipper	Director	1996
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Richard Tobin	Chief Financial Officer	2010
Steven C. Bierman	President, CNH Capital	2005
Franco Fusignani	President and Chief Executive Officer, CNH International S.A. and President, New Holland Agricultural Equipment	2006 2010
Andreas Klauser	President, Case IH Agricultural Equipment	2009
Linda I. Knoll	President, Parts and Service (ad interim)	2010
James E. McCullough	President, Construction Equipment	2009

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

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College St- Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker is a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; Chairman of Emerging Market Services Ltd.; CEO and Chairman of AO Foundation; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Dr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.
Dr. Peter Kalantzis, Director, born December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been a non-executive member of various board of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Cham, (Switzerland); Chairman of the Board of Clair Ltd., Cham; Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece) and Chairman of Elpe-Thtraki S.A., Athens (Greece). He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of Lamda Consolidated Holdings, Luxembourg; of Transbalkan Pipeline BV (Amsterdam); of SGS Ltd., Geneva (Switzerland); of Mesord Logistics Ltd., Limassol (Cyprus); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

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

Kenneth Lipper, Director, born on June 19, 1941, was elected a Director of CNH on February 10, 1996. Mr. Lipper was Executive Vice President of Cushman & Wakefield, Inc. from 2005 through 2008 and Senior Advisor of Cushman & Wakefield, Inc. from 2009 to February 2010. He continues to serve as Chairman and CEO of Lipper & Company, LLC. Previously, he was the Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. He was a managing director and general partner of Salomon Brothers during the years 1976-1982 and an associate and general partner at Lehman Brothers during the years 1969-1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the Office of Foreign Direct Investment at the U.S. Department of Commerce and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days” and has been involved as a producer and/or author in “The Winter Guest,” “City Hall,” and “Wall Street.” He is a partner and co-publisher of the celebrated biography series “Penguin Lives,” under the Lipper/Viking Penguin imprint. Mr. Lipper is a Trustee of the Council of Excellence in Government, the Governor’s Committee on Scholastic Achievement and Jerome & Kenneth Lipper Foundation and a member of the Council on Foreign Relations, Economic Club of New York and The Century Club. Mr. Lipper received a B.A. from Columbia University, a J.D. from Harvard Law School and Master’s in Civil Law from New York University/Faculty of Law & Economics, Paris.

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed Director of CNH on July 22, 2004, and Chairman on April 7, 2006. He has dual Canadian and Italian citizenship. He is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked as an accountant and tax specialist for Deloitte & Touche. From 1985 to 1988, he was Group Controller and then Director of Corporate Development at the Lawson Mardon Group of Toronto. In 1989 and 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Vice President of Finance and Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group, which was acquired by Alusuisse Lonza (Algroup) in 1994. Between 1994 and 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich, until becoming Chief Executive Officer. He then went on to head the Lonza Group Ltd, following its demerger from Algroup, first as Chief Executive Officer (2000-2001) and then as Chairman (2002). In February 2002, he became Chief Executive Officer of the SGS Group of Geneva, a world leader in the area of inspection, verification, testing and certification services. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. He has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed Chief Executive Officer on June 1, 2004. In February 2005, he was also appointed Chief Executive Officer of Fiat Group Automobiles and in April 2006, Chairman of CNH. In June 2009, he also became Chief Executive Officer of Chrysler Group LLC. In May 2010, he joined the Board of Directors of Exor. In July 2010 he was appointed Chairman of Fiat Industrial S.p.A. He is a member of the Board of Philip Morris International Inc. and a member of the General Council of Confindustria, of Unione Industriale di Torino (Employers’ Association of Turin) and of ACEA (European Automobile Manufactures Association). He is also a member of the Board of the Peterson Institute for International Economics and Chairman of the Italian Branch of the Council for the United States and Italy. He is a permanent member of the Fondazione Giovanni Agnelli. Mr. Marchionne is a recipient of: an Honorary Doctor of Laws degree from the University of Windsor, a degree in Economics honoris causa from the University of Cassino, a Master’s degree honoris causa from the CUOA Foundation and a degree ad honorem in Industrial Engineering and Management from Polytechnic University in Turin. Mr. Marchionne also holds the honour of Cavaliere del Lavoro.

Paolo Monferino, Director, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a Director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of our wide-ranging integration plan. Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005 and became Chief Executive Officer of Iveco, the lead company of Fiat Group’s

Commercial Vehicle Sector. Mr. Monferino has more than 20 years of experience in the agricultural and construction equipment business beginning in the United States with Fiatallis, a joint venture between Fiat’s construction equipment business and Allis Chalmers. In 1983, he was named Chief Executive Officer of Fiatallis’ Latin American operations in Brazil. Two years later, he was appointed Chief Operating Officer at Fiatallis and in 1987 was named the Chief Operating Officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech’s 1991 acquisition of Ford New Holland, Mr. Monferino was named Executive Vice President of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies. Mr. Monferino retired from the Fiat Group in October 2010 and, since the middle of November 2010, he assumed the position of Head of the Health Department of the Piemonte Region in Italy.

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

Thomas J. Colligan, Director candidate, born on July 16, 1944, was appointed to the Board and nominated to be a Director of CNH (subject to shareholder vote at the next annual shareholders meeting which is scheduled for March 29, 2011) on January 6, 2011. Mr. Colligan is currently a member of the Boards of Directors of Office Depot, Inc. and Targus Group International, Inc. and has previously served on the boards of Schering Plough Corporation, Educational Management Corporation and Anesiva, Inc. His most recent position was as Vice Dean of the University of Pennsylvania—Wharton School’s Aresty Institute of Executive Education, where he was responsible for the non-degree executive education programs from July 2007 until his retirement in June 2010. From 2001 to 2004, Mr. Colligan was Vice Chairman of PricewaterhouseCoopers LLP (“PwC”) and served PwC in other capacities from 1969 to 2004, including 25 years as a Partner. Mr. Colligan is a Certified Public Accountant and has a degree in Accounting from Fairleigh Dickinson University.

Richard Tobin, Chief Financial Officer of CNH Global N.V., born on April 4, 1963, assumed responsibility as Chief Financial Officer of CNH Global N.V. on March 8, 2010. He joined CNH from SGS Group Geneva, Switzerland, where he was appointed Chief Financial Officer & Information Technology in June 2004. Prior to assuming the role of Chief Financial Officer, he was Chief Operating Officer of SGS North America. Before joining SGS, Mr. Tobin held business segment general management positions with Alcan Aluminum of Montreal Canada, the Alusuisse Lonza Group of Zurich, Switzerland, and international marketing with the GTE Corporation of Stamford, Connecticut USA. He holds a Bachelors and Masters of Business Administration degrees from Norwich University and Drexel University, respectively.

Steven Bierman, President, CNH Capital, born on March 20, 1955, was appointed President, CNH Capital on September 30, 2005, and was previously Vice President of Commercial Finance for CNH Capital. He served as interim Chief Financial Officer from June 2009 until March 2010. Prior to joining CNH, Mr. Bierman was employed by Fremont General Corporation in Santa Monica, California, from 1998 to 2004. From 2002 to 2004,

Mr. Bierman served as Chief Information Officer for Fremont Investment and Loan, a subsidiary of Fremont General Corporation. From 1998 to 2002, Mr. Bierman was employed by Fremont Financial Corporation, also a subsidiary of Fremont General Corporation, first as Senior Vice President for its syndicated loan group and after as President and Chief Operating Officer. Between 1996 and 1998, Mr. Bierman served as Senior Vice President/National Credit Manager of the Union Bank of California in the Commercial Finance Division. From 1986 to 1996, Mr. Bierman held a variety of positions with General Electric Capital Corporation. Additionally, Mr. Bierman is a Certified Public Accountant.

Franco Fusignani, President and Chief Executive Officer of NH Agricultural business and of CNH International SA, , born on September 19, 1945, was appointed President and Chief Executive Officer of NH Agricultural in October 2010 and of CNH International SA on July 1, 2007. He has responsibility for the NH Agricultural brand in the Americas and Europe and both New Holland Agriculture and Case IH, the agricultural brands of CNH, and New Holland Construction and Case Construction in Africa, Middle East, CIS, Asia, Australia and New Zealand (with a special focus on China, Turkey, India and Japan for the local presence of industrial and commercial JVs and manufacturing activities). After joining the Fiat Group in 1970 as an engineer, he held a variety of positions within the industrial and business’ activities of the Group. In 1978, Mr. Fusignani took the lead of the Fiat operations of specific countries in Latin America. In 1981, he established the new Iveco Commercial Diesel Engine Division in Europe. In 1986, Mr. Fusignani was appointed vice president of the Industrial Construction Equipment operations. In 1991, he took the lead of the European Agricultural Commercial operations and in 1996 of the International Agricultural business establishing new industrial presence in Poland, Turkey, India, China, Mexico and strengthening the commercial presence in Africa, Middle East, Asia and CIS. Before being named CEO of CNH International SA and CEO of NH Agricultural brand, he served as Senior Vice President of CNH Agricultural Industrial Product Development.

Andreas Klauser, President, Case IH Agricultural Equipment, born on October 14, 1965, was appointed President, Case IH Agricultural Equipment on December 1, 2009. Mr. Klauser was previously Vice President & General Manager Commercial/Marketing Europe for Case IH and Steyr branded products for CNH St. Valentin, in addition to serving as Sales and Marketing Director for CNH Osterreich from 2006 to 2009. Mr. Klauser served as Business Director Central Europe CNH (St. Valentin, Modena and Plock) for NH, CASE IH and STEYR branded products from 2000 to 2006. He served as Business Director Eastern Europe for CASE IH and STEYR for Company CASE STEYR LANDMASCHINENTECHNIK (St. Valentin and Paris) from 1997 to 1999. And from 1990 to 1996, he was Export Manager STEYR tractors for Italy and Eastern Europe for Company STEYR Landmaschinentechnik (St. Valentin/Austria).

Linda I. Knoll, President, CNH Parts and Service (ad interim), born on April 3, 1960, was appointed such on July 1, 2010, in addition to her current role as Senior Vice President Human Resources, a position she has held since September 2007. Previously, from 2005 to 2007, she held the position of Executive Vice President, Worldwide Agricultural Manufacturing, then Executive Vice President, Agricultural Product Development. From 2003 to 2005, Ms. Knoll served as Vice President, North America Agricultural Industrial Operations. She was Vice President and General Manager of the Crop Production Global Product Line from 1999 to 2003. Preceding the business merger of Case and New Holland, Ms. Knoll held a variety of positions within Case Corporation. Prior to joining Case, she spent 11 years in positions of increasing responsibility for the Land Systems Division of General Dynamics Corporation. She holds a Bachelor of Science Degree in Business Administration from Central Michigan University.

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

B. Compensation

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2010, excluding directors who are employees of Fiat and are not compensated by us:

	Grant Price	Dr. Edward A. Hiler	Leo W. Houle	Dr. Rolf M. Jeker	Dr. Peter Kalantzis	John B. Lanaway	Kenneth Lipper	Jacques Theurillat	Harold Boyanovsky	Total
Salary		$—	$—	$—	$—	$—	$—	$—	$1,539,046	$1,539,046
Annual Fees		115,000	70,000	115,000	120,000	84,000	28,750	96,875		629,625
Common Shares Granted
3/11/2010	$26.54		35,000			9,000		19,375		63,375
6/9/2010	$22.95		35,000			9,000		19,375		63,375
9/7/2010	$32.30					9,000		9,687		18,687
12/6/2010	$44.90					9,000		9,688		18,688
Use of Company Car			1,117			4,205				5,322
Future Remuneration:
Pension Plan									84,941	84,941
Bonus:
Cash									739,890	739,890

Total		$115,000	$141,117	$115,000	$120,000	$124,205	$28,750	$155,000	$2,363,877	$3,162,949

Outside directors also may elect to have a portion of their compensation paid in stock options. See “CNH Outside Directors, Compensation Plan” and “Share Ownership” below. Directors who are employees of Fiat or a Fiat Group company do not receive compensation from us.

CNH Outside Directors’ Compensation Plan

The current CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Outside Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to outside directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Outside Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Outside Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be an outside director. The Corporate Governance and Compensation Committee has recommended, and the Board of Directors has approved, a proposed amendment to the CNH Outside Directors’ Plan. The amended CNH Outside Directors’ Compensation Plan is hereinafter referred to as the “CNH Directors’ Plan.” The proposed amendment is subject to shareholder ratification at CNH’s next annual general meeting of shareholders and shall have retrospective effect as of November 1, 2010. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the board of CNH under the CNH Directors’ Plan, provided that such members do not receive salary or other employment compensation from CNH, its subsidiaries or affiliates, Fiat or Fiat Industrial and their subsidiaries. Prior to 2007, we also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2010 and 2009, there were 693,914 and 700,058 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2010:

	2010
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	117,419	$27.54
Granted	12,904	26.73
Forfeited	—	—
Expired	(2,873)	59.17
Exercised	(36,610)	15.61

Outstanding at end of year	90,840	31.24

Exercisable at end of year	90,840	31.24

See “Note 17: Option and Incentive Plans” to our consolidated financial statements for the year ended December 31, 2010 for a detailed discussion of our stock option and incentive programs.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2010 was approximately $7.6 million, including $300,000 of pension and similar benefits paid or set aside by us.

C. Board Practices

Responsibility for overseeing the management of the Company lies with our Board of Directors, which determines our policies and the general course of corporate affairs. The members of the Board are elected at the meeting of shareholders, serve for a term of approximately one year, and stand for re-election every year. See “Item 6A. Directors, Senior Management and Employees” above.

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

We have a one-tier management structure (i.e. a management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as executive directors, and members not having such responsibility, referred to as non-executive directors). A majority of our Board consists of non-executive directors, who meet the independence requirements of the Dutch Code. The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board. For information regarding the period of time our directors have served, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management.” None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment.

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2010, there were seven meetings of our Board of Directors. Attendance at these meetings was 96%. The Audit Committee met seven times during 2010 and attendance of directors at those meetings was 95%. The Corporate Governance and Compensation Committee met three times during 2010 with 93% attendance of directors at such meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses, among other things, our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also schedules one annual meeting that is devoted to discussing our strategy.

Audit Committee. Our Audit Committee is appointed by the Board to assist in monitoring (1) the integrity of our financial statements, (2) qualifications and independence of our independent registered public accounting firm, (3) the performance of our internal audit function and our independent registered public accounting firm, (4) our compliance with legal and regulatory requirements, (5) the system of internal controls that management and the Board of Directors have established, and (6) it reviews and approves, if appropriate, any related party transactions and transactions under which any director could have a material conflict of interest. Directors are required to immediately report any actual or potential conflict of interest that is of material significance to us or to themselves.

The Audit Committee currently consists of Messrs. Theurillat, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, the Vice President of Internal Audit, the Vice President Corporate Tax, the Treasurer, and representatives from our independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives from our independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present. The Charter for the Audit Committee is available on our web site (www.cnh.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

Corporate Governance and Compensation Committee. The purpose of the Corporate Governance and Compensation Committee is to design, develop, implement and review the compensation and terms of employment of our executive officers and the fees of the members of the Board. The Corporate Governance and Compensation Committee is responsible to make sure that the compensation of the company’s executive personnel is related to our (and our shareholders’) short-term and long-term objectives and our operating performance. The compensation of the directors is set forth in the Outside Directors’ Compensation Plan and any amendments are approved by our shareholders. The Corporate Governance and Compensation Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment, to fill a vacancy, and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Houle, Hiler, Jeker, Lipper and Marchionne. The Corporate Governance and Compensation Committee is currently chaired by Mr. Houle. The Charter for the Corporate Governance and Compensation Committee is available on our web site (www.cnh.com).

For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information—Memorandum and Articles of Association.”

D. Employees.

At December 31, 2010, 2009, and 2008, we had approximately 28,800, 28,450, and 31,500 employees, respectively. As of December 31, 2010, there were approximately 18,100 employees in the agricultural equipment business, 4,000 in the construction equipment business, and 900 in the financial services business, with the remaining 5,800 in parts and service and other roles shared by all business units. As of December 31, 2010, as broken down by geographic location, there were 9,900 employees in North America, 12,100 employees in Europe, 4,250 employees in Latin America, and 2,550 employees in the Rest of World.

Unions represent many of our production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 940 of our hourly production and maintenance employees in the United States continues through April 2016. The International Association of Machinists, which represents approximately 630 of our employees in Fargo, North Dakota, ratified a contract in October, 2006, which expires in April 2012.

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

E. Share Ownership

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

Options issued to outside directors are issued from the CNH Directors’ Plan. Options issued to our employees who are also board members are issued from the CNH Equity Incentive Plan (“EIP”). The following table summarizes outstanding stock options for directors as of December 31, 2010, excluding directors who are employees of Fiat or Fiat Group companies and have not been compensated by us:

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Beginning Balance as of 1/1/10
	2/29/2000	56.09	713	—	—	—	—	—	—	—	713
	6/6/2000	60.63	660	—	—	—	—	—	—	—	660
(automatic option)	6/7/2000	60.00	1,500	—	—	—	—	—	—	—	1,500
(automatic option)	4/26/2004	21.22	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	5/3/2005	17.28	4,000	4,000	—	—	—	—	—	—	8,000
(automatic option)	4/7/2006	27.70	4,000	4,000	—	4,000	4,000	4,000	4,000	4,000	28,000
	7/5/2006	23.87	—	—	—	—	—	—	—	1,047	1,047
	9/25/2006	21.20	—	—	11,543	—	—	—	—	—	11,543
	10/3/2006	22.32	—	—	—	4,480	1,008	—	—	1,121	6,609
	12/29/2006	27.45	—	—	—	3,643	820	—	—	911	5,374
	2/16/2007	37.96	—	—	42,299	—	—	—	—	—	42,299
	3/30/2007	38.04	—	—	—	2,629	592	—	—	657	3,878
	6/30/2007	50.95	—	—	—	1,963	442	—	—	491	2,896
	9/28/2007	60.54	1,487	—	—	1,652	—	—	—	413	3,552
	12/27/2007	66.41	1,356	—	—	1,506	—	—	—	—	2,862
	3/19/2008	50.08	1,798	—	—	1,997	—	—	—	—	3,795
	6/2/2008	48.12	—	—	10,574	—	—	—	—	—	10,574
	6/17/2008	42.51	2,118	—	—	2,353	—	—	—	—	4,471
	9/15/2008	29.58	3,043	—	—	—	—	—	—	—	3,043
	12/15/2008	15.63	7,358	—	—	—	—	—	—	—	7,358
	3/19/2009	10.22	11,252	—	—	—	—	—	—	—	11,252
	4/30/2009	13.58	—	—	85,518	—	—	—	—	—	85,518
	6/17/2009	15.43	7,453	—	—	—	—	—	—	—	7,453
	9/15/2009	18.23	6,308	—	—	—	—	—	—	—	6,308
	12/14/2009	24.74	4,648	—	—	—	—	—	—	—	4,648
Beginning Total			57,694	12,000	149,934	24,223	6,862	4,000	4,000	8,640	267,353
– Vested/Not Exercised			57,694	12,000	74,647	24,223	6,862	4,000	4,000	8,640	192,066
– Not Vested			—	—	75,287	—	—	—	—	—	75,287
Total Options Granted in 2010
	3/11/2010	26.54	4,333	—	—	—	—	—	—	—	4,333
	4/30/2010	31.69	—	—	93,391	—	—	—	—	—	93,391
	6/9/2010	22.95	5,011	—	—	—	—	—	—	—	5,011
	9/7/2010	32.30	3,560	—	—	—	—	—	—	—	3,560
2010 Sub-Total			12,904	—	93,391	—	—	—	—	—	106,295
Options Forfeited in 2010
	2/29/2000	56.09	713	—	—	—	—	—	—	—	713
	6/6/2000	60.63	660	—	—	—	—	—	—	—	660
	6/7/2000	60.00	1,500	—	—	—	—	—	—	—	1,500
Total Options Forfeited in 2010			2,873	—	—	—	—	—	—	—	2,873
Options Exercised in 2010	5/3/2005	17.28	4,000	—	—	—	—	—	—	—	4,000
	04/07/2006	27.70	—	—	—	—	—	4,000	—	—	4,000
	09/25/2006	21.20	—	—	11,543	—	—	—	—	—	11,543
	12/14/2008	15.63	7,358	—	—	—	—	—	—	—	7,358
	03/19/2009	10.22	11,252	—	—	—	—	—	—	—	11,252
	04/30/2009	13.58	—	—	28,503	—	—	—	—	—	28,503
	06/17/2009	15.43	7,453	—	—	—	—	—	—	—	7,453
	09/15/2009	18.23	2,547	—	—	—	—	—	—	—	2,547
Total Options Exercised 2010			32,610	—	40,046	—	—	4,000	—	—	76,656
Closing Balance as of 12/31/10
Closing Total			35,115	12,000	203,279	24,223	6,862	—	4,000	8,640	294,119
– Vested/Not Exercised			35,115	12,000	49,341	24,223	6,862	—	4,000	8,640	140,181
– Not Vested			—	—	153,938	—	—	—	—	—	153,938

The following table summarizes outstanding performance share units held by directors with respect to which vesting has not yet occurred.

	Grant Date	Price	Harold Boyanovsky
Beginning Balance as of 1/1/10
Total Beginning Balance—Not Vested	12/15/2006	$26.99	100,000
Shares Forfeited	12/15/2006	$26.99	(100,000)

Shares Granted	09/30/2010	$34.74	100,000

Ending Balance as of 12/31/10—Not Vested			100,000

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2010, our outstanding capital stock consisted of common shares, par value €2.25 ($3.23) per share. As of December 31, 2010, there were 238,433,807 common shares outstanding. At December 31, 2010, we had 582 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of our outstanding common shares.

As of December 31, 2010, Fiat Netherlands, a wholly-owned subsidiary of Fiat, was our largest single shareholder. Consequently, Fiat controlled all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands had the same voting rights as our other shareholders.

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial S.p.A., including Fiat’s ownership of CNH Global, as well as Iveco and Fiat’s industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of Fiat Industrial. Accordingly, effective as of January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

The following table sets forth the outstanding common shares of CNH as of December 31, 2010:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands	211,866,037	89%
Other shareholders	26,567,770	11%

Total	238,433,807	100%

As a result of the demerger transaction implemented by Fiat and effective on January 1, 2011, Fiat S.p.A. transferred to Fiat Industrial S.p.A., its ownership interest in Fiat Netherlands and, as a result, the company became a subsidiary of Fiat Industrial.

Our directors and executive officers, individually and collectively, owned less than 1% of our common shares at December 31, 2010.

B. Related Party Transactions

As of December 31, 2010, CNH’s outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.23) per share. As of December 31, 2010, there were 238,433,807 common shares outstanding. At December 31, 2010, CNH had 582 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of CNH’s outstanding common shares. Fiat Netherlands, a wholly owned subsidiary of Fiat, is the largest single shareholder. Consequently, at December 31, 2010, Fiat controlled all matters submitted to a vote of CNH’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as CNH’s other shareholders. In connection with the demerger transaction Fiat S.p.A. transferred to Fiat Industrial S.p.A. its ownership interest in Fiat Netherlands. As a result, CNH became a subsidiary of Fiat Industrial.

Historically, we have developed and maintained a variety of relationships, and engaged in a number of transactions, with various Fiat subsidiaries. In connection with the demerger, relationships have or will be modified, restructured or terminated. See “Note 21: Related Party Transactions” for further information regarding our relationships and transactions with Fiat and Fiat Industrial.

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes.

At its meeting on February 17, 2011, our Board of Directors recommended that we do not declare any dividend in 2011.

Item 9.	The Offer and Listing

A. Offer and Listing Details.

Our common shares are quoted on the NYSE under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the NYSE for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
January 2011	$53.51	$47.36
December 2010	48.06	43.19
November 2010	44.94	39.01
October 2010	43.11	35.78
September 2010	39.63	29.96
August 2010	31.80	27.73

Year ended December 31, 2010
First Quarter	$32.64	$22.41
Second Quarter	33.15	22.38
Third Quarter	39.63	22.66
Fourth Quarter	48.06	35.78
Full Year	48.06	22.38

Year ended December 31, 2009
First Quarter	$19.17	$6.01
Second Quarter	18.69	11.03
Third Quarter	19.99	11.83
Fourth Quarter	25.94	16.22
Full Year	25.94	6.01

2008	$68.82	$11.09
2007	$68.02	$26.14
2006	$30.50	$18.14

On February 25, 2011, the last reported sales price of our common shares as reported on the NYSE was $47.63 per share. There were approximately 582 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

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

Our Board of Directors has the power to issue common shares and/or preference shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on March 12, 2010, the shareholders authorized our Board of Directors to issue shares for five years.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash, nor for shares issued to our employees or employees of our group companies. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our general meeting of shareholders on March 12, 2010, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting. These provisions apply equally to any issue by us of rights to subscribe for shares.

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

We may acquire shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

our equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account, plus (2) any reserves required to be maintained by the laws of The Netherlands; and

•

after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 10%[1] of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

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

Taxation of Dividends

Subject to the Personal Foreign Investment Company (“PFIC”) rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which dividends, if any, are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent that such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S Holder.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our common shares, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized in the sale or other taxable disposition and its tax basis (determined in U.S. dollars) of the common shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the shares were held for more than one year. Non-corporate U.S. Holders (including individuals) can generally qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of our common shares generally will be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

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

A recipient that is a qualifying tax-exempt pension, trust or a qualifying tax-exempt organization and that satisfies the conditions of the Convention may be entitled to exemption or a refund of paid dividend taxes. Qualifying tax exempt pension funds must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt U.S. organizations are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the “Belastingdienst/Limburg/kantoor buitenland”, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

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

The diversified cost base counterbalances some of the cash flow and earnings impact of non-U.S. dollar revenues and reduces the effect of foreign exchange rate movements on consolidated income. Due to periodic mismatches in cash inflows and outflows, currencies such as the Euro, British pound, Canadian dollar, Australian dollar, Brazilian real and Japanese yen may have a possible impact on income. The primary currencies for cash outflows were the British pound, Japanese yen and Euro. The primary currencies for cash inflows were the Canadian dollar and Australian dollar. From a gross exposure perspective, the Euro is one of our major inflow currencies, however, the net exposure is an outflow. To manage these exposures, we identify naturally offsetting positions and purchase hedging instruments to protect the remaining net anticipated exposures. In addition, we hedge the anticipated repayment of inter-company loans to foreign subsidiaries denominated in foreign currencies. See “Note 15: Financial Instruments” to our consolidated financial statements for a description of our foreign exchange rate risk management.

We regularly monitor our currency exchange rate exposure, execute policy-defined hedging strategies and review the ongoing effectiveness of such strategies. Our strategy is to use a mixture of foreign exchange forward contracts and options contracts depending on our view of market conditions and the nature of the underlying cash flow exposure.

For the purposes of assessing specific risks, we perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of: (a) all foreign exchange forward and option contracts designated as cash flow hedges; (b) all foreign exposures for the U.S. dollar denominated financial assets and liabilities for our Latin American subsidiaries; and (c) other long-term foreign currency denominated receivables and payables. The sensitivity analysis excludes: (a) all other foreign exchange forward contracts designated as fair value hedges and their related foreign currency denominated receivables, payables, and debt; (b) other foreign currency denominated receivables and payables of short-term maturities; (c) anticipated foreign currency cash flows related to the underlying business operations; and (d) those related to certain supplier agreements, payment obligations or receipts based on currencies other than the functional currency of our manufacturing operations. The sensitivity analysis computes the impact on the fair value on the above exposures due to a hypothetical 10% change in the foreign currency exchange rates, assuming no change in interest rates. The net potential loss would be approximately $27 million, $23 million, and $43 million at December 31, 2010, 2009 and 2008, respectively. Our management believes that the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

See “Note 15: Financial Instruments” to our consolidated financial statements for a description of the methods and assumptions used to determine the fair values of financial instruments.

Effects of Currency Translation

Due to our significant international operations, we recognize that we may be subject to foreign exchange translation risk. This risk may arise when translating net income of our foreign operations into U.S. dollars.

Depending on movements in foreign exchange rates, this may have an adverse impact on our consolidated financial statements. Exposures to major currencies include the Euro, British pound, Canadian dollar, Japanese Yen and Australian dollar. Exposures to other currencies include the Brazilian real, Argentine peso, Mexican peso, Danish krone, Norwegian krone, Swedish krona, Polish zloty, Indian rupee, and Chinese renminbi. In reviewing historical trends in currency exchange rates, adverse changes of 20% have been experienced in the past and could be experienced in the future. Certain currencies, such as the Mexican peso, Brazilian real and Argentine peso have historically experienced short-term movements ranging from 30% to 90% due to the devaluation of their respective currencies. As the expected future net income from our operations is dependent on multiple factors and foreign currency rates in these countries would not be expected to move in an equal and simultaneous fashion, we have not performed a sensitivity analysis related to this potential exposure. Such currency movements have resulted in a positive impact of $35 million in 2010, a negative impact of $87 million in 2009 and a positive impact of $36 million in 2008. We do not hedge the potential impact of foreign currency translation risk on net income from our foreign operations in our normal course of business operations as net income of our operations are not typically remitted to the United States on an ongoing basis.

We also have investments in Europe, Canada, Latin America and Asia, which are subject to foreign currency risk. These currency fluctuations result in non-cash gains and losses that do not impact net income, but instead are recorded as “Accumulated other comprehensive income (loss)” in our consolidated balance sheet. At December 31, 2010, we performed a sensitivity analysis on our investment in significant foreign operations that have foreign currency exchange risk. We calculated that the fair value impact would be $345 million, $338 million, and $320 million at December 31, 2010, 2009, and 2008, respectively, as a result of a hypothetical 10% change in foreign currency exchange rates, assuming no change in interest rates. We do not hedge our net investment in non-U.S. entities because those investments are viewed as long-term in nature.

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

We use a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. The potential change in fair market value of financial instruments including derivative instruments held at December 31, 2010 and 2009, resulting from a hypothetical, 10% change in the interest rate applicable to such financial instruments would be approximately $2 million and $19 million, respectively, based on the discounted values of their related cash flows. The sensitivity analysis computes the impact on fair value on the above exposures due to a hypothetical 10% change in the interest rates used to discount each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and the applicable interest rate index. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

See “Note 15: Financial Instruments” to our consolidated financial statements for a description of the methods and assumptions used to determine the fair values of financial instruments.

Commodity Price Risk Management

Commodity prices affect our Equipment Operations’ sales and Financial Services’ originations. Commodity risk is managed through geographic and enterprise diversification.

Changes in Market Risk Exposure as Compared to 2009

Our exposures and strategy for managing our exposures to interest rate, foreign currency and commodity price risk have not changed significantly from 2009.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010 pursuant to Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of CNH’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that CNH’s receipts and expenditures are being made only in accordance with authorizations of CNH’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, our internal controls over financial reporting were effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal controls over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the internal control over financial reporting of CNH Global N.V. (a Netherlands Corporation) and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 28, 2011 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph related to the adoption on January 1, 2010 of new accounting guidance related to transfers of financial assets and consolidation of variable interest entities and the application of the reporting requirements on a prospective basis.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 28, 2011

(d) Change in Internal Control over Financial Reporting

No change to our internal control over financial reporting occurred during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Dr. Peter Kalantzis, Mr. John Lanaway, and Mr. Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

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

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2010. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2010 and 2009:

	2010	2009
Audit Fees	$8,078,000	$7,974,000
Audit-Related Fees	1,557,000	1,612,000
Tax Fees	12,000	25,000

Total	$9,647,000	$9,611,000

“Audit Fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by the Deloitte Entities for tax compliance and tax advice on actual or contemplated transactions.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have no announced share buyback plans.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at and by public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We believe that our corporate governance practices and guidelines (which were approved by our Board on March 24, 2005 and our shareholders on May 3, 2005) are consistent, in principle, with those required of U.S. companies listed on the NYSE.

The following discussion summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies:

•

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that only one board member may be “dependent”. Currently, a majority of our Board (seven of the ten members) are “independent” under the NYSE definition. This composition of our Board does not fully comply with the requirements of the Best Practices Provisions of the Dutch Corporate Governance Code (the “Dutch Code”).

•

NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Corporate Governance and Compensation Committee. Our Corporate Governance and Compensation Committee Charter requires that a majority of the members meet the independence requirements of the Dutch Code. Currently, all members of this committee are independent under the Dutch requirements, and only one member would not also be independent under the NYSE standards, as he is also employed by our majority shareholder, Fiat (as of December 31, 2010).

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

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately follows the signature page of this annual report on Form 20-F.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and changes in equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2010, the Company changed its method of accounting and reporting for transfers of financial assets and consolidation of variable interest entities and applied the reporting requirements on a prospective basis.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Equipment Operations” and “Financial Services” is presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services individually, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Company’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 28, 2011

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2010, 2009 and 2008

	Consolidated
	2010	2009	2008
	(in millions, except per share data)
Revenues:
Net sales	$14,474	$12,783	$17,366
Finance and interest income	1,134	977	1,110

	15,608	13,760	18,476

Costs and Expenses:
Cost of goods sold	11,891	10,862	14,054
Selling, general and administrative	1,698	1,486	1,698
Research, development and engineering	451	398	422
Restructuring	16	102	39
Interest expense—Fiat subsidiaries	112	189	308
Interest expense—other	718	482	457
Other, net	306	334	342

	15,192	13,853	17,320

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	416	(93)	1,156
Income tax provision	77	92	385
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	11	9	13
Equipment Operations	88	(46)	40

Net income (loss)	438	(222)	824
Net loss attributable to noncontrolling interests	(14)	(32)	(1)

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$825

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic	$1.90	$(0.80)	$3.48

Diluted	$1.89	$(0.80)	$3.47

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2010 and 2009

	Consolidated
	2010	2009
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$3,618	$1,263
Restricted cash	914	128
Deposits in Fiat subsidiaries’ cash management pools	1,760	2,251
Accounts and notes receivable, net	8,621	5,190
Inventories, net	2,937	3,297
Deferred income taxes	633	517
Prepayments and other	822	462

Total current assets	19,305	13,108

Long-term receivables	5,407	3,236
Property, plant and equipment, net	1,786	1,764
Investments in unconsolidated subsidiaries and affiliates	490	415
Equipment on operating leases, net	622	646
Goodwill	2,385	2,374
Other intangible assets, net	679	717
Other assets	915	948

Total	$31,589	$23,208

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat subsidiaries	$253	$836
Current maturities of long-term debt—other	3,641	1,550
Short-term debt—Fiat subsidiaries	194	537
Short-term debt—other	3,669	1,435
Accounts payable	2,367	1,915
Other accrued liabilities	3,345	2,678

Total current liabilities	13,469	8,951

Long-term debt—Fiat subsidiaries	331	1,516
Long-term debt—other	8,209	3,534
Pension, postretirement and other postemployment benefits	1,770	1,871
Other liabilities	426	526
Redeemable Noncontrolling Interest	4	—
Equity:
Common shares, €2.25 par value; authorized 400,000,000 shares in 2010 and 2009, issued 238,588,630 shares in 2010, 237,553,331 shares in 2009	599	595
Paid-in capital	6,198	6,188
Treasury stock, 154,813 shares in 2010 and 2009, at cost	(8)	(8)
Retained earnings	658	210
Accumulated other comprehensive loss	(142)	(267)
Noncontrolling interests	75	92

Total equity	7,380	6,810

Total	$31,589	$23,208

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2010 and 2009

The following table presents certain assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheet above. The assets in the table include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of CNH Global N.V.

December 31, 2010
(in millions)
Restricted cash	$871
Accounts and notes receivable, net	4,362
Long-term receivables	3,718
Equipment on operating leases, net	90

Total Assets	$9,041

Current maturities of long-term debt—other	$1,757
Short-term debt—other	2,488
Long-term debt—other	4,111

Total Liabilities	$8,356

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010, 2009 and 2008

	Consolidated
	2010	2009	2008
	(in millions)
Operating activities:
Net income (loss)	$438	$(222)	$824
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense	415	398	374
Deferred income tax expense (benefit)	(28)	(67)	86
Loss on debt extinguishment	22	—	—
Gain on disposal of unconsolidated subsidiary	(4)	—	(7)
Loss (gain) on disposal of fixed assets	2	4	(1)
Stock compensation expense	34	16	—
Undistributed (income) losses of unconsolidated subsidiaries	(79)	65	17
Changes in operating assets and liabilities:
(Increase) decrease in accounts and notes receivable, net	(287)	1,667	681
(Increase) decrease in inventories, net	323	1,360	(1,385)
(Increase) decrease in prepayments and other current assets	(355)	(174)	(195)
(Increase) decrease in other assets	21	96	(156)
Increase (decrease) in accounts payable	486	(935)	56
Increase (decrease) in other accrued liabilities	647	37	310
Increase (decrease) in other liabilities	(207)	(5)	171
Other, net	(26)	(28)	(125)

Net cash provided by operating activities	1,402	2,212	650

Investing activities:
Acquisitions and investments, net of cash acquired	(39)	(22)	(89)
Additions to retail receivables	(6,662)	(6,552)	(7,938)
Proceeds from retail and credit card securitizations	24	3,775	1,317
Collections of retail receivables	6,739	4,466	4,440
Collections of retained interests in securitized retail receivables	—	107	75
Proceeds from sale of businesses and assets	315	141	142
Expenditures for property, plant and equipment	(301)	(218)	(493)
Expenditures for equipment on operating leases	(365)	(302)	(318)
Increase in restricted cash	(219)	—	—
Withdrawals from (deposits in) Fiat subsidiaries cash management pools	462	(162)	(925)

Net cash (used) provided by investing activities	(46)	1,233	(3,789)

Financing activities:
Proceeds from issuance of long-term debt—Fiat subsidiaries	72	736	1,372
Proceeds from issuance of long-term debt—other	3,297	2,109	1,869
Payment of long-term debt—Fiat subsidiaries	(1,834)	(1,306)	(786)
Payment of long-term debt—other	(1,281)	(2,763)	(187)
Net increase (decrease) in short-term revolving credit facilities	691	(1,730)	689
Dividends paid	—	—	(118)
Other, net	1	(15)	4

Net cash provided (used) by financing activities	946	(2,969)	2,843

Effect of foreign exchange rate changes on cash and cash equivalents	53	154	(96)

Increase (decrease) in cash and cash equivalents	2,355	630	(392)
Cash and cash equivalents, beginning of year	1,263	633	1,025

Cash and cash equivalents, end of year	$3,618	$1,263	$633

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2010, 2009 and 2008

	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total	Redeemable Noncontrolling Interest	Comprehensive Income (Loss)
	(in millions)
Balance, January 1, 2008	$595	$6,168	$(8)	$(311)	$(142)	$117	$6,419
Comprehensive income:
Net income	—	—	—	825	—	(1)	824		$824
Translation adjustment	—	—	—	—	(402)	(1)	(403)		(403)
Pension liability adjustment (net of tax of $93 million)	—	—	—	—	(120)	1	(119)		(119)
Unrealized loss on available for sale securities (net of tax of $1 million)	—	—	—	—	(2)	—	(2)		(2)
Derivative financial instruments:
Gains deferred (net of tax of $3 million)	—	—	—	—	4	—	4		4
Losses reclassified to earnings (net of tax of $10 million)	—	—	—	—	(39)	—	(39)		(39)

Total									$265

Stock compensation	—	4	—	—	—	—	4
Dividend paid to noncontrolling interests	—	—	—	—	—	(14)	(14)
Dividend paid ($0.50 per common share)	—	—	—	(118)	—	—	(118)
Increase in noncontrolling interest due to change in ownership	—	—	—	—	—	19	19

Balance, December 31, 2008	595	6,172	(8)	396	(701)	121	6,575
Comprehensive income:
Net loss	—	—	—	(190)	—	(32)	(222)		$(222)
Translation adjustment	—	—	—	—	418	1	419		419
Pension liability adjustment (net of tax of $44 million)	—	—	—	—	(21)	—	(21)		(21)
Unrealized gain on available for sale securities (net of tax of $9 million)	—	—	—	—	20	—	20		20
Derivative financial instruments:
Losses deferred (net of tax of $4 million)	—	—	—	—	(27)	—	(27)		(27)
Losses reclassified to earnings (net of tax of $15 million)	—	—	—	—	48	—	48		48

Total									$217

Stock compensation	—	16	—	—	—	—	16
Increase in noncontrolling interest	—	—	—	—	—	2	2
Cumulative effect from change in accounting for other-than-temporary impairment on debt securities	—	—	—	4	(4)	—	—

Balance, December 31, 2009	595	6,188	(8)	210	(267)	92	6,810
Adjustment to adopt new accounting guidance regarding consolidation of variable interest entities	—	—	—	(4)	(33)	—	(37)
Transfer redeemable noncontrolling interest out of permanent equity	—	—	—	—	—	(2)	(2)	$2
Comprehensive income:
Net income	—	—	—	452	—	(17)[1]	435	3	$438
Translation adjustment	—	—	—	—	149	(2)	147	—	147
Pension liability adjustment (net of tax of $16 million)	—	—	—	—	7	—	7	—	7
Unrealized gain on available for sale securities (net of tax of $2 million)	—	—	—	—	5	—	5	—	5
Derivative financial instruments:
Losses deferred (net of tax of $19 million)	—	—	—	—	(60)	—	(60)	—	(60)
Losses reclassified to earnings (net of tax of $19 million)	—	—	—	—	57	—	57	—	57

Total									$594

Stock compensation	—	35	—	—	—	—	35	—
Issuance of common shares	4	16	—	—	—	—	20	—
Increase in noncontrolling interest due to change in ownership	—	(4)	—	—	—	4	—	—
Dividend paid to redeemable noncontrolling interests	—	—	—	—	—	—	—	(1)
Return of capital to parent company	—	(37)	—	—	—	—	(37)	—

Balance, December 31, 2010	$599	$6,198	$(8)	$658	$(142)	$75	$7,380	$4

[1]	Net income attributable to nonredeemable noncontrolling interests exclude $3 million related to the redeemable noncontrolling interest which is reported separately in the consolidated balance sheet.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Global N.V. (“CNH” or the “Company”) is incorporated in, and under the laws of, The Netherlands. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment and parts on a worldwide basis (see “Note 20: Segment and Geographical Information”). CNH’s Financial Services operations offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

As of December 31, 2010, Fiat S.p.A. and its subsidiaries (“Fiat” or the “Fiat Group”) owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”).

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial S.p.A. (“Fiat Industrial”, together with its subsidiaries, the “Fiat Industrial Group”), including Fiat’s ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business (“Iveco”) and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of the new holding company. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH’s outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Global N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling financial interest and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of a subsidiary, or based on CNH’s determination that it is the primary beneficiary of a variable interest entity (“VIE”). The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The Company assesses whether it is the primary beneficiary on an ongoing basis, as prescribed by the accounting guidance on the consolidation of VIEs. The consolidated status of the VIEs with which the Company is involved may change as a result of such reassessments.

As of the beginning of 2010, the Company adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs. As a significant portion of the Company’s securitization trusts and facilities are no longer exempt from consolidation under the new guidance, the Company was required to consolidate the receivables and related liabilities. These securitizations qualify as collateral for secured borrowings. The receivables remain on the balance sheet and are included in “Accounts and notes receivable, net”. No gains or losses are recognized at the time of the securitization. For additional information, see “New Accounting Pronouncements Adopted in 2010” below, “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt”.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the guidance prospectively, and therefore, the financial statements prepared for 2010 and future periods will reflect the new accounting requirements, but the financial statements for periods ending on or before December 31, 2009 will reflect the accounting guidance applicable during those periods. The Company’s statement of operations no longer reflects securitization income and initial gains or losses on new securitization transactions, but instead reports interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued by the securitization trusts and facilities. Therefore, current period results and balances will not be comparable to prior period amounts. In addition, because the Company’s new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented in 2010 as cash flows from financing activities rather than cash flows from operating or investing activities.

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

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, and goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits.

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

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts. CNH records appropriate allowance for credit losses and anticipated returns as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the “interest-free” period. In 2010, 2009 and 2008, “interest-free” periods averaged 2.5 months, 2.9 months, and 3.8 months, respectively, on 84%, 84%, and 63% of sales, respectively, for the agricultural equipment business. In 2010, 2009 and 2008, “interest-free” periods averaged 2.9 months, 4.0 months, and 3.5 months, respectively, on 62%, 64%, and 54% of sales, respectively, for the construction equipment business. Sales to dealers that do not qualify for an “interest-free” period are subject to payment terms of 30 days or less.

Shipping and other transportation costs are recorded in cost of sales.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Income accrual is resumed if the receivable becomes contractually current and collection doubts are removed. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when the principal is reasonably expected to be uncollected.

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Sales Allowances

CNH grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is accrued as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Warranty Costs

At the time a sale of equipment or parts to a dealer is recognized, CNH records the estimated future warranty costs for the product, primarily basic warranty coverage. CNH determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $133 million, $124 million, and $160 million for the years ended December 31, 2010, 2009, and 2008, respectively.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation

Certain of CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2009, and 2008, the Company recorded a net loss of $17 million, a net gain of $58 million and a net loss of $224 million, respectively.

Cash and Cash Equivalents

Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Restricted Cash

Restricted cash includes principal and interest payments received on wholesale, retail and revolving credit receivables owned by the consolidated VIEs that are payable to the investors of the ABS issued debt in those entities and cash pledged as a credit enhancement to those same investors. These amounts are held by depository banks in order to comply with contractual agreements and are classified as current in the consolidated balance sheet.

Cash Flow Information

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

For purposes of the Consolidated Statements of Cash Flows, investments with maturities of three months or less are considered to be cash equivalents. In addition, substantially all of CNH’s short-term borrowings, excluding the current maturities of long-term borrowings, mature or may require payment within three months or less.

Cash payments for interest totaled $838 million, $636 million, and $743 million for the years ended December 31, 2010, 2009, and 2008, respectively.

CNH paid taxes of $207 million, $117 million, and $249 million in 2010, 2009, and 2008, respectively.

Deposits in Fiat Subsidiaries’ Cash Management Pools (“Deposits with Fiat”)

CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand and terminate these cash management arrangements. The carrying value of Deposits with Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat, see “Note 21: Related Party Information.”

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

Periodically, CNH sells or transfers retail and wholesale receivables to funding facilities or in securitization transactions. Prior to January 1, 2010, these transactions were primarily accounted for as sales. In accordance with the new accounting guidance, adopted on January 1, 2010 regarding transfers of financial assets and the consolidation of VIEs, the majority of the retail, wholesale and revolving credit receivables sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization.

For those receivable securitizations which continue to qualify as sales, the Company retains interest-only strips, servicing rights and cash reserve accounts, all of which are recorded at fair value as retained interests in the securitized receivables. Changes in these fair values are recorded after-tax in other comprehensive income as an unrealized gain on available-for-sale securities. With regards to other-than-temporary impairments (“OTTI”) of debt securities, any OTTI due to changes in the constant prepayment rate and the expected credit loss rate would be included in net income. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

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

CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized totaled nil, $8 million and $3 million, for the years ended December 31, 2010, 2009 and 2008, respectively. CNH evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset be tested for possible impairment, CNH compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets in a purchase business combination. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying consolidated balance sheets. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2010 and 2009, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Reference is made to “Note 8: Goodwill and Other Intangibles” for further information regarding goodwill and other intangible assets.

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

Retirement Programs

CNH sponsors numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments by CNH. The cost of providing defined benefit pension and other postretirement benefits is calculated based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

Derivatives

CNH’s policy is to enter into derivative transactions to manage exposures that arise in the normal course of business and not for trading or speculative purposes. CNH records derivative financial instruments in the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported in other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is recorded in income immediately. For derivative financial instruments that are not designated as hedges but held as economic hedges, the gain or loss is recognized immediately in income.

For derivative financial instruments designated as hedges, CNH formally documents the hedging relationship to the hedged item and its risk management strategy for all derivatives designated as hedges. This includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities contained in the consolidated balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow. CNH assesses the effectiveness of its hedging instruments both at inception and on an ongoing basis. If a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued and the derivative is marked to fair value and recorded in income through the remainder of its term.

Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

Stock-Based Compensation Plans

CNH recognizes all stock-based compensation as an expense based on the fair value of each award on the grant date. CNH recognizes stock-based compensation costs on a straight-line basis over the requisite service period for each separately vesting portion of an award.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. Unvested performance-based awards are considered outstanding and included in the computation of diluted earnings per share based on the number of shares that would vest if the end of the reporting period were the end of the contingency period.

New Accounting Pronouncements Adopted in 2010

As of the beginning of 2010, the Company adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a qualifying special purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional disclosures by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for VIEs. The guidance changes the criteria for determining whether the consolidation of a VIE is required from a quantitative risk and rewards model to a qualitative model, based on control and economics. The guidance also eliminates the scope exception for QSPEs, increases the frequency for reassessing consolidation of VIEs and creates new disclosure requirements about an entity’s involvement in a VIE.

The Company adopted the new guidance on January 1, 2010. As a significant portion of CNH’s securitization trusts and facilities are no longer exempt from consolidation as QSPEs under the guidance, the Company reassessed these VIEs under the new qualitative model and determined it was the primary beneficiary, as CNH has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, the Company consolidated the receivables and related liabilities held by these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of the Company’s adoption of the new guidance on January 1, 2010 is as follows:

Adjustments for New Guidance
(in millions)
Accounts and notes receivable, net:
Retail receivables securitizations	$3,448
Wholesale receivables securitizations	1,563
Credit card receivables securitizations	181

Accounts and notes receivable, net	5,192
Other assets: primarily restricted cash	525

Total assets	$5,717

Other accrued liabilities	$26
Short-term debt	1,209
Long-term debt, including current maturities	4,519

Total liabilities	5,754

Total equity	(37)

Total liabilities and equity	$5,717

The assets of the VIEs include restricted cash and certain receivables which are restricted to settle the obligations of those entities and are not expected to be available to the Company or its creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to the general credit of the Company.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria will not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings. As of December 31, 2010, €6 million ($8 million) of receivables continue to be treated as sales under the previous accounting rules as they were sold before January 1, 2010.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the guidance prospectively and therefore, the financial statements prepared for 2010 and subsequent periods will reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. The Company’s statement of operations for the year ended December 31, 2010 no longer reflects securitization income and initial gains or losses on new securitization transactions, but instead reports interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued by securitization trusts and facilities. Therefore, current period results and balances will not be comparable to prior period amounts. In addition, because the Company’s new securitization transactions that do not meet the requirements for derecognition under the new guidance will be accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions will be presented as cash flows from financing transactions rather than cash flows from operating or investing activities. For further information regarding this new guidance, see “Note 3: Accounts and Notes Receivable”, “Note 9: Credit Facilities and Debt”, and “Note 15: Financial Instruments”.

Note 3: Accounts and Notes Receivable

A summary of accounts and notes receivables included in the accompanying consolidated balance sheets at December 31, 2010 and 2009, is as follows:

	2010	2009
	(in millions)
Wholesale notes and accounts receivable	$1,297	$2,314
Retail and other notes receivable and finance leases	2,979	3,541
Restricted receivables	9,919	2,130
Other notes receivable	428	834

Gross receivables	14,623	8,819
Less:
Allowance for credit losses	(595)	(393)
Current portion	(8,621)	(5,190)

Total long-term receivables, net	$5,407	$3,236

Wholesale notes and accounts receivable arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Equipment Operations for the difference between market interest rates and the amount paid by the dealer. This interest is then eliminated in consolidation. After the expiration of any “interest-free” period, interest is charged to dealers on sales and marketing program outstanding balances until CNH receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness and may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2010, 2009 or 2008 relating to the termination of dealer contracts.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2010 and 2009, included in retail notes receivable are approximately $1.3 billion and $1.5 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

In addition to participating directly in the BNDES program, CNH also originates retail receivables on behalf of other financial institutions participating in the BNDES program and continues to service these receivables on a fee for service basis. CNH has guaranteed this portfolio against all credit losses. At December 31, 2010 and 2009, the guaranteed portfolio balance was $396 million and $349 million, respectively, and was not included in the consolidated balance sheet.

The Brazilian government provided debt relief, which included deferral of payments and extensions of maturities, to certain qualifying farmers and borrowers under this program in 2005, 2006, 2007 and 2008. In 2009 and 2010, no mass debt relief programs were initiated. In most instances, the 2009 and 2010 payments were due as scheduled or renegotiated, where applicable. CNH believes the series of debt relief actions has impacted customers’ behavior and payment patterns. During the years ended December 31, 2010 and 2009, CNH increased the allowance for this portfolio by $139 million and $47 million, respectively. These increases were based on various factors including the Company’s collection history subsequent to 2008, the last year a mass debt relief was granted. Since the mass debt relief program ended, the Company has aggressively pursued the collection of these receivables, and will continue to do so. The changes in payment dates in prior years have added significant uncertainty regarding the ultimate collection of this portfolio. While CNH believes that, based on the current BNDES program, the resolution of this matter will not have a material adverse effect on its financial position, it is possible that additional allowances could be required in future periods that could be material to the results of operations for such periods. Any future changes to the BNDES program could further impact CNH’s ability to collect amounts owed.

At December 31, 2010 and 2009, total receivables greater than 60 days past due included in this program were $465 million and $651 million, respectively. These receivables have been placed on nonaccrual status. At December 31, 2010 and 2009, the Company had $286 million and $172 million, respectively, in the allowance for credit losses related to this portfolio.

Maturities of long-term receivables as of December 31, 2010 are as follows:

Amount
(in millions)
2012	$2,045
2013	1,473
2014	1,017
2015	630
2016 and thereafter	242

Total long-term receivables, net	$5,407

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Receivables and Securitizations

As part of its overall funding strategy, the Company periodically transfers certain financial receivables into VIEs that are special purpose entities (“SPEs”) as part of its asset-backed securitization programs.

Beginning January 1, 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs. As a result of this new accounting guidance, SPEs utilized in securitization programs no longer meet the non-consolidation accounting criteria and as such, are accounted for as secured borrowings and are included in the consolidated balance sheet. The net incremental impact of adopting this new guidance was a $5.7 billion increase to assets and liabilities and equity. Refer to “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted in 2010” for additional information.

SPEs utilized in the securitization programs differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, CNH has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs’ creditors. The SPEs have ownership of cash balances that also have restrictions for the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay CNH creditors.

Consequently, as of January 1, 2010, certain securitizations that would have historically met the derecognition criteria no longer qualify for derecognition under the new guidance. In addition, wholesale receivables originated in Europe that were included in various factoring programs for the revolving sale to third party factors were accounted for as secured borrowings. As of December 31, 2010, €6 million ($8 million) of receivables continue to be treated as sales under the previous accounting rules as they were sold prior to January 1, 2010. The secured borrowings related to restricted securitized retail notes are obligations that are payable as the receivables are collected. Repayments of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” for more information.

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2010 and 2009:

	Restricted Receivables		Off-Book Receivables		Retained Interest
	2010	2009	2010	2009	2010	2009
	(in millions)
North America retail receivables	$4,922	$787	$206	$4,207	$39	$335
North America wholesale receivables	2,694	586	—	1,621	—	746
Europe wholesale receivables	1,051	—	8	695	—	11
Australia retail receivables	936	757	—	—	—	—
Australia wholesale receivables	123	—	—	—	—	—
North America revolving charge account receivables	193	—	—	181	—	67

Total included in “Accounts and notes receivable, net”	$9,919	$2,130	$214	$6,704	39	1,159

ABS certificates (included in “Other assets”)					—	100

Total retained interest					$39	$1,259

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, CNH sells eligible receivables on a revolving basis to structured master trust facilities. As of December 31, 2010, the U.S. master trust facility consists of $583 million term senior and subordinated asset-backed notes issued in August 2009 with a three-year maturity, and four 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $200 million renewable March 2011, $500 million renewable July 2011, $250 million renewable November 2011, and $200 million renewable November 2011, with a $100 million temporary increase through February 2011. At December 31, 2009, the U.S. wholesale facility qualified for off-book treatment under the accounting guidelines at that time and accordingly, was not consolidated by CNH.

The Canadian master trust facility consists of C$325 million ($326 million) term senior and subordinated asset-backed notes with a three-year maturity renewable December 2012, and a 364-day C$250 million ($251 million) conduit facility renewable September 2011 at the sole discretion of the purchaser. As this facility did not meet the sale accounting criteria as of December 31, 2009, the receivables were included in the consolidated balance sheets.

The Australian master trust facility consists of a 364-day A$200 million ($203 million) conduit facility renewable December 2011 at the sole discretion of the purchaser.

CNH consolidated the U.S. securitization trust as of January 1, 2010. In its role as servicer, CNH has the power to direct the trust’s activities and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trust. CNH is the primary beneficiary of the trust, and therefore the trust was consolidated.

The Company’s involvement with the securitization trusts includes servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and holding cash reserve accounts. The seller’s interest in the trusts represent the Company’s undivided interest in the receivables transferred to the trust. CNH maintains cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitization trusts have no recourse beyond CNH’s retained interests for failure of debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests.

For the U.S. wholesale securitization facility, in the years ended December, 31, 2009 and 2008, CNH recognized gains on the sale of receivables of $51 million and $54 million, respectively. Collections reinvested into the facility in the years ended December, 31, 2009 and 2008 were $5,629 million and $6,217 million, respectively. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the U.S. facility.

Each of the facilities contains minimum payment rates and/or portfolio performance thresholds which, if breached, could preclude the Company from selling additional receivables originated on a prospective basis.

In addition, CNH has various factoring programs for a revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2010, the amount of outstanding receivables under these factoring programs were €874 million ($1.2 billion), of which €786 million ($1.1 billion) were recorded as secured borrowings and included in the consolidated balance sheet. At December 31, 2009, the Company had €666 million ($959 million) outstanding under these factoring programs, of which €483 million ($695 million) qualified for off-book treatment and, accordingly, was removed from the balance sheet.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retail Receivables Securitizations

Within the U.S. retail asset securitization programs, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the SPEs. These trusts were determined to be VIEs and, consequently, the Company consolidated all previously unconsolidated retail trusts upon the January 1, 2010 adoption of the new accounting guidance related to transfers of financial assets and the consolidation of VIEs. In its role as servicer, CNH has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts.

During the year ended December 31, 2010, CNH executed $3.5 billion in retail asset-backed transactions in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through CNH’s dealer network. CNH applied any proceeds from the securitizations to repay outstanding debt. At December 31, 2010, $10.9 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 26 and 36 months.

During the years ended December 31, 2009 and 2008, CNH securitized retail receivables with a net principal value of $4.0 billion and $1.2 billion, respectively, and recognized gains (losses) on these sales of receivables of $68 million and ($5) million, respectively. Further, related to the retail securitizations, the Company received proceeds of $3,732 million and $1,125 million and recorded $31 million and $36 million in servicing fees for the years ended December 31, 2009 and 2008, respectively.

CNH receives compensation for servicing the receivables transferred and earns other related ongoing income customary with the securitization programs. The Company also may retain all or a portion of subordinated interests in the SPEs. At December 31, 2009, prior to the consolidation of the trusts, the retained interests were reported as assets in the consolidated balance sheets. No recourse provisions exist that allow holders of the asset-backed securities issued by the SPEs to put those securities back to CNH although CNH provides customary representations and warranties that could give rise to an obligation to repurchase from the SPE any receivables for which there is a breach of the representations and warranties. Moreover, CNH does not guarantee any securities issued by the SPEs. The SPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Three private retail transactions were not included in the Company’s consolidated balance sheet as of December 31, 2010. These facilities were one-time sales of receivables. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Revolving Charge Account Securitizations

The Company, through a trust, securitizes originated revolving charge account receivables on a revolving basis to a privately owned 364-day facility. The trust’s facility limit is $250 million and is renewable in October 2011. Consistent with the wholesale and retail securitization programs, CNH determined the trust was a VIE and consequently it was consolidated in the Company’s balance sheets in accordance with new accounting guidance adopted on January 1, 2010. For 2009, transactions with the facility were considered sales and removed from the balance sheet.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH’s continuing involvement with the securitization trust includes servicing the receivables and maintaining a cash reserve account, which provides security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments to the securities. The investors and the securitization trust have no recourse beyond the Company’s retained interest assets for failure of debtors to pay when due. Further, CNH’s retained interests are subordinate to the investors’ interests.

For the years ended December 31, 2009 and 2008, CNH recognized gains of $10 million and $9 million, respectively, on the sale of receivables and collections reinvested into the facility of $705 million and $227 million, respectively. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the trust.

Allowance for Credit Losses

The allowance for credit losses is established to cover probable losses on receivables owned by the Company and is allocated based on two components, depending on whether or not the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers impaired assets which represent all or a portion of receivables specifically reviewed by management for which the Company has determined it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, amounts past due, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables and receivables for which foreclosure is deemed to be probable. When the values are lower than the carrying value of the receivables, impairment is recognized.

The second component of the allowance for credit losses covers all receivables which have incurred losses that are not yet individually identifiable. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models which consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and delinquencies. The allowance for wholesale credit losses is based on loss forecast models which consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and dealer risk ratings. The loss forecast models are updated on a quarterly basis to incorporate information reflecting the current economic environment.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for credit losses activity for the years ended December 31, 2010 and 2009 is as follows:

	2010				2009
	Retail	Wholesale	Other	Total	Total
	(in millions)
Allowance for credit losses:
Beginning balance				$393	$269
Charge-offs				(170)	(107)
Recoveries				10	10
Provision				288	198
Currency translation and other				74	23

Ending balance	$406	$174	$15	$595	$393

Ending balance: individually evaluated for impairment	$60	$110	$—	$170

Ending balance: collectively evaluated for impairment	$346	$64	$15	$425

Financing receivables:
Ending balance	$8,751	$5,164	$708	$14,623

Ending balance: individually evaluated for impairment	$129	$699	$—	$828

Ending balance: collectively evaluated for impairment	$8,622	$4,465	$708	$13,795

As part of the on-going monitoring of the credit quality of the wholesale portfolio, CNH utilizes an internal credit scoring model that assigns a risk grade to each dealer. The scoring model considers the strength of dealers’ financial statements, payment history and audit performance. Each quarter, CNH updates its dealers’ ratings and considers the ratings in the credit allowance analysis. A description of the general characteristics of the dealers’ risk grades is as follows:

•	Grades A and B—Includes receivables of dealers which have significant capital strength, moderate leverage, stable earnings and growth, and excellent payment performance.

•	Grade C—Includes receivables of dealers with moderate credit risk. Dealers of this grade are differentiated from higher grades on the basis of leverage or payment performance.

•	Grade D—Includes receivables of dealers with moderate credit risk. These dealers may require higher monitoring due to weaker financial strength or payment performance.

A breakdown of the wholesale portfolio by its credit quality indicators as of December 31, 2010 is as follows, in millions:

A	$2,031
B	1,541
C	772
D	820

Total	$5,164

Utilizing an internal credit scoring model which considers customers’ attributes, prior credit history and each retail transaction’s attributes, CNH assigns a credit quality rating to each customer, by specific transaction, as part of the retail underwriting process. This rating is used in setting the interest rate on the transaction. The

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit quality rating is not updated after the transaction is finalized. A description of the general characteristics of the customers’ risk grades is as follows:

•	Titanium—Customers where CNH expects no collection risk or loss activity.

•	Platinum—Customers where CNH expects minimal, if any, collection risk or loss activity.

•	Gold, Silver, Bronze—Customers are defined as those with the potential for collection risk or loss activity.

A breakdown of the retail portfolio by the customers’ risk grade at the time of origination for the year ended December 31, 2010 is as follows, in millions:

Titanium	$3,027
Platinum	2,713
Gold	1,799
Silver	767
Bronze	445

Total	$8,751

The following tables presents information at the level at which management assesses and monitors its credit risk. Given the uncertainty regarding the collection of the Brazilian retail agricultural receivables, CNH also monitors the credit risk specific to this portfolio. These receivables are monitored on a collective basis for impairment. For further details, refer to the past due and nonaccrual information disclosed earlier in this footnote. The aging of receivables as of December 31, 2010 is as follows:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
	(in millions)
Retail
North America	$42	$16	$59	$117	$5,591	$5,708	$8
Europe	4	3	28	35	243	278	—
Latin America	5	3	474	482	1,172	1,654	—
Rest of World	6	5	5	16	1,095	1,111	3
Wholesale
North America	2	1	4	7	2,711	2,718	—
Europe	9	3	62	74	1,360	1,434	—
Latin America	51	8	28	87	541	628	27
Rest of World	7	3	16	26	358	384	4
Total
Retail	$57	$27	$566	$650	$8,101	$8,751	$11

Wholesale	$69	$15	$110	$194	$4,970	$5,164	$31

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2010, CNH’s recorded investment in impaired receivables individually evaluated for impairment and the related unpaid principal balances and valuation allowances are as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(in millions)
With no related allowance recorded
Retail
North America	$12	$9
Europe	—	—
Latin America	—	—
Rest of World	—	—
Wholesale
North America	1	1
Europe	9	8
Latin America	—	—
Rest of World	—	—
With an allowance recorded
Retail
North America	85	82	$42
Europe	32	32	18
Latin America	—	—	—
Rest of World	—	—	—
Wholesale
North America	64	65	28
Europe	561	561	65
Latin America	45	43	7
Rest of World	19	16	10
Total
Retail	$129	$123	$60

Wholesale	$699	$694	$110

Recognition of interest income is generally suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs first. Interest accrual is resumed if the receivable becomes contractually current and collection doubts are removed. Previously suspended interest income is recognized at that time. The receivables on nonaccrual status as of December 31, 2010 are as follows:

	Retail	Wholesale
North America	$52	$3
Europe	28	57
Latin America	477	9
Rest of World	3	16

	$560	$85

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2010 and 2009 are as follows:

	Principal Amount of Receivables At December 31,	Principal More Than 30 Days Delinquent At December 31,	Net Credit Losses for the Year Ending December 31,
	(in millions)
2010
Type of receivable:
Wholesale notes and accounts	$4,858	$68	$27
Retail and other notes and finance leases	12,138	757	127

Total managed	$16,996	$825	$154

Comprised of:
Receivables held in portfolio	$14,274
Receivables serviced for Equipment Operations	189
Receivables serviced for joint ventures	1,923
Receivables serviced for others under BNDES program	396
Securitized receivables:
Wholesale	8
Retail	206

Total managed	$16,996

2009
Type of receivable:
Wholesale notes and accounts	$4,929	$267	$15
Retail and other notes and finance leases	12,328	1,027	113

Total managed	$17,257	$1,294	$128

Comprised of:
Receivables held in portfolio	$8,171
Receivables serviced for Equipment Operations	168
Receivables serviced for joint ventures	1,833
Receivables serviced for others under BNDES program	349
Receivables serviced for others	32
Securitized receivables:
Wholesale	2,316
Retail	4,207
Credit card	181

Total managed	$17,257

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $342 million, and $76 million that were exchanged for retained interests in securitized retail receivables in 2009, and 2008, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4: Inventories

Inventories as of December 31, 2010, and 2009 consist of the following:

	2010	2009
	(in millions)
Raw materials	$783	$660
Work-in-process	214	189
Finished goods	1,940	2,448

Total inventories	$2,937	$3,297

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2010, and 2009 is as follows:

	2010	2009
	(in millions)
Land, buildings and improvements	$994	$978
Plant and machinery	2,744	2,685
Other equipment	413	407
Construction in progress	194	158

Gross property, plant and equipment	4,345	4,228
Accumulated depreciation	(2,559)	(2,464)

Net property, plant and equipment	$1,786	$1,764

Depreciation expense on the above property, plant and equipment totaled $230 million, $206 million, and $204 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2010, and 2009 is as follows:

	2010	2009
	(in millions)
Equity method	$484	$402
Cost method	6	13

Total	$490	$415

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the combined results of operations and financial position as reported by the investees that CNH accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2010	2009	2008
	(in millions)
Net revenue	$4,374	$3,379	$4,212
Finance and interest income	62	49	57

Total revenue	$4,436	$3,428	$4,269

Gross profit	$1,022	$659	$784

Operating income (loss)	$577	$137	$261

Net income (loss)	$301	$(114)	$92

	As of December 31,
	2010	2009
	(in millions)
Current assets	$5,046	$2,809
Noncurrent assets	1,355	2,629

Total assets	$6,401	$5,438

Current liabilities	$4,300	$2,340
Noncurrent liabilities	689	1,948

Total liabilities	$4,989	$4,288

Total equity	$1,412	$1,150

CNH’s ownership interests in these entities vary from 20% to 50%. The carrying amount of CNH’s equity method investments approximates CNH’s share of the underlying equity in net assets. The information presented in the table for 2009 and 2008 reflects a correction to the data presented for one of CNH’s investees. There was no impact on CNH’s consolidated financial statements.

In May 2010, CNH sold its 50% interest in LBX Company LLC (LBX) for $29 million. A gain of $6 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of operations.

In July 2008, CNH sold its 50% interest in Consolidated Diesel Corporation (CDC) for $61 million. A gain of $7 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of operations.

Note 7: Equipment on Operating Leases

A summary of equipment on operating leases as of December 31, 2010, and 2009 is as follows:

	2010	2009
	(in millions)
Equipment on operating leases	$819	$843
Accumulated depreciation	(197)	(197)

Net equipment on operating leases	$622	$646

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense totaled $120 million, $122 million, and $105 million for the years ended December 31, 2010, 2009, and 2008, respectively and is included in “Other, net” in the accompanying consolidated statements of operations.

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2010, are as follows:

Amount
(in millions)
2011	$111
2012	71
2013	35
2014	17
2015	7

Total	$241

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2010, and 2009 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2009	$1,644	$560	$143	$2,347
Impact of foreign exchange	16	5	6	27

Balance at December 31, 2009	1,660	565	149	2,374
Impact of foreign exchange	6	2	3	11

Balance at December 31, 2010	$1,666	$567	$152	$2,385

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2010 and 2009, CNH performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

Impairment testing for goodwill is performed at a reporting unit level using a two-step test.

From 2006 to 2009, CNH managed its business at the brand level: Case IH and New Holland agricultural equipment brands, Case and New Holland Construction construction equipment brands and Financial Services. In 2010, CNH began to manage its business at the Agricultural Equipment, Construction Equipment, and Financial Services level and now identifies these as CNH’s three reporting units.

Under the first step of the goodwill impairment test, CNH’s estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH must perform step two of the impairment test (measurement). Step two of the impairment test, if necessary, would require the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of the Company’s assets and liabilities and costs and expenses that are common to all of the reporting units. CNH believes that the basis for such allocations has been consistently applied and is reasonable.

The following summarizes the goodwill assigned to CNH’s reporting units and included in the Company’s consolidated financial statements as of December 31, 2010:

Amount
(in millions)
Agricultural Equipment	$1,666
Construction Equipment	567
Financial Services	152

Consolidated goodwill	$2,385

To determine fair value, CNH utilizes two valuation techniques: the income approach and the market approach.

The income approach is a valuation technique used to convert future expected cash flows to a present value. CNH uses the income approach as the primary approach to measure the fair value of the Equipment Operations reporting units. CNH believes the income approach provides the best measure of fair value for its Equipment Operations reporting units as this approach considers factors unique to each of its reporting units and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate).

Expected cash flows used under the income approach are developed in conjunction with CNH’s budgeting and forecasting process and represent the most likely amounts and timing of future cash flows based on the Company’s long range plan. CNH’s long range plan is updated annually as a part of the annual planning process and is reviewed and approved by senior management. CNH uses eight years of expected cash flows as management believes that this period generally reflects the underlying market cycles for its businesses.

The discount rates used in the income approach are an estimate of the rate of return that a market participant would expect of each reporting unit. To select an appropriate rate for discounting the future earnings stream, a review was made of short-term interest rates and the yields of long-term corporate and government bonds, as well as the typical capital structure of companies in the industry. The discount rates used for each reporting unit may vary depending on the risk inherent in the cash flow projections, as well as the risk level that would be perceived by a market participant. The discount rate used for the Agricultural Equipment reporting unit decreased from 13% at December 31, 2009 to 11% at December 31, 2010. The discount rate for the Construction Equipment reporting unit decreased from 13.5% at December 31, 2009 to 12% at December 31, 2010. The discount rates changed primarily due to changes in interest rates and risk levels.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A terminal value is included at the end of the projection period used in CNH’s discounted cash flow analyses in order to reflect the remaining value that each reporting unit is expected to generate. The terminal value represents the present value subsequent to the last year of the projection period of cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rates used for the December 31, 2010 valuations (1.0% for the Agricultural Equipment reporting unit and 2.0% for the Construction Equipment reporting unit) have not changed from the rates used at December 31, 2009.

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. CNH utilizes the market approach to measure the fair value of Financial Services. Under the market approach, CNH applies the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same or similar line of business or be subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

Book value market multiples were utilized in determining the fair value of the Financial Services reporting unit under the market approach. CNH uses the market approach as the primary approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management.

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

CNH identified comparable companies for use in the guideline company approach based on a review of publicly traded companies in its lines of business. The comparable companies used were determined based on an evaluation of relevant factors, including whether the companies were subject to similar financial and business risks.

As of December 31, 2010, the estimated fair value of the Agricultural Equipment reporting unit exceeded its carrying value by a substantial amount.

The excess of the estimated fair value of the Construction Equipment unit over its carrying value increased as of December 31, 2010, compared to the prior year estimate. The calculation of the estimated fair value of the reporting unit continues to contain a higher level of risk due primarily to the difficult trading conditions that the business has experienced in the important North American and European markets since 2007. The projections include, among other things, the expected benefits of 2009 restructuring actions to reduce the fixed cost footprint and selling, general and administrative expenses, product development programs and new products with introductions starting in 2010 and continuing through the forecast period, and capacity expansions. The projections also include certain assumptions for continued expansion in emerging markets and an expected improvement in North American and European market conditions, which result in operating performance that is expected to improve and exceed CNH’s best past performance. Should the Construction Equipment business be unable to successfully achieve its planned actions, realize the benefits of its investments, or perform to its long range plan objectives, the Company may be required to re-evaluate the carrying value of the business units goodwill.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measuring the estimated fair value of businesses requires judgment and the use of estimates by management. CNH can provide no assurance that a material impairment charge will not occur in a future period. CNH’s estimates of future cash flows may differ from actual cash flows that are subsequently realized due to, among other things, worldwide economic factors, industry growth rates, technological changes and the achievement of the anticipated benefits of the Company’s product development and profit improvement initiatives. Any of these potential factors, or other unexpected factors, may cause the Company to re-evaluate the carrying value of goodwill. If an impairment charge were required to be taken for goodwill, such a charge would be a non-cash charge. However, such a charge could have a material adverse impact on CNH’s financial position and statement of operations.

As of December 31, 2010, and 2009, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2010			2009
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to Amortization:
Engineering Drawings	20	$377	$229	$148	$381	$215	$166
Dealer Networks	25	216	95	121	216	87	129
Software	5	408	299	109	386	267	119
Other	10 – 30	66	37	29	66	35	31

		1,067	660	407	1,049	604	445

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,339	$660	$679	$1,321	$604	$717

CNH recorded amortization expense of $65 million, $63 million, and $65 million during 2010, 2009, and 2008, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $62 million in 2011; $55 million in 2012; $46 million in 2013, $37 million in 2014; and $29 million in 2015.

Note 9: Credit Facilities and Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. These facilities generally provide for facility fees on the total commitment, whether used or unused. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH.

As a consequence of the Fiat demerger, the credit facilities provided by Fiat treasury subsidiaries which were outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011. As a result of this assignment, CNH entities had no residual borrowing outstanding with Fiat treasury subsidiaries as of the close of business on January 1, 2011.

Certain of the third party credit facilities are guaranteed by Fiat. In 2010, 2009, and 2008, CNH paid to Fiat an annual guarantee fee of 0.0625% on the average amount outstanding under the guaranteed facilities. After the cancellation of the syndicated credit facility in January 2011, the only Fiat guarantee still in existence is in favor of BNDES (Brazil) for an amount of $1 billion; the Company anticipates that the Fiat guarantee in favor of BNDES will be replaced in the near future with a comparable guarantee issued by Fiat Industrial.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s credit facilities, borrowings thereunder and availability at December 31, 2010:

	Currency	Maturity*	Committed (C)/ Uncommitted (U)	Total Facility	Equipment Operations			Financial Services			Consolidated			Total Available	Guarantor
					Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term
BNDES Financing
BNDES Subsidized Financing (A)	BRL	Various from Jan-2011 to Oct-2019	C	$1,065	$—	$—	$—	$—	$370	$585	$—	$370	$585	$110	Fiat

Subtotal				1,065	—	—	—	—	370	585	—	370	585	110
Asset-Backed Facilities
Retail Securitization (B)	USD	Dec-2011	C	1,200	—	—	—	215	—	—	215	—	—	985
Retail Securitization	AUD	Mar-2011	C	651	—	—	—	334	—	—	334	—	—	317
Retail Securitization	CAD	Dec-2012	C	400	—	—	—	31	—	93	31	—	93	276
Wholesale VFN	CAD	Sep-2011	C	250	—	—	—	118	—	—	118	—	—	132
Wholesale VFN	AUD	Dec-2011	C	203	—	—	—	124	—	—	124	—	—	79
Wholesale VFN	USD	Various from Mar-11 to Nov-11	C	1,250	—	—	—	1,250	—	—	1,250	—	—	—
Wholesale Term	CAD	Dec-2012	C	326	—	—	—	—	—	326	—	—	326	—
Wholesale Term	USD	Jul-2012	C	583	—	—	—	—	—	583	—	—	583	—
Credit Cards	USD	Oct-2012	C	225	—	—	—	176	—	—	176	—	—	49
Transport Retail Facility (C)	AUD	Jul-2011	C	56	—	—	—	56	—	—	56	—	—	—

Subtotal				5,144	—	—	—	2,304	—	1,002	2,304	—	1,002	1,838
Other Third Party Facilities
Revolving Syndicated Credit Facility	Euro	Mar-2011	C	401	—	401	—	—	—	—	—	401	—	—	Fiat
Various Credit Lines—Latin America	Multiple	Various from Jan-2011 to Nov-2017	C	815	45	416	354	—	—	—	45	416	354	—
Factoring Lines	Multiple	Various from Jan-2011 through Jan- 2017	U	1,594	15	—	—	1,045	90	93	1,060	90	93	351
Credit Lines—Australia	AUS	Dec-2011	C	122	—	—	—	122	—	—	122	—	—	—
Other Credit Lines	Multiple	Various from Jan-2011 to Dec-2011	U/C	53	15	—	—	—	—	—	15	—	—	38

Subtotal				2,985	75	817	354	1,167	90	93	1,242	907	447	389
Fiat Facilities
Credit Lines with Fiat	Multiple	Various from Dec-2011 to Jun-2014	U	2,643	4	—	—	148	17	37	152	17	37	2,437
Subtotal				2,643	4	—	—	148	17	37	152	17	37	2,437

Total Credit Facilities				$11,837	$79	$817	$354	$3,619	$477	$1,717	$3,698	$1,294	$2,071	$4,774

Amount above with or guaranteed by Fiat Subsidiaries				$4,068	$4	$401	$—	$148	$17	$37	$152	$418	$37	$3,461

*	Maturity Dates reflect maturities of the credit facility which may be different than the maturities of the advances under the facility.
(A)	Up to $1,024 million (1.7 billion Brazilian Reals) of subsidized financing provided by Banco Nacional de Desenvolvimento Economico e Social (“BNDES”).
(B)	U.S. Retail financing are paid only as the underlying receivables are collected unless the receivables sold are not repurchased by CNH.
(C)

As of December 31, 2010, CNH did not meet one of the portfolio performance measures to allow CNH to continue to transfer receivables to this $203 million facility. This facility will wind down consistent with the amortization of the underlying assets unless the specific criteria is modified or waived by the lender.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

BNDES Financing

Financial Services participates in the FINAME (Agência Especial de Financiamento Industrial) program sponsored by BNDES, a development agency of the government of Brazil. Under the original provisions of the program, BNDES provided to Financial Services credit facilities in the aggregate amount of 1.7 billion Brazilian Reals ($1,024 million) which were guaranteed by Fiat. CNH anticipates that the Fiat guarantee in favor of BNDES will be replaced in the near future with a comparable guarantee issued by Fiat Industrial. During 2005 through 2008 BNDES instituted mass debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. At December 31, 2010, the outstanding balance under the program was $955 million. For the 2005 through 2008 extensions, Financial Services received or will receive an equivalent extension of principal amounts due to BNDES. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

Asset-backed Facilities

CNH has access to asset-backed facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. As these transactions do not meet the criteria for sale, the related debt was included in the accompanying consolidated balance sheets. CNH has utilized these facilities in the past to fund the origination of receivables and per the terms of these facilities, have later repurchased the receivables and resold the receivables in the term ABS markets or found alternative financing for the receivables. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.3 billion. Under the U.S. facility, if the receivables sold are not repurchased by CNH, the related debt is paid only as the underlying receivables are collected. Such receivables have maturities not exceeding 6 years. CNH believes that it is probable that these receivables will be repurchased and resold in the public ABS markets. Accordingly, the related debt is classified as short-term debt in the accompanying consolidated balance sheet. Borrowings against these facilities accrue interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

CNH finances its wholesale receivables portfolios in the U.S., Canada and Australia with the issue of Variable Funding Notes (“VFN”); these notes were privately subscribed by certain bank conduits. These notes accrue interest at prevailing asset-backed commercial paper rates.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The €300 million ($401 million) syndicated credit facility represents the amount allocated to CNH by Fiat under a €1.0 billion ($1.3 billion) Fiat credit facility syndicated with third parties which was scheduled to mature in March 2011. The amount allocated to CNH was fully drawn down as of December 31, 2010. All the amounts outstanding were repaid and the facility was cancelled in January 2011. Loans under this facility accrued interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin relating to the credit rating of Fiat. Fiat and each borrower under the credit facility (other than CNH) had jointly and severally guaranteed the performance of the obligations of all borrowers under the facility. In addition to paying interest on any borrowings it made under this facility, CNH was required to pay a commitment fee, the calculation of which takes into account the Fiat credit rating and any unused portion of the €300 million ($401 million) allocation as well as its pro rata share (based on the number of borrowers from time to time) of any remaining commitment fees and other fees relating to the facility.

Fiat Facilities

At December 31, 2010, CNH had uncommitted credit facilities with various Fiat treasury subsidiaries for an outstanding amount of $206 million, with $2.4 billion of remaining availability. As a consequence of the demerger, all the financing arrangements provided by Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011. After the assignment, the credit facilities provided by Fiat Industrial treasury subsidiaries are on the same terms and conditions applicable to the credit facilities provided by Fiat until December 31, 2010. As a result of this assignment, CNH entities had no borrowings outstanding with Fiat treasury subsidiaries as of the close of business on January 1, 2011.

The applicable margin for intersegment debt and debt with Fiat treasury subsidiaries was based on Fiat intercompany borrowing and lending rates applied to all of its affiliates. These rates were determined by Fiat based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat to CNH’s related party debt were at least as favorable as alternative sources of funds CNH might have obtained from third parties. The weighted average interest rate of Fiat financing as of December 31, 2010 was 5.63%.

Short-Term Debt

A summary of short-term debt, as of December 31, 2010, and 2009 is as follows:

	2010			2009
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Drawn under credit facilities	$79	$3,619	$3,698	$129	$1,477	$1,606
Short-term debt—Fiat subsidiaires	39	3	42	5	251	256
Short-term debt—other	7	116	123	2	108	110
Intersegment short-term debt	52	1,730	—	161	1,594	—

Total short-term debt	$177	$5,468	$3,863	$297	$3,430	$1,972

The weighted-average interest rate on consolidated short-term debt at December 31, 2010, and 2009 was 3.19% and 5.11%, respectively. The average rate is calculated using the actual rates as of December 31, 2010 and 2009 weighted by the amount of the outstanding borrowings of each debt instrument.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

A summary of long-term debt as of December 31, 2010, and 2009, including long-term drawings under credit lines, is as follows:

	2010			2009
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Public Notes:
Payable in 2013, interest rate of 7.75%	$981	$—	$981	$973	$—	$973
Payable in 2014, interest rate of 7.125%	—	—	—	500	—	500
Payable in 2016, interest rate of 7.25%	250	—	250	250	—	250
Payable in 2017, interest rate of 7.875%	1,490	—	1,490	—	—	—
Notes with Fiat subsidiaries:
Payable in 2017, floating interest rate (1.55% at December 31, 2010)	—	—	—	300	—	300
Payable in 2017, interest rate of 7.00% (fixed rate)	—	—	—	500	—	500
Other notes, weighted-average interest rate of 5.63% in 2010 and 5.49% in 2009 of which $236 million is due in 2011	68	463	531	115	721	836
Drawn amounts under credit facilities	1,171	2,194	3,365	878	2,334	3,212
Asset-backed debt, of which $2,123 million is due in 2011	—	5,236	5,236	—	311	311
Other debt	8	573	581	16	538	554
Intersegment debt	510	543	—	473	804	—

Total long-term debt	4,478	9,009	12,434	4,005	4,708	7,436
Less-current maturities	(818)	(3,076)	(3,894)	(774)	(2,058)	(2,386)

Total long-term debt excluding current maturities	$3,660	$5,933	$8,540	$3,231	$2,650	$5,050

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7.25% Senior Notes (the “7.25% Senior Notes”), due 2016.

In March 2006, Case New Holland issued $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”), due 2014. In July 2010, these Notes were called and fully redeemed, resulting in a $22 million loss on extinguishment of debt that was included in “Interest expense-other” in the accompanying consolidated statement of operations for the year ended December 31, 2010.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2009, Case New Holland issued $1.0 billion of debt securities at an annual fixed rate of 7.75% (the “7.75% Senior Notes”) due 2013.

In June 2010, Case New Holland issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due 2017.

Both the 7.75% Senior Notes and the 7.875% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

The 7.75% Senior Notes and the 7.875% Senior Notes contain certain covenants that limit the ability of CNH and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH non-guarantor restricted subsidiaries other than Case New Holland or any credit subsidiaries to incur additional funded debt and the ability of CNH, Case New Holland and CNH guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets.

The 7.75% Senior Notes and the 7.875% Senior Notes are redeemable at Case New Holland’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in their respective indentures. The 7.25% Senior Notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.25% Senior Notes have been fully guaranteed by CNH Global N.V.

The increase in “Asset-backed Debt” for Financial Services from $311 million in 2009 to $5,236 million in 2010 reflects the consolidation of off-book debt relative to securitization transactions upon the adoption of the new accounting guidance on January 1, 2010. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted in 2010” to the Company’s consolidated financial statements for additional information on the adoption of this new accounting guidance.

A summary of the minimum annual repayments of long-term debt as of December 31, 2010, for 2012 and thereafter is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2012	$328	$3,008	$3,336
2013	1,066	1,182	2,248
2014	26	858	884
2015	2	274	276
2016 and thereafter	1,728	67	1,795
Long-Term Intersegment	510	543	—

Total	$3,660	$5,932	$8,539

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10: Income Taxes

The sources of income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2010, 2009, and 2008 are as follows:

	2010	2009	2008
	(in millions)
The Netherlands source	$17	$(13)	$(62)
Foreign sources	399	(80)	1,218

Income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$416	$(93)	$1,156

The provision for income taxes for the years ended December 31, 2010, 2009, and 2008 consisted of the following:

	2010	2009	2008
	(in millions)
Current income taxes	$105	$159	$299
Deferred income taxes	(28)	(67)	86

Total income tax provision	$77	$92	$385

A reconciliation of CNH’s statutory and effective income tax rate for the years ended December 31, 2010, 2009, and 2008 is as follows:

	2010	2009	2008
Tax provision at the Netherlands statutory rate	26%	26%	26%
Foreign income taxed at different rates	15	(2)	7
Change in valuation allowance	(9)	(147)	—
Withholding taxes and credits	6	(5)	1
Tax contingencies	(16)	(2)	3
Tax credits and incentives	(10)	38	(4)
Tax rate and legislative changes	6	(4)	(1)
Other	1	(3)	1

Total income tax provision	19%	(99)%	33%

During 2010, CNH reversed tax contingencies of approximately $101 million as a result of the settlement of certain tax examinations and the expiration of certain statutes of limitations. In addition, CNH released $71 million of allowances on deferred tax assets in certain jurisdictions, where it was now deemed more likely than not that the assets will be realized based on available evidence. Included in the release of valuation allowances were amounts related to India and Brazil.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$563	$621
Marketing and sales incentive programs	213	198
Allowance for credit losses	186	110
Inventories	110	94
Warranty and modification programs	74	60
Restructuring	14	23
Other accrued liabilities	379	451
Tax loss carry forwards	859	933
Less: Valuation allowances	(757)	(919)

Total deferred tax assets	$1,641	$1,571

Deferred tax liabilities:
Other intangible assets	196	187
Property, plant and equipment	292	247
Inventories	95	104
Other	52	81

Total deferred tax liabilities	635	619

Net deferred tax assets	$1,006	$952

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2010 and 2009 as follows:

	2010	2009
	(in millions)
Current deferred tax asset	$633	$517
Long-term deferred tax asset	536	542
Current deferred tax liability	(56)	(53)
Long-term deferred tax liability	(107)	(54)

Net deferred tax asset	$1,006	$952

CNH has tax loss carry forwards in a number of tax jurisdictions. The years in which tax losses expire are as follows: $19 million in 2012; $11 million in 2013; $34 million in 2014; $25 million in 2015; $17 million in 2016; $15 million in 2017; and $133 million with expiration dates from 2018 through 2030. CNH also has tax loss carry forwards of approximately $3 billion with indefinite lives. Certain countries have a “change in ownership” rule that results in forfeiture of tax loss carry forwards. Due to the Fiat Group demerger, on January 1, 2011, CNH will forfeit nearly $1 billion of tax loss carry forwards that are offset by full long standing valuation allowances, principally relating to Germany.

CNH participated in tax sharing agreements with other Fiat Group companies in the U.K. and Italy. These agreements allow tax losses generated in one company to offset the income of the other companies within the Fiat Group. During 2010, CNH derived $66 million of tax benefit from the tax sharing agreements. Due to the Fiat Group demerger, CNH will participate in tax sharing agreements in the U.K. and Italy with companies in the Fiat Industrial Group.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2010	2009
	(in millions)
Balance, beginning of year	$423	$374
Additions based on tax positions related to the current year	18	23
Additions for tax positions of prior years	66	109
Reductions for tax positions of prior years	(134)	(48)
Reductions for tax positions as a result of lapse of statute	(26)	(31)
Settlements	(35)	(4)

Balance, end of year	$312	$423

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $112 million.

The remaining tax contingencies included in the balance sheet at December 31, 2010 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $85 million and increases of approximately $40 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance at December 31, 2010, are $1 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $18 million, $9 million and $12 million in interest and penalties, respectively. The Company had approximately $55 million, $70 million and $65 million for the payment of interest and penalties accrued at December 31, 2010, 2009 and 2008, respectively.

In the first quarter of 2010, the U.S. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Health Care Acts”) were signed into law. The Health Care Acts contain a provision eliminating tax deductibility of retiree health care costs to the extent of federal subsidies received by plan sponsors that provide retiree prescription drug benefits equivalent to Medicare Part D coverage. However, the tax benefit related to the Medicare Part D subsidies would be extended until December 31, 2012. For all tax years ending after December 31, 2012, there would no longer be a tax benefit for the Medicare Part D subsidies. Therefore, the impact to the Company for the loss of this future tax benefit (after December 31, 2012) was an additional tax expense of $22 million recorded in 2010.

During 2010, certain countries enacted changes to their respective statutory income tax rate which are effective starting in 2010. In Canada, the federal statutory income tax rate was reduced 1% from 19% to 18% reducing the overall tax rate from 31% to 30%. In India, the statutory income tax rate remained at 30%; however, the surcharge was reduced from 10% to 7.5% reducing the overall tax rate from 33.99% to 31.22%. From April 1, 2011, the U.K. will reduce its statutory income tax rate by 1% from 28% to 27%.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company files income tax returns in various foreign jurisdictions, of which the U.S., Brazil, Australia, Canada, and certain countries in the European Union represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 1997 through 2010 that are anticipated to be completed by the end of 2013. During 2010, the Company settled various tax examinations and has made cash payments of $58 million. There are certain taxing authorities that have proposed adjustments to the Company for certain tax positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement by the end of 2011. The potential tax deficiency assessment could result in cash payments in the range of $40 to $45 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the Company’s results of operation.

The Company has not provided deferred taxes on $2.5 billion undistributed earnings of non-Netherlands’ subsidiaries at December 31, 2010, as the Company’s intention continues to be to indefinitely reinvest these earnings in non-Netherlands operations. In order to better align the Company’s global equity structure, Case New Holland, Inc. distributed $2.1 billion to the Company in a one-time distribution on December 17, 2010. This distribution is subject to a 5% U.S. withholding tax, which resulted in a $22 million tax expense for 2010.

Note 11: Restructuring

The following summarizes restructuring charges by reportable segment during 2010, 2009 and 2008:

	Years Ended December 31,
	2010	2009	2008
	(in millions)
Agricultural equipment	$7	$66	$30
Construction equipment	9	32	4
Financial services	—	4	5

Total restructuring	$16	$102	$39

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing CNH’s manufacturing footprint and reducing salaried personnel. In 2009, CNH reorganized its Construction Equipment business’s management structure and started the process to move all production activities from its construction equipment plant located in Imola, Italy to other CNH facilities.

Restructuring costs of $16 million in 2010 primarily related to severance and other employee-related costs incurred due to personnel reduction actions being implemented under the 2009 plan.

Restructuring costs of $102 million in 2009 primarily related to severance and other employee-related costs incurred due to personnel reduction actions being implemented under the 2009 plan. The Company recognized $87 million relating to salaried personnel reduction, $10 million related to industrial workforce reduction and $5 million related to closing, selling, and downsizing existing facilities.

Restructuring costs of $39 million in 2008 primarily related to severance and other employee-related costs, and business costs related to closing of manufacturing facilities. The Company recorded $31 million of restructuring expense relating to the personnel reduction plan, $4 million related to the 2007 closure of a Berlin, Germany facility, and $4 million related to the closure of other facilities.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs related to closing, selling, and downsizing existing facilities were due to excess capacity and duplicate facilities and primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facility in Belleville, Pennsylvania;

•	rationalization of parts depots in Kansas City, Kansas, St. Paul, Minnesota; and Omaha, Nebraska:

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

•	rationalization of the combine manufacturing plant in East Moline, Illinois; and

•

other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

The following table sets forth restructuring activity for the years ended December 31, 2010, 2009, and 2008:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2008	$4	$6	$—	$10
Additions	41	9	(11)	39
Reserves utilized: cash	(34)	(6)	—	(40)
Reserves utilized: non-cash	—	(6)	11	5

Balance at December 31, 2008	11	3	—	14
Additions	97	5	—	102
Reserves utilized: cash	(54)	(7)	—	(61)
Reserves utilized: non-cash	(12)	—	—	(12)
Currency translation adjustments	2	—	—	2

Balance at December 31, 2009	44	1	—	45
Additions	15	1	—	16
Reserves utilized: cash	(41)	(2)	—	(43)
Reserves utilized: non-cash	—	—	—	—
Currency translation adjustments	(3)	—	—	(3)

Balance at December 31, 2010	$15	$—	$—	$15

Remaining costs expected to be incurred	$16	$1	$—	$17

Non-cash utilization in 2009 of $12 million relates to the recognition of a curtailment loss on CNH’s pension and postretirement benefit plans due to a permanent reduction in personnel in the United States. See Note 12 for additional information.

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under prevailing circumstances. If future events warrant changes to these estimates, such adjustments will be reflected in the applicable consolidated statements of operations as “Restructuring.”

Note 12: Employee Benefit Plans and Postretirement Benefits

CNH has defined benefit plans that cover certain employees in various jurisdictions. Benefits are generally based on years of service and, for most salaried employees, on final average compensation. CNH’s defined benefit pension plans in the U.S., U.K. and Canada are all closed to new entrants.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH has postretirement health and life insurance plans that cover certain U.S. and Canadian employees. CNH’s U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001, and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement.

Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any of these assets or liabilities. See “Note 14: Commitments and Contingencies, Other Litigation” for a discussion of litigation related to certain obligations retained by former parent companies.

Obligations and Funded Status

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2010 and 2009:

	Pension Benefits		Other Postretirement Benefits
	2010	2009	2010	2009
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of year	$2,799	$2,473	$1,152	$1,190
Service cost	24	23	9	8
Interest cost	144	152	60	73
Plan participants’ contributions	2	3	5	5
Actuarial loss (gain)	90	218	57	(51)
Gross benefits paid	(192)	(190)	(80)	(75)
Plan amendments	6	(5)	(50)	(15)
Curtailment loss (gain)	—	8	—	6
Currency translation adjustments and other	(66)	117	3	11

Actuarial present value of benefit obligation at end of year	2,807	2,799	1,156	1,152

Change in plan assets:
Plan assets at fair value at beginning of year	1,951	1,640	66	54
Actual return on plan assets	212	249	8	12
Employer contributions	130	153	74	69
Plan participants’ contributions	2	3	5	5
Gross benefits paid	(192)	(190)	(80)	(75)
Currency translation adjustments and other	(32)	96	1	1

Plan assets at fair value at end of year	2,071	1,951	74	66

Funded status:	$(736)	$(848)	$(1,082)	$(1,086)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2010, CNH amended the postretirement health benefit plan that covers certain salaried and non-union hourly participants in the U.S. CNH changed the coverage for participants eligible for Medicare from a Medicare Advantage Plan to a Customized Supplement Plan, resulting in a reduction in CNH’s other postretirement benefit liability of $49 million. This actuarial gain will be amortized into earnings over the average remaining working lives of active participants and for participants that are inactive, the prior service costs will be amortized into profit or loss over the remaining life expectancy of participants.

The Health Care Acts signed into law in 2010 imposes an excise tax on U.S. health benefit plans when the aggregate value of employer-sponsored health insurance coverage for a plan participant exceeds a threshold amount beginning in 2018 (so-called “Cadillac Plans”). The tax is equal to 40 percent of the excess over the threshold. CNH expects to incur additional costs of $20 million, calculated on a present value basis, on its U.S. postretirement health insurance plans as a result of the excise tax. These costs have been included in the measurement of the CNH’s benefit obligations as of December 31, 2010.

The net actuarial loss of $90 million on pension benefits and $57 million on other postretirement benefits in 2010 were primarily due to lower discount rates. The net actuarial loss of $218 million on pension benefits during 2009 was primarily due to decreases in discount rates in the U.S. and U.K. The other postretirement benefit actuarial gains and losses include the impacts of changes in estimated claim costs and other factors.

Net amounts recognized in the consolidated balance sheets as of December 31, 2010 and 2009 consist of:

	Pension Benefits		Other Postretirement Benefits
	2010	2009	2010	2009
	(in millions)
Non-current assets	$5	$—	$—	$—
Current liabilities	(40)	(45)	(13)	(18)
Non-current liabilities	(701)	(803)	(1,069)	(1,068)

Net liability recognized at end of year	$(736)	$(848)	$(1,082)	$(1,086)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2010 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$(807)	$(231)
Unrecognized prior service (cost) credit	(4)	74

Total	$(811)	$(157)

The following table summarizes CNH’s pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2010	2009
	(in millions)
Accumulated benefit obligation	$2,611	$2,698

Fair value of plan assets	$1,901	$1,885

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s pension plans with projected benefit obligations in excess of plan assets:

	December 31,
	2010	2009
	(in millions)
Projected benefit obligation	$2,697	$2,788
Fair value of plan assets	$1,956	$1,940

The total accumulated benefit obligation for all pension plans as of December 31, 2010 and 2009, was $2,772 million and $2,762 million, respectively. Total projected benefit obligations for unfunded pension plans were $463 million and $481 million as of December 31, 2010 and 2009, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2010, 2009, and 2008:

	Pension Benefits			Other Postretirement Benefits
	2010	2009	2008	2010	2009	2008
	(in millions)
Service cost	$24	$23	$26	$9	$8	$8
Interest cost	144	152	166	60	73	72
Expected return on assets	(137)	(122)	(161)	(5)	(4)	(8)
Amortization of:
Prior service cost (credit)	2	1	2	(41)	(39)	(43)
Actuarial loss	66	71	38	15	21	30

Net periodic benefit cost	99	125	71	38	59	59
Curtailment and settlement loss (gain) and other	1	8	3	(1)	6	(8)

Net periodic benefit cost	$100	$133	$74	$37	$65	$51

Expense related to benefits for inactive employees totaled $97 million, $142 million, and $90 million for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in “Other, net” in the accompanying consolidated statements of operations.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2010 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net periodic benefit cost recognized in net income	$(100)	$(37)
Other changes in plan assets and benefit obligations:
Net actuarial (loss) gain	(15)	(54)
Prior service (cost) credit	(6)	50
Amortization of actuarial loss	66	15
Amortization of prior service cost (credit)	2	(41)
Curtailment and settlement	—	(1)
Currency translation adjustments and other	6	(1)

Total recognized in other comprehensive income (loss)	53	(32)

Total recognized	$(47)	$(69)

Pre-tax amounts expected to be amortized in 2011 from accumulated other comprehensive income (loss) consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$59	$21
Prior service cost (credit)	2	(26)

Total	$61	$(5)

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2010 and 2009, and the net periodic benefit cost of CNH’s defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2010, 2009, and 2008:

	2010		2009		2008
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	5.17%	5.18%	5.51%	5.47%
Rate of increase in future compensation	3.39%	3.50%	3.42%	3.50%
Weighted-average, long-term rates of return on plan assets	7.34%	7.75%	7.34%	7.75%
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates	5.51%	5.26%	6.25%	6.48%	5.96%	6.14%
Rate of increase in future compensation	3.42%	3.50%	3.25%	4.00%	3.85%	4.00%
Weighted-average, long-term rates of return on plan assets	7.34%	7.75%	7.34%	7.75%	7.77%	8.00%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed discount rates are used in measurements of pension and postretirement benefit obligations and interest cost components of net periodic cost. CNH selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date.

The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the Company’s benefit obligations could effectively be settled as of the Company’s measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH’s projected cash flows against a high quality bond yield curve, calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Company’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

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

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration for the Company’s U.S. assumption. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost shifting, utilization changes, aging population and a changing mix of medical services.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, the U.S. and Canada represented approximately 95% and 5%, respectively, of the total other postretirement benefit obligation. The following assumed health care trend rates were utilized in determining the funded status as of December 31, 2010 and 2009, and net periodic benefit cost of CNH’s postretirement health and life insurance plans for the years ended December 31, 2010, 2009, and 2008:

	2010		2009		2008
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Assumptions used to determine funded status at December 31:
Weighted-average, assumed initial healthcare cost trend rate	8.00%	8.50%	8.50%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2018
Assumptions used to determine expense for the years ended December 31:
Weighted-average, assumed initial healthcare cost trend rate	8.50%	9.00%	9.00%	8.00%	9.00%	8.50%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2015	2012	2015

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2010 net postretirement benefit expense	$6	$(5)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2010	$104	$(88)

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Weighted average target asset allocation for all plans for 2010 are as follows:

All Plans
Asset category:
Equity securities	38%
Debt securities	51%
Cash/Other	11%

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

The U.S. plan assets are held in a master trust. Participants in the master trust include other subsidiaries of Fiat until January 1, 2011. CNH does not own individual assets in the master trust. For purposes of this disclosure, CNH’s share of each of the U.S. master trust asset categories is included in the amounts presented below.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
Total U.S. equities	$193	$193	$—	$—
Total non-U.S. equities	7	7	—	—

Total equity securities	200	200	—	—

Fixed income securities:
U.S. government bonds	190	—	190	—
U.S. corporate bonds	207	—	207	—
Non-U.S. corporate bonds	50	—	50	—
Mortgage backed securities	21	—	21	—
Other fixed income	4	—	4	—

Total fixed income securities	472	—	472	—

Other types of investments:
Mutual funds(A)	1,005	—	1,005	—
Investment funds(B)	429	—	429	—
Insurance contracts	16	—	—	16
Derivatives:
Futures—Assets	2	—	2	—
Futures—Liabilities	(2)	—	(2)	—

Futures—net value	—	—	—	—
Credit default swaps—Assets	1	—	1	—
Credit default swaps—Liabilities	(1)	—	(1)	—

Credit default swaps—net value	—	—	—	—

Total other types of investments	1,450	—	1,434	16

Cash:	23	2	21	—

Total	$2,145	$202	$1,927	$16

(A)

This category includes mutual funds that invest approximately 5% in U.S. equities, 38% in non-U.S. equities, 5% in U.S. corporate bonds, 13% in non-U.S. corporate bonds, 1% in U.S. government bonds, 32% in non-U.S. government bonds, 3% in cash and 3% in other investments.

(B)

This category includes funds that invest approximately 49% in U.S. equities, 20% in non-U.S. equities, 4% in U.S. corporate bonds, 5% in non-U.S. corporate bonds, 1% in U.S. government bonds, 13% in non-U.S. government bonds and 8% in cash and other investments.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2010:

	Non-US Government Bonds	Non-US Corporate Bonds	Other Fixed Income	Insurance Contracts
Balance at December 31, 2009	$10	$2	$2	$16
Actual return on plan assets:
Related to assets still held at year end	—	—	—	—
Relating to assets sold during the year	—	—	—	—
Purchases, issuances and settlements	(9)	(2)	—	—
Transfers in and/or out of Level 3	(1)	—	(2)	—

Balance at December 31, 2010	$—	$—	$—	$16

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
Total U.S. equities	$281	$281	$—	$—
Total non-U.S. equities	155	155	—	—
Emerging markets	4	4	—	—

Total equity securities	440	440	—	—

Fixed income securities:
U.S. government bonds	169	—	169	—
U.S. corporate bonds	304	—	304	—
Non-U.S. government bonds	336	284	42	10
Non-U.S. corporate bonds	106	12	92	2
Mortgage backed securities	29	—	29	—
Other fixed income	35	10	23	2

Total fixed income securities	979	306	659	14

Other types of investments:
Mutual funds(A)	202	13	189	—
Investment funds(B)	294	—	294	—
Hedge funds	6	—	6	—
Insurance contracts	16	—	—	16
Derivatives:
Credit default swaps—Assets	10	—	10	—
Credit default swaps—Liabilities	(10)	—	(10)	—

Credit swaps—net value	—	—	—	—
Foreign exchange contracts—Assets	1	—	1	—
Foreign exchange contracts—Liabilities	(3)	—	(3)	—

Foreign exchange contracts—net value	(2)	—	(2)	—
Other investments(C)	17	17		—

Total other types of investments	533	30	487	16

Cash:	65	32	33	—

Total	$2,017	$808	$1,179	$30

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(A)

This category includes mutual funds that invest approximately 62% in non-U.S. equities, 2% in U.S. corporate bonds, 26% in non-U.S. corporate bonds, 5% in non-U.S. government bonds and 5% in cash and other investments.

(B)

This category includes funds that invest approximately 41% in U.S. equities, 26% in non-U.S. equities, 1% in U.S. corporate bonds, 9% in non-U.S. corporate bonds, 1% in U.S. government bonds, 14% in non-U.S. government bonds and 8% in cash and other investments.

(C)	This category is comprised of investments in commodities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2009:

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

During 2010, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of $70 million. CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plans will be up to $70 million in 2011. During 2010, CNH contributed $59 million to its non-U.S. defined benefit plans and expects to make contributions to such plans in 2011 of approximately $55 million.

During 2010 and 2009, CNH did not make any voluntary contributions to its postretirement benefit plans; however, CNH made benefit payments of $74 million and $69 million during 2010 and 2009, respectively. CNH expects that cash requirements for other postretirement employee benefit costs will be approximately $81 million in 2011.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits	Other Postretirement Benefits	Medicare Part D Reimbursement
	(in millions)
Employer contributions:
2011 (expected)	$126	$82	N/A

Expected benefit payments and reimbursements:
2011	$194	$89	$2
2012	186	88	2
2013	189	89	2
2014	190	90	2
2015	190	90	2
2016 – 2020	945	406	7

Total	$1,894	$852	$17

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During the years ended December 31, 2010, 2009, and 2008, CNH recorded expense of $33 million, $34 million, and $33 million, respectively, for its defined contribution plans.

Note 13: Other Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2010 and 2009 is as follows:

	2010	2009
	(in millions)
Value-added taxes and other taxes payable	$738	$479
Marketing and sales incentive programs	774	690
Warranty and modification programs	350	301
Accrued payroll	275	163
Legal reserves	237	213
Accrued income tax liability	169	111
Deferred income	136	115
Accrued interest	91	99
Defined benefit and other retirement plan obligations	74	82
Current deferred tax liability	56	53
Customer advances	51	28
Restructuring	15	45
Other	379	299

Total other accrued liabilities	$3,345	$2,678

Note 14: Commitments and Contingencies

CNH and its subsidiaries are party to various legal proceedings in the ordinary course of business, including: product liability; product warranty; environmental; asbestos; dealer disputes; disputes with suppliers and service providers; workers compensation; patent infringement; and customer and employment matters. The ultimate outcome of legal matters pending against CNH and its subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on CNH, such lawsuits could have, in the aggregate, a material adverse effect on CNH’s consolidated financial condition, cash flows, and results of operations.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 51 non-owned sites at which regulated materials allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 46 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September, 2004, the United States Environmental Protection Agency ( EPA”) proposed listing the Parkview Well Site in Grand Island, Nebraska on the NPL. Within its proposal the EPA discussed two alleged alternatives, one of which identified historical on-site activities that occurred during prior ownership at CNH America’s Grand Island manufacturing plant property as a possible contributing source of area groundwater contamination. CNH America filed comments on the proposed listing which reflected its opinion that the data does not support the EPA’s reliance on the Grand Island facility as a potential basis for listing. In April, 2006, the EPA finalized the listing. After subsequent remedial investigations were completed by the EPA and the Company in 2006, the EPA advised that it will proceed with a remediation funded by the Federal Superfund without further participation by CNH. The U.S. EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH, certain of its subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, CNH believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 51 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH believes that the costs associated with the Waste Sites will not have a material adverse effect on the Company’s business, financial position or results of operations.

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

Based upon information currently available, the Company estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $31 million to $92 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2010, environmental reserves of approximately $50 million have been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Litigation

Yolton : In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co. and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco Inc., “El Paso”) and Case, LLC (now known as CNH America LLC, “CNH”). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act and Labor Management Relations Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco Inc. agriculture and construction equipment business who retired before selected assets of that business were transferred to CNH in June 1994. El Paso administers the health insurance programs for these retirees. An agreement had been reached with the UAW capping the premium amounts that El Paso would be required to pay. Any amount above the cap limit would be the responsibility of the retirees. In 1998, in exchange for a release of all further liability for above-cap costs, CNH contributed $28 million to a Voluntary Employee’s Beneficiary Association (“VEBA”) to help defray the retirees’ above-cap costs.

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

On March 7, 2008, the district court entered several orders. First it denied El Paso’s motion for summary judgment with respect to the benefits vesting issue, and granted plaintiff’s summary judgment motion with respect to liability. The court also denied CNH’s motion for summary judgment with respect to the “alter ego” basis of liability, effectively ruling for plaintiffs on that issue. The court denied CNH’s motion for summary judgment on the VEBA release issue. The VEBA release issue was tried the week of January 26, 2009. On October 27, 2009, the court ruled against CNH on the VEBA release issue. CNH intends to appeal this decision. El Paso is still adjudicating the damage claims of the plaintiffs.

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

Despite the fact that El Paso has been finally determined to be financially responsible for the benefits which the plaintiffs seek, CNH could be exposed to losses if El Paso at some future time is unable to fulfill its indemnification obligations to CNH under the Reorganization Agreement. CNH is unable to quantify the amount of the health care obligations and cannot estimate the possible loss or range of losses on this matter as El Paso administers the health care plan. It is possible that such losses could be material.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ACT: Three of CNH’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation (Class 2 and Class IV) against the Inland Revenue of the United Kingdom (“Revenue”) arising out of the discrimination under EU law in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. The test claimant Pirelli was unsuccessful in both the High Court and the Court of Appeal during 2010 on the Class 2 and Class IV arguments, with no granting of an appeal to the Supreme Court allowed by the Court of Appeal. Pirelli is currently seeking separate leave of appeal directly to the Supreme Court.

In December 2010 CNH UK repaid all monies received from the Revenue, without prejudice to the final outcome of the group litigation. The total repayment to the Revenue by CNH UK was £24.7 million including simple interest. As CNH UK had already provided in full for these repayments no further adverse impact on the results of CNH UK arose.

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

On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims. During the years 2007 through 2009, CNH made various payments to PGN (including approximately $55 million in October 2007, approximately $17 million in December 2008, and approximately £1.9 million in March 2009) in connection with the damages award and on the resolution of certain procedural issues. Pursuant to a Deed of Settlement, dated June 15, 2009, CNH paid PGN a final settlement of $5 million and the parties to the arbitration proceeding resolved all outstanding issues relating to the arbitration and the termination of the Services Agreement.

Cheron: In connection with a logistics Services Agreement among CNH Global N.V., PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron and by PGN purportedly “in the name and on behalf of” CNH Global N.V. (“CNH Global”). CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005 and as a result of the termination of the Services Agreement Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the district court issued an order requiring CNH Global to pay €1.5 million ($2.4 million) to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At this point the matter returned to the district court for a determination of liability.

On September 24, 2008, the district court issued its interim award with respect to liability. The district court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million ($34 million). CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the district court interim award with respect to liability is incorrect. The damages phase of the case is currently pending and a hearing was held on June 9, 2010. On July 14, 2010 the District Court in Haarlem issued an interim judgment on damages in effect rejecting Cheron’s arguments in favor of a materially longer time period during which lost profit damages accrued. CNH continues to believe Cheron’s damages claim is materially inflated and unsustainable and will vigorously defend this matter. Management has considered relevant facts in connection with this matter and has established what it believes to be a reasonable accrual. It is possible that the actual loss may exceed the amount accrued but, in the Company’s view, any such excess is unlikely to be material.

Ligon: On February 5, 2009, a lawsuit was filed by Ligon Capital LLC (a former CNH supplier) against CNH America LLC. Ligon alleges fraud and breach of contract resulting from its termination as a CNH supplier in June 2008. Ligon claims that CNH defrauded them by failing to disclose plans to source from other suppliers and induced Ligon to purchase and process unique components to fulfill CNH’s forecasted hydraulic cylinder orders. Ligon seeks $5.3 million in damages consisting of unpurchased inventory, capital improvements, expedited freight charges and overtime allegedly incurred to meet CNH’s forecasted orders. CNH believes that, in the absence of an express contract, it had no duty to disclose its plans to source from other suppliers and any reliance upon forecasted orders (as opposed to firm orders) was unreasonable, because forecasted orders were subject to modification and cancellation. CNH also disputes the amount of alleged damages as being overstated. On January 27, 2010, a single arbitrator in a non-binding arbitration held that the evidence would support an award of compensatory damages to Ligon in the amount of approximately $5.3 million, with the potential for additional punitive damages. The arbitrator’s decision was rendered in the absence of formal discovery being imposed upon Ligon for the production of internal documents and testimony. The case is now proceeding to formal discovery, including production by Ligon of internal documents and testimony which may rebut the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arbitrator’s findings. CNH will continue to vigorously defend this matter. Management has considered relevant facts in connection with this matter and has established what it believes to be a reasonable accrual. It is possible that the actual loss may exceed the amount accrued but, in the Company’s view, any such excess is unlikely to be material. In addition, it is possible that punitive damages could be assessed and that the amount of punitive damages could be material, however, CNH cannot estimate a range of possible punitive damages that might be assessed.

CNH records litigation expense in the consolidated statements of operations in the line “Other, net.”

Commitments

Minimum rental commitments at December 31, 2010, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2011	$32
2012	21
2013	16
2014	15
2015	14
2016 and beyond	58

Total minimum rental commitments	$156

Total rental expense for all operating leases was $35 million, $39 million, and $39 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label revolving charge accounts	$3,966	$286	$3,680
Wholesale and dealer financing	$5,670	$2,945	$2,725

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2010, total commitments of this type are approximately $543 million.

In addition CNH provides payment guarantees on financial debts of customers for approximately $539 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to customers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2010, the guaranteed portfolio balance is $396 million.

Fiat issued to BNDES a guarantee in the maximum amount of $1 billion in connection with BNDES making available to Banco CNH a credit line in the amount of $1 billion. CNH has issued to Fiat a guarantee in the maximum amount of $1 billion and covering any amounts Fiat may be required to pay under its guaranty in favor of BNDES. CNH anticipates that the Fiat guarantee in favor of BNDES will be replaced in the near future with a comparable guarantee issued by Fiat Industrial.

Warranty and Campaign Reserve

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for basic warranty costs and other service action costs. A summary of recorded activity for the years ended December 31, 2010 and 2009 for the basic warranty and accruals for modification programs are as follows:

	2010	2009
	(in millions)
Balance, beginning of year	$301	$294
Current year additions	377	328
Claims paid	(328)	(342)
Currency translation adjustment	—	21

Balance, end of year	$350	$301

Note 15: Financial Instruments

Under current accounting guidance, the Company may elect to measure financial instruments and certain other items at fair value that were previously not required to be measured at fair value. This fair value option must be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made. The adoption of this new accounting guidance did not have an impact on CNH’s financial position and results of operations, as the Company did not elect the fair value measurement option for eligible items.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

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

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges are reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat subsidiaries. The total notional amount of foreign exchange hedges and interest rate derivative hedges with certain Fiat subsidiaries as counterparties was approximately $3.5 billion and $2.9 billion as of December 31, 2010 and 2009, respectively. Beginning January 1, 2011, as a result of the demerger, contracts whose counterparties were Fiat subsidiaries were transferred to certain Fiat Industrial subsidiaries. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for any of the periods presented. The maturity of these instruments does not exceed 17 months and the net of tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months is approximately $4 million. If a

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable the cumulative amount recorded in AOCI is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH also uses forwards and swaps to hedge certain short-term receivables and liabilities denominated in foreign currencies and foreign operational cash flow exposures. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH’s foreign exchange derivatives was $4.2 billion and $3.2 billion at December 31, 2010 and 2009, respectively.

Interest Rate Derivatives

CNH has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by CNH to mitigate the risk of rising interest rates related to the anticipated issuance of short-term LIBOR based debt in future periods. Further, CNH used these swaps to mitigate the risk of rising interest rates related to variable-rate debt in certain ABS trusts associated with CNH’s retail securitization programs. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. Ineffectiveness recognized related to these hedging relationships for the year ending December 31, 2010 and 2009 was $7 million and $6 million, respectively, and was not significant for the year ended December 31, 2008. These amounts are recorded in “Other, net” in the consolidated statement of operations. Furthermore for the years ended December 31, 2010, 2009 and 2008, CNH recorded losses of less than $1 million, $13 million, and $23 million, respectively, related to the discontinuance of cash flow hedge accounting for instances where the forecasted transactions were no longer probable. These amounts are recorded in “Interest expense” and “Other, net” in the consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 60 months and CNH expects net gains or losses to be insignificant.

Interest rate derivatives that have been designated in fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no material ineffectiveness as a result of fair value hedge relationships in 2010, 2009, or 2008, respectively.

CNH also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These instruments are used to mitigate interest rate risk related to the CNH’s ABCP facilities and various ABS trusts. These facilities and trusts require CNH to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into a compensating position. Net gains and losses on these instruments were insignificant for

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010, 2009, and 2008, respectively. As a result of the new consolidation accounting guidance adopted January 1, 2010, interest rate derivatives, which were held by SPEs and are now consolidated, were recorded as part of the adoption adjustment. The table below summarizes the impact of the adoption specific to the interest rate derivatives and the location on the balance sheet.

January 1, 2010
(in millions)
Other assets	$3
Other liabilities	24
Accumulated other comprehensive income (net of tax of $9 million)	14

Most of CNH’s interest rate derivatives are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The future notional of some of CNH’s interest rate derivatives is not known in advance. These derivatives are considered Level 3 derivatives. The fair market value of these derivatives is calculated using market data input and a forecasted future notional. The total notional amount of CNH’s interest rate derivatives was approximately $4 billion and $5.5 billion at December 31, 2010 and 2009, respectively.

Financial Statement impact of CNH Derivatives

The location on the Consolidated Balance Sheets and the fair value of CNH’s derivatives as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions)
Derivatives Designated as Hedges:
Other Assets:
Foreign exchange contracts:
Equipment Operations	$42	$41
Interest rate derivatives:
Equipment Operations	14	2
Financial Services	13	17

Total	$69	$60

Other Liabilities:
Foreign exchange contracts:
Equipment Operations	62	72
Interest rate derivatives:
Equipment Operations	16	—
Financial Services	17	20

Total	$95	$92

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2010	2009
	(in millions)

Derivatives Not Designated as Hedges:
Other Assets
Foreign exchange contracts:
Equipment Operations	$19	$28
Financial Services	3	—
Interest rate derivatives:
Financial Services	8	14

Total	$30	$42

Other Liabilities
Foreign exchange contracts:
Equipment Operations	$39	$55
Interest rate derivatives:
Financial Services	10	17

Total	$49	$72

The location of pre-tax gains (losses) on the Consolidated Statements of Operations related to CNH’s derivatives for the year ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions)
Fair Value Hedges
Interest rate derivatives—Other, Net	$(3)	$2
Gains/(losses) on hedged items—Other, Net	3	(1)

Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(44)	$(51)
Interest rate derivatives—accumulated other comprehensive income	(33)	26
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net Sales	(15)	(10)
Foreign exchange contracts—Cost of Goods Sold	(20)	(38)
Interest rate derivatives—Interest Expense	(41)	(13)
Interest rate derivatives—Finance and Interest Income	—	(2)
Recognized directly in income (amounts excluded from effectiveness testing and ineffective portion):
Foreign exchange contracts—Other, Net	(29)	7
Interest rate derivatives—Other, Net	(7)	(9)
Interest rate derivatives—Interest Expense	—	(10)

Not Designated as Hedges
Foreign exchange contracts—Other, Net	$19	$53
Interest rate derivatives—Other, Net	—	(6)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retained Interest in Securitized Assets

Beginning January 1, 2010, with the adoption of the new accounting guidance related to VIEs, CNH reclassified retained interests to receivables for transactions that were consolidated under this guidance. For transactions that are considered sales and are off-book, CNH continues to carry the retained interest at estimated fair value, which it determines by discounting the projected cash flows over the expected life of the assets sold in connection with such transactions using prepayment, default, loss and interest rate assumptions. CNH recognizes declines in the value of its retained interests, and resulting charges to income or equity, when their fair value is less than their carrying value. The portion of the decline from discount rates exceeding those in the initial transaction is charged to equity. All other credit related declines are charged to income. Assumptions used to determine fair values of retained interests are based on internal evaluations and, although CNH believes its methodology is reasonable, actual results may differ from its expectations. CNH’s current estimated valuation of retained interests may change in future periods, and CNH may incur additional impairment charges as a result. Retained interests in securitized assets are generally classified in Level 3 of the fair value hierarchy. As of December 31, 2010, retained interests in securitized assets are $39 million.

Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2009 were as follows:

	Range	Weighted Average
Constant prepayment rate	15.00-20.00%	19.31%
Expected credit loss rate	0.59-1.50%	0.79%
Discount rate	9.00-17.00%	14.06%
Remaining maturity in months	13-32	25

The fair value is compared to the carrying value of the retained interests and consistent with new accounting guidance issued in 2009 for changes in credit-related rates that result in an excess of carrying value over fair value, an impairment of the retained interests is recorded with a corresponding offset to income. If changes in the discount rates result in an excess of carrying value over fair value, an impairment to the retained interest is recorded with the offset included in accumulated other comprehensive income. Based on this analysis, CNH reduced the value of its retained interests by $37 million and $42 million in 2009 and 2008, respectively.

Impact on Fair Value

The weighted average of significant assumptions used in estimating the fair values of retained interests from sold receivables, which remained outstanding at December 31, 2009, and the sensitivity of the current fair value to a 10% and 20% adverse change were as follows:

	Assumption	10% Change	20% Change
	(in millions except percentages)
Constant prepayment rate	18.58%	$2	$2
Expected credit loss rate	1.10%	$4	$9
Discount rate	10.21%	$7	$14
Remaining maturity in months	15

The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding, assuming exercise of cleanup calls.

Actual and expected retail credit losses are summarized as follows:

	Retail Receivables Securitized in
	2009	2008
As of December 31, 2009	0.78%	1.69%
As of December 31, 2008		0.86%

Credit losses are calculated by adding the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Level 2		Level 3		Total
	2010	2009	2010	2009	2010	2009
	(in millions)
Assets
Foreign Exchange Derivatives	$64	$69	$—	$—	$64	$69
Interest Rate Derivatives	35	32	—	1	35	33
Retained Interests	—	—	39	1,259	39	1,259

Total Assets	$99	$101	$39	$1,260	$138	$1,361

Liabilities
Foreign Exchange Derivatives	$102	$127	$—	$—	$102	$127
Interest Rate Derivatives	37	35	5	2	42	37

Total Liabilities	$139	$162	$5	$2	$144	$164

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the changes in the Level 3 fair-value category for the years ended December 31, 2010 and 2009:

	Retained Interests	Derivative Financial Instruments
	(in millions)
Balance at December 31, 2008	$804	$(1)
Total gains or losses (realized / unrealized)
Included in earnings	(14)	—
Included in other comprehensive income (loss)	29	—
Purchases, issuances and settlements	440	—

Balance at December 31, 2009	$1,259	$(1)
Total gains or losses (realized / unrealized)
Impact from accounting change	(1,222)	(24)
Included in earnings	—	20
Purchases, issuances and settlements	2	—

Balance at December 31, 2010	$39	$(5)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, deposits in Fiat subsidiaries’ cash management pools, accounts payable short-term debt and current maturities of long-term debt included in the consolidated balance sheets approximate fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheet as of December 31, 2010 and 2009 are as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Retail finance accounts receivable	$8,134	$8,369	$4,264	$4,205
Long-term public debt, excluding current maturities	$2,721	$3,005	$1,723	$1,787
Long-term asset backed debt, excluding current maturities	$3,113	$3,117	$146	$186
Other long-term debt, excluding current maturities	$2,706	$2,707	$3,181	$3,004

Retail finance receivables

The fair value of the retail finance receivables is based on the discounted values of their related cash flows at current market interest rates. The carrying amount of short-term receivables were assumed to approximate fair value.

Long-term debt, excluding current maturities

The fair values of the long-term debt were based on current market quotes for identical or similar borrowings and credit risk.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16: Shareholders’ Equity

The Articles of Association of CNH provide for authorized share capital of €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares, each with a per share par value of €2.25. At the general meeting of the shareholders held on March 12, 2010, the shareholders authorized CNH’s Board of Directors to issue shares for a period ending in March 2015.

During the years ended December 31, 2010 and 2009, changes in CNH common shares issued were as follows:

	Common Shares
	2010	2009
	(in thousands)
Issued as of beginning of year	237,553	237,525
Issuances of CNH Common Shares:
Shares issued to Directors	6	20
Stock-based compensation	1,029	8

Issued as of end of year	238,588	237,553

There were no Series A preference shares outstanding during the years ended December 31, 2010 and 2009.

No dividend was declared or paid in 2010 or 2009. A dividend of $0.50 per common share, totaling $118 million was declared and paid in 2008.

Note 17: Option and Incentive Plans

CNH issues share-based compensation awards to outside members of the Board of Directors under the CNH Outside Directors’ Compensation Plan, and to certain employees under the CNH Equity Incentive Plan. For the years ended December 31, 2010, 2009, and 2008, CNH recognized total share-based compensation expense of $34 million, $14 million and $0 million, respectively. For the years ended December 31, 2010, 2009, and 2008, CNH recognized a total tax benefit relating to share-based compensation expense of $10 million, $4 million, and nil, respectively. As of December 31, 2010, CNH has unrecognized share-based compensation expense related to non-vested awards of approximately $69 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.4 years.

Share Ownership

Collectively, CNH’s directors and executive officers beneficially own, or were granted options with respect to, less than one percent of CNH’s common shares. Directors’ automatic option awards vest after the third anniversary of the grant date.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and certain employees of CNH and its subsidiaries. As of December 31, 2010, CNH has reserved 15,900,000 shares for the CNH EIP.

Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2009 and 2001, CNH

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted stock options with an exercise price less than the quoted market price of CNH’s common shares at the date of grant. The exercise price of these grants were based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

Stock Option Grants

Beginning in 2006, the Company began to issue performance-based stock options under the CNH EIP. In April 2010, CNH granted approximately 1.5 million performance-based stock options (at target award levels) under the CNH EIP. As CNH’s 2010 results exceeded the target performance levels, 2.9 million of these options will vest. One-third of the options vested in February 2011 following the approval of 2010 results by the Board of Directors. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP in 2010 have a contractual life of five years from the initial vesting date.

Prior to 2006, certain stock option grants were issued which vest ratably over four years from the grant date and expire after ten years. Additionally, certain performance-based options, which had an opportunity for accelerated vesting subject to the attainment of specified performance criteria were issued; however, the performance criteria were not achieved. In any event, vesting of these performance-based options occurred seven years from the grant date. All options granted prior to 2006 have a contract life of ten years.

The following table reflects option activity under the CNH EIP for the year ended December 31, 2010:

	2010
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	4,332,835	$26.67
Granted	2,888,625	31.69
Forfeited	(324,494)	31.91
Expired	(115,460)	68.85
Exercised	(992,535)	20.69

Outstanding at end of year	5,788,971	29.07

Exercisable at end of year	1,431,524	36.40

Outstanding options under the CNH EIP have a weighted average remaining contract term of 4.2 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 2.4 years.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2010:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$13.58–$19.99	1,536,464	4.0	$13.66	$52,369,572	203,053	3.5	$14.15	$6,820,252
$20.00–$29.99	53,333	1.2	21.20	1,415,458	53,333	1.2	21.20	1,415,458
$30.00–$39.99	3,734,654	4.4	33.00	55,049,755	846,029	2.0	37.47	8,687,324
$40.00–$57.30	464,520	2.9	49.33	—	329,109	2.9	49.82	—

				$108,834,785				$16,923,034

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $47.74. No amount is shown for awards with an exercise price that is greater than the year-end market price.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award. Performance-based shares vest upon the attainment of specified performance objectives.

In September 2010, CNH granted approximately 2 million performance-based share awards under the CNH EIP. These performance shares will vest in three equal installments if specified targets are achieved on a cumulative basis during the three-, four- and five-year periods ended December 31, 2012, 2013 and 2014. The fair value of this award is $34.74 per share.

CNH granted performance-based share awards under the Top Performance Plan (“TPP”) in 2006 through 2009. Vesting of the TPP performance shares was dependent on achievement of specified targets by 2010. In 2006 and 2007, CNH recognized expense for TPP awards based on an assumption that the specified performance targets would be achieved in 2009. In 2008, CNH determined achievement of these performance targets to be improbable and CNH reversed all previously recognized stock-based compensation expense ($11 million). Achievement of the performance targets did not occur in either 2009 or 2010 and these awards were forfeited. CNH did not recognize any stock-based compensation expense related to TPP awards in 2009 or 2010.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2010:

	2010
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	1,349,000	$31.22
Granted	2,027,000	34.74
Forfeited	(1,359,000)	31.25
Vested	—	—

Nonvested at end of year	2,017,000	34.74

Restricted Share Grants

In September 2010, CNH granted 302,000 restricted share awards to selected key employees under the CNH EIP. Restricted shares vest in three equal installments over a three-year period ended September 30, 2013. The fair value of this award is $34.74 per share.

The following table reflects restricted share activity under the CNH EIP for the year ended December 31, 2010:

	2010
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	—	$—
Granted	326,000	34.56
Forfeited	(2,000)	34.74
Vested	(8,000)	32.35

Nonvested at end of year	316,000	34.62

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH Outside Directors’ Compensation Plan

The current CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Outside Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to outside directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. Each quarter of the CNH Outside Directors’ Plan year, the outside directors elect the form of payment of their Fees. If the elected form is common shares, the outside director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Outside Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be an outside director. The Corporate Governance and Compensation Committee has recommended, and the Board of Directors has approved, a proposed amendment to the CNH Outside Directors’ Plan. The amended CNH Outside Directors’ Compensation Plan is hereinafter referred to as the “CNH Directors’ Plan.” The proposed amendment is subject to shareholder ratification at CNH’s next annual general meeting of shareholders and shall have retrospective effect as of November 1, 2010. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the board of CNH under the CNH Directors’ Plan, provided that such members do not receive salary or other employment compensation from CNH, its subsidiaries or affiliates, Fiat or Fiat Industrial and their subsidiaries. Prior to 2007, the Company also issued automatic option awards, which vest after the third anniversary of the grant date. At December 31, 2010 and 2009, there were 693,914 and 700,058 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2010:

	2010
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	117,419	$27.54
Granted	12,904	26.73
Forfeited	—	—
Expired	(2,873)	59.17
Exercised	(36,610)	15.61

Outstanding at end of year	90,840	31.24

Exercisable at end of year	90,840	31.24

Outstanding and exercisable options under the Directors’ Plan have a weighted average remaining contract term of 6.6 years.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2010:

	Options Outstanding and Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)
$17.28–$26.00	29,076	6.7	$21.50	$763,026
$26.01–$40.00	44,188	6.4	28.96	829,702
$40.01–$56.00	11,162	7.1	47.27	23,383
$56.01–$66.41	6,414	6.9	63.16	—

				$1,616,111

(A)

The difference between the exercise price of stock-based compensation and the year-end market price of CNH common shares of $47.74. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Stock-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2010		2009		2008
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	2.0%	1.9%	2.2%	1.6%	2.4%	3.0%
Dividend yield	0.6%	0.5%	0.8%	0.7%	0.9%	0.9%
Stock price volatility	66.9%	74.1%	62.9%	70.6%	45.0%	40.5%
Option life (years)	5.00	3.73	5.00	3.73	5.00	3.59

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
CNH Directors’ Plan	$14.60	$8.03	$11.70
CNH EIP	$16.10	$9.03	$12.95

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant is based on the average of the vesting period of each tranche and the original contract term of 69 months. The expected life for CNH Directors’ Plan grants are based on management estimates. The expected dividend yield for the CNH EIP grant is based on the annual dividends which have been paid on CNH’s common shares over the last four years.

The fair value of performance-based shares and restricted shares is based on the market value of CNH’s common shares on the date of the grant and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Stock-Based Compensation Information

The table below provides additional stock-based compensation information for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in millions)
Total intrinsic value of options exercised	$15	$—	$3
Fair value of shares vested	$—	$—	$4
Cash received from stock award exercises	$21	$—	$3
Tax benefit of options exercised	$3	$—	$1

As of December 31, 2010, there were 4,992,271 common shares available for issuance under the CNH EIP. Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

Note 18: Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$825

Weighted average common shares outstanding—basic	237.8	237.4	237.3

Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders	$1.90	$(0.80)	$3.48

Diluted:
Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$825

Weighted average common shares outstanding—basic	237.8	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock Compensation Plans(A)	0.8	—	0.2

Weighted average common shares outstanding—diluted	238.6	237.4	237.5

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders	$1.89	$(0.80)	$3.47

(A)

Stock options to purchase approximately 4.2 million, 4.5 million, and 2.2 million shares during 2010, 2009, and 2008, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19: Accumulated Other Comprehensive Income (Loss) Attributable to CNH Global N.V.

The components of accumulated other comprehensive income (loss) as of December 31, 2010, and 2009 are as follows:

	2010	2009
	(in millions)
Cumulative translation adjustment	$487	$338
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($350 million and $366 million, respectively)	(618)	(625)
Deferred losses on derivative financial instruments, net of taxes ($7 million and $(1) million, respectively)	(17)	—
Unrealized gain on available for sale securities, net of taxes ($(4) million and $(12) million, respectively)	6	20

Total	$(142)	$(267)

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

As of December 31, 2010, Fiat owned approximately 89% of CNH’s outstanding common shares through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat based on criteria established by Fiat.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

A reconciliation from consolidated trading profit reported to Fiat under IFRS to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2010, 2009, and 2008 is provided below.

	Years Ended December 31,
	2010	2009	2008
	(in millions)
Trading profit reported to Fiat	$1,001	$470	$1,650
Adjustments to convert from trading profit to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(62)	(51)	(43)
Accounting for other intangible assets, primarily product development costs	(176)	(140)	(68)
Restructuring	(16)	(102)	(39)
Net financial expense	(342)	(287)	(289)
Accounting for receivable securitizations and other	11	17	(55)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$416	$(93)	$1,156

The following summarizes trading profit by reportable segment:

	Years Ended December 31,
	2010	2009	2008
	(in millions)
Agricultural equipment	$839	$650	$1,234
Construction equipment	(43)	(393)	26
Financial services	205	213	390

Trading profit	$1,001	$470	$1,650

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2010, 2009, and 2008 is as follows:

	2010	2009	2008
	(in millions)
Revenues:
Agricultural equipment	$11,528	$10,663	$12,902
Construction equipment	2,946	2,120	4,464
Financial services	1,617	1,574	1,719
Eliminations	(309)	(260)	(373)

Net revenues under IFRS	15,782	14,097	18,712
Difference[1]	(174)	(337)	(236)

Revenues under U.S. GAAP	$15,608	$13,760	$18,476

Depreciation and amortization:
Agricultural equipment	$264	$239	$235
Construction equipment	97	87	86
Financial services	124	127	116

Depreciation and amortization under IFRS	485	453	437
Difference, principally amortization of development costs capitalized under IFRS	(70)	(55)	(63)

Depreciation and amortization under U.S. GAAP	$415	$398	$374

Total assets:
Agricultural equipment[2]	$11,913	$9,696	$9,094
Construction equipment[2]	3,729	3,604	4,800
Financial services	17,346	17,885	17,442
Assets not allocated to segments, principally goodwill, other intangibles and taxes	11,742	10,515	9,410
Eliminations	(12,544)	(11,403)	(9,494)

Total assets under IFRS	32,186	30,297	31,252
Difference[3]	(597)	(7,089)	(5,793)

Total assets under U.S. GAAP	$31,589	$23,208	$25,459

1

In 2010, principally classification of finance income. In 2009 and 2008, principally finance and interest income on receivables that were on-book under IFRS, but off-book under the U.S. GAAP accounting guidance in effect during those periods.

2	Includes receivables legally transferred to Financial Services.
3

In 2010, principally development costs that are capitalized under IFRS. In 2009 and 2008, principally receivables that were on-book under IFRS, but off-book under the U.S. GAAP accounting guidance in effect during those periods.

	2010	2009	2008
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$430	$341	$444
Construction equipment	138	92	161
Financial services	362	300	328

Expenditures for additions to long-lived assets under IFRS	930	733	932
Difference, development costs capitalized under IFRS	(264)	(213)	(121)

Total expenditures for additions to long-lived assets under U.S. GAAP	$666	$520	$811

*	Includes equipment on operating leases and property, plant and equipment

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2010	2009
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$221	$165
Construction equipment	188	167
Financial services	83	85

Investments in unconsolidated subsidiaries and affiliates under IFRS	492	417
Difference, principally product development cost capitalized under IFRS	(2)	(2)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$490	$415

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Brazil	Canada	France	Australia	Germany	Other	Total
	(in millions)
At December 31, 2010, and for the year then ended:
Total revenues	$5,771	$2,355	$1,102	$715	$547	$518	$4,600	$15,608

Long-lived tangible assets	$1,070	$301	$241	$80	$22	$35	$659	$2,408

At December 31, 2009, and for the year then ended:
Total revenues	$5,308	$1,584	$551	$940	$620	$557	$4,200	$13,760

Long-lived tangible assets	$1,039	$271	$214	$90	$54	$40	$702	$2,410

At December 31, 2008, and for the year then ended:
Total revenues	$5,491	$1,987	$1,252	$1,397	$490	$772	$7,087	$18,476

Long-lived tangible assets	$1,033	$186	$181	$89	$15	$41	$676	$2,221

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21: Related Party Information

As of December 31, 2010, the Company’s outstanding capital stock consisted of common shares, par value €2.25 (U.S. $3.23) per share. As of December 31, 2010, there were 238,433,807 common shares outstanding. At December 31, 2010, CNH had 582 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 11% of CNH’s outstanding common

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares. Fiat Netherlands, a wholly owned subsidiary of Fiat, is the largest single shareholder. Consequently, at December 31, 2010, Fiat controlled all matters submitted to a vote of the Company’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as the Company’s other shareholders. In connection with the demerger transaction Fiat transferred to Fiat Industrial its ownership interest in Fiat Netherlands. As a result, CNH became a subsidiary of Fiat Industrial.

Historically, the Company has developed and maintained a variety of relationships, and engaged in a number of transactions, with various Fiat subsidiaries. In connection with the contemplated demerger, relationships have been, or will be, modified, restructured or terminated. Following the demerger, Fiat will have no obligation to provide assistance to the Company other than on a transitional or other basis as may be agreed in connection with the demerger.

In connection with the demerger transaction Fiat and Fiat Industrial have entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities will provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries will become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a nominal negotiated margin. CNH has not yet completed its evaluation of the terms and conditions of the proposed MSA. Pending such approval, entities providing services to CNH subsidiaries are continuing to provide such services on the terms and conditions which were applicable prior the demerger transaction.

Various Fiat subsidiaries, including CNH, were parties to a €1 billion ($1.3 billion) syndicated credit facility with a group of banks. Loans under this facility accrued interest at fluctuating rates based on EURIBOR (or other index rates, such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($401 million) of this borrowing capacity was allocated to us with additional amounts potentially available depending on the usage by other borrowers. As of December 31, 2010, this facility was fully drawn, €300 million ($401 million) by us and €700 million ($935 million) by other Fiat subsidiaries. The amounts were repaid in whole and the syndicated credit facility was cancelled in January 2011.

Fiat, through certain of its treasury subsidiaries, had also made available to the Company and certain of CNH’s subsidiaries, pursuant to a Facility Agreement entered into in February 2009, a multi-currency revolving credit facility. Pursuant to this facility, CNH and the designated subsidiaries were permitted, from time to time, to borrow up to an aggregate principal amount of $1.0 billion, subject to specified sub-limits for each borrower. The interest rates on advances under the credit agreement ranged from LIBOR plus 0.15% per annum to LIBOR plus 5.75% per annum during 2009. The Company agreed to pay a commitment fee of 0.20% per annum on any unused amount of the facility. The facility matured and was repaid in full on February 26, 2010; it has not been renewed or extended.

On December 31, 2010, the Company’s outstanding consolidated debt with Fiat and its subsidiaries was $778 million, compared to $2.9 billion as at December 31, 2009. As a result of the demerger, all financing arrangements provided by Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011.

As at December 31, 2010, Fiat guaranteed $1.4 billion of the Company’s debt with third parties. The Company paid Fiat a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2010 and in 2009, the Company paid Fiat a guarantee fee of 0.0625% per annum. After the cancellation of the above mentioned syndicated credit facility in January 2011, the only Fiat guarantee still outstanding is for an amount of $1.0 billion; the Company anticipates that the Fiat guarantee in favor of BNDES will be replaced in the near future with a comparable guarantee issued by Fiat Industrial.

Like other companies that are part of multinational groups, the Company participates in a group-wide cash management system with the Fiat Group. Under this system, which is operated by Fiat treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Group members, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat treasury subsidiaries’ cash management pools). CNH’s positive cash deposits, if any, at the end of each business day may be invested by Fiat treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat treasury subsidiaries to meet financial needs of other Fiat Group members and vice versa. Deposits with Fiat treasury subsidiaries earn interest at LIBOR plus 0.15%. Interest earned on CNH’s deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $44 million, $32 million, and $58 million in the years ended December 31, 2010, 2009, and 2008, respectively.

Further to the demerger, CNH entered into new cash management arrangements with Fiat Industrial treasury subsidiaries effective on January 1, 2011. The cash deposits in Fiat treasury subsidiaries’ cash management pools as of December 31 were transferred to Fiat Industrial treasury subsidiaries’ cash management pools on January 1, 2011. Accordingly, no cash residual balances were outstanding with Fiat treasury subsidiaries’ cash management system pools as of close of business January 1, 2011.

The terms and conditions applicable to the Fiat Industrial Group’s cash management pools are substantially the same as the terms and conditions governing the Fiat cash management pools.

As a result of CNH’s participation in the Fiat Industrial Group’s cash management pools, the Company is exposed to Fiat Industrial Group’s credit risk to the extent that the Fiat Industrial entity in whose name the deposit is pooled is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat Industrial (or any other Fiat Industrial member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat Industrial Group entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat Industrial entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with the Fiat Industrial Group, it is possible that CNH’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

As at December 31, 2010, CNH had approximately $3.6 billion in cash and cash equivalents; this amount included approximately $2 billion of funds which would have historically been deposited with the relevant cash management pools managed by Fiat treasury subsidiaries in the U.S. and in Europe. In anticipation of the demerger, these funds were deposited with primary financial institutions in Europe and the U.S. for a short-term period. At the maturity of these short-term deposits, in the month of January 2011, these funds were deposited with the applicable Fiat Industrial subsidiaries’ cash management pools.

For material related party transactions involving the purchase of goods and services, the Company generally solicits and evaluates bid proposals prior to entering into any such transactions. CNH’s Audit Committee conducts a review to determine that such related party transactions are on what the Committee believes to be arm’s-length terms.

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH with administrative services such as accounting and internal audit, cash management, maintenance

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of plant and equipment, plant, security, research and development, information systems and training. The companies of the Fiat Group also provide purchasing services to CNH. CNH sells certain products to subsidiaries of Fiat. In addition, the Company enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its subsidiaries include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. The Company was party to derivative or other financial instruments having an aggregate contract value of $3.5 billion and $2.9 billion as of December 31, 2010 and 2009, respectively, to which subsidiaries of Fiat were counterparties.

Fiat provided accounting services to CNH in Europe and Brazil through a subsidiary that uses shared service centers to provide such services to various Fiat companies. Fiat provided internal audit services at the direction of CNH’s internal audit department in certain locations where the Company believed it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsourced a portion of the Company’s information services to a joint venture that Fiat had formed with IBM. Fiat announced in 2005 that it had entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provided training services through a subsidiary. The Company used a broker that is a subsidiary of Fiat to purchase a portion of its insurance coverage. The Company purchased research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. The Company anticipates that if CNH approves of the terms of the MSA, these services will be covered under the terms and conditions of that agreement (together with any applicable Opt-In Letters). In the event CNH does not approve and become a party to the MSA, the Company will need to obtain these services from another source. If CNH were required to obtain such services from another source, there is no assurance that the Company would be successful in doing so or that the applicable terms and conditions would be as favorable as that previously provided by Fiat or available pursuant to the MSA.

The Company participated in tax sharing agreements with Fiat and certain of its subsidiaries in the United Kingdom (U.K.) and Italy. CNH’s management believes the terms of these agreements are customary for agreements of this type and are advantageous as tax losses generated in one company can offset income of the other companies within the group. During 2010, CNH derived $66 million of tax benefit from the tax sharing agreements. Due to the Fiat Group demerger effective January 1, 2011, CNH will still participate in tax sharing agreements in the U.K. and Italy, however, only with companies in the Fiat Industrial Group.

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

In connection with the demerger transaction of Fiat and Fiat Industrial, in 2010 CNH sold its ownership interest in several small cost method investments to entities within the Fiat Group. These investments provided various services to the Fiat Group companies. The sales price was $3 million, resulting in a net loss of $2 million. CNH also anticipates selling 4% of its 10% ownership interest in Fiat Revi S.c.r.l to Fiat Industrial Group entities for a minimal loss in 2011.

During 2008 CNH entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. The sponsorship contract was for a three year term

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that expired in 2010 and was not renewed. The Company paid $10 million, $17 million, and $8 million related to this reimbursement agreement in 2010, 2009, and 2008, respectively. The Juventus Football Club S.p.A., in which EXOR S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. EXOR is one of the major investment holding companies in Europe. Among other things, EXOR also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. CNH obtains services from SGS, for verification, inspection, control and certification activities and also obtain real estate services from Cushman & Wakefield.

If the goods or services or financing arrangements described above were not available from related parties, the Company would have to obtain them from other sources. The Company can offer no assurance that such alternative sources would provide such goods and services, or would provide them on terms as favorable as those offered by such related parties.

The following table summarizes CNH’s sales, purchase, and finance income with Fiat and subsidiaries of Fiat and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
	(in millions)
Sales to affiliated companies and joint ventures	$204	$200	$317

Purchase of materials, production parts, merchandise and services	$895	$818	$1,185

Finance and interest income	$44	$32	$58

As of December 31, 2010 and 2009, CNH had trade payables to affiliated companies and joint ventures of $367 million and $270 million, respectively.

Note 22: Supplemental Consolidating Data

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. In addition, CNH’s principal competitors present supplemental data on a similar basis. Therefore, users of CNH’s consolidated financial statements can use the supplemental data to make meaningful comparisons of CNH and its principal competitors. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Equipment Operations presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their Statements of Operations. This supplemental data is as follows:

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All significant intercompany transactions, including activity within and between “Equipment Operations” and “Financial Services,” have been eliminated in deriving the consolidated financial statements and data. Intersegment notes receivable, intersegment long-term notes receivable, intersegment short-term debt and intersegment long-term debt represent intersegment financing between Equipment Operations and Financial Services. Accounts and notes receivable, net and accounts payable include operational intersegment amounts between Equipment Operations and Financial Services. Equipment Operations sells a significant portion of its receivables to Financial Services. These intercompany cash flows are eliminated in the consolidated cash flows.

	Statements of Operations
	Equipment Operations			Financial Services
	2010	2009	2008	2010	2009	2008
	(in millions, except per share data)
Revenues:
Net sales	$14,474	$12,783	$17,366	$—	$—	$—
Finance and interest income	154	131	205	1,395	1,190	1,356

	14,628	12,914	17,571	1,395	1,190	1,356

Costs and Expenses:
Cost of goods sold	11,891	10,862	14,054	—	—	—
Selling, general and administrative	1,243	1,150	1,403	455	336	295
Research, development and engineering	451	398	422	—	—	—
Restructuring	16	98	34	—	4	5
Interest expense—Fiat subsidiaries	43	78	101	69	111	207
Interest expense—other	352	242	257	543	386	399
Interest compensation to Financial Services	238	202	275	—	—	—
Other, net	191	201	204	115	129	115

	14,425	13,231	16,750	1,182	966	1,021

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	203	(317)	821	213	224	335
Income tax provision	12	33	279	65	59	106
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	159	174	242	11	9	13
Equipment Operations	88	(46)	40	—	—	—

Net income (loss)	438	(222)	824	159	174	242
Net income (loss) attributable to noncontrolling interests	(14)	(32)	(1)	—	—	—

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$825	$159	$174	$242

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance Sheets
	Equipment Operations		Financial Services
	2010	2009	2010	2009
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$2,934	$290	$684	$973
Restricted cash	—	—	914	128
Deposits in Fiat subsidiaries’ cash management pools	1,643	2,144	117	107
Accounts and notes receivable, net	881	783	8,118	4,721
Intersegment notes receivable	1,730	1,893	52	308
Inventories, net	2,937	3,297	—	—
Deferred income taxes	437	393	196	124
Prepayments and other	632	430	190	32

Total current assets	11,194	9,230	10,271	6,393

Long-term receivables	30	5	5,377	3,231
Intersegment long-term notes receivable	543	505	510	326
Property, plant and equipment, net	1,784	1,761	2	3
Investments in unconsolidated subsidiaries and affiliates	407	330	83	85
Investment in Financial Services	2,007	2,377	—	—
Equipment on operating leases, net	2	3	620	643
Goodwill	2,233	2,225	152	149
Other intangible assets, net	673	710	6	7
Other assets	779	734	136	214

Total	$19,652	$17,880	$17,157	$11,051

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat subsidiaries	$—	$59	$253	$777
Current maturities of long-term debt—other	818	568	2,823	982
Short-term debt—Fiat subsidiaries	43	7	151	530
Short-term debt—other	82	129	3,587	1,306
Intersegment short-term debt and current maturities of intersegment long-term debt	52	308	1,730	1,893
Accounts payable	2,586	2,061	150	151
Other accrued liabilities	2,964	2,414	390	281

Total current liabilities	6,545	5,546	9,084	5,920

Long-term debt—Fiat subsidiaries	67	872	264	644
Long-term debt—other	3,083	2,033	5,126	1,501
Intersegment long-term debt	510	326	543	505
Pension, postretirement and other postemployment benefits	1,757	1,858	13	13
Other liabilities	307	436	119	90

Redeemable Noncontrolling Interest	4	—	—	—

Equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2010 and 2009	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2010 and 2009, issued 238,588,630 shares in 2010, 237,553,331 shares in 2009	599	595	156	323
Paid-in capital	6,198	6,188	1,281	1,261
Treasury stock, 154,813 shares in 2010 and 2009, at cost	(8)	(8)	—	—
Retained earnings	658	210	215	475
Accumulated other comprehensive income (loss)	(142)	(267)	320	283
Noncontrolling interests	74	91	1	1

Total equity	7,379	6,809	2,008	2,378

Total	$19,652	$17,880	$17,157	$11,051

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Statements of Cash Flows
	Equipment Operations			Financial Services
	2010	2009	2008	2010	2009	2008
	(in millions)
Operating activities:
Net income (loss)	$438	$(222)	$824	$159	$174	$242
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	291	270	258	124	128	116
Deferred income tax expense (benefit)	(34)	(80)	45	6	13	41
Loss on debt extinguishment	22	—	—	—	—	—
Gain on disposal of unconsolidated subsidiary	(4)	—	(7)	—	—	—
(Gain) loss on disposal of fixed assets	1	—	—	1	4	(1)
Stock compensation expense	34	16	—	—	—	—
Undistributed (income) losses of unconsolidated subsidiaries	164	41	(221)	(5)	3	—
Changes in operating assets and liabilities:
(Increase) decrease in intersegment receivables and payables	37	39	69	(37)	(39)	(69)
(Increase) decrease in accounts and notes receivable, net	(84)	809	(71)	(203)	858	752
(Increase) decrease in inventories, net	323	1,360	(1,385)	—	—	—
(Increase) decrease in prepayments and other current assets	(201)	(218)	(19)	(154)	44	(176)
(Increase) decrease in other assets	(41)	87	(178)	62	9	22
Increase (decrease) in accounts payable	506	(969)	77	(20)	34	(21)
Increase (decrease) in other accrued liabilities	544	—	344	103	37	(34)
Increase (decrease) in other liabilities	(154)	41	105	(53)	(46)	66
Other, net	(31)	(29)	(123)	5	1	(2)

Net cash provided (used) by operating activities	1,811	1,145	(282)	(12)	1,220	936

Investing activities:
Acquisitions and investments, net of cash acquired	(57)	(24)	(91)	(2)	2	(6)
Additions to retail receivables	—	—	—	(6,662)	(6,552)	(7,938)
Proceeds from retail and credit card securitizations	—	—	—	24	3,775	1,317
Collections of retail receivables	—	—	—	6,739	4,466	4,440
Collections of retained interests in securitized retail receivables	—	—	—	—	107	75
Proceeds from sale of businesses and assets	45	1	68	270	140	74
Expenditures for property, plant and equipment	(301)	(217)	(492)	—	(1)	(1)
Expenditures for equipment on operating leases	—	—	(5)	(365)	(302)	(313)
Decrease (increase) in restricted cash	—	—	—	(219)	—	—
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	481	(451)	(546)	(19)	289	(379)

Net cash provided (used) by investing activities	168	(691)	(1,066)	(234)	1,924	(2,731)

Financing activities:
Intersegment activity	254	676	(625)	(254)	(676)	625
Proceeds from issuance of long-term debt—Fiat subsidiaries	72	131	842	—	605	530
Proceeds from issuance of long-term debt—other	1,930	1,315	852	1,367	794	1,017
Payment of long-term debt—Fiat subsidiaries	(931)	(951)	(5)	(903)	(355)	(781)
Payment of long-term debt—other	(690)	(911)	(38)	(591)	(1,852)	(149)
Net increase (decrease) in short-term revolving credit facilities	(10)	(601)	216	701	(1,129)	473
Dividends paid	—	—	(118)	(397)	(153)	(4)
Other, net	1	(15)	4	20	—	8

Net cash (used) provided by financing activities	626	(356)	1,128	(57)	(2,766)	1,719

Effect of foreign exchange rate changes on cash and cash equivalents	39	19	(12)	14	135	(84)

Increase (decrease) in cash and cash equivalents	2,644	117	(232)	(289)	513	(160)
Cash and cash equivalents, beginning of year	290	173	405	973	460	620

Cash and cash equivalents, end of year	$2,934	$290	$173	$684	$973	$460

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the 7.875% Senior Notes and the 7.75% Senior Notes issued by Case New Holland. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2010, and 2009 and for the three years ended December 31, 2010. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Entities and All Other Subsidiaries.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH has actively eliminated and transferred legal entities. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2010, and 2009, and for the years ended December 31, 2010, 2009, and 2008.

	Condensed Statements of Operations For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,474	$7,471	$(3,471)	$14,474
Finance and interest income	62	100	163	1,340	(531)	1,134

	62	100	10,637	8,811	(4,002)	15,608

Cost and Expenses:
Cost of goods sold	—	—	8,772	6,590	(3,471)	11,891
Selling, general and administrative	3	—	635	1,060	—	1,698
Research, development and engineering	—	—	287	164	—	451
Restructuring	—	—	5	11	—	16
Interest	68	219	196	708	(361)	830
Interest compensation to Financial Services	—	—	170	—	(170)	—
Other, net	123	2	103	78	—	306

	194	221	10,168	8,611	(4,002)	15,192

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(132)	(121)	469	200	—	416
Income tax provision (benefit)	25	(50)	107	(5)	—	77
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	609	425	316	91	(1,342)	99

Net income (loss)	452	354	678	296	(1,342)	438
Net income (loss) attributable to noncontrolling interests	—	—	—	(14)	—	(14)

Net income (loss) attributable to CNH	$452	$354	$678	$310	$(1,342)	$452

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1,101	$892	$156	$1,469	$—	$3,618
Deposits in Fiat subsidiaries’ cash management pools	20	—	1,319	421	—	1,760
Accounts, notes receivable and other, net	18	15	653	14,531	(1,189)	14,028
Intercompany notes receivable	1,004	339	2,099	584	(4,026)	—
Inventories	—	—	1,380	1,557	—	2,937
Property, plant and equipment, net	—	—	932	854	—	1,786
Equipment on operating leases, net	—	—	2	620	—	622
Investments in unconsolidated affiliates	469	—	15	6	—	490
Investments in consolidated subsidiaries accounted for under the equity method	5,472	3,771	1,724	413	(11,380)	—
Goodwill and other intangible assets, net	1	—	2,826	237	—	3,064
Other assets	3	279	1,388	1,868	(254)	3,284

Total Assets	$8,088	$5,296	$12,494	$22,560	$(16,849)	$31,589

Liabilities and Equity:
Short-term debt	$256	$—	$536	$3,071	$—	$3,863
Intercompany short-term debt	70	300	599	1,993	(2,962)	—
Accounts payable	1	79	1,632	1,779	(1,124)	2,367
Long-term debt, including current maturities	401	2,466	264	9,303	—	12,434
Intercompany long-term debt	—	—	509	554	(1,063)	—
Accrued and other liabilities	55	51	4,052	1,707	(320)	5,545

	783	2,896	7,592	18,407	(5,469)	24,209
Equity	7,305	2,400	4,902	4,153	(11,380)	7,380

Total Liabilities and Equity	$8,088	$5,296	$12,494	$22,560	$(16,849)	$31,589

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$452	$354	$678	$296	$(1,342)	$438
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	173	242	—	415
Intercompany activity	35	83	(36)	(82)	—	—
Changes in operating assets and liabilities	33	(98)	569	152	—	656
Other, net	(502)	(639)	(121)	(187)	1,342	(107)

Net cash provided (used) by operating activities	18	(300)	1,263	421	—	1,402

Investing activities:
Expenditures for property, plant and equipment	—	—	(175)	(126)	—	(301)
Expenditures for equipment on operating leases	—	—	—	(365)	—	(365)
Net (additions) collections from retail receivables and related securitizations	—	—	—	101	—	101
Other, net	(10)	—	1	66	—	57
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	(20)	—	434	48	—	462

Net cash provided (used) by investing activities	(30)	—	260	(276)	—	(46)

Financing Activities:
Intercompany activity	(954)	2,905	(1,667)	(284)	—	—
Net increase (decrease) in indebtedness	(28)	167	(47)	853	—	945
Dividends paid	—	—	—	—	—	—
Other, net	2,095	(1,880)	294	(508)	—	1

Net cash provided (used) by financing activities	1,113	1,192	(1,420)	61		946

Other, net	—	—	16	37		53

Increase (decrease) in cash and cash equivalents	1,101	892	119	243	—	2,355
Cash and cash equivalents, beginning of year	—	—	37	1,226	—	1,263

Cash and cash equivalents, end of year	$1,101	$892	$156	$1,469	$—	$3,618

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$9,446	$6,264	$(2,927)	$12,783
Finance and interest income	21	64	114	1,148	(370)	977

	21	64	9,560	7,412	(3,297)	13,760

Cost and Expenses:
Cost of goods sold	—	—	8,049	5,740	(2,927)	10,862
Selling, general and administrative	4	—	611	871	—	1,486
Research, development and engineering	—	—	262	136	—	398
Restructuring	—	—	68	34	—	102
Interest	35	120	144	602	(230)	671
Interest compensation to Financial Services	—	—	144	—	(144)	—
Other, net	18	2	201	109	4	334

	57	122	9,479	7,492	(3,297)	13,853

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(36)	(58)	81	(80)	—	(93)
Income tax provision (benefit)	8	(23)	74	33	—	92
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(146)	83	200	91	(265)	(37)

Net income (loss)	(190)	48	207	(22)	(265)	(222)
Net income (loss) attributable to noncontrolling interests	—	—	—	(32)	—	(32)

Net income (loss) attributable to CNH	$(190)	$48	$207	$10	$(265)	$(190)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$—	$—	$37	$1,226	$—	$1,263
Deposits in Fiat subsidiaries’ cash management pools	—	—	1,750	501	—	2,251
Accounts, notes receivable and other, net	30	29	497	8,802	(932)	8,426
Intercompany notes receivable	984	2,944	3,291	657	(7,876)	—
Inventories	—	—	1,529	1,768	—	3,297
Property, plant and equipment, net	—	—	904	860	—	1,764
Equipment on operating leases, net	—	—	3	643	—	646
Investments in unconsolidated affiliates	366	—	13	36	—	415
Investments in consolidated subsidiaries accounted for under the equity method	7,022	3,112	1,601	349	(12,084)	—
Goodwill and other intangible assets, net	1	—	2,866	224	—	3,091
Other assets	17	148	1,176	860	(146)	2,055

Total Assets	$8,420	$6,233	$13,667	$15,926	$(21,038)	$23,208

Liabilities and Equity:
Short-term debt	$253	$—	$539	$1,180	$—	$1,972
Intercompany short-term debt	1,004	—	3,238	2,219	(6,461)	—
Accounts payable	3	11	1,299	1,484	(882)	1,915
Long-term debt, including current maturities	432	2,273	308	4,423	—	7,436
Intercompany long-term debt	—	—	752	663	(1,415)	—
Accrued and other liabilities	10	42	3,649	1,570	(196)	5,075

	1,702	2,326	9,785	11,539	(8,954)	16,398
Equity	6,718	3,907	3,882	4,387	(12,084)	6,810

Total Liabilities and Equity	$8,420	$6,233	$13,667	$15,926	$(21,038)	$23,208

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(190)	$48	$207	$(22)	$(265)	$(222)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	5	162	231	—	398
Intercompany activity	(135)	(19)	131	23	—	—
Changes in operating assets and liabilities	13	8	675	1,321	—	2,017
Other, net	115	(83)	(234)	(44)	265	19

Net cash provided (used) by operating activities	(197)	(41)	941	1,509	—	2,212

Investing activities:
Expenditures for property, plant and equipment	—	—	(107)	(111)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(302)	—	(302)
Net (additions) collections from retail receivables and related securitizations	—	—	—	1,796	—	1,796
Other, net	2	—	(14)	131	—	119
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	418	—	(828)	248	—	(162)

Net cash provided (used) by investing activities	420	—	(949)	1,762	—	1,233

Financing Activities:
Intercompany activity	49	(417)	461	(93)	—	—
Net increase (decrease) in indebtedness	(272)	473	(487)	(2,668)	—	(2,954)
Dividends paid	—	—	—	—	—	—
Other, net	—	(15)	—	—	—	(15)

Net cash provided (used) by financing activities	(223)	41	(26)	(2,761)		(2,969)

Other, net	—	—	8	146		154

Increase (decrease) in cash and cash equivalents	—	—	(26)	656	—	630
Cash and cash equivalents, beginning of year	—	—	63	570	—	633

Cash and cash equivalents, end of year	$—	$—	$37	$1,226	$—	$1,263

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$12,390	$9,939	$(4,963)	$17,366
Finance and interest income	19	96	171	1,308	(484)	1,110

	19	96	12,561	11,247	(5,447)	18,476

Cost and Expenses:
Cost of goods sold	—	—	10,605	8,411	(4,962)	14,054
Selling, general and administrative	5	—	744	949	—	1,698
Research, development and engineering	—	—	283	139	—	422
Restructuring	—	—	—	39	—	39
Interest	66	120	202	703	(326)	765
Interest compensation to Financial Services	—	—	103	80	(183)	—
Other, net	132	3	45	138	24	342

	203	123	11,982	10,459	(5,447)	17,320

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(184)	(27)	579	788	—	1,156
Income tax provision (benefit)	10	(9)	91	293	—	385
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,019	307	266	202	(1,741)	53

Net income	825	289	754	697	(1,741)	824
Net income (loss) attributable to noncontrolling interests	—	—	(1)	—	—	(1)

Net income attributable to CNH	$825	$289	$755	$697	$(1,741)	$825

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2008
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$825	$289	$754	$697	$(1,741)	$824
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	2	—	154	218	—	374
Intercompany activity	(33)	20	(68)	81	—	—
Changes in operating assets and liabilities	64	(43)	(332)	(207)	—	(518)
Other, net	(392)	(306)	(327)	(746)	1,741	(30)

Net cash provided (used) by operating activities	466	(40)	181	43	—	650

Investing activities:
Expenditures for property, plant and equipment	—	—	(206)	(287)	—	(493)
Expenditures for equipment on operating leases	—	—	(5)	(313)	—	(318)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(2,106)	—	(2,106)
Other, net	(84)	—	9	128	—	53
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	(413)	—	(384)	(128)	—	(925)

Net cash provided (used) by investing activities	(497)	—	(586)	(2,706)	—	(3,789)

Financing Activities:
Intercompany activity	(553)	(168)	(66)	787	—	—
Net increase (decrease) in indebtedness	696	8	485	1,768	—	2,957
Dividends paid	(118)	—	—	—	—	(118)
Other, net	4	—	—	—	—	4

Net cash provided (used) by financing activities	29	(160)	419	2,555		2,843

Other, net	2	—	(7)	(91)		(96)

Increase (decrease) in cash and cash equivalents	—	(200)	7	(199)	—	(392)
Cash and cash equivalents, beginning of year	—	200	56	769	—	1,025

Cash and cash equivalents, end of year	$—	$—	$63	$570	$—	$633

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24: Subsequent Events

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, to be called “Fiat Industrial S.p.A.” (“Fiat Industrial”, together with its subsidiaries, the “Fiat Industrial Group”), including Fiat’s ownership of CNH Global, as well as Iveco and Fiat’s industrial and marine powertrain business. Consequently, as of such date, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat S.p.A. received shares of capital stock of the new holding company. As of January 1, 2011, Fiat Industrial owned approximately 89% of CNH’s outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

On January 31, 2011, CNH announced the closure of its tractor assembly plant in Dublin, Georgia. The costs associated with this closure are not expected to be material to the results of the Company.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/s/ RICHARD TOBIN
Richard Tobin
Chief Financial Officer

Dated: March 1, 2011

INDEX TO EXHIBITS

Exhibit	Description

1.1	Amended Articles of Association of CNH Global N.V., amended on April 13, 2006. (Previously filed as Exhibit 1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

1.2	Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).

2.1	Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 (File No. 333-05752) and incorporated herein by reference).

2.2	Indenture, dated as of May 18, 2004 between Case New Holland Inc., a subsidiary of CNH Global N.V., as issuer, the Guarantors named therein and J.P. Morgan Chase Bank, as trustee, regarding 6% Senior Notes due 2009, Series A and 6% Senior Notes due 2009, Series B (Previously filed as Exhibit 3 to Form 6-K of the registrant on July 23, 2004 (File No. 333-05752) and incorporated herein by reference).

2.3	Indenture, dated August 17, 2009, between Case New Holland Inc., as issuer, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, regarding 7 3/4% Senior Notes due 2013 (Previously filed as Exhibit 1 to the Form 6-K of the registrant on August 25, 2009 (File No. 333-05752) and incorporated herein by reference).

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

4.1	CNH Global N.V. Outside Directors’ Compensation Plan as amended, restated and effective July 22, 2008 (Previously filed as Exhibit 4.1.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.1.2	CNH Global N.V. Directors’ Compensation Plan as amended and restated as of January 26, 2011 and effective as of November 1, 2010.

4.2	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of the registrant (File No. 333-84954) and incorporated herein by reference).

4.2.1	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2007 (File No. 333-05752) and incorporated herein by reference).

4.2.2	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and amended and restated effective January 1, 2005 (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.3	2008 Performance & Leadership Bonus (PLB) Plan (Previously filed as Exhibit 4.2.9 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.4	Non-Qualified Performance Stock Option Award Agreement, effective as of February 16, 2007.

4.2.5	Non-Qualified Performance Stock Option Award Agreement, effective as of April 30, 2010.

Exhibit	Description

4.2.6	2010 Performance Share Unit Award Agreement, effective as of September 30, 2010.

4.2.7	2010 Restricted Stock Unit Award Agreement, effective as of September 30, 2010.

4.2.8	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and ratified and approved on March 20, 2009.

4.3	Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4	Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4.1	Case New Holland, Inc. 2005 Deferred Compensation Plan effective January 1, 2005 and restated January 1, 2008 (Previously filed as Exhibit 4.4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

8.1	List of subsidiaries of registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Deloitte & Touche LLP.