Form 20-F
period 2011-12-31
CNH GLOBAL N V
filed 2012-02-29
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14528

CNH GLOBAL N.V.

(Exact name of registrant as specified in its charter)

Kingdom of The Netherlands

(State or other jurisdiction of incorporation or organization)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 239,716,408 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

CNH Global N.V. (“CNH”) is incorporated in, and under the laws of, The Netherlands. As used in this report, all references to “New Holland” or “Case” refer to (1) the historical business and/or operating results of either New Holland N.V. or Case Corporation (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brand names.

We prepare our annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars. Our worldwide agricultural equipment and construction equipment operations are collectively referred to as “Equipment Operations.” Our worldwide financial services operations are collectively referred to as “Financial Services.”

As of December 31, 2011, Fiat Industrial S.p.A. (“Fiat Industrial”, and together with its subsidiaries, the “Fiat Industrial Group”) owned approximately 88% of our outstanding common shares through its wholly-owned subsidiary, Fiat Netherlands Holding B.V. (“Fiat Netherlands”). Fiat Industrial is a corporation organized under the laws of the Republic of Italy whose stock is traded on the Milan stock exchange. The Fiat Industrial Group’s three sectors design, produce and sell trucks, commercial vehicles, buses, and special vehicles (“Iveco”), tractors, and agricultural and construction equipment (“CNH”), in addition to engines and transmissions for those vehicles and engines for marine applications (“FPT Industrial”).

On January 1, 2011, Fiat S.p.A. (“Fiat”, and together with its subsidiaries, the “Fiat Group”) effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat received shares of the capital stock of Fiat Industrial. Accordingly, as of January 1, 2011 Fiat Industrial owned approximately 89% of our outstanding common shares through Fiat Netherlands. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Fiat is a corporation organized under the laws of the Republic of Italy whose stock is traded on the Milan stock exchange. The Fiat Group performs automotive, manufacturing, and financial service activities through companies located in approximately 50 countries and is engaged in commercial activities with customers in approximately 190 countries. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, the Fiat Group is involved in certain other activities, including publishing, communications and service companies.

Certain financial information in this report has been presented by geographic area. In 2011, we redefined the geographic designations: (1) North America; (2) Europe Africa Middle East and Commonwealth of Independent States (“EAME and CIS”); (3) Latin America; and (4) Asia Pacific (“APAC”). The new geographic designations have the following meanings:

•	North America—United States, Canada and Mexico;

•	EAME and CIS—27 member countries of the European Union, 10 member countries of the Commonwealth of Independent States, Balkans, African continent, and Middle East;

•	Latin America—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia and Oceania.

Prior year financial information by geographic area has been presented on a comparable basis.

Certain industry and market share information in this report has been presented on a worldwide basis. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various other markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers’ associations including the Association of Equipment Manufacturers (“AEM”) in North America, the Committee for European Construction Equipment (“CECE”) in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers’ Association (“CEMA”) and the Korea Construction Equipment Manufacturers’ Association (“KOCEMA”), as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil and any country where local shipments are not reported. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2011 and 2010, and for each of the years ended December 31, 2011, 2010, and 2009 has been derived from and should be read in conjunction with the audited consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Financial data as of December 31, 2009, 2008, and 2007 and for the years ended December 31, 2008 and 2007, has been derived from our previously published, audited consolidated financial statements which are not included herein.

As of the beginning of 2010, we adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of variable interest entities (“VIEs”). As a significant portion of our securitization trusts and facilities were no longer exempt from consolidation under the new guidance, we were required to consolidate their receivables and related liabilities. CNH recorded a $5.7 billion increase to assets and liabilities and equity upon the adoption of this new guidance on January 1, 2010. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted” to our consolidated financial statements for the year ended December 31, 2011, for additional information on the adoption of this new accounting guidance.

As we adopted the guidance prospectively in 2010, the financial statements prepared for the year ended December 31, 2010 and for subsequent periods reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. Our statements of operations for the years ended December 31, 2011 and 2010 no longer reflect securitization income and initial gains or losses on new securitization transactions, but include interest income and other income associated with the securitized receivables, and interest expense associated with the debt issued from the securitization trusts and facilities. Therefore, 2011 and 2010 results and balances are not comparable to prior period results and balances. In addition, because our new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented as cash flows from financing transactions in 2011 and 2010 rather than cash flows from operating or investing activities.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2011, 2010, 2009, 2008, and 2007.

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$18,059	$14,474	$12,783	$17,366	$14,971
Finance and interest income	1,126	1,134	977	1,110	993

Total revenues	$19,185	$15,608	$13,760	$18,476	$15,964

Net income (loss)	$924	$438	$(222)	$824	$574

Net income (loss) attributable to CNH Global N.V.	$939	$452	$(190)	$825	$559

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	$3.92	$1.90	$(0.80)	$3.48	$2.36

Diluted earnings (loss) per share	$3.91	$1.89	$(0.80)	$3.47	$2.36

Cash dividends declared per common share	$—	$—	$—	$0.50	$0.25

	As of December 31,
	2011	2010	2009	2008	2007
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$34,093	$31,589	$23,208	$25,459	$23,745

Short-term debt	$4,072	$3,863	$1,972	$3,480	$4,269

Long-term debt, including current maturities	$13,038	$12,434	$7,436	$7,877	$5,367

Common shares at €2.25 par value	$603	$599	$595	$595	$595

Common shares outstanding	240	238	237	237	237

Equity	$7,924	$7,380	$6,810	$6,575	$6,419

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 35 and the other risks described in the Safe Harbor Statement on page 67. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement on page 67. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our business.    Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including our dealer network. As a result, some customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the euro currency), which is at risk of being impacted by sovereign debt defaults and other severe pressures on the banking system in European Union countries. It is uncertain whether central bank or governmental measures will eliminate this risk. In addition, governments in China and India may continue to implement measures designed to slow the economic growth rate in those countries (e.g. higher interest rates, reduced bank lending, and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key regions, the demand for our products and services would likely decrease, and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including us, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that we evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require us to consider whether we need to record an impairment charge. In the event we are required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on our financial position and results of operations.

We are exposed to political, economic and other risks as a result of operating a global business.    Some of those risks include:

•	changes in laws, regulations and policies that affect:

•	import and export duties and quotas,

•	currency restrictions,

•	the design, manufacture and sale of our products, including, for example, engine emissions regulations,

•	interest rates and the availability of credit to our dealers and customers,

•	property and contract rights, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	varying and unpredictable customer needs and desires;

•	varying and unexpected actions of our competitors;

•	labor disruptions;

•

changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil (See Note 3: “Accounts and Notes Receivable” to our consolidated financial statements for the year ended December 31, 2011); and

•	war, civil unrest, and terrorism.

These risks may delay or reduce our realization of value from our international operations and accordingly may negatively impact our financial position, results of operations and cash flow.

Our expansion plans in emerging markets could entail significant risks.

Currently, our ability to grow our businesses depends to an increasing degree on our ability to increase market share, and operate profitably, in emerging market countries, such as Brazil, Russia, India and China. In addition, we could increase our use of component suppliers in these markets. Our implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, we may encounter difficulties in obtaining necessary government approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products. We may face challenges as a result of the pervasiveness of corruption and other irregularities in business practices in certain regions. Some of these emerging market countries also may be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flow.

Our financial performance is subject to currency exchange rate fluctuations and interest rate changes.    Increases and decreases in the value of the U.S dollar relative to other currencies will affect the reported value of items in our consolidated financial statements, even if their value has not changed in their original currency (currency translation). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received in different currencies (currency transactions). Accordingly, a substantial increase or decrease in the value of the U.S. dollar relative to other currencies would substantially affect our financial position and operating results.

Economic conditions in Europe have raised concerns regarding the long-term viability of the euro currency in particular countries within the euro-zone and as a whole. We conduct a significant volume of business in euros. Although it remains uncertain whether significant changes in utilization of the euro will occur or what the potential impact of such changes in the euro-zone or globally might be, a material shift in circulation of the euro could result in disruptions to our business and negatively impact our results of operations.

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs and finance income. In addition, an increase in interest rates will, among other things, increase our customers’ costs of financing equipment purchases which could reduce our sales of equipment. A decline in equipment sales or an increase in our funding costs without a commensurate increase in finance income would have an adverse effect on our financial position and results of operations.

We attempt to mitigate our currency transaction risk, and the impact of interest rate changes, through the use of financial hedging instruments. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect our financial position and results of operations. These financial hedging transactions may not provide adequate protection against future currency exchange rate or interest rate fluctuations and, consequently, such fluctuations could adversely affect our financial position and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, uncertainties surrounding the interpretation and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd Frank Act”) could adversely affect our ability to hedge risks associated with our business or increase the cost of our hedging activity.

Risks related to our defined benefit pension plans and other postretirement obligations could impact our profitability.    At December 31, 2011, our defined benefit pension plans had an underfunded status of approximately $731 million. This amount included defined benefit pension plan obligations of $418 million for plans that we are not currently required to fund.

The funded status of our defined benefit pension and postretirement benefit plans is subject to many factors as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2011. To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets will vary due to market factors. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

We depend on key suppliers for certain raw materials and components.    We rely upon single suppliers for certain parts and components, primarily those that require joint development between us and our suppliers. Adverse financial conditions and natural disasters such as the March 2011 earthquake and tsunami in Japan, could cause some of our suppliers to face severe financial hardship and disrupt our access to critical parts, components and supplies. This could have a negative impact on our costs of production, our ability to fulfill orders and the profitability of our business. See also “Risks Related to Our Relationship with Fiat Industrial, as well as the Demerger” for additional information on purchases from Fiat and Fiat Industrial.

Changes in the price of certain parts or commodities could adversely affect our operating results.    A significant change in the demand for, or supply or price of, certain parts, components or commodities could adversely affect our profitability or our ability to obtain and fulfill orders. Increases in the prices of raw materials, and related supplier actions in response, could adversely affect our operating results. In particular, increases in the cost of steel, rubber, oil and related petroleum-based products could adversely affect our profitability, unless we are able to raise equipment and parts prices to recover any such material or component cost increases.

Labor laws and labor unions, which represent most of our production and maintenance employees, could impact our ability to maximize the efficiency of our operations.    We are subject to various local labor laws in the countries in which we operate. For instance, in Europe, our employees are covered by various worker protection laws, which afford employees, through local and central work councils, rights of information and consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. European worker protection laws, collective bargaining agreements, and other labor agreements could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business. In April 2010, we reached a new collective bargaining agreement with the United Auto Workers (“UAW”) in the United States, which expires in April 2016. In October of 2006, the International Association of Machinists, which represents approximately 780 of our employees in Fargo, North Dakota, ratified a contract, which expires in April 2012. We will begin negotiating with the International Association of Machinists in late March with an anticipated contract ratification in April 2012. Although we believe our relations with our employees and our unions are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage that could adversely affect our financial position and results of operations.

Risks Particular to the Industries in Which We Operate

Government action or inaction and changes in government policy can impact our sales and restrict our operating flexibility.    Our businesses are exposed to a variety of risks and uncertainties related to the action or inaction of governmental bodies.

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

In addition, international and multilateral institutions, such as the World Trade Organization, can affect the market for agricultural equipment through initiatives for changes in governmental policies and practices regarding agricultural subsidies, tariffs and the production of genetically modified crops. In particular, the outcome of global negotiations from time to time under the auspices of the World Trade Organization could have a material effect on the international flow of agricultural commodities and could cause severe dislocations within the farming industry as farmers shift production to take advantage of new programs. With uncertainty created by policy changes and reforms, farmers could delay purchasing agricultural equipment, causing a decline in industry unit volumes and our net sales.

Government policies on issues such as taxes and spending can have a material effect on our sales and business results. For example, increased government spending on roads, utilities and other construction projects and requirements with respect to biofuel additives to gasoline can have a positive effect on sales, while tax laws and regulations may affect depreciation schedules and the net income earned by our customers. These factors may influence customer decisions with respect to whether and when to purchase equipment that we manufacture, market or distribute. Other government policies, such as decisions to reduce public spending, may involve more unfavorable developments than anticipated, which could have an adverse effect on our financial position and results of operations.

In March 2010, the President of the United States signed into law the U.S. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Health Care Acts”). The Health Care Acts, if fully implemented in their current form, would require, among other things, changes to our current employee benefit plans, our information technology infrastructure, and our administrative and accounting processes. The ultimate extent and cost of these changes are being further evaluated as related regulations and interpretations of the Health Care Acts become available and related litigation continues at federal and state levels. The Health Care Acts could significantly increase the cost of providing healthcare coverage generally and could adversely affect our financial position and results of operations.

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

Reduced demand for equipment would reduce our sales and profitability.    Some factors affecting demand for equipment, which could materially impact our operating results, include:

•	general economic conditions, including shifts in key economic indicators such as gross domestic product;

•	demand for food;

•	commodity prices and stock levels;

•	net farm income levels;

•	availability of credit;

•	developments in biofuels;

•	infrastructure spending rates;

•	seasonality of demand;

•	changes and uncertainties in the monetary and fiscal policies of various governmental and regulatory entities;

•	our ability to maintain key dealerships;

•	currency rates and interest rates;

•	our pricing policies, or those of competitors;

•	political, economic and legislative changes;

•	housing starts; and

•	commercial construction.

In our industries, changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity, and prices for new and used equipment. Rapid declines in demand can result in, among other things, an oversupply of equipment, a decline in prices, the need for additional promotional programs, and a decrease in factory utilization.

Rapid increases in demand can result in, among other things, an undersupply of equipment, increases in prices of our equipment, increases in our costs for materials and components, and increases in factory utilization demands (that either may not be possible due to production or other constraints, affecting either us or our suppliers, or may not be sustainable for long periods of time without additional, potentially significant, capital expenditures, or inefficiency costs). An inability to accommodate large and rapid increases or decreases in demand could impede our ability to operate efficiently and adversely affect our financial position and results of operations, as well as our competitive position. See also “Item 4. Information on the Company—B. Business Overview—Industry Overview.”

The agricultural equipment industry is highly seasonal, which causes our results of operations and levels of working capital to fluctuate.    Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. Our net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern Hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut-down periods, especially in Europe. Seasonal conditions also affect our construction equipment business, but to a lesser extent than our agricultural equipment business. Our production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then we may schedule higher production in anticipation of the expected retail demand. Often, we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, and anticipate higher inventories and wholesale shipments to dealers in the first quarter of the year. Thus, our working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both our and our dealers’ inventories are typically reduced.

To the extent our production levels (and timing) do not correspond to retail demand, we may have too much or too little inventory, which could have an adverse effect on our financial position and results of operations.

Our business may be affected by unfavorable weather conditions, climate change or natural disasters that reduce agricultural production and demand for agricultural equipment.    Poor or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity and crop quality. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as regional floods, hurricanes, storms, and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.    We operate in a highly competitive environment with global, regional and local competitors of differing strengths in various markets throughout the world. Our equipment businesses compete primarily on the basis of product features and performance, customer service, quality, price and anticipated resale value. Aggressive pricing or other strategies pursued by competitors, unanticipated product improvements by competitors, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices, could result in a loss of customers, a decrease in our revenues and a decline in our share of industry sales.

Our Equipment Operations’ sales outlook is based upon various assumptions including price realization, volumes, product mix and geographic mix. The current market environment remains competitive from a pricing standpoint. If economic conditions deteriorate, it could be more difficult to maintain pricing or cause volumes to be less than projected, which would adversely affect our operating results. In addition, if actual product or geographic mix differs from our assumptions, it could have a negative effect on our operating results.

We maintain an independent dealer and distribution network in the markets where we sell products. The financial and operational capabilities of our dealers and distributors are critical to our ability to compete in these markets. In addition, we compete with other manufacturers of agricultural and construction equipment for dealers. If we are unable to compete successfully against other equipment manufacturers, we could lose dealers and their end customers, resulting in a decline in our operating results.

Our Financial Services operations compete with banks, finance companies and other financial institutions. Our Financial Services operations may be unable to compete successfully due to the inability to access capital on favorable terms, or due to issues relating to funding resources, products, licensing or governmental regulations, and the number, type and focus of services offered. In addition, some of our competitors may be eligible to participate in government programs providing access to capital at favorable rates for which we are ineligible, which may put us at a competitive disadvantage. If our Financial Services business is unable to effectively compete, our financial position and results of operations will suffer.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.    Our dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.    Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

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

In addition, when correspondingly larger or smaller quantities of equipment come off lease, or are replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment which could impact used equipment prices. If used equipment prices were to decline significantly, sales and pricing of new equipment could be depressed. As a result, an oversupply of used equipment could adversely affect demand for, or the market prices of, our new and used equipment and our dealer inventory values and their financial condition. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our results of operations and financial position.

Costs of ongoing compliance with, and any failure to comply with, environmental laws and regulations could have an adverse effect on our results of operations.    Our operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. Such laws and regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, regulated materials, waste disposal and the remediation of soil and groundwater contamination. We regularly expend significant resources to comply with regulations concerning the emission levels of our manufacturing facilities and the emission levels of our products. We are currently conducting environmental investigations or remedial activities involving soil and groundwater contamination at a number of properties. Management estimates potential environmental liabilities for remediation, closure and related costs, and other claims and contingent liabilities (including those related to personal injury) and, where appropriate, establishes reserves to address these potential liabilities. Our ultimate exposure, however, could exceed our reserves. In addition, we expect to make environmental and related capital expenditures in connection with reducing the emissions of our existing facilities and our manufactured equipment in the future, depending on the levels and timing of new standards. Our costs of complying with existing or future environmental laws may be significant. If we fail to comply with existing or future laws, we may be subject to fines, penalties and/or restrictions on our operations, and we may be unable to sell certain products, which could negatively impact our results of operations.

The engines used in our equipment are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, state regulatory agencies in the U.S. and other regulatory agencies around the world. Governments may set new standards that could impact our operations in ways that are difficult to anticipate with accuracy. For example, the EPA and European regulators have adopted new and more stringent emission standards, including Interim Tier 4, Final Tier 4, and Stage IIIB non-road diesel emission requirements applicable to many of our products. We have introduced new products meeting new emissions standards, with initial positive reaction from our customers. If we are unable to continue to successfully execute our plans to meet Tier 4/Stage IIIB emission and other regulatory requirements, our ability to continue selling certain products on the market would suffer, which would negatively impact our financial results and financial position. In addition, Tier 4/Stage IIIB requirements and product enhancements related thereto may impact the pricing or acceptability of our products, which could impact our competitive position, sales and results of operations.

The reallocation of radio frequency spectrums could disrupt or degrade our ability to market and develop Global Positioning System (GPS) technology.    Our current and planned integrated GPS solutions for our agricultural and construction businesses depend upon the use of GPS signals and augmented GPS services that link equipment, operations, owners, dealers and technicians. These services depend upon satellite and radio frequency allocations governed by international and local agencies. Any international or local reallocation of radio frequency bands, including frequency bands segmentation and band spectrum sharing, or other modifications of the permitted uses of frequency bands could significantly disrupt or degrade the utility or reliability of our GPS-based products, which could negatively impact our ability to develop and market GPS-based technology solutions. For our customers, the inability to use high-precision GPS services could result in lower crop yields and higher equipment maintenance, seed, fertilizer, fuel and wage costs. These costs could reduce customer profitability and their ability to purchase our equipment.

Data security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.    In the ordinary course of business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information by us and any contracted third parties is critical to our operations. We have not experienced any significant known or threatened data security incidents to date and we employ and seek to improve security measures and initiatives designed to reduce the impact of such risk. Despite our security measures and initiatives, our information technology and infrastructure may be subject to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored could be accessesed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss could result in legal claims or proceedings and harm our business and reputation.

Our financial statements may be impacted by changes in accounting standards.    Our financial statements are subject to the application of U.S. GAAP, which are periodically revised. At times, we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible such changes could have a material adverse effect on our reported results of operations or financial position. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted” to our consolidated financial statements for the year ended December 31, 2011 for additional information on the adoption of new accounting guidance.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, establish reserves to address these contingent liabilities. The ultimate outcome of the legal matters pending against us (or our subsidiaries) is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial position, cash flows or results of operations. Further, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2011 for additional information.

We may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on our results of operations.    We may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances due to managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

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

To achieve our business goals, we must develop and sell products, parts and support services that appeal to our dealers and customers. We must also make strategic decisions regarding existing products such as our decision in 2011 to withdraw New Holland heavy construction equipment from our product offering in North America. Our efforts are dependent upon a number of factors, including our ability to manage and maintain key dealer relationships, our ability to develop effective sales, advertising and marketing programs, and the strength of the economy. We believe that, to maintain our competitive position and to increase sales, we must develop innovative and cost competitive products that appeal to our customers around the world. Our ability to derive competitive benefits from new products will depend in part on our ability to develop or obtain and protect intellectual property relating to product innovations. Failure to continue to deliver high quality, competitive products to the marketplace on a timely basis, or to accurately predict market demand for, or gain market acceptance of, our products, could adversely affect our financial position and results of operations.

Risks related to Financial Services.

Credit Risk.    Fundamental to any organization that extends credit is the credit risk associated with its customers. The creditworthiness of each customer, and the rates of delinquencies, repossessions and net losses relating to customer loans is impacted by many factors, including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	changes in interest rates;

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	weather; and

•	the value of the collateral securing the extension of credit.

A deterioration in the quality of our financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and Financial Services repossesses collateral securing the repayment of the loan, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting our financial position and results of operations.

Funding Risk.    Financial Services has traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to our Financial Services business. From mid-2007 through 2009, events occurred in the global financial market, including weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected our ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on our financial position and results of operations. As Financial Services finances a significant portion of our sales of equipment, to the extent Financial Services is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support has been added to certain previously issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on our financial position, results of operations and cash flow.

Repurchase Risk.    In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by our trusts to require us to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on our financial position, results of operations and cash flow.

Regulatory Risk.    The operations of Financial Services are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosure to customers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon Financial Services, or applicable laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect our Financial Services business and our financial position and results of operations.

Potential Impact of Dodd-Frank Act. The various requirements of the Dodd-Frank Act, including the many implementing regulations yet to be released, may substantially affect the origination, servicing and securitization programs of our Financial Services business. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While we will continue to monitor these developments and their impact upon our access to the ABS market, these and future SEC regulations may impact our ability to engage in these activities or increase the effective cost of asset-backed transactions in the future, which could adversely affect our financial position, results of operations and cash flow.

Risks Related to Our Indebtedness

Credit rating changes could affect our cost of funds.    Our access to, and cost of, funding depend on, among other things, the credit ratings of CNH, CNH Capital LLC, our ABS transactions, and Fiat Industrial. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) The rating agencies may change our credit ratings or take other similar actions, which could affect our access to the capital markets and the cost and terms of existing and future borrowings and, therefore, could adversely affect our financial position and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and limit our financial and operating flexibility.    As of December 31, 2011, we had an aggregate of $17.1 billion of consolidated indebtedness, of which $13.3 billion related to Financial Services and $3.8 billion to Equipment Operations, and our equity was $7.9 billion.

The extent of our indebtedness could have important consequences to our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business; and

•	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

Restrictive Covenants in our debt agreements could limit our financial and operating flexibility.    The indentures governing our outstanding public indebtedness, and other credit agreements to which we are a party, contain covenants that restrict our ability and/or that of our subsidiaries to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding our credit facilities and debt, see “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2011.

Risks Related to Our Relationship with Fiat Industrial, as well as the Demerger

Fiat Industrial guarantees and funding.    Historically we have relied on Fiat to provide credit for Equipment Operations and Financial Services. In the future we could rely on Fiat Industrial for credit. In addition, Fiat Industrial continues to provide financial guarantees in connection with certain of our external financing sources. There is no assurance that Fiat Industrial will continue to make such credit or guarantees available. To the extent these arrangements are terminated or replaced or Fiat Industrial otherwise does not make financing available to us or does not provide financial guarantees, we will need to seek alternative sources of funding or credit support. Alternative sources of funding or credit support may not be available and, to the extent that such credit or credit support is available, the terms and conditions of such credit or credit support may not be as favorable as those provided by Fiat Industrial, which could have a material adverse affect on our financial condition and results of operations. See “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2011 for additional information.

Potential conflicts of interest with Fiat Industrial.    As of December 31, 2011, Fiat Industrial owned, indirectly through Fiat Netherlands, approximately 88% of our outstanding common shares. As long as Fiat Industrial continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders. Circumstances may arise in which the interests of Fiat Industrial could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat Industrial may pursue certain transactions that in its view will enhance its equity investment in us, even though such transactions may not be viewed as favorably by our other debt and equity security holders.

Fiat Industrial provides financing to us. In the recent past, due to the then existing capital markets crisis and its material adverse impact on the ABS markets, we relied more heavily upon financing provided by Fiat. In the event of a repeat of the severe downturn in the ABS markets, we might need to again look to other financing sources, including Fiat Industrial, though Fiat Industrial would have no obligation to provide such financing.

We believe our business relationships with Fiat Industrial can offer economic benefits to us; however, Fiat Industrial’s ownership of our capital stock and its ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat Industrial is faced with decisions that could have different implications for Fiat Industrial and other shareholders. For more information, see “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2011.

Our participation in cash management pools exposes us to Fiat Industrial Group credit risk.    We participate in a group-wide cash management system with other companies within the Fiat Industrial Group. Our positive cash deposits with Fiat Industrial, if any, are either invested by Fiat Industrial treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits, or may be applied by Fiat Industrial treasury subsidiaries to meet the financial needs of other Fiat Industrial Group members and vice versa. While we believe participation in Fiat Industrial treasury subsidiaries’ cash management pools provides us with financial benefits, it exposes us to Fiat Industrial credit risk.

In the event of a bankruptcy or insolvency of Fiat Industrial (or any other Fiat Industrial Group member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat Industrial entity in whose name the deposit is pooled, we may be unable to secure the return of such funds to the extent they belong to us, and we may be viewed as a creditor of such Fiat Industrial entity with respect to such deposits. It is possible that our claims as a creditor could be subordinated to the rights of third party creditors in certain situations. If we are not able to recover our deposits, our financial position and results of operations may be materially impacted. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Source of Funding” for additional information concerning financing arrangements between us and Fiat Industrial.

Pursuant to the Master Services Agreement (“MSA”) between Fiat and Fiat Industrial, Fiat Group Companies provide us with certain corporate functions and services.    Historically, Fiat had assisted us by providing certain corporate functions and services, including financing and cash management services. Following the demerger, Fiat has no obligation to provide assistance to us other than as has been agreed in the MSA. We cannot be certain that continued assistance provided by Fiat Industrial or by Fiat pursuant to the MSA will be sufficient for our business and operations, or that we will not incur additional costs that could adversely affect our business.

Our historical financial information prior to the demerger is not necessarily representative of the results we would have achieved as part of an independent company that is separate from Fiat’s automotive business.    Our historical financial information prior to the demerger may not reflect what our results of operations, financial position and cash flows would have been had we been part of a company that was separate from Fiat’s automotive business during the periods presented, or what our results of operations, financial position and cash flows will be in the future. Among other things:

•

we may enter into transactions with Fiat or Fiat Industrial that either have not existed historically, or that are on different terms than the terms of arrangements or agreements that existed prior to the demerger;

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

A. History and Development of the Company

CNH Global N.V. is incorporated in, and under the laws of, The Netherlands, with its registered office in the World Trade Center Amsterdam Airport, Schiphol Boulevard 217, 1118 BH Schiphol Airport, Amsterdam, The Netherlands (telephone number: +31-20-446-0429). CNH was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527, USA (telephone number: +1-630-887-3766).

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, increase capacity, and for maintenance and engineering. We continually analyze the allocation of our industrial resources, taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of customers and suppliers, the cost of goods and labor, and plant utilization levels. See also “Item 4. Information on the Company—D. Property, Plant and Equipment” for additional information.

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

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up our construction equipment brand family. As of December 31, 2011, we were manufacturing our products in 37 facilities throughout the world and distributing our products in approximately 170 countries through a network of approximately 11,300 dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2011, our sales of agricultural equipment represented 73% of our revenues, sales of construction equipment represented 20% of our revenues and Financial Services represented 7% of our revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2011, 42% of our net sales of equipment were generated in North America, 32% in EAME & CIS, 16% in Latin America and 10% in APAC. Our worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

We offer a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing products and services are intended to be competitive with those available from third parties. We offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). As of December 31, 2011, Financial Services managed a portfolio of receivables of approximately $17.1 billion.

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, the geographical variations in weather from season to season may result in one market contracting while another market is experiencing growth. Government policies may affect the market for our agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in March through June in the Northern Hemisphere and in September through December in the Southern Hemisphere. Dealers generally order harvesting equipment in the Northern Hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern Hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. Our production levels are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the latest technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers prefer simple, robust and durable machines with lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting an increase in demand for higher capacity agricultural equipment. In Latin America, and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 30% to over 50% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. These programs can greatly influence sales. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Government action or inaction and changes in government policy can impact our sales and restrict our operating flexibility” and “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2011, for additional information.

Biofuels Impact on Agriculture

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates and renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. The demand for biofuels and efforts to produce such fuels more efficiently increased in 2007 and 2008 as oil prices increased. Although oil prices temporarily declined during 2009, oil prices continued to escalate through 2010 and 2011, continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and potential energy crises in the future.

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

Worldwide customer preferences for construction equipment products are, in certain respects, similar to preferences for agricultural equipment products. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features to promote operator productivity. In developing markets, customers tend to favor equipment that is more utilitarian with greater perceived durability. In North America and Europe, where operator cost often exceeds fuel cost and machine depreciation, customers emphasize productivity, performance, and reliability. In other markets, customers often continue to use a particular piece of equipment after its performance and efficiency begin to diminish. Customer demand for power capacity does not vary significantly from one market to another. However, in many countries, restrictions on the weight or dimensions of the equipment, such as road regulations or job site constraints, may limit demand for larger machines.

Heavy Construction Equipment

Heavy construction equipment typically includes larger wheel loaders and excavators, graders, dozers and articulated haul trucks. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and aggregate mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment are particularly dependent on the significance of major infrastructure construction and repair projects such as highways, tunnels, dams and harbors, all of which are a function of government spending and economic growth. Furthermore, demand for mining and quarrying equipment applications (although not important to our business) is linked more to the general economy and commodity prices, while growing demand for environmental equipment applications is becoming less sensitive to the economic cycle. Also, in North America, a portion of heavy equipment demand is related to the development of new, large open track housing subdivisions, where the entire infrastructure of the new subdivision needs to be created, thus linking both heavy and light equipment demand to changes in housing industry activity. The heavy equipment industry generally follows cyclical economic patterns, linked to GDP.

Light Construction Equipment

Light construction equipment typically includes skid steer loaders, backhoe loaders, and smaller wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates and the availability of financing. Other major factors include the level of light infrastructure construction such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high cost, slower, manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to 12 months. In areas where labor is abundant and labor cost is inexpensive relative to other inputs, such as in Africa and Latin America, the current light construction equipment market segment is generally small. These areas represent potential growth areas for light construction equipment in the medium to long-term as the cost of labor rises relative to the cost of equipment.

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

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets. This flow of used equipment is highly influenced by exchange rates and the weight and dimensions of the equipment, and the different local regulation in terms of safety and/or emission.

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

We believe we have a number of competitive strengths that enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential. Our competitive strengths include well-recognized brand, a full range of competitive products, a strong global presence and distribution network, and dedicated Financial Services capabilities.

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

The efficiency of our manufacturing, production and scheduling systems depends on forecasts of industry volumes and our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, however, actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

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

In order to capitalize on customer loyalty to dealers and our brands, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although our new generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

Our agricultural equipment product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. We also specialize in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. Our brands each offer a complete range of parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one to three years.

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

Our heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders, dozers, and articulated haul trucks for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. Our brands each offer a complete range of parts and support services for all of their product lines. Our construction equipment is sold with a limited warranty that typically runs from one to two years.

In 2009, we undertook a comprehensive analysis of our construction equipment business. Among other things, we consolidated the internal organizations responsible for managing the Case and New Holland Construction construction equipment businesses and we began to move all production activities of our Imola,

Italy plant to our plants in Lecce and San Mauro, Italy. In addition, in May 2010, we sold our interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., to concentrate efforts on our key construction brands. In March 2011, CNH acquired full ownership of L&T Case Equipment Private Limited, an unconsolidated joint venture established in 1999 to manufacture and sell construction and building equipment in India. The company operates a production facility in Pithampur and currently builds backhoe loaders and vibratory compactors. We continue to evaluate our construction equipment business with a view toward increasing efficiencies and profitability as well as evaluating our strategic alliances to leverage our position in key markets.

New Products and Markets

We continuously review opportunities for the expansion of our product lines and the geographic range of our activities. We are committed to improving product quality and reliability using a Customer Driven Product Definition process to create solutions based on customer needs and to delivering the greatest competitive advantage. These improvements include continuing engine development, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh our product line. In addition, we emphasize enhanced product innovations that, coupled with our initiatives to improve dealer and customer support, will allow us to more fully capitalize on our market leadership positions in many significant geographic and product categories. In our construction equipment segment, we have introduced a new series of models in our skid steer wheel loader, compact track loader, and crawler excavator product lines. The new models offer key features including higher horsepower, increased durability, improved fuel efficiency and also offer key engine upgrades to meet regulatory emissions requirements.

To increase our global presence and gain access to technology, we participate in a number of international manufacturing joint ventures and strategic alliances. We have integrated our manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce our exposure to any particular market.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2011, 2010, and 2009.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 2,400 global direct suppliers to our manufacturing facilities at December 31, 2011. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or the supply or price of, any component part or commodity could affect our profitability or our ability to obtain and fulfill orders. In addition, the recent worldwide financial and credit crisis and the severe impact on certain industries caused some of our suppliers to face financial hardship but did not significantly disrupt our access to any critical components or supplies. We continue to review our relationships with our suppliers and their financial situations to avoid any negative impact on our cost or scheduling of production and on the profitability of our business. Additionally, we cannot avoid exposure to global price fluctuations such as those in the costs of steel, rubber, oil, and related petroleum-based products. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

In addition to the equipment manufactured by our joint ventures and us, we also purchase both agricultural and construction equipment, components, parts and attachments from other sources for resale to our dealers. The terms of purchase from original equipment manufacturers (“OEM”) allow us to market the equipment under our brands. As part of our normal course of business, under these arrangements we generally forecast our equipment needs based on expected market demand for periods of two to four months and thereafter are effectively committed to purchase such quantities of equipment for those periods. OEM purchases allow us to offer a broader line of products and range of models to our dealer network and global customer base.

Previously, we purchased engines and other components from, among others, the Fiat Group and since the demerger have made similar purchases from Fiat Industrial Group. See also “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2011 for additional information.

Distribution and Sales

As of December 31, 2011, we were selling and distributing our products through approximately 11,300 dealers (almost all of which are independently owned and operated) and distributors in approximately 170 countries. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers, as compared to agricultural equipment dealers, tend to be fewer in number and larger in size.

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

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by our competitors. Elsewhere, our dealers generally do not sell products that compete with products we sell, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us, or to satisfy local demand for a certain specialty product.

In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of our products is generally accomplished directly through the independent dealer network. In other markets, our products are sold initially to independent distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize our marketing costs.

We believe that it is generally more cost-effective to distribute our products through independent dealers, although we maintain a limited number of company-owned dealerships in some markets. At December 31, 2011, we operated 12 company-owned dealerships, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically involves a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

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

In Russia, we own 50% of CNH-Kamaz Industrial B.V., which manufactures certain New Holland agricultural and construction equipment in the Russian Federation. We also own 51% of CNH-Kamaz Commercial B.V., which distributes and services agricultural and construction equipment in the Russian Federation.

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

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Actual retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment to our dealers and distributors at wholesale prices, that reflect a discount from the manufacturer-suggested list price. In the ordinary course of our business, we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

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

Parts and Services

The quality and timely availability of parts and service are important competitive factors for our business, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply a complete range of parts, many of which are proprietary, to support items in our current product line as well as for products we have sold in the past. As many of the products we sell can have economically productive lives of up to 20 years when properly maintained, each unit that is sold in the marketplace has the potential to produce a long-term parts and service revenue stream for both us and our dealers.

At December 31, 2011, we operated and administered 21 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This network is comprised of 11 parts depots in North America, 5 in Europe, 3 in Latin America, and 2 in Australia. In addition, our international region’s operations are supported by 8 depots (4 in China, 2 in India, 1 in Russia, and 1 in Uzbekistan). These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

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

Financial Services

Overview

Financial Services is our captive financing business, providing financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal financial products offered are retail loans to end-use customers and wholesale financing to our dealers. As at December 31, 2011, Financial Services managed a portfolio of receivables and leases of approximately $17.1 billion. North America accounts for 59% of the managed portfolio, Western Europe 21%, Brazil 12% and Australia 8%. In some regions, Financial Services also provides insurance, revolving charge accounts, and other financial products and services to end-use customers and our dealer network.

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

During 2011, Financial Services continued to diversify its funding sources by completing two unsecured funding transactions. In July 2011, CNH Capital LLC (a Financial Services’ North American entity) entered into a $250 million five-year unsecured credit facility consisting of a $150 million term loan facility and a $100 million revolving credit facility. In November 2011, CNH Capital LLC issued $500 million of unsecured notes in a private placement transaction with registration rights.

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

Financial Services’ terms for financing equipment retail sales (other than smaller items financed with unsecured revolving charge accounts) provide for retention of a security interest in the equipment financed. Financial Services’ guidelines for minimum down payments generally range from 15% to 30% of the sales price, for both agricultural and construction equipment depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales by Equipment Operations.

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Equipment Operations generally provides a fixed period of “interest-free” financing to the dealer. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while managing our exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Financial Services works with our Equipment Operations’ commercial staff to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. Financial Services also offers products to finance non-CNH equipment sold through our dealer network or within the core businesses of agricultural or construction equipment. Financed non-CNH equipment includes used equipment taken in trade on CNH products or equipment used in conjunction with or attached to our equipment.

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

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including, but not limited to, matters relating to product liability (including asbestos-related liability), product performance, warranty, environmental, retail and wholesale credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2011.

C. Organizational Structure

As of December 31, 2011, Fiat Industrial owned approximately 88% of our common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

On January 1, 2011, Fiat effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial, including Fiat’s indirect ownership interest in CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat received shares of the capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2011, is set forth in an exhibit to this annual report on Form 20-F and includes Case New Holland Inc., a Delaware corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France, a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd., a company organized under the laws of Australia, CNH International S.A., a company organized under the laws of Switzerland, CNH Capital America LLC, a Delaware limited liability company, CNH Financial Services SAS, a company organized under the laws of France, CNH Canada Ltd., a company organized under the laws of Canada, and CNH Deutschland GmbH, a company organized under the laws of Germany (all of which are wholly-owned direct or indirect subsidiaries of CNH).

D. Property, Plant and Equipment

We believe our facilities are well maintained, in good operating condition and suitable for their present purposes. These facilities together with planned capital expenditures, are expected to meet our manufacturing and other needs for the foreseeable future. Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs. We anticipate no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2011, our total capital expenditures were $408 million of which 38% was spent in North America, 27% in Latin America, and 35% in EAME, CIS and APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2011, approximately 80% or $326 million of capital expenditures were related to manufacturing and product related projects with approximately $283 million devoted to agricultural equipment manufacturing and product related expenditures and approximately $43 million devoted to construction equipment expenditures. In 2010, our total capital expenditures were $301 million. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about our significant manufacturing, engineering and administrative facilities, and parts depots as of December 31, 2011:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States

Atlanta, GA	Parts Depot	450	Owned
Benson MN	Agricultural Sprayers, Cotton Pickers/Packagers	326	Owned/Leased
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned(B)
Cameron, MO	Parts Depot	500	Leased
Carol Stream	Parts Depot	325	Leased
Dallas, TX	Parts Depot	509	Owned
Dublin, GA	Compact Tractors	65	Owned(C)
Fargo, ND	Tractors; Wheel Loaders	680	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	233	Owned
Grand Island, NE	Combine Harvesters	1,380	Owned
Lebanon, IN	Parts Depot	1,092	Leased
Mt. Joy, IL	Engineering Center	120	Leased
Mountville, PA	Parts Depot	469	Owned
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,108	Owned
Portland, OR	Parts Depot	246	Leased
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,127	Owned
San Leandro, CA	Parts Depot	232	Owned
Wichita, KS	Skid Steer Loaders	494	Owned
Italy
Cento	Parts Depot	109	Owned/Leased
Imola	Backhoe Loaders; Engineering Center	269	Owned(C)
Jesi	Tractors	807	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro Torinese	Crawler Excavators	613	Owned(B)
Turin	Administrative Offices	105	Leased
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Etampes	Parts Depot	242	Owned
LePlessis	Parts Depot/Administrative	847	Owned/Leased
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Daventry	Parts Depot	562	Leased
Germany
Berlin	Graders, Engineering Center	633	Owned
Heidelberg	Parts Depot	320	Owned
Heilbronn	Administrative Facilities; Training Center	109	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	505	Owned
Cuiaba	Parts Depot	210	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	927	Owned
Piracicaba	Sugar Cane Harvesters	108	Owned
Sorocaba	Manufacturing; Parts Depot	1,722	Owned
Canada
Regina	Parts Depot	238	Owned
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	635	Owned
Toronto	Parts Depot	332	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,694	Owned
Others
St. Marys, Australia	Office/Warehousing	224	Owned
St. Valentin, Austria	Tractors	604	Leased
New Delhi, India	Tractors; Engineering Center	781	Owned
Pithampur, India	Backhoe Loaders and Vibratory Compactors	308	Owned
Paradiso, Switzerland	Commercial, Administrative	29	Leased
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	161	Owned
Tatarstan, Russia	Tractors, Combine Harvesters	538	Owned
Madrid, Spain	Parts Depots	43	Leased
Shanghai, China	Tractors; Components	732	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-In thousands of square feet

(B)	-Consolidated joint venture

(C)	-CNH ceased production at this location in 2011

Environmental Matters

Our operations and products are subject to extensive environmental laws and regulations in the countries in which we operate. In addition, the equipment we sell, and the engines that power them, are subject to extensive statutory and regulatory requirements that impose standards with respect to, among other things, air emissions. Additional laws requiring emission reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States, as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. We have made, and expect that we may make additional, significant capital and research expenditures to comply with these standards now and in the future. We anticipate that these costs are likely to increase as emission limits become more stringent. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding obligations) are clear, we have budgeted or otherwise made available funds which we believe will be necessary to comply with such laws and regulations. To the extent the timing and terms and conditions of such laws and regulations (and our corresponding liabilities) are uncertain, we are unable to quantify the dollar amount of potential future expenditures and have not budgeted or otherwise made funds available. The failure to comply with these current and anticipated emission regulations could result in adverse effects on our operations’ future financial results.

See also “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Costs of ongoing compliance with, and any failure to comply with, environmental laws and regulations could have an adverse effect on our results of operations.”

Capital expenditures for environmental control and compliance in 2011 were approximately $3 million and we expect to spend approximately $8 million in 2012. The U.S. Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent and pervasive. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws which impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 52 non-owned sites at which regulated materials, allegedly generated by us, were released or disposed of (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 47 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. Because estimates of remediation costs are subject to revision as more information becomes available about the nature, extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 52 Waste Sites could change, which would require us to adjust our reserves accordingly.

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

We are conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly, owned and/or operated, or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated, due to the nature of historical handling and disposal of regulated materials typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, we plan to continue funding our costs of environmental compliance from operating cash flows.

As of December 31, 2011, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $29 million to $87 million. Investigation, analysis and remediation of environmental sites are time consuming activities. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time, which could exceed 30 years for some sites. As of December 31, 2011 and 2010, environmental reserves of approximately $46 million and $50 million, respectively, had been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

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

A. Operating Results

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

We believe that Equipment Operations’ gross and operating profit are useful for evaluating our financial performance. We define Equipment Operations’ gross profit, as net sales less cost of goods sold. We define Equipment Operations’ operating profit as Equipment Operations’ gross profit less selling, general and administrative expenses and research, development and engineering costs. Equipment Operations gross and operating profit are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Key Trends for 2011

Net income attributable to CNH in 2011 was $939 million, or $3.91 diluted earnings per share ($3.92 basic earnings per share), compared with a net income of $452 million in 2010, or $1.89 diluted earnings per share

($1.90 basic earnings per share). These results were primarily due to increased demand in both the agricultural and construction equipment industries, improved operating performance and better results from our unconsolidated subsidiaries partially offset by a higher effective tax rate. Net sales of equipment increased 25% to $18.1 billion in 2011 from $14.5 billion in 2010. The increase in net sales was primarily the result of increased demand for agricultural and construction equipment as well as improved price realization and product mix. Equipment Operations’ operating profit increased 65% to $1,465 million in 2011 from $889 million in 2010. The increase in Equipment Operations’ operating profit was primarily due to higher volumes, improved industrial utilization and better product mix. Our agricultural equipment business benefited from good market demand in all regions while our construction equipment business continued to benefit from the industry recovery. Financial Services’ net income increased 42% to $225 million in 2011 from $159 million in 2010. This increase was primarily due to lower funding costs and lower provision for credit losses, partially offset by a higher effective tax rate.

Key Trends for 2012

Demand in the agricultural and construction equipment markets is expected to remain positive for 2012. Agricultural equipment demand is projected to be flat to up 5% on the back of firm agricultural commodity prices. Construction equipment demand is expected to continue its recovery with industry retail unit sales expected to be up 15% to 20%.

Financial Services will continue to focus on receivables management in order to maintain solid portfolio performance.

2011 Compared to 2010

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010
	(in millions)
Revenues:
Net sales	$18,059	$14,474	$18,059	$14,474	$—	$—
Finance and interest income	1,126	1,134	172	154	1,387	1,395

	19,185	15,608	18,231	14,628	1,387	1,395

Costs and Expenses:
Cost of goods sold	14,626	11,891	14,626	11,891	—	—
Selling, general and administrative	1,843	1,698	1,442	1,243	401	455
Research, development and engineering	526	451	526	451	—	—
Restructuring	—	16	—	16	—	—
Interest expense	786	830	386	395	547	612
Interest compensation to Financial Services	—	—	286	238	—	—
Other, net	253	306	140	191	113	115

Total	18,034	15,192	17,406	14,425	1,061	1,182

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,151	416	825	203	326	213
Income tax provision	343	77	230	12	113	65
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	12	11	225	159	12	11
Equipment Operations	104	88	104	88	—	—

Net income	924	438	924	438	225	159
Net loss attributable to noncontrolling interests	(15)	(14)	(15)	(14)		—

Net income attributable to CNH Global N.V.	$939	$452	$939	$452	$225	$159

Overview of Equipment Operations Results

Net Sales of Equipment

Agricultural Equipment Net Sales

	2011	2010	Increase in 2011 vs. 2010	2011 vs. 2010 % Change	Positive Impact of Currency*
	($ in millions)
Net sales
North America	$6,067	$5,162	$905	18%	1%

EAME & CIS	4,907	3,614	1,293	36%	4%
Latin America	1,835	1,648	187	11%	4%
APAC	1,374	1,104	270	24%	6%

Total net sales	$14,183	$11,528	$2,655	23%	3%

*	The currency impact is included in the total 2011 vs. 2010 % change.

The increase in our agricultural equipment net sales was due to higher volumes and better product mix ($1,974 million), positive pricing actions ($348 million), and positive currency changes. The higher volumes were primarily due to continued favorable trading conditions in all regions with strong growth in the EAME & CIS markets and North America. Worldwide agricultural tractor and combine industry retail unit sales increased 12% and 16%, respectively, from the prior year. Tractor industry retail unit sales were up in all regions except Latin America. Combine industry retail unit sales were up in all regions except North America. Our market share for the year was down slightly for tractors and up for combines.

The increase in North America net sales was the result of better overall product mix as well as improvements in pricing. The improvement in product mix was the result of continued movement in the region towards higher horse-power tractors and combines which have higher price points. North American tractor industry retail unit sales were up slightly while combine industry retail unit sales were down 5%. Our North American market share for tractors was flat while our market share for combines was up. Currency had a positive impact on net sales as the Canadian dollar strengthened against the U.S. dollar.

The increase in EAME & CIS net sales was primarily the result of the significant increase in the industry, positive impact of currency and positive pricing. Both our European and CIS markets experienced strong year over year increases largely driven by market demand. Industry retail unit sales of tractors increased 25% and sales of combines increased 39%, which contributed to our net sales increase. Our market share for the year was up slightly for tractors and down slightly for combines. The currency impact on net sales was caused primarily by a weakening U.S. dollar against the euro.

The increase in Latin America net sales was primarily a result of increased industry demand related to combines, improvements in pricing, and positive currency changes. Industry retail unit sales of tractors decreased 2% and sales of combines increased 21%. We maintained our market share for tractors and our market share decreased slightly for combines. Currency also had a positive impact on net sales as the Brazilian real strengthened against the U.S. dollar.

The increase in APAC net sales was primarily driven by an overall increase in the industry (both combines and tractors) and by currency. Industry retail unit sales of tractors increased 12% and sales of combines increased 22%. Our market share was down for tractors and up for combines. Currency had a positive impact, primarily due to the strengthening of the Australian dollar against the U.S. dollar.

Construction Equipment Net Sales

	2011	2010	Increase (Decrease) in 2011 vs. 2010	2011 vs. 2010 % Change	Positive Impact of Currency*
	(in millions, except percents)
Net sales
North America	$1,447	$855	$592	69%	1%
EAME & CIS	903	734	169	23%	5%
Latin America	1,071	1,030	41	4%	4%
APAC	455	327	128	39%	3%

Total net sales	$3,876	$2,946	$930	32%	3%

*	The currency impact is included in the total 2011 vs. 2010% change.

The increase in our construction equipment net sales was primarily due to higher volume and the mix of products ($581 million), pricing ($159 million) and currency. The volume and mix increases was the result of the growth trend continuing from the previous year in the construction equipment industry. Worldwide construction equipment industry retail unit sales increased 27% compared with the prior year as a result of significant market improvements in all regions. For 2011, worldwide industry retail unit sales of light construction equipment increased 30%, driven by improvements in residential and commercial construction activities. Heavy equipment industry retail unit sales increased 23% as a result of overall GDP growth. Compared to the prior year, our overall market share was flat in 2011.

In North America, the increase in net sales was primarily the result of improved volume and product mix and pricing. In North America, the successful launch of new products in the light construction equipment range increased unit sales. Losses in light construction equipment market share experienced in the first half of 2011 narrowed in the second half of the year. For heavy construction equipment, the supply of whole goods and components improved in the second half of 2011 as Japanese suppliers recovered from the earthquake and tsunami. This contributed to our regaining in the second half of the year market share lost in the first half of the year. Construction equipment industry retail unit sales increased 38%. Retail unit sales of light construction equipment, where we have a stronger market presence, increased 39%, while retail unit sales of heavy construction equipment increased 37%. Industry retail unit sales increased compared to the prior year for tractor loader backhoes and skid steers by 39% and 25%, respectively. Our market share compared to the prior year was flat for heavy, and down for light, construction equipment overall.

Net sales in EAME & CIS increased primarily as a result of improved overall volume and product mix, pricing and currency. Industry conditions slowed in the second half of 2011 largely as a result of the European financial crisis. Industry retail unit sales for both heavy and light construction equipment increased 35%. Retail unit sales of heavy and light construction equipment increased 42% and 31%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers increased 43% and 12%, respectively. Our market share was down for the year for heavy construction equipment and flat for light construction equipment. The positive currency impact on net sales primarily resulted from a weakening U.S. dollar against the euro.

Latin America net sales increased primarily as the result of the positive impact of currency as positive pricing was offset by lower volume and product mix. Industry retail unit sales for both heavy and light construction equipment increased 25%. Retail unit sales of heavy and light construction equipment increased 21% and 30%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers increased 23% and 37%, respectively. The increased industry volume was more than offset by competition and pricing pressure primarily from newer entrants into the market. The demand for heavy construction equipment diminished in the second half of 2011 as Brazilian infrastructure spending was deferred until the next fiscal year. Our market share was down for both heavy and light construction equipment. The positive impact of currency on net sales was primarily due to the strengthening of the Brazilian real against the U.S. dollar.

APAC net sales increased due to improved volume and product mix and positive currency impact. Additionally, APAC net sales include the results of L&T Case Equipment Private Ltd. (“L&T”), previously an unconsolidated joint venture in India that we acquired in March of 2011. Net sales included in 2011 for this entity were approximately $97 million. Industry retail unit sales for both heavy and light construction equipment increased 19%. Industry retail unit sales for heavy and light construction equipment increased 17% and 24%, respectively. Industry retail unit sales increased 31% for tractor loader backhoes and declined 15% for skid steers. Our market share was up slightly for light construction equipment and flat for heavy construction equipment. We maintained positive pricing compared to the prior year.

Costs and Expenses – Equipment Operations

The table below represents certain costs and expenses that are more appropriately analyzed as part of the Equipment Operations supplemental disclosures. Other costs and expenses are analyzed later in this discussion either as part of the Financial Services analysis or on a consolidated basis.

	2011		2010		Increase (Decrease) in 2011 vs. 2010	2011 vs. 2010 % Change
	(in millions, except percents)
Net sales	$18,059	100.0%	$14,474	100.0%	$3,585	25%
Cost of goods sold	14,626	81.0%	11,891	82.2%	2,735	23%

Gross profit	3,433	19.0%	2,583	17.8%	850	33%

Selling, general and administrative	1,442	8.0%	1,243	8.6%	199	16%
Research and development	526	2.9%	451	3.1%	75	17%

Operating profit	1,465	8.1%	889	6.1%	576	65%

Restructuring	—	—	16	0.1%	(16)	(100)%
Interest expense	386	2.1%	395	2.7%	(9)	(2)%
Interest compensation to Financial Services	286	1.6%	238	1.6%	48	20%
Other, net	140	0.8%	191	1.3%	(51)	(27%)

Gross Profit and Margin – Equipment Operations

	2011		2010		Increase (Decrease) in 2011 vs. 2010	2011 vs. 2010 Change
	(in millions, except percents)
Agricultural equipment	$2,904	20.5%	$2,232	19.4%	672	1.1 pts
Construction equipment	529	13.6%	351	11.9%	178	1.7 pts

Total Equipment Operations gross profit	$3,433	19.0%	$2,583	17.8%	850	1.2 pts

Agricultural equipment gross profit increased due to higher volume and better product mix ($539 million) and net pricing improvements ($348 million), partially offset by increased production and input costs. Volume and mix improvements were primarily driven by overall industry growth for both tractors and combines, and an improved mix towards larger horsepower tractors and combines. Higher volumes had a positive impact on manufacturing efficiencies, resulting in an overall improvement in production cost absorption.

Construction equipment gross profit increased due to positive pricing ($159 million), higher volume and better product mix ($83 million) partially offset by higher input costs and production costs, and currency. Our margins were negatively impacted in 2010 as many of our production facilities were idle. Production increased in 2011 as the economic environment and overall capacity utilization improved which also positively impacted our gross margin.

Selling, general and administrative – Equipment Operations

Selling, general and administrative expenses increased in 2011 compared to 2010, but decreased as a percentage of sales as we continued to focus on cost controls. The increase was primarily due to increased labor costs (including variable compensation) and advertising and promotional activities in response to the growth in both our agricultural and construction equipment businesses. Additionally we increased spending on information systems. Currency fluctuations had an unfavorable impact of approximately 3.8%, primarily as a result of a strengthening Brazilian real and euro.

Research and development – Equipment Operations

Research and development costs increased in 2011 due to the continued investment in new products, including Tier 4/Stage IIIB engine development. Spending declined, however, as a percentage of net sales.

Restructuring – Equipment Operations

No significant restructuring actions were taken in 2011. Restructuring costs of $16 million in 2010 primarily related to additional severance and other employee-related costs incurred under the restructuring plan started in 2009.

See “Note 11: Restructuring” to our consolidated financial statements for the year ended December 31, 2011 for a detailed analysis of our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. Equipment Operations provide “interest-free” floor plan financing and extended payment terms to our dealers (primarily in North America and in Europe) to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of this financing offered to our dealers.

Interest compensation to Financial Services remained consistent with the prior year as a percentage of net sales.

Other, net – Equipment Operations

The decrease in other, net was the result of a gain recognized related to the purchase of the remaining equity of L&T ($34 million) and decreases in pension and other postemployment costs related to former employees ($10 million), partially offset by higher foreign exchange losses ($11 million) and other miscellaneous costs. In 2010 we recognized a gain of $6 million related to the sale of our participation in LBX Company LLC.

Equity in income of unconsolidated subsidiaries and affiliates – Equipment Operations

The improved performance of our unconsolidated subsidiaries was driven primarily by industry conditions particularly in the agricultural equipment industry. Results of Turk Traktor, our agricultural equipment joint venture in Turkey, increased significantly and were partially offset by our construction equipment joint ventures.

Overview of Financial Services’ Results

	2011		2010		Increase (Decrease) in 2011 vs. 2010	2011 vs. 2010 % Change
	(in millions, except percents)
Finance and interest income	$1,387	100.0%	$1,395	100.0%	$(8)	(1)%

Selling, general and administrative	401	28.9%	455	32.6%	(54)	(12)%
Interest expense	547	39.4%	612	43.9%	(65)	(11)%
Other, net	113	8.1%	115	8.2%	(2)	(2)%

Total expenses	$1,061	76.5%	$1,182	84.7%	(121)	(10)%

On-book asset portfolio at December 31	$14,636		$14,274		362	3%
Managed asset portfolio at December 31	$17,089		$16,996		93	1%

Finance and interest income – Financial Services

The decrease in finance and interest income was caused primarily by a decrease in interest revenue ($15 million), partially offset by an increase in operating lease revenue ($7 million). While the portfolio increased due to growth in sales of both agricultural and construction equipment, yield on the portfolio declined due to declining benchmark rates. The increase in operating lease revenue was due to growth in the operating lease portfolio primarily in North America.

Selling, general and administrative – Financial Services

Selling, general and administrative expenses improved compared to the prior year. Decreases in loss provisions ($68 million) were partially offset by other costs. The decrease in loss provisions was the result of overall portfolio improvement in North America, EAME & CIS and Latin America, partially offset by additional loss provisions recorded for APAC. Other cost increases primarily related to increased labor and marketing costs.

For our managed portfolio, the percentages for delinquencies greater than 30 days and net credit losses were as follows:

	2011		2010
	Delinquencies	Losses	Delinquencies	Losses
North America	0.75%	0.44%	1.41%	0.90%
EAME & CIS	3.21%	0.85%	4.20%	0.57%
Latin America	7.83%	12.32%	20.89%	1.63%
APAC	1.24%	0.46%	1.68%	0.51%

Total	2.16%	2.16%	4.85%	0.90%

The lower level of delinquencies in North America, EAME & CIS, and APAC as of December 31, 2011, was primarily due to collections. The decline in delinquencies and increased losses for Latin America relate to the $300 million write-off of certain accounts related to the retail agriculture equipment loan portfolio. See Note 3: Accounts and Notes Receivable to our consolidated financial statements for the year ended December 31, 2011 for further information on the Brazil retail agricultural equipment loan portfolio.

Consolidated interest expense

The decrease in interest expense was primarily due to lower funding costs incurred by Financial Services as a result of declining interest rates and a $22 million loss recognized in the prior year due to the retirement in July 2010 of $500 million of notes due in 2014, partially offset by a higher level of average debt outstanding compared to the prior year.

Consolidated income tax provision

	2011	2010
	(in millions, except percents)
Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$1,151	$416
Income tax provision	$343	$77
Effective tax rate	29.8%	18.5%

The increase in the effective tax rate from 2010 to 2011 was primarily due to the geographic mix of earnings in 2011. For 2010, certain tax examinations were settled and deferred tax valuation allowances were released in certain jurisdictions. We expect a normalized effective tax rate of 32% to 35% in 2012.

See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2011 for more information on our income tax provision.

2010 Compared to 2009

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Revenues:
Net sales	$14,474	$12,783	$14,474	$12,783	$—	$—
Finance and interest income	1,134	977	154	131	1,395	1,190

	15,608	13,760	14,628	12,914	1,395	1,190

Costs and Expenses:
Cost of goods sold	11,891	10,862	11,891	10,862	—	—
Selling, general and administrative	1,698	1,486	1,243	1,150	455	336
Research, development and engineering	451	398	451	398	—	—
Restructuring	16	102	16	98	—	4
Interest expense	830	671	395	320	612	497
Interest compensation to Financial Services	—	—	238	202	—	—
Other, net	306	334	191	201	115	129

Total	15,192	13,853	14,425	13,231	1,182	966

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	416	(93)	203	(317)	213	224
Income tax provision	77	92	12	33	65	59
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	11	9	159	174	11	9
Equipment Operations	88	(46)	88	(46)	—	—

Net income (loss)	438	(222)	438	(222)	159	174
Net loss attributable to noncontrolling interests	(14)	(32)	(14)	(32)	—	—

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$452	$(190)	$159	$174

Overview of Equipment Operations Results

Net Sales of Equipment

Agricultural Equipment Net Sales

	2010	2009	Increase/ (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change	Positive/ (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$5,162	$4,647	$515	11%	2%
EAME & CIS	3,614	3,904	(290)	(7)%	(2)%
Latin America	1,648	1,118	530	47%	13%
APAC	1,104	994	110	11%	6%

Total net sales	$11,528	$10,663	$865	8%	2%

*	The currency impact is included in the total 2010 vs. 2009 % change.

The increase in our agricultural equipment net sales was due to higher volumes ($557 million), positive pricing actions ($130 million), and positive currency changes. The higher volumes were primarily due to continued strong demand in Latin America and North America as the result of increases in commodity prices and good harvest conditions. This growth was partially offset by a decline in volumes for combines in EAME & CIS due to poor harvest conditions in certain countries and due to tight credit markets. Worldwide agricultural tractor and combine industry retail unit sales increased 14% and 1%, respectively, from the prior year. Tractor and combine industry retail unit sales were up in all regions except EAME & CIS and APAC where combines were down. Our market share for the year was down slightly for tractors and up for combines.

The increase in North America net sales was the result of an increase in the overall industry and stocking actions taken by our dealers. North American tractor and combine industry retail unit sales increased 3% and 9%, respectively. Our market share for tractors declined and our market share for combines was flat. Our dealers increased inventory levels in response to the industry demand. Currency had a positive impact on net sales as the Canadian dollar strengthened against the U.S. dollar.

The decline in EAME & CIS net sales was primarily the result of the combine volumes decline, destocking actions, as well as the impact of currency. Industry retail unit sales of tractors increased 6% and combines decreased 17%. Our market share for the year was up for both tractors and combines. The currency impact on net sales primarily resulted from a strengthening U.S. dollar against the euro. We were able to offset a portion of the industry decline through positive pricing.

The increase in Latin America net sales was primarily a result of the improvement in the overall industry and currency. Industry retail unit sales of tractors increased 32% and combines increased 29%. We maintained our market share for the year for combines and our market share for tractors was down. We also implementing positive pricing actions. Our dealers increased inventory levels in response to the industry demand. Currency also had a positive impact on net sales as the Brazilian Real strengthened against the U.S. dollar.

The increase in APAC net sales was primarily driven by an overall increase in the industry and currency. Industry retail unit sales of tractors increased 18% but was partially offset by an 8% decrease in combines. Our market share in APAC markets decreased for both combines and tractors. Overall, we maintained positive pricing. Currency had a positive impact, primarily due to the strengthening of the Australian dollar against the U.S. dollar.

Construction Equipment Net Sales

	2010	2009	Increase (Decrease) in 2010 vs. 2009	2010 vs. 2009 % Change	Positive/ (Negative) Impact of Currency*
	(in millions, except percents)
Net sales
North America	$855	$632	$223	35%	2%
EAME & CIS	734	704	30	4%	(5)%
Latin America	1,030	577	453	79%	17%
APAC	327	207	120	58%	1%

Total net sales	$2,946	$2,120	$826	39%	4%

*	The currency impact is included in the total 2010 vs. 2009% change.

The increase in our construction equipment net sales was primarily due to higher industry volume and better product mix ($698 million), pricing ($27 million) and currency. The volume and mix improvement was the result of the significant growth (albeit from historically low levels) in the construction equipment industry as global economic conditions stabilized. Worldwide construction equipment industry retail unit sales increased 50% compared with the prior year as the result of significant market improvements across all regions. For the year, worldwide industry retail unit sales of light construction equipment increased 39%, driven by improvements in residential and commercial construction activity. Heavy equipment industry retail unit sales increased 61% as a result of overall GDP growth. Compared to the prior year, our market share was slightly down overall.

In North America, the increase in net sales was primarily the result of improved industry volume and better product mix. Construction equipment industry retail unit sales increased 17%. Retail unit sales of light construction equipment, where we have a stronger market presence, increased 21%, while retail unit sales of heavy construction equipment increased 16%. Industry retail unit sales for tractor loader backhoes and skid steers increased 17% compared to the prior year. Our market share compared to the prior year was flat for both heavy and light construction equipment. The industry growth was partially offset by the effect of additional destocking actions taken by our dealers. Currency had a positive impact on net sales as the Canadian dollar strengthened against the U.S. dollar.

Net sales in EAME & CIS were up as the industry retail unit sales for heavy and light construction equipment increased 49% and 34%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers increased 47% and 36%, respectively. Our market share was flat for the year in total for both heavy and light construction equipment. The positive impact of the industry growth, especially in CIS markets, was largely offset by destocking actions taken by our dealers, primarily in Europe. The negative currency impact on net sales primarily resulted from a strengthening U.S. dollar against the euro.

Latin America net sales increased primarily as the result of improved industry volume and product mix due to the significant growth in the construction equipment industry, and the positive impact of currency. Industry retail unit sales for both heavy and light construction equipment increased 92%, albeit from a low base. Retail unit sales of heavy and light construction equipment increased 96% and 88%, respectively. Industry retail unit sales of tractor loader backhoes and skid steers increased 65% and 113%, respectively. In addition to the growth in retail unit sales, we benefited from stocking actions taken by our dealers in response to the significant industry growth. We also maintained positive pricing compared to the prior year. Partially offsetting the industry growth was a decline in both heavy and light construction equipment market share, which was down due to manufacturing capacity constraints. The positive impact of currency on net sales was due to the strengthening of the Brazilian real against the U.S. dollar.

APAC net sales increased due to improved industry volume and product mix. Industry retail unit sales for heavy and light construction equipment increased 69% and 52%, respectively. Industry retail unit sales for tractor loader backhoes and skid steers increased 58% and 37%, respectively. Industry growth occurred in all major countries with the exception of Pakistan, and was particularly strong in Australia. Our market share was flat for both heavy and light construction equipment. We maintained positive pricing compared to the prior year.

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

Agricultural equipment gross profit increased due to higher volume and mix ($119 million), production cost improvements ($107 million), net pricing improvements ($88 million), and currency. Volume and mix improvements were primarily driven by overall industry growth for both tractors and combines, and an improved product mix to larger horsepower tractors and combines. Higher volumes had a positive impact on manufacturing efficiencies, resulting in an overall improvement in production costs.

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

See “Note 11: Restructuring” to our consolidated financial statements included in this annual report on Form 20-F for more information on our restructuring programs.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of the Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. We provide “interest-free” floor plan financing and extended payment terms to our dealers (primarily in North America and in Europe) to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of this financing offered to our dealers.

Interest compensation to Financial Services remained consistent with the prior year as a percentage of net sales moving in line with the increases in volume for both our agricultural and construction equipment.

Other, net – Equipment Operations

The decrease in other, net was the result of decreases in pension and other postemployment costs related to former employees ($44 million) partially offset by higher foreign exchange losses ($28 million) and other miscellaneous costs. In 2010 we recognized a gain of $6 million related to the sale of our ownership interest in LBX Company LLC.

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

Finance and interest income – Financial Services

The increase in finance and interest income was driven primarily by an increase in interest revenue ($369 million), partially offset by a decrease in ABS revenues ($163 million). The primary driver of the increase in interest revenue and the decrease in ABS revenues was the January 1, 2010 prospective adoption of new accounting guidance related to securitization transactions. ABS revenue decreased as funding transactions that would have historically met the derecognition criteria did not qualify for derecognition in 2010 under the new accounting rules. Interest revenue increased due to a higher level of on-book receivables, as $5.2 billion in receivables were consolidated upon the adoption of the new accounting guidance. Higher interest rates also contributed to the increase in interest revenue due to pricing actions taken to offset increases in our cost of funds. Market conditions improved in North America in both the agricultural and construction equipment sectors, while Europe stabilized in the second half of 2010. See “Item 5.A. New Accounting Pronouncements Adopted” for further details on the change to the accounting rules.

Selling, general and administrative – Financial Services

The increase in selling, general and administrative expenses was primarily a result of increased loss provisions and higher variable compensation. Loss provisions increased due to additional loss provisions recorded for our Brazil retail agricultural equipment loan portfolio and the sustained downturn in the European construction equipment market.

For our managed portfolio, the percentages for delinquencies greater than 30 days and net credit losses were as follows:

	2010		2009
	Delinquencies	Losses	Delinquencies	Losses
North America	1.41%	0.90%	2.74%	0.93%
EAME & CIS	4.20%	0.57%	7.30%	0.33%
Latin America	20.89%	1.63%	27.89%	0.64%
APAC	1.68%	0.51%	2.37%	0.56%

Total	4.85%	0.90%	7.50%	0.73%

The lower level of delinquencies in each region as of December 31, 2010 was primarily due to collections and the general improvement in global economic conditions.

Restructuring – Financial Services

The restructuring expense incurred during 2009 was the result of personnel reductions primarily in the North American and European regions.

Other, net – Financial Services

The decrease in other, net was primarily the result of the effects of foreign currency exchange rate movements.

Consolidated interest expense

The increase in interest expense was primarily due to a higher level of average debt outstanding compared to the prior year. Financial Services consolidated $5.7 billion of debt upon the January 1, 2010, adoption of new accounting guidance related to securitization transactions. The increase in outstanding debt at Financial Services was partially offset by a decrease in average outstanding debt at Equipment Operations, and a decrease in average interest rates. Also contributing to the higher interest expense was a $22 million loss recognized as a result of the retirement in July 2010 of $500 million of notes due in 2014. See “Item 5.A. New Accounting Pronouncements Adopted for further details on the change to the accounting rules.

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

See “Note 10: Income Taxes” to our consolidated financial statements included in this annual report on Form 20-F for more information on our income tax provision.

Application of Critical Accounting Estimates

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates, which require management assumptions and complex judgments, are summarized below. Our other accounting policies are described in the notes to our consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses is established to cover probable losses for receivables owned by us and consists of two components, depending on whether or not the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers all or a portion of receivables specifically reviewed by management for which we have determined we will likely not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, amounts past due, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivable’s effective interest rate or the fair value of the collateral for collateral-dependent receivables and receivables for which foreclosure is deemed to be probable. When the values are lower than the carrying value of the receivables, impairment is recognized.

The second component of the allowance for credit losses covers all performing receivables which have incurred losses that are not yet individually identifiable. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and delinquencies. The allowance for wholesale credit losses is based on loss forecast models which consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and dealer risk ratings. The loss forecast models are updated to incorporate information reflecting the current economic environment. The total allowance for credit losses at December 31, 2011, 2010, and 2009 was $405 million, $595 million, and $393 million, respectively.

Beginning January 1, 2010, we adopted the new accounting guidance related to the consolidation of variable interest entities (“VIEs”). The allowance for credit losses increased approximately $59 million related to the receivables that were consolidated upon adoption of this guidance.

Management’s ongoing evaluation of the adequacy of the allowance for credit losses takes into consideration past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current economic conditions. While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors will not cause changes in the financial condition of our customers. If the financial condition of some of our customer deteriorates, the timing and level of payments received could be impacted and, therefore, could result in a change to our ultimate losses on the current portfolio.

Equipment on Operating Lease Residual Values

Our Financial Services segment purchases equipment from our dealers and other independent third parties and leases it to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. The decision on whether or not to offer lease financing to customers is based, in part, upon estimated residual values of the leased equipment, which are estimated at the lease inception date and periodically updated. Realization of the residual values, a component in the profitability of a lease transaction, is dependent on our ability to market the equipment at lease termination under the then prevailing market conditions. We continually evaluate whether events and circumstances have impacted the estimated residual values of equipment on operating leases. Although realization is not assured, management believes that the estimated residual values are realizable.

Total operating lease residual values at December 31, 2011, 2010, and 2009 were $504 million, $461 million, and $427 million, respectively.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10% from our present estimates, the total impact would be to increase our cumulative depreciation expense on equipment on operating leases by approximately $50 million. This amount would be charged to depreciation expense during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2011 and 2010, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

We have identified three reporting units for the purpose of goodwill impairment testing: Agricultural Equipment, Construction Equipment, and Financial Services.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, our estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of our assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.

To determine fair value, we utilize two valuation techniques: the income approach and the market approach.

The income approach is a valuation technique used to convert future expected cash flows to a present value. We use the income approach to measure the fair value of the Equipment Operations reporting units. We believe the income approach provides the best measure of fair value for Equipment Operations reporting units as this approach considers factors unique to each reporting unit and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales growth, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions are based on an assessment of the risks inherent in the future cash flows of the respective reporting units. We use eight years of expected cash flows, as management believes that this period generally reflects the underlying market cycles for its businesses.

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. We use the market approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management. Under the market approach, we apply the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same or similar line of business or be subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

As of December 31, 2011, the estimated fair value of each of our reporting units and indefinite-lived intangible assets substantially exceeded the respective carrying values.

The sum of the fair values of our reporting units was in excess of our market capitalization. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken in consideration.

Sales Allowances

We grant certain sales incentives to stimulate sales of our products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amount of incentives to be paid are estimated based upon historical data, estimated future market demand for our products, dealer inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. If market conditions were to decline, we may take actions to maintain volume by increasing customer incentives, possibly resulting in increased expense.

The sales allowance accruals at December 31, 2011, 2010, and 2009 were $1,029 million, $774 million, and $690 million, respectively.

Warranty Costs

At the time equipment is sold to a dealer, we record the estimated future warranty costs for the product, primarily basic warranty coverage. We generally determine our total warranty liability with reference to our historical claims rate experience. Our warranty obligations are affected by sales levels, component failure rates, replacement costs and dealer service costs. If actual failure rates or costs to replace and install new components differ from our estimates, a revision in the warranty liability would be required.

The product warranty accruals at December 31, 2011, 2010, and 2009 were $404 million, $350 million, and $301 million, respectively.

Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to related net sales. Over the last three years, this percentage has varied by approximately 0.3 percentage points, comparing the warranty costs to net sales percentage during the period. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.3 percentage points, the warranty expense for the year ended December 31, 2011, would increase or decrease by approximately $60 million.

See “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2011 for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Obligations

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2011, we sponsor pension and other retirement plans in various countries. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from those assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postretirement benefit plans, we recognize net gain or loss as a component of our pension and other retirement plans’ expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on pension and other postretirement benefit obligations and expense:

	2012 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(14)	$18	$(288)	$350
Expected long-term rate of return on plan assets	(21)	21	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(13)	15	(112)	136
Assumed health care cost trend rate (initial and ultimate)	30	(23)	145	(111)

Tax Contingencies

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. Some of our tax positions could be challenged by the taxing authorities. The estimate of our tax contingencies requires the use of judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to gains or losses that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may also require the use of cash but would reduce our effective income tax rate in the period of resolution. See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2011 for further information on our accounting for uncertain tax positions.

New Accounting Pronouncements Adopted

Troubled debt restructuring

In April 2011, the Financial Accounting Standard Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for us on January 1, 2011. The disclosures required by this guidance have been included in the notes to our consolidated financial statements for the year ended December 31, 2011. For further information see “Note 3: Accounts and Notes Receivable”.

Transfer of financial assets and consolidation of VIEs

In June 2009, the FASB issued new accounting guidance which changed the accounting for transfers of financial assets. The guidance eliminates the concept of a qualifying special purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

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

We adopted the new guidance on January 1, 2010. As a significant portion of our securitization trusts and facilities are no longer exempt from consolidation as QSPEs under the guidance, we have reassessed these VIEs under the new qualitative model and determined we were the primary beneficiary, as we have both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, we consolidated the receivables and related liabilities of these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of our adoption of the new guidance on January 1, 2010 was as follows:

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

The assets of the VIEs include restricted cash and certain receivables which are restricted to settle the obligations of those entities and are not expected to be available to us or our creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to our general credit.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria do not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings.

We adopted the guidance prospectively in 2010 and, therefore, the financial statements prepared for 2010 and subsequent periods reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. Our statements of operations for the year ended December 31, 2011 and 2010 no longer reflect securitization income and initial gains or losses on new securitization transactions, but instead report interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued by securitization trusts and facilities. Therefore, 2011 and 2010 results are not comparable to prior period amounts. In addition, because our new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented as cash flows from financing transactions rather than cash flows from operating or investing activities. For further information regarding this new guidance, see “Note 3: Accounts and Notes Receivable”, “Note 9: Credit Facilities and Debt”, and “Note 15: Financial Instruments” in the notes to our consolidated financial statements for the year ended December 31, 2011.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2012. See “Sources of Funding—Funding Policy” below for more information regarding our funding strategy. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flows

During the year ended December 31, 2011, consolidated cash and cash equivalents decreased by $1.6 billion due primarily to increased deposits in Fiat Industrial subsidiaries’ cash management pools. Cash and cash equivalents at Equipment Operations decreased by $1,683 million, while cash and cash equivalents at Financial Services increased by $120 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Equipment Operations	$1,097	$1,811	$1,145
Financial Services	(18)	(12)	1,220
Eliminations	(85)	(397)	(153)

Consolidated	$994	$1,402	$2,212

Equipment Operations generated $1,097 million of cash flows from operations in 2011, primarily due to net income of $924 million partially offset by cash used to fund working capital requirements to meet market demand. The decrease in cash flows from operating activities in 2011 compared to 2010 was primarily related to a decrease of $975 million in cash from working capital in 2011.

The utilization of cash in operating activities at Financial Services in 2011 resulted primarily from cash reduction of $340 million from increases in accounts receivable, partially offset by net income of $225 million.

Equipment Operations generated $1,811 million of cash flows from operations in 2010, primarily due to $1,000 million in cash flows from working capital reductions, adjustments for depreciation and amortization expense of $291 million, and 2010 net income of $438 million. Cash provided by working capital reductions includes $323 million from inventory reductions and $506 million from an increase in payables, partially offset by $84 million due to higher receivables. The primary driver of the working capital reduction in 2010 was the stronger market demand reducing the levels of finished goods inventory. The cash generated from operations was also attributable to the increase of $416 million in other liabilities, primarily related to higher levels of taxes payable and accrued payroll. The increase in cash flows from operating activities in 2010 compared to 2009 reflects the year-over-year increase in net income.

The utilization of cash for operating activities at Financial Services in 2010 resulted primarily from cash reduction of $203 million from increases in wholesale accounts receivable, partially offset by net income of $159 million. The decrease in cash flows from operating activities in 2010 compared to 2009 was primarily due to cash inflows as the result of significant reductions in receivables during 2009.

Equipment Operations generated $1,145 million of cash flows from operations in 2009, primarily due to $1,200 million in cash flows from working capital reductions. Cash provided by working capital reductions was comprised of $809 million from receivable reductions and $1,360 million from inventory reductions, primarily offset by reduced payables of $969 million. The primary drivers of the working capital reductions in 2009 were the lower revenues and demand, and the sale of receivables to Financial Services. The cash provided by working capital reductions was partially offset by the impact of the 2009 net loss of $222 million and an increase in prepayments and other current assets related to higher levels of tax receivables.

Financial Services generated $1,220 million of cash from operating activities in 2009, resulting primarily from $858 million in cash from decreases in dealer and other accounts receivable, net income of $174 million and depreciation and amortization expense of $128 million. The decrease in receivables was attributable to the increase in sales of receivables to the ABS markets under the accounting guidance in effect during that period.

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Equipment Operations	$(2,884)	$168	$(691)
Financial Services	(666)	(234)	1,924
Eliminations	—	20	—

Consolidated	$(3,550)	$(46)	$1,233

Cash flow used by investing activities at Equipment Operations in 2011 was primarily attributable to deposits of $2,400 million cash in Fiat Industrial subsidiaries’ cash management pools and capital expenditures of $408 million. The decrease in cash from investing activities in 2011 compared to 2010 was primarily due to $2,400 million in deposits in Fiat Industrial subsidiaries’ cash management pools in 2011, compared to withdrawals from Fiat subsidiaries’ cash management pools of $481 million in 2010.

Cash flow used by investing activities at Financial Services in 2011 was a result of $5,582 million of additions to retail receivables and $394 million in expenditures for equipment on operating leases, partially offset by cash generated from the $5,106 million of collections of retail receivables and $241 million proceeds from sale of equipment on operating lease. Cash flow used by investing activities at Financial Services increased by $432 million in 2011 compared to 2010 primarily due to the activities in retail receivables.

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

Cash flow used by investing activities at Financial Services in 2010 totaled $234 million resulting from $365 million in expenditures for equipment on operating leases and a $219 million increase in restricted cash, partially offset by net collections of retail receivables of $77 million and proceeds from the sale of equipment on operating lease of $270 million. We adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs at the beginning of 2010. Under this accounting guidance, certain securitization transactions are now accounted for as secured borrowings rather than asset sales. The cash flows from these securitization transactions were presented as investing activities in 2009 and as financing activities in 2010. Total investing cash flows related to retail receivables and securitization transactions decreased $1,585 million compared to 2009 primarily as a result of this new accounting guidance.

The utilization of cash in investing activities at Equipment Operations in 2009 reflected capital expenditures of $217 million and an increase in deposits in Fiat subsidiaries’ cash management pools of $451 million. Capital expenditures were principally related to initiatives to introduce new products and enhance manufacturing efficiency.

Cash provided by investing activities at Financial Services in 2009 totaled $1,924 million, resulting from proceeds from retail securitizations of $3,775 million, collections of retail receivables of $4,466 million, proceeds from the sale of equipment on operating leases of $140 million, $107 million for retained interests, and withdrawals from Fiat subsidiaries’ cash management pools of $289 million. Partially offsetting these sources of cash were $6,552 million of investments in retail receivables and $302 million investments in equipment on operating leases. Net cash provided from securitization transactions in 2009 was $1,796 million.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Equipment Operations	$152	$626	$(356)
Financial Services	832	(57)	(2,766)
Eliminations	85	377	153

Consolidated	$1,069	$946	$(2,969)

Cash provided by financing activities at Equipment Operations in 2011 primarily resulted from $391 million cash generated from collections of intersegment notes from Financial Services, partially offset by net payment of $292 million related to long-term borrowings. The decrease of cash provided by financing activities in 2011 compared to 2010 was due to a net reduction in borrowings in 2011.

Cash flows provided by financing activities for Financial Services in 2011 were attributable to net proceeds of $1,063 million from long-term borrowings and $277 million from short-term borrowings, partially offset by a reduction of $391 million in intersegment borrowings from Equipment Operations. The increase in cash flows used by financing activities at Financial Services in 2011 as compared to 2010 was a net effect of $766 million more cash from borrowings and $312 million less dividend distributions in 2011.

Cash provided by financing activities at Equipment Operations in 2010 is primarily attributable to net proceeds of $381 million from long-term borrowings and $254 million in cash collections of intersegment notes from Financial Services. The increase of cash provided by financing activities in 2010 compared to 2009 was due to a net reduction in borrowings in 2009.

Cash flows used by financing activities for Financial Services in 2010 of $57 million primarily reflects dividend payments of $397 million to Equipment Operations and cash payment of $254 million to Equipment Operations to repay intersegment notes payable, partially offset by net proceeds of $574 million from long-term and short-term borrowings. The improvement in cash flows used by financing activities at Financial Services in 2010 from 2009 was primarily due to the net proceeds from borrowings in 2010 compared with a $1,937 million reduction of long-term and short-term borrowings in 2009.

Equipment Operations cash flows used by financing activities in 2009 of $356 million primarily reflected the use of $1,017 million in cash to reduce short-term and long-term borrowings, partially offset by $676 million in cash received for the reduction of intersegment notes from Financial Services.

Cash flows used by financing activities for Financial Services in 2009 of $2,766 million primarily reflected a reduction in short-term and long-term borrowings of $1,937 million, in addition to cash used to reduce intercompany notes from Equipment Operations of $676 million.

Sources of Funding

Funding Policy

In the continuing environment of uncertainty in the financial markets, our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources. These sources include U.S. and international capital markets, commercial bank lines, and the funding of Financial Services with a combination of receivables securitizations, unsecured borrowings, conduit financing, and other transactions.

A summary of our strategy is set forth below:

•

To fund Equipment Operations’ short-term financing requirements and to ensure near-term liquidity, Equipment Operations will continue to sell its receivables to Financial Services and rely primarily on internal cash flows including managing working capital. We also maintain a funding relationship with Fiat Industrial through term loans and cash management arrangements operated by Fiat Industrial treasury subsidiaries in a number of jurisdictions. We may also supplement our short-term financing by entering into new credit lines with banks.

•

As funding needs of Equipment Operations are determined to be of a longer-term nature, we may access public medium- and long-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. We expect securitizations to continue to represent a substantial portion of our capital structure. However, we will further diversify our funding sources and expand our investor base within the Financial Services plan to create a stand-alone funding profile and achieve investment grade credit ratings. We will continue to look at the public ABS market as an important source of funding in North America and Australia. In addition to our current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities, and unsecured and secured borrowings, we expect changes to our funding profile as costs and terms of accessing the unsecured term market improve. In addition to offering unsecured notes and to accessing unsecured committed bank facilities in 2011, Financial Services will continue to evaluate financing alternatives to further diversify its funding base. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks.

•

Financial Services in Brazil continues to utilize financing provided by BNDES to support the growth of the agricultural and construction equipment sectors of the economy and to continue the issuance of certificates of deposit.

•	Financial Services has also relied in the past, and may continue to rely, on intersegment borrowings from Equipment Operations and financing from Fiat Industrial.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners similar to our agreement with BNP Paribas Lease Group, new funding arrangements or a combination of the foregoing.

Prior to 2009, a significant portion of our financing has historically come from Fiat and Fiat subsidiaries. As a consequence of the demerger, all the financing arrangements with Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries effective as of January 1, 2011. The assignment of term financings took place with the execution of tri-party agreements between the relevant Fiat treasury subsidiaries (which transferred the financial receivables), Fiat Industrial treasury subsidiaries (which received the receivables) and CNH entities (which acknowledged the transfer). As a result of these assignments, CNH entities had no residual financing with Fiat treasury subsidiaries as of January 1, 2011.

Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our unsecured debt ratings. As of February 9, 2012, our long-term unsecured debt was rated BB+ by S&P; Ba2 by Moody’s; and BBB Low by DBRS. Fiat Industrial’s long-term unsecured debt was rated BB+ (negative outlook) by S&P and Ba1 by Moody’s. A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Debt ratings are influenced by a number of factors, including, among others: our parent company’s ratings, financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our debt ratings, thus increasing the cost, and limiting the availability, of unsecured financing.

Consolidated Debt

As of December 31, 2011, and 2010, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2011	2010	2011	2010	2011	2010
	(in millions)
Long-term debt excluding current maturities	$8,626	$8,540	$3,572	$3,660	$6,251	$5,933
Current maturities of long-term debt	4,412	3,894	682	818	3,730	3,076
Short-term debt	4,072	3,863	239	177	5,322	5,468

Total debt	$17,110	$16,297	4,493	$4,655	15,303	$14,477

On December 31, 2011, our outstanding consolidated debt with Fiat Industrial and its subsidiaries was $639 million, or 3.7% of our consolidated debt, compared to $778 million or 4.8% with Fiat and its subsidiaries as of December 31, 2010. The reduction was mainly due to Financial Services repaying part of its debt from Fiat Industrial.

We believe that Net Debt, defined as total debt less intersegment notes receivable, deposits in Fiat Industrial subsidiaries’ cash management pools and cash and cash equivalents, is a useful analytical tool for measuring our effective borrowing requirements. Our ratio of Net Debt to Net Capitalization provides useful supplementary information to investors so that they may evaluate our financial performance using the same measures we use. Net Capitalization is defined as the sum of Net Debt and Total Equity. Net Debt and Net Capitalization are non-GAAP measures. These non-GAAP financial measures should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2011 and 2010 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measures that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2011	2010	2011	2010	2011	2010
	(in millions, except percentages)
Total debt	$17,110	$16,297	$4,493	$4,655	$15,303	$14,477
Less:
Cash and cash equivalents	2,055	3,618	1,251	2,934	804	684
Deposits with Fiat Industrial	4,116	—	3,980	—	136	—
Deposits with Fiat	—	1,760	—	1,643	—	117
Intersegment notes receivables	—	—	1,993	2,273	693	562

Net debt (cash)	10,939	10,919	(2,731)	(2,195)	13,670	13,114
Total equity	7,924	7,380	7,923	7,379	2,046	2,008

Net capitalization	$18,863	$18,299	5,192	$5,184	15,716	$15,122

Net debt (cash) to net capitalization	58%	60%	(53)%	(42)%	87%	87%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2011	2010	2011	2010	2011	2010
	(in millions, except percentages)
Total debt	$17,110	$16,297	$4,493	$4,655	$15,303	$14,477
Total equity	7,924	7,380	7,923	7,379	2,046	2,008

Total capitalization	$25,034	$23,677	$12,416	$12,034	$17,349	$16,485

Total debt to total capitalization	68%	69%	36%	39%	88%	88%

The improvement in the Net Cash position of Equipment Operations in 2011, compared to 2010, mainly reflects increased profitability and positive cash flow from operations.

The increase in Financial Services Net Debt in 2011 reflected higher managed receivables portfolios.

Long term debt

As of December 31, 2011, our consolidated long-term debt was $13.0 billion, including $4.4 billion of current maturities, compared to $12.4 billion and $3.9 billion, respectively, as of December 31, 2010.

Equipment Operations long-term debt as of December 31, 2011 was $4.3 billion, including $682 million of current maturities, and consisted of bonds in the aggregate amount of approximately $2.8 billion, intersegment notes in the amount of $598 million, medium-term loans and borrowings under credit facilities with third parties and Fiat Industrial in the aggregate amount of $548 million, and advances under the syndicated credit facility in the amount of $300 million.

As of December 31, 2011, Financial Services’ long-term debt was $10 billion, including $3.7 billion of current maturities, and consisted of $6.9 billion of debt related to securitizations, $896 million of borrowings under committed credit lines related to our retail lending activities in Brazil, $606 million of asset-backed facilities, $599 million of intersegment notes, $500 million of unsecured notes, $311 million of borrowings from Fiat Industrial and third parties, and $150 million of unsecured debt from a bank.

A more detailed description of our long-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements for year ended December 31, 2011.

Short Term Debt

As of December 31, 2011, our consolidated short-term debt was $4.1 billion, compared to $3.9 billion as of the end of 2010.

Equipment Operations’ short-term debt as of December 31, 2011 was $239 million and consisted mainly of $95 million of intersegment notes, $80 million from Fiat Industrial, and $64 million of advances under credit facilities.

As of December 31, 2011, Financial Services’ short-term debt was $5.3 billion, including $3.3 billion financed under asset-backed facilities, $1.4 billion of intersegment notes and $0.6 billion of borrowings from Fiat Industrial and third parties.

A more detailed description of our short-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements.

Credit Facilities

As of December 31, 2011, we had approximately $4.6 billion available under our $10.6 billion total lines of credit (including asset-backed facilities), including $6.0 billion of asset-backed facilities, $2.6 billion of credit lines with Fiat Industrial, $1.9 billion of committed lines, and $0.1 billion of uncommitted lines.

Of the total $6.0 billion drawn under such lines, $3.7 billion was classified as short term debt, $1.2 billion was classified as current maturities of long-term debt and $1.1 billion was classified as long-term debt.

A more detailed description of our credit facilities is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements.

Cash and cash equivalents, Deposits with Fiat Industrial and Intersegment notes receivable

Cash and cash equivalents were $2.1 billion as of December 31, 2011, compared to $3.6 billion as of December 31, 2010. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat Industrial (in 2011) and Fiat (in 2010) and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2011 and 2010.

	Consolidated		Equipment Operations		Financial Services
	2011	2010	2011	2010	2011	2010
	(in millions)
Cash and cash equivalents	$2,055	$3,618	$1,251	$2,934	$804	$684

Deposits with Fiat Industrial	$4,116	$—	$3,980	$—	$136	$—

Deposits with Fiat	$—	$1,760	$—	$1,643	$—	$117

Intersegment notes receivable:
Current	$—	$—	$1,394	$1,730	$95	$52
Long-term	—	—	599	543	598	510

Total intersegment notes receivables	$—	$—	$1,993	$2,273	$693	$562

The amount of deposits with Fiat Industrial and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash and cash equivalents to deposits with Fiat Industrial also varies, as a function of the cash flows of our subsidiaries that participate in the various cash pooling systems managed by Fiat Industrial worldwide.

At December 31, 2011, we had approximately $4.1 billion of cash deposited in the Fiat Industrial treasury subsidiaries’ cash management pools, compared with $1.8 billion of cash deposited in the Fiat Treasury subsidiaries’ cash management pools at the end of 2010. The total amount deposited in the Fiat Industrial treasury subsidiaries’ cash management pools as of December 31, 2011, included $1.8 billion deposited by our subsidiaries in the United States and in Canada and $2.3 billion deposited by certain of our European subsidiaries.

Further to the demerger, we entered into new cash management arrangements with Fiat Industrial treasury subsidiaries effective on January 1, 2011. Our cash deposits in Fiat treasury subsidiaries’ cash management pools as of December 31, 2010 were assigned to the Fiat Industrial treasury subsidiaries’ cash management pools effective as of January 1, 2011. Accordingly, no residual cash balances were outstanding with Fiat treasury subsidiaries’ cash management pool as of close of business January 1, 2011.

As at December 31, 2011, CNH had approximately $2.1 billion in cash and cash equivalents, compared to approximately $3.6 billion in cash and cash equivalents as of December 31, 2010. The amount as of December 31, 2010 included approximately $2 billion of funds which would have historically been deposited with the relevant cash management pools managed by Fiat treasury subsidiaries in the U.S. and in Europe. In anticipation of the demerger, at the end of 2010, these funds were deposited with primary financial institutions in Europe and the U.S. for a short-term period. In the month of January 2011, these funds were deposited with the applicable Fiat Industrial subsidiaries’ cash management pools.

Securitization

As part of our overall funding strategy, we periodically transfer certain financial receivables into VIEs that are special purpose entities (“SPEs”) as part of our asset-backed securitization programs.

SPEs utilized in the securitization programs differ from other entities included in our consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, we have sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs’ creditors. The SPEs have ownership of cash balances that also have restrictions for the SPEs’ investors. Our interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay our creditors.

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2011 and 2010:

	Restricted Receivables		Off-Book Receivables		Retained Interest
	2011	2010	2011	2010	2011	2010
	(in millions)
North America retail receivables	$5,501	$4,922	$108	$206	$18	$39
North America wholesale receivables	2,884	2,694	—	—	—	—
Europe wholesale receivables	1,193	1,051	2	8	—	—
Australia retail receivables	932	936	—	—	—	—
Australia wholesale receivables	101	123	—	—	—	—
North America revolving account receivables	181	193	—	—	—	—

Total	$10,792	$9,919	$110	$214	$18	$39

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, we sell eligible receivables on a revolving basis, to structured master trust facilities which are limited purpose, bankruptcy-remote SPE’s. As of December 31, 2011, the U.S. master trust facility consists of $583 million term asset-backed notes issued in August 2009 with a three-year maturity, $220 million term asset-backed notes issued January 2011 with a two-year maturity and four 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $200 million renewable March 2012, $500 million renewable July 2012, $250 million renewable November 2012, and $200 million renewable November 2012.

The Canadian master trust facility consists of a C$586 million ($574 million) conduit facility renewable December 2012 at the sole discretion of the purchaser.

The Australian master trust facility consists of a 364-day A$200 million ($203 million) conduit facility renewable December 2012 at the sole discretion of the purchaser.

These trusts were determined to be VIE’s and, consequently we consolidate the securitization trusts. In our role as servicer, we have the power to direct the trusts’ activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts. We are the primary beneficiary of the trusts, and therefore the trusts were consolidated.

Our involvement with the securitization trusts includes originating and servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and maintaining cash reserve accounts. The seller’s interest in the trusts represents CNH’s undivided interest in the receivables transferred to the trust. We maintain cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitization trusts have no recourse to us beyond our retained interests for failure of debtors to pay when due. Our retained interests are subordinate to investors’ interests.

For the U.S. wholesale securitization facility, in the year ended December, 31, 2009, we recognized gains on the sale of receivables of $51 million. Collections reinvested into the facility in the year ended December, 31,

2009 were $5,629 million. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the U.S. facility.

Each of the facilities contains minimum payment rates and/or portfolio performance thresholds which, if breached, could preclude us from selling additional receivables originated on a prospective basis.

In addition, we have various factoring programs for the revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2011 and 2010, the amount of outstanding receivables under these factoring programs were €1.0 billion ($1.3 billion) and €874 million ($1.2 billion), respectively, of which €922 million ($1.2 billion) and €786 million ($1.1 billion), respectively, were recorded as secured borrowings and included in the consolidated balance sheets.

Retail Receivables Securitizations

Within the U.S. retail asset securitization programs, eligible retail finance receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these SPEs establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the SPEs. These trusts were determined to be VIEs and, consequently, we consolidated all previously unconsolidated retail trusts upon the January 1, 2010 adoption of the new accounting guidance related to transfers of financial assets and the consolidation of VIEs. In our role as servicer, we have the power to direct the trusts’ activities. Through our retained interests, we have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts.

During both years ended December 31, 2011 and 2010, we issued $3.5 billion in retail asset-backed securities in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through our dealer network. We applied any proceeds from the securitizations to repay outstanding debt. At December 31, 2011, $5.7 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 25 and 37 months. At December 31, 2010, $10.9 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 26 and 36 months.

During the year ended December 31, 2009, we securitized retail receivables with a net principal value of $4.0 billion and recognized gains on these sales of receivables of $68 million. Further, related to the retail securitizations, we received proceeds of $3,732 million and recorded $31 million in servicing fees for the year ended December 31, 2009.

We receive compensation for servicing the receivables transferred and earn other related ongoing income customary with the securitization programs. We may also retain all or a portion of subordinated interests in the SPEs. No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to us, although we provide customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, we do not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as servicer.

CNH also has access to $2.1 billion committed asset-backed facilities through which it may sell retail receivables generated by Financial Services in the United States, Canada, and Australia. CNH has utilized these facilities in the past to fund the origination of receivables and have later repurchased and resold the receivables in the term ABS markets or found alternative financing for the receivables. CNH believes that it is probable that the vast majority of newly originated receivables will continue to be repurchased and resold in the public ABS markets. These facilities had an original term of two years and are renewable in December 2012 and December 2013.

Three private retail transactions totaling $108 million and $206 million were not included in our consolidated balance sheets as of December 31, 2011 and 2010, respectively. These transactions continue to qualify as sales subsequent to the adoption of the new accounting guidance. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Revolving Charge Account Securitizations

Through a trust, CNH securitizes originated revolving charge account receivables through a privately owned two year facility. The trust’s facility limit is $200 million and is renewable in October 2012. Consistent with the wholesale and retail securitization programs, we determined that the trust was a VIE and therefore, it was consolidated in our balance sheets.

Our continuing involvement with the securitization trust includes servicing the receivables and maintaining a cash reserve account, which provides security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments to the investors. The investors and the securitization trust have no recourse to us beyond our retained interest assets for failure of debtors to pay when due. Further, our retained interests are subordinate to the investors’ interests.

For the year ended December 31, 2009, we recognized gains of $10 million on the sale of receivables and collections reinvested into the facility were $705 million.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Plan assets are primarily held in trusts and invested to provide for current and future pension benefits. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations is the difference between our plan assets and our actuarially determined plan obligations. At December 31, 2011 and 2010, our pension plans had an underfunded status of approximately $731 million and $736 million, respectively. These amounts included pension plan obligations for plans that we are not currently required to fund of $418 million and $451 million at December 31, 2011 and 2010, respectively.

During 2011, we made a discretionary contribution of $70 million to our U.S. defined benefit pension plan trust. In 2012, we anticipate making a discretionary contribution of up to $70 million to the U.S. defined benefit pension plan trust. Based on projections of minimum funding requirements, we do not anticipate that any additional contributions for this plan will be required during the period 2013 through 2016. We will continue to consider making discretionary contributions to our pension and other benefit plans in the future.

During 2011, we contributed $55 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions to such plans in 2012 of approximately $53 million.

Other Postretirement Benefit Obligations

These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At both December 31, 2011 and 2010, our other postretirement benefit obligations had an underfunded status of $1.1 billion.

During 2011 and 2010, we did not make any voluntary contributions to our postretirement benefit plans; however, we made benefit payments of $63 million and $74 million during 2011 and 2010, respectively. We anticipate that cash requirements for other postretirement employee benefits will be approximately $88 million in 2012.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2011 for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $526 million, $451 million, and $398 million of research and development costs in the years ended December 31, 2011, 2010, and 2009, respectively.

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

Through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, we have a significant tradition of technological innovation in the agricultural and construction equipment industries. As of December 31, 2011, we hold over 4,365 patents and over 1,112 additional applications are pending. We believe that we are among the market leaders for the number of patents in the product classes in which we compete.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” including: “Key Trends for 2011”, “Key Trends for 2012” and “2011 Compared to 2010.”

E. Off-Balance Sheet Arrangements

We disclose our off-balance sheet arrangements in the notes to our consolidated financial statements and have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Note 3: Accounts and Notes Receivable”, and “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2011 and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Securitization” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2011, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt	$13,038	$4,412	$4,685	$2,297	$1,644
Interest on fixed rate debt(1)	1,769	433	690	510	136
Interest on floating rate debt(1)	1,602	326	595	549	132
Operating leases(2)	153	32	42	36	43
Purchase obligations	400	400	—	—	—
Tax contingencies(3)	55	55	—	—	—

Total contractual cash obligations	$17,017	$5,658	$6,012	$3,392	$1,955

(1)	The interest funding requirements are based on 2011 interest rates and the assumption that short-term debt will be renewed for the next five years.
(2)	Minimum rental commitments.
(3)

The total amount of gross tax contingencies, including positions impacting only the timing of tax benefits was $305 million for the year ended December 31, 2011. Payment of these liabilities would result from settlements with taxing authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with respective taxing authorities.

Other Liabilities

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2012, we anticipate making total discretionary contributions to our U.S. defined benefit pension plans of up to $70 million, and anticipate making contributions to our other defined benefit pension plans of approximately $53 million prior to consideration of any discretionary contributions.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2012, we anticipate making contributions to our other postretirement benefit plans of approximately $88 million prior to consideration of any discretionary contributions.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The Board of Directors consists of eleven directors, eight of whom are independent directors as provided in the listing standards and rules of the New York Stock Exchange (“NYSE”). The directors serve for a term of one year and may stand for re-election the following year. As of February 1, 2012, our directors and certain senior managers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	Director	2005
Thomas J. Colligan	Director	2011
Dr. Edward A. Hiler	Director	2002
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John B. Lanaway	Director	2006
Kenneth Lipper	Director	1996
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Steven C. Bierman	President, CNH Capital	2005
Pierre Fleck	President, Parts and Service	2011
Franco Fusignani	President and Chief Executive Officer, CNH International S.A. and President, New Holland Agricultural Equipment	2006 2010
Andreas Klauser	President, Case IH Agricultural Equipment	2009
James E. McCullough	President, Construction Equipment	2009
Camillo Rossotto	Chief Financial Officer	2012
Richard Tobin	President and Chief Executive Officer	2010

Harold D. Boyanovsky, Director, born on August 15, 1944, retired as President and Chief Executive Officer of CNH Global N.V. on December 31, 2011. Prior to this, Mr. Boyanovsky was appointed President, Construction Equipment Business on September 1, 2002, President and Chief Executive Officer on February 28, 2005, and Director on December 7, 2005. He served as President, Worldwide Agricultural Equipment Products of CNH from November 1999 to October 2002 and as interim President, New Holland Agricultural Equipment from September 2007 to September 2008. Prior to the business merger of New Holland and Case, he served as a Senior Vice President of Case from May 1997 to November 1999. Between December 1966 and November 1999, Mr. Boyanovsky served in a variety of executive positions with Case and International Harvester.

Thomas J. Colligan, Director, born on July 16, 1944, was appointed to the Board on January 6, 2011 and elected a Director on March 29, 2011. Mr. Colligan is currently a member of the Boards of Directors of Office Depot, Inc. and Targus Group International, Inc. and has previously served on the boards of Schering Plough Corporation, Educational Management Corporation and Anesiva, Inc. His most recent position was as Vice Dean of the University of Pennsylvania—Wharton School’s Aresty Institute of Executive Education, where he was responsible for the non-degree executive education programs from July 2007 until his retirement in June 2010. From 2001 to 2004, Mr. Colligan was Vice Chairman of PricewaterhouseCoopers LLP (“PwC”) and served PwC in other capacities from 1969 to 2004, including 25 years as a Partner. Mr. Colligan is a Certified Public Accountant and has a degree in Accounting from Fairleigh Dickinson University.

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

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, since June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker has been working as Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker was a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Presently Dr. Jeker is Chairman of Emerging Market Services Ltd.; CEO and Vice –Chairman of AO Foundation and Chairman of Carbura. Dr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.

Dr. Peter Kalantzis, Director, born December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been a non-executive member of various board of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Cham, (Switzerland); Chairman of the Board of Clair Ltd., Cham; Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece) and Chairman of Zuricher Goldhandel AG, Cham. He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of Lamda Consolidated Holdings, Luxembourg; of Transbalkan Pipeline BV (Amsterdam); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President.

Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

John B. Lanaway, Director, born on April 13, 1950, was elected a Director of CNH on April 7, 2006. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC. Mr. Lanaway was Executive Vice President and Chief Financial Officer, North America, of McCann Erickson, one of the largest marketing communications networks in the world, from November 2007 until June 2011. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he has held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

Kenneth Lipper, Director, born on June 19, 1941, is Chairman and CEO of Lipper & Company, an asset management and investment banking firm, since 1987. He has served as a Director of CNH since 1996. From 2005 to 2010, Mr. Lipper was Executive Vice President and Senior Advisor of Cushman & Wakefield, Inc. He was Deputy Mayor of the City of New York under Mayor Edward Koch from 1983 to 1985. Mr. Lipper was a general partner of Salomon Brothers from 1976 to 1982 and Lehman Brothers from 1969 to 1975. Prior to that, Mr. Lipper was the Director of Industrial Policy for the U.S. Office of Foreign Direct Investment and an associate with the law firm of Fried, Frank, Harris, Shriver & Jacobson. Mr. Lipper received an Academy Award in 1999 as Producer of “The Last Days”. He wrote the novel “Wall Street” and was chief technical advisor of the film; he wrote the novel and screenplay “City Hall”, and was producer on the film; he was producer of the play and film “The Winter Guest.” He is co-owner and co-publisher of the celebrated biography series “Penguin Lives”, under the Lipper/Viking Penguin imprint. He is a trustee of The Hampton Film Festival and of The Jerome & Kenneth Lipper Foundation; he is a member of the Council on Foreign Relations, Economic Club of New York and the Century Club. Mr. Lipper received a B.A. from Columbia University, a JD from Harvard Law School and Master’s in Civil Law from New York University/Faculty of Law & Economics, Paris.

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed Director of CNH on July 22, 2004, and Chairman on April 7, 2006. He is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked as an accountant and tax specialist for Deloitte & Touche. From 1985 to 1988, he was Group Controller and then Director of Corporate Development at the Lawson Mardon Group of Toronto. In 1989 and 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Vice President of Finance and Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group, which was acquired by Alusuisse Lonza (Algroup) in 1994. From 1994 to 2000, he held various positions of increasing responsibility at Algroup, headquartered in Zurich, until becoming Chief Executive Officer. He then went on to head the Lonza Group Ltd, following its demerger from Algroup, first as Chief Executive Officer (2000-2001) and then as Chairman (2002). In February 2002, he became Chief Executive Officer of the SGS Group of Geneva, a world leader in the area of inspection, verification, testing and certification services. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. He has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed Chief Executive Officer on June 1, 2004. In February 2005, he was also appointed Chief Executive Officer of Fiat Group Automobiles and in April 2006, Chairman of CNH. He became Chief Executive Officer of Chrysler Group LLC in June 2009 and Chairman in September 2011. In May 2010, he joined the Board of

Directors of Exor. In July 2010 he was appointed Chairman of Fiat Industrial S.p.A. He is a member of the Board of Philip Morris International Inc. and President of ACEA (European Automobile Manufactures Association). He is also a member of the Board of the Peterson Institute for International Economics and Chairman of the Italian Branch of the Council for the United States and Italy. He is a permanent member of the Fondazione Giovanni Agnelli. Mr. Marchionne holds a Bachelor of Arts with a major in Philospohy and a bachelor of Laws from the University of Toronto, as well as a Masters in Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). He is also a recipient of: an Honorary Doctor of Laws degree from the University of Windsor (Canada) and honorary Doctor of Business Administration from the University of Toledo (Ohio), a Master honoris causa from the CUOA Foundation (Italy), a degree in Economics honoris causa from the University of Cassino (Italy), and a degree ad honorem in Industrial Engineering and Management from Polytechnic University in Turin. Mr. Marchionne also holds the honor of Cavaliere del Lavoro.

Paolo Monferino, Director, born on December 15, 1946, served as President and Chief Operating Officer of CNH from March 24, 2000 to November 7, 2000. On November 8, 2000, Mr. Monferino was appointed a Director and President and Chief Executive Officer, leading the overall management of CNH, including the execution of our wide-ranging integration plan. Mr. Monferino resigned as President and Chief Executive Officer on February 28, 2005 and became Chief Executive Officer of Iveco, the lead company of Fiat Group’s Commercial Vehicle Sector. Mr. Monferino has more than 20 years of experience in the agricultural and construction equipment business beginning in the United States with Fiatallis, a joint venture between Fiat’s construction equipment business and Allis Chalmers. In 1983, he was named Chief Executive Officer of Fiatallis’ Latin American operations in Brazil. Two years later, he was appointed Chief Operating Officer at Fiatallis and in 1987 was named the Chief Operating Officer at FiatAgri, the farm machinery division of the Fiat Group. Following Fiat Geotech’s 1991 acquisition of Ford New Holland, Mr. Monferino was named Executive Vice President of the new company headquartered in London. He was responsible for strategy and business development, including product, marketing and industrial policies. Mr. Monferino retired from the Fiat Group in October 2010 and since the middle of November 2010, he assumed the position of Head of the Health Department of the Piemonte Region in Italy.

Jacques Theurillat, Director, born on March 20, 1959, was elected a Director of CNH on April 7, 2006. Since May, 2008, Mr. Theurillat has served as Managing Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

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

Pierre Fleck, President, CNH Parts & Service, born on December 5, 1965, was appointed President of CNH Parts & Service on May 18, 2011 and holds the same position with Iveco. Mr. Fleck is responsible for CNH’s agricultural and construction global aftersales business, along with Iveco’s aftersales business. He first joined Fiat in January 2005 and has held a number of roles within the Fiat Industrial Group, including his most recent role as CEO of Irisbus Iveco. From 2008 to 2010 , Mr. Fleck served as President of CNH Parts & Service and Executive Vice President of Parts & Service for Fiat Group Automobiles from 2006. Before joining Fiat, he held a variety of positions with Alcatel from 1989 and 1991 in Germany, Valeo Electrical Systems and Distribution from 1991 to 2000 and Honeywell Friction Materials from 2000 to 2006, in the fields of sales and marketing, distribution and after sales. Mr. Fleck holds an MBA from IEA, the Institut European des Affairs in Paris.

Franco Fusignani, President and Chief Executive Officer of New Holland Agricultural Equipment and of CNH International SA, born on September 19, 1945, was appointed President and Chief Executive Officer of New Holland Agricultural Equipment in October 2010 and of CNH International SA on July 1, 2007. He has responsibility for the New Holland Agricultural brand in the Americas and Europe and both New Holland Agriculture and Case IH, the agricultural brands of CNH, and New Holland Construction and Case Construction in Africa, Middle East, CIS, Asia, Australia and New Zealand (with a special focus on China, Turkey, India and Japan for the local presence of industrial and commercial JVs and manufacturing activities). After joining the Fiat Group in 1970 as an engineer, he held a variety of positions within the industrial and business’ activities of the Group. In 1978, Mr. Fusignani took the lead of the Fiat operations of specific countries in Latin America. In 1981, he established the new Iveco Commercial Diesel Engine Division in Europe. In 1986, Mr. Fusignani was appointed vice president of the Industrial Construction Equipment operations. In 1991, he took the lead of the European agricultural commercial operations and in 1996 of the international agricultural business establishing new industrial facilities in Poland, Turkey, India, China, Mexico and strengthening the commercial presence in Africa, Middle East, Asia and CIS. Before being named CEO of CNH International SA and New Holland Agricultural Equipment, he served as Senior Vice President of CNH Agricultural Industrial Product Development.

Andreas Klauser, President, Case IH Agricultural Equipment, born on October 14, 1965, was appointed President, Case IH Agricultural Equipment on December 1, 2009. Mr. Klauser was previously Vice President & General Manager Commercial/Marketing Europe for Case IH and Steyr branded products for CNH St. Valentin, in addition to serving as Sales and Marketing Director for CNH Osterreich from 2006 to 2009. Mr. Klauser served as Business Director Central Europe CNH (St. Valentin, Modena and Plock) for New Holland, Case IH and Steyr branded products from 2000 to 2006. He served as Business Director Eastern Europe for Case IH and Steyr for Case Steyr Landmaschinentechnik (St. Valentin and Paris) from 1997 to 1999. And from 1990 to 1996, he was Export Manager Steyr tractors for Italy and Eastern Europe for Steyr Landmaschinentechnik (St. Valentin/Austria).

James E. McCullough, President, Construction Equipment, born on June 27, 1950, was appointed President, Construction Equipment on July 21, 2009. He has responsibility for both New Holland Construction Equipment and Case Construction Equipment. Mr. McCullough was appointed President, Case Construction Equipment on September 30, 2005, and was previously President, Construction Equipment N.A. of CNH from June 2003. Mr. McCullough served as Senior Vice President, Construction Equipment Commercial Operations, N.A. from 2002 to 2003 and Senior Vice President, Case Commercial Operations Worldwide from 1999 to 2002. Prior to the business merger of New Holland and Case, he served as Vice President and General Manager, Case Construction Equipment Division from 1995 to 1998. Between 1990 and 1995, Mr. McCullough served in a variety of positions with Case.

Camillo Rossotto, Chief Financial Officer, born on July 17, 1962, was appointed Chief Financial Officer of CNH on January 1, 2012 and Treasurer and head of Financial Services for Fiat Industrial on January 5, 2011. He also serves as a member of the Industrial Executive Council (IEC) of Fiat Industrial. In March 2010, after a brief period as CEO of FGA Capital, the joint venture between Fiat Group and Credit Agricole, Mr. Rossotto was appointed Treasurer of Fiat Group. In 2008, he was appointed responsible for CNH Capital Europe and Trade Finance. In 2005, he was appointed Treasurer of CNH in the U.S. and in 2007 also became CFO of CNH Capital. In 2000, after a brief period as Group Treasurer at Barilla S.p.A., he returned to Fiat as Treasurer for Fiat Auto. Mr. Rossotto joined the Fiat Group in 1989 and held a number of roles of increasing responsibility in the Finance area, first in Italy and then in the U.S., Germany and Brazil. Mr. Rossotto holds a degree in Political Science from the University of Turin and an MBA from New York University.

Richard Tobin, President and Chief Executive Officer, born on April 4, 1963, was appointed President and Chief Executive Officer on January 1, 2012. He served as Chief Financial Officer of CNH Global N.V. from March 8, 2010 to December 31, 2011. He joined CNH from SGS Group Geneva, Switzerland, where he was appointed Chief Financial Officer & Information Technology in June 2004 and prior to that was Chief Operating Officer of SGS North America. Before joining SGS, Mr. Tobin held business segment general management positions with Alcan Aluminum of Montreal Canada, the Alusuisse Lonza Group of Zurich, Switzerland, and international marketing with the GTE Corporation of Stamford, Connecticut. He holds a Bachelors of Arts and Masters of Business Administration degrees from Norwich University and Drexel University, respectively.

B. Compensation

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2011, excluding directors who are employees of Fiat Industrial or Fiat and are not compensated by us:

	Grant Price	Harold Boyanovsky		Thomas J Colligan	Dr. Edward A. Hiler	Leo W. Houle	Dr. Peter Kalantzis	John B. Lanaway	Kenneth Lipper	Dr. Rolf M. Jeker	Paolo Monferino	Jacques Theurillat	Total
Salary		$853,117	(a)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$853,117
Annual Fees				87,964	115,000	140,000	120,000	84,000	86,250	115,000	110,278	116,250	974,742
Common Shares Granted
3/28/2011	$46.89							9,000				9,688	18,688
6/27/2011	$36.10							9,000				9,687	18,687
9/26/2011	$26.78			15,000				9,000				9,688	33,688
12/27/2011	$37.09			9,000				9,000				9,687	27,687
Use of Company Car		8,704				13,621		8,576					30,901
Future Remuneration:
Pension Plan		85,389	(a)										85,389
Bonus:
Cash		1,593,520											1,593,520

Total		$2,540,730		$111,964	$115,000	$153,621	$120,000	$128,576	$86,250	$115,000	$110,278	$155,000	$3,636,419

(a)

Mr. Boyanovsky exercised stock options during 2011 resulting in $1.8 million of earnings and, in connection with the terms of his retirement in 2011, will receive future cash remuneration totaling $1.4 million. These amounts are not included in the table above.

Directors eligible for compensation also may elect to have a portion of their compensation paid in stock options. See “CNH Directors’ Compensation Plan” and “Share Ownership” below. Directors who are employees of a Fiat Industrial Group company or a Fiat Group company do not receive compensation from us.

CNH Directors’ Compensation Plan

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to eligible directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the Board of CNH, provided that such members do not receive salary or other employment compensation from CNH, its subsidiaries or affiliates, or Fiat Group or Fiat Industrial Group companies. Each quarter of the CNH Directors’ Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director. At December 31, 2011 and 2010, there were 690,993 and 693,914 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Directors eligible to receive compensation under the CNH Directors’ Plan do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2011:

	2011
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	90,840	$31.24
Granted	3,101	37.09
Forfeited	—	—
Expired	—	—
Exercised	(28,796)	24.28

Outstanding at end of year	65,145	34.59

Exercisable at end of year	65,145	34.59

See “Note 17: Option and Incentive Plans” to our consolidated financial statements for the year ended December 31, 2011 for a detailed discussion of our stock option and incentive programs.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2011 was approximately $8.7 million, including $600,000 of pension and similar benefits paid or set aside by us.

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

We have a one-tier management structure (i.e. a management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, referred to as “non-executive directors”). A majority of our Board consists of non-executive directors, who meet the independence requirements of the Dutch Code. The Board believes that it is appropriate for the role of the Chief Executive Officer and the Chairman to be separate, and that the Chairman of the Board should be a non-executive director. Should an executive director be appointed as Chairman, the Board will also designate a non-executive director as the lead director, who will chair executive sessions of the Board. For information regarding the period of time our directors have served, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management.” None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2011, there were seven meetings of our Board of Directors. Attendance at these meetings was 95%. The Audit Committee met eight times during 2011 and attendance of directors at those meetings was 97%. The Corporate Governance and Compensation Committee met four times during 2011 with 100% attendance of directors at such meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses, among other things, our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also typically schedules one annual meeting that is devoted to discussing our strategy (this meeting did not take place in 2011).

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

The Audit Committee currently consists of Messrs. Theurillat, Colligan, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, the Vice President of Internal Audit, the Vice President Corporate Tax, the Treasurer, and representatives from our independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives from our independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present. The Charter for the Audit Committee is available on our web site (www.cnh.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

Corporate Governance and Compensation Committee.    The Corporate Governance and Compensation Committee is responsible for, among other things, the design, development, implementation and review of the compensation and terms of employment of our executive officers and the fees paid to the members of the Board as well as succession planning issues relating to executive officers and directors. The Corporate Governance and Compensation Committee is responsible for making sure that the compensation of the company’s executive personnel is related to and aligned with our (and our shareholders’) short-term and long-term objectives and our operating performance. The directors’ compensation terms and conditions are set forth in the CNH Directors’ Plan, the terms of which are approved by our shareholders. The Corporate Governance and Compensation

Committee makes its recommendations to the Board. The Corporate Governance and Compensation Committee also advises the Board on candidates for the Board for a first appointment, to fill a vacancy, and on members for the Board for possible reappointment after each term. The Corporate Governance and Compensation Committee currently consists of Messrs. Houle, Hiler, Jeker, Lipper and Marchionne. The Corporate Governance and Compensation Committee is currently chaired by Mr. Houle. The Charter for the Corporate Governance and Compensation Committee is available on our web site (www.cnh.com).

For a discussion of certain provisions of our Articles of Association applicable to our Board, see “Item 10. Additional Information—Memorandum and Articles of Association.”

D. Employees

At December 31, 2011, 2010, and 2009, we had approximately 32,700, 28,800, and 28,450 employees, respectively. As of December 31, 2011, there were approximately 20,800 employees in the agricultural equipment business, 5,000 in the construction equipment business, and 900 in the financial services business, with the remaining 6,000 in parts and service and other roles shared by all business units. As of December 31, 2011, as broken down by geographic location, there were 11,200 employees in North America, 13,000 employees in EAME and CIS, 5,100 employees in Latin America, and 3,400 employees in APAC.

Unions represent many of our production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 1,300 of our hourly production and maintenance employees in the United States continues through April 2016. The International Association of Machinists, which represents approximately 780 of our employees in Fargo, North Dakota, ratified a contract in October 2006, which expires in April 2012. We will begin negotiating with the International Association of Machinists in late March with an anticipated contract ratification in April 2012.

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

Options issued to eligible directors are issued from the CNH Directors’ Plan. Options issued to our employees who are also board members are issued from the CNH Equity Incentive Plan (“EIP”). The following table summarizes outstanding stock options for directors as of December 31, 2011, excluding directors who are employees of Fiat Industrial or Fiat Industrial Group companies and have not been compensated by us:

	Grant Date	Exercise Price	Lipper	Hiler	Boyanovsky	Houle	Jeker	Kalantzis	Lanaway	Theurillat	Total
Beginning Balance as of 1/1/11
(automatic option)	4/26/2004	21.22	—	4,000	—	—	—	—	—	—	4,000
(automatic option)	5/3/2005	17.28		4,000	—	—	—	—	—	—	4,000
(automatic option)	4/7/2006	27.70	4,000	4,000	—	4,000	4,000		4,000	4,000	24,000
	7/5/2006	23.87	—	—	—	—	—	—	—	1,047	1,047
	10/3/2006	22.32	—	—	—	4,480	1,008	—	—	1,121	6,609
	12/29/2006	27.45	—	—	—	3,643	820	—	—	911	5,374
	2/16/2007	37.96	—	—	42,299	—	—	—	—	—	42,299
	3/30/2007	38.04	—	—	—	2,629	592	—	—	657	3,878
	6/30/2007	50.95	—	—	—	1,963	442	—	—	491	2,896
	9/28/2007	60.54	1,487	—	—	1,652	—	—	—	413	3,552
	12/27/2007	66.41	1,356	—	—	1,506	—	—	—	—	2,862
	3/19/2008	50.08	1,798	—	—	1,997	—	—	—	—	3,795
	6/2/2008	48.12	—	—	10,574	—	—	—	—	—	10,574
	6/17/2008	42.51	2,118	—	—	2,353	—	—	—	—	4,471
	9/15/2008	29.58	3,043	—	—	—	—	—	—	—	3,043
	4/30/2009	13.58	—	—	57,015	—	—	—	—	—	57,015
	9/15/2009	18.23	3,761	—	—	—	—	—	—	—	3,761
	12/14/2009	24.74	4,648	—	—	—	—	—	—	—	4,648

	3/11/2010	26.54	4,333	—	—	—	—	—	—	—	4,333
	4/30/2010	31.69	—	—	93,391	—	—	—	—	—	93,391
	6/9/2010	22.95	5,011	—	—	—	—	—	—	—	5,011
	9/7/2010	32.30	3,560	—	—	—	—	—	—	—	3,560

Beginning Total			35,115	12,000	203,279	24,223	6,862		4,000	8,640	294,119
– Vested/Not Exercised			35,115	12,000	49,341	24,223	6,862		4,000	8,640	140,181
– Not Vested			—	—	153,938	—	—	—	—	—	153,938
Total Options Granted in 2011
	12/28/2011	37.09	3,101	—	—	—	—	—	—	—	3,101

2011 Sub-Total			3,101	—		—	—	—	—	—	3,101
Options Exercised in 2011
	04/26/2004	21.22		4,000							4,000
	04/7/2006	27.70	4,000								4,000
	02/16/2007	37.96			42,299						42,299
	09/15/2008	29.58	3,043								3,403
	04/30/2009	13.58			28,503						28,503
	09/15/2009	18.23	3,761								3,761
	12/14/2009	24.74	4,648								4,648
	03/11/2010	26.54	4,333								4,333
	06/9/2010	22.95	5,011								5,011

Total Options Exercised 2011			24,796	4,000	70,802	—	—		—	—	99,598
Closing Balance as of 12/31/2011
Closing Total			13,420	8,000	132,477	24,223	6,862	—	4,000	8,640	197,622
– Vested/Not Exercised			13,420	8,000	41,704	24,223	6,862	—	4,000	8,640	106,849
Not Vested			—	—	90,773	—	—	—	—	—	90,773

The following table summarizes outstanding performance share units held by directors with respect to which vesting has not yet occurred.

	Grant Date	Price	Harold Boyanovsky
Beginning Balance as of January 1, 2011
Total Beginning Balance—Not Vested	09/30/2010	$34.74	100,000
Shares Forfeited	09/30/2010	$34.74	(60,000)

Ending Balance as of December 31, 2011—Not Vested			40,000

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2011, our outstanding capital stock consisted of common shares, par value €2.25 ($2.91) per share. As of December 31, 2011, there were 239,716,408 common shares outstanding. At December 31, 2011, we had 564 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 12% of our outstanding common shares.

As of December 31, 2011, Fiat Netherlands, a wholly-owned subsidiary of Fiat Industrial, was our largest single shareholder. Consequently, Fiat Netherlands controlled all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands had the same voting rights as our other shareholders.

The following table sets forth the outstanding common shares of CNH as of December 31, 2011:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands	211,866,037	88%
Other shareholders	27,850,371	12%

Total	239,716,408	100%

As a result of the demerger transaction implemented by Fiat and effective on January 1, 2011, Fiat transferred to Fiat Industrial its ownership interest in Fiat Netherlands and, as a result, we became a subsidiary of Fiat Industrial. See “Item 4. Information on the Company—C. Organizational Structure” for additional information regarding the demerger transaction.

B. Related Party Transactions

As of December 31, 2011, our outstanding capital stock consisted of common shares, par value €2.25 (U.S. $2.91) per share. As of December 31, 2011, there were 239,716,408 common shares outstanding. At December 31, 2011, we had 564 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 12% of our outstanding common shares. Fiat Netherlands, a wholly owned subsidiary of Fiat Industrial, is the largest single shareholder. Consequently, at December 31, 2011, Fiat Netherlands controlled all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

Historically, we have developed a variety of relationships, and engaged in a number of transactions, with various Fiat or Fiat Industrial group companies. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December, 31, 2011 for further information regarding our relationships and transactions with Fiat and Fiat Industrial.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes

At its meeting on February 16, 2012, our Board of Directors recommended that we do not declare any dividend in 2012.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our common shares are quoted on the NYSE under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the NYSE for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
January 2012	$46.52	$37.64
December 2011	40.62	35.01
November 2011	40.86	35.37
October 2011	38.49	23.60
September 2011	33.00	26.24
August 2011	38.27	26.15

Year ended December 31, 2011
First Quarter	$54.01	$43.41
Second Quarter	49.73	35.96
Third Quarter	41.64	26.15
Fourth Quarter	40.86	23.60
Full Year	54.01	23.60

Year ended December 31, 2010
First Quarter	$32.64	$22.41
Second Quarter	33.15	22.38
Third Quarter	39.63	22.66
Fourth Quarter	48.06	35.78
Full Year	48.06	22.38

2009	$25.94	$6.01
2008	$68.82	$11.09
2007	$68.02	$26.14

On February 23, 2012, the last reported sales price of our common shares as reported on the NYSE was $43.80 per share. There were approximately 564 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

B. Plan of Distribution

Not applicable.

C. Markets

Our outstanding common shares are listed on the NYSE under the symbol “CNH.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

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

Corporate Registration and Objectives

We are registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 33283760.

As provided in Article 2 of our Articles of Association, our objectives are to:

•	engage in, and/or participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

•	engage in and/or participate in and operate one or more companies engaged in any business, financial or otherwise, which we may deem suitable to be carried on in conjunction with the foregoing;

•	render management and advisory services;

•	issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies; and

•	do anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objectives set out in the foregoing paragraphs.

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

Our Board of Directors has the power to issue common shares and/or preference shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on March 29, 2011, the shareholders authorized our Board of Directors to issue shares for five years.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash, nor for shares issued to our employees or employees of our group companies. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our general meeting of shareholders on March 29, 2011, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting. These provisions apply equally to any issue by us of rights to subscribe for shares.

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

The Board of Directors may resolve that we pay dividends out of our share premium reserve or out of any other reserve available for shareholder distributions under the laws of The Netherlands, provided that payment from reserves may only be made to the shareholders who would be entitled to the relevant reserve upon our dissolution. However, we may not pay dividends if the payment would reduce equity to an amount less than the aggregate share capital plus required statutory reserves. The Board of Directors may resolve that we pay interim dividends, but those payments are also subject to these statutory and other restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us. At its meeting on February 16, 2012 the Board of Directors recommended that no dividend be paid.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund. In addition, our Articles of Association do not contain any provisions that discriminate against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of our shares.

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

Each of the common shares and the preference shares, including any Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or the laws of The Netherlands, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under the laws of The Netherlands, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires the approval of shareholders representing at least 95% of our issued and outstanding share capital. Consistent with the laws of The Netherlands, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of all the capital shares at a meeting of our shareholders. Our Articles of Association and relevant provisions of the laws of The Netherlands do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

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

We may acquire our shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

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

Certain material transactions are subject to review and approval of our shareholders. Such transactions include: (1) the transfer to a third party of all or substantially all of the business of the Company; (2) the acquisition or disposal by the Company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the Company’s assets; and (3) the entry into, or termination of, a long-term joint venture of the Company or a subsidiary with another legal entity or company, or of the Company’s position as a fully liable partner in a limited partnership or a general partnership, where such entry into, or termination, is of far-reaching importance to the Company.

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

This discussion does not contain a full description of all tax considerations that might be relevant to ownership of our common shares or a decision to purchase such shares. In particular, the discussion is directed only to U.S. Holders that will hold our common shares as capital assets and whose functional currency is the U.S. dollar. Furthermore, the discussion does not address the U.S. federal income tax treatment of holders that are subject to special tax rules such as banks and other financial institutions, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle, hedging or conversion transaction, insurance companies, holders that purchase or sell the common shares as part of a wash sale for U.S. federal income tax purposes, tax-exempt entities, holders liable for alternative minimum tax and holders of ten percent or more (actually or constructively) of our voting shares. The discussion also does not consider any state, local or non-U.S. tax considerations and does not cover any aspect of U.S. federal tax law other than income taxation.

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

Taxation of Dividends

Subject to the Personal Foreign Investment Company (“PFIC”) rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which dividends, if any, are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2013, generally will be taxed at a maximum rate of 15% provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent that such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S Holder.

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

Netherlands Taxation

The following is a general summary of certain Dutch tax consequences of the acquisition, the ownership and the disposal of our shares, applicable to Non-Resident holders of shares (as defined below). This summary does not purport to describe all possible tax considerations or consequences that may be relevant to such holder or prospective holder of shares and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect. Where in this taxation summary the terms “The Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.

Scope of the summary

The summary of Dutch taxes set out in this section “Netherlands Taxation” only applies to a holder of shares who is a Non-Resident holder of shares. For the purpose of this summary, a holder of shares is a Non-Resident holder of shares if such holder is neither a resident nor deemed to be resident in The Netherlands for Dutch tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Dutch Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001”) as they apply to residents of The Netherlands. Where in this Netherlands taxation paragraph reference is made to a “holder of shares”, that concept includes, without limitation:

1.	an owner of one or more shares who in addition to the title to such shares, has an economic interest in such shares;

2.	a person or an entity that holds the entire economic interest in one or more shares;

3.

a person or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.

a person who is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

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

(iii) holders of our shares who are individuals and derive benefits from our shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in the Netherlands or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001); and

(iv) pension funds and other entities that are resident in another state of the European Union, Norway and Iceland and that are not subject to or exempt from corporate income tax.

Withholding Tax

Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid in capital for Dutch dividend withholding tax purposes;

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

If a holder of shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax, provided such exemption or refund is timely and duly claimed. If a holder of shares is an entity that is resident in a member state of the European Union, Norway or Iceland, and, generally, holds 5% or more in our nominal paid-up share capital and meets certain other conditions, such holder may be eligible for a full exemption from Dutch dividend withholding tax. The exemption may also be available if a holder of shares is an entity that is resident in a member state of the European Union and the shareholding in us would have qualified as a participation as described under “Scope of the summary” above, if the holder of shares were a taxpayer in The Netherlands.

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

A recipient that is a qualifying tax-exempt pension, trust or a qualifying tax-exempt organization and that satisfies the conditions of the Convention may be entitled to exemption or a refund of paid dividend withholding taxes. Qualifying tax exempt pension funds must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt U.S. organizations are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the “Belastingdienst/Limburg/kantoor buitenland”, Postbus 2865, 6401 DJ Heerlen, The Netherlands, or may be downloaded from www.belastingdienst.nl.

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

Taxes on Income and Capital Gains

A Non-Resident holder of shares will not be subject to Dutch taxes on income or on capital gains (other than the dividend withholding tax described above) in respect of any payment under the shares or any gain realised on the disposal or deemed disposal of the shares, provided that:

(i)

such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

(ii)

in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the shares that go beyond ordinary asset management and does not derive benefits from the shares that are (otherwise) taxable as benefits from miscellaneous activities in The Netherlands. Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under the age of eighteen years of age are attributed to the parents who exercises, or the parents who exercise authority over the child, irrespective of the country of residence of the child.

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

We are exposed to a variety of market risks, including changes in foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures on transactions using financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. See “Note 15: Financial Instruments” to our consolidated financial statements for a description of our risk management and the methods and assumptions used to determine the fair values of financial instruments.

Foreign Currency Risk

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

All foreign currency hedging instruments are recognized in our Consolidated Balance Sheets at fair value. We performed a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of the foreign currency hedging instruments. The sensitivity analysis computes the hypothetical impact on the fair value of the foreign currency hedging instruments if there were a 10% change in the foreign currency exchange rates relative to the currency of the contracts, assuming no change in interest rates. The fair value of the foreign currency hedging instruments would be negatively impacted by approximately $25 million and positively impacted by $70 million at December 31, 2011 and 2010, respectively. However, the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

Interest Rate Risk

We monitor interest rate risk to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. A sensitivity analysis was performed to compute the hypothetical impact on fair value which would be caused by a 10% change in the interest rates used to discount each category of financial assets and liabilities. The net impact on the fair value of the financial instruments and derivative instruments held as of December 31, 2011 and 2010, resulting from a hypothetical 10% change in interest rates, would be approximately $20 million and $2 million, respectively. For the sensitivity analysis the financial instruments are grouped according to the currency in which financial assets and liabilities are denominated and the applicable interest rate index. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2011 pursuant to Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2011, our internal controls over financial reporting were effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. This report appears below.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited CNH Global N.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statement of operations, cash flows and changes in equity for the year then ended of CNH Global N.V. and subsidiaries and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

February 29, 2012

(d) Change in Internal Control over Financial Reporting

No change to our internal control over financial reporting occurred during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Mr. Thomas J. Colligan, Dr. Peter Kalantzis, Mr. John B. Lanaway, and Mr. Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

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

Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2011. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the year ended December 31, 2010. We incurred the following fees from the Ernst & Young Entities and the Deloitte Entities for professional services for the years ended December 31, 2011 and 2010, respectively:

	2011	2010
Audit Fees	$4,893,000	$8,078,000
Audit-Related Fees	1,575,200	1,557,000
Tax Fees	330,000	12,000

Total	$6,798,200	$9,647,000

“Audit Fees” are the aggregate fees billed by the Ernst & Young Entities in 2011 and the Deloitte Entities in 2010 for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Ernst & Young Entities in 2011 and the Deloitte Entities in 2010 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by the Ernst & Young Entities in 2011 and the Deloitte Entities in 2010 for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

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

The following discussion summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies:

•

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that only one board member may be “dependent”. Currently, a majority of our Board (eight of the eleven members) are “independent” under the NYSE definition. This composition of our Board does not fully comply with the requirements of the Best Practices Provisions of the Dutch Corporate Governance Code (the “Dutch Code”).

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

Currently, all members of this committee are independent under the Dutch requirements, and only one member would not also be independent under the NYSE standards.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheet of CNH Global N.V. and subsidiaries (the “Company”) as of December 31, 2011 and the related consolidated statements of operations, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2010, were audited by other auditors whose report dated February 28, 2011, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of accounting and reporting for transfers of financial assets and consolidation of variable interest entities discussed in Note 2 to these financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Global N.V. and subsidiaries at December 31, 2011 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Equipment Operations” and “Financial Services” is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information as of December 31, 2011 and for the year then ended has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheet of CNH Global N.V. and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, cash flows and changes in equity for the years ended December 31, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CNH Global N.V. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2010, the Company changed its method of accounting and reporting for transfers of financial assets and consolidation of variable interest entities and applied the reporting requirements on a prospective basis.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Equipment Operations” and “Financial Services” is presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Equipment Operations and Financial Services individually, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Company’s management. The supplemental information as of December 31, 2010 and for the years ended December 31, 2010 and 2009 has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois

February 28, 2011

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$18,059	$14,474	$12,783
Finance and interest income	1,126	1,134	977

	19,185	15,608	13,760

Costs and Expenses:
Cost of goods sold	14,626	11,891	10,862
Selling, general and administrative	1,843	1,698	1,486
Research, development and engineering	526	451	398
Restructuring	—	16	102
Interest expense—Fiat Industrial subsidiaries	34	—	—
Interest expense—Fiat subsidiaries	—	112	189
Interest expense—other	752	718	482
Other, net	253	306	334

	18,034	15,192	13,853

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	1,151	416	(93)
Income tax provision	343	77	92
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	12	11	9
Equipment Operations	104	88	(46)

Net income (loss)	924	438	(222)
Net loss attributable to noncontrolling interests	(15)	(14)	(32)

Net income (loss) attributable to CNH Global N.V.	$939	$452	$(190)

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic	$3.92	$1.90	$(0.80)

Diluted	$3.91	$1.89	$(0.80)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011 and 2010

	2011	2010
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$2,055	$3,618
Restricted cash	941	914
Deposits in Fiat Industrial subsidiaries’ cash management pools	4,116	—
Deposits in Fiat subsidiaries’ cash management pools	—	1,760
Accounts and notes receivable, net	8,811	8,621
Inventories, net	3,662	2,937
Deferred income taxes	645	633
Prepayments and other	1,013	822

Total current assets	21,243	19,305

Long-term receivables	5,680	5,407
Property, plant and equipment, net	1,936	1,786
Investments in unconsolidated subsidiaries and affiliates	506	490
Equipment on operating leases, net	666	622
Goodwill	2,413	2,385
Other intangible assets, net	671	679
Other assets	978	915

Total	$34,093	$31,589

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat Industrial subsidiaries	$221	$—
Current maturities of long-term debt—Fiat subsidiaries	—	253
Current maturities of long-term debt—other	4,191	3,641
Short-term debt—Fiat Industrial subsidiaries	325	—
Short-term debt—Fiat subsidiaries	—	194
Short-term debt—other	3,747	3,669
Accounts payable	2,952	2,367
Accrued liabilities	3,923	3,345

Total current liabilities	15,359	13,469

Long-term debt—Fiat Industrial subsidiaries	93	—
Long-term debt—Fiat subsidiaries	—	331
Long-term debt—other	8,533	8,209
Pension, postretirement and other post employment benefits	1,713	1,770
Other liabilities	466	426
Redeemable Noncontrolling Interest	5	4
Equity:
Common shares, €2.25 par value; authorized 400,000,000 shares in 2011 and 2010, issued 239,871,221 shares in 2011, 238,588,630 shares in 2010	603	599
Paid-in capital	6,299	6,198
Treasury stock, 154,813 shares in 2011 and 2010, at cost	(8)	(8)
Retained earnings	1,597	658
Accumulated other comprehensive loss	(630)	(142)
Noncontrolling interests	63	75

Total equity	7,924	7,380

Total	$34,093	$31,589

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2011 and 2010

The following table presents certain assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheets above. The assets in the table include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of CNH Global N.V.

	December 31, 2011	December 31, 2010
	(in millions)	(in millions)
Restricted cash	$899	$871
Accounts and notes receivable, net	4,583	4,362
Long-term receivables	4,254	3,718
Equipment on operating leases, net	94	90

Total Assets	$9,830	$9,041

Current maturities of long-term debt—other	$2,779	$1,757
Short-term debt—other	2,302	2,488
Long-term debt—other	3,732	4,111

Total Liabilities	$8,813	$8,356

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$924	$438	$(222)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	426	415	398
Deferred income tax expense (benefit)	126	(28)	(67)
Loss on debt extinguishment	—	22	—
Gain on acquisition of unconsolidated joint venture	(34)	—	—
Stock compensation expense	62	34	16
Undistributed (income) losses of unconsolidated subsidiaries	(57)	(79)	65
Changes in operating assets and liabilities:
(Increase) decrease in accounts and notes receivable, net	(331)	(287)	1,667
(Increase) decrease in inventories, net	(849)	323	1,360
Increase in prepayments and other current assets	(198)	(355)	(174)
(Increase) decrease in other assets	(95)	21	96
Increase (decrease) in accounts payable	631	486	(935)
Increase in other accrued liabilities	521	647	37
Decrease in other liabilities	(75)	(207)	(5)
Other, net	(57)	(28)	(24)

Net cash provided by operating activities	994	1,402	2,212

Investing activities:
Acquisitions, net of cash acquired	(64)	(10)	(5)
Additions to retail receivables	(5,582)	(6,662)	(6,552)
Proceeds from retail and credit card securitizations	—	24	3,775
Collections of retail receivables	5,106	6,739	4,466
Collections of retained interests in securitized retail receivables	21	—	107
Proceeds from sale of businesses and assets	262	315	141
Expenditures for property, plant and equipment	(408)	(301)	(218)
Expenditures for software	(38)	(29)	(17)
Expenditures for equipment on operating leases	(396)	(365)	(302)
Increase in restricted cash	(32)	(219)	—
Deposits in Fiat Industrial subsidiaries’ cash management pools	(2,419)	—	—
Withdrawals from (deposits in) Fiat subsidiaries’ cash management pools	—	462	(162)

Net cash (used) provided by investing activities	(3,550)	(46)	1,233

Financing activities:
Proceeds from issuance of long-term debt—Fiat Industrial subsidiaries	3	—	—
Proceeds from issuance of long-term debt—Fiat subsidiaries	—	72	736
Proceeds from issuance of long-term debt—other	2,477	3,297	2,109
Payment of long-term debt—Fiat Industrial subsidiaries	(269)	—	—
Payment of long-term debt—Fiat subsidiaries	—	(1,834)	(1,306)
Payment of long-term debt—other	(1,440)	(1,281)	(2,763)
Net increase (decrease) in short-term revolving credit facilities	297	691	(1,730)
Other, net	1	1	(15)

Net cash provided (used) by financing activities	1,069	946	(2,969)

Effect of foreign exchange rate changes on cash and cash equivalents	(76)	53	154

Increase (decrease) in cash and cash equivalents	(1,563)	2,355	630
Cash and cash equivalents, beginning of year	3,618	1,263	633

Cash and cash equivalents, end of year	$2,055	$3,618	$1,263

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest	Comprehensive Income (Loss)
	(in millions)
Balance, January 1, 2009	595	6,172	(8)	396	(701)	121	6,575
Comprehensive income:
Net loss	—	—	—	(190)	—	(32)	(222)		$(222)
Translation adjustment	—	—	—	—	418	1	419		419
Pension liability adjustment (net of tax of $44 million)	—	—	—	—	(21)	—	(21)		(21)
Unrealized gain on available for sale securities (net of tax of $9 million)	—	—	—	—	20	—	20		20
Derivative financial instruments:
Losses deferred (net of tax of $4 million)	—	—	—	—	(27)	—	(27)		(27)
Losses reclassified to earnings (net of tax of $15 million)	—	—	—	—	48	—	48		48

Total									$217

Stock compensation	—	16	—	—	—	—	16
Increase in noncontrolling interest	—	—	—	—	—	2	2
Cumulative effect from change in accounting for other-than-temporary impairment on debt securities	—	—	—	4	(4)	—	—

Balance, December 31, 2009	595	6,188	(8)	210	(267)	92	6,810
Adjustment to adopt new accounting guidance regarding consolidation of variable interest entities	—	—	—	(4)	(33)	—	(37)
Transfer redeemable noncontrolling interest out of permanent equity	—	—	—	—	—	(2)	(2)	$2
Comprehensive income:
Net income	—	—	—	452	—	(17)[1]	435	3	$438
Translation adjustment	—	—	—	—	149	(2)	147	—	147
Pension liability adjustment (net of tax of $16 million)	—	—	—	—	7	—	7	—	7
Unrealized gain on available for sale securities (net of tax of $2 million)	—	—	—	—	5	—	5	—	5
Derivative financial instruments:
Losses deferred (net of tax of $19 million)	—	—	—	—	(60)	—	(60)	—	(60)
Losses reclassified to earnings (net of tax of $19 million)	—	—	—	—	57	—	57	—	57

Total									$594

Stock compensation	—	35	—	—	—	—	35	—
Issuance of common shares	4	16	—	—	—	—	20	—
Increase in noncontrolling interest due to change in ownership	—	(4)	—	—	—	4	—	—
Dividend paid to redeemable noncontrolling interests	—	—	—	—	—	—	—	(1)
Return of capital to parent company	—	(37)	—	—	—	—	(37)	—

Balance, December 31, 2010	$599	$6,198	$(8)	$658	$(142)	$75	$7,380	$4
Consolidation of formerly unconsolidated subsidiary	—	—	—	—	—	10	10
Comprehensive income:
Net income	—	—	—	939	—	(17)[1]	922	2	$924
Translation adjustment	—	—	—	—	(388)	(2)	(390)	—	(390)
Pension liability adjustment (net of tax of $20 million)	—	—	—	—	(49)	—	(49)	—	(49)
Unrealized loss on available for sale securities (net of tax of $2 million)	—	—	—	—	(3)	—	(3)	—	(3)
Derivative financial instruments:
Losses deferred (net of tax of $14 million)	—	—	—	—	(48)	—	(48)	—	(48)
Gains reclassified to earnings (net of tax of $0 million)	—	—	—	—	(3)	—	(3)	—	(3)

Total									$431

Stock compensation	—	62	—	—	—	—	62	—
Issuance of common shares	4	27	—	—	—	—	31	—
Sale of unconsolidated subsidiary	—	11	—	—	—	—	11	—
Tax benefit for stock compensation	—	3	—	—	—	—	3	—
Decrease in noncontrolling interest due to change in ownership	—	(2)	—	—	3	(3)	(2)	—
Dividend paid to redeemable noncontrolling interests	—	—	—	—	—	—	—	(1)

Balance, December 31, 2011	$603	$6,299	$(8)	$1,597	$(630)	$63	$7,924	$5

[1]

Net income attributable to nonredeemable noncontrolling interests excludes $2 million in 2011 and $3 million in 2010 related to the redeemable noncontrolling interest which is reported separately in the consolidated balance sheets.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Global N.V. (“CNH” or the “Company”) is incorporated in, and under the laws of, The Netherlands. CNH’s Equipment Operations manufacture, market and distribute a full line of agricultural and construction equipment and parts on a worldwide basis (see “Note 20: Segment and Geographical Information”). CNH’s Financial Services operation offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

As of December 31, 2011, Fiat Industrial S.p.A. and its subsidiaries (“Fiat Industrial” or the “Fiat Industrial Group”) owned approximately 88% of CNH’s outstanding common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”).

On January 1, 2011, Fiat S.p.A. (“Fiat” and, together with its subsidiaries, the “Fiat Group”) effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business (“Iveco”) and its industrial and marine powertrain business (“FPT Industrial”). Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, effective as of January 1, 2011, Fiat Industrial owned approximately 89% of our outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Global N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements is expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling financial interest and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of a subsidiary, or based on CNH’s determination that it is the primary beneficiary of a variable interest entity (“VIE”). The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The Company assesses whether it is the primary beneficiary on an ongoing basis, as prescribed by the accounting guidance on the consolidation of VIEs. The consolidated status of the VIEs with which the Company is involved may change as a result of such reassessments.

As of the beginning of 2010, the Company adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs. As a significant portion of the Company’s securitization trusts and facilities are no longer exempt from consolidation under the new guidance, the Company was required to consolidate the receivables and related liabilities. These securitizations qualify as collateral for secured borrowings. The receivables remain on the balance sheet and are included in “Accounts and notes receivable, net”. No gains or losses are recognized at the time of the securitization. For additional information, see “New Accounting Pronouncements Adopted” below, “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt”.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted the guidance prospectively in 2010, and therefore, the financial statements prepared for 2010 and future periods reflect the new accounting requirements, but the financial statements for periods ending on or before December 31, 2009 reflected the accounting guidance applicable during those periods. The Company’s statements of operations for the years ended December 31, 2011 and 2010 no longer reflect securitization income and initial gains or losses on new securitization transactions, but instead report interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued by the securitization trusts and facilities. Therefore, 2011 and 2010 results are not comparable to prior period amounts. In addition, because the Company’s new securitization transactions do not meet the requirements for derecognition under the new guidance and are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented in 2011 and 2010 as cash flows from financing activities rather than cash flows from operating or investing activities.

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

Certain reclassifications of amounts previously reported have been made to the consolidated financial statements in order to maintain consistency and comparability between periods presented.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, and goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits.

Revenue Recognition

Equipment Operations records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer according to the terms of sale, generally upon shipment or delivery of goods. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH may be obligated to repurchase new equipment from the dealer.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts. CNH records appropriate allowance for credit losses and anticipated returns as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the “interest-free” period. In 2011, 2010 and 2009, “interest-free” periods averaged 2.4 months, 2.5 months, and 2.9 months, respectively, on 82%, 84%, and 84% of sales, respectively, for the agricultural equipment business. In 2011, 2010 and 2009, “interest-free” periods averaged 2.6 months, 2.9 months, and 4.0 months, respectively, on 67%, 62%, and 64% of sales, respectively, for the construction equipment business. Sales to dealers that do not qualify for an “interest-free” period are subject to payment terms of 30 days or less.

Shipping and other transportation costs are recorded in cost of sales.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Income accrual is resumed if the receivable becomes contractually current and collection doubts are removed. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Sales Allowances

CNH grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

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

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $162 million, $133 million, and $124 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

Certain of CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accompanying consolidated statements of operations. For the years ended December 31, 2011, 2010, and 2009, the Company recorded a net loss of $61 million and $17 million and a net gain of $58 million, respectively.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Restricted Cash

Restricted cash includes principal and interest payments received on wholesale, retail and revolving credit receivables owned by the consolidated VIEs that are payable to the investors of the asset-backed securities issued debt in those entities and cash pledged as a credit enhancement to those same investors. These amounts are held by depository banks in order to comply with contractual agreements.

Cash Flow Information

All cash flows from the changes in trade accounts and notes receivable are classified as operating activities in the consolidated statements of cash flows as these receivables arise from sales to CNH’s customers. Cash flows from financing receivables that are related to sales to CNH’s dealers are also included in operating activities. CNH’s financing of receivables related to equipment sold by dealers is included in investing activities.

Cash payments for interest totaled $800 million, $838 million, and $636 million for the years ended December 31, 2011, 2010, and 2009, respectively.

CNH paid taxes of $308 million, $207 million, and $117 million in 2011, 2010, and 2009, respectively.

Deposits in Fiat Industrial Subsidiaries’ and Fiat Subsidiaries’ Cash Management Pools (“Deposits with Fiat Industrial or Fiat”)

CNH accesses funds deposited in these accounts on a daily basis and has the contractual right to withdraw these funds on demand and terminate these cash management arrangements. The carrying value of Deposits with Fiat Industrial and Fiat approximates fair value based on the short maturity of these investments. For additional information on Deposits with Fiat Industrial or Fiat, see “Note 21: Related Party Information.”

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidation of VIEs, the majority of the retail, wholesale and revolving credit receivables sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization.

For those receivable securitizations that continue to qualify as sales, the Company retains interest-only strips, servicing rights and cash reserve accounts, all of which are recorded at fair value as retained interests in the securitized receivables. Changes in these fair values are recorded in other comprehensive income as an unrealized gain on available-for-sale securities. With regards to other-than-temporary impairments (“OTTI”) of debt securities, any OTTI due to changes in the constant prepayment rate and the expected credit loss rate would be included in net income. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The cost of finished goods and work-in-progress includes the cost of raw materials, other direct costs and production overheads.

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

CNH evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset to be tested for possible impairment, CNH compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2011 and 2010, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Income Taxes

The provision for income taxes is determined using the asset and liability method. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and tax contingencies estimated to be settled with taxing authorities within one year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence.

Retirement Benefits

CNH sponsors numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from CNH. The cost of providing defined benefit pension and other postretirement benefits is calculated based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH contributions to defined contribution plans are charged to income during the period of the employee’s service.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is recorded in income immediately. For derivative financial instruments that are not designated as hedges but held as economic hedges, the gain or loss is recognized immediately in income.

For derivative financial instruments designated as hedges, CNH formally documents the hedging relationship to the hedged item and its risk management strategy for all derivatives designated as hedges. This includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities contained in the consolidated balance sheets and linking cash flow hedges to specific forecasted transactions or variability of cash flow. CNH assesses the effectiveness of its hedging instruments both at inception and on an ongoing basis. If a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued and the derivative is marked to fair value and recorded in income through the remainder of its term.

Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH’s use of derivative financial instruments.

Share-Based Compensation Plans

CNH recognizes all share-based compensation as an expense based on the fair value of each award on the grant date. CNH recognizes share-based compensation costs on a straight-line basis over the requisite service period for each separately vesting portion of an award.

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

New Accounting Pronouncements Adopted

Troubled debt restructuring

In April 2011, the Financial Accounting Standard Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for the Company on January 1, 2011. The disclosures required by this guidance have been included in these notes to the consolidated financial statements. For further information see “Note 3: Accounts and Notes Receivable”.

Transfer of financial assets and consolidation of VIEs

In June 2009, the FASB issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a qualifying special purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

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

The Company adopted the new guidance on January 1, 2010. As a significant portion of CNH’s securitization trusts and facilities were no longer exempt from consolidation as QSPEs under the guidance, the Company reassessed these VIEs under the new qualitative model and determined it was the primary beneficiary, as CNH has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Therefore, the Company consolidated the receivables and related liabilities held by these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of the Company’s adoption of the new guidance on January 1, 2010 was as follows:

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

The assets of the VIEs include restricted cash and certain receivables that are restricted to settle the obligations of those entities and are not expected to be available to the Company or its creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to the general credit of the Company.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria do not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings.

The Company adopted the guidance prospectively in 2010 and, therefore, the financial statements prepared for 2010 and subsequent periods reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. The Company’s statements of operations for the years ended December 31, 2011 and 2010 no longer reflect securitization income and initial gains or losses on new securitization transactions, but instead reports interest

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income and other income associated with all securitized receivables, and interest expense associated with the debt issued by securitization trusts and facilities. Therefore, 2011 and 2010 results are not comparable to prior period amounts. In addition, because the Company’s new securitization transactions do not meet the requirements for derecognition under the new guidance, and are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented in 2011 and 2010 as cash flows from financing transactions rather than cash flows from operating or investing activities. For further information regarding this new guidance, see “Note 3: Accounts and Notes Receivable”, “Note 9: Credit Facilities and Debt”, and “Note 15: Financial Instruments”.

Note 3: Accounts and Notes Receivable

A summary of accounts and notes receivables included in the accompanying consolidated balance sheets at December 31, 2011 and 2010, is as follows:

	2011	2010
	(in millions)
Wholesale notes and accounts receivable	$1,336	$1,297
Retail and other notes receivable and finance leases	2,283	2,979
Restricted receivables	10,792	9,919
Other notes receivable	485	428

Gross receivables	14,896	14,623
Less:
Allowance for credit losses	(405)	(595)
Current portion	(8,811)	(8,621)

Total long-term receivables, net	$5,680	$5,407

Wholesale notes and accounts receivable arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Equipment Operations for the difference between market interest rates and the amount paid by the dealer. This interest is then eliminated in consolidation. After the expiration of any “interest-free” period, interest is charged to dealers on sales and marketing program outstanding balances until CNH receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness and may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2011, 2010 or 2009 relating to the termination of dealer contracts.

CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

At December 31, 2011 and 2010, included in retail notes receivable are approximately $1.0 billion and $1.3 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

In addition to participating directly in the BNDES program, CNH also originates retail receivables on behalf of other financial institutions participating in the BNDES program and continues to service these receivables on a fee for service basis. CNH has guaranteed this portfolio against all credit losses. At December 31, 2011 and 2010, the guaranteed portfolio balance was $310 million and $396 million, respectively, and was not included in the consolidated balance sheet.

The Brazilian government provided debt relief, which included deferral of payments and extensions of maturities, to certain qualifying farmers and borrowers under this program in 2005, 2006, 2007 and 2008. Since 2009, no mass debt relief programs were initiated. In most instances, the payments were due as scheduled or renegotiated, where applicable. CNH believes the series of debt relief actions impacted customers’ behavior and payment patterns. During the years ended December 31, 2011, 2010 and 2009, CNH increased the allowance for this portfolio by $116 million, $139 million and $47 million, respectively. These increases were based on various factors including the Company’s collection history subsequent to the Brazilian government’s mass debt relief initiative. Since this program ended, the Company has aggressively pursued the collection of these receivables, and will continue to do so. The changes in payment dates in prior years added significant uncertainty regarding the ultimate collection of this portfolio. While CNH believes that, based on the current BNDES program, the resolution of this matter will not have a material adverse effect on its financial position, it is possible that additional allowances could be required in future periods that could be material to the results of operations for such periods. Any future changes to the BNDES program could further impact CNH’s ability to collect amounts owed. At December 31, 2011 and 2010, total receivables greater than 60 days past due included in this program were $157 million and $465 million, respectively. These receivables have been placed on nonaccrual status. For the full year 2011 and 2010, the Company wrote off receivables of approximately $300 million and $40 million, respectively. At December 31, 2011 and 2010, the Company had $104 million and $286 million, respectively, in the allowance for credit losses related to this portfolio.

Maturities of long-term receivables as of December 31, 2011 are as follows:

Amount
(in millions)
2013	$1,980
2014	1,562
2015	1,172
2016	721
2017 and thereafter	245

Total long-term receivables, net	$5,680

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

Beginning January 1, 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs. As a result of this new accounting guidance, SPEs utilized in securitization programs no longer meet the non-consolidation accounting criteria and, as such, are accounted for as secured borrowings and are included in the consolidated balance sheet. The net incremental impact of adopting this new guidance was a $5.7 billion increase to assets and liabilities and equity. Refer to “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted” for additional information.

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

Consequently, as of January 1, 2010, certain securitizations that would have historically met the derecognition criteria no longer qualify for derecognition under the new guidance. In addition, wholesale receivables originated in Europe that were included in various factoring programs for the revolving sale to third party factors were accounted for as secured borrowings. As of December 31, 2011 and 2010, €1.2 million ($1.6 million) and €6 million ($8 million), respectively, of receivables continue to be treated as sales under the previous accounting rules as they were sold prior to January 1, 2010. The secured borrowings related to restricted securitized retail notes are obligations that are payable as the receivables are collected. Repayments of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” for additional information.

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2011 and 2010:

	Restricted Receivables		Off-Book Receivables		Retained Interest
	2011	2010	2011	2010	2011	2010
	(in millions)
North America retail receivables	$5,501	$4,922	$108	$206	$18	$39
North America wholesale receivables	2,884	2,694	—	—	—	—
Europe wholesale receivables	1,193	1,051	2	8	—	—
Australia retail receivables	932	936	—	—	—	—
Australia wholesale receivables	101	123	—	—	—	—
North America revolving account receivables	181	193	—	—	—	—

Total	$10,792	$9,919	$110	$214	$18	$39

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, CNH sells eligible receivables on a revolving basis, to structured master trust facilities which are limited purpose, bankruptcy-remote SPEs. As of December 31, 2011, the U.S. master trust facility consists of $583 million term asset-backed notes issued in August 2009 with a three-year maturity, $220 million term asset-backed notes issued January 2011 with a two-year maturity and four 364-day conduit facilities renewable annually at the sole discretion of the purchasers; $200 million renewable March 2012, $500 million renewable July 2012, $250 million renewable November 2012, and $200 million senior and related subordinate renewable November 2012.

The Canadian master trust facility consists of a C$586 million ($574 million) conduit facility renewable December 2012 at the sole discretion of the purchaser.

The Australian master trust facility consists of a 364-day A$200 million ($203 million) conduit facility renewable December 2012 at the sole discretion of the purchaser.

These trusts were determined to be VIEs and, consequently CNH consolidates the securitization trusts. In its role as servicer, CNH has the power to direct the trusts’ activities and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts. CNH is the primary beneficiary of the trusts, and therefore the trusts were consolidated.

The Company’s involvement with the securitization trusts includes servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and holding cash reserve accounts. The seller’s interest in the trusts represent the Company’s undivided interest in the receivables transferred to the trust. CNH maintains cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitization trusts have no recourse beyond CNH’s retained interests for failure of debtors to pay when due. CNH’s retained interests are subordinate to investors’ interests.

For the U.S. wholesale securitization facility, in the year ended December, 31, 2009, CNH recognized gains on the sale of receivables of $51 million. Collections reinvested into the facility in the year ended December, 31, 2009 were $5,629 million. At December 31, 2009, there were no recognized servicing assets or liabilities associated with the U.S. facility.

Each of the facilities contains minimum payment rates and/or portfolio performance thresholds which, if breached, could preclude the Company from selling additional receivables originated on a prospective basis.

In addition, CNH has various factoring programs for a revolving sale to third party factors of wholesale receivables originated in Europe. At December 31, 2011 and 2010, the amounts of outstanding receivables under these factoring programs were €1.0 billion ($1.3 billion) and €874 million ($1.2 billion), respectively, of which €922 million ($1.2 billion) and €786 million ($1.1 billion), respectively, were recorded as secured borrowings and included in the consolidated balance sheets.

Retail Receivables Securitizations

Within the U.S. retail asset securitization programs, eligible retail finance receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the trusts. These trusts were determined to be VIEs and, consequently, the Company consolidated all previously unconsolidated retail trusts upon the January 1, 2010 adoption of the new accounting

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guidance related to transfers of financial assets and the consolidation of VIEs. In its role as servicer, CNH has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts.

During both years ended December 31, 2011 and 2010, CNH executed $3.5 billion in retail asset-backed transactions in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through CNH’s dealer network. CNH applied any proceeds from the securitizations to repay outstanding debt. At December 31, 2011, $5.7 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 25 and 37 months. At December 31, 2010, $10.9 billion of asset-backed securities issued to investors were outstanding with a weighted average expected remaining maturity between 26 and 36 months.

During the year ended December 31, 2009, CNH securitized retail receivables with a net principal value of $4.0 billion and recognized gains on these sales of receivables of $68 million. Further, related to the retail securitizations, the Company received proceeds of $3,732 million and recorded $31 million in servicing fees for the year ended December 31, 2009.

CNH receives compensation for servicing the receivables transferred and earns other related ongoing income customary with the securitization programs. The Company also may retain all or a portion of the subordinated interests in the SPEs. No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH although CNH provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

CNH also has access to $2.1 billion committed asset-backed facilities through which it may sell retail receivables generated by Financial Services in the United States, Canada and Australia. CNH has utilized these facilities in the past to fund the origination of receivables and has later repurchased and resold the receivables in the term ABS markets or found alternative financing for the receivables. CNH believes that it is probable that the vast majority of newly originated receivables will continue to be repurchased and resold in the public ABS markets. These facilities had an original term of two years and are renewable in December 2012 and December 2013.

Three private retail transactions totaling $108 million and $206 million were not included in the Company’s consolidated balance sheets as of December 31, 2011 and 2010, respectively. These transactions continue to qualify as sales subsequent to the adoption of the new accounting guidance. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Revolving Charge Account Securitizations

The Company, through a trust, securitizes originated revolving charge account receivables on a revolving basis to a privately owned 2 year facility. The trust’s facility limit is $200 million and is renewable in October 2012. Consistent with the wholesale and retail securitization programs, CNH determined the trust was a VIE and consequently was required to be consolidated, as CNH is the primary beneficiary.

CNH’s continuing involvement with the securitization trust includes servicing the receivables and maintaining a cash reserve account, which provides security to investors in the event that cash collections from

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the receivables are not sufficient to remit principal and interest payments to the securities. The investors and the securitization trust have no recourse to CNH beyond CNH’s retained interest assets for failure of debtors to pay when due. Further, CNH’s retained interests are subordinate to the investors’ interests.

For the year ended December 31, 2009, CNH recognized gains of $10 million on the sale of receivables and collections reinvested into the facility of $705 million.

Allowance for Credit Losses

The allowance for credit losses is established to cover probable losses on receivables owned by the Company and consists of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers all or a portion of receivables specifically reviewed by management for which the Company has determined it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, amounts past due, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables and receivables for which foreclosure is deemed to be probable. When the values are lower than the carrying value of the receivables, impairment is recognized.

The second component of the allowance for credit losses covers all receivables which may incur losses that are not yet individually identifiable. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and delinquencies. The allowance for wholesale credit losses is based on loss forecast models that consider a variety of factors that may include, but are not limited to, historical loss experience, portfolio balance and dealer risk ratings. The loss forecast models are updated to incorporate information reflecting the current economic environment.

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

The Company’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH develops a systematic methodology for determining its allowance for credit losses. The retail segment includes retail and finance lease receivables. The wholesale segment includes wholesale financing to CNH dealers and the other portfolio includes the Company’s commercial revolving accounts and other miscellaneous receivables.

Further, the Company evaluates its portfolio segments by class of receivable: North America, EAME & CIS, Latin America and APAC. Typically, CNH’s finance receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for credit losses activity for the years ended December 31, 2011 and 2010 is as follows:

	2011
	Retail	Wholesale	Other	Total
Allowance for credit losses:
Beginning balance	$406	$174	$15	$595
Charge-offs	(351)	(82)	(13)	(446)
Recoveries	23	6	3	32
Provision	200	43	6	249
Currency translation and other	(26)	1	—	(25)

Ending balance	$252	$142	$11	$405

Ending balance: individually evaluated for impairment	$70	$76	$—	$146

Ending balance: collectively evaluated for impairment	$182	$66	$11	$259

Financing receivables:
Ending balance	$8,716	$5,514	$666	$14,896

Ending balance: individually evaluated for impairment	$103	$735	$—	$838

Ending balance: collectively evaluated for impairment	$8,613	$4,779	$666	$14,058

	2010
	Retail	Wholesale	Other	Total
Ending balance: individually evaluated for impairment	$60	$110	$—	$170

Ending balance: collectively evaluated for impairment	$346	$64	$15	$425

Financing receivables:
Ending balance	$8,751	$5,164	$708	$14,623

Ending balance: individually evaluated for impairment	$129	$699	$—	$828

Ending balance: collectively evaluated for impairment	$8,622	$4,465	$708	$13,795

	2011	2010	2009
Allowance for credit losses:
Beginning balance	$595	$393	$269
Charge-offs	(446)	(170)	(107)
Recoveries	32	10	10
Provision	249	288	198
Currency translation and other	(25)	74	23

Ending balance	$405	$595	$393

As part of the on-going monitoring of the credit quality of the wholesale portfolio, CNH utilizes an internal credit scoring model that assigns a risk grade to each dealer. The scoring model considers the strength of dealers’ financial statements, payment history and audit performance. Each quarter, CNH updates its dealers’ ratings and considers the ratings in the credit allowance analysis. A description of the general characteristics of the dealers’ risk grades is as follows:

•	Grades A and B—Includes receivables of dealers that have significant capital strength, moderate leverage, stable earnings and growth, and excellent payment performance.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Grade C—Includes receivables of dealers with moderate credit risk. Dealers of this grade are differentiated from higher grades on the basis of leverage or payment performance.

•	Grade D—Includes receivables of dealers with moderate credit risk. These dealers may require higher monitoring due to weaker financial strength or payment performance.

A breakdown of the wholesale portfolio by its credit quality indicators as of December 31, 2011 and 2010 is as follows, in millions:

	2011	2010
A	$2,348	$2,031
B	1,683	1,541
C	697	772
D	786	820

Total	$5,514	$5,164

Utilizing an internal credit scoring model which considers customers’ attributes, prior credit history and each retail transaction’s attributes, CNH assigns a credit quality rating to each customer, by specific transaction, as part of the retail underwriting process. This rating is used in setting the interest rate on the transaction. The credit quality rating is not updated after the transaction is finalized. A description of the general characteristics of the customers’ risk grades is as follows:

•	Titanium—Customers where CNH expects no collection risk or loss activity;

•	Platinum—Customers where CNH expects minimal, if any, collection risk or loss activity; and

•	Gold, Silver, Bronze—Customers are defined as those with the potential for collection risk or loss activity.

A breakdown of the retail portfolio by the customers’ risk grade at the time of origination as of December 31, 2011 and 2010 is as follows, in millions:

	2011	2010
Titanium	$3,616	$3,027
Platinum	2,839	2,713
Gold	1,363	1,799
Silver	441	767
Bronze	457	445

Total	$8,716	$8,751

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present information at the level at which management assesses and monitors its credit risk. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Given the uncertainty regarding the collection of the Brazilian retail agricultural receivables, CNH also monitors the credit risk specific to this portfolio. These receivables are monitored on a collective basis for impairment. The aging of receivables as of December 31, 2011 and 2010 is as follows:

	2011
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
	(in millions)
Retail
North America	$25	$7	$32	$64	$6,192	$6,256	$3
EAME & CIS	2	1	21	24	121	145	—
Latin America	4	2	141	147	1,101	1,248	—
APAC	2	1	3	6	1,061	1,067	2
Wholesale
North America	2	2	5	9	2,873	2,882	1
EAME & CIS	5	3	32	40	1,566	1,606	—
Latin America	10	4	5	19	632	651	—
APAC	14	4	48	66	309	375	22
Total
Retail	$33	$11	$197	$241	$8,475	$8,716	$5

Wholesale	$31	$13	$90	$134	$5,380	$5,514	$23

	2010
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
	(in millions)
Retail
North America	$42	$16	$59	$117	$5,591	$5,708	$8
EAME & CIS	4	3	28	35	243	278	—
Latin America	5	3	474	482	1,172	1,654	—
APAC	6	5	5	16	1,095	1,111	3
Wholesale
North America	2	1	4	7	2,711	2,718	—
EAME & CIS	9	3	62	74	1,360	1,434	—
Latin America	51	8	28	87	541	628	27
APAC	7	3	16	26	358	384	4
Total
Retail	$57	$27	$566	$650	$8,101	$8,751	$11

Wholesale	$69	$15	$110	$194	$4,970	$5,164	$31

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2011 and 2010, CNH’s recorded investment in impaired receivables individually evaluated for impairment and the related unpaid principal balances and allowances are as follows. Impaired receivables are receivables for which the Company has determined it will not collect all of the principal and interest payments as per the terms of the original contract.

	2011			2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(in millions)
With no related allowance recorded
Retail
North America	$7	$7		$12	$9
EAME & CIS	—	—		—	—
Latin America	—	—		—	—
APAC	—	—		—	—
Wholesale
North America	—	—		1	1
EAME & CIS	87	87		88	87
Latin America	—	—		—	—
APAC	4	4		—	—
With an allowance recorded
Retail
North America	66	61	$43	85	82	$42
EAME & CIS	23	23	21	32	32	18
Latin America	—	—	—	—	—	—
APAC	7	7	6	—	—	—
Wholesale
North America	60	58	13	64	65	28
EAME & CIS	491	491	37	482	482	65
Latin America	73	71	14	45	43	7
APAC	20	18	12	19	16	10
Total
Retail	$103	$98	$70	$129	$123	$60

Wholesale	$735	$729	$76	$699	$694	$110

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2011, the Company’s average recorded investment in impaired receivables individually evaluated for impairment (based on a thirteen month average) and the related interest income recognized is as follows:

	2011
	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Retail
North America	$3	$—
EAME & CIS	—	—
Latin America	—	—
APAC	—	—
Wholesale
North America	—	—
EAME & CIS	89	—
Latin America	—	—
APAC	3	—
With an allowance recorded
Retail
North America	82	4
EAME & CIS	25	1
Latin America	—	—
APAC	8	1
Wholesale
North America	72	2
EAME & CIS	499	1
Latin America	77	6
APAC	21	1
Total
Retail	$118	$6

Wholesale	$761	$10

Recognition of interest income is generally suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs first. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended interest income is recognized at that time. The receivables on nonaccrual status as of December 31, 2011 and 2010 are as follows:

	2011		2010
	Retail	Wholesale	Retail	Wholesale
North America	$55	$55	$52	$3
EAME & CIS	21	33	28	57
Latin America	143	—	477	9
APAC	2	14	3	16

	$221	$102	$560	$85

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest only periods, modification of a contractual interest rate to a below market interest rate, extended skip payment periods and waving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, CNH estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

For the year ended December 31, 2011, the Company has approximately 2,500 retail and finance receivable contracts in North America that are in legal proceedings, primarily bankruptcies. The pre-modification value was $83 million and the post-modification value was $53 million. The court has yet to determine the concessions in some of the outstanding cases that will be granted, if any. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent defaults are unusual and were not material for the twelve months ended December 31, 2011.

For the year ended December 31, 2011, the Company has approximately $73 million in retail and finance lease contracts in Latin America classified as TDR’s. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities. For the year ended December 31, 2011, the amount of these receivables that subsequently defaulted was approximately $10 million.

For wholesale receivables for the year ended December 31, 2011, the amount of restructured wholesale agreements was insignificant. The wholesale receivables that subsequently defaulted were not significant for the year ended December 31, 2011.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Managed Portfolio

Historical loss and delinquency amounts for Financial Services’ Managed Portfolio for 2011 and 2010 are as follows:

	Principal Amount of Receivables At December 31,	Principal More Than 30 Days Delinquent At December 31,	Net Credit Losses for the Year Ending December 31,
	(in millions)
2011
Type of receivable:
Wholesale notes and accounts	$5,215	$45	$44
Retail and other notes and finance leases	11,874	324	339

Total managed	$17,089	$369	$383

Comprised of:
Receivables held in portfolio	$14,636
Receivables serviced for Equipment Operations	192
Receivables serviced for joint ventures	1,841
Receivables serviced for others under BNDES program	310
Securitized receivables:
Wholesale	2
Retail	108

Total managed	$17,089

2010
Type of receivable:
Wholesale notes and accounts	$4,858	$68	$27
Retail and other notes and finance leases	12,138	757	127

Total managed	$16,996	$825	$154

Comprised of:
Receivables held in portfolio	$14,274
Receivables serviced for Equipment Operations	189
Receivables serviced for joint ventures	1,923
Receivables serviced for others under BNDES program	396
Securitized receivables:
Wholesale	8
Retail	206

Total managed	$16,996

Non-Cash Retail Receivables Operating and Investing Activities

Non-cash operating and investing activities include retail receivables of $342 million that were exchanged for retained interests in securitized retail receivables in 2009.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4: Inventories

Inventories as of December 31, 2011, and 2010 consist of the following:

	2011	2010
	(in millions)
Raw materials	$1,129	$783
Work-in-process	218	214
Finished goods	2,315	1,940

Total inventories	$3,662	$2,937

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2011, and 2010 is as follows:

	2011	2010
	(in millions)
Land, buildings and improvements	$1,049	$994
Plant and machinery	2,903	2,744
Other equipment	399	413
Construction in progress	167	194

Gross property, plant and equipment	4,518	4,345
Accumulated depreciation	(2,582)	(2,559)

Net property, plant and equipment	$1,936	$1,786

Depreciation expense on the above property, plant and equipment totaled $246 million, $230 million, and $206 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2011, and 2010 is as follows:

	2011	2010
	(in millions)
Equity method	$501	$484
Cost method	5	6

Total	$506	$490

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the combined results of operations and financial position as reported by the investees that CNH accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2011	2010	2009
	(in millions)
Net revenue	$5,697	$4,374	$3,379
Finance and interest income	67	62	49

Total revenue	$5,764	$4,436	$3,428

Gross profit	$1,312	$1,022	$659

Operating income	$663	$577	$137

Net income (loss)	$320	$301	$(114)

	As of December 31,
	2011	2010
	(in millions)
Current assets	$5,658	$5,046
Noncurrent assets	1,311	1,355

Total assets	$6,969	$6,401

Current liabilities	$4,733	$4,300
Noncurrent liabilities	749	689

Total liabilities	$5,482	$4,989

Total equity	$1,487	$1,412

The investees included in these tables are Al Ghazi Tractors Ltd. (43% ownership), Turk Traktor re Ziraat Makineteri A.S. (37% ownership), New Holland HFT Japan Inc. (50% ownership), Kobelco Construction Machinery Co. Ltd. (20% ownership), CNH de Mexico S.A. de C.V. (50% ownership), Case Special Excavators N.V. (50% ownership), CNH Capital Europe S.A.S. (50% ownership), and CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R. (49% ownership).

In March 2011, CNH acquired full ownership of L&T Case Equipment Private Limited, an unconsolidated joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell construction and building equipment in India. The new wholly owned company took the name Case New Holland Construction Equipment India Private Limited. The purchase price was $50 million. The acquisition resulted in an allocation of $35 million to goodwill, $32 million to net tangible assets, $30 million to intangible assets such as dealer network and acquired technology. A gain of $34 million related to this transaction as a result of revaluing CNH’s previously held 50% ownership interest is included in “Other, net” in the accompanying consolidated statement of operations. The process of valuing the assets and the intangibles acquired in connection with this acquisition was completed during the fourth quarter of 2011.

In May 2010, CNH sold its 50% interest in LBX Company LLC for $29 million. A gain of $6 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7: Equipment on Operating Leases

A summary of equipment on operating leases as of December 31, 2011, and 2010 is as follows:

	2011	2010
	(in millions)
Equipment on operating leases	$854	$819
Accumulated depreciation	(188)	(197)

Net equipment on operating leases	$666	$622

Depreciation expense totaled $114 million, $120 million, and $122 million for the years ended December 31, 2011, 2010, and 2009, respectively, and is included in “Other, net” in the accompanying consolidated statements of operations.

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2011, are as follows:

Amount
(in millions)
2012	$96
2013	60
2014	26
2015	10
2016	4

Total	$196

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2011, and 2010 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2010	$1,660	$565	$149	$2,374
Impact of foreign exchange	6	2	3	11

Balance at December 31, 2010	1,666	567	152	2,385
Acquisition	—	35	—	35
Impact of foreign exchange	(2)	(5)	—	(7)

Balance at December 31, 2011	$1,664	$597	$152	$2,413

The increase of $35 million to Construction Equipment goodwill is due to the acquisition of L&T Case Equipment Private Limited. Refer to “Note 6: Investments in Unconsolidated Subsidiaries and Affiliates” for additional information.

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2011 and 2010, CNH performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH has identified three reporting units for the purpose of goodwill impairment testing: Agricultural Equipment, Construction Equipment, and Financial Services.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, CNH’s estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of the Company’s assets and liabilities and costs and expenses that are common to all of the reporting units. CNH believes that the basis for such allocations has been consistently applied and is reasonable.

To determine fair value, CNH utilizes two valuation techniques: the income approach and the market approach.

The income approach is a valuation technique used to convert future expected cash flows to a present value. CNH uses the income approach to measure the fair value of the Equipment Operations reporting units. CNH believes the income approach provides the best measure of fair value for its Equipment Operations reporting units as this approach considers factors unique to each of the reporting units and related long range plans that may not be comparable to other companies and that are not yet publicly available. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. CNH uses eight years of expected cash flows as management believes that this period generally reflects the underlying market cycles for its businesses.

The market approach measures fair value based on prices generated by market transactions involving identical or comparable assets or liabilities. CNH uses the market approach to measure the fair value of the Financial Services reporting unit as it derives value based primarily on the assets under management. Under the market approach, CNH applies the guideline company method in estimating fair value. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth. The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being valued.

As of December 31, 2011, the estimated fair value of each of CNH’s reporting units and indefinite-lived intangible assets substantially exceeded the respective carrying values.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The sum of the fair values of CNH’s reporting units was in excess of CNH’s market capitalization. CNH believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken in consideration.

As of December 31, 2011, and 2010, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2011			2010
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering Drawings	20	$376	$245	$131	$377	$229	$148
Dealer Networks	25	230	104	126	216	95	121
Software	5	436	333	103	408	299	109
Other	10 – 30	78	39	39	66	37	29

		1,120	721	399	1,067	660	407

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,392	$721	$671	$1,339	$660	$679

CNH recorded amortization expense of $66 million, $65 million, and $63 million during 2011, 2010, and 2009, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $62 million in 2012; $53 million in 2013; $45 million in 2014, $36 million in 2015; and $30 million in 2016.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s credit facilities, borrowings thereunder and availability at December 31, 2011:

	Currency	Maturity*	Committed (C)/ Uncommitted (U)	Total Facility	Equipment Operations			Financial Services			Consolidated			Total Available	Guarantor
					Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term
BNDES Financing
BNDES Subsidized Financing	BRL	Various from Jan-12 to Nov-19	C	$987	$—	$—	$—	$—	$275	$621	$—	$275	$621	$91	Fiat Ind.	(A)

Subtotal				987	—	—	—	—	275	621	—	275	621	91
Committed Asset-Backed Facilities
Retail Securitization(B)	USD	Sep-13	C	1,200	—	—	—		92	278		92	278	830
Retail Securitization	CAD	Dec-12	C	294	—	—	—		153	—		153	—	141
Retail Securitization	AUD	Dec-12	C	651	—	—	—	237	—	—	237	—		414
Credit Cards	USD	Oct-12	C	200				167			167			33
Wholesale VFN	USD	Nov-12	C	1,150	—	—	—	1,150	—	—	1,150	—	—	—
Wholesale VFN	CAD	Dec-11	C	574	—	—	—	488	—	—	488	—	—	86
Wholesale VFN	AUD	Dec-12	C	203	—	—	—	98	—	—	98	—	—	105

Subtotal				4,272	—	—	—	2,140	245	278	2,140	245	278	1,609
Other Third Party Facilities
Revolving Credit Facilities	USD	Dec-11 ($300 ml); Jul-16 ($100 ml)	C	400	—	300	—	—	—	—	—	300	—	100
Various Credit Lines—Latin America	Multiple	Various from Jan-2012 to Dec-2017	C	475	—	317	158	—	—	—	—	317	158	—
Factoring Lines	Multiple	Various from Jan-2012 through Jan-2017	U	1,715	14	—	—	1,191	47	35	1,205	47	35	428
Credit Lines—Australia	AUD	Dec-12	C	122	—	—	—	122	—	—	122	—	—	—
Other Credit Lines	Multiple	Various from Jan-12 to Dec-12	U	93	44	—	—	—	—	—	44	—	—	49

Subtotal				2,805	58	617	158	1,313	47	35	1,371	664	193	577
Fiat Industrial Facilities
Credit Lines with Fiat Industrial	Multiple	Various from Jan-12 to Jun-14	U	2,564	7	—	—	159	17	9	166	17	9	2,372
Subtotal				2,564	7	—	—	159	17	9	166	17	9	2,372

Total Credit Facilities				$10,628	$65	$617	$158	$3,612	$584	$943	$3,677	$1,201	$1,101	$4,649

Amount above with or guaranteed by Fiat Industrial Subsidiaries				$3,474	$7	$—	$—	$159	$292	$630	$166	$292	$630	$2,386

*	Maturity Dates reflect maturities of the credit facility which may be different than the maturities of the advances under the facility.
(A)

$910 million (1.7 billion Brazilian Reals) of total facility of $987 million is guaranteed by Fiat Industrial. Therefore, Fiat Industrial guarantees up to $14 million of the remaining availability at December 31, 2011.

(B)	U.S. Retail financing are paid only as the underlying receivables are collected unless the receivables sold are not repurchased by CNH.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

BNDES Financing

Financial Services participates in the FINAME (Agência Especial de Financiamento Industrial) program sponsored by BNDES, a development agency of the government of Brazil. Under the original provisions of the program, BNDES provided credit facilities to Financial Services in the aggregate amount of 1.7 billion Brazilian reals ($910 million). At December 31, 2011, the outstanding balance under the program was $896 million. The facility is guaranteed by Fiat Industrial. Fiat Industrial replaced Fiat as guarantor during 2011. A guarantee fee of 0.0625% p.a. on the average outstanding amount of such guaranteed facility is charged to Financial Services. During 2005 through 2008, BNDES instituted mass debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. For the 2005 through 2008 extensions, Financial Services received an equivalent extension of principal amounts due to BNDES. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

Committed Asset-backed Facilities

CNH has access to asset-backed facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia, and Canada. As these transactions do not meet the criteria for sale, the related debt is included in the accompanying consolidated balance sheets. CNH utilizes these facilities to fund the origination of receivables and, per the terms of these facilities, have later repurchased the receivables and either resold the receivables in the term ABS markets or found alternative financing for the receivables. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $2.1 billion. Under the U.S. facility, if the receivables sold are not repurchased by CNH, the related debt is paid only as the underlying receivables are collected. Such receivables have maturities not exceeding 6 years. CNH believes that it is probable that these receivables will be repurchased and resold in the public ABS markets. Accordingly, the related debt is classified as short-term debt in the accompanying consolidated balance sheets. Borrowings against these facilities accrue interest at prevailing asset-backed commercial paper rates. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

CNH finances its wholesale receivables portfolios in the U.S., Canada and Australia with the issue of Variable Funding Notes (“VFN”) privately subscribed by certain bank conduits. These notes accrue interest at prevailing asset-backed commercial paper rates.

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

Various Fiat subsidiaries, including CNH, were parties to a €1 billion ($1.3 billion) syndicated credit facility with a group of banks. As of December 31, 2010, this facility was fully drawn, €300 million ($401 million) by CNH and €700 million ($935 million) by other Fiat subsidiaries. The amounts were repaid in whole and the syndicated credit facility was cancelled in January 2011.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiat Industrial Facilities

At December 31, 2011, CNH had uncommitted credit facilities with various Fiat Industrial treasury subsidiaries with an outstanding amount of $192 million, with $2.4 billion of remaining availability. As a consequence of the demerger, all the financing arrangements provided by Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011. The credit facilities provided by Fiat Industrial treasury subsidiaries are on the same terms and conditions applicable to the credit facilities provided by Fiat until December 31, 2010. As a result of this assignment, CNH entities had no borrowings outstanding with Fiat treasury subsidiaries as of the close of business on January 1, 2011.

The applicable margin for intersegment debt and debt with Fiat Industrial treasury subsidiaries is based on Fiat Industrial intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat Industrial based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat Industrial to CNH’s related party debt were at least as favorable as alternative sources of funds CNH might have obtained from third parties. The weighted average interest rate of Fiat Industrial financing as of December 31, 2011 was 4.07%.

Short-Term Debt

A summary of short-term debt, as of December 31, 2011, and 2010 is as follows:

	2011			2010
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Drawn under credit facilities	$65	$3,612	$3,677	$79	$3,619	$3,698
Short-term debt—Fiat Industrial subsidiaries	73	86	159	—	—	—
Short-term debt—Fiat subsidiaries	—	—	—	39	3	42
Short-term debt—other	6	230	236	7	116	123
Intersegment short-term debt	95	1,394	—	52	1,730	—

Total short-term debt	$239	$5,322	$4,072	$177	$5,468	$3,863

The weighted-average interest rate on consolidated short-term debt at December 31, 2011, and 2010 was 3.32% and 3.19%, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

A summary of long-term debt as of December 31, 2011 and 2010, including long-term drawings under credit lines, is as follows:

	2011			2010
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Notes:
Payable in 2013, interest rate of 7.75% (*)	$997	$—	$997	$991	$—	$991
Payable in 2016, interest rate of 7.25% (*)	259	—	259	261	—	261
Payable in 2017, interest rate of 7.875% (*)	1,552	—	1,552	1,475	—	1,475
Payable in 2016, interest rate of 6.25%	—	500	500	—	—	—
Notes with Fiat Industrial / Fiat subsidiaries:
Other notes, weighted-average interest rate of 5.71% in 2011 and 5.63% in 2010 of which $204 million is due in 2012	65	223	288	68	463	531
Credit Facilities:
Drawn amounts under credit facilities (excluding asset-backed facilities)	775	922	1,697	1,171	1,009	2,180
Asset-backed facilities, of which $293 million is due in 2012	—	606	606	—	1,185	1,185
Other Debt:
Asset-backed debt, of which $2,961 million is due in 2012	—	6,919	6,919	—	5,236	5,236
Other debt	8	212	220	2	573	575
Intersegment debt	598	599	—	510	543	—

Total long-term debt	4,254	9,981	13,038	4,478	9,009	12,434
Less-current maturities	(682)	(3,730)	(4,412)	(818)	(3,076)	(3,894)

Total long-term debt excluding current maturities	$3,572	$6,251	$8,626	$3,660	$5,933	$8,540

(*)	Includes unamortized discount and swap adjustments

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7.25% Senior Notes (the “7.25% Senior Notes”), due 2016.

In August 2009, Case New Holland Inc. issued $1.0 billion of debt securities at an annual fixed rate of 7.75% (the “7.75% Senior Notes”) due 2013.

In June 2010, Case New Holland Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due 2017.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Both the 7.75% Senior Notes and the 7.875% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

The 7.75% Senior Notes and the 7.875% Senior Notes contain certain covenants that limit the ability of CNH and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH non-guarantor restricted subsidiaries other than Case New Holland Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH, Case New Holland and CNH guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets.

The 7.75% Senior Notes and the 7.875% Senior Notes are redeemable at Case New Holland Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures. The 7.25% Senior Notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.25% Senior Notes have been fully guaranteed by CNH Global N.V.

In December 2010, CNH Global entered into a $300 million one-year revolving committed credit facility with a syndicated group of banks, 90% insured by the Export-Import Bank of the United States. The facility was available to support U.S. export sales and provided advances with repayment terms of up to 360 days. It was fully utilized as of the end of 2011.

In July 2011, CNH Capital LLC closed a $250 million, 5-year, unsecured committed credit facility. The facility includes a $150 million term loan which thereafter was fully drawn with a 5-year tenor, and a $100 million revolving credit facility that has remained fully available.

In November 2011, CNH Capital LLC issued $500 million of debt securities at an annual fixed rate of 6.25% (the “6.25% Notes”) due 2016. The 6.25% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

A summary of the minimum annual repayments of long-term debt as of December 31, 2011, for 2013 and thereafter is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2013	$1,117	$1,949	$3,066
2014	29	1,589	1,618
2015	8	1,074	1,082
2016	267	949	1,216
2017 and thereafter	1,553	91	1,644
Long-Term Intersegment	598	599	—

Total	$3,572	$6,251	$8,626

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10: Income Taxes

The sources of income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2011, 2010, and 2009 are as follows:

	2011	2010	2009
	(in millions)
The Netherlands source	$32	$17	$(13)
Foreign sources	1,119	399	(80)

Income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$1,151	$416	$(93)

The provision for income taxes for the years ended December 31, 2011, 2010, and 2009 consisted of the following:

	2011	2010	2009
	(in millions)
Current income taxes	$217	$105	$159
Deferred income taxes	126	(28)	(67)

Total income tax provision	$343	$77	$92

A reconciliation of CNH’s statutory and effective income tax rate for the years ended December 31, 2011, 2010, and 2009 is as follows:

	2011	2010	2009
Tax provision at the Netherlands statutory rate	25%	26%	26%
Foreign income taxed at different rates	9	15	(2)
Change in valuation allowance	(3)	(9)	(147)
Withholding taxes and credits	3	6	(5)
Tax contingencies	(1)	(16)	(2)
Tax credits and incentives	(4)	(10)	38
Tax rate and legislative changes	1	6	(4)
Other	—	1	(3)

Total income tax provision	30%	19%	(99)%

During 2011, CNH reduced net tax contingencies by approximately $10 million as a result of the settlement of certain tax examinations. In addition, CNH released $49 million of allowances on deferred tax assets in certain jurisdictions, where it was deemed more likely than not that the assets will be realized based on available evidence.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net deferred tax assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$535	$563
Marketing and sales incentive programs	317	213
Allowance for credit losses	128	186
Inventories	86	110
Warranty and campaigns	79	74
Restructuring	11	14
Accrued liabilities	307	379
Tax loss carry forwards	542	859
Less: Valuation allowances	(443)	(757)

Total deferred tax assets	$1,562	$1,641

Deferred tax liabilities:
Other intangible assets	197	196
Property, plant and equipment	340	292
Inventories	99	95
Other	54	52

Total deferred tax liabilities	690	635

Net deferred tax assets	$872	$1,006

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2011 and 2010 as follows:

	2011	2010
	(in millions)
Current deferred tax asset	$645	$633
Other assets	542	536
Other accrued liabilities	(129)	(56)
Other liabilities	(186)	(107)

Net deferred tax asset	$872	$1,006

CNH has tax loss carry forwards in a number of tax jurisdictions. The years in which these tax losses expire are as follows: $3 million in 2012; $3 million in 2013; $15 million in 2014; $22 million in 2015; $30 million in 2016; $17 million in 2017; $6 million in 2018 and $79 million with expiration dates from 2019 through 2031. CNH also has tax loss carry forwards of approximately $2 billion with indefinite lives. Certain countries have a “change in ownership” rule that results in forfeiture of tax loss carry forwards. Due to the Fiat demerger, on January 1, 2011, CNH forfeited nearly $1 billion of tax loss carry forwards that were offset by full long-standing valuation allowances, principally relating to Germany.

CNH formerly participated in tax sharing agreements with other Fiat Group companies in the U.K. and Italy. These agreements allow tax losses generated in one company to offset the income of the other companies within the Fiat Group. Due to the Fiat demerger, CNH now participates in tax sharing agreements in the U.K. and Italy with companies in the Fiat Industrial Group. CNH derived $61 million, $66 million and $28 million for the years ended December 31, 2011, 2010 and 2009 of tax benefit from the tax sharing agreements.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2011	2010
	(in millions)
Balance, beginning of year	$312	$423
Additions based on tax positions related to the current year	36	18
Additions for tax positions of prior years	36	66
Reductions for tax positions of prior years	(53)	(134)
Reductions for tax positions as a result of lapse of statute	(25)	(26)
Settlements	(1)	(35)

Balance, end of year	$305	$312

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $117 million.

The remaining tax contingencies included in the balance sheet at December 31, 2011 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $144 million and increases of approximately $57 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance at December 31, 2011, are $5 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately $(5) million, $(18) million and $9 million in interest and penalties, respectively. The Company had approximately $48 million, $55 million and $70 million for the payment of interest and penalties accrued at December 31, 2011, 2010 and 2009, respectively.

In the first quarter of 2010, the U.S. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Health Care Acts”) were signed into law. The Health Care Acts contain a provision eliminating tax deductibility of retiree health care costs to the extent of federal subsidies received by plan sponsors that provide retiree prescription drug benefits equivalent to Medicare Part D coverage. However, the tax benefit related to the Medicare Part D subsidies would be extended until December 31, 2012. For all tax years ending after December 31, 2012 there would no longer be a tax benefit for the Medicare Part D subsidies. Therefore, the impact to the Company for the loss of this future tax benefit (after December 31, 2012) was an additional tax expense of $22 million recorded in 2010.

During 2011, certain countries enacted changes to their respective statutory income tax rate which are effective starting in 2011. Effective on January 1, 2011, the Netherlands reduced its corporate income tax rate from 25.5% to 25%. In addition to changes in statutory tax rates, certain countries enacted legislation limiting the amount of loss carryforwards that can offset taxable income. In September 2011, France announced the Amended Finance Act of 2011. Under the new provisions, the amount of losses that can be utilized in the current year

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would be limited to 60% of the current year taxable profits that exceed €1 million euro. On July 17, 2011, Law Decree n. 98/2011 which repealed the five-year carryforward rules and allows only 80% of the fiscal year’s taxable income to be offset by ordinary losses, was enacted by the Italian parliament. Therefore, an Italian company must pay IRES federal tax on at least 20% of its taxable income starting in 2011.

The Company files income tax returns in various foreign jurisdictions, of which the U.S., Brazil, Australia, Canada, and certain countries in the European Union represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 1997 through 2011 that are anticipated to be completed by the end of 2014. During 2011, the Company settled various tax examinations and has made cash payments of approximately $1 million. Certain taxing authorities have proposed adjustments to the Company for certain tax positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement by the end of 2012. The potential tax deficiency assessment could result in cash payments in the range of $50 to $55 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the Company’s financial position or its results of operations.

The Company has not provided deferred taxes on $3.2 billion undistributed earnings of non-Netherlands’ subsidiaries at December 31, 2011, as the Company’s intention continues to be to indefinitely reinvest these earnings in non-Netherlands operations. In order to better align the Company’s global equity structure, Case New Holland Inc. distributed $2 billion to CNH Global N.V. in a non-recurring distribution on December 22, 2011. This distribution is subject to a 5% U.S. withholding tax, which resulted in a $32 million tax expense for 2011.

Note 11: Restructuring

No significant restructuring actions were taken in 2011.

In 2010, the Company incurred restructuring expenses of $16 million primarily related to severance and other employee-related costs incurred due to personnel reduction actions being implemented under the 2009 plan.

In 2009, the Company incurred restructuring expenses of $102 million primarily related to severance and other employee-related costs incurred due to personnel reduction actions being implemented under the 2009 plan. The Company recognized $87 million relating to salaried personnel reductions, $10 million related to industrial workforce reductions and $5 million related to closing, selling, and downsizing existing facilities.

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

Costs related to closing, selling, and downsizing existing facilities due to excess capacity and duplicate facilities, primarily relate to the following actions:

•	rationalization of the agricultural equipment manufacturing facility in Belleville, Pennsylvania;

•	rationalization of parts depots in Kansas City, Kansas, St. Paul, Minnesota, and Omaha, Nebraska:

•	rationalization of the construction equipment manufacturing facility in Berlin, Germany;

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	rationalization of the combine manufacturing plant in East Moline, Illinois; and

•

other actions which take into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions related to CNH’s operations.

The following table sets forth restructuring activity for the years ended December 31, 2011, 2010, and 2009:

	Severance and Other Employee Costs	Facility Related Costs	Total
	(in millions)
Balance at January 1, 2009	11	3	14
Restructuring charges	97	5	102
Payments	(54)	(7)	(61)
Non-cash utilization	(12)	—	(12)
Currency translation adjustments	2	—	2

Balance at December 31, 2009	44	1	45
Restructuring charges	15	1	16
Payments	(41)	(2)	(43)
Currency translation adjustments	(3)	—	(3)

Balance at December 31, 2010	15	—	15
Restructuring charges	(2)	2	—
Payments	(8)	(1)	(9)

Balance at December 31, 2011	$5	$1	$6

Remaining costs expected to be incurred	$12	$2	$14

Non-cash utilization in 2009 of $12 million relates to the recognition of a curtailment loss on CNH’s pension and postretirement benefit plans due to a permanent reduction in personnel in the United States. See “Note 12: Employee Benefit Plans and Postretirement Benefits” for additional information.

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

CNH has postretirement health and life insurance plans that cover certain U.S. and Canadian employees. CNH’s U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health and life insurance benefits under the CNH plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Former parent companies of New Holland and Case retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations. Accordingly, as these remain the obligations of the former parent companies, the financial statements of CNH do not reflect any of these assets or liabilities. See “Note 14: Commitments and Contingencies” for a discussion of litigation related to certain obligations retained by former parent companies.

Obligations and Funded Status

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2011 and 2010:

	Pension Benefits		Other Postretirement Benefits
	2011	2010	2011	2010
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of year	$2,807	$2,799	$1,156	$1,152
Service cost	25	24	9	9
Interest cost	142	144	58	60
Plan participants’ contributions	2	2	6	5
Actuarial loss	90	90	23	57
Gross benefits paid	(190)	(192)	(79)	(80)
Plan amendments	—	6	—	(50)
Currency translation adjustments and other	(10)	(66)	—	3

Actuarial present value of benefit obligation at end of year	2,866	2,807	1,173	1,156

Change in plan assets:
Plan assets at fair value at beginning of year	2,071	1,951	74	66
Actual return on plan assets	124	212	16	8
Employer contributions	126	130	63	74
Plan participants’ contributions	2	2	6	5
Gross benefits paid	(190)	(192)	(79)	(80)
Currency translation adjustments and other	2	(32)	1	1

Plan assets at fair value at end of year	2,135	2,071	81	74

Funded status:	$(731)	$(736)	$(1,092)	$(1,082)

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

The Health Care Acts signed into law in 2010 impose an excise tax on U.S. health benefit plans when the aggregate value of employer-sponsored health insurance coverage for a plan participant exceeds a threshold amount beginning in 2018 (so-called “Cadillac Plans”). The tax is equal to 40 percent of the excess over the threshold. CNH expects to incur additional costs of $20 million, calculated on a present value basis, on its U.S. postretirement health insurance plans as a result of the excise tax. These costs have been included in the measurement of the CNH’s benefit obligations as of December 31, 2011 and 2010.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net actuarial loss of $90 million on pension benefits and $23 million on other postretirement benefits in 2011 were primarily due to lower discount rates. In 2010, the net actuarial loss was $90 million on pension benefits and $57 million on other postretirement benefits primarily due to lower discount rates.

Net amounts recognized in the consolidated balance sheets as of December 31, 2011 and 2010 consist of:

	Pension Benefits		Other Postretirement Benefits
	2011	2010	2011	2010
	(in millions)
Non-current assets	$6	$5	$—	$—
Current liabilities	(36)	(40)	(80)	(13)
Non-current liabilities	(701)	(701)	(1,012)	(1,069)

Net liability recognized at end of year	$(731)	$(736)	$(1,092)	$(1,082)

Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2011 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$(861)	$(223)
Unrecognized prior service (cost) credit	(2)	48

Total	$(863)	$(175)

The following table summarizes CNH’s pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2011	2010
	(in millions)
Accumulated benefit obligation	$2,720	$2,611

Fair value of plan assets	$2,021	$1,901

The following table summarizes CNH’s pension plans with projected benefit obligations in excess of plan assets:

	December 31,
	2011	2010
	(in millions)
Projected benefit obligation	$2,759	$2,697

Fair value of plan assets	$2,021	$1,956

The total accumulated benefit obligation for all pension plans as of December 31, 2011 and 2010, was $2,828 million and $2,772 million, respectively. Total projected benefit obligations for unfunded pension plans were $418 million and $451 million as of December 31, 2011 and 2010, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2011, 2010, and 2009:

	Pension Benefits			Other Postretirement Benefits
	2011	2010	2009	2011	2010	2009
	(in millions)
Service cost	$25	$24	$23	$9	$9	$8
Interest cost	143	144	152	58	60	73
Expected return on assets	(148)	(137)	(122)	(6)	(5)	(4)
Amortization of:
Prior service cost (credit)	2	2	1	(26)	(41)	(39)
Actuarial loss	62	66	71	21	15	21

Net periodic benefit cost	84	99	125	56	38	59
Curtailment and settlement loss (gain) and other	—	1	8	—	(1)	6

Net periodic benefit cost	$84	$100	$133	$56	$37	$65

Expense related to benefits for inactive employees totaled $87 million, $97 million, and $142 million for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in “Other, net” in the accompanying consolidated statements of operations.

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

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2011 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net periodic benefit cost recognized in net income	$(84)	$(56)
Other changes in plan assets and benefit obligations:
Net actuarial loss	(114)	(13)
Amortization of actuarial loss	62	21
Amortization of prior service cost (credit)	2	(26)
Currency translation adjustments and other	(1)	—

Total recognized in other comprehensive loss	(51)	(18)

Total recognized	$(135)	$(74)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax amounts expected to be amortized in 2012 from accumulated other comprehensive income (loss) consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$68	$20
Prior service cost (credit)	2	(14)

Total	$70	$6

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2011 and 2010, and the net periodic benefit cost of CNH’s defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2011, 2010, and 2009:

	2011		2010		2009
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	4.64%	4.57%	5.17%	5.18%
Rate of increase in future compensation	3.32%	3.50%	3.39%	3.50%
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates	5.17%	5.18%	5.51%	5.26%	6.25%	6.48%
Rate of increase in future compensation	3.39%	3.50%	3.42%	3.50%	3.25%	4.00%
Weighted-average, long-term rates of return on plan assets	7.13%	7.50%	7.34%	7.75%	7.34%	7.75%

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

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including for the Company’s U.S. assumptions, general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost shifting, utilization changes, an aging population and a changing mix of medical services.

As of December 31, 2011, the U.S. and Canada represented approximately 95% and 5%, respectively, of the total other postretirement benefit obligations. The following assumed health care trend rates were utilized in determining the funded status as of December 31, 2011 and 2010, and net periodic benefit cost of CNH’s postretirement health and life insurance plans for the years ended December 31, 2011, 2010, and 2009:

	2011		2010		2009
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Assumptions used to determine funded status at December 31:
Weighted-average, assumed initial healthcare cost trend rate	7.51%	8.00%	8.00%	8.50%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2018
Assumptions used to determine expense for the years ended December 31:
Weighted-average, assumed initial healthcare cost trend rate	8.00%	8.50%	8.50%	9.00%	9.00%	8.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2018	2017	2015

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2011 net postretirement benefit expense	$8	$(6)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2011	$145	$(110)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan Assets

The investment strategy followed by CNH varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Weighted average target asset allocation for all plans for 2011 are as follows:

All Plans
Asset category:
Equity securities	33%
Debt securities	54%
Cash/Other	13%

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

The U.S. plan assets are held in a master trust. Participants in the master trust included other U.S. subsidiaries of Fiat until January 1, 2011. The plans of other subsidiaries of Fiat transferred their assets to another trust effective January 1, 2011. In 2011 CNH’s plans are the only plans in the master trust.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$119	$119	$—	$—
U.S. equities—Mid cap	45	45	—	—
U.S. equities—Small cap	58	58	—	—
Non-U.S. equities—Large cap	10	10	—	—

Total equity securities	232	232	—	—

Fixed income securities:
U.S. government bonds	246	229	17	—
U.S. corporate bonds	267	—	267	—
Non-U.S. government bonds	301	25	276	—
Non-U.S. corporate bonds	52	—	52	—
Mortgage backed securities	7	—	7	—
Other fixed income	2	—	2	—

Total fixed income securities	875	254	621	—

Other types of investments:
Mutual funds(A)	704	—	704	—
Investment funds(B)	336	—	336	—
Insurance contracts	27	—	—	27
Derivatives:
Credit default swaps—Assets	5	—	5	—
Credit default swaps—Liabilities	(6)	—	(6)	—

Credit default swaps—net value	(1)	—	(1)	—
Total other types of investments	1,066	—	1,039	27

Cash:	43	3	40	—

Total	$2,216	$489	$1,700	$27

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2011:

Insurance Contracts
Balance at December 31, 2010	$16
Purchases, issuances and settlements	12
Transfers out of Level 3	(1)

Balance at December 31, 2011	$27

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2010. For purpose of the 2010 disclosure, CNH’s share of each of the U.S. master trust assets categories was included in the amounts presented below:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$107	$107	$—	$—
U.S. equities—Mid cap	38	38	—	—
U.S. equities—Small cap	48	48	—	—
Non-U.S. equities—Large cap	7	7	—	—

Total equity securities	200	200	—	—

Fixed income securities:
U.S. government bonds	190	—	190	—
U.S. corporate bonds	207	—	207	—
Non-U.S. corporate bonds	50	—	50	—
Mortgage backed securities	21	—	21	—
Other fixed income	4	—	4	—

Total fixed income securities	472	—	472	—

Other types of investments:
Mutual funds(A)	1,005	—	1,005	—
Investment funds(B)	429	—	429	—
Insurance contracts	16	—	—	16
Derivatives:
Futures—Assets	2	—	2	—
Futures—Liabilities	(2)	—	(2)	—

Futures—net value	—	—	—	—
Credit default swaps—Assets	1	—	1	—
Credit default swaps—Liabilities	(1)	—	(1)	—

Credit default swaps—net value	—	—	—	—

Total other types of investments	1,450	—	1,434	16

Cash:	23	2	21	—

Total	$2,145	$202	$1,927	$16

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2010:

	Non-US Government Bonds	Non-US Corporate Bonds	Other Fixed Income	Insurance Contracts
Balance at December 31, 2009	$10	$2	$2	$16
Purchases, issuances and settlements	(9)	(2)	—	—
Transfers in and/or out of Level 3	(1)	—	(2)	—

Balance at December 31, 2010	$—	$—	$—	$16

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contributions

CNH’s funding policy is to contribute assets to the plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country.

During 2011, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of $70 million. CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plans will be up to $70 million in 2012. During 2011, CNH contributed $55 million to its non-U.S. defined benefit plans and expects to make contributions in 2012 of approximately $53 million to such plans.

During 2010, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of $70 million. During 2010, CNH contributed $59 million to its non-U.S. defined benefit plans.

During 2011 and 2010, CNH did not make any voluntary contributions to its postretirement benefit plans; however, CNH made benefit payments of $63 million and $74 million during 2011 and 2010, respectively. CNH expects that cash requirements for other postretirement employee benefit costs will be approximately $88 million in 2012.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits	Other Postretirement Benefits	Medicare Part D Reimbursement
	(in millions)
Employer contributions:
2012 (expected)	$124	$88	N/A

Expected benefit payments/(reimbursements):
2012	$189	$94	$(2)
2013	189	94	(2)
2014	190	96	(3)
2015	190	97	(3)
2016	188	97	(3)
2017 – 2021	941	442	(20)

Total	$1,887	$920	$(33)

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During the years ended December 31, 2011, 2010, and 2009, CNH recorded expense of $39 million, $33 million, and $34 million, respectively, for its defined contribution plans.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13: Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2011 and 2010 is as follows:

	2011	2010
	(in millions)
Value-added taxes and other taxes payable	$974	$738
Marketing and sales incentive programs	1,028	774
Warranty and campaigns	404	350
Accrued payroll	311	275
Legal reserves	229	237
Accrued income tax liability	140	169
Deferred income	143	136
Accrued interest	77	91
Defined benefit and other retirement plan obligations	141	74
Current deferred tax liability	129	56
Customer advances	83	51
Restructuring	6	15
Other	258	379

Total accrued liabilities	$3,923	$3,345

Note 14: Commitments and Contingencies

CNH and its subsidiaries are party to various legal proceedings in the ordinary course of business, including product liability, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers compensation, patent infringement, and customer and employment matters. Although the ultimate outcome of legal matters pending against CNH and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on its financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 52 non-owned sites at which regulated materials allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 47 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.
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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 52 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

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

Based upon information currently available, the Company estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $29 million to $87 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2011 and 2010, environmental reserves of approximately $46 million and $50 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies.

Product Liability

Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on CNH’s financial position or its results of operations. Product liability expense is recorded in the consolidated statements of operations in the line “Other, net.”

Other Litigation

Yolton: In December 2002 six individuals acting on behalf of a purported class filed a lawsuit, Gladys Yolton, et al. v. El Paso Tennessee Pipeline Co. and Case Corporation, styled as a class action, in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

On March 7, 2008, the district court entered several orders. First it denied El Paso’s motion for summary judgment with respect to the benefits vesting issue, and granted plaintiff’s summary judgment motion with respect to liability. The court also denied CNH’s motion for summary judgment with respect to the “alter ego” basis of liability, effectively ruling for the plaintiffs on that issue. The court denied CNH’s motion for summary judgment on the VEBA release issue. The VEBA release issue was tried the week of January 26, 2009. On October 27, 2009, the court ruled against CNH on the VEBA release issue.

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

In November 2011, the district court approved a settlement of the Yolton case. The settlement agreement between plaintiffs and El Paso provides that El Paso pay certain retiree benefits to the class and that the benefits are guaranteed by El Paso’s corporate parent, EI Paso Corporation, who is obligated to provide security for its guaranty in the event its debt falls below investment grade. However, CNH could be responsible for certain payments and obligations in the future if the El Paso entities default on their obligations under the settlement. In connection with the final approval of the Yolton Case, CNH agreed to dismiss its lawsuit against the UAW. CNH can reinitiate its claims if certain events and defaults occur under the Yolton settlement. On October 17, 2011, it was announced that El Paso Corporation would be acquired by Kinder Morgan Inc. The acquisition is not expected to affect the El Paso entities’ performance or guarantees of their settlement obligations. Despite the fact that El Paso has been finally determined to be financially responsible for the benefits which the plaintiffs seek, CNH could be exposed to losses if El Paso and its corporate parent(s) at some future time are unable to

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fulfill their indemnification obligations to CNH under the Reorganization Agreement. CNH is unable to quantify the amount of the health care obligations and cannot estimate the possible loss or range of losses on this matter as El Paso administers the health care plan. It is possible that such losses could be material.

ACT: Three of CNH’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation (Class 2 and Class IV) against the Inland Revenue of the United Kingdom (“Revenue”) arising out of the discrimination under EU law in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. The test claimant, Pirelli, was unsuccessful in both the High Court and the Court of Appeal during 2010 on the Class 2 and Class IV arguments, with no granting of an appeal to the Supreme Court allowed by the Court of Appeal. The judgment in the Court of Appeal is therefore final.

In December 2010 CNH UK repaid all monies received from the Revenue. The total repayment to the Revenue by CNH UK was £24.7 million including simple interest. As CNH UK had already provided in full for these repayments no further adverse impact on the results of CNH UK arose.

Oil for Food: In February 2006, Fiat S.p.A. received a subpoena from the SEC Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requested documents relating to certain Fiat S.p.A. and CNH-related entities with respect to matters relating to the United Nations Oil-for-Food Program with Iraq (the “OFF Program”). A substantial number of companies, including certain CNH subsidiaries, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005 (the “Report”). The Report alleged that these companies engaged in transactions under the OFF Program that involved inappropriate payments. There are two CNH subsidiaries named in the Report: CNH Italia S.p.A. and Case France (now known as CNH France).

On December 22, 2008, Fiat and CNH reached a settlement with the SEC and U.S. Department of Justice (“DOJ”) to resolve potential civil and criminal claims arising from their subsidiaries’ participation in the OFF Program. Under the terms of the settlement, Fiat and CNH collectively agreed to pay a $7.0 million criminal penalty, a $3.6 million civil penalty, and disgorgement of $5.3 million in profits (plus $1.9 million in prejudgment interest). Fiat paid these amounts in early January 2009 and CNH reimbursed Fiat an amount of $8.3 million. CNH neither admitted nor denied the allegations of the SEC, but agreed to be enjoined from violating certain provisions of federal law in the future. As part of the DOJ settlement, criminal complaints were filed against CNH Italia and CNH France, charging them with conspiracy to violate the books and records provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”). Pursuant to a deferred prosecution agreement entered on the same date, the DOJ agreed to drop these charges upon the expiration of a three-year term, provided CNH meets certain obligations such as cooperating with the DOJ and maintaining an adequate FCPA compliance program. The DOJ is in the process of dropping these charges as the deferred prosecution agreement has expired.

Cheron: In connection with a logistics Services Agreement among CNH Global N.V., PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron and by PGN purportedly “in the name and on behalf of” CNH Global N.V. (“CNH Global”). CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005 and as a result of the termination of the Services Agreement Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the district court issued an order requiring CNH Global to pay €1.5 million ($2.4 million) to Cheron as a preliminary payment of lost profit

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At that point, the matter returned to the district court for a determination of liability.

On September 24, 2008, the district court issued its interim award with respect to liability. The district court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million ($34 million). CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the district court interim award with respect to liability is incorrect. The damages phase of the case is currently pending. On July 14, 2010 the District Court in Haarlem issued an interim judgment on damages in effect rejecting Cheron’s arguments in favor of a materially longer time period during which lost profit damages accrued. CNH continues to believe Cheron’s damages claim is materially inflated and unsustainable and will vigorously defend this matter. Management has considered relevant facts in connection with this matter and has established what it believes to be a reasonable accrual. It is possible that the actual loss may exceed the amount accrued but, in the Company’s view, any such excess is unlikely to be material.

Ligon: On February 5, 2009, a lawsuit was filed by Ligon Capital LLC and HTI LLC (a former CNH supplier) against CNH America LLC. Plaintiffs allege fraudulent suppression and breach of contract resulting from termination of HTI as a CNH supplier in June 2008. Ligon and HTI claim that CNH defrauded them by failing to disclose plans to source from other suppliers and induced Ligon to purchase and process unique components to fulfill CNH’s forecasted hydraulic cylinder orders. The case was tried in Birmingham, AL in December 2011. At trial, plaintiffs sought $9.5 million in compensatory damages consisting of unpurchased inventory, capital improvements, expedited freight charges and overtime allegedly incurred to meet CNH’s forecasted orders, and lost profits. Plaintiffs also sought punitive damages of $25 million. CNH argued at trial that, in the absence of an express contract, it had no duty to disclose its plans to source from other suppliers and any reliance upon forecasted orders (as opposed to firm orders) was unreasonable, because forecasted orders were subject to modification and cancellation. CNH also disputed the amount of alleged damages as being overstated and vigorously defended the case before and during trial. On December 16, 2011, the jury returned its verdict, finding for CNH on the breach of contract claim and for plaintiffs on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH has filed for post-trial relief as to the verdict and the damages awards. Management has considered relevant facts in connection with this matter and has established what it believes to be a reasonable accrual.

CNH records litigation expense in the consolidated statements of operations in the line “Other, net.”

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments

Minimum rental commitments at December 31, 2011, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2012	$32
2013	22
2014	20
2015	18
2016	18
2017 and beyond	43

Total minimum rental commitments	$153

Total rental expense for all operating leases was $33 million, $35 million, and $39 million for the years ended December 31, 2011, 2010, and 2009, respectively.

At December 31, 2011, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Unfunded Amount
	(in millions)
Private label revolving charge accounts	$3,669	$265	$3,404
Wholesale and dealer financing	$5,624	$3,069	$2,555

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2011, total commitments of this type were approximately $145 million.

In addition, CNH provides payment guarantees on financial debts of customers for approximately $466 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to customers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated, and continues to service, secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2011, the guaranteed portfolio balance is $310 million.

Fiat Industrial issued to BNDES a guarantee in the maximum amount of $910 million in connection with BNDES making available to Banco CNH the current credit line. CNH has issued to Fiat Industrial a guarantee in the maximum amount of $910 million, which covers the amounts Fiat Industrial may be required to pay under its guarantee in favor of BNDES.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warranty and Campaign Reserve

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for basic warranty costs and other service action costs. A summary of recorded activity for the years ended December 31, 2011 and 2010 for the basic warranty and accruals for modification programs are as follows:

	2011	2010
	(in millions)
Balance, beginning of year	$350	$301
Current year additions	448	377
Claims paid	(380)	(328)
Currency translation adjustment	(14)	—

Balance, end of year	$404	$350

Note 15: Financial Instruments

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company did not elect the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among counterparties with high credit ratings. These counterparties include certain Fiat Industrial subsidiaries in 2011 and certain Fiat subsidiaries in 2010. The total notional amount of foreign exchange hedges with certain Fiat Industrial and Fiat subsidiaries as counterparties was approximately $3.5 billion as of December 31, 2011 and 2010. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of consolidated cash flows.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net”. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $40 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable the cumulative amount recorded in accumulated other comprehensive income is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH’s foreign exchange derivatives was $4.1 billion and $4.2 billion at December 31, 2011 and 2010, respectively.

Interest Rate Derivatives

CNH has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate derivatives that have been designated as cash flow hedging relationships are used by CNH to mitigate the risk of rising interest rates related to the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

anticipated issuance of short-term LIBOR based debt in future periods. Further, CNH uses these swaps to mitigate the risk of rising interest rates related to variable-rate debt in certain ABS trusts associated with CNH’s retail securitization programs. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. The ineffectiveness is recorded in “Other, net” in the consolidated statements of operations. For the years ended December 31, 2010 and 2009, CNH recorded losses of less than $1 million and $13 million, respectively, related to the discontinuance of cash flow hedge accounting for instances where the forecasted transactions were no longer probable. There were no such losses related to the discontinuance of cash flow hedge accounting for the year ended December 31, 2011. These amounts are recorded in “Interest expense” and “Other, net” in the consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 60 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $3 million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. This strategy is used mainly for the interest rate exposures for Equipment Operations. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no material ineffectiveness as a result of fair value hedge relationships for the years ending December 31, 2011, 2010, or 2009.

CNH also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to the CNH’s ABCP facilities and various ABS trusts. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities and trusts require CNH to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2011, 2010, and 2009. As a result of the accounting guidance adopted January 1, 2010 (see “Note 2: Summary of Significant Accounting Policies”), interest rate derivatives, which were held by SPEs are now consolidated, and were recorded as part of the adoption adjustment. The table below summarizes the impact of the adoption specific to the interest rate derivatives and the location on the balance sheet.

January 1, 2010
(in millions)
Other assets	$3
Other liabilities	24
Accumulated other comprehensive income (net of tax of $9 million)	14

Most of CNH’s interest rate derivatives are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The future notional amount of some of CNH’s interest rate derivatives is not known in advance. These derivatives are considered Level 3 derivatives. The fair market value of these derivatives is calculated using market data input and a forecasted future notional balance. The total notional amount of CNH’s interest rate derivatives was approximately $3.8 billion and $4.0 billion at December 31, 2011 and 2010, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Statement impact of CNH Derivatives

The fair values of CNH’s derivatives as of December 31, 2011 and 2010 in the consolidated balance sheets are recorded as follows:

	2011	2010
	(in millions)
Derivatives Designated as Hedging Instruments:
Other assets:
Foreign exchange contracts:
Equipment Operations	$23	$42
Interest rate derivatives:
Equipment Operations	73	14
Financial Services	—	13

Total	$96	$69

Other liabilities:
Foreign exchange contracts:
Equipment Operations	$85	$62
Interest rate derivatives:
Equipment Operations	—	16
Financial Services	19	17

Total	$104	$95

Derivatives Not Designated as Hedging Instruments:
Other assets
Foreign exchange contracts:
Equipment Operations	$12	$19
Financial Services	—	3
Interest rate derivatives:
Financial Services	4	8

Total	$16	$30

Other liabilities
Foreign exchange contracts:
Equipment Operations	$11	$39
Financial Services	2	—
Interest rate derivatives:
Financial Services	3	10

Total	$16	$49

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH’s derivatives for the year ended December 31, 2011, 2010 and 2009 are recorded in the following accounts:

	2011	2010	2009
	(in millions)
Fair Value Hedges
Interest rate derivatives—Other, net	$76	$(3)	$2
Gains/(losses) on hedged items—Other, net	(75)	3	(1)

Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(18)	$(44)	$(51)
Interest rate derivatives—accumulated other comprehensive income	(40)	(33)	26
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	(26)	(15)	(10)
Foreign exchange contracts—Cost of goods sold	50	(20)	(38)
Interest rate derivatives—Interest expense	(21)	(41)	(13)
Interest rate derivatives—Finance and interest income	—	—	(2)
Recognized directly in income (amounts excluded from effectiveness testing and ineffective portion):
Foreign exchange contracts—Other, net	(6)	(29)	7
Interest rate derivatives—Other, net	(3)	(7)	(9)
Interest rate derivatives— Interest expense	—	—	(10)

Not Designated as Hedges
Foreign exchange contracts—Other, net	$22	$19	$53
Interest rate derivatives—Other, net	(1)	—	(6)

Retained Interest in Securitized Assets

Beginning January 1, 2010, with the adoption of the new accounting guidance related to VIEs, CNH reclassified retained interests to receivables for transactions that were consolidated under this guidance. For transactions that are considered sales and are off-book, CNH continues to carry the retained interest at estimated fair value, which it determines by discounting the projected cash flows over the expected life of the assets sold in connection with such transactions using prepayment, default, loss and interest rate assumptions. CNH recognizes declines in the value of its retained interests, and resulting charges to income or equity, when their fair value is less than their carrying value. The portion of the decline from discount rates exceeding those in the initial transaction is charged to equity. All other credit related declines are charged to income. Assumptions used to determine fair values of retained interests are based on internal evaluations and, although CNH believes its methodology is reasonable, actual results may differ from its expectations. CNH’s current estimated valuation of retained interests may change in future periods, and CNH may incur additional impairment charges as a result. Retained interests in securitized assets are generally classified in Level 3 of the fair value hierarchy. As of December 31, 2011 and 2010, retained interests in securitized assets are $18 million and $39 million, respectively.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value is compared to the carrying value of the retained interests. If changes in credit-related rates result in an excess of carrying value over fair value, an impairment of the retained interests is recorded with a corresponding offset to income. If changes in the discount rates result in an excess of carrying value over fair value, an impairment to the retained interest is recorded with the offset included in accumulated other comprehensive income. Based on this analysis, CNH reduced the value of its retained interests by $37 million in 2009.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 and 2010:

	Level 2		Level 3		Total
	2011	2010	2011	2010	2011	2010
	(in millions)
Assets
Foreign exchange derivatives	$35	$64	$—	$—	$35	$64
Interest rate derivatives	77	35	—	—	77	35
Retained interests	—	—	18	39	18	39

Total assets	$112	$99	$18	$39	$130	$138

Liabilities
Foreign exchange derivatives	$98	$102	$—	$—	$98	$102
Interest rate derivatives	22	37	—	5	22	42

Total liabilities	$120	$139	$—	$5	$120	$144

The following table presents the changes in the Level 3 fair-value category for the years ended December 31, 2011 and 2010:

	Retained Interests	Derivative Financial Instruments
	(in millions)
Balance at December 31, 2009	$1,259	$(1)
Total gains or losses (realized / unrealized)
Included in earnings	—	20
Included in other comprehensive income (loss)	(1,222)	(24)
Purchases, issuances and settlements	2	—

Balance at December 31, 2010	$39	$(5)
Total gains or losses (realized / unrealized)
Included in earnings	—	5
Included in other comprehensive income (loss)	1	—
Settlements	(22)	—

Balance at December 31, 2011	$18	$—

In addition, the Company holds government debt securities carried at fair value of $80 million. These securities are considered level 1.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, deposits in Fiat and Fiat Industrial subsidiaries’ cash management pools, accounts payable short-term debt and current maturities of long-term debt included in the consolidated balance sheets approximates fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Retail finance accounts receivable	$8,221	$8,679	$8,134	$8,369
Long-term public debt, excluding current maturities	$3,308	$3,626	$2,721	$3,005
Long-term asset backed debt, excluding current maturities	$4,272	$4,316	$3,113	$3,117
Other long-term debt, excluding current maturities	$1,047	$985	$2,706	$2,707

Retail finance receivables

The fair value of the retail finance receivables is based on the discounted values of their related cash flows at current market interest rates. The carrying amounts of short-term receivables were assumed to approximate fair value.

Long-term debt, excluding current maturities

The fair values of the long-term debt were based on current market quotes for identical or similar borrowings and credit risk.

Note 16: Shareholders’ Equity

The Articles of Association of CNH provide for authorized share capital of €1.35 billion, divided into 400 million common shares and 200 million Series A preference shares, each with a per share par value of €2.25. At the general meeting of the shareholders held on March 29, 2011, the shareholders authorized CNH’s Board of Directors to issue shares for a period ending in March 2016.

During the years ended December 31, 2011 and 2010, changes in CNH common shares issued were as follows:

	Common Shares
	2011	2010
	(in thousands)
Issued as of beginning of year	238,588	237,553
Issuances of CNH Common Shares:
Shares issued to Directors	32	6
Stock-based compensation	1,251	1,029

Issued as of end of year	239,871	238,588

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no Series A preference shares outstanding during the years ended December 31, 2011 and 2010.

No dividend was declared or paid in 2011, 2010 or 2009.

Note 17: Option and Incentive Plans

CNH issues share-based compensation awards to eligible members of the Board of Directors under the CNH Directors’ Compensation Plan, and to certain employees under the CNH Equity Incentive Plan. For the years ended December 31, 2011, 2010, and 2009, CNH recognized total share-based compensation expense of $63 million, $34 million and $14 million, respectively. For the years ended December 31, 2011, 2010, and 2009, CNH recognized a total tax benefit relating to share-based compensation expense of $12 million, $10 million, and $4 million, respectively. As of December 31, 2011, CNH has unrecognized share-based compensation expense related to non-vested awards of approximately $73 million based on current assumptions related to achievement of specified performance objectives when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.8 years.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of awards to officers and certain employees of CNH and its subsidiaries. As of December 31, 2011, CNH has reserved 25,900,000 shares for the CNH EIP.

The exercise prices of the stock option grants are based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

Stock Option Grants

Beginning in 2006, the Company began to issue performance-based stock options under the CNH EIP. In April 2011, CNH granted approximately one million performance-based stock options (at target award levels) under the CNH EIP. As CNH’s 2011 results exceeded the target performance levels, approximately 1.8 million of these options were granted. One-third of the options vested in February 2012 following the approval of 2011 results by the Board of Directors. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

Options granted prior to 2006 have a contract life of ten years. However, the number of shares outstanding for these grants were immaterial as of December 31, 2011 and these shares are expected to expire in early 2012.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects option activity under the CNH EIP for the year ended December 31, 2011:

	2011
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	5,788,971	$29.07
Granted	1,813,557	47.02
Forfeited	(269,379)	28.77
Expired	(25,971)	39.54
Exercised	(1,181,765)	24.44

Outstanding at end of year	6,125,413	35.02

Exercisable at end of year	1,895,828	33.49

Outstanding options under the CNH EIP have a weighted average remaining contract term of 4 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 2.7 years.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2011:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$13.58–$19.99	965,672	3.0	$13.65	$21,568,547	349,587	2.9	$13.79	$7,762,082
$20.00–$29.99	27,896	0.2	21.20	412,582	27,896	0.2	21.20	412,582
$30.00–$39.99	2,913,085	3.7	32.65	10,608,762	1,113,142	2.9	34.20	2,869,007
$40.00–$57.30	2,218,760	4.8	47.60	—	405,203	1.9	49.38	—

				$32,589,891				$11,043,671

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH common shares of $35.99. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award. Performance-based shares vest upon the attainment of specified performance objectives.

In September 2010, CNH granted approximately two million performance-based share awards under the CNH EIP. These performance shares will vest in three equal installments if specified performance targets are achieved on a cumulative basis during the three-, four- and five-year periods ended December 31, 2012, 2013 and 2014. The fair value of this award is $34.74 per share. In 2011, CNH granted 154,000 additional shares which are subject to the same vesting condition and periods as the 2010 award. The weighted average fair value of this award is $39.10 per share.

CNH granted performance-based share awards under the Top Performance Plan (“TPP”) in 2006 through 2009. Vesting of the TPP performance shares was dependent on achievement of specified targets by 2010. Achievement of the performance targets was not achieved in either 2009 or 2010 and these awards were forfeited. CNH did not recognize any share-based compensation expense related to TPP awards in 2009 or 2010.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2011:

	2011
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	2,017,000	$34.74
Granted	154,000	39.10
Forfeited	(151,000)	34.74
Vested	—	—

Nonvested at end of year	2,020,000	35.07

Restricted Share Grants

In 2011, CNH granted 272,750 restricted share awards to selected key employees under the CNH EIP, of which 269,000 shares were granted in September 2011. The restricted share awards in September 2011 will vest in three equal installments over a three-year period ended September 30, 2014 and have a fair value $26.65 per share.

The following table reflects restricted share activity under the CNH EIP for the year ended December 31, 2011:

	2011
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	316,000	$34.62
Granted	272,750	26.91
Forfeited	(17,122)	34.74
Vested	(101,359)	34.58

Nonvested at end of year	470,269	30.15

CNH Directors’ Compensation Plan

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to eligible directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the board of CNH, provided that such members do not receive salary or other employment compensation from CNH, its subsidiaries or affiliates, Fiat or Fiat Industrial or their subsidiaries. Each quarter of the CNH Directors’ Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director. At December 31, 2011 and 2010, there were 690,993 and 693,914 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Directors eligible to receive compensation under the CNH Directors Plan do not receive benefits upon termination of their service as directors.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2011:

	2011
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	90,840	$31.24
Granted	3,101	37.09
Forfeited	—	—
Expired	—	—
Exercised	(28,796)	24.28

Outstanding at end of year	65,145	34.59

Exercisable at end of year	65,145	34.59

Outstanding and exercisable options under the Directors’ Plan have a weighted average remaining contract term of 5.4 years.

The following table summarizes outstanding stock options under the CNH Directors’ Plan at December 31, 2011:

	Options Outstanding and Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value(A)
$17.28–$26.00	11,656	4.2	$20.73	$177,875
$26.01–$40.00	35,913	5.4	30.05	224,830
$40.01–$56.00	11,162	6.1	47.27	—
$56.01–$66.41	6,414	5.9	63.16	—

				$402,705

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH common shares of $35.99. No amount is shown for awards with an exercise price that is greater than the year-end market price.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2011		2010		2009
	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP	Directors’ Plan	CNH EIP
Risk-free interest rate	1.0%	1.4%	2.0%	1.9%	2.2%	1.6%
Dividend yield	0.4%	0.3%	0.6%	0.5%	0.8%	0.7%
Stock price volatility	70.4%	75.1%	66.9%	74.1%	62.9%	70.6%
Option life (years)	5.00	3.81	5.00	3.73	5.00	3.73

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2011, 2010, and 2009 were as follows:

	2011	2010	2009
CNH Directors’ Plan	$20.96	$14.60	$8.03
CNH EIP	$26.24	$16.10	$9.03

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant is based on the average of the vesting period of each tranche and the original contract term of 70 months. The expected life for grants under the CNH Directors’ Plan are based on management estimates. The expected dividend yield for grants under the CNH EIP grant is based on the annual dividends which have been paid on CNH’s common shares over the last four years. The expected dividend yield for grants under the CNH Directors’ Plan is based on the annual dividends which have been paid on CNH’s common shares over the last five years.

The fair value of performance-based shares and restricted shares is based on the market value of CNH’s common shares on the date of the grant and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)
Total intrinsic value of options exercised	$28	$15	$—
Fair value of shares vested	$3	$—	$—
Cash received from share award exercises	$31	$21	$—
Tax benefit of options exercised and shares vested	$3	$3	$—

As of December 31, 2011, there were 13,112,372 common shares available for issuance under the CNH EIP. Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18: Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Global N.V.	$939	$452	$(190)

Weighted average common shares outstanding—basic	239.4	237.8	237.4

Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders	$3.92	$1.90	$(0.80)

Diluted:
Net income (loss) attributable to CNH Global N.V.	$939	$452	$(190)

Weighted average common shares outstanding—basic	239.4	237.8	237.4
Effect of dilutive securities (when dilutive):
Stock Compensation Plans(A)	1.0	0.8	—

Weighted average common shares outstanding—diluted	240.4	238.6	237.4

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders	$3.91	$1.89	$(0.80)

(A)

Stock options to purchase approximately 2.3 million, 4.2 million, and 4.5 million shares during 2011, 2010, and 2009, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

Note 19: Accumulated Other Comprehensive Income (Loss) Attributable to CNH Global N.V.

The components of accumulated other comprehensive income (loss) as of December 31, 2011, and 2010 are as follows:

	2011	2010
	(in millions)
Cumulative translation adjustment	$102	$487
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($370 million and $350 million, respectively)	(667)	(618)
Deferred losses on derivative financial instruments, net of taxes ($20 million and $7 million, respectively)	(68)	(17)
Unrealized gain on available for sale securities, net of taxes ($(2) million and $(4) million, respectively)	3	6

Total	$(630)	$(142)

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

As of December 31, 2011, Fiat Industrial owned approximately 88% of CNH’s outstanding common shares through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat Industrial based on criteria established by Fiat Industrial.

CNH reports to Fiat Industrial based on financial information prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”). CNH evaluates segment performance based on “trading profit” as defined by Fiat Industrial. Fiat Industrial defines trading profit as income before restructuring, net financial expenses of Equipment Operations, income taxes, noncontrolling interests, equity in income (loss) of unconsolidated subsidiaries and affiliates, and impairment losses. Transactions between segments are accounted for at market value.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation from consolidated trading profit reported to Fiat Industrial under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the year ended December 31, 2011, and a reconciliation from consolidated trading profit reported to Fiat under IFRS to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 2010 and 2009 are provided below.

	Years Ended December 31,
	2011	2010	2009
	(in millions)
Trading profit	$1,606	$1,001	$470
Adjustments to convert from trading profit to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries:
Accounting for benefit plans	(31)	(62)	(51)
Accounting for other intangible assets, primarily product development costs	(138)	(176)	(140)
Restructuring	—	(16)	(102)
Net financial expense	(322)	(342)	(287)
Accounting for receivable securitizations and other	36	11	17

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,151	$416	$(93)

The following summarizes trading profit by reportable segment:

	Years Ended December 31,
	2011	2010	2009
	(in millions)
Agricultural equipment	$1,264	$839	$650
Construction equipment	27	(43)	(393)
Financial services	315	205	213

Trading profit	$1,606	$1,001	$470

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2011, 2010, and 2009 is as follows:

	2011	2010	2009
	(in millions)
Revenues:
Agricultural equipment	$14,183	$11,528	$10,663
Construction equipment	3,876	2,946	2,120
Financial services	1,629	1,617	1,574
Eliminations	(347)	(309)	(260)

Net revenues under IFRS	19,341	15,782	14,097
Difference[1]	(156)	(174)	(337)

Revenues under U.S. GAAP	$19,185	$15,608	$13,760

Depreciation and amortization:
Agricultural equipment	$303	$264	$239
Construction equipment	102	97	87
Financial services	117	124	127

Depreciation and amortization under IFRS	522	485	453
Difference, principally amortization of development costs capitalized under IFRS	(96)	(70)	(55)

Depreciation and amortization under U.S. GAAP	$426	$415	$398

Total assets:
Agricultural equipment[2]	$13,182	$11,913	$9,696
Construction equipment[2]	4,423	3,729	3,604
Financial services	18,106	17,346	17,885
Assets not allocated to segments, principally goodwill, other intangibles and taxes	12,678	11,742	10,515
Eliminations	(13,758)	(12,544)	(11,403)

Total assets under IFRS	34,631	32,186	30,297
Difference[3]	(538)	(597)	(7,089)

Total assets under U.S. GAAP	$34,093	$31,589	$23,208

1

In 2011 and 2010, principally classification of finance income. In 2009, principally finance and interest income on receivables that were on-book under IFRS, but off-book under the U.S. GAAP accounting guidance in effect during those periods.

2	Includes receivables legally transferred to Financial Services.
3

In 2011 and 2010, principally development costs that are capitalized under IFRS. In 2009, principally receivables that were on-book under IFRS, but off-book under the U.S. GAAP accounting guidance in effect during those periods.

	2011	2010	2009
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$507	$430	$341
Construction equipment	148	138	92
Financial services	393	362	300

Expenditures for additions to long-lived assets under IFRS	1,048	930	733
Difference, development costs capitalized under IFRS	(244)	(264)	(213)

Total expenditures for additions to long-lived assets under U.S. GAAP	$804	$666	$520

*	Includes equipment on operating leases and property, plant and equipment

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2011	2010
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$205	$221
Construction equipment	221	188
Financial services	83	83

Investments in unconsolidated subsidiaries and affiliates under IFRS	509	492
Difference, principally product development cost capitalized under IFRS	(3)	(2)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	506	$490

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Brazil	Canada	France	Australia	Germany	Other	Total
	(in millions)
At December 31, 2011, and for the year then ended:
Total revenues	$6,786	$2,421	$1,592	$1,029	$721	$650	$5,986	$19,185

Long-lived tangible assets	$1,190	$326	$250	$77	$28	$32	$699	$2,602

At December 31, 2010, and for the year then ended:
Total revenues	$5,771	$2,355	$1,102	$715	$547	$518	$4,600	$15,608

Long-lived tangible assets	$1,070	$301	$241	$80	$22	$35	$659	$2,408

At December 31, 2009, and for the year then ended:
Total revenues	$5,308	$1,584	$551	$940	$620	$557	$4,200	$13,760

Long-lived tangible assets	$1,039	$271	$214	$90	$54	$40	$702	$2,410

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21: Related Party Information

As of December 31, 2011, the Company’s outstanding capital stock consisted of common shares, par value €2.25 (U.S. $2.91) per share. As of December 31, 2011, there were 239,716,408 common shares outstanding. At December 31, 2011, CNH had 564 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 12% of CNH’s outstanding common shares. Fiat Netherlands, a wholly owned subsidiary of Fiat Industrial, is the largest single shareholder.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consequently, at December 31, 2011, Fiat Netherlands controlled all matters submitted to a vote of the Company’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as the Company’s other shareholders.

Historically, the Company and its subsidiaries have developed a variety of relationships, and engaged in a number of transactions, with various Fiat Group or Fiat Industrial Group Companies. Following the demerger effected on January 1, 2011, Fiat has no obligation to provide assistance to the Company or its subsidiaries other than pursuant to contractual agreements that have been negotiated between the applicable parties.

In connection with the demerger transaction Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In March 2011, upon review and recommendation of a special committee of independent Board members, the Company’s Board approved the MSA and the applicable related Opt-In letters.

As at December 31, 2011, the Company’s outstanding consolidated debt with Fiat Industrial and its subsidiaries was $639 million, compared to $778 million of outstanding consolidated debt with Fiat and its subsidiaries as at December 31, 2010. As a result of the demerger, all financing arrangements previously provided by Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011.

Various Fiat subsidiaries, including CNH, were parties to a €1 billion ($1.3 billion) syndicated credit facility with a group of banks. As of December 31, 2010, this facility was fully drawn, €300 million ($401 million) by CNH and €700 million ($935 million) by other Fiat subsidiaries. The amounts were repaid in full and the syndicated credit facility was cancelled in January 2011.

As at December 31, 2011, Fiat Industrial guaranteed $896 million of the Company’s debt with BNDES (Brazil). The Company pays Fiat Industrial a guarantee fee based on the average amount outstanding under facilities guaranteed by Fiat Industrial. In 2011, the Company paid a guarantee fee of 0.0625% per annum.

Like other companies that are part of multinational groups, the Company participates in a group-wide cash management system with Fiat Industrial. Under this system, operated by Fiat Industrial treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Industrial and its subsidiaries, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat Industrial treasury subsidiaries’ cash management pools). CNH’s positive cash deposits, if any, at the end of each business day may be invested by Fiat Industrial treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat Industrial treasury subsidiaries to meet financial needs of other Fiat Industrial subsidiaries and vice versa. Deposits with Fiat Industrial treasury subsidiaries earn interest at LIBOR plus 0.15%. Interest earned on CNH’s deposits with Fiat Industrial treasury subsidiaries included in finance and interest income was approximately $31 million in 2011. The equivalent amount was approximately $44 million in the year ended December 31, 2010 under the group-wide cash management system with Fiat.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Further to the demerger, CNH entered into new cash management arrangements with Fiat Industrial treasury subsidiaries effective on January 1, 2011. The cash deposits in Fiat treasury subsidiaries’ cash management pools as of December 31, 2010 were transferred to Fiat Industrial treasury subsidiaries’ cash management pools on January 1, 2011. Accordingly, no cash residual balances were outstanding with Fiat treasury subsidiaries’ cash management system pools as of close of business January 1, 2011.

The terms and conditions applicable to Fiat Industrial’s cash management pools at the time of the demerger were substantially the same as the terms and conditions governing Fiat cash management pools as of the same date.

As a result of CNH’s participation in Fiat Industrial’s cash management pools, the Company is exposed to Fiat Industrial’s credit risk to the extent that the Fiat Industrial entity in whose name the deposit is pooled is unable to return the funds. In the event of a bankruptcy or insolvency of Fiat Industrial (or any other Fiat Industrial member in the jurisdictions with set off agreements) or in the event of a bankruptcy or insolvency of the Fiat Industrial entity in whose name the deposit is pooled, CNH may be unable to secure the return of such funds to the extent they belong to CNH, and CNH may be viewed as a creditor of such Fiat Industrial entity with respect to such deposits. Because of the affiliated nature of CNH’s relationship with Fiat Industrial, it is possible that CNH’s claims as a creditor could be subordinated to the rights of third party creditors in certain situations.

As at December 31, 2011, CNH had approximately $2.1 billion in cash and cash equivalents. This amount compares to approximately $3.6 billion in cash and cash equivalents CNH had as of December 31, 2010; this latter amount included approximately $2 billion of funds which would have historically been deposited with the relevant cash management pools managed by Fiat treasury subsidiaries in the U.S. and in Europe. In anticipation of the demerger, at the end of 2010, these funds were deposited with primary financial institutions in Europe and the U.S. for a short-term period. At the maturity of these short-term deposits, in the month of January 2011, these funds were deposited with the applicable Fiat Industrial subsidiaries’ cash management pools.

For material related party transactions involving the purchase of goods and services, the Company generally solicits and evaluates bid proposals prior to entering into any such transactions. CNH’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

CNH purchases engines and other components from Fiat Industrial and its subsidiaries as well as Fiat and its subsidiaries, and companies of the Fiat Group provide CNH with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant, security, research and development, information systems and training. Fiat subsidiaries also provide purchasing services to CNH. CNH may sell certain goods or provide certain services to Fiat and/or its subsidiaries. In addition, the Company enters into hedging arrangements with counterparties that are subsidiaries of Fiat Industrial. The principal purchases of goods from Fiat Industrial subsidiaries and Fiat subsidiaries include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. The Company was party to foreign exchange hedges having an aggregate contract value of $3.5 billion as of December 31, 2011 and 2010, to which subsidiaries of Fiat Industrial subsidiaries were counterparties.

Fiat provided accounting services to CNH in Europe and Brazil through a subsidiary that uses shared service centers to provide such services to various Fiat companies. Fiat provided internal audit services at the direction of CNH’s internal audit department in certain locations where the Company believed it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsourced a portion of the Company’s information services to, a joint venture that Fiat had formed with IBM. In 2005 Fiat

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provided training services through a subsidiary. The Company used a broker that is a subsidiary of Fiat to purchase a portion of its insurance coverage. The Company purchased research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. A substantial portion of these services continue to be provided to CNH subsidiaries by Fiat through Fiat Industrial under the terms and conditions of the MSA and the applicable Opt-In Letters.

The Company participated in tax sharing agreements with Fiat Industrial and certain of its subsidiaries in the United Kingdom (U.K.) and Italy. CNH’s management believes the terms of these agreements are customary for agreements of this type and are advantageous as tax losses generated in one company can offset income of the other companies within the group. During 2011, CNH derived $61 million, $66 million and $28 million for the years ended December 31, 2011, 2010 and 2009 of tax benefit from the tax sharing agreements.

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

On October 20, 2011 CNH acquired Fiat Switzerland SA from Fiat for $19 million. As the purchase price approximated the equity of the acquired company, this transaction did not significantly impact the CNH’s financial position.

On December 31, 2011 CNH sold to FPT Industrial S.p.A. its ownership interest (33%) in European Engine Alliance Scrl for $17 million. As this sale represented a transaction between entities under common control, the $11 million gain resulting from the sale was recorded as additional-paid in capital. In connection with the demerger transaction of Fiat and Fiat Industrial, in 2010 CNH sold its ownership interest in several small investments to entities within the Fiat Group. These transactions did not significantly impact CNH’s financial position.

During 2008 CNH entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. The sponsorship contract was for a three year term that expired in 2010 and was not renewed. The Company paid $10 million and $17 million, related to this reimbursement agreement in 2010 and 2009, respectively. The Juventus Football Club S.p.A., in which EXOR S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. EXOR is one of the major investment holding companies in Europe. Among other things, EXOR also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. CNH obtains services from SGS, for verification, inspection, control and certification activities and also obtain real estate services from Cushman & Wakefield.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s sales, purchase, and finance income with Fiat Industrial Group, Fiat Group and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009
	(in millions)
Sales to affiliated companies and joint ventures	$309	$204	$200

Purchase of materials, production parts, merchandise and services	$1,388	$895	$818

Finance and interest income	$31	$44	$32

As of December 31, 2011 and 2010, CNH had trade payables to affiliated companies and joint ventures of $470 million and $367 million, respectively.

Note 22: Supplemental Information

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

	Statements of Operations
	Equipment Operations			Financial Services
	2011	2010	2009	2011	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$18,059	$14,474	$12,783	$—	$—	$—
Finance and interest income	172	154	131	1,387	1,395	1,190

	18,231	14,628	12,914	1,387	1,395	1,190

Costs and Expenses:
Cost of goods sold	14,626	11,891	10,862	—	—	—
Selling, general and administrative	1,442	1,243	1,150	401	455	336
Research, development and engineering	526	451	398	—	—	—
Restructuring	—	16	98	—	—	4
Interest expense—Fiat Industrial subsidiaries	7	—	—	27	—	—
Interest expense—Fiat S.p.A. subsidiaries	—	43	78	—	69	111
Interest expense—other	379	352	242	520	543	386
Interest compensation to Financial Services	286	238	202	—	—	—
Other, net	140	191	201	113	115	129

	17,406	14,425	13,231	1,061	1,182	966

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	825	203	(317)	326	213	224
Income tax provision	230	12	33	113	65	59
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	225	159	174	12	11	9
Equipment Operations	104	88	(46)	—	—	—

Net income (loss)	924	438	(222)	225	159	174
Net income (loss) attributable to noncontrolling interests	(15)	(14)	(32)	—	—	—

Net income (loss) attributable to CNH Global N.V.	$939	$452	$(190)	$225	$159	$174

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance Sheets
	Equipment Operations		Financial Services
	2011	2010	2011	2010
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$1,251	$2,934	$804	$684
Restricted cash	—	—	941	914
Deposits in Fiat Industrial subsidiaries’ cash management pools	3,980	—	136	—
Deposits in Fiat S.p.A. subsidiaries’ cash management pools	—	1,643	—	117
Accounts and notes receivable, net	880	881	8,406	8,118
Intersegment notes receivable	1,394	1,730	95	52
Inventories, net	3,662	2,937	—	—
Deferred income taxes	429	437	216	196
Prepayments and other	933	632	80	190

Total current assets	12,529	11,194	10,678	10,271

Long-term receivables	14	30	5,666	5,377
Intersegment long-term notes receivable	599	543	598	510
Property, plant and equipment, net	1,934	1,784	2	2
Investments in unconsolidated subsidiaries and affiliates	423	407	83	83
Investment in Financial Services	2,045	2,007	—	—
Equipment on operating leases, net	7	2	659	620
Goodwill	2,261	2,233	152	152
Other intangible assets, net	665	673	6	6
Other assets	703	779	275	136

Total	$21,180	$19,652	$18,119	$17,157

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat Industrial subsidiaries	$65	$—	$156	$—
Current maturities of long-term debt—Fiat S.p.A. subsidiaries	—	—	—	253
Current maturities of long-term debt—other	617	818	3,574	2,823
Short-term debt—Fiat Industrial subsidiaries	80	—	245	—
Short-term debt—Fiat S.p.A. subsidiaries	—	43	—	151
Short-term debt—other	64	82	3,683	3,587
Intersegment short-term debt and current maturities of intersegment long-term debt	95	52	1,394	1,730
Accounts payable	3,219	2,586	199	150
Accrued liabilities	3,564	2,964	368	390

Total current liabilities	7,704	6,545	9,619	9,084

Long-term debt—Fiat Industrial subsidiaries	—	—	93	—
Long-term debt—Fiat S.p.A. subsidiaries	—	67	—	264
Long-term debt—other	2,974	3,083	5,559	5,126
Intersegment long-term debt	598	510	599	543
Pension, postretirement and other postemployment benefits	1,699	1,757	14	13
Other liabilities	277	307	189	119
Redeemable Noncontrolling Interest	5	4	—	—
Equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2011 and 2010	—	—	35	35
Common shares, €2.25 par value; authorized 400,000,000 shares in 2011 and 2010, issued 239,871,221 shares in 2011, issued 238,588,630 shares in 2010	603	599	156	156
Paid-in capital	6,299	6,198	1,415	1,281
Treasury stock, 154,813 shares in 2011 and 2010, at cost	(8)	(8)	—	—
Retained earnings	1,597	658	291	215
Accumulated other comprehensive income (loss)	(630)	(142)	148	320
Noncontrolling interests	62	74	1	1

Total equity	7,923	7,379	2,046	2,008

Total	$21,180	$19,652	$18,119	$17,157

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Statements of Cash Flows
	Equipment Operations			Financial Services
	2011	2010	2009	2011	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$924	$438	$(222)	$225	$159	$174
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	311	291	270	115	124	128
Deferred income tax expense (benefit)	95	(34)	(80)	31	6	13
Loss on debt extinguishment	—	22	—	—	—	—
Gain on acquisition of unconsolidated joint venture	(34)	—	—	—	—	—
Stock compensation expense	62	34	16	—	—	—
Undistributed (income) losses of unconsolidated subsidiaries	(193)	164	41	(4)	(5)	3
Changes in operating assets and liabilities:
(Increase) decrease in intersegment receivables and payables	58	37	39	(58)	(37)	(39)
(Increase) decrease in accounts and notes receivable, net	9	(84)	809	(340)	(203)	858
(Increase) decrease in inventories, net	(849)	323	1,360	—	—	—
(Increase) decrease in prepayments and other current assets	(307)	(201)	(218)	109	(154)	44
(Increase) decrease in other assets	(26)	(41)	87	(69)	62	9
Increase (decrease) in accounts payable	594	506	(969)	37	(20)	34
Increase (decrease) in accrued liabilities	590	544	—	(69)	103	37
Increase (decrease) in other liabilities	(56)	(154)	41	(19)	(53)	(46)
Other, net	(81)	(34)	(29)	24	6	5

Net cash provided (used) by operating activities	1,097	1,811	1,145	(18)	(12)	1,220

Investing activities:
Acquisitions and investments, net of cash acquired	(64)	(30)	(5)	—	—	—
Additions to retail receivables	—	—	—	(5,582)	(6,662)	(6,552)
Proceeds from retail and credit card securitizations	—	—	—	—	24	3,775
Collections of retail receivables	—	—	—	5,106	6,739	4,466
Collections of retained interests in securitized retail receivables	—	—	—	21	—	107
Proceeds from sale of businesses and assets	21	45	1	241	270	140
Expenditures for property, plant and equipment	(408)	(301)	(217)	—	—	(1)
Expenditures for software	(36)	(27)	(19)	(2)	(2)	2
Expenditures for equipment on operating leases	(2)	—	—	(394)	(365)	(302)
Increase in restricted cash	—	—	—	(32)	(219)	—
Deposits in Fiat Industrial subsidiaries’ cash management pools	(2,395)	—	—	(24)	—	—
(Deposits in) withdrawals from Fiat S.p.A. subsidiaries’ cash management pools	—	481	(451)	—	(19)	289

Net cash provided (used) by investing activities	(2,884)	168	(691)	(666)	(234)	1,924

Financing activities:
Intersegment activity	391	254	676	(391)	(254)	(676)
Proceeds from issuance of long-term debt—Fiat Industrial subsidiaries	—	—	—	3	—	—
Proceeds from issuance of long-term debt—Fiat S.p.A. subsidiaries	—	72	131	—	—	605
Proceeds from issuance of long-term debt—other	502	1,930	1,315	1,975	1,367	794
Payment of long-term debt—Fiat Industrial subsidiaries	—	—	—	(269)	—	—
Payment of long-term debt—Fiat S.p.A. subsidiaries	—	(931)	(951)	—	(903)	(355)
Payment of long-term debt—other	(794)	(690)	(911)	(646)	(591)	(1,852)
Net increase (decrease) in short-term revolving credit facilities	20	(10)	(601)	277	701	(1,129)
Dividends paid	(1)	—	—	(85)	(397)	(153)
Other, net	34	1	(15)	(32)	20	—

Net cash (used) provided by financing activities	152	626	(356)	832	(57)	(2,766)

Effect of foreign exchange rate changes on cash and cash equivalents	(48)	39	19	(28)	14	135

Increase (decrease) in cash and cash equivalents	(1,683)	2,644	117	120	(289)	513
Cash and cash equivalents, beginning of year	2,934	290	173	684	973	460

Cash and cash equivalents, end of year	$1,251	$2,934	$290	$804	$684	$973

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Entities”) guarantee the 7.875% Senior Notes and the 7.75% Senior Notes issued by Case New Holland in 2009 and 2010, respectively. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Entities are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2011, and 2010 and for the three years ended December 31, 2011. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Entities, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Entities and All Other Subsidiaries.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following condensed financial statements present CNH, Case New Holland, the Guarantor Entities, and all other subsidiaries as of December 31, 2011, and 2010, and for the years ended December 31, 2011, 2010, and 2009.

	Condensed Statements of Operations For the Year Ended December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$13,625	$9,448	$(5,014)	$18,059
Finance and interest income	36	43	114	1,350	(417)	1,126

	36	43	13,739	10,798	(5,431)	19,185

Cost and Expenses:
Cost of goods sold	—	—	11,364	8,276	(5,014)	14,626
Selling, general and administrative	10	2	687	1,144	—	1,843
Research, development and engineering	—	—	334	192	—	526
Restructuring			(2)	2
Interest	7	209	141	654	(225)	786
Interest compensation to Financial Services		—	193	—	(193)	—
Other, net	(12)	—	185	80	—	253

	5	211	12,902	10,348	(5,432)	18,034

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	31	(168)	837	450	1	1,151
Income tax provision (benefit)	11	(67)	195	204	—	343
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	919	621	428	188	(2,040)	116

Net income (loss)	939	520	1,070	434	(2,039)	924
Net income (loss) attributable to noncontrolling interests	—	—	—	(15)	—	(15)

Net income (loss) attributable to CNH	$939	$520	$1,070	$449	$(2,039)	$939

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$602	$—	$92	$1,361	$—	$2,055
Deposits in Fiat subsidiaries’ cash management pools	413	—	3,115	588	—	4,116
Accounts, notes receivable and other, net	46	1	819	15,260	(1,635)	14,491
Intercompany notes receivable	1,451	447	2,329	859	(5,086)
Inventories	—	—	1,704	1,958	—	3,662
Property, plant and equipment, net	—	—	1,017	919	—	1,936
Equipment on operating leases, net	—	—	7	659	—	666
Investments in unconsolidated affiliates	391	—	3	112	—	506
Investments in consolidated subsidiaries accounted for under the equity method	5,533	4,248	1,984	1,134	(12,899)	—
Goodwill and other intangible assets, net	1	—	2,778	305	—	3,084
Other assets	26	577	1,274	1,728	(28)	3,577

Total Assets	$8,463	$5,273	$15,122	$24,883	$(19,648)	$34,093

Liabilities and Equity:
Short-term debt	$256	$—	$537	$3,279	$—	$4,072
Intercompany short-term debt	—	173	774	1,282	(2,229)
Accounts payable	—	122	2,124	2,281	(1,575)	2,952
Long-term debt, including current maturities	300	2,548	261	9,929		13,038
Intercompany long-term debt	—	1,653	598	606	(2,857)	—
Accrued and other liabilities	47	32	4,391	1,726	(89)	6,107

	603	4,528	8,685	19,103	(6,750)	26,169
Equity	7,860	745	6,437	5,780	(12,898)	7,924

Total Liabilities and Equity	$8,463	$5,273	$15,122	$24,883	$(19,648)	$34,093

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$939	$520	$1,070	$434	$(2,039)	$924
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	175	251	—	426
Intercompany activity	(26)	59	93	(126)	—	—
Changes in operating assets and liabilities	(18)	(312)	219	(285)	—	(396)
Other, net	(19)	(619)	315	(78)	441	40

Net cash provided (used) by operating activities	876	(352)	1,872	196	(1,598)	994

Investing activities:
Expenditures for property, plant and equipment	—	—	(192)	(216)	—	(408)
Expenditures for equipment on operating leases	—	—	(2)	(394)	—	(396)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(455)	—	(455)
(Deposits in) withdrawals from Fiat Industrial subsidiaries’ cash management pools	(393)	—	(1,832)	(194)	—	(2,419)
Other, net	(1,630)	—	(454)	(562)	2,774	128

Net cash (used) provided by investing activities	(2,023)	—	(2,480)	(1,821)	2,774	(3,550)

Financing Activities:
Intercompany activity	715	186	3	(904)	—	—
Net (decrease) increase in indebtedness	(101)	73	(2)	1,098	—	1,068
Dividends paid	—	(799)	(354)	(445)	1,598	—
Other, net	34	—	897	1,844	(2,774)	1

Net cash provided (used) by financing activities	648	(540)	544	1,593	(1,176)	1,069

Other, net	—	—	—	(76)	—	(76)

Increase (decrease) in cash and cash equivalents	(499)	(892)	(64)	(108)	—	(1,563)
Cash and cash equivalents, beginning of year	1,101	892	156	1,469	—	3,618

Cash and cash equivalents, end of year	$602	$—	$92	$1,361	$—	$2,055

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,474	$7,471	$(3,471)	$14,474
Finance and interest income	62	100	163	1,340	(531)	1,134

	62	100	10,637	8,811	(4,002)	15,608

Cost and Expenses:
Cost of goods sold	—	—	8,772	6,590	(3,471)	11,891
Selling, general and administrative	3	—	635	1,060	—	1,698
Research, development and engineering	—	—	287	164	—	451
Restructuring	—	—	5	11	—	16
Interest	68	219	196	708	(361)	830
Interest compensation to Financial Services	—	—	170	—	(170)	—
Other, net	123	2	103	78	—	306

	194	221	10,168	8,611	(4,002)	15,192

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(132)	(121)	469	200	—	416
Income tax provision (benefit)	25	(50)	107	(5)	—	77
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	609	425	316	91	(1,342)	99

Net income (loss)	452	354	678	296	(1,342)	438
Net income (loss) attributable to noncontrolling interests	—	—	—	(14)	—	(14)

Net income (loss) attributable to CNH	$452	$354	$678	$310	$(1,342)	$452

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1,101	$892	$156	$1,469	$—	$3,618
Deposits in Fiat subsidiaries’ cash management pools	20	—	1,319	421	—	1,760
Accounts, notes receivable and other, net	18	15	653	14,531	(1,189)	14,028
Intercompany notes receivable	1,004	339	2,099	584	(4,026)	—
Inventories	—	—	1,380	1,557	—	2,937
Property, plant and equipment, net	—	—	932	854	—	1,786
Equipment on operating leases, net	—	—	2	620	—	622
Investments in unconsolidated affiliates	469	—	15	6	—	490
Investments in consolidated subsidiaries accounted for under the equity method	5,472	3,771	1,724	413	(11,380)	—
Goodwill and other intangible assets, net	1	—	2,826	237	—	3,064
Other assets	3	279	1,388	1,868	(254)	3,284

Total Assets	$8,088	$5,296	$12,494	$22,560	$(16,849)	$31,589

Liabilities and Equity:
Short-term debt	$256	$—	$536	$3,071	$—	$3,863
Intercompany short-term debt	70	300	599	1,993	(2,962)	—
Accounts payable	1	79	1,632	1,779	(1,124)	2,367
Long-term debt, including current maturities	401	2,466	264	9,303	—	12,434
Intercompany long-term debt	—	—	509	554	(1,063)	—
Accrued and other liabilities	55	51	4,052	1,707	(320)	5,545

	783	2,896	7,592	18,407	(5,469)	24,209
Equity	7,305	2,400	4,902	4,153	(11,380)	7,380

Total Liabilities and Equity	$8,088	$5,296	$12,494	$22,560	$(16,849)	$31,589

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$452	$354	$678	$296	$(1,342)	$438
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	173	242	—	415
Intercompany activity	35	83	(36)	(82)	—	—
Changes in operating assets and liabilities	33	(98)	569	152	—	656
Other, net	(502)	(639)	(121)	(187)	1,342	(107)

Net cash provided (used) by operating activities	18	(300)	1,263	421	—	1,402

Investing activities:
Expenditures for property, plant and equipment	—	—	(175)	(126)	—	(301)
Expenditures for equipment on operating leases	—	—	—	(365)	—	(365)
Net (additions) collections from retail receivables and related securitizations	—	—	—	101	—	101
Other, net	(10)	—	1	66	—	57
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	(20)	—	434	48	—	462

Net cash provided (used) by investing activities	(30)	—	260	(276)	—	(46)

Financing Activities:
Intercompany activity	(954)	2,905	(1,667)	(284)	—	—
Net increase (decrease) in indebtedness	(28)	167	(47)	853	—	945
Dividends paid	—	—	—	—	—	—
Other, net	2,095	(1,880)	294	(508)	—	1

Net cash provided (used) by financing activities	1,113	1,192	(1,420)	61		946

Other, net	—	—	16	37		53

Increase (decrease) in cash and cash equivalents	1,101	892	119	243	—	2,355
Cash and cash equivalents, beginning of year	—	—	37	1,226	—	1,263

Cash and cash equivalents, end of year	$1,101	$892	$156	$1,469	$—	$3,618

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$9,446	$6,264	$(2,927)	$12,783
Finance and interest income	21	64	114	1,148	(370)	977

	21	64	9,560	7,412	(3,297)	13,760

Cost and Expenses:
Cost of goods sold	—	—	8,049	5,740	(2,927)	10,862
Selling, general and administrative	4	—	611	871	—	1,486
Research, development and engineering	—	—	262	136	—	398
Restructuring	—	—	68	34	—	102
Interest	35	120	144	602	(230)	671
Interest compensation to Financial Services	—	—	144	—	(144)	—
Other, net	18	2	201	109	4	334

	57	122	9,479	7,492	(3,297)	13,853

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(36)	(58)	81	(80)	—	(93)
Income tax provision (benefit)	8	(23)	74	33	—	92
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(146)	83	200	91	(265)	(37)

Net income (loss)	(190)	48	207	(22)	(265)	(222)
Net income (loss) attributable to noncontrolling interests	—	—	—	(32)	—	(32)

Net income (loss) attributable to CNH	$(190)	$48	$207	$10	$(265)	$(190)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2009
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(190)	$48	$207	$(22)	$(265)	$(222)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	5	162	231	—	398
Intercompany activity	(135)	(19)	131	23	—	—
Changes in operating assets and liabilities	13	8	675	1,321	—	2,017
Other, net	115	(83)	(234)	(44)	265	19

Net cash provided (used) by operating activities	(197)	(41)	941	1,509	—	2,212

Investing activities:
Expenditures for property, plant and equipment	—	—	(107)	(111)	—	(218)
Expenditures for equipment on operating leases	—	—	—	(302)	—	(302)
Net (additions) collections from retail receivables and related securitizations	—	—	—	1,796	—	1,796
Other, net	2	—	(14)	131	—	119
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	418	—	(828)	248	—	(162)

Net cash provided (used) by investing activities	420	—	(949)	1,762	—	1,233

Financing Activities:
Intercompany activity	49	(417)	461	(93)	—	—
Net increase (decrease) in indebtedness	(272)	473	(487)	(2,668)	—	(2,954)
Dividends paid	—	—	—	—	—	—
Other, net	—	(15)	—	—	—	(15)

Net cash provided (used) by financing activities	(223)	41	(26)	(2,761)		(2,969)

Other, net	—	—	8	146		154

Increase (decrease) in cash and cash equivalents	—	—	(26)	656	—	630
Cash and cash equivalents, beginning of year	—	—	63	570	—	633

Cash and cash equivalents, end of year	$—	$—	$37	$1,226	$—	$1,263

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/s/ CAMILLO ROSSOTTO
Camillo Rossotto
Chief Financial Officer

Dated: February 29, 2012

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

4.1	CNH Global N.V. Outside Directors’ Compensation Plan as amended, restated and effective July 22, 2008 (Previously filed as Exhibit 4.1.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.1.2	CNH Global N.V. Directors’ Compensation Plan as amended, restated and ratified as of January 26, 2011 (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of the registrant (File No. 333-84954) and incorporated herein by reference).

4.2.1	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2007 (File No. 333-05752) and incorporated herein by reference).

4.2.2	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and amended and restated effective January 1, 2005 (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.3	2008 Performance & Leadership Bonus (PLB) Plan (Previously filed as Exhibit 4.2.9 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.4	Non-Qualified Performance Stock Option Award Agreement, effective as of February 16, 2007 (Previously filed as Exhibit 4.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

Exhibit	Description

4.2.5	Non-Qualified Performance Stock Option Award Agreement, effective as of April 30, 2010 (Previously filed as Exhibit 4.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.6	2010 Performance Share Unit Award Agreement, effective as of September 30, 2010. (Previously filed as Exhibit 4.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.7	2010 Restricted Stock Unit Award Agreement, effective as of September 30, 2010. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.8	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and ratified and approved on March 20, 2009. (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.9	CNH Global N.V. Equity Incentive Plan as Adopted on October 27, 2011. (Previously filed as Exhibit 4.3 to the registration statement on Form S-8 of the registrant (File No. 333-177642) and incorporated herein by reference).

4.3	Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4	Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4.1	Case New Holland, Inc. 2005 Deferred Compensation Plan effective January 1, 2005 and restated January 1, 2008 (Previously filed as Exhibit 4.4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

8.1	List of subsidiaries of registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Deloitte & Touche LLP

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

**	XBRL information is furnished, not filed.