Form 20-F
period 2012-12-31
CNH GLOBAL N V
filed 2013-03-01
CIK 1024519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 242,335,300 shares, consisting of 30,469,263 common shares and 211,866,037 common shares B.

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

As of December 31, 2012, Fiat Industrial S.p.A. (“Fiat Industrial”, and together with its subsidiaries, the “Fiat Industrial Group”) owned approximately 87% of our outstanding common shares (through their ownership of all of our common shares B) through its wholly-owned subsidiary, Fiat Netherlands Holding N.V. (“Fiat Netherlands”). Fiat Industrial is a corporation organized under the laws of the Republic of Italy whose stock is traded on the Milan stock exchange. The Fiat Industrial Group’s three sectors design, produce and sell trucks, commercial vehicles, buses, and special vehicles (“Iveco”), tractors, and agricultural and construction equipment (“CNH”), in addition to engines and transmissions for those vehicles and engines for marine applications (“FPT Industrial”).

On November 25, 2012, Fiat Industrial and CNH entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the merger agreement provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (“NewCo”). In connection with the merger, Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial ordinary share and CNH shareholders will receive 3.828 NewCo shares for each CNH common share.

At the extraordinary meeting of shareholders held on December 17, 2012, our shareholders approved the following:

•

An amendment of our Articles of Association creating a separate class of shares (the “common shares B”) and conversion of all of the common shares held by Fiat Netherlands, representing approximately 87% of our entire issued and outstanding share capital, into common shares B.

•

A special dividend to shareholders in the amount of $10 per common share. As a result of the amendment to the Articles of Association, all of the common shares held by Fiat Netherlands were converted into common shares B. Accordingly, the cash payment of $10 per common share was only made to our shareholders other than Fiat Netherlands, as the holders of our regular common shares. We paid the dividend of approximately $305 million in December 2012. In addition, our shareholders approved an appropriation of retained earnings for $2.1 billion which represents $10 per common share B. Please see “Note 16: Shareholder’s Equity” to our consolidated financial statements for the year ended December 31, 2012 for more information.

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 87% shareholder of CNH, has agreed to vote all of its CNH shares in favor of the merger at the applicable CNH shareholders’ meeting. The merger is expected to close during the third quarter of 2013.

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

Fiat is a corporation organized under the laws of the Republic of Italy whose stock is traded on the Milan and Frankfurt stock exchanges. Fiat designs, produces and sells vehicles for the mass market as well as luxury and performance cars and has increased its global reach through the acquisition of control of Chrysler Group in 2011. Fiat also operates in the components sector, through Magneti Marelli and Teksid, and in the production systems sector, through Comau. In 2012, Fiat carries out activities in the automotive sector through companies located in approximately 50 countries and had commercial relationships with customers in approximately 140 countries.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) North America; (2) Europe Africa Middle East and Commonwealth of Independent States (“EAME and CIS”); (3) Latin America; and (4) Asia Pacific (“APAC”). The geographic designations have the following meanings:

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

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2012 and 2011, and for each of the years ended December 31, 2012, 2011, and 2010 has been derived from and should be read in conjunction with the audited consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Financial data as of December 31, 2010, 2009, and 2008 and for the years ended December 31, 2009 and 2008, has been derived from our previously published, audited consolidated financial statements which are not included herein.

As of the beginning of 2010, we adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of variable interest entities (“VIEs”). As a significant portion of our securitization trusts and facilities were no longer exempt from consolidation under the new guidance, we were required to consolidate their receivables and related liabilities. We recorded a $5.7 billion increase to assets and liabilities and equity upon the adoption of this new guidance on January 1, 2010.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$19,427	$18,059	$14,474	$12,783	$17,366
Finance and interest income	1,020	1,126	1,134	977	1,110

Total revenues	$20,447	$19,185	$15,608	$13,760	$18,476

Net income (loss)	$1,133	$924	$438	$(222)	$824

Net income (loss) attributable to CNH Global N.V.	$1,142	$939	$452	$(190)	$825

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	$4.68	$3.92	$1.90	$(0.80)	$3.48

Diluted earnings (loss) per share	$4.68	$3.91	$1.89	$(0.80)	$3.47

Basic and diluted earnings per share attributable to CNH Global N.V. class B common shareholders:	$4.68	$—	$—	$—	$—

Cash dividends declared per common share	$10.00	$—	$—	$—	$0.50

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$35,426	$34,093	$31,589	$23,208	$25,459

Short-term debt	$3,797	$4,072	$3,863	$1,972	$3,480

Long-term debt, including current maturities	$14,266	$13,038	$12,434	$7,436	$7,877

Common shares at €2.25 par value	$77	$603	$599	$595	$595

Common shares B at €2.25 par value	$533	$—	$—	$—	$—

Common shares outstanding	30	240	238	237	237

Common shares B outstanding	212	—	—	—	—

Equity	$8,634	$7,924	$7,380	$6,810	$6,575

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 36 and the other risks described in the Safe Harbor Statement on page 66. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement on page 66. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our business.    Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including our dealer network. As a result, some customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the euro currency for certain countries), which is at risk of being impacted by sovereign debt defaults and other severe pressures on the banking system in European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, growth slowed in China in 2012, albeit from high growth rates in recent years, due to government actions and decreased demand for Chinese exports in economically challenged regions. Similarly, growth slowed in several Latin American countries in 2012, including Brazil and Argentina. If there is significant deterioration in the global economy or the economies of key regions, the demand for our products and services would likely decrease, and our results of operations, financial position and cash flows could be materially and adversely affected.

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

We are exposed to political, economic and other risks as a result of operating a global business.    Some of those risks include:

•	changes in laws, regulations and policies that affect, among others:

•	import and export transactions, duties and quotas,

•	currency restrictions,

•	the design, manufacture and sale of our products, including, for example, homologation and engine emissions regulations,

•	interest rates and the availability of credit to our dealers and customers,

•	property and contract rights, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	varying and unpredictable customer needs and desires;

•	varying and unexpected actions of our competitors;

•	labor disruptions;

•

changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil (See Note 3: “Accounts and Notes Receivable” to our consolidated financial statements for the year ended December 31, 2012); and

•	war, civil unrest (such as that experienced in several Middle East countries in 2012), and terrorism.

These risks, and governmental actions in response to them, may delay or reduce our realization of value from our international operations and accordingly may negatively impact our financial position, results of operations and cash flows.

Our expansion plans in emerging markets could entail significant risks.

Currently, our ability to grow our businesses depends to an increasing degree on our ability to increase market share, and operate profitably, in emerging market countries, such as Brazil, Russia, India and China. In addition, we could increase our use of component suppliers in these markets. Our implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, we may encounter difficulties in obtaining necessary government approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products. We may face challenges as a result of the pervasiveness of corruption and other irregularities in business practices in certain regions. Some of these emerging market countries also may be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows.

Our financial performance is subject to currency exchange rate fluctuations and interest rate changes.    Increases and decreases in the value of the U.S dollar relative to other currencies will affect the reported value of items in our consolidated financial statements, as has occurred in 2012, even if their value has not changed in their original currency (currency translation). We do not hedge currency translation risk. In addition, we are subject to daily variations in currency values as we make payments in or convert monies received in different currencies (currency transactions). Accordingly, a substantial increase or decrease in the value of the U.S. dollar relative to other currencies would substantially affect our financial position and operating results.

Economic conditions in Europe have raised concerns regarding the long-term viability of the euro currency in particular countries within the euro-zone. We conduct a significant volume of business denominated in euro. Although it remains uncertain whether significant changes in utilization of the euro will occur or what the potential impact of such changes in the euro-zone or globally might be, a material shift in circulation of the euro could result in disruptions to our business and negatively impact our results of operations.

Changes in interest rates affect our results of operations by, among other things, increasing or decreasing our borrowing costs and finance income. In addition, an increase in interest rates will, among other things, increase our customers’ costs of financing equipment purchases which could reduce our sales of equipment. A decline in equipment sales or an increase in our funding costs without a commensurate increase in finance income would have an adverse effect on our financial position and results of operations. In addition, central banks may act to increase interest rates too rapidly in a growing economy which could hamper economic recovery and adversely impact our financial position and results of operations.

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

Risks related to our defined benefit pension plans and other postretirement obligations could impact our profitability.    At December 31, 2012, our defined benefit pension plans had an underfunded status of approximately $822 million. This amount included defined benefit pension plan obligations of $493 million for plans that we are not currently required to fund.

The funded status of our defined benefit pension and postretirement benefit plans is subject to many factors as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2012. To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets will vary due to market factors. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

We depend on key suppliers for certain raw materials and components.    We rely upon single suppliers for certain parts and components, primarily those that require joint development between us and our suppliers. Adverse financial conditions and natural disasters could cause some of our suppliers to face severe financial hardship. These risks, or disputes with these suppliers, could disrupt our access to critical parts, components and supplies. This could have a negative impact on our costs of production, our ability to fulfill orders and the profitability of our business. See also “Risks Related to Our Relationship with Fiat Industrial” for additional information on purchases from Fiat and Fiat Industrial.

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

Labor laws and labor unions, which represent most of our production and maintenance employees, could impact our ability to maximize the efficiency of our operations.    We are subject to various local labor laws in the countries in which we operate. For instance, in Europe, our employees are covered by various worker protection laws, which afford employees, through local and central work councils, rights of information and consultation with respect to specific matters involving their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. European worker protection laws, collective bargaining agreements, and other labor agreements could impair our flexibility in streamlining existing manufacturing facilities and in restructuring our business. In April 2010, we reached a new collective bargaining agreement with the United Auto Workers (“UAW”) in the United States, which expires in April 2016. In April of 2012, we ratified our contract with the International Association of Machinists, which represents approximately 734 of our employees in Fargo, North Dakota. This contract expires in April 2018. Although we believe our relations with our employees and our unions are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage that could adversely affect our financial position and results of operations.

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

In March 2010, the President of the United States signed into law the U.S. Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the “Health Care Acts”). The Health Care Acts require, among other things, changes to our current employee benefit plans, our information technology infrastructure, and our administrative and accounting processes. The ultimate extent and cost of these changes are being evaluated, but the Health Care Acts could significantly increase the cost of providing healthcare coverage generally and could adversely affect our financial position and results of operations.

On January 2, 2013, the President of the United States signed into law the American Taxpayer Relief Act of 2012 (“ATRA”). ATRA incorporates a series of individual income tax and business tax changes. Although enactment of ATRA averted potentially immediate negative economic consequences for the U.S. economy that could have resulted from widespread tax increases and government spending cuts, the economic impact of ATRA remains uncertain. In addition, in early 2013, the U.S. government will be called upon to address important issues and incorporate necessary measures related to its budget deficit and national debt. The outcome of U.S. government measures designed to address its budget deficit and national debt remains uncertain. We will continue to monitor developments, but a U.S. government failure to address budget deficit and national debt issues, or the incorporation of measures having a negative impact upon the economy or our industry, could adversely affect our financial position and results of operations.

See also “Item 4. Information on the Company—B. Business Overview—Industry Overview-Biofuels Impact on Agriculture—Light Construction Equipment”, and “Item 4. Information on the Company—D. Property, Plant and Equipment—Environmental Matters.”

Reduced demand for equipment would reduce our sales and profitability.    Some factors affecting demand for equipment, which could materially impact our operating results, include:

•	general economic conditions, including shifts in key economic indicators such as gross domestic product;

•	demand for food;

•	commodity prices and stock levels;

•	net farm income levels;

•	availability of credit;

•	developments in biofuels;

•	infrastructure spending rates;

•	seasonality of demand;

•	changes and uncertainties in the monetary and fiscal policies of various governmental and regulatory entities;

•	our ability to maintain effective distribution networks;

•	currency rates and interest rates;

•	our pricing policies, or those of competitors;

•	political, economic and legislative changes;

•	housing starts; and

•	commercial construction.

In our industries, changes in demand can occur suddenly, resulting in imbalances in inventories, production capacity, and prices for new and used equipment. Rapid declines in demand can result in, among other things, an oversupply of equipment, a decline in prices, the need for additional promotional programs, and a decrease in factory utilization.

Rapid increases in demand can result in, among other things, an under-supply of equipment, increases in prices of our equipment, increases in our costs for materials and components, and increases in factory utilization (that either may not be possible due to production or other constraints, affecting either us or our suppliers, or may not be sustainable for long periods of time without additional, potentially significant, capital expenditures, or inefficiency costs). An inability to accommodate large and rapid increases or decreases in demand could impede our ability to operate efficiently and adversely affect our financial position and results of operations, as well as our competitive position. See also “Item 4. Information on the Company—B. Business Overview—Industry Overview.”

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

Our business may be affected by unfavorable weather conditions, climate change or natural disasters that reduce agricultural production and demand for agricultural equipment.    Poor or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors impacting agricultural production. Insufficient levels of rain, such as the severe drought experienced in certain regions of North America in 2012, prevent farmers from planting crops or may cause growing crops to die resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity and crop quality. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as regional floods, hurricanes, storms, and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.    We operate in a highly competitive environment with global, regional and local competitors of differing strengths in various markets throughout the world. Our equipment businesses compete primarily on the basis of product features and performance, including technological advancements related to precision farming and construction, customer service, quality, price and anticipated resale value. Aggressive pricing or other strategies pursued by competitors, unanticipated product improvements by competitors, our failure to price our products competitively or an unexpected buildup in competitors’ new machine or dealer-owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices, or our inability to respond to aggressive competitor or other third-party activity related to intellectual property rights could result in a loss of customers, a decrease in our revenues and a decline in our share of industry sales.

Our Equipment Operations’ sales outlook is based upon various assumptions including price realization, volumes, product mix and geographic mix. The current market environment remains competitive from a pricing standpoint in certain regions. If economic conditions deteriorate, it could be more difficult to maintain pricing or cause volumes to be less than projected, which would adversely affect our operating results. In addition, if actual product or geographic mix differs from our assumptions, it could have a negative effect on our operating results.

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

Our Financial Services business operates in a highly competitive environment, with financing for users of our equipment available through a variety of sources, such as banks, finance companies and other financial institutions, including government sponsored entities. Some Financial Services’ competitors enjoy certain regulatory, government support or credit rating advantages over our Financial Services’ business today, which often enable them to access capital on more favorable terms, among other things. Such cost of funds disparities between us and our competitors, or any additional regulatory, government support or credit rating changes that enhance the competitive position of our competitors, could result in our inability to compete effectively. The success of our Financial Services’ business also depends on our ability to develop and market financing products and services and offer quality customer service that meet the evolving needs of existing and potential customers. Increasing competition may adversely affect our Financial Services’ business if we are unable to match the products and services of competitors. If we are unable to compete effectively, our business, financial position and results of operations will suffer.

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

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.    Economic conditions continue to place financial stress on many of our dealers in certain regions. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

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

The engines used in our equipment are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, state regulatory agencies in the U.S. and other regulatory agencies around the world. Governments may set new standards that could impact our operations in ways that are difficult to anticipate with accuracy. For example, the EPA and European regulators have adopted new and more stringent emission standards, including Interim Tier 4, Final Tier 4, Stage IIIB and Stage IV non-road diesel emission requirements applicable to many of our products. We have introduced new products meeting new emissions standards, with initial positive reaction from our customers. If we are unable to continue to successfully execute our plans to meet current emission and other regulatory requirements, our ability to continue selling certain products on the market would suffer, which would negatively impact our financial results and financial position. In addition, engine emission requirements and product enhancements related thereto may impact the pricing or acceptability of our products, which could impact our competitive position, sales and results of operations.

Data security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.    In the ordinary course of business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information by us and any contracted third parties is critical to our operations. We have not experienced any significant known or threatened data security incidents to date, and we employ and seek to improve security measures and initiatives designed to reduce the impact of such risk. Despite our security measures and initiatives, our information technology and infrastructure may be subject to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss could disrupt our operations, result in legal claims or proceedings and harm our business and reputation.

Our financial statements may be impacted by changes in accounting standards.    Our financial statements are subject to the application of U.S. GAAP, which are periodically revised. At times, we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible such changes could have a material adverse effect on our reported results of operations or financial position. See “Note 2: Summary of Significant Accounting Policies—New Accounting Pronouncements Adopted” to our consolidated financial statements for the year ended December 31, 2012 for additional information on the adoption of new accounting guidance.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, supplier-related, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, establish reserves to address these contingent liabilities. The ultimate outcome of the legal matters pending against us (or our subsidiaries) is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial position, cash flows or results of operations. Further, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2012 for additional information.

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

Effective December 31, 2012 the initial term of our global alliance with Kobelco Construction Machinery Co., Ltd. (“KCM”) and Kobe Steel Ltd. (“KSL”) expired and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we will continue to have the ability to manufacture excavators based on current Kobelco technology as well as the right to purchase select models of whole goods and component parts from KCM until December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and will “unwind” our co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS expired on December 31, 2012 and such restrictions in APAC are expected to terminate not later than June 30, 2013. In connection with the sale of our 20% ownership interest in KCM, we recognized a loss of approximately $35 million in the year ended December 31, 2012, and a $26 million receivable which is included in “Prepayments and Other” on the consolidated balance sheet as of December 31, 2012. Please see “Note 6: Investments in Unconsolidated Subsidiaries and Affiliates” and “Note 14: Commitments and Contingencies” to our consolidated financial statements as of December 31, 2012 for more information.

While we expect a smooth transition with respect to implemented changes, a failure to realize such a transition and anticipated benefits could have a material adverse effect upon our construction product lines, construction distribution network, financial position and results of operations.

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

To achieve our business goals, we must develop and sell products, parts and support services that appeal to our dealers and customers. We must also make strategic decisions regarding existing products and strategic alliances. Our efforts are dependent upon a number of factors, including our ability to manage and maintain an effective distribution network, our ability to develop effective sales, advertising and marketing programs, and the strength of the economy. We believe that, to maintain our competitive position and to increase sales, we must develop innovative and cost competitive products that appeal to our customers around the world. Our ability to derive competitive benefits from new products will depend in part on our ability to develop or obtain and protect intellectual property relating to product innovations. Failure to continue to deliver high quality, competitive products to the marketplace on a timely basis, to adequately protect intellectual property rights, or to accurately predict market demand for, or gain market acceptance of, our products, could adversely affect our financial position and results of operations.

Risks related to Financial Services.

Credit Risk.    Fundamental to any organization that extends credit is the credit risk associated with its borrowers. The creditworthiness of each customer or dealer, and the rates of delinquencies, repossessions and net losses relating to our receivables are impacted by many factors, including:

•	relevant industry and general economic conditions (in particular, those conditions most directly affecting the agricultural and construction industries);

•	the availability of capital;

•	changes in interest rates;

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	weather; and

•	the value of the collateral securing the extension of credit.

A deterioration in the quality of Financial Services’ financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to receivable balance ratios, and an increase in foreclosures and losses. In such circumstances, Financial Services’ servicing and litigation costs may also increase. In addition, governments may pass laws or implement regulations that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When receivables are unpaid and Financial Services repossesses collateral securing the repayment of the receivable, its ability to sell the collateral to recover or mitigate losses is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment on the market. They are also dependent upon the strength of the general economy and the strength of market demand for new and used agricultural and construction equipment. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment could result in lower resale values for repossessed equipment, which could increase losses on receivables, adversely affecting our financial position and results of operations.

Funding Risk.    Financial Services has traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities (“facilities”) as a primary source of funding and liquidity. Access to funding at competitive rates is essential to Financial Services’ business. From mid-2007 through 2009, events occurred in the global financial market, including weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various securities in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS and facilities market adversely affected Financial Services’ ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on Financial Services’ financial position and results of operations.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support has been added to certain previously issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The provision of additional reserve support could have an adverse effect on Financial Services’ financial position, results of operations and cash flows.

Repurchase Risk.    In connection with Financial Services’ ABS and facilities transactions, it makes customary representations and warranties regarding the receivables being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of the securities issued by Financial Services’ trusts to require it to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on Financial Services’ financial position, results of operations and cash flows.

Regulatory Risk.    The operations of Financial Services are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate borrowers’ insurance coverage;

•	require disclosure to borrowers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of receivables; and

•	regulate the use and reporting of information related to a borrower.

For example, the Dodd-Frank Act was signed into law in July 2010. The various requirements of the Dodd-Frank Act, including the many implementing regulations yet to be released, may substantially affect Financial Services’ origination, servicing and securitization programs. Further, the Dodd-Frank Act strengthens the regulatory oversight of ABS securities and capital market activities by the SEC and other regulatory bodies and increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. We will continue to monitor these developments and their impact on access to the ABS and facilities markets, as these and future SEC regulations may impact Financial Services’ ability to engage in these activities or increase the effective cost of asset-backed transactions in the future, which could adversely affect its financial position, results of operations and cash flows.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon Financial Services, or applicable laws prohibit interest rates it charges from rising to a level commensurate with risk and market conditions, such events could adversely affect Financial Services’ business and its financial position and results of operations.

Risks Related to Our Indebtedness

Credit rating changes could affect our cost of funds.    Our access to, and cost of, funding depend on, among other things, the credit ratings of CNH, CNH Capital LLC, our ABS and facilities transactions, and Fiat Industrial. (See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”) The rating agencies may change our credit ratings or take other similar actions, which could affect our access to the capital markets and the cost and terms of existing and future borrowings. A lack of funding could result in our inability to meet customer demand for equipment financing, while increased funding costs would lead to decreased profits and could result in our inability to meet customer demand at attractive interest rates, which in turn may adversely affect our financial position and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and limit our financial and operating flexibility.    As of December 31, 2012, we had an aggregate of $18.1 billion of consolidated indebtedness, of which $14.3 billion related to Financial Services and $3.8 billion to Equipment Operations, and our equity was $8.6 billion.

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

Restrictive Covenants in our debt agreements could limit our financial and operating flexibility.    The indentures governing our outstanding public unsecured indebtedness contain, and other credit agreements to which we are a party may contain, covenants that restrict our ability and/or that of our subsidiaries to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

These restrictive covenants could limit our financial and operating flexibility. For example:

•

limits on incurring additional debt and using assets as security in other transactions could materially limit our future business prospects by restricting us from financing as many customers as we otherwise would, particularly if traditional funding sources (including principally the ABS markets) were not available;

•	limits on investments could result in a return on assets lower than that of competitors;

•	limits on the sale of assets or merger with or into other companies could deny us a future business opportunity despite the benefits that could be realized from such a transaction.

Our ability to meet any of these restrictive covenants may be affected by events beyond our control, which could result in material adverse consequences that negatively impact our business, results of operations and financial position. If we fail to comply with these restrictive covenants, we may be unable to borrow additional funds and our lenders or debt holders may declare a default and demand the immediate repayment of all outstanding amounts owed to them. We cannot assure you that we will continue to comply with each restrictive covenant at all times, particularly if we were to encounter challenging and volatile market conditions.

For more information regarding our credit facilities and debt, see “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012.

Risks Related to the Announced Fiat Industrial and CNH Global Merger Agreement

In a press release and related Form 6-K filing, we announced on November 26, 2012, execution of a definitive merger agreement which would result in the combination of our business with the other businesses of Fiat Industrial into a newly-formed company organized under the laws of the Netherlands (currently known as “NewCo”). Various conditions remain to be satisfied and activities remain to be completed prior to closing of the transaction (“NewCo Merger”). As discussed in our announcement, we believe the NewCo Merger has the potential to result in significant strategic benefits for the combined businesses. However, if the NewCo Merger is completed, there is no guarantee that the strategic benefits anticipated will be realized. In addition, if upon completion and during implementation of the NewCo Merger, significant unforeseen events occur or unforeseen adverse investor, shareholder, regulatory, rating agency or other financial institution actions result, hindering an effective and efficient integration of the respective businesses involved, the impact of such events could have a material adverse impact upon our financial condition, cash flow, and results of operations. In addition, failure to complete the NewCo Merger and realize the benefits anticipated could have a material adverse impact upon our financial condition, cash flows, and results of operations. See “Item 5. Operating and Financial Review and Prospects” for additional information regarding the NewCo Merger.

Risks Related to Our Relationship with Fiat Industrial

The following risks apply prior to completion of the NewCo Merger or in the event the NewCo Merger is not completed. Completion of the NewCo Merger may render certain risks inapplicable.

Fiat Industrial guarantees and funding.    Fiat Industrial continues to provide financial guarantees in connection with certain of our external financing sources. There is no assurance that Fiat Industrial will continue to make such credit or guarantees available. To the extent these arrangements are terminated or replaced or Fiat Industrial otherwise does not make financing available to us or does not provide financial guarantees, we will need to seek alternative sources of funding or credit support. Alternative sources of funding or credit support may not be available and, to the extent that such credit or credit support is available, the terms and conditions of such credit or credit support may not be as favorable as those provided by Fiat Industrial, which could have a material adverse effect on our financial position and results of operations. See “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012 for additional information.

Potential conflicts of interest with Fiat Industrial.    As of December 31, 2012, Fiat Industrial owned, indirectly through Fiat Netherlands, approximately 87% of our outstanding shares (through the ownership of all of our common shares B). As long as Fiat Industrial continues to own shares representing more than 50% of the combined voting power of our capital stock, it will be able to direct the election of all of the members of our Board of Directors and determine the outcome of all matters submitted to a vote of our shareholders. Circumstances may arise in which the interests of Fiat Industrial could be in conflict with the interests of our other debt and equity security holders. In addition, Fiat Industrial may pursue certain transactions that in its view will enhance its equity investment in us, even though such transactions may not be viewed as favorably by our other debt and equity security holders. Fiat Industrial also has the ability to pursue relationships with entities other than us to provide financing to our customers.

Fiat Industrial provides financing to us. In the recent past, due to the then existing capital markets crisis and its material adverse impact on the ABS and facilities markets, we relied more heavily upon financing provided by Fiat. In the event of a repeat of the severe downturn in the ABS and facilities markets, we might need to again look to other financing sources, including Fiat Industrial, though Fiat Industrial would have no obligation to provide such financing. To the extent Fiat Industrial does not provide such financing to us when needed, we could suffer from a lack of funding and/or incur increased funding costs if funding is obtained through other sources.

We believe our business relationships with Fiat Industrial can offer economic benefits to us; however, Fiat Industrial’s ownership of our capital stock and its ability to direct the election of our directors could create, or appear to create, potential conflicts of interest when Fiat Industrial is faced with decisions that could have different implications for Fiat Industrial and other shareholders. For more information, see “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2012.

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

A. History and Development of the Company

CNH Global N.V. is incorporated in, and under the laws of, The Netherlands, with its registered office in the World Trade Center Amsterdam Airport, Schiphol Boulevard 217, 1118 BH Schiphol Airport, Amsterdam, The Netherlands (telephone number: +31-20-446-0429). CNH was incorporated on August 30, 1996. CNH’s agent for U.S. federal securities law purposes is Mr. Michael P. Going, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527, USA (telephone number: +1-630-887-3766). See also "Item 3. Key Information—D. Risk Factors—Risks Related to the Announced Fiat Industrial and CNH Global Merger Agreement" and "Item 5. Operating and Financial Review and Prospects" for information regarding the NewCo Merger.

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

We market our products globally through our two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up our agricultural brand family. Case and New Holland Construction (along with Kobelco in North America through December 31, 2012) make up our construction equipment brand family. As of December 31, 2012, we were manufacturing our products in 37 facilities throughout the world and distributing our products in approximately 170 countries through a network of approximately 11,500 dealers and distributors.

In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2012, our sales of agricultural equipment represented 76% of our revenues, sales of construction equipment represented 18% of our revenues and Financial Services represented 6% of our revenues.

We believe that we are the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2012, 44% of our net sales of equipment were generated in North America, 31% in EAME & CIS, 15% in Latin America and 10% in APAC. Our worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

We offer a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal financial products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Our retail financing products and services are intended to be competitive with those available from third parties. We offer retail financing in North America, Brazil, Australia and Europe through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group (“BPLG”). As of December 31, 2012, Financial Services managed a portfolio of receivables and leases of approximately $18.9 billion.

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

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the latest technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not as conducive to intensive agriculture, customers prefer simple, robust and durable machines with lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allow us to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting an increase in demand for higher capacity agricultural equipment. In Latin America, and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common

Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. These programs can greatly influence sales. See “Item 3. Key Information—D. Risk Factors—Risks Particular to the Industries in Which We Operate—Government action or inaction and changes in government policy can impact our sales and restrict our operating flexibility” and “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012, for additional information.

Biofuels Impact on Agriculture

Global demand for renewable fuels increased considerably in recent years driven by increased petroleum based fuel costs, consumer preference, government renewable fuel mandates and renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. The demand for biofuels and efforts to produce such fuels more efficiently increased in 2007 and 2008 as oil prices increased. Although oil prices temporarily declined during 2009, oil prices continued to escalate through 2010, 2011 and 2012, continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and potential energy crises in the future.

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

Heavy Construction Equipment

Heavy construction equipment typically includes larger wheel loaders and excavators, graders and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and aggregate mining companies, waste management companies and forestry-related concerns.

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

The equipment rental business is a significant factor in the construction equipment industry. Compared to the U.K. and Japanese markets, where there is an established history of long-term machine rentals due to the structure of local tax codes, the rental market in North America and non-U.K. Western Europe started with short period rentals of light equipment to individuals or small contractors who either could not afford to purchase the equipment or who needed specialized pieces of equipment for specific jobs. In this environment, the backhoe loader in North America and the mini-excavator in Western Europe became the principal rental products. As the market evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment. This allows contractors to complete specific job requirements with greater flexibility and cost control. Purchasing activities of the national rental companies can have a significant impact on the market depending on whether they are increasing or decreasing the size of their rental fleets and whether rental utilization rates remain at levels warranting regular and consistent rates of fleet renewal.

As noted above, seasonal demand fluctuations for construction equipment are somewhat less significant than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets. This flow of used equipment is highly influenced by currency exchange rates and the weight and dimensions of the equipment, and the different local regulations in terms of safety and/or emissions.

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

We believe we have a number of competitive strengths that enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential. Our competitive strengths include well-recognized brands, a full range of competitive products, a strong global presence and distribution network, and dedicated Financial Services capabilities.

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

The efficiency of our manufacturing, production and scheduling systems depends on forecasts of industry volumes and our share of industry sales which is predicated on our ability to compete with others in the marketplace. We compete primarily on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, however, actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

The financial services industry is highly competitive. We compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Our ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, developing competitive financial products and services, and licensing or other governmental regulations.

Products and Markets

Agricultural Equipment

Our agricultural equipment product lines are sold primarily under the Case IH and New Holland brands. We also sell tractors under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and our brands, relative distribution strengths and historical brand identities, we continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although our newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s unique identity.

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

Construction Equipment

Our construction equipment product lines are sold primarily under the Case and New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo Construction Equipment technology for its crawler excavator product. The New Holland Construction brand family also provides a full product line in the majority of the markets where it is present.

Our products often share common components to achieve economies of scale in manufacturing, purchasing and development. We differentiate these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Our heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. Our brands each offer a complete range of parts and support services for all of their product lines. Our construction equipment is sold with a limited warranty that typically runs from one to two years.

In May 2010, we sold our interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., to concentrate efforts on our key construction brands. In March 2011, CNH acquired full ownership of L&T Case Equipment Private Ltd. (“L&T”), an unconsolidated joint venture established in 1999 to manufacture and sell construction and building equipment in India. The company operates a production facility in Pithampur and currently builds backhoe loaders and vibratory compactors. Effective December 31, 2012 the initial term of our global alliance with KCM and KSL expired and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we will continue to manufacture excavators, based on current Kobelco technology, in our plants and purchase select models of whole goods from KCM as well as component parts until at least December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and will “unwind” our co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS expired on December 31, 2012 and such restrictions in APAC are expected to terminate not later than June 30, 2013. We continue to evaluate our construction equipment business with a view toward increasing efficiencies and profitability as well as evaluating our strategic alliances to leverage our position in key markets.

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

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for information concerning the principal markets in which we compete, including the breakdown of total revenues by geographic market for each of the years ended December 31, 2012, 2011, and 2010.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 2,400 global direct suppliers to our manufacturing facilities at December 31, 2012. We rely upon single suppliers for certain components, primarily those that require joint development between us and our suppliers. A significant change in the demand for, or the supply or price of, any component part or commodity could affect our profitability or our ability to obtain and fulfill orders. In addition, the recent worldwide financial and credit crisis and the severe impact on certain industries caused some of our suppliers to face financial hardship but did not significantly disrupt our access to any critical components or supplies. We continue to review our relationships with our suppliers and their financial situations to avoid any negative impact on our cost or scheduling of production and on the profitability of our business. Additionally, we cannot avoid exposure to global price fluctuations such as those in the costs of steel, rubber, oil, and related petroleum-based products. Our ability to realize the benefit of declining commodity prices may be delayed by the need to reduce existing whole goods inventories which were manufactured during a period of higher commodity prices.

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

Previously, we purchased engines and other components from, among others, the Fiat Group and since the demerger have made similar purchases from Fiat Industrial Group. See also “Note 21: Related Party Information” to our consolidated financial statements for the year ended December 31, 2012 for additional information.

Distribution and Sales

As of December 31, 2012, we were selling and distributing our products through approximately 11,500 dealers (almost all of which are independently owned and operated) and distributors in approximately 170 countries. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers, as compared to agricultural equipment dealers, tend to be fewer in number and larger in size.

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

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some of our dealers in the United States, Germany and Australia may sell more than one brand of equipment, including equipment manufactured by our competitors. Elsewhere, our dealers generally do not sell products that compete with products we sell, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us, or to satisfy local demand for a certain specialty product.

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

We believe that it is generally more cost-effective to distribute our products through independent dealers, although we have a limited number of company-owned dealerships in some markets. At December 31, 2012, we operated 12 company-owned dealerships, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

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

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, we are continuing to support our dealer network by facilitating sales of equipment to the local, regional and national rental companies through our dealers as well as by encouraging dealers to develop their own rental activities. We believe that a strong dealer service network is necessary to maintain the rental equipment and to ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. We have launched several programs to support our dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to variations in construction demand, we believe that such activities should be expanded gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

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

In Japan, we also owned 20% of KCM, which manufactures and distributes construction equipment, primarily in Asia. KCM is also a partner with us in joint ventures in Europe and North America, with CNH being the majority shareholder. These joint ventures manufacture and distribute construction equipment in Europe under the New Holland Construction brand and in North America under both the New Holland Construction and, until December 31, 2012, Kobelco brands. Effective December 31, 2012 the initial term of our global alliance with KCM expired and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we will continue to have the ability to manufacture excavators based on current Kobelco technology as well as the right to purchase select models of whole goods and component parts from KCM until December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and will “unwind” our co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS expired on December 31, 2012 and such restrictions in APAC are expected to terminate not later than June 30, 2013.

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

Pricing and Promotion

The actual retail price of any particular piece of equipment is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Actual retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of our business we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

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

At December 31, 2012, we operated and administered 22 parts depots worldwide, either directly or through arrangements with our warehouse service providers. This network is comprised of 10 parts depots in North America, 7 in Europe, 3 in Latin America, and 2 in Australia. In addition, our international region’s operations are supported by 9 depots (4 in China, 3 in India, 1 in Russia, and 1 in Uzbekistan). These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Management believes that these parts depots and our parts delivery systems provide our customers with timely access to substantially all of the parts required to support the products we sell.

Financial Services

Overview

Financial Services is our captive financing business, providing financial products and services to dealers and customers in North America, Australia, Brazil and Western Europe. The principal financial products offered are retail loans and leases to end-use customers and wholesale financing to our dealers. As at December 31, 2012, Financial Services managed a portfolio of receivables and leases of approximately $18.9 billion. North America accounts for 62% of the managed portfolio, Western Europe 20%, Brazil 12% and Australia 6%. In some regions, Financial Services also provides commercial revolving accounts and other financial products and services to end-use customers and our dealer network.

Financial Services supports the growth of our equipment sales and builds dealer and end-user loyalty. Our strategy is to grow a core financing business to support the sale of our equipment globally. Financial Services remains focused on continuing to improve its portfolio credit quality, service levels, operational effectiveness and customer satisfaction.

Access to funding at competitive rates is important to Financial Services. Financial Services funds its operations and lending activities through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings, asset sales, affiliate financing, and retained earnings. We continue to evaluate funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of our business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

In October 2012, CNH Capital LLC (a Financial Services’ North American entity) became an SEC-reporting company, upon the acceptance of its exchange offer for $500 million of its 6.250% notes due 2016, initially sold in a private offering in November 2011. In October 2012, CNH Capital LLC also completed a private offering of $750 million of its 3.875% notes due 2015, which were subsequently exchanged for SEC-registered notes in February 2013.

Finance Operations

We have certain retail underwriting and portfolio management policies and procedures that are specific to the agricultural equipment and construction equipment businesses. This distinction allows us to reduce risk by deploying industry-specific expertise in each of these businesses. Financial Services provides retail financial products primarily through our dealers, whom we train in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting.

Financial Services’ terms for financing equipment retail sales (other than smaller items financed with unsecured commercial revolving accounts) provide for retention of a security interest in the equipment financed. Financial Services’ guidelines for minimum down payments generally range from 15% to 30% of the sale price, for both agricultural and construction equipment depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. Financial Services generally receives compensation from Equipment Operations equal to a competitive interest rate for periods during which finance charges are waived or reduced on the receivables. The cost is accounted for as a deduction in arriving at net sales by Equipment Operations.

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

A wholesale underwriting group reviews dealer financial information and payment performance to establish appropriate credit lines for each dealer. In setting these credit lines, we seek to meet the reasonable requirements of each dealer while managing our exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular receivable at the time of the retail sale. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

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

Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon financial products and services offered, customer service, financial terms and interest rate charged. Long-term profitability in our Financial Services’ operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and access to competitive funding sources. Financial Services relies on the financial markets, ABS transactions, intercompany lending and cash flows to provide funding for its activities.

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

Legal Proceedings

We are party to various legal proceedings in the ordinary course of our business, including, but not limited to, matters relating to product liability (including asbestos-related liability), product performance, warranty, environmental, retail and wholesale credit, disputes with dealers and suppliers and service providers, patent and trademark matters, and employment matters. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2012.

C. Organizational Structure

As of December 31, 2012, Fiat Industrial owned approximately 87% of our common shares (through the ownership of all of our common shares B), through its direct, wholly-owned subsidiary Fiat Netherlands.

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2012, is set forth in an exhibit to this annual report on Form 20-F and includes Case New Holland Inc., a Delaware corporation, CNH America LLC, a Delaware limited liability company, CNH Latin America Ltda., a company organized under the laws of Brazil, CNH Italia S.p.A., a company organized under the laws of Italy, CNH France, a company organized under the laws of France, CNH Belgium N.V., a company organized under the laws of Belgium, CNH Australia Pty Ltd., a company organized under the laws of Australia, CNH International S.A., a company organized under the laws of Switzerland, CNH Capital America LLC, a Delaware limited liability company, CNH Financial Services SAS, a company organized under the laws of France, CNH Canada Ltd., a company organized under the laws of Canada, and CNH Deutschland GmbH, a company organized under the laws of Germany (all of which are wholly-owned direct or indirect subsidiaries of CNH).

On November 25, 2012, Fiat Industrial and CNH entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the merger agreement provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (“NewCo”). In connection with the merger, Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial ordinary share and CNH shareholders will receive 3.828 NewCo shares for each CNH common share.

At the extraordinary meeting of shareholders held on December 17, 2012, our shareholders approved the following:

•

An amendment of our Articles of Association creating a separate class of common shares B and conversion of all of the common shares held by Fiat Netherlands, representing approximately 87% of our entire issued and outstanding share capital, into common shares B.

•

A special dividend to stockholders in the amount of $10 per common share. As a result of the amendment to the Articles of Association, all of the common shares held by Fiat Netherlands were converted into common shares B. Accordingly, the cash payment of $10 per common share was only made to our shareholders other than Fiat Netherlands, as the holders of our regular common shares. We paid the dividend of approximately $305 million in December 2012. In addition, our shareholders approved an appropriation of retained earnings for $2.1 billion which represents $10 per common share B. Please see “Note 16: Shareholder’s Equity” to our consolidated financial statements for the year ended December 31, 2012 for more information.

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 87% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the applicable CNH shareholders’ meeting. The merger is expected to close during the third quarter of 2013.

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

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency, increase capacity, and for maintenance and engineering. In 2012, our total capital expenditures were $556 million of which 39% was spent in North America, 24% in Latin America, and 37% in EAME, CIS and APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2012, approximately 80% or $445 million of capital expenditures were related to manufacturing and product related projects with approximately $389 million devoted to agricultural equipment manufacturing and product related expenditures and approximately $56 million devoted to construction equipment expenditures. In 2011, our total capital expenditures were $408 million. We continually analyze the allocation of our industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about our significant manufacturing, engineering, administrative facilities, and parts depots as of December 31, 2012:

Location	Primary Functions	Approximate Covered Area(A)	Ownership Status
United States

Atlanta, GA	Parts Depot	450	Owned
Benson MN	Agricultural Sprayers, Cotton Pickers/Packagers	446	Owned/Leased
Burlington, IA	Backhoe Loaders; Fork Lift Trucks	984	Owned
Burr Ridge, IL	Technology (Engineering) Center—Administrative Offices	468	Owned
Calhoun, GA	Crawler Excavators and Dozers	328	Owned(B)
Cameron, MO	Parts Depot	500	Leased
Dallas, TX	Parts Depot	509	Owned
Fargo, ND	Tractors; Wheel Loaders	944	Owned
Goodfield, IL	Soil Management (Tillage Equipment)	418	Owned
Grand Island, NE	Combine Harvesters	1,380	Owned
Lebanon, IN	Parts Depot	1,092	Leased
Mt. Joy, IA	Engineering Center	120	Leased
Mountville, PA	Parts Depot	469	Owned
New Holland, PA	Administrative Facilities; Hay and Forage; Engineering Center	1,121	Owned
Portland, OR	Parts Depot	246	Leased
Racine, WI	Administrative Facilities; Tractor Assembly; Transmissions	1,127	Owned
San Leandro, CA	Parts Depot	232	Owned
Wichita, KS	Skid Steer Loaders	494	Owned
Italy
Cento	Parts Depot	109	Owned/Leased
Jesi	Tractors	825	Owned
Lecce	Construction Equipment; Engineering Center	1,400	Owned
Modena	Components	1,098	Owned
San Matteo	Engineering Center	550	Owned
San Mauro Torinese	Crawler Excavators	613	Owned(B)
Turin	Administrative Offices	105	Leased
France
Coex	Grape Harvesters; Engineering Center	280	Owned
Croix	Cabs	129	Owned
Etampes	Parts Depot/Administrative	242	Owned
LePlessis	Parts Depot/Administrative	847	Owned/Leased
Tracy—Le-Mont	Hydraulic Cylinders	168	Owned
United Kingdom
Basildon	Tractors; Components; Engineering Center; Administrative Facilities	1,390	Owned
Daventry	Parts Depot	562	Leased
Germany
Berlin	Graders, Engineering Center	633	Owned
Heidelberg	Parts Depot	320	Owned
Heilbronn	Administrative Facilities; Training Center	109	Owned
Brazil
Belo Horizonte	Construction Equipment; Engineering Center	758	Owned
Cuiaba	Parts Depot	210	Owned
Curitiba	Tractors; Combine Harvesters; Engineering Center	1,110	Owned
Piracicaba	Sugar Cane Harvesters	127	Owned
Sorocaba	Manufacturing; Parts Depot	1,722	Owned
Canada
Regina	Parts Depot	238	Owned
Saskatoon	Planting and Seeding Equipment; Components; Engineering Center	655	Owned
Saskatoon	Parts Dept	24	Leased
Toronto	Parts Depot	332	Owned
Belgium
Antwerp	Components	850	Leased
Zedelgem	Combine Harvesters; Hay and Forage; Engineering Center	1,708	Owned
Others
St. Marys, Australia	Office/Warehousing	232	Owned
St. Valentin, Austria	Tractors	604	Leased
New Delhi, India	Tractors; Engineering Center	881	Owned
Pithampur, India	Backhoe Loaders and Vibratory Compactors	315	Owned
Paradiso, Switzerland	Commercial, Administrative	29	Leased
Plock, Poland	Combine Harvesters; Components	1,022	Owned
Queretaro, Mexico	Components	161	Owned
Tatarstan, Russia	Tractors, Combine Harvesters	538	Owned
Madrid, Spain	Parts Depots	43	Leased
Shanghai, China	Tractors; Components	732	Leased
Amsterdam, The Netherlands	Administrative	2	Leased

(A)	-In thousands of square feet

(B)	-Consolidated joint venture

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

Capital expenditures for environmental control and compliance in 2012 were approximately $6 million and we expect to spend approximately $9 million in 2013. The U.S. Clean Air Act Amendments of 1990 and European Commission directives directly affect the operations of all of our manufacturing facilities in the United States and Europe, respectively, currently and in the future. The manufacturing processes affected include painting and coating operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which are uncertain, we anticipate that these costs are likely to increase as environmental requirements become more stringent and pervasive. We believe that these capital costs, exclusive of product-related costs, will not have a material adverse effect on our business, financial position or results of operations.

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws which impose similar liabilities, we have received inquiries for information or notices of our potential liability regarding 53 non-owned sites at which regulated materials, allegedly generated by us, were released or disposed of (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 48 of the Waste Sites, the monetary amount or extent of our liability has either been resolved; we have not been named as a potentially responsible party (“PRP”); or our liability is likely de minimis. Because estimates of remediation costs are subject to revision as more information becomes available about the nature, extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, our potential liability for remediation costs associated with the 53 Waste Sites could change, which would require us to adjust our reserves accordingly.

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

As of December 31, 2012, management estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $28 million to $80 million. Investigation, analysis and remediation of environmental sites are time consuming activities. Consequently, we expect such costs to be incurred and claims to be resolved over an extended period of time, which could exceed 30 years for some sites. As of December 31, 2012 and 2011, environmental reserves of approximately $45 million and $46 million, respectively, had been established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on our financial position or results of operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Our business depends upon general activity levels in the agricultural and construction industries. Historically, these industries have been highly cyclical. Our Equipment Operations and Financial Services operations are subject to many factors beyond our control, such as those described in “Item 3. Key Information—D. Risk Factors.”

Proposed Merger with Fiat Industrial

On November 25, 2012, Fiat Industrial and CNH entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the merger agreement provide that Fiat Industrial and CNH will each merge into NewCo. In connection with the merger, Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial ordinary share and CNH shareholders will receive 3.828 NewCo shares for each CNH common share.

At the extraordinary meeting of shareholders held on December 17, 2012, our shareholders approved the following:

•

An amendment of our Articles of Association creating a separate class of common shares B and conversion of all of the common shares held by Fiat Netherlands, representing approximately 87% of our entire issued and outstanding share capital, into common shares B.

•

A special dividend to shareholders in the amount of $10 per common share. As a result of the amendment to the Articles of Association, all of the common shares held by Fiat Netherlands were converted into common shares B. Accordingly, the cash payment of $10 per common share was only made to our shareholders other than Fiat Netherlands, as the holders of our regular common shares. We paid the dividend of approximately $305 million in December 2012.

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 87% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the applicable CNH shareholders’ meeting. The merger is expected to close during the third quarter of 2013.

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

Outlook for 2013

Demand in the agricultural and construction equipment markets is expected to be slightly positive for 2013 compared to 2012. Agricultural equipment demand is projected to be flat to up 5% on the back of firm agricultural commodity prices. Demand for tractors is expected to be flat to up 5% due to growth in the Latin America, North America and APAC regions being partially offset by declines in the EAME & CIS region. Demand for combines is expected to be flat to up 5% primarily due to growth in the Latin America and APAC regions, partially offset by declines in the EAME & CIS region.

Construction equipment demand is expected to recover with industry retail unit sales expected to be flat to up 5% for 2013 compared to 2012. Light equipment demand is expected to be flat to up 5% with growth in the Latin America and APAC regions being partially offset by declines in the North America and EAME & CIS regions. Heavy equipment demand is expected to be flat to up 5% with growth in the Latin America and APAC regions being partially offset by declines in North America.

2012 Compared to 2011

Summary

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011	2012	2011
	(in millions)
Revenues:
Net sales	$19,427	$18,059	$19,427	$18,059	$—	$—
Finance and interest income	1,020	1,126	148	172	1,307	1,387

	20,447	19,185	19,575	18,231	1,307	1,387

Costs and Expenses:
Cost of goods sold	15,566	14,626	15,566	14,626	—	—
Selling, general and administrative	1,810	1,843	1,535	1,442	275	401
Research, development and engineering	652	526	652	526	—	—
Restructuring	2	—	2	—	—	—
Interest expense	675	786	330	386	482	547
Interest compensation to Financial Services	—	—	298	286	—	—
Other, net	290	253	172	140	118	113

Total	18,995	18,034	18,555	17,406	875	1,061

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,452	1,151	1,020	825	432	326
Income tax provision	423	343	279	230	144	113
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	13	12	301	225	13	12
Equipment Operations	91	104	91	104	—	—

Net income	1,133	924	1,133	924	301	225
Net loss attributable to noncontrolling interests	(9)	(15)	(9)	(15)

Net income attributable to CNH Global N.V.	$1,142	$939	$1,142	$939	$301	$225

Consolidated net income attributable to CNH in 2012 was $1,142 million, or $4.68 per share diluted ($4.68 basic earnings per share), compared with $939 million, or $3.91 per share diluted ($3.92 basic earnings per share), in 2011.

Consolidated revenues were $20,447 million in 2012, an increase of 6.6% as compared to $19,185 million in 2011. Net sales were $19,427 million in 2012, an increase of 7.6% as compared to $18,059 million in 2011. The increase in net sales was primarily driven by an increase in agricultural equipment revenues of $1,474 million, partially offset by a decrease in construction equipment revenues of $106 million. Total Financial Services revenues were $1,307 million, a decrease of 5.8% as compared to $1,387 million in 2011.

Equipment Operations had an operating profit of $1,674 million in 2012, an increase of 14.3% as compared to $1,465 million in 2011. The increase was primarily attributable to improved volume and mix and net pricing, partially offset by higher production costs, higher selling, general and administrative costs, and higher research and development costs.

Financial Services net income was $301 million in 2012, an increase of 33.8% as compared to $225 million in 2011. The increase was primarily due to a higher average portfolio and lower provision for credit losses, partially offset by a higher provision for income taxes.

Effective December 31, 2012 the initial term of our global alliance with KCM and KSL expired and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we will continue to manufacture excavators, based on current Kobelco technology, in our plants and purchase select models of whole goods from KCM as well as component parts until at least December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and recognized a loss of approximately $35 million. We will also “unwind” our co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS expired on December 31, 2012 and such restrictions in APAC are expected to terminate not later than June 30, 2013.

Consolidated Revenues

Total consolidated revenues were $20,447 million in 2012, an increase of $1,262 million, or 6.6%, from 2011. The increase was primarily due to higher volume and mix of $1,581 million as well as net pricing of $566 million on equipment sales. Partially offsetting the increase in revenues was the negative impact of foreign currency fluctuations of $810 million and a decrease in finance and interest income of $106 million primarily due to a decrease in benchmark interest rates, partially offset by a higher average portfolio.

Net sales increased in all regions in 2012 compared to 2011. The geographical distribution of net sales during 2012 was 44% North America, 31% EAME & CIS, 15% Latin America, and 10% APAC markets.

Equipment net sales during 2012 were 81% agricultural equipment and 19% construction equipment, compared to 79% agricultural equipment and 21% construction equipment in 2011. A summary of equipment sales by segment and geographic region is as follows ($ in millions):

	Total	North America	EAME & CIS	Latin America	APAC
2012
Agricultural equipment	$15,657	$6,972	$5,234	$1,937	$1,514
Construction equipment	3,770	1,609	804	975	382

Total net sales	$19,427	$8,581	$6,038	$2,912	$1,896

	Total	North America	EAME & CIS	Latin America	APAC
2011
Agricultural equipment	$14,183	$6,067	$4,907	$1,835	$1,374
Construction equipment	3,876	1,447	903	1,071	455

Total net sales	$18,059	$7,514	$5,810	$2,906	$1,829

	Total	North America	EAME & CIS	Latin America	APAC
Percentage change
Agricultural equipment	10%	15%	7%	6%	10%
Construction equipment	-3%	11%	-11%	-9%	-16%
Total net sales	8%	14%	4%	0%	4%

	Total	North America	EAME & CIS	Latin America	APAC
Unfavorable impact of currency
Agricultural equipment	-4%	0%	-6%	-15%	-3%
Construction equipment	-5%	0%	-5%	-11%	-3%
Total net sales	-4%	0%	-6%	-14%	-3%

Agricultural equipment sales increased $1,474 million, or 10.4%, to $15,657 million. Excluding the negative impact of foreign currency fluctuations, agricultural equipment sales increased 14.8% and were favorable in all geographic regions. The increase in revenues was primarily driven by volume and mix ($1,577 million) and pricing ($477 million).

Worldwide tractor and combine industry sales were flat and up 3%, respectively, relative to 2011. Industry tractor sales were up in North American and Latin America but down in the EAME & CIS and APAC regions, while industry combine sales were up in the EAME & CIS and Latin America regions but down in the APAC and North America regions. Our worldwide market share for both tractors and combines was in line with the market during 2012. For tractors, our market share was down in the Latin America region but in line with the market in all other regions. For combines, our market share was up in the APAC region, and in line with the market in all other regions.

Construction equipment sales decreased $106 million, or 2.7%, to $3,770 million. Excluding the negative impact of foreign currency fluctuations, construction equipment sales increased 2.1%. On a constant currency basis, construction equipment sales were favorable in the North America and Latin America regions but unfavorable in the APAC and EAME & CIS regions. The increase in revenues was primarily driven by pricing ($89 million).

Worldwide heavy and light construction equipment industry sales were down 18% and up 8%, respectively, from the prior year. Industry heavy construction equipment sales were down significantly in the APAC and Latin America regions but increased in the North America and EAME & CIS regions. Industry light construction equipment sales were up in all regions except for the APAC region where they decreased slightly. Our worldwide market share was in line with the market for both heavy and light construction equipment. For heavy construction equipment, our market share was in line with the market except in the Latin America region where it increased slightly. For light construction equipment, our market share was up in the Latin America but down in the North America region.

Costs and Expenses – Equipment Operations

The table below represents certain costs and expenses that are more appropriately analyzed as part of the Equipment Operations supplemental disclosures. Other costs and expenses are analyzed later in this discussion either as part of the Financial Services analysis or on a consolidated basis.

	2012		2011		Increase (Decrease) in 2012 vs. 2011	2012 vs. 2011% Change
	(in millions, except percents)
Net sales	$19,427	100.0%	$18,059	100.0%	$1,368	7.6%
Cost of goods sold	15,566	80.1%	14,626	81.0%	940	6.4%

Gross profit	3,861	19.9%	3,433	19.0%	428	12.5%

Selling, general and administrative	1,535	7.9%	1,442	8.0%	93	6.4%
Research and development	652	3.4%	526	2.9%	126	24.0%

Operating profit	1,674	8.6%	1,465	8.1%	209	14.3%

Restructuring	2	0.0%	—	—	2	N/A
Interest expense	330	1.7%	386	2.1%	(56)	(14.5)%
Interest compensation to Financial Services	298	1.5%	286	1.6%	12	4.2%
Other, net	172	0.9%	140	0.8%	32	22.9%

Gross Profit and Margin – Equipment Operations

	2012		2011		Increase (Decrease) in 2012 vs. 2011	2012 vs. 2011 Change
	(in millions, except percents)
Agricultural equipment	$3,359	21.5%	$2,904	20.5%	455	1.0	pts
Construction equipment	502	13.3%	529	13.6%	(27)	(0.3	) pts

Total Equipment Operations gross profit	$3,861	19.9%	$3,433	19.0%	428	0.9	pts

Agricultural equipment gross profit increased due to net pricing improvements ($504 million) and higher volume and better product mix ($330 million). Partially offsetting the increases in gross profit were the negative impact of foreign currency translation and higher production costs. Volume and mix improvements were primarily driven by overall industry growth for both tractors and combines, and an improved mix towards larger horsepower tractors and combines.

Construction equipment gross profit decreased primarily due to the negative impact of foreign currency translation, partially offset by net pricing improvements.

Selling, general and administrative – Equipment Operations

Selling, general and administrative expenses increased in 2012 compared to 2011, but decreased as a percentage of sales. The increase was primarily due to increased labor costs (including variable compensation) and advertising and promotional activities in response to the growth in our agricultural and construction equipment businesses. Additionally we increased spending on information systems. Currency fluctuations had a favorable impact of approximately 5.4%, primarily as a result of a weakening Brazilian real and euro.

Research and development – Equipment Operations

Research and development costs increased in 2012 due to the continued investment in new products, including Tier 4/Stage IIIB engine development.

Restructuring – Equipment Operations

We incurred restructuring costs of $2 million in 2012 primarily related to ongoing costs associated with process of moving production activities from the Company’s construction equipment facility in Imola, Italy to other Company facilities, which we previously announced in 2009. No new significant restructuring actions were taken in 2012 or 2011.

Interest Expense – Equipment Operations

Interest expense is analyzed on a consolidated basis.

Interest compensation to Financial Services – Equipment Operations

This component of Equipment Operations’ results is an intercompany charge by Financial Services to Equipment Operations, which is eliminated at the consolidated level. Equipment Operations provides “interest-free” floor plan financing and extended payment terms to our dealers (primarily in North America and in Europe) to support wholesale sales of equipment. Financial Services finances these receivables, manages the credit exposure, controls losses and provides funding. Financial Services receives interest compensation from Equipment Operations for the cost of this financing offered to our dealers.

Interest compensation to Financial Services remained consistent with the prior year as a percentage of net sales.

Other, net – Equipment Operations

The increase in other, net was primarily the result of the loss ($35 million) recognized due to the sale of the Company’s equity investment in KCM in 2012 and a gain recognized in the prior year related to the purchase of the remaining equity of L&T ($34 million), partially offset by lower foreign exchange losses ($30 million) and a decrease in pension and other postemployment costs related to former employees ($7 million).

Equity in income of unconsolidated subsidiaries and affiliates – Equipment Operations

Equity income of unconsolidated equipment operations subsidiaries and affiliates decreased $13 million primarily due to lower income from our investments in Turk Traktor (our joint venture in Turkey) and Al Ghazi (our joint venture in Pakistan).

Overview of Financial Services’ Results

	2012		2011		Increase (Decrease) in 2012 vs. 2011	2012 vs. 2011 % Change
	(in millions, except percents)
Finance and interest income	$1,307	100.0%	$1,387	100.0%	$(80)	(5.8)%

Selling, general and administrative	275	21.0%	401	28.9%	(126)	(31.4)%
Interest expense	482	36.9%	547	39.4%	(65)	(11.9)%
Other, net	118	9.0%	113	8.1%	5	4.4%

Total expenses	$875	66.9%	$1,061	76.5%	(186)	(17.5)%

On-book asset portfolio at December 31	$16,539		$14,636		1,903	13.0%
Managed asset portfolio at December 31	$18,884		$17,089		1,795	10.5%

Finance and interest income – Financial Services

The decrease in finance and interest income was caused primarily by a decrease in interest revenue ($83 million). While the portfolio increased due to growth in sales of both agricultural and construction equipment, yield on the portfolio declined due to declining benchmark rates.

Selling, general and administrative – Financial Services

Selling, general and administrative expenses improved compared to the prior year primarily driven by decreases in loss provisions ($106 million) and general and administrative costs ($20 million). The decrease in loss provisions was primarily the result of a reduction in loss rates.

For our managed portfolio, the percentages for delinquencies greater than 30 days and net credit losses were as follows:

	2012		2011
	Delinquencies	Losses	Delinquencies	Losses
North America	0.48%	0.27%	0.75%	0.44%
EAME & CIS	2.47%	0.26%	3.21%	0.85%
Latin America	4.71%	0.29%	7.83%	12.32%
APAC	0.54%	1.38%	1.24%	0.46%

Total	1.38%	0.34%	2.16%	2.16%

The lower level of delinquencies and losses in all regions as of December 31, 2012, was primarily due to strong collection efforts. In 2011, the losses for Latin America included a $300 million write-off of certain accounts related to the retail agriculture equipment loan portfolio. See Note 3: Accounts and Notes Receivable to our consolidated financial statements for the year ended December 31, 2012 for further information on the Brazil retail agricultural equipment loan portfolio.

Consolidated interest expense

The decrease in interest expense was primarily due to lower funding costs incurred by Financial Services as a result of declining interest rates, partially offset by a higher level of average debt outstanding compared to the prior year. On October 18, 2012, Financial Services completed an offering of $750 million in aggregate principal amount of its 3.875% unsecured notes due 2015, issued at par.

Consolidated income tax provision

	2012	2011
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,452	$1,151
Income tax provision	$423	$343
Effective tax rate	29.1%	29.8%

The decrease in the effective tax rate from 2011 to 2012 was primarily due to the geographic mix of earnings in 2012. We expect a normalized effective tax rate of 31% to 34% in 2013.

See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2012 for additional information on our income tax provision.

2011 Compared to 2010

Summary

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

The lower level of delinquencies in North America, EAME & CIS, and APAC as of December 31, 2011, was primarily due to collections. The decline in delinquencies and increased losses for Latin America relate to the $300 million write-off of certain accounts related to the retail agriculture equipment loan portfolio. See “Note 3: Accounts and Notes Receivable” to our consolidated financial statements for the year ended December 31, 2011 for further information on the Brazil retail agricultural equipment loan portfolio.

Consolidated interest expense

The decrease in interest expense was primarily due to lower funding costs incurred by Financial Services as a result of declining interest rates and a $22 million loss recognized in the prior year due to the retirement in July 2010 of $500 million of notes due in 2014, partially offset by a higher level of average debt outstanding compared to the prior year.

Consolidated income tax provision

	2011	2010
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,151	$416
Income tax provision	$343	$77
Effective tax rate	29.8%	18.5%

The increase in the effective tax rate from 2010 to 2011 was primarily due to the geographic mix of earnings in 2011. For 2010, certain tax examinations were settled and deferred tax valuation allowances were released in certain jurisdictions.

See “Note 10: Income Taxes” to our consolidated financial statements included in this annual report on Form 20-F for additional information on our income tax provision.

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

Allowance for Credit Losses

The allowance for credit losses is the Company’s estimate of probable losses on receivables owned by us and consists of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which we have determined we will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The allowance for wholesale credit losses is based on loss forecast models that consider the same factors as the retail models plus dealer risk ratings. The loss forecast models are updated on a quarterly basis. In addition, qualitative factors that are not fully captured in the loss forecast models, including industry trends, and macroeconomic factors are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

The total allowance for credit losses at December 31, 2012, 2011 and 2010 was $448 million, $405 million and $595 million, respectively. Management’s ongoing evaluation of the adequacy of the allowance for credit losses takes into consideration historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current economic conditions.

While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that, in the future, changes in economic conditions or other factors will not cause changes in the financial condition of our customers. If the financial condition of some of our customers deteriorates, the timing and level of payments received could be impacted and, therefore, could result in an increase in losses on the current portfolio.

Equipment on Operating Lease Residual Values

Our Financial Services segment purchases equipment from our dealers and other independent third parties and leases such equipment to retail customers under operating leases. Income from these operating leases is recognized over the term of the lease. Our decision on whether or not to offer lease financing to customers is based, in part, upon estimated residual values of the leased equipment, which are estimated at the lease inception date and periodically updated. Realization of the residual values, a component in the profitability of a lease transaction, is dependent on our ability to market the equipment at lease termination under the then prevailing market conditions. Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes. Although realization is not assured, management believes that the estimated residual values are realizable.

Total operating lease residual values at December 31, 2012, 2011, and 2010 were $614 million, $504 million, and $461 million, respectively.

Estimates used in determining end-of-lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10% from our present estimates, the total impact would be to increase our depreciation expense on equipment on operating leases by approximately $61 million. This amount would be charged to depreciation expense during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to four years.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2012 and 2011, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

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

We determine the fair value of our reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process. Under the market approach, we estimate the fair value of the Agricultural and Construction Equipment reporting units using revenue and EBITDA multiples, and estimate the fair value of the Financial Services reporting unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2012, the estimated fair value of our Agricultural Equipment and Financial Services reporting units and indefinite-lived intangible assets substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 14%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to decline in market demand for construction equipment, particularly in emerging markets and Europe.

The sum of the fair values of our reporting units was in excess of our market capitalization. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

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

The sales allowance accruals at December 31, 2012, 2011, and 2010 were $1,137 million, $1,029 million, and $774 million, respectively.

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

The product warranty accruals at December 31, 2012, 2011, and 2010 were $474 million, $404 million, and $350 million, respectively.

See “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2012 for further information on our accounting practices and recorded obligations related to modification programs and warranty costs.

Defined Benefit Pension and Other Postretirement Obligations

As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2012, we sponsor pension and other retirement plans in various countries. We actuarially determine these pension and other postretirement costs and obligations using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and health care cost trend rates, as determined by us within certain guidelines. Actual experiences different from those assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postretirement benefit plans, we recognize net gain or loss as a component of our pension and other retirement plans’ expense for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary defined benefit pension and other postretirement benefit actuarial assumptions on pension and other postretirement benefit obligations and expense:

	2013 Benefit Cost (income)/expense		Year End Benefit Obligation increase/(decrease)
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(18)	$22	$(335)	$407
Expected long-term rate of return on plan assets	(22)	22	N/A	N/A
Other postretirement benefits:
Assumed discount rate	(14)	16	(121)	148
Assumed health care cost trend rate (initial and ultimate)	30	(23)	151	(114)

Tax Contingencies

We are periodically subject to audits of our various income tax returns by taxing authorities. These audits review tax filing positions, including the allocation of income among our tax jurisdictions. Some of our tax positions could be challenged by the taxing authorities. The estimate of our tax contingencies requires the use of judgment to estimate the exposure associated with our various tax filing positions. Although management believes that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to gains or losses that could be material. An unfavorable tax settlement would likely require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may also require the use of cash but would reduce our effective income tax rate in the period of resolution. See “Note 10: Income Taxes” to our consolidated financial statements for the year ended December 31, 2012 for further information on our accounting for uncertain tax positions.

New Accounting Pronouncements Adopted

Troubled debt restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for us on January 1, 2011. For further information see “Note 3: Accounts and Notes Receivable”, to our consolidated financial statements for the year ended December 31, 2012.

Comprehensive income

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The standard initially required that reclassification adjustments from other comprehensive income be measured and presented by income statement line item on the face of the statement of operations. In December 2011, however, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05.” This standard defers the requirement to present components of reclassifications of other comprehensive income on the face of the statement of operations. We adopted these standards by consecutively presenting the consolidated statements of operations and the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010.

Fair value

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 clarifies existing fair value measurement concepts and continues the convergence towards a uniform framework for applying fair value measurement principles. This standard requires additional disclosures for fair value measurements, primarily Level 3 measurements. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied prospectively. The adoption of this standard did not have a material impact on our consolidated financial statements or footnote disclosures.

New Accounting Pronouncements Not Yet Adopted

Accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Adoption of this standard is required in our 2013 consolidated financial statements and footnote disclosures and will not have a material impact.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2013. See “Sources of Funding—Funding Policy” below for more information regarding our funding strategy. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flows

During the year ended December 31, 2012, consolidated cash and cash equivalents decreased by $47 million as an increase in retail receivables and expenditures for property, plant and equipment and equipment on operating leases were partially offset by positive operating cash flows and a net increase in debt. Cash and cash equivalents at Equipment Operations decreased by $424 million, while cash and cash equivalents at Financial Services increased by $377 million.

Cash Flows from Operating Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in millions)
Equipment Operations	$979	$1,097	$1,811
Financial Services	278	(18)	(12)
Eliminations	(72)	(85)	(397)

Consolidated	$1,185	$994	$1,402

Equipment Operations generated $979 million of cash flows from operations in 2012, primarily due to net income of $1,133 million partially offset by cash used to fund working capital requirements to meet market demand. The decrease in cash flows from operating activities in 2012 compared to 2011 was primarily related to a decrease of $140 million in cash from working capital in 2012.

The generation of cash from operating activities at Financial Services in 2012 resulted primarily from net income of $301 million adjusted for non-cash depreciation and amortization of $126 million, partially offset by a net change in operating assets and liabilities of $191 million driven by a cash reduction from increases in accounts receivable.

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

Cash Flows from Investing Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in millions)
Equipment Operations	$(566)	$(2,884)	$168
Financial Services	(1,506)	(666)	(234)
Eliminations	70	—	20

Consolidated	$(2,002)	$(3,550)	$(46)

Cash flow used by investing activities at Equipment Operations in 2012 was primarily attributable to capital expenditures of $556 million primarily used to support new product launches, including interim and final Tier 4 emissions compliant equipment, and investments in new manufacturing sites. We expect capital expenditures for 2013 to be in excess of $600 million. The decrease in cash from investing activities in 2012 compared to 2011 was primarily due to $2,395 million in deposits in Fiat Industrial subsidiaries’ cash management pools in 2011, compared to withdrawals from Fiat Industrial subsidiaries’ cash management pools of $32 million in 2012. As at December 31, 2010, CNH had approximately $3.6 billion in cash and cash equivalents, compared to approximately $2.1 billion in cash and cash equivalents as of December 31, 2011. The amount as of December 31, 2010 included approximately $2 billion of funds which would have historically been deposited with the relevant cash management pools managed by Fiat treasury subsidiaries in the U.S. and in Europe. In anticipation of the demerger, at the end of 2010, these funds were deposited with primary financial institutions in Europe and the U.S. for a short-term period. In the month of January 2011, these funds were deposited with the applicable Fiat Industrial subsidiaries’ cash management pools.

Cash flow used by investing activities at Financial Services in 2012 was a result of $6,361 million of additions to retail receivables and $469 million in expenditures for equipment on operating leases, partially offset by cash generated from the $5,092 million of collections of retail receivables and $251 million proceeds from the sale of equipment on operating leases. Cash flow used by investing activities at Financial Services increased by $840 million in 2012 compared to 2011 primarily due to activities in retail receivables.

Cash flow used by investing activities at Equipment Operations in 2011 was primarily attributable to deposits of $2,395 million cash in Fiat Industrial subsidiaries’ cash management pools and capital expenditures of $408 million. The decrease in cash from investing activities in 2011 compared to 2010 was primarily due to $2,395 million in deposits in Fiat Industrial subsidiaries’ cash management pools in 2011, compared to withdrawals from Fiat subsidiaries’ cash management pools of $481 million in 2010.

Cash flow used by investing activities at Financial Services in 2011 was a result of $5,582 million of additions to retail receivables and $394 million in expenditures for equipment on operating leases, partially offset by cash generated from the $5,106 million of collections of retail receivables and $241 million proceeds from sale of equipment on operating leases. Cash flow used by investing activities at Financial Services increased by $432 million in 2011 compared to 2010 primarily due to the activities in retail receivables.

Cash provided by investing activities at Equipment Operations in 2010 resulted from withdrawals from Fiat subsidiaries’ cash management pools of $481 million, partially offset by capital expenditures of $301 million.

Cash flow used by investing activities at Financial Services in 2010 resulted from $365 million in expenditures for equipment on operating leases and a $219 million increase in restricted cash, partially offset by net collections of retail receivables of $77 million and proceeds from the sale of equipment on operating lease of $270 million.

Cash Flows from Financing Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in millions)
Equipment Operations	$(817)	$152	$626
Financial Services	1,619	832	(57)
Eliminations	2	85	377

Consolidated	$804	$1,069	$946

Cash used by financing activities at Equipment Operations in 2012 primarily resulted from $616 million cash used from payments of intersegment borrowings to Financial Services and from the $259 million special dividend paid to the CNH minority shareholders (net of withholding taxes), as part of the merger agreement with Fiat Industrial. We also appropriated retained earnings of $2.1 billion as the special dividend paid to the CNH minority shareholders will also be paid to Fiat Industrial if the merger agreement is terminated. The increase of cash used by financing activities in 2012 compared to 2011 was due to the higher payment of intersegment notes and the payment of the special dividend in 2012.

Cash flows provided by financing activities for Financial Services in 2012 were attributable to net proceeds of $1,555 million from long-term borrowings and net proceeds of $616 million from intersegment borrowings from Equipment Operations, partially offset by a net decrease in short-term borrowings of $520 million. The increase in cash flows provided by financing activities at Financial Services in 2012 as compared to 2011 was due to the proceeds from intersegment borrowings.

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

Sources of Funding

Funding Policy

Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources. These sources include U.S. and international capital markets, commercial bank lines, and the funding of Financial Services with a combination of receivables securitizations, unsecured borrowings, committed asset-backed facilities financing, and other transactions.

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

•

To the extent funding needs of Equipment Operations are determined to be of a longer-term nature, we may access public medium- and long-term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. We expect securitizations to continue to represent a substantial portion of our capital structure. However, we will further diversify our funding sources and expand our investor base within Financial Services to create a stand-alone funding profile and achieve investment grade credit ratings. We will continue to look at the public ABS market as an important source of funding in North America and Australia. In addition to our current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities, and unsecured and secured borrowings, we expect changes to our funding profile as costs and terms of accessing the unsecured term market improve. In addition to offering unsecured notes and to accessing unsecured committed bank facilities, Financial Services will continue to evaluate financing alternatives to further diversify its funding base. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks.

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

Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our unsecured debt ratings. As of February 7, 2013, our long-term unsecured debt was rated BB+ by S&P; Ba2 by Moody’s; and BBB Low by DBRS. Fiat Industrial’s long-term unsecured debt was rated BB+ by S&P and Ba1 by Moody’s. All of the ratings have a stable outlook. A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Debt ratings are influenced by a number of factors, including, among others: our parent company’s ratings, financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our debt ratings, thus increasing the cost, and limiting the availability, of unsecured financing.

Consolidated Debt

As of December 31, 2012, and 2011, our consolidated debt was as detailed in the table below:

	Consolidated		Equipment Operations		Financial Services
	2012	2011	2012	2011	2012	2011
	(in millions)
Long-term debt excluding current maturities	$10,134	$8,626	$2,652	$3,572	$8,590	$6,251
Current maturities of long-term debt	4,132	4,412	1,275	682	2,857	3,730
Short-term debt	3,797	4,072	361	239	5,358	5,322

Total debt	$18,063	$17,110	$4,288	$4,493	$16,805	$15,303

On December 31, 2012, our outstanding consolidated debt with Fiat Industrial and its subsidiaries was $357 million, or 2.0% of our consolidated debt, compared to $639 million or 3.7% as of December 31, 2011. The reduction was mainly due to Financial Services repaying part of its debt from Fiat Industrial.

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

The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2012 and 2011 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measures that we believe to be most directly comparable, are shown below:

	Consolidated		Equipment Operations		Financial Services
	2012	2011	2012	2011	2012	2011
	(in millions, except percentages)
Total debt	$18,063	$17,110	$4,288	$4,493	$16,805	$15,303
Less:
Cash and cash equivalents	2,008	2,055	827	1,251	1,181	804
Deposits with Fiat Industrial	4,232	4,116	4,005	3,980	227	136
Intersegment notes receivables	—	—	2,476	1,993	554	693

Net debt (cash)	11,823	10,939	(3,020)	(2,731)	14,843	13,670
Total equity	8,634	7,924	8,633	7,923	2,319	2,046

Net capitalization	$20,457	$18,863	$5,613	$5,192	$17,162	$15,716

Net debt (cash) to net capitalization	58%	58%	(54)%	(53)%	86%	87%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Consolidated		Equipment Operations		Financial Services
	2012	2011	2012	2011	2012	2011
	(in millions, except percentages)
Total debt	$18,063	$17,110	$4,288	$4,493	$16,805	$15,303
Total equity	8,634	7,924	8,633	7,923	2,319	2,046

Total capitalization	$26,697	$25,034	$12,921	$12,416	$19,124	$17,349

Total debt to total capitalization	68%	68%	33%	36%	88%	88%

The improvement in the Net Cash position of Equipment Operations in 2012, compared to 2011, mainly reflects increased profitability and positive cash flow from operations.

The increase in Financial Services Net Debt in 2012 reflected higher managed receivables portfolios.

Long term debt

As of December 31, 2012, our consolidated long-term debt was $14.3 billion, including $4.1 billion of current maturities, compared to $13.0 billion and $4.4 billion, respectively, as of December 31, 2011.

Equipment Operations long-term debt as of December 31, 2012 was $3.9 billion, including $1.3 million of current maturities, and consisted of $2.8 billion of bonds ($1.0 billion of which is maturing in September of 2013), $0.6 billion intersegment debt, $0.4 billion borrowing under credit facilities, and $0.1 billion other debt.

As of December 31, 2012, Financial Services’ long-term debt was $11.4 billion, including $2.9 billion of current maturities, and consisted of $6.5 billion of asset-backed debt, $1.7 billion of asset-backed facilities, $1.3 billion of unsecured bonds, $1.1 billion drawn from the credit facility sponsored by BNDES in Brazil, $0.6 billion intersegment notes and $0.2 billion other debt.

A more detailed description of our long-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012.

Short Term Debt

As of December 31, 2012, our consolidated short-term debt was $3.8 billion, compared to $4.1 billion as of the end of 2011.

Equipment Operations’ short-term debt as of December 31, 2012 was $361 million and consisted of $95 million debt owed to Fiat Industrial subsidiaries, $50 million advances under credit facilities and $216 million other short-term debt.

As of December 31, 2012, Financial Services’ short-term debt was $5.4 billion, including $2.2 billion financed by asset-backed facilities, $2.0 billion intersegment notes, $0.9 billion drawn under various third party credit facilities, and $0.3 billion other short-term debt.

A more detailed description of our short-term debt is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012.

Credit Facilities

As of December 31, 2012, we had approximately $4.4 billion available under our $11.1 billion total lines of credit, including $5.4 billion asset-backed facilities, $2.0 billion credit lines with Fiat Industrial, $1.1 billion credit facilities with BNDES in Brazil and $2.6 billion credit facilities with various third parties.

Of the total $6.7 billion drawn under such lines, $3.4 billion was classified as short term debt, $0.9 billion was classified as current maturities of long-term debt and $2.4 billion was classified as long-term debt.

A more detailed description of our credit facilities is provided under “Note 9: Credit Facilities and Debt” to our consolidated financial statements for the year ended December 31, 2012.

Cash and cash equivalents, Deposits with Fiat Industrial and Intersegment notes receivable

Cash and cash equivalents were $2.0 billion as of December 31, 2012, compared to $2.1 billion as of December 31, 2011. The following table shows cash and cash equivalents, together with additional information on deposits with Fiat Industrial and intersegment notes receivable, which together contribute to our definition of Net Debt as of December 31, 2012 and 2011.

	Consolidated		Equipment Operations		Financial Services
	2012	2011	2012	2011	2012	2011
	(in millions)
Cash and cash equivalents	$2,008	$2,055	$827	$1,251	$1,181	$804

Deposits with Fiat Industrial	$4,232	$4,116	$4,005	$3,980	$227	$136

Intersegment notes receivable:
Current	$—	$—	$1,922	$1,394	$—	$95
Long-term	—	—	554	599	554	598

Total intersegment notes receivables	$—	$—	$2,476	$1,993	$554	$693

The amount of deposits with Fiat Industrial and cash and cash equivalents held by us on a consolidated basis fluctuates daily. The ratio of cash and cash equivalents to deposits with Fiat Industrial also varies, as a function of the cash flows of our subsidiaries that participate in the various cash pooling systems managed by Fiat Industrial worldwide.

At December 31, 2012, we had approximately $ 4.2 billion of cash deposited in the Fiat Industrial treasury subsidiaries’ cash management pools, compared with $4.1 billion at the end of 2011. The total amount deposited in the Fiat Industrial treasury subsidiaries’ cash management pools as of December 31, 2012, included $ 1.8 billion deposited by our subsidiaries in the United States and in Canada and $ 2.4 billion deposited by certain of our European, Australian, and South American subsidiaries.

Securitization

As part of our overall funding strategy, we periodically transfer certain receivables into VIEs that are special purpose entities (“SPEs”) as part of our asset-backed securitization programs.

SPEs utilized in the securitization programs differ from other entities included in our consolidated financial statements because the assets they hold are legally isolated from our assets. For bankruptcy analysis purposes, we have sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs’ creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. Our interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay our creditors until all obligations of the SPE have been fulfilled.

The secured borrowings related to the restricted receivables are obligations that are payable as the receivables are collected.

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2012 and 2011:

	Restricted Receivables		Off-Book Receivables		Retained Interests
	2012	2011	2012	2011	2012	2011
	(in millions)
North America retail note receivables	$6,397	$5,501	$47	$108	$9	$18
Australia retail note receivables	884	932	—	—	—	—
North America wholesale receivables	3,176	2,884	—	—	—	—
Europe wholesale receivables	1,291	1,193	—	2	—	—
Australia wholesale receivables	134	101	—	—	—	—
North America commercial revolving account receivables	—	181	—	—	—	—

Total	$11,882	$10,792	$47	$110	$9	$18

Retail Receivables Securitizations

Within the U.S. retail receivable securitization programs, qualifying retail receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these SPEs establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the trusts. These trusts were determined to be VIEs and, consequently, we have consolidated these retail trusts. In our role as servicer, we have the power to direct the trusts’ activities. Through our retained interests, we have an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

During the years ended December 31, 2012 and 2011, we executed $3.8 billion and $3.5 billion in retail asset-backed transactions, respectively, in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through our dealer network. At December 31, 2012, $6.3 billion of asset-backed securities issued to investors were outstanding with a weighted average remaining maturity between 23 and 39 months. At December 31, 2011, $5.7 billion of asset-backed securities issued to investors were outstanding with a weighted average remaining maturity between 25 and 37 months.

We may retain all or a portion of the subordinated interests in the SPEs. No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to us, although we provide customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, we do not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by us, in our role as servicer.

We also have $2.4 billion in committed asset-backed facilities through which we may sell on a monthly basis retail receivables generated by Financial Services in the U.S., Canada and Australia. We have utilized these facilities in the past to fund the origination of receivables and have later repurchased and resold the receivables in the term ABS markets or found alternative financing for the receivables. We believe that it is probable that we will continue to regularly utilize ABS markets. The U.S. and Canadian facilities had an original funding term of two years and are renewable in September 2014 and December 2014, respectively. To the extent these facilities are not renewed, they will be repaid according to the amortization of the underlying receivables.

Three private retail transactions totaling $47 million and $108 million were not included in our consolidated balance sheets as of December 31, 2012 and 2011, respectively.

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, we sell eligible receivables on a revolving basis, to structured master trust facilities which are limited purpose, bankruptcy-remote SPEs. As of December 31, 2012, debt issued through the U.S. master trust facility consists of four facilities renewable at the discretion of the purchasers; $200 million renewable March 2013, $900 million renewable April 2013, $250 million renewable July 2013, and $200 million senior and related subordinate renewable November 2013.

The Canadian master trust facility consists of a C$586 million ($588 million) facility renewable December 2014 at the discretion of the investor.

The Australian master trust facility consists of a 364-day A$250 million ($208 million) facility renewable December 2013 at the discretion of the investor.

On August 2, 2012, CNH Financial Services S.A.S. and CNH Capital UK Limited entered into a €400 million ($528 million) and £80 million ($106 million) revolving financing arrangement. The agreement allows for CNH Financial Services S.A.S. to assign directly to the facility all dealer receivables (current and future) for a period of three years with the ability to extend the facility for one or two consecutive periods of one year. The facility contains a minimum rate of over-collateralization which is in the form of subordinate notes.

These trusts were determined to be VIEs and consequently, we have consolidated these wholesale trusts. Our involvement with the securitization trusts includes servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and holding cash reserve accounts. The seller’s interest in the trusts represent our undivided interest in the receivables transferred to the trust. We maintain cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitization trusts have no recourse beyond our retained interests for failure of debtors to pay when due. Our retained interests are subordinate to investors’ interests.

Each of the facilities contains minimum payment rate thresholds which, if breached, could preclude us from selling additional receivables originated on a prospective basis.

We also utilize various factoring programs for revolving sales to third party factors of wholesale receivables originated in Europe.

Commercial Revolving Account Securitizations

During 2011, through a trust we securitized originated commercial revolving account receivables. The committed asset-backed facility had an original two-year term which expired in October 2012, at which point all debt was paid in full.

Pension and Other Postretirement Benefits

Pension Benefit Obligations

Plan assets are primarily held in trusts and invested to provide for current and future pension benefits. Plan assets primarily consist of investments in equity securities, debt securities, and cash.

The funded status of our pension benefit obligations is the difference between our plan assets and our actuarially determined plan obligations. At December 31, 2012 and 2011, our pension plans had an underfunded status of approximately $822 million and $731 million, respectively. These amounts included pension plan obligations for plans that we are not currently required to fund of $493 million and $418 million at December 31, 2012 and 2011, respectively.

During 2012, we made a discretionary contribution of $70 million to our U.S. defined benefit pension plan trust. In 2013, we anticipate making a discretionary contribution of up to $70 million to the U.S. defined benefit pension plan trust. Based on projections of minimum funding requirements, we do not anticipate that any additional contributions for this plan will be required during the period 2014 through 2017. We will continue to consider making discretionary contributions to our pension and other benefit plans in the future.

During 2012, we contributed $58 million to our non-U.S. defined benefit plans and we anticipate that we will make contributions to such plans in 2013 of approximately $62 million.

Other Postretirement Benefit Obligations

These benefit obligations are currently unfunded although we continue to evaluate making discretionary contributions. At both December 31, 2012 and 2011, our other postretirement benefit obligations had an underfunded status of $1.1 billion.

During 2012 and 2011, we did not make any voluntary contributions to our postretirement benefit plans; however, we made benefit payments of $70 million and $63 million during 2012 and 2011, respectively. We anticipate that cash requirements for other postretirement employee benefits will be approximately $77 million in 2013.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2012 for additional information on pension and other postretirement benefits accounting.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $652 million, $526 million, and $451 million of research and development costs in the years ended December 31, 2012, 2011, and 2010, respectively.

Agricultural Equipment—We are marketing the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products.

Construction Equipment—For construction equipment under New Holland, we are marketing the New Holland and, through December 31, 2012, Kobelco brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and trademark.

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

Through our Case IH and New Holland brands in agricultural equipment and Case and New Holland Construction brands in construction equipment, we have a significant tradition of technological innovation in the agricultural and construction equipment industries. As of December 31, 2012, we hold over 4,625 patents and over 1,325 additional applications are pending. We believe that we are among the market leaders for the number of patents in the product classes in which we compete.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” including: “Outlook for 2013” and “2012 Compared to 2011.”

E. Off-Balance Sheet Arrangements

We disclose our off-balance sheet arrangements in the notes to our consolidated financial statements and have incorporated a discussion of our off-balance sheet arrangements into our discussion of liquidity and capital resources. Please see “Note 3: Accounts and Notes Receivable” to our consolidated financial statements for the year ended December 31, 2012 and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Securitization” for a detailed description of our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the aggregate amounts of our contractual obligations and commitments with definitive payment terms that will require significant cash outlays in the future. The commitment amounts as of December 31, 2012, are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Long-term and short-term debt	$18,063	$7,929	$5,956	$4,048	$130
Interest on fixed rate debt	1,396	356	595	380	65
Interest on floating rate debt(1)	1,711	367	680	594	70
Operating leases(2)	208	45	65	46	52
Purchase obligations	263	263	—	—	—
Tax contingencies(3)	45	45	—	—	—

Total contractual cash obligations	$21,686	$9,005	$7,296	$5,068	$317

(1)	The interest funding requirements are based on 2012 interest rates.
(2)	Minimum rental commitments.
(3)

The total amount of gross tax contingencies, including positions impacting only the timing of tax benefits was $269 million for the year ended December 31, 2012. Payment of these liabilities would result from settlements with taxing authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate beyond one year when settlement will occur with respective taxing authorities.

Other Liabilities

While our funding policy requires contributions to our defined benefit pension plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country, we do make discretionary contributions when management determines it is prudent to do so. For 2013, we anticipate making total discretionary contributions to our U.S. defined benefit pension plans of up to $70 million, and anticipate making contributions to our other defined benefit pension plans of approximately $62 million prior to consideration of any discretionary contributions.

Our other postretirement benefit plans are currently unfunded although we continue to evaluate making discretionary contributions. We are required to make contributions equal to the amount of current plan expenditures, less participant contributions. For 2013, we anticipate making contributions to our other postretirement benefit plans of approximately $77 million prior to consideration of any discretionary contributions.

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

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, our ability to consummate the pending business combination transaction with Fiat Industrial and to realize the anticipated benefits of such transaction, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our efforts to improve the profitability of our businesses depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.

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

A. Directors and Senior Management

The Board of Directors consists of twelve directors, eight of whom are independent directors as provided in the listing standards and rules of the New York Stock Exchange (“NYSE”). The directors serve for a term of one year and may stand for re-election the following year. As of February 1, 2013, our directors and certain senior managers are as set forth below:

Name	Position with CNH	Director/ Executive Officer Since
Harold D. Boyanovsky	Director	2005
Thomas J. Colligan	Director	2011
Dr. Edward A. Hiler	Director	2002

Name	Position with CNH	Director/ Executive Officer Since
Léo W. Houle	Director	2006
Dr. Rolf M. Jeker	Director	2006
Dr. Peter Kalantzis	Director	2006
John B. Lanaway	Director	2006
Kenneth Lipper	Director	1996
Sergio Marchionne	Director, Chairman of the Board	2004
Paolo Monferino	Director	2000
Jacques Theurillat	Director	2006
Richard Tobin	Director, President and Chief Executive Officer	2010
Steven C. Bierman	President, CNH Capital	2005
Pablo Di Si	Chief Financial Officer	2012
Franco Fusignani	President and Chief Executive Officer, CNH International S.A. and President, New Holland Agricultural Equipment	2006 2010
Andreas Klauser	President, Case IH Agricultural Equipment	2009
Mario Gasparri	President, Construction Equipment	2012

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

Thomas J. Colligan, Director, born on July 16, 1944, was appointed to the Board on January 6, 2011 and elected a Director on March 29, 2011. Mr. Colligan is currently a member of the Boards of Directors of Office Depot, Inc., ADT Corporation and Targus Group International, Inc. and has previously served on the boards of Schering Plough Corporation, Educational Management Corporation and Anesiva, Inc. His most recent position was as Vice Dean of the University of Pennsylvania—Wharton School’s Aresty Institute of Executive Education, where he was responsible for the non-degree executive education programs from July 2007 until his retirement in June 2010. From 2001 to 2004, Mr. Colligan was Vice Chairman of PricewaterhouseCoopers LLP (“PwC”) and served PwC in other capacities from 1969 to 2004, including 25 years as a Partner. Mr. Colligan is a Certified Public Accountant and has a degree in Accounting from Fairleigh Dickinson University.

Dr. Edward A. Hiler, Director, born on May 14, 1939, was elected a Director of CNH on May 7, 2002. Dr. Hiler served the Texas A&M University System as the Ellison Chair in International Floriculture and Professor of Horticultural Science from 2004 to 2007. He previously held the position of Vice Chancellor for Agriculture and Life Sciences and Dean of the College of Agriculture and Life Sciences. He served as Director of the Texas Agricultural Experiment Station. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of positions including professor and head of the University’s Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University System. He retired from academia in 2007. Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University, and he has served as President of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the U.S. Congress. A licensed professional engineer and recipient of numerous educational and research awards, Dr. Hiler is the author of over 100 professional publications.

Léo W. Houle, Director, born on August 24, 1947, was elected a Director of CNH on April 7, 2006. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

Dr. Rolf M. Jeker, Director, born on July 30, 1946, was elected a Director of CNH on April 7, 2006. Dr. Jeker was Executive Vice President and a member of the Group Executive Board of SGS Société Générale de Surveillance, SA, Geneva, Switzerland from May 1999 to July 2006. From June 1990 to May 1999, Dr. Jeker served as Under-Secretary and State Secretary a.i. for Foreign Economic Affairs; Chairman of Swiss Export Risk Guarantee Board and Chairman of the Swiss Investment Risk Guarantee Board. Dr. Jeker was a member of the Board of Directors of Precious Woods Holding Ltd.; Chairman of the Board of the Swiss Export Promotion Office; Chairman of the My Climate-CLIPP Foundation; and Member of the Board of the Swiss Climate Penny Foundation. Presently Dr. Jeker is Chairman of Emerging Market Services Ltd.; CEO and Vice –Chairman of AO Foundation and Chairman of Carbura. Dr. Jeker holds a Masters and Ph.D. in Economics, business and public administration from the University of St. Gall, Switzerland. Dr. Jeker is the author of various books and articles on development and finance.

Dr. Peter Kalantzis, Director, born on December 12, 1945, was elected a Director of CNH on April 7, 2006. Dr. Kalantzis has been a non-executive member of various board of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Dr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Dr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Dr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Cham, (Switzerland); Chairman of the Board of Clair Ltd., Cham; Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece); Chairman of Zuricher Goldhandel AG, Cham; and Chairman of Degussa Sonnemond Goldhandel AG, Cham. He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of Lamda Consolidated Holdings, Luxembourg; of Transbalkan Pipeline BV (Amsterdam); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Dr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

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

Sergio Marchionne, Director and Chairman of the Board, born on June 17, 1952, was appointed Director of CNH on July 22, 2004, and Chairman on April 7, 2006. He is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked as an accountant and tax specialist for Deloitte & Touche. From 1985 to 1988, he was Group Controller and then Director of Corporate Development at the Lawson Mardon Group of Toronto. In 1989 and 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Vice President of Finance and Chief Financial Officer at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Group, which was acquired by Alusuisse Lonza (Algroup) in 1994. From 1994 to 2000, he held various positions of increasing responsibility at Algroup, headquartered in Zurich, until becoming Chief Executive Officer. He then went on to head the Lonza Group Ltd, following its demerger from Algroup, first as Chief Executive Officer (2000-2001) and then as Chairman (2002). In February 2002, he became Chief Executive Officer of the SGS Group of Geneva, a world leader in the area of inspection, verification, testing and certification services. In March 2006, he was appointed Chairman of SGS Group of Geneva, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. He has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed Chief Executive Officer on June 1, 2004. In February 2005, he was also appointed Chief Executive Officer of Fiat Group Automobiles and in April 2006, Chairman of CNH. He became Chief Executive Officer of Chrysler Group LLC in June 2009 and Chairman in September 2011. In May 2010, he joined the Board of Directors of Exor. In July 2010 he was appointed Chairman of Fiat Industrial S.p.A. He is a member of the Board of Philip Morris International Inc. and President of ACEA (European Automobile Manufacturers’ Association). He is also a member of the Board of the Peterson Institute for International Economics and Chairman of the Italian Branch of the Council for the United States and Italy. He is a permanent member of the Fondazione Giovanni Agnelli. Mr. Marchionne holds a Bachelor of Arts with a major in Philosophy and a bachelor of Laws from the University of Toronto, as well as a Masters in Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). He is also a recipient of: an Honorary Doctor of Laws degree from the University of Windsor (Canada) and honorary Doctor of Business Administration from the University of Toledo (Ohio), a Master honoris causa from the CUOA Foundation (Italy), a degree in Economics honoris causa from the University of Cassino (Italy), and a degree ad honorem in Industrial Engineering and Management from Polytechnic University in Turin. Mr. Marchionne also holds the honor of Cavaliere del Lavoro.

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

Richard Tobin, Director, President and Chief Executive Officer, born on April 4, 1963, was appointed President and Chief Executive Officer on January 1, 2012 and director as of April 3, 2012. He is also a member of the Fiat Industrial Executive Council (FIEC). He served as Chief Financial Officer of CNH Global N.V. from March 8, 2010 to December 31, 2011. He joined CNH from SGS Group Geneva, Switzerland, where he was appointed Chief Financial Officer & head of Information Technology in June 2004 and prior to that was Chief Operating Officer of SGS North America. Before joining SGS, Mr. Tobin held business segment general management positions with Alcan Aluminum of Montreal Canada, the Alusuisse Lonza Group of Zurich, Switzerland, and international marketing with the GTE Corporation of Stamford, Connecticut. He holds a Bachelors of Arts and Masters of Business Administration degrees from Norwich University and Drexel University, respectively.

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

Pablo Di Si, Chief Financial Officer, born on July 23, 1969, was appointed Chief Financial Officer of CNH on December 1, 2012. He is also the Group Chief Financial Officer at Fiat Industrial S.p.A. In March 2008 he was appointed CFO and Head of Business Development for Fiat Automobiles in Latin America. Mr. Di Si joined CNH in 2005 and served in a variety of financial roles within the company in both the U.S. and Latin America. Prior to joining CNH, Mr. Di Si was employed by Kimberly-Clark from 2000 to 2005 in various positions, including Chief Financial Officer for Kimberly Clark Brazil in São Paulo, Brazil. From 1998 to 2000, Mr. Di Si served as the Manager, Latin America for Nutrition & Consumer Sector of the Monsanto Company. From 1993 to 1997 Mr. Di Si was employed by Abbott Laboratories in various Financial Planning & Analysis roles, the last of which was Senior Financial Analyst for the Asia Pacific Region. Mr. Di Si holds a Bachelor of Business Administration degree from Loyola University, an Accounting degree from Northwestern University and an Executive MBA from Thunderbird’s American Graduate School of International Management. He is also an alumnus of Harvard Business School’s Executive Advanced Management Program (AMP 180).

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

Mario Gasparri, President, Construction Equipment, born on October 1, 1960, was appointed President, Construction Equipment on April 1, 2012. He has responsibility as head of CNH’s global construction business, which includes the Case Construction and New Holland Construction brands. In September 2012 he was appointed General Manager of the CNH International Region; in August 2009 he became Vice President Agricultural Equipment Commercial Operations, CNH International; and he was Managing Director for New Holland India and the Asia Pacific markets in 2007. Between 1988 and 2006, Mr. Gasparri served in a variety of positions with Fiat. Mr. Gasparri holds a degree in Agricultural Sciences from the University of Pisa.

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

B. Compensation

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2012, excluding directors who are employees of Fiat Industrial or Fiat and are not compensated by us:

	Grant Price	Harold Boyanovsky	Thomas J. Colligan	Dr. Edward A. Hiler	Leo W. Houle	Dr. Rolf M. Jeker	Dr. Peter Kalantzis	John B. Lanaway	Kenneth Lipper	Paolo Monferino	Jacques Theurillat	Richard Tobin	Total
Salary		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$974,487	$974,487
Annual Fees		74,219	93,000	115,000	140,000	115,000	120,000	84,000	57,500	100,000	135,625		1,034,344
Special Committee Fees			170,000	120,000		120,000		25,000	140,000		140,000		715,000
Common Shares Granted
4/2/2012	$40.03		9,000					9,000			9,688		27,688
7/2/2012	$39.39		9,000					9,000			9,687		27,687
10/1/2012	$39.27		9,000					9,000					18,000
12/31/2012	$39.88							9,000					9,000
Use of Company Car		17,853		12,453	1,360				10,243			9,845	51,754
Future Remuneration:
Pension and similar benefits												169,073	169,073
Bonus:
Cash												1,060,300	1,060,300

Total		$92,072	$290,000	$247,453	$141,360	$235,000	$120,000	$145,000	$207,743	$100,000	$295,000	$2,213,705	$4,087,333

Directors eligible for compensation also may elect to have a portion of their compensation paid in stock options. See “CNH Directors’ Compensation Plan” and “Share Ownership” below. Directors who are employees of a Fiat Industrial Group company or a Fiat Group company do not receive compensation from us for their services as a director. At an extraordinary Shareholders meeting on December 17, 2012, the Company’s Shareholders approved with effect as of June 19, 2012, that each member of the Special Committee be paid $20,000 per calendar month during which the Special Committee is in existence or devoting substantial time to the matters delegated by the Board to the Special Committee for his services as a member of the Special Committee (with the Chairman of the Special Committee being entitled to additional compensation of $5,000 per month), without regard to whether the proposed transaction would be recommended by the Special Committee.

CNH Directors’ Compensation Plan

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to eligible directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the Board of CNH, provided that such members do not receive salary or other employment compensation from CNH, Fiat Industrial S.p.A., Fiat S.p.A., or their respective subsidiaries. Each quarter of the CNH Directors’ Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director. At December 31, 2012 and 2011, there were 682,747 and 690,993 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Directors eligible to receive compensation under the CNH Directors’ Plan do not receive benefits upon termination of their service as directors.

On June 24, 2012, the CNH Board of Directors established a special committee of unconflicted Directors (the “Special Committee”). The Special Committee was instructed to evaluate a proposal submitted by Fiat Industrial on May 30, 2012 pursuant to which CNH and Fiat Industrial would be merged into a newly formed Dutch subsidiary of Fiat Industrial. For their service on the Special Committee, the Board approved, subject to Shareholder approval, that each member of the Special Committee be paid $20,000 per calendar month during which the Special Committee is in existence or devoting substantial time to the matters delegated by the Board to the Special Committee for his services as a member of the Special Committee (with the Chairman of the Special Committee being entitled to additional compensation of $5,000 per month), without regard to whether the proposed transaction would be recommended by the Special Committee. At an extraordinary Shareholders meeting on December 17, 2012, CNH Shareholders approved such compensation, with effect as of June 19, 2012.

The following table reflects option activity under the CNH Directors’ Plan for the year ended December 31, 2012:

	2012
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	65,145	$34.59
Granted	8,299	39.76
Exercised	(6,168)	26.07

Outstanding at end of year	67,276	36.01

Exercisable at end of year	67,276	36.01

See “Note 17: Option and Incentive Plans” to our consolidated financial statements for the year ended December 31, 2012 for a detailed discussion of our stock option and incentive programs.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2012 was approximately $9.5 million, including $1.5 million of pension and similar benefits paid or set aside by us.

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

We are subject to, among other things, both the laws of The Netherlands and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), which became effective as of January 1, 2004, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the NYSE listing standards are also of particular significance to our corporate governance. We describe the significant differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards under “Item 16G. Corporate Governance.”

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

We currently have an Audit Committee and a Corporate Governance and Compensation Committee which are described in more detail below. During 2012, there were thirteen meetings of our Board of Directors. Attendance at these meetings was 93%. The Audit Committee met seven times during 2012 and attendance of directors at those meetings was 96%. The Corporate Governance and Compensation Committee met three times during 2012 with 100% attendance of directors at such meetings. The Board of Directors and the Corporate Governance and Compensation Committee have each discussed the performance of the Board and its committees. The Audit Committee discusses, among other things, our risk assessment and management processes. The work plan of the Audit Committee provides that this assessment will take place annually. The Board also typically schedules one annual meeting that is devoted to discussing our strategy.

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

The Audit Committee currently consists of Messrs. Theurillat, Colligan, Kalantzis, and Lanaway. The Audit Committee is currently chaired by Mr. Theurillat. At its meetings, the Audit Committee customarily meets with the Chief Financial Officer, the General Counsel and Corporate Secretary, the Chief Accounting Officer, the Vice President of Internal Audit, the Vice President Tax, the Treasurer, and representatives from our independent registered public accounting firm. After such meetings, the Audit Committee routinely meets separately, in executive session, with the Chief Financial Officer, the Internal Auditor and representatives from our independent registered public accounting firm. In addition, at least once per year (and more often as necessary) the Audit Committee meets with representatives from our independent registered public accounting firm without any management present. The Charter for the Audit Committee is available on our web site (www.cnh.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

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

D. Employees

At December 31, 2012, 2011, and 2010, we had approximately 33,800, 32,700, and 28,800 employees, respectively. As of December 31, 2012, there were approximately 21,600 employees in the agricultural equipment business, 5,000 in the construction equipment business, and 900 in the financial services business, with the remaining 6,300 in parts and service and other roles shared by all business units. As of December 31, 2012, as broken down by geographic location, there were 11,700 employees in North America, 13,700 employees in EAME and CIS, 5,100 employees in Latin America, and 3,300 employees in APAC.

Unions represent certain of our production and maintenance employees. Our collective bargaining agreement with the UAW, which represents approximately 1,300 of our hourly production and maintenance employees in the United States continues through April 2016. In April of 2012, we ratified our contract with the International Association of Machinists, which represents approximately 734 of our employees in Fargo, North Dakota. This contract expires in April 2018.

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

For a discussion regarding management’s relationship with labor unions, see “Item 3 Key Information—D. Risk Factors—Risks related to Our Business, Strategy and Operations—labor laws and labor unions, which represent most of our production and maintenance employees, could impact our ability to maximize the efficiency of our operations.”

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

Options issued to eligible directors are issued from the CNH Directors’ Plan. Options issued to our employees who are also board members are issued from the CNH Equity Incentive Plan (“EIP”). The following table summarizes outstanding stock options for directors as of December 31, 2012, excluding directors who are employees of Fiat Industrial or Fiat Industrial Group companies and have not been compensated by us.

	Grant Date	Exercise Price	Boyanovsky	Hiler	Houle	Jeker	Lanaway	Lipper	Theurillat	Tobin	Total
Beginning Balance as of 1/1/12
(automatic option)	5/3/2005	17.28	—	4,000	—	—	—		—	—	4,000
(automatic option)	4/7/2006	27.70	—	4,000	4,000	4,000	4,000	—	4,000	—	20,000
	7/5/2006	23.87	—	—	—	—	—	—	1,047	—	1,047
	10/3/2006	22.32	—	—	4,480	1,008	—	—	1,121	—	6,609
	12/29/2006	27.45	—	—	3,643	820	—	—	911	—	5,374
	3/30/2007	38.04	—	—	2,629	592	—	—	657	—	3,878
	6/30/2007	50.95	—	—	1,963	442	—	—	491	—	2,896
	9/28/2007	60.54	—	—	1,652	—	—	1,487	413	—	3,552
	12/27/2007	66.41	—	—	1,506	—	—	1,356	—	—	2,862
	3/19/2008	50.08	—	—	1,997	—	—	1,798	—	—	3,795
	6/2/2008	48.12	10,574	—	—	—	—	—	—	—	10,574
	6/17/2008	42.51	—	—	2,353	—	—	2,118	—	—	4,471
	4/30/2009	13.58	28,512	—	—	—	—	—	—	—	28,512
	4/30/2010	31.69	93,391	—	—	—	—	—	—	50,489	143,880
	9/7/2010	32.30	—	—	—	—	—	3,560	—	—	3,560
	4/29/2011	47.20	—	—	—	—	—		—	40,676	40,676
	12/27/2011	37.09	—	—	—	—	—	3,101	—	—	3,101

Beginning Total			132,477	8,000	24,223	6,862	4,000	13,420	8,640	91,165	288,787

– Vested/Not Exercised			41,704	8,000	24,223	6,862	4,000	13,420	8,640	16,830	123,679
– Not Vested			90,773	—	—	—	—	—	—	74,335	165,108
Total Options Granted in 2012
	4/2/2012	40.03	—	—	—	—	—	2,873	—	—	2,873
	7/2/2012	39.39	1,269	—	—	—	—	—	—	—	1,269
	9/28/2012	40.79	—	—	—	—	—	—	—	103,974	103,974
	10/1/2012	39.27	1,273	—	—	—	—	—	—	—	1,273
	12/31/2012	39.88	—	—	—	—	—	2,884	—	—	2,884

2012 Sub-Total			2,542	—	—	—	—	5,757	—	103,974	112,273
Options Exercised in 2012
	4/7/2006	27.70	—	—	—	—	—	—	4,000	—	4,000
	7/5/2006	23.87	—	—	—	—	—	—	1,047	—	1,047
	10/3/2006	22.32	—	—	—	—	—	—	1,121	—	1,121

Total Options Exercised 2012			—	—	—	—	—	—	6,168	—	6,168
Closing Balance as of 12/31/2012
Closing Total			135,019	8,000	24,223	6,862	4,000	19,177	2,472	195,139	394,892

– Vested/Not Exercised			103,888	8,000	24,223	6,862	4,000	19,177	2,472	47,218	215,840
– Not Vested			31,131	—	—	—	—	—	—	147,921	179,052

The following table summarizes outstanding performance share units held by directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred.

	Grant Date	Price	Harold Boyanovsky	Richard Tobin	Total
Beginning Balance as of 1/1/2012	9/30/2010	$34.74	40,000	75,000	115,000
Granted in 2012	1/1/2012	$37.64	—	78,500	78,500

Ending Balance as of December 31, 2012			40,000	153,500	193,500

The following table summarizes outstanding restricted share units held by directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred:

	Grant Date	Price	Richard Tobin
Beginning Balance as of 1/1/2012			15,834
— Not vested	4/20/2010	$32.35	8,000
— Not vested	9/30/2010	$34.74	3,334
— Not vested	9/30/2011	$26.65	4,500

Vested in 2012			11,167
	9/30/2010	$34.74	1,667
	9/30/2011	$26.65	1,500
	4/20/2010	$32.35	8,000

Ending Balance as of 12/31/2012			4,667
— Not vested	9/30/2010	$34.74	1,667
— Not vested	9/30/2011	$26.65	3,000

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2012, our outstanding capital stock consisted of common shares and common shares B, with each having a par value of €2.25 ($2.97) per share. As of December 31, 2012, there were 30,469,263 common shares and 211,866,037 common shares B outstanding. At December 31, 2012, we had 534 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 13% of our outstanding common stock.

As of December 31, 2012, Fiat Netherlands, a wholly-owned subsidiary of Fiat Industrial, was our largest single shareholder. Consequently, Fiat Netherlands controlled all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands had the same voting rights as our other shareholders.

The following table sets forth the outstanding capital stock of CNH as of December 31, 2012:

Shareholders	Number of Outstanding Common Shares	Percentage Ownership Interest
Fiat Netherlands (common shares B)	211,866,037	87%
Other shareholders (common shares)	30,469,263	13%

Total	242,335,300	100%

As a result of the demerger transaction implemented by Fiat and effective on January 1, 2011, Fiat transferred to Fiat Industrial its ownership interest in Fiat Netherlands and, as a result, we became a subsidiary of Fiat Industrial. See “Item 4. Information on the Company—C. Organizational Structure” for additional information regarding the demerger transaction.

B. Related Party Transactions

As of December 31, 2012, our outstanding capital stock consisted of common shares and common shares B, with each having a par value of €2.25 (U.S. $2.97) per share. As of December 31, 2012, there were 30,469,263 common shares and 211,866,037 common shares B outstanding. At December 31, 2012, we had 534 registered holders of record of our common shares in the United States. Registered holders and indirect beneficial owners hold approximately 13% of our outstanding capital stock. Fiat Netherlands, a wholly owned subsidiary of Fiat Industrial, is the largest single shareholder. Consequently, at December 31, 2012, Fiat Netherlands controlled all matters submitted to a vote of our shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as our other shareholders.

Historically, we have developed a variety of relationships, and engaged in a number of transactions, with various Fiat or Fiat Industrial group companies. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December, 31, 2012 for further information regarding our relationships and transactions with Fiat and Fiat Industrial.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

B. Significant Changes

At its meeting on January 28, 2013, our Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards under CNH Equity Incentive Plan and CNH Directors’ Compensation Plan. Please see “Note 17: Option and Incentive Plans” to our consolidated financial statements for the year ended December 31, 2012 for additional information.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our common shares are quoted on the NYSE under the symbol “CNH.” The following table provides the high and low closing prices of our common shares as reported on the NYSE for each of the periods indicated:

Common Share Price

	High	Low
Most recent six months:
January 2013	$48.31	$41.90
December 2012	49.48	39.79
November 2012	48.86	43.02
October 2012	44.80	38.91
September 2012	42.98	38.77
August 2012	41.57	37.67

Year ended December 31, 2012
First Quarter	$46.52	$37.64
Second Quarter	47.07	35.76
Third Quarter	42.98	34.53
Fourth Quarter	49.48	38.91
Full Year	49.48	34.53

Year ended December 31, 2011
First Quarter	$54.01	$43.41
Second Quarter	49.73	35.96
Third Quarter	41.64	26.15
Fourth Quarter	40.86	23.60
Full Year	54.01	23.60

2010	$48.06	$22.38
2009	$25.94	$6.01
2008	$68.82	$11.09

On February 25, 2013, the last reported sales price of our common shares as reported on the NYSE was $43.04 per share. There were approximately 534 registered holders and indirect beneficial owners of our common shares in the United States as of that date.

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

Issues Relating to Our Shares and Shareholders

Our authorized share capital is €1,350,000,000, consisting of 188,133,963 common shares, 211,866,037 common shares B, and 200,000,000 Series A Preferred Stock with each having a par value of €2.25 per share. We will issue shares (common shares, common shares B, and Series A Preferred Stock) only in registered form. We have two share registers, one is kept at our office in The Netherlands (representing the non-tradable shares) and one is kept by our agent in the United States (representing tradable shares), who also acts as transfer agent and registrar for the common shares and Series A Preferred Stock.

Our Board of Directors has the power to issue common shares and/or preference shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares. At the general meeting of shareholders held on April 3, 2012, the shareholders authorized our Board of Directors to issue shares for five years.

In the event of an issue of shares of any class, every holder of shares of that class will have a ratable preference right to subscribe for shares of that class that we issue for cash unless a general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders in the United States to subscribe for shares pursuant to this preference right may be limited under some circumstances to a right to receive approximately the market value of the right, if any, in cash. Our shareholders have no ratable preference subscription right with respect to shares issued for consideration other than cash, nor for shares issued to our employees or employees of our group companies. If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. At our general meeting of shareholders on April 3, 2012, our shareholders authorized our Board of Directors to limit or eliminate the preference rights of shareholders for five years following the date of the meeting. These provisions apply equally to any issue by us of rights to subscribe for shares.

On an annual basis our shareholders are entitled to elect the directors to serve on our Board of Directors. In such elections, each shareholder is entitled to cast one vote for each share owned. In addition, our shareholders may establish reserves out of our annual profits at a general meeting of shareholders, subject to a proposal of our Board of Directors. The shareholders have discretion as to the use of that portion of our annual profits remaining for distribution of dividends on the common shares and common shares B after the establishment of reserves and payment of dividends on the preference shares. At any general meeting of shareholders, our shareholders may declare dividends in the form of cash (in U.S. dollars), common shares or a combination of both.

The Board of Directors may resolve that we pay dividends out of our share premium reserve or out of any other reserve available for shareholder distributions under the laws of The Netherlands, provided that payment from reserves may only be made to the shareholders who would be entitled to the relevant reserve upon our dissolution. We shall maintain a special separate share premium reserve, a special separate retained earnings reserve and a special separate dividend reserve in which the reserves are all exclusively attached to the class of common shares B (together the “Special Separate Reserves”). Any distribution from any of these Special Separate Reserves, can only be made on the basis of a resolution of the meeting of holders of the common shares B, except that the Board of Directors may unilaterally resolve to fully release the Special Separate Reserves on October 31, 2013. We may not pay dividends if the payment would reduce equity to an amount less than the aggregate share capital plus required statutory reserves. The Board of Directors may resolve that we pay interim dividends, but those payments are also subject to these statutory and other restrictions. If a shareholder does not collect any cash dividend or other distribution within six years after the date on which it became due and payable, the right to receive the payment reverts to us. At its meeting on November 25, 2012 the Board of Directors recommended that a special dividend, in the amount of $10 per share, be paid to the holders of our common shares (but not common shares B). At an extraordinary meeting of shareholders on December 17, 2012 payment of the dividend was approved by our shareholders. The special dividend was paid to the holders of our common shares on December 28, 2012. Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund. In addition, our Articles of Association do not contain any provisions that discriminate against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of our shares.

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

Each of the common shares, common shares B, and the preference shares, including any Series A Preferred Stock, is entitled to one vote. Unless otherwise required by our Articles of Association or the laws of The Netherlands, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under the laws of The Netherlands, there is no quorum requirement for the valid adoption of resolutions. Pursuant to the Articles of Association, so long as the Series A Preferred Stock is issued and outstanding, any resolution to amend the terms and conditions of the Series A Preferred Stock requires the approval of shareholders representing at least 95% of our issued and outstanding share capital. Consistent with the laws of The Netherlands, the terms and conditions of the common shares may be amended by an amendment of the Articles of Association pursuant to a vote by a majority of all the capital shares at a meeting of our shareholders. Our Articles of Association and relevant provisions of the laws of The Netherlands do not currently impose any limitations on the right of holders of shares to hold or vote their shares.

We are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts will first be applied to distribute to the holders of preference shares the nominal amount of the preference shares and then the amount of the share premium reserve relating to the preference shares. Any separate share premium reserve, special separate retained earnings reserve and special separate dividend reserve exclusively attached to the common shares B will first be applied to distribute to the holders of common shares B. Any remaining assets will be distributed to the holders of common shares and common shares B in proportion to the aggregate nominal amount of the common shares and common shares B and, if only preference shares are issued and outstanding, to the holders of the preference shares in proportion to the aggregate nominal amount of preference shares. No liquidation payments will be made on shares that we hold in treasury.

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

C. Material Contracts.

For a discussion of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

For a discussion of the merger agreement between Fiat Industrial and CNH, please see “Item 5. Operating and Financial Review and Prospects.”

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

Taxation of Dividends

Subject to the Personal Foreign Investment Company (“PFIC”) rules discussed below, the gross amount of cash dividends paid by us in respect of our common shares (including amounts withheld in respect of Dutch taxes) will be included in the gross income of a U.S. Holder as ordinary income on the day on which dividends, if any, are actually or constructively received by the U.S. Holder, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received from us by a non-corporate U.S. Holder, generally will be taxed at the preferential rates applicable to long term capital gains provided that such U.S. Holder has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and that certain other conditions are met. For these purposes, a “dividend” will include any distribution paid by us with respect to our common shares but only to the extent that such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S Holder.

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

Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, any Dutch withholding tax imposed on dividends in respect of our common shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may be deducted in computing taxable income). Under the Code, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. The rules regarding U.S. foreign tax credits are very complex, and include limitations that apply to individuals receiving dividends eligible for the preferential rates on dividends described above. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

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

Please note that this summary does not describe the tax considerations for:

(i) holders of shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under The Dutch Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds or is deemed to own (a) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (b) holds rights to acquire, directly or indirectly, such interest; or (c) holds certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

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

A recipient that is a qualifying tax-exempt pension, trust or a qualifying tax-exempt organization and that satisfies the conditions of the Convention may be entitled to exemption or a refund of paid dividend withholding taxes. Qualifying tax exempt pension funds must file form IB 96 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt U.S. organizations are not entitled under the Convention to claim benefits at source, and instead must file claims for refund by filing form IB 95 USA. Copies of the forms may be obtained from the “Belastingdienst/centrum voor facilitaire dienstverlening unit Apeldoorn, document & logistiek, P.O. Box 20049, 7302 HA Apeldoorn, The Netherlands”, or by e-mail at irc.apeldoorn@belastingdienst.nl.

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

We are exposed to a variety of market risks, including changes in foreign currency exchange rates and interest rates. We monitor our exposure to these risks, and manage the underlying economic exposures on transactions using financial instruments such as forward contracts, currency options, interest rate swaps, interest rate caps and forward starting swaps. See “Note 15: Financial Instruments” to our consolidated financial statements for the year ended December 31, 2012, for a description of our risk management and the methods and assumptions used to determine the fair values of financial instruments.

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

All foreign currency hedging instruments are recognized in our consolidated balance sheets at fair value. We performed a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of the foreign currency hedging instruments. The sensitivity analysis computes the hypothetical impact on the fair value of the foreign currency hedging instruments if there were a 10% change in the foreign currency exchange rates relative to the currency of the contracts, assuming no change in interest rates. The fair value of the foreign currency hedging instruments would be positively impacted by approximately $40 million and negatively impacted by $25 million at December 31, 2012 and 2011, respectively. However, the above movements in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

Interest Rate Risk

We monitor interest rate risk to achieve a predetermined level of matching between the interest rate structure of our financial assets and liabilities. Fixed-rate financial instruments, including receivables, debt, ABS certificates and other investments, are segregated from floating-rate instruments in evaluating the potential impact of changes in applicable interest rates. A sensitivity analysis was performed to compute the hypothetical impact on fair value which would be caused by a 10% change in the interest rates used to discount each category of financial assets and liabilities. The net impact on the fair value of the financial instruments and derivative instruments held as of December 31, 2012 and 2011, resulting from a hypothetical 10% change in interest rates, would be approximately $3 million and $20 million, respectively. For the sensitivity analysis the financial instruments are grouped according to the currency in which financial assets and liabilities are denominated and the applicable interest rate index. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, our internal controls over financial reporting were effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. This report appears below.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CNH Global N.V.

We have audited CNH Global N.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CNH Global N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNH Global N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNH Global N.V. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2012 and 2011 of CNH Global N.V. and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

February 28, 2013

(d) Change in Internal Control over Financial Reporting

No change to our internal control over financial reporting occurred during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2012 and 2011. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2012 and 2011, respectively:

	2012	2011
Audit Fees	$5,622,000	$4,893,000
Audit-Related Fees	1,329,000	1,575,200
Tax Fees	—	330,000

Total	$6,951,000	$6,798,200

“Audit Fees” are the aggregate fees billed by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by the Ernst & Young Entities for tax compliance and tax advice on actual or contemplated transactions.

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

The following discussion summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies:

•

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that only one board member may be “dependent”. Currently, a majority of our Board (eight of the twelve members) are “independent” under the NYSE definition. This composition of our Board does not fully comply with the requirements of the Best Practices Provisions of the Dutch Corporate Governance Code (the “Dutch Code”).

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

Item 19.	Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately follows the signature page of this annual report on Form 20-F.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH GLOBAL N.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated balance sheets of CNH Global N.V. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2010, were audited by other auditors whose report dated February 28, 2011, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of accounting and reporting for transfers of financial assets and consolidation of variable interest entities discussed in Note 2 to these financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Global N.V. at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years ending December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Equipment Operations” and “Financial Services” is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information as of December 31, 2012 and 2011 and for the years then ended has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNH Global N.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CNH Global N.V.

We have audited the accompanying consolidated statements of operations, comprehensive income, cash flows and changes in equity of CNH Global N.V. and subsidiaries (the “Company”) for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2010, the Company changed its method of accounting and reporting for transfers of financial assets and consolidation of variable interest entities and applied the reporting requirements on a prospective basis.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Equipment Operations” and “Financial Services” is presented for the purpose of additional analysis of the basic consolidated financial statements rather than to present the results of operations and cash flows of Equipment Operations and Financial Services individually, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Company’s management. The supplemental information for the year ended December 31, 2010 has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 28, 2011

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$19,427	$18,059	$14,474
Finance and interest income	1,020	1,126	1,134

	20,447	19,185	15,608

Costs and Expenses:
Cost of goods sold	15,566	14,626	11,891
Selling, general and administrative	1,810	1,843	1,698
Research, development and engineering	652	526	451
Restructuring	2	—	16
Interest expense—Fiat Industrial subsidiaries	22	34	—
Interest expense—Fiat subsidiaries	—	—	112
Interest expense—other	653	752	718
Other, net	290	253	306

	18,995	18,034	15,192

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,452	1,151	416
Income tax provision	423	343	77
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	13	12	11
Equipment Operations	91	104	88

Net income	1,133	924	438
Net loss attributable to noncontrolling interests	(9)	(15)	(14)

Net income attributable to CNH Global N.V.	$1,142	$939	$452

Earnings per share attributable to CNH Global N.V. common shareholders:
Basic	$4.68	$3.92	$1.90

Diluted	$4.68	$3.91	$1.89

Basic and diluted earnings per share attributable to class B common shareholders	$4.68	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(in millions)
Net income	$1,133	$924	$438
Other comprehensive income (loss):
Translation adjustment	(122)	(390)	147
Unrealized gains (losses) on derivative instruments designated as cash flow hedges (net of tax provision (benefit) of $8 million, $(14) million and $0 million, respectively)	28	(51)	(3)
Unrealized gains (losses) on available for sale securities (net of tax provision (benefit) of $(1) million, $(2) million and $2 million, respectively)	(1)	(3)	5
Pension liability (net of tax provision (benefit) of $(3) million, $(20) million and $16 million, respectively)	(160)	(49)	7

Other comprehensive income (loss)	(255)	(493)	156

Total comprehensive income	$878	$431	$594

Total comprehensive loss attributable to noncontrolling interests	$(10)	$(17)	$(16)

Total comprehensive income attributable to CNH Global N.V.	$888	$448	$610

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

	2012	2011
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$2,008	$2,055
Restricted cash	885	941
Deposits in Fiat Industrial subsidiaries’ cash management pools	4,232	4,116
Accounts and notes receivable, net	9,514	8,811
Inventories, net	3,734	3,662
Deferred income taxes	659	645
Prepayments and other	560	1,013

Total current assets	21,592	21,243

Long-term receivables	6,654	5,680
Property, plant and equipment, net	2,220	1,936
Investments in unconsolidated subsidiaries and affiliates	345	506
Equipment on operating leases, net	767	666
Goodwill	2,416	2,413
Other intangible assets, net	653	671
Other assets	779	978

Total	$35,426	$34,093

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat Industrial subsidiaries	$22	$221
Current maturities of long-term debt—other	4,110	4,191
Short-term debt—Fiat Industrial subsidiaries	313	325
Short-term debt—other	3,484	3,747
Accounts payable	2,821	2,952
Accrued liabilities	3,729	3,923

Total current liabilities	14,479	15,359

Long-term debt—Fiat Industrial subsidiaries	22	93
Long-term debt—other	10,112	8,533
Pension, postretirement and other post employment benefits	1,826	1,713
Other liabilities	346	466
Redeemable Noncontrolling Interest	7	5
Equity:
Common shares, €2.25 par value; authorized 188,133,963 in 2012 and 400,000,000 shares in 2011, issued 30,624,076 shares in 2012 and 239,871,221 shares in 2011	77	603
Common shares B, €2.25 par value; authorized and issued 211,866,037 shares in 2012	533	—
Paid-in capital	6,420	6,299
Treasury stock, 154,813 shares in 2012 and 2011, at cost	(8)	(8)
Retained earnings	315	1,597
Special reserve for common shares B	2,119	—
Accumulated other comprehensive loss	(884)	(630)
Noncontrolling interests	62	63

Total equity	8,634	7,924

Total	$35,426	$34,093

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2012 and 2011

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

	December 31, 2012	December 31, 2011
	(in millions)
Restricted cash	$881	$899
Accounts and notes receivable, net	4,923	4,583
Long-term receivables	4,999	4,254
Equipment on operating leases, net	125	94

Total Assets	$10,928	$9,830

Current maturities of long-term debt—other	$1,982	$2,779
Short-term debt—other	3,013	2,302
Long-term debt—other	5,344	3,732

Total Liabilities	$10,339	$8,813

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(in millions)
Operating activities:
Net income	$1,133	$924	$438
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	457	426	415
Deferred income tax expense (benefit)	(65)	126	(28)
Loss on debt extinguishment	—	—	22
Loss (gain) on sale (acquisition) of unconsolidated joint venture	35	(34)	—
Stock compensation expense	59	62	34
Undistributed income of unconsolidated subsidiaries	(27)	(57)	(79)
Changes in operating assets and liabilities:
Increase in accounts and notes receivable, net	(446)	(331)	(287)
(Increase) decrease in inventories, net	(140)	(849)	323
Increase in prepayments and other current assets	(71)	(198)	(355)
(Increase) decrease in other assets	149	(95)	21
Increase (decrease) in accounts payable	(147)	631	486
Increase in other accrued liabilities	321	521	647
Decrease in other liabilities	(66)	(75)	(207)
Other, net	(7)	(57)	(28)

Net cash provided by operating activities	1,185	994	1,402

Investing activities:
Acquisition of businesses, net of cash acquired	(1)	(64)	(10)
Additions to retail receivables	(6,361)	(5,582)	(6,662)
Collections of retail receivables	5,092	5,106	6,739
Proceeds from sale of assets	273	241	283
Proceeds from sale of businesses	63	21	32
Expenditures for property, plant and equipment	(556)	(408)	(301)
Expenditures for software	(50)	(38)	(29)
Expenditures for equipment on operating leases	(476)	(396)	(365)
(Increase) decrease in restricted cash	63	(32)	(219)
Deposits in Fiat Industrial subsidiaries’ cash management pools	(57)	(2,419)	—
Withdrawals from Fiat subsidiaries’ cash management pools	—	—	462
Other	8	21	24

Net cash used by investing activities	(2,002)	(3,550)	(46)

Financing activities:
Proceeds from issuance of long-term debt—Fiat Industrial subsidiaries	19	3	—
Proceeds from issuance of long-term debt—Fiat subsidiaries	—	—	72
Proceeds from issuance of long-term debt—other	5,723	2,477	3,297
Payment of long-term debt—Fiat Industrial subsidiaries	(240)	(269)	—
Payment of long-term debt—Fiat subsidiaries	—	—	(1,834)
Payment of long-term debt—other	(4,194)	(1,440)	(1,281)
Net increase (decrease) in short-term debt	(297)	297	691
Dividends paid	(261)	(1)	—
Other, net	54	2	1

Net cash provided by financing activities	804	1,069	946

Effect of foreign exchange rate changes on cash and cash equivalents	(34)	(76)	53

Increase (decrease) in cash and cash equivalents	(47)	(1,563)	2,355
Cash and cash equivalents, beginning of year	2,055	3,618	1,263

Cash and cash equivalents, end of year	$2,008	$2,055	$3,618

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH GLOBAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2012, 2011 and 2010

	Common Shares	Class B Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings	Special Reserve for Class B Common Shares	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2010	$595	$—	$6,188	$(8)	$210	$—	$(267)	$92	6,810
Adjustment to adopt new accounting guidance regarding consolidation of variable interest entities	—	—	—	—	(4)	—	(33)	—	(37)
Transfer redeemable noncontrolling interest out of permanent equity	—	—	—	—	—	—	—	(2)	(2)	$2
Net income	—	—	—	—	452	—	—	(17)[1]	435	3
Other comprehensive income, net of tax	—	—	—	—	—	—	158	(2)	156	—
Stock compensation	—	—	35	—	—	—	—	—	35	—
Issuance of common shares	4	—	16	—	—	—	—	—	20	—
Increase in noncontrolling interest due to change in ownership	—	—	(4)	—	—	—	—	4	—	—
Dividend paid to redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	(1)
Return of capital to parent company	—	—	(37)	—	—	—	—	—	(37)	—

Balance, December 31, 2010	$599	$—	$6,198	$(8)	$658	$—	$(142)	$75	$7,380	$4
Consolidation of formerly unconsolidated subsidiary	—	—	—	—	—	—	—	10	10
Net income	—	—	—	—	939	—	—	(17)[1]	922	2
Other comprehensive income, net of tax	—	—	—	—	—	—	(491)	(2)	(493)	—
Stock compensation	—	—	62	—	—	—	—	—	62	—
Issuance of common shares	4	—	27	—	—	—	—	—	31	—
Sale of unconsolidated subsidiary	—	—	11	—	—	—	—	—	11	—
Tax benefit for stock compensation	—	—	3	—	—	—	—	—	3	—
Decrease in noncontrolling interest due to change in ownership	—	—	(2)	—	—	—	3	(3)	(2)	—
Dividend paid to redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	(1)

Balance, December 31, 2011	$603	$—	$6,299	$(8)	$1,597	$—	$(630)	$63	$7,924	$5
Net income	—	—	—	—	1,142	—	—	(13)[1]	1,129	4
Conversion of common shares into common shares B	(533)	533	—	—	—	—	—	—	—	—
Appropriation of retained earnings	—	—	—	—	(2,119)	2,119	—	—	—	—
Other comprehensive income, net of tax	—	—	—	—	—	—	(254)	(1)	(255)	—
Stock compensation	—	—	59	—	—	—	—	—	59	—
Issuance of common shares	7	—	61	—	—	—	—	—	68	—
Dividend paid	—	—	—	—	(305)	—	—	—	(305)	(2)
Increase in noncontrolling interest due to injection of capital	—	—	—	—	—	—	—	13	13	—
Tax benefit for stock compensation and other	—	—	1	—	—	—	—	—	1	—

Balance, December 31, 2012	$77	$533	$6,420	$(8)	$315	$2,119	$(884)	$62	$8,634	$7

[1]

Net income (loss) attributable to nonredeemable noncontrolling interests excludes $4 million in 2012, $2 million in 2011 and $3 million in 2010 related to the redeemable noncontrolling interest which is reported separately in the consolidated balance sheets.

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

As of December 31, 2012, Fiat Industrial S.p.A. and its subsidiaries (“Fiat Industrial” or the “Fiat Industrial Group”) owned approximately 87% of CNH’s outstanding common shares (through their ownership of all of CNH’s common shares B), through Fiat Netherlands Holding N.V. (“Fiat Netherlands”).

On January 1, 2011, Fiat S.p.A. (“Fiat” and, together with its subsidiaries, the “Fiat Group”) effected a “demerger” under Article 2506 of the Italian Civil Code. Pursuant to the demerger, Fiat transferred its ownership interest in Fiat Netherlands to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business (“Iveco”) and its industrial and marine powertrain business (“FPT Industrial”). Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the demerger transaction, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, effective as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH’s outstanding common shares through its direct, wholly-owned subsidiary Fiat Netherlands.

On November 25, 2012, Fiat Industrial and CNH entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the merger agreement provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (“NewCo”). In connection with the merger, Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial ordinary share and CNH shareholders will receive 3.828 NewCo shares for each CNH common share.

At the extraordinary meeting of shareholders held on December 17, 2012, the Company’s shareholders approved the following:

•

An amendment of the Company’s Articles of Association creating a separate class of shares (the “common shares B”) and conversion of all of the common shares held by Fiat Netherlands, representing approximately 87% of the Company’s entire issued and outstanding share capital, into common shares B.

•

A special dividend to shareholders in the amount of $10 per common share. As a result of the amendment to the Articles of Association, all of the common shares held by Fiat Netherlands were converted into common shares B. Accordingly, the cash payment of $10 per common share was only made to the Company’s shareholders other than Fiat Netherlands shareholders, as the holders of the Company’s regular common shares. The Company paid the dividend of approximately $305 million in December 2012. In addition, the Company’s shareholders approved an appropriation of retained earnings for $2.1 billion which represents $10 per common share B. Please see “Note 16: Shareholder’s Equity” for more information.

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 87% shareholder of CNH, has agreed to vote all of its CNH shares in favor of the merger at the applicable CNH shareholders’ meeting. The merger is expected to close during the third quarter of 2013.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Global N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements is expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling financial interest, and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of a subsidiary, or based on CNH’s determination that it is the primary beneficiary of a variable interest entity (“VIE”). The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The Company assesses whether it is the primary beneficiary on an ongoing basis, as prescribed by the accounting guidance on the consolidation of VIEs. The consolidated status of the VIEs with which the Company is involved may change as a result of such reassessments.

As of the beginning of 2010, the Company adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs. As a significant portion of the Company’s securitization trusts and facilities are no longer exempt from consolidation under the new guidance, the Company was required to consolidate the receivables and related liabilities. These securitizations qualify as collateral for secured borrowings. The receivables remain on the balance sheet and are included in “Accounts and notes receivable, net”. No gains or losses are recognized at the time of the securitization. For additional information, see “Note 3: Accounts and Notes Receivable” and “Note 9: Credit Facilities and Debt” in the accompanying consolidated financial statements.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

upon shipment or delivery of goods. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH may be obligated to repurchase new equipment from the dealer.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts. CNH records appropriate allowance for credit losses and anticipated returns as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the completion of the “interest-free” period. In 2012, 2011 and 2010, “interest-free” periods averaged 2.4 months, 2.4 months, and 2.5 months, respectively, on 91%, 82%, and 84% of sales, respectively, for the agricultural equipment business. In 2012, 2011 and 2010, “interest-free” periods averaged 2.7 months, 2.6 months, and 2.9 months, respectively, on 73%, 67%, and 62% of sales, respectively, for the construction equipment business. Sales to dealers that do not qualify for an “interest-free” period are subject to payment terms of 30 days or less.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

CNH expenses advertising costs as incurred. Advertising expense totaled $160 million, $162 million, and $133 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

Certain of CNH’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2012, 2011, and 2010, the Company recorded a net loss of $66 million, $61 million and $17 million, respectively. For the year ended December 31, 2012, the Company also reclassified a foreign currency translation gain of $52 million previously deferred in accumulated other comprehensive loss into net income as a result of the sale of an investment in a foreign entity. For additional information, see “Note 6: Investment in Unconsolidated Subsidiaries and Affiliates”.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

Restricted Cash

Restricted cash includes principal and interest payments from retail notes, wholesale receivables and commercial revolving accounts receivable owned by the consolidated VIEs that are payable to the VIEs’ investors, and cash pledged as a credit enhancement to the same investors. These amounts are held by depository banks in order to comply with contractual agreements.

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

Cash payments for interest totaled $671 million, $800 million, and $838 million for the years ended December 31, 2012, 2011, and 2010, respectively.

CNH paid taxes of $469 million, $308 million, and $207 million in 2012, 2011, and 2010, respectively.

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

Receivables

Receivables are recorded at amortized cost, net of allowances for credit losses and deferred fees and costs.

Periodically, the Company sells or transfers retail notes, wholesale receivables and commercial revolving accounts receivable to funding facilities or in securitization transactions. In accordance with the accounting guidance regarding transfers of financial assets and the consolidation of VIEs, the majority of the retail notes, wholesale receivables and commercial revolving accounts receivable sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization. Receivables associated with these securitization transactions and receivables that the Company has the ability and intent to hold for the foreseeable future are classified as held for investment. The substantial majority of our receivables, which include unrestricted receivables and restricted receivables for securitization investors, are classified as held for investment.

For those receivable securitizations that qualify as sales and are off-book, the Company retains interest-only strips, servicing rights and cash reserve accounts (collectively, “retained interests”), all of which are recorded at fair value. Changes in these fair values are recorded in other comprehensive income as an unrealized gain or loss on available-for-sale securities. With regards to other-than-temporary impairments (“OTTI”) of debt securities, any OTTI due to changes in the prepayment rate and the expected credit loss rate would be included in net income. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Category	Lives
Buildings and improvements	10 — 40 years
Machinery and equipment	5 — 25 years
Other equipment	3 — 10 years

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

Equipment on Operating Leases

Financial Services purchases leases and equipment from CNH dealers and other independent third parties that have leased equipment to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. Income from these operating leases is recognized over the term of the lease. The equipment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is estimated at the inception of the lease. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under then prevailing market conditions. Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes. Management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs are the responsibility of the lessee.

Equipment returned to the Company upon termination of leases and held for subsequent sale or lease is recorded at the lower of net book value or estimated fair value of the equipment, less cost to sell, and is not depreciated.

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2012 and 2011, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share

In 2012, the Company applied the two-class method for calculating and presenting earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under this method:

(a)

Income from continuing operations (“net income”) is reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period.

(b)

The remaining earnings (“undistributed earnings”) are allocated to common shares and common shares B to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

(c)

The total earnings allocated to each security is then divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

(d)	Basic and diluted earnings per share (“EPS”) data are presented for each class of common stock.

In applying the two-class method, the Company determined that undistributed earnings should be allocated equally on a per share basis between the common shares and the common shares B due to the aggregate participation rights of the securities.

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share is based on the weighted average number of shares and dilutive share equivalents outstanding during each period. Unvested performance-based awards are considered outstanding and included in the computation of diluted earnings per share based on the number of shares that would vest if the end of the reporting period were the end of the contingency period.

New Accounting Pronouncements Adopted

Troubled debt restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for the Company on January 1, 2011. The disclosures required by this guidance have been included in these notes to the consolidated financial statements. For further information see “Note 3: Accounts and Notes Receivable”.

Comprehensive income

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The standard initially required that reclassification adjustments from other comprehensive income be measured and presented by income statement line item on the face of the statement of operations. In December 2011, however, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income in ASU 2011-05.” This standard defers the requirement to present components of reclassifications of other comprehensive income on the face of the statement of operations. The Company adopted these standards by consecutively presenting the consolidated statements of operations and the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010.

Fair value

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 clarifies existing fair value measurement concepts and continues the convergence towards a uniform framework for applying fair value measurement principles. This standard requires additional disclosures for fair value measurements, primarily Level 3 measurements. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied prospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

New Accounting Pronouncements Not Yet Adopted

Accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Adoption of this standard is required in the Company’s 2013 consolidated financial statements and footnote disclosures and will not have a material impact.

Note 3: Accounts and Notes Receivable

A summary of accounts and notes receivable included in the accompanying consolidated balance sheets at December 31, 2012 and 2011, is as follows:

	2012	2011
	(in millions)
Retail and other notes receivable and finance leases	$2,588	$2,283
Wholesale receivables	1,477	1,336
Restricted receivables	11,882	10,792
Other accounts and notes receivable	669	485

Gross receivables	16,616	14,896
Less:
Allowance for credit losses	(448)	(405)
Current portion	(9,514)	(8,811)

Total long-term receivables, net	$6,654	$5,680

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

At December 31, 2012 and 2011, included in retail notes receivable are approximately $1.1 billion and $1.0 billion, respectively, of notes originated through a subsidized long-term loan program of the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery in accordance with the provisions of the program. Financial Services participates in the program as a lender.

In addition to participating directly in the BNDES program, CNH also originates retail receivables on behalf of other financial institutions participating in the BNDES program and continues to service these receivables on a fee for service basis. CNH has guaranteed this portfolio against all credit losses. At December 31, 2012 and 2011, the guaranteed portfolio balance was $195 million and $310 million, respectively, and was not included in the consolidated balance sheets.

The Brazilian government provided debt relief, which included deferral of payments and extensions of maturities, to certain qualifying farmers and borrowers under this program in the years 2005 through 2008. Since 2009, no mass debt relief programs were initiated. In most instances, the payments were due as scheduled or renegotiated, where applicable. CNH believes the series of debt relief actions impacted customers’ behavior and payment patterns. During the years ended December 31, 2012, 2011 and 2010, CNH increased the allowance for this portfolio by $25 million, $116 million and $139 million, respectively. These increases were based on various factors including the Company’s collection history subsequent to the Brazilian government’s mass debt relief initiative. Since this program ended, the Company has aggressively pursued the collection of these receivables, and will continue to do so. The changes in payment dates in prior years added significant uncertainty regarding the ultimate collection of this portfolio. While CNH believes that, based on the current BNDES program, the resolution of this matter will not have a material adverse effect on its financial position, it is possible that additional allowances could be required in future periods that could be material to the results of operations for such periods. Any future changes to the BNDES program could further impact CNH’s ability to collect amounts owed. At December 31, 2012 and 2011, total receivables greater than 60 days past due included in this program were $102 million and $157 million, respectively. These receivables have been placed on nonaccrual status. For the years ended December 31, 2012 and 2011, the Company had net write-offs of receivables of approximately $6 million and $300 million, respectively. At December 31, 2012 and 2011, the Company had $121 million and $104 million, respectively, in the allowance for credit losses related to this portfolio.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the interest free period, Financial Services is compensated by Equipment Operations for the difference between market interest rates and the amount paid by the dealer. This interest is then eliminated in consolidation. After the expiration of any interest-free period, interest is charged to dealers on outstanding balances until CNH receives payment in full. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on the prime rate or LIBOR. CNH evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH may be obligated to

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2012, 2011 or 2010 relating to the termination of dealer contracts.

Maturities of long-term receivables as of December 31, 2012 are as follows:

Amount
(in millions)
2014	$2,275
2015	1,863
2016	1,380
2017	869
2018 and thereafter	267

Total long-term receivables, net	$6,654

It has been CNH’s experience that substantial portions of retail receivables are repaid or sold before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections. Wholesale, retail receivables and finance leases have significant concentrations of credit risk in the agricultural and construction business sectors, the majority of which are in North America. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail receivables.

Restricted Receivables and Securitizations

As part of its overall funding strategy, the Company periodically transfers certain receivables into VIEs that are special purpose entities (“SPEs”) as part of its asset-backed securitization programs.

SPEs utilized in the securitization programs differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated from the Company’s assets. For bankruptcy analysis purposes, CNH has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs’ creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay CNH creditors until all obligations of the SPE have been fulfilled.

In addition, wholesale receivables originated in Europe are included in various factoring programs for the revolving sale to third party factors or included in the three-year committed securitization program.

The secured borrowings related to restricted securitized receivables are obligations that are payable as the receivables are collected. Repayments of the secured borrowings depend primarily on cash flows generated by the restricted assets. See “Note 9: Credit Facilities and Debt” for additional information.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the restricted and off-book receivables and the related retained interests as of December 31, 2012 and 2011:

	Restricted Receivables		Off-Book Receivables		Retained Interests
	2012	2011	2012	2011	2012	2011
	(in millions)
North America retail note receivables	$6,397	$5,501	$47	$108	$9	$18
Australia retail note receivables	884	932	—	—	—	—
North America wholesale receivables	3,176	2,884	—	—	—	—
Europe wholesale receivables	1,291	1,193	—	2	—	—
Australia wholesale receivables	134	101	—	—	—	—
North America commercial revolving account receivables	—	181	—	—	—	—

Total	$11,882	$10,792	$47	$110	$9	$18

Retail Receivables Securitizations

Within the U.S. retail receivables securitization programs, qualifying retail receivables are sold to limited purpose, bankruptcy-remote SPEs. In turn, these SPEs establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. In Canada, the receivables are transferred directly to the trusts. These trusts were determined to be VIEs and, consequently, the Company has consolidated these retail trusts. In its role as servicer, CNH has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

During the years ended December 31, 2012 and 2011, CNH executed $3.8 billion and $3.5 billion in retail asset-backed transactions, respectively, in the U.S., Canada and Australia. The securities in these transactions are backed by agricultural and construction equipment retail receivable contracts and finance leases originated through CNH’s dealer network. At December 31, 2012, $6.3 billion of asset-backed securities issued to investors were outstanding with a weighted average remaining maturity between 23 and 39 months. At December 31, 2011, $5.7 billion of asset-backed securities issued to investors were outstanding with a weighted average remaining maturity between 25 and 37 months.

The Company may retain all or a portion of the subordinated interests in the SPEs. No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH although CNH provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

CNH also has $2.4 billion in committed asset-backed facilities through which it may sell on a monthly basis retail receivables generated by Financial Services in the United States, Canada and Australia. CNH has utilized these facilities in the past to fund the origination of receivables and has later repurchased and resold the receivables in the term ABS markets or found alternative financing for the receivables. CNH believes that it is probable that it will continue to regularly utilize ABS markets. The U.S. and Canadian facilities had an original funding term of two years and are renewable in September 2014 and December 2014, respectively. To the extent these facilities are not renewed, they will be repaid according to the amortization of the underlying receivables.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three private retail transactions totaling $47 million and $108 million were not included in the Company’s consolidated balance sheets as of December 31, 2012 and 2011, respectively.

Wholesale Receivables Securitizations

With regard to the wholesale receivable securitization programs, CNH sells eligible receivables on a revolving basis, to structured master trust facilities which are limited purpose, bankruptcy-remote SPEs. As of December 31, 2012, debt issued through the U.S. master trust facility consists of four facilities renewable at the discretion of the investors; $200 million renewable March 2013, $900 million renewable April 2013, $250 million renewable July 2013, and $200 million senior and related subordinate renewable November 2013.

The Canadian master trust facility consists of a C$586 million ($588 million) facility renewable December 2014 at the discretion of the investor.

The Australian master trust facility consists of a 364-day A$200 million ($208 million) facility renewable December 2013 at the discretion of the investor.

In August 2012, CNH Financial Services S.A.S. and CNH Capital UK Limited entered into a €400 million ($528 million) and £80 million ($106 million) revolving financing arrangement. The agreement allows for CNH Financial Services S.A.S. to assign directly to the facility all dealer receivables (current and future) for a period of three years with the ability to extend the facility for one or two consecutive periods of one year. The facility contains a minimum rate of over-collateralization which is in the form of subordinate notes.

The trusts and Europe’s revolving financing arrangement were determined to be VIEs and consequently, CNH has consolidated the wholesale receivables. The Company’s involvement with the securitizations includes servicing the wholesale receivables, retaining an undivided interest (“seller’s interest”) in the receivables and holding cash reserve accounts. The seller’s interest in the securitizations represents the Company’s undivided interest in the receivables transferred to the securitizations. CNH maintains cash reserve accounts at predetermined amounts to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. The investors and the securitizations have no recourse beyond CNH’s retained interests for failure of debtors to pay when due. CNH’s retained interests are subordinate to investors’ interests. Each of the facilities contains minimum payment rates thresholds which, if breached, could preclude the Company from selling additional receivables originated on a prospective basis.

CNH also utilizes various factoring programs for revolving sales to third party factors of wholesale receivables originated in Europe.

Commercial Revolving Account Securitizations

During 2011, the Company, through a trust, securitized originated commercial revolving accounts receivable. The committed asset-backed facility had an original two-year term which expired in October 2012, at which point all debt was paid in full.

Allowance for Credit Losses

The allowance for credit losses is the Company's estimate of probable losses for receivables owned by the Company and consists of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which the Company has determined it will not collect all of the contractual

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The allowance for wholesale credit losses is based on loss forecast models that consider the same factors as the retail models plus dealer risk ratings. The loss forecast models are updated on a quarterly basis. In addition, qualitative factors that are not fully captured in the loss forecast models, including industry trends, and macroeconomic factors are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

The Company’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH develops a systematic methodology for determining its allowance for credit losses. The retail segment includes retail note and finance lease receivables. The wholesale segment includes wholesale financing to CNH dealers and the other portfolio includes the Company’s commercial revolving accounts and other miscellaneous receivables.

Further, the Company evaluates its portfolio segments by class of receivable: North America, EAME & CIS, Latin America and APAC. Typically, CNH’s finance receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

Allowance for credit losses activity for the years ended December 31, 2012 and 2011 is as follows, in millions:

	2012
	Retail	Wholesale	Other	Total
Allowance for credit losses:
Beginning balance	$252	$142	$11	$405
Charge-offs	(115)	(13)	(8)	(136)
Recoveries	61	1	3	65
Provision	82	42	1	125
Foreign currency translation and other	(11)	(1)	1	(11)

Ending balance	$269	$171	$8	$448

Ending balance: individually evaluated for impairment	$42	$114	$—	$156

Ending balance: collectively evaluated for impairment	$227	$57	$8	$292

Receivables:
Ending balance	$9,869	$6,078	$669	$16,616

Ending balance: individually evaluated for impairment	$69	$828	$—	$897

Ending balance: collectively evaluated for impairment	$9,800	$5,250	$669	$15,719

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2011
	Retail	Wholesale	Other	Total
Allowance for credit losses:
Beginning balance	$406	$174	$15	$595
Charge-offs	(351)	(82)	(13)	(446)
Recoveries	23	6	3	32
Provision	200	43	6	249
Foreign currency translation and other	(26)	1	—	(25)

Ending balance	$252	$142	$11	$405

Ending balance: individually evaluated for impairment	$70	$76	$—	$146

Ending balance: collectively evaluated for impairment	$182	$66	$11	$259

Receivables:
Ending balance	$8,716	$5,514	$666	$14,896

Ending balance: individually evaluated for impairment	$103	$735	$—	$838

Ending balance: collectively evaluated for impairment	$8,613	$4,779	$666	$14,058

	2012	2011	2010
Allowance for credit losses:
Beginning balance	$405	$595	$393
Charge-offs	(136)	(446)	(170)
Recoveries	65	32	10
Provision	125	249	288
Foreign currency translation and other	(11)	(25)	74

Ending balance	$448	$405	$595

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A breakdown of the retail portfolio by the customers’ risk grade at the time of origination as of December 31, 2012 and 2011 is as follows, in millions:

	2012	2011
Titanium	$4,471	$3,616
Platinum	2,860	2,839
Gold	1,576	1,363
Silver	575	441
Bronze	387	457

Total	$9,869	$8,716

As part of the on-going monitoring of the credit quality of the wholesale portfolio, CNH utilizes an internal credit scoring model that assigns a risk grade to each dealer. The scoring model considers the strength of dealers’ financial statements, payment history and audit performance. CNH updates its dealers’ ratings and considers the ratings in the quarterly credit allowance analysis. A description of the general characteristics of the dealers’ risk grades is as follows:

•	Grades A and B—Includes receivables of dealers that have significant capital strength, moderate leverage, stable earnings and growth, and excellent payment performance.

•	Grade C—Includes receivables of dealers with moderate credit risk. Dealers of this grade are differentiated from higher grades on the basis of leverage or payment performance.

•	Grade D—Includes receivables of dealers with moderate credit risk. These dealers may require higher monitoring due to weaker financial strength or payment performance.

A breakdown of the wholesale portfolio by its credit quality indicators as of December 31, 2012 and 2011 is as follows, in millions:

	2012	2011
A	$2,866	$2,348
B	1,890	1,683
C	663	697
D	659	786

Total	$6,078	$5,514

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present information at the level at which management assesses and monitors its credit risk. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Given the uncertainty regarding the collection of the Brazilian retail agricultural receivables, CNH also monitors the credit risk specific to this portfolio. These receivables are monitored on a collective basis for impairment. The aging of receivables as of December 31, 2012 and 2011 is as follows:

	2012
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Receivables	Recorded Investment > 90 Days and Accruing
	(in millions)
Retail
North America	$21	$5	$22	$48	$7,314	$7,362	$3
EAME & CIS	1	1	10	12	55	67	—
Latin America	3	2	92	97	1,297	1,394	—
APAC	1	2	2	5	1,041	1,046	1
Wholesale
North America	1	—	6	7	3,268	3,275	—
EAME & CIS	5	3	30	38	1,618	1,656	—
Latin America	1	1	3	5	734	739	—
APAC	7	4	36	47	361	408	17
Total
Retail	$26	$10	$126	$162	$9,707	$9,869	$4

Wholesale	$14	$8	$75	$97	$5,981	$6,078	$17

	2011
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Receivables	Recorded Investment > 90 Days and Accruing
	(in millions)
Retail
North America	$25	$7	$32	$64	$6,192	$6,256	$3
EAME & CIS	2	1	21	24	121	145	—
Latin America	4	2	141	147	1,101	1,248	—
APAC	2	1	3	6	1,061	1,067	2
Wholesale
North America	2	2	5	9	2,873	2,882	1
EAME & CIS	5	3	32	40	1,566	1,606	—
Latin America	10	4	5	19	632	651	—
APAC	14	4	48	66	309	375	22
Total
Retail	$33	$11	$197	$241	$8,475	$8,716	$5

Wholesale	$31	$13	$90	$134	$5,380	$5,514	$23

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impaired receivables are receivables for which CNH has determined it will not collect all the principal and interest payments as per the terms of the contract. As of December 31, 2012 and 2011, CNH’s recorded investment in impaired receivables individually evaluated for impairment and the related unpaid principal balances and allowances are as follows:

	2012			2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(in millions)
With no related allowance recorded
Retail
North America	$6	$6		$7	$7
EAME & CIS	—	—		—	—
Latin America	—	—		—	—
APAC	—	—		—	—
Wholesale
North America	—	—		—	—
EAME & CIS	157	157		87	87
Latin America	—	—		—	—
APAC	6	6		4	4
With an allowance recorded
Retail
North America	43	38	28	66	61	$43
EAME & CIS	16	16	11	23	23	21
Latin America	—	—	—	—	—	—
APAC	4	4	3	7	7	6
Wholesale
North America	64	63	12	60	58	13
EAME & CIS	455	455	52	491	491	37
Latin America	98	94	20	73	71	14
APAC	48	47	30	20	18	12
Total
Retail	$69	$64	$42	$103	$98	$70

Wholesale	$828	$822	$114	$735	$729	$76

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2012 and 2011, the Company’s average recorded investment in impaired receivables individually evaluated for impairment (based on a thirteen month average) and the related interest income recognized is as follows:

	2012		2011
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(in millions)
With no related allowance recorded
Retail
North America	$5	$—	$3	$—
EAME & CIS	—	—	—	—
Latin America	—	—	—	—
APAC	—	—	—	—
Wholesale
North America	—	—	—	—
EAME & CIS	165	—	89	—
Latin America	—	—	—	—
APAC	7	—	3	—
With an allowance recorded
Retail
North America	52	3	82	4
EAME & CIS	23	1	25	1
Latin America	—	—	—	—
APAC	4	—	8	1
Wholesale
North America	77	3	72	2
EAME & CIS	516	1	499	1
Latin America	93	8	77	6
APAC	57	1	21	1
Total
Retail	$84	$4	$118	$6

Wholesale	$915	$13	$761	$10

Recognition of interest income is generally suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs first. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended interest income is recognized at that time. The receivables on nonaccrual status as of December 31, 2012 and 2011 are as follows, in millions:

	2012			2011
	Retail	Wholesale	Total	Retail	Wholesale	Total
North America	$29	$61	$90	$55	$55	$110
EAME & CIS	10	29	39	21	33	54
Latin America	95	1	96	143	—	143
APAC	1	20	21	2	14	16

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate, extended skip payment periods and waving of interest and principal.

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

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the receivable based on a credit review, the TDR classification is not removed from the receivable.

For the year ended December 31, 2012, the Company has approximately 1,100 retail and finance receivable contracts in North America, of which the pre-modification value was $40 million and the post-modification value was $38 million. The court has determined the concession in 609 of these cases. The pre-modification value of these contracts was $11 million and the post-modification value $10 million. For the year ended December 31, 2011, the Company had approximately 1,400 retail and finance receivable contracts in North America of which the pre-modification value was $34 million and the post-modification value was $32 million. The court has determined the concession in 627 of these cases. The pre-modification value of these contracts was $10 million and the post-modification value $9 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2012 and 2011.

For the year ended December 31, 2012, the Company has approximately $84 million in retail and finance lease contracts in Latin America classified as TDR’s. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities. For the year ended December 31, 2012, the amount of these receivables that subsequently redefaulted was approximately $6 million. For the year ended December 31, 2011, the Company had approximately $73 million in retail and finance lease contracts in Latin America classified as TDR’s. The concessions granted on these receivables were primarily skip payments and extensions of contract maturities. For the year ended December 31, 2011, the amount of these receivables that subsequently re-defaulted was approximately $10 million.

As of December 31, 2012, the Company has 12 wholesale agreements with a pre- and post-modification balance of approximately $26 million and $12 million, respectively. As of December 31, 2011, the Company had six wholesale agreements with a pre- and post-modification balance of approximately $24 million and $22 million, respectively. The wholesale TDRs that subsequently redefaulted were immaterial for the years ended December 31, 2012 and 2011.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Historical loss and delinquency amounts for the Company’s managed receivables for 2012 and 2011 are as follows:

	Principal Amount of Receivables at December 31,	Principal More Than 30 Days Delinquent at December 31,	Net Credit Losses for the Year Ending December 31,
	(in millions)
2012
Type of receivable:
Retail and other notes and finance leases	$12,282	$237	$58
Wholesale	5,835	24	5

Total managed receivables	$18,117	$261	$63

Comprised of receivables:
Held in portfolio	$15,772
Serviced for Equipment Operations	91
Serviced for joint ventures	2,012
Serviced for others under BNDES program	195
Sold	47

Total managed receivables	$18,117

2011
Type of receivable:
Retail and other notes and finance leases	$11,874	$324	$339
Wholesale	5,215	45	44

Total managed receivables	$17,089	$369	$383

Comprised of receivables:
Held in portfolio	$14,636
Serviced for Equipment Operations	192
Serviced for joint ventures	1,841
Serviced for others under BNDES program	310
Sold	110

Total managed receivables	$17,089

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4: Inventories

Inventories as of December 31, 2012, and 2011 consist of the following:

	2012	2011
	(in millions)
Raw materials	$1,027	$1,129
Work-in-process	226	218
Finished goods	2,481	2,315

Total inventories	$3,734	$3,662

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2012, and 2011 is as follows:

	2012	2011
	(in millions)
Land, buildings and improvements	$1,144	$1,049
Machinery and equipment	3,117	2,903
Other equipment	487	399
Construction in progress	235	167

Gross property, plant and equipment	4,983	4,518
Accumulated depreciation	(2,763)	(2,582)

Net property, plant and equipment	$2,220	$1,936

Depreciation expense on the above property, plant and equipment totaled $266 million, $246 million, and $230 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2012, and 2011 is as follows:

	2012	2011
	(in millions)
Equity method	$340	$501
Cost method	5	5

Total	$345	$506

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the combined results of operations and financial position as reported by the investees that CNH accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2012	2011	2010
	(in millions)
Net revenue	$1,856	$5,697	$4,374
Finance and interest income	63	67	62

Total revenue	$1,919	$5,764	$4,436

Gross profit	$388	$1,312	$1,022

Operating income	$311	$663	$577

Net income	$243	$320	$301

	As of December 31,
	2012	2011
	(in millions)
Current assets	$1,938	$5,658
Noncurrent assets	1,339	1,311

Total assets	$3,277	$6,969

Current liabilities	$1,347	$4,733
Noncurrent liabilities	1,116	749

Total liabilities	$2,463	$5,482

Total equity	$814	$1,487

The investees included in these tables for 2012, 2011 and 2010 are Al Ghazi Tractors Ltd. (43% ownership), Turk Traktor re Ziraat Makineteri A.S. (37% ownership), New Holland HFT Japan Inc. (50% ownership), CNH de Mexico S.A. de C.V. (50% ownership), Case Special Excavators N.V. (50% ownership), CNH Capital Europe S.A.S. (50% ownership), and CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R. (49% ownership). The tables for 2011 and 2010 also include Kobelco Construction Machinery Co. Ltd. (20% ownership). The carrying amount of CNH’s equity method investments approximates CNH’s share of the underlying equity in net assets.

Effective December 31, 2012 the initial term of CNH’s global alliance with Kobelco Construction Machinery Co., Ltd. (“KCM”) and Kobe Steel Ltd. (“KSL”) expired and the parties entered a new phase of non-exclusive licensing and supply agreements. As a result, CNH sold its 20% ownership interest in KCM to KSL and recognized a loss of approximately $35 million in 2012. The dispute regarding the amount to be paid by KSL to CNH is in the process of being resolved by binding arbitration pursuant to London Court of International Arbitration (“LCIA”) rules, as provided by the KCM Shareholders Agreement. CNH has received proceeds of $57 million related to this transaction and has recorded a receivable of $26 million from KSL for the final sales price which was held in escrow at December 31, 2012. CNH may incur additional loss in 2013 depending on the results of the arbitration. Please see “Note 14: Commitments and Contingencies” for additional information.

In March 2011, CNH acquired full ownership of L&T Case Equipment Private Ltd. (“L&T”), an unconsolidated joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell construction and building equipment in India. The new wholly owned company took the name Case New Holland Construction Equipment India Private Limited. The purchase price was $50 million. The acquisition resulted in an allocation of $35 million to goodwill, $32 million to net tangible assets, $30 million to intangible assets such as dealer network and acquired technology. A gain of $34 million related to this

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transaction as a result of revaluing CNH’s previously held 50% ownership interest is included in “Other, net” in the accompanying consolidated statement of operations. The process of valuing the assets and the intangibles acquired in connection with this acquisition was completed during the fourth quarter of 2011.

In May 2010, CNH sold its 50% interest in LBX Company LLC for $29 million. A gain of $6 million related to this transaction is included in “Other, net” in the accompanying consolidated statement of operations.

Note 7: Equipment on Operating Leases

A summary of equipment on operating leases as of December 31, 2012, and 2011 is as follows:

	2012	2011
	(in millions)
Equipment on operating leases	$951	$854
Accumulated depreciation	(184)	(188)

Net equipment on operating leases	$767	$666

Depreciation expense totaled $126 million, $114 million, and $120 million for the years ended December 31, 2012, 2011, and 2010, respectively, and is included in “Other, net” in the accompanying consolidated statements of operations.

Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 2012, are as follows:

Amount
(in millions)
2013	$101
2014	62
2015	25
2016	10
2017	2

Total	$200

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2012, and 2011 are as follows:

	Agricultural Equipment Segment	Construction Equipment Segment	Financial Services Segment	Total
	(in millions)
Balance at January 1, 2011	$1,666	$567	$152	$2,385
Acquisition	—	35	—	35
Impact of foreign exchange	(2)	(5)	—	(7)

Balance at December 31, 2011	1,664	597	152	2,413
Acquisition	—	—	—	—
Impact of foreign exchange	2	—	1	3

Balance at December 31, 2012	$1,666	$597	$153	$2,416

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase of $35 million in 2011 to Construction Equipment goodwill is due to the acquisition of L&T Case Equipment Private Limited. Refer to “Note 6: Investments in Unconsolidated Subsidiaries and Affiliates” for additional information.

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2012 and 2011, CNH performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

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

CNH determines the fair value of its reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, CNH calculates the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with CNH budgeting and forecasting process. Under the market approach, CNH estimates the fair value of the Agricultural and Construction Equipment reporting units using revenue and EBITDA multiples and estimates the fair value of the Financial Services reporting unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2012, the estimated fair value of the Agricultural Equipment and Financial Services reporting units, as well as indefinite-lived intangible assets, substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 14%. This reporting unit is considered to be at higher risk of potential failure of step one of the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment test in future reporting periods, due primarily to decline in market demand for construction equipment, particularly in emerging markets and Europe.

The sum of the fair values of CNH’s reporting units was in excess of CNH’s market capitalization. CNH believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

As of December 31, 2012, and 2011, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2012			2011
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering Drawings	20	$377	$262	$115	$376	$245	$131
Dealer Networks	25	226	113	113	230	104	126
Software	5	478	369	109	436	333	103
Other	10 – 30	86	42	44	78	39	39

		1,167	786	381	1,120	721	399

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$1,439	$786	$653	$1,392	$721	$671

CNH recorded amortization expense of $65 million, $66 million, and $65 million during 2012, 2011, and 2010, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $58 million in 2013; $50 million in 2014; $42 million in 2015, $35 million in 2016; and $30 million in 2017.

Note 9: Credit Facilities and Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. These facilities generally provide for facility fees on the total commitment, whether used or unused. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes CNH’s credit facilities, borrowings thereunder and availability at December 31, 2012:

	Currency	Maturity(A)	Committed (C)/ Uncommitted (U)	Total Facility	Equipment Operations			Financial Services			Consolidated			Total Available	Guarantor
					Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term	Short- term	Current Maturities	Long- term
BNDES Financing
BNDES Subsidized Financing	BRL	Various from Jan-13 to Nov-20	C	$1,100	$—	$—	$—	$—	$313	$756	$—	$313	$756	$31	Fiat Ind.	(C)

Subtotal				1,100	—	—	—	—	313	756	—	313	756	31
Committed Asset-Backed Facilities
Retail Securitization(B)	USD	Sep-14	C	1,200	—	—	—	—	92	274	—	92	274	834
Retail Securitization(B)	CAD	Dec-14	C	502	—	—	—	—	65	258	—	65	258	179
Retail Securitization(B)	AUD	Mar-13	C	664	—	—	—	—	163	306	—	163	306	195
Wholesale VFN	USD	Various from Mar-13 through Nov-13	C	1550	—	—	—	1,550	—	—	1,550	—	—	—
Wholesale VFN	CAD	Dec-14	C	588	—	—	—	549	—	—	549	—	—	39
Wholesale VFN	AUD	Dec-13	C	208	—	—	—	134	—	—	134	—	—	74
Wholesale Securitization .	EUR	Aug-15	C	657	—	—	—	—		484	—		484	173
Operating Lease	USD	Dec-13	C	100	—	—	—	—	14	83	—	14	83	3

Subtotal				5,469	—	—	—	2,233	334	1,405	2,233	334	1,405	1,497
Other Third Party Facilities
Revolving Credit Facilities	USD	Various from Dec-2013 to Jul-2016	C	650	—	73	—	—	—		—	73		577
Various Credit Lines—Latin America	Multiple	Various from Jan-2013 to Dec-2017	C	363	—	183	159	—	—	—	—	183	159	21
Factoring Lines	Multiple	Various from Jan-2013 through Feb-2017	U	1,302	10	—	—	751	22	12	761	22	12	507
Credit Lines—Australia	AUD	Jan-13 and Sep-13	C	125	—	—	—	125	—	—	125	—	—	—	Fiat Ind.	(D)
Other Credit Lines	Multiple	Various from Jan-13 to Dec-13	U/C	89	33	—	—	—	—	—	33	—	—	56

Subtotal				2,529	43	256	159	876	22	12	919	278	171	1,161
Fiat Industrial Facilities
Credit Lines with Fiat Industrial	Multiple	Various from Jan-13 to Mar-17	U	1,955	7	—	—	203	7	3	210	7	3	1,735
Subtotal				1,955	7	—	—	203	7	3	210	7	3	1,735

Total Credit Facilities				$11,053	$50	$256	$159	$3,312	$676	$2,176	$3,362	$932	$2,335	$4,424

Amount above with or guaranteed by Fiat Industrial Subsidiaries				$2,847	$7	$—	$—	$265	$81	$759	$272	$81	$759	$1,735

(A)	Maturity Dates reflect maturities of the credit facility which may be different than the maturities of the advances under the facility.
(B)	U.S., Australia and Canada Retail and Operating Lease financings are paid only as the underlying receivables are collected.
(C)

$830 million (1.7 billion Brazilian Reals) of total facility of $1.1 billion is guaranteed by Fiat Industrial. BNDES has increased the total facility amount for the period January 1, 2013 to June 30, 2013 by $293 million to $1.4 billion.

(D)	$62 million (60 million Australian dollars) of $125 million is guaranteed by Fiat Industrial.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

BNDES Financing

Financial Services participates in the FINAME (Agência Especial de Financiamento Industrial) program sponsored by BNDES, a development agency of the government of Brazil. At December 31, 2012, the outstanding balance of credit facilities to Financial Services under the program was 2.2 billion Brazilian reals ($1.1 billion). The facility is partially guaranteed by Fiat Industrial in total amount of 1.7 billion Brazilian reals ($0.8 billion). Fiat Industrial is charging a guarantee fee of 0.0625% per annum on the average outstanding amount of such guaranteed amount. During 2005 through 2008, BNDES instituted mass debt relief plans providing a moratorium on payments due, an extension of the loan term, and additional advances under the program. For the 2005 through 2008 extensions, Financial Services received an equivalent extension of principal amounts due to BNDES. Repayment to BNDES under the credit facilities is proportionate to amounts due to Financial Services under the program loans. Additional advances are at the discretion of BNDES.

Committed Asset-backed Facilities

CNH has access to asset-backed facilities through which it may sell retail receivables generated by Financial Services in the United States, Australia and Canada. As these transactions do not meet the criteria for sale, the related debt is included in the accompanying consolidated balance sheets. CNH utilizes these facilities to fund the origination of receivables and, per the terms of these facilities, may later repurchase the receivables and either resell the receivables in the term ABS markets or utilize alternative financing for the receivables. Under these retail facilities, the maximum amount of proceeds that can be accessed at one time is $2.4 billion. Under these retail facilities, if the receivables sold are not repurchased by CNH, the related debt is paid only as the underlying receivables are collected. Such receivables have maturities not exceeding 7 years. Borrowings against these facilities accrue interest at prevailing money market rates plus program fees. Borrowings are obtained in U.S. dollars and certain other foreign currencies.

CNH finances its wholesale receivables portfolios in the U.S., Canada and Australia with the issuance of Variable Funding Notes (“VFN”) which are privately subscribed by certain banks or conduits. These notes accrue interest at prevailing money market rates plus program fees.

CNH has access to an asset-backed facility in the U.S. to finance up to $100 million of operating leases generated by U.S. customers. Borrowings against this facility accrue interest at prevailing money market rates plus a program fee.

CNH finances a portion of its wholesale receivables portfolios in Europe with a three-year committed securitization program, whose notes are subscribed by a bank-sponsored conduit. Cost of funds is represented by prevailing money market rates plus program fee.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiat Industrial Facilities

At December 31, 2012, CNH had uncommitted credit facilities with various Fiat Industrial treasury subsidiaries with an outstanding amount of $220 million, with $1.7 billion of remaining availability.

The applicable margin for intersegment debt and debt with Fiat Industrial treasury subsidiaries is based on Fiat Industrial intercompany borrowing and lending rates applied to all of its affiliates. These rates are determined by Fiat Industrial based on its cost of funding for debt of different maturities. CNH believes that rates applied by Fiat Industrial to CNH’s related party debt were at least as favorable as alternative sources of funds CNH might have obtained from third parties. The weighted average interest rate of Fiat Industrial financing as of December 31, 2012 was 2.81%.

Short-Term Debt

A summary of short-term debt, as of December 31, 2012, and 2011 is as follows:

	2012			2011
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Drawn under credit facilities	$50	$3,312	$3,362	$65	$3,612	$3,677
Short-term debt—Fiat Industrial subsidiaries	95	8	103	73	86	159
Short-term debt—other	216	116	332	6	230	236
Intersegment short-term debt	—	1,922	—	95	1,394	—

Total short-term debt	$361	$5,358	$3,797	$239	$5,322	$4,072

The weighted-average interest rate on consolidated short-term debt at December 31, 2012, and 2011 was 2.73% and 3.32%, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

A summary of long-term debt as of December 31, 2012 and 2011, including long-term drawings under credit lines, is as follows:

	2012			2011
	Equipment Operations	Financial Services	Consolidated	Equipment Operations	Financial Services	Consolidated
	(in millions)
Notes:
Payable in 2013, interest rate of 7.750% (*)	$999	$—	$999	$997	$—	$997
Payable in 2016, interest rate of 7.250% (*)	257	—	257	259	—	259
Payable in 2017, interest rate of 7.875% (*)	1,575	—	1,575	1,552	—	1,552
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	—	—
Notes with Fiat Industrial subsidiaries:
Other notes, weighted-average interest rate of 4.180% in 2012 and 5.710% in 2011 of which $15 million is due in 2013	19	15	34	65	223	288
Credit Facilities:
Drawn amounts under credit facilities (excluding asset-backed facilities)	415	1,113	1,528	775	922	1,697
Asset-backed facilities, of which $334 million is due in 2013	—	1,739	1,739	—	606	606
Other Debt:
Asset-backed debt, of which $2,098 million is due in 2013	—	6,534	6,534	—	6,919	6,919
Other debt	108	242	350	8	212	220
Intersegment debt	554	554	—	598	599	—

Total long-term debt	3,927	11,447	14,266	4,254	9,981	13,038
Less-current maturities	(1,275)	(2,857)	(4,132)	(682)	(3,730)	(4,412)

Total long-term debt excluding current maturities	$2,652	$8,590	$10,134	$3,572	$6,251	$8,626

(*)	Includes unamortized discount and swap adjustments

In January 1996, Case Corp. (now CNH America LLC) issued $254 million 7.25% Senior Notes (the “7.250% Senior Notes”), due 2016.

In August 2009, Case New Holland Inc. issued $1.0 billion of debt securities at an annual fixed rate of 7.750% (the “7.750% Senior Notes”) due 2013.

In June 2010, Case New Holland Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due 2017.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Both the 7.750% Senior Notes and the 7.875% Senior Notes are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries.

The 7.750% Senior Notes and the 7.875% Senior Notes contain certain covenants that limit the ability of CNH and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH non-guarantor restricted subsidiaries other than Case New Holland Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH, Case New Holland and CNH guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets.

The 7.750% Senior Notes and the 7.875% Senior Notes are redeemable at Case New Holland Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures. The 7.250% Senior Notes are redeemable in whole or in part at any time at the option of CNH America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.250% Senior Notes have been fully guaranteed by CNH Global N.V.

In December 2010, CNH Global entered into a $300 million one-year revolving committed credit facility with a syndicated group of banks, 90% insured by the Export-Import Bank of the United States. The facility was available to support U.S. export sales and provided advances with repayment terms of up to 360 days. It was fully paid back in the course of 2012. In December 2012, CNH Global entered into a new $300 million one-year revolving committed credit facility with a syndicated group of banks, 90% insured by the Export-Import Bank of the United States. As in the case of the prior revolving facility, the new facility is available to support U.S. export sales and provides advances with repayment terms of up to 360 days. As of the end of 2012, the facility was utilized in the amount of $73 million.

In July 2011, CNH Capital LLC closed a $250 million, 5-year, unsecured committed credit facility. The facility includes a $150 million term loan which thereafter was fully drawn with a 5-year tenure, and a $100 million revolving credit facility that has remained fully available.

In November 2011, CNH Capital LLC issued $500 million of debt securities at an annual fixed rate of 6.250% (the “6.250% Notes”) due 2016. The 6.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In April 2012, CNH Capital LLC entered into a $250 million, 3-year, unsecured committed credit facility. The facility is fully available.

In October 2012, CNH Capital LLC issued $750 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes”) due 2015. The 3.875% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In December 2012, CNH Argentina received the first advance of ARS 41 million ($8 million) under the ARS 145 million ($29 million), 5-year financing subsidized by the Argentinian Government program called “Programa de Financiamento Productivo del Bicentenario”. The agreement provides for subsequent advances to be disbursed in proportion to the development of the investment in the new plant in Cordoba. Each advance amortizes over a period not exceeding December 2017 and is secured by dealer receivables.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the minimum annual repayments of long-term debt as of December 31, 2012, for 2014 and thereafter is as follows:

	Equipment Operations	Financial Services	Consolidated
	(in millions)
2014	$130	$2,703	$2,833
2015	70	3,053	3,123
2016	299	1,826	2,125
2017	1,592	331	1,923
2018 and thereafter	7	123	130
Long-Term Intersegment	554	554	—

Total	$2,652	$8,590	$10,134

Note 10: Income Taxes

The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
	(in millions)
The Netherlands source	$14	$32	$17
Foreign sources	1,438	1,119	399

Income before taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,452	$1,151	$416

The provision for income taxes for the years ended December 31, 2012, 2011, and 2010 consisted of the following:

	2012	2011	2010
	(in millions)
Current income taxes	$488	$217	$105
Deferred income taxes	(65)	126	(28)

Total income tax provision	$423	$343	$77

A reconciliation of CNH’s statutory and effective income tax rate for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Tax provision at the Netherlands statutory rate	25%	25%	26%
Foreign income taxed at different rates	7	9	15
Change in valuation allowance	—	(3)	(9)
Withholding taxes	2	3	6
Tax contingencies	3	(1)	(16)
Tax credits and incentives	(9)	(4)	(10)
Tax rate and legislative changes	—	1	6
Other	1	—	1

Total income tax provision	29%	30%	19%

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2012, CNH reduced net tax contingencies by approximately $31 million as a result of the settlement of certain tax examinations. In addition, CNH released $45 million of valuation allowances on deferred tax assets in certain jurisdictions, where it was deemed more likely than not that the assets will be realized based on available evidence.

The components of net deferred tax assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
	(in millions)
Deferred tax assets:
Pension, postretirement and post employment benefits	$491	$535
Marketing and sales incentive programs	355	317
Allowance for credit losses	146	128
Inventories	124	86
Warranty and campaigns	101	79
Accrued liabilities	344	318
Tax loss carry forwards	555	542
Less: Valuation allowances	(474)	(443)

Total deferred tax assets	$1,642	$1,562

Deferred tax liabilities:
Other intangible assets	190	197
Property, plant and equipment	355	340
Inventories	103	99
Other	84	54

Total deferred tax liabilities	732	690

Net deferred tax assets	$910	$872

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2012 and 2011 as follows:

	2012	2011
	(in millions)
Current deferred tax asset	$659	$645
Other assets	447	542
Other accrued liabilities	(59)	(129)
Other liabilities	(137)	(186)

Net deferred tax asset	$910	$872

CNH has tax loss carry forwards in a number of tax jurisdictions. The years in which these tax losses expire are as follows: $3 million in 2013; $8 million in 2014; $2 million in 2015; $12 million in 2016; $22 million in 2017; $8 million in 2018; $69 million with expiration dates from 2019 through 2032. CNH also has tax loss carry forwards of approximately $1 billion with indefinite lives. Certain countries have a “change in ownership” rule that results in forfeiture of tax loss carry forwards. Due to the Fiat demerger, on January 1, 2011, CNH forfeited nearly $1 billion of tax loss carry forwards that were offset by full long-standing valuation allowances, principally relating to Germany.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH formerly participated in tax sharing agreements with other Fiat Group companies in the U.K. and Italy. These agreements allow tax losses generated in one company to offset the income of the other companies within the Fiat Group. Due to the Fiat demerger, CNH now participates in tax sharing agreements in the U.K. and Italy with companies in the Fiat Industrial Group. CNH derived $15 million, $61 million and $66 million for the years ended December 31, 2012, 2011 and 2010 of tax benefit from the tax sharing agreements.

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2012	2011
	(in millions)
Balance, beginning of year	$305	$312
Additions based on tax positions related to the current year	72	36
Additions for tax positions of prior years	2	36
Reductions for tax positions of prior years	(81)	(53)
Reductions for tax positions as a result of lapse of statute	(3)	(25)
Settlements	(26)	(1)

Balance, end of year	$269	$305

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $144 million and $117 million for 2012 and 2011, respectively.

The remaining tax contingencies included in the balance sheet at December 31, 2012 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $146 million and increases of approximately $43 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance at December 31, 2012, are $5 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately $(9) million, $(5) million and $(18) million in interest and penalties, respectively. The Company had approximately $41 million, $48 million and $55 million for the payment of interest and penalties accrued at December 31, 2012, 2011 and 2010, respectively.

In the third quarter of 2012, New Holland Fiat (India) Pvt. Ltd (NHFIPL) lost its Indian Supreme Court case regarding the amount of excise tax duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. See "Note 21: Related Party Information" for additional information.

On January 2, 2013, President Obama signed The American Taxpayer Relief Act of 2012 (H.R. 8) legislation which extended many of the tax provisions that expired in 2011 or 2012. For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President. Since President Obama signed the bill on January 2, 2013, the financial reporting for these legislative changes will occur in the first quarter of 2013. Therefore, for 2012, no tax

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefit will be recorded for the research and development tax credit and due to the expiration of certain Subpart F provisions in 2012, the expiration of the active financing income exception is reflected in the 2012 results. In the first quarter of 2013, the full 2012 research and development tax credit will be recorded as a discrete tax benefit item and the benefit of the 2012 active financing income exception will be recorded. The total tax impact to the first quarter of 2013 is estimated to be approximately $9 million.

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

During 2012, certain jurisdictions enacted changes to their respective income tax legislation that have an impact on the Company. Effective on January 1, 2011, the Netherlands reduced its corporate income tax rate from 25.5% to 25%. In addition to changes in statutory tax rates, certain countries enacted legislation limiting the amount of loss carryforwards that can offset taxable income. During 2012, France announced the Amended Finance Act of 2013. Under the new provisions, the amount of losses that can be utilized in the current year would be limited to 50% of the current year taxable profits that exceed €1 million. During 2011, Law Decree n. 98/2011 which repealed the five-year carryforward rules and allows only 80% of the fiscal year’s taxable income to be offset by ordinary losses, was enacted by the Italian parliament. Therefore, an Italian company must pay IRES federal tax on at least 20% of its taxable income starting in 2011.

On July 17, 2012, the UK Finance Act 2012 received Royal Assent passing into law a number of tax measures including the tax rate reduction, controlled foreign corporation reform and the introduction of the “patent box” regime. The key measure is a phased-in 2% reduction to the corporate income tax rate. The reduction to 22% for the year beginning April 1, 2014 is expected to be included in the Finance Act 2013 and be substantively enacted in 2013. Pursuant to ASC 740-10-25-47, deferred taxes are required to be measured using the tax laws and rates that are fully enacted (rather than substantially enacted) as of the balance sheet date. The effect of changes in tax laws, including those with retroactive application, should be recorded in the financial reporting period that includes the enactment date with the entire tax effect of a change allocated to continuing operations. The deferred tax balances have been adjusted for the enacted 23% tax rate change. The U.K. budget was presented on December 5, 2012 and proposed a further reduction in the corporate income tax to 21% from April 2014.

The Company files income tax returns in various foreign jurisdictions, of which the U.S., Brazil, Australia, Canada, Switzerland and certain countries in the European Union represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 2001 through 2011 that are anticipated to be completed by the end of 2014. During 2012, the Company settled various tax examinations and has made cash payments of approximately $26 million. Certain taxing authorities have proposed adjustments to the Company for certain tax positions and the Company is currently engaged in competent authority proceedings. The Company anticipates that it is reasonably possible to reach a settlement by the end of 2014. The potential tax deficiency assessment could result in cash payments in the range of $40 to $45 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the Company’s financial position or its results of operations.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has not provided deferred taxes on $4.2 billion undistributed earnings of non-Netherlands’ subsidiaries at December 31, 2012, as the Company’s intention continues to be to indefinitely reinvest these earnings in non-Netherlands operations. In order to better align the Company’s global equity structure, Case New Holland Inc. distributed $2 billion to CNH Global N.V. in a non-recurring distribution on December 22, 2011. This distribution is subject to a 5% U.S. withholding tax, which resulted in a $32 million tax expense for 2011.

Note 11: Restructuring

No significant restructuring actions were taken in 2012 and 2011.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations and Funded Status

The following summarizes data from CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2012 and 2011:

	Pension Benefits		Other Postretirement Benefits
	2012	2011	2012	2011
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of year	$2,866	$2,807	$1,173	$1,156
Service cost	23	25	9	9
Interest cost	129	143	52	58
Plan participants’ contributions	2	2	6	6
Actuarial loss	242	90	39	23
Gross benefits paid	(188)	(190)	(80)	(79)
Plan amendments	12	—	—	—
Currency translation adjustments and other	58	(11)	4	—

Actuarial present value of benefit obligation at end of year	3,144	2,866	1,203	1,173

Change in plan assets:
Plan assets at fair value at beginning of year	2,135	2,071	81	74
Actual return on plan assets	204	124	12	16
Employer contributions	128	126	70	63
Plan participants’ contributions	2	2	6	6
Gross benefits paid	(188)	(190)	(80)	(79)
Currency translation adjustments and other	41	2	3	1

Plan assets at fair value at end of year	2,322	2,135	92	81

Funded status:	$(822)	$(731)	$(1,111)	$(1,092)

The Health Care Acts signed into law in 2010 impose an excise tax on U.S. health benefit plans when the aggregate value of employer-sponsored health insurance coverage for a plan participant exceeds a threshold amount beginning in 2018 (so-called “Cadillac Plans”). The tax is equal to 40 percent of the excess over the threshold. CNH expects to incur additional costs of $20 million, calculated on a present value basis, on its U.S. postretirement health insurance plans as a result of the excise tax. These costs have been included in the measurement of the CNH’s benefit obligations as of December 31, 2012 and 2011.

The net actuarial loss of $242 million in 2012 and $90 million in 2011 on pension benefits and $39 million in 2012 and $23 million in 2011 on other postretirement benefits were primarily due to lower discount rates.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net amounts recognized in the consolidated balance sheets as of December 31, 2012 and 2011 consist of:

	Pension Benefits		Other Postretirement Benefits
	2012	2011	2012	2011
	(in millions)
Non-current assets	$7	$6	$—	$—
Current liabilities	(39)	(36)	(75)	(80)
Non-current liabilities	(790)	(701)	(1,036)	(1,012)

Net liability recognized at end of year	$(822)	$(731)	$(1,111)	$(1,092)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2012 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Unrecognized actuarial losses	$(988)	$(237)
Unrecognized prior service (cost) credit	(10)	34

Total	$(998)	$(203)

The following table summarizes CNH’s pension plans with accumulated benefit obligations in excess of plan assets:

	December 31,
	2012	2011
	(in millions)
Accumulated benefit obligation	$2,982	$2,720

Fair value of plan assets	$2,206	$2,021

The following table summarizes CNH’s pension plans with projected benefit obligations in excess of plan assets:

	December 31,
	2012	2011
	(in millions)
Projected benefit obligation	$3,035	$2,759

Fair value of plan assets	$2,206	$2,021

The total accumulated benefit obligation for all pension plans as of December 31, 2012 and 2011, was $3,091 million and $2,828 million, respectively. Total projected benefit obligations for unfunded pension plans were $493 million and $418 million as of December 31, 2012 and 2011, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2012, 2011, and 2010:

	Pension Benefits			Other Postretirement Benefits
	2012	2011	2010	2012	2011	2010
	(in millions)
Service cost	$23	$25	$24	$9	$9	$9
Interest cost	129	143	144	52	58	60
Expected return on assets	(147)	(148)	(137)	(6)	(6)	(5)
Amortization of:
Prior service cost (credit)	3	2	2	(14)	(26)	(41)
Actuarial loss	69	62	66	20	21	15

Net periodic benefit cost	77	84	99	61	56	38
Curtailment and settlement loss (gain) and other	2	—	1	—	—	(1)

Net periodic benefit cost	$79	$84	$100	$61	$56	$37

Expense related to benefits for inactive employees totaled $80 million, $87 million, and $97 million for the years ended December 31, 2012, 2011, and 2010, respectively, and are included in “Other, net” in the accompanying consolidated statements of operations.

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive loss during 2012 consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net periodic benefit cost recognized in net income	$(79)	$(61)
Other changes in plan assets and benefit obligations:
Net actuarial loss	(185)	(33)
Amortization of actuarial loss	69	20
Amortization of prior service cost (credit)	3	(14)
Prior service cost	(11)	—
Currency translation adjustments and other	(11)	(1)

Total recognized in other comprehensive loss	(135)	(28)

Total recognized	$(214)	$(89)

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax amounts expected to be amortized in 2013 from accumulated other comprehensive loss consist of:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Actuarial losses	$76	$22
Prior service cost (credit)	2	(12)

Total	$78	$10

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2012 and 2011, and the net periodic benefit cost of CNH’s defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Assumptions used to determine funded status at December 31:
Weighted-average discount rates	3.78%	3.80%	4.64%	4.57%
Rate of increase in future compensation	3.13%	3.50%	3.32%	3.50%
Assumptions used to determine expense for the years ended December 31:
Weighted-average discount rates	4.64%	4.57%	5.17%	5.18%	5.51%	5.26%
Rate of increase in future compensation	3.32%	3.50%	3.39%	3.50%	3.42%	3.50%
Weighted-average, long-term rates of return on plan assets	6.94%	7.25%	7.13%	7.50%	7.34%	7.75%

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

As of December 31, 2012, the U.S. and Canada represented approximately 95% and 5%, respectively, of the total other postretirement benefit obligations. The following assumed health care trend rates were utilized in determining the funded status as of December 31, 2012 and 2011, and net periodic benefit cost of CNH’s postretirement health and life insurance plans for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010
	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan	U.S. Plans	Canadian Plan
Assumptions used to determine funded status at December 31:
Weighted-average, assumed initial healthcare cost trend rate	7.01%	7.50%	7.51%	8.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2018
Assumptions used to determine expense for the years ended December 31:
Weighted-average, assumed initial healthcare cost trend rate	7.51%	8.00%	8.00%	8.50%	8.50%	9.00%
Weighted-average, assumed ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year anticipated attaining ultimate healthcare cost trend rate	2017	2018	2017	2018	2017	2018

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2012 net postretirement benefit expense	$7	$(5)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2012	$152	$(115)

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

Weighted average target asset allocation for all plans for 2012 are as follows:

All Plans
Asset category:
Equity securities	33%
Debt securities	52%
Cash/Other	15%

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2012:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$139	$139	$—	$—
U.S. equities—Mid cap	45	45	—	—
U.S. equities—Small cap	67	67	—	—
Non-U.S. equities	26	26	—	—

Total equity securities	277	277	—	—

Fixed income securities:
U.S. government bonds	248	247	1	—
U.S. corporate bonds	251	—	251	—
Non-U.S. government bonds	409	25	384	—
Non-U.S. corporate bonds	81	—	81	—
Mortgage backed securities	7	—	7	—
Other fixed income	21	—	21	—

Total fixed income securities	1,017	272	745	—

Other types of investments:
Mutual funds(A)	716	—	716	—
Investment funds(B)	350	—	350	—
Insurance contracts	25	—	—	25
Derivatives:
Credit default swaps—Assets	1	—	1	—

Credit default swaps—net value	1	—	1	—
Total other types of investments	1,092	—	1,067	25

Cash:	28	2	26	—

Total	$2,414	$551	$1,838	$25

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2012:

Insurance Contracts
Balance at December 31, 2011	$27
Actual return on plan assets relating to assets still held at reporting date	1
Purchases	3
Settlements	(5)
Currency impact	(1)

Balance at December 31, 2012	$25

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$119	$119	$—	$—
U.S. equities—Mid cap	45	45	—	—
U.S. equities—Small cap	58	58	—	—
Non-U.S. equities—Large cap	10	10	—	—

Total equity securities	232	232	—	—

Fixed income securities:
U.S. government bonds	246	229	17	—
U.S. corporate bonds	267	—	267	—
Non-U.S. government bonds	301	25	276	—
Non-U.S. corporate bonds	52	—	52	—
Mortgage backed securities	7	—	7	—
Other fixed income	2	—	2	—

Total fixed income securities	875	254	621	—

Other types of investments:
Mutual funds(A)	704	—	704	—
Investment funds(B)	336	—	336	—
Insurance contracts	27	—	—	27
Derivatives:
Credit default swaps—Assets	5	—	5	—
Credit default swaps—Liabilities	(6)	—	(6)	—

Credit default swaps—net value	(1)	—	(1)	—
Total other types of investments	1,066	—	1,039	27

Cash:	43	3	40	—

Total	$2,216	$489	$1,700	$27

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2011:

Insurance Contracts
Balance at December 31, 2010	$16
Purchases, issuances and settlements	12
Transfers out of Level 3	(1)

Balance at December 31, 2011	$27

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contributions

CNH’s funding policy is to contribute assets to the plans equal to the amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country.

During 2012, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of $70 million. CNH currently estimates that discretionary contributions to its U.S. defined benefit pension plans will be up to $70 million in 2013. During 2012, CNH contributed $58 million to its non-U.S. defined benefit plans and expects to make contributions in 2013 of approximately $62 million to such plans.

During 2011, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of $70 million. During 2011, CNH contributed $55 million to its non-U.S. defined benefit plans.

During 2012 and 2011, CNH did not make any voluntary contributions to its postretirement benefit plans; however, CNH made benefit payments of $70 million and $63 million during 2012 and 2011, respectively. CNH expects that cash requirements for other postretirement employee benefit costs will be approximately $77 million in 2013.

The following summarizes cash flows related to total benefits expected to be paid from the plans or from Company assets, as well as expected Medicare Part D subsidy receipts:

	Pension Benefits	Other Postretirement Benefits	Medicare Part D Reimbursement
	(in millions)
Employer contributions:
2013 (expected)	$133	$80	N/A

Expected benefit payments/(reimbursements):
2013	$195	$90	$(2)
2014	190	92	(2)
2015	192	93	(3)
2016	189	93	(3)
2017	192	92	(3)
2018 – 2022	973	415	(20)

Total	$1,931	$875	$(33)

Defined Contribution Plans

CNH provides defined contribution plans for its U.S. salaried employees, its U.S. non-represented hourly employees and for its represented hourly employees covered by collective bargaining agreements. During the years ended December 31, 2012, 2011, and 2010, CNH recorded expense of $42 million, $39 million, and $33 million, respectively, for its defined contribution plans.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13: Accrued Liabilities

A summary of other accrued liabilities as of December 31, 2012 and 2011 is as follows:

	2012	2011
	(in millions)
Marketing and sales incentive programs	$1,137	$1,028
Value-added taxes and other taxes payable	586	974
Warranty and campaigns	474	404
Accrued payroll	316	311
Legal reserves	210	229
Accrued income tax liability	125	140
Deferred income	171	143
Accrued interest	82	77
Defined benefit and other retirement plan obligations	139	141
Current deferred tax liability	59	129
Customer advances	80	83
Other	350	264

Total accrued liabilities	$3,729	$3,923

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

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH has received inquiries for information or notices of its potential liability regarding 53 non-owned sites at which regulated materials allegedly generated by us were released or disposed (“Waste Sites”). Of the Waste Sites, 18 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 48 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participation by CNH. The U.S. EPA continues to search for PRPs other than CNH. In December, 2004, a toxic tort suit was filed by area residents against CNH, certain of its subsidiaries including CNH America, and prior owners of the property. While the outcome of this proceeding is uncertain, CNH believes that it has strong legal and factual defenses, and will vigorously defend this lawsuit.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 53 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

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

Based upon information currently available, the Company estimates potential environmental liabilities including remediation, decommissioning, restoration, monitoring, and other closure costs associated with current or formerly owned or operated facilities, the Waste Sites, and other claims to be in the range of $28 million to $80 million. Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2012 and 2011, environmental reserves of approximately $45 million and $46 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

On September 24, 2008, the district court issued its interim award with respect to liability. The district court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron and CNH reached a settlement of this matter on December 20, 2012. Cheron waived and released all claims against CNH in consideration for a settlement payment, which was made on January 11, 2013.

Ligon: On February 5, 2009, a lawsuit was filed by Ligon Capital LLC and HTI LLC (a former CNH supplier) against CNH America LLC. Plaintiffs allege fraudulent suppression and breach of contract resulting from termination of HTI as a CNH supplier in June 2008. Ligon and HTI claim that CNH defrauded them by failing to disclose plans to source from other suppliers and induced Ligon to purchase and process unique components to fulfill CNH’s forecasted hydraulic cylinder orders. The case was tried in Birmingham, AL in December 2011. At trial, plaintiffs sought $9.5 million in compensatory damages consisting of unpurchased inventory, capital improvements, expedited freight charges and overtime allegedly incurred to meet CNH’s forecasted orders, and lost profits. Plaintiffs also sought punitive damages of $25 million. CNH argued at trial that, in the absence of an express contract, it had no duty to disclose its plans to source from other suppliers and any reliance upon forecasted orders (as opposed to firm orders) was unreasonable, because forecasted orders were subject to modification and cancellation. CNH also disputed the amount of alleged damages as being overstated and vigorously defended the case before and during trial. On December 16, 2011, the jury returned its verdict, finding for CNH on the breach of contract claim and for plaintiffs on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. In May 2012, the trial court denied CNH’s motion for post-trial relief. CNH has filed an appeal with the Alabama Supreme Court and submitted its brief in November 2012. Management has considered relevant facts in connection with this matter and has established what it believes to be a reasonable accrual.

Kobelco Constuction Machinery Co., Ltd.: Effective as of December 31, 2012, the initial phase of the global construction equipment alliance between CNH, on the one hand, and KCM and KSL, on the other hand, terminated. In connection with the termination of the initial phase of the global alliance, CNH is required to sell to KSL and KSL is required to repurchase from CNH its 20% ownership interest in KCM (the “KCM Interest”). In connection with the required repurchase, a dispute has arisen with respect to the price to be paid by KSL to CNH in consideration for the KCM Interest under the Shareholders’ Agreement, dated December 9, 2001 (the “KCM Shareholders Agreement”), by and between CNH, KSL, and New Holland Italia S.p.A. Despite the dispute regarding the amount to be paid by KSL to CNH in consideration for the 20% interest in KCM, KSL and CNH agreed to enter into an escrow agreement (the “Escrow Agreement”), with Citibank N.A., as escrow agent, to facilitate a sale of the 20% ownership interest by December 31, 2012. Pursuant to the Escrow Agreement CNH delivered to Citibank, as escrow agent, the share certificates representing CNH’s 20% ownership interest in KCM as well as resignation letters signed by CNH’s representatives to the KCM Board (the “CNH Documents”). KSL transferred to Citibank, as escrow agent, approximately $83 million (the “CNH Price”); such amount being the amount calculated by CNH as the consideration to be paid by KSL for the 20% interest in KCM. On

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2012 Citibank delivered to KSL the CNH Documents. At the same time, Citibank transferred to CNH approximately $57 million (the “KSL Price”); such amount being the amount calculated by KSL as the consideration to be paid by KSL for the 20% interest in KCM. Pursuant to the Escrow Agreement Citibank is to hold in escrow the difference between the CNH Price and the KSL Price and to distribute such funds pursuant to the terms of the arbitration award (or as jointly directed by CNH and KSL). While the arbitration is in its early stages, Management has considered the relevant facts in connection with this matter and believes that it is probable that CNH will ultimately prevail and obtain the remaining escrow funds. Therefore, the Company has recognized a $26 million receivable which is included in “Prepayments and Other” on the consolidated balance sheet as of December 31, 2012.

CNH records litigation expense in the consolidated statements of operations in the line “Other, net.”

Commitments

Minimum rental commitments at December 31, 2012, under non-cancelable operating leases with lease terms in excess of one year are as follows:

Amount
(in millions)
2013	$45
2014	31
2015	34
2016	24
2017	22
2018 and beyond	52

Total minimum rental commitments	$208

Total rental expense for all operating leases was $36 million, $33 million, and $35 million for the years ended December 31, 2012, 2011, and 2010, respectively.

At December 31, 2012, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Private label commercial revolving accounts	$3,946	$221	$3,725
Wholesale and dealer financing	$6,240	$3,406	$2,834

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of December 31, 2012, total commitments of this type were approximately $183 million.

In addition, CNH provides payment guarantees on financial debts of customers for approximately $331 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rates to enable subsidized retail financing to customers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated, and continues to service, secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At December 31, 2012, the guaranteed portfolio balance is $195 million.

Fiat Industrial issued to BNDES a guarantee in the maximum amount of $830 million in connection with BNDES making available to Banco CNH the current credit line. CNH has issued to Fiat Industrial a guarantee in the maximum amount of $830 million, which covers the amounts Fiat Industrial may be required to pay under its guarantee in favor of BNDES.

Warranty and Campaign Reserve

As described in “Note 2: Summary of Significant Accounting Policies,” CNH pays for basic warranty costs and other service action costs. A summary of recorded activity for the years ended December 31, 2012 and 2011 for the basic warranty and accruals for modification programs are as follows:

	2012	2011
	(in millions)
Balance, beginning of year	$404	$350
Current year additions	498	448
Claims paid	(427)	(380)
Currency translation adjustment	(1)	(14)

Balance, end of year	$474	$404

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

Derivatives

CNH utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. These counterparties include certain Fiat Industrial subsidiaries in 2012 and 2011. The total notional amount of foreign exchange hedges with Fiat Industrial subsidiaries as counterparties was approximately $4.7 billion and $3.5 billion as of December 31, 2012 and 2011, respectively. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of consolidated cash flows.

Foreign Exchange Contracts

CNH has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net”. The maturity of these instruments does not exceed 15 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $12 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

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

All of CNH’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH’s foreign exchange derivatives was $5.1 billion and $4.1 billion at December 31, 2012 and 2011, respectively.

Interest Rate Derivatives

CNH has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business for Financial Services. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to the current short-term debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH recognizes interest expense on the related debt. The ineffectiveness is recorded in “Other, net” in the consolidated statements of operations. The maximum length of time over which CNH is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 54 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $10 million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH to mitigate the risk of reductions in the fair value of existing fixed rate long-term bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. There was no material ineffectiveness as a result of fair value hedge relationships for the years ending December 31, 2012, 2011, or 2010.

CNH also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2012, 2011, and 2010.

All of CNH’s interest rate derivatives outstanding as of December 31, 2012 and 2011 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH’s interest rate derivatives was approximately $4.2 billion and $3.8 billion at December 31, 2012 and 2011, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Statement impact of CNH Derivatives

The fair values of CNH’s derivatives as of December 31, 2012 and 2011 in the consolidated balance sheets are recorded as follows:

	2012	2011
	(in millions)
Derivatives Designated as Hedging Instruments:
Current assets – Prepayments and other:
Foreign exchange contracts:
Equipment Operations	$25	—
Interest rate derivatives:
Equipment Operations	7	—
Other assets:
Foreign exchange contracts:
Equipment Operations	—	$23
Interest rate derivatives:
Equipment Operations	83	73

Total assets	$115	$96

Current liabilities – Accrued liabilities:
Foreign exchange contracts:
Equipment Operations	$39	—
Other liabilities:
Foreign exchange contracts:
Equipment Operations	2	$85
Interest rate derivatives:
Financial Services	22	19

Total liabilities	$63	$104

Derivatives Not Designated as Hedging Instruments:
Current assets – Prepayments and other:
Foreign exchange contracts:
Equipment Operations	$22	—
Other assets:
Foreign exchange contracts:
Equipment Operations	—	$12
Interest rate derivatives:
Financial Services	2	4

Total assets	$24	$16

Current liabilities – Accrued liabilities:
Foreign exchange contracts:
Equipment Operations	$18	—
Other liabilities:
Foreign exchange contracts:
Equipment Operations	—	$11
Financial Services	—	2
Interest rate derivatives:
Financial Services	3	3

Total liabilities	$21	$16

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH’s derivatives for the year ended December 31, 2012, 2011 and 2010 are recorded in the following accounts:

	2012	2011	2010
	(in millions)
Fair Value Hedges
Interest rate derivatives—Other, net	$17	$76	$(3)
Gains/(losses) on hedged items—Other, net	(17)	(75)	3

Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(36)	$(18)	$(44)
Interest rate derivatives—accumulated other comprehensive income	(5)	(40)	(33)
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	(8)	(26)	(15)
Foreign exchange contracts—Cost of goods sold	(66)	50	(20)
Interest rate derivatives—Interest expense	(8)	(21)	(41)
Recognized directly in income (amounts excluded from effectiveness testing and ineffective portion):
Foreign exchange contracts—Other, net	(12)	(6)	(29)
Interest rate derivatives—Other, net	2	(3)	(7)

Not Designated as Hedges
Foreign exchange contracts—Other, net	$63	$22	$19
Interest rate derivatives—Other, net	—	(1)	—

Retained Interest in Securitized Assets

For transactions that are considered sales and are off-book, CNH carries retained interests at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the assets sold in connection with such transactions using prepayment, default, loss and interest rate assumptions. CNH recognizes declines in the value of its retained interests, and resulting charges to income or equity, when the fair value is less than the carrying value. The portion of the decline, from discount rates exceeding those in the initial transaction is charged to equity. All other credit-related declines are charged to income. Retained interests in securitized assets are classified in Level 3 of the fair value hierarchy. Assumptions used to determine fair values of retained interests are based on internal evaluations that include constant prepayment rates, annual credit loss rates and discount rates. Although CNH believes its methodology is reasonable, actual results could differ from its expectations. As of December 31, 2012 and 2011, retained interests in securitized assets are $9 million and $18 million, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Level 2		Level 3		Total
	2012	2011	2012	2011	2012	2011
	(in millions)
Assets
Foreign exchange derivatives	$47	$35	$—	$—	$47	$35
Interest rate derivatives	92	77	—	—	92	77
Retained interests	—	—	9	18	9	18

Total assets	$139	$112	$9	$18	$148	$130

Liabilities
Foreign exchange derivatives	$59	$98	$—	$—	$59	$98
Interest rate derivatives	25	22	—	—	25	22

Total liabilities	$84	$120	$—	$—	$84	$120

The following table presents the changes in the Level 3 fair-value category for the years ended December 31, 2012 and 2011:

	Retained Interests	Derivative Financial Instruments
	(in millions)
Balance at December 31, 2010	$39	$(5)
Total gains or losses (realized / unrealized)
Included in earnings	—	5
Included in other comprehensive income (loss)	1	—
Settlements	(22)	—

Balance at December 31, 2011	$18	$—
Total gains or losses (realized / unrealized)
Included in earnings	1	—
Included in other comprehensive income (loss)	1	—
Settlements	(11)	—

Balance at December 31, 2012	$9	$—

In addition, the Company holds government debt securities carried at fair value of $5 million and $80 million as of December 31, 2012 and 2011, respectively. These securities are considered Level 1.

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, deposits in Fiat Industrial subsidiaries’ cash management pools, accounts payable, short-term debt and current maturities of long-term debt included in the consolidated balance sheets approximates fair value.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2012 and 2011 are as follows:

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Retail finance accounts receivable	$9,201	$9,619	$8,221	$8,679
Long-term public debt, excluding current maturities	$3,082	$3,417	$3,308	$3,626
Long-term asset backed debt, excluding current maturities	$5,854	$5,952	$4,272	$4,316
Other long-term debt, excluding current maturities	$1,198	$1,173	$1,047	$985

Retail finance receivables

The fair value of the retail finance receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement. The carrying amounts of short-term receivables were assumed to approximate fair value.

Long-term debt, excluding current maturities

The fair values of the long-term debt were based on current market quotes for identical or similar borrowings and credit risk and they are classified as a Level 2 fair value measurement.

Note 16: Shareholders’ Equity

The Articles of Association of CNH provide for authorized share capital of €1.35 billion, consisting of 188,133,963 common shares, 211,866,037 common shares B and 200 million Series A preference shares, each with a per share par value of €2.25. At the general meeting of the shareholders held on April 3, 2012, the shareholders authorized CNH’s Board of Directors to issue shares for a period ending in March 2017. At an extraordinary meeting of shareholders held on December 17, 2012, the shareholders approved an amendment to the Company’s Articles of Association creating a separate class of shares (the “common shares B”) and the conversion of all of the common shares held by Fiat Netherlands into common shares B. As of December 31, 2012, there were 211,866,037 outstanding common shares B.

During the years ended December 31, 2012 and 2011, changes in CNH common shares issued were as follows:

	Common Shares
	2012	2011
	(in thousands)
Issued as of beginning of year	239,871	238,588
Issuances of CNH Common Shares:
Shares issued to Directors	8	32
Stock-based compensation	2,611	1,251
Conversion of common shares into common shares B	(211,866)	—

Issued as of end of year	30,624	239,871

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no Series A preference shares outstanding during the years ended December 31, 2012 and 2011.

Also at the extraordinary meeting of shareholders held on December 17, 2012, the Company’s shareholders approved a special dividend of $10 per common share ($305 million total) as part of the merger agreement with Fiat Industrial. The special dividend was paid on December 28, 2012. In addition, the Company’s shareholders approved an appropriation of retained earnings for $2.1 billion which represents $10 per common share B. The Company has classified this balance as Special Reserve for class B common shares on the consolidated balance sheet as of December 31, 2012. If the merger agreement is terminated, CNH would pay the special dividend of $10 per common share B. The terms of the merger agreement also prevent the Company from declaring any other dividend without the written consent of Fiat Industrial. For more information about the merger agreement, please see “Note 1: Nature of Operations”. No dividend was declared or paid in 2011 or 2010.

Note 17: Option and Incentive Plans

CNH issues share-based compensation awards to eligible members of the Board of Directors under the CNH Directors’ Compensation Plan, and to certain employees under the CNH Equity Incentive Plan. For the years ended December 31, 2012, 2011, and 2010, CNH recognized total share-based compensation expense of $59 million, $63 million and $34 million, respectively. For the years ended December 31, 2012, 2011, and 2010, CNH recognized a total tax benefit relating to share-based compensation expense of $15 million, $17 million, and $10 million, respectively. As of December 31, 2012, CNH has unrecognized share-based compensation expense related to non-vested awards of approximately $48 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.5 years.

CNH Equity Incentive Plan

The CNH Equity Incentive Plan, as amended, (the “CNH EIP”) provides for grants of various types of equity awards to officers and certain employees of CNH and its subsidiaries. As of December 31, 2012, CNH has reserved 25,900,000 shares for the CNH EIP.

The exercise prices of the stock option grants are based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

Stock Option Grants

In September 2012, CNH granted approximately 700 thousand performance-based stock options (at target award levels) under the CNH EIP. As CNH’s 2012 results exceeded the target performance levels, approximately one million of these options were granted. One-third of the options vested in February 2013 following the approval of 2012 results by the Board of Directors. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects option activity under the CNH EIP for the year ended December 31, 2012:

	2012
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	6,125,413	$33.49
Granted	1,114,725	41.30
Forfeited	(145,970)	38.33
Expired	(324)	21.20
Exercised	(2,478,727)	27.53

Outstanding at end of year	4,615,117	40.45

Exercisable at end of year	1,516,240	39.66

Outstanding options under the CNH EIP have a weighted average remaining contract term of 3.7 years. Exercisable options under the CNH EIP have a weighted average remaining contract term of 2.8 years.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2012:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$13.58–$29.99	188,990	2.1	$13.58	$5,047,923	188,990	2.1	$13.58	$5,047,923
$30.00–$41.99	2,263,852	4.0	35.90	10,461,974	391,532	2.9	32.18	3,176,467
$42.00–$57.30	2,162,275	3.6	47.57	—	935,718	3.0	48.06	—

				$15,509,897				$8,224,390

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH common shares of $40.29. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award. Performance-based shares vest upon the attainment of specified performance objectives.

In 2012, CNH issued several grants of performance-based shares throughout the year. These shares will cliff vest in February 2015 based on their respective performance targets. The total number of shares granted is 136,000 with a weighted average fair value of $40.67 per share.

In 2011 and 2010, CNH granted approximately 154 thousand and 2 million performance-based share awards under the CNH EIP, respectively. The weighted average fair value of the awards is $39.10 and $34.74 per share for awards granted in 2011 and 2010, respectively. These performance shares have the same performance targets which are designated on a cumulative basis for the three-, four- and five-year periods ended December 31, 2012, 2013, and 2014. The first tranche of these performance shares vested in February 2013 following the achievement of the performance targets for the three years ended December 31, 2012. The remaining shares will vest in two equal tranches if respective performance targets for those tranches are achieved.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH granted performance-based share awards under the Top Performance Plan (“TPP”) in 2006 through 2009; however, CNH did not recognize any share-based compensation expense related to TPP awards in 2010 because the related performance targets for these shares were not achieved.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2012:

	2012
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	2,020,000	$35.07
Granted	135,938	40.67
Forfeited	(231,200)	36.71
Vested	—	—

Nonvested at end of year	1,924,738	35.27

Restricted Share Grants

CNH granted 189,000, 272,750 and 302,000 restricted share units to selected key employees under CNH EIP with a weighted average fair value of $43.64, $26.91 and $34.74 per share, respectively, in 2012, 2011 and 2010. Restricted shares vest in three equal installments over three years starting from the grant date.

The following table reflects restricted share activity under the CNH EIP for the year ended December 31, 2012:

	2012
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	470,269	$30.15
Granted	188,933	43.64
Forfeited	(34,887)	30.41
Vested	(181,077)	30.99

Nonvested at end of year	443,238	35.54

CNH Directors’ Compensation Plan

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”) provides for the payment of: (1) an annual retainer fee of $100,000; (2) an Audit Committee membership fee of $20,000; (3) a Corporate Governance and Compensation Committee membership fee of $15,000; (4) an Audit Committee chair fee of $35,000; and (5) a Corporate Governance and Compensation Committee chair fee of $25,000 (collectively, the “Fees”) to eligible directors of CNH in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH. The CNH Directors’ Plan provides for the payment of the Fees to eligible members of the Board of CNH, provided that such members do not receive salary or other employment compensation from CNH, Fiat Industrial S.p.A., Fiat S.p.A., or their respective subsidiaries. Each quarter of the

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CNH Directors’ Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as are equal to the amount of Fees the director elects to forego, divided by the fair market value of a common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share. Such fair market value being equal to the average of the highest and lowest sale price of a common share on the last trading day of each quarter of the CNH Directors’ Plan year on the NYSE. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director. At December 31, 2012 and 2011, there were 682,747 and 690,993 common shares, respectively, reserved for issuance under the CNH Directors’ Plan. Directors eligible to receive compensation under the CNH Directors’ Plan do not receive benefits upon termination of their service as directors.

As of December 31, 2012, the number of option outstanding and exercisable under the CNH Directors’ Plan is 67,276 with a weighted average exercise price of $36.01 per share.

Share-Based Compensation Fair Value Assumptions

The Black-Scholes pricing model was used to calculate the fair value of stock options. The weighted-average assumptions used under the Black-Scholes pricing model for options issued under the CNH EIP were as follows:

	2012	2011	2010
Risk-free interest rate	0.40%	1.40%	1.90%
Dividend yield	0.00%	0.30%	0.50%
Stock price volatility	51.70%	75.10%	74.10%
Option life (years)	3.39	3.81	3.73

Based on this model, the weighted-average grant date fair values of stock options awarded for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
CNH EIP	$13.79	$26.24	$16.10

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant is based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield is determined to be zero as management does not expect CNH to issue ordinary dividends in the foreseeable future.

The fair value of performance-based shares and restricted shares is based on the market value of CNH’s common shares on the date of the grant and is adjusted for the estimated value of dividends which are not available to participants during the vesting period.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(in millions)
Total intrinsic value of options exercised	$45	$28	$15
Fair value of shares vested	$7	$3	$—
Cash received from share award exercises	$68	$31	$21
Tax benefit of options exercised and shares vested	$3	$3	$3

As of December 31, 2012, there were 12,072,126 common shares available for issuance under the CNH EIP. Company shares that may be issued under the CNH EIP or any other plans may be either authorized and unissued shares, or issued shares that have been reacquired by the Company and are being held as treasury shares.

Modification

In December 2012, CNH paid a special dividend of $10 per common share to CNH minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of both the CNH EIP and CNH Directors’ Plan, on January 28, 2013, the CNH Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments have been retrospectively made to outstanding options under the CNH EIP and CNH Directors’ Plan, unvested performance shares and unvested restricted shares under the CNH EIP, as of the ex-dividend date on December 18, 2012. In early 2013, the exercise prices have been reduced and the number of outstanding shares has been increased for stock options, and the number of unvested shares has been increased for performance shares and restricted shares, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from $40.45 to $33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance shares increased from 1.9 million to 2.3 million and the number of unvested restricted shares increased from 451 thousand to 548 thousand. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2012.

Note 18: Earnings per Share

CNH reflects common share equivalents in its computation of diluted weighted average shares outstanding when applicable and when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

The following table sets forth the computation of basic net income per share and diluted net income per share under the two-class method for the year ended December 31, 2012. At an extraordinary meeting of shareholders held on December 17, 2012, the shareholders approved an amendment to the Company’s Articles of Association creating a separate class of shares (the “common shares B”) and the conversion of all of the common shares held by Fiat Netherlands into common shares B. See “Note 2: Summary of Significant Accounting Policies” for additional information related to net income per share.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Common shares	Common shares B	Total
	(in millions, except per share data)
Basic:
Net income attributable to CNH Global N.V.	$151	$991	$1,142

Weighted average shares outstanding—basic	28.9	211.9	240.8

Basic earnings per share attributable to CNH Global N.V. common shares and common shares B	$4.68	$4.68

Diluted:
Net income attributable to CNH Global N.V.	$151	$991	$1,142

Weighted average shares outstanding—basic	28.9	211.9	240.8
Effect of dilutive securities (when dilutive):
Stock Compensation Plans(A)	—	—	—

Weighted average shares outstanding—diluted	28.9	211.9	240.8

Diluted earnings per share attributable to CNH Global N.V. common shares and common shares B	$4.68	$4.68

(A)

Stock options to purchase approximately 2.5 million common shares during 2012 were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2011, and 2010:

	2011	2010
	(in millions, except per share data)
Basic:
Net income attributable to CNH Global N.V.	$939	$452

Weighted average common shares outstanding—basic	239.4	237.8

Basic earnings per share attributable to CNH Global N.V. common shareholders	$3.92	$1.90

Diluted:
Net income attributable to CNH Global N.V.	$939	$452

Weighted average common shares outstanding—basic	239.4	237.8
Effect of dilutive securities (when dilutive):
Stock Compensation Plans(A)	1.0	0.8

Weighted average common shares outstanding—diluted	240.4	238.6

Diluted earnings per share attributable to CNH Global N.V. common shareholders	$3.91	$1.89

(A)

Stock options to purchase approximately 2.3 million and 4.2 million shares during 2011 and 2010, respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these options would have been anti-dilutive.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2012, CNH paid a special dividend of $10 per common share to CNH common shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of both the CNH EIP and Directors’ Compensation Plan, on January 28, 2013, the CNH Corporate Governance and Compensation Committee approved required equitable adjustments of outstanding equity awards. See “Note 17: Option and Incentive Plans” for additional information.

Note 19: Accumulated Other Comprehensive Income (Loss) Attributable to CNH Global N.V.

The components of accumulated other comprehensive income (loss) as of December 31, 2012, and 2011 are as follows:

	2012	2011
	(in millions)
Cumulative translation adjustment	$(20)	$102
Adjustment to recognize the underfunded status of defined benefit plans, net of taxes ($373 million and $370 million, respectively)	(827)	(667)
Deferred losses on derivative financial instruments, net of taxes ($12 million and $20 million, respectively)	(39)	(68)
Unrealized gain on available for sale securities, net of taxes ($(1) million and $(2) million, respectively)	2	3

Total	$(884)	$(630)

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2012, Fiat Industrial owned approximately 87% of CNH’s outstanding common shares (through the ownership of all of CNH’s common shares B), through Fiat Netherlands. As a result, CNH evaluates segment performance and reports to Fiat Industrial based on criteria established by Fiat Industrial.

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

A reconciliation from consolidated trading profit reported to Fiat Industrial under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2012 and 2011, and a reconciliation from consolidated trading profit reported to Fiat under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the year ended December 2010 are provided below.

	Years Ended December 31,
	2012	2011	2010
	(in millions)
Trading profit	$2,012	$1,606	$1,001
Adjustments to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Accounting for benefit plans	(35)	(31)	(62)
Accounting for other intangible assets, primarily product development costs	(231)	(138)	(176)
Restructuring	(4)	—	(16)
Net financial expense	(258)	(322)	(342)
Other	(32)	36	11

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,452	$1,151	$416

The following summarizes trading profit by reportable segment:

	Years Ended December 31,
	2012	2011	2010
	(in millions)
Agricultural equipment	$1,625	$1,264	$839
Construction equipment	(37)	27	(43)
Financial services	424	315	205

Trading profit	$2,012	$1,606	$1,001

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of additional reportable segment information, compiled under IFRS, as of and for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
	(in millions)
Revenues:
Agricultural equipment	$15,657	$14,183	$11,528
Construction equipment	3,770	3,876	2,946
Financial services	1,538	1,629	1,617
Eliminations	(336)	(347)	(309)

Net revenues under IFRS	20,629	19,341	15,782
Difference, principally classification of finance income	(182)	(156)	(174)

Revenues under U.S. GAAP	$20,447	$19,185	$15,608

Depreciation and amortization:
Agricultural equipment	$333	$303	$264
Construction equipment	117	102	97
Financial services	126	117	124

Depreciation and amortization under IFRS	576	522	485
Difference, principally amortization of development costs capitalized under IFRS	(119)	(96)	(70)

Depreciation and amortization under U.S. GAAP	$457	$426	$415

Total assets:
Agricultural equipment[1]	$12,914	$13,182	$11,913
Construction equipment[1]	4,115	4,423	3,729
Financial services	20,058	18,106	17,346
Assets not allocated to segments, principally goodwill, other intangibles and taxes	13,142	12,678	11,742
Eliminations	(14,005)	(13,758)	(12,544)

Total assets under IFRS	36,224	34,631	32,186
Difference, principally product development cost capitalised under IFRS	(798)	(538)	(597)

Total assets under U.S. GAAP	$35,426	$34,093	$31,589

1	Includes receivables legally transferred to Financial Services.

	2012	2011	2010
	(in millions)
Expenditures for additions to long-lived assets*:
Agricultural equipment	$770	$507	$430
Construction equipment	160	148	138
Financial services	469	393	362

Expenditures for additions to long-lived assets under IFRS	1,399	1,048	930
Difference, development costs capitalized under IFRS	(367)	(244)	(264)

Total expenditures for additions to long-lived assets under U.S. GAAP	$1,032	$804	$666

*	Includes equipment on operating leases and property, plant and equipment

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2012	2011
	(in millions)
Investments in unconsolidated subsidiaries and affiliates:
Agricultural equipment	$216	$205
Construction equipment	33	221
Financial services	101	83

Investments in unconsolidated subsidiaries and affiliates under IFRS	350	509
Difference, principally product development cost capitalized under IFRS	(5)	(3)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	345	506

Geographical Information

The following highlights CNH’s long-lived tangible assets by geographic area and total revenues by destination:

	United States	Brazil	Canada	France	Australia	Germany	Other	Total
	(in millions)
At December 31, 2012, and for the year then ended:
Total revenues	$7,541	$2,415	$1,829	$1,188	$754	$678	$6,042	$20,447

Long-lived tangible assets	$1,376	$344	$277	$75	$34	$33	$848	$2,987

At December 31, 2011, and for the year then ended:
Total revenues	$6,786	$2,421	$1,592	$1,029	$721	$650	$5,986	$19,185

Long-lived tangible assets	$1,190	$326	$250	$77	$28	$32	$699	$2,602

At December 31, 2010, and for the year then ended:
Total revenues	$5,771	$2,355	$1,102	$715	$547	$518	$4,600	$15,608

Long-lived tangible assets	$1,070	$301	$241	$80	$22	$35	$659	$2,408

The amounts reported as long-lived tangible assets include equipment on operating leases and property, plant and equipment.

CNH is organized under the laws of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable.

Note 21: Related Party Information

As of December 31, 2012, the Company’s outstanding capital stock consisted of common shares and common shares B, with each having a par value of €2.25 (U.S. $2.97) per share. As of December 31, 2012, there were 30,469,263 common shares and 211,866,037 common shares B outstanding. At December 31, 2012, CNH had 534 registered holders of record of its common shares in the United States. Registered holders and indirect beneficial owners hold approximately 13% of CNH’s outstanding capital stock. Fiat Netherlands, a wholly owned subsidiary of Fiat Industrial, is the largest single shareholder.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consequently, at December 31, 2012, Fiat Netherlands controlled all matters submitted to a vote of the Company’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as the Company’s other shareholders.

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

The Company’s outstanding consolidated debt with Fiat Industrial and its subsidiaries was $357 million at December 31, 2012 and $639 million at December 31, 2011. As a result of the demerger, all financing arrangements previously provided by Fiat treasury subsidiaries outstanding as of December 31, 2010 were assigned to Fiat Industrial treasury subsidiaries on January 1, 2011.

As at December 31, 2012, Fiat Industrial guaranteed $892 million of the Company’s debt, of which $830 million relates to BNDES (Brazil). The Company pays Fiat Industrial a guarantee fee of 0.0625% per annum on the average outstanding amount under the guarantees.

Like other companies that are part of multinational groups, the Company participates in a group-wide cash management system with Fiat Industrial. Under this system, operated by Fiat Industrial treasury subsidiaries in a number of jurisdictions, the cash balances of Fiat Industrial and its subsidiaries, including CNH, are aggregated at the end of each business day in central pooling accounts (the Fiat Industrial treasury subsidiaries’ cash management pools). CNH’s positive cash deposits, if any, at the end of each business day may be invested by Fiat Industrial treasury subsidiaries in highly rated, highly liquid money market instruments or bank deposits or applied by Fiat Industrial treasury subsidiaries to meet financial needs of other Fiat Industrial subsidiaries and vice versa. Deposits with Fiat Industrial treasury subsidiaries earn interest at LIBOR plus 0.15%. Interest earned on CNH’s deposits with Fiat Industrial treasury subsidiaries included in finance and interest income was approximately $26 million in 2012 and $31 million in 2011.

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

CNH purchases engines and other components from Fiat Industrial and its subsidiaries as well as Fiat and its subsidiaries, and companies of the Fiat Group provide CNH with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant, security, research and development, information systems and training. Fiat subsidiaries also provide purchasing services to CNH. CNH may sell certain goods or provide certain services to Fiat and/or its subsidiaries. In addition, the Company enters into hedging arrangements with counterparties that are subsidiaries of Fiat Industrial. The principal purchases of goods from Fiat Industrial subsidiaries and Fiat subsidiaries include engines from Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and castings from Teksid. The Company was party to foreign exchange hedges having an aggregate contract value of $4.7 billion and $3.5 billion as of December 31, 2012 and 2011, to which subsidiaries of Fiat Industrial were counterparties.

Fiat provided accounting services to CNH in Europe and Latin America through a subsidiary that uses shared service centers to provide such services to various Fiat companies. Fiat Industrial provided internal audit services at the direction of CNH’s internal audit department in certain locations where the Company believed it is more cost effective to use existing Fiat resources. In 2005 and 2004, CNH purchased network and hardware support from and outsourced a portion of the Company’s information services to, a joint venture that Fiat had formed with IBM. In 2005 Fiat entered into a nine year strategic agreement with IBM under which IBM assumed full ownership of this joint venture as well as the management of a significant part of the information technology needs of members of the Fiat Group, including CNH. Fiat also provided training services through a subsidiary. The Company used a broker that is a subsidiary of Fiat to purchase a portion of its insurance coverage. The Company purchased research and development services from an Italian joint venture set up by Fiat and owned by various Fiat subsidiaries. This joint venture benefits from Italian government incentives granted to promote work in the less developed areas of Italy. A substantial portion of these services continue to be provided to CNH subsidiaries by Fiat through Fiat Industrial under the terms and conditions of the MSA and the applicable Opt-In Letters.

The Company participated in tax sharing agreements with Fiat Industrial and certain of its subsidiaries in the United Kingdom (U.K.) and Italy. CNH’s management believes the terms of these agreements are customary for agreements of this type and are advantageous as tax losses generated in one company can offset income of the other companies within the group. During 2012, 2011 and 2010, CNH derived $15 million, $61 million and $66 million of tax benefit from the tax sharing agreements.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

demerger transaction of Fiat and Fiat Industrial, in 2010 CNH sold its ownership interest in several small investments to entities within the Fiat Group. These transactions did not significantly impact CNH’s financial position.

During 2012, CNH entered into a lease agreement with Chrysler Group LLC in which CNH will lease an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million. The Company billed Chrysler Group LLC less than $1 million for rent during the year ended December 31, 2012.

During 2008 CNH entered into a reimbursement agreement with Fiat in connection with the sponsorship contract Fiat signed with the Juventus Football Club S.p.A. The sponsorship contract was for a three year term that expired in 2010 and was not renewed. The Company paid $10 million related to this reimbursement agreement in 2010. The Juventus Football Club S.p.A., in which EXOR S.p.A. has a 60% stake, is listed on the Electronic Share Market of the Italian stock exchange. EXOR is one of the major investment holding companies in Europe. Among other things, EXOR also manages a portfolio that includes investments in Fiat, SGS S.A., and Cushman & Wakefield, Inc. CNH obtains services from SGS, for verification, inspection, control and certification activities and also obtain real estate services from Cushman & Wakefield.

If the goods or services or financing arrangements described above were not available from related parties, the Company would have to obtain them from other sources. The Company can offer no assurance that such alternative sources would provide such goods and services, or would provide them on terms as favorable as those offered by such related parties.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires FIAT Group Automobile SpA (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company has recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact to the consolidated statements of operations or cash flows for the Company. As of December 31, 2012 the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounts to $45 million.

The following table summarizes CNH’s sales, purchase, and finance income with Fiat Industrial Group, Fiat Group and joint ventures that are not already separately reflected in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
	(in millions)
Sales to affiliated companies and joint ventures	$350	$309	$204

Purchase of materials, production parts, merchandise and services	$1,882	$1,388	$895

Finance and interest income	$26	$31	$44

As of December 31, 2012 and 2011, CNH had trade payables to affiliated companies and joint ventures of $442 million and $470 million, respectively.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

	Statements of Operations
	Equipment Operations			Financial Services
	2012	2011	2010	2012	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$19,427	$18,059	$14,474	$—	$—	$—
Finance and interest income	148	172	154	1,307	1,387	1,395

	19,575	18,231	14,628	1,307	1,387	1,395

Costs and Expenses:
Cost of goods sold	15,566	14,626	11,891	—	—	—
Selling, general and administrative	1,535	1,442	1,243	275	401	455
Research, development and engineering	652	526	451	—	—	—
Restructuring	2	—	16	—	—	—
Interest expense—Fiat Industrial subsidiaries	8	7	—	14	27	—
Interest expense—Fiat S.p.A. subsidiaries	—	—	43	—	—	69
Interest expense—other	322	379	352	468	520	543
Interest compensation to Financial Services	298	286	238	—	—	—
Other, net	172	140	191	118	113	115

	18,555	17,406	14,425	875	1,061	1,182

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,020	825	203	432	326	213
Income tax provision	279	230	12	144	113	65
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	301	225	159	13	12	11
Equipment Operations	91	104	88	—	—	—

Net income	1,133	924	438	301	225	159
Net loss attributable to noncontrolling interests	(9)	(15)	(14)	—	—	—

Net income attributable to CNH Global N.V.	$1,142	$939	$452	$301	$225	$159

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Balance Sheets
	Equipment Operations		Financial Services
	2012	2011	2012	2011
	(in millions, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$827	$1,251	$1,181	$804
Restricted cash	—	—	885	941
Deposits in Fiat Industrial subsidiaries’ cash management pools	4,005	3,980	227	136
Accounts and notes receivable, net	806	880	9,176	8,406
Intersegment notes receivable	1,922	1,394	—	95
Inventories, net	3,734	3,662	—	—
Deferred income taxes	507	429	152	216
Prepayments and other	541	933	19	80

Total current assets	12,342	12,529	11,640	10,678

Long-term receivables	18	14	6,636	5,666
Intersegment long-term notes receivable	554	599	554	598
Property, plant and equipment, net	2,218	1,934	2	2
Investments in unconsolidated subsidiaries and affiliates	244	423	101	83
Investment in Financial Services	2,318	2,045	—	—
Equipment on operating leases, net	—	7	767	659
Goodwill	2,263	2,261	153	152
Other intangible assets, net	646	665	7	6
Other assets	642	703	137	275

Total	$21,245	$21,180	$19,997	$18,119

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt—Fiat Industrial subsidiaries	$—	$65	$22	$156
Current maturities of long-term debt—other	1,275	617	2,835	3,574
Short-term debt—Fiat Industrial subsidiaries	102	80	211	245
Short-term debt—other	259	64	3,225	3,683
Intersegment short-term debt and current maturities of intersegment long-term debt	—	95	1,922	1,394
Accounts payable	2,932	3,219	351	199
Accrued liabilities	3,384	3,564	351	368

Total current liabilities	7,952	7,704	8,917	9,619

Long-term debt—Fiat Industrial subsidiaries	19	—	3	93
Long-term debt—other	2,079	2,974	8,033	5,559
Intersegment long-term debt	554	598	554	599
Pension, postretirement and other postemployment benefits	1,813	1,699	13	14
Other liabilities	188	277	158	189
Redeemable Noncontrolling Interest	7	5	—	—
Equity:
Preference shares, $1.00 par value; authorized and issued 74,800,000 shares in 2012 and 2011	—	—	36	35
Common shares, €2.25 par value; authorized 188,133,963 shares in 2012 and 400,000,000 shares in 2011, issued 30,624,076 shares in 2012 and 239,871,221 shares in 2011	77	603	156	156
Common shares B, €2.25 par value; authorized and issued 211,866,037 shares in 2012	533	—	—	—
Paid-in capital	6,420	6,299	1,483	1,415
Treasury stock, 154,813 shares in 2012 and 2011, at cost	(8)	(8)	—	—
Retained earnings	315	1,597	525	291
Special reserve for common shares B	2,119	—	—	—
Accumulated other comprehensive income (loss)	(884)	(630)	118	148
Noncontrolling interests	61	62	1	1

Total equity	8,633	7,923	2,319	2,046

Total	$21,245	$21,180	$19,997	$18,119

The supplemental Equipment Operations data in these statements include Financial Services on the equity basis.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Statements of Cash Flows
	Equipment Operations			Financial Services
	2012	2011	2010	2012	2011	2010
	(in millions)
Operating activities:
Net income	$1,133	$924	$438	$301	$225	$159
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	331	311	291	126	115	124
Deferred income tax expense (benefit)	(78)	95	(34)	13	31	6
Loss on debt extinguishment	—	—	22	—	—	—
Loss (gain) on sale (acquisition) of unconsolidated joint venture	35	(34)	—	—	—	—
Stock compensation expense	59	62	34	4	—	—
Undistributed (income) losses of unconsolidated subsidiaries	(254)	(193)	164	(6)	(4)	(5)
Changes in operating assets and liabilities:
(Increase) decrease in intersegment receivables and payables	(16)	58	37	16	(58)	(37)
(Increase) decrease in accounts and notes receivable, net	103	9	(84)	(549)	(340)	(203)
(Increase) decrease in inventories, net	(140)	(849)	323	—	—	—
(Increase) decrease in prepayments and other current assets	(133)	(307)	(201)	62	109	(154)
(Increase) decrease in other assets	72	(26)	(41)	77	(69)	62
Increase (decrease) in accounts payable	(277)	594	506	130	37	(20)
Increase (decrease) in accrued liabilities	265	590	544	56	(69)	103
Increase (decrease) in other liabilities	(83)	(56)	(154)	17	(19)	(53)
Other, net	(38)	(81)	(34)	31	24	6

Net cash provided (used) by operating activities	979	1,097	1,811	278	(18)	(12)

Investing activities:
Acquisition of businesses and investments, net of cash acquired	(71)	(64)	(30)	—	—	—
Additions to retail receivables	—	—	—	(6,361)	(5,582)	(6,662)
Collections of retail receivables	—	—	—	5,092	5,106	6,739
Proceeds from sale of assets	22	—	13	251	241	270
Proceeds from sale of businesses	61	21	32	2	—	—
Expenditures for property, plant and equipment	(556)	(408)	(301)	—	—	—
Expenditures for software	(47)	(36)	(27)	(3)	(2)	(2)
Expenditures for equipment on operating leases	(7)	(2)	—	(469)	(394)	(365)
Increase (decrease) in restricted cash	—	—	—	63	(32)	(219)
(Deposits in) withdrawals from Fiat Industrial subsidiaries’ cash management pools	32	(2,395)	—	(89)	(24)	—
(Deposits in) withdrawals from Fiat S.p.A. subsidiaries’ cash management pools	—	—	481	—	—	(19)
Other	—	—	—	8	21	24

Net cash provided (used) by investing activities	(566)	(2,884)	168	(1,506)	(666)	(234)

Financing activities:
Intersegment activity	(616)	391	254	616	(391)	(254)
Proceeds from issuance of long-term debt—Fiat Industrial subsidiaries	19	—	—	—	3	—
Proceeds from issuance of long-term debt—Fiat S.p.A. subsidiaries	—	—	72	—	—	—
Proceeds from issuance of long-term debt—other	372	502	1,930	5,351	1,975	1,367
Payment of long-term debt—Fiat Industrial subsidiaries	—	—	—	(240)	(269)	—
Payment of long-term debt—Fiat S.p.A. subsidiaries	—	—	(931)	—	—	(903)
Payment of long-term debt—other	(638)	(794)	(690)	(3,556)	(646)	(591)
Net increase (decrease) in short-term revolving credit facilities	223	20	(10)	(520)	277	701
Dividends paid	(261)	(1)	—	(68)	(85)	(397)
Other, net	84	34	1	36	(32)	20

Net cash (used) provided by financing activities	(817)	152	626	1,619	832	(57)

Effect of foreign exchange rate changes on cash and cash equivalents	(20)	(48)	39	(14)	(28)	14

Increase (decrease) in cash and cash equivalents	(424)	(1,683)	2,644	377	120	(289)
Cash and cash equivalents, beginning of year	1,251	2,934	290	804	684	973

Cash and cash equivalents, end of year	$827	$1,251	$2,934	$1,181	$804	$684

The supplemental Equipment Operations data in these statements include Financial Services on the equity basis.

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23: Supplemental Condensed Consolidating Financial Information

CNH and certain wholly-owned subsidiaries of CNH (the “Guarantor Subsidiaries”) guarantee the 7.750% Senior Notes and the 7.875% Senior Notes issued by Case New Holland in 2009 and 2010, respectively. As the guarantees are unconditional, irrevocable and joint and several and as the Guarantor Subsidiaries are all wholly-owned by CNH, the Company has included the following condensed consolidating financial information as of December 31, 2012, and 2011 and for the three years ended December 31, 2012. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

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

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following condensed financial statements present CNH, Case New Holland, the Guarantor Subsidiaries, and all other subsidiaries as of December 31, 2012, and 2011, and for the years ended December 31, 2012, 2011, and 2010.

	Condensed Statements of Operations For the Year Ended December 31, 2012
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$15,209	$10,022	$(5,804)	$19,427
Finance and interest income	62	11	156	1,273	(482)	1,020

	62	11	15,365	11,295	(6,286)	20,447

Cost and Expenses:
Cost of goods sold	—	—	12,543	8,826	(5,803)	15,566
Selling, general and administrative	10	1	752	1,047	—	1,810
Research, development and engineering	—	—	425	227	—	652
Restructuring	—	—	—	2	—	2
Interest	3	280	116	561	(285)	675
Interest compensation to Financial Services		—	198	—	(198)	—
Other, net	35	—	235	20	—	290

	48	281	14,269	10,683	(6,286)	18,995

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	14	(270)	1,096	612	—	1,452
Income tax provision (benefit)	35	(101)	281	208	—	423
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,163	682	453	256	(2,450)	104

Net income (loss)	1,142	513	1,268	660	(2,450)	1,133
Net loss attributable to noncontrolling interests	—	—	—	(9)	—	(9)

Net income (loss) attributable to CNH	$1,142	$513	$1,268	$669	$(2,450)	$1,142

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2012
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$1,142	$513	$1,268	$660	$(2,450)	$1,133
Other comprehensive income (loss), net:
Translation adjustment	(122)	—	39	(79)	40	(122)
Pension liability	(160)	—	(129)	(31)	160	(160)
Unrealized loss on available for sale securities	(1)	—	—	(1)	1	(1)
Unrealized gain (loss) on derivatives, net of reclassifications	29	—	45	(16)	(30)	28

Other comprehensive (loss) income	(254)	—	(45)	(127)	171	(255)

Comprehensive income (loss)	888	513	1,223	533	(2,279)	878
Comprehensive loss attributable to noncontrolling interests	—	—	—	(10)	—	(10)

Comprehensive income (loss) attributable to CNH	$888	$513	$1,223	$543	$(2,279)	$888

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2012
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$105	$200	$32	$1,671	$—	$2,008
Deposits in Fiat subsidiaries’ cash management pools	69	—	2,876	1,287	—	4,232
Accounts, notes receivable and other, net	66	350	713	16,998	(1,959)	16,168
Intercompany notes receivable	1,946	446	4,479	1,947	(8,818)
Inventories	—	—	1,763	1,971	—	3,734
Property, plant and equipment, net	—	—	1,151	1,069	—	2,220
Equipment on operating leases, net	—	—	—	767	—	767
Investments in unconsolidated affiliates	209	—	2	134	—	345
Investments in consolidated subsidiaries accounted for under the equity method	6,586	5,081	2,546	1,010	(15,223)	—
Goodwill and other intangible assets, net	1	—	2,755	313	—	3,069
Other assets	32	164	1,364	1,411	(88)	2,883

Total Assets	$9,014	$6,241	$17,681	$28,578	$(26,088)	$35,426

Liabilities and Equity:
Short-term debt	$256	$—	$537	$3,004	$—	$3,797
Intercompany short-term debt	53	605	1,039	1,951	(3,648)
Accounts payable	2	4	2,491	2,269	(1,945)	2,821
Long-term debt, including current maturities	73	2,574	259	11,360	—	14,266
Intercompany long-term debt	—	1,662	1,754	1,755	(5,171)	—
Accrued and other liabilities	59	(13)	4,159	1,804	(101)	5,908

	443	4,832	10,239	22,143	(10,865)	26,792
Equity	8,571	1,409	7,442	6,435	(15,223)	8,634

Total Liabilities and Equity	$9,014	$6,241	$17,681	$28,578	$(26,088)	$35,426

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2012
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$1,142	$513	$1,268	$660	$(2,450)	$1,133
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	175	282	—	457
Intercompany activity	(702)	(562)	536	728	—	—
Changes in operating assets and liabilities	(27)	368	(354)	(387)	—	(400)
Other, net	(1,048)	(659)	(288)	186	1,804	(5)

Net cash provided (used) by operating activities	(635)	(340)	1,337	1,469	(646)	1,185

Investing activities:
Expenditures for property, plant and equipment	—	—	(252)	(304)	—	(556)
Expenditures for equipment on operating leases	—	—	(7)	(469)	—	(476)
Net additions from retail receivables and related securitizations	—	—	—	(1,261)	—	(1,261)
(Deposits in) withdrawals from Fiat Industrial subsidiaries’ cash management pools	344	—	266	(667)	—	(57)
Other, net	(29)	—	(387)	281	483	348

Net cash (used) provided by investing activities	315	—	(380)	(2,420)	483	(2,002)

Financing Activities:
Intercompany activity	239	538	(767)	(10)	—	—
Net (decrease) increase in indebtedness	(227)	—	6	1,232	—	1,011
Dividends paid	(259)	—	(257)	(391)	646	(261)
Other, net	70	2	—	465	(483)	54

Net cash provided (used) by financing activities	(177)	540	(1,018)	1,296	163	804

Other, net	—	—	1	(35)	—	(34)

Increase (decrease) in cash and cash equivalents	(497)	200	(60)	310	—	(47)
Cash and cash equivalents, beginning of year	602	—	92	1,361	—	2,055

Cash and cash equivalents, end of year	$105	$200	$32	$1,671	$—	$2,008

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$13,625	$9,448	$(5,014)	$18,059
Finance and interest income	36	43	114	1,350	(417)	1,126

	36	43	13,739	10,798	(5,431)	19,185

Cost and Expenses:
Cost of goods sold	—	—	11,364	8,276	(5,014)	14,626
Selling, general and administrative	10	2	687	1,144	—	1,843
Research, development and engineering	—	—	334	192	—	526
Restructuring			(2)	2
Interest	7	209	141	654	(225)	786
Interest compensation to Financial Services		—	193	—	(193)	—
Other, net	(12)	—	185	80	—	253

	5	211	12,902	10,348	(5,432)	18,034

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	31	(168)	837	450	1	1,151
Income tax provision (benefit)	11	(67)	195	204	—	343
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	919	621	428	188	(2,040)	116

Net income (loss)	939	520	1,070	434	(2,039)	924
Net loss attributable to noncontrolling interests	—	—	—	(15)	—	(15)

Net income (loss) attributable to CNH	$939	$520	$1,070	$449	$(2,039)	$939

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$939	$520	$1,070	$434	$(2,039)	$924
Other comprehensive income (loss), net:
Translation adjustment	(388)	—	(61)	(357)	416	(390)
Pension liability	(49)	—	(51)	1	50	(49)
Unrealized loss on available for sale securities	(3)	—	—	(3)	3	(3)
Unrealized loss on derivatives, net of reclassifications	(51)	—	(36)	(15)	51	(51)

Other comprehensive (loss) income	(491)	—	(148)	(374)	520	(493)

Comprehensive income (loss)	448	520	922	60	(1,519)	431
Comprehensive loss attributable to noncontrolling interests	—	—	—	(17)	—	(17)

Comprehensive income (loss) attributable to CNH	$448	$520	$922	$77	$(1,519)	$448

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Balance Sheets As of December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$602	$—	$92	$1,361	$—	$2,055
Deposits in Fiat subsidiaries’ cash management pools	413	—	3,115	588	—	4,116
Accounts, notes receivable and other, net	46	1	819	15,260	(1,635)	14,491
Intercompany notes receivable	1,451	447	2,329	859	(5,086)
Inventories	—	—	1,704	1,958	—	3,662
Property, plant and equipment, net	—	—	1,017	919	—	1,936
Equipment on operating leases, net	—	—	7	659	—	666
Investments in unconsolidated affiliates	391	—	3	112	—	506
Investments in consolidated subsidiaries accounted for under the equity method	5,533	4,248	1,984	1,134	(12,899)	—
Goodwill and other intangible assets, net	1	—	2,778	305	—	3,084
Other assets	26	577	1,274	1,728	(28)	3,577

Total Assets	$8,463	$5,273	$15,122	$24,883	$(19,648)	$34,093

Liabilities and Equity:
Short-term debt	$256	$—	$537	$3,279	$—	$4,072
Intercompany short-term debt	—	173	774	1,282	(2,229)
Accounts payable	—	122	2,124	2,281	(1,575)	2,952
Long-term debt, including current maturities	300	2,548	261	9,929		13,038
Intercompany long-term debt	—	1,653	598	606	(2,857)	—
Accrued and other liabilities	47	32	4,391	1,726	(89)	6,107

	603	4,528	8,685	19,103	(6,750)	26,169
Equity	7,860	745	6,437	5,780	(12,898)	7,924

Total Liabilities and Equity	$8,463	$5,273	$15,122	$24,883	$(19,648)	$34,093

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2011
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$939	$520	$1,070	$434	$(2,039)	$924
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	175	251	—	426
Intercompany activity	(26)	59	93	(126)	—	—
Changes in operating assets and liabilities	(18)	(312)	219	(285)	—	(396)
Other, net	(19)	(619)	315	(78)	441	40

Net cash provided (used) by operating activities	876	(352)	1,872	196	(1,598)	994

Investing activities:
Expenditures for property, plant and equipment	—	—	(192)	(216)	—	(408)
Expenditures for equipment on operating leases	—	—	(2)	(394)	—	(396)
Net (additions) collections from retail receivables and related securitizations	—	—	—	(455)	—	(455)
(Deposits in) withdrawals from Fiat Industrial subsidiaries’ cash management pools	(393)	—	(1,832)	(194)	—	(2,419)
Other, net	(1,630)	—	(454)	(562)	2,774	128

Net cash (used) provided by investing activities	(2,023)	—	(2,480)	(1,821)	2,774	(3,550)

Financing Activities:
Intercompany activity	715	186	3	(904)	—	—
Net (decrease) increase in indebtedness	(101)	73	(2)	1,098	—	1,068
Dividends paid	—	(799)	(354)	(445)	1,598	—
Other, net	34	—	897	1,844	(2,774)	1

Net cash provided (used) by financing activities	648	(540)	544	1,593	(1,176)	1,069

Other, net	—	—	—	(76)	—	(76)

Increase (decrease) in cash and cash equivalents	(499)	(892)	(64)	(108)	—	(1,563)
Cash and cash equivalents, beginning of year	1,101	892	156	1,469	—	3,618

Cash and cash equivalents, end of year	$602	$—	$92	$1,361	$—	$2,055

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Revenues:
Net sales	$—	$—	$10,474	$7,471	$(3,471)	$14,474
Finance and interest income	62	100	163	1,340	(531)	1,134

	62	100	10,637	8,811	(4,002)	15,608

Cost and Expenses:
Cost of goods sold	—	—	8,772	6,590	(3,471)	11,891
Selling, general and administrative	3	—	635	1,060	—	1,698
Research, development and engineering	—	—	287	164	—	451
Restructuring	—	—	5	11	—	16
Interest	68	219	196	708	(361)	830
Interest compensation to Financial Services	—	—	170	—	(170)	—
Other, net	123	2	103	78	—	306

	194	221	10,168	8,611	(4,002)	15,192

Income (loss) before income taxes and equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(132)	(121)	469	200	—	416
Income tax provision (benefit)	25	(50)	107	(5)	—	77
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	609	425	316	91	(1,342)	99

Net income (loss)	452	354	678	296	(1,342)	438
Net loss attributable to noncontrolling interests	—	—	—	(14)	—	(14)

Net income (loss) attributable to CNH	$452	$354	$678	$310	$(1,342)	$452

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$452	$354	$678	$296	$(1,342)	$438
Other comprehensive income (loss), net:
Translation adjustment	149	—	14	102	(118)	147
Pension liability	7	—	16	(9)	(7)	7
Unrealized gain on available for sale securities	5	—	—	5	(5)	5
Unrealized gain (loss) on derivatives, net of reclassifications	(3)	—	(11)	8	3	(3)

Other comprehensive income (loss)	158	—	19	106	(127)	156

Comprehensive income (loss)	610	354	697	402	(1,469)	594
Comprehensive loss attributable to noncontrolling interests	—	—	—	(16)	—	(16)

Comprehensive income (loss) attributable to CNH	$610	$354	$697	$418	$(1,469)	$610

CNH GLOBAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2010
	CNH Global N.V.	Case New Holland Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$452	$354	$678	$296	$(1,342)	$438
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	173	242	—	415
Intercompany activity	35	83	(36)	(82)	—	—
Changes in operating assets and liabilities	33	(98)	569	152	—	656
Other, net	(502)	(639)	(121)	(187)	1,342	(107)

Net cash provided (used) by operating activities	18	(300)	1,263	421	—	1,402

Investing activities:
Expenditures for property, plant and equipment	—	—	(175)	(126)	—	(301)
Expenditures for equipment on operating leases	—	—	—	(365)	—	(365)
Net (additions) collections from retail receivables and related securitizations	—	—	—	101	—	101
Other, net	(10)	—	1	66	—	57
(Deposits in) withdrawals from Fiat subsidiaries’ cash management pools	(20)	—	434	48	—	462

Net cash provided (used) by investing activities	(30)	—	260	(276)	—	(46)

Financing Activities:
Intercompany activity	(954)	2,905	(1,667)	(284)	—	—
Net increase (decrease) in indebtedness	(28)	167	(47)	853	—	945
Dividends paid	—	—	—	—	—	—
Other, net	2,095	(1,880)	294	(508)	—	1

Net cash provided (used) by financing activities	1,113	1,192	(1,420)	61		946

Other, net	—	—	16	37		53

Increase (decrease) in cash and cash equivalents	1,101	892	119	243	—	2,355
Cash and cash equivalents, beginning of year	—	—	37	1,226	—	1,263

Cash and cash equivalents, end of year	$1,101	$892	$156	$1,469	$—	$3,618

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH GLOBAL N.V. (Registrant)

/s/ PABLO DI SI
Pablo Di Si
Chief Financial Officer

Dated: February 28, 2013

INDEX TO EXHIBITS

Exhibit	Description

1.1	Amended Articles of Association of CNH Global N.V., amended on April 13, 2006. (Previously filed as Exhibit 1.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2006 (File No. 333-05752) and incorporated herein by reference).

1.1.2	Amended Articles of Association of CNH Global N.V., amended on December 18, 2012.

1.2	Regulations of the Board of Directors of CNH Global N.V. dated December 8, 1999 (Previously filed as Exhibit 1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 1999 (File No. 001-14528) and incorporated herein by reference).

2.1	Registration Rights Agreement entered into among CNH Global N.V., Fiat S.p.A. and Sicind S.p.A. dated April 8, 2003 (Previously filed as Exhibit 2.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2002 (File No. 333-05752) and incorporated herein by reference).

2.2	Indenture, dated as of August 17, 2009 between Case New Holland Inc. as issuer, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, regarding 7 3/4% Senior Notes due 2013 (Previously filed as Exhibit 1 to Form 6-K of the registrant on August 25, 2009 (File No. 333-05752) and incorporated herein by reference).

2.3

Indenture, dated as of June 28, 2010, by and among Case New Holland Inc., as issuer, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee, regarding 7 7/8% Senior Notes due 2017 (Previously filed as Exhibit 4.1 to the Registration Statement on Form F-4 of the registrant (File No. 333-173332) and incorporated herein by reference).

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

4.1	CNH Global N.V. Outside Directors’ Compensation Plan as amended, restated and effective July 22, 2008 (Previously filed as Exhibit 4.1.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.1.2	CNH Global N.V. Directors’ Compensation Plan as amended, restated and ratified as of January 26, 2011 (Previously filed as Exhibit 4.1.2 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2	Equity Incentive Plan of CNH Global N.V. as amended and restated on July 23, 2001 (Previously filed as Exhibit 10.1 to the Registration Statement on Form F-3 of the registrant (File No. 333-84954) and incorporated herein by reference).

4.2.1	Equity Incentive Plan of CNH Global N.V. as last amended on October 19, 2007. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2007 (File No. 333-05752) and incorporated herein by reference).

4.2.2	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and amended and restated effective January 1, 2005 (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.2.3	2008 Performance & Leadership Bonus (PLB) Plan (Previously filed as Exhibit 4.2.9 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

Exhibit	Description

4.2.4	Non-Qualified Performance Stock Option Award Agreement, effective as of February 16, 2007 (Previously filed as Exhibit 4.2.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.5	Non-Qualified Performance Stock Option Award Agreement, effective as of April 30, 2010 (Previously filed as Exhibit 4.2.5 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.6	2010 Performance Share Unit Award Agreement, effective as of September 30, 2010. (Previously filed as Exhibit 4.2.6 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.7	2010 Restricted Stock Unit Award Agreement, effective as of September 30, 2010. (Previously filed as Exhibit 4.2.7 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.8	CNH Global N.V. Equity Incentive Plan as Adopted on December 22, 2008 and ratified and approved on March 20, 2009. (Previously filed as Exhibit 4.2.8 to the annual report on Form 20-F of the registrant for the year ended December 31, 2010 (File No. 333-05752) and herein incorporated by reference).

4.2.9	CNH Global N.V. Equity Incentive Plan as Adopted on October 27, 2011 (Previously filed as Exhibit 4.3 to the registration statement on Form S-8 of the registrant (File No. 333-177642) and incorporated herein by reference).

4.3	Form of Top Hat Plan Letter. (Previously filed as Exhibit 4.3 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4	Case New Holland Inc. Deferred Compensation Plan. (Previously filed as Exhibit 4.4 to the annual report on Form 20-F of the registrant for the year ended December 31, 2004 (File No. 333-05752) and incorporated herein by reference).

4.4.1	Case New Holland, Inc. 2005 Deferred Compensation Plan effective January 1, 2005 and restated January 1, 2008 (Previously filed as Exhibit 4.4.1 to the annual report on Form 20-F of the registrant for the year ended December 31, 2008 (File No. 333-05752) and herein incorporated by reference).

4.5	Merger Agreement, dated as of November 25, 2012, by and among Fiat Industrial S.p.A., Fiat Netherlands Holding N.V., CNH Global N.V. and FI CBM Holdings N.V. (Previously filed as Exhibit 99.3 to Form 6-K of the registrant on November 26, 2012 (File No. 333-05752) and herein incorporated by reference.)

8.1	List of subsidiaries of registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification required by Rule 13(a)-14(b) or Rule 15(d)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Deloitte & Touche LLP.

Exhibit	Description

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

**	XBRL information is furnished, not filed.